Form 20-F
period 2002-12-31
MER TELEMANAGEMENT SOLUTIONS LTD
filed 2003-06-25
CIK 1025561

SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549
                                    FORM 20-F

    [ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                       Or
    [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002
                                       Or
    [ ]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                        For the transition period from     to
                         Commission file number: 0-28950

                    MER TELEMANAGEMENT SOLUTIONS LTD.
              (Exact name of Registrant as specified in its charter
               and translation of Registrant's Name into English)

                                     Israel
                                (Jurisdiction of
                         incorporation or organization)

                 40 Aluf David Street, Ramat - Gan, 52232 Israel
                    (Address of principal executive offices)

     Securities  registered or to be registered pursuant to Section 12(b) of the
Act:

         Title of Each Class           Name of Each Exchange on Which Registered
         -------------------           -----------------------------------------
              None                                 N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                       Ordinary Shares, NIS 0.01 Par Value
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      None
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
                 Ordinary Shares, par value NIS 0.01 per share
                 as of December 31, 2002.......................... 4,882,748

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes X No _____

Indicate by check mark which financial statement item the registrant has elected to follow:

                               Item 17__ Item 18 X

This Report on Form 20-F is incorporated by reference into our Form F-3 Registration Statement File No. 333-11644 and into our Form S-8 Registration Statement File No. 333-12014.

                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----

PART I........................................................................1

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..............1
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE............................1
ITEM 3.    KEY INFORMATION....................................................1
            A. Selected Financial Data........................................1
            B. Capitalization and Indebtedness................................2
            C. Reasons for the Offer and Use of Proceeds......................2
            D. Risk Factors...................................................2
ITEM 4.    INFORMATION ON THE COMPANY........................................16
            A. History and Development of the Company........................16
            B. Business Overview.............................................18
            C. Organizational Structure......................................27
            D. Property, Plants and Equipment................................27
ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS......................27
            A. Operating Results.............................................27
            B. Liquidity and Capital Resources...............................38
            C. Research and Development......................................39
            D. Trend Information.............................................40
ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES........................41
            A. Directors and Senior Management...............................41
            B. Compensation..................................................43
            C. Board Practices...............................................43
            D. Employees.....................................................48
            E. Share Ownership...............................................49
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.................52
            A. Major Shareholders............................................52
            B. Related Party Transactions....................................53
            C. Interests of Experts and Counsel..............................53
ITEM 8.    FINANCIAL INFORMATION.............................................54
            A. Consolidated Statements and Other Financial Information.......54
            B. Significant Changes...........................................55
ITEM 9.    THE OFFER AND LISTING.............................................55
            A. Offer and Listing Details.....................................55
            B. Plan of Distribution..........................................56
            C. Markets.......................................................56
            D. Selling Shareholders..........................................56
            E. Dilution......................................................56
            F. Expense of the Issue..........................................56
ITEM 10.   ADDITIONAL INFORMATION............................................57
            A. Share Capital - Treasury shares...............................57
            B. Memorandum and Articles of Association........................57
            C. Material Contracts............................................60
            D. Exchange Controls.............................................60
            E. Taxation......................................................60

            F. Dividend and Paying Agents....................................72
            G. Statement by Experts..........................................72
            H. Documents on Display..........................................72
            I. Subsidiary Information........................................72
ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
           RISKS.............................................................73
ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES............73

PART II......................................................................73

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...................73
ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE
           OF PROCEEDS.......................................................74
ITEM 15.   CONTROLS AND PROCEDURES...........................................74
ITEM 16.   RESERVED..........................................................74

PART III.....................................................................74

ITEM 17.   FINANCIAL STATEMENTS..............................................74
ITEM 18.   FINANCIAL STATEMENTS..............................................74
ITEM 19.   EXHIBITS..........................................................75

S I G N A T U R E S..........................................................77

     The statements contained in this annual report that are not purely historical are forward-looking statements. Such forward-looking statements also include statements in Item 4 - "Information on the Company" and Item 5 -
"Operating and Financial Review and Prospects." These statements involve risks and uncertainties and actual results could differ materially from such results discussed in these statements as a result of the risk factors set forth in this annual report. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

                                     PART I


ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
        -----------------------------------------------------

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
        ---------------------------------------

     Not applicable.

ITEM 3. KEY INFORMATION
        ---------------

A.   SELECTED FINANCIAL DATA

     The following selected consolidated financial data for and as of the five years ended December 31, 2002 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our consolidated financial statements were audited by Kost Forer & Gabbay, a member of Ernst & Young Global, whose report with respect to the three years ended December 31, 2002 and as of December 31, 2001 and 2002 appears in this Report.

Statement of Operations Data:
                                                       Year Ended December 31,
                                           --------------------------------------------------
                                            1998       1999       2000        2001       2002
                                            ----       ----       ----        ----       ----
                                                (in thousands, except per share data)

Revenues............................       $11,118    $12,780    $11,067     $10,725    $9,787
Cost of revenues....................         4,196      3,137      2,842       2,552     1,896
                                             -----      -----      -----       -----     -----
Gross profit........................         6,922      9,643      8,225       8,173     7,891
Selling and marketing, net..........         3,920      4,186      4,853       4,911     3,954
Research and development, net.......         2,657      3,491      4,039       3,562     2,127
General and administrative..........         1,893      1,593      1,845       1,943     1,858
In process research and development
  write-off.........................            --         --        945          --        --
                                               ---        ---        ---         ---       ---
Operating income (loss).............        (1,548)       373     (3,457)     (2,243)      (48)
Financial income, net...............           147         35        374         138       134
Other income (expenses).............            --      5,150      1,591        (654)     (140)
                                               ---      -----      -----        ----      ----
Income (loss) before taxes..........        (1,401)     5,558     (1,492)     (2,759)      (54)
Taxes on income (tax benefit).......            84      1,277       (155)         16        52



Statement of Operations Data:

                                                       Year Ended December 31,
                                           --------------------------------------------------
                                            1998       1999       2000        2001       2002
                                            ----       ----       ----        ----       ----
Net income (loss) before equity in
  earnings of affiliates and
  minority interest.................        (1,485)     4,281     (1,337)     (2,775)     (106)
Equity in earnings of affiliates                31        211         66         221       236
Minority interest in a subsidiary...           (23)        --         --          --        --
                                               ---        ---        ---         ---       ---
Net income (loss)...................       $(1,477)    $4,492    $(1,271)    $(2,554)     $130
                                           =======     ======    =======     =======      ====
Basic net earnings (loss) per share.        $(0.31)     $0.96     $(0.26)     $(0.53)    $0.03
                                            ======      =====     ======      ======     =====
Diluted net earnings (loss) per share       $(0.31)     $0.94     $(0.26)     $(0.53)    $0.03
                                            ======      =====     ======      ======     =====

Balance Sheet Data:
                                                            December 31,
                                           ---------------------------------------------------
                                             1998       1999       2000        2001      2002
                                             ----       ----       ----        ----      ----
Working capital.....................       $ 8,586    $13,701    $10,342     $ 9,060   $ 9,244
Total assets........................        15,889     21,615     21,812      18,095    17,707
Long-term loans.....................            12          8         84          13         8
Shareholders' equity................        12,972     17,557     16,497      13,856    14,013


B. CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

D. RISK FACTORS

     Investing in our ordinary shares involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our ordinary shares. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be harmed. In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment.

We have had a recent history of operating losses and may not achieve or sustain profitability in the future.

     We have incurred operating losses in 1998, 2000, 2001 and 2002 and incurred a small operating loss in the first quarter of 2003. We cannot assure you that we will be able to achieve or sustain profitable operations in the future.

Our operating results fluctuate significantly.

     Our quarterly results have fluctuated significantly in the past and are likely to fluctuate significantly in the future. Our future operating results will depend on many factors, including, but not limited to the following:

     o    demand for our products;

     o    changes in our pricing policies or those of our competitors;

     o    the number, timing and significance of product enhancements;

     o    new product announcements by us and our competitors;

     o our ability to develop, introduce and market new and enhanced products on a timely basis;

     o    changes in the level of our operating expenses;

     o    budgeting cycles of our customers;

     o customer order deferrals in anticipation of enhancements or new products that we or our competitors offer;

     o    product life cycles;

     o    changes in our strategy;

     o seasonal trends and general domestic and international economic and political conditions, among others; and

     o currency exchange rate fluctuations and economic conditions in the geographic areas where we operate.

     Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast, and it is likely that our future operating results will be adversely affected by these or other factors.

     Revenues are also difficult to forecast because the market for telecommunication management solutions is rapidly evolving and our sales cycle, from initial evaluation to purchase, is lengthy and varies substantially from customer to customer. We typically ship product orders shortly after receipt of a purchase order and, consequently, order backlog at the beginning of any quarter has in the past represented only a small portion of that quarter's revenues. As a result, license revenues in any quarter depend substantially on orders booked and shipped in that quarter.

     Due to all of the foregoing, we cannot predict revenues for any future quarter with any significant degree of accuracy. Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and you should not rely upon them as indications of future performance. Although we have experienced revenue growth in the past, we may not be able to sustain this growth rate, and you should not consider such past growth indicative of future revenue growth, or of future operating results.

Our operating results vary quarterly and seasonally.

     We have often recognized a substantial portion of our revenues in the last quarter of the year and in the last month, or even weeks or days, of a quarter. Our expense levels are substantially based on our expectations for future revenues and are therefore relatively fixed in the short term. If revenue levels fall below expectations, our quarterly results are likely to be disproportionately adversely affected because a proportionately smaller amount of our expenses varies with our revenues.

     Our operating results reflect seasonal trends and we expect to continue to be affected by such trends in the future. We expect to continue to experience relatively higher sales in the fourth quarter ending December 31, and relatively lower sales in the third quarter ending September 30, as a result of reduced sales activity in Europe during the summer months. Due to the foregoing factors, in some future quarter, our operating results may be below the expectations of public market analysts and investors. In such event, it is likely that the price of our ordinary shares would be materially and adversely affected.

We depend on the market for telemanagement products, which market has declined in recent years.

     We have derived substantially all of our revenues and expect to continue to derive the vast majority of our revenues in the foreseeable future from sales of our TABS.IT call accounting and billing products. Our future financial performance will depend, in significant part, on the successful development, introduction, marketing and customer acceptance of the new versions of TABS.IT and related telemanagement products. Our revenues have declined each year since 1999 and there can be no assurance that the market for these products will grow in the future. If the market for TABS.IT and related telemanagement products fails to return to previous levels, or grows more slowly than we currently anticipate, our business, operating results and financial condition would be materially and adversely affected

We depend on business telephone system manufacturers, vendors and distributors for our sales.

     One of the primary distribution channels for our call accounting management products are PBX original equipment manufacturers, or OEMs, and vendors who market our products to end-users in conjunction with their own products. Sales by PBX manufacturers and vendors have declined markedly in the recent past, and no assurance can be given that sales through this channel will recover. Our success will be dependent to a substantial degree on the marketing and sales efforts of such third parties in marketing products integrating our products. There can be no assurance that these customers will give priority to the sale of our products as an enhancement to their products. Although most of the major business telephone switching systems manufacturers and vendors currently rely on third-party suppliers to provide call accounting and other telemanagement products, no assurance can be given that these manufacturers and vendors, including our current customers, will not develop their own competing products or purchase competing products from others.

     We are highly dependent upon the active marketing and distribution efforts of our PBX OEM's. In 2000, 2001 and 2002, our three major OEMs, Siemens Gmbh, Philips Communications Systems B.V. and Ericsson, generated 40.0%, 44.0% and 46.0% of our revenues respectively. The percentage of sales attributable to each of these OEMs in the three years ended December 31, 2002 are as follows:

                                    2000          2001         2002
                                    ----          ----         ----
Siemens....................         22.0%         32.0%        36.0%
Philips....................         11.0%          8.0%         6.0%
Ericsson...................          7.0%          4.0%         4.0%

     Because we sell our products through local master distributors in countries where we do not have a marketing subsidiary, we are highly dependent upon the active marketing and distribution efforts of our distributors. We also depend in large part upon our distributors for product maintenance and support. There can be no assurance that our distributors will continue to provide adequate maintenance and support to end-users or will provide maintenance and support for new products, which might cause us to seek new or additional distributors or incur additional service and support costs. The distributors to whom we sell our products are generally not contractually required to make future purchases of our products and could, therefore, discontinue carrying our products at any time. None of our distributors or resellers are subject to any minimum purchase requirement under their agreements with us. There can be no assurance that we will continue our relationships with our OEM customers or, if such relationships are not maintained, that we would be able to attract and retain comparable PBX original equipment manufacturers. Although we have distribution agreements with a number of our resellers, we do not have any agreements with the PBX manufacturers who market our products. The loss of any of our major resellers, either to competitive products offered by other companies or products developed by such resellers, would have a material adverse effect on our business, financial condition and results of operations. Our future performance will depend, in part, on our ability to attract additional PBX manufacturers and vendors that will be able to market and support our products effectively, especially in markets in which we have not previously distributed our products.

We may decide to acquire other businesses in the future, which could result in potentially dilutive issuances, the incurrence of debt and the incurrence of other expenses which could negatively impact our operating results and financial condition.

     In April 2000 we acquired IntegraTRAK Inc., a privately held developer and marketer of high-end telemanagement software, and in April 2002 we acquired software technology that we are presently marketing under the name FaciliTRAK. FaciliTRAK is a comprehensive software system that greatly simplifies the day-to-day task of maintaining and managing the physical layer details for any network. If we continue to acquire businesses or products in the future, such acquisitions could result in dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, any of which could negatively impact our operating results and financial position. Acquisitions may also involve other risks, including entering markets in which we have limited or no direct prior experience and the potential loss of key employees. We have no present agreements with respect to any future acquisitions or investments.

We face risks associated with expanding our distribution.

     We sell our products through distributors, business telephone switching systems manufacturers and vendors, post, telephone and telegraph authorities, or PTTs and our direct sales force. Our ability to achieve revenue growth in the future will depend in large part on our success in establishing and maintaining relationships with business telephone switching systems manufacturers and vendors and PTTs, establishing and maintaining relationships with distributors, and recruiting and training additional direct sales personnel. We plan to invest significant resources to expand our direct sales force and to develop new distribution relationships. Historically, we have at times experienced difficulty in recruiting qualified sales personnel and in establishing effective distribution relationships. There can be no assurance that we will be able to successfully expand our direct sales force or other distribution channels or that any such expansion will result in an increase in revenues. The failure to expand our direct sales force or other distribution channels could have a material adverse effect on our business, operating results and financial condition.

We are subject to risks associated with international operations.

     We are based in Israel and generate a large percentage of our sales outside the United States. Our sales in the United States accounted for 46%, 61% and 66% of our total revenues for the years ended December 31, 2000, 2001 and 2002, respectively. Although we continue to expand our international operations and commit significant management time and financial resources to developing direct and indirect international sales and support channels, we cannot be certain that we will be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition will be materially and adversely affected.

     International operations are subject to inherent risks, including the following:

     o the impact of possible recessionary environments in multiple foreign markets;

     o    costs of localizing products for foreign markets;

     o longer receivables collection periods and greater difficulty in accounts receivable collection;

     o    unexpected changes in regulatory requirements;

     o    difficulties and costs of staffing and managing foreign operations;

     o    reduced protection for intellectual property rights in some countries;

     o    potentially adverse tax consequences; and

     o    political and economic instability.

     We cannot be certain that we, our distributors or resellers will be able to sustain or increase revenues from international operations or that the foregoing factors will not have a material adverse effect on our future revenues and, as a result, on our business, operating results and financial condition.

     We may be adversely affected by fluctuations in currency exchange rates. While our revenues are generally denominated in United States dollars and Euros, a significant portion of our expenses are incurred in NIS. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. If we were to determine that it was in our best interests to enter into any hedging transactions in the future, there can be no assurance that we will be able to do so or that such transactions, if entered into, will materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. In addition, if, for any reason, exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, our business could be adversely affected. Although exposure to currency fluctuations to date has not had a material adverse effect on our business, there can be no assurance such fluctuations in the future will not have a material adverse effect on revenues from international sales and, consequently, on our business, operating results and financial condition.

We  are  subject  to  risks  relating  to   proprietary   rights  and  risks  of
infringement.

     We are dependent upon our proprietary software technology and we rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We try to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. It is possible that others will develop technologies that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. It is difficult to police the unauthorized use of our products, and we expect software piracy to be a persistent problem, although we are unable to determine the extent to which piracy of our software products exists. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. We cannot be certain that our means of protecting our proprietary rights in the United States or abroad will be adequate or that our competition will not independently develop similar technology.

     We are not aware that we are infringing upon any proprietary rights of third parties. It is possible, however, that third parties will claim infringement by us of their intellectual property rights. We believe that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. It would be time consuming for us to defend any such claims, with or without merit, and any such claims could:

     o    result in costly litigation;

     o    divert management's attention and resources;

     o    cause product shipment delays; or

     o require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all.

     If there is a successful claim of product infringement against us and we are not able to license the infringed or similar technology, our business, operating results and financial condition would be materially and adversely affected.

     We rely upon certain software that we license from third parties, including software that we integrate with our internally developed software. We cannot be certain that these third-party software licenses will continue to be available to us on commercially reasonable terms. If we lose or are unable to maintain any such software licenses, we could suffer shipment delays or reductions until equivalent software could be developed, identified, licensed and integrated, which would materially and adversely affect our business, operating results and financial condition.

Our results may be adversely affected by competition.

     The market for  telemanagement  products  is  fragmented  and is  intensely competitive. Competition in the industry is generally based on product performance, depth of product line, technical support and price. We compete both with international and local competitors (including providers of telecommunications services), many of whom have significantly greater financial, technical and marketing resources than us. We anticipate continuing competition in the telemanagement products market and the entrance of new competitors into the market. Our existing and potential customers, including business telephone switching system manufacturers and vendors, may be able to develop telemanagement products and services that are as effective as, or more effective or easier to use than those offered by us. Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels. There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

We are subject to risks associated with rapid technological change and risks associated with new versions and new products.

     The telecommunications management market in which we compete is characterized by rapid technological change, introductions of new products, changes in customer demands and evolving industry standards. Our future success will depend upon our ability to keep pace with the technological developments and to timely address the increasingly sophisticated needs of our customers by supporting existing and new telecommunication technologies and services and by developing and introducing enhancements to our current and new products. There can be no assurance that we will be successful in developing and marketing enhancements to our products that will respond to technological change, evolving industry standards or customer requirements, that we will not experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements or that such enhancements will adequately meet the requirements of the marketplace and achieve any significant degrees of market acceptance. If release dates of any new products or enhancements are delayed or, if when released, they fail to achieve market acceptance, our business, operating results and financial condition would be materially and adversely affected. In addition, the introduction or announcement of new product offerings or enhancements by us or our competitors may cause customers to defer or forgo purchases of current versions of our product, which could have a material adverse effect on our business, operating results and financial condition.

We may not be able to retain or attract key managerial, technical and research and development personnel we need to succeed.

     Our success has largely depended and will depend in the future on our skilled professional and technical employees, substantially all of whom have written employment agreements. The competition for these employees is intense. We may not be able to retain our present employees, or recruit additional qualified employees as we require them.

Recently enacted and proposed changes in securities laws and regulations are likely to increase our costs.

     The  Sarbanes-Oxely  Act of 2002  that  became  law in July  2002  requires changes in some of our corporate governance and securities disclosure or compliance practices. That act also requires the SEC to promulgate new rules on a variety of subjects, in addition to rule proposals already made, and Nasdaq has proposed revisions to its requirements for companies that are Nasdaq-listed. We expect these developments to increase our legal compliance costs, to make some activities more time-consuming and may make it difficult to attract qualified independent directors. We are presently evaluating and monitoring regulatory developments and cannot estimate the timing or magnitude of additional costs we may incur as a result.

Developments beyond our control may adversely affect us.

     Certain types of losses of a catastrophic nature, such as losses resulting from floods, thunderstorms, earthquakes and other "Acts of God," terrorism, work stoppages, regulatory actions or other unpredictable developments could also interrupt and adversely affect our business operations. In addition, the continuing threat of severe acute respiratory syndrome, or SARS, may adversely impact our business, particularly in Southeast Asia. To date, SARS has not had a material adverse effect on our business. However, any future spread of SARS as well as travel and other restrictions imposed to combat SARS may adversely affect us.

Three of our shareholders are in a position to control matters requiring a shareholder vote.

     Mr. Chaim Mer, our Chairman, and his wife, Dora Mer, currently control the vote of approximately 44.8% of our outstanding ordinary shares and Isaac Ben-Bassat, one of our directors, is the owner of 15.1% of our outstanding ordinary shares. As a result, they control and will continue to control the election of the entire Board of Directors other than our two outside directors and generally direct our business and affairs.

We are subject to risks arising from product defects and potential product liability.

     We provide free warranty and support for up to one year for end-users and up to eighteen months for our OEM distributors. Our sales agreements typically contain provisions designed to limit our exposure to potential product liability or related claims. The limitation of the liability provisions contained in our agreements may not be effective. Our products are used by businesses to reduce communication costs, recover charges payable by third parties and prevent abuse and misuse of telephone networks and, as a result, the sale of products by us may entail the risk of product liability and related claims. A product liability claim brought against us could have a material adverse effect upon our business, operating results and financial condition. Products such as those offered by us may contain undetected errors or failures when first introduced or when new versions are released. Despite our testing and testing by current and potential customers, there can be no assurance that errors will not be found in new products or releases after commencement of commercial shipments. The occurrence of these errors could result in adverse publicity, loss of or delay in market acceptance or claims by customers against us, any of which could have a material adverse effect upon our business, operating results and financial condition.

Risks Relating to Operations in Israel

Conducting business in Israel entails special risks.

     We are incorporated under the laws of, and our executive offices and research and development facilities are located in, the State of Israel.
Although most of our sales are made to customers outside Israel, we are nonetheless directly affected by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, financial condition and results of operations. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. While Israel has entered into peace agreements with both Egypt and Jordan and several other countries had announced their intentions to establish trade and other relations with Israel, Israel has not entered into additional peace agreements. There has been a significant deterioration in the relationship between Israel and the Palestinian Authority since September 2000, and the peace process between the parties has stagnated. Since the beginning of 2002, there has been a marked acceleration in the number and frequency of hostile incidents, including numerous lethal suicide attacks in Israeli. In response, the Israeli Army has made incursions into Palestinian-controlled cities and towns and refugee camps. The continued hostilities between the Palestinian community and Israel and the failure to settle the conflict has had and continues to have a material adverse effect on the Israeli economy and a material adverse effect on our business and us. Further expansion of hostilities might require more widespread military reserve service by some of our employees, which may have a material adverse effect on our business.


Most of our directors, officers and employees are obligated to perform annual military reserve duty in Israel. We cannot assess the potential impact of these obligations on our business.

     Our directors, officers and employees who are male adult citizens and permanent residents of Israel under the age of 48 are, unless exempt, obligated to perform annual military reserve duty and are subject to being called to active duty at any time under emergency circumstances. We cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

Economic conditions in Israel have deteriorated.

     As a result of political instability, the increased level of hostilities with the Palestinian Authority and the world-wide economic crisis in the hi-tech and communication industries, the rate of economic growth in Israel deteriorated in 2001 and 2002, the Israeli currency was devalued and the rate of inflation in Israel increased. The new Israeli Government has proposed certain budgetary cuts and other changes which were recently adopted by the Israeli Parliament. However, the impact on the Israeli economy of these and other measures that may eventually be adopted is uncertain. In addition, certain credit agencies have stated that they are reviewing Israel's credit rating. Should Israel's credit rating be lowered, the ability of the Israeli government to generate foreign financial and economic assistance may be adversely affected. We cannot assure you that the Israeli government will be successful in its attempts to stabilize the Israeli economy or to maintain Israel's current credit rating. The failure to stabilize the economy in Israel may have a material adverse effect on us.

Our financial results may be adversely affected by inflation and currency fluctuations.

     Since we report our financial results in dollars, fluctuations in rates of exchange between the dollar and non-dollar currencies may affect our results of operations. The majority of our expenses are paid in NIS (primarily salaries) and are influenced by the timing of, and the extent to which, any increase in the rate of inflation in Israel over the rate of inflation in the United States is not offset by the devaluation of the NIS in relation to the dollar. We believe that the rate of inflation in Israel has not had a material adverse effect on our business to date. However, our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel. Over time, the NIS has been devalued against the dollar, generally reflecting inflation rate differentials. In 1997 and 1998, the rate of devaluation of the NIS against the dollar exceeded the rate of inflation, a reversal from prior years. However, in 1999 and 2000 while the rate of inflation was low, there was a devaluation of the dollar against the NIS. In the years 2001 and 2002 the rate of devaluation of the NIS against the dollar exceeded the rate of inflation. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar measured results of operations will be adversely affected. Likewise, our operations could be adversely affected if we are unable to guard against currency fluctuations in the future. We cannot guarantee that we will enter into such transactions in the future or that such measures will adequately protect us from serious harm due to the impact of inflation in Israel.

The government programs and tax benefits we currently participate in or receive require us to meet several conditions and may be terminated or reduced in the future.

     We have benefited from certain Israeli government grants, programs and tax benefits. To remain eligible for these grants, programs and tax benefits, we must comply with some conditions, including investing in some fixed assets from our own equity. In addition, some of these programs may restrict our right to manufacture products or transfer our technology outside of Israel. If we do not meet these conditions in the future, the benefits we received could be canceled and we may have to refund payments previously received under these programs. We do not expect to receive any grants during 2003.

We may be adversely affected by proposed tax reform in Israel.

     On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

     Service of process upon our directors and officers and the Israeli experts named herein, most of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since substantially all of our assets, most of our directors and officers and the Israeli experts named in this annual report are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

     There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those Acts.

Risk Factors Related to Our Ordinary Shares

Holders of our ordinary shares who are United States residents face income tax risks.

     There is a substantial risk that we will be classified as a passive foreign investment company, or PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either
(i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning our ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

     As a result of our substantial cash position and the decline in the value of our stock, there is a substantial risk that we will be classified as a PFIC under the asset test described in the preceding paragraph. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, this determination can not be made with certainty until the end of the calendar year.

     Based on studies preformed by an independent consultant, we believe that we were not a PFIC in either 2001 or 2002.

     United States residents should carefully read "Item 10E. Additional Information - Taxation, United States Federal Income Tax Consequences" for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

Our share price has been volatile in the past and may decline in the future.

     Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

     o    quarterly variations in our operating results;

     o operating results that vary from the expectations of securities analysts and investors;

     o changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

     o announcements of technological innovations or new products by us or our competitors;

     o    announcements  by us or  our  competitors  of  significant  contracts,
          acquisitions,   strategic  partnerships,  joint  ventures  or  capital
          commitments;

     o    changes in the status of our intellectual property rights;

     o announcements by third parties of significant claims or proceedings against us;

     o    additions or departures of key personnel;

     o    future sales of our ordinary shares; and

     o    stock market price and volume fluctuations.

     Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

     In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

Anti-takeover provisions could negatively impact our shareholders.

     Some of the provisions of Israeli law could:

     o    discourage potential acquisition proposals;

     o    delay or prevent a change in control over us; and

     o limit the price that investors might be willing to pay in the future for our ordinary shares.

     Generally, under Israeli corporate law, a merger must be approved by the board of directors and the shareholders of each of the merging companies. If the share capital of the non-surviving company consists of more than one class of shares, the approval of each class is also required. Further, if the company was incorporated before February 1, 2000, as we were, the approval of the merger requires a majority of 75% of the shareholders present and voting at a meeting. In certain cases, court approval is also required. Under the Companies Law, a merger may be completed only after 70 days have elapsed from the date all the necessary approvals and the merger proposals have been submitted to the Israeli Companies Registrar. The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% or more shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless someone else already holds a majority of the voting power of the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Companies Law provide that, generally, these provisions do not apply to companies whose shares are listed for trading outside of Israel. The requirements of Israeli corporate law generally make these forms of acquisition significantly more difficult than under United States corporate laws.

     Other potential means of acquiring a public Israeli company might involve significant obstacles, such as a requirement for court approval for the acquisition. In addition, a body of case law has not yet developed with respect to the Companies Law. Until this happens, uncertainties will exist regarding its interpretation.

     Finally, Israeli tax law treats some acquisitions, particularly stock-for-stock swaps between an Israeli company and a foreign company, less favorably than United States tax law. Israeli tax law may, for instance, subject a shareholder who exchanges his or her shares in us for shares in a foreign corporation to immediate taxation.

     These provisions of Israeli corporate and tax law and the uncertainties surrounding such law may have the effect of delaying, preventing or making more difficult a merger or acquisition involving our company. This could prevent a change of control in our company and depress the market price of our ordinary shares that might otherwise rise as a result of such change of control.

We do not expect to distribute cash dividends.

     We do not anticipate paying cash dividends in the foreseeable future. Our Board of Directors will decide whether to declare any cash dividends in the future based on the conditions then existing, including our earnings and financial condition. According to the Israeli Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. Profits, for purposes of the Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years.

ITEM 4. INFORMATION ON THE COMPANY
        --------------------------

A. HISTORY AND DEVELOPMENT OF THE COMPANY

     MER Telemanagement Solutions Ltd. was incorporated under the laws of the State of Israel in December 1995 for an indefinite term. We are a public limited liability company under the Israeli Companies Law 1999 and operate under this law and associated legislation. Our registered offices and principal place of business are located at 40 Aluf David Street, Ramat - Gan 52232, Israel, and our telephone number is 972-3-671-0777. Our address on the Internet is www.mtsint.com. The information on our website is not incorporated by reference into this annual report.

     We design, develop, market and support a comprehensive line of telecommunication management solutions that enable business organizations and other enterprises to more effectively manage and optimize the use of their communication resources. Our products include call accounting and management products, fault management systems and Web-based management solutions for converged voice, voice over Internet Protocol, or IP, data and video. These products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, detect and report the abuse and misuse of telephone networks, monitor and detect hardware and software faults in telecommunications networks and generate telecommunications usage information for use in the management of an enterprise. We were among the first to offer PC-based call accounting systems when we introduced our TABS product in 1985. To date, over 55,000 TABS call accounting systems have been sold to end-users in more than 60 countries.

     Call accounting systems afford businesses easy access to complete information on telephone usage, including the dialed number, calling extension, call duration, time of day, destination, trunk line usage, cost of each call and multi-carrier analysis. We started developing the TABS line of call accounting products for the DOS operating system and have upgraded and re-written our call accounting and management systems as the industry and technology advanced providing full compatibility to support the Windows operating systems (3.1, 95, 98, 2000) and most versions of Windows NT. As our sales of TABS were worldwide, we needed to have a flexible and easily updated set of pricing tables to accommodate the different pricing schemes and modes used worldwide and with different carriers. As enterprises expanded and required information from their remote sites, so TABS has expanded to accommodate their needs by providing multi-site solutions and supporting most business telephone switching systems currently available for sale. The solutions are capable of monitoring up to 64,000 extensions. Various modules were developed to service the needs of different vertical markets such as our PMSi module for the hotel industry and Resolve for performing tie-line reconciliation for utilities having multiple PBXs. TRAK-View, our fault management system, provides an enterprise with early warning problem detection and prevention for multi-site and multi-vendor networks including PBXs. In 1998, we introduced IP.TRAK, a Web-based call accounting and management system that was built on the original model and principles of TABSweb(TM). IP.TRAK was designed to harness the power of the Internet for the needs of Information Technology managers through its ability to access reports using a standard Internet browser. We then added additional modules that could collect the information from routers, firewalls and gateways. These additional modules provided tools for a comprehensive communications management system. We were able to collect additional data from files, FTP servers, voice over IP (VoIP) and external buffers. We then merged the functionality of PBX systems and IP networks to provide a unified management solution for multiple communication platforms from different vendors supporting voice, VoIP, video and data communications.

     On April 24, 2000, we acquired all of the assets and assumed certain liabilities of IntegraTRAK Inc., a privately held Seattle based company, engaged in the development and sale of packaged computer software for tracking telephone calls and costs.

     In line with our strategic planning, we determined in late 2001 not to promote TRAK-View and IP.TRAK as stand-alone products, but to offer them as part of larger solutions.

     In 2001, we developed our Web Access module that provides access and control to the communications usage database, under strict control and privacy, from anywhere on the web. During the second quarter of 2002, we added FaciliTRAK, which is a comprehensive software system that greatly simplifies the day-to-day task of maintaining and managing the physical layer details for any network. FaciliTRAK allows the user to record the equipment, cables, and pathways for the cable plant and define the connectivity and circuit routes. A user can utilize FaciliTRAK to plan and manage the moves and changes within his or her organization with the aid of the self-documenting service desk functions. The FaciliTRAK system is an essential tool for any enterprise that is thinking of implementing a disaster recovery program. We operate in five geographical areas. Our operations in Israel include research and development, sales, marketing and support. Our operations in the United States, Brazil, Europe and Asia include sales, marketing and customer service.

     Our strategy is to maintain and enhance our position as a leading supplier in the enterprise communication management market of call accounting, facility management solutions and other management solutions while expanding our product line to address the telemanagement needs of the rapidly converging voice, video and data communication markets.

     In July 2000, we sold a 31% interest in Silverbyte, a 50% owned privately held affiliate. We received $150,000 in consideration from the sale payable in 24 equal monthly payments. In December 2000, we reached an agreement to reschedule the remaining balance of the payments due. According to this agreement, the balance of $110,000 will be repaid in 19 monthly payments starting April 2002. In April 2002, we reached a new agreement rescheduling the remaining $85,000 balance to be repaid in 48 monthly payments starting April 2002. We recorded a $73,000 gain from the sale. Although we continue to hold a 19% interest in Silverbyte, we do not have any representation on its board of directors. Accordingly, our investment in Silverbyte is accounted for according to the cost method.

B. BUSINESS OVERVIEW

Industry Background

     Technological advances and worldwide deregulation and privatization in the telecommunications industry have resulted in the growth of alternative telecommunication services providers, such as cellular companies, competitive access providers, cable companies and data transmission companies. This growth, in conjunction with dramatic improvements in computing and communications technology, including the convergence of telephony systems and computers, or computer telephony integration, has fostered the rapid expansion of communication services and an increase in the volume of voice and data traffic by business organizations. The diversification of services and providers using varied pricing algorithms and the proliferation of domestic and international networks using varied equipment and technologies for different services and modes of transmission has placed new demands on telecommunication and information technology managers and has created the need for sophisticated and flexible telecommunication management solutions. This has created a demand for telemanagement solutions that are capable of supporting multiple sites, switching platforms, languages and currencies, as well as the generation of telecommunications usage information vital to an enterprise's operations.

     Telemanagement solutions have evolved from the stand-alone PC - based telephone call accounting and billing systems of the mid-1980's to local area network or LAN-based systems operating in Windows 98/2000 and Windows NT environments offering call accounting, fraud detection and fault management solutions for users with complex voice and data networks.

     Call accounting products, a fundamental management tool, record, retrieve and process data received from a PBX or other telephone switching system, providing a telecommunications manager with information on telephone usage. This information enables managers to optimize an enterprise's telecommunications resources and reduce communication expenses, typically the second or third highest administrative expense of a business, through cost-tracking and management awareness.

     As the trend continues toward enterprises utilizing one infrastructure for both voice and data services, more and more emphasis will be placed on finding efficient solutions to cope with the increasing demand on network resources and for reducing congestion. Enterprises have been required to buy additional communications resources to meet this demand immediately rather than optimizing their existing networks due to the time consuming nature of such projects. IT managers are constantly trying to justify the ever increasing expenses created by managing the enormous amount of data that is being transmitted through the Internet.

     The abuse and misuse of telephone and data networks, either by employees making unauthorized telephone calls or by outside "hackers" who tap into an organization's long distance service has become a major problem for organizations resulting in great losses. Likewise, employees surfing the web for private use during working hours overloads the network, preventing critical tasks from getting through as well as reducing the overall productivity of the enterprise. These losses have led to the development of intelligent toll fraud detection systems that immediately alert or initiate preventive measures upon detecting a suspicious occurrence in network usage traffic.

     Organizations with multiple PBXs and providers of maintenance services require systems that are capable of alerting telecommunications managers of impending or actual problems in a communications network. Financial and operational benefits of a fault management system can be immediate and significant, as down time of the system is reduced due to early problem detection and real information on remote site events. Maintenance costs are significantly lowered through better use of human resources and more efficient inventory management.

     In addition, other executives and operational managers are now seeking telemanagement solutions which permit them to assess how efficiently employees are using their time, monitor customer service calls, analyze the effectiveness of marketing expenditures, utilize toll-free responses to determine demographics of callers through the use of Caller ID information, know who is using the network and when they are using it, and obtain additional data that aid them in management of the business.

     IP telephony and video conferencing are reaching technological maturity and are being adopted by an increasing number of organizations. Enterprises have begun to use the IP platform as a single common telecommunication infrastructure for all services. The convergence of voice, data and video has become commonplace, and there is a trend of data equipment manufacturers and PBX system manufacturers offering platforms that support all services. These developments as well as customer demands will require future management systems to be upgraded to support the convergence of voice, data and video and provide a unified management system that will provide information technology managers with knowledge about the usage of their resources, the ability to ensure the optimal use of these resources and centralized control over their networks.

     With today's greater mobility, the need to keep track of moves and changes in an organization requires the use of tools to control, manage and document these changes more effectively. The useful life of a standard cabling structure should be fifteen years. This means that existing cables should be able to support an average of three upgrades of communication equipment during its lifetime, plus an average of five changes to all outlets. It is virtually impossible to achieve this performance level without maintaining accurate records reflecting all details of cabling installations.

     The continuing increase in use of cellular phones for business, during and outside working hours, has created the need to develop products that will enable an enterprise to generate a true and full record of all the calls made by its employees, including cellular calls and calls made by calling cards and other charge plans.

Products and Services

     We offer a range of call accounting and converged voice/data management solutions, based on our standard platform which can be adjusted to specific customers' needs and requests, as well as fault management systems for networks and PBXs, and facilities management for cabling and equipment. Additionally, some of our products are geared for communications resellers and as such enable them to issue regular bills for the communications services rendered. Today these products and services, starting with the original TABS line, constitute the basic building blocks for adding modules to cater to the new advanced communications infrastructures and services.

Background History

     We were the first to offer a PC-based non-dedicated call accounting system when we introduced the first version of TABS in 1985. To date, over 60,000 TABS accounting systems have been sold to end-users located in over 60 countries. TABS supports worldwide charging methods (pulse and duration), call pricing tables and currencies and is available in different languages. Our PBX interface database includes default formats for the major PBX manufacturers and business phone systems, including those manufactured by Ericsson, Philips, Siemens, Lucent, Nortel, Alcatel, ECI/Tadiran, Harris, NEC, Executone and Panasonic, making TABS compatible with substantially all currently available PBX and business phone systems. Our flexible format allows some of the newer equipment such as VoIP PBXs and routers/gateways to be inputted to, and reported on TABS.

Call Accounting and Management Solutions for Enterprises

TABS.IT

     TABS.IT is a solution for small offices, medium sized businesses, and Fortune 500 enterprises that want to take full control over their communications network. Specific applications enable hotels, shared tenant environments, hospitals, universities and service bureaus to resell communications services to users employing simple, yet efficient mark-up formulas.

     TABS.IT tracks the details of all voice communications usage (dialed numbers, call duration, destination, cost of each call, trunk line usage, etc.) and produces accurately priced individual customer bills. In addition, TABS.IT tracks the details of all data communications (IP address, name, number of bytes, bandwidth usage, nodes, etc.) and can produce a relative cost figure. TABS.IT products are able to:

     o Register and track incoming and outgoing, trunk-to-trunk and internal calls, including response time, ring time and Caller ID.

     o    Add billing details and cost of calls according to applicable  pricing
          tables,   including  mark-up   calculations  by  extension  and  other
          user-defined categories and rate updates.

     o Perform multi-carrier analysis, providing carrier comparison "what if" reports.

     o    Support authorization and account codes.

     o    Identify inactive and defective trunks and extensions.

     o Operate in a LAN environment, permitting multi-user and multi-tasking functionality.

     o Generate and electronically distribute billing documents, management and verification reports and 3-D color graphs for easy data analysis.

     With additional modules, the following optional features are available:

     o    Reporting on e-mails (eTABS)

     o    Reporting on VoIP (VoIPTABS)

     o    Reporting on web browsing (wTABS)

     o    Accessing the information over the Internet (Web Access)

     These additional modules were developed especially for Internet usage and provide enterprises with the scalability necessary to permit growing enterprise organizations to further extend their ability to monitor and optimize their local networks. With the introduction of Web Access, multiple users now have the ability to access the TABS database and easily generate reports and graphs from any PC that has access to the Internet. With this new module, each authorized user anywhere in the world can browse and review reports containing restricted data, according to his authorization. These reports are created from the TABS database by using a web browser at a remote station. In addition, powerful graphs give the manager an immediate overview of the situation. Both the graphs and reports can be exported to other applications, such as PowerPoint for the graphs or Excel for the reports.

     The powerful TABS.IT report generator provides a wide variety of usage reports that are easy to read and understand, yet provide all the information necessary to identify how communications network resources are being utilized. These reports can be generated either as a summary of the call data or complete with all the details necessary to make informed management decisions. Their structural flexibility allows the user to quickly zero in on the specific data of greatest interest. Historical reports may be maintained for an unlimited period of time and can become useful tools for assessing budget needs for the coming months or years. Specific report categories include ring time reports, call breakdown reports, hit parade reports, directory reports, exception reports and trunk reports. In addition, a robust custom reporting feature offers the user an effective means of generating reports that can go far beyond the standard categories. With this feature, the user is able to create reports that can be tailored to meet even the most specific of reporting requirements, and they can be scheduled to run automatically at a prescribed time.

     Version 7 of TABS.IT is fully web based allowing users to see their own call usage on-line from anywhere, and incorporates most of the features that were offered as separate modules in previous versions. This version is easily adapted to companies that have multiple sites, and would want to view the activity from a central site. The administrative functions can also be performed remotely using Internet Explorer. Fully security and privacy is assured by use of various levels of password protection.

     The WinTRAK family of products is MTS IntegraTrak's telemanagement solution that has been sold in the U.S. market since 1985. After incorporating all the functionality of WinTRAK, we migrated TABS.IT for use in the United States in 2002. Although we are not marketing WinTRAK any longer, we continue to support this product.

Facilities Management System

     With today's greater mobility, the need to keep track of moves and changes in an organization requires the use of tools to control, manage and document these changes more effectively. In March 2002, we acquired a software product from Total Wire Software Company, Inc., a privately held Florida-based company. The purchase of this software, now marketed as FaciliTRAK, enables us to offer a product that provides tracking of inventory such as telephones, computers and ancillary equipment associated with a user and develop a complete composite report of an enterprise's resources. Additionally, it gives us the ability to provide a full "total information" system to enterprises for controlling and managing the entire physical layer of an organization's voice and data system. The "top of the line" FaciliTRAK product is a full featured, graphic-oriented cable and asset management system, that comes complete with Visio Technical, a CAD interface, and is available in both a single workstation and a multi-user network version. Its unique flexibility allows users to "mirror" complex networks commonly found in large companies, while its enhanced ability allows it to document and design cable plant projects of all sizes.

     FaciliTRAK documents and controls the management of the physical layer, device configuration and circuit connectivity for a wide range of network topologies including ethernet, token ring, voice, fiber distributed data interface, etc. that range in size, from just a few hundred nodes to many thousand, and with its universal functionality can be extended to interface with logical network management systems, cable testing and labeling systems, help desk, call accounting, and other facility management tools. Using a flexible and multipurpose database, FaciliTRAK documents the physical characteristics for any network, recording the network, asset, user, device configuration, and exact connections between equipment and cabling. The results are then presented in either a database view, dynamic schematic, or Visio Technical drawing. The schematics generated by those modules are used to show the physical connectivity and logical path of the equipment and cabling connections in the database.

     As a multi site system, FaciliTRAK can store information for multiple buildings or campuses and show views by floor, closet and zones. Specific information such as port or pair assignment, network addresses, and circuit connections are easily entered to match the level of detail required.

     The FaciliTRAK help desk feature provides both an administrative process and audit trail for recording, scheduling and maintenance changes that need to be made to items and connections in a site. There are three options within service desk: (i) service requests, (ii) trouble tickets, and (iii) work orders. Each provides its own choices and reference numbering for easy tracking and assignment. Both service requests and trouble tickets provide the option of being used globally for the entire organization, regardless of whether the item in service has been recorded in the site database, or used for items within the current site.

Billing Solutions

     In 2002 we introduced the TABSbill module for vertical enterprises, such as hospitals, universities, medical clinics and tenant sharing facilities, enabling the enterprises to rapidly generate bills based on usage. TABSBill, which is geared to resellers of billing services, provides for the scheduled reporting and automatic distribution of customer communications bills based on tracking phone calls, e-mail, network usage as well as for one time or recurring charges. The bills can be generated directly from the data collected by TABS, from CDs from the service provider, or downloaded files of call data. All kinds of communications usage data may be billed. The user can view his bills on-line as TABSbill is web based. The bills can be displayed, printed out or sent by e-mail. There is even provision for the secure payment of the bill on-line.

     An add-on module, Tie Line Reconciliation (TLR), provides for the accurate costing of calls in a private PBX network - calculating the actual cost of calls routed over private tie lines and assigning charges to the originating extension. The call is resolved into an accurate origination-destination configuration even though the call may pass many "nodes" along the way, with each potentially discharging an independent call record.

     Another add-on module, Property Management System interface (PMSi), provides an interface protocol and format for telecommunication management systems with hotel billing solutions (Front Office or PMS systems). Through the use of this interface which can also connect to PBX, the hotel system is able to control the opening and closing of guest extensions on check in or out.

Customer Service and Installation

     We provide customer support to end-user customers in the United States, Israel, Hong Kong, Netherlands and Brazil on both a service contract and a per-incident basis. Our technical support engineers answer support calls directly and generally seek to provide same-day responses. We provide updated telephone rate tables to customers on a periodic basis under annual service contracts. The rate tables are obtained from third-party vendors who provide this data for all major long-distance service providers. Our distributors provide a full range of service and technical support functions for our products, including rate tables to their respective end-user customers.

     Our support staff installs products at end-user locations from offices in Israel, the United States, Hong Kong, Netherlands and Brazil. Customers who maintain their own technical staffs are often able to install our products themselves with minimal telephone support from us. We charge our customers a fee for each installation performed by our employees. Our distributors are responsible for the installation and support of our products with respect to their end-user customers.

Sales and Marketing

     We market our products in over 60 countries worldwide through OEM distribution channels and our own direct sales force in the United States, Europe, Israel, Hong Kong and Brazil, and through a network of local distributors in these and various other countries in Europe, Asia and Latin America. We employed 15 persons in our sales and marketing force and 31 persons in support as of December 31, 2002. With the acquisition of IntegraTRAK in April 2000, our marketing efforts in North America were significantly increased. This also enabled us to acquire additional Fortune 500 companies as our customers. We also sell our products to business telephone switching systems manufacturers and vendors, distributors and PTTs. Since 1985, over 60,000 TABS call accounting products have been sold, many of which have been sold to large organizations. In addition, as customers move to consolidate the management of their multi-site telecommunications activities, we intend to capitalize on our initial successes with our customers and expand the use of our products by offering these organizations the added capabilities of expanding and monitoring on the Web. By acquiring the FaciliTRAK software in March 2002, we gained access to a whole new realm of opportunities and we now are able to offer a complete solution to the high-end market sector.

     Switching Systems Manufacturers and Vendors. We believe that the most efficient means of selling our telemanagement products is to enter into relationships with major business telephone system manufacturers and vendors who market our products on either an original equipment manufacturer, or OEM, basis, or supplemental sales basis at the time they sell their switching systems. We also utilize our distributors to market our products to local business telephone switching systems manufacturers and distributors. We intend to establish additional strategic relationships with business telephone switching systems manufacturers and vendors and PTTs. These manufacturers have begun to consider telemanagement capability as a competitive tool when selling their products and have begun to offer end-users a complete, integrated solution. Among the companies that have been selling our products are: Siemens, Philips, Ericsson, Lucent (EMEA), Nortel, Alcatel, ECI/Tadiran, Harris, NEC, Cisco, Executone and Panasonic. The percentage of sales attributable to our three largest OEM customers Siemens, Philips and Ericsson, in the three years ended December 31, 2002 are as follows:

                                    2000         2001         2002
                                    ----         ----         ----
Siemens....................         22.0%        32.0%        36.0%
Philips....................         11.0%         8.0%         6.0%
Ericsson...................          7.0%         4.0%         4.0%

     Distributors. In general, in those countries where we do not have a marketing subsidiary, we distribute our products through a local distributor. Marketing, sales, training, product and client support are provided by our local distributors. A local distributor is typically a telecommunication products marketing organization with the capability to add value with installation, training, and support. Distributors are generally responsible for the localization of our products into their native language. The distributor also translates our standardized product marketing literature and technical documentation. Prior to becoming an authorized distributor, the distributor's employees must undergo sales and technical training. We are available for second-tier support for the distributor and for end-users. In coordination with the distributors, we also provide technical support for large and multinational accounts. We have distributors worldwide and intend to expand our network of distributors and resellers and to expand our direct sales force and field organization in selected markets. According to the terms of our exclusive distributor agreement with Pfordt, we are entitled to license and sell our products to global OEMs operating in Germany, subject to the payment of a 10% fee to Pfordt on such revenues.

     PTTs. We also market our products to PTTs who integrate our solutions with the telephone systems they sell or lease to their customers. Among the PTTs who sell our products are Telecom Italy, Cable and Wireless and Hong Kong Telecom.

     Strategic Relationships. As part of our marketing strategy, we attempt to develop and establish new strategic relationships with manufacturers of data communication systems and IP based equipment as means of entering new markets. We have a strategic partnership with XACCT Technologies, a market leader in the emerging IP mediation market. We are also continuing our relationship with RADVision, a recognized IP technology leader. Together with RADVision, we will offer a solution consisting of RADVision's NGK-100 Gatekeeper, voted as the industry's most intelligent gatekeeper, and our advanced Web-based call management solution. We joined Check Point Software's Open Platform for Security (OPSEC) alliance. This will provide information technology managers with valuable information regarding all outgoing and incoming traffic from the Check Point(TM) VPN-1/FireWall-1(R). The integrated system grants managers a more comprehensive view, analysis and control over all of an enterprise's voice and data activities. We also signed an agreement with Cisco, pursuant to which Cisco will use our VoIP solution in their CallManager call processing software, a key component of Cisco's AVVID (Architecture for Voice, Video and Integrated Data). It provides validated reports on call records, start time, duration, and origin and final destination. Additional features include the ability to allocate usage-sensitive call costing and, using an integrated fraud module, detect unauthorized or inappropriate system access.

     Other Marketing Activities. We are conducting a wide range of marketing activities aimed at generating awareness and leads, including public relations, attendance at trade shows and exhibitions, user conferences, direct mail, response mail and seminars. We have joined alliances with strategic partners such as Alcatel and Cisco. We regularly advertise our products in prominent trade publications, and we also participate in major regional and international technology and communications trade shows, forums, and fairs worldwide. These activities are intended both to generate leads and maintain the general public awareness of our products. We maintain our web site on-line, allowing for correspondence and queries from new potential customers as well as promoting support for our existing customer base.

     Israeli Government Grants. The Israeli Government, through the Fund for Encouraging Marketing Activities, awards grants to Israeli companies for overseas marketing expenses, including expenses for maintaining warehouses and branches, advertising, catalogs, exhibitions and surveys, at the maximum rate of 33% of such expenses up to $1.2 million per year. Although we received grants in 1997 and 1999, we have not received any grants since 2000. Beginning in 1991, such grants have been dollar-linked and are required to be repaid by royalties on any increase in export sales at the rate of 3% of increased sales. There can be no assurance that these grants will continue to be awarded in the future.

Competition

     The market for  telemanagement  products  is  fragmented  and is  intensely competitive. Competition in the industry is generally based on product performance, depth of product line, technical support and price. We compete both with international and local competitors (including providers of telecommunications services), many of whom have significantly greater financial, technical and marketing resources than we do. Our existing and potential customers, including business telephone switching system manufacturers and vendors, may be able to develop telemanagement products and services that are as effective as, or more effective or easier to use than, those offered by us. Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels. Although we believe that the quality of our products is equal to or better than the product quality of our competitors with regard to performance and reliability, we have no quantitative data other than the evaluations of our present customers from which to assess our current ability to compete. There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

Intellectual Property Rights

     We do not hold any patents and rely upon a combination of security devices, copyrights, trademarks, trade secret laws, confidentiality procedures and contractual restrictions to protect our rights in our products. Our policy has been to pursue copyright protection for our software and related documentation and trademark registration of our product names. Some of our products have the added protection afforded by a hardware component which has embedded software that it is difficult to misappropriate. In addition, our key employees and independent contractors are required to sign non-disclosure and secrecy agreements. All of the intellectual property rights with respect to our products are held by Mer Telemanagement Solutions Ltd.

     Our trademark rights include rights associated with the use of our trademarks, and rights obtained by registration of our trademarks. We have obtained trademark registrations in Israel and the United States. The use and registration rights of our trademarks does not ensure that we have superior rights over other third parties that may have registered or used identical related marks on related goods or services.

     We believe that, because of the rapid pace of technological change in the communication industry, the legal protections for our products are less significant factors in our success than the knowledge, ability and experience of our employees, the frequency of product enhancements and the timeliness and quality of support services provided by us.

C.   ORGANIZATIONAL STRUCTURE

     Our wholly owned subsidiaries in the United States, Hong Kong, Holland and Brazil, MTS IntegraTRAK Inc., MTS Asia Ltd., JARAGA B.V. and TABS Brazil Ltd., respectively, act as marketing and customer service organizations in those countries. Our 50% owned affiliate in Spain, Jusan S.A., is engaged in the development and distribution of telemanagement products.

D.   PROPERTY, PLANTS AND EQUIPMENT

     Our executive offices and research and development facilities are located at 40 Aluf David Street, Ramat-Gan, Israel, where we occupy approximately 6,500 square feet. The lease, which expires on December 31, 2003, has an annual rental of approximately $87,000.

     Our U.S. operations are headquartered in an 8,408 square foot space in Bellevue, Washington at annual rental of approximately $208,000. The lease will expire in September 2004. We have subleased 2,040 square feet of this space for an annual rental income of approximately $46,305. The lease for space we previously utilized in Secaucus, New Jersey expired in April 2003. The annual rental for the Secaucus space was $103,780. The annual rental cost for our Hong Kong and Sao Paulo offices is approximately $34,000.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
        --------------------------------------------

A.   OPERATING RESULTS

     The following discussion and analysis should be read in conjunction with our Financial Statements and notes thereto included elsewhere in this Report.

     Our consolidated financial statements are stated in U.S. dollars and prepared in accordance with generally accepted accounting principles in the United States. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into U.S. dollars in accordance with the principles set forth in Financial Accounting Standards Board Statement No. 52. The majority of our sales are made outside Israel in United States dollars. In addition, a substantial portion of our costs are incurred in United States dollars. Since the United States dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in financial expenses. For affiliates and certain subsidiaries, the functional currency has been determined to be the local currency, and therefore, assets and liabilities are translated at year-end exchange rates; statement of operations items are translated at average rates prevailing during the year. Such translation adjustments are recorded as a separate component of shareholders' equity, accumulated other comprehensive income (loss).

Critical Accounting Policies

     The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition, bad debts and intangible assets. We base our estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Under different assumptions or conditions, actual results may differ from these estimates.

     The following critical accounting policies, among others described in Note 2 to our Financial Statements, are the basis for our more significant judgments and estimates used in the preparation of our consolidated financial statements.

     Other Assets and Goodwill. Intangible assets acquired in a business combination are being amortized on a straight-line basis, over their useful life. Acquired developed technology is amortized using the straight-line method over 5 years. Distributor relationship and assembled workforce assets were amortized until December 31, 2001, over 10 and 4 years, respectively. According to SFAS No. 142, the net carrying amount of distributor relationships and assembled workforce were subsumed into goodwill at January 1, 2002.

     Goodwill represents excess of the cost over the net assets of an acquired business. Goodwill from acquisitions completed prior to July 1, 2001 was amortized until December 31, 2001, by the straight-line method, over 10 years. Under SFAS No. 142, goodwill acquired in a business combination on or after July 1, 2001, will not be amortized.

     SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter of between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, and weighted average cost of capital for each of the reportable units. We have selected December 31 as the date we will perform our annual goodwill impairment tests. Based on an external study' prepared by a certified consultant ,no impairment was required in 2002.

     As for the application of SFAS No. 142, we evaluated our goodwill and intangibles acquired prior to June 30, 2001 using the criteria of SFAS No. 142, which resulted in the net carrying amount of $ 1,872,000 related to other intangibles to be subsumed into goodwill at January 1, 2002. Such intangibles consist of assembled workforce, with an original cost of $848,000 (amortized cost of $495,000), and distributors' relationship with an original cost of $1,653,000 (amortized cost of $1,377,000) being subsumed into goodwill. As of December 31,

2002, $2,017,000 and $800 of the goodwill balance are attributable to our U.S. and South America's reporting units, respectively.

     Revenue Recognition. We and our subsidiaries generate revenues from licensing the rights to use our software products directly to end-users and indirectly through resellers and OEM's (who are considered by us to be end users). A portion of our sales to end-user customers is based on self-installation. We also generate revenues from sales of maintenance and support. Revenues from software license agreements are recognized when all criteria outlined in Statement of Position 97-2 "Software Revenue Recognition," as amended, or SOP 97-2, are met. Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. Our customers do not have the right to return products to us.

     Where software arrangements involve multiple elements, revenue is allocated to each element based on vendor specific objective evidence, or VSOE, of the relative fair market value of each element in the arrangement, in accordance with the "residual method" prescribed by SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions." The VSOE we use to allocate the sales prices to services and maintenance is based on the price charged when these elements are sold separately. License revenues are recorded based on the residual method. Under the residual method, revenue is recognized for the delivered element when (i) there is VSOE of the fair values of all the undelivered elements, and (ii) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method, any discount in the arrangement is allocated to the delivered element.

     Revenues from maintenance and support services are recognized over the life of the maintenance agreement or at the time that support services are rendered. Deferred revenues include unearned amounts received under maintenance and support services contracts but not yet recognized as revenues.

     Research and Development Costs. Research and development costs, net of grants received, are charged to expenses as incurred. Statement of Financial Accounting Standard No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on our product development process, technological feasibility is established upon completion of a working model. Costs incurred by us between completion of the working model and the point at which the product is ready for general release have been capitalized. During 2002 such costs were immaterial.

     Capitalized software costs are amortized by the greater of: (i) ratio of current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software or (ii) the straight-line method over the remaining estimated useful life of the product (not greater than three years). We assess the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over our remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. Based on the most recent analyses, our management believes that no impairment of capitalized software development costs exists as at December 31, 2002.

Results of Operations

     The following table sets forth, for the periods indicated, selected financial information with respect to our operations as a percentage of revenues:

                                                      Year Ended December 31,
                                                    --------------------------
                                                     2000      2001      2002
                                                     ----      ----      ----
Revenues........................................... 100.0%    100.0%    100.0%
Cost of revenues ..................................  25.7      23.8      19.4
                                                     ----      ----      ----
Gross profit.......................................  74.3      76.2      80.6
Selling and marketing, net.........................  43.9      45.8      40.4
Research and development, net......................  36.5      33.2      21.7
General and administrative.........................  16.7      18.1      19.0
In process research and development write-off......   8.5        --        --
                                                      ---       ---       ---
Operating loss..................................... (31.3)    (20.9)     (0.5)
Financial income, net..............................   3.4       1.3       1.4
Other income (expenses)............................  14.4      (6.1)     (1.5)
                                                     ----      ----      ----
Loss before taxes.................................. (13.5)    (25.7)     (0.6)
Taxes on income (tax benefit)......................  (1.4)      0.2       0.5
                                                     ----       ---       ---
Net loss before equity in earnings of affiliate.... (12.1)    (25.9)     (1.1)
Equity in earning of affiliate.....................   0.6       2.1       2.4
                                                      ---       ---       ---
Net income (loss).................................. (11.5)%   (23.8)%     1.3%
                                                    =====     =====       ===

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     Revenues. Revenues consist primarily of products sales and revenues from services, including service center income, project development, maintenance and support. Revenues decreased 8.4% to $9.8 million in 2002 from $10.7 million in 2001 as a result of the depressed global economic environment and the decline in worldwide sales of telecommunication products, such as PBX systems. In 2002, revenues from software products increased while revenues from products with hardware components decreased. In 2002, our wholly owned U.S. subsidiary, MTS IntegraTRAK, accounted for 66.0% of our total revenues.

     Cost of Revenues. Cost of revenues consists primarily of (i) production costs (including hardware, media, packaging, freight and documentation); (ii) certain royalties and licenses payable to third parties (including the Office of the Chief Scientist, or OCS) and (iii) warranty and support costs for up to one year for end-users. Cost of revenues decreased 25.5% to $1.9 million in 2002 from $2.55 million in 2001, principally as a result of the significant efforts that we initiated beginning in the fourth quarter of 2001 to reduce costs and the decrease in our revenues.

     Gross Margin. Gross profit as a percentage of revenues, increased to 80.6% in 2002 from 76.2% in 2001, principally as a result of our cost cutting measures. We expect that our gross margin will fluctuate on a quarterly basis due to the changing nature of our sales and the timing of product introductions.

     Selling  and  Marketing,   Net.  Selling  and  marketing  expenses  consist
primarily of costs relating to promotion, advertising, trade shows and exhibitions, sales compensation, sales support, and travel expenses. Selling and marketing expenses decreased significantly by 19.4% to $3.95 million in 2002 from $4.9 million in 2001. Although we reduced our selling and marketing expenses in 2002 by participating in fewer trade shows and focusing on development of new channels and direct sales, we enhanced our marketing efforts, particularly in the U.S. and were able to maintain our sales to existing OEM customers. We believe that our selling and marketing expenses in 2003 for our current products should be very similar to 2002.

     Research and Development, Net. Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities and other related costs. Grants from the OCS are applied as reductions to total research and development costs. Net research and development costs decreased 40.2% to $2.13 million in 2002 from $3.56 million in 2001, as a result of a downsizing process that we implemented during 2002. We did not receive any royalty-bearing grants from the OCS in 2002 as compared to $990,000 received in 2001 and we do not expect to receive any grants during 2003. We did not capitalize any software development costs in either 2002 or 2001.

     General and Administrative. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel and office maintenance and administrative costs. General and administrative expenses decreased 4.1% to $1.86 million in 2002 from $1.94 million in 2001, principally as a result of downsizing that we implemented during year 2002.

     Financial Income, Net. Financial income consists primarily of interest income on bank deposits and foreign currency translation adjustments. As a result of interest income earned on the remaining proceeds from our initial public offering, the sale of our wholly owned subsidiary, STS Software Systems Ltd. to NICE Systems Ltd. and the sale of our office condominium space on Fifth Avenue in New York, we recorded financial income of $134,000 in 2002 as compared to financial income of $138,000 in 2001. During both 2002 and 2001 our interest income was negatively affected by the prevailing low interest rates in both the U.S. and in Israel.

     Other Income (Expenses). During 2001 we recorded a one-time capital loss of $741,000 ($606,000 after tax) from a permanent value depreciation of the NICE Systems Ltd. securities we acquired as part of the consideration received from the sale of STS Software Ltd. to NICE Systems Ltd. During 2002 we recorded a loss of $140,000 from an exercise of marketable securities, whose value had decreased as a result of the global recession.

     Taxes on Income. In 2002 our taxes on income was $52,000 as compared to $16,000 in 2001.

     Equity Interest in Earnings of Affiliate. We recognize income and loss from the operations of our 50%-owned affiliate, Jusan S.A. In 2002 and in 2001, we recognized income of $236,000 and $221,000 respectively.

     Net Income (Loss). In 2002 we recorded net income of $130,000 or $0.03 per ordinary share on a fully diluted basis as compared to a net loss of $2.6 million or $(0.53) per ordinary share on a fully diluted basis in 2001 after the capital loss of $741,000.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     Revenues. Revenues decreased 3.6% to $10.7 million in 2001 from $11.1 million in 2000 as a result of the global recession and the decline in worldwide sales of telecommunication products, especially PBX systems. In 2001, our wholly owned U.S. subsidiary, MTS IntegraTRAK, accounted for 61.0% of our total revenues.

     Cost of Revenues. Cost of revenues decreased 9.0% to $2.55 million in 2001 from $2.8 million in 2000, principally as a result of the overall decrease in sales and the overall increase in sales of software products that have a lower cost than products with hardware components.

     Gross margin. Gross profit as a percentage of revenues, increased slightly to 76.2% in 2001 from 74.3% in 2000 due to the changing nature of our sales.

     Selling and Marketing, Net. Selling and marketing expenses increased insignificantly by 1% to $4.9 million in 2001 from $4.85 million in 2000. In 2001, we were able to maintain our sales to existing OEM customers and also succeeded in reaching agreements with new strategic partners. During 2001, we increased our overseas marketing efforts, particularly in the U.S. where we improved our marketing deployment in the U.S. market through our wholly owned subsidiary, MTS IntegraTRAK.

     Research and Development, Net. Net research and development costs decreased 11.0% to $3.56 million in 2001 from $4.0 million in 2000, as a result of a downsizing process that we implemented during the last quarter of 2001. We received royalty-bearing grants totaling $990,000 in 2001 from the OCS as compared to $1.25 million in 2000.

     General and Administrative. General and administrative expenses increased 4.9% to $1.94 million in 2001 from $1.85 million in 2000, principally as a result of the inclusion of a full year of expenses associated with our U.S. based subsidiary, IntegraTRAK, that we acquired in April 2000, and costs associated with the recruitment of new management personnel during 2001.

     Financial Income, Net. As a result of interest income earned on the remaining proceeds from our initial public offering, the sale of our wholly owned subsidiary, STS Software Systems Ltd. to NICE Systems Ltd. and the sale of our office condominium space on Fifth Avenue in New York, we recorded financial income of $138,000 in 2001 as compared to financial income of $374,000 in 2000. This decrease was principally due to lower interest rates in both the U.S. and in Israel during 2001 and the fluctuation of different currencies against our reporting currency, the U.S. dollar.

     Other Income (Expenses). During November 2000, we sold our office condominium space in New York City for $2.1 million. We reported a capital gain of $1.2 million from the sale and the tax liability resulting from the sale was approximately $201,000. During 2001 we recorded a capital loss of $741,000 ($606,000 after tax) from a permanent value depreciation of the NICE Systems Ltd. securities that we acquired as part of the consideration we received from the sale of STS Software Ltd. to NICE Systems Ltd.

     Taxes on Income. In 2001 our taxes on income was $16,000 as compared to a tax benefit of $155,000 in 2000. The tax benefit in 2000 was principally attributable to deferred tax losses that we recognized and is net of the capital gains tax we incurred in connection with the sale of our condominium space in New York City.

     Equity Interest in Earnings of Affiliate. We recognize income and loss from the operations of our 50%-owned affiliate, Jusan S.A. and until July 2000 from our investment in Silverbyte. In July 2000, we sold a 31% interest in Silverbyte and since that date this investment has been accounted for according to the cost method and we no longer recognize any equity income or loss. In 2001, we recognized income of $221,000 from our affiliate, Jusan S.A. and in 2000 we recognized income of $66,000 from our equity interests in both of these affiliates.

     Net Loss. In 2001 we recorded a net loss of $2.6 million or $(0.53) per ordinary share on a fully diluted basis after the capital loss of $741,000 relating to our securities holdings in NICE Systems Ltd. as compared to a net loss of $1.27 million or $(0.26) per ordinary share on a fully diluted basis for the year ended December 31, 2000. Our net loss in 2000 includes a one time write-off of $945,000 of in-process research and development expenses in connection with our acquisition of IntegraTRAK.

Quarterly Results of Operations

     The following tables set forth certain unaudited quarterly financial information for the two years ended December 31, 2002. The data has been prepared on a basis consistent with our audited consolidated financial statements included elsewhere in this Report and include all necessary adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation. The operating results for any quarter are not necessarily indicative of results for any future periods.

                                                              Three months ended
                                -------------------------------------------------------------------------------
                                                 2001                                   2002
                                --------------------------------------  ---------------------------------------
                                Mar. 31,  Jun. 30,  Sept.30,  Dec. 31,  Mar. 31,  Jun. 30,  Sept. 30,  Dec. 31,
                                --------  --------  --------  --------  --------  --------  ---------  --------
                                                                  (in thousands)

Revenues.....................    $2,983   $2,977    $2,132    $2,633    $2,581    $2,494     $2,196    $2,516
Cost of revenues.............       676      695       487       694       569       407        475       445
                                    ---      ---       ---       ---       ---       ---        ---       ---
Gross profit.................     2,307    2,282     1,645     1,939     2,012     2,087      1,721     2,071
                                  -----    -----     -----     -----     -----     -----      -----     -----
Selling and marketing, net...     1,295    1,312     1,180     1,124     1,014     1,071        970       899
Research and development, net     1,241      751       852       718       605       539        497       486
General and administrative....      457      468       501       517       460       473        459       466
Operating expenses............    2,993    2,531     2,533     2,359     2,079     2,083      1,926     1,851
                                  -----    -----     -----     -----     -----     -----      -----     -----
Operating income (loss).......     (686)    (249)     (888)     (420)      (67)        4       (205)      220
Financial income
  (expense), net..............      (12)      19        73        58         3       101         42       (12)
Other income (loss)...........     (741)      82        42       (37)       17        (5)       (71)      (81)
                                   ----       --        --       ---        --        --        ---       ---

                                                              Three months ended
                                -------------------------------------------------------------------------------
                                                 2001                                   2002
                                --------------------------------------  ---------------------------------------
                                Mar. 31,  Jun. 30,  Sept.30,  Dec. 31,  Mar. 31,  Jun. 30,  Sept. 30,  Dec. 31,
                                --------  --------  --------  --------  --------  --------  ---------  --------
                                                                  (in thousands)

Income (loss) before taxes....   (1,439)    (148)     (773)     (399)      (47)      100       (234)      127
Taxes on income (tax benefit)       (59)      11        10        54        --        65        (51)       38
                                    ---       --        --        --        --        --        ---        --
Net income (loss) before
  equity in earnings
  (loss) of affiliate.........   (1,380)    (159)     (783)     (453)      (47)       35       (183)       89
Equity in results of
affiliate.....................       45       58        61        57        38        84         84        30
                                     --       --        --        --        --        --         --        --
Net income (loss).............  $(1,335)   $(101)    $(722)    $(396)      $(9)     $119       $(99)    $ 119
                                =======    =====     =====     =====       ===      ====       ====     =====

Revenues......................    100.0%   100.0%    100.0%    100.0%    100.0%    100.0%     100.0%    100.0%
Cost of revenues..............     22.7     23.3      22.8      26.4      22.0      16.3       21.6      17.7
                                   ----     ----      ----      ----      ----      ----       ----      ----
Gross profit..................     77.3     76.7      77.2      73.6      78.0      83.7       78.4      82.3
                                   ----     ----      ----      ----      ----      ----       ----      ----
Selling and marketing, net....     43.4     44.1      55.3      42.7      39.3      42.9       44.2      35.7
Research and development,
   net .......................     41.6     25.2      40.0      27.3      23.4      21.6       22.6      19.3
General and administrative....     15.3     15.7      23.5      19.6      17.8      19.0       20.9      18.5
Operating expenses............    100.3     85       118.8      89.6      80.5      83.5       87.7      73.5
                                  -----     --       -----      ----      ----      ----       ----      ----
Operating income (loss).......    (23.0)    (8.3)    (41.6)    (16.0)     (2.5)      0.2       (9.3)      8.8
Financial income
  (expense), net..............    (0.4)      0.6       3.4       2.2       0.1       4.1        1.9      (0.5)
Other income (loss)...........   (24.8)      2.8       2.0      (1.4)      0.7      (0.2)      (3.2)     (3.2)
                                 -----       ---       ---      ----       ---      ----       ----      ----
Income (loss) before taxes....   (48.2)     (4.9)    (36.2)    (15.2)     (1.7)      4.1      (10.6)      5.1
Taxes on income (tax benefit).    (2.0)      0.4       0.5       2.1        --      (2.6)       2.3      (1.5)
                                  ----       ---       ---       ---        --      ----        ---      ----
Net income (loss) before
  equity in earnings of
  affiliate...................   (46.2)     (5.3)    (36.7)    (17.3)     (1.7)      1.5       (8.3)      3.6
                                 -----      ----     -----     -----      ----       ---       ----       ---
Equity in earnings  of
  affiliate...................     1.5       1.9       2.9       2.2       1.5       3.4        3.8       1.2
                                   ---       ---       ---       ---       ---       ---        ---       ---
Net income (loss).............   (44.7%)    (3.4%)   (33.8%)   (15.1%)    (0.2%)     4.9%      (4.5%)     4.8%
                                 =====      ====     =====     =====      ====       ===       ====       ===

Effective Corporate Tax Rate

     Our income in Israel prior to March 31, 1996, was taxed in the framework of
C. Mer's tax status. Commencing April 1, 1996, our income has been taxed separately. C. Mer was granted the status of an "Approved Enterprise" under the Law for the Encouragement of Capital Investments, 1959, or the "Investment Law", with respect to four enlargement projects. In accordance with the provisions of the Investment Law, C. Mer chose to enjoy "alternative benefits," wherein a company waives the receipt of grants in return for a tax exemption. Income derived from an "Approved Enterprise" is tax-exempt for a period of two to four years, commencing with the year it first earns taxable income, and is subject to corporate tax at the rate of 25% for additional periods of three to five years. Income derived from C. Mer's first "Approved Enterprise" program was tax-exempt for a four-year period ended December 31, 1992 and was subject to a reduced tax rate of 25% for a three-year period ended December 31, 1995. C. Mer's second "Approved Enterprise" program was tax-exempt for a four-year period ended December 31, 1995 and a reduced tax rate of 25% for the three-year period ended December 31, 1998. The third "Approved Enterprise" program entitled C. Mer to a tax-exemption for a four-year period ended December 31, 1996 and a reduced tax rate of 25% for the three-year period ended December 31, 1999. The fourth "Approved Enterprise" program entitled C. Mer to a tax exemption for the four-year period ended December 31, 1999 and a reduced tax rate of 25% for the three-year period ending December 31, 2002. C. Mer transferred these Approved Enterprise programs to us. The fifth "Approved Enterprise" program entitled us to a tax exemption for a two-year period ending December 31, 1999 and will entitle us to a 25% tax rate for the five-year period ending December 31, 2004. The sixth "Approved Enterprise" program entitles us to a tax exemption for a two-year period and is subject to tax rate of 25% for five-year period. The benefits in respect of this program have not yet commenced. Should we and our Israeli subsidiaries derive income from sources other than the Approved Enterprise programs, such income will be subject to tax at regular rates, which is currently 36%. Our effective tax rates in Israel were 30%, 25% and 25% during the years 2000, 2001 and 2002, respectively.

     Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties. Under Israeli tax law, the results of our foreign consolidated subsidiaries, which have generally been unprofitable, cannot be consolidated for tax purposes with the results of operations of the parent company, which historically have been profitable.

     During year 2000, we sold our condominium office space in New York, and as a result we submitted a combined tax report for our two U.S. subsidiaries, enabling us to reduce our tax expense by approximately $300,000 in year 2000.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

     Since the majority of our sales are denominated and paid in U.S. dollars, we believe that inflation and fluctuations in the U.S. dollar exchange rate have no material effect on our sales. Inflation and U.S. dollar exchange rate fluctuations, however, have some influence on our expenses and, as a result, on our net income. The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to dollar. In 2000, 2001 and 2002 the rate of inflation in Israel was 0%, 1.4% and 6.5%, respectively, while the rate of devaluation was (2.7%), 9.3 and 7.3%, respectively. Inflation in Israel will have a negative effect on our profitability, since a significant portion of our expenditures is employee compensation-related. Salaries in Israel are paid in NIS, most of which are adjusted to a limited extent to reflect changes in the CPI in Israel. Some of our other NIS-based expenses are either currently adjusted to U.S. dollars or are adjusted to the CPI.

     During calendar years 1997 through 2002, Israel's gross domestic product increased (decreased) by 2.7%, 2.0%, 6.4%, (0.85%) and (1.0%), respectively. The Israeli Government's monetary policy contributed to relative price and exchange rate stability during most of these years despite fluctuating rates of economic growth and a high rate of unemployment.

     The following table sets forth, for the periods indicated, certain information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for such devaluation:

                              Israeli    Israeli     Israeli    Israeli annual
                             Consumer    annual       annual       inflation
                               Price    inflation  devaluation   adjusted for
                               Index      rate         rate      devaluations
                               -----      ----         ----      ------------
Year ended December 31,    (1987 basis)     %            %             %
-----------------------    ------------   ----         ----          ----
1996......................     346.4       10.6         3.7          6.6
1997......................     370.7        7.0         8.8         (1.7)
1998......................     402.6        8.6        17.6         (7.7)
1999......................     408.0        1.33       (0.17)        1.3
2000......................     408.0        0          (2.7)         0
2001......................     413.8        1.4         9.3         (7.2)
2002......................     440.65       6.5         7.3         (0.7)

Conditions in Israel

     We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel.

Political Conditions

     Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since September 2000, there has been significant increase in violence, primarily in the West Bank and Gaza Strip, and more recently there has been a marked deterioration in the relations between Israel and the Palestinian Authority and Israel has experienced many terrorist incidents within its borders. As a result, peace negotiations between Israel and representatives of the Palestinian Authority have been sporadic and have failed to result in peace.

     Several countries continue to restrict business with Israel and with companies having operations in Israel. Although we are precluded from marketing our products to these countries, we believe that in the past these restrictions have not had a material adverse effect on us. In addition, as a result of the hostilities between Israel and the Palestinian Authority, most Arab countries with which Israel had commercial and trading agreements have publicly announced the halt of these agreements. Also, as a result of the Israeli military activities in the West Bank during April 2002, several European countries began to boycott Israeli firms. We do not believe that these measures will have a material adverse affect on us. However, restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on our business.

     In addition, some of our employees in Israel are subject to being called upon to perform military service in Israel, and their absence may have an adverse effect upon our operations.

Generally, unless exempt, male adult citizens and permanent residents of Israel under the age of 54 are obligated to perform up to 37 days of military reserve duty annually and all such residents are subject to being called to active duty at any time under emergency circumstances. In addition, due to the current hostilities between the State of Israel and the Palestinian Authority, the MOD has issued emergency orders to recruit a large number of reserve soldiers. While we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

     To date, no executive officer or key employee was recruited for military service for any significant time period. Any further deterioration of the hostilities between Israel and the Palestinian Authority into a full scale conflict might require more significant military reserve service by some of our employees, which may have a material adverse effect on our business.

Economic Conditions

     Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid 1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli Government has intervened in various sectors of the economy by utilizing fiscal and monetary policies, import duties, foreign currency restrictions and controls of wages, prices and foreign currency exchange rates. The Israeli Government has periodically changed its policies in all these areas.

     As a result of political instability, the increased level of hostilities with the Palestinian Authority and the world wide economic crisis in the hi-tech and communication industries, during 2001 and 2002, the Israeli rate of economic growth has deteriorated, the NIS has been devaluated and the rate of inflation has increased. The Israeli Parliament has recently adopted certain budgetary cuts and other changes proposed by the new Israeli government, including increasing the value added tax rate by 1% to 18%. However, the impact on the Israeli economy of these and other economic measures that may eventually be adopted is uncertain. In addition, certain credit agencies have stated that they are reviewing Israel's credit rating. Should such agencies lower Israel's credit rating, the ability of the Israeli government to generate foreign financial and economical assistance may be adversely affected. We cannot assure you that the Israeli government will be successful in its attempts to stabilize the Israeli economy or to maintain Israel's current credit rating.

Trade Agreements

     Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from the U.S., Australia, Canada and Japan. These preferences allow Israel to export products covered by such programs either duty-free or at reduced tariffs.

     Israel and the European Union Community concluded a Free Trade Agreement in July 1975 which confers certain advantages on Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years. In 1985, Israel and the U.S. entered into an agreement to establish a free trade area. The free trade area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as EFTA, which includes Austria, Finland, Iceland, Liechtenstein, Norway, Sweden and Switzerland, established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes redefinement of rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including China, India, Russia, Turkey and other nations in Eastern Europe and Asia.

B.   LIQUIDITY AND CAPITAL RESOURCES

     On December 31, 2002, we had $9.1 million in cash and cash equivalents, $1.2 million in marketable securities and working capital of $9.2 million as compared to $6 million in cash and cash equivalents, $1.9 million in short-term bank deposits, $2.1 million in marketable securities and $9.1 million in working capital on December 31, 2001. The increase in cash and cash equivalents and working capital is mainly due to our downsizing efforts. During 2002 we continued our stock buy back program, purchasing 261,100 ordinary shares through December 31, 2002 at a cost of $330,000, an average of $1.26 per share. We anticipate that the repurchase program will continue in 2003. We may use the repurchased shares for issuance upon exercise of employee stock options or other corporate purposes.

     One of the principal factors affecting our working capital is the payment cycle on our sales. Payment for goods shipped is generally received from 90 to 100 days after shipment. Any material change in the aging of our accounts receivable could have an adverse effect on our working capital. During 2002, we were able to improve our operating cash flow by reducing our operating expenses.

     The decrease in inventory for the year ended December 31, 2002 was primarily due to our efforts to reduce inventories in light of the difficult economic conditions prevailing worldwide. The net accounts receivable at year-end December 31, 2002 did not change significantly compared to December 31, 2001. The allowance for doubtful accounts was $837,000 and $356,000 as of December 31, 2001 and 2002, respectively, the significant change is attributed to bad debts recognition in 2002. As of December 31, 2002, our principal commitments consisted of obligations outstanding under operating leases. We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with the level of our operations. We anticipate that our cash on hand and cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for at least 12 to 18 months. Thereafter, if we do not generate sufficient cash from operations, we may be required to obtain additional financing. There can be no assurance that such financing will be available in the future, or, if available, will be on terms satisfactory to us.

C.   RESEARCH AND DEVELOPMENT

     Our product development plans are market-driven and address the major, fast-moving trends that are influencing the telecommunications industry. We intend to expand upon our existing family of telemanagement solutions by adding new features and functions to address evolving market needs. We work closely with our customers and prospective customers to determine their requirements and design enhancements and new releases to meet their needs. Research and development activities take place in our facilities in Israel. We are ISO 9001 and ISO 9000-3 (software development) certified.

     We are evaluating approaches to solutions which will permit an information technology manager to effectively measure the quality of the services received from their service providers and to ensure that the users within the organization received such services according to their needs and the overall policy and priorities of the organization.

     On December 31, 2002, we employed 27 persons in research and development. As part of our product development team, we employ technical writers who prepare user documentation for our products.

     We have committed substantial financial resources to research and development for our telemanagement business. We enjoyed the aid of the Israeli Ministry of Industry and Trade's Office of the Chief Scientist for selected research and development projects. During 2000, 2001 and 2002, our research and development expenditures were $5.3 million, $4.6 million and $2.1 million, respectively, for which the Chief Scientist reimbursed approximately $1.25 million in 2000 and $0.99 million in 2001. We did not receive any grants in 2002. During 2000, we recorded an in process research and development write-off of $945,000, as a result of the acquisition of the assets of IntegraTRAK Inc.

     Under research and development agreements with the Chief Scientist we are required to pay royalties on our sales of products developed with grants received from the Chief Scientist, up to a dollar-linked amount equal to 100% to 150% of such grants and bearing Libor interest. Commencing in June 1997, we have paid the Chief Scientist royalties on all call accounting product sales at the applicable rates at the time of payment. Under this agreement and existing regulations, we are required to pay royalties at a rate of 3%-5% of our software sales.

     We have expensed royalties relating to the repayment of such grants in the amount of $217,000, $176,000 and $132,000, for the years ended December 31, 2000, 2001 and 2002, respectively.

     As of December 31, 2002, we had a contingent obligation to pay royalties in the amount of approximately $7.67 million. The $3.45 million of grants received after January 1999 are subject to interest at a rate equal to the 12 month LIBOR rate. We do not expect to receive additional grants from the Government of Israel during 2003.

Manufacturing

     Our manufacturing operations are performed by third-party contractors. The contractors also perform quality assurance activities on our behalf. Quality is monitored at each stage of the production process, including the selection of component suppliers and supplies, the assembly of finished products and final testing, packaging and shipping. We also perform testing and quality assurance procedures with respect to the components, which are incorporated, into our products. Our facilities are ISO-9001 certified.

     Certain components and subassemblies included in our products are obtained from a single source or a limited group of suppliers and subcontractors. Our reliance on a limited group of suppliers involves several risks, including a potential inability to obtain adequate supplies of certain components and reduced control over pricing and timely delivery of components. Although the timeliness, quality and pricing of deliveries to date from our suppliers have been acceptable and we believe that additional sources of supply are available should one or more of our suppliers are unable to meet our needs, there can be no assurance that supplies will be available on an acceptable basis.

D.   TREND INFORMATION

     As a result of a less predictable business environment and the decline in worldwide sales of PBX systems, we are unable to provide any guidance as to current sales and profitability trends. We expect that our results will continue to be impacted by a shift to a new line of products and increased marketing and research and development expenditures.

Cautionary Statement Regarding Forward-Looking Statements

     This Annual Report on Form 20-F contain various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements reflect our current view with respect to future events and financial results. Forward-looking statements usually include the verbs "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "understands" and other verbs suggesting uncertainty. We remind shareholders that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements.

     We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in a Risk Factors section which appears in Item 3 - Key Information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
        ------------------------------------------

A.   DIRECTORS AND SENIOR MANAGEMENT

     Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

   Name                      Age   Position with the Company
   ----                      ---   ---------------------------------
   Chaim Mer..............    55   Chairman of the Board
   Shai Levanon...........    45   President and Chief Executive Officer
   Yossi Brikman..........    45   Chief Financial Officer and General Manager
                                      Israel Operations
   Richard Bruyere........    39   Chief Operating Officer MTS IntegraTRAK Inc.
   Alon Aginsky...........    40   Director
   Isaac Ben-Bassat.......    49   Director
   Dr. Yehoshua Gleitman..    53   Director
   Steven J. Glusband.....    56   Director
   Prof. Nava Pliskin.....    55   Director

     Messrs. Mer, Aginsky, Ben-Bassat and Glusband will serve as directors until our 2003 annual general meeting of shareholders. Dr. Gleitman and Prof. Pliskin serve as outside directors pursuant to the provisions of the Israeli Companies Law for a three-year term from the date of their appointment until our 2004 annual general meeting of shareholders. At that time, they may be re-elected for only one additional three-year term. Mr. Jacob Reshef and Mr. Eitan Metuki were tendered their resignation as our directors effective November 2002.

     Chaim Mer has served as Chairman of our Board of Directors and a director since our inception in December 1995. Mr. Mer has been the President, Chief Executive Officer and Chairman of the Board of C. Mer since 1988. Mr. Mer holds a B.Sc. degree in Computer Sciences and Mathematics from the Technion Israel Institute for Technology.

     Shai Levanon has served as President and Chief Executive Officer since July 2, 2001. Prior to joining us and since October 1999, Mr. Levanon served as Chief Executive Officer of Cellonet Interactive Mobile Commerce, a company which developed and marketed mobile commerce products. From 1995 until 1997 he was Vice President for Marketing and Sales at Advanced Vision Technology, a public traded company on the Neuer Market in Germany. From 1992 until 1994 Mr. Levanon served as Vice President of Sales for NICE Systems Corporation, an Israeli company, which develops multimedia digital recording solutions, applications and related professional services for business interaction management and is traded on Nasdaq. From 1990 until 1992 he served as International Marketing Manager for Orisol Ltd., an Israeli manufacturing company for vision-based equipment. Mr. Levanon holds a B.Sc. in Electronic Engineering from Tel Aviv University in Israel.

     Yossi Brikman has been our Vice President and Chief Financial Officer since January 1998. Since March 2000 Mr. Brikman has also served as Secretary. He was appointed as General Manager of our operations in Israel in August 2000. Before joining us, he served as co-founder and co-manager of STS Software Systems Ltd. from its inception in 1988 until January 1998. Mr. Brikman holds a B.Sc. degree from Fairleigh Dickenson University and an M.B.A. degree from Haifa University.

     Richard Bruyere has been the Chief Operating Officer of subsidiary, MTS IntegraTRAK Inc., since January 2002. After having served as Director of Telecommunications for Memorial Hospital from 1987 to 1995, Mr. Bruyere joined IntegraTRAK Inc. in January 1995. In October 1998, he was elected Vice President of Operations of IntegraTRAK Inc. Mr. Bruyere joined MTS as part of our acquisition of IntegraTRAK Inc. in April 2000.

     Alon Aginsky has been a director since June 1996. Since July 2000 Mr. Aginsky has served as President and Chief Executive Officer of cVidya Inc., which is engaged in the development of a service assurance platform for next generation broadband service providers. Mr. Aginsky served as our Vice President Marketing and Sales from October 1996 until April 1999, when he was appointed Manager of a newly formed large systems group of C. Mer. He served as President of MTS Inc., our U.S. based marketing subsidiary from 1990 until September 1996. Mr. Aginsky holds a B.A. degree in Business Administration from the New York Technology Institute.

     Isaac Ben-Bassat has been a director since our inception in December 1995. He has been Executive Vice President and a director of C. Mer since 1988. Mr. Ben-Bassat holds a B.Sc. degree in Civil Engineering from the Technion Israel Institute for Technology.

     Dr. Yehoshua Gleitman has served as an outside director since July 2001. Since March 2000, Dr. Gleitman has been Chief Executive Officer of SFKT, a company whose activities include: venture capital management, finance and investments in high-tech and telecommunications. He was Chief Executive Officer of Ampal-American Israel Corporation from May 1997 and Managing Director of Ampal's Israeli wholly owned subsidiaries and head of Ampal's Israeli operations from April 1, 1997 until his resignation in July 1999. From August 1996 until February 1997, he was Director General of the Israeli Ministry of Industry and Trade and was Chief Scientist at the Ministry of Industry and Trade from January 1993 through February 1997. From 1991 through 1992, he was the general manager of AIMS Ltd., and in 1990-1991, was an advisor in charge of marketing and business for Ashtrom Ltd. Dr. Gleitman holds a Ph.D. and an M.Sc. in Physical Chemistry and a B.Sc. from the Hebrew University of Jerusalem.

     Steven J. Glusband has served as a director since August 1, 1996. Mr. Glusband has been a partner with Carter Ledyard & Milburn LLP, our U.S. counsel, since March 1987. Mr. Glusband holds a B.B.A. degree from the City College of the City University of New York, a J.D. degree from Fordham University School of Law and an L.L.M. degree from the New York University School of Law.

     Prof. Nava Pliskin has served as an outside director since July 2001. Prof. Pliskin has been an Associate Professor since 1995, in the areas of Information Systems (IS) and Information Technology (IT), at the Department of Industrial Engineering and Management Ben-Gurion University in Israel. She has been affiliated with Ben-Gurion University in various positions since 1985, receiving tenure in 1992. In addition, she was a Thomas Henry Carroll Ford Foundation Visiting Associate Professor at the Harvard Business School in 1996-1997 and Visiting Faculty Member at Suffolk University 1989-1991. She has Ph.D. and S.M. degrees in Engineering and Applied Physics from Harvard University and a B.Sc. in Mathematics and Statistics from Tel Aviv University.

B.   COMPENSATION

     The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2002.

                                               Salaries, fees,       Pension,
                                               commissions and    retirement and
                                                  bonuses       similar benefits
                                               ---------------  ----------------
All directors and executive officers
as a group, consisting of fifteen (15 persons)   $714,465           $120,271

     All our executive officers work full time for us, except for Mr. Mer, who is employed on a part-time basis. We provide automobiles to our executive officers at our expense. During the year ended December 31, 2002, we paid each of our independent directors an annual fee of approximately $8,400 and a per meeting attendance fee of $300. Under the Companies Law, our board of directors must approve all compensation arrangements with office holders who are not directors. Directors' compensation arrangements also require audit committee approval before board and shareholder approval.

     As of December 31, 2002, our directors and executive officers as a group, consisting of 15 persons, held options to purchase an aggregate of 357,657 ordinary shares.

C.   BOARD PRACTICES

     Our Articles of Association provide for a Board of Directors consisting of up to 10 members or such other number as may be determined from time to time at a general meeting of shareholders. The Board is currently composed of 8 directors. All directors hold office until the next annual general meeting of shareholders and until their successors have been elected.

Election of Directors

     Pursuant to our articles of association, all of our directors are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. All the members of our Board of Directors (except the outside directors as detailed below) may be reelected upon completion of their term of office. All of our current directors were elected by our shareholders at our annual general meeting of shareholders of July 2002.

Independent and Outside Directors

     The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control has or had, on or within the two years preceding the date of the person's appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes:

     o    an employment relationship;

     o    a business or professional relationship maintained on a regular basis;

     o    control; and

     o    service as an officer holder.

     No person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the Board of Directors are of the same gender, then at least one outside director must be of the other gender.

     Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

     Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

     In addition, the Nasdaq Stock Market requires us to have at least three independent directors on our Board of Directors and to establish an audit committee. Dr. Yehoshua Gleitman and Prof. Nava Pliskin qualify both as independent directors under the Nasdaq Stock Market requirements and as outside directors under the Israeli Companies Law requirements.

Mr. Alon Aginsky qualifies as an independent director under the Nasdaq Stock Market requirements.

Approval of Related Party Transactions Under Israeli Law

     The Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder. Each person listed as a director or executive officer in the table under " -- Directors and Senior Management" above is an office holder. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our board of directors, and the compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

     The Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company's profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company's articles of association, as not being adverse to the company's interest. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself (with further shareholder approval required in the case of extraordinary transactions). An office holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless the majority of the members of the board or the audit committee have a personal interest, as the case may be.

     The Companies Law also provides that some transactions between a public company and a controlling shareholder, or transactions in which a controlling shareholder of the company has a personal interest but which are between a public company and another entity, require the approval of the board of directors and of the shareholders. Moreover, an extraordinary transaction with a controlling shareholder or the terms of compensation of a controlling shareholder must be approved by the audit committee, the board of directors and shareholders.

The shareholder approval for an extraordinary transaction must include at least one-third of the shareholders who have no personal interest in the transaction and are present at the meeting. The transaction can be approved by shareholders without this one-third approval, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

     However, under the Companies Regulations (Relief From Related Party Transactions), 5760-2000, promulgated under the Companies Law and amended in January 2002, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval.

     In addition, pursuant to the recent amendment to these regulations, directors' compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are for the benefit of the company. If the director or the office holder is a controlling shareholder of the company, then the employment and compensation arrangements of such director or office holder do not require the approval of the shareholders provided that certain criteria are met.

     The above exemptions will not apply if one or more shareholders, holding at least 1% of the issued and outstanding share capital of the company or of the company's voting rights, objects to the grant of such relief, provided that such objection is submitted to the company in writing not later than seven (7) days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the compensation arrangement of the directors will require shareholders' approval as detailed above.

     The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is a 50% shareholder of the company. Regulations under the Companies Law provide that the Companies Law's tender offer rules do not apply to a company whose shares are publicly traded outside of Israel, if pursuant to the applicable foreign securities laws and stock exchange rules there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

Indemnification of Directors and Officers

     The Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. Under a proposed amendment to our Articles of Association that will be voted on at our next Annual General Meeting of Shareholders to be held in July 2003, subject to any restrictions imposed by corporate law, we will be able to enter into an insurance contract for the liability of any of our office holders with respect to:

     o    a breach of his duty of care to us or to another person;

     o breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

     o a financial liability imposed upon him in favor of another person in respect of an act performed by him in his capacity as an office holder.

     In addition, we may indemnify an office holder against:

     o a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court in respect of an act performed in his capacity as an office holder; and

     o reasonable litigation expenses, including attorneys' fees, expended by such office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, all in respect of an act performed in his capacity as an office holder.

     These provisions are specifically limited in their scope by the Companies Law, which provides that a company may not indemnify an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of certain improper actions.

     Pursuant to the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

     At our next Annual General Meeting of Shareholders to be held in July 2003 we will ask our shareholders to indemnify our office holders, pursuant to a standard indemnification agreement that provides for indemnification of an office holder in an amount up to $3 million. We currently maintain a directors and officers liability insurance policy with a per claim and aggregate coverage limit of $2.5 million including legal costs incurred in Israel.

Audit Committee

     Our audit committee is currently composed of Prof. Nava Pliskin, Alon Aginsky and Dr. Yehoshua Gleitman. Our audit committee generally meets at least four times each year. The responsibilities of the audit committee include: (i) examining the manner in which management ensures and monitors the adequacy of the nature, extent and effectiveness of accounting and internal control systems;
(ii) reviewing prior to publication the statutory accounts and other published financial statements and information; (iii) monitoring relationships with our independent auditors, ensuring that there are no restrictions on the scope of the statutory audit, making recommendations on the auditors, appointment and dismissal, and reviewing the activities, findings, conclusions and recommendations of the independent auditors; (iv) reviewing arrangements established by management for compliance with regulatory and financial reporting requirements; and (v) reviewing the scope and nature of the work of the internal auditing unit.

     The audit committee is authorized generally to investigate any matter within the scope of its responsibilities and has the power to obtain from the internal auditing unit, our independent auditors or any other officer or employee any information that is relevant to such investigations.

     The Israeli Companies Law provides that public companies must appoint an audit committee. The responsibilities of the audit committee also include approving related-party transactions as required by law. Under the Israeli Companies Law, an audit committee must consist of at least three members, and include all of the company's outside directors. However, the chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

Internal Audit

     The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice. Our internal auditor complies with the requirements of the Companies Law.

D.   EMPLOYEES

     On December 31, 2002, we and our consolidated subsidiaries employed 90 persons includes 27 persons in research and development, 31 persons in training and technical support, 15 persons in marketing and sales and 17 persons in operations and administration.

     Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) are applicable to our employees by order of the Israeli Ministry of Labor. These provisions concern mainly the length of the workday, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

     Cost of living adjustments of employees' wages are determined on a nationwide basis and are legally binding. Under the current inflation rates, these adjustments compensate employees for approximately 40% of the change in the cost of living, with certain lag factors in implementation. Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is similar to the United States Social Security Administration. In 2002, payments to the National Insurance Institute amounted to approximately 14.5% of wages, of which approximately two-thirds was contributed by employees with the balance contributed by the employer.

     Pursuant to Israeli law, we are legally required to pay severance benefits upon the retirement or death of an employee or the termination of employment of an employee without due cause. We satisfy approximately 8.3% of this obligation by contributing funds to a fund known as "Managers' Insurance." This fund provides a combination of savings plans, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and a severance payment, if legally entitled, upon termination of employment. The remaining part of this obligation is presented in our balance sheet as "provision of severance pay."

E.   SHARE OWNERSHIP

     The following table sets forth certain information as of June 23, 2003 regarding the beneficial ownership of our ordinary shares by each of our directors and members of our management bodies.

                                             Number of       Percentage of
                                          Ordinary Shares     Outstanding
                                           Beneficially        Ordinary
Name                                         Owned(1)          Shares(2)
----                                         --------          ---------
Chaim Mer..............................  2,089,778 (3)(4)        44.8%
Shai Levanon...........................     65,000 (5)            1.4%
Yossi Brikman..........................    110,000 (5) (8)        2.4%
Richard Bruyere........................     10,333 (5)             *
Alon Aginsky...........................      6,667 (5)             *
Isaac Ben-Bassat.......................    689,214 (6)           15.1%
Dr. Yehoshua Gleitman..................       --                   --
Steven J. Glusband.....................     10,000 (5)(7)          *
Prof. Nava Pliskin.....................       --                   --
----------
*  Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 4,565,138 ordinary shares (excluding 384,610 shares held in treasury) issued and outstanding as of May 31, 2003.

(3) Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the holders of 234,821 ordinary shares, and are the beneficial owners of 1,744,453 ordinary shares through their controlling interest in Mer Ofekim Ltd., 11,539 shares through their controlling interest in Mer Services Ltd., 95 shares through their controlling interest in Mer & Co. (1982) Ltd. and 46 shares through their controlling interest in C. Mer Industries Ltd.

(4)  Includes 98,824 shares issuable upon exercise of stock options.

(5)  Subject to currently exercisable stock options.

(6) Includes 630,045 shares held by Ron Dan Investments Ltd., a corporation controlled by Mr. Ben-Bassat.

(7)  Includes 9,000 shares subject to currently exercisable stock options.

(8)  Includes 43,000 shares subject to currently exercisable stock options

Stock Option Plans

     Israel's securities laws provide that an "offer" of securities to the "public" requires the publication of a prospectus that meets the Israeli prospectus requirements and which has been approved by the Israel Securities Authority in accordance with Israeli law. Israel's securities laws do not define the terms "offer" or "public." The Israel Securities Authority has informally taken the position that the grant of options in any 12 month period to more than 35 Israeli resident employees of an Israeli company is an "offer" to the "public" within the meaning of Israel's securities laws. An action initiated by another company which challenges this interpretation of the Israel Securities Authority is currently pending in the District Court of Tel-Aviv.

     In an effort to provide an incentive to our employees, we have granted options to more than 35 Israeli resident employees. We do not believe that such grants violate Israel's securities laws. Should a court determine in favor of the position of the Israel Securities Authority, we may be deemed to have acted in contravention of Israel's securities laws.

1996 Stock Option Plan

     Under our 1996 Stock Option Plan, as amended, options to purchase up to 400,000 ordinary shares may be granted to our employees, management, officers and directors or those of our subsidiaries. Any options which are canceled or forfeited within the option period will become available for future grants. The 1996 Plan will terminate in 2006, unless earlier terminated by the Board of Directors.

     The 1996 Plan is administered by the Board of Directors or an Option Committee which may be appointed by the Board, which has the authority to determine the persons to whom options will be granted, the number of ordinary shares to be covered by each option, the time or times at which options will be granted or exercised, and the terms and provisions of the options. The exercise price of options granted under the 1996 Plan may not be less than 100% of the fair market value of our ordinary shares on the date of the grant in the of incentive stock options and 75% in the case of options not designated as incentive stock options. Fair market value is the mean between the highest and lowest quoted selling prices on the date of grant of our shares traded on Nasdaq or a stock exchange on which such shares are principally traded. According to the 1996 Plan, we may provide loans to employees to assist them in purchasing the shares upon exercise of an option on terms and conditions approved by the Board of Directors and subject to applicable law. Such loans have never been granted.

     Options granted under the 1996 Plan will generally be exercisable under such circumstances as the Board or Option Committee determines. These options will not be transferable by an optionee other than by will or by laws of descent and distribution, and during an option holder's lifetime will be exercisable only by such option holder or by his or her legal representative. Options granted under the 1996 Plan will terminate at such time and under such circumstances as the Board or Option Committee determines.

     During 2002, no options were granted under our 1996 Plan, and no options were exercised into ordinary shares. At December 31, 2002, there were 132,950 options outstanding at an average exercise price of $3.32 per share.

Section 102 Stock Option Plan

     Under our Section 102 Stock Option Plan, as amended, options to purchase up to 1,500,000 ordinary shares may be granted to our Israeli employees, management, officers and directors or those of our subsidiaries. Any options which are canceled or forfeited within the option period will become available for future grants. The Plan will terminate in 2006, unless earlier terminated by the Board of Directors.

     The exercise prices of options granted under the 102 Plan are determined by the Board of Directors at the time of the grant, and the options so granted generally expire no later than ten years from the date of grant.

     Pursuant to Section 102 of the Israel Income Tax Ordinance and the rules promulgated thereunder (including the requirement that the options and/or the resulting shares be deposited with a trustee for at least two years), the tax on the benefit arising to the employee from the grant and exercise of options as well as from the allotment of ordinary shares under these options is deferred until the transfer of the options and/or ordinary shares to the employee's name or upon sale of those options and/or ordinary shares. We will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit upon sale of the shares allotted under the Section 102 Plan at a price exceeding the exercise price, at such time as the related capital gains tax is payable by the employee.

     During 2002, options to purchase an aggregate of 35,000 ordinary shares were granted under our Section 102 Plan at an average exercise price of $1.19 per share and no options were exercised into ordinary shares. The exercise price for all of the grants was the fair market value on the date of grant. At December 31, 2002, there were 624,630 options outstanding under the Section 102 Plan at an exercise price of $3.32 per share.

Warrants

     On February 7, 2001, we issued five-year warrants to purchase 25,000 of our ordinary shares to Investec Bank (Mauritius) Ltd. in connection with certain financial services performed on our behalf. The warrants have an exercise price of $4.95 per ordinary share for warrants exercised until February 2004 and $5.625 per ordinary share for warrants exercised during the period February 2004 through February 2006.


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
        -------------------------------------------------

A.   MAJOR SHAREHOLDERS

     The following table sets forth certain information as of June 23, 2003 regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

                                           Number of          Percentage of
                                        Ordinary Shares        Outstanding
Name                                 Beneficially Owned(1)  Ordinary Shares(2)
----                                 --------------------   ------------------

Chaim Mer and Dora Mer.............      2,089,778 (3)(4)         44.8%
Isaac Ben-Bassat...................        689,214                15.1%
                                        ----------                -----
        Total......................       2,778,992               59.9%
                                          =========               =====
-----------

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 4,565,138 ordinary shares (excluding 384,610 shares held in treasury) issued and outstanding as of June 23, 2003.

(3) Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the holders of 234,821 ordinary shares, and are the beneficial owners of 1,744,453 ordinary shares through their controlling interest in Mer Ofekim Ltd., 11,539 shares through their controlling interest in Mer Services Ltd., 95 shares through their controlling interest in Mer & Co. (1982) Ltd. and 46 shares through their controlling interest in C. Mer Industries Ltd.

(4)  Includes 98,824 shares issuable upon exercise of stock options.

     As of June 22, 2003 there were 31 holders of record of our ordinary shares, of which 12 record holders holding approximately 39% of our ordinary shares had registered addresses in the United States. We believe that there were approximately 554 beneficial holders of our ordinary shares on June 19, 2003.

B.   RELATED PARTY TRANSACTIONS

     Ms. Dora Mer, the wife of Chaim Mer, provides legal services to us and receives a monthly retainer of $5,000. The conditions of retaining the services of Ms. Mer were approved by the Board of Directors and by the Audit Committee.

     Our subsidiaries, MTS Asia Ltd. and MTS IntegraTRAK, entered into an agreement with C. Mer, pursuant to which they distribute and support certain of
C. Mer's products and provide certain  services on behalf of C. Mer.  Generally,
C. Mer compensates MTS Asia Ltd. for these activities at cost plus 10% and compensates MTS IntegraTRAK at cost plus 5%.

     Presently, the only service provided to us by C. Mer is our participation in its umbrella liability insurance coverage. We believe that the terms under which C. Mer provides such participation to us is on a basis no less favorable than could be obtained from an unaffiliated third party.

C.   INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION
        ---------------------

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See the consolidated financial statements, including the notes thereto, and the exhibits listed in Item 19 hereof and incorporated herein by this reference.

Export Sales

     See Note 17 of our Financial Statements.

Legal Proceedings

Tax assessment

     In April 2000, we received a demand for a tax payment in the amount of approximately NIS 6,000,000 ($1,250,000) for the period of 1997 to 1999 from the tax authorities in Israel. We have appealed to the Israeli district court in respect of the abovementioned tax demand. Based on the opinion of our tax counsel, we believe that certain defenses can be raised against the demand of the tax authorities. We believe that the outcome of this matter will not have a material adverse effect on our financial position or results of operations and, therefore, no provision was provided.

Claims and demands

     On June 4, 2001 a claim was filed in the District Court of Tel Aviv against us and the former directors of S.T.S. asserting various claims in connection with the sale of S.T.S to NICE Systems Ltd. The amount of the lawsuit was NIS 4,800,000 (approximately $1,000,000). On March 10, 2003, the District Court in Tel-Aviv issued a judgment validating the parties' agreement to dismiss the complaint against us and the former directors of S.T.S. and waived all of the plaintiffs' claims against the defendants in connection with the complaint.

Dividend Distribution

     We have never paid cash dividends to our shareholders. We intend to retain future earnings for use in our business and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. Any future dividend policy will be determined by the Board of Directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions as the Board of Directors may deem relevant.

     According to the Israeli Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. Profits, for purposes of the Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years. In the event cash dividends are declared, such dividends will be paid in NIS.

B.   SIGNIFICANT CHANGES

     None.

ITEM 9. THE OFFER AND LISTING
        ---------------------

A.   OFFER AND LISTING DETAILS

Yearly Stock Information

     Since our public offering in May 1997, our shares have been listed on the Nasdaq Stock Market. The following table sets forth the annual high and low market prices in U.S. dollars of our ordinary shares since our initial public offering.

                                     High       Low
                                     ----       ---
          2002...................   $1.65     $0.75
          2001...................    4.63      0.90
          2000...................   17.75      2.50
          1999...................    7.13      1.25
          1998...................    4.50      1.28
          1997...................    9.25      2.75

Quarterly Stock Information

     The following table sets forth for the three-year period ended December 31, 2002 the range of high ask and low bid prices in U.S. dollars of our ordinary shares for each full financial quarter.


2002                          High       Low
----                          ----       ---
First Quarter...........     $1.65     $0.98
Second Quarter..........      1.05      0.91
Third Quarter...........      1.00      0.80
Fourth Quarter..........      1.23      0.75

2001
----
First Quarter...........     $4.63     $1.63
Second Quarter..........      2.70      1.50
Third Quarter...........      2.03      1.00
Fourth Quarter..........      1.85      0.90

2000
----
First Quarter...........    $17.50     $6.00
Second Quarter..........     12.25      4.63
Third Quarter...........      6.75      4.50
Fourth Quarter..........      6.38      2.50

Monthly Stock Information

     The following table sets forth for six months ended December 31, 2002 the range of high ask and low bid prices in U.S. dollars of our ordinary shares during each such month.

                             High       Low
                             ----       ---
July.....................   $0.99      $0.80
August...................    1.00       0.81
September................    0.95       0.80
October..................    0.90       0.75
November.................    0.90       0.78
December.................    1.23       0.85


B.   PLAN OF DISTRIBUTION

     Not applicable.

C.   MARKETS

     Our ordinary shares were listed on the Nasdaq National Market in connection with our initial public offering on May 21, 1997. On December 23, 1998, the listing of our ordinary shares was transferred to the Nasdaq SmallCap Market.

D.   SELLING SHAREHOLDERS

     Not applicable.

E.   DILUTION

     Not applicable.

F.   EXPENSE OF THE ISSUE

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION
         ----------------------

A.   SHARE CAPITAL - TREASURY SHARES

     During the years 2000, 2001 and 2002, we purchased 11,252, 54,665 and 195,183 ordinary shares in consideration of $40,000, $118,000 and $172,000, respectively, according to our stock repurchase program, which authorized our officers to repurchase up to 300,000 of our ordinary shares and was approved by our board of directors. The repurchased shares were held as treasury shares until they were cancelled on May 2003.

     In April 2003 our board of directors increased the number of shares to be repurchased under our stock repurchase program from 300,000 to 600,000 ordinary shares. We plan to repurchase additional shares from time to time in the open market subject to, among other things, general market conditions and the market price of our ordinary shares, as well as the provisions of Israeli corporate law and U.S. securities law.


B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

Purposes and Objects of the Company

     We are a public company registered under the Israel Companies Law as MER Telemanagement Solutions Ltd., registration number 520042904. Our objects and purposes, as provided by our Articles of Association, are to carry on any lawful activity.

     On February 1, 2000, the Israeli Companies Law, 1999-5759, or the Companies Law, came into effect and superseded most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983, except for certain provisions which relate to bankruptcy, dissolution and liquidation of companies. Under the Companies Law, various provisions, some of which are detailed below, overrule the current provisions of our Articles of Association.

The Powers of the Directors

     Under the provisions of the Israel Companies Law and our articles of association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. See "Item 6B. Directors, Senior Management and Employees - Compensation."

     The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

     Under our articles of association, retirement of directors from office is not subject to any age limitation and our directors are not required to own shares in our company in order to qualify to serve as directors.

Rights Attached to Shares

     Our authorized share capital consists of 12,000,000 ordinary shares of a nominal value of NIS 0.01 each. All outstanding ordinary shares are validly issued, fully paid and non-assessable.

     Ordinary shares. The rights attached to the ordinary shares are as follows:

     Dividend rights. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law. Our articles of association provide that the declaration of a dividend requires approval by an ordinary resolution of the shareholders, which may decrease but not increase the amount proposed by the board of directors. See "Item 8A. Financial Information - Consolidated and Other Financial Information - Dividend Distribution." If after one year a dividend has been declared and it is still unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed. We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

     Voting rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

     The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least one third of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.

     An ordinary resolution, such as a resolution for the declaration of dividends, requires approval by the holders of a majority of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting thereon. Under our articles of association, a special resolution, such as amending our memorandum of association or articles of association, approving any change in capitalization, winding-up, authorization of a class of shares with special rights, or other changes as specified in our articles of association, requires approval of a special majority, representing the holders of no less than 65% of the voting rights represented at the meeting in person, by proxy or by written ballot, and voting thereon.

     Pursuant to our articles of association, our directors are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. See "Item 6A. Directors, Senior Management and Employees - Election of Directors."

     Rights to share in the company's profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution. See "Item 10B. Rights Attached to Shares - Dividend Rights."

     Rights to share in surplus in the event of liquidation. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

     Liability to capital calls by the company. Under our memorandum of association and the Companies Law, the liability of our shareholders is limited to the par value of the shares held by them.

     Limitations on any existing or prospective major shareholder. See Item 6A. "Directors and Senior Management - Approval of Related Party Transactions Under Israeli Law."

Changing Rights Attached to Shares

     According to our articles of association, in order to change the rights attached to any class of shares, unless otherwise provided by the terms of the class, such change must be adopted by a general meeting of the shareholders and by a separate general meeting of the holders of the affected class with a majority of 75% of the voting power participating in such meeting.

Annual and Extraordinary Meetings

     The Board of Directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. Notice of at least twenty-one days prior to the date of the meeting is required. An extraordinary meeting may be convened by the board of directors, as it decides or upon a demand of any two directors or 25% of the directors, whichever is less, or of one or more shareholders holding in the aggregate at least 5% of our issued capital. An extraordinary meeting must be held not more than thirty-five days from the publication date of the announcement of the meeting. See "Item 10B. Rights Attached to Shares--Voting Rights."

Limitations on the Rights to Own Securities in Our Company

     Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries, which are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

     The Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the board of directors of both companies is subject to such boards'
confirmations that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. Under the Companies Law, our articles of association are deemed to include a requirement that such merger be approved by an extraordinary resolution of the shareholders, as explained above. The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Companies Law and regulations promulgated thereunder. See also "Item 6A. Directors, Senior Management and Employees - Directors and Senior Management - Approval of Related Party Transactions Under Israeli Law."

Disclosure of Shareholders Ownership

     The Israeli Securities Law and regulations promulgated thereunder do not require a company whose shares are publicly traded solely on a stock exchange outside of Israel, as in the case of our company, to disclose its share ownership.

Changes in Our Capital

     Changes in our capital are subject to the approval of the shareholders at a general meeting by a special majority of 65% of the votes of shareholders participating and voting in the general meeting.

C.   MATERIAL CONTRACTS

     None.

D.   EXCHANGE CONTROLS

     Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new "general permit" was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under such law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

     Non-residents of Israel who purchase our ordinary shares will be able to convert dividends, if any, thereon, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, into freely repatriable dollars, at the exchange rate prevailing at the time of conversion, provided that the Israeli income tax has been withheld (or paid) with respect to such amounts or an exemption has been obtained.


E.   TAXATION

     On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

     The following is a discussion of Israeli and United States tax consequences material to our shareholders. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

     Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure

     Israeli companies are subject to "Company Tax" at the rate of 36% of taxable income. However, the effective tax rate payable by a company, which derives income from an approved enterprise (as further discussed below), may be considerably less.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

     The Law for the Encouragement of Capital Investments, 1959, as amended, commonly referred to as the Investment Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. An approved enterprise is entitled to benefits including Israeli Government cash grants and tax benefits in specified development areas. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates.

     Taxable income of a company derived from an approved enterprise is subject to company tax at the maximum rate of 25% (rather than 36%) for the benefit period. This period is ordinarily seven years (or ten years if the company qualifies as a foreign investors' company as described below) commencing with the year in which the approved enterprise first generates taxable income, and is limited to twelve years from commencement of production or 14 years from the date of approval, whichever is earlier. The Investment Law also provides that a company that has an approved enterprise within Israel will be eligible for a reduced tax rate and is entitled to claim accelerated depreciation on buildings, machinery and equipment used by the approved enterprise during the first five years of use.

     A company owning an approved enterprise may elect to forego entitlement to the grants otherwise available under the Investment Law and in lieu thereof participate in an alternative package of benefits. Under the alternative package of benefits, a company's undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder, if any, of the otherwise applicable benefits period.

     A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors' company. A foreign investors' company is a company more than 25% of whose share capital and combined share and loan capital is owned by non-Israeli residents. A company, which qualifies as a foreign investors' company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period. The company tax rate applicable to distributed income earned in the benefit period and to income (distributed or not) earned in the benefit period is as follows:

                                                            The company
            For a company with foreign investment of        tax rate is
            ----------------------------------------        -----------
            49% or more but less than 74%...                    20%
            74% or more but less than 90%...                    15%
            90% or more.....................                    10%

     In addition, the dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises (15%), if the dividend is distributed during the tax benefit period or within 12 years thereafter, yet, no time limit is applicable to dividends from a foreign investment company. The company must withhold this tax at source, regardless of whether the dividend is converted into foreign currency.

     Subject to applicable provisions concerning income under the alternative package of benefits, all dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted average of the various applicable tax rates. We currently intend to reinvest any income derived from our approved enterprise programs and not to distribute such income as a dividend.

     The Investment Center bases its decision as to whether or not to approve an application on the criteria set forth in the Investment Law and regulations, the prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant. Accordingly, we cannot assure you that any of our applications, if made, will be approved in the future.

     C. Mer was granted approved enterprise status with respect to five investment projects and chose the alternative package with respect to each of these projects. Subsequent to our incorporation, C. Mer transferred four continuing approved programs to us. A fifth and sixth program were also granted approval to us. See "Operating and Financial Review - Effective Corporate Tax Rate".

     The benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of the Israeli consumer price index linkage adjustment and interest. In our opinion, we have been in full compliance with the conditions of the above programs through December 31, 2002.

Grants  under  the  Law  for  the  Encouragement  of  Industrial   Research  and
Development, 1984

     Under the Law for the Encouragement of Industrial Research and Development, 1984, research and development programs which meet specified criteria and are approved by a governmental committee of the Chief Scientist are eligible for grants of up to 50% of the project's expenditure, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed in accordance with the program. Regulations promulgated under the Research Law generally provide for the payment of royalties to the Chief Scientist of 3%-5% on sales of products and services derived from our technology developed using these grants until 100% to 150% of the U.S. dollar-linked grant is repaid. Effective for grants received from the Chief Scientist under programs approved after January 1, 1999, the outstanding balance of such grants will be subject to interest equal to the 12 month LIBOR rate applicable to U.S. dollar deposits that is published on the first business day of each calendar year. Following the full repayment of the grant, there is no further liability for repayment.

     The terms of the Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel. However, under the regulations promulgated under the Research Law, in the event that any of the manufacturing is performed outside Israel if approval is received from the Chief Scientist for such foreign manufacturing and the identity of the foreign manufacturers, we may be required to pay increased royalties. If the manufacturing volume that is performed outside of Israel is less than 50%, the total amount to be repaid to the Chief Scientist may be adjusted to 120% of the grant. If the manufacturing volume that is performed outside of Israel is between 50% and 90%, the total amount may be adjusted to 150% of the grant and if it is more than 90%, the total amount may be adjusted to 300% of the grant. The technology developed pursuant to the Chief Scientist grants may not be transferred to third parties without the prior approval of a governmental committee under the Research Law. Such approval, however, is not required for the export of any products developed using the grants. Approval of the transfer of technology may be granted in specific circumstances, only if the recipient abides by the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. We cannot assure you that such consent, if requested, will be granted.

     The funds generally available for grants from the Chief Scientist were reduced for 1998, and the Israeli authorities have indicated that the government may further reduce or abolish grants from the Chief Scientist in the future. We are not expecting to receive any more grants during year 2003. We agreed to pay royalties to the Chief Scientist on sales of the products developed from research and development projects that were funded by the Chief Scientist up to the amount of funding that we received. In the event that development of a specific product in which the Chief Scientist participates is successful, we will become obligated to repay the grants received relating to the specific product through royalty payments at the rate of 3% to 5%, based on our sales revenues, up to an amount equal to 150% of the grant received, linked to the exchange rate of the U.S. dollar. As of December 31, 2002, we had a contingent obligation to pay royalties in the amount of approximately $7,667,000. The outstanding balance of grants received after January 1999 is subject to interest equal to the 12-month LIBOR rate.

Tax Benefits and Grants for Research and Development

     Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, relating to scientific research and development projects, if the expenditures are approved by the relevant Israeli Government ministry, determined by the field of research, and the research and development is for the promotion of the company and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

     According to the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, an Industrial Company is a company resident in Israel, at least 90% of the income of which, in a given tax year, determined in Israeli currency (exclusive of income from some government loans, capital gains, interest and dividends), is derived from an Industrial Enterprise owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production activity.

     Under the Industry Encouragement Law, Industrial Companies are entitled to the following preferred corporate tax benefits:

     o amortization of purchases of know-how and patents over an eight-year period for tax purposes;

     o right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies; and

     Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure you that we will continue to qualify as an Industrial Company or that the benefits described above will be available to us in the future.

Special Provisions Relating to Taxation under Inflationary Conditions

     The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features, which are material to us, can be summarized as follows:

     There is a special tax adjustment for the preservation of equity whereby some corporate assets are classified broadly into fixed assets and non-fixed assets. Where a company's equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company's equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

     o Subject to specific limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

     o Capital gains on specific traded securities are normally exempt from tax for individuals and are taxable for companies. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel.

Capital Gains Tax on Sales of Our Ordinary Shares

     Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset's purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax in Israel while the real gain is added to ordinary income, which is taxed at ordinary rates of 30% to 50% for individuals and 36% for corporations. For purchases subject to capital gains treatment made since January 1, 2003, the tax has been reduced to 25%. Purchases made prior to January 1, 2003 will be subject to taxes ranging up to 36%.

     Under current law, sales of our ordinary shares are exempt from Israeli capital gains for individuals so long as they are quoted on Nasdaq or listed on a stock exchange in another country and we qualify as an Industrial Company. We cannot assure you that we qualify or will maintain such qualification or our status as an Industrial Company. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income. From January 1, 2003, individuals are subject to a 15% tax rate on capital gains.

     Pursuant to the Convention Between the government of the United States of America and the government of Israel with respect to Taxes on Income, as amended, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to particular conditions. A sale, exchange or disposition of ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of our voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Non-Resident Holders of Shares

     Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax at the rate of 25% (12.5% for dividends not generated by an approved enterprise if the non-resident is a U.S. corporation and holds 10% of our voting power, and 15% for dividends generated by an approved enterprise) is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident will be 25%. However, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%.

     Under an amendment to the Inflationary Adjustments Law, non-Israeli entities might be subject to Israeli taxes on the sale of traded securities in an Israeli company, subject to the provisions of any applicable double taxation treaty.

Foreign Exchange Regulations

     Dividends (if any) paid to the holders of our ordinary shares, and any amounts payable with respect to our ordinary shares upon dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of the ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely reparable U.S. dollars at the rate of exchange prevailing at the time of conversion.

Recent Tax Reform Legislation

     On July 24, 2002, Amendment 132 to the Israeli Tax Ordinance was approved by the Israeli parliament and came into effect on January 1, 2003. The principal objectives of the amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employees income.

     The material consequences of the amendment applicable to our company include, among other things, imposing a tax upon all income of Israeli residents, individuals and corporations, regardless of the territorial source of the income and certain modifications in the qualified taxation tracks of employee stock options.

United States Federal Income Tax Consequences

     The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

     o    broker-dealers,

     o    financial institutions,

     o    certain insurance companies,

     o    investors liable for alternative minimum tax,

     o    tax-exempt organizations,

     o non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

     o persons who hold the ordinary shares through partnerships or other pass-through entities,

     o investors that actually or constructively own 10% or more of our voting shares, and

     o investors holding ordinary shares as part of a straddle or a hedging or conversion transaction.

     This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

     You are urged to consult your tax advisors regarding the foreign and United States federal, state and local tax considerations of an investment in ordinary shares.

For purposes of this summary, a U.S. Holder is:

     o an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

     o a partnership, corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

     o an estate whose income is subject to U.S. federal income tax regardless of its source; or

     o a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

     The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income (see "-New Tax Law Applicable to Dividends and Long-Term Capital Gain," below). Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis, will be treated as gain from the sale of ordinary shares. See "-Disposition of Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

     Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

     Any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income (see "-New Tax Law Applicable to Dividends and Long-Term Capital Gain," below). Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit purposes. Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90%. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Disposition of Ordinary Shares

     If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis in ordinary shares. Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses, will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

     In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A U.S. Holder who receives payment in NIS and converts NIS into United States dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

     An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service (the "IRS"). In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

New Tax Law Applicable to Dividends and Long-Term Capital Gain

     Under recently enacted tax legislation, dividends received by individual U.S. Holders from certain foreign corporations, and long-term capital gain realized by individual U.S. Holders, generally are subject to a reduced maximum tax rate of 15 percent through December 31, 2008. Dividends received with respect to ordinary shares should qualify for the 15 percent rate. The reduced rate on capital gains applies to sales and exchanges on or after May 6, 2003 and the reduced rates on dividend income to dividends received after December 31, 2002. The rate reduction does not apply to dividends received in respect of certain short-term or hedged positions in the common stock or in certain other situations. The legislation contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the rate reduction. U.S. Holders should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

Passive Foreign Investment Companies

     For U.S. federal income tax purposes, we will be considered a passive foreign investment company ("PFIC") for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

     As a result of our substantial cash position and the declining value of our stock, there is a substantial risk that we will be classified as a PFIC under the asset test described in the preceding paragraph. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, this determination can not be made with certainty until the end of each calendar year. Based on studies preformed by an independent consultant, we believe that we were not a PFIC in either 2001 or 2002.

     If we are treated as a PFIC for any taxable year, then, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund" (a "QEF election") or to "mark-to-market" your ordinary shares, as described below,

     o you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

     o the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

     o gain recognized upon the disposition of ordinary shares would be taxable as ordinary income, and

     o you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

     If you make either a timely QEF election or a timely mark-to-market election in respect of your ordinary shares, you would not be subject to the rules described above. If you make a timely QEF election, you would be required to include in your income for each taxable year your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to you. You would not be eligible to make a QEF election unless we comply with certain applicable information reporting requirements. We will provide U.S. Holders with the information needed to report income and gain under a QEF election if we are classified as a PFIC.

     Alternatively, if you elect to "mark-to-market" your ordinary shares, you will generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss.

Backup Withholding and Information Reporting

     Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals which, under current law, is 28%. Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

     Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

     Any U.S. holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional United States information reporting requirements.

U.S. Gift and Estate Tax

     An individual U.S. Holder of ordinary shares will be subject to U.S. gift and estate taxes with respect to ordinary shares in the same manner and to the same extent as with respect to other types of personal property.

F.   DIVIDEND AND PAYING AGENTS

     Not applicable.

G.   STATEMENT BY EXPERTS

     Not applicable.

H.   DOCUMENTS ON DISPLAY

     We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, as applicable to "foreign private issuers" as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual and interim reports and other information with the Securities and Exchange Commission.

     As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the "short-swing" profit recovery provisions contained in
Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we distribute annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public accounting firm, and we file reports with the Securities and Exchange Commission on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

     This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms: 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; and on the Securities and Exchange Commission Internet site (http://www.sec.gov) and on our website www.mtsint.com. You may obtain information on the operation of the Securities and Exchange Commission's public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 0-28950.

     The documents concerning our company, which are referred to in this annual report, may also be inspected at our offices located at 40 Aluf David Street, Ramat - Gan, 52232 Israel.

I.   SUBSIDIARY INFORMATION

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS
         -----------------------------------------------------------

Exposure To Market Risks

     We are exposed to a variety of risks, including changes in interest rates affecting primarily the interest received on short-term deposits, and foreign currency fluctuations. We do not use derivative financial instruments to hedge against such exposure.

Interest Rate Risk

     Our exposure to market risk for changes in interest rates relates primarily to our short term deposits. Our short term deposits are held in U.S. dollars and bear annual interest of 1.2% to 2.0%, which is based upon the London Inter Bank Offered Rate (Libor). We place our short term deposits with major financial center U.S. banks. For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our short term deposits. The potential loss to us over one year that would result from a hypothetical change of 10% in the Libor rate would be approximately $20,000.

Foreign Currency Exchange Risk

     We have operations in several countries in connection with the sale of our products. A substantial portion of our sales and expenditures are denominated in U.S. dollars. We have mitigated, and expect to continue to mitigate a portion of our foreign currency exposure through salaries, marketing and support operations in which all costs are local currency based. As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the Euro). A hypothetical 10% movement in foreign currency rates (primarily the Euro) against the U.S. dollar, with all other variables held constant on the expected sales, would result in a decrease in expected 2003 sales of $500,000 or an increase in expected 2003 sales of $500,000. In 2003 we entered into a commitment to purchase dollars and sell euros having a value of Euro 400,000.



ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
         ------------------------------------------------------

     Not applicable.

                                     PART II


ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
         -----------------------------------------------

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
          ----------------------------------------------------------------------

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES
         -----------------------

     Within the 90 days prior to the date of the filing of this annual report, we carried out an evaluation, under the supervision and with the participation of our senior management, including Chief Executive Officer Shai Levanon and Chief Financial Officer Yossi Brikman, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13(a)-14(c) of the Securities Exchange Act of 1934. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this Form 20-F filed with the SEC is recorded, processed, summarized and reported timely. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based upon that evaluation, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to us required to be included in the our periodic SEC filings.

        There have been no significant changes in our internal controls or other factors, which could significantly affect internal controls subsequent to the date of the evaluation. Therefore, no corrective actions were taken.

ITEM 16. Reserved
         --------

                                    PART III


ITEM 17. FINANCIAL STATEMENTS
         --------------------

     The Company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS
         --------------------

Consolidated Financial Statements.

Index to Consolidated Financial Statements.

        Report of Independent Auditors ..............................F-2

        Consolidated Balance Sheets..................................F-3

        Consolidated Statements of Operations........................F-5

        Statements of Changes in Shareholders' Equity................F-6

        Consolidated Statements of Cash Flows........................F-7

        Notes to Consolidated Financial Statements...................F-9

ITEM 19. EXHIBITS
         --------

     Index to Exhibits

        Exhibit     Description
        -------     -----------

          *3.1      Memorandum of Association of the Registrant

          *3.2      Articles of Association of the Registrant

          *4.1      Specimen of Ordinary Share Certificate

          *10.1 Purchase and Assignment Agreement, dated March 31, 1996, between C. Mer Industries Ltd., MER & Co. (1982) Ltd. and the Registrant

          *10.2     1996 Employee Stock Option Plan

          *10.3     Section 102 Stock Option Plan

          *10.4     Form of Underwriter's Warrant

         **10.5     Form of Financial Consulting Agreement

           23.1     Consent of Kost Forer & Gabbay

           99.1 Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

           99.2 Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

           99.3 Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

           99.4 Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

-----------------

     * Incorporated by reference to our registration statement on Form F-1, registration number 333-05814, filed with the Securities and Exchange Commission.

     ** Filed as exhibit 10.5 to our Annual Report on Form 20-F for the year ended December 31, 2002.

             MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2002


                            U.S. DOLLARS IN THOUSANDS




                                      INDEX


                                                                    Page
                                                                 ------------

Report of Independent Auditors                                       F-2

Consolidated Balance Sheets                                          F-3

Consolidated Statements of Operations                                F-5

Statements of Changes in Shareholders' Equity                        F-6

Consolidated Statements of Cash Flows                                F-7

Notes to Consolidated Financial Statements                           F-9




                               - - - - - - - - - -

ERNST & YOUNG                 Kost Forer & Gabbay           Phone: 972-3-6232525
                              3 Aminadav St.                Fax:   972-3-5622555
                              Tel-Aviv 67067, Israel





                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                        MER TELEMANAGEMENT SOLUTIONS LTD.

     We have audited the accompanying consolidated balance sheets of MER Telemanagement Solutions Ltd. ("the Company") and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

     As discussed in Note 10a to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 in 2002.

                                                /s/Kost Forer & Gabbay
Tel-Aviv, Israel                                   KOST FORER & GABBAY
February 3, 2003                            A Member of Ernst & Young Global

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                              December 31,
                                                          ----------------------
                                                          2001             2002
                                                          ----             ----
    ASSETS

 CURRENT ASSETS:
 Cash and cash equivalents                            $ 5,987       $    9,062
 Short-term bank deposits                               1,942                -
 Marketable securities (Note 3)                         2,098            1,153
 Trade receivables (net of allowance for
  doubtful accounts of $ 837 and $ 356 as of
  December 31, 2001 and 2002, respectively)             1,172            1,259
 Other accounts receivable and prepaid
  expenses (Note 4)                                       952              511
 Inventories (Note 5)                                     322              240
                                                          ---              ---

 Total current assets                                  12,473           12,225
 -----                                                 ------           ------


 LONG-TERM INVESTMENTS:
 Investments in an affiliate (Note 6)                   1,092            1,335
 Long-term loans, net of current
  maturities (Note 7)                                      97               86
 Severance pay fund                                       651              545
 Other investments (Note 8)                               389              368
                                                          ---              ---
 Total long-term investments                            2,229            2,334
 -----                                                  -----            -----

 PROPERTY AND EQUIPMENT, NET (Note 9)                     816              602
                                                          ---              ---

 OTHER ASSETS:
 Goodwill (Note 10a)                                      153            2,025
 Other intangible assets, net (Note 10b)                2,345              360
 Deferred income taxes (Note 14)                           79              161
                                                           --              ---
 Total other assets                                     2,577            2,546
 -----                                                  -----            -----


 Total assets                                         $18,095          $17,707
 -----                                                =======          =======





The accompanying notes are an integral part of the consolidated financial statements.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

                                                                December 31,
                                                          ----------------------
                                                           2001             2002
                                                           ----             ----
    LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
 Current maturities of long-term loans (Note 12)         $  58           $    8
 Trade payables                                            499              350
 Accrued expenses and other liabilities (Note 11)        1,859            1,439
 Deferred revenues                                         997            1,184
                                                           ---            -----

 Total current liabilities                               3,413             2,981
 -----                                                   -----             -----

 LONG-TERM LIABILITIES:
 Long-term loans, net of current
  maturities (Note 12)                                      13                8
 Accrued severance pay                                     813              705
                                                           ---              ---

 Total long-term liabilities                               826              713
 -----                                                     ---              ---

  CONTINGENT LIABILITIES AND COMMITMENTS (Note 13)

 SHAREHOLDERS' EQUITY (Note 16):
 Share capital -
   Ordinary shares of NIS 0.01 par value -
   Authorized: 12,000,000 shares as of December
   31, 2001 and 2002; Issued: 4,882,748 shares as of
   December 31, 2001 and 2002; Outstanding: 4,816,831
   and 4,621,648 shares as of December 31, 2001 and
   2002, respectively                                       15               15
 Additional paid-in capital                             12,846           12,846
 Treasury shares                                          (158)            (330)
 Accumulated other comprehensive loss                     (410)            (211)
 Retained earnings                                       1,563            1,693
                                                         -----            -----

 Total shareholders' equity                             13,856           14,013
 -----                                                  ------           ------
 Total liabilities and shareholders' equity            $18,095          $17,707
 -----                                                 =======          =======



The accompanying notes are an integral part of theinancial statements.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

                                                                    Year ended December 31,
                                                          --------------------------------------------
                                                              2000            2001            2002
                                                          -------------   -------------   ------------
 Revenues (Note 17):
   Product sales                                            $   9,414       $   7,843       $   7,397
   Services                                                     1,653           2,882           2,390
                                                          -------------   -------------   ------------

 Total revenues                                                11,067          10,725           9,787
                                                          -------------   -------------   ------------

 Cost of revenues:
   Product sales                                                2,520           1,909           1,655
   Services                                                       322             643             241
                                                          -------------   -------------   ------------

 Total cost of revenues                                         2,842           2,552           1,896
                                                          -------------   -------------   ------------

 Gross profit                                                   8,225           8,173           7,891
                                                          -------------   -------------   ------------

 Operating expenses:
   Research and development, net (Note 18a)                     4,039           3,562           2,127
   Selling and marketing                                        4,853           4,911           3,954
   General and administrative                                   1,845           1,943           1,858
   In process research and development write-off                  945               -               -
                                                           -------------  -------------   ------------

 Total operating expenses                                      11,682          10,416           7,939
                                                           -------------  -------------   ------------

 Operating loss                                                (3,457)         (2,243)            (48)
 Financial income, net (Note 18b)                                 374             138             134
 Other income (expenses), net (Note 18c)                        1,591            (654)           (140)
                                                           -------------  -------------   ------------

 Loss before taxes on income                                   (1,492)         (2,759)            (54)
 Taxes on income (tax benefit) (Note 14)                         (155)             16              52
                                                           -------------  -------------   ------------

                                                               (1,337)         (2,775)           (106)
 Equity in earnings of affiliates                                  66             221             236
                                                           -------------  -------------   ------------

 Net income (loss)                                           $ (1,271)       $ (2,554)      $     130
                                                           =============  =============   ============

 Basic and diluted net earnings (loss) per share             $  (0.26)       $  (0.53)      $    0.03
                                                          =============  =============   ============

 Weighted average number of shares used in computing
 basic and diluted net earning (loss) per share             4,866,640       4,826,126       4,709,796
                                                          =============  =============   ============




The accompanying notes are an integral part of the consolidated financial statements.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                            Accumulated
                                                    Additional                 other                      Total          Total
                                          Share      paid-in    Treasury    comprehensive  Retained    comprehensive  shareholders'
                                         capital     capital     shares        loss        earnings     income(loss)     equity
                                       ----------- ----------- ----------- -------------- ----------- -------------- --------------
 Balance as of January 1, 2000          $   15       $12,228    $    -        $  (74)       $ 5,388                     $ 17,557
   Exercise of warrants, net            *)   -           204         -             -              -                          204
   Exercise of options, net             *)   -           314         -             -              -                          314
   Purchases of treasury shares              -             -       (40)            -              -                          (40)
   Amortization of compensation
    related to options
    granted to a director for
    consulting services                      -            90         -             -              -                           90
   Other comprehensive loss:
    Unrealized losses on available
      for sale marketable securities         -             -         -          (175)             -        $  (175)         (175)
    Foreign currency translation
      adjustments                            -             -         -          (182)             -           (182)         (182)
                                                                                                      --------------
   Total other comprehensive loss                                                                             (357)
   Net loss                                  -             -         -             -         (1,271)        (1,271)       (1,271)
                                       ----------- ----------- ----------- -------------- ----------- --------------    ------------
                                                                                                           $(1,628)
   Total comprehensive loss                                                                           ==============
 Balance as of December 31, 2000            15        12,836       (40)         (431)         4,117                       16,497
   Exercise of options, net             *)   -            10         -             -              -                           10
   Purchases of treasury shares              -             -      (118)            -              -                         (118)
   Other comprehensive income (loss):
    Unrealized gains on available for
      sale marketable securities             -             -         -            72              -        $    72            72
    Foreign currency translation
      adjustments                            -             -         -           (51)             -            (51)          (51)
                                                                                                      --------------
   Total other comprehensive income                                                                             21
   Net loss                                  -             -         -             -         (2,554)        (2,554)       (2,554)
                                       ----------- ----------- ----------- -------------- ----------- --------------    ------------
                                                                                                           $(2,533)
   Total comprehensive loss                                                                           ==============

 Balance as of December 31, 2001            15        12,846      (158)         (410)         1,563                       13,856
   Purchase of treasury shares               -             -      (172)            -              -                         (172)
   Other comprehensive income:
    Unrealized losses on available
      for sale marketable securities         -             -         -            (3)             -        $    (3)           (3)
    Foreign currency translation
      adjustments                            -             -         -           202              -            202           202
                                                                                                      --------------
   Total other comprehensive income                                                                            199
   Net income                                -             -         -             -            130            130           130
                                       ----------- ----------- ----------- -------------- ----------- --------------    ------------
                                                                                                           $   329
   Total comprehensive income                                                                         ==============

 Balance as of December 31, 2002        $   15       $12,846    $ (330)       $ (211)       $ 1,693                     $ 14,013
                                       =========== =========== =========== ============== ===========                   ============
 Accumulated unrealized losses from
   available-for-sale
   marketable securities                                                      $ (106)
 Accumulated foreign currency
   translation adjustments                                                      (105)
                                                                           --------------
                                                                              $ (211)
                                                                           ==============

*) Represents an amount lower than $1.
The accompanying notes are an integral part of the consolidated financial statements.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                    Year ended December 31,
                                                          --------------------------------------------
                                                              2000            2001            2002
                                                          -------------   -------------   ------------
 Cash flows from operating activities:
 -------------------------------------
 Net income (loss)                                         $(1,271)         $(2,554)         $   130
 Adjustments to reconcile net income (loss) to net
   cash provided by (used in) operating activities:
   Loss (gain) on sale of available-for-sale and
    trading marketable securities, net                        (289)             279              140
   Gain on sale of interest in an affiliate                    (73)               -                -
   Loss (gain) on sale of property and equipment            (1,223)              51                6
   Loss from impairment of investment in warrants                -              375                -
   Equity in earnings of affiliates                            (66)            (221)            (236)
   Proceeds from (investment in) trading securities,
      net                                                      (94)               -               81
   Depreciation and amortization                             1,028            1,110              501
   Amortization of compensation related to options
    granted to a director for consulting services               90                -                -
   In-process research and development write-off               945                -                -
   Deferred income taxes, net                                 (310)             (20)              29
   Accrued severance pay, net                                   (1)              57               (2)
   Decrease (increase) in trade receivables                  1,411              269              (87)
   Decrease in other accounts receivable and prepaid
    expenses                                                   455              673              215
   Decrease in inventories                                      46              220               82
   Decrease in trade payables                                 (370)            (169)            (149)
   Decrease in accrued expenses and other liabilities       (1,748)            (623)            (419)
   Increase (decrease) in deferred revenues                  1,059             (173)             187
   Other                                                        (5)               -               11
                                                          -------------   -------------   ------------
 Net cash provided by (used in) operating activities          (416)            (726)             489
                                                          -------------   -------------   ------------

 Cash flows from investing activities:
 -------------------------------------
 Changes in related parties account, net                      (117)              50              108
 Proceeds from sale of property and equipment                2,003               45               26
 Investment in short-term bank deposit                        (156)          (7,528)               -
 Proceeds from realization of short-term bank deposits       1,988            7,448            1,942
 Purchase of property and equipment                           (173)            (226)            (166)
 Investment in available for sale marketable
   securities                                               (4,208)            (401)          (1,512)
 Investment in held-to-maturity marketable securities            -                -             (476)
 Proceeds from sale of available-for-sale marketable
   securities                                                1,106            1,631            2,508
 Proceeds from redumption of held-to-maturity
   marketable securities                                         -                -              201
 Payment for acquisition of IntegraTRAK (a)                 (3,100)               -                -
 Dividend from an affiliate                                    115               56              190
 Other investments                                            (220)               -                -
 Other                                                         (26)               -              (12)
                                                          -------------   -------------   ------------
 Net cash provided by (used in) investing activities        (2,788)           1,075            2,809
                                                          -------------   -------------   ------------

The accompanying notes are an integral part of the consolidated financial statements.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                    Year ended December 31,
                                                          --------------------------------------------
                                                              2000            2001            2002
                                                          -------------   -------------   ------------
 Cash flows from financing activities:
 -------------------------------------
 Changes in related parties, net                                 -                -                4
 Repayment of long-term loans                                  (61)             (91)             (55)
 Proceeds from exercise of options and warrants, net           518               10                -
 Purchase of treasury shares                                   (40)            (118)            (172)
                                                          -------------   -------------   ------------

 Net cash provided by (used in) financing activities           417             (199)            (223)
                                                          -------------   -------------   ------------

 Increase (decrease) in cash and cash equivalents           (2,787)             150            3,075
 Cash and cash equivalents at the beginning of the
   year                                                      8,624            5,837            5,987
                                                          -------------   -------------   ------------

 Cash and cash equivalents at the end of the year          $ 5,837          $ 5,987          $ 9,062
                                                          =============   =============   ============

 Supplemental disclosure of cash flows activities:
 -------------------------------------------------
   Cash paid during the year for:
   Interest                                                $    56          $    45          $    10
                                                          =============   =============   ============
   Income taxes                                            $   257          $     8          $    58
                                                          =============   =============   ============

 Non cash investing transactions:
 --------------------------------
   Notes receivable from realization of an affiliate       $   75
                                                          =============

   Long-term loan from realization of an affiliate         $   52
                                                          =============


                                                           December 31,
                                                               2000
                                                         ----------------
 (a) Payment for acquisition of IntegraTRAK:
     ---------------------------------------
        Estimated fair value of assets acquired and
          liabilities  assumed at the
         date of acquisition:
        Working capital deficiency (excluding cash
         and cash equivalents)                           $(1,524)
        Property and equipment                               497
        Goodwill *)                                          180
        In process research and development                  945
        Developed technology                                 710
        Assembled and trained workforce *)                   848
        Distributor relationship *)                        1,653
        Long-term liabilities                               (209)
                                                         -------
                                                         $ 3,100
                                                         =======
*) See Note 10a.

The accompanying notes are an integral part of the consolidated financial statements.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 1:-    ORGANIZATION AND OPERATIONS

          a. MER Telemanagement Solutions Ltd. ("the Company" or "MTS") was incorporated on December 27, 1995. The Company designs, develops, markets and supports a comprehensive line of telecommunication management solutions that enable business organizations and other enterprises to more effectively manage their communication resources. The Company's products include call accounting and management products, fault management systems and web based management solutions for converged voice, voice over Internet Protocol or IP data and video and packaged computer software of tracking telephone calls and costs and also provides consulting and maintenance support for its services. As for the Company's subsidiaries, see Note 19.

               These products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, and to detect and prevent abuse and misuse of telephone networks including fault telecommunication usage.

               MTS markets its products worldwide through distributors, business telephone switching systems manufacturers and vendors and its direct sales force. Several international PBX manufacturers market the Company's products as part of their PBX selling efforts or on an original equipment manufacturer ("OEM") basis. The Company is highly dependent upon the active marketing and distribution of its OEM's. In 2000, 2001 and 2002, two major customers generated 33%, 40% and 42% of the Company's revenues, respectively (see Note 17b).

               Certain components and subassemblies included in the Company's products are obtained from a single source or a limited group of suppliers and subcontractors. If such supplier fails to deliver the necessary components or subassemblies, the Company may be required to seek alternative source of supply. A change in supplier could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company's results of operations and cash position.

               The Company's shares are listed for trade on the Nasdaq SmallCapl Market.

          b.   Acquisition of IntegraTRAK, Inc.:

               On April 24, 2000, the Company acquired in cash substantially all of the assets and assumed certain liabilities of IntegraTRAK,
               Inc. ("IntegraTRAK") a privately held company IntegraTRAK, develops, markets and sells packaged computer software of tracking telephone calls and costs, and software that assists in the management of telecommunication equipment. IntegraTRAK also provides consulting service bureau and maintenance support for its services.

               The acquisition was treated on the basis of the purchase method of accounting and accordingly, the purchase price has been allocated according to the fair value of the assets acquired and liabilities assumed of IntegraTRAK. The operations of IntegraTRAK are included in the consolidated statements from the second quarter of 2000.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 1:-    ORGANIZATION AND OPERATIONS (Cont.)

               In connection with IntegraTRAK acquisition, The Company recorded in the second quarter of 2000, a one-time expense of $ 945 to write-off software acquired from IntegraTRAK for which technological feasibility has not yet been established. As for intangible assets related to the acquisition, see Note 10.

               The following represents the unaudited pro forma results of operations for the year ended December 31, 2000, assuming that the acquisition occurred on January 1, 2000.

                                                              Year ended
                                                           December 31, 2000
                                                           -----------------

               Revenues                                      $   13,680
                                                           =================

               Net income (loss)                             $     (349)
                                                           =================

               Basic net earnings (loss) per share           $    (0.07)
                                                           =================

               Diluted net earnings (loss) per share         $    (0.07)
                                                           =================

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES

          The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP").

          a.   Use of estimates:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

          b.   Financial statements in U.S. dollars:

               The majority of the Company's and its subsidiaries' sales is made outside Israel in U.S. dollars ("dollars"). In addition, a substantial portion of the Company's and certain portion of its subsidiaries costs is incurred in dollars. Since the Company's management believes that the dollar is the primary currency of the economic environment in which the Company and certain of its subsidiaries operate, the dollar is their functional and reporting currency.

               Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standard No. 52, "Foreign Currency Translation" ("SFAS No. 52"). All effects of foreign currency remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               The financial statements of certain subsidiaries and an affiliate whose functional currency is not the dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income
               (loss).

          c.   Principles of consolidation:

               The consolidated financial statements include the accounts of the
               Company  and  its   subsidiaries.   Intercompany   balances   and
               transactions have been eliminated upon consolidation.

          d.   Cash equivalents:

               The Company considers all highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

          e.   Short-term bank deposits:

               Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in U.S. dollars and bear interest at an average rate of 1.9%. The short-term deposits are presented at their cost, including accrued interest.

          f.   Marketable securities:

               The  Company   accounts  for   investments  in  debt  and  equity
               securities (other than those accounted for under the equity method of accounting) in accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115").

               Management determines the appropriate classification of its investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held to maturity when the Company has a positive intent and ability to hold the securities to maturity, and are stated at amortized cost. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and interest are included in the statement of operations as other expenses or income. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale, along with any investments in equity securities that have not been classified as "trading securities". Securities available for sale are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a separate component of shareholders' equity, under accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statements of operations in other income (expenses).

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               The Company's trading securities are carried at their fair value based upon the quoted market price of those investments at each balance sheet date. Net realized and unrealized gains and losses on these securities are included in the statements of operations in other income (expenses).

          g.   Inventories:

               Inventories are stated at the lower of cost or market value. Cost is determined as follows: Raw materials, parts and supplies -using the "first in, first out" method with the addition of allocable indirect manufacturing costs. Finished products are recorded on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs. Inventories write-offs are provided to cover risks arising from slow moving items or technological obsolescence.

          h.   Investments in affiliates and other companies:

               Investments in privately held companies in which the Company holds 20% to 50% ownership of voting rights and can exercise significant influence over operating and financial policy of the affiliate are presented using the equity method of accounting. In accordance with Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") goodwill related to investments in affiliates is no longer amortized. The goodwill is reviewed annually (or more frequently if circumstances indicate impairment has occurred) for impairment in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" ("APB No. 18"). Before the adoption of SFAS No. 142 on January 1, 2002, goodwill was amortized on a straight-line basis over 10 years, in accordance with APB Opinion No. 17, "Intangible Assets".

               Investments in privately held companies in which the Company holds less than 20% and does not have the ability to exercise significant influence over operating and financial policy of the Company, are presented at cost. The carrying value is periodically reviewed by management, in accordance with APB 18. If this review indicates that the carrying value is not recoverable, the carrying value is reduced to its estimated fair value. As of December 31, 2002, no impairment losses have been identified.

          i.   Property and equipment:

               Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, over the estimated useful lives of the assets, at the following annual depreciation rates:

                                                           %
                                         ------------------------------------

    Computers and peripheral equipment                    33
    Office furniture and equipment                      6 - 20
    Motor vehicles                                        15
    Leasehold improvements               Over the term of the lease agreement

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          j.   Impairment of long-lived assets:

               Long-lived assets of the Company and its subsidiaries are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long- Lived Assets" ("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2002 no impairment was required.

          k.   Goodwill:

               Goodwill represents excess of the costs over the net assets of business acquired. Goodwill from acquisitions prior to July 1, 2001 was amortized until December 31, 2001, by the straight-line method, over 10 years. Under SFAS No. 142, goodwill acquired in a business combination on or after July 1, 2001, will not be amortized.

               SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter of between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, and weighted average cost of capital for each of the reportable units. The Company has selected December 31 as the date it will perform its annual goodwill impairment tests. As of December 31, 2002 no impairment was required. As for application of SFAS No. 142, see Note 10a.

               Other intangible assets:

               Intangible assets acquired in a business combination are being amortized on a straight-line basis, over their useful life. Acquired developed technology is amortized using the straight-line method over 5 years.

               Distributor relationship and Assembled workforce were amortized over 10 and 4 years, respectively, until December 31, 2001. According to SFAS No. 142, the net carrying amount of Distributor relationship and Assembled workforce was subsumed into goodwill at January 1, 2002 (see Note 10a).

          l.   Research and development costs:

               Research and development costs, net of grants received, are charged to the Statement of Operations as incurred. Statement of Financial Accounting Standard No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No. 86"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed.

          m.   Royalty-bearing grants:

               Royalty-bearing grants from the Government of Israel for funding certain approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and recorded as a deduction of research and development costs. Research and development grants amounted to $ 1,249, $ 990 and $ 1 in 2000, 2001 and 2002, respectively.

          n.   Income taxes:

               The Company and its subsidiaries account for income taxes, in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred tax assets to their estimated realizable value.

          o.   Revenue recognition:

               The Company and its subsidiaries generate revenues from licensing the rights to use their software products directly to end-users and indirectly through resellers and OEM's (who are considered end users). The Company and its subsidiaries also generate revenues from rendering maintenance, service bureau and support.

               Revenues from software license agreements are recognized when all criteria outlined in Statement of Position No. 97-2 "Software Revenue Recognition" ("SOP No. 97-2") as amended are met. Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. The Company does not grant a right of return to its customers.

               Where software arrangements involve multiple elements, revenue is allocated to each element based on vendor specific objective evidence ("VSOE") of the relative fair values of each element in the arrangement, in accordance with the "residual method"
               prescribed by SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition With Respect to Certain Transactions". The VSOE used by the Company to allocate the sales price to support services and maintenance is based on the renewal rate charged when these elements are sold separately. License revenues are recorded based on the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements, and (2) all revenue recognition criteria of SOP No. 97-2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               Revenues from maintenance and support services are recognized over the life of the maintenance agreement or at the time that support services are rendered.

               Deferred   revenues   include  unearned  amounts  received  under
               maintenance  and  support   contracts,   not  yet  recognized  as
               revenues.

          p.   Warranty and support costs:

               The Company provides free warranty and support for up to one year for end-users and up to 15 months for the "OEM" distributors. A provision is recorded for probable costs in connection with these services based on the Company's experience.

               The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The provision for the year ending December 31, 2002 amounted to of $ 22.

            q. Accounting for stock-based compensation:

               The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

               The following table illustrates the effect on net income (loss) and earnings (loss) per share as if the fair value method had been applied to all outstanding and unvested awards in each period:

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

                                                   Year ended December 31,
                                            ------------------------------------
                                                2000        2001          2002
                                            -----------   ---------    ---------
     Net income (loss), as reported         $   (1,271)   $ (2,554)    $    130
     Deduct: Total stock-based
     compensation  expense determined
     under fair value method for all
     awards, net of related
     tax effect                                   (733)       (769)        (177)
                                            -----------   ---------   ----------
     Pro forma net loss                     $   (2,004)   $ (3,323)    $    (47)
                                            ===========   =========    =========
     Basic and diluted net earnings
     (loss) per    share, as reported       $   (0.26)    $  (0.53)    $   0.03
                                            ===========   =========    =========
     Basic and diluted net loss per
     share, pro forma                       $   (0.42)    $  (0.68)    $  (0.01)
                                            ===========   =========    =========

               The fair value for each option granted was estimated at the date of grant using a Black-Scholes option-pricing model, assuming no expected dividends and the following weighted average assumptions:

                                                    Year ended December 31,
                                           -------------------------------------
                                              2000          2001         2002
                                           -----------   -----------  ----------
         Average risk-free interest rates     6%            3.5%         2%
         Average expected life (in years)     2             4            4
         Volatility                          49%           87.2%        66.8%

               The Company applies Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123") and EITF 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" with respect to options issued to non-employees. SFAS No. 123 requires use of an option valuation model to measure the fair value of the options at the grant date.

          r.   Severance pay:

               The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

               The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

               Severance  expenses for the years ended  December 31, 2000,  2001 and 2002 amounted to approximately $ 27, $ 189 and $ 104, respectively.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          s.   Fair value of financial instruments:

               The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

               The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, other accounts receivable and trade payables approximate their fair value, due to the short-term maturity of such instruments.

               The fair value for marketable securities is based on quoted market prices (see Note 3).

               Long-term loans - The carrying amounts of the Company's borrowings under its long-term agreements, both as a lender and as a borrower, approximate their fair value. The fair value was estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar type of borrowing arrangements.

          t.   Concentrations of credit risk:

               Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, marketable securities and long-term loans.

               Cash and cash equivalents are deposited with major banks in Israel and major banks in United States. Such deposits in the U.S. may be in excess of insured limit and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

               The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers in the U.S. and Europe (see Note 17c). The Company performs ongoing credit evaluations of its customers. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection according to management estimates. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

               The Company's marketable securities include mainly investments in corporate debts and mutual funds. Management believes that the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

               The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          u.   Basic and diluted net earnings (loss) per share:

               Basic net earnings (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus potential ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS No. 128").

               The total number of shares related to the outstanding options excluded from the calculation of diluted net earnings (loss) per share was 1,315,152, 1,227,141 and 757,580 for the years ended December 31, 2000, 2001 and 2002, respectively.

          v.   Reclassification:

               Certain amounts from prior years have been reclassified to the current year's presentation. The reclassification had no effect on previously reported net loss, shareholders' equity or cash flows.

          w.   Impact of recently issued accounting standards:

               In June 2002, the FASB issues Statement of Financial Accounting Standard No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"), which addresses significant issue regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on its results of operations or financial position.

               In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN No. 45"). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002, and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The Company does not expect the adoption of FIN No. 45 to have a material impact on its results of operations or financial position.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 3:-    MARKETABLE SECURITIES

          The following is a summary of the Company's investment in marketable securities:

                                           December 31, 2001                        December 31, 2002
                                    ----------------------------------  ----------------------------------------------
                                                   Gross     Estimated                 Gross      Gross      Estimated
                                     Amortized  unrealized fair market  Amortized  unrealized  unrealized  fair market
                                       cost       losses      value       cost        gains      losses      value
                                    ----------  ---------- ----------   ---------  ----------  ----------  -----------
 Held-to-maturity corporate debt    $     -     $     -    $      -      $  275      $    26     $    -     $   301
 Available-for-sale:
   Mutual funds                       1,947         (67)      1,880         566            -        (49)        517
   Equity securities                    160         (36)        124         418            -        (57)        361
                                        ---         ---         ---         ---           --        ---         ---
                                      2,107        (103)      2,004       1,259           26       (106)      1,179
   Trading securities                    94           -          94           -            -          -           -
                                         --          --          --          --           --         --          --
                                    $ 2,201     $  (103)    $ 2,098      $1,259      $    26     $ (106)    $ 1,179
                                    =======     =======     =======      ======      =======     ======     =======

               The gross realized gains (losses) on sales of available-for-sale securities totaled $ 31 and $ (128) in 2001 and 2002, respectively. The net increase (decrease) to unrealized holding losses on available-for-sale securities included as a separate component of shareholders' equity, under other comprehensive income (loss), totaled $ 72 and $ (3) in 2001 and 2002, respectively.

               During 2001, the Company recorded a loss in the gross amount of $282 due to other than temporary decline in the value of available for sale marketable securities.

               The  amortized   cost  and  estimated  fair  value  of  debt  and
               marketable   equity  securities  as  of  December  31,  2002,  by
               contractual maturity, are shown below.

                                                       December 31, 2002
                                                -------------------------------
                                                  Amortized          Market
                                                    cost              value
                                                --------------   --------------

          Matures in one year                     $  275            $  301
          Equity securities and mutual funds         984               878
                                                --------------   --------------

          Total                                   $1,259            $1,179
                                                ==============   ==============

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 4:-    OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                              December 31,
                                                       ------------------------
                                                          2001        2002
                                                       ----------  ----------

     Receivable from the Government of Israel for
       grants and participations                        $ 73        $  -
     Related parties                                     108           -
     Government authorities                              224         288
     Prepaid expenses                                    175          91
     Deferred income taxes                               144          33
     Other                                               228          99
                                                       ------      -------
                                                        $952        $511
                                                       ======      =======


NOTE 5:-    INVENTORIES

              Raw materials                            $131         $118
              Finished products                         191          122
                                                       ------    ---------

                                                       $322         $240
                                                       ======    =========


NOTE 6:-    INVESTMENTS IN AFFILIATE

    Investment in Jusan S.A.:
      Equity, net                                   $ 1,057      $ 1,300
      Goodwill                                           35           35
                                                  ----------    ---------
                                                    $ 1,092      $ 1,335
                                                  ==========    =========
    Dividend received from Jusan S.A.
      during the year:                              $    56      $   190
                                                  ==========    =========

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 7:-    LONG-TERM LOANS

          a.   Composed as follows:

                                                       December 31,
                                               --------------------------
                                                    2001          2002
                                               ------------  ------------
     Loans to others in NIS - unlinked (1)       $    179      $    140
     Less - current maturities (2)                     82            54
                                               ------------  ------------
                                                 $     97      $     86
                                               ============  ============

               (1) The weighted average interest rate for the year ended December 31, 2002 is 6.375%.

               (2)  Included in other receivables and prepaid expenses.


          b. As of December 31, 2002, the aggregate annual maturities of long-term loans are as follows:

                   First year (current maturities)       $ 54
                   Second year                             54
                   Third year                              32
                                                          ----

                                                          $140
                                                          ====


NOTE 8:-    OTHER INVESTMENTS
                                                              December 31,
                                                        ---------------------
                                                          2001        2002
                                                        --------    ---------
              Long-term deposits (1)                      $ 42        $ 21
              Investment in other companies (2)            347         347
                                                        --------    ---------
                                                          $389       $ 368
                                                        ========    =========
            (1)   Linked to the Israeli CPI.

            (2) These investments are stated at cost and represent investments in which the Company holds less than 20% of the voting rights and does not have the right to have representation on the board of directors.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 9:-    PROPERTY AND EQUIPMENT, NET
                                                         December 31,
                                                   ---------------------------
                                                     2001            2002
                                                   -----------   -------------
        Cost:
          Computers and peripheral equipment       $2,177          $2,387
          Office furniture and equipment              585             492
          Motor vehicles                              180             107
          Leasehold improvements                      151             191
                                                   --------       --------
                                                    3,093           3,177
                                                   --------        --------
        Accumulated depreciation:
          Computers and peripheral equipment        1,733           2,116
          Office furniture and equipment              358             310
          Motor vehicles                               91              66
          Leasehold improvements                       95              83
                                                   --------        --------
                                                     2,277          2,575
                                                   --------        --------
          Depreciated cost                         $   816         $   602
                                                   ========        ========

          Depreciation expenses for the years ended December 31, 2000, 2001 and 2002 were $ 305, $ 488 and $ 348, respectively.


NOTE 10:-   GOODWILL AND OTHER ASSETS

          a.   Goodwill:

               Effective January 1, 2002, the Company adopted SFAS No. 142.

               The Company evaluated its goodwill and intangibles acquired prior to June 30, 2001 using the criteria of SFAS No. 142, which resulted in the net carrying amount of $ 1,872 related to other intangibles to be subsumed into goodwill. Such intangibles comprise assembled workforce, with an original cost of $ 848 (amortized cost of $ 495), and distributors' relationship with an original cost of $ 1,653 (amortized cost of $ 1,377) being subsumed into goodwill at January 1, 2002. As of December 31, 2002, $ 2,017 and $ 8 of the goodwill balance are attributed to the Company's U.S. and South America's reporting units, respectively.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 10:-   GOODWILL AND OTHER ASSETS (Cont.)

               The results of operations presented below for the three years ended December 31, 2000, 2001 and 2002, respectively, reflect the operations had the Company adopted the non-amortization provisions of SFAS No. 142 effective January 1, 2000:

                                                                         December 31,
                                                         ---------------------------------------------
                                                              2000           2001            2002
                                                         --------------  -------------   -------------
                  Reported net income (loss)               $   (1,271)     $   (2,554)     $      130
                  Goodwill amortization                           303             431               -
                                                         --------------  -------------   -------------
                  Adjusted net income (loss)               $     (968)     $   (2,123)     $      130
                                                         ==============  =============   =============
                  Basic and diluted net earnings (loss)
                   per share:
                  Reported net earnings (loss) per
                   share                                   $    (0.26)    $    (0.53)     $      0.03
                  Goodwill amortization                          0.06           0.09                -
                                                         --------------  -------------   -------------
                  Adjusted basic and diluted net
                   earnings (loss) per share               $    (0.20)     $   (0.44)     $      0.03
                                                         ==============  =============   =============

          b.   Other intangibles consist of the following:

                                        December 31, 2001                  December 31, 2002
                                ---------------------------------- -----------------------------------
                                  Gross                   Other       Gross                    Other
                                carrying   Accumulated  intangibles, carrying   Accumulated  intangibles,
                                 amount    amortization    net        amount    amortization    net
                                ---------- -----------  ---------- -----------  ------------ ----------
            Distributor
              relationship      $1,653       $(276)       $1,377       $  -       $   -        $  -
            Assembled
              workforce            848        (353)          495          -           -           -
            Developed
              technology           710        (237)          473        750        (390)        360
                                ---------- -----------  ---------- ----------- ------------ ----------
                                $3,211       $(866)       $2,345       $750       $(390)       $360
                                ========== ===========  ========== =========== ============ ==========

               Developed technology amortization expenses for the years ended December 31, 2000, 2001 and 2002, were $ 95, $ 142 and $ 153, respectively. The expected amortization expenses for 2003, 2004 and 2005 are $ 153, $ 153 and $ 54, respectively.

NOTE 11:-   ACCRUED EXPENSES AND OTHER LIABILITIES

                                                         December 31,
                                                -------------------------------
                                                     2001             2002
                                                --------------   --------------

              Employees and payroll accruals        $  400           $  550
              Income tax payable                         5               26
              Accrued expenses                         873              422
              Customer advances                        581              437
              Related parties                            -                4
                                                --------------   --------------
                                                    $1,859           $1,439
                                                ==============   ==============

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 12:-   LONG-TERM LOANS
                                                         December 31,
                                                 -----------------------------
                                                     2001            2002
                                                 -------------   -------------

             Loan from others (1)                     $71             $16
             Less - current maturities                 58               8
                                                 -------------   -------------

                                                      $13             $ 8
                                                 =============   =============

          (1)  In U.S. dollars, bearing an average interest rate of 18.14%.

NOTE 13:-   CONTINGENT LIABILITIES AND COMMITMENTS

          a.   Lease commitments:

               1. The facilities of the Company and its subsidiaries are rented under operating leases for periods ending in 2004.

                    Future  minimum  lease  commitments   under   non-cancelable
                    operating leases as of December 31, are as follows:

                       2003     $    320
                       2004          155
                                -----------
                                $    475
                                ===========

                    Rent  expenses for the years ended  December 31, 2000,  2001 and 2002, were approximately $ 507, $ 576 and $ 446, respectively.

          b.   Royalty commitments:

               1. The Company is committed to pay royalties to the Office of the Chief Scientist of the Ministry of Trade ("OCS") of the Government of Israel on proceeds from sales of products resulting from the research and development projects in which the Government participated up to the amount received by the Company. In the event that development of a specific product in which the OCS participated is successful, the Company will be obligated to repay the grants through royalty payments at the rate of 3% to 5% based on the sales revenues of the Company, up to 100%-150% of the grants received linked to the dollar. As of December 31, 2002, the Company has a contingent obligation to pay royalties in the amount of $ 7,667. The obligation to pay these royalties is contingent upon actual sales of the products and, in the absence of such sales, no payment is required.

                    The outstanding balance of obligations in respect of grants received after January 1999 amounts to $ 3,447 and also bears LIBOR interest.

                    The Company has paid or accrued royalties relating to the repayment of such grants in the amount of $ 217, $ 176 and $ 132 for the years ended December 31, 2000, 2001 and 2002, respectively.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 13:-   CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

               2. The Israeli Government, through the Fund for Encouragement of Marketing Activities, awarded the Company grants for participation in marketing expenses overseas. The Company is committed to pay royalties at the rate of 3% of the increase in export sales, up to the amount of the grants received linked to the U.S. dollar. As of December 31, 2002, the Company has a contingent obligation to pay royalties in the amount of $ 259. The Company did not pay or accrue any royalties during the three years ending on December 31, 2002.

               3. According to an agreement effective February 1999 with the Company's distributor, Pfordt, elektronik GmbH the Company is committed to pay a 10% commission on its transactions in Germany which are not executed through Pfordt.

          c.   Claims and demands:

               1. On June 4, 2001 a claim was filed in the District Court of Tel Aviv against the Company and the former directors of S.T.S. asserting various claims in connection with the sale of S.T.S to NICE Systems Ltd. The amount of the lawsuit was NIS (New Israeli shekel) 4,800 thousand (approximately $ 1,000 thousand).

                    On March 10, 2003, the District Court in Tel-Aviv issued a judgment validating the parties' agreement to dismiss the complaint against the Company and the former directors of S.T.S., waived all of the plaintiffs' claims against the defendants in connection with the complaint, with no costs ordered.

               2.   Regarding the demand from the tax authorities in Israel, see
                    Note 14e.


NOTE 14:-   TAXES ON INCOME

          a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

               The Company was granted the status of an "Approved Enterprise" under the Law in respect of six expansion projects. According to the provisions of the Law, the Company elected to enjoy "alternative benefits" - waiver of grants in return for tax exemption and, accordingly, income derived from the "Approved Enterprise" is tax-exempt for a period of two to four years, commencing with the year it first earns taxable income, and subject to corporate tax at the rate of 25%, for additional periods of three to five years.

               The three expansion programs which are assigned to the Company are as follows:

               1. The first program entitled the Company to tax-exemption for a four-year period ended December 31, 1999 and is subject to a reduced tax rate of 25% for a three-year period ending December 31, 2002.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 14:-   TAXES ON INCOME (Cont.)

               2. The second program entitled the Company to tax-exemption for a two-year period ended December 31, 1999, and is subject to a reduced tax rate of 25% for a five-year period ending December 31, 2004.

               3. The third program entitles the Company to tax exemption for a two year period and were subject to tax rate of 25% for five year period. The benefits in respect of this program have not yet commenced.

               The period of tax benefits detailed above is subject to limit of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

               The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above Law, regulations published hereunder and the instruments of approval for the specific investment in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2002, management believes that the Company is meeting all of the aforementioned conditions.

               The tax-exempt income attributable to the "Approved Enterprise" amounting to $ 2,250 as of December 31, 2002 can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. The Company has determined that such tax-exempt income will not be distributed as dividends and permanently re-invested these profits. Accordingly, no deferred taxes have been nor will be provided on income attributable to the Company's "Approved Enterprise".

               Should the retained tax-exempt income be distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently - 25% for an "Approved Enterprise").

               Should the Company and its Israeli subsidiary derive income from sources other than an "Approved Enterprise", they will be subject to tax at regular rates of 36%.

               Since the Company is operating under more than one "Approved Enterprise" and since part of its taxable income is not entitled to tax benefits under the abovementioned law and is taxed at the regular tax rate of 36%, its effective tax rate is the result of a weighted combination of the various applicable rate and tax exemptions, and the computation is made for income derived from each program on the basis of formulas specified in the law and in the approvals.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 14:-   TAXES ON INCOME (Cont.)

          b. Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985:

               Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are presented in dollars. The difference between the annual change in the CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes presented in the financial statements. In accordance with paragraph 9(f) of SFAS 109, the Company and its Israeli subsidiary have not provided for deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

          c. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

               The  Company is an  "industrial  company"  as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses and amortization of intangible property rights as a deduction for tax purposes.

          d.   Tax loss carryforward:

               The Company's subsidiaries in Asia and Israel have estimated a total amount of available carryforward tax losses of $ 60 and $ 4, respectively to offset against future taxable profits.

               Tax loss carryforward in Israel may be used indefinitely to offset against operating income. The operating loss carryforwards of the Company and its Israeli subsidiary, which can be used indefinitely, amounted to approximately $ 1,335.

          e.   Tax assessment:

               In April 2000, the tax authorities in Israel issued to the Company a demand for a tax payment, for the period of 1997-1999, in the amount of approximately NIS 6,000 ($ 1,250).

               The Company has appealed to the Israeli district court in respect of the abovementioned tax demand. Based on the opinion of its tax counsel, the Company believes that certain defenses can be raised against the demand of the tax authorities. The Company believes that the outcome of this matter will not have a material adverse effect on its financial position or results of operations and, therefore, no provision was provided.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 14:-   TAXES ON INCOME (Cont.)

          f.   Deferred income taxes:

               Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                                 December 31,
                                                                         -----------------------------
                                                                             2001            2002
                                                                         -------------   -------------
                 Tax loss carryforwards of the Company and its
                   subsidiaries                                             $ 575           $ 364
                 Allowances for doubtful accounts and provisions for
                   employee benefits                                          132             92
                 In respect of marketable securities                          (24)            29
                 Capitalized software and other intangible assets             125             93
                 Other                                                       (139)           (140)
                                                                         -------------   -------------
                 Net deferred tax asset before valuation allowance            669             438
                 Valuation allowance                                         (446)           (244)
                                                                         -------------   -------------
                 Net deferred income taxes                                  $ 223           $ 194
                                                                         =============   =============
                 Presented as follows:
                   Current assets - foreign                                 $  14           $  21
                                                                         =============   =============
                   Current assets - domestic                                $ 130           $  12
                                                                         =============   =============
                   Other assets - domestic                                  $  79           $ 161
                                                                         =============   =============

               The Company and certain of its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences, since they have a history of losses over the past years. Management currently believes that it is more likely than not that part of the deferred tax regarding the loss carryforward in the Company and in its subsidiaries and other temporary differences will not be realized in the foreseeable future.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 14:-   TAXES ON INCOME (Cont.)

          g. A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations, is as follows:

                                                                      Year ended December 31,
                                                               ---------------------------------------
                                                                  2000          2001         2002
                                                               ------------  -----------  ------------
                Loss before taxes as reported in the
                statements
                 of operations                                  $ (1,492)     $ (2,759)    $    (54)
                                                               ============  ===========  ============
                Tax rates                                             36%           36%          36%
                                                               ============  ===========  ============
                Theoretical tax benefit                         $   (537)     $   (993)    $    (19)
                Increase in taxes resulting from:
                Effect of different tax rates and "Approved
                Enterprise" benefit                                  456           396          200
                Tax adjustment in respect of inflation in
                Israel and others                                   (163)          193          (61)
                Utilization of carryforward tax losses for
                 which valuation allowance was provided              (26)            -         (246)
                Non-deductible expenses and tax exempt income        (88)          (43)         (24)
                Taxes in respect of previous years                   (88)            -            -
                Deferred taxes for which valuation allowance
                was provided                                         291           463          202
                                                               ------------  -----------  ------------
                Taxes on income (tax benefit) as reported in
                the statements of operations                    $   (155)     $     16     $     52
                                                               ============  ===========  ============


          h.   Income (loss) before income taxes is
                 comprised as follows:

                 Domestic                                        $(1,281)     $ (1,772)    $   (841)
                 Foreign                                            (211)         (987)         787
                                                                -----------  -----------   -----------
                                                                 $(1,492)     $ (2,759)    $    (54)
                                                                ===========  ===========   ===========

          i.   The provisions for income tax expense
                 (benefit) are comprised as follows:

                 Current taxes                                   $   243      $     36     $     23
                 Deferred taxes                                     (310)          (20)          29
                 Taxes in respect of previous years                  (88)            -            -
                                                                -----------  -----------   -----------

                                                                 $  (155)     $    16      $     52
                                                                ===========  ===========   ===========

                 Domestic                                        $  (353)     $   (42)     $     29
                 Foreign                                             198           58            23
                                                                ----------  -----------   ------------

                                                                $   (155)     $    16      $     52
                                                                ===========  ===========   ===========

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 14:-   TAXES ON INCOME (Cont.)

          j. On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

NOTE 15:-   RELATED PARTIES TRANSACTIONS

          a. On November 8, 1999, the board of directors and the audit committee approved, subject to shareholders' approval, an increase in Mr. Mer's monthly salary from $ 5 to $ 7 per month and the grant of options to purchase 98,824 ordinary shares. The options were granted to Mr. Mer at his request in lieu of salary for the twelve month period ending December 31, 2000. The exercise price of the options is $ 6 per share, expected dividend yield is 0%, and the risk free interest rate is 6%. The options will vest ratably over an eight-month period beginning January 1, 2000 and will terminate five years from the date of grant.

               Ms. Dora Mer, the wife of Chaim Mer, provides ongoing legal services to the Company and receives a monthly retainer of $ 5. The conditions of retaining the services of Ms. Mer were approved by the Company's board of directors and audit committee.

               The Company's subsidiaries, MTS Asia Ltd. and MTS IntegraTRAK, entered into an agreement with C. Mer, pursuant to which they distribute and support certain of C. Mer's products and provide certain services on behalf of C. Mer. Generally, C. Mer compensates MTS Asia Ltd. for these activities at cost plus 10% and compensates MTS IntegraTRAK at cost plus 5%.

          b. In 2001 and 2002, the balance with C. Mer reflects short-term debt and other receivable. Due to the short-term nature no interest was charged by or paid to C. Mer through December 31, 2001 and 2002.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 15:-   RELATED PARTIES TRANSACTIONS (Cont.)

          c.   Transactions with related parties were as follows:

                                                  Year ended December 31,
                                            ------------------------------------
                                              2000         2001          2002
                                            ----------  -----------   ----------
   Sales through a related parties           $    23      $    58     $      65
                                            ==========  ===========   ==========
   Amounts charged by related parties:
     Cost of revenues                        $   107      $    62     $     239
     Research and development                     26           58             8
     Selling and marketing                         -            -             2
     General and administrative                    -            -             4
                                            ----------  -----------   ----------
                                             $   133      $   120     $     253
                                            ==========  ===========   ==========
   Amounts  charged  by MTS  Integra
     TRAK and MTS Asia to related parties:
     Selling and marketing                   $    59      $    44     $       2
                                            ==========  ===========   ==========
     Repayments to the related parties, net  $    (8)     $   (10)    $    (172)
                                            ==========  ===========   ==========


          d.   Amounts due from an affiliate:

                                                       December 31,
                                               ------------------------------
                                                   2001             2002
                                               -------------    -------------
                 Jusan S.A                     $      5         $     10
                                               =============    =============

NOTE 16:-   SHAREHOLDERS' EQUITY

               a.   Share capital:

                    The ordinary shares entitle their holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive cash dividends, if declared.

               b.   Share Option Plan:

                    The Company has authorized, through its 1996 Incentive Share Option plan, the grant of options to officers, management, employees and directors of the Company or any subsidiary of up to 1,900,000 of the Company's Ordinary shares. 1,500,000 options were granted pursuant to section 102 of the Israel Income Tax Ordinance. Any option, which is canceled or forfeited before expiration, will become available for future grants. The Incentive Share Option Plan will terminate in 2006, unless canceled earlier by the Company's board of directors.

                    Each option granted under the Plan is exercisable until the earlier of four years from the date of the grant of the option or the expiration dates of the option plan. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options were exercised. The options vest primarily gradually over three or four years.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 16:-   SHAREHOLDERS' EQUITY (Cont.)

          As of December 31, 2002, 1,001,170 options are available for future grant.

          Summary  of  the  Company's   stock   options   activity  and  related
          information for the years ended December 31, is as follows:

                                                      Options                                 Weighted
                                                     available     Number      Options         average
                                                     for grant   of options   exercisable   exercise price
                                                    ------------ -----------  ----------- ----------------
                  Options  exercisable  at
                    January 1, 2000                                             665,755        $  2.46
                                                                              ===========
                  Balance on January 1, 2000          687,239    1,062,761                     $  2.85
                    Shares authorized                 150,000            -                     $     -
                    Options granted                  (415,524)     415,524                     $  6.19
                    Options forfeited                  25,883      (25,883)                    $  5.07
                    Options exercised                       -     (137,250)                    $  2.5
                                                    ------------ -----------                  ---------
                  Options  exercisable at
                   December 31, 2000                                            778,325        $  3.02
                                                                              ===========
                  Balance on December 31, 2000        447,598    1,315,152                     $  3.88
                    Options granted                  (436,405)     436,405                     $  2.05
                    Options forfeited                 520,416     (520,416)                    $  2.74
                    Options exercised                       -       (4,000)                    $  2.5
                                                    ------------ -----------                  ---------
                  Options  exercisable at
                    December 31, 2001                                           800,887        $  4.48
                                                                              ===========
                  Balance on December 31, 2001        531,609    1,227,141                     $  3.74
                    Options granted                   (35,000)      35,000                     $  1.2
                    Options forfeited (1)             504,561     (504,561)                    $  4.19
                                                    ------------ -----------                  ---------
                  Options  exercisable at December                              502,644        $  3.76
                    31, 2002                                                  ===========     =========
                  Balance on December 31, 2002      1,001,170      757,580                     $  3.32
                                                    ============ ===========                  =========

          (1) All of the options granted during 1996 (part of the 1996 incentive option plan) that were not exercised or forfeited until 2002, were terminated and became available for future grants.

          The options outstanding as of December 31, 2002 have been separated into ranges of exercise prices, as follows:

                                    Options       Weighted                                   Weighted
                                  outstanding      average      Weighted                      average
                                     as of        remaining      average                    exercise price
                     Exercise     December 31,   contractual    exercise      Options      of exercisable
                      price           2002      life (in years)   price     exercisable       options
                ---------------   -------------  ------------  ------------ ------------- -------------
                $ 0.93 - 1.3          34,500          3.08       $1.19               -        $  -
                $ 1.9 - 2.5          473,406          1.84       $2.12         287,764        $  2.17
                $ 4.0625 - 4.5        17,000          1.19       $4.17          14,332        $  4.1
                $ 5.5 - 5.75          39,000          1.46       $5.63          26,001        $  5.63
                $ 5.9375 - 6.0375    170,924          1.97       $5.98         162,541        $  5.99
                $ 7.0625              22,750          1.33       $7.0625        12,006        $  7.0625
                                  -------------                             -------------
                                     757,580                     $3.32         502,644        $  3.76
                                  =============                ============ ===========     ===========

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 16:-   SHAREHOLDERS' EQUITY (Cont.)

          c. The weighted average fair value of options granted during 2000, 2001 and 2002, whose exercise price equals the fair value of the stock on the date of grant, was $ 6.189, $ 2.05 and $ 1.20 per option, respectively. All options were granted at fair value.

               The total compensation expenses, net of tax, that would have been included in the statements of operations for the years ended December 31, 2000, 2001 and 2002 had the Company adopted SFAS No. 123 is $ 733, $ 769 and $ 177, respectively.

          d.   Underwriters' warrants:

               In connection with the May 1997 initial public offering, the Company issued its underwriters, at the par value of the underlying shares, warrants (the "Underwriters' Warrants") to purchase 120,000 ordinary shares. The Underwriter Warrants are exercisable for four years commencing May 20, 1998, at $ 7.8 (130% of the May 1997 offering price) per Ordinary share. The Underwriter's Warrants contain anti-dilution protection. In 2000, 450 warrants were exercised. The Underwriter's warrants expired in 2002.

          e. In June 1998, the Company granted 75,000 warrants to consultants for a price of $ 0.005 per warrant to purchase 75,000 ordinary shares of the Company, at an exercise price of $ 4.00 per share. The warrants are exercisable for five years commencing June 1998. In 2000, 50,000 warrants were exercised.

          f. In January 2000, the Company granted 98,824 options to Mr. Chaim Mer, chairman of the Company, having an exercise price of $ 6.00 per share. These options were granted in lieu of Mr. Mer's salary ($ 7 per month) in 2000. The options are exercisable for five years commencing January 1, 2000 (see Note 15).

          g. On February 7, 2001, the Company issued five-year warrants to purchase 25,000 ordinary shares of the Company to Investec Bank (Mauritius) Ltd. in connection with certain financial services performed on the Company's behalf. The warrants have an exercise price of $ 4.95 per share for warrants exercised until February 2004 and $ 5.625 per share for warrants exercised until February 2006. The fair value of the warrants, at the date of the grant, using a Black-Scholes option pricing model was immaterial and therefore no compensation expenses were recorded.

          h.   Treasury shares:

               During the years 2000, 2001 and 2002, the Company purchased 11,252, 54,665 and 195,183 treasury shares in consideration of $ 40, $ 118 and $ 172, respectively, according to the stock repurchase program, which authorized the Company's officers to repurchase up to 300,000 ordinary shares of the Company and was approved by the Company's board of directors.

          i.   Dividends:

               Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 17:-   SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

          a. MTS operates in one industry segment, the development and marketing of a comprehensive line of telecommunication management solutions. The Company operates in four geographical areas. Operations in Israel include research and development, selling and marketing. Operations in the United States, Brazil and Asia include selling and marketing. The data is presented in accordance with Statement of Financial Accounting Standard No. 131, "Disclosure About Segments of an Enterprise and Related Information" ("SFAS No. 131"). The following is a summary of operations within geographic areas based on the location of the selling entity:

                                                         Year ended December 31, 2002
                                        ----------------------------------------------------------------
                                                                               Adjustments
                                                  United              South        and
                                        Israel    States     Asia    America   eliminations Consolidated
                                        --------- --------  -------- --------- ------------ ------------
            Sales to unaffiliated
              customers                  $2,541    $6,449     $469    $ 328     $     -      $ 9,787
            Transfers between
              geographic areas            1,806         -        -        -      (1,806)           -
                                        --------- --------  -------- --------- ------------ ------------
            Total sales                  $4,347    $6,449     $469    $ 328     $(1,806)     $ 9,787
                                        ========= ========  ======== ========= ============ ============
            Depreciation and
              amortization expenses      $  299    $  167     $ 21    $  14     $     -      $    501
                                        ========= ========  ======== ========= ============ ============
            Operating income (loss)      $ (995)   $  795     $(60)   $ 201     $    11      $    (48)
                                        ========= ========  ======== ========= ============
            Financial income, net                                                                 134
            Other expenses                                                                       (140)
                                                                                            ------------
            Loss before taxes on
              income                                                                          $   (54)
                                                                                            ============
            Tax expenses                  $   29   $    -     $  -    $  23     $     -       $    52
                                        ========= ========  ======== ========= ============ ============
            Net income (loss)             $ (361)  $  682     $(60)   $(131)    $     -       $   130
                                        ========= ========  ======== ========= ============ ============

            Identifiable long lived
              assets                      $  624   $2,302     $ 29    $  32     $     -       $ 2,987
                                        ========= ========  ======== ========= ============
            Non-identifiable assets                                                            14,720
                                                                                            ------------
            Total assets at December
              31, 2002                                                                        $17,707
                                                                                            ============

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 17:-   SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

                                                           Year ended December 31, 2001
                                          ---------------------------------------------------------------
                                                                                Adjustments
                                                    United              South       and
                                          Israel    States     Asia    America  eliminations Consolidated
                                          -------- --------- --------- -------- ------------ ------------
            Sales to unaffiliated
              customers                   $ 3,310  $ 6,496    $  500    $  419    $     -     $ 10,725
            Transfers between
              geographic areas                661        -         -         -       (661)           -
                                          -------- --------- --------- -------- ------------ ------------
            Total sales                   $ 3,971  $ 6,496    $  500    $  419    $  (661)    $ 10,725
                                          ======== ========= ========= ======== ============ ============
            Depreciation and
              amortization expenses       $   421  $   645    $   42    $    2    $     -     $  1,110
                                          ======== ========= ========= ======== ============ ============
            Operating income (loss)       $(1,465) $  (752)   $  (39)   $  (73)   $    86     $ (2,243)
                                          ======== ========= ========= ======== ============
            Financial income, net                                                                  138
            Other expenses                                                                        (654)
                                                                                             ------------
            Loss before taxes on income                                                       $ (2,759)
                                                                                             ============
            Tax expenses (income)         $   (42) $     -    $    -    $   58    $     -     $     16
                                          ======== ========= ========= ======== ============ ============
            Net loss                      $(1,423) $  (930)   $  (35)   $ (166)   $     -     $ (2,554)
                                          ======== ========= ========= ======== ============ ============
            Identifiable long lived
              assets                      $   809  $ 2,437    $   35    $   33    $     -     $  3,314
                                          ======== ========= ========= ======== ============
            Non-identifiable assets                                                             14,781
                                                                                             ------------
            Total assets at December
              31, 2001                                                                        $ 18,095
                                                                                             ============

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 17:-   SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

                                                          Year ended December 31, 2000
                                         ----------------------------------------------------------------
                                                                                Adjustments
                                                    United             South        and
                                          Israel    States    Asia    America   eliminations Consolidated
                                         --------- --------- -------- --------- ------------ ------------
            Sales to unaffiliated        $ 4,647   $ 5,029   $   922   $  469     $     -    $  11,067
            customers
            Transfers between
            geographic areas                 968        19         -        -        (987)           -
                                         --------- --------- -------- --------- ------------ ------------
            Total sales                  $ 5,615   $ 5,048   $   922   $  469     $  (987)   $  11,067
                                         ========= ========= ======== ========= ============ ============
            Depreciation and
            amortization   expenses      $   815   $   159   $    34   $   20     $     -    $   1,028
                                         ========= ========= ======== ========= ============ ============
            Operating income (loss)      $(2,193)  $(1,280)  $    57   $  (32)    $    (9)   $  (3,457)
                                         ========= ========= ======== ========= ============
            Financial income, net                                                                  374
            Other income                                                                         1,591
                                                                                             ------------
            Loss before taxes on income                                                      $  (1,492)
                                                                                             ============
            Tax expenses (income)        $  (353)  $   201   $     -   $   (3)    $     -    $    (155)
                                         ========= ========= ======== ========= ============ ============
            Net income (loss)            $  (871)  $  (443)  $    64   $  (21)    $     -    $  (1,271)
                                         ========= ========= ======== ========= ============ ============
            Identifiable long lived
            assets                       $ 1,210   $ 2,987   $    65   $   32     $     -    $   4,294
                                         ========= ========= ======== ========= ============
            Non-identifiable assets                                                             17,518
                                                                                             ------------
            Total assets at December
            31, 2000                                                                         $  21,812
                                                                                             ============

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 17:-   SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

          b.   Major customers as a percentage of total revenues:

                                        Year ended December 31,
                               ------------------------------------------
                                  2000           2001            2002
                               ------------   ------------    -----------
                                                   %
                               ------------------------------------------
                  Philips            11              8               6
                  Siemens            22             32              36

          c.   The following is a summary of revenues
                 within  geographic  areas
                 based on end customer location:

                                            Year ended December 31,
                                   ------------------------------------------
                                      2000           2001            2002
                                   ------------   ------------    -----------

           Israel                    $    791     $      358      $      217
           United States                5,039          6,496           6,449
           Austria                        154             24               -
           Germany                      1,352          1,355           1,130
           Holland                      1,460          1,009             756
           Europe (excluding
             Austria, Germany
             and Holland)                 719            448             296
           Asia                           922            500             469
           South America                  469            419             328
           Other                          161            116             142
                                   ------------   ------------    -----------
                                     $ 11,067       $ 10,725      $    9,787
                                   ============   ============    ===========


NOTE 18:-   SELECTED STATEMENTS OF OPERATIONS DATA

          a.   Research and development, net:

                                              Year ended December 31,
                                     ------------------------------------------
                                        2000            2001           2002
                                     ------------    -----------    -----------

   Total costs                         $  5,288        $  4,552     $    2,128
   Less - grants and participations      (1,249)           (990)            (1)
                                     ------------    -----------    -----------

                                       $  4,039        $  3,562     $    2,127
                                     ============    ===========    ===========

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 18:-   SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

          b.   Financial income, net

                                                                     Year ended December 31,
                                                            ------------------------------------------
                                                               2000           2001           2002
                                                            -----------    ------------   ------------
                   Financial expenses:

                   Interest expenses                        $     (219)    $     (232)    $     (205)
                   Other expenses                                    -             (9)            (7)
                   Foreign currency translation
                   differences                                     (52)           (81)             -
                                                            -----------    ------------   ------------

                                                                  (271)          (322)          (212)
                                                            -----------    ------------   ------------
                   Financial income:

                   Interest income                                 645            403            310
                   Other income                                      -             57              1
                   Foreign currency translation
                   differences                                       -              -             35
                                                            -----------    ------------   ------------

                                                                   645            460            346
                                                            -----------    ------------   ------------

                   Financial income, net                    $      374     $      138     $      134
                                                            ===========    ============   ============

          c.   Other income (expenses):

                   Loss from impairment of investments
                   in  warrants                             $        -     $     (375)    $        -
                   Gain on sale of an interest in
                   affiliate                                        73              -              -
                   Gain on sale of property and
                   equipment                                     1,223              -              -
                   Gain (loss) on marketable
                   securities, net                                 289           (279)          (140)
                   Other                                             6              -              -
                                                            -----------    ------------   ------------

                                                            $    1,591     $     (654)    $     (140)
                                                            ===========    ============   ============

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 19:-   SUBSIDIARIES AND AFFILIATES

                                                                  Percentage of      Jurisdiction of
                                                                    ownership         incorporation
                                                                 ----------------    ----------------
            Subsidiaries:
            -------------

            MTS IntegraTRAK Inc.                                      100%              Delaware
            MER Fifth Avenue Realty Inc. (a subsidiary of
              MTS IntegraTRAK Inc.)                                   100%              New York
            MTS Asia Ltd.                                             100%              Hong Kong
            Telegent Ltd.                                             100%               Israel
            Jaraga B.V.                                               100%           The Netherlands
            Verdura B.V. (a subsidiary of Jaraga B.V.)                100%           The Netherlands
            Voltera Technologies V.O.F. (a partnership held
              99% by Jaraga B.V. and 1% by Verdura B.V.)              100%           The Netherlands
            Bohera B.V. (a subsidiary of Jaraga B.V.)                 100%           The Netherlands
            Tabs Brasil Ltd. (a subsidiary of Bohera B.V.)            100%               Brazil

            Affiliate:
            ----------
            Jusan S.A. (a  subsidiary of Jaraga B.V.)                  50%                Spain




                              - - - - - - - - - - -

                               S I G N A T U R E S


     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                    MER TELEMANAGEMENT SOLUTIONS LTD.
                                            (REGISTRANT)



                                            By:    /s/Chaim Mer
                                                   ------------
                                                   Chaim Mer
                                                   Chairman of the Board



                                            By:    /s/Shai Levanon
                                                   ---------------
                                                   Shai Levanon
                                                   Chief Executive Officer




                                            By:    /s/Yossi Brikman
                                                   ----------------
                                                   Yossi Brikman
                                                   Chief Financial Officer




Dated: June 25, 2003

                                  EXHIBIT INDEX

Exhibit No.  Description of Exhibit
-----------  ----------------------

   *3.1      Memorandum of Association of the Registrant
   *3.2      Articles of Association of the Registrant
   *4.1      Specimen of Ordinary Share Certificate
  *10.1      Purchase and Assignment Agreement, dated March 31, 1996, between C.
             Mer Industries Ltd., MER & Co. (1982) Ltd. and the Registrant
  *10.2      1996 Employee Stock Option Plan
  *10.3      Section 102 Stock Option Plan
  *10.4      Form of Underwriter's Warrant
 **10.5      Form of Financial Consulting Agreement
   23.1      Consent of Kost Forer & Gabbay
   99.1      Certification by Chief Executive Officer Pursuant to Section 302 of
             the Sarbanes-Oxley Act of 2002.
   99.2      Certification by Chief Financial Officer Pursuant to Section 302 of
             the Sarbanes-Oxley Act of 2002.
   99.3      Certification  by Chief  Executive  Officer  Pursuant to 18
             U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
   99.4      Certification  by Chief  Financial  Officer  Pursuant to 18
             U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

-------------------

     * Incorporated by reference to our registration statement on Form F-1, registration number 333-05814, filed with the Securities and Exchange Commission.

     ** Filed as exhibit 10.5 to our Annual Report on Form 20-F for the year ended December 31, 2001 and incorporated herein by reference.