Form 20-F
period 2003-12-31
MER TELEMANAGEMENT SOLUTIONS LTD
filed 2004-06-25
CIK 1025561

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

                   For the fiscal year ended December 31, 2003

                                             OR

    [ ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
           OF THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from _________ to _________

                         Commission file number: 0-28950

                        MER TELEMANAGEMENT SOLUTIONS LTD.
              (Exact name of Registrant as specified in its charter
               and translation of Registrant's name into English)

                                     Israel
                 (Jurisdiction of incorporation or organization)

                  22 Zarhin Street, Ra'anana 43662, Israel
                    (Address of principal executive offices)

Securities  registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                       Ordinary Shares, NIS 0.01 Par Value
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
      Ordinary Shares, par value NIS 0.01 per share ............ 4,624,471
                            (as of December 31, 2003)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes X No _____

Indicate by check mark which financial statement item the registrant has elected to follow:
                               Item 17 Item 18_X_

This Report on Form 20-F is incorporated by reference into our Form F-3 Registration Statement File No. 333-11644 and into our Form S-8 Registration Statement File No. 333-12014.

                                  INTRODUCTION

        Mer Telemanagement Solutions Ltd. designs, develops, markets and supports a comprehensive line of telecommunication management solutions that enable business organizations and other enterprises to improve the efficiency and performance of their IP operations and to significantly reduce associated costs. Our products include call accounting and management products, facility management solutions, fault management systems and Web-based management solutions for converged voice, voice over Internet Protocol, or IP, data and video. These products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, detect and report the abuse and misuse of telephone networks, monitor and detect hardware and software faults in telecommunications networks and generate telecommunications usage information for use in the management of an enterprise. We were among the first to offer PC-based call accounting systems when we introduced our TABS product in 1985. To date, over 60,000 TABS call accounting systems have been sold to end-users in more than 60 countries.

        Since our public offering in May 1997, our ordinary shares have been listed on the Nasdaq Stock Market (symbol: MTSL). As used in this annual report, the terms "we," "us" and "our" mean Mer Telemanagement Solutions Ltd. and its subsidiaries, unless otherwise indicated.

        Except for the historical information contained in this annual report, the statements contained in this annual report are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms "anticipate," "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. "Key Information - Risk Factors"

        TABS by MER (R), TABS.IT(TM), eTABS(TM), VoIPTABS(TM), wTABS(TM), FaciliTRAK(TM), TABSbill(TM), TOPS(TM) and PMSi(TM) are our trademarks. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

        Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S.

GAAP. All references in this annual report to "dollars" or "$" are to U.S. dollars and all references in this annual report to "NIS" are to New Israeli Shekels.

        Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this annual report or to any registration statement or annual report that we previously filed, you may read the document itself for a complete description of its terms.

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----


PART I........................................................................5

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.............5
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE............................5
ITEM 3.    KEY INFORMATION....................................................5
            A. Selected Financial Data........................................5
            B. Capitalization and Indebtedness................................6
            C. Reasons for the Offer and Use of Proceeds......................6
            D. Risk Factors...................................................6
ITEM 4.    INFORMATION ON THE COMPANY........................................17
            A. History and Development of the Company........................17
            B. Business Overview.............................................19
            C. Organizational Structure......................................27
            D. Property, Plants and Equipment................................28
ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS......................28
            B. Liquidity and Capital Resources...............................39
            C. Research and Development......................................40
            D. Trend Information.............................................41
            E. Off-Balance Sheet Arrangements................................41
            F. Tabular Disclosure of Contractual Obligations.................41
ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES........................41
            A. Directors and Senior Management...............................41
            B. Compensation..................................................43
            C. Board Practices...............................................44
            D. Employees.....................................................49
            E. Share Ownership...............................................50
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.................53
            A. Major Shareholders............................................53
            B. Related Party Transactions....................................54
            C. Interests of Experts and Counsel..............................55
ITEM 8.    FINANCIAL INFORMATION.............................................55
            A. Consolidated Statements and Other Financial Information.......55
            B. Significant Changes...........................................56
ITEM 9.    THE OFFER AND LISTING.............................................56
            A. Offer and Listing Details.....................................56
            B. Plan of Distribution..........................................57
            C. Markets.......................................................57
            D. Selling Shareholders..........................................57
            E. Dilution......................................................57
            F. Expense of the Issue..........................................57
ITEM 10.   ADDITIONAL INFORMATION............................................57
            A. Share Capital.................................................57
            B. Memorandum and Articles of Association........................57

            C. Material Contracts............................................60
            D. Exchange Controls.............................................60
            E. Taxation......................................................61
            F. Dividend and Paying Agents....................................72
            G. Statement by Experts..........................................72
            H. Documents on Display..........................................72
            I. Subsidiary Information........................................72
ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
            RISKS............................................................73
ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES............73

PART II......................................................................73

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...................73
ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
           AND USE OF PROCEEDS...............................................73
ITEM 15.   CONTROLS AND PROCEDURES...........................................74
ITEM 16.   [RESERVED]........................................................74
ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT..................................74
ITEM 16B.  CODE OF ETHICS....................................................74
ITEM 16C.  PRINCIPAL ACCOUNTING FEES AND SERVICES............................74
ITEM 16D.  EXEMPTIONS FROM THE LISTING REQUIREMENTS AND
             STANDARDS FOR AUDIT COMMITTEE...................................75
ITEM 16E.  PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND
             AFFILIATES AND PURCHASERS.......................................75

PART III.....................................................................77

ITEM 17.   FINANCIAL STATEMENTS..............................................77
ITEM 18.   FINANCIAL STATEMENTS..............................................77
ITEM 19.   EXHIBITS..........................................................77

S I G N A T U R E S..........................................................79

                                     PART I


ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
        -----------------------------------------------------

        Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
        ---------------------------------------

        Not applicable.

ITEM 3. KEY INFORMATION
        ---------------

A.   SELECTED FINANCIAL DATA

        The following selected consolidated financial data for and as of the five years ended December 31, 2003 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our consolidated financial statements were audited by Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global. Our audited consolidated financial statements with respect to the three years ended December 31, 2003 and as of December 31, 2002 and 2003 appear elsewhere in this Report. The selected consolidated financial data set forth below should be read in conjunction with Item 5. "Operating and Financial Review and Prospects," and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Operations Data:

                                                          Year Ended December 31,
                                            ------------------------------------------------------
                                             1999        2000       2001        2002        2003
                                             ----        ----       ----        ----        ----
                                                     (in thousands, except per share data)

Revenues.............................       $12,780     $11,067     $10,725     $9,787     $9,230
Cost of revenues.....................         3,137       2,842       2,552      1,896      1,849
                                              -----       -----       -----      -----      -----
Gross profit.........................         9,643       8,225       8,173      7,891      7,381
Selling and marketing, net...........         4,186       4,853       4,911      3,954      3,916
Research and development, net........         3,491       4,039       3,562      2,127      1,825
General and administrative...........         1,593       1,845       1,943      1,858      1,830
In process research and development
  write-off .........................            --         945          --         --         --
                                              -----       -----       -----      -----      -----
Operating income (loss)..............           373      (3,457)     (2,243)       (48)      (190)
Financial income, net................            35         374         138        134        124
Other income (expenses)..............         5,150       1,591        (654)      (140)         6
                                              -----       -----       -----      -----      -----
Income (loss) before taxes...........         5,558      (1,492)     (2,759)       (54)       (60)
Taxes on income (tax benefit)........         1,277        (155)         16         52        198
                                              -----       -----       -----      -----      -----
Net income (loss) before equity in
  earnings of affiliates and minority
  interest...........................         4,281      (1,337)     (2,775)      (106)      (258)
Equity in earnings of affiliates...             211          66         221        236        345
Minority interest in a subsidiary....            --          --          --         --         --
                                              -----       -----       -----      -----      -----
Net income (loss)....................        $4,492     $(1,271)    $(2,554)     $ 130      $  87
                                             ======     =======     =======      =====      =====
Basic net earnings (loss) per share..         $0.96      $(0.26)     $(0.53)     $0.03      $0.02
                                             ======     =======     =======      =====      =====
Diluted net earnings (loss) per share         $0.94      $(0.26)     $(0.53)     $0.03      $0.02
                                             ======     =======     =======      =====      =====

Balance Sheet Data:

                                                           As of December 31,
                                         ------------------------------------------------------
                                             1999        2000        2001       2002       2003
                                             ----        ----        ----       ----       ----
Working capital......................    $  13,701   $   10,342  $    9,060  $   9,244  $ 9,437
Total assets.........................       21,615       21,812      18,095     17,707   18,182
Long-term loans......................            8           84          13          8       --
Shareholders' equity.................       17,557       16,497      13,856     14,013   14,464

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

Risks Relating to Our Business and Market

We have had a recent history of operating losses and may not achieve or sustain profitability in the future.

        We have incurred operating losses in each of the four last fiscal years and we cannot assure you that we will be able to achieve or sustain profitable operations in the future.

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

        We are highly dependent upon the active marketing and distribution efforts of our PBX OEM's. In 2001, 2002 and 2003, our three major OEMs, Siemens Gmbh, Philips Communications Systems B.V. and Ericsson, generated 44.0%, 46.0% and 51.0% of our consolidated revenues respectively. The percentage of sales attributable to each of these OEMs in each of the three years ended December 31, 2003 follows:

                                    2001         2002        2003
                                    ----         ----        ----
Siemens....................         32.0%        36.0%       40.0%
Philips....................          8.0%         6.0%        7.0%
Ericsson...................          4.0%         4.0%        4.0%

        Because we sell our products through local master distributors in countries where we do not have a marketing subsidiary, we are highly dependent upon the active marketing and distribution efforts of our distributors. We also depend in large part upon our distributors for product maintenance and support. There can be no assurance that our distributors will continue to provide adequate maintenance and support to end-users or will provide maintenance and support for new products, which might cause us to seek new or additional distributors or incur additional service and support costs. The distributors to whom we sell our products are generally not contractually required to make future purchases of our products and could, therefore, discontinue carrying our products at any time. None of our distributors or resellers are subject to any minimum purchase requirements under their agreements with us. There can be no assurance that we will continue our relationships with our OEM customers or, if such relationships are not maintained, that we would be able to attract and retain comparable PBX original equipment manufacturers. Although we have distribution agreements with a number of our resellers, we do not have any agreements with the PBX manufacturers who market our products. The loss of any of our major resellers, either to competitive products offered by other companies or products developed by such resellers, would have a material adverse effect on our business, financial condition and results of operations. Our future performance will depend, in part, on our ability to attract additional PBX manufacturers and vendors that will be able to market and support our products effectively, especially in markets in which we have not previously distributed our products.

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

We face risks associated with expanding and maintaining our distribution network.

        We sell our products through distributors, business telephone switching systems manufacturers and vendors, post, telephone and telegraph authorities, or PTTs and our direct sales force. Our ability to achieve revenue growth in the future will depend in large part on our success in establishing and maintaining relationships with business telephone switching systems manufacturers and vendors and PTTs, establishing and maintaining relationships with distributors, and recruiting and training additional direct sales personnel. We plan to invest significant resources to expand our direct sales force and to develop new distribution relationships. Historically, we have at times experienced difficulty in recruiting qualified sales personnel and in establishing effective distribution relationships. There can be no assurance that we will be able to successfully expand our direct sales force or other distribution channels or that any such expansion will result in an increase in revenues. The failure to expand or maintain our direct sales force or other distribution channels could have a material adverse effect on our business, operating results and financial condition.

We are subject to risks associated with international operations.

        We are based in Israel and generate a large percentage of our sales outside the United States. Our sales in the United States accounted for 61.0%, 66.0% and 53.0% of our total revenues for the years ended December 31, 2001, 2002 and 2003, respectively. Although we continue to expand our international operations and commit significant management time and financial resources to developing direct and indirect international sales and support channels, we cannot be certain that we will be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition will be materially and adversely affected.

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

        We may be adversely affected by fluctuations in currency exchange rates. While our revenues are generally denominated in U.S. dollars and Euros, a significant portion of our expenses are incurred in NIS. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. If we were to determine that it was in our best interests to enter into any hedging transactions in the future, there can be no assurance that we will be able to do so or that such transactions, if entered into, will materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. In addition, if, for any reason, exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, our business could be adversely affected. Although exposure to currency fluctuations to date has not had a material adverse effect on our business, there can be no assurance such fluctuations in the future will not have a material adverse effect on revenues from international sales and, consequently, on our business, operating results and financial condition.

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

        Mr. Chaim Mer, our Chairman, and his wife, Dora Mer, currently control the vote of approximately 44.3% of our outstanding ordinary shares, and Isaac Ben-Bassat, one of our directors, is the owner of 14.8% of our outstanding ordinary shares. As a result, such persons control and will continue to control the election of our entire Board of Directors other than our two outside directors and generally have the ability to direct our business and affairs.

We are subject to risks arising from product defects and potential product liability.

        We provide free warranty and support for up to one year for end-users and up to eighteen months for our OEM distributors. Our sales agreements typically contain provisions designed to limit our exposure to potential product liability or related claims. The limitation of liability provisions contained in our agreements may not be effective. Our products are used by businesses to reduce communication costs, recover charges payable by third parties and prevent abuse and misuse of telephone networks and, as a result, the sale of products by us may entail the risk of product liability and related claims. A product liability claim brought against us could have a material adverse effect upon our business, operating results and financial condition. Products such as those offered by us may contain undetected errors or failures when first introduced or when new versions are released. Despite our testing and testing by current and potential customers, there can be no assurance that errors will not be found in new products or releases after commencement of commercial shipments. The occurrence of these errors could result in adverse publicity, loss of or delay in market acceptance or claims by customers against us, any of which could have a material adverse effect upon our business, operating results and financial condition.

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

        Based on studies performed by an independent consultant, we believe that we were not a PFIC in the years 2001, 2002, or 2003.

        U.S. residents should carefully read "Item 10E. Additional Information - Taxation - United States Federal Income Tax Consequences" for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

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

        We are incorporated under the laws of, and our executive offices and research and development facilities are located in, the State of Israel. Although most of our sales are made to customers outside Israel, we are directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel.

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

        Many of our directors, officers and employees are obligated to perform up to 36 days, depending on rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

Economic conditions in Israel.

        In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2003 and 2004, affecting banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers. Following the passage by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work-stoppages, and these may have a material adverse effect on the Israeli economy and on us.

Our financial results may be adversely affected by inflation and currency fluctuations.

        Since we report our financial results in dollars, fluctuations in rates of exchange between the dollar and non-dollar currencies may affect our results of operations. The majority of our expenses are paid in NIS (primarily salaries) and are influenced by the timing of, and the extent to which, any increase in the rate of inflation in Israel over the rate of inflation in the United States is not offset by the devaluation of the NIS in relation to the dollar. We believe that the rate of inflation in Israel has not had a material adverse effect on our business to date. However, our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel. Over time, the NIS has been devalued against the dollar, generally reflecting inflation rate differentials. In 1999 and 2000, while the rate of inflation was low and in 2003 when there was a negative rate of inflation, there was a devaluation of the dollar against the NIS. In the years 2001 and 2002, and in 2003 when there was a negative rate of inflation, the rate of devaluation of the NIS against the dollar exceeded the rate of inflation. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar measured results of operations will be adversely affected. Likewise, our operations could be adversely affected if we are unable to guard against currency fluctuations in the future.

The government programs and tax benefits we currently participate in or receive require us to meet several conditions and may be terminated or reduced in the future.

        We have benefited from certain Israeli Government grants, programs and tax benefits. To remain eligible for these grants, programs and tax benefits, we must comply with certain conditions, including making specified investments in fixed assets from our own equity and paying royalties with respect to grants received. In addition, some of these programs restrict our ability to manufacture particular products and to transfer particular technology outside of Israel. If we do not meet these conditions in the future, the benefits we received could be canceled and we may have to refund payments previously received under these programs or pay increased taxes. The Government of Israel has reduced the benefits available under these programs in recent years and these programs and tax benefits may be discontinued or curtailed in the future. We do not expect to receive any grants during 2004 or 2005.

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

Provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

        Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger with, or other acquisition of, us. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

        We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters.

ITEM 4. INFORMATION ON THE COMPANY
        --------------------------

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

        MER Telemanagement Solutions Ltd. was incorporated under the laws of the State of Israel in December 1995. We are a public limited liability company under the Israeli Companies Law 5739-1999 and operate under such law and associated legislation. Our registered offices and principal place of business are located at 22 Zarhin Street, Ra'anana 43662, Israel, and our telephone number is 972-9-762-1777. Our address on the Internet is www.mtsint.com. The information on our website is not incorporated by reference into this annual report.

        We design, develop, market and support a comprehensive line of telecommunication management solutions that enable business organizations and other enterprises to more effectively manage and optimize the use of their communication resources. Our products include call accounting and management products, fault management systems and Web-based management solutions for converged voice, voice over Internet Protocol, or IP, data and video. These products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, detect and report the abuse and misuse of telephone networks, monitor and detect hardware and software faults in telecommunications networks and generate telecommunications usage information for use in the management of an enterprise. We were among the first to offer PC-based call accounting systems when we introduced our TABS product in 1985. To date, over 60,000 TABS call accounting systems have been sold to end-users in more than 60 countries.

        Call accounting systems afford businesses easy access to complete information on telephone usage, including the dialed number, calling extension, call duration, time of day, destination, trunk line usage, cost of each call and multi-carrier analysis. We started developing the TABS line of call accounting products for the DOS operating system and have upgraded and re-written our call accounting and management systems as the industry and technology advanced providing full compatibility to support the Windows operating systems (3.1, 95, 98, 2000) and most versions of Windows NT. As our sales of TABS were worldwide, we needed to have a flexible and easily updated set of pricing tables to accommodate the different pricing schemes and modes used worldwide and with different carriers. As enterprises expanded and required information from their remote sites, so TABS has expanded to accommodate their needs by providing multi-site solutions and supporting most business telephone switching systems currently available for sale. The solutions are capable of monitoring up to 100,000 extensions. Various modules were developed to service the needs of different vertical markets such as our PMSi module for the hotel industry and a solution for performing tie-line reconciliation for organizations and utilities having multiple PBXs. TRAK-View, our fault management system, provides an enterprise with early warning problem detection and prevention for multi-site and multi-vendor networks including PBXs. In 1998, we introduced IP.TRAK, a Web-based call accounting and management system that was built on the original model and principles of TABSweb(TM). IP.TRAK was designed to harness the power of the Internet for the needs of Information Technology managers through its ability to access reports using a standard Internet browser. We then added additional modules that could collect the information from routers, firewalls and gateways. These additional modules provided tools for a comprehensive communications management system. We were able to collect additional data from files, FTP servers, voice over IP (VoIP) and external buffers. We then merged the functionality of PBX systems and IP networks to provide a unified management solution for multiple communication platforms from different vendors supporting voice, VoIP, video and data communications.

        On April 24, 2000, we acquired all of the assets and assumed certain liabilities of IntegraTRAK Inc., a privately held Seattle-based company, engaged in the development and sale of packaged computer software for tracking telephone calls and costs.

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

        Telemanagement solutions have evolved from the stand-alone PC-based telephone call accounting and billing systems of the mid-1980's to local area network or LAN-based systems operating in Windows 98/2000/XP and Windows NT environments offering call accounting, fraud detection and fault management solutions for users with complex voice and data networks. Today, the trend is moving more and more to Web-based solutions.

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

Background History

        We were the first to offer a PC-based non-dedicated call accounting system when we introduced the first version of TABS in 1985. To date, over 60,000 TABS accounting systems have been sold to end-users located in over 60 countries. TABS supports worldwide charging methods (pulse and duration), call pricing tables and currencies and is available in different languages. Our PBX interface database includes default formats for the major PBX manufacturers and business phone systems, including those manufactured by Ericsson, Philips, Siemens, Lucent, Nortel, Alcatel, ECI/Tadiran, Harris, NEC, Avaya, Mitel, Damovo, LG and Panasonic, making TABS compatible with substantially all currently available PBX and business phone systems. Our flexible format allows some of the newer equipment such as VoIP PBXs and routers/gateways to be inputted to and reported on TABS. This includes the RADVision and Cisco gateways and gatekeepers.

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

With additional modules, the following optional features are available:

     o    Reporting on e-mails (eTABS).

     o    Reporting on VoIP (VoIPTABS).

     o    Reporting on web browsing (wTABS).

     o    Accessing the information over the Internet (Web Access).

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

        Version 7 of TABS.IT is fully web-based allowing users to see their own call usage on-line from anywhere, and incorporates most of the features that were offered as separate modules in previous versions. This version is easily adapted to companies that have multiple sites, and would want to view the activity from a central site. The administrative functions can also be performed remotely using Internet Explorer. Full security and privacy is assured by use of various levels of password protection.

        The WinTRAK family of products is MTS IntegraTrak's telemanagement solution that has been sold in the U.S. market since 1985. After incorporating all the functionality of WinTRAK, we migrated TABS.IT for use in the United States in 2002. Although we are no longer marketing WinTRAK, we continue to support this product.

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

        The FaciliTRAK help desk feature provides both an administrative process and audit trail for recording, scheduling and maintenance changes that need to be made to items and connections in a site. There are three options within service desk: (i) service requests, (ii) trouble tickets, and (iii) work orders. Each provides its own choices and reference numbering for easy tracking and assignment. Both service requests and trouble tickets provide the option of being used globally for the entire organization, regardless of whether the item in service has been recorded in the site database, or used for items within the current site. We intend to migrate to a new facilities management product in late summer 2004.

Billing Solutions

        In 2002 we introduced the TABSBill module for vertical enterprises, such as hospitals, universities, medical clinics and tenant sharing facilities, enabling the enterprises to rapidly generate bills based on usage. TABSBill, which is geared to resellers of billing services, provides for the scheduled reporting and automatic distribution of customer communications bills based on tracking phone calls, e-mail, network usage as well as for one time or recurring charges. The bills can be generated directly from the data collected by TABS, from CDs from the service provider, or from downloaded files of call data. All kinds of communications usage data may be billed. The user can view his bills on-line as TABSBill is web based. The bills can be displayed, printed out or sent by e-mail. There is even provision for the secure payment of the bill on-line.

Other Modules

        An add-on module, Tie Line Reconciliation, or TLR, provides for the accurate costing of calls in a private PBX network by calculating the actual cost of calls routed over private tie lines and assigning charges to the originating extension. The call is resolved into an accurate origination-destination configuration even though the call may pass many "nodes" along the way, with each potentially discharging an independent call record.

        Another add-on module, Property Management System interface, or PMSi, provides an interface protocol and format for telecommunication management systems with hotel billing solutions (Front Office or PMS systems). Through the use of this interface, which can also connect to PBXs, the hotel system is able to control the opening and closing of guest extensions on check in or out.

New Trends

        We have implemented a new strategy for our company that has led to the introduction of an application suite. The suite is built on the Microsoft.Net platform and establishes a framework for us to provide customized solutions that include customer care and billing, in addition to the traditional telemanagement solutions. We are currently investing heavily in research and development to support these new operations.

Customer Service and Installation

        We provide customer support to end-user customers in the United States, Israel, Hong Kong, the Netherlands and Brazil on both a service contract and a per-incident basis. Our technical support engineers answer support calls directly and generally seek to provide same-day responses. We provide updated telephone rate tables to customers on a periodic basis under annual service contracts. The rate tables are obtained from third-party vendors who provide this data for all major long-distance service providers. Our distributors provide a full range of service and technical support functions for our products, including rate tables, to their respective end-user customers.

        Our support staff installs products at end-user locations from offices in Israel, the United States, Hong Kong, the Netherlands and Brazil. Customers who maintain their own technical staffs are often able to install our products themselves with minimal telephone support from us. We charge our customers a fee for each installation performed by our employees. Our distributors are responsible for the installation and support of our products with respect to their end-user customers.

Sales and Marketing

        We market our products in over 60 countries worldwide through OEM distribution channels and our own direct sales force in the United States, Europe, Israel, Hong Kong and Brazil, and through a network of local distributors in these and various other countries in Europe, Asia and Latin America. We employed 15 persons in our sales and marketing force and 31 persons in support as of December 31, 2003. With the acquisition of IntegraTRAK in April 2000, our marketing efforts in North America were significantly increased. This also enabled us to acquire additional Fortune 500 companies as our customers. We also sell our products to business telephone switching systems manufacturers and vendors, distributors and PTTs. Since 1985, over 60,000 TABS call accounting products have been sold, many of which have been sold to large organizations. In addition, as customers move to consolidate the management of their multi-site telecommunications activities, we intend to capitalize on our initial successes with our customers and expand the use of our products by offering these organizations the added capabilities of expanding and monitoring on the Web. By acquiring the FaciliTRAK software in March 2002, we gained access to a whole new realm of opportunities and we now are able to offer a complete solution to the high-end market sector.

Managed Services

        Our managed services solution is an outsourcing solution geared to multi-national companies that centrally manage their telecommunications usage and is being offered as an added value service. This solution has been offered in the U.S. where our Seattle office acts as a service bureau.

        Switching Systems Manufacturers and Vendors. We believe that the most efficient means of selling our telemanagement products is to enter into relationships with major business telephone system manufacturers and vendors who market our products on either an original equipment manufacturer, or OEM, basis, or supplemental sales basis at the time they sell their switching systems. We also utilize our distributors to market our products to local business telephone switching systems manufacturers and distributors. We intend to establish additional strategic relationships with business telephone switching systems manufacturers and vendors and PTTs. These manufacturers have begun to consider telemanagement capability as a competitive tool when selling their products and have begun to offer end-users a complete, integrated solution. Among the companies that have been selling our products are Siemens, Philips, Ericsson, Nortel, Alcatel, ECI/Tadiran, NEC, Cisco, Damovo and Panasonic. The percentages of sales attributable to our three largest OEM customers, Siemens, Philips and Ericsson, in each of the three years ended December 31, 2003 are as follows:

                                            2001          2002        2003
                                            ----          ----        ----
        Siemens....................         32.0%         36.0%       40.0%
        Philips....................          8.0%          6.0%        7.0%
        Ericsson...................          4.0%          4.0%        4.0%

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

        PTTs. We also market our products to PTTs who integrate our solutions with the telephone systems they sell or lease to their customers. Among the PTTs who sell our products are Telecom Italy, Cable and Wireless, Trinidad PTT and Hong Kong Telecom.

        Strategic Relationships. As part of our marketing strategy, we attempt to develop and establish new strategic relationships with manufacturers of voice and data communication systems and IP based equipment as means of entering new markets and channels. We are also continuing our relationship with RADVision, a recognized IP technology leader. Together with RADVision, we offer solutions consisting of RADVision's Gatekeeper and our advanced Web-based call management solution. We also signed an agreement with Cisco, pursuant to which Cisco may use our VoIP solution in their CallManager call processing software, a key component of Cisco's AVVID (Architecture for Voice, Video and Integrated Data). Our software provides validated reports on call records, start time, duration, and origin and final destination. Additional features include the ability to allocate usage-sensitive call costing and, using an integrated fraud module, detect unauthorized or inappropriate system access.

        We recently entered into an OEM agreement with TeleKnowledge Group Ltd., a leading provider of carrier-class billing & rating solutions, pursuant to which we will market TeleKnowledge's Total-e billing, rating and customer care solutions on an OEM basis as a comprehensive end-to-end solution.

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

C.   ORGANIZATIONAL STRUCTURE

        Our wholly owned subsidiaries in the United States, Hong Kong, the Netherlands and Brazil, MTS IntegraTRAK Inc., MTS Asia Ltd., JARAGA B.V. and TABS Brazil Ltd., respectively, act as marketing and customer service organizations in those countries. Our 50% owned affiliate in Spain, Jusan S.A., is engaged in the development and distribution of telemanagement products.

D.   PROPERTY, PLANTS AND EQUIPMENT

        Our executive offices and research and development facilities are located at 22 Zarhin Street, Ra'anana, Israel, where we occupy approximately 7,310 feet. The lease, which expires on December 31, 2005, has an annual rental charge of approximately $107,335.

        Our U.S. operations are headquartered in an 8,408 square foot space in Bellevue, Washington at annual rental of approximately $208,000. The lease will expire in September 2004. We have subleased 2,040 square feet of this space until September 2004 and are receiving annual rental income of approximately $46,305. The lease for space we previously utilized in Secaucus, New Jersey expired in April 2003. The annual rental for the Secaucus space was $103,780. The annual rental cost for our Hong Kong and Sao Paulo offices is approximately $34,000.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
        --------------------------------------------

        The following discussion of our results of operations should be read together with our consolidated financial statements and the related notes, which appear elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this annual report.

General

Overview

        We design, develop, market and support a comprehensive line of telecommunication management solutions that enable business organizations and other enterprises to improve the efficiency and performance of all IP operations, and to significantly reduce associated costs. Our products include call accounting and management products, fault management systems and Web-based management solutions for converged voice, voice over Internet Protocol, or IP, data and video. These products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, detect and report the abuse and misuse of telephone networks, monitor and detect hardware and software faults in telecommunications networks and generate telecommunications usage information for use in the management of an enterprise. We were among the first to offer PC-based call accounting systems when we introduced our TABS product in 1985. To date, over 60,000 TABS call accounting systems have been sold to end-users in more than 60 countries.

General

        Our consolidated financial statements are stated in dollars and prepared in accordance with generally accepted accounting principles in the United States. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in Financial Accounting Standards Board Statement No. 52. The majority of our sales are made outside Israel in dollars. In addition, substantial portions of our costs are incurred in dollars. Since the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The financial statements of certain subsidiaries and an affiliate whose functional currency is not the dollar, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income (loss).

Discussion of Critical Accounting Policies

        The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the use of different assumptions would likely result in materially different results of operations.

        Critical accounting policies are those that are both most important to the portrayal of a company's financial position and results of operations, and require management's most difficult, subjective or complex judgments. Although not all of our significant accounting policies require management to make difficult, subjective or complex judgments or estimates, the following policies and estimates are those that we deem most critical.

        Impairment of long-lived assets

        Our long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," or SFAS No. 144, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2003, no impairment was required. The use of different assumptions with respect to the expected cash flows from our assets and other economic variables, primarily the discount rate, may lead to different conclusions regarding the recoverability of our assets' carrying values and to the potential need to record an impairment loss for our long-lived assets.

        Goodwill

        Goodwill represents excess of the costs over the net assets of business acquired. Goodwill from acquisitions made prior to July 1, 2001 was amortized until December 31, 2001 by the straight-line method over 10 years. Under SFAS No. 142, goodwill acquired in a business contraction on or after July 1, 2001 will not be amortized.

        Effective January 1, 2002, we adopted SFAS No. 142. SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of our reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, and weighted average cost of capital for each of the reportable units. We have selected December 31, as the date we will perform our annual goodwill impairment tests. The annual goodwill impairment test for 2003 was prepared for us by an independent consulting firm. As of December 31, 2003, no impairment was required. Any changes in our key assumptions could result in an impairment charge and such a change could have a material adverse affect on our financial position and results of operations.

        Investments in affiliates and other companies

        Investments in privately held companies, in which we hold 20% to 50% ownership of voting rights and can exercise significant influence over operating and financial policy of the affiliate, are presented using the equity method of accounting. In accordance with SFAS No. 142, goodwill related to investments in affiliates is no longer amortized. The goodwill is reviewed annually (or more frequently if circumstances indicate impairment has occurred) for impairment in accordance with Accounting Principles Board Opinion No. 18. "The Equity Method of Accounting for Investments in Common Stock," or "APB No. 18." Before the adoption of SFAS No. 142 on January 1, 2002, goodwill was amortized on a straight-line basis over 10 years, in accordance with APB Opinion No. 17, "Intangible Assets."

        Investments in privately held companies in which the we hold less than 20% and do not have the ability to exercise significant influence over their operating and financial policy, are presented at cost. We periodically review the carrying value, in accordance with APB No. 18. If this review indicates that the carrying value is not recoverable, the carrying value is reduced to its estimated fair value. As of December 31, 2003, no impairment losses have been identified. Any changes in our key assumptions concerning their carrying value could have a material adverse affect on our financial position and results of operations.

        Research and development costs

        Research and development costs, net of grants received, are charged to expenses as incurred. Statement of Financial Accounting Standard No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on our product development process, technological feasibility is established upon completion of a working model. Costs incurred by us between completion of the working model and the point at which the product is ready for general release should be capitalized. During 2003 such costs were immaterial.

        Capitalized software costs are amortized by the greater of: (i) ratio of current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software or (ii) the straight-line method over the remaining estimated useful life of the product (not greater than three years). We assess the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over our remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. Based on the most recent analyses, our management believes that no impairment of capitalized software development costs exists as at December 31, 2003. Under different assumptions with respect to the recoverability of this intangible asset, our determination may be different, which may negatively affect our financial position and results of operations.

        Concentrations of credit risk

        Financial instruments that potentially subject us and our subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term bank deposits, trade receivables and long-term trade receivables. Our cash and cash equivalents and short-term and long-term bank deposits are invested in major Israeli and U.S. banks. Such deposits in U.S. banks may be in excess of insured limits and are not insured in other jurisdictions. We believe that the financial institutions that hold our investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

        We perform ongoing credit evaluations of our customers and have not experienced any material losses in recent years. An allowance for a doubtful account is determined with respect to those amounts that we have determined to be doubtful of collection. Any changes in our assumptions relating to the collectability of our accounts receivable may affect our financial position and results of operations.

Recently Issued Accounting Standards

        In January 2003, the FASB issued FASB Interpretation No. 46, or FIN 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," which addresses consolidation by business enterprises of variable interest entities, or VIEs, either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) in which the equity investors lack an essential characteristic of a controlling financial interest. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46, or the Revised Interpretation, resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretation or the Revised Interpretation. However, the Revised Interpretation must be applied no later than our first quarter of fiscal 2004. VIEs created after January 1, 2004 must be accounted for under the Revised Interpretation. Special Purpose Entities, or SPEs, created prior to February 1, 2003 may be accounted for under the original or Revised Interpretation's provision no later than our fourth quarter of fiscal 2003. Non-SPEs created prior to February 1, 2003, should be accounted for under the Revised Interpretation's provisions no later than our first quarter of fiscal 2004.

        We have not entered into any material arrangements with VIEs created prior to or after January 31, 2003.

Operating Results

        The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

                                                                   Year Ended December 31,
                                                              -----------------------------------
                                                               2001           2002         2003
                                                               ----           ----         ----
      Revenues
      Product sales.......................................     73.1%         75.6%          75.2%
      Services............................................     26.9          24.4           24.8
      Total revenues......................................    100.0%        100.0%         100.0%
      Cost of revenues
      Product sales.......................................     17.8          16.9           16.5
      Services............................................      6.0           2.5            3.5
                                                             ------        ------         ------
      Total cost of revenues..............................     23.8          19.4           20.0
      Gross profit........................................     76.2          80.6           80.0
      Selling and marketing...............................     45.8          40.4           42.5
      Research and development............................     33.2          21.7           19.8
      General and administrative..........................     18.1          19.0           19.8
      Operating loss......................................    (20.9)         (0.5)          (2.1)
      Financial income, net...............................      1.3           1.4            1.3
      Other income (expenses).............................     (6.1)         (1.5)           0.1
                                                             ------        ------         ------
      Loss before taxes...................................    (25.7)         (0.6)          (0.7)
      Taxes on income.....................................      0.2           0.5            2.1
                                                             ------        ------         ------
      Net loss before equity in earnings of affiliate.....    (25.9)         (1.1)          (2.8)
      Equity in earnings of affiliate.....................      2.1           2.4            3.7
                                                             ------        ------         ------
      Net income (loss)...................................    (23.8)%         1.3%           0.9%
                                                             ======        ======         ======

Years Ended December 31, 2003 and 2002

        Revenues. Revenues consist primarily of products sales and revenues from services, including service center income, custom made projects, maintenance and support. Revenues decreased 5.8% to $9.23 million in 2003 from $9.8 million in 2002 as a result of the continued global decline in the demand for telecommunication products, such as PBX systems, which effected our revenue stream. In 2003, the revenues from our wholly owned U.S. subsidiary, MTS IntegraTRAK, declined 23% from 2002 and accounted for 53.0% of our total revenues. In 2004, we took measures to reverse the sales decline in the United States, but no assurance can be given that we will be successful in our efforts.

        Cost of Revenues. Cost of revenues consists primarily of (i) production costs (including hardware, media, packaging, freight and documentation); (ii) certain royalties and licenses payable to third parties (including the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel, or OCS) and (iii) warranty and support costs for up to one year for end-users. Cost of revenues decreased 2.6% to $1.85 million in 2003 from $1.9 million in 2002, principally as a result of the overall decrease in revenues.

        Gross margin. Gross profit as a percentage of revenues was 80% in 2003 compared to 80.6% in 2002. We expect that our gross margin will fluctuate on a quarterly basis due to the changing nature of our sales and the timing of product introductions.

        Selling and Marketing, Net. Selling and marketing expenses consist primarily of costs relating to promotion, advertising, trade shows and exhibitions, sales compensation, presales support, and travel expenses. Selling and marketing expenses were $3.92 million in 2003, a decrease of 1% from $3.95 million in 2002. In 2003, we succeeded in increasing our sales to existing OEM customers, which increased by 45% to $2.3 million compared to $1.59 million in 2002. During 2004, we began to increase our selling efforts, particularly in the U.S. and Europe, and we expect to increase our selling and marketing investment during the year.

        Research and Development, Net. Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities, outsourcing subcontractor development and other related costs. Net research and development costs decreased 14% to $1.83 million in 2003 from $2.13 million in 2002. The total research and development expenses decreased due to the downsizing process that we continued to implement until the end of the third quarter of 2003. Beginning in the fourth quarter of 2003, we began to increase our research and development expenses. We did not receive any royalty-bearing grants from the OCS in 2002 or 2003 and we do not expect to receive any grants during 2004. We did not capitalize any software development costs in either year.

        General and Administrative. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, professional fees and office maintenance and administrative costs. General and administrative expenses decreased 1.6% to $1.83 million in 2003 from $1.86 million in 2002 as we attempted to contain such expenses in light of our decreased sales.

        Financial Income, Net. Financial income consists primarily of interest income on bank deposits and foreign currency translation adjustments. As a result of interest income earned on the remaining proceeds from our initial public offering, the sale of our wholly owned subsidiary, STS Software Systems Ltd., to NICE Systems Ltd. and the sale of our office condominium space on Fifth Avenue in New York, we recorded financial income of $124,000 in 2003 as compared to financial income of $134,000 in 2002. During the last three years our interest income was negatively affected by the prevailing low interest rates in both the United States and in Israel.

        Other Income. During 2003 we recorded income of $6,000 from the exercise of marketable securities compared to a loss of $140,000 in 2002. During 2002 the loss was the result of the decline in the value of our marketable securities whose value had decreased as a result of the global recession.

        Taxes on Income. In 2003 our taxes on income were $198,000 as compared to $52,000 in 2002. Most of the taxes in 2003 were the result of our realization of the deferred tax assets according to our conservative accounting policy. During 2003 we realized a tax benefit of $80,000 from a tax return received from the Spanish tax authorities.

        Equity Interest in Results of Affiliates. We recognize income and loss from the operations of our 50%-owned affiliate, Jusan S.A. In 2003 and in 2002, we recognized income of $345,000 and $236,000, respectively.

Years Ended December 31, 2002 and 2001

        Revenues. Revenues decreased 8.4% to $9.8 million in 2002 from $10.7 million in 2001 as a result of the depressed global economic environment and the decline in worldwide sales of telecommunication products. In 2002, revenues from software products increased while revenues from products with hardware components decreased. In 2002, our wholly owned U.S. subsidiary, MTS IntegraTRAK, accounted for 66.0% of our total revenues.

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

        Selling and Marketing, Net. Selling and marketing expenses decreased significantly by 19.4% to $3.95 million in 2002 from $4.9 million in 2001. Although we reduced our selling and marketing expenses in 2002 by participating in fewer trade shows and focusing on development of new channels and direct sales, we enhanced our marketing efforts, particularly in the United States, and were able to maintain our sales to existing OEM customers.

        Research and Development, Net. Net research and development costs decreased 40.2% to $2.13 million in 2002 from $3.56 million in 2001, as a result of a downsizing process that we implemented during 2002. We did not receive any royalty-bearing grants from the OCS in 2002 as compared to $990,000 received in 2001 and we do not expect to receive any grants during 2003. We did not capitalize any software development costs in either 2002 or 2001.

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

        Equity Interest in Results of Affiliate. In 2002 and in 2001, we recognized income of $236,000 and $221,000 respectively from the operations of our 50%-owned affiliate, Jusan S.A.

Quarterly Results of Operations

        The following tables set forth certain unaudited quarterly financial information for the two years ended December 31, 2003. The data has been prepared on a basis consistent with our audited consolidated financial statements included elsewhere in this annual report and include all necessary adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation. The operating results for any quarter are not necessarily indicative of results for any future periods.

                                                                Three months ended
                                    ----------------------------------------------------------------------------
                                                    2002                                  2003
                                    ------------------------------------- --------------------------------------
                                    Mar. 31,  Jun. 30,  Sept.30, Dec. 31, Mar. 31,  Jun. 30,  Sept. 30, Dec. 31,
                                    --------  --------  -------- -------- --------  --------  --------- --------

Revenues........................     $2,581   $2,494    $2,196   $2,516    $2,240   $2,193    $2,286    $2,511
                                     ------   ------    ------   ------    ------   ------    ------    ------
Cost of revenues................        569      407       475      445       540      411       457       441
                                     ------   ------    ------   ------    ------   ------    ------    ------
Gross profit....................      2,012    2,087     1,721    2,071     1,700    1,782     1,829     2,070
                                     ------   ------    ------   ------    ------   ------    ------    ------
Selling and marketing, net......      1,014    1,071       970      899       918    1,061       938       999
Research and development, net...        605      539       497      486       441      386       434       564
General and administrative......        460      473       459      466       483      422       462       463
Operating expenses..............      2,079    2,083     1,926    1,851     1,842    1,869     1,834     2,026
                                     ------   ------    ------   ------    ------   ------    ------    ------
Operating income (loss).........        (67)       4      (205)     220      (142)     (87)       (5)       44
Financial income (expense), net.          3      101        42      (12)       16       22       (11)       97
Other income (loss).............         17       (5)      (71)     (81)       --        6        --        --
                                     ------   ------    ------   ------    ------   ------    ------    ------
Income (loss) before taxes......        (47)     100      (234)     127      (126)     (59)      (16)      141
Taxes on income (tax benefit)...         --       65       (51)      38        --       (2)       98       102
                                     ------   ------    ------   ------    ------   ------    ------    ------
Net income (loss) before equity in
  earnings (loss) of affiliate..        (47)      35      (183)      89      (126)     (57)     (114)       39
Equity interest in results of
affiliate.......................         38       84        84       30       139       48       117        41
                                     ------   ------    ------   ------    ------   ------    ------    ------
Net income (loss)...............        $(9)    $119     $ (99)   $ 119      $ 13     $ (9)      $ 3       $80
                                     ======   ======    ======   ======    ======   ======    ======    ======

Revenues........................      100.0%   100.0%    100.0%   100.0%    100.0%   100.0%    100.0%    100.0%
Cost of revenues................       22.0     16.3      21.6     17.7      24.1     18.7      20.0      17.6
                                     ------   ------    ------   ------    ------   ------    ------    ------
Gross profit....................       78.0     83.7      78.4     82.3      75.9     81.3      80.0      82.4
                                     ------   ------    ------   ------    ------   ------    ------    ------
Selling and marketing, net......       39.3     42.9      44.2     35.7      41.0     48.4      41.0      39.8
Research and development,
   net .........................       23.4     21.6      22.6     19.3      19.7     17.6      19.0      22.5
General and administrative......       17.8     19.0      20.9     18.5      21.6     19.2      20.2      18.4
Operating expenses..............       80.5     83.5      87.7     73.5      82.3     85.2      80.2      80.7
                                     ------   ------    ------   ------    ------   ------    ------    ------
Operating income (loss).........       (2.5)     0.2      (9.3)     8.8      (6.4)    (3.9)     (0.2)      1.7
Financial income (expense), net.        0.1      4.1       1.9     (0.5)      0.7      1.0      (0.5)      3.9
Other income (loss).............        0.7     (0.2)     (3.2)    (3.2)     --        0.3      --        --
                                     ------   ------    ------   ------    ------   ------    ------    ------
Income (loss) before taxes......       (1.7)     4.1     (10.6)     5.1      (5.7)    (2.6)     (0.7)      5.6
Taxes on income (tax benefit)...         --     (2.6)      2.3     (1.5)      --      (0.1)      4.3       4.1
                                     ------   ------    ------   ------    ------   ------    ------    ------
Net income (loss) before equity in
  results of affiliate..........       (1.7)     1.5      (8.3)     3.6      (5.7)    (2.5)     (5.0)      1.5
Equity interest in results of
  affiliate.....................        1.5      3.4       3.8      1.2       6.2      2.2       5.1       1.6
                                     ------   ------    ------   ------    ------   ------    ------    ------
Net income (loss)...............       (0.2%)    4.9%     (4.5%)    4.8%      0.5%    (0.3)%     0.1%      3.1%
                                     ======   ======    ======   ======    ======   ======    ======    ======


Seasonality

        Our operating results are generally not characterized by a seasonal pattern except that our volume of sales in Europe are generally lower in the summer months.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

        The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, companies experience increases in the dollar cost of their operations in Israel. Unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our profitability, as we receive payments in dollars or dollar-linked NIS for most of our sales, while we incur a portion of our expenses in NIS.

        In addition, since part of our sales are quoted in NIS, and a portion of our expenses are incurred in NIS, our results may be adversely affected by a change in the rate of inflation in Israel if the amount of our revenues in NIS decreases and is less than the amount of our expenses in NIS (or if such decrease is offset on a lagging basis) or if such change in the rate of inflation is not offset, or is offset on a lagging basis, by a corresponding devaluation of the NIS against the dollar and other foreign currencies.

        The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

                                                             Israeli inflation
     Year ended      Israeli inflation    NIS devaluation      adjusted for
    December 31,           rate %             rate %           devaluation %
    ------------     ----------------- - ----------------   ------------------
        1999                1.3               (0.2)                1.5
        2000                0                 (2.7)                 --
        2001                1.4                9.3                (7.2)
        2002                6.5                7.3                (0.7)
        2003               (1.9)              (7.6)                6.2

        A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are linked to the dollar. This devaluation also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

        Because exchange rates between the NIS and the dollar fluctuate continuously, with a historically declining trend in the value of the NIS, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

Conditions in Israel

        Our principal executive offices and manufacturing and research and development facilities are located in the State of Israel. Accordingly, our operations in Israel are directly
affected by political, economic and military conditions in Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, and a significant downturn in the economic or financial condition of Israel.

Political Conditions

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel and with Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

        In addition, some of our executive officers and employees in Israel are obligated to perform up to 36 days, depending on rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

        To date, no executive officer or key employee has been recruited for military service for any significant time period. Any further deterioration of the hostilities between Israel and the Palestinian Authority into a full-scale conflict might require more significant military reserve service by some of our employees, which may have a material adverse effect on our business.

Economic Conditions

        Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. Due to the continuing budget deficit of the Israeli Government and the slow down of the Israeli economy in recent years, the Israeli Parliament approved, during 2003, several economic measures which entail, among other things, budget cuts in various sources of government spending, the increase of various tax liabilities and cuts in various social benefits. It is not known at this stage what impact the implementation of the approved economic plan will have on the Israeli economy.

        As a result of political instability, the increased level of hostilities with the Palestinian Authority and the world-wide economic crisis in the hi-tech and communication industries, the Israeli rate of economic growth deteriorated in 2001 and 2002, the NIS was devalued and the rate of inflation increased. The Israeli Government has proposed certain budgetary cuts and other changes, which were recently adopted by the Israeli Parliament. Although with the assistance of the U.S. Government economic stability was reached in 2003 and the rate of inflation was negative for the first since the establishment of the State, we cannot assure you that the Israeli Government will be successful in its attempts to stabilize the Israeli economy or to maintain Israel's current credit rating. Should Israel's credit rating decline, the ability of the Israeli Government to generate foreign financial and economic assistance may be adversely affected. Economic decline as well as price and exchange rate instability may have a material adverse effect on us.

Trade Relations

        Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export products covered by such programs either duty-free or at reduced tariffs.

        Israel and the European Union Community concluded a Free Trade Agreement in July 1975, which confers certain advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area. The Free Trade Area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as EFTA, established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes redefinement of rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including China, India, Russia, Turkey and other nations in Eastern Europe and Asia.

Effective Corporate Tax Rate

        Israeli companies are generally subject to tax at the rate of 36% of taxable income. However, certain of our manufacturing facilities have been granted "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, 1959, as amended, commonly referred to as the Investment Law, and, consequently, are eligible, subject to compliance with specified requirements, for tax benefits beginning when such facilities first generate taxable income. The tax benefits under the Investment Law are not available with respect to income derived from products manufactured outside of Israel. Subject to certain restrictions, we are entitled to a tax exemption in respect of income derived from our approved facilities for a period of two to four years, commencing in the first year in which such income is earned, and will be entitled to a reduced tax rate of 15% for an additional eight years if we qualify as a foreign investors' company. If we do not qualify as a foreign investors' company, we will instead be entitled to a reduced rate of 25% for an additional five, rather than eight, years.

        Our effective tax rates in Israel were 25% during the years 2001, 2002 and 2003. Our effective corporate tax rate may substantially exceed the Israeli tax rate.

        Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties. Under Israeli tax law, the results of our foreign consolidated subsidiaries, which have generally been unprofitable, cannot be consolidated for tax purposes with the results of operations of the parent company, which historically have been profitable.

B.   LIQUIDITY AND CAPITAL RESOURCES

        On December 31, 2003, we had $8.7 million in cash and cash equivalents, $1.6 million in marketable securities and working capital of $9.4 million as compared to $9.1 million in cash and cash equivalents, $1.2 million in marketable securities and $9.2 million in working capital on December 31, 2002. The increase in working capital in 2003 is mainly due to an increase in both accounts receivables and other accounts receivable and prepaid expenses. During 2003 we continued our stock buy back program, purchasing 130,510 ordinary shares through December 31, 2003 at a cost of $147,000, an average of $1.13 per share. During 2003 we retired 384,610 ordinary shares, which we purchased pursuant to our stock buy-back program. Depending upon market conditions, we may decide to continue this program during 2004. We may use the repurchased shares for issuance upon exercise of employee stock options or other corporate purposes.

        One of the principal factors affecting our working capital is the payment cycle on our sales. Payment for goods shipped is generally received from 60 to 70 days after shipment. Any material change in the aging of our accounts receivable could have an adverse effect on our working capital.

        The decrease in inventory for the year ended December 31, 2003 was primarily due to our efforts to reduce inventories in light of the difficult economic conditions prevailing worldwide. Our net accounts receivable at year-end 2003 were $1.39 million compared to $1.26 million as of December 31, 2002. The change is attributed to outstanding accounts receivable belong to recent projects that were performed at the end of 2003. The allowance for doubtful accounts was $356,000 and $350,000 as of December 31, 2002 and 2003, respectively.

        Our operations provided $163,000 for the year ended December 31, 2003, compared to $489,000 for the year ended December 31, 2002. The decrease in cash provided from operations was primarily due the reduced equity in the earnings of our affiliates and an increase in trade payables, accounts receivable and prepaid expenses.

        As of December 31, 2003, our principal commitments consisted of obligations outstanding under operating leases. We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with the level of our operations. We anticipate that our cash on hand and cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for at least 12 to 18 months. Thereafter, if we do not generate sufficient cash from operations, we may be required to obtain additional financing. There can be no assurance that such financing will be available in the future, or, if available, will be on terms satisfactory to us.

C.   RESEARCH AND DEVELOPMENT

        Our product development plans are market-driven and address the major, fast-moving trends that are influencing the telecommunications industry. We intend to expand upon our existing family of telemanagement solutions by adding new features and functions to address evolving market needs. We work closely with our customers and prospective customers to determine their requirements and design enhancements and new releases to meet their needs. Research and development activities take place in our facilities in Israel. We are ISO 9001:1994 certified and we are currently in the process of upgrading the quality system according to ISO 9001:2000.

        We are evaluating approaches to solutions which will permit an information technology manager to effectively measure the quality of the services received from their service providers and to ensure that the users within the organization received such services according to their needs and the overall policy and priorities of the organization.

        On December 31, 2003, we employed 23 persons in research and development. As part of our product development team, we employ technical writers who prepare user documentation for our products.

        We have committed substantial financial resources to research and development for our telemanagement business. We enjoyed the aid of the Israeli Ministry of Industry and Trade's Office of the Chief Scientist for selected research and development projects. During 2001, 2002 and 2003, our research and development expenditures were $4.6 million, $2.1 million and $1.8 million, respectively, for which the Office of the Chief Scientist reimbursed us approximately $0.99 million in 2001. We did not receive any grants in 2002 or 2003.

        Under research and development agreements with the Office of the Chief Scientist, we are required to pay royalties on the revenues derived from products incorporating know-how developed with grants received from the Office of the Chief Scientist (including ancillary services in connection therewith), up to a dollar-linked amount equal to 100% to 150% of such grants and bearing LIBOR interest. Commencing in June 1997, we have paid the Office of the Chief Scientist royalties on all call accounting product sales at the applicable rates at the time of payment. Under these agreements and existing laws and regulations, we are required to pay royalties at a rate of 3%-5% of our software sales. See Item 10E. "Additional Information - Taxation - Grants under the Law for the Encouragement of Industrial Research and Development, 1984."

        We have expensed royalties relating to the repayment of such grants in the amounts of $176,000, $132,000 and $146,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

        As of December 31, 2003, we had a contingent obligation to pay royalties in the amount of approximately $7.52 million. The $3.45 million of grants received after January 1999 are subject to interest at a rate equal to the 12 month LIBOR rate. We do not expect to receive additional grants from the Government of Israel during 2004.

D.   TREND INFORMATION

        As a result of a less predictable business environment and the decline in worldwide sales of PBX systems, we are unable to provide any guidance as to current sales and profitability trends. We expect that our results will continue to be impacted by a shift to a new line of products and increased marketing and research and development expenditures.

E.   OFF-BALANCE SHEET ARRANGEMENTS

        We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table summarizes our minimum contractual obligations and commercial commitments, including obligations of discontinued operations, as of December 31, 2003 and the effect we expect them to have on our liquidity and cash flow in future periods.

       Contractual Obligations                             Payments due by Period
-------------------------------------     ---------------------------------------------------------
                                                      less than                           more than
                                           Total       1 year     1-3 Years   3-5 Years   5 years
                                           --------   ---------   ---------   ---------   ---------
Long-term debt obligations.......           --           --          --          --          --
Capital (finance) lease obligations         --           --          --          --          --
Operating lease obligations......          $540,000    $276,000    $264,000      --          --
Purchase obligations.............           --           --          --          --          --
Other long-term liabilities reflected
    on our balance sheet under U.S.
    GAAP ........................           --           --          --          --          --

Total............................          $540,000    $276,000    $264,000      --          --
                                            =======     =======     =======      ==          ==


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
        ------------------------------------------

A.   DIRECTORS AND SENIOR MANAGEMENT

        Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

   Name                      Age           Position with the Company
   ----                      ---   ---------------------------------
   Chaim Mer...............   56   Chairman of the Board
   Eytan Bar...............   38   President and Chief Executive Officer
   Yossi Brikman...........   46   Corporate Chief Operating Officer and Chief
                                   Financial Officer-Israel
   Richard Bruyere.........   40   Chief Operating Officer-MTS IntegraTRAK Inc.
   Alon Aginsky............   41   Director
   Isaac Ben-Bassat........   50   Director

   Name                      Age           Position with the Company
   ----                      ---   ---------------------------------
   Dr. Yehoshua Gleitman...   54   Director
   Steven J. Glusband......   57   Director
   Yaacov Goldman..........   49   Director
   Prof. Nava Pliskin......   56   Director


        Messrs. Mer, Aginsky, Ben-Bassat, Glusband and Goldman will serve as directors until our 2004 Annual General Meeting of Shareholders. Dr. Gleitman and Prof. Pliskin serve as outside directors pursuant to the provisions of the Israeli Companies Law for a three-year term from the date of their appointment until our 2004 annual general meeting of shareholders. At that time, they may be re-elected for only one additional three-year term.

        Chaim Mer has served as Chairman of our Board of Directors and a director since our inception in December 1995. Mr. Mer has been the President, Chief Executive Officer and Chairman of the Board of C. Mer Industries Ltd. since 1988. Mr. Mer holds a B.Sc. degree in Computer Sciences and Mathematics from the Technion Israel Institute for Technology.

        Eytan Bar has served as our President and Chief Executive Officer since December 2003. Prior to joining us, and between 2001 and 2003, Mr. Bar served as General Manager of the CEM product division of NICE Systems Ltd. From 2000 through 2001 Mr. Bar served as a Vice President of Professional Services at NICE Systems Inc. From 1993 through 1999, Mr. Bar served as a General Manager of STS Software Systems Ltd., a company that developed a unique VoIP technology for recording solutions.

        Yossi Brikman has been our Vice President and Chief Financial Officer since January 1998. Since March 2000, Mr. Brikman has also served as our Secretary. He was appointed as General Manager of our operations in Israel in August 2000. Before joining us, he served as co-founder and co-manager of STS Software Systems Ltd. from its inception in 1988 until January 1998. Mr. Brikman holds a B.Sc. degree from Fairleigh Dickenson University and an M.B.A. degree from Haifa University.

        Richard Bruyere has been the Chief Operating Officer of our subsidiary, MTS IntegraTRAK Inc., since January 2002. After having served as Director of Telecommunications for Memorial Hospital from 1987 to 1995, Mr. Bruyere joined IntegraTRAK Inc. in January 1995. In October 1998, he was elected Vice President of Operations of IntegraTRAK Inc. Mr. Bruyere joined MTS as part of our acquisition of IntegraTRAK Inc. in April 2000.

        Alon Aginsky has been a director since June 1996. Since July 2000 Mr. Aginsky has served as President and Chief Executive Officer of cVidya Inc., which is engaged in the development of a service assurance platform for next generation broadband service providers. Mr. Aginsky served as our Vice President Marketing and Sales from October 1996 until April 1999, when he was appointed Manager of C. Mer Industries Ltd. He served as President of MTS Inc., our U.S. based marketing subsidiary from 1990 until September 1996. Mr. Aginsky holds a B.A. degree in Business Administration from the New York Technology Institute.

        Isaac Ben-Bassat has been a director since our inception in December 1995. He has been Executive Vice President and a director of C. Mer Industries Ltd. since 1988.

Mr. Ben-Bassat holds a B.Sc. degree in Civil Engineering from the Technion Israel Institute for Technology.

        Dr. Yehoshua Gleitman has served as an outside director since July 2001. Since March 2000, Dr. Gleitman has been Chief Executive Officer of SFKT, a company whose activities include: venture capital management, finance and investments in high-tech and telecommunications. Mr. Gleitman was Chief Executive Officer of Ampal-American Israel Corporation, or Ampal, from May 1997 and Managing Director of Ampal's Israeli wholly owned subsidiaries and head of Ampal's Israeli operations from April 1, 1997 until his resignation in July 1999. From August 1996 until February 1997, he was Director General of the Israeli Ministry of Industry and Trade and was Chief Scientist at the Ministry of Industry and Trade from January 1993 through February 1997. From 1991 through 1992, he was the general manager of AIMS Ltd., and between 1990-1991, was an advisor in charge of marketing and business for Ashtrom Ltd. Dr. Gleitman holds a Ph.D. and an M.Sc. in Physical Chemistry and a B.Sc. from the Hebrew University of Jerusalem.

        Steven J. Glusband has served as a director since August 1, 1996. Mr. Glusband has been a partner with Carter Ledyard & Milburn LLP, our U.S. counsel, since March 1987. Mr. Glusband holds a B.B.A. degree from the City College of the City University of New York, a J.D. degree from Fordham University School of Law and an L.L.M. degree from the New York University School of Law.

        Yaacov Goldman was elected as a director by our Board of Directors in May 2004 and will be a nominee for election at our 2004 Annual General Meeting of Shareholders. Mr. Goldman provides consulting services to companies in strategic-financial areas, through his wholly owned company, Maanit-Goldman Management & Investments (2002) Ltd. Mr. Goldman serves as a director of Bank Leumi Le-Israel Ltd. and Elron Electronic Industries Ltd. From March 2002 until October 2002, he served as consultant for Poalim Capital Markets and Investments Ltd. From September 2000 until November 2001, he served as Managing Director of Argoquest Holdings, LLC, a U.S. based investment company focused on early stage high-tech companies. From November 1981 until August 2000, he was associated with Kessleman & Kessleman, the Israeli member firm of PricewaterhouseCoopers, and was a Partner and Senior Partner at such firm from January 1991 through August 2000. Mr. Goldman is a Certified Public Accountant (Israel) since 1981 and holds a B.A. degree in Economics and Accounting from Tel Aviv University.

        Prof. Nava Pliskin has served as an outside director since July 2001. Prof. Pliskin has been a Full Professor since 2002 in the areas of Information Systems (IS) and Information Technology (IT) at the Department of Industrial Engineering and Management of Ben-Gurion University in Israel. She has been a faculty member at Ben-Gurion University since 1985, receiving tenure in 1992. Prof. Pliskin was a Thomas Henry Carroll Ford Foundation Visiting Associate Professor at the Harvard Business School in 1996-1997. Prof. Pliskin holds Ph.D. and S.M. degrees in Engineering and Applied Physics from Harvard University and a B.Sc. in Mathematics and Statistics from Tel Aviv University.

B.   COMPENSATION

        The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2003.

                                          Salaries, fees,        Pension,
                                          commissions and     retirement and
                                              bonuses        similar benefits
                                          ----------------   ----------------
 All directors and executive officers
 as a group, consisting of twelve (12)
 persons                                      $625,694           $179,327

        All our executive officers work full time for us, except for Mr. Mer, who is employed on a part-time basis. We provide automobiles to our executive officers at our expense. During the year ended December 31, 2003, we paid each of our independent directors an annual fee of approximately $8,400 and a per meeting attendance fee of $300.

        As of December 31, 2003, our directors and executive officers as a group, consisting of 12 persons, held options to purchase an aggregate 262,990 ordinary shares.

C.   BOARD PRACTICES

        Our Articles of Association provide for a Board of Directors consisting of up to 10 members or such other number as may be determined from time to time at a general meeting of shareholders. Our Board of Directors is currently composed of seven directors. All directors (except the outside directors) hold office until the next annual general meeting of shareholders and until their successors have been elected.

Election of Directors

        Pursuant to our articles of association, all of our directors are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office. All of our current directors (except our outside directors) were elected by our shareholders at our annual general meeting of shareholders of July 2003.

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

     o    control; and

     o    service as an officer holder.

        No person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time an outside director is to be appointed, all current members of the board of directors are of the same gender, then the outside director must be of the other gender.

        Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting and voting on the matter. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

        Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

        In addition, the Nasdaq Stock Market requires us to have at least two independent directors on our Board of Directors and to establish an audit committee. Under Nasdaq rules promulgated pursuant to the Sarbanes-Oxley Act of 2002, we will be required in the future to have three independent directors on our audit committee. Dr. Yehoshua Gleitman and Prof. Nava Pliskin qualify both as independent directors under the Nasdaq Stock Market requirements and as outside directors under the Israeli Companies Law requirements. Messrs. Alon Aginsky and Yaacov Goldman qualify as independent directors under the Nasdaq Stock Market requirements.

Approval of Related Party Transactions Under Israeli Law

        The Israeli Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder. Each person listed as a director or executive officer in the table under Item 6A. "Directors, Senior Management and Employees -- Directors and Senior Management" is an office holder. Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our board of directors, and the compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

        The Israeli Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company's profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company's articles of association, as not being adverse to the company's interest. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself (with further shareholder approval required in the case of extraordinary transactions). An office holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless the majority of the members of the board or the audit committee have a personal interest, as the case may be.

        The Israeli Companies Law also provides that some transactions between a public company and a controlling shareholder, or transactions in which a controlling shareholder of the company has a personal interest but which are between a public company and another entity, require the approval of the board of directors and of the shareholders. Moreover, an extraordinary transaction with a controlling shareholder or the terms of compensation of a controlling shareholder must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for an extraordinary transaction must include at least one-third of the shareholders who have no personal interest in the transaction and are present at the meeting. The transaction can be approved by shareholders without this one-third approval, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

        However, under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law and amended in January 2002, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval.

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

        The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is a 50% shareholder of the company. Regulations under the Companies Law provide that the Companies Law's tender offer rules do not apply to a company whose shares are publicly traded outside of Israel, if pursuant to the applicable foreign securities laws and stock exchange rules there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

Exculpation, Indemnification and Insurance of Directors and Officers

        The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may, if permitted by its articles of association, exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. Our Articles of Association permit us to exempt an officer for his liability, in whole or in part, for damage caused due to the breach of the duty of care, subject to the provisions of the Israeli Companies Law.

        Our Articles of Association provide that, subject to the provisions of the Israeli Companies Law, we may enter into an insurance contract for the liability of an officer with respect to an act performed by him in his capacity as an officer, for:

     o    a breach of his duty of care to us or to another person;

     o breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

     o    a financial liability imposed upon him in favor of another person.

        In addition, our Articles of Association provide that we may, with respect to an act performed by an officer in such capacity, (i) undertake in advance to indemnify an officer, provided that the undertaking shall be restricted to types of events that the board of directors shall deem to have been foreseeable at the time the undertaking to indemnify is made, and to a sum which shall not exceed an amount in NIS equal to $3 million; and (ii) indemnify an officer retroactively; against:

     o a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitration award approved by a court; and

     o reasonable litigation expenses, including attorneys' fees, expended by such office holder or charged to him by a court, in a proceeding we instituted against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted or in which he was convicted of an offense that does not require proof of criminal intent.

        These provisions are specifically limited in their scope by the Israeli Companies Law, which provides that a company may not indemnify an office holder, nor exculpate an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability, incurred as a result of certain improper actions.

        Pursuant to the Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, our office holders must be approved by our audit committee and our board of directors and, if such office holder is a director, also by our shareholders.

        Our audit committee, board of directors and shareholders resolved to indemnify our office holders, pursuant to a standard indemnification agreement that provides for indemnification of an office holder in an amount up to $3 million. We currently maintain a directors' and officers' liability insurance policy with a per claim and aggregate coverage limit of $2.5 million including legal costs incurred in Israel. We intend to increase our coverage to $5 million, subject to shareholder ratification at our Annual General Meeting that is scheduled to take place in July 2004.

Directors' Service Contracts

        We do not have any service contracts with our directors. Our directors are not entitled to any benefits upon termination of their service as our directors.

Audit Committee

        Our audit committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our board of directors.

        Our audit committee consists of four board members who satisfy the respective "independence" requirements of the Securities and Exchange Commission, Nasdaq and Israeli Law for audit committee members. Our audit committee is currently composed of Dr. Yehoshua Gleitman, Prof. Nava Pliskin and Messrs. Alon Aginsky and Yaacov Goldman. Our Board of Directors has determined that Mr. Goldman qualifies as a financial expert. The audit committee meets at least once each quarter.

        The responsibilities of the audit committee also include approving related-party transactions as required by law. Under Israeli law an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

Internal Audit

        The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Israeli Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice. Mr. Shaul Sofer serves as our internal auditor.

D.   EMPLOYEES

        On December 31, 2003, we and our consolidated subsidiaries employed 86 persons, of which 23 persons were employed in research and development, 31 in training and technical support, 15 in marketing and sales and 17 in operations and administration. As of December 31, 2003, 40 of our employees were located in Israel, 31 of our employees were located in the United States, 8 of our employees were located in Hong Kong, 2 of our employees were located in Holland and 5 of our employees were located in Brazil.

        On December 31, 2002, we and our consolidated subsidiaries employed 90 persons, of which 27 persons were employed in research and development, 31 in training and technical support, 15 in marketing and sales and 17 in operations and administration.

        On December 31, 2001, we and our consolidated subsidiaries employed 106 persons, of which 33 persons were employed in research and development, 37 in training and technical support, 20 in marketing and sales and 16 in operations and administration.

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

        Cost of living adjustments of employees' wages are determined on a nationwide basis and are legally binding. Under the current inflation rates, these adjustments compensate employees for approximately 40% of the change in the cost of living, with certain lag factors in implementation. Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is similar to the United States Social Security Administration. In 2003, payments to the National Insurance Institute amounted to approximately 14.5% of wages, of which approximately two-thirds was contributed by employees with the balance contributed by the employer.

        Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. We satisfy approximately 8.3% of this obligation by contributing funds to a fund known as "Managers' Insurance." This fund provides a combination of savings plans, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and a severance payment, if legally entitled, upon termination of employment. The remaining part of this obligation is presented in our balance sheet as "provision of severance pay."

E.   SHARE OWNERSHIP

        The following table sets forth certain information as of June 1, 2004 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers.

                                            Number of       Percentage of
                                         Ordinary Shares     Outstanding
                                          Beneficially        Ordinary
Name                                        Owned(1)          Shares(2)
----                                    ----------------    -------------
Chaim Mer...........................    2,099,778 (3)(4)       44.3%
Eytan Bar ..........................       31,250                *
Yossi Brikman.......................      150,000 (5)           3.2
Richard Bruyere.....................       20,000 (5)            *
Alon Aginsky........................        --    (5)            --
Isaac Ben-Bassat....................      689,214 (6)           14.8
Dr. Yehoshua Gleitman...............        --                   --
Steven J. Glusband..................        5,722 (5)(7)         *
Yaacov Goldman......................        --                   --
Prof. Nava Pliskin..................        --                   --
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

(2) The percentages shown are based on 4,641,804 ordinary shares (excluding 7,000 shares held in treasury) issued and outstanding as of June 1, 2004.

(3) Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the holders of 244,821 ordinary shares, and are the beneficial owners of 1,744,453 ordinary shares through their controlling interest in Mer Ofekim Ltd., 11,539 ordinary shares through their controlling interest in Mer Services Ltd., 95 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd. and 46 ordinary shares through their controlling interest in C. Mer Industries Ltd.

(4)     Includes 98,824 ordinary shares issuable upon exercise of stock options.

(5)     Subject to currently exercisable stock options.

(6) Includes 630,045 ordinary shares held by Ron Dan Investments Ltd., a corporation controlled by Mr. Ben-Bassat.

(7) Includes 4,722 ordinary shares subject to currently exercisable stock options.

Stock Option Plans

1996 Stock Option Plan

        Under our 1996 Stock Option Plan, as amended, or the 1996 Plan, options to purchase up to 400,000 ordinary shares may be granted to our employees, management, officers and directors or those of our subsidiaries. Any options which are canceled or forfeited within the option period will become available for future grants. The 1996 Plan will terminate in 2006, unless earlier terminated by the Board of Directors.

        The 1996 Plan is administered by the Board of Directors or an Option Committee which may be appointed by the Board of Directors, which has the authority, subject to applicable law, to determine the persons to whom options will be granted, the number of ordinary shares to be covered by each option the time or times at which options will be granted or exercised, and the terms and conditions of the options. The exercise price of options granted under the 1996 Plan may not be less than 100% of the fair market value of our ordinary shares on the date of the grant of incentive stock options and 75% in the case of options not designated as incentive stock options. Fair market value is the mean between the highest and lowest quoted selling prices on the date of grant of our shares traded on Nasdaq or a stock exchange on which such shares are principally traded. According to the 1996 Plan, we may provide loans to employees to assist them in purchasing the shares upon exercise of an option on terms and conditions approved by the Board of Directors and subject to applicable law. Such loans have never been granted.

        Options granted under the 1996 Plan will generally be exercisable under such circumstances as the Board or Option Committee determines. Such options will not be transferable by an optionee other than by will or by laws of descent and distribution, and during an option holder's lifetime will be exercisable only by such option holder or by his or her legal representative. Options granted under the 1996 Plan will terminate at such time and under such circumstances as the Board or Option Committee determines.

        During 2003, options to purchase 35,000 ordinary shares were granted under our 1996 Plan, with an average exercise price of $2.94 and no options were exercised into ordinary shares. At December 31, 2003, options to purchase 103,350 ordinary shares were outstanding under the 1996 Plan, exercisable at an average exercise price of $2.85 per share.

Section 102 Stock Option Plan

        In 1996 we adopted a Section 102 Stock Option Plan, as amended, or the 1996 102 Plan, providing for the grant of options to our Israeli employees, management, officers and directors or those of our subsidiaries. The 1996 102 Plan was adopted pursuant to Section 102 of the Israeli Income Tax Ordinance [New Version] - 1961, or Section 102, and provided recipients with tax advantages under the Israeli Income Tax Ordinance. As of January 1, 2003,
Section 102 was amended, pursuant to which certain new tax advantages are afforded with respect to option grants to employees and directors. In order to enable employees and directors to benefit from such tax advantages with respect to future grants of options and issuance of shares upon exercise thereof, such grants have to be performed under a share option plan that is adjusted to the amended Section 102, and therefore we adopted our 2003 Israeli Share Option Plan. We do not intend to grant any more options under the 1996 102 Plan and the ordinary shares that remained available for grant under the 1996 102 Plan were rolled-over into our new 2003 Israeli Share Option Plan for issuance thereunder.

        Options granted under our 1996 102 Plan are exercisable under such circumstances as the Board of Directors or Option Committee determined. According to the 1996 102 Plan, we may provide loans to employees to assist them in purchasing the shares upon exercise of an option on terms and conditions approved by the Board of Directors and subject to applicable law. Such loans have never been granted. Options granted under the this plan are not transferable by an optionee other than by will or by laws of descent and distribution, and during an option holder's lifetime will be exercisable only by such option holder or by his or her legal representative.

        During 2003, options to purchase 67,000 ordinary shares were granted under the 1996 102 Plan at an exercise price below the fair market value of the stock on the date of grant and options to purchase 133,333 ordinary shares were exercised into ordinary shares. At December 31, 2003, options to purchase 362,791 ordinary shares were outstanding, exercisable at an average exercise price of $2.85 per share.

2003 Israeli Share Option Plan

        Under our 2003 Israeli Share Option Plan, or the 2003 Plan, options to purchase up to 893,915 ordinary shares may be granted to directors, employees, consultants, advisors, service providers, controlling shareholders and other persons not employed by us or by our affiliates. Any options which are canceled or forfeited within the option period will become available for future grants. The 2003 Plan will terminate in 2013, unless earlier terminated by the Board of Directors.

        Options to Israeli employees, directors and officers, other than controlling shareholders (as such term is defined in the Israeli Income Tax Ordinance), under the 2003 Plan may only be granted under Section 102. Under amended Section 102, options granted pursuant to Section 102 may be designated as "Approved 102 Options" or "Unapproved 102 Options." An Approved 102 Option may either be classified as a capital gains option or an ordinary income option. We elected to initially grant our options pursuant to Section 102 as capitals gain options. Such election is effective as of the first date of grant of such capital gains options under the 2003 Plan and shall remain in effect at least until the lapse of one year following the end of the tax year during which we first granted capital gains options. All Approved 102 Options (or the ordinary shares issued upon exercise thereof) must be held in trust by a trustee for the requisite holding period under Section 102 in order to benefit from the certain tax advantages. We may also grant Unapproved 102 Options, which do not have any tax benefit and are not held by a trustee. Options granted under Section 102 are taxed on the date of sale of the exercised ordinary shares and/or the date of the release of the options or such exercised ordinary shares from the trust.

        The 2003 Plan is administered by the Board of Directors or a committee of the Board of Directors, if appointed, which has the authority, subject to applicable law, to determine, the persons to whom options will be granted, the terms and conditions of the respective options, including the time and the extent to which the options may be exercised, may designate the type of options, make an election as to the type of Approved 102 Option. However, such committee, if appointed, is not entitled to grant options. The exercise price of options granted under the 2003 Plan will be based on the fair market value of our ordinary shares and are determined by the Board of Directors or the committee at the time of the grant.

        Options granted under the 2003 Plan are not assignable or transferable by an optionee, other than by will or by laws of descent and distribution, and during the lifetime of an optionee may be exercised only by the optionee or by the optionee's legal representative. Such options may be exercised as long as the optionee is employed by, or providing services to us or any of our affiliates, to the extent the options have vested.

        During 2003, options to purchase an aggregate of 332,500 ordinary shares were granted under the 2003 Plan at an average exercise price of $2.11 per share, including 250,000 options having exercise prices below the fair market value of our ordinary shares on the date of grant. No options were exercised into ordinary shares in 2003. At December 31, 2003, there were 332,500 options outstanding under the 2003 Plan having an exercise price of $2.11 per share.

Warrants

        On February 7, 2001, we issued five-year warrants to purchase 25,000 of our ordinary shares to Investec Bank (Mauritius) Ltd. in connection with certain financial services performed on our behalf. The warrants had an exercise price of $4.95 per ordinary share until February 2004, and from thereafter until February 2006, the exercise price is $5.625 per ordinary share.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
        -------------------------------------------------

A.   MAJOR SHAREHOLDERS

        The following table sets forth certain information as of June 1, 2004 regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

                                          Number of          Percentage of
                                       Ordinary Shares        Outstanding
Name                                Beneficially Owned(1)  Ordinary Shares(2)
----                                ---------------------  ------------------

Chaim Mer and Dora Mer............      2,099,778 (3)(4)              44.3%
Isaac Ben-Bassat..................        689,214                     14.8%
                                                                      ----
Total.............................       2,788,992                    59.1%
                                         =========                    ====
-----------

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

(2) The percentages shown are based on 4,641,803 ordinary shares (excluding 384,610 shares held in treasury) issued and outstanding as of June 1, 2004.

(3) Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the holders of 234,821 ordinary shares, and are the beneficial owners of 1,744,453 ordinary shares through their controlling interest in Mer Ofekim Ltd., 11,539 ordinary shares through their controlling interest in Mer Services Ltd., 95 ordinary shares through their controlling interest in Mer & Co.
        (1982) Ltd. and 46 ordinary shares through their controlling interest in
        C. Mer Industries Ltd.

(4)     Includes 98,824 ordinary shares issuable upon exercise of stock options.

        As of June 1, 2004 there were 26 holders of record of our ordinary shares, of which 8 record holders holding approximately 32% of our ordinary shares had registered addresses in the United States. We believe that there were over 52 beneficial holders of our ordinary shares on June 1, 2004.

B.   RELATED PARTY TRANSACTIONS

        Ms. Dora Mer, the wife of Chaim Mer, provides legal services to us and receives a monthly retainer of $5,000. The conditions of retaining the services of Ms. Mer were approved by the Board of Directors and by the Audit Committee.

        Our subsidiaries, MTS Asia Ltd. and MTS IntegraTRAK, entered into an agreement with C. Mer Industries Ltd., or C. Mer, pursuant to which they distribute and support certain of C. Mer's products and provide certain services on behalf of C. Mer. Generally, C. Mer compensates MTS Asia Ltd. for these activities at cost plus 10% and compensates MTS IntegraTRAK at cost plus 5%. C. Mer is a publicly traded company controlled by Mr. Chaim Mer, and Mr. Mer has been its President, Chief Executive Officer and Chairman of its Board of Directors since 1988.

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

Export Sales

        See Note 17(b) of our Consolidated Financial Statements.

Legal Proceedings

        In March 2004, our U.S.-based subsidiary was named as a defendant in a complaint filed in the United States District Court for the Northern District of Georgia, Atlanta Division, captioned Telemate.net Software, Inc. v. James A. Myers, Total Wire Software Company, Inc. and MTS Integratrak, Inc., Civ. No. 1:04-CV 0570. The plaintiff alleges among other things federal copyright infringement, federal unfair competition, common law unfair competition and misappropriation of trade secrets in connection with our license of software from James A. Myers. In a related action in the State Court of Fulton County, State of Georgia, captioned James A. Myers v. Telemate.net Software, Inc. v. MTS Integratrak, Inc. and Total Wire Software Company, Inc., Case No. OIVS021284-Y, Telemate filed a third-party complaint against MTS Integratrak based on the same license, claiming misappropriation of trade secrets. The plaintiff is seeking an injunction against our future sales of the product, damages, an accounting of any sales of such product, and attorneys' fees. We have moved to dismiss the federal complaint and have not responded to the state complaint as yet, but believe that we have good and valid defenses that we will assert.

Tax assessment

        In April 2000, the tax authorities in Israel issued to us a demand for a tax payment in the amount of approximately NIS 6,000,000 (approximately $1,350,000) for the period of 1997 to 1999.

        We have appealed to the Israeli district court in respect of the abovementioned tax demand. Based on the opinion of our tax counsel, we believe that certain defenses can be raised against the demand of the tax authorities. We believe that the outcome of this matter will not have a material adverse effect on our financial position or results of operations. We made a provision for such assessment based on the current evidence and the opinion of our tax consultants, which we believe is adequate.

Dividend Distribution Policy

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

        According to the Israeli Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years. In the event cash dividends are declared, such dividends will be paid in NIS.

B.   SIGNIFICANT CHANGES

ITEM 9. THE OFFER AND LISTING

A.      OFFER AND LISTING DETAILS

Annual Stock Information

        The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the Nasdaq SmallCap Market.

          Year                      High        Low
          ----                      ----        ---
          2003...................   $3. 56     $0. 87
          2002...................    1. 65      0. 75
          2001...................    4. 63      0. 90
          2000...................   17. 75      2. 50
          1999...................    7. 13      1. 25

Quarterly Stock Information

        The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the Nasdaq SmallCap Market.

                               High        Low
                               ----        ---
2002
----
First Quarter...........     $1. 65     $0. 98
Second Quarter..........      1. 05      0. 91
Third Quarter...........      1. 00      0. 80
Fourth Quarter..........      1. 23      0. 75

2003
----
First Quarter...........     $1. 05     $0. 87
Second Quarter..........      1. 90      0. 97
Third Quarter...........      2. 65      1. 65
Fourth Quarter..........      3. 56      2. 01

Monthly Stock Information

        The following table sets forth, for each of the most recent six months, the range of high ask and low bid prices of our ordinary shares on the Nasdaq SmallCap Market.

Month                        High        Low
-----                        ----        ---
December 2003............   $3. 56      $2. 82
January 2004.............    4. 00       3. 20
February 2004............    3. 90       3. 15
March 2004...............    3. 90       3. 18
April 2004...............    3. 62       3. 29
May 2004.................    3. 45       3. 00

B.   PLAN OF DISTRIBUTION

        Not applicable.

C.   MARKETS

        Our ordinary shares were listed on the Nasdaq National Market in connection with our initial public offering on May 21, 1997. On December 23, 1998, the listing of our ordinary shares was transferred to the Nasdaq SmallCap Market (symbol: MTSL).

D.   SELLING SHAREHOLDERS

        Not applicable.

E.   DILUTION

        Not applicable.

F.   EXPENSE OF THE ISSUE

        Not applicable.

ITEM 10. ADDITIONAL INFORMATION
         ----------------------

A.   SHARE CAPITAL

        Not applicable.

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

Purposes and Objects of the Company

        We are a public company registered under the Israel Companies Law, 1999-5759, or the Israeli Companies Law, as MER Telemanagement Solutions Ltd., registration number 520042904. Our objects and purposes, as provided by our Articles of Association, are to carry on any lawful activity.

        On February 1, 2000, the Israeli Companies Law came into effect and superseded most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983, except for certain provisions which relate to bankruptcy, dissolution and liquidation of companies. Under the Israeli Companies Law, various provisions, some of which are detailed below, overrule the current provisions of our Articles of Association.

The Powers of the Directors

        Under the provisions of the Israeli Companies Law and our Articles of Association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. See Item 6C. "Directors, Senior Management and Employees - Board Practices - Approval of Related Party Transactions
Under Israeli Law."

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

        The rights attached to the ordinary shares are as follows:

        Dividend rights. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law. Our Articles of Association provide that the declaration of a dividend requires approval by an ordinary resolution of the shareholders, which may decrease but not increase the amount proposed by the board of directors. See Item 8A. "Financial Information - Consolidated and Other Financial Information - Dividend Distribution." If after one year a dividend has been declared and it is still unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed. We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

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

        An ordinary resolution, such as a resolution for the declaration of dividends, requires approval by the holders of a majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting thereon. Under our Articles of Association, a special resolution, such as amending our memorandum of association or articles of association, approving any change in capitalization, winding-up, authorization of a class of shares with special rights, or other changes as specified in our Articles of Association, requires approval of a special majority, representing the holders of no less than 65% of the voting rights represented at the meeting in person, by proxy or by written ballot, and voting thereon.

        Pursuant to our articles of association, our directors are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. See Item 6C. "Directors, Senior Management and Employees - Board Practices - Election of Directors."

        Rights to share in our company's profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution. See this Item 10B. "Additional Information - Memorandum and Articles of Association - Rights Attached to Shares - Dividend Rights."

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

        Liability to capital calls by our company. Under our memorandum of association and the Israeli Companies Law, the liability of our shareholders is limited to the par value of the shares held by them.

        Limitations on any existing or prospective major shareholder. See Item 6C. "Directors and Senior Management -Board Practices - Approval of Related Party Transactions Under Israeli Law."

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

Annual and Extraordinary Meetings

        The Board of Directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. Notice of at least twenty-one days prior to the date of the meeting is required. An extraordinary meeting may be convened by the board of directors, as it decides or upon a demand of any two directors or 25% of the directors, whichever is less, or of one or more shareholders holding in the aggregate at least 5% of our issued capital. An extraordinary meeting must be held not more than thirty-five days from the publication date of the announcement of the meeting. See Item 10B. "Additional Information -- Memorandum and Articles of Association -- Rights Attached to Shares--Voting Rights."

Limitations on the Rights to Own Securities in Our Company

        Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries, which are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

        The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the board of directors of both companies is subject to such boards' confirmations that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. Under the Israeli Companies Law, our Articles of Association are deemed to include a requirement that such merger be approved by an extraordinary resolution of the shareholders, as explained above. The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated thereunder. See also Item 6C. "Directors, Senior Management and Employees - Board Practices - Approval of Related Party Transactions Under Israeli Law."

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

        A company owning an approved enterprise may elect to forego entitlement to the grants otherwise available under the Investment Law and in lieu thereof participate in an alternative track of benefits. Under the alternative track of benefits, a company's undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic and social economical location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder, if any, of the otherwise applicable benefits period.

        A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors' company. A foreign investors' company is a company more than 25% of whose share capital and combined share and loan capital is owned by non-Israeli residents. A company, which qualifies as a foreign investors' company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period. The company tax rate applicable to income from the approved enterprise earned in the benefit period (distributed or not) is as follows:

                                                            The company
            For a company with foreign investment of        tax rate is
            ----------------------------------------        -----------
            Less than 49%                                       25%
            49% or more but less than 74%...                    20%
            74% or more but less than 90%...                    15%
            90% or more.....................                    10%

        In addition, the dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises income (15%), if the dividend, deriving from the approved enterprises, is distributed during the tax benefit period or within 12 years thereafter, yet, no time limit is applicable to dividends from a foreign investment company. The company must withhold this tax at source, regardless of whether the dividend is converted into foreign currency.

        Subject to applicable provisions concerning income under the alternative track , all dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted average of the various applicable tax rates. We currently intend to reinvest any income derived from our approved enterprise programs and not to distribute such income as a dividend.

        The Investment Center bases its decision as to whether or not to approve an application on the criteria set forth in the Investment Law and regulations, the prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant. Accordingly, we cannot assure you that any of our applications, if made, will be approved in the future.

        C. Mer Industries Ltd. was granted approved enterprise status with respect to five investment projects and chose the alternative track with respect to each of these projects. Subsequent to our incorporation, C. Mer Industries Ltd. transferred four continuing approved programs to us were also granted approval. A fifth and sixth program were also granted approval. See Item 5A. Operating and Financial Review and Prospects - Operating Results - Effective Corporate Tax Rate."

        The benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of the Israeli consumer price index linkage adjustment and interest. In our opinion, we have been in full compliance with the conditions of the above programs through December 31, 2003.

Grants  under  the  Law  for  the  Encouragement  of  Industrial   Research  and
Development, 1984

        Under the Law for the Encouragement of Industrial Research and Development, 1984, or the Research Law, research and development programs which meet specified criteria and are approved by a research committee of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade are eligible for grants of up to 50% of certain of the project's expenditure, as determined by the research committee, in exchange for the payment of royalties from revenues derived from products (and ancillary services) incorporating technology developed within the framework of the approved research and development program. Regulations promulgated under the Research Law generally provide for the payment of royalties to the Office of the Chief Scientist of 3%-5% of such revenues, until 100% to 150% of the U.S. dollar-linked grant is repaid. Effective for grants received from the Office of the Chief Scientist under programs approved after January 1, 1999, the outstanding balance of such grants will be subject to interest equal to the 12 month LIBOR rate applicable to U.S. dollar deposits that is published on the first business day of each calendar year. Following the full repayment of the grant, there is no further liability for repayment.

        The terms of the Israeli Government participation generally requires that the manufacture of products developed with such grants be performed in Israel. However, under regulations promulgated under the Research Law, upon the approval of the Chief Scientist, some of the manufacturing volume may be performed outside Israel, provided that the grant recipient pays royalties at an increased rate and the aggregate repayment amount is increased, depending on the portion of the total manufacturing volume that is performed outside Israel (120% of the grant if the manufacturing volume performed outside of Israel is less than 50%; 150% of the grant if the manufacturing volume performed outside of Israel is between 50% and 90%, and 300% of the grant if the manufacturing volume performed outside of Israel is more than 90%). As of April 1, 2003, the Research Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that the same is essential for the execution of the program. This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a research and development program and the amount and other terms of benefits to be granted. In such cases, the increased royalty and repayment amount will be required.

        The technology developed pursuant to the Chief Scientist grants may not be transferred to third parties in Israel without the prior approval of the research committee. Approval of the transfer of technology may be granted in specific circumstances, only if the recipient agrees to abide by the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of technology and the obligation to pay royalties in an amount that may be increased. We cannot assure you that such consent, if requested, will be granted. The Research Law provides that the technology developed under an approved research and development program may not be transferred to any third parties outside Israel. No approval is required for the export of any products developed under the funded plan.

        The funds generally available for grants from the Office of the Chief Scientist were reduced in 1998, and the Israeli authorities have indicated in the past that the government may further reduce or abolish grants from the Office of the Chief Scientist in the future. We did not receive any grants from the Office of the Chief Scientist during 2003, and we do not expect to receive any grants during 2004. In the event that development of a specific product in which the Chief Scientist participates is successful, we will become obligated to repay the grants received relating to the specific product through royalty payments at the rate of 3% to 5%, based on our sales revenues, up to an amount equal to 100% to 150% of the grant received, linked to the exchange rate of the U.S. dollar. As of December 31, 2003, we had a contingent obligation to pay royalties in the amount of approximately $7,520,000. The outstanding balance of grants received after January 1999 is subject to interest equal to the 12-month LIBOR rate.

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

     o right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies.

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

     o Capital gains on specific marketable securities are exempt from tax for individuals until December 31, 2002 and from January 1, 2003, individuals are subject to a 15% tax rate on the real capital gains, companies are subject to a 36% tax rate on the real capital gains and dealers in securities are subject to the regular tax rules applicable to business income in Israel.

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

        Under current law, sales of our ordinary shares until December 31, 2002, are exempt from Israeli capital gains for individuals so long as they are quoted on Nasdaq or listed on a stock exchange in another country and we qualify as an Industrial Company. We cannot assure you that we qualify or will maintain such qualification or our status as an Industrial Company. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income. From January 1, 2003, individuals are subject to a 15% tax rate on the real capital gain.

        Pursuant to the Convention Between the government of the United States of America and the government of Israel with respect to Taxes on Income, as amended (the "Treaty"), the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the Treaty and who is entitled to claim the benefits afforded to such person by the Treaty generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to particular conditions. A sale, exchange or disposition of ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of our voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The Treaty does not relate to U.S. state or local taxes.

Taxation of Non-Resident Holders of Shares

        Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax at the rate of 25% (12.5% for dividends not generated by an approved enterprise if the non-resident is a U.S. corporation that holds 10% of our voting power, and 15% for dividends generated by an approved enterprise) is withheld at source, unless a different rate is provided by a treaty between Israel and the shareholder's country of residence. Under the Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident will be 25%. However, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%.

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

Recent Tax Reform Legislation

        On July 24, 2002, Amendment 132 to the Israeli Tax Ordinance was approved by the Israeli parliament and came into effect on January 1, 2003. The principal objectives of the amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employees' income.

        The material consequences of the amendment applicable to our company include, among other things, imposing a tax upon all income of Israeli residents, individuals and corporations, regardless of the territorial source of the income and certain modifications in the qualified taxation tracks of employee stock options.

United States Federal Income Tax Consequences

        The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

     o    broker-dealers,

     o    financial institutions,

     o    certain insurance companies,

     o    investors liable for alternative minimum tax,

     o    tax-exempt organizations,

     o    regulated investment companies,

     o non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

     o persons who acquired their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services,

     o persons who hold the ordinary shares through partnerships or other pass-through entities,

     o investors that own, or have owned, actually or constructively own 10% or more of our voting shares, and

     o investors holding ordinary shares as part of a straddle or appreciated financial position or a hedging or conversion transaction.

        This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

   You are urged to consult your tax advisors regarding the foreign and United States federal, state and local tax considerations of an investment in ordinary shares.

   For purposes of this summary, a U.S. Holder is any beneficial owner of ordinary shares that is:

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

Disposition of Ordinary Shares

        If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized, as discussed below, on the sale or other disposition and the adjusted tax basis in ordinary shares. Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses, will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

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

        An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service, or the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

New Tax Law Applicable to Dividends and Long-Term Capital Gain

        Under recently enacted amendments to the Code, dividends received by individual U.S. Holders from certain foreign corporations, and long-term capital gain realized by individual U.S. Holders, generally are subject to a reduced maximum tax rate of 15 percent through December 31, 2008. Dividends received with respect to ordinary shares should qualify for the 15 percent rate. The rate reduction does not apply to dividends received from "foreign investment companies," "foreign personal holding company" or "passive foreign investment companies" (see below), or in respect of certain short-term or hedged positions in the common stock or in certain other situations. The legislation contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the rate reduction. U.S. Holders should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

Passive Foreign Investment Companies

        For U.S. federal income tax purposes, we will be considered a passive foreign investment company, or PFIC, for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

        As a result of our substantial cash position and the declining value of our stock, there is a substantial risk that we will be classified as a PFIC under the asset test described in the preceding paragraph. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, this determination can not be made with certainty until the end of each calendar year. Based on studies preformed by an independent consultant, we believe that we were not a PFIC in 2001, 2002 or 2003.

        If we are treated as a PFIC for any taxable year, then, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund," or a QEF election, or to "mark-to-market" your ordinary shares, as described below, dividends would not qualify for the reduced maximum tax rate, discussed above, and

     o you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

     o the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

     o the amount allocated to the current taxable year and any taxable year before we became a PFIC, would be taxable as ordinary income in the current year, and

     o you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

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

        As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the "short-swing" profit recovery provisions contained in
Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we distribute annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public accounting firm, and we file reports with the Securities and Exchange Commission on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

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

        The documents concerning our company, which, referred to in this annual report, may also be inspected at our offices located at 22 Zarhin Street, Ra'anana 43662, Israel.

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

Interest Rate Risk

        Our exposure to market risk for changes in interest rates relates primarily to our short term deposits. Our short term deposits are held in dollars and bear annual interest of 1.0% to 1.5%, which is based upon the London Inter Bank Offered Rate (LIBOR). We place our short term deposits with major financial center U.S. banks. For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our short term deposits. The potential loss to us over one year that would result from a hypothetical change of 10% in the LIBOR rate would be approximately $20,000.

Foreign Currency Exchange Risk

        We have operations in several countries in connection with the sale of our products. A substantial portion of our sales and expenditures are denominated in dollars. We have mitigated, and expect to continue to mitigate, a portion of our foreign currency exposure through salaries, marketing and support operations in which all costs are local currency based. As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the Euro). A hypothetical 10% movement in foreign currency rates (primarily the Euro) against the dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in expected 2004 sales of $500,000. In 2003 we entered into a commitment to purchase dollars and sell euros having a value of euro 700,000, of which euro 300,000 was purchased in January 2001.

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

ITEM 15. CONTROLS AND PROCEDURES
         -----------------------

        During 2003, we carried out an evaluation, under the supervision and with the participation of our senior management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13(a)-14 of the Securities Exchange Act of 1934. Based upon that evaluation, our management, including our chief executive officer and chief financial officer, concluded that our company's disclosure controls and procedures are effective in timely alerting them to material information relating to us required to be included in the our periodic SEC filings.

        There have been no significant changes in our internal controls or other factors which could significantly affect internal controls subsequent to the date of the evaluation.

        It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

ITEM 16. [RESERVED]
          --------

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
          --------------------------------

        Our board of directors has determined that Mr. Yaacov Goldman meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

ITEM 16B. CODE OF ETHICS
          --------------

        We have adopted a code of ethics that applies to our chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. Our code of ethics has been filed as an exhibit to this annual report. Written copies are available upon request. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES
          --------------------------------------

Fees Paid to Independent Public Accountants

        The following table sets forth, for each of the years indicated, the fees paid to our independent public accountants and the percentage of each of the fees out of the total amount paid to the accountants.

                                                 Year Ended December 31,
                                     ------------------------------------------------------
                                              2002                         2003
                                     -------------------------    -------------------------
          Services Rendered             Fees       Percentages      Fees        Percentages
       ---------------------         --------      -----------    -------       -----------
       Audit (1)............          $53,269          51.0%      $45,500          61.0%
       Audit-related (2)....            2,047           2.0%          484           1.0%
       Tax (3)..............           48,485          47.0%       28,700          38.0%
       Other (4)............               --             --           --             --
       Total ...............         $103,801         100.0%      $74,684         100.0%

--------------
(1) Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2) Audit-related fees relate to attestation services that are required by statute or regulation.

(3) Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.

(4) Other fees relate to products and services provided by the independent accountant, other than the services reported under the categories above.


Pre-Approval Policies and Procedures

        Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee's approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the public accountants all the services provided by our independent accountants in 2003 were approved in advance by our Audit committees.

ITEM 16D. EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE
           ---------------------------------------------------------------------

        Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS
           ---------------------------------------------------------------------

Issuer Purchase of Equity Securities

        The following table sets forth, for each of the months indicated, the total number of shares purchased by us or on our behalf or any affiliated purchaser, the average price paid per share, the number of shares purchased as part of a publicly announced repurchase plan or program, the maximum number of shares or approximate dollar value that may yet be purchase under the plans or programs.

                                                                                Maximum Number
                                                             Total Number of    (or Approximate
                                                            Shares Purchased   Dollar Value) of
                                                               as Part of       Shares that May
                                                                Publicly       Yet Be Purchased
                       Total Number of     Average Price     Announced Plans    Under the Plans
   Period in 2003     Shares Purchased    Paid per Share       or Programs        or Programs
   --------------     ----------------    --------------       -----------        -----------
January..........               4,450             $0.963            265,550             34,450
February.........               7,360              $0.99            272,910             27,090
March............               2,900             $1.035            275,810             24,190
April............             108,800            $1.0489            384,610            215,390
May..............                 ---                ---            384,610            215,390
June.............                 ---                ---            384,610            215,390
July.............                 ---                ---            384,610            215,390
August...........               2,000             $2.095            386,610            213,390
September........               1,100              $2.06            387,710            212,290
October..........                 ---                ---            387,710            212,290
November.........                 ---                ---            387,710            212,290
December.........               3,900             $3.077            391,610            208,390

1. Under our stock repurchase program, which was publicly announced in December 2000, our officers were authorized to repurchase up to 300,000 of our ordinary shares. In May 2003 our board of directors increased the number of shares to be repurchased under our stock repurchase program to 600,000 ordinary shares. Through June 1, 2004 we have repurchased 391,610 ordinary shares, at a total cost of $477,000.

                                    PART III


ITEM 17. FINANCIAL STATEMENTS
         --------------------

        We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS
         --------------------

Consolidated Financial Statements.

Index to Consolidated Financial Statements. ................................F-1

        Report of Independent Auditors .....................................F-2

        Consolidated Balance Sheets.........................................F-3

        Consolidated Statements of Operations...............................F-5

        Statements of Changes in Shareholders' Equity.......................F-6

        Consolidated Statements of Cash Flows...............................F-7

        Notes to Consolidated Financial Statements..........................F-9

        Appendix to Consolidated Financial Statements.......................F-37

ITEM 19. EXHIBITS
         --------

        Index to Exhibits

        Exhibit   Description
        -------   -----------

          *3.1    Memorandum of Association of the Registrant

          *3.2    Articles of Association of the Registrant

          *4.1    Specimen of Ordinary Share Certificate

          8.1     List of Subsidiaries of the Registrant

        *10.1     1996 Employee Stock Option Plan

        *10.2     Section 102 Stock Option Plan

         10.3     2003 Israeli Share Option Plan

       **10.4     Form of Consultant's Warrant

         14.1     Code of Ethics

         23.1 Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global

         31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

         31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

         32.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

         32.2     Certification of Chief Financial Officer pursuant to 18 U.S.C.
                  Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

         -----------------

        * Filed as an exhibit to our registration statement on Form F-1, registration number 333-05814, filed with the Securities and Exchange Commission, and incorporated herein by reference.

        ** Filed as exhibit 10.5 to our Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference.

             MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2003


                            U.S. DOLLARS IN THOUSANDS




                                      INDEX


                                                                      Page
                                                                   ------------

Report of Independent Auditors                                         F-2

Consolidated Balance Sheets                                         F-3 - F-4

Consolidated Statements of Operations                                  F-5

Statements of Changes in Shareholders' Equity                          F-6

Consolidated Statements of Cash Flows                               F-7 - F-8

Notes to Consolidated Financial Statements                         F-9 - F-36

Appendix to Consolidated Financial Statements                          F-37



                               - - - - - - - - - -

ERNST & YOUNG

                      o Kost  Forer  Gabbay  &  Kasierer
                        3 Aminadav St.                   o Phone: 972-3-6232525
                        Tel-Aviv 67067, Israel             Fax:   972-3-5622555






                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                        MER TELEMANAGEMENT SOLUTIONS LTD.




     We have audited the accompanying consolidated balance sheets of MER Telemanagement Solutions Ltd. ("the Company") and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.


     As discussed in Note 10a to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 in 2002.



                                              /s/ Kost Forer Gabbay and Kasierer
 Tel-Aviv, Israel                               KOST FORER GABBAY & KASIERER
 February 2, 2004                             A Member of Ernst & Young Global

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                       December 31,
                                                                   ---------------------
                                                                      2002       2003
                                                                   ----------  ---------
   ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                          $ 9,062   $ 8,684
  Marketable securities (Note 3)                                       1,153     1,644
  Trade receivables (net of allowance for doubtful accounts of
   $ 356 and $ 350 as of December 31, 2002 and 2003, respectively)     1,259     1,391
  Other accounts receivable and prepaid expenses (Note 4)                511       566
  Inventories (Note 5)                                                   240       193
                                                                     -------   -------

Total current assets                                                  12,225    12,478
-----                                                                -------   -------

LONG-TERM INVESTMENTS:
  Investments in an affiliate (Note 6)                                 1,335     1,859
  Long-term loans, net of current maturities (Note 7)                     86        95
  Severance pay fund                                                     545       564
  Other investments (Note 8)                                             368       368
                                                                     -------   -------
Total long-term investments                                            2,334     2,886
----                                                                 -------   -------

PROPERTY AND EQUIPMENT, NET (Note 9)                                     602       482
                                                                     -------   -------
OTHER ASSETS:
  Goodwill (Note 10a)                                                  2,025     2,025
  Other intangible assets, net (Note 10b)                                360       206
  Deferred income taxes (Note 14)                                        161       105
                                                                     -------   -------
Total other assets                                                     2,546     2,336
-----                                                                -------   -------
Total assets                                                         $17,707   $18,182
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

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

                                                                        December 31,
                                                                   ---------------------
                                                                      2002       2003
                                                                   ----------  ---------
   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current maturities of long-term loans (Note 12)                   $       8    $      8
  Trade payables                                                          350         393
  Accrued expenses and other liabilities (Note 11)                      1,439       1,421
  Deferred revenues                                                     1,184       1,219
                                                                    ---------    --------

Total current liabilities                                               2,981       3,041
-----                                                               ---------    --------

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities (Note 12)                        8           -
Accrued severance pay                                                     705         677
                                                                    ---------    --------

Total long-term liabilities                                               713         677
-----                                                               ---------    --------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 13)

SHAREHOLDERS' EQUITY (Note 16):
  Share capital -
   Ordinary shares of NIS 0.01 par value - Authorized: 12,000,000 shares as of December 31, 2002 and 2003; Issued: 4,882,748 and 4,631,471 shares as of December 31, 2002 and 2003,
     respectively; Outstanding: 4,621,648 and 4,624,471 shares as
     of December 31, 2002 and 2003, respectively                           15          14
  Additional paid-in capital                                           12,846      12,603
  Treasury  shares (261,100 and 7,000  shares as of December 31,
     2002 and 2003, respectively)                                        (330)        (20)
  Accumulated other comprehensive income (loss)                          (211)         87
  Retained earnings                                                     1,693       1,780
                                                                    ---------    --------

Total shareholders' equity                                             14,013      14,464
-----                                                               ---------    --------

Total liabilities and shareholders' equity                          $  17,707    $ 18,182
----                                                                =========    ========


The accompanying notes are an integral part of the consolidated financial statements.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

                                                                 Year ended December 31,
                                                       --------------------------------------------
                                                            2001            2002            2003
                                                       -------------   ------------    ------------
Revenues (Note 17):
  Products sales                                        $     7,843    $     7,397    $     6,944
  Services                                                    2,882          2,390          2,286
                                                        -----------    -----------    -----------
Total revenues                                               10,725          9,787          9,230
                                                        -----------    -----------    -----------
Cost of revenues:
  Products sales                                              1,909          1,655          1,523
  Services                                                      643            241            326
                                                        -----------    -----------    -----------
Total cost of revenues                                        2,552          1,896          1,849
                                                        -----------    -----------    -----------

Gross profit                                                  8,173          7,891          7,381
                                                        -----------    -----------    -----------
Operating expenses:
  Research and development, net (Note17c)                     3,562          2,127          1,825
  Selling and marketing                                       4,911          3,954          3,916
  General and administrative                                  1,943          1,858          1,830
                                                        -----------    -----------    -----------
Total operating expenses                                     10,416          7,939          7,571
                                                        -----------    -----------    -----------
Operating loss                                               (2,243)           (48)          (190)
Financial income, net (Note 17d)                                138            134            124
Other income (expenses), net (Note 17e)                        (654)          (140)             6
                                                        -----------    -----------    -----------
Loss before taxes on income                                  (2,759)           (54)           (60)
Taxes on income (Note 14)                                        16             52            198
                                                        -----------    -----------    -----------
                                                             (2,775)          (106)          (258)
Equity in earnings of affiliate                                 221            236            345
                                                        -----------    -----------    -----------
Net income (loss)                                       $    (2,554)   $       130    $        87
                                                        ===========    ===========    ===========
Net earnings (loss) per share:
Basic net earnings (loss) per ordinary share            $     (0.53)   $      0.03    $      0.02
                                                        ===========    ===========    ===========
Diluted net earnings (loss) per ordinary share          $     (0.53)   $      0.03    $      0.02
                                                        ===========    ===========    ===========

  Weighted  average number of ordinary shares used in
     computing basic net earning (loss) per share         4,826,126      4,709,796      4,617,099
                                                        ===========    ===========    ===========

  Weighted  average number of ordinary shares used in
     computing diluted net earning (loss) per share       4,826,126      4,709,796      4,628,249
                                                        ===========    ===========    ===========

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


                                                                                Accumulated
                                                                                  other                    Total
                                                       Additional             comprehensive             comprehensive       Total
                                               Share    paid-in    Treasury      Income      Retained      income      shareholders'
                                              capital   capital     shares       (loss)      earnings      (loss)         equity
                                              -------  ----------  --------   -------------  --------   -------------  -------------
Balance as of January 1, 2001                 $   15   $ 12,836    $   (40)   $    (431)     $ 4,117                    $  16,497
  Exercise of options                          *)  -         10          -            -            -                           10
  Purchases of treasury shares                     -          -       (118)           -            -                         (118)
  Other comprehensive income (loss):
   Unrealized  gains on  available  for sale
     marketable securities                         -          -          -           72            -    $      72              72
   Foreign currency translation adjustments        -          -          -          (51)           -          (51)            (51)
                                                                                                        -------------
  Total other comprehensive income                                                                             21
  Net loss                                         -          -          -            -       (2,554)      (2,554)         (2,554)
                                              ------   --------   ---------- --------------  -------    -------------   ------------
                                                                                                        $  (2,533)
  Total comprehensive loss                                                                              =============

Balance as of December 31, 2001                   15     12,846       (158)        (410)       1,563                       13,856
  Purchase of treasury shares                      -          -       (172)           -            -                         (172)
  Other comprehensive income:
   Unrealized  losses on available  for sale
     marketable securities                         -          -          -           (3)           -    $      (3)             (3)
   Foreign currency translation adjustments        -          -          -          202            -          202             202
                                                                                                        -------------
  Total other comprehensive income                                                                            199
  Net income                                       -          -          -            -          130          130             130
                                              ------   --------   ---------- --------------  -------    -------------   ------------
                                                                                                        $     329
  Total comprehensive income                                                                            =============

Balance as of December 31, 2002                   15     12,846       (330)        (211)       1,693                       14,013
  Exercise of options                          *)  -          -          -            -            -                         *) -
  Employee stock based compensation                -        213          -            -            -                          213
  Retirement of treasury shares                   (1)      (456)       457            -            -                            -
  Purchase of treasury shares                      -          -       (147)           -            -                         (147)
  Other comprehensive income:
   Unrealized  gains on  available  for sale
     marketable securities, net                    -          -          -          109            -    $     109             109
   Foreign currency translation adjustments        -          -          -          196            -          196             196
   Loss from cash flows hedges transaction         -          -          -           (7)           -           (7)             (7)
                                                                                                       -------------
  Total other comprehensive income                                                                            298
  Net income                                       -          -          -            -           87           87              87
                                              ------   --------   ---------- --------------  -------    -------------   ------------
                                                                                                        $     385
  Total comprehensive income                                                                            =============

Balance as of December 31, 2003               $   14   $ 12,603    $   (20)   $      87      $ 1,780                    $  14,464
                                              ======   ========   ==========  =============  =======                    ============
Accumulated  unrealized  gains  from
  available-for-sale
  marketable securities                                                               3
Accumulated foreign currency translation
  adjustments                                                                        91
Accumulated losses from cash flow hedges                                             (7)
                                                                              -------------
                                                                              $      87
                                                                              =============

*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                           Year ended December 31,
                                                        -----------------------------
                                                          2001       2002       2003
                                                        -------    -------    -------
Cash flows from operating activities:
-------------------------------------
Net income (loss)                                       $(2,554)   $   130    $  87
Adjustments required to reconcile net income (loss)
  to net cash provided by (used in) operating
  activities:
  Loss (gain) on sale of available-for-sale and
   trading marketable securities, net                       279        140       (6)
  Loss on sale of property and equipment                     51          6       39
  Loss from impairment of investment in warrants            375          -        -
  Equity in earnings of affiliates                         (221)      (236)    (345)
  Proceeds from trading securities, net                       -         81        -
  Depreciation and amortization                           1,110        501      401
  Deferred income taxes, net                                (20)        29       23
  Employee stock-based compensation                           -          -      213
  Accrued severance pay, net                                 57         (2)     (47)
  Decrease (increase) in trade receivables                  269        (87)    (132)
  Decrease (increase) in other accounts receivable
   and prepaid expenses                                     673        215      (89)
  Decrease in inventories                                   220         82       47
  Increase (decrease) in trade payables                    (169)      (149)      43
  Decrease in accrued expenses and other liabilities       (623)      (419)     (99)
  Increase (decrease) in deferred revenues                 (173)       187       35
  Others                                                      -         11       (7)
                                                        -------    -------    -----
Net cash provided by (used in) operating activities        (726)       489      163
                                                        -------    -------    -----

Cash flows from investing activities:
-------------------------------------
Changes in related parties account, net                      50        108        -
Proceeds from sale of property and equipment                 45         26        5
Purchase of property and equipment                         (226)      (166)    (171)
Investment in short-term bank deposit                    (7,528)         -        -
Proceeds from realization of short-term bank deposits     7,448      1,942        -
Investment in  available for sale marketable
  securities                                               (401)    (1,512)    (969)
Investment in held-to-maturity marketable securities          -       (476)       -
Proceeds from sale of  available-for-sale  marketable
  securities                                              1,631      2,508      318
Proceeds from redemption of held-to-maturity
  marketable securities                                       -        201      275
Dividend from an affiliate                                   56        190      100
Others                                                        -        (12)      16
                                                        -------    -------    -----
Net cash provided by (used in) investing activities       1,075      2,809     (426)
                                                        -------    -------    -----

The accompanying notes are an integral part of the consolidated financial statements.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                            Year ended December 31,
                                                            -----------------------
                                                          2001       2002       2003
                                                          ----       ----       ----
Cash flows from financing activities:
-------------------------------------
Changes in related parties, net                           -            4         51
Repayment of long-term loans                              (91)       (55)        (8)
Proceeds from exercise of options and warrants, net        10        -         *) -
Purchase of treasury shares                              (118)      (172)      (147)
                                                      -------    -------    -------
Net cash used in financing activities                    (199)      (223)      (104)
                                                      -------    -------    -------
Effect of exchange rate changes on cash and cash
  equivalents                                             -          -          (11)
                                                      -------    -------    -------
Increase (decrease) in cash and cash equivalents          150      3,075       (378)
Cash and cash  equivalents  at the  beginning
  of the year                                           5,837      5,987      9,062
                                                      -------    -------    -------
Cash and cash equivalents at the end of the year      $ 5,987    $ 9,062    $ 8,684
                                                      =======    =======    =======
Supplemental disclosure of cash flows activities:
-------------------------------------------------
  Cash paid during the year for:
  Interest                                            $    45    $    10    $     1
                                                      =======    =======    =======
  Income taxes                                        $     8    $    58    $    49
                                                      =======    =======    =======





*) Represents an amount lower than $ 1.





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


NOTE 1:- GENERAL

          MER Telemanagement Solutions Ltd. ("MTS") was incorporated on December 27, 1995. MTS and its subsidiaries ("the Company") designs, develops, markets and supports a comprehensive line of telecommunication management solutions that enable business organizations and other enterprises to improve the efficiency and performance of all IP operations, and reduce associated costs. The Company's products include call accounting and management products, fault management systems and web based management solutions for converged voice, voice over Internet Protocol or IP data and video. As for MTS's subsidiaries, see Note 18.

          These products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, and to detect and prevent abuse and misuse of telephone networks including fault telecommunication usage.

          The Company markets its products worldwide through distributors, business telephone switching systems manufacturers and vendors and its direct sales force. Several international PBX manufacturers market the Company's products as part of their PBX selling efforts or on an Original Equipment Manufacturer ("OEM") basis. The Company is highly dependent upon the active marketing and distribution of its OEM's. In 2001, 2002 and 2003, two major customers generated 40%, 42% and 47% of the Company's revenues, respectively (see Note 17a).

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

          MTS's shares are listed for trade on the Nasdaq SmallCap Market.


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

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          b.   Financial statements in U.S. dollars:

               The majority of the Company's sales is made outside Israel in U.S. dollars ("dollars"). In addition, a substantial portion of MTS and certain portion of its subsidiaries costs is incurred in dollars. Since the Company's management believes that the dollar is the primary currency of the economic environment in which MTS and certain of its subsidiaries operate, the dollar is their functional and reporting currency.

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

               The subsidiairies and affiliate whose functional currency has been determined to be other than U.S. dollars, assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

          c.   Principles of consolidation:

               The consolidated financial statements include the accounts of MTS and its subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

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

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

               At December 31, 2003, all marketable securities covered by SFAS No. 115 were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders' equity, net of taxes. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated Statement of Operations.

            f. Inventories:

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

          g.   Investments in affiliate and other companies:

               Investment in privately held company in which the Company holds 20% to 50% ownership of voting rights and can exercise significant influence over operating and financial policy of the affiliate is presented using the equity method of accounting. Profits on intercompany sales, not realized outside the Company, were eliminated. The excess of the purchase price over the fair value of net tangible assets acquired has been attributed to goodwill. In accordance with Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") goodwill related to investments in affiliates is no longer amortized. The goodwill is reviewed for impairment in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" ("APB No. 18"). Before the adoption of SFAS No. 142 on January 1, 2002, goodwill was amortized on a straight-line basis over 10 years, in accordance with APB Opinion No. 17, "Intangible Assets".

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               Investments in privately held companies in which the Company holds less than 20% and does not have the ability to exercise significant influence over operating and financial policy of the Company, are presented at cost. The carrying value is periodically reviewed by management, in accordance with APB 18. If this review indicates that the carrying value is not recoverable, the carrying value is reduced to its estimated fair value. As of December 31, 2003, no impairment losses have been identified.

          h.   Property and equipment:

               Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, over the estimated useful lives of the assets, at the following annual depreciation rates:

                                                                    %
                                                           ---------------------

               Computers and peripheral equipment                   33
               Office furniture and equipment                     6 - 20
               Motor vehicles                                       15
               Leasehold improvements                      Over the term of the
                                                             lease agreement

          i.   Impairment of long-lived assets:

               Long-lived assets of the Company are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long- Lived Assets" ("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2003 no impairment was required.

          j.   Goodwill:

               Goodwill represents excess of the costs over the net assets of business acquired. Goodwill from acquisitions prior to July 1, 2001 was amortized until December 31, 2001, by the straight-line method, over 10 years. Under SFAS No. 142, goodwill acquired in a business combination on or after July 1, 2001, will not be amortized.

               SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter of between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, and weighted average cost of capital. The Company has selected December 31 as the date it will perform its annual goodwill impairment tests. As of December 31, 2003 no impairment was required. As for application of SFAS No. 142, see Note 10a.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          k.   Other intangible assets:

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

          n.   Income taxes:

               The Company accounts for income taxes, in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred tax assets to their estimated realizable value.

          o.   Revenue recognition:

               The Company generates revenues from licensing the rights to use their software products directly to end-users and indirectly through resellers and OEM's (who are considered end users). The Company also generates revenues from rendering maintenance, service bureau and support.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               Revenues from software license agreements are recognized when all criteria outlined in Statement of Position No. 97-2 "Software Revenue Recognition" ("SOP No. 97-2") as amended are met. Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria are met.

               Where software arrangements involve multiple elements, revenue is allocated to each undelivered element based on vendor specific objective evidence ("VSOE") of the relative fair values of each undelivered element in the arrangement, in accordance with the "residual method" prescribed by SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition With Respect to Certain Transactions". The VSOE used by the Company to allocate the sales price to support services and maintenance is based on the renewal rate charged when these elements are sold separately. License revenues are recorded based on the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements, and (2) all revenue recognition criteria of SOP No. 97-2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element. Arrangements that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement.

               When services are considered essential, revenue under the arrangement is recognized using contract accounting. When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed. To date, the Company had determined that the services are not considered essential to the functionality of other elements of the arrangement.

               Revenues from maintenance and support services are recognized over the life of the maintenance agreement or at the time that support services are rendered.

               Deferred   revenues   include  unearned  amounts  received  under
               maintenance  and  support   contracts,   not  yet  recognized  as
               revenues.

          p.   Warranty costs:

               The Company provides free warranty for up to one year for end-users and up to 15 months for the "OEM"/ distributors. A provision is recorded for probable costs in connection with these services based on the Company's experience.

               The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The provision for the year ending December 31, 2003 amounted to of $ 22.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

               The following table illustrates the effect on net income (loss) and earnings (loss) per share as if the fair value method had been applied to all outstanding and unvested awards in each period:

                                                                   Year ended December 31,
                                                         --------------------------------------------
                                                             2001            2002            2003
                                                         -------------   ------------    ------------
                  Net income (loss), as reported           $(2,554)      $   130           $   87
                  Add: Stock-based employee
                    compensation - intrinsic value               -             -              213
                  Deduct: Total stock-based
                    compensation expense determined
                    under fair value method for all
                    awards, net of related tax effect         (769)         (177)            (286)
                                                         -------------   ------------    ------------
                  Pro forma net income (loss)              $(3,323)      $   (47)          $   14
                                                         =============   ============    ============
                  Basic and diluted net earnings
                    (loss) per share, as reported          $ (0.53)      $  0.03           $ 0.02
                                                         =============   ============    ============
                  Basic and diluted net loss per           $ (0.68)      $ (0.01)          $    -
                    share, pro forma                     =============   ============    ============

               The fair value for each option granted was estimated at the date of grant using a Black-Scholes option-pricing model, assuming no expected dividends and the following weighted average assumptions:

                                                             Year ended December 31,
                                                       ------------------------------------
                                                       2001            2002            2003
                                                       ----            ----            ----
                  Dividend                              0%              0%              0%
                  Average risk-free interest rates      3.5%            2%              2%
                  Average expected life (in years)      4               4               2.5
                  Volatility                           87.2%           66.8%           71.8%


               The Company applies Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123") and Emerging Issues Task Force No. 96-18 ("EITF No. 96-18") "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" with respect to options issued to non-employees. SFAS No. 123 requires use of an option valuation model to measure the fair value of the options at the grant date.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

               Severance expenses for the years ended December 31, 2001, 2002 and 2003 amounted to approximately $ 189, $ 104 and $ 13, respectively.

          s.   Fair value of financial instruments:

               The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

               The  carrying  amounts  of  cash  and  cash  equivalents,   trade
               receivables, other accounts receivable and trade payables approximate their fair value, due to the short-term maturity of such instruments.

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

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               The trade receivables of the Company are mainly derived from sales to customers in the U.S. and Europe (see Note 17b). The Company performs ongoing credit evaluations of its customers. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection according to management estimates. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

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

               The total number of shares related to the outstanding options excluded from the calculation of diluted net earnings (loss) per share was 1,227,141, 757,580 and 766,141 for the years ended December 31, 2001, 2002 and 2003, respectively.

          v.   Derivatives and hedging:

               The Company in 2003 hedged the exposure of revenues denominated in foreign currencies with forward. To protect against the risk of overall changes in cash flows resulting from export sales over the year.

               The Company accounts for derivatives and hedging based on Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. If the derivative meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The derivative's change in fair value is recognized in earnings. During 2003 there were no significant gains or losses recognized in earning for hedge ineffectiveness.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          w.   Impact of recently issued accounting standards:

               In April 2003, the FASB issued SFAS No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies (1) the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of FASB Statement No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 amends SFAS 133 to reflect decisions made
               (1) as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS 133, (2) in connection with other projects dealing with financial instruments, and (3) regarding implementation issues related to the application of the definition of a derivative. SFAS 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. Generally, SFAS 149 improves financial reporting by (1) requiring that contracts with comparable characteristics be accounted for similarly and (2) clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is not expected to have a material impact on the Company's financial statements.

               In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 ("the interpretation"). In general, a variable interest entity
               (VIE) is an entity that has (1) insufficient amount of equity for the entity to carry on its principal operations, without additional subordinated financial support from other parties, (2) equity investors that as a group do not have the ability through voting or similar rights to make decisions about the entity's activities, or (3) investors that as a group do not have the obligation to absorb the entity's losses or have the right to receive the benefits of the entity. The interpretation requires the consolidation of a VIE by the primary beneficiary. The primary beneficiary is the entity that absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Presently, entities are generally consolidated by an enterprise that has a controlling financial interest through ownership of a majority voting interest in the entity.

               The Interpretation requires a public entity with a variable interest in a VIE that is a special-purpose entity created before February 1, 2003 to apply the provisions of the revised Interpretation, or the Interpretation as originally issued, to that entity no later than the end of the first reporting period ending after December 15, 2003, and the provisions of the revised Interpretation to all variable interests no later than the end of the first reporting period ending after March 15, 2004.

               The Company is currently evaluating the effects of this interpretation in respect of its investments. It is possible that some of its unconsolidated investees may be considered a VIE in accordance with the interpretation, but it is the management opinion that the Company would not be considered the primary beneficiary of the above VIE.

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

NOTE 3:- MARKETABLE SECURITIES

          The following is a summary of the Company's investment in marketable securities:

                                                                  December 31, 2002
                                                ------------------------------------------------------
                                                                  Gross        Gross       Estimated
                                                  Amortized    unrealized    unrealized   fair market
                                                     cost         gains        losses        value
                                                ------------    ----------   ----------    -----------
             Held-to-maturity corporate debt      $      275    $       26   $        -    $      301
             Available-for-sale:
             Mutual funds                                566             -          (49)          517
             Equity securities                           418             -          (57)          361
                                                ------------    ----------   ----------    -----------
                                                  $    1,259    $       26   $     (106)   $    1,179
                                                ============    ==========   ==========    ===========

                                                                  December 31, 2003
                                                ------------------------------------------------------
                                                                  Gross        Gross       Estimated
                                                  Amortized    unrealized    unrealized   fair market
                                                     cost         gains        losses        value
                                                ------------    ----------   ----------    -----------
             Available-for-sale:
             Mutual funds                         $      623    $        5   $        -    $      628
             Equity securities                            51            12            -            63
             Corporate bonds                             702             -           (8)          694
             Israeli governmental debts                  265             -           (6)          259
                                                ------------    ----------   ----------    -----------
                                                  $    1,641    $       17   $      (14)   $    1,644
                                                ============    ==========   ==========    ===========

          The gross realized gains (losses) on sales of available-for-sale securities totaled $ 31, $ (128) and $ 6 in 2001, 2002 and 2003, respectively. The net increase (decrease) to unrealized holding losses on available-for-sale securities included as a separate component of shareholders' equity, under other comprehensive income (loss), totaled $ (3) and $ 109 in 2002 and 2003, respectively.

          During 2001, the Company recorded a loss in the gross amount of $ 282 due to other than temporary decline in the value of available for sale marketable securities.

          The amortized cost and estimated fair value of debt and marketable equity securities as of December 31, 2003, by contractual maturity, are shown below.


                                                           December 31, 2003
                                                           -----------------
                                                          Amortized    Market
                                                            cost        value
                                                            ----        -----
             Matures in one year                          $    295      $   291
             Matures after one year through nine years         672          662
             Equity securities and mutual funds                674          691
                                                          --------      -------
             Total                                        $  1,641      $ 1,644
                                                          ========      =======

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 4:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                        December 31,
                                               ------------------------------
                                                   2002             2003
                                               -------------    -------------
              Government authorities             $      288       $      232
              Prepaid expenses                           91              103
              Deferred income taxes                      33               66
              Others                                     99              165
                                               -------------    -------------
                                                 $      511       $      566
                                               =============    =============


NOTE 5:- INVENTORIES

              Raw materials                      $      118       $       73
              Finished products                         122              120
                                               -------------    -------------
                                                 $      240       $      193
                                               =============    =============

          The  Company   periodically   assesses  its  inventory   valuation  in
          accordance with its revenues forecasts, technological obsolescence, and the market conditions. Marked down inventory that is expected to be sold at a price lower than the carrying value is not material.


NOTE 6:- INVESTMENTS IN AFFILIATE

          a.   Composed as follows:

                                                              December 31,
                                                      --------------------------
                                                          2002           2003
                                                      -----------    -----------
 Investment in Jusan S.A.: (50% owned)
   Equity, net (1)                                      $  1,300       $  1,824
   Goodwill                                                   35             35
                                                      -----------    -----------
                                                        $  1,335       $  1,859
                                                      ===========    ===========

 (1)Investment as of purchase date                      $  1,171       $  1,171
    Foreign currency translation adjustments                (136)           143
    Accumulated net earnings                                 265            510
                                                      -----------    -----------
                                                        $  1,300       $  1,824
                                                      ===========    ===========
 Dividend received from Jusan S.A. during the year:     $    190       $    100
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

NOTE 6:- INVESTMENTS IN AFFILIATE (Cont.)

          b.   Summarized financial information of Jusan S.A. (50% owned):

                                                     December 31,
                                            ------------------------------
                                                2002             2003
                                            -------------    -------------
                 Current assets               $    4,397       $    5,266
                 Non-current assets           $      149       $       99
                 Current liabilities          $   (1,454)      $    (1,861)


                                                        Year ended
                                                        December 31,
                                        ----------------------------------------
                                           2001           2002           2003
                                        -----------    -----------    ----------
                Revenues                  $  5,906       $  6,848       $  6,049
                Gross profit              $  2,944       $  3,260       $  3,079
                Net income                $    704       $    708       $    594



NOTE 7:- LONG-TERM LOANS

          a.   Composed as follows:

                                                          December 31,
                                                 ------------------------------
                                                     2002             2003
                                                 -------------    -------------
         Loans to others in NIS (New  Israeli
         Shekels) - unlinked (1)                  $      140      $      131
         Less - current maturities (2)                    54              36
                                                --------------  --------------
                                                  $       86      $       95
                                                ==============  ==============

          (1) The weighted average interest rate for the year ended December 31, 2003 and 2002 is 6.375%.

          (2)  Included in other accounts receivable.

          b. As of December 31, 2003, the aggregate annual maturities of long-term loans are as follows:

                                                               December 31,
                                                                   2003
                                                             ----------------
                   First year (current maturities)            $        36
                   Second year                                         39
                   Third year                                          36
                   Fourth year                                         20
                                                             ----------------
                                                              $       131
                                                             ================

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)


NOTE 8:- OTHER INVESTMENTS

                                                         December 31,
                                                ------------------------------
                                                    2002             2003
                                                -------------    -------------
             Long-term deposits (1)               $       21       $       21
             Investment in other companies (2)           347              347
                                                -------------    -------------
                                                  $      368       $      368
                                                =============    =============

               (1)  Linked to the Israeli CPI.

               (2) These investments are stated at cost and represent investments in which the Company holds less than 20% of the voting rights and does not have the right to have representation on the board of directors. Based on
                    assessment   performed  by  the  Company  no  impairment  is
                    required.


NOTE 9:- PROPERTY AND EQUIPMENT, NET

                                                         December 31,
                                                     -------------------
                                                       2002       2003
                                                     --------   -------
                Cost:
                  Computers and peripheral equipment   $2,387   $2,528
                  Office furniture and equipment          492      536
                  Motor vehicles                          107       96
                  Leasehold improvements                  191      100
                                                       ------   ------
                                                        3,177    3,260
                                                       ------   ------
                Accumulated depreciation:
                  Computers and peripheral equipment    2,116    2,300
                  Office furniture and equipment          310      358
                  Motor vehicles                           66       64
                  Leasehold improvements                   83       56
                                                       ------   ------
                                                        2,575    2,778
                                                       ------   ------
                Depreciated cost                       $  602   $  482
                                                       ======   ======

               Depreciation expenses for the years ended December 31, 2001, 2002 and 2003 were $ 488, $ 348 and $ 247, respectively.

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

NOTE 10:- GOODWILL AND OTHER ASSETS

          a.   Goodwill:

               Effective January 1, 2002, the Company adopted SFAS No. 142.

               The Company evaluated its goodwill and intangibles acquired prior to June 30, 2001 using the criteria of SFAS No. 142, which resulted in the net carrying amount of $ 1,872 related to other intangibles to be subsumed into goodwill. Such intangibles comprise assembled workforce, with an original cost of $ 848 (amortized cost of $ 495), and distributors' relationship with an original cost of $ 1,653 (amortized cost of $ 1,377) being subsumed into goodwill at January 1, 2002. As of December 31, 2003, $ 2,025 of the goodwill balance is attributed to the Company's operation since the Company has one reporting unit.

               The results of operations presented below for the year ended December 31, 2001, reflect the operations had the Company adopted the non-amortization provisions of SFAS No. 142 effective January 1, 2001:


                                                                  Year ended
                                                                  December 31,
                                                                     2001
                                                                 -------------

                    Reported net loss                              $   (2,554)
                    Goodwill amortization                                 431
                                                                 -------------
                  Adjusted net loss                                $   (2,123)
                                                                 =============
                  Basic and diluted net loss per share:
                  Reported net loss per share                      $    (0.53)
                  Goodwill amortization                                  0.09
                                                                 -------------
                  Adjusted basic and diluted net loss per share    $    (0.44)
                                                                 =============

          b.   Other intangibles consist of the following:

                                        December 31, 2002                  December 31, 2003
                                ---------------------------------- -----------------------------------
                                  Gross                   Other      Gross                    Other
                                carrying   Accumulated  intangibles,carrying   Accumulated  intangibles,
                                 amount    amortization    net       amount    amortization    Net
                                ---------- -----------  ---------- ----------- ------------ ----------
                 Developed
                 technology       $  750     $ (390)      $  360     $  750      $  (544)     $  206
                                ========== ===========  ========== =========== ============ ==========

               Developed technology amortization expenses for the years ended December 31, 2001, 2002 and 2003, were $ 142, $ 154 and $ 154, respectively. The expected amortization expenses for 2004 and 2005 are $ 154 and $ 52, respectively.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 11:- ACCRUED EXPENSES AND OTHER LIABILITIES

                                                       December 31,
                                               ----------------------------
                                                   2002            2003
                                               ------------    ------------
             Employees and payroll accruals     $      550      $      473
             Income tax payable                         26             242
             Accrued expenses                          422             456
             Customer advances                         437             203
             Related parties                             4              47
                                               ------------    ------------
                                                $    1,439      $    1,421
                                               ============    ============

NOTE 12:- LONG-TERM LOANS

                                                       December 31,
                                               ----------------------------
                                                   2002            2003
                                               ------------    ------------
             Loan from others (1)                $      16      $        8
             Less - current maturities                   8               8
                                               ------------    ------------
                                                 $       8      $        -
                                               ============    ============

          (1)  In U.S. dollars, bearing an average interest rate of 18.14%.


NOTE 13:- COMMITMENTS AND CONTINGENT LIABILITIES

          a.   Lease commitments:

               1. The facilities of the Company are rented under operating leases for periods ending in 2005.

                    Future  minimum  lease  commitments   under   non-cancelable
                    operating leases as of December 31, are as follows:

                       2004            $    276
                       2005                 264
                                       -----------
                                       $    540
                                       ===========

                    Rent  expenses for the years ended  December 31, 2001,  2002 and 2003, were approximately $ 576, $ 446 and $ 372, respectively.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 13:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

          b.   Royalty commitments:

               1. The Company is committed to pay royalties to the Office of the Chief Scientist of the Ministry of Trade ("OCS") of the Government of Israel on proceeds from sales of products resulting from the research and development projects in which the Government participated up to the amount received by the Company. In the event that development of a specific product in which the OCS participated is successful, the Company will be obligated to repay the grants through royalty payments at the rate of 3% to 5% based on the sales of the Company, up to 100%-150% of the grants received linked to the dollar. As of December 31, 2003, the Company has a contingent obligation to pay royalties in the amount of $ 7,520. The obligation to pay these royalties is contingent upon actual sales of the products and, in the absence of such sales, no payment is required.

                    The outstanding balance of obligations in respect of grants received after January 1999 amounts to $ 3,447 and also bears LIBOR interest.

                    The Company has paid or accrued royalties relating to the repayment of such grants in the amount of $ 176, $ 132 and $ 146 for the years ended December 31, 2001, 2002 and 2003, respectively.

               2. The Israeli Government, through the Fund for Encouragement of Marketing Activities, awarded the Company grants for participation in marketing expenses overseas. The Company is committed to pay royalties at the rate of 3% of the increase in export sales, up to the amount of the grants received linked to the U.S. dollar. As of December 31, 2003, the Company has a contingent obligation to pay royalties in the amount of $ 259. The Company did not pay or accrue any royalties during the three years ending on December 31, 2003.

          c.   Claim and demand:

               In April 2000, the tax authorities in Israel issued to MTS a demand for a tax payment, for the period of 1997 - 1999, in the amount of approximately NIS 6,000 thousand (approximately $ 1,350).

               MTS has appealed to the Israeli district court in respect of the abovementioned tax demand. Based on the opinion of its tax counsel, MTS believes that certain defenses can be raised against the demand of the tax authorities. MTS believes that the outcome of this matter will not have a material adverse effect on its financial position or results of operations and, MTS provided a provision, based on the current evidence and on the basis of the said opinion of its tax consultants, which in the opinion of MTS is an adequate provision.

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

NOTE 14:- TAXES ON INCOME

          a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

               MTS was granted the status of an "Approved Enterprise" under the Law in respect of expansion projects. According to the provisions of the Law, MTS elected to enjoy "alternative benefits" - waiver of grants in return for tax exemption and, accordingly, income derived from the "Approved Enterprise" is tax-exempt for a period of two to four years, commencing with the year it first earns taxable income, and subject to corporate tax at the rate of 25%, for additional periods of three to five years.

               The expansion programs which are assigned to MTS are as follows:

               1. One program entitled MTS to tax-exemption for a two-year period ended December 31, 1999, and is subject to a reduced tax rate of 25% for a five-year period ending December 31, 2004.

               2. The current program entitles MTS to tax exemption for a two year period and were subject to tax rate of 25% for five year period. The benefits in respect of this program have not yet commenced.

               The period of tax benefits detailed above is subject to limit of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

               The entitlement to the above benefits is conditional upon MTS's fulfilling the conditions stipulated by the above Law, regulations published hereunder and the instruments of approval for the specific investment in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and MTS may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2003, management believes that MTS is meeting all of the aforementioned conditions.

               The tax-exempt income attributable to the "Approved Enterprise" amounting to $ 2,250 as of December 31, 2003 can be distributed to shareholders without subjecting MTS to taxes only upon the complete liquidation of MTS. MTS has determined that such tax-exempt income will not be distributed as dividends and permanently re-invested these profits. Accordingly, no deferred taxes have been nor will be provided on income attributable to MTS's "Approved Enterprise".

               Should the retained tax-exempt income be distributed in a manner other than in the complete liquidation of MTS, it would be taxed at the corporate tax rate applicable to such profits as if MTS had not elected the alternative tax benefits (currently - 25% for an "Approved Enterprise").

               Should MTS and its Israeli subsidiary derive income from sources other than an "Approved Enterprise", they will be subject to tax at regular rates of 36%.

               Since MTS is operating under more than one "Approved Enterprise" and since part of its taxable income is not entitled to tax benefits under the abovementioned law and is taxed at the regular tax rate of 36%, its effective tax rate is the result of a weighted combination of the various applicable rate and tax exemptions, and the computation is made for income derived from each program on the basis of formulas specified in the law and in the approvals.

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

NOTE 14:- TAXES ON INCOME (Cont.)

          b. Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985:

               Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are presented in dollars. The difference between the annual change in the CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes presented in the financial statements. In accordance with paragraph 9(f) of SFAS 109, MTS and its Israeli subsidiary have not provided for deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

          c. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

               MTS is an "industrial company" as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses and amortization of intangible property rights as a deduction for tax purposes.

          d.   Tax loss carryforward:

               The Company's subsidiaries in Asia, U.S., Holland and Israel have estimated a total amount of available carryforward tax losses of $ 177, $486, $ 212 and $ 71, respectively to offset against future taxable profits.

               Tax loss carryforward in Israel may be used indefinitely to offset against operating income. The operating loss carryforwards of MTS and its Israeli subsidiary, which can be used indefinitely, amounted to approximately $ 2,662.

          e.   Tax assessment:

               Regarding the claim from the tax authorities in Israel, see Note 13c.

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

NOTE 14:- TAXES ON INCOME (Cont.)

          f.   Deferred income taxes:

               Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                               December 31,
                                                            ------------------
                                                               2002      2003
                                                            --------   -------

          Tax loss carryforwards of the Company               $ 364    $   845
          Allowances for doubtful  accounts and provisions
            for employee benefits                                92        121
          In respect of marketable securities                    29         84
          Capitalized software and other intangible assets       93        134
          Other                                                (140)         5
                                                              -----    -------
          Net deferred tax asset before valuation allowance     438      1,189
          Valuation allowance                                  (244)    (1,018)
                                                              -----    -------
          Net deferred income taxes                           $ 194    $   171
                                                              =====    =======
          Presented as follows:
            Current assets - foreign                          $  21    $    66
                                                              =====    =======
            Other assets - foreign                            $   -    $    73
                                                              =====    =======
           Current assets - domestic                          $  12 $        -
                                                              =====    =======
            Other assets - domestic                           $ 161    $    32
                                                              =====    =======

               MTS and certain of its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences, since they have a history of losses over the past years. Management currently believes that it is more likely than not that part of the deferred tax regarding the loss carryforward in the Company and other temporary differences will not be realized in the foreseeable future.

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

NOTE 14:- TAXES ON INCOME (Cont.)

          g. A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations, is as follows:

                                                                      Year ended December 31,
                                                               ---------------------------------------
                                                                  2001          2002         2003
                                                               ------------  -----------  ------------
                Loss before taxes as reported in the
                 statements
                of operations                                   $ (2,759)    $     (54)   $     (60)
                                                               ============  ===========  ============

                Tax rates                                             36%           36%          36%
                                                               ============  ===========  ============

                Theoretical tax benefit                        $    (993)    $     (19)   $     (22)
                Increase in taxes resulting from:
                Effect of different tax rates and "Approved
                 Enterprise" benefit                                 396           200            -
                Tax adjustment in respect of inflation in
                 Israel and others                                   193           (61)         (22)
                Utilization of carryforward tax losses for
                 which valuation allowance was provided                -          (246)         (86)
                Non-deductible expenses and tax exempt income        (43)          (24)           9
                Taxes and deferred taxes in respect of
                 previous years                                        -             -          175
                Deferred taxes for which valuation allowance
                 was  provided                                       463           202          144
                                                               ------------  -----------  ------------
                Taxes on income as reported in the
                 statements of operations                      $      16     $      52    $     198
                                                               ============  ===========  ============

          h.   Loss before income taxes is comprised as follows:

                  Domestic                                     $  (1,772)    $    (841)   $    (312)
                  Foreign                                           (987)          787          252
                                                               ------------  -----------  ------------
                                                               $  (2,759)    $     (54)   $     (60)
                                                               ============  ===========  ============

          i.   Taxes on income are comprised as follows:

                 Current taxes                                 $      36     $      23    $       -
                 Deferred taxes                                      (20)           29           23
                 Taxes  and  deferred  taxes  in  respect
                   of previous years                                   -             -          175
                                                               ------------  -----------  ------------
                                                               $      16     $      52    $     198
                                                               ============  ===========  ============

                 Domestic                                      $     (42)    $      29    $     322
                 Foreign                                              58            23         (124)
                                                               ------------  -----------  ------------
                                                               $      16     $      52    $     198
                                                               ============  ===========  ============

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 14:- TAXES ON INCOME (Cont.)

          j. On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains. The Company does not expect the tax reform to have a material impact on its results of operations or financial position.


NOTE 15:- RELATED PARTIES TRANSACTIONS

          a. On November 8, 1999, the board of directors and the audit committee approved, subject to shareholders' approval, an increase in the monthly salary of the Chairman of the Board of Directors from $ 5 to $ 7 per month and the grant of options to purchase 98,824 ordinary shares. The options were granted to him at his request in lieu of salary for the twelve month period ending December 31, 2000. The exercise price of the options is $ 6 per share, expected dividend yield is 0%, and the risk free interest rate is 6%. The options will vest ratably over an eight-month period beginning January 1, 2000 and will terminate five years from the date of grant.

               The wife of the Chairman of the Board of Directors provides ongoing legal services to the Company and receives a monthly retainer of $ 5. The conditions of retaining the services of her were approved by the Company's board of directors and audit committee.

               MTS's subsidiaries, MTS Asia Ltd. and MTS IntegraTRAK, entered into an agreement with C. Mer, pursuant to which they distribute and support certain of C. Mer's (company under common control) products and provide certain services on behalf of C. Mer. Generally, C. Mer compensates MTS Asia Ltd. for these activities at cost plus 10% and compensates MTS IntegraTRAK at cost plus 5%.

          b. In 2002 and 2003, the balance with C. Mer reflects short-term debt and other receivable. Due to the short-term nature no interest was charged by or paid to C. Mer through December 31, 2002 and 2003.

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

NOTE 15:- RELATED PARTIES TRANSACTIONS (Cont.)

          c.   Transactions with related parties were as follows:

                                                                       Year ended December 31,
                                                                --------------------------------------
                                                                   2001         2002          2003
                                                                -----------  -----------   -----------
                 Sales through related parties                  $      58    $      65     $      28
                                                                ===========  ===========   ===========
                 Amounts charged by related parties:
                   Cost of revenues                                    62    $     239     $      34
                   Research and development                            58            8             -
                   Selling and marketing                                -            2             -
                   General and administrative                           -            4             5
                                                                -----------  -----------   -----------
                                                                $     120    $     253     $      39
                                                                ===========  ===========   ===========
                 Amounts charged by MTS Integra TRAK and
                   MTS Asia to related parties:
                   Selling and marketing                        $      44    $       2     $       -
                                                                ===========  ===========   ===========
                   Repayments to the related parties, net       $     (10)   $    (172)    $     (48)
                                                                ===========  ===========   ===========


          d.   Amounts due from an affiliate:

                                                          December 31,
                                                  ------------------------------
                                                      2002             2003
                                                  -------------    -------------
                 Jusan S.A                        $     10         $     (2)
                                                  =============    =============

NOTE 16:- SHAREHOLDERS' EQUITY

          a.   Share capital:

               The ordinary shares entitle their holders the right to receive notice to participate and vote in general meetings of MTS and the right to receive cash dividends, if declared.

          b.   Share Option Plan:

               MTS has authorized, through its 1996 Incentive Share Option plan, the grant of options to officers, management, employees and directors of MTS or any subsidiary of up to 1,900,000 of MTS's Ordinary shares. 1,500,000 options were granted pursuant to section 102 of the Israel Income Tax Ordinance. Any option, which is canceled or forfeited before expiration, will become available for future grants.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 16:- SHAREHOLDERS' EQUITY (Cont.)

               Each option granted under the Plan is exercisable until the earlier of four years from the date of the grant of the option or the expiration dates of the option plan. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options were exercised. The options vest primarily gradually over three or four years of employment.

               In 2002, Section 102 of the Israeli Income Tax Ordinance was amended effective as of January 1, 2003. Therefore MTS has rolled-over the remaining options available for grant into a new plan that conforms with the newly amended provisions of Section
               102 of the Israel Income Tax Ordinance. The Incentive Share Option Plan will terminate in 2013, unless cancelled earlier by MTS's board of directors.

               As of December 31, 2003, 826,776 options are available for future grant.

               Summary of MTS's stock options activity and related information for the three years ended December 31, is as follows:

                                                                                            Weighted
                                                      Options      Number                   average
                                                     available   of options    Options      exercise
                                                     for grant   outstanding  exercisable    price
                                                    ------------ -----------  ----------- -------------
                  Options  exercisable  at January                              778,325       $   3.02
                  1, 2001                                                     ===========
                  Balance on January 1, 2001          447,598    1,315,152                    $   3.88
                    Options granted                  (436,405)     436,405                    $   2.05
                    Options forfeited                 520,416     (520,416)                   $   2.74
                    Options exercised                       -       (4,000)                   $   2.5
                                                    ------------ -----------              -------------
                  Options  exercisable at December                              800,887       $   4.48
                  31, 2001                                                    ===========
                    Balance on December 31, 2001      531,609    1,227,141                    $   3.74
                    Options granted                   (35,000)      35,000                    $   1.2
                    Options forfeited                 504,561     (504,561)                   $   4.19
                                                    ------------ -----------              -------------
                  Options  exercisable at December                              502,644       $   3.76
                  31, 2002                                                    ===========
                    Balance on December 31, 2002    1,001,170      757,580                    $   3.32
                    Options granted                  (434,500)     434,500                    $   1.85
                    Options exercised                       -     (133,333)                   $      -
                    Options forfeited                 260,106     (260,106)                   $   2.91
                                                    ------------ -----------              -------------
                  Options  exercisable at December                              355,413       $   3.68
                  31, 2003                                                    =========== =============
                  Balance on December 31, 2003        826,776      798,641                    $   2.85
                                                    ============ ===========              =============

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 16:- SHAREHOLDERS' EQUITY (Cont.)

               The options outstanding as of December 31, 2003 have been separated into ranges of exercise prices, as follows:

                                    Options       Weighted                                   Weighted
                                  outstanding      average      Weighted                     average
                                     as of        remaining      average                   exercise price
                     Exercise     December 31,   contractual    exercise      Options      of exercisable
                      price           2003      life (in years)  price     exercisable       options
                  --------------- -------------  ------------  ------------ ------------- -------------
                  $ 0.93 - $ 1.3      32,500        2.08       $1.19            10,830        $1.19
                      $ 1.844        250,000        4.92       $1.844                -        $   -
                  $ 1.9 - $ 2.05     239,967        1.38       $1.96           192,213        $1.95
                  $ 2.9 - $ 2.95     117,500        4.93       $2.91                 -        $   -
                      $ 4.5            2,000        1.08       $4.5              1,333        $4.5
                      $ 5.5           19,000        0.58       $5.5             19,000        $5.5
                  $ 5.9375 - $ 6     116,724        1.00       $5.99           115,749        $5.99
                      $ 7.0625        20,950        0.33       $7.0625          16,288        $7.0625
                                  -------------                             -------------
                                     798,641                   $2.85           355,413        $3.68
                                  =============                ========     ============= ==========


          c. The weighted average fair value of options granted during 2001 and 2002, whose exercise price equals the fair value of the stock on the date of grant, was $ 2.05 and $ 1.20 per option, respectively.

               During 2003, the Company granted 434,500 options, of such options, 117,500 options were granted at a weighted average exercise price of $ 2.91 per share (the fair market value of the shares on the date of grant) and 317,000 options with a weighted average exercise price of $ 1.45 were granted at exercise prices below the fair value of the shares on the date of grant.

               The Company has recorded deferred stock compensation expense for options issued with an exercise price below the fair market value of the shares; the deferred stock compensation expense has been amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expense of approximately $ 60 was recognized during 2003.

               During 2003, the Company  reduced  the  exercise  price of 83,000
               options  to  zero   resulting  in  a   compensation   expense  of
               approximately $ 153.

          d. In January 2000, MTS granted 98,824 options to Mr. Chaim Mer, chairman of the Company, having an exercise price of $ 6.00 per share. These options were granted in lieu of Mr. Mer's salary ($ 7 per month) in 2000. The options are exercisable for five years commencing January 1, 2000 (see Note 15).

          e. On February 7, 2001, MTS issued five-year warrants to purchase 25,000 ordinary shares of MTS to Investec Bank (Mauritius) Ltd. in connection with certain financial services performed on MTS's behalf. The warrants have an exercise price of $ 4.95 per share for warrants exercised until February 2004 and $ 5.625 per share for warrants exercised until February 2006. The fair value of the warrants, at the date of the grant, using a Black-Scholes option pricing model was immaterial and therefore no compensation expenses were recorded.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 16:- SHAREHOLDERS' EQUITY (Cont.)

          f.   Treasury shares:

               During the years 2001, 2002 and 2003, the Company purchased 54,665, 195,183 and 130,510 treasury shares in consideration of $ 118, $ 172 and $ 147 respectively, according to the stock repurchase program, which authorized the Company's officers to repurchase up to 600,000 ordinary shares of MTS and was approved by the Company's board of directors.

               During the year, MTS cancelled $458 of its treasury shares, which represent 384,610 Ordinary shares.

          g.   Dividends:

               Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment.

NOTE 17:- SELECTED STATEMENTS OF OPERATIONS DATA

          The Company  adopted  Statement of Financial  Accounting  Standard No.
          131, "Disclosures About Segments of an Enterprise and Related Information",("SFAS No. 131"). The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the customer.


          a.   Major customers as a percentage of total revenues:

                                                 Year ended December 31,
                                         ---------------------------------------
                                            2001           2002          2003
                                         -----------   ------------   ----------
                                                            %
                                         ---------------------------------------

                 Philips                       8              6              7
                 Siemens                      32             36             40

          b. The following is a summary of revenues within geographic areas based on end customer location and long-lived assets:

                                              Year ended December 31,
                                     -----------------------------------------
                                         2001           2002          2003
                                     ------------   ------------   -----------
      Revenues from sales:
      --------------------
       Israel                        $      358     $      217      $    186
       United States                      6,496          6,449         4,917
       Germany                            1,355          1,130         1,826
       Holland                            1,009            756           924
       Europe (excluding Austria,
         Germany and Holland)               448            296           516
       Asia                                 500            469           364
       South America                        419            328           368
       Austria                               24              -             -
       Others                               116            142           129
                                     ------------   ------------   -----------
                                      $  10,725     $    9,787      $  9,230
                                     ============   ============   ===========

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 17:- SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)


                                             Year ended December 31,
                                     ----------------------------------------
                                        2001           2002          2003
                                     -----------   ------------   -----------
      Long-lived assets:
      ------------------
        Israel                       $      809     $      624      $     394
        United States                     2,437          2,302          2,268
        Holland                              10             10              8
        Asia                                 35             29             16
        South America                        23             22             27
                                     -----------   ------------   -----------
                                     $    3,314     $    2,987      $   2,713
                                     ===========   ============   ===========

          c.   Research and development, net:

       Total costs                    $   4,552      $   2,128      $   1,825
       Less - grants and
         participations                    (990)            (1)             -
                                     -----------   ------------    ----------
                                      $   3,562      $   2,127      $   1,825
                                     ===========   ============    ==========

          d.   Financial income, net

       Financial expenses:
       Interest expenses             $     (232)    $     (205)     $      (64)
       Other expenses                        (9)            (7)              -
       Foreign currency translation
       differences                          (81)             -             (11)
                                     ------------   ------------    -----------
                                           (322)          (212)            (75)
                                     ------------   ------------    -----------
       Financial income:
       Interest income                      403            310             186
       Other income                          57              1              13
       Foreign currency translation
       differences                            -             35               -
                                     ------------   ------------    -----------
                                            460            346             199
                                     ------------   ------------    -----------
       Financial income, net         $      138     $      134      $      124
                                     ============   ============    ===========

          e.   Other income (expenses):

        Loss from impairment of
         investments in warrants     $     (375)    $        -      $        -
        Gain (loss) on marketable
        securities, net                    (279)          (140)              6
                                     ------------   ------------    -----------
                                     $     (654)    $     (140)     $        6
                                     ============   ============    ===========

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 18:- SUBSIDIARIES AND AFFILIATES

                                                                  Percentage of      Jurisdiction of
                                                                    ownership         incorporation
                                                                 ----------------    ----------------
            Subsidiaries:
            -------------

            MTS IntegraTRAK Inc.                                      100%              Delaware
            MER Fifth Avenue Realty Inc. (a subsidiary of
              MTS IntegraTRAK Inc.)                                   100%              New York
            MTS Asia Ltd.                                             100%              Hong Kong
            Telegent Ltd.                                             100%               Israel
            Jaraga B.V.                                               100%           The Netherlands
            Verdura B.V. (a subsidiary of Jaraga B.V.)                100%           The Netherlands
            Voltera  Technologies V.O.F. (a partnership held
              99% by Jaraga B.V. and 1% by Verdura B.V.)              100%           The Netherlands
            Bohera B.V. (a subsidiary of Jaraga B.V.)                 100%           The Netherlands
            Tabs Brazil Ltd. (a subsidiary of Bohera B.V.)            100%               Brazil

            Affiliate:
            ----------

            Jusan S.A. (a  subsidiary of Jaraga B.V.)                  50%                Spain


NOTE 19:- SUBSEQUENT EVENTS (UNAUDITED)

     In March 2004, MTS IntegraTRAK was named as a defendant in a complaint filed in the United States District Court for the Northern District of Georgia, Atlanta Division, captioned Telemate.net Software, Inc. v. James
     A. Myers, Total Wire Software Company, Inc. and MTS IntegraTRAK, Inc. The plaintiff alleges among other things federal copyright infringement, federal unfair competition, common law unfair competition and misappropriation of trade secrets in connection with MTS IntegraTRAK license of software from James A. Myers. In a related action in the State Court of Fulton County, State of Georgia, captioned James A. Myers v. Telemate.net Software, Inc. v. MTS IntegraTRAK, Inc. and Total Wire Software Company, Inc., Telemate filed a third-party complaint against MTS IntegraTRAK based on the same license, claiming misappropriation of trade secrets. The plaintiff is seeking an injunction against MTS IntegraTRAK future sales of the product, damages, an accounting of any sales of such product, and attorneys' fees. MTS IntegraTRAK has not responded to the complaints as yet, but believes that it has good and valid defenses that it will assert.

                              - - - - - - - - - - -

                                   JUSAN, S.A.


                              FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2003


                               EUROS IN THOUSANDS




                                      INDEX


                                                                        Page
                                                                    ------------

Report of Independent Auditors                                          F-38

Balance Sheets                                                          F-39

Statements of Income                                                    F-40

Statements of Changes in Shareholders' Equity                           F-41

Statements of Cash Flows                                                F-42

Notes to Financial Statements                                        F-43-F-51




                               - - - - - - - - - -

ERNST & YOUNG

                      o Kost  Forer  Gabbay  &  Kasierer
                        3 Aminadav St.                   o Phone: 972-3-6232525
                        Tel-Aviv 67067, Israel             Fax:   972-3-5622555






                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                                   JUSAN, S.A.


      We have audited the accompanying balance sheets of JUSAN, S.A. ("the Company") as of December 31, 2003 and 2002, and the related statements of income, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.






                                            /s/ Kost Forer Gabbay and Kasierer
 Tel-Aviv, Israel                             KOST FORER GABBAY & KASIERER
 January 14, 2004                           A Member of Ernst & Young Global

                                                                     JUSAN, S.A.
BALANCE SHEETS
--------------------------------------------------------------------------------
Euros in thousands


                                                                                 December 31,
                                                                        ------------------------------
                                                                            2002             2003
                                                                        -------------    -------------
    ASSETS
 CURRENT ASSETS:
 Cash and cash equivalents                                          (euro)   338      (euro)  953
 Short-term bank deposits                                                    402              450
 Trade  receivables  (net of allowance
   for doubtful accounts of 6
   euros as of  December  31, 2002 and
   2003 and provision for
   returns of 7 euros as of December 31, 2003)                             1,578            1,732
 Other accounts receivable and prepaid expenses (Note 3)                     262              240
 Inventories (Note 4)                                                        900              793
                                                                        -------------    -------------
 Total current assets                                                      3,480            4,168
 -----                                                                  -------------    -------------

 PROPERTY AND EQUIPMENT, NET (Note 5)                                        118               78
                                                                        -------------    -------------
 Total assets                                                       (euro) 3,598      (euro)4,246
 -----                                                                  =============    =============

    LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
 Short-term bank debt (Note 6)                                      (euro)    16      (euro)   38
 Trade payables                                                              623              795
 Accrued expenses and other liabilities (Note 7)                             386              408
 Deferred revenues                                                           126              232
                                                                        -------------    -------------
 Total current liabilities                                                 1,151            1,473
 -----                                                                  -------------    -------------

 COMMITMENTS (NOTE 8)

 SHAREHOLDERS' EQUITY (Note 11):
 Share capital -
   15,052  Ordinary  shares  of (euro) 0.0042
   par  value  (Authorized,
   issued and outstanding) as of
   December 31, 2002 and 2003                                                 63               63
 Retained earnings                                                         2,384            2,710
                                                                        -------------    -------------

 Total shareholders' equity                                                2,447            2,773
 -----                                                                  -------------    -------------

 Total liabilities and shareholders' equity                         (euro) 3,598      (euro)4,246
 -----                                                                  =============    =============


The accompanying notes are an integral part of the financial statements.

                                                                     JUSAN, S.A.
STATEMENTS OF INCOME
--------------------------------------------------------------------------------
Euros in thousands (except share and per share data)

                                                                    Year ended December 31,
                                                          --------------------------------------------
                                                              2001            2002            2003
                                                          -------------   -------------   ------------
                                                            Unaudited
                                                          -------------
 Revenues (Note 12):
   Product sales                                       (euro)5,227       (euro)6,060     (euro)5,353
   Services                                                    986               819             707
                                                          -------------   -------------   ------------
 Total revenues                                              6,213             6,879           6,060
                                                          -------------   -------------   ------------
 Cost of revenues:
   Product sales                                             2,871             3,336           2,797
   Services                                                    737               658             538
                                                          -------------   -------------   ------------
 Total cost of revenues                                      3,608             3,994           3,335
                                                          -------------   -------------   ------------
 Gross profit                                                2,605             2,885           2,725
                                                          -------------   -------------   ------------
 Operating expenses:
   Research and development                                    325               470             425
   Selling and marketing                                       628               718             770
   General and administrative                                  852               892             882
                                                          -------------   -------------   ------------
 Total operating expenses                                    1,805             2,080           2,077
                                                          -------------   -------------   ------------
 Operating income                                              800               805             648
 Financial income, net (Note 13)                                 6                 7               9
                                                          -------------   -------------   ------------
 Income before taxes on income                                 806               812             657
 Income taxes (Note 9)                                         183               185             131
                                                          -------------   -------------   ------------
 Net income                                            (euro)  623         (euro)627       (euro)526
                                                          =============   =============   ============
 Basic and diluted net earnings per share              (euro) 41.4        (euro)41.7     (euro)34.95
                                                          =============   =============   ============
 Weighted  average  number of shares used in
 computing basic and diluted net earnings per share         15,052            15,052          15,052
                                                          =============   =============   ============


The accompanying notes are an integral part of the financial statements.

                                                                     JUSAN, S.A.
--------------------------------------------------------------------------------
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Euros in thousands

                                                                                           Total
                                                             Share        Retained     shareholders'
                                                            Capital       earnings        equity
                                                         ------------- -------------- ---------------
 Balance as of January 1, 2001 (unaudited)               (euro)63     (euro)1,934    (euro)1,997
   Dividends                                                    -            (120)          (120)
   Net income                                                   -             623            623
                                                         ------------- -------------- ---------------
 Balance as of December 31, 2001 (unaudited)                   63           2,437          2,500
   Dividends                                                    -            (680)          (680)
   Net income                                                   -             627            627
                                                         ------------- -------------- ---------------
 Balance as of December 31, 2002                               63           2,384          2,447
   Dividend paid                                                -            (100)          (100)
   Accrued dividend                                             -            (100)          (100)
   Net income                                                   -             526            526
                                                         ------------- -------------- ---------------
 Balance as of December 31, 2003                         (euro)63     (euro)2,710    (euro)2,773
                                                         ============= ============== ===============




The accompanying notes are an integral part of the financial statements.

                                                                     JUSAN, S.A.
STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
Euros in thousands

                                                                    Year ended December 31,
                                                          --------------------------------------------
                                                              2001            2002            2003
                                                          -------------   -------------   ------------
                                                            Unaudited
                                                          -------------
 Cash flows from operating activities:
 -------------------------------------
 Net income                                              (euro)   623     (euro)   627    (euro)   526
 Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
   Depreciation                                                    48               63              64
   Decrease (increase) in trade receivables                        71             (236)           (154)
   Decrease (increase) in other accounts receivable
    and prepaid expenses                                           31              (51)             22
   Decrease (increase) in inventories                             270             (252)            107
   Increase (decrease) in trade payables                          422             (264)            172
   Increase (decrease) in accrued expenses and other
    liabilities                                                   176             (218)            (78)
   Increase in deferred revenues                                    -              126             106
                                                          -------------   -------------    -----------
 Net cash provided by (used in) operating activities            1,641             (205)            765
                                                          -------------   -------------    -----------
 Cash flows from investing activities:
 -------------------------------------
 Investment in short-term bank deposits                        (1,103)             702             (48)
 Purchase of property and equipment                               (62)             (94)            (24)
                                                          -------------   -------------   ------------
 Net cash provided by (used in) investing activities           (1,165)             608             (72)
                                                          -------------   -------------   ------------
 Cash flows from financing activities:
 -------------------------------------
 Dividend paid                                                   (120)           (680)            (100)
 Short-term bank debt                                            (129)            (61)              22
                                                          -------------   -------------   ------------
 Net cash used in financing activities                           (249)           (741)             (78)
                                                          -------------   -------------   ------------
 Increase (decrease) in cash and cash equivalents                 227            (338)             615
 Cash and cash  equivalents  at the  beginning
   of the year                                                    449             676              338
                                                          -------------   -------------   ------------

 Cash and cash equivalents at the end of the year        (euro)   676     (euro)  338     (euro)   953
                                                          =============   =============   ============

Non-cash financing information:
-------------------------------
 Accrued dividend                                                   -               -     (euro)   100
                                                          =============   =============   ============
 Supplemental disclosure of cash flows activities:
 -------------------------------------------------
   Cash paid during the year for:
   Interest                                              (euro)     7     (euro)    9     (euro)     8
                                                          =============   =============   ============

   Income taxes                                          (euro)    82     (euro)  183     (euro)   184
                                                          =============   =============   ============


The accompanying notes are an integral part of the financial statements.

                                                                     JUSAN, S.A.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Euros in thousands

NOTE 1:- ORGANIZATION AND OPERATIONS

     a. JUSAN, S.A. ("the Company") was incorporated in Spain on June 19, 1959. The Company is engaged in development, manufacturing and assembly, sales and distribution, and maintenance of vocal server and call billing applications, as well as is in the television rental business.

     b.   The Company has two major customers (see also Note 12a).


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

     The financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP").

     a.   Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     b.   Financial statements in euros

          Monetary accounts maintained in currencies other than the Euro are remeasured into Euros in accordance with Statement of Financial Accounting Standard No. 52, "Foreign Currency Translation" ("SFAS No. 52"). All effects of foreign currency remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

     c.   Cash equivalents:

          The  Company  considers  all  highly  liquid  investments   originally
          purchased with maturities of three months or less to be cash equivalents.

     d.   Short-term bank deposits:

          Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in Euro and bear interest at an average rate of 2%. The short-term deposits are presented at their cost, including accrued interest.

     e.   Inventories:

          Inventories are stated at the lower of cost or market value. Cost is determined as follows: Raw materials, parts and supplies -using the weighted average cost method. Work in progress and finished products are recorded on the basis of direct manufacturing costs. Inventories write-offs are provided to cover risks arising from slow moving items or technological obsolescence.

                                                                     JUSAN, S.A.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Euros in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     f.   Property and equipment:

          Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, over the estimated useful lives of the assets, at the following annual depreciation rates:

                                                                   %
                                                          ---------------------

                  Computers and peripheral equipment               33
                  Office furniture and equipment                   20
                  Motor vehicles                                   20

          The Company's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long- Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

     g.   Research and development costs:

          Research and development costs, are charged to the Statement of Operations as incurred. Statement of Financial Accounting Standard No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No. 86"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

          Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed.

     h.   Income taxes:

          The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred tax assets to their estimated realizable value.

                                                                     JUSAN, S.A.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Euros in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     i.   Revenue recognition:

          The Company generates revenues from selling software-based products through resellers and distributors who are considered end-users. The Company also generates revenues from rendering maintenance and support services.

          Revenues are recognized when all criteria outlined in Statement of Position No. 97-2 "Software Revenue Recognition" ("SOP No. 97-2") as amended are met. Revenue from products is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable.

          Where the arrangements involve multiple elements, revenue is allocated to each element based on vendor specific objective evidence ("VSOE") of the relative fair values of each element in the arrangement, in accordance with the "residual method" prescribed by SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition With Respect to Certain Transactions". The VSOE used by the Company to allocate the sales price to support services and maintenance is based on the renewal rate charged when these elements are sold separately. Revenues from products are recorded based on the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements, and (2) all revenue recognition criteria of SOP No. 97-2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

          Provision for returns as of December 31, 2003 in the amount of (euro) 7 is determined principally on the basis of past experience.

          Revenues from maintenance and support services are recognized over the life of the maintenance agreement or at the time support services are rendered.

          Deferred revenues include unearned amounts received under maintenance and support contracts, not yet recognized as revenues.

     j.   Warranty costs:

          The Company provides free warranty for up to one year. A provision as of December 31, 2003 in the amount of (euro) 18 is recorded for probable costs in connection with these services based on the Company's experience.

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

                                                                     JUSAN, S.A.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Euros in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     k.   Fair value of financial instruments:

          The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, other accounts receivable and trade payables approximate their fair value, due to the short-term maturity of such instruments.

     l.   Concentrations of credit risk:

          Financial   instruments  that  potentially   subject  the  Company  to
          concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits and trade receivables.

          Cash and cash equivalents and short-term bank deposits are deposited with major banks in Spain. Management believes that the financial institutions that hold the Company's investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

          The trade receivables of the Company are mainly derived from sales to customers in Spain and Europe (see Note 12a). The Company performs ongoing credit evaluations of its customers. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection according to management estimates. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

          The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

     m.   Basic and diluted net earnings per share:

          Basic net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus potential ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS No. 128").

     n.   Reclassification:

          Certain amounts from prior years have been reclassified to conform the current year's presentation. The reclassification had no effect on previously reported net loss, shareholders' equity or cash flows.

                                                                     JUSAN, S.A.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Euros in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     o.   Impact of recently issued accounting standards:

          In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 ("the interpretation"). In general, a variable interest entity (VIE) is an entity that has (1) insufficient amount of equity for the entity to carry on its principal operations, without additional subordinated financial support from other parties, (2) equity investors that as a group do not have the ability through voting or similar rights to make decisions about the entity's activities, or (3) investors that as a group do not have the obligation to absorb the entity's losses or have the right to receive the benefits of the entity. The interpretation requires the consolidation of a VIE by the primary beneficiary. The primary beneficiary is the entity that absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Presently, entities are generally consolidated by an enterprise that has a controlling financial interest through ownership of a majority voting interest in the entity.

          The Company's management believes that this standard will have no effect on the Company.


NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                          December 31,
                                                 ------------------------------
                                                     2002             2003
                                                 -------------    -------------

              Government authorities                (euro)201        (euro)191
              Employee advances                            34               33
              Deposits                                     16               16
              Other                                        11                -
                                                 -------------    -------------
                                                    (euro)262        (euro)240
                                                 =============    =============


NOTE 4:-    INVENTORIES

              Raw materials                         (euro)551        (euro)489
              Work in progress                             38               23
              Finished products                           311              281
                                                 -------------    -------------
                                                    (euro)900        (euro)793
                                                 =============    =============

                                                                     JUSAN, S.A.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Euros in thousands

NOTE 5:- PROPERTY AND EQUIPMENT, NET

                                                              December 31,
                                                   -----------------------------
                                                       2002             2003
                                                   -------------    ------------
     Cost:
       Computers and peripheral equipment         (euro) 140        (euro) 152
       Office furniture and equipment                    285               294
       Motor vehicles                                    100               103
       Leasehold improvements                            140               140
                                                   -------------   -------------
                                                         665               689
                                                   -------------   -------------
     Accumulated depreciation:
       Computers and peripheral equipment                 97               127
       Office furniture and equipment                    243               265
       Motor vehicles                                     67                79
       Leasehold improvements                            140               140
                                                   -------------   -------------
                                                         547               611
                                                   -------------   -------------
     Depreciated cost                             (euro) 118        (euro)  78
                                                   =============   =============

     Depreciation expenses for the years ended December 31, 2001, 2002 and 2003 were (euro) 48, (euro) 63 and (euro) 64, respectively.


NOTE 6:- SHORT-TERM BANK DEBT

     The Company has a short-term bank debt in the amount of (euro)38, bearing interest of 3.5%.


NOTE 7:- ACCRUED EXPENSES AND OTHER LIABILITIES

                                                         December 31,
                                                -------------------------------
                                                     2002             2003
                                                --------------   --------------

        Employees and payroll accruals         (euro)  53        (euro) 55
        Income tax payable                            184              131
        Government authorities                        131              104
        Accrued dividends                               -              100
        Warranty costs                                 18               18
                                                --------------   --------------
                                               (euro) 386       (euro) 408
                                                ==============   ==============

                                                                     JUSAN, S.A.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Euros in thousands

NOTE 8:- CONTINGENT LIABILITIES AND COMMITMENTS

     The facilities of the Company are rented under operating leases for periods ending in 2006.

     Future minimum lease commitments under non-cancelable operating leases as of December 31, are as follows:

           2004      (euro) 140
           2005              92
           2006              35
                    ---------------
                     (euro) 267
                    ===============

     Rent expenses for years ended December 31, 2001, 2002, and 2003, were approximately (euro) 141, (euro) 142 and (euro) 152, respectively.


NOTE 9:- TAXES ON INCOME

     Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations, is as follows:

                                                                      Year ended December 31,
                                                               ---------------------------------------
                                                                   2001         2002         2003
                                                               ------------  -----------  ------------
                                                                Unaudited
                                                               ------------
             Income before taxes as reported
               in the statements of operations                  (euro)806     (euro)812    (euro)657
                                                               ============  ===========  ============
             Tax rates                                                 35%           35%          35%
                                                               ============  ===========  ============
             Theoretical tax benefit                            (euro)282     (euro)284    (euro)230
             Decrease in taxes resulting from:
             Tax deduction for development                            (99)          (99)         (99)
                                                               ------------  -----------  ------------
             Taxes on income (tax benefit) as reported
              in the statements of operations                   (euro)183     (euro)185    (euro)131
                                                               ============  ===========  ============

     Under the current tax legislation, 35% of development expense can be deducted from the income tax with the limits of 45% of the theoretical tax benefits. In 2001 and 2002 this limit was 35%.

     All the income before income taxes is domestic. Income taxes include only current tax expenses.

                                                                     JUSAN, S.A.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Euros in thousands (except per share data)

NOTE 10:- RELATED PARTIES TRANSACTIONS

     The balances with and the revenues derived from related parties were as follows:

     a.   Payments to related parties:

                                        Year ended December 31,
                                 --------------------------------------
                                    2001         2002          2003
                                 -----------  -----------   -----------
                                 Unaudited
                                 -----------
          Wages                  (euro)295    (euro)274     (euro)308
                                 ===========  ===========   ===========

          In 2002 and 2003, the balance with personnel reflects short-term debt.

     b.   Transactions with related parties were as follows:

                                                              Year ended December 31,
                                                      ----------------------------------------
                                                          2001          2002          2003
                                                      ------------  -------------  -----------
                                                       Unaudited
                                                      ------------
         Sales through related parties                (euro)  -      (euro) -      (euro) 15
                                                      ============  =============  ===========
         Amounts charged by related parties:
           Cost of revenues                           (euro)117      (euro)80      (euro)205
                                                      ============  =============  ===========

     c.   Amounts receivable from and payables to related parties:

                                                         December 31,
                                                 ------------------------------
                                                     2002             2003
                                                 -------------    -------------
          Receivables:
            Mer Telemagement Solutions             (euro)1        (euro)  9
                                                 =============    =============
          Payables:
            Beheer                                 (euro)-        (euro)128
                                                 =============    =============


NOTE 11:- SHAREHOLDERS' EQUITY

     a.   Share capital:

          The ordinary shares entitle their holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

     b.   Dividends:

          On October 31, 2003 the General Meeting of Shareholders approved to pay dividend of (euro) 200 ((euro) 13.29 per share) of which (euro) 100 has been paid during the year. The remaining amount of (euro) 100 is included in accrued expenses and other liabilities include accrued dividend to one of the shareholders as of December 31, 2003.

                                                                     JUSAN, S.A.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Euros in thousands

NOTE 11:- SHAREHOLDERS' EQUITY (Cont.)

     c.   Legal reserve

          As established by the Spanish Companies' Act, 10% of profits must be allocated to the legal reserve, until such reserve is equal to 20% of share capital. The legal reserve can only be used to compensate for losses or to increase capital.


NOTE 12:- SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

     a.   Major customers as a percentage of total revenues:

                                              Year ended December 31,
                                     ------------------------------------------
                                         2001          2002           2003
                                     ------------   -----------    ------------
                                      Unaudited
                                     ------------
                                                         %
                                     ------------------------------------------
          Adictis                           -              3%            13%
          Telefonica de Espana              7%             3%            10%


     b. The following is a summary of revenues within geographic areas based on end customer location:

                                              Year ended December 31,
                                     ------------------------------------------
                                         2001          2002           2003
                                     ------------   -----------    ------------
                                      Unaudited
                                     ------------
          Spain                     (euro)4,016    (euro)4,335    (euro)3,360
          European Community              1,902          2,067          2,179
          Other                             295            477            521
                                     ------------   -----------    ------------
                                    (euro)6,213    (euro)6,879    (euro)6,060
                                     ============   ===========    ============


NOTE 13:- SELECTED STATEMENTS OF OPERATIONS DATA

            Financial income, net
                                               Year ended December 31,
                                      ------------------------------------------
                                          2001          2002           2003
                                      ------------   -----------    ------------
                                       Unaudited
                                      ------------
            Financial expenses:
            Interest expenses          (euro)  7      (euro)  9       (euro) 5
            Other expenses                    12             13              8
                                      ------------   -----------    ------------
                                              19             22             13
                                      ------------   -----------    ------------
            Financial income:
            Interest income                   25             29             22
                                      ------------   -----------    ------------
            Financial income, net       (euro) 6       (euro) 7       (euro) 9
                                      ============   ===========    ============



                          -------------------------

                               S I G N A T U R E S

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                            MER TELEMANAGEMENT SOLUTIONS LTD.


                                            By: /s/Eytan Bar
                                                ------------
                                                Eytan Bar
                                                Chief Executive Officer



                                            By: /s/Yossi Brikman
                                                ----------------
                                                Yossi Brikman
                                                Chief Financial Officer



Dated: June 24, 2004