Form 20-F
period 2004-12-31
MER TELEMANAGEMENT SOLUTIONS LTD
filed 2005-06-30
CIK 1025561

SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 20-F

      |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

      |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2004

                                       OR

      |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
              For the transition period from _________ to _________

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

      Ordinary Shares, par value NIS 0.01 per share ............ 4,638,004
                            (as of December 31, 2004)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes  X      No
                                   ----       ----

Indicate by check mark which financial statement item the registrant has elected to follow:

                             Item 17      Item 18  X
                                                 ----

This Report on Form 20-F is incorporated by reference into our Form F-3 Registration Statement File No. 333-11644 and into our Form S-8 Registration Statements File No. 333-12014 and 333-123321.

                                  INTRODUCTION

      Mer Telemanagement Solutions Ltd. is a total solutions provider in the telecom expense and billing arenas. We design, develop, market and support a comprehensive line of telecommunication management, expense management and customer care and billing, or CC&B, solutions that enable business organizations and other enterprises to improve the efficiency and performance of their Internet Protocol, or IP, operations and to significantly reduce associated costs. Our products include call accounting and management products, fault management systems and Web-based management solutions for converged voice, voice over IP, IP data and video and CC&B solutions. These products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, detect and report the abuse and misuse of telephone networks, monitor and detect hardware and software faults in telecommunications networks and generate telecommunications usage information for use in the management of an enterprise. We were among the first to offer PC-based call accounting systems when we introduced our TABS product in 1985. To date, over 60,000 TABS call accounting systems have been sold to end-users in more than 60 countries.

      Since our public offering in May 1997, our ordinary shares have been listed on the NASDAQ Stock Market (symbol: MTSL). As used in this annual report, the terms "we," "us" and "our" mean Mer Telemanagement Solutions Ltd. and its subsidiaries, unless otherwise indicated.

      Except for the historical information contained in this annual report, the statements contained in this annual report are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms "anticipate," "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. "Key Information - Risk Factors"

      We have obtained trademark registrations for TABS by MER(R), TABS.IT(TM), eTABS(TM), VoIPTABS(TM), wTABS(TM), FaciliTRAK(TM), TABSbill(TM), TOPS(TM) and PMSi(TM). We have been using "Application Suite" as a trade name for our suite of modules for a comprehensive telecommunications management solution. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

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

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

PART I........................................................................5

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..............5
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE............................5
ITEM 3.    KEY INFORMATION....................................................5
             A. Selected Financial Data.......................................5
             B. Capitalization and Indebtedness...............................6
             C. Reasons for the Offer and Use of Proceeds.....................6
             D. Risk Factors..................................................6
ITEM 4.    INFORMATION ON THE COMPANY........................................18
             A. History and Development of the Company.......................18
             B. Business Overview............................................20
             C. Organizational Structure.....................................29
             D. Property, Plants and Equipment...............................30
ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS......................30
             A. Operating Results............................................36
             B. Liquidity and Capital Resources..............................42
             C. Research and Development.....................................43
             D. Trend Information............................................44
             E. Off-Balance Sheet Arrangements...............................44
             F. Tabular Disclosure of Contractual Obligations................44
ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES........................45
             A. Directors and Senior Management..............................45
             B. Compensation.................................................47
             C. Board Practices..............................................48
             D. Employees....................................................54
             E. Share Ownership..............................................55
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.................59
             A. Major Shareholders...........................................59
             B. Related Party Transactions...................................60
             C. Interests of Experts and Counsel.............................60
ITEM 8.    FINANCIAL INFORMATION.............................................60
             A. Consolidated Statements and Other Financial Information......60
             B. Significant Changes..........................................61
ITEM 9.    THE OFFER AND LISTING.............................................61
             A. Offer and Listing Details....................................61
             B. Plan of Distribution.........................................62
             C. Markets......................................................62
             D. Selling Shareholders.........................................62
             E. Dilution.....................................................62
             F. Expense of the Issue.........................................62
ITEM 10.   ADDITIONAL INFORMATION............................................63
             A. Share Capital................................................63

             B. Memorandum and Articles of Association.......................63
             C. Material Contracts...........................................66
             D. Exchange Controls............................................66
             E. Taxation.....................................................66
             F. Dividend and Paying Agents...................................80
             G. Statement by Experts.........................................81
             H. Documents on Display.........................................81
             I. Subsidiary Information.......................................81
ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS.......81
ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES............82

PART II......................................................................82

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...................82
ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
           USE OF PROCEEDS...................................................82
ITEM 15.   CONTROLS AND PROCEDURES...........................................82
ITEM 16.   [RESERVED]........................................................83
ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT..................................83
ITEM 16B.  CODE OF ETHICS....................................................83
ITEM 16C.  PRINCIPAL ACCOUNTING FEES AND SERVICES............................83
ITEM 16D.  EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR
           AUDIT COMMITTEE...................................................84
ITEM 16E.  PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES
           AND PURCHASERS....................................................84

PART III.....................................................................85

ITEM 17.   FINANCIAL STATEMENTS..............................................85
ITEM 18.   FINANCIAL STATEMENTS..............................................85
ITEM 19.   EXHIBITS..........................................................86

SIGNATURES...................................................................88

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3.  KEY INFORMATION

A.    SELECTED FINANCIAL DATA

      The following selected consolidated financial data for and as of the five years ended December 31, 2004 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our audited consolidated financial statements with respect to the three years ended December 31, 2004 and as of December 31, 2003 and 2004 appear elsewhere in this Annual Report. Our selected consolidated financial data as of December 31, 2002, 2001 and 2000 and for the years ended December 31, 2001 and 2000 have been derived from audited consolidated financial statements not included in this Annual Report. The selected consolidated financial data set forth below should be read in conjunction with Item 5. "Operating and Financial Review and Prospects," and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Operations Data:

                                                                        Year Ended December 31,
                                                    ----------------------------------------------------------------
                                                      2000          2001          2002          2003          2004
                                                    --------      --------      --------      --------      --------
                                                                   (in thousands, except per share data)
Revenues .........................................  $ 11,067      $ 10,725      $  9,787      $  9,230      $  9,413
Cost of revenues .................................     2,842         2,552         1,896         1,849         2,814
                                                    --------      --------      --------      --------      --------
Gross profit .....................................     8,225         8,173         7,891         7,381         6,599
Selling and marketing ............................     4,853         4,911         3,954         3,916         6,300
Research and development, net ....................     4,039         3,562         2,127         1,825         2,362
General and administrative .......................     1,845         1,943         1,858         1,830         2,101
In process research and development write-
    off ..........................................       945            --            --            --            --
                                                    --------      --------      --------      --------      --------
Operating loss ...................................    (3,457)       (2,243)          (48)         (190)       (4,164)
Financial income, net ............................       374           138           134           124            78
Other income (expenses) ..........................     1,591          (654)         (140)            6            --
                                                    --------      --------      --------      --------      --------
Loss before taxes ................................    (1,492)       (2,759)          (54)          (60)       (4,086)
Taxes on income (tax benefit) ....................      (155)           16            52           198           266
                                                    --------      --------      --------      --------      --------

Net Loss before equity in earnings of affiliate ..    (1,337)       (2,775)         (106)         (258)       (4,352)
Equity in earnings of affiliate ..................        66           221           236           345           225
                                                    --------      --------      --------      --------      --------
Net income (loss) ................................  $ (1,271)     $ (2,554)     $    130      $     87      $ (4,127)
                                                    ========      ========      ========      ========      ========
Basic net earnings (loss) per share ..............  $  (0.26)     $  (0.53)     $   0.03      $   0.02      $  (0.89)
                                                    ========      ========      ========      ========      ========
Diluted net earnings (loss) per share ............  $  (0.26)     $  (0.53)     $   0.03      $   0.02      $  (0.89)
                                                    ========      ========      ========      ========      ========

Balance Sheet Data:

                                                                           As of December 31,
                                                    ----------------------------------------------------------------
                                                      2000          2001          2002          2003          2004
                                                    --------      --------      --------      --------      --------
Working capital ..................................  $ 10,342      $  9,060      $  9,244      $  9,437      $  2,773
Total assets .....................................    21,812        18,095        17,707        18,182        15,323
Long-term loans ..................................        84            13             8            --            --
Shareholders' equity .............................    16,497        13,856        14,013        14,464        10,657

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

      We have incurred operating losses in each of the five last fiscal years and we cannot assure you that we will be able to achieve or sustain profitable operations in the future. To the extent that we continue to incur operating losses, we may not have sufficient working capital to fund our operations in the future. If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce level of expenditure. There can be no assurance that such financing will be available in the future, or, if available, will be on terms satisfactory to us.

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

      Due to all of the foregoing, we cannot predict revenues for any future quarter with any significant degree of accuracy. Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and you should not rely upon them as indications of future performance. We have experienced revenue decline in the past and we cannot assure you that we will be able to achieve revenue growth in the future.

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

      In recent years we have derived substantially all of our revenues from our TABS.IT call accounting and billing products. We have implemented a new strategy that has led to the development and introduction of our Application Suite. The Application Suite is built on the Microsoft.Net platform and establishes a framework for us to provide customized solutions that include customer care and billing, in addition to the traditional telemanagement solutions. The main functions of our TABS.IT and the WinTrak family of products were incorporated into the Application Suite. Our future financial performance will depend, in significant part, on the successful development, introduction, marketing and customer acceptance of the Application Suite and related telemanagement products. Except for a slight increase in revenues in the 2004 fiscal year, our revenues have declined each year since 1999 and there can be no assurance that the market for these products will grow in the future. If the market for the Application Suite and related telemanagement products fails to return to previous levels, or grows more slowly than we currently anticipate, our business, operating results and financial condition would be materially and adversely affected.

We depend on business telephone system manufacturers, vendors and distributors for our sales.

      One of the primary distribution channels for our call accounting management products are private branch exchange, or PBX, original equipment manufacturers, or OEMs, and vendors who market our products to end-users in conjunction with their own products. We have entered into partnership agreements with each of NEC and Avaya for the integration of our products with their own products and the marketing of the integrated product. Sales by PBX manufacturers and vendors have declined markedly in the recent past, and no assurance can be given that sales through this channel will recover. Our success will be dependent to a substantial degree on the marketing and sales efforts of such third parties in marketing products integrating our products. There can be no assurance that these customers will give priority to the sale of our products as an enhancement to their products. Although most of the major business telephone switching systems manufacturers and vendors currently rely on third-party suppliers to provide call accounting and other telemanagement products, no assurance can be given that these manufacturers and vendors, including our current customers, will not develop their own competing products or purchase competing products from others.

      We are highly dependent upon the active marketing and distribution efforts of our PBX OEM's. In 2002, 2003 and 2004, our three major OEMs, Siemens Gmbh, Philips Communications Systems B.V. and Ericsson, generated 46.0%, 51.0% and 47.0% of our consolidated revenues respectively. The percentage of sales attributable to each of these OEMs in each of the three years ended December 31, 2004 follows:

                                         2002         2003         2004
                                       -------      -------      -------
Siemens..........................        36.0%        40.0%        38.0%
Philips..........................         6.0%         7.0%         5.0%
Ericsson.........................         4.0%         4.0%         4.0%

      Because we sell our products through local master distributors in countries where we do not have a marketing subsidiary, we are highly dependent upon the active marketing and distribution efforts of our distributors. We also depend in large part upon our distributors for product maintenance and support. There can be no assurance that our distributors will continue to provide adequate maintenance and support to end-users or will provide maintenance and support for new products, which might cause us to seek new or additional distributors or incur additional service and support costs. The distributors to whom we sell our products are generally not contractually required to make future purchases of our products and could, therefore, discontinue carrying our products at any time. None of our distributors or resellers are subject to any minimum purchase requirements under their agreements with us. There can be no assurance that we will continue our relationships with our OEM customers or, if such relationships are not maintained, that we would be able to attract and retain comparable PBX original equipment manufacturers. The loss of any of our major reseller or OEM relationships, either to competitive products offered by other companies or products developed by such resellers, would have a material adverse effect on our business, financial condition and results of operations. Our future performance will depend, in part, on our ability to attract additional PBX manufacturers and vendors that will be able to market and support our products effectively, especially in markets in which we have not previously distributed our products.

We have recently acquired certain assets of Teleknowledge Group Ltd., and there can be no assurance that we will successfully integrate their products.

      In December 2004, we completed the acquisition of certain assets and liabilities of Teleknowledge Group Ltd., or Teleknowledge, a provider of carrier class billing and related solutions. The acquisition of the Teleknowledge billing solution enables us to offer an end-to-end customer care and billing solution, including pre/post paid billing, Web self-care, assets management, partner management, help desk and order management modules. These products offer a complimentary solution to our own products. There can be no assurance that we will successfully integrate the Teleknowledge products into our products.

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

      We are based in Israel and generate a large percentage of our sales outside the United States. Our sales in the United States accounted for 66.0%, 53.0% and 53.0% of our total revenues for the years ended December 31, 2002, 2003 and 2004, respectively. Although we continue to expand our international operations and commit significant management time and financial resources to developing direct and indirect international sales and support channels , we cannot be certain that we will be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition will be materially and adversely affected.

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

      Mr. Chaim Mer, our Chairman, and his wife, Dora Mer, currently control the vote of approximately 41.81% of our outstanding ordinary shares, and Isaac Ben-Bassat, one of our directors, is the owner of 14.40% of our outstanding ordinary shares.

      As a result, such persons control and will continue to control the election of our entire Board of Directors other than our two outside directors and generally have the ability to direct our business and affairs.

We are subject to risks arising from product defects and potential product liability.

      We provide free warranty and support for up to one year for end-users and up to 15 months for our OEM distributors. Our sales agreements typically contain provisions designed to limit our exposure to potential product liability or related claims. The limitation of liability provisions contained in our agreements may not be effective. Our products are used by businesses to reduce communication costs, recover charges payable by third parties and prevent abuse and misuse of telephone networks and, as a result, the sale of products by us may entail the risk of product liability and related claims. A product liability claim brought against us could have a material adverse effect upon our business, operating results and financial condition. Products such as those offered by us may contain undetected errors or failures when first introduced or when new versions are released. Despite our testing and testing by current and potential customers, there can be no assurance that errors will not be found in new products or releases after commencement of commercial shipments. The occurrence of these errors could result in adverse publicity, loss of or delay in market acceptance or claims by customers against us, any of which could have a material adverse effect upon our business, operating results and financial condition.

Risk Factors Related to Our Ordinary Shares

We are classified as a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

      Holders of our ordinary shares who are United States residents face income tax risks. There is a substantial risk that we are a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. For U.S. Federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset, which produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC in 2004 under a literal application of the asset test described above, which looks solely to the market value. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. United States residents should carefully read "Item 10E. Additional Information - Taxation, United States Federal Income Tax Consequences" for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

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

      We do not anticipate paying cash dividends in the foreseeable future. Our Board of Directors will decide whether to declare any cash dividends in the future based on the conditions then existing, including our earnings and financial condition. According to the Israeli Companies Law, a company may distribute dividends out of its profits (within the meaning of the Israeli Companies Law), so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

      Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new Securities and Exchange Commission regulations and NASDAQ Stock Market rules, are creating uncertainty for companies such as ours. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities, which could harm our operating results and business prospects.

The implementation of SFAS No. 123(R), which will require us to record compensation expense in connection with equity share based compensation as of the first quarter of 2006, may reduce our profitability.

      On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123(R), which is a revision of SFAS No. 123. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized on the basis of their fair values while SFAS No. 123(R) requires, as of the first quarter of 2006, all share-based payments to employees to be recognized on the basis of their fair values. SFAS No. 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The adoption of SFAS No. 123(R) may have a significant effect on our results of operations in the future; however, the impact of its adoption cannot be predicted at this time. In addition, such adoption could limit our ability to use stock options as an incentive and retention tool, which could, in turn, negatively impact our ability to recruit employees and retain existing employees.

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

      Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses had, and may in the future continue to have, an adverse impact on our operations, our financial results or the expansion of our business. No predictions can be made as to whether or when a final resolution of the area's problems will be achieved or the nature thereof and to what extent the situation will impact Israel's economic development or our operations.

Political trade relations could limit our ability to sell or buy internationally.

      We could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. To date, these measures have not had a material adverse affect on our business. However, there can be no assurance that restrictive laws, policies or practices towards Israel or Israeli businesses will not have an adverse impact on our business.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

      Many of our directors, officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

The economic conditions in Israel have not been stable in recent years.

      In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Although economic activity in Israel has improved recently, our operations could be adversely affected if the economic conditions in Israel begin to deteriorate once again. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers.

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

      We have benefited from certain Israeli Government grants, programs and tax benefits. To remain eligible for these grants, programs and tax benefits, we must comply with certain conditions, including making specified investments in fixed assets from our own equity and paying royalties with respect to grants received. In addition, some of these programs restrict our ability to manufacture particular products and to transfer particular technology outside of Israel. If we do not meet these conditions in the future, the benefits we received could be canceled and we may have to refund payments previously received under these programs or pay increased taxes. The Government of Israel has reduced the benefits available under these programs in recent years and these programs and tax benefits may be discontinued or curtailed in the future. While we do not expect to receive any grants during 2005, we may apply for grants in 2006.

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

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

      We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, each shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company's articles of association, increases in a company's authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

ITEM 4.  INFORMATION ON THE COMPANY

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

      We are a total solutions provider in the telecom expense and billing arenas. We design, develop, market and support a comprehensive line of telecommunication management, expense management and customer care and billing, or CC&B, solutions that enable business organizations and other enterprises to more effectively manage and optimize the use of their communication resources. Our products include call accounting and management products, fault management systems and Web-based management solutions for converged voice, voice over IP, or VoIP, IP data and video and CC&B solutions. These products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, detect and report the abuse and misuse of telephone networks, monitor and detect hardware and software faults in telecommunications networks and generate telecommunications usage information for use in the management of an enterprise. We were among the first to offer PC-based call accounting systems when we introduced our TABS product in 1985. To date, over 60,000 TABS call accounting systems have been sold to end-users in more than 60 countries. In addition, approximately 1,000 WinTrak systems (which we acquired from IntegraTRAK, Inc. in April 2000) have been sold in the United States market since 1985. Although we are no longer marketing WinTRAK, we continue to support this product.

      Call accounting systems afford businesses easy access to complete information on telephone usage, including the dialed number, calling extension, call duration, time of day, destination, trunk line usage, cost of each call and multi-carrier analysis. We started developing the TABS line of call accounting products for the DOS operating system and have upgraded and re-written our call accounting and management systems as the industry and technology advanced providing full compatibility to support the Windows operating systems and most versions of Windows NT. As our sales of TABS were worldwide, we needed to have a flexible and easily updated set of pricing tables to accommodate the different pricing schemes and modes used worldwide and with different carriers. As enterprises expanded and required information from their remote sites, so TABS has expanded to accommodate their needs by providing multi-site solutions and supporting most business telephone switching systems currently available for sale. The solutions are capable of monitoring up to 100,000 extensions. The Application Suite provides for an unlimited number of extensions, subject to the capabilities of the customer's hardware, as well as an unlimited number of remote sites. The sites can be monitored from a browser at any point as the application is web based. Various modules were developed to service the needs of different vertical markets such as our PMSi module for the hotel industry and a solution for performing tie-line reconciliation for organizations and utilities having multiple PBXs. TRAK-View, our fault management system, provides an enterprise with early warning problem detection and prevention for multi-site and multi-vendor networks including PBXs. In 1998, we introduced IP.TRAK, a Web-based call accounting and management system that was built on the original model and principles of TABSweb(TM). IP.TRAK was designed to harness the power of the Internet for the needs of Information Technology managers through its ability to access reports using a standard Internet browser. We then added additional modules that could collect the information from routers, firewalls and gateways. These additional modules provided tools for a comprehensive communications management system. We were able to collect additional data from files, FTP servers, VoIP, and external buffers. We then merged the functionality of PBX systems and IP networks to provide a unified management solution for multiple communication platforms from different vendors supporting voice, VoIP, video and data communications.

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

      In December 2004 we completed the acquisition of certain assets and liabilities of TeleKnowledge Group Ltd., or TeleKnowledge, a provider of carrier class billing and related solutions. In connection with the acquisition, we paid an initial consideration of $2.374 million in cash and agreed to pay additional contingent consideration of up to $3.65 million over a period of three years based on post acquisition revenue performance. The acquisition of the Teleknowledge billing solution enables us to offer an end-to-end customer care and billing solution, including pre/post paid billing, Web self-care, assets management, partner management, help desk and order management modules.

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

      A new trend that is becoming popular is telephony over the Internet, which provides voice communications using the Internet. Although the cost of these calls is insignificant, as most companies or enterprises already have the infrastructure in place, it is important to keep track of the calls for marketing purposes, security, or even just to increase worker productivity. Skypes is an example of one of these services using computer to computer communications. Others such as Cisco, Mera, ArelNet, Radvision use gateways, while other PBX manufacturers use special line cards in the PBX to connect to the Internet and provide this service, which is known as Voice over the Internet protocol (VoIP). We provide telemanagement and billing solutions for these new services. Another area used in conjunction with these new services is "pre-paid," which allows a customer to buy a certain amount of time (expressed as a function of money) either from the web or through the purchase of a "scratch" card (which contains an account or Personal Identification Number
(PIN) and units of time) and debits the account with each usage.

      Another new area for which we have already prepared billing solutions is WiFi or "hot-spots", which are being installed in public places, such as airports, hotels, universities and coffee houses. This enables the user's account to be charged for any usage of the service by the user while connected to these devices.

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

      The WinTRAK family of products is MTS IntegraTrak's telemanagement solution that has been sold in the United States market since 1985. After incorporating all the functionality of WinTRAK, we migrated TABS.IT for use in the United States in 2002. Although we are no longer marketing WinTRAK, we continue to support this product.

Application Suite

      The Application Suite is an integrated, customized solution to manage and control the entire communications network, from internal IT operations to complete IT service management and CC&B solutions. The Application Suite implements and monitors real time performance and usage defined by the organization to maintain budget control, usage performance and system health, and utilized by service providers for converged pre and post paid billing. The system's flexible architecture enables organizations, service providers, Internet service providers and operators to effectively manage their entire billing process, adding on capabilities as their business grows, in accordance with customer's requests, special projects or market trends. Utilizing its web-based user centric capabilities, the platform provides its users, including administrators, employees, and customers, with a single easy-to-use interface self provisioning customer care, while guaranteeing corporate security via the different authentication levels.

      The main functions of the TABS.IT and WinTRAK family of products were incorporated into the Application Suite solution, which supersedes these solutions. In addition, budget control monitoring modules were added to the Application Suite solution to verify that the extensions, departments, cost centers operate within budget, and a credit limit may be assigned.

Facilities Management System

      With today's greater mobility, the need to keep track of moves and changes in an organization requires the use of tools to control, manage and document these changes more effectively. In March 2002, we acquired a software product from Total Wire Software Company, Inc., a privately held Florida-based company. That product was superseded by new software during 2002, and is marketed as FaciliTRAK, enables us to offer a product that provides tracking of inventory such as telephones, computers and ancillary equipment associated with a user and develop a complete composite report of an enterprise's resources. Additionally, it gives us the ability to provide a full "total information" system to enterprises for controlling and managing the entire physical layer of an organization's voice and data system. The "top of the line" FaciliTRAK product is a full featured, graphic-oriented cable and asset management system, that comes complete with Visio Technical, a CAD interface, and is available in both a single workstation and a multi-user network version. Its unique flexibility allows users to "mirror" complex networks commonly found in large companies, while its enhanced ability allows it to document and design cable plant projects of all sizes.

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

      The FaciliTRAK help desk feature provides both an administrative process and audit trail for recording, scheduling and maintenance changes that need to be made to items and connections in a site. There are three options within service desk: (i) service requests, (ii) trouble tickets, and (iii) work orders. Each provides its own choices and reference numbering for easy tracking and assignment. Both service requests and trouble tickets provide the option of being used globally for the entire organization, regardless of whether the item in service has been recorded in the site database, or used for items within the current site. The main features of the FaciliTRAK, which are inventory control, help desk, and cable management, have been incorporated into the new Application Suite solution.

Billing Solutions

      In 2002, we introduced the TABSBill module for vertical enterprises, such as hospitals, universities, medical clinics and tenant sharing facilities, enabling the enterprises to rapidly generate bills based on usage. TABSBill, which is geared to resellers of billing services, provides for the scheduled reporting and automatic distribution of customer communications bills based on tracking phone calls, e-mail and network usage, as well as for one time or recurring charges. The bills can be generated directly from the data collected by TABS, from CDs from the service provider, or from downloaded files of call data. All kinds of communications usage data may be billed. The user can view his bills on-line as TABSBill is web based. The bills can be displayed, printed out or sent by e-mail. There is even provision for the secure payment of the bill on-line. Our billing solutions have been enhanced as a result of the acquisition of the Teleknowledge billing solution, which enables us to offer a comprehensive end-to-end customer care and billing solution, including data collection, verification and validation, mediation, guiding, rating, processing, reporting and issuing of invoices. The solutions also track usage of some of the new value-added services (such as Video on Demand and information) as well as for content (such as games, music, downloads and ring tones). The billing solutions provide a converged user centric solution, enabling the user to view all telecommunications expenditures on one bill, including mobile phones, calling cards, pre-paid billing and landlines. The billing solutions cover a full range of billing applications, from simple customer bills, VoIP billing and WiFi billing, to full Interconnect (or wholesale) billing. In addition to the main billing solution, our billing solution provides customer Web self-care, Help Desk, and Order Management modules.

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

      Another add-on module is our Budget Manager, which allows an administrator to assign credit limits to extensions, departments, cost centers, or any other organizational hierarchy, and monitor whether these limits have been exceeded or the calls remain within their allocated budgets.

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

Sales and Marketing

      We market our products in over 60 countries worldwide through OEM distribution channels and our own direct sales force in the United States, Europe, Israel, Hong Kong and Brazil, and through a network of local distributors in these and various other countries in Europe, Asia and Latin America. We employed 35 persons in our sales and marketing force and 45 persons in support as of December 31, 2004. With the acquisition of IntegraTRAK in April 2000, our marketing efforts in North America were significantly increased. This also enabled us to acquire additional Fortune 500 companies as our customers. We also sell our products to business telephone switching systems manufacturers and vendors, distributors and PTTs. Since 1985, over 60,000 TABS call accounting products have been sold, many of which have been sold to large organizations. In addition, as customers move to consolidate the management of their multi-site telecommunications activities, we intend to capitalize on our initial successes with our customers and expand the use of our products by offering these organizations the added capabilities of expanding and monitoring on the Web. By acquiring the FaciliTRAK software in March 2002, we gained access to a whole new realm of opportunities and we now are able to offer a complete solution to the high-end market sector.

Managed Services

      Our managed services solution is an outsourcing solution geared to multi-national companies that centrally manage their telecommunications usage and is being offered as an added value service. This solution has been offered in the United States where our Seattle office acts as a service bureau.

      Switching Systems Manufacturers and Vendors. We believe that the most efficient means of selling our telemanagement products is to enter into relationships with major business telephone system manufacturers and vendors who market our products on either an original equipment manufacturer, or OEM, basis, or supplemental sales basis at the time they sell their switching systems. We also utilize our distributors to market our products to local business telephone switching systems manufacturers and distributors. We intend to establish additional strategic relationships with business telephone switching systems manufacturers and vendors and PTTs. These manufacturers have begun to consider telemanagement capability as a competitive tool when selling their products and have begun to offer end-users a complete, integrated solution. Among the companies that have been selling our products are Siemens, Philips, Ericsson, Nortel, Alcatel, ECI/Tadiran, NEC, Cisco, Damovo and Panasonic. In addition, we intend to work with such gateway providers as Cisco, Mera, ArelNet and Radvision. The percentages of sales attributable to our three largest OEM customers, Siemens, Philips and Ericsson, in each of the three years ended December 31, 2004 are as follows:

                                             2002           2003         2004
                                             ----           ----         ----
Siemens..........................            36.0%          40.0%        38.0%
Philips..........................             6.0%           7.0%         5.0%
Ericsson.........................             4.0%           4.0%         4.0%

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

      Strategic Relationships. As part of our marketing strategy, we attempt to develop and establish new strategic relationships with manufacturers of voice and data communication systems and IP based equipment as means of entering new markets and channels. We are also continuing our relationship with RADVision, a recognized IP technology leader. Together with RADVision, we offer solutions consisting of RADVision's Gatekeeper and our advanced Web-based call management solution. We also signed an agreement with Cisco, pursuant to which Cisco will include our VoIP solution in their CallManager call processing software, a key component of Cisco's AVVID (Architecture for Voice, Video and Integrated Data). Our software provides validated reports on call records, start time, duration, and origin and final destination. Additional features include the ability to allocate usage-sensitive call costing and, using an integrated fraud module, detect unauthorized or inappropriate system access.

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

Competition

      The market for telemanagement products and billing solutions is fragmented and is intensely competitive. Competition in the industry is generally based on product performance, depth of product line, technical support and price. We compete both with international and local competitors (including providers of telecommunications and billing services), many of whom have significantly greater financial, technical and marketing resources than we do. Our existing and potential customers, including business telephone switching system manufacturers and vendors, may be able to develop telemanagement and billing products and services that are as effective as, or more effective or easier to use than, those offered by us. Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels. Although we believe that the quality of our products is equal to or better than the product quality of our competitors with regard to performance and reliability, we have no quantitative data other than the evaluations of our present customers from which to assess our current ability to compete. There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

Intellectual Property Rights

      We do not hold any patents and rely upon a combination of security devices, copyrights, trademarks, trade secret laws, confidentiality procedures and contractual restrictions to protect our rights in our products. Our policy has been to pursue copyright protection for our software and related documentation and trademark registration of our product names. Some of our products have the added protection afforded by a hardware component which has embedded software that it is difficult to misappropriate. In addition, our key employees and independent contractors are required to sign non-disclosure and secrecy agreements. All of the intellectual property rights with respect to our current products are held by Mer Telemanagement Solutions Ltd.

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

C.    ORGANIZATIONAL STRUCTURE

      Our wholly owned subsidiaries in the United States, Hong Kong, the Netherlands and Brazil, MTS IntegraTRAK Inc., MTS Asia Ltd., JARAGA B.V. and TABS Brazil Ltd., respectively, act as marketing and customer service organizations in those countries. Our 50% owned affiliate in Spain, Jusan S.A., is engaged in the development, manufacture, assembly, sales, distribution and maintenance of vocal server and call billing applications.

D.    PROPERTY, PLANTS AND EQUIPMENT

      Our executive offices and research and development facilities are located at 22 Zarhin Street, Ra'anana, Israel, where we occupy approximately 14,600 feet. The lease, which expires on December 31, 2005, has an annual rental charge of approximately $235,000.

      Our U.S. subsidiary occupies approximately 6,368 square foot space in Bellevue, Washington at annual rental charge of approximately $127,359. The lease will expire in September 2006. We have subleased 1,900 square feet of this space until September 2006 and are receiving annual rental income of approximately $26,940.

      In addition, we have an office in New Jersey, where we occupy approximately 1,852 square feet of space. The lease, which expires in September 2006, has an annual rental charge of approximately $33,000.

      The annual rental cost for our Hong Kong and Sao Paulo offices is approximately $28,000.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

      We are a total solutions provider in the telecom expense and billing arenas. We design, develop, market and support a comprehensive line of telecommunication management and customer care and billing, or CC&B, solutions, that enable business organizations and other enterprises to improve the efficiency and performance of all IP operations, and to significantly reduce associated costs. Our products include call accounting and management products, fault management systems and Web-based management solutions for converged voice, voice over IP, IP data and video and CC&B solutions. These products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, detect and report the abuse and misuse of telephone networks, monitor and detect hardware and software faults in telecommunications networks and generate telecommunications usage information for use in the management of an enterprise. We were among the first to offer PC-based call accounting systems when we introduced our TABS product in 1985. To date, over 60,000 TABS call accounting systems have been sold to end-users in more than 60 countries.

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

Discussion of Critical Accounting Policies and Estimations

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

      Critical accounting policies are those that are both most important to the portrayal of a company's financial position and results of operations, and require management's most difficult, subjective or complex judgments. Although not all of our significant accounting policies require management to make difficult, subjective or complex judgments or estimates, the following policies and estimates are those that we deem most critical:

      Revenue Recognition

      We recognize software license revenues when both parties sign an agreement or other persuasive evidence of an arrangement exists, when the software has been shipped or electronically delivered, when the fees are fixed or determinable, and when collection of the resulting receivable is probable, and no other significant obligations remain. For multiple element arrangements, where vendor-specific objective evidence of fair value exists for all undelivered elements, we account for the delivered elements in accordance with the "residual method". Vendor specific objective evidence of fair value is based on the price a customer is required to pay when the element is sold separately. We assess whether the fee is fixed or determinable and collection is probable at the time of the transaction. In assessing whether the fee is fixed or determinable, we analyze the payment terms of the transaction and other factors, including the nature and class of customer, our historical experience of collecting under our payment terms without granting a concession. If we determine the fee is not fixed or determinable, we defer the revenue until the payments under the arrangement become due. We assess whether collection is probable based on a number of factors, including the customer's past transaction history and credit worthiness. If we determine that collection of a fee is not probable, we defer the fee and recognize revenue only at the time that collection becomes probable, which is generally upon the receipt of cash.

      Revenue from maintenance contracts is recognized ratably over the term of the maintenance contract.

      Income Taxes

      We use the liability method to account for income taxes whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances were provided to reduce deferred tax assets are provided to reduce their estimated realizable value.

      Contingencies

      We periodically estimate the impact of various conditions, situations and/or circumstances involving uncertain outcomes to our financial condition and operating results. These events are called "contingencies." Contingency is defined as "an existing condition, situation, or set of circumstances involving uncertainty as will ultimately be resolved when one or more future events occur or fail to occur." Legal proceedings are a form of such contingencies.

      In April 2000, the tax authorities in Israel issued a demand for a tax payment for the period of 1997-1999, in the amount of approximately NIS 6.0 million ($1,350). We have appealed to the Israeli District Court in respect of such tax demand. Based on the opinion of our legal counsel, we believe that certain defenses can be raised against the demand of the tax authorities. We made a provision in the amount of $464,000 in our financial statements, based on the current evidence and on the basis of the said opinion of our legal counsel.

      On April 18, 2005, Amdocs (Israel) Ltd. and Amdocs Ltd. filed a complaint in the Tel Aviv District Court naming our company, our chief executive officer and others as defendants (Civil File No. 32419-05/05). The complaint alleges, among other things, that professional and commercial information belonging to the plaintiffs was transferred to the defendants for use in our company's activity. The plaintiffs are seeking an injunction prohibiting the defendants from making any use of the information and trade secrets that were allegedly transferred, and mandatory injunctions requiring the return of any such information and the payment of estimated damages of NIS 14,775,000 (approximately $3,360,000). Due to the preliminary stage of the litigation, we cannot currently advise as to the outcome of the lawsuit. We intend to vigorously defend this action.

      Impairment of long-lived assets

      Our long-lived assets and certain identifiable assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2004, no impairment losses have been identified. The use of different assumptions with respect to the expected cash flows from our assets and other economic variables, primarily the discount rate, may lead to different conclusions regarding the recoverability of our assets' carrying values and to the potential need to record an impairment loss for our long-lived assets.

      Goodwill

      Goodwill represents excess of the costs over the net assets of business acquired. Goodwill from acquisitions made prior to July 1, 2001 was amortized until December 31, 2001 by the straight-line method over 10 years. Goodwill acquired in a business contraction on or after July 1, 2001 will not be amortized.

      Effective January 1, 2002, we adopted SFAS No. 142. SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of our reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, and weighted average cost of capital for each of the reportable units. We have selected September 30 as the date we will perform our annual goodwill impairment tests. The annual goodwill impairment test for 2004 was prepared for us by an independent consulting firm. As of December 31, 2004, no impairment was required. Any changes in our key assumptions could result in an impairment charge and such a change could have a material adverse affect on our financial position and results of operations.

      Investments in affiliate and other companies

      Our investments in a privately held company, in which we hold 50% ownership of voting rights and can exercise significant influence over operating and financial policy of the affiliate, are presented using the equity method of accounting. Goodwill related to investments in the affiliate is no longer amortized. The goodwill is reviewed annually (or more frequently if circumstances indicate impairment has occurred) for impairment. Before January 1, 2002, goodwill was amortized on a straight-line basis over 10 years.

      Investments in privately held companies in which the we hold less than 20% and do not have the ability to exercise significant influence over their operating and financial policy, are presented at cost. We periodically review the carrying value. If this review indicates that the carrying value is not recoverable, the carrying value is reduced to its estimated fair value. As of December 31, 2004, no impairment losses have been identified. Any changes in our key assumptions concerning their carrying value could have a material adverse affect on our financial position and results of operations.

      Research and development costs

      Research and development costs, net of grants received, are charged to expenses as incurred. Certain software development costs must be capitalized subsequent to the establishment of technological feasibility. Based on our product development process, technological feasibility is established upon completion of a working model. Costs incurred by us between completion of the working model and the point at which the product is ready for general release should be capitalized. During 2004, we capitalized $0.4 million of research and development costs.

      Capitalized software costs are amortized by the greater of: (i) ratio of current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software or (ii) the straight-line method over the remaining estimated useful life of the product (not greater than three years). We assess the recoverability of this intangible asset on a regular basis on every balance sheet date by determining whether the amortization of the asset over our remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. Based on the most recent analyses, our management believes that our existing capitalized software as at December 31, 2004 should be amortized by the straight-line method over the remaining estimated useful life of the product (three years). Under different assumptions with respect to the recoverability of this intangible asset, our determination may be different, which may negatively affect our financial position and results of operations.

      Concentrations of credit risk

      Financial instruments that potentially subject us and our subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, trade receivables and long-term loans. Our cash and cash equivalents are deposited in major Israeli and U.S. banks. Such deposits in U.S. banks may be in excess of insured limits and are not insured in other jurisdictions. We believe that the financial institutions that hold our investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments. Our marketable securities mainly include investments in corporate debt and mutual funds. We believe that the portfolio is well diversified, and accordingly, minimum credit risk with respect to these marketable securities exists.

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

      We have no off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

Acquisition of TeleKnowledge

      In December 2004 we completed the acquisition of certain assets and liabilities of TeleKnowledge Group Ltd., or TeleKnowledge, a provider of carrier class billing and related solutions. In connection with the acquisition, we paid an initial consideration of $2.374 million and agreed to pay additional contingent consideration of up to $3.65 million over a period of three years based on post acquisition revenue performance. The acquisition of the Teleknowledge billing solution enables us to offer an end-to-end customer care and billing solution, including pre/post paid billing, Web self-care, assets management, partner management, help desk and order management modules.

      Based upon a valuation of tangible and intangible assets acquired and liabilities assumed, we have allocated the total cost of the acquisition to assets and liabilities, as follows:

                                                                 U.S. dollars in
                                                                    thousands
                                                                 --------------

      Trade receivables                                          $          100
      Property and equipment, net                                            40
      Intangible assets:
         Developed technology (four-year useful life)                       690
         Customer relationship (six-year useful life)                       300
         Goodwill                                                         1,391
                                                                 --------------
      Total assets acquired                                               2,521
      Liabilities assumed:
         Deferred revenues                                                  (76)
                                                                 --------------
      Total liabilities assumed                                             (76)
                                                                 --------------

      Net assets acquired                                        $        2,445
                                                                 ==============

Recently Issued Accounting Standards

      On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment", or SFAS 123(R), which is a revision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", or SFAS 123. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS 123(R) requires all share-based payments to employees to be recognized based on their fair values. SFAS 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard will be effective for us commencing January 1, 2006.

      SFAS 123(R) permits companies to adopt its requirements using one of the following two methods:

      1. The "modified prospective" method, in which compensation cost is recognized commencing with the effective date (i) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (ii) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested at the effective date.

      2. The "modified retrospective" method, which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123, for purposes of pro forma disclosures either (i) all prior periods presented or (ii) the prior interim period of the year of adoption.

      As permitted by SFAS 123, we currently account for share-based payments to employees using APB 25, the intrinsic value method, and, as such, recognize no compensation cost for employee stock options. Accordingly, the adoption of the SFAS 123(R) fair value method will have significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of the adoption of SFAS 123(R) cannot be predicted at this time, as it depends on levels of share-based payments for future grant. However, had we adopted SFAS 123(R) in prior periods, the impact of that Standard would have approximated the impact of SFAS 123, as described in the disclosure of the pro forma net loss and net loss per share in the footnote to our financial statements.

A.    OPERATING RESULTS

      The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

                                                                              Year Ended December 31,
                                                                           2002         2003         2004
                                                                        ---------    ---------    ----------
      Revenues
      Product sales...................................................      75.6%        75.2%        75.1%
      Services                                                              24.4         24.8         24.9
                                                                        ---------    ---------    ----------
      Total revenues..................................................     100.0%       100.0%       100.0%
      Cost of revenues
      Product sales...................................................      16.9         16.5         25.6
      Services........................................................       2.5          3.5          4.3
      Total cost of revenues..........................................      19.4         20.0         29.9
      Gross profit....................................................      80.6         80.0         70.1
      Selling and marketing...........................................      40.4         42.5         66.9
      Research and development........................................      21.7         19.8         25.1
      General and administrative......................................      19.0         19.8         22.3
                                                                        ---------    ---------    ----------
      Operating loss..................................................      (0.5)        (2.1)       (44.2)
      Financial income, net...........................................       1.4          1.3          0.8
      Other income (expenses).........................................      (1.5)         0.1          0.0
                                                                        ---------    ---------    ----------
      Loss before taxes...............................................      (0.6)        (0.7)       (43.4)
      Taxes on income.................................................       0.5          2.1          2.8
                                                                        ---------    ---------    ----------
      Net loss before equity in earnings of affiliate.................      (1.1)        (2.8)       (46.2)
      Equity in earnings of affiliate.................................       2.4          3.7          2.4
                                                                        ---------    ---------    ----------
      Net income (loss)...............................................       1.3%         0.9%       (43.8)%
                                                                        =========    =========    ==========

Years Ended December 31, 2004 and 2003

      Revenues. Revenues consist primarily of software license fees sales and revenues from services, including service bureau, maintenance and support. Revenues increased 2.0% to $9.41 million in 2004 from $9.23 million in 2003. In 2004, the revenues from our wholly owned U.S. subsidiary, MTS IntegraTRAK, increased 0.7% from 2003 and accounted for 52.6% of our total revenues. We expect that our revenues will slightly increase in 2005.

      Cost of Revenues. Cost of revenues consists primarily of (i) production costs (including hardware, media, packaging, freight and documentation); (ii) certain royalties and licenses payable to third parties (including the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel), (iii) professional services; and (iv) warranty and support costs for up to one year for end-users. Cost of revenues increased by 52.2% to $2.81 million in 2004 from $1.85 million in 2003, principally as a result of the significant number of new employees recruitments in professional services and Tech support departments and their travel expenditure.

      Selling and Marketing. Selling and marketing expenses consist primarily of costs relating to sales representatives and their travel expenses, trade shows and marketing exhibitions, advertising and presales support. Selling and marketing expenses were $6.30 million in 2004, an increase of approximately 60.9% from $3.92 million in 2003. This increase selling and marketing expenses in 2004 is primarily attributable to the increase in our personnel globally across our sales division. We believe that we now have the necessary infrastructure in place to drive marked penetration and revenue expansions. We expect that our selling and marketing expenses will increase in 2005 as a result of our decision to recruit new employees in the United States and Europe.

      Research and Development. Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities, outsourcing subcontractor development and other related costs. Research and development costs increased by 29% to $2.36 million (after the capitalization of $0.4 million of software development costs) from $1.83 million in 2003. Total research and development expenses increased in 2004 due to the increase of our research and development activity including the recruitment of new employees in that department and outsourcing additional subcontractors for development. We did not receive any royalty-bearing grants from the Office of the Chief Scientist in the last three years and we do not expect to receive any grants during 2005. We expect that our research and development expenses will significantly increase in 2005 as a result of our efforts to expand our product line and its functionalities.

      General and Administrative. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, professional fees and office maintenance and administrative costs. General and administrative expenses increased by 14.8% to $2.10 million in 2004 from $1.83 million in 2003 as we increased our overall activity.

      Financial Income, Net. Financial income consists primarily of interest income on bank deposits and foreign currency translation adjustments. Financial income decreased by 37% to $78,000 in 2004 from $124,000 in 2003. During the last four years our interest income was negatively affected by the prevailing low interest rates in both the United States and in Israel and the decrease in the total cash and cash equivalents held by us.

      Taxes on Income. In 2004, our taxes on income were $266,000 as compared to $198,000 in 2003. Most of the taxes in 2004 were the result of our provision for the Israeli tax authorities demand for tax payment for the period of 1997-1999. Based on the opinion of our tax consultants, we believe that we have made an adequate provision for this demand.

      Equity in Results of Affiliate. We recognize income and loss from the operations of our 50%-owned affiliate, Jusan S.A. In 2004 and 2003, we recognized income of $225,000 and $345,000, respectively.

Years Ended December 31, 2003 and 2002

      Revenues. Revenues decreased 5.8% to $9.23 million in 2003 from $9.8 million in 2002 as a result of the continued global decline in the demand for telecommunication products, such as PBX systems, which effected our revenue stream. In 2003, the revenues from our wholly-owned U.S. subsidiary, MTS IntegraTRAK, declined 23% from 2002 and accounted for 53.0% of our total revenues.

      Cost of Revenues. Cost of revenues decreased 2.6% to $1.85 million in 2003 from $1.9 million in 2002, principally as a result of the overall decrease in revenues.

      Selling and Marketing. Selling and marketing expenses were $3.92 million in 2003, a decrease of 1% from $3.95 million in 2002. In 2003, we succeeded in increasing our sales to existing OEM customers, which increased by 45% to $2.3 million compared to $1.59 million in 2002.

      Research and Development. Research and development costs decreased 14% to $1.83 million in 2003 from $2.13 million in 2002. The total research and development expenses decreased due to the downsizing process that we continued to implement through the end of the third quarter of 2003. Beginning in the fourth quarter of 2003, we began to increase our research and development expenses. We did not receive any royalty-bearing grants from the Office of the Chief Scientist in 2002 or 2003. We did not capitalize any software development costs in either year.

      General and Administrative. General and administrative expenses decreased by 1.6% to $1.83 million in 2003 from $1.86 million in 2002 as we attempted to contain such expenses in light of our decreased sales.

      Financial Income, Net. We recorded financial income of $124,000 in 2003 as compared to financial income of $134,000 in 2002. During the last three years our interest income was negatively affected by the prevailing low interest rates in both the United States and in Israel and the decrease in the total cash and cash equivalents held by us.

      Other Income. During 2003, we recorded income of $6,000 from the exercise of marketable securities compared to a loss of $140,000 in 2002. During 2002, the loss was the result of the decline in the value of our marketable securities whose value had decreased as a result of the global recession.

      Taxes on Income. In 2003, our taxes on income were $198,000 as compared to $52,000 in 2002. Most of the taxes in 2003 were the result of our realization of the deferred tax assets according to our conservative accounting policy. During 2003, we realized a tax benefit of $80,000 from a tax return received from the Spanish tax authorities.

      Equity in Results of Affiliate. We recognize income and loss from the operations of our 50%-owned affiliate, Jusan S.A. In 2003 and in 2002, we recognized income of $345,000 and $236,000, respectively.

Quarterly Results of Operations

      The following tables set forth certain unaudited quarterly financial information for the two years ended December 31, 2004. The data has been prepared on a basis consistent with our audited consolidated financial statements included elsewhere in this annual report and include all necessary adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation. The operating results for any quarter are not necessarily indicative of results for any future periods.

                                                                              Three months ended
                                                              2003                                          2004
                                          ----------------------------------------------------------------------------------------
                                          Mar. 31,    Jun. 30,  Sept. 30,   Dec. 31,    Mar. 31,   Jun. 30,   Sept. 30,   Dec. 31,
                                          -------     -------   --------    --------    --------   --------   ---------   --------
Revenues...............................   $ 2,240     $ 2,193   $  2,286    $  2,511    $  2,359   $  1,992   $   2,485   $  2,577
Cost of revenues.......................       540         411        457         441         541        506         674      1,093
                                          -------     -------   --------    --------    --------   --------   ---------   --------
Gross profit...........................     1,700       1,782      1,829       2,070       1,818      1,486       1,811      1,484
                                          -------     -------   --------    --------    --------   --------   ---------   --------
Selling and marketing..................       918       1,061        938         999       1,125      1,397       1,762      2,016
Research and development...............       441         386        434         564         534        569         414        845
General and administrative.............       483         422        462         463         397        489         533        682
Operating expenses.....................     1,842       1,869      1,834       2,026       2,056      2,455       2,709      3,543
                                          -------     -------   --------    --------    --------   --------   ---------   --------
Operating income (loss)................      (142)        (87)        (5)         44        (238)      (969)       (898)    (2,059)
Financial income (expense), net........        16          22        (11)         97          28         (9)         27         32
Other income (loss)....................        --           6         --          --         (32)         2          15         15
                                          -------     -------   --------    --------    --------   --------   ---------   --------
Income (loss) before taxes.............      (126)        (59)       (16)        141        (242)      (976)       (856)    (2,012)
Taxes on income (tax benefit)..........        --          (2)        98         102          --          2           1        263
                                          -------     -------   --------    --------    --------   --------   ---------   --------
Net income (loss) before equity in
   earnings (loss) of affiliate........      (126)        (57)      (114)         39        (242)      (978)       (857)    (2,275)
Equity in results of affiliate.........       139          48        117          41          46         49         140        (10)
                                          -------     -------   --------    --------    --------   --------   ---------   --------
Net income (loss)......................   $    13     $    (9)  $      3    $     80    $   (196)  $   (929)  $    (717)  $ (2,285)
                                          =======     =======   ========    ========    ========   ========   =========   ========

Revenues...............................     100.0%      100.0%     100.0%      100.0%      100.0%     100.0%      100.0%     100.0%
Cost of revenues.......................      24.1        18.7       20.0        17.6        22.9       25.4        27.1       42.4
                                          -------     -------   --------    --------    --------   --------   ---------   --------
Gross profit...........................      75.9        81.3       80.0        82.4        77.1       74.6        72.9       57.6
                                          -------     -------   --------    --------    --------   --------   ---------   --------
Selling and marketing..................      41.0        48.4       41.0        39.8        47.7       70.1        70.9       78.2
Research and development...............      19.7        17.6       19.0        22.5        22.6       28.6        16.7       32.8
General and administrative.............      21.6        19.2       20.2        18.4        16.8       24.5        21.4       26.5
Operating expenses.....................      82.3        85.2       80.2        80.7        87.2      123.2       109.0      137.5
                                          -------     -------   --------    --------    --------   --------   ---------   --------
Operating income (loss)................      (6.4)       (3.9)      (0.2)        1.7       (10.1)     (48.6)      (36.1)     (79.9)
Financial income (expense), net........       0.7         1.0       (0.5)        3.9         1.2       (0.5)        1.1        1.2
Other income (loss)....................        --         0.3         --          --        (1.4)       0.1         0.6        0.6
                                          -------     -------   --------    --------    --------   --------   ---------   --------
Income (loss) before taxes.............      (5.7)       (2.6)      (0.7)        5.6       (10.3)     (49.0)      (34.4)     (78.1)
Taxes on income (tax benefit)..........        --        (0.1)       4.3         4.1          --        0.1          --       10.2
                                          -------     -------   --------    --------    --------   --------   ---------   --------
Net income (loss) before equity in                                                         (10.3)     (49.1)      (34.4)     (88.3)
   results of affiliate................      (5.7)       (2.5)      (5.0)        1.5
Equity in results of affiliate.........       6.2         2.2        5.1         1.6         1.9        2.5         5.5       (0.4)
                                          -------     -------   --------    --------    --------   --------   ---------   --------
Net income (loss)......................       0.5%       (0.3)%      0.1%        3.1%       (8.3)%    (46.6)%     (28.9)%    (88.7)%
                                          =======     =======   ========    ========    ========   ========   =========   ========

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

      The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

                                                               Israeli inflation
       Year ended      Israeli inflation    NIS devaluation      adjusted for
      December 31,          rate %              rate %           devaluation %
    ----------------  -------------------  ----------------  -------------------
          2000               0                  (2.7)                 --
          2001               1.4                 9.3                (7.2)
          2002               6.5                 7.3                (0.7)
          2003              (1.9)               (7.6)                6.2
          2004               1.2                (1.6)                2.8

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

Conditions in Israel

      We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. Accordingly, our operations in Israel are directly influenced by political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, and a significant downturn in the economic or financial condition of Israel.

Political Conditions

      Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel and with Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business. No predictions can be made as to whether or when a final resolution of the area's problems will be achieved or the nature thereof and to what extent the situation will impact Israel's economic development or our operations.

      In addition, some of our executive officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

      To date, no executive officer or key employee has been recruited for military service for any significant time period. Any further deterioration of the hostilities between Israel and the Palestinian Authority into a full-scale conflict might require more significant military reserve service by some of our employees, which may have a material adverse effect on our business.

Economic Conditions

      In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Although economic activity in Israel has improved recently, our operations could be adversely affected if the economic conditions in Israel begin to deteriorate again. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers.

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

Effective Corporate Tax Rate

      Israeli companies are generally subject to income tax on their taxable income. The applicable rate is 35% in 2004, 34% in 2005, 32% in 2006 and 30% in 2007 and thereafter. However, certain of our manufacturing facilities have been granted "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, 1959, as amended, commonly referred to as the Investment Law, and, consequently, are eligible, subject to compliance with specified requirements, for tax benefits beginning when such facilities first generate taxable income. Subject to certain restrictions, we are entitled to a tax exemption in respect of income derived from our approved facilities for a period of two years, commencing in the first year in which such income is earned, and will be entitled to a reduced tax rate of 10%-25% for an additional five to eight years if we qualify as a foreign investors' company. If we do not qualify as a foreign investors' company, we will instead be entitled to a reduced rate of 25% for an additional five, rather than eight, years.

      Our effective tax rates in Israel were 25% during the years 2002, 2003 and 2004. Our effective corporate tax rate may substantially increase.

      Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties. Under Israeli tax law, the results of our foreign consolidated subsidiaries, which have generally been unprofitable, cannot be consolidated for tax purposes with the results of operations of the parent company.

B.    LIQUIDITY AND CAPITAL RESOURCES

      On December 31, 2004, we had $3.8 million in cash and cash equivalents, $1.1 million in marketable securities and working capital of $2.8 million as compared to $8.7 million in cash and cash equivalents, $1.6 million in marketable securities and working capital of $9.4 million on December 31, 2003. The sharp decrease in working capital in 2004 is mainly due to the use of cash at the end of the year for the purchase of certain assets of Teleknowledge Group Ltd. as well as for the increase in our business activity that resulted in increased trade payables and accrued expenses and other liabilities. During 2004, we continued our stock buy back program purchasing 3,800 ordinary shares through December 31, 2004 at a cost of $8,664, an average $2.28 per share. We may use the repurchased shares for issuance upon exercise of employee stock options or other corporate purposes. Based on our current financial situation, we do not expect to continue this program during 2005.

      One of the principal factors affecting our working capital is the payment cycle on our sales. Payment for goods shipped is generally received from 60 to 70 days after shipment. Any material change in the aging of our accounts receivable could have an adverse effect on our working capital.

      Our operations used $2.6 million during the year ended December 31, 2004, compared to $163,000 that was provided from operations in the year ended December 31, 2003. The use of our funds in 2004 was primarily due to our net loss for the year.

      We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with the level of our operations. We anticipate that our cash on hand and cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for at least 12 months. However, if we do not generate sufficient cash from operations, we may be required to obtain additional financing or to reduce level of expenditure. There can be no assurance that such financing will be available in the future, or, if available, will be on terms satisfactory to us.

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

      On December 31, 2004, we employed 47 persons in research and development. As part of our product development team, we employ technical writers who prepare user documentation for our products.

      We have committed substantial financial resources to research and development for our telemanagement business. During 2002, 2003 and 2004, our research and development expenditures were $2.1 million, $1.8 million and $2.4 million, respectively. In the past we enjoyed the aid of the Israeli Ministry of Industry and Trade's Office of the Chief Scientist for selected research and development projects. We did not receive any grants from the Office of the Chief Scientist in 2002, 2003 or 2004.

      Under research and development agreements with the Office of the Chief Scientist, we are required to pay royalties on the revenues derived from products incorporating know-how developed with grants received from the Office of the Chief Scientist and ancillary services in connection therewith, up to 100% to 150% of the dollar-linked value of the total grants, plus interest. Under these agreements and existing laws and regulations, we are required to pay royalties at a rate of 3%-5%. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. Since June 1997, we have paid the Office of the Chief Scientist royalties on all call accounting product sales at the applicable rates at the time of payment. See Item 10E. "Additional Information - Taxation - Grants under the Law for the Encouragement of Industrial Research and Development, 1984."

      We have expensed royalties relating to the repayment of the Office of the Chief Scientist grants in the amounts of $132,000, $146,000 and $181,000 for the years ended December 31, 2002, 2003 and 2004, respectively.

      As of December 31, 2004, we had a contingent obligation to pay royalties in the amount of approximately $7.4 million. The $3.45 million of grants received after January 1999 are subject to interest at a rate equal to the 12 month LIBOR rate.

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

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

      The following table summarizes our minimum contractual obligations and commercial commitments, including obligations of discontinued operations, as of December 31, 2004 and the effect we expect them to have on our liquidity and cash flow in future periods.

           Contractual Obligations                                       Payments due by Period
----------------------------------------------   -----------------------------------------------------------------
                                                              less than 1                     3-5       more than 5
                                                   Total          year       1-3 years       years         years
                                                 ---------     ---------     ---------     ---------     ---------
Long-term debt obligations ...................          --            --            --            --            --
Capital (finance) lease obligations ..........          --            --            --                          --
Operating lease obligations ..................   $ 529,000     $ 399,000     $ 130,000            --            --
Purchase obligations .........................          --            --            --            --            --
Other long-term liabilities reflected on our
     balance sheet under U.S. GAAP ...........          --            --            --            --            --
                                                 ---------     ---------     ---------     ---------     ---------
Total ........................................   $ 529,000     $ 399,000     $ 130,000            --            --

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

      Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

    Name                         Age         Position with the Company
    ----                         ---    ----------------------------------
    Chaim Mer.................    57    Chairman of the Board
    Eytan Bar.................    39    President and Chief Executive Officer
    Shlomi Hagai..............    34    Corporate Chief Operating Officer and
                                        Chief Financial Officer
    Hanoch Magid..............    49    Vice President Sales and Marketing -
                                        Europe, Middle East and Africa
    Alon Aginsky..............    42    Director
    Isaac Ben-Bassat..........    51    Director
    Dr. Orna Berry............    55    Outside Director
    Dr. Yehoshua Gleitman.....    55    Outside Director
    Steven J. Glusband........    58    Director
    Yaacov Goldman............    50    Director

      Messrs. Mer, Aginsky, Ben-Bassat, Glusband and Goldman will serve as directors until our 2005 Annual General Meeting of Shareholders. Dr. Gleitman and Dr. Berry will serve as outside directors pursuant to the provisions of the Israeli Companies Law for a three-year term until our 2007 annual general meeting of shareholders and January 28, 2008, respectively, following which the service of Dr. Gleitman as an outside director may not be extended and the service of Dr. Berry as an outside director may be renewed for only one additional three-year term.

      Chaim Mer has served as Chairman of our Board of Directors and a director since our inception in December 1995. Mr. Mer has been the Chairman of the Board of Directors of C. Mer Industries Ltd., a publicly traded company, since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005. Mr. Mer holds a B.Sc. degree in Computer Sciences and Mathematics from the Technion Israel Institute for Technology.

      Eytan Bar has served as our President and Chief Executive Officer since December 2003. Prior to joining us, and between 2001 and 2003, Mr. Bar served as General Manager of the CEM product division of NICE Systems Ltd. From 2000 through 2001, Mr. Bar served as Vice President of Professional Services at NICE Systems Inc. From 1993 through 1999, Mr. Bar served as General Manager of STS Software Systems Ltd., a company that developed a unique VoIP technology for recording solutions.

      Shlomi Hagai has been our Corporate Chief Operating Officer and Chief Financial Officer-Israel since March 2005. Prior to that and since 2000, Mr. Hagai served as our financial controller. Prior to joining our company and since 1998, Mr. Hagai served as audit team manager in the Professional Department of Ernst & Young Israel, supervising privately held and publicly traded companies engaged in the hi-technology, industrial, services and infrastructure sectors. Mr. Hagai is a certified public accountant since 1999 and holds a B.A. degree in Business (majoring in accounting) from the College of Management and an LLM degree from Bar-Ilan University.

      Hanoch Magid has been our Vice President Sales and Marketing - Europe, Middle East and Africa since 2002. Prior to joining our company and since 2001, Mr. Magid served as Vice President of Operating and Professional Services of Xcitel Ltd., a start up company engaged in the field of mobile communication. Prior to that and since 2000, Mr. Magid served as Chief Operating Officer of Cellonet Interactive Mobile Commerce Ltd.. From 1992 to 2000, Mr. Magid served in various positions of sales, operating and customer support at Scitex Corporation Ltd. Mr. Magid holds a B.Sc degree in Mechanical Engineering from the Ben Gurion University, Be'er Sheva.

      Alon Aginsky has been a director since June 1996. Since July 2000, Mr. Aginsky has served as President and Chief Executive Officer of cVidya Inc., which is engaged in the development of a revenue assurance platform for next generation service providers. Mr. Aginsky served as our Vice President Marketing and Sales from October 1996 until April 1999, when he was appointed Manager of
C. Mer Industries Ltd. He served as President of MTS Inc., our U.S. based marketing subsidiary from 1990 until September 1996. Mr. Aginsky holds a B.A. degree in Business Administration from the New York Technology Institute.

      Isaac Ben-Bassat has been a director since our inception in December 1995. He has been Executive Vice President and a director of C. Mer Industries Ltd. since 1988. Mr. Ben-Bassat holds a B.Sc. degree in Civil Engineering from the Technion, Israel Institute for Technology.

      Dr. Orna Berry has served as an outside director since January 2005. Dr. Berry is a Venture Partner in Gemini Israel Funds Ltd. and since 2000 has served as Chairperson of Lambda Crossing, Ltd. and Riverhead Networks, Inc., which was sold to Cisco in March 2004. Dr. Berry served as the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel from 1997 to 2000 and Co-President of Ornet Data Communications Technologies Ltd., a provider of high-speed switches, which was acquired by Siemens AG, from 1993 to 1997. From 1992 to 1993, Dr. Berry served as a consultant to Intel Communications Division and Elbit Systems, Ltd. Dr. Berry holds a B.A. in statistics and mathematics from Haifa University, an M.A. in statistics and mathematics from Tel Aviv University and a Ph.D. in computer science from the University of Southern California.

      Dr. Yehoshua Gleitman has served as an outside director since July 2001. Since March 2000, Dr. Gleitman has been Chief Executive Officer of SFKT, a company whose activities include: venture capital management, finance and investments in high-tech and telecommunications. Mr. Gleitman was Chief Executive Officer of Ampal-American Israel Corporation, or Ampal, from May 1997 and Managing Director of Ampal's Israeli wholly owned subsidiaries and head of Ampal's Israeli operations from April 1, 1997 until his resignation in July 1999. From August 1996 until February 1997, Mr. Gleitman was Director General of the Israeli Ministry of Industry and Trade and was Chief Scientist at the Ministry of Industry and Trade of the Government of Israel from January 1993 through February 1997. From 1991 through 1992, Mr. Gleitman was the general manager of AIMS Ltd., and between 1990-1991, was an advisor in charge of marketing and business for Ashtrom Ltd. Dr. Gleitman holds a Ph.D. and an M.Sc. in Physical Chemistry and a B.Sc. from the Hebrew University of Jerusalem.

      Steven J. Glusband has served as a director since August 1, 1996. Mr. Glusband has been a partner with Carter Ledyard & Milburn LLP, our U.S. counsel, since March 1987. Mr. Glusband holds a B.B.A. degree from the City College of the City University of New York, a J.D. degree from Fordham University School of Law and an L.L.M. degree from the New York University School of Law.

      Yaacov Goldman has served as a director since May 2004. Mr. Goldman provides consulting services to companies in strategic-financial areas, through his wholly owned company, Maanit-Goldman Management & Investments (2002) Ltd. Mr. Goldman serves as a director of Bank Leumi Le-Israel Ltd., Elron Electronic Industries Ltd and Golden House Ltd. From March 2002 until October 2002, Mr. Goldman served as consultant for Poalim Capital Markets and Investments Ltd. From September 2000 until November 2001, Mr. Goldman served as Managing Director of Argoquest Holdings, LLC, a U.S. based investment company focused on early stage high-tech companies. From November 1981 until August 2000, Mr. Goldman was associated with Kessleman & Kessleman, the Israeli member firm of PricewaterhouseCoopers, and was a Partner and Senior Partner at such firm from January 1991 through August 2000. Mr. Goldman is a Certified Public Accountant (Israel) since 1981 and holds a B.A. degree in Economics and Accounting from Tel Aviv University.

B.    COMPENSATION

            The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2004.

                                                       Salaries, fees,           Pension,
                                                      commissions and         retirement and
                                                           bonuses           similar benefits
                                                      ---------------        ----------------
      All directors and executive officers as a
      group, then consisting of sixteen (16)
      persons                                             $931,417               $195,386

      All our executive officers work full time for us, except for Mr. Mer, who is employed on a part-time basis. Chaim Mer, the Chairman of our Board of Directors, devotes approximately 20% of his time to the management of our company in consideration of which we pay him a monthly salary of $ 7,000 per month (as approved by our Audit Committee and Board of Directors on November 8, 1999). We provide automobiles to our executive officers at our expense. During the year ended December 31, 2004, we paid to each of our independent directors an annual fee of approximately $8,400 and a per meeting attendance fee of $300, except for Mr. Yaacov Goldman, an independent director and our financial expert, to whom we paid an annual fee of approximately $11,040 and a per meeting attendance fee of $400.

      As of December 31, 2004, our directors and executive officers as a group, then consisting of sixteen persons, held options to purchase an aggregate 139,374 ordinary shares, having exercise prices ranging from $0.93 to $2.9. The options vest over a four-year period. Of such options, options to purchase 131,041 ordinary shares were granted under our 2003 Israeli Share Option Plan (of which, options to purchase 20,000 ordinary shares will expire in February 2006, options to purchase 6,666 ordinary shares will expire in September 2006 and 104,375 options to purchase will expire in December 2008) and options to purchase 8,333 ordinary shares were granted under our 1996 Stock Option Plan (all of which will expire in December 2008). See Item 6.E., "Directors, Senior Management and Employees - Share Ownership - Stock Option Plans."

C.    BOARD PRACTICES

      Our Articles of Association provide for a Board of Directors consisting of up to ten members or such other number as may be determined from time to time at a general meeting of shareholders. Our Board of Directors is currently composed of seven directors.

Election of Directors

      Pursuant to our articles of association, all of our directors are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. All directors (except the outside directors) hold office until the next annual general meeting of shareholders and until their successors have been elected. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office. All of our current directors (except one of our outside directors) were elected by our shareholders at our annual general meeting of shareholders of July 2004.

      We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our directors are recommended by our board of directors for election by our shareholders. See below in this Item 6C. "Directors, Senior Management and Employees - Board Practices - NASDAQ Marketplace Rules and Home Country Practices."

Independent and Outside Directors

      The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. Outside directors must be Israeli residents, unless the company's shares have been offered to the public outside of Israel or have been listed on a stock exchange outside of Israel. No person may be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control has or had, on or within the two years preceding the date of the person's appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes:

      o     an employment relationship;

      o a business or professional relationship maintained on a regular basis;

      o     control; and

      o service as an officer holder, excluding service as an outside director of a company that is offering its shares to the public for the first time.

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

      Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who voted on the matter. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

      Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

      In addition, the NASDAQ Marketplace Rules currently require us to have at least two independent directors on our board of directors and to establish an audit committee. In general, under new NASDAQ Marketplace Rules promulgated pursuant to the Sarbanes-Oxley Act of 2002, effective as of July 31, 2005, a majority of our board of directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and our audit committee must have at least three members and be comprised only of independent directors each of whom satisfies the respective "independence" requirements of the Securities and Exchange Commission and NASDAQ. Our board of director has determined that Dr. Yehoshua Gleitman and Dr. Orna Berry qualify both as independent directors under the Securities and Exchange Commission and NASDAQ requirements and as outside directors under the Israeli Companies Law requirements. Our board of directors has further determined that Messrs. Alon Aginsky and Yaacov Goldman qualify as independent directors under the Securities and Exchange Commission and NASDAQ Stock Market requirements

Approval of Related Party Transactions Under Israeli Law

      The Israeli Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and any other position or his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder. Each person listed as a director or executive officer in the table under Item 6A. "Directors, Senior Management and Employees -- Directors and Senior Management" is an office holder. Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our board of directors, and the compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

      The Israeli Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company's profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company's articles of association, as not being adverse to the company's interest. In some cases, including in the case of an extraordinary transaction, such a transaction, action and arrangement must be approved by the audit committee and by the board of directors itself, and further shareholder approval is required to approve the terms of compensation of an office holder who is a director. An office holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless the majority of the members of the board or the audit committee have a personal interest, as the case may be.

      The Israeli Companies Law also provides that an extraordinary transaction with a controlling shareholder or in which a controlling shareholder of the company has a personal interest (including private offerings in which a controlling shareholder has a personal interest) and a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for an extraordinary transaction must include at least one-third of the shareholders who have no personal interest in the transaction who voted on the matter. The transaction can be approved by shareholders without this one-third approval, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

      However, under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law and amended in January 2002, certain transactions between a company and its controlling shareholder(s) and certain transaction with its director(s) regarding terms of compensation do not require shareholder approval.

      In addition, directors' compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are for the benefit of the company. If the director or the office holder is a controlling shareholder of the company, then the employment and compensation arrangements of such director or office holder do not require the approval of the shareholders provided that certain criteria are met.

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

      The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than a 45% shareholder of the company, unless there is another shareholder holding more than a 45% interest in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquiror becoming a 25% or greater shareholder of the company, or (3) was from a shareholder holding more than a 45% interest in the company which resulted in the acquiror becoming a holder of more than a 45% interest in the company.

      If, as a result of an acquisition of shares, the acquiror will hold more than 90% of a company's outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares

      Regulations under the Israeli Companies Law provide that the Israeli Companies Law's tender offer rules do not apply to a company whose shares are publicly traded outside of Israel, if pursuant to the applicable foreign securities laws and stock exchange rules there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

Exculpation, Indemnification and Insurance of Directors and Officers

      Exculpation of Office Holders. The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may, if permitted by its articles of association, exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. However, a company may not exculpate in advance a director from his liability to the company with respect to a breach of his duty of care in the event of distributions. Our Articles of Association permit us to exempt an officer holder for his liability, in whole or in part, for damage caused due to the breach of the duty of care, subject to the provisions of the Israeli Companies Law.

      o     a breach of his duty of care to us or to another person;

      o breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

      o     a financial liability imposed upon him in favor of another person.

      Office Holders' Insurance. Our Articles of Association provide that, subject to the provisions of the Israeli Companies Law, we may enter into a contract for the insurance of the liability of an office holderr with respect to an act performed by him in his capacity as an officer, for:

      o     a breach of his duty of care to us or to another person;

      o breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

      o     a financial liability imposed upon him in favor of another person.

      Indemnification of Office Holders. The Israeli Companies Law provides that a company may, if permitted by its Articles of Association, with respect to an act performed by an office holder in such capacity, (i) undertake in advance to indemnify an officer, provided that the undertaking shall be restricted to types of events that the board of directors shall deem, at the time the undertaking to indemnify is made, to have been foreseeable due to the company's activities, and limited to a sum or standard determined to be reasonable under the circumstances; and (ii) indemnify an officer retroactively; against:

      o a financial liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitration award approved by a court;

      o reasonable litigation expenses, including attorney's fees, incurred by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him or the imposition of any financial liability in lieu of criminal proceedings, or concluded without the filing of an indictment against him and a financial liability was imposed on him in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

      o reasonable litigation expenses, including attorneys' fees, expended by such office holder or charged to him by a court, in a proceeding we instituted against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted or in which he was convicted of an offense that does not require proof of criminal intent.

      Our Articles of Association provide that we may indemnify an office holder to the fullest extent permitted under the Israeli Companies Law.

      Limitations on Exculpation, Insurance and Indemnification. These provisions are specifically limited in their scope by the Israeli Companies Law, which provides that a company may not indemnify an office holder, nor exculpate an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability, incurred as a result of certain improper actions.

      Pursuant to the Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, our office holders must be approved by our audit committee and our board of directors and, if such office holder is a director, also by our shareholders.

      Our audit committee, board of directors and shareholders resolved to indemnify our office holders, pursuant to a standard indemnification agreement that provides for indemnification of an office holder in an amount up to $3 million. We currently maintain a directors' and officers' liability insurance policy with a per claim and aggregate coverage limit of $5 million including legal costs incurred in Israel.

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

      Our audit committee consists of four board members who satisfy the respective "independence" requirements of the Securities and Exchange Commission, NASDAQ and Israeli Law for audit committee members. Our audit committee is currently composed of Dr. Yehoshua Gleitman, Dr. Orna Berry and Messrs. Alon Aginsky and Yaacov Goldman. Our Board of Directors has determined that Mr. Goldman qualifies as a financial expert. The audit committee meets at least once each quarter.

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

Internal Audit

      The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Israeli Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice. Mr. Shaul Sofer, CPA (Israel), serves as our internal auditor.

NASDAQ Marketplace Rules and Home Country Practices

      NASDAQ Marketplace Rule 4350, or Rule 4350, was recently amended to permit foreign private issuers, such as our company, to follow certain home country corporate governance practices without the need to seek individual exemptions from NASDAQ. Instead, a foreign private issuer must provide NASDAQ with a letter from outside counsel in its home country certifying that the issuer's corporate governance practices are not prohibited by home country law. On June 21, 2005, we provided NASDAQ with a notice of non-compliance with Rule 4350. We do not comply with the following requirements of Rule 4350, and instead follow Israeli law and practice in respect of such requirements:

      o The requirements regarding the directors nominations process. Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders. See above in this Item 6C. "Directors, Senior Management and Employees - Board Practices - Election of Directors."

D.    EMPLOYEES

      On December 31, 2004, we and our consolidated subsidiaries employed 153 persons, of which 47 persons were employed in research and development, 45 in training and technical support, 35 in marketing and sales and 26 in operations and administration. As of December 31, 2004, 86 of our employees were located in Israel, 39 of our employees were located in the United States, 9 of our employees were located in Hong Kong, 2 of our employees were located in Holland and 17 of our employees were located in Brazil.

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

      Cost of living adjustments of employees' wages are determined on a nationwide basis and are legally binding. Under the current inflation rates, these adjustments compensate employees for approximately 40% of the change in the cost of living, with certain lag factors in implementation. Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is similar to the United States Social Security Administration. In 2004, payments to the National Insurance Institute amounted to approximately 14.5% of wages, of which approximately two-thirds was contributed by employees with the balance contributed by the employer.

      Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. We partly satisfy this obligation by contributing approximately 8.3% of between 80%-100% of the employee's annual gross salary to a fund known as "Managers' Insurance." This fund provides a combination of savings plans, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and a severance payment, if legally entitled, upon termination of employment. The remaining part of this obligation is presented in our balance sheet as "provision of severance pay."

E.    SHARE OWNERSHIP

      The following table sets forth certain information as of June 27, 2005 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers.

                                           Number of           Percentage of
                                        Ordinary Shares         Outstanding
    Name                             Beneficially Owned(1)   Ordinary Shares(2)
    ----                             ---------------------   ------------------
Chaim Mer.......................           2,000,954(3)            41.81%
Eytan Bar ......................              93,750(4)             1.92%
Shlomi Hagai....................                 625(4)               *
Hanoch Magid ...................              26,666(4)               *
Alon Aginsky....................              16,918                  *
Isaac Ben-Bassat................             689,214(5)            14.40%
Dr. Orna Berry..................                  --                  --
Dr. Yehoshua Gleitman...........                  --                  --
Steven J. Glusband..............               9,333(6)               *
Yaacov Goldman..................                  --                  --

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

(2) The percentages shown are based on 4,785,405 ordinary shares (excluding 10,800 ordinary shares held in treasury) issued and outstanding as of June 27, 2005.

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

(4)   Subject to currently exercisable stock options.

(5) Includes 630,045 ordinary shares held by Ron Dan Investments Ltd., a corporation controlled by Mr. Ben-Bassat.

(6) Includes 8,333 ordinary shares subject to currently exercisable stock options.

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

      During 2004, options to purchase 10,000 ordinary shares were granted under our 1996 Plan, with an average exercise price of $2.2, and no options were exercised into ordinary shares. At December 31, 2004, options to purchase 59,600 ordinary shares were outstanding under the 1996 Plan, exercisable at an average exercise price of $2.11 per share.

Section 102 Stock Option Plan

      In 1996 we adopted a Section 102 Stock Option Plan, as amended, or the 1996 102 Plan, providing for the grant of options to our Israeli employees, management, officers and directors or those of our subsidiaries. The 1996 102 Plan was adopted pursuant to Section 102 of the Israeli Income Tax Ordinance [New Version] - 1961, or Section 102, and provided recipients with tax advantages under the Israeli Income Tax Ordinance. As of January 1, 2003,
Section 102 was amended, pursuant to which certain new tax advantages are afforded with respect to option grants to employees and directors. In order to enable employees and directors to benefit from such tax advantages with respect to future grants of options and issuance of shares upon exercise thereof, such grants have to be performed under a share option plan that is adjusted to the amended Section 102, and therefore we adopted our 2003 Israeli Share Option Plan. We do not intend to grant any more options under the 1996 102 Plan and the ordinary shares that remained available for grant under the 1996 102 Plan were rolled-over into our 2003 Israeli Share Option Plan for issuance thereunder.

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

      During 2004, no options were granted under the 1996 102 Plan and options to purchase 17,333 ordinary shares were exercised. At December 31, 2004, options to purchase 189,500 ordinary shares were outstanding under the 1996 102 Plan, exercisable at an average exercise price of $2.11 per share.

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

      During 2004, options to purchase an aggregate of 216,000 ordinary shares were granted under the 2003 Plan at an average exercise price of $2.29 per share. No options were exercised into ordinary shares in 2004. At December 31, 2004, there were options to purchase 506,500 ordinary shares were outstanding under the 2003 Plan, having an exercise price of $2.11 per share.

Warrants

      On February 7, 2001, we issued five-year warrants to purchase 25,000 of our ordinary shares to Investec Bank (Mauritius) Ltd. in connection with certain financial services performed on our behalf. The warrants had an exercise price of $4.95 per ordinary share for warrants exercised until February 2004, and from thereafter until February 2006, the exercise price is $5.625 per ordinary share.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

      The following table sets forth certain information as of June 27, 2005 regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

                                       Number of             Percentage of
                                    Ordinary Shares           Outstanding
Name                             Beneficially Owned(1)     Ordinary Shares(2)
----                             ---------------------     ------------------

Chaim Mer and Dora Mer......         2,000,954 (3)              41.81%
Isaac Ben-Bassat............           689,214 (4)              14.40%

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

(2) The percentages shown are based on 4,785,504 ordinary shares (excluding 10,800 ordinary shares held in treasury) issued and outstanding as of June 27, 2005

(3) Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the holders of 244,821 ordinary shares, and are the beneficial owners of 1,744,453 ordinary shares through their controlling interest in Mer Ofekim Ltd., 11,539 ordinary shares through their controlling interest in Mer Services Ltd., 95 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd. and 46 ordinary shares through their controlling interest in C. Mer Industries Ltd.

(4) Includes 630,045 ordinary shares held by Ron Dan Investments Ltd., a corporation controlled by Mr. Ben-Bassat.

      Based on a review of the information provided to us by our transfer agent, as of June 28, 2005, there were 21 holders of record of our ordinary shares, of which seven record holders holding approximately 46.54% of our ordinary shares had registered addresses in the United States and 14 record holders holding approximately 53.46% of our ordinary shares had registered addresses in Israel. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 46.46% of our outstanding ordinary shares as of such date).

B.    RELATED PARTY TRANSACTIONS

      Ms. Dora Mer, the wife of Chaim Mer, provides legal services to us and receives a monthly retainer of $5,000. The conditions of retaining the services of Ms. Mer were approved by our Board of Directors and Audit Committee.

      Our subsidiaries, MTS Asia Ltd. and MTS IntegraTRAK, entered into an agreement with C. Mer Industries Ltd., or C. Mer, pursuant to which they distribute and support certain of C. Mer's products and provide certain services on behalf of C. Mer. Generally, C. Mer compensates MTS Asia Ltd. for these activities at cost plus 10% and compensates MTS IntegraTRAK at cost plus 5%. C. Mer is a publicly traded company controlled by Mr. Chaim Mer, and Mr. Mer has been the Chairman of its Board of Directors since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005.

      Presently, the only service provided to us by C. Mer is our participation in its umbrella liability insurance coverage We believe that the terms under which C. Mer provides such participation to us is on a basis no less favorable than could be obtained from an unaffiliated third party.

C.    INTERESTS OF EXPERTS AND COUNSEL

      Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

      See the consolidated financial statements, including the notes thereto, and the exhibits listed in Item 19 hereof and incorporated herein by this reference.

Export Sales

      See Note 16 of our Consolidated Financial Statements.

Legal Proceedings

      On April 18, 2005, Amdocs (Israel) Ltd. and Amdocs Ltd. filed a complaint in the Tel Aviv District Court naming our company, our chief executive officer and others as defendants (Civil File No. 32419-05/05). The complaint alleges, among other things, that professional and commercial information belonging to the plaintiffs was transferred to the defendants for use in our company's activity. The plaintiffs are seeking an injunction prohibiting the defendants from making any use of the information and trade secrets that were allegedly transferred, and mandatory injunctions requiring the return of any such information and the payment of estimated damages of NIS 14,775,000 (approximately $3,360,000). Due to the preliminary stage of the litagation proceeding, we cannot currently advise as to the outcome of the lawsuit. We intend to vigorously defend this action

Tax assessment

      In April 2000, the tax authorities in Israel issued to us a demand for a tax payment in the amount of approximately NIS 6,000,000 (approximately $1,350,000) for the period of 1997 to 1999. We have appealed to the Israeli district court in respect of this tax demand. Based on the opinion of our legal counsel, we believe that certain defenses can be raised against the demand of the tax authorities. We believe that the outcome of this matter will not have a material adverse effect on our financial position or results of operations. We made a provision for this tax demand in the amount of $464,000, based on the current evidence and the opinion of our legal counsel, which we believe is adequate.

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

      According to the Israeli Companies Law, a company may distribute dividends out of its profits (within the meaning of the Israeli Companies Law), so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. In the event cash dividends are declared, such dividends will be paid in NIS.

B.    SIGNIFICANT CHANGES

ITEM 9.  THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

Annual Stock Information

      The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ SmallCap Market.

            Year                             High          Low
            ----                             ----          ---
            2004........................     $4.00        $1.90
            2003........................     $3.56        $0.87
            2002........................     $1.65        $0.75
            2001........................     $4.63        $0.90
            2000........................    $17.75        $2.50

Quarterly Stock Information

      The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ SmallCap Market.

         2003                                 High           Low
         ----                                 ----           ---
         First Quarter................       $1.05         $0.87
         Second Quarter...............       $1.90         $0.97
         Third Quarter................       $2.65         $1.65
         Fourth Quarter...............       $3.56         $2.01

         2004
         ----
         First Quarter................       $4.00         $2.99
         Second Quarter...............       $3.62         $2.61
         Third Quarter................       $2.71         $1.90
         Fourth Quarter...............       $3.33         $2.08

Monthly Stock Information

      The following table sets forth, for each of the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ SmallCap Market.

         Month                               High            Low
         -----                               ----            ---
         December 2004..................    $3.33          $2.95
         January 2005...................    $3.44          $3.20
         February 2005..................    $3.49          $3.15
         March 2005.....................    $4.00          $3.56
         April 2005.....................    $3.83          $3.20
         May 2005.......................    $3.71          $3.20

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

General Corporate Tax Structure

      Israeli companies are subject to "Company Tax" on their taxable income. The applicable rate is 35% in 2004, 34% in 2005, 32% in 2006 and 30% in 2007 and thereafter. However, the effective tax rate payable by a company, which derives income from an approved enterprise (as further discussed below), may be considerably less.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

      The Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. An approved enterprise is entitled to benefits including Israeli Government cash grants and tax benefits in specified development areas. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates.

      Taxable income of a company derived from an approved enterprise is subject to corporate tax at the maximum rate of 25% (rather than the regular corporate tax rate) for the benefit period. This period is ordinarily seven years (or ten years if the company qualifies as a foreign investors' company as described below) commencing with the year in which the approved enterprise first generates taxable income, and is limited to twelve years from commencement of production or 14 years from the date of approval, whichever is earlier. Tax benefits under the Investments Law also apply to income generated from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise's ordinary course of business. The Investment Law also provides that a company that has an approved enterprise within Israel will be eligible for a reduced tax rate and is entitled to claim accelerated depreciation on buildings, machinery and equipment used by the approved enterprise during the first five years of use.

      A company owning an approved enterprise may elect to forego entitlement to the grants otherwise available under the Investment Law and in lieu thereof participate in an alternative track of benefits. Under the alternative track of benefits, a company's undistributed income derived from an approved enterprise will be exempt from company tax for a period of two years from the first year of taxable income and such company will be eligible for a reduced tax rate for the remainder, if any, of the otherwise applicable benefits period.

      A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors' company. A foreign investors' company is a company that more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company, which qualifies as a foreign investors' company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period. The company tax rate applicable to income from the approved enterprise earned in the benefit period (distributed or not) is as follows:

                                                            The company tax
         For a company with foreign investment of           rate is
         ---------------------------------------------      ---------------
         over 25% but less than 49% ............                 25%
         49% or more but less than 74%..........                 20%
         74% or more but less than 90%..........                 15%
         90% or more............................                 10%

In addition, the dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises income (15%), if the dividend, deriving from the approved enterprises, is distributed during the tax benefit period or within 12 years thereafter, yet, no time limit is applicable to dividends from a foreign investment company. The company must withhold this tax at source, regardless of whether the dividend is converted into foreign currency. However, if retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the company, the company would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%). Our company is not obliged to distribute exempt retained profits under the alternative track of benefits, and may generally decide from which source of income to declare dividends. We currently intend to reinvest any income derived from our approved enterprise programs and not to distribute such income as a dividend.

      C. Mer Industries Ltd. was granted approved enterprise status with respect to five investment projects and chose the alternative track with respect to each of these projects. Subsequent to our incorporation, C. Mer Industries Ltd. transferred four continuing approved programs to us. A fifth and sixth program were also granted approval. See Item 5A. "Operating and Financial Review and Prospects - Operating Results - Effective Corporate Tax Rate."

      The benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, its tax benefits could be canceled, in whole or in part, and it would be required to refund the amount of tax benefits, with the addition of the Israeli consumer price index linkage adjustment and interest.

      Recent Amendment of the Investments Law

      On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company's facility will be granted the status of "Privileged Enterprise" only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for a Privileged Enterprise under the alternative track of benefits, referred to as a Benefiting Facility. A company wishing to receive the tax benefits afforded to a Benefiting Facility is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefiting Facility, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefiting Facility and having completed a cooling-off period of three years from the company's previous year of commencement of benefits under the Investments Law.

      Pursuant to the amendment, a company with a Benefiting Facility is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the Benefiting Facility and to certain tax benefits, provided that no more than 12 to 14 years have passed since the beginning of the year of commencement of benefits under the Investments Law. The tax benefits granted to a Benefiting Factory are determined according one of the following new tax routes:

      (a) Similar to the currently available alternative track, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefiting Facility within Israel, and a reduced corporate tax rate of 10 to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefiting Facility during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefiting Facility.

      (b) A special tax track enabling companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefiting Facility. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

      (c) A special tax track that provides a full exemption from corporate tax and from tax with respect to dividends for companies with an annual income of at least NIS 13-20 billion that have invested a total of between NIS 600-900 million in facilities in certain geographical locations in Israel.

      Generally, a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

      The amendment changes the definition of "foreign investment" in the Investments Law such that a "Foreign Investors' Company" is a company that meets the following main conditions:

      o Foreign residents have invested at least NIS 5.0 million (approximately US$ 1.1 million) in the company; and

      o Foreign investment includes the purchase of the company's shares from another party, not only investment directly in the company, provided that the company's paid-up share capital exceeds NIS 5.0 million (approximately US$ 1.1million);

      If foreign investors become new Israeli residents after a Privileged Enterprise (or Approved Enterprise) was established, this will not affect the status of the Foreign Investors' Company until the end of its period of benefits. This also applies to an expansion of the enterprise effected within five years after their migration to Israel.

      A Foreign Investors' Company' that owns an Approved Enterprise or a Privileged Enterprise outside the Development Areas may enjoy up to three extra years of tax benefit, meaning up to 10 years in total, instead of seven years. In addition, reduced company tax rates of 10% - 20% are available for a Foreign Investors Company that is 49% or more foreign owned.

      The amendment will apply to approved enterprise programs in which the year of commencement of benefits under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004, in which case the provisions of the amendment will not apply.

Grants under the Law for the Encouragement of Industrial Research and Development, 1984

      The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Office of the Chief Scientist, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, and the regulations promulgated thereunder, commonly referred to as the Research Law. Grants received under such programs are repaid through a mandatory royalty based on revenues from products incorporating know-how developed with the grants. This government support is conditioned upon the ability of the participant to comply with certain applicable requirements and conditions specified in the Office of the Chief Scientist's programs and with the provisions of the Research Law.

      Under the Research Law, research and development programs which meet specified criteria and are approved by a research committee of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade are eligible for grants of up to 50% of certain of the project's approved expenditure, as determined by the research committee.

      In exchange, the recipient of such grants is required to pay the Office of the Chief Scientist royalties from the revenues derived from products incorporating technology developed within the framework of the approved research and development program or derived from such program (inlcuding ancillary services in connection with such program), usually up to100% -150% of the U.S. dollar-linked value of the total grants received in respect of such program, plus interest. See Item 5C. "Operating and Financial Review and Prospects - Research and Development, Patents and Licenses" for additional details on the grants that we have received and our contingent liability to the Office of the Chief Scientist.

      The terms of the Israeli Government participation generally requires that the products developed with such grants be manufactured in Israel. However, under regulations promulgated under the Research Law, upon the approval of the Chief Scientist, some of the manufacturing volume may be performed outside Israel, provided that the grant recipient pays royalties at an increased rate. As of April 1, 2003, the Research Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that this is essential for the execution of the program. The Research Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the prior approval of the research committee. The Research Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel. No approval is required for the sale or export of any products resulting from such research and development.

      However, in June 2005, an amendment to the Research Law became effective, which amendment was intended to make the Research Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of Office of the Chief Scientist-funded know-how outside of Israel. The amendment permits the Office of the Chief Scientist, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of demanding the recipient to pay increased royalties as described above. The amendment further permits, under certain circumstances and subject to the Office of the Chief Scientist's prior approval, the transfer outside Israel of know-how that has been funded by Office of the Chief Scientist, generally in the following cases: (a) the grant recipient pays to the Office of the Chief Scientist a portion of the consideration paid for such funded know-how (according to certain formulas), (b) the grant recipient receives know-how from a third party in exchange for its funded know-how, or (c) such transfer of funded know-how arises in connection with certain types of cooperation in research and development activities. To our knowledge, the Israeli government intends to amend the royalty regulations promulgated under the Research Law to reflect the foregoing amendment.

      The Research Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the Research Law. In addition, the rules of the Office of the Chief Scientist may require prior approval of the Office of the Chief Scientist or additional information or representations in respect of certain of such events. For this purpose, "control" is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. "Means of control" refers to voting rights or the right to appoint directors or the chief executive officer. An "interested party" of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the Research Law. Additionally, procedures regulated under the Research Law require the grant recipient to obtain the approval of the Office of the Chief Scientist prior to a change in the holdings of the recipient or change in the holdings of the means of control of the recipient if the recipient's shares are being issued to a non-Israeli person or entity and require the new non-Israeli party to undertake to the Office of the Chief Scientist to comply with the Research Law.

      The funds available for grants from the Office of the Chief Scientist were reduced in 1998, however the Israeli authorities have indicated in the past that the government may increase grants from the Office of the Chief Scientist in the future. We did not receive any grants from the Office of the Chief Scientist during 2004, and we currently do not expect to receive any grants during 2005.

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

      o Capital gains on specific marketable securities are exempt from tax for individuals until December 31, 2002 and from January 1, 2003, individuals are subject to a 15% tax rate on the real capital gains, companies are subject to a 35% in 2004, 34% in 2005, 32% in 2006 and 30% in 2007 and thereafter tax rate on the real capital gains and dealers in securities are subject to the regular tax rules applicable to business income in Israel.

Capital Gains Tax on Sales of Our Ordinary Shares

      Under regulations promulgated under the Israeli Tax Ordinance, sales of our ordinary shares until December 31, 2002, are exempt from Israeli capital gains for individuals so long as they are quoted on NASDAQ or listed on a stock exchange in another country and we qualify as an Industrial Company. We cannot assure you that we qualify or will maintain such qualification or our status as an Industrial Company. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income. From January 1, 2003, when the Israeli tax reform came into effect, individuals are subject to a 15% tax rate on the real capital gains derived on or after January 1, 2003 from the sale of shares in Israeli companies publicly traded on a recognized stock exchange outside of Israel.

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

Foreign Exchange Regulations

      Dividends (if any) paid to the holders of our ordinary shares, and any amounts payable with respect to our ordinary shares upon dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of the ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely reparable U.S. dollars at the rate of exchange prevailing at the time of conversion, however, Israeli income tax is required to have been paid or withheld on these amounts.

Recent Tax Reform Legislation

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (amendment No.132), 2002, commonly referred to as the Tax Reform, came into effect, following its enactment by the Israeli parliament on July 24, 2002. On December 17, 2002, the Israeli parliament approved a number of amendments to the Tax Reform, which came into effect on January 1, 2003. Other regulations and decrees relating to the Tax Reform were executed as well.

The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

      o Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

      o Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

      o Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than 50% of rights are held directly or indirectly by Israeli residents, which has undistributed profits and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his or her holdings in such corporation, as if such income were distributed to him or her as a dividend;

      o Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (which was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see "Capital Gains Tax Applicable to Shareholders" below; and

      o Introduction of a new regime for the taxation of shares and options issued to employees, officers and directors.

United States Federal Income Tax Consequences

      The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

      o     broker-dealers,

      o     financial institutions,

      o     certain insurance companies,

      o     regulated investment companies,

      o     investors liable for alternative minimum tax,

      o     tax-exempt organizations,

      o non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

      o persons who hold the ordinary shares through partnerships or other pass-through entities,

      o persons who acquired their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services,

      o     certain expatriates or former long-term residents of the United
            States,

      o investors that own or have owned, directly, indirectly or by attribution, 10 percent or more of our voting shares, and

      o investors holding ordinary shares as part of a straddle or appreciated financial position or a hedging or conversion transaction.

      If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ordinary shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

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

      o a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

      o an estate whose income is subject to U.S. federal income tax regardless of its source; or

      o a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

      Subject to the discussion below under the heading "Passive Foreign Investment Companies," the gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares, and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See "--Disposition of Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

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

      Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit purposes. U.S. Holders should note that recently enacted legislation eliminates the "financial services income" category with respect to taxable years beginning after December 31, 2006. Under this legislation, the foreign tax credit limitation categories will be limited to "passive category income" and "general category income." A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

      Subject to certain limitations, "qualified dividend income" received by a noncorporate U.S. Holder in tax years beginning on or after January 1, 2003 and on or before December 31, 2008 will be subject to tax at a reduced maximum tax rate of 15 percent. The rate reduction does not apply to dividends received from passive foreign investment companies, see discussion below. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the "Treaty") or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Disposition of Ordinary Shares

      If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis in ordinary shares. Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

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

Passive Foreign Investment Companies

      There is a substantial risk that we are a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. Holders of our ordinary shares and may cause a reduction in the value of such shares.

      For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC in 2004 under a literal application of the asset test that looks solely to market value.

      If we are a PFIC, dividends will not qualify for the reduced maximum tax rate, discussed above, and, unless you timely elect to "mark-to-market" your ordinary shares, as described below:

      o you will be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

      o the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

      o the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and

      o you will be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

      The PFIC provisions discussed above apply to U.S. persons who directly or indirectly hold stock in a PFIC. Both direct and indirect shareholders of PFICs are subject to the rules described above. Generally, a U.S. person is considered an indirect shareholder of a PFIC if it is:

      o A direct or indirect owner of a pass-through entity, including a trust or estate, that is a direct or indirect shareholder of a PFIC,

      o     A shareholder of a PFIC that is a shareholder of another PFIC, or

      o A 50%-or-more shareholder of a foreign corporation that is not a PFIC and that directly or indirectly owns stock of a PFIC.

      An indirect shareholder may be taxed on a distribution paid to the direct owner of the PFIC and on a disposition of the stock indirectly owned. Indirect shareholders are strongly urged to consult their tax advisors regarding the application of these rules.

      If we cease to be a PFIC in a future year, a U.S. Holder may avoid the continued application of the tax treatment described above by electing to be treated as if it sold its ordinary shares on the last day of the last taxable year in which we were a PFIC. Any gain would be recognized and subject to tax under the rules described above. Loss would not be not recognized. A U.S. Holder's basis in its ordinary shares would be increased by the amount of gain, if any, recognized on the sale. A U.S. Holder would be required to treat its holding period for its ordinary shares as beginning on the day following the last day of the last taxable year in which we were a PFIC.

      If the ordinary shares are considered "marketable stock" and if you elect to "mark-to-market" your ordinary shares, you would not be subject to the rules described above. Instead, you will generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss (to the extent of net mark-to-market gains) on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss. Loss on a disposition, to the extent in excess of net mark-to-market gains, would be treated as capital loss. Our ordinary shares should be considered "marketable stock" if they traded at least 15 days during each calendar quarter of the relevant calendar year in more than de minimis quantities.

      A U.S. Holder of ordinary shares will not be able to avoid the tax consequences described above by electing to treat us as a qualified electing fund, or QEF, because we do not intend to prepare the information that U.S. Holders would need to make a QEF election.

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

Interest Rate Risk

      Our exposure to market risk for changes in interest rates relates primarily to our short term deposits. Our short term deposits are held in dollars and bear annual interest of 1.5% to 2.0%, which is based upon the London Inter Bank Offered Rate (LIBOR). We place our short term deposits with major financial center U.S. banks. For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our short term deposits. The potential loss to us over one year that would result from a hypothetical change of 10% in the LIBOR rate would be approximately $20,000.

Foreign Currency Exchange Risk

      We have operations in several countries in connection with the sale of our products. A substantial portion of our sales and expenditures are denominated in dollars. We have mitigated, and expect to continue to mitigate, a portion of our foreign currency exposure through salaries, marketing and support operations in which all costs are local currency based. As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the Euro). A hypothetical 10% movement in foreign currency rates (primarily the Euro) against the dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in expected 2005 sales of $200,000.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

      Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by our company in reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information was made known to them by others within the company, as appropriate to allow timely decisions regarding required disclosure.

      There were no changes to our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

      All internal control systems no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

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

                                         Year Ended December 31,
                            ----------------------------------------------------
                                     2003                       2004
                            ----------------------------------------------------
       Services Rendered        Fees     Percentages      Fees       Percentages
      --------------------  -----------  ----------   ------------  -----------
      Audit (1)             $    45,500        61.0%   $    60,195         79.0%
      Audit-related (2)             484         1.0%            --           --
      Tax (3)                    28,700        38.0%        11,000         12.0%
      Other (4)                      --          --          7,841          9.0%
      Total                 $    74,684       100.0%   $    79,036        100.0%
                            -----------  ----------   ------------  -----------
-------------

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

(4) Other fees relate to products and services provided by the independent accountant, other than the services reported under the categories above

Pre-Approval Policies and Procedures

      Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee's approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Committee, and also requires the audit committee to consider whether proposed services are compatible with the independence of the public accountants. All the services provided by our independent accountants in 2004 were approved in advance by our Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

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

                                                                                                 Maximum Number (or
                                                                           Total Number of       Approximate Dollar
                                                                         Shares Purchased as      Value) of Shares
                                                                           Part of Publicly        that May Yet Be
                             Total Number of      Average Price Paid      Announced Plans or     Purchased Under the
     Period in 2004         Shares Purchased           per Share               Programs           Plans or Programs
----------------------    --------------------    ------------------     -------------------     -------------------
January.............                    ---                    ---                 391,610                208,390
February............                    ---                    ---                 391,610                208,390
March...............                    ---                    ---                 391,610                208,390
April...............                    ---                    ---                 391,610                208,390
May.................                    ---                    ---                 391,610                208,390
June................                    ---                    ---                 391,610                208,390
July................                    ---                    ---                 391,610                208,390
August..............                  3,800                  $2.28                 395,410                204,590
September...........                    ---                    ---                 395,410                204,590
October.............                    ---                    ---                 395,410                204,590
November............                    ---                    ---                 395,410                204,590
December............                    ---                    ---                 395,410                204,590

1. Under our stock repurchase program, which was publicly announced in December 2000, our officers were authorized to repurchase up to 300,000 of our ordinary shares. In May 2003 our board of directors increased the number of shares to be repurchased under our stock repurchase program to 600,000 ordinary shares. Through June 27, 2005, we have repurchased 395,410 ordinary shares, at a total cost of $486,000. Of such shares, 384,610 ordinary shares were cancelled.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

      We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

Consolidated Financial Statements.

Index to Consolidated Financial Statements. ............................F-1

         Report of Independent Registered Public Accounting Firm........F-2

         Consolidated Balance Sheets....................................F-3-4

         Consolidated Statements of Operations..........................F-5

         Statements of Changes in Shareholders' Equity..................F-6

         Consolidated Statements of Cash Flows..........................F-7 - 8

         Notes to Consolidated Financial Statements.....................F-9 - 38

         Appendix to Consolidated Financial Statements..................F-39

ITEM 19. EXHIBITS

         Index to Exhibits

         Exhibit      Description
         -------      -----------

         1.1      Memorandum of Association of the Registrant (1)

         1.2      Articles of Association of the Registrant (1)

         2.1      Specimen of Ordinary Share Certificate (1)

         4.1 Asset Purchase Agreement dated December 30, 2004 among the Registrant and Teleknowledge Group Ltd.

         4.2      1996 Employee Stock Option Plan (1)

         4.3      Section 102 Stock Option Plan (1)

         4.4      2003 Israeli Share Option Plan (2)

         4.5      Form of Consultant's Warrant (3)

         8.1      List of Subsidiaries of the Registrant

         10.1 Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global

         10.2     Consent of BDO Audiberia Auditores, S.L.

         14.1     Code of Ethics (4)

         12.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

         12.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

         13.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

         13.2     Certification of Chief Financial Officer pursuant to 18 U.S.C.
                  Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

         -----------------

         (1) Filed as an exhibit to our registration statement on Form F-1, registration number 333-05814, filed with the Securities and Exchange Commission, and incorporated herein by reference.

         (2) Filed as Exhibit 10.3 to our Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.

         (3) Filed as Exhibit 10.5 to our Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference.

         (4) Filed as Exhibit 14.1 to our Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.

             MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2004

                            U.S. DOLLARS IN THOUSANDS


                                      INDEX

                                                                      Page
                                                                  --------------

Report of Independent Registered Public Accounting Firm                F-2

Consolidated Balance Sheets                                         F-3 - F-4

Consolidated Statements of Operations                                  F-5

Statements of Changes in Shareholders' Equity                          F-6

Consolidated Statements of Cash Flows                               F-7 - F-8

Notes to Consolidated Financial Statements                         F-9 - F-38

Appendix to Consolidated Financial Statements                         F-39

                               - - - - - - - - - -

[ERNST & YOUNG LOGO]
                          Kost Forer Gabbay & Kasierer     Phone: 972-3-6232525
                          3 Aminadav St.                   Fax:   972-3-5622555
                          Tel-Aviv 67067, Israel

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             To the Shareholders of

                        Mer Telemanagement Solutions Ltd.

      We have audited the accompanying consolidated balance sheets of Mer Telemanagement Solutions Ltd. ("the Company") and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Jusan SA, a 50% owned affiliate, for the year ended December 31, 2004, whose Company's investments constitute $ 2,119 thousand as of December 31, 2004 and its equity in revenues constitute $ 225 thousand. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to amounts emanating from the financial statements of such investee companies, is based solely on the said reports of the other auditors.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

      In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

                                           /s/Kost Forer Gabbay and Kasierer
Tel-Aviv, Israel                              KOST FORER GABBAY & KASIERER
February 7, 2005                            A Member of Ernst & Young Global

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                   December 31,
                                                                             -----------------------
                                                                                2003          2004
                                                                             ---------     ---------
     ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                                 $   8,684     $   3,814
   Marketable securities (Note 3)                                                1,644         1,057
   Trade receivables (net of allowance for doubtful accounts of $350 and
     $370 as of December 31, 2003 and 2004, respectively)                        1,391         1,348
   Other accounts receivable and prepaid expenses (Note 4)                         566           391
   Inventories (Note 5)                                                            193           178
                                                                             ---------     ---------

 Total current assets                                                           12,478         6,788
 -----                                                                       ---------     ---------

 LONG-TERM INVESTMENTS:
   Investments in an affiliate (Note 6)                                          1,859         2,119
   Long-term loans, net of current maturities (Note 7)                              95            45
   Severance pay fund                                                              564           535
   Other investments (Note 8)                                                      368           373
                                                                             ---------     ---------

 Total long-term investments                                                     2,886         3,072
 -----                                                                       ---------     ---------

 PROPERTY AND EQUIPMENT, NET (Note 9)                                              482           581
                                                                             ---------     ---------

 OTHER ASSETS:
   Goodwill (Note 10a)                                                           2,024         3,415
   Other intangible assets, net (Note 10b)                                         206         1,394
   Deferred income taxes (Note 13)                                                 106            73
                                                                             ---------     ---------

 Total other assets                                                              2,336         4,882
 -----                                                                       ---------     ---------

 Total assets                                                                $  18,182     $  15,323
 -----                                                                       =========     =========

The accompanying notes are an integral part of the consolidated financial statements.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

                                                                                    December 31,
                                                                              ------------------------
                                                                               *) 2003          2004
                                                                              ---------      ---------
     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current maturities of long-term loans                                       $       8      $      --
  Trade payables                                                                    393            719
  Accrued expenses and other liabilities (Note 11)                                1,421          2,042
  Deferred revenues                                                               1,219          1,254
                                                                              ---------      ---------

Total current liabilities                                                         3,041          4,015
-----                                                                         ---------      ---------

LONG-TERM LIABILITIES:
  Accrued severance pay                                                             677            651
                                                                              ---------      ---------

Total long-term liabilities                                                         677            651
-----                                                                         ---------      ---------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)

SHAREHOLDERS' EQUITY (Note 15):
  Share capital -
    Ordinary shares of NIS 0.01 par value - Authorized: 12,000,000 shares as of December 31, 2003 and 2004; Issued: 4,631,471 and 4,648,804
      shares as of December 31, 2003 and 2004, respectively; Outstanding:
      4,624,471 and 4,638,004 shares as of December 31, 2003 and 2004,
      respectively                                                                   14             14
  Additional paid-in capital                                                     12,877         12,879
  Treasury shares (7,000 and 10,800 shares as of December 31, 2003 and
      2004, respectively)                                                           (20)           (29)
  Deferred stock compensation                                                      (274)          (208)
  Accumulated other comprehensive income                                             87            348
  Retained earnings (accumulated deficit)                                         1,780         (2,347)
                                                                              ---------      ---------

Total shareholders' equity                                                       14,464         10,657
-----                                                                         ---------      ---------

Total liabilities and shareholders' equity                                    $  18,182      $  15,323
-----                                                                         =========      =========

*) Reclassification.

The accompanying notes are an integral part of the consolidated financial statements.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

                                                                 Year ended December 31,
                                                       ---------------------------------------------
                                                           2002             2003             2004
                                                       -----------      -----------      -----------
Revenues (Note 16):
  Products sales                                       $     7,397      $     6,944      $     7,070
  Services                                                   2,390            2,286            2,343
                                                       -----------      -----------      -----------

Total revenues                                               9,787            9,230            9,413
-----                                                  -----------      -----------      -----------

Cost of revenues:
  Products sales                                             1,655            1,523            2,407
  Services                                                     241              326              407
                                                       -----------      -----------      -----------

Total cost of revenues                                       1,896            1,849            2,814
-----                                                  -----------      -----------      -----------

Gross profit                                                 7,891            7,381            6,599
                                                       -----------      -----------      -----------

Operating expenses:
  Research and development                                   2,127            1,825            2,362
  Selling and marketing                                      3,954            3,916            6,300
  General and administrative                                 1,858            1,830            2,101
                                                       -----------      -----------      -----------

Total operating expenses                                     7,939            7,571           10,763
-----                                                  -----------      -----------      -----------

Operating loss                                                 (48)            (190)          (4,164)
Financial income, net (Note 17a)                               134              124               78
Other income (expenses), net (Note 17b)                       (140)               6               --
                                                       -----------      -----------      -----------

Loss before taxes on income                                    (54)             (60)          (4,086)
Taxes on income (Note 13)                                       52              198              266
                                                       -----------      -----------      -----------

Loss before equity in earnings of affiliate                   (106)            (258)          (4,352)
Equity in earnings of affiliate                                236              345              225
                                                       -----------      -----------      -----------

Net income (loss)                                      $       130      $        87      $    (4,127)
                                                       ===========      ===========      ===========

Net earnings (loss) per share:

Basic net earnings (loss) per Ordinary share           $      0.03      $      0.02      $     (0.89)
                                                       ===========      ===========      ===========

Diluted net earnings (loss) per Ordinary share         $      0.03      $      0.02      $     (0.89)
                                                       ===========      ===========      ===========

Weighted average number of Ordinary shares used in
   computing basic net earning (loss) per share          4,709,796        4,617,099        4,634,413
                                                       ===========      ===========      ===========

Weighted average number of Ordinary shares used in
   computing diluted net earning (loss) per share        4,709,796        4,628,249        4,634,413
                                                       ===========      ===========      ===========

The accompanying notes are an integral part of the consolidated financial statements.

                                                                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                                                                         AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                                                 Accumulated
                                                                     Additional                    Deferred         other
                                                        Share         paid-in       Treasury        stock       comprehensive
                                                       capital        capital        shares      compensation   income (loss)
                                                    ------------   ------------   ------------   ------------   ------------
Balance as of January 1, 2002                       $         15   $     12,846   $       (158)  $         --   $       (410)
  Purchase of treasury shares                                 --             --           (172)            --             --
  Other comprehensive income:
    Unrealized losses on available-for-sale
      marketable securities, net                              --             --             --             --             (3)
    Foreign currency translation adjustments                  --             --             --             --            202

  Total other comprehensive income
  Net income                                                  --             --             --             --             --
                                                    ------------   ------------   ------------   ------------   ------------
  Total comprehensive income

Balance as of December 31, 2002                               15         12,846           (330)            --           (211)
  Exercise of options                               *)        --             --             --             --             --
  Employee stock based compensation                           --   **)      487             --    **)    (487)             --
  Amortization of deferred stock compensation                 --             --             --            213             --
  Retirement of treasury shares                               (1)          (456)           457             --             --
  Purchase of treasury shares                                 --             --           (147)            --             --
  Other comprehensive income:
    Unrealized gains on available-for-sale
      marketable securities, net                              --             --             --             --            109
    Foreign currency translation adjustments                  --             --             --             --            196
    Loss from cash flows hedging transaction                  --             --             --             --             (7)

  Total other comprehensive income
  Net income                                                  --             --             --             --             --
                                                    ------------   ------------   ------------   ------------   ------------
  Total comprehensive income

Balance as of December 31, 2003                               14         12,877            (20)          (274)            87
  Exercise of options                               *)        --              2             --             --             --
  Amortization of deferred stock compensation                 --             --             --             66             --
  Purchase of treasury shares                                 --             --             (9)            --             --
  Other comprehensive income:
    Unrealized gains on available-for-sale
      marketable securities, net                              --             --             --             --             83
    Foreign currency translation adjustments                  --             --             --             --            171
    Gain from cash flows hedging transaction                  --             --             --             --              7

  Total other comprehensive income
  Net loss                                                    --             --             --             --             --
                                                    ------------   ------------   ------------   ------------   ------------
  Total comprehensive loss

Balance as of December 31, 2004                     $         14   $     12,879   $        (29)          (208)  $        348
                                                    ============   ============   ============   ============    ============

Accumulated unrealized gains from
  available-for-sale marketable securities                                                                      $         86
Accumulated foreign currency
  translation adjustments                                                                                                262
                                                                                                                ------------
                                                                                                                $        348
                                                                                                                ============

                                                      Retained
                                                      earnings        Total           Total
                                                    (accumulated   comprehensive   shareholders'
                                                      Deficit)     income (loss)     equity
                                                    ------------   ------------    ------------
Balance as of January 1, 2002                       $      1,563                   $     13,856
  Purchase of treasury shares                                 --                           (172)
  Other comprehensive income:
    Unrealized losses on available-for-sale
      marketable securities, net                              --   $         (3)             (3)
    Foreign currency translation adjustments                  --            202             202
                                                                   ------------
  Total other comprehensive income                                          199
  Net income                                                 130            130             130
                                                    ------------   ------------    ------------
  Total comprehensive income                                       $        329
                                                                   ============
Balance as of December 31, 2002                            1,693                         14,013
  Exercise of options                                                              *)        --
  Employee stock based compensation                           --                             --
  Amortization of deferred stock compensation                 --                            213
  Retirement of treasury shares                               --                             --
  Purchase of treasury shares                                 --                           (147)
  Other comprehensive income:
    Unrealized gains on available-for-sale
      marketable securities, net                              --   $        109             109
    Foreign currency translation adjustments                  --            196             196
    Loss from cash flows hedging transaction                  --             (7)             (7)
                                                                   ------------
  Total other comprehensive income                                                          298
  Net income                                                  87             87              87
                                                    ------------   ------------    ------------
  Total comprehensive income                                       $        385
                                                                   ============
Balance as of December 31, 2003                            1,780                         14,464
  Exercise of options                                         --                              2
  Amortization of deferred stock compensation                 --                             66
  Purchase of treasury shares                                 --                             (9)
  Other comprehensive income:
    Unrealized gains on available-for-sale
      marketable securities, net                              --   $         83              83
    Foreign currency translation adjustments                  --            171             171
    Gain from cash flows hedging transaction                  --              7               7
                                                                   ------------
  Total other comprehensive income                                          261
  Net loss                                                (4,127)        (4,127)         (4,127)
                                                    ------------   ------------    ------------
  Total comprehensive loss                                         $     (3,866)
                                                                   ============
Balance as of December 31, 2004                     $     (2,347)                  $     10,657
                                                    ============                   ============

*) Represents an amount lower than $1.
**) Reclassification.
The accompanying notes are an integral part of the consolidated financial statements.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                              Year ended December 31,
                                                                      ---------------------------------------
                                                                         2002           2003           2004
                                                                      ---------      ---------      ---------
Cash flows from operating activities:
-------------------------------------
  Net income (loss)                                                   $     130      $      87      $  (4,127)
  Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
      Loss (gain) on sale of available-for-sale and trading
        marketable securities, net                                          140             (6)            --
      Loss on sale of property and equipment                                  6             39              1
      Equity in earnings of affiliate                                      (236)          (345)          (225)
      Proceeds from trading securities, net                                  81             --             --
      Depreciation and amortization                                         501            401            399
      Deferred income taxes, net                                             29             23             33
      Employee stock-based compensation                                      --            213             66
      Accrued severance pay, net                                             (2)           (47)             2
      Decrease (increase) in trade receivables                              (87)          (132)           144
      Decrease (increase) in other accounts receivable and
        prepaid expenses                                                    215            (89)           175
      Decrease in inventories                                                82             47             15
      Increase (decrease) in trade payables                                (149)            43            326
      Increase (decrease) in accrued expenses and other
        liabilities                                                        (419)           (99)           611
      Increase (decrease) in deferred revenues                              187             35            (41)
      Others                                                                 11             (7)            --
                                                                      ---------      ---------      ---------

Net cash provided by (used in) operating activities                         489            163         (2,621)
                                                                      ---------      ---------      ---------

Cash flows from investing activities:
-------------------------------------
  Changes in related parties account, net                                   108             --             20
  Proceeds from sale of property and equipment                               26              5             22
  Purchase of property and equipment                                       (166)          (171)          (293)
  Capitalization of research and development costs                           --             --           (386)
  Investment in leasing deposit                                              --             --             (5)
  Proceeds from realization of short-term bank deposits                   1,942             --             --
  Investment in available for sale marketable securities                 (1,512)          (969)          (220)
  Investment in held-to-maturity marketable securities                     (476)            --             --
  Proceeds from sale of available-for-sale marketable securities          2,508            318            891
  Proceeds from redemption of held-to-maturity marketable
    securities                                                              201            275             --
  Acquisition of certain assets and liabilities of Teleknowledge
    (a)                                                                      --             --         (2,445)
  Dividend from an affiliate                                                190            100            136
  Others                                                                    (12)            16             50
                                                                      ---------      ---------      ---------

Net cash provided by (used in) investing activities                       2,809           (426)        (2,230)
                                                                      ---------      ---------      ---------

The accompanying notes are an integral part of the consolidated financial statements.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                    Year ended December 31,
                                                           ---------------------------------------
                                                              2002           2003           2004
                                                           ---------      ---------      ---------
Cash flows from financing activities:
-------------------------------------
  Changes in related parties, net                                  4             51             --
  Repayment of long-term loans                                   (55)            (8)            (8)
  Proceeds from exercise of options and warrants                  --      *)     --              2
  Purchase of treasury shares                                   (172)          (147)            (9)
                                                           ---------      ---------      ---------

Net cash used in financing activities                           (223)          (104)           (15)
                                                           ---------      ---------      ---------

Effect of exchange rate changes on cash and cash
   equivalents                                                    --            (11)            (4)
                                                           ---------      ---------      ---------

Increase (decrease) in cash and cash equivalents               3,075           (378)        (4,870)
Cash and cash equivalents at the beginning of the year         5,987          9,062          8,684
                                                           ---------      ---------      ---------

Cash and cash equivalents at the end of the year           $   9,062      $   8,684      $   3,814
                                                           =========      =========      =========

Supplemental disclosure of cash flows activities:
-------------------------------------------------
  Cash paid during the year for:
  Interest                                                 $      10      $       1      $       1
                                                           =========      =========      =========

  Income taxes                                             $      58      $      49      $      25
                                                           =========      =========      =========

      (a)   In conjunction with acquisition,
            the fair values of assets acquired
            and liabilities assumed at the date
            of acquisition were as follow (see
            Note 1c):

      Working capital (excluding cash and cash
        equivalents)                                                                     $      24
      Estimated fair value of assets acquired and
        liabilities assumed at the acquisition date:
      Property and equipment                                                                    40
      Goodwill                                                                               1,391
      Developed technology                                                                     690
      Customer relationship                                                                    300
                                                                                         ---------

                                                                                         $   2,445
                                                                                         =========

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

NOTE 1:- GENERAL

      a. Mer Telemanagement Solutions Ltd. (the "Company" or "MTS") was incorporated on December 27, 1995. MTS and its subsidiaries ("the Group") designs, develops, markets and supports a comprehensive line of telecommunication management and customer care & billing ("CC&B") solutions that enable business organizations and other enterprises to improve the efficiency and performance of all IP operations, and reduce associated costs. The Group products include call accounting and management products, fault management systems and web based management solutions for converged voice, voice over Internet Protocol, IP data and video and CC&B solutions. As for MTS's subsidiaries, see Note 18.

      b. MTS's products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, and to detect and prevent abuse and misuse of telephone networks including fault telecommunication usage.

            The Group markets its products worldwide through distributors, business telephone switching systems manufacturers and vendors and its direct sales force. Several international private automatic branch exchange ("PBX") manufacturers market the Group's products as part of their PBX selling efforts or on an Original Equipment Manufacturer ("OEM") basis. The Group is highly dependent upon the active marketing and distribution of its OEM's. If the Group is unable to effectively manage and maintain a relationship with its OEM or any event negatively affecting such dealer's financial condition, could cause a material adverse effect on the Group's results of operations and financial position. In 2002, 2003 and 2004, one major customer generated 36%, 40% and 38% of the Group's revenues, respectively.

            Certain components and subassemblies included in the Group's products are obtained from a single source or a limited group of suppliers and subcontractors. If such supplier fails to deliver the necessary components or subassemblies, the Company may be required to seek alternative sources of supply. A change in supplier could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company's results of operations and financial position.

            MTS's shares are listed for trade on the Nasdaq SmallCap Market.

      c. On December 30, 2004, the Company and Teleknowledge Group Ltd. ("Teleknowledge") consummated an Assets Purchase Agreement ("the Agreement"). TeleKnowledge is a leading provider of carrier-class billing and rating solutions. The integration of Teleknowledge's billing solution enables MTS to offer an end-to-end customer care and billing solution. Under the terms of the Agreement, the Company acquired certain assets and liabilities of Teleknowledge for the following consideration:

            1.    An initial consideration of $2,374 in cash.

            2. Additional contingent consideration of up to an amount of $3,650 based on post acquisition revenue performance (calculated as 10% of renewal maintenance fees and 20% of all other revenues from sales which included Teleknowledge products), over a period of three years. Such payments will be recorded as additional goodwill, during the contingency period, when actual revenue performance will be evaluated.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 1:- GENERAL (Cont.)

            3.    In addition,  the Company incurred  transaction costs totaling
                  $71.

            Prior  to  the  acquisition,   MTS  and  Teleknowledge  had  an  OEM
            relationship. The commercial arrangements and transactions were settled before the date of the acquisition.

            The acquisition was accounted for under the purchase method of accounting in accordance with SFAS 141, "Business Combination" ("SFAS 141"). Accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill.

            Based upon a valuation of the tangible and intangible assets acquired and the liabilities assumed, the Company has allocated the total cost of the acquisition to Teleknowledge's net assets at the date of acquisition, as follows:

               Trade receivables                                       $   100
               Property and equipment                                       40
                Intangible assets:
                   Developed technology (four-year useful life)            690
                   Customer relationship (six-year useful life)            300
                   Goodwill                                              1,391
                                                                       -------

                Total assets acquired                                    2,521
                                                                       -------
                Liabilities assumed:
                   Deferred revenues                                       (76)
                                                                       -------

                Total liabilities assumed                                  (76)
                                                                       -------

                Net assets acquired                                    $ 2,445
                                                                       =======

            The valuation of the Company's developed technology was based on the income approach, which reflects the future economic benefits from Teleknowledge products. The value assigned to customer relationship was based on the cost approach. Under this approach, the customer relationship was valued by calculating the savings realized by the Company through obtaining a pre-existing customer relationship of Teleknowledge.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 1:- GENERAL (Cont.)

            Pro forma results:

            The following unaudited proforma information does not purport to represent what the Company's results of operations would have been had the acquisitions occurred on January 1, 2003 and 2004, nor does it purport to represent the results of operations of the Company for any future period.

                                                                          Year ended December 31,
                                                                       ---------------------------
                                                                           2003            2004
                                                                       -----------     -----------
             Revenues                                                  $    10,128     $    10,542
                                                                       ===========     ===========

             Net loss from continuing operations                       $   (10,247)    $ *) (4,931)
                                                                       ===========     ===========
             Basic and diluted net loss per share for continuing
               operations                                              $     (2.22)    $     (1.06)
                                                                       ===========     ===========
            Weighted average number of Ordinary shares in
               computation of basic and diluted net loss per share       4,617,099       4,634,413
                                                                       ===========     ===========

            *) Net of capital gain from sale of Teleknowledge to MTS.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

      The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

      a.    Use of estimates:

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      b.    Financial statements in U.S. dollars:

            The majority of the revenues of the Company and certain of its subsidiaries are generated in U.S. dollars ("dollar") or linked to the dollar. In addition, a substantial portion of the Company's and certain of its subsidiaries' costs is incurred in dollars. Company's management believes that the dollar is the primary currency of the economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

            Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with SFAS No. 52, "Foreign Currency Translation". All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            The financial statements of foreign subsidiaries and affiliates, whose functional currency has been determined to be their local currency, have been translated into dollars. Assets and liabilities have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income
            (loss).

      c.    Principles of consolidation:

            The consolidated financial statements include the accounts of MTS and its wholly-owned subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

      d.    Cash equivalents:

            The Company considers all short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less to be cash equivalents.

      e.    Marketable securities:

            The Company accounts for investments in debt and equity securities (other than those accounted for under the equity method of accounting) in accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115").

            Management   determines   the   classification   of  investments  in
            marketable debt and equity securities at the time of purchase and reevaluates such designations as of each balance sheet date.

            As of December 31, 2004 and 2003, all marketable securities were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders' equity, net of taxes. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated Statement of Operations.

      f.    Inventories:

            Inventories are stated at the lower of cost or market value. Inventories write-offs are provided to cover risks arising from slow moving items or technological obsolescence. Cost is determined as follows: Raw materials - using the "first in, first out" method with the addition of allocable indirect manufacturing costs. Finished products are recorded on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

      g.    Investments in an affiliate:

            In these financial statements, affiliated company is company held 50% (which is not a subsidiary), where the Company can exercise significant influence over operating and financial policy of the affiliate.

            The investment in affiliated company is accounted for by the equity method, in accordance with Accounting Principle Board Opinion No.18, "The Equity Method of Accounting for Investments in Common Stock", ("APB No.18"). Profits on intercompany sales, not realized through sales to third parties, were eliminated. The excess of the purchase price over the fair value of net tangible assets acquired has been attributed to goodwill.

            Goodwill is no longer amortized, but is reviewed annually (or more frequently if circumstances indicate impairment has occurred) for impairment in accordance with the provisions of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). Before the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over 10 years, in accordance with APB Opinion No.17, "Intangible Assets".

            Under APB 18, a loss in value of an investment accounted for under the equity method, which is other than a temporary decline, should be recognized as a realized loss, establishing a new carrying value for the investment. Factors the Company considers in making this evaluation include: the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer, including cash flows of the investee and any specific events which may influence the operations of the issuer and the intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value. A current fair value of an investment that is less than its carrying amount may indicate a loss in value of the investment. No impairment losses were recorded during 2004.

      h.    Investment in other companies:

            The investment in these companies is stated at cost, since the Group does not have the ability to exercise significant influence over operating and financial policies of those investments. The Company's investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with APB No.18. As of December 31, 2004, based on management's most recent analyses, no impairment losses have been identified.

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

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

      i.    Property and equipment:

            Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, over the estimated useful lives of the assets, at the following annual depreciation rates:

                                                                  %
                                                      --------------------------

            Computers and peripheral equipment                    33
            Office furniture and equipment                      6 - 20
            Motor vehicles                                        15
            Leasehold improvements                     Over the shorter term of
                                                      the lease agreement or the
                                                          life of the asset

      j.    Impairment of long-lived assets:

            The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2004, no impairment losses have been identified.

      k.    Goodwill and other intangible assets:

            Goodwill represents excess of the costs over the net assets of business acquired. Under SFAS No. 142, goodwill acquired in a business combination on or after July 1, 2001, will not be amortized. Goodwill that arose from acquisitions prior to July 1, 2001 was amortized until December 31, 2001, by the straight-line method, over 10 years.

            SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, and weighted average cost of capital. As of December 31, 2004, no impairment losses have been identified. As for application of SFAS No. 142, see Note 10a.

            Developed technology is amortized over a weighted average of four years and customer relationship is amortized over a weighted average of six years .

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

      l.    Revenue recognition:

            The Company generates revenues from licensing the rights to use its software products directly to end-users and indirectly through resellers and OEM's (who are considered end users). The Company also generates revenues from rendering maintenance, service bureau and support.

            Revenues from software license agreements are recognized when all criteria outlined in Statement of Position No. 97-2, "Software Revenue Recognition" ("SOP No. 97-2") as amended are met. Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable. The Company generally does not grant a right of return to its customers.

            Where software arrangements involve multiple elements, revenue is allocated to each undelivered element based on vendor specific objective evidence ("VSOE") of the fair values of each undelivered element in the arrangement, in accordance with the "residual method" prescribed by SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition With Respect to Certain Transactions". The VSOE used by the Company to allocate the sales price to support services and maintenance is based on the renewal rate charged when these elements are sold separately. License revenues are recorded based on the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements, and (2) all revenue recognition criteria of SOP No. 97-2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

            Revenues from maintenance and support services are recognized over the life of the maintenance agreement or at the time that support services are rendered.

            Deferred   revenues   include   unearned   amounts   received  under
            maintenance and support contracts, not yet recognized as revenues.

      m.    Research and development costs:

            Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No. 86"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's and its subsidiaries product development process, technological feasibility is established upon completion of a working model.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred, net of participation of the Office of the Chief Scientist of Israel's Ministry of Industry and Trade.

            Significant costs incurred by the Company and its subsidiaries between completion of the working model and the point at which the product is ready for general release, have been capitalized.

            Capitalized software costs are amortized by the greater of the amount computed using the: 1) ratio of the current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or 2) the straight-line method over the estimated useful life of the product (three years). The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. Based on its most recent analyses, management believes that no impairment of capitalized software development costs exists as of December 31, 2004.

      n.    Government grants:

            Royalty-bearing grants from the Government of Israel for funding certain approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and recorded as a deduction of research and development costs.

      o.    Income taxes:

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

      p.    Accounting for stock-based compensation:

            The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), which amended certain provisions of SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning 2003. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

            Pro forma information regarding the Company's net income (loss) and net earnings (loss) per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

            The fair value for options granted in 2002, 2003 and 2004 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

                                                                Year ended December 31,
                                                        -----------------------------------------
                                                           2002            2003            2004
                                                        ---------       ---------       ---------
            Dividend                                            0%              0%              0%
            Average risk-free interest rates                    2%              2%           2.79%
            Average expected life (in years)                    4             2.5            4.71
            Volatility                                       66.8%           71.8%          53.37%

            Pro forma information under SFAS No. 123, is as follows:

                                                                Year ended December 31,
                                                        -----------------------------------------
                                                           2002            2003            2004
                                                        ---------       ---------       ---------
            Net income (loss), available to
              ordinary shares as reported               $     130       $      87       $  (4,127)
            Add: Stock-based employee compensation
              - intrinsic value                                --             213              66
            Deduct: Total stock-based compensation
              expense determined under fair value
              method for all awards, net of related
              tax effect                                     (177)           (346)           (274)
                                                        ---------       ---------       ---------

            Pro forma net loss                          $     (47)      $     (46)      $  (4,335)
                                                        =========       =========       =========
            Basic and diluted net earnings (loss)
              per share, as reported                    $    0.03       $    0.02       $   (0.89)
                                                        =========       =========       =========
            Basic and diluted net loss per share,
              pro forma                                 $   (0.01)      $      --       $   (0.94)
                                                        =========       =========       =========

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            The Company applies Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") and Emerging Issues Task Force No. 96-18 ("EITF No. 96-18"), "Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" with respect to options issued to non-employees. SFAS No. 123 requires use of an option valuation model to measure the fair value of the options at the measurement date.

      q.    Warranty costs:

            The Company provides free warranty for up to one year for end-users and up to 15 months for the "OEM" distributors. A provision is recorded for probable costs in connection with these services based on the Company's experience.

            The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of sold units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. No changes in the Company's product liability were recorded during the period and the provision for the year ending December 31, 2004 amounted to $ 22.

      r.    Fair value of financial instruments:

            The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

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

      s.    Severance pay:

            The Company's liability for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash
            surrendered  value  of  these  policies,   and  includes  immaterial
            profits.

            Severance expenses for the years ended December 31, 2002, 2003 and 2004 amounted to approximately $ 104, $ 13 and $ 164, respectively.

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

            The trade receivables of the Company are mainly derived from sales to customers in the U.S. and Europe (see Note 16). The Company performs ongoing credit evaluations of its customers. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection according to management estimates. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

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

      u.    Basic and diluted net earnings (loss) per share:

            Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS No. 128").

            The total number of shares related to the outstanding options excluded from the calculation of diluted net earnings (loss) per share was 757,580 766,141 and 667,101 for the years ended December 31, 2002, 2003 and 2004, respectively.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

      v.    Derivatives and hedging:

            To protect against the reduction in value of forecasted foreign currency cash flows resulting from export sales over the next year, the Company hedged portions of its forecasted revenue denominated in foreign currencies with forward contracts. During 2004, the Company realized all its forward derivatives.

            Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

            For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in other income/expense in current earnings during the period of change.

            During 2004 and 2003, there were no significant gains or losses recognized in earning for hedge ineffectivness.

      w.    Impact of recently issued accounting standards:

            On December16, 2004, the FASB issued FASB Statement No. 123 (revised
            2004), "Share Based Payment", which is a revision of FASB Statement No. 123, "Accounting for Stock Based Compensation". SFAS 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and amends FASB Statement No. 95, "Statement of Cash Flow". Generally, the approach adopted by SFAS 123(R) is similar to the approach described in Statement 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair value. Pro forma disclosure is no longer an alternative.

            SFAS 123(R) must be adopted by no later than July 1, 2005. Early adoption is permitted in periods in which financial statements have not yet been issued. The Company expects to adopt SFAS 123(R) on July 1, 2005.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            SFAS 123(R) permits companies to adopt its requirement using one of the two methods:

            1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123(R) for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date.

            2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123(R) for purposes of pro forma disclosures either: (a) all prior periods presented or (b) prior interim period of the year of adoption.

                  As permitted by SFAS 123, the Company currently accounts for share based payments to employees using the APB 25 intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123(R) fair value method will have a significant impact on the Company's result of operations, although it will have no impact on the Company's overall financial position. The impact of the adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share based payments granted in the future. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that Standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings (loss) per share in above.

                  In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4" ("SFAS151"). SFAS 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

                  Reclassification:

                  Certain amounts from prior years referring to the employee stock based compensation have been reclassified to conform current periods representation.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 3:- MARKETABLE SECURITIES

      The following is a summary of the Company's investment in marketable securities:

                                             December 31, 2003                                    December 31, 2004
                            ---------------------------------------------------   -------------------------------------------------
                                            Gross        Gross                                    Gross       Gross
                             Amortized    unrealized   unrealized    Fair market  Amortized    unrealized   unrealized   Fair market
                               cost         gains        losses         value        cost         gains       losses        value
                            ----------   ----------    ----------    ----------   ----------   ----------   ----------   ----------
      Available-for-sale:
       Mutual funds         $      623   $        5    $       --    $      628   $      506   $       60   $       --   $      566
       Equity securities            51           12            --            63           25            8           33
       Corporate bonds             702           --            (8)          694          368            8           --          376
       Israeli Government
        debts                      265           --            (6)          259           72           10                        82
                            ----------   ----------    ----------    ----------   ----------   ----------   ----------   ----------

                            $    1,641   $       17    $      (14)   $    1,644   $      971   $       86   $       --   $    1,057
                            ==========   ==========    ==========    ==========   ==========   ==========   ==========   ==========

      The gross realized gains (losses) on sales of available-for-sale securities totaled $ 6 and $ 0 in 2003 and 2004, respectively. The net adjustment to unrealized holding gains (losses) on available-for-sale securities included as a separate component of shareholders' equity, "Accumulated other comprehensive gains (losses)" amounted to $ 109 and $ 83 in 2003 and 2004, respectively.

      The amortized cost and fair value of debt and marketable equity securities as of December 31, 2004, by contractual maturity, are shown below.

                                                          December 31, 2004
                                                       -----------------------
                                                       Amortized    Fair market
                                                          cost         value
                                                       ----------   ----------

      Matures in one year                              $      368   $      376
      Matures after one year through nine years                72           82
      Equity securities and mutual funds                      531          599
                                                       ----------   ----------

      Total                                            $      971   $    1,057
                                                       ==========   ==========

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 4:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                            December 31,
                                                       -----------------------
                                                           2003         2004
                                                       ----------   ----------

      Government authorities                            $      232   $      117
      Prepaid expenses                                         103          149
      Deferred income taxes (1)                                 66           66
      Others                                                   165           59
                                                        ----------   ----------

                                                        $      566   $      391
                                                        ==========   ==========

      (1) See Note 13f

NOTE 5:- INVENTORIES

      Raw materials                                     $       73   $       76
      Finished products                                        120          102
                                                        ----------   ----------

                                                        $      193   $      178
                                                        ==========   ==========

      The Company periodically assesses its inventory valuation in accordance with its revenues forecasts, technological obsolescence, and the market conditions. Marked down inventory that is expected to be sold at a price lower than the carrying value is not material.

NOTE 6:- INVESTMENTS IN AFFILIATE

      a.    Composed as follows:

                                                                December 31,
                                                           ---------------------
                                                              2003        2004
                                                           ---------   ---------

        Investment in Jusan S.A. (50% owned)
          Equity, net (1)                                  $   1,824   $   2,084
          Goodwill                                                35          35
                                                           ---------   ---------

                                                           $   1,859   $   2,119
                                                           =========   =========

        (1) Investment as of purchase date                 $   1,171   $   1,171
            Foreign currency translation adjustments             143         316
            Accumulated net earnings                             510         597
                                                           ---------   ---------

                                                           $   1,824   $   2,084
                                                           =========   =========

        Dividend received from Jusan S.A. during the year  $     100   $     136
                                                           =========   =========

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

NOTE 6:- INVESTMENTS IN AFFILIATE (Cont.)

      b.    Summarized financial information of Jusan S.A. (50% owned):

                                                             December 31,
                                                        ----------------------
                                                           2003         2004
                                                        ---------    ---------

         Current assets                                 $   5,266    $   5,552
         Non-current assets                             $      99    $      68
         Current liabilities                            $  (1,861)   $  (1,438)

                                                  Year ended December 31,
                                           ------------------------------------
                                              2002         2003         2004
                                           ----------   ----------   ----------

         Revenues                          $    6,848   $    6,049   $    6,892
         Gross profit                      $    3,260   $    3,079   $    3,158
         Net income                        $      708   $      594   $      444

NOTE 7:- LONG-TERM LOANS

      a.    Composed as follows:

                                                              December 31,
                                                        -----------------------
                                                           2003         2004
                                                        ----------   ----------

            Loans to others in NIS - unlinked (1)       $      131   $       84
            Less - current maturities (2)                       36           39
                                                        ----------   ----------
                                                        $       95   $       45
                                                        ==========   ==========

            (1) The weighted average interest rate for the year ended December 31, 2004 and 2003 is 6.375%.

            (2)   Included in other accounts receivable.

      b. As of December 31, 2004, the aggregate annual maturities of long-term loans are as follows:

                                                                    December 31,
                                                                    -----------

            2005 (current maturities)                               $        39
            2006                                                             36
            2007                                                              9
                                                                    -----------
                                                                    $        84
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

NOTE 8:- OTHER INVESTMENTS

                                                              December 31,
                                                        -----------------------
                                                           2003          2004
                                                        ----------   ----------

            Long-term leasing deposits (1)              $       21   $       26
            Investment in other companies                      347          347
                                                        ----------   ----------
                                                        $      368   $      373
                                                        ==========   ==========

            (1)   Linked to the Israeli CPI.

NOTE 9:- PROPERTY AND EQUIPMENT, NET

            Cost:
              Computers and peripheral equipment       $    2,528   $    2,838
              Office furniture and equipment                  536          558
              Motor vehicles                                   96           62
              Leasehold improvements                          100          112
                                                       ----------   ----------
                                                            3,260        3,570
                                                       ----------   ----------
            Accumulated depreciation:
              Computers and peripheral equipment            2,300        2,454
              Office furniture and equipment                  358          407
              Motor vehicles                                   64           55
              Leasehold improvements                           56           73
                                                       ----------   ----------
                                                            2,778        2,989
                                                       ----------   ----------
            Depreciated cost                           $      482   $      581
                                                       ==========   ==========

            The depreciation expense for the years ended December 31, 2002, 2003 and 2004 was $ 347, $ 247 and $ 211, respectively.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 10:- GOODWILL AND OTHER ASSETS

      a.    Goodwill:

            The changes in the carrying amount of goodwill for the year ended December 31, 2004 are as follows:

            Balance as of December 31, 2003                          $    2,024
            Goodwill acquired during year (see Note 1c)                   1,391
            Impairment losses                                                --
                                                                     ----------
            Balance as of December 31, 2004                          $    3,415
                                                                     ==========

      b.    Other intangibles consist of the following:

                                                              December 31,
                                                        -----------------------
                                                            2003        2004
                                                        ----------   ----------

              Cost:
              Development technology                    $      750   $    1,440
              Capitalized software developed costs              --          386
              Customer relationship                             --          300
                                                        ----------   ----------
                                                               750        2,126
                                                        ----------   ----------
            Accumulated amortization:
              Development technology                           544          700
              Capitalized software developed costs              --           32
              Customer relationship                             --           --
                                                        ----------   ----------
                                                               544          732
                                                        ----------   ----------
                                                        $      206   $    1,394
                                                        ==========   ==========

      c. Amortization expenses amounted to $ 154, $ 154 and $ 188 for each of the years ended December 31, 2002, 2003 and 2004.

      d.    Estimated amortization expenses for the years ended:

            December 31,
            ------------

            2005                                    273
            2006                                    223
            2007                                    222
            2008                                    222
            2009 and further                        100

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 11:- ACCRUED EXPENSES AND OTHER LIABILITIES

                                                              December 31,
                                                        -----------------------
                                                            2003         2004
                                                        ----------   ----------

            Employees and payroll accruals              $      473   $      799
            Income tax payable                                 242          330
            Accrued expenses                                   456          646
            Customer advances                                  203          204
            Related parties                                     47           63
                                                        ----------   ----------
                                                        $    1,421   $    2,042
                                                        ==========   ==========

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES

      a.    Lease commitments:

            The facilities of the Company are rented under operating leases for periods ending in 2006.

            Future minimum lease commitments under non-cancelable operating leases as of December 31 are as follows:

            2005                    $   399
            2006                        130
                                    -------
                                    $   529
                                    =======

            Lease expenses for the years ended December 31, 2002, 2003 and 2004, were approximately $ 446, $ 372 and $ 334, respectively.

      b.    Royalty commitments:

            1. The Company is committed to pay royalties to the Office of the Chief Scientist of the Ministry of Trade ("OCS") of the Government of Israel on proceeds from sales of products resulting from the research and development projects in which the Government participated. In the event that development of a specific product in which the OCS participated is successful, the Company will be obligated to repay the grants through royalty payments at the rate of 3% to 5% based on the sales of the Company, up to 100%-150% of the grants received linked to the dollar. As of December 31, 2004, the Company has a contingent liability to pay royalties in the amount of $ 7,429. The obligation to pay these royalties is contingent upon actual sales of the products and, in the absence of such sales, no payment is required.

                  The Company has paid or accrued royalties in its cost of revenues relating to the repayment of such grants in the amount of $ 132, $ 146 and $ 181 for the years ended December 31, 2002, 2003 and 2004, respectively.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

            2. The Israeli Government, through the Fund for Encouragement of Marketing Activities, awarded the Company grants for participation in foreign marketing expenses. The Company is committed to pay royalties at the rate of 3% of the increase in export sales, up to the amount of the grants received linked to the U.S. dollar. As of December 31, 2004, the Company has a contingent obligation to pay royalties in the amount of $ 259. During the three years ending on December 31, 2004, the Company accrued royalties in the amount of $129.

      c.    Claim and demand:

            In April 2000, the tax authorities in Israel issued to the Company a demand for a tax payment, for the period of 1997-1999, in the amount of approximately NIS 6 million ($ 1,350).

            The Company has appealed to the Israeli district court in respect of the abovementioned tax demand. Based on the opinion of its legal counsel, the Company believes that certain defenses can be raised against the demand of the tax authorities. The Company believes that the outcome of this matter will not have a material adverse effect on its financial position or results of operations and, the Company provided a provision in the amount of $464 , based on the current evidence and on the basis of the said opinion of its legal counsel that, in the opinion of Company, is an adequate provision.

NOTE 13:- TAXES ON INCOME

      a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

            MTS was granted the status of an "Approved Enterprise" under the Law in respect of expansion projects. According to the provisions of the Law, MTS elected to enjoy the "alternative benefits " - the waiver of grants in return for a tax exemption and, accordingly, income derived from the "Approved Enterprise" is tax-exempt for a period of two years, commencing with the year it first earns taxable income, and subject to corporate tax at the rate of 10%- 25%, for additional periods of five to eight years.

            The expansion programs which are assigned to MTS are as follows:

            1. One program entitled MTS to tax-exemption for a two-year period ended December 31, 1999, and is subject to a reduced tax rate of 10%-25% for a five to eight years period ending December 31, 2004.

            2. The current program entitles MTS to tax exemption for a two year period and it is subject to a tax rate of 10%-25% for an additional period of five to eight years . The benefits in respect of this program have not yet commenced.

            3. During 2004 the Company received an additional expansion program which entitles MTS to tax exemption for a two year period and to a reduced tax rate of 10%-25% for a five year period. The benefits in respect of this program have not yet commenced.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 13:- TAXES ON INCOME (Cont.)

            The period of tax benefits detailed above is subject to a limit of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

            The entitlement to the above benefits is conditional upon MTS's fulfilling the conditions stipulated by the above Law, regulations published thereunder and the letters of approval for the specific investment in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and MTS may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2004, management believes that MTS is meeting all of the aforementioned conditions.

            The tax-exempt income attributable to the "Approved Enterprise", amounting to $2,250 as of December 31, 2004, can be distributed to shareholders without subjecting MTS to taxes only upon the complete liquidation of MTS. MTS has determined that such tax-exempt income will not be distributed as dividends and permanently re-invested these profits. Accordingly, no deferred taxes have been nor will be provided on income attributable to MTS's "Approved Enterprise".

            Should the retained tax-exempt income be distributed in a manner other than in the complete liquidation of MTS, it would be taxed at the corporate tax rate applicable to such profits as if MTS had not elected the alternative tax benefits (currently - 10%-25% for an "Approved Enterprise").

            Should MTS and its Israeli subsidiary derive income from sources other than an "Approved Enterprise", they will be subject to tax at the regular rate of 35%.

            Since MTS is operating more than one "Approved Enterprise" and since part of its taxable income is not entitled to tax benefits under the abovementioned law and is taxed at the regular corporate tax rate, its effective tax rate is the result of a weighted combination of the various applicable rate and tax exemptions, and the computation is made for income derived from each program on the basis of formulas specified in the law and in the approvals.

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

NOTE 13:- TAXES ON INCOME (Cont.)

      c. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

            MTS is currently qualified as an "industrial company" under the above law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses and amortization of intangible property rights as a deduction for tax purposes.

      d.    Net operating losses carryforwards:

            As of December 31, 2004, the Company and its subsidiaries in Israel, Asia, U.S. and Holland have an estimated total amount of available carryforward tax losses of $5,717, $ 290, $210 and $ 0, respectively to offset against future taxable profits.

            The tax loss carryforward in Israel may be offset indefinitely against operating income. The operating loss carryforwards of MTS and its Israeli subsidiary, which can be used indefinitely, amounted to approximately $5,717.

      e.    Tax assessments:

            Regarding the claim from the tax authorities in Israel, see Note 12c. The Company has received final tax assessments until the 1996 tax year.

      f.    Deferred income taxes:

            Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                                December 31,
                                                                         ------------------------
                                                                             2003          2004
                                                                         ----------    ----------

            Tax loss carryforwards of the Company                        $      845    $    1,291

            Allowances for doubtful accounts and accruals for employee
              benefits                                                          121           122
            In respect of marketable securities                                  84            76
            Capitalized software and other intangible assets                    134            93
            Other                                                                 5           190
                                                                         ----------    ----------

            Net deferred tax asset before valuation allowance                 1,189         1,772
            Valuation allowance                                              (1,017)       (1,633)
                                                                         ----------    ----------

            Net deferred income taxes                                    $      172    $      139
                                                                         ==========    ==========
            Presented as follows:
              Current assets - foreign                                   $       66    $       66
                                                                         ==========    ==========

              Other assets - foreign                                     $       73    $       73
                                                                         ==========    ==========

              Other assets - domestic                                    $       33    $       --
                                                                         ==========    ==========

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 13:- TAXES ON INCOME (Cont.)

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

      g. A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations, is as follows:

                                                                       Year ended December 31,
                                                               ----------------------------------------
                                                                   2002          2003           2004
                                                               ----------     ----------     ----------
             Loss before taxes as reported in the statements
               of operations                                   $      (54)    $      (60)    $   (4,086)
                                                               ==========     ==========     ==========

             Tax rates                                                 36%            36%            35%
                                                               ==========     ==========     ==========

             Theoretical tax benefit                           $      (19)    $      (22)    $   (1,430)
             Increase in taxes resulting from:
               Effect of different tax rates and "Approved
                Enterprise" benefit                                   200             --              2
               Tax adjustment in respect of inflation in
                Israel and others                                     (61)           (22)            12
               Utilization of carryforward tax losses for
                which valuation allowance was provided               (246)           (86)           (21)
               Non-deductible expenses and tax exempt income          (24)             9             --
               Taxes in respect of previous years                      --            175            223
               Deferred taxes for which valuation allowance
                was  provided                                         202            144          1,480
                                                               ----------     ----------     ----------
               Taxes on income as reported in the
               statements of operations                        $       52     $      198     $      266
                                                               ==========     ==========     ==========

      h.    Loss before income taxes is comprised as follows:

            Domestic                                           $     (841)    $     (312)    $   (3,918)
            Foreign                                                   787            252           (168)
                                                               ----------     ----------     ----------
                                                               $      (54)    $      (60)    $   (4,086)
                                                               ==========     ==========     ==========

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 13:- TAXES ON INCOME (Cont.)

      i.    Taxes on income are comprised as follows:

                                                        Year ended December 31,
                                                 -------------------------------------
                                                     2002         2003         2004
                                                 ----------   ----------    ----------
            Current taxes                        $       23   $       --    $       10
            Deferred taxes                               29           23            33
            Taxes in respect of previous years           --          175           223
                                                 ----------   ----------    ----------
                                                 $       52   $      198    $      266
                                                 ==========   ==========    ==========

            Domestic                             $       29   $      322    $      256
            Foreign                                      23         (124)           10
                                                 ----------   ----------    ----------
                                                 $       52   $      198    $      266
                                                 ==========   ==========    ==========

NOTE 14:- RELATED PARTIES TRANSACTIONS

      a. On November 8, 1999, the board of directors and the audit committee approved, subject to shareholders' approval, an increase in the monthly salary of the Chairman of the Board of Directors from $ 5 to $ 7 per month and the grant of options to purchase 98,824 ordinary shares. The options were granted to him at his request in lieu of salary for the twelve month period ending December 31, 2000. The exercise price of the options is $ 6 per share, expected dividend yield is 0%, and the risk free interest rate is 6%. The options will vest ratably over an eight-month period beginning January 1, 2000 and will terminate five years from the date of grant. The options were forfeited by the end of the year 2004.

            The wife of the Chairman of the Board of Directors provides ongoing legal services to the Company and receives a monthly retainer of $
            5. The conditions for retaining her services were approved by the Company's Board of Directors and audit committee.

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

NOTE 14:- RELATED PARTIES TRANSACTIONS (Cont.)

      b. In 2003 and 2004, the balance with C. Mer reflects short-term debt and other receivable. Due to the short-term nature, no interest was charged by or paid to C. Mer through December 31, 2003 and 2004.

      c.    Transactions with related parties were as follows:

                                                                  Year ended December 31,
                                                           --------------------------------------
                                                              2002           2003         2004
                                                           ----------    ----------    ----------
            Sales through related parties                  $       65    $       28    $       15
                                                           ==========    ==========    ==========

            Amounts charged by related parties:
               Cost of revenues                            $      239    $       34    $       32
               Research and development                             8            --            --
               Selling and marketing                                2            --            --
               General and administrative                           4             5             7
                                                           ----------    ----------    ----------

                                                           $      253    $       39    $       39
                                                           ==========    ==========    ==========
            Amounts charged by MTS Integra TRAK
               and MTS Asia to related parties:
               Selling and marketing                       $        2    $       --    $       18
                                                           ==========    ==========    ==========
               Payments from (repayments to) the related
                 parties, net                              $     (172)   $      (48)   $       20
                                                           ==========    ==========    ==========

      d.    Amounts due from an affiliate:

                                                            December 31,
                                                      ------------------------
                                                          2003         2004
                                                      ----------    ----------

            Jusan S.A                                 $       (2)   $      (21)
                                                      ==========    ==========

NOTE 15:- SHAREHOLDERS' EQUITY

      a.    Share capital:

            The Ordinary shares entitle their holders the right to receive notice to participate and vote in general meetings of MTS and the right to receive cash dividends, if declared.

      b.    Share Option Plan:

            MTS has authorized, through its 1996 Incentive Share Option plan, the grant of options to officers, management, employees and directors of MTS or any subsidiary of up to 1,900,000 of MTS's Ordinary shares. Up to 1,500,000 options shall be granted under the option plan pursuant to section 102 of the Israel Income Tax Ordinance. Any option, which is canceled or forfeited before expiration, will become available for future grants.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 15:- SHAREHOLDERS' EQUITY (Cont.)

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

            In 2003, Section 102 of the Israeli Income Tax Ordinance was amended effective as of January 1, 2003. Therefore MTS has rolled-over the remaining options available, at that time for grant into a new plan that conforms with the newly amended provisions of Section 102 of the Israel Income Tax Ordinance. The Incentive Share Option Plan will terminate in 2013, unless cancelled earlier by MTS's board of directors.

            As of December 31, 2004, 672,025 options are available for future grant.

            Summary of MTS's stock options activity and related information for the three years ended December 31 is as follows:

                                                        Options         Number                         Weighted
                                                       available      of options       Options         average
                                                       for grant     outstanding     exercisable    exercise price
                                                     --------------  -------------  --------------  ---------------
            Options exercisable at January 1, 2002                                      800,887     $      4.48
                                                                                    ===========
              Balance on January 1, 2002                 531,609       1,227,141                    $      3.74
              Options granted                            (35,000)         35,000                    $      1.2
              Options forfeited                          504,561        (504,561)                   $      4.19
                                                     -----------     -----------

            Options exercisable at December 31, 2002                                    502,644     $      3.76
                                                                                    ===========
              Balance on December 31, 2002             1,001,170         757,580                    $      3.32
              Options granted                           (434,500)        434,500                    $      1.85
              Options exercised                               --        (133,333)                   $        --
              Options forfeited                          260,106        (260,106)                   $      2.91
                                                     -----------     -----------

            Options exercisable at December 31, 2003                                    355,413     $      3.68
                                                                                    ===========     ===========

            Balance on December 31, 2003                 826,776         798,641                    $      2.85
              Options granted                           (226,000)        226,000                    $      2.29
              Options exercised                               --         (17,333)                   $      0.08
              Options forfeited                          251,708        (251,708)                   $      4.62
              Options forfeited from old plan           (180,459)             --                    $        --
                                                     -----------     -----------                    -----------

            Options exercisable at December 31, 2004                                    301,812     $      2.01
                                                                                    ===========     ===========

            Balance on December 31, 2004                 672,025         755,600                    $      2.11
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

NOTE 15:- SHAREHOLDERS' EQUITY (Cont.)

            The options outstanding as of December 31, 2004 have been separated into ranges of exercise prices, as follows:

                                   Options          Weighted                                           Weighted
                                 outstanding        average          Weighted                          average
                                    as of          remaining         average                        exercise price
                Exercise         December 31,     contractual        exercise         Options       of exercisable
                 price               2004        life (in years)      price         exercisable        options
            -----------------  ----------------- ---------------  ---------------  ---------------  ---------------
               $ 0.93-1.3            31,500           1.08        $     1.18             20,998     $     1.18
                $ 1.844             250,000           3.92        $     1.844            62,500     $     1.844
               $ 1.9-2.05           186,300           0.39        $     1.95            186,300     $     1.95
               $ 2.2-2.35           184,000           4.71        $     2.27                  -     $     -
               $ 2.9-2.95            98,800           3.92        $     2.9              27,014     $     2.9
                 $ 4.5                2,000           0.08        $     4.5               2,000     $     4.5
                $ 5.9375              3,000           0.75        $     5.9375            3,000     $     5.9375
                               ------------                                        ------------
                                    755,600                       $     2.11            301,812     $     2.01
                               ============                       ============     ============     ============

      c. The weighted average fair value of options granted during 2003 and 2004, whose exercise price equals the fair value of the stock on the date of grant, was $ 1.20 and $ 0.781 per option, respectively.

            During 2004, the Company granted 226,000 options at a weighted average exercise price of $ 2.29 per share (the fair market value of the shares on the date of grant).

            The Company has recorded deferred stock compensation expense for options issued in 2003 with an exercise price below the fair market value of the shares; the deferred stock compensation expense has been amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expense of approximately $ 60 and $ 66 was recognized during 2003 and 2004, respectively.

            During 2003 the Company reduced the exercise price of 83,000 options to zero resulting in a compensation expense of approximately $ 153.

      d. In January 2000, MTS granted 98,824 options to Mr. Chaim Mer, chairman of the Company, having an exercise price of $ 6.00 per share. These options were granted in lieu of Mr. Mer's salary ($ 7 per month) in 2000. The options were exercisable for five years commencing January 1, 2000 and forfeited by the end of year 2004 (see Note 14a).

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

NOTE 15:- SHAREHOLDERS' EQUITY (Cont.)

      f.    Treasury shares:

            During 2002, 2003 and 2004, the Company purchased  195,183,  130,510 and 3,800 treasury shares in consideration of $ 172, $ 147 $ 9 and respectively, according to the stock repurchase program, which authorized the Company's officers to repurchase up to 600,000 Ordinary shares of MTS and was approved by the Company's Board of Directors.

            During 2003, MTS cancelled $457 of its treasury shares, which represent 384,610 Ordinary shares.

      g.    Dividends:

            Dividends,   if  any,  will  be  paid  in  NIS.  Dividends  paid  to
            shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment.

NOTE 16:- GEOGAPHIC INFORMATION AND CLASSES OF PRODUCTS

      The Company adopted Statement of Financial Accounting Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"). The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the customer.

      The following is a summary of revenues within geographic areas based on end customer location and long-lived assets:

                                                               Year ended December 31,
                                                        ------------------------------------
                                                            2002         2003        2004
                                                        ----------   ----------   ----------
            Revenues from sales:
               Israel                                   $      217   $      186   $      256
               United States                                 6,449        4,917        4,967
               Germany                                       1,130        1,826        1,724
               Holland                                         756          924          798
               Europe (excluding Germany and Holland)          296          516          471
               Asia                                            469          364          635
               South America                                   328          368          423
               Others                                          142          129          139
                                                        ----------   ----------   ----------
                                                        $    9,787   $    9,230   $    9,413
                                                        ==========   ==========   ==========

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 16:- GEOGAPHIC INFORMATION AND CLASSES OF PRODUCTS(Cont.)

                                                       December 31,
                                           ------------------------------------
                                               2002         2003        2004
                                           ----------   ----------   ----------
            Long-lived assets:
               Israel                      $      624   $      394   $    3,103
               United States                    2,302        2,268        2,244
               Holland                             10            8            7
               Asia                                29           16            9
               South America                       22           27           27
                                           ----------   ----------   ----------
                                           $    2,987   $    2,713   $    5,390
                                           ==========   ==========   ==========

      Total revenues from external customers divided on the basis of the Company's product lines are as follows:

                                                   Year ended December 31,
                                           ------------------------------------
                                               2002         2003         2004
                                           ----------   ----------   ----------

            TABS                           $    9,787   $    9,230   $    9,327
            Application suite                      --           --           86
                                           ----------   ----------   ----------
                                           $    9,787   $    9,230   $    9,413
                                           ==========   ==========   ==========

NOTE 17:- SELECTED STATEMENTS OF OPERATIONS DATA

      a.    Financial income, net

                                                                Year ended December 31,
                                                        --------------------------------------
                                                           2002           2003         2004
                                                        ----------    ----------    ----------
            Financial expenses:

            Interest expenses                           $     (205)   $      (64)   $       --
            Other expenses                                      (7)           --           (24)
            Foreign currency translation differences            --           (11)           --
                                                        ----------    ----------    ----------
                                                              (212)          (75)          (24)
                                                        ----------    ----------    ----------
            Financial income:

            Interest income                                    310           186            83
            Other income                                         1            13            --
            Foreign currency translation differences            35            --            19
                                                        ----------    ----------    ----------
                                                               346           199           102
                                                        ----------    ----------    ----------
                                                        $      134    $      124    $       78
                                                        ==========    ==========    ==========

            Other income (expenses):

            Gain (loss) on marketable securities, net   $     (140)   $        6    $       --
                                                        ==========    ==========    ==========

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

NOTE 18:- SUBSIDIARIES AND AFFILIATES

                                                                       Percentage of        Jurisdiction of
                                                                         ownership           incorporation
                                                                       -------------        ---------------
            Subsidiaries:
            -------------
            MTS IntegraTRAK Inc.                                          100%                  Delaware

            MER Fifth Avenue Realty Inc. (a subsidiary of
               MTS IntegraTRAK Inc.)                                      100%                  New York

            MTS Asia Ltd.                                                 100%                  Hong Kong

            Telegent Ltd.                                                 100%                   Israel

            Jaraga B.V.                                                   100%               The Netherlands
            Verdura B.V. (a subsidiary of Jaraga B.V.)                    100%               The Netherlands
            Voltera  Technologies  V.O.F. (a partnership held
               99% by Jaraga B.V. and 1% by Verdura B.V.)                 100%               The Netherlands
            Bohera B.V. (a subsidiary of Jaraga B.V.)                     100%               The Netherlands
            Tabs Brazil Ltd. (a subsidiary of Jaraga B.V.)                100%                   Brazil

            Affiliate:
            ----------

            Jusan S.A. (a subsidiary of Jaraga B.V.)                      50%                     Spain

NOTE 19:- SUBSEQUENT EVENTS

            On April 18, 2005, Amdocs (Israel) Ltd. and Amdocs Ltd. (the "Plaintiffs") filed a complaint with the Tel Aviv District Court against the Company, its Chief Executive Officer and others (the "Defendants") alleging, among other things, that professional and commercial information belonging to the Plaintiffs was transferred to the Defendants for use in the Company's activity. The Plaintiffs are seeking an injunction prohibiting the Defendants from making any use of the information and trade secrets that were allegedly transferred, injunctions requiring the return of such information and estimated damages of NIS 14,775 (approximately $3,360). Due to the preliminary stage of the litigation, the Company and its legal advisors cannot currently advise as to its outcome or its possible adverse effect on the Company's financial position or results of operations. The company intends to vigorously defend this action.

                              - - - - - - - - - - -

                         [Letterhead of BDO Audiberia]


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------

Board of Directors and Stockholders of Jusan, S.A.:

1. We have audited the accompanying balance sheet of Jusan, S.A. as of December 31, 2004 and the related statements of income, stockholders' equity and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2003 were audited by other auditors whose report dated January 14, 2004, expressed an unqualified opinion on those statements.

2. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

3. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jusan, S.A. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BDO Audiberia

/s/ Peter D. Cook
----------------------
Peter D. Cook

Madrid, March 3, 2005

                               SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                       MER TELEMANAGEMENT SOLUTIONS LTD.


                                       By: /s/Eytan Bar
                                           -------------------------------------
                                           Eytan Bar
                                           Chief Executive Officer


                                       By: /s/Shlomi Hagai
                                           -------------------------------------
                                           Shlomi Hagai
                                           Chief Financial Officer

Dated: June 28, 2005