Form 20-F/A
period 2004-12-31
MER TELEMANAGEMENT SOLUTIONS LTD
filed 2005-10-07
CIK 1025561

SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                   FORM 20-F/A

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

                                 Yes X No
                                         ---

Indicate by check mark which financial statement item the registrant has elected to follow:

                               Item 17 Item 18 X
                                              ---

This Report on Form 20-F/A is incorporated by reference into our Form S-8 Registration Statements File No. 333-12014 and 333-123321.

                                EXPLANATORY NOTE
                                ----------------

      This Amendment No. 1 on Form 20-F/A is being filed solely to correct an omission in Item 18 of Mer Telemanagement Solutions Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, which was filed on June 30, 2005.

      Item 18 has been corrected to include the audited financial statements of Jusan, S.A. ("Jusan"), the Registrant's 50% owned affiliate in Spain, as of December 31, 2002, 2003 and 2004 and for the three years ended December 31, 2004, which financial statements were not filed with the original Form 20-F.

      This Amendment is not intended to revise other information presented in the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2004 as originally filed and all such other information in the original filing, which remains unchanged.

      This Amendment does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above. As a result, this Amendment continues to speak as of June 30, 2005.

                                TABLE OF CONTENTS

                                                                     Page
                                                                     ----

PART III..............................................................1

ITEM 17.     FINANCIAL STATEMENTS.....................................1
ITEM 18.     FINANCIAL STATEMENTS.....................................1
ITEM 19.     EXHIBITS.................................................1

S I G N A T U R E S...................................................4

                                    PART III


ITEM 17. FINANCIAL STATEMENTS
         --------------------

      We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS
         --------------------

Consolidated Financial Statements of Mer Telemanagement Solutions Ltd.

Index to Consolidated Financial Statements ...........................F-1

         Report of Independent Registered Public Accounting Firm......F-2

         Consolidated Balance Sheets..................................F-3-4

         Consolidated Statements of Operations........................F-5

         Statements of Changes in Shareholders' Equity................F-6

         Consolidated Statements of Cash Flows........................F-7-8

         Notes to Consolidated Financial Statements...................F-9-38

Financial Statements of Jusan, S.A. as of December 31, 2002,
2003 and 2004 and for the three years than ended

         Index to Financial Statements of Jusan, S.A..................F-39

         Report of Registered Public Accounting Firm..................F-40

         Report of Independent Auditors...............................F-41

         Balance Sheets...............................................F-42

         Statements of Income.........................................F-43

         Statements of Changes in Shareholders' Equity................F-44

         Statements of Cash Flows.....................................F-44

         Notes to Financial Statements................................F-46-55

ITEM 19. EXHIBITS
         --------

         Index to Exhibits

         Exhibit      Description

           1.1    Memorandum of Association of the Registrant (1)

           1.2    Articles of Association of the Registrant (1)

           2.1    Specimen of Ordinary Share Certificate (1)

           4.1 Asset Purchase Agreement dated December 30, 2004 among the Registrant and Teleknowledge Group Ltd. (5)

           4.2    1996 Employee Stock Option Plan (1)

           4.3    Section 102 Stock Option Plan (1)

           4.4    2003 Israeli Share Option Plan (2)

           4.5    Form of Consultant's Warrant (3)

           8.1    List of Subsidiaries of the Registrant *

          10.1 Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global (relating to Mer Telemanagement Ltd.)

          10.2    Consent of BDO Audiberia Auditores, S.L.

          10.3 Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global (relating to Jusan, S.A.)

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

          (5) Filed as Exhibit 4.1 to our Annual Report on Form 20-F for the year ended December 31, 2004, and incorporated herein by reference.

          *Previously filed.

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

                              - - - - - - - - - - -

                                   JUSAN, S.A.


                              FINANCIAL STATEMENTS


                               EUROS IN THOUSANDS




                                      INDEX

                                                                               Page
                                                                          ---------------
Report of Registered Public Accounting Firm                                    F-40

Report of Independent Auditors                                                 F-41

Balance Sheets as of December 31, 2002, 2003 and 2004                          F-42

Statements of Income for the three years ended December 31, 2004               F-43

Statements of Changes in Shareholders' Equity for the three
years ended December 31, 2004                                                  F-44

Statements of Cash Flows for the three years ended December 31, 2004           F-45

Notes to Financial Statements                                              F-46 - F-55

[LOGO] BDO     BDO Audiberia    Juan Bravo, 3-B, 6a  28006 Madrid - Espana
               Auditores        Telefono:     00 34-914 364 190
                                Fax:          00 34-914 364 191/192
                                Email:        bdo@bdo.es



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

BDO Audiberia


/s/ Peter D. Cook
------------------------
Peter D. Cook
Madrid, March 3, 2005

[LOGO] ERNST & YOUNG  |X| Kost Forer Gabbay & Kasierer
                          3 Aminadav St.                |X| Phone: 972-3-6232525
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






                                             /s/ Kost Forer Gabbay and Kasierer
 Tel-Aviv, Israel                            KOST FORER GABBAY & KASIERER
 January 14, 2004                            A Member of Ernst & Young Global

                                                                     JUSAN, S.A.
BALANCE SHEETS
--------------------------------------------------------------------------------
Euros in thousands


                                                                                  December 31,
                                                              ---------------------------------------------
                                                                  2002            2003            2004
                                                              ------------    ------------    -------------
     ASSETS
 CURRENT ASSETS:
 Cash and cash equivalents                                    (euro)   338    (euro)    953   (euro)    589
 Short-term bank deposits                                              402              450             450
 Trade receivables (net of allowance for doubtful
   accounts of 6 euros as of December 31, 2002 and
   2003 and 43 euros as of December 31, 2004, and
   net of provision for returns of 7 euros as of
   December 31, 2003, and 4 euros as of December 31, 2004)           1,578            1,732           2,065
 Other accounts receivable and prepaid expenses (Note 3)               262              240             178
 Inventories (Note 4)                                                  900              793             912
                                                              ------------    -------------   -------------

 Total current assets                                                3,480            4,168           4,194
 -----                                                        ------------    -------------   -------------


 PROPERTY AND EQUIPMENT, NET (Note 5)                                  118               78              50
                                                              ------------    -------------   -------------

 Total assets                                                 (euro) 3,598    (euro)  4,246   (euro)  4,244
 -----                                                        ============    =============   =============

     LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
 Short-term bank debt (Note 6)                                (euro)    16    (euro)     38   (euro)     18
 Trade payables                                                        623              795             659
 Accrued expenses and other liabilities (Note 7)                       386              408             361
 Deferred revenues                                                     126              232              60
                                                              ------------    -------------   -------------

 Total current liabilities                                           1,151            1,473           1,098
 -----                                                        ------------    -------------   -------------

 COMMITMENTS (NOTE 8)

 SHAREHOLDERS' EQUITY (Note 11):
 Share capital -
   15,052 Ordinary shares of (euro) 0.0042 par value -
   Authorized, issued and outstanding as of December 31,
   2002, 2003 and 2004                                                  63               63              63
 Retained earnings                                                   2,384            2,710           3,083
                                                              ------------    -------------   -------------

 Total shareholders' equity                                          2,447            2,773           3,146
 -----                                                        ------------    -------------   -------------

 Total liabilities and shareholders' equity                   (euro) 3,598    (euro)  4,246    (euro) 4,244
 -----                                                        ============    =============   =============


The accompanying notes are an integral part of the financial statements.

                                                                     JUSAN, S.A.
STATEMENTS OF INCOME
--------------------------------------------------------------------------------
Euros in thousands (except share and per share data)

                                                                Year ended December 31,
                                                -------------------------------------------------------
                                                      2002               2003                2004
                                                ----------------    ---------------    ----------------
 Revenues (Note 12):
   Product sales                                (euro)     6,060    (euro)    5,353    (euro)     5,154
   Services                                                  819                707                 640
                                                ----------------    ---------------    ----------------

 Total revenues                                            6,879              6,060               5,794
                                                ----------------    ---------------    ----------------

 Cost of revenues:
   Product sales                                           3,336              2,797               2,658
   Services                                                  658                538                 447
                                                ----------------    ---------------    ----------------

 Total cost of revenues                                    3,994              3,335               3,105
                                                ----------------    ---------------    ----------------

 Gross profit                                              2,885              2,725               2,689
                                                ----------------    ---------------    ----------------

 Operating expenses:
   Research and development                                  470                425                 454
   Selling and marketing                                     718                770                 872
   General and administrative                                892                882                 849
                                                ----------------    ---------------    ----------------

 Total operating expenses                                  2,080              2,077               2,175
                                                ----------------    ---------------    ----------------

 Operating income                                            805                648                 514
 Financial income, net (Note 13)                               7                  9                   2
                                                ----------------    ---------------    ----------------

 Income before taxes on income                               812                657                 516
 Income taxes (Note 9)                                       185                131                 143
                                                ----------------    ---------------    ----------------

 Net income                                     (euro)       627    (euro)      526    (euro)       373
                                                ================    ===============    ================

 Basic and diluted net earnings per share       (euro)      41.7    (euro)    34.95    (euro)     24.78
                                                ================    ===============    ================

 Weighted average number of shares used in
 computing basic and diluted net earnings
 per share                                                15,052             15,052              15,052
                                                ================    ===============    ================


The accompanying notes are an integral part of the financial statements.

                                                                     JUSAN, S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
Euros in thousands


                                          Number                                            Total
                                       of Ordinary       Share         Retained          shareholders'
                                          Shares        Capital        earnings            Equity
                                     -------------   -------------   ---------------   -----------------
 Balance as of January 1, 2002              15,052   (euro)     63   (euro)    2,437   (euro)     2,500

   Dividends                                     -               -              (680)              (680)
   Net income                                    -               -               627                627
                                     -------------   -------------   ---------------   -----------------

 Balance as of December 31, 2002            15,052              63             2,384              2,447

   Dividends                                     -               -              (100)              (100)
   Accrued dividend                              -               -              (100)              (100)
   Net income                                    -               -               526                526
                                     -------------   -------------   ----------------  -----------------

 Balance as of December 31, 2003            15,052              63             2,710              2,773

   Net income                                    -               -               373                373
                                     -------------   -------------   ----------------  -----------------

 Balance as of December 31, 2004          15,052     (euro)     63   (euro)    3,083   (euro)     3,146
                                     =============   =============   ================  =================






The accompanying notes are an integral part of the financial statements.

                                                                     JUSAN, S.A.
STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
Euros in thousands

                                                                                      Year ended December 31,
                                                                      -------------------------------------------------------
                                                                            2002               2003                2004
                                                                      ----------------    ---------------    ----------------
Cash flows from operating activities:
-------------------------------------
Net income                                                            (euro)      627    (euro)      526    (euro)       373
 Adjustments to reconcile net income to net cash provided by
   (used in) operating activities:
   Depreciation                                                                     63                 64                  47
   Increase in trade receivables                                                  (236)              (154)               (333)
   Decrease (increase) in other accounts receivable and prepaid
     expenses                                                                      (51)                22                  62
   Decrease (increase) in inventories                                             (252)               107                (119)
   Increase (decrease) in trade payables                                          (264)               172                (136)
   Increase (decrease) in accrued expenses and other liabilities                  (218)               (78)                 53
   Increase (decrease) in deferred revenues                                        126                106                (172)
                                                                      ----------------    ---------------    ----------------

 Net cash provided by (used in) operating activities                              (205)               765                (225)
                                                                      ----------------    ---------------    ----------------

 Cash flows from investing activities:
 -------------------------------------
 Investment in short-term bank deposits                                            702                (48)                  -
 Purchase of property and equipment                                                (94)               (24)                (19)
                                                                      ----------------    ---------------    ----------------

 Net cash provided by (used in) investing activities                               608                (72)                (19)
                                                                      ----------------    ---------------    ----------------

 Cash flows from financing activities:
 -------------------------------------
 Dividend paid                                                                    (680)              (100)               (100)
 Short-term bank debt                                                              (61)                22                 (20)
                                                                      ----------------    ---------------    ----------------

 Net cash used in financing activities                                            (741)               (78)               (120)
                                                                      ----------------    ---------------    ----------------

 Increase (decrease) in cash and cash equivalents                                 (338)               615                (364)
 Cash and cash equivalents at the beginning of the year                            676                338                 953
                                                                      ----------------    ---------------    ----------------

 Cash and cash equivalents at the end of the year                     (euro)       338    (euro)      953    (euro)       589
                                                                      ================    ===============    ================

Non-cash financing information:
-------------------------------
 Accrued dividend                                                                    -    (euro)      100                   -
                                                                      ================    ===============    ================

 Supplemental disclosure of cash flows activities:
 -------------------------------------------------
   Cash paid during the year for:
   Interest                                                           (euro)         9    (euro)        8    (euro)         2
                                                                      ================    ===============    ================

   Income taxes                                                       (euro)       183    (euro)      184    (euro)       143
                                                                      ================    ===============    ================


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

            c. In accordance with company law the administrators present, for comparative purposes, each of the balance sheet and profit and loss account, the figures for the previous financial year, in addition to those for the financial year 2004. The financial statements refer exclusively to the annual accounts for the financial year 2004.


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

                  There are no restrictions for cash and cash equivalents.

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

            f.    Property and equipment:

                  Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, over the estimated useful lives of the assets, at the following annual depreciation rates:

                                                                          %
                                                                     ----------
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

            g.    Research and development costs:

                  Research and development costs are charged to the Statement of Operations as incurred. Statement of Financial Accounting Standard No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No. 86"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

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

                  Provision for returns in the amount of (euro) 4 is determined principally on the basis of past experience.

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

                                                                     JUSAN, S.A.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Euros in thousands

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            j.    Warranty costs:

                  The Company provides free warranty for up to one year. A provision in the amount of (euro) 20 as of December 31, 2004 ((euro) 18 in 2003 and 2002) is recorded for probable costs in connection with these services based on the Company's experience.

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

                  There are short term fixed-rate securities as an amount of
                  (euro) 450.000 as of December 31, 2004.

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

                  The trade receivables of the Company are mainly derived from sales to customers in Spain and Europe (see Note 12a). The Company performs ongoing credit evaluations of its customers. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection according to management estimates (the ageing of account receivable is more than 180 days). In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

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

NOTE 3:-    OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                                                 December 31,
                                                          ----------------------------------------------------------
                                                                2002                 2003                2004
                                                          ----------------     ----------------    -----------------
                Government authorities                    (euro)       201     (euro)       191    (euro)        137
                Employee advances                                       34                   33                   25
                Deposits                                                16                   16                   16
                Other                                                   11                    -                    -
                                                          ----------------     ----------------    -----------------

                                                          (euro)       262     (euro)              (euro)        178
                                                          ================     ================    =================

NOTE 4:-    INVENTORIES

                                                                                 December 31,
                                                          ----------------------------------------------------------
                                                                2002                 2003                2004
                                                          ----------------     ----------------    -----------------
                Raw materials                             (euro)       551     (euro)       489    (euro)        670
                Work in progress                                        38                   23                   31
                Finished products                                      311                  281                  211
                                                          ----------------     ----------------    -----------------

                                                          (euro)       900     (euro)       793    (euro)        912
                                                          ================     ================    =================

            The provision for obsolescence for the years ended 31, 2002, 2003 and 2004 were (euro) 0, 0 and 12, respectively.

                                                                     JUSAN, S.A.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Euros in thousands

NOTE 5:-    PROPERTY AND EQUIPMENT

                                                                                        December 31,
                                                                  ---------------------------------------------------------
                                                                        2002                2003                 2004
                                                                  ----------------    ----------------     ----------------
               Cost:
                 Computers and peripheral equipment               (euro)       140    (euro)       152     (euro)       132
                 Office furniture and equipment                                285                 294                  291
                 Motor vehicles                                                100                 103                  103
                 Leasehold improvements                                        140                 140                    -
                                                                  ----------------    ----------------     ----------------

                                                                               665                 689                  526
               Accumulated depreciation:
                 Computers and peripheral equipment                             97                 127                  118
                 Office furniture and equipment                                243                 265                  266
                 Motor vehicles                                                 67                  79                   92
                 Leasehold improvements                                        140                 140                    -
                                                                  ----------------    ----------------     ----------------

                                                                               547                 611                  476

               Depreciated cost                                   (euro)       118    (euro)        78     (euro)        50
                                                                  ================    ================     ================

            Depreciation expenses for the years ended December 31, 2002, 2003 and 2004 were (euro) 63, (euro) 64 and (euro) 47, respectively.

NOTE 6:-    SHORT-TERM BANK DEBT

            The Company has a short-term bank debt as of December 31, 2004 in the amount of (euro)18, bearing interest of 3.75%.

NOTE 7:-    ACCRUED EXPENSES AND OTHER LIABILITIES

                                                                                        December 31,
                                                                  ---------------------------------------------------------
                                                                        2002                2003                 2004
                                                                  ----------------    ----------------     ----------------
                Employees and payroll accruals                    (euro)        53    (euro)        55     (euro)        45
                Income tax payable                                             184                 131                  122
                Deferred tax                                                     -                   -                   21
                Government authorities                                         131                 104                  119
                Accrued dividends                                                -                 100                    -
                Current Accounts                                                 -                   -                   34
                Warranty costs                                                  18                  18                   20
                                                                  ----------------    ----------------     ----------------

                                                                   (euro)      386    (euro)       408     (euro)       361
                                                                  ================    ================     ================

                                                                     JUSAN, S.A.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Euros in thousands

NOTE 8:-    COMMITMENTS

            The facilities of the Company are rented under operating leases for periods ending in 2009.

            Future minimum lease commitments under non-cancelable operating leases as of December 31, 2004, are as follows:

                         2005               (euro)   100
                         2006                         43
                         2007                          8
                         2008                          8
                         2009                          5
                                            ------------

                                            (euro)   164
                                            ============

            Rent expenses for years ended December 31, 2002, 2003, and 2004, were approximately (euro) 142, (euro) 152 and (euro) 152, respectively.


NOTE 9:-    TAXES ON INCOME

            Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations, is as follows:

                                                                                        Year ended December 31,
                                                                            ------------------------------------------------
                                                                                 2002             2003            2004
                                                                            ---------------  --------------   --------------
               Income before taxes as reported in the statements
                 of operations                                              (euro)      812  (euro)     657   (euro)     516
               Adjustments for tax purposes                                               -               -   (euro)      82
               Decrease in the taxable base - Profit in sales to term                     -               -              (62)
                                                                            ===============  ==============   ==============
                                                                                        812             657              536

               Statutory tax rates                                                       35%             35%              35%
                                                                            ===============  ==============   ==============

               Theoretical tax expense                                      (euro)      284  (euro)     230   (euro)     188
               Decrease in taxes resulting from:
               Tax deduction for development                                            (99)            (99)             (66)
               Deferred Tax                                                               -               -               21
                                                                            ---------------  --------------   --------------

               Taxes on income as reported in the
                 statements of income                                       (euro)      185  (euro)     131   (euro)     143
                                                                            ===============  ==============   ==============

            Under the current tax legislation, 35% of development expense can be deducted from the income tax with the limits of 35% of the theoretical tax benefits. In 2002 this limit was 35% and 2003 this limit was 45%.

                                                                     JUSAN, S.A.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Euros in thousands

            All the income before income taxes is domestic. Income taxes include only current tax expenses.

            There is a currently tax inspection at the date of the issue of financial statements. The managers do not consider it will arise significative impacts as a result of this inspection.

NOTE 10:-   RELATED PARTIES TRANSACTIONS

            The balances with and the revenues derived from related parties were as follows:

            a.    Payments to related parties:

                                                                                       Year ended December 31,
                                                                            -----------------------------------------------
                                                                                 2002            2003            2004
                                                                            --------------   -------------   --------------
                     Wages                                                  (euro)     274   (euro)    308   (euro)     255
                                                                            ==============   =============   ==============

            In 2002, 2003 and 2004, the balance with personnel reflects short-term debt.

            In 2004 the payments of wages to related parties are based on the payments to the managers ((euro) 161), the bonus of the president ((euro) 45), arised from the 10% of the year profit result, the social security paid to the directors ((euro) 26) and 20% from the leases ((euro) 23).

            b.    Transactions with related parties were as follows:

                                                                                          Year ended December 31,
                                                                           ------------------------------------------------------
                                                                                2002              2003               2004
                                                                           ---------------  ----------------   ------------------
                     Sales through related parties                         (euro)        -  (euro)        15   (euro)          18
                                                                           ===============  ================   ==================

                     Amounts charged by related parties:
                        Cost of revenues                                   (euro)       80  (euro)       205   (euro)         100
                                                                           ===============  ================   ==================

            c.    Amounts receivable from and payables to related parties:

                                                                                                December 31,
                                                                            -----------------------------------------------------
                                                                                 2002              2003               2004
                                                                            --------------    --------------    -----------------
                     Receivables:
                        Mer Telemanagement Solutions                        (euro)       1    (euro)       9    (euro)         17
                        MTS Asia                                                         -                 -                   11
                        MTS IntegraTRAK                                                  -                 -                    3
                                                                            ==============    ==============    =================
                     Payables:
                        Beheer - Jaraga BV                                  (euro)       -    (euro)     128    (euro)         31
                                                                            ==============    ==============    =================

                                                                     JUSAN, S.A.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Euros in thousands

NOTE 11:-   SHAREHOLDERS' EQUITY

            a.    Share capital:

                  The ordinary shares entitle their holders the right to receive notice, to participate and vote in general meetings of the Company and the right to receive dividends, if declared.


            b.    Legal reserve

                  As established by the Spanish Companies' Act, 10% of profits must be allocated to the legal reserve, until such reserve is equal to 20% of share capital. The legal reserve shall not be distributed and may only be used for compensation of losses or to increase capital.

            c.    Shareholding

                  There are 15,052 ordinary shares of (euro) 0.0042 par value, authorized, issued and outstanding as of December 31, 2004.

                  The shareholders at December 31, 2004 are:


                  Jaraga, B.V.                              50%
                  Jose Lasry Nahon                          25%
                  Mauricio Toledano Marques                 25%


NOTE 12:-   SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

            a.    Major customers as a percentage of total revenues:

                                                                                     Year ended December 31,
                                                                        ---------------------------------------------------
                                                                             2002              2003              2004
                                                                        --------------    --------------    ---------------
                                                                                                %
                                                                        ---------------------------------------------------
                     Customer A                                                  3%               13%               14%
                     Customer B                                                  3%               10%                8%

            b. The following is a summary of revenues within geographic areas based on end customer location:

                                                                                     Year ended December 31,
                                                                        ---------------------------------------------------
                                                                             2002              2003              2004
                                                                        --------------    --------------    ---------------
                     Spain                                              (euro)   4,335    (euro)   3,360    (euro)    2,287
                     European Community                                          2,067             2,179              2,796
                     Other                                                         477               521                711
                                                                        --------------    --------------    ---------------

                                                                        (euro)   6,879    (euro)   6,060    (euro)    5,794
                                                                        ==============    ==============    ===============

                                                                     JUSAN, S.A.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Euros in thousands

NOTE 13:-   SELECTED STATEMENTS OF OPERATIONS DATA

            Financial income, net

                                                                                     Year ended December 31,
                                                                        ---------------------------------------------------
                                                                             2002              2003              2004
                                                                        --------------    --------------    ---------------
              Financial expenses:

              Interest expenses                                         (euro)     9      (euro)     5      (euro)     3
              Other expenses                                                      13                 8                11
                                                                        --------------    --------------    ---------------

                                                                                  22                13                14
                                                                        --------------    --------------    ---------------
              Financial income:

              Interest income                                                     29                22                16
                                                                        --------------    --------------    ---------------

              Financial income, net                                     (euro)     7      (euro)     9      (euro)     2
                                                                        ==============    ==============    ===============





                            -------------------------

                               S I G N A T U R E S

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.




                                   MER TELEMANAGEMENT SOLUTIONS LTD.


                                   By:      /s/Eytan Bar
                                            ------------
                                            Eytan Bar
                                            Chief Executive Officer



                                   By:      /s/Shlomi Hagai
                                            ---------------
                                            Shlomi Hagai
                                            Chief Financial Officer



Dated: October 7, 2005