Form 20-F
period 2005-12-31
MER TELEMANAGEMENT SOLUTIONS LTD
filed 2006-03-31
CIK 1025561

SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 20-F

[ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
      THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
      THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2005
                                       OR
[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
      THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from _________ to _________

                                                      OR
[ ]   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
      THE SECURITIES EXCHANGE ACT OF 1934

              Date of event requiring this shell company report

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

      Ordinary Shares, par value NIS 0.01 per share ............ 5,733,504
                            (as of December 31, 2005)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                 Yes ___ No _X_

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                 Yes ___ No _X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes _X_ No ___

Indicate by check mark which financial statement item the registrant has elected to follow:

                             Item 17 ___ Item 18 _X_

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                 Yes ___ No _X_

This Report on Form 20-F is incorporated by reference into our Form F-3 Registration Statement File No. 333-128225 and into our Form S-8 Registration Statements File No. 333-12014 and 333-123321.

                                  INTRODUCTION

         Mer Telemanagement Solutions Ltd. is a total solutions provider in the telecom expense and billing arenas. We design, develop, market and support a comprehensive line of telecommunication management, expense management and customer care and billing, or CC&B, solutions that enable business organizations and other enterprises to improve the efficiency and performance of their Internet Protocol, or IP, operations and to significantly reduce associated costs. Our products include call accounting and management products, fault management systems and Web-based management solutions for converged voice, voice over IP, IP data and video and CC&B solutions. These products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, detect and report the abuse and misuse of telephone networks, monitor and detect hardware and software faults in telecommunications networks and generate telecommunications usage information for use in the management of an enterprise. We were among the first to offer PC-based call accounting systems when we introduced our TABS product in 1985. To date, over 70,000 TABS call accounting systems have been sold to end-users in more than 80 countries. In the service provider and carrier market, our billing solutions provide for retail billing, interconnect billing and partner revenue management.

         Since our public offering in May 1997, our ordinary shares have been listed on the NASDAQ Stock Market (symbol: MTSL). As used in this annual report, the terms "we," "us" and "our" mean Mer Telemanagement Solutions Ltd. and its subsidiaries, unless otherwise indicated.

         We have obtained a trademark registration for TABS by MER(R) and applied for trademark registrations for TABS.IT(TM), eTABS(TM), VoIPTABS(TM), wTABS(TM), FaciliTRAK(TM), TABSbill(TM), TOPS(TM) and PMSi(TM). We have been using "Application Suite" as a trade name for our suite of modules for a comprehensive telecommunications expense management solution. We have also acquired the rights in the TOTAL-e(TM) trademark in connection with the products we acquired from Teleknowledge Group Ltd. in December 2004. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

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

         Except for the historical information contained in this annual report, the statements contained in this annual report are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms "anticipate," "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Such forward-looking statements are also included in Item 4 - "Information on the Company" and Item 5 - "Operating and Financial Review and Prospects." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. "Key Information - Risk Factors"

                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----
PART I...........................................................................................................5

ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..............................................5
ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE.............................................................5
ITEM 3.      KEY INFORMATION.....................................................................................5
               A. Selected Financial Data........................................................................5
               B. Capitalization and Indebtedness................................................................6
               C. Reasons for the Offer and Use of Proceeds......................................................6
               D. Risk Factors...................................................................................6
ITEM 4.      INFORMATION ON THE COMPANY..........................................................................19
               A. History and Development of the Company.........................................................19
               B. Business Overview..............................................................................22
               C. Organizational Structure.......................................................................32
               D. Property, Plants and Equipment.................................................................32
ITEM 4A.     UNRESOLVED STAFF COMMENTS...........................................................................32
ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS........................................................32
               A. Operating Results..............................................................................32
               B. Liquidity and Capital Resources................................................................47
               C. Research and Development.......................................................................48
               D. Trend Information..............................................................................49
               E. Off-Balance Sheet Arrangements.................................................................49
               F. Tabular Disclosure of Contractual Obligations..................................................49
ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..........................................................49
               A. Directors and Senior Management................................................................49
               B. Compensation...................................................................................52
               C. Board Practices................................................................................53
               D. Employees......................................................................................59
               E. Share Ownership................................................................................60
ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...................................................64
               A. Major Shareholders.............................................................................64
               B. Related Party Transactions.....................................................................65
               C. Interests of Experts and Counsel...............................................................66
ITEM 8.      FINANCIAL INFORMATION...............................................................................66
               A. Consolidated Statements and Other Financial Information........................................66
               B. Significant Changes............................................................................67
ITEM 9.      THE OFFER AND LISTING...............................................................................68
               A. Offer and Listing Details......................................................................68
               B. Plan of Distribution...........................................................................69
               C. Markets........................................................................................69
               D. Selling Shareholders...........................................................................69
               E. Dilution.......................................................................................69
               F. Expense of the Issue...........................................................................69

ITEM 10.     ADDITIONAL INFORMATION..............................................................................69
               A. Share Capital..................................................................................69
               B. Memorandum and Articles of Association.........................................................69
               C. Material Contracts.............................................................................72
               D. Exchange Controls..............................................................................73
               E. Taxation.......................................................................................73
               F. Dividend and Paying Agents.....................................................................87
               G. Statement by Experts...........................................................................87
               H. Documents on Display...........................................................................87
               I. Subsidiary Information.........................................................................88
ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS.........................................88
ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..............................................89

PART II..........................................................................................................89

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.....................................................89
ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS........................89
ITEM 15.     CONTROLS AND PROCEDURES.............................................................................89
ITEM 16.     [RESERVED]..........................................................................................89
ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT....................................................................89
ITEM 16B.    CODE OF ETHICS......................................................................................90
ITEM 16C.    PRINCIPAL ACCOUNTING FEES AND SERVICES..............................................................90
ITEM 16D.    EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE..........................91
ITEM 16E.    PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS...........................91

PART III.........................................................................................................91

ITEM 17.     FINANCIAL STATEMENTS................................................................................91
ITEM 18.     FINANCIAL STATEMENTS................................................................................91
ITEM 19.     EXHIBITS............................................................................................92

S I G N A T U R E S..............................................................................................94

                                     PART I


ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

A.       SELECTED FINANCIAL DATA

         The following selected consolidated financial data for and as of the five years ended December 31, 2005 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our audited consolidated financial statements with respect to the three years ended December 31, 2005 and as of December 31, 2004 and 2005 appear elsewhere in this Annual Report. Our selected consolidated financial data as of December 31, 2003, 2002 and 2001 and for the years ended December 31, 2002 and 2001 have been derived from audited consolidated financial statements not included in this Annual Report. The selected consolidated financial data set forth below should be read in conjunction with Item 5. "Operating and Financial Review and Prospects," and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Operations Data:

                                                     -----------------------------------------------------------------------
                                                                            Year Ended December 31,
                                                     -----------------------------------------------------------------------
                                                        2001           2002           2003           2004            2005
                                                     -----------    -----------    -----------    -----------    -----------
                                                                 (in thousands, except share and per share data)
Revenues .........................................   $    10,725    $     9,787    $     9,230    $     9,413    $    11,563
Cost of revenues .................................         2,552          1,896          1,849          2,814          3,802
                                                     -----------    -----------    -----------    -----------    -----------
Gross profit .....................................         8,173          7,891          7,381          6,599          7,761
Selling and marketing ............................         4,911          3,954          3,916          6,300          4,797
Research and development, net ....................         3,562          2,127          1,825          2,362          4,395
General and administrative .......................         1,943          1,858          1,830          2,101          2,830
                                                     -----------    -----------    -----------    -----------    -----------
Operating loss ...................................        (2,243)           (48)          (190)        (4,164)        (4,261)
Financial income (expenses), net .................          (141)            (6)           130             78             53
Other expenses ...................................          (375)          --             --             --             --
                                                     -----------    -----------    -----------    -----------    -----------
Loss before taxes on income ......................        (2,759)           (54)           (60)        (4,086)        (4,208)
Taxes on income ..................................            16             52            198            266             10
                                                     -----------    -----------    -----------    -----------    -----------
Net loss before equity in earnings of affiliate ..        (2,775)          (106)          (258)
Equity in earnings of affiliate ..................           221            236            345            225              2
                                                     -----------    -----------    -----------    -----------    -----------
Net income (loss) ................................   $    (2,554)   $       130    $        87    $    (4,127)   $    (4,216)
                                                     ===========    ===========    ===========    ===========    ===========
Basic and diluted net earnings (loss) per share ..   $     (0.53)   $      0.03    $      0.02    $     (0.89)   $     (0.83)
                                                     ===========    ===========    ===========    ===========    ===========
Weighted average number of ordinary shares used in
computing basic net earnings (loss) per share ....     4,826,126      4,709,796      4,617,099      4,634,413      5,092,117
                                                     ===========    ===========    ===========    ===========    ===========
Weighted average number of ordinary shares used in
computing diluted net earnings (loss) per share ..     4,826,126      4,709,796      4,628,249      4,634,413      5,092,117
                                                     ===========    ===========    ===========    ===========    ===========

Balance Sheet Data:

                                           As of December 31,
                            -----------------------------------------------
                              2001     2002       2003      2004     2005
                            -------   -------   -------   -------   -------
                                            (in thousands)
                            -----------------------------------------------
Working capital ..........  $ 9,060   $ 9,244   $ 9,437   $ 2,773   $ 2,065
Total assets .............   18,095    17,707    18,182    15,323    13,816
Long-term loans ..........       13         8      --        --        --
Shareholders' equity......   13,856    14,013    14,464    10,657     9,174
Capital stock ............   12,861    12,861    12,627    12,893    15,983


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

         We have incurred operating losses in each of the five last fiscal years and we may not be able to achieve or sustain profitable operations in the future. To the extent that we continue to incur operating losses, we may not have sufficient working capital to fund our operations in the future. If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce level of expenditure. Such financing may not be available in the future, or, if available, may not be on terms satisfactory to us.

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

         o     new product announcements by us and our competitors;

         o     the number, timing and significance of product enhancements;

         o     product life cycles;

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

         Revenues are also difficult to forecast because the market for telecommunication management and billing solutions is rapidly evolving and our sales cycle for our solutions, from initial evaluation to purchase, is lengthy and varies substantially from customer to customer. We typically ship orders for our TABS product line shortly after receipt of a purchase order and, consequently, order backlog at the beginning of any quarter has in the past represented only a small portion of that quarter's revenues. As a result, license revenues from our TABS product line in any quarter depend substantially on orders for TABS products that have been booked and shipped in that quarter. Also, we can not predict whether revenues from our Application Suite will be recognized in any quarter because the delivery and implementation of all the components of the Application Suite (including among, other things, customer training) are dependent on the customers individual timing requirements, which can delay the completion of these orders. In addition, revenues from our billing solutions are generated by using contract accounting on a percentage of completion method and because the completion pace varies from quarter to quarter and is dependent on different variables that are out of our control, billing solutions revenues in any quarter depend on our ability to progress and complete the projects.

         Due to all of the foregoing, we cannot predict revenues for any future quarter with any significant degree of accuracy. Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and you should not rely upon them as indications of future performance. Although our revenues increased in 2004 and 2005, we may not be able to sustain revenue growth in the future.

Our quarterly financial performance varies significantly.

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

         Our operating results are generally not characterized by a seasonal pattern, except that our sales in Europe are generally lower in the summer months.

         Due to the foregoing, our quarterly financial performance has in the past and may in the future vary significantly. Our revenues and operating results in any quarter may not be indicative of our future performance and it may be difficult for investors to evaluate our prospects. In some future quarter, our operating results may be below the expectations of public market analysts and investors. In such event, it is likely that the price of our ordinary shares would be materially and adversely affected.

We depend on the market for telemanagement products, which market has declined in recent years.

         Until 2005, we derived substantially all of our revenues from our TABS.IT call accounting and billing products. In late 2004, we implemented a new strategy that has led to the development and introduction of our Application Suite. The Application Suite is built on the Microsoft.Net platform and establishes a framework for us to provide customized solutions that include customer care and billing in addition to our traditional telemanagement solutions. The main functions of our TABS.IT and the WinTrak families of products were incorporated into the Application Suite. In 2005, we expanded and enhanced the functionality of the Application Suite to include invoice management, which facilitates bill reconciliation and dispute management. Our future financial performance will depend, in significant part, on the successful introduction, marketing and customer acceptance of the Application Suite and related telemanagement products. The market for our legacy telemanagement products declined each year from 1999 until 2003 and although revenues increased in both 2004 and 2005, attributable to revenues from billing solutions that were based on the technology that we acquired from Teleknowledge, revenues may not grow in the future. If the market for our new telemanagement products grows more slowly than we currently anticipate, our business, operating results and financial condition would be materially and adversely affected.

We depend on business telephone system manufacturers, vendors and distributors for our sales.

         One of the primary distribution channels for our call accounting management products are private branch exchange, or PBX, original equipment manufacturers, or OEMs, and vendors who market our products to end-users in conjunction with their own products. We are highly dependent upon the active marketing and distribution efforts of our PBX OEMs. In 2003, 2004 and 2005, our three major OEMs, Siemens Gmbh, Philips Communications Systems B.V. and Ericsson, generated together 51.0%, 47.0% and 42.0%, respectively, of our consolidated revenues. The percentage of sales attributable to each of these OEMs in each of the three years ended December 31, 2005 are as follows:

                                2003           2004             2005
                                ----           ----             ----
         Siemens............    40.0%          38.0%            36.0%
         Philips............    7.0%           5.0%             4.0%
         Ericsson...........    4.0%           4.0%             2.0%

         As these and other PBX vendors expand their product offerings to offer a wider range of newer technologies such as the Internet, WiFi, and VoIP, we have enhanced our Application Suite to accommodate these new services. In late 2004 and early 2005, we entered into partnership agreements with each of NEC and Avaya, for the integration of our products with their own products and the marketing of our integrated product. Sales by PBX manufacturers and vendors have declined markedly in the recent past, and sales through this channel may not recover. Our success will be dependent to a substantial degree on the marketing and sales efforts of such third parties in marketing and integrating our products. These third parties may not give priority to the sale of our products as an enhancement to their products. Although most of the major business telephone switching systems manufacturers and vendors currently rely on third-party suppliers to provide call accounting and other telemanagement products, these manufacturers and vendors, including our current customers, may develop their own competing products or purchase competing products from others.

         Because we sell our products through local master distributors in countries where we do not have a marketing subsidiary, we are highly dependent upon the active marketing and distribution efforts of our distributors. We also depend in large part upon our distributors for product maintenance and support. Our distributors may not continue to provide adequate maintenance and support to end-users or provide maintenance and support for new products, which might cause us to seek new or additional distributors or incur additional service and support costs. The distributors to whom we sell our products are generally not contractually required to make future purchases of our products and could, therefore, discontinue carrying our products at any time. None of our distributors or resellers is subject to any minimum purchase requirements under their agreements with us. We may not be able to continue our relationships with our OEM customers or, if such relationships are not maintained, we may not be able to attract and retain comparable PBX original equipment manufacturers. The loss of any of our major reseller or OEM relationships, either to competitive products offered by other companies or products developed by such resellers, would have a material adverse effect on our business, financial condition and results of operations. Our future performance will depend, in part, on our ability to attract additional PBX manufacturers and vendors that will be able to market and support our products effectively, especially in markets in which we have not previously distributed our products.

In December 2004, we acquired certain assets and liabilities of Teleknowledge Group Ltd. and we may not be able to successfully exploit the acquired products.

         In December 2004, we completed the acquisition of certain assets and liabilities of Teleknowledge Group Ltd., or Teleknowledge, a provider of carrier class billing and related solutions. The acquisition of the Teleknowledge billing solution enables us to offer an end-to-end customer care and billing solution, including pre/post paid billing, Web self-care, assets management, partner management, help desk and order management modules. These products offer a complementary solution to our own products. In 2005, we recorded $1.5 million in revenues from billing products based on the technology acquired from Teleknowledge. We may not be able to continue to successfully exploit the products we acquired from Teleknowledge.

We face risks associated with expanding and maintaining our distribution network.

         We sell our products through distributors, business telephone switching systems manufacturers and vendors, post, telephone and telegraph authorities, or PTTs and our direct sales force. Our ability to achieve revenue growth in the future will depend in large part on our success in establishing and maintaining relationships with business telephone switching systems manufacturers and vendors and PTTs, and establishing and maintaining relationships with distributors. Historically, we have at times experienced difficulty in establishing effective distribution relationships. We may not be able to successfully expand our distribution channels or any such expansion may not result in an increase in revenues. The failure to expand or maintain our distribution channels could have a material adverse effect on our business, operating results and financial condition.

We are subject to risks associated with international operations.

         We are based in Israel and generate a large percentage of our sales outside the United States. Our sales in the United States accounted for 53.0%, 53.0% and 52.0% of our total revenues for the years ended December 31, 2003, 2004 and 2005, respectively. We may not be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition will be materially and adversely affected.

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

         o     potentially adverse tax consequences; and

         o     political and economic instability.

         Our distributors or resellers may not be able to sustain or increase revenues from international operations or the foregoing factors may have a material adverse effect on our future revenues and, as a result, on our business, operating results and financial condition.

         We may be adversely affected by fluctuations in currency exchange rates. While our revenues are generally denominated in U.S. dollars and Euros, a significant portion of our expenses are incurred in NIS. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. If we were to determine that it was in our best interests to enter into any hedging transactions in the future, we may not be able to do so or such transactions, if entered into, may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. In addition, if, for any reason, exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, our business could be adversely affected. Currency fluctuations in the future may have a material adverse effect on revenues from international sales and, consequently, on our business, operating results and financial condition.

We are subject to risks relating to proprietary rights and risks of infringement.

         We are dependent upon our proprietary software technology and we rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We try to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. It is possible that others will develop technologies that are similar or superior to our technology. Unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. It is difficult to police the unauthorized use of our products, and we expect software piracy to be a persistent problem, although we are unable to determine the extent to which piracy of our software products exists. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. Our means of protecting our proprietary rights in the United States or abroad may not be adequate or our competition may independently develop similar technology.

         We are not aware that we are infringing upon any proprietary rights of third parties. However, it is possible, that third parties will claim infringement by us of their intellectual property rights. We believe that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. It would be time consuming for us to defend any such claims, with or without merit, and any such claims could:

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

         We rely upon certain software that we license from third parties, including software that we integrate with our internally developed software. These third-party software licenses may not continue to be available to us on commercially reasonable terms. If we lose or are unable to maintain any such software licenses, we could suffer shipment delays or reductions until equivalent software could be developed, identified, licensed and integrated, which would materially and adversely affect our business, operating results and financial condition.

We may be unsuccessful in our defense of pending litigation.

         On April 18, 2005, Amdocs (Israel) Ltd. and Amdocs Ltd. filed a complaint in the Tel Aviv District Court naming our company, our chief executive officer and others as defendants (Civil File No. 32419-05/05). The complaint alleges, among other things, that professional and commercial information belonging to the plaintiffs was transferred to the defendants for use in our company's activity. The plaintiffs are seeking an injunction prohibiting the defendants from making any use of the information and trade secrets that were allegedly transferred, and mandatory injunctions requiring the return of any such information and the payment of estimated damages of NIS 14,775,000 (approximately US$3.2 million). On June 27, 2005, we and the other defendants filed a statement of defense, claiming that the factual and legal allegations made by the plaintiffs have no basis and the causes of action and relief requested are without merit. Since such time, there have been no further developments in connection with this claim. Due to the preliminary stage of this litigation, we and our legal advisors cannot currently assess the outcome or possible adverse effect on our financial position or results of operations.

         In April 2000, the tax authorities in Israel issued a demand for a tax payment for the 1997-1999 period in the amount of approximately NIS 6.0 million ($1.3 million). We have appealed to the Israeli District Court in respect of such tax demand and believe that certain defenses can be raised against the demand of the tax authorities. We have made a provision in our financial statements for this tax demand for the amount deemed probable.

         If we are unsuccessful in these matters or if actual results are not consistent with our assumptions and judgments, we may be exposed to losses that could be material to our company.

Our results may be adversely affected by competition.

         The market for telemanagement products is fragmented and is intensely competitive. Competition in the industry is generally based on product performance, depth of product line, technical support and price. We compete both with international and local competitors (including providers of telecommunications services), many of whom have significantly greater financial, technical and marketing resources than us. We anticipate continuing competition in the telemanagement products market and the entrance of new competitors into the market. Our existing and potential customers, including business telephone switching system manufacturers and vendors, may be able to develop telemanagement products and services that are as effective as, or more effective or easier to use than, those offered by us. Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels. We may not be able to compete successfully against current or future competitors and that competition may have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

We are subject to risks associated with rapid technological change and risks associated with new versions and new products.

         The telecommunications management market in which we compete is characterized by rapid technological change, introductions of new products, changes in customer demands and evolving industry standards. Our future success will depend upon our ability to keep pace with the technological developments and to timely address the increasingly sophisticated needs of our customers by supporting existing and new telecommunication technologies and services and by developing and introducing enhancements to our current and new products. We may not be successful in developing and marketing enhancements to our products that will respond to technological change, evolving industry standards or customer requirements, we may experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements or such enhancements may not adequately meet the requirements of the marketplace and achieve any significant degrees of market acceptance. If release dates of any new products or enhancements are delayed or, if when released, they fail to achieve market acceptance, our business, operating results and financial condition would be materially and adversely affected. In addition, the introduction or announcement of new product offerings or enhancements by us or our competitors may cause customers to defer or forgo purchases of current versions of our product, which could have a material adverse effect on our business, operating results and financial condition.

We may not be able to retain or attract key managerial, technical and research and development personnel we need to succeed.

         Our success has largely depended and will depend in the future on our skilled professional and technical employees. The competition for these employees is intense. We may not be able to retain our present employees, or recruit additional qualified employees as we require them.

Three of our shareholders are in a position to control matters requiring a shareholder vote.

         Mr. Chaim Mer, our Chairman, and his wife, Dora Mer, our Israeli counsel, currently control the vote of approximately 34.87% of our outstanding ordinary shares, and Isaac Ben-Bassat, one of our directors, is the owner of 11.96% of our outstanding ordinary shares.

          As a result, such persons control and will continue to control the election of our entire Board of Directors other than our two outside directors and generally have the ability to direct our business and affairs.

We are subject to risks arising from product defects and potential product liability.

         We provide free warranty and support for up to one year for end-users and up to 15 months for our OEM distributors. Our sales agreements typically contain provisions designed to limit our exposure to potential product liability or related claims. The limitation of liability provisions contained in our agreements may not be effective. Our products are used by businesses to reduce communication costs, recover charges payable by third parties and prevent abuse and misuse of telephone networks and, as a result, the sale of products by us may entail the risk of product liability and related claims. A product liability claim brought against us could have a material adverse effect upon our business, operating results and financial condition. Products such as those offered by us may contain undetected errors or failures when first introduced or when new versions are released. Despite our testing and testing by current and potential customers, errors may be found in new products or releases after commencement of commercial shipments. The occurrence of these errors could result in adverse publicity, loss of or delay in market acceptance or claims by customers against us, any of which could have a material adverse effect upon our business, operating results and financial condition.

The implementation of SFAS No. 123(R), which will require us to record compensation expense based on fair value in connection with employees share based compensation transactions commencing as of the first quarter of 2006, may impact our financial results.

         On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123(R), which is a revision of SFAS No. 123. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized on the basis of their fair values while SFAS No. 123(R) requires, as of the first quarter of 2006, all share-based payments to employees to be recognized on the basis of their fair values. SFAS No. 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The adoption of SFAS No. 123(R) may have a significant effect on our results of operations in the future. In addition, such adoption could limit our ability to use stock options as an incentive and retention tool, which could, in turn, negatively impact our ability to recruit employees and retain existing employees. Had we adopted SFAS 123(R) in 2005, the impact of that standard would have increased our net losses by approximately $198,000, as described in the disclosure of pro forma net income (loss) and earnings (loss) per share in our consolidated financial statements.

Risk Factors Related to Our Ordinary Shares

We may be classified as a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

         Holders of our ordinary shares who are United States residents face income tax risks. There is a substantial risk that we are a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. For U.S. Federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or
(ii) at least 50% of the average
value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset, which produces passive income. As a result of our relatively substantial cash position at the time, we believe that we were a PFIC in certain periods over the last few years under a literal application of the asset test described above, which looks solely to the market value. We do not believe that we were a PFIC in 2005. If we are classified in the future as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

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

         o changes in expectations as to our future financial performance, including financial estimates by investors;

         o announcements of technological innovations or new products by us or our competitors;

         o announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

         o announcements by third parties of significant claims or proceedings against us;

         o     changes in the status of our intellectual property rights;

         o     additions or departures of key personnel;

         o     future sales of our ordinary shares; and

         o     general stock market prices and volume fluctuations.

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

         We do not anticipate paying cash dividends in the foreseeable future. According to the Israeli Companies Law, a company may distribute dividends out of its profits (within the meaning of the Israeli Companies Law), so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. The declaration of dividends is subject to the discretion of our Board of Directors and will depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant by our board of directors. You should not rely on an investment in our company if you require dividend income from your investment in our company. The success of your investment will likely depend entirely upon any future appreciation of the market price of our ordinary shares, which is uncertain and unpredictable. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased your ordinary shares.

Compliance with corporate governance regulations could increase the cost of our operations.

         As a result of certain corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general have increased in recent years. The Sarbanes-Oxley Act of 2002 requires changes in some of our corporate governance and securities disclosure or compliance practices. We expect that the on-going implementation of these regulations will further increase our legal compliance costs and will make some activities more time consuming. We are presently evaluating and monitoring regulatory developments and cannot estimate the magnitude of additional costs we may incur as a result of such developments. If we are required to implement Section 404 of the Sarbanes-Oxley Act of 2002, which governs internal controls and procedures for financial reporting, we will need to expend significant management time and financial resources to comply with the applicable requirements. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

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

         Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. These developments have adversely affected the regional peace process, placed the Israeli economy under significant stress, and have negatively influenced Israel's relationship with several Arab countries. In August 2005, Israel evacuated all Israeli settlements in the Gaza Strip and four settlements in the West Bank. In January 2006, Hamas won the elections in the Palestinian Authority and on March 28, 2006, elections to the Israeli parliament were held in Israel. The implications of these developments cannot at this time be foreseen. Any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price.

Political trade relations could limit our ability to sell or buy internationally.

         We could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. To date, these measures have not had a material adverse affect on our business. However, restrictive laws, policies or practices towards Israel or Israeli businesses may have an adverse impact on our business.

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

         Since we report our financial results in dollars, fluctuations in rates of exchange between the dollar and non-dollar currencies may affect our results of operations. A significant amount of our expenses are paid in NIS (primarily salaries) and are influenced by the timing of, and the extent to which, any increase in the rate of inflation in Israel over the rate of inflation in the United States is not offset by the devaluation of the NIS in relation to the dollar. Our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel. Over time, the NIS has been devalued against the dollar, generally reflecting inflation rate differentials. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar measured results of operations will be adversely affected. Likewise, our operations could be adversely affected if we are unable to guard against currency fluctuations in the future.

The government programs and tax benefits we currently participate in or receive require us to meet several conditions and may be terminated or reduced in the future.

         We have benefited from certain Israeli Government grants, programs and tax benefits. In late 2005 and early 2006, we applied to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade for grants for our research and development projects. We received an approval for the 2005 application and our two 2006 applications are currently pending. The 2006 grant applications may not be approved by the Office of the Chief Scientist and we may not be able to obtain any such grants in the future. To remain eligible for these grants, programs and tax benefits, we must comply with certain conditions, including making specified investments in fixed assets from our own equity and paying royalties with respect to grants received. In addition, some of these programs restrict our ability to manufacture particular products and to transfer particular technology outside of Israel. If we do not meet these conditions in the future, the benefits we received could be canceled and we may have to refund payments previously received under these programs or pay increased taxes. The Government of Israel has reduced the benefits available under these programs in recent years and these programs and tax benefits may be discontinued or curtailed in the future.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

         Service of process upon our directors and officers and the Israeli experts named herein, most of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since substantially all of our assets, most of our directors and officers and the Israeli experts named herein are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

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

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

         As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules, including the composition of our Board of Directors, director nomination procedure, compensation of officers, distribution of annual reports to shareholders and quorum at shareholders meetings. In addition, we may follow Israeli law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of our company, certain transactions other than a public offering involving issuances of a 20% or more interest in our company and certain acquisitions of the stock or assets of another company. Currently, we follow Israeli law and practice instead of the NASDAQ requirements with respect to the directors' nomination process.

ITEM 4.  INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

         Our company was incorporated under the laws of the State of Israel in December 1995. We are a public limited liability company under the Israeli Companies Law 5739-1999 and operate under such law and associated legislation. Our registered offices and principal place of business are located at 22 Zarhin Street, Ra'anana 43662, Israel, and our telephone number is +972-9-762-1777.
Our address on the Internet is www.mtsint.com. The information on our website is not incorporated by reference into this annual report.

         We are a total solutions provider in the telecom expense and billing arenas. We design, develop, market and support a comprehensive line of telecommunication management, expense management and customer care and billing, or CC&B, solutions that enable business organizations and other enterprises to more effectively manage and optimize the use of their communication resources. Our products include call accounting and management products, fault management systems and Web-based management solutions for converged voice, voice over IP, or VoIP, IP data and video and CC&B solutions. These products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, detect and report the abuse and misuse of telephone networks, monitor and detect hardware and software faults in telecommunications networks and generate telecommunications usage information for use in the management of an enterprise. We were among the first to offer PC-based call accounting systems when we introduced our TABS product in 1985. To date, over 70,000 TABS call accounting systems have been sold to end-users in more than 80 countries. In the service provider and carrier market, our billing solutions provide for retail billing, interconnect billing, and partners revenue management.

         Call accounting systems afford businesses easy access to complete information on telephone usage, including the dialed number, calling extension, call duration, time of day, destination, trunk line usage, cost of each call and multi-carrier analysis. We started developing the TABS line of call accounting products for the DOS operating system and have upgraded and re-written our call accounting and management systems as the industry and technology advanced providing full compatibility to support the Windows operating systems and most versions of Windows NT. As our sales of TABS were worldwide, we needed to have a flexible and easily updated set of pricing tables to accommodate the different pricing schemes and modes used worldwide and with different carriers. As enterprises expanded and required information from their remote sites, so TABS has expanded to accommodate their needs by providing multi-site solutions and supporting most business telephone switching systems currently available for sale. The solutions are capable of monitoring up to 100,000 extensions. The Application Suite provides for an unlimited number of extensions, subject to the capabilities of the customer's hardware, as well as an unlimited number of remote sites. The sites can be monitored from a browser at any point as the application is web based. Various modules were developed to service the needs of different vertical markets such as our PMSi module for the hotel industry and a solution for performing tie-line reconciliation for organizations and utilities having multiple PBXs. TRAK-View, our fault management system, provides an enterprise with early warning problem detection and prevention for multi-site and multi-vendor networks including PBXs. In 1998, we introduced IP.TRAK, a Web-based call accounting and management system that was built on the original model and principles of TABSweb(TM). IP.TRAK was designed to harness the power of the Internet for the needs of Information Technology managers through its ability to access reports using a standard Internet browser. We added additional modules to IP TRAK that could collect the information from routers, firewalls and gateways. These additional modules provided tools for a comprehensive communications management system. We were able to collect additional data from files, file transfer protocol (FTP) servers, VoIP, and external buffers. We subsequently merged the functionality of PBX systems and IP networks to provide a unified management solution for multiple communication platforms from different vendors supporting voice, VoIP, video and data communications. The functionality of IP TRAK was subsequently superseded by the enhanced Application Suite.

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

         During 2005, we conducted extensive research and development so that our products and solutions could operate in the high-end enterprise market. As a result, an advanced telecommunications expense management module was developed, based on our Application Suite infrastructure. The modular and scalable architecture topology of our Application Suite lends itself easily to an open platform where modules can be added and integrated seamlessly into the platform, thus allowing customers to buy such modules as they require.

         In addition, in 2005 we strengthened our product offerings to the service provider and carrier market as a result of our release of a new billing solution module that we acquired from Teleknowledge and through significant investment in research and development in order to provide a complete end-to-end billing solution for the wholesale trade. As a result, we introduced an interconnect billing solution and our retail billing solution was expanded to accommodate legacy telephony that carriers can use to bill their subscribers. Also, new value-added services (such as video-on-demand (VOD), multimedia message service, short message service (SMS)) and content (such as news and games) were added to our billing solutions package. We believe that an advantage of our solutions is that they operate off a single data base. We also introduced a partner revenue management module to our billing solutions product, which complements our product line by enabling carriers to reconcile bills among one another.

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

         Telemanagement solutions have evolved from the stand-alone PC-based telephone call accounting and billing systems of the mid-1980's to local area network or LAN-based systems operating in Windows 98/2000/XP and Windows NT environments offering call accounting, fraud detection and fault management solutions for users with complex voice and data networks. Today, the trend is moving more and more to Web-based solutions, and to converged solutions where all expenses associated with the usage of a person or device are shown in one report or invoice.

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

         The continuing increase in use of cellular phones for business, during and outside working hours, has created the need to develop products that will enable an enterprise to generate a true and full record of all the calls made by its employees, including cellular calls and calls made by calling cards and other charge plans. In 2005, we filed an international patent application (PCT application), which is currently pending, relating to a mobile verification technique that verifies mobile phone usage against the bill received from the service provider.

         Telephony over the Internet, which provides voice communications using the Internet, is now becoming more prevalent. Although the cost of these calls is insignificant, as most companies or enterprises already have the infrastructure in place, it is important to keep track of the calls for marketing purposes, security, or even just to increase worker productivity. Skypes is an example of one of these services using computer to computer communications. Others such as Cisco, Mera, AirSpan and RADVision use gateways, while other PBX manufacturers use special line cards in the PBX to connect to the Internet and provide this service, which is known as Voice over Internet protocol (VoIP). We provide telemanagement and billing solutions for these new services. Another area used in conjunction with these new services is "pre-paid," which allows a customer to buy a certain amount of time (expressed as a function of money) either from the web or through the purchase of a "scratch" card (which contains an account or personal identification number (PIN) and units of time) and debits the account with each usage.

         Another new area for which we have already prepared billing solutions is WiFi or "hot-spots," which are being installed in public places, such as airports, hotels, universities and coffee houses. This enables the user's account to be charged for any usage of the service by the user while connected to these devices.

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

Background History

         We were the first company to offer a PC-based non-dedicated call accounting system when we introduced the first version of TABS in 1985. To date, over 70,000 TABS accounting systems have been sold to end-users located in over 80 countries. TABS supports worldwide charging methods (pulse and duration), call pricing tables and currencies and is available in different languages. Our PBX interface database includes default formats for the major PBX manufacturers and business phone systems, including those manufactured by Ericsson, Philips, Siemens, Lucent, Nortel, Alcatel, ECI/Tadiran, Harris, NEC, Avaya, Mitel, Damovo, LG and Panasonic, making TABS compatible with substantially all currently available PBX and business phone systems. Our flexible format allows some of the newer equipment such as VoIP PBXs and routers/gateways to be inputted to and reported on TABS. This includes the RADVision and Cisco gateways and gatekeepers.

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

          In 2005, we enhanced and expanded our Application Suite to include an invoice management module. This new module checks the rates billed by the service provider against the contracted rates and also reconciles an organization's telecom bills reflecting the usage reported by the service provider with the actual usage recorded by the Application Suite. Additionally, the new module checks that the services provider has charged only for communication equipment actually used by the organization, as opposed to equipment that is no longer serviceable or not under current service contracts. An organization's internal procedures for payment of bills can be entered into the Application Suite and it will track the bills and insure that there are no delays in payments, and in the case of discrepancies between the usage and bills, it will provide an analysis of the discrepancies.

Facilities Management System

         With today's greater mobility, the need to keep track of moves and changes in an organization requires the use of tools to control, manage and document these changes more effectively. In March 2002, we acquired a software product from Total Wire Software Company, Inc., a privately held Florida-based company. That product, which was superseded by new software during 2002 and is marketed as FaciliTRAK, enables us to offer a product that provides tracking of inventory such as telephones, computers and ancillary equipment associated with a user and develop a complete composite report of an enterprise's resources. Additionally, it gives us the ability to provide a full "total information" system to enterprises for controlling and managing the entire physical layer of an organization's voice and data system. The "top of the line" FaciliTRAK product is a full featured, graphic-oriented cable and asset management system, that comes complete with Visio Technical, a CAD interface, and is available in both a single workstation and a multi-user network version. Its unique flexibility allows users to "mirror" complex networks commonly found in large companies, while its enhanced ability allows it to document and design cable plant projects of all sizes.

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

         The FaciliTRAK help desk feature provides both an administrative process and audit trail for recording, scheduling and maintenance changes that need to be made to items and connections in a site. There are three options within service desk: (i) service requests, (ii) trouble tickets, and (iii) work orders. Each provides its own choices and reference numbering for easy tracking and assignment. Both service requests and trouble tickets provide the option of being used globally for the entire organization, regardless of whether the item in service has been recorded in the site database, or used for items within the current site. The main features of the FaciliTRAK, which are inventory control, help desk, and cable management, have been incorporated into the Application Suite solution.

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

Sales and Marketing

         We market our products in over 80 countries worldwide through OEM distribution channels and our own direct sales force in the United States, Europe, Israel, Hong Kong and Brazil, and through a network of local distributors in these and various other countries in Europe, Asia and Latin America. We employed 18 persons in our sales and marketing force and 30 persons in support as of December 31, 2005, as compared to 35 persons in sales and marketing and 45 persons in support as of December 31, 2004.

         With the acquisition of IntegraTRAK in April 2000, our marketing efforts in North America were significantly increased. This also enabled us to acquire additional Fortune 500 companies as our customers. We also sell our products to business telephone switching systems manufacturers and vendors, distributors and PTTs. Since 1985, over 70,000 TABS call accounting products have been sold, many of which have been sold to large organizations. In addition, as customers move to consolidate the management of their multi-site telecommunications activities, we intend to capitalize on our initial successes with our customers and expand the use of our products by offering these organizations the added capabilities of expanding and monitoring on the Web. By acquiring the FaciliTRAK software in March 2002, we gained access to a whole new realm of opportunities and we now are able to offer a complete solution to the high-end market sector.

Managed Services

         Our managed services solution is an outsourcing solution geared to multi-national companies that centrally manage their telecommunications usage and is offered as an added value service. This solution has been offered in the United States where our Seattle office acts as a service bureau.

         Switching Systems Manufacturers and Vendors. We believe that the most efficient means of selling our telemanagement products is to enter into relationships with major business telephone system manufacturers and vendors who market our products on either an original equipment manufacturer, or OEM, basis, or supplemental sales basis at the time they sell their switching systems. We also utilize our distributors to market our products to local business telephone switching systems manufacturers and distributors. We intend to establish additional strategic relationships with business telephone switching systems manufacturers and vendors and PTTs. These manufacturers have begun to consider telemanagement capability as a competitive tool when selling their products and have begun to offer end-users a complete, integrated solution. Among the companies that sell our telemanagement products are Siemens, Philips,

Ericsson, Lucent, Nortel, Alcatel, ECI/Tadiran, Harris, NEC, Avaya, Mitel, Cisco, Damovo, LG and Panasonic. We have also entered into an agreement with Airspan and another major global manufacturer with respect to our billing products. In addition, we work with gateway providers such as Cisco, Mera, ArelNet and RADVision. The percentages of sales attributable to our three largest OEM customers, Siemens, Philips and Ericsson, in each of the three years ended December 31, 2005 are as follows:

                                               2003        2004        2005
                                               ----        ----        -----
         Siemens..........................     40.0%       38.0%       36.0%
         Philips..........................      7.0%        5.0%        4.0%
         Ericsson.........................      4.0%        4.0%        2.0%

         Distributors. In general, in those countries where we do not have a marketing subsidiary, we distribute our products through a local distributor. Marketing, sales, training, product and client support are provided by our local distributors. A local distributor is typically a telecommunication products marketing organization with the capability to add value with installation, training, and support. Distributors are generally responsible for the localization of our products into their native language. The distributor also translates our standardized product marketing literature and technical documentation. Prior to becoming an authorized distributor, the distributor's employees must undergo sales and technical training. We are available for second-tier support for the distributor and for end-users. In coordination with the distributors, we also provide technical support for large and multinational accounts. We have distributors worldwide and intend to expand our network of distributors and resellers in selected markets.

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

Intellectual Property Rights

         We rely upon a combination of security devices, copyrights, trademarks, trade secret laws, confidentiality procedures and contractual restrictions to protect our rights in our products. In 2005, we filed an international patent application (PCT application), which is currently pending, relating to a mobile verification technique that verifies mobile phone usage against the bill received from the service provider. Our policy has been to pursue copyright protection for our software and related documentation and trademark registration of our product names. Some of our products have the added protection afforded by a hardware component which has embedded software that it is difficult to misappropriate. In addition, our key employees and independent contractors are required to sign non-disclosure and secrecy agreements. All of the intellectual property rights with respect to our current products are held by Mer Telemanagement Solutions Ltd.

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

D.       PROPERTY, PLANTS AND EQUIPMENT

         Our executive offices and research and development facilities are located at 22 Zarhin Street, Ra'anana, Israel, where we occupy approximately 14,600 feet. The lease, which expires on December 31, 2006, has an annual rental charge of approximately $252,000.

         Our U.S. subsidiary occupies approximately 6,368 square feet of space in Bellevue, Washington. The lease, which will expire in September 2006, has a remaining obligation of approximately $100,000. We have subleased 1,900 square feet of this space until September 2006 and are receiving rental income of approximately $20,000 for the period leased in 2006.

         In addition, we have an office in New Jersey, where we occupy approximately 1,852 square feet of space. The lease, which will expire in September 2006, has a remaining obligation of approximately $27,000.

         The combined total annual rental cost for our Hong Kong and Sao Paulo offices is approximately $25,000. The lease agreements for these premises will expire in October 2007 and February 2008, respectively.

ITEM 4A. UNRESOLVED STAFF COMMENTS

         Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       OPERATING RESULTS

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

Background

         We were incorporated under the laws of the State of Israel in December 1995, as a subsidiary of C.Mer Industries Ltd., an Israeli public company. Since our initial public offering in May 1997, our ordinary shares have been listed on the NASDAQ Stock Market. In June 1999, C.Mer Industries Ltd. distributed to its shareholders all of its remaining shares in our company as a dividend.

         We have wholly owned subsidiaries in the United States, Hong Kong, the Netherlands and Brazil, MTS IntegraTRAK Inc., MTS Asia Ltd., JARAGA B.V. and TABS Brazil Ltd., respectively, which act as marketing and customer service organizations in those countries. We also have a 50% owned affiliate in Spain, Jusan S.A., which is engaged in the development, manufacture, assembly, sales, distribution and maintenance of vocal server and call billing applications.

Overview

         We design, develop, market and support a comprehensive line of telecommunication management and customer care and billing, or CC&B, solutions, that enable business organizations and other enterprises to improve the efficiency and performance of all IP operations, and to significantly reduce associated costs. Our products include call accounting and management products, fault management systems and Web-based management solutions for converged voice, voice over IP, IP data and video and CC&B solutions. These products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, detect and report the abuse and misuse of telephone networks, monitor and detect hardware and software faults in telecommunications networks and generate telecommunications usage information for use in the management of an enterprise. We were among the first to offer PC-based call accounting systems when we introduced our TABS product in 1985. To date, over 70,000 TABS call accounting systems have been sold to end-users in more than 80 countries. In the service provider and carrier market, our billing solutions provide for retail billing, interconnect billing and partner revenue management.

General

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

         Revenue Recognition

         We account for our revenue in accordance with the provisions of SOP No. 97-2, "Software Revenue Recognition," issued by the American Institute of Certified Public Accountants and as amended by SOP No. 98-9 and related interpretations. When an arrangement does not require significant production, modification or customization of software or does not contain services considered to be essential to the functionality of the software, revenue is recognized when the following four criteria are met:

         o Persuasive evidence of an arrangement exists. We require evidence of an agreement with a customer specifying the terms and conditions of the products or services to be delivered typically in the form of a purchase order;

         o Delivery has occurred. For software licenses, delivery takes place when the software is installed on site or remotely or is shipped via mail on a compact disc or server. For services, delivery takes place as the services are provided;

         o The fee is fixed or determinable. Fees are fixed or determinable if they are not subject to a refund or cancellation and do not have payment terms that exceed our standard payment terms.

         o Collection is probable. We perform a credit review of all customers with significant transactions to determine whether a customer is credit worthy and collection is probable.

         In general, revenue for transactions that do not involve software customization or services considered essential to the functionality of the software is recognized as follows: (i) software license fees for sales through OEMs are recognized upon receipt of license activity or royalty reports; (ii) all other software license fees are recognized upon delivery of the software;
(iii) software maintenance and technical support are recognized ratably over the contract term; and (iv) consulting, training and other similar services are recognized as the services are performed.

         We exercise judgment and use estimates in connection with the determination of the amount of product software license and services revenues to be recognized in each accounting period. If the fee due from the customer is not fixed or determinable, revenue is recognized as payments become due from the customer. If collection is not considered probable, revenue is recognized when the fee is collected. We record a provision to operating expenses for bad debts resulting from customers' inability to pay for the products or services they have received. These estimates are based on historical bad debt expense, analyses of credit memo data, and other known factors, such as bankruptcy. If the historical data we use to calculate these estimates do not accurately reflect future returns or bad debts, adjustments to these reserves may be required that would increase or decrease revenue or net income.

         Many of our software arrangements involve multiple elements. Such elements typically include any or all of the following: software licenses, software maintenance, technical support and training services. For multiple-element arrangements that do not involve significant modification or customization of the software and do not involve services that are considered essential to the functionality of the software, we allocate value to each undelivered element based on vendor specific objective evidence, or VSOE, of the fair value of each undelivered element in the arrangement, in accordance with the "residual method" prescribed by SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition With Respect to Certain Transactions." The VSOE used by us to allocate the sales price to support services and maintenance is based on the renewal rate charged when these elements are sold separately. License revenues are recorded based on the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements, and (2) all revenue recognition criteria of SOP No. 97-2, as amended, as described above, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

         Revenues from billing products which involve significant customization of our software to customer specific specifications are recognized in accordance with SOP No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," using contract accounting on a percentage of completion method, over the period from signing of the license through to customer acceptance in accordance with the "input method." The amount of revenue recognized is based on the total license fees under the license agreement and the percentage to completion achieved. The percentage to completion is measured by monitoring progress using records of actual costs incurred to date in the project compared with the total estimated project requirement. Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology and are reviewed and updated regularly by management.

         Where arrangements recognized according to SOP No. 81-1 involve maintenance and support services, revenues are recognized according to Emerging Issues Task Force, or EITF, Issue No. 00-21, "Revenues Arrangements with Multiply Deliveries," or EITF 00-21. According to EITF 00-21, a multiple-element arrangement (an arrangement that involves the delivery or performance of multiple products, services and/or rights to use assets) is separated into more than one unit of accounting, if the functionality of the delivered element is not dependent on the undelivered element, there is VSOE of fair value of the undelivered element and delivery of the delivered element represents the culmination of the earnings process for this element. We have established VSOE for maintenance and support services based on the renewal rate charged when these elements are sold separately and therefore the arrangement consideration is allocated to maintenance and support services based on their relative VSOE.

         After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2005, no such estimated losses were identified.

         Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

         We believe that the use of the percentage of completion method is appropriate as we have the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases we expect to perform our contractual obligations and our licensees are expected to satisfy their obligations under the contract.

         Allowances for Doubtful Accounts.

         We perform ongoing credit evaluations of our customers' financial condition and we require collateral as deemed necessary. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make payments. In judging the adequacy of the allowance for doubtful accounts, we consider multiple factors including the aging of our receivables, historical bad debt experience and the general economic environment. Management applies considerable judgment in assessing the realization of receivables, including assessing the probability of collection and the current credit worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

         Income Taxes

         Estimates and judgments are required in the calculation of certain tax liabilities and in the determination of the recoverability of certain of the deferred tax assets, which arise from net operating losses tax carryforwards and temporary differences between the tax and financial statement recognition of revenue and expense. SFAS No. 109, "Accounting for Income Taxes," also requires that the deferred tax assets be reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods.

         In evaluating our ability to recover our deferred tax assets, in full or in part, we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent fiscal years and our forecast of future taxable income on a jurisdiction by jurisdiction basis. In determining future taxable income, we are responsible for assumptions utilized, including the amount of Israeli and international pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we use to manage the underlying businesses.

         Based on estimates of future taxable profits and losses in certain foreign tax jurisdictions, we determined that a valuation allowance of $2.0 million was required for tax loss carryforwards and other temporary differences as of December 31, 2005. If these estimates prove inaccurate, a change in the valuation allowance could be required in the future.

         Contingencies

         We are involved in legal proceedings and other claims from time to time. We are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for any contingencies are made after careful analysis of each individual claim. The required reserves may change due to future developments in each matter or changes in approach, such as a change in the settlement strategy in dealing with any contingencies, which may result in higher net loss. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material. See "Item 8A. Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings."

         Impairment of long-lived assets

         We review our long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that could indicate an impairment include significant underperformance of the asset as compared to historical or projected future operating results, significant changes in the actual or intended use of the asset, or significant negative industry or economic trends. When we determine that the carrying value of an asset may not be recoverable, the related estimated future undiscounted cash flows expected to result from the use and eventual disposition of the asset are compared to the carrying value of the asset. If the sum of the estimated undiscounted future cash flows is less than the carrying amount, we record an impairment charge based on the difference between the carrying value of the asset and its fair value, which we estimate based on discounted expected future cash flows. In determining whether an asset is impaired, we must make assumptions regarding recoverability of costs, estimated future cash flows from the asset, intended use of the asset and other related factors. If these estimates or their related assumptions change, we may be required to record impairment charges for these assets. As of December 31, 2005, no impairment losses have been identified.

         Goodwill

         Goodwill represents excess of the costs over the net assets of business acquired. Goodwill from acquisitions made prior to July 1, 2001 was amortized until December 31, 2001 by the straight-line method over 10 years. Goodwill acquired in a business combination on or after July 1, 2001 is not amortized.

         Effective January 1, 2002, we adopted SFAS No. 142. SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of our reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, and weighted average cost of capital for each of the reportable units. We have selected September 30 as the date we will perform our annual goodwill impairment tests. The annual goodwill impairment test for 2005 was prepared for us by an independent consulting firm. As of December 31, 2005, no impairment was required. Any changes in our key assumptions could result in an impairment charge and such a change could have a material adverse affect on our financial position and results of operations.

Recently Issued Accounting Standards

         On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 123 (revised 2004), "Share-Based Payment," or SFAS 123(R), which is a revision of SFAS No. 123, "Accounting for Stock Based Compensation," or SFAS 123. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values, while SFAS 123(R) requires all share-based payments to employees to be recognized based on their fair values on the date of grant. SFAS 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard became effective for us commencing January 1, 2006.

         SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

         A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and
(b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

         A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

         We have adopted the modified prospective method of SFAS 123(R).

         Prior to January 1, 2006, as permitted by SFAS 123, we accounted for share-based payments to employees using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," the intrinsic value method. Had we adopted SFAS 123(R) in 2005, the impact of that standard would have increased our net losses by approximately $198,000, as described in the disclosure of pro forma net income (loss) and earnings (losses) per share in our consolidated financial statements.

         In March 2005, the Securities and Exchange Commission, or the SEC, released SEC Staff Accounting Bulletin No. 107, "Share Based Payment," or "SAB 107." SAB 107 provides the SEC's staff position regarding the application of Statement 123(R) and contains interpretive guidance relating to the interaction between Statement 123(R) and certain SEC rules and regulations, and also provides the SEC staff's view regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. We are currently reviewing the effect of SAB 107, however we do not believe that SAB 107 will have a material effect on our financial position, results of operations or cash flows.

         In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154, or SFAS No. 154, "Accounting Changes and Error Corrections," a replacement of APB No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retroactive application to prior periods' financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

         In November 2005, the FASB released FASB Staff Position Nos. FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," or FSP 115-1, which effectively replaces EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." FSP 115-1 contains a three-step model for evaluating impairments and carries forward the disclosure requirements under EITF Issue No. 03-1 with respect to securities in an unrealized loss position. Under the model, any security in an unrealized loss position is considered impaired; an evaluation is made to determine whether the impairment is other-than-temporary; and, if an impairment is considered other-than-temporary, a realized loss is recognized to write the security's cost or amortized cost basis down to fair value. FSP 115-1 references existing other-than-temporary impairment guidance for determining when an impairment is other-than-temporary and clarifies that subsequent to the recognition of an other-than-temporary impairment loss for debt securities, an investor shall account for the security using the constant effective yield method. FSP 115-1 is effective for reporting periods beginning after December 15, 2005, with earlier application permitted. We adopted FSP 115-1 upon issuance. The adoption of FSP 115-1 did not have a material effect on our consolidated financial condition or results of operations.

Results of Operations

         The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

                                                                             Year Ended December 31,
                                                                            ------------------------
                                                                             2003      2004     2005
                                                                            ------    ------   ------
       Revenues
       Product sales...................................................      75.2%     75.1%    66.0%
       Services                                                              24.8      24.9     34.0
                                                                            ------    ------   ------
       Total revenues..................................................     100.0%    100.0%   100.0%
       Cost of revenues
       Product sales...................................................      16.5      25.6     25.7
       Services........................................................       3.5       4.3      7.2
       Total cost of revenues..........................................      20.0      29.9     32.9
       Gross profit....................................................      80.0      70.1     67.1
       Selling and marketing...........................................      42.5      66.9     41.5
       Research and development, net...................................      19.8      25.1     38.0
       General and administrative......................................      19.8      22.3     24.5
                                                                            ------    ------   ------
       Operating loss..................................................      (2.1)    (44.2)   (36.9)
       Financial income, net...........................................       1.4       0.8      0.5
                                                                            ------    ------   ------
       Loss before taxes on income.....................................      (0.7)    (43.4)   (36.4)
       Taxes on income.................................................       2.1       2.8      0.1
                                                                            ------    ------   ------
       Net loss before equity in earnings of affiliate.................      (2.8)    (46.2)   (36.5)
       Equity in earnings of affiliate.................................       3.7       2.4      0.0
                                                                            ------    ------   ------
       Net income (loss)...............................................       0.9%    (43.8)%  (36.5)
                                                                            ======    ======   ======

Years Ended December 31, 2005 and 2004

         Revenues from Products and Services. Revenues consist primarily of software license fees sales, hardware sales and revenues from services, including service bureau, maintenance, training, professional services and support. Revenues increased by 22.8% to $11.56 million in 2005 from $9.41 million in 2004. In 2005, the revenues from our wholly owned U.S. subsidiary, MTS IntegraTRAK, increased by 22% from 2004 and accounted for 52.3% of our total revenues. The increase in revenues in 2005 is primarily attributable to revenues from billing solutions that were based on the technology that we acquired from Teleknowledge and revenues from sales of our new telemanagement solutions. We anticipate that our revenues will slightly increase in 2006.

         Cost of Revenues from Products and Services . Cost of revenues consists primarily of (i) production costs (including hardware, media, packaging, freight and documentation); (ii) certain royalties and licenses payable to third parties (including the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel), (iii) professional services costs; and (iv) warranty and support costs for up to one year for end-users and up to 15 months for our OEM distributors. Cost of revenues increased by 35.1% to $3.80 million in 2005 from $2.81 million in 2004. This increase in cost of revenues in 2005 corresponds with the increase in revenues and is primarily a result of the change in our product mix from "shelf products" to customized telecommunications equipment manufacturer products and billing solutions.

         Research and Development, net. Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities, outsourcing subcontractor development and other related costs, net of grants that were approved by the Office of the Chief Scientist. Research and development costs increased by 86.1% to $4.40 million in 2005 (net of the grant from the Office of the Chief Scientist in the amount of $130,000) from $2.36 million in 2004 (after the capitalization of $386,000 of software development costs). Total research and development expenses increased in 2005 primarily due to the continued integration of Teleknowledge's research and development group, as well as to our continuing investment in product development. We expect that our research and development expenses will remain at the same level in 2006.

         Selling and Marketing. Selling and marketing expenses consist primarily of costs relating to sales representatives and their travel expenses, trade shows and marketing exhibitions, advertising and presales support. Selling and marketing expenses decreased by 23.9% to $4.80 million in 2005 from $6.30 million in 2004. This decrease in selling and marketing expenses in 2005 is primarily attributable to our focus on investing in growth markets and targeted geographic areas, as well as our ability to form partnerships with leading OEMs and vendors for various initiatives.

         General and Administrative. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, professional fees and office maintenance and administrative costs. General and administrative expenses increased by 34.7% to $2.83 million in 2005 from $2.10 million in 2004. This increase in general and administrative expenses in 2005 is primarily attributable to the increase in our overall activity.

         Financial Income, net. Financial income, net consists primarily gains on marketable securities, interest income on bank deposits, bank commissions, bank interest and foreign currency translation adjustments. Financial income, net decreased by 32.1% to $53,000 in 2005 from $78,000 in 2004. In 2005, our interest income was negatively affected by the decrease in our holdings of cash and cash equivalents and by foreign currency translation adjustments expenses. These expenses were offset in part by gains on marketable securities, net in the amount of $81,000.

         Taxes on Income. In 2005, our taxes on income were $10,000 as compared to $266,000 in 2004. Most of our taxes in 2004 were the result of our provision for the Israeli tax authorities' demand for tax payment for the 1997-1999 period. We have made a provision in our financial statements for this tax demand for the amount deemed probable.

         Equity in Results of Affiliate. We recognize income and loss from the operations of our 50%-owned affiliate, Jusan S.A. In 2005 and 2004, we recognized income of $2,000 and $225,000, respectively.

Years Ended December 31, 2004 and 2003

         Revenues. Revenues increased by 2.0% to $9.41 million in 2004 from $9.23 million in 2003. In 2004, the revenues from our wholly owned U.S. subsidiary, MTS IntegraTRAK, increased by 0.7% from 2003 and accounted for 52.6% of our total revenues.

         Cost of Revenues. Cost of revenues increased by 52.2% to $2.81 million in 2004 from $1.85 million in 2003. The increase in cost of revenues in 2004 is principally as a result of the significant number of new employees recruitments in professional services and technical support departments and their travel expenditures.

         Research and Development. Research and development costs increased by 29% to $2.36 million (after the capitalization of $0.4 million of software development costs) from $1.83 million in 2003. Total research and development expenses increased in 2004 primarily due to the increase of our research and development activity including the recruitment of new employees in that department and outsourcing additional subcontractors for development.

         Selling and Marketing. Selling and marketing expenses were $6.30 million in 2004, an increase of approximately 60.9% from $3.92 million in 2003. The increase in selling and marketing expenses in 2004 is primarily attributable to the increase in our personnel globally across our sales division.

         General and Administrative. General and administrative expenses increased by 14.8% to $2.10 million in 2004 from $1.83 million in 2003 as we increased our overall activity.

         Financial Income, Net. Financial income decreased by 37% to $78,000 in 2004 from $130,000 in 2003. During the four years ended December 31, 2004 our interest income was negatively affected by the prevailing low interest rates in both the United States and in Israel and the decrease in the total cash and cash equivalents held by us.

         Taxes on Income. In 2004, our taxes on income were $266,000 as compared to $198,000 in 2003. Most of our taxes in 2004 were the result of our provision for the Israeli tax authorities' demand for tax payment for the 1997-1999 period. Most of our taxes in 2003 were the result of our realization of a deferred tax assets according to our accounting policy. During 2003, we realized a tax benefit of $80,000 from a tax return received from the Spanish tax authorities.

         Equity in Results of Affiliate. We recognize income and loss from the operations of our 50%-owned affiliate, Jusan S.A. In 2004 and 2003, we recognized income of $225,000 and $345,000, respectively.

Quarterly Results of Operations

         The following tables set forth certain unaudited quarterly financial information for the two years ended December 31, 2005. The data has been prepared on a basis consistent with our audited consolidated financial statements included elsewhere in this annual report and include all necessary adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation. The operating results for any quarter are not necessarily indicative of results for any future periods.

                                                                             Three months ended
                                         -----------------------------------------------------------------------------------------
                                                              2004                                          2005
                                         -------------------------------------------    ------------------------------------------
                                         Mar. 31,    Jun. 30,   Sept. 30,   Dec. 31,    Mar. 31,   Jun. 30,   Sept. 30,   Dec. 31,
                                         --------    --------   ---------   --------    --------   --------   ---------   --------
Revenues.............................. $   2,359   $   1,992  $   2,485   $   2,577   $   2,726  $   2,812   $   3,013   $  3,012
Cost of revenues......................       541         506        674       1,093         887      1,006       1,061        848
                                         --------    --------   ---------   --------    --------   --------   ---------   --------
Gross profit..........................     1,818       1,486      1,811       1,484       1,839      1,806       1,952      2,164
                                         --------    --------   ---------   --------    --------   --------   ---------   --------
Selling and marketing.................     1,125       1,397      1,762       2,016       1,527      1,370         984        916
Research and development, net.........       534         569        414         845       1,294      1,030       1,118        953
General and administrative............       397         489        533         682       1,045        677         588        520
Operating expenses....................     2,056       2,455      2,709       3,543       3,866      3,077       2,690      2,389
                                         --------    --------   ---------   --------    --------   --------   ---------   --------
Operating loss........................      (238)       (969)      (898)     (2,059)     (2,027)    (1,271)       (738)      (225)
Financial income (expense), net.......        (4)         (7)        42          47          21         83          (6)       (45)
Other income (loss), net..............         -           -          -           -           -          -          (2)         2
                                         --------    --------   ---------   --------    --------   --------   ---------   --------
Loss before taxes on income...........      (242)       (976)      (856)     (2,012)     (2,006)    (1,188)       (746)      (268)
Taxes on income.......................         -           2          1         263           -          -           -         10
                                         --------    --------   ---------   --------    --------   --------   ---------   --------
Net loss before equity in results of
   affiliate..........................      (242)       (978)      (857)     (2,275)     (2,006)    (1,188)       (746)      (278)
Equity in results of affiliate........        46          49        140         (10)        (28)        39          48        (57)
                                         --------    --------   ---------   --------    --------   --------   ---------   --------
Net loss.............................. $    (196)      $(929)     $(717)  $  (2,285)  $  (2,034) $  (1,149)  $    (698)  $   (335)
                                         ========    ========   =========   ========    ========   ========   =========   ========
Basic and diluted net loss per share.. $   (0.04)     $(0.20)    $(0.15)  $   (0.50)  $   (0.44) $   (0.24)  $   (0.13)  $  (0.06)
Weighted average number of ordinary
   shares used in computing basic and
   diluted net loss per share......... 4,624,804   4,633,471  4,638,004   4,638,004   4,638,004  4,712,561   5,306,565   5,724,504

Revenues..............................     100.0%      100.0%     100.0%      100.0%      100.0%     100.0%      100.0%      100.0%
Cost of revenues......................      22.9        25.4       27.1        42.4        32.5       35.8        35.2        28.2
                                         --------    --------   ---------   --------    --------   --------   ---------   --------
Gross profit..........................      77.1        74.6       72.9        57.6        67.5       64.2        64.8        71.8
                                         --------    --------   ---------   --------    --------   --------   ---------   --------
Selling and marketing.................      47.7        70.1       70.9        78.2        56.0       48.7        32.7        30.4
Research and development, net.........      22.6        28.6       16.7        32.8        47.5       36.6        37.1        31.6
General and administrative............      16.8        24.5       21.4        26.5        38.3       24.1        19.5        17.3
Operating expenses....................      87.2       123.2      109.0       137.5       141.8      109.4        89.3        79.3
                                         --------    --------   ---------   --------    --------   --------   ---------   --------
Operating loss........................     (10.1)      (48.6)     (36.1)      (79.9)      (74.3)     (45.2)      (24.5)       (7.5)
Financial income (expense), net.......      (0.2)       (0.4)       1.7         1.8         0.8        3.0        (0.2)       (1.5)
Other income (loss), net..............       -           -          -           -           -          -          (0.1)        0.1
                                         --------    --------   ---------   --------    --------   --------   ---------   --------
Loss before taxes on income...........     (10.3)      (49.0)     (34.4)      (78.1)      (73.5)     (42.2)      (24.8)       (8.9)
Taxes on income.......................       -           0.1        -          10.2         -          -           -           0.3
                                         --------    --------   ---------   --------    --------   --------   ---------   --------
Net loss before equity in results of
   affiliate..........................     (10.3)      (49.1)     (34.4)      (88.3)      (73.5)     (42.2)      (24.8)       (9.2)
Equity in results of affiliate........       1.9         2.5        5.5        (0.4)       (1.0)       1.4         1.6        (1.9)
                                         --------    --------   ---------   --------    --------   --------   ---------   --------
Net loss..............................      (8.3)%     (46.6)%    (28.9)%     (88.7)%     (74.6)%    (40.8)%     (23.2)%     (11.1)%
                                         ========    ========   =========   ========    ========   ========   =========   ========

Seasonality

         Our operating results are generally not characterized by a seasonal pattern except that our volume of sales in Europe are generally lower in the summer months.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

         The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, companies experience increases in the dollar cost of their operations in Israel. Unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our profitability, as we receive payments in dollars for most of our sales, while we incur a portion of our expenses in NIS.

         In addition, since part of our sales are quoted in NIS and a portion of our expenses are incurred in NIS, our results have in the past been and would in the future be adversely affected by a change in the rate of inflation in Israel when the amount of our revenues in NIS is less than the amount of our expenses in NIS or if such change in the rate of inflation is not offset, or is offset on a lagging basis, by a corresponding devaluation of the NIS against the dollar and other foreign currencies.

         The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

                                                              Israeli inflation
       Year ended     Israeli inflation    NIS devaluation      adjusted for
      December 31,         rate %              rate %           devaluation %
      ------------    -----------------    ---------------    -----------------
          2001              1.4                 9.3                (7.2)
          2002              6.5                 7.3                (0.7)
          2003             (1.9)               (7.6)                6.2
          2004              1.2                (1.6)                2.8
          2005              2.4                 6.8                (4.1)

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

Political Conditions

         Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. These developments have adversely affected the regional peace process, placed the Israeli economy under significant stress, and have negatively influenced Israel's relationship with several Arab countries. In August 2005, Israel evacuated all Israeli settlements in the Gaza Strip and four settlements in the West Bank. In January 2006, Hamas won the elections in the Palestinian Authority and on March 28, 2006, elections to the Israeli parliament were held in Israel. The implications of these developments cannot at this time be foreseen. Any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price.

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

Effective Corporate Tax Rate

         Israeli companies are generally subject to income tax on their taxable income. The applicable rate for 2005 was 34%, which was reduced to 31% in 2006, and will be further reduced to 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

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

B.       LIQUIDITY AND CAPITAL RESOURCES

         On December 31, 2005, we had $3.2 million in cash and cash equivalents, $132,000 in marketable securities and working capital of $2.1 million as compared to $3.8 million in cash and cash equivalents, $1.1 million in marketable securities and working capital of $2.8 million on December 31, 2004. The decrease in working capital in 2005 is primarily due to our cash decrease during the year as a result of losses and research and development expenses associated with the integration of the Teleknowledge activity.

         On August 10, 2005, we raised $2.8 million (before issuance costs) in a private placement of 937,500 ordinary shares to institutional and private investors, including our President, Mr. Eytan Bar. The investors, other than Mr. Bar, paid $3.00 per share for the ordinary shares purchased in the private placement. Mr. Bar purchased 14,000 shares at $3.88 per share, the closing price of our ordinary shares on the day prior to the closing of the private placement. The private placement also involved the acquisition by the investors of warrants to purchase an aggregate of 375,000 ordinary shares at an exercise price of $4.00 per share (subject to anti-dilution adjustments), exercisable from February 10, 2006 until August 10, 2009. Each investor, including Mr. Eytan Bar, received warrants to purchase two ordinary shares for each five ordinary shares purchased. To date, no warrants have been exercised.

         One of the principal factors affecting our working capital is the payment cycle on our sales. Any material change in the current aging of our accounts receivable could have an adverse effect on our working capital.

         Our operations used $4.4 million during the year ended December 31, 2005, compared to $2.6 million that was used during the year ended December 31, 2004. The use of our funds in 2005 was primarily due to our research and development expenses associated with the integration of the Teleknowledge activity, as well as to our continuing investment in product development.

         In December 2000, we publicly announced our stock repurchase program, under which our officers were authorized to repurchase up to 300,000 of our ordinary shares. In May 2003, our Board of Directors increased the number of shares to be repurchased to 600,000 ordinary shares. Through December 31, 2004, we repurchased an aggregate 395,410 ordinary shares, at a total cost of $486,000. We did not continue this program during 2005 and based on our current financial situation, we do not expect to repurchase any shares during 2006. We cancelled 384,610 of the repurchased ordinary shares.

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

C.       RESEARCH AND DEVELOPMENT

         Our product development plans are market-driven and address the major, fast-moving trends that are influencing the telecommunications industry. We intend to expand upon our existing family of telemanagement solutions by adding new features and functions to address evolving market needs. We work closely with our customers and prospective customers to determine their requirements and design enhancements and new releases to meet their needs. Research and development activities take place in our facilities in Israel. Our quality management system has been ISO 9001:2000 certified since the beginning of 2006, and prior thereto was ISO 9001:1994 certified.

         We are evaluating approaches to solutions which will permit an information technology manager to effectively measure the quality of the services received from their service providers and to ensure that the users within the organization received such services according to their needs and the overall policy and priorities of the organization.

         On December 31, 2005, we employed 58 persons in research and development. As part of our product development team, we employ a technical writer who prepares user documentation for our products.

         We have committed substantial financial resources to research and development for our telemanagement and CC&B activities. During 2003, 2004 and 2005, our net research and development expenditures were $1.8 million, $2.4 million and $4.4 million, respectively. In the past, we received funding from the Israeli Ministry of Industry and Trade's Office of the Chief Scientist for selected research and development projects, but we stopped seeking funding for a number of years. In late 2005 and early 2006, we applied to the Office of the Chief Scientist for new grants for our research and development projects. We received an approval for the 2005 application and our two 2006 applications are currently pending.

         Under the terms of research and development grants that we have received from the Office of the Chief Scientist, we are required to pay royalties on the revenues derived from products incorporating know-how developed with such grants and ancillary services in connection therewith, up to 100% to 150% of the dollar-linked value of the total grants, plus interest. We are required to pay royalties at a rate of 3%-5%. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. Since June 1997, we have paid the Office of the Chief Scientist royalties on all call accounting product sales at the applicable rates at the time of payment. See Item 10E. "Additional Information - Taxation - Grants under the Law for the Encouragement of Industrial Research and Development, 1984."

         We have expensed royalties relating to the repayment of the Office of the Chief Scientist grants in the amounts of $146,000, $181,000, and $198,000 for the years ended December 31, 2003, 2004 and 2005, respectively.

         As of December 31, 2005, we had a contingent obligation to pay royalties in the amount of approximately $9.1 million (including a contingent obligation in the amount of $1.7 million relating to royalties from revenues derived from products that we acquired from Teleknowledge that were funded by the Office of the Chief Scientist). The $5.3 million of grants received after January 1999 are subject to interest at a rate equal to the 12 month LIBOR rate.

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

F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

         The following table summarizes our minimum contractual obligations and commercial commitments, including obligations of discontinued operations, as of December 31, 2005 and the effect we expect them to have on our liquidity and cash flow in future periods.

           Contractual Obligations                                       Payments due by Period
----------------------------------------           ---------------------------------------------------------------------
                                                                 less than                                    more than
                                                    Total          1 year        1-3 years      3-5 years      5 years
                                                   ------        -----------     ---------      ---------    -----------
Operating lease obligations.............           $  402         $  384          $  18            --              --
Accrued severance pay*..................           $  713            --              --            --          $  713
Total...................................           $1,115         $  384          $  18            --          $  713

----------

* See Item 6D. "Directors, Senior Management and Employees - Employees."

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

         Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

    Name                                      Age    Position with the Company
    ----                                      ---    ----------------------------------
    Chaim Mer..........................        58    Chairman of the Board
    Eytan Bar..........................        40    President and Chief Executive Officer
    Shlomi Hagai.......................        35    Corporate Chief Operating Officer and Chief Financial Officer
    Hanoch Magid.......................        50    Vice President Sales and Marketing - Europe, Middle East and
                                                     Africa
    Alon Aginsky.......................        43    Director
    Isaac Ben-Bassat...................        52    Director
    Dr. Orna Berry.....................        56    Outside Director
    Dr. Yehoshua Gleitman..............        56    Outside Director
    Steven J. Glusband.................        59    Director
    Yaacov Goldman.....................        51    Director

         Messrs. Mer, Aginsky, Ben-Bassat, Glusband and Goldman will serve as directors until our 2006 Annual General Meeting of Shareholders. Dr. Gleitman and Dr. Berry will serve as outside directors pursuant to the provisions of the Israeli Companies Law for a three-year term until our 2007 annual general meeting of shareholders and January 28, 2008, respectively, following which the service of Dr. Gleitman as an outside director may not be extended and the service of Dr. Berry as an outside director may be renewed for only one additional three-year term.

         Chaim Mer has served as Chairman of our Board of Directors and a director since our inception in December 1995. Mr. Mer has been the Chairman of the Board of Directors of C. Mer Industries Ltd., or C. Mer, a publicly traded company, since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005. Mr. Mer holds a B.Sc. degree in Computer Sciences and Mathematics from the Technion Israel Institute for Technology.

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

         Shlomi Hagai has served as our Corporate Chief Operating Officer and Chief Financial Officer-Israel since March 2005. Prior to that and since 2000, Mr. Hagai served as our financial controller. Prior to joining our company and since 1998, Mr. Hagai served as audit team manager in the Professional Department of Ernst & Young Israel, supervising privately held and publicly traded companies engaged in the hi-technology, industrial, services and infrastructure sectors. Mr. Hagai is a certified public accountant since 1999 and holds a B.A. degree in Business (majoring in accounting) from the College of Management and an LLM degree from Bar-Ilan University.

         Hanoch Magid has served as our Vice President Sales and Marketing - Europe, Middle East and Africa since 2002. Prior to joining our company and since 2001, Mr. Magid served as Vice President of Operating and Professional Services of Xcitel Ltd., a start up company engaged in the field of mobile communication. Prior to that and since 2000, Mr. Magid served as Chief Operating Officer of Cellonet Interactive Mobile Commerce Ltd. From 1992 to 2000, Mr. Magid served in various positions of sales, operating and customer support at Scitex Corporation Ltd. Mr. Magid holds a B.Sc degree in Mechanical Engineering from the Ben Gurion University, Be'er Sheva.

         Alon Aginsky has been a director since June 1996. Since July 2000, Mr. Aginsky has served as President and Chief Executive Officer of cVidya Inc., which is engaged in the development of a service assurance platform for next generation broadband service providers. Mr. Aginsky served as our Vice President Marketing and Sales from October 1996 until April 1999. From April 1999 to July 2000, Mr. Aginsky served as sales manager of C. Mer, when he was appointed Manager of C. Mer. From 1990 until September 1996, Mr. Aginsky served as President of MTS Inc., our U.S.-based marketing subsidiary. Mr. Aginsky holds a B.A. degree in Business Administration from the New York Technology Institute.

         Isaac Ben-Bassat has been a director since our inception in December 1995. Mr. Ben-Bassat has been Executive Vice President and a director of C. Mer Industries Ltd. since 1988. Mr. Ben-Bassat holds a B.Sc. degree in Civil Engineering from the Technion, Israel Institute for Technology.

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

         Dr. Yehoshua Gleitman has served as an outside director since July 2001. Since March 2000, Dr. Gleitman has been Chief Executive Officer of SFKT, a company whose activities include: venture capital management, finance and investments in high-tech and telecommunications. Mr. Gleitman was Chief Executive Officer of Ampal-American Israel Corporation, or Ampal, from May 1997 and Managing Director of Ampal's Israeli wholly owned subsidiaries and head of Ampal's Israeli operations from April 1, 1997 until his resignation in July 1999. From August 1996 until February 1997, Mr. Gleitman was Director General of the Israeli Ministry of Industry and Trade and was Chief Scientist at the Ministry of Industry and Trade of the Government of Israel from January 1993 through February 1997. From 1991 through 1992, Mr. Gleitman was the general manager of AIMS Ltd., and between 1990-1991, he was an advisor in charge of marketing and business for Ashtrom Ltd. Dr. Gleitman holds a Ph.D. and a M.Sc. in Physical Chemistry and a B.Sc. from the Hebrew University of Jerusalem.

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

Mr. Goldman serves as the Professional Secretary of the Peer Review Institute of the Certified Public accountants Institute in Israel. From March 2002 until October 2002, Mr. Goldman served as consultant for Poalim Capital Markets and Investments Ltd. From September 2000 until November 2001, Mr. Goldman served as Managing Director of Argoquest Holdings, LLC, a U.S. based investment company focused on early stage high-tech companies. From November 1981 until August 2000, Mr. Goldman was associated with Kessleman & Kessleman, the Israeli member firm of PricewaterhouseCoopers, and was a Partner and Senior Partner at such firm from January 1991 through August 2000. Mr. Goldman is a Certified Public Accountant (Israel) since 1981 and holds a B.A. degree in Economics and Accounting from Tel Aviv University.

B.       COMPENSATION


         The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2005.

                                                                                         Pension,
                                                              Salaries, fees,         retirement and
                                                          commissions and bonuses    similar benefits
                                                          -----------------------    ----------------
         All directors and executive officers as a group .....   $1,073,308              $178, 504

         All our executive officers work full time for us. Mr. Chaim Mer, the Chairman of our Board of Directors, devotes approximately 20% of his time to the management of our company in consideration of which we pay him a monthly salary of $7,000 per month (as approved by our Audit Committee and Board of Directors on November 8, 1999). We provide automobiles to our executive officers at our expense.

         During the year ended December 31, 2005, we paid to each of our directors an annual fee of approximately $8,400 and a per meeting attendance fee of $300, except for Mr. Yaacov Goldman, an independent director and our financial expert, to whom we paid an annual fee of approximately $16,800 and a per meeting attendance fee of $400.

         As of December 31, 2005, our directors and executive officers as a group, then consisting of sixteen persons, held options to purchase an aggregate 169,375 ordinary shares, having exercise prices ranging from $0.93 to $3.49 The options vest over a four-year period. Of such options, options to purchase 159,375 ordinary shares were granted under our 2003 Israeli Share Option Plan (of which, options to purchase 10,000 ordinary shares will expire in September 2006, options to purchase 141,875 ordinary shares will expire in December 2008, options to purchase 3,750 ordinary shares will expire in August 2009, options to purchase 1,250 ordinary shares will expire in February 2010, options to purchase 1,250 ordinary shares will expire in May 2010 and options to purchase 1,250 ordinary shares will expire in September 2010) and options to purchase 10,000 ordinary shares were granted under our 1996 Stock Option Plan (all of which will expire in December 2008). See Item 6.E., "Directors, Senior Management and Employees - Share Ownership - Stock Option Plans."

C.       BOARD PRACTICES

Election of Directors

         Our Articles of Association provide for a Board of Directors consisting of up to ten members or such other number as may be determined from time to time at a general meeting of shareholders. Our Board of Directors is currently composed of seven directors.

         Pursuant to our articles of association, all of our directors (except the outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office. All of our current directors (except our outside directors) were elected by our shareholders at our annual general meeting of shareholders of July 2005.

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

Outside and Independent Directors

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

         According to a March 2005 amendment to the Israeli Companies Law, effective as of January 2006, at least one of the outside directors must be an accounting and financial expert and the other outside directors must be professional experts, as such terms are defined by regulations promulgated under the Israeli Companies Law. This requirement does not apply to outside directors appointed prior to the March 2005 amendment, however a company can not renew the appointment of any such outside director for an additional term unless the outside director is (i) an accounting and financial expert or (ii) a professional expert and at the time the appointment is to be renewed, an outside director who is an accounting and financial expert serves on the board of directors and such other number of directors who are accounting and financial experts serve on the board of directors as determined by the board of directors of the company.

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

         In addition, the NASDAQ Marketplace Rules require that a majority of our board of directors qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and our audit committee must have at least three members and be comprised only of independent directors each of whom satisfies the respective "independence" requirements of the Securities and Exchange Commission and NASDAQ.

         Our Board of Directors has determined that Dr. Yehoshua Gleitman and Dr. Orna Berry both qualify as independent directors under the Securities and Exchange Commission and NASDAQ requirements and as outside directors under the Israeli Companies Law requirements. Our Board of Directors has further determined that Messrs. Alon Aginsky and Yaacov Goldman both qualify as independent directors under the Securities and Exchange Commission and NASDAQ Stock Market requirements

Audit Committee

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

         Our audit committee consists of four members of our Board of Directors who satisfy the respective "independence" requirements of the Securities and Exchange Commission, NASDAQ and Israeli Law for audit committee members. Our audit committee is currently composed of Dr. Yehoshua Gleitman, Dr. Orna Berry and Messrs. Alon Aginsky and Yaacov Goldman. Our Board of Directors has determined that Mr. Goldman qualifies as a financial expert. The audit committee meets at least once each quarter.

Internal Audit

         The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Israeli Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice. Mr. Shaul Sofer, Certified Public Accountant (Israel), serves as our internal auditor.

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

         Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our board of directors, and the compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders, in that order.

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

Exculpation, Indemnification and Insurance of Directors and Officers

         Exculpation of Office Holders. Israeli law allows a company, if permitted by its articles of association, to exculpate an office holder in advance, in whole or in part, from liability for damages sustained by a breach of duty of care to the company, except with respect to a breach of his or her duty of care in the event of distributions.

         Office Holders' Insurance. Israeli law provides that a company may, if permitted by its articles of association, enter into a contract to insure its office holders for liabilities incurred by the office holder with a respect to an act performed in his or her capacity as an office holder, as a result of: (i) the breach of his or her duty of care to the company or another person; (ii) a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that the act would not prejudice the company's interests; and (iii) a financial liability imposed upon the office in favor of another person.

         Indemnification of Office Holders. Under Israeli law a company may, if permitted by its articles of association, indemnify an office holder for acts performed by the office holder in such capacity for (a) monetary liability imposed upon the office holder in favor of another person pursuant to a court judgment, including a settlement or an arbitration award approved by a court;
(b) reasonable litigation expenses, including attorney's fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any financial liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a financial liability was imposed on him or her in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and (c) reasonable litigation expenses, including attorneys' fees, actually incurred by the office holder or imposed upon the office holder by a court: (i) in an action, suit or proceeding brought against the office holder by or on behalf of the company or another person, (ii) in connection with a criminal action in which the office holder was acquitted, or (iii) in connection with a criminal action in which the office holder was convicted of a crime that does not require proof of criminal intent.

         Israeli law provides that a company's articles of association may permit the company to (a) indemnify an office holder retroactively, following a determination to this effect made by the company after the occurrence of the event in respect of which the office holder will be indemnified; and (b) undertake in advance to indemnify an office holder, except that with respect to a financial liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of occurrences, which, in the opinion of the company's board of directors, are, at the time of the undertaking, foreseeable due to the company's activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances.

         Limitations on Exculpation, Insurance and Indemnification. These provisions are specifically limited in their scope by Israeli law, which provides that a company may not indemnify an office holder, nor exculpate an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability, incurred as a result of certain improper actions.

         The term "office holder" of a company includes a director, general manager or chief executive officer, a vice president or any officer who reports directly to the general manager or chief executive officer of a company and any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title.

         Pursuant to the Israeli Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, our office holders must be approved by our audit committee and our board of directors and, if the office holder is a director, also by our shareholders.

         Our Articles of Association allow us to insure, indemnify and exempt our office holders, subject to the provisions of the Israeli Companies Law. We maintain a directors' and officers' liability insurance policy with a per claim and aggregate coverage limit of $5 million, including legal costs incurred in Israel. In addition, our Audit Committee, Board of Directors and shareholders resolved to indemnify our office holders, pursuant to a standard indemnification agreement that provides for indemnification of an office holder in an amount up to $3 million.

NASDAQ Marketplace Rules and Home Country Practices

         Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350, without the need to seek individual exemptions from NASDAQ. A foreign private issuer that elects to follow a home country practice instead of any of such provisions of Rule 4350, must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.

         On June 21, 2005, we provided NASDAQ with a notice of non-compliance with Rule 4350 with respect to the requirements regarding the directors nominations process. Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders. See above in this Item 6C. "Directors, Senior Management and Employees - Board Practices - Election of Directors."

D.       EMPLOYEES

         On December 31, 2005, we and our consolidated subsidiaries employed 124 persons, of which 58 persons were employed in research and development, 30 in training and technical support, 18 in marketing and sales and 18 in operations and administration. As of December 31, 2005, 85 of our employees were located in Israel, 23 of our employees were located in the United States, 5 of our employees were located in Hong Kong, 1 of our employees was located in Holland and 10 of our employees were located in Brazil.

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

         Cost of living adjustments of employees' wages are determined on a nationwide basis and are legally binding. Under the current inflation rates, these adjustments compensate employees for approximately 40% of the change in the cost of living, with certain lag factors in implementation. Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is similar to the United States Social Security Administration. In 2005, payments to the National Insurance Institute amounted to approximately 14.5% of wages, of which approximately two-thirds was contributed by employees with the balance contributed by the employer.

         Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. We partly satisfy this obligation by contributing approximately 8.3% of between 80%-100% of the employee's annual gross salary to a fund known as "Managers' Insurance" or to pension fund. This fund provides a combination of savings plans, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and a severance payment, if legally entitled, upon termination of employment. The remaining part of this obligation is presented in our balance sheet as the difference between the "accrued severance pay" and "severance pay fund."

E.       SHARE OWNERSHIP

         The following table sets forth certain information as of March 28, 2006 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers.

                                       Number of           Percentage of
                                    Ordinary Shares         Outstanding
    Name                         Beneficially Owned(1)   Ordinary Shares(2)
    ----                         ---------------------   -----------------
Chaim Mer.................          2,009,954   (3)            34.87%
Eytan Bar ................            160,225   (4)             2.50%
Shlomi Hagai..............              2,500   (4)              *
Hanoch Magid..............             10,000   (4)              *
Alon Aginsky..............             16,918                    *
Isaac Ben-Bassat..........            689,214   (5)            11.96%
Dr. Orna Berry............                 --                    --
Dr. Yehoshua Gleitman.....                 --                    --
Steven J. Glusband........             11,000   (6)              *
Yaacov Goldman............               --                      --

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

(2) The percentages shown are based on 5,763,845 ordinary shares (excluding 10,800 ordinary shares held in treasury) issued and outstanding as of March 28, 2006.

(3) Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the holders of 253,821 ordinary shares, and are the beneficial owners of 1,744,453 ordinary shares through their controlling interest in Mer Ofekim Ltd., 11,539 ordinary shares through their controlling interest in Mer Services Ltd., 95 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd. and 46 ordinary shares through their controlling interest in C. Mer Industries Ltd.

(4)   Subject to currently exercisable stock options.

(5) Includes 630,045 ordinary shares held by Ron Dan Investments Ltd., a corporation controlled by Mr. Ben-Bassat.

(6) Includes 10,000 ordinary shares subject to currently exercisable stock options.

Stock Option Plans

1996 Stock Option Plan

         Under our 1996 Stock Option Plan, as amended, or the 1996 Plan, options to purchase up to 400,000 ordinary shares may be granted to our employees, management, officers and directors or those of our subsidiaries. Any options which are canceled or forfeited within the option period will become available for future grants. The 1996 Plan will terminate on May 31, 2006, unless earlier terminated by the Board of Directors.

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

         During 2005, options to purchase 55,000 ordinary shares were granted under our 1996 Plan, with an average exercise price of $3.55, and options to purchase 3,000 ordinary shares were exercised into ordinary shares. At December 31, 2005, options to purchase 58,500 ordinary shares were outstanding under the 1996 Plan, exercisable at an average exercise price of $3.44 per share.

1996 Section 102 Stock Option Plan

         In 1996, we adopted a Section 102 Stock Option Plan, as amended, or the 1996 102 Plan, providing for the grant of options to our Israeli employees, management, officers and directors or those of our subsidiaries. The 1996 102 Plan was adopted pursuant to Section 102 of the Israeli Income Tax Ordinance [New Version] - 1961, or Section 102, and provided recipients with tax advantages under the Israeli Income Tax Ordinance. As of January 1, 2003,
Section 102 was amended, pursuant to which certain new tax advantages are afforded with respect to option grants to employees and directors. In order to enable employees and directors to benefit from such tax advantages with respect to future grants of options and issuance of shares upon exercise thereof, such grants have to be performed under a share option plan that is adjusted to the amended Section 102, and therefore we adopted our 2003 Israeli Share Option Plan. We do not intend to grant any more options under the 1996 102 Plan and the ordinary shares that remained available for grant under the 1996 102 Plan were rolled-over into our 2003 Israeli Share Option Plan for issuance thereunder.

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

         During 2005, no options were granted under the 1996 102 Plan and options to purchase 145,000 ordinary shares were exercised. At December 31, 2005, options to purchase 30,000 ordinary shares were outstanding under the 1996 102 Plan, exercisable at an average exercise price of $1.18 per share.

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

         During 2005, options to purchase an aggregate of 390,000 ordinary shares were granted under the 2003 Plan at an average exercise price of $3.50 per share and 10,000 options were exercised into ordinary shares. At December 31, 2005, options to purchase 717,000 ordinary shares were outstanding under the 2003 Plan, exercisable at an average exercise price of $2.72 per share.

Warrants

         On February 7, 2001, we issued a five-year warrant to purchase 25,000 of our ordinary shares to Investec Bank (Mauritius) Ltd. in connection with certain financial services performed on our behalf. The warrant had an exercise price of $4.95 per ordinary share for shares purchased until February 2004, and from thereafter until February 2006, the exercise price is $5.625 per ordinary share. Such warrant expired in February 2006.

         On August 3, 2005, we issued a warrant to purchase 37,000 ordinary shares to Mr. Avraham Ziv in connection with financial services that he provided to our company. The warrant has an exercise price of $4.00 per share, subject to anti-dilution adjustments, and is exercisable from February 3, 2006 until August 3, 2009. Mr. Ziv has provided financial services to us from to time during the last five years.

         In connection with our August 2005 private placement to institutional and private investors, we issued to the investors warrants to purchase an aggregate 375,000 ordinary shares at an exercise price of $4.00 per share (subject to anti-dilution adjustments), exercisable from February 10, 2006 until August 10, 2009.

         On December 7, 2005, we issued a one-year warrant to purchase 100,000 ordinary shares to one of our consultants in connection with certain business development services performed on our behalf. The warrant has an exercise price of $3.12 per share (subject to anti-dilution adjustments) and is exercisable from the date of grant until December 7, 2006.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         The following table sets forth certain information as of March 28, 2006 regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

                                        Number of               Percentage of
                              Ordinary Shares Beneficially       Outstanding
Name                                    Owned(1)              Ordinary Shares(2)
----                          ----------------------------    ------------------

Chaim Mer and Dora Mer.....             2,009,954 (3)               34.87%
Isaac Ben-Bassat...........               689,214 (4)               11.96%

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

(2) The percentages shown are based on 5,763,845 ordinary shares (excluding 10,800 ordinary shares held in treasury) issued and outstanding as of March 28, 2005.

(3) Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the holders of 253,821 ordinary shares, and are the beneficial owners of 1,744,453 ordinary shares through their controlling interest in Mer Ofekim Ltd., 11,539 ordinary shares through their controlling interest in Mer Services Ltd., 95 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd. and 46ordinary shares through their controlling interest in C. Mer Industries Ltd.

(4) Includes 630,045 ordinary shares held by Ron Dan Investments Ltd., a corporation controlled by Mr. Ben-Bassat.

Major Shareholders Voting Rights

         Our major shareholders do not have different voting rights.

Record Holders

         Based on a review of the information provided to us by our transfer agent, as of March 29, 2006, there were 47 holders of record of our ordinary shares, of which seven record holders holding approximately 39.77% of our ordinary shares had registered addresses in the United States and 40 record holders holding approximately 60.23% of our ordinary shares had registered addresses in Israel. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 39.72% of our outstanding ordinary shares as of such date).

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

         On August 10, 2005, we entered into definitive agreements with institutional and private investors, including our President, Mr. Eytan Bar, for a private placement of ordinary shares and warrants to purchase ordinary shares that raised $2.8 million. Pursuant to the agreements, the investors, other than our President, Mr. Eytan Bar, paid $3.00 per share for the aggregate 937,500 ordinary shares issued in the private placement. Mr. Bar purchased 14,000 shares at $3.88 per share, the closing price of our ordinary shares on the day prior to the closing of the private placement. The private placement also involved the acquisition by the investors of warrants to purchase an aggregate 375,000 additional ordinary shares at an exercise price of $4.00 per share (subject to anti-dilution adjustments), exercisable from February 10, 2006 until August 10, 2009. Each investor, including Mr. Eytan Bar, received warrants to purchase two ordinary shares for each five ordinary shares purchased.

         Mr. Isaac Ben-Bassat, a director and one of our major shareholders, receives an annual fee of approximately $8,400 and a per meeting attendance fee of $300 in connection with his service as a director of our company. See Item. 6B. "Directors and Senior Management - Compensation."

C.       INTERESTS OF EXPERTS AND COUNSEL

         Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

         See the consolidated financial statements, including the notes thereto, and the exhibits listed in Item 19 hereof and incorporated herein by this reference.

Export Sales

         See Note 16 of our Consolidated Financial Statements.

Legal Proceedings

         On April 18, 2005, Amdocs (Israel) Ltd. and Amdocs Ltd. filed a complaint in the Tel Aviv District Court naming our company, our chief executive officer and others as defendants (Civil File No. 32419-05/05). The complaint alleges, among other things, that professional and commercial information belonging to the plaintiffs was transferred to the defendants for use in our company's activity. The plaintiffs are seeking an injunction prohibiting the defendants from making any use of the information and trade secrets that were allegedly transferred, and mandatory injunctions requiring the return of any such information and the payment of estimated damages of NIS 14,775,000 (approximately US$3.2 million). On June 27, 2005, we and the other defendants filed a statement of defense, claiming that the factual and legal allegations made by the plaintiffs have no basis and the causes of action and relief requested are without merit. Since such time, there have been no further developments in connection with this claim. Due to the preliminary stage of this litigation proceeding, we and our legal advisors cannot currently assess the outcome or possible adverse effect on our financial position or results of operations.

         In April 2000, the tax authorities in Israel issued to us a demand for a tax payment in the amount of approximately NIS 6.0 million (approximately $1.3 million) for the 1997-1999 period. We have appealed to the Israeli district court in respect of this tax demand. We believe that certain defenses can be raised against the demand of the tax authorities. We have made a provision in our financial statements for this tax demand for the amount deemed probable, based on the current evidence, which we believe is adequate. We believe that the outcome of this matter will not have a material adverse effect on our financial position or results of operations.

         On November 22, 2005, we received a letter from one of our customer's legal counsel alleging, among other things, that we materially breached an agreement relating to our billing solutions that we entered into with the customer on March 9, 2005, as subsequently amended on June 6, 2005. The customer is seeking full repayment of the amounts that were paid by him under the agreement in the amount of approximately $100,000, plus interest and indemnification for damages that he claims to have suffered as a result of our alleged breach. On February 19, 2006, we submitted a response letter to the customer in which we denied these allegations and claimed that the customer's refusal to fulfill his contractual undertakings constitute a breach of the agreement and entitles us to remedies under applicable law.

         Other than the above, we are not involved in any legal proceedings nor are we subject to any threatened litigation that are material to our business or financial condition.

Dividend Distribution Policy

         We have never paid cash dividends to our shareholders. We intend to retain future earnings for use in our business and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. Any future dividend policy will be determined by our Board of Directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions as the Board of Directors may deem relevant.

         According to the Israeli Companies Law, a company may distribute dividends out of its profits (as such term is defined in the Israeli Companies
Law), provided that there is no reasonable concern that payment of the dividend will prevent the company from satisfying all its current and foreseeable obligations, as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, at the company's request, provided that there is no reasonable concern that payment of the dividend will prevent the company from satisfying its current and foreseeable obligations, as they become due. In the event cash dividends are declared, such dividends will be paid in NIS.

B.       SIGNIFICANT CHANGES

         Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2005.

ITEM 9.  THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS

Annual Stock Information

         The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

            Year                             High          Low
            ----                             ----          ---
            2005........................    $4. 23       $3. 01
            2004........................    $4. 00       $1. 90
            2003........................    $3. 56       $0. 87
            2002........................    $1. 65       $0. 75
            2001........................    $4. 50       $0. 99

Quarterly Stock Information

         The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

                                             High          Low
                                            -----          ---
            2004
            ----
            First Quarter................   $4. 00       $2. 99
            Second Quarter...............   $3. 62       $2. 61
            Third Quarter................   $2. 71       $1. 90
            Fourth Quarter...............   $3. 33       $2. 08

            2005
            ----
            First Quarter................   $4. 00       $3. 15
            Second Quarter...............   $3. 83       $3. 10
            Third Quarter................   $4. 23       $3. 01
            Fourth Quarter...............   $3. 98       $3. 05

Monthly Stock Information

         The following table sets forth, for each of the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

            Month                            High             Low
            -----                            ----             ---
            September 2005...............   $3. 89          $3. 75
            October 2005.................   $3. 98          $3. 05
            November 2005................   $3. 40          $3. 08
            December 2005................   $3. 50          $3. 07
            January 2006.................   $3. 50          $3. 19
            February 2006................   $3. 50          $3. 12
            March 2006 (until 29)........   $3. 45          $3. 12

B.       PLAN OF DISTRIBUTION

         Not applicable.

C.       MARKETS

         Our ordinary shares were listed on the NASDAQ National Market in connection with our initial public offering on May 21, 1997. On December 23, 1998, the listing of our ordinary shares was transferred to the NASDAQ Capital Market (symbol: MTSL).

D.       SELLING SHAREHOLDERS

         Not applicable.

E.       DILUTION

         Not applicable.

F.       EXPENSE OF THE ISSUE

         Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.       SHARE CAPITAL

         Not applicable.

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

         Set out below is a description of certain provisions of our Articles of Association and of the Israeli Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Articles of Association, which are incorporated by reference as exhibits to this Annual Report, and to Israeli law.

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

         The rights attached to the ordinary shares are as follows:

         Dividend rights. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law. Our Articles of Association provide that the declaration of a dividend requires approval by an ordinary resolution of the shareholders, which may decrease but not increase the amount proposed by the board of directors. See Item 8A. "Financial Information - Consolidated and Other Financial Information - Dividend Distribution Policy." If after one year a dividend has been declared and it is still unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed. We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

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

         Pursuant to our articles of association, our directors (other than outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. For information regarding the election of outside directors, see Item 6C. "Directors, Senior Management and Employees - Board Practices - Election of Directors."

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

C.       MATERIAL CONTRACTS

         On August 10, 2005, we entered into definitive agreements with institutional and private investors, including our President, Mr. Eytan Bar, for a private placement of ordinary shares and warrants to purchase ordinary shares that raised $2.8 million. Pursuant to the agreements, the investors, other than Mr. Bar, paid $3.00 per share for the aggregate 937,500 ordinary shares issued in the private placement. Mr. Bar purchased 14,000 shares at $3.88 per share, the closing price of our ordinary shares on the day prior to the closing of the private placement. The private placement also involved the acquisition by the investors of warrants to purchase an aggregate 375,000 additional ordinary shares at an exercise price of $4.00 per share (subject to anti-dilution adjustments), exercisable from February 10, 2006 until August 10, 2009. Each investor, including Mr. Eytan Bar, received warrants to purchase two ordinary shares for each five ordinary shares purchased. To date, no warrants have been exercised.

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

ISRAELI TAX CONSIDERATIONS

         The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of the material Israeli tax consequences to purchasers of our ordinary shares and Israeli government programs benefiting us. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law.

General Corporate Tax Structure

         Israeli companies are subject to "Company Tax" on their worldwide income. The applicable rate for 2005 was 34%. The rate was reduced to 31% in 2006, and will be further reduced to 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company, which derives income from an approved enterprise (as further discussed below), may be considerably less.

Controlled Foreign Companies

         Under the controlled foreign companies rules an Israeli company may become subject to Israeli taxes (as deemed dividends) on non-distributed profits of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains) and if the taxes imposed outside of Israel are no more than 20% of the profits.

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

                                                          The company
         For a company with foreign investment of         tax rate is
         -----------------------------------------        -----------
         over 25% but less than 49%                            25%
         49% or more but less than 74%..........               20%
         74% or more but less than 90%..........               15%
         90% or more............................               10%

         In addition, the dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises income (15%), if the dividend, deriving from the approved enterprises, is distributed during the tax benefit period or within 12 years thereafter, yet, no time limit is applicable to dividends from a foreign investment company. The company must withhold this tax at source, regardless of whether the dividend is converted into foreign currency. However, if retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the company, the company would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%). Our company is not obliged to distribute exempt retained profits under the alternative track of benefits, and may generally decide from which source of income to declare dividends. We intend to reinvest any income derived from our approved enterprise programs and not to distribute such income as a dividend.

         We have been granted approved enterprise status with respect to several investment programs and chose the alternative track with respect to each of these programs. See Item 5A. "Operating and Financial Review and Prospects - Operating Results - Effective Corporate Tax Rate."

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

         Recent Amendment of the Investments Law

         A recent amendment to the Investments Law, which came into effect on April 1, 2005, has changed certain provisions of such law, including the criteria for investments qualified to receive tax benefits under such law. An eligible investment program under the amendment will qualify for benefits as a "Privileged Enterprise" (rather than the previous terminology of Approved Enterprise). As a result of the amendment, a company is no longer obliged to acquire approved enterprise status in order to receive the tax benefits previously available under the alternative benefits track, and therefore there is no need to apply to the Investment Center for this purpose (however, approved enterprise status remains mandatory for companies seeking grants). Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the amendment. Companies may also approach the Israeli Tax Authority for a pre-ruling regarding its eligibility for benefits under the amendment. The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime will apply only to new investment programs.

         Tax benefits are available under the April 2005 amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, a company must make an investment in the Privileged Enterprise exceeding a minimum amount specified in the Investment Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Privileged Enterprise, referred to as the Year of Election. Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered a Privileged Enterprise and the company's effective tax rate will be the result of a weighted combination of the applicable rates. In such case, the minimum investment required in order to qualify as a Privileged Enterprise is required to exceed a certain percentage of the company's production assets before the expansion.

Tax Benefits for Research and Development

         Israeli tax law allows, under specified conditions, a tax deduction for expenditures, including capital expenditures, in the year incurred relating to scientific research and development projects, if the expenditures are approved by the relevant Israeli Government ministry, determined by the field of research, and the research and development is for the promotion of the company and is carried out by or on behalf of the company seeking such deduction. However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved are deductible over a three-year period.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

         Under the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, Industrial Companies are entitled to certain corporate tax benefits, including, among others:

         o deduction, under certain conditions, of purchases of know-how and patents over an eight-year period for tax purposes;

         o right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies;

         o     accelerated depreciation rates on equipment and buildings; and

         o deductions over a three-year period of expenses involved with the issuance and listing of shares on the Tel Aviv Stock Exchange or, on or after January 1, 2003, on a recognized stock market outside of Israel.

         Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. Under the Industry Encouragement Law, an "Industrial Company" is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, capital gains, interest and dividends, is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined as an enterprise owned by an Industrial Company, whose major activity in a given tax year is industrial production activity.

         We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law. No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

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

         Under the Research Law, research and development programs which meet specified criteria and are approved by a research committee of the Office of the Chief Scientist are eligible for grants of up to 50% of certain of the project's approved expenditure, as determined by the research committee.

         In exchange, the recipient of such grants is required to pay the Office of the Chief Scientist royalties from the revenues derived from products incorporating technology developed within the framework of the approved research and development program or derived from such program (including ancillary services in connection with such program), usually up to100% of the U.S. dollar-linked value of the total grants received in respect of such program, plus LIBOR interest.

         The terms of the Israeli Government participation generally requires that the products developed with such grants be manufactured in Israel. However, under regulations promulgated under the Research Law, upon the approval of the Chief Scientist, some of the manufacturing volume may be performed outside Israel, provided that the grant recipient pays royalties at an increased rate. The Research Law also allows for the approval of grants in cases in which the applicant declares that part or all of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that this is essential for the execution of the program. The Research Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the prior approval of the research committee. The Research Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel. No approval is required for the sale or export of any products resulting from such research and development.

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

         In the past, we received funding from the Office of the Chief Scientist for selected research and development projects, but we stopped seeking funding for a number of years. In 2005, we received the approval of the Office of the Chief Scientist for a new research and development grant in the amount of $130,000 and in 2006, we submitted two additional grant applications that are currently pending. See Item 5C. "Operating and Financial Review and Prospects - Research and Development, Patents and Licenses" for additional details on the grants that we have received and our contingent liability to the Office of the Chief Scientist.

Special Provisions Relating to Taxation under Inflationary

         The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features, which are material to us, can be summarized as follows:

         o There is a special tax adjustment for the preservation of equity whereby some corporate assets are classified broadly into fixed assets and non-fixed assets. Where a company's equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company's equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

         o Subject to specific limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

Capital Gains Tax on Sales of Our Ordinary Shares

         As of January 1, 2003, when the recent Israeli tax reform came into effect, individuals and companies on which the provisions of the Income Tax Law (Inflationary Adjustments), 1985 are not imposed, are subject to a 15% tax rate on the real capital gains derived on or after January 1, 2003 from the sale of shares in Israeli companies publicly traded on a recognized stock exchange outside of Israel.

         Under a recent amendment to the Israeli Income Tax Ordinance, which is retroactively effective as of January 1, 2003, individual shareholders are subject to a 20% tax rate on the real capital gains derived on or after January 1, 2003 from the sale of shares made on or after January 1 2006. However, substantial individual shareholders (who are defined as shareholders of 10% or more of the shares of the company on the date of the sale of the shares or any date during the 12 months before the sale of the shares) are subject to a 25% tax rate on the real capital gains derived on or after January 1, 2003 from the sale of shares made on or after January 1 2006. Companies on which the provisions of the Income Tax Law (Inflationary Adjustments), 1985 were not imposed before January 1, 2006 are subject to 25% tax rate on real capital gains derived on or after January 1, 2003 from the sale of shares made on or after January 1 2006. Companies on which the provisions of the Income Tax Law (Inflationary Adjustments), 1985 were imposed before January 1, 2006 are subject to regular corporate tax rate on real capital gains derived on the sale of shares.

         This will be the case so long as our securities remain listed on NASDAQ or traded on a stock exchange in Israel or another country.

         Under income tax regulations non-Israeli residents, who sell shares of an Israeli company publicly traded on a recognized stock exchange outside of Israel, will be exempt from tax subject to the satisfaction of both of the following conditions:

         o The capital gain is not attributable to a permanent establishment in Israel; and

         o The shares were purchased after the first initial public offering on the recognized stock exchange outside of Israel.

         Pursuant to the convention between the governments of the United States of America and Israel with respect to taxes on income, as amended, referred to as the Treaty, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the Treaty and who is entitled to claim the benefits afforded to such person by the Treaty generally will not be subject to the Israeli capital gains tax unless such U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to particular conditions. A sale, exchange or disposition of ordinary shares by such a U.S. resident who holds, directly or indirectly, shares representing 10% or more of our voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under such U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. laws applicable to foreign tax credits. The Treaty does not relate to U.S. state or local taxes.

Taxation of Non-Resident Holders of Shares

         Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends after January 1, 2006 other than bonus shares or stock dividends, income tax at the rate of 20% will be withheld on dividends distributed to Israeli individual shareholders or to a Non-resident.

         However, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%.

         The foregoing tax rates are withheld at source, unless a different rate is provided by a treaty between Israel and the shareholder's country of residence. (For instance under the provisions of the treaty between Israel and the United States 12.5% tax rate is imposed on dividends not generated by an approved enterprise if the non-resident is a U.S. corporation that holds 10% of a company's voting power, and 15% on dividends generated by an approved enterprise. In addition under the Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident within the meaning of the Treaty will be 25%).

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

Stamp Duty

         The Israeli Stamp Duty on Documents Law, 1961, or the Stamp Duty Law, provides that any document (or part thereof) that is signed in Israel or that is signed outside of Israel and refers to an asset or other item in Israel or to an action that is executed or will be executed in Israel, is subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. However, it has been common practice in Israel not to pay such stamp duty unless a document is filed with a governmental authority. An amendment to the Stamp Duty Law that came into effect on June 1, 2003 introduced several exemptions together with transitional orders and determined, among other things, that stamp duty on most agreements shall be paid by the parties that signed such agreement, jointly or severally, or by the party that undertook under such agreement to pay the stamp duty. Following this amendment, the Israeli tax authorities have approached many companies in Israel and requested disclosure of all agreements signed by such companies after June 1, 2003, with the aim of collecting stamp duty on such agreements. The legitimacy of the amendment to the Stamp Duty Law and of the subsequent actions by the Israeli tax authorities are currently under the review of the Israeli Supreme Court of Justice.

         During 2005, the acting Prime Minister and Israeli Minister of Finance announced that payment of stamp duty on agreements signed after January 1, 2006 will not be required.

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

         Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on the day of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

         Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit purposes. U.S. Holders should note that recently enacted legislation eliminates the "financial services income" category with respect to taxable years beginning after December 31, 2006. Under this legislation, the foreign tax credit limitation categories will be limited to "passive category income" and "general category income." A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

         Subject to certain limitations, "qualified dividend income" received by a noncorporate U.S. Holder through 2008 will be subject to tax at a reduced maximum tax rate of 15 percent. The rate reduction does not apply to dividends received from passive foreign investment companies, see discussion below. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the "Treaty") or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

         An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares. Passive Foreign Investment Companies

         There is a substantial risk that we are a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. Holders of our ordinary shares and may cause a reduction in the value of such shares.

         For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our relatively substantial cash position at the time, we believe that we were a PFIC in certain periods in the past under a literal application of the asset test described above, which looks solely to the market value. We do not believe that we were a PFIC in 2005.

         If we are a PFIC, dividends will not qualify for the reduced maximum tax rate, applicable to qualified dividend income, discussed above, and, unless you timely elect to "mark-to-market" your ordinary shares, as described below:

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

         If we cease to be a PFIC in a future year, a U.S. Holder may avoid the continued application of the tax treatment described above by electing to be treated as if it sold its ordinary shares on the last day of the last taxable year in which we were a PFIC. Any gain would be recognized and subject to tax under the rules described above. Loss would not be recognized. A U.S. Holder's basis in its ordinary shares would be increased by the amount of gain, if any, recognized on the sale. A U.S. Holder would be required to treat its holding period for its ordinary shares as beginning on the day following the last day of the last taxable year in which we were a PFIC.

         If the ordinary shares are considered "marketable stock" and if you elect to "mark-to-market" your ordinary shares, you would not be subject to the rules described above. Instead, you will generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss (to the extent of net mark-to-market gains) on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss. Loss on a disposition, to the extent in excess of net mark-to-market gains, would be treated as capital loss. Gain or loss from the disposition of ordinary shares (as to which a "mark-to-market" election was made) in a year in which we are no longer a PFIC will be capital gain or loss. Loss on a disposition, to the extent in excess of net mark-to-market gains, would be treated as capital loss. Our ordinary shares should be considered "marketable stock" if they traded at least 15 days during each calendar quarter of the relevant calendar year in more than de minimis quantities.

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

         This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms: 100 F Street, N.E., Room 1580, Washington, D.C. 20549; and on the Securities and Exchange Commission Internet site (http://www.sec.gov) and on our website www.mtsint.com. You may obtain information on the operation of the Securities and Exchange Commission's public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by visiting the Securities and Exchange Commission's website at http://www.sec.gov, and may obtain copies of our filings from the public reference room by calling
(202) 551-8090. The Exchange Act file number for our Securities and Exchange Commission filings is 0-28950.

         The documents concerning our company referred to in this annual report may also be inspected at our offices located at 22 Zarhin Street, Ra<180>anana 43662, Israel.

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

Interest Rate Risk

         Our exposure to market risk for changes in interest rates relates primarily to our short term deposits. Our short term deposits are held in dollars and bear annual interest of 3.5% to 4.5%, which is based upon the London Inter Bank Offered Rate (LIBOR). We place our short term deposits with major financial center U.S. banks. For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our short term deposits. The potential loss to us over one year that would result from a hypothetical change of 10% in the LIBOR rate would be approximately $20,000.

Foreign Currency Exchange Risk

         We have operations in several countries in connection with the sale of our products. A substantial portion of our sales and expenditures are denominated in dollars. We have mitigated, and expect to continue to mitigate, a portion of our foreign currency exposure through salaries, marketing and support operations in which all costs are local currency based. As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the Euro and NIS). A hypothetical 10% movement in foreign currency rates (primarily the Euro and NIS) against the dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in expected 2006 sales revenues of $200,000.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                     PART II


ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

         Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by our company in reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information was made known to them by others within the company, as appropriate to allow timely decisions regarding required disclosure.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

         Our board of directors has determined that Mr. Yaacov Goldman, an independent director, meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

Fees Paid to Independent Public Accountants

         The following table sets forth, for each of the years indicated, the fees paid to our principal independent registered public accounting firm. All of such fees were pre-approved in advance by our Audit Committee.

                                          Year Ended December 31,
                                         -------------------------
                                          2005              2004
                                         -------           -------
              Services Rendered           Fees              Fees
        ----------------------------     --------          -------
        Audit (1).................       $123,162          $60,195
        Audit-related(2)..........          7,500               --
        Tax (3)...................         19,537           11,000
        Other (4).................          1,734            7,841
                                         --------          -------
        Total ....................       $151,933          $79,036

--------------
(1) Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent registered public accounting firm can reasonably provide.

(2) Audit-related fees relate to services provided in connection with the filing of an amendment to our Annual Report on Form 20-F, on Form 20-F/A, for the year ended December 31, 2004.

(3) Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.

(4) Other fees relate to services provided by our principal independent registered public accounting firm other than services covered by above categories.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING REQUIREMENTS AND S
          TANDARDS FOR AUDIT COMMITTEE

         Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND
          AFFILIATES AND PURCHASERS

Issuer Purchase of Equity Securities

         None.

                                    PART III


ITEM 17. FINANCIAL STATEMENTS

         We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

Consolidated Financial Statements of Mer Telemanagement Solutions Ltd.

Consolidated Financial Statements of Mer Telemanagement Solutions Ltd.

         Index to Consolidated Financial Statements ........................................F-1

         Report of Independent Registered Public Accounting Firm............................F-2

         Consolidated Balance Sheets........................................................F-3 - F-4

         Consolidated Statements of Operations..............................................F-5

         Consolidated Statements of Changes in Shareholders' Equity.........................F-6

         Consolidated Statements of Cash Flows..............................................F-7 - F-8

         Notes to Consolidated Financial Statements.........................................F-9 - F-40

Financial Statements of Jusan, S.A. as of December 31, 2004 and 2005 and for the three years ended December 31, 2005

         Index to Financial Statements of Jusan, S.A........................................F-41

         Report of Independent Registered Public Accounting Firm............................F-42

         Balance Sheets.....................................................................F-43

         Statements of Income...............................................................F-44

         Statements of Changes in Shareholders' Equity......................................F-45

         Statements of Cash Flows...........................................................F-46

         Notes to Financial Statements......................................................F-47

ITEM 19. EXHIBITS

         Index to Exhibits

         Exhibit  Description

         1.1      Memorandum of Association of the Registrant (1)

         1.2      Articles of Association of the Registrant (1)

         2.1      Specimen of Ordinary Share Certificate (1)

         4.1      1996 Employee Stock Option Plan (1)

         4.2      Section 102 Stock Option Plan (1)

         4.3      2003 Israeli Share Option Plan (2)

         4.4 Asset Purchase Agreement dated December 30, 2004 among the Registrant and Teleknowledge Group Ltd. (3)

         4.5 Securities Purchase Agreement dated August 10, 2005 among the Registrant and the Investors therein (4)

         4.6      Form of Warrant (5)

         4.7      Registration Rights Agreement dated August 10, 2005 (6)

         4.8      Form of Warrant issued to Mr. Avi Ziv (7)

         8.1      List of Subsidiaries of the Registrant

         11.1     Code of Ethics (8)

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

          15.1 Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global

          15.2    Consent of BDO Audiberia Auditores, S.L.

          -----------------
          (1) Filed as an exhibit to the Registrant's Registration Statement on Form F-1, registration number 333-05814, filed with the Securities and Exchange Commission, and incorporated herein by reference.

          (2) Filed as Exhibit 10.3 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.

          (3) Filed as Exhibit 4.1 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2004, and incorporated herein by reference.

          (4) Filed as Item 1 to the Registrant's Report on Form 6-K for the month of August 2005 filed on August 19, 2005, and incorporated herein by reference.

          (5) Filed as Item 3 to the Registrant's Report on Form 6-K for the month of August 2005 filed on August 19, 2005, and incorporated herein by reference.

          (6) Filed as Item 2 to the Registrant's Report on Form 6-K for the month of August 2005 filed on August 19, 2005, and incorporated herein by reference.

          (7) Filed as Exhibit 4.6 to the Registrant's Registration Statement on Form F-3, registration number 333-128225, and incorporated herein by reference.

          (8) Filed as Exhibit 14.1 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.

             MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2005


                            U.S. DOLLARS IN THOUSANDS




                                      INDEX


                                                                   Page
                                                                 ---------

Report of Independent Registered Public Accounting Firm             F-2

Consolidated Balance Sheets                                       F-3 - F-4

Consolidated Statements of Operations                               F-5

Consolidated Statements of Changes in Shareholders' Equity          F-6

Consolidated Statements of Cash Flows                             F-7 - F-8

Notes to Consolidated Financial Statements                        F-9 - F-40




                               - - - - - - - - - -

[LOGO of ERNST & YOUNG]


                 |X| Kost Forer Gabbay & Kasierer   |X| Phone: 972-3-6232525
                     3 Aminadav St.                     Fax:   972-3-5622555
                     Tel-Aviv 67067, Israel




             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             To the Shareholders of

                        MER TELEMANAGEMENT SOLUTIONS LTD.


       We have audited the accompanying consolidated balance sheets of Mer Telemanagement Solutions Ltd. ("the Company") and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Jusan SA, a 50% owned affiliate for the years ended December 31, 2004 and 2005, in which the Company's investments totaled $ 2,119 thousand and $ 1,615 thousand as of December 31, 2004 and 2005, respectively and the Company's equity in its revenues in 2004 and 2005 constitutes $ 225 thousand and $ 2 thousand, respectively . Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to amounts emanating from the financial statements of such investee companies, is based solely on the reports of the other auditors.


       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.


        In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.



                                             /s/ KOST FORER GABBAY AND KASIERER
Tel-Aviv, Israel                                KOST FORER GABBAY & KASIERER
February 7, 2006                              A Member of Ernst & Young Global

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                                    December 31,
                                                                                 -----------------
                                                                                  2004      2005
                                                                                 -------   -------
    ASSETS
                                CURRENT ASSETS:
  Cash and cash equivalents                                                      $ 3,814   $ 3,191
  Marketable securities (Note 3)                                                   1,057       132
  Trade receivables (net of allowance for doubtful accounts of $ 370 and $ 402
    at December 31, 2004 and 2005, respectively)                                   1,348     1,895
  Unbilled receivables                                                                --       104
  Other accounts receivable and prepaid expenses (Note 4)                            391       491
  Inventories (Note 5)                                                               178       181
                                                                                 -------   -------

Total current assets                                                               6,788     5,994
-----                                                                            -------   -------

LONG-TERM ASSETS:
  Investments in an affiliate (Note 6)                                             2,119     1,615
  Long-term loans, net of current maturities (Note 7)                                 45         3
  Severance pay fund                                                                 535       478
  Other investments (Note 8)                                                         373       347
                                                                                 -------   -------

Total long-term assets                                                             3,072     2,443
-----
                                                                                 -------   -------

PROPERTY AND EQUIPMENT, NET (Note 9)                                                 581       571
                                                                                 -------   -------

OTHER ASSETS:
  Goodwill (Note 10a)                                                              3,415     3,700
  Other intangible assets, net (Note 10b)                                          1,394       993
  Deferred income taxes (Note 13)                                                     73       115
                                                                                 -------   -------

Total other assets                                                                 4,882     4,808
-----                                                                            -------   -------

Total assets                                                                     $15,323   $13,816
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

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

                                                                                   December 31,
                                                                               --------------------
                                                                                 2004        2005
                                                                               --------    --------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                                               $    719    $    735
  Accrued expenses and other liabilities (Note 11)                                2,042       2,306
  Deferred revenues                                                               1,254         888
                                                                               --------    --------

Total current liabilities                                                         4,015       3,929
-----                                                                          --------    --------

LONG-TERM LIABILITIES:
  Accrued severance pay                                                             651         713
                                                                               --------    --------

Total long-term liabilities                                                         651         713
-----                                                                          --------    --------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)

SHAREHOLDERS' EQUITY (Note 15):
  Share capital -
    Ordinary shares of NIS 0.01 par value - Authorized: 12,000,000 shares at
      December 31, 2004 and 2005; Issued: 4,648,804 and 5,744,304 shares at
      December 31, 2004 and 2005, respectively; Outstanding: 4,638,004 and
      5,733,504 shares at December 31, 2004 and 2005, respectively                   14          17
  Additional paid-in capital                                                     12,879      15,966
  Treasury shares (10,800 Ordinary shares at December 31, 2004 and 2005)            (29)        (29)
  Deferred stock compensation                                                      (208)       (142)
  Accumulated other comprehensive income (loss)                                     348         (75)
  Accumulated deficit                                                            (2,347)     (6,563)
                                                                               --------    --------

Total shareholders' equity                                                       10,657       9,174
-----                                                                          --------    --------

Total liabilities and shareholders' equity                                     $ 15,323    $ 13,816
-----                                                                          ========    ========

The accompanying notes are an integral part of the consolidated financial statements.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)



                                                                        Year ended December 31,
                                                               -----------------------------------------
                                                                  2003           2004            2005
                                                               -----------    -----------    -----------
Revenues (Note 16):
  Product sales                                                $     6,944    $     7,070    $     7,628
  Services                                                           2,286          2,343          3,935
                                                               -----------    -----------    -----------

Total revenues                                                       9,230          9,413         11,563
-----                                                          -----------    -----------    -----------

Cost of revenues:
  Product sales                                                      1,523          2,407          2,968
  Services                                                             326            407            834
                                                               -----------    -----------    -----------

Total cost of revenues                                               1,849          2,814          3,802
-----                                                          -----------    -----------    -----------

Gross profit                                                         7,381          6,599          7,761
                                                               -----------    -----------    -----------

Operating expenses:
  Research and development, net                                      1,825          2,362          4,395
  Selling and marketing                                              3,916          6,300          4,797
  General and administrative                                         1,830          2,101          2,830
                                                               -----------    -----------    -----------

Total operating expenses                                             7,571         10,763         12,022
-----                                                          -----------    -----------    -----------

Operating loss                                                        (190)        (4,164)        (4,261)
Financial income, net                                                  131             78             53
                                                               -----------    -----------    -----------

Loss before taxes on income                                            (60)        (4,086)        (4,208)
Taxes on income (Note 13)                                              198            266             10
                                                               -----------    -----------    -----------

Loss before equity in earnings of affiliate                           (258)        (4,352)        (4,218)
Equity in earnings of affiliate                                        345            225              2
                                                               -----------    -----------    -----------

Net income (loss)                                              $        87    $    (4,127)   $    (4,216)
                                                               ===========    ===========    ===========

Net earnings (loss) per share:

Basic and diluted net earnings (loss) per Ordinary share       $      0.02    $     (0.89)   $     (0.83)
                                                               ===========    ===========    ===========


Weighted average number of Ordinary shares used in computing
   basic net earnings (loss) per share                           4,617,099      4,634,413      5,092,117
                                                               ===========    ===========    ===========

Weighted average number of Ordinary shares used in computing
   diluted net earnings (loss) per share                         4,628,249      4,634,413      5,092,117
                                                               ===========    ===========    ===========

The accompanying notes are an integral part of the consolidated financial statements.

                                                                                  MER TELEMANAGEMENT SOLUTIONS LTD.
                                                                                               AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands


                                                      Share capital         Additional                  Deferred
                                               ---------------------------   paid-in      Treasury        stock
                                                   Number       Amount       capital       shares      compensation
                                               -------------  ------------  ----------  -----------  --------------
 Balance as of January 1, 2003                    4,621,648    $        15  $  12,846    $    (330)    $          -
   Exercise of options                              133,333         *)   -          -            -                -
   Employee stock based compensation                      -              -        223            -             (223)
   Amortization of deferred stock compensation            -              -          -            -              213
   Retirement of treasury shares                   (130,510)            (1)      (456)         457                -
   Purchase of treasury shares                            -              -          -         (147)               -
   Other comprehensive income:
     Unrealized gains on available-for-sale
       marketable securities, net                         -              -          -            -                -
     Foreign currency translation adjustments             -              -          -            -                -
     Loss from cash flows hedging transaction             -              -          -            -                -

   Total other comprehensive income
   Net income                                             -              -          -            -                -
                                               -------------  ------------  ----------  -----------  --------------
   Total comprehensive income

 Balance as of December 31, 2003                  4,624,471             14     12,613          (20)             (10)
   Exercise of options                               17,333         *)   -          2            -                -
   Employee stock based compensation                      -              -        264            -             (264)
   Amortization of deferred stock compensation            -              -          -            -               66
   Purchase of treasury shares                       (3,800)             -          -           (9)               -
   Other comprehensive loss:
     Unrealized gains on available-for-sale
       marketable securities, net                         -              -          -            -                -
     Foreign currency translation adjustments             -              -          -            -                -
     Gain from cash flows hedging transaction             -              -          -            -                -

   Total other comprehensive loss                         -
   Net loss                                               -              -          -            -                -
                                               -------------  ------------  ----------  -----------  --------------
   Total comprehensive loss

 Balance as of December 31, 2004                  4,638,004             14     12,879          (29)            (208)
   Issuance of shares, net                          937,500              2      2,623            -                -
   Exercise of options                              158,000              1        308            -                -
   Stock based compensation related to
   warrants issued to non employees                       -              -        156            -                -
   Amortization of deferred stock compensation            -              -          -            -               66
   Other comprehensive loss:
     Unrealized losses on available-for-sale
       marketable securities, net                         -              -          -            -                -
     Foreign currency translation adjustments             -              -          -            -                -

   Total other comprehensive loss
   Net loss                                               -              -          -            -                -
                                               -------------  ------------  ----------  -----------  --------------
   Total comprehensive loss

 Balance as of December 31, 2005                  5,733,504    $        17  $  15,966    $     (29)    $       (142)
                                               =============  ============  ==========  ===========  ==============

 Accumulated unrealized gains from available-for-sale
   marketable securities
 Accumulated foreign currency translation adjustments


                                                         Accumulated
                                                            other        Accumulated       Total           Total
                                                         comprehensive     earnings     comprehensive   shareholders'
                                                         income (loss)     deficit)     income (loss)     equity
                                                       ---------------  ------------   --------------   -------------
 Balance as of January 1, 2003                           $        (211)  $     1,693                    $      14,013
   Exercise of options                                               -             -                           *)   -
   Employee stock based compensation                                 -             -                                -
   Amortization of deferred stock compensation                       -             -                              213
   Retirement of treasury shares                                     -             -                                -
   Purchase of treasury shares                                       -             -                             (147)
   Other comprehensive income:
     Unrealized gains on available-for-sale
       marketable securities, net                                  109             -    $        109              109
     Foreign currency translation adjustments                      196             -             196              196
     Loss from cash flows hedging transaction                       (7)            -              (7)              (7)
                                                                                        ------------
   Total other comprehensive income                                                              298
   Net income                                                        -            87              87               87
                                                        --------------  ------------   --------------   -------------
   Total comprehensive income                                                           $        385
                                                                                        ============
 Balance as of December 31, 2003                                    87         1,780                           14,464
   Exercise of options                                               -             -                                2
   Employee stock based compensation                                 -             -                                -
   Amortization of deferred stock compensation                       -             -                               66
   Purchase of treasury shares                                       -             -                               (9)
   Other comprehensive loss:
     Unrealized gains on available-for-sale
       marketable securities, net                                   83             -    $         83               83
     Foreign currency translation adjustments                      171             -             171              171
     Gain from cash flows hedging transaction                        7             -               7                7
                                                                                        ------------
   Total other comprehensive loss                                                                261
   Net loss                                                          -        (4,127)         (4,127)          (4,127)
                                                        --------------  ------------    -------------   -------------
   Total comprehensive loss                                                             $     (3,866)
                                                                                        ============
 Balance as of December 31, 2004                                   348        (2,347)                          10,657
   Issuance of shares, net                                           -             -                            2,625
   Exercise of options                                               -             -                              309
   Stock based compensation related to
   warrants issued to non employees                                  -             -                              156
   Amortization of deferred stock compensation                       -             -                              66
   Other comprehensive loss:
     Unrealized losses on available-for-sale
       marketable securities, net                                  (76)            -    $        (76)             (76)
     Foreign currency translation adjustments                     (347)            -            (347)            (347)
                                                                                        ------------
   Total other comprehensive loss                                                               (423)
   Net loss                                                          -        (4,216)         (4,216)          (4,216)
                                                        --------------  ------------    -------------   -------------
   Total comprehensive loss                                                             $     (4,639)
                                                                                        ============
 Balance as of December 31, 2005                         $         (75)  $    (6,563)                   $       9,174
                                                        ==============  ============                    =============

 Accumulated unrealized gains from available-for-sale    $          10
   marketable securities
 Accumulated foreign currency translation adjustments              (85)
                                                         -------------
                                                         $         (75)
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

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                              Year ended December 31,
                                                                           -----------------------------
                                                                            2003       2004       2005
                                                                           -------    -------    -------
Cash flows from operating activities:
-------------------------------------
  Net income (loss)                                                        $    87    $(4,127)   $(4,216)
  Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
    Gains on sale of available-for-sale marketable securities                   (6)        --        (77)
    Loss on sale of property and equipment                                      39          1         --
    Impairment of other investments                                             --         --         27
    Equity in earnings of affiliate                                           (345)      (225)        (2)
    Depreciation and amortization                                              401        399        655
    Deferred income taxes, net                                                  23         33         10
    Employee stock-based compensation                                          213         66         66
    Stock based compensation related to warrants issued to non employees        --         --        156
    Accrued severance pay, net                                                 (47)         2        119
    Decrease (increase) in trade receivables and unbilled receivables         (132)       144       (672)
    Decrease (increase) in other accounts receivable and prepaid
      expenses                                                                 (89)       175        (99)
    Decrease (increase) in inventories                                          47         15         (3)
    Increase in trade payables                                                  43        326         16
    Increase (decrease) in accrued expenses and other liabilities              (99)       611        (46)
    Increase (decrease) in deferred revenues                                    35        (41)      (366)
    Increase in related parties, net                                            51         20         15
    Others                                                                      (7)        --         --
                                                                           -------    -------    -------

Net cash provided by (used in) operating activities                            163     (2,621)    (4,417)
                                                                           -------    -------    -------

Cash flows from investing activities:
-------------------------------------
  Proceeds from sale of property and equipment                                   5         22          7
  Purchase of property and equipment                                          (171)      (293)      (251)
  Capitalization of research and development costs                              --       (386)        --
  Investment in lease deposits                                                  --         (5)       (26)
  Investment in available-for-sale marketable securities                      (969)      (220)      (163)
  Proceeds from sale of available-for-sale marketable securities               318        891      1,089
  Proceeds from redemption of held-to-maturity marketable securities           275         --         --
  Acquisition of certain assets and liabilities of Teleknowledge (a)            --     (2,445)       (21)
  Dividend from an affiliate                                                   100        136        195
  Others                                                                        16         50         63
                                                                           -------    -------    -------

Net cash provided by (used in) investing activities                           (375)    (2,230)       893
                                                                           -------    -------    -------

The accompanying notes are an integral part of the consolidated financial statements.
                                      F-7

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                                   Year ended December 31,
                                                                                -----------------------------
                                                                                 2003       2004       2005
                                                                                -------    -------    -------
 Cash flows from financing activities:
 -------------------------------------
   Repayment of long-term loans                                                      (8)        (8)        --
   Proceeds from issuance of shares and warrants, net                                --         --      2,625
   Proceeds from exercise of options and warrants                                *)  --          2        281
   Purchase of treasury shares                                                     (147)        (9)        --
                                                                                -------    -------    -------

 Net cash provided by (used in) financing activities                               (155)       (15)     2,906
                                                                                -------    -------    -------

 Effect of exchange rate changes on cash and cash equivalents                       (11)        (4)        (5)
                                                                                -------    -------    -------

 Decrease in cash and cash equivalents                                             (378)    (4,870)      (623)
 Cash and cash equivalents at the beginning of the year                           9,062      8,684      3,814
                                                                                -------    -------    -------

 Cash and cash equivalents at the end of the year                               $ 8,684    $ 3,814    $ 3,191
                                                                                =======    =======    =======

 Supplemental disclosure of cash flows activities:
 -------------------------------------------------
   Cash paid during the year for:

     Interest                                                                   $     1    $     1    $     3
                                                                                =======    =======    =======

     Income taxes                                                               $    49    $    25    $    17
                                                                                =======    =======    =======

 (a)   In conjunction with the acquisition, the fair values of assets acquired and liabilities assumed at the date of acquisition were as follows (see Note 1c):
          -------------------------------------------------------------------
          Working capital (excluding cash and cash equivalents)                            $    24    $    --
          Estimated fair value of assets acquired and liabilities
            assumed at the acquisition date:
          Property and equipment                                                                40         --
          Goodwill                                                                           1,391         21
          Developed technology                                                                 690         --
          Customer relationship                                                                300         --
                                                                                           -------    -------

                                                                                           $ 2,445    $    21
                                                                                           =======    =======
 (b)   Supplemental disclosure of non-cash activities:
       -----------------------------------------------
          Earnout in respect of Teleknowledge acquisition                       $    --    $    --    $   264
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


NOTE 1:-    GENERAL

            a. Mer Telemanagement Solutions Ltd. ("the Company" or "MTS") was incorporated on December 27, 1995. MTS and its subsidiaries ("the Group") design, develop, market and support a comprehensive line of telecommunication management and customer care & billing ("CC&B") solutions that enable business organizations and other enterprises to improve the efficiency and performance of all IP operations, and reduce associated costs. The Group products include call accounting and management products, fault management systems and web based management solutions for converged voice, voice over Internet Protocol, IP data and video and CC&B solutions. As for MTS's subsidiaries, see Note 18.

            b. MTS's products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, and to detect and prevent abuse and misuse of telephone networks including fault telecommunication usage.

                  The Group markets its products worldwide through distributors, business telephone switching systems manufacturers and vendors and its direct sales force. Several international private automatic branch exchange ("PBX") manufacturers market the Group's products as part of their PBX selling efforts or on an Original Equipment Manufacturer ("OEM") basis. The Group is highly dependent upon the active marketing and distribution of its OEM's. If the Group is unable to effectively manage and maintain a relationship with its OEM or any event negatively affecting such dealer's financial condition, could cause a material adverse effect on the Group's results of operations and financial position. In 2003, 2004 and 2005, one major customer generated 40%, 38% and 36% of the Group's revenues, respectively.

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

                  MTS's shares are listed for trade on the Nasdaq Capital
                  Market.

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

                  1. An initial consideration of $ 2,374 in cash.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 1:-    GENERAL (Cont.)

            2. Additional contingent consideration of up to an amount of $ 3,650, based on post acquisition revenue performance (calculated as 10% of renewal maintenance fees and 20% of all other revenues from sales which included Teleknowledge products), over a period of three years. Such payments will be recorded as additional goodwill, during the contingency period, when actual revenue performance will be evaluated (see
                  Note 10a). In 2005, an additional consideration of $285K was recorded, in accordance with the agreement.

            3.    In addition, the Company incurred transaction costs totaling $
                  71.

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

            Based upon a valuation of the tangible and intangible assets acquired and the liabilities assumed, the Company has allocated the total cost of the acquisition to Teleknowledge's net assets at the date of acquisition, as follows:


            Trade receivables                                      $   100
            Property and equipment                                      40
            Intangible assets:
            Developed technology (four-year useful life)               690
            Customer relationship (six-year useful life)               300
            Goodwill                                                 1,676
                                                                   --------

            Total assets acquired                                    2,806
            Liabilities assumed - Deferred revenues                    (76)
                                                                   --------

            Net assets acquired                                    $ 2,730
                                                                   ========

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

                                                                     Year ended December 31,
                                                                     -----------------------
                                                                        2003         2004
                                                                     ---------   -----------
 Revenues                                                            $  10,128   $    10,542
                                                                     =========   ===========

 Net loss from continuing operations                                 $ (10,247)  $ *)(4,931)
                                                                     =========   ===========
 Basic and diluted net loss per share for continuing operations      $   (2.22)  $     (1.06)
                                                                     =========   ===========
Weighted average number of Ordinary shares in computation of basic
   and diluted net loss per share                                    4,617,099     4,634,413
                                                                     =========   ===========

*) Net of capital gain from sale of Teleknowledge to MTS.

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES

            The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

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

            b.    Financial statements in U.S. dollars:

                  The majority of the revenues of the Company and certain of its subsidiaries are generated in or linked to the U.S. dollar ("dollar"). In addition, a substantial portion of the Company's and certain of its subsidiaries' costs is incurred in dollars. Company's management believes that the dollar is the currency of the primary economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

                  Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with SFAS No. 52, "Foreign Currency Translation". All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate. Foreign currency translation differences for the years ended December 31, 2003, 2004 and 2005, were $ (11), $ 19 and $ (11)
                  respectively, and recorded financial income (expenses).

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

                  For those foreign subsidiaries and affiliates, whose functional currency has been determined to be their local currency, assets and liabilities are translated at the year end exchange rates and statements of operations items are translated at the average exchange rate prevailing during the period. The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income
                  (loss) in shareholders' equity.

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

                  As of December 31, 2005 and 2004, all marketable securities were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income
                  (loss), a separate component of shareholders' equity, net of taxes. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

            f.    Inventories:

                  Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories and for market prices lower than cost. Cost is determined as follows: raw materials - using the "first in, first out" method. Finished products are recorded on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            g.    Investments in an affiliate:

                  In these financial statements, the affiliated company is Jusan S.A., a company held at a rate of 50% (which is not a subsidiary), where the Company can exercise significant influence over the operating and financial policy of the affiliate.

                  The investment in the affiliate is accounted for by the equity method, in accordance with Accounting Principle Board Opinion No.18, "The Equity Method of Accounting for Investments in Common Stock", ("APB No.18"). Profits on intercompany sales, not realized through sales to third parties, were eliminated. The excess of the purchase price over the fair value of net tangible assets acquired has been attributed to goodwill.

                  Goodwill is reviewed annually (or more frequently if circumstances indicate impairment has occurred) for impairment in accordance with the provisions of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142").

                  Under APB 18, an impairment of value of an investment accounted for under the equity method, which is other than a temporary decline, should be recognized as a realized loss, establishing a new carrying value for the investment. Factors the Company considers in making this evaluation include: the length of time and the extent to which the market value has been lower than cost, the financial condition and near-term prospects of the issuer, including cash flows of the investee and any specific events which may influence the operations of the issuer and the intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value. A current fair value of an investment that is less than its carrying amount may indicate an impairment of value of the investment. No impairment losses were recorded during 2005.

            h.    Investment in other companies:

                  The investment in these companies is stated at cost, since the Group does not have the ability to exercise significant influence over operating and financial policies of those investments. The Company's investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with APB No.18. As of December 31, 2005, based on management's most recent analyses, impairment losses in the amount of $ 27 have been identified and recorded.

            i.    Property and equipment:

                  Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, over the estimated useful lives of the assets, at the following annual depreciation rates:

                                                                    %
                                                         -----------------------
                  Computers and peripheral equipment               33
                  Office furniture and equipment                 6 - 20
                  Motor vehicles                                   15
                  Leasehold improvements                 Shorter of useful life
                                                              or lease term

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            j.    Impairment of long-lived assets:

                  The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2005, no impairment losses have been identified.

            k.    Goodwill:

                  Goodwill represents excess of costs over the fair value of net assets of business acquired. Under SFAS 142, goodwill acquired in a business combination on or after July 1, 2001 is not amortized. FAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units. As of December 31, 2005 no impairment losses have been identified (see also Note 10a).

            l.    Intangible assets:

                  Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS 142. Developed technology is amortized over a weighted average of four years and customer relationship is amortized over a period of six years. As for capitalized software costs, see n below.

            m.    Revenue recognition:

                  The Company generates revenues mainly from licensing the rights to use its software products. In 2005, pursuant to the acquisition of Teleknowledge, the Company began generating revenues also from billing software license that require significant customization. The Company also generates revenues from rendering maintenance, service bureau, support and training. The Company sells its products directly to end-users and indirectly through resellers and OEM's (who are considered end users).

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

                  Revenues from billing products which involve significant customization of the Company's software to customer specific specifications are recognized in accordance with Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts", using contract accounting on a percentage of completion method, over the period from signing of the license through to customer acceptance in accordance with the "Input Method". The amount of revenue recognized is based on the total arrangement and the percentage to completion achieved. The percentage to completion is measured by monitoring progress using records of actual costs incurred to date in the project compared with the total estimated project requirement. Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology and are reviewed and updated regularly by management.

                  After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. In the years ended December 31, 2003, 2004 and 2005, the Company recognized revenues in accordance with SOP 81-1 in the amount of $0, $0 and $ 1,118, respectively, included as part of product sales in the Company's statement of operations. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2005, no such estimated losses were identified.

                  Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

                  The Company believes that the use of the percentage of completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases the Company expects to perform its contractual obligations and its licensees are expected to satisfy their obligations under the contract.

                  Where arrangements recognized according to SOP 81-1 involve maintenance and support services, revenues are recognized according to Emerging Issues Task Force ("EITF"), Issue No. 00-21 "Revenue Arrangement with Multiple Deliverables" ("EITF 00-21").

                  According to EITF 00-21 a multiple-element arrangement (an arrangement that involves the delivery or performance of multiple products, services and/or rights to use assets) is separated into more than one unit of accounting, if the functionality of the delivered element is not dependent on the undelivered element, there is vendor-specific objective evidence (VSOE) of fair value of the undelivered element and delivery of the delivered element(s) represents the culmination of the earnings process for this element. The Company has established VSOE for maintenance and support services based on the renewal rate charged when these elements are sold separately and therefore, the arrangement consideration is allocated to maintenance and support services based on their relative VSOE.

                  SOP 97-2 specifies that extended payment terms in a licensing arrangement may indicate that the license fees are not deemed to be fixed or determinable. If the fee is not fixed or determinable, or if collection is not considered probable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met. SOP 97-2 specifies that if a company has a standard business practice of using extended payment terms in licensing arrangements and has a history of successfully collecting the license fees under the original terms of the licensing arrangement without making concessions, the company should recognize the license fees when all other SOP 92-7 revenue recognition criteria are met. The Company has concluded that for certain arrangements with extended payment terms, the "fixed or determinable" presumption has been overcome and license fees have been recognized upon meeting the remaining SOP 97-2 revenue recognition criteria.

                  Revenues from maintenance and support services are recognized over the term of the maintenance and support agreement on a straight line basis.

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


NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            n.    Research and development costs:

                  Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No. 86"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's and its subsidiaries' product development process, technological feasibility is established upon completion of a working model.

                  Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred, net of grants received from the Office of the Chief Scientist of Israel's Ministry of Industry, Trade and Labor (see Note 12b).

                  Significant costs incurred by the Company and its subsidiaries between completion of the working model and the point at which the product is ready for general release, have been capitalized.

                  Capitalized software costs are amortized by the greater of the amount computed using the: 1) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or 2) the straight-line method over the estimated useful life of the product (three years). The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. Based on its most recent analyses, management believes that no impairment of capitalized software development costs exists as of December 31, 2005.

            o.    Government grants:

                  Royalty-bearing grants from the Government of Israel for funding certain approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and recorded as a deduction of research and development costs. Research and development grants amounted $ 0, $ 0 and $ 130 in 2003, 2004 and 2005, respectively. Total royalties accrued or paid amounted to $ 146, $ 181 and $ 198 in 2003, 2004 and 2005, respectively and were recorded as part of the cost of goods sold.

            p.    Income taxes:

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

                  The fair value for options granted in 2003, 2004 and 2005 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

                                                    Year ended December 31,
                                                   -------------------------
                                                    2003      2004     2005
                                                   ------    ------    -----

                  Dividend                             0%        0%       0%
                  Average risk-free interest rates     2%        2%     3.9%
                  Average expected life (in years)   2.5       2.2      4.0
                  Volatility                        71.8%     71.8%    56.9%

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

                  Pro forma information under SFAS No. 123, is as follows:

                                                       Year ended December 31,
                                                  -----------------------------
                                                   2003       2004        2005
                                                  -------    -------    -------
Net income (loss) available to Ordinary shares,   $    87    $(4,127)   $(4,216)
  as reported
Add: Stock-based employee compensation -
  intrinsic value                                     213         66         66
Deduct: Stock-based compensation expense
  determined under fair value method for all
  awards, net of related tax effect                  (346)      (274)      (264)
                                                  -------    -------    -------

Pro forma net loss                                $   (46)   $(4,335)   $(4,414)
                                                  =======    =======    =======

Basic and diluted net earnings (loss) per
  share, as reported                              $  0.02    $ (0.89)   $ (0.83)
                                                  =======    =======    =======

Basic and diluted net loss per share, pro forma   $    --    $ (0.94)   $ (0.87)
                                                  =======    =======    =======

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

            r.    Warranty costs:

                  The Company provides free warranty for up to 15 months for the "OEM" distributors. A provision is recorded for probable costs in connection with these services based on the Company's experience.

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

                  No changes to the provision have been recorded during 2005.

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


NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            s.    Fair value of financial instruments:

                  The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

                  The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable, short-term bank credit and trade payables approximate their fair value, due to the short-term maturity of such instruments.

                  The fair value for marketable securities is based on quoted market prices (see Note 3).

            t.    Severance pay:

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

                  Severance expense for the years ended December 31, 2003, 2004 and 2005 amounted to approximately $ 121, $ 344 and $ 585, respectively.

            u.    Concentrations of credit risk:

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

                  The Company's marketable securities include investments in equity securities and Israeli government securities. Management believes that the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

                  The Company's long-term loans include a loan granted to the purchaser of Silverbyte Ltd. shares. The Company has received check in regard of all outstanding amounts and accordingly management believes that minimal credit risk exists with respect to this loan.

                  The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

            v.    Basic and diluted net earnings (loss) per share:

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

                  The total number of shares related to the outstanding options excluded from the calculation of diluted net earnings (loss) per share was 766,141, 667,101 and 1,011,584 for the years ended December 31, 2003, 2004 and 2005, respectively.

            w.    Reclassification:

                  Certain amounts from prior years have been reclassified to conform to current period presentation.

            u.    Impact of recently issued accounting standards:

                  In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 ("SFAS No. 154"), "Accounting Changes and Error Corrections", a replacement of APB No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retroactive application to prior periods' financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

                  On December 16, 2004, the Financial Accounting Standards Board
                  (FASB) issued FASB Statement No. 123 (revised 2004), "Share-Based Payment", which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation". Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, "Statement of Cash Flows". Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

                  However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R) permits public companies to adopt its requirements using one of two methods: A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

                  A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

                  The Company expects to adopt Statement 123(R), effective January 1, 2006 using the modified-prospective method.

                  As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. In addition, non-compensatory plans under APB 25 will be considered compensatory for Statement 123(R) purposes. Accordingly, the adoption of Statement 123(R)'s fair value method will have an impact on the Company's result of operations, although it will have no material impact on the Company overall financial position. Had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net loss and loss per share in q above.

                  In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, "Share Based Payment" ("SAB 107"). SAB 107 provides the SEC's staff position regarding the application of FAS 123(R) and contains interpretive guidance relating to the interaction between FAS 123(R) and certain SEC rules and regulations, and also provides the SEC staff's view regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107; however it does not believe that SAB 107 will have a material effect on its financial position, results of operations or cash flows.

                  In November 2005, the FASB released FASB Staff Position Nos. FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"), which effectively replaces EITF Issue No. 03-1. FSP 115-1 contains a three-step model for evaluating impairments and carries forward the disclosure requirements in EITF Issue No. 03-1 pertaining to securities in an unrealized loss position. Under the model, any security in an unrealized loss position is considered impaired; an evaluation is made to determine whether the impairment is other-than-temporary; and, if an impairment is considered other-than-temporary, a realized loss is recognized to write the security's cost or amortized cost basis down to fair value.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

                  FSP 115-1 references existing other-than-temporary impairment guidance for determining when an impairment is other-than-temporary and clarifies that subsequent to the recognition of an other-than-temporary impairment loss for debt securities, an investor shall account for the security using the constant effective yield method. FSP 115-1 is effective for reporting periods beginning after December 15, 2005, with earlier application permitted. The Company adopted FSP 115-1 upon issuance. The Company does not expect that the adoption will have a material effect on the Company's consolidated financial condition or results of operations.

NOTE 3:-    MARKETABLE SECURITIES

            The following is a summary of the Company's investment in marketable securities:

                                            December 31, 2004                               December 31, 2005
                              ----------------------------------------------- ----------------------------------------------
                                            Gross        Gross       Fair                 Gross         Gross       Fair
                               Amortized  unrealized  unrealized    market    Amortized   unrealized unrealized    market
                                 cost       gains       losses      value        cost       gains      losses      value
                              ----------  ----------  ----------  ----------- ----------- ---------- ----------- -----------
               Available-for-sale:
               Mutual funds     $   506    $    60      $     -     $   566     $      -    $      -    $     -     $    -
               Equity
                securities           25          8            -          33           35          12         (5)        42
               Corporate
                bonds               368          8            -         376            -           -          -          -
               Israeli
                Government
                debts                72         10            -          82           87           4         (1)        90
                              ----------  ----------  ----------  ----------- ----------- ---------- ----------- -----------
                                $   971    $    86      $     -     $ 1,057     $    122    $     16    $    (6)    $  132
                              ==========  ==========  ==========  =========== =========== ========== =========== ===========

            The gross realized gains on sales of available-for-sale securities totaled $6, $ 0 and $ 77 in 2003, 2004 and 2005, respectively, recorded in financial income. The net adjustment to unrealized holding gains (losses) on available-for-sale securities included as a separate component of shareholders' equity, "Accumulated other comprehensive gains (losses)" amounted to $ 109, $ 83 and $ (76) in 2003, 2004 and 2005, respectively.

            The amortized cost and fair value of debt and marketable equity securities as of December 31, 2005, by contractual maturity, are shown below.

                                                                 December 31, 2005
                                                           ------------------------------
                                                                                   Fair
                                                              Amortized          market
                                                                 cost            value
                                                           --------------  --------------
            Matures in one year                             $          40   $          40
            Matures after one year through five years                  47              50
            Equity securities - No definite maturity date              35              42
                                                           --------------  --------------
            Total                                           $         122   $         132
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

NOTE 4:-    OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                                                                  December 31,
                                                                                     --------------------------------------
                                                                                           2004                 2005
                                                                                     -----------------    -----------------
               Grants receivable from the Office of the Chief Scientist                $          -         $        130
               Government authorities                                                           117                   75
               Prepaid expenses                                                                 149                  142
               Deferred income taxes (1)                                                         66                   14
               Others                                                                            59                  130
                                                                                     -----------------    -----------------
                                                                                       $        391         $        491
                                                                                     =================    =================
              (1) See Note 13f.

NOTE 5:-    INVENTORIES
                                                                                                  December 31,
                                                                                     --------------------------------------
                                                                                           2004                 2005
                                                                                     -----------------    -----------------
               Raw materials                                                           $         76         $         58
               Finished products                                                                102                  123
                                                                                     -----------------    -----------------
                                                                                       $        178         $        181
                                                                                     =================    =================

            The Company periodically assesses its inventory valuation in accordance with its revenues forecasts, technological obsolescence, and the market conditions. Marked down inventory that is expected to be sold at a price lower than the carrying value is not material.

NOTE 6:-    INVESTMENTS IN AFFILIATE

            a.    Composed as follows:
                                                                                                  December 31,
                                                                                     --------------------------------------
                                                                                           2004                 2005
                                                                                     -----------------    -----------------
                      Investment in Jusan S.A. (50% owned)

                        Equity, net (1)                                                $      2,084         $      1,580
                        Goodwill                                                                 35                   35
                                                                                     -----------------    -----------------

                                                                                       $      2,119         $      1,615
                                                                                     =================    =================

                      (1)   Investment as of purchase date                             $      1,171         $      1,171
                            Foreign currency translation adjustments                            316                    -
                            Retained earnings (Net of dividends)                                597                  409
                                                                                     -----------------    -----------------
                                                                                       $      2,084         $      1,580
                                                                                     =================    =================
                      Dividend received from Jusan S.A. during the year                $        136         $        195
                                                                                     =================    =================

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


NOTE 6:-    INVESTMENTS IN AFFILIATE (Cont.)

            b.    Summarized financial information of Jusan S.A. (50% owned):

                                                                                                  December 31,
                                                                                     --------------------------------------
                                                                                           2004                 2005
                                                                                     -----------------    -----------------
                      Current assets                                                   $      5,552         $      4,177
                      Non-current assets                                               $         68         $         45
                      Current liabilities                                              $     (1,438)        $     (1,057)

                                                                                      Year ended December 31,
                                                                        ---------------------------------------------------
                                                                             2003              2004               2005
                                                                        ---------------   ---------------    --------------

                      Revenues                                            $      6,049      $      6,892       $     5,682
                      Gross profit                                        $      3,079      $      3,158       $     2,530
                      Net income                                          $        594      $        444       $         4

NOTE 7:-    LONG-TERM LOAN, NET OF CURRENT MATURITIES

                  The Company's long term loans include a loan granted to the purchaser of Silverbyte Ltd. shares which were sold by the Company in July, 2000. The loan will be fully repaid in April 2007.

            a.    Composed as follows:

                                                                                             December 31,
                                                                                ---------------------------------------
                                                                                       2004                 2005
                                                                                ------------------   ------------------
                  Loan to others in NIS - unlinked (1)                            $         84         $         21
                  Less - current maturities (2)                                             39                   18
                                                                                ------------------   ------------------
                                                                                  $         45         $          3
                                                                                ==================   ==================

                  (1) The weighted average interest rate for the years ended December 31, 2005 and 2004 is 7.65%.

                  (2)   Included in other accounts receivable.

            b. As of December 31, 2005, the aggregate annual maturities of long-term loans are as follows:



                  2006 (current maturities)             $          18
                  2007                                              3
                                                      ------------------

                                                        $         21
                                                      ==================

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 8:-    OTHER INVESTMENTS

                                                                                                December 31,
                                                                                   --------------------------------------
                                                                                         2004                 2005
                                                                                   -----------------    -----------------
             Long-term leasing deposits (1)                                          $         26         $         27
             Investment in other companies                                                    347                  320
                                                                                   -----------------    -----------------

                                                                                     $        373         $        347
                                                                                   =================    =================

            (1) Linked to the Israeli CPI.

NOTE 9:-    PROPERTY AND EQUIPMENT

                                                                                                December 31,
                                                                                   --------------------------------------
                                                                                         2004                 2005
                                                                                   -----------------    -----------------
             Cost:
               Computers and peripheral equipment                                    $      2,838         $      3,022
               Office furniture and equipment                                                 558                  566
               Motor vehicles                                                                  62                   48
               Leasehold improvements                                                         112                  140
                                                                                   -----------------    -----------------

                                                                                            3,570                3,776
             Accumulated depreciation:                                                      2,989                3,205
                                                                                   -----------------    -----------------

             Depreciated cost                                                        $        581         $        571
                                                                                   =================    =================

            The depreciation expense for the years ended December 31, 2003, 2004 and 2005 amounted to $ 247, $ 211 and $ 254, respectively.

NOTE 10:-   GOODWILL AND OTHER INTANGIBLE ASSETS

            a.    Goodwill:

                  The changes in the carrying amount of goodwill for the year ended December 31, 2005 are as follows:

                  Balance as of January 1, 2004                                  $      2,024
                  Goodwill acquired during 2004 (see Note 1)                            1,391
                                                                               -------------------

                  Balance as of December 31, 2004                                       3,415
                  Additional consideration in conjunction with TK
                    acquisition based on post-contract billing revenues,
                    see Note 1(c)                                                         285
                                                                               -------------------

                  Balance as of December 31, 2005                                $      3,700
                                                                               ===================

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 10:-   GOODWILL AND OTHER INTANGIBLE ASSETS (Cont.)

            b.    Other intangibles consist of the following:

                                                                                             December 31,
                                                                                 --------------------------------------
                                                                                       2004                 2005
                                                                                 -----------------    -----------------
                  Cost:
                    Development technology                                         $      1,440         $      1,440
                    Capitalized software development costs                                  386                  386
                    Customer relationship                                                   300                  300
                                                                                 -----------------    -----------------

                                                                                          2,126                2,126
                                                                                 -----------------    -----------------
                  Accumulated amortization:
                    Development technology                                                  700                  923
                    Capitalized software development costs                                   32                  160
                    Customer relationship                                                     -                   50
                                                                                 -----------------    -----------------

                                                                                            732                1,133
                                                                                 -----------------    -----------------

                  Amortized cost                                                   $      1,394         $        993
                                                                                 =================    =================

                  Intangible assets resulted from acquisitions of IntegraTrak, the Company's U.S. subsidiary and TeleKnowledge (see Note 1c).

            c. Amortization expenses amounted to $ 154, $ 188 and $ 401 for each of the years ended December 31, 2003, 2004 and 2005, respectively.

            d.    Estimated amortization expenses for:

                  Year ended December 31,
                  ----------------------------------

                  2006                                   $        352
                  2007                                            319
                  2008                                            222
                  2009                                             50
                  2010                                             50
                                                       -----------------

                                                         $        993
                                                       =================


NOTE 11:-   ACCRUED EXPENSES AND OTHER LIABILITIES

                                                      December 31,
                                            ---------------------------------
                                                 2004              2005
                                            --------------    ---------------

            Employees and payroll accruals    $        799      $        991
            Income tax payable                         330               291
            Accrued expenses                           647               760
            Customer advances                          204               187
            Related parties                             62                77
                                            --------------    ---------------

                                              $      2,042      $      2,306
                                            ==============    ===============

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 12:-   COMMITMENTS AND CONTINGENT LIABILITIES

            a.    Lease commitments:

                  The facilities of the Company and its subsidiaries are rented under operating leases for periods ending September 2006 through February 2008.

                  Future minimum lease commitments under non-cancelable operating leases as of December 31, 2005 are as follows:

                  2006             $        384
                  2007                       17
                  2008                        1
                                 --------------
                                   $        402
                                 ==============

                  Lease expenses for the years ended December 31, 2003, 2004 and 2005 were approximately $ 372, $ 334 and $ 489, respectively.

            b.    Royalty commitments:

                  1. The Company is committed to pay royalties to the Office of the Chief Scientist of the Ministry of Trade ("OCS") of the Government of Israel on proceeds from sales of products resulting from the research and development projects in which the Government participated. In the event that development of a specific product in which the OCS participated is successful, the Company will be obligated to repay the grants through royalty payments at the rate of 3% to 5% based on the sales of the Company, up to 100%-150% of the grants received linked to the dollar. As of December 31, 2005, the Company has a contingent liability to pay royalties in the amount of $ 9,094. The obligation to pay these royalties is contingent upon actual sales of the products and, in the absence of such sales, no payment is required.

                        The Company has paid or accrued royalties in its cost of revenues relating to the repayment of such grants in the amount of $ 146, $ 181 and $ 198 for the years ended December 31, 2003, 2004 and 2005, respectively.

                  2. The Israeli Government, through the Fund for Encouragement of Marketing Activities, awarded the Company grants for participation in foreign marketing expenses. The Company is committed to pay royalties at the rate of 3% of the increase in export sales, up to the amount of the grants received linked to the U.S. dollar. As of December 31, 2005, the Company has a contingent obligation to pay royalties in the amount of $ 259. Prior to the year 2003, the Company accrued royalties in its sales and marketing expenses relating to the repayment of such grants in the amount of $129. No additional accrual was provided during the years ended December 31, 2003, 2004 and 2005, respectively.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 12:-   COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

            c.    Claims and demands:

                  1. In April 2000, the Tax Authorities in Israel issued to the Company a demand for a tax payment, for the period of 1997-1999, in the amount of approximately NIS 6,000 thousand ($ 1,303).

                        The Company has appealed to the Israeli Tel Aviv district court in respect of the abovementioned tax demand. The Company believes that certain defenses can be raised against the demand of the tax authorities. The Company believes that the outcome of this matter will not have a material adverse effect on its financial position or results of operations. The Company has provided a provision for the amount considered probable.

                  2. On April 18, 2005, Amdocs (Israel) Ltd. and Amdocs Ltd. ("the plaintiffs") filed a complaint with the Tel-Aviv District Court against the Company, its Chief Executive Officer and others ("the Defendants") alleging, among other things, that professional and commercial information belonging to the plaintiffs was transferred to the defendants for use in the Company's activity. The plaintiffs are seeking an injunction prohibiting the defendants from making any use of the information and trade secrets that were allegedly transferred, injunctions requiring the return of such information and estimated damages of NIS 14,775 thousand (approximately $ 3,210).

                        On June 27, 2005, the defendants filed a statement of defense, in which the defendants claim that the factual and legal allegations by the plaintiffs are baseless, and the causes of action and relief requested are without merit.

                        Due to the preliminary stage of the litigation, the Company and its legal advisors cannot currently assess its outcome or a possible adverse effect on the Company's financial position or results of operations.

                        There were no further developments in respect to the claim through February 2006.

                  3. On November 22, 2005, the Company received a letter from one of its customer's legal counsel alleging, among other things, that the Company materially breached the agreement that was entered into with the customer on March 9, 2005, as subsequently amended on June 6, 2005. The customer is seeking full repayment of the amounts that were paid by him under the agreement, in the amount of $ 100 plus interest and indemnification for damages that he claims to have suffered as a result of our alleged breach. On February 19, 2006, the Company submitted a response letter to the customer in which it denied these allegations and claimed that the customer's refusal to fulfill his contractual undertakings constitute a breach of the agreement and entitles the Company to remedies under applicable law. The Company cannot currently assess the outcome of this claim or its adverse effect on the Company's financial position or results of operations.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 12:-   COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

            d.    Guarantees:

                  1. The Company provided a bank guarantee through April 2007 in the amount of $ 60 to secure its obligations under one of its leasing agreement.

                  2. The Company provided a bank guarantee through February 2007 in the amount of $ 55 in favor of one of its customers to secure its obligations under the agreement that was signed by the parties.

NOTE 13:-   TAXES ON INCOME

            a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

                  MTS was granted the status of an "Approved Enterprise" under the Law in respect of several capital expenditure programs. Income derived from the "Approved Enterprise" is tax-exempt for a period of two years, commencing with the year the Company earns taxable income, and subject to corporate tax at the rate of 10% - 25% (depending on the rate of foreign holdings in the Company), for additional periods of five to eight years.

                  The period of tax benefits detailed above is subject to a limit of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

                  Tax exempt income attribute to the "Approved Enterprise" cannot be distributed to shareholders without subjecting the Company to taxes except upon complete liquidation of the Company. Out of the Company's retained earnings as of December 31, 2005 approximately $ 2,250 are tax exempt. If such tax exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%) and an income tax liability of up to approximately $ 562 would be included as of December 31, 2005. The Company's board of directors has determined that it would not distribute any amounts of its undistributed tax exempt income as dividend. The Company intends to reinvest the amount of its tax exempt income.

                  On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an "Approved Enterprise", such as provisions generally requiring that at least 25% of the "Approved Enterprise" income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 13:-   TAXES ON INCOME (Cont.)

                  In addition, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore the Company's existing "Approved Enterprise" will generally not be subject to the provisions of the Amendment.

                  Should MTS and its Israeli subsidiary derive income from sources other than the "Approved Enterprise" during the relevant period of benefits, such income will be taxable at the regular corporate tax rate of 34%, which will be reduced to 31% in 2006, and will be further reduced to 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010.

                  Since MTS is operating more than one "Approved Enterprise" program and since part of its taxable income is not entitled to tax benefits under the abovementioned law and is taxed at the regular corporate tax rate, its effective tax rate is the result of a weighted combination of the various applicable rate and tax exemptions, and the computation is made for income derived from each program on the basis of formulas specified in the law and in the approvals.

            b. Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985:

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

            d.    Net operating losses carryforwards:

                  As of December 31, 2005, the Company and its subsidiaries in Israel, Asia and U.S. have an estimated total amount of available carryforward tax losses of $ 8,750, $ 506 and $ 366, respectively to offset against future taxable profits.

                  The operating tax loss carryforwards in Israel and in Hong Kong (Asia) may be offset indefinitely against operating income.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 13:-   TAXES ON INCOME (Cont.)

                  MTS IntegraTrak is subject to U.S. income taxes and has a net operating loss carryforward amounting to approximately $ 366 as of December 31, 2005, which expires in the years 2015 to 2020. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.


            e.    Tax assessments:

                  Regarding the claim from the tax authorities in Israel, see
                  Note 12c(1). The Company has received final tax assessments until the 1996 tax year.

            f.    Deferred income taxes:

                  Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                                              December 31,
                                                                                 --------------------------------------
                                                                                       2004                 2005
                                                                                 -----------------    -----------------
                  Tax loss carryforward of the Company                           $        1,291       $        1,985

                  Allowances for doubtful accounts and accruals for
                    employee benefits                                                       122                   57
                  In respect of marketable securities                                        76                   47
                  Capitalized software and other intangible assets-
                  liability                                                                 (36)                (208)
                  Capitalized software and other intangible assets                          129                   76
                  Other                                                                     190                  208
                                                                                 -----------------    -----------------

                  Net deferred tax asset before valuation allowance                       1,772                2,165
                  Valuation allowance                                                    (1,633)              (2,036)
                                                                                 -----------------    -----------------

                  Net deferred income taxes                                      $          139       $          129
                                                                                 =================    =================
                  Presented as follows:
                    Current assets - foreign                                     $           66       $           14
                                                                                 =================    =================

                    Other assets - foreign                                       $           73       $           115
                                                                                 =================    =================

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


NOTE 13:-   TAXES ON INCOME (Cont.)

            g. A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations, is as follows:

                                                                                    Year ended December 31,
                                                                       ---------------------------------------------------
                                                                            2003              2004              2005
                                                                       ---------------   ---------------   ---------------
                      Loss before taxes as reported in the
                        statements of operations                       $          (60)   $       (4,086)   $        (4,208)
                                                                       ===============   ===============   ===============

                      Tax rates                                                    36%               35%                34%
                                                                       ===============   ===============   ===============

                      Theoretical tax benefit                          $          (22)   $       (1,430)   $        (1,431)
                      Increase in taxes resulting from:
                      Effect of different tax rates                                 -                 2                 38
                      Tax adjustment in respect of inflation in
                        Israel and others                                         (22)               12                (17)
                      Utilization of carryforward tax losses for
                        which valuation allowance was provided                    (86)              (21)                 -
                      Non-deductible expenses and tax exempt income                 9                 -                 10
                      Taxes and deferred taxes in respect of
                        previous years                                            175               256                (21)
                      Deferred taxes for which valuation allowance
                        was  provided                                             144             1,447              1,431
                                                                       ---------------   ---------------   ---------------

                      Taxes on income as reported in the statements
                        of operations                                  $          198             $ 266    $            10
                                                                       ===============   ===============   ===============

            h.    Loss before income taxes is comprised as follows:

                      Domestic                                         $         (312)   $       (3,918)   $        (4,042)
                      Foreign                                                     252              (168)              (166)
                                                                       ----------------  ---------------   ---------------

                                                                       $          (60)   $       (4,086)   $        (4,208)
                                                                       ================  ===============   ===============

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 13:-   TAXES ON INCOME (Cont.)

            i.    Taxes on income are comprised as follows:

                                                                       Year ended December 31,
                                                          ---------------------------------------------------
                                                               2003              2004              2005
                                                          ---------------   ---------------   ---------------
                  Current taxes                           $            -    $           10    $            -
                  Deferred taxes                                      23                33                10
                  Taxes and deferred taxes in respect of
                    previous years                                   175               223                 -
                                                          ---------------   ---------------   ---------------
                                                          $          198    $          266    $           10
                                                          ===============   ===============   ===============
                  Domestic                                $          322    $          256    $            -
                  Foreign                                           (124)               10                10
                                                          ---------------   ---------------   ---------------
                                                          $          198    $          266    $           10
                                                          ===============   ===============   ===============

NOTE 14:-   RELATED PARTIES TRANSACTIONS AND BALANCES

            a. On November 8, 1999, the Board of Directors and the audit committee approved, subject to the shareholders' approval, an increase in the monthly salary of the Chairman of the Board of Directors from $ 5 to $ 7 per month and the grant of options to purchase 98,824 Ordinary shares. The options were granted to him at his request in lieu of salary for the 12 month period ending December 31, 2000. The exercise price of the options is $ 6 per share, expected dividend yield is 0%, and the risk free interest rate is 6%. The options will vest ratably over an eight-month period beginning January 1, 2000 and will terminate five years from the date of grant. The options were forfeited by the end of the year 2004.

            b. The wife of the Chairman of the Board of Directors provides ongoing legal services to the Company and receives a monthly retainer of $ 5. The conditions for retaining her services were approved by the Company's Board of Directors and audit committee.

            c. Mr. Isaac Ben-Bassat, a director and one of the Company's major shareholders, receives an annual fee of approximately $8,400 and a per meeting attendance fee of $300 in connection with his service as a director of the Company.

            d. MTS's subsidiaries, MTS Asia Ltd. and MTS IntegraTRAK, entered into an agreement with C. Mer, pursuant to which they distribute and support certain of C. Mer's (company under common control) products and provide certain services on behalf of C. Mer. Generally, C. Mer compensates MTS Asia Ltd. for these activities at cost plus 10% and compensates MTS IntegraTRAK at cost plus 5%.

            e. In 2004 and 2005, the balance with C. Mer reflects short-term debt and other receivables. Due to the short-term nature, no interest was charged by or paid to C. Mer through December 31, 2004 and 2005.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


NOTE 14:-   RELATED PARTIES TRANSACTIONS AND BALANCES (Cont.)

            c.    Transactions with related parties were as follows:

                                                                                Year ended December 31,
                                                                   ---------------------------------------------------
                                                                        2003              2004              2005
                                                                   ----------------  ---------------   ---------------
                  Sales through related parties                    $            28   $           15    $            -
                                                                   ================  ===============   ===============
                  Amounts charged by related parties:

                  Cost of revenues                                 $            34   $           32    $            8
                  Research and development                                       -                -                34
                  Selling and marketing                                          -                -                 3
                  General and administrative                                     5                7                 5
                                                                   ----------------  ---------------   ---------------
                                                                   $            39   $           39    $           50
                                                                   ================  ===============   ===============

                  Amounts charged by MTS Integra TRAK and MTS Asia to
                    related parties:

                  Selling and marketing                            $             -   $           18    $            -
                                                                   ================  ===============   ===============
                  Payments from (repayments to) the related
                    parties, net                                   $           (48)  $           20    $          (80)
                                                                   ================  ===============   ===============

            d.    Amounts due from an affiliate:

                                                                                              December 31,
                                                                                     ---------------------------------
                                                                                      2004                  2005
                                                                                     ---------------   ---------------
                  Jusan S.A                                                          $          (21)   $          (18)
                                                                                     ===============   ===============

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


NOTE 15:-   SHAREHOLDERS' EQUITY

            a.    Share capital:

                  The Ordinary shares entitle their holders the right to receive notice to participate and vote in general meetings of MTS and the right to receive cash dividends, if declared.

            b.    Private placement agreement:

                  On August 10, 2005, the Company has entered into definitive agreements with institutional and private investors for a private placement of Ordinary shares and warrants to purchase Ordinary shares that has raised $ 2,625 (net of issuance costs of approximately $ 200).

                  Pursuant to the agreements, MTS has issued an aggregate 937,500 Ordinary shares at $ 3.00 per share. In addition, the Company provided the investors with warrants to purchase an aggregate 375,000 additional Ordinary shares of MTS at an exercise price of $ 4.00 per share. Each investor received warrants to purchase two Ordinary shares for each five Ordinary shares purchased. The warrants will become exercisable six months after their issuance and will expire within three and a half years after they become exercisable.

                  According to the agreement the Company could issue to investors unregistered shares upon exercise of their warrants, such issuance is under the Company's control. In accordance with Emerging Issues Task Force No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock", the warrants were classified as equity.

            c.    Share Option Plan:

                  MTS has authorized, through its 1996 Incentive Share Option plan, the grant of options to officers, management, employees and directors of MTS or any subsidiary of up to 1,900,000 of MTS's Ordinary shares. Up to 1,500,000 options shall be granted under the option plan pursuant to section 102 of the Israel Income Tax Ordinance (the "Old Plan"). Any option, which is canceled or forfeited before expiration, will become available for future grants.

                  Each option granted under the Plan is exercisable until the earlier of five years from the date of the grant of the option or the expiration dates of the option plan. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options were exercised. The options vest primarily gradually over three or four years of employment.

                  In 2003, Section 102 of the Israeli Income Tax Ordinance was amended effective as of January 1, 2003. Therefore MTS has rolled-over the remaining options available at that time to be granted under a new plan that conforms with the newly amended provisions of Section 102 of the Israel Income Tax Ordinance. The Incentive Share Option Plan will terminate in 2013, unless cancelled earlier by MTS's board of directors.

                  As of December 31, 2005, 449,625 options are available for future grant.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


NOTE 15:-   SHAREHOLDERS' EQUITY (Cont.)

                  Summary of MTS's stock options activity (except options to non-employees) and related information for the three years ended December 31, 2003, 2004 and 2005, is as follows:

                                                                                                           Weighted
                                                              Options         Number                        average
                                                             available      of options      Options        exercise
                                                             for grant     outstanding     exercisable       price
                                                            ------------   -------------   -----------   --------------

                  Balance as of January 1, 2003               1,001,170        757,580                   $      3.32
                    Options granted                            (434,500)       434,500                   $      1.85
                    Options exercised                                 -       (133,333)                  $         -
                    Options forfeited                           260,106       (260,106)                  $      2.91
                                                            ------------   -------------

                  Options  exercisable  at December  31,
                  2003                                                                         355,413   $      3.68
                                                                                           ===========   ==============

                  Balance as of December 31, 2003               826,776        798,641                   $      2.85
                    Options granted                            (226,000)       226,000                   $      2.29
                    Options exercised                                 -        (17,333)                  $      0.08
                    Options forfeited                           251,708       (251,708)                  $      4.62
                    Options forfeited from old plan            (180,459)             -                   $         -
                                                            ------------   -------------

                  Options  exercisable  at December  31,
                  2004                                                                         301,812   $      2.01
                                                                                           ===========   ==============

                  Balance as of December 31, 2004               672,025        755,600                   $      2.11
                                                                                                         ==============
                    Options granted                            (365,000)       365,000                   $      3.56
                    Options exercised                                 -       (158,000)                  $      1.97
                    Options forfeited                           222,600       (222,600)                  $      2.39
                    Deduct     options     granted    to        (80,000)             -                   $      3.33
                    non-employees
                    Options forfeited from Old Plan                   -        (14,500)
                                                            ------------   -------------

                  Options  exercisable  at December  31,
                  2005                                                                         255,962   $      2.16
                                                                                           ===========   ==============

                  Balance as of December 31, 2005               449,625        725,500                   $      2.66
                                                            ============   =============                 ==============

                  The options outstanding as of December 31, 2005 have been separated into ranges of exercise prices, as follows:

                                                            Weighted
                                            Options          average                                           Weighted
                                          outstanding       remaining         Weighted                          average
                                            as of          contractual        average                       exercise price
                         Exercise         December 31,       life (in         exercise         Options      of exercisable
                          price              2005             years)           price         exercisable        options
                     -----------------  ----------------  ---------------  ---------------  --------------- ----------------

                        $ 0.93-1.3            30,000           0.39        $     1.18             30,000    $     1.18
                        $  1.844             250,000           1.94        $    1.844            129,477    $    1.844
                        $ 2.2-2.35           113,500           2.73        $     2.27             36,251    $     2.28
                        $ 2.9-2.95            26,000           1.95        $     2.91             22,791    $      2.9
                        $ 3.27-3.4           121,500           3.44        $     3.34             17,214    $      3.3
                        $  3.49               57,500           3.34        $     3.49             11,920    $     3.49
                        $  3.87              127,000           3.74        $     3.87              8,309    $     3.87
                                        ----------------                                    ---------------

                                             725,500                       $     2.66            255,962    $     2.16
                                        ================                   ===============  =============== ================

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


NOTE 15:-   SHAREHOLDERS' EQUITY (Cont.)

            d. The weighted average fair value of options granted during 2003, 2004 and 2005, whose exercise price equals the fair value of the stock on the date of grant, was $ 1.20, $ 0.781 and $ 1.70 per option, respectively.

                  During 2003, 2004 and 2005, the Company granted 434,500, 226,000 and 365,000 options respectively at a weighted average exercise price of $ 1.85, $ 2.29 and $ 3.56 per share (the fair market value of the shares on the date of grant), respectively.

                  The Company has recorded deferred stock compensation expense for options issued in 2003 with an exercise price below the fair market value of the shares; at a weighted average exercise price of $ 1.844 and a weighted average fair value of $ 1.844, the deferred stock compensation expense has been amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expense of approximately $ 60, $ 66 and $ 66 was recognized during 2003, 2004 and 2005, respectively.

                  During 2003, the Company reduced the exercise price of 83,000 options to zero resulting in a compensation expense of approximately $ 153.


            e.    Options and warrants to non-employees:

                                                Number of                          Options      price
                              In connection      options     Options     Options   forfeited      per        Exercisable
             Issuance date         with          granted    exercised  exercisable or expired    share         through
            ---------------------------------- ------------ ---------- ----------- -----------  ---------  ----------------
             January 2000     Advisory Board       98,824           -      98,824      98,824   $   6.000   December 2004
             February 2001   Service provider      25,000           -      25,000           -   $   5.625   February 2006
             January 2005    Service provider      70,000           -      70,000           -   $   3.250   January 2008
             May 2005        Service provider      10,000           -      10,000           -   $   3.490   May 2010
             August 2005     Service provider      37,000           -           -           -   $   4.000   August 2009
             September 2005  Service provider      10,000           -         660           -   $   3.870   September  2010
             December 2005   Service provider     100,000           -       6,575           -   $   3.120   December 2006
                                               ------------ ---------- ----------- -----------
                                                  350,824           -     211,059      98,824
                                               ============ ========== =========== ===========

            The Company had accounted for its options to non-employees under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these options was estimated at the measurement date using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2005: risk-free interest rates of 4.06%, dividend yields of 0%, volatility factors of the expected market price of the Company's Ordinary shares of 52.37% and a contractual life of 3.3 years.

            Compensation expenses related to the granting of stock options to consultants amounted to $ 0, $ 0 and $ 156 for the years ended December 31, 2003, 2004 and 2005, respectively.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 15:-   SHAREHOLDERS' EQUITY (Cont.)

            f.    Treasury shares:

                  During 2003, 2004 and 2005, the Company purchased 130,510, 3,800 and 0 treasury shares in consideration of $ 147, $ 9 and $ 0, respectively, according to the stock repurchase program, which authorized the Company's officers to repurchase up to 600,000 Ordinary shares of MTS and was approved by the Company's Board of Directors.

                  During 2003, MTS cancelled $457 of its treasury shares, which represent 384,610 Ordinary shares.

            g.    Dividends:

                  Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment.


NOTE 16:-   GEOGAPHIC INFORMATION AND MAJOR CUSTOMERS AND PRODUCTS

            The Company adopted Statement of Financial Accounting Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"). The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the customer.

            The following is a summary of revenues within geographic areas based on end customer location and long-lived assets:

                                                   Year ended December 31,
                                      --------------------------------------------------
                                           2003              2004              2005
                                      --------------    --------------    --------------
            Revenues from sales:
            United States              $      4,917      $      4,967      $      6,043
            Germany                           1,826             1,724             2,059
            Holland                             924               798               747
            Others                            1,563             1,924             2,714
                                      --------------    --------------    --------------

                                       $      9,230      $      9,413      $     11,563
                                      ==============    ==============    ==============

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 16:-   GEOGAPHIC INFORMATION AND MAJOR CUSTOMERS AND PRODUCTS (Cont.)

            Total revenues from external customers divided on the basis of the Company's product lines are as follows:

                                                                                         Year ended December 31,
                                                                                     --------------------------------
                                                                                          2004              2005
                                                                                     --------------    --------------
             TABS                                                                     $      9,220      $       7,454
             Application suits                                                                 193              2,603
             Billing products                                                                    -              1,506
                                                                                     --------------    --------------
                                                                                      $      9,413      $      11,563
                                                                                     ==============    ==============
            Long-lived assets:

             Israel                                                                   $      3,103      $       3,013
             United States                                                                   2,244              2,194
             Others                                                                             43                 57
                                                                                     --------------    --------------
                                                                                      $      5,390      $       5,264
                                                                                     ==============    ==============

NOTE 17:-   SUBSIDIARIES AND AFFILIATES

                                                                                  Percentage         Jurisdiction of
                                                                                 of ownership         incorporation
                                                                                ----------------   --------------------
               Subsidiaries:
               MTS IntegraTRAK Inc.                                                  100%               Delaware

               MER Fifth Avenue Realty Inc. (a subsidiary of MTS IntegraTRAK
                 Inc.) *) 100% New York

               MTS Asia Ltd.                                                         100%               Hong Kong

               Telegent Ltd. *)                                                      100%                Israel

               Jaraga B.V.                                                           100%            The Netherlands

               Verdura B.V. (a subsidiary of Jaraga B.V.) *)                         100%            The Netherlands

               Voltera Technologies V.O.F. (a partnership held 99% by Jaraga
                 B.V. and 1% by Verdura B.V.) *)                                     100%            The Netherlands

               Bohera B.V. (a subsidiary of Jaraga B.V.) *)                          100%            The Netherlands

               Tabs Brazil Ltd. (a subsidiary of Jaraga B.V.)                        100%                Brazil

               Affiliate:

               Jusan S.A. (a subsidiary of Jaraga B.V.)                               50%                 Spain

              *) Inactive, or having immaterial activity.

                              - - - - - - - - - - -

                                   JUSAN, S.A.

                              FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2005



                                      INDEX


                                                                   Page
                                                                  -----

Report of Independent Registered Public Accounting Firm            F-42

Balance Sheets                                                     F-43

Statements of Income                                               F-44

Statements of Changes in Shareholders' Equity                      F-45

Statements of Cash Flows                                           F-46

Notes to Financial Statements                                      F-47

                   LETTERHEAD OF BDO Audiberia Auditores, S.L.


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------


Board of Directors and Stockholders of Jusan, S.A.

1. We have audited the accompanying balance sheets of Jusan, S.A. ("the Company") as of December 31, 2004 and 2005 and the related statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company as of and for the year ended December 31, 2003, were audited by other auditors whose report dated January 14, 2004, expressed an unqualified opinion on those statements.

2. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


3. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jusan, S.A. as of December 31, 2004 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


BDO Audiberia Auditores, S.L.


/s/ BDO Audiberia Auditores, S.L.
--------------------------------


Madrid, Spain, January, 19, 2006

                                   JUSAN, S.A.
                 BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2005
                               Euros in thousands

                                                                                            December 31,
                                                                                        2004            2005
ASSETS                                                                                  ----            ----

CURRENT ASSETS:
Cash and cash equivalents                                                                  589             737
Short-term bank deposits                                                                   450             400
Trade receivables (net of allowance for doubtful accounts of 43 thousand euros as of December 31, 2004 and 57 thousand euros as of December 31, 2005 and net of provision for returns of 4 thousand euros as of December 31, 2004
and 4 thousand euros as of December 31, 2005) (Note 5)                                   2,065           1,698
Other accounts receivable and prepaid expenses (Note 3)                                    178             186
Inventories (Note 4)                                                                       912             671

Total current assets                                                                     4,194           3,692
                                                                                         -----           -----
PROPERTY AND EQUIPMENT, NET (Note 6)                                                        50              38


Total assets                                                                             4,244           3,730
                                                                                         =====           =====
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank debt (Note 7)                                                               18               8
Trade payables                                                                             659             482
Accrued expenses and other liabilities (Note 8)                                            361             365
Deferred revenues                                                                           60              49

Total current liabilities                                                                1,098             904
                                                                                         -----           -----
COMMITMENTS (Note 9)

SHAREHOLDERS' EQUITY (Note 12):
Share capital -
         15,052 Ordinary shares of (euro) 0.0042 par value - Authorized,  issued and
outstanding as of December 31, 2004 and 2005                                                63              63
Retained earnings                                                                        3,083           2,763

Total shareholders' equity                                                               3,146           2,826
                                                                                         -----           -----

Total liabilities and shareholders' equity                                               4,244           3,730
                                                                                         =====           =====

     The accompanying notes are an integral part of the financial statements

                                   JUSAN, S.A.

           STATEMENTS OF INCOME AS OF DECEMBER 31, 2003, 2004 AND 2005
              Euros in thousands (except share and per share data)

                                                                               Year ended December 31,
                                                                          2003           2004           2005
                                                                          ----           ----           ----
Revenues (Note 13):
Product sales                                                              5,353          5,154          3,935
Services                                                                     707            640            632

Total revenues                                                             6,060          5,794          4,567
                                                                           -----          -----          -----
Cost of revenues:
Product sales                                                              2,797          2,658          2,098
Services                                                                     538            447            435

Total cost of revenues                                                     3,335          3,105          2,533
                                                                           -----          -----          -----
Gross profit                                                               2,725          2,689          2,034
                                                                           -----          -----          -----
Operating expenses:
Research and development                                                     425            454            449
Selling and marketing                                                        770            872            849
General and administrative                                                   882            849            831

Total operating expenses                                                   2,077          2,175          2,129
                                                                           -----          -----          -----
Operating income / (loss)                                                    648            514           (95)
Financial income, net (Note 14)                                                9              2             20

Income before taxes on income                                                657            516           (75)
Income taxes (Note 10)                                                       131            143           (55)


Net income / (loss)                                                          526            373           (20)
                                                                           -----          -----          -----

Basic and diluted net earnings per share                                   34.95          24.78         (1.33)
                                                                           -----          -----          -----
Weighted  average  number of shares used in  computing  basic net
earnings per share                                                        15,052         15,052         15,052
                                                                          ------         ------         ------

     The accompanying notes are an integral part of the financial statements

                                   JUSAN, S.A.

                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                               Euros in thousands

                                                                                                    Total
                                                                                   Retained     shareholders'
                                                                  Share Capital    earnings         Equity
                                                                  -------------    --------     -------------
Balance as of January 1, 2003                                                63       2,384             2,447
                                                                  -------------    --------     -------------
Dividend paid                                                                 -       (100)             (100)
Accrued dividend                                                              -       (100)             (100)
Net income                                                                    -         526               526

Balance as of December 31, 2003                                              63       2,710             2,773
                                                                  -------------    --------     -------------
Net income                                                                    -         373               373


Balance as of December 31, 2004                                              63       3,083             3,146
                                                                  -------------    --------     -------------
Dividend paid                                                                 -       (300)             (300)
Net income                                                                    -        (20)              (20)



Balance as of December 31, 2005                                              63       2,763             2,826
                                                                  -------------    --------     -------------


     The accompanying notes are an integral part of the financial statements

                                   JUSAN, S.A.
                            STATEMENTS OF CASH FLOWS
                               Euros in thousands

                                                                                  Year ended December 31,
                                                                               2003         2004         2005
                                                                               ----         ----         -----
Cash flows from operating activities:
Net income                                                                      526           373         (20)
Adjustments to reconcile net income to net cash provided by (used in)
operating activities:
Depreciation                                                                     64            47           38
Deferred taxes                                                                    -            21         (30)
Decrease (increase) in trade receivables                                      (154)         (333)          367
Decrease (increase) in other accounts receivable and prepaid expenses            22            62           12
Decrease (increase) in inventories                                              107         (119)          241
Increase (decrease) in trade payables                                           172         (136)        (177)
Increase (decrease) in accrued expenses and other liabilities                  (78)            32           14
Increase (decrease) in deferred revenues                                        106         (172)         (11)
Net cash (provided by) operating activities                                     765         (225)          434
                                                                               ----         ----         -----
Cash flows from investing activities:
Investment in short-term bank deposits                                         (48)             -           50
Purchase of property and equipment                                             (24)          (19)         (26)
Net cash provided by (used in) investing activities                            (72)          (19)           24
                                                                               ----         ----         -----
Cash flows from financing activities:
Dividend paid                                                                 (100)         (100)        (300)
Short-term bank debt                                                             22          (20)         (10)
Net cash used in financing activities                                          (78)         (120)        (310)
                                                                               ----         ----         -----
Increase (decrease) in cash and cash equivalents                                615         (364)          148
Cash and cash equivalents at the beginning of the year                          338           953          589

Cash and cash equivalents at the end of the year                                953           589          737
                                                                               ----         ----         -----
Non-cash financing information:

Accrued dividend                                                                100             -            -

Supplemental disclosure of cash flows activities: Cash paid during the year for:

Interest                                                                          9             2           20


Income taxes                                                                    131           143         (55)
                                                                               ----         ----         -----


     The accompanying notes are an integral part of the financial statements

                                   JUSAN, S.A.
              NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005


NOTE 1: ORGANIZATION AND OPERATIONS

a. JUSAN, S.A. ("the Company") was incorporated in Spain on June 19, 1959. The Company is engaged on development, manufacturing and assembly, sales and distribution, and maintenance of vocal server and call billing applications, as well as is in the television rental business.

b.    The Company has five major customers (see also Note 13a).

c. In accordance with Spanish Companies' Law the directors present, for comparative purposes, each of the balance sheet and profit and loss account, the figures for the previous financial years, in addition to those for the financial year 2005.


NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

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

f.    Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, over the estimated useful lives of the assets, at the following annual depreciation rates:

                                                       %
                                                     ---
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

h.    Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred tax assets to an amount whose realization is considered more likely than not.

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

Provision for returns in the amount of thousand (euro) 4 is determined principally on the basis of past experience.

Revenues from maintenance and support services are recognized over the life of the maintenance agreement or at the time support services are rendered.

Deferred revenues include unearned amounts received under maintenance and support contracts, not yet recognized as revenues.

j.    Warranty costs:

The Company provides free warranty for up to one year. A provision in the amount of thousand (euro) 20 (thousand (euro) 20 in 2004) is recorded for probable costs in connection with these services based on the Company's experience.

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

There are short term fixed-rate securities as an amount of thousand (euro) 400.

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

The trade receivables of the Company are mainly derived from sales to customers in Spain and Europe (see Note 13b). The Company performs ongoing credit evaluations of its customers. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection according to management estimates (when the ageing of account receivable is more than 180 days). In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

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


NOTE 3: OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES


                                                    December 31,
                                                2004           2005
                                               -----           -----
              Tax authorities                    127            100
              Deferred taxes                      10             43
              Employee advances                   25             27
              Deposits                            16             16
                                               -----           -----
                                                 178            186



NOTE 4: INVENTORIES


                                                    December 31,
                                                2004           2005
                                               -----           -----

               Materials                         893            735
               Work in progress                   31             29
               Provision for obsolescence       (12)           (93)
                                               -----           -----
                                                 912            671

NOTE 5: TRADE RECEIVABLES

                                                     December 31,
                                                 2004            2005
                                                -----           -----
Trade receivables                               1,781           1,510
Bills receivable                                  327             245
Allowance for doubtful accounts                  (43)            (57)
                                                -----           -----
                                                2,065           1,698
                                                =====           =====


NOTE 6: PROPERTY AND EQUIPMENT

                                                         December 31,
                                          2004      Additions    Disposals      2005
                                         -----        -----        -----       -----
Cost:
Computers and peripheral equipment         132           10         (20)         122
Office furniture and equipment             291           16            -         307
Motor vehicles                             103            -          (5)          98
Leasehold improvements                       -                                     -
                                         -----        -----        -----       -----
                                           526           26         (25)         527
Accumulated depreciation:
Computers and peripheral equipment       (118)         (15)           20       (113)
Office furniture and equipment           (266)         (12)            -       (278)
Motor vehicles                            (92)         (11)            5        (98)
Leasehold improvements                       -            -            -           -

                                         (476)         (38)           25       (489)
                                         -----        -----        -----       -----
Depreciated cost                            50         (12)            -          38
                                         =====        =====        =====       =====



Depreciation expenses for the years ended December 31, 2003, 2004 and 2005 were thousand (euro) 64, 47 and 38, respectively.

NOTE 7: SHORT-TERM BANK DEBT

The Company has a short-term bank debt in the amount of thousand (euro) 8, bearing interest of 3.75%.


NOTE 8: ACCRUED EXPENSES AND OTHER LIABILITIES


                                                     December 31,
                                                2004            2005
                                                ----            ----
          Employees and payroll accruals          45             75
          Income tax payable                     122              -
          Deferred tax                            21             24
          Tax authorities                        119            182
          Current Accounts                        34             64
          Warranty costs                          20             20
                                                 361            365
                                                ====            ===


NOTE 9: COMMITMENTS


The facilities of the Company are rented under operating leases for periods ending in 2009.

Future minimum lease commitments under non-cancelable operating leases as of December 31, are as follows:




                               2006             43
                               2007              8
                               2008              8
                               2009              5
                                                64
                                                ==


Rent expenses for years ended December 31, 2003, 2004 and 2005, were approximately thousand (euro) 152, 152 and 157, respectively. Rent expenses will be reviewed every year with the variation of the Consumer Price Index.

NOTE 10: TAXES ON INCOME

Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations, is as follows:


                                                                            Year ended December 31,
                                                                         2003        2004         2005
                                                                         ----        ----         ----
            Income before taxes as reported in the statements
            of operations                                                 657         516         (75)
            Non-deductible bad debt allowance and others  2004              -          82         (82)
            Non-deductible bad debt allowance 2005                          -           -           20
            Tax depreciation                                                -           -         (37)
            Increase (decrease) in the taxable base - Forward
            sales                                                           -        (62)           29
            Increase (decrease)  in the taxable base -
            Unrealized  severance allowance                                 -           -           75
            Taxable income                                                657         536         (70)
                                                                         ----        ----         ----
            Tax rates                                                     35%         35%          35%
                                                                         ----        ----         ----

            Tax benefit                                                   230         188         (25)
            Decrease in taxes resulting from:
            Tax deduction for development                                (99)        (66)            -
            Deferred tax liability (asset)                                  -          21         (30)

            Taxes on income, tax expense (benefit), as reported
            in the statements of operations                               131         143         (55)
                                                                         ====        ====         ====


Under the current tax legislation, 35% of development expense can be deducted from the income tax with the limits of 35% of the theoretical tax charge. All the income before income taxes is domestic.

The Directors consider the deferred tax asset will be realized as a result of the income projected for FY 2006.

NOTE 11: RELATED PARTIES TRANSACTIONS

The balances with and the revenues derived from related parties (related parties are shareholders, directors and family of both) were as follows:

a.    Payments to related parties:


                                       Year ended December 31,
                                   2003          2004          2005
                                   ----          ----          ----
              Wages                 308           255           299




In 2004 the payments of wages to related parties are based on the payments to the directors (thousand (euro) 262), the social security paid to the directors (thousand (euro) 16) and 20% from the leases (thousand (euro) 21).


b. Transactions with related parties were as follows:


                                                      Year ended December 31,
                                                     2003      2004      2005
                                                     ----      ----      ----

              Sales to related parties                15        18        39

              Amounts charged by related parties:
                       Cost of revenues              205       100        18

c.    Amounts receivable from and payables to related parties:


                                                    December 31,
                                               2004              2005
                                               ----              ----
             Receivables:
             Mer Telemagement Solutions         17                36
             MTS Asia                           11                 4
             MTS IntegraTRAK                     3                 -

             Payables:
             Mer Telemagement Solutions          -                18
             Beheer - Jaraga BV                 31                 -




NOTE 12: SHAREHOLDERS' EQUITY

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

c.    Shareholding

There are 15,052 ordinary shares of (euro) 0.0042 par value, authorized, issued and outstanding as of December 31, 2005.

The shareholders at December 31, 2005 are:


                                                     %
                                                    ---
             Jaraga, B.V.                           50%
             Jose Lasry Nahon                       25%
             Mauricio Toledano Marques              25%

d.    Distribution of dividends.

The proposed distribution of dividends amounting thousand (euro) 300 as a result of the year ended 2004, has been paid to the shareholders in direct proportion of their shares.




             Jaraga, B.V.                           150
             Jose Lasry Nahon                        75
             Mauricio Toledano Marques               75


NOTE 13:- SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.    Major customers as a percentage of total revenues:


                                             Year ended December 31,
                                      2003            2004            2005
                                      ----            ----            ----
                                                       %

             Adictis                  13%             14%             13%
             Cableuropa, S.A.          5%              8%              8%
             Siemens, S.A.             5%              8%               -
             Telefonica de Espana     10%              5%              5%
             Siemens Atea, N.V.        4%              4%               -
             Siemens Chile              -               -              2%
             Accentic                  4%              4%              2%

b. The following is a summary of revenues within geographic areas based on end customer location:


                                            Year ended December 31,
                                      2003           2004          2005
                                      ----           ----          ----
             Spain
                                      3,360         2,287          2,275
             European Community       2,179         2,796          1,437
             Other                      521           711            855


                                      6,060         5,794          4,567



NOTE 14: SELECTED STATEMENTS OF OPERATIONS DATA

Financial income, net


                                            Year ended December 31,
                                      2003            2004          2005
                                      ----            ----          ----

             Financial expenses:

             Interest expenses           5               3             3
             Other expenses              8              11             6
                                        13              14             9
                                      ----            ----          ----
             Financial income:

             Interest income            22              16            29

             Financial income, net       9               2            20
                                      ====            ====          ====

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




                                            MER TELEMANAGEMENT SOLUTIONS LTD.


                                            By:      /s/Eytan Bar
                                                     ------------
                                                     Eytan Bar
                                                     Chief Executive Officer



                                            By:      /s/ Shlomi Hagai
                                                     ----------------
                                                     Shlomi Hagai
                                                     Chief Financial Officer



Dated: March 31, 2006