Form 20-F
period 2006-12-31
MER TELEMANAGEMENT SOLUTIONS LTD
filed 2007-03-30
CIK 1025561

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 20-F

[_]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES
     EXCHANGE ACT OF 1934

                                       OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
     ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

                                       OR

[_]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
     EXCHANGE ACT OF 1934

             FOR THE TRANSITION PERIOD FROM __________ TO __________

[_]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
     EXCHANGE ACT OF 1934

       Date of event requiring this shell company report.................

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

      Title of each class              Name of each exchange on which registered
ORDINARY SHARES, NIS 0.1 PAR VALUE              NASDAQ CAPITAL MARKET

Securities registered or to be registered pursuant to Section 12(g) of the Act:
NONE

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act: NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

     ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE............... 5,773,845
                            (as of December 31, 2006)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                               Yes [_]     No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes [X]     No [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

   Large accelerated filer [_] Accelerated filer [_] Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow:

                           Item 17 [_]     Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                               Yes [_]     No [X]

This Report on Form 20-F is incorporated by reference into our Form F-3
Registration Statement File No. 333-128225 and into our Form S-8 Registration
Statements File No. 333-12014 and 333-123321.

                                  INTRODUCTION

     Mer Telemanagement Solutions Ltd. is a worldwide provider of solutions for telecommunications expense management, or TEM, used by enterprises, and business support systems, or BSS, used by information and telecommunication service providers, or ITSPs. Our TEM solutions assist enterprises and organizations to make smarter choices with their telecommunications spending at each stage of the service lifecycle, including allocation of cost, proactive budget control, fraud detection, processing of payments and spending forecasting. Our TEM solutions support our clients on an ongoing basis with both sophisticated software applications and a variety of managed services relationship models. Our converged BSS solutions for ITSPs have been successfully implemented worldwide by wireless providers, Voice over Internet Protocol, Internet Protocol
Television, and content service providers. Our converged BSS solutions include charging and invoicing customers, interconnect billing and partner revenue management using pre-pay and post-pay schemes. Our pre-configured BSS solutions have been designed to be implemented quickly and are competitively priced.

     Since our public offering in May 1997, our ordinary shares have been listed on the NASDAQ Stock Market (symbol: MTSL). As used in this annual report, the terms "we," "us" and "our" mean Mer Telemanagement Solutions Ltd. and its subsidiaries, unless otherwise indicated.

     We have obtained a U.S. trademark registration for TABS by MER(R) and have common law rights in the trademarks TABS.IT, FACILITRAK, and PMSI, based on use of the marks in the United States. We have also acquired rights in the
TOTAL-e(TM) trademark in connection with the products we acquired from
Teleknowledge Group Ltd. in December 2004. Additionally, in connection with the assets we acquired from TelSoft Solutions, Inc. in July 2006, we have acquired the rights in the CALLTRAC(R) registered trademark and the common law trademarks and service marks TELSOFT SOLUTIONS, TELSOFT, MEGACALL, CALLTRAC LITE, MEGAPOLL,
MEGABILL, MEGABILL-BACK and MEGASYNC. All other trademarks and trade names appearing in this annual report owned by their respective holders.

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

     Except for the historical information contained in this annual report, the statements contained in this annual report are "forward-looking statements"
within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, and the Private
Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms
"anticipate," "believe," "do not believe," "expect," "plan," "intend,"
"estimate," "anticipate" and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Such forward-looking statements are also included in Item 4 -
"Information on the Company" and Item 5 - "Operating and Financial Review and
Prospects." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. "Key Information - Risk
Factors."

                                       i

                                TABLE OF CONTENTS

                                       ii

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS........70
ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.............70

PART II......................................................................70

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES....................70
ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND

ITEM 16D. EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT
          COMMITTEE..........................................................72
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED

S I G N A T U R E S..........................................................75

                                      iii

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A.   SELECTED FINANCIAL DATA

     The following selected consolidated financial data for and as of the five years ended December 31, 2006 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our audited consolidated financial statements with respect to the three years ended
December 31, 2006 and as of December 31, 2005 and 2006 appear elsewhere in this
Annual Report. Our selected consolidated financial data as of December 31, 2004,
2003 and 2002 and for the years ended December 31, 2003 and 2002 have been derived from audited consolidated financial statements not included in this
Annual Report. The selected consolidated financial data set forth below should be read in conjunction with Item 5. "Operating and Financial Review and
Prospects," and our consolidated financial statements and notes thereto included elsewhere in this annual report.

STATEMENT OF OPERATIONS DATA:

                                                                     Year Ended December 31,
                                           ---------------------------------------------------------------------------
                                               2002           2003            2004             2005            2006
                                           -----------     -----------     -----------     -----------     -----------
                                                         (in thousands, except share and per share data)

Revenues                                   $     9,787     $     9,230     $     9,413     $    11,563     $    10,484
Cost of revenues                                 1,896           1,849           2,814           3,802           3,355
                                           -----------     -----------     -----------     -----------     -----------
Gross profit                                     7,891           7,381           6,599           7,761           7,129
Selling and marketing                            3,954           3,916           6,300           4,797           3,078
Research and development, net                    2,127           1,825           2,362           4,395           3,633
General and administrative                       1,858           1,830           2,101           2,830           2,651
                                           -----------     -----------     -----------     -----------     -----------
Operating loss                                     (48)           (190)         (4,164)         (4,261)         (2,233)
Financial income (expenses), net                    (6)            130              78              53             (54)
                                           -----------     -----------     -----------     -----------     -----------
Loss before taxes on income                        (54)            (60)         (4,086)         (4,208)         (2,287)
Taxes on income                                     52             198             266              10             118
                                           -----------     -----------     -----------     -----------     -----------
Net loss before equity in earnings of
   affiliate                                      (106)           (258)         (4,352)         (4,218)         (2,405)
Equity in earnings of affiliate                    236             345             225               2             159
                                           -----------     -----------     -----------     -----------     -----------
Net loss                                   $       130     $        87     $    (4,127)    $    (4,216)    $    (2,246)
                                           ===========     ===========     ===========     ===========     ===========
Basic and diluted net loss per share       $      0.03     $      0.02     $     (0.89)    $     (0.83)    $     (0.39)
                                           ===========     ===========     ===========     ===========     ===========

Weighted average number of ordinary
shares used in computing basic net
loss per share                               4,709,796       4,617,099       4,634,413       5,092,117       5,762,311
                                           ===========     ===========     ===========     ===========     ===========
Weighted average number of ordinary
shares used in computing diluted net
loss per share                               4,709,796       4,628,249       4,634,413       5,092,117       5,762,311
                                           ===========     ===========     ===========     ===========     ===========

BALANCE SHEET DATA:

                                        As of December 31,
                         --------------------------------------------------
                          2002       2003       2004       2005       2006
                         ------     ------     ------     ------     ------
                                           (in thousands)

Working capital         $ 9,244    $ 9,437    $ 2,773    $ 2,065    $   186
Total assets             17,707     18,182     15,323     13,816     14,054
Long-term loans               8         --         --         --        583
Shareholders' equity     14,013     14,464     10,657      9,174      7,542

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
OPERATIONS COULD BE HARMED. IN THAT CASE, THE VALUE OF OUR ORDINARY SHARES COULD
DECLINE, AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS RELATING TO OUR BUSINESS AND MARKET

WE HAVE HAD A RECENT HISTORY OF OPERATING LOSSES AND MAY NOT ACHIEVE OR SUSTAIN
PROFITABILITY IN THE FUTURE.

     We have incurred operating losses in each of the last five fiscal years and we may not be able to achieve or sustain profitable operations in the future. To the extent that we continue to incur operating losses, we may not have sufficient working capital to fund our operations in the future. If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce level of expenditure. Such financing may not be available in the future, or, if available, may not be on terms satisfactory to
us.

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

     We typically ship orders for our TABS product line shortly after receipt of a purchase order and, consequently, order backlog at the beginning of any quarter has in the past represented only a small portion of that quarter's revenues. As a result, license revenues from our TABS product line in any quarter depend substantially on orders for TABS products that have been booked and shipped in that quarter. Also, we can not predict whether revenues from our
Application Suite will be recognized in any quarter because the delivery and, in some cases, the implementation of all the components of the Application Suite
(including among, other things, customer training) are dependent on the customers individual timing requirements, which can delay the completion of these orders. In addition, revenues from our billing solutions are generated by using contract accounting on a percentage of completion method and because the completion pace varies from quarter to quarter and is dependent on different variables that are out of our control, billing solutions revenues in any quarter depend on our customers' operational plans, which can delay our ability to progress and complete the projects.

     Due to all of the foregoing, we cannot predict revenues for any future quarter with any significant degree of accuracy. Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and you should not rely upon them as indications of future performance. Our revenues declined in 2006 and we may not be able to achieve or sustain revenue growth in the future.

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

WE DERIVE THE MAJORITY OF OUR REVENUES FROM TELECOMMUNICATIONS EXPENSE
MANAGEMENT SOLUTIONS, THE MARKET FOR WHICH HAS DECLINED IN RECENT YEARS.

     Until 2005, we derived substantially all of our revenues from our TABS.IT call accounting and billing products. In late 2004, we implemented a new strategy that has led to the development and introduction of our Application
Suite. The Application Suite is built on the Microsoft.Net platform and establishes a framework for us to provide customized solutions that include customer care and billing in addition to our traditional telecommunications expense management , or TEM, solutions. The main functions of our TABS.IT and prior WinTrak families of products were incorporated into the Application Suite.
In 2005, we expanded and enhanced the functionality of the Application Suite to include invoice management, which facilitates bill reconciliation and dispute management. In July 2006, we completed the acquisition of certain assets and liabilities of TelSoft Solutions, Inc., or TelSoft, a California-based provider of call accounting and TEM solutions. Despite all of the foregoing, our revenues from our TEM solutions declined each year from 1999 until 2003 and again in 2006 and revenues for these products may not grow in the future. If the market for our TEM solutions fails to grow in the future, our business, operating results and financial condition would be materially adversely affected. Our future financial performance will be dependent to a substantial degree on the successful introduction, marketing and customer acceptance of our invoice management products.

WE DEPEND ON BUSINESS TELEPHONE SYSTEM MANUFACTURERS, VENDORS AND DISTRIBUTORS
FOR OUR SALES.

     One of the primary distribution channels for our call accounting management products are private branch exchange, or PBX, original equipment manufacturers, or OEMs, and vendors who market our products to end-users in conjunction with their own products. We are highly dependent upon the active marketing and distribution efforts of our PBX OEMs. In 2004, 2005 and 2006, our three major
OEMs, Siemens Gmbh, Philips Communications Systems B.V. and Ericsson, generated together 47.0%, 42.0% and 34.0%, respectively, of our consolidated revenues. The following percentage of sales were attributable to each of these OEMs in each of the 12 months ended December 31:

                   2004           2005          2006
                   ----           ----          ----

Siemens           38.0%          36.0%          29.0%
Philips            5.0%           4.0%           4.0%
Ericsson           4.0%           2.0%           1.0%

     As these and other PBX vendors expand their product offerings to offer a wider range of newer technologies such as the Internet, Wireless Fidelity, or
WiFi, and voice over Internet protocol, or VoIP, we have enhanced our
Application Suite to accommodate these new services. In late 2004 and early
2005, we entered into partnership agreements with each of NEC Unified Solutions,
Inc. and Avaya Inc. for the integration of our products with their own products and the marketing of our integrated product. Sales of call accounting solutions by PBX manufacturers and vendors have declined markedly in the recent past, and sales through this channel may not recover. Our success will be dependent to a substantial degree on the marketing and sales efforts of such third parties in marketing and integrating our products. These third parties may not give priority to the sale of our products as an enhancement to their products.
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

IN DECEMBER 2004, WE ACQUIRED CERTAIN ASSETS AND LIABILITIES OF TELEKNOWLEDGE
GROUP LTD. AND ON JULY 31, 2006, WE ACQUIRED CERTAIN ASSETS AND LIABILITIES OF
TELSOFT SOLUTIONS, INC. AND WE MAY NOT BE ABLE TO SUCCESSFULLY EXPLOIT THE
ACQUIRED PRODUCTS.

     In December 2004, we completed the acquisition of certain assets and liabilities of Teleknowledge Group Ltd., or Teleknowledge, a provider of carrier class billing and related solutions, and on July 31, 2006, we completed the acquisition of certain assets and liabilities of TelSoft, a California corporation, a provider of call accounting and TEM solutions. The acquisition of the Teleknowledge billing solution enables us to offer an end-to-end customer care and billing solution, including pre/post paid billing, web self-care, assets management, partner management, help desk and order management modules.
These products offer a complementary solution to our own products. We believe that the acquisition of TelSoft's TEM and call accounting software will enable us to expand our TEM solutions and will assist us to strengthen our growing business in the United States. We may not be able to successfully integrate the operations of Teleknowledge and TelSoft into our business or successfully exploit the solutions that we acquired from them.

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

WE ARE SUBJECT TO RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

     We are based in Israel and generate a large percentage of our sales outside the United States. Our sales in the United States accounted for 53.0%, 52.0% and
51.1% of our total revenues for the years ended December 31, 2004, 2005 and
2006, respectively. We may not be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition will be materially and adversely affected.

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
While our revenues are generally denominated in U.S. dollars and Euro, a significant portion of our expenses are incurred in NIS. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. If we were to determine that it was in our best interests to enter into any hedging transactions in the future, we may not be able to do so or such transactions, if entered into, may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. In addition, if, for any reason, exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, our business could be adversely affected. Currency fluctuations in the future may have a material adverse effect on revenues from international sales and, consequently, on our business, operating results and financial condition.

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

WE MAY BE UNSUCCESSFUL IN OUR DEFENSE OF PENDING LITIGATION.

     In April 2000, the tax authorities in Israel issued a demand for a tax payment for the 1997-1999 period in the amount of approximately NIS 6.0 million
($1.4 million). We have appealed to the Israeli District Court in respect of such tax demand and believe that certain defenses can be raised against the demand of the tax authorities. We have made a provision in our financial statements for this tax demand for the amount deemed probable.

     If we are unsuccessful in these matters or if actual results are not consistent with our assumptions and judgments, we may be exposed to losses that could be material to our company.

OUR RESULTS MAY BE ADVERSELY AFFECTED BY COMPETITION.

     The market for telemanagement products and invoice management solutions is fragmented and is intensely competitive. Competition in the industry is generally based on product performance, depth of product line, technical support and price. We compete both with international and local competitors (including providers of telecommunications services), many of whom have significantly greater financial, technical and marketing resources than us. We anticipate continuing competition in the telemanagement products and invoice management solution market and the entrance of new competitors into the market. Our existing and potential customers, including business telephone switching system manufacturers and vendors, may be able to develop telemanagement products and services that are as effective as, or more effective or easier to use than, those offered by us. Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels. We may not be able to compete successfully against current or future competitors and that competition may have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH RAPID TECHNOLOGICAL CHANGE AND RISKS
ASSOCIATED WITH NEW VERSIONS AND NEW PRODUCTS.

     The information and telecommunication service providers market in which we compete is characterized by rapid technological change, introductions of new products, changes in customer demands and evolving industry standards. Our future success will depend upon our ability to keep pace with the technological developments and to timely address the increasingly sophisticated needs of our customers by supporting existing and new telecommunication technologies and services and by developing and introducing enhancements to our current and new products. We may not be successful in developing and marketing enhancements to our products that will respond to technological change, evolving industry standards or customer requirements, we may experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements or such enhancements may not adequately meet the requirements of the marketplace and achieve any significant degrees of market acceptance. If release dates of any new products or enhancements are delayed or, if when released, they fail to achieve market acceptance, our business, operating results and financial condition would be materially and adversely affected. In addition, the introduction or announcement of new product offerings or enhancements by us or our competitors may cause customers to defer or forgo purchases of current versions of our product, which could have a material adverse effect on our business, operating results and financial condition.

WE MAY NOT BE ABLE TO RETAIN OR ATTRACT KEY MANAGERIAL, TECHNICAL AND RESEARCH
AND DEVELOPMENT PERSONNEL WE NEED TO SUCCEED.

     Our success has largely depended and will depend in the future on our skilled professional and technical employees. The competition for these employees is intense. We may not be able to retain our present employees, or recruit additional qualified employees as we require them. The loss of any key member of our management team might significantly delay or prevent the achievement of our business or development objectives. Our ability to replace key members of our management team and hire additional skilled personnel in the future might be negatively impacted by the use of restrictive covenants in our industry and market. Any failure to attract and retain key managerial, technical and research and development personnel could have a material adverse affect on our ability to generate sales, deploy our products or successfully develop new products and enhancements.

THREE OF OUR SHAREHOLDERS ARE IN A POSITION TO CONTROL MATTERS REQUIRING A
SHAREHOLDER VOTE.

     Mr. Chaim Mer, our Chairman, and his wife, Dora Mer, our Israeli counsel, currently control the vote of approximately 35.05% of our outstanding ordinary shares, and Isaac Ben-Bassat, one of our directors, is the owner of 11.94% of our outstanding ordinary shares. As a result, such persons control and will continue to control the election of our entire Board of Directors other than our two outside directors and generally have the ability to direct our business and affairs.

WE ARE SUBJECT TO RISKS ARISING FROM PRODUCT DEFECTS AND POTENTIAL PRODUCT
LIABILITY.

     We provide free warranty and support for up to one year for end-users and up to 15 months for our OEM distributors. Our sales agreements typically contain provisions designed to limit our exposure to potential product liability or related claims. The limitation of liability provisions contained in our agreements may not be effective. Our products are used by businesses to reduce communication costs, recover charges payable by third parties, prevent abuse and misuse of telephone networks and converged BSS solutions for ITSPs, and as a result, the sale of products by us may entail the risk of product liability and related claims. A product liability claim brought against us could have a material adverse effect upon our business, operating results and financial condition. Products such as those offered by us may contain undetected errors or failures when first introduced or when new versions are released. Despite our testing and testing by current and potential customers, errors may be found in new products or releases after commencement of commercial shipments. The occurrence of these errors could result in adverse publicity, loss of or delay in market acceptance or claims by customers against us, any of which could have a material adverse effect upon our business, operating results and financial condition.

RISK FACTORS RELATED TO OUR ORDINARY SHARES

WE MAY IN THE FUTURE BE CLASSIFIED AS A PASSIVE FOREIGN INVESTMENT COMPANY, OR
PFIC, WHICH WILL SUBJECT OUR U.S. INVESTORS TO ADVERSE TAX RULES.

     Holders of our ordinary shares who are United States residents face income tax risks. There is a substantial risk that we may become a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. For U.S.
Federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or
(ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset, which produces passive income. As a result of our relatively substantial cash position at the time, we believe that we were a PFIC in certain periods over the last few years under a literal application of the asset test described above, which looks solely to the market value of our assets. We do not believe that we were a PFIC in 2006. If we are classified in the future as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

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

COMPLIANCE WITH CORPORATE GOVERNANCE REGULATIONS COULD INCREASE THE COST OF OUR
OPERATIONS.

     As a result of changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, the costs of being a public company in general have increased in recent years. The Sarbanes-Oxley Act of 2002 requires changes in some of our corporate governance and securities disclosure or compliance practices. We expect that the on-going implementation of these regulations will further increase our legal compliance costs and will make some activities more time consuming. We are presently evaluating and monitoring regulatory developments and cannot estimate the magnitude of additional costs we may incur as a result of such developments. In connection with our future implementation of Section 404 of the Sarbanes-Oxley Act of 2002,
which governs internal controls and procedures for financial reporting, we have expended and will need to further expend significant management time and financial resources to comply with the applicable requirements. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

RISKS RELATING TO OPERATIONS IN ISRAEL

CONDUCTING BUSINESS IN ISRAEL ENTAILS SPECIAL RISKS.

     We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the
State of Israel. As a result, the political, economic and military conditions affecting Israel directly influence us. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of
Israel could have a material adverse effect on our business, financial condition and results of operations.

     Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity in Israel, which began in
September 2000 and which has continued with varying levels of severity through
2006. In July 2006, an armed conflict began between Israel and Hezbollah forces in Lebanon, which involved rocket attacks on populated areas in the northern parts of Israel. On August 14, 2006, a cease-fire between Hezbollah and Israel took effect. This situation has had an adverse effect on Israel's economy, primarily in the geographical areas directly harmed by this conflict. Any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. No predictions can be made as to whether or when a final resolution of the area's problems will be achieved or the nature thereof and to what extent the situation will impact Israel's economic development or our operations.

     Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries.
Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

THE GOVERNMENT PROGRAMS AND TAX BENEFITS WE CURRENTLY PARTICIPATE IN OR RECEIVE
REQUIRE US TO MEET SEVERAL CONDITIONS AND MAY BE TERMINATED OR REDUCED IN THE
FUTURE.

     We have benefited from certain Israeli Government grants, programs and tax benefits. In late 2005 and early 2006 and 2007, we applied to the Office of the
Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for grants for our research and development projects. We received an approval for the 2005 and 2006 applications and our two 2007 applications are currently pending. The
2007 grant applications may not be approved by the Office of the Chief Scientist and we may not be able to obtain any such grants in the future. To remain eligible for these grants, programs and tax benefits, we must comply with certain conditions, including making specified investments in fixed assets from our own equity and paying royalties with respect to grants received. In addition, some of these programs restrict our ability to manufacture particular products and to transfer particular technology outside of Israel. If we do not meet these conditions in the future, the benefits we received could be canceled and we may have to refund payments previously received under these programs or pay increased taxes. The Government of Israel has reduced the benefits available under these programs in recent years and these programs and tax benefits may be discontinued or curtailed in the future.

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

PROVISIONS OF ISRAELI LAW MAY DELAY, PREVENT OR MAKE DIFFICULT OUR ACQUISITION
BY A THIRD-PARTY, WHICH COULD PREVENT A CHANGE OF CONTROL AND THEREFORE DEPRESS
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

     We are a worldwide provider of solutions for telecommunications expense management, or TEM, used by enterprises, and business support systems, or BSS, used by information and telecommunication service providers, or ITSPs. Our TEM solutions assist enterprises and organizations to make smarter choices with their telecommunications spending at each stage of the service lifecycle, including allocation of cost, proactive budget control, fraud detection, processing of payments and spending forecasting. Our TEM solutions support our clients on an ongoing basis with both sophisticated software applications and a variety of managed services relationship models. Our converged BSS solutions for
ITSPs have been successfully implemented worldwide by wireless providers, Voice over Internet Protocol, Internet Protocol Television, and content service providers. Our converged BSS solutions include applications for charging and invoicing customers, interconnect billing and partner revenue management using pre-pay and post-pay schemes. Our pre-configured BSS solutions have been designed to be implemented quickly and are competitively priced.

     Call accounting systems afford businesses easy access to complete information on telephone usage, including the dialed number, calling extension, call duration, time of day, destination, trunk line usage, cost of each call and multi-carrier analysis. We started developing the TABS line of call accounting products for the DOS operating system and have upgraded and re-written our call accounting and management systems as the industry and technology advanced providing full compatibility to support the Windows operating systems and most versions of Windows NT. As our sales of TABS were worldwide, we needed to have a flexible and easily updated set of pricing tables to accommodate the different pricing schemes and modes used worldwide and with different carriers. As enterprises expanded and required information from their remote sites, so TABS has expanded to accommodate their needs by providing multi-site solutions and supporting most business telephone switching systems currently available for sale. The TABS solutions are capable of monitoring up to 100,000 extensions. The
Application Suite provides for an unlimited number of extensions, subject to the capabilities of the customer's hardware, as well as an unlimited number of remote sites. The sites can be monitored from a browser at any point as the application is web based. Various modules were developed to service the needs of different vertical markets such as our Property Management System interface, or
PMSi, module for the hotel industry and a solution for performing tie-line reconciliation for organizations and utilities having multiple PBXs. TRAK-View, our fault management system, provides an enterprise with early warning problem detection and prevention for multi-site and multi-vendor networks including
PBXs. In 1998, we introduced IP.TRAK, a Web-based call accounting and management system that was built on the original model and principles of TABSweb. IP.TRAK was designed to harness the power of the Internet for the needs of information technology managers through its ability to access reports using a standard
Internet browser. We added additional modules to IP TRAK that could collect the information from routers, firewalls and gateways. These additional modules provided tools for a comprehensive communications management system. We were able to collect additional data from files, file transfer protocol (FTP)
servers, VoIP, and external buffers. We subsequently merged the functionality of
PBX systems and IP networks to provide a unified management solution for multiple communication platforms from different vendors supporting voice, VoIP, video and data communications. The functionality of IP TRAK was subsequently superseded by the enhanced Application Suite.

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

     During 2005, we conducted extensive research and development so that our products and solutions could operate in the high-end enterprise market. As a result, an advanced TEM module was developed, based on our Application Suite infrastructure. The modular and scalable architecture topology of our
Application Suite lends itself easily to an open platform where modules can be added and integrated seamlessly into the platform, thus allowing customers to buy such modules as they require.

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

     During 2006, we enhanced our interconnect billing solution to include a sophisticated and user-friendly rate loader, that automatically loads the rates from the various Excel sheets that service providers receive and provides a composite picture of the rates.

     In 2006, we also developed solutions for mobile phones based on a patent for which we have filed an international patent application (PCT application), which is currently pending, to track and account for calls made from a mobile phone. One of the solutions provides for reconciliation of calls made from a mobile phone independent of the service provider and is intended for enterprises to check and monitor calls made from mobile phones of their employees. Another solution, Wireless Leak Detector, is intended for service providers to ascertain that all calls made from a mobile phone have been accounted for and charged.

     Another development in 2006 was the introduction of our Invoice Management as a stand-alone solution that allows for tracking of vendors, invoices, assets and contracts both for pricing and maintenance, with the ultimate objective of reconciling the invoices for payment or dispute. The solution can be purchased by an enterprise for their own accounting, or outsourced as an Application
Service Provider (ASP).

     On July 31, 2006, we completed the acquisition of certain assets and liabilities of TelSoft, a California corporation, a provider of call accounting and TEM solutions. The TelSoft products offer a complementary solution to our products. In connection with the acquisition, we paid an initial consideration of $1.1 million and agreed to pay additional contingent consideration based on post acquisition revenue performance during the 12 month period following the acquisition. We believe that the acquisition of TelSoft's TEM and call accounting software will enable us to expand our TEM solutions and will assist us to strengthen our growing business in the United States.

     On February 6, 2006, our board of directors approved the sale of all of the shares of TABS Brazil Ltda., our wholly-owned subsidiary in Brazil, to certain
Brazilian individuals for an aggregate of $334,850. The purchase price shall be paid in 60 installments, with the first installment, in the sum of $66,972, being due and payable on January 1, 2008, and the remaining balance in equal monthly installments of $5,581 each.

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

     Telemanagement solutions have evolved from the stand-alone PC-based telephone call accounting and billing systems of the mid-1980's to local area network or LAN-based systems offering call accounting, fraud detection and fault management solutions for users with complex voice and data networks. Today, the trend is moving more and more to web-based solutions, and to converged solutions where all expenses associated with the usage of a person or device are shown in one report or invoice.

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
Information technology managers are constantly trying to justify the ever increasing expenses created by managing the enormous amount of data that is being transmitted through the Internet.

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

     In addition, other executives and operational managers are now seeking telemanagement solutions which permit them to assess how efficiently employees are using their time, monitor customer service calls, analyze the effectiveness of marketing expenditures, utilize toll-free responses to determine demographics of callers through the use of caller identification information, know who is using the network and when they are using it, and obtain additional data that aid them in management of the business.

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

     With today's greater mobility, the need to keep track of moves and changes in an organization requires the use of tools to control, manage and document these changes more effectively. The useful life of a standard cabling structure should be 15 years. This means that existing cables should be able to support an average of three upgrades of communication equipment during its lifetime, plus an average of five changes to all outlets. It is virtually impossible to achieve this performance level without maintaining accurate records reflecting all details of cabling installations.

     The continuing increase in use of cellular phones for business, during and outside working hours, has created the need to develop products that will enable an enterprise to generate a true and full record of all the calls made by its employees, including cellular calls and calls made by calling cards and other charge plans.

     Telephony over the Internet, which provides voice communications using the
Internet, is now becoming more prevalent. In conjunction with these services is
"pre-paid", which allows a customer to buy a certain amount of time (expressed as a function of money) either from the web or through the purchase of a
"scratch" card (which contains an account or personal identification number
(PIN) and units of time) and debits the account with each usage.

     Internet Protocol Television, or IPTV, digital television service delivered using the Internet Protocol over a network infrastructure, is also becoming more prevalent. For IPTV services, BSS are required to be able to offer and charge personalized rates, such as rate per content attributes, bundled package discounts and advice-of-charge according to subscriber's attributes before a service is consumed. In addition, since IPTV service providers rely heavily on revenues from direct advertising and charge the advertiser by exposures and per click, the BSS for IPTV must be able to identify such events and charge the advertiser accordingly.

PRODUCTS AND SERVICES

     We offer a range of TEM solutions for enterprises and BSS solutions for
ITSPs, based on our standard platforms which can be adjusted to specific customers' needs and requests, as well as fault management systems for networks and PBXs, and facilities management for cabling and equipment. Additionally, some of our products are geared for communications resellers and as such enable them to issue regular bills for the communications services rendered.

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

CALL ACCOUNTING AND TELECOMMUNICATIONS EXPENSE MANAGEMENT SOLUTIONS FOR
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

     APPLICATION SUITE

     The Application Suite is an integrated, customized solution to manage and control the entire communications network. The Application Suite implements and monitors real time performance and usage defined by the organization to maintain budget control, usage performance and system health, and utilized by service providers for converged pre and post paid billing. The system's flexible architecture enables organizations to effectively manage their entire billing process, adding on capabilities as their business grows, in accordance with customer's requests, special projects or market trends. Utilizing its web-based user centric capabilities, the platform provides its users, including administrators, employees, and customers, with a single easy-to-use interface self provisioning customer care, while guaranteeing corporate security via the different authentication levels.

     The main functions of the TABS.IT and our prior WinTRAK family of products were incorporated into the Application Suite solution, which supersedes these solutions. In addition, budget control monitoring modules were added to the
Application Suite solution to verify that the extensions, departments, cost centers operate within budget, and a credit limit may be assigned.

     In 2005, we enhanced and expanded our Application Suite to include an invoice management module. This new module checks the rates billed by the service provider against the contracted rates and also reconciles an organization's telecommunications bills reflecting the usage reported by the service provider with the actual usage recorded by the Application Suite.
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

BILLING SOLUTIONS

     In today's growing telecommunication services world, operators and service providers must have full control and real-time monitoring capabilities of their expenses and revenues associated with the services provided. To achieve that, telecommunication BSS need to manage all aspects of their business, primarily in three main areas:

     o    Retail Billing - settlement with the end customer (business or residential) who purchases and consumes the services. Services may be consumed by either online or offline charging methods (supporting postpaid and prepaid scenarios).

     o    Partner Settlement - settlement of all value added services, or VAS, provided (such as content SMS/MMS, pay-by-mobile services and location-based advertising services). The settlement involves the support of advance business models, such as revenue sharing between the operator/service provider and VAS provider based on the end customer's consumption.

     o    Interconnect Settlement - settlement between the operator / service provider and other local or international carriers for the traffic which is transferred between them. The basic goal of an interconnect solution is to produce an invoice for the calls you have delivered for another operator and to validate the invoices received from other operators for the calls they have delivered for you. We believe that obtaining interconnect agreements is essential for new entrants that cannot deliver services without other networks to complete their calls.

     To efficiently manage the foregoing business requirements, operational and economical wise, carriers and service providers require a convergent billing platform. This kind of platform should simplify the way in which an operator and service provider settles invoices with its customers and interconnects with value added partners.

     Our IPTV solution meets market requirements and may be installed side-by-side with legacy systems and may provide an economic solution to new providers of virtual IPTV services. We believe that partnering with network vendors and system integrators is the most advantageous means to generate sales and to focus our resources on product marketing and software development.

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

     Our support staff installs our call accounting products at end-user locations, if required, from offices in Israel, the United States, Hong Kong, the Netherlands and Brazil. Our TEM products and BSS solutions are installed by our support staff at the and user locations or remotely from our offices in
Israel, the United States, Hong Kong, the Netherlands and Brazil. Customers who
maintain their own technical staffs are generally able to install our call accounting products themselves. We charge our customers a fee for each installation performed by our employees. Our distributors are responsible for the installation and support of our products with respect to their end-user customers.

SALES AND MARKETING

     We market our TEM products in over 80 countries worldwide through OEM distribution channels and our own direct sales force in the United States,
Europe, Israel, Hong Kong and Brazil, and through a network of local distributors in these and various other countries in Europe, Asia, Africa and
Latin America. We market our BSS solutions for ITSPs through next generation telecommunications network solutions suppliers and our own direct sales force.
We employed 20 persons in sales and marketing and 29 persons in support as of
December 31, 2006, as compared to 18 persons in sales and marketing and 30 persons in support as of December 31, 2005.

     With the acquisition of IntegraTRAK in April 2000, our marketing efforts in
North America were significantly increased. This also enabled us to acquire additional Fortune 500 companies as our customers. We also sell our products to business telephone switching systems manufacturers and vendors, distributors and
PTTs. Since 1985, over 70,000 TABS call accounting products have been sold, many of which have been sold to large organizations. In addition, as customers move to consolidate the management of their multi-site telecommunications activities, we intend to capitalize on our initial successes with our customers and expand the use of our products by offering these organizations the added capabilities of expanding and monitoring on the web. By acquiring the FaciliTRAK software in
March 2002, we gained access to a whole new realm of opportunities and we now are able to offer a complete solution to the high-end market sector. With the acquisition of TelSoft in July 2006, our marketing efforts in North America increased. The purchase of TelSoft has enabled us to increase our customer base.

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
LG and Panasonic. We have also entered into an agreement with Airspan and another major global manufacturer with respect to our billing products. In addition, we work with gateway providers such as Cisco, Mera, ArelNet and
RADVision. The percentages of sales attributable to our three largest OEM customers, Siemens, Philips and Ericsson, in each of the three years ended
December 31, 2006 are as follows:

                  2004           2005            2006
                  ----           ----            ----

Siemens           38.0%          36.0%          29.0%
Philips            5.0%           4.0%           4.0%
Ericsson           4.0%           2.0%           1.0%

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

     PTTS. We also market our products to PTTs (post, telephone and telegraph authorities) who integrate our solutions with the telephone systems they sell or lease to their customers. Among the PTTs who sell our products are Telecom
Italy, Cable and Wireless, Trinidad PTT and Hong Kong Telecom.

     STRATEGIC RELATIONSHIPS. As part of our marketing strategy, we attempt to develop and establish new strategic relationships with manufacturers of voice and data communication systems and IP based equipment as means of entering new markets and channels. We are also continuing our relationship with RADVision, a recognized IP technology leader. Together with RADVision, we offer solutions consisting of RADVision's Gatekeeper and our advanced web-based call management solution. We also signed an agreement with Cisco, pursuant to which Cisco will certify the use of our VoIP solution in their CallManager call processing software, a key component of Cisco's AVVID (Architecture for Voice, Video and
Integrated Data). Our software provides validated reports on call records, start time, duration, and origin and final destination. Additional features include the ability to allocate usage-sensitive call costing and, using an integrated fraud module, detect unauthorized or inappropriate system access.

     OTHER MARKETING ACTIVITIES. We are conducting a wide range of marketing activities aimed at generating awareness and leads, including public relations, attendance at trade shows and exhibitions, user conferences, direct mail, response mail and seminars. We have joined alliances with strategic partners such as Avaya, Alcatel and Cisco. We regularly advertise our products in prominent trade publications, and we also participate in major regional and international technology and communications trade shows, forums, and fairs worldwide. These activities are intended both to generate leads and maintain the general public awareness of our products. We maintain our website, allowing for correspondence and queries from new potential customers as well as promoting support for our existing customer base.

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

INTELLECTUAL PROPERTY RIGHTS

     We rely upon a combination of security devices, copyrights, trademarks, patents, trade secret laws, confidentiality procedures and contractual restrictions to protect our rights in our products. In 2005, we filed an international patent application (PCT application), which is currently pending, relating to a mobile verification technique that verifies mobile phone usage against the bill received from the service provider. Our policy has been to pursue copyright protection for our software and related documentation and trademark registration of our product names. Some of our products have the added protection afforded by a hardware component which has embedded software that it is difficult to misappropriate. In addition, our key employees and independent contractors are required to sign non-disclosure and confidentiality agreements.
All of the intellectual property rights with respect to our current products are held by Mer Telemanagement Solutions Ltd.

     Our trademark rights include rights associated with the use of our trademarks and rights obtained by registration of our trademarks. We have obtained trademark registrations in Israel and the United States. The use and registration rights of our trademarks does not ensure that we have superior rights over other third parties that may have registered or used identical related marks on related goods or services. Trademark rights are territorial in nature; therefore we do not have rights in all jurisdictions.

     We believe that, because of the rapid pace of technological change in the communication industry, the legal protections for our products are less significant factors in our success than the knowledge, ability and experience of our employees, the frequency of product enhancements and the timeliness and quality of support services provided by us.

C.   ORGANIZATIONAL STRUCTURE

     Our wholly owned subsidiaries in the United States, Hong Kong, the
Netherlands and Brazil, MTS IntegraTRAK Inc., MTS TelSoft Inc., MTS Asia Ltd.,
JARAGA B.V. and TABS Brazil Ltda., respectively, act as marketing and customer service organizations in those countries. Our 50% owned affiliate in Spain,
Jusan S.A., is engaged in the development, manufacture, assembly, sales, distribution and maintenance of vocal server and call billing applications.

D.   PROPERTY, PLANTS AND EQUIPMENT

     Our executive offices and research and development facilities are located at 22 Zarhin Street, Ra'anana, Israel, where we occupy approximately 16,300 square feet. The lease, which expires on June 15, 2010, has an annual rental charge of approximately $400,000. We have subleased approximately 4,400 square feet of this space until June 15, 2010 for an annual rental charge of approximately $100,000.

     Our U.S. subsidiary occupies approximately 2,314 square feet of space in
Kirkland, Washington. The lease, which will expire in October 2008, has an annual rental charge of approximately $51,000.

     In addition, we have an office in New Jersey, where we occupy approximately
2,150 square feet of space. The lease, which will expire in July 31, 2007, has a remaining obligation of approximately $14,000.

     We also have an office in Glendale, California, where we occupy approximately 2,340 square feet of space. The lease is on a month-to-month basis for a rental fee of $4,267 per month.

     The combined total annual rental cost for our Hong Kong and Sao Paulo offices is approximately $43,000. The lease agreements for these premises will expire in October 2007 and August 2008, respectively.

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

     We have wholly-owned subsidiaries in the United States, Hong Kong, the
Netherlands and Brazil, MTS IntegraTRAK Inc., MTS TelSoft Inc., MTS Asia Ltd.,
JARAGA B.V. and TABS Brazil Ltda., respectively, which act as marketing and customer service organizations in those countries. We also have a 50% owned affiliate in Spain, Jusan S.A., which is engaged in the development, manufacture, assembly, sales, distribution and maintenance of vocal server and call billing applications.

OVERVIEW

     We are a worldwide provider of solutions for TEM used by enterprises and
BSS used by ITSPs. Our TEM solutions assist enterprises and organizations to make smarter choices with their telecommunications spending at each stage of the service lifecycle, including allocation of cost, proactive budget control, fraud detection, processing of payments and spending forecasting. Our TEM solutions support our clients on an ongoing basis with both sophisticated software applications and a variety of managed services relationship models. Our converged BSS solutions for ITSPs have been successfully implemented worldwide by wireless providers, Voice over Internet Protocol, Internet Protocol
Television, and content service providers. Our converged BSS solutions include applications for charging and invoicing customers, interconnect billing and partner revenue management using pre-pay and post-pay schemes. Our pre-configured BSS solutions have been designed to be implemented quickly and are competitively priced.

     On July 31, 2006, we completed the acquisition of certain assets and liabilities of TelSoft, a California corporation, a provider of call accounting and TEM products. The TelSoft products offer a complementary solution to our products. In connection with the acquisition, we paid an initial consideration of $1.1 million and agreed to pay additional contingent consideration based on post acquisition revenue performance during the 12 month period following the acquisition. We believe that the acquisition of TelSoft's TEM and call accounting software will enable us to expand our TEM solutions and will assist us to strengthen our growing business in the United States.

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

     REVENUE RECOGNITION. We account for our revenue in accordance with the provisions of SOP No. 97-2, "Software Revenue Recognition," issued by the
American Institute of Certified Public Accountants and as amended by SOP No.
98-9 and related interpretations. When an arrangement does not require significant production, modification or customization of software or does not contain services considered to be essential to the functionality of the software, revenue is recognized when the following four criteria are met:

     o    Persuasive evidence of an arrangement exists. We require evidence of an agreement with a customer specifying the terms and conditions of the products or services to be delivered typically in the form of a purchase order or the customer's signature on our proposal;

     o    Delivery has occurred. For software licenses, delivery takes place when the software is installed on site or remotely or is shipped via mail on a compact disc or server. For services, delivery takes place as the services are provided;

     o    The fee is fixed or determinable. Fees are fixed or determinable if they are not subject to a refund or cancellation and do not have payment terms that exceed our customary payment terms; and

     o    Collection is probable. We perform a credit review of all customers with significant transactions to determine whether a customer is credit worthy and collection is probable.

     In general, revenue for transactions that do not involve software customization or services considered essential to the functionality of the software is recognized as follows: (i) software license fees for sales through
OEMs are recognized upon receipt of license activity reports; (ii) all other software license fees are recognized upon delivery of the software; (iii)
software maintenance and technical support are recognized ratably over the contract term; and (iv) consulting, training and other similar services are recognized as the services are performed.

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

     Many of our software arrangements involve multiple elements. Such elements typically include any or all of the following: software licenses, software maintenance, technical support and training services. For multiple-element arrangements that do not involve significant modification or customization of the software and do not involve services that are considered essential to the functionality of the software, we allocate value to each undelivered element based on vendor specific objective evidence, or VSOE, of the fair value of each undelivered element in the arrangement, in accordance with the "residual method"
prescribed by SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue
Recognition With Respect to Certain Transactions." The VSOE used by us to allocate the sales price to support services and maintenance is based on the renewal rate charged when these elements are sold separately. License revenues are recorded based on the residual method. Under the residual method, revenue is recognized for the delivered elements when (i) there is VSOE of the fair values of all the undelivered elements, and (ii) all revenue recognition criteria of
SOP No. 97-2, as amended, as described above, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

     Revenues from billing products which involve significant customization of our software to customer specific specifications are recognized in accordance with SOP No. 81-1, "Accounting for Performance of Construction-Type and Certain
Production-Type Contracts," using contract accounting on a percentage of completion method, over the period from signing of the license through to customer acceptance in accordance with the "input method." The amount of revenue recognized is based on the total license fees under the license agreement and the percentage to completion achieved. The percentage to completion is measured by monitoring progress using records of actual costs incurred to date in the project compared with the total estimated project requirements. Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology and are reviewed and updated regularly by management.

     Where arrangements recognized according to SOP No. 81-1 involve maintenance and support services, revenues are recognized according to Emerging Issues Task
Force, or EITF, Issue No. 00-21, "Revenues Arrangements with Multiply
Deliveries," or EITF 00-21. According to EITF 00-21, a multiple-element arrangement (an arrangement that involves the delivery or performance of multiple products, services and/or rights to use assets) is separated into more than one unit of accounting, if the functionality of the delivered element is not dependent on the undelivered element, there is VSOE of fair value of the undelivered element and delivery of the delivered element represents the culmination of the earnings process for this element. We have established VSOE for maintenance and support services based on the renewal rate that will be charged when these elements are sold separately and therefore the arrangement consideration is allocated to maintenance and support services based on their relative VSOE.

     After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2006, no such estimated losses were identified.

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

     INCOME TAXES. Estimates and judgments are required in the calculation of certain tax liabilities and in the determination of the recoverability of certain of the deferred tax assets, which arise from net operating losses tax carryforwards and temporary differences between the tax and financial statement recognition of revenue and expense. Statement of Financial Accounting Standards, or SFAS, No. 109, "Accounting for Income Taxes," also requires that the deferred tax assets be reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods.

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

     Based on estimates of future taxable profits and losses in certain foreign tax jurisdictions, we determined that a valuation allowance of $2.9 million was required for tax loss carryforwards and other temporary differences as of
December 31, 2006. If these estimates prove inaccurate, a change in the valuation allowance could be required in the future.

     CONTINGENCIES. We are involved in legal proceedings and other claims from time to time. We are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for any contingencies are made after careful analysis of each individual claim. The required reserves may change due to future developments in each matter or changes in approach, such as a change in the settlement strategy in dealing with any contingencies, which may result in higher net loss. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material. See "Item 8A. Financial Information - Consolidated Statements and
Other Financial Information - Legal Proceedings."

     IMPAIRMENT OF LONG-LIVED ASSETS. We review our long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.
Factors that could indicate an impairment include significant underperformance of the asset as compared to historical or projected future operating results, significant changes in the actual or intended use of the asset, or significant negative industry or economic trends. When we determine that the carrying value of an asset may not be recoverable, the related estimated future undiscounted cash flows expected to result from the use and eventual disposition of the asset are compared to the carrying value of the asset. If the sum of the estimated undiscounted future cash flows is less than the carrying amount, we record an impairment charge based on the difference between the carrying value of the asset and its fair value, which we estimate based on discounted expected future cash flows. In determining whether an asset is impaired, we must make assumptions regarding recoverability of costs, estimated future cash flows from the asset, intended use of the asset and other related factors. If these estimates or their related assumptions change, we may be required to record impairment charges for these assets. As of December 31, 2006, no impairment losses have been identified.

     GOODWILL. We have recorded goodwill as a result of acquisitions. Goodwill is not amortized, but rather is subject to an annual impairment test. Statement of Financial Accounting Standard, or SFAS, No. 142 requires goodwill to be tested for impairment at least annually or between annual tests if certain events or indicators of impairment occur. The impairment test consists of a comparison of the fair value of goodwill with its carrying amount. If the carrying amount of goodwill exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Goodwill is tested for impairment at the reporting unit level by a comparison of the fair value of a reporting unit with its carrying amount. We have elected to perform our analysis of goodwill at the end of the third quarter of the year. During 2004, 2005 and
2006, no impairment losses were identified.

RESULTS OF OPERATIONS

     The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

                                                     Year Ended December 31,
                                                    -------------------------
                                                    2004      2005       2006
                                                    -----     -----     -----
Revenues
Product sales                                        75.1%     66.0%     71.7%
Services                                             24.9      34.0      28.3
                                                    -----     -----     -----
Total revenues                                      100.0%    100.0%    100.0%
Cost of revenues
Product sales                                        25.6      25.7      25.1
Services                                              4.3       7.2       6.9
                                                    -----     -----     -----
Total cost of revenues                               29.9      32.9      32.0
Gross profit                                         70.1      67.1      68.0
Selling and marketing                                66.9      41.5      29.4
Research and development, net                        25.1      38.0      34.7
General and administrative                           22.3      24.5      25.3
                                                    -----     -----     -----
Operating loss                                      (44.2)    (36.9)    (21.4)
Financial income (expenses), net                      0.8       0.5      (0.5)
                                                    -----     -----     -----
Loss before taxes on income                         (43.4)    (36.4)    (21.9)
Taxes on income                                       2.8       0.1       1.1
                                                    -----     -----     -----
Net loss before equity in earnings of affiliate     (46.2)    (36.5)    (23.0)
Equity in earnings of affiliate                       2.4       0.0       1.5
                                                    -----     -----     -----
Net loss                                            (43.8)%   (36.5)    (21.5)
                                                    =====     =====     =====

YEARS ENDED DECEMBER 31, 2006 AND 2005

     REVENUES FROM PRODUCTS AND SERVICES. Revenues consist primarily of software license fees sales, hardware sales and revenues from services, including service bureau, maintenance, training, professional services and support. Revenues decreased by 9.3% to $10.48 million for the year ended December 31, 2006 from
$11.56 million for the year ended December 31, 2005. Revenues from our wholly-owned U.S. subsidiary, MTS IntegraTRAK, decreased by 11.4% to $5.35 million, or 51.1% of our total revenues, for the year ended December 31, 2006 from $6.04 million, or 52.3% of our total revenues, for the year ended December
31, 2005. The decrease in revenues in 2006 is primarily attributable to a longer sales cycle for our solutions during the year ended December 31, 2006 compared with the year ended December 31, 2005. We anticipate that our revenues will slightly increase in 2007.

     COST OF REVENUES FROM PRODUCTS AND SERVICES. Cost of revenues consists primarily of (i) production costs (including hardware, media, packaging, freight and documentation); (ii) certain royalties and licenses payable to third parties
(including the Office of the Chief Scientist of the Ministry of Industry, Trade
and Labor of the State of Israel), (iii) professional services costs; and (iv)
warranty and support costs for up to one year for end-users and up to 15 months for our OEM distributors. Cost of revenues decreased by 11.8% to $3.34 million for the year ended December 31, 2006 from $3.80 million for the year ended
December 31, 2005. The decrease in cost of revenues is consistent with the decrease in revenues and principally a result of a reduction in the number of employees in professional services and technical support departments.

     RESEARCH AND DEVELOPMENT, NET. Research and development expenses, net consist primarily of salaries of employees engaged in on-going research and development activities, outsourcing subcontractor development and other related costs, net of grants that were approved by the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel. Research and
development, net expenses decreased by 17.3% to $3.63 million for the year ended
December 31, 2006 (net of the grant from the Office of the Chief Scientist in the amount of $578,000) from $4.40 million for the year ended December 31, 2005
(net of the grant from the Office of the Chief Scientist in the amount of
$130,000). The decrease in research and development, net expenses is primarily attributable to the reduction in the number of employees engaged in research and development and the increase in the participation of the Office of the Chief
Scientist in 2006. We expect that our research and development expenses will slightly decrease in 2007.

     SELLING AND MARKETING. Selling and marketing expenses consist primarily of costs relating to sales representatives and their travel expenses, trade shows and marketing exhibitions, advertising and presales support. Selling and marketing expenses decreased by 35.8% to $3.08 million for the year ended
December 31, 2006 from $4.80 million for the year ended December 31, 2005. The decrease in selling and marketing expenses is primarily attributable to our reliance on establishing and maintaining partnerships with leading OEMs and vendors for various initiatives and a reduction in the number of our selling and marketing personnel.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, professional fees and office maintenance and administrative costs. General and administrative expenses decreased by 6.3% to
$2.65 million for the year ended December 31, 2006 from $2.83 million for the year ended December 31, 2005. The decrease in general and administrative expenses is primarily attributable to the decrease in expenses associated with the integration of the activity of Teleknowledge Group Ltd., or Teleknowledge, that were incurred in the year ended December 31, 2005.

     FINANCIAL INCOME (EXPENSES), NET. Financial income (expenses), net consists primarily of gains on marketable securities, interest income on bank deposits, bank commissions, bank interest and foreign currency translation adjustments.
Financial expenses for the year ended December 31,2006 were $54,000 compared to financial income of $53,000 for the year ended December 31,2005. The decrease in our financial income for the year ended December 31, 2006 is primarily attributable to the decrease in our holdings of cash and cash equivalents, interest paid on a bank loan and decrease in gains on marketable securities.

     TAXES ON INCOME. Our tax expenses were $118,000 for the year ended December
31, 2006, compared to tax expenses of $10,000 for the year ended December 31,
2005. The increase in taxes on income expenses is primarily attributable to a tax reserve that we established in 2006 for possible tax liabilities relating to prior years.

     EQUITY IN RESULTS OF AFFILIATE. We recognize income and loss from the operations of our 50%-owned affiliate, Jusan S.A. For the year ended December
31, 2006 and 2005, we recognized income of $159,000 and $2,000, respectively.

YEARS ENDED DECEMBER 31, 2005 AND 2004

     REVENUES FROM PRODUCTS AND SERVICES. Revenues increased by 22.8% to $11.56 million for the year ended December 31, 2005 from $9.41 million for the year ended December 31, 2004. In 2005, the revenues from our wholly owned U.S.
subsidiary, MTS IntegraTRAK, increased by 22% from the year ended December 31,
2004 and accounted for 52.3% of our total revenues. The increase in revenues in
2005 was primarily attributable to revenues from billing solutions that were based on the technology that we acquired from Teleknowledge and revenues from sales of our new telemanagement solutions.

     COST OF REVENUES FROM PRODUCTS AND SERVICES. Cost of revenues increased by
35.1% to $3.80 million for the year ended December 31, 2005 from $2.81 million for the year ended December 31, 2004. This increase in cost of revenues corresponds with the increase in revenues and was primarily a result of the change in our product mix from "shelf products" to customized telecommunications equipment manufacturer products and billing solutions.

     RESEARCH AND DEVELOPMENT, NET. Research and development, net expenses increased by 86.1% to $4.40 million for the year ended December 31, 2005 (net of the grant from the Office of the Chief Scientist in the amount of $130,000) from
$2.36 million for the year ended December 31, 2004 (after the capitalization of
$386,000 of software development costs). The increase in research and development, net expenses was primarily due to the continued integration of
Teleknowledge's research and development group, as well as to our continuing investment in product development.

     SELLING AND MARKETING. Selling and marketing expenses decreased by 23.9% to
$4.80 million for the year ended December 31, 2005 from $6.30 million for the year ended December 31, 2004. The decrease in selling and marketing expenses is primarily attributable to our reliance on establishing and maintaining partnerships with leading OEMs and vendors for various initiatives and a reduction in the number of our selling and marketing personnel.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses increased by 34.7% to $2.83 million for the year ended December 31, 2005 from $2.10 million for the year ended December 31, 2004. The increase in general and administrative expenses was primarily attributable to the increase in our overall activity.

     FINANCIAL INCOME, NET. Financial income, net decreased by 32.1% to $53,000 for the year ended December 31, 2005 from $78,000 for the year ended December
31, 2004. In the year ended December 31, 2005, our interest income was negatively affected by the decrease in our holdings of cash and cash equivalents and by foreign currency translation adjustments expenses. These expenses were offset in part by gains on marketable securities, net in the amount of $81,000.

     TAXES ON INCOME. Our taxes on income were $10,000 for the year ended
December 31, 2005, compared to $266,000 for the year ended December 31, 2004.
Most of our taxes in 2004 were the result of our provision for the Israeli tax authorities' demand for tax payment for the 1997-1999 period. We made a provision in our financial statements for this tax demand for the amount deemed probable.

     EQUITY IN RESULTS OF AFFILIATE. We recognize income and loss from the operations of our 50%-owned affiliate, Jusan S.A. For the year ended December
31, 2005 and 2004, we recognized income of $2,000 and $225,000, respectively.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth certain unaudited quarterly financial information for each of the eight fiscal quarters ended December 31, 2006, in dollars and as a percentage of revenues. In management's opinion, this data has been prepared on a basis consistent with our audited consolidated financial statements included elsewhere in this annual report and include all necessary adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the unaudited information for the quarters presented. The operating results for any quarter are not necessarily indicative of results that we might achieve for any future periods.

                                                                             For the Three Month Periods Ended
                                  ---------------------------------------------------------------------------------------------------------------------------
                                    Mar. 31,        Jun. 30,       Sept. 30,        Dec. 31,       Mar. 31,        Jun. 30,        Sept. 30,       Dec. 31,
                                     2005             2005           2005            2005            2006            2006            2006            2006
                                  -----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------

Revenues                          $     2,726     $     2,812     $     3,013     $     3,012     $     2,814     $     2,704     $     2,652     $     2,314
Cost of revenues                          887           1,006           1,061             848             934             894             813             714
                                  -----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------
Gross profit                            1,839           1,806           1,952           2,164           1,880           1,810           1,839           1,600
                                  -----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------
Selling and marketing                   1,527           1,370             984             916             830             753             814             681
Research and development, net           1,294           1,030           1,118             953           1,060             898             915             760
General and administrative              1,045             677             588             520             578             630             746             697
Operating expenses                      3,866           3,077           2,690           2,389           2,468           2,281           2,475           2,138
                                  -----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------
Operating loss                         (2,027)         (1,271)           (738)           (225)           (588)           (471)           (636)           (538)
Financial income (expense), net            21              83              (6)            (45)             37             (26)            (60)             (5)
Other income (loss), net                   --              --              (2)              2              --              --              --              --
                                  -----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------
Loss before taxes on income            (2,006)         (1,188)           (746)           (268)           (551)           (497)           (696)           (543)
Taxes on income                            --              --              --              10               3              --              --             115
                                  -----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------
Net loss before equity in
   results of affiliate                (2,006)         (1,188)           (746)           (278)           (554)           (497)           (696)           (658)
Equity in results of affiliate            (28)             39              48             (57)             69              49              52             (11)
                                  -----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------
Net loss                          $    (2,034)    $    (1,149)    $      (698)    $      (335)    $      (485)    $      (448)    $      (644)    $      (669)
                                  ===========     ===========     ===========     ===========     ===========     ===========     ===========     ===========
Basic and diluted net loss per
share                             $     (0.44)    $     (0.24)    $     (0.13)    $     (0.06)    $     (0.08)    $     (0.08)    $     (0.11)    $     (0.12)
Weighted average number of
   ordinary shares used in
   computing basic net loss per
   share                            4,638,004       4,712,561       5,306,565       5,724,504       5,744,864       5,763,845       5,765,289       5,773,845
Weighted average number of
ordinary shares used in
computing diluted net loss per
share                               4,638,004       4,712,561       5,306,565       5,724,504       5,744,864       5,763,845       5,765,289       5,773,845

Revenues                                100.0%          100.0%          100.0%          100.0%          100.0%          100.0%          100.0%          100.0%
Cost of revenues                         32.5            35.8            35.2            28.2            33.2            33.1            30.7            30.9
                                  -----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------
Gross profit                             67.5            64.2            64.8            71.8            66.8            66.9            69.3            69.1
                                  -----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------
Selling and marketing                    56.0            48.7            32.7            30.4            29.5            27.8            30.7            29.4
Research and development, net            47.5            36.6            37.1            31.6            37.7            33.2            34.5            32.8
General and administrative               38.3            24.1            19.5            17.3            20.5            23.3            28.1            30.1
Operating expenses                      141.8           109.4            89.3            79.3            87.7            84.3            93.3            92.3
                                  -----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------
Operating  loss                         (74.3)          (45.2)          (24.5)           (7.5)          (20.9)          (17.4)          (24.0)          (23.2)
Financial income (expense), net           0.8             3.0            (0.2)           (1.5)            1.3            (1.0)           (2.3)           (0.2)
Other income (loss), net                    -               -            (0.1)            0.1               -               -               -               -
                                  -----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------
Loss before taxes on income             (73.5)          (42.2)          (24.8)           (8.9)          (19.6)          (18.4)          (26.3)          (23.4)
Taxes on income                             -               -               -             0.3             0.1               -               -             5.0
                                  -----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------
Net loss before equity in
   results of affiliate                 (73.5)          (42.2)          (24.8)           (9.2)          (19.7)          (18.4)          (26.3)          (28.4)
Equity in results of affiliate           (1.0)            1.4             1.6            (1.9)            2.5             1.8             2.0            (0.5)
                                  -----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------
Net loss                                (74.6)%         (40.8)%         (23.2)%         (11.1)%         (17.2)%         (16.6)%         (24.3)%         (28.9)
                                  ===========     ===========     ===========     ===========     ===========     ===========     ===========     ===========

SEASONALITY

     Our operating results are generally not characterized by a seasonal pattern except that our volume of sales in Europe is generally lower in the summer months.

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

                                                               Israeli inflation
  Year ended     Israeli inflation        NIS devaluation        adjusted for
  December 31,         rate %                  rate %            devaluation %
  ------------         ------                  ------            -------------

     2002               6.5                     7.3                  (0.7)
     2003              (1.9)                   (7.6)                  6.2
     2004               1.2                    (1.6)                  2.8
     2005               2.4                     6.8                  (4.1)
     2006              (0.1)                   (8.2)                  8.8

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

POLITICAL CONDITIONS

     Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity in Israel, which began in
September 2000 and which has continued with varying levels of severity through
2006. In July 2006, an armed conflict began between Israel and Hezbollah forces in Lebanon, which involved rocket attacks on populated areas in the northern parts of Israel. On August 14, 2006, a cease-fire between Hezbollah and Israel took effect. This situation has had an adverse effect on Israel's economy, primarily in the geographical areas directly harmed by this conflict. Any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. No predictions can be made as to whether or when a final resolution of the area's problems will be achieved or the nature thereof and to what extent the situation will impact Israel's economic development or our operations.

     Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries.
Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

EFFECTIVE CORPORATE TAX RATE

     Israeli companies are generally subject to income tax on their taxable income. The applicable rate for 2006 was 31%, which was reduced to 29% in 2007, and will be further reduced to 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

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

ADOPTION OF NEW ACCOUNTING STANDARD

ACCOUNTING FOR EQUITY-BASED COMPENSATION

     Effective January 1, 2006, we adopted Financial Accounting Standards Board, or FASB, SFAS No. 123 (revised 2004), "Share-Based Payment," or SFAS No. 123(R).
SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, "Accounting
for Stock Issued to Employees," or APB No. 25, and related interpretations, and amends FASB SFAS No. 95, "Statement of Cash Flows." Generally, the approach in
SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS
123(R) requires all equity-based payments to employees, including grants of employee stock options, to be recognized in the statement of income based on their fair values. Pro-forma disclosure is no longer an alternative. In 2006, we recognized equity-based compensation expense under SFAS 123(R) in the amount of
$210,000.

     As of December 31, 2006, we had $209,000 of unrecognized compensation expense related to non-vested stock options. For options granted before January
1, 2006 and which had graded vesting, we recognized compensation expenses based on the accelerated attribution method over the requisite service period of each of the awards. Forfeitures were accounted for as they occurred, but have been estimated with the adoption of SFAS 123(R) for those awards not yet vested. For options granted after January 1, 2006, we recognize compensation costs using the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures, and for stock options granted before adoption of
FAS 123(R) we use the accelerated method. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

     We adopted SFAS 123(R) using the modified prospective method. Under this transition method, compensation costs recognized in 2006 include (a)
compensation costs for all stock-based payments granted prior to, but that had not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the pro-forma provisions of SFAS 123, adjusted for the effect of estimating forfeitures, and (b) compensation costs for the equity-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with SFAS 123(R). Our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). We selected the Black-Scholes option pricing model as the most appropriate fair value method for our stock-options awards and value restricted stock based on the market value of the underlying shares at the date of grant.

     As a result of adopting SFAS 123(R) on January 1, 2006, our income before income taxes for 2006 is $144,000 lower than if we had continued to account for equity-based compensation under APB No. 25. Basic and diluted earning per share for 2006 is $0.03 lower than if we had continued to account for equity-based compensation under APB No. 25.

     The fair value for options granted in 2004, 2005 and 2006 is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

                                     Year ended December 31,
                               -----------------------------------
 Employee Stock Options        2004            2005           2006
 ----------------------        ----            ----           ----

Expected volatility            71.8%          56.9%          74.5%
Risk-free interest              2.0%           3.9%           4.6%
Dividend yield                  0.0%           0.0%           0.0%
Expected life (years)           2.2            4              4

RECENTLY ISSUED ACCOUNTING STANDARDS

     In July 2006, the FASB issued FASB Interpretation No. 48 "Accounting for
Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109," or FIN
48. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (when the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement. FIN 48 applies to all tax positions related to income taxes subject to the FASB SFAS No. 109,
"Accounting for income taxes". This includes tax positions considered to be
"routine" as well as those with a high degree of uncertainty. FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. We are currently evaluating the effect of the adoption of FIN 48 on our financial statements.

     In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements,"
or SFAS No. 157. SFAS No. 157 provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No.
123(R) and related interpretations. SFAS No. 157 does not apply to accounting standards that require or permit measurement similar to fair value but are not intended to measure fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of adopting SFAS No. 157.

     In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for
Financial Assets and Financial Liabilities," or SFAS No. 159. SFAS No. 159
provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The Standard's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. We are currently evaluating the impact of adopting SFAS No. 159.

B.   LIQUIDITY AND CAPITAL RESOURCES

     On December 31, 2006, we had $1.5 million in cash and cash equivalents,
$100,000 in short-term bank deposits, $159,000 in marketable securities and working capital of $186,000 compared to $3.2 million in cash and cash equivalents, $0 in short-term bank deposits, $132,000 in marketable securities and working capital of $2.1 million on December 31, 2005. The decrease in cash and cash equivalents and working capital at December 31, 2006 was primarily due to our losses in 2006.

     In order to finance the acquisition of TelSoft in July 2006, we obtained a loan from Bank Hapoalim in the amount of approximately $1 million. The loan principal will be repaid in 12 equal monthly installments commencing August 31,
2007. The loan bears annual interest at a rate of the monthly LIBOR + 2%, payable on a monthly basis on the outstanding loan amount commencing August 31,
2006. Under the loan agreement, we are required to comply with the following covenants: (i) the ratio between shareholders equity and total shareholders equity and liabilities may not be less than 40% and in no event may our shareholders equity decrease below $ 5,000 thousand; (ii) we must generate operating income for each of the two subsequent quarters commencing the second quarter of 2007 and onwards; and (iii) our cash and cash equivalents may not decrease below $1 million at any given time. To secure the loan, we granted the
Bank a floating charge on all of our current and long term assets and a fixed charge on our goodwill and on authorized but not outstanding shareholders equity.

     On August 10, 2005, we raised $2.8 million (before issuance costs) in a private placement of 937,500 ordinary shares to institutional and private investors. The private placement also involved the acquisition by the investors of warrants to purchase an aggregate of 375,000 ordinary shares at an exercise price of $4.00 per share (subject to anti-dilution adjustments), exercisable from February 10, 2006 until August 10, 2009.

     One of the principal factors affecting our working capital is the payment cycle on our sales. Any material change in the current aging of our accounts receivable could have an adverse effect on our working capital.

CASH FLOWS

     The following table summarizes our cash flows for the periods presented:

                                                        Year ended December 31,
                                                         ------------------
                                                          2005        2006
                                                         ------      ------
                                                          ($ in thousands)

Net cash used in operating activities                    (4,422)     (1,609)
Net cash provided by (used in) investing activities         893      (1,206)
Net cash provided by financing activities                 2,906       1,098
Net decrease (increase) in cash and cash equivalents       (623)     (1,717)
Cash and cash equivalents at beginning of period          3,814       3,191
Cash and cash equivalents at end of period                3,191       1,474

     Net cash used in operating activities was approximately $1.6 million for the year ended December 31, 2006. The use of our funds in 2006 was primarily attributable to our continuing investment in product development. Net cash used in operating activities was approximately $4.4 million for the year ended
December 31, 2005. The use of our funds in 2005 was primarily attributable to our research and development expenses associated with the integration of the
Teleknowledge activity, as well as to our continuing investment in product development.

     Net cash used in investing activities was approximately $1.2 million for the year ended December 31, 2006, primarily attributable to the acquisition of certain assets and liabilities of TelSoft in July 2006. Net cash provided by investing activities was approximately $893,000 for the year ended December 31,
2005, primarily attributable to the sales of available-for-sale marketable securities.

     Net cash provided by financing activities was approximately $1.1 million for the year ended December 21, 2006 compared to approximately $2.9 million for the year ended December 31, 2005. Of the cash provided by financing activities in 2006, approximately $1 million was attributable to the loan we obtained form
Bank Hapoalim to finance the acquisition of TelSoft and $100,000 was attributable to proceeds from exercise of stock options. Of the cash provided by financing activities in 2005, approximately $2.6 million was attributable to proceeds from a private offering of our securities in the United States in
August 2005 and approximately $300,000 was attributable to proceeds from exercise of stock options.

     In December 2000, we publicly announced our stock repurchase program, under which our officers were authorized to repurchase up to 300,000 of our ordinary shares. In May 2003, our Board of Directors increased the number of shares to be repurchased to 600,000 ordinary shares. Through December 31, 2004, we repurchased an aggregate 395,410 ordinary shares, at a total cost of $486,000.
We did not continue this program during 2005 and 2006 and based on our current financial situation, we do not expect to repurchase any shares during 2007. We cancelled 384,610 of the repurchased ordinary shares.

     We currently do not have significant capital spending or purchase commitments, but we expect to engage in capital spending consistent with the level of our operations. We anticipate that our cash on hand and cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for at least 12 months. However, if we do not generate sufficient cash from operations, we may be required to obtain additional financing or to reduce level of expenditure. There can be no assurance that such financing will be available in the future, or, if available, will be on terms satisfactory to us.

C.   RESEARCH AND DEVELOPMENT

     Our product development plans are market-driven and address the major, fast-moving trends that are influencing the telecommunications industry. We intend to expand upon our existing family of TEM solutions by adding new features and functions to address evolving market needs. We work closely with our customers and prospective customers to determine their requirements and design enhancements and new releases to meet their needs. Research and development activities take place in our facilities in Israel. On December 31,
2006, we employed 37 persons in research and development.

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

     We have committed substantial financial resources to research and development for our TEM and BSS activities. During 2004, 2005 and 2006, our net research and development expenditures were $2.4 million, $4.4 million and $3.6 million, respectively. In the past, we received funding from the Israeli
Ministry of Industry, Trade and Labor's Office of the Chief Scientist for
selected research and development projects, but we stopped seeking funding for a number of years. In late 2005 and early 2006 and 2007, we applied to the Office of the Chief Scientist for new grants for our research and development projects.
We received an approval for the 2005 and 2006 applications and our two 2007 applications are currently pending.

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

     We have expensed royalties relating to the repayment of the Office of the
Chief Scientist grants in the amounts of $181,000, $198,000 and $187 for the years ended December 31, 2004, 2005 and 2006, respectively.

     As of December 31, 2006, we had a contingent obligation to pay royalties in the amount of approximately $9.49 million (including a contingent obligation in the amount of $1.64 million relating to royalties from revenues derived from products that we acquired from Teleknowledge that were funded by the Office of the Chief Scientist). The $5.5 million of grants received after January 1999 are subject to interest at a rate equal to the 12 month LIBOR rate.

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

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table summarizes our minimum contractual obligations and commercial commitments, including obligations of discontinued operations, as of
December 31, 2006 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations                       Payments Due By Period
-----------------------         --------------------------------------------------
                                         Less than                        More than
                                Total      1 Year    1-3 Years  3-5 Years  5 Years
                                -----      ------    ---------  ---------  -------
                                            (U.S. dollars in thousands)

Operating lease obligations     $1,135     $  357     $  644     $  134     $   --
Accrued severance pay*             946         --         --         --        946
Total                           $2,081     $  357     $  644     $  134     $  946

----------

* See Item 6D. "Directors, Senior Management and Employees - Employees."

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

     Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

NAME                          AGE    POSITION WITH THE COMPANY
----                          ---    -------------------------

Chaim Mer                     59     Chairman of the Board
Eytan Bar                     41     President and Chief Executive Officer
Shlomi Hagai                  36     Corporate Chief Operating Officer and Chief Financial Officer
Hanoch Magid                  51     General Manager MTS Asia and Vice President Sales - Europe, Middle East and Africa
Alon Aginsky                  44     Director
Isaac Ben-Bassat              53     Director
Dr. Orna Berry (1)            57     Outside Director
Dr. Yehoshua Gleitman (1)     57     Outside Director
Steven J. Glusband            60     Director
Yaacov Goldman (1)            52     Director

----------
(1) Member of our Audit Committee

     Messrs. Mer, Aginsky, Ben-Bassat, Glusband and Goldman will serve as directors until our 2007 Annual General Meeting of Shareholders. Dr. Gleitman
and Dr. Berry will serve as outside directors pursuant to the provisions of the
Israeli Companies Law for a three-year term until our 2007 annual general meeting of shareholders and January 28, 2008, respectively, following which the service of Dr. Gleitman as an outside director may not be extended and the service of Dr. Berry as an outside director may be renewed for only one additional three-year term.

     CHAIM MER has served as Chairman of our Board of Directors and a director since our inception in December 1995. Mr. Mer has been the Chairman of the Board of Directors of C. Mer Industries Ltd., or C. Mer, a publicly traded company, since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005. Mr. Mer holds a B.Sc. degree in Computer Sciences and
Mathematics from the Technion - Israel Institute for Technology.

     EYTAN BAR has served as our President and Chief Executive Officer since
December 2003. Prior to joining our company and from 2001, Mr. Bar served as
General Manager of the CEM product division of NICE Systems Ltd. From 2000 through 2001, Mr. Bar served as Vice President of Professional Services at NICE
Systems Inc. From 1993 through 1999, Mr. Bar served as General Manager of STS
Software Systems Ltd., a company that developed a unique VoIP technology for recording solutions.

     SHLOMI HAGAI has served as our Corporate Chief Operating Officer and Chief
Financial Officer since March 2005. Prior to that and from 2000, Mr. Hagai served as our financial controller. Prior to joining our company and from 1998,
Mr. Hagai served as audit team manager in the Professional Department of Ernst &
Young Israel, supervising privately held and publicly traded companies engaged in the hi-technology, industrial, services and infrastructure sectors. Mr. Hagai is a certified public accountant since 1999 and holds a B.A. degree in Business
Administration (majoring in accounting) from the College of Management and LLM degree from Bar-Ilan University.

     HANOCH MAGID has served as our Vice President Sales- Europe, Middle East and Africa since 2002 and as General Manager of MTS Asia since 2006. Prior to joining our company and from 2001, Mr. Magid served as Vice President of
Operating and Professional Services of Xcitel Ltd., a start up company engaged in the field of mobile communication. Prior to that and from 2000, Mr. Magid served as Chief Operating Officer of Cellonet Interactive Mobile Commerce Ltd.
From 1992 to 2000, Mr. Magid served in various positions of sales, operating and customer support at Scitex Corporation Ltd. Mr. Magid holds a B.Sc degree in
Mechanical Engineering from the Ben Gurion University, Be'er Sheva.

     ALON AGINSKY has served as a director since June 1996. Since July 2000, Mr.
Aginsky has served as President and Chief Executive Officer of cVidya Inc.,
which is engaged in the development of a service assurance platform for next generation broadband service providers. Mr. Aginsky served as our Vice President
Sales and Marketing from October 1996 until April 1999. From April 1999 to July
2000, Mr. Aginsky served as sales manager of C. Mer, when he was appointed
Manager of C. Mer. From 1990 until September 1996, Mr. Aginsky served as
President of MTS Inc., our U.S.-based marketing subsidiary. Mr. Aginsky holds a
B.A. degree in Business Administration from the New York Technology Institute.

     ISAAC BEN-BASSAT has been a director since our inception in December 1995.
Mr. Ben-Bassat has been Executive Vice President and a director of C. Mer
Industries Ltd. since 1988. Mr. Ben-Bassat holds a B.Sc. degree in Civil
Engineering from the Technion - Israel Institute for Technology.

     DR. ORNA BERRY has served as an outside director since January 2005 and is a member of our audit committee. Dr. Berry is a Venture Partner in Gemini Israel
Funds Ltd. and since 2000 has served as Chairperson of Lambda Crossing, Ltd. and
Riverhead Networks, Inc., which was sold to Cisco in March 2004. Dr. Berry served as the Chief Scientist of the Ministry of Industry and Trade of the
Government of Israel from 1997 to 2000 and Co-President of Ornet Data
Communications Technologies Ltd., a provider of high-speed switches, which was acquired by Siemens AG, from 1993 to 1997. From 1992 to 1993, Dr. Berry served as a consultant to Intel Communications Division and Elbit Systems, Ltd. Dr.
Berry holds a B.A. degree in statistics and mathematics from Haifa University, an M.A. degree in statistics and mathematics from Tel Aviv University and a
Ph.D. in computer science from the University of Southern California.

     DR. YEHOSHUA GLEITMAN has served as an outside director since July 2001 and is a member of our audit committee. Since March 2000, Dr. Gleitman has been
Chief Executive Officer of SFKT, a company whose activities include venture capital management, finance and investments in high-tech and telecommunications.
Mr. Gleitman was Chief Executive Officer of Ampal-American Israel Corporation,
or Ampal, from May 1997 and Managing Director of Ampal's Israeli wholly-owned subsidiaries and head of Ampal's Israeli operations from April 1, 1997 until his resignation in July 1999. From August 1996 until February 1997, Mr. Gleitman was
Director General of the Israeli Ministry of Industry and Trade and was Chief
Scientist at the Ministry of Industry and Trade of the Government of Israel from
January 1993 through February 1997. From 1991 through 1992, Mr. Gleitman was the general manager of AIMS Ltd., and between 1990-1991, he was an advisor in charge of marketing and business for Ashtrom Ltd. Dr. Gleitman holds a B.Sc., M.Sc. and
Ph.D. degrees in Physical Chemistry, all from the Hebrew University of
Jerusalem.

     STEVEN J. GLUSBAND has served as a director since August 1, 1996. Mr.
Glusband has been a partner with Carter Ledyard & Milburn LLP, our U.S. counsel, since March 1987. Mr. Glusband holds a B.B.A. degree from the City College of the City University of New York, a J.D. degree from Fordham University School of
Law and an L.L.M. degree from the New York University School of Law.

     YAACOV GOLDMAN has served as a director since May 2004 and is a member of our audit committee. Mr. Goldman provides consulting services to companies in strategic-financial areas, through his wholly owned company, Maanit-Goldman
Management & Investments (2002) Ltd. Mr. Goldman serves as a director of Bank
Leumi Le-Israel Ltd., Elron Electronic Industries Ltd, Golden House Ltd., Tagor
capital Ltd. and Renewable Resources Ltd. Mr. Goldman serves as the Professional
Secretary of the Peer Review Institute of the Certified Public accountants
Institute in Israel. From September 2000 until November 2001, Mr. Goldman served as Managing Director of Argoquest Holdings, LLC, a U.S.-based investment company focused on early stage high-technology companies. From November 1981 until
August 2000, Mr. Goldman was associated with Kessleman & Kessleman, the Israeli member firm of PricewaterhouseCoopers, and was a Partner and Senior Partner at
such firm from January 1991 through August 2000. Mr. Goldman is a Certified
Public Accountant (Israel) since 1981 and holds a B.A. degree in Economics and
Accounting from Tel Aviv University.

B.   COMPENSATION

     The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December
31, 2006.

                                               Salaries, fees,      Pension,
                                                commissions      retirement and
                                                and bonuses     similar benefits
                                                -----------     ----------------
All directors and executive officers
as a group (14 persons)                          $1,081,573       $  162,803

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

     During the year ended December 31, 2006, we paid to each of our directors an annual fee of approximately $8,400 and a per meeting attendance fee of $300, except for Mr. Yaacov Goldman, an independent director and our financial expert, to whom we paid an annual fee of approximately $16,800 and a per meeting attendance fee of $400.

     As of December 31, 2006, our directors and executive officers as a group, consisting of 14 persons, held options to purchase an aggregate 238,625 ordinary shares, having exercise prices ranging from $1.844 to $3.87. The options vest over a four-year period. Of such options, options to purchase 228,625 ordinary shares were granted under our 2003 Israeli Share Option Plan (of which, options to purchase 205,000 ordinary shares will expire in December 2008, options to purchase 7,500 ordinary shares will expire in August 2009, options to purchase
2,500 ordinary shares will expire in May 2010, options to purchase 7,500 ordinary shares will expire in September 2010, options to purchase 2,500 ordinary shares will expire in November 2010 and options to purchase 3,625 ordinary shares will expire on March 2011) and options to purchase 10,000 ordinary shares were granted under our 1996 Stock Option Plan (all of which will expire in December 2008). See Item 6.E., "Directors, Senior Management and
Employees - Share Ownership - Stock Option Plans."

C.   BOARD PRACTICES

ELECTION OF DIRECTORS

     Our Articles of Association provide for a Board of Directors consisting of up to ten members or such other number as may be determined from time to time at a general meeting of shareholders. Our Board of Directors is currently composed of seven directors.

     Pursuant to our articles of association, all of our directors (except the outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office. All of our current directors (except our outside directors) were elected by our shareholders at our annual general meeting of shareholders of July 2006.

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
"Directors, Senior Management and Employees - Board Practices - NASDAQ
Marketplace Rules and Home Country Practices."

OUTSIDE AND INDEPENDENT DIRECTORS

     OUTSIDE DIRECTORS. Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors. The Israeli
Companies Law provides that a person may not be appointed as an outside director if the person, or the person's relative, partner, employer or an entity under that person's control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term "relative"
means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term affiliation includes:

     o    an employment relationship;

     o    a business or professional relationship maintained on a regular basis;

     o    control; and

     o    service as an officer holder, excluding service as an outside director of a company that is offering its shares to the public for the first time.

     In addition, no person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as director or may otherwise interfere with the person's ability to serve as director. If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

     As of 2006, at least one of the outside directors elected must have
"accounting and financial expertise" and any other outside director must have
"accounting and financial expertise" or "professional qualification," as such terms are defined by regulations promulgated under the Israeli Companies Law.
This requirement does not apply to outside directors appointed prior to 2006.

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

     In general, outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

     Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

     INDEPENDENT DIRECTORS. In general, NASDAQ Marketplace Rules require that a majority of our board of directors qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and our audit committee must have at least three members and be comprised only of independent directors each of whom satisfies the respective "independence" requirements of the Securities and
Exchange Commission and NASDAQ.

     Our Board of Directors has determined that Dr. Yehoshua Gleitman and Dr.
Orna Berry both qualify as independent directors under the rules of the
Securities and Exchange Commission and NASDAQ and as outside directors under the requirements of the Israeli Companies Law. Our Board of Directors has further determined that Messrs. Alon Aginsky and Yaacov Goldman both qualify as independent directors under the requirements of the Securities and Exchange
Commission and NASDAQ.

AUDIT COMMITTEE

     Our audit committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange
Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants'
qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, and such other duties as may be directed by our board of directors.

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

     Our audit committee consists of three members of our Board of Directors who satisfy the respective "independence" requirements of the Securities and
Exchange Commission, NASDAQ and Israeli Law for audit committee members. Our audit committee is currently composed of Dr. Yehoshua Gleitman, Dr. Orna Berry and Mr.Yaacov Goldman. Our Board of Directors has determined that Mr. Goldman qualifies as a financial expert. The audit committee meets at least once each quarter.

INTERNAL AUDIT

     Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Israeli Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice. Mr. Shaul Sofer, Certified Public
Accountant (Israel), serves as our internal auditor.

DIRECTORS' SERVICE CONTRACTS

     We do not have any service contracts with our directors. There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

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

EXCULPATION, INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

     EXCULPATION OF OFFICE HOLDERS. The Israeli Companies Law provides that an
Israeli company cannot exculpate an office holder from liability with respect to a breach of his or her duty of loyalty. If permitted by its articles of association, a company may exculpate in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care. However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care in the event of distributions.

     INSURANCE OF OFFICE HOLDERS. Israeli law provides that a company may, if permitted by its articles of association, enter into a contract to insure its office holders for liabilities incurred by the office holder with respect to an act or omission performed in his or her capacity as an office holder, as a result of: (i) a breach of the office holders duty of care to the company or another person; (ii) a breach of office holders duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that the act would not prejudice the company's interests; and (iii) a financial liability imposed upon the office holder in favor of another person.

     INDEMNIFICATION OF OFFICE HOLDERS. Under Israeli law a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for (a) monetary liability imposed upon the office holder in favor of another person pursuant to a court judgment, including a settlement or an arbitration award approved by a court; (b) reasonable litigation expenses, including attorney's fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any monetary liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a monetary liability was imposed on him or her in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and (c) reasonable litigation expenses, including attorneys' fees, actually incurred by the office holder or imposed upon the office holder by a court: (i) in an action, suit or proceeding brought against the office holder by or on behalf of the company or another person, (ii) in connection with a criminal action in which the office holder was acquitted, or
(iii) in connection with a criminal action in which the office holder was convicted of a crime that does not require proof of criminal intent.

     Israeli law provides that a company's articles of association may permit the company to (a) indemnify an office holder retroactively, following a determination to this effect made by the company after the occurrence of the event in respect of which the office holder will be indemnified; and (b)
undertake in advance to indemnify an office holder, except that with respect to a moentary liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of occurrences, which, in the opinion of the company's board of directors, are, at the time of the undertaking, foreseeable due to the company's activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances.

     LIMITATIONS ON EXCULPATION, INSURANCE AND INDEMNIFICATION. These provisions are specifically limited in their scope by Israeli law, which provides that a company may not indemnify an office holder, nor exculpate an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability, incurred as a result of certain improper actions.

     The term "office holder" of a company includes a director, general manager, chief business manager, deputy general manager, vice general manager, or any person filling any of these positions in a company even if he or she holds a different title, and also includes any other manager directly subordinate to the general manager.

     Pursuant to the Israeli Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, our office holders must be approved by our audit committee and our board of directors and, if the office holder is a director, also by our shareholders.

     Our Articles of Association allow us to insure, indemnify and exempt our office holders, to the fullest extent permitted by the provisions of the Israeli
Companies Law. We maintain a directors' and officers' liability insurance policy with a per claim and aggregate coverage limit of $5 million, including legal costs incurred in Israel. We have provided several of our directors and officers a letter of indemnification for liabilities or expenses incurred as a result of their acts in their capacity as directors and officers of our company, in an aggregate amount not to exceed $3 million.

NASDAQ MARKETPLACE RULES AND HOME COUNTRY PRACTICES

     Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350. A foreign private issuer that elects to follow a home country practice instead of any of such provisions of Rule 4350, must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.

     On June 21, 2005, we provided NASDAQ with a notice of non-compliance with
Rule 4350 with respect to the requirements regarding the directors' nominations process. Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders. See above in this Item 6C. "Directors, Senior Management and
Employees - Board Practices - Election of Directors."

D.   EMPLOYEES

     On December 31, 2006, we and our consolidated subsidiaries employed 104 persons, of which 37 persons were employed in research and development, 29 in training and technical support, 20 in sales and marketing and 18 in operations and administration. As of December 31, 2006, 60 of our employees were located in
Israel, 30 of our employees were located in the United States, 4 of our employees were located in Hong Kong and 10 of our employees were located in
Brazil.

     On December 31, 2005, we and our consolidated subsidiaries employed 124 persons, of which 58 persons were employed in research and development, 30 in training and technical support, 18 in sales and marketing and 18 in operations
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
training and technical support, 35 in sales and marketing and 26 in operations
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

     Cost of living adjustments of employees' wages are determined on a nationwide basis and are legally binding. Under the current inflation rates, these adjustments compensate employees for approximately 40% of the change in the cost of living, with certain lag factors in implementation. Israeli employers and employees are required to pay predetermined amounts to the
National Insurance Institute, which is similar to the United States Social
Security Administration. In 2006, payments to the National Insurance Institute amounted to approximately 14.5% of wages, of which approximately two-thirds was contributed by employees with the balance contributed by the employer.

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

E.   SHARE OWNERSHIP

     The following table sets forth certain information as of March 28, 2007 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers.

                           Number of          Percentage of
                        Ordinary Shares         Outstanding
    NAME              Beneficially Owned(1)  Ordinary Shares(2)
    ----              ---------------------  ------------------

Chaim Mer                 2,023,954 (3)           35.05%
Eytan Bar                   227,725 (4)            3.80%
Shlomi Hagai                  7,625 (4)               *
Hanoch Magid                  1,750 (4)               *
Alon Aginsky                 16,918                   *
Isaac Ben-Bassat            689,214 (5)           11.94%
Dr. Orna Berry                   --                  --
Dr. Yehoshua Gleitman            --                  --
Steven J. Glusband           11,000 (6)               *
Yaacov Goldman                   --                  --

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

     (2)  The percentages shown are based on 5,773,845 ordinary shares
          (excluding 10,800 ordinary shares held in treasury) issued and outstanding as of March 28, 2007.

     (3)  Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the holders of 267,821 ordinary shares, and are the beneficial owners of 1,744,453 ordinary shares through their controlling interest in Mer Ofekim Ltd., 11,539 ordinary shares through their controlling interest in Mer Services
          Ltd., 95 ordinary shares through their controlling interest in Mer &
          Co. (1982) Ltd. and 46 ordinary shares through their controlling interest in C. Mer Industries Ltd.

     (4)  Subject to currently exercisable stock options.

     (5)  Includes 630,045 ordinary shares held by Ron Dan Investments Ltd., a corporation controlled by Mr. Ben-Bassat.

     (6)  Includes 10,000 ordinary shares subject to currently exercisable stock options.

STOCK OPTION PLANS

1996 STOCK OPTION PLAN

     Under our 1996 Stock Option Plan, as amended, or the 1996 Plan, options to purchase up to 400,000 ordinary shares were issuable under options granted to our employees, management, officers and directors or those of our subsidiaries.
Any options which are canceled or forfeited within the option period became available for future grants. The 1996 Plan terminated on May 31, 2006.

     The 1996 Plan provides that it is administered by the Board of Directors or an Option Committee which may be appointed by the Board of Directors, which has the authority, subject to applicable law, to determine the persons to whom options will be granted, the number of ordinary shares to be covered by each option the time or times at which options will be granted or exercised, and the terms and conditions of the options. The exercise price of options granted under the 1996 Plan may not be less than 100% of the fair market value of our ordinary shares on the date of the grant of incentive stock options and 75% in the case of options not designated as incentive stock options. Fair market value is the mean between the highest and lowest quoted selling prices on the date of grant of our shares traded on NASDAQ or a stock exchange on which such shares are principally traded.

     Options granted under the 1996 Plan are generally exercisable under such circumstances as the Board or Option Committee determines. Such options are not transferable by an optionee other than by will or by laws of descent and distribution, and during an option holder's lifetime are exercisable only by such option holder or by his or her legal representative. Options granted under the 1996 Plan terminate at such time and under such circumstances as the Board or Option Committee determines.

     During 2006, options to purchase 15,000 ordinary shares were granted under our 1996 Plan, with an average exercise price of $3.45, and no options were exercised into ordinary shares. At December 31, 2006, options to purchase 62,400 ordinary shares were outstanding under the 1996 Plan, exercisable at an average exercise price of $3.44 per share.

1996 SECTION 102 STOCK OPTION PLAN

     In 1996, we adopted a Section 102 Stock Option Plan, as amended, or the
1996 102 Plan, providing for the grant of options to our Israeli employees, management, officers and directors or those of our subsidiaries. The 1996 102
Plan was adopted pursuant to Section 102 of the Israeli Income Tax Ordinance
[New Version] - 1961, or Section 102, and provided recipients with tax advantages under the Israeli Income Tax Ordinance. As of January 1, 2003,
Section 102 was amended, pursuant to which certain new tax advantages are afforded with respect to option grants to employees and directors. In order to enable employees and directors to benefit from such tax advantages with respect to future grants of options and issuance of shares upon exercise thereof, such grants have to be performed under a share option plan that is adjusted to the amended Section 102, and therefore we adopted our 2003 Israeli Share Option
Plan. Upon the adoption of our 2003 Israeli Share Option Plan, we did not intend to grant any more options under the 1996 102 Plan and the ordinary shares that remained available for grant under the 1996 102 Plan were rolled-over into our
2003 Israeli Share Option Plan for issuance thereunder. The 1996 102 Plan terminated on May 31, 2006.

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

     During 2006, no options were granted under the 1996 102 Plan and options to purchase 30,000 ordinary shares were exercised. At December 31, 2006, no options were outstanding under the 1996 102 Plan.

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

     During 2006, options to purchase an aggregate of 45,000 ordinary shares were granted under the 2003 Plan at an average exercise price of $3.33 per share and options to purchase 10,341 ordinary shares were exercised. At December 31,
2006, options to purchase 608,000 ordinary shares were outstanding under the
2003 Plan, exercisable at an average exercise price of $2.66 per share.

2006 STOCK OPTION PLAN

     In June 2006, we adopted our 2006 Stock Option Plan, or the 2006 Plan, under which up to 400,000 ordinary shares may be issued (subject to standard adjustments) to employees, officers and non-employee directors of ours and our affiliates. Ordinary shares as to which an option granted under the 2006 Plan has not been exercised at the time of its expiration, cancellation or forfeiture may again be subject to new awards under the 2006 Plan. The total number of ordinary shares with respect to which options may be granted to any eligible employee during any period of 12 consecutive months may not exceed 100,000 ordinary shares (subject to adjustment as provided in the 2006 Plan).

     The 2006 Plan will be administered by our Board of Directors or to the extent permitted by Israeli law, a Compensation Committee of our Board of
directors, if established by our Board of Directors at its discretion. All references below to the "Committee" refers to the Board of Directors or compensation committee established by our Board of Directors, as applicable. The
Committee will have the authority, in its discretion, to establish from time to time guidelines or regulations for the administration of the 2006 Plan, to interpret the 2006 Plan, and to make all determinations it considers necessary or advisable for the administration of the 2006 Plan, in addition to the other responsibilities and powers assigned to the Committee in the 2006 Plan. All decisions, actions or interpretations of the Committee under the 2006 Plan will be final, conclusive and binding upon all parties.

     Each option granted under the 2006 Plan will be either an option intended to be treated as an "incentive stock option," within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, or an option that will be treated as a "non-qualified stock option." No incentive stock may be granted to any individual who is not an eligible employee of our company or a
"subsidiary" within the meaning of the Code. No incentive stock option may be granted to an employee if, as of the date of grant of such option, such employee owns stock possessing more than ten percent of the total combined voting power of all classes of stock of our company or any affiliated company, a "10%
Holder," unless (a) the exercise price per share under such option is at least
110% of the fair market value of an ordinary share determined as of the date of grant of such option, and (b) such option is not exercisable after the expiration of five years from the date of grant of such option. No incentive stock option may be granted under the 2006 Plan after the ten year anniversary of its adoption.

     In no event may the term of any option exceed ten years from the date of grant of the option. However, in no event may the term of any option granted to a 10% Holder exceed five years from the date of grant of the option. No Option may be exercised after its expiration.

     Each option granted under the 2006 Plan will become exercisable, in whole or in part, at such time or times during its term as the instrument evidencing the grant of such option may specify.

     The price at which ordinary shares may be purchased upon any exercise of an option granted under the 2006 Plan will be the price per share determined by the
Committee, and specified in the instrument evidencing the grant of such option, but in no event may the exercise price per share be less than (i) the fair market value of an ordinary share determined as of the date of grant of the option, or (ii), if greater, the par value of an ordinary share. However, with respect to an option granted to a 10% Holder, in no event may the exercise price per share be less than 110% of the fair market value of our ordinary shares determined as of the date of grant of such option.

     Options granted under the 2006 Plan will be nontransferable, other than by will or the laws of descent and distribution, and may be exercised during the grantee's lifetime only by the grantee. However, if the instrument evidencing the grant of an option other than an incentive stock option so provides, the grantee may transfer his or her rights with respect to such option or any portion thereof, without consideration, to any "family member," as such term is defined in the 2006 Plan.

     The terms and conditions of an option grant may not be waived or amended without the consent of the grantee if it would adversely affect, to any material extent, any of the rights or obligations of the grantee with respect to such grant, or in the case of any option that was intended to constitute an incentive stock option, if such waiver or amendment would cause such option to fail to be treated as an incentive stock option.

     Our Board of Directors may, with prospective or retroactive effect, amend, suspend or terminate the 2006 Plan or any portion of the 2006 Plan at any time.
However, no amendment, suspension or termination of the 2006 Plan may adversely affect the rights of any grantee with respect to any options previously granted to the grantee without his or her written consent. Also, no amendment which constitutes a "material revision" of the 2006 Plan, as the term material revision is defined in the applicable rules of the National Association of
Securities Dealers, may be effective unless approved by our shareholders in the manner required by such rules and by applicable law.

     During 2006, no options were granted under the 2006 Plan and no options were outstanding under the 2006 Plan.

WARRANTS

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

     On December 7, 2005, we issued a one-year warrant to purchase 100,000 ordinary shares to one of our consultants in connection with certain business development services performed on our behalf. The warrant, which had an exercise price of $3.12 per share (subject to anti-dilution adjustments), expired on
December 7, 2006.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     The following table sets forth certain information as of March 28, 2007 regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

                            Number of             Percentage of
                         Ordinary Shares           Outstanding
NAME                   Beneficially Owned(1)    Ordinary Shares(2)
----                   ---------------------    ------------------

Chaim Mer and Dora Mer     2,023,954(3)              35.05%
Isaac Ben-Bassat             689,214(4)              11.94%

----------

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

(2)  The percentages shown are based on 5,773,845 ordinary shares (excluding
     10,800 ordinary shares held in treasury) issued and outstanding as of March
     28, 2007.

(3)  Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the holders of 267,821 ordinary shares, and are the beneficial owners of 1,744,453 ordinary shares through their controlling interest in Mer Ofekim Ltd., 11,539 ordinary shares through their controlling interest in Mer Services Ltd., 95 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd. and 46 ordinary shares through their controlling interest in C. Mer Industries
     Ltd.

(4)  Includes 630,045 ordinary shares held by Ron Dan Investments Ltd., a corporation controlled by Mr. Ben-Bassat.

MAJOR SHAREHOLDERS VOTING RIGHTS

     Our major shareholders do not have different voting rights

RECORD HOLDERS

     Based on a review of the information provided to us by our transfer agent, as of March 28, 2007, there were 42 holders of record of our ordinary shares, of which six record holders holding approximately 58.35% of our ordinary shares had registered addresses in the United States and 36 record holders holding approximately 41.65% of our ordinary shares had registered addresses in Israel.
These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 41.63% of our otstanding ordinary shares as of such date).

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

EXPORT SALES

     See Note 17 of our Consolidated Financial Statements.

LEGAL PROCEEDINGS

     On April 18, 2005, Amdocs (Israel) Ltd. and Amdocs Ltd. filed a complaint in the Tel Aviv District Court naming our company, our chief executive officer and others as defendants (Civil File No. 32419-05/05). The complaint alleges, among other things, that professional and commercial information belonging to the plaintiffs was transferred to the defendants for use in our company's activity. The plaintiffs are seeking an injunction prohibiting the defendants from making any use of the information and trade secrets that were allegedly transferred, and mandatory injunctions requiring the return of any such information and the payment of estimated damages of NIS 14,775,000
(approximately US$3.5 million). On June 27, 2005, we and the other defendants filed a statement of defense, claiming that the factual and legal allegations made by the plaintiffs have no basis and the causes of action and relief requested are without merit. On March 22, 2007, the complaint was dismissed without prejudice by mutual agreement and following a settlement between all parties to the complaint and with no payment by any of the litigants.

     In April 2000, the tax authorities in Israel issued to us a demand for a tax payment in the amount of approximately NIS 6.0 million (approximately $1.4 million) for the 1997-1999 period. We have appealed to the Israeli district court in respect of this tax demand. We believe that certain defenses can be raised against the demand of the tax authorities. We have made a provision in our financial statements for this tax demand for the amount deemed probable, based on the current evidence, which we believe is adequate. We believe that the outcome of this matter will not have a material adverse effect on our financial position or results of operations.

     On November 22, 2005, we received a letter from one of our customer's legal counsel alleging, among other things, that we materially breached an agreement relating to our billing solutions that we entered into with the customer on
March 9, 2005, as subsequently amended on June 6, 2005. The customer is seeking full repayment of the amounts that were paid by him under the agreement in the amount of approximately $100,000, plus interest and indemnification for damages that he claims to have suffered as a result of our alleged breach. We and the customer have since exchanged correspondence. We cannot currently assess the outcome or possible adverse effect on our financial position or results of operations.

     On February 21, 2007, one of our suppliers filed a complaint in the
Kfar-Saba Magistrate Court against us, under which he seeks the payment of NIS
179,000 (approximately $42,000) for electronic components that were ordered by us for a third party, which is the customer referred to in the foregoing paragraph. On March 13, 2007, we filed a statement of defense. We have made a provision in our financial statements for the claimed amount. Due to the preliminary stage of this litigation, we and our legal advisors cannot currently assess the outcome or possible adverse effect on our financial position or results of operations.

     On July 24, 2006, a claim was filed in the Tel-Aviv Superior Court against our company and Tim Computers and Systems Ltd, or TIM, for an order of inspection and monetary relief in the total amount of NIS 312,933 ($74,000), of which NIS 112,933 ($27,000) is demanded from our company and NIS 200,000
($47,000) is demanded from TIM. The plaintiff is a former minority shareholder of a company in which we were the major shareholder. The claim relates to the rights to proceeds received under a software development project in which TIM and our company participated and in which the plaintiff was involved. A preliminary hearing was held on Jan. 15, 2007. Due to the preliminary stage of this litigation, we and our legal advisors cannot currently assess the outcome or possible adverse effect on our financial position or results of operations.

     On March 15, 2007, we received a letter from one of our customer's legal counsel alleging, among other things, that we materially breached an agreement relating to our billing solutions that we entered into with the customer on
March 30, 2006. The customer is seeking full repayment of the amounts that were paid by him under the agreement in the amount of approximately $141,000, plus liquidated damages as provided in the agreement. We believe that the agreement cancellation was unfounded and intend to vigorously pursue our rights under the contract. Due to the preliminary stage of this matter, we and our legal advisors cannot currently assess the outcome or possible adverse effect on our financial position or results of operations.

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

B.   SIGNIFICANT CHANGES

     Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2006.

ITEM 9. THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

ANNUAL STOCK INFORMATION

     The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital
Market.

            YEAR                             HIGH         LOW
            ----                             ----         ---

            2006                            $3.50       $1.50
            2005                            $4.23       $3.01
            2004                            $4.00       $1.90
            2003                            $3.56       $0.87
            2002                            $1.65       $0.75

QUARTERLY STOCK INFORMATION

     The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

                                     HIGH        LOW
                                     ----        ---

2005
First Quarter                       $4.00       $3.15
Second Quarter                      $3.83       $3.10
Third Quarter                       $4.23       $3.01
Fourth Quarter                      $3.98       $3.05

2006
First Quarter                       $3.50       $2.94
Second Quarter                      $3.34       $2.32
Third Quarter                       $2.85       $2.01
Fourth Quarter                      $2.49       $1.50

MONTHLY STOCK INFORMATION

     The following table sets forth, for each of the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ
Capital Market.

MONTH                              HIGH           LOW
-----                              ----           ---

October 2006                      $2.49          $2.01
November 2006                     $2.26          $1.70
December 2006                     $1.97          $1.50
January 2007                      $1.92          $1.53
February 2007                     $1.77          $1.60
March 2007 (until 28)             $1.73          $1.60

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

ANNUAL AND EXTRAORDINARY MEETINGS

     Under the Israeli Companies Law a company must convene an annual meeting of shareholders at least once every calendar year and within fifteen months of the last annual meeting. Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required. Our board of directors may, in its discretion, convene additional meetings as "special general meetings." With respect to "special general meetings notice of at least
35 days prior to the date of the meeting is required. In addition, the board must convene a special general meeting upon the demand of two of the directors,
25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company. See Item 10B. "Additional Information - Memorandum and Articles of
Association - Rights Attached to Shares - Voting Rights."

LIMITATIONS ON THE RIGHTS TO OWN SECURITIES IN OUR COMPANY

     Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries, which are in a state of war with Israel.

PROVISIONS RESTRICTING CHANGE IN CONTROL OF OUR COMPANY

     The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the board of directors of both companies is subject to such boards' confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. Under our articles of association, such merger must be approved by a resolution of the shareholders, as explained above. The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli
Companies Law and regulations promulgated thereunder. See also Item 6C.
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

C.   MATERIAL CONTRACTS

     On August 10, 2005, we entered into definitive agreements with institutional and private investors, including our President, Mr. Eytan Bar, for a private placement of ordinary shares and warrants to purchase ordinary shares that raised $2.8 million. Pursuant to the agreements, the investors, other than
Mr. Bar, paid $3.00 per share for the aggregate 923,500 ordinary shares issued in the private placement. Mr. Bar purchased 14,000 shares at $3.88 per share, the closing price of our ordinary shares on the day prior to the closing of the private placement. The private placement also involved the acquisition by the investors of warrants to purchase an aggregate 375,000 additional ordinary shares at an exercise price of $4.00 per share (subject to anti-dilution adjustments), exercisable from February 10, 2006 until August 10, 2009. Each investor, including Mr. Eytan Bar, received warrants to purchase two ordinary shares for each five ordinary shares purchased. To date, no warrants have been exercised.

     On July 31, 2006, we completed the acquisition of certain assets and liabilities of TelSoft, a California-based provider of call accounting and TEM solutions. TelSoft products offer a complementary solution to our products. In connection with the acquisition, we paid an initial consideration of $1.1 million and agreed to pay additional contingent consideration based on post acquisition revenue performance during the 12 month period following the acquisition.

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

GENERAL CORPORATE TAX STRUCTURE

     Israeli companies are generally subject to income tax on their taxable income. The applicable rate for 2006 was 31%, which was reduced to 29% in 2007, and will be further reduced to 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company, which derives income from an approved enterprise (as further discussed below), may be considerably less.

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

TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

     The Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the
Ministry of Industry, Trade and Labor of the State of Israel, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, E.G., the equipment to be purchased and utilized pursuant to the program. An approved enterprise is entitled to benefits including Israeli Government cash grants and tax benefits in specified development areas. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates.

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

                                                                 The company
     For a company with foreign investment of                    tax rate is
     ----------------------------------------                    -----------

     over 25% but less than 49%                                      25%
     49% or more but less than 74%                                   20%
     74% or more but less than 90%                                   15%
     90% or more                                                     10%

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

     AMENDMENT TO THE INVESTMENTS LAW

     An amendment to the Investments Law, which came into effect on April 1,
2005, has changed certain provisions of such law, including the criteria for investments qualified to receive tax benefits under such law. An eligible investment program under the amendment will qualify for benefits as a
"Privileged Enterprise" (rather than the previous terminology of Approved
Enterprise). As a result of the amendment, a company is no longer obliged to acquire approved enterprise status in order to receive the tax benefits previously available under the alternative benefits track, and therefore there is no need to apply to the Investment Center for this purpose (however, approved enterprise status remains mandatory for companies seeking grants). Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the amendment. Companies may also approach the Israeli Tax Authority for a pre-ruling regarding its eligibility for benefits under the amendment. The amendment does not apply to investment programs approved prior to December 31,
2004. The new tax regime will apply only to new investment programs.

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
Accordingly, any non-Israeli who acquires 1% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the Research Law.
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

     In the past, we received funding from the Office of the Chief Scientist for selected research and development projects, but we stopped seeking funding for a number of years. In 2005, we received the approval of the Office of the Chief
Scientist for a new research and development grant in the amount of $130,000. In
2006, we received the approval of the Office of the Chief Scientist for two new research and development grants in an aggregate amount of $578,000, and in 2007, we submitted two additional grant applications that are currently pending. See
Item 5C. "Operating and Financial Review and Prospects - Research and
Development, Patents and Licenses" for additional details on the grants that we have received and our contingent liability to the Office of the Chief Scientist.

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

TAXATION OF NON-ISRAELI SHAREHOLDERS ON RECEIPT OF DIVIDENDS

     Under Israeli tax law, a distribution of dividends from income attributable to an Approved Enterprise and Privileged Enterprise will be subject to tax in
Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (but the 12-year limitation does not apply to a Foreign
Investors Company). Any distribution of dividends from income that is not attributable to an Approved Enterprise will be subject to tax in Israel at the rate of 25%, except that dividends distributed on or after January 1, 2006 to an individual and an entity who is deemed "a non-substantial shareholder" will be subject to tax at the rate of 20%.

     Under the U.S.-Israel tax treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident is 25%. Dividends received by a
U.S. company that holds at least 10% of our voting rights will be subject to withholding tax at the rate of 12.5%, provided certain other conditions in the tax treaty are met (or at the tax rate of 15% in respect of dividends paid from income attributable to our Approved Enterprises and Privileged Enterprises).

CAPITAL GAINS TAXES APPLICABLE TO NON-ISRAELI SHAREHOLDERS

     Capital gains from the sale of our ordinary shares by non-Israeli shareholders are exempt from Israeli taxation, provided that the capital gain is not derived from a permanent establishment in Israel. However, non-Israeli corporations will not be entitled to such exemption, if an Israeli resident (i)
has a controlling interest of 25% or more in such non-Israeli corporation, or
(ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In the event that an exemption is not available, taxation of the non-Israeli resident may be subject to the provisions of a tax treaty, if such treaty exists between Israel and the applicable country. In some instances where our shareholders may be subject to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

     In addition, the United States-Israel tax treaty exempts U.S. residents who hold less than 10% of our voting rights, and who held less than 10% of our voting rights during the 12 months prior to a sale of their shares, from Israeli capital gains tax in connection with such sale.

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
Holder's U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive category income or general category income for United
States foreign tax credit purposes. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is
15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

     Subject to certain limitations, "qualified dividend income" received by a noncorporate U.S. Holder through 2010 will be subject to tax at a reduced maximum tax rate of 15 percent. THE RATE REDUCTION DOES NOT APPLY TO DIVIDENDS
RECEIVED FROM PASSIVE FOREIGN INVESTMENT COMPANIES, SEE DISCUSSION BELOW.
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

DISPOSITION OF ORDINARY SHARES

     If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amounts realized on the sale or other disposition and the adjusted tax basis in ordinary shares. SUBJECT TO THE DISCUSSION BELOW UNDER THE
HEADING "PASSIVE FOREIGN INVESTMENT COMPANIES," such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the
Code.

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

PASSIVE FOREIGN INVESTMENT COMPANIES

     There is a substantial risk that we may become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. Holders of our ordinary shares and may cause a reduction in the value of such shares.

     For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income.
Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our relatively substantial cash position at the time, we believe that we were a PFIC in certain periods in the past under a literal application of the asset test described above, which looks solely to the market value of our assets. We do not believe that we were a PFIC in 2006.

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

     In addition, holders of stock in a PFIC may not receive a "step-up" in basis on shares acquired from a decedent.

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

FOREIGN CURRENCY EXCHANGE RISK

     We have operations in several countries in connection with the sale of our products. A substantial portion of our sales and expenditures are denominated in dollars. We have mitigated, and expect to continue to mitigate, a portion of our foreign currency exposure through salaries, marketing and support operations in which all costs are local currency based. As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the Euro and NIS). A hypothetical 10% movement in foreign currency rates (primarily the Euro and NIS) against the dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in expected 2007 sales revenues of $200,000.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
         PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.
Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

ITEM 15T. CONTROLS AND PROCEDURES

     Not applicable.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that Mr. Yaacov Goldman, an independent director, meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission.

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

                      Year Ended December 31,
                      ----------------------
Services Rendered       2006          2005
-----------------     --------      --------

Audit (1)             $ 83,173      $123,162
Audit-related(2)         8,601         7,500
Tax (3)                 20,528        19,537
Other (4)                   --         1,734
                      --------      --------
Total                 $112,302      $151,933

     ----------

     (1)  Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent registered public accounting firm can reasonably provide.

     (2)  Audit-related fees relate to services provided in connection with the filing of a Report on Form 6-K for the six months period ended June
          30, 2006.

     (3)  Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.

     (4)  Other fees relate to services provided by our principal independent registered public accounting firm other than services covered by above categories.

PRE-APPROVAL POLICIES AND PROCEDURES

     Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accountants, Kost Forer Gabbay & Kasierer, a member firm of
Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee's approval of the scope of the engagement of our independent auditor, or on an individual basis.
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

ITEM 16D. EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT
          COMMITTEE

     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ISSUER PURCHASE OF EQUITY SECURITIES

     Neither we nor any affiliated purchaser has purchased any of our securities during 2006.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS OF MER TELEMANAGEMENT SOLUTIONS LTD.

         Index to Consolidated Financial Statements .......................F-1

         Report of Independent Registered Public Accounting Firm...........F-2

         Consolidated Balance Sheets.......................................F-3 -F-4

         Consolidated Statements of Operations.............................F-5

         Consolidated Statements of Changes in Shareholders' Equity........F-6

         Consolidated Statements of Cash Flows.............................F-7 - F-8

         Notes to Consolidated Financial Statements........................F-9 - F-43

FINANCIAL STATEMENTS OF JUSAN, S.A. AS OF DECEMBER 31, 2005 AND 2006 AND FOR THE
THREE YEARS ENDED DECEMBER 31, 2006

ITEM 19. EXHIBITS

     Index to Exhibits

EXHIBIT        DESCRIPTION

1.1            Memorandum of Association of the Registrant (1)

1.2            Articles of Association of the Registrant (1)

2.1            Specimen of Ordinary Share Certificate (1)

4.1            1996 Employee Stock Option Plan (1)

4.2            Section 102 Stock Option Plan (1)

4.3            2003 Israeli Share Option Plan (2)

4.4            2006 Stock Option Plan (3)

4.5            Asset Purchase Agreement dated December 30, 2004 among the
               Registrant and Teleknowledge Group Ltd. (4)

4.6            Securities Purchase Agreement dated August 10, 2005 among the
               Registrant and the Investors therein (5)

4.7            Form of Warrant (6)

4.8            Registration Rights Agreement dated August 10, 2005 (7)

4.9            Form of Warrant issued to Mr. Avi Ziv (8)

5.0            Asset Purchase Agreement dated July 25, 2006 by and among MTS
               Acquisition Corp. (now named MTS TelSoft Inc.), MTS IntegraTRAK
               Inc., TelSoft Solutions, Inc. (now named Strategic Sciences
               Inc.), Consulting Sciences, Inc., Donald Simons and Dale Zuehls

8.1            List of Subsidiaries of the Registrant

11.1           Code of Ethics (9)

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

----------

(1)  Filed as an exhibit to the Registrant's Registration Statement on Form F-1,
     registration number 333-05814, filed with the Securities and Exchange
     Commission, and incorporated herein by reference.

(2)  Filed as Exhibit 10.3 to the Registrant's Annual Report on Form 20-F for
     the year ended December 31, 2003, and incorporated herein by reference.

(3)  Filed as Appendix B to Item 1 of the Registrant's Report on Form 6-K for
     the month of June 2006 submitted on June 23, 2006, and incorporated herein by reference.

(4)  Filed as Exhibit 4.1 to the Registrant's Annual Report on Form 20-F for the
     year ended December 31, 2004, and incorporated herein by reference.

(5)  Filed as Item 1 to the Registrant's Report on Form 6-K for the month of
     August 2005 submitted on August 19, 2005, and incorporated herein by reference.

(6)  Filed as Item 3 to the Registrant's Report on Form 6-K for the month of
     August 2005 submitted on August 19, 2005, and incorporated herein by reference.

(7)  Filed as Item 2 to the Registrant's Report on Form 6-K for the month of
     August 2005 submitted on August 19, 2005, and incorporated herein by reference.

(8)  Filed as Exhibit 4.6 to the Registrant's Registration Statement on Form
     F-3, registration number 333-128225, and incorporated herein by reference.

(9)  Filed as Exhibit 14.1 to the Registrant's Annual Report on Form 20-F for
     the year ended December 31, 2003, and incorporated herein by reference.

             MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2006

                            U.S. DOLLARS IN THOUSANDS

                                      INDEX

                                                                      PAGE
                                                                 --------------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM              F - 2

CONSOLIDATED BALANCE SHEETS                                      F - 3 - F - 4

CONSOLIDATED STATEMENTS OF OPERATIONS                                F - 5

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY           F - 6

CONSOLIDATED STATEMENTS OF CASH FLOWS                            F - 7 - F - 8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                       F - 9 - F - 43

                                     F - 1

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                  TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

                        MER TELEMANAGEMENT SOLUTIONS LTD.

      We have audited the accompanying consolidated balance sheets of Mer
Telemanagement Solutions Ltd. ("the Company") and its subsidiaries as of
December 31, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Jusan SA, a 50% owned affiliate for the years ended
December 31, 2005 and 2006, in which the Company's investments totaled $ 1,615 thousand and $ 1,598 thousand as of December 31, 2005 and 2006, respectively and the Company's equity in its income in 2004, 2005 and 2006 constitutes $ 225 thousand $ 2 thousand and $ 159 thousand, respectively. We also did not audit the financial statements of MTS Asia Ltd., a wholly-owned subsidiary, which statements reflect total assets of $ 302 thousand as of December 31, 2006, and total revenues of $ 624 thousand for the year then ended. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to amounts emanating from the financial statements of Jusan SA and MTS Asia Ltd., is based solely on the reports of the other auditors.

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

      In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

      As discussed in Note 2 to the consolidated financial statements, in 2006, the Company adopted Financial Accounting Standard Board Statement No. 123(R),
"Share-Based Payment".

                                           /s/ Kost Forer Gabbay & Kasierer
                                           ------------------------------------
Tel-Aviv, Israel                             KOST FORER GABBAY & KASIERER
March 30, 2007                             A Member of Ernst & Young Global

                                      F - 2

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                        DECEMBER 31,
                                                                                     -----------------
                                                                                       2005      2006
                                                                                     -------   -------
      ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                                         $ 3,191   $ 1,474
   Short term bank deposits                                                                -       100
   Marketable securities (Note 3)                                                        132       159
   Trade receivables (net of allowance for doubtful accounts of $ 402 and $ 505 at
      December 31, 2005 and 2006, respectively)                                        1,895     2,484
   Unbilled receivables                                                                  104        51
   Other accounts receivable and prepaid expenses (Note 4)                               491       763
   Inventories (Note 5)                                                                  181       138
                                                                                     -------   -------

TOTAL current assets                                                                   5,994     5,169
                                                                                     -------   -------

LONG-TERM ASSETS:
   Investments in an affiliate (Note 6)                                                1,615     1,598
   Long-term loans, net of current maturities (Note 7)                                     3         -
   Severance pay fund                                                                    478       673
   Other investments (Note 8)                                                            347       366
   Deferred income taxes (Note 14)                                                       115       112
                                                                                     -------   -------

TOTAL long-term assets                                                                 2,558     2,749
                                                                                     -------   -------

PROPERTY AND EQUIPMENT, NET (Note 9)                                                     571       439
                                                                                     -------   -------

OTHER ASSETS:
   Goodwill (Note 10a)                                                                 3,700     4,058
   Other intangible assets, net (Note 10b)                                               993     1,639

TOTAL other assets                                                                     4,693     5,697
                                                                                     -------   -------

TOTAL assets                                                                         $13,816   $14,054
                                                                                     =======   =======

The accompanying notes are an integral part of the consolidated financial statements.

                                      F - 3

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                        DECEMBER 31,
                                                                                    --------------------
                                                                                      2005       2006
                                                                                    --------    --------
      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Short term bank credit and current maturities on bank loan                       $      -    $    421
   Trade payables                                                                        735         510
   Accrued expenses and other liabilities (Note 11)                                    2,306       2,507
   Deferred revenues                                                                     888       1,545
                                                                                    --------    --------

TOTAL current liabilities                                                              3,929       4,983
                                                                                    --------    --------

LONG-TERM LIABILITIES:
   Long term bank loan (Note 12)                                                           -         583
   Accrued severance pay                                                                 713         946
                                                                                    --------    --------

TOTAL long-term liabilities                                                              713       1,529
                                                                                    --------    --------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 13)

SHAREHOLDERS' EQUITY (Note 16):
   Share capital -
      Ordinary shares of NIS 0.01 par value - Authorized: 12,000,000 shares at
         December 31, 2005 and 2006; Issued: 5,744,304 and 5,784,645 shares at
         December 31, 2005 and 2006, respectively; Outstanding: 5,733,504 and
         5,773,845 shares at December 31, 2005 and 2006, respectively                     17          17
   Additional paid-in capital                                                         15,966      16,109
   Treasury shares (10,800 Ordinary shares at December 31, 2005 and 2006)                (29)        (29)
   Deferred stock compensation                                                          (142)          -
   Accumulated other comprehensive income (loss)                                         (75)        254
   Accumulated deficit                                                                (6,563)     (8,809)
                                                                                    --------    --------

TOTAL shareholders' equity                                                             9,174       7,542
                                                                                    --------    --------

TOTAL liabilities and shareholders' equity                                          $ 13,816    $ 14,054
                                                                                    ========    ========

The accompanying notes are an integral part of the consolidated financial statements.

                                      F - 4

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                      YEAR ENDED DECEMBER 31,
                                                                             -----------------------------------------
                                                                                2004            2005           2006
                                                                             -----------    -----------    -----------
Revenues (Note 17):
   Product sales                                                             $     7,070    $     7,628    $     7,518
   Services                                                                        2,343          3,935          2,966
                                                                             -----------    -----------    -----------

TOTAL revenues                                                                     9,413         11,563         10,484
                                                                             -----------    -----------    -----------

Cost of revenues:
   Product sales                                                                   2,407          2,968          2,631
   Services                                                                          407            834            724
                                                                             -----------    -----------    -----------

TOTAL cost of revenues                                                             2,814          3,802       (*)3,355
                                                                             -----------    -----------    -----------

Gross profit                                                                       6,599          7,761          7,129
                                                                             -----------    -----------    -----------
Operating expenses:
   Research and development, net of grants from the OCS in the amount
      of $ 0, $ 130, $ 578 in 2004, 2005 and 2006, respectively                    2,362          4,395       (*)3,633
   Selling and marketing                                                           6,300          4,797       (*)3,078
   General and administrative                                                      2,101          2,830       (*)2,651
                                                                             -----------    -----------    -----------

TOTAL operating expenses                                                          10,763         12,022          9,362
                                                                             -----------    -----------    -----------

Operating loss                                                                    (4,164)        (4,261)        (2,233)
Financial income (expenses), net                                                      78             53            (54)
                                                                             -----------    -----------    -----------

Loss before taxes on income                                                       (4,086)        (4,208)        (2,287)
Taxes on income (Note 14)                                                            266             10            118
                                                                             -----------    -----------    -----------

Loss before equity in earnings of affiliate                                       (4,352)        (4,218)        (2,405)
Equity in earnings of affiliate                                                      225              2            159
                                                                             -----------    -----------    -----------

Net loss                                                                     $    (4,127)   $    (4,216)   $    (2,246)
                                                                             ===========    ===========    ===========
Net loss per share:

Basic and diluted net loss per Ordinary share                                $     (0.89)   $     (0.83)   $     (0.39)
                                                                             ===========    ===========    ===========

Weighted average number of Ordinary shares used in computing basic
   and diluted net loss per share                                              4,634,413      5,092,117      5,762,311
                                                                             ===========    ===========    ===========

(*)   Including stock-based employee compensation in the amounts of $ 21, $ 101,
      $ 17 and $ 71 in cost of revenues, research and development, selling and marketing and general and administrative, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

                                      F - 5

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                                                                     ACCUMULATED
                                                                       SHARE CAPITAL       ADDITIONAL                   DEFERRED        OTHER      ACCUMULATED      TOTAL          TOTAL
                                                                   ---------------------    PAID-IN      TREASURY        STOCK      COMPREHENSIVE   EARNINGS    COMPREHENSIVE  SHAREHOLDERS'
                                                                     NUMBER      AMOUNT     CAPITAL       SHARES      COMPENSATION  INCOME (LOSS)    DEFICIT)     INCOME (LOSS)     EQUITY
                                                                   ---------    --------    --------     ----------    -----------    --------     -----------    -----------    --------

Balance as of January 1, 2004                                      4,624,471    $     14    $ 12,613     $      (20)   $       (10)   $     87     $     1,780                   $ 14,464
  Exercise of options                                                 17,333    *)     -           2              -              -           -               -                          2
  Employee stock based compensation                                        -           -         264              -           (264)          -               -                          -
  Amortization of deferred stock compensation                              -           -           -              -             66           -               -                         66
  Purchase of treasury shares                                         (3,800)          -           -             (9)             -           -               -                         (9)
  Other comprehensive loss:
    Unrealized gains on available-for-sale
      marketable securities, net                                           -           -           -              -              -          83               -    $        83          83
    Foreign currency translation adjustments                               -           -           -              -              -         171               -            171         171
    Gain from cash flows hedging transaction                               -           -           -              -              -           7               -              7           7
                                                                                                                                                                  -----------
  Total other comprehensive income                                         -                                                                                              261
  Net loss                                                                 -           -           -              -              -           -          (4,127)        (4,127)     (4,127)
                                                                   ---------    --------    --------     ----------    -----------    --------     -----------    -----------    --------
  Total comprehensive loss                                                                                                                                        $    (3,866)
                                                                                                                                                                  ===========
Balance as of December 31, 2004                                    4,638,004          14      12,879            (29)          (208)        348          (2,347)                    10,657
  Issuance of shares, net                                            937,500           2       2,623              -              -           -               -                      2,625
  Exercise of options                                                158,000           1         308              -              -           -               -                        309
  Stock based compensation related to warrants
    issued to non employees                                                -           -         156              -              -           -               -                        156
  Amortization of deferred stock compensation                              -           -           -              -             66           -               -                         66
  Other comprehensive loss:
    Unrealized losses on available-for-sale
      marketable securities, net                                           -           -           -              -              -         (76)              -    $       (76)        (76)
    Foreign currency translation adjustments                               -           -           -              -              -        (347)              -           (347)       (347)
                                                                                                                                                                  -----------
  Total other comprehensive loss                                                                                                                                         (423)
  Net loss                                                                 -           -           -              -              -           -          (4,216)        (4,216)     (4,216)
                                                                   ---------    --------    --------     ----------    -----------    --------     -----------    -----------    --------
  Total comprehensive loss                                                                                                                                        $    (4,639)
                                                                                                                                                                  ===========
Balance as of December 31, 2005                                    5,733,504          17      15,966            (29)          (142)        (75)         (6,563)                     9,174
  Exercise of options                                                 40,341    *)     -          65              -              -           -               -                         65
  Stock based compensation related to warrants
      issued to non employees                                              -           -          10              -              -           -               -                         10

  Stock based compensation related to options issued
    to employees                                                           -           -         210              -              -           -               -                        210
  Reclassification of deferred stock compensation
    due to implementation of SFAS 123R                                     -           -        (142)             -            142           -               -                          -
  Other comprehensive loss:
    Unrealized gains on available-for-sale
      marketable securities, net                                           -           -           -              -              -           1               -    $         1           1
    Foreign currency translation adjustments                               -           -           -              -              -         328               -            328         328
                                                                                                                                                                  -----------
  Total other comprehensive income                                         -           -           -              -              -           -               -            329
  Net loss                                                                 -           -           -              -              -           -          (2,246)        (2,246)     (2,246)
                                                                   ---------    --------    --------     ----------    -----------    --------     -----------    -----------    --------
  Total comprehensive loss                                                                                                                                        $    (1,917)
                                                                                                                                                                  ===========
Balance as of December 31, 2006                                    5,773,845    $     17    $ 16,109     $      (29)   $         -    $    254     $    (8,809)                  $  7,542
                                                                   =========    ========    ========     ==========    ===========    ========     ===========                   ========
Accumulated unrealized gains from available-for-sale
  marketable securities                                                                                                               $     11
Accumulated foreign currency translation adjustments                                                                                       243
                                                                                                                                      --------
                                                                                                                                      $    254
                                                                                                                                      ========

*)    Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

                                      F - 6

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                            YEAR ENDED DECEMBER 31,
                                                                        ------------------------------
                                                                          2004       2005       2006
                                                                        --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:

  Net loss                                                              $ (4,127)  $ (4,216)  $ (2,246)
  Adjustments required to reconcile net loss to net cash used in operating activities:
    Gains on sale of available-for-sale marketable securities                  -        (77)       (13)
    Loss on sale of property and equipment                                     1          -          -
    Impairment of other investments                                            -         27          -
    Equity in earnings of affiliate                                         (225)        (2)      (159)
    Depreciation and amortization                                            399        655        675
    Deferred income taxes, net                                                33         10          3
    Employee stock-based compensation                                         66         66        210
    Stock based compensation related to warrants issued to non
      employees                                                                -        156         10
    Accrued severance pay, net                                                 2        119         38
    Decrease (increase) in trade receivables and unbilled
      receivables                                                            144       (672)      (549)
    Decrease (increase) in other accounts receivable and prepaid
      expenses                                                               175        (99)      (321)
    Decrease (increase) in inventories                                        15         (3)        43
    Increase (decrease) in trade payables                                    326         16       (218)
    Increase (decrease) in accrued expenses and other liabilities            611        (46)       168
    Increase (decrease) in deferred revenues                                 (41)      (366)       610
    Increase in related parties, net                                          20         15        140
                                                                        --------   --------   --------

Net cash used in operating activities                                     (2,601)    (4,417)    (1,609)
                                                                        --------   --------   --------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Proceeds from sale of property and equipment                                22          7          1
  Purchase of property and equipment                                        (293)      (251)      (107)
  Capitalization of research and development costs                          (386)         -          -
  Investment in short term bank deposit                                        -          -       (100)
  Investment in lease deposits                                                (5)       (26)        (6)
  Investment in available-for-sale marketable securities                    (220)      (163)      (221)
  Proceeds from sale of available-for-sale marketable securities             891      1,089        208
  Additional investment in goodwill in consideration of
    TeleKnowledge acquisition                                                  -        (21)      (204)
  Acquisition of certain assets and liabilities of
    Teleknowledge (a)                                                     (2,445)         -          -
  Acquisition of certain assets and liabilities of Telsoft (a)                 -          -     (1,202)
  Dividend from an affiliate                                                 136        195        409
  Others                                                                      50         63         16
                                                                        --------   --------   --------

Net cash provided by (used in) investing activities                       (2,250)       893     (1,206)
                                                                        --------   --------   --------

The accompanying notes are an integral part of the consolidated financial statements.

                                      F - 7

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                            YEAR ENDED DECEMBER 31,
                                                                        ------------------------------
                                                                          2004       2005       2006
                                                                        --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:

  Proceeds from long term loan                                          $      -   $      -   $  1,000
  Proceeds from short term bank credit                                         -          -          4
  Repayment of long-term loans                                                (8)         -          -
  Proceeds from issuance of shares and warrants, net                           -      2,625          -
  Proceeds from exercise of options and warrants                               2        281         94
  Purchase of treasury shares                                                 (9)         -          -
                                                                        --------   --------   --------

Net cash provided by (used in) financing activities                          (15)     2,906      1,098
                                                                        --------   --------   --------

Effect of exchange rate changes on cash and cash equivalents                  (4)        (5)         -
                                                                        --------   --------   --------

Decrease in cash and cash equivalents                                     (4,870)      (623)    (1,717)
Cash and cash equivalents at the beginning of the year                     8,684      3,814      3,191
                                                                        --------   --------   --------

Cash and cash equivalents at the end of the year                        $  3,814   $  3,191   $  1,474
                                                                        ========   ========   ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS ACTIVITIES:

  Cash paid during the year for:

    Interest                                                            $      1   $      3   $     38
                                                                        ========   ========   ========

    Income taxes                                                        $     25   $     17   $    118
                                                                        ========   ========   ========

(a)   IN CONJUNCTION WITH THE ACQUISITIONS, THE FAIR VALUES OF
         ASSETS ACQUIRED AND LIABILITIES ASSUMED AT THE DATE OF
         ACQUISITION WERE AS FOLLOWS (SEE NOTE 1C AND NOTE 1D):

        Working capital (excluding cash and cash equivalents)           $     24   $      -   $    (47)
        Estimated fair value of assets acquired and liabilities
          assumed at the acquisition date:
        Property and equipment                                                40          -          5
        Goodwill                                                           1,391          -        166
        Developed technology                                                 690          -        433
        Customer relationship                                                300          -        645
                                                                        --------   --------   --------

                                                                        $  2,445   $      -   $  1,202
                                                                        ========   ========   ========
(b)   SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:

        Earn out in respect of Teleknowledge acquisition                $      -   $    264   $    123
                                                                        ========   ========   ========

The accompanying notes are an integral part of the consolidated financial statements.

                                      F - 8

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 1:  -  GENERAL

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

                  The Group markets its products worldwide through distributors, business telephone switching systems manufacturers and vendors and its direct sales force. Several international private
                  automatic branch exchange ("PBX") manufacturers market the
                  Group's products as part of their PBX selling efforts or on an
                  Original Equipment Manufacturer ("OEM") basis. The Group is highly dependent upon the active marketing and distribution of its OEM's. If the Group is unable to effectively manage and maintain a relationship with its OEM or any event negatively affecting such dealer's financial condition, could cause a material adverse effect on the Group's results of operations and financial position. In 2004, 2005 and 2006, one major
                  customer generated 38%, 36% and 29% of the Group's revenues,
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

                                      F - 9

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 1:  -  GENERAL (CONT.)

                  2.    Additional contingent consideration of up to an amount
                        of $ 3,650, based on post acquisition revenue
                        performance (calculated as 10% of renewal maintenance
                        fees and 20% of all other revenues from sales which
                        included Teleknowledge products), over a period of three
                        years. Such payments will be recorded as additional
                        goodwill, during the contingency period, when actual
                        revenue performance will be evaluated (see Note 10a). In
                        2005 and 2006 additional considerations of $285 and
                        $192, respectively, were recorded, in accordance with
                        the agreement.

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

                  Trade receivables                              $    100
                  Property and equipment                               40
                  Intangible assets:
                  Developed technology (four-year useful life)        690
                  Customer relationship (six-year useful life)        300
                  Goodwill                                          1,391
                                                                 --------

                  Total assets acquired                             2,521
                  Liabilities assumed - Deferred revenues             (76)
                                                                 --------

                  Net assets acquired                            $  2,445
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

                  Goodwill including accumulated earnout as of December 31, 2006 amounted to $ 1,868.

                                     F - 10

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 1:  -  GENERAL (CONT.)

            d.    On July 25, 2006, the Company and Telsoft Solutions, Inc.
                  ("Telsoft") consummated an Asset Purchase Agreement ("APA").
                  Telsoft is a provider of call accounting and TEM solutions to organizations and the acquisition shall enable the Company to increase its customer base. Under the terms of the APA, the
                  Company acquired certain assets and assumed certain enumerated liabilities of Telsoft for the following consideration:

                  1.    An initial consideration of $ 1,100 in cash.

                  2.    Additional earn-out payments based on revenue milestones
                        for the 12 months period following the acquisition. Such
                        payments will be recorded as additional goodwill, during
                        the contingency period, when actual revenue performance
                        will be evaluated (see Note 10a).

                  The acquisition was completed on July 31, 2006.

                  In order to finance the acquisition, the Company signed a loan agreement with Bank Hapoalim (the "Bank"), according to which the Bank granted the Company a loan in the amount of
                  approximately $ 1,000 (see also Note 12).

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

                  Based upon a valuation of the tangible and intangible assets acquired and the liabilities assumed, the Company has
                  allocated the total cost of the acquisition to TelSoft's net assets at the date of acquisition, as follows:

                  Property and equipment                                      5
                  Intangible assets:
                  Developed technology - ProductA
                    (six-year useful life)                                  270
                  Developed technology - Product B
                    (four-year useful life)                                 163
                  Customer relationship (six-year useful life)              645
                  Goodwill                                                  166
                                                                       --------

                  Total assets acquired                                   1,249
                  Liabilities assumed - Deferred maintenance                (47)
                                                                       --------

                  Net assets acquired                                  $  1,202
                                                                       ========

                  The valuation of the Company's developed technology was based on the income approach, which reflects the future economic benefits from TelSoft products. The value assigned to customer relationship was based on the income approach. The fair value of customer relationship was estimated by discounting to
                  present value, the cash flows that will be derived from
                  TelSoft's customers retained by MTS.

                                     F - 11

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 1:  -  GENERAL (CONT.)

                  Pro forma results (Unaudited):

                  The following unaudited proforma information does not purport to represent what the Company's results of operations would have been had the acquisitions occurred on January 1, 2005 and
                  2006, nor does it purport to represent the results of
                  operations of the Company for any future period.

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                       -----------------------
                                                                                          2005         2006
                                                                                       ----------   ----------

                  Revenues                                                             $   13,045   $   12,032
                                                                                       ==========   ==========

                  Net loss from continuing operations                                  $   (3,923)  $   (1,888)
                                                                                       ==========   ==========
                  Basic and diluted net loss per share for continuing operations       $    (0.77)  $    (0.33)
                                                                                       ==========   ==========
                  Weighted average number of Ordinary shares in computation of basic
                     and diluted net loss per share                                     5,092,117    5,762,311
                                                                                       ==========   ==========

NOTE 2:  -  SIGNIFICANT ACCOUNTING POLICIES

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

                                     F - 12

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

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

                  The Company classifies all of its securities as available for sale. Available for sale securitiesare carried at fair value, with unrealized gains and losses reported in "accumulated
                  other comprehensive income (loss)" in shareholders' equity.
                  Realized gains and losses on sales of investments, are
                  included in earnings and are derived using the specific
                  identification method for determining the cost of securities.

                  Interest and dividends on securities are included in financial income, net.

                                     F - 13

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            f.    Inventories:

                  Inventories are stated at the lower of cost or market value.
                  Inventory write-offs and write-down provisions are provided to cover risks arising from slow moving items or technological obsolescence.

                  The Company and its subsidiaries periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume. Based on this evaluation, provisions are recorded when required to
                  write-off inventory according to its market value.

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
                  Assets" ("SFAS No. 142").

                  Under APB 18, an impairment of value of an investment
                  accounted for under the equity method, which is other than a temporary decline, should be recognized as a realized loss, establishing a new carrying value for the investment. Factors the Company considers in making this evaluation include: the length of time and the extent to which the market value has been lower than cost, the financial condition and near-term prospects of the issuer, including cash flows of the investee and any specific events which may influence the operations of the issuer and the intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value. A current fair value of an investment that is less than its carrying amount may indicate an impairment of value of the investment. No
                  impairment losses were recorded during 2006.

                                     F - 14

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            h.    Investment in other companies:

                  The investment in these companies is stated at cost, since the
                  Group does not have the ability to exercise significant
                  influence over operating and financial policies of those
                  investments. The Company's investments in other companies are reviewed for impairment whenever events or changes in
                  circumstances indicate that the carrying amount of an
                  investment may not be recoverable, in accordance with APB
                  No.18. As of December 31, 2006 and 2005, based on management's most recent analyses, impairment losses in the amount of $ 0 and $ 27, respectively, have been identified and recorded.

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
                  "Accounting for the Impairment or Disposal of Long-Lived
                  Assets" ("SFAS No. 144"), whenever events or changes in
                  circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2006, no
                  impairment losses have been identified.

            k.    Goodwill:

                  Goodwill has been recorded as a result of acquisitions.
                  Goodwill is not amortized, but rather is subject to an annual impairment test.

                                     F - 15

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests if certain events or indicators of impairment occur. The impairment test consists of a comparison of the fair value of goodwill with its
                  carrying amount. If the carrying amount of goodwill exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Goodwill is tested for impairment at the reporting unit level by a comparison of the fair value of a reporting unit with its carrying amount. The Company has
                  elected to perform its analysis of goodwill at the end of the third quarter of the year. During 2004, 2005 and 2006, no
                  impairment losses were identified (see also Note 10a).

            l.    Intangible assets:

                  Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS 142. Developed
                  technology is amortized over a weighted average of four-six years and customer relationship is amortized over a period of six years. As for capitalized software costs, see n below.

            m.    Revenue recognition:

                  The Company generates revenues mainly from licensing the
                  rights to use its software products. Certain software licenses require significant customization. The Company also generates revenues from rendering maintenance, service bureau, support and training. The Company sells its products directly to
                  end-users and indirectly through resellers and OEM's (who are considered end users).

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

                                     F - 16

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

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

                  After delivery, if uncertainty exists about customer
                  acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on
                  uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2006, no such estimated losses were identified.

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
                  00-21 "Revenue Arrangement with Multiple Deliverables" ("EITF
                  00-21").

                  According to EITF 00-21 a multiple-element arrangement (an arrangement that involves the delivery or performance of
                  multiple products, services and/or rights to use assets) is separated into more than one unit of accounting, if the
                  functionality of the delivered element is not dependent on the undelivered element, there is vendor-specific objective
                  evidence (VSOE) of fair value of the undelivered element and delivery of the delivered element(s) represents the
                  culmination of the earnings process for these elements. The
                  Company has established VSOE for maintenance and support
                  services based on the renewal rate charged when these elements are sold separately and therefore, the arrangement
                  consideration is allocated to maintenance and support services based on their relative VSOE.

                                     F - 17

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

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

                  Research and development costs incurred in the process of
                  developing product improvements or new products, are generally charged to expenses as incurred, net of grants received from the Office of the Chief Scientist of Israel's Ministry of
                  Industry, Trade and Labor (see Note 13b).

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
                  Based on its most recent analyses, management believes that no impairment of capitalized software development costs exists as of December 31, 2006.

            o.    Government grants:

                  Royalty-bearing grants from the Government of Israel for
                  funding certain approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and recorded as a deduction of research and development costs. Research and
                  development grants amounted $ 0, $ 130 and $ 578 in 2004, 2005 and 2006, respectively. Total royalties accrued or paid
                  amounted to $ 181, $ 198 and $ 187 in 2004, 2005 and 2006, respectively and were recorded as part of the cost of goods sold.

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

                                     F - 18

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            q.    Accounting for stock-based compensation:

                  On January 1, 2006, the Company adopted SFAS No. 123 (revised
                  2004), "Share-Based Payment" ("SFAS No. 123(R)") which
                  requires the measurement and recognition of compensation
                  expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS No.
                  123(R) supersedes Accounting Principles Board Opinion No. 25,
                  "Accounting for Stock Issued to Employees" ("APB No. 25"), for
                  periods beginning in fiscal year 2006. In March 2005, the
                  Securities and Exchange Commission issued Staff Accounting
                  Bulletin No. 107 ("SAB 107") relating to SFAS No. 123(R). The
                  Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123(R). SFAS No. 123(R) requires companies to
                  estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated operations statements.

                  Prior to the adoption of SFAS No. 123(R), the Company
                  accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25 as allowed under SFAS No. 123, "Accounting for Stock-Based
                  Compensation" ("SFAS No. 123"). Pursuant to these accounting standards, the Company recorded deferred compensation for
                  stock options granted to employees at the date of grant equal to the excess of the market value of the underlying shares at that date over the exercise price of the options.

                  The Company adopted SFAS No. 123(R) using the modified
                  prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company's fiscal year 2006. Under that
                  transition method, compensation cost recognized in the year ended December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value
                  estimated in accordance with the original provisions of SFAS
                  No. 123, and (b) compensation cost for all share-based
                  payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the
                  provisions of SFAS No. 123(R). Results for prior periods have not been restated.

                  The Company recognizes compensation expenses for the value of its awards granted subsequent to January 1, 2006 based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS No. 123(R)
                  requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual
                  forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.
                  Forfeitures were previously accounted for as they occurred, but have been estimated with the adoption of SFAS No. 123(R)
                  for those awards not yet vested. For awards granted prior to
                  January 1, 2006, the Company recognizes compensation expenses based on the accelerated attribution method over the requisite service period of each of the awards. The net loss for the 12 months period ended December 31, 2006 was $ 22 lower than if the Company had continued to account for share-based
                  compensation according to the accelerated attribution method.

                                     F - 19

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company's loss before taxes on income and operating loss and net loss for the year ended December 31, 2006, were $ 144 lower, than if the Company had continued to account for
                  stock-based compensation under APB No. 25. Basic and diluted net loss per share for the year ended December 31, 2006 were $
                  0.03 lower, than if the Company had continued to account for stock-based compensation under APB No. 25.

                  The Company estimates the fair value of stock options granted using the Black-Scholes-option pricing model. The
                  option-pricing model requires a number of assumptions, of
                  which the most significant are the expected stock price
                  volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price
                  movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

                  The fair value for options granted in 2004, 2005 and 2006 is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

                                                        YEAR ENDED DECEMBER 31,
                                                       ------------------------
                  EMPLOYEE STOCK OPTIONS                2004     2005     2006
                  ----------------------------------   ------   ------   ------

                  Expected volatility                   71.8%    56.9%    74.5%
                  Risk-free interest                     2.0%     3.9%     4.6%
                  Dividend yield                         0.0%     0.0%     0.0%
                  Expected life (years)                  2.2        4        4

                  The following table illustrates the effect on 2004 and 2005 net loss and earnings per share, assuming that the Company had applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation:

                                                                                     YEAR ENDED DECEMBER 31,
                                                                                  ----------------------------
                                                                                      2004            2005
                                                                                  ------------    ------------

                  Net loss available to Ordinary shares, as reported              $     (4,127)   $     (4,216)
                  Add: Stock-based employee compensation - intrinsic value                  66              66
                  Deduct: Stock-based compensation expense determined under
                    fair value method for all awards, net of related tax effect           (274)           (264)
                                                                                  ------------    ------------

                  Pro forma net loss                                              $     (4,335)   $     (4,414)
                                                                                  ============    ============

                  Basic and diluted net loss per share, as reported               $      (0.89)   $      (0.83)
                                                                                  ============    ============

                  Basic and diluted net loss per share, pro forma                 $      (0.94)   $      (0.87)
                                                                                  ============    ============

                                     F - 20

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

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

                  No changes to the provision have been recorded during 2006.

            s.    Fair value of financial instruments:

                  The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial
                  instruments:

                  The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, other accounts receivable, short-term bank credit and trade payables approximate their fair value, due to the short-term maturity of such
                  instruments.

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

                  Severance expense for the years ended December 31, 2004, 2005 and 2006 amounted to approximately $ 344, $ 585 and $ 339, respectively.

                                     F - 21

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            u.    Concentrations of credit risk:

                  Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, trade receivables, marketable securities and long-term loans.

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

                  The customers of the Company are located mainly in the U.S.
                  and Europe (see Note 17). The Company performs ongoing credit evaluations of its customers. In certain circumstances, the
                  Company may require letters of credit, other collateral or additional guarantees. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection according to management estimates.

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
                  Per Share" ("SFAS No. 128").

                  The total number of shares related to the outstanding options excluded from the calculation of diluted net loss per share was 667,101, 1,011,584 and 685,410 for the years ended
                  December 31, 2004, 2005 and 2006, respectively.

            w.    Impact of recently issued accounting standards:

                  In July 2006, the FASB issued FASB Interpretation No. 48
                  "Accounting for Uncertainty in Income Taxes an Interpretation
                  of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum
                  recognition threshold a tax position is required to meet
                  before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions.
                  Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination.

                                     F - 22

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative
                  probability basis that is more-likely-than-not to be realized upon ultimate settlement.

                  FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement
                  No. 109, "Accounting for income taxes" ("FAS 109"). This
                  includes tax positions considered to be "routine" as well as those with a high degree of uncertainty.

                  FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are
                  required at each annual reporting period unless a significant change occurs in an interim period.

                  FIN 48 is effective for fiscal years beginning after December
                  15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings.

                  The Company is currently evaluating the effect of the adoption of FIN 48 on its financial statements.

                  In September 2006, the FASB issued SFAS No. 157, "Fair Value
                  Measurements" ("SFAS No. 157"). This statement provides a
                  single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value.
                  Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R)
                  and related interpretations. The statements does not apply to accounting standard that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after
                  November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 157.

                  In February 2007, the FASB issued SFAS No. 159, "The Fair
                  Value Option for Financial Assets and Financial Liabilities"
                  ("SFAS No. 159"). This statement provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have
                  required different measurement attributes for different assets and liabilities that can create artificial volatility in
                  earnings. The Standard's objective is to reduce both
                  complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective as of the beginning of an entity's first fiscal year beginning after
                  November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 159.

                                     F - 23

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 3:  -  MARKETABLE SECURITIES

            The following is a summary of the Company's investment in marketable securities:

                                                 DECEMBER 31, 2005                                DECEMBER 31, 2006
                                   ----------------------------------------------   ----------------------------------------------
                                                 GROSS         GROSS       FAIR                   GROSS         GROSS      FAIR
                                   AMORTIZED   UNREALIZED   UNREALIZED    MARKET    AMORTIZED   UNREALIZED   UNREALIZED   MARKET
                                      COST       GAINS        LOSSES      VALUE        COST       GAINS        LOSSES     VALUE
                                   ---------   ----------   ----------   --------   ---------   ----------   ----------   --------
            Available-for-sale:

            Equity securities      $      35   $       12   $       (5)  $     42   $      40   $        5   $       (2)  $     43
            Corporate bonds                -            -            -          -          45            1            -         46
            Israeli Government
              debts                       87            4           (1)        90          63            7            -         70
                                   ---------   ----------   ----------   --------   ---------   ----------   ----------   --------

                                   $     122   $       16   $       (6)  $    132   $     148   $       13   $       (2)  $    159
                                   =========   ==========   ==========   ========   =========   ==========   ==========   ========

            The gross realized gains on sales of available-for-sale securities totaled $ 0, $ 77 and $ 13 in 2004, 2005 and 2006, respectively, recorded in financial income. The net adjustment to unrealized holding gains (losses) on available-for-sale securities included as a separate component of shareholders' equity, "Accumulated other comprehensive gains (losses)" amounted to $ 83, $ (76) and $ 1 in
            2004, 2005 and 2006, respectively.

            None of the unrealized loss as of December 31, 2006, are outstanding over than 12 months period.

            The amortized cost and fair value of debt and marketable equity securities as of December 31, 2006, by contractual maturity, are shown below.

                                                             DECEMBER 31, 2006
                                                            ------------------
                                                                         FAIR
                                                            AMORTIZED   MARKET
                                                              COST       VALUE
                                                            ------------------

            Matures after one year through five years       $      63   $   70
            Matures after five years through ten years             29       30
            Matures after ten years                                16       16
            Equity securities - No definite maturity date          40       43
                                                            ---------   ------

            Total                                           $     148   $  159
                                                            =========   ======

                                     F - 24

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 4:  -  OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                                            DECEMBER 31,
                                                                       ---------------------
                                                                          2005        2006
                                                                       ---------   ---------

            Grants receivable from the Office of the Chief Scientist   $     130   $     454
            Government authorities                                            75          77
            Prepaid expenses                                                 142         147
            Deferred income taxes (1)                                         14          14
            Others                                                           130          71
                                                                       ---------   ---------

                                                                       $     491   $     763
                                                                       =========   =========

            (1)   See Note 14d.

NOTE 5:  -  INVENTORIES

                                                                            DECEMBER 31,
                                                                       ---------------------
                                                                          2005        2006
                                                                       ---------   ---------

            Raw materials                                              $      58   $      57
            Finished products                                                123          81
                                                                       ---------   ---------

                                                                       $     181   $     138
                                                                       =========   =========

NOTE 6:  -  INVESTMENTS IN AFFILIATE

            a.    Composed as follows:

                                                                            DECEMBER 31,
                                                                       ---------------------
                                                                          2005        2006
                                                                       ---------   ---------
                  Investment in Jusan S.A. (50% owned)

                     Equity, net (1)                                   $   1,580   $   1,563
                     Goodwill                                                 35          35
                                                                       ---------   ---------

                                                                       $   1,615   $   1,598
                                                                       =========   =========

                  (1)   Investment as of purchase date                 $   1,171   $   1,171
                        Retained earnings (Net of dividends)                 409         392
                                                                       ---------   ---------

                                                                       $   1,580   $   1,563
                                                                       =========   =========

                  Dividend received from Jusan S.A. during the year    $     195   $     409
                                                                       =========   =========

                                     F - 25

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 6:  -  INVESTMENTS IN AFFILIATE (CONT.)

            b.    Summarized financial information of Jusan S.A. (50% owned):

                                                            DECEMBER 31,
                                                         ------------------
                                                           2005       2006
                                                         --------   -------

                  Current assets                         $  4,177   $ 3,743
                  Non-current assets                     $     45   $    88
                  Current liabilities                    $ (1,057)  $  (694)

                                                  YEAR ENDED DECEMBER 31,
                                               ----------------------------
                                                 2004      2005       2006
                                               -------   --------   -------

                  Revenues                     $ 6,892   $  5,682   $ 5,462
                  Gross profit                 $ 3,158   $  2,530   $ 2,658
                  Net income                   $   444   $      4   $   318

NOTE 7:  -  LONG-TERM LOAN, NET OF CURRENT MATURITIES

            The Company's long term loans include a loan granted to the purchaser of Silverbyte Ltd. shares which were sold by the Company in July, 2000. The loan will be fully repaid in April 2007.

            a.    Composed as follows:

                                                            DECEMBER 31,
                                                         ------------------
                                                           2005       2006
                                                         --------   -------

                  Loan to others in NIS - unlinked (1)   $     21   $     4
                  Less - current maturities (2)                18         4
                                                         --------   -------

                                                         $      3   $     -
                                                         ========   =======

                  (1)   The weighted average interest rate for the years ended
                        December 31, 2005 and 2006 is 7.65%.

                  (2)   Included in other accounts receivable.

            b.    As of December 31, 2006, the aggregate annual maturities of long-term loans are as follows:

                  2007 (current maturities)              $      4
                                                         ========

                                     F - 26

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 8:  -  OTHER INVESTMENTS

                                                       DECEMBER 31,
                                                    -----------------
                                                      2005      2006
                                                    -------   -------

            Long-term leasing deposits (1)          $    27   $    46
            Investment in other companies               320       320
                                                    -------   -------

                                                    $   347   $   366
                                                    =======   =======

            (1)   Linked to the Israeli CPI.

NOTE 9:  -  PROPERTY AND EQUIPMENT

                                                       DECEMBER 31,
                                                    -----------------
                                                      2005      2006
                                                    -------   -------
            Cost:
              Computers and peripheral equipment    $ 3,022   $ 3,118
              Office furniture and equipment            566       572
              Motor vehicles                             48        48
              Leasehold improvements                    140       150
                                                    -------   -------
                                                      3,776     3,888
            Accumulated depreciation:                 3,205     3,449
                                                    -------   -------

            Depreciated cost                        $   571   $   439
                                                    =======   =======

            The depreciation expense for the years ended December 31, 2004, 2005 and 2006 amounted to $ 211, $ 254 and $ 243, respectively.

NOTE 10: -  GOODWILL AND OTHER INTANGIBLE ASSETS

            a.    Goodwill:

                  The changes in the carrying amount of goodwill for the year ended December 31, 2005 are as follows:

                  Balance as of January 1, 2005                           $ 3,415

                  Additional consideration in conjunction with TK
                    acquisition based on post-contract billing revenues,
                    see Note 1(c)                                             285
                                                                          -------

                  Balance as of December 31, 2005                           3,700

                  Additional consideration in conjunction with TK
                    acquisition based on post-contract billing revenues,
                    see Note 1(c)                                             192
                  Goodwill acquired during the year (see Note 1d)             166
                                                                          -------

                  Balance as of December 31, 2006                         $ 4,058
                                                                          =======

                                     F - 27

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 10: -  GOODWILL AND OTHER INTANGIBLE ASSETS (CONT.)

            b.    Other intangibles consist of the following:

                                                                 DECEMBER 31,
                                                              -----------------
                                                                2005      2006
                                                              -------   -------
                  Cost:
                     Development technology                   $ 1,440   $ 1,873
                     Capitalized software development costs       386       386
                     Customer relationship                        300       945
                                                              -------   -------

                                                                2,126     3,204
                                                              -------   -------

                  Accumulated amortization:
                     Development technology                       923     1,131
                     Capitalized software development costs       160       289
                     Customer relationship                         50       145
                                                              -------   -------

                                                                1,133     1,565
                                                              -------   -------

                  Amortized cost                              $   993   $ 1,639
                                                              =======   =======

                  Intangible assets resulted from acquisitions of IntegraTrak and TelSoft (see Note 1d), the Company's U.S. subsidiaries and
                  TeleKnowledge (see Note 1c).

            c.    Amortization expenses amounted to $ 188, $ 401 and $ 432 for each of the years ended December 31, 2004, 2005 and 2006,
                  respectively.

            d.    Estimated amortization expenses for:

                  YEAR ENDED DECEMBER 31,
                  -----------------------------------------

                  2007                                        $   512
                  2008                                            416
                  2009                                            243
                  2010                                            227
                  2011                                            153
                  2012                                             88
                                                              -------

                                                              $ 1,639
                                                              =======

                                     F - 28

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 11: -  ACCRUED EXPENSES AND OTHER LIABILITIES

                                                                  DECEMBER 31,
                                                               -----------------
                                                                 2005      2006
                                                               -------   -------

            Employees and payroll accruals                     $   991   $   949
            Income tax payable                                     291       498
            Accrued expenses                                       760       638
            Customer advances                                      187       205
            Related parties                                         77       217
                                                               -------   -------

                                                               $ 2,306   $ 2,507
                                                               =======   =======

NOTE 12: -  LONG-TERM BANK LOAN

            a.    Composed as follows:

                                                                 2006
                                                               -------

                  Long-term loan                               $ 1,000
                  Less - current maturities                        417
                                                               -------

                                                               $   583
                                                               =======

                  The loan bears annual interest at a rate of the monthly LIBOR
                  + 2%, payable on a monthly basis on the outstanding loan
                  amount commencing August 31, 2006. The loan principal shall be repaid in twelve equal monthly installments commencing August
                  31, 2007.

            b.    As of December 31, 2006, the aggregate annual maturities of long-term loans are as follows:

                  2007 (current maturities)                    $   417
                  2008                                             583
                                                               -------

                                                               $ 1,000
                                                               =======

            c.    The loan agreement includes the following covenants:

                  (i)   The ratio between shareholders equity and total
                        shareholders equity and liabilities shall not be less
                        than 40% and in no event shall the Company's
                        shareholders equity decrease below $ 5,000 thousand.

                  (ii)  The Company will generate operating income for each of the two subsequent quarters commencing the second
                        quarter of 2007 and onwards.

                  (iii) The Company's cash and cash equivalents shall not
                        decrease below $ 1,000 at any given time.

                  In the event that the Company violates one of the above
                  covenants the loan shall become immediately due.

            d.    To secure the loan, the Company provided the Bank a floating charge on all its current and long term assets and a fixed charge on its goodwill and on its authorized but not
                  outstanding shareholders equity.

                                     F - 29

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 13: -  COMMITMENTS AND CONTINGENT LIABILITIES

            a.    Lease commitments:

                  The facilities of the Company and its subsidiaries are rented under operating leases for periods ending May 2007 through
                  June 2010.

                  Future minimum lease commitments under non-cancelable
                  operating leases as of December 31, 2006 are as follows:

                  2007             $    357
                  2008                  352
                  2009                  292
                  2010                  134
                                   --------

                                   $  1,135
                                   ========

                  Lease expenses for the years ended December 31, 2004, 2005 and
                  2006 were approximately $ 334, $ 489 and $ 479, respectively.

            b.    Royalty commitments:

                  1.    The Company is committed to pay royalties to the Office
                        of the Chief Scientist of the Ministry of Trade ("OCS")
                        of the Government of Israel on proceeds from sales of
                        products resulting from the research and development
                        projects in which the Government participated. In the
                        event that development of a specific product in which
                        the OCS participated is successful, the Company will be
                        obligated to repay the grants through royalty payments
                        at the rate of 3% to 5% based on the sales of the
                        Company, up to 100%-150% of the grants received linked
                        to the dollar. As of December 31, 2006, the Company has
                        a contingent liability to pay royalties in the amount of
                        $ 9,486. The obligation to pay these royalties is
                        contingent upon actual sales of the products and, in the
                        absence of such sales, no payment is required.

                        The Company has paid or accrued royalties in its cost of
                        revenues relating to the repayment of such grants in the
                        amount of $ 181, $ 198 and $ 186 for the years ended
                        December 31, 2004, 2005 and 2006, respectively.

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
                        dollar. As of December 31, 2006, the Company has a
                        contingent obligation to pay royalties in the amount of
                        $ 259.

                                     F - 30

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 13: -  COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

            c.    Claims and demands:

                  1.    In April 2000, the Tax Authorities in Israel issued to
                        the Company a demand for a tax payment, for the period
                        of 1997-1999, in the amount of approximately NIS 6,000
                        thousand ($ 1,420).

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

                  2.    On April 18, 2005, Amdocs (Israel) Ltd. and Amdocs Ltd.
                        ("the plaintiffs") filed a complaint with the Tel-Aviv
                        District Court against the Company, its Chief Executive
                        Officer and others ("the Defendants") alleging, among
                        other things, that professional and commercial
                        information belonging to the plaintiffs was transferred
                        to the defendants for use in the Company's activity. The
                        plaintiffs are seeking an injunction prohibiting the
                        defendants from making any use of the information and
                        trade secrets that were allegedly transferred,
                        injunctions requiring the return of such information and
                        estimated damages of NIS 14,775 thousand (approximately
                        $ 3,500).

                        On June 27, 2005, the defendants filed a statement of
                        defense, in which the defendants claim that the factual
                        and legal allegations by the plaintiffs are baseless,
                        and the causes of action and relief requested are
                        without merit.

                        On March 22, 2007, the complaint had been dismissed
                        without prejudice by mutual agreement and following a
                        settlement between all parties to the complaint and with
                        no payment by any of the litigants.

                  3.    On November 22, 2005, the Company received a letter from
                        one of its customer's legal counsel alleging, among
                        other things, that the Company materially breached the
                        agreement that was entered into with the customer who is
                        seeking full repayment of the amounts that were paid by
                        him under the agreement, including interest and
                        indemnification for damages. The Company cannot
                        currently assess the outcome of this claim or its
                        adverse effect on the Company's financial position or
                        results of operations.

                  4.    On February 21, 2007, one of the Company's suppliers
                        ("the plaintiffs") filed a complaint with the Kfar-Saba
                        Magistrate Court against the Company, in which he
                        demands payment of NIS 179 thousand (approximately $ 42)
                        with respect to electronic components that were ordered
                        by the Company. The Company made a provision in its
                        financial statements for this claimed amount. The
                        abovementioned claim is related to the claims raised in
                        Note 13c(3).

                                     F - 31

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 13: -  COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

                  5.    On March 15, 2007, the Company received a letter from
                        one of its customer's legal counsel alleging, among
                        other things, that the Company materially breached an
                        agreement relating to its billing solutions which was
                        entered into on March 30, 2006. The customer is seeking
                        full repayment of the amounts that were paid by him
                        under the agreement in the amount of approximately $141
                        plus compensating damages as provided in the agreement.
                        The Company believes that the agreement cancellation was
                        unfounded and intends to vigorously pursue its rights
                        under the agreement. Due to the preliminary stage of
                        this matter, the Company and its legal advisors cannot
                        currently assess the outcome or possible adverse effect
                        on the Company's financial position or results of
                        operations.

            d.    Guarantees:

                  1.    The Company provided a bank guarantee through April 2007
                        in the amount of $ 60 to secure its obligations under
                        one of its leasing agreements.

                  2.    The Company provided a bank guarantee through February
                        2007 in the amount of $ 55 in favor of one of its
                        customers to secure its obligations under the agreement
                        that was signed by the parties.

                  3.    The Company provided a bank guarantee through September
                        2010 in the amount of $ 190 to secure its obligations
                        under one of its leasing agreements.

NOTE 14: -  TAXES ON INCOME

            a.    ISRAELI TAXATION:

                  1.    CORPORATE TAX STRUCTURE:

                        Taxable income of Israeli companies is subject to tax at
                        the rate of 31% in 2006, 29% in 2007, 27% in 2008, 26%
                        in 2009 and 25% in 2010 and thereafter.

                  2.    Tax benefits under the Law for the Encouragement of
                        Capital Investments, 1959 ("the Law"):

                        The Investment Law empowers the Israeli Investment
                        Center to grant Approved Enterprise status to capital
                        investments in production facilities that meet certain
                        relevant criteria ("Approved Enterprise"). In general,
                        such capital investments will receive Approved
                        Enterprise status if the enterprise is expected to
                        contribute to the development of the productive capacity
                        of the economy, absorption of immigrants, creation of
                        employment opportunities, or improvement in the balance
                        of payments.

                                     F - 32

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 14: -  TAXES ON INCOME (CONT.)

                        The tax benefits derived from any such Approved
                        Enterprise relate only to taxable income attributable to
                        the specific program of investment to which the status
                        was granted. Since MTS is operating more than one
                        "Approved Enterprise" program and since part of its
                        taxable income is not entitled to tax benefits under the
                        abovementioned law and is taxed at the regular corporate
                        tax rate, its effective tax rate is the result of a
                        weighted combination of the various applicable rate and
                        tax exemptions, and the computation is made for income
                        derived from each program on the basis of formulas
                        specified in the law and in the approvals.

                        MTS was granted the status of an "Approved Enterprise"
                        under the Law in respect of several different capital
                        expenditure programs. For all of such Approved
                        Enterprises, the Company elected to apply for
                        alternative tax benefits ("Alternative Package").

                        Accordingly, MTS Ltd.'s income attributed to the
                        Approved Enterprise under the alternative package is tax
                        exempt for a period of two years, commencing with the
                        year the Company earns taxable income, and subject to
                        corporate tax at the rate of 10% - 25% (depending on the
                        rate of foreign holdings in the Company), for additional
                        periods of five to eight years.

                        In the event of distribution of dividends from the said
                        tax-exempt income, the amount distributed will be
                        subject to corporate tax at the rate ordinarily
                        applicable to the Approved Enterprise's income.

                        The duration of tax benefits, for each of the Programs
                        is subject to limitations of the earlier of 12 years
                        from completion of the investment or commencement of
                        production, or 14 years from receipt of approval, as an
                        Approved Enterprise under the Law.

                        The entitlement to the above benefits is conditional
                        upon the Company's fulfilling the conditions stipulated
                        by the Law and regulations published thereunder.

                        Should MTS Ltd. fail to meet such requirements in the
                        future, income attributable to its Approved Enterprise
                        programs could be subject to the statutory Israeli
                        corporate tax rate and the Company could be required to
                        refund a portion of the tax benefits already received,
                        with respect to such programs.

                        On April 1, 2005, an amendment to the Investment Law
                        came into effect ("the Amendment") and has significantly
                        changed the provisions of the Investment Law. The
                        Amendment limits the scope of enterprises which may be
                        approved by the Investment Center by setting criteria
                        for the approval of a facility as a "Privileged
                        Enterprise" (rather than the previous terminology of
                        Approved Enterprise), such as a provision requiring that
                        at least 25% of the "Privileged Enterprise's" income
                        will be derived from export. Additionally, the Amendment
                        enacted major changes in the manner in which tax
                        benefits are awarded under the Investment Law so that
                        companies are no longer required for Investment Center
                        approval in order to qualify for tax benefits. The
                        period of tax benefits for a new "Privileged Enterprise"
                        commences in the "Year of Commencement". This year is
                        the later of: (1) the year in which taxable income is
                        first generated by the company, or (2) the Year of
                        Election.

                                     F - 33

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 14: -  TAXES ON INCOME (CONT.)

                        If a company requested the "Alternative Package" of
                        benefits for an Approved Enterprise under the old law
                        before the 2005 amendment, it is precluded from filing a
                        Year of Election notice for a "Privileged Enterprise"
                        for three years after the year in which the Approved
                        Enterprise was activated.

                        In addition, the Investment Law provides that terms and
                        benefits included in any certificate of approval already
                        granted will remain subject to the provisions of the law
                        as they were on the date of such approval. Therefore,
                        the existing Approved Enterprises will not be subject to
                        the provisions of the Amendment.

                        As a result of the amendment, tax-exempt income
                        generated under the provisions of the amended law, will
                        subject the Company to taxes upon dividend distribution
                        or complete liquidation.

                        Dividend distributed by an Approved Enterprise and
                        "Privileged Enterprise" will be subject to withholding
                        tax of 15%.

                        Out of the Company's retained earnings as of December
                        31, 2006 approximately $ 2,250 are tax exempt
                        attributable to its Approved Enterprise programs. . If
                        such tax exempt income is distributed in a manner other
                        than upon the complete liquidation of the Company, it
                        would be taxed at the reduced corporate tax rate
                        applicable to such profits (between 10%-25%) and an
                        income tax liability of up to approximately $ 562 would
                        be incurred as of December 31, 2006.

                        The Company's board of directors has determined that it
                        would not distribute any amounts of its undistributed
                        tax exempt income as dividend. The Company intends to
                        reinvest the amount of its tax exempt income.
                        Accordingly, no deferred income taxes have been provided
                        on income attributable to the Company's "Approved
                        Enterprise" as the undistributed tax exempt income is
                        essentially permanent in duration.

                        Income from sources other than the Approved Enterprise
                        is subject to tax at regular Israeli corporate tax rate.

                  3.    Tax assessments:

                        Regarding the claim from the tax authorities in Israel,
                        see Note 13c(1). The Company has received final tax
                        assessments until the 1996 tax year.

                  4.    Measurement of results for tax purposes under the Income
                        Tax (Inflationary Adjustments) Law, 1985:

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

                                     F - 34

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 14: -  TAXES ON INCOME (CONT.)

                  5.    Tax benefits under the Law for the Encouragement of
                        Industry (Taxation), 1969:

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

            b.    Income taxes on non-Israeli subsidiaries:

                  Non Israeli subsidiaries are taxed according to the tax laws in their respective country of residence.

            c.    Net operating losses carryforward:

                  As of December 31, 2006, the Company and its subsidiaries in
                  Israel, Asia and U.S. have an estimated total amount of
                  available carryforward tax losses of $ 10,705, $ 381 and $
                  437, respectively to offset against future taxable profits.
                  The operating tax loss carryforwards in Israel and in Hong
                  Kong (Asia) may be offset indefinitely against operating
                  income.

                  MTS IntegraTrak and MTS TelSoft are subject to U.S. income taxes and have a net operating loss carryforward amounting to approximately $ 437 as of December 31, 2006, which expires in the years 2015 to 2021. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue
                  Code of 1986 and similar state provisions. The annual
                  limitation may result in the expiration of net operating
                  losses before utilization.

            d.    Deferred income taxes:

                  Deferred taxes reflect the net tax effects of temporary
                  differences between the carrying amounts of assets and
                  liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the
                  Company's deferred tax liabilities and assets are as follows:

                                                                         DECEMBER 31,
                                                                      ------------------
                                                                        2005      2006
                                                                      --------   -------
                  Tax loss carryforward of the Company                $  1,985   $ 2,416
                  Allowances for doubtful accounts and accruals for
                    employee benefits                                       57        69
                  In respect of marketable securities                       47        47
                  Goodwill and other intangible assets-liability          (208)     (253)
                  Capitalized software and other intangible assets          76       304
                  Other                                                    208       442
                                                                      --------   -------

                  Net deferred tax asset before valuation allowance      2,176     3,025
                  Valuation allowance                                   (2,036)   (2,899)
                                                                      --------   -------

                  Net deferred income taxes                           $    129   $   126
                                                                      ========   =======

                  Presented as follows:
                    Current assets - foreign                          $     14   $    14
                                                                      ========   =======

                    Other assets - foreign                            $    115   $   112
                                                                      ========   =======

                                     F - 35

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 14: -  TAXES ON INCOME (CONT.)

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

            e.    A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations, is as follows:

                                                                      YEAR ENDED DECEMBER 31,
                                                                  ------------------------------
                                                                    2004       2005       2006
                                                                  --------   --------   --------

                  Loss before taxes as reported in the
                    statements of operations                      $ (4,086)  $ (4,208)  $ (2,287)
                                                                  ========   ========   ========

                  Tax rates                                             35%        34%        31%
                                                                  ========   ========   ========

                  Theoretical tax benefit                         $ (1,430)  $ (1,431)  $   (709)
                  Increase in taxes resulting from:
                  Effect of different tax rates                          2         38        (17)
                  Tax adjustment in respect of inflation in
                    Israel and others                                   12        (17)        (9)
                  Utilization of carryforward tax losses for
                    which valuation allowance was provided             (21)         -        (22)
                  Non-deductible expenses and tax exempt income          -         10         13
                  Taxes and deferred taxes in respect of
                    previous years                                     256        (21)       112
                  Deferred taxes for which valuation allowance
                    was provided                                     1,447      1,431        750
                                                                  --------   --------   --------

                  Taxes on income as reported in the statements
                    of operations                                 $    266   $     10   $    118
                                                                  ========   ========   ========

            f.    Loss before income taxes is comprised as follows:

                  Domestic                                        $ (3,918)  $ (4,042)  $ (1,511)
                  Foreign                                             (168)      (166)      (776)
                                                                  --------   --------   --------

                                                                  $ (4,086)  $ (4,208)  $ (2,287)
                                                                  ========   ========   ========

                                     F - 36

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 14: -  TAXES ON INCOME (CONT.)

            g.    Taxes on income are comprised as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                            ------------------------------
                                                              2004       2005       2006
                                                            --------   --------   --------

                  Current taxes                             $     10   $      -   $      5
                  Deferred taxes                                  33         10          3
                  Taxes and deferred taxes in respect of
                    previous years                               223          -        110
                                                            --------   --------   --------

                                                            $    266   $     10   $    118
                                                            ========   ========   ========

                  Domestic                                  $    256   $      -   $      -
                  Foreign                                         10         10        118
                                                            --------   --------   --------

                                                            $    266   $     10   $    118
                                                            ========   ========   ========

NOTE 15: -  RELATED PARTIES TRANSACTIONS AND BALANCES

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

            b.    In 2005 and 2006, the balance with C. Mer reflects short-term debt and other receivables. Due to the short-term nature, no interest was charged by or paid to C. Mer through December 31,
                  2005 and 2006.

                                     F - 37

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 15: -  RELATED PARTIES TRANSACTIONS AND BALANCES (CONT.)

            c.    Transactions with related parties were as follows:

                                                                    YEAR ENDED DECEMBER 31,
                                                                ------------------------------
                                                                  2004       2005       2006
                                                                --------   --------   --------

                  Sales through related parties                 $     15   $      -   $      -
                                                                ========   ========   ========

                  Amounts charged by related parties:

                  Cost of revenues                              $     32   $      8   $     10
                  Operating expenses                                   7         42         60
                                                                --------   --------   --------

                                                                $     39   $     50   $     70
                                                                ========   ========   ========

                  Amounts charged by MTS Integra TRAK and MTS
                    Asia to related parties:

                  Selling and marketing                         $     18   $      -   $    246
                                                                ========   ========   ========

                  Payments from (repayments to) the related
                    parties, net                                $     20   $    (80)  $    (38)
                                                                ========   ========   ========

            d.    Amounts due from an affiliate:

                                                                               DECEMBER 31,
                                                                           -------------------
                                                                             2005       2006
                                                                           --------   --------

                  Jusan S.A                                                $    (18)  $   (137)
                                                                           ========   ========

                                     F - 38

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 16: -  SHAREHOLDERS' EQUITY

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

                  Pursuant to the agreements, MTS has issued an aggregate
                  937,500 Ordinary shares at $ 3.00 per share. In addition, the
                  Company provided the investors with warrants to purchase an aggregate 375,000 additional Ordinary shares of MTS at an
                  exercise price of $ 4.00 per share. Each investor received warrants to purchase two Ordinary shares for each five
                  Ordinary shares purchased. The warrants became exercisable six months after their issuance and will expire within three and a half years after they become exercisable.

            c.    Stock options:

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

                  In June 2006, MTS has authorized, through its 2006 Stock
                  Option plan ("2006 Plan"), the grant of options to officers, management, employees and directors of MTS or any subsidiary of up to 400,000 of MTS's Ordinary shares. Each option granted under the 2006 Plan will be either an option intended to be treated as an "incentive stock option," within the meaning of
                  Section 422 of the Internal Revenue Code of 1986, as amended, or an option that will be treated as a "non-qualified stock option."

                                     F - 39

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 16: -  SHAREHOLDERS' EQUITY (CONT.)

                  Each option granted under the Plan is exercisable until the earlier of five years from the date of the grant of the option or the expiration dates of the option plan. The exercise price of the options granted under the plans may not be less than the fair market value of an ordinary share determined as of the date of grant of the option.

                  As of December 31, 2006, 665,574 options are available for future grant.

            d.    A summary of option activity under the Company's Stock Option as of December 31, 2006 and changes during the twelve months ended December 31, 2006 are as follows:

                                                                                  WEIGHTED-
                                                                                   AVERAGE
                                                                    WEIGHTED-     REMAINING
                                                                     AVERAGE     CONTRACTUAL   AGGREGATE
                                                      NUMBER OF     EXERCISE       TERM (IN    INTRINSIC
                                                       OPTIONS        PRICE         YEARS)       VALUE
                                                     -----------   -----------   -----------   ---------
                                                                                   AUDITED
                                                     ---------------------------------------------------
                  Outstanding at December 31, 2005       725,500   $      2.66          2.68   $       -
                  Granted                                 60,000   $      3.34             -           -
                  Exercised                              (40,341)  $      1.61             -          55
                  Forfeited                             (144,759)  $      3.17             -           -
                                                     -----------

                  Outstanding at December 31,2006        600,400   $      2.67          2.79   $       -
                                                     ===========   ===========   ===========   =========

                  Exercisable at December 31,2006        286,425   $      2.24          2.31   $       -
                                                     ===========   ===========   ===========   =========

                  Vested and expected to vest            545,383   $      2.65          2.76   $       -
                                                     ===========   ===========   ===========   =========

                  The weighted average grant-date fair value of options granted during 2004, 2005 and 2006, was $ 0.781, $ 1.70 and $ 1.94 per
                  option, respectively.

                  The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the
                  Company's closing stock price on the last trading day of the fiscal year 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based on the fair market value of the Company's stock. The total intrinsic value of options exercised during the years ended December 31,
                  2006, 2005, and 2004, was $ 55, $ 188, and $ 53, respectively.
                  As of December 31, 2006, there was $ 209 of total unrecognized compensation cost related to non-vested share-based
                  compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 3 years.

                                     F - 40

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 16: -  SHAREHOLDERS' EQUITY (CONT.)

                  The options outstanding as of December 31, 2006 have been
                  separated into ranges of exercise prices, as follows:

                    RANGE OF                   REMAINING        WEIGHTED                     REMAINING        WEIGHTED
                    EXERCISE                  CONTRACTUAL       AVERAGE                     CONTRACTUAL        AVERAGE
                     PRICE      OUTSTANDING   LIFE (YEARS)   EXERCISE PRICE   EXERCISABLE   LIFE (YEARS)   EXERCISE PRICE
                  -----------   -----------   ------------   --------------   -----------   ------------   --------------

                  $     1.844       250,000           1.94   $        1.844       187,500           1.94   $        1.844
                  $  2.2-2.35        83,500           2.70   $         2.29        41,750           2.70   $         2.29
                  $  2.9-2.95        15,900           1.95   $         2.91        11,925           1.95   $         2.91
                  $  3.27-3.4        70,000           3.60   $         3.38        14,500           3.54   $         3.37
                  $ 3.45-3.49        77,000           3.82   $         3.47         7,750           3.34   $         3.48
                  $      3.87       104,000           3.74   $         3.87        23,000           3.74   $         3.87
                                -----------                                   -----------

                                    600,400                  $         2.67       286,425                  $         2.24
                                ===========                  ==============   ===========                  ==============

            e.    Options and warrants to non-employees:

                                                NUMBER OF                                OPTIONS    EXERCISE
                              IN CONNECTION      OPTIONS     OPTIONS       OPTIONS      FORFEITED   PRICE PER    EXERCISABLE
            ISSUANCE DATE         WITH           GRANTED    EXERCISED    EXERCISABLE   OR EXPIRED     SHARE        THROUGH
            --------------   ----------------   ---------   ---------    -----------   ----------   ---------   --------------

            January 2000      Advisory Board       98,824           -              -       98,824   $   6.000   December 2004
            February 2001    Service provider      25,000           -              -       25,000   $   5.625   February 2006
            January 2005     Service provider      70,000           -         70,000            -   $   3.250   January 2008
            May 2005         Service provider      10,000           -         10,000            -   $   3.490   May 2015
            August 2005      Service provider      37,000           -         37,000            -   $   4.000   August 2009
            September 2005   Service provider      10,000           -              -       10,000   $   3.870   September 2015
            December 2005    Service provider     100,000           -              -      100,000   $   3.120   December 2006
                                                ---------   ---------    -----------   ----------

                                                  350,824           -        117,000      233,824
                                                =========   =========    ===========   ==========

                  During 2006, no options to consultants were granted by the
                  Company. The Company had accounted for its outstanding options to non-employees under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these options was estimated at the measurement date using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2006 and 2005: risk-free interest rates of 5.23% and 4.06%,
                  respectively, dividend yields of 0%, volatility factors of the expected market price of the Company's Ordinary shares of
                  34.22% and 52.37%, respectively, and a contractual life of
                  0.85 and 3.3 years, respectively.

                  Compensation expenses related to the granting of stock options to consultants amounted to $ 0, $ 156 and $ 10 for the years ended December 31, 2004, 2005 and 2006, respectively.

            f.    Treasury shares:

                  During 2004, 2005 and 2006, the Company purchased 3,800, 0 and
                  0 treasury shares in consideration of $ 9 $ 0 and $ 0,
                  respectively, according to the stock repurchase program, which authorized the Company's officers to repurchase up to 600,000
                  Ordinary shares of MTS and was approved by the Company's Board of Directors.

                  During 2003, MTS cancelled $457 of its treasury shares, which represent 384,610 Ordinary shares.

                                     F - 41

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 16: -  SHAREHOLDERS' EQUITY (CONT.)

            g.    Dividends:

                  Dividends, if any, will be paid in NIS. Dividends paid to
                  shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of
                  payment.

NOTE 17: -  GEOGAPHIC INFORMATION AND MAJOR CUSTOMERS AND PRODUCTS

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

                                                     YEAR ENDED DECEMBER 31,
                                                  -----------------------------
                                                    2004      2005       2006
                                                  -------   --------   --------
            Revenues from sales:

            United States                         $ 4,967   $  6,043   $  5,353
            Germany                                 1,724      2,059      1,881
            Asia                                      635        359        624
            Holland                                   798        747        561
            Others                                  1,289      2,355      2,065
                                                  -------   --------   --------

                                                  $ 9,413   $ 11,563   $ 10,484
                                                  =======   ========   ========

            Total revenues from external customers divided on the basis of the
            Company's product lines are as follows:

                                                                DECEMBER 31,
                                                            -------------------
                                                              2005       2006
                                                            --------   --------

            TABS                                            $  7,454   $  5,329
            Application suits                                  2,603      4,044
            Billing products                                   1,506      1,111
                                                            --------   --------

                                                            $ 11,563   $ 10,484
                                                            ========   ========
            Long-lived assets:

            Israel                                          $  3,013   $  3,177
            United States                                      2,194      2,913
            Others                                                57         46
                                                            --------   --------

                                                            $  5,264   $  6,136
                                                            ========   ========

                                     F - 42

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 18: -  SUBSIDIARIES AND AFFILIATES

                                                                          PERCENTAGE    JURISDICTION OF
                                                                         OF OWNERSHIP    INCORPORATION
                                                                         ------------   ---------------
            SUBSIDIARIES:

            MTS IntegraTRAK Inc.                                             100%          Delaware
            MTS TelSoft Inc. (a subsidiary of MTS IntegraTRAK Inc.)          100%          Delaware
            MER Fifth Avenue Realty Inc. (a subsidiary of MTS
              IntegraTRAK Inc.) *)                                           100%          New York
            MTS Asia Ltd.                                                    100%          Hong Kong
            Telegent Ltd. *)                                                 100%            Israel
            Jaraga B.V.                                                      100%         Netherlands
            Verdura B.V. (a subsidiary of Jaraga B.V.) *)                    100%         Netherlands
            Voltera Technologies V.O.F. (a partnership held 99% by
              Jaraga B.V. and 1% by Verdura B.V.) *)                         100%         Netherlands
            Bohera B.V. (a subsidiary of Jaraga B.V.) *)                     100%         Netherlands
            Tabs Brazil Ltd. (a subsidiary of Bohera B.V.)                   100%            Brazil

            AFFILIATE:

            Jusan S.A. (an affiliate of Jaraga B.V.)                          50%            Spain

            *)    Inactive, or having immaterial activity.

NOTE 18: -  SUBSEQUENT EVENTS

            On February 6, 2006, the Board of Directors of the Company approved the sale of the shares of TABS Brazil Ltda., to local Brazilian individuals in consideration for $ 335 (the "Price"). The Price shall be paid in 60 monthly installments, commencing January 1, 2008 with the first installment being in the amount of $ 67 and the remaining installments in the amount of $ 6 each.

                                     F - 43

                                   JUSAN, S.A.

                              FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2006 AND 2005

                                      INDEX

                                                                    PAGE
                                                              ----------------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM             F-45

BALANCE SHEETS                                                      F-46

STATEMENTS OF INCOME                                                F-47

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                       F-48

STATEMENTS OF CASH FLOWS                                            F-49

NOTES TO FINANCIAL STATEMENTS                                   F-50 - F-61

                                     F - 44

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of JUSAN, S.A.

1.   We have audited the accompanying balance sheets of JUSAN, S.A. ("the
     Company") as of December 31, 2006 and 2005 and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.   We conducted our audit in accordance with the standards of the Public
     Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The
     Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the
     Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JUSAN, S.A. as of
     December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United
     States of America.

BDO AUDIBERIA AUDITORES, S.L.

/s/ BDO Anderson
----------------

Madrid, Spain, January, 19, 2007

                                     F - 45

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 JUSAN, S.A.

                                   JUSAN, S.A.
                 BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005
                               EUROS IN THOUSANDS

                                                                                            DECEMBER 31,
                                                                                          2006        2005
                                                                                          -----      -----

 ASSETS

 CURRENT ASSETS:
 Cash and cash equivalents                                                                  236        737
 Short-term bank deposits                                                                   867        400
 Trade receivables (net of allowance for doubtful accounts of - thousand euros as of December 31, 2006 and 57 thousand euros as of December 31, 2005 and net of provision for returns of 4 thousand euros as of December 31, 2006 and 4
 thousand euros as of December 31, 2005) (Note 5)                                         1,098      1,698
 Other accounts receivable and prepaid expenses (Note 3)                                    138        186
 Inventories (Note 4)                                                                       503        671
                                                                                          -----      -----

 Total current assets                                                                     2,842      3,692
                                                                                          -----      -----

 PROPERTY AND EQUIPMENT, NET (Note 6)                                                        67         38
                                                                                          -----      -----

 Total assets                                                                             2,909      3,730
                                                                                          =====      =====

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank debt (Note 7)                                                                17          8
Trade payables                                                                              324        482
Accrued expenses and other liabilities (Note 8)                                             176        365
Deferred revenues                                                                            10         49
                                                                                          -----      -----

Total current liabilities                                                                   527        904
                                                                                          -----      -----

COMMITMENTS (Note 9)

SHAREHOLDERS' EQUITY (Note 12):
Share capital -
         15,052 Ordinary shares of (euro) 0.0042 par value - Authorized,  issued and
outstanding as of December 31, 2006 and 2005                                                 63         63
Retained earnings                                                                         2,319      2,763
                                                                                          -----      -----

Total shareholders' equity                                                                2,382      2,826
                                                                                          -----      -----

Total liabilities and shareholders' equity                                                2,909      3,730
                                                                                          =====      =====

     The accompanying notes are an integral part of the financial statements

                                     F - 46

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 JUSAN, S.A.

                                   JUSAN, S.A.

           STATEMENTS OF INCOME AS OF DECEMBER 31, 2006, 2005 AND 2004
              EUROS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                             YEAR ENDED DECEMBER 31,
                                                                         2006         2005          2004
                                                                        ------       ------        ------

Revenues (Note 13):

Product sales                                                            3,833        3,935         5,154
Services                                                                   520          632           640
                                                                        ------       ------        ------

Total revenues                                                           4,353        4,567         5,794
                                                                        ------       ------        ------

Cost of revenues:
Product sales                                                            1,812        2,098         2,658
Services                                                                   423          435           447
                                                                        ------       ------        ------

Total cost of revenues                                                   2,235        2,533         3,105
                                                                        ------       ------        ------

Gross profit                                                             2,118        2,034         2,689
                                                                        ------       ------        ------

Operating expenses:
Research and development                                                   456          449           454
Selling and marketing                                                      746          849           872
General and administrative                                                 667          831           849
                                                                        ------       ------        ------

Total operating expenses                                                 1,869        2,129         2,175
                                                                        ------       ------        ------

Operating income / (loss)                                                  249          (95)          514
Financial income, net (Note 14)                                              6           20             2
                                                                        ------       ------        ------

Income before taxes on income                                              255          (75)          516

Income taxes (Note 10)                                                      59          (55)          143
                                                                        ------       ------        ------

Net income / (loss)                                                        196          (20)          373
                                                                        ======       ======        ======

Basic and diluted net earnings per share                                 13.02        (1.33)        24.78

Weighted  average  number of shares used in  computing  basic net
earnings per share                                                      15,052       15,052        15,052

     The accompanying notes are an integral part of the financial statements

                                     F - 47

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 JUSAN, S.A.

                                   JUSAN, S.A.

                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                     AS OF DECEMBER 31, 2006, 2005 AND 2004
                               EUROS IN THOUSANDS

                                                                     TOTAL
                                                     RETAINED     SHAREHOLDERS'
                                     SHARE CAPITAL   EARNINGS       EQUITY
                                     -------------   --------       ------

Balance as of December 31, 2003            63         2,710          2,773

Net income                                  -           373            373
                                        -----         -----          -----

Balance as of December 31, 2004            63         3,083          3,146
                                        -----         -----          -----

Dividend paid                               -          (300)          (300)
Net income                                  -           (20)           (20)
                                        -----         -----          -----

Balance as of December 31, 2005            63         2,763          2,826

Dividend paid                               -          (640)          (640)
Net income                                  -           196            196
                                        -----         -----          -----

Balance as of December 31, 2006            63         2,319          2,382
                                        =====         =====          =====

     The accompanying notes are an integral part of the financial statements

                                     F - 48

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 JUSAN, S.A.

                                   JUSAN, S.A.
         STATEMENTS OF CASH FLOWS AS OF DECEMBER 31, 2006, 2005 AND 2004
                               EUROS IN THOUSANDS

                                                                                YEAR ENDED DECEMBER 31,
                                                                            2006          2005         2004
                                                                            ----          ----         ----

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                                                                    196          (20)         373
Adjustments to reconcile net income to net cash provided by (used in)
operating activities:
Depreciation                                                                   29           38           47
Deferred taxes                                                                  2          (30)          21
Decrease (increase) in trade receivables                                      600          367         (333)
Decrease (increase) in other accounts receivable and prepaid expenses          22           12           62
Decrease (increase) in inventories                                            168          241         (119)
Increase (decrease) in trade payables                                        (158)        (177)        (136)
Increase (decrease) in accrued expenses and other liabilities                (165)          14           32
Increase (decrease) in deferred revenues                                      (39)         (11)        (172)
                                                                             ----         ----         ----
Net cash (provided by) operating activities                                   655          434         (225)
                                                                             ----         ----         ----

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term bank deposits                                       (467)          50            -
Purchase of property and equipment                                            (58)         (26)         (19)
                                                                             ----         ----         ----
Net cash provided by (used in) investing activities                          (525)          24          (19)
                                                                             ----         ----         ----

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid                                                                (640)        (300)        (100)
Short-term bank debt                                                            9          (10)         (20)
                                                                             ----         ----         ----
Net cash used in financing activities                                        (631)        (310)        (120)
                                                                             ----         ----         ----

Increase (decrease) in cash and cash equivalents                             (501)         148         (364)
Cash and cash equivalents at the beginning of the year                        737          589          953
                                                                             ----         ----         ----
Cash and cash equivalents at the end of the year                              236          737          589
                                                                             ====         ====         ====

NON-CASH FINANCING INFORMATION:
Accrued dividend                                                                -            -            -

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS ACTIVITIES:
Cash paid during the year for:

Interest                                                                        6           20            2
                                                                             ----         ----         ----

Income taxes                                                                    -            -          120
                                                                             ----         ----         ----

     The accompanying notes are an integral part of the financial statements

                                     F - 49

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 JUSAN, S.A.

                                   JUSAN, S.A.

         NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005

NOTE 1: ORGANIZATION AND OPERATIONS

a.   JUSAN, S.A. ("the Company") was incorporated in Spain on June 19, 1959. The
     Company is engaged on development, manufacturing and assembly, sales and distribution, and maintenance of vocal server and call billing applications, as well as is in the television rental business.

b.   The Company has five major customers (see also Note 13a).

c.   In accordance with Spanish Companies' Law the directors present, for comparative purposes, each of the balance sheet and profit and loss account, the figures for the previous financial years, in addition to those for the financial year 2006.

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

                                     F - 50

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 JUSAN, S.A.

d.   Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in Euro and bear interest at an average rate of 3%. The short-term deposits are presented at their cost, including accrued interest.

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

                                     F - 51

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 JUSAN, S.A.

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

Provision for returns in the amount of thousand (euro) 3 is determined principally on the basis of past experience.

Revenues from maintenance and support services are recognized over the life of the maintenance agreement or at the time support services are rendered.

                                     F - 52

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 JUSAN, S.A.

Deferred revenues include unearned amounts received under maintenance and support contracts, not yet recognized as revenues.

j.   Warranty costs:

The Company provides free warranty for up to one year. A provision in the amount of thousand (euro) 10 (thousand (euro) 20 in 2005) is recorded for probable costs in connection with these services based on the Company's experience.

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

There are short term fixed-rate securities as an amount of thousand (euro) 867.

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

                                     F - 53

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 JUSAN, S.A.

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

NOTE 3: OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                           DECEMBER 31,
                                                       2006             2005
                                                       ----             ----

            Tax authorities                             99              100
            Deferred taxes                              17               43
            Employee advances                            6               27
            Deposits                                    16               16
                                                      ----             ----

                                                       138              186
                                                      ----             ----

NOTE 4: INVENTORIES

                                                          DECEMBER 31,
                                                      2006           2005
                                                      ----           ----

            Materials                                  479            735
            Work in progress                            31             29
            Provision for obsolescence                  (7)           (93)
                                                      ----           ----

                                                       503            671
                                                      ----           ----

                                     F - 54

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 JUSAN, S.A.

NOTE 5: TRADE RECEIVABLES

                                                          DECEMBER 31,
                                                     2006             2005
                                                     -----           -----

Trade receivables                                      840           1,510
Bills receivable                                       258             245
Allowance for doubtful accounts                          -             (57)
                                                     -----           -----

                                                     1,098           1,698
                                                     -----           -----

NOTE 6: PROPERTY AND EQUIPMENT

                                                          DECEMBER 31,
                                          2005      ADDITIONS     DISPOSALS       2006
                                          ----      ---------     ---------       ----

COST:
Computers and peripheral equipment         122           21            -          143
Office furniture and equipment             307           14           (3)         318
Motor vehicles                              98           23          (21)         100
Leasehold improvements                       -                                      -
                                         -----        -----        -----        -----

                                           527           58          (24)         561
ACCUMULATED DEPRECIATION:
Computers and peripheral equipment        (113)         (10)           -         (123)
Office furniture and equipment            (278)          (8)           3         (283)
Motor vehicles                             (98)         (11)          21          (88)
Leasehold improvements                       -            -            -            -
                                         -----        -----        -----        -----

                                          (489)         (29)          24         (494)
                                         -----        -----        -----        -----

DEPRECIATED COST                            38           29            -           67
                                         =====        =====        =====        =====

Depreciation expenses for the years ended December 31, 2006, 2005 and 2004 were thousand (euro) 29, 38 and 47, respectively.

                                     F - 55

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 JUSAN, S.A.

NOTE 7: SHORT-TERM BANK DEBT

The Company has a short-term bank debt in the amount of thousand (euro) 17, bearing interest of 5%.

NOTE 8: ACCRUED EXPENSES AND OTHER LIABILITIES

                                          DECEMBER 31,
                                       2006         2005
                                       ----         ----

Employees and payroll accruals          52           75
Income tax payable                      59            -
Deferred tax                             -           24
Tax authorities                        135          182
Current Accounts                       (80)          64
Warranty costs                          10           20
                                      ----         ----

                                       176          365
                                      ====         ====

NOTE 9: COMMITMENTS

The facilities of the Company are rented under operating leases for periods ending in 2009.

Future minimum lease commitments under non-cancelable operating leases as of
December 31, are as follows:

                       2007                          8
                       2008                          8
                       2009                          5
                                                  ----

                                                    21
                                                  ----

Rent expenses for years ended December 31, 2006, 2005 and 2004, were approximately thousand (euro) 172, 157 and 152, respectively. Rent expenses will be reviewed every year with the variation of the Consumer Price Index.

                                     F - 56

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 JUSAN, S.A.

NOTE 10: TAXES ON INCOME

Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations, is as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                            2006          2005         2004
                                                            ----          ----         ----

Income before taxes as reported in the statements
of operations                                               255           (75)          516
Non-deductible bad debt allowance and others 2004             -           (82)           82
Non-deductible bad debt allowance 2005                      (20)           20             -
Tax depreciation                                             37           (37)            -
Increase (decrease) in the taxable base - Forward
sales                                                        33            29           (62)
Increase (decrease)  in the taxable base -
Unrealized  severance allowance                             (75)           75             -
                                                           ----          ----          ----
Taxable income                                              230           (70)          536
                                                           ----          ----          ----

Tax rates                                                    35%           35%           35%

Tax expense (benefit)                                        80           (25)          188
Decrease in taxes resulting from:
Tax deduction for development                               (21)            -           (66)
Deferred tax liability (asset)                                -           (30)           21
                                                           ----          ----          ----

TAXES ON INCOME, TAX EXPENSE (BENEFIT), AS REPORTED
IN THE STATEMENTS OF OPERATIONS                              59           (55)          143
                                                           ====          ====          ====

Under the current tax legislation, 35% of development expense can be deducted from the income tax with the limits of 35% of the theoretical tax charge. All the income before income taxes is domestic.

                                     F - 57

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 JUSAN, S.A.

NOTE 11: RELATED PARTIES TRANSACTIONS

The balances with and the revenues derived from related parties (related parties are shareholders, directors and family of both) were as follows:

a.   Payments to related parties:

              YEAR ENDED DECEMBER 31,
            2006       2005       2004
            ----       ----       ----

Wages        332        299        255
            ----       ----       ----

In 2006 the payments of wages to related parties are based on the payments to the directors (thousand (euro) 290), the social security paid to the directors
(thousand (euro) 18) and 20% from the leases (thousand (euro) 24).

b.   Transactions with related parties were as follows:

                                             YEAR ENDED DECEMBER 31,
                                          2006       2005       2004
                                          ----       ----       ----

Sales to related parties                    29         39         18
                                          ----       ----       ----

AMOUNTS CHARGED BY RELATED PARTIES:
Cost of revenues                            41         18        100
                                          ----       ----       ----

                                     F - 58

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 JUSAN, S.A.

c.   Amounts receivable from and payables to related parties:

                                   DECEMBER 31,
                                  2006       2005
                                  ----       ----

RECEIVABLES:
Mer Telemagement Solutions          5         36
MTS Asia                            -          4
MTS IntegraTRAK                     1          -
Jaraga BV                         100          -

PAYABLES:
Mer Telemagement Solutions          -         18

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

c.   Shareholding

There are 15,052 ordinary shares of (euro) 0.0042 par value, authorized, issued and outstanding as of December 31, 2006.

The shareholders at December 31, 2006 are:

                                                               %

             Jaraga, B.V.                                     50%
             Jose Lasry Nahon                                 25%
             Mauricio Toledano Marques                        25%

                                     F - 59

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 JUSAN, S.A.

d.   Distribution of dividends.

The distribution of dividends amounting thousand (euro) 640 as a result of reserves distribution, has been paid to the shareholders in direct proportion of their shares.

             Jaraga, B.V.                                     320
             Jose Lasry Nahon                                 160
             Mauricio Toledano Marques                        160

NOTE 13: - SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.   Major customers as a percentage of total revenues:

                                    YEAR ENDED DECEMBER 31,
                                  2006       2005        2004
                                  ----       ----        ----
                                               %

Adictis                            10%        13%        14%
Liberty Voz, S.L                    6%         -          -
Cableuropa, S.A                     6%         8%         8%
Siemens, S.A                        -          -          8%
Telefonica de Espana                5%         5%         5%
Eurotelefonia del Sur, S.L          4%         -          4%
Siemens Chile                       -          2%         -
Accentic                            -          2%         4%

                                     F - 60

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 JUSAN, S.A.

b.   The following is a summary of revenues within geographic areas based on end customer location:

                              YEAR ENDED DECEMBER 31,
                          2006         2005         2004
                          -----        -----        -----

Spain                     2,586        2,275        2,287
European Community        1,280        1,437        2,796
Other                       487          855          711
                          -----        -----        -----

                          4,353        4,567        5,794
                          -----        -----        -----

NOTE 14: SELECTED STATEMENTS OF OPERATIONS DATA

Financial income, net

                            YEAR ENDED DECEMBER 31,
                           2006      2005      2004
                           ----      ----      ----

Financial expenses:

Interest expenses             6         3         3
Other expenses               27         6        11
                           ----      ----      ----
                             33         9        14
                           ----      ----      ----

Financial income:

Interest income              39        29        16
                           ----      ----      ----

FINANCIAL INCOME, NET         6        20         2
                           ====      ====      ====

                                     F - 61

                               S I G N A T U R E S

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                            MER TELEMANAGEMENT SOLUTIONS LTD.

                                            By: /s/ Eytan Bar
                                            -----------------
                                            Eytan Bar
                                            Chief Executive Officer

                                            By: /s/ Shlomi Hagai
                                            --------------------
                                            Shlomi Hagai
                                            Chief Financial Officer

Dated: March 30, 2007

                                       75