Form 20-F
period 2007-12-31
MER TELEMANAGEMENT SOLUTIONS LTD
filed 2008-04-08
CIK 1025561

SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

             FOR THE TRANSITION PERIOD FROM __________ TO __________

[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

       Date of event requiring this shell company report .................

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

      ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE...............5,773,845
                            (as of December 31, 2007)

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

                                  INTRODUCTION

     Mer Telemanagement Solutions Ltd. is a worldwide provider of solutions for telecommunications expense management, or TEM, used by enterprises, and billing solutions, used by information and telecommunication service providers. Our TEM solutions assist enterprises and organizations to make smarter choices with their telecommunications spending at each stage of the service lifecycle, including allocation of cost, proactive budget control, fraud detection, processing of payments and spending forecasting. Our converged billing solutions have been successfully implemented worldwide by wireless providers, Voice over Internet Protocol, Internet Protocol Television, and content service providers. Our converged billing solutions include applications for charging and invoicing customers, interconnect billing and partner revenue management using pre-pay and post-pay schemes.

     Since our public offering in May 1997, our ordinary shares have been listed on the NASDAQ Stock Market (symbol: MTSL) and are presently listed on the NASDAQ Capital Market. As used in this annual report, the terms "we," "us" and "our" mean Mer Telemanagement Solutions Ltd. and its subsidiaries, unless otherwise indicated.

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

                                TABLE OF CONTENTS

                                                                                               PAGE
                                                                                               ----

PART I                                                                                          4

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS                                  4
ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE                                                4
ITEM 3.  KEY INFORMATION                                                                        4
           A. Selected Financial Data                                                           4
           B. Capitalization and Indebtedness                                                   5
           C. Reasons for the Offer and Use of Proceeds                                         5
           D. Risk Factors                                                                      5
ITEM 4.  INFORMATION ON THE COMPANY                                                            16
           A. History and Development of the Company                                           16
           B. Business Overview                                                                17
           C. Organizational Structure                                                         21
           D. Property, Plants and Equipment                                                   21
ITEM 4A. UNRESOLVED STAFF COMMENTS                                                             22
ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS                                          22
           A. Operating Results                                                                22
           B. Liquidity and Capital Resources                                                  34
           C. Research and Development                                                         35
           D. Trend Information                                                                36
           E. Off-Balance Sheet Arrangements                                                   36
           F. Tabular Disclosure of Contractual Obligations                                    36
ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                                            37
           A. Directors and Senior Management                                                  37
           B. Compensation                                                                     39
           C. Board Practices                                                                  39
           D. Employees                                                                        45
           E. Share Ownership                                                                  46
ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                                     50
           A. Major Shareholders                                                               50
           B. Related Party Transactions                                                       51
           C. Interests of Experts and Counsel                                                 52
ITEM 8.  FINANCIAL INFORMATION                                                                 52
           A. Consolidated Statements and Other Financial Information                          52
           B. Significant Changes                                                              53
ITEM 9.  THE OFFER AND LISTING                                                                 53
           A. Offer and Listing Details                                                        53
           B. Plan of Distribution                                                             54
           C. Markets                                                                          54
           D. Selling Shareholders                                                             54
           E. Dilution                                                                         54
           F. Expense of the Issue                                                             55
ITEM 10. ADDITIONAL INFORMATION                                                                55
           A. Share Capital                                                                    55
           B. Memorandum and Articles of Association                                           55
           C. Material Contracts                                                               57
           D. Exchange Controls                                                                58
           E. Taxation                                                                         58
           F. Dividend and Paying Agents                                                       69
           G. Statement by Experts                                                             69
           H. Documents on Display                                                             69
           I. Subsidiary Information                                                           69

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS                           69
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES                                70

PART II                                                                                        70

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                                       70
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS          70
ITEM 15. CONTROLS AND PROCEDURES                                                               70
ITEM 15T. CONTROLS AND PROCEDURES                                                              70
ITEM 16.  [RESERVED]                                                                           71
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT                                                     71
ITEM 16B. CODE OF ETHICS                                                                       71
ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES                                               72
ITEM 16D. EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE           72
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS               72

PART III                                                                                       73

ITEM 17.  FINANCIAL STATEMENTS                                                                 73
ITEM 18.  FINANCIAL STATEMENTS                                                                 73
ITEM 19.  EXHIBITS                                                                             73
S I G N A T U R E S                                                                            76

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

     A. SELECTED FINANCIAL DATA

     The following selected consolidated financial data for and as of the five years ended December 31, 2007 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our audited consolidated financial statements with respect to the three years ended December 31, 2007 and as of December 31, 2006 and 2007 appear elsewhere in this Annual Report. Our selected consolidated financial data as of December 31, 2005, 2004 and 2003 and for the years ended December 31, 2004 and 2003 have been derived from audited consolidated financial statements not included in this Annual Report. The selected consolidated financial data set forth below should be read in conjunction with Item 5. "Operating and Financial Review and Prospects," and our consolidated financial statements and notes thereto included elsewhere in this annual report.

STATEMENT OF OPERATIONS DATA:

                                                                        Year Ended December 31,
                                            -------------------------------------------------------------------------------
                                               2003              2004             2005             2006             2007
                                            -----------      -----------      -----------      -----------      -----------
                                                             (in thousands, except share and per share data)
Revenues                                    $     9,230      $     9,413      $    11,563      $    10,484      $     9,338
Cost of revenues                                  1,849            2,814            3,802            3,355            2,736
                                            -----------      -----------      -----------      -----------      -----------
Gross profit                                      7,381            6,599            7,761            7,129            6,602
Selling and marketing                             3,916            6,300            4,797            3,078            3,481
Research and development, net                     1,825            2,362            4,395            3,633            2,640
General and administrative                        1,830            2,101            2,830            2,651            3,695
Impairment of goodwill and other
   intangible assets                                 --               --               --               --            2,312
                                            -----------      -----------      -----------      -----------      -----------
Operating loss                                     (190)          (4,164)          (4,261)          (2,233)          (5,526)
Financial (expenses) income, net                    130               78               53              (54)            (105)
Capital loss on sale of long-term
   investment                                        --               --               --               --              (63)
                                            -----------      -----------      -----------      -----------      -----------
Loss before taxes on income                         (60)          (4,086)          (4,208)          (2,287)          (5,694)
Taxes on income (benefit), net                      198              266               10              118              (68)
                                            -----------      -----------      -----------      -----------      -----------
Net loss before equity in earnings
   (losses) of affiliate                           (258)          (4,352)          (4,218)          (2,405)          (5,626)
Equity in earnings (losses) of
affiliate                                           345              225                2              159             (197)
                                            -----------      -----------      -----------      -----------      -----------
Net loss                                    $        87      $    (4,127)     $    (4,216)     $    (2,246)     $    (5,823)
                                            ===========      ===========      ===========      ===========      ===========
Basic and diluted net loss per share        $      0.02      $     (0.89)     $     (0.83)     $     (0.39)     $     (1.01)
                                            ===========      ===========      ===========      ===========      ===========
Weighted average number of ordinary
   shares used in computing basic net
   loss per share                             4,617,099        4,634,413        5,092,117        5,762,311        5,773,845
                                            ===========      ===========      ===========      ===========      ===========
Weighted average number of ordinary
   shares used in computing diluted
   net loss per share                         4,628,249        4,634,413        5,092,117        5,762,311        5,773,845
                                            ===========      ===========      ===========      ===========      ===========

BALANCE SHEET DATA:

                                          As of December 31,
                         ----------------------------------------------------
                         2003        2004        2005         2006       2007
                         ----        ----        ----         ----       ----
                                           (in thousands)
Working capital        $ 9,437     $ 2,773     $ 2,065     $   186     $(2,014)
Total assets            18,182      15,323      13,816      14,054       8,478
Long-term loans             --          --          --         583          --
Shareholders' equity    14,464      10,657       9,174       7,542       1,569

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

RISKS RELATING TO OUR BUSINESS AND MARKET

WE HAVE HAD A RECENT HISTORY OF OPERATING LOSSES AND MAY NOT ACHIEVE OR SUSTAIN PROFITABILITY IN THE FUTURE; TO THE EXTENT THAT WE CONTINUE TO INCUR OPERATING LOSSES, WE MAY NOT HAVE SUFFICIENT WORKING CAPITAL TO FUND OUR OPERATIONS IN THE FUTURE.

     We have incurred operating losses in each of the last five fiscal years and we may not be able to achieve or sustain profitable operations in the future or generate positive cash flows from operations. As a result of our losses, our cash position has been severely adversely impacted. To the extent that we continue to incur operating losses, we may not have sufficient working capital to fund our operations in the future. If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce level of expenditure. Such financing may not be available in the future, or, if available, may not be on terms satisfactory to us. If adequate funds are not available to us, our business, and results of operations and financial condition will be materially and adversely affected.

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

     Due to all of the foregoing, we cannot predict revenues for any future quarter with any significant degree of accuracy. Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and you should not rely upon them as indications of future performance. Our revenues declined in 2007 and 2006 and we may not be able to achieve or sustain revenue growth in the future.

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

WE DERIVE THE MAJORITY OF OUR REVENUES FROM TELECOMMUNICATIONS EXPENSE MANAGEMENT SOLUTIONS, THE MARKET FOR WHICH HAS DECLINED IN RECENT YEARS.

     Until 2005, we derived substantially all of our revenues from our TABS.IT call accounting and billing products. In late 2004, we implemented a new strategy that led to the development and introduction of our Application Suite. The Application Suite is built on the Microsoft.Net platform and establishes a framework for us to provide customized solutions that include customer care and billing in addition to our traditional telecommunications expense management, or TEM, solutions. The main functions of our TABS.IT and prior WinTrak families of products were incorporated into the Application Suite. In 2005, we expanded and enhanced the functionality of the Application Suite to include invoice management, which facilitates bill reconciliation and dispute management. In July 2006, we completed the acquisition of certain assets and liabilities of TelSoft Solutions, Inc., or TelSoft, a California-based provider of call accounting and TEM solutions. Despite all of the foregoing, our revenues from our TEM solutions declined each year from 1999 until 2003 and again in 2006 and revenues for these products may not continue to grow in the future. If the market for our TEM solutions fails to grow in the future, our business, operating results and financial condition would be materially adversely affected. Our future financial performance will be dependent to a substantial degree on the successful introduction, marketing and customer acceptance of our invoice management products.

WE DEPEND ON BUSINESS TELEPHONE SYSTEM MANUFACTURERS, VENDORS AND DISTRIBUTORS FOR OUR SALES.

     One of the primary distribution channels for our call accounting management products are private branch exchange, or PBX, original equipment manufacturers, or OEMs, and vendors who market our products to end-users in conjunction with their own products. We are highly dependent upon the active marketing and distribution efforts of our PBX OEMs. In 2005, 2006 and 2007, sales attributable to our largest OEM customer, Siemens Gmbh, represented approximately 36.0%, 29.0% and 26.4% of our total revenues, respectively.

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

     Because we sell our products through local master distributors in countries where we do not have a marketing subsidiary, we are highly dependent upon the active marketing and distribution efforts of our distributors. We also depend in large part upon our distributors for product maintenance and support. Our distributors may not continue to provide adequate maintenance and support to end-users or provide maintenance and support for new products, which might cause us to seek new or additional distributors or incur additional service and support costs. The distributors to whom we sell our products are generally not contractually required to make future purchases of our products and could, therefore, discontinue carrying our products at any time. None of our distributors or resellers is subject to any minimum purchase requirements under their agreements with us. We may not be able to continue our relationships with our OEM customers or, if such relationships are not maintained, we may not be able to attract and retain comparable PBX original equipment manufacturers
(OEMs). The loss of any of our major reseller or OEM relationships, either to competitive products offered by other companies or products developed by such resellers, would have a material adverse effect on our business, financial condition and results of operations. Our future performance will depend, in part, on our ability to attract additional PBX manufacturers and vendors that will be able to market and support our products effectively, especially in markets in which we have not previously distributed our products.

ON JULY 31, 2006, WE ACQUIRED CERTAIN ASSETS AND LIABILITIES OF TELSOFT SOLUTIONS, INC. AND WE MAY NOT BE ABLE TO SUCCESSFULLY EXPLOIT THE ACQUIRED PRODUCTS.

     On July 31, 2006, we completed the acquisition of certain assets and liabilities of TelSoft, a California corporation, a provider of call accounting and TEM solutions. The acquisition of TelSoft's TEM and call accounting software enables us to expand our TEM solutions and assists us to strengthen our growing business in the United States. We may not be able to successfully integrate the operations of TelSoft into our business or successfully exploit the solutions that we acquired from it.

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

WE ARE SUBJECT TO RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

     We are based in Israel and generate a large percentage of our sales outside the United States. Our sales in the United States accounted for 52.0%, 51.1% and 52.7% of our total revenues for the years ended December 31, 2005, 2006 and 2007, respectively. We may not be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition will be materially and adversely affected.

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

WE MAY BE UNSUCCESSFUL IN OUR DEFENSE OF PENDING LITIGATION.

     In April 2000, the tax authorities in Israel issued a demand for a tax payment for the 1997-1999 period in the amount of approximately NIS 6.0 million ($1.6 million). We have appealed to the Israeli District Court in respect of such tax demand and believe that certain defenses can be raised against the demand of the tax authorities. We have made a provision in our financial statements for this tax demand for the amount deemed probable.

     If we are unsuccessful in the above and other pending claims and litigations or if actual results are not consistent with our assumptions and judgments, we may be exposed to losses that could be material to our company.

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

FOUR OF OUR SHAREHOLDERS ARE IN A POSITION TO CONTROL MATTERS REQUIRING A SHAREHOLDER VOTE.

     Mr. Chaim Mer, our Chairman, and his wife, Dora Mer, our Israeli counsel, currently control the vote of approximately 31.0% of our outstanding ordinary shares, Isaac Ben-Bassat, one of our directors, is the owner of 10.6% of our outstanding ordinary shares, and Lior Salansky, our President, is the owner of 16.1% of our outstanding ordinary shares. As a result, such persons control and will continue to control the election of our entire Board of Directors other than our three outside directors and generally have the ability to direct our business and affairs.

WE ARE SUBJECT TO RISKS ARISING FROM PRODUCT DEFECTS AND POTENTIAL PRODUCT LIABILITY.

     We provide free warranty and support for up to one year for end-users and up to 15 months for our OEM distributors. Our sales agreements typically contain provisions designed to limit our exposure to potential product liability or related claims. The limitation of liability provisions contained in our agreements may not be effective. Our products are used by businesses to reduce communication costs, recover charges payable by third parties, prevent abuse and misuse of telephone networks and converged billing solutions for information and telecommunication service providers, and as a result, the sale of products by us may entail the risk of product liability and related claims. A product liability claim brought against us could have a material adverse effect upon our business, operating results and financial condition. Products such as those offered by us may contain undetected errors or failures when first introduced or when new versions are released. Despite our testing and testing by current and potential customers, errors may be found in new products or releases after commencement of commercial shipments. The occurrence of these errors could result in adverse publicity, loss of or delay in market acceptance or claims by customers against us, any of which could have a material adverse effect upon our business, operating results and financial condition.

WE ARE NOT IN COMPLIANCE WITH CERTAIN FINANCIAL COVENANTS AND MAY NOT BE ABLE TO OBTAIN OR MAINTAIN COMPLIANCE WITH THOSE FINANCIAL COVENANTS IN THE FUTURE

     On July 27, 2006, we obtained a $1.0 million loan from Bank Hapoalim in order to facilitate the funding of the TelSoft acquisition. We have made monthly repayments under the loan agreement and had an outstanding balance of $583,000 as of December 31, 2007. Under the terms of the loan, we are required to maintain (i) shareholders' equity of not less than $5 million and 40% of our total assets; (ii) operating profit over two consecutive quarters as of the second quarter of 2007; and (iii) cash and cash equivalents of not less than $1 million. As a security interest for the repayment of the loan, we agreed to grant Bank Hapoalim a floating-charge over all of our company's assets, a fixed charge over our company's share capital, goodwill and rights to an exemption from taxation or reduced tax, and a fixed charge over all of the securities, documents and notes in the possession of Bank Hapoalim. We are not currently in compliance with such covenants and may not be able to achieve or maintain compliance with those financial covenants in the future.

RISK FACTORS RELATED TO OUR ORDINARY SHARES

IF WE FAIL TO MAINTAIN NASDAQ'S CONTINUED LISTING REQUIREMENT OF MINIMUM SHAREHOLDERS' EQUITY OF $2.5 MILLION, OUR SHARES MAY BE IMMEDIATELY DELISTED FROM THE NASDAQ CAPITAL MARKET.

     Our ordinary shares are listed on The NASDAQ Capital Market under the symbol MTSL. To continue to be listed on NASDAQ, we need to satisfy a number of conditions, including minimum shareholders' equity of at least $2.5 million. We fell below the minimum $2.5 million shareholders' equity in third quarter of 2007. The Staff determined to delist our shares as of December 31, 2007 unless we chose to appeal. We appealed the Staff' decision and on March 17, 2008, we received notice that the NASDAQ Hearings Panel had determined to continue the listing of our ordinary shares, subject to certain conditions, including that by May 16, 2008, we file with the Securities and Exchange Commission and with NASDAQ a Form 6-K that includes financial statements for the quarter ending March 31, 2008 and demonstrate more than $2.5 million in actual (not pro forma) shareholders' equity. If we fail to satisfy such condition, our shares will be delisted. If we meet such condition, the Panel will find that we are in compliance with the shareholders' equity requirement and will impose a Panel Monitor. Under the Panel Monitor, our continued listing is conditioned upon us filing, within 45 days of the end of each fiscal quarter ending on or before March 31, 2009, a Form 6-K with the Securities and Exchange Commission and NASDAQ that includes financial statements for the prior quarter and demonstrates compliance with the $2.5 million minimum shareholder's equity continued listing requirement. If we fail to demonstrate shareholders' equity of $2.5 million or greater, the Panel will review the matter and our shares may be immediately delisted. If we are delisted from NASDAQ, trading in our ordinary shares would be conducted on a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

WE MAY IN THE FUTURE BE CLASSIFIED AS A PASSIVE FOREIGN INVESTMENT COMPANY, OR PFIC, WHICH WILL SUBJECT OUR U.S. INVESTORS TO ADVERSE TAX RULES.

     Holders of our ordinary shares who are United States residents face income tax risks. There is a substantial risk that we may become a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. For U.S. Federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or
(ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset, which produces passive income. As a result of our relatively substantial cash position at the time, we believe that we were a PFIC in certain periods over the last few years under a literal application of the asset test described above, which looks solely to the market value of our assets. We do not believe that we were a PFIC in 2007. If we are classified in the future as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

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

WE MAY FAIL TO MAINTAIN EFFECTIVE INTERNAL CONTROLS IN ACCORDANCE WITH SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002.

     The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting, which started in connection with this Annual Report on Form 20-F, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

RISKS RELATING TO OPERATIONS IN ISRAEL

POLITICAL, ECONOMIC AND MILITARY INSTABILITY IN ISRAEL MAY DISRUPT OUR OPERATIONS AND NEGATIVELY AFFECT OUR BUSINESS CONDITION, HARM OUR RESULTS OF OPERATIONS AND ADVERSELY AFFECT OUR SHARE PRICE.

     We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. As a result, political, economic and military conditions affecting Israel directly influence us. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations.

     Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel's international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2007. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. Recently, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel's northern border with Lebanon in the summer of 2006, and extensive hostilities along Israel's border with the Gaza Strip since June 2007 when the Hamas effectively took control of the Gaza Strip. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions and results of operations.

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

OUR RESULTS OF OPERATIONS MAY BE NEGATIVELY AFFECTED BY THE OBLIGATION OF OUR PERSONNEL TO PERFORM MILITARY SERVICE.

     Some of our directors, officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

OUR FINANCIAL RESULTS MAY BE ADVERSELY AFFECTED BY INFLATION AND CURRENCY FLUCTUATIONS.

     We report our financial results in dollars, while a significant amount of our expenses, primarily salaries, are paid in NIS. Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. During 2007, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our NIS expenses. Such trend continued during the first three months of 2008 with further devaluation of the U.S. dollar compared to the NIS. We are also influenced by the timing of, and the extent to which, any increase in the rate of inflation in Israel over the rate of inflation in the United States is not offset by the devaluation of the NIS in relation to the dollar. Our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel. In the past, the NIS has devalued against the dollar and other foreign currencies, generally reflecting inflation rate differentials. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar measured results of operations will be adversely affected. Likewise, our operations could be adversely affected if we are unable to guard against currency fluctuations in the future.

THE GOVERNMENT PROGRAMS AND TAX BENEFITS WE CURRENTLY PARTICIPATE IN OR RECEIVE REQUIRE US TO MEET SEVERAL CONDITIONS AND MAY BE TERMINATED OR REDUCED IN THE FUTURE.

     We have benefited from certain Israeli Government grants, programs and tax benefits. In late 2005 and early 2006 and 2007, we applied to the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for grants for our research and development projects and we subsequently received approval such applications. Future grant applications may not be approved by the Office of the Chief Scientist and we may not be able to obtain any such grants in the future. To remain eligible for these grants, programs and tax benefits, we must comply with certain conditions, including making specified investments in fixed assets from our own equity and paying royalties with respect to grants received. In addition, some of these programs restrict our ability to manufacture particular products and to transfer particular technology outside of Israel. If we do not meet these conditions in the future, the benefits we received could be canceled and we may have to refund payments previously received under these programs or pay increased taxes. The Government of Israel has reduced the benefits available under these programs in recent years and these programs and tax benefits may be discontinued or curtailed in the future.

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

     We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, each shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company's articles of association, increases in a company's authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

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

     We are a worldwide provider of solutions for telecommunications expense management, or TEM, and billing solutions. Our TEM solutions assist enterprises and organizations to make smarter choices with their telecommunications spending at each stage of the service lifecycle, including allocation of cost, proactive budget control, fraud detection, processing of payments and spending forecasting. Our converged billing solutions have been successfully implemented worldwide by wireless providers, Voice over Internet Protocol, Internet Protocol Television, and content service providers. Our converged billing solutions include applications for charging and invoicing customers, interconnect billing and partner revenue management using pre-pay and post-pay schemes.

     In December 2004, we completed the acquisition of certain assets and liabilities of Teleknowledge Group Ltd., or Teleknowledge, a provider of carrier class billing and related solutions. In connection with the acquisition, we paid an initial consideration of $2.4 million in cash and agreed to pay additional contingent consideration of up to $3.6 million over a period of three years based on post acquisition revenue performance. We acquired the Teleknowledge billing solution in order to be able to offer an end-to-end customer care and billing solution, including pre/post paid billing, web self-care, assets management, partner management, help desk and order management modules. During the first six months of 2007, we determined that the goodwill and intangible assets relating to the acquisition of the Teleknowledge billing activity in the amount of approximately $2.3 million had been impaired and the carrying value was written off.

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

     During 2006, we enhanced our interconnect billing solution to include a sophisticated and user-friendly rate loader, that automatically loads the rates from the various Excel sheets that service providers receive and provides a composite picture of the rates. In 2006, we also developed solutions for mobile phones based on a patent for which we have filed an international patent application (PCT application),which is currently pending, to track and account for calls made from a mobile phone. One of the solutions provides for reconciliation of calls made from a mobile phone independent of the service provider and is intended for enterprises to check and monitor calls made from mobile phones of their employees. Another solution, Wireless Leak Detector, is intended for service providers to ascertain that all calls made from a mobile phone have been accounted for and charged.

     Another development in 2006 was the introduction of our Invoice Management solution that allows tracking of vendors, invoices, assets and contracts both for pricing and maintenance, with the ultimate objective of reconciling the invoices for payment or dispute. The solution can be purchased by an enterprise for their own accounting, or outsourced as an Application Service Provider
(ASP).

     On July 31, 2006, we completed the acquisition of certain assets and liabilities of TelSoft, California based provider of call accounting products. We believe that the acquisition of TelSoft's call accounting software have enabled us to expand our business in the United States. In connection with the acquisition, we paid an initial consideration of $1.1 million and agreed to pay additional contingent consideration based on post acquisition revenue performance during the 12 month period following the acquisition. As of December 31, 2007, based on the post acquisition revenue performance during the 12 month period following the acquisition, we have recorded an aggregate $606,000 of additional contingent consideration, of which $200,000 was paid in 2007 and the balance was paid during the first quarter of 2008.

     In November 2007, we completed the sale of our 50% ownership interest in Jusan S.A., our Spanish affiliate, in consideration of 700,000 Euros (approximately $1.0 million) plus the payment to us of 25% of the net income, if any, of Jusan S.A. during the period commencing upon completion of the sale and ending June 30, 2008. We recorded an equity loss of $197,000 as a result of the transaction.

     In December 2007, we received notice that Online Media Solutions Ltd., a privately-owned leading online advertising company, in which we held approximately a 1% ownership interest, was sold to a third party. We received total proceeds of approximately $36,000 from the sale. We recorded a capital loss of $63,000 as a result of the transaction.

     In February 2008, we completed the sale of our ownership interest in cVidya Networks Inc. and received total proceeds of approximately $603,000 for the sale. We will record a capital gain of approximately $382,000 as a result of the transaction in 2008.

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

     Telemanagement solutions have evolved from the stand-alone PC-based telephone call accounting and billing systems of the mid-1980's to local area network or LAN-based systems offering call accounting, fraud detection and fault management solutions for users with complex voice and data networks. Over the years, telemanagement solutions have expanded to support information technology, or IT, and telecom activities, such as the management of IT assets, an enterprise's internal billing processes, system modifications and enterprise help desks.

     Call accounting products, a fundamental management tool, record, retrieve and process data received from a PBX or other telephone switching system, providing a telecommunications manager with information on telephone usage. This information enables the management of internal billing, fraud detection and optimizes the telecommunications resources.

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

     Internet Protocol Television, or IPTV, digital television service delivered using the Internet Protocol over a network infrastructure, is also becoming more prevalent. For IPTV services, billing solutions are required to be able to offer and charge personalized rates, such as rate per content attributes, bundled package discounts and advice-of-charge according to subscriber's attributes before a service is consumed. In addition, since IPTV service providers rely heavily on revenues from direct advertising and charge the advertiser by exposures and per click, a billing solution for IPTV must be able to identify such events and charge the advertiser accordingly.

PRODUCTS AND SERVICES

CALL ACCOUNTING AND TELECOMMUNICATIONS EXPENSE MANAGEMENT SOLUTIONS FOR ENTERPRISES

     TABS.IT

     TABS.IT is a solution for small offices, medium sized businesses and Fortune 500 enterprises that want to take full control over their communications network. Specific applications enable hotels, shared tenant environments, hospitals, universities and service bureaus to resell communications services to users employing simple, yet efficient mark-up formulas.

     TABS.IT tracks the details of all voice communications usage (such as dialed numbers, call duration, destination, cost of each call and trunk line usage) and produces accurately priced individual customer bills. In addition, TABS.IT tracks the details of all data communications (such as IP address, name, number of bytes, bandwidth usage and nodes) and can produce a relative cost figure.

     The TABS.IT report generator provides a wide variety of usage reports that are easy to read and understand, yet provide all the information necessary to identify how communications network resources are being utilized. These reports can be generated either as a summary of the call data or complete with all the details necessary to make informed management decisions. Their structural flexibility allows the user to quickly zero in on the specific data of greatest interest. Historical reports may be maintained for an unlimited period of time and can become useful tools for assessing budget needs for the coming months or years.

     APPLICATION SUITE

     The Application Suite is a set of applications that assist in the management of telecom activities and the IT manager's activities. The system enables organizations to effectively manage their entire internal billing process. Utilizing its web-based user centric capabilities, the platform provides its users, including administrators, employees and customers, with a single easy-to-use interface self provisioning customer care, while guaranteeing corporate security via the different authentication levels.

     Application Suite includes an invoice management module, which checks the rates billed by the service provider against the contracted rates and also reconciles an organization's telecommunications bills, reflecting the usage reported by the service provider with the actual usage recorded by the Application Suite. Additionally, the invoice management module checks that the service provider has charged only for communication equipment actually used by the organization, as opposed to equipment that is no longer serviceable or not under current service contracts. An organization's internal procedures for payment of bills can be entered into the Application Suite and it will track the bills and insure that there are no delays in payments, and in the case of discrepancies between the usage and bills, it will provide an analysis of the discrepancies.

     Application Suite includes a workflow and provisioning module that enables the management of an organization's process. The provisioning capability enables the performance of changes in the IT and telecom network as part of the process and saves time and reduces security risks as a result.

BILLING SOLUTIONS

     Our billing solution for service providers is based on Total-e product with the following modules:

     o Retail Billing - customer care and billing (business and residential). The billing and rating is for both postpaid and prepaid scenarios.

     o Partner Management - management of all value added services, or VAS, provided (such as content SMS/MMS, pay-by-mobile services and location-based advertising services). The module supports advance business models, such as revenue sharing between the operator/service provider and VAS provider based on the end customer's consumption.

     o Interconnect/Wholesale Management - manages the activity between the operator/service provider and other local or international carriers for the traffic that is transferred between them. The basic goal of an interconnect solution is to produce an invoice for the calls you have delivered for another operator and to validate the invoices received from other operators for the calls they have delivered for you.

     Our billing solution for IPTV may be installed side-by-side with legacy systems and may provide an economic solution to new providers of virtual IPTV services. Based on our experience to date, our billing solutions for IPTV meets the emerging market requirements for IPTV billing solutions.

CUSTOMER SERVICE AND INSTALLATION

     We provide customer support to end-users and channels (distributors and business partners) in the United States, Israel, Hong Kong and Brazil on both a service contract and a per-incident basis. Our technical support engineers answer support calls directly and generally seek to provide same-day responses. We provide updated telephone rate tables to customers on a periodic basis under annual service contracts. The rate tables are obtained from third-party vendors who provide this data for all major long-distance service providers. Our distributors provide a full range of service and technical support functions for our products, including rate tables, to their respective end-user customers.

SALES AND MARKETING

     We believe that partnering with network vendors and system integrators is the most advantageous means to generate new sales of our solutions. In addition, our broad base of previously installed solutions, primarily in the United States, provides us with opportunities to offer and sell any new products, solutions and services.

     We sell our solutions worldwide through original equipment manufacturer, or OEM, distribution channels and our own direct sales force in the United States, Israel, Hong Kong and Brazil, and through a network of local distributors in these and various other countries. We employed 12 persons in sales and marketing and 18 persons in support as of December 31, 2007, as compared to 20 persons in sales and marketing and 29 persons in support as of December 31, 2006.

     We conduct a wide range of marketing activities aimed at generating awareness and leads. We maintain our website (www.mtsint.com), allowing for correspondence and queries from new potential customers as well as promoting support for our existing customer base.

MANAGED SERVICES

     Our managed services solution is an outsourcing solution geared to multi-national companies that centrally manage their telecommunications usage and is offered as an added value service. This solution has been offered in the United States where our New Jersey office acts as a service bureau.

     SWITCHING SYSTEMS MANUFACTURERS AND VENDORS. We believe that the most efficient means of selling our telemanagement products is to enter into relationships with major business telephone system manufacturers and vendors who market our products on either an OEM basis or supplemental sales basis at the time they sell their switching systems. We also utilize our distributors to market our products to local business telephone switching systems manufacturers and distributors. We intend to establish additional strategic relationships with business telephone switching systems manufacturers and vendors. Among the companies that sell our telemanagement products are Alcatel, Avaya, Damovo, ECI/Tadiran, Ericsson, Harris, LG, Lucent, Mitel, NEC, Nortel, Panasonic and Siemens. We have also entered into an agreement with a major global manufacturer with respect to our billing products. Sales attributable our largest OEM customer, Siemens, represented approximately 36.0%, 29.0, 26.4% of our total revenues for the years ended December 31, 2005, 2006 and 2007, respectively.

     DISTRIBUTORS. In general, in those countries where we do not have a marketing subsidiary, we distribute our products through a local distributor. Marketing, sales, training, product and client support are provided by our local distributors. A local distributor is typically a telecommunication products marketing organization with the capability to add value with installation, training and support. Distributors are generally responsible for the localization of our products into their native language. The distributor also translates our standardized product marketing literature and technical documentation. Prior to becoming an authorized distributor, the distributor's employees must undergo sales and technical training. We are available for second-tier support for the distributor and for end-users. In coordination with the distributors, we also provide technical support for large and multinational accounts. We have distributors worldwide and intend to expand our network of distributors and resellers in selected markets.

     STRATEGIC RELATIONSHIPS. As part of our marketing strategy, we attempt to develop and establish new strategic relationships with manufacturers of voice and data communication systems and IP-based equipment as means of entering new markets and channels.

COMPETITION

     The market for telemanagement products and billing solutions is fragmented and intensely competitive. Competition in the industry is generally based on product performance, depth of product line, technical support and price. We compete both with international and local competitors (including providers of telecommunications and billing services), many of whom have significantly greater financial, technical and marketing resources than we do. Our existing and potential customers, including business telephone switching system manufacturers and vendors, may be able to develop telemanagement and billing products and services that are as effective as, or more effective or easier to use than, those offered by us. Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels. Although we believe that the quality of our products is equal to or better than the product quality of our competitors with regard to performance and reliability, we have no quantitative data other than the evaluations of our present customers from which to assess our current ability to compete. There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

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

     Our trademark rights include rights associated with the use of our trademarks and rights obtained by registration of our trademarks in Israel and the United States. We have also acquired rights in certain registered trademarks and common law trademarks and service marks in connection with the products we acquired from Teleknowledge in December 2004 and the assets we acquired from TelSoft in July 2006. The use and registration rights of our trademarks does not ensure that we have superior rights over other third parties that may have registered or used identical related marks on related goods or services. Trademark rights are territorial in nature; therefore we do not have rights in all jurisdictions.

     We believe that, because of the rapid pace of technological change in the communication industry, the legal protections for our products are less significant factors in our success than the knowledge, ability and experience of our employees, the frequency of product enhancements and the timeliness and quality of support services provided by us.

C.   ORGANIZATIONAL STRUCTURE

     Our wholly-owned subsidiaries in the United States, Hong Kong, the Netherlands and Brazil, MTS IntegraTRAK Inc., MTS TelSoft Inc., MTS Asia Ltd., JARAGA B.V. and TABS Brazil Ltda., respectively, act as marketing and customer service organizations in those countries.

D.   PROPERTY, PLANTS AND EQUIPMENT

     Our executive offices and research and development facilities are located at 22 Zarhin Street, Ra'anana, Israel, where we occupy approximately 16,300 square feet. The lease, which expires on June 15, 2010, has an annual rental charge of approximately $450,000. We have subleased approximately 4,400 square feet of this space until June 15, 2010 for an annual rental charge of approximately $120,000.

     Our U.S. subsidiary MTS IntegraTRAK Inc. occupies approximately 2,150 square feet of space in New Jersey, under a month-to-month lease for a monthly rental fee of $3,150. We have an office in Kirkland, Washington., where we occupy approximately 2,314 square feet. The lease, which expires on October 15, 2008, has a remaining obligation of approximately $45,000. We also have an office in Glendale, California, where we occupy approximately 2,340 square feet. of space. The lease is on a month-to-month basis for a monthly rental fee of approximately $5,300.

     In addition, we lease offices in Hong Kong and Sao Paulo. The lease agreements for the Hong Kong and Sao Paulo offices will expire in October 2007 and August 2008, respectively and have a combined remaining obligation of approximately $32,000.

ITEM 4A. UNRESOLVED STAFF COMMENTS

     Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   OPERATING RESULTS

     THE FOLLOWING DISCUSSION OF OUR RESULTS OF OPERATIONS SHOULD BE READ TOGETHER WITH OUR AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES, WHICH APPEAR ELSEWHERE IN THIS ANNUAL REPORT. THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT REFLECT OUR CURRENT PLANS, ESTIMATES AND BELIEFS AND INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS ANNUAL REPORT.

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

OVERVIEW

     We are a worldwide provider of solutions for telecommunications expense management, or TEM, and billing solutions. Our TEM solutions assist enterprises and organizations to make smarter choices with their telecommunications spending at each stage of the service lifecycle, including allocation of cost, proactive budget control, fraud detection, processing of payments and spending forecasting. Our converged billing solutions have been successfully implemented worldwide by wireless providers, Voice over Internet Protocol, Internet Protocol Television, and content service providers. Our converged billing solutions include applications for charging and invoicing customers, interconnect billing and partner revenue management using pre-pay and post-pay schemes.

     In November 2007, we completed the sale of our 50% ownership interest in Jusan S.A., our Spanish affiliate, in consideration of 700,000 Euros (approximately $1.0 million) plus the payment to us of 25% of the net income, if any, of Jusan S.A. during the period commencing upon completion of the sale and ending June 30, 2008 . We recorded an equity loss of $197,000 as a result of the transaction.

     In December 2007, we received notice that Online Media Solutions Ltd., a privately-owned leading online advertising company, in which we held approximately a 1% ownership interest, was sold to a third party. We received total proceeds of approximately $36,000 from the sale. We recorded a capital loss of $63,000 as a result of the transaction.

     In February 2008, we completed the sale of our ownership interest in cVidya Networks Inc. and received total proceeds of approximately $603,000 for the sale. We will record a capital gain of approximately $382,000 as a result of the transaction in 2008.

GENERAL

     Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in Financial Accounting Standards Board, or FASB, Statement No. 52. The majority of our sales are made outside Israel in dollars. In addition, substantial portions of our costs are incurred in dollars. Since the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The financial statements of certain subsidiaries and an affiliate that we sold in November 2007 whose functional currency is not the dollar, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income
(loss).

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

     REVENUE RECOGNITION. We account for our revenue in accordance with the provisions of Statement of Position, or SOP, No. 97-2, "SOFTWARE REVENUE RECOGNITION," issued by the American Institute of Certified Public Accountants and as amended by SOP No. 98-9 and related interpretations. When an arrangement does not require significant production, modification or customization of software or does not contain services considered to be essential to the functionality of the software, revenue is recognized when the following four criteria are met:

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

     Many of our software arrangements involve multiple elements. Such elements typically include any or all of the following: software licenses, software maintenance, technical support and training services. For multiple-element arrangements that do not involve significant modification or customization of the software and do not involve services that are considered essential to the functionality of the software, we allocate value to each undelivered element based on vendor specific objective evidence, or VSOE, of the fair value of each undelivered element in the arrangement, in accordance with the "residual method" prescribed by SOP No. 98-9, "MODIFICATION OF SOP NO. 97-2, SOFTWARE REVENUE RECOGNITION WITH RESPECT TO CERTAIN Transactions." The VSOE used by us to allocate the sales price to support services and maintenance is based on the renewal rate charged when these elements are sold separately. License revenues are recorded based on the residual method. Under the residual method, revenue is recognized for the delivered elements when (i) there is VSOE of the fair values of all the undelivered elements, and (ii) all revenue recognition criteria of SOP No. 97-2, as amended, as described above, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element. If sufficient VSOE does not exist for all undelivered elements, revenue is deferred for the entire arrangement until all revenue recognition criteria are met for such undelivered elements.

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

     After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2007, no such estimated losses were identified.

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

     INCOME TAXES. Estimates and judgments are required in the calculation of certain tax liabilities and in the determination of the recoverability of certain of the deferred tax assets, which arise from net operating losses tax carryforwards and temporary differences between the tax and financial statement recognition of revenue and expense. Statement of Financial Accounting Standard, or SFAS, No. 109, "ACCOUNTING FOR INCOME TAXES," also requires that the deferred tax assets be reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods.

     In July 2006, the FASB issued Financial Interpretation No. 48, "ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES - AN INTERPRETATION OF FASB STATEMENT NO. 109," or FIN 48. FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS No. 109. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. We adopted FIN 48 effective January 1, 2007 and the provisions of FIN 48 have been applied to all income tax positions commencing from that date. As of January 1, 2007 there was no difference between the provisions of SFAS 109 and FIN 48 therefore no adjustment was recorded to the retained earnings.

     Prior to 2007 the Company determined its tax contingencies in accordance with SFAS 5, Accounting for Contingencies, or SFAS 5. The Company recorded estimated tax liabilities to the extent the contingencies were probable and could be reasonably estimated.

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

     Based on estimates of future taxable profits and losses in certain foreign tax jurisdictions, we determined that a valuation allowance of $4.3 million was required for tax loss carryforwards and other temporary differences as of December 31, 2007. If these estimates prove inaccurate, a change in the valuation allowance could be required in the future.

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

     GOODWILL AND OTHER INTANGIBLE ASSETS AND LONG-LIVED ASSETS. As of December 31, 2006, we had recorded goodwill of approximately $1.9 million attributable to the acquisition of the billing activity of Teleknowledge in December 2004. As of December 31, 2006 and 2007, we had recorded goodwill of approximately $166,000 and $772,000, respectively, attributable to the acquisition of the TEM activity of Telsoft on July 31,2006. On January 1, 2002, we adopted SFAS No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS," or SFAS No. 142. SFAS No. 142 requires goodwill to be tested for impairment on adoption of the statement, at least annually thereafter, and between annual tests if certain circumstances or indicators of impairment occur, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of our reportable units with their carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for the reportable units. We have elected to perform our analysis of goodwill at the end of the third quarter of the year. During the first six months of 2007, due to indicators of impairment that occurred, we reviewed our goodwill and determined that there was an indication that the goodwill relating to the acquisition of the Teleknowledge billing activity had been impaired due to the significant decrease in revenues from the activity and delay in receipt of new purchase orders. We assessed the recoverable amount of such goodwill, based on our projections and using expected future discounted cash flows. Based on such review, as of June 30, 2007, we determined that the goodwill in the amount of $1.9 million relating to the acquisition of the Teleknowledge billing activity had been impaired and the carrying value was written off.

     Our long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144, "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the carrying amount of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the first six months of 2007, we reviewed our goodwill and determined that there was an indication that the goodwill relating to the acquisition of the Teleknowledge billing activity had been impaired due to the significant decrease in revenues from the activity and delay in receipt of new purchase orders. Based on such review, as of June 30, 2007, we determined that intangible assets relating to the Teleknowledge acquisition has been impaired, and as a result, we recorded an impairment loss in the amount of $434,000.

RESULTS OF OPERATIONS

     The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

                                                                 Year Ended December 31,
                                                              ----------------------------
                                                              2005        2006        2007
                                                              ----        ----        ----
Revenues:
Product sales                                                 66.0%       71.7%       61.7%
Services                                                      34.0        28.3        38.3
                                                             -----       -----       -----
Total revenues                                               100.0%      100.0%      100.0%
Cost of revenues:
Product sales                                                 25.7        25.1        20.0
Services                                                       7.2         6.9         9.3
                                                             -----       -----       -----
Total cost of revenues                                        32.9        32.0        29.3
Gross profit                                                  67.1        68.0        70.7
Selling and marketing                                         41.5        29.4        37.3
Research and development, net                                 38.0        34.7        28.3
General and administrative                                    24.5        25.3        39.6
Impairment of goodwill and other intangible assets              --          --        24.8
                                                             -----       -----       -----
Operating loss                                               (36.9)      (21.4)      (59.3)
Financial expenses (income), net                               0.5        (0.5)       (1.1)
Capital loss on sale of long-term investment                    --          --        (0.7)
                                                             -----       -----       -----
Loss before taxes on income                                  (36.4)      (21.9)      (61.1)
Taxes on income (benefit), net                                 0.1         1.1        (0.7)
                                                             -----       -----       -----
Net loss before equity in earnings (losses) of affiliate     (36.5)      (23.0)      (60.4)
Equity in earnings (losses) of affiliate                       0.0         1.5        (2.1)
                                                             -----       -----       -----
Net loss                                                     (36.5)      (21.5)      (62.5)
                                                             =====       =====       =====

YEARS ENDED DECEMBER 31, 2007 AND 2006

     REVENUES FROM PRODUCTS AND SERVICES. Revenues from products and services consist primarily of software license fees sales, hardware sales and revenues from services, including service bureau, maintenance, training, professional services and support. Revenues from products and services decreased by 10.9% to $9.3 million for the year ended December 31, 2007 from $10.5 million for the year ended December 31, 2006. Revenues from products and services from our wholly-owned U.S. subsidiary, MTS IntegraTRAK, decreased by 8.1% to $4.9 million, or 52.7% of our total revenues, for the year ended December 31, 2007 from $5.4 million, or 51.1% of our total revenues, for the year ended December 31, 2006. The decrease in revenues from products and services in 2007 is primarily attributable to a longer sales cycle for our solutions during the year ended December 31, 2007 compared with the year ended December 31, 2006. We anticipate that our revenues from products and services will remain constant in 2008.

     COST OF REVENUES FROM PRODUCTS AND SERVICES. Cost of revenues from products and services consists primarily of (i) production costs (including hardware, media, packaging, freight and documentation); (ii) certain royalties and licenses payable to third parties (including the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel), (iii) professional services costs; and (iv) warranty and support costs for up to one year for end-users and up to 15 months for our OEM distributors. Cost of revenues from products and services decreased by 18.5% to $2.7 million for the year ended December 31, 2007 from $3.4 million for the year ended December 31, 2006. The decrease in cost of revenues from products and services is primarily a result of a reduction in the number of employees in training and technical support.

     SELLING AND MARKETING. Selling and marketing expenses consist primarily of costs relating to sales representatives and their travel expenses, trade shows and marketing exhibitions, advertising and presales support. Selling and marketing expenses increased by 13.1% to $3.5 million for the year ended December 31, 2007 from $3.1 million for the year ended December 31, 2006. The increase in selling and marketing expenses is primarily attributable to the integration of the activity of TelSoft and additional state sales taxes that we recorded as a result of a state sales tax assessment of our U.S. subsidiary, which increase was off-set in part by a reduction in the number of sales and marketing employees worldwide and related expenditures during 2007.

     RESEARCH AND DEVELOPMENT, NET. Research and development, net expenses consist primarily of salaries of employees engaged in on-going research and development activities, outsourcing subcontractor development and other related costs, net of grants that were approved by the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel. Research and development, net expenses decreased by 27.3% to $2.6 million for the year ended December 31, 2007 (net of the grant from the Office of the Chief Scientist in the amount of $469,000) from $3.6 million for the year ended December 31, 2006 (net of the grant from the Office of the Chief Scientist in the amount of $578,000). The decrease in research and development, net expenses is primarily attributable to the reduction in the number of employees engaged in research and development and their related expenditure and reduction in costs related to research and development subcontractors.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, professional fees and office maintenance and administrative costs. General and administrative expenses increased by 39.4% to $3.7 million for the year ended December 31, 2007 from $2.7 million for the year ended December 31, 2006. The increase in general and administrative expenses is primarily attributable to the integration of the activity of TelSoft, a write-off of obsolete and slow moving inventory, a write-off of tax advances paid to the Israeli Tax Authority that we do not expect to able to utilize, a contingent liability provision we recorded due to a claim of a former Brazilian employee and an increase in the allowance for doubtful accounts.

     IMPAIRMENT OF GOODWILL AND OTHER INTANGIBLE ASSETS. Impairment of goodwill and other intangible assets was approximately $2.3 million for the year ended December 31, 2007 as a result of our determination that the goodwill and intangible assets relating to the acquisition of the Teleknowledge billing activity had been impaired and to write off their carrying value. We did not record any impairment of goodwill and other intangible assets for the year ended December 31, 2006.

     FINANCIAL EXPENSES (INCOME), NET. Financial expenses (income), net consists primarily of gains on marketable securities, interest income on bank deposits, bank commissions, bank interest and foreign currency translation adjustments. Financial expenses for the year ended December 31, 2007 were $105,000, compared to financial expenses of $54,000 for the year ended December 31, 2006. The increase in our financial expenses for the year ended December 31, 2007 is primarily attributable to the decrease in our holdings of cash and cash equivalents and an increase in interest paid on a bank loan.

     CAPITAL LOSS ON SALE OF LONG-TERM INVESTMENT. We recorded a capital loss on sale of long-term investment of $63,000 for the year ended December 31, 2007 as a result of the sale of our 1% ownership interest in Online Media Solutions Ltd. for total proceeds of approximately $36,000. The transaction was consummated in December 2007. We did not record a capital loss on sale of long-term investment for the year ended December 31, 2006.

     TAXES ON INCOME (BENEFIT), NET. We recorded a tax benefit of $68,000 for the year ended December 31, 2007, compared to a tax on income of $118,000 for the year ended December 31, 2006. The tax benefit for the year ended December 31, 2007 is attributable to the recognition of a deferred tax asset related to carry forward tax losses of our subsidiary in Hong Kong and a decrease in a deferred tax liability in the United States. The tax on income for the year ended December 31, 2006 is primarily attributable to a tax reserve that we established in 2006 for possible tax liabilities relating to prior years.

     EQUITY IN EARNINGS (LOSSES) OF AFFILIATE. Prior to the sale of our 50% ownership interest in Jusan S.A., our Spanish affiliate, in November 2007, we recognized income and loss from the operations of Jusan S.A. For the year ended December 31, 2006, we recognized income of $159,000 from the operations of Jusan S.A. As a result of the sale of Jusan S.A. in November 2007, we recorded a loss of $197,000 from the operations of Jusan S.A for the year ended December 31,2007.

YEARS ENDED DECEMBER 31, 2006 AND 2005

     REVENUES FROM PRODUCTS AND SERVICES. Revenues decreased by 9.3% to $10.5 million for the year ended December 31, 2006 from $11.6 million for the year ended December 31, 2005. Revenues from our wholly-owned U.S. subsidiary, MTS IntegraTRAK, decreased by 11.4% to $5.4 million, or 51.1% of our total revenues, for the year ended December 31, 2006 from $6.0 million, or 52.3% of our total revenues, for the year ended December 31, 2005. The decrease in revenues in 2006 is primarily attributable to a longer sales cycle for our solutions during the year ended December 31, 2006 compared with the year ended December 31, 2005.

     COST OF REVENUES FROM PRODUCTS AND SERVICES. Cost of revenues decreased by 11.8% to $3.3 million for the year ended December 31, 2006 from $3.8 million for the year ended December 31, 2005. The decrease in cost of revenues is consistent with the decrease in revenues and principally a result of a reduction in the number of employees in professional services and technical support departments.

     SELLING AND MARKETING. Selling and marketing expenses decreased by 35.8% to $3.1 million for the year ended December 31, 2006 from $4.8 million for the year ended December 31, 2005. The decrease in selling and marketing expenses is primarily attributable to our reliance on establishing and maintaining partnerships with leading OEMs and vendors for various initiatives and a reduction in the number of our selling and marketing personnel.

     RESEARCH AND DEVELOPMENT, NET. Research and development, net expenses decreased by 17.3% to $3.6 million for the year ended December 31, 2006 (net of the grant from the Office of the Chief Scientist in the amount of $578,000) from $4.4 million for the year ended December 31, 2005 (net of the grant from the Office of the Chief Scientist in the amount of $130,000). The decrease in research and development, net expenses is primarily attributable to the reduction in the number of employees engaged in research and development and the increase in the participation of the Office of the Chief Scientist in 2006.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses decreased by 6.3% to $2.7 million for the year ended December 31, 2006 from $2.8 million for the year ended December 31, 2005. The decrease in general and administrative expenses is primarily attributable to the decrease in expenses associated with the integration of the activity of Teleknowledge Group Ltd., or Teleknowledge, that were incurred in the year ended December 31, 2005.

     IMPAIRMENT OF GOODWILL AND OTHER INTANGIBLE ASSETS. We did not record any impairment of goodwill and other intangible assets for the years ended December 31, 2006 and December 31, 2005.

     FINANCIAL EXPENSES (INCOME), NET. Financial expenses for the year ended December 31,2006 were $54,000 compared to financial income of $53,000 for the year ended December 31,2005. The decrease in our financial income for the year ended December 31, 2006 is primarily attributable to the decrease in our holdings of cash and cash equivalents, interest paid on a bank loan and decrease in gains on marketable securities.

     CAPITAL LOSS ON SALE OF LONG-TERM INVESTMENT. We did not record a capital loss on sale of long-term investment for the years ended December 31, 2006 and December 31, 2005.

     TAXES ON INCOME (BENEFIT), NET. We recorded tax on income of $118,000 for the year ended December 31, 2006, compared to tax on income of $10,000 for the year ended December 31, 2005. The increase in tax on income is primarily attributable to a tax reserve that we established in 2006 for possible tax liabilities relating to prior years.

     EQUITY IN EARNINGS (LOSSES) OF AFFILIATE. Prior to the sale of our 50% ownership interest in Jusan S.A., our Spanish affiliate, in November 2007, we recognized income and loss from the operations of Jusan S.A. For the years ended December 31, 2006 and 2005, we recognized income of $159,000 and $2,000, respectively, from the operations of Jusan S.A.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth certain unaudited quarterly financial information for each of the eight fiscal quarters ended December 31, 2007, in dollars and as a percentage of revenues. In management's opinion, this data has been prepared on a basis consistent with our audited consolidated financial statements included elsewhere in this annual report and include all necessary adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the unaudited information for the quarters presented. The operating results for any quarter are not necessarily indicative of results that we might achieve for any future periods.

                                                     For the Three Month Periods Ended
                                      --------------------------------------------------------------
                                          Mar.            Jun.             Sept.            Dec.
                                          31,              30,              30,              31,
                                         2006             2006             2006             2006
                                      -----------      -----------      -----------      -----------
Revenues                              $     2,814      $     2,704      $     2,652      $     2,314
Cost of revenues                              934              894              813              714
                                      -----------      -----------      -----------      -----------
Gross profit                                1,880            1,810            1,839            1,600
                                      -----------      -----------      -----------      -----------
Selling and marketing                         830              753              814              681
Research and development, net               1,060              898              915              760
General and administrative                    578              630              746              697
Impairment of goodwill and other
   intangibles assets                          --               --               --               --
Operating expenses                          2,468            2,281            2,475            2,138
                                      -----------      -----------      -----------      -----------
Operating loss                               (588)            (471)            (636)            (538)
Financial (expenses) income, net               37              (26)             (60)              (5)
Capital loss on sale of
   long-term investment                        --               --               --               --
                                      -----------      -----------      -----------      -----------
Loss before taxes on income                  (551)            (497)            (696)            (543)
Tax on income (benefit), net                    3               --               --              115
                                      -----------      -----------      -----------      -----------
Net loss before equity in
   earnings (losses) of affiliate            (554)            (497)            (696)            (658)
Equity in earnings (losses) of
affiliate                                      69               49               52              (11)
                                      -----------      -----------      -----------      -----------
Net loss                              $      (485)     $      (448)     $      (644)     $      (669)
                                      ===========      ===========      ===========      ===========
Basic and diluted net loss per
   share                              $     (0.08)     $     (0.08)     $     (0.11)     $     (0.12)
Weighted average number of
   ordinary shares used in
   computing basic net loss per
   share                                5,744,864        5,763,845        5,765,289        5,773,845
Weighted average number of
ordinary shares used in
computing diluted net loss per
share                                   5,744,864        5,763,845        5,765,289        5,773,845
Revenues                                    100.0%           100.0%           100.0%           100.0%
Cost of revenues                             33.2             33.1             30.7             30.9
                                      -----------      -----------      -----------      -----------
Gross profit                                 66.8             66.9             69.3             69.1
                                      -----------      -----------      -----------      -----------
Selling and marketing                        29.5             27.8             30.7             29.4
Research and development, net                37.7             33.2             34.5             32.8
General and administrative                   20.5             23.3             28.1             30.1
Impairment of goodwill and other
   intangible assets                            -                -                -                -
Operating expenses                           87.7             84.3             93.3             92.3
                                      -----------      -----------      -----------      -----------
Operating loss                              (20.9)           (17.4)           (24.0)           (23.2)
Financial (expenses) income, net              1.3             (1.0)            (2.3)            (0.2)
Capital loss on sale of
   long-term investment                         -                -                -                -
                                      -----------      -----------      -----------      -----------
Loss before taxes on income                 (19.6)           (18.4)           (26.3)           (23.4)
Taxes on income (benefit), net                0.1                -                -              5.0
                                      -----------      -----------      -----------      -----------
Net loss before equity in
   earnings (losses) of affiliate.          (19.7)           (18.4)           (26.3)           (28.4)
Equity in earnings (losses) of
   affiliate                                  2.5              1.8              2.0             (0.5)
                                      -----------      -----------      -----------      -----------
Net loss                                    (17.2)%          (16.6)%          (24.3)%          (28.9)
                                      ===========      ===========      ===========      ===========


                                                     For the Three Month Periods Ended
                                      --------------------------------------------------------------
                                        Mar. 31,         Jun. 30,        Sept. 30,         Dec. 31,
                                         2007              2007            2007              2007
                                      -----------      -----------      -----------      -----------
Revenues                              $     2,446      $     2,505      $     2,187      $     2,200
Cost of revenues                              628              753              790              565
                                      -----------      -----------      -----------      -----------
Gross profit                                1,818            1,752            1,397            1,635
                                      -----------      -----------      -----------      -----------
Selling and marketing                         836              803            1,011              831
Research and development, net                 886              562              645              547
General and administrative                    698              821            1,193              983
Impairment of goodwill and other
   intangibles assets                          --            2,312               --               --
Operating expenses                          2,420            4,498            2,849            2,361
                                      -----------      -----------      -----------      -----------
Operating loss                               (602)          (2,746)          (1,452)            (726)
Financial (expenses) income, net              (15)               2              (18)             (74)
Capital loss on sale of
   long-term investment                        --               --               --*             (63)
                                      -----------      -----------      -----------      -----------
Loss before taxes on income                  (617)          (2,744)          (1,470)            (863)
Tax on income (benefit), net                   --               --               --              (68)
                                      -----------      -----------      -----------      -----------
Net loss before equity in
   earnings (losses) of affiliate            (617)          (2,744)          (1,470)            (795)
Equity in earnings (losses) of
affiliate                                      32              (58)            (206)*             35
                                      -----------      -----------      -----------      -----------
Net loss                              $      (585)     $    (2,802)     $    (1,676)     $      (760)
                                      ===========      ===========      ===========      ===========
Basic and diluted net loss per
   share                              $     (0.10)     $     (0.49)     $     (0.29)     $     (0.13)
Weighted average number of
   ordinary shares used in
   computing basic net loss per
   share                                5,773,845        5,773,845        5,773,845        5,773,845
Weighted average number of
ordinary shares used in
computing diluted net loss per
share                                   5,773,845        5,773,845        5,773,845        5,773,845
Revenues                                    100.0%           100.0%           100.0%           100.0%
Cost of revenues                             25.7             30.1             36.1             25.7
                                      -----------      -----------      -----------      -----------
Gross profit                                 74.3             69.9             63.9             74.3
                                      -----------      -----------      -----------      -----------
Selling and marketing                        34.2             32.1             46.2             37.8
Research and development, net                36.2             22.4             43.2             24.9
General and administrative                   28.5             32.8             54.5             44.7
Impairment of goodwill and other
   intangible assets                            -             92.3                -                -
Operating expenses                           98.9            179.6            130.3            107.3
                                      -----------      -----------      -----------      -----------
Operating loss                              (24.6)          (109.6)           (66.4)           (33.0)
Financial (expenses) income, net             (0.6)             0.1             (0.8)            (3.4)
Capital loss on sale of
   long-term investment                         -                -                -*            (2.9)
                                      -----------      -----------      -----------      -----------
Loss before taxes on income                 (25.2)          (109.5)           (67.2)           (23.4)
Taxes on income (benefit), net                  -                -                -             (3.1)
                                      -----------      -----------      -----------      -----------
Net loss before equity in
   earnings (losses) of affiliate.          (25.2)          (109.5)           (67.2)           (36.1)
Equity in earnings (losses) of
   affiliate                                  1.3             (2.3)            (9.4)*            1.6
                                      -----------      -----------      -----------      -----------
Net loss                                    (23.9)          (111.8)           (76.6)           (34.5)
                                      ===========      ===========      ===========      ===========

----------

* Reclassified

SEASONALITY

     Our operating results are generally not characterized by a seasonal pattern except that our volume of sales in Europe is generally lower in the summer months.

Impact of Currency Fluctuation and of Inflation

     We report our financial results in dollars and receive payments in dollars for most of our sales, while a significant amount of our expenses, primarily salaries, are paid in NIS. Therefore, the dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, the dollar cost of our operations in Israel increase. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of the devaluation lags behind inflation in Israel.

     The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

                                                              Israeli inflation
                                          NIS devaluation       adjusted for
 Year ended        Israeli inflation      (appreciation)         devaluation
December 31,            rate %                rate %           (appreciation) %
------------            ------                ------           ----------------

    2003                (1.9)                 (7.6)                 5.7
    2004                 1.2                  (1.6)                 2.8
    2005                 2.4                   6.8                 (4.4)
    2006                (0.1)                 (8.2)                 8.1
    2007                 3.4                  (9.0)                12.4

     A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are linked to the dollar. This devaluation also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses. During 2007, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our NIS expenses. Such trend continued during the first three months of 2008 with further devaluation of the U.S. dollar compared to the NIS.

     Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

CONDITIONS IN ISRAEL

     We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. See Item 3D "Key Information - Risk Factors - Risks Relating to Our Location in Israel" for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

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

EFFECTIVE CORPORATE TAX RATE

     Israeli companies are generally subject to income tax on their taxable income. The applicable rate for 2007 was 29%, which was reduced to 27% in 2008 and will be further reduced to 26% in 2009 and 25% in 2010 and thereafter.

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

RECENTLY ISSUED ACCOUNTING STANDARDS

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

     In February 2007, the FASB issued SFAS No. 159, "THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES," or SFAS No. 159. SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The Standard's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. We are currently evaluating the impact of the adoption of SFAS No. 159.

     In June 2007, the FASB ratified Emerging Issues Task Force, or EITF, Issue No. 07-3, "ACCOUNTING FOR NON REFUNDABLE ADVANCE PAYMENTS FOR GOODS OR SERVICES RECEIVED FOR USE IN FUTURE RESEARCH AND DEVELOPMENT ACTIVITIES," or EITF 07-3. EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. EITF 07-3 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007 and will be adopted in the first quarter of fiscal year 2008. We are currently evaluating the impact of the pending adoption of EITF 07-3 on our consolidated financial statements.

     In December 2007, the FASB issued SFAS No. 141(R), "BUSINESS COMBINATIONS," or SFAS 141(R). SFAS 141(R) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for financial statements issued for fiscal years beginning after December 15, 2008. Accordingly, any business combinations we engage in will be recorded and disclosed following existing GAAP until January 1, 2009. We are currently evaluating the impact of the adoption of SFAS 141(R) on our future consolidated financial statements.

     In December 2007, the FASB issued SFAS No. 160, "NONCONTROLLING INTEREST IN CONSOLIDATED FINANCIAL STATEMENTS," or SFAS 160. SFAS 160 re-characterizes minority interests in consolidated subsidiaries as non-controlling interests and requires the classification of minority interests as a component of equity. Under SFAS 160, a change in control will be measured at fair value, with any gain or loss recognized in earnings. The effective date for SFAS 160 is for annual periods beginning on or after December 15, 2008. Early adoption and retroactive application of SFAS 160 to fiscal years preceding the effective date are not permitted. We are currently evaluating the impact of the adoption of SFAS 160 on our future consolidated financial statements.

B.   LIQUIDITY AND CAPITAL RESOURCES

     On December 31, 2007, we had $1.4 million in cash and cash equivalents, $169,000 in marketable securities and a working capital deficit of $2.0 million, compared to $1.5 million in cash and cash equivalents, $100,000 in short-term bank deposits, $159,000 in marketable securities and working capital of $186,000 on December 31, 2006. The decrease in working capital at December 31, 2007 was primarily attributable to the decrease in trade receivables and to the increase in accrued expenses and other liabilities.

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

     To improve our cash position and working capital, in November 2007, we sold our 50% ownership interest in Jusan S.A. in consideration of 700,000 Euros (approximately $1.0 million) plus the payment of 25% of the net income of Jusan S.A. during the period commencing upon completion of the sale and ending June 30, 2008. We recorded an equity loss of $197,000 as a result of the transaction.

     On February 4, 2008, we completed the sale of our ownership interest in cVidya Networks Inc. and received total proceeds of approximately $603,000 for the sale. We will record a capital gain of approximately $382,000 as a result of the transaction in the first quarter of 2008.

     On February 11, 2008, we raised $750,000 in a private issuance of 750,000 ordinary shares to an investor.

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

     We are not in compliance with certain financial covenants and may not be able to obtain or maintain compliance with those financial covenants in the future

CASH FLOWS

     The following table summarizes our cash flows for the periods presented:

                                                      Year ended December 31,
                                                      -----------------------
                                                         2006        2007
                                                         ----        ----
                                                         ($ in thousands)

Net cash used in operating activities                   (1,609)       (615)
Net cash provided by (used in) investing activities     (1,206)        976
Net cash provided by (used in) financing activities      1,098        (398)
Net decrease in cash and cash equivalents               (1,717)        (37)
Cash and cash equivalents at beginning of period         3,191       1,474
Cash and cash equivalents at end of period               1,474       1,437

     Net cash used in operating activities was approximately $615,000 for the year ended December 31, 2007. The use of our funds in 2007 was primarily attributable to our continuing investment in product development. Net cash used in operating activities was approximately $1.6 million for the year ended December 31, 2006. The use of our funds in 2006 was primarily attributable to our continuing investment in product development. The decrease in the use of our funds in the 2007 period is primarily attributable to our cash management efforts and our on-going monitoring and reduction of expenses in order to achieve sustainable growth.

     Net cash provided by investing activities was approximately $976,000 for the year ended December 31, 2007, primarily attributable to the proceeds from the sale of Jusan S.A. Net cash used in investing activities was approximately $1.2 million for the year ended December 31, 2006, primarily attributable to the acquisition of certain assets and liabilities of TelSoft in July 2006.

     Net cash used in financing activities was approximately $398,000 for the year ended December 31, 2007, compared to approximately $1.1 million provided by financing activities for the year ended December 21, 2006. Of the cash used in financing activities in 2007, approximately $417,000 was attributable to the repayment of a long-term loan received from Bank Hapoalim to finance the acquisition of Telsoft. Of the cash provided by financing activities in 2006, approximately $1.0 million was attributable to the loan we obtained from Bank Hapoalim and $100,000 was attributable to proceeds from exercise of stock options.

     On July 27, 2006, we obtained a $1.0 million loan from Bank Hapoalim in order to facilitate the funding of the TelSoft acquisition. The loan principal is payable in 12 equal monthly installments commencing August 31, 2007 and bears annual interest at the monthly London Inter Bank Offered Rate (LIBOR) plus 2%, payable on a monthly basis commencing August 31, 2006. Under the terms of the loan, we are required to maintain (i) shareholders' equity of not less than $5 million and 40% of our total assets; (ii) operating profit over two consecutive quarters as of the second quarter of 2007; and (iii) cash and cash equivalents of not less than $1 million. As a security interest for the repayment of the loan, we agreed to grant Bank Hapoalim a floating-charge over all of our company's assets, a fixed charge over our company's share capital, goodwill and rights to an exemption from taxation or reduced tax, and a fixed charge over all of the securities, documents and notes in the possession of Bank Hapoalim. We are not in compliance with such covenants. As of December 31, 2007, we had repaid five monthly installments including interest in an aggregate amount of $417,000.

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

C.   RESEARCH AND DEVELOPMENT

     Our product development plans are market-driven and address the major, fast-moving trends that are influencing the telecommunications industry. We intend to expand upon our existing family of TEM solutions by adding new features and functions to address evolving market needs. We work closely with our customers and prospective customers to determine their requirements and design enhancements and new releases to meet their needs. Research and development activities take place in our facilities in Israel. We employed 29 persons in research and development as of December 31, 2007, as compared to 37 persons in research and development as of December 31, 2006.

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

     We have committed substantial financial resources to research and development for our TEM and billing solution activities. During 2005, 2006 and 2007, our net research and development expenditures were $4.4 million, $3.6 million and $2.6 million, respectively. In the past, we received funding from the Israeli Ministry of Industry, Trade and Labor's Office of the Chief Scientist for selected research and development projects, but we stopped seeking funding for a number of years. In late 2005 and early 2006 and 2007, we applied to the Office of the Chief Scientist for new grants for our research and development projects and we have subsequently received approval for such applications.

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

     We have expensed royalties relating to the repayment of the Office of the Chief Scientist grants in the amounts of $198,000, $187,000 and $178,000 for the years ended December 31, 2005, 2006 and 2007, respectively.

     As of December 31, 2007, we had a contingent obligation to pay royalties to the Office of the Chief Scientist in the amount of approximately $9.8 million (including a contingent obligation of approximately $1.8 million relating to royalties from revenues derived from products that we acquired from Teleknowledge that were funded by the Office of the Chief Scientist). The $4.4 million of grants received after January 1999 is subject to interest at a rate equal to the 12 month LIBOR rate.

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

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2007 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations                      Payments due by period
---------------------------     --------------------------------------------------
                                         Less than                        More than
                                Total      1 year   1-3 years  3-5 years   5 years
                                ------     ------     ------     ------     ------
                                           (U.S. dollars in thousands)
Operating lease obligations     $  932     $  455     $  477     $    -     $    -
Accrued severance pay*           1,157          -          -          -      1,157
                                ------     ------     ------     ------     ------
Total                           $2,089     $  455     $  477     $    -     $1,157

----------

* See Item 6D. "Directors, Senior Management and Employees - Employees."

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

     Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

NAME                                  AGE   POSITION WITH THE COMPANY
----                                  ---   -------------------------

Chaim Mer                             60    Chairman of the Board

Eytan Bar                             42    Chief Executive Officer

Lior Salanksy                         43    President and Director

Alon Mualem                           40    Corporate Chief Financial Officer

Isaac Ben-Bassat                      54    Director

Eytan Barak(1)                        63    Outside Director

Dr. Orna Berry (1)                    58    Outside Director

Steven J. Glusband                    61    Director

Yaacov Goldman (1)                    53    Director

----------

(1) Member of our Audit Committee

     Messrs. Mer, Ben-Bassat, Glusband, Goldman and Salansky will serve as directors until our 2008 Annual General Meeting of Shareholders. Mr. Barak and Dr. Berry will serve as outside directors pursuant to the provisions of the Israeli Companies Law for a three-year term until our 2010 annual general meeting of shareholders and January 28, 2011 respectively, following which the service of and the service of Mr. Barrak as an outside director may be renewed for only one additional three-year term and the service of Dr. Berry as an outside director may not be extended.

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

     EYTAN BAR has served as our Chief Executive Officer since December 2003 and served as our President from December 2003 to February 2008. Prior to joining our company and from 2001, Mr. Bar served as General Manager of the CEM product division of NICE Systems Ltd. From 2000 through 2001, Mr. Bar served as Vice President of Professional Services at NICE Systems Inc. From 1993 through 1999, Mr. Bar served as General Manager of STS Software Systems Ltd., a company that developed a unique VoIP technology for recording solutions.

     LIOR SALANKSY has served as our President since February 2008 and was elected as a director by our Board of Directors on April 2, 2008. In 1991, Mr. Salansky founded MIND C.T.I. Ltd., global provider of real-time, product-based mediation, billing and customer care solutions for voice, data, video and content services, where he served until February 2000 in a number of positions, including Co-Chief Executive Officer, Vice President of Business Development and R&D Manager and also served as a director from its inception until 2004. Mr. Salansky holds a B.Sc. in Computer Science from the Technion, Israel Institute of Technology and an M.B.A. from Tel Aviv University.

     ALON MUALEM has served as our Chief Financial Officer since September 2007. Prior to joining our company and from June 2005, Mr. Mualem held the responsibilities of chief financial officer at Xfone, Inc. (AMEX and TASE: XFN), an international communications services company and its subsidiary, Xfone 018 Ltd. Prior to that Mr. Mualem served as chief financial officer of CheckM8, Ltd., a high-tech Internet advertising firm located in Israel. From 1998 to 2004, Mr. Mualem served as the corporate controller of RADVISION Ltd. (NASDAQ:
RVSN) and from 1996 to 1998, Mr. Mualem served as a deputy controller of RAD Data Communication Ltd. From 1992 to 1996, Mr. Mualem served as a certified public accountant at Somekh Chaikin, a member firm of KPMG International. Mr. Mualem holds a B.A. degree in Economics and Accounting from Tel Aviv University and is Certified Public Accountant (Israel).

     ISAAC BEN-BASSAT has served as a director since our inception in December 1995. Mr. Ben-Bassat has been Executive Vice President and a director of C. Mer Industries Ltd. since 1988. Mr. Ben-Bassat holds a B.Sc. degree in Civil Engineering from the Technion - Israel Institute for Technology.

     EYTAN BARAK has served as an outside director since August 2007 and is a member of our audit committee. Mr. Barak is joint owner and chief executive officer of Dovrat - Barak, Investments in Advanced Technologies Ltd., a company which provides financial resources and management assistance to start-up companies. Mr Barak also serves as a member of the board of directors, audit committee and investment committee of various Israeli companies, including ICTS International N.V. traded on the OTC Bulletin Board (OTCBB: ICTS). From 1973 to 1997, Mr. Barak was with the Israel Corporation Ltd., initially serving as its corporate controller and thereafter as its chief financial officer, and also served as chairman or member of the board of directors of some of its subsidiaries. From 1967 until 1973, Mr. Barak was associated with Kesselman & Kesselman, the Israeli member firm of PricewaterhouseCoopers International Limited. Mr. Barak is a Certified Public Accountant (Israel) since 1971 and holds a B.A. degree in accounting from Tel Aviv University.

     DR. ORNA BERRY has served as an outside director since January 2005 and is a member of our audit committee. Dr. Berry is a Venture Partner in Gemini Israel Funds Ltd. and since 2000 has served as Chairperson of Lambda Crossing, Ltd. and Riverhead Networks, Inc., which was sold to Cisco in March 2004. Dr. Berry served as the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel from 1997 to 2000 and Co-President of Ornet Data Communications Technologies Ltd., a provider of high-speed switches, which was acquired by Siemens AG, from 1993 to 1997. From 1992 to 1993, Dr. Berry served as a consultant to Intel Communications Division and Elbit Systems, Ltd. Dr. Berry holds a B.A. degree in statistics and mathematics from Haifa University, M.A. degree in statistics and mathematics from Tel Aviv University and Ph.D. in computer science from the University of Southern California.

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

B.   COMPENSATION

     The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2007.

                                        Salaries, fees,        Pension,
                                          commissions        retirement and
                                          and bonuses       similar benefits
                                          -----------       ----------------
All directors and executive officers
as a group (11 persons*)                   $589,086            $75,922

----------

     * Inlcudes our former chief executive officer, Shlomi Hagai, who ceased to serve in such capacity in September 2007 and two former directors who ceased to serve in such capacity in June 2007.

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

     During the year ended December 31, 2007, we paid to our directors an annual fee of approximately $8,400 (three of our directors who served in such capacity for six months during 2007 received approximately $4,200) and a per meeting attendance fee of $300, other than to Mr. Chaim Mer, the Chairman of our Board of Directors and Mr. Yaacov Goldman, an independent director and our financial expert. During the year ended December 31, 2007, we paid Mr. Yaacov Goldman an annual fee of approximately $16,800 and a per meeting attendance fee of $400.

     As of December 31, 2007, our directors and executive officers as a group, consisting of 11 persons, held options to purchase an aggregate 330,500 ordinary shares, having exercise prices ranging from $1.23 to $3.87. The options vest over a four-year period. Of such options, options to purchase 320,500 ordinary shares were granted under our 2003 Israeli Share Option Plan (of which, options to purchase 252,500 ordinary shares will expire in December 2008, options to purchase 5,000 ordinary shares will expire in May 2010, options to purchase 30,000 ordinary shares will expire in September 2010, options to purchase 3,000 ordinary shares will expire on March 2011 and options to purchase 30,000 ordinary shares will expire on September 2012) and options to purchase 10,000 ordinary shares were granted under our 1996 Stock Option Plan (all of which will expire in December 2008). See Item 6.E., "Directors, Senior Management and Employees - Share Ownership - Stock Option Plans."

C.   BOARD PRACTICES

ELECTION OF DIRECTORS

     Our Articles of Association provide for a Board of Directors consisting of up to ten members or such other number as may be determined from time to time at a general meeting of shareholders. Our Board of Directors is currently composed of seven directors.

     Pursuant to our articles of association, all of our directors (except the outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected. The Board of Directors, may, at any time from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office. All of our current directors (except our outside directors) were elected by our shareholders at our annual general meeting of shareholders held in August 2007, other than Mr. Lior Salansky who was elected as a director by our Board of Directors on April 2, 2008.

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

     Our Board of Directors has determined that Mr. Eytan Barak and Dr. Orna Berry both qualify as independent directors under the rules of the Securities and Exchange Commission and NASDAQ and as outside directors under the requirements of the Israeli Companies Law. Our Board of Directors has further determined that Messrs. Steven Glusband and Yaacov Goldman qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ.

AUDIT COMMITTEE

     Our audit committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company and proposing to the board of directors ways to correct such defects, and such other duties as may be directed by our board of directors.

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

     Our audit committee consists of three members of our Board of Directors who satisfy the respective "independence" requirements of the Securities and Exchange Commission, NASDAQ and Israeli Law for audit committee members. Our audit committee is currently composed of Mr. Eytan Barak, Dr. Orna Berry and Mr.Yaacov Goldman. Our Board of Directors has determined that Mr. Goldman qualifies as a financial expert. The audit committee meets at least once each quarter.

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

APPROVAL OF RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

FIDUCIARY DUTIES OF OFFICE HOLDERS

     The Israeli Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An "office holder" is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder's position in the company and any other position he holds or his personal affairs, (ii) avoiding any competition with the company's business, (iii) avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and (iv) disclosing to the company any information or documents relating to the company's affairs that the office holder has received due to his position as an office holder.

DISCLOSURE OF PERSONAL INTERESTS OF AN OFFICE HOLDER

     The Israeli Companies Law requires that an office holder promptly, and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their position, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company's profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

APPROVAL OF TRANSACTIONS WITH OFFICE HOLDERS

     Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval by the board of directors, and exculpation, insurance and indemnification of, or an undertaking to, indemnify an office holder who is not a director requires both board of directors and audit committee approval. The compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

     Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company's articles of association, however, a transaction that is adverse to the company's interest may not be approved. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholder approval may be required. A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee may not be present during the board of directors or audit committee discussions and may not vote on the transaction, unless the transaction is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board of directors or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

DISCLOSURE OF PERSONAL INTERESTS OF A CONTROLLING SHAREHOLDER; APPROVAL OF TRANSACTIONS WITH CONTROLLING SHAREHOLDERS

     The disclosure requirements which apply to an office holder also apply to such transaction with respect to his or her personal interest in the transaction. The Israeli Companies Law provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for such a transaction must include at least one-third of the shareholders who have no personal interest in the transaction who voted on the matter (not including abstentions). The transaction can be approved by shareholders without this one-third approval if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

     Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval. In addition, under such regulations, directors' compensation and employment arrangements in a public company do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company. Also, employment and compensation arrangements for an office holder that is a controlling shareholder of a public company do not require shareholder approval if certain criteria are met. The foregoing exemptions from shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company's voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders' approval as detailed above.

     In addition, a private placement of securities that will (i) cause a person to become a controlling shareholder or (ii) increase the relative holdings of a shareholder that holds 5% or more of the company's outstanding share capital, or
(iii) will cause any person to become, as a result of the issuance, a holder of more than 5% of the company's outstanding share capital in a private placement in which 20% or more of the company's outstanding share capital prior to the placement are offered, the payment for which (in whole or in part) is not in cash or not under market terms, requires approval by the board of directors and the shareholders of the company.

     The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than a 45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company. These requirements do not apply if, in general, the acquisition was made in a private placement that received shareholder approval, (i) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, if there is not already a 25% or greater shareholder of the company, or
(ii) was from a shareholder holding a 45% interest in the company which resulted in the acquirer becoming a holder of a 45% interest in the company if there is not already a 45% or greater shareholder of the company.

     If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a public company's outstanding shares or a class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares or a class of shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

     Israeli law provides that a company's articles of association may permit the company to (a) indemnify an office holder retroactively, following a determination to this effect made by the company after the occurrence of the event in respect of which the office holder will be indemnified; and (b) undertake in advance to indemnify an office holder, except that with respect to a monetary liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of occurrences, which, in the opinion of the company's board of directors, are, at the time of the undertaking, foreseeable due to the company's activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances.

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

D.   EMPLOYEES

     On December 31, 2007, we and our consolidated subsidiaries employed 75 persons, of which 28 persons were employed in research and development, 18 in training and technical support, 12 in sales and marketing and 17 in operations and administration. As of December 31, 2007, 41 of our employees were located in Israel, 20 of our employees were located in the United States, 4 of our employees were located in Hong Kong and 10 of our employees were located in Brazil.

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

     Cost of living adjustment of employees' wages are determined on a nationwide basis and are legally binding, if and when applied. Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is similar to the United States Social Security Administration. In 2007, payments to the National Insurance Institute amounted to approximately 15.2% of wages, of which approximately two-thirds was contributed by employees with the balance contributed by the employer.

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

E.   SHARE OWNERSHIP

     The following table sets forth certain information as of April 7, 2008 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers.

                                              Percentage of
                      Number of Ordinary       Outstanding
                      Shares Beneficially       Ordinary
Name                        Owned(1)            Shares(2)
----                        --------            ---------

Chaim Mer                2,023,954 (3)            31.0%
Eytan Bar                  318,809 (4)             4.7%
Lior Salansky            1,052,484 (5)            16.1%
Alon Mualem                     --                  --
Isaac Ben-Bassat           689,214 (6)            10.6%
Eytan Barak                     --                  --
Dr. Orna Berry                  --                  --
Steven J. Glusband          11,000 (7)               *
Yaacov Goldman                  --                  --

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

(2) The percentages shown are based on 6,523,845 ordinary shares (excluding 10,800 ordinary shares held as treasury stock) issued and outstanding as of April 7, 2008.

(3) Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the holders of 308,867 ordinary shares, and are the beneficial owners of 1,703,453 ordinary shares through their controlling interest in Mer Ofekim Ltd., 11,539 ordinary shares through their controlling interest in Mer Services Ltd. and 95 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(4) Includes 250,000 ordinary shares subject to currently exercisable stock options that have an exercise price of $1.84 per share and expire on December 2008; 10,000 ordinary shares subject to currently exercisable stock options that have an exercise price of $3.87 per share and expire on September 2010; and 5,600 ordinary shares subject to currently exercisable warrants that have an exercise price of $4.00 per share and expire on August 10, 2009.

(5) Based upon a Schedule 13D filed with the Securities and Exchange Commission on February 21, 2008 and other information available to the company. Includes 10,424 ordinary shares subject to currently exercisable warrants that have an exercise price of $4.00 per share and expire on August 10, 2009.

(6) Includes 630,045 ordinary shares held by Ron Dan Investments Ltd., a corporation controlled by Mr. Ben-Bassat.

(7) Includes 10,000 ordinary shares subject to currently exercisable stock options that have an exercise price of $2.90 per share and expire on December 2008.

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

     The 1996 Plan provides that it is administered by the Board of Directors or an Option Committee which may be appointed by the Board of Director. The exercise price of options granted under the 1996 Plan may not be less than 100% of the fair market value of our ordinary shares on the date of the grant of incentive stock options and 75% in the case of options not designated as incentive stock options. Fair market value is the mean between the highest and lowest quoted selling prices on the date of grant of our shares traded on NASDAQ or a stock exchange on which such shares are principally traded.

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

     During 2007, no options were granted under the 1996 Plan and no options were exercised into ordinary shares. At December 31, 2007, options to purchase 62,100 ordinary shares were outstanding under the 1996 Plan, exercisable at an average exercise price of $3.44 per share.

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

     During 2007, no options were granted under the 1996 102 Plan and no options were exercised into ordinary shares. At December 31, 2007, no options were outstanding under the 1996 102 Plan.

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

     The 2003 Plan is administered by the Board of Directors or a committee of the Board of Directors, if appointed, which has the authority, subject to applicable law, to determine, the persons to whom options will be granted, the terms and conditions of the respective options, including the time and the extent to which the options may be exercised, may designate the type of options, make an election as to the type of Approved 102 Option. The exercise price of options granted under the 2003 Plan will be based on the fair market value of our ordinary shares and is determined by the Board of Directors or the committee at the time of the grant.

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

     During 2007, options to purchase an aggregate of 90,000 ordinary shares were granted under the 2003 Plan at an average exercise price of $1.23 per share, and no options were exercised. At December 31, 2007, options to purchase 594,500 ordinary shares were outstanding under the 2003 Plan, exercisable at an average exercise price of $2.36 per share.

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

     Options granted under the 2006 Plan are nontransferable, other than by will or the laws of descent and distribution, and may be exercised during the grantee's lifetime only by the grantee. However, if the instrument evidencing the grant of an option other than an incentive stock option so provides, the grantee may transfer his or her rights with respect to such option or any portion thereof, without consideration, to any "family member," as such term is defined in the 2006 Plan.

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

     During 2007, options to purchase an aggregate of 20,000 ordinary shares were granted under the 2006 Plan at an average exercise price of $1.23 per share, and no options were exercised. At December 31, 2007, options to purchase 20,000 ordinary shares were outstanding under the 2006 Plan, exercisable at an average exercise price of $1.23 per share.

WARRANTS

     On August 3, 2005, we issued a warrant to purchase 37,000 ordinary shares to Mr. Avraham Ziv in connection with financial services that he provided to our company. The warrant has an exercise price of $4.00 per share, subject to anti-dilution adjustments, and is exercisable from February 3, 2006 until August 3, 2009. Mr. Ziv provided financial services to us from to time during the last five years.

     In connection with our August 2005 private placement to institutional and private investors, we issued to the investors warrants to purchase an aggregate 375,000 ordinary shares at an exercise price of $4.00 per share (subject to anti-dilution adjustments), exercisable from February 10, 2006 until August 10, 2009.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     The following table sets forth certain information as of April 7, 2008 regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

                                     Number of                 Percentage of
                                   Ordinary Shares              Outstanding
Name                             Beneficially Owned(1)       Ordinary Shares(2)
----                             ---------------------       ------------------

Chaim Mer and Dora Mer               2,023,954 (3)               31.0%
Lior Salanksy                        1,052,484 (4)               16.1%
Roni Ben David                         764,963 (5)               11.7%
Isaac Ben-Bassat                       689,214 (6)               10.6%

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

(2) The percentages shown are based on 6,523,845 ordinary shares (excluding 10,800 ordinary shares held as treasury stock) issued and outstanding as of April 7, 2008.

(3) Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the holders of 159,971 ordinary shares, and are the beneficial owners of 1,703,453 ordinary shares through their controlling interest in Mer Ofekim Ltd., 11,539 ordinary shares through their controlling interest in Mer Services Ltd. and 95 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(4) Based upon a Schedule 13D filed with the Securities and Exchange Commission on February 21, 2008 and other information available to the company. Inlcudes 10,424 ordinary shares subject to currently exercisable warrants that have an exercise price of $4.00 per share and expire on August 10, 2009.


(5)  Based solely upon, and qualified in its entirety with reference to, a
     Schedule 13G filed with the Securities and Exchange Commission on February 6, 2008.

(6) Includes 630,045 ordinary shares held by Ron Dan Investments Ltd., a corporation controlled by Mr. Ben-Bassat.

SIGNIFICANT CHANGES IN THE OWNERSHIP OF MAJOR SHAREHOLDERS

     On February 11, 2008, we issued in a private placement 750,000 ordinary shares to Mr. Lior Salanksy at a price per share of $1.0 and for a total consideration of $750,000. On February 21, 2008, Mr. Lior Salanksy filed a
Schedule 13D with the Securities and Exchange Commission reflecting ownership of 1,042,060, or 15.97%, of our ordinary shares

MAJOR SHAREHOLDERS VOTING RIGHTS

     Our major shareholders do not have different voting rights

RECORD HOLDERS

     Based on a review of the information provided to us by our transfer agent, as of April 2, 2008, there were 37 holders of record of our ordinary shares, of which six record holders holding approximately 41.80% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 41.78% of our outstanding ordinary shares as of such date).

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

     On August 10, 2005, we entered into definitive agreements with institutional and private investors, including our Chief Executive Officer, Mr. Eytan Bar, for a private placement of ordinary shares and warrants to purchase ordinary shares that raised $2.8 million. Pursuant to the agreements, the investors, other than our Chief Executive Officer, Mr. Eytan Bar, paid $3.00 per share for the aggregate 937,500 ordinary shares issued in the private placement. Mr. Bar purchased 14,000 shares at $3.88 per share, the closing price of our ordinary shares on the day prior to the closing of the private placement. The private placement also involved the acquisition by the investors of warrants to purchase an aggregate 375,000 additional ordinary shares at an exercise price of $4.00 per share (subject to anti-dilution adjustments), exercisable from February 10, 2006 until August 10, 2009. Each investor, including Mr. Eytan Bar, received warrants to purchase two ordinary shares for each five ordinary shares purchased. Mr. Lior Salansky, a principal shareholder and our President since February 2008, also participated in the private placement.

     Mr. Chaim Mer, a major shareholder and the Chairman of our Board of Directors, devotes approximately 20% of his time to the management of our company in consideration of which we pay him a monthly salary of $7,000 per month (as approved by our Audit Committee and Board of Directors on November 8, 1999). Mr. Isaac Ben-Bassat, a major shareholder and a director, receives an annual fee of approximately $8,400 and a per meeting attendance fee of $300 in connection with his service as a director of our company. See Item. 6B. "Directors and Senior Management - Compensation." Mr. Lior Salansky, a major shareholder and our President, devotes approximately 60% of his time to the management of our company in consideration of which we pay him a monthly salary of approximately $9,900 per month plus social benefits (as approved by our Board of Directors on January 24, 2008).

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

LEGAL PROCEEDINGS

     On April 18, 2005, Amdocs (Israel) Ltd. and Amdocs Ltd. filed a complaint in the Tel Aviv District Court naming our company, our chief executive officer and others as defendants (Civil File No. 32419-05/05). The complaint alleges, among other things, that professional and commercial information belonging to the plaintiffs was transferred to the defendants for use in our company's activity. The plaintiffs are seeking an injunction prohibiting the defendants from making any use of the information and trade secrets that were allegedly transferred, and mandatory injunctions requiring the return of any such information and the payment of estimated damages of NIS 14,775,000 (approximately $3.5 million). On June 27, 2005, we and the other defendants filed a statement of defense, claiming that the factual and legal allegations made by the plaintiffs have no basis and the causes of action and relief requested are without merit. On March 22, 2007, the complaint was dismissed without prejudice by mutual agreement and following a settlement between all parties to the complaint and with no payment by any of the litigants.

     In April 2000, the tax authorities in Israel issued to us a demand for a tax payment in the amount of approximately NIS 6.0 million (approximately $1.6 million) for the 1997-1999 period. We have appealed to the Israeli district court in respect of this tax demand. We believe that certain defenses can be raised against the demand of the tax authorities. We have made a provision in our financial statements for this tax demand for the amount deemed probable, based on the current evidence, which we believe is adequate.

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

     On February 21, 2007, one of our suppliers filed a complaint in the Kfar-Saba Magistrate Court against us, under which he seeks the payment of NIS 179,000 (approximately $47,000) for electronic components that were ordered by us for a third party, which is the customer referred to in the foregoing paragraph. On March 13, 2007, we filed a statement of defense. We have made a provision in our financial statements for the claimed amount. Due to the preliminary stage of this litigation, we and our legal advisors cannot currently assess the outcome or possible adverse effect on our financial position or results of operations.

     On July 24, 2006, a claim was filed in the Tel-Aviv Magistrate Court against our company and Tim Computers and Systems Ltd, or TIM, for an order of inspection and monetary relief in the total amount of NIS 313,000 ($81,000), of which NIS 113,000 ($29,000) is demanded from our company and NIS 200,000 ($52,000) is demanded from TIM. The plaintiff is a former minority shareholder of a company in which we were the major shareholder. The claim relates to the rights to proceeds received under a software development project in which TIM and our company participated and in which the plaintiff was involved. A preliminary hearing was held on Jan. 15, 2007. Due to the preliminary stage of this litigation, we and our legal advisors cannot currently assess the outcome or possible adverse effect on our financial position or results of operations.

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

     During August 2007, our Brazilian subsidiary, TABS Brazil Ltda., was ordered by the Labor Law Court in Brazil to pay approximately 180,000 Brazilian Reais (approximately $101,000) to one of its former employees. TABS Brazil Ltda. has filed an appeal against the Labor Law Court ruling. We recorded a provision in our financial statements for the amount deemed probable.

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

B.   SIGNIFICANT CHANGES

     Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2007.

ITEM 9. THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

ANNUAL STOCK INFORMATION

     The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

YEAR            HIGH         LOW
----            ----         ---

2007            $3.26       $0.02
2006            $3.50       $1.50
2005            $4.23       $3.01
2004            $4.00       $1.90
2003            $3.56       $0.87

QUARTERLY STOCK INFORMATION

     The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

                     HIGH         LOW
                     ----         ---

2006
First Quarter        $3.50       $2.94
Second Quarter       $3.34       $2.32
Third Quarter        $2.85       $2.01
Fourth Quarter       $2.49       $1.50

2007
First Quarter        $1.92       $1.53
Second Quarter       $1.65       $1.35
Third Quarter        $3.26       $0.75
Fourth Quarter       $1.65       $0.02

2008
First Quarter        $1.55       $0.75


MONTHLY STOCK INFORMATION

     The following table sets forth, for each of the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

MONTH               HIGH      LOW
-----               ----      ---

October 2007        $1.65    $1.10
November 2007       $1.65    $1.10
December 2007       $1.17    $0.02
January 2008        $1.09    $0.75
February 2008       $1.14    $0.90
March 2008          $1.55    $1.04

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

C.   MATERIAL CONTRACTS

     On August 10, 2005, we entered into definitive agreements with institutional and private investors, including our Chief Executive Officer, Mr. Eytan Bar, for a private placement of ordinary shares and warrants to purchase ordinary shares that raised $2.8 million. Mr. Lior Salansky, a principal shareholder and our President since February 2008, also participated in the private placement. Pursuant to the agreements, the investors, other than Mr. Bar, paid $3.00 per share for the aggregate 923,500 ordinary shares issued in the private placement. Mr. Bar purchased 14,000 shares at $3.88 per share, the closing price of our ordinary shares on the day prior to the closing of the private placement. The private placement also involved the acquisition by the investors of warrants to purchase an aggregate 375,000 additional ordinary shares at an exercise price of $4.00 per share (subject to anti-dilution adjustments), exercisable from February 10, 2006 until August 10, 2009. Each investor, including Mr. Eytan Bar, received warrants to purchase two ordinary shares for each five ordinary shares purchased. To date, no warrants have been exercised.

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

GENERAL CORPORATE TAX STRUCTURE

     Israeli companies are generally subject to income tax on their taxable income. The applicable rate for 2007 is 29%, which was reduced to 27% in 2008 and will be further reduced to 26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company, which derives income from an approved enterprise (as further discussed below), may be considerably less.

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

     In the past, we received funding from the Office of the Chief Scientist for selected research and development projects, but we stopped seeking funding for a number of years. In 2005, 2006 and 2007, we received the approval of the Office of the Chief Scientist for new research and development grants in the aggregate amount of $130,000, $578,000 and $469,000, respectively. See Item 5C. "Operating and Financial Review and Prospects - Research and Development, Patents and Licenses" for additional details on the grants that we have received and our contingent liability to the Office of the Chief Scientist.

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

     On February 26, 2008, the Israeli Parliament (the Knesset) enacted the Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Effective Period), 2008, which we refer to as the Inflationary Adjustments Amendment. In accordance with the Inflationary Adjustments Amendment, the effective period of the Inflationary Adjustments Law will cease at the end of the 2007 tax year and as of the 2008 tax year the provisions of the law shall no longer apply, other than the transitional provisions intended at preventing distortions in the tax calculations. In accordance with the Inflationary Adjustments Amendment, commencing the 2008 tax year, income for tax purposes will no longer be adjusted to a real (net of inflation) measurement basis. Furthermore, the depreciation of inflation immune assets and carried forward tax losses will no longer be linked to the Israeli consumer price index.

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

     For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our relatively substantial cash position at the time, we believe that we were a PFIC in certain periods in the past under a literal application of the asset test described above, which looks solely to the market value of our assets. We do not believe that we were a PFIC in 2007.

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

     If we become a PFIC and cease to be a PFIC in a future year, a U.S. Holder may avoid the continued application of the tax treatment described above by electing to be treated as if it sold its ordinary shares on the last day of the last taxable year in which we were a PFIC. Any gain would be recognized and subject to tax under the rules described above. Loss would not be recognized. A U.S. Holder's basis in its ordinary shares would be increased by the amount of gain, if any, recognized on the sale. A U.S. Holder would be required to treat its holding period for its ordinary shares as beginning on the day following the last day of the last taxable year in which we were a PFIC.

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

INTEREST RATE RISK

     Our exposure to market risk for changes in interest rates relates primarily to our long term loan. Our long term loan is held in dollars and bears annual interest of the London Inter Bank Offered Rate (LIBOR) + 2%. For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our long term loan. The potential annual increase in expenses that would result from a hypothetical change of 10% in the LIBOR rate would be approximately $30,000.

FOREIGN CURRENCY EXCHANGE RISK

     We have operations in several countries in connection with the sale of our products. A substantial portion of our sales and expenditures are denominated in dollars. We have mitigated, and expect to continue to mitigate, a portion of our foreign currency exposure through salaries, marketing and support operations in which all costs are local currency based. As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the Euro and NIS). A hypothetical 10% movement in foreign currency rates (primarily the Euro and NIS) against the dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in expected 2008 sales revenues of approximately $380,000.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     Not applicable.

ITEM 15T. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

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

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

     o Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

     o Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

     o Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the company's assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2007, our internal control over financial reporting is effective.

     This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial report. Management's report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

     There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

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

                      Year Ended December 31,
                        ------------------
Services Rendered       2006          2007
-----------------       ----          ----

Audit (1)             $ 83,173      $ 93,000
Audit-related(2)         8,601        15,000
Tax (3)                 20,528         7,000
Total                 $112,302      $115,000

----------

     (1) Audit fees relate to services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent registered public accounting firm can reasonably provide.

     (2) Audit-related fees for 2006 and 2007 relate to services provided in connection with the filing of a Report on Form 6-K for the six months period ended June 30, 2006 and the nine month period ended September 30, 2007, respectively.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ISSUER PURCHASE OF EQUITY SECURITIES

     Neither we nor any affiliated purchaser has purchased any of our securities during 2007.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS OF MER TELEMANAGEMENT SOLUTIONS LTD.

Index to Consolidated Financial Statements                      F-1

Report of Independent Registered Public Accounting Firm         F-2

Consolidated Balance Sheets                                     F-3 -F-4

Consolidated Statements of Operations                           F-5

Consolidated Statements of Changes in Shareholders' Equity      F-6

Consolidated Statements of Cash Flows                           F-7 - F-8

Notes to Consolidated Financial Statements                      F-9 - F-42

FINANCIAL STATEMENTS OF JUSAN, S.A. AS OF DECEMBER 31, 2006 AND FOR EACH OF THE TWO YEARS ENDED DECEMBER 31, 2005 AND 2006

Index to Financial Statements of Jusan, S.A                     F-0

Report of Independent Registered Public Accounting Firm         F-1

Balance Sheets                                                  F-2

Statements of Income                                            F-3

Statements of Changes in Shareholders' Equity                   F-4

Statements of Cash Flows                                        F-5

Notes to Financial Statements                                   F-6 - F-17

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

     4.6 Securities Purchase Agreement dated August 10, 2005 among the Registrant and the Investors therein (5)

     4.7            Form of Warrant (6)

     4.8            Registration Rights Agreement dated August 10, 2005 (7)

     4.9            Form of Warrant issued to Mr. Avi Ziv (8)

     5.0 Asset Purchase Agreement dated July 25, 2006 by and among MTS Acquisition Corp. (now named MTS TelSoft Inc.), MTS IntegraTRAK Inc., TelSoft Solutions, Inc. (now named Strategic Sciences Inc.), Consulting Sciences, Inc., Donald Simons and Dale Zuehls (9)

     5.1 Purchase Agreement dated January 24, 2008, by and between the Registrant and Lior Salansky (10)

     8.1            List of Subsidiaries of the Registrant

     11.1           Code of Ethics (11)

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

     (9) Filed as Exhibit 5.0 to the Registrants Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference.

     (10) Filed as Item 2 to the Registrant's Report on Form 6-K for the month of January 2008 submitted on January 28, 2008, and incorporated herein by reference.

     (11) Filed as Exhibit 14.1 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.

             MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2007

                            U.S. DOLLARS IN THOUSANDS

                                      INDEX

                                                                         PAGE
                                                                      ----------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                   F-2

CONSOLIDATED BALANCE SHEETS                                            F-3 - F-4

CONSOLIDATED STATEMENTS OF OPERATIONS                                     F-5

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                F-6

CONSOLIDATED STATEMENTS OF CASH FLOWS                                  F-7 - F-8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                            F-9 - F-42

[ERNST & YOUNG LOGO]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                  TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

                        MER TELEMANAGEMENT SOLUTIONS LTD.

     We have audited the accompanying consolidated balance sheets of Mer Telemanagement Solutions Ltd. ("the Company") and its subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Jusan SA, a 50% owned affiliate for the year ended December 31, 2006, in which the Company's investments totaled $ 1,598 thousand and the Company's equity in its income in 2005 and 2006 constitutes $ 2 thousand and $ 159 thousand, respectively. We also did not audit the financial statements of MTS Asia Ltd., a wholly-owned subsidiary, which statements reflect total assets of $ 221 thousand and $ 302 thousand as of December 31, 2007 and 2006, respectively, and total revenues of $ 565 thousand and $ 624 thousand for the years ended December 31, 2007 and 2006, respectively. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to amounts emanating from the financial statements of Jusan SA and MTS Asia Ltd., is based solely on the reports of the other auditors.

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

     In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.

     As discussed in Note 2 to the consolidated financial statements, in 2006, the Company adopted Financial Accounting Standard Board Statement No. 123(R), "Share-Based Payment".



                                              /s/ Kost, Forer, Gabbay & Kasierer
Tel-Aviv, Israel                                 KOST FORER GABBAY & KASIERER
April 2, 2008                                  A Member of Ernst & Young Global

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                                  DECEMBER 31,
                                                                                        ---------------------------------
                                                                                            2006                2007
                                                                                        -------------       -------------
      ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                                            $       1,474       $       1,437
   Short term bank deposits                                                                       100                   -
   Marketable securities (Note 3)                                                                 159                 169
   Trade receivables (net of allowance for doubtful accounts of $ 505 and $ 882 at
     December 31, 2006 and 2007, respectively)                                                  2,484               1,172
   Unbilled receivables                                                                            51                 129
   Other accounts receivable and prepaid expenses (Note 4)                                        763                 544
   Investment in other companies (Note 5b)                                                          -                 221
   Inventories                                                                                    138                  66
                                                                                        -------------       -------------

TOTAL current assets                                                                            5,169               3,738
                                                                                        -------------       -------------

LONG-TERM ASSETS:
   Investments in an affiliate (Note 6)                                                         1,598                   -
   Severance pay fund                                                                             673                 730
   Other investments (Note 7)                                                                     366                   3
   Deferred income taxes (Note 13)                                                                112                 123
                                                                                        -------------       -------------

TOTAL long-term assets                                                                          2,749                 856
                                                                                        -------------       -------------

PROPERTY AND EQUIPMENT, NET (Note 8)                                                              439                 283
                                                                                        -------------       -------------

OTHER ASSETS:
   Goodwill (Note 9a)                                                                           4,058               2,796
   Other intangible assets, net (Note 9b)                                                       1,639                 805
                                                                                        -------------       -------------

TOTAL other assets                                                                              5,697               3,601
                                                                                        -------------       -------------

TOTAL assets                                                                            $      14,054       $       8,478
                                                                                        =============       =============

The accompanying notes are an integral part of the consolidated financial statements.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                                   DECEMBER 31,
                                                                                        ---------------------------------
                                                                                            2006                2007
                                                                                        -------------       -------------
      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Short term bank credit and current maturities on bank loan                           $         421       $         606
   Trade payables                                                                                 510                 447
   Accrued expenses and other liabilities (Note 10)                                             2,507               3,309
   Deferred revenues                                                                            1,545               1,390
                                                                                        -------------       -------------

TOTAL current liabilities                                                                       4,983               5,752
                                                                                        -------------       -------------

LONG-TERM LIABILITIES:
   Long term bank loan (Note 11)                                                                  583                   -
   Accrued severance pay                                                                          946               1,157
                                                                                        -------------       -------------

TOTAL long-term liabilities                                                                     1,529               1,157
                                                                                        -------------       -------------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)

SHAREHOLDERS' EQUITY (Note 15):
   Share capital -
      Ordinary shares of NIS 0.01 par value - Authorized: 12,000,000 shares at
         December 31, 2006 and 2007; Issued: 5,784,645 shares at December 31,
         2006 and 2007; Outstanding: 5,773,845 shares at December 31, 2006
         and 2007                                                                                  17                  17
   Additional paid-in capital                                                                  16,109              16,201
   Treasury shares (10,800 Ordinary shares at December 31, 2006 and 2007)                         (29)                (29)
   Accumulated other comprehensive income                                                         254                  12
   Accumulated deficit                                                                         (8,809)            (14,632)
                                                                                        -------------       -------------

TOTAL shareholders' equity                                                                      7,542               1,569
                                                                                        -------------       -------------

TOTAL liabilities and shareholders' equity                                              $      14,054       $       8,478
                                                                                        =============       =============

The accompanying notes are an integral part of the consolidated financial statements.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                      YEAR ENDED DECEMBER 31,
                                                                          -----------------------------------------------
                                                                             2005              2006              2007
                                                                          -----------       -----------       -----------
Revenues (Note 16):
   Product sales                                                          $     7,628       $     7,518       $     5,760
   Services                                                                     3,935             2,966             3,578
                                                                          -----------       -----------       -----------

TOTAL revenues                                                                 11,563            10,484             9,338
                                                                          -----------       -----------       -----------

Cost of revenues:
   Product sales                                                                2,968             2,631             1,872
   Services                                                                       834               724               864
                                                                          -----------       -----------       -----------

TOTAL cost of revenues                                                          3,802             3,355             2,736
                                                                          -----------       -----------       -----------

Gross profit                                                                    7,761             7,129             6,602
                                                                          -----------       -----------       -----------

Operating expenses:
   Research and development, net of grants from the OCS in the amount
      of $ 130, $ 578 and $ 469 in 2005, 2006 and 2007, respectively            4,395             3,633             2,640
   Selling and marketing                                                        4,797             3,078             3,481
   General and administrative                                                   2,830             2,651             3,695
   Impairment of goodwill and other intangible assets                               -                 -             2,312
                                                                          -----------       -----------       -----------

TOTAL operating expenses                                                       12,022             9,362            12,128
                                                                          -----------       -----------       -----------

Operating loss                                                                 (4,261)           (2,233)           (5,526)
Financial income (expenses), net                                                   53               (54)             (105)
Capital loss on sale of long-term investment                                                                          (63)
                                                                          -----------       -----------       -----------

Loss before taxes on income                                                    (4,208)           (2,287)           (5,694)
Taxes on income (benefit), net (Note 13)                                           10               118               (68)
                                                                          -----------       -----------       -----------

Loss before equity in earnings (loss) of affiliate                             (4,218)           (2,405)           (5,626)
Equity in earnings (loss) of affiliate                                              2               159              (197)
                                                                          -----------       -----------       -----------

Net loss                                                                  $    (4,216)      $    (2,246)      $    (5,823)
                                                                          ===========       ===========       ===========

Net loss per share:

Basic and diluted net loss per Ordinary share                             $     (0.83)      $     (0.39)      $     (1.01)
                                                                          ===========       ===========       ===========

Weighted average number of Ordinary shares used in computing basic
   and diluted net loss per share                                           5,092,117         5,762,311         5,773,845
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

                                                                               SHARE CAPITAL     ADDITIONAL              DEFERRED
                                                                            -------------------    PAID-IN   TREASURY     STOCK
                                                                             NUMBER      AMOUNT    CAPITAL    SHARES   COMPENSATION
                                                                            ---------   -------  ----------  --------  ------------
Balance as of January 1, 2005                                               4,638,004   $    14  $   12,879  $    (29) $       (208)
   Issuance of shares, net                                                    937,500         2       2,623         -             -
   Exercise of options                                                        158,000         1         308         -             -
   Stock based compensation related to warrants issued to non employees             -         -         156         -             -
   Amortization of deferred stock compensation                                      -         -           -         -            66
   Other comprehensive loss:
      Unrealized losses on available-for-sale marketable securities, net            -         -           -         -             -
      Foreign currency translation adjustments                                      -         -           -         -             -
   Total other comprehensive loss
   Net loss                                                                         -         -           -         -             -
                                                                            ---------   -------  ----------  --------  ------------
   Total comprehensive loss

Balance as of December 31, 2005                                             5,733,504        17      15,966       (29)         (142)
   Exercise of options                                                         40,341     (*) -          65         -             -
   Stock based compensation related to warrants issued to non employees             -         -          10         -             -
   Stock based compensation related to options issued to employees                  -         -         210         -             -
   Reclassification of deferred stock compensation due to implementation
      of SFAS 123R                                                                  -         -        (142)        -           142
   Other comprehensive loss:
      Unrealized gains on available-for-sale marketable securities, net             -         -           -         -             -
      Foreign currency translation adjustments                                      -         -           -         -             -

   Total other comprehensive income                                                 -         -           -         -             -
   Net loss                                                                         -         -           -         -             -
                                                                            ---------   -------  ----------  --------  ------------
   Total comprehensive loss

Balance as of December 31, 2006                                             5,773,845        17      16,109       (29)            -
   Stock based compensation related to options issued to employees                  -         -          92         -             -
   Other comprehensive loss:
      Unrealized gains on available-for-sale marketable securities, net             -         -           -         -             -
      Foreign currency translation adjustments                                      -         -           -         -             -

   Total other comprehensive income                                                 -         -           -         -             -
   Net loss                                                                         -         -           -         -             -
                                                                            ---------   -------  ----------  --------  ------------
   Total comprehensive loss

Balance as of December 31, 2007                                             5,773,845   $    17  $   16,201  $    (29) $          -
                                                                            =========   =======  ==========  ========  ============
Accumulated unrealized gains from available-for-sale marketable securities

                                                                            ACCUMULATED
                                                                               OTHER      ACCUMULATED       TOTAL          TOTAL
                                                                           COMPREHENSIVE   EARNINGS     COMPREHENSIVE  SHAREHOLDERS'
                                                                           INCOME (LOSS)    DEFICIT)    INCOME (LOSS)     EQUITY
                                                                           -------------  -----------   -------------  -------------
Balance as of January 1, 2005                                              $        348   $    (2,347)                 $     10,657
   Issuance of shares, net                                                            -             -                         2,625
   Exercise of options                                                                -             -                           309
   Stock based compensation related to warrants issued to non employees               -             -                           156
   Amortization of deferred stock compensation                                        -             -                            66
   Other comprehensive loss:
      Unrealized losses on available-for-sale marketable securities, net            (76)            -   $        (76)           (76)
      Foreign currency translation adjustments                                     (347)            -           (347)          (347)
                                                                                                        ------------
   Total other comprehensive loss                                                                               (423)
   Net loss                                                                           -        (4,216)        (4,216)        (4,216)
                                                                           ------------   -----------   ------------   ------------
   Total comprehensive loss                                                                             $     (4,639)
                                                                                                        ============
Balance as of December 31, 2005                                                     (75)       (6,563)                        9,174
   Exercise of options                                                                -             -                            65
   Stock based compensation related to warrants issued to non employees               -             -                            10
   Stock based compensation related to options issued to employees                    -             -                           210
   Reclassification of deferred stock compensation due to implementation
      of SFAS 123R                                                                    -             -                             -
   Other comprehensive loss:
      Unrealized gains on available-for-sale marketable securities, net               1             -   $          1              1
      Foreign currency translation adjustments                                      328             -            328            328
                                                                                                        ------------
   Total other comprehensive income                                                   -             -            329
   Net loss                                                                           -        (2,246)        (2,246)        (2,246)
                                                                           ------------   -----------   ------------   ------------
   Total comprehensive loss                                                                             $     (1,917)
                                                                                                        ============
Balance as of December 31, 2006                                                     254        (8,809)                        7,542
   Stock based compensation related to options issued to employees                    -             -                            92
   Other comprehensive loss:
      Unrealized gains on available-for-sale marketable securities, net               1             -   $          1              1
      Foreign currency translation adjustments                                     (243)            -           (243)          (243)
                                                                                                        ------------
   Total other comprehensive income                                                   -             -           (242)
   Net loss                                                                           -        (5,823)        (5,823)        (5,823)
                                                                           ------------   -----------   ------------   ------------
   Total comprehensive loss                                                                             $     (6,065)
                                                                                                        ============
Balance as of December 31, 2007                                            $         12   $   (14,632)                 $      1,569
                                                                           ============   ===========                  ============
Accumulated unrealized gains from available-for-sale marketable
   securities                                                              $         12
                                                                           ============

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

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                  --------------------------------
                                                                                    2005        2006        2007
                                                                                  --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:

   Net loss                                                                       $ (4,216)   $ (2,246)   $ (5,823)
   Adjustments required to reconcile net loss to net cash used in operating activities:
      Gains on sale of available-for-sale marketable securities                        (77)        (13)        (13)
      Loss on sale of an affiliate                                                       -           -         197
      Loss on sale of other investments                                                  -           -          63
      Impairment of other investments                                                   27           -           -
      Impairment of goodwill and other intangible assets                                 -           -       2,312
      Equity in earnings of affiliate                                                   (2)       (159)          -
      Depreciation and amortization                                                    655         675         651
      Deferred income taxes, net                                                        10           3         (18)
      Employee stock-based compensation                                                 66         210          92
      Stock based compensation related to warrants issued to non
         employees                                                                     156          10           -
      Accrued severance pay, net                                                       119          38         154
      Decrease (increase) in trade receivables and unbilled receivables               (672)       (549)      1,229
      Decrease (increase) in other accounts receivable and prepaid
         expenses                                                                      (99)       (321)        296
      Decrease (increase) in inventories                                                (3)         43          72
      Increase (decrease) in trade payables                                             16        (218)        (63)
      Increase (decrease) in accrued expenses and other liabilities                    (46)        168         516
      Increase (decrease) in deferred revenues                                        (366)        610        (155)
      Decrease in lease deposits                                                         -           -          12
      Increase (decrease) in related parties, net                                       15         140        (137)
                                                                                  --------    --------    --------

Net cash used in operating activities                                               (4,417)     (1,609)       (615)
                                                                                  --------    --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES:

   Proceeds from sale of property and equipment                                          7           1           -
   Proceeds from sale of an affiliate                                                    -           -       1,031
   Purchase of property and equipment                                                 (251)       (107)        (95)
   Investment in short term bank deposit                                                 -        (100)        100
   Investment in lease deposits                                                        (26)         (6)         (3)
   Investment in available-for-sale marketable securities                             (163)       (221)       (209)
   Proceeds from sale of available-for-sale marketable securities                    1,089         208         213
   Additional investment in goodwill in consideration of
      TeleKnowledge acquisition                                                        (21)       (204)          -
   Acquisition of certain assets and liabilities of Telsoft (a)                          -      (1,202)       (200)
   Dividend from an affiliate                                                          195         409         134
   Others                                                                               63          16           5
                                                                                  --------    --------    --------

Net cash provided by (used in) investing activities                                    893      (1,206)        976
                                                                                  --------    --------    --------

The accompanying notes are an integral part of the consolidated financial statements.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                  --------------------------------
                                                                                    2005        2006        2007
                                                                                  --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:

   Proceeds from long term loan                                                   $      -    $  1,000    $      -
   Proceeds from short term bank credit                                                  -           4          19
   Repayment of long-term loans                                                          -           -        (417)
   Proceeds from issuance of shares and warrants, net                                2,625           -           -
   Proceeds from exercise of options and warrants                                      281          94           -
                                                                                  --------    --------    --------

Net cash provided by (used in) financing activities                                  2,906       1,098        (398)
                                                                                  --------    --------    --------

Effect of exchange rate changes on cash and cash equivalents                            (5)          -           -
                                                                                  --------    --------    --------

Decrease in cash and cash equivalents                                                 (623)     (1,717)        (37)
Cash and cash equivalents at the beginning of the year                               3,814       3,191       1,474
                                                                                  --------    --------    --------

Cash and cash equivalents at the end of the year                                  $  3,191    $  1,474    $  1,437
                                                                                  ========    ========    ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS ACTIVITIES:

   Cash paid during the year for:

      Interest                                                                    $      3    $     38    $     81
                                                                                  ========    ========    ========

      Income taxes                                                                $     17    $    118    $     69
                                                                                  ========    ========    ========

(a)      IN CONJUNCTION WITH THE ACQUISITIONS, THE FAIR VALUES OF ASSETS
            ACQUIRED AND LIABILITIES ASSUMED AT THE DATE OF ACQUISITION WERE AS
            FOLLOWS (SEE NOTE 1d):

            Working capital (excluding cash and cash equivalents)                 $      -    $    (47)   $      -
            Property and equipment                                                       -           5           -
            Goodwill                                                                     -         166         200
            Developed technology                                                         -         433           -
            Customer relationship                                                        -         645           -
                                                                                  --------    --------    --------

                                                                                  $      -    $  1,202    $    200
                                                                                  ========    ========    ========
(b)      SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:

            Sale of other investments                                                    -           -          36
            Earn out in respect of Telsoft acquisition                                   -           -         406
            Earn out in respect of Teleknowledge acquisition                      $    264    $    123    $     10
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

NOTE 1:-  GENERAL

          a. Mer Telemanagement Solutions Ltd. ("the Company" or "MTS") was incorporated on December 27, 1995. MTS and its subsidiaries ("the Group") design, develop, market and support a comprehensive line of telecommunication management and customer care & billing ("CC&B") solutions that enable business organizations and other enterprises to improve the efficiency and performance of all IP operations, and reduce associated costs. The Group products include call accounting and management products, fault management systems and web based management solutions for converged voice, voice over Internet Protocol, IP data and video and CC&B solutions. As for MTS's subsidiaries, see Note 17.

          b. MTS's products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, and to detect and prevent abuse and misuse of telephone networks including fault telecommunication usage.

               The Group markets its products worldwide through distributors, business telephone switching systems manufacturers and vendors and its direct sales force. Several international private automatic branch exchange ("PBX") manufacturers market the Group's products as part of their PBX selling efforts or on an Original Equipment Manufacturer ("OEM") basis. The Group is highly dependent upon the active marketing and distribution of its OEM's. If the Group is unable to effectively manage and maintain a relationship with its OEM or any event negatively affecting such dealer's financial condition, could cause a material adverse effect on the Group's results of operations and financial position. In 2005, 2006 and 2007, one major customer generated 36%, 29% and 27% of the Group's revenues, respectively.

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

               The Company has an accumulated deficit of approximately $ 14,632 and has negative working capital of $2,014 as of December 31, 2007. On November 2007, the Company sold its 50% ownership interest in Jusan S.A. in consideration of 700 Euros (approximately $1,031). In addition, in February, 2008 the company consummated the sale of its ownership interest in Cvidya, in consideration of approximately $ 603. Moreover, on January 24, 2008, the Company and a private investor entered into a definitive agreement for a private placement of 750,000 ordinary shares at a price per share of $ 1 for the aggregate purchase price of $ 750.

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

NOTE 1:-  GENERAL (CONT.)

               2. Additional contingent consideration of up to an amount of $ 3,650, based on post acquisition revenue performance (calculated as 10% of renewal maintenance fees and 20% of all other revenues from sales which included Teleknowledge products), over a period of three years. Such payments will be recorded as additional goodwill, during the contingency period, when actual revenue performance will be evaluated (see Note 9a). In 2005, 2006 and 2007 additional considerations of $285 $192 and $85, respectively, were recorded, in accordance with the agreement.

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

               Based upon a valuation of the tangible and intangible assets acquired and the liabilities assumed, the Company has allocated the total cost of the acquisition to Teleknowledge's net assets at the date of acquisition, as follows:

               Trade receivables                                        $   100
               Property and equipment                                        40
               Intangible assets:
               Developed technology (four-year useful life)                 690
               Customer relationship (six-year useful life)                 300
               Goodwill                                                   1,391
                                                                        -------

               Total assets acquired                                      2,521
               Liabilities assumed - Deferred revenues                      (76)
                                                                        -------

               Net assets acquired                                      $ 2,445
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

               During the second quarter of 2007, the Company reviewed its goodwill and determined that there was an indication that the goodwill relating to the acquisition of the Teleknowledge billing activity had been impaired. The Company assessed the recoverable amount of such goodwill, based on its projections and using expected future discounted operating cashflows. Based on such review, the Company determined that the goodwill and other intangible assets relating to the acquisition of the Teleknowledge billing activity in the amount of $2,312 had been impaired and the carrying value was written-off.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 1:-  GENERAL (CONT.)

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

               2. Additional earn-out payments based on revenue milestones for the 12 months period following the acquisition. Such payments were recorded as additional goodwill during 2007, when actual revenue performance was evaluated (see Note 9a).

               The acquisition was completed on July 31, 2006.

               In order to finance the acquisition, the Company signed a loan agreement with Bank Hapoalim (the "Bank"), according to which the Bank granted the Company a loan in the amount of approximately $ 1,000 (see also Note 11).

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

               Based upon a valuation of the tangible and intangible assets acquired and the liabilities assumed, the Company has allocated the total cost of the acquisition to TelSoft's net assets at the date of acquisition, as follows:

               Property and equipment                                         5
               Intangible assets:
               Developed technology - Product A (six-year useful life)      270
               Developed technology - Product B (four-year useful life)     163
               Customer relationship (six-year useful life)                 645
               Goodwill                                                     166
                                                                        -------

               Total assets acquired                                      1,249
               Liabilities assumed - Deferred maintenance                   (47)
                                                                        -------

               Net assets acquired                                      $ 1,202
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

               Goodwill, including accumulated earn-out in the amount of $606, as of December 31, 2007 amounted to $ 772.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 1:-  GENERAL (CONT.)

               Pro forma results (Unaudited):

               The following unaudited proforma information does not purport to represent what the Company's results of operations would have been had the acquisitions occurred on January 1, 2006, nor does it purport to represent the results of operations of the Company for any future period.

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                                   ------------
                                                                       2006
                                                                   ------------

               Revenues                                            $     12,032
                                                                   ============

               Net loss from continuing operations                 $     (1,888)
                                                                   ============
               Basic and diluted net loss per share for
                  continuing operations                            $      (0.33)
                                                                   ============
               Weighted average number of Ordinary shares
                  in computation of basic and diluted net
                  loss per share                                      5,762,311
                                                                   ============

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

               The Company classifies all of its securities as available for sale. Available for sale securities are carried at fair value, with unrealized gains and losses reported in "accumulated other comprehensive income (loss)" in shareholders' equity. Realized gains and losses on sales of investments, are included in earnings and are derived using the specific identification method for determining the cost of securities.

               Interest and dividends on securities are included in financial income, net.

          f.   Inventories:

               Inventories are stated at the lower of cost or market value. Inventory write-offs and write-down provisions are provided to cover risks arising from slow moving items or technological obsolescence.

               The Company and its subsidiaries periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume. Based on this evaluation, provisions are recorded when required to write-off inventory according to its market value. The provision for obsolescence inventory amounted to $72 for the year ended December 31, 2007.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

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

               Under APB 18, an impairment of value of an investment accounted for under the equity method, which is other than a temporary decline, should be recognized as a realized loss, establishing a new carrying value for the investment. Factors the Company considers in making this evaluation include: the length of time and the extent to which the market value has been lower than cost, the financial condition and near-term prospects of the issuer, including cash flows of the investee and any specific events which may influence the operations of the issuer and the intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value. A current fair value of an investment that is less than its carrying amount may indicate an impairment of value of the investment. During 2007 the Company recorded an equity loss of $197 from the sale of Jusan S.A. (see also Note 6).

          h.   Investment in other companies:

               The investment in these companies is stated at cost, since the Group does not have the ability to exercise significant influence over operating and financial policies of those investments. The Company's investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with APB No.18. As of December 31, 2007 the Company recorded $63 loss from investment in other companies (see also
               Note 5).

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

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          i.   Property and equipment:

               Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, over the estimated useful lives of the assets, at the following annual depreciation rates:

                                                                    %
                                                            ------------------

               Computers and peripheral equipment                   33
               Office furniture and equipment                     6 - 20
               Motor vehicles                                       15
               Leasehold improvements                        Shorter of useful
                                                            life or lease term

          j.   Impairment of long-lived assets:

               The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2007, no impairment losses have been identified.

          k.   Goodwill:

               Goodwill has been recorded as a result of acquisitions. Goodwill is not amortized, but rather is subject to an annual impairment test. SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests if certain events or indicators of impairment occur. The impairment test consists of a comparison of the fair value of goodwill with its carrying amount. If the carrying amount of goodwill exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Goodwill is tested for impairment at the reporting unit level by a comparison of the fair value of a reporting unit with its carrying amount. The Company has elected to perform its analysis of goodwill at the end of the third quarter of the year. During 2007, impairment loss in the amount of $1,878 was identified and recorded (see also Note 9a).

          l.   Intangible assets:

               Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS 142. Developed technology is amortized over a weighted average of four-six years and customer relationship is amortized over a period of six years. As for capitalized software costs, see n below. During 2007 an impairment loss of intangible assets in the amount of $434 was recorded (see also Note 9d).

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

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

               Where software arrangements involve multiple elements, revenue is allocated to each undelivered element based on vendor specific objective evidence ("VSOE") of the fair values of each undelivered element in the arrangement, in accordance with the "residual method" prescribed by SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions". The VSOE used by the Company to allocate the sales price to support services and maintenance is based on the renewal rate charged when these elements are sold separately. License revenues are recorded based on the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements, and (2) all revenue recognition criteria of SOP No. 97-2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element. If sufficient specific objective evidence does not exist for all undelivered elements, revenue is deferred for the entire arrangement until all revenue recognition criteria are met for such undelivered elements.

               Revenues from maintenance and support services are recognized over the term of the maintenance and support agreement on a straight line basis.

               Deferred revenues include unearned amounts received under maintenance and support contracts, not yet recognized as revenues.

               Revenues from billing products which involve significant customization of the Company's software to customer specific specifications are recognized in accordance with Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production- Type Contracts", using contract accounting on a percentage of completion method, over the period from signing of the license through to customer acceptance in accordance with the "Input Method". The amount of revenue recognized is based on the total arrangement and the percentage to completion achieved. The percentage to completion is measured by monitoring progress using records of actual costs incurred to date in the project compared with the total estimated project requirement. Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology and are reviewed and updated regularly by management.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2007, no such estimated losses were identified.

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

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

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

          o.   Government grants:

               Royalty-bearing grants from the Government of Israel for funding certain approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and recorded as a deduction of research and development costs. Research and development grants amounted $ 130, $ 578 and $ 469 in 2005, 2006 and 2007, respectively. Total royalties accrued or paid amounted to $ 198, $ 187 and $ 178 in 2005, 2006 and 2007, respectively and were recorded as part of the cost of goods sold.

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

               In July 2006 the FASB issued Interpretation, or FIN, No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109", or FIN 48. FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS 109. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. The Company adopted FIN 48 effective January 1, 2007 and the provisions of FIN 48 have been applied to all income tax positions commencing from that date. As of January 1, 2007 there was no difference between the provisions of SFAS 109 and FIN 48 therefore no adjustment was recorded to the retained earnings.

               Prior to 2007 the Company determined its tax contingencies in accordance with SFAS 5, Accounting for Contingencies, or SFAS 5. The Company recorded estimated tax liabilities to the extent the contingencies were probable and could be reasonably estimated.

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

               The Company estimates the fair value of stock options granted using the Black-Scholes- option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               The fair value for options granted in 2005, 2006 and 2007 is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

                                                       YEAR ENDED DECEMBER 31,
                                                    ----------------------------
               EMPLOYEE STOCK OPTIONS                2005       2006       2007
               ----------------------               ------     ------     ------

               Expected volatility                   56.9%      74.5%      45.4%
               Risk-free interest                     3.9%       4.6%       4.2%
               Dividend yield                         0.0%       0.0%       0.0%
               Expected life (years)                    4          4          4

               The following table illustrates the effect on 2005 net loss and earnings per share, assuming that the Company had applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation:

                                                                     YEAR ENDED
                                                                      DECEMBER
                                                                         31,
                                                                     -----------
                                                                         2005
                                                                     -----------

               Net loss available to Ordinary shares, as reported    $   (4,216)
               Add: Stock-based employee compensation - intrinsic
                  value                                                      66
               Deduct: Stock-based compensation expense
                  determined under fair value method for all
                  awards, net of related tax effect                        (264)
                                                                     ----------

               Pro forma net loss                                    $   (4,414)
                                                                     ==========

               Basic and diluted net loss per share, as reported     $    (0.83)
                                                                     ==========

               Basic and diluted net loss per share, pro forma       $    (0.87)
                                                                     ==========

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

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

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

               Severance expense for the years ended December 31, 2005, 2006 and 2007 amounted to approximately $ 585, $ 339 and $ 400, respectively.

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

          u.   Basic and diluted loss per share:

               Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. The total number of shares related to the outstanding options excluded from the calculation of diluted net loss per share was 1,011,584, 685,410 and 602,487 for the years ended December 31, 2005, 2006 and 2007, respectively.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          v.   Impact of recently issued accounting standards:

               In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," ("SFAS No. 157"). SFAS No. 157 provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations. SFAS No. 157 does not apply to accounting standards that require or permit measurement similar to fair value but are not intended to measure fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of the adoption of SFAS No. 157.

               In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option Financial Assets and Financial Liabilities," ("SFAS No. 159"). SFAS No. 159 for provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The Standard's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact of the adoption of SFAS No. 159.

               In June 2007, the FASB ratified Emerging Issues Task Force ("EITF") No. 07-3, "Accounting for Non Refundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities" ("EITF 07-3"). EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. EITF 07-3 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007 and will be adopted in the first quarter of fiscal 2008. The Company is currently evaluating the impact of the adoption of EITF 07-3 on its consolidated financial statements.

               In December 2007, the FASB issued SFAS No. 141R, Business Combinations, or SFAS 141R. SFAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. Accordingly, any business combinations the Company executes will be recorded and disclosed following existing GAAP until January 1, 2009. The Company expects SFAS No. 141R will have an impact on its consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions it consummates after the effective date. The Company is still assessing the impact of this standard on its future consolidated financial statements.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51." SFAS No. 160 establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. This Statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the impact that the adoption of FAS 160 would have on its consolidated financial statements.

               In December 2007, the U.S. Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 110 ("SAB No. 110") to amend the SEC's views discussed in Staff Accounting Bulletin 107 ("SAB No. 107") regarding the use of the simplified method in developing an estimate of expected life of share options in accordance with SFAS No. 123(R). SAB No. 110 is effective for the company beginning in the first quarter of fiscal year 2008. The Company does not expect the adoption of SAB No. 110 will have significant impact on its consolidated financial statement.

NOTE 3:-  MARKETABLE SECURITIES

          The following is a summary of the Company's investment in marketable securities:

                                               DECEMBER 31, 2006                               DECEMBER 31, 2007
                                 --------------------------------------------   ---------------------------------------------
                                               GROSS         GROSS      FAIR                  GROSS        GROSS        FAIR
                                 AMORTIZED   UNREALIZED   UNREALIZED   MARKET   AMORTIZED   UNREALIZED   UNREALIZED    MARKET
                                    COST       GAINS        LOSSES      VALUE     COST        GAINS        LOSSES       VALUE
                                 ---------   ----------   ----------   ------   ---------   ----------   ----------   -------
Available-for-sale:

Equity securities                $      40   $        5   $       (2)  $   43   $      72   $        5   $       (4)  $    73
Corporate bonds                         45            1            -       46          16            -            -        16
Israeli Government debts                63            7            -       70          68           12            -        80
                                 ---------   ----------   ----------   ------   ---------    ---------   ----------   -------

                                 $     148   $       13   $       (2)  $  159   $     156   $       17   $       (4)  $   169
                                 =========   ==========   ==========   ======   =========   ==========   ==========   =======

          The gross realized gains on sales of available-for-sale securities totaled $ 77, $ 13 and $ 13 in 2005, 2006 and 2007, respectively, recorded in financial income. The net adjustment to unrealized holding gains (losses) on available-for-sale securities included as a separate component of shareholders' equity, "Accumulated other comprehensive gains (losses)" amounted to $ (76), $ 1 and $ 1 in 2005, 2006 and 2007, respectively.

          None of the unrealized loss as of December 31, 2007, are outstanding over than 12 months period.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 3:-  MARKETABLE SECURITIES (CONT.)

          The amortized cost and fair value of debt and marketable equity securities as of December 31, 2007, by contractual maturity, are shown below.

                                                        DECEMBER 31, 2007
                                                   ----------------------------
                                                                       FAIR
                                                     AMORTIZED        MARKET
                                                       COST            VALUE
                                                   ------------    ------------
          Matures after one year through
             five years                            $         68    $         80
          Matures after ten years                            16              16
          Equity securities - No definite
             maturity date                                   72              73
                                                   ------------    ------------

          Total                                    $        156    $        169
                                                   ============    ============

NOTE 4:-  OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                            DECEMBER 31,
                                                   ----------------------------
                                                       2006             2007
                                                   ------------    ------------
          Grants receivable from the Office
             of the Chief Scientist                $        454    $        335
          Government authorities                             77              17
          Prepaid expenses                                  147              29
          Deferred income taxes (1)                          14              21
          Others (2)                                         71             142
                                                   ------------    ------------

                                                   $        763    $        544
                                                   ============    ============

          (1) See Note 13d.
          (2) See Note 5a.

NOTE 5:-  INVESTMENTS IN OTHER COMPANIES

          a. On December 10, 2007 the Company was notified that a privately-owned leading online advertising company, in which the Company hold approximately a 1% of its common shares, was sold to a third party for a total estimated consideration of $16,000 out of which the company proceeds' are approximately $36. The transaction was consummated on December 31, 2007 with the approval of the General Shareholders Meeting of this online advertising company and therefore was classified to other accounts receivable. Consequently the company recorded a capital loss in the amount of $63.

          b. On January 31, 2008 the company consummated the sale of its ownership interest in Cvidya to a third party, in consideration of approximately $ 603. This consideration reflects a capital gain of $ 382. The Company recorded its investment in Cvidya as of December 31, 2007 in the amount of $ 221 in the current assets.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 6:-  INVESTMENTS IN AFFILIATE

          Composed as follows:

                                                            DECEMBER 31,
                                                   ----------------------------
                                                       2006            2007
                                                   ------------    ------------
             Investment in Jusan S.A. (50% owned)

                Equity, net (1)                    $      1,563    $          -
                Goodwill                                     35               -
                                                   ------------    ------------

                                                   $      1,598    $          -
                                                   ============    ============

             (1)   Investment as of purchase date  $      1,171    $          -
                   Retained earnings (Net of
                      dividends)                            392               -
                                                   ------------    ------------

                                                   $      1,563    $          -
                                                   ============    ============

             Dividend received from Jusan S.A.
                during the year                    $        409    $        134
                                                   ============    ============

          On November 29, 2007, the Company sold its 50% ownership interest in Jusan S.A., an affiliate, to the affiliate's other shareholders, in consideration of 700 Euros ($ 1,031) plus the payment of 25% of the net income of Jusan S.A. during the period commencing as of the date of the sale and ending June 30, 2008. This consideration reflects a loss of $ 197 recorded in equity in loss of affiliate.

NOTE 7:-  OTHER INVESTMENTS

                                                            DECEMBER 31,
                                                   ----------------------------
                                                       2006            2007
                                                   ------------    ------------
          Long-term leasing deposits (1)           $         46    $          3
          Investment in other companies (see
             also Note 5)                                   320               -
                                                   ------------    ------------

                                                   $        366    $          3
                                                   ============    ============

          (1) Linked to the Israeli CPI.

NOTE 8:-  PROPERTY AND EQUIPMENT

                                                            DECEMBER 31,
                                                   ----------------------------
                                                       2006            2007
                                                   ------------    ------------
          Cost:
             Computers and peripheral equipment    $      3,118    $      3,097
             Office furniture and equipment                 572             579
             Motor vehicles                                  48              48
             Leasehold improvements                         150              93
                                                   ------------    ------------

                                                          3,888           3,817
          Accumulated depreciation:                       3,449           3,534
                                                   ------------    ------------

          Depreciated cost                         $        439    $        283
                                                   ============    ============

          The depreciation expense for the years ended December 31, 2005, 2006 and 2007 amounted to $ 254, $ 243 and $ 251, respectively.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 9:-  GOODWILL AND OTHER INTANGIBLE ASSETS

          a.   Goodwill:

               The changes in the carrying amount of goodwill for the year ended December 31, 2006 and 2007 are as follows:

Balance as of January 1, 2006                                                   $   3,700

Additional consideration in conjunction with TK
   acquisition based on post-contract billing revenues, see Note 1(c)                 192
Goodwill acquired during the year (see Note 1d)                                       166

                                                                                ---------
Balance as of December 31, 2006                                                     4,058
                                                                                ---------

Additional consideration in conjunction with TK
   acquisition based on post-contract billing revenues, see Note 1(c)                  10
Additional consideration based on post-contract
   Telecom Expense Management activity that was
   acquired from TelSoft (see Note 1d)                                                606
Impairment of goodwill related to billing activity that
   was acquired from Teleknowledge (1)                                             (1,878)
                                                                                ---------

Balance as of December 31, 2007                                                 $   2,796
                                                                                =========

          (1) During 2007, the Company reviewed its goodwill for impairment and determined that there was an indication that the goodwill relating to the acquisition of the Teleknowledge billing activity had been impaired. The Company assessed the recoverable amount of such goodwill, based on its projections and using expected future discounted operating cashflows. Based on such review the Company determined that the goodwill relating to the acquisition of the Teleknowledge billing activity in the amount of $1,878 had been impaired and the carrying value was written-off.

          b.   Other intangibles consist of the following:

                                                                       DECEMBER 31,
                                                                -------------------------
                                                                   2006           2007
                                                                ----------      ---------
Cost:
   Development technology                                       $    1,873      $   1,183
   Capitalized software development costs                              386            386
   Customer relationship                                               945            645
                                                                ----------      ---------

                                                                     3,204          2,214
                                                                ----------      ---------
Accumulated amortization:
   Development technology                                            1,131            871
   Capitalized software development costs                              289            386
   Customer relationship                                               145            152
                                                                ----------      ---------

                                                                     1,565          1,409
                                                                ----------      ---------

Amortized cost                                                  $    1,639      $     805
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

NOTE 9:-  GOODWILL AND OTHER INTANGIBLE ASSETS (CONT.)

               Intangible assets resulted from acquisitions of IntegraTrak and TelSoft (see Note 1d), the Company's U.S. subsidiaries and TeleKnowledge (see Note 1c).

          c. Amortization expenses amounted to $ 401, $ 432 and $ 401 for each of the years ended December 31, 2005, 2006 and 2007, respectively.

          d. During 2007, the Company determined that intangible assets relating to the billing activity that was acquired from Teleknowledge had been impaired and as a result, recorded an impairment loss in the amount of $259 and $175 for developed technology and customer relationship, respectively.

          e.   Estimated amortization expenses for:

               YEAR ENDED DECEMBER 31,
               ---------------------------

               2008                                    $      193
               2009                                           193
               2010                                           176
               2011                                           152
               2012                                            91
                                                       ----------

                                                       $      805
                                                       ==========

NOTE 10:- ACCRUED EXPENSES AND OTHER LIABILITIES

                                                               DECEMBER 31,
                                                       -------------------------
                                                          2006            2007
                                                       ----------      ---------
          Employees and payroll accruals               $      949      $     919
          Income tax payable                                  498            735
          Accrued expenses                                    638          1,314
          Customer advances                                   205            261
          Related parties                                     217             80
                                                       ----------      ---------

                                                       $    2,507      $   3,309
                                                       ==========      =========

NOTE 11:- LONG-TERM BANK LOAN

          a.   Composed as follows:

                                                               DECEMBER 31,
                                                       -------------------------
                                                          2006           2007
                                                       ----------      ---------
          Long-term loan                               $    1,000      $     583
          Less - current maturities                           417            583
                                                       ----------      ---------

                                                       $      583      $       -
                                                       ==========      =========

               The loan bears annual interest at a rate of the monthly LIBOR + 2%, payable on a monthly basis on the outstanding loan amount commencing August 31, 2006. The loan principal is repaid in twelve equal monthly installments commencing August 31, 2007.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 11:- LONG-TERM BANK LOAN (CONT.)

          b.   The loan agreement includes the following covenants:

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

               In the event that the Company violates one of the above covenants the loan shall become immediately due. As of December 31, 2007 the Company is not in compliance with such covenants.

          c. To secure the loan, the Company provided the Bank a floating charge on all its current and long term assets and a fixed charge on its goodwill and on its authorized but not outstanding shareholders equity.

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES

          a.   Lease commitments:

               The facilities of the Company and its subsidiaries are rented under operating leases for periods ending May 2007 through June 2010.

               Future minimum lease commitments under non-cancelable operating leases as of December 31, 2007 are as follows:

               2008                                    $      455
               2009                                           327
               2010                                           150
               2011                                             -
                                                       ----------

                                                       $      932
                                                       ==========

               Lease expenses for the years ended December 31, 2005, 2006 and 2007 were approximately $ 489, $ 479 and $ 544, respectively.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

          b.   Royalty commitments:

               1. The Company is committed to pay royalties to the Office of the Chief Scientist of the Ministry of Trade ("OCS") of the Government of Israel on proceeds from sales of products resulting from the research and development projects in which the Government participated. In the event that development of a specific product in which the OCS participated is successful, the Company will be obligated to repay the grants through royalty payments at the rate of 3% to 5% based on the sales of the Company, up to 100%-150% of the grants received linked to the dollar. As of December 31, 2007, the Company has a contingent liability to pay royalties in the amount of $ 9,842. The obligation to pay these royalties is contingent upon actual sales of the products and, in the absence of such sales, no payment is required.

                    The Company has paid or accrued royalties in its cost of revenues relating to the repayment of such grants in the amount of $ 198, $ 186 and $ 178 for the years ended December 31, 2005, 2006 and 2007, respectively.

               2. The Israeli Government, through the Fund for Encouragement of Marketing Activities, awarded the Company grants for participation in foreign marketing expenses. The Company is committed to pay royalties at the rate of 3% of the increase in export sales, up to the amount of the grants received linked to the U.S. dollar. As of December 31, 2007, the Company has a contingent obligation to pay royalties in the amount of $ 259.

          c.   Claims and demands:

               1. In April 2000, the Tax Authorities in Israel issued to the Company a demand for a tax payment, for the period of 1997-1999, in the amount of approximately NIS 6,000 thousand ($ 1,560).

                    The Company has appealed to the Israeli Tel Aviv district court in respect of the abovementioned tax demand. The Company believes that certain defenses can be raised against the demand of the tax authorities. The Company has provided a provision in the amount considered probable.

               2. On April 18, 2005, Amdocs (Israel) Ltd. and Amdocs Ltd. ("the plaintiffs") filed a complaint with the Tel-Aviv District Court against the Company, its Chief Executive Officer and others ("the Defendants") alleging, among other things, that professional and commercial information belonging to the plaintiffs was transferred to the defendants for use in the Company's activity. The plaintiffs was seeking an injunction prohibiting the defendants from making any use of the information and trade secrets that were allegedly transferred, injunctions requiring the return of such information and estimated damages of NIS 14,775 thousand (approximately $ 3,500).

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

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

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

               4. On July 24, 2006, a claim was filed in the Tel-Aviv Superior Court against the company and Tim Computers and Systems Ltd, or TIM, for an order of inspection and monetary relief in the total amount of NIS 313 thousand ($82 thousand), of which NIS 112 thousand ($30 thousand) is demanded from the company and NIS 200 thousand ($52 thousand) is demanded from TIM. The plaintiff is a former minority shareholder of a company in which we were the major shareholder. The claim relates to the rights to proceeds received under a software development project in which TIM and the company participated and in which the plaintiff was involved. A preliminary hearing was held on Jan. 15, 2007. Due to the preliminary stage of this litigation, the company and its legal advisors cannot currently assess the outcome or possible adverse effect on the company's financial position or results of operations.

               5. On February 21, 2007, one of the Company's suppliers ("the plaintiffs") filed a complaint with the Kfar-Saba Magistrate Court against the Company, in which he demands payment of NIS 179 thousand (approximately $ 47) with respect to electronic components that were ordered by the Company. The Company made a provision in its financial statements for this claimed amount. The abovementioned claim is related to the claim raised in Note 12c(3).

               6. On March 15, 2007, The Company received a letter from one of its customer's legal counsel alleging, among other things, that the Company materially breached an agreement relating to its billing solutions that the Company entered into with the customer on March 30, 2006. The customer is seeking full repayment of the amounts that were paid by him under the agreement in the amount of approximately $141, plus liquidated damages as provided in the agreement. Due to the preliminary stage of this matter, the Company cannot currently assess the outcome or possible adverse effect on its financial position or results of operations.

               7. During August 2007, TABS Brazil, was ordered by the Labor Law Court in Brazil to pay approximately 180 Brazilian Reais (approximately $101) to one of its former employees. TABS Brazil has filed an appeal against the Labor Law Court ruling. The Company recorded a provision in its financial statements for the amount of the award considered probable.

          d.   Guarantees:

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

                    Accordingly, MTS Ltd.'s income attributed to the Approved Enterprise under the alternative package is tax exempt for a period of two years, commencing with the year the Company earns taxable income, and subject to corporate tax at the rate of 10%-25% (depending on the rate of foreign holdings in the Company), for additional periods of five to eight years.

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

                    Out of the Company's retained earnings as of December 31, 2007 approximately $2,250 are tax exempt attributable to its Approved Enterprise programs. If such tax exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%) and an income tax liability of up to approximately $ 562 would be incurred as of December 31, 2007.

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

          c.   Net operating losses carryforward:

               As of December 31, 2007, the Company and its subsidiaries in Israel, Hong Kong and U.S. have an estimated total amount of available carryforward tax losses of $ 15,151, $ 261 and $ 503, respectively to offset against future taxable profits. The operating tax loss carryforwards in Israel and in Hong Kong may be offset indefinitely against operating income.

               MTS IntegraTrak and MTS TelSoft are subject to U.S. income taxes and have a net operating loss carryforward amounting to approximately $ 503 as of December 31, 2007, which expires in the years 2015 to 2022. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

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

NOTE 13:- TAXES ON INCOME (CONT.)

          d.   Deferred income taxes:

               Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                       DECEMBER 31,
                                                                -------------------------
                                                                   2006            2007
                                                                ----------      ---------
Tax loss carryforward of the Company                            $    2,416      $   3,292
Allowances for doubtful accounts and accruals for
   employee benefits                                                    69            205
In respect of marketable securities                                     47             47
Goodwill and other intangible assets-liability                        (253)          (227)
Capitalized software and other intangible assets                       304            869
Other                                                                  442            249
                                                                ----------      ---------

Net deferred tax asset before valuation allowance                    3,025          4,435
Valuation allowance                                                 (2,899)        (4,291)
                                                                ----------      ---------

Net deferred income taxes                                       $      126      $     144
                                                                ==========      =========

Presented as follows:
   Current assets - foreign                                     $       14      $      21
                                                                ==========      =========

   Other assets - foreign                                       $      112      $     123
                                                                ==========      =========

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

NOTE 13:- TAXES ON INCOME (CONT.)

          e. A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations, is as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                 --------------------------------------------------
                                                      2005              2006              2007
                                                 --------------    --------------    --------------
Loss before taxes as reported in the
   statements of operations                      $       (4,208)   $       (2,287)   $       (5,694)
                                                 ==============    ==============    ==============

Tax rates                                                    34%               31%               29%
                                                 ==============    ==============    ==============

Theoretical tax benefit                          $       (1,431)   $         (709)   $       (1,651)
Increase in taxes resulting from:
Effect of different tax rates                                38               (17)              (15)
Tax adjustment in respect of inflation in
   Israel and others                                        (17)               (9)              268
Utilization of carryforward tax losses for
   which valuation allowance was provided                     -               (22)              (22)
Non-deductible expenses and tax exempt income                10                13                28
Taxes and deferred taxes in respect of
   previous years                                           (21)              112               (68)
Deferred taxes for which valuation allowance
   was provided                                           1,431               750             1,392
                                                 --------------    --------------    --------------

Taxes on income (benefit), net, as reported in
   the statements of operations                  $           10    $          118    $          (68)
                                                 ==============    ==============    ==============

          f.   Loss before income taxes is comprised as follows:

Domestic                                         $       (4,042)   $       (1,511)   $       (5,498)
Foreign                                                    (166)             (776)             (196)
                                                 --------------    --------------    --------------

                                                 $       (4,208)   $       (2,287)   $       (5,694)
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

NOTE 13:- TAXES ON INCOME (CONT.)

          g.   Taxes on income are comprised as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                 --------------------------------------------------
                                                      2005              2006              2007
                                                 --------------    --------------    --------------
Current taxes                                    $            -    $            5    $            -
Deferred taxes                                               10                 3                 -
Taxes and deferred taxes in respect of
   previous years                                             -               110               (68)
                                                 --------------    --------------    --------------

                                                 $           10    $          118    $          (68)
                                                 ==============    ==============    ==============

Domestic                                         $            -    $            -    $            -
Foreign                                                      10               118               (68)
                                                 --------------    --------------    --------------

                                                 $           10    $          118    $          (68)
                                                 ==============    ==============    ==============

          h. The Company adopted the provisions of FIN 48 on January 1, 2007. As of January 1, 2007 there was no difference between the provisions of SFAS 109 and FIN 48 therefore no adjustment was recorded to the retained earnings.

               A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

               Gross unrecognized tax benefits as of January 1, 2007      $  583

               Gross unrecognized tax benefits as of December 31, 2007    $  583
                                                                          ======

               The Company conducts business globally and, as a result, MTS or one or more of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Israel and the United States. With few exceptions, the Company is no longer subject to Israeli income tax examinations for years 2002 and 2001.

               The Company has not accrued any penalties or interest payments related to its uncertain tax positions as the Company believes that it is more likely than not that there will not be any assessment of penalties or interest.

NOTE 14:- RELATED PARTIES TRANSACTIONS AND BALANCES

          a. On November 8, 1999, the Board of Directors and the audit committee approved, subject to the shareholders' approval, an increase in the monthly salary of the Chairman of the Board of Directors from $ 5 to $ 7 per month.

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

          b. In 2006 and 2007, the balance with C. Mer reflects other receivables and other payables. Due to the short-term nature, no interest was charged by or paid to C. Mer through December 31, 2006 and 2007.

          c.   Transactions with related parties were as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                 --------------------------------------------------
                                                      2005              2006              2007
                                                 --------------    --------------    --------------
Sales through related parties                    $            -    $            -    $            -
                                                 ==============    ==============    ==============

Amounts charged by related parties:

Cost of revenues                                 $            8    $           10    $            4
Operating expenses                                           42                60                31
                                                 --------------    --------------    --------------

                                                 $           50    $           70    $           35
                                                 ==============    ==============    ==============

Amounts charged by MTS IntegraTRAK
   and MTS Asia to related parties:

Selling and marketing                            $            -    $          246    $            -
                                                 ==============    ==============    ==============

Payments from (repayments to) the related
   parties, net                                  $          (80)   $          (38)   $          150
                                                 ==============    ==============    ==============

NOTE 15:- SHAREHOLDERS' EQUITY

          a.   Share capital:

               The Ordinary shares entitle their holders the right to receive notice to participate and vote in general meetings of MTS and the right to receive cash dividends, if declared.

          b.   Private placement agreements:

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

               On January 24, 2008, the Company and a private investor entered into a definitive agreement for a private placement of 750,000 ordinary shares at a price per share of $ 1 for the aggregate purchase price of $ 750.

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

               As of December 31, 2007, 659,374 options are available for future grant.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 15:- SHAREHOLDERS' EQUITY (CONT.)

          d. A summary of option activity under the Company's Stock Option as of December 31, 2007 and changes during the twelve months ended December 31, 2007 are as follows:

                                                                     WEIGHTED-
                                                    WEIGHTED-         AVERAGE
                                                     AVERAGE         REMAINING        AGGREGATE
                                    NUMBER OF       EXERCISE        CONTRACTUAL       INTRINSIC
                                     OPTIONS          PRICE        TERM (IN YEARS)      VALUE
                                   -----------     -----------     ---------------    ----------
                                                              AUDITED
                                   -------------------------------------------------------------
Outstanding at December 31, 2006       600,400     $      2.67                2.79    $        -
Granted                                110,000     $      1.23                   -             -
Exercised                                    -               -                   -             -
Forfeited                              (33,800)    $      3.15                   -             -
                                   -----------

Outstanding at December 31, 2007       676,600     $      2.41                2.27    $        -
                                   ===========     ===========     ===============    ==========

Exercisable at December 31, 2007       415,725     $      2.36                1.45    $        -
                                   ===========     ===========     ===============    ==========

Vested and expected to vest            616,768     $      2.39                2.23    $        -
                                   ===========     ===========     ===============    ==========

               The weighted average grant-date fair value of options granted during 2005, 2006 and 2007, was $ 1.70, $ 1.94 and $ 0.50 per
               option, respectively.

               The total compensation cost related to options granted to employees under the Company's share-based compensation plans recognized for the year ended December 31, 2006 and 2007 amounted at $ 210 and $ 92 respectively, net of estimated forfeitures.

               The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fiscal year 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount changes based on the fair market value of the Company's stock. The total intrinsic value of options exercised during the years ended December 31, 2007, 2006, and 2005, was $ 0, $ 55 and $ 188, respectively. As of December 31, 2007, there was $ 131 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 3 years.

          e.   Options and warrants to non-employees:

                                    NUMBER OF                              OPTIONS     EXERCISE
                 IN CONNECTION       OPTIONS     OPTIONS      OPTIONS     FORFEITED    PRICE PER   EXERCISABLE
ISSUANCE DATE        WITH            GRANTED    EXERCISED   EXERCISABLE   OR EXPIRED     SHARE       THROUGH
-------------   ----------------    ---------   ---------   -----------   ----------   ---------   ------------
January 2005    Service provider       70,000           -        70,000            -   $   3.250   January 2008
August 2005     Service provider       37,000           -        37,000            -   $   4.000   August 2009
                                    ---------   ---------   -----------   ----------
                                      107,000           -       107,000            -
                                    =========   =========   ===========   ==========

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 15:- SHAREHOLDERS' EQUITY (CONT.)

               During 2007, no options to consultants were granted by the Company. The Company had accounted for its outstanding options to non-employees under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these options was estimated at the measurement date using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2005: risk-free interest rates of 4.06%, dividend yields of 0%, volatility factors of the expected market price of the Company's Ordinary shares of 52.37%, and a contractual life of 3.3 years.

               Compensation expenses related to the granting of stock options to consultants amounted to $ 156, $ 10 and $ 0 for the years ended December 31, 2005, 2006 and 2007, respectively.

          f.   Treasury shares:

               During 2005, 2006 and 2007, the Company purchased 3,800, 0 and 0 treasury shares in consideration of $ 9 $ 0 and $ 0, respectively, according to the stock repurchase program, which authorized the Company's officers to repurchase up to 600,000 Ordinary shares of MTS and was approved by the Company's Board of Directors.

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

          The following is a summary of revenues within geographic areas based on end customer location and long-lived assets:

                                                  YEAR ENDED DECEMBER 31,
                                         --------------------------------------
                                            2005          2006          2007
                                         ---------     ---------     ----------
          Revenues from sales:

          United States                  $   6,043     $   5,353     $    4,919
          Germany                            2,059         1,881          1,402
          Asia                                 359           624            565
          Holland                              747           561            488
          Others                             2,355         2,065          1,964
                                         ---------     ---------     ----------

                                         $  11,563     $  10,484     $    9,338
                                         =========     =========     ==========

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

NOTE 16:- GEOGAPHIC INFORMATION AND MAJOR CUSTOMERS AND PRODUCTS (CONT.)

          Total revenues from external customers divided on the basis of the Company's product lines are as follows:

                                                      DECEMBER 31,
                                         --------------------------------------
                                           2005          2006           2007
                                         ---------     ---------     ----------
          TABS                           $   7,454     $   5,329     $    5,650
          Application suits                  2,603         4,044          3,102
          Billing products                   1,506         1,111            586
                                         ---------     ---------     ----------

                                         $  11,563     $  10,484     $    9,338
                                         =========     =========     ==========
          Long-lived assets:

          Israel                         $   3,013     $   3,177     $      481
          United States                      2,194         2,913          3,368
          Others                                57            46             35
                                         ---------     ---------     ----------

                                         $   5,264     $   6,136     $    3,884
                                         =========     =========     ==========

NOTE 17:- SUBSIDIARIES AND AFFILIATES

                                                                        PERCENTAGE     JURISDICTION OF
                                                                       OF OWNERSHIP     INCORPORATION
                                                                       ------------    ---------------
SUBSIDIARIES:

MTS IntegraTRAK Inc.                                                       100%            Delaware
MTS TelSoft Inc. (a subsidiary of MTS IntegraTRAK Inc.)                    100%            Delaware
MER Fifth Avenue Realty Inc. (a subsidiary of MTS
   IntegraTRAK Inc.) (*)                                                   100%            New York
MTS Asia Ltd.                                                              100%           Hong Kong
Telegent Ltd. (*)                                                          100%             Israel
Jaraga B.V.                                                                100%          Netherlands
Verdura B.V. (a subsidiary of Jaraga B.V.) (*)                             100%          Netherlands
Voltera Technologies V.O.F. (a partnership held 99% by Jaraga B.V.
   and 1% by Verdura B.V.) (*)                                             100%          Netherlands
Bohera B.V. (a subsidiary of Jaraga B.V.) (*)                              100%          Netherlands
Tabs Brazil Ltd. (a subsidiary of Bohera B.V.)                             100%             Brazil

(*) Inactive, or having immaterial activity.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 18:- SUBSEQUENT EVENTS

          a. On January 24, 2008, the Company and a private investor entered into a definitive agreement for a private placement of 750,000 ordinary shares at a price per share of $ 1 for the aggregate purchase price of $ 750.

          b. On February 4, 2008 the company consummated the sale of its ownership interest in Cvidya to a third party, in consideration of approximately $ 603. This consideration reflects a capital gain of $ 382.

                                   JUSAN, S.A.

                              FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2006 AND 2005

                                      INDEX

                                                                      PAGE
                                                                  -----------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                   F-1

BALANCE SHEETS                                                            F-2

STATEMENTS OF INCOME                                                      F-3

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                             F-4

STATEMENTS OF CASH FLOWS                                                  F-5

NOTES TO FINANCIAL STATEMENTS                                        F-6-F-17

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of JUSAN, S.A.

1. We have audited the accompanying balance sheets of JUSAN, S.A. ("the Company") as of December 31, 2006 and the related statements of income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

3. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JUSAN, S.A. as of December 31, 2006 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

BDO AUDIBERIA AUDITORES, S.L.

/s/ BDO Audiberia
-----------------

Madrid, Spain, January, 19, 2007

                                   JUSAN, S.A.
                     BALANCE SHEETS AS OF DECEMBER 31, 2006
                               EUROS IN THOUSANDS

                                                                                  DECEMBER 31,
                                                                                      2006
                                                                                     -----

 ASSETS

 CURRENT ASSETS:
 Cash and cash equivalents                                                             236
 Short-term bank deposits                                                              867
 Trade receivables (net of allowance for doubtful accounts of - thousand euros as of December 31, 2006 and 57 thousand euros as of December 31, 2005 and net of provision for returns of 4 thousand euros as of December 31, 2006 and 4
 thousand euros as of December 31, 2005) (Note 5)                                    1,098
 Other accounts receivable and prepaid expenses (Note 3)                               138
 Inventories (Note 4)                                                                  503
                                                                                     -----

 Total current assets                                                                2,842
                                                                                     -----

 PROPERTY AND EQUIPMENT, NET (Note 6)                                                   67
                                                                                     -----

 Total assets                                                                        2,909
                                                                                     =====

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank debt (Note 7)                                                           17
Trade payables                                                                         324
Accrued expenses and other liabilities (Note 8)                                        176
Deferred revenues                                                                       10
                                                                                     -----

Total current liabilities                                                              527
                                                                                     -----

COMMITMENTS (Note 9)

SHAREHOLDERS' EQUITY (Note 12):
Share capital -
15,052 Ordinary shares of (euro) 0.0042 par value
- Authorized, issued and outstanding as of
December 31, 2006 and 2005                                                              63
Retained earnings                                                                    2,319
                                                                                     -----

Total shareholders' equity                                                           2,382
                                                                                     -----

Total liabilities and shareholders' equity                                           2,909
                                                                                     =====

     The accompanying notes are an integral part of the financial statements

                                   JUSAN, S.A.

              STATEMENTS OF INCOME AS OF DECEMBER 31, 2006 AND 2005 EUROS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)


                                                                        YEAR ENDED DECEMBER 31,
                                                                          2006          2005
                                                                         ------        ------
Revenues (Note 13):
Product sales                                                             3,833         3,935
Services                                                                    520           632
                                                                         ------        ------

Total revenues                                                            4,353         4,567
                                                                         ------        ------

Cost of revenues:
Product sales                                                             1,812         2,098
Services                                                                    423           435
                                                                         ------        ------

Total cost of revenues                                                    2,235         2,533
                                                                         ------        ------

Gross profit                                                              2,118         2,034
                                                                         ------        ------

Operating expenses:
Research and development                                                    456           449
Selling and marketing                                                       746           849
General and administrative                                                  667           831
                                                                         ------        ------

Total operating expenses                                                  1,869         2,129
                                                                         ------        ------

Operating income / (loss)                                                   249           (95)
Financial income, net (Note 14)                                               6            20
                                                                         ------        ------

Income before taxes on income                                               255           (75)
Income taxes (Note 10)                                                       59           (55)
                                                                         ------        ------

Net income / (loss)                                                         196           (20)
                                                                         ======        ======

Basic and diluted net earnings per share                                  13.02         (1.33)

Weighted  average  number of shares used in  computing  basic net
earnings per share                                                       15,052        15,052

     The accompanying notes are an integral part of the financial statements

                                   JUSAN, S.A.

                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                        AS OF DECEMBER 31, 2006 AND 2005
                               EUROS IN THOUSANDS

                                                                TOTAL
                                                  RETAINED   SHAREHOLDERS'
                                   SHARE CAPITAL  EARNINGS      EQUITY
                                       -----        -----       -----

Balance as of December 31, 2004           63        3,083       3,146
                                       -----        -----       -----

Dividend paid                              -         (300)       (300)
Net income                                 -          (20)        (20)


Balance as of December 31, 2005           63        2,763       2,826
                                       -----        -----       -----

Dividend paid                              -         (640)       (640)
Net income                                 -          196         196


Balance as of December 31, 2006           63        2,319       2,382
                                       =====        =====       =====

     The accompanying notes are an integral part of the financial statements

                                   JUSAN, S.A.
            STATEMENTS OF CASH FLOWS AS OF DECEMBER 31, 2006 AND 2005
                               EUROS IN THOUSANDS

                                                                        YEAR ENDED DECEMBER 31,
                                                                           2006        2005
                                                                          ------      ------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                   196         (20)
Adjustments to reconcile net income to net cash provided by (used in)
operating activities:
Depreciation                                                                  29          38
Deferred taxes                                                                 2         (30)
Decrease (increase) in trade receivables                                     600         367
Decrease (increase) in other accounts receivable and prepaid expenses         22          12
Decrease (increase) in inventories                                           168         241
Increase (decrease) in trade payables                                       (158)       (177)
Increase (decrease) in accrued expenses and other liabilities               (165)         14
Increase (decrease) in deferred revenues                                     (39)        (11)
                                                                          ------      ------
Net cash (provided by) operating activities                                  655         434
                                                                          ------      ------

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term bank deposits                                      (467)         50
Purchase of property and equipment                                           (58)        (26)
                                                                          ------      ------
Net cash provided by (used in) investing activities                         (525)         24
                                                                          ------      ------

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid                                                               (640)       (300)
Short-term bank debt                                                           9         (10)
                                                                          ------      ------
Net cash used in financing activities                                       (631)       (310)
                                                                          ------      ------

Increase (decrease) in cash and cash equivalents                            (501)        148
Cash and cash equivalents at the beginning of the year                       737         589
                                                                          ------      ------
Cash and cash equivalents at the end of the year                             236         737
                                                                          ======      ======

NON-CASH FINANCING INFORMATION:
Accrued dividend                                                               -           -

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS ACTIVITIES:
Cash paid during the year for:
Interest                                                                       6          20
                                                                          ------      ------

Income taxes                                                                   -           -
                                                                          ------      ------

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

f.   Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, over the estimated useful lives of the assets, at the following annual depreciation rates:

                                                                  %
                                                                -----

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

NOTE 3: OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                         DECEMBER 31,
                                                            2006
                                                           -----

                  Tax authorities                             99
                  Deferred taxes                              17
                  Employee advances                            6
                  Deposits                                    16
                                                           -----

                                                             138
                                                           -----

NOTE 4: INVENTORIES

                                                         DECEMBER 31,
                                                            2006
                                                           -----

                  Materials                                  479
                  Work in progress                            31
                  Provision for obsolescence                  (7)
                                                           -----

                                                             503
                                                           -----

NOTE 5: TRADE RECEIVABLES

                                                    DECEMBER 31,
                                                       2006
                                                      -----

Trade receivables                                       840
Bills receivable                                        258
Allowance for doubtful accounts                           -
                                                      -----

                                                      1,098
                                                      -----

NOTE 6: PROPERTY AND EQUIPMENT

                                                       DECEMBER 31,
                                         2005     ADDITIONS   DISPOSALS     2006
                                        -----       -----       -----       -----
COST:
Computers and peripheral equipment        122          21           -         143
Office furniture and equipment            307          14          (3)        318
Motor vehicles                             98          23         (21)        100
Leasehold improvements                      -           -
                                        -----       -----       -----       -----

                                          527          58         (24)        561
                                        -----       -----       -----       -----
ACCUMULATED DEPRECIATION:
Computers and peripheral equipment       (113)        (10)          -        (123)
Office furniture and equipment           (278)         (8)          3        (283)
Motor vehicles                            (98)        (11)         21         (88)
Leasehold improvements                      -           -           -           -
                                        -----       -----       -----       -----

                                         (489)        (29)         24        (494)
                                        -----       -----       -----       -----

DEPRECIATED COST                           38          29           -          67
                                        =====       =====       =====       =====

Depreciation expenses for the years ended December 31, 2006 and 2005 were thousand (euro) 29 and 38, respectively.

NOTE 7: SHORT-TERM BANK DEBT

The Company has a short-term bank debt in the amount of thousand (euro) 17, bearing interest of 5%.

NOTE 8: ACCRUED EXPENSES AND OTHER LIABILITIES

                                  DECEMBER 31,
                                     2006
                                    -----

Employees and payroll accruals         52
Income tax payable                     59
Deferred tax                            -
Tax authorities                       135
Current Accounts                      (80)
Warranty costs                         10
                                    -----

                                      176
                                    =====

NOTE 9: COMMITMENTS

The facilities of the Company are rented under operating leases for periods ending in 2009.

Future minimum lease commitments under non-cancelable operating leases as of December 31, are as follows:

                     2007                          8
                     2008                          8
                     2009                          5
                                               -----

                                                  21
                                               =====

Rent expenses for years ended December 31, 2006 and 2005, were approximately thousand (euro) 172 and 157, respectively. Rent expenses will be reviewed every year with the variation of the Consumer Price Index.

NOTE 10: TAXES ON INCOME

Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations, is as follows:

                                                       YEAR ENDED DECEMBER 31,
                                                         2006          2005
                                                         -----        -----

Income before taxes as reported in the statements
of operations                                              255          (75)
Non-deductible bad debt allowance and others 2004            -          (82)
Non-deductible bad debt allowance 2005                     (20)          20
Tax depreciation                                            37          (37)
Increase (decrease) in the taxable base - Forward
sales                                                       33           29
Increase (decrease)  in the taxable base -
Unrealized  severance allowance                            (75)          75
                                                         -----        -----
Taxable income                                             230          (70)
                                                         -----        -----

Tax rates                                                   35%          35%
                                                         -----        -----

Tax expense (benefit)                                       80          (25)
Decrease in taxes resulting from:
Tax deduction for development                              (21)           -
Deferred tax liability (asset)                               -          (30)
                                                         -----        -----

TAXES ON INCOME, TAX EXPENSE (BENEFIT), AS REPORTED
IN THE STATEMENTS OF OPERATIONS                             59          (55)
                                                         =====        =====

Under the current tax legislation, 35% of development expense can be deducted from the income tax with the limits of 35% of the theoretical tax charge. All the income before income taxes is domestic.

NOTE 11: RELATED PARTIES TRANSACTIONS

The balances with and the revenues derived from related parties (related parties are shareholders, directors and family of both) were as follows:

a.   Payments to related parties:

                      YEAR ENDED DECEMBER 31,
                       2006          2005
                      -----         -----

Wages                   332           299
                      -----         -----

In 2006 the payments of wages to related parties are based on the payments to the directors (thousand (euro) 290), the social security paid to the directors (thousand (euro) 18) and 20% from the leases (thousand (euro) 24).

b.   Transactions with related parties were as follows:

                                                YEAR ENDED DECEMBER 31,
                                                  2006          2005
                                                 -----          -----

Sales to related parties                            29             39
                                                 -----          -----

AMOUNTS CHARGED BY RELATED PARTIES:
Cost of revenues                                    41             18
                                                 -----          -----

c.   Amounts receivable from and payables to related parties:

                                                              DECEMBER 31,
                                                                 2006
                                                                 ----

RECEIVABLES:
Mer Telemagement Solutions                                          5
MTS Asia                                                            -
MTS IntegraTRAK                                                     1
Jaraga BV.                                                        100

PAYABLES:
Mer Telemagement Solutions                                          -

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

NOTE 13:- SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.   Major customers as a percentage of total revenues:

                              YEAR ENDED DECEMBER 31,
                                 2006       2005
                                 ----       ----
                                        %

Adictis                           10%       13%
Liberty Voz, S.L.                  6%        -
Cableuropa, S.A.                   6%        8%
Siemens, S.A.                      -         -
Telefonica de Espana               5%        5%
Eurotelefonia del Sur, S.L.        4%        -
Siemens Chile                      -         2%
Accentic                           -         2%

b. The following is a summary of revenues within geographic areas based on end customer location:

                       YEAR ENDED DECEMBER 31,
                          2006        2005
                         -----       -----

Spain                    2,586       2,275
European Community       1,280       1,437
Other                      487         855
                         -----       -----

                         4,353       4,567
                         =====       =====

NOTE 14: SELECTED STATEMENTS OF OPERATIONS DATA

Financial income, net

                          YEAR ENDED DECEMBER 31,
                              2006     2005
                             -----    -----

Financial expenses:

Interest expenses                6        3
Other expenses                  27        6
                             -----    -----
                                33        9
                             -----    -----

Financial income:

Interest income                 39       29
                             -----    -----

FINANCIAL INCOME, NET            6       20
                             =====    =====

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


                                            MER TELEMANAGEMENT SOLUTIONS LTD.


                                            By: /s/ Eytan Bar
                                            -----------------
                                            Eytan Bar
                                            Chief Executive Officer


                                            By: /s/ Alon Mualem
                                            -------------------
                                            Alon Mualem
                                            Chief Financial Officer


Dated: April 8, 2008