Form 20-F
period 2008-12-31
MER TELEMANAGEMENT SOLUTIONS LTD
filed 2009-04-02
CIK 1025561

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report __________

Commission file number: 0-28950

MER TELEMANAGEMENT SOLUTIONS LTD.
(Exact Name of Registrant as specified in its charter
and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

14 Hatidhar Street, Ra’anana 43665, Israel
(Address of principal executive offices)

Alon Mualem, +972-9-7777-555 (phone), +972-9-7777-566 (fax)
14 Hatidhar Street, Ra’anana 43665, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 0.1 Par Value	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 0.01 per share	8,917,950
(as of December 31, 2008)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐     No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐     No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐     No ☒

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

          Since our public offering in May 1997, our ordinary shares have been listed on the NASDAQ Stock Market (symbol: MTSL) and are presently listed on the NASDAQ Capital Market. As used in this annual report, the terms “we,” “us” and “our” mean Mer Telemanagement Solutions Ltd. and its subsidiaries, unless otherwise indicated.

          We have obtained a U.S. trademark registration for TABS by MER® and have common law rights in the trademarks TABS.IT, FACILITRAK, and PMSI, based on use of the marks in the United States. We have also acquired rights in the TOTAL-e™ trademark in connection with the products we acquired from Teleknowledge Group Ltd. in December 2004. In addition, in connection with the assets we acquired from TelSoft Solutions, Inc. in July 2006, we acquired the rights in the CALLTRAC® registered trademark and the common law trademarks and service marks TELSOFT SOLUTIONS, TELSOFT, MEGACALL, CALLTRAC LITE, MEGAPOLL, MEGABILL, MEGABILL-BACK and MEGASYNC. We also acquired the rights in the ANCHORPOINT®, TMXPRESS® and MAP-TO-WIN® registered trademarks in connection with the assets we acquired from AnchorPoint, Inc. in December 2008. All other trademarks and trade names appearing in this annual report owned by their respective holders.

          Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.

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

          Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Such forward-looking statements are also included in Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects.” Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. “Key Information - Risk Factors.”

i

ii

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

          The following selected consolidated financial data for and as of the five years ended December 31, 2008 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our audited consolidated financial statements with respect to the three years ended December 31, 2008 and as of December 31, 2007 and 2008 appear elsewhere in this Annual Report. Our selected consolidated financial data as of December 31, 2004, 2005 and 2006 and for the years ended December 31, 2004 and 2005 have been derived from audited consolidated financial statements not included in this Annual Report. The selected consolidated financial data set forth below should be read in conjunction with Item 5. “Operating and Financial Review and Prospects,” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Operations Data:

	Year Ended December 31,

	2004	2005	2006	2007	2008

	(in thousands, except share and per share data)

Revenues	$9,413	$11,563	$10,484	$9,338	$8,751
Cost of revenues	2,814	3,802	3,355	2,736	2,321

Gross profit	6,599	7,761	7,129	6,602	6,430
Selling and marketing	6,300	4,797	3,078	3,481	1,927
Research and development, net	2,362	4,395	3,633	2,640	2,688
General and administrative	2,101	2,830	2,651	3,695	3,065
Impairment of goodwill and other intangible assets	–	–	–	2,312	–

Operating loss	(4,164)	(4,261)	(2,233)	(5,526)	(1,250)
Financial (expenses) income, net	78	53	(54)	(105)	–
Capital gain (loss) on sale of long-term investment	–	–	–	(63)	398

Loss before taxes on income	(4,086)	(4,208)	(2,287)	(5,694)	(852)
Taxes on income (benefit), net	266	10	118	(68)	108

Net loss before equity in earnings (losses) of affiliate	(4,352)	(4,218)	(2,405)	(5,626)	(960)
Equity in earnings (losses) of affiliate	225	2	159	(197)	–

Net loss	$(4,127)	$(4,216)	$(2,246)	$(5,823)	$(960)

Basic and diluted net loss per share	$(0.89)	$(0.83)	$(0.39)	$(1.01)	$(0.15)

Weighted average number of ordinary shares used in computing basic net loss per share	4,634,413	5,092,117	5,762,311	5,773,845	6,529,837

Weighted average number of ordinary shares used in computing diluted net loss per share	4,634,413	5,092,117	5,762,311	5,773,845	6,529,837

Balance Sheet Data:

	As of December 31,

	2004	2005	2006	2007	2008

	(in thousands)

Working capital (deficiency)	$2,773	$2,065	$186	$(2,014)	$(1,727)
Total assets	15,323	13,816	14,054	8,478	10,622
Long-term loans	–	–	583	–	–
Shareholders’ equity	10,657	9,174	7,542	1,569	3,799

B.	Capitalization and Indebtedness

          Not applicable.

C.	Reasons for the Offer and Use of Proceeds

          Not applicable.

D.	Risk Factors

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

Continuing unfavorable national and global economic conditions could have a material adverse effect on our business, operating results and financial condition.

          The recent crisis in the financial and credit markets in the United States, Europe and Asia has led to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness. If the economies in any part of the world continue to be weak or weaken further, the demand for our products and technology may decrease as a result of continued constraints on capital spending by our customers. In addition, this could result in longer sales cycles and increased price competition for our products. Any of these events would likely harm our business, operating results and financial condition. If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets, remain uncertain, persist, or deteriorate further, our business, operating results and financial condition may be materially adversely affected.

Our operating results fluctuate significantly.

          Our quarterly results have fluctuated significantly in the past and are likely to fluctuate significantly in the future. Our future operating results will depend on many factors, including, but not limited to the following:

•	demand for our products;

•	changes in our pricing policies or those of our competitors;

•	new product announcements by us and our competitors;

•	the number, timing and significance of product enhancements;

•	product life cycles;

•	our ability to develop, introduce and market new and enhanced products on a timely basis;

•	changes in the level of our operating expenses;

•	budgeting cycles of our customers;

•	customer order deferrals in anticipation of enhancements or new products that we or our competitors offer;

•	changes in our strategy;

•	seasonal trends and general domestic and international economic and political conditions, among others; and

•	currency exchange rate fluctuations and economic conditions in the geographic areas where we operate.

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

          We typically ship orders for our TABS product line shortly after receipt of a purchase order and, consequently, order backlog at the beginning of any quarter has in the past represented only a small portion of that quarter’s revenues. As a result, license revenues from our TABS product line in any quarter depend substantially on orders for TABS products that have been booked and shipped in that quarter. Also, we can not predict whether revenues from our Application Suite will be recognized in any quarter because the delivery and, in some cases, the implementation of all the components of the Application Suite (including among, other things, customer training) are dependent on the customers individual timing requirements, which can delay the completion of these orders. In addition, revenues from our billing solutions are generated by using contract accounting on a percentage of completion method and because the completion pace varies from quarter to quarter and is dependent on different variables that are out of our control, billing solutions revenues in any quarter depend on our customers’ operational plans, which can delay our ability to progress and complete the projects.

          Due to all of the foregoing, we cannot predict revenues for any future quarter with any significant degree of accuracy. Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and you should not rely upon them as indications of future performance. Our revenues declined in the last three fiscal years and we may not be able to achieve or sustain revenue growth in the future.

On December30, 2008, we acquired certain assets and liabilities of AnchorPoint, Inc. and we may not be able to successfully exploit the acquired products.

          On December 30, 2008, we completed the acquisition of certain assets and liabilities of AnchorPoint, Inc., or AnchorPoint, a Massachusetts corporation, a provider of TEM solutions. We believe that the acquisition of AnchorPoint’s expense management solutions will enable us to expand our TEM products offerings, will reduce our customers’ telecom costs and improve their information technology and telecom activities, and will assist us to expand our business in the United States. We may not be able to successfully integrate the operations of AnchorPoint into our business or successfully exploit the solutions that we acquired from it.

We may be unsuccessful in our defense of pending litigation.

          In April 2000, the tax authorities in Israel issued a demand for a tax payment for the 1997-1999 period in the amount of approximately NIS 6.0 million ($1.6 million). We have appealed to the Israeli District Court in respect of such tax demand and believe that certain defenses can be raised against the demand of the tax authorities. We have made a provision in our financial statements for this tax demand in accordance with U.S. GAAP. If we are unsuccessful in such claim and other pending claims and litigations or if actual results are not consistent with our assumptions and judgments, we may be exposed to losses that could be material to our company.

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

          Until 2005, we derived substantially all of our revenues from our TABS.IT call accounting and billing products. In late 2004, we implemented a new strategy that led to the development and introduction of our Application Suite. The Application Suite is built on the Microsoft. Net platform and establishes a framework for us to provide customized solutions that include customer care and billing in addition to our traditional telecommunications expense management, or TEM, solutions. The main functions of our TABS.IT and prior WinTrak families of products were incorporated into the Application Suite. In 2005, we expanded and enhanced the functionality of the Application Suite to include invoice management, which facilitates bill reconciliation and dispute management. In July 2006, we completed the acquisition of certain assets and liabilities of TelSoft Solutions, Inc., or TelSoft, a California-based provider of call accounting and TEM solutions. In December 2008, we acquired certain assets and liabilities of AnchorPoint, a Massachusetts-based provider of TEM solutions. Despite the foregoing, our revenues from our TEM solutions declined each year from 1999 until 2003 and again from 2006 until 2008 and revenues for these products may not continue to grow in the future. If the market for our TEM solutions fails to grow in the future, our business, operating results and financial condition would be materially adversely affected. Our future financial performance will be dependent to a substantial degree on the successful introduction, marketing and customer acceptance of our invoice management products.

We depend on business telephone system manufacturers, vendors and distributors for our sales.

          One of the primary distribution channels for our call accounting management products are private branch exchange, or PBX, original equipment manufacturers, or OEMs, and vendors who market our products to end-users in conjunction with their own products. We are highly dependent upon the active marketing and distribution efforts of our PBX OEMs. In 2006, 2007 and 2008, sales attributable to our largest OEM customer, Siemens Gmbh, represented approximately 29.0%, 26.4% and 24.4% of our total revenues, respectively.

          As Siemens Gmbh and other PBX vendors expand their product offerings to offer a wider range of newer technologies such as the Internet, Wireless Fidelity, or WiFi, and voice over Internet protocol, or VoIP, we have enhanced our Application Suite to accommodate these new services. In late 2004 and early 2005, we entered into a partnership agreement with NEC Unified Solutions, Inc., for the integration of our products with their own products and the marketing of our integrated product. Sales of call accounting solutions by PBX manufacturers and vendors have declined markedly in the recent past, and sales through this channel may not recover. Our success will be dependent to a substantial degree on the marketing and sales efforts of such third parties in marketing and integrating our products. These third parties may not give priority to the sale of our products as an enhancement to their products. Although most of the major business telephone switching systems manufacturers and vendors currently rely on third-party suppliers to provide call accounting and other telemanagement products, these manufacturers and vendors, including our current customers, may develop their own competing products or purchase competing products from others.

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

          We are based in Israel and generate a large percentage of our sales outside the United States. Our sales in the United States accounted for 51.1%, 52.7% and 53.7% of our total revenues for the years ended December 31, 2006, 2007 and 2008, respectively. We may not be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition will be materially and adversely affected.

          International operations are subject to inherent risks, including the following:

•	the impact of recessionary environments in multiple foreign markets;

•	costs of localizing products for foreign markets;

•	longer receivables collection periods and greater difficulty in accounts receivable collection;

•	unexpected changes in regulatory requirements;

•	difficulties and costs of staffing and managing foreign operations;

•	reduced protection for intellectual property rights in some countries;

•	potentially adverse tax consequences; and

•	political and economic instability.

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

          We are not aware that we are infringing upon any proprietary rights of third parties. However, it is possible, that third parties will claim infringement by us of their intellectual property rights. We believe that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. It would be time consuming for us to defend any such claims, with or without merit, and any such claims could:

•	result in costly litigation;

•	divert management’s attention and resources;

•	cause product shipment delays; or

•	require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all.

          If there is a successful claim of product infringement against us and we are not able to license the infringed or similar technology, our business, operating results and financial condition would be materially and adversely affected.

          We rely upon certain software that we license from third parties, including software that we integrate with our internally developed software. These third-party software licenses may not continue to be available to us on commercially reasonable terms. If we lose or are unable to maintain any such software licenses, we could suffer shipment delays or reductions until equivalent software could be developed, identified, licensed and integrated, which would adversely affect our business, operating results and financial condition.

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

Five of our shareholders are in a position to control matters requiring a shareholder vote.

          The Info Group, Inc. (formerly AnchorPoint, Inc.) currently controls the vote of 24.4% of our outstanding shares, Mr. Chaim Mer, the Chairman of our Board of Directors, and his wife, Mrs. Dora Mer, our Israeli legal counsel, currently control the vote of approximately 22.7% of our outstanding ordinary shares, Mr. Lior Salansky, our President, is the owner of 12.7% of our outstanding ordinary shares, and Mr. Isaac Ben-Bassat, one of our directors, is the owner of 8.7% of our outstanding ordinary shares. As a result, such entity and persons control and will continue to control the election of our entire Board of Directors other than our two outside directors and generally have the ability to direct our business and affairs.

We are subject to risks arising from product defects and potential product liability.

          We provide free warranty for up to three months for end-users and up to 12 months for our OEM distributors. Our sales agreements typically contain provisions designed to limit our exposure to potential product liability or related claims. The limitation of liability provisions contained in our agreements may not be effective. Our products are used by businesses to reduce communication costs, recover charges payable by third parties, prevent abuse and misuse of telephone networks and converged billing solutions for information and telecommunication service providers, and as a result, the sale of products by us may entail the risk of product liability and related claims. A product liability claim brought against us could have a material adverse effect upon our business, operating results and financial condition. Products such as those offered by us may contain undetected errors or failures when first introduced or when new versions are released. Despite our testing and testing by current and potential customers, errors may be found in new products or releases after commencement of commercial shipments. The occurrence of these errors could result in adverse publicity, loss of or delay in market acceptance or claims by customers against us, any of which could have a material adverse effect upon our business, operating results and financial condition.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our ordinary shares.

          The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002 governing internal control and procedures for financial reporting, which started in connection with our 2007 Annual Report on Form 20-F, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

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

Risk Factors Related to Our Ordinary Shares

If we fail to maintain NASDAQ’s continued listing requirement of minimum shareholders’ equity of $2.5 million, our shares may be immediately delisted from The NASDAQ Capital Market.

          Our ordinary shares are listed on The NASDAQ Capital Market under the symbol “MTSL.” To continue to be listed on NASDAQ, we need to satisfy a number of conditions, including minimum shareholders’ equity of at least $2.5 million. We fell below the minimum $2.5 million shareholders’ equity in third quarter of 2007. The Staff determined to delist our shares as of December 31, 2007 unless we chose to appeal. We appealed the Staff’s decision and on March 17, 2008, we received notice that the NASDAQ Hearings Panel had determined to continue the listing of our ordinary shares, subject to certain conditions. We complied with such initial conditions, following which the Panel imposed a Panel Monitor. Under the Panel Monitor, our continued listing is conditioned upon us filing, within 45 days of the end of each fiscal quarter ending on or before March 31, 2009, a Form 6-K with the Securities and Exchange Commission and NASDAQ that includes financial statements for the prior quarter and demonstrates compliance with the $2.5 million minimum shareholder’s equity continued listing requirement. If we fail to demonstrate shareholders’ equity of $2.5 million or greater, the Panel will review the matter and our shares may be immediately delisted. If we are delisted from NASDAQ, trading in our ordinary shares would be conducted on a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

We may in the future be classified as a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

          Holders of our ordinary shares who are United States residents face income tax risks. There is a substantial risk that we may become a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. For U.S. Federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. As a result of our relatively substantial cash position at the time, we believe that we were a PFIC in certain periods over the last few years under a literal application of the asset test described above, which looks solely to the market value of our assets. We do not believe that we were a PFIC in 2008. If we are classified in the future as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

Our share price has been volatile in the past and may decline in the future.

          Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

•	quarterly variations in our operating results;

•	operating results that vary from the expectations of securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by investors;

•	announcements of technological innovations or new products by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	announcements by third parties of significant claims or proceedings against us;

•	changes in the status of our intellectual property rights;

•	additions or departures of key personnel;

•	future sales of our ordinary shares; and

•	general stock market prices and volume fluctuations.

          Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

          In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management’s attention and resources.

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

          Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which continued with varying levels of severity through 2008. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. Since January 2006, there has been an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s northern border with Lebanon in the summer of 2006, and extensive hostilities along Israel’s border with the Gaza Strip since June 2007 when the Hamas effectively took control of the Gaza Strip. Recently, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups. Hamas launched hundreds of missiles from the Gaza Strip against Israeli population centers, which led to an armed conflict between Israel and Hamas during December 2008 and January 2009. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions and results of operations.

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

          We report our financial results in dollars, while a significant amount of our expenses, primarily salaries, are paid in NIS. Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. During 2007 and 2008, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our NIS expenses. We are also influenced by the timing of, and the extent to which, any increase in the rate of inflation in Israel over the rate of inflation in the United States is not offset by the devaluation of the NIS in relation to the dollar. Our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel. In the past, the NIS has devalued against the dollar and other foreign currencies, generally reflecting inflation rate differentials. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar measured results of operations will be adversely affected.

The government programs and tax benefits we currently participate in or receive require us to meet several conditions and may be terminated or reduced in the future.

          We have benefited from certain Israeli Government grants, programs and tax benefits. In each of the last four fiscal years we applied to the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for grants for our research and development projects and we subsequently received approval such applications. Future grant applications may not be approved by the Office of the Chief Scientist and we may not be able to obtain any such grants in the future. To remain eligible for these grants, programs and tax benefits, we must comply with certain conditions, including making specified investments in fixed assets from our own equity and paying royalties with respect to grants received. In addition, some of these programs restrict our ability to manufacture particular products and to transfer particular technology outside of Israel. If we do not meet these conditions in the future, the benefits we received could be canceled and we may have to refund payments previously received under these programs or pay increased taxes. The Government of Israel has reduced the benefits available under these programs in recent years and these programs and tax benefits may be discontinued or curtailed in the future.

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

          There is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those Acts.

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

          We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, each shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements. We follow Israeli law and practice instead of NASDAQ rules regarding the requirement to maintain a majority of independents directors, the director nomination process and the requirement to obtain shareholder approval for certain dilutive events.

          As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules. We follow Israeli law and practice instead of The NASDAQ Marketplace Rules regarding the requirement to maintain a majority of independents directors, the director nomination process and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). As a foreign private issuer listed on the NASDAQ Capital Market, we may also follow home country practice with regard to, among other things, compensation of officers and quorum at shareholders’ meetings. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

          Our company was incorporated under the laws of the State of Israel in December 1995. We are a public limited liability company under the Israeli Companies Law 5739-1999 and operate under such law and associated legislation. Our registered offices and principal place of business are located at 14 Hatidhar Street, Ra΄anana 43665, Israel, and our telephone number is +972-9-7777-555. Our address on the Internet is www.mtsint.com. The information on our website is not incorporated by reference into this annual report.

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

          On July 31, 2006, we completed the acquisition of certain assets and liabilities of TelSoft, a California based provider of call accounting products. We believe that the acquisition of TelSoft’s call accounting software have enabled us to expand our business in the United States. In connection with the acquisition, we paid an initial consideration of $1.1 million and agreed to pay additional contingent consideration based on post acquisition revenue performance during the 12 month period following the acquisition. As of December 31, 2007, based on the post acquisition revenue performance during the 12 month period following the acquisition, we have recorded an aggregate $606,000 of additional contingent consideration, of which $200,000 was paid in 2007 and the balance was paid during the first quarter of 2008.

          In November 2007, we completed the sale of our 50% ownership interest in Jusan S. A., our Spanish affiliate, in consideration of 700,000 Euros (approximately $1.0 million) plus the payment to us of 25% of the net income, if any, of Jusan S. A. during the period commencing upon completion of the sale and ending June 30, 2008. We recorded an equity loss of $197,000 as a result of the transaction. We did not receive any additional consideration in connection with the sale of Jusan S. A. during 2008.

          In December 2007, we received notice that Online Media Solutions Ltd., a privately-owned leading online advertising company, in which we held approximately a 1% ownership interest, was sold to a third party. We received total proceeds of approximately $36,000 from the sale. We recorded a capital loss of $63,000 as a result of the transaction. During 2008, we received additional earn out proceeds of approximately $16,000 from the sale and as a result, we recorded a capital gain of $16,000.

          In February 2008, we completed the sale of our ownership interest in cVidya Networks Inc. and received total proceeds of approximately $603,000 for the sale. We recorded a capital gain of approximately $382,000 as a result of the transaction.

          On December 30, 2008, we completed the acquisition of certain assets and liabilities of AnchorPoint, a Massachusetts-based provider of TEM solutions. We believe that the acquisition of AnchorPoint’s TEM solutions will enable us to expand our product offerings and will reduce our customers’ telecom costs and improve their information technology and telecom activities. The aggregate consideration paid for the acquisition was the issuance of 24.4% of our outstanding shares on a post-transaction basis.

B.	Business Overview

Industry Background

          Technological advances and worldwide deregulation and privatization in the telecommunications industry have resulted in the growth of alternative telecommunication services providers, such as cellular companies, competitive access providers, cable companies and data transmission companies. This growth, in conjunction with dramatic improvements in computing and communications technology, including the convergence of telephony systems and computers, or computer telephony integration, has fostered the rapid expansion of communication services and an increase in the volume of voice and data traffic by business organizations. The diversification of services and providers using varied pricing algorithms and the proliferation of domestic and international networks using varied equipment and technologies for different services and modes of transmission has placed new demands on telecommunication and information technology managers and has created the need for sophisticated and flexible telecommunication management solutions. This has created a demand for telemanagement solutions that are capable of supporting multiple sites, switching platforms, languages and currencies, as well as the generation of telecommunications usage information vital to an enterprise’s operations.

          Telemanagement solutions have evolved from the stand-alone PC-based telephone call accounting and billing systems of the mid-1980’s to local area network or LAN-based systems offering call accounting, fraud detection and fault management solutions for users with complex voice and data networks. Over the years, telemanagement solutions have expanded to support information technology, or IT, and telecom activities, such as the management of IT assets, an enterprise’s internal billing processes, system modifications and enterprise help desks.

          Call accounting products, a fundamental management tool, record, retrieve and process data received from a PBX or other telephone switching system, providing a telecommunications manager with information on telephone usage. This information enables the management of internal billing, fraud detection and optimizes the telecommunications resources.

          With today’s greater mobility, the need to keep track of moves and changes in an organization requires the use of tools to control, manage and document these changes more effectively. The useful life of a standard cabling structure should be 15 years. This means that existing cables should be able to support an average of three upgrades of communication equipment during its lifetime, plus an average of five changes to all outlets. It is virtually impossible to achieve this performance level without maintaining accurate records reflecting all details of cabling installations.

          The continuing increase in use of cellular phones for business, during and outside working hours, has created the need to develop products that will enable an enterprise to generate a true and full record of all the calls made by its employees, including cellular calls and calls made by calling cards and other charge plans.

          TEM is a market that has seen continuous evolution. The origins of TEM can be traced back to the call accounting market, which addressed the need to audit usage for telecom services. TEM has emerged as the business process conducted by IT, telecom and finance departments to determine which corporate telecommunications assets an enterprise should acquire, for provisioning communications assets and to support such assets. At the heart of any TEM solution is an automated software platform used by the business for managing a company’s telecom invoices and assets. This platform ties into relevant business applications and software to facilitate the management and payment of carrier invoices. TEM solutions can be delivered via licensed software, hosted or fully outsourced managed service engagement.

          Telephony over the Internet, which provides voice communications using the Internet, is now becoming more prevalent. In conjunction with these services is “pre-paid”, which allows a customer to buy a certain amount of time (expressed as a function of money) either from the web or through the purchase of a “scratch” card (which contains an account or personal identification number (PIN) and units of time) and debits the account with each usage.

          Internet Protocol Television, or IPTV, digital television service delivered using the Internet protocol over a network infrastructure, is also becoming more prevalent. For IPTV services, billing solutions are required to be able to offer and charge personalized rates, such as rate per content attributes, bundled package discounts and advice-of-charge according to subscriber’s attributes before a service is consumed. In addition, since IPTV service providers rely heavily on revenues from direct advertising and charge the advertiser by exposures and per click, a billing solution for IPTV must be able to identify such events and charge the advertiser accordingly.

Products and Services

Call Accounting and Telecommunications Expense Management Solutions for Enterprises

          TABS.IT. TABS.IT is a solution for small offices, medium sized businesses and Fortune 500 enterprises that want to take full control over their communications network. Specific applications enable hotels, shared tenant environments, hospitals, universities and service bureaus to resell communications services to users employing simple, yet efficient mark-up formulas.

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

          Application Suite. The Application Suite is a set of applications that assist in the management of telecom activities and the IT manager’s activities. The system enables organizations to effectively manage their entire internal billing process. Utilizing its web-based user centric capabilities, the platform provides its users, including administrators, employees and customers, with a single easy-to-use interface self provisioning customer care, while guaranteeing corporate security via the different authentication levels.

          Application Suite includes an invoice management module, which checks the rates billed by the service provider against the contracted rates and also reconciles an organization’s telecommunications bills, reflecting the usage reported by the service provider with the actual usage recorded by the Application Suite. Additionally, the invoice management module checks that the service provider has charged only for communication equipment actually used by the organization, as opposed to equipment that is no longer serviceable or not under current service contracts. An organization’s internal procedures for payment of bills can be entered into the Application Suite and it will track the bills and insure that there are no delays in payments, and in the case of discrepancies between the usage and bills, it will provide an analysis of the discrepancies.

          Application Suite includes a workflow and provisioning module that enables the management of an organization’s process. The provisioning capability enables the performance of changes in the IT and telecom network as part of the process and saves time and reduces security risks as a result.

          AnchorPoint.

               •     AnchorPoint TEM Solution. AnchorPoint is a TEM software solution that enables enterprise management of voice, data, and wireless assets and the related costs associated with them. AnchorPoint facilitates a streamlined and automated “Order-to-Pay” lifecycle process for provisioning communications services and communications assets, as well as for auditing, approving and disputing invoices. AnchorPoint is offered as a perpetual software license or via outsourced managed services. AnchorPoint includes a single integrated database supported by the following application modules: invoice management; asset management (voice, data, wireless and IT assets) including service orders; usage management and call accounting; business analytics (utilizing business objects), dashboards, alarms, and alerts; Microsoft SQL Server Reporting Services, or SSRS, and over 200 standard reports. AnchorPoint fully leverages the application database to save time and increase accuracy through Enhanced 9-1-1, database update utilities, enterprise interfaces and switch and vendor imports.

          AnchorPoint addresses enterprise business requirements and includes a centralized database and a series of integrated processes for managing inventory and loading, processing and auditing telecom invoices. It provides contract management information, extensive chargeback reporting to business units, cost centers and individuals, and executive dashboards for telecom and financial management personnel. AnchorPoint has the capability to provide detailed and summary reporting options. With these services, customers have insight into the full spectrum of their voice, data and wireless information. AnchorPoint offers a series of fully integrated modules, including usage, asset and invoice management and business analytics and reporting, enabling staff to be more effective in their daily activities and decision-making. The integrated modular design makes it easy to add functionalities as needed. All modules share the same SQL database.

          In a managed services engagement some or all aspects of installation, management and maintenance activities will be outsourced by the customer to us. The functionality is accessed by the customer via the Internet using a browser. The business management activities, such as invoice loading, auditing and dispute management, may be outsourced or performed by the customer. Our managed services for AnchorPoint handle the enterprise’s time-consuming, critical processes involved in the managing the telecom lifecycle, allowing internal enterprise resources to focus on areas that will provide the greatest positive impact on its business models. For an organization that does not have strong expertise in TEM, outsourcing may provide the best overall return on its investment.

               •     Map-to-WinSM. Customer engagements with respect to AnchorPoint begin with Map-to-WinSM, which is a strategic consulting approach for our AnchorPoint TEM solution. Map-to-WinSM enables organizations to effectively align their business goals with their people, processes and technology investments to assure that their expense management initiatives will be successful. Our proprietary Map-to-WinSM approach ensures that proven business processes are used to define both the customer’s and our responsibilities during setup and implementation. This enables our customers to maximize any process improvement opportunities and ensures that nothing is overlooked during this process.

               •     Consulting Services. Our consulting services for our AnchorPoint TEM solution are designed to assist companies to develop a strategic telecom plan that is right for their needs and to address their tactical requirements as they arise. Our consulting services work closely with internal IT/telecom and finance teams to ensure a successful TEM solution from start to finish. Our TEM consultants support every stage of the TEM lifecycle, using best-practices-based analysis and processes to help leverage the customers’ internal processes and technology. The end result is a long-term, measurable TEM strategy. Our consulting services for AnchorPoint include:

o	invoice and inventory audit and recovery;

o	contract review and strategic sourcing;

o	discovery and road mapping services;

o	process diagnosis and solution design; and

o	wireless optimization and implementation of an IT governance, risk and compliance system.

Billing Solutions

          Our billing solution for service providers is based on our Total-e product with the following modules:

•	Retail Billing – customer care and billing (business and residential). The billing and rating is for both postpaid and prepaid scenarios.

•

Partner Management – management of all value added services, or VAS, provided (such as content SMS/MMS, pay-by-mobile services and location-based advertising services). The module supports advance business models, such as revenue sharing between the operator/service provider and VAS provider based on the end customer’s consumption.

•

Interconnect/Wholesale Management – manages the activity between the operator/service provider and other local or international carriers for the traffic that is transferred between them. The basic goal of an interconnect solution is to produce an invoice for the calls you have delivered for another operator and to validate the invoices received from other operators for the calls they have delivered for you.

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

          We sell our solutions worldwide through original equipment manufacturer, or OEMs, distribution channels and our own direct sales force in the United States, Israel, Hong Kong and Brazil, and through a network of local distributors in these and various other countries. We employed 11 persons in sales and marketing and 52 persons in support as of December 31, 2008, as compared to 12 persons in sales and marketing and 18 persons in support as of December 31, 2007, as compared to 20 persons in sales and marketing and 29 persons in support as of December 31, 2006.

          We conduct a wide range of marketing activities aimed at generating awareness and leads. We maintain our website (www.mtsint.com), allowing for correspondence and queries from new potential customers as well as promoting support for our existing customer base.

Managed Services

          Our managed services solution is an outsourcing solution geared to multi-national companies that centrally manage their telecommunications usage and is offered as an added value service. Our managed services for call accounting is offered in the United States where our New Jersey office acts as a service bureau. Our managed services for our AnchorPoint TEM solution are offered by our offices in Georgia and Massachusetts, utilizing a hosting facility operated by SunGard in Massachusetts. Managed services for our AnchorPoint TEM solution include the outsourcing of activities of database management, invoice loading (electronic or paper), invoice auditing and payment services, service order and procurement, chargeback and usage management, dispute management, report generation and enterprise application interfaces. Managed services are attractive to enterprises that have made the strategic decision to outsource non-core, back-office functions and focus on a core set of competencies.

          Switching Systems Manufacturers and Vendors. We believe that the most efficient means of selling our telemanagement products is to enter into relationships with major business telephone system manufacturers and vendors who market our products on either an OEM basis or supplemental sales basis at the time they sell their switching systems. We also utilize our distributors to market our products to local business telephone switching systems manufacturers and distributors. We intend to establish additional strategic relationships with business telephone switching systems manufacturers and vendors. Among the companies that sell our telemanagement products are Damovo, ECI/Tadiran, NEC, Panasonic and Siemens. We have also entered into an agreement with a major global manufacturer with respect to our billing products. Sales attributable our largest OEM customer, Siemens, represented approximately 29.0%, 26.4% and 24.4% of our total revenues for the years ended December 31, 2006, 2007 and 2008, respectively.

          Distributors. In general, in those countries where we do not have a marketing subsidiary, we distribute our products through a local distributor. Marketing, sales, training, product and client support are provided by our local distributors. A local distributor is typically a telecommunication products marketing organization with the capability to add value with installation, training and support. Distributors are generally responsible for the localization of our products into their native language. The distributor also translates our standardized product marketing literature and technical documentation. Prior to becoming an authorized distributor, the distributor’s employees must undergo sales and technical training. We are available for second-tier support for the distributor and for end-users. In coordination with the distributors, we also provide technical support for large and multinational accounts. We have distributors worldwide and intend to expand our network of distributors and resellers in selected markets.

          Strategic Relationships. As part of our marketing strategy, we attempt to develop and establish new strategic relationships with manufacturers of voice and data communication systems and IP-based equipment as means of entering new markets and channels.

Competition

          The market for telemanagement and TEM products and billing solutions is fragmented and intensely competitive. Competition in the industry is generally based on product performance, depth of product line and services, technical support and price. We compete both with international and local competitors (including providers of telecommunications and billing services), many of whom have significantly greater financial, technical and marketing resources than we do. Our existing and potential customers, including business telephone switching system manufacturers and vendors, may be able to develop telemanagement, TEM and billing products and services that are as effective as, or more effective or easier to use than, those offered by us. Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels. Although we believe that the quality of our products is equal to or better than the product quality of our competitors with regard to performance and reliability, we have no quantitative data other than the evaluations of our present customers from which to assess our current ability to compete. There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

Intellectual Property Rights

          We rely upon a combination of security devices, copyrights, trademarks, patents, trade secret laws, confidentiality procedures and contractual restrictions to protect our rights in our products. In 2005, we filed an international patent application (PCT application), which is currently pending, relating to a mobile verification technique that verifies mobile phone usage against the bill received from the service provider. Our policy has been to pursue copyright protection for our software and related documentation and trademark registration of our product names. Some of our products have the added protection afforded by a hardware component which has embedded software that it is difficult to misappropriate. In addition, our key employees and independent contractors are required to sign non-disclosure and confidentiality agreements. All of the intellectual property rights with respect to our current products are held by Mer Telemanagement Solutions Ltd. or its wholly owned subsidiary MTS IntegraTRAK, Inc.

          Our trademark rights include rights associated with the use of our trademarks and rights obtained by registration of our trademarks in Israel and the United States. We have also acquired rights in certain registered trademarks and common law trademarks and service marks in connection with the products we acquired from Teleknowledge in December 2004 and the assets we acquired from TelSoft in July 2006 and AnchorPoint in December 2008. The use and registration rights of our trademarks does not ensure that we have superior rights over other third parties that may have registered or used identical related marks on related goods or services. Trademark rights are territorial in nature; therefore we do not have rights in all jurisdictions.

          We believe that, because of the rapid pace of technological change in the communication industry, the legal protections for our products are less significant factors in our success than the knowledge, ability and experience of our employees, the frequency of product enhancements and the timeliness and quality of support services provided by us.

C.	Organizational Structure

          Our wholly-owned subsidiaries in the United States, Hong Kong, the Netherlands and Brazil, MTS IntegraTRAK Inc., MTS Asia Ltd. and TABS Brazil Ltda., respectively, act as marketing and customer service organizations in those countries.

D.	Property, Plants and Equipment

          Our executive offices and research and development facilities are located at 14 Hatidhar Street, Ra΄anana, Israel, where we occupy approximately 9,192 square feet. The lease, which expires in February2011, has an annual rental charge of approximately $187,000.

          Our U.S. subsidiary MTS IntegraTRAK Inc. occupies approximately 3,772 square feet of space in New Jersey. The lease, which expires in January 2014, has an annual rental charge of approximately $80,000. We have an office in Glendale, California, where we occupy approximately 2,340 square feet of space, under a month-to-month lease for a monthly rental fee of approximately $4,500. In addition, we have an office in Framingham, Massachusetts, where we occupy approximately 3,334 square feet of space under a lease that expires in December 2009, with a monthly rental fee of approximately $4,100. We also have an office in Powder Springs, Georgia, where we occupy approximately 4,800 square feet of space under a lease that expires in November2010, with a monthly rental fee of approximately $5,700.

          We also lease offices in Hong Kong and Sao Paulo, Brazil. The lease agreements for the Hong Kong and Sao Paulo offices will expire in October 2009 and August 2009, respectively and have a combined remaining obligation of approximately $37,000. We do not currently intend to renew the lease for these properties.

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

          On February 4, 2008, we completed the sale of our ownership interest in cVidya Networks Inc. and received total proceeds of approximately $603,000 for the sale. We recorded a capital gain of $382,000 as a result of the transaction.

          On February 11, 2008, we raised $750,000 in a private issuance of 750,000 ordinary shares to an investor.

          On September 29, 2008, we completed a private placement of 219,490 of our ordinary shares at a price of $1.139 per share, or aggregate proceeds of $250,000, with our President, who is also a principal shareholder and a director, one of our directors and our chief executive officer. The price per share is equal to the average closing price of an ordinary share on the NASDAQ Capital Market during the 30 trading days prior to the closing date.

          On December 30, 2008, we completed the acquisition of substantially all of the assets and certain liabilities of AnchorPoint, Inc., a Massachusetts-based provider of TEM solutions. The AnchorPoint TEM solution offers a complementary solution to our products. The aggregate consideration paid for the acquisition was 24.4% of our outstanding share capital on a post-transaction basis. We believe that the acquisition of AnchorPoint’s expense management solutions will enable us to expand our TEM products offerings, will reduce our customers’ telecom costs and improve their information technology and telecom activities, and will assist us in expanding our international business.

General

          Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in Financial Accounting Standards Board, or FASB, Statement No. 52. The majority of our sales are made outside Israel in dollars. In addition, substantial portions of our costs are incurred in dollars. Since the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The financial statements of certain subsidiaries and an affiliate that we sold in November 2007 whose functional currency is not the dollar, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

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

          Critical accounting policies are those that are both most important to the portrayal of a company’s financial position and results of operations, and require management’s most difficult, subjective or complex judgments. Although not all of our significant accounting policies require management to make difficult, subjective or complex judgments or estimates, the following policies and estimates are those that we deem most critical:

          Revenue Recognition. We account for our revenue in accordance with the provisions of Statement of Position, or SOP, No. 97-2, “Software Revenue Recognition,” issued by the American Institute of Certified Public Accountants and as amended by SOP No. 98-9 and related interpretations. When an arrangement does not require significant production, modification or customization of software or does not contain services considered to be essential to the functionality of the software, revenue is recognized when the following four criteria are met:

•

Persuasive evidence of an arrangement exists. We require evidence of an agreement with a customer specifying the terms and conditions of the products or services to be delivered typically in the form of a purchase order or the customer’s signature on our proposal;

•

Delivery has occurred. For software licenses, delivery takes place when the software is installed on site or remotely or is shipped via mail on a compact disc or server. For services, delivery takes place as the services are provided;

•	The fee is fixed or determinable. Fees are fixed or determinable if they are not subject to a refund or cancellation and do not have payment terms that exceed our customary payment terms; and

•	Collection is probable. We perform a credit review of all customers with significant transactions to determine whether a customer is credit worthy and collection is probable.

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

          We exercise judgment and use estimates in connection with the determination of the amount of product software license and services revenues to be recognized in each accounting period. If the fee due from the customer is not fixed or determinable, revenue is recognized as payments become due from the customer. If collection is not considered probable, revenue is recognized when the fee is collected. We record a provision to operating expenses for bad debts resulting from customers’ inability to pay for the products or services they have received. These estimates are based on historical bad debt expense, analysis of credit memo data, and other known factors, such as bankruptcy. If the historical data we use to calculate these estimates do not accurately reflect future returns or bad debts, adjustments to these reserves may be required that would increase or decrease revenue or net income.

          Many of our software arrangements involve multiple elements. Such elements typically include any or all of the following: software licenses, warranty, technical support and training services. For multiple-element arrangements that do not involve significant modification or customization of the software and do not involve services that are considered essential to the functionality of the software, we allocate value to each undelivered element based on vendor specific objective evidence, or VSOE, of the fair value of each undelivered element in the arrangement, in accordance with the “residual method” prescribed by SOP No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition With Respect to Certain Transactions.” The VSOE used by us to allocate the sales price to support services and maintenance is based on the renewal rate charged when these elements are sold separately. License revenues are recorded based on the residual method. Under the residual method, revenue is recognized for the delivered elements when (i) there is VSOE of the fair values of all the undelivered elements, and (ii) all revenue recognition criteria of SOP No. 97-2, as amended, as described above, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element. If sufficient VSOE does not exist for all undelivered elements, revenue is deferred for the entire arrangement until all revenue recognition criteria are met for such undelivered elements.

          Revenues from billing products which involve significant customization of our software to customer specific specifications are recognized in accordance with SOP No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” using contract accounting on a percentage of completion method, over the period from signing of the license through to customer acceptance in accordance with the “input method.” The amount of revenue recognized is based on the total license fees under the license agreement and the percentage to completion achieved. The percentage to completion is measured by monitoring progress using records of actual costs incurred to date in the project compared with the total estimated project requirements. Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology and are reviewed and updated regularly by management.

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

          Allowances for Doubtful Accounts. We perform ongoing credit evaluations of our customers’ financial condition and we require collateral as deemed necessary. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make payments. In judging the adequacy of the allowance for doubtful accounts, we consider multiple factors including the aging of our receivables, historical bad debt experience and the general economic environment. Management applies considerable judgment in assessing the realization of receivables, including assessing the probability of collection and the current credit worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

          Valuation of Investments. We account for investments in debt and equity securities (other than those accounted for under the equity method of accounting) in accordance with Statement of Financial Accounting Standard, or SFAS, No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” or SFAS No. 115. Our management determines the classification of investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. We classify all of our securities as available for sale carried at fair market value. Fair value is determined based on observable market value quotes. Available for sale securities are carried at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains and losses on sales of investments are included in earnings and are derived using the specific identification method for determining the cost of securities. Interest and dividends on securities are included in financial income, net.

          In accordance with our policy and the FASB Staff Position, or FSP, No. FAS 115-1, or FSP No. 115-1, and SFAS No. 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, we recognize an impairment charge when a decline in the fair value of our investments below the cost basis is judged to be other than temporary. We consider various factors in determining whether to recognize an impairment charge, including our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers. During 2008 and 2007, no other than temporary net impairment on marketable securities was recorded.

          Income Taxes. Estimates and judgments are required in the calculation of certain tax liabilities and in the determination of the recoverability of certain of the deferred tax assets, which arise from net operating losses tax carryforwards and temporary differences between the tax and financial statement recognition of revenue and expense. Statement of Financial Accounting Standard, or SFAS, No. 109, “Accounting for Income Taxes,” also requires that the deferred tax assets be reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods.

          Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB statement No. 109,” or FIN 48. FIN 48 clarifies the accounting for uncertainties in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of FIN 48, we must review all of our tax positions and make a determination as to whether our position is more-likely-than-not to be sustained upon examination by regulatory authorities. If a tax position meets the more-likely–than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying issue. Prior to the effective date of FIN 48, we applied the guidelines of SFAS No. 5, “Accounting for Contingencies to Account for Uncertain Tax Positions.” As of January 1, 2007, there was no difference between the provisions of SFAS No. 5 and FIN 48, therefore no adjustment was recorded to the accumulated deficit.

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

          Based on estimates of future taxable profits and losses in certain foreign tax jurisdictions we determined that a tax asset of $40,000 is expected to be utilized in the foreseeable future.

          Based on estimates of future taxable profits and losses in certain foreign tax jurisdictions, we determined that a valuation allowance of $4.3 million was required for tax loss carryforwards and other temporary differences as of December 31, 2008. If these estimates prove inaccurate, a change in the valuation allowance could be required in the future.

          Contingencies. We are involved in legal proceedings and other claims from time to time. We are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for any contingencies are made after careful analysis of each individual claim. The required reserves may change due to future developments in each matter or changes in approach, such as a change in the settlement strategy in dealing with any contingencies, which may result in higher net loss. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material. See “Item 8A. Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings.”

          Goodwill and other intangible assets and long-lived assets. As of December 31, 2006, we had recorded goodwill of approximately $1.9 million attributable to the acquisition of the billing activity of Teleknowledge in December 2004. As of December 31, 2006 and 2007, we had recorded goodwill of approximately $166,000 and $772,000, respectively, attributable to the acquisition of the TEM activity of TelSoft on July 31, 2006. As of December 31, 2008, we had recorded goodwill of approximately $683,000 attributable to the acquisition of the TEM solutions of AnchorPoint on December 30, 2008. On January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142. SFAS No. 142 requires goodwill to be tested for impairment on adoption of the statement, at least annually thereafter, and between annual tests if certain circumstances or indicators of impairment occur, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of our reportable units with their carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for the reportable units. We have elected to perform our analysis of goodwill at the end of the third quarter of the year. During the first six months of 2007, due to indicators of impairment that occurred, we reviewed our goodwill and determined that there was an indication that the goodwill relating to the acquisition of the Teleknowledge billing activity had been impaired due to the significant decrease in revenues from the activity and delay in receipt of new purchase orders. We assessed the recoverable amount of such goodwill, based on our projections and using expected future discounted cash flows. Based on such review, as of June 30, 2007, we determined that the goodwill in the amount of $1.9 million relating to the acquisition of the Teleknowledge billing activity had been impaired and the carrying value was written off. During 2006 and 2008, no impairment losses relating to goodwill were identified. Our long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the carrying amount of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the first six months of 2007, we reviewed our goodwill and determined that there was an indication that the goodwill relating to the acquisition of the Teleknowledge billing activity had been impaired due to the significant decrease in revenues from the activity and delay in receipt of new purchase orders. Based on such review, as of June 30, 2007, we determined that intangible assets relating to the Teleknowledge acquisition has been impaired, and as a result, we recorded an impairment loss in the amount of $434,000. During 2006 and 2008, no impairment losses relating to intangible assets were identified.

Results of Operations

          The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

	Year Ended December 31,

	2006	2007	2008

Revenues:
Product sales	71.7%	61.7%	58.4%
Services	28.3	38.3	41.6
Total revenues	100.0%	100.0%	100.0%

Cost of revenues:
Product sales	25.1	20.0	17.0
Services	6.9	9.3	9.5

Total cost of revenues	32.0	29.3	26.5
Gross profit	68.0	70.7	73.5
Selling and marketing	29.4	37.3	22.0
Research and development, net	34.7	28.3	30.7
General and administrative	25.3	39.6	35.0
Impairment of goodwill and other intangible assets	–	24.8	–

Operating loss	(21.4)	(59.3)	(14.2)
Financial expenses (income), net	(0.5)	(1.1)	–
Capital gain (loss) on sale of long-term investment	–	(0.7)	4.5

Loss before taxes on income	(21.9)	(61.1)	(9.7)
Taxes on income (benefit), net	1.1	(0.7)	1.2

Net loss before equity in earnings (losses) of affiliate	(23.0)	(60.4)	(10.9)
Equity in earnings (losses) of affiliate	1.5	(2.1)	–

Net loss	(21.5)	(62.5)	(10.9)

Years Ended December 31, 2008 and 2007

          Revenues from Products and Services. Revenues from products and services consist primarily of software license fees sales, hardware sales and revenues from services, including service bureau, maintenance, training, professional services and support. Revenues from products and services decreased by 6.3% to $8.8 million for the year ended December 31, 2008 from $9.3 million for the year ended December 31, 2007. Revenues from products and services from our wholly-owned U.S. subsidiary, MTS IntegraTRAK, decreased by 4.4% to $4.7 million, or 53.7% of our total revenues, for the year ended December 31, 2008 from $4.9 million, or 52.7% of our total revenues, for the year ended December 31, 2007. The decrease in revenues from products and services in 2008 is primarily attributable to the increasing competition in the U.S. market and a slowdown in the European call accounting market. We anticipate a substantial increase in revenues in 2009 as a result of our acquisition of AnchorPoint in December 2008.

          Cost of Revenues from Products and Services. Cost of revenues from products and services consists primarily of (i) production costs (including hardware, media, packaging, freight and documentation); (ii) certain royalties and licenses payable to third parties (including the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel), (iii) professional services costs; and (iv) warranty costs for up to three months for end-users and up to 12 months for our OEM distributors. Cost of revenues from products and services decreased by 15.2% to $2.3 million for the year ended December 31, 2008 from $2.7 million for the year ended December 31, 2007. The decrease in cost of revenues from products and services is primarily a result of our on-going efforts to monitor and reduce expenses in order to achieve profitability.

          Selling and Marketing. Selling and marketing expenses consist primarily of costs relating to sales representatives and their travel expenses, trade shows and marketing exhibitions, advertising and presales support. Selling and marketing expenses decreased by 44.6% to $2.0 million for the year ended December 31, 2008 from $3.5 million for the year ended December 31, 2007. The decrease in selling and marketing expenses is primarily attributable to our on-going efforts to monitor and reduce expenses in order to achieve profitability.

          Research and Development, net. Research and development, net expenses consist primarily of salaries of employees engaged in on-going research and development activities, outsourcing subcontractor development and other related costs, net of grants that were approved by the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel. Research and development, net expenses increased by 1.8% to $2.7 million for the year ended December 31, 2008 (net of a $5,000 grant from the Office of the Chief Scientist) from $2.6 million for the year ended December 31, 2007 (net of a grant of $469,000 from the Office of the Chief Scientist). The increase in research and development, net expenses is primarily attributable to the decrease in grants from the Office of Chief Scientist.

          General and Administrative. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, professional fees and office maintenance and administrative costs. General and administrative expenses decreased by 17.0% to $3.1 million for the year ended December 31, 2008 from $3.7 million for the year ended December 31, 2007. The decrease in general and administrative expenses is primarily attributable to the decrease in the provision for bad debt expenses.

          Impairment of goodwill and other intangible assets. Impairment of goodwill and other intangible assets was approximately $2.3 million for the year ended December 31, 2007 as a result of our determination that the goodwill and intangible assets relating to the acquisition of the Teleknowledge billing activity had been impaired and to write off their carrying value. We did not record any impairment of goodwill and other intangible assets for the year ended December 31, 2008.

          Financial expenses (income), net. Financial expenses (income), net consists primarily of gains on marketable securities, interest income on bank deposits, bank interest and foreign currency translation adjustments. Financial expenses (income), net for the year ended December 31, 2008 were $0, compared to financial expenses of $105,000 for the year ended December 31, 2007. The decrease in our financial expenses for the year ended December 31, 2008 is attributable to the decrease in interest paid to a bank in relation to a long-term loan, which was repaid in full in July 2008.

          Capital gain (loss) on sale of long-term investment. We recorded a capital gain on sale of long-term investment of $382,000 for the year ended December 31, 2008 as a result of the sale of our ownership interest in cVidya Networks Inc. in February 2008, for total proceeds of approximately $603,000. We recorded a capital loss on sale of long-term investment of $63,000 for the year ended December 31, 2007 as a result of the sale of our 1% ownership interest in Online Media Solutions Ltd. for total proceeds of approximately $36,000. The transaction was consummated in December 2007. During 2008, we received additional earn out proceeds related to the transaction in the amount of $16,000 and recorded a capital gain of $ 16,000.

          Taxes on Income (benefit), net. We recorded tax on income of $108,000 for the year ended December 31, 2008, compared to a tax benefit of $68,000 for the year ended December 31, 2007. The tax benefit for the year ended December 31, 2007 is attributable to the recognition of a deferred tax asset related to carryforward tax losses of our subsidiary in Hong Kong and a decrease in a deferred tax liability in the United States. The tax on income for the year ended December 31, 2008 is primarily attributable to the write-off of a deferred tax asset recorded by our subsidiary in the United States, offset in part by the utilization of a deferred tax asset recorded by our subsidiary in Hong Kong.

          Equity in Earnings (Losses) of Affiliate. Prior to the sale of our 50% ownership interest in Jusan S. A., our former Spanish affiliate, in November 2007, we recognized income and loss from the operations of Jusan S. A. As a result of the sale of Jusan S. A. in November 2007, we recorded a loss of $197,000 from the operations of Jusan S. A for the year ended December 31, 2007.

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

          Capital gain (loss) on sale of long-term investment. We recorded a capital loss on sale of long-term investment of $63,000 for the year ended December 31, 2007 as a result of the sale of our 1% ownership interest in Online Media Solutions Ltd. for total proceeds of approximately $36,000. The transaction was consummated in December 2007. We did not record a capital loss on sale of long-term investment for the year ended December 31, 2006.

          Taxes on Income (benefit), net. We recorded a tax benefit of $68,000 for the year ended December 31, 2007, compared to a tax on income of $118,000 for the year ended December 31, 2006. The tax benefit for the year ended December 31, 2007 is attributable to the recognition of a deferred tax asset related to carryforward tax losses of our subsidiary in Hong Kong and a decrease in a deferred tax liability in the United States. The tax on income for the year ended December 31, 2006 is primarily attributable to a tax reserve that we established in 2006 for possible tax liabilities relating to prior years.

          Equity in Earnings (Losses) of Affiliate. Prior to the sale of our 50% ownership interest in Jusan S. A., our Spanish affiliate, in November 2007, we recognized income and loss from the operations of Jusan S. A. For the year ended December 31, 2006, we recognized income of $159,000 from the operations of Jusan S. A. As a result of the sale of Jusan S. A. in November 2007, we recorded a loss of $197,000 from the operations of Jusan S. A for the year ended December 31, 2007.

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

          The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %

2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.4)
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9

          A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are linked to the dollar. This devaluation also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses. During 2007 and 2008, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our NIS expenses.

          Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

Conditions in Israel

          We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. See Item 3D “Key Information – Risk Factors – Risks Relating to Our Location in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

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

Effective Corporate Tax Rate

          Israeli companies are generally subject to income tax on their taxable income. The applicable rate for 2008 was 27%, which was reduced to 26% in 2009 and will be further reduced to 25% in 2010 and thereafter.

          However, certain of our manufacturing facilities have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended, commonly referred to as the Investment Law, and, consequently, are eligible, subject to compliance with specified requirements, for tax benefits beginning when such facilities first generate taxable income. Subject to certain restrictions, we are entitled to a tax exemption in respect of income derived from our approved facilities for a period of two years, commencing in the first year in which such income is earned, and will be entitled to a reduced tax rate of 10%-25% for an additional five to eight years if we qualify as a foreign investors’ company. If we do not qualify as a foreign investors’ company, we will instead be entitled to a reduced rate of 25% for an additional five, rather than eight, years.

          Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties. Under Israeli tax law, the results of our foreign consolidated subsidiaries, which have generally been unprofitable, cannot be consolidated for tax purposes with the results of operations of the parent company.

Recently Issued Accounting Standards

          In December 2007, the FASB issued SFAS 160, “Non-controlling Interests in Consolidated Financial Statements,” or SFAS 160. SFAS 160 amends ARB 51, “Consolidated Financial Statements,” to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the non-controlling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS 160 is not expected to have a material effect on accounting for current subsidiaries.

          In December 2007, the FASB issued SFAS 141(R), “Business Combinations,” or SFAS 141(R). This Statement replaces SFAS No. 141, “Business Combinations,” and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)’s requirement to measure the non-controlling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the non-controlling interest in addition to that attributable to the acquirer. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the adoption of SFAS 141(R) is not expected to have a material effect on accounting for our current subsidiaries.

          In February 2008, the FASB issued FSP FAS No. 157-2, “Effective Date of FASB Statement No. 157,” or FSP 157-2, to delay the effective date of FASB SFAS 157 for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually). For purposes of applying FSP No. 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB SFAS 157. FSP No. 157-2 defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP No. 157-2. We do not expect the adoption of FSP No. 157-2 for the items within the scope of FSP No. 157-2 to have a material impact on our financial position, results of operations or cash flows.

          In 2008, the FASB’s Emerging Issues Task Force issued EITF Issue No. 08-6, “Equity-Method Investment Accounting,” or EITF 08-6, which concludes that the cost basis of a new equity-method investment would be determined using a cost-accumulation model, which would continue the practice of including transaction costs in the cost of investment and would exclude the value of contingent consideration. Equity-method investment should be subject to other-than-temporary impairment analysis. It also requires that a gain or loss be recognized on the portion of the investor’s ownership sold. EITF 08-6 will be effective for the reporting period beginning after December 15, 2008. We do not expect the adoption of EITF 08-6 to have a material impact on our consolidated financial statements.

          In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets,” or FSP 142-3. FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. We do not expect the adoption of FSP 142-3 to have a material impact on our consolidated financial position, results of operations and cash flows.

B.	Liquidity and Capital Resources

          On December 31, 2008, we had $2.0 million in cash and cash equivalents, $196,000 in restricted marketable securities and a working capital deficit of $1.7 million, compared to $1.4 million in cash and cash equivalents, $169,000 in restricted marketable securities and a working capital deficit of $2.0 million on December 31, 2007. The increase in working capital at December 31, 2008 was primarily attributable to the increase in cash and cash equivalents and reduction of current maturities of a long-term loan that was repaid in full on July 31, 2008.

          On July 27, 2006, we obtained a $1.0 million loan from Bank Hapoalim in order to facilitate the funding of the TelSoft acquisition. The loan principal was payable in 12 equal monthly installments commencing August 31, 2007 and bearing annual interest at the monthly London Inter Bank Offered Rate (LIBOR) plus 2%, payable on a monthly basis commencing August 31, 2006. As of December 31, 2008, the loan was fully repaid.

          To improve our cash position and working capital, in November 2007, we sold our 50% ownership interest in Jusan S. A. in consideration of 700,000 Euros (approximately $1.0 million) plus the payment of 25% of the net income of Jusan S. A. during the period commencing upon completion of the sale and ending June 30, 2008. We recorded an equity loss of $197,000 as a result of the transaction. We did not receive any additional consideration in connection with the sale of Jusan S. A. during 2008.

          On February 4, 2008, we completed the sale of our ownership interest in cVidya Networks Inc. and received total proceeds of approximately $603,000 for the sale. We recorded a capital gain of approximately $382,000 as a result of the transaction.

          On February 11, 2008, we raised $750,000 in a private issuance of 750,000 ordinary shares to an investor.

          On September 29, 2008, we completed a private placement of 219,490 of our ordinary shares at a price of $1.139 per share, or aggregate proceeds of $250,000, with our President, one of our directors and our chief executive officer.

          One of the principal factors affecting our working capital is our revenue cycle. Any material change in the implementation period of our products could have an adverse effect on our working capital.

Cash Flows

          The following table summarizes our cash flows for the periods presented:

	Year ended December 31,

	2007	2008

	($ in thousands)

Net cash provided by (used in) operating activities	(615)	31
Net cash provided by investing activities	976	165
Net cash provided by (used in) financing activities	(398)	376
Net increase (decrease) in cash and cash equivalents	(37)	572
Cash and cash equivalents at beginning of period	1,474	1,437
Cash and cash equivalents at end of period	1,437	2,009

          Net cash provided by operating activities was approximately $31,000 for the year ended December 31, 2008. The use of our funds in 2008 was primarily attributable to our continuing investment in product development. Net cash used in operating activities was approximately $615,000 for the year ended December 31, 2007. The use of our funds in 2007 was primarily attributable to our continuing investment in product development. The decrease in the use of our funds in the 2008 period is primarily attributable to our cash management efforts and our on-going monitoring and reduction of expenses in order to achieve sustainable growth.

          Net cash provided by investing activities was approximately $165,000 for the year ended December 31, 2008, primarily attributable to the proceeds from the sale of cVidya Networks Inc., off-set by payments related to the acquisition of certain assets and liabilities of TelSoft. Net cash provided by investing activities was approximately $976,000 for the year ended December 31, 2007, primarily attributable to the proceeds from the sale of Jusan S.A.

          Net cash provided by financing activities was approximately $376,000 for the year ended December 31, 2008, compared to approximately $398,000 used in financing activities for the year ended December 31, 2007. Of the cash provided by financing activities in 2008, approximately $937,000 was attributable to the proceeds from the private placements consummated in February and September 2008. Of the cash used in financing activities in 2008 and 2007, approximately $583,000 and $417,000, respectively, was attributable to the repayment of a long-term loan received from Bank Hapoalim to finance the acquisition of TelSoft.

          We currently do not have significant capital spending or purchase commitments, but we expect to engage in capital spending consistent with the level of our operations. We anticipate that our cash on hand and cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for at least 12 months.

C.	Research and Development

          Our product development plans are market-driven and address the major, fast-moving trends that are influencing the telecommunications industry. We intend to expand upon our existing family of TEM solutions by adding new features and functions to address evolving market needs. We work closely with our customers and prospective customers to determine their requirements and design enhancements and new releases to meet their needs. Research and development activities take place in our facilities in Israel. We employed 25 persons in research and development as of December 31, 2008, as compared to 29 persons in research and development as of December 31, 2007, as compared to 37 persons in research and development as of December 31, 2006.

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

          We have committed substantial financial resources to research and development for our TEM and billing solution activities. During 2006, 2007 and 2008, our net research and development expenditures were $3.6 million, $2.6 million and $2.7 million, respectively. In the past, we received funding from the Israeli Ministry of Industry, Trade and Labor’s Office of the Chief Scientist for selected research and development projects. In each of the last four fiscal years, we applied to the Office of the Chief Scientist for new grants for our research and development projects and we have subsequently received approval for such applications.

          Under the terms of research and development grants that we have received from the Office of the Chief Scientist, we are required to pay royalties on the revenues derived from products incorporating know-how developed with such grants and ancillary services in connection therewith, up to 100% to 150% of the dollar-linked value of the total grants, plus interest. We are required to pay royalties at a rate of 3%-5%. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. Since June 1997, we have paid the Office of the Chief Scientist royalties on all call accounting product sales at the applicable rates at the time of payment. See Item 10E. “Additional Information - Taxation - Grants under the Law for the Encouragement of Industrial Research and Development, 1984.”

          As of December 31, 2008, we had a contingent obligation to pay royalties to the Office of the Chief Scientist in the amount of approximately $9.6 million (including a contingent obligation of approximately $1.8 million relating to royalties from revenues derived from products that we acquired from Teleknowledge). The $4.6 million of grants we received after January 1999 is subject to interest at a rate equal to the 12 month LIBOR rate.

D.	Trend Information

          As a result of a less predictable business environment and the decline in worldwide sales of PBX systems, we are unable to provide any guidance as to current sales and profitability trends. We expect that our results will continue to be impacted by a shift to a new line of products and increased marketing and research and development expenditures

E.	Off-Balance Sheet Arrangements

          We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations

          The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2008 and the effect we expect them to have on our liquidity and cash flow in future periods.

	Payments due by period Payments due by period

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(U.S. dollars in thousands)

Operating lease obligations	1,635	659	809	160	7
Uncertain tax positions*	583
Accrued severance pay**	1,105	–	–	–	1,105

Total	3,323	638	809	160	1,112

*Uncertain income tax position under FIN 48 are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 12h to our consolidated financial statements for further information regarding our liability under FIN 48.

** See Item 6D. “Directors, Senior Management and Employees - Employees.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

          Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position with the Company

Chaim Mer	61	Chairman of the Board of Directors
Eytan Bar	43	Chief Executive Officer
Lior Salanksy	44	President and Director
Alon Mualem	41	Corporate Chief Financial Officer
Isaac Ben-Bassat	55	Director
Eytan Barak (1)	64	Outside Director
Roger Challen	63	Director
Steven J. Glusband	62	Director
Yaacov Goldman (1)	54	Director
Varda Trivaks (1)	52	Outside Director

(1) Member of our Audit Committee

          Messrs. Mer, Ben-Bassat, Challen, Glusband, Goldman and Salansky will serve as directors until our 2009 Annual General Meeting of Shareholders. All of such persons were elected to serve as directors by our shareholders at our 2008 Annual General Meeting of Shareholders, other than Mr. Roger Challen who was elected to serve as a director by our board of directors effective as of April 1, 2009. Mr. Barak and Ms. Trivaks will serve as outside directors pursuant to the provisions of the Israeli Companies Law for three-year terms until August 2010 and August 2011, respectively, following which the service of Mr. Barak and Ms. Trivaks as outside directors may be renewed for one additional three-year term.

          Chaim Mer has served as the Chairman of our Board of Directors and a director since our inception in December 1995. Mr. Mer has served as the Chairman of the Board of Directors of C. Mer Industries Ltd., or C. Mer, a publicly traded company, since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005. Mr. Mer holds a B.Sc. degree in Computer Sciences and Mathematics from the Technion - Israel Institute of Technology.

          Eytan Bar has served as our Chief Executive Officer since December 2003 and served as our President from December 2003 to February 2008. Prior to joining our company and from 2001, Mr. Bar served as General Manager of the customer experience management division of NICE Systems Ltd. From 2000 through 2001, Mr. Bar served as Vice President of Professional Services at NICE Systems Inc. From 1993 through 1999, Mr. Bar served as General Manager of STS Software Systems Ltd., a company that developed a unique VoIP technology for recording solutions.

          Lior Salanksy has served as our President since February 2008 and as a director since April 2, 2008. In 1991, Mr. Salansky founded MIND C. T.I. Ltd., a global provider of real-time, product-based mediation, billing and customer care solutions for voice, data, video and content services, where he served until February 2000 in a number of positions, including Co-Chief Executive Officer, Vice President of Business Development and Research and Development Manager and also served as a director from its inception until 2004. Mr. Salansky holds a B.Sc. degree in Computer Science from the Technion - Israel Institute of Technology and an MBA degree from Tel Aviv University.

          Alon Mualem has served as our Chief Financial Officer since September 2007. Prior to joining our company and from June 2005, Mr. Mualem held the responsibilities of chief financial officer at Xfone, Inc. (AMEX and TASE: XFN), an international communications services company and its subsidiary, Xfone 018 Ltd. Prior to that, Mr. Mualem served as chief financial officer of CheckM8, Ltd., a high-tech Internet advertising firm located in Israel. From 1998 to 2004, Mr. Mualem served as the corporate controller of RADVISION Ltd. (NASDAQ: RVSN) and from 1996 to 1998, Mr. Mualem served as a deputy controller of RAD Data Communication Ltd. From 1992 to 1996, Mr. Mualem served as a certified public accountant at Somekh Chaikin, a member firm of KPMG International. Mr. Mualem holds a B.A. degree in Economics and Accounting from Tel Aviv University and is Certified Public Accountant (Israel).

          Isaac Ben-Bassat has served as a director since our inception in December 1995. Mr. Ben-Bassat has been Executive Vice President and a director of C. Mer Industries Ltd. since 1988. Mr. Ben-Bassat holds a B.Sc. degree in Civil Engineering from the Technion - Israel Institute of Technology.

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

          Roger Challen was elected to serve as a director by our board of directors effective as of April 1, 2009. Mr. Challen co-founded The Info Group, Inc., which subsequently changed its named to AnchorPoint, Inc., a company that developed and provided licensed software and managed services of TEM solutions. Mr. Challen is an accomplished entrepreneur with a proven track record of founding, managing and developing companies in the software, telecommunications and information services fields. Mr. Challen has founded or co-founded and been an active executive of several privately held companies in the software and IT services market. Mr. Challen is currently a director of Image Data, Inc and Data Distributors, Inc. From 1981 to 1983, Mr. Challen served as Vice President of M&SD Corp., of Lyndhurst, New Jersey. Mr. Challen began his career with IBM Corporation, in Waltham, Massachusetts, where he served as a systems engineer and then as a marketing representative. During his tenure with IBM, Mr. Challen won several awards for outstanding technical and sales achievements. Mr. Challen holds a B.A. in Economics and Mathematics from Yale University.

          Steven J. Glusband has served as a director since August 1, 1996. Mr. Glusband has been a partner with Carter Ledyard & Milburn LLP, our U.S. counsel, since March 1987. Mr. Glusband holds a B.B.A. degree from the City College of the City University of New York, a J.D. degree from Fordham University School of Law and an L.L.M. degree from the New York University School of Law.

          Yaacov Goldman has served as a director since May 2004 and is a member of our audit committee. Mr. Goldman provides consulting services to companies in strategic-financial areas, through his wholly owned company, Maanit-Goldman Management & Investments (2002) Ltd. Mr. Goldman also serves as a director of Bank Leumi Le’Israel B.M., Golden House Ltd., Tagor Capital Ltd., Isrotel Ltd., Negev Ceramics Ltd., I.T.G.I Medical Ltd. (as Chairman) and Renewable Resources Ltd. and its affiliated companies. Mr. Goldman served as the Professional Secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel from October 2004 until September 2008. Commencing in 1981, Mr. Goldman worked for Kesselman & Kesselman (member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of such firm. From September 2000 until November 2001, Mr. Goldman served as managing director of Argoquest Holdings, LLC. From March 2002 until October 2002, Mr. Goldman acted as a consultant to a private equity initiative with Poalim Capital Markets & Investments Ltd. Mr. Goldman is a Certified Public Accountant (Israel) and holds a B.A. degree in Economics and Accounting from Tel Aviv University.

          Varda Trivaks has served as an outside director since August 2008 and is a member of our audit committee. Ms. Trivaks serves as the Managing Director and is one of the two founding partners of Mimtar Business Consulting, established in 2001. In that position, Ms. Trivaks acts as an advisor to companies on investments, mergers, spin-offs, valuation, control, budgeting, with a special focus on advising global companies and management of companies during times of restructuring and recovery. Ms. Trivaks serves as a member of the audit committee, board of directors and/or financial committee of Ginegar Plastic Products Ltd. and E. Schnapp & Co. Works Ltd. From 1998 to 2004, Ms. Trivaks was a member of the Israel Accounting Institute’s communications committee for Capital Markets and Insurance. Between 1998 to 2001, Ms. Trivaks was a partner with the accounting and consulting firm, Shlomo Ziv and Co. - BDO, and served as the managing director of one of its subsidiaries. Ms. Trivaks is a Certified Public Accountant (Israel) since 1987 and holds a B.A. degree in Economics and Accounting from Tel Aviv University and a Master of Science in Management from Boston University.

B.	Compensation

          The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2008.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits

All directors and executive officers as a group (10 persons)	$762,585	$68,236

          All our executive officers work full time for us. Mr. Chaim Mer, the Chairman of our Board of Directors, devotes approximately 20% of his time to the management of our company in consideration of which we pay him a monthly salary of $7,000 per month (as approved by our Audit Committee and Board of Directors on November 8, 1999). Mr. Chaim Mer voluntarily and temporarily reduced his monthly salary by 15% starting December 1, 2008. We provide automobiles to our executive officers at our expense.

          During the year ended December 31, 2008, we paid to our directors (including our outside directors under Israeli law) an annual fee of approximately $8,400 and a per meeting attendance fee of $300, other than to Mr. Chaim Mer, the Chairman of our Board of Directors, whose compensation is described above, and Mr. Yaacov Goldman, an independent director and our audit committee financial expert. During the year ended December 31, 2008, we paid Mr. Goldman an annual fee of approximately $16,800 and a per meeting attendance fee of $400.

          As of December 31, 2008, our directors and executive officers as a group, consisting of ten persons, held options to purchase an aggregate 265,000 ordinary shares, having exercise prices ranging from $1.08 to $3.87, all of which were granted under our 2003 Israeli Share Option Plan. The options vest over a two to four-year period. Of such options, options to purchase 20,000 ordinary shares will expire in September 2010, options to purchase 30,000 ordinary shares will expire in September 2012 and options to purchase 215,000 ordinary shares will expire in February 2013. See Item 6.E., “Directors, Senior Management and Employees - Share Ownership – Stock Option Plans.”

Employment Agreement with President

          On January 24, 2008, we entered into an employment agreement with Mr. Salansky in connection with his appointment as our President, effective as of February 10, 2008. Mr. Salanksy has served as a director of our company since April 2008. The employment agreement was approved by our shareholders at our 2008 annual general meeting, pursuant to the approval of our audit committee and board of directors. Under the employment agreement, Mr. Salansky has agreed to devote 60% of his working time to our business and affairs in his capacity as our President. Under the terms of the employment agreement, we agreed to provide Mr. Salansky with the following payment and benefits:

•	A gross monthly salary of NIS 31,800 (approximately $9,400).

•	An annual bonus equal to: (i) 10% of up to the first $2.0 million of our net profit (excluding capital gains); and (ii) 5% of $2.0 million to $4.0 million of our net profit (excluding capital gains).

•

Options to purchase 200,000 of our ordinary shares, at an exercise price equal to $1.08, the closing price of our ordinary shares on the NASDAQ Capital Market on the date of grant. The options are subject to the terms of our 2003 Israeli Share Option Plan. The options will vest in four equal installments, each representing 25% of the options, and will become exercisable on each of the four six month anniversaries following the date of grant.

•

Company contributions for the benefit of Mr. Salansky to our: (i) Managers Insurance Policy (“Bituach Minhaalim”) in the amount of 13.3% of Mr. Salansky’s gross salary (8.3% for severance and 5% for remuneration); (ii) Education Fund (“Keren Hishtalmut”) in the amount of 7.5% of Mr. Salansky’s gross salary; and (iii) 2.5% to insurance for loss of working capacity. If we terminate Mr. Salansky’s employment without cause or Mr. Salansky terminates his employment, he will be entitled to the severance contributions that we have made to the Managers Insurance Policy.

•	A company car, and all related expenses will be covered by our company. Alternatively, Mr. Salansky may elect to receive payment equal to the cost of the car to our company.

•	A company mobile phone.

•	Up to 14 days of paid vacation per each employment year and recuperation payments in accordance with applicable law.

          The employment agreement contains customary confidentiality and non-solicitation provisions as well as an undertaking of Mr. Salansky not to compete with us for 12 months following termination of his employment.

          At our 2008 annual general meeting, our shareholders resolved, pursuant to the approval of our Audit Committee and Board of Directors, to authorize the Chairman of our Board of Directors to change Mr. Salansky’s employment terms, so that he will serve as our President in a full time role, under the same terms and conditions as the original employment agreement, except that in such case we will pay him a gross monthly salary of NIS 53,000 (approximately $15,600) and he will be entitled to 24 days of paid vacation per each employment year. On December 1, 2008 Mr. Lior Salansky voluntarily and temporarily reduced his monthly salary by 15%. Effective as of January 2009, the Chairman of our Board of Directors changed Mr. Salansky’s employment terms, so that he will serve as our President, devoting 90% of his time, and his employment terms were updated accordingly.

C.	Board Practices

Election of Directors

          Our Articles of Association provide for a Board of Directors consisting of up to ten members or such other number as may be determined from time to time at a general meeting of shareholders. Our Board of Directors is currently composed of eight directors.

          Pursuant to our articles of association, all of our directors (except the outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected. The Board of Directors, may, at any time from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office. All of our current directors (except our outside directors) were elected by our shareholders at our annual general meeting of shareholders held in August 2008.

          We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our directors are recommended by our board of directors for election by our shareholders. See below in this Item 6C. “Directors, Senior Management and Employees - Board Practices - NASDAQ Marketplace Rules and Home Country Practices.”

Outside and Independent Directors

          Outside Directors. Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an officer holder, excluding service as an outside director of a company that is offering its shares to the public for the first time.

          In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

          At least one of the outside directors elected must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

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

          Independent Directors. In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, within the meaning of the NASDAQ Marketplace Rules, and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ. However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. On March, 31, 2009, we provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, within the meaning of the NASDAQ Marketplace Rules. Instead, under Israeli law and practice, we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors. In addition, in accordance with the rules of the Securities and Exchange Commission and NASDAQ, we have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee.

          Pursuant to a recent amendment to the Israeli Companies Law, an Israeli company whose shares are publicly traded, may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law. We have not included such a provision in our articles of association since our board of directors complies with the independent director requirements of the NASDAQ Marketplace Rules described above.

          Our Board of Directors has determined that Mr. Eytan Barak and Ms. Varda Trivaks both qualify as independent directors under the rules of the Securities and Exchange Commission and NASDAQ and as outside directors under the requirements of the Israeli Companies Law. Our Board of Directors has further determined that each of Messrs. Steven Glusband and Yaacov Goldman qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ.

Audit Committee

          Our audit committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Exchange Act, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company and proposing to the board of directors ways to correct such defects, and such other duties as may be directed by our board of directors.

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

          Our audit committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members. Our audit committee is currently composed of Messrs. Eytan Barak and Yaacov Goldman and Ms. Varda Trivaks. Our Board of Directors has determined that Mr. Goldman qualifies as an audit committee financial expert. The audit committee meets at least once each quarter.

Internal Audit

          Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Israeli Companies Law’s independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business practice. According to the approval of our audit committee and board of directors, effective March 25, 2009, Fahn Kanne & Co., the Israeli member firm of Grant Thornton. International Ltd., serves as our internal auditor. Until that date Mr. Shaul Sofer, Certified Public Accountant (Israel), served as our internal auditor.

Directors’ Service Contracts

          There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

          The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An “office holder” is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder’s position in the company and any other position he holds or his personal affairs, (ii) avoiding any competition with the company’s business, (iii) avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and (iv) disclosing to the company any information or documents relating to the company’s affairs that the office holder has received due to his position as an office holder.

Disclosure of Personal Interests of an Office Holder

          The Israeli Companies Law requires that an office holder promptly, and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their position, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

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

          Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, however, a transaction that is adverse to the company’s interest may not be approved. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholder approval may be required. A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee may not be present during the board of directors or audit committee discussions and may not vote on the transaction, unless the transaction is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board of directors or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

          The disclosure requirements that apply to an office holder also apply to a transaction in which a controlling shareholder of the company has a personal interest. The Israeli Companies Law provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for such a transaction must include at least one-third of the shareholders who have no personal interest in the transaction who voted on the matter (not including abstentions). The transaction can be approved by shareholders without this one-third approval if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

          Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval. In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company or if the directors’ compensation does not exceed the maximum amount of compensation for outside directors determined by applicable regulations. Also, employment and compensation arrangements for an office holder that is a controlling shareholder of a public company do not require shareholder approval if certain criteria are met. The foregoing exemptions from shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

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

          If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a public company’s outstanding shares or a class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares or a class of shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

          Insurance of Office Holders. Israeli law provides that a company may, if permitted by its articles of association, enter into a contract to insure its office holders for liabilities incurred by the office holder with respect to an act or omission performed in his or her capacity as an office holder, as a result of: (i) a breach of the office holders duty of care to the company or another person; (ii) a breach of office holders duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that the act would not prejudice the company’s interests; and (iii) a financial liability imposed upon the office holder in favor of another person.

          Indemnification of Office Holders. Under Israeli law a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for (a) monetary liability imposed upon the office holder in favor of another person pursuant to a court judgment, including a settlement or an arbitration award approved by a court; (b) reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any monetary liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a monetary liability was imposed on him or her in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and (c) reasonable litigation expenses, including attorneys’ fees, actually incurred by the office holder or imposed upon the office holder by a court: (i) in an action, suit or proceeding brought against the office holder by or on behalf of the company or another person, (ii) in connection with a criminal action in which the office holder was acquitted, or (iii) in connection with a criminal action in which the office holder was convicted of a crime that does not require proof of criminal intent.

          Israeli law provides that a company’s articles of association may permit the company to (a) indemnify an office holder retroactively, following a determination to this effect made by the company after the occurrence of the event in respect of which the office holder will be indemnified; and (b) undertake in advance to indemnify an office holder, except that with respect to a monetary liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of occurrences, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable due to the company’s activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances.

          Limitations on Exculpation, Insurance and Indemnification. These provisions are specifically limited in their scope by Israeli law, which provides that a company may not indemnify an office holder, nor exculpate an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability, incurred as a result of certain improper actions.

          The term “office holder” of a company includes a director, general manager, chief business manager, deputy general manager, vice general manager, or any person filling any of these positions in a company even if he or she holds a different title, and also includes any other manager directly subordinate to the general manager.

          Pursuant to the Israeli Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, our office holders must be approved by our audit committee and our board of directors and, if the office holder is a director, also by our shareholders.

          Our Articles of Association allow us to insure, indemnify and exempt our office holders, to the fullest extent permitted by the provisions of the Israeli Companies Law. We maintain a directors’ and officers’ liability insurance policy with a per claim and aggregate coverage limit of $5 million, including legal costs incurred in Israel. We have provided several of our directors and officers a letter of indemnification for liabilities or expenses incurred as a result of their acts in their capacity as directors and officers of our company, in an aggregate amount not to exceed $3 million.

D.	Employees

          On December 31, 2008, we and our consolidated subsidiaries employed 108 persons, of which 25 persons were employed in research and development, 52 in training and technical support, 11 in sales and marketing and 20 in operations and administration. As of December 31, 2008, 39 of our employees were located in Israel, 55 of our employees were located in the United States, 4 of our employees were located in Hong Kong and 10 of our employees were located in Brazil.

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

          Cost of living adjustment of employees’ wages are determined on a nationwide basis and are legally binding, if and when applied. Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is similar to the United States Social Security Administration. In 2008, payments to the National Insurance Institute amounted to approximately 16.1% of wages, of which approximately two-thirds was contributed by employees with the balance contributed by the employer.

          Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. Pursuant to an order issued in December 2007 by the Israeli Minister of Industry, Trade and Labor, new provisions relating to pension arrangements in the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (the Israeli federation of employers’ organizations) apply to all employees in Israel, including our Israeli employees. According to such provisions, all employees employed for at least six months are entitled to pension benefits to be funded by preset monthly contributions of the employee and the employer. We partly satisfy this obligation by contributing approximately 8.3% of between 80%-100% of the employee’s annual gross salary to a fund known as “Managers’ Insurance” or to pension fund. This fund provides a combination of savings plans, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and a severance payment, if legally entitled, upon termination of employment. The remaining part of this obligation is presented in our balance sheet as the difference between the “accrued severance pay” and “severance pay fund.”

E.	Share Ownership

          The following table sets forth certain information as of April 1, 2009 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers.

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares(2)

Chaim Mer	2,027,908	(3)	22.7%
Eytan Bar	117,707	(4)	1.3%
Roger Challen	2,174,615	(5)	24.4%
Lior Salansky	1,240,280	(6)	13.7%
Alon Mualem	11,250		*
Isaac Ben-Bassat	777,010	(7)	8.7%
Eytan Barak	–		–
Steven J. Glusband	1,000		*
Yaacov Goldman	–		–
Ms. Varda Trivaks	–		–

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

(2)	The percentages shown are based on 8,917,950 ordinary shares (excluding 10,800 ordinary shares held as treasury stock) issued and outstanding as of April 1, 2009.

(3)

Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the holders of 271,821 ordinary shares, and are the beneficial owners of 1,744,453 ordinary shares through their controlling interest in Mer Ofekim Ltd., 11,539 ordinary shares through their controlling interest in Mer Services Ltd. and 95 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(4)

Based upon a Schedule 13D filed with the Securities and Exchange Commission on October 10, 2008 and other information available to the company. Includes (i) 97,107 ordinary shares owned of record by Mr. Bar; (ii) 15,000 ordinary shares subject to currently exercisable stock options granted to Mr. Bar, with an exercise price of $3.87 per share that expire on September 2010; and (iii) 5,600 ordinary shares subject to currently exercisable warrants granted to Mr. Bar that have an exercise price of $4.00 per share and expire on August 10, 2009.

(5)

The Info Group, Inc. is a Massachusetts corporation controlled by Mr. Roger Challen. Accordingly, Mr. Roger Challen may be deemed to have the sole voting and dispositive power as to the ordinary shares of the Issuer held of record by The Info Group, Inc.

(6)

Based upon a Schedule 13D/A filed with the Securities and Exchange Commission on October 7, 2008. Includes 1,129,856 ordinary shares owned of record by Mr. Salanksy, 100,000 ordinary shares subject to currently exercisable stock options granted to Mr. Salansky with an exercise price of $1.08 per share that expire on February 2013, and 10,424 ordinary shares subject to currently exercisable warrants granted to Mr. Salansky that have an exercise price of $4.00 per share and expire on August 10, 2009.

(7)

Based upon a Schedule 13D/A filed with the Securities and Exchange Commission on October 30, 2008. Includes 146,965 ordinary shares owned of record by Mr. Ben-Bassat and 630,045 ordinary shares owned of record by Ron Dan Investments Ltd., a corporation controlled by Mr. Ben-Bassat.

Stock Option Plans

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

          Options to Israeli employees, directors and officers, other than controlling shareholders (as such term is defined in the Israeli Income Tax Ordinance), under the 2003 Plan may only be granted under Section 102 of the Israeli Income Tax Ordinance [New Version] - 1961, or Section 102, as amended as of January 1, 2003. Section 102 as amended affords certain tax advantages with respect to option grants to employees and directors. Under amended Section 102, options granted pursuant to Section 102 may be designated as “Approved 102 Options” or “Unapproved 102 Options.” An Approved 102 Option may either be classified as a capital gains option or an ordinary income option. We elected to initially grant our options pursuant to Section 102 as capitals gain options. Such election is effective as of the first date of grant of such capital gains options under the 2003 Plan and shall remain in effect at least until the lapse of one year following the end of the tax year during which we first granted capital gains options. All Approved 102 Options (or the ordinary shares issued upon exercise thereof) must be held in trust by a trustee for the requisite holding period under Section 102 in order to benefit from the certain tax advantages. We may also grant Unapproved 102 Options, which do not have any tax benefit and are not held by a trustee. Options granted under Section 102 are taxed on the date of sale of the exercised ordinary shares and/or the date of the release of the options or such exercised ordinary shares from the trust.

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

          Options granted under the 2003 Plan are not assignable or transferable by an optionee, other than by will or by laws of descent and distribution, and during the lifetime of an optionee may be exercised only by the optionee or by the optionee’s legal representative. Such options may be exercised as long as the optionee is employed by, or providing services to us or any of our affiliates, to the extent the options have vested.

          During 2008, options to purchase an aggregate of 289,000 ordinary shares were granted under the 2003 Plan at an average exercise price of $1.08 per share, and no options were exercised. At December 31, 2008, options to purchase 529,500 ordinary shares were outstanding under the 2003 Plan, exercisable at an average exercise price of $1.85 per share.

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

          The 2006 Plan will be administered by our Board of Directors or to the extent permitted by Israeli law, a Compensation Committee of our Board of Directors, if established by our Board of Directors at its discretion. All references below to the “Committee” refers to the Board of Directors or compensation committee established by our Board of Directors, as applicable. The Committee will have the authority, in its discretion, to establish from time to time guidelines or regulations for the administration of the 2006 Plan, to interpret the 2006 Plan, and to make all determinations it considers necessary or advisable for the administration of the 2006 Plan, in addition to the other responsibilities and powers assigned to the Committee in the 2006 Plan. All decisions, actions or interpretations of the Committee under the 2006 Plan will be final, conclusive and binding upon all parties.

          Each option granted under the 2006 Plan will be either an option intended to be treated as an “incentive stock option,” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, or an option that will be treated as a “non-qualified stock option.” No incentive stock may be granted to any individual who is not an eligible employee of our company or a “subsidiary” within the meaning of the Code. No incentive stock option may be granted to an employee if, as of the date of grant of such option, such employee owns stock possessing more than ten percent of the total combined voting power of all classes of stock of our company or any affiliated company, a “10% Holder,” unless (a) the exercise price per share under such option is at least 110% of the fair market value of an ordinary share determined as of the date of grant of such option, and (b) such option is not exercisable after the expiration of five years from the date of grant of such option. No incentive stock option may be granted under the 2006 Plan after the ten year anniversary of its adoption.

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

          Options granted under the 2006 Plan are nontransferable, other than by will or the laws of descent and distribution, and may be exercised during the grantee’s lifetime only by the grantee. However, if the instrument evidencing the grant of an option other than an incentive stock option so provides, the grantee may transfer his or her rights with respect to such option or any portion thereof, without consideration, to any “family member,” as such term is defined in the 2006 Plan.

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

          Our Board of Directors may, with prospective or retroactive effect, amend, suspend or terminate the 2006 Plan or any portion of the 2006 Plan at any time. However, no amendment, suspension or termination of the 2006 Plan may adversely affect the rights of any grantee with respect to any options previously granted to the grantee without his or her written consent. Also, no amendment which constitutes a “material revision” of the 2006 Plan, within the meaning of such term under NASDAQ rules, may be effective unless approved by our shareholders in the manner required by such rules and by applicable law.

          During 2008, no options were granted under the 2006 Plan and no options were exercised. At December 31, 2008, options to purchase 20,000 ordinary shares were outstanding under the 2006 Plan, exercisable at an average exercise price of $1.23 per share.

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

          The following table sets forth certain information as of April 1, 2009 regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares(2)

The Info Group, Inc.	2,174,615	(3)	24.4%
Chaim Mer and Dora Mer	2,027,908	(3)	22.7%
Roni Ben David and Aliza Ben-David	1,276,806	(4)	14.3%
Lior Salanksy	1,240,280	(5)	13.7%
Isaac Ben-Bassat	777,010	(6)	8.7%

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

(2)	The percentages shown are based on 8,917,950 ordinary shares (excluding 10,800 ordinary shares held as treasury stock) issued and outstanding as of April 1, 2009.

(3)

The Info Group, Inc. is a Massachusetts corporation controlled by Mr. Roger Challen. Accordingly, Mr. Roger Challen may be deemed to have the sole voting and dispositive power as to the ordinary shares of the Issuer held of record by The Info Group, Inc.

(4)

Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the record holders of 271,821 ordinary shares, and are the beneficial owners of 1,744,453 ordinary shares through their controlling interest in Mer Ofekim Ltd., 11,539 ordinary shares through their controlling interest in Mer Services Ltd. and 95 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(5)

Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on January 29, 2009. Based on the Schedule 13G/A, 1,276,806 ordinary shares are owned of record by Dana Optimum Investments Ltd., an Israeli company jointly owned by Mr. Roni Ben-David and his wife Mrs. Aliza Ben-David. Accordingly, Mr. Roni Ben-David and Mrs. Aliza Ben-David may be deemed to have the shared voting and dispositive power as to the ordinary shares of the Issuer held of record by Dana Optimum Investments Ltd.

(6)

Based upon a Schedule 13D/A filed with the Securities and Exchange Commission on October 7, 2008. Includes 1,129,856 ordinary shares owned of record by Mr. Salanksy, 100,000 ordinary shares subject to currently exercisable stock options granted to Mr. Salansky with an exercise price of $1.08 per share that expire on February 2013, and 10,424 ordinary shares subject to currently exercisable warrants granted to Mr. Salansky that have an exercise price of $4.00 per share and expire on August 10, 2009.

(7)

Based upon a Schedule 13D/A filed with the Securities and Exchange Commission on October 30, 2008. Includes 146,965 ordinary shares owned of record by Mr. Ben-Bassat and 630,045 ordinary shares owned of record by Ron Dan Investments Ltd., a company controlled by Mr. Ben-Bassat.

Significant Changes in the Ownership of Major Shareholders

          On February 11, 2008, we issued in a private placement 750,000 ordinary shares to Mr. Lior Salanksy at a price per share of $1.0 and for a total consideration of $750,000. On February 21, 2008, Mr. Lior Salanksy filed a Schedule 13D with the Securities and Exchange Commission reflecting ownership of 1,042,060, or 15.97%, of our ordinary shares. On October 7, 2008, Mr. Lior Salanksy filed a Schedule 13D/A with the Securities and Exchange Commission reflecting ownership of 1,190,280, or 17.7%, of our ordinary shares.

          On September 29, 2008, we completed a private placement of 219,490 of our ordinary shares at a price of $1.139 per share, or aggregate proceeds of $250,000, with Mr. Lior Salansky, our President, who is also a director and a principal shareholder, Mr. Isaac Ben-Bassat a director, and Mr. Eytan Bar, our chief executive officer. On October 10, 2008, Mr. Eytan Bar filed a Schedule 13D with the Securities and Exchange Commission reflecting ownership of 367,707, or 5.3%, of our ordinary shares. On October 30, 2008, Mr. Ben-Bassat filed a Schedule 13D/A with the Securities and Exchange Commission reflecting ownership of 777,010, or 11.6%, of our ordinary shares. See paragraph above for Schedule 13D/A filed by Mr. Lior Salanksy on October 7, 2008.

          On December 30, 2008, we completed the acquisition of certain assets and liabilities of AnchorPoint, a Massachusetts-based provider of TEM solutions. The aggregate consideration paid for the acquisition was the issuance of 2,174,615 of our ordinary shares, or 24.4% of our outstanding shares on a post-transaction basis. AnchorPoint changed its name to The Info Group, Inc. following the completion of the transaction.

Major Shareholders Voting Rights

          Our major shareholders do not have different voting rights

Record Holders

          Based on a review of the information provided to us by our transfer agent, as of March 23, 2008, there were 33 holders of record of our ordinary shares, of which eight record holders holding approximately 57.83% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 33.42% of our outstanding ordinary shares as of such date).

B.	Related Party Transactions

          Prior to May 2008, Mrs. Dora Mer, the wife of Chaim Mer, provided legal services to us, and we paid her a monthly retainer of $5,000 for such services. The conditions of retaining the services of Mrs. Mer were approved by our Audit Committee and Board of Directors. In May 2008, Mrs. Mer joined the Israeli law firm of M. Firon & Co., Advocates and Notaries, and provides legal services to us through that firm since such date for a monthly retainer of $5,000, to be paid in NIS. We may cancel the agreement with M. Firon & Co. upon thirty (30) days’ prior notice. The conditions of retaining the services of M. Firon & Co. were approved by our Audit Committee and Board of Directors on April 2, 2008.

          Our subsidiaries, MTS Asia Ltd. and MTS IntegraTRAK, entered into an agreement with C. Mer Industries Ltd, or C. Mer, pursuant to which they distribute and support certain of C. Mer’s products and provide certain services on behalf of C. Mer. Generally, C. Mer compensates MTS Asia Ltd. for these activities at cost plus 10% and compensates MTS IntegraTRAK at cost plus 5%. C. Mer is a publicly traded company controlled by Mr. Chaim Mer, and Mr. Mer has been the Chairman of its Board of Directors since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005.

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

          On February 11, 2008, we issued in a private placement 750,000 ordinary shares to Mr. Lior Salanksy, our President and a director, at a price per share of $1.0 and for a total consideration of $750,000.

          On September 29, 2008, we completed a private placement of 219,490 of our ordinary shares at a price of $1.139 per share, or aggregate proceeds of $250,000, with Mr. Lior Salansky, our President, who is also a director and a principal shareholder, Mr. Isaac Ben-Bassat, a director, and Mr. Eytan Bar, our chief executive officer.

          On March 25, 2009, our Audit Committee and Board of Directors approved a transaction with Mer & Co. (1982) Ltd., or Mer & Co. According to the terms of the transaction, we will sell our products to Mer & Co, which has an Israel Defense Forces approved supplier number, and it will represent us and sell our products to the Israel Defense Forces. For its services, Mer & Co. will be entitled to 5% of the amounts to be received from the Israel Defense Forces for our software products. We may cease the arrangement by giving ten days’ prior notice, and the arrangement will terminate upon our company receiving an Israel Defense Forces approved supplier number. Mer & Co. is a subsidiary of C. Mer Industries Ltd., an Israeli publicly traded company controlled by Mr. Chaim Mer. Mr. Chaim Mer has served as the Chairman of its Board of Directors since 1988. Mr. Chaim Mer is a major shareholder of our company and has served as the Chairman of our Board of Directors and a director since our inception in December 1995.

C.	Interests of Experts and Counsel

          Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

          See the consolidated financial statements, including the notes thereto included in Item 18.

Export Sales

          See Note 11 of our consolidated financial statements.

Legal Proceedings

          In April 2000, the tax authorities in Israel issued to us a demand for a tax payment in the amount of approximately NIS 6.0 million (approximately $1.6 million) for the 1997 to 1999 period. We have appealed to the Israeli district court in respect of this tax demand. We believe that certain defenses can be raised against the demand of the tax authorities. We have made a provision in our financial statements for this tax demand for the amount deemed probable, based on the current evidence, which we believe is adequate.

          On November 22, 2005, we received a letter from one of our customer’s legal counsel alleging, among other things, that we materially breached an agreement relating to our billing solutions that we entered into with the customer on March 9, 2005, as subsequently amended on June 6, 2005. The customer is seeking full repayment of the amounts that were paid by him under the agreement in the amount of approximately $111,000, plus interest and indemnification for damages that he claims to have suffered as a result of our alleged breach. We cannot currently assess the outcome or possible adverse effect on our financial position or results of operations.

          On February 21, 2007, one of our suppliers filed a complaint in the Kfar-Saba Magistrate Court against us, under which he was seeking the payment of NIS 179,000 (approximately $47,000) for electronic components that were ordered by us for a third party (the customer referred to in the foregoing paragraph). On December 10, 2008, the Kfar-Saba Magistrate Court ruled that we are required to pay approximately $42,000 plus interest of Libor+1% and expenses of $14,000. As of December 31, 2008, we had fully paid the amounts under this ruling.

          On July 24, 2006, a claim was filed in the Tel-Aviv Superior Court against our company and Tim Computers and Systems Ltd, or TIM, for an order of inspection and monetary relief in the total amount of NIS 313,000 ($82,000), of which NIS 112,000 ($30,000) is demanded from our company and NIS 200,000 ($53,000) is demanded from TIM. The plaintiff is a former minority shareholder of a company in which we were the major shareholder. The claim relates to the rights to proceeds received under a software development project in which we and TIM participated and in which the plaintiff was involved. On June 1, 2008, the plaintiff submitted an amended statement of claim to the court in which our company was added as a “formal defendant” without requesting any relief or articulating any claim against us. Although the litigation is in a preliminary stage, our legal advisors believe that the likelihood of the plaintiff being awarded any monetary relief from our company is low.

          On March 15, 2007, we received a letter from one of our customer’s legal counsel alleging, among other things, that we materially breached an agreement relating to our billing solutions that we entered into with the customer on March 30, 2006. The customer is seeking full repayment of the approximately $141,000 that was paid by him under the agreement, plus liquidated damages. We believe that the customer’s cancellation of the contract was unfounded and intend to vigorously pursue our rights under the contract. Due to the preliminary stage of this matter, we and our legal advisors cannot currently assess the outcome of the litigation or its possible adverse effect on our financial position or results of operations.

          During August 2007, our Brazilian subsidiary, TABS Brazil Ltda., was ordered by the Labor Law Court in Brazil to pay approximately 180,000 Brazilian Reais (approximately $101,000) to one of its former employees. TABS Brazil Ltda. has filed an appeal of the ruling. We recorded a provision in our financial statements for the amount deemed probable.

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

          According to the Israeli Companies Law, a company may distribute dividends out of its profits (as such term is defined in the Israeli Companies Law), provided that there is no reasonable concern that payment of the dividend will prevent the company from satisfying all its current and foreseeable obligations, as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, at the company’s request, provided that there is no reasonable concern that payment of the dividend will prevent the company from satisfying its current and foreseeable obligations, as they become due. In the event cash dividends are declared, such dividends will be paid in NIS.

B.	Significant Changes

          Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2008.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Stock Information

          The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

Year	High	Low

2008	$1.69	$0.75
2007	$3.26	$0.02
2006	$3.50	$1.50
2005	$4.23	$3.01
2004	$4.00	$1.90

Quarterly Stock Information

          The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

	High	Low

2007
First Quarter	$1.92	$1.53
Second Quarter	$1.65	$1.35
Third Quarter	$3.26	$0.75
Fourth Quarter	$1.65	$0.02

2008
First Quarter	$1.33	$0.75
Second Quarter	$1.69	$1.07
Third Quarter	$1.1501	$1.09
Fourth Quarter	$1.37	$0.90

2009
First Quarter	$1.45	$0.90

Monthly Stock Information

          The following table sets forth, for each of the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

Month	High	Low

October 2008	$1.37	$0.95
November 2008	$1.05	$0.90
December 2008	$1.05	$0.94
January 2009	$1.16	$0.95
February 2009	$1.45	$0.95
March 2009	$1.04	$0.90

B.	Plan of Distribution

          Not applicable.

C.	Markets

          Our ordinary shares were listed on the NASDAQ Global Market (formerly the NASDAQ National Market) in connection with our initial public offering on May 21, 1997. On December 23, 1998, the listing of our ordinary shares was transferred to the NASDAQ Capital Market (symbol: MTSL).

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

The Powers of the Directors

          Under the provisions of the Israeli Companies Law and our Articles of Association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. See Item 6C. “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

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

          The rights attached to the ordinary shares are as follows:

          Dividend rights. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law. Our Articles of Association provide that the declaration of a dividend requires approval by an ordinary resolution of the shareholders, which may decrease but not increase the amount proposed by the board of directors. See Item 8A. “Financial Information – Consolidated and Other Financial Information – Dividend Distribution Policy.” If after one year a dividend has been declared and it is still unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed. We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

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

          An ordinary resolution, such as a resolution for the declaration of dividends, requires approval by the holders of a majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting thereon. Under our Articles of Association, a special resolution, such as amending our memorandum of association or articles of association, approving any change in capitalization, winding-up, authorization of a class of shares with special rights, or other changes as specified in our Articles of Association, requires approval of a special majority, representing the holders of no less than 75% of the voting rights represented at the meeting in person, by proxy or by written ballot, and voting thereon.

          Pursuant to our Articles of Association, our directors (other than outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office. For information regarding the election of outside directors, see Item 6C. “Directors, Senior Management and Employees – Board Practices – Election of Directors - Outside and Independent Directors - Outside Directors.”

          Rights to share in our company’s profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution. See this Item 10B. “Additional Information – Memorandum and Articles of Association – Rights Attached to Shares – Dividend Rights.”

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

          Limitations on any existing or prospective major shareholder. See Item 6C. “Directors and Senior Management –Board Practices - Approval of Related Party Transactions Under Israeli Law.”

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

Annual and Extraordinary Meetings

          Under the Israeli Companies Law a company must convene an annual meeting of shareholders at least once every calendar year and within 15 months of the last annual meeting. Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required. Our board of directors may, in its discretion, convene additional meetings as “special general meetings.” With respect to “special general meetings notice of at least 35 days prior to the date of the meeting is required. In addition, the board must convene a special general meeting upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company. See Item 10B. “Additional Information - Memorandum and Articles of Association - Rights Attached to Shares - Voting Rights.”

Limitations on the Rights to Own Securities in Our Company

          Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries, which are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

          Tender Offer. A person wishing to acquire shares, or any class of shares, of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital, or a class of shares, is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the remaining issued and outstanding shares of the company, or the class of shares, as the case may be. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company, or of the relevant class of shares, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, the shareholders may petition the court to determine that the consideration for the acquired shares is less than the shares’ fair value and that the acquiring party should pay the shares’ fair value. If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, or of the relevant class of shares, as the case may be, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would own over 90% of the company’s issued and outstanding share capital, or of the relevant class of shares.

          The Israeli Companies Law provides that an acquisition of shares of a public company be made by means of a tender offer if as a result of the acquisition the purchaser would become the holder of a “control block.” Under the Israeli Companies Law shares conferring 25% or more of the voting rights in the company constitute a “control block.” The requirement for a tender offer does not apply if there is already another holder of a control block. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the acquirer would hold more than 45% of the voting rights in the company, unless there is another person holding more than 45% of the voting rights in the company. These requirements do not apply if:

•

the acquisition was made in a private placement the object of which was to confer to the acquiring party a “control block” where there is no holder of a “control block,” or to confer to the acquiring party 45% of the voting rights in the company where there is no holder of 45% of the voting rights in the company, and the private placement received the general meeting’s approval; or

•	the acquisition was from the holder of a “control block” and resulted in a person becoming the holder of a “control block;” or

•	the acquisition was from a shareholder holding more than 45% of the voting rights in the company and resulted in a person becoming a holder of more than 45% of the voting rights in the company.

          Merger. The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, except under certain circumstances specified below, by the majority of each party’s shares voted on the proposed merger at a shareholders meeting convened upon prior notice of at least 35 days (which may be shortened to 14 days in certain circumstances). A merger is defined as the transfer of all assets and liabilities, including conditional, future, known and unknown debts of the target company to the surviving company, as a result of which the target company is liquidated, and stricken out of the Companies Register.

          Under the Israeli Companies Law, if the approval of a general meeting of the shareholders is required, merger transactions may be approved by holders of a simple majority of the shares present and voting, in person or by proxy or by written ballot, at the general meeting convened to approve the transaction. If one of the merging companies, or a shareholder that holds 25% or more of the means of control of one of the merging companies, or a 25% shareholder, holds shares of the other merging company, then a dissenting vote of holders of the majority of the shares of the other merging company present and voting, excluding shares held by the merging company or a 25% shareholder thereof, or by anyone acting on behalf of either of them, their relatives and corporations controlled thereby, is sufficient to reject the merger transaction. Means of control are defined as any of the following: (i) the right to vote at a general meeting of a company; and (ii) the right to appoint a director of a company. If the transaction would have been approved but for the exclusion of the votes as previously indicated, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of the company. The court will not approve a merger unless it is convinced that the merger is fair and reasonable, taking into account the values of the merging companies and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merged company. In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

          Notwithstanding the foregoing, a merger is not subject to the approval of the shareholders of the target company if the target company is a wholly-owned subsidiary of the surviving company. A merger is not subject to the approval of the shareholders of the surviving company if:

•	the merger does not require the alteration of the memorandum or articles of association of the surviving company;

•

the acquiring company would not issue more than 20% of the voting rights thereof to the shareholders of the target company in the course of the merger and no person will become, as a result of the merger, a controlling shareholder of the surviving company, on a fully diluted basis;

•	neither the target company, nor any shareholder that holds 25% of the means of control of the target company is a shareholder of the surviving company; and

•	there is no person that holds 25% or more of the means of control in both companies.

Disclosure of Shareholders Ownership

          The Israeli Securities Law and regulations promulgated thereunder do not require a company whose shares are publicly traded solely on a stock exchange outside of Israel, as in the case of our company, to disclose its share ownership.

Changes in Our Capital

          Changes in our capital are subject to the approval of the shareholders at a general meeting by a special majority of 75% of the votes of shareholders participating and voting in the general meeting.

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

          On September 29, 2008, we completed a private placement of 219,490 of our ordinary shares at a price of $1.139 per share, or aggregate proceeds of $250,000, with our President, who is also a principal shareholder and a director, one of our directors and our chief executive officer. The price per share is equal to the average closing price of an ordinary share on the NASDAQ Capital Market during the 30 trading days prior to the closing date.

          On December 30, 2008, we completed the acquisition of certain assets and liabilities of AnchorPoint, a Massachusetts-based provider of TEM solutions. We believe that the acquisition of AnchorPoint’s TEM solutions will enable us to expand our products offerings and will reduce our customers’ telecom costs and improve their information technology and telecom activities. The aggregate consideration for the acquisition was 24.4 % of our outstanding shares on a post-transaction basis.

D.	Exchange Controls

          Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new “general permit” was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under such law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

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

General Corporate Tax Structure

          Israeli companies are generally subject to income tax on their taxable income. The applicable rate for 2008 is 27%, which was reduced to 26% in 2009 and will be further reduced to 25% in 2010 and thereafter. However, the effective tax rate payable by a company that derives income from an approved enterprise may be considerably less (as further discussed below).

          Following an additional amendment to the tax ordinance, which came into effect on January 1. 2009, for a period of one year, an Israeli corporation may elect a 5% rate of corporate tax (instead of 25%) for dividend distributions received from a foreign subsidiary which is used in Israel in 2009, or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of use of the dividend income and the period during which the dividend income will be used in Israel.

Controlled Foreign Companies

          Under the controlled foreign companies rules an Israeli company may become subject to Israeli taxes (as deemed dividends) on non-distributed profits of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains) and if the taxes imposed outside of Israel are no more than 20% of the profits.

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

          Taxable income of a company derived from an approved enterprise is subject to corporate tax at the maximum rate of 25% (rather than the regular corporate tax rate) for the benefit period. This period is ordinarily seven years (or 10 years if the company qualifies as a foreign investors’ company as described below) commencing with the year in which the approved enterprise first generates taxable income, and is limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier. Tax benefits under the Investments Law also apply to income generated from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business. The Investment Law also provides that a company that has an approved enterprise within Israel will be eligible for a reduced tax rate and is entitled to claim accelerated depreciation on buildings, machinery and equipment used by the approved enterprise during the first five years of use.

          A company owning an approved enterprise may elect to forego entitlement to the grants otherwise available under the Investment Law and in lieu thereof participate in an alternative track of benefits. Under the alternative track of benefits, a company’s undistributed income derived from an approved enterprise will be exempt from company tax for a period of two years from the first year of taxable income and such company will be eligible for a reduced tax rate for the remainder, if any, of the otherwise applicable benefits period.

          A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company that more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company, which qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period. The company tax rate applicable to income from the approved enterprise earned in the benefit period (distributed or not) is as follows:

For a company with foreign investment of	The company tax rate is

over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

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

          We have been granted approved enterprise status with respect to several investment programs and chose the alternative track with respect to each of these programs. See Item 5A. “Operating and Financial Review and Prospects - Operating Results - Effective Corporate Tax Rate.”

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

          An amendment to the Investments Law, which came into effect on April 1, 2005, changed certain provisions of such law, including the criteria for investments qualified to receive tax benefits under the Investments Law. An eligible investment program under the amendment will qualify for benefits as a “Privileged Enterprise” (rather than the previous terminology of Approved Enterprise). As a result of the amendment, a company is no longer obliged to acquire approved enterprise status in order to receive the tax benefits previously available under the alternative benefits track, and therefore there is no need to apply to the Investment Center for this purpose (however, approved enterprise status remains mandatory for companies seeking grants). Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the amendment. Companies may also approach the Israeli Tax Authority for a pre-ruling regarding its eligibility for benefits under the amendment. The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime will apply only to new investment programs.

          Tax benefits are available under the April 2005 amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, a company must make an investment in the Privileged Enterprise exceeding a minimum amount specified in the Investment Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Privileged Enterprise, referred to as the Year of Election. Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered a Privileged Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In such case, the minimum investment required in order to qualify as a Privileged Enterprise is required to exceed a certain percentage of the company’s production assets before the expansion.

          Under the Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, generally all cross-border transactions carried out between related parties are required to be conducted on an arm’s length basis and will be taxed accordingly.

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

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

          Under the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, Industrial Companies are entitled to certain corporate tax benefits, including, among others:

•	deduction, under certain conditions, of purchases of know-how and patents over an eight-year period for tax purposes;

•	right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies;

•	accelerated depreciation rates on equipment and buildings; and

•

deductions over a three-year period of expenses involved with the issuance and listing of shares on the Tel Aviv Stock Exchange or, on or after January 1, 2003, on a recognized stock market outside of Israel.

          Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. Under the Industry Encouragement Law, an “Industrial Company” is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise owned by an Industrial Company, whose major activity in a given tax year is industrial production activity.

          We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law. No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Grants under the Law for the Encouragement of Industrial Research and Development, 1984

          The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Office of the Chief Scientist, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, and the regulations promulgated thereunder, commonly referred to as the Research Law. Grants received under such programs are repaid through a mandatory royalty based on revenues from products incorporating know-how developed with the grants. This government support is conditioned upon the ability of the participant to comply with certain applicable requirements and conditions specified in the Office of the Chief Scientist’s programs and with the provisions of the Research Law.

          Under the Research Law, research and development programs which meet specified criteria and are approved by a research committee of the Office of the Chief Scientist are eligible for grants of up to 50% of certain of the project’s approved expenditure, as determined by the research committee.

          In exchange, the recipient of such grants is required to pay the Office of the Chief Scientist royalties from the revenues derived from products incorporating technology developed within the framework of the approved research and development program or derived from such program (including ancillary services in connection with such program), usually up to 100% of the U.S. dollar-linked value of the total grants received in respect of such program, plus LIBOR interest.

          The terms of the Israeli Government participation generally requires that the products developed with such grants be manufactured in Israel and that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel. However, the Office of the Chief Scientist may approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute. In addition, under certain circumstances and subject to the Office of the Chief Scientist’s prior approval, know-how that has been funded by the Office of the Chief Scientist may be transferred outside of Israel, generally in the following cases: (a) the grant recipient pays to the Office of the Chief Scientist a portion of the consideration paid for such funded know-how (according to a certain formulas), (b) the grant recipient receives know-how from a third party in exchange for its funded know-how, or (c) such transfer of funded know-how arises in connection with certain types of cooperation in research and development activities.. No approval is required for the sale or export of any products resulting from such research and development.

          The Research Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the Research Law. In addition, the rules of the Office of the Chief Scientist may require prior approval of the Office of the Chief Scientist or additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 1% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the Research Law. Additionally, procedures regulated under the Research Law require the grant recipient to obtain the approval of the Office of the Chief Scientist prior to a change in the holdings of the recipient or change in the holdings of the means of control of the recipient if the recipient’s shares are being issued to a non-Israeli person or entity and require the new non-Israeli party to undertake to the Office of the Chief Scientist to comply with the Research Law.

          In the past, we received funding from the Office of the Chief Scientist for selected research and development projects. In 2005, 2006, 2007 and 2008, we received the approval of the Office of the Chief Scientist for new research and development grants in the aggregate amount of $130,000, $578,000, $469,000 and $158,000, respectively. See Item 5C. “Operating and Financial Review and Prospects - Research and Development, Patents and Licenses” for additional details on the grants that we have received and our contingent liability to the Office of the Chief Scientist.

Special Provisions Relating to Taxation under Inflationary

          The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features, which are material to us, can be summarized as follows:

•

There is a special tax adjustment for the preservation of equity whereby some corporate assets are classified broadly into fixed assets and non-fixed assets. Where a company’s equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company’s equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

•	Subject to specific limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

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

Taxation of Dividends Paid on our Ordinary Shares

Taxation of Non-Israeli Shareholders

          Under Israeli tax law, a distribution of dividends from income attributable to an Approved Enterprise and Privileged Enterprise will be subject to tax in Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (but the 12-year limitation does not apply to a Foreign Investors Company). Any distribution of dividends from income that is not attributable to an Approved Enterprise will be subject to tax in Israel at the rate of 25%, except that dividends distributed on or after January 1, 2006 to an individual and an entity who is deemed “a non-substantial shareholder” will be subject to tax at the rate of 20%.

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

Taxation of Israeli Shareholders

          Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends, at the rate of 20%, or 25% for a shareholder that is considered a material shareholder (within the meaning of the Israeli Income Tax Ordinance) at any time during the 12-month period preceding such distribution. Dividends paid on our ordinary shares to Israeli companies are exempt from such tax, except for dividends distributed from income derived outside of Israel, which are subject to the 25% tax rate.

          Dividends paid from income derived from attributable to an Approved Enterprise and Privileged Enterprise are subject to tax, which is withheld at the source, at the rate of 15%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability to this tax rate.

Taxation of Capital Gains

Taxation of Israeli Shareholders

          Until the end of 2002, provided we maintained our status as an industrial corporation, capital gains from the sale of our securities were generally exempt from Israeli capital gains tax. This exemption did not apply to a shareholder whose taxable income was determined pursuant to the Israeli Income Tax Law (Inflationary Adjustments), 1985, or to a person whose gains from selling or otherwise disposing of our securities were deemed to be business income.

          From January 1, 2003, capital gains from the sale of our securities were generally subject to tax. On January 1, 2006, an amendment to the Israeli tax regime became effective, which significantly changed the tax rates applicable to income derived from securities. Under the new tax regime, an individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a “substantial shareholder” (generally a shareholder with 10% or more of the right to profits, right to nominate a director and voting rights) in the company issuing the shares. A substantial shareholder will be subject to tax at a rate of 25% in respect of real capital gains derived from the sale of shares issued by the company in which he or she is a substantial shareholder. The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding this date he had been a substantial shareholder.

Taxation of Non-Israeli Shareholders

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

Israeli Transfer Pricing Regulations

          The Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, generally require that all cross-border transactions carried out between related parties be conducted on an arm’s length basis and be taxed accordingly.

United States Federal Income Tax Consequences

          The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

•	broker-dealers,

•	financial institutions,

•	certain insurance companies,

•	regulated investment companies,

•	investors liable for alternative minimum tax,

•	tax-exempt organizations,

•	non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

•	persons who hold the ordinary shares through partnerships or other pass-through entities,

•	persons who acquired their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services,

•	certain expatriates or former long-term residents of the United States,

•	investors that own or have owned, directly, indirectly or by attribution, 10 percent or more of our voting shares, and

•	investors holding ordinary shares as part of a straddle or appreciated financial position or a hedging or conversion transaction.

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

          For purposes of this summary, a U.S. Holder is any beneficial owner of ordinary shares that is:

•	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

•	a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

          Subject to the discussion below under the heading “Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares, and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “--Disposition of Ordinary Shares” below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

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

          Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive category income or general category income for United States foreign tax credit purposes. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

          Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder through 2010 will be subject to tax at a reduced maximum tax rate of 15 percent. The rate reduction does not apply to dividends received from passive foreign investment companies, see discussion below. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the “Treaty”) or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Disposition of Ordinary Shares

          If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amounts realized on the sale or other disposition and the adjusted tax basis in ordinary shares. Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

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

          For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our relatively substantial cash position at the time, we believe that we were a PFIC in certain periods in the past under a literal application of the asset test described above, which looks solely to the market value of our assets. We do not believe that we were a PFIC in 2008. Certain U.S. holders may have been eligible to elect to be treated as if they had sold their ordinary shares when we ceased to be a PFIC. Any holders who validly made such an election will not be treated as holding shares in a PFIC unless we again become a PFIC at a future time. U.S. Holders who held our ordinary shares during any period when we were a PFIC will generally be subject to the tax treatment described below, even in years when we are not classified as a PFIC.

          If we are a PFIC, dividends will not qualify for the reduced maximum tax rate, applicable to qualified dividend income, discussed above, and, subject to the discussion of the consequences of a “mark-to-market” election, described below:

•	you will be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

•

the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and

•	you will be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

          In addition, holders of stock in a PFIC may not receive a “step-up” in basis on shares acquired from a decedent.

          The PFIC provisions discussed above apply to U.S. persons who directly or indirectly hold stock in a PFIC. Generally, a U.S. person is considered an indirect shareholder of a PFIC if it is:

•	A direct or indirect owner of a pass-through entity, including a trust or estate, that is a direct or indirect shareholder of a PFIC,

•	A shareholder of a PFIC that is a shareholder of another PFIC, or

•	A 50%-or-more shareholder of a foreign corporation that is not a PFIC and that directly or indirectly owns stock of a PFIC.

          An indirect shareholder may be taxed on a distribution paid to the direct owner of the PFIC and on a disposition of the stock indirectly owned. Indirect shareholders are strongly urged to consult their tax advisors regarding the application of these rules.

          If we become a PFIC and cease to be a PFIC in a future year, or if a U.S. Holder held our ordinary shares during a year in which we were a PFIC, a U.S. Holder may avoid the continued application of the tax treatment described above by electing to be treated as if it sold its ordinary shares on the last day of the last taxable year in which we were a PFIC. Any gain would be recognized and subject to tax under the rules described above. Loss would not be recognized. A U.S. Holder’s basis in its ordinary shares would be increased by the amount of gain, if any, recognized on the sale. A U.S. Holder would be required to treat its holding period for its ordinary shares as beginning on the day following the last day of the last taxable year in which we were a PFIC.

          If the ordinary shares are considered “marketable stock” and if you elect to “mark-to-market” your ordinary shares, you would not be subject to the rules described above. Instead, you will generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss (to the extent of net mark-to-market gains) on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss. Loss on a disposition, to the extent in excess of net mark-to-market gains, would be treated as capital loss. Gain or loss from the disposition of ordinary shares (as to which a “mark-to-market” election was made) in a year in which we are no longer a PFIC will be capital gain or loss. Loss on a disposition, to the extent in excess of net mark-to-market gains, would be treated as capital loss. Our ordinary shares should be considered “marketable stock” if they traded at least 15 days during each calendar quarter of the relevant calendar year in more than de minimis quantities.

          A U.S. Holder of ordinary shares will not be able to avoid the tax consequences described above by electing to treat us as a qualified electing fund, or QEF, because we do not intend to prepare the information that U.S. Holders would need to make a QEF election.

          Because the PFIC rules are highly complex and will depend on each investor’s particular circumstances, U.S. holders are urged to consult their tax advisors regarding the application of such rules.

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

          Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

U.S. Gift and Estate Tax

          An individual U.S. Holder of ordinary shares will be subject to U.S. gift and estate taxes with respect to ordinary shares in the same manner and to the same extent as with respect to other types of personal property.

F.	Dividend and Paying Agents

          Not applicable.

G.	Statement by Experts

          Not applicable.

H.	Documents on Display

          We are subject to the reporting requirements of the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual and interim reports and other information with the Securities and Exchange Commission.

          As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the Securities and Exchange Commission an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public accounting firm. We also file reports on Form 6-K with the Securities and Exchange Commission containing unaudited financial information for the first three quarters of each fiscal year. We post our annual report on Form 20-F on our website (www.mtsint.com) promptly following the filing of our annual report with the Securities and Exchange Commission. The information on our website is not incorporated by reference into this annual report.

          This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms: 100 F Street, N.E., Room 1580, Washington, D.C. 20549; and are also available on the Securities and Exchange Commission’s website (http://www.sec.gov). You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by visiting the Securities and Exchange Commission’s website at http://www.sec.gov, and may obtain copies of our filings from the public reference room by calling 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 0-28950.

          The documents concerning our company referred to in this annual report may also be inspected at our offices located at 14 Hatidhar Street, Ra’anana 43665, Israel.

I.	Subsidiary Information

          Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Exposure To Market Risks

          We are exposed to a variety of risks, including changes in interest rates affecting primarily interest received on short-term deposits and foreign currency fluctuations. We do not use derivative financial instruments to hedge against such exposure.

Foreign Currency Exchange Risk

          We have operations in several countries in connection with the sale of our products. A substantial portion of our sales and expenditures are denominated in dollars. We have mitigated, and expect to continue to mitigate, a portion of our foreign currency exposure through salaries, marketing and support operations in which all costs are local currency based. As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the Euro and NIS). A hypothetical 10% movement in foreign currency rates (primarily the Euro and NIS) against the dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in expected 2009 sales revenues of approximately $200,000.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

          We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

          Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

          Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2008, our internal control over financial reporting was effective.

          This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial report. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

          There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

          The following table sets forth, for each of the years indicated, the fees paid to our principal independent registered public accounting firm. All of such fees were pre-approved in advance by our Audit Committee.

	Year Ended December 31,

Services Rendered	2007	2008

Audit (1)	$93,000	$111,000
Audit-related(2)	15,000	–
Tax (3)	7,000	–

Total	$115,000	$111,000

(1)

Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit and reviews of our interim financial results, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	Audit-related fees for 2007 relate to services provided in connection with the filing of Reports on Form 6-K for the nine months period ended September 30, 2007.

(3)	Tax fees relate to services performed by the tax division for tax compliance, planning and service.

Pre-Approval Policies and Procedures

          Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accountants, Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Committee, and also requires the audit committee to consider whether proposed services are compatible with the independence of the public accountants.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

          Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

          Neither we nor any affiliated purchaser has purchased any of our ordinary shares during 2008.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

          Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

          Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350. A foreign private issuer that elects to follow a home country practice instead of any of such provisions of Rule 4350, must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. We have provided NASDAQ with notices of non-compliance with respect to the following NASDAQ rules:

•

The requirement to maintain a majority of independent directors, as defined under the NASDAQ Marketplace Rules. Instead, under Israeli law and practice, we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors. In addition, in accordance with the rules of the Securities and Exchange Commission and NASDAQ, we have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee. See Item 6C. “Directors, Senior Management and Employees - Board Practices - Outside and Independent Directors.”

•

The requirements regarding the directors’ nominations process. Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders. See Item 6C. “Directors, Senior Management and Employees - Board Practices - Election of Directors.

•

The requirement to obtain shareholder approval for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Under Israeli law and practice, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans and private placements. Under Israeli regulations, Israeli companies whose shares have been publicly offered only outside of Israel or are listed for trade only on an exchange outside of Israel, such as our company, are exempt from the Israeli law requirement to obtain shareholder approval for private placements of a 20% or more interest in the company. For the approvals and procedures required under Israeli law and practice for an issuance that will result in a change of control of the company and acquisitions of the stock or assets of another company, see Item 6.C. “Directors, Senior Management and Employee - Board Practices - Approval of Related Party Transactions Under Israeli Law-Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders” and Item 10.B. “Additional Information -- Memorandum and Articles of Association - Provisions Restricting Change in Control of Our Company.”

PART III

ITEM 17.	FINANCIAL STATEMENTS

          No applicable.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements

Index to Consolidated Financial Statements	F - 1

Report of Independent Registered Public Accounting Firm	F - 2

Consolidated Balance Sheets	F - 3 - F - 4

Consolidated Statements of Operations	F - 5

Consolidated Statements of Changes in Shareholders’ Equity	F - 6

Consolidated Statements of Cash Flows	F - 7 - F - 8

Notes to Consolidated Financial Statements	F - 9 - F - 38

Financial Statements of Jusan, S.A. as of and for the year ended December 31, 2006

Index to Financial Statements of Jusan, S.A.	F - 0

Report of Independent Registered Public Accounting Firm	F - 1

Balance Sheets	F - 2

Statements of Income	F - 3

Statements of Changes in Shareholders’ Equity	F - 4

Statements of Cash Flows	F - 5

Notes to Financial Statements	F - 6 - F - 17

ITEM 19.	EXHIBITS

Exhibit	Description

1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant (1)

2.1	Specimen of Ordinary Share Certificate (1)

4.1	1996 Employee Stock Option Plan (1)

4.2	2003 Israeli Share Option Plan (2)

4.3	2006 Stock Option Plan (3)

4.4	Asset Purchase Agreement dated December 30, 2004 among the Registrant and Teleknowledge Group Ltd. (4)

4.5	Securities Purchase Agreement dated August 10, 2005 among the Registrant and the Investors therein (5)

4.6	Form of Warrant (6)

4.7	Registration Rights Agreement dated August 10, 2005 (7)

4.8	Form of Warrant issued to Mr. Avi Ziv (8)

4.9	Purchase Agreement dated January 24, 2008, by and between the Registrant and Lior Salansky (9)

4.10	Purchase Agreement dated September 28, 2008, by and among the Registrant, Lior Salansky, Isaac Ben-Bassat and Eytan Bar (10)

4.11	Asset Purchase Agreement dated December 23, 2008, by and among MTS IntegraTRAK Inc., the Registrant and AnchorPoint, Inc. (now named The Info Group, Inc.)

8.1	List of Subsidiaries of the Registrant

11.1	Code of Ethics (11)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global

15.2	Consent of BDO Audiberia Auditores, S.L. (relating to Jusan, S.A.)

15.3	Consent of BDO Trevisan Auditores Independentes (relating to TABS Brazil Ltda.)

15.4	Consent of BDO McCabe Lo Limited (relating to MTS Asia Limited)

15.5	Consent of Greenberg, Rozenblatt, Kull & Bitsoli, PC (relating to The Info Group, Inc. (formerly AnchorPoint, Inc.))

(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-1, registration number 333-05814, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(2)	Filed as Exhibit 10.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.

(3)	Filed as Appendix B to Item 1 of the Registrant’s Report on Form 6-K for the month of June 2006 submitted on June 23, 2006, and incorporated herein by reference.

(4)	Filed as Exhibit 4.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2004, and incorporated herein by reference.

(5)	Filed as Item 1 to the Registrant’s Report on Form 6-K for the month of August 2005 submitted on August 19, 2005, and incorporated herein by reference.

(6)	Filed as Item 3 to the Registrant’s Report on Form 6-K for the month of August 2005 submitted on August 19, 2005, and incorporated herein by reference.

(7)	Filed as Item 2 to the Registrant’s Report on Form 6-K for the month of August 2005 submitted on August 19, 2005, and incorporated herein by reference.

(8)	Filed as Exhibit 4.6 to the Registrant’s Registration Statement on Form F-3, registration number 333-128225, and incorporated herein by reference.

(9)	Filed as Item 2 to the Registrant’s Report on Form 6-K for the month of January 2008 submitted on January 28, 2008, and incorporated herein by reference.

(10)	Filed as Item 2 to the Registrant’s Report on Form 6-K for the month of October 2008 submitted on October 2, 2008, and incorporated herein by reference.

(11)	Filed as Exhibit 14.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabby & Kasierer
3 Aminadav St.
Tel-Aviv 67067, Israel

Tel: 972 (3)6232525
Fax: 972 (3)5622555
www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of directors and Shareholders of

MER TELEMANAGEMENT SOLUTIONS LTD.

        We have audited the accompanying consolidated balance sheets of Mer Telemanagement Solutions Ltd. (“the Company”) and its subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of MTS Asia Ltd., a wholly-owned subsidiary, which statements reflect total assets of 2.6% and 1.6% as of December 31, 2008 and 2007, respectively, and total revenues of 6.5% and 6.1% for the years ended December 31, 2008 and 2007, respectively of the related consolidated total. We also did not audit the total assets that were purchased from AnchorPoint Inc. representing 6.8% of the related consolidated assets for the year ended December 31, 2008. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to amounts emanating from the financial statements of MTS Asia Ltd. and AnchorPoint Inc, is based solely on the reports of the other auditors.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	/s/ Kost, Forer, Gabbay & Kasierer KOST FORER GABBAY & KASIERER
April 2, 2008	A Member of Ernst & Young Global

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2007	2008

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,437	$2,009
Restricted marketable securities (Note 3)	169	196
Trade receivables (net of allowance for doubtful accounts of $ 882 and $ 731 at December 31, 2007 and 2008, respectively)	1,172	1,223
Unbilled receivables	129	133
Other accounts receivable and prepaid expenses (Note 4)	544	318
Investment in other companies (Note 5b)	221	–
Inventories	66	112

Total current assets	3,738	3,991

LONG-TERM ASSETS:
Severance pay fund	730	682
Other assets	3	5
Deferred income taxes (Note 12)	123	40

Total long-term assets	856	727

PROPERTY AND EQUIPMENT, NET (Note 7)	283	227

OTHER ASSETS:
Goodwill (Note 8a)	2,796	3,479
Other intangible assets, net (Note 8b)	805	2,198

Total other assets	3,601	5,677

Total assets	$8,478	$10,622

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,

	2007	2008

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities on bank loan	$606	$45
Trade payables	447	712
Accrued expenses and other liabilities (Note 9)	3,309	2,638
Deferred revenues	1,390	2,323

Total current liabilities	5,752	5,718

LONG-TERM LIABILITIES
Accrued severance pay	1,157	1,105

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS’ EQUITY (Note 14):
Share capital - Ordinary shares of NIS 0.01 par value - Authorized: 12,000,000 shares at December 31, 2007 and 2008; Issued: 5,784,645 shares at December 31, 2007 and 8,928,750 at December 31, 2008; Outstanding: 5,773,845 shares at December 31, 2007 and 8,917,950 at December 2008	17	26
Additional paid-in capital	16,201	19,410
Treasury shares (10,800 Ordinary shares at December 31, 2007 and 2008)	(29)	(29)
Accumulated other comprehensive income (loss)	12	(16)
Accumulated deficit	(14,632)	(15,592)

Total shareholders’ equity	1,569	3,799

Total liabilities and shareholders’ equity	$8,478	$10,622

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,

	2006	2007	2008

Revenues (Note 15):
Product sales	$7,518	$5,760	$5,127
Services	2,966	3,578	3,624

Total revenues	10,484	9,338	8,751

Cost of revenues:
Product sales	2,631	1,872	1,487
Services	724	864	834

Total cost of revenues	3,355	2,736	2,321

Gross profit	7,129	6,602	6,430

Operating expenses:
Research and development, net	3,633	2,640	2,688
Selling and marketing	3,078	3,481	1,927
General and administrative	2,651	3,695	3,065
Impairment of goodwill and other intangible assets	–	2,312	–

Total operating expenses	9,362	12,128	7,680

Operating loss	(2,233)	(5,526)	(1,250)
Financial expenses, net	(54)	(105)	–
Capital gain (loss) on sale of an investment in affiliate	–	(63)	398

Loss before taxes on income	(2,287)	(5,694)	(852)
Taxes on income (benefit), net (Note 12)	118	(68)	108

Loss before equity in earnings (loss) of affiliate	(2,405)	(5,626)	(960)
Equity in earnings (loss) of affiliate	159	(197)	–

Net loss	$(2,246)	$(5,823)	$(960)

Net loss per share:

Basic and diluted net loss per Ordinary share	$(0.39)	$(1.01)	$(0.15)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	5,762,311	5,773,845	6,529,837

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Share capital		Additional paid-in capital	Treasury shares	Deferred stock compensation	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive income (loss)	Total shareholders’ equity

	Number	Amount

Balance as of January 1, 2006	5,733,504	$17	$15,966	$(29)	$(142)	$(75)	$(6,563)		$9,174
Exercise of options	40,341	(*) –	65	–	–	–	–		65
Stock based compensation related to warrants issued to non employees	–	–	10	–	–	–	–		10
Stock based compensation related to options issued to employees	–	–	210	–	–	–	–		210
Reclassification of deferred stock compensation due to implementation of SFAS 123R	–	–	(142)	–	142	–	–		–
Other comprehensive loss:
Unrealized gains on available-for-sale marketable securities, net	–	–	–	–	–	1	–	$1	1
Foreign currency translation adjustments	–	–	–	–	–	328	–	328	328

Total other comprehensive income	–	–	–	–	–	–	–	329
Net loss	–	–	–	–	–	–	(2,246)	(2,246)	(2,246)

Total comprehensive loss								$(1,917)

Balance as of December 31, 2006	5,773,845	17	16,109	(29)	–	254	(8,809)		7,542
Stock based compensation related to options issued to employees	–	–	92	–	–	–	–		92
Other comprehensive loss:
Unrealized gains on available-for-sale marketable securities, net	–	–	–	–	–	1	–	$1	1
Foreign currency translation adjustments	–	–	–	–	–	(243)	–	(243)	(243)

Total other comprehensive loss								(242)
Net loss	–	–	–	–	–	–	(5,823)	(5,823)	(5,823)

Total comprehensive loss								$(6,065)

Balance as of December 31, 2007	5,773,845	17	16,201	(29)	–	12	(14,632)		1,569
Issuance of shares, net of issuance cost in the amount of $ 13	969,490	3	984						987
Issuance of shares for AnchorPoint acquisition	2,174,615	6	2,121						2,127
Stock based compensation related to options issued to employees	–	–	104	–	–	–	–		104
Other comprehensive loss:
Unrealized losses on available-for-sale marketable securities, net	–	–	–	–	–	(11)	–	$(11)	(11)
Foreign currency translation adjustments	–	–	–	–	–	(17)	–	(17)	(17)

Total other comprehensive loss	–	–	–	–	–	–	–	(28)
Net loss	–	–	–	–	–	–	(960)	(960)	(960)

Total comprehensive loss								$(988)

Balance as of December 31, 2008	8,917,950	$26	$19,410	$(29)	$–	$(16)	$(15,592)		$3,799

Accumulated foreign currency translation adjustment as of December 31, 2008						(17)
Accumulated unrealized gains from available-for-sale marketable securities						1

Accumulated unrealized losses						$(16)

*)         Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2006	2007	2008

Cash flows from operating activities:

Net loss	$(2,246)	$(5,823)	$(960)
Adjustments required to reconcile net loss to net cash used in operating activities:
Gains on sale of available-for-sale marketable securities	(13)	(13)	(18)
Loss (gain) on sale of an investment in affiliate	–	63	(398)
Impairment of goodwill and intangible assets	–	2,312	–
Equity in loss (earnings) of affiliate	(159)	197	–
Depreciation and amortization	675	651	368
Deferred income taxes, net	3	(18)	104
Employee stock-based compensation	210	92	104
Stock-based compensation related to warrants issued to non employees	10	–	–
Accrued severance pay, net	38	154	(4)
Decrease (increase) in trade receivables and unbilled receivables	(549)	1,229	501
Decrease (increase) in other accounts receivable and prepaid expenses	(321)	296	218
Decrease (increase) in inventories	43	72	(35)
Decrease in trade payables	(218)	(63)	(136)
Increase (decrease) in accrued expenses and other liabilities	168	516	(499)
Increase (decrease) in deferred revenues	610	(155)	731
Decrease in lease deposits	–	12	37
Increase (decrease) in related parties, net	140	(137)	18

Net cash provided by (used in) operating activities	(1,609)	(615)	31

Cash flows from investing activities:

Proceeds from sale of property and equipment	1	–	–
Proceeds from sale of an affiliate and other investments	–	1,031	654
Purchase of property and equipment	(107)	(95)	(48)
Investment in short-term bank deposit	(100)	100	–
Investment in lease deposits	(6)	(3)	–
Investment in available-for-sale marketable securities	(221)	(209)	(200)
Proceeds from sale of available-for-sale marketable securities	208	213	180
Additional investment in goodwill in consideration of TeleKnowledge acquisition	(204)	–	–
Acquisition of certain assets and liabilities of TelSoft	(1,202)	(200)	(406)
Acquisition of certain assets and liabilities of AnchorPoint (a)	–	–	26
Dividend from an affiliate	409	134	–
Loans granted to employees	–	–	(41)
Others	16	5	–

Net cash provided by (used in) investing activities	(1,206)	976	165

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2006	2007	2008

Cash flows from financing activities:

Proceeds from long-term loan	$1,000	$–	$–
Proceeds from short-term bank credit	4	19	22
Repayment of long-term loans	–	(417)	(583)
Proceeds from issuance of shares, net	–	–	937
Proceeds from exercise of options and warrants	94	–	–

Net cash provided by (used in) financing activities	1,098	(398)	376

Increase (decrease) in cash and cash equivalents	(1,717)	(37)	572
Cash and cash equivalents at the beginning of the year	3,191	1,474	1,437

Cash and cash equivalents at the end of the year	$1,474	$1,437	$2,009

Supplemental disclosure of cash flows activities:

Cash provided by (paid) during the year for:

Interest	$38	$81	$3

Income taxes	$118	$69	$5

(a)	In conjunction with the acquisitions, the fair values of assets acquired and liabilities assumed at the date of acquisition were as follows (see Note 1(c)(d):

	Working capital (excluding cash and cash equivalents)	$(47)	$–	$(239)
	Property and equipment	5	–	71
	Issuance of shares	–	–	(2,127)
	Goodwill	166	200	683
	Developed technology	433	–	987
	Brand name	–	–	229
	Customer relationship	645	–	370

	Total cash paid (provided) during the year	$1,202	$200	$(26)

(b)	Supplemental disclosure of non-cash activities :

	Issuance of shares	$–	$–	$50

	Issuance of shares for AnchorPoint acquisition			$2,127

	Sale of other investments	$–	$36	$–

	Earn out in respect of TelSoft acquisition	$–	$406	$–

	Earn out in respect of Teleknowledge acquisition	$123	$10	$–

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL

a.	Mer Telemanagement Solutions Ltd. (“the Company” or “MTS”) was incorporated on December 27, 1995. MTS and its subsidiaries (“the Group”) design, develop, market and support a comprehensive line of telecommunication management and customer care and billing (“CC&B”) solutions that enable business organizations and other enterprises to improve the efficiency and performance of all intellectual property (“IP”) operations and reduce associated costs. The Group products include call accounting and management products, fault management systems and web based management solutions for converged voice, voice over Internet Protocol, IP data and video and CC&B solutions.

The Company’s wholly-owned subsidiaries in the United States, Hong Kong and Brazil, namely, MTS IntegralTRAK Inc., MTS Asia Ltd. and TABS Brazil Ltda., respectively, act as marketing and customer service organizations in those countries.

b.	MTS’s products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, and to detect and prevent abuse and misuse of telephone networks including fault telecommunication usage.

The Group markets its products worldwide through distributors, business telephone switching systems manufacturers and vendors and its direct sales force. Several international private automatic branch exchange (“PBX”) manufacturers market the Group’s products as part of their PBX selling efforts or on an original equipment manufacturer (“OEM”) basis. The Group is highly dependent upon the active marketing and distribution of its OEMs. If the Group is unable to effectively manage and maintain a relationship with its OEMs, or if any event negatively affects an OEM’s financial condition, the Group’s results of operations and financial position could be materially adversely effected.

In 2006, 2007 and 2008, one major customer generated 29%, 27% and 24% of the Group’s revenues, respectively.

MTS’s shares are listed on the NASDAQ Capital Market.

c.	On July 25, 2006, the Company and TelSoft Solutions, Inc. (“TelSoft”) entered into an asset purchase agreement (“APA”). TelSoft is a provider of call accounting and telecom expense management (“TEM”) solutions to organizations and the acquisition enabled the Company to increase its customer base. Under the terms of the TelSoft APA, the Company acquired certain assets and assumed certain enumerated liabilities of TelSoft for the following consideration:

1.	An initial consideration of $ 1,100 in cash.

2.	Additional earn-out payments based on revenue milestones for the 12 months period following the acquisition. Such payments in the total amount of $ 606 were recorded as additional goodwill during 2007, when actual revenue performance was evaluated (see Note 8a).

The acquisition was completed on July 31, 2006.

In order to finance the acquisition, the Company signed a loan agreement with Bank Hapoalim (the “Bank”), according to which the Bank granted the Company a loan in the amount of approximately $ 1,000 (see also Note 10).

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

The acquisition was accounted for under the purchase method of accounting in accordance with SFAS 141, “Business Combination” (“SFAS 141”). Accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill.

Based upon a valuation of the tangible and intangible assets acquired and the liabilities assumed, the Company has allocated the total cost of the acquisition to TelSoft’s net assets at the date of acquisition, as follows:

Property and equipment	$5
Intangible assets:
Developed technology – Product A (six-year useful life)	270
Developed technology - Product B (four-year useful life)	163
Customer relationship (six-year useful life)	645
Goodwill	166

Total assets acquired	1,249
Liabilities assumed - Deferred maintenance	(47)

Net assets acquired	$1,202

The valuation of the Company’s developed technology was based on the income approach, which reflects the future economic benefits from the TelSoft products. The value assigned to customer relationship was based on the income approach. The fair value of customer relationship was estimated by discounting to present value, the cash flows that will be derived from TelSoft’s customers retained by MTS.

d.	On December 23, 2008, the Company and AnchorPoint, Inc. (“AnchorPoint”) entered into an asset purchase agreement (“APA”). AnchorPoint is a provider of TEM solutions to enterprises and the acquisition will enable the Company to enhance its product offering as well as to increase its customer base. Under the terms of the AnchorPoint APA, the Company acquired certain assets and assumed certain liabilities of AnchorPoint for a consideration of 2,174,615 Ordinary shares, par value NIS 0.01 per share, of MTS. The transaction related expenses amounted to $ 219. The consideration was paid as follows:

1.	1,848,423 Ordinary shares were issued and delivered at closing.

2.	326,192 Ordinary shares were issued at closing and delivered to an escrow agent to be held in trust for a period of 15 months following the closing, to satisfy general representations and warranties included in the agreement.

The acquisition was completed on December 30, 2008.

The acquisition was accounted for under the purchase method of accounting in accordance with SFAS 141, “Business Combination” (“SFAS 141”). Accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

Based upon a valuation of the tangible and intangible assets acquired and the liabilities assumed, the Company has allocated the total cost of the acquisition to Anchorpoint’s net assets at the date of acquisition, as follows:

Tangible assets:
Net assets	$77

Intangible assets:
Developed technology (eight-year useful life)	987
Brand name (eleven-year useful life)	229
Customer relationship (eight-year useful life)	370
Goodwill	683

Net assets acquired	2,346

The valuation of the developed technology was based on the income approach which reflects the future economic benefits from AnchorPoint’s products. The value assigned to customer relationship was based on the income approach. The fair value of customer relationship was estimated by discounting to present value, the cash flows that will be derived from AnchorPoint’s customers retained by MTS. The value assigned to brand name was based on the income approach. The fair value of the brand name was estimated by capitalizing the royalties saved due to the Company’s ownership of the intellectual property.

Goodwill in the amount of $ 683, resulting from the AnchorPoint acquisition was assigned to the Company’s integration of AnchorPoint’s activity as of December 31, 2008.

Pro forma results (Unaudited):

The following unaudited pro-forma information does not purport to represent what the Company’s results of operations would have been had the AnchorPoint acquisition occurred on January 1, 2008 and 2007 (two full years in which AnchorPoint was not included in MTS’ operations), nor does it purport to represent the results of operations of the Company for any future period.

	Year ended December 31,

	2007	2008

Revenues	$13,693	$13,222

Net loss	$(5,666)	$(485)

Basic and diluted net loss per share from continuing operations	$(0.71)	$(0.06)

Weighted average number of ordinary shares in computation of basic and diluted net income per share	7,948,460	8,704,452

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The majority of the revenues of the Company and certain of its subsidiaries are generated in or linked to the U.S. dollar (“dollar”). In addition, a substantial portion of the Company’s and certain of its subsidiaries’ costs are incurred in dollars. Company’s management believes that the dollar is the currency of the primary economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with SFAS No. 52, “Foreign Currency Translation.” All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

For those foreign subsidiaries and affiliates whose functional currency has been determined to be their local currency, assets and liabilities are translated at the year end exchange rates and statements of operations items are translated at the average exchange rate prevailing during the period. The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity.

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

The Company accounts for investments in debt and equity securities (other than those accounted for under the equity method of accounting) in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”).

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Management determines the classification of investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. The Company classifies all of its securities as available for sale carried at fair market value. Fair value is determined based on observable market value quotes. Available for sale securities are carried at fair value, with unrealized gains and losses reported in “accumulated other comprehensive income (loss)” in shareholders’ equity. Realized gains and losses on sales of investments, are included in earnings and are derived using the specific identification method for determining the cost of securities.

Interest and dividends on securities are included in financial income, net.

In accordance with the Company’s policy and the Financial Accounting Standards Board (the “FASB”) Staff Position (“FSP”) No. FAS 115-1 (FSP No. 115-1) and SFAS No. 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, the Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other than temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers. During 2008 and 2007, no other than temporary net impairment on marketable securities was recorded.

f.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow moving items or technological obsolescence.

The Company and its subsidiaries periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume. Based on this evaluation, provisions are recorded when required to write-off inventory according to its market value.

As of December 31, 2007 and 2008, the inventory is only composed of finished products. Finished products are recorded on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

g.	Investments in an affiliate:

In these financial statements, the affiliated company is Jusan S.A., a company in which the Company previously held at a 50% ownership interest (which is not a subsidiary), where the Company could exercise significant influence over the operating and financial policy of the affiliate.

The investment in the affiliate is accounted for by the equity method in accordance with Accounting Principle Board Opinion No.18, “The Equity Method of Accounting for Investments in Common Stock” (“APB No.18”). Profits on intercompany sales, not realized through sales to third parties, were eliminated. The excess of the purchase price over the fair value of net tangible assets acquired has been attributed to goodwill.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Under APB 18, an impairment of value of an investment accounted for under the equity method, which is other than a temporary decline, should be recognized as a realized loss, establishing a new carrying value for the investment. Factors the Company considers in making this evaluation include: the length of time and the extent to which the market value has been lower than cost, the financial condition and near-term prospects of the issuer, including cash flows of the investee and any specific events which may influence the operations of the issuer and the intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value. A current fair value of an investment that is less than its carrying amount may indicate an impairment of value of the investment. During 2007, the Company recorded an equity loss of $ 197 from the sale of Jusan S.A. (see also Note 6).

h.	Investment in other companies:

The investment in these companies is stated at cost because the Group does not have the ability to exercise significant influence over operating and financial policies of those investments. The Company’s investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with APB No.18. As of December 31, 2007, the Company recorded $ 63 loss from investment in other companies. During 2008, the Company recorded $ 398 gain from the sale of investments in other companies (see also Note 5).

i.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, over the estimated useful lives of the assets, at the following annual depreciation rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 20 (mainly 7%)
Leasehold improvements	Shorter of useful life or lease term

j.	Impairment of long-lived assets:

The Company’s long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2006, 2007 and 2008, no impairment losses were recorded.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Goodwill:

Goodwill has been recorded as a result of acquisitions. Goodwill is not amortized, but rather is subject to an annual impairment test. SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests if certain events or indicators of impairment occur. The impairment test consists of a comparison of the fair value of goodwill with its carrying amount. If the carrying amount of goodwill exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Goodwill is tested for impairment at the reporting unit level by a comparison of the fair value of a reporting unit with its carrying amount. The Company has elected to perform its analysis of goodwill at the end of the third quarter of the year. During 2007, an impairment loss in the amount of $1,878 was identified and recorded (see also Note 8a). During 2006 and 2008, no impairment losses were identified.

l.	Intangible assets:

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS 142. Developed technology is amortized over a weighted average of four-to-eight years customer relationship is amortized over a period of six-to-eight years and brand name is amortized over a period of 11 years. During 2007, an impairment loss of intangible assets in the amount of $ 434 was recorded (see also Note 8d). During 2006 and 2008, no impairment losses were identified.

m.	Revenue recognition:

The Company generates revenues mainly from licensing the rights to use its software products. Certain software licenses require significant customization. The Company also generates revenues from rendering maintenance, service bureau, support and training. The Company sells its products directly to end-users and indirectly through resellers and OEM’s (who are considered end users).

Revenues from software license agreements are recognized when all criteria outlined in Statement of Position No. 97-2, “Software Revenue Recognition” as amended (“SOP No. 97-2”) are met. Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectability is probable. The Company does not grant a right of return to its customers.

Where software arrangements involve multiple elements, revenue is allocated to each undelivered element based on vendor specific objective evidence (“VSOE”) of the fair values of each undelivered element in the arrangement, in accordance with the “residual method” prescribed by SOP No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions”. The VSOE used by the Company to allocate the sales price to support services and maintenance is based on the renewal rate charged when these elements are sold separately. License revenues are recorded based on the residual method.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Revenues from billing products which involve significant customization of the Company’s software to customer specific specifications are recognized in accordance with Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”, using contract accounting on a percentage of completion method, over the period from signing of the license through to customer acceptance in accordance with the “Input Method.” The amount of revenue recognized is based on the total arrangement and the percentage of completion achieved. The percentage to completion is measured by monitoring progress using records of actual costs incurred to date in the project compared with the total estimated project requirement. Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology and are reviewed and updated regularly by management.

After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2008, no such estimated losses were identified.

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

n.	Research and development costs:

SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,” requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Based on the Company’s product development process, technological feasibility is established upon the completion of a working model. The Company does not incur material costs between the completion of a working model and the point at which the products are ready for general release. Therefore, research and development costs are charged to the statement of operations as incurred.

o.	Government grants:

Royalty-bearing grants from the Government of Israel for funding certain approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and recorded as a deduction of research and development costs.

p.	Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). The statement prescribes the use of the liability method, according to which deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred tax assets to their estimated realizable value.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainties in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of FIN 48, the Company must review all of its tax positions and make a determination as to whether its position is more-likely-than-not to be sustained upon examination by regulatory authorities. If a tax position meets the more-likely–than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying issue. Prior to the effective date of FIN 48, the Company applied the guidelines of SFAS No. 5, Accounting for Contingencies to Account for Uncertain Tax Positions. As of January 1, 2007 there was no difference between the provisions of SFAS No. 5 and FIN 48 therefore no adjustment was recorded to the accumulated deficit.

q.	Accounting for stock-based compensation:

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS No. 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123(R). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated operations statements.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The fair value for options granted in 2006, 2007 and 2008 is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31,

Employee Stock Options	2006	2007	2008

Expected volatility	74.5%	45.4%	69-72%
Risk-free interest	4.6%	4.2%	1.98-2.7%
Dividend yield	0.0%	0.0%	0.0%
Expected life (years)	4	4	2-4

Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted represents the period of time that options granted are expected to be outstanding and is determined based on the simplified method in accordance with SAB No. 110. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

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

The fair value for marketable securities is based on quoted market prices (see Note 3).

s.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expense for the years ended December 31, 2006, 2007 and 2008 amounted to approximately $ 339, $ 400 and $ 227, respectively.

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

Cash and cash equivalents are deposited with major banks in Israel and major banks in the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments.

The customers of the Company are located mainly in the United States and Europe (see Note 15). The Company performs ongoing credit evaluations of its customers. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection according to management estimates.

The Company’s marketable securities include investments in equity securities and Israeli government securities. Management believes that the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

u.	Basic and diluted loss per share:

The Company accounts for earnings per share based on Statement of Financial Accounting Standards No. 128, “Earnings Per Share” (“SFAS No. 128”). SFAS No. 128 requires companies to compute earnings per share under two different methods, basic and diluted earnings per share, and to disclose the methodology used for the calculations. Basic earnings per share are calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding and the effect of dilutive potential shares of Ordinary shares considered outstanding during the period.

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. The total number of shares related to the outstanding options excluded from the calculation of diluted net loss per share was 685,410, 602,487 and 608,783 for the years ended December 31, 2006, 2007 and 2008, respectively.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Fair value measurement:

In February 2008, the FASB approved FSP FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”), which allows companies to elect a one-year delay in applying SFAS 157 to certain fair value measurements, primarily related to nonfinancial instruments. The Company elected the delayed adoption date for the portions of SFAS 157 impacted by FSP FAS 157-2. The partial adoption of SFAS 157 was prospective and did not have a significant effect on the Company’s consolidated financial statements. The Company is currently evaluating the impact of applying the deferred portion of SFAS 157 to the nonrecurring fair value measurements of its nonfinancial assets and liabilities. In accordance with FSP FAS 157-2, the fair value measurements for nonfinancial assets and liabilities will be adopted effective for fiscal years beginning after November 15, 2008.

Assets measured at fair value under SFAS 157 on a recurring basis as of December 31, 2008 were presented on the Company’s consolidated balance sheet as follows (in thousands):

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Restricted marketable securities	$196	$196	$–	$–

w.	Impact of recently issued accounting standards:

In December 2007, the FASB issued SFAS 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 amends ARB 51, “Consolidated Financial Statements,” to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the non-controlling owners of a subsidiary.

SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS 160 is not expected to have a material effect on accounting for current subsidiaries.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2007, the FASB issued SFAS 141(R), “Business Combinations” (“SFAS 141(R)”). The Statement replaces SFAS No. 141, “Business Combinations”, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)’s requirement to measure the non-controlling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the non-controlling interest in addition to that attributable to the acquirer.

SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the adoption of SFAS 141(R) is not expected to have a material effect on accounting for our current subsidiaries.

In February 2008, the FASB issued FSP FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”), to delay the effective date of FASB Statement 157 for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually). For purposes of applying the FSP FAS 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in SFAS No. 159. FSP FAS 157-2 defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP FAS 157-2. The Company does not expect the adoption of FSP FAS 157-2 for the items within the scope of FSP FAS 157-2 to have a material impact on its financial position, results of operations or cash flows.

In 2008, the FASB’s Emerging Issue Task Force issued EITF No. 08-6, “Equity-Method Investment Accounting”(“EITF 08-6”), which concludes that the cost basis of a new equity-method investment would be determined using a cost-accumulation model, which would continue the practice of including transaction costs in the cost of investment and would exclude the value of contingent consideration. Equity-method investment should be subject to other-than-temporary impairment analysis. It also requires that a gain or loss to be recognized on the portion of the investor’s ownership sold. EITF 08-6 will be effective for the reporting period beginning after December 15, 2008. The Company does not expect a material impact on its consolidated financial statements from adoption of EITF 08-6.

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of FSP 142-3 to have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:- RESTRICTED MARKETABLE SECURITIES

The following is a summary of the Company’s investment in marketable securities:

	December 31, 2007				December 31, 2008

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair market value	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair market value

Available-for-sale:

Equity securities	$72	$5	$(4)	$73	$10	$–	$(3)	$7
Corporate bonds	16	–	–	16	57	–	(3)	54
Israeli Government debts	68	12	–	80	128	8	(1)	135

	$156	$17	$(4)	$169	$195	$8	$(7)	$196

The gross realized gains on sales of available-for-sale securities totaled $ 13, $ 13 and $ 18 in 2006, 2007 and 2008, respectively, recorded in financial income. The net adjustment to unrealized holding gains (losses) on available-for-sale securities included as a separate component of shareholders’ equity, “Accumulated other comprehensive income (losses)” amounted to $ 1, $ 1 and $ (11) in 2006, 2007 and 2008, respectively.

None of the unrealized losses as of December 31, 2008 has been outstanding for a period of more than 12 months.

The amortized cost and fair value of debt and securities as of December 31, 2008, by contractual maturity, are shown below.

	December 31, 2007		December 31, 2008

	Amortized cost	Fair market value	Amortized cost	Fair market value

Matures up to one year	$–	$–	$49	$52
Matures after one year through five years	68	80	104	107

Matures after five years	16	16	32	30
Equity securities - no definite maturity date	72	73	10	7

Total	$156	$169	$195	$196

The marketable securities are restricted in order to secure the Company’s obligations under one of its leasing agreements.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2007	2008

Grants receivable from the Office of the Chief Scientist	$335	$65
Government authorities	17	27
Prepaid expenses	29	76
Deferred income taxes (1)	21	–
Others	142	150

	$544	$318

(1)	See Note 12d.

NOTE 5:- INVESTMENTS IN OTHER COMPANIES

a.	On December 10, 2007, the Company was notified that a privately-owned leading online advertising company, in which the Company held an approximately 1% ownership interest, was sold to a third party for a total estimated consideration of $16, of which the Company’s proceeds amounted to approximately $36. The transaction was consummated on December 31, 2007, following the approval of the shareholders of the online advertising company and therefore was classified to other accounts receivable. As a result, the Company recorded a capital loss in the amount of $63. During 2008, the Company received additional earn out proceeds related to the transaction in the amount of $16 and recorded a capital gain in the amount of $ 16.

b.	On February 4, 2008, the Company consummated the sale of its prior ownership interest in cVidya Networks Inc. to a third party in consideration of approximately $ 603. The consideration reflects a capital gain of $ 382. The Company recorded its investment in cVidya Networks Inc. as of December 31, 2007 in the amount of $ 221 in the current assets.

NOTE 6:- INVESTMENTS IN AFFILIATE

On November 29, 2007, the Company sold its 50% ownership interest in Jusan S.A., a former affiliate, to the affiliate’s other shareholders, in consideration of Euro 700 thousand ($ 1,031) plus the payment of 25% of the net income of Jusan S.A. during the period commencing as of the date of the sale and ending June 30, 2008. The consideration reflects a loss of $ 197 recorded in equity in loss of affiliate. During 2007, a $ 134 dividend was received from Jusan S.A. During 2008 no additional consideration was received.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:- PROPERTY AND EQUIPMENT

	December 31,

	2007	2008

Cost:
Computers and peripheral equipment	$3,097	$1,283
Office furniture and equipment	579	514
Leasehold improvements	93	18

	3,769	1,815
Accumulated depreciation:	3,486	1,588

Depreciated cost	$283	$227

The depreciation expense for the years ended December 31, 2006, 2007 and 2008 amounted to $ 243, $ 250 and $ 175, respectively. During 2008, the Company had written-off fully amortized property and equipment in a gross amount of $ 2,073.

NOTE 8:- GOODWILL AND OTHER INTANGIBLE ASSETS

a.	Goodwill:

The changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2008 are as follows:

Balance as of January 1, 2007	$4,058

Additional consideration in conjunction with Teleknowledge acquisition based on post-contract billing revenues	10
Additional consideration based on post-contract TEM activity that was acquired from TelSoft (see Note 1c)	606
Impairment of goodwill related to billing activity that was acquired from Teleknowledge (1)	(1,878)

Balance as of December 31, 2007	2,796

Goodwill acquired, see Note 1(d)	683

Balance as of December 31, 2008	$3,479

(1)	During 2007, the Company reviewed its goodwill for impairment and determined that there was an indication that the goodwill relating to the acquisition of the Teleknowledge billing activity had been impaired. The Company assessed the recoverable amount of such goodwill, based on its projections and using expected future discounted operating cashflows. Based on such review the Company determined that the $1,878 goodwill relating to the acquisition of the Teleknowledge billing activity had been impaired and the carrying value was written-off.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:- GOODWILL AND OTHER INTANGIBLE ASSETS (Cont.)

b.	Other intangibles consist of the following:

	December 31,

	2007	2008

Cost:
Development technology	$1,183	$2,170
Customer relationship	645	1,015
Brand name	–	229

	1,828	3,414

Accumulated amortization:
Development technology	871	956
Customer relationship	152	260
Brand name	–	–

	1,023	1,216

Amortized cost	$805	$2,198

Intangible assets resulted from acquisitions of IntegraTRAK (in 2001) and TelSoft (see Note 1c), the Company’s U.S. subsidiaries, and AnchorPoint (see Note 1d).

c.	Amortization expenses amounted to $ 432, $ 401 and $ 193 for each of the years ended December 31, 2006, 2007 and 2008, respectively.

d.	During 2007, the Company determined that intangible assets relating to the billing activity that was acquired from Teleknowledge had been impaired and as a result, recorded an impairment loss in the amount of $259 and $175 for developed technology and customer relationship, respectively.

e.	Estimated amortization expenses for:

Year ended December 31,

2009	$384
2010	367
2011	343
2012	279
2013	190
2014 - 2019	635

$2,198

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:- ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,

	2007	2008

Employees and payroll accruals	$919	$684
Income tax payable	735	580
Accrued expenses	1,314	1,240
Customer advances	261	36
Related parties	80	98

	$3,309	$2,638

NOTE 10:- LONG-TERM BANK LOAN

Composed as follows:

	December 31,

	2007	2008

Long-term loan	$583	$–
Less – current maturities	583	–

	$–	$–

The interest rate of the loan was the monthly LIBOR rate + 2%, payable on a monthly basis on the outstanding loan amount commencing August 31, 2006. The loan principal was repaid in 12 equal monthly installments commencing August 31, 2007. The loan was fully repaid as of December 31, 2008.

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The facilities of the Company and its subsidiaries are rented under operating leases for periods ending February 2009 through January 2014.

Future minimum lease commitments under non-cancelable operating leases as of December 31, 2008 are as follows:

2009	$659
2010	538
2011	271
2012	80
2013	80

$1,628

Lease expenses for the years ended December 31, 2006, 2007 and 2008 were approximately $ 873, $ 904 and $ 914, respectively.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Royalty commitments:

1.	The Company is committed to pay royalties to the Office of the Chief Scientist (“OCS”) of the Ministry of Trade and Labor of the government of Israel on proceeds from sales of products resulting from the research and development projects in which the government participated. In the event that development of a specific product in which the OCS participated is successful, the Company will be obligated to repay the grants through royalty payments at the rate of 3% to 5% based on the sales of the Company, up to 100%-150% of the grants received linked to the dollar. As of December 31, 2008, the Company had a contingent liability to pay royalties in the amount of $ 9,605. The obligation to pay these royalties is contingent upon actual sales of the products and, in the absence of such sales, no payment is required.

The Company has paid or accrued royalties in its cost of revenues relating to the repayment of such OCS grants in the amount of $ 187, $ 178 and $ 312 for the years ended December 31, 2006, 2007 and 2008, respectively.

2.	The Israeli Government, through the Fund for Encouragement of Marketing Activities, awarded the Company grants for participation in foreign marketing expenses. The Company is committed to pay royalties at the rate of 3% of the increase in export sales, up to the amount of the grants received linked to the U.S. dollar. As of December 31, 2008, the Company had a contingent obligation to pay royalties in the amount of $ 259.

c.	Claims and demands:

1.	In April 2002, the Tax Authorities in Israel issued to the Company a demand for a tax payment, for the period of 1997-1999, in the amount of approximately NIS 6,000 thousand ($ 1,578).

The Company has appealed to the Israeli Tel Aviv district court in respect of the abovementioned tax demand. The Company believes that certain defenses can be raised against the demand of the tax authorities. The exposures and provisions related to income taxes have been assessed and provided for in accordance with FIN 48.

2.	On November 22, 2005, the Company received a letter from one of its customer’s legal counsel alleging, among other things, that the Company materially breached the agreement that was entered into with the customer who is seeking full repayment of the amounts of Euro 79.5 ($ 111) that were paid by him under the agreement, including interest and indemnification for damages. The Company cannot currently assess the outcome of this claim or its adverse effect on the Company’s financial position or results of operations.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

3.	On July 24, 2006, a claim was filed in the Tel-Aviv Superior Court against the Company and Tim Computers and Systems Ltd, or TIM, for an order of inspection and monetary relief in the total amount of NIS 313 thousand ($ 82), of which NIS 112 thousand ($ 29) is demanded from the Company and NIS 200 thousand ($ 52) is demanded from TIM. The plaintiff is a former minority shareholder of a company in which the Company was the major shareholder. The claim relates to the rights to proceeds received under a software development project in which TIM and the Company participated and in which the plaintiff was involved. On June 1, 2008, the plaintiff submitted an amended statement of claim to the court to which the Company was added only as a “formal defendant,” without requesting from the court any relief or articulating any claim with regard to the Company. The Company’s legal advisors believe that the chances of the plaintiff receiving any monetary relief from MTS are low.

4.	On February 21, 2007, one of the Company’s suppliers filed a complaint with the Kfar-Saba Magistrate Court against the Company, in which he demands payment of NIS 179 thousand (approximately $47) with respect to electronic components that were ordered by the Company. On December 10, 2008, the Kfar-Saba Magistrate Court ruled that the Company shall pay approximately $42 plus interest of Libor+1% and plus expenses of $14. As of December 31, 2008, the Company had fully paid the amount related to this ruling.

5.	On March 15, 2007, the Company received a letter from the legal counsel of one of its customers alleging, among other things, that the Company materially breached an agreement relating to its billing solutions it had entered into with the customer on March 30, 2006. The customer is seeking full repayment of the $141 that was paid by him under the agreement, plus liquidated damages as provided in the agreement. The Company believes that the claim has no merit. While the Company intends to vigorously reject the claim, the Company and its legal advisors cannot at this point predict the outcome.

6.	During August 2007, TABS Brazil, was ordered by the Labor Law Court in Brazil to pay approximately $101 to one of its former employees. TABS Brazil has filed an appeal against the Labor Law Court ruling. The Company recorded a provision in its financial statements for the amount of the award considered probable.

d.	Guarantees:

The Company provided a bank guarantee in the amount of $ 190 to secure its obligations under one of its leasing agreements.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-       TAXES ON INCOME

a.	Israeli taxation:

1.	Income Tax (Inflationary Adjustments) Law, 1985:

According to the Income Tax (Inflation Adjustments) Law, 1985, until 2007, the results for tax purposes were adjusted for the changes in the Israeli consumer price index (“Israeli CPI”). In February 2008, the Israeli parliament passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. The amendment to the law includes, among other things, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

2.	Corporate tax rates:

Generally, Israeli companies are subject to corporate tax on their taxable income. On July 25, 2005, the Israeli parliament approved the Amendment to Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%. However, the effective tax rate payable by a company which derives income from an approved enterprise may be considerably less, (see also Note 12c).

3.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”):

The Investment Law empowers the Israeli Investment Center to grant Approved Enterprise status to capital investments in production facilities that meet certain relevant criteria (“Approved Enterprise”). In general, such capital investments will receive Approved Enterprise status if the enterprise is expected to contribute to the development of the productive capacity of the economy, absorption of immigrants, creation of employment opportunities, or improvement in the balance of payments.

The tax benefits derived from any such Approved Enterprise relate only to taxable income attributable to the specific program of investment to which the status was granted. Since MTS is operating more than one “Approved Enterprise” program and since part of its taxable income is not entitled to tax benefits under the abovementioned law and is taxed at the regular corporate tax rate, its effective tax rate is the result of a weighted combination of the various applicable rate and tax exemptions, and the computation is made for income derived from each program on the basis of formulas specified in the law and in the approvals.

MTS was granted the status of an “Approved Enterprise” under the Law in respect of several different capital expenditure programs. For all of such Approved Enterprises, the Company elected to apply for alternative tax benefits (“Alternative Package”).

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-      TAXES ON INCOME (Cont.)

Accordingly, the Company’s income attributed to the Approved Enterprise under the alternative package is tax exempt for a period of two years, commencing with the year the Company earns taxable income, and subject to corporate tax at the rate of 10% - 25% (depending on the rate of foreign holdings in the Company), for additional periods of five to eight years.

In the event of distribution of dividends from such tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s income.

The duration of tax benefits, for each of the programs is subject to limitations of the earlier of 12 years from completion of the investment or commencement of production, or 14 years from receipt of approval, as an Approved Enterprise under the Law.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the Law and regulations promulgated thereunder.

Should the Company fail to meet such requirements in the future, income attributable to its Approved Enterprise programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such programs.

On April 1, 2005, an amendment to the Law came into effect (“the Amendment”) and has significantly changed the provisions of the Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a “Privileged Enterprise” (rather than the previous terminology of Approved Enterprise), such as a provision requiring that at least 25% of the “Privileged Enterprise’s” income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies are no longer required for Investment Center approval in order to qualify for tax benefits. The period of tax benefits for a new “Privileged Enterprise” commences in the “Year of Election.” This year is the later of: (1) the year in which taxable income is first generated by the company, or (2) the Year of Election.

In addition, the Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the existing Approved Enterprises will not be subject to the provisions of the Amendment.

As a result of the Amendment, tax-exempt income generated under the provisions of such law, will subject the Company to taxes upon dividend distribution or complete liquidation.

Dividend distributed by an Approved Enterprise and“Privileged Enterprise” will be subject to withholding tax of 15%.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-      TAXES ON INCOME (Cont.)

The Company’s board of directors has determined that it would not distribute any amounts of its undistributed tax exempt income as dividend. The Company intends to reinvest the amount of its tax exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise” as the undistributed tax exempt income is essentially permanent in duration.

Income from sources other than the Approved Enterprise is subject to tax at regular Israeli corporate tax rate.

4.	Tax assessments:

With regard to the claim from the tax authorities in Israel, see Note 11c(1). The Company has received final tax assessments until the 2002 tax year.

5.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Law for the Encouragement of Industry (Taxation), 1969, provides several tax benefits for industrial companies. An industrial company is defined as a company resident in Israel, at least 90% of the income of which in a given tax year exclusive of income from specified government loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

MTS is currently qualified as an “industrial company” under the above law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses and amortization of intangible property rights as a deduction for tax purposes.

Eligibility for benefits under the Law for the Encouragement of Industry (Taxation), 1969, is not subject to receipt of prior approval from any governmental authority. No assurance can be given that the Israeli tax authorities will agree that the Company qualifies, or, if the Company qualifies, then the Company will continue to qualify as an industrial company or that the benefits described above will be available to the Company in the future.

b.	Income taxes on non-Israeli subsidiaries:

Non Israeli subsidiaries are taxed according to the tax laws in their respective country of residence.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-       TAXES ON INCOME (Cont.)

c.	Net operating loss carryforwards:

As of December 31, 2008, the Company and its subsidiaries in Hong Kong and the United States have an estimated total amount of available carryforward tax losses of $ 17,708, $ 227 and $ 626, respectively to offset against future taxable profits. The operating tax loss carryforwards in Israel and in Hong Kong may be offset indefinitely against operating income.

MTS IntegraTRAK is subject to U.S. income taxes and has net operating loss carryforwards of approximately $626 as of December 31, 2008, which expires in the years 2015 to 2022. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

d.	Deferred income taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,

	2007	2008

Tax loss carryforward of the Company	$3,292	$3,789
Allowances for doubtful accounts and accruals for employee benefits	205	148
In respect of marketable securities	47	–
Goodwill	85	(27)
Other intangible assets	557	187
Depreciation and accruals for interest	249	321

Net deferred tax asset before valuation allowance	4,435	4,418
Valuation allowance	(4,291)	(4,378)

Net deferred income taxes	$144	$40

Presented as follows:
Current assets - foreign	$21	$–

Other assets - foreign	$123	$40

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- TAXES ON INCOME (Cont.)

MTS and certain of its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences, since they have a history of losses over the past years. Management currently believes that it is more likely than not that part of the deferred tax relating to the loss carryforwards in the Company and other temporary differences will not be realized in the foreseeable future.

e.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations, is as follows:

	Year ended December 31,

	2006	2007	2008

Loss before taxes as reported in the statements of operations	$(2,287)	$(5,694)	$(852)

Tax rates	31%	29%	27%

Theoretical tax benefit	$(709)	$(1,651)	$(230)
Increase in taxes resulting from:
Effect of different tax rates	(17)	(15)	(32)
Tax adjustment in respect of inflation in Israel and others	(9)	268	(35)
Utilization of carryforwards tax loss for which valuation allowance was provided	(22)	(22)	(134)
Non-deductible expenses and tax exempt income	13	28	192
Taxes and deferred taxes in respect of previous years	112	(68)	260
Deferred taxes for which valuation allowance was provided	750	1,392	87

Taxes on income (benefit), net, as reported in the statements of operations	$118	$(68)	$108

f.	Loss before income taxes is comprised as follows:

	Year ended December 31,

	2006	2007	2008

Domestic	$(1,511)	$(5,498)	$(1,183)
Foreign	(776)	(196)	331

	$(2,287)	$(5,694)	$(852)

g.	Taxes on income are comprised as follows:

Current taxes	$5	$–	$4
Deferred taxes	3	–	104
Taxes and deferred taxes in respect of previous years	110	(68)	–

	$118	$(68)	$108

Foreign	$118	$(68)	$108

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- TAXES ON INCOME (Cont.)

h.	The Company adopted the provisions of FIN 48 on January 1, 2007. As of January 1, 2007, there was no difference between the provisions of SFAS No. 5 and FIN 48 and, therefore, no adjustment was recorded to the retained earnings.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Gross unrecognized tax benefits as of January 1, 2008	$583

Gross unrecognized tax benefits as of December 31 ,2008	$583

The Company conducts business globally and, as a result, MTS or one or more of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by tax authorities throughout the world, including such major jurisdictions as Israel and the United States. With few exceptions, the Company is no longer subject to Israeli income tax examinations for years before 2002.

NOTE 13:- RELATED PARTIES TRANSACTIONS AND BALANCES

a.	On November 8, 1999, an increase in the monthly salary of the Chairman of the Board of Directors (Chain Mer) from $ 5 to $ 7 per month was approved.

Prior to May 2008, Mrs. Dora Mer, the wife of Chaim Mer, provided legal services to the Company, for which she received a monthly retainer of $5. Since May 2008, Mrs. Mer provides legal services to the Company through the Israeli law firm of M. Firon & Co., Advocates and Notaries, for a monthly retainer of $5, to be paid in NIS. The conditions of retaining the services of Mrs. Mer and M. Firon & Co. were approved by the Company’s Audit Committee and Board of Directors.

MTS’s subsidiaries, MTS Asia Ltd. and MTS IntegraTRAK, entered into an agreement with C. Mer (a company controlled by the Company’s major shareholder), pursuant to which they distribute and support certain of C. Mer’s (company under common control) products and provide certain services on behalf of C. Mer. Generally, C. Mer compensates MTS Asia Ltd. for these activities at cost plus 10% and compensates MTS IntegraTRAK at cost plus 5%.

b.	In 2007 and 2008, the balance with C. Mer reflects other receivables and other payables. Due to the short-term nature, no interest was charged by or paid to C. Mer through December 31, 2007 and 2008.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- RELATED PARTIES TRANSACTIONS AND BALANCES (Cont.)

c.	Transactions with related parties were as follows:

(1)	Balances with related parties:

	Year ended December 31,

	2007	2008

Other accounts payable and accrued expenses (see Note 9)	$80	$98

(2)	Transactions with related parties:

	Year ended December 31,

	2006		2007		2008

Amounts charged by related parties:

Cost of revenues		$10		$4		$–
Operating expenses		60		31		44

		$70		$35		$44

Amounts charged by MTS Integra TRAK and MTS Asia to related parties:

Selling and marketing		$246		$–		$–

Payments from (repayments to) the related parties, net	$		$		$

NOTE 14:- SHAREHOLDERS’ EQUITY

a.	Share capital:

The Ordinary shares entitle their holders the right to receive notice to participate in and vote at general meetings of MTS and the right to receive cash dividends, if declared.

b.	Private placement agreements:

On January 24, 2008, the Company and a private investor entered into a definitive agreement for a private placement of 750,000 Ordinary shares at a price per share of $ 1 for the aggregate purchase price of $ 750.

On September 30, 2008, the Company and two principal shareholders and directors of the Company and its Chief Executive Officer entered into a definitive agreement for a private placement of 219,490 Ordinary shares at a price per share of $ 1.14 for the aggregate purchase price of $ 250. The issuance expenses related to the two private placements amounted to $ 13.

On December 30, 2008, the Company issued 2,174,615 Ordinary shares at a price per share of $ 0.98 to AnchorPoint, in connection with the AnchorPoint acquisition (see Note 1d).

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- SHAREHOLDERS’ EQUITY (Cont.)

c.	Stock options:

MTS has authorized, through its 1996 Incentive Share Option plan, the grant of options to officers, management, employees and directors of MTS or any subsidiary of up to 1,900,000 of MTS’s Ordinary shares. Up to 1,500,000 options shall be granted under the option plan, pursuant to section 102 of the Israel Income Tax Ordinance. Any option, which is canceled or forfeited before expiration, will become available for future grants.

Each option granted under the Plan is exercisable until the earlier of five years from the date of the grant of the option or the expiration dates of the option plan. The exercise price of the options granted under the plan may not be less than the nominal value of the shares into which such options were exercised. The options vest primarily gradually over four years of employment.

In 2003, Section 102 of the Israeli Income Tax Ordinance was amended effective as of January 1, 2003. Therefore MTS has rolled-over the remaining 893,915 Ordinary shares available at that time for future grants to a new plan that conforms with the newly amended provisions of Section 102 of the Israel Income Tax Ordinance. The Incentive Share Option Plan will terminate in 2013, unless cancelled earlier by MTS’s board of directors.

In June 2006, MTS authorized, through its 2006 Stock Option plan (“2006 Plan”), the grant of options to officers, management, employees and directors of MTS or any subsidiary of up to 400,000 of MTS’s Ordinary shares. Each option granted under the 2006 Plan will be either an option intended to be treated as an “incentive stock option,” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or an option that will be treated as a “non-qualified stock option.”

Each option granted under the 2006 Plan is exercisable until the earlier of five years from the date of the grant of the option or the expiration dates of the option plan. The exercise price of the options granted under the plan may not be less than the fair market value of an Ordinary share determined as of the date of grant of the option.

As of December 31, 2008, 981,433 Ordinary shares are available for future option grants.

d.	A summary of option activity under the Company’s stock option plans as of December 31, 2008 and changes during the year ended December 31, 2008 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

	audited

Outstanding at December 31, 2007	676,600	$2.41	–	$–
Granted	289,000	$1.08	–	–
Exercised	–	–	–	–
Forfeited	(416,100)	$2.27	–	–

Outstanding at December 31,2008	549,500	$1.83	3.26	$–

Exercisable at December 31,2008	206,125	$2.53	2.25	$–

Vested and expected to vest	496,525	$1.79	3.25	$–

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- SHAREHOLDERS’ EQUITY (Cont.)

The weighted average grant-date fair value of options granted during 2006, 2007 and 2008, was $ 1.94, $ 0.50 and $ 0.47 per option, respectively.

The total compensation cost related to options granted to employees under the Company’s share-based compensation plans recognized for the years ended December 31, 2007 and 2008 amounted at $ 92 and $ 104, respectively, net of estimated forfeitures.

The total intrinsic value of options exercised during the years ended December 31, 2006, 2007, and 2008, was $ 55, $ 0 and $ 0, respectively. As of December 31, 2008, there was $ 79 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 3 years.

e.	Options and warrants to non-employees:

Issuance date	In connection with	Number of options granted	Options exercised	Options exercisable	Options forfeited or expired	Exercise price per share	Exercisable through

August 2005	Service provider	37,000	–	37,000	–	$4.000	August 2009

During 2008, no options to consultants were granted by the Company. The Company had accounted for its outstanding options to non-employees under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these options was estimated at the measurement date using the Black-Scholes option-pricing model.

Compensation expenses related to the grant of stock options to consultants amounted to $ 10, $ 0 and $ 0 for the years ended December 31, 2006, 2007 and 2008, respectively.

Compensation expenses related to options granted to employees were recorded to research and development expenses and general and administrative expenses, as follows:

	Year ended December 31,

	2006	2007	2008

Cost of revenues	21	15	10
Research and development expenses	101	33	19
Selling and marketing	17	15	3
General and administrative expenses	71	29	72

	$210	$92	$104

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-       GEOGAPHIC INFORMATION AND MAJOR CUSTOMERS AND PRODUCTS

The Company adopted Statement of Financial Accounting Standard No. 131, “Disclosures About Segments of an Enterprise and Related Information” (“SFAS No. 131”). The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the customer.

The following is a summary of revenues within geographic areas based on end customer location and long-lived assets:

	Year ended December 31,

	2006	2007	2008

Revenues from sales:

United States	$5,353	$4,919	$4,702
Germany	1,881	1,402	1,453
China	624	565	1,144
Holland	561	488	338
Others	2,065	1,964	1,114

	$10,484	$9,338	$8,751

Total revenues from external customers categorized on the basis of the Company’s product lines are as follows:

	Year ended December 31,

	2006	2007	2008

Call accounting and TEM solution	$9,373	$8,752	$7,613
Billing products	1,111	586	1,138

	$10,484	$9,338	$8,751

	December 31,

	2006	2007	2008

Long-lived assets:

Israel	$3,177	$481	$2,588
United States	2,913	3,368	3,290
Others	46	35	26

	$6,136	$3,884	$5,904

BDO Trevisan Auditores Independentes
Rua Bela Cintra, 952 - 8° andar
São Paulo-SP- Brasil
01415-000

BDO Trevisan	Tel : +55 (11) 3138-5000
Fax : +55 (11) 3138-5227
www.bdotrevisan.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Quota holders of
Tabs Brasil Comércio e Serviços de Software Ltda.

We have audited the accompanying balance sheets of Tabs Brasil Comércio e Serviços de Software Ltda. as of December 31, 2007 and 2006, and the related statements of operations, change in quota-holders’ deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financing reporting. Our audits includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financing reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tabs Brasil Comércio e Serviços  de Software Ltda. as of December 31, 2007 and 2006 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

BDO Trevisan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Quota holders of
Tabs Brasil Comércio e Serviços de Software Ltda.
Brazil

The financial statements as of December 31, 2007 were prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. Under actual conditions the Company depends on the financial support of its quota-holders to continue as a going concern.

São Paulo, January 18, 2007.

BDO Trevisan Auditores Independentes

BDO McCabe Lo Limited	25th Floor Wing On Centre
Certified Public Accountants	111 Connaught Road Central
Hong Kong
Telephone (852) 2541 5041
Facsimile (852) 2815 2239

Report of the Independent Registered Public Accounting Firm

To the Board of Directors of
MTS Asia Limited

We have audited the accompanying balance sheet of MTS Asia Limited (the “Company”) as of December 31, 2008, and the related statements of income and stockholders’ deficit for the year ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and the results of its operations for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

BDO McCabe Lo Limited
Certified Public Accountants
Hong Kong.
19 FEB 2009

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors’ Report

The Shareholders and Board of Directors
The Info Group, Inc. (formerly AnchorPoint, Inc.)
Framingham, Massachusetts

We have audited the accompanying special-purpose balance sheet of The Info Group, Inc. (formerly AnchorPoint, Inc.) as of December 31, 2008, and the related special-purpose statements of income, shareholders’ equity (deficiency) and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying special-purpose financial statements were prepared for the purpose of complying with, and in conformity with the accounting principles specified in, an acquisition agreement dated December 31, 2008, between the Company and Mer Telemanagement Solutions Ltd., as discussed in Note 1, and are not intended to be a presentation of financial position, results of operations, and cash flows of The Info Group, Inc. (formerly AnchorPoint, Inc.) in conformity with generally accepted accounting principles.

In our opinion, the special-purpose financial statements referred to above present fairly, in all material respects, the financial position of The Info Group, Inc. (formerly AnchorPoint, Inc.) as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, on the basis of accounting described in Note 1.

GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

Worcester, Massachusetts
February 19, 2009

JUSAN, S.A.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

F - 0

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of Jusan, S.A.

1.	We have audited the accompanying balance sheets of Jusan, S.A. (“the Company”) as of December 31, 2006 and the related statements of income, shareholders´ equity and cash flows for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company´s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jusan, S.A. as of December 31, 2006 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

BDO Audiberia Auditores, S.L.

/s/ BDO Audiberia

Madrid, Spain, January, 19, 2007

F - 1

JUSAN, S.A.
BALANCE SHEETS AS OF DECEMBER 31, 2006
Euros in thousands

December 31, 2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	236
Short-term bank deposits	867
Trade receivables (net of allowance for doubtful accounts of - thousand euros as of December 31, 2006 and 57 thousand euros as of December 31, 2005 and net of provision for returns of 4 thousand euros as of December 31, 2006 and 4
thousand euros as of December 31, 2005) (Note 5)	1,098
Other accounts receivable and prepaid expenses (Note 3)	138
Inventories (Note 4)	503

Total current assets	2,842

PROPERTY AND EQUIPMENT, NET (Note 6)	67

Total assets	2,909

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank debt (Note 7)	17
Trade payables	324
Accrued expenses and other liabilities (Note 8)	176
Deferred revenues	10

Total current liabilities	527

COMMITMENTS (Note 9)

SHAREHOLDERS' EQUITY (Note 12):
Share capital -
15,052 Ordinary shares of(euro)0.0042 par value - Authorized, issued and
outstanding as of December 31, 2006 and 2005	63
Retained earnings	2,319

Total shareholders' equity	2,382

Total liabilities and shareholders' equity	2,909

The accompanying notes are an integral part of the financial statements

F - 2

JUSAN, S.A.
STATEMENTS OF INCOME AS OF DECEMBER 31, 2006
Euros in thousands (except share and per share data)

Year ended December 31, 2006

Revenues (Note 13):
Product sales	3,833
Services	520

Total revenues	4,353

Cost of revenues:
Product sales	1,812
Services	423

Total cost of revenues	2,235

Gross profit	2,118

Operating expenses:
Research and development	456
Selling and marketing	746
General and administrative	667

Total operating expenses	1,869

Operating income / (loss)	249
Financial income, net (Note 14)	6

Income before taxes on income	255

Income taxes (Note 10)	59

Net income / (loss)	196

Basic and diluted net earnings per share	13.02

Weighted average number of shares used in computing basic net
earnings per share	15,052

The accompanying notes are an integral part of the financial statements

F - 3

JUSAN, S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
AS OF DECEMBER 31, 2006
Euros in thousands

	Share Capital	Retained earnings	Total shareholders' Equity

Balance as of January 1, 2006	63	2,763	2,826

Dividend paid	-	(640)	(640)
Net income	-	196	196

Balance as of December 31, 2006	63	2,319	2,382

The accompanying notes are an integral part of the financial statements

F - 4

JUSAN, S.A.
STATEMENTS OF CASH FLOWS AS OF DECEMBER 31, 2006
Euros in thousands

Year ended December 31, 2006

Cash flows from operating activities:
Net income	196
Adjustments to reconcile net income to net cash provided by (used in)
operating activities:
Depreciation	29
Deferred taxes	2
Decrease (increase) in trade receivables	600
Decrease (increase) in other accounts receivable and prepaid expenses	22
Decrease (increase) in inventories	168
Increase (decrease) in trade payables	(158)
Increase (decrease) in accrued expenses and other liabilities	(165)
Increase (decrease) in deferred revenues	(39)
Net cash (provided by) operating activities	655

Cash flows from investing activities:
Investment in short-term bank deposits	(467)
Purchase of property and equipment	(58)
Net cash provided by (used in) investing activities	(525)

Cash flows from financing activities:
Dividend paid	(640)
Short-term bank debt	9
Net cash used in financing activities	(631)

Increase (decrease) in cash and cash equivalents	(501)
Cash and cash equivalents at the beginning of the year	737
Cash and cash equivalents at the end of the year	236

Non-cash financing information:
Accrued dividend	-

Supplemental disclosure of cash flows activities:
Cash paid during the year for:
Interest	6

Income taxes	-

The accompanying notes are an integral part of the financial statements

F - 5

JUSAN, S.A.
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006

NOTE 1: ORGANIZATION AND OPERATIONS

a.	JUSAN, S.A. (“the Company”) was incorporated in Spain on June 19, 1959. The Company is engaged on development, manufacturing and assembly, sales and distribution, and maintenance of vocal server and call billing applications, as well as is in the television rental business.

b.	The Company has five major customers (see also Note 13a).

c.	In accordance with Spanish Companies´ Law the directors present, for comparative purposes, each of the balance sheet and profit and loss account, the figures for the previous financial years, in addition to those for the financial year 2006.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in euros

Monetary accounts maintained in currencies other than the Euro are remeasured into Euros in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation” (“SFAS No. 52”). All effects of foreign currency remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

c.	Cash equivalents:

The Company considers all highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

There are no restrictions for cash and cash equivalents.

F - 6

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

The Company’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long- Lived Assets” (“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

g.	Research and development costs:

Research and development costs are charged to the Statement of Operations as incurred. Statement of Financial Accounting Standard No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

F - 7

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed.

h.	Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred tax assets to an amount whose realization is considered more likely than not.

i.	Revenue recognition:

The Company generates revenues from selling software-based products through resellers and distributors who are considered end-users. The Company also generates revenues from rendering maintenance and support services.

Revenues are recognized when all criteria outlined in Statement of Position No. 97-2 “Software Revenue Recognition” (“SOP No. 97-2”) as amended are met. Revenue from products is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable.

Where the arrangements involve multiple elements, revenue is allocated to each element based on vendor specific objective evidence (“VSOE”) of the relative fair values of each element in the arrangement, in accordance with the “residual method” prescribed by SOP No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition With Respect to Certain Transactions”. The VSOE used by the Company to allocate the sales price to support services and maintenance is based on the renewal rate charged when these elements are sold separately. Revenues from products are recorded based on the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements, and (2) all revenue recognition criteria of SOP No. 97-2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

Provision for returns in the amount of thousand € 3 is determined principally on the basis of past experience.

Revenues from maintenance and support services are recognized over the life of the maintenance agreement or at the time support services are rendered.

F - 8

Deferred revenues include unearned amounts received under maintenance and support contracts, not yet recognized as revenues.

j.	Warranty costs:

The Company provides free warranty for up to one year. A provision in the amount of thousand € 10 (thousand € 20 in 2005) is recorded for probable costs in connection with these services based on the Company’s experience.

The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

k.	Fair value of financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, other accounts receivable and trade payables approximate their fair value, due to the short-term maturity of such instruments.

There are short term fixed-rate securities as an amount of thousand € 867.

l.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits and trade receivables.

Cash and cash equivalents and short-term bank deposits are deposited with major banks in Spain. Management believes that the financial institutions that hold the Company’s investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

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

F - 9

m.	Basic and diluted net earnings per share:

Basic net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus potential ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share” (“SFAS No. 128”).

NOTE 3: OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

December 31, 2006

Tax authorities	99
Deferred taxes	17
Employee advances	6
Deposits	16

138

NOTE 4: INVENTORIES

December 31, 2006

Materials	479
Work in progress	31
Provision for obsolescence	(7)

503

F - 10

NOTE 5: TRADE RECEIVABLES

December 31, 2006

Trade receivables	840
Bills receivable	258
Allowance for doubtful accounts	-

1,098

NOTE 6: PROPERTY AND EQUIPMENT

	December 31,
	2005	Additions	Disposals	2006

Cost:
Computers and peripheral equipment	122	21	-	143
Office furniture and equipment	307	14	(3)	318
Motor vehicles	98	23	(21)	100
Leasehold improvements	-			-

	527	58	(24)	561
Accumulated depreciation:
Computers and peripheral equipment	(113)	(10)	-	(123)
Office furniture and equipment	(278)	(8)	3	(283)
Motor vehicles	(98)	(11)	21	(88)
Leasehold improvements	-	-	-	-

	(489)	(29)	24	(494)

Depreciated cost	38	29	-	67

Depreciation expenses for the year ended December 31, 2006 was thousand € 29.

F - 11

NOTE 7: SHORT-TERM BANK DEBT

The Company has a short-term bank debt in the amount of thousand € 17, bearing interest of 5%.

NOTE 8: ACCRUED EXPENSES AND OTHER LIABILITIES

December 31, 2006

Employees and payroll accruals	52
Income tax payable	59
Deferred tax	-
Tax authorities	135
Current Accounts	(80)
Warranty costs	10

176

NOTE 9: COMMITMENTS

The facilities of the Company are rented under operating leases for periods ending in 2009.

Future minimum lease commitments under non-cancelable operating leases as of December 31, are as follows:

2007	8
2008	8
2009	5

21

Rent expenses for year ended December 31, 2006was approximately thousand € 172. Rent expenses will be reviewed every year with the variation of the Consumer Price Index.

F - 12

NOTE 10: TAXES ON INCOME

Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations, is as follows:

Year ended December 31, 2006

Income before taxes as reported in the statements of operations	255
Non-deductible bad debt allowance and others 2004	-
Non-deductible bad debt allowance 2005	(20)
Tax depreciation	37
Increase (decrease) in the taxable base - Forward sales	33
Increase (decrease) in the taxable base - Unrealized severance allowance	(75)
Taxable income	230

Tax rates	35%

Tax expense (benefit)	80
Decrease in taxes resulting from:
Tax deduction for development	(21)
Deferred tax liability (asset)	-

Taxes on income, tax expense (benefit), as reported in the statements of operations	59

Under the current tax legislation, 35% of development expense can be deducted from the income tax with the limits of 35% of the theoretical tax charge. All the income before income taxes is domestic.

F - 13

NOTE 11: RELATED PARTIES TRANSACTIONS

The balances with and the revenues derived from related parties (related parties are shareholders, directors and family of both) were as follows:

a.	Payments to related parties:

Year ended December 31, 2006

Wages	332

In 2006 the payments of wages to related parties are based on the payments to the directors (thousand € 290), the social security paid to the directors (thousand € 18) and 20% from the leases (thousand € 24).

b.	Transactions with related parties were as follows:

Year ended December 31, 2006

Sales to related parties	29

Amounts charged by related parties:
Cost of revenues	41

F - 14

c.	Amounts receivable from and payables to related parties:

December 31, 2006

Receivables:
Mer Telemagement Solutions	5
MTS Asia	-
MTS IntegraTRAK	1
Jaraga BV.	100

Payables:
Mer Telemagement Solutions	-

NOTE 12: SHAREHOLDERS’ EQUITY

a.	Share capital:

The ordinary shares entitle their holders the right to receive notice, to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

b.	Legal reserve

As established by the Spanish Companies´ Act, 10% of profits must be allocated to the legal reserve, until such reserve is equal to 20% of share capital. The legal reserve shall not be distributed and may only be used for compensation of losses or to increase capital.

c.	Shareholding

There are 15,052 ordinary shares of € 0.0042 par value, authorized, issued and outstanding as of December 31, 2006.

The shareholders at December 31, 2006 are:

%

Jaraga, B.V.	50%
Jose Lasry Nahon	25%
Mauricio Toledano Marques	25%

F - 15

d.	Distribution of dividends.

The distribution of dividends amounting thousand € 640 as a result of reserves distribution, has been paid to the shareholders in direct proportion of their shares.

Jaraga, B.V.	320
Jose Lasry Nahon	160
Mauricio Toledano Marques	160

NOTE 13:- SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Major customers as a percentage of total revenues:

Year ended December 31, 2006%

Adictis	10%
Liberty Voz, S.L.	6%
Cableuropa, S.A.	6%
Siemens, S.A.	-
Telefonica de Espana	5%
Eurotelefonia del Sur, S.L.	4%
Siemens Chile	-
Accentic	-

F - 16

b.	The following is a summary of revenues within geographic areas based on end customer location:

Year ended December 31, 2006

Spain	2,586
European Community	1,280
Other	487

4,353

NOTE 14: SELECTED STATEMENTS OF OPERATIONS DATA

Financial income, net

Year ended December 31, 2006

Financial expenses:

Interest expenses	6
Other expenses	27
33

Financial income:

Interest income	39

Financial income, net	6

F - 17

S I G N A T U R E S

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MER TELEMANAGEMENT SOLUTIONS LTD. By: /s/ Eytan Bar —————————————— Eytan Bar Chief Executive Officer

By: /s/ Alon Mualem —————————————— Alon Mualem Chief Financial Officer

Dated: April 2, 2009