Form 20-F/A
period 2008-12-31
MER TELEMANAGEMENT SOLUTIONS LTD
filed 2009-04-03
CIK 1025561

SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 20-F/A
                                 AMENDMENT NO. 1

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

                   14 HATIDHAR STREET, RA'ANANA 43665, ISRAEL
                    (Address of principal executive offices)

           ALON MUALEM, +972-9-7777-555 (PHONE), +972-9-7777-566 (FAX)
                    14 HATIDHAR STREET, RA'ANANA 43665, ISRAEL
              (Name, Telephone, E-mail and/or Facsimile number and
                       Address of Company Contact Person

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
          ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE...............8,917,950
                            (as of December 31, 2008)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                  Yes ___ No X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                   Yes___ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                   Yes X No __


Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

        U.S. GAAP [X]        International Financial                 Other [ ]
                             Reporting Standards as issued
                             by the International
                             Accounting Standards Board [ ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

                             Item 17 [ ] Item 18 [ ]


If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                  Yes ___ No X

This Report on Form 20-F is incorporated by reference into our Form F-3 Registration Statement File No. 333-128225 and into our Form S-8 Registration Statements File No. 333-12014 and 333-123321.

                                EXPLANATORY NOTE
                                ----------------

         This Amendment No. 1 on Form 20-F/A to our Annual Report on Form 20-F for the year ended December 31, 2008, or Amendment No. 1, amends our Annual Report on Form 20-F for the year ended December 31, 2008 filed with the Securities and Exchange Commission on April 2, 2009. The Form 20-F for the year ended December 31, 2008 is hereby amended to correct an inadvertent error in
Exhibit 15.2, the consent of BDO Audiberia Auditores, S.L., relating to the financial statements of Jusan, S. A. as of and for the year ended December 31, 2006. Exhibit 15. 2 filed with the original Form 20-F is hereby replaced in its entirety with the consent of BDO Audiberia Auditores, S.L. being filed with this Amendment No. 1.

         Other than the foregoing exhibit, no part of our Annual Report on 20-F for the year ended December 31, 2008 is being amended. This Amendment No. 1 is not intended to revise other information presented in our Annual Report on Form 20-F for the year ended December 31, 2008 as originally filed and all such other information in the original filing remains unchanged.

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----


PART III....................................................................3

ITEM 19.     EXHIBITS.......................................................3

S I G N A T U R E...........................................................5

                                    PART III


ITEM 19. EXHIBITS
         --------

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

         4.7      Registration Rights Agreement dated August 10, 2005 (7)

         4.8      Form of Warrant issued to Mr. Avi Ziv (8)

         4.9 Purchase Agreement dated January 24, 2008, by and between the Registrant and Lior Salansky (9)

         4.10 Purchase Agreement dated September 28, 2008, by and among the Registrant, Lior Salansky, Isaac Ben-Bassat and Eytan Bar (10)

         4.11 Asset Purchase Agreement dated December 23, 2008, by and among MTS IntegraTRAK Inc., the Registrant and AnchorPoint, Inc. (now named The Info Group, Inc.)*

         8.1      List of Subsidiaries of the Registrant*

         11.1     Code of Ethics (11)

         12.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.*

         12.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.*

         13.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

         13.2     Certification of Chief Financial Officer pursuant to 18 U.S.C.
                  Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

          15.1 Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global*

          15.2    Consent of BDO Audiberia Auditores, S.L. (relating to
                  Jusan, S.A.)

          15.3 Consent of BDO Trevisan Auditores Independentes (relating to TABS Brazil Ltda.)*

          15.4    Consent of BDO McCabe Lo Limited (relating to MTS Asia
                  Limited)*

          15.5 Consent of Greenberg, Rozenblatt, Kull & Bitsoli, PC (relating to The Info Group, Inc. (formerly AnchorPoint, Inc.))*

          -----------------

          * Previously filed as an Exhibit to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2008.

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

          (9) Filed as Item 2 to the Registrant's Report on Form 6-K for the month of January 2008 submitted on January 28, 2008, and incorporated herein by reference.

          (10) Filed as Item 2 to the Registrant's Report on Form 6-K for the month of October 2008 submitted on October 2, 2008, and incorporated herein by reference.

          (11) Filed as Exhibit 14.1 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.

                                S I G N A T U R E

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.




                                            MER TELEMANAGEMENT SOLUTIONS LTD.


                                            By: /s/Alon Mualem
                                                --------------
                                                Alon Mualem
                                                Chief Financial Officer




Dated: April 3, 2009