Form 20-F
period 2009-12-31
MER TELEMANAGEMENT SOLUTIONS LTD
filed 2010-03-26
CIK 1025561

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Ordinary Shares, par value NIS 0.01 per share……………4,458,976
(as of December 31, 2009)

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

Yes ☒           No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

 Yes ☐          No ☐

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

Yes ☐           No ☒

This Report on Form 20-F is incorporated by reference into our Form S-8 Registration Statements File No. 333-12014 and 333-123321.

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

As of March 2, 2010, a one-for-two reverse stock split of our issued and outstanding ordinary shares went into effect, following the approval of our shareholders at an extraordinary general meeting.  All numbers of our ordinary shares and share prices set forth in this annual report have been adjusted to reflect the reverse stock split.

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

i

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

ITEM 2.                   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                   KEY INFORMATION

A.           Selected Financial Data

The following selected consolidated financial data for and as of the five years ended December 31, 2009 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP.  Our audited consolidated financial statements with respect to the three years ended December 31, 2009 and as of December 31, 2008 and 2009 appear elsewhere in this Annual Report.  Our selected consolidated financial data as of December 31, 2005, 2006 and 2007 and for the years ended December 31, 2005 and 2006 have been derived from audited consolidated financial statements not included in this Annual Report.   The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects,” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Operations Data:
	Year Ended December 31,
	2005	2006	2007	2008	2009
	(in thousands, except share and per share data)
Revenues	$11,563	$10,484	$9,338	$8,751	$11,434
Cost of revenues	3,802	3,355	2,736	2,321	3,777
Gross profit	7,761	7,129	6,602	6,430	7,657
Selling and marketing	4,797	3,078	3,481	1,927	1,888
Research and development, net	4,395	3,633	2,640	2,688	2,914
General and administrative	2,830	2,651	3,695	3,065	3,618
Impairment of goodwill and other intangible assets	--	--	2,312	--	--
Operating loss	(4,261)	(2,233)	(5,526)	(1,250)	(763)
Financial (expenses) income, net	53	(54)	(105)	--	(31)
Capital gain (loss) on sale or discontinuation of long-term investment	--	--	(63)	398	(63)
Loss before taxes on income	(4,208)	(2,287)	(5,694)	(852)	(857)
Taxes on income (benefit), net	10	118	(68)	108	20
Net loss before equity in earnings (losses) of affiliate	(4,218)	(2,405)	(5,626)	(960)	(877)
Equity in earnings (losses) of affiliate	2	159	(197)	-	-
Net loss	$(4,216)	$(2,246)	$(5,823)	$(960)	$(877)
Basic and diluted net loss per share	$(1.66)	$(0.78)	$(2.02)	$(0.30)	$(0.20)
Weighted average number of ordinary shares used in computing basic net loss per share	2,546,059	2,881,156	2,886,923	3,264,918	4,458,976
Weighted average number of ordinary shares used in computing diluted net loss per share	2,546,059	2,881,156	2,886,923	3,264,918	4,458,976

Balance Sheet Data:

	As of December 31,
	2005	2006	2007	2008	2009
	(in thousands)
Working capital (deficiency)	$2,065	$186	$(2,014)	$(1,727)	$(2,108)
Total assets	13,816	14,054	8,478	10,622	9,890
Long-term loans	--	583	--	--	--
Shareholders’ equity	9,174	7,542	1,569	3,799	3,115

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

The recent crisis in the financial and credit markets in the United States, Europe and Asia led to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness.  Although global economic conditions have begun to stabilize or improve, many of the markets in which we operate remain weak.   If the economies in the countries in which we operate continue to be weak or weaken further, the demand for our products and technology may decrease as a result of continued constraints on capital spending by our customers.  In addition, this could result in longer sales cycles and increased price competition for our products.  Any of these events would likely harm our business, operating results and financial condition.  If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets, remain weak or weaken further, our business, operating results and financial condition may be materially adversely affected.

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

Due to the foregoing, our quarterly financial performance has in the past and may in the future vary significantly.  Our revenues and operating results in any quarter may not be indicative of our future performance and it may be difficult for investors to evaluate our prospects.  Due to the foregoing, quarterly revenues and operating results are difficult to forecast, and it is likely that our future operating results will be adversely affected by these or other factors.  Revenues are also difficult to forecast because the market for telecommunication management and billing solutions is rapidly evolving and our sales cycle for our solutions, from initial evaluation to purchase, is lengthy and varies substantially from customer to customer.  In some future quarter, our operating results may be below the expectations of public market analysts and investors.  In such event, it is likely that the price of our ordinary shares would be materially and adversely affected.

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

On December 30, 2008, we completed the acquisition of certain assets and liabilities of AnchorPoint, Inc., or AnchorPoint, a Massachusetts corporation, a provider of telecommunications expense management, or TEM, solutions.  We believe that the acquisition of AnchorPoint’s expense management solutions has enabled us to expand our TEM products offerings, will reduce our customers’ telecom costs and improve their information technology and telecom activities, and will assist us to expand our business in the United States.  We may not be able to successfully exploit the products that we acquired from it.

We derive the majority of our revenues from telecommunications expense management solutions, the market for which has declined in recent years.

Until 2005, we derived substantially all of our revenues from our TABS.IT call accounting and billing products.  In late 2004, we implemented a new strategy that led to the development and introduction of our Application Suite.  The Application Suite is built on the Microsoft.Net platform and establishes a framework for us to provide customized solutions that include customer care and billing in addition to our traditional TEM solutions.  The main functions of our TABS.IT and prior WinTrak families of products were incorporated into the Application Suite.  In 2005, we expanded and enhanced the functionality of the Application Suite to include invoice management, which facilitates bill reconciliation and dispute management.  In July 2006, we completed the acquisition of certain assets and liabilities of TelSoft Solutions, Inc., or TelSoft, a California-based provider of call accounting and TEM solutions.  In December 2008, we acquired certain assets and liabilities of AnchorPoint, a provider of TEM solutions.  Despite the foregoing, our revenues from our TEM solutions declined each year from 1999 until 2003 and again from 2006 until 2008 and revenues for these products may not continue to grow in the future.  If the market for our TEM solutions fails to grow in the future, our business, operating results and financial condition would be materially adversely affected.  Our future financial performance will be dependent to a substantial degree on the successful introduction, marketing and customer acceptance of our invoice management products.

We depend on business telephone system manufacturers, vendors and distributors for our sales.

One of the primary distribution channels for our call accounting management products are private branch exchange, or PBX, original equipment manufacturers, or OEMs, and vendors who market our products to end-users in conjunction with their own products.  We are highly dependent upon the active marketing and distribution efforts of our PBX OEMs.  In 2007, 2008 and 2009, sales attributable to our largest OEM customer, Siemens Gmbh, represented approximately 26.4%, 24.4% and 11.9% of our total revenues, respectively.

As Siemens Gmbh and other PBX vendors expand their product offerings to offer a wider range of newer technologies such as the Internet, Wireless Fidelity, or WiFi, and voice over Internet protocol, or VoIP, we have enhanced our Application Suite to accommodate these new services.  In late 2004 and early 2005, we entered into a partnership agreement with NEC Unified Solutions, Inc., that was subsequently assigned to NEC Infrontia, Inc., for the integration of our products with their own products and the marketing of our integrated product. Sales of call accounting solutions by PBX manufacturers and vendors have declined markedly in the recent past, and sales through this channel may negatively be affected.  Our success will be dependent to a substantial degree on the marketing and sales efforts of such third parties in marketing and integrating our products.  These third parties may not give priority to the sale of our products as an enhancement to their products.  Although most of the major business telephone switching systems manufacturers and vendors currently rely on third-party suppliers to provide call accounting and other telemanagement products, these manufacturers and vendors, including our current customers, may develop their own competing products or purchase competing products from others.

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

We are based in Israel and generate a large percentage of our sales outside the United States.  Our sales in the United States accounted for 52.7%, 53.7% and 73.4% of our total revenues for the years ended December 31, 2007, 2008 and 2009, respectively.  We may not be able to maintain or increase international market demand for our products.  To the extent that we cannot do so in a timely manner, our business, operating results and financial condition will be materially and adversely affected.

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

The Info Group, Inc. (formerly AnchorPoint, Inc.) currently controls the vote of 24.4% of our outstanding shares, Mr. Chaim Mer, the Chairman of our Board of Directors, and his wife, Mrs. Dora Mer, our Israeli legal counsel, currently control the vote of approximately 23.7% of our outstanding ordinary shares, Mr. Lior Salansky, our President, is the owner of 12.7% of our outstanding ordinary shares and Mr. Isaac Ben-Bassat, one of our directors, is the owner of 7.7% of our outstanding ordinary shares.  As a result, such entity and persons control and will continue to control the election of our entire Board of Directors other than our two outside directors and generally have the ability to direct our business and affairs.

We are subject to risks arising from product defects and potential product liability.

We may provide warranty for up to three months for end-users and, in limited instances, up to 12 months for our OEM distributors. Our sales agreements typically contain provisions designed to limit our exposure to potential product liability or related claims.  The limitation of liability provisions contained in our agreements may not be effective.  Our products are used by businesses to reduce communication costs, recover charges payable by third parties, prevent abuse and misuse of telephone networks and converged billing solutions for information and telecommunication service providers, and as a result, the sale of products by us may entail the risk of product liability and related claims.  A product liability claim brought against us could have a material adverse effect upon our business, operating results and financial condition.  Products such as those offered by us may contain undetected errors or failures when first introduced or when new versions are released.  Despite our testing and testing by current and potential customers, errors may be found in new products or releases after commencement of commercial shipments.  The occurrence of these errors could result in adverse publicity, loss of or delay in market acceptance or claims by customers against us, any of which could have a material adverse effect upon our business, operating results and financial condition.

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

Risk Factors Related to Our Ordinary Shares

If we fail to maintain compliance with NASDAQ’s continued listing requirements, our shares may be delisted from The NASDAQ Capital Market.

Our ordinary shares are listed on The NASDAQ Capital Market under the symbol “MTSL.”  To continue to be listed on The NASDAQ Capital Market, we need to satisfy a number of conditions, including minimum shareholders’ equity of at least $2.5 million and a minimum closing bid price per share of $1.00 for 30 consecutive business days.  In the past we fell below the minimum $2.5 million shareholders’ equity and we may not be able to maintain such minimum shareholders’ equity in the future.  In September 2009, we received a notice from The NASDAQ Stock Market stating that the minimum bid price of our ordinary shares was below $1.00 per share for 30 consecutive business days and that we were therefore not in compliance with NASDAQ continued listing requirements.  We were given until March 15, 2010 to regain compliance, otherwise our ordinary shares would be subject to delisting.  We regained compliance with the NASDAQ minimum bid price requirement following a two-for-one reverse stock split of our issued and outstanding ordinary shares effective March 2, 2010, that was approved by our shareholders at an extraordinary general meeting held in February 2010.  However, we cannot be sure that our share price will continue to be in compliance with the requirements for continued listing on The NASDAQ Capital Market, or that any appeal of a decision to delist our ordinary shares will be successful.  If we are delisted from NASDAQ, trading in our ordinary shares would be conducted on a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

We may in the future be classified as a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

Holders of our ordinary shares who are United States residents face income tax risks.  There is a substantial risk that we may become a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares.  For U.S. Federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income.  For this purpose, cash is considered to be an asset which produces passive income.  As a result of our relatively substantial cash position at the time, we believe that we were a PFIC in certain periods over the last few years under a literal application of the asset test described above, which looks solely to the market value of our assets.  We do not believe that we were a PFIC in 2009.  If we are classified in the future as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares.  Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

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

Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts.  A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.  Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn.  This, in turn, could have a material adverse effect on our operations and business.  There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which continued with varying levels of severity through 2008.  The future effect of this deterioration and violence on the Israeli economy and our operations is unclear.  Since January 2006, there has been an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s northern border with Lebanon in the summer of 2006, and extensive hostilities along Israel’s border with the Gaza Strip since June 2007 when the Hamas effectively took control of the Gaza Strip.  Recently, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups.  Hamas launched hundreds of missiles from the Gaza Strip against Israeli population centers, which led to an armed conflict between Israel and Hamas during December 2008 and January 2009.  Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria, the Islamic Republic of Iran and Lebanon may have a material adverse effect on our business, financial conditions and results of operations.

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

We report our financial results in dollars, while a significant amount of our expenses, primarily salaries, are paid in NIS.  Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS.  During 2007, 2008 and 2009, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our NIS expenses.  We are also influenced by the timing of, and the extent to which, any increase in the rate of inflation in Israel over the rate of inflation in the United States is not offset by the devaluation of the NIS in relation to the dollar.  Our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel.  In the past, the NIS has devalued against the dollar and other foreign currencies, generally reflecting inflation rate differentials.  We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS against the dollar.  If the dollar cost of our operations in Israel increases, our dollar measured results of operations will be adversely affected.

The government programs and tax benefits we currently participate in or receive require us to meet several conditions and may be terminated or reduced in the future.

We have benefited from certain Israeli Government grants, programs and tax benefits.  In each of the last five fiscal years we applied to the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for grants for our research and development projects and we subsequently received approval such applications.  Future grant applications may not be approved by the Office of the Chief Scientist and we may not be able to obtain any such grants in the future.  To remain eligible for these grants, programs and tax benefits, we must comply with certain conditions, including making specified investments in fixed assets from our own equity and paying royalties with respect to grants received.  In addition, some of these programs restrict our ability to manufacture particular products and to transfer particular technology outside of Israel.  If we do not meet these conditions in the future, the benefits we received could be canceled and we may have to refund payments previously received under these programs or pay increased taxes.  The Government of Israel has reduced the benefits available under these programs in recent years and these programs and tax benefits may be discontinued or curtailed in the future.

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

In November 2007, we completed the sale of our 50% ownership interest in Jusan S.A., our Spanish affiliate, in consideration of 700,000 Euros (approximately $1.0 million) plus the payment to us of 25% of the net income, if any, of Jusan S.A. during the period commencing upon completion of the sale and ending June 30, 2008.  We recorded an equity loss of $197,000 as a result of the transaction.  We did not receive any additional consideration in connection with the sale of Jusan S.A. during 2008 and 2009.

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

On December 30, 2008, we completed the acquisition of certain assets and liabilities of AnchorPoint, a Massachusetts-based provider of TEM solutions.  This acquisition has enabled us to expand our product offerings and reduce our customers’ telecom costs and improve their information technology and telecom activities.  The aggregate consideration paid for the acquisition was the issuance of 24.4% of our outstanding shares on a post-transaction basis.

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

With today’s greater mobility, the need to keep track of moves and changes in an organization requires the use of tools to control, manage and document these changes more effectively.  The useful life of a standard cabling structure should be 15 years.  This means that existing cables should be able to support an average of three upgrades of communication equipment during its lifetime, plus an average of five changes to all outlets.  It is virtually impossible to achieve this performance level without maintaining accurate records that reflect details of all cables installed in an organization and track changes in the organization’s cable structure.

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

Telephony over the Internet, which provides voice communications using the Internet, is now becoming more prevalent.  In conjunction with these services is a “pre-paid” option, which allows a customer to buy a certain amount of time (expressed as a function of money) either from the web or through the purchase of a “scratch” card (which contains an account or personal identification number (PIN) and units of time) and debits the account with each usage.

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

AnchorPoint Products and Services.

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

Map-to-WinSM . Customer engagements with respect to AnchorPoint begin with Map-to-WinSM, which is a strategic consulting approach for our AnchorPoint TEM solution.  Map-to-WinSM enables organizations to effectively align their business goals with their people, processes and technology investments to assure that their expense management initiatives will be successful.  Our proprietary Map-to-WinSM approach ensures that proven business processes are used to define both the customer’s and our responsibilities during setup and implementation.  This enables our customers to maximize any process improvement opportunities and ensures that nothing is overlooked during this process.

Consulting Services.  Consulting services for our AnchorPoint TEM solution are designed to assist companies to develop a strategic telecom plan that is right for their needs and to address their tactical requirements as they arise.  Our consulting services work closely with internal IT/telecom and finance teams to ensure a successful TEM solution from start to finish.  Our TEM consultants support every stage of the TEM lifecycle, using best-practices-based analysis and processes to help leverage the customers’ internal processes and technology.  The end result is a long-term, measurable TEM strategy.  Our consulting services for AnchorPoint include:

•	invoice and inventory audit and recovery;

•	contract negotiations and strategic sourcing;

•	discovery and road mapping services;

•	process diagnosis and solution design; and

•	wireless optimization and implementation of an IT governance, risk and compliance system.

Billing Solutions

Our billing solution for service providers is based on our Total-e product with the following modules:

•	Retail Billing – customer care and billing (business and residential). The billing and rating is for both postpaid and prepaid scenarios.

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

Customer Service and Installation

We provide customer support to end-users and channels (distributors and business partners) in the United States, Israel and Hong Kong on both a service contract and a per-incident basis.  Our technical support engineers answer support calls directly and generally seek to provide same-day responses.  We provide updated telephone rate tables to customers on a periodic basis under annual service contracts.  The rate tables are obtained from third-party vendors who provide this data for all major long-distance service providers.  Our distributors provide a full range of service and technical support functions for our products, including rate tables, to their respective end-user customers.

Sales and Marketing

We believe that partnering with network vendors and system integrators is the most advantageous means to generate new sales of our solutions.  In addition, our broad base of previously installed solutions, primarily in the United States, provides us with opportunities to offer and sell any new products, solutions and services.

We sell our solutions worldwide through original equipment manufacturer, or OEMs, distribution channels and our own direct sales force in the United States, Israel and Hong Kong, and through a network of local distributors in these and various other countries. We employed 8 persons in sales and marketing and 44 persons in support as of December 31, 2009, as compared to 11 persons in sales and marketing and 52 persons in support as of December 31, 2008 and 12 persons in sales and marketing and 18 persons in support as of December 31, 2007.

We conduct a wide range of marketing activities aimed at generating awareness and leads.  We maintain our website (www.mtsint.com), allowing for correspondence and queries from new potential customers as well as promoting support for our existing customer base. The information on our website is not incorporated by reference into this annual report.

Managed Services

Our managed services solution is an outsourcing solution geared to domestic and multi-national companies that centrally manage their telecommunications usage and is offered as an added value service.  Our managed services for call accounting are offered in the United States where our New Jersey office acts as a service bureau.  Our managed services for our AnchorPoint TEM solution are offered by our offices in Georgia and Massachusetts, utilizing a hosting facility operated by SunGard in Massachusetts.  Managed services for our AnchorPoint TEM solution include the outsourcing of activities of database management, invoice loading (electronic or paper), invoice auditing and payment services, service order and procurement, chargeback and usage management, dispute management, report generation and enterprise application interfaces.  Managed services are attractive to enterprises that have made the strategic decision to outsource non-core, back-office functions and focus on a core set of competencies.

Switching Systems Manufacturers and Vendors.  We believe that the most efficient means of selling our telemanagement products is to enter into relationships with major business telephone system manufacturers and vendors who market our products on either an OEM basis or supplemental sales basis at the time they sell their switching systems.  We also utilize our distributors to market our products to local business telephone switching systems manufacturers and distributors.  We intend to establish additional strategic relationships with business telephone switching systems manufacturers and vendors.  Among the companies that sell our telemanagement products are Damovo, ECI/Tadiran, NEC, Panasonic and Siemens.  We have also entered into an agreement with a major global manufacturer with respect to our billing products.  Sales attributable our largest OEM customer, Siemens, represented approximately 26.4%, 24.4% and 11.9% of our total revenues for the years ended December 31, 2007, 2008 and 2009, respectively.

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

Strategic Relationships.  As part of our marketing strategy, we attempt to develop and establish new strategic relationships with manufacturers of voice and data communication systems and IP-based equipment as means of entering new markets and channels. In addition we develop and establish value add partnerships with telecom and IT consultants who seek to offer TEM and/or telemanagement solutions to their existing customers and prospects.

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

C.           Organizational Structure

Our wholly-owned subsidiaries in the United States, Hong Kong and the Netherlands, MTS IntegraTRAK Inc., MTS Asia Ltd. and Bohera B.V., respectively, act as marketing and customer service organizations in those countries.

D.           Property, Plants and Equipment

Our executive offices and research and development facilities are located at 14 Hatidhar Street, Ra΄anana, Israel, where we occupy approximately 9,192 square feet.  The lease, which expires in February 2011, has an annual rental charge of approximately $229,000.

Our U.S. subsidiary MTS IntegraTRAK Inc. occupies approximately 3,772 square feet of space in River Edge, New Jersey.  The lease, which expires in February 2014, has an annual rental charge of approximately $74,000.  We have an office in Glendale, California, where we occupy approximately 1,943 square feet of space, under a month-to-month lease for a monthly rental fee of approximately $4,500.  In addition, we have an office in Framingham, Massachusetts, where we occupy approximately 3,334 square feet of space, under a month-to-month lease for a monthly rental fee of approximately $4,100.  We also have an office in Powder Springs, Georgia, where we occupy approximately 4,800 square feet of space under a lease that expires in November 2010, with a monthly rental fee of approximately $4,700.  In addition, we have an office in Hong Kong where we occupy approximately 958 square feet of space, under a lease that expires in October 2010, with a monthly rental fee of approximately $1,500

ITEM 4A.                   UNRESOLVED STAFF COMMENTS

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

Background

We were incorporated under the laws of the State of Israel in December 1995, as a subsidiary of C.Mer Industries Ltd., an Israeli public company (TASE: MER).  Since our initial public offering in May 1997, our ordinary shares have been listed on the NASDAQ Stock Market.  In June 1999, C.Mer Industries Ltd. distributed to its shareholders all of its remaining shares in our company as a dividend.

We have wholly-owned subsidiaries in the United States, Hong Kong and the Netherlands, MTS IntegraTRAK Inc., MTS Asia Ltd. and Bohera B.V., respectively, which act as marketing and customer service organizations in those countries.

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

General

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  Transactions and balances originally denominated in dollars are presented at their original amounts.  Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 830, “Foreign Currency Translation.”  The majority of our sales are made outside Israel in dollars.  In addition, substantial portions of our costs are incurred in dollars.  Since the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date.  Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction.  The financial statements of certain subsidiaries and an affiliate that we sold in November 2007 whose functional currency is not the dollar, have been translated into dollars.  All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date.  Statement of operations amounts have been translated using the average exchange rate for the period.  The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

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

Revenue Recognition.  We account for our revenue in accordance with the provisions ASC 985-605, “Revenue recognition – Software,” or ASC 985-605.  When an arrangement does not require significant production, modification or customization of software or does not contain services considered to be essential to the functionality of the software, revenue is recognized when the following four criteria are met:

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

Many of our software arrangements involve multiple elements.  Such elements typically include any or all of the following: software licenses, warranty, technical support and training services.  For multiple-element arrangements that do not involve significant modification or customization of the software and do not involve services that are considered essential to the functionality of the software, we allocate value to each undelivered element based on vendor specific objective evidence, or VSOE, of the fair value of each undelivered element in the arrangement, in accordance with the “residual method” .  The VSOE used by us to allocate the sales price to support services and maintenance is based on the renewal rate charged when these elements are sold separately.  License revenues are recorded based on the residual method.  Under the residual method, revenue is recognized for the delivered elements when (i) there is VSOE of the fair values of all the undelivered elements, and (ii) all revenue recognition criteria of FASB ASC 985-605, as described above, are satisfied.  Under the residual method any discount in the arrangement is allocated to the delivered element. If sufficient VSOE does not exist for all undelivered elements, revenue is deferred for the entire arrangement until all revenue recognition criteria are met for such undelivered elements.

Revenues from maintenance and support services are recognized over the term of the maintenance and support agreement on a straight line basis.

Revenues for hosting and managed services are recognized based on Staff Accounting Bulletin No. 104 and ASC 605-25, when delivery has occurred or services have been rendered, the fee is fixed and determinable, collectability is probable and persuasive evidence of an arrangement exists. These revenues are recognized as one unit of accounting, on a straight line basis over the term of the last undelivered element.

Deferred revenues include unearned amounts received under maintenance and support contracts, not yet recognized as revenues.

Revenues from billing products which involve significant customization of our software to customer specific specifications are recognized in accordance with ASC 605-35, using contract accounting on a percentage of completion method, over the period from signing of the license through to customer acceptance in accordance with the “input method.”  The amount of revenue recognized is based on the total license fees under the license agreement and the percentage to completion achieved.  The percentage to completion is measured by monitoring progress using records of actual costs incurred to date in the project compared with the total estimated project requirements.  Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology and are reviewed and updated regularly by management.

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

Valuation of Investments.  We account for investments in debt and equity securities (other than those accounted for under the equity method of accounting) in accordance with FASB ASC 320, “Investments - Debt and Equity Securities,” or ASC 320.  Our management determines the classification of investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.  We classify all of our securities as available for sale carried at fair market value.  Fair value is determined based on observable market value quotes.  Available for sale securities are carried at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss) in shareholders’ equity.  Realized gains and losses on sales of investments are included in earnings and are derived using the specific identification method for determining the cost of securities.  Interest and dividends on securities are included in financial income, net.

In accordance with our policy and ASC 320, we recognize an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other than temporary.  We consider various factors in determining whether to recognize an impairment charge, including our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers.  During 2009 and 2008, no other than temporary net impairment on marketable securities was recorded.

The marketable securities held by us are pledged to the future rent payments for the facilities in Israel.

Income Taxes.  Estimates and judgments are required in the calculation of certain tax liabilities and in the determination of the recoverability of certain of the deferred tax assets, which arise from net operating losses tax carryforwards and temporary differences between the tax and financial statement recognition of revenue and expense.  FASB ASC Topic 740, “Income Taxes” also requires that the deferred tax assets be reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods.

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

Based on estimates of future taxable profits and losses in the tax jurisdictions that we operate, we determined that a tax asset of $35,000 is expected to be utilized in the foreseeable future.

Based on estimates of future taxable profits and losses in the tax jurisdictions that we operate, we determined that a valuation allowance of $3.9 million was required for tax loss carryforwards and other temporary differences as of December 31, 2009.  If these estimates prove inaccurate, a change in the valuation allowance could be required in the future.

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

Goodwill and other intangible assets and long-lived assets.  As of December 31, 2006, we had recorded goodwill of approximately $1.9 million attributable to the acquisition of the billing activity of Teleknowledge in December 2004.  As of December 31, 2006 and 2007, we had recorded goodwill of approximately $166,000 and $772,000, respectively, attributable to the acquisition of the TEM activity of TelSoft on July 31, 2006.  As of December 31, 2008, we had recorded goodwill of approximately $683,000 attributable to the acquisition of the TEM solutions of AnchorPoint on December 30, 2008.  FASB ASC Topic 350, “Intangibles – Goodwill and Other,” or ASC 350, requires goodwill to be tested for impairment on adoption of the statement, at least annually thereafter, and between annual tests if certain circumstances or indicators of impairment occur, and written down when impaired.  Goodwill is tested for impairment by comparing the fair value of our reportable units with their carrying value.  Fair value is determined using discounted cash flows.  Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for the reportable units.  We have elected to perform our analysis of goodwill at the end of the third quarter of the year.  During the first six months of 2007, due to indicators of impairment that occurred, we reviewed our goodwill and determined that there was an indication that the goodwill relating to the acquisition of the Teleknowledge billing activity had been impaired due to the significant decrease in revenues from the activity and delay in receipt of new purchase orders.  We assessed the recoverable amount of such goodwill, based on our projections and using expected future discounted cash flows.  Based on such analysis, as of June 30, 2007, we determined that the goodwill in the amount of $1.9 million relating to the acquisition of the Teleknowledge billing activity had been impaired and the carrying value was written off.  During 2008 and 2009, no impairment losses relating to goodwill were identified. Our long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with FASB ASC 360, “Property, Plant and equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of the carrying amount of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets.  If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  As of June 30, 2007, we determined that intangible assets relating to the Teleknowledge acquisition have been impaired, and as a result, we recorded an impairment loss in the amount of $434,000.  During 2008 and 2009, no impairment losses relating to intangible assets were identified.

Results of Operations

The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
Revenues:
Product sales	61.7%	58.4%	47.7%
Services	38.3	41.6	52.3
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Product sales	20.0	17.0	16.0
Services	9.3	9.5	17.0
Total cost of revenues	29.3	26.5	33.0
Gross profit	70.7	73.5	67.0
Selling and marketing	37.3	22.0	25.5
Research and development, net	28.3	30.7	16.5
General and administrative	39.6	35.0	31.6
Impairment of goodwill and other intangible assets	24.8	--
Operating loss	59.3	14.2	6.6
Financial (expenses), net	(1.1)	-	(0.2)
Capital loss (gain) on sale of long-term investment	0.7	(4.5)	0.6
Loss before taxes on income	61.1	9.7	7.4
Taxes on income (benefit), net	0.7	(1.2)	0.2
Net loss before equity in (losses) of affiliate	60.4	10.9	7.6
Equity in (losses) of affiliate	2.1	--	--
Net loss	62.5	10.9	7.6

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Revenues from Products and Services.  Revenues from products and services consist primarily of software license fees sales, hardware sales and revenues from services, including managed services, hosting, consulting, maintenance, training, professional services and support.  Revenues from products and services increased by 31% to $11.4 million for the year ended December 31, 2009 from $8.8 million for the year ended December 31, 2008.  Revenues from products and services from our wholly-owned U.S. subsidiary, MTS IntegraTRAK, increased by77.8% to $8.4 million, or 73.3% of our total revenues, for the year ended December 31, 2009 from $4.7 million, or 53.9% of our total revenues, for the year ended December 31, 2008.  The increase in revenues from products and services in 2009 is primarily attributable to the acquisition of AnchorPoint’s TEM solution, which offset the decline in sales to our historical OEM PBX customers  We believe that our revenues will increase in 2010 as a result of an anticipated recovery in market conditions and an increase in our sales and marketing efforts, but we are uncertain as to what extent.

Cost of Revenues from Products and Services.  Cost of revenues from products and services consists primarily of (i) production costs (including hardware, media, packaging, freight and documentation); (ii) certain royalties and licenses payable to third parties (including the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel), (iii) professional services costs; and (iv) support costs.  Cost of revenues from products and services increased by 63% to $3.8 million for the year ended December 31, 2009 from $2.3 million for the year ended December 31, 2008.  The increase in cost of revenues from products and services is primarily a result of additional costs of revenues association with the operation of the AnchorPoint TEM business, offset in part by a reduction in salaries of our personnel that we implemented in 2009.  We expect that our cost of revenues will increase in 2010 consistent with our expected increase in revenues.

Selling and Marketing.  Selling and marketing expenses consist primarily of costs relating to sales representatives and their travel expenses, trade shows and marketing exhibitions, advertising and presales support.  Selling and marketing expenses increased by 51% to $2.9 million for the year ended December 31, 2009 from $1.9 million for the year ended December 31, 2008.  The increase in selling and marketing expenses is primarily attributable to additional selling and marketing expenses related to the AnchorPoint TEM business, offset in part by a reduction in salaries of our selling and marketing personnel that we implemented in 2009.  We expect that our selling and marketing expenses will increase in 2010 consistent with an expected increase in our selling and marketing efforts.

Research and Development, net.  Research and development, net expenses consist primarily of salaries of employees engaged in on-going research and development activities, outsourcing subcontractor development and other related costs, net of grants that were approved by the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel.  Research and development, net expenses decreased by 30% to $1.9 million for the year ended December 31, 2009 (net of a $234,000 grant from the Office of the Chief Scientist) from $2.7 million for the year ended December 31, 2008 (net of a grant of $5,000 from the Office of the Chief Scientist).  The decrease in research and development, net expenses is primarily attributable to our determination to reduce the number of research and development personnel in 2009 and increased grants from the Office of the Chief Scientist.  We expect that our research and development, net expenses will remain constant in 2010 compared to 2009.

General and Administrative.  General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, professional fees and office maintenance and administrative costs.  General and administrative expenses increased by 18% to $3.6 million for the year ended December 31, 2009 from $3.1 million for the year ended December 31, 2008.  The increase in general and administrative expenses is primarily attributable to the increased costs associated with the AnchorPoint TEM business, offset in part by a reduction in salaries of our general and administrative personnel that we implemented in 2009.  We expect that our general and administrative expenses will remain constant in 2010. in 2010 compared to 2009.

Impairment of goodwill and other intangible assets. We did not record any impairment of goodwill and other intangible assets for the years ended December 31, 2008 and 2009.

Financial (expenses), net.  Financial (expenses), net consists primarily of interest income on bank deposits, bank and other interest charges and foreign currency translation adjustments.  Financial expenses, net for the year ended December 31, 2009 were $31,000, compared to no financial expenses for the year ended December 31, 2008.  The increase in our financial expenses for the year ended December 31, 2009 is mainly a result of interest payable to the Israeli tax authorities following tax assessments on prior years taxes.

Capital loss (gain) on sale or discontinuation of long-term investment.  We recorded a capital loss of $63,000 for the year ended December 31, 2009 due to the write-off of certain assets of our Brazilian subsidiary. We recorded a capital gain on sale of long-term investment of $382,000 for the year ended December 31, 2008 as a result of the sale of our ownership interest in cVidya Networks Inc. in February 2008, for total proceeds of approximately $603,000.

Taxes on Income (benefit), net.  We recorded taxes on income of $20,000 for the year ended December 31, 2009, compared to taxes on income of $108,000 for the year ended December 31, 2008.  Our taxes on income for the year ended December 31, 2009 is primarily attributable to the utilization of deferred tax assets by our subsidiary in Hong Kong and our U.S. state income taxes.  Our taxes on income for the year ended December 31, 2008 is primarily attributable to the write-off of a deferred tax asset recorded by our subsidiary in the United States, offset in part by the utilization of a deferred tax asset recorded by our subsidiary in Hong Kong.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Revenues from Products and Services. Revenues from products and services decreased by 6.3% to $8.8 million for the year ended December 31, 2008 from $9.3 million for the year ended December 31, 2007.  Revenues from products and services from our wholly-owned U.S. subsidiary, MTS IntegraTRAK, decreased by 4.4% to $4.7 million, or 53.7% of our total revenues, for the year ended December 31, 2008 from $4.9 million, or 52.7% of our total revenues, for the year ended December 31, 2007.  The decrease in revenues from products and services in 2008 is primarily attributable to the increasing competition in the U.S. market and a slowdown in the European call accounting market.

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

Financial expenses, net.  We had no financial expenses, net for the year ended December 31, 2008, compared to financial expenses of $105,000 for the year ended December 31, 2007.  The decrease in our financial expenses for the year ended December 31, 2008 is attributable to the decrease in interest paid to a bank in relation to a long-term loan, which was repaid in full in July 2008.

Capital loss (gain) on sale of long-term investment.  We recorded a capital gain on sale of long-term investment of $382,000 for the year ended December 31, 2008 as a result of the sale of our ownership interest in cVidya Networks Inc. in February 2008, for total proceeds of approximately $603,000.  We recorded a capital loss on sale of long-term investment of $63,000 for the year ended December 31, 2007 as a result of the sale of our 1% ownership interest in Online Media Solutions Ltd. for total proceeds of approximately $36,000.  The transaction was consummated in December 2007.  During 2008, we received additional earn out proceeds related to the transaction in the amount of $16,000 and recorded a capital gain of $ 16,000.

Taxes on Income (benefit), net.  We recorded taxes on income of $108,000 for the year ended December 31, 2008, compared to a tax benefit of $68,000 for the year ended December 31, 2007.  The tax benefit for the year ended December 31, 2007 is attributable to the recognition of a deferred tax asset related to carryforward tax losses of our subsidiary in Hong Kong and a decrease in a deferred tax liability in the United States.  Our taxes on income for the year ended December 31, 2008 is primarily attributable to the write-off of a deferred tax asset recorded by our subsidiary in the United States, offset in part by the utilization of a deferred tax asset recorded by our subsidiary in Hong Kong.

Equity in (Losses) of Affiliate.  Prior to the sale of our 50% ownership interest in Jusan S.A., our former Spanish affiliate, in November 2007, we recognized income and loss from the operations of Jusan S.A.  As a result of the sale of Jusan S.A. in November 2007, we recorded a loss of $197,000 from the operations of Jusan S.A for the year ended December 31, 2007.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2005	2.4	6.8	(4.4)
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6

A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are linked to the dollar.  This devaluation also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar.  Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.  During 2007, 2008 and 2009, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our NIS expenses.

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

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax on their taxable income.  The applicable rate for 2009 was 26%, which was reduced to 25% in 2010 and will be further reduced to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.

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

Recently Issued Accounting Standards

In June 2009, FASB issued ASC Topic No. 105 “Generally Accepted Accounting Principles,” or the Codification.  The Codification was effective for interim and annual periods ended after September 15, 2009 and became the single official source of authoritative, nongovernmental U.S. GAAP, other than guidance issued by the Securities and Exchange Commission.  All other literature is non-authoritative.  The adoption of the Codification did not have a material impact on our consolidated financial statements and notes thereto.

In October 2009, the FASB issued Accounting Standard Update No. 2009-13, “Revenue Recognition (ASC Topic 605)-Multiple-Deliverable Revenue Arrangements,” or ASU 2009-13.  ASU 2009-13 amends the criteria in ASC Subtopic 605-25, “Revenue Recognition-Multiple-Element Arrangements,”  for separating consideration in multiple-deliverable arrangements.  ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit.  ASU 2009-13 modifies the requirements for determining whether a deliverable can be treated as a separate unit of accounting by removing the criteria that verifiable and objective evidence of fair value exists for the undelivered elements. This guidance eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method.  This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (i) VSOE; (ii) third-party evidence; or (iii) estimates.  In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements.  ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted.  We have chosen not to early adopt ASU 2009-13.  We may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented.  We are currently evaluating the impact of ASU 2009-13 on our consolidated results of operations and financial condition.

In October 2009, the FASB also issued an update to ASC Topic 985-605, “Software Revenue Recognition,” which changes revenue recognition for tangible products containing software and hardware elements.  Specifically, tangible products containing software and hardware that function together to deliver the tangible products’ essential functionality are scoped out of the existing software revenue recognition guidance and will be accounted for under the multiple-element arrangements revenue recognition guidance discussed above. The standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted.  We have chosen not to early adopt the standard.  We are currently evaluating the potential impact, if any, of the adoption of the standard on our consolidated financial statements.

B.           Liquidity and Capital Resources

On December 31, 2009, we had $2.2 million in cash and cash equivalents, $227,000 in restricted marketable securities and a working capital deficit of $2.2 million, compared to $2.0 million in cash and cash equivalents, $196,000 in restricted marketable securities and a working capital deficit of $1.7 million on December 31, 2008.  The marketable securities are restricted in order to secure our obligations under one of our leasing agreements. The increase in our working capital deficit at December 31, 2009 was primarily attributable to an increase in deferred revenues.  We our striving to improve our delivery process, which should result in the translation of deferred revenues into revenues and improve our working capital.

To improve our cash position and working capital, in November 2007, we sold our 50% ownership interest in Jusan S.A. in consideration of 700,000 Euros (approximately $1.0 million) plus the payment of 25% of the net income of Jusan S.A. during the period commencing upon completion of the sale and ending June 30, 2008.  We recorded an equity loss of $197,000 as a result of the transaction.  We did not receive any additional consideration in connection with the sale of Jusan S.A. during 2008 and 2009.  On February 4, 2008, we completed the sale of our ownership interest in cVidya Networks Inc. and received total proceeds of approximately $603,000 for the sale.  We recorded a capital gain of approximately $382,000 as a result of the transaction.  On February 11, 2008, we raised $750,000 in a private issuance of 375,000 post-reverse split ordinary shares to an investor.  On September 29, 2008, we completed a private placement of 109,745 of our post-reverse split ordinary shares for aggregate proceeds of $250,000, with our President, one of our directors and our chief executive officer.

One of the principal factors affecting our working capital is our revenue cycle.  Any material change in the implementation period of our products could have an adverse effect on our working capital.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2007	2008	2009
	($ in thousands)
Net cash provided by (used in) operating activities	(615)	31	558
Net cash provided by (used in) investing activities	976	165	(344)
Net cash provided by (used in) financing activities	(398)	376	(50)
Net increase (decrease) in cash and cash equivalents	(37)	572	164
Cash and cash equivalents at beginning of period	1,474	1,437	2,009
Cash and cash equivalents at end of period	1,437	2,009	2,173

Net cash provided by operating activities was approximately $558,000 for the year ended December 31, 2009.  The increase in cash generated from operating activities in the 2009 period compared to the 2008 period is primarily attributable to improved collection of trade receivables and our ongoing monitoring and reduction of expenses.  Net cash provided by operating activities was approximately $31,000 for the year ended December 31, 2008.  The decrease in the use of our funds in the 2008 period compared to the 2007 period is primarily attributable to our cash management efforts and our on-going monitoring and reduction of expenses in order to achieve sustainable growth..  Net cash used in operating activities was approximately $615,000 for the year ended December 31, 2007, primarily as a result of our continuing investment in product development.

Net cash used in investing activities was approximately $344,000 for the year ended December 31, 2009, primarily due to amounts paid in 2009 in connection with the AnchorPoint acquisition, property improvements and the purchase of equipment.  Net cash provided by investing activities was approximately $165,000 for the year ended December 31, 2008, primarily as a result of our receipt of proceeds from the sale of our interest in cVidya Networks Inc., off-set by payments related to the acquisition of certain assets and liabilities of TelSoft.  Net cash provided by investing activities was approximately $976,000 for the year ended December 31, 2007, primarily attributable to the proceeds from the sale of our interest in Jusan S.A.

Net cash used in financing activities was approximately $50,000 for the year ended December 31, 2009, compared to approximately $376,000 provided by financing activities for the year ended December 31, 2008 and approximately $398,000 used in financing activities for the year ended December 31, 2007.  The cash used in financing activities in 2009 is mainly attributable to the repayment of bank debt.  Of the cash provided by financing activities in 2008, approximately $937,000 was attributable to the proceeds from the private placements consummated in February and September 2008.  Of the cash used in financing activities in 2008 and 2007, approximately $583,000 and $417,000, respectively, was attributable to the repayment of a long-term loan received from Bank Hapoalim to finance the acquisition of TelSoft.

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

Our research and development staff are evaluating approaches to solutions which will permit an information technology manager to effectively measure the quality of the services received from their service providers and to ensure that the users within the organization received such services according to their needs and the overall policy and priorities of the organization.

We work closely with our customers and prospective customers to determine their requirements and design enhancements and new releases to meet their needs.  Research and development activities take place in our facilities in Israel.  We employed 18 persons in research and development as of December 31, 2009, as compared to 25 persons in research and development as of December 31, 2008 and 29 persons in research and development as of December 31, 2007.

We have committed substantial financial resources to research and development for our TEM and billing solution activities.  Among our various development plans, our roadmap includes the integration of our TEM products with our other complementary call accounting products within the next few years.  During 2007, 2008 and 2009, our net research and development expenditures were $2.6 million, $2.7 million and $1.9 million, respectively.  In the past, we received funding from the Israeli Ministry of Industry, Trade and Labor’s Office of the Chief Scientist for selected research and development projects.  In each of the last four fiscal years, we applied to the Office of the Chief Scientist for new grants for our research and development projects and we have subsequently received approval for such applications.

Under the terms of research and development grants that we have received from the Office of the Chief Scientist, we are required to pay royalties on the revenues derived from products incorporating know-how developed with such grants and ancillary services in connection therewith, up to 100% to 150% of the dollar-linked value of the total grants, plus interest.  We are required to pay royalties at a rate of 3%-5%.  The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.  Since June 1997, we have paid the Office of the Chief Scientist royalties on all call accounting product sales at the applicable rates at the time of payment.  See Item 10E. “Additional Information - Taxation - Grants under the Law for the Encouragement of Industrial Research and Development, 1984.”   As of December 31, 2009, we had a contingent obligation to pay royalties to the Office of the Chief Scientist in the amount of approximately $9.5 million.  The $4.7 million of grants we received after January 1999 is subject to interest at a rate equal to the 12 month LIBOR rate.

Our quality management system has been ISO 9001:2000 certified since the beginning of 2006, and prior thereto was ISO 9001:1994 certified.

D.           Trend Information

As a result of a less predictable business environment and the decline in worldwide sales of PBX systems, we are unable to provide any guidance as to current sales and profitability trends.  We expect that our results will continue to be impacted by a shift to a new line of products and increased cost of services and selling and marketing expenditures

E.           Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.           Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2009 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(U.S. dollars in thousands)
Operating lease obligations	1,291	635	570	86	-
Accrued severance pay*	1,071				1,071
Total	2,362	635	570	86	1,071
__________
* See Item 6D. “Directors, Senior Management and Employees - Employees.”

As discussed in Note 11 of our consolidated financial statements contained elsewhere in this annual report, effective January 1, 2007, we adopted the provisions of FASB ASC 740, “Income Taxes.”  As of December 31, 2009, we had a total liability of $588 thousand for gross unrecognized tax benefits.  Due to the uncertainties related to those tax matters, we are currently unable to make a reasonably reliable estimate of when cash settlement with a relevant tax authority will occur.

ITEM 6.                   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position with the Company
Chaim Mer	62	Chairman of the Board of Directors
Eytan Bar	44	Chief Executive Officer
Lior Salanksy	45	President and Director
Alon Mualem	42	Corporate Chief Financial Officer
Isaac Ben-Bassat	56	Director
Eytan Barak (1)	65	Outside Director
Roger Challen	64	Director
Steven J. Glusband	63	Director
Yaacov Goldman (1)	55	Director
Varda Trivaks (1)	53	Outside Director
___________________
(1) Member of our Audit Committee

Messrs. Mer, Ben-Bassat, Challen, Glusband, Goldman and Salansky will serve as directors until our 2010 Annual General Meeting of Shareholders.  All of such persons were elected to serve as directors by our shareholders at our 2009 Annual General Meeting of Shareholders.  Mr. Barak and Ms. Trivaks will serve as outside directors pursuant to the provisions of the Israeli Companies Law for three-year terms until August 2010 and August 2011, respectively, following which the service of Mr. Barak and Ms. Trivaks as outside directors may be renewed for one additional three-year term.

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

Lior Salanksy has served as our President since February 2008 and as a director since April 2, 2008.  In 1991, Mr. Salansky founded MIND C.T.I. Ltd., a global provider of real-time, product-based mediation, billing and customer care solutions for voice, data, video and content services, where he served until February 2000 in a number of positions, including Co-Chief Executive Officer, Vice President of Business Development and Research and Development Manager and also served as a director from its inception until 2004.  Mr. Salansky holds a B.Sc. degree in Computer Science from the Technion - Israel Institute of Technology and an MBA degree from Tel Aviv University.

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

Roger Challen was elected to serve as a director by our board of directors effective as of April 1, 2009.  Mr. Challen co-founded The Info Group, Inc. (formerly AnchorPoint, Inc.), a company that developed and provided licensed software and managed services of TEM solutions.  Mr. Challen is an accomplished entrepreneur with a proven track record of founding, managing and developing companies in the software, telecommunications and information services fields.  Mr. Challen has founded or co-founded and been an active executive of several privately held companies in the software and IT services market.  Mr. Challen is currently a director of Image Data, Inc and Data Distributors, Inc. From 1981 to 1983, Mr. Challen served as Vice President of M&SD Corp., of Lyndhurst, New Jersey.  Mr. Challen began his career with IBM Corporation, in Waltham, Massachusetts, where he served as a systems engineer and then as a marketing representative.  During his tenure with IBM, Mr. Challen won several awards for outstanding technical and sales achievements.  Mr. Challen holds a B.A. in Economics and Mathematics from Yale University.

Steven J. Glusband has served as a director since August 1, 1996.  Mr. Glusband has been a partner with Carter Ledyard & Milburn LLP, our U.S. counsel, since March 1987.  Mr. Glusband holds a B.B.A. degree from the City College of the City University of New York, a J.D. degree from Fordham University School of Law and an L.L.M. degree from the New York University School of Law.

Yaacov Goldman has served as a director since May 2004 and is a member of our audit committee.  Mr. Goldman provides consulting services to companies in strategic-financial areas, through his wholly owned company, Maanit-Goldman Management & Investments (2002) Ltd.  Mr. Goldman also serves as a director of Bank Leumi Le’Israel B.M. (TASE: LEUMI), Golden House Ltd., Tagor Capital Ltd., Isrotel Ltd., Negev Ceramics Ltd., I.T.G.I Medical Ltd. (as Chairman) and Renewable Resources Ltd. and its affiliated companies.  Mr. Goldman served as the Professional Secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel from October 2004 until September 2008.  Commencing in 1981, Mr. Goldman worked for Kesselman & Kesselman (Israeli member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of such firm.  From September 2000 until November 2001, Mr. Goldman served as managing director of Argoquest Holdings, LLC.  From March 2002 until October 2002, Mr. Goldman acted as a consultant to a private equity initiative with Poalim Capital Markets & Investments Ltd.  Mr. Goldman is a Certified Public Accountant (Israel) and holds a B.A. degree in Economics and Accounting from Tel Aviv University.

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

B.           Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2009.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (10 persons)	$762,079	$44,509

All our executive officers work full time for us.  Mr. Chaim Mer, the Chairman of our Board of Directors, devotes approximately 20% of his time to the management of our company in consideration of which we pay him a monthly salary of $7,000 per month.  Mr. Chaim Mer voluntarily and temporarily reduced his monthly salary by 15% starting December 1, 2008.  We provide automobiles to our executive officers at our expense.

During the year ended December 31, 2009, we paid to our directors (including our outside directors under Israeli law) an annual fee of approximately $8,400and a per meeting attendance fee of $300, other than to Mr. Chaim Mer, the Chairman of our Board of Directors, whose compensation is described above, and Mr. Yaacov Goldman, an independent director and our audit committee financial expert.  During the year ended December 31, 2009, we paid Mr. Goldman an annual fee of approximately $16,800 and a per meeting attendance fee of $400.

As of December 31, 2009, our directors and executive officers as a group, consisting of ten persons, held options to purchase an aggregate 237,500 post-reverse split ordinary shares, having exercise prices ranging from $1.94 to $7.74.  The options vest over a two to four-year period.  Of such options, options to purchase 10,000 post-reverse split ordinary shares will expire in September 2010, options to purchase 15,000 post-reverse split ordinary shares will expire in September 2012, options to purchase 107,500 post-reverse split ordinary shares will expire in February 2013 and options to purchase 105,000 post-reverse split ordinary shares will expire in May 2014.  Such options were granted under our 2003 Israeli Share Option Plan and 2006 Stock Option Plan.  See Item 6.E., “Directors, Senior Management and Employees - Share Ownership – Stock Option Plans.”

Employment Agreement with President

On January 24, 2008, we entered into an employment agreement with Mr. Salansky in connection with his appointment as our President, effective as of February 10, 2008.  Mr. Salanksy has served as a director of our company since April 2008.  The employment agreement was approved by our shareholders at our 2008 annual general meeting, pursuant to the approval of our audit committee and board of directors.  Under the employment agreement, Mr. Salansky has agreed to devote 60% of his working time to our business and affairs in his capacity as our President.  Under the terms of the employment agreement, we agreed to provide Mr. Salansky with the following payment and benefits:

•	A gross monthly salary of NIS 31,800 (approximately $8,400).

•	An annual bonus equal to: (i) 10% of up to the first $2.0 million of our net profit (excluding capital gains); and (ii) 5% of $2.0 million to $4.0 million of our net profit (excluding capital gains).

•
Options to purchase 100,000 of our post-reverse split ordinary shares, at an exercise price equal to $2.16, the closing price of our ordinary shares on the NASDAQ Capital Market on the date of grant.  The options are subject to the terms of our 2003 Israeli Share Option Plan.  The options will vest in four equal installments, each representing 25% of the options, and will become exercisable on each of the four six month anniversaries following the date of grant.

•
Company contributions for the benefit of Mr. Salansky to our: (i) Managers Insurance Policy (“Bituach Minhaalim”) in the amount of 13.3% of Mr. Salansky’s gross salary (8.3% for severance and 5% for remuneration); (ii) Education Fund (“Keren Hishtalmut”) in the amount of 7.5% of Mr. Salansky’s gross salary; and (iii) 2.5% to personnel disability insurance.  If we terminate Mr. Salansky’s employment without cause or Mr. Salansky terminates his employment, he will be entitled to the severance contributions that we have made to the Managers Insurance Policy.

•	A company car, and all related expenses will be covered by our company. Alternatively, Mr. Salansky may elect to receive payment equal to the cost of the car to our company.

•	A company mobile phone and all related expenses.

•	Up to 14 days of paid vacation per each employment year and recuperation payments in accordance with applicable law.

The employment agreement contains customary confidentiality and non-solicitation provisions as well as an undertaking of Mr. Salansky not to compete with us for 12 months following termination of his employment.

At our 2008 annual general meeting, our shareholders resolved, pursuant to the approval of our Audit Committee and Board of Directors, to authorize the Chairman of our Board of Directors to change Mr. Salansky’s employment terms, so that he will serve as our President in a full time role, under the same terms and conditions as the original employment agreement, except that in such case we will pay him a gross monthly salary of NIS 53,000 (approximately $15,600) and he will be entitled to 24 days of paid vacation per each employment year.  On December 1, 2008, Mr. Lior Salansky voluntarily and temporarily reduced his monthly salary by 15%.  Effective as of January 2009, the Chairman of our Board of Directors changed Mr. Salansky’s employment terms, so that his service as our President will increase from 60% to 90% of a full time position, and his employment terms were updated accordingly.

C.           Board Practices

Election of Directors

Our Articles of Association provide for a Board of Directors consisting of up to ten members or such other number as may be determined from time to time at a general meeting of shareholders.  Our Board of Directors is currently composed of eight directors.

Pursuant to our articles of association, all of our directors (except the outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected.  The Board of Directors, may, at any time from time to time, appoint any other person as a director, whether to fill  a casual vacancy or to add to their number.  All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office.  All of our current directors (except our outside directors) were elected by our shareholders at our annual general meeting of shareholders held in October 2009.

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

Internal Audit

Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee.  A person who does not satisfy the Israeli Companies Law’s independence requirements may not be appointed as an internal auditor.  The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business practice.  Fahn Kanne & Co., the Israeli member firm of Grant Thornton International Ltd., serves as our internal auditor.

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

D.           Employees

On December 31, 2009, we and our consolidated subsidiaries employed 88 persons, of which 18 persons were employed in research and development, 44 in training and technical support, 8 in sales and marketing and 18 in operations and administration.  As of December 31, 2009, 31 of our employees were located in Israel, 53 of our employees were located in the United States and 4 of our employees were located in Hong Kong.

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

Cost of living adjustment of employees’ wages are determined on a nationwide basis and are legally binding, if and when applied.  Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is similar to the United States Social Security Administration.  In 2010, payments to the National Insurance Institute amounted to approximately 15% of wages, of which approximately two-thirds was contributed by employees with the balance contributed by the employer.

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

E.           Share Ownership

The following table sets forth certain information as of March 24, 2010 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers.  The number of ordinary shares beneficially owned set forth in the table and the footnotes to the table have been adjusted to reflect the one-for-two reverse stock split that was effected on March 2, 2010.
Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares(2)
Chaim Mer	1,057,852	(3)	23.7%
Eytan Bar	83,554	(4)	1.9%
Roger Challen	1,087,308	(5)	24.4%
Lior Salansky	664,928	(6)	14.6%
Alon Mualem	12,500		*
Isaac Ben-Bassat	344,607	(7)	7.7%
Eytan Barak	--		--
Steven J. Glusband	500		*
Yaacov Goldman	--		--
Ms. Varda Trivaks	--		--
____________
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

(2)	The percentages shown are based on 4,459,057 ordinary shares (excluding 5,400 ordinary shares held as treasury stock) issued and outstanding as of March 24, 2010.

(3)
Based solely upon a Schedule 13D/A filed with the SEC on May 26, 2009.  Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the record holders of 179,808 ordinary shares and the beneficial owners of 872,226 ordinary shares through their controlling interest in Mer Ofekim Ltd., 5,770 ordinary shares through their controlling interest in Mer Services Ltd. and 48 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(4)
Based upon a Schedule 13D filed with the Securities and Exchange Commission on October 10, 2008 and other information available to the company.  Includes (i) 48,554 ordinary shares owned of record by Mr. Bar; (ii) 10,000 ordinary shares subject to currently exercisable stock options granted to Mr. Bar, with an exercise price of $7.74 per share that expire on September 2010; and (iii) 25,000 ordinary shares subject to currently exercisable stock options granted to Mr. Bar, with an exercise price of $1.94 per share that expire on May 2014.

(5)
The 1,087,308 ordinary shares are held of record by The Info Group, Inc., a Massachusetts corporation controlled by Mr. Roger Challen.  Accordingly, Mr. Roger Challen may be deemed to have the sole voting and dispositive power as to the ordinary shares held of record by The Info Group, Inc.

(6)
Based upon a Schedule 13D/A filed with the SEC on October 7, 2008 and other information available to the company.  Includes 564,928 ordinary shares owned of record by Mr. Salanksy and 100,000 ordinary shares subject to currently exercisable stock options granted to Mr. Salansky with an exercise price of $2.16 per share that expire on February 2013.

(7)
Based upon a Schedule 13D/A filed with the SEC on October 30, 2008 and other information available to the company. Includes 29,584 ordinary shares owned of record by Mr. Ben-Bassat and 315,023 ordinary shares owned of record by Ron Dan Investments Ltd., a company controlled by Mr. Ben-Bassat.

Stock Option Plans

2003 Israeli Share Option Plan

Under our 2003 Israeli Share Option Plan, or the 2003 Plan, options to purchase up to an aggregate 446,958 post- reverse split ordinary shares may be granted to directors, employees, consultants, advisors, service providers, controlling shareholders and other persons not employed by us or by our affiliates.  Any options which are canceled or forfeited within the option period will become available for future grants.  The 2003 Plan will terminate in 2013, unless earlier terminated by the Board of Directors.

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

During 2009, options to purchase an aggregate of 80,000 post-reverse split ordinary shares were granted under the 2003 Plan at an average exercise price of $1.94 per share, and no options were exercised.  At December 31, 2009, options to purchase 304,000 post-reverse split ordinary shares were outstanding under the 2003 Plan, exercisable at an average exercise price of $2.97 per share.

2006 Stock Option Plan

In June 2006, we adopted our 2006 Stock Option Plan, or the 2006 Plan, under which up to 200,000 post-reverse split ordinary shares may be issued (subject to standard adjustments) to employees, officers and non-employee directors of ours and our affiliates.  Ordinary shares as to which an option granted under the 2006 Plan has not been exercised at the time of its expiration, cancellation or forfeiture may again be subject to new awards under the 2006 Plan.  The total number of ordinary shares with respect to which options may be granted to any eligible employee during any period of 12 consecutive months may not exceed 50,000 post-reverse split ordinary shares (subject to adjustment as provided in the 2006 Plan).

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

During 2009, options to purchase 165,000 post-reverse split ordinary shares were granted under the 2006 Plan at an average exercise price of $1.94 per share, and no options were exercised.  At December 31, 2009, options to purchase 188,500 post-reverse split ordinary shares were outstanding under the 2006 Plan, exercisable at an average exercise price of $2.34 per share.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth certain information as of March 24, 2010 regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:  The number of ordinary shares beneficially owned set forth in the table and the footnotes to the table have been adjusted to reflect the one-for-two reverse stock split that was effected on March 2, 2010.

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares(2)
The Info Group, Inc.	1,087,308	(3)	24.4%
Chaim Mer and Dora Mer	1,057,852	(4)	23.7%
Roni Ben David and Aliza Ben-David	702,675	(5)	15.8%
Lior Salanksy	664,928	(6)	14.6%
Isaac Ben-Bassat	344,607	(7)	7.7%
________
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

(2)	The percentages shown are based on 4,459,057 ordinary shares (excluding 5,400 ordinary shares held as treasury stock) issued and outstanding as of March 24, 2010.

(3)
The Info Group, Inc. is a Massachusetts corporation controlled by Mr. Roger Challen.  Accordingly, Mr. Roger Challen may be deemed to have the sole voting and dispositive power as to the ordinary shares of the Issuer held of record by The Info Group, Inc.

(4)
Based solely upon a Schedule 13D/A filed with the SEC on May 26, 2009.  Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the record holders of 179,808 ordinary shares and the beneficial owners of 872,226 ordinary shares through their controlling interest in Mer Ofekim Ltd., 5,770 ordinary shares through their controlling interest in Mer Services Ltd. and 48 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 1, 2010.  Based on the Schedule 13G/A, 702,674 ordinary shares are owned of record by Dana Optimum Investments Ltd., an Israeli company jointly owned by Mr. Roni Ben-David and his wife Mrs. Aliza Ben-David.  Accordingly, Mr. Roni Ben-David and Mrs. Aliza Ben-David may be deemed to have the shared voting and dispositive power as to the ordinary shares of the Issuer held of record by Dana Optimum Investments Ltd.

(6)
Based upon a Schedule 13D/A filed with the SEC on October 7, 2008 and other information available to the company.  Includes 564,928 ordinary shares owned of record by Mr. Salanksy and 100,000 post split ordinary shares subject to currently exercisable stock options granted to Mr. Salansky with an exercise price of $2.16 per share that expire on February 2013.

(7)
Based upon a Schedule 13D/A filed with the SEC on October 30, 2008 and other information available to the company.  Includes 29,584 ordinary shares owned of record by Mr. Ben-Bassat and 315,023 ordinary shares owned of record by Ron Dan Investments Ltd., a company controlled by Mr. Ben-Bassat.

Significant Changes in the Ownership of Major Shareholders

On February 11, 2008, we issued in a private placement 375000 post-reverse split ordinary shares to Mr. Lior Salanksy for a total consideration of $750,000.  On February 21, 2008, Mr. Lior Salanksy filed a Schedule 13D with the Securities and Exchange Commission reflecting ownership of 521030 post-reverse split, or 15.97%, of our ordinary shares.  On October 7, 2008, Mr. Lior Salanksy filed a Schedule 13D/A with the Securities and Exchange Commission reflecting ownership of 595,140 post-reverse split, or 17.7%, of our ordinary shares.

On September 29, 2008, we completed a private placement of 109,745 post-reverse split of our ordinary shares for aggregate proceeds of $250,000, with Mr. Lior Salansky, our President, who is also a director and a principal shareholder, Mr. Isaac Ben-Bassat a director, and Mr. Eytan Bar, our chief executive officer.  On October 10, 2008, Mr. Eytan Bar filed a Schedule 13D with the Securities and Exchange Commission reflecting ownership of 183,854 post-reverse split, or 5.3%, of our ordinary shares.  On October 30, 2008, Mr. Ben-Bassat filed a Schedule 13D/A with the Securities and Exchange Commission reflecting ownership of 388,505 post-reverse split, or 11.6%, of our ordinary shares.  See paragraph above for Schedule 13D/A filed by Mr. Lior Salanksy on October 7, 2008.

On December 30, 2008, we completed the acquisition of certain assets and liabilities of AnchorPoint, a Massachusetts-based provider of TEM solutions.  The aggregate consideration paid for the acquisition was the issuance of 1,087,308 of our post-reverse split ordinary shares, or 24.4% of our outstanding shares on a post-transaction basis.  AnchorPoint changed its name to The Info Group, Inc. following the completion of the transaction.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 25, 2010, there were 135 holders of record of our ordinary shares, of which 98 record holders holding approximately 81% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 34.1 % of our outstanding ordinary shares as of such date).

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

Our subsidiaries, MTS Asia Ltd. and MTS IntegraTRAK, entered into an agreement with C. Mer Industries Ltd, or C. Mer, pursuant to which they distribute and support certain of C. Mer’s products and provide certain services on behalf of C. Mer.  Generally, C. Mer compensates MTS Asia Ltd. for these activities at cost plus 10% and compensates MTS IntegraTRAK at cost plus 5%. There were no transactions under this agreement during 2007, 2008 and 2009.   C. Mer is a publicly traded company controlled by Mr. Chaim Mer, and Mr. Mer has been the Chairman of its Board of Directors since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005.  Presently, the only service provided to us by C. Mer is our participation in its umbrella liability insurance coverage.  We believe that the terms under which C. Mer provides such participation to us is on a basis no less favorable than could be obtained from an unaffiliated third party.

On February 11, 2008, we issued in a private placement 375,000 post-reverse split ordinary shares to Mr. Lior Salanksy, our President and a director, for a total consideration of $750,000.

On September 29, 2008, we completed a private placement of 109,745 of our post-reverse split ordinary shares for aggregate proceeds of $250,000, with Mr. Lior Salansky, our President, who is also a director and a principal shareholder, Mr. Isaac Ben-Bassat, a director, and Mr. Eytan Bar, our chief executive officer.

Since January 1, 2009 and as part of the acquisition of certain assets and liabilities of AnchorPoint’s TEM solutions, we have received certain services from Data Distributors, Inc., a company controlled by Mr. Roger Challen, a director and major shareholder of our company.  These services include reimbursement for shared expenses, as well as rental costs and related fees.  In addition, we rent from Mr. Roger Challen an office in Powder Springs, Georgia, where we occupy approximately 4,800 square feet of space for a monthly rental fee of approximately $4,700, under a lease that expires in November 2010.  We also rent from the Challen Family Trust, of which Mr. Roger Challen is the beneficiary, an office in Framingham, Massachusetts, where we occupy approximately 3,334 square feet, under a month-to-month lease, for a monthly rental fee of approximately $4,100.

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

Export Sales

See Note 14 of our consolidated financial statements.

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

On July 24, 2006, a claim was filed in the Tel-Aviv Superior Court against our company and Tim Computers and Systems Ltd, or TIM, for an order of inspection and monetary relief in the total amount of NIS 313,000 ($82,000), of which NIS 112,000 ($29,000) was demanded from our company and NIS 200,000 ($52,000) was demanded from TIM.  The plaintiff is a former minority shareholder of a company in which we were the major shareholder.  The claim relates to the rights to proceeds received under a software development project in which we and TIM participated and in which the plaintiff was involved.  On June 1, 2008, the plaintiff submitted an amended statement of claim to the court in which our company was added as a “formal defendant” without requesting any relief or articulating any claim against us.  Although the litigation is in a preliminary stage, our legal advisors believe that the likelihood of the plaintiff being awarded any monetary relief from us is low.

During August 2007, our now inactive Brazilian subsidiary, TABS Brazil Ltda., was ordered by the Labor Law Court in Brazil to pay approximately 180,000 Brazilian Reais (approximately $101,000) to one of its former employees.  TABS Brazil Ltda. filed an appeal of the ruling and we recorded a provision in our financial statements for the amount deemed probable.

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

B.           Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2009.

ITEM 9.                   THE OFFER AND LISTING

A.           Offer and Listing Details

As of March 2, 2010, a one-for-two reverse stock split of our issued and outstanding ordinary shares went into effect, following the approval of our shareholders at an extraordinary general meeting.  Immediately prior to the reverse stock split, 8,928,912 ordinary shares were issued and 8,918,112 ordinary shares were outstanding.  Immediately following the reverse stock split, 4,464,457 ordinary shares were issued and 4,459,057 ordinary shares were outstanding.  The share prices set forth below have been adjusted to reflect the reverse stock split.

Annual Stock Information

The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

Year	High	Low
2009	$4.78	$1.20
2008	$3.38	$1.50
2007	$6.52	$0.04
2006	$7.00	$3.00
2005	$8.46	$6.02

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.
2008	High	Low
First Quarter	$2.66	$1.50
Second Quarter	$3.38	$2.14
Third Quarter	$2.30	$2.18
Fourth Quarter	$2.74	$1.80

2009
First Quarter	$2.90	$1.80
Second Quarter	$2.20	$1.30
Third Quarter	$4.78	$1.32
Fourth Quarter	$2.26	$1.20

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

Month	High	Low
October 2009	$2.20	$1.46
November 2009	$2.26	$1.20
December 2009	$1.80	$1.32
January 2010	$2.00	$1.20
February 2010	$2.00	$1.50
March 2010 (until March 23)	$2.00	$1.41

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

The Israeli Companies Law provides that an acquisition of shares of a public company be made by means of a tender offer if as a result of the acquisition the purchaser would become the holder of a ‘‘control block.’’  Under the Israeli Companies Law shares conferring 25% or more of the voting rights in the company constitute a ‘‘control block.’’  The requirement for a tender offer does not apply if there is already another holder of a control block.  Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the acquirer would hold more than 45% of the voting rights in the company, unless there is another person holding more than 45% of the voting rights in the company.  These requirements do not apply if:

•
the acquisition was made in a private placement the object of which was to confer to the acquiring party a ‘‘control block’’ where there is no holder of a ‘‘control block,’’ or to confer to the acquiring party 45% of the voting rights in the company where there is no holder of 45% of the voting rights in the company, and the private placement received the general meeting’s approval; or

•	the acquisition was from the holder of a ‘‘control block’’ and resulted in a person becoming the holder of a ‘‘control block;’’ or

•	the acquisition was from a shareholder holding more than 45% of the voting rights in the company and resulted in a person becoming a holder of more than 45% of the voting rights in the company.

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

C.           Material Contracts

On December 30, 2008, we completed the acquisition of certain assets and liabilities of AnchorPoint, a Massachusetts-based provider of TEM solutions.  The acquisition of AnchorPoint’s TEM solutions has enabled us to expand our products offerings and reduce our customers’ telecom costs and improve their information technology and telecom activities.  The aggregate consideration for the acquisition was 24.4 % of our outstanding shares on a post-transaction basis.

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

General Corporate Tax Structure

Israeli companies are generally subject to income tax on their taxable income.  The applicable rate for 2009 is 26%, which was reduced to 25% in 2010 and will be further reduced to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016  and thereafter.  However, the effective tax rate payable by a company that derives income from an approved enterprise may be considerably less (as further discussed below).

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

In the past, we received funding from the Office of the Chief Scientist for selected research and development projects.  In 2007, 2008 and 2009, we received the approval of the Office of the Chief Scientist for new research and development grants in the aggregate amount of $$469,000, $158,000 and $304,000, respectively.  The grants in 2009 relate to a research and development project that will be completed in June 2010.  See Item 5C. “Operating and Financial Review and Prospects - Research and Development, Patents and Licenses” for additional details on the grants that we have received and our contingent liability to the Office of the Chief Scientist.

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

Taxation of Capital Gains

Taxation of Israeli Shareholders

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%.  Additionally, if such shareholder is considered a “material shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%.  Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%.  However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (which shares may be subject to a different tax arrangement).

The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003.  However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Taxation of Non-Israeli Shareholders

Capital gains from the sale of our ordinary shares by non-Israeli shareholders are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided however that such capital gains are not derived from a permanent establishment in Israel, such shareholders are not subject to the Adjustments Law, and such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Pursuant to the treaty between the government of the United States of America and the government of Israel with respect to taxes on income, as amended, or the U.S.-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, , or Treaty U.S. Resident, generally, will not be subject to the Israeli capital gains tax.  Such exemption will not apply if (i) the Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

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

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income.  As a result of our relatively substantial cash position at the time, we believe that we were a PFIC in certain periods in the past under a literal application of the asset test described above, which looks solely to the market value of our assets.  We do not believe that we were a PFIC in 2009. Certain U.S. holders may have been eligible to elect to be treated as if they had sold their ordinary shares when we ceased to be a PFIC.  Any holders who validly made such an election will not be treated as holding shares in a PFIC unless we again become a PFIC at a future time.  U.S. Holders who held our ordinary shares during any period when we were a PFIC will generally be subject to the tax treatment described below, even in years when we are not classified as a PFIC.

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

F.           Dividend and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

We are subject to certain of the reporting requirements of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act.  As a foreign private issuer, we are exempt from certain provisions of the Exchange Act.  Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm.  We also submit to the Securities and Exchange Commission reports on Form 6-K containing (among other things) press releases and unaudited financial information.  We post our annual report on Form 20-F on our website (www.mtsint.com) promptly following the filing of our annual report with the Securities and Exchange Commission.  The information on our website is not incorporated by reference into this annual report.

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the Securities and Exchange Commission public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330.  The Exchange Act file number for our Securities and Exchange Commission filings is 0-28950.

The Securities and Exchange Commission maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the Securities and Exchange Commission using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

The documents concerning our company that are referred to in this annual report may also be inspected at our offices located at 14 Hatidhar Street, Ra’anana 43665, Israel.

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

Foreign Currency Exchange Risk

We have operations in several countries in connection with the sale of our products.  A substantial portion of our sales and expenditures are denominated in dollars.  We have mitigated, and expect to continue to mitigate, a portion of our foreign currency exposure through salaries, marketing and support operations in which all costs are local currency based.  As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the Euro and NIS).  A hypothetical 10% movement in foreign currency rates (primarily the Euro and NIS) against the dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in expected 2010 sales revenues of approximately $120,000.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2009, our internal control over financial reporting was effective.

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

ITEM 16C.                      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the billed fees by our principal independent registered public accounting firm.  All of such fees were pre-approved in advance by our Audit Committee.

	Year Ended December 31,
Services Rendered	2008	2009
Audit (1)	$111,000	$104,000
__________
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

Neither we nor any affiliated purchaser has purchased any of our ordinary shares during 2009.

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

PART III

ITEM 17.                   FINANCIAL STATEMENTS

No applicable.

ITEM 18.                   FINANCIAL STATEMENTS

Consolidated Financial Statements

Index to Consolidated Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 -F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Changes in Shareholders’ Equity	F-6
Consolidated Statements of Cash Flows	F-7 - F-8
Notes to Consolidated Financial Statements	F-9 - F-36

ITEM 19.                   EXHIBITS

Exhibit	Description
1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant (1)
1.3	Amendment to Articles of Association of the Registrant
2.1	Specimen of Ordinary Share Certificate (1)
4.1	1996 Employee Stock Option Plan (1)
4.2	2003 Israeli Share Option Plan (2)
4.3	2006 Stock Option Plan (3)
4.4	Purchase Agreement dated January 24, 2008, by and between the Registrant and Lior Salansky (4)
4.5	Purchase Agreement dated September 28, 2008, by and among the Registrant, Lior Salansky, Isaac Ben-Bassat and Eytan Bar (5)
4.6	Asset Purchase Agreement dated December 23, 2008, by and among MTS IntegraTRAK Inc., the Registrant and AnchorPoint, Inc. (now named The Info Group, Inc.) (6)
8.1	List of Subsidiaries of the Registrant
11.1	Code of Ethics (7)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global
15.2	Consent of BDO Auditores Independentes (relating to TABS Brazil Ltda.)
15.3	Consent of BDO Limited (relating to MTS Asia Limited)
15.4	Consent of Greenberg, Rozenblatt, Kull & Bitsoli, PC (relating to The Info Group, Inc. (formerly AnchorPoint, Inc.)
_________________
(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-1, registration number 333-05814, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(2)	Filed as Exhibit 10.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.

(3)	Filed as Appendix B to Item 1 of the Registrant’s Report on Form 6-K for the month of June 2006 submitted on June 23, 2006, and incorporated herein by reference.

(4)	Filed as Item 2 to the Registrant’s Report on Form 6-K for the month of January 2008 submitted on January 28, 2008, and incorporated herein by reference.

(5)	Filed as Item 2 to the Registrant’s Report on Form 6-K for the month of October 2008 submitted on October 2, 2008, and incorporated herein by reference.

(6)	Filed as Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated herein by reference.

(7)	Filed as Exhibit 14.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of directors and Shareholders of

MER TELEMANAGEMENT SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of Mer Telemanagement Solutions Ltd. ("the Company") and its subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of MTS Asia Ltd., a wholly-owned subsidiary, which statements reflect total assets of 3% and 3% as of December 31, 2009 and 2008, respectively, and total revenues of 3% and 7% for the years ended December 31, 2009 and 2008, respectively of the related consolidated total. We also did not audit the total assets that were purchased from AnchorPoint Inc. representing 7% of the related consolidated assets as of December 31, 2008. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to amounts emanating from the financial statements of MTS Asia Ltd. and AnchorPoint Inc, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER
March 25, 2010	A Member of Ernst & Young Global

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2008	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,009	$2,173
Restricted marketable securities (Note 3)	196	227
Trade receivables (net of allowance for doubtful accounts of $ 731 and $ 436 at December 31, 2008 and 2009, respectively)	1,356	781
Other accounts receivable and prepaid expenses (Note 4)	318	376
Inventories	112	39

Total current assets	3,991	3,596

LONG-TERM ASSETS:
Severance pay fund	682	767
Lease deposits	5	31
Deferred income taxes (Note 11)	40	35

Total long-term assets	727	833

PROPERTY AND EQUIPMENT, NET (Note 7)	227	175

OTHER ASSETS:
Goodwill (Note 8a)	3,479	3,479
Other intangible assets, net (Note 8b)	2,198	1,807

Total other assets	5,677	5,286

Total assets	$10,622	$9,890

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2008	2009
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term bank credit and current maturities on bank loan	$45	$-
Trade payables	712	432
Accrued expenses and other liabilities (Note 9)	2,638	2,531
Deferred revenues	2,323	2,741

Total current liabilities	5,718	5,704

LONG-TERM LIABILITIES
Accrued severance pay	1,105	1,071

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

SHAREHOLDERS' EQUITY (Note 13):
Share capital -
Ordinary shares of NIS 0.01 par value - Authorized: 12,000,000 shares at December 31, 2008 and 2009; Issued: 4,464,376 shares at December 31, 2008 and at December 31, 2009; Outstanding: 4,458,976 shares at December 31, 2008 and at December 31, 2009	13	13
Additional paid-in capital	19,423	19,577
Treasury shares (5,400 Ordinary shares at December 31, 2008 and 2009)	(29)	(29)
Accumulated other comprehensive income (loss)	(16)	23
Accumulated deficit	(15,592)	(16,469)

Total shareholders' equity	3,799	3,115

Total liabilities and shareholders' equity	$10,622	$9,890

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2007	2008	2009
Revenues (Note 14)
Product sales	$5,760	$5,127	$5,449
Services	3,578	3,624	5,985

Total revenues	9,338	8,751	11,434

Cost of revenues
Product sales	1,872	1,487	1,835
Services	864	834	1,942

Total cost of revenues	2,736	2,321	3,777

Gross profit	6,602	6,430	7,657

Operating expenses:
Research and development, net	2,640	2,688	1,888
Selling and marketing	3,481	1,927	2,914
General and administrative	3,695	3,065	3,618
Impairment of goodwill and other intangible assets	2,312	-	-

Total operating expenses	12,128	7,680	8,420

Operating loss	(5,526)	(1,250)	(763)
Financial expenses, net	(105)	-	(31)
Capital gain (loss) on sale or discontinuation of an investment in affiliate	(63)	398	(63)

Loss before taxes on income	(5,694)	(852)	(857)
Taxes on income (benefit), net (Note 11)	(68)	108	20

Loss before equity in loss of affiliate	(5,626)	(960)	(877)
Equity in loss of affiliate	(197)	-	-

Net loss	$(5,823)	$(960)	$(877)

Net loss per share:

Basic and diluted net loss per Ordinary share	$(2.02)	$(0.30)	$(0.20)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	2,886,923	3,264,918	4,458,976

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

					Accumulated
			Additional		other		Total	Total
	Share capital		paid-in	Treasury	comprehensive	Accumulated	comprehensive	shareholders'
	Number	Amount	capital	shares	income (loss)	deficit	income (loss)	equity

Balance as of January 1, 2007	2,886,923	$8	$16,118	$(29)	$254	$(8,809)		$7,542
Stock based compensation related to options issued to employees	-	-	92	-	-	-		92
Other comprehensive loss:
Unrealized gains on available-for-sale marketable securities, net	-	-	-	-	1	-	$1	1
Foreign currency translation adjustments	-	-	-	-	(243)	-	(243)	(243)
Total other comprehensive loss							(242)
Net loss	-	-	-	-	-	(5,823)	(5,823)	(5,823)
Total comprehensive loss							$(6,065)
Balance as of December 31, 2007	2,886,923	8	16,210	(29)	12	(14,632)		1,569
Issuance of shares, net of issuance cost in the amount of $ 13	484,745	2	985					987
Issuance of shares for AnchorPoint acquisition	1,087,308	3	2,124					2,127
Stock based compensation related to options issued to employees	-	-	104	-	-	-		104
Other comprehensive loss:
Unrealized losses on available-for-sale marketable securities, net	-	-	-	-	(11)	-	$(11)	(11)
Foreign currency translation adjustments	-	-	-	-	(17)	-	(17)	(17)
Total other comprehensive loss	-	-	-	-	-	-	(28)
Net loss	-	-	-	-	-	(960)	(960)	(960)
Total comprehensive loss							$(988)
Balance as of December 31, 2008	4,458,976	13	19,423	(29)	(16)	(15,592)		3,799
Share issuance costs- AnchorPoint acquisition	-	-	(5)	-	-	-		(5)
Stock based compensation related to options issued to employees	-	-	159	-	-	-		159
Other comprehensive loss:
Unrealized gains on available-for-sale marketable securities, net	-	-	-	-	43	-	$43	43
Foreign currency translation adjustments	-	-	-	-	(4)	-	(4)	(4)
Total other comprehensive income	-	-	-	-	-	-	39
Net loss	-	-	-	-	-	(877)	(877)	(877)
Total comprehensive loss							$(838)
Balance as of December 31, 2009	4,458,976	$13	$19,577	$(29)	$23	$(16,469)		$3,115
Accumulated foreign currency translation adjustment as of December 31, 2009						$(21)
Accumulated unrealized gains from available-for-sale marketable securities						44
Accumulated Unrealized gains						$23

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009
Cash flows from operating activities:

Net loss	$(5,823)	$(960)	$(877)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Gains on sale of available-for-sale marketable securities	(13)	(18)	(2)
Loss (gain) on sale or discontinuation of an investment in affiliate	63	(398)	63
Impairment of goodwill and intangible assets	2,312	-	-
Equity in loss of affiliate	197	-	-
Depreciation and amortization	651	368	540
Loss on sale of property and equipment	-	-	1
Deferred income taxes, net	(18)	104	5
Employee stock-based compensation	92	104	159
Accrued severance pay, net	154	(4)	(119)
Decrease in trade receivables	1,229	501	552
Decrease (increase) in other accounts receivable and prepaid expenses	296	218	(61)
Decrease (increase) in inventories	72	(35)	69
Decrease in trade payables	(63)	(136)	(154)
Increase (decrease) in accrued expenses and other liabilities	516	(499)	(186)
Increase (decrease) in deferred revenues	(155)	731	418
Decrease in lease deposits	12	37	-
Increase (decrease) in related parties, net	(137)	18	150

Net cash provided by (used in) operating activities	(615)	31	558

Cash flows from investing activities:

Proceeds from sale of property and equipment	-	-	7
Proceeds from sale of an affiliate and other investments	1,031	654	-
Purchase of property and equipment	(95)	(48)	(130)
Investment in short term bank deposit	100	-	-
Investment in lease deposits	(3)	-	(29)
Investment in available-for-sale marketable securities	(209)	(200)	(182)
Proceeds from sale of available-for-sale marketable securities	213	180	196
Acquisition of certain assets and liabilities of TelSoft	(200)	(406)	-
Acquisition of certain assets and liabilities of AnchorPoint (a)	-	26	-
Transaction costs related to AnchorPoint acquisition	-	-	(201)
Dividend from an affiliate	134	-	-
Loans granted to employees	-	(41)	(5)
Others	5	-	-

Net cash provided by (used in) investing activities	976	165	(344)

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009
Cash flows from financing activities:

Proceeds from short term bank credit	$19	$22	$-
Repayment of short-term bank credit	-	-	(45)
Repayment of long-term loans	(417)	(583)	-
Share issuance costs - AnchorPoint acquisition	-	937	(5)

Net cash provided by (used in) financing activities	(398)	376	(50)

Increase (decrease) in cash and cash equivalents	(37)	572	164
Cash and cash equivalents at the beginning of the year	1,474	1,437	2,009

Cash and cash equivalents at the end of the year	$1,437	$2,009	$2,173

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Interest	$81	$3	$2

Income taxes	$69	$5	$-

(a)	In conjunction with the acquisitions, the fair values of assets acquired and liabilities assumed at the date of acquisition were as follows (see Note 1(c)(d):

	Working capital (excluding cash and cash equivalents)	$-	$(239)
	Property and equipment	-	71
	Issuance of shares	-	(2,127)
	Goodwill	200	683
	Developed technology	-	987
	Brand name	-	229
	Customer relationship	-	370

	Total cash paid (provided) during the year	$200	$(26)

(b)	Supplemental disclosure of non-cash activities :

	Issuance of shares	$-	$50
	Issuance of shares for AnchorPoint acquisition	$-	$2,127
	Sale of other investments	$36	$-
	Earn out in respect of TelSoft acquisition	$406	$-
	Earn out in respect of Teleknowledge acquisition	$10	$-

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Mer Telemanagement Solutions Ltd. ("the Company" or "MTS") was incorporated on December 27, 1995. MTS and its subsidiaries ("the Group") design, develop, market and support a comprehensive line of telecommunication management and customer care & billing ("CC&B") solutions that enable business organizations and other enterprises to improve the efficiency and performance of all intellectual property ("IP") operations, and reduce associated costs. The Group products include call accounting and management products, fault management systems and web based management solutions for converged voice, voice over Internet Protocol, IP data and video and CC&B solutions.

The Company's wholly-owned subsidiaries in the United States and Hong Kong, namely, MTS IntegraTRAK Inc and MTS Asia Ltd., respectively, act as marketing and customer service organizations in those countries.

In March 2009, the Company discontinued the operations of TABS Brazil Ltda. and as a result wrote off net assets of $63. Due to immateriality, TABS Brazil Ltda.'s results of operations were not classified as discontinued operations. As of December 31, 2009, there were total assets and liabilities with respect to TABS Brasil Ltda. in the amount of zero and $283, respectively.

b.
MTS's products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, and to detect and prevent abuse and misuse of telephone networks including fault telecommunication usage.

The Group markets its products through worldwide distributors, business telephone switching systems manufacturers and vendors and its direct sales force. Several international private automatic branch exchange ("PBX") manufacturers market the Group's products as part of their PBX selling efforts or on an original equipment manufacturer ("OEM") basis. The Group is highly dependent upon the active marketing and distribution of its OEMs. If the Group is unable to effectively manage and maintain a relationship with its OEMs, or if any event negatively affected an OEM's financial condition, the Group's results of operations and financial position could be materially adversely affected.

MTS's shares are listed for trade on the NASDAQ Capital Market.

Revenues from a major customer accounted for 26%, 24% and 12% of total revenues for the years ended December 31, 2007, 2008 and 2009, respectively.

c.
In 2006, the Company and TelSoft Solutions, Inc. ("TelSoft") consummated an asset purchase agreement ("APA"). TelSoft is a provider of call accounting and Telecom Expense Management ("TEM") solutions to organizations and the acquisition enabled the Company to increase its customer base. Under the terms of the APA, the Company acquired certain assets and assumed certain enumerated liabilities of TelSoft for the following consideration:

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

d.
On December 23, 2008, the Company and AnchorPoint, Inc. ("AnchorPoint") entered into an asset purchase agreement ("the AnchorPoint APA"). AnchorPoint is a provider of TEM solutions to enterprises and the acquisition enabled the Company to enhance its product offering as well as to increase its customer base. Under the terms of the AnchorPoint APA, the Company acquired certain assets and assumed certain liabilities of AnchorPoint in consideration of 1,087,308 Ordinary shares, par value NIS 0.01 per share, of MTS. The transaction related expenses amounted to $ 219. The consideration was paid as follows:

1.	924,212 Ordinary shares were issued and delivered at closing.

2.
163,096 Ordinary shares were issued at closing and delivered to an escrow agent to be held in trust for a period of 15 months following the closing, to satisfy general representations and warranties included in the agreement.

The acquisition was completed on December 30, 2008.

The acquisition was accounted for under the purchase method of accounting in accordance with prior GAAP, SFAS 141, "Business Combination". Accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill.

Based upon a valuation of the tangible and intangible assets acquired and the liabilities assumed, the Company has allocated the total cost of the acquisition to Anchorpoint's net assets at the date of acquisition, as follows:

Tangible assets:

Net assets	$77
Intangible assets:
Developed technology (eight-year useful life)	987
Brand name (eleven-year useful life)	229
Customer relationship (eight-year useful life)	370
Goodwill	683

Net assets acquired	$2,346

The valuation of the developed technology was based on the income approach which reflects the future economic benefits from AnchorPoint's products. The value assigned to customer relationship was based on the income approach. The fair value of customer relationship was estimated by discounting to present value the cash flows that will be derived from AnchorPoint's customers retained by MTS. The value assigned to the brand name was based on the income approach. The fair value of the brand name was estimated by capitalizing the royalties saved due to the Company's ownership of the intellectual property.

Goodwill in the amount of $ 683, resulting from the AnchorPoint acquisition was assigned to the Company's integration of AnchorPoint's activity on December 30, 2008.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

Pro forma results (Unaudited):

The following unaudited pro-forma information does not purport to represent what the Company's results of operations would have been had the AnchorPoint acquisitions occurred on January 1, 2008 and 2007 (the full years in which AnchorPoint was not included in MTS' operations), nor does it purport to represent the results of operations of the Company for any future period.

	Year ended December 31,
	2008	2007

Revenues	$13,222	$13,693

Net loss	$(390)	$(5,666)
Basic and diluted net loss per share from continuing operations	$(0.08)	$(1.42)
Weighted average number of ordinary shares in computation of basic and diluted net loss per share	4,339,301	3,974,230

e.	Subsequent to balance sheet date, the Company consummated a 2:1 reverse stock split of the Company's share capital, see Note 13a.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

a.
Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b.
Financial statements in U.S. dollars:

The majority of the revenues of the Company and certain of its subsidiaries are generated in or linked to the U.S. dollar ("dollar"). In addition, a substantial portion of the Company's and certain of its subsidiaries' costs are incurred in dollars. Company's management believes that the dollar is the currency of the primary economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with FASB ASC Topic 830, "Foreign Currency Matters." All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

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

e.
Restricted marketable securities:

The Company accounts for investments in debt and equity securities (other than those accounted for under the equity method of accounting) in accordance with ASC 320, "Investments - Debt and Equity Securities" ("ASC 320").

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

ASC 320 (formerly FSP FAS No. 115-1), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment", provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and for measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment's cost and its fair value.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On April 1, 2009, the Company adopted a new guidance, ASC 320-10-65-1, "Recognition and Presentation of Other-Than-Temporary Impairments" (formerly FSP FAS No. 115-2), that changed the impairment and presentation model for its available for sale debt securities. Under the amended impairment model, an other-than-temporary impairment loss is recognized in earnings if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it still needs to evaluate expected cash flows to be received and determines if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings. Amounts relating to factors other than credit losses are recorded in other comprehensive income (loss).

The marketable securities held by the Company are pledged to secure future rent payments for the Company's facilities in Israel.

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

As of December 31, 2009 and 2008, the inventory is only composed of finished products. Finished products are recorded on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

g.
Investments in an affiliate:

In these financial statements, the affiliated company is Jusan S.A., a company in which the Company previously held a 50% ownership interest (which is not a subsidiary), where the Company could exercise significant influence over the operating and financial policy of the affiliate.

The investment in the affiliate was accounted for by the equity method, in accordance with ASC 323, "Investments- Equity Method and Joint Ventures", ("ASC 323"). Profits on intercompany sales, not realized through sales to third parties, were eliminated. The excess of the purchase price over the fair value of net tangible assets acquired was attributed to goodwill.

Under ASC 323, an impairment of value of an investment accounted for under the equity method, which is other than a temporary decline, should be recognized as a realized loss, establishing a new carrying value for the investment. Factors the Company considers in making this evaluation include: the length of time and the extent to which the market value has been lower than cost, the financial condition and near-term prospects of the issuer, including cash flows of the investee and any specific events which may influence the operations of the issuer and the intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value. A current fair value of an investment that is less than its carrying amount may indicate an impairment of value of the investment. During 2007, the Company recorded an equity loss of $ 197 from the sale of Jusan S.A. (see also Note 6).

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.
Investment in other companies:

The investment in these companies is stated at cost, because the Group does not have the ability to exercise significant influence over operating and financial policies of those investments. The Company's investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with ASC 323. As of December 31, 2007, the Company recorded $ 63 loss from investment in other companies. During 2008, the Company recorded $ 398 gain from the sale of investments in other companies (see also Note 5).

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

j.
Impairment of long-lived assets:

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360, "Property, Plant and equipment" ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2007, 2008 and 2009, no impairment losses were recorded.

k.
Goodwill:

Goodwill reflects the excess of the purchase price of an acquired business over the fair value of net assets acquired. The Company adopted Statement of Financial Accounting Standards ASC 350 "Intangibles - Goodwill and other". Under ASC 350, goodwill is not amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise).

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company performs its annual impairment analysis of goodwill as of September 30 of each year, or more often if there are indicators of impairment present. The provisions of ASC 350 require that the impairment test be performed on goodwill at the level of the reporting units. Each time the Company performs the test, it compares the fair value of each reporting unit to its carrying value. In such a test, if the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and the Company is not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then the Company must perform a second analysis in order to determine the implied fair value of goodwill, and record an impairment loss equal to the difference between the carrying value of the goodwill and its implied fair value. To determine the fair value used in the first step, the Company uses discounted cash flows. If and when the Company is required to perform the second analysis, determining the fair value of its net assets and its off-balance sheet intangibles would require it to make judgments that involve the use of significant estimates and assumptions. The Company performed its annual impairment test as of September 30, 2009. In addition, for the period from September 30, 2009 till December 31, 2009, no events occurred or circumstances changed that reduced the fair value of the reporting unit below its carrying value.

During 2007, an impairment loss in the amount of $ 1,878 was identified and recorded (see also Note 8a). During 2008 and 2009, no impairment losses were identified

1.
Intangible assets:

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up in accordance with ASC 350. The Company's identifiable intangibles are reviewed for impairment in accordance with ASC 360 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Developed technology is amortized over a period of four-to-eight years, customer relationship is amortized over a period of six-to-eight years and brand name is amortized over a period of eleven years. During 2007 an impairment loss of intangible assets in the amount of $ 434 was recorded (see also Note 8d). During 2008 and 2009, no impairment losses were identified.

m.
Revenue recognition:

The Company generates revenues mainly from licensing the rights to use its software products. Certain software licenses require significant customization. The Company also generates revenues from providing maintenance, hosting and managed services, support and training. The Company sells its products directly to end-users and indirectly through resellers and OEMs (who are considered end users).

Revenues from software license agreements are recognized when all criteria outlined in ASC 985-605, "Revenue Recognition -Software",  are met. Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectability is probable. The Company does not grant a right of return to its customers.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Where software arrangements involve multiple elements, revenue is allocated to each undelivered element based on vendor specific objective evidence ("VSOE") of the fair values of each undelivered element in the arrangement, in accordance with the "residual method". The VSOE used by the Company to allocate the sales price to support services and maintenance is based on the renewal rate charged when these elements are sold separately. License revenues are recorded based on the residual method.

Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements, and (2) all revenue recognition criteria of ASC 985-605, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element. If sufficient specific objective evidence does not exist for all undelivered elements, revenue is deferred for the entire arrangement until all revenue recognition criteria are met for such undelivered elements.

Revenues from maintenance and support services are recognized over the term of the maintenance and support agreement on a straight line basis.

Revenues for hosting and managed services are recognized based on SAB 104 and ASC 605-25, when delivery has occurred or services have been rendered, the fee is fixed and determinable, collectability is probable and persuasive evidence of an arrangement exists. These revenues are recognized as one unit of accounting, on a straight line basis over the term of the last undelivered element.

Deferred revenues include unearned amounts received under maintenance and support contracts, not yet recognized as revenues.

Revenues from billing products which involve significant customization of the Company's software to customer specifications are recognized in accordance with ASC 605-35, using contract accounting on a percentage of completion method, over the period from signing of the license through to customer acceptance in accordance with the "Input Method". The amount of revenue recognized is based on the total arrangement and the percentage of completion achieved. The percentage to completion is measured by monitoring progress using records of actual costs incurred to date in the project compared with the total estimated project requirement. Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology and are reviewed and updated regularly by management.

After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2009 and 2008, no such estimated losses were identified.

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

The Company believes that the use of the percentage of completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases, the Company expects to perform its contractual obligations and its licensees are expected to satisfy their obligations under the contract

n.
Research and development costs:

ASC 985, "Software" requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon the completion of a working model. The Company does not incur material costs between the completion of a working model and the point at which the products are ready for general release. Therefore, research and development costs are charged to the statement of operations as incurred.

o.
Government grants:

Royalty-bearing grants from the Government of Israel for funding certain approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and recorded as a deduction of research and development costs.

p.
Income taxes:

The Company accounts for income taxes in accordance with ASC Topic 740, "Income Taxes" ("ASC 740"). ASC 740 prescribes the use of the liability method, according to which deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred tax assets to their estimated realizable value.

ASC 740 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740, a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

q.
Accounting for stock-based compensation:

The Company applies ASC 718, and ASC 505-50, "Equity-Based Payments to Non-Employees", with respect to options and warrants issued to non-employees. ASC 718 requires the use of an option valuation model to measure the fair value of the options and warrants at the measurement date as defined in ASC 505-50.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASC 718 requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model, where applicable. Share-based compensation expense recognized in the Company's consolidated statements of income for 2007, 2008 and 2009 include compensation expense for share-based awards granted (i) prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of ASC 718, and (ii) subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of ASC 718.

The Company recognizes these compensation costs net of a forfeiture rate and recognizes the compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period of the award, which is the option vesting term of four years. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option pricing model for service options. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility is calculated based upon actual historical stock price movements. The expected term of options granted represents the period of time that options granted are expected to be outstanding, and is determined based on the simplified method in accordance with SAB No. 110. The Company continues to use the simplified method as it has determined that sufficient data is not available to develop an estimate of the expected option term based upon historical participant behavior. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value for options granted in 2007, 2008 and 2009 is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31,
Employee Stock Options	2007	2008	2009

Expected volatility	45.4%	69-72%	81.4%
Risk-free interest	4.2%	2-2.7%	1.7%
Dividend yield	0%	0%	0%
Expected life (years)	4	2-4	3.75

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

Effective January 1, 2008, the Company adopted ASC 820 (Formerly "SFAS 157").

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 -	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 -	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Assets measured at fair value under ASC 820 on a recurring basis as of December 31, 2009 were presented on the Company's Consolidated Balance Sheet as follows (in thousands):

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Restricted marketable securities	$227	$227	$-	$-

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

Severance expense for the years ended December 31, 2007, 2008 and 2009 amounted to approximately $ 400, $ 227 and $ 157, respectively.

t.
Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, restricted marketable securities and long-term loans.

Cash and cash equivalents are deposited with major banks in Israel in the United States. Such deposits in the United States may be in excess of insured limit and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The customers of the Company are located mainly in the United States and Europe (see Note 14). The Company performs ongoing credit evaluations of its customers. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection according to management estimates.

The Company's restricted marketable securities include investments in equity securities and Israeli government securities. Management believes that the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

The Company has no off-balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

u.
Basic and diluted loss per share:.

The Company accounts for earnings per share based on ASC 260 "Earning Per Share" which requires companies to compute earnings per share under two different methods, basic and diluted earnings per share, and to disclose the methodology used for the calculations. Basic earnings per share are calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding and the effect of dilutive potential shares of Ordinary shares considered outstanding during the period.

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. In 2007, 2008 and 2009, all outstanding stock options have been excluded from the calculation of the diluted net loss per ordinary share since those options were anti-dilutive for the periods presented.

v.
Impact of recently issued accounting standards:

In October 2009, the FASB issued ASU 2009-13, "Revenue Recognition (ASC Topic 605)-Multiple-Deliverable Revenue Arrangements" (ASU 2009-13). ASU 2009-13 amends the criteria in ASC Subtopic 605-25, "Revenue Recognition-Multiple-Element Arrangements", for separating consideration in multiple-deliverable arrangements. This Update addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 modifies the requirements for determining whether a deliverable can be treated as a separate unit of accounting by removing the criteria that verifiable and objective evidence of fair value exists for the undelivered elements. This guidance eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: a) vendor-specific objective evidence; b) third-party evidence; or c) estimates. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company has chosen not to early adopt ASU 2009-13. The Company is currently evaluating the potential impact, if any, of the adoption of the standard on its consolidated financial statement.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In October 2009, the FASB also issued an update to ASC Topic 985-605, “Software Revenue Recognition”, which changes revenue recognition for tangible products containing software and hardware elements. Specifically, tangible products containing software and hardware that function together to deliver the tangible products’ essential functionality are scoped out of the existing software revenue recognition guidance and will be accounted for under the multiple-element arrangements revenue recognition guidance discussed above. The standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company has chosen not to early adopt the standard. The Company is currently evaluating the potential impact, if any, of the adoption of the standard on its consolidated financial statement.

w.
Adoption of New Accounting Standards:

In June 2009, FASB issued Accounting Standards Codification ("ASC") Topic No. 105 "Generally Accepted Accounting Principles" ("the Codification").  The Codification was effective for interim and annual periods ended after September 15, 2009 and became the single official source of authoritative, nongovernmental U.S. generally accepted accounting principles (U.S. GAAP), other than guidance issued by the Securities and Exchange Commission.  All other literature is non-authoritative.  The adoption of the Codification did not have a material impact on the Company's consolidated financial statements and notes thereto.  The Company has appropriately updated its disclosures with the appropriate Codification references for the year ended December 31, 2009. As such, all the notes to the consolidated financial statements have been updated with the appropriate Codification references.

NOTE 3:-	RESTRICTED MARKETABLE SECURITIES

The following is a summary of the Company's investment in marketable securities:

	December 31, 2008				December 31, 2009
	Amortized	Gross unrealized	Gross unrealized	Fair market	Amortized	Gross unrealized	Gross unrealized	Fair market
	cost	gains	losses	value	Cost	gains	losses	value
Available-for-sale:

Equity securities	$10	$-	$(3)	$7	$50	$34	$(1)	$83
Corporate bonds	57	-	(3)	54	61	4	-	65
Israeli Government debts	128	8	(1)	135	72	7	-	79

	$195	$8	$(7)	$196	$183	$45	$(1)	$227

The gross realized gains on sales of available-for-sale securities totaled $ 13, $ 18 and $ 2 in 2007, 2008 and 2009, respectively, recorded in financial income. The net adjustment to unrealized holding gains (losses) on available-for-sale securities included as a separate component of shareholders' equity, "Accumulated other comprehensive income (losses)" amounted to $ 1, $ (11) and $ 43 in 2007, 2008 and 2009, respectively.

None of the unrealized losses as of December 31, 2009, have been outstanding for more than a 12 month period.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	RESTRICTED MARKETABLE SECURITIES (Cont.)

The amortized cost and fair value of debt and securities as of December 31, 2009 and 2008, by contractual maturity, are shown below.

	December 31, 2008		December 31, 2009
	Amortized cost	Fair market value	Amortized cost	Fair market value

Matures up to one year	$49	$52	$28	$37
Matures after one year through five years	104	107	91	99
Matures after five years	32	30	30	31
Equity securities - no definite maturity date	10	7	34	60

Total	$195	$196	$183	$227

The marketable securities are restricted in order to secure the Company's obligations under one of its office leases.

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2008	2009

Grants receivable from the Office of the Chief Scientist	$65	$182
Government authorities	27	14
Prepaid expenses	76	81
Others	150	99

	$318	$376

NOTE 5:-	INVESTMENTS IN OTHER COMPANIES

a.
On December 10, 2007, the Company was notified that a privately-owned leading online advertising company, in which the Company held an approximately 1% ownership interest, was sold to a third party for a total estimated consideration of $ 16,000 out of which the Company's proceeds amounted to approximately $ 36. The transaction was consummated on December 31, 2007, following the approval of the shareholders of the online advertising company and therefore was classified as other accounts receivable. As a result, the Company recorded a capital loss in the amount of $ 63. During 2008, the Company received additional earn out proceeds related to the transaction in the amount of $16 and recorded a capital gain in the amount of $ 16.

b.
On February 4, 2008, the Company consummated the sale of its ownership interest in cVidya Networks Inc. to a third party, in consideration of approximately $ 603. This consideration reflects a capital gain of $ 382.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	INVESTMENTS IN AFFILIATE

On November 29, 2007, the Company sold its 50% ownership interest in Jusan S.A., a former affiliate, to the affiliate's other shareholders, in consideration of Euro 700 thousand ($ 1,031) plus the payment of 25% of the net income of Jusan S.A. during the period commencing as of the date of the sale and ending June 30, 2008. The consideration reflects a loss of $ 197 recorded in equity in loss of affiliate. During 2007, a $ 134 dividend was received from Jusan S.A. During 2008 and 2009, no additional consideration was received.

NOTE 7:-	PROPERTY AND EQUIPMENT

	December 31,
	2008	2009
Cost:
Computers and peripheral equipment	$1,283	$1,285
Office furniture and equipment	514	513
Leasehold improvements	18	45

	1,815	1,843
Accumulated depreciation:	1,588	1,668

Depreciated cost	$227	$175

The depreciation expense for the years ended December 31, 2007, 2008 and 2009 amounted to $ 250, $ 175 and $ 149, respectively.

NOTE 8:-	GOODWILL AND OTHER INTANGIBLE ASSETS

a.         Goodwill:

The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2009 are as follows:

	December 31,
	2008	2009

Balance as of beginning of the year	$2,796	$3,479

Goodwill acquired, see Note 1(d)	683	-

Balance at the end of the year	$3,479	$3,479

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	GOODWILL AND OTHER INTANGIBLE ASSETS (Cont.)

b.	Other intangibles consist of the following:

	December 31,
	2008	2009
Cost:
Development technology	$2,170	$2,170
Customer relationships	1,015	1,015
Brand name	229	229

	3,414	3,414
Accumulated amortization:
Development technology	956	1,166
Customer relationships	260	420
Brand name	-	21

	1,216	1,607

Amortized cost	$2,198	$1,807

    Intangible assets resulted from acquisitions of IntegraTRAK (in 2001), TelSoft (see Note 1c) and AnchorPoint (see Note 1d), the Company's U.S. subsidiaries.

c.	Amortization expense amounted to $ 401, $ 193 and $ 391 for the years ended December 31, 2007, 2008 and 2009, respectively.

d.
During 2007, the Company determined that intangible assets relating to the billing activity that was acquired from Teleknowledge had been impaired and as a result, recorded an impairment loss in the amount of $ 259 and $ 175 for developed technology and customer relationships, respectively.

e.	Estimated amortization expense for:

Year ended December 31,

2010	$392
2011	365
2012	291
2013	190
2014-2019	569

$1,807

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2008	2009

Employees and payroll accruals	$684	$682
Income tax payable	580	664
Accrued expenses	1,240	937
Customer advances	36	-
Related parties	98	248

	$2,638	$2,531

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.
Lease commitments:

The Company and its subsidiaries lease office space and motor vehicles through operating leases.

The facilities of the Company and its subsidiaries are leased for periods ending October 2010 through February 2014.

Future minimum lease commitments under non-cancelable operating leases as of December 31, 2009 are as follows:

2010	$635
2011	466
2012	104
2013	74
2014	12

$1,291

     Lease expense for the years ended December 31, 2007, 2008 and 2009 was approximately $ 904, $ 914 and $ 855, respectively.

b.	Royalty commitments:

1.
The Company is committed to pay royalties to the Office of the Chief Scientist ("OCS") of the Ministry of Trade and Labor of the Government of Israel on proceeds from sales of products resulting from the research and development projects in which the government participated. In the event that development of a specific product in which the OCS participated is successful, the Company will be obligated to repay the grants through royalty payments at the rate of 3% to 5% based on the sales of the Company, up to 100%-150% of the grants received linked to the dollar. As of December 31, 2009, the Company had a contingent liability to pay royalties in the amount of approximately $ 9,600. The obligation to pay these royalties is contingent upon actual sales of the products and, in the absence of such sales, no payment is required.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The Company has paid or accrued royalties in its cost of revenues relating to the repayment of such OCS grants in the amount of $ 178, $ 312 and $ 279 for the years ended December 31, 2007, 2008 and 2009, respectively.

2.
The Israeli Government, through the Fund for Encouragement of Marketing Activities, awarded the Company grants for participation in foreign marketing expenses. The Company is committed to pay royalties at the rate of 3% of the increase in export sales, up to the amount of the grants received linked to the U.S. dollar. As of December 31, 2009, the Company had a contingent obligation to pay royalties in the amount of $ 259.

c.	Claims and demands:

1.
In April 2002, the Tax Authorities in Israel issued to the Company a demand for a tax payment, for the period of 1997-1999, in the amount of approximately NIS 6,000 thousand ($ 1,589 as of December 31, 2009).

The Company has appealed to the Israeli Tel Aviv district court in respect of the abovementioned tax demand. The Company believes that certain defenses can be raised against the demand of the tax authorities. The Company has recorded the largest amount of taxing benefit that is greater than 50% likely of being realized upon settlement with the tax authority (see also Note 11h).

2.
The Company is a party to various other legal proceedings and claims that arise in the ordinary course of business. The total aggregate amount of exposure of such proceedings and claims, except for the above mentioned claim, is approximately $140 for which no accrual was recorded in accordance with ASC 450 "Contingencies", as the Company and its legal advisors believe such claims have no merit.

3.
During August 2007, TABS Brazil, was ordered by the Labor Law Court in Brazil to pay approximately $101 to one of its former employees. TABS Brazil has filed an appeal against the Labor Law Court ruling. The Company recorded a provision in its financial statements for the total amount of the claim considered probable.

d.	Guarantees: The Company provided a bank guarantee in the amount of $ 108 to secure its obligations under one of its leasing agreements, See also Note 3.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	TAXES ON INCOME

a.	Israeli taxation:

1.
Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of ASC 740, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities. In February 2008, the inflation adjustment law was cancelled.

2.
Corporate tax rates:

The Company is subject to the Income Tax Law (Inflationary Adjustments), 1985, which measures income on the basis of changes in the Israeli Consumer Price Index.

On July 25, 2005, the Knesset (Israeli Parliament) passed the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 - 25%.

In July 2009, the Knesset (Israeli Parliament) passed the Economic Efficiency Law (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the Israeli corporate tax rate and real capital gains tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

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

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

MTS was granted the status of an "Approved Enterprise" under the Law in respect of several different capital expenditure programs. For all of such Approved Enterprises, the Company elected to apply for alternative tax benefits ("Alternative Package").

Accordingly, the Company's income attributed to the Approved Enterprise under the alternative package is tax exempt for a period of two years, commencing with the year the Company earns taxable income ("the tax exempt years") , and subject to corporate tax at the rate of 10% - 25% (depending on the rate of foreign holdings in the Company), for additional periods of five to eight years.

In the event of distribution of dividends from such tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise's income.

The duration of tax benefits, for each of the programs is subject to limitations of the earlier of 12 years from completion of the investment or commencement of production, or 14 years from receipt of approval, as an Approved Enterprise under the Law ("the years limitation"). Please note,  that the years limitation does not apply to the tax exempt years.

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the Law and regulations promulgated thereunder.

Should the Company fail to meet such requirements in the future, income attributable to its Approved Enterprise programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such programs.

On April 1, 2005, an amendment to the Law came into effect ("the Amendment") and has significantly changed the provisions of the Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a "Privileged Enterprise" (rather than the previous terminology of Approved Enterprise), such as a provision requiring that at least 25% of the "Privileged Enterprise's" income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies are no longer required for Investment Center approval in order to qualify for tax benefits. The period of tax benefits for a new "Privileged Enterprise" commences in the "Year of Election". This year is the later of: (1) the year in which taxable income is first generated by the company, or (2) the Year of Election.

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

In addition, dividend distributed by an Approved Enterprise and "Privileged Enterprise" will be subject to withholding tax of 15%.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

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

Income from sources other than the Approved Enterprise is subject to tax at regular Israeli corporate tax rate.

4.	Tax assessments: With regard to the claim from the tax authorities in Israel, see Note 11c (1). The Company has received final tax assessments until the 2004 tax year.

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

6.
Tax Benefits of Research and Development

Israeli tax law permits, under some conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, in scientific research and development projects, if the expenditures are approved by the relevant government ministry and if the research and development is for the promotion of the enterprise and is carried out by, or on behalf of, a company seeking the deduction.

The OCS has approved some of our research and development programs and we have been able to deduct, for tax purposes, a portion of our research and development expenses net of the grants received. Other research and development expenses that are not approved may be deducted for tax purposes in three equal installments during a three year period.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

b.	Income taxes on non-Israeli subsidiaries: Non Israeli subsidiaries are taxed according to the tax laws in their respective country of residence.

c.
Net operating loss carryforwards:

As of December 31, 2009, the Company and its subsidiaries in Hong Kong and U.S. have an estimated total amount of available carryforward tax losses of approximately $ 15,500, $ 200 and $ 1,300, respectively to offset against future taxable profits. The operating tax loss carryforwards in Israel and in Hong Kong may be offset indefinitely against operating income. In addition, as of December 31, 2009, the Company has capital losses in the amount of approximately $400, that can be carried forward indefinitely.

MTS IntegraTRAK is subject to U.S. income taxes and has net operating loss carryforwards of approximately $ 1,300 as of December 31, 2009, which expire in the years 2015 to 2022. The Company's management believes that utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

d.
Deferred income taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2008	2009

Tax loss carryforwards	$3,789	$3,420
Allowances for doubtful accounts and accruals for employee benefits	148	167
Goodwill	(27)	(235)
Other intangible assets	187	199
Depreciation and accruals for interest	321	392

Net deferred tax asset before valuation allowance	4,418	3,943
Valuation allowance	(4,378)	(3,908)

Net deferred income taxes	$40	$35

Presented as follows:
Current assets - foreign	$-	$-

Long-term assets - foreign	$40	$35

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

MTS and certain of its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences, since they have a history of losses over the past years. Management currently believes that it is more likely than not that part of the deferred tax relating to the loss carryforwards in the Company and its subsidiaries and other temporary differences will not be realized in the foreseeable future.

e.
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations, is as follows:

	Year ended December 31,
	2007	2008	2009
Loss before taxes on income (benefit), net, as reported in the statements of operations	$(5,694)	$(852)	$(857)

Tax rates	29%	27%	26%

Theoretical tax benefit	$(1,651)	$(230)	$(223)
Increase in taxes resulting from:
Effect of different tax rates	(15)	(32)	35
Tax adjustment in respect of inflation in Israel and others	268	(35)	-
Utilization of carryforwards tax loss for which valuation allowance was provided	(22)	(134)	(94)
Non-deductible expenses and tax exempt income	28	192	52
Taxes and deferred taxes in respect of previous years	(68)	260	28
Deferred taxes for which valuation allowance was provided	1,392	87	222

Taxes on income (benefit), net, as reported in the statements of operations	$(68)	$108	$20

f.	Income (loss) before income taxes is comprised as follows:

	Year ended December 31,
	2007	2008	2009

Domestic	$(5,498)	$(1,183)	$(1,018)
Foreign	(196)	331	161

	$(5,694)	$(852)	$(857)

g.	Taxes on income (benefit) are comprised as follows:

Current taxes	$-	$4	$15
Deferred taxes	-	104	5
Taxes and deferred taxes in respect of previous years	(68)	-	-

	$(68)	$108	$20

Foreign	$(68)	$108	$20

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

h.	At December 31, 2009, the Company had a liability for unrecognized tax benefits of $588. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31,
	2008	2009

Balance as of beginning of the year	$583	$583
Additions based on tax positions taken during the current period	-	5
Balance at the end of the year	$583	$588

NOTE 12:-	RELATED PARTIES TRANSACTIONS AND BALANCES

a.
Prior to May 2008, Mrs. Dora Mer, the wife of Chaim Mer, the chairman of the Board of Directors, provided legal services to the Company, for which she received a monthly retainer of $5. Since May 2008, Mrs. Mer provides legal services to the Company through the Israeli law firm of M. Firon & Co., Advocates and Notaries, for a monthly retainer of $5, to be paid in NIS. The conditions of retaining the services of Mrs. Mer and M. Firon & Co. were approved by the Company's Audit Committee and Board of Directors.

The Company receives certain services from C. Mer Industries Ltd., a publicly traded company controlled by Mr. Chaim Mer. These services include reimbursement for shared expenses related to insurance policy. For the years ended December 31, 2009, 2008 and 2007, the Company paid or accrued an amount of $18, $34 and $26, respectively, with respect to the above mentioned expenses.

Since January 1, 2009 and as part of the acquisition of certain assets and liabilities of AnchorPoint, the Company receives certain services from Data Distribution Inc., a company controlled by Mr. Roger Challen, a director and major shareholder of the Company.  These services include reimbursement for shared expenses, as well as rental costs and related fees. For the year ended December 31, 2009, the Company paid or accrued an amount of $300 with respect to the above mentioned expenses.

On March 25, 2009, the Company's Audit Committee and Board of Directors approved a transaction with Mer & Co. (1982) Ltd. ("Mer & Co"), a subsidiary of C. Mer Industries Ltd.  According to the terms of the transaction, the Company will sell its products to Mer & Co, which has an Israel Defense Forces approved supplier number, and it will represent the Company and sell its products to the Israel Defense Forces.  For its services, Mer & Co. will be entitled to 5% of the amounts to be received from the Israel Defense Forces for the Company's software products.  For the year ended December 31, 2009, the Company recognized revenues in the amount of $34 with respect to Israel Defense Forces, and paid or accrued an amount of $1 due to Mer & Co with respect to the above mentioned agreement.

b.	In 2008 and 2009, the balance with C. Mer reflects other payables. Due to the short-term nature, no interest was charged by or paid to C. Mer through December 31, 2008 and 2009.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	RELATED PARTIES TRANSACTIONS AND BALANCES (Cont.)

c.	Transactions with related parties were as follows: (1) Balances with related parties:

	December 31,
	2008	2009

Other accounts payable and accrued expenses (see Note 9)	$98	$248

          (2)       Transactions with related parties:

	Year ended December 31,
	2007	2008	2009

Revenues derived from a related party	$-	$-	$34

Amounts charged by related parties:

Cost of revenues	$4	$-	$-
Operating expenses	31	78	437

	$35	$78	$437

NOTE 13:-	SHAREHOLDERS' EQUITY

a.
General:

Subsequent to balance sheet date, in January 2010, the Board of Directors and shareholders approved a 2:1 reverse stock split of the Company's share capital. As a result of this action, every two shares (including all authorized, issued and outstanding shares and all outstanding warrants and options to purchase shares) will be combined into one share of the same respective class of shares bearing a par value of NIS 0.01 each. All of the Company's authorized, issued and outstanding shares (including all outstanding warrants and options to purchase shares) as of December 31, 2009 and 2008, have been restated to reflect the effect of the reverse stock split.

b.	Share capital: The Ordinary shares entitle their holders the right to receive notice to participate in and vote at general meetings of MTS and the right to receive cash dividends, if declared.

c.
Private placement agreements:

On January 24, 2008, the Company and a private investor entered into a definitive agreement for a private placement of 375,000 Ordinary shares at a price per share of $ 2 for the aggregate purchase price of $ 750.

On September 30, 2008, the Company and two principal shareholders and directors of the Company and its Chief Executive Officer entered into a definitive agreement for a private placement of 109,745 Ordinary shares at a price per share of $ 2.28 for the aggregate purchase price of $ 250. The issuance expenses related to the two private placements amounted to $ 13.

On December 30, 2008, the Company issued 1,087,308 Ordinary shares at a price per share of $ 1.96 to AnchorPoint, in connection with the AnchorPoint acquisition (see Note 1d).

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

d.
Stock options:

MTS has authorized, through its 1996 Incentive Share Option plan, the grant of options to officers, management, employees and directors of MTS or any subsidiary of up to 950,000 of MTS's Ordinary shares. Up to 750,000 options may be granted under the option plan, pursuant to section 102 of the Israel Income Tax Ordinance. Any option, which is canceled or forfeited before expiration, will become available for future grants.

Each option granted under the Plan is exercisable until the earlier of five years from the date of the grant of the option or the expiration dates of the option plan. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options were exercised. The options vest primarily gradually over four years of employment.

In 2003, Section 102 of the Israeli Income Tax Ordinance was amended effective as of January 1, 2003. Therefore, MTS has rolled-over the remaining 446,957 options available at that time for future grants to a new plan that conforms with the newly amended provisions of Section 102 of the Israel Income Tax Ordinance. The Incentive Share Option Plan will terminate in 2013, unless cancelled earlier by MTS's board of directors.

In June 2006, MTS authorized pursuant to its 2006 Stock Option plan ("2006 Plan"), the grant of options to officers, management, employees and directors of MTS or any subsidiary of up to 200,000 of MTS's Ordinary shares. Each option granted under the 2006 Plan will be either an option intended to be treated as an "incentive stock option," within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or an option that will be treated as a "non-qualified stock option."

Each option granted under the 2006 Plan is exercisable until the earlier of five years from the date of the grant of the option or the expiration dates of the option plan. The exercise price of the options granted under the plan may not be less than the fair market value of an Ordinary share determined as of the date of grant of the option.

As of December 31, 2009, 272,967 Ordinary shares are available for future option grants.

e.	A summary of option activity under the Company's stock option plans as of December 31, 2009 and changes during the year ended December 31, 2009 are as follows

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
	audited
Outstanding at December 31, 2008	274,750	$3.66	3.26	$-
Granted	245,000	$1.94	4.43	-
Expired and Forfeited	(27,250)	$4.88	-	-

Outstanding at December 31,2009	492,500	$2.73	3.47	$-

Exercisable at December 31,2009	161,438	$4.11	2.23	$-

Vested and expected to vest	398,335	$2.83	3.33	$-

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

The weighted average grant-date fair value of options granted during 2007, 2008 and 2009, was $ 1.00, $ 0.94 and $ 1.14 per option, respectively.

The total compensation cost related to options granted to employees under the Company's share-based compensation plans recognized for the years ended December 31, 2008 and 2009 amounted at $ 104 and $ 149, respectively, net of estimated forfeitures.

The total intrinsic value of options exercised during the years ended December 31, 2007, 2008, and 2009, was zero. As of December 31, 2009, there was $ 173 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of three years.

f.         Total stock-based compensation expenses recognized in 2007, 2008 and 2009:

The total stock-based compensation expense related to employees' equity-based awards, recognized for the years ended December 31, 2007, 2008 and 2009, was comprised as follows:

	Year ended December 31,
	2007	2008	2009

Cost of revenues	$15	$10	$19
Research and development expenses	33	19	43
Selling and marketing	15	3	21
General and administrative expenses	29	72	66

	$92	$104	$149

g.         Options and warrants to non-employees:
Issuance date	In connection with	Number of options granted	Options exercisable	Exercise price per share	Exercisable through

May 13, 2009	Service provider	10,000	10,000	$1.94	May 2013

During 2009, the Company granted 10,000 options to consultants. The Company accounted for its outstanding options to non-employees under the fair value method of ASC 718-10 and ASC 505-50. The fair value for these options was estimated at the measurement date using the Black-Scholes option-pricing model.

Compensation expense related to the grant of stock options to consultants amounted to zero, zero and $ 10 for the years ended December 31, 2007, 2008 and 2009, respectively.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	GEOGAPHIC INFORMATION AND MAJOR CUSTOMERS AND PRODUCTS

The Company adopted ASC 280 "Segment Reporting". The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the customer.

The following is a summary of revenues within geographic areas based on end customer location and long-lived assets:

	Year ended December 31,
	2007	2008	2009

United States	$4,919	$4,702	$8,386
Germany	1,402	1,453	924
China	565	1,144	813
Holland	488	338	218
Others	1,964	1,114	1,093

	$9,338	$8,751	$11,434

Total revenues from external customers divided on the basis of the Company's product lines are as follows:

	Year ended December 31,
	2007	2008	2009

Call accounting and TEM solution	$8,752	$7,613	$10,726
Billing products	586	1,138	708

	$9,338	$8,751	$11,434

	December 31,
	2007	2008	2009
Long-lived assets:

Israel	$481	$2,588	$2,326
United States	3,368	3,290	3,134
Others	35	26	1

	$3,884	$5,904	$5,461

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

São Paulo, January 18, 2007.

BDO Trevisan Auditores Independentes

Tel : +852 2541 5041 Fax: +852 2815 2239 www.bdo.com.hk	25th Floor Wing On Centre 111 Connaught Road Central Hong Kong

: +852 2541 5041
: +852 2815 2239
www.bdo.com.hk

Report of the Independent Registered Public Accounting Firm

To the Board of Directors of
MTS Asia Limited

We have audited the accompanying balance sheet of MTS Asia Limited (“the Company”) as of December 31, 2009, and the related statements of income, cash flows and stockholder’s deficit for the year ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and the results of its operations for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

BDO Limited
Certified Public Accountants

Hong Kong, February 24, 2010

BDO Limited

BOO Limited, a Hong Kong limited company, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the International BDO network of Independent member firms.

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

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying special-purpose financial statements were prepared before the consummation of the acquisition, as discussed in Note 1, and are not intended to be a presentation of financial position, results of operations, and cash flows of The Info Group, Inc. (formerly AnchorPoint, Inc.) in conformity with U.S. generally accepted accounting principles.

In our opinion, the special-purpose financial statements referred to above present fairly, in all material respects, the financial position of The Info Group, Inc. (formerly AnchorPoint, Inc.) as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, on the basis of accounting described in Note l.

GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

Worcester, Massachusetts March 10, 2009

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MER TELEMANAGEMENT SOLUTIONS LTD.

By:          /s/ Eytan Bar
Eytan Bar
Chief Executive Officer

By:          /s/ Alon Mualem
Alon Mualem
Chief Financial Officer

Dated: March 26, 2010