Form 20-F
period 2010-12-31
MER TELEMANAGEMENT SOLUTIONS LTD
filed 2011-04-01
CIK 1025561

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Alon Mualem (Chief Financial Officer), +972-9-7777-555 (phone), +972-9-7777-566 (fax)
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

Ordinary Shares, par value NIS 0.01 per share……………4,459,057
(as of December 31, 2010)

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

Yes ☐    No ☒

This Report on Form 20-F is incorporated by reference into our Form S-8 Registration Statements File No. 333-12014 and 333-123321.

INTRODUCTION

Mer Telemanagement Solutions Ltd. is a worldwide provider of solutions for telecommunications expense management, or TEM, used by enterprises, and billing solutions, used by information and telecommunication service providers.  Our TEM solutions assist enterprises and organizations to make smarter choices with their telecommunications spending at each stage of the service lifecycle, including allocation of cost, proactive budget control, fraud detection, processing of payments and spending forecasting.  Our converged billing solutions have been successfully implemented worldwide by wireless providers, Voice over Internet Protocol, Internet Protocol Television, and content service providers.  Our converged billing solutions include applications for charging and invoicing customers, interconnect billing and partner revenue management using pre-pay and post-pay schemes, as well as a managed service for a mobile virtual network operator in the United States.

Since our public offering in May 1997, our ordinary shares have been listed on the NASDAQ Stock Market (symbol: MTSL) and are presently listed on the NASDAQ Capital Market.  As used in this annual report, the terms “we,” “us” and “our” mean Mer Telemanagement Solutions Ltd. and its subsidiaries, unless otherwise indicated.  As used in this annual report, “MTS IntegraTRAK” means MTS IntegraTRAK Inc., our wholly-owned U.S. subsidiary.

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

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations.  Such forward-looking statements reflect our current view with respect to future events and financial results.  We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements.  Such forward-looking statements are also included in Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects.” Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. “Key Information - Risk Factors.”

i

ii

iii

PART I

ITEM 1.                   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                   KEY INFORMATION

A.           Selected Financial Data

The following selected consolidated financial data for and as of the five years ended December 31, 2010 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP.  Our audited consolidated financial statements for the three years ended December 31, 2010 and as of December 31, 2009 and 2010 appear elsewhere in this Annual Report.  Our selected consolidated financial data as of December 31, 2006, 2007 and 2008 and for the years ended December 31, 2006 and 2007 have been derived from audited consolidated financial statements not included in this Annual Report.   The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects,” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Operations Data:
	Year Ended December 31,
	2006 *	2007 *	2008 *	2009 *	2010
	(in thousands, except share and per share data)
Revenues	$10,055	$8,979	$8,435	$11, 360	$11,639
Cost of revenues	3,304	2,711	2,267	3,777	4,201
Gross profit	6,751	6,268	6,168	7,583	7,438
Selling and marketing	2,587	2,994	1,651	2,863	2,584
Research and development, net	3,633	2,640	2,688	1,888	1,547
General and administrative	2,651	3,695	3,065	3,618	3,016
Impairment of goodwill and other intangible assets	--	2,312	--	--	--
Operating income (loss)	(2,120)	(5,373)	(1,236)	(786)	291
Financial (expenses) income, net	(28)	(97)	24	(31)	--
Capital gain (loss) on sale of long-term investment	--	(63)	398	--	--
Income (loss) before taxes on income	(2,148)	(5,533)	(814)	(817)	291
Taxes on income (benefit), net	118	(68)	108	20	(47)
Net income (loss) before equity in earnings (losses) of affiliate	(2,266)	(5,465)	(922)	(837)	244
Equity in earnings (losses) of affiliate	159	(197)	-	-	-
Net income (loss) from continuing operations	$(2,107)	$(5,662)	$(922)	$(837)	$244
Net loss from discontinued operations	(139)	(161)	(38)	(40)	(68)
Net income (loss)	$(2,246)	$(5,823)	$(960)	$(877)	$176
Basic and diluted net income (loss) per share from continuing operations	$(0.73)	$(1.96)	$(0.28)	$(0.19)	$0.05
Basic and diluted net loss per share from discontinued operations	$(0.05)	$(0.06)	$(0.02)	$(0.01)	$(0.01)
Basic and diluted net income (loss) per share	$(0.78)	$(2.02)	$(0.30)	$(0.20)	$0.04
Weighted average number of ordinary shares used in computing basic and diluted net income (loss) per share	2,881,156	2,886,923	3,264,918	4,458,976	4,459,049
______________
* In March 2009, we discontinued the operations of TABS Brazil Ltda.  Accordingly, TABS Brazil Ltda.’s results of operations were classified as discontinued operations and the results of operations for the years ended December 31, 2006, 2007, 2008 and 2009 have been reclassified accordingly.

Balance Sheet Data:

	As of December 31,
	2006	2007	2008	2009	2010
	(in thousands)
Working capital (deficiency) of continuing operations*	$287	$(1,789)	$(1,459)	$(1,825)	$(1,129)
Total assets of continuing operations*	13,988	8,402	10,542	9,890	9,607
Long-term loans	583	--	--	--	--
Shareholders’ equity	7,542	1,569	3,799	3,115	3,363
______________
* In March 2009, we discontinued the operations of TABS Brazil Ltda. Accordingly, the balance sheet data of the assets and liabilities attributable to discontinued operations have been excluded from the working capital (deficiency) and the total assets as of December 31, 2006, 2007, 2008, 2009 and 2010.

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

Risks Relating to Our Business and Market

We have had a recent history of operating losses and may not sustain profitability in the future; to the extent that we incur operating losses, we may not have sufficient working capital to fund our operations in the future.

We incurred operating losses in each of the four fiscal years ended December 31, 2009 and we may not be able to sustain profitable operations in the future or generate positive cash flows from operations.  As a result of our losses, our cash position has been severely adversely impacted.  To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations in the future.  If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce level of expenditure.  Such financing may not be available in the future, or, if available, may not be on terms satisfactory to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be materially and adversely affected.

Unfavorable national and global economic conditions could have a material adverse effect on our business, operating results and financial condition.

The crisis in the financial and credit markets in the United States, Europe and Asia during 2008 and 2009 led to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness.  Although global economic conditions have stabilized or improved, many of the markets in which we operate have not fully recovered.  If the economies in the countries in which we operate continue to be uncertain or weaken further, the demand for our products and technology may decrease as a result of constraints on capital spending by our customers.  In addition, this could result in longer sales cycles and increased price competition for our products.  Any of these events would likely harm our business, operating results and financial condition.  If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets, remain uncertain or weaken further, our business, operating results and financial condition may be materially adversely affected.

On March 11, 2011, an earthquake off the eastern coast of Japan triggered a devastating tsunami tidal wave, causing damage and destruction.  It is too early to predict the impact of this disaster on the global economy.

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

Due to the foregoing, our quarterly financial performance has in the past and may in the future vary significantly.  Our revenues and operating results in any quarter may not be indicative of our future performance and it may be difficult for investors to evaluate our prospects.  Accordingly, quarterly revenues and operating results are difficult to forecast, and it is likely that our future operating results will be adversely affected by these or other factors.  Revenues are also difficult to forecast because the market for telecommunication management and billing solutions is rapidly evolving and our sales cycle for our solutions, from initial evaluation to purchase, is lengthy and varies substantially from customer to customer.  In some future quarter, our operating results may be below the expectations of public market analysts and investors.  In such event, it is likely that the price of our ordinary shares would be materially and adversely affected.

We typically ship orders for our TABS product line shortly after receipt of a purchase order and, consequently, order backlog at the beginning of any quarter has in the past represented only a small portion of that quarter’s revenues.  As a result, license revenues from our TABS product line in any quarter depend substantially on orders for TABS products that have been booked and shipped in that quarter.  Also, we can not predict whether revenues from our Application Suite will be recognized in any quarter because the delivery and, in some cases, the implementation of all the components of the Application Suite (including among, other things, customer training) are dependent on the customers individual timing requirements, which can delay the completion of these orders.  In addition, a portion of our revenues from billing solutions are generated by using contract accounting on a percentage of completion method and because the completion pace varies from quarter to quarter and is dependent on different variables that are out of our control, a portion of our billing solutions revenues in any quarter depend on our customers’ operational plans, which can delay our ability to progress and complete the projects.

Due to all of the foregoing, we cannot predict revenues for any future quarter with any significant degree of accuracy.  Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and you should not rely upon them as indications of future performance.  Our revenues declined in two of the last five fiscal years and we may not be able to achieve or sustain revenue growth in the future.

We may be unsuccessful in our defense of pending litigation.

In April 2000, the tax authorities in Israel issued a demand for a tax payment for the 1997-1999 period in the amount of approximately NIS 6.0 million ($1.7 million).  We have appealed to the Israeli District Court in respect of such tax demand and believe that certain defenses can be raised against the demand of the tax authorities.  We have made a provision in our financial statements for this tax demand in accordance with U.S. GAAP.

On September 28, 2010, Asentinel LLC, or Asentinel, a competitor of our company, filed a patent infringement complaint against AnchorPoint, Inc. (now known as The Info Group Inc.), from whom we purchased certain assets in December 2008, and two other defendants, in the United States District Court for the Western District of Tennessee.  On February 9, 2011, the plaintiff filed a motion for leave to file an amended complaint to add our company and our U.S. subsidiary, MTS IntegraTRAK, as defendants, which motion was granted on March 23, 2011.  The amended complaint, which is an exhibit to the motion, seeks damages and injunctive relief for the alleged infringement of Asentinel’s TEM patents.  The complaint does not specify any specific amount of damages requested by the plaintiff, and we are unable to assess the amount of damages claimed or provide a reasonable range of such damages. Based on our legal counsel’s opinion, we believe that the defendants, including our company and MTS IntegraTRAK, have good arguments for invalidating the patents that form the basis for Asentinel’s patent infringement claims.

If we are unsuccessful in such claims and other pending claims and litigations or if actual results are not consistent with our assumptions and judgments, we may be exposed to losses that could be material to our company.

We derive the majority of our revenues from TEM solutions, the market for which has declined in recent years.

In late 2004, we implemented a new strategy that led to the development and introduction of our Application Suite.  The Application Suite established a framework for us to provide customized solutions that include customer care and billing in addition to our traditional TEM solutions.  In July 2006, we completed the acquisition of certain assets and liabilities of TelSoft Solutions, Inc., or TelSoft, a California-based provider of call accounting and TEM solutions.  In December 2008, we acquired certain assets and liabilities of AnchorPoint, a provider of TEM solutions.  Despite the foregoing efforts to increase our TEM solutions business, our TEM solutions revenues declined each year from 1999 until 2003 and again from 2006 until 2008 and again in 2009 and 2010 and revenues for these products may not grow in the future.  If the market for our TEM solutions fails to grow in the future, our business, operating results and financial condition would be materially adversely affected.  Our future financial performance will be dependent to a substantial degree on the successful introduction, marketing and customer acceptance of our invoice management products.

We depend on a mobile virtual network operator for an increasing percentage of our sales.

One of our primary customers is Simple Mobile LLC, a U.S.-based mobile virtual network operator, or MVNO, with whom we have a billing hosted agreement effective until November 2011.  In 2010, sales attributable to this MVNO accounted for approximately 6.5% of our revenues, but are expected to exceed 10% of our total revenues in 2011.  If Simple Mobile LLC were to curtail or terminate its relationship with us, our sales would be materially adversely impacted in the future.

We depend on business telephone system manufacturers, vendors and distributors for our sales.

One of the primary distribution channels for our call accounting management products are private branch exchange, or PBX, original equipment manufacturers, or OEMs, and vendors who market our products to end-users in conjunction with their own products.  We are highly dependent upon the active marketing and distribution efforts of our PBX OEMs.  In 2008, 2009 and 2010, sales attributable to our largest OEM customer, Siemens Gmbh, represented approximately 24.4%, 11.9% and 13.3% of our total revenues, respectively.

Sales of call accounting solutions by PBX manufacturers and vendors have declined markedly in the recent past, and sales through this channel may negatively be affected.  Our success will be dependent to a substantial degree on the marketing and sales efforts of such third parties in marketing and integrating our products.  These third parties may not give priority to the sale of our products as an enhancement to their products.  Although most of the major business telephone switching systems manufacturers and vendors currently rely on third party suppliers to provide call accounting and other telemanagement products, these manufacturers and vendors, including our current customers, may develop their own competing products or purchase competing products from others.

Because we sell our products through local master distributors in countries where we do not have a marketing subsidiary, we are highly dependent upon the active marketing and distribution efforts of our distributors.  We also depend in large part upon our distributors for product maintenance and support.  Our distributors may not continue to provide adequate maintenance and support to end-users or provide maintenance and support for new products, which might cause us to seek new or additional distributors or incur additional service and support costs.  The distributors to whom we sell our products are generally not contractually required to make future purchases of our products and could, therefore, discontinue carrying our products at any time.  None of our distributors or resellers is subject to any minimum purchase requirements under their agreements with us.  We may not be able to continue our relationships with our OEM customers or, if such relationships are not maintained, we may not be able to attract and retain comparable PBX OEMs.  The loss of any of our major reseller or OEM relationships, either to competitive products offered by other companies or products developed by such resellers, would have a material adverse effect on our business, financial condition and results of operations.  Our future performance will depend, in part, on our ability to attract additional PBX manufacturers and vendors that will be able to market and support our products effectively, especially in markets in which we have not previously distributed our products.

Because we collect and recognize revenue from services over the term of our customer agreements, the lack of customer renewals or new customer agreements may not be immediately reflected in our operating results.

We collect and recognize revenue from our customers in service agreements over the term of their agreements with us.  As a result, the aggregate effect of a decline in new or renewed customer agreements in any one quarter would not be fully recognized in our revenue for that quarter and would negatively affect our revenue in future quarters.  Consequently, the aggregate effect of significant upturns or downturns in sales of our solution would not be fully reflected in our results of operations until future periods.

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

We are based in Israel and generate a large percentage of our sales outside the United States.  Our sales in the United States accounted for 53.7%, 73.4% and 75.2% of our total revenues for the years ended December 31, 2008, 2009 and 2010, respectively.  We may not be able to maintain or increase international market demand for our products.  To the extent that we cannot do so in a timely manner, our business, operating results and financial condition will be materially and adversely affected.

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

We may be adversely affected by fluctuations in currency exchange rates.  While our revenues are generally denominated in U.S. dollars and Euros, a portion of our expenses, primarily salaries, are incurred in NIS.  From time to time, we may enter into hedging transactions in order to mitigate such fluctuations. Any hedging transactions that we enter into may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.  In addition, if, for any reason, exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, our business could be adversely affected.  Currency fluctuations in the future may have a material adverse effect on revenues from international sales and, consequently, on our business, operating results and financial condition.

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

We are not aware that we are infringing upon any proprietary rights of third parties.  However, we have been informed that on February 9, 2011, Asentinel, a competitor of our company, filed a motion for leave to file an amended complaint to add our company and our U.S. subsidiary, MTS IntegraTRAK, as defendants, of a patent infringement lawsuit that it filed against AnchorPoint, Inc. (now known as The Info Group Inc.), from whom we purchased certain assets in December 2008, and two other defendants.  See Item 8.A. “Financial Information - Consolidated Statements and Other Financial Information.” It is possible that other third parties will claim infringement by us of their intellectual property rights.  We believe that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps.  It would be time consuming for us to defend any such claims, with or without merit, and any such claims could:

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

The Info Group, Inc. (formerly AnchorPoint, Inc.) currently beneficially owns 24.4% of our outstanding shares, Mr. Chaim Mer, the Chairman of our Board of Directors, and his wife, Mrs. Dora Mer, our Israeli legal counsel, currently beneficially own approximately 23.7% of our outstanding ordinary shares, and Messrs. Lior Salansky and Isaac Ben-Bassat, two of our directors, beneficially own 12.7% and 7.7% of our outstanding ordinary shares, respectively.  As a result, such entity and persons control and will continue to control the election of our entire Board of Directors other than our two outside directors and generally have the ability to direct our business and affairs.

We are subject to risks arising from product defects and potential product liability.

We may provide a warranty for up to three months for end-users and, in limited instances, up to 12 months for our OEM distributors.  Our sales agreements typically contain provisions designed to limit our exposure to potential product liability or related claims.  The limitation of liability provisions contained in our agreements may not be effective.  Our products are used by businesses to reduce communication costs, recover charges payable by third parties, prevent abuse and misuse of telephone networks and converged billing solutions for information and telecommunication service providers, and as a result, the sale of products by us may entail the risk of product liability and related claims.  A product liability claim brought against us could have a material adverse effect upon our business, operating results and financial condition.  Products such as those offered by us may contain undetected errors or failures when first introduced or when new versions are released.  Despite our testing and testing by current and potential customers, errors may be found in new products or releases after commencement of commercial shipments.  The occurrence of these errors could result in adverse publicity, loss of or delay in market acceptance or claims by customers against us, any of which could have a material adverse effect upon our business, operating results and financial condition.

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

Our ordinary shares are listed on The NASDAQ Capital Market under the symbol “MTSL.”  To continue to be listed on The NASDAQ Capital Market, we need to satisfy a number of conditions, including minimum shareholders’ equity of at least $2.5 million and a minimum closing bid price per share of $1.00 for 30 consecutive business days.  In the past we fell below the minimum $2.5 million shareholders’ equity and we may not be able to maintain such minimum shareholders’ equity in the future.  In September 2009, we received a notice from The NASDAQ Stock Market stating that the minimum bid price of our ordinary shares was below $1.00 per share for 30 consecutive business days and that we were therefore not in compliance with NASDAQ continued listing requirements.  We were given until March 15, 2010 to regain compliance, otherwise our ordinary shares would be subject to delisting.  We regained compliance with the NASDAQ minimum bid price requirement following a two-for-one reverse stock split of our issued and outstanding ordinary shares effective March 2, 2010, that was approved by our shareholders at an extraordinary general meeting held in February 2010.  On June 28, 2010, we received a notice from The NASDAQ Stock Market stating that our ordinary shares had failed to maintain a minimum market value of publicly held shares of $1,000,000 for 30 consecutive business days and was therefore not in compliance with NASDAQ continued listing requirements.  We were given until December 27, 2010, to regain compliance with the rule, otherwise our ordinary shares would be subject to delisting.  On November 15, 2010, we received a notice from The NASDAQ Stock Market stating that the minimum market value of our publicly held shares had been $1,000,000 or greater for 10 consecutive business days and that we had therefore regained compliance with the rule. However, we cannot be sure that our shareholders’ equity, share price or minimum market value of publicly held shares will continue to be in compliance with the requirements for continued listing on The NASDAQ Capital Market, or that any appeal of a decision to delist our ordinary shares will be successful.  If we are delisted from NASDAQ, trading in our ordinary shares would be conducted on a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

We may in the future be classified as a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

Holders of our ordinary shares who are United States residents face income tax risks.  There is a substantial risk that we may become a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares.  For U.S. Federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income.  For this purpose, cash is considered to be an asset which produces passive income.  As a result of our relatively substantial cash position at the time, we believe that we were a PFIC in certain periods over the last few years under a literal application of the asset test described above, which looks solely to the market value of our assets.  We do not believe that we were a PFIC in 2010.  If we are classified in the future as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares.  Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

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

Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts.  A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.  Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn.  This, in turn, could have a material adverse effect on our operations and business.  There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which continued with varying levels of severity.  In recent years, there has been an escalation in violence among Israel, Hamas, Hezbollah, the Palestinian Authority and other groups.  Recently, countries in the region have experienced political instability, the effects of which are currently difficult to assess.  Ongoing or future violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria, the Islamic Republic of Iran and Lebanon or political instability in the region may have a material adverse effect on our business, financial conditions and results of operations.

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

We report our financial results in dollars, while a portion of our expenses, primarily salaries, are paid in NIS.  Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. During 2008, 2009 and 2010, the NIS appreciated against the U.S. dollar, which resulted in an increase in the U.S. dollar cost of our NIS expenses.  We are also influenced by the timing of, and the extent to which, any increase in the rate of inflation in Israel over the rate of inflation in the United States is not offset by the devaluation of the NIS in relation to the dollar.  Our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel.  In the past, the NIS has devalued against the dollar and other foreign currencies, generally reflecting inflation rate differentials.  We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar measured results of operations will be adversely affected.  From time to time, we engage in currency-hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our financial position and results of operations.  However, any such hedging transaction may not materially reduce the effect of fluctuations in foreign currency exchange rates on such results.

The government programs and tax benefits we currently participate in or receive require us to meet several conditions and may be terminated or reduced in the future.

We have benefited from certain Israeli Government grants, programs and tax benefits.  In each of the last five fiscal years we applied to the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for grants for our research and development projects and we subsequently received approval for such applications other than our 2010 application.  Future grant applications may not be approved by the Office of the Chief Scientist and we may not be able to obtain any such grants in the future.  To remain eligible for these grants, programs and tax benefits, we must comply with certain conditions, including making specified investments in fixed assets from our own equity and paying royalties with respect to grants received.  In addition, some of these programs restrict our ability to manufacture particular products and to transfer particular technology outside of Israel.  If we do not meet these conditions in the future, the benefits we received could be canceled and we may have to refund payments previously received under these programs or pay increased taxes.  The Government of Israel has reduced the benefits available under these programs in recent years and these programs and tax benefits may be discontinued or curtailed in the future.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

Service of process upon our directors and officers, most of whom reside outside the United States, may be difficult to obtain within the United States.  Furthermore, since substantially all of our assets, most of our directors and officers are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

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

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Listing Rules.  We follow Israeli law and practice instead of The NASDAQ Listing Rules regarding the requirement to maintain a majority of independents directors, the director nomination process and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  As a foreign private issuer listed on the NASDAQ Capital Market, we may also follow home country practice with regard to, among other things, compensation of officers and quorum at shareholders’ meetings.  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

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

We are a worldwide provider of solutions for telecommunications expense management, or TEM, and billing solutions.  Our TEM solutions assist enterprises and organizations to make smarter choices with their telecommunications spending at each stage of the service lifecycle, including allocation of cost, proactive budget control, fraud detection, processing of payments and spending forecasting.  Our converged billing solutions have been successfully implemented worldwide by wireless providers, Voice over Internet Protocol, Internet Protocol Television, MVNO and content service providers.  Our converged billing solutions include applications for charging and invoicing customers, interconnect billing and partner revenue management using pre-pay and post-pay schemes.

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

In March 2011, we completed the sale of our ownership interest in Silverbyte Networks Ltd., a cost basis investment, and received total proceeds of approximately $90,000 from the sale, which we will record as a capital gain in 2011.

Our capital expenditures for the years ended December 31, 2008, 2009 and 2010 were approximately $3.0 million, $2.1 million and $1.6 million, respectively.  These expenditures were principally for research and development equipment, office furniture and equipment and leasehold improvements.

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

Telephony over the Internet, which provides voice communications using the Internet, has become more prevalent.  In conjunction with these services is a “pre-paid” option, which allows a customer to buy a certain amount of time (expressed as a function of money) either from the web or through the purchase of a “scratch” card (which contains an account or personal identification number (PIN) and units of time) and debits the account with each usage.

Internet Protocol Television, or IPTV, digital television service delivered using the Internet protocol over a network infrastructure, has also become more prevalent.  For IPTV services, billing solutions are required to be able to offer and charge personalized rates, such as rate per content attributes, bundled package discounts and advice-of-charge according to subscriber’s attributes before a service is consumed.  In addition, since IPTV service providers rely heavily on revenues from direct advertising and charge the advertiser by exposures and per click, a billing solution for IPTV must be able to identify such events and charge the advertiser accordingly.

Products and Services

Call Accounting and Telecommunications Expense Management Solutions for Enterprises

TEM Suite

Our TEM Suite is a solution that assists organizations to reduce their telecom spending, manage their telecom assets, bill internal and external customers, and monitor the quality of service of their telecom networks.  Our TEM Suite includes several modules that can be delivered as a software license or as software as a service, or SaaS.  The TEM Suite software platform encompasses the business processes conducted by IT and finance departments in acquiring, provisioning and supporting corporate telecommunications assets.  Solutions include software suites and the outsourcing of specific tasks to third-party service providers.  At the heart of any TEM offering is an automated software platform used by the business or by an external service provider managing a company’s telecom invoices and assets.

Our TEM Suite enables IT managers and finance teams to monitor, control and save IT and communication expenses by utilizing the following features and functions:

•	Call Accounting- Collection of call data records directly from PBXs, including rates and pricing of calls, and generation of detailed and summary reports.

•
Asset Management - Managing and organizing any type of telecom assets (voice, data, and wireless) in the organization, by providing a flexible utility that allows a user to manage new device types.  Allocates charges for use of telecom assets and assigns assets to personnel in order to track usage and costs.  Generates billing reports.

•
Cable Management - Managing and organizing cable connections between devices in the system by connecting segments of devices and cables.  Presents a graphical image of the cable map and generates reports.

•
Private Calls Management – Management of private calls by personnel allowing the IT manager to obtain a clear picture of the private and business calls made, while maintaining the privacy of the employee, and allocates the costs to the respective business unit and personnel.

•
My Portal -A consolidated interface which presents users with required and vital information, such as alerts regarding the behavior of the system, and it performs common tasks in the system, such as defining users and extensions and running reports.

•
Invoice Management - Provides enterprises with a simplified and automated tool for monitoring, managing, verifying and routing invoices for payment or correction.  Invoice items originate from various sources, which include the telecommunication service provider, the devices used such as calling cards, mobile lines, landlines, circuits as well as services and equipment provided.  Our solution provides an analysis of all invoice data against the agreement between the enterprise and the service provider, real device usage, online inventory, as well as additional equipment or services.  This reduces overhead costs caused by invoice and contract discrepancies, disputes and errors.

•
IP Quality of Service –Enables the organization to generate reports concerning the quality of phone calls.  This module assists the organization to pinpoint problematic points and bottlenecks in its network and work towards solving them.

•
Proactive Alerts – Sophisticated alert mechanism that enables the organization to monitor the system by issuing alerts for exceptional events regarding system health, Quality of Service, misuse of the system by excessive use, budget control and emergency calls, and distributes those alerts to authorized users of the application.

•
Tenant Resale – Handles tenant accounts according to different customer billing profiles, supplying them with various kinds of telecom services, including phone usage, instrument/handset installation and maintenance, invoice generation based on usage and tracking of payments.

•
Work Order Management - A powerful work flow system for flexible definition of processes, which facilitates the management of work orders and trouble tickets, tracking them from initiation to completion, allowing a close follow up on their assignments and status.

TEM Services

Map-to-WinSM .  Customer engagements begin with Map-to-WinSM, which is a strategic consulting approach for our TEM solution.  Map-to-WinSM enables organizations to effectively align their business goals with their people, processes and technology investments to assure that their expense management initiatives will be successful.  Our proprietary Map-to-WinSM approach ensures that proven business processes are used to define both the customer’s and our responsibilities during setup and implementation.  This enables our customers to maximize any process improvement opportunities and ensures that nothing is overlooked during this process.

Consulting Services.  Consulting services for our TEM solution are designed to assist companies to develop a strategic telecom plan that is right for their needs and to address their tactical requirements as they arise.  Our consulting services work closely with internal IT/telecom and finance teams to ensure a successful TEM solution from start to finish.  Our TEM consultants support every stage of the TEM lifecycle, using best-practices-based analysis and processes to help leverage the customers’ internal processes and technology.  The end result is a long-term, measurable TEM strategy.  Our consulting services include:

•	invoice and inventory audit and recovery;

•	contract negotiations and strategic sourcing;

•	discovery and road mapping services;

•	process diagnosis and solution design;

•	wireless optimization; and

•	creation and implementation of IT governance, risk and compliance policies.

Billing Solutions

Our billing solution for service providers is based on our Total-e product with the following modules:

•	Retail Billing – customer care and billing (business and residential). The billing and rating is for both postpaid and prepaid scenarios.

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

•
MVNO Management – manages the activities of MVNOs and provides network operators with integration for billing and provisioning management, resellers’ point of sale applications, customer web self-care, customer billing, reseller management and subscriber identity module management.

Our billing solution for IPTV may be installed side-by-side with legacy systems and may provide an economic solution to new providers of virtual IPTV services.  Based on our experience to date, our billing solutions for IPTV meets the emerging market requirements for IPTV billing solutions.

We believe that the MVNO market is a growing business that has the potential to be a growth engine for our company.  Our first MVNO customer, Simple Mobile LLC, is a U.S.-based MVNO, with whom we have a billing hosted agreement that is scheduled to expire in November 2011.  In 2010, sales attributable to Simple Mobile LLC accounted for approximately 6.5% of our revenues, but are expected to exceed 10% of our total revenues in 2011.  If Simple Mobile were to curtail, terminate or not renew its relationship with us, our sales would be materially adversely impacted in the future.

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

Sales and Marketing

We rely on business partners, our existing customer base and new direct customers for our sales.  We believe that partnering with business partners is the most advantageous means to generate new sales of our solutions.  In addition, our broad base of previously installed solutions, primarily in the United States, provides us with opportunities to offer and sell any new products, solutions and services.

We sell our solutions worldwide through original equipment manufacturer, or OEMs, distribution channels and our own direct sales force in the United States, Israel and Hong Kong, and through a network of local distributors in these and various other countries.  We employed nine persons in sales and marketing and 37 persons in support as of December 31, 2010, as compared to eight persons in sales and marketing and 44 persons in support as of December 31, 2009 and 11 persons in sales and marketing and 52 persons in support as of December 31, 2008.

We conduct a wide range of marketing activities aimed at generating awareness and leads.  We maintain our website (www.mtsint.com), allowing for correspondence and queries from new potential customers as well as promoting support for our existing customer base.  The information on our website is not incorporated by reference into this annual report.

Managed Services.  Our managed services solution is an outsourcing solution geared to domestic and multi-national companies that centrally manage their telecommunications usage and is offered as an added value service.  Our managed services for call accounting are offered in the United States where our New Jersey office acts as a service bureau.  Our managed services for our AnchorPoint TEM solution are offered by our office in Georgia, utilizing a hosting facility operated by SunGard in Massachusetts.  Managed services for our AnchorPoint TEM solution include the outsourcing of activities of database management, invoice loading (electronic or paper), invoice auditing and payment services, service order and procurement, chargeback and usage management, dispute management, report generation and enterprise application interfaces.  Managed services are attractive to enterprises that have made the strategic decision to outsource non-core, back-office functions and focus on a core set of competencies.

Switching Systems Manufacturers and Vendors.  We believe that the most efficient means of selling our telemanagement products is to enter into relationships with major business telephone system manufacturers and vendors who market our products on either an OEM basis or supplemental sales basis at the time they sell their switching systems.  We also utilize our distributors to market our products to local business telephone switching systems manufacturers and distributors.  We intend to establish additional strategic relationships with business telephone switching systems manufacturers and vendors.  Among the companies that sell our telemanagement products are Damovo, ECI/Tadiran, NEC, Panasonic and Siemens.  Sales attributable our largest OEM customer, Siemens, represented approximately 24.4%, 11.9% and 13.3% of our total revenues for the years ended December 31, 2008, 2009 and 2010, respectively.

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

Strategic Relationships.  As part of our marketing strategy, we attempt to develop and establish new strategic relationships with manufacturers of voice and data communication systems and IP-based equipment as means of entering new markets and channels. In addition we develop and establish value added partnerships with telecom and IT consultants who seek to offer TEM and/or telemanagement solutions to their existing customers and prospects.

Competition

The market for telemanagement and TEM products and billing solutions is fragmented and intensely competitive.  Competition in the industry is generally based on product performance, depth of product line and services, technical support and price.  We compete both with international and local competitors (including providers of telecommunications and billing services), many of whom have significantly greater financial, technical and marketing resources than we do.  Our existing and potential customers, including business telephone switching system manufacturers and vendors, may be able to develop telemanagement, TEM and billing products and services that are as effective as, or more effective or easier to use than, those offered by us.  Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels.  Although we believe that the quality of our products and services are equal to or better than that of our competitors with regard to performance and reliability, we have no quantitative data other than the evaluations of our present customers from which to assess our current ability to compete.  There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

Intellectual Property Rights

We rely upon a combination of security devices, copyrights, trademarks, patents, trade secret laws, confidentiality procedures and contractual restrictions to protect our rights in our products.  In 2005, we filed an international patent application (PCT application), which is currently pending, relating to a mobile verification technique that verifies mobile phone usage against the bill received from the service provider.  Our policy has been to pursue copyright protection for our software and related documentation and trademark registration of our product names.  Some of our products have the added protection afforded by a hardware component which has embedded software that it is difficult to misappropriate.  In addition, our key employees and independent contractors are required to sign non-disclosure and confidentiality agreements.  All of the intellectual property rights with respect to our current products are held by us or our wholly-owned U.S. subsidiary MTS IntegraTRAK.

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

On September 28, 2010, Asentinel, a competitor of our company, filed a patent infringement complaint against AnchorPoint, Inc. (now known as The Info Group Inc.), from whom we purchased certain assets in December 2008, and two other defendants.  On February 9, 2011, the plaintiff filed a motion for leave to file an amended complaint to add our company and our U.S. subsidiary, MTS IntegraTRAK, as defendants, which motion was granted on March 23, 2011.  The amended complaint, which is an exhibit to the motion, seeks damages and injunctive relief for the alleged infringement of Asentinel’s TEM patents.  The complaint does not specify any specific amount of damages requested by the plaintiff, and we are unable to assess the amount of damages claimed or provide a reasonable range of such damages.  Based on our legal counsel’s opinion, we believe that the defendants, including our company and MTS IntegraTRAK, have good arguments for invalidating the patents that form the basis for Asentinel’s patent infringement claims.  If we are unsuccessful in this litigation, we may be exposed to losses that could be material to our company.

We believe that, because of the rapid pace of technological change in the communication industry, the legal protections for our products are less significant factors in our success than the knowledge, ability and experience of our employees, the frequency of product enhancements and the timeliness and quality of support services provided by us.

C.            Organizational Structure

Our wholly-owned subsidiaries in the United States and Hong Kong, MTS IntegraTRAK Inc. and MTS Asia Ltd., respectively, act as marketing and customer service organizations in those countries.

D.            Property, Plants and Equipment

Our executive offices and research and development facilities are located at 14 Hatidhar Street, Ra΄anana, Israel.  In February 2011, we renewed the lease for 6,243 square feet under a lease that expires in February 2013, at an annual rental charge of approximately $164,000.  We previously occupied approximately 9,192 square feet at an annual rental charge of approximately $229,000.

Our U.S. subsidiary MTS IntegraTRAK occupies approximately 3,772 square feet of space in River Edge, New Jersey.  The lease, which expires in February 2014, has an annual rental charge of approximately $74,000.  We have an office in Glendale, California, where we occupy approximately 1,943 square feet of space, under a month-to-month lease for a monthly rental fee of approximately $4,500.  In addition, we have an office in Powder Springs, Georgia, where we occupy approximately 4,800 square feet of space under a month-to-month lease for a monthly rental fee of approximately $4,700. We had an office in Framingham, Massachusetts, where we occupied approximately 3,334 square feet of space, under a month-to-month lease for a monthly rental fee of approximately $4,100 that expired in December 2010.  We also have an office in Hong Kong where we occupy approximately 875 square feet of space, under a lease that expires in September 2012, with a monthly rental fee of approximately $1,100.

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

Background

We were incorporated under the laws of the State of Israel in December 1995, as a subsidiary of C. Mer Industries Ltd., an Israeli public company (TASE: MER).  Since our initial public offering in May 1997, our ordinary shares have been listed on the NASDAQ Stock Market.  In June 1999, C. Mer Industries Ltd. distributed to its shareholders all of its remaining shares in our company as a dividend.

We have wholly-owned subsidiaries in the United States, Hong Kong and the Netherlands, MTS IntegraTRAK Inc., MTS Asia Ltd. and Bohera B.V., respectively, which act as marketing and customer service organizations in those countries.

Overview

We are a worldwide provider of solutions for TEM and billing solutions.  Our TEM solutions assist enterprises and organizations to make smarter choices with their telecommunications spending at each stage of the service lifecycle, including allocation of cost, proactive budget control, fraud detection, processing of payments and spending forecasting.  Our converged billing solutions have been successfully implemented worldwide by wireless providers, Voice over Internet Protocol, Internet Protocol Television, MVNO and content service providers.  Our converged billing solutions include applications for charging and invoicing customers, interconnect billing and partner revenue management using pre-pay and post-pay schemes.

General

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  Transactions and balances originally denominated in dollars are presented at their original amounts.  Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 830, “Foreign Currency Translation.”  The majority of our sales are made outside Israel in dollars.  In addition, substantial portions of our costs are incurred in dollars.  Since the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date.  Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The financial statements of certain subsidiaries whose functional currency is not the dollar, have been translated into dollars.  All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date.  Statement of operations amounts have been translated using the average exchange rate for the period.  The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

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

Many of our software arrangements involve multiple elements.  Such elements typically include any or all of the following: software licenses, warranty, technical support and training services.  For multiple-element arrangements that do not involve significant modification or customization of the software and do not involve services that are considered essential to the functionality of the software, we allocate value to each undelivered element based on vendor specific objective evidence, or VSOE, of the fair value of each undelivered element in the arrangement, in accordance with the “residual method.”  The VSOE used by us to allocate the sales price to support services and maintenance is based on the renewal rate charged when these elements are sold separately.  License revenues are recorded based on the residual method.  Under the residual method, revenue is recognized for the delivered elements when (i) there is VSOE of the fair values of all the undelivered elements, and (ii) all revenue recognition criteria of FASB ASC 985-605, as described above, are satisfied.  Under the residual method any discount in the arrangement is allocated to the delivered element. If sufficient VSOE does not exist for all undelivered elements, revenue is deferred for the entire arrangement until all revenue recognition criteria are met for such undelivered elements.

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

In accordance with our policy and ASC 320, we recognize an impairment charge when a decline in the fair value of our investments below the cost basis is judged to be other than temporary.  We consider various factors in determining whether to recognize an impairment charge, including our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers.  During 2008, 2009 and 2010, no other than temporary net impairment on marketable securities was recorded.

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

Based on estimates of future taxable profits and losses in the tax jurisdictions that we operate, we determined that a tax asset of $33,000 is expected to be utilized in the foreseeable future.

Based on estimates of future taxable profits and losses in the tax jurisdictions that we operate, we determined that a valuation allowance of $6.2 million was required for tax loss carryforwards and other temporary differences as of December 31, 2010.  If these estimates prove inaccurate, a change in the valuation allowance could be required in the future.

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

Goodwill and other intangible assets and long-lived assets.  FASB ASC Topic 350, “Intangibles – Goodwill and Other,” or ASC 350, requires goodwill to be tested for impairment at least annually and between annual tests if certain circumstances or indicators of impairment occur, and written down when impaired.  Goodwill is tested for impairment by comparing the fair value of our reportable units with their carrying value.  Fair value is determined using discounted cash flows.  Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for the reportable units.  We have elected to perform our analysis of goodwill at the end of the third quarter of the year.  We assessed the recoverable amount of such goodwill, based on our projections and using expected future discounted cash flows.  During 2008, 2009 and 2010, no impairment losses relating to goodwill were identified.  Our long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with FASB ASC 360, “Property, Plant and equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of the carrying amount of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets.  If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  During 2008, 2009 and 2010, no impairment losses relating to intangible assets were identified.

Results of Operations

The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
Revenues:
Product sales	60.8%	48.0%	37.9%
Services	39.2	52.0	62.1
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Product sales	17.6	16.2	13.0
Services	9.2	17.1	23.1
Total cost of revenues	26.8	33.3	36.1
Gross profit	73.2	66.7	63.9
Selling and marketing	19.6	25.2	13.3
Research and development, net	31.9	16.6	22.2
General and administrative	36.3	31.8	25.9
Operating income (loss)	(14.6)	(6.9)	2.5
Financial income (expenses), net	0.3	(0.3)	-
Capital gain on sale of long-term investment	4.7	-	-
Income (loss) before taxes on income	(9.6)	(7.2)	2.5
Taxes on income, net	(1.3)	(0.2)	(0.4)
Net income (loss) from continuing operations	(10.9)	(7.4)	2.1
Net loss from discontinued operations	(0.5)	(0.4)	(0.6)
Net income (loss)	(11.4)	(7.8)	1.5

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Revenues from Products and Services.  Revenues from products and services consist primarily of software license fees sales, hardware sales and revenues from services, including managed services, hosting, consulting, maintenance, training, professional services and support.  Revenues from products and services increased by 2.0% to $11.6 million for the year ended December 31, 2010 from $11.4 million for the year ended December 31, 2009.  Revenues from products and services from our wholly-owned U.S. subsidiary, MTS IntegraTRAK, increased by 4.8% to $8.8 million, or 75.9% of our total revenues, for the year ended December 31, 2010 from $8.4 million, or 73.7% of our total revenues, for the year ended December 31, 2009.  The increase in revenues from products and services in 2010 is primarily attributable to the increase in revenue from services.  We believe that our revenues will remain constant in 2011 compared to 2010.

Cost of Revenues from Products and Services.  Cost of revenues from products and services consists primarily of (i) production costs (including hardware, media, packaging, freight and documentation); (ii) certain royalties and licenses payable to third parties (including the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel), (iii) professional services costs; and (iv) support costs. Cost of revenues from products and services increased by 10.5% to $4.2 million for the year ended December 31, 2010 from $3.8 million for the year ended December 31, 2009.  The increase in cost of revenues from products and services is primarily a result of the increase in revenues from services, which have higher manpower costs.  We expect that our cost of revenues will remain constant in 2011 compared to 2010.

Selling and Marketing.  Selling and marketing expenses consist primarily of costs relating to sales representatives and their travel expenses, trade shows and marketing exhibitions, advertising and presales support.  Selling and marketing expenses decreased by 10.3% to $2.6 million for the year ended December 31, 2010 from $2.9 million for the year ended December 31, 2009.  The decrease in selling and marketing expenses is primarily attributable to a cost reduction plan that we implemented during 2009, which included a reduction in the salaries of our selling and marketing personnel that were not fully reflected in our 2009 results.  We expect that our selling and marketing expenses will decrease in 2011 due to the consolidation of two of our sales offices in the United States.

Research and Development, net.  Research and development, net expenses consist primarily of salaries of employees engaged in on-going research and development activities, outsourcing subcontractor development and other related costs, net of grants that were approved by the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel. Research and development, net expenses decreased by 21% to $1.5 million for the year ended December 31, 2010 (net of a $216,000 grant from the Office of the Chief Scientist) from $1.9 million for the year ended December 31, 2009 (net of a $234,000 grant from the Office of the Chief Scientist).  The decrease in research and development, net expenses is primarily attributable to a cost reduction plan that we implemented during 2009, which included a reduction in the number of research and development personnel that were not fully reflected in 2009 results.  We expect that our research and development, net expenses will remain constant in 2011 compared to 2010.

General and Administrative.  General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, professional fees and office maintenance and administrative costs.  General and administrative expenses decreased by 16.7% to $3.0 million for the year ended December 31, 2010 from $3.6 million for the year ended December 31, 2009.  The decrease in general and administrative expenses is primarily attributable to a cost reduction plan that we implemented during 2009, which included a reduction in the salaries of our general and administrative personnel that were not fully reflected in 2009 results.  We expect that our general and administrative expenses will remain constant in 2011 compared to 2010.

Financial income (expenses), net.  Financial income (expenses), net consists primarily of interest income on bank deposits, bank and other interest charges, foreign currency translation adjustments and results from option contracts or other foreign hedging arrangements.  We did not record any financial income or expenses for year ended December 31, 2010.  We recorded $31,000 of financial expenses, net for the year ended December 31, 2009, primarily attributable to interest payable to the Israeli tax authorities following tax assessments for prior years.

Taxes on Income.  We recorded taxes on income of $47,000 for the year ended December 31, 2010, compared to taxes on income of $20,000 for the year ended December 31, 2009.  Our taxes on income for the year ended December 31, 2010 are primarily attributable to a tax provision in relation to an uncertain tax position, taxes paid for previous years as well as our U.S. state income taxes.  Our taxes on income for the year ended December 31, 2009 are primarily attributable to the utilization of deferred tax assets by our subsidiary in Hong Kong and our U.S. state income taxes.

Net loss from discontinued operations.  We recorded a net loss from discontinued operations of $68,000 for the year ended December 31, 2010, compared to a net loss from discontinued operations of $40,000 for the year ended December 31, 2009, relating to the operations of our Brazilian subsidiary TABS Brazil Ltda., whose operations were discontinued in March 2009.  Our net loss from discontinued operations for the year ended December 31, 2010 is primarily due to an increase in certain liabilities of our Brazilian subsidiary.  Our  net loss from discontinued operations for the year ended December 31, 2009 is primarily due to the write-off of certain assets of our Brazilian subsidiary.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Revenues from Products and Services.  Revenues from products and services increased by 36% to $11.4 million for the year ended December 31, 2009 from $8.4 million for the year ended December 31, 2008.  Revenues from products and services from our wholly-owned U.S. subsidiary, MTS IntegraTRAK, increased by77.8% to $8.4 million, or 73.7% of our total revenues, for the year ended December 31, 2009 from $4.7 million, or 56% of our total revenues, for the year ended December 31, 2008.  The increase in revenues from products and services in 2009 is primarily attributable to the acquisition of AnchorPoint’s TEM solution, which offset the decline in sales to our historical OEM PBX customers.

Cost of Revenues from Products and Services.  Cost of revenues from products and services increased by 65% to $3.8 million for the year ended December 31, 2009 from $2.3 million for the year ended December 31, 2008.  The increase in cost of revenues from products and services is primarily a result of additional costs of revenues association with the operation of the AnchorPoint TEM business, offset in part by a reduction in salaries of our personnel that we implemented in 2009.

Selling and Marketing.  Selling and marketing expenses increased by 71% to $2.9 million for the year ended December 31, 2009 from $1.7 million for the year ended December 31, 2008.  The increase in selling and marketing expenses is primarily attributable to additional selling and marketing expenses related to the AnchorPoint TEM business, offset in part by a reduction in salaries of our selling and marketing personnel that we implemented in 2009.

Research and Development, net.  Research and development, net expenses decreased by 30% to $1.9 million for the year ended December 31, 2009 (net of a $234,000 grant from the Office of the Chief Scientist) from $2.7 million for the year ended December 31, 2008 (net of a grant of $5,000 from the Office of the Chief Scientist).  The decrease in research and development, net expenses is primarily attributable to our determination to reduce the number of research and development personnel in 2009 and increased grants from the Office of the Chief Scientist.

General and Administrative.  General and administrative expenses increased by 18% to $3.6 million for the year ended December 31, 2009 from $3.1 million for the year ended December 31, 2008.  The increase in general and administrative expenses is primarily attributable to the increased costs associated with the AnchorPoint TEM business, offset in part by a reduction in salaries of our general and administrative personnel that we implemented in 2009.

Financial income (expenses), net.  We recorded $31,000 of financial expenses, net for the year ended December 31, 2009, primarily attributable to interest payable to the Israeli tax authorities following tax assessments for prior years, compared to financial income of $24,000 for year ended December 31, 2008, primarily attributable to gains on marketable securities and foreign currency translation adjustments.

Capital gain on sale of long-term investment.  We recorded a capital gain on sale of long-term investment of $382,000 for the year ended December 31, 2008 as a result of the sale of our ownership interest in cVidya Networks Inc. in February 2008, for total proceeds of approximately $603,000.  We did not record any capital gain or loss on the sale of long-term investment in 2009.

Taxes on Income.  We recorded taxes on income of $20,000 for the year ended December 31, 2009, compared to taxes on income of $108,000 for the year ended December 31, 2008.  Our taxes on income for the year ended December 31, 2009 are primarily attributable to the utilization of deferred tax assets by our subsidiary in Hong Kong and our U.S. state income taxes.  Our taxes on income for the year ended December 31, 2008 are  primarily attributable to the write-off of a deferred tax asset recorded by our subsidiary in the United States, offset in part by the utilization of a deferred tax asset recorded by our subsidiary in Hong Kong.

Net loss from discontinued operations.  We recorded a net loss from discontinued operations of $40,000 for the year ended December 31, 2009, compared to a net loss from discontinued operations of $38,000 for the year ended December 31, 2008, relating to the operations of our Brazilian subsidiary TABS Brazil Ltda., whose operations were discontinued in March 2009.  Our net loss from discontinued operations for the year ended December 31, 2009 is primarily due to the write-off of certain assets of our Brazilian subsidiary.  Our net loss from discontinued operations for the year ended December 31, 2008 is primarily attributable to sales and marketing expenses of our Brazilian subsidiary.

Seasonality

Our operating results are generally not characterized by a seasonal pattern except that our volume of sales in Europe is generally lower in the summer months.

Impact of Currency Fluctuation and of Inflation

We report our financial results in dollars and receive payments in dollars for most of our sales, while a portion of our expenses, primarily salaries, are paid in NIS.  Therefore, the dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the dollar.  When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, the dollar cost of our operations in Israel increase.  If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.  We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of the devaluation lags behind inflation in Israel.

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6
2010	2.7	(6.0)	8.7

A depreciation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are linked to the dollar.  This depreciation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities and also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar.  Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.  During 2008, 2009 and 2010, the NIS appreciated against the U.S. dollar, which resulted in an increase in the U.S. dollar cost of our NIS expenses.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results.  We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

In 2010, we entered into call and put option contracts in the amount of $3.8 million that converted a portion of our floating currency liabilities to a fixed rate basis for a six-month period, which reduced the impact of the currency changes on our cash flow.  In 2010, we recorded a profit of $11,000, with respect to such transactions, presented in the statements of operations as financial expense, net.

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

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation.  Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members.  In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan.  These preferences allow Israel to export products covered by such programs either duty-free or at reduced tariffs.  In June 2010, Israel joined the Organization for Economic Co-operation and Development, or the OECD, an international organization whose members are governments of mostly developed economies.  The OECD’s main goal is to promote policies that will improve the economic and social well-being of people around the world.

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

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax on their taxable income.  The applicable rate for 2010 was 25%, which was reduced to 24% in 2011 and will be further reduced to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.

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

In December 2010, the Israeli Parliament passed the Law for Economic Efficiency for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among other things, amendments to the Investment Law, effective as of January 1, 2011.  According to the amendment, the benefit tracks under the Investment Law were modified and a uniform tax rate will apply to all of the income of an Approved or Privileged Enterprise.  Companies may elect to irrevocably implement the amendment (while waiving benefits provided under the Investment Law as currently in effect) and subsequently would be subject to the amended tax rates that are: 15% in 2011 and 2012 (in development area A - 10%), 12.5% in 2013 and 2014 (in development area A - 7%) and 12% in 2015 and thereafter (in development area A - 6%).  Our company is not in development area A.  We are currently examining the possible effect of the amendment on our financial statements, if at all, and have not yet decided whether to apply the amendment.

Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties.  Under Israeli tax law, the results of our foreign consolidated subsidiaries, which have generally been unprofitable, cannot be consolidated for tax purposes with the results of operations of the parent company.

Recently Issued Accounting Standards

In October 2009, the FASB issued Accounting Standards Update, or ASU, 2009-13, Multiple-Deliverable Revenue Arrangements, (amendments to FASB ASC Topic 605, Revenue Recognition), or ASU 2009-13, and ASU 2009-14, Certain Arrangements That Include Software Elements, (amendments to FASB ASC Topic 985, Software), or ASU 2009-14.  ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy.  The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method.  ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance.  ASU 2009-13 and ASU 2009-14 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted.  We have not early-adopted the guidance.  We are currently evaluating the impact of the new guidance on our consolidated results of operations and financial condition.

In January 2010, the FASB updated the “Fair Value Measurements Disclosures” codified in ASC 820. More specifically, the update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. to present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). The update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The update became effective as of the first quarter ended December 31, 2010, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting as of December 31, 2010.  The adoption of the new guidance did not have a material impact on our consolidated financial statements.

In February 2010, the FASB issued Accounting Standard Update, or ASU, 2010-09 “Amendments to Certain Recognition and Disclosure Requirements of Subsequent Events” codified in ASC 855. The update removes the requirement to disclose the date through which subsequent events were evaluated in both originally issued and reissued financial statements for "SEC Filers." ASU 2010-09 still requires our company to evaluate subsequent events through the date that the financial statements are issued. The adoption of the new guidance did not have a material impact on our consolidated financial statements.

In December 2010, the FASB Emerging Issues Task Force issued ASU 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” codified in ASC 350, “Intangibles - Goodwill and Other.”  Under ASC 350, testing for goodwill impairment is a two-step test, in which Step 1 compares the fair value of the reporting unit to its carrying amount.  If the fair value of the reporting unit is less than its carrying value, Step 2 is completed to measure the amount of impairment, if any.  ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts.  For those reporting units, an entity is required to perform Step 2 if it appears more likely than not that a goodwill impairment exists.  In determining whether it is more likely than not that a goodwill impairment exists, an entity would consider whether there are any adverse qualitative factors indicating that an impairment may exist (e.g., a significant adverse change in the business climate).  We do not believe that the adoption of the new guidance will have a material impact on our consolidated financial statements.

B.            Liquidity and Capital Resources

On December 31, 2010, we had $2.1 million in cash and cash equivalents, $147,000 in restricted marketable securities and a working capital deficit of $1.5 million, compared to $2.2 million in cash and cash equivalents, $227,000 in restricted marketable securities and a working capital deficit of $2.2 million on December 31, 2009.  The marketable securities are restricted in order to secure our obligations under one of our leasing agreements.  The decrease in our working capital deficit at December 31, 2010 was primarily attributable to an increase in trade receivables and a decrease in deferred revenues.  We will continue to take ongoing measures to improve our delivery process, which should result in the translation of deferred revenues into revenues and improve our working capital.

On February 4, 2008, we completed the sale of our ownership interest in cVidya Networks Inc. and received total proceeds of approximately $603,000 for the sale.  We recorded a capital gain of approximately $382,000 as a result of the transaction.  On February 11, 2008, we raised $750,000 in a private issuance of 375,000 post-reverse split ordinary shares to an investor.  On September 29, 2008, we completed a private placement of 109,745 of our post-reverse split ordinary shares for aggregate proceeds of $250,000 with our President, one of our directors and our chief executive officer.

In March 2011, we completed the sale of our ownership interest in Silverbyte Networks Ltd., which we had previously written off, and received total proceeds of approximately $90,000 from the sale that we will record as a capital gain in the first quarter of 2011.

One of the principal factors affecting our working capital is our revenue cycle.  Any material change in the implementation period of our products could have an adverse effect on our working capital.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2008	2009	2010
	($ in thousands)
Net cash provided by (used in) operating activities from continuing operations	15	514	(71)
Net cash provided by (used in) operating activities from discontinued operations	(21)	44	-
Net cash provided by (used in) investing activities	202	(344)	22
Net cash provided by (used in) financing activities from continuing operations	354	(5)	-
Net cash provided by (used in) financing activities from discontinued operations	22	(45)	-
Net increase (decrease) in cash and cash equivalents	572	164	(49)
Cash and cash equivalents at beginning of period	1,437	2,009	2,173
Cash and cash equivalents at end of period	2,009	2,173	2,124

Net cash used in operating activities from continuing operations was approximately $71,000 for the year ended December 31, 2010.  The decrease in cash generated from operating activities from continuing operations in the 2010 period compared to the 2009 period is primarily attributable to the increase in trade receivables due to an increase in revenues in the last quarter of 2010.  Net cash provided by operating activities from continuing operations was approximately $514,000 for the year ended December 31, 2009.  The increase in cash generated from operating activities from continuing operations in the 2009 period compared to the 2008 period is primarily attributable to improved collection of trade receivables and our ongoing monitoring and reduction of expenses.  Net cash provided by operating activities from continuing operations was approximately $15,000 for the year ended December 31, 2008, primarily as a result of a decrease in trade receivables and other accounts receivable, which was offset in part by a decrease in trade payables, accrued expenses and other liabilities.  Net cash used in operating activities from discontinued operations was approximately $44,000 for the year ended December 31, 2009, compared to net cash provided by operating activities from discontinued operations of approximately $21,000 for the year ended December 31, 2008, relating to the operations of our Brazilian subsidiary TABS Brazil Ltda., whose operations were discontinued in March 2009.

Net cash provided by investing activities was approximately $22,000 for the year ended December 31, 2010, primarily attributable to the sale of marketable securities.  Net cash used in investing activities was approximately $344,000 for the year ended December 31, 2009, primarily due to amounts paid in 2009 in connection with the AnchorPoint acquisition, property improvements and the purchase of equipment.  Net cash provided by investing activities was approximately $202,000 for the year ended December 31, 2008, primarily as a result of our receipt of proceeds from the sale of our interest in cVidya Networks Inc., off-set by payments related to the acquisition of certain assets and liabilities of TelSoft.

We did not use any cash in financing activities from continuing operations for the year ended December 31, 2010, compared to approximately $5,000 used in financing activities from continuing operations for the year ended December 31, 2009 and approximately $354,000 provided by financing activities from continuing operations for the year ended December 31, 2008.  Of the cash provided by financing activities in 2008, approximately $937,000 was attributable to the proceeds from the private placements consummated in February and September 2008.  Of the cash used in financing activities in 2008, approximately $583,000 was attributable to the repayment of a long-term loan received from Bank Hapoalim to finance the acquisition of TelSoft.  Net cash provided by financing activities from discontinued operations was approximately $45,000 for the year ended December 31, 2009, compared to net cash used in financing activities from discontinued operations of approximately $22,000 for the year ended December 31, 2008, relating to the operations of our Brazilian subsidiary TABS Brazil Ltda., whose operations were discontinued in March 2009.

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

Our research and development staff is evaluating approaches to solutions which will permit an information technology manager to effectively measure the quality of the services received from their service providers and to ensure that the users within the organization received such services according to their needs and the overall policy and priorities of the organization.

We work closely with our customers and prospective customers to determine their requirements and design enhancements and new releases to meet their needs.  Research and development activities take place in our facilities in Israel.  We employed 16 persons in research and development as of December 31, 2010, as compared to 18 persons in research and development as of December 31, 2009 and 25 persons in research and development as of December 31, 2008.

We have committed substantial financial resources to research and development for our TEM and billing solution activities.  Among our various development plans, our roadmap includes the integration of our TEM products with our other complementary TEM products within the next few years. During 2008, 2009 and 2010, our net research and development expenditures were $2.7 million, $1.9 million and $1.5 million, respectively.  In the past, we received funding from the Israeli Ministry of Industry, Trade and Labor’s Office of the Chief Scientist for selected research and development projects.  In each of the last five fiscal years, we applied to the Office of the Chief Scientist for new grants for our research and development projects and we have subsequently received approval for such applications other than the 2010 application.

Under the terms of research and development grants that we have received from the Office of the Chief Scientist, we are required to pay royalties on the revenues derived from products incorporating know-how developed with such grants and ancillary services in connection therewith, up to 100% to 150% of the dollar-linked value of the total grants, plus interest.  We are required to pay royalties at a rate of 3%-5%.  The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.  Since June 1997, we have paid the Office of the Chief Scientist royalties on all call accounting product sales at the applicable rates at the time of payment.  See Item 10E. “Additional Information - Taxation - Grants under the Law for the Encouragement of Industrial Research and Development, 1984.”  As of December 31, 2010, we had a contingent obligation to pay royalties to the Office of the Chief Scientist in the amount of approximately $9.7 million.  The $4.9 million of grants we received after January 1999 is subject to interest at a rate equal to the 12 month LIBOR rate.

Our quality management system has been ISO 9001:2000 certified since the beginning of 2006, and prior thereto was ISO 9001:1994 certified.

D.            Trend Information

As a result of a less predictable business environment and the decline in worldwide sales of PBX systems, we are unable to provide any guidance as to current sales and profitability trends.  We expect that our results will continue to be impacted by a shift to a new line of products and increased cost of services and selling and marketing expenditures.

E.            Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.            Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2010 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(U.S. dollars in thousands)
Operating lease obligations	895	471	412	12	-
Accrued severance pay*	1,051	-	-	-	1,051
Total	1,946	471	412	12	1,051
__________
* See Item 6D. “Directors, Senior Management and Employees - Employees.”

As discussed in Note 10.h of our consolidated financial statements contained elsewhere in this annual report, effective January 1, 2007, we adopted the provisions of FASB ASC 740, “Income Taxes.”  As of December 31, 2010, we had a total liability of $654,000 for gross unrecognized tax benefits.  Due to the uncertainties related to those tax matters, we are currently unable to make a reasonably reliable estimate of when cash settlement with a relevant tax authority will occur.

ITEM 6.                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position with the Company
Chaim Mer	63	Chairman of the Board of Directors
Eytan Bar	45	Chief Executive Officer
Alon Mualem	43	Corporate Chief Financial Officer
Isaac Ben-Bassat	57	Director
Eytan Barak (1)	66	Outside Director
Roger Challen	65	Director
Steven J. Glusband	64	Director
Yaacov Goldman (1)	56	Director
Lior Salansky	46	Director
Varda Trivaks (1)	54	Outside Director
___________________
(1) Member of our Audit Committee

Messrs. Mer, Ben-Bassat, Challen, Glusband, Goldman and Salansky will serve as directors until our 2011 Annual General Meeting of Shareholders.  All of such persons were elected to serve as directors by our shareholders at our 2010 Annual General Meeting of Shareholders.  Ms. Trivaks will serve as an outside director pursuant to the provisions of the Israeli Companies Law for a three-year term until August 2011, following which the service of Ms. Trivaks as an outside director may be renewed for one additional three-year term.  Mr. Barak was elected to serve as an outside director pursuant to the provisions of the Israeli Companies Law for a second three-year term until December 2013, following which the service of Mr. Barak as an outside director may not be renewed.

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

Eytan Barak has served as an outside director of our company from August 2007 and is a member of our audit committee.  Mr. Barak is joint owner and chief executive officer of Dovrat - Barak, Investments in Advanced Technologies Ltd., which provides financial resources and management assistance to start-up companies.  Mr. Barak also serves as a member of the board of directors, audit committee and investment committee of various Israeli companies, including Elgo Ltd., Eltek Ltd., Meshulam Levinstein Construction and Engineering Ltd., Spectronix Ltd. and Menorah-Mivtachim Mutual Funds Ltd.  From 1973 to 1997, Mr. Barak was with Israel Corporation, initially serving as its corporate controller and thereafter as its chief financial officer, and also served as chairman or member of the board of directors of some of its subsidiaries.  From 1967 until 1973, Mr. Barak was associated with Kesselman & Kesselman, the Israeli member firm of PricewaterhouseCoopers International Limited.  Mr. Barak holds a B.A. degree in accounting from Tel Aviv University and has been a certified public accountant (Israel) since 1971.

Roger Challen has served as a director since April 1, 2009.  Mr. Challen co-founded The Info Group, Inc. (formerly AnchorPoint, Inc.), a company that developed and provided licensed software and managed services of telecommunications expense management solutions.  Mr. Challen is an accomplished entrepreneur with a proven track record of founding, managing and developing companies in the software, telecommunications and information services fields.  Mr. Challen has founded or co-founded and been an active executive of several privately held companies in the software and IT services market.  Mr. Challen is currently a director of The Info Group, Inc., Image Data, Inc and Data Distributors, Inc., all of which are private companies.  Mr. Challen began his career with IBM Corporation, in Waltham, Massachusetts, where he served as a systems engineer and then as a marketing representative.  During his tenure with IBM, Mr. Challen won several awards for outstanding technical and sales achievements.  Mr. Challen holds a B.A. in Economics and Mathematics from Yale University.

Steven J. Glusband has served as a director since August 1, 1996.  Mr. Glusband has been a partner with Carter Ledyard & Milburn LLP, our U.S. counsel, since March 1987.  Mr. Glusband holds a B.B.A. degree from the City College of the City University of New York, a J.D. degree from Fordham University School of Law and an L.L.M. degree from the New York University School of Law.

Yaacov Goldman has served as a director since May 2004 and is a member of our audit committee.  Mr. Goldman provides consulting services to companies in strategic-financial areas, through his wholly owned company, Maanit-Goldman Management & Investments (2002) Ltd.  Mr. Goldman also serves as a director of Elron Electronic Industries Ltd., Golden House Ltd., Tagor Capital Ltd., Isrotel Ltd., Negev Ceramics Ltd., DS Apex Holdings Ltd., Medi Power (Overseas) Public Co. Limited, IceCure Medical Ltd. and Renewable Resources Ltd. and its affiliated companies.  Until July 2010, Mr. Goldman served as a director of Bank Leumi Le'Israel Ltd. and until June 2009 as Chairman of ITGI Medical Ltd.  Mr. Goldman served as the Professional Secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel from October 2004 until September 2008.  Commencing in 1981, Mr. Goldman worked for Kesselman & Kesselman (Israeli member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of such firm.  From September 2000 until November 2001, Mr. Goldman served as managing director of Argoquest Holdings, LLC.  From March 2002 until October 2002, Mr. Goldman acted as a consultant to a private equity initiative with Poalim Capital Markets & Investments Ltd.  Mr. Goldman holds a B.A. degree in Economics and Accounting from Tel Aviv University and is a certified public accountant (Israel).

Lior Salansky has served as a director since April 2, 2008.  Mr. Salansky served as our President from February 2008 until June 2010.  In 1991, Mr. Salansky founded MIND C.T.I. Ltd., a global provider of real-time, product-based mediation, billing and customer care solutions for voice, data, video and content services, where he served until February 2000 in a number of positions, including Co-Chief Executive Officer, Vice President of Business Development and Research and Development Manager and also served as a director from its inception until 2004.  Mr. Salansky holds a B.Sc. degree in Computer Science from the Technion - Israel Institute of Technology and an MBA degree from Tel Aviv University.

Varda Trivaks has served as an outside director since August 2008 and is a member of our audit committee.  Ms. Trivaks serves as the Managing Director and is one of the two founding partners of Mimtar Business Consulting, established in 2001.  In that position, Ms. Trivaks acts as an advisor to companies on investments, mergers, spin-offs, valuation, control, budgeting, with a special focus on advising global companies and management of companies during times of restructuring and recovery. Ms. Trivaks serves as a member of the audit committee, board of directors and/or financial committee of Ginegar Plastic Products Ltd. and E. Schnapp & Co. Works Ltd.  From 1998 to 2004, Ms. Trivaks was a member of the Israel Accounting Institute’s communications committee for Capital Markets and Insurance.  From 1998 to 2001, Ms. Trivaks was a partner with the accounting and consulting firm, Shlomo Ziv and Co. - BDO, and served as the managing director of one of its subsidiaries.  Ms. Trivaks is a Certified Public Accountant (Israel) since 1987 and holds a B.A. degree in Economics and Accounting from Tel Aviv University and a Master of Science in Management from Boston University.

B.            Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2010.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (10 persons)	$808	$36

Mr. Chaim Mer, the Chairman of our Board of Directors, devotes approximately 20% of his time to the management of our company in consideration of which we pay him a monthly salary of $7,000 per month.  Mr. Chaim Mer voluntarily and temporarily reduced his monthly salary by 15% to $5,950 per month, from December 1, 2008 and until February 28, 2011.  We provide automobiles to our executive officers at our expense.

During the year ended December 31, 2010, we paid to our directors (including our outside directors under Israeli law) an annual fee of approximately $8,400 and a per meeting attendance fee of $300, other than to Mr. Chaim Mer, the Chairman of our Board of Directors, whose compensation is described above, and Mr. Yaacov Goldman, an independent director and our audit committee financial expert.  During the year ended December 31, 2010, we paid Mr. Goldman an annual fee of approximately $16,800 and a per meeting attendance fee of $400.

As of December 31, 2010, no options were held by our directors.  As of December 31, 2010, our two executive officers held options to purchase an aggregate 127,500 post-reverse split ordinary shares, having exercise prices ranging from $1.94 to $2.46.  The options vest over a four-year period.  Of such options, options to purchase 15,000 post-reverse split ordinary shares will expire in September 2012, options to purchase 7,500 post-reverse split ordinary shares will expire in February 2013 and options to purchase 105,000 post-reverse split ordinary shares will expire in May 2014. Such options were granted under our 2003 Israeli Share Option Plan and 2006 Stock Option Plan.  See Item 6.E., “Directors, Senior Management and Employees - Share Ownership – Stock Option Plans.”

C.            Board Practices

Election of Directors

Our Articles of Association provide for a Board of Directors consisting of up to ten members or such other number as may be determined from time to time at a general meeting of shareholders.  Our Board of Directors is currently composed of eight directors.

Pursuant to our articles of association, all of our directors (except the outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected.  The Board of Directors, may, at any time from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number.  All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office.  All of our current directors (except our outside directors) were elected by our shareholders at our annual general meeting of shareholders held in December 2010.

We do not follow the requirements of the NASDAQ Listing Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our directors are recommended by our board of directors for election by our shareholders.  See below in this Item 16G. “Corporate Governance.”

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

Independent Directors.  In general, NASDAQ Listing Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, within the meaning of the NASDAQ Listing Rules, and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ. However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Listing Rules.  A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  On March, 31, 2009, we provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, within the meaning of the NASDAQ Listing Rules.  Instead, under Israeli law and practice, we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors.  In addition, in accordance with the rules of the Securities and Exchange Commission and NASDAQ, we have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee.

An Israeli company, whose shares are publicly traded, may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law.  We have not included such a provision in our articles of association.

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

Internal Audit

Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee.  A person who does not satisfy the Israeli Companies Law’s independence requirements may not be appointed as an internal auditor.  The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business practice.  Mr. Doron Cohen of Fahn Kanne & Co., the Israeli member firm of Grant Thornton International Ltd., serves as our internal auditor.

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

Recent Amendment to the Israeli Companies Law

In March 2011, the Israeli Parliament adopted Amendment No. 16 to the Israeli Companies Law, or Amendment No. 16, which implements a comprehensive reform in corporate governance in Israel.  Most of the provisions of Amendment No. 16 will become effective on May 14, 2011 and the remainder will become effective on September 15, 2011.  A summary of the principal changes introduced by Amendment No. 16 is set forth below:

•
A higher shareholder approval threshold was adopted to permit a chief executive officer to also serve as chairman of the board and vice versa, and a prohibition was adopted on the chairman’s ability to serve the company in any capacity other than as the chief executive officer;

•
The majority of the members of the audit committee is now required to be “independent” (as such term is defined under the Israeli Companies Law); the chairman of the audit committee is required to be an outside director, and the following are disqualified from serving as members of the audit committee: the chairman, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives most of his/her income from the controlling shareholder;

•
The functions to be performed by the audit committee were expanded to include, among others the following: determination whether certain related party actions and transactions are “material” or “extraordinary” in connection with their approval procedures, to assess the scope of work and compensation of the company’s independent accountant, to assess the company’s internal audit system and the performance of its internal auditor and to set whistle blower procedures (including protections afforded to whistle blowers);

•
The threshold to elect outside directors was increased, such that the election of outside directors now requires a majority vote at a shareholders’ meeting, provided that either: at least a majority (previously, one-third) of the shares of non-controlling shareholders voted at the meeting on the matter vote in favor of the election of the outsider director, or the total number of shares of non-controlling shareholders voted against the election of the outside director does not exceed 2% (previously, 1%) of the voting rights in the company;

•
The independence requirements of outside directors were enhanced such that an individual may not be appointed as an outside director in a company that does not have a controlling shareholder, in the event that he has affiliation, at the time of his appointment, to the chairman, chief executive officer, a 5% shareholder or the chief financial officer; in addition, an individual may not be appointed as an outside director if his relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with which the outside director himself may not be affiliated in order to qualify as an outside director;

•
Outside directors may be re-elected following the initial term for an additional term by means of one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint outside directors for their initial term (which was the only available way to re-elect external directors prior to the adoption of Amendment No. 16), or (ii) a shareholder holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company on the matter, excluding the votes of any controlling shareholder and those who have a personal interest in the matter as a result of their relationship with any controlling shareholder, provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relationship with the controlling shareholders in favor of the nominee constitute more than 2% of the voting rights in the company;

•	The terms of employment of an officer now require the approval of the audit committee as well as the board of directors;

•
The threshold to approve extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest was increased, such that: (i) at least a majority (previously one-third) of the votes cast by shareholders who have no personal interest in the transaction and who vote on the matter are voted in favor of the transaction, or (ii) the votes cast by shareholders who have no personal interest in the transaction voted against the transaction do not represent more than 2% (previously 1%) of the voting rights in the company; in addition, any such extraordinary transaction whose term is more than three years, require approval as described above every three years, unless (with respect to transactions not involving management fees) the audit committee approves that a longer term is reasonable under the circumstances;

•
With respect to full tender offers (tender offers for the acquisition of all outstanding shares in a company), the time-frame for a shareholder to a request appraisal rights with respect to the tender offer was extended from three to six months following the consummation of a tender, but it is now permitted for the acquirer to elect that any shareholder tendering his shares will not be entitled to appraisal rights.

D.            Employees

On December 31, 2010, we and our consolidated subsidiaries employed 80 persons, of which 16 persons were employed in research and development, 37 in training and technical support, nine in sales and marketing and 18 in operations and administration.  As of December 31, 2010, 29 of our employees were located in Israel, 47 of our employees were located in the United States and four of our employees were located in Hong Kong.

On December 31, 2009, we and our consolidated subsidiaries employed 88 persons, of which 18 persons were employed in research and development, 44 in training and technical support, eight in sales and marketing and 18 in operations and administration.  As of December 31, 2009, 31 of our employees were located in Israel, 53 of our employees were located in the United States and four of our employees were located in Hong Kong.

On December 31, 2008, we and our consolidated subsidiaries employed 108 persons, of which 25 persons were employed in research and development, 52 in training and technical support, 11 in sales and marketing and 20 in operations and administration.  As of December 31, 2008, 39 of our employees were located in Israel, 55 of our employees were located in the United States, four of our employees were located in Hong Kong and ten of our employees were located in Brazil.

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

Cost of living adjustment of employees’ wages is determined on a nationwide basis and are legally binding, if and when applied.  Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is similar to the United States Social Security Administration.  In 2010, payments to the National Insurance Institute amounted to approximately 15% of wages, of which approximately two-thirds was contributed by employees with the balance contributed by the employer.

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

E.            Share Ownership

The following table sets forth certain information as of March 31, 2011 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers.  The number of ordinary shares beneficially owned set forth in the table and the footnotes to the table have been adjusted to reflect the one-for-two reverse stock split that was effected on March 2, 2010.

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Chaim Mer	1,057,852	(3)	23.7%
Eytan Bar	98,554	(4)	2.2%
Alon Mualem	19,375		*
Isaac Ben-Bassat	344,607	(5)	7.7%
Eytan Barak	--		--
Roger Challen	1,087,308	(6)	24.4%
Steven J. Glusband	500		*
Yaacov Goldman	--		--
Lior Salansky	564,928	(7)	12.7%
Ms. Varda Trivaks	--		--
__________
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

(2)	The percentages shown are based on 4,459,057 ordinary shares (excluding 5,400 ordinary shares held as treasury stock) issued and outstanding as of March 31, 2011.

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

(4)
Based upon a Schedule 13D filed with the Securities and Exchange Commission on October 10, 2008 and other information available to the company.  Includes (i) 48,554 ordinary shares owned of record by Mr. Bar; and (ii) 50,000 ordinary shares subject to currently exercisable stock options granted to Mr. Bar, with an exercise price of $1.94 per share that expire on May 2014.

(5)
Based upon a Schedule 13D/A filed with the SEC on October 30, 2008 and other information available to the company.  Includes 29,584 ordinary shares owned of record by Mr. Ben-Bassat and 315,023 ordinary shares owned of record by Ron Dan Investments Ltd., a company controlled by Mr. Ben-Bassat.

(6)
The 1,087,308 ordinary shares are held of record by The Info Group, Inc., a Massachusetts corporation controlled by Mr. Roger Challen.  Accordingly, Mr. Roger Challen may be deemed to have the sole voting and dispositive power as to the ordinary shares held of record by The Info Group, Inc.

(7)	Based upon a Schedule 13D/A filed with the SEC on October 7, 2008 and other information available to the company.

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

During 2010, options to purchase an aggregate of 30,000 post-reverse split ordinary shares were granted under the 2003 Plan at an average exercise price of $1.22 per share, and no options were exercised.  At December 31, 2010, options to purchase 137,500 post-reverse split ordinary shares were outstanding under the 2003 Plan, exercisable at an average exercise price of $1.99 per share.

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

The 2006 Plan will be administered by our Board of Directors or to the extent permitted by Israeli law, a Compensation Committee of our Board of Directors, if established by our Board of Directors at its discretion.  All references below to the “Committee” refer to the Board of Directors or compensation committee established by our Board of Directors, as applicable.  The Committee will have the authority, in its discretion, to establish from time to time guidelines or regulations for the administration of the 2006 Plan, to interpret the 2006 Plan, and to make all determinations it considers necessary or advisable for the administration of the 2006 Plan, in addition to the other responsibilities and powers assigned to the Committee in the 2006 Plan.  All decisions, actions or interpretations of the Committee under the 2006 Plan will be final, conclusive and binding upon all parties.

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

During 2010, no options were granted under the 2006 Plan and no options were exercised.  At December 31, 2010, options to purchase 151,500 post-reverse split ordinary shares were outstanding under the 2006 Plan, exercisable at an average exercise price of $2.18 per share.

ITEM 7.                  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth certain information as of March 31, 2011 regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:  The number of ordinary shares beneficially owned set forth in the table and the footnotes to the table have been adjusted to reflect the one-for-two reverse stock split that was effected on March 2, 2010.

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
The Info Group, Inc.	1,087,308	(3)	24.4%
Chaim Mer and Dora Mer	1,057,852	(4)	23.7%
Lior Salansky	564,928	(5)	12.7%
Isaac Ben-Bassat	344,607	(6)	7.7%
__________
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

(2)	The percentages shown are based on 4,459,057 ordinary shares (excluding 5,400 ordinary shares held as treasury stock) issued and outstanding as of March 31, 2011.

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

(5)	Based upon a Schedule 13D/A filed with the SEC on October 7, 2008 and other information available to the company.

(6)
Based upon a Schedule 13D/A filed with the SEC on October 30, 2008 and other information available to the company.  Includes 29,584 ordinary shares owned of record by Mr. Ben-Bassat and 315,023 ordinary shares owned of record by Ron Dan Investments Ltd., a company controlled by Mr. Ben-Bassat.

Significant Changes in the Ownership of Major Shareholders

On February 11, 2008, we issued in a private placement 375,000 post-reverse split ordinary shares to Mr. Lior Salansky for a total consideration of $750,000.  On February 21, 2008, Mr. Lior Salansky filed a Schedule 13D with the Securities and Exchange Commission reflecting ownership of 521,030 post-reverse split, or 15.97%, of our ordinary shares.  On October 7, 2008, Mr. Lior Salansky filed a Schedule 13D/A with the Securities and Exchange Commission reflecting ownership of 595,140 post-reverse split, or 17.7%, of our ordinary shares.

On September 29, 2008, we completed a private placement of 109,745 post-reverse split of our ordinary shares for aggregate proceeds of $250,000, with Mr. Lior Salansky, our President, who is also a director and a principal shareholder, Mr. Isaac Ben-Bassat a director, and Mr. Eytan Bar, our chief executive officer.  On October 10, 2008, Mr. Eytan Bar filed a Schedule 13D with the Securities and Exchange Commission reflecting ownership of 183,854 post-reverse split, or 5.3%, of our ordinary shares.  On October 30, 2008, Mr. Ben-Bassat filed a Schedule 13D/A with the Securities and Exchange Commission reflecting ownership of 388,505 post-reverse split, or 11.6%, of our ordinary shares.  See paragraph above for Schedule 13D/A filed by Mr. Lior Salansky on October 7, 2008.

On December 30, 2008, we completed the acquisition of certain assets and liabilities of AnchorPoint, a Massachusetts-based provider of TEM solutions.  The aggregate consideration paid for the acquisition was the issuance of 1,087,308 of our post-reverse split ordinary shares, or 24.4% of our outstanding shares on a post-transaction basis.  AnchorPoint changed its name to The Info Group, Inc. following the completion of the transaction.  The Info Group, Inc. is controlled by Mr. Roger Challen, who may be deemed to have the sole voting and dispositive power as to the ordinary shares held of record by The Info Group, Inc.

On February 14, 2008, Dana Optimum Investments Ltd., Roni Ben-David and Aliza Ben-David jointly filed a Schedule 13G with the Securities and Exchange Commission reflecting beneficial ownership of 382,482 post-reverse split, or 11.72%, of our ordinary shares.  On June 16, 2008, such reporting persons filed Amendment No. 1 to Schedule 13G with the Securities and Exchange Commission reflecting beneficial ownership of 490,950 post-reverse split, or 15.05%, of our ordinary shares. On January 29, 2009, such reporting persons filed Amendment No. 2 to Schedule 13G with the Securities and Exchange Commission reflecting beneficial ownership of 638,403 post-reverse split, or 14.32%, of our ordinary shares.  On February 1, 2010, such reporting persons filed Amendment No. 3 to Schedule 13G with the Securities and Exchange Commission reflecting beneficial ownership of 702,675 post-reverse split, or 15.76%, of our ordinary shares.  On December 13, 2010, such reporting persons filed Amendment No. 4 to Schedule 13G with the Securities and Exchange Commission reflecting beneficial ownership of less than 5.0% of our ordinary shares.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 31, 2011, there were 109 holders of record of our ordinary shares, of which 60 record holders holding approximately 61% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 38% of our outstanding ordinary shares as of such date).

B.            Related Party Transactions

Mrs. Dora Mer, the wife of Chaim Mer, provides legal services through the Israeli law firm of M. Firon & Co., Advocates and Notaries.  We may cancel the agreement with M. Firon & Co. upon thirty (30) days’ prior notice.  On April 2, 2008, our Audit Committee and Board of Directors approved our engagement of the services of Mrs. Dora Mer, for a monthly retainer in the amount of $5,000.  Mrs. Mer voluntarily reduced her monthly retainer to $4,250 from December 1, 2008 until February 28, 2010 and has temporarily further reduced her monthly retainer to $2,500 since March 1, 2010.

Our subsidiaries, MTS Asia Ltd. and MTS IntegraTRAK, entered into an agreement with C. Mer Industries Ltd, or C. Mer, pursuant to which they distribute and support certain of C. Mer’s products and provide certain services on behalf of C. Mer.  Generally, C. Mer compensates MTS Asia Ltd. for these activities at cost plus 10% and compensates MTS IntegraTRAK at cost plus 5%. There were no transactions under this agreement during 2008, 2009 and 2010. C. Mer is a publicly traded company controlled by Mr. Mer, he has been the Chairman of its Board of Directors since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005.  Presently, the only service provided to us by C. Mer is our participation in its umbrella liability insurance coverage.  We believe that the terms under which C. Mer provides such participation to us is on a basis no less favorable than could be obtained from an unaffiliated third party.

On February 11, 2008, we issued in a private placement 375,000 post-reverse split ordinary shares to Mr. Lior Salansky, a director and our former President, for a total consideration of $750,000.

On September 29, 2008, we completed a private placement of 109,745 of our post-reverse split ordinary shares for aggregate proceeds of $250,000, with Mr. Salansky, Mr. Isaac Ben-Bassat, a director, and Mr. Eytan Bar, our chief executive officer.

Since January 1, 2009 and as part of the acquisition of certain assets and liabilities of AnchorPoint’s TEM solutions, we have received certain services from Data Distributors, Inc., a company controlled by Mr. Roger Challen, a director and major shareholder of our company.  These services include reimbursement for shared expenses, as well as rental costs and related fees.  In addition, we rent from Mr. Challen an office in Powder Springs, Georgia, where we occupy approximately 4,800 square feet of space under a month-to-month lease, for a monthly rental fee of approximately $4,700.

On March 25, 2009, our Audit Committee and Board of Directors approved a transaction with Mer & Co. (1982) Ltd., or Mer & Co, a subsidiary of C. Mer.  According to the terms of the transaction, we will sell our products to Mer & Co, which has an Israel Defense Forces approved supplier number, and it will represent us and sell our products to the Israel Defense Forces.  For its services, Mer & Co. will be entitled to 5% of the amounts to be received from the Israel Defense Forces for our software products.  We may cease the arrangement by giving ten days’ prior notice, and the arrangement will terminate upon our company receiving an Israel Defense Forces approved supplier number.

On September 28, 2010, Asentinel, a competitor of our company, filed a patent infringement complaint against AnchorPoint, Inc. (now known as The Info Group Inc.), from whom we purchased certain assets, in December 2008, and two other defendants, in the United States District Court for the Western District of Tennessee.  The Info Group Inc. is a major shareholder of our company and Mr. Roger Challen, the controlling shareholder of AnchorPoint, is the beneficial owner of 24.4% of our ordinary shares held of record by The Info Group Inc.  Mr. Challen has served as a director of our company since April 1, 2009.  At our 2010 annual general meeting, our shareholders approved our assumption of certain costs for defending the claim, in such amounts as to be determined by our Audit Committee and Board of Directors from time to time.  In 2010, we accrued or paid an aggregate of $50,000 with respect to such costs.  On February 9, 2011, the plaintiff filed a motion for leave to file an amended complaint to add our company and our U.S. subsidiary, MTS IntegraTRAK, as defendants, which motion was granted on March 23, 2011.  The amended complaint, which is an exhibit to the motion, seeks damages and injunctive relief for the alleged infringement of Asentinel’s TEM patents.  The complaint does not specify any specific amount of damages requested by the plaintiff, and we are unable to assess the amount of damages claimed or to provide a reasonable range of such damages.

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.                  FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information

Financial Statements

See the consolidated financial statements, including the notes thereto included in Item 18.

Export Sales

See Note 13 of our consolidated financial statements.

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

On July 24, 2006, a claim was filed in the Tel-Aviv Superior Court against our company and Tim Computers and Systems Ltd, or TIM, for an order of inspection and monetary relief in the total amount of NIS 313,000 ($88,000), of which NIS 112,000 ($32,000) was demanded from our company and NIS 200,000 ($56,000) was demanded from TIM.  The plaintiff is a former minority shareholder of a company in which we were the major shareholder.  The claim relates to the rights to proceeds received under a software development project in which we and TIM participated and in which the plaintiff was involved.  On June 1, 2008, the plaintiff submitted an amended statement of claim to the court in which our company was added as a “formal defendant” without requesting any relief or articulating any claim against us.  On June 17, 2010, the parties entered into a settlement agreement which provides that TIM will deliver to the plaintiff the new version of the software and will pay the plaintiff NIS 50,000. We have no liabilities under the settlement agreement.  On June 17, 2010, the court approved the settlement agreement.

During August 2007, our now inactive Brazilian subsidiary, TABS Brazil Ltda., was ordered by the Labor Law Court in Brazil to pay approximately 180,000 Brazilian Reais (approximately $95,000) to one of its former employees.  TABS Brazil Ltda. filed an appeal of the ruling and we recorded a provision in our financial statements for the amount deemed probable.

On September 28, 2010, Asentinel, a competitor of our company, filed a patent infringement complaint against AnchorPoint, Inc. (now known as The Info Group Inc.), from whom we purchased certain assets, in December 2008, and two other defendants, in the United States District Court for the Western District of Tennessee.  On February 9, 2011, the plaintiff filed a motion for leave to file an amended complaint to add our company and our U.S. subsidiary, MTS IntegraTRAK, as defendants, which motion was granted on March 23, 2011.  The amended complaint, which is an exhibit to the motion, seeks damages and injunctive relief for the alleged infringement of Asentinel’s TEM patents.  The complaint does not specify any specific amount of damages requested by the plaintiff, and we are unable to assess the amount of damages claimed or provide a reasonable range of such damages.  Based on our legal counsel’s opinion, we believe that the defendants, including our company and MTS IntegraTRAK, have good arguments for invalidating the patents that form the basis for Asentinel’s patent infringement claims.  If we are unsuccessful in this litigation, we may be exposed to losses that could be material to our company.

We are a party to various other claims that arise in the ordinary course of business.  Accordingly, we have recorded a provision of approximately $150,000 in respect of such claims in accordance with ASC 450, “Contingencies,” based on the opinion of our management and legal advisors.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2010.

ITEM 9.                  THE OFFER AND LISTING

A.            Offer and Listing Details

As of March 2, 2010, a one-for-two reverse stock split of our issued and outstanding ordinary shares went into effect, following the approval of our shareholders at an extraordinary general meeting.  Immediately prior to the reverse stock split, 8,928,912 ordinary shares were issued and 8,918,112 ordinary shares were outstanding.  Immediately following the reverse stock split, 4,464,457 ordinary shares were issued and 4,459,057 ordinary shares were outstanding.  The share prices set forth below have been adjusted retroactively to reflect the reverse stock split.

Annual Stock Information

The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

Year	High	Low
2010	$4. 00	$0. 60
2009	$4. 78	$1. 20
2008	$3. 38	$1. 50
2007	$6. 52	$0. 04
2006	$7. 00	$3. 00

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

	High	Low
2009
First Quarter	$2. 90	$1. 80
Second Quarter	$2. 20	$1. 30
Third Quarter	$4. 78	$1. 32
Fourth Quarter	$2. 26	$1. 20

2010
First Quarter	$2. 00	$0. 60
Second Quarter	$3. 50	$1. 32
Third Quarter	$1. 53	$1. 00
Fourth Quarter	$4. 00	$1. 15

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

Month	High	Low
October 2010	$3. 45	$1. 15
November 2010	$2. 55	$1. 31
December 2010	$4. 00	$1. 80
January 2011	$2. 30	$1. 77
February 2011	$1. 90	$1. 72
March 2011	$2. 15	$1. 57

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

Annual and Extraordinary Meetings

Under the Israeli Companies Law a company must convene an annual meeting of shareholders at least once every calendar year and within 15 months of the last annual meeting.  Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required.  Our board of directors may, in its discretion, convene additional meetings as “special general meetings.”  With respect to “special general meetings,” notice of at least 35 days prior to the date of the meeting is required.  In addition, the board must convene a special general meeting upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company.  See Item 10B. “Additional Information - Memorandum and Articles of Association - Rights Attached to Shares - Voting Rights.”

Limitations on the Rights to Own Securities in Our Company

Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries, which are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company `

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

General Corporate Tax Structure

Generally, Israeli companies are subject to "Corporate Tax" at their taxable income. On July 25, 2005, the Israeli Parliament approved the Law of the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribed, among others, a gradual decreased in the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%.  Capital gains are subject to tax at a rate of 25% (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) derived after January 1, 2003.

In July 2009, the Israeli Parliament passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax, commencing 2011, to the following tax rates: 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20%, 2016 and thereafter – 18%.  However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

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

Taxable income of a company derived from an approved enterprise is subject to corporate tax at the maximum rate of 25% (rather than the regular corporate tax rate) for the benefit period.  This period is ordinarily seven years (or 10 years if the company qualifies as a foreign investors’ company as described below) commencing with the year in which the approved enterprise first generates taxable income, and is limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier, referred to as “the years limitation.”  The years limitation does not apply to the tax exempt years. Tax benefits under the Investments Law also apply to income generated from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business.  The Investment Law also provides that a company that has an approved enterprise within Israel will be eligible for a reduced tax rate and is entitled to claim accelerated depreciation on buildings, machinery and equipment used by the approved enterprise during the first five years of use.

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

To date, we have not utilized the benefits of the Investment Law, as amended subsequent to April 1, 2005, since we are utilizing carryforward losses from previous years for tax purposes.

In December 2010, the Israeli Parliament passed the Law for Economic Efficiency for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among other things, amendments to the Investment Law, effective as of January 1, 2011.  According to the amendment, the benefit tracks under the Investment Law were modified and a uniform tax rate will apply to all of the income of an Approved or Privileged Enterprise.  Companies may elect to irrevocably implement the amendment (while waiving benefits provided under the Investment Law as currently in effect) and subsequently would be subject to the amended tax rates that are: 15% in 2011 and 2012 (in development area A - 10%), 12.5% in, 2013 and 2014 (in development area A - 7%) and 12% in 2015 and thereafter (in development area A - 6%).  Our company is not in development area A.  We are currently examining the possible effect of the amendment on our financial statements, if at all, and have not yet decided whether to apply the amendment.

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

In the past, we received funding from the Office of the Chief Scientist for selected research and development projects.  In 2008 and 2009, we received the approval of the Office of the Chief Scientist for new research and development grants in the aggregate amount of $158,000 and $304,000, respectively.  We did not receive any grants from the Office of the Chief Scientist in 2010.  See Item 5C. “Operating and Financial Review and Prospects - Research and Development” for additional details on the grants that we have received and our contingent liability to the Office of the Chief Scientist.

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

Pursuant to the treaty between the government of the United States of America and the government of Israel with respect to taxes on income, as amended, or the U.S.-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, or Treaty U.S. Resident, generally, will not be subject to the Israeli capital gains tax.  Such exemption will not apply if (i) the Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

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

Israeli Transfer Pricing Regulations

The Income Tax Regulations (Determination of Market Terms), November 2006, promulgated under Section 85A of the Tax Ordinance, generally require that all cross-border transactions carried out between related parties be conducted on an arm’s length basis and be taxed accordingly.

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

Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder through 2012 will be subject to tax at a reduced maximum tax rate of 15 percent. The rate reduction does not apply to dividends received from passive foreign investment companies, see discussion below.  Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the "Treaty") or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met.  We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States.  However, no assurance can be given that the ordinary shares will remain readily tradable.  The rate reduction does not apply unless certain holding period requirements are satisfied.  With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.  The rate reduction also does not apply in respect of certain hedged positions or in certain other situations.  The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate.  U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income.  As a result of our relatively substantial cash position at the time, we believe that we were a PFIC in certain periods in the past under a literal application of the asset test described above, which looks solely to the market value of our assets.  We do not believe that we were a PFIC in 2010.  Certain U.S. holders may have been eligible to elect to be treated as if they had sold their ordinary shares when we ceased to be a PFIC.  Any holders who validly made such an election will not be treated as holding shares in a PFIC unless we again become a PFIC at a future time.  U.S. Holders who held our ordinary shares during any period when we were a PFIC will generally be subject to the tax treatment described below, even in years when we are not classified as a PFIC.

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

ITEM 11.                QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Exposure To Market Risks

We are exposed to a variety of risks, including changes in interest rates affecting primarily interest received on short-term deposits and foreign currency fluctuations.  We attempt to limit our exposure to currency exchange rate risk by using various hedging techniques, including forward and option contracts.  However, we cannot eliminate the effects of currency fluctuations altogether.  Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.

We carry out transactions involving foreign currency exchange derivative financial instruments.  The transactions are designed to hedge our exposure in NIS against the U.S. dollar.  We recognize derivative instruments as either assets or liabilities and measure those instruments at fair value in accordance with FASB ASC 815.  If a derivative meets the definition of a cash flow hedge and is so designated, changes in the fair value of the derivative are recognized in other comprehensive income until the hedged item is recognized in earnings.  The ineffective portion of a derivative designated as a hedge is recognized in earnings.  If a derivative does not meet the definition of a hedge, the changes in the fair value are included in earnings.

As of December 31, 2010, we had $300,000 of outstanding call and put option contracts.  These contracts are for periods of up to one month.  Our accumulated other comprehensive income as of such date does not include any unrealized gain on the call and put option contracts.  In 2010, we entered into call and put option contracts in the amount of $3.8 million that converted a portion of our floating currency liabilities to a fixed rate basis for a six-month period, thus reducing the impact of the currency changes on our cash flows.  In 2010, we recorded a profit of $11,000 with respect to the above transactions, which is presented in our statements of operations as financial expense, net.  Our call and put option contracts do not qualify as hedging instruments under ASC 815 “Derivatives and Hedging,” as amended.

Foreign Currency Exchange Risk

We have operations in several countries in connection with the sale of our products.  A substantial portion of our sales and expenditures are denominated in dollars.  We have mitigated, and expect to continue to mitigate, a portion of our foreign currency exposure through salaries, marketing and support operations in which all costs are local currency based.  As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the Euro and NIS).  A hypothetical 10% movement in foreign currency rates (primarily the Euro and NIS) against the dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in expected 2011 sales revenues of approximately $180,000.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2010, our internal control over financial reporting was effective.

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

Independent Registered Public Accounting Firm Fees

The following table sets forth, for each of the years indicated, the billed fees by our principal independent registered public accounting firm.  All of such fees were pre-approved in advance by our Audit Committee.

	Year Ended December 31,
Services Rendered	2009	2010
Audit (1)	$104,000	$100,000
______________
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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

Neither we nor any affiliated purchaser has purchased any of our ordinary shares during 2010.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Under NASDAQ Listing Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Listing Rules.  A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ rules must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  We have provided NASDAQ with notices of non-compliance with respect to the following NASDAQ rules:

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

PART III

ITEM 17.                FINANCIAL STATEMENTS

No applicable.

ITEM 18.                FINANCIAL STATEMENTS

Consolidated Financial Statements

Index to Consolidated Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 -F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Changes in Shareholders’ Equity	F-6 - F-7
Consolidated Statements of Cash Flows	F-8 - F-9
Notes to Consolidated Financial Statements	F-10 - F-44

ITEM 19.                EXHIBITS

Exhibit	Description

1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant (1)

1.3	Amendment to Articles of Association of the Registrant (2)

2.1	Specimen of Ordinary Share Certificate (1)

4.1	1996 Employee Stock Option Plan (1)

4.2	2003 Israeli Share Option Plan (3)

4.3	2006 Stock Option Plan (4)

8.1	List of Subsidiaries of the Registrant

11.1	Code of Ethics (5)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global

15.2	Consent of BDO Limited (relating to MTS Asia Ltd.)

_________________

(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-1, registration number 333-05814, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(2)	Filed as Exhibit 1.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009, and incorporated herein by reference.

(3)	Filed as Exhibit 10.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.

(4)	Filed as Appendix B to Item 1 of the Registrant’s Report on Form 6-K for the month of June 2006 submitted on June 23, 2006, and incorporated herein by reference.

(5)	Filed as Exhibit 14.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MER TELEMANAGEMENT SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of Mer Telemanagement Solutions Ltd. ("the Company") and its subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of MTS Asia Ltd., a wholly-owned subsidiary, which statements reflect total assets of 2% and 3% as of December 31, 2009 and 2010, respectively, and total revenues of 3% for the years ended December 31, 2009 and 2010, of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to amounts included for MTS Asia Ltd., is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31, 2011	A Member of Ernst & Young Global

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2009	2010

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,173	$2,124
Restricted marketable securities (Note 3)	227	147
Trade receivables (net of allowance for doubtful accounts of $ 436 and $ 388 at December 31, 2009 and 2010, respectively)	781	1,251
Other accounts receivable and prepaid expenses (Note 4)	376	174
Inventories	39	17

Total current assets	3,596	3,713

LONG-TERM ASSETS:
Lease deposits	31	4
Deferred income taxes (Note 10)	35	33
Severance pay fund	767	798

Total long-term assets	833	835

PROPERTY AND EQUIPMENT, NET (Note 6)	175	165

OTHER ASSETS:
Other intangible assets, net (Note 7a)	1,807	1,415
Goodwill	3,479	3,479

Total other assets	5,286	4,894

Total assets	$9,890	$9,607

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2009	2010
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$411	$305
Accrued expenses and other liabilities (Note 8)	2,269	2,085
Deferred revenues	2,741	2,452
Liabilities of discontinued operations	283	351

Total current liabilities	5,704	5,193

LONG-TERM LIABILITIES:
Accrued severance pay	1,071	1,051

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)

SHAREHOLDERS' EQUITY (Note 12):
Share capital -
Ordinary shares of NIS 0.01 par value - Authorized: 12,000,000 shares at December 31, 2009 and 2010; Issued: 4,464,376 and 4,464,457 shares at December 31, 2009 and 2010, respectively; Outstanding: 4,458,976 and 4,459,057 shares at December 31, 2009 and 2010, respectively	13	13
Additional paid-in capital	19,577	19,676
Treasury shares (5,400 Ordinary shares at December 31, 2009 and 2010)	(29)	(29)
Accumulated other comprehensive income (loss)	23	(4)
Accumulated deficit	(16,469)	(16,293)

Total shareholders' equity	3,115	3,363

Total liabilities and shareholders' equity	$9,890	$9,607

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2008	2009	2010
Revenues (Note 13):
Product sales	$5,127	$5,449	$4,409
Services	3,308	5,911	7,230

Total revenues	8,435	11,360	11,639

Cost of revenues:
Product sales	1,487	1,835	1,508
Services	780	1,942	2,693

Total cost of revenues	2,267	3,777	4,201

Gross profit	6,168	7,583	7,438

Operating expenses:
Research and development, net	2,688	1,888	1,547
Selling and marketing	1,651	2,863	2,584
General and administrative	3,065	3,618	3,016

Total operating expenses	7,404	8,369	7,147

Operating income (loss)	(1,236)	(786)	291
Financial income (expenses), net	24	(31)	-
Capital gain on sale of investment in affiliate	398	-	-

Income (loss) before taxes on income	(814)	(817)	291
Taxes on income, net (Note 10)	108	20	47

Net income(loss) from continuing operations	(922)	(837)	244

Net loss from discontinued operations	(38)	(40)	(68)

Net income (loss)	$(960)	$(877)	$176

Net earnings (loss) per share:
Basic and diluted net earnings (loss) per Ordinary share from continuing operations	$(0.28)	$(0.19)	$0.05

Basic and diluted net loss per Ordinary share from discontinued operations	$(0.02)	$(0.01)	$(0.01)
Basic and diluted net income (loss) per share	$(0.30)	$(0. 20)	$0.04
Weighted average number of Ordinary shares used in computing basic and diluted net earnings(loss) per share	3,264,918	4,458,976	4,459,049

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

					Accumulated
			Additional		other		Total	Total
	Share capital		paid-in	Treasury	comprehensive	Accumulated	comprehensive	shareholders'
	Number	Amount	capital	shares	income (loss)	deficit	income (loss)	equity

Balance as of January 1, 2008	2,886,923	$8	$16,210	$(29)	$12	$(14,632)		$1,569
Issuance of shares, net of issuance cost in the amount of $ 13	484,745	2	985	-	-	-		987
Issuance of shares for AnchorPoint acquisition	1,087,308	3	2,124	-	-	-		2,127
Stock-based compensation related to options issued to employees	-	-	104	-	-	-		104
Other comprehensive loss:
Unrealized losses on available-for-sale marketable securities, net	-	-	-	-	(11)	-	$(11)	(11)
Foreign currency translation adjustments	-	-	-	-	(17)	-	(17)	(17)

Total other comprehensive loss							(28)
Net loss	-	-	-	-	-	(960)	(960)	(960)

Total comprehensive loss							$(988)

Balance as of December 31, 2008	4,458,976	13	19,423	(29)	(16)	(15,592)		3,799
Share issuance costs- AnchorPoint acquisition	-	-	(5)	-	-	-		(5)
Stock-based compensation related to options issued to employees	-	-	159	-	-	-		159
Other comprehensive loss:
Unrealized gains on available-for-sale marketable securities, net	-	-	-	-	43	-	$43	43
Foreign currency translation adjustments	-	-	-	-	(4)	-	(4)	(4)
Total other comprehensive income							39
Net loss	-	-	-	-	-	(877)	(877)	(877)

Total comprehensive loss							$(838)

Balance as of December 31, 2009	4,458,976	13	19,577	(29)	23	(16,469)		3,115

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

						Accumulated
				Additional		other		Total	Total
	Share capital			paid-in	Treasury	comprehensive	Accumulated	comprehensive	shareholders'
	Number	Amount		capital	shares	income (loss)	deficit	income (loss)	equity

Balance as of December 31, 2009	4,458,976	13		19,577	(29)	23	(16,469)		3,115
Issuance of shares	81	*	)-	-	-	-	-		*	)-
Stock-based compensation related to options issued to employees	-	-		99	-	-	-		99
Other comprehensive loss:
Losson sale of available-for-sale marketable securities, net	-	-		-	-	(27)	-	$(27)	(27)

Total other comprehensive loss								(27)
Net income	-	-		-	-	-	176	176	176

Total comprehensive income								$149

Balance as of December 31, 2010	4,459,057	$13		$19,676	$(29)	$(4)	$(16,293)		$3,363

Accumulated foreign currency translation adjustments as of December 31, 2010						$(21)
Accumulated unrealized gains from available-for-sale marketable securities						17

Accumulated unrealized losses						$(4)

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010
Cash flows from operating activities:

Net income (loss)	$(960)	$(877)	$176
Net loss from discontinued operations	38	40	68

Net income (loss) from continuing operations	(922)	(837)	244
Adjustments required to reconcile net income(loss) from continuing operations to net cash provided by (used in) operating activities:
Gains on sale of available-for-sale marketable securities	(18)	(2)	(38)
Capital gain on sale of investment in affiliate	(398)	-	-
Depreciation and amortization	365	540	489
Loss on sale of property and equipment	-	1	-
Deferred income taxes, net	104	5	2
Employee stock-based compensation	104	159	99
Accrued severance pay, net	(4)	(119)	(51)
Decrease (increase) in trade receivables, net	494	536	(470)
Decrease (increase) in other accounts receivable and prepaid expenses	228	(61)	211
Decrease (increase) in inventories	(32)	69	22
Decrease in trade payables	(143)	(154)	(106)
Decrease in accrued expenses and other liabilities	(494)	(41)	(184)
Increase (decrease) in deferred revenues	731	418	(289)

Net cash provided by (used in) operating activities from continuing operations	15	514	(71)
Net cash provided by (used in) operating activities from discontinued operations	(21)	44	-

Cash flows from investing activities:

Proceeds from sale of property and equipment	-	7	-
Proceeds from sale of affiliate and other investments	654	-	-
Purchase of property and equipment	(48)	(130)	(87)
Investment in lease deposits, net	37	(29)	6
Investment in available-for-sale marketable securities	(200)	(182)	(170)
Proceeds from sale of available-for-sale marketable securities	180	196	261
Earn-out payment for acquisition of certain assets and liabilities of TelSoft	(406)	-	-
Acquisition of certain assets and liabilities of AnchorPoint (a)	26	-	-
Transaction costs related to AnchorPoint acquisition	-	(201)	-
Loans granted to employees, net	(41)	(5)	12

Net cash provided by (used in) investing activities	202	(344)	22

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010
Cash flows from financing activities:

Repayment of long-term loans	(583)	-	-
Share issuance costs - AnchorPoint acquisition	937	(5)	-

Net cash provided by (used in) financing activities from continuing operations	354	(5)	-
Net cash provided by (used in) financing activities from discontinued operations	22	(45)	-

Increase (decrease) in cash and cash equivalents	572	164	(49)
Cash and cash equivalents at the beginning of the year	1,437	2,009	2,173

Cash and cash equivalents at the end of the year	$2,009	$2,173	$2,124

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Interest	$3	$2	$-

Income taxes	$5	$-	$15

(a)	In conjunction with the acquisitions, the fair values of assets acquired and liabilities assumed at the date of acquisition were as follows (see Note 1c):

	Working capital (excluding cash and cash equivalents)	$(239)
	Property and equipment	71
	Issuance of shares	(2,127)
	Goodwill	683
	Developed technology	987
	Brand name	229
	Customer relationship	370

	Total cash provided during the year	$(26)

(b)	Supplemental disclosure of non-cash activities :

	Issuance of shares	$50
	Issuance of shares for AnchorPoint acquisition	$2,127

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-       GENERAL

a.
Mer Telemanagement Solutions Ltd. ("the Company" or "MTS") was incorporated on December 27, 1995. MTS and its subsidiaries ("the Group") design,develop market and support a comprehensive line of telecommunication management and customer care & billing ("CC&B") solutions that enable business organizations and other enterprises to improve the efficiency and performance of all intellectual property ("IP") operations, and reduce associated costs. The Group products include call accounting and management products, fault management systems and web based management solutions for converged voice, voice over Internet Protocol, IP data and video and CC&B solutions.

The Company's wholly-owned subsidiaries in the United States and Hong Kong, namely, MTS IntegraTRAK Inc and MTS Asia Ltd., respectively, act as marketing and customer service organizations in those countries.

In March 2009, the Company discontinued the operations of TABS Brazil Ltda. Accordingly, TABS Brazil Ltda.'s results of operations were classified as discontinued operations in the statement of operations and prior periods' results have been reclassified accordingly. In addition, the comparative data of the liabilities have been reclassified and liabilities attributable to discontinued operations in the balance sheet. There are no assets from discontinued operations as of December 31, 2009 and 2010.

The results of operations for TABS Brazil Ltda. for the years ended December 31, 2008, 2009 and 2010, which were reported separately as discontinued operations in the consolidated statements of income, are summarized as follows:

	Year ended December 31,
	2008	2009	2010

Revenues	$316	$74	$-
Total operating expenses	276	51	68

Operating income (loss)	(14)	23	(68)
Financialincome (expenses)	(24)	-	-
Other income (loss)	-	(63)	-

Net loss from discontinued operations	$(38)	$(40)	$(68)
Basic and diluted net loss per Ordinary share from discontinued operations	$(0.02)	$(0.01)	$(0.01)

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

Revenues from a major customer accounted for 24%, 12% and13% of total revenues for the years ended December 31, 2008, 2009 and 2010, respectively.

c.
On December 23, 2008, the Company and AnchorPoint, Inc. ("AnchorPoint") entered into an asset purchase agreement ("the AnchorPointAPA"). AnchorPoint is a provider of TEM solutions to enterprises and the acquisition enabled the Company to enhance its product offering as well as to increase its customer base. Under the terms of the AnchorPoint APA, the Company acquired certain assets and assumed certain liabilities of AnchorPoint in consideration of 1,087,308 Ordinary shares, par value NIS 0.01 per share, of MTS. The transaction related expenses amounted to $ 219. The consideration was paid as follows:

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

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period.Actual results could differ from those estimates.

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

ASC 320 provides guidance for determining when an investment in equity securities is considered impaired, whether impairment is other-than-temporary, and for measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment's cost and its fair value.

The Company applies ASC 320-10-65-1, "Recognition and Presentation of Other-Than-Temporary Impairments", according to which other-than-temporary impairment loss is recognized in earnings if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it still needs to evaluate expected cash flows to be received and determines if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings. Amounts relating to factors other than credit losses are recorded in other comprehensive income (loss).

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

As of December 31, 2009 and 2010, the inventory is composed of finished products. Finished products are recorded on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Investment in other companies:

The investment in these companies is stated at cost, because the Group does not have the ability to exercise significant influence over operating and financial policies of those investments. The Company's investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with ASC 323. During 2008, the Company recorded a gain of $ 398 from the sale of investments in other companies (see also Note 5).

h.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, over the estimated useful lives of the assets, at the following annual depreciation rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 20 (mainly 7%)
Leasehold improvements	Shorter of useful life or lease term

i.	Impairment of long-lived assets:

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2008, 2009 and 2010, no impairment losses were recorded.

j.	Goodwill:

Goodwill reflects the excess of the purchase price of an acquired business over the fair value of net assets acquired. The Company adopted Statement of Financial Accounting Standards ASC 350,"Intangibles - Goodwill and Other". Under ASC 350, goodwill is tested for impairment at least annually (or more frequently if impairment indicators arise).

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company performs its annual impairment analysis of goodwill as of September 30 of each year, or more often if there are indicators of impairment present. The provisions of ASC 350 require that the impairment test be performed on goodwill at the level of the reporting units. Each time the Company performs the test, it compares the fair value of each reporting unit to its carrying value. The Company estimates the fair value of the reporting unit by using discounted cash flows and market capitalization. Significant estimates used in the evaluation include estimates of future cash-flows, future short-term and long-term growth rates, and weighted average cost of capital for the reporting unit.In such a test, if the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and the Company is not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then the Company must perform a second analysis in order to determine the implied fair value of goodwill, and record an impairment loss equal to the difference between the carrying value of the goodwill and its implied fair value. To determine the fair value used in the first step, the Company uses discounted cash flows. If and when the Company is required to perform the second analysis, determining the fair value of its net assets and its off-balance sheet intangibles would require it to make judgments that involve the use of significant estimates and assumptions. The Company performed its annual impairment test as of September 30, 2010. In addition, for the period from September 30, 2010 until December 31, 2010, no events occurred or circumstances changed that reduced the fair value of the reporting unit below its carrying value.During 2008, 2009 and 2010, no impairment losses were identified.

k.	Intangible assets:

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

Developed technology is amortized over a period of four-to-eight years, customer relationship is amortized over a period of sixtoeight years and brand name is amortized over a period of eleven years. During 2008, 2009 and 2010, no impairment losses were identified.

l.	Revenue recognition:

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

Revenues for hosting and managed services are recognized based on SAB 104 and ASC 605-25, when delivery has occurred or services have been rendered, the fee is fixed and determinable, collectability is probable and persuasive evidence of an arrangement exists. These revenues are recognized as one unit of accounting, on a straight-line basis over the term of the last undelivered element.

Deferred revenues include unearned amounts received under maintenance and support contracts, not yet recognized as revenues.

Revenues from billing products which involve significant customization of the Company's software to customer specifications are recognized in accordance with ASC 605-35, using contract accounting on a percentage of completion method, over the period from signing of the license to customer acceptance in accordance with the "Input Method". The amount of revenue recognized is based on the total arrangement and the percentage of completion achieved. The percentage of completion is measured by monitoring progress using records of actual costs incurred to date in the project compared with the total estimated project costs. Estimates of total project costs are based on prior experience of customization, delivery and acceptance of the same or similar technology and are reviewed and updated regularly by management.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2009 and 2010, no such estimated losses were identified.

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

m.	Research and development costs: ASC 985, "Software", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

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

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Income taxes:

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

p.	Accounting for stock-based compensation:

The Company applies ASC 718, and ASC 505-50, "Equity-Based Payments to Non-Employees", with respect to options and warrants issued to non-employees. ASC 718 requires the use of an option valuation model to measure the fair value of the options and warrants at the measurement date as defined in ASC 505-50.

ASC 718 requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model, where applicable. Share-based compensation expense recognized in the Company's consolidated statements of operations for 2008, 2009 and 2010 include compensation expense for share-based awards granted based on the grant date fair value estimated in accordance with the provisions of ASC 718.

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
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option pricing model for service options. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility is calculated based upon actual historical stock price movements over historical period equivalent to the option's expected term. The expected term of options granted represents the period of time that options granted are expected to be outstanding, and is determined based on the simplified method in accordance with SAB No. 110. The Company continues to use the simplified method as it has determined that sufficient data is not available to develop an estimate of the expected option term based upon historical participant behavior. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value for options granted in 2008, 2009 and 2010 is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,
Employee stock options	2008	2009	2010

Expected volatility	70%	81.4%	94.5%
Risk-free interest	2-2.7%	1.7%	1.0%
Dividend yield	0%	0%	0%
Expected life (years)	2-4	3.75	3.75

q.	Fair value of financial instruments:

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, other accounts receivable and trade payables approximate their fair value, due to the short-term maturity of such instruments.

The Company applies ASC 820 (formerly "SFAS 157").ASC 820clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

Assets measured at fair value under ASC 820on a recurring basis as of December 31, 2010 were presented inthe Company's consolidated balance sheet as follows:

	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Restricted marketable securities	$147	$147	$-	$-

r.	Severance pay:

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

Severance expense for the years ended December 31, 2008, 2009 and 2010 amounted to approximately $ 227, $ 157 and$ 136, respectively.

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

The customers of the Company are located mainly in the United States and Europe (see Note 13). The Company performs ongoing credit evaluations of its customers. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection according to management estimates.

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

t.	Basic and diluted net earnings (loss) per share:

The Company accounts for net earnings (loss) per share based on ASC 260,"Earning Per Share", which requires companies to compute earnings per share under two different methods, basic and diluted earnings per share, and to disclose the methodology used for the calculations. Basic earnings per share are calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding and the effect of dilutive potential shares of Ordinary shares considered outstanding during the period.

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. In 2008,2009 and 2010, all outstanding stock options have been excluded from the calculation of the diluted net earnings (loss) per Ordinary share since those options were anti-dilutive for the period.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Derivatives and hedging:

Accounting Codification Statement No. 815 (formerly SFAS No. 133), "Derivatives and Hedging", as amended, requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. The Company uses derivatives to hedge certain cash flow foreign currency exposures in order to further reduce the Company's exposure to foreign currency risks.

The Company enters into put option contracts to hedge certain transactions denominated in foreign currencies. The purpose of the Company's foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. The Company's put option contracts did not qualify as hedging instruments under ASC 815.

Changes in the fair value of put option contracts are reflected in the consolidated statements of operations as financial income or expense.

In 2010, the Company entered into call and put option contracts in the amount of $3,800 that converted a portion of its floating currency liabilities to a fixed rate basis for a six-month period, thus reducing the impact of the currency changes on the Company's cash flow. In 2010, the Company recorded a profit of $ 11, with respect to the above transactions, presented in the statements of operations as financial expense, net.

v.	Impact of recently issued accounting standards:

In October 2009, the FASB issued ASU 2009-13, "Multiple-Deliverable Revenue Arrangements (Amendments to FASB ASC Topic 605, "Revenue Recognition")" ("ASU 2009-13") and ASU 2009-14, "Certain Arrangements That Include Software Elements (Amendments to FASB ASC Topic 985, "Software")" ("ASU 2009-14"). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. ASU 2009-13 and ASU 2009-14 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company has not early adopted the guidance. The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Adoption of new accounting standards:

ASU 2010-06 - In January 2010, the FASB updated the "Fair Value Measurements Disclosures" codified in ASC 820. More specifically, this update require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to the Company, this update became effective as of the first quarter ended December 31, 2010, except for the gross presentation of the Level 3 roll forward information, which is required for the annual reporting as of December 31, 2010.

The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

ASU 2010-09 - In February 2010, the FASB issued ASU 2010-09 - "Amendments to Certain Recognition and Disclosure Requirementsof Subsequent Events"codified in ASC 855. This update removes the requirement to disclose the date through which subsequent events wereevaluated in both originally issued and reissued financial statements for "SEC Filers."Nevertheless still requires the Companyto evaluate subsequent events through the date that the financialstatements are issued.The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

ASU 2010-28 - In December 2010, the EITF issued ASU 2010-28, "When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts" codified in ASC 350, "Intangibles - Goodwill and Other". Under ASC 350, testing for goodwill impairment is a two-step test, in which Step 1 compares the fairvalue of the reporting unit to its carrying amount. If the fair value of the reporting unit is less than itscarrying value, Step 2 is completed to measure the amount of impairment, if any. This ASU modifiesStep 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. Forthose reporting units, an entity is required to perform Step 2 if it appears more likely than not that goodwill impairment exists. In determining whether it is more likely than not that goodwill impairmentexists, an entity would consider whether there are any adverse qualitative factors indicating that impairment may exist (e.g., a significant adverse change in the business climate).The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-       RESTRICTED MARKETABLE SECURITIES

The following is a summary of the Company's investment in marketable securities:

	December 31, 2009				December 31, 2010
	Amortized	Gross unrealized	Gross unrealized	Fair market	Amortized	Gross unrealized	Gross unrealized	Fair market
	cost	gains	losses	value	cost	gains	losses	value
Available-for-sale:

Equity securities	$50	$34	$(1)	$83	$34	$7	$-	$41
Corporate bonds	61	4	-	65	87	10	-	97
IsraeliGovernment debt	72	7	-	79	9	-	-	9

	$183	$45	$(1)	$227	$130	$17	$-	$147

The gross realized gains on sales of available-for-sale securities of $ 18, $ 2 and$ 39 in 2008, 2009 and 2010, respectively, were recorded in financial income. The net adjustment to unrealized holding gains (losses) on available-for-sale securities included as a separate component of shareholders' equity, "Accumulated other comprehensive income (losses)" amounted to $ (11), $ 43 and$ (27) in 2008, 2009 and 2010, respectively.

There are no unrealized losses as of December 31, 2010.

The amortized cost and fair value of debt and securities as of December 31, 2009 and 2010, by contractual maturity, are shown below.

	December 31, 2009		December 31, 2010
	Amortized cost	Fair market value	Amortized cost	Fair market value

Matures up to one year	$28	$37	$-	$-
Matures after one year through five years	91	99	46	51
Matures after five years	30	31	50	55
Equity securities - no definite maturity date	34	60	34	41

Total	$183	$227	$130	$147

The marketable securities are restricted in order to secure the Company's obligations under one of its office leases.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-       OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2009	2010

Grants receivable from the Office of the Chief Scientist	$182	$55
Government authorities	14	9
Prepaid expenses	81	16
Deposits	79	69
Others	20	25

	$376	$174

NOTE 5:-       INVESTMENTS IN OTHER COMPANIES

a.
On December 10, 2007, the Company was notified that a privately-owned leading online advertising company, in which the Company held an approximate 1% ownership interest, was sold to a third party andthe proceeds attributable to the Company amounted to approximately $ 36. The transaction was consummated on December 31, 2007, following the approval of the shareholders of the online advertising company and therefore was classified as other accounts receivable. As a result, the Company recorded a capital loss in the amount of $ 63. During 2008, the Company received additional earn out proceeds related to the transaction in the amount of $ 16 and recorded a capital gain in the amount of $ 16.

b.
On February 4, 2008, the Company consummated the sale of its ownership interest in cVidya Networks Inc. to a third party, in consideration of approximately $ 603. This consideration resulted in a capital gain of $ 382 in 2008.

NOTE 6:-       PROPERTY AND EQUIPMENT

	December 31,
	2009	2010
Cost:

Computers and peripheral equipment	$1,303	$514
Office furniture and equipment	495	159
Leasehold improvements	45	50

	1,843	723

Accumulated depreciation	1,668	558

Depreciated cost	$175	$165

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-       PROPERTY AND EQUIPMENT (Cont.)

The depreciation expense for the years ended December 31, 2008, 2009 and 2010 amounted to $ 175, $ 149 and $ 97, respectively. During 2010, the Company wrote-off fully amortized property and equipment in a gross amount of $ 1,197.

NOTE 7:-       OTHER INTANGIBLE ASSETS

a.	Other intangibles consist of the following:

	December 31,
	2009	2010
Cost:
Development technology	$2,170	$2,170
Customer relationships	1,015	1,015
Brand name	229	229

	3,414	3,414
Accumulated amortization:
Development technology	1,166	1,357
Customer relationships	420	600
Brand name	21	42

	1,607	1,999

Amortized cost	$1,807	$1,415

b.	Amortization expense amounted to $ 193, $ 391 and$ 392 for the years ended December 31, 2008, 2009 and 2010, respectively.

c.	Estimated amortization expense for:

Year ended December 31,

2011	$365
2012	292
2013	190
2014	177
2015-2020	391

$1,415

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-       ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2009	2010

Employees and payroll accruals	$682	$763
Institutions and income tax payable	497	481
Accrued expenses	842	634
Related parties	248	207

	$2,269	$2,085

NOTE 9:-       COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its subsidiaries lease office space and motor vehicles through operating leases.

The facilities of the Company and its subsidiaries are leased for periods ending February2011through February 2014.

Future minimum lease commitments under non-cancelable operating leases as of December 31, 2010 are as follows:

2011	$471
2012	306
2013	106
2014	12

$895

Lease expense for the years ended December 31, 2008, 2009 and 2010was approximately $ 914, $855 and $ 873, respectively.

b.	Royalty commitments:

1.
The Company is committed to pay royalties to the Office of the Chief Scientist ("OCS") of the Ministry of Industry, Trade and Labor of the Government of Israel on proceeds from sales of products resulting from the research and development projects in which the government participated. In the event that development of a specific product in which the OCS participated is successful, the Company will be obligated to repay the grants through royalty payments at the rate of 3% to 5% based on the sales of the Company, up to 100%-150% of the grants received linked to the dollar.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-       COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

As of December 31, 2010, the Company had a contingent liability to pay royalties in the amount of approximately $ 9,700. The obligation to pay these royalties is contingent upon actual sales of the products and, in the absence of such sales, no payment is required.

The Company has paid or accrued royalties in its cost of revenues relating to the repayment of such OCS grants in the amount of $312, $279 and $242 for the years ended December 31, 2008, 2009 and 2010, respectively.

2.
The Israeli Government, through the Fund for Encouragement of Marketing Activities, awarded the Company grants for participation in foreign marketing expenses. The Company is committed to pay royalties at the rate of 3% of the increase in export sales, up to the amount of the grants received linked to the U.S. dollar. As of December 31, 2010, the Company had a contingent obligation to pay royalties in the amount of $ 259. In 2008, 2009 and 2010, the Company didnot sell any products subject to the above royalty payments.

c.	Claims and demands:

1.
In April 2002, the Tax Authorities in Israel issued to the Company a demand for a tax payment, for the period of 1997-1999, in the amount of approximately NIS 6,000thousand ($ 1,691 as of December 31, 2010).

The Company has appealed to the Israeli Tel Aviv District Court in respect of the abovementioned tax demand. The Company believes that certain defenses can be raised against the demand of the Tax Authorities. The Company has recorded as a provision the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the Tax Authorities (see also Note 10h).

2.
The Company is a party to various other claims that arise in the ordinary course of business. Accordingly, the Company recorded a provision of  approximately $150 in respect of such claims in accordance with ASC 450,"Contingencies", based onthe opinion ofCompany's management and its legal advisors.

3.
During August 2007, TABS Brazil was ordered by the Labor Law Court in Brazil to pay approximately $ 101 to one of its former employees. TABS Brazil has filed an appeal against the Labor Law Court ruling. The Company recorded a provision in its financial statements for the total amount of the claim.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-       COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

4.
In 2010, Asentinel, a competitor of theCompany ("the plaintiff" or "Asentinel"), filed a patent infringement complaintin the United States District Court against the Info Group Inc.(formerly AnchorPoint, Inc.) from whichthe Company purchased certain assets in December 2008. In February 2011, the plaintiff filed a motion for leave to file an amended complaint to add the Company and its U.S. subsidiary as defendants, which motion has been granted in March 2011. The amended complaint seeks damages and injunctive relief for the alleged infringement of Asentinel's TEM patents. The complaint does not specify any specific amount of damages due to the plaintiff, and the Company is unable to assess the amount of damages claimed or to provide a reasonable range of such damages.The management, based on its legal counsel's opinion, believes that it has good arguments for invalidating the patents, which form the basis for Asentinel's patent infringementclaim.Accordingly, no provision was recorded in accordance with ASC 450, "Contingencies".

d.	Guarantees:. The Company provided a bank guarantee in the amount of $ 117 to secure its obligations under one of its lease agreements, see also Note 3.

NOTE 10:-     TAXES ON INCOME

a.	Israeli taxation:

1.
Corporate tax rates:

The rate of the Israeli corporate tax is as follows: 2008 - 27%, 2009 - 26%, 2010 - 25%.  Tax at a reduced rate of 25% applies on capital gains arising after January 1, 2003, instead of the regular tax rate. In July 2009, the "Knesset" (Israeli Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting in 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

2.
Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

The Law empowers the Israeli Investment Center to grant Approved Enterprise status to capital investments in production facilities that meet certain relevant criteria ("Approved Enterprise"). In general, such capital investments will receive Approved Enterprise status if the enterprise is expected to contribute to the development of the productive capacity of the economy, absorption of immigrants, creation of employment opportunities, or improvement in the balance of payments.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-     TAXES ON INCOME (Cont.)

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

Accordingly, the Company's income attributed to the Approved Enterprise under the alternative package is tax exempt for a period of two years, commencing with the year the Company earns taxable income ("the tax exempt years"), and subject to corporate tax at the rate of 10% - 25% (depending on the rate of foreign holdings in the Company), for additional periods of five to eight years.

In the event of distribution of dividends from such tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise's income.

The duration of tax benefits, for each of the programs is subject to limitations of the earlier of 12 years from completion of the investment or commencement of production, or 14 years from receipt of approval, as an Approved Enterprise under the Law ("the years limitation"). Please note that the years limitation does not apply to the tax exempt years.

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

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-     TAXES ON INCOME (Cont.)

On April 1, 2005, an amendment to the Law came into effect ("the Amendment") and has significantly changed the provisions of the Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a "Privileged Enterprise" (rather than the previous terminology of Approved Enterprise), such as a provision requiring that at least 25% of the "Privileged Enterprise's" income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies are no longer required for Investment Center approval in order to qualify for tax benefits. The period of tax benefits for a new "PrivilegedEnterprise" commences in the "Year of Election". This year is the later of: (1) the year in which taxable income is first generated by the Company, or (2) the Year of Election.

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

In addition, dividend distributed by an Approved Enterprise and "PrivilegedEnterprise" will be subject to withholding tax of 15%.

The Company's board of directors has determined that it would not distribute any amounts of its undistributed tax exempt income as dividends. The Company intends to reinvest the amount of its tax exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise" as the undistributed tax exempt income is essentially permanent in duration.

Income from sources other than the Approved Enterprise is subject to tax at a regular Israeli corporate tax rate.

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Efficiency for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments in the Investment Law. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15%, 2013 and 2014 - 12.5% and in 2015 and thereafter - 12%.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-     TAXES ON INCOME (Cont.)

The Company is not in development area A. The Company is examining the possible effect of the Amendment on its financial statements, if at all, and has not yet decided whether to apply the Amendment.

3.	Tax assessments: With regard to the claim from the Tax Authorities in Israel, see Note 9c(1). The Company has received final tax assessments until the 2006tax year.

4.
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

5.
Tax Benefits for Research and Development:

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

The OCS has approved some of the Company's research and development programs and the Company has been able to deduct, for tax purposes, a portion of its research and development expenses net of the grants received. Other research and development expenses that are not approved may be deducted for tax purposes in three equal installments during a three-year period.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-     TAXES ON INCOME (Cont.)

b.	Income taxes on non-Israeli subsidiaries: Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

c.	Net operating loss carryforwards:

As of December 31, 2010, the Company and its subsidiaries in Hong Kong and the U.S. have an estimated total amount of available carryforward tax losses of approximately $ 21,300, $ 190and $ 545, respectively to offset against future taxable profits. The operating tax loss carryforwards in Israel and in Hong Kong may be offset indefinitely against operating income. In addition, as of December 31, 2010, the Company has capital losses in the amount of approximately $420 that can be carried forward indefinitely.

MTS IntegraTRAK is subject to U.S. income taxes and has net operating loss carryforwards of approximately $ 545as of December 31, 2010, which expire in the years 2021to 2028. The Company's management believes that utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

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

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-     TAXES ON INCOME (Cont.)

	December 31,
	2009	2010

Tax loss carryforwards	$5,137	$5,675
Allowances for doubtful accounts and accruals for employee benefits	167	235
Goodwill	(235)	(326)
Other intangible assets	199	247
Depreciation and accruals for interest	392	408

Net deferred tax asset before valuation allowance	5,660	6,239
Valuation allowance	(5,625)	(6,206)

Net deferred income taxes	$35	$33

Presented as follows:

Current assets - foreign	$-	$-

Long-term assets - foreign	$35	$33

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

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-     TAXES ON INCOME (Cont.)

e.
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2008	2009	2010
Income (loss) before taxes on income, net, as reported in the statements of operations	$(852)	$(857)	$223

Tax rates	27%	26%	25%

Theoretical tax expense(benefit)	$(230)	$(223)	$56
Increase (decrease) in taxes resulting from:
Effect of different tax rates	(32)	35	21
Tax adjustment in respect of inflation in Israel and others	(35)	-	-
U.S. state tax	-	-	8
Utilization of carryforward tax losses for which valuation allowance was provided	(134)	(94)	(16)
Non-deductible expenses and tax exempt income	192	52	2
Taxes and deferred taxes in respect of previous years	260	28	15
Change in provision for uncertain tax positions	-	-	25
Deferred taxes for which valuation allowance was provided	87	222	(64)

Taxes on income, net, as reported in the statements of operations	$108	$20	$47

f.	Income (loss) before income taxes is comprised as follows:

	Year ended December 31,
	2008	2009	2010

Domestic	$(1,183)	$(1,018)	$86
Foreign	331	161	137

	$(852)	$(857)	$223

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-     TAXES ON INCOME (Cont.)

g.	Taxes on income (benefit) are comprised as follows:

	Year ended December 31,
	2008	2009	2010

Current taxes	$4	$15	$30
Deferred taxes	104	5	2
Taxes and deferred taxes in respect of previous years	-	-	15

	$108	$20	$47

Foreign	$108	$20	$47

h.	At December 31, 2010, the Company had a liability for unrecognized tax benefits of $ 654. A reconciliation of the opening and closing amounts of unrecognized tax benefits is as follows:

	December 31,
	2009	2010

Balance as of beginning of the year	$583	$588
Additions based on tax positions taken during the current period	-	20
Foreign currency translation differences and interest related to the unrecognized tax liabilities from previous years	5	46

Balance at the end of the year	$588	$654

NOTE 11:-     RELATED PARTY TRANSACTIONS AND BALANCES

a.
Mrs. Dora Mer, the wife of Chaim Mer, the Chairman of the Board of Directors, provides legal services to the Company through the Israeli law firm of M. Firon& Co., Advocates and Notaries, for a monthly retainer of $4, to be paid in NIS. The conditions of retaining the services of Mrs. Mer and M. Firon& Co. were approved by the Company's Audit Committee and Board of Directors.Mrs. Dora Mer reduced her monthly retainer to $2.5 starting March 1, 2010.

The Company receives certain services from C. Mer Industries Ltd., a publicly traded company controlled by Mr. Chaim Mer. These services include reimbursement for shared expenses related to a commercial insurance policy. For the years ended December 31, 2008, 2009 and 2010, the Company paid or accrued an amount of $ 34, $ 18 and$ 25, respectively, with respect to the above mentioned expenses.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-     RELATED PARTY TRANSACTIONS AND BALANCES (Cont.)

Since January 1, 2009 and as part of the acquisition of certain assets and liabilities of AnchorPoint, the Company receives certain services from Data Distribution Inc., a company controlled by Mr. Roger Challen, a director and major shareholder of the Company.  These services include reimbursement for shared expenses, as well as rental costs and related fees. For the year ended December 31, 2010, the Company paid or accrued an amount of $ 272with respect to the above mentioned expenses.

On March 25, 2009, the Company's Audit Committee and Board of Directors approved a transaction with Mer & Co. (1982) Ltd. ("Mer & Co"), a subsidiary of C. Mer Industries Ltd.  According to the terms of the transaction, the Company will sell its products to Mer & Co, which has an Israel Defense Forces approved supplier number, and it will represent the Company and sell its products to the Israel Defense Forces.  For the year ended December 31, 2010, the Company recognized revenues in the amount of $134 with respect tosales to the Israel Defense Forces.

As discussed in Note 9c(4),a patent infringement complaint was filed against the Info Group Inc. by Asentinel. The Info Group Inc. is a major shareholder of the Company and Mr. Roger Challen, which is the controlling shareholder of the Info Group Inc,has servedas a director of the Company since April 1, 2009. At the 2010 annual general meeting of the Company, the shareholders approved the Company's assumption ofcertain costs for defending the claim, at an amount to be determined by the Audit Committee and Board of Directors from time to time. In 2010, the Company has paid or accrued an amount of $50 with respect to the above costs.

b.	In 2009 and 2010, the balance with C. Mer reflects other payables. Due to the short-term nature, no interest was charged by or paid to C. Mer in the years ended December 31, 2009 and 2010.

c.	Balances and transactions with related parties were as follows:

(1)       Balances with related parties:

	December 31,
	2009	2010

Other accounts payable and accrued expenses (see Note 9)	$248	$207

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-     RELATED PARTY TRANSACTIONS AND BALANCES (Cont.)

(2)       Transactions with related parties:

	Year ended December 31,
	2008	2009	2010

Revenues derived from a related party	$-	$34	$134

Amounts charged by related parties:
Cost of revenues	$-	$-	$60
Operating expenses	78	437	339

	$78	$437	$399

NOTE 12:-     SHAREHOLDERS' EQUITY

a.	General:

In January 2010, the Board of Directors and shareholders approved a 2:1 reverse stock split of the Company's share capital. As a result of this action, every two shares (including all authorized, issued and outstanding shares and all outstanding warrants and options to purchase shares) will be combined into one share of the same respective class of shares bearing a par value of NIS 0.01 each. All of the Company's authorized, issued and outstanding shares (including all outstanding warrants and options to purchase shares) have been restated to reflect the effect of the reverse stock split.

b.	Share capital:

The Ordinary shares entitle their holders the right to receive notice to participate in and vote at general meetings of MTS and the right to receive cash dividends, if declared.

In February 2010, the Company issued 81 Ordinary shares to its employees for no consideration. The Company recorded compensations expenses with respect to the above shares in the amount lower than $1.

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

NOTE 12:-     SHAREHOLDERS' EQUITY (Cont.)

On September 30, 2008, the Company and two principal shareholders and directors of the Company and its Chief Executive Officer entered into a definitive agreement for a private placement of 109,745 Ordinary shares at a price per share of $ 2.28 for the aggregate purchase price of $ 250. The issuance expenses related to the two private placements amounted to $ 13.

On December 30, 2008, the Company issued 1,087,308 Ordinary shares at a price per share of $ 1.96 to AnchorPoint, in connection with the AnchorPoint acquisition (see Note 1c).

d.	Stock options:

MTS has authorized, through its 1996 Incentive Share Option Plan ("the Plan"), the grant of options to officers, management, employees and directors of MTS or any subsidiary of up to 950,000 of MTS's Ordinary shares. Up to 750,000 options may be granted under the Plan, pursuant to section 102 of the Israel Income Tax Ordinance. Any option, which is canceled or forfeited before expiration, will become available for future grants.

Each option granted under the Plan is exercisable until the earlier of five years from the date of the grant of the option or the expiration dates of the option plan. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options were exercised. The options vest primarily gradually over four years of employment.

In 2003, section 102 of the Israeli Income Tax Ordinance was amended effective as of January 1, 2003. Therefore, MTS rolled-over the remaining 446,957 options available at that time under the Plan for future grants to the 2003 Incentive Share Option Plan ("the 2003 Plan") that conforms with the newly amended provisions of section 102 of the Israel Income Tax Ordinance. The 2003 Plan will terminate in 2013, unless cancelled earlier by MTS's Board of Directors.

In June 2006, MTS authorized pursuant to its 2006 Stock Option plan ("the 2006 Plan"), the grant of options to officers, management, employees and directors of MTS IntegraTrakor any subsidiary of up to 200,000 of MTS's Ordinary shares. Each option granted under the 2006 Plan will be either an option intended to be treated as an "incentive stock option," within the meaning of section 422 of the Internal Revenue Code of 1986, as amended, or an option that will be treated as a "non-qualified stock option."

Each option granted under the 2006 Plan is exercisable until the earlier of five years from the date of the grant of the option or the expiration dates of the option plan. The exercise price of the options granted under the 2006 Plan may not be less than the fair market value of an Ordinary share determined as of the date of grant of the option.

As of December 31, 2010, 476,466 Ordinary shares are available for future option grants.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-     SHAREHOLDERS' EQUITY (Cont.)

e.	A summary of option activity under the Company's stock option plans as of December 31, 2010 and changes during the year ended December 31, 2010 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at December 31, 2009	492,500	$2.73	3.47
Granted	30,000	$1.22	4.61
Expired and forfeited	(233,500)	$3.38	-

Outstanding at December 31,2010	289,000	$2.08	3.18	$21
Vested and expected to vest	238,437	$2.20	3.04	$-
Exercisable at December 31,2010	86,750	$2.58	2.60	$-

The weighted average grant-date fair value of options granted during 2008, 2009 and 2010, was $ 0.94, $ 1.14 and$ 0.79 per option, respectively.

The total compensation cost related to options granted to employees under the Company's share-based compensation plans recognized for the years ended December 31, 2008, 2009 and 2010 amounted at $ 104, $ 149 and $ 99, respectively, net of estimated forfeitures.

As of December 31, 2010, there was $ 75 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of three years.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-     SHAREHOLDERS' EQUITY (Cont.)

f.	Total stock-based compensation expenses recognized in 2008, 2009 and 2010:

The total stock-based compensation expense related to employees' equity-based awards, recognized for the years ended December 31, 2008, 2009 and 2010, was comprised as follows:

	Year ended December 31,
	2008	2009	2010

Cost of revenues	$10	$19	$15
Research and development expenses	19	43	19
Selling and marketing	3	21	18
General and administrative expenses	72	66	47

	$104	$149	$99

g.	Options and warrants to non-employees:

Issuance date	In connection with	Number of options granted	Options exercisable	Exercise price per share	Exercisable through

May 13, 2009	Service provider	10,000	10,000	$1.94	May 2013

During 2009, the Company granted 10,000 options to consultants. The Company accounted for its outstanding options to non-employees under the fair value method of ASC 718 and ASC 505-50. The fair value for these options was estimated at the measurement date using the Black-Scholes option-pricing model.

Compensation expense related to the grant of stock options to consultants amounted to zero, $ 10 andzerofor the years ended December 31, 2008, 2009 and 2010, respectively.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-     GEOGAPHIC INFORMATION AND MAJOR CUSTOMERS AND PRODUCTS

The Company adopted ASC 280,"Segment Reporting". The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the customer.

The following is a summary of revenues within geographic areas based on end customer location and long-lived assets:

	Year ended December 31,
	2008	2009	2010

United States	$4,702	$8,386	$8,756
Germany	1,453	924	1,042
China	1,144	813	455
Holland	338	218	284
Others	798	1,019	1,102

	$8,435	$11,360	$11,639

Total revenues from external customers divided on the basis of the Company's product lines are as follows:

	Year ended December 31,
	2008	2009	2010

Call accounting and TEM solution	$7,297	$10,652	$10,319
Billing products	1,138	708	1,320

	$8,435	$11,360	$11,639

	December 31,
	2009	2010
Long-lived assets:

Israel	$2,326	$2,048
United States	3,134	3,004
Others	1	7

	$5,461	$5,059

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-     SUBSEQUENT EVENT

In March 2011, the Company sold its interest in Silverbyte Networks Ltd., a cost basis investment, which was written off in prior years. The Company received total proceeds of approximately $90 for the above sale.

Tel: +852 2541 5041	25th Floor Wing On Centre
Fax: +852 2815 2239	111 Connaught Road Central
www.bdo.com.hk	Hong Kong

: +852 2541 5041
: +852 2815 2239
www.bdo.com.hk

Report of the Independent Auditor

To the Board of Directors of
MTS Asia Limited

We have audited the accompanying balance sheet of MTS Asia Limited (“the Company”) as of December 31, 2010, and the related statements of income, cash flows and stockholder’s deficit for the year ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and the results of its operations and its cash flow for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

BDO Limited Certified Public Accountants

Hong Kong, February 15, 2011

BDO Limited

BDO Limited, a Hong Kong limited company, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MER TELEMANAGEMENT SOLUTIONS LTD.

By:	/s/ Eytan Bar
Eytan Bar
Chief Executive Officer

By:	/s/ Alon Mualem
Alon Mualem
Chief Financial Officer

Dated: March 31, 2011