Form 20-F
period 2011-12-31
MER TELEMANAGEMENT SOLUTIONS LTD
filed 2012-03-26
CIK 1025561

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

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
Ordinary Shares, par value NIS 0.01 per share……………4,459,057
(as of December 31, 2011)

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

Yes ☐    No ☒

This Report on Form 20-F is incorporated by reference into our Form S-8 Registration Statement File No. 333-123321.

INTRODUCTION

Mer Telemanagement Solutions Ltd. is a worldwide provider of solutions for telecommunications expense management, or TEM, used by enterprises, and billing solutions used by information and telecommunication service providers.  Our TEM solutions assist enterprises and organizations to make smarter choices with their telecommunications spending at each stage of the service lifecycle, including allocation of cost, proactive budget control, fraud detection, processing of payments and spending forecasting.  Our converged billing solutions have been successfully implemented worldwide by wireless providers, Voice over Internet Protocol, Internet Protocol Television, and content service providers.  Our converged billing solutions include applications for charging and invoicing customers, interconnect billing and partner revenue management using pre-pay and post-pay schemes, as well as a managed service for a mobile virtual network operator in the United States.

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

The following selected consolidated financial data for and as of the five years ended December 31, 2011 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP.  Our audited consolidated financial statements for the three years ended December 31, 2011 and as of December 31, 2010 and 2011 appear elsewhere in this Annual Report.  Our selected consolidated financial data as of December 31, 2007, 2008 and 2009 and for the years ended December 31, 2007 and 2008 have been derived from audited consolidated financial statements not included in this Annual Report.   The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects,” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Operations Data:

	Year Ended December 31,
	2007*	2008*	2009*	2010	2011
	(in thousands, except share and per share data)
Revenues	$8,979	$8,435	$11, 360	$11,639	$12,003
Cost of revenues	2,711	2,267	3,777	4,201	3,941
Gross profit	6,268	6,168	7,583	7,438	8,062
Selling and marketing	2,994	1,651	2,863	2,584	1,905
Research and development, net	2,640	2,688	1,888	1,547	1,909
General and administrative	3,695	3,065	3,618	3,016	3,847
Impairment of goodwill and other intangible assets	2,312	--	--	--
Operating income (loss)	(5,373)	(1,236)	(786)	291	401
Financial (expenses) income, net	(97)	24	(31)	--	2
Capital gain (loss) on sale of long-term investment	(63)	398	--	--	78
Income (loss) before taxes on income	(5,533)	(814)	(817)	291	481
Taxes on income (benefit), net	(68)	108	20	(47)	10
Net income (loss) before equity in earnings (losses) of affiliate	(5,465)	(922)	(837)	244	471
Equity in earnings (losses) of affiliate	(197)	-	-	-	-
Net income (loss) from continuing operations	$(5,662)	$(922)	$(837)	$244	$471
Net loss from discontinued operations	(161)	(38)	(40)	(68)	(84)
Net income (loss)	$(5,823)	$(960)	$(877)	$176	$387
Basic and diluted net income (loss) per share from continuing operations	$(1.96)	$(0.28)	$(0.19)	$0.05	0.11
Basic and diluted net loss per share from discontinued operations	$(0.06)	$(0.02)	$(0.01)	$(0.01)	$(0.02)
Basic and diluted net income (loss) per share	$(2.02)	$(0.30)	$(0.20)	$0.04	0.09
Weighted average number of ordinary shares used in computing basic and diluted net income (loss) per share	2,886,923	3,264,918	4,458,976	4,459,057	4,459,057
______________
* In March 2009, we discontinued the operations of TABS Brazil Ltda.  Accordingly, TABS Brazil Ltda.’s results of operations were classified as discontinued operations and the results of operations for the years ended December 31, 2007, 2008 and 2009 have been reclassified accordingly.

Balance Sheet Data:

	As of December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Working capital (deficiency) of continuing operations*	$(1,789)	$(1,459)	$(1,825)	$(1,129)	$(317)
Total assets of continuing operations*	8,402	10,542	9,890	9,607	9,734
Long-term loans	--	--	--	--	--
Shareholders’ equity	1,569	3,799	3,115	3,363	3,832
______________
* In March 2009, we discontinued the operations of TABS Brazil Ltda. Accordingly, the balance sheet data of the assets and liabilities attributable to such discontinued operations have been excluded from the working capital (deficiency) and the total assets.

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

Risks Relating to Our Business and Market

We derive the majority of our revenues from TEM call accounting solutions, the market for which has declined in recent years.

The majority of our revenues are derived from our TEM call accounting solutions, whose revenues declined each year from 2006 until 2011 and revenues for these products may not grow in the future.  If the market for our TEM solutions fails to grow or stabilize in the future, our business, operating results and financial condition would be adversely affected.  Our future financial performance will be dependent to a substantial degree on the successful introduction, marketing and customer acceptance of new invoice management products.

We depend on a mobile virtual network operator for an increasing percentage of our sales.

One of our primary customers is Simple Mobile LLC, or Simple Mobile, a U.S.-based mobile virtual network operator, or MVNO, for whom we provide hosted billing services.  In August 2011, we renewed our agreement with Simple Mobile for a period ending December 31, 2012.  In 2011, sales attributable to this MVNO accounted for approximately 16.4% of our revenues and are expected to account for a greater percentage of our revenues in 2012.  If Simple Mobile were to curtail or terminate its relationship with us, our operating results and financial condition would be adversely affected in the future.

Our results may be adversely affected by competition.

The market for telemanagement products and invoice management solutions is fragmented and is intensely competitive.  Competition in the industry is generally based on product performance, depth of product line, technical support and price.  We compete both with international and local competitors (including providers of telecommunications services), many of whom have significantly greater financial, technical and marketing resources than us.  We anticipate continuing competition in the telemanagement products and invoice management solution market and the entrance of new competitors into the market.  Our existing and potential customers, including business telephone switching system manufacturers and vendors, may be able to develop telemanagement products and services that are as effective as, or more effective or easier to use than, those offered by us.  Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels.  We may not be able to compete successfully against current or future competitors and that competition may adversely affect our future revenues and, consequently, on our business, operating results and financial condition.

We have had a recent history of operating losses and may not sustain profitability in the future; to the extent that we incur operating losses, we may not have sufficient working capital to fund our operations in the future.

We incurred operating losses in the past and, even though we had operating profits in 2010 and 2011, we may not be able to sustain profitable operations in the future or generate positive cash flows from operations.  To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations in the future.  If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce level of expenditure.  Such financing may not be available in the future, or, if available, may not be on terms satisfactory to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be adversely affected.

We are subject to risks relating to proprietary rights and risks of infringement.

We are dependent upon our proprietary software technology, and we rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights.  We try to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection.  It is possible that others will develop technologies that are similar or superior to our technology.  Unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.  It is difficult to police the unauthorized use of our products, and we expect software piracy to be a persistent problem, although we are unable to determine the extent to which piracy of our software products exists.  In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States.  Our means of protecting our proprietary rights in the United States or abroad may not be adequate or our competition may independently develop similar technology.

It is possible that third parties will claim infringement by us of their intellectual property rights.  We believe that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps.  Any such claims, with or without merits, could: (i) result in costly litigation; (ii) divert management’s attention and resources; (iii) cause product shipment delays; or (iv) require us to enter into royalty or licensing agreements.  Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. If there is a successful claim of product infringement against us and we are not able to license the infringed or similar technology, our business, operating results and financial condition would be adversely affected.  We are not aware that we are infringing upon any proprietary rights of third parties.  We recently settled a patent infringement lawsuit that was filed against us and other companies by Asentinel LLC.

We are subject to risks associated with rapid technological change and risks associated with new versions and new products.

The information and telecommunication service providers market in which we compete is characterized by rapid technological change, introductions of new products, changes in customer demands and evolving industry standards.  Our future success will depend upon our ability to keep pace with the technological developments and to timely address the increasingly sophisticated needs of our customers by supporting existing and new telecommunication technologies and services and by developing and introducing enhancements to our current and new products.  We may not be successful in developing and marketing enhancements to our products that will respond to technological change, evolving industry standards or customer requirements, we may experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements or such enhancements may not adequately meet the requirements of the marketplace and achieve any significant degrees of market acceptance.  If release dates of any new products or enhancements are delayed or, if when released, they fail to achieve market acceptance, our business, operating results and financial condition would be materially and adversely affected.  In addition, the introduction or announcement of new product offerings or enhancements by us or our competitors may cause customers to defer or forgo purchases of current versions of our products, which could adversely affect our business, operating results and financial condition.

Unfavorable national and global economic conditions could adversely affect our business, operating results and financial condition.

The crisis in the financial and credit markets in the United States, Europe and Asia during 2008 and 2009 led to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness.  Although global economic conditions have stabilized or improved, many of the markets in which we operate have not fully recovered.  If the economies in the countries in which we operate continue to be uncertain or weaken further, the demand for our products and technology may decrease as a result of constraints on capital spending by our customers.  In addition, this could result in longer sales cycles and increased price competition for our products.  Any of these events would likely harm our business, operating results and financial condition.  If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets, remain uncertain or weaken further, our business, operating results and financial condition may be adversely affected.

Our operating results fluctuate significantly.

Our quarterly and annual results have fluctuated significantly in the past and are likely to fluctuate significantly in the future.  Our future operating results will depend on many factors, including, but not limited to the following:

•	demand for our products;

•	ability to retain existing customers;

•	changes in our pricing policies or those of our competitors;

•	new product announcements by us and our competitors;

•	the number, timing and significance of product enhancements;

•	product life cycles;

•	our ability to develop, introduce and market new and enhanced products on a timely basis;

•	changes in the level of our operating expenses;

•	budgeting cycles of our customers;

•	customer order deferrals in anticipation of enhancements or new products that we or our competitors offer;

•	changes in our strategy;

•	seasonal trends and general domestic and international economic and political conditions, among others; and

•	currency exchange rate fluctuations and economic conditions in the geographic areas where we operate.

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

We typically ship orders for our TABS product line shortly after receipt of a purchase order and, consequently, order backlog at the beginning of any quarter has in the past represented only a small portion of that quarter’s revenues.  As a result, license revenues from our TABS product line in any quarter depend substantially on orders for TABS products that have been booked and shipped in that quarter.  Also, we cannot predict whether revenues from our TEM Suite will be recognized in any quarter because the delivery and, in some cases, the implementation of all the components of the TEM Suite (including among, other things, customer training) are dependent on the customers individual timing requirements, which can delay the completion of these orders.  In addition, a portion of our revenues from billing solutions are generated by using contract accounting on a percentage of completion method and because the completion pace varies from quarter to quarter and is dependent on different variables that are out of our control, a portion of our billing solutions revenues in any quarter depend on our customers’ operational plans, which can delay our ability to progress and complete the projects.

Due to the foregoing, our quarterly financial performance has varied significantly in the past and may vary significantly in the future.  Our revenues and operating results in any quarter may not be indicative of our future performance, and it may be difficult for investors to evaluate our prospects.  Accordingly, quarterly revenues and operating results are difficult to forecast, and it is likely that our future operating results will be adversely affected by these or other factors.  In some future quarter, our operating results may be below the expectations of public market analysts and investors.  In such event, it is likely that the price of our ordinary shares would be adversely affected.     Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and you should not rely upon them as indications of future performance.

We depend on business telephone system manufacturers, vendors and distributors for our sales.

One of the primary distribution channels for our call accounting management products are private branch exchange, or PBX, original equipment manufacturers, or OEMs, and vendors who market our products to end-users in conjunction with their own products.  We are highly dependent upon the active marketing and distribution efforts of our PBX OEMs.  In 2009, 2010 and 2011, sales attributable to our largest OEM customer, Siemens Gmbh, represented approximately 11.9%, 13.3% and 8.5% of our total revenues, respectively.

Sales of call accounting solutions by PBX manufacturers and vendors have declined markedly in the recent past, and sales through this channel may continue to decline.  Our future success will be dependent to a substantial degree on the marketing and sales efforts of such third parties in marketing and integrating our products.  These third parties may not give priority to the sale of our products as an enhancement to their products.  Although most of the major business telephone switching systems manufacturers and vendors currently rely on third party suppliers to provide call accounting and other telemanagement products, these manufacturers and vendors, including our current customers, may develop their own competing products or purchase competing products from others.

Because we sell our products through local master distributors in countries where we do not have a marketing subsidiary, we are highly dependent upon the active marketing and distribution efforts of our distributors.  We also depend in large part upon our distributors for product maintenance and support.  Our distributors may not continue to provide adequate maintenance and support to end-users or provide maintenance and support for new products, which might cause us to seek new or additional distributors or incur additional service and support costs.  The distributors to whom we sell our products are generally not contractually required to make future purchases of our products and could, therefore, discontinue carrying our products at any time.  None of our distributors or resellers is subject to any minimum purchase requirements under their agreements with us.  We may not be able to continue our relationships with our OEM customers or, if such relationships are not maintained, we may not be able to attract and retain comparable PBX OEMs.  The loss of any of our major reseller or OEM relationships, either to competitive products offered by other companies or products developed by such resellers, would adversely affect our business, financial condition and results of operations.  Our future performance will depend, in part, on our ability to attract additional PBX manufacturers and vendors that will be able to market and support our products effectively, especially in markets in which we have not previously distributed our products.

Because we collect and recognize revenue from services over the term of our customer agreements, the lack of customer renewals or new customer agreements may not be immediately reflected in our operating results.

We collect and recognize revenue from our customers in service agreements over the term of their agreements with us.  As a result, the aggregate effect of a decline in new or renewed customer agreements in any one quarter would not be fully recognized in our revenue for that quarter, but would negatively affect our revenue in future quarters.  Consequently, the aggregate effect of significant upturns or downturns in sales of our solution would not be fully reflected in our results of operations until future periods.

We face risks associated with expanding and maintaining our distribution network.

We sell our products through distributors, business telephone switching systems manufacturers and vendors, post, telephone and telegraph authorities, or PTTs and our direct sales force.  Our ability to achieve revenue growth in the future will depend in large part on our success in establishing and maintaining relationships with business telephone switching systems manufacturers and vendors and PTTs, and establishing and maintaining relationships with distributors.  Historically, we have at times experienced difficulty in establishing effective distribution relationships.  We may not be able to successfully expand our distribution channels or any such expansion may not result in an increase in revenues.  The failure to expand or maintain our distribution channels could adversely affect our business, operating results and financial condition.

We are subject to risks associated with international operations.

We are based in Israel and generate a large percentage of our sales outside the United States.  Our sales in the United States accounted for 73.4%, 75.2% and 74.2% of our total revenues for the years ended December 31, 2009, 2010 and 2011, respectively.  We may not be able to maintain or increase international market demand for our products.  To the extent that we cannot do so in a timely manner, our business, operating results and financial condition will be adversely affected.

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

Our distributors or resellers may not be able to sustain or increase revenues from international operations or the foregoing factors may adversely affect our future revenues and, as a result, on our business, operating results and financial condition.

We may be adversely affected by fluctuations in currency exchange rates.  While our revenues are generally denominated in U.S. dollars and Euros, a portion of our expenses, primarily salaries, are incurred in NIS.  From time to time, we may enter into hedging transactions in order to mitigate such fluctuations. Any hedging transactions that we enter into may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.  In addition, if, for any reason, exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, our business could be adversely affected.  Currency fluctuations in the future may adversely affect our revenues from international sales and, consequently, on our business, operating results and financial condition.

Natural disasters, terrorist attacks or breaches of network or information technology security could have an adverse effect on our business.

Natural disasters, terrorist acts, acts of war, cyber-attacks or other breaches of network or information technology (IT) security may cause equipment failures or disrupt our systems and operations. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses and/or loss of market share to other competitors in the market for telemanagement products and invoice management solutions.  In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. Any of these occurrences could result in a material adverse effect on our results of operations and financial condition.

A few of our shareholders are in a position to control matters requiring a shareholder vote.

Mr. Chaim Mer, the Chairman of our Board of Directors, and his wife, Mrs. Dora Mer, currently beneficially own approximately 24.5% of our outstanding ordinary shares, the Info Group, Inc. (formerly AnchorPoint, Inc.) currently beneficially owns 24.4% of our outstanding shares, and Messrs. Lior Salansky and Isaac Ben-Bassat, two of our directors, beneficially own 12.4% and 7.7% of our outstanding ordinary shares, respectively.  As a result, such shareholders control and will continue to control the election of our entire Board of Directors other than our two outside directors and generally have the ability to direct our business and affairs.

We are subject to risks arising from product defects and potential product liability.

We may provide a warranty for up to three months for end-users and, in limited instances, up to 12 months for our OEM distributors.  Our sales agreements typically contain provisions designed to limit our exposure to potential product liability or related claims.  The limitation of liability provisions contained in our agreements may not be effective.  Our products are used by businesses to reduce communication costs, recover charges payable by third parties, prevent abuse and misuse of telephone networks and converged billing solutions for information and telecommunication service providers, and as a result, the sale of products by us may entail the risk of product liability and related claims.  A product liability claim brought against us could adversely affect our business, operating results and financial condition.  Products such as those offered by us may contain undetected errors or failures when first introduced or when new versions are released.  Despite our testing and testing by current and potential customers, errors may be found in new products or releases after commencement of commercial shipments.  The occurrence of these errors could result in adverse publicity, loss of or delay in market acceptance or claims by customers against us, any of which could adversely affect our business, operating results and financial condition.

We may not be able to retain or attract the key managerial, technical and research and development personnel we need to succeed.

Our success has largely depended and will depend in the future on our skilled professional and technical employees.  The competition for these employees is intense.  We may not be able to retain our present employees, or recruit additional qualified employees as we require them.  The loss of any key member of our management team might significantly delay or prevent the achievement of our business or development objectives.  Our ability to replace key members of our management team and hire additional skilled personnel in the future might be negatively impacted by the use of restrictive covenants in our industry and market.  Any failure to attract and retain key managerial, technical and research and development personnel could adversely affect our ability to generate sales, deploy our products or successfully develop new products and enhancements.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our ordinary shares.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors.  Our efforts to comply with the requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002 governing internal control and procedures for financial reporting have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources.  We may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could adversely affect our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Risk Factors Related to Our Ordinary Shares

If we fail to maintain compliance with NASDAQ’s continued listing requirements, our shares may be delisted from The NASDAQ Capital Market.

Our ordinary shares are listed on The NASDAQ Capital Market under the symbol “MTSL.”  To continue to be listed on The NASDAQ Capital Market, we need to satisfy a number of conditions, including minimum shareholders’ equity of at least $2.5 million and a minimum closing bid price per share of $1.00 for 30 consecutive business days.  In the past we fell below the minimum $2.5 million shareholders’ equity and we may not be able to maintain such minimum shareholders’ equity in the future.  In the past, we received notices from The NASDAQ Stock Market stating that we were not in compliance with NASDAQ continued listing requirements.  Although we regained compliance, we cannot be sure that our shareholders’ equity, share price or minimum market value of publicly held shares will continue to be in compliance with the requirements for continued listing on the NASDAQ Capital Market, or that any appeal of a decision to delist our ordinary shares will be successful.  If we are delisted from NASDAQ, trading in our ordinary shares would be conducted on a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

We may in the future be classified as a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

Holders of our ordinary shares who are United States residents face income tax risks.  There is a substantial risk that we may become a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares.  For U.S. Federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income.  For this purpose, cash is considered to be an asset which produces passive income.  As a result of our relatively substantial cash position at the time, we believe that we were a PFIC in certain periods over the last few years under a literal application of the asset test described above, which looks solely to the market value of our assets.  We do not believe that we were a PFIC in 2011.  If we are classified in the future as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares.  Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

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

We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel.  As a result, political, economic and military conditions affecting Israel directly influence us.  Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and results of operations.

Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts.  A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.  In recent years, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups.  Also, during 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations.  To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control, and there can be no assurance that these matters will not negatively affect us in the future.  Ongoing violence between Israel and the Palestinians as well as tension between Israel and other countries in the Middle East may have a material adverse effect on our business, financial condition and results of operations.

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

We report our financial results in dollars, while a portion of our expenses, primarily salaries, are paid in NIS.  Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS.  The appreciation of the NIS against the U.S. dollar will result in an increase in the U.S. dollar cost of our NIS expenses.  We are also influenced by the timing of, and the extent to which, any increase in the rate of inflation in Israel over the rate of inflation in the United States is not offset by the devaluation of the NIS in relation to the dollar.  Our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel.  In the past, the NIS exchange rate with the dollar and other foreign currencies had fluctuated, generally reflecting inflation rate differentials.  We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS against the dollar.  If the dollar cost of our operations in Israel increases, our dollar measured results of operations will be adversely affected.  From time to time, we engage in currency-hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our financial position and results of operations.  However, any such hedging transaction may not materially reduce the effect of fluctuations in foreign currency exchange rates on such results.

The government programs and tax benefits we currently participate in or receive require us to meet several conditions.  Such programs may be terminated or reduced in the future and restrict our ability to transfer technology outside of Israel.

We have benefited from certain Israeli Government grants, programs and tax benefits.  In each of the last five fiscal years we applied to the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for grants for our research and development projects and we subsequently received approval for such applications other than our 2011 application.  Future grant applications may not be approved by the Office of the Chief Scientist and we may not be able to obtain any such grants in the future.  To remain eligible for these grants, programs and tax benefits, we must comply with certain conditions, including making specified investments in fixed assets from our own equity and paying royalties with respect to grants received.  In addition, some of these programs restrict our ability to manufacture particular products and to transfer particular technology outside of Israel.  If we do not meet these conditions in the future, the benefits we received could be canceled and we may have to refund payments previously received under these programs or pay increased taxes.  The Government of Israel has reduced the benefits available under these programs in recent years and these programs and tax benefits may be discontinued or curtailed in the future.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

Service of process upon our directors and officers, most of whom reside outside the United States, may be difficult to obtain within the United States.  Furthermore, since substantially all of our assets, and the assets of most of our directors and officers, are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

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

Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger with us or other acquisition of our shares or assets.  This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.  Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

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

As a foreign private issuer, whose shares are listed on the NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.  We follow Israeli law and practice instead of NASDAQ Stock Market Rules regarding the requirement to maintain a majority of independents directors, the director nomination process and the requirement to obtain shareholder approval for certain dilutive events.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Stock Market Rules.  We follow Israeli law and practice instead of The NASDAQ Stock Market Rules regarding the requirement to maintain a majority of independents directors, the director nomination process and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  As a foreign private issuer listed on the NASDAQ Capital Market, we may also follow home country practice with regard to, among other things, compensation of officers and quorum at shareholders’ meetings.  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our company was incorporated under the laws of the State of Israel in December 1995.  We are a public limited liability company under the Israeli Companies Law 5739-1999 and operate under such law and associated legislation.  Our registered offices and principal place of business are located at 14 Hatidhar Street, Ra΄anana 43665, Israel, and our telephone number is +972-9-7777-555.  Our website address is www.mtsint.com.  The information on our website is not incorporated by reference into this annual report.

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

In March 2011, we completed the sale of our ownership interest in Silverbyte Networks Ltd., accounted for under cost method investment, and received total proceeds of approximately $90,000 from the sale, that we recorded as other income in 2011.

Our capital expenditures for the years ended December 31, 2009, 2010 and 2011 were approximately $2.1 million, $1.6 million and $2.0 million, respectively.  These expenditures were principally for research and development equipment, office furniture and equipment and leasehold improvements.

B.	Business Overview

Industry Background

We are a global provider of business support systems for comprehensive telecommunication management and TEM solutions, including call accounting.  Our TEM suite helps organizations reduce operational expenses, improve productivity and optimize networks and services associated with communications networks and information technology.

The advances in communications technologies and the proliferation of mobile devices have greatly increased the financial and personnel resources required by an enterprise to operate and manage its communications environment.  The communications industry has also undergone significant regulatory changes that have resulted in the expansion of the number of service providers and available products.  Enterprises need to manage an increasing number of service options and a growing volume and complexity of communications contracts and billing arrangements.  Inefficient management of these expenses, including overpayments as a result of billing errors, often results in enterprises incurring significant unnecessary expenses.

Enterprises are increasingly seeking solutions to effectively and efficiently manage, control and optimize their expanding communications assets, services, usage and associated expenses.  The TEM market provides solutions to help meet this demand.  A number of trends have increased the demand for TEM solutions, such as the growing complexity of communications service plans, large volume and complexity of communications bills and the globalization of business that require corporations to manage their communications assets and services in a centralized fashion across carriers, countries of origin and languages.

Call accounting products, which are fundamental management tools, record, retrieve and process data received from a PBX or other telephone switching system. This information provides a telecommunications manager with information on telephone usage and enables the management of internal billing, fraud detection and optimizes an enterprise’s telecommunications resources.

In addition to our TEM solutions, we are a global provider of customer care and billing solutions, and we sell real-time and off-line billing and customer care software for various types of communication providers, mainly for developed markets and small service providers and carriers.  Our billing and customer care solution supports multiple services, including voice, data, and content services, as well as prepaid and postpaid payment models in a single platform.  It primarily serves traditional wireline and wireless, voice over Internet protocol, content, broadband IP network operators and MVNOs.  Prepaid subscribers can enjoy the full range of services offered by the provider, with their special bundles, rating plans and limits.  The prepaid solution authorizes each service and controls each session in real time, taking care that the balance is not exceeded. All services used by a postpaid subscriber appear in a single bill, which includes all charges, including one-time, recurring and usage-related charges.

Our billing solution includes our own integrated real-time mediation product that provides interfaces with IP, Intelligent Networks, or IN integration, and traditional telecommunication equipment.  We offer our billing solutions as a software license or as software as a service, or SaaS.  Our billing managed services solution is an outsourcing solution geared to domestic and multi-national carriers that are looking to reduce their initial investment in equipment and IT expenses and look for a professional service provider to manage their customer care and billing activity.

Products and Services

Call Accounting and Telecommunications Expense Management Solutions for Enterprises

TEM Suite

Our TEM Suite is a solution that assists organizations to reduce their telecom spending, manage their telecom assets, bill internal and external customers, and monitor the quality of service of their telecom networks.  Our TEM Suite includes several modules that can be delivered as a software license or as software as a service, or SaaS.  The TEM Suite software platform encompasses the business processes conducted by IT and finance departments in acquiring, provisioning and supporting corporate telecommunications assets.  Solutions include software suites and the outsourcing of specific tasks to third-party service providers.  At the heart of any TEM offering is an automated software platform used by the business or by an external service provider managing a company’s telecom invoices and assets.  In July 2011, Technology Marketing Corporation named the TEM Suite as a recipient of a 2010 Communications Solutions Product of the Year Award, and in December 2011 TEM Suite won a 2011 Internet Telephony Product of the Year Award for the second year in a row.

On June 7, 2011, we released version 2.0 of our TEM Suite platform.  Building upon our AnchorPoint and Application Suite TEM platforms, version 2.0 adds to that platform’s success with its expanded capabilities and ease of use.  Our TEM Suite enables IT managers and finance teams to monitor, control and save IT and communication expenses by utilizing the following features and functions:

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

•
VOIP Quality of Service –Enables the organization to generate reports concerning the quality of phone calls.  This module assists the organization to pinpoint problematic points and bottlenecks in its network and work towards solving them.

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

TEM Services

Map-to-WinSM.  Customer engagements begin with Map-to-WinSM, which is a strategic consulting approach for our TEM solution.  Map-to-WinSM enables organizations to effectively align their business goals with their people, processes and technology investments to assure that their expense management initiatives will be successful.  Our proprietary Map-to-WinSM approach ensures that proven business processes are used to define both the customer’s and our responsibilities during setup and implementation.  This enables our customers to maximize any process improvement opportunities and ensures that nothing is overlooked during this process.

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

Billing Solutions

Our billing solutions are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers.  Our billing solutions for service providers are based on our Total-e product with the following modules:

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

•
MFS – enables service providers and carriers with millions of customers and broad distribution channels to participate in the high margins associated with financial services, an opportunity previously enjoyed only by banks and associated financial services companies.

We believe that the MVNO market is a growing business that has the potential to be a growth engine for our company.  Our first MVNO customer, Simple Mobile, is a U.S.-based MVNO for whom we provide hosted billing services.  In 2011, sales attributable to Simple Mobile accounted for approximately 16.4% of our revenues, and are expected to account for a greater percentage of our revenues in 2012.  If Simple Mobile were to curtail, terminate or not renew its relationship with us, our sales would be adversely impacted in the future.  In January 2012, we entered into a strategic partnership with Quantum Telecom Inc. to include our MVNO solution as part of the Forum Mobile MVNE solution for MNOs (Mobile Network Operators) and MVNOs.

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

We sell our solutions worldwide through original equipment manufacturer, or OEMs, distribution channels and our own direct sales force in the United States, Israel and Hong Kong, and through a network of local distributors in these and various other countries.  We employed ten persons in sales and marketing and 33 persons in support as of December 31, 2011, as compared to nine persons in sales and marketing and 37 persons in support as of December 31, 2010 and eight persons in sales and marketing and 44 persons in support as of December 31, 2009.

We conduct a wide range of marketing activities aimed at generating awareness and leads.  We maintain our websites (www.mtsint.com and www.mtsbill.com), allowing for correspondence and queries from new potential customers as well as promoting support for our existing customer base.  The information on our website is not incorporated by reference into this annual report.

Managed Services.  Our managed services solution is an outsourcing solution geared to domestic and multi-national companies that centrally manage their telecommunications usage and is offered as an added value service.  Our managed services for call accounting are offered in the United States where our New Jersey office acts as a service bureau.  Our managed services for our TEM Suite solution are offered by our office in Georgia, utilizing a hosting facility operated by SunGard in Massachusetts.  Managed services for our TEM Suite solution include the outsourcing of activities of database management, invoice loading (electronic or paper), invoice auditing and payment services, service order and procurement, chargeback and usage management, dispute management, report generation and enterprise application interfaces.  Managed services are attractive to enterprises that have made the strategic decision to outsource non-core, back-office functions and focus on a core set of competencies. Our managed service for our billing solutions are offered in the United States and in Israel and designed for domestic and multi-national carriers that are looking to reduce their initial investment in equipment and IT expenses and look for a professional service provider to manage their customer care and billing activity.

Switching Systems Manufacturers and Vendors.  We believe that the most efficient means of selling our telemanagement products is to enter into relationships with major business telephone system manufacturers and vendors who market our products on either an OEM basis or supplemental sales basis at the time they sell their switching systems.  We also utilize our distributors to market our products to local business telephone switching systems manufacturers and distributors.  We intend to establish additional strategic relationships with business telephone switching systems manufacturers and vendors.  Among the companies that sell our telemanagement products are Damovo, ECI/Tadiran, NEC, Panasonic and Siemens.  Sales attributable to Siemens, our largest OEM customer, represented approximately 11.9%, 13.3% and 8.5% of our total revenues for the years ended December 31, 2009, 2010 and 2011, respectively.

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

Competition

The market for telemanagement and TEM products and billing solutions is fragmented and intensely competitive.  Competition in the industry is generally based on product performance, depth of product line and services, technical support and price.  We compete both with international and local competitors (including providers of telecommunications and billing services), many of whom have significantly greater financial, technical and marketing resources than we do.  Our existing and potential customers, including business telephone switching system manufacturers and vendors, may be able to develop telemanagement, TEM and billing products and services that are as effective as, or more effective or easier to use than, those offered by us.  Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels.  Although we believe that the quality of our products and services are equal to or better than that of our competitors with regard to performance and reliability, we have no quantitative data other than the evaluations of our present customers from which to assess our current ability to compete.  There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not adversely affect our future revenues and, consequently, on our business, operating results and financial condition.

Intellectual Property Rights

We believe that, because of the rapid pace of technological change in the communication industry, the most significant factors in our intellectual property rights are the knowledge, ability and experience of our employees, the frequency of product enhancements and the timeliness and quality of support services provided by us.  In addition, we rely upon a combination of security devices, copyrights, trademarks, patents, trade secret laws, confidentiality procedures and contractual restrictions to protect our rights in our products.  In 2005, we filed an international patent application (PCT application), which is currently pending, relating to a mobile verification technique that verifies mobile phone usage against the bill received from the service provider.  Our policy has been to pursue copyright protection for our software and related documentation and trademark registration of our product names.  Some of our products have the added protection afforded by a hardware component which has embedded software that it is difficult to misappropriate.  In addition, our key employees and independent contractors are required to sign non-disclosure and confidentiality agreements.  All of the intellectual property rights with respect to our current products are held by us or our wholly-owned U.S. subsidiary, MTS IntegraTRAK.

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

On December 2, 2011 we settled a patent infringement suit filed by Asentinel LLC, or Asentinel, a competitor of our company, against AnchorPoint, Inc., us and our U.S. subsidiary, MTS IntegraTRAK.  We made a lump sum payment for past damages to Asentinel and Asentinel granted us a license to use certain of its patents in return for ongoing annual royalty payments for periods subsequent to January 1, 2012.

C.	Organizational Structure

Our wholly-owned subsidiaries in the United States, Hong Kong and the Netherlands, MTS IntegraTRAK Inc., MTS Asia Ltd. and Bohera B.V., respectively, act as marketing and customer service organizations in those countries.

D.	Property, Plants and Equipment

Our executive offices and research and development facilities are located at 14 Hatidhar Street, Ra΄anana, Israel.  In February 2011, we renewed the lease for 6,243 square feet under a lease that expires in February 2013, at an annual rental charge of approximately $144,000.

Our U.S. subsidiary MTS IntegraTRAK occupies approximately 3,772 square feet of space in River Edge, New Jersey.  The lease, which expires in February 2014, has an annual rental charge of approximately $85,000.  We have an office in Glendale, California, where we occupy approximately 2,340 square feet of space, for a monthly rental fee of approximately $4,300 which expires in June 2012.  In addition, we have an office in Powder Springs, Georgia, where we occupy approximately 4,800 square feet of space under a month-to-month lease for a monthly rental fee of approximately $4,700. We also have an office in Hong Kong where we occupy approximately 875 square feet of space, under a lease that expires in September 2012, with a monthly rental fee of approximately $1,100.

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

Background

We were incorporated under the laws of the State of Israel in December 1995, as a subsidiary of C. Mer Industries Ltd., an Israeli public company (TASE: MER).  Since our initial public offering in May 1997, our ordinary shares have been listed on the NASDAQ Capital Market.

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

General

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  Transactions and balances originally denominated in dollars are presented at their original amounts.  Transactions and balances in other currencies are re-measured into dollars in accordance with the principles set forth in Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 830, “Foreign Currency Translation.”  The majority of our sales are made outside Israel in dollars.  In addition, substantial portions of our costs are incurred in dollars.  Since the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are re-measured using the foreign exchange rate at the balance sheet date.  Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The financial statements of certain subsidiaries, whose functional currency is not the dollar, have been translated into dollars.  All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date.  Statement of operations amounts have been translated using the average exchange rate for the period.  The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

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

Part of our software arrangements involves multiple elements.  Such elements typically include any or all of the following: software licenses, warranty, technical support and training services.  For multiple-element arrangements that do not involve significant modification or customization of the software and do not involve services that are considered essential to the functionality of the software, we allocate value to each undelivered element based on vendor specific objective evidence, or VSOE, of the fair value of each undelivered element in the arrangement, in accordance with the “residual method.”  The VSOE used by us to allocate the sales price to support services and maintenance is based on the renewal rate charged when these elements are sold separately.  License revenues are recorded based on the residual method.  Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered element and is recognized as revenue when all revenue recognition criteria of ASC 985-605, as amended, are satisfied.  Under the residual method any discount in the arrangement is allocated to the delivered element. If sufficient VSOE does not exist for all undelivered elements, revenue is deferred for the entire arrangement over the period during which the services are expected to be performed.

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

Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts.  Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis. During 2011 we had no such changes in estimated gross profit or loss from long-term contracts.

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

In accordance with our policy and ASC 320, we recognize an impairment charge when a decline in the fair value of our investments below the cost basis is judged to be other than temporary.  We consider various factors in determining whether to recognize an impairment charge, including our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers.  During 2009, 2010 and 2011, no other than temporary net impairment on marketable securities was recorded.

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

Based on estimates of future taxable profits and losses in the tax jurisdictions that we operate, we determined that a tax asset of $31,000 is expected to be utilized in the foreseeable future.

Based on estimates of future taxable profits and losses in the tax jurisdictions that we operate, we determined that a valuation allowance of $5.55 million was required for tax loss carryforwards and other temporary differences as of December 31, 2011.  If these estimates prove inaccurate, a change in the valuation allowance could be required in the future.

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

Goodwill and other intangible assets and long-lived assets.  FASB ASC Topic 350, “Intangibles – Goodwill and Other,” or ASC 350, requires goodwill to be tested for impairment at least annually and between annual tests if certain circumstances or indicators of impairment occur, and written down when impaired.  Goodwill is tested for impairment by comparing the fair value of our reportable units with their carrying value.  Fair value is determined using discounted cash flows.  Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for the reportable units.  We have elected to perform our analysis of goodwill at the end of the third quarter of the year.  We assessed the recoverable amount of such goodwill, based on our projections and using expected future discounted cash flows.  During 2009, 2010 and 2011, no impairment losses relating to goodwill were identified.  Our long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with FASB ASC 360, “Property, Plant and equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of the carrying amount of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets.  If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  During 2009, 2010 and 2011, no impairment losses relating to intangible assets were identified.

Stock based compensation. We apply ASC 718 "Compensation - Stock compensation," and ASC 505-50 "Equity-Based Payments to Non-Employees," or ASC 718, with respect to options and warrants issued to non-employees. ASC 718 requires the use of an option valuation model to measure the fair value of the options and warrants at the measurement date as defined in ASC 505-50.  ASC 718 requires companies to estimate the fair value of stock-based awards on the date of grant using an option-pricing model, where applicable.  Stock-based compensation expense recognized in our consolidated statements of operations for 2009, 2010 and 2011 include compensation expense for stock-based awards granted based on the grant date fair value estimated in accordance with the provisions of ASC 718.

We recognize these compensation costs net of a forfeiture rate and recognize the compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period for each separately vesting portion of the award, which is the option vesting term of four years.  ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  We estimate the fair value of stock options granted using the Black-Scholes-Merton option pricing model.  Stock-based compensation expense recognized under ASC 718 and ASC 505-50 were approximately $159,000, $99,000 and $67,000 for the years ended December 31, 2009, 2010 and 2011, respectively.

Results of Operations

The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
Revenues:
Product sales	48.0%	37.9%	31.9%
Services	52.0	62.1	68.1
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Product sales	16.2	13.0	9.2
Services	17.1	23.1	23.6
Total cost of revenues	33.3	36.1	32.8
Gross profit	66.7	63.9	67.2
Selling and marketing	25.2	22.2	15.9
Research and development, net	16.6	13.3	15.9
General and administrative	31.8	25.9	32.1
Operating income (loss)	(6.9)	2.5	3.3
Financial income (expenses), net	(0.3)	-	-
Capital gain on sale of long-term investment	-	-	0.7
Income (loss) before taxes on income	(7.2)	2.5	4.0
Taxes on income, net	(0.2)	(0.4)	(0.1)
Net income (loss) from continuing operations	(7.4)	2.1	3.9
Net loss from discontinued operations	(0.4)	(0.6)	(0.7)
Net income (loss)	(7.8)	1.5	3.2

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

Revenues from Products and Services.  Revenues from products and services consist primarily of software license fees sales, hardware sales and revenues from services, including managed services, hosting, consulting, maintenance, training, professional services and support.  Revenues from products and services increased by 3.4% to $12.0 million for the year ended December 31, 2011 from $11.6 million for the year ended December 31, 2010.  Revenues from products and services from our wholly-owned U.S. subsidiary, MTS IntegraTRAK, increased by 1.1% to $8.9 million, or 74.2% of our total revenues, for the year ended December 31, 2011 from $8.8 million, or 75.9% of our total revenues, for the year ended December 31, 2010.  The increase in revenues from products and services in 2011 is primarily attributable to the revenues from our agreement with Simple Mobile.  We expect that our revenues will remain at the same level in 2012 compared to 2011.

Cost of Revenues from Products and Services.  Cost of revenues from products and services consists primarily of (i) production costs (including hardware, media, packaging, freight and documentation); (ii) certain royalties and licenses payable to third parties (including the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel, or the OCS), (iii) professional services costs; and (iv) support costs.  Cost of revenues from products and services decreased by 7.1% to $3.9 million for the year ended December 31, 2011 from $4.2 million for the year ended December 31, 2010.  The decrease in cost of revenues from products and services is primarily attributable to our on-going monitoring and reduction of expenses in order to achieve sustainable growth and to a change in the mix of products sold.  We expect a minor increase in our cost of revenues in 2012 compared to 2011.

Selling and Marketing.  Selling and marketing expenses consist primarily of costs relating to sales representatives and their travel expenses, trade shows and marketing exhibitions, advertising and presales support.  Selling and marketing expenses decreased by 26.9% to $1.9 million for the year ended December 31, 2011 from $2.6 million for the year ended December 31, 2010.  The decrease in selling and marketing expenses is primarily attributable to the consolidation of two of our sales offices in the United States.  We expect that our selling and marketing expenses will not change significantly in 2012.

Research and Development, net.  Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities, outsourcing subcontractor development and other related costs, net of grants that were approved by the OCS.  Research and development expenses increased by 26.7% to $1.9 million for the year ended December 31, 2011 (net of a $10,000 grant from the OCS) from $1.5 million for the year ended December 31, 2010 (net of a $216,000 grant from the OCS).  The increase in research and development expenses is primarily attributable to the decrease in grants received from the OCS during 2011.  We expect that our research and development, net expenses will decrease in 2012 compared to 2011.

General and Administrative.  General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, professional fees and office maintenance and administrative costs.  General and administrative expenses increased by 26.7% to $3.8 million for the year ended December 31, 2011 from $3.0 million for the year ended December 31, 2010.  The increase in general and administrative expenses is primarily attributable to the legal costs and settlement payment which in the aggregate were approximately $640,000 relating to the Asentinel suit.  We expect that our general and administrative expenses will decrease in 2012 compared to 2011.

Financial income (expenses), net.  Financial income (expenses), net consists primarily of interest income on bank deposits, foreign currency translation adjustments, other interest charges and the financial income (expenses) from option contracts or other foreign hedging arrangements.  We recorded $2,000 of financial income, net for the year ended December 31, 2011, primarily attributable to foreign currency translation adjustments.  Our net financial income (expenses) was zero for the year ended December 31, 2010.

Taxes on Income.  We recorded taxes on income of $10,000 for the year ended December 31, 2011, compared to taxes on income of $47,000 for the year ended December 31, 2010.  Our taxes on income for the year ended December 31, 2011 are primarily attributable to the utilization of deferred tax assets by our subsidiary in Hong Kong and our U.S. state income taxes.  Our taxes on income for the year ended December 31, 2010 are primarily attributable to a tax provision in relation to an uncertain tax position, taxes paid for previous years as well as our U.S. state income taxes.

Net loss from discontinued operations.  We recorded a net loss from discontinued operations of $84,000 for the year ended December 31, 2011, compared to a net loss from discontinued operations of $68,000 for the year ended December 31, 2010.  The losses from discontinued operations for the years ended December 31, 2010 and 2011 are attributable to certain contingent liabilities of our Brazilian subsidiary, TABS Brazil Ltda., whose operations were discontinued in March 2009.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Revenues from Products and Services.  Revenues from products and services increased by 1.8% to $11.6 million for the year ended December 31, 2010 from $11.4 million for the year ended December 31, 2009.  Revenues from products and services from our wholly-owned U.S. subsidiary, MTS IntegraTRAK, increased by 4.8% to $8.8 million, or 75.9% of our total revenues, for the year ended December 31, 2010 from $8.4 million, or 73.7% of our total revenues, for the year ended December 31, 2009.  The increase in revenues from products and services in 2010 is primarily attributable to the increase in revenue from services.

Cost of Revenues from Products and Services.  Cost of revenues from products and services increased by 10.5% to $4.2 million for the year ended December 31, 2010 from $3.8 million for the year ended December 31, 2009.  The increase in cost of revenues from products and services is primarily a result of the increase in revenues from services, which have higher manpower costs.

Selling and Marketing.  Selling and marketing expenses decreased by 10.3% to $2.6 million for the year ended December 31, 2010 from $2.9 million for the year ended December 31, 2009.  The decrease in selling and marketing expenses is primarily attributable to a cost reduction plan that we implemented during 2009, which included a reduction in the salaries of our selling and marketing personnel that were not fully reflected in our 2009 results.

Research and Development, net.  Research and development expenses decreased by 21% to $1.5 million for the year ended December 31, 2010 (net of a $216,000 grant from the OCS) from $1.9 million for the year ended December 31, 2009 (net of a $234,000 grant from the OCS).  The decrease in research and development expenses is primarily attributable to a cost reduction plan that we implemented during 2009, which included a reduction in the number of research and development personnel that was not fully reflected in 2009 results.

General and Administrative.  General and administrative expenses decreased by 16.7% to $3.0 million for the year ended December 31, 2010 from $3.6 million for the year ended December 31, 2009.  The decrease in general and administrative expenses is primarily attributable to a cost reduction plan that we implemented during 2009, which included a reduction in the salaries of our general and administrative personnel that were not fully reflected in 2009 results.

Financial income (expenses), net.  We did not record any financial income or expenses for year ended December 31, 2010.  We recorded $31,000 of financial expenses, net for the year ended December 31, 2009, primarily attributable to interest payable to the Israeli tax authorities following tax assessments for prior years.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6
2010	2.7	(6.0)	8.7
2011	2.2	7.7	(5.5)

A depreciation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are linked to the dollar.  This depreciation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities and also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar.  Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.  During 2009 and 2010 the NIS appreciated against the U.S. dollar, which resulted in an increase in the U.S. dollar cost of our NIS expenses. During 2011 the NIS devaluated against the U.S. dollar, which resulted in a decrease in the U.S. dollar cost of our NIS expenses.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results.  We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

In 2011, we entered into forward, call and put option contracts in the amount of $5.3 million that converted a portion of our floating currency liabilities to a fixed rate basis, which reduced the impact of the currency changes on our cash flow.  In 2011, we recorded expenses of $10,000 with respect to such transactions, presented in the statements of operations as financial expense, net.

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

Effective Corporate Tax Rate

The Israeli corporate tax rate was 26% in 2009, 25% in 2010 and 24% in 2011.  On December 5, 2011, the Israeli Parliament, the Knesset, passed the Law for Tax Burden Reform (Legislative Amendments), 2011, which among others, cancels effective from January 1, 2012, the scheduled progressive reduction in the corporate tax rate, and increases the corporate tax rate to 25% in 2012 and thereafter.  In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

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

In December 2010, the Knesset passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments to the Investment Law.  The amendment became effective as of January 1, 2011.  According to the amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to our company's entire preferred income.  We will be able to opt to apply (the waiver is non-recourse) the amendment and from then on we will be subject to the amended tax rates that are: 2011 and 2012 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%).

Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties.  Under Israeli tax law, the results of our foreign consolidated subsidiaries cannot be consolidated for tax purposes with the results of operations of the parent company.

Recently Issued Accounting Standards

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP.  This pronouncement is an authoritative guidance to amend certain measurement and disclosure requirements related to fair value measurements to improve consistency with international reporting standards. This guidance is effective prospectively for public entities for interim and annual reporting periods beginning after December 15, 2011, with early adoption prohibited.  We are currently evaluating the effect of ASU No. 2011-04, but do not expect its adoption will have a material effect on our consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which specifies that the total of comprehensive income, the components of net income and the components of other comprehensive income are to be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. No change has been made in the items to be reported in comprehensive income. ASU No. 2011-05 is effective for the interim and annual periods beginning after December 15, 2011, and should be applied retrospectively.  We are currently evaluating the effect of ASU No. 2011-05, but do not expect its adoption will have a material effect on our consolidated financial statements.

In November 2011, the FASB issued Accounting Standards 2011-08 "Intangibles—Goodwill and Other" (Topic 350), ASU 2011-08, which introduced an optional qualitative assessment for testing goodwill for impairment that may allow companies to skip the annual two-step test. ASU 2011-08 allows companies to qualitatively assess whether it is more likely than not (i.e., a likelihood of greater than 50%) that the fair value of a reporting unit is less than its carrying amount. If that is the case, the company would have to perform the annual two-step impairment test. The ASU is effective for fiscal years beginning after December 15, 2011. Early adoption is permitted.  We are currently evaluating the effect of ASU No. 2011-08, but do not expect its adoption will have a material effect on its consolidated financial statements.

In September 2011, the FASB issued Accounting Standards Update 2011-12, “Comprehensive Income (Topic 220)”. The amendments in this Update supersede certain pending paragraphs in Accounting Standards Update 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” to effectively defer only those changes in Update 2011-5 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.  We are currently evaluating the impact of this update on our consolidated financial statements.

B.	Liquidity and Capital Resources

On December 31, 2011, we had $3.3 million in cash and cash equivalents, $127,000 in restricted marketable securities, $45,000 in restricted cash and a working capital deficit of $0.8 million, compared to $2.1 million in cash and cash equivalents, $147,000 in restricted marketable securities and a working capital deficit of $1.5 million on December 31, 2010.  The marketable securities are restricted in order to secure our obligations under one of our leasing agreements.  The increase in our working capital at December 31, 2011 was primarily attributable to our improved operations.  We intend to continue our efforts to improve our overall operational results, which should improve our working capital.

In March 2011, we completed the sale of our ownership interest in Silverbyte Networks Ltd., which we had previously written off, and received total proceeds of approximately $90,000 from the sale that was recorded as other income in the first quarter of 2011.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2009	2010	2011
	(in thousands)
Net cash provided by (used in) operating activities from continuing operations	$514	$(71)	$1,118
Net cash provided by (used in) operating activities from discontinued operations	44	-	-
Net cash provided by (used in) investing activities	(344)	22	27
Net cash provided by (used in) financing activities from continuing operations	(5)	-	-
Net cash provided by (used in) financing activities from discontinued operations	(45)	-	-
Net increase (decrease) in cash and cash equivalents	164	(49)	1,145
Cash and cash equivalents at beginning of period	2,009	2,173	2,124
Cash and cash equivalents at end of period	2,173	2,124	3,269

Net cash provided by operating activities from continuing operations was approximately $1.1 million for the year ended December 31, 2011.  The increase in cash generated from operating activities from continuing operations in 2011 compared to 2010 is primarily attributable to an increase in our operating income in 2011 and our continuing improvement in collection of trade receivables.  Net cash used in operating activities from continuing operations was approximately $71,000 for the year ended December 31, 2010.  The decrease in cash generated from operating activities from continuing operations in the 2010 period compared to the 2009 period is primarily attributable to the increase in trade receivables due to an increase in revenues in the last quarter of 2010.  Net cash provided by operating activities from continuing operations was approximately $514,000 for the year ended December 31, 2009.

Net cash provided by investing activities was approximately $27,000 for the year ended December 31, 2011, primarily attributable to the sale of our ownership interest in Silverbyte Networks Ltd.  Net cash provided by investing activities was approximately $22,000 for the year ended December 31, 2010, primarily attributable to the sale of marketable securities.  Net cash used in investing activities was approximately $344,000 for the year ended December 31, 2009, primarily due to amounts paid in 2009 in connection with the AnchorPoint acquisition, property improvements and the purchase of equipment.

We did not use any cash in financing activities from continuing operations for the years ended December 31, 2010 and 2011, compared to approximately $5,000 used in financing activities from continuing operations for the year ended December 31, 2009.  Net cash provided by financing activities from discontinued operations was approximately $45,000 for the year ended December 31, 2009.

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

We work closely with our customers and prospective customers to determine their requirements and design enhancements and new releases to meet their needs.  Research and development activities take place in our facilities in Israel.  We employed 15 persons in research and development as of December 31, 2011, as compared to 16 persons in research and development as of December 31, 2010 and 18 persons in research and development as of December 31, 2009.

We have committed substantial financial resources to research and development for our TEM and billing solution activities.  Among our various development plans, our roadmap includes the integration of our TEM products with our other complementary TEM products within the next few years. During 2009, 2010 and 2011, our net research and development expenditures were $1.9 million, $1.5 million and $1.9 million, respectively.  In the past, we received funding from the OCS for selected research and development projects.  In each of the last five fiscal years, we applied to the OCS for new grants for our research and development projects and we have subsequently received approval for such applications other than the 2011 application.

Under the terms of research and development grants that we have received from the OCS, we are required to pay royalties on the revenues derived from products incorporating know-how developed with such grants and ancillary services in connection therewith, up to 100% to 150% of the dollar-linked value of the total grants, plus interest.  We are required to pay royalties at a rate of 3%-5%.  The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.  Since June 1997, we have paid the OCS royalties on all call accounting product sales at the applicable rates at the time of payment.  See Item 10E. “Additional Information - Taxation - Grants under the Law for the Encouragement of Industrial Research and Development, 1984.”  As of December 31, 2011, we had a contingent obligation to pay royalties to the OCS in the amount of approximately $9.0 million.  The $4.9 million of grants we received after January 1999 is subject to interest at a rate equal to the 12 month LIBOR rate.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2011 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(U.S. dollars in thousands)
Operating lease obligations	384	266	118	--	--
Accrued severance pay*	762	--	--	--	762
Total	1,146	266	118	--	762
__________
* See Item 6D. “Directors, Senior Management and Employees - Employees.”

As discussed in Note 10.h of our consolidated financial statements contained elsewhere in this annual report, effective January 1, 2007, we adopted the provisions of FASB ASC 740, “Income Taxes.”  As of December 31, 2011, we had a total liability of $632 for gross unrecognized tax benefits.  Due to the uncertainties related to those tax matters, we are currently unable to make a reasonably reliable estimate of when cash settlement with a relevant tax authority will occur.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position with the Company
Chaim Mer	64	Chairman of the Board of Directors
Eytan Bar	46	Chief Executive Officer
Alon Mualem	44	Corporate Chief Financial Officer
Josef Brikman	54	North America President
Isaac Ben-Bassat	58	Director
Eytan Barak (1)	67	Outside Director
Roger Challen	66	Director
Steven J. Glusband	65	Director
Yaacov Goldman (1)	57	Director
Lior Salansky	47	Director
Varda Trivaks (1)	55	Outside Director
___________________
(1) Member of our Audit Committee

Messrs. Mer, Ben-Bassat, Challen, Glusband, Goldman and Salansky will serve as directors until our 2012 Annual General Meeting of Shareholders.  All of such persons were elected to serve as directors by our shareholders at our 2011 Annual General Meeting of Shareholders.  Ms. Trivaks will serve as an outside director pursuant to the provisions of the Israeli Companies Law for a second three-year term until August 2014, following which the service of Ms. Trivaks as an outside director may be renewed for one additional three-year term.  Mr. Barak was elected to serve as an outside director pursuant to the provisions of the Israeli Companies Law for a second three-year term until December 2013, following which the service of Mr. Barak as an outside director may be renewed for one additional three-year term.

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

Josef Brikman has served as our President of North America operations since May 2011.  Mr. Brikman also serves as President of MER Security Inc., which he joined in 2008.  From 2006 to 2008, Mr. Brikman was a co-founder of a financial consulting company.  Mr. Brikman had previously served our company as Chief Financial Officer from 1998 to 2004.  Previously, Mr. Brikman was co-founder and co-manager of STS Software Systems Ltd.  Mr. Brikman holds a B.Sc. degree from Fairleigh Dickenson University and an M.B.A. degree from Haifa University.

Isaac Ben-Bassat has served as a director since our inception in December 1995.  Mr. Ben-Bassat has been Executive Vice President and a director of C. Mer since 1988.  Mr. Ben-Bassat holds a B.Sc. degree in Civil Engineering from the Technion - Israel Institute of Technology.

Eytan Barak has served as an outside director of our company from August 2007 and is a member of our audit committee.  Mr. Barak is joint owner and chief executive officer of Dovrat - Barak, Investments in Advanced Technologies Ltd., which provides financial resources and management assistance to start-up companies.  Mr. Barak also serves as a member of the board of directors, audit committee and investment committee of various Israeli companies, including Eltek Ltd., Meshulam Levinstein Construction and Engineering Ltd., Spectronix Ltd. and Menorah-Mivtachim Mutual Funds Ltd.  From 1973 to 1997, Mr. Barak was with Israel Corporation, initially serving as its corporate controller and thereafter as its chief financial officer, and also served as chairman or member of the board of directors of some of its subsidiaries.  From 1967 until 1973, Mr. Barak was associated with Kesselman & Kesselman, the Israeli member firm of PricewaterhouseCoopers International Limited.  Mr. Barak holds a B.A. degree in accounting from Tel Aviv University and has been a certified public accountant (Israel) since 1971.

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

Yaacov Goldman has served as a director since May 2004 and is a member of our audit committee.  Mr. Goldman provides consulting services to companies in strategic-financial areas, through his wholly owned company, Maanit-Goldman Management & Investments (2002) Ltd.  Mr. Goldman also serves as a director of Golden House Ltd., Tagor Capital Ltd., Isrotel Ltd., Negev Ceramics Ltd., Medi Power (Overseas) Public Co. Limited, IceCure Medical Ltd. and Renewable Resources Ltd. and its affiliated companies.  Until March 2012, Mr. Goldman served as a director of Elron Electronic Industries Ltd. and DS Apex Holdings Ltd. Until July 2010, Mr. Goldman served as a director of Bank Leumi Le'Israel Ltd. and until June 2009 as Chairman of ITGI Medical Ltd.  Mr. Goldman served as the Professional Secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel from October 2004 until September 2008.  Commencing in 1981, Mr. Goldman worked for Kesselman & Kesselman (Israeli member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of such firm.  From September 2000 until November 2001, Mr. Goldman served as managing director of Argoquest Holdings, LLC.  From March 2002 until October 2002, Mr. Goldman acted as a consultant to a private equity initiative with Poalim Capital Markets & Investments Ltd.  Mr. Goldman holds a B.A. degree in Economics and Accounting from Tel Aviv University and is a Certified Public Accountant (Israel).

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

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2011.

	Salaries, fees, commissions and bonuses		Pension, retirement and similar benefits
	(U.S. dollars in thousands)
All directors and executive officers as a group (11 persons)	913	(1)	19

    ___________________
    (1) In addition to this amount, we provide automobiles to certain of our executive officers at our expense.

Mr. Chaim Mer, the Chairman of our Board of Directors, devotes approximately 20% of his time to the management of our company in consideration of which we pay him a monthly salary of $7,000 per month.  Mr. Chaim Mer voluntarily and temporarily reduced his monthly salary by 15% to $5,950 per month, from December 1, 2008 and until February 28, 2011.

During the year ended December 31, 2011, we paid to our directors an annual fee of approximately $8,400 and a per meeting attendance fee of $300 (other than our outside directors under Israeli law, Mr. Chaim Mer, the Chairman of our Board of Directors, whose compensation is described above and Mr. Yaacov Goldman, an independent director and our audit committee financial expert).  We currently pay our outside directors an annual fee, payable quarterly, of NIS 30,500 (currently equivalent to approximately $8,000) and a per meeting attendance fee of NIS 1,700 (currently equivalent to approximately $450).  During the year ended December 31, 2011, we paid Mr. Goldman an annual fee of approximately $16,800 and a per meeting attendance fee of $400.

As of December 31, 2011, no options were held by our directors.  As of December 31, 2011, our three executive officers held options to purchase an aggregate amount of 377,500 post-reverse split ordinary shares with exercise prices ranging from $1.44 to $2.46 and a vesting period of four years.  Of such options, options to purchase 15,000 post-reverse split ordinary shares will expire in September 2012, options to purchase 7,500 post-reverse split ordinary shares will expire in February 2013, options to purchase 105,000 post-reverse split ordinary shares will expire in May 2014, options to purchase 150,000 post-reverse split ordinary shares will expire in August 2016 and options to purchase 100,000 post-reverse split ordinary shares will expire in November 2016.  Such options were granted under our 2003 Israeli Share Option Plan and 2006 Stock Option Plan.  See Item 6.E., “Directors, Senior Management and Employees - Share Ownership – Stock Option Plans.”

C.	Board Practices

Election of Directors

Our Articles of Association provide for a Board of Directors consisting of up to ten members or such other number as may be determined from time to time at a general meeting of shareholders.  Our Board of Directors is currently composed of eight directors.

Pursuant to our articles of association, all of our directors (except the outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected.  The Board of Directors, may, at any time from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number.  All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office.  All of our current directors (except our outside directors) were elected by our shareholders at our annual general meeting of shareholders held in August 2011.

We do not follow the requirements of the NASDAQ Stock Market Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our directors are recommended by our board of directors for election by our shareholders.  See below in this Item 16G. “Corporate Governance.”

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

In general, outside directors serve for a three-year term, which may be renewed for only two additional three-year term.  Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors.  An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Independent Directors.  In general, NASDAQ Stock Market Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, within the meaning of the NASDAQ Stock Market Rules, and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ. However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.  A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  On March, 31, 2009, we provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, within the meaning of the NASDAQ Stock Market Rules.  Instead, under Israeli law and practice, we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors.  In addition, in accordance with the rules of the Securities and Exchange Commission and NASDAQ, we have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee.

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

Administrative Sanctions.  A recent amendment to the Israeli Securities Law, 5728-1968, or the Israeli Securities Law, and a corresponding amendment to the Israeli Companies Law, authorizes the Israeli Securities Authority to impose administrative sanctions against companies like ours and their office holders for certain violations of the Israeli Securities Law or the Israeli Companies Law.  These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time.  The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1.0 million (currently equivalent to approximately $260,000), plus the greater of the following amounts payable to persons who suffered damages as a result of the violation: (i) the amount of profits earned or losses avoided by the violator as a result of the violation, up to NIS 1.0 million, or (ii) compensation for damages suffered by the injured persons, up to 20% of the fine imposed on the violator.

The amendments to the Israeli Securities Law and to the Israeli Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance.  Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them (as described in clause (ii) of the immediately preceding paragraph) are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association.

To enable us to continue to be able to indemnify and insure our office holders to the full extent permitted by law, our shareholders, at our 2011 annual general meeting, approved the amendment of our Articles of Association to authorize indemnification and insurance in connection with administrative proceedings, including without limitation, the specific amendments to the Israeli Securities Law and the Israeli Companies Law described above.

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

On December 31, 2011, we and our consolidated subsidiaries employed 78 persons, of which 15 persons were employed in research and development, 33 in training and technical support, 10 in sales and marketing and 20 in operations and administration.  As of December 31, 2011, 28 of our employees were located in Israel, 46 of our employees were located in the United States and 4 of our employees were located in Hong Kong.

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

Cost of living adjustment of employees’ wages is determined on a nationwide basis and are legally binding, if and when applied.  Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is similar to the United States Social Security Administration.  In 2011, payments to the National Insurance Institute amounted to approximately 15% of wages, of which approximately two-thirds was contributed by employees with the balance contributed by the employer.

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

The following table sets forth certain information as of March 22, 2012 regarding the beneficial ownership of our ordinary shares by each of our directors.  The number of ordinary shares beneficially owned set forth in the table and the footnotes to the table have been adjusted to reflect the one-for-two reverse stock split that was effected on March 2, 2010.

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares(2)
Chaim Mer	1,092,497	(3)	24.5%
Isaac Ben-Bassat	344,607	(4)	7.7%
Eytan Barak	--		--
Roger Challen	1,087,308	(5)	24.4%
Steven J. Glusband	500		*
Yaacov Goldman	--		--
Lior Salansky	554,281	(6)	12.4%
Ms. Varda Trivaks	--		--
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

(2)	The percentages shown are based on 4,459,057 ordinary shares (excluding 5,400 ordinary shares held as treasury stock) issued and outstanding as of March 22, 2012.

(3)
Based upon a Schedule 13D/A filed with the SEC on May 26, 2009 and other information available to our company.  Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the record holders of 214,453 ordinary shares and the beneficial owners of 872,226 ordinary shares through their controlling interest in Mer Ofekim Ltd., 5,770 ordinary shares through their controlling interest in Mer Services Ltd. and 48 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(4)
Based upon a Schedule 13D/A filed with the SEC on October 30, 2008 and other information available to our company.  Includes 29,584 ordinary shares owned of record by Mr. Ben-Bassat and 315,023 ordinary shares owned of record by Ron Dan Investments Ltd., a company controlled by Mr. Ben-Bassat.

(5)
The 1,087,308 ordinary shares are held of record by The Info Group, Inc., a Massachusetts corporation controlled by Mr. Roger Challen.  Accordingly, Mr. Roger Challen may be deemed to have the sole voting and dispositive power as to the ordinary shares held of record by The Info Group, Inc.

(6)	Based upon a Schedule 13D/A filed with the SEC on October 7, 2008 and other information available to our company.

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

During 2011, options to purchase an aggregate of 107,250 post-reverse split ordinary shares were granted under the 2003 Plan at an average exercise price of $1.82 per share, and no options were exercised.  At December 31, 2011, options to purchase 189,000 post-reverse split ordinary shares were outstanding under the 2003 Plan, exercisable at an average exercise price of $1.86 per share.

2006 Stock Option Plan

In June 2006, we adopted our 2006 Stock Option Plan, or the 2006 Plan, under which up to 200,000 post-reverse split ordinary shares may be issued (subject to standard adjustments) to employees, officers and non-employee directors of ours and our affiliates.  Ordinary shares as to which an option granted under the 2006 Plan has not been exercised at the time of its expiration, cancellation or forfeiture may again be subject to new awards under the 2006 Plan.  At our 2011 annual general meeting, our shareholders approved an amendment to our 2006 Stock Option Plan to provide for the issuance thereunder of an additional 200,000 post-reverse split ordinary shares and to increase the total number of ordinary shares with respect to which options may be granted thereunder to any eligible employee during any 12 month period to 150,000 (instead of 50,000 according to the original 2006 Plan) ordinary shares, subject to adjustment as provided in the 2006 Plan.

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

During 2011, options to purchase an aggregate of 150,000 ordinary shares were granted under the 2006 Plan and no options were exercised.  At December 31, 2011, options to purchase 272,500 ordinary shares were outstanding under the 2006 Plan, exercisable at an average exercise price of $1.66 per share.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information as of March 22, 2012 regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:  The number of ordinary shares beneficially owned set forth in the table and the footnotes to the table have been adjusted to reflect the one-for-two reverse stock split that was effected on March 2, 2010.

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares(2)
Chaim Mer and Dora Mer	1,092,497	(3)	24.5%
The Info Group, Inc.	1,087,308	(4)	24.4%
Lior Salansky	554,281	(5)	12.4%
Isaac Ben-Bassat	344,607	(6)	7.7%
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

(2)	The percentages shown are based on 4,459,057 ordinary shares (excluding 5,400 ordinary shares held as treasury stock) issued and outstanding as of March 22, 2012.

(3)
Based upon a Schedule 13D/A filed with the SEC on May 26, 2009 and other information available to our company.  Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the record holders of 214,453 ordinary shares and the beneficial owners of 872,226 ordinary shares through their controlling interest in Mer Ofekim Ltd., 5,770 ordinary shares through their controlling interest in Mer Services Ltd. and 48 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(4)
The Info Group, Inc. is a Massachusetts corporation controlled by Mr. Roger Challen.  Accordingly, Mr. Roger Challen may be deemed to have the sole voting and dispositive power  of our ordinary shares held of record by The Info Group, Inc.

(5)	Based upon a Schedule 13D/A filed with the SEC on October 7, 2008 and other information available to our company.

(6)
Based upon a Schedule 13D/A filed with the SEC on October 30, 2008 and other information available to our company.  Includes 29,584 ordinary shares owned of record by Mr. Ben-Bassat and 315,023 ordinary shares owned of record by Ron Dan Investments Ltd., a company controlled by Mr. Ben-Bassat.

Significant Changes in the Ownership of Major Shareholders

On February 11, 2008, we issued in a private placement 375,000 (post-reverse split) ordinary shares to Mr. Lior Salansky for a total consideration of $750,000.  On February 21, 2008, Mr. Salansky filed a Schedule 13D with the Securities and Exchange Commission reflecting ownership of 521,030 (post-reverse split), or 15.97%, of our ordinary shares.  On October 7, 2008, Mr. Salansky filed a Schedule 13D/A with the Securities and Exchange Commission reflecting ownership of 595,140 post-reverse split, or 17.7%, of our ordinary shares.

On September 29, 2008, we completed a private placement of 109,745 (post-reverse split) of our ordinary shares for aggregate proceeds of $250,000, to Mr. Salansky (our then president), who is also a director and a principal shareholder, Mr. Isaac Ben-Bassat a director, and Mr. Eytan Bar, our chief executive officer.  On October 10, 2008, Mr. Bar filed a Schedule 13D with the Securities and Exchange Commission reflecting ownership of 183,854 post-reverse split, or 5.3%, of our ordinary shares.  On October 30, 2008, Mr. Ben-Bassat filed a Schedule 13D/A with the Securities and Exchange Commission reflecting ownership of 388,505(post-reverse split), or 11.6%, of our ordinary shares.

On December 30, 2008, we completed the acquisition of certain assets and liabilities of AnchorPoint, a Massachusetts-based provider of TEM solutions.  The aggregate consideration paid for the acquisition was the issuance of 1,087,308 of our (post-reverse split) ordinary shares, or 24.4% of our outstanding shares on a post-transaction basis.  AnchorPoint changed its name to The Info Group, Inc. following the completion of the transaction.  The Info Group, Inc. is controlled by Mr. Roger Challen, who may be deemed to have the sole voting and dispositive power as to the ordinary shares held of record by The Info Group, Inc.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 22, 2012, there were 108 holders of record of our ordinary shares, of which 58 record holders holding approximately 62% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 37% of our outstanding ordinary shares as of such date).

B.	Related Party Transactions

Mrs. Dora Mer, the wife of Chaim Mer, provided legal services to our company through the Israeli law firm of M. Firon & Co., Advocates and Notaries, until July 2011.  On April 2, 2008, our Audit Committee and Board of Directors approved our engagement of the services of Mrs. Dora Mer, for a monthly retainer in the amount of $5,000.  Mrs. Mer voluntarily reduced her monthly retainer to $4,250 from December 1, 2008 until February 28, 2010 and the monthly retainer was further reduced to $2,500 since March 1, 2010.

Our subsidiaries, MTS Asia Ltd. and MTS IntegraTRAK, entered into an agreement with C. Mer Industries Ltd, or C. Mer, pursuant to which they distribute and support certain of C. Mer’s products and provide certain services on behalf of C. Mer.  Generally, C. Mer compensates MTS Asia Ltd. for these activities at cost plus 10% and compensates MTS IntegraTRAK at cost plus 5%. There were no transactions under this agreement during 2009, 2010 and 2011. C. Mer is a publicly traded company controlled by Mr. Mer, he has been the Chairman of its Board of Directors since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005.  Presently, the only service provided to us by C. Mer is our participation in its umbrella liability insurance coverage.  We believe that the terms under which C. Mer provides such participation to us is on a basis no less favorable than could be obtained from an unaffiliated third party.

In connection with our acquisition of certain assets and liabilities of the TEM solution business of AnchorPoint in 2009, Mr. Roger Challen, the controlling shareholder of AnchorPoint, was employed by our company at an annual salary of $77,760.  Effective as of June 30, 2011, we terminated such employment relationship with Mr. Challen, and instead, our shareholders authorized Mr. Challen to provide consultancy services to us for a monthly fee of $2,000.  A consulting agreement with Mr. Challen has not been signed as yet.  In addition, since January 1, 2009 and as part of the acquisition of certain assets and liabilities of AnchorPoint’s TEM solutions, we also received certain services from Data Distributors, Inc., a company controlled by Mr. Challen.  These services include reimbursement for shared expenses, development and IT services, other administrative services, and rental related fees.  These services were significantly reduced during 2011.  Expenses recognized with respect to the above mentioned services were approximately $195,000 for the year ended December 31, 2011. In addition, we rent from Mr. Challen an office in Powder Springs, Georgia, where we occupy approximately 4,800 square feet of space under a month-to-month lease, for a monthly rental fee of approximately $4,700.

On March 25, 2009, our Audit Committee and Board of Directors approved a transaction with Mer & Co. (1982) Ltd., or Mer & Co, a subsidiary of C. Mer.  According to the terms of the transaction, we will sell our products to Mer & Co, which has an Israel Defense Forces approved supplier number, and it will represent us and resell our products to the Israeli Defense Forces.  For its services, we agreed to pay Mer & Co. 5% of the amounts we received from the Israeli Defense Forces for our software products; however, as of December 31, 2011, Mer & Co. has provided such services without any charge.

At our 2010 annual general meeting, our shareholders approved our assumption of certain costs for defending the patent infringement claim that was made by Asentinel against AnchorPoint, Inc. (now known as The Info Group Inc.) and two other defendants. Subsequent to the filing of the complaint, we and our wholly-owned subsidiary, MTS Integratrak were also named as defendants.  See Item 8A “Financial Information – Legal Proceedings.”  Mr. Roger Challen, the controlling shareholder of the Info Group Inc., is the beneficial owner of 24.4% of our ordinary shares held of record by such company.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

See the consolidated financial statements, including the notes thereto included in Item 18.

Export Sales

See Note 13 of our consolidated financial statements.

Legal Proceedings

In April 2000, the tax authorities in Israel issued to us a demand for a tax payment in the amount of approximately NIS 6.0 million (approximately $1.57 million) for the 1997 to 1999 period.  We have appealed to the Israeli district court in respect of this tax demand.  We believe that certain defenses can be raised against the demand of the tax authorities.  We have made a provision in our financial statements for this tax demand for the amount deemed probable, based on the current evidence, which we believe is adequate.

During August 2007, our now inactive Brazilian subsidiary, TABS Brazil Ltda., was ordered by the Labor Law Court in Brazil to pay approximately 167,000 Brazilian Reais (approximately $90,000) to one of its former employees.  Such amount bears interest at a rate of 1% per month from the date that the claim was filed. We recorded a provision in our financial statements for the amount deemed probable.

On September 28, 2010, Asentinel, a competitor of our company, filed a patent infringement complaint against AnchorPoint, Inc. (now known as The Info Group Inc.), from whom we purchased certain assets in December 2008, and two other defendants, in the United States District Court for the Western District of Tennessee.  The plaintiff subsequently filed a motion for leave to file an amended complaint to add us and our U.S. subsidiary, MTS IntegraTRAK, as defendants, which motion was granted on March 23, 2011.  On December 2, 2011 we entered into a settlement agreement with Asentinel, according to which we made a lump sum payment for the alleged past damages, and Asentinel granted us a license to use certain of its patents in return for ongoing annual royalty payments for periods subsequent to January 1, 2012.

We are a party to various other claims that arise in the ordinary course of business.  Accordingly, we have recorded a provision of approximately $280,000 in respect of such claims in accordance with ASC 450, “Contingencies,” based on the opinion of our management and legal advisors.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2011.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

As of March 2, 2010, we effected a one-for-two reverse stock split of our issued and outstanding ordinary shares, following the approval of our shareholders at an extraordinary general meeting.  Immediately following the reverse stock split, 4,464,457 ordinary shares were issued and 4,459,057 ordinary shares were outstanding.  The share prices set forth below have been adjusted retroactively to reflect the reverse stock split.

Annual Stock Information

The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

Year	High	Low
2011	$2.14	$1.15
2010	$4.00	$0.60
2009	$4.78	$1.20
2008	$3.38	$1.50
2007	$6.52	$0.04

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

	High	Low
2010
First Quarter	$2.00	$0.60
Second Quarter	$3.50	$1.32
Third Quarter	$1.53	$1.00
Fourth Quarter	$4.00	$1.15

2011
First Quarter	$2.14	$1.85
Second Quarter	$2.00	$1.25
Third Quarter	$1.50	$1.15
Fourth Quarter	$1.70	$1.18

2012
First Quarter (through March 21)	$2.14	$1.37
Monthly Stock Information

The following table sets forth, for each of the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

Month	High	Low
October 2011	$1.32	$1.20
November 2011	$1.35	$1.18
December 2011	$1.70	$1.22
January 2012	$1.88	$1.37
February 2012	$2.14	$1.60
March 2012 (through March 21)	$2.10	$1.84

B.	Plan of Distribution

Not applicable.

C.	Markets

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

On August 4, 2011, we entered into an amendment to the hosted billing services agreement we signed on August 12, 2009 with Simple Mobile, a Nevada limited liability company, extending the term of the original agreement through December 31, 2012.  The renewal term may be extended for an additional 12 months, provided an extension agreement is entered into on or before October 1, 2012.  According to the amendment, we will continue to provide hosted services to Simple Mobile during the renewal term, subject to a minimum monthly payment of $150,000.  The parties also agreed to replace the service level agreement entered into in 2009 with a new service level agreement.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to "Corporate Tax" at their taxable income.  The Israeli corporate tax rate was 26% in 2009, 25% in 2010 and 24% in 2011.  On December 5, 2011, the Knesset passed the Law for Tax Burden Reform (Legislative Amendments), 2011, which, among other things, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate and increases the corporate tax rate to 25% in 2012 and thereafter.  In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

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

In the past, we received funding from the Office of the Chief Scientist for selected research and development projects.  In 2008 and 2009, we received the approval of the Office of the Chief Scientist for new research and development grants in the aggregate amount of $158,000 and $304,000, respectively.  We did not receive any approval of the Office of the Chief Scientist for new research and development grants in 2010 and 2011.  See Item 5C. “Operating and Financial Review and Prospects - Research and Development” for additional details on the grants that we have received and our contingent liability to the Office of the Chief Scientist.

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

Taxation of Israeli Shareholders

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends, at the rate of 25%, or 30% for a shareholder that is considered a material shareholder (within the meaning of the Israeli Income Tax Ordinance) at any time during the 12-month period preceding such distribution.  Dividends paid on our ordinary shares to Israeli companies are exempt from such tax, except for dividends distributed from income derived outside of Israel, which are subject to the 25% tax rate.

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

As of December 31, 2011, we had $2.0 million of outstanding call and put option contracts.  These contracts are for periods of up to nine months.  Our accumulated other comprehensive income as of such date does not include any unrealized gain on the call and put option contracts.  In 2011, we entered into forward, call and put option contracts, in the amount of $5.3 million that converted a portion of our floating currency liabilities to a fixed rate basis, thus reducing the impact of the currency changes on our cash flows.  In 2011, we recorded expenses of $10,000 with respect to the above transactions, which is presented in our statements of operations as financial expense, net.  Our call and put option contracts do not qualify as hedging instruments under ASC 815 “Derivatives and Hedging,” as amended.

Foreign Currency Exchange Risk

We have operations in several countries in connection with the sale of our products.  A substantial portion of our sales and expenditures are denominated in dollars.  We have mitigated, and expect to continue to mitigate, a portion of our foreign currency exposure through salaries, marketing and support operations in which all costs are local currency based.  As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the Euro and NIS).  A hypothetical 10% movement in foreign currency rates (primarily the Euro and NIS) against the dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in expected 2012 sales revenues of approximately $150,000.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2011, our internal control over financial reporting was effective.

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

	Year Ended December 31,
Services Rendered	2010	2011
Audit (1)	$100,000	$90,000
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

Neither we nor any affiliated purchaser has purchased any of our ordinary shares during 2011.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules.  A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ rules must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  We have provided NASDAQ with notices of non-compliance with respect to the following NASDAQ rules:

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

No applicable.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements

Index to Consolidated Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 -F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Changes in Shareholders’ Equity	F-6 - F-7
Consolidated Statements of Cash Flows	F-8 - F-9
Notes to Consolidated Financial Statements	F-10 - F-44

ITEM 19.	EXHIBITS

Exhibit	Description
1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant (1)
1.3	Amendment to Articles of Association of the Registrant (2)
2.1	Specimen of Ordinary Share Certificate (1)
4.1	1996 Employee Stock Option Plan (1)
4.2	2003 Israeli Share Option Plan (3)
4.3	2006 Stock Option Plan (4)
4.4	Amendment No. 1 to Agreement with Simple Mobile LLC dated August 4, 2011
8.1	List of Subsidiaries of the Registrant
11.1	Code of Ethics (5)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Label Linkbase Document.
101.PRE*	XBRL Taxonomy Presentation Linkbase Document.

*
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

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

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MER TELEMANAGEMENT SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of Mer Telemanagement Solutions Ltd. ("the Company") and its subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2010 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 26, 2012	A Member of Ernst & Young Global

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2010	2011

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,124	$3,269
Restricted cash	-	45
Restricted marketable securities (Note 3)	147	127
Trade receivables (net of allowance for doubtful accounts of $ 388 and $ 37 at December 31, 2010 and 2011, respectively)	1,251	854
Other accounts receivable and prepaid expenses (Note 4)	174	88
Inventories	17	5

Total current assets	3,713	4,388

LONG-TERM ASSETS:
Lease deposits	4	6
Deferred income taxes (Note 10d)	33	31
Severance pay fund	798	619

Total long-term assets	835	656

PROPERTY AND EQUIPMENT, NET (Note 6)	165	161

OTHER ASSETS:
Other intangible assets, net (Note 7a)	1,415	1,050
Goodwill	3,479	3,479

Total other assets	4,894	4,529

Total assets	$9,607	$9,734

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2010	2011
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$305	$326
Accrued expenses and other liabilities (Note 8)	2,085	2,354
Deferred revenues	2,452	2,025
Liabilities of discontinued operations	351	435

Total current liabilities	5,193	5,140

LONG-TERM LIABILITIES:
Accrued severance pay	1,051	762

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)

SHAREHOLDERS' EQUITY (Note 12):
Share capital -
Ordinary shares of NIS 0.01 par value - Authorized: 12,000,000 shares at December 31, 2010 and 2011; Issued: 4,464,457 at December 31, 2010 and 2011; Outstanding: 4,459,057 shares at December 31, 2010 and 2011	13	13
Additional paid-in capital	19,676	19,773
Treasury shares (5,400 Ordinary shares at December 31, 2010 and 2011)	(29)	(29)
Accumulated other comprehensive loss	(4)	(19)
Accumulated deficit	(16,293)	(15,906)

Total shareholders' equity	3,363	3,832

Total liabilities and shareholders' equity	$9,607	$9,734

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2009	2010	2011
Revenues (Note 13):
Product sales	$5,449	$4,409	$3,828
Services	5,911	7,230	8,175

Total revenues	11,360	11,639	12,003

Cost of revenues:
Product sales	1,835	1,508	1,105
Services	1,942	2,693	2,836

Total cost of revenues	3,777	4,201	3,941

Gross profit	7,583	7,438	8,062

Operating expenses:
Research and development, net	1,888	1,547	1,909
Selling and marketing	2,863	2,584	1,905
General and administrative	3,618	3,016	3,847

Total operating expenses	8,369	7,147	7,661

Operating income (loss)	(786)	291	401
Financial income (expenses), net	(31)	-	2
Capital gain on sale of investment in affiliate	-	-	78

Income (loss) before taxes on income	(817)	291	481
Taxes on income, net (Note 10)	20	47	10

Net income (loss) from continuing operations	(837)	244	471

Net loss from discontinued operations	(40)	(68)	(84)

Net income (loss)	$(877)	$176	$387

Net earnings (loss) per share:
Basic and diluted net earnings (loss) per Ordinary share from continuing operations	$(0.19)	$0.05	$0.11

Basic and diluted net loss per Ordinary share from discontinued operations	$(0.01)	$(0.01)	$(0.02)
Basic and diluted net income (loss) per share	$(0. 20)	$0.04	$0.09
Weighted average number of Ordinary shares used in computing basic and diluted net earnings (loss) per share	4,458,976	4,459,057	4,459,057

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

					Accumulated
			Additional		other		Total	Total
	Share capital		paid-in	Treasury	comprehensive	Accumulated	comprehensive	shareholders'
	Number	Amount	capital	shares	income (loss)	deficit	income (loss)	equity

Balance as of January 1, 2009	4,458,976	$13	$19,423	$(29)	$(16)	$(15,592)		$3,799
Share issuance costs- AnchorPoint acquisition	-	-	(5)	-	-	-		(5)
Stock-based compensation related to options issued to employees	-	-	**) 149	-	-	-		149
Stock-based compensation related to options issued to non employees			**) 10					10
Other comprehensive loss:
Unrealized gains on available-for-sale marketable securities, net	-	-	-	-	43	-	$43	43
Foreign currency translation adjustments	-	-	-	-	(4)	-	(4)	(4)
Total other comprehensive income							39
Net loss	-	-	-	-	-	(877)	(877)	(877)

Total comprehensive loss							$(838)

Balance as of December 31, 2009	4,458,976	13	19,577	(29)	23	(16,469)		3,115

Issuance of shares	81	*) -	-	-	-	-		*) -
Stock-based compensation related to options issued to employees	-	-	99	-	-	-		99
Other comprehensive loss:
Loss on sale of available-for-sale marketable securities, net	-	-	-	-	(27)	-	$(27)	(27)

Total other comprehensive loss							(27)
Net income	-	-	-	-	-	176	176	176

Total comprehensive income							$149

Balance as of December 31, 2010	4,459,057	$13	$19,676	$(29)	$(4)	$(16,293)		$3,363

*)	Represents an amount lower than $ 1.
**)	Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

					Accumulated
			Additional		other		Total	Total
	Share capital		paid-in	Treasury	comprehensive	Accumulated	comprehensive	shareholders'
	Number	Amount	capital	shares	income (loss)	deficit	income (loss)	equity

Balance as of December 31, 2010	4,459,057	$13	$19,676	$(29)	$(4)	$(16,293)		$3,363
Stock-based compensation related to options issued to employees	-	-	65	-	-	-		65
Stock-based compensation related to options issued to non employees			2					2
Transaction with principal shareholder	-	-	30	-	-	-		30
Other comprehensive loss:
Unrealized losses of available-for-sale marketable securities, net	-	-	-	-	(31)	-	$(31)	(31)
Foreign currency translation adjustments					16		16	16
							(15)

Net income	-	-	-	-	-	387	387	387

Total comprehensive income							$372

Balance as of December 31, 2011	4,459,057	$13	$19,773	$(29)	$(19)	$(15,906)		$3,832

Accumulated foreign currency translation adjustments as of December 31, 2011					$(5)
Accumulated unrealized loss from available-for-sale marketable securities					(14)

Accumulated unrealized losses					$(19)

*)	Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011
Cash flows from operating activities:

Net income (loss)	$(877)	$176	$387
Net loss from discontinued operations	40	68	84

Net income (loss) from continuing operations	(837)	244	471
Adjustments required to reconcile net income (loss) from continuing operations to net cash provided by (used in) operating activities:
Gains on sale of available-for-sale marketable securities	(2)	(38)	(2)
Capital gain on sale of investment	-	-	(78)
Depreciation and amortization	540	489	447
Loss on sale of property and equipment	1	-	-
Deferred income taxes, net	5	2	2
Employees and non-employees stock-based compensation	159	99	67
Transaction with principal shareholder	-	-	30
Accrued severance pay, net	(119)	(51)	(110)
Decrease (increase) in trade receivables, net	536	(470)	397
Decrease (increase) in other accounts receivable and prepaid expenses	(61)	211	64
Decrease in inventories	69	22	12
Increase (decrease) in trade payables	(154)	(106)	21
Increase (decrease) in accrued expenses and other liabilities	(41)	(184)	269
Increase (decrease) in deferred revenues	418	(289)	(427)
Increase in restricted cash	-	-	(45)

Net cash provided by (used in) operating activities from continuing operations	514	(71)	1,118
Net cash provided by operating activities from discontinued operations	44	-	-

Cash flows from investing activities:

Proceeds from sale of affiliate	-	-	90
Purchase of property and equipment	(130)	(87)	(87)
Proceeds from sale of property and equipment	7		9
Investment in lease deposits	(29)	6	24
Investment in available-for-sale marketable securities	(182)	(170)	(49)
Proceeds from sale of available-for-sale marketable securities	196	261	40
Transaction costs related to AnchorPoint acquisition	(201)	-	-
Loans granted to employees, net	(5)	12	-

Net cash provided by (used in) investing activities	(344)	22	27

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011

Cash flows from financing activities:

Share issuance costs - AnchorPoint acquisition	(5)	-	-

Net cash used in financing activities from continuing operations	(5)	-	-
Net cash used in financing activities from discontinued operations	(45)	-	-

Increase (decrease) in cash and cash equivalents	164	(49)	1,145
Cash and cash equivalents at the beginning of the year	2,009	2,173	2,124

Cash and cash equivalents at the end of the year	$2,173	$2,124	$3,269

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Interest	$2	$-	$-

Income taxes	$-	$15	$8

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.
Mer Telemanagement Solutions Ltd. ("the Company" or "MTS") was incorporated on December 27, 1995. MTS and its subsidiaries ("the Group") design, develop, market and support a comprehensive line of telecommunication management and customer care & billing ("CC&B") solutions that enable business organizations and other enterprises to improve the efficiency and performance of all intellectual property ("IP") operations, and reduce associated costs. The Group’s products include call accounting and management products, fault management systems and web based management solutions for converged voice, voice over Internet Protocol, IP data and video and CC&B solutions.

The Company's wholly-owned subsidiaries in the United States and Hong Kong, namely, MTS IntegraTRAK Inc. and MTS Asia Ltd., respectively, act as marketing and customer service organizations in those countries.

In March 2009, the Company discontinued the operations of TABS Brazil Ltda. its wholly owned subsidiary in Brazil, and its results of operations were classified as discontinued operations in the statement of operations. In addition, the comparative data of the liabilities and liabilities attributable to discontinued operations were reclassified in the balance sheet. There are no assets from discontinued operations as of December 31, 2010 and 2011.

The summarized results of operations for TABS Brazil Ltda. for the years ended December 31, 2009, 2010 and 2011, which were reported separately as discontinued operations in the consolidated statements of income, are as follows:

	Year ended December 31,
	2009	2010	2011

Revenues	$74	$-	$-
Total operating expenses	51	68	84

Operating income (loss)	23	(68)	(84)

Financial income (expenses)	-	-	-

Other income (loss)	(63)	-	-

Net loss from discontinued operations	$(40)	$(68)	$(84)

Basic and diluted net loss per Ordinary share from discontinued operations	$(0.01)	$(0.01)	$(0.02)

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

b.
MTS's products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, and to detect and prevent abuse and misuse of telephone networks including fault telecommunication usage.

The Company markets its products worldwide through original equipment manufacturer (“OEM”) distribution channels, its direct sales force in the United States, Israel and Hong Kong, and through a network of local distributors in these and various other countries.  The Company is highly dependent upon the active marketing and distribution of its products by OEMs.  If the Company is unable to effectively manage and maintain a relationship with its OEMs, or if any event negatively affected an OEM's financial condition, the Company's results of operations and financial position could be materially adversely affected.

The Company's shares are listed for trade on the NASDAQ Capital Market under the symbol “MTSL”.

Revenues from a major customer accounted for 12%, 13% and 16% of total revenues for the years ended December 31, 2009, 2010 and 2011, respectively.

c.
On December 23, 2008, the Company and AnchorPoint, Inc. ("AnchorPoint") entered into an asset purchase agreement ("the AnchorPoint APA"). AnchorPoint is a provider of TEM solutions to enterprises. Under the terms of the AnchorPoint APA, the Company acquired certain assets and assumed certain liabilities of AnchorPoint in consideration of 1,087,308 Ordinary shares, par value NIS 0.01 per share, of MTS. The transaction related expenses amounted to $ 219. The consideration was paid as follows:

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

Goodwill in the amount of $ 683, resulting from the AnchorPoint acquisition was assigned to the Company's integration of AnchorPoint's activity on December 30, 2008. As of December 31, 2011, there was no change in goodwill amount, since no impairment was recognized since acquisition date.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they were made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Financial statements in U.S. dollars:

The majority of the revenues of the Company and certain of its subsidiaries are generated in or linked to the U.S. dollar ("dollar"). In addition, a substantial portion of the Company's and certain of its subsidiaries' costs are incurred in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with ASC 830, "Foreign Currency Matters." All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

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

e.	Restricted cash:

Restricted cash is a deposit account which is used only for the purpose of payments to one of the Company's customers.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Restricted marketable securities:

The Company accounts for investments in debt and equity securities (other than those accounted for under the equity method of accounting) in accordance with ASC 320, "Investments - Debt and Equity Securities" ("ASC 320").

Management determines the classification of investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. The Company classifies all of its securities as available for sale carried at fair market value. Fair value is determined based on observable market value quotes. Available for sale securities are carried at fair value, with unrealized gains and losses reported in "accumulated other comprehensive income (loss)" in shareholders' equity. Realized gains and losses on sales of investments, are included in earnings and are derived using the specific identification method for determining the cost of securities (see also Note 3).

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

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Inventories:

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

As of December 31, 2010 and 2011, the inventory is composed of finished products. Finished products are recorded on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

h.	Investment in affiliate:

The Company’s investment in these companies is stated at cost, because the Group does not have the ability to exercise significant influence over operating and financial policies of those investments. The Company's investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with ASC 323. During 2011, the Company recorded a gain of $ 78 from the sale of investments in other companies (see also Note 5). As of December 31, 2011, the Company has no investment in affiliate.

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

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2009, 2010 and 2011, no impairment losses were recorded for long-lived assets.

k.	Goodwill:

Goodwill reflects the excess of the purchase price of an acquired business over the fair value of net assets acquired. The Company adopted Statement of Financial Accounting Standards ASC 350, "Intangibles - Goodwill and Other". Under ASC 350, goodwill is tested for impairment at least annually (or more frequently if impairment indicators arise). See also Note 2w.

The Company performs its annual impairment analysis of goodwill as of September 30 of each year, or more often if there are indicators of impairment present. The provisions of ASC 350 require that the impairment test be performed on goodwill at the level of the reporting units. Each time the Company performs the test, it compares the fair value of each reporting unit to its carrying value. The Company estimates the fair value of the reporting unit by using discounted cash flows and market capitalization. Significant estimates used in the evaluation include estimates of future cash-flows, future short-term and long-term growth rates, and weighted average cost of capital for the reporting unit. In such a test, if the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and the Company is not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then the Company must perform a second analysis in order to determine the implied fair value of goodwill, and record an impairment loss equal to the difference between the carrying value of the goodwill and its implied fair value. To determine the fair value used in the first step, the Company uses discounted cash flows. If and when the Company is required to perform the second analysis, determining the fair value of its net assets and its off-balance sheet intangibles would require it to make judgments that involve the use of significant estimates and assumptions. The Company performed its annual impairment test as of September 30, 2011. In addition, for the period from September 30, 2011 until December 31, 2011, no events occurred or circumstances changed that reduced the fair value of the reporting unit below its carrying value. During 2009, 2010 and 2011, no impairment losses were identified.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Intangible assets:

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

Developed technology is amortized over a period of four-to-eight years, customer relationships are amortized over a period of six to eight years and brand names are amortized over a period of eleven years. During 2009, 2010 and 2011, no impairment losses were identified.

m.	Severance pay:

The Company's liability for severance pay for employees located in Israel is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's severance pay liability for all of its employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expense for the years ended December 31, 2009, 2010 and 2011 amounted to approximately $ 157, $ 136 and $155 respectively.

n.	Revenue recognition:

The Company generates revenues mainly from licensing the rights to use its software products and from providing maintenance, hosting and managed services, support and training. Certain software licenses require significant customization. The Company sells its products directly to end-users and indirectly through resellers and OEMs (who are considered end users).

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from software license agreements are recognized when all criteria outlined in ASC 985-605, "Revenue Recognition - Software", are met. Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectability is probable. The Company does not grant a right of return to its customers.

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

Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered element and is recognized as revenue when all revenue recognition criteria of ASC 985-605, as amended, are satisfied. Under the residual method, any discount in the arrangement is allocated to the delivered element. If sufficient specific objective evidence does not exist for all undelivered elements, revenue is deferred for the entire arrangement until all revenue recognition criteria are met for such undelivered elements.

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

Revenues from billing products which involve significant customization of the Company's software to customer specifications are recognized in accordance with ASC 605-35, using contract accounting on a percentage of completion method, over the period from the delivery of the license to customer acceptance in accordance with the "Input Method". The amount of revenue recognized is based on the total arrangement and the percentage of completion achieved. The percentage of completion is measured by monitoring progress using records of actual costs incurred to date in the project compared with the total estimated project costs. Estimates of total project costs are based on prior experience of customization, delivery and acceptance of the same or similar technology and are reviewed and updated regularly by management.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2010 and 2011, no such estimated losses were identified.

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

o.	Research and development costs:

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

p.	Government grants:

Royalty-bearing grants from the Government of Israel for funding certain approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and recorded as a deduction of research and development costs. The Company recorded grants in the amount of $234, $216 and $10 for the years ended December 31, 2009, 2010 and 2011, respectively.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Income taxes:

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

r.	Accounting for stock-based compensation:

The Company applies ASC 718 "Compensation - Stock compensation", and ASC 505-50 "Equity-Based Payments to Non-Employees", with respect to options and warrants issued to non-employees. ASC 718 requires the use of an option valuation model to measure the fair value of the options and warrants at the measurement date as defined in ASC 505-50.

ASC 718 requires companies to estimate the fair value of stock-based awards on the date of grant using an option-pricing model, where applicable. Stock-based compensation expense recognized in the Company's consolidated statements of operations for 2009, 2010 and 2011 include compensation expense for stock-based awards granted based on the grant date fair value estimated in accordance with the provisions of ASC 718.

The Company recognizes these compensation costs net of a forfeiture rate and recognizes the compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period for each separately vesting portion of the award, which is the option vesting term of four years. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option pricing model ("Black-Scholes"). The fair value for options granted in 2009, 2010 and 2011 is estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year ended December 31,
Employee stock options	2009	2010	2011

Expected volatility (1)	81.4%	94.5%	100%-101.4%
Risk-free interest (2)	1.7%	1.0%	0. 37%-0.41%
Dividend yield (3)	0%	0%	0%
Expected life (years) (4)	3.75	3.75	3.75

(1)	Expected volatility is estimated based upon actual historical stock price movements over an historical period equivalent to the option's expected term;
(2)	The risk-free interest rate for purposes of the Black-Scholes price calculation is based on the yield from U.S. Treasury Bonds with an equivalent term;
(3)	The dividend yield is estimated to be 0% as the Company has historically not paid dividends and has no foreseeable plans to pay dividends.
(4)	Expected term of options granted represents the period of time that options granted are expected to be outstanding, and is estimated based on the simplified method;

s.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, restricted cash, restricted marketable securities, trade receivables, other accounts receivable and trade payables approximate their fair value, due to the short-term maturity of such instruments.

The Company applies ASC 820 which clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

Assets measured at fair value under ASC 820 on a recurring basis as of December 31, 2011 were presented in the Company's consolidated balance sheet as follows:

	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Restricted marketable securities	$127	$127	$-	$-

t.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, trade receivables, and restricted marketable securities..

Cash and cash equivalents are deposited with major banks in Israel and in the United States. Such deposits in the United States may be in excess of insured limit and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments.

The customers of the Company are located mainly in the United States (see Note 13). The Company performs ongoing credit evaluations of its customers. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection according to management estimates.

The Company's restricted marketable securities include investments in equity securities and Israeli government securities. Management believes that the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities. The Company has no off-balance-sheet concentrations of credit risk.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Basic and diluted net earnings (loss) per share:

The Company accounts for net earnings (loss) per share based on ASC 260, "Earning Per Share", which requires companies to compute  both basic and diluted earnings per share, and to disclose the methodology used for the calculations. Basic earnings per share are calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding and the effect of their dilutive potential during the period.

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. In 2009, 2010 and 2011 all outstanding stock options have been excluded from the calculation of the diluted net earnings (loss) per Ordinary share since those options were anti-dilutive for the period.

v.	Derivatives and hedging:

ASC 815, "Derivatives and Hedging", as amended, requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. The Company uses derivatives to hedge certain cash flow foreign currency exposures in order to further reduce the Company's exposure to foreign currency risks.

The Company entered into put option contracts to hedge certain transactions denominated in foreign currencies. The purpose of the Company's foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. The Company's put option contracts did not qualify as hedging instruments under ASC 815.

Changes in the fair value of put option contracts are reflected in the consolidated statements of operations as financial income or expense.

In 2011 and 2010, the Company entered into forward, call and put option contracts in the amount of $ 5,350 and $3,800, respectively, that converted a portion of its floating currency liabilities to a fixed rate basis, thus reducing the impact of the exchange rate fluctuations on the Company's cash flow. In 2011 and 2010, the Company recorded an expense of $ 10 and a profit of $11, respectively, with respect to the above transactions, presented in the statements of operations as financial expense, net.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Reclassification:

Certain amounts in prior years' statement of changes in shareholders equity have been reclassified to conform to the current year's presentation. In prior years stock based compensation related to options issued were not separated between employees and non-employees. The reclassification had no effect on previously reported net income, equity or cash flows.

x.	Impact of recently issued accounting standards:

1.
In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP. This pronouncement is an authoritative guidance to amend certain measurement and disclosure requirements related to fair value measurements to improve consistency with international reporting standards. This guidance is effective prospectively for public entities for interim and annual reporting periods beginning after December 15, 2011, with early adoption prohibited. The Company is currently evaluating the effect of ASU No. 2011-04, but does not expect its adoption will have a material effect on its consolidated financial statements.

2.
In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which specifies that the total of comprehensive income, the components of net income and the components of other comprehensive income are to be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. No change has been made in the items to be reported in comprehensive income. ASU No. 2011-05 is effective for the interim and annual periods beginning after December 15, 2011, and should be applied retrospectively. The Company is currently evaluating the effect of ASU No. 2011-05, but does not expect its adoption will have a material effect on its consolidated financial statements.

3.
In November 2011, the FASB issued Accounting Standards 2011-08 "Intangibles Goodwill and Other" (Topic 350), which introduced an optional qualitative assessment for testing goodwill for impairment that may allow companies to skip the annual two-step test. ASU 2011-08 allows companies to qualitatively assess whether it is more likely than not (i.e., a likelihood of greater than 50%) that the fair value of a reporting unit is less than its carrying amount. If the fair value of a reporting unit is less than its carrying amount, the company would have to perform the annual two-step impairment test. The ASU is effective for fiscal years beginning after 15 December 2011. Early adoption is permitted. The Company is currently evaluating the effect of ASU No. 2011-08, but does not expect its adoption will have a material effect on its consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

4.
In September 2011, the FASB issued Accounting Standards Update 2011-12, "Comprehensive Income (Topic 220)". The amendments in this Update supersede certain pending paragraphs in Accounting Standards Update 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, to effectively defer only those changes in Update 2011-5 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company is currently evaluating the impact of this update on the consolidated financial statements.

NOTE 3:-	RESTRICTED MARKETABLE SECURITIES

The following is a summary of the Company's investment in marketable securities:

	December 31, 2010				December 31, 2011
	Amortized	Gross unrealized	Gross unrealized	Fair market	Amortized	Gross unrealized	Gross unrealized	Fair market
	cost	gains	losses	value	cost	gains	losses	value
Available-for-sale:

Equity securities	$34	$7	$-	$41	$41	$1	$10	$32
Corporate bonds	87	10	-	97	97	2	7	92
Israeli Government debt	9	-	-	9	3	-	-	3

	$130	$17	$-	$147	$141	$3	$17	$127

The gross realized gains on sales of available-for-sale securities of $ 2, $ 39 and $ 2 in 2009, 2010 and 2011, respectively, were recorded in financial income. The net adjustment to unrealized holding gains (losses) on available-for-sale securities included as a separate component of shareholders' equity, "Accumulated other comprehensive income (losses)" amounted to $ 43, $ (27) and $ (31) in 2009, 2010 and 2011, respectively.

There are no unrealized gains as of December 31, 2011.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	RESTRICTED MARKETABLE SECURITIES (Cont.)

The amortized cost and fair value of debt and securities as of December 31, 2010 and 2011, by contractual maturity, are shown below:

	December 31, 2010		December 31, 2011
	Amortized cost	Fair market value	Amortized cost	Fair market value

Matures up to one year	$-	$-	$-	$-
Matures after one year through five years	46	51	59	56
Matures after five years	50	55	41	39
Equity securities - no definite maturity date	34	41	41	32

Total	$130	$147	$141	$127

The marketable securities are restricted in order to secure the Company's obligations under one of its office leases.

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2010	2011

Grants receivable from the Office of the Chief Scientist	$55	$-
Government authorities	9	8
Prepaid expenses	16	18
Lease deposits	69	55
Others	25	7

	$174	$88

NOTE 5:-	INVESTMENTS IN AFFILIATES

In March 2011, the Company sold its interest in Silverbyte Networks Ltd., a cost basis investment, which was written off in prior years. The Company received total proceeds of approximately $90 for the above sale and recorded a capital gain of $ 78.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	PROPERTY AND EQUIPMENT

	December 31,
	2010	2011
Cost:

Computers and peripheral equipment	$514	$567
Office furniture and equipment	159	184
Leasehold improvements	50	50

	723	801

Accumulated depreciation	558	640

Depreciated cost	$165	$161

The depreciation expense for the years ended December 31, 2009, 2010 and 2011 amounted to $ 149, $ 97 and $ 82, respectively.

NOTE 7:-	OTHER INTANGIBLE ASSETS

a.	Other intangibles consist of the following:

	December 31,
	2010	2011
Cost:

Development technology	$2,170	$2,170
Customer relationships	1,015	1,015
Brand name	229	229

	3,414	3,414
Accumulated amortization:
Development technology	1,357	1,525
Customer relationships	600	776
Brand name	42	63

	1,999	2,364

Amortized cost	$1,415	$1,050

b.	Amortization expense amounted to $ 391, $ 392 and $ 365 for the years ended December 31, 2009, 2010 and 2011, respectively.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	OTHER INTANGIBLE ASSETS (Cont.)

c.	Estimated amortization expense for:

Year ended December 31,

2012	$291
2013	190
2014	177
2015	167
2016-2019	223

$1,048

NOTE 8:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2010	2011

Employees and payroll accruals	$763	$671
Institutions and income tax payable	481	469
Accrued expenses	634	898
Related parties	207	316

	$2,085	$2,354

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its subsidiaries lease office space and motor vehicles through operating leases.

The facilities of the Company and its subsidiaries are leased for periods ending February 2014.

Future minimum lease commitments under non-cancelable operating leases as of December 31, 2011 are as follows:

2012	$266
2013	104
2014	14

$384

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Lease expense for the years ended December 31, 2009, 2010 and 2011 was approximately $ 855, $ 873 and $ 573, respectively.

b.	Royalty commitments:

1.
The Company is committed to pay royalties to the Office of the Chief Scientist ("OCS") of the Ministry of Industry, Trade and Labor of the Government of Israel on proceeds from sales of products resulting from the research and development projects in which the OCS participated. In the event that development of a specific product in which the OCS participated is successful, the Company will be obligated to repay the grants through royalty payments at the rate of 3% to 5% based on the sales of the Company, up to 100%-150% of the grants received linked to the dollar. Grants received after January 1999 is subject to interest at a rate equal to the 12 month LIBOR rate. The obligation to pay these royalties is contingent upon actual sales of the products and, in the absence of such sales, no payment is required.

As of December 31, 2011, the Company had a contingent liability to pay royalties in the amount of approximately $ 9,000 plus interest for grants received after January 1999.

The Company has paid or accrued royalties in its cost of revenues relating to the repayment of such OCS grants in the amount of $ 279, $ 242 and $ 219 for the years ended December 31, 2009, 2010 and 2011, respectively.

2.
The Israeli Government, through the Fund for Encouragement of Marketing Activities, awarded the Company grants for participation in foreign marketing expenses. The Company is committed to pay royalties at the rate of 3% of the increase in export sales, up to the amount of the grants received linked to the U.S. dollar. As of December 31, 2011, the Company had a contingent obligation to pay royalties in the amount of $ 259. In 2009, 2010 and 2011, the Company did not sell any products subject to the above royalty payments.

c.	Claims and demands:

1.
In April 2000, the Israeli Tax Authorities issued to the Company a demand for a tax payment, for the period of 1997-1999, in the amount of approximately NIS 6,000 thousand ($ 1,570 as of December 31, 2011).

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The Company has appealed to the Israeli Tel Aviv District Court in respect of the abovementioned tax demand. The Company believes that certain defenses can be raised against the demand of the Tax Authorities. The Company had recorded as a provision the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the Tax Authorities (see also Note 10h).

2.
The Company is a party to various other claims that arise in the ordinary course of business. Accordingly, the Company recorded a provision of approximately $ 280 in respect of such claims in accordance with ASC 450, "Contingencies", based on the opinion of Company's management and its legal advisors.

3.
During August 2007, TABS Brazil was ordered by the Labor Law Court in Brazil to pay approximately $ 90 to one of its former employees. Such amount is bearing a 1% interest rate per month from the date that the claim was filed.The Company recorded a provision in its financial statements for the total amount of the claim.

4.
In September 2010, Asentinel LLC (“Asentinel”), a competitor of the Company, filed a patent infringement complaint against AnchorPoint (now known as The Info Group Inc.), from whom we purchased certain assets in December 2008, and two other defendants, in the United States District Court for the Western District of Tennessee.  The plaintiff subsequently filed a motion for leave to file an amended complaint to add us and our U.S. subsidiary, MTS IntegraTRAK, as defendants, which motion was granted on March 23, 2011.  On December 2, 2011 the Company entered into a settlement agreement with Asentinel, according to which the Company made a lump sum payment for the alleged past damages, which expensed this year, and Asentinel granted the Company a license to use certain of its patents in return for ongoing annual royalty payments for periods subsequent to January 1, 2012.

d.	Guarantees:

The Company provided a bank guarantee in the amount of $ 67 to secure its obligations under one of its lease agreements, see also Note 3.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rates:

The Israeli corporate tax rate was 26% in 2009, 25% in 2010 and 24% in 2011.

On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Law") which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Law also increases the corporate tax rate to 25% in 2012. In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

According to the Law, the Company is entitled to various tax benefits by virtue of the "approved enterprise"  status granted to part of their enterprises, as implied by this Law. The principal benefits by virtue of the Law are:

According to the provisions of the Law, the Company has chosen to enjoy the "Alternative" track. Under this track, the Company is tax exempt in the first two years of the benefit period and subject to tax at the reduced rate of 10%-25% for a period of several years for the remaining benefit period.

Another condition for receiving the benefits under the alternative track is a minimum qualifying investment. This condition requires an investment in the acquisition of productive assets such as machinery and equipment which must be carried out within three years. The minimum qualifying investment required for setting up a plant is NIS 300 thousand. As for plant expansions, the minimum qualifying investment is the higher of NIS 300 thousand and an amount equivalent to the "qualifying percentage" of the value of the productive assets. Productive assets that are used by the plant but not owned by it will also be viewed as productive assets. The Company was eligible under the terms of minimum qualifying investment and elected 2008 as its "year of election".

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-        TAXES ON INCOME (Cont.)

The qualifying percentage of the value of the productive assets is as follows:

The value of productive assets before the expansion (NIS in millions)	The new proportion that the required investment bears to the value of productive assets

Up to NIS 140	12%
NIS 140 - NIS 500	7%
More than NIS 500	5%

The income qualifying for tax benefits under the alternative track is the taxable income of a company that has met certain conditions as determined by the Investment Law ("a beneficiary company"), and which is derived from an industrial enterprise. The Investment Law specifies the types of qualifying income that is entitled to tax benefits under the alternative track with respect of an industrial enterprise, whereby income from an industrial enterprise includes, among others, revenues from the production and development of software products and revenues from industrial research and development activities performed for a foreign resident (and approved by the Head of the Administration of Industrial Research and Development).

The benefit period starts with the first year the beneficiary enterprise earns taxable income, provided that 14 years have not passed since the approval was granted and 12 years have not passed since the enterprise began operating. In respect of expansion programs pursuant to Amendment No. 60 to the Investment Law, the benefit period starts at the later of the year elected and the first year the Company earns taxable income provided that 12 years have not passed since the beginning of the year of election. The respective benefit period has not yet begun.

The above benefits are contingent upon the fulfillment of the conditions stipulated by the Investment Law, regulations published thereunder and the letters of approval for the investments in the approved enterprises, as above. Non-compliance with the conditions may cancel all or part of the benefits and refund of the amount of the benefits, including interest. The management believes that the Company is meeting the aforementioned conditions.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-        TAXES ON INCOME (Cont.)

Amendments to the Investment Law:

In December 2010, the "Knesset" passed the Investment Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments to the Investment Law. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%).

The Company examined the possible effect of the amendment on the financial statements, if at all, and at this time do not believe it will opt to apply the amendment.

3.	Tax assessments:

With regard to the claim from the Tax Authorities in Israel, see Note 9c(1). The Company has received final tax assessments until the 2007 tax year.

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

MTS is currently qualified as an "industrial company" under the above definition and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses and amortization of intangible property rights as a deduction for tax purposes.

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

NOTE 10:-        TAXES ON INCOME (Cont.)

5.	Tax Benefits for Research and Development:

Israeli tax law permits, under some conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, in scientific research and development projects.  The deduction is permitted if, among other things, the expenditures are approved by the relevant government ministry and the research and development is for the promotion of the enterprise and is carried out by, or on behalf of, a company seeking the deduction.

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

As of December 31, 2011, the Company and its subsidiaries in Hong Kong and the U.S. had an estimated total amount of available carryforward tax losses of approximately $ 20,177, $ 188 and $ 600, respectively to offset against future taxable profits. The operating tax loss carryforwards in Israel and in Hong Kong may be offset indefinitely against operating income. In addition, as of December 31, 2011, the Company had capital losses in the amount of approximately $ 377 that can be carried forward indefinitely.

MTS IntegraTRAK is subject to U.S. income taxes and has net operating loss carryforwards of approximately $ 600 as of December 31, 2011, which expire in the years 2021 to 2028. The Company's management believes that utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

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

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-        TAXES ON INCOME (Cont.)

	December 31,
	2010	2011

Tax loss carryforwards	$5,675	$5,269
Allowances for doubtful accounts and accruals for employee benefits	235	93
Goodwill	(326)	(204)
Other intangible assets	247	(339)
Depreciation, accruals for interest and other	408	759

Net deferred tax asset before valuation allowance	6,239	5,578
Valuation allowance	(6,206)	(5,547)

Net deferred income taxes	$33	$31

Presented as follows:

Long-term assets - foreign	$33	$31

MTS and certain of its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences, since they have a history of losses incurred over the past years. Management currently believes that it is more likely than not that part of the deferred tax relating to the loss carryforwards in the Company and its subsidiaries and other temporary differences will not be realized in the foreseeable future.

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
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2009	2010	2011
Income (loss) before taxes on income, net, as reported in the statements of operations	$(857)	$223	$397

Tax rates	26%	25%	24%

Theoretical tax expense (benefit)	$(223)	$56	$95
Increase (decrease) in taxes resulting from:
Effect of different tax rates	35	21	19
U.S. state tax	-	8	8
Utilization of carryforward tax losses for which valuation allowance was provided	(94)	(16)	(2)
Non-deductible expenses and tax exempt income	52	2	-
Taxes and deferred taxes in respect of previous years	28	15	-
Change in provision for uncertain tax positions	-	25	17
Deferred taxes for which valuation allowance was provided	222	(64)	(127)

Taxes on income, net, as reported in the statements of operations	$20	$47	$10

f.	Income (loss) before income taxes is comprised as follows:

	Year ended December 31,
	2009	2010	2011

Domestic	$(1,018)	$86	$225
Foreign	161	137	172

	$(857)	$223	$397

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	TAXES ON INCOME (Cont.)

g.	Taxes on income are comprised as follows:

	Year ended December 31,
	2009	2010	2011

Current taxes	$15	$30	$8
Deferred taxes	5	2	2
Taxes and deferred taxes in respect of previous years	-	15	-

	$20	$47	$10

Foreign	$20	$47	$10

h.	As of December 31, 2011, the Company had a liability for unrecognized tax benefits of $ 632. A reconciliation of the opening and closing amounts of unrecognized tax benefits is as follows:

	December 31,
	2010	2011

Balance as of beginning of the year	$588	$654
Additions based on tax positions taken during the current period	20	6
Foreign currency translation differences and interest related to the unrecognized tax liabilities from previous years	46	(28)

Balance at the end of the year	$654	$632

NOTE 11:-	RELATED PARTY TRANSACTIONS AND BALANCES

a.
Mrs. Dora Mer, the wife of Chaim Mer, provided legal services to our company through the Israeli law firm of M. Firon & Co., Advocates and Notaries, until July 2011.  On April 2, 2008, our Audit Committee and Board of Directors approved our engagement of the services of Mrs. Mer, for a monthly retainer in the amount of $5.  Mrs. Mer reduced the monthly retainer to $4.25 from December 1, 2008 until February 28, 2010 and the monthly retainer was further reduced to $2.5 beginning March 1, 2010.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	RELATED PARTY TRANSACTIONS AND BALANCES (Cont.)

The Company receives certain services from C. Mer Industries Ltd., a publicly traded company controlled by Mr. Chaim Mer. These services include reimbursement for shared expenses related to a commercial insurance policy. For the years ended December 31, 2009, 2010 and 2011, the Company paid or accrued an amount of $ 18, $ 25 and $ 16, respectively, with respect to the above mentioned expenses.

Since January 1, 2009 and as part of the acquisition of certain assets and liabilities of AnchorPoint, the Company received certain services from Data Distributors Inc., a company controlled by Mr. Roger Challen, a director of the Company and the controlling shareholder of the Info Group Inc., a beneficial owner of 24.4% of our Ordinary shares.  These services include reimbursement for shared expenses, development and IT services, other administrative services, and rental related fees. For the year ended December 31, 2011, the Company paid or accrued an amount of $ 195 with respect to the above mentioned expenses.  In addition, we rent an office in Powder Springs, Georgia, from Mr. Challen, under a month-to-month lease.  For the year ended December 31, 2011, the Company paid or accrued an amount of $ 56 with respect to the above mentioned rent expenses.

On March 25, 2009, the Company’s Audit Committee and Board of Directors approved a transaction with Mer & Co. (1982) Ltd., or Mer & Co, a subsidiary of C. Mer.  According to the terms of the transaction, we will sell our products to Mer & Co, which has an Israel Defense Forces approved supplier number, and it will represent us and resell our products to the Israeli Defense Forces.  As of December 31, 2011, Mer & Co. has provided such services without any charge.

At the Company's 2010 annual general meeting, its shareholders approved the assumption of certain costs for defending the patent infringement claim that was made by Asentinel against AnchorPoint (now known as The Info Group Inc.) at an amount to be determined by the Audit Committee and Board of Directors from time to time.  Subsequent to the filing of the complaint, the Company and its wholly-owned subsidiary, MTS IntegraTrak, were also named as defendants.  See further discussion in Note 9c(4). Mr. Challen, the controlling shareholder of the Info Group Inc., is the beneficial owner of 24.4% of our Ordinary shares which are held of record by such company.

b.	In 2010 and 2011, the balance with C. Mer reflects other payables. Due to the short-term nature, no interest was charged by or paid to C. Mer in the years ended December 31, 2010 and 2011.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	RELATED PARTY TRANSACTIONS AND BALANCES (Cont.)

c.	Balances and transactions with related parties were as follows:

(1)       Balances with related parties:

	December 31,
	2010	2011

Other accounts payable and accrued expenses (see Note 8)	$207	$316

(2)       Transactions with related parties:

	Year ended December 31,
	2009	2010	2011

Revenues derived from a related party	$34	$134	$103

Amounts charged by related parties:
Cost of revenues	$-	$60	$-
Operating expenses	437	339	377

	$437	$399	$377

NOTE 12:-        SHAREHOLDERS' EQUITY

a.	General:

In March 2010, a 2:1 reverse stock split of the Company's share capital was affected. As a result of this action, every two shares (including all authorized, issued and outstanding shares and all outstanding warrants and options to purchase shares) were combined into one share of the same respective class of shares bearing a par value of NIS 0.01 each. All of the Company's authorized, issued and outstanding shares (including all outstanding warrants and options to purchase shares) have been restated to reflect the effect of the reverse stock split.

b.	Share capital:

The Ordinary shares entitle their holders the right to receive notice to participate in and vote at general meetings of MTS and the right to receive cash dividends, if declared.

In February 2010, the Company issued 81 Ordinary shares to its employees for no consideration. The Company recorded compensations expenses with respect to the above shares in the amount lower than $ 1.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

c.	Private placement agreements:

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

MTS has authorized, through its 1996 Incentive Share Option Plan ("the Plan"), the grant of options to officers, management, employees and directors of MTS or any subsidiary of up to 750,000 of MTS's Ordinary shares, which may be granted under the Plan, pursuant to section 102 of the Israel Income Tax Ordinance. Any option, which is canceled or forfeited before expiration, will become available for future grants.

Each option granted under the Plan is exercisable until the earlier of five years from the date of the grant of the option or the expiration dates of the option plan. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options were exercised. The options vest primarily gradually over four years of employment.

In 2003, pursuant to an amendment in section 102 of the Israeli Income Tax Ordinance the Company rolled-over the remaining 446,958 options available at that time under the Plan for future grants under the 2003 Incentive Share Option Plan ("the 2003 Plan") that conforms with the newly amended provisions of section 102 of the Israel Income Tax Ordinance. The 2003 Plan will terminate in 2013, unless cancelled earlier by MTS's Board of Directors.

In June 2006, MTS authorized pursuant to its 2006 Stock Option plan ("the 2006 Plan"), the grant of options to officers, management, employees and directors of MTS IntegraTrak or any subsidiary of up to 200,000 of MTS's Ordinary shares. Each option granted under the 2006 Plan will be either an option intended to be treated as an "incentive stock option," within the meaning of section 422 of the Internal Revenue Code of 1986, as amended, or an option that will be treated as a "non-qualified stock option."

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

At the Company's 2011 annual general meeting, our shareholders approved an amendment to our 2006 Stock Option Plan to provide for the issuance thereunder of an additional 200,000 post-reverse split Ordinary shares and to increase the total number of Ordinary shares with respect to which options may be granted thereunder to any eligible employee during any 12 month period to 150,000 Ordinary shares, subject to adjustment as provided in the 2006 Plan.

Each option granted under the 2006 Plan is exercisable until the earlier of five years from the date of the grant of the option or the expiration dates of the option plan. The exercise price of the options granted under the 2006 Plan may not be less than the fair market value of an Ordinary share determined as of the date of grant of the option.

As of December 31, 2011, 375,287 Ordinary shares are available for future option grants.

e.	A summary of option activity under the Company's stock option plans to its employees as of December 31, 2011 and changes during the year ended December 31, 2011 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at December 31, 2010	289,000	$2.08	3.18
Granted	250,000	$1.58	4.56
Expired and forfeited	(84,750)	$2.32	-

Outstanding at December 31, 2011	454,250	$1.76	3.48	$1
Vested and expected to vest	372,531	$1.19	3.36	$-
Exercisable at December 31, 2011	127,375	$1.00	2.06	$-

The weighted average grant-date fair value of options granted during 2009, 2010 and 2011, was $ 1.14, $ 0.79 and $ 0.87 per option, respectively.

The total compensation cost related to options granted to employees under the Company's share-based compensation plans recognized for the years ended December 31, 2009, 2010 and 2011 amounted at $ 149, $ 99 and $ 65, respectively, net of estimated forfeitures.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

As of December 31, 2011, there was $ 138 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of three years.

f.	Total stock-based compensation expenses recognized in 2009, 2010 and 2011:

The total stock-based compensation expense related to employees' equity-based awards, recognized for the years ended December 31, 2009, 2010 and 2011, was comprised as follows:

	Year ended December 31,
	2009	2010	2011

Cost of revenues	$19	$15	$3
Research and development expenses	43	19	8
Selling and marketing	21	18	4
General and administrative expenses	66	47	50

	$149	$99	$65

g.	Options and warrants to non-employees

Issuance date	In connection with	Number of options granted	Options exercisable	Exercise price per share	Exercisable through

May 13, 2009	Service provider	10,000	10,000	1.94	May 2013
November 9, 2011	Service provider	2,500	-	1.94	February 2013
November 9, 2011	Service provider	4,750	-	2.16	May 2014

During 2009 the Company granted 10,000 options to consultants. The Company accounted for its outstanding options to non-employees under the fair value method of ASC 718 and ASC 505-50. The fair value for these options was estimated at the measurement date using the Black-Scholes option-pricing model.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

In November 2011, the Company granted 7,250 options to a consultant. The Company accounted for its outstanding options to non-employees under the fair value method of ASC 718 and ASC 505-50. The fair value for these options was estimated at the measurement date using the Black-Scholes option-pricing model. Compensation expense related to the grant of stock options to consultants amounted to $ 10, 0 and $ 2 for the years ended December 31, 2009, 2010 and 2011, respectively.

NOTE 13:-        GEOGAPHIC INFORMATION AND PRODUCTS

The Company adopted ASC 280, "Segment Reporting". The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the customer.

The following is a summary of revenues within geographic areas based on end customer location and long-lived assets:

	Year ended December 31,
	2009	2010	2011

United States	$8,386	$8,756	$8,915
Germany	924	1,042	683
China	813	455	400
Holland	218	284	317
Israel	281	377	732
Other	738	725	956

	$11,360	$11,639	$12,003

Total revenues from external customers divided on the basis of the Company's product lines are as follows:

	Year ended December 31,
	2009	2010	2011

Call accounting and TEM solutions	$10,652	$10,319	$9,232
Billing products	708	1,320	2,771

	$11,360	$11,639	$12,003

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	GEOGAPHIC INFORMATION AND PRODUCTS (Cont.)

	December 31,
	2010	2011
Long-lived assets:

Israel	$2,048	$1,779
United States	3,004	2,907
Other	7	4

	$5,059	$4,690

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MER TELEMANAGEMENT SOLUTIONS LTD.

By:	/s/ Eytan Bar
Eytan Bar
Chief Executive Officer

By:	/s/ Alon Mualem
Alon Mualem
Chief Financial Officer

Dated: March 26, 2012