Form 20-F
period 2012-12-31
MER TELEMANAGEMENT SOLUTIONS LTD
filed 2013-03-20
CIK 1025561

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Ordinary Shares, par value NIS 0.01 per share……………4,620,307
(as of December 31, 2012)

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

Yes   ☐   No   ☒

This Report on Form 20-F is incorporated by reference into our Form S-8 Registration Statements File Nos. 333-123321 and 333-180369.

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

We own U.S. trademark rights for TABS by MER®, CALLTRAC®, ANCHORPOINT®, MAP-TO-WIN® and TOTAL-e™ and have common law rights in the trademarks TABS.IT, PMSI, TELSOFT SOLUTIONS, TELSOFT, MEGACALL and CALLTRAC LITE, based on use of the marks in the United States.  All other trademarks and trade names appearing in this annual report are owned by their respective holders.

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

i

TABLE OF CONTENTS

Page

PART I		4
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	4
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	4
ITEM 3.	KEY INFORMATION	4
A. Selected Financial Data		4
B. Capitalization and Indebtedness		5
C. Reasons for the Offer and Use of Proceeds		5
D. Risk Factors		5
ITEM 4.	INFORMATION ON THE COMPANY	15
A. History and Development of the Company		15
B. Business Overview		16
C. Organizational Structure		20
D. Property, Plants and Equipment		21
ITEM 4A.	UNRESOLVED STAFF COMMENTS	21
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	21
A.Operating Results		21
B. Liquidity and Capital Resources		31
C. Research and Development		32
D. Trend Information		32
E. Off-Balance Sheet Arrangements		32
F. Tabular Disclosure of Contractual Obligations		32
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	33
A.Directors and Senior Management		33
B. Compensation		35
C. Board Practices		36
D. Employees		45
E. Share Ownership		45
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	48
A.Major Shareholders		48
B. Related Party Transactions		49
C. Interests of Experts and Counsel		50
ITEM 8.	FINANCIAL INFORMATION	50
A. Consolidated Statements and Other Financial Information		50
B. Significant Changes		51
ITEM 9.	THE OFFER AND LISTING	51
A. Offer and Listing Details		51
B. Plan of Distribution		52
C. Markets		52
D. Selling Shareholders		52
E. Dilution		52
F. Expense of the Issue		52
ITEM 10.	ADDITIONAL INFORMATION	52
A. Share Capital		52
B. Memorandum and Articles of Association		52
C. Material Contracts		56
D. Exchange Controls		56
E. Taxation		57
F. Dividend and Paying Agents		67
G. Statement by Experts		67
H. Documents on Display		68
I. Subsidiary Information		68

ii

iii

PART I

ITEM 1.                      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                      KEY INFORMATION

A.            Selected Financial Data

The following selected consolidated financial data for and as of the five years ended December 31, 2012 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP.  Our audited consolidated financial statements for the three years ended December 31, 2012 and as of December 31, 2011 and 2012 appear elsewhere in this Annual Report.  Our selected consolidated financial data as of December 31, 2008, 2009 and 2010 and for the years ended December 31, 2008 and 2009 have been derived from audited consolidated financial statements not included in this Annual Report.   The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects,” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Operations Data:
	Year Ended December 31,
	2008*	2009*	2010*	2011	2012
	(in thousands, except share and per share data)
Revenues	$8,435	$11, 360	$11,639	$12,003	$13,126
Cost of revenues	2,267	3,777	4,201	3,941	4,494
Gross profit	6,168	7,583	7,438	8,062	8,632
Selling and marketing	1,651	2,863	2,584	1,905	2,457
Research and development, net	2,688	1,888	1,547	1,909	1,329
General and administrative	3,065	3,618	3,016	3,847	2,804
Impairment of goodwill and other intangible assets	--	--	--	--	--
Operating income (loss)	(1,236)	(786)	291	401	2,042
Financial (expenses) income, net	24	(31)	--	2	60
Capital gain (loss) on sale of long-term investment	398	--	--	78	--
Income (loss) before taxes on income	(814)	(817)	291	481	2,102
Taxes on income (benefit), net	108	20	47	10	736
Net income (loss) before equity in earnings (losses) of affiliate	(922)	(837)	244	471	1,366
Equity in earnings (losses) of affiliate	-	-	-	-	-
Net income (loss) from continuing operations	$(922)	$(837)	$244	$471	1,366
Net loss from discontinued operations	(38)	(40)	(68)	(84)	-
Net income (loss)	$(960)	$(877)	$176	$387	1,366
Basic and diluted net income (loss) per share from continuing operations	$(0.28)	$(0.19)	$0.05	$0.11	$0.30
Basic and diluted net loss per share from discontinued operations	$(0.02)	$(0.01)	$(0.01)	$(0.02)	--
Basic and diluted net income (loss) per share	$(0.30)	$(0.20)	$0.04	$0.09	$0.30
Weighted average number of ordinary shares used in computing basic net income (loss) per share	3,264,918	4,458,976	4,459,057	4,459,057	4,478,677
Weighted average number of ordinary shares used in computing diluted net income (loss) per share	3,264,918	4,458,976	4,459,057	4,459,057	4,531,384
______________
* In March 2009, we discontinued the operations of TABS Brazil Ltda.  Accordingly, TABS Brazil Ltda.’s results of operations were classified as discontinued operations and the results of operations for the years ended December 31, 2008 and 2009 have been reclassified accordingly.

Balance Sheet Data:

	As of December 31,
	2008	2009	2010	2011	2012
	(in thousands)
Working capital (deficiency)*	$(1,459)	$(1,825)	$(1,129)	$(317)	$1,659
Total assets*	10,542	9,890	9,607	9,734	11,124
Shareholders’ equity	3,799	3,115	3,363	3,832	5,569
______________
* In March 2009, we discontinued the operations of TABS Brazil Ltda. and the balance sheet data of the assets and liabilities attributable to such discontinued operations have been excluded from working capital (deficiency) and total assets.

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

Risks Relating to Our Business and Market

Our agreement with a mobile virtual network operator that has accounted for a significant percentage of our sales since 2011 will terminate on December 31, 2013 and such loss will likely adversely affect our revenues and profitability.

One of our primary customers is Simple Mobile LLC, or Simple Mobile, a U.S.-based mobile virtual network operator, or MVNO, for whom we provide hosted billing services.  In 2010, 2011 and 2012, sales attributable to this MVNO accounted for approximately 3.6%, 16.4% and 22.8% of our revenues, respectively, and are expected to account for a greater percentage of our revenues in 2013.  During 2012, Simple Mobile was acquired by TracFone and in October 2012, we renewed our agreement with them to provide for minimum monthly payments of $300,000 during the year ending December 31, 2013.  Recently, we were advised that TracFone intends to migrate the hosted billing services to their own platform.  It is unlikely that we will receive significant revenues from TracFone in 2014, which will adversely affect our operating results.

We derive the majority of our revenues from TEM call accounting solutions, the market for which has declined in recent years.

The majority of our revenues are derived from our TEM call accounting solutions, whose revenues declined each year from 2006 until 2012 and revenues for these products may not grow in the future.  If the market for our TEM solutions fails to grow or stabilize in the future, our business, operating results and financial condition would be adversely affected.  Our future financial performance will be dependent to a substantial degree on the successful introduction, marketing and customer acceptance of our TEM call accounting solutions.

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

While we have generated operating profits in the past three years, we may not be able to sustain profitable operations in the future or generate positive cash flows from operations.  To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations in the future.  If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce level of expenditure.  Such financing may not be available in the future, or, if available, may not be on terms satisfactory to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be adversely affected.

We are subject to risks relating to proprietary rights and risks of infringement.

We believe that, because of the rapid pace of technological change in the communications industry, the most significant factors in our intellectual property rights are the knowledge, ability and experience of our employees, the frequency of product enhancements and the timeliness and quality of support services provided by us.  In addition, we rely upon a combination of security devices, copyrights, trademarks, patents, trade secret laws, confidentiality procedures and contractual restrictions to protect our rights in our products.  We try to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection.  It is possible that others will develop technologies that are similar or superior to our technology.  Unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.  It is difficult to police the unauthorized use of our products, and we expect software piracy to be a persistent problem, although we are unable to determine the extent to which piracy of our software products exists.  In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States.  Our means of protecting our proprietary rights in the United States or abroad may not be adequate or our competition may independently develop similar technology.

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

Worsening economic conditions, such as the continued European sovereign debt uncertainty, may result in diminished demand for our products and in decreased sales volumes.  Although global economic conditions have stabilized or improved since the 2008 financial crisis, many of the markets in which we operate have not fully recovered.  If the economies in the countries in which we operate continue to be uncertain or weaken further, the demand for our products and technology may decrease as a result of constraints on capital spending by our customers.  In addition, this could result in longer sales cycles and increased price competition for our products.  Any of these events would likely harm our business, operating results and financial condition.  If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets, remain uncertain or weaken further, our business, operating results and financial condition may be adversely affected.

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

Historically, one of the primary distribution channels for our call accounting management products has been private branch exchange, or PBX, original equipment manufacturers, or OEMs, and vendors who market our products to end-users in conjunction with their own products.  We are dependent upon the active marketing and distribution efforts of our PBX OEMs.  In 2010, 2011 and 2012, sales attributable to our largest OEM customers, represented approximately 13.3%, 8.5% and 4.8% of our total revenues, respectively.

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

We are based in Israel and generate a large percentage of our sales in the United States.  Our sales in the United States accounted for 75.2%, 74.2% and 78.1% of our total revenues for the years ended December 31, 2010, 2011 and 2012, respectively.  We may not be able to maintain or increase international market demand for our products.  To the extent that we cannot do so in a timely manner, our business, operating results and financial condition will be adversely affected.

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

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Cyber attacks or other breaches of network or information technology (IT) security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations.  In particular, both unsuccessful and successful cyber attacks on companies have increased in frequency, scope and potential harm in recent years.  Such an event may result in our inability to operate our facilities, which, even if the event is for a limited period of time, may result in significant expenses and/or loss of market share to other competitors in the market for telemanagement products and invoice management solutions. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain.  A failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. Any of these occurrences could result in a material adverse effect on our results of operations and financial condition.

We have been subject, and will likely continue to be subject, to attempts to breach the security of our networks and IT infrastructure through cyber attack, malware, computer viruses and other means of unauthorized access. However, to date, we have not been subject to cyber attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

A few of our shareholders are in a position to control matters requiring a shareholder vote.

Mr. Chaim Mer, the Chairman of our Board of Directors, and his wife, Mrs. Dora Mer, currently beneficially own approximately 23.4% of our outstanding ordinary shares, the Info Group, Inc. (formerly AnchorPoint, Inc.) whose principal shareholder, Mr. Roger Challen, is our director, currently beneficially owns 23.3% of our outstanding shares and Mr. Isaac Ben-Bassat, our director, beneficially owns 7.4% of our outstanding ordinary shares.  As a result, such shareholders control and will continue to control the election of our entire Board of Directors other than our two outside directors and generally have the ability to direct our business and affairs.  For as long as such shareholders have a controlling interest in our company, they will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends.

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

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “MTSL.”  To continue to be listed on the NASDAQ Capital Market, we need to satisfy a number of conditions, including minimum shareholders’ equity of at least $2.5 million and a minimum closing bid price per share of $1.00 for 30 consecutive business days.  In the past we fell below the minimum $2.5 million shareholders’ equity, and we may not be able to maintain such minimum shareholders’ equity in the future.  If we fail to comply with such requirement, we would have a period of 180 calendar days to achieve compliance by meeting the applicable standard for a minimum of ten consecutive business days.  If we are not deemed in compliance before the expiration of the 180 day compliance period, NASDAQ may afford us an additional 180 day compliance period, provided that on the 180th day of the first compliance period we have demonstrated that we meet all applicable standards for initial listing on the NASDAQ Capital Market (except the bid price requirement) based on our most recent public filings and market information.  In the past, we received notices from NASDAQ stating that we were not in compliance with NASDAQ Capital Market’s continued listing requirements.  Although we regained compliance, we cannot be sure that our shareholders’ equity, share price or minimum market value of publicly held shares will continue to be in compliance with the requirements for continued listing on the NASDAQ Capital Market, or that any appeal of a decision to delist our ordinary shares will be successful.  If we are delisted from NASDAQ, trading in our ordinary shares would be conducted on a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

We may in the future be classified as a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

Holders of our ordinary shares who are United States residents face income tax risks.  There is a substantial risk that we may become a PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares.  For U.S. Federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income.  For this purpose, cash is considered to be an asset which produces passive income.  As a result of our relatively substantial cash position at the time, we believe that we were a PFIC in certain periods over the last few years under a literal application of the asset test described above, which looks solely to the market value of our assets.  We do not believe that we were a PFIC in 2012.  If we are classified in the future as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares.  Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

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

We are incorporated under the laws of, and our principal executive offices, production or manufacturing and research and development facilities are located in, the State of Israel.  As a result, political, economic and military conditions affecting Israel directly influence us.  Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and results of operations.

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2013. In recent years, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups. Also, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future. Ongoing violence between Israel and the Palestinians as well as tension between Israel and other countries in the Middle East may materially affect our business, financial condition and results of operations.

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

We have benefited from certain Israeli Government grants, programs and tax benefits.  We applied to the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for grants for our research and development projects until 2011 and we subsequently received approval for such applications other than our 2011 application.  Future grant applications may not be approved by the Office of the Chief Scientist and we may not be able to obtain any such grants in the future.  To remain eligible for these grants, programs and tax benefits, we must comply with certain conditions, including making specified investments in fixed assets from our own equity and paying royalties with respect to grants received.  In addition, some of these programs restrict our ability to manufacture particular products and to transfer particular technology outside of Israel.  If we do not meet these conditions in the future, the benefits we received could be canceled and we may have to refund payments previously received under these programs or pay increased taxes.  The Government of Israel has reduced the benefits available under these programs in recent years and these programs and tax benefits may be discontinued or curtailed in the future.

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

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.  We follow Israeli law and practice instead of the NASDAQ Stock Market Rules regarding the requirement to maintain a majority of independents directors, the director nomination process and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  As a foreign private issuer listed on the NASDAQ Capital Market, we may also follow home country practice with regard to, among other things, compensation of officers and quorum at shareholders’ meetings.  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission, or the SEC, each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

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

We are a worldwide provider of solutions for TEM and billing solutions.  Our TEM solutions assist enterprises and organizations in making smarter choices with their telecommunications spending at each stage of the service lifecycle, including allocation of cost, proactive budget control, fraud detection, processing of payments and spending forecasting.  Our converged billing solutions have been successfully implemented worldwide by wireless providers, Voice over Internet Protocol, Internet Protocol Television, MVNO and content service providers.  Our converged billing solutions include applications for charging and invoicing customers, interconnect billing and partner revenue management using pre-pay and post-pay schemes.

On December 30, 2008, we completed the acquisition of certain assets and liabilities of AnchorPoint, a Massachusetts-based provider of TEM solutions.  This acquisition has enabled us to expand our product offerings.  The aggregate consideration paid for the acquisition at the closing date was the issuance of 24.4% of our outstanding shares on a post-transaction basis.

Our capital expenditures for the years ended December 31, 2010, 2011 and 2012 were approximately $1.6 million, $2.0 million and $1.5 million, respectively.  These expenditures were principally for research and development equipment, office furniture and equipment and leasehold improvements.

B.            Business Overview

Industry Background

We are a global provider of services and solutions in the Telecom Expense Management (TEM) Mobile Virtual Network Enabler (MVNE) and Mobile Money markets.  Our TEM suite helps organizations reduce operational expenses, improve productivity and optimize networks and services associated with communications networks and information technology.  Our MVNE and Mobile Money offerings enable MVNOs and financial service providers to manage their customers’ and resellers’ lifecycles.  We believe that the MVNO and Mobile Money markets may become the main growth engines for our company.

TEM Industry

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

MVNE and Mobile Money Market

We provide services to MVNOs and assist them to reduce their time to market, focus on sales and marketing and reduce their initial capital expenses.  An MVNO is a wireless communications services provider that does not own radio spectrum or wireless network infrastructure.  An MVNO enters into a business agreement with a mobile network operator with infrastructure to obtain bulk access to network services at wholesale rates, after which the MVNO sets retail plans and prices independently.  The emergence of the MVNO model in various markets worldwide is mostly related to changes in regulations and in the ability of MVNOs to address new market segments that may increase their revenue streams.

 Our first MVNO customer, Simple Mobile, is a U.S.-based MVNO for whom we provide MVNE services.  In 2010, 2011 and 2012, sales attributable to Simple Mobile accounted for approximately 3.6%, 16.4% and 22.8% of our revenues, respectively, and are expected to account for a greater percentage of our revenues in 2013.  During 2012, Simple Mobile was acquired by TracFone and we were recently advised that they intend to migrate the hosted billing services onto their own platform.  If we are unable to offset the loss in revenues our operating results and financial condition will be adversely affected.

The mobile money market targets financial service providers and MVNOs in emerging and developing markets that want to provide financial services. Their customers are mainly individuals that have cell phones but no bank accounts. Mobile money solutions provide services such as deposits, withdrawals, person-to-person transfers, bill payments, purchases of  goods and more complex banking services over mobile phones.

Products and Services

Call Accounting and Telecommunications Expense Management Solutions for Enterprises

TEM Suite

Our TEM Suite is a solution that assists organizations to reduce their telecom spending, manage their telecom assets, bill internal and external customers, and monitor the quality of service of their telecom networks.  Our TEM Suite includes several modules that can be delivered as a SaaS.  The TEM Suite software platform encompasses the business processes conducted by IT and finance departments in acquiring, provisioning and supporting corporate telecommunications assets.  Solutions include software suites and the outsourcing of specific tasks to third-party service providers.  At the heart of any TEM offering is an automated software platform used by the business or by an external service provider managing a company’s telecom invoices and assets.  In December 2011, our TEM Suite won an  Internet Telephony Product of the Year Award for the second year in a row and in August 2012, Technology Marketing Corporation named our TEM Suite as the Communications Solutions Product of the Year for the second year in a row.

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

MVNE Solution

Our MVNE solutions allow MVNOs to reduce their time to market, focus on sales and marketing and reduce their initial capital expenses. Our MVNE solution has the following modules:

•	Product Catalog

•	Point Of Sale

•	Customer Service and Self Care

•	Assets management

•	Billing (Prepaid and Postpaid)

•	Resellers and distributors Management

Mobile Money Solution

Our Mobile Money solution, which can be sold separately or as part of our MVNE solution, allow MVNOs to offer their customers the ability to  make  deposits, withdrawals, person-to-person transfers,  bill payments, purchases of  goods and more complex banking services over mobile phones.

Services

Cloud and Managed Services.

Our TEM and MVNE solutions are offered either as a perpetual license or as a managed service.  Our operation in the U.S. provides cloud based call accounting, TEM managed services and MVNE. We also provide licenses to our local partners to offer the managed service model in their region.

Implementation and Maintenance Service

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

Sales and Marketing

We rely on business partners, our existing customer base and new direct customers for our sales activities.  We believe that partnering with business partners is the most advantageous means to generate new sales of our solutions.  In addition, our broad base of previously installed solutions, primarily in the United States, provides us with opportunities to offer and sell any new products, solutions and services.

We sell our solutions worldwide through OEMs, distribution channels and our own direct sales force in the United States, Israel and Hong Kong, and through a network of local distributors in these and various other countries.  We employed 13 persons in sales and marketing and 33 persons in support as of December 31, 2012, as compared to ten persons in sales and marketing and 33 persons in support as of December 31, 2011 and nine persons in sales and marketing and 37 persons in support as of December 31, 2010.

We conduct a wide range of marketing activities aimed at generating awareness and leads.  We maintain our websites (www.mtsint.com and www.mtsbill.com), allowing for correspondence and queries from new potential customers as well as promoting support for our existing customer base.  The information on our website is not incorporated by reference into this annual report.

Competition

The Global TEM solution and services market is highly competitive and includes recognized leaders such as Tangoe, Inc. and Emptoris Rivermine (IBM’s TEM Solution ), covered by industry analysts such as Gartner. As an outcome, we focus on our existing installed base and partnerships to grow our business.  We invest in the robustness of our products and the professionalism of our managed service team, to increase our value to our customers.  There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not adversely affect our future revenues and, consequently, on our business, operating results and financial condition.

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

Our trademark rights include rights associated with the use of our trademarks and rights obtained by registration of our trademarks in Israel and the United States.  We have also acquired rights in certain registered trademarks and common law trademarks and service marks in past acquisitions.  The use and registration rights of our trademarks does not ensure that we have superior rights over other third parties that may have registered or used identical related marks on related goods or services.  Trademark rights are territorial in nature; therefore we do not have rights in all jurisdictions.

In December 2011, we settled a patent infringement suit filed by Asentinel LLC, or Asentinel, a competitor of our company, against AnchorPoint, Inc., us and our U.S. subsidiary, MTS IntegraTRAK.  We made a lump sum payment for past damages to Asentinel and Asentinel granted us a license to use certain of its patents in return for ongoing annual royalty payments for periods subsequent to January 1, 2012.

C.            Organizational Structure

Our wholly-owned subsidiaries in the United States Hong Kong and the Netherlands, MTS IntegraTRAK Inc., MTS Asia Ltd. and Bohera B.V., respectively, act as marketing and customer service organizations in those countries.

D.            Property, Plants and Equipment

Our executive offices and research and development facilities are located at 14 Hatidhar Street, Ra΄anana, Israel.  In February 2013, we renewed the lease for 6,243 square feet under a lease that expires in February 2015, at an annual rental charge of approximately $149,000.

Our U.S. subsidiary MTS IntegraTRAK occupies approximately 3,772 square feet of space in River Edge, New Jersey.  The lease, which expires in February 2014, has an annual rental charge of approximately $85,000.  We have an office in Glendale, California, where we occupy approximately 2,340 square feet of space, for a monthly rental fee of approximately $4,300 which expires in June 2013.  In addition, we have an office in Powder Springs, Georgia, where we occupy approximately 4,800 square feet of space under a month-to-month lease for a monthly rental fee of approximately $4,700. We also have an office in Hong Kong where we occupy approximately 875 square feet of space, under a lease that expires in September 2014, with a monthly rental fee of approximately $1,200.

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

We have wholly-owned subsidiaries in the United States, Hong Kong and the Netherlands, which act as marketing and customer service organizations in those countries.

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

Since January 2012, we operate in two operation-based segments: Enterprise and Service Providers. Our Enterprise segment includes TEM solutions and services and our Service Providers segment includes billing and MVNO services and solutions.

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

Revenue Recognition.  We account for our revenue in accordance with the provisions ASC 985-605, “Revenue recognition – Software,” as amended, or ASC 985-605.  When an arrangement does not require significant production, modification or customization of software or does not contain services considered to be essential to the functionality of the software, revenue is recognized when the following four criteria are met:

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

Part of our software arrangements involves multiple elements.  Such elements typically include any or all of the following: software licenses, warranty, technical support and training services.  For multiple-element arrangements that do not involve significant modification or customization of the software and do not involve services that are considered essential to the functionality of the software, we allocate value to each undelivered element based on vendor specific objective evidence, or VSOE, of the fair value of each undelivered element in the arrangement, in accordance with the residual method.

Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered element and is recognized as revenue when all revenue recognition criteria of ASC 985-605 are satisfied. Under the residual method, any discount in the arrangement is allocated to the delivered element. If sufficient specific objective evidence does not exist for all undelivered elements, revenue is deferred for the entire arrangement until all revenue recognition criteria are met for such undelivered elements. We have an immaterial number of multiple element arrangements, therefore no VSOE is established.

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

Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts.  Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis. During 2012 we had no such changes in estimated gross profit or loss from long-term contracts.

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

Based on estimates of future taxable profits and losses in the tax jurisdictions that we operate, we determined that it is more likely than not that a tax asset of $371,000 will be utilized in the foreseeable future.

Based on estimates of future taxable profits and losses in the tax jurisdictions that we operate, we determined that a valuation allowance of $4.79 million is required for tax loss carryforwards and other temporary differences as of December 31, 2012.  If these estimates prove inaccurate, a change in the valuation allowance could be required in the future.

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

Goodwill. Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350," Intangibles—Goodwill and Other," goodwill is subject to an annual impairment test, or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. We operate in two reporting units: Enterprise and Service providers. All goodwill balances are assigned to our Enterprise reporting unit.

Under ASU 2011-08, "Intangibles Goodwill and Other" (Topic 350), or ASU 2011-08, which amended the rules for testing goodwill for impairment, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.

We adopted the provisions of ASU 2011-08 for our annual impairment test in 2012. This analysis determined that no indicators of impairment existed. We performed annual impairment tests during the fourth quarter of each of 2010, 2011 and 2012 and did not identify any impairment losses. We performed our annual impairment qualitative assessment as of September 30, 2012. In addition, for the period from September 30, 2012 until December 31, 2012, no events occurred or circumstances changed that reduced the fair value of the reporting unit below its carrying value. During 2010, 2011 and 2012, no impairment losses were identified.

Other intangible assets and long-lived assets.  Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up in accordance with ASC 350.  Our long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360 “Property, Plant and Equipment” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2011 and 2012, no impairment losses were identified.

Developed technology is amortized over a period of four-to-eight years, customer relationships are amortized over a period of six to eight years and brand names are amortized over a period of eleven years. During 2010, 2011and 2012, no impairment losses were identified.

Stock based compensation. We apply ASC 718 "Compensation - Stock compensation," and ASC 505-50 "Equity-Based Payments to Non-Employees," or ASC 718, with respect to options and warrants issued to non-employees. ASC 718 requires the use of an option valuation model to measure the fair value of the options and warrants at the measurement date as defined in ASC 505-50.  ASC 718 requires companies to estimate the fair value of stock-based awards on the date of grant using an option-pricing model, where applicable.  Stock-based compensation expense recognized in our consolidated statements of operations for the three years ended December 31, 2012 include compensation expense for stock-based awards granted based on the grant date fair value estimated in accordance with the provisions of ASC 718.

We recognize these compensation costs net of a forfeiture rate and recognize the compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period for each separately vesting portion of the award, which is the option vesting term of four years.  ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  We estimate the fair value of stock options granted using the Black-Scholes-Merton option pricing model.  Stock-based compensation expense recognized under ASC 718 and ASC 505-50 were approximately $99,000, $67,000 and $44,000 for the years ended December 31, 2010, 2011 and 2012, respectively.

Results of Operations

The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
Revenues:
Product sales	37.9%	31.9%	27.9%
Services	62.1	68.1	72.1
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Product sales	13.0	9.2	8.8
Services	23.1	23.6	25.4
Total cost of revenues	36.1	32.8	34.2
Gross profit	63.9	67.2	65.8
Selling and marketing	22.2	15.9	18.7
Research and development, net	13.3	15.9	10.1
General and administrative	25.9	32.1	21.4
Operating income (loss)	2.5	3.3	15.6
Financial income (expenses), net	-	-	0.5
Capital gain on sale of long-term investment	-	0.7	-
Income (loss) before taxes on income	2.5	4.0	16.0
Taxes on income, net	(0.4)	(0.1)	5.6
Net income (loss) from continuing operations	2.1	3.9	10.4
Net loss from discontinued operations	(0.6)	(0.7)	-
Net income (loss)	1.5	3.2	10.4

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

Revenues from Products and Services.  Revenues from products and services consist primarily of software license fees sales, hardware sales and revenues from services, including managed services, hosting, consulting, maintenance, training, professional services and support.  Revenues from products and services increased by 9.3% to $13.1 million for the year ended December 31, 2012 from $12.0 million for the year ended December 31, 2011.  Revenues from our Enterprise segment decreased by 2.2% to $9.0 million, or 68.7% of our total revenues, for the year ended December 31, 2012 from $9.2 million, or 76.7% of our total revenues, for the year ended December 31, 2011.  Revenues from our Service Providers segment increased by 46.4% to $4.1 million, or 31.3% of our total revenues, for the year ended December 31, 2012 from $2.8 million, or 23.3% of our total revenues, for the year ended December 31, 2011.   Revenues from products and services from our wholly-owned U.S. subsidiary, MTS IntegraTRAK, increased by 15.7% to $10.3 million, or 78.1% of our total revenues, for the year ended December 31, 2012 from $8.9 million, or 74.2% of our total revenues, for the year ended December 31, 2011.  The increase in revenues from products and services in 2012 is primarily attributable to the revenues from our agreement with Simple Mobile.  We expect that our revenues will increase slightly in 2013.

Cost of Revenues from Products and Services.  Cost of revenues from products and services consists primarily of (i) production costs and payments to subcontractors; (ii) certain royalties and licenses payable to third parties (including Asentinel and the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel, or the OCS), (iii) professional services costs; and (iv) support costs.  Cost of revenues from products and services increased by 15.4% to $4.5 million for the year ended December 31, 2012 from $3.9 million for the year ended December 31, 2011.  The increase in cost of revenues from products and services is primarily attributable to services associated with the growth of our hosting and managed services business.  We expect a minor increase in our cost of revenues in 2013 compared to 2012.

Selling and Marketing.  Selling and marketing expenses consist primarily of costs relating to sales representatives and their travel expenses, trade shows and marketing exhibitions, advertising and presales support.  Selling and marketing expenses increased by 31.6% to $2.5 million for the year ended December 31, 2012 from $1.9 million for the year ended December 31, 2011.  The increase in selling and marketing expenses is primarily attributable to recruitment sales personnel as well as a provision for the repayment of grants received for our foreign marketing expenses in previous years. We expect that our selling and marketing expenses will not change significantly in 2013.

Research and Development, Net.  Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities, outsourcing subcontractor development and other related costs, net of grants that were approved by the OCS.  Research and development expenses decreased by 31.6% to $1.3 million for the year ended December 31, 2012 from $1.9 million for the year ended December 31, 2011.  The decrease in research and development expenses is primarily attributable to a decrease in resources assigned to on-going research and development projects.  We expect that our research and development expenses will increase in 2013 compared to 2012.

General and Administrative.  General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, professional fees and office maintenance and administrative costs.  General and administrative expenses decreased by 26.3% to $2.8 million for the year ended December 31, 2012 from $3.8 million for the year ended December 31, 2011.  The decrease in general and administrative expenses is primarily attributable to the settlement of the Asentinel litigation in 2011. We expect a slight increase in our general and administrative expenses in 2013 compared to 2012.

Financial Income, Net.  Financial income, net consists primarily of interest income on bank deposits, foreign currency translation adjustments, other interest charges and the financial income (expenses) from option contracts or other foreign hedging arrangements.  We recorded $60,000 of financial income, net for the year ended December 31, 2012, primarily attributable to exchange rate and foreign currency translation adjustments.  We recorded $2,000 of financial income, net for the year ended December 31, 2011, primarily attributable to foreign currency translation adjustments.

Taxes on Income.  We recorded taxes on income of $736,000 for the year ended December 31, 2012, compared to taxes on income of $10,000 for the year ended December 31, 2011.  Our taxes on income for the year ended December 31, 2012 are primarily attributable to a $1,050,000 charge related to the tax assessment from the Israeli tax authorities relating to an Israeli court’s  decision with respect to our 1997 to 1999 tax years, net of  a deferred tax asset recognition of $371,000 based on an estimate of future taxable profits and losses in the tax jurisdictions in which we operate, which is expected to be utilize in the foreseeable future. Our low level of taxes on income for the year ended December 31, 2011 is primarily attributable to the utilization of deferred tax assets by our subsidiary in Hong Kong and the state income taxes in the U.S.

Net Loss from Discontinued Operations.  We did not record a net loss from discontinued operations for the year ended December 31, 2012, compared to a net loss from discontinued operations of $84,000 in the year ended December 31, 2011.  The loss from discontinued operations for the year ended December 31, 2011 is attributable to certain contingent liabilities of our Brazilian subsidiary, TABS Brazil Ltda., whose operations were discontinued in March 2009.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

Revenues from Products and Services.  Revenues from products and services consist primarily of software license fees sales, hardware sales and revenues from services, including managed services, hosting, consulting, maintenance, training, professional services and support.  Revenues from products and services increased by 3.4% to $12.0 million for the year ended December 31, 2011 from $11.6 million for the year ended December 31, 2010.  Revenues from our Enterprise segment decreased by 10.7% to $9.2 million, or 79.3% of our total revenues, for the year ended December 31, 2011 from $10.3 million, or 88.8% of our total revenues, for the year ended December 31, 2010.  Revenues from our Service Providers segment increased by 115.4% to $2.8 million, or 23.3% of our total revenues, for the year ended December 31, 2011 from $1.3 million, or 11.2% of our total revenues, for the year ended December 31, 2010. Revenues from products and services from our wholly-owned U.S. subsidiary, MTS IntegraTRAK, increased by 1.1% to $8.9 million, or 74.2% of our total revenues, for the year ended December 31, 2011 from $8.8 million, or 75.9% of our total revenues, for the year ended December 31, 2010.  The increase in revenues from products and services in 2011 is primarily attributable to the revenues from our agreement with Simple Mobile.

Cost of Revenues from Products and Services.  Cost of revenues from products and services consists primarily of (i) production costs and payments to subcontractors; (ii) certain royalties and licenses payable to third parties (including the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel, or the OCS), (iii) professional services costs; and (iv) support costs.  Cost of revenues from products and services decreased by 7.1% to $3.9 million for the year ended December 31, 2011 from $4.2 million for the year ended December 31, 2010.  The decrease in cost of revenues from products and services is primarily attributable to our on-going monitoring and reduction of expenses in order to achieve sustainable growth and to a change in the mix of products sold.

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

Taxes on Income.  We recorded taxes on income of $10,000 for the year ended December 31, 2011, compared to taxes on income of $47,000 for the year ended December 31, 2010.  Our taxes on income for the year ended December 31, 2011 are primarily attributable to the utilization of deferred tax assets by our subsidiary in Hong Kong and the state income taxes in the U.S.  Our taxes on income for the year ended December 31, 2010 are primarily attributable to a tax provision in relation to an uncertain tax position, taxes paid for previous years as well as our U.S. state income taxes.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6
2010	2.7	(6.0)	8.7
2011	2.2	7.7	(5.5)
2012	1.6	(2.3)	3.9

A depreciation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are linked to the dollar.  This depreciation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities and also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar.  Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.  During 2009 and 2010 the NIS appreciated against the U.S. dollar, which resulted in an increase in the U.S. dollar cost of our NIS expenses. During 2011 and 2012 the NIS devaluated against the U.S. dollar, which resulted in a decrease in the U.S. dollar cost of our NIS expenses.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results.  We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

In 2012, we entered into forward, call and put option contracts in the amount of $3.75 million that converted a portion of our floating currency liabilities to a fixed rate basis, which reduced the impact of the currency changes on our cash flow.  The purpose of our foreign currency hedging activities is to protect us from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. Our put option contracts did not qualify as hedging instruments under ASC 815. Changes in the fair value of put option contracts are reflected in the consolidated statements of operations as financial income or expense.  In 2012, we recorded approximately $60,000 as financial income with respect to such transactions in our consolidated statements of operations.

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

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation.  Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members.  Israel is also a member of the Organization for Economic Co-operation and Development, or the OECD, an international organization whose members are governments of mostly developed economies.  The OECD’s main goal is to promote policies that will improve the economic and social well-being of people around the world.  In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan.  These preferences allow Israel to export products covered by such programs either duty-free or at reduced tariffs.

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

Effective Corporate Tax Rate

The Israeli corporate tax rate was 25% in 2010, 24% in 2011 and 25% in 2012.  Under an amendment to the Law for Tax Burden Reform (Legislative Amendments), passed in 2011, the corporate tax rate is expected to remain at 25% in 2013.  In view of this increase in the corporate tax rate to 25% in 2012 and thereafter, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

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

In December 2010, the Knesset passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments to the Investment Law.  According to the amendment, effective January 1, 2011, the benefit tracks in the Investment Law were modified and a flat tax rate applies to our company's entire preferred income.  We will be able to opt to apply (the waiver is non-recourse) the amendment and from then on we will be subject to the amended tax rates that are: 2011 and 2012 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%).

Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties.  Under Israeli tax law, the results of our foreign consolidated subsidiaries cannot be consolidated for tax purposes with the results of operations of the parent company.

Recently Issued Accounting Standards

In February 2013, the FASB issued ASU No. 2013-02, "Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income." Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of Accumulated Other Comprehensive Income, or AOCI, by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. ASU 2013-02 is effective as of January 1, 2013. Since this standard only impacts presentation and disclosure requirements, its adoption will not have a material impact on our consolidated results of operations or financial condition.

B.            Liquidity and Capital Resources

On December 31, 2012, we had $4.1 million in cash and cash equivalents, $139,000 in marketable securities, $38,000 in restricted cash and working capital of $1.6 million, compared to $3.3 million in cash and cash equivalents, $127,000 in restricted marketable securities and a working capital deficit of $0.8 million on December 31, 2011.  The marketable securities are restricted in order to secure our obligations under one of our leasing agreements.  The increase in our working capital at December 31, 2012 was primarily attributable to our improved operations.  We intend to continue our efforts to improve our overall operational results, which should improve our working capital.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2010	2011	2012
	(in thousands)
Net cash provided by (used in) operating activities from continuing operations	$(65)	$1,142	$807
Net cash provided by (used in) investing activities	16	3	$(189)
Net cash provided by financing activities from continuing operations	-	-	303
Net increase (decrease) in cash and cash equivalents	(49)	1,145	921
Cash and cash equivalents at beginning of period	2,173	2,124	3,269
Cash and cash equivalents at end of period	2,124	3,269	4,190

Net cash provided by operating activities from continuing operations was approximately $807,000 for the year ended December 31, 2012, compared to net cash provided by operating activities from continuing operations of $1.1 million for the year ended December 31, 2011.  The decrease in cash generated from operating activities from continuing operations in 2012 compared to 2011 is primarily attributable to the payment of approximately $1.2 million in 2012 for a significant portion of the tax liability relating to an Israeli court’s decision with respect to our 1997 to 1999 tax years, as well as the increase in trade receivables, deferred tax assets recorded in 2012. Net cash used in operating activities from continuing operations was approximately $65,000 for the year ended December 31, 2010. The increase in cash generated from operating activities from continuing operations in 2011 compared to 2010 is primarily attributable to an increase in our operating income in 2011 and our continuing improvement in collection of trade receivables.

Net cash used in investing activities was approximately $189,000 for the year ended December 31, 2012, primarily attributable to purchase of property and equipment.   Net cash provided by investing activities was approximately $3,000 for the year ended December 31, 2011, primarily attributable to the sale of our ownership interest in Silverbyte Networks Ltd.  Net cash provided by investing activities was approximately $16,000 for the year ended December 31, 2010, primarily attributable to the sale of marketable securities.

Net cash provided by financing activities was approximately $303,000 for the year ended December 31, 2012, which was attributable to the proceeds received from employee stock option exercises. We did not use any cash in financing activities for the two years ended December 31, 2011.

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

We work closely with our customers and prospective customers to determine their requirements and design enhancements and new releases to meet their needs.  Research and development activities take place in our facilities in Israel.  We employed 12 persons in research and development as of December 31, 2012, as compared to 15 persons in research and development as of December 31, 2011 and 16 persons in research and development as of December 31, 2010.

We have committed substantial financial resources to research and development for our TEM and billing solution activities.  Among our various development plans, our roadmap includes the integration of our TEM products with our other complementary TEM products within the next few years.  During 2010, 2011 and 2012, our net research and development expenditures were $1.5 million, $1.9 million and $1.3 million, respectively.  In the past, we received funding from the OCS for selected research and development projects.  We applied to the OCS for new grants for our research and development projects until 2011 and we have subsequently received approval for such applications other than the 2011 application.

Under the terms of research and development grants that we have received from the OCS, we are required to pay royalties on the revenues derived from products incorporating know-how developed with such grants and ancillary services in connection therewith, up to 100% to 150% of the dollar-linked value of the total grants, plus interest.  We are required to pay royalties at a rate of 3%-5%.  The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.  Since June 1997, we have paid the OCS royalties on all call accounting product sales at the applicable rates at the time of payment.  See Item 10E. “Additional Information - Taxation - Grants under the Law for the Encouragement of Industrial Research and Development, 1984.”  As of December 31, 2012, we had a contingent obligation to pay royalties to the OCS in the amount of approximately $8.8 million plus interest at a rate equal to the 12 month LIBOR rate for grants received after January 1999.

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

F.             Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2012 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(U.S. dollars in thousands)
Operating lease obligations	462	270	192	--	--
Accrued severance pay*	800	--	--	--	800
Total	1,262	270	192	--	800
__________
* See Item 6D. “Directors, Senior Management and Employees - Employees.”

As discussed in Note 9h of our consolidated financial statements contained elsewhere in this annual report, effective January 1, 2007, we adopted the provisions of FASB ASC 740, “Income Taxes.”  As of December 31, 2012, we had a total liability of 100 for gross unrecognized tax benefits.  Due to the uncertainties related to those tax matters, we are currently unable to make a reasonably reliable estimate of when cash settlement with a relevant tax authority will occur.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position with the Company
Chaim Mer	65	Chairman of the Board of Directors
Eytan Bar	47	Chief Executive Officer
Alon Mualem	45	Chief Financial Officer
Josef Brikman	55	President, North America Operations
Isaac Ben-Bassat	59	Director
Eytan Barak (1) (2)	68	Outside Director
Roger Challen	67	Director
Steven J. Glusband	66	Director
Yaacov Goldman (1)	58	Director
Lior Salansky (2)	48	Director
Varda Trivaks (1) (2)	56	Outside Director
___________________
(1) Member of our audit committee
(2) Member of our compensation committee

Messrs. Mer, Ben-Bassat, Challen, Glusband, Goldman and Salansky will serve as directors until our 2013 Annual General Meeting of Shareholders.  All of such persons were elected to serve as directors by our shareholders at our 2012 Annual General Meeting of Shareholders.  Ms. Trivaks and Mr. Barak will serve as outside directors pursuant to the provisions of the Israeli Companies Law for a second three-year term until August 2014 and December 2013, respectively, following which their service may be renewed for a third three-year term.

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

Josef Brikman has served as our President of North America operations since May 2011.  Mr. Brikman also serves as President of MER Security Inc., which he joined in 2008.  From 2006 to 2008, Mr. Brikman was a co-founder of a financial consulting company.  Mr. Brikman had previously served our company as Chief Financial Officer from 1998 to 2004.  Previously, Mr. Brikman was co-founder and co-manager of STS Software Systems Ltd.  Mr. Brikman holds a B.Sc. degree from Fairleigh Dickenson University and a B.A. degree from Haifa University.

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

Yaacov Goldman has served as a director since May 2004 and is a member of our audit committee.  Mr. Goldman provides consulting services to companies in strategic-financial areas, through his wholly owned company, Maanit-Goldman Management & Investments (2002) Ltd.  Mr. Goldman also serves as a director of Golden House Ltd., T.R.F. Capital Ltd., Isrotel Ltd., DS Apex Holdings Ltd., Medi Power (Overseas) Public Co. Limited, IceCure Medical Ltd. Proteologics Ltd. and Renewable Resources Ltd. and its affiliated companies.  Until March 2012, Mr. Goldman served as a director of Elron Electronic Industries Ltd. and Negev Ceramics Ltd. Until July 2010, Mr. Goldman served as a director of Bank Leumi Le'Israel Ltd. and until June 2009 as Chairman of ITGI Medical Ltd.  Mr. Goldman served as the Professional Secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel from October 2004 until September 2008.  Commencing in 1981, Mr. Goldman worked for Kesselman & Kesselman (Israeli member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of such firm.  From September 2000 until November 2001, Mr. Goldman served as managing director of Argoquest Holdings, LLC.  From March 2002 until October 2002, Mr. Goldman acted as a consultant to a private equity initiative with Poalim Capital Markets & Investments Ltd.  Mr. Goldman holds a B.A. degree in Economics and Accounting from Tel Aviv University and is a Certified Public Accountant (Israel).

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

B.            Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2012.

	Salaries, fees, commissions and bonuses		Pension, retirement and similar benefits
	(U.S. dollars in thousands)
All directors and executive officers as a group (11 persons)	1,116	(1)	70
       ___________________
      (1) In addition to this amount, we provide automobiles to certain of our executive officers at our expense.

Mr. Chaim Mer, the Chairman of our Board of Directors, devotes approximately 20% of his time to the management of our company in consideration of which we pay him a monthly salary of $7,000.

During the year ended December 31, 2012, we paid to our directors an annual fee of approximately $8,400 and a per meeting attendance fee of $300 (other than our outside directors under Israeli law, Mr. Chaim Mer, the Chairman of our Board of Directors, whose compensation is described above and Mr. Yaacov Goldman, an independent director and our audit committee financial expert).  We currently pay our outside directors an annual fee, payable quarterly, of NIS 30,500 (currently equivalent to approximately $8,200) and a per meeting attendance fee of NIS 1,700 (currently equivalent to approximately $460).  During the year ended December 31, 2012, we paid Mr. Goldman an annual fee of approximately $16,800 and a per meeting attendance fee of $400.

As of December 31, 2012, our three executive officers held options to purchase an aggregate amount of 242,500 ordinary shares with exercise prices ranging from $1.44 to $1.94 and a vesting period of four years.  Of such options, options to purchase 30,000 ordinary shares will expire in May 2014, options to purchase 112,500 ordinary shares will expire in August 2016 and options to purchase 100,000 ordinary shares will expire in November 2016.  Such options were granted under our 2003 Israeli Share Option Plan and 2006 Stock Option Plan.  In 2012, 135,000 options were exercised.  As of December 31, 2012, no options were held by our directors.  See Item 6.E., “Directors, Senior Management and Employees - Share Ownership – Stock Option Plans.”

C.            Board Practices

Election of Directors

Our Articles of Association provide for a Board of Directors consisting of up to twelve members or such other number as may be determined from time to time at a general meeting of shareholders.  Our Board of Directors is currently composed of eight directors.

Pursuant to our articles of association, all of our directors (except the outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected.  The Board of Directors, may, at any time from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number.  All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office.  All of our current directors (except our outside directors) were elected by our shareholders at our annual general meeting of shareholders held in October 2012.

We do not follow the requirements of the NASDAQ Stock Market Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our directors are recommended by our board of directors for election by our shareholders.  See below in this Item 16G. “Corporate Governance.”

Outside and Independent Directors

Outside Directors.  Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors.  The Israeli Companies Law provides that a person may not be appointed as an outside director if the person is a relative of the controlling shareholder of the company, or if the person, the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, the controlling shareholder of the company or its relative, or any entity controlling, controlled by or under common control with the company.  The term “relative” means a spouse, sibling, parent, grandparent, child or child, sibling or parent of a spouse or spouse of any of the foregoing.  The term affiliation includes:

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

Outside directors are elected by shareholders.  In general, outside directors serve for a three-year term, which may be renewed for only two additional three-year term.  The election of an outside director for the initial three-year term requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) are voted in favor of the election of the outside director, or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) voted against the election of the outside director does not exceed two percent of the outstanding voting power in the company.

An outside director may be re-elected to serve for two additional three-year terms in one of the two following methods: (i) the board of directors proposed the nomination of the outside director for an additional term and her or his appointment is approved by the shareholders in the manner required to appoint outside directors for an initial term as set forth above, or (ii) in the event a shareholder holding 1% or more of the voting rights nominates the outside director for an additional term, the nomination is required to be approved by a majority of the votes cast by the shareholders of the company; provided that: (x)  the votes of controlling shareholders, the votes of shareholders who have a personal interest in the approval of the appointment of the outside director, other than a personal interest that is not as a result of such shareholder’s connections to the controlling shareholder, and abstaining votes are excluded from the counting of votes and (y) the aggregate votes cast by shareholders in favor of the nomination that are counted for purposes of calculating the majority exceeds 2% of the voting rights in the company.

Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

Any committee of the board of directors must include at least one outside director and the audit committee and compensation committee must include all of the outside directors.  An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Independent Directors.  In general, NASDAQ Stock Market Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, within the meaning of the NASDAQ Stock Market Rules, and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of the SEC and NASDAQ. However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.  A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  On March, 31, 2009, we provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, within the meaning of the NASDAQ Stock Market Rules.  Instead, under Israeli law and practice, we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors.  In addition, in accordance with the rules of the SEC and NASDAQ, our audit committee is composed of three independent directors, as defined by the rules of the SEC and NASDAQ.

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an outside director; or (ii) a director that serves as a board member less than nine years and the audit committee has approved that he or she meets the independence requirements of an outside director.  A majority of the members serving on the audit committee must be independent under the Israeli Companies Law. In addition, a publicly traded company may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will be independent.  We have not included such a provision in our articles of association.

Our Board of Directors has determined that our outside directors, Mr. Eytan Barak and Ms. Varda Trivaks both qualify as independent directors under the rules of the SEC and NASDAQ.  Our Board of Directors has further determined that each of Messrs. Steven Glusband and Yaacov Goldman qualifies as an independent director under the requirements of the SEC, NASDAQ and the Israeli Companies Law.

Audit Committee

Our audit committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Exchange Act, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company and proposing to the board of directors ways to correct such defects, and such other duties as may be directed by our board of directors.  The responsibilities of the audit committee also include determination as to whether or not a transaction is an “extraordinary transaction” or an action is a “material action” and, to the extent required, approving such related-party transactions and actions as required by law.  Under Israeli law an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and it otherwise meets the composition requirements of the Israeli law.

Our audit committee consists of three members of our Board of Directors who satisfy the “independence” requirements of the SEC, NASDAQ and Israeli law for audit committee members.  Our audit committee is currently composed of Messrs. Eytan Barak and Yaacov Goldman and Ms. Varda Trivaks.  Our Board of Directors has determined that Mr. Goldman qualifies as an audit committee financial expert.  The audit committee meets at least once each quarter.

Compensation Committee

Effective December 2012, under an amendment to the Companies Law, our Board of Directors is required to appoint a compensation committee, whose role is: (i) to recommend to the board on a compensation policy for office holders and to recommend to the board, once every three years, on the approval of the continued validity of the compensation policy that was determined for a period exceeding three years; (ii) to recommend an update the compensation policy from time to time and to examine its implementation; (iii) to determine whether to approve the Terms of Service and Employment of Office Holders that require the committee’s approval; and (iv) to exempt a transaction from the requirement for shareholders’ approval.  The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to deviation from the compensation policy that was adopted by the company.

Under Israeli law, our compensation committee will consist of no less than three members, including all of our outside directors (who must constitute a majority of its members of the committee), and that the remainder of the members of the compensation committee be directors whose terms of service and employment were determined pursuant to the applicable regulations.  The amendment imposes the same restrictions on the actions and membership in the compensation committee as are discussed above under “Audit Committee” with respect to, among other things, the requirement that an outside director serve as the chairman of the committee and the list of persons who may not serve on the committee.  We have established a compensation committee that is currently composed of our outside directors, Mr. Eytan Barak and Ms. Varda Trivaks and Mr. Lior Salansky.

Amendment No. 20 to the Companies Law

On December 12, 2012, became effective Amendment No. 20 to the Companies Law, or Amendment 20, which revised the approval process of arrangements with “office holders” as to their terms of service or employment, including the grant of an exemption, insurance, undertaking to indemnify or indemnification, retirement bonuses and any other benefit, payment or undertaking to pay any such amounts, given due to service or employment, or together, Terms of Service and Employment.

Compensation Policy

Amendment No. 20 requires our board of directors to adopt a compensation policy on or before September 12, 2013, with respect to the Terms of Service and Employment of office holders, or the Compensation Policy, after taking into consideration the recommendations of the compensation committee.  Amendment No. 20 further provides for the approval of the Compensation Policy by our shareholders with a “special majority” requirement, i.e. the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter provided that at least one of the following conditions is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the Compensation Policy (or the transaction, as the case may be) or (ii) the total number of shares voted against the Compensation Policy by shareholders referenced under (i) does not exceed 2% of the company’s outstanding voting rights.  We may approve a Compensation Policy even in the event it was rejected by the shareholders; provided that the compensation committee and thereafter the board of directors resolved, based on explanations that will be set forth in the resolutions, and after an additional discussion concerning the Compensation Policy, that the approval of the Compensation Policy in spite of the objection of the company’s shareholders is for the benefit of the company.

A Compensation Policy that applies for a period exceeding three years should be approved, in the process described above, once every three years. In addition, the board of directors is required to periodically examine the Compensation Policy and the need for adjustments based on the considerations in determining a Compensation Policy in the event of a material change in the circumstances prevailing during the adoption of the Compensation Policy or for other reasons.

Amendment No. 20 provides that the Compensation Policy will be determined, among other things, in accordance with the following considerations: (i) the advancement of the company’s goals, its work plan and its policy with a long term view; (ii) the creation of appropriate incentives for the office holders of the company, considering, among other things, the risk management policy of the company; (iii) the size of the company and the nature of its operations; and (iv) in connection with the Terms of Service and Employment that include variable components – the contribution of the office holder to the achievement of the company’s goal and to the maximization of its profits, all with a long term view and in accordance with the position of the Office Holder.

The Compensation Policy should include, among other things, references to the following issues: (i) the education, skills, expertise, professional experience and accomplishments of the office holder; (ii) the office holder’s position, areas of responsibility and previous compensation agreements executed with him or her; (iii) the proportion between the Terms of Service and Employment of the office holder to the compensation of the other employees of the company and of contractor workers employed by the company, and specifically the proportion to the average and median compensation of such employees and the affect of the disparity between them on the employment relationships in the company; (iv) in the event the Terms of Service and Employment include variable components – the possibility to reduce the variable components based on the board of director’s discretion and the possibility to set a “ceiling” for the value of exercise of capital variable components that are not paid in cash; and (v) in the event the Terms of Service and Employment include Retirement Bonuses – the period of service or employment of the office holder, his or her Terms of Service and Employment during such period, the company’s performance during the period, the contribution of the office holder to the achievement of the company’s goals and to the maximization of its profits and the circumstances of the office holder’s retirement.

The Compensation Policy should also include the following instructions: (i) in connection with variable components in the Terms of Service and Employment – (a) basing the components on performance with a long-term view, and based on measurable criteria; provided that a company may determine that a non-material portion of the aforementioned components will be granted based on criteria that is not measurable taking into consideration the contribution of the office holder to the company; and (b) the proportion between the variable and fixed components, and a ceiling for the value of the variable components on the date of payment; provided that with respect to capital variable components and are not paid in cash – a ceiling for their value on the date of grant; (ii) a provision requiring that the office holder repay the company, under terms set forth in the Compensation Policy, amounts that were paid to him as part of the Terms of Service and Employment, if they were paid to him based on data that turned out to be wring and were restated in the company’s financial statements; (iii) the holding period or minimum vesting of capital variable components in the Terms of Service and Employment, with reference to appropriate incentives with a long-term view; and (iv) a ceiling for retirement payments.

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

Disclosure of Personal Interests of an Office Holder

The Israeli Companies Law requires that an office holder promptly, and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any material documents in their possession, in connection with any existing or proposed transaction by us.  In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or that may have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s “relative” (as defined above), or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

Approval of Transactions with Office Holders

Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has a personal interest) must be approved by the board of directors and, in some cases, by the audit committee and by the board of directors, and under certain circumstances shareholder approval may also be required, provided, however, that a transaction that is adverse to the company’s interest may not be approved.  A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee may not be present during the board of directors or audit committee discussions and may not vote on the transaction, unless the transaction is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be.  In the event the majority of the members of the board of directors have a personal interest, then the approval of the general meeting of shareholders is also required.

Approval Process of Terms of Service and Employment of Office Holders

Amendment No. 20 revised the method of approval of Terms of Service and Employment of office holders. It provides that the process for approval of Terms of Service and Employment of office holders as follows:

•	With respect to an office holder who is not our chief executive officer, a director, a controlling shareholder or a relative of the controlling shareholder:

o
In the event the transaction is in accordance with the Compensation Policy, approval is required by the Compensation Committee and the board of directors (in that order); however, in the event of an update of existing Terms of Service and Employment, which the Compensation Committee confirms is not material, Compensation Committee approval is sufficient.

o
In the event the transaction is not in accordance with the Compensation Policy, approval is required by the (i) Compensation Committee, (ii) board of directors and (iii) company’s shareholders, by the “special majority” described above in connection with the approval of the Compensation Policy (in that order).  Under these circumstances, the compensation committee and board of directors are still required to approve the transaction based on the criteria applicable to a Compensation Policy as set forth above. In the event the company’s shareholders do not approve the compensation of the office holder, the Compensation Committee and board of directors may, in special situations, approve the transaction, subject to their providing detailed reasons and after discussion and examination of the rejection by the company’s shareholders.

•	With respect to our chief executive officer:

o
In the event the transaction is in accordance with the Compensation Policy, approval is required by the (i) Compensation Committee, (ii) board of directors and (iii) company’s shareholders with the “special majority” described above in connection with the approval of the Compensation Policy (in that order).

o
In the event the transaction is not in accordance with the Compensation Policy, the approval process and requirements are the same as the approval process for such a transaction with an office holder who is not the chief executive officer, a controlling shareholder or a relative of the controlling shareholder.

o
Amendment No. 20 includes an exception from the shareholder approval requirement in connection with the approval of a transaction with a general manager candidate, subject to certain conditions. In addition, in the event the company’s shareholders do not approve the compensation of the general manager, the compensation committee and board of directors may, in special situations, approve the transaction, subject to their providing detailed reasons and after discussion and examination of the rejection by the company’s shareholders.

•	With respect to a director who is not a controlling shareholder or a relative of the controlling shareholder:

o
In the event the transaction is in accordance with the Compensation Policy, approval is required by the (i) compensation committee, (ii) board of directors and (iii) company’s shareholders with a regular majority (in that order).

o
In the event the transaction is not in accordance with the Compensation Policy, the approval process and requirements are the same as the approval process for such a transaction with an office holder who is not the chief executive officer, a controlling shareholder or a relative of the controlling shareholder (other than the possibility to override the shareholder’s resolution).

•	With respect to a controlling shareholder or a relative of a controlling shareholder:

o
In the event the transaction is in accordance with the Compensation Policy, approval is required by the (i) Compensation Committee, (ii) board of directors and (iii) the company’s shareholders with the “special majority” described above in connection with the approval of the Compensation Policy (in that order).

o
In the event the transaction is not in accordance with the Compensation Policy, the approval process and requirements are the same as the approval process for such a transaction with an office holder who is not the  chief executive officer, a controlling shareholder or a relative of the controlling shareholder (other than the possibility to override the shareholder’s resolution).

Amendment No. 20 also includes certain transitional provisions that apply to approval of Terms of Service and Employment of office holders prior to the adoption of a Compensation Policy.

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

The disclosure requirements that apply to an office holder also apply to a transaction in which a controlling shareholder of the company has a personal interest.  The Israeli Companies Law provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in which the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, the board of directors and shareholders.  The shareholders' approval of such a transaction requires a simple majority approval and the fulfillment of one of the following conditions: (i) at least a majority of the votes cast by shareholders who have no personal interest in the transaction and who vote on the matter are voted in favor of the transaction, or (ii) the votes cast by shareholders who have no personal interest in the transaction voted against the transaction do not represent more than two percent of the voting rights in the company. In addition, any such transaction with a term that exceeds three years requires approval as described above every three years, unless (with respect only to extraordinary transactions and not to other transactions that require the special approval process) the audit committee approves that a longer term is reasonable under the circumstances.

Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval.  In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company or if the directors’ compensation does not exceed the maximum amount of compensation for outside directors determined by applicable regulations.  Also, certain Terms of Office and Employment for an office holder that is a controlling shareholder of a public company do not require shareholder approval if certain criteria are met.  The foregoing exemptions from shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law.  If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company.  Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than a 45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company.  These requirements do not apply if, in general, (i) the acquisition was made in a private placement that received shareholder approval, (ii)  was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, if there is not already a 25% or greater shareholder of the company, or (iii) was from a shareholder holding a 45% interest in the company which resulted in the acquirer becoming a holder of a 45% interest in the company if there is not already a 45% or greater shareholder of the company.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a public company’s outstanding shares or a class of shares, the acquisition must be made by means of a “full” tender offer, i.e. a tender offer for all of the outstanding shares or a class of shares.  A full tender offer is accepted if either: (i) holders of less than 5% of the outstanding shares do not accept the tender offer and more than half of the offerees who do not have a personal interest in accepting the tender offer accepted it, or (ii) holders of less than 2% of the outstanding shares do not accept the tender offer. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer.  If the full tender offer is not accepted, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

Exculpation, Indemnification and Insurance of Directors and Officers

Exculpation of Office Holders.  The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his or her duty of loyalty.   If permitted by its articles of association, a company may exculpate in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care.  However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care in connection with distributions.

Insurance of Office Holders.  Israeli law provides that a company may, if permitted by its articles of association, enter into a contract to insure its office holders for liabilities incurred by the office holder with respect to an act or omission performed in his or her capacity as an office holder, as a result of: (i) a breach of the office holders duty of care to the company or another person; (ii) a breach of the office holders duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that the act would not prejudice the company’s interests; and (iii) a financial liability imposed upon the office holder in favor of another person.

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

Limitations on Exculpation, Insurance and Indemnification.  The Israeli Companies Law provides that a company may not exempt or indemnify an office holder nor enter into an insurance contract which would provide coverage for liability incurred as a result of any of the following: (a) a breach by the office holder of his or her duty of loyalty (however, a company may insure and indemnify against such breach if the office acted in good faith and had reasonable cause to assume that his act would not prejudice the company’s interests); (b) a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly, unless made in negligence only; (c) any act of omission done with the intent to derive an illegal personal benefit; or (d) any fine, civil fine, monetary sanction or penalty levied against the office holder.

The term “office holder” of a company includes a director, general manager, chief business manager, deputy general manager, vice general manager, or any person filling any of these positions in a company even if he or she holds a different title, and also includes any other manager directly subordinate to the general manager.

Pursuant to the Israeli Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, our office holders must be approved by our compensation committee and our board of directors and, if the office holder is a controlling shareholder, director or a general manager, also by our shareholders.

Our Articles of Association allow us to insure, indemnify and exempt our office holders, to the fullest extent permitted by the provisions of the Israeli Companies Law.  We maintain a directors’ and officers’ liability insurance policy with a per claim and aggregate coverage limit of $6.25 million, including legal costs incurred in Israel.  We have provided several of our directors and officers a letter of indemnification for liabilities or expenses incurred as a result of their acts in their capacity as directors and officers of our company, in an aggregate amount not to exceed $3 million.

Administrative Sanctions.  A recent amendment to the Israeli Securities Law, 5728-1968, or the Israeli Securities Law, and a corresponding amendment to the Israeli Companies Law, authorizes the Israeli Securities Authority to impose administrative sanctions against companies like ours and their office holders for certain violations of the Israeli Securities Law or the Israeli Companies Law.  These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time.  The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1.0 million (currently equivalent to approximately $260,000), plus the greater of the following amounts payable to persons who suffered damages as a result of the violation: (i) the amount of profits earned or losses avoided by the violator as a result of the violation, up to the amount of the applicable fine, or (ii) compensation for damages suffered by the injured persons, up to 20% of the fine imposed on the violator.

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

D.            Employees

On December 31, 2012, we and our consolidated subsidiaries employed 75 persons, of which 12 persons were employed in research and development, 33 in training and technical support, 13 in sales and marketing and 17 in operations and administration.  As of December 31, 2012, 26 of our employees were located in Israel, 45 of our employees were located in the United States and 4 of our employees were located in Hong Kong.

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

Certain provisions of the collective bargaining agreements between the General Federation of Labor in Israel, or the Histadrut, and the Coordination Bureau of Economic Organizations (including the Industrialists Association) are applicable to our employees by order of the Israeli Ministry of Labor.  These provisions concern mainly the length of the workday, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment.  We generally provide our employees with benefits and working conditions beyond the minimum requirements.

Cost of living adjustment of employees’ wages is determined on a nationwide basis and are legally binding, if and when applied.  Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is similar to the United States Social Security Administration and additional sums towards compulsory health insurance.  In 2012, payments to the National Insurance Institute amounted to approximately 15% of wages, of which approximately two-thirds was contributed by employees with the balance contributed by the employer.

Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause.  Pursuant to an order issued in December 2007 by the Israeli Minister of Industry, Trade and Labor, new provisions relating to pension arrangements in the collective bargaining agreements between the Histadrut and the Coordination Bureau of Economic Organizations apply to all employees in Israel.  According to such provisions, all employees employed in Israel for at least six months are entitled to pension benefits to be funded by preset monthly contributions of the employee and the employer and to certain severance benefits regardless of whether they or we terminated their employment.  We partly satisfy this obligation by contributing approximately 8.3% of between 80%-100% of the employee’s annual gross salary to a fund known as “Managers’ Insurance” or to pension fund.  This fund provides a combination of savings plans, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and a severance payment, if legally entitled, upon termination of employment.  The remaining part of this obligation is presented in our balance sheet as the difference between the “accrued severance pay” and “severance pay fund.”

E.             Share Ownership

The following table sets forth certain information as of March 18, 2013 regarding the beneficial ownership of our ordinary shares by each of our directors.

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Chaim Mer	1,092,497	(3)	23.4%
Isaac Ben-Bassat	344,607	(4)	7.4%
Eytan Barak	--		--
Roger Challen	1,087,308	(5)	23.3%
Steven J. Glusband	500		*
Yaacov Goldman	--		--
Lior Salansky	--		--
Ms. Varda Trivaks	--		--
__________
* Less than 1%.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.  The number of ordinary shares beneficially owned set forth in the table and the footnotes to the table have been adjusted to reflect the one-for-two reverse stock split that was effected on March 2, 2010.

(2)	The percentages shown are based on 4,665,557 ordinary shares (excluding 5,400 ordinary shares held as treasury stock) issued and outstanding as of March 18, 2013.

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

(5)
Based upon a Schedule 13D filed by Mr. Roger Challen and The Info Group, Inc. with the SEC on September 6, 2012 and other information available to our company. The 1,087,308 ordinary shares are held of record by The Info Group, Inc., a Massachusetts corporation controlled by Mr. Roger Challen.  Accordingly, Mr. Roger Challen may be deemed to have the sole voting and dispositive power as to the ordinary shares held of record by The Info Group, Inc.

Stock Option Plans

2003 Israeli Share Option Plan

The 2003 Plan terminates in 2013 and no further options will be granted under this plan.  Options granted under the 2003 Plan are not assignable or transferable by an optionee, other than by will or by laws of descent and distribution, and during the lifetime of an optionee may be exercised only by the optionee or by the optionee’s legal representative.  Such options may be exercised as long as the optionee is employed by, or providing services to us or any of our affiliates, to the extent the options have vested.

During 2012, no options  were granted under the 2003 Plan and 41,250 options were exercised.  At December 31, 2012, options to purchase 131,750 ordinary shares were outstanding under the 2003 Plan, exercisable at an average exercise price of $1.86 per share.

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

The 2006 Plan will be administered by our Board of Directors or to the extent permitted by Israeli law, a Compensation Committee of our Board of Directors.  All references below to the “Committee” refer to the Board of Directors or compensation committee established by our Board of Directors, as applicable.  The Committee will have the authority, in its discretion, to establish from time to time guidelines or regulations for the administration of the 2006 Plan, to interpret the 2006 Plan, and to make all determinations it considers necessary or advisable for the administration of the 2006 Plan, in addition to the other responsibilities and powers assigned to the Committee in the 2006 Plan.  All decisions, actions or interpretations of the Committee under the 2006 Plan will be final, conclusive and binding upon all parties.

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

During 2012, no options were granted under the 2006 Plan and 120,000 options were exercised.  At December 31, 2012, options to purchase 145,000 ordinary shares were outstanding under the 2006 Plan, exercisable at an average exercise price of $1.55 per share.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth certain information as of March 18, 2013 regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares(2)
Chaim Mer and Dora Mer	1,092,497	(3)	23.4%
Roger Challen	1,087,308	(4)	23.3%
Isaac Ben-Bassat	344,607	(5)	7.4%
__________

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them. The number of ordinary shares beneficially owned set forth in the table and the footnotes to the table have been adjusted to reflect the one-for-two reverse stock split that was effected on March 2, 2010.

(2)	The percentages shown are based on 4,665,557 ordinary shares (excluding 5,400 ordinary shares held as treasury stock) issued and outstanding as of March 18, 2013.

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

(4)
Based upon a Schedule 13D filed by Mr. Roger Challen and The Info Group, Inc. with the SEC on September 6, 2012 and other information available to our company.  The Info Group, Inc. is a Massachusetts corporation controlled by Mr. Roger Challen.  Accordingly, Mr. Roger Challen may be deemed to have the sole voting and dispositive power of our ordinary shares held of record by The Info Group, Inc.

(5)
Based upon a Schedule 13D/A filed with the SEC on October 30, 2008 and other information available to our company.  Includes 29,584 ordinary shares owned of record by Mr. Ben-Bassat and 315,023 ordinary shares owned of record by Ron Dan Investments Ltd., a company controlled by Mr. Ben-Bassat.

Significant Changes in the Ownership of Major Shareholders

On August 29, 2012, Mr. Lior Salansky, who is also a director, filed a Schedule 13D/A with the SEC reflecting that he sold all the 554,281 ordinary shares held by him since 2008.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 18, 2013, there were 105 holders of record of our ordinary shares, of which 59 record holders holding approximately 71.1% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 23.3% of our outstanding ordinary shares as of such date).

B.            Related Party Transactions

C. Mer is a publicly traded company controlled by Mr. Mer, who has been the Chairman of its Board of Directors since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005.  Presently, the only service provided to us by C. Mer is our participation in its umbrella liability insurance coverage.  We believe that the terms under which C. Mer provides such participation to us is on a basis no less favorable than could be obtained from an unaffiliated third party.  In 2012, we engaged with Mer Telecom Ltd., a subsidiary of C. Mer, in a deployment of a Mobile Financial Services (MFS) solution for a customer in Africa in a managed service share model with a minimum total value of $460,000 over a three year period. The transaction was approved by our board of directors and we completed its deployment in 2013.

Mrs. Dora Mer, the wife of Chaim Mer, provided legal services to our company through the Israeli law firm of M. Firon & Co., Advocates and Notaries, until July 2011.  On April 2, 2008, our audit committee and Board of Directors approved our engagement of the services of Mrs. Dora Mer, for a monthly retainer in the amount of $5,000.  Mrs. Mer voluntarily reduced her monthly retainer to $4,250 from December 1, 2008 until February 28, 2010 and the monthly retainer was further reduced to $2,500 after March 1, 2010.

Beginning January 1, 2009 and as part of the acquisition of certain assets and liabilities of the telecommunications expense management solutions business of AnchorPoint (now known as The Info Group Inc.), Mr. Roger Challen, the controlling shareholder and chief executive officer of AnchorPoint, was employed by our company at an annual salary of $77,760.  We terminated such employment relationship effective as of June 30, 2011, and instead, our shareholders authorized his provision of consultancy services to us at a monthly cost of $2,000. As we did not enter into a consulting agreement with Mr. Challen, nor were consulting fees paid, our audit committee, Board of Directors and shareholders approved the payment of fees to him effective from January 1, 2012 and for the duration of his service as a non-employee director.  The fees are equivalent to the fees we pay to our other non-employee directors for their service in such capacity (an annual fee of $8,400 and a per meeting attendance fee of $300).  Mr. Challen also receives reimbursement of travel related expenses in connection with his attendance of Board of Directors’ meetings, pursuant to guidelines for reimbursement of director travel related expenses approved by our audit committee and Board of Directors.  In addition, since January 1, 2009 and as part of the acquisition of certain assets and liabilities of AnchorPoint’s TEM solutions, we also received certain services from Data Distributors, Inc., a company controlled by Mr. Challen.  These services include reimbursement for shared expenses, development and IT services, other administrative services and rental related fees.  These services were significantly reduced during 2011 and reduced further in 2012.  Expenses recognized with respect to the above mentioned services were approximately $272,000, $195,000 and $0 for the year ended December 31, 2010, 2011 and 2012, respectively. In addition, we rent from Mr. Challen an office in Powder Springs, Georgia, where we occupy approximately 4,800 square feet of space under a month-to-month lease, for a monthly rental fee of approximately $4,700. Mr. Challen is the controlling shareholder of the Info Group Inc., which is the beneficial owner of 23.3% of our ordinary shares.

On March 25, 2009, our audit committee and Board of Directors approved a transaction with Mer & Co. (1982) Ltd., or Mer & Co, a subsidiary of C. Mer that is an approved supplier of the Israeli Defense Forces.  According to the terms of the transaction, we sell our products to Mer & Co, which then represents us and resell our products to the Israeli Defense Forces.  For these services, we agreed to pay Mer & Co. 5% of the amounts we receive from the Israeli Defense Forces for our products; however, as of December 31, 2012, Mer & Co. has provided such services without any charge.

At our 2010 annual general meeting, our shareholders approved our assumption of certain costs for defending the patent infringement claim that was made by Asentinel against The Info Group Inc. and two other defendants. Subsequent to the filing of the complaint, we and our wholly-owned subsidiary, MTS Integratrak were also named as defendants. In December 2011, we settled the litigation and made a lump sum payment for past damages to Asentinel and Asentinel granted us a license to use certain of its patents in return for ongoing annual royalty payments for periods subsequent to January 1, 2012. The Info Group Inc. paid its portion of the settlement amount.

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.                      FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information

Financial Statements

See the consolidated financial statements, including the notes thereto included in Item 18.

Export Sales

See Note 12 of our consolidated financial statements.

Legal Proceedings

In April 2000, the tax authorities in Israel issued us a demand for a tax payment of approximately NIS 6.0 million for the 1997 to 1999 period.  We appealed to the Tel-Aviv District Court and in October 2012, the Court rendered its decision, according to which, our claims were partly accepted and partly rejected.  The assessment required us to increase the provision previously made in our financial statements.  In December 2012, we made an advance payment of NIS 4.5 million (approximately $1.2 million) to the tax authorities.  In February 2013, we received a formal final assessment from the tax authorities and paid the remaining amount due of approximately $240,000.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2012.

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

Year	High	Low
2012	$3.99	$1.37
2011	$2.14	$1.15
2010	$4.00	$0.60
2009	$4.78	$1.20
2008	$3.38	$1.50

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

	High	Low
2011
First Quarter	$2.14	$1.85
Second Quarter	$2.00	$1.25
Third Quarter	$1.50	$1.15
Fourth Quarter	$1.70	$1.18

2012
First Quarter	$2.14	$1.37
Second Quarter	$2.04	$1.50
Third Quarter	$3.30	$1.51
Fourth Quarter	$3.99	$2.50

2013
First Quarter (through March 18)	$5.49	$3.38

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

Month	High	Low
October 2012	$2.92	$2.50
November 2012	$3.53	$2.60
December 2012	$3.99	$3.25
January 2013	$4.43	$3.42
February 2013	$5.18	$4.70
March 2013 (through March 18)	$5.49	$4.32

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

The Powers of the Directors

Under the provisions of the Israeli Companies Law and our Articles of Association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested, unless the majority of the Board of Directors or relevant committee, as the case may be, has a personal interest in the transaction.  In addition, our directors cannot approve compensation to themselves or any members of their body without the approval of our compensation committee and our shareholders at a general meeting.  See Item 6C. “Directors, Senior Management and Employees – Board Practices – Compensation Committee.”

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

Pursuant to our Articles of Association, our directors (other than outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected.  All the members of our Board of Directors (except the outside directors who generally have a limitation of three three-year terms) may be reelected upon completion of their term of office.  For information regarding the election of outside directors, see Item 6C. “Directors, Senior Management and Employees – Board Practices – Election of Directors - Outside and Independent Directors - Outside Directors.”

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

Changing Rights Attached to Shares

According to our Articles of Association, in order to change the rights attached to any class of shares, unless otherwise provided by the terms of the class, such change must be adopted by a general meeting of the shareholders and by a separate general meeting of the holders of the affected class with a majority of 75% of the voting power participating in such meeting and voting on the matter.

Annual and Extraordinary Meetings

Under the Israeli Companies Law a company must convene an annual meeting of shareholders at least once every calendar year and within 15 months of the last annual meeting.  Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required.  Our board of directors may, in its discretion, convene additional meetings as “special general meetings.”   In addition, the board must convene a special general meeting upon the demand of two of the directors or 25% of the directors, one or more shareholders holding at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders holding at least 5% of the voting power in the company.  See Item 10B. “Additional Information - Memorandum and Articles of Association - Rights Attached to Shares - Voting Rights.”

Limitations on the Rights to Own Securities in Our Company

Neither our memorandum of association or our articles of association nor any applicable law restrict in any way the ownership or voting of shares by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

Tender Offer.  A person wishing to acquire shares, or any class of shares, of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital, or a class of shares, is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the remaining issued and outstanding shares of the company, or the class of shares, as the case may be.  Such a tender offer is deemed accepted and all of the shares the acquirer offered to purchase are transferred to it by operation of law if either: (i) holders of less than 5% of the outstanding shares do not accept the tender offer and more than half of the offerees who do not have a personal interest in accepting the tender offer accepted it, or (ii) holders of less than 2% of the outstanding shares do not accept the tender offer.  However, the shareholders may petition the court to determine that the consideration for the acquired shares is less than the shares’ fair value and that the acquiring party should pay the shares’ fair value.  If the tender offer is not accepted, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would own over 90% of the company’s issued and outstanding share capital, or of the relevant class of shares.

The Israeli Companies Law further provides that an acquisition of shares of a public company be made by means of a tender offer if as a result of the acquisition the purchaser would become the holder of a "control block".  Under the Israeli Companies Law shares conferring 25% or more of the voting rights in the company constitute a ”control block".  The requirement for a tender offer does not apply if there is already another holder of a control block.  Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the acquirer would hold more than 45% of the voting rights in the company, unless there is another person holding more than 45% of the voting rights in the company.  These requirements do not apply if:

•
the acquisition was made in a private placement the object of which was to confer to the acquiring party a "control block" where there is no holder of a "control block", or to confer to the acquiring party 45% of the voting rights in the company where there is no holder of 45% of the voting rights in the company, and the private placement received the general meeting’s approval; or

•	the acquisition was from the holder of a "control block" and resulted in a person becoming the holder of a "control block;" or

•	the acquisition was from a shareholder holding more than 45% of the voting rights in the company and resulted in a person becoming a holder of more than 45% of the voting rights in the company.

Merger.  The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, except under certain circumstances specified below, by the majority of each party’s shares voted on the proposed merger at a shareholders meeting convened upon prior notice of at least 35 days (which may be shortened to 14 days in certain circumstances).  The Israeli Companies Law provides that a company that was incorporated prior to the enactment of the Israeli Companies Law, such as us, will be deemed to have a provision in its articles of association requiring a majority of 75% of the shareholders participating and voting on the matter for purposes of approval of a merger. A merger is defined as the transfer of all assets and liabilities, including conditional, future, known and unknown debts of the target company to the surviving company, as a result of which the target company is liquidated, and stricken out of the Companies Register.

Under the Israeli Companies Law, if one of the merging companies, or a shareholder that holds 25% or more of the means of control of one of the merging companies, or a 25% shareholder, holds shares of the other merging company, then a dissenting vote of holders of the majority of the shares of the other merging company present and voting, excluding shares held by the merging company or a 25% shareholder thereof, or by anyone acting on behalf of either of them, their relatives and corporations controlled by them, is sufficient to reject the merger transaction.  Means of control are defined as any of the following: (i) the right to vote at a general meeting of a company; and (ii) the right to appoint a director of a company.  If the transaction would have been approved but for the exclusion of the votes as previously indicated, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of the company.  The court will not approve a merger unless it is convinced that the merger is fair and reasonable, taking into account the values of the merging companies and the consideration offered to the shareholders.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merged company.  In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days have passed from the date that shareholder approval of both merging companies was obtained.

Notwithstanding the foregoing, a merger is not subject to the approval of the shareholders of the target company if the target company is a wholly-owned subsidiary of the surviving company.  In addition, a merger is not subject to the approval of the shareholders of the surviving company if:

•	the merger does not require the alteration of the memorandum or articles of association of the surviving company;

•
the surviving company would not issue more than 20% of the voting rights thereof in the course of the merger and no person will become, as a result of the issuance, a controlling shareholder of the surviving company (for this purpose any securities convertible into shares of the surviving company that such person holds or that are issued to him in the course of the merger are deemed to have been converted or exercised);

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

C.            Material Contracts

In October 2012, we entered into a second amendment to the hosted billing services agreement we signed on August 12, 2009 with Simple Mobile, a Nevada limited liability company, extending the term of the original agreement through December 31, 2013 and amending the Service level Agreement.    According to the amendment, we will continue to provide hosted services to Simple Mobile during the renewal term, subject to a minimum monthly payment of $300,000.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to "Corporate Tax" at their taxable income.  The Israeli corporate tax rate was 25% in 2010, 24% in 2011 and 25% in 2012.  Under the Law for Tax Burden Reform (Legislative Amendments), 2011, the corporate tax rate is scheduled to remain at 25% in 2013 and thereafter.  In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

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

Taxable income of a company derived from an approved enterprise is subject to corporate tax at the maximum rate of 25% (rather than the regular corporate tax rate) for the benefit period.  This period is ordinarily seven years (or 10 years if the company qualifies as a foreign investors’ company as described below) commencing with the year in which the approved enterprise first generates taxable income, and is limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier, referred to as “the years limitation.”  Tax benefits under the Investments Law also apply to income generated from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business.  The Investment Law also provides that a company that has an approved enterprise within Israel will be eligible for a reduced tax rate and is entitled to claim accelerated depreciation on buildings, machinery and equipment used by the approved enterprise during the first five years of use.

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

In the past, we received funding from the Office of the Chief Scientist for selected research and development projects.  In 2008 and 2009, we received the approval of the Office of the Chief Scientist for new research and development grants in the aggregate amount of $158,000 and $304,000, respectively.  We did not receive any approval of the Office of the Chief Scientist for new research and development grants in 2010, 2011 and 2012.  See Item 5C. “Operating and Financial Review and Prospects - Research and Development” for additional details on the grants that we have received and our contingent liability to the Office of the Chief Scientist.

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

Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder after December 31, 2012, will be subject to tax at a reduced maximum tax rate of 20 percent. The rate reduction does not apply to dividends received from passive foreign investment companies, see discussion below.  Distributions taxable as dividends paid on the ordinary shares should qualify for the 20 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the "Treaty") or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met.  We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States.  However, no assurance can be given that the ordinary shares will remain readily tradable.  The rate reduction does not apply unless certain holding period requirements are satisfied.  With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.  The rate reduction also does not apply in respect of certain hedged positions or in certain other situations.  The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate.  U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

Passive Foreign Investment Companies

There is a substantial risk that we may become a PFIC, for U.S. federal income tax purposes.  Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. Holders of our ordinary shares and may cause a reduction in the value of such shares.

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income.  As a result of our relatively substantial cash position at the time, we believe that we were a PFIC in certain periods in the past under a literal application of the asset test described above, which looks solely to the market value of our assets.  We do not believe that we were a PFIC in 2012.  Certain U.S. holders may have been eligible to elect to be treated as if they had sold their ordinary shares when we ceased to be a PFIC.  Any holders who validly made such an election will not be treated as holding shares in a PFIC unless we again become a PFIC at a future time.  U.S. Holders who held our ordinary shares during any period when we were a PFIC will generally be subject to the tax treatment described below, even in years when we are not classified as a PFIC.

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

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and

•	you may be required to file IRS Form 8621 with your income tax return.

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

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains.

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

U.S. individuals that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file Form 8938 with their U.S. Federal income tax return. Such form requires disclosure of information concerning such foreign assets, including the value of the assets. Failure to file the form when required is subject to penalties. An exemption from reporting applies to foreign assets held through a U.S. financial institution, generally including a non- U.S. branch or subsidiary of a U.S. institution and a U.S. branch of a non- U.S. institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in ordinary shares.

Any U.S. holder who holds 10% or more in vote or value of our ordinary shares may be subject to certain additional United States information reporting requirements.

F.             Dividend and Paying Agents

Not applicable.

G.            Statement by Experts

Not applicable.

H.            Documents on Display

We are subject to certain of the reporting requirements of the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act.  As a foreign private issuer, we are exempt from certain provisions of the Exchange Act.  Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  However, we file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm.  We also submit to the SEC reports on Form 6-K containing (among other things) press releases and unaudited financial information.  We post our annual report on Form 20-F on our website (www.mtsint.com) promptly following the filing of our annual report with the SEC.  The information on our website is not incorporated by reference into this annual report.

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the SEC public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.  The Exchange Act file number for our SEC filings is 0-28950.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

The documents concerning our company that are referred to in this annual report may also be inspected at our offices located at 14 Hatidhar Street, Ra’anana 43665, Israel.

I.              Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Exposure to Market Risks

We may be exposed to a variety of risks, including changes in interest rates affecting primarily interest received on short-term deposits and foreign currency fluctuations.  In 2012, our principal market risk was our exposure to currency exchange fluctuations.  We attempt to limit our exposure to currency exchange rate risk by using various hedging techniques, including forward and option contracts.  However, we cannot eliminate the effects of currency fluctuations altogether.  Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.

Foreign Currency Exchange Risk

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

As of December 31, 2012, we had outstanding call and put option contracts in the amount of $2.1 million.  These contracts are for periods of up to seven months.  Our accumulated other comprehensive income as of such date does not include any unrealized gain on the call and put option contracts.  In 2012, we entered into forward, call and put option contracts, in the amount of $3.75 million that converted a portion of our floating currency liabilities to a fixed rate basis, thus reducing the impact of the currency changes on our cash flows.  The purpose of our foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates . Changes in the fair value of put option contracts are reflected in our consolidated statements of operations as financial income or expense. In 2012, we recorded financial income of approximately $60,000 with respect to the above transactions in our consolidated statements of operations.

We have operations in several countries in connection with the sale of our products.  A substantial portion of our sales and expenditures are denominated in dollars.  We have mitigated, and expect to continue to mitigate, a portion of our foreign currency exposure through salaries, marketing and support operations in which all costs are local currency based.  As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the Euro and NIS).  A hypothetical 10% movement in foreign currency rates (primarily the Euro and NIS) against the dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in expected 2013 sales revenues of approximately $150,000 and on the other hand a decrease or increase in expected 2013 expenses of approximately $300,000.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.                    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.  Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F.  Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2012, our internal control over financial reporting was effective.

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

ITEM 16.                   [RESERVED]

ITEM 16A.                 AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Yaacov Goldman, an independent director, meets the definition of an audit committee financial expert, as defined by rules of the SEC.

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

	Year Ended December 31,
Services Rendered	2011	2012
Audit (1)	$90,000	$91,000
Audit Related	$0	$0
Tax	$0	$0
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

Neither we nor any affiliated purchaser has purchased any of our ordinary shares during 2012.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules.  A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ rules must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  We have provided NASDAQ with notices of non-compliance with respect to the following NASDAQ rules:

•
The requirement to maintain a majority of independent directors, as defined under the NASDAQ Marketplace Rules.  Instead, under Israeli law and practice, we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors.  In addition, in accordance with the rules of the SEC and NASDAQ, we have the mandated three independent directors, as defined by the rules of the SEC and NASDAQ, on our audit committee.  See Item 6C. “Directors, Senior Management and Employees - Board Practices - Outside and Independent Directors.”

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

ITEM 16H.                 MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.                    FINANCIAL STATEMENTS

No applicable.

ITEM 18.                    FINANCIAL STATEMENTS

Consolidated Financial Statements

Index to Consolidated Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 -F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Comprehensive Income	F-6
Consolidated Statements of Changes in Shareholders’ Equity	F-7 - F-8
Consolidated Statements of Cash Flows	F-9 - F-10
Notes to Consolidated Financial Statements	F-11 - F - 42

ITEM 19.                    EXHIBITS

Exhibit	Description

1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant (1)

1.3	Amendment to Articles of Association of the Registrant (2)

2.1	Specimen of Ordinary Share Certificate (1)

4.1	2003 Israeli Share Option Plan (3)

4.2	2006 Stock Option Plan (4)

4.3	Amendment No. 1 to the Billing Hosted Services Agreement with Simple Mobile LLC dated August 4, 2011 (5)

4.4	Amendment No. 2 to the Billing Hosted Services Agreement with Simple Mobile LLC dated October 1, 2012

8.1	List of Subsidiaries of the Registrant

11.1	Code of Ethics (3)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Label Linkbase Document

101.PRE*	XBRL Taxonomy Presentation Linkbase Document

_____________
*
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-1, registration number 333-05814, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(2)	Filed as Exhibit 1.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009, and incorporated herein by reference.

(3)	Filed as an Exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.

(4)	Filed as Appendix B to Item 1 of the Registrant’s Report on Form 6-K for the month of June 2006 submitted on June 23, 2006, and incorporated herein by reference.

(5)	Filed as Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011, and incorporated herein by reference.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MER TELEMANAGEMENT SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of Mer Telemanagement Solutions Ltd. ("the Company") and its subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of operations, changes in shareholders' equity, statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2011 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 20, 2013	A Member of Ernst & Young Global

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2011	2012

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,269	$4,190
Restricted cash	45	38
Marketable securities (Note 3)	127	139
Trade receivables (net of allowance for doubtful accounts of $ 37 and $ 46 at December 31, 2011 and 2012, respectively)	854	1,066
Deferred income taxes (Note 9d)	-	371
Other accounts receivable and prepaid expenses (Note 4)	93	175

Total current assets	4,388	5,979

LONG-TERM ASSETS:
Lease deposits	6	4
Deferred income taxes (Note 9d)	31	-
Severance pay fund	619	658

Total long-term assets	656	662

PROPERTY AND EQUIPMENT, NET (Note 5)	161	245

OTHER ASSETS:
Intangible assets, net (Note 6a)	1,050	759
Goodwill	3,479	3,479

Total other assets	4,529	4,238

Total assets	$9,734	$11,124

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands ((except share and per share data)

	December 31,
	2011	2012

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$326	$279
Accrued expenses and other liabilities (Note 7)	2,354	2,393
Deferred revenues	2,025	1,648
Liabilities of discontinued operations (Note 1a)	435	435

Total current liabilities	5,140	4,755

LONG-TERM LIABILITIES:
Accrued severance pay	762	800

COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)

SHAREHOLDERS' EQUITY (Note 11):
Share capital -
Ordinary shares of NIS 0.01 par value - Authorized: 12,000,000 shares at December 31, 2011 and 2012; Issued: 4,464,457 at December 31, 2011 and 4,625,707 at December 31, 2012; Outstanding: 4,459,057 shares at December 31, 2011 and 4,620,307 at December 31, 2012	13	13
Additional paid-in capital	19,773	20,120
Treasury shares (5,400 Ordinary shares at December 31, 2011 and 2012)	(29)	(29)
Accumulated other comprehensive loss	(19)	5
Accumulated deficit	(15,906)	(14,540)

Total shareholders' equity	3,832	5,569

Total liabilities and shareholders' equity	$9,734	$11,124

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2010	2011	2012
Revenues (Note 12):
Product sales	$4,409	$3,828	$3,665
Services	7,230	8,175	9,461

Total revenues	11,639	12,003	13,126

Cost of revenues:
Product sales	1,508	1,105	1,154
Services	2,693	2,836	3,340

Total cost of revenues	4,201	3,941	4,494

Gross profit	7,438	8,062	8,632

Operating expenses:
Research and development, net	1,547	1,909	1,329
Selling and marketing	2,584	1,905	2,457
General and administrative	3,016	3,847	2,804

Total operating expenses	7,147	7,661	6,590

Operating income	291	401	2,042
Financial income, net	-	2	60
Capital gain on sale of investment in affiliate	-	78	-

Income before taxes on income	291	481	2,102
Taxes on income, net (Note 9)	47	10	736

Net income from continuing operations	244	471	1,366

Net loss from discontinued operations	(68)	(84)	-

Net income	$176	$387	$1,366

Net earnings per share:
Basic and diluted net earnings per Ordinary share from continuing operations	$0.05	$0.11	$0.30
Basic and diluted net loss per Ordinary share from discontinued operations	$(0.01)	$(0.02)	$-
Basic and diluted net income per share	$0.04	$0.09	$0.30
Weighted average number of Ordinary shares used in computing basic net earnings per share	4,459,057	4,459,057	4,478,677
Weighted average number of Ordinary shares used in computing diluted net earnings per share	4,459,057	4,459,057	4,531,384

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

 U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2010	2011	2012

Net income	$176	$387	$1,366

Other comprehensive income:

Change in foreign currency translation adjustments	-	16	10

Available-for-sale investments:

Change in net unrealized gains (losses)	(27)	(31)	14

Other comprehensive income	(27)	(15)	24

Comprehensive income	$149	$372	$1,390

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

 U.S. dollars in thousands (except share data)

				Additional		Accumulated other		Total
	Share capital			paid-in	Treasury	comprehensive	Accumulated	shareholders'
	Number	Amount		capital	shares	income (loss)	deficit	equity

Balance as of January 1, 2010	4,458,976	$13		$19,577	$(29)	$23	$(16,469)	$3,115

Issuance of shares	81	*	) -	-	-	-	-	*) -
Stock-based compensation related to options issued to employees	-	-		99	-	-	-	99
Other comprehensive loss:
Unrealized losses of available-for-sale marketable securities, net	-	-		-	-	(27)	-	(27)
Total other comprehensive loss
Net income	-	-		-	-	-	176	176

Total comprehensive income

Balance as of December 31, 2010	4,459,057	13		19,676	(29)	(4)	(16,293)	3,363

Stock-based compensation related to options issued to employees	-	-		65	-	-	-	65
Stock-based compensation related to options issued to non employees				2				2
Transaction with principal shareholder	-	-		30	-	-	-	30
Other comprehensive loss:
Unrealized losses of available-for-sale marketable securities, net	-	-		-	-	(31)	-	(31)
Foreign currency translation adjustments						16		16
Net income	-	-		-	-	-	387	387

Total comprehensive income

Balance as of December 31, 2011	$4,459,057	$13		$19,773	$(29)	$(19)	$(15,906)	$3,832

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

				Additional		Accumulated other		Total
	Share capital			paid-in	Treasury	comprehensive	Accumulated	shareholders'
Cont.	Number	Amount		capital	shares	income (loss)	deficit	equity

Balance as of December 31, 2011	4,459,057	$13		$19,773	$(29)	$(19)	$(15,906)	$3,832

Stock-based compensation related to options issued to employees	-	-		41	-	-	-	41
Stock-based compensation related to options issued to non employees	-	-		3	-	-	-	3
Exercise of stock options	161,250	*	) -	303	-	-	-	303
Other comprehensive loss:
Unrealized gains of available-for-sale marketable securities, net	-	-		-	-	14	-	14
Foreign currency translation adjustments	-	-		-	-	10	-	10
Net income	-	-		-	--	-	1,366	1,366

Total comprehensive income

Balance as of December 31, 2012	4,620,307	$13		$20,120	$(29)	$5	$(14,540)	$5,569

Accumulated foreign currency translation adjustments as of December 31, 2012						$5

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

 U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012
Cash flows from operating activities:

Net income	$176	$387	1,366
Net loss from discontinued operations	68	84	-

Net income from continuing operations	244	471	1,366

Adjustments required to reconcile net income from continuing operations to net cash provided by (used in) operating activities:

Loss (gains) on sale of available-for-sale marketable securities	(38)	(2)	6
Capital gain on sale of investment	-	(78)	-
Depreciation and amortization	489	447	393
Deferred income taxes, net	2	2	(340)
Employees and non-employees stock-based compensation	99	67	44
Transaction with principal shareholder	-	30	-
Accrued severance pay, net	(51)	(110)	(1)
Decrease (increase) in trade receivables, net	(470)	397	(212)
Decrease (increase) in other accounts receivable and prepaid expenses	233	76	(178)
Change in lease deposits *)	6	24	2
Increase (decrease) in trade payables	(106)	21	(47)
Increase (decrease) in accrued expenses and other liabilities	(184)	269	144
Decrease in deferred revenues	(289)	(427)	(377)
Increase (decrease) in restricted cash	-	(45)	7

Net cash provided by (used in) operating activities from continuing operations	(65)	1,142	807

Cash flows from investing activities:

Proceeds from sale of affiliate	-	90	-
Purchase of property and equipment	(87)	(87)	(188)
Proceeds from sale of property and equipment	-	9	2
Investment in available-for-sale marketable securities	(170)	(49)	(74)
Proceeds from sale of available-for-sale marketable securities	261	40	71
Loans granted to employees	12	-	-

Net cash provided by (used in) investing activities	16	3	(189)

*) Reclassified

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

 U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012
Cash flows from financing activities:

Proceeds from exercise of stock options	-	-	303

Net cash provided by financing activities	-	-	303

Increase (decrease) in cash and cash equivalents	(49)	1,145	921
Cash and cash equivalents at the beginning of the year	2,173	2,124	3,269

Cash and cash equivalents at the end of the year	$2,124	$3,269	$4,190

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Income taxes	$15	$8	$1,210

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.
Mer Telemanagement Solutions Ltd. ("the Company" or "MTS") was incorporated on December 27, 1995. MTS and its subsidiaries ("the Group") is a worldwide provider of Telecom Expense Management (TEM), Mobile Virtual Network Enabler and Mobile Money services and solutions.

The Company's wholly-owned subsidiaries in the United States and Hong Kong, namely, MTS IntegraTRAK Inc. and MTS Asia Ltd., respectively, act as marketing and customer service organizations in those countries.

In March 2009, the Company discontinued the operations of TABS Brazil Ltda. its wholly owned subsidiary in Brazil, and its results of operations were classified as discontinued operations in the statement of operations. There are no assets from discontinued operations as of December 31, 2011 and 2012.

The summarized results of operations for TABS Brazil Ltda. for the years ended December 31, 2010, 2011 and 2012, which were reported separately as discontinued operations in the consolidated statements of income, are as follows:

	Year ended December 31,
	2010	2011	2012

Revenues	$-	$-	$-
Total operating expenses	68	84	-

Operating loss	(68)	(84)	-

Net loss from discontinued operations	$(68)	$(84)	$-

Basic and diluted net loss per Ordinary share from discontinued operations	$(0.01)	$(0.02)	$-

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

The Company markets its products worldwide through original equipment manufacturer ("OEM")distribution channels, its direct sales force in the United States, Israel and Hong Kong, and through a network of local distributors in these and various other countries.  The Company is highly dependent on a US based mobile virtual network operator ("MVNO") and upon the active marketing and distribution of its products by OEMs. If the Company is unable to effectively manage and maintain this MVNO and the relationship with its OEMs, the Company's results of operations and financial position could be materially adversely affected.

The Company's shares are listed for trade on the NASDAQ Capital Market under the symbol "MTSL".

Revenues from a major customer accounted for 13%,16% and 23% of total revenues for the years ended December 31, 2010, 2011and 2012, respectively.

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

The majority of the revenues of the Group are generated in or linked to the U.S. dollar ("dollar"). In addition, a substantial portion of the Company's and certain of its subsidiaries' costs are incurred in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

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

For those foreign subsidiaries and affiliates, whose functional currency has been determined to be their local currency, assets and liabilities are translated at the year- end exchange rates and statements of operations items are translated at the average exchange rate prevailing during the period. The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Group. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

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

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2011 and 2012, no impairment losses were identified.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350,"Intangibles—Goodwill and Other" goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The Company operates in two reporting units: Enterprise and Service providers. As determined in previous years all goodwill balance is assigned to the Enterprise reporting unit.

The Company performs its annual impairment tests during the fourth quarter of each year. In 2010 and 2011 no impairment losses were identified.

In September 2011, the FASB issued ASU 2011-08 which amends the rules for testing goodwill for impairment. Under the new rules, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.

The Company adopted the provisions of ASU 2011-08 for the Company's annual impairment test of 2012. This analysis determined that no indicators of impairment existed. The Company performed annual impairment tests during the fourth quarter of each of 2010, 2011 and 2012 and did not identify any impairment losses.

The Company performed its annual impairment qualitative assessment as of September 30, 2012. In addition, for the period from September 30, 2012 until December 31, 2012, no events occurred or circumstances changed that reduced the fair value of the reporting unit below its carrying value. During 2010, 2011 and 2012, no impairment losses were identified.

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

The Company's intangible assets were all acquired during the Company's historical acquisitions.

Developed technology is amortized over a period of four-to-eight years, customer relationships are amortized over a period of six to eight years and brand names are amortized over a period of eleven years. During 2010, 2011 and 2012, no impairment losses were identified.

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

Severance expense for the years ended December 31, 2010, 2011 and 2012 amounted to approximately $ 136, $ 155 and $ 165, respectively.

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

The Company has immaterial number of multiple element arrangements, therefore no VSOE is established.

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

Revenues from billing software products which involve significant customization of the Company's software to customer specifications are recognized in accordance with ASC 605-35, using contract accounting on a percentage of completion method, over the period from the delivery of the license to customer acceptance in accordance with the "Input Method". The amount of revenue recognized is based on the total arrangement and the percentage of completion achieved. The percentage of completion is measured by monitoring progress using records of actual costs incurred to date in the project compared with the total estimated project costs. Estimates of total project costs are based on prior experience of customization, delivery and acceptance of the same or similar technology and are reviewed and updated regularly by management.

After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2010, 2011 and 2012, no such estimated losses were identified.

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

Royalty-bearing grants from the Government of Israel for funding certain approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and recorded as a deduction of research and development costs. The Company recorded grants in the amount of $ 216 and $ 10 for the years ended December 31, 2010 and 2011, respectively. The Company did not receive a grant during the year ended December 31, 2012.

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

ASC 718 requires companies to estimate the fair value of stock-based awards on the date of grant using an option-pricing model, where applicable. Stock-based compensation expense recognized in the Company's consolidated statements of operations for 2010, 2011and 2012 include compensation expense for stock-based awards granted based on the grant date fair value estimated in accordance with the provisions of ASC 718.

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

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option pricing model ("Black-Scholes"). No options were granted during 2012. The fair value for options granted in 2010 and 2011 was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions.

	Year ended December 31,
Employee stock options	2010	2011	2012

Expected volatility (1)	94.5%	100%-101.4%	-
Risk-free interest (2)	1.0%	0.37%-0.41%	-
Dividend yield (3)	0%	0%	-
Expected life (years) (4)	3.75	3.75	-

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

Assets measured at fair value under ASC 820 on a recurring basis as of December 31, 2012 were presented in the Company's consolidated balance sheet as follows:

	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Marketable securities	$139	$139	$-	$-

t.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, trade receivables, and restricted marketable securities.

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

The customers of the Company are located mainly in the United States (see Note 12). The Company performs ongoing credit evaluations of its customers. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection according to management estimates.

The Company's restricted marketable securities include investments in equity securities and Israeli government securities. Management believes that the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities. The Company has no off-balance-sheet concentrations of credit risk.

u.	Basic and diluted net earnings (loss) per share:

The Company accounts for net earnings (loss) per share based on ASC 260, "Earning Per Share", which requires companies to compute both basic and diluted earnings per share, and to disclose the methodology used for the calculations. Basic earnings per share are calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share are computed on the basis of the weighted average number of shares outstanding and the effect of their dilutive potential during the period.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Basic net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. In 2010 and 2011 all outstanding stock options were excluded from the calculation of the diluted net earnings (loss) per ordinary share since those options were anti-dilutive for the period. In 2012, 52,707 options have been included in the calculation of the diluted net earnings per Ordinary Share, the effect on the above-mentioned amount was immaterial.

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

During 2010, 2011 and 2012, the Company entered into forward, call and put option contracts in the aggregated notional amount of $ 3,800, $ 5,350 and $ 3,750, respectively, that converted a portion of its floating currency liabilities to a fixed rate basis, thus reducing the impact of the exchange rate fluctuations on the Company's cash flow. In 2010, 2011 and 2012, the Company recorded a profit of $ 11, an expense of $ 10 and a profit of $ 60, respectively, with respect to the above transactions, presented in the statements of operations as financial expense, net.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC topic 220, "Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in stockholders' equity during the period except those resulting from investments by, or distributions to, stockholders. In May 2011, the FASB issued guidance that changed the requirement for presenting "Comprehensive Income" in the consolidated financial statements. The update requires an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. The Company adopted this new guidance on January 1, 2012 and elected to present the comprehensive income in two separate but consecutive statements.

x.	Reclassification:

Certain amounts in prior years' statement of cash flows have been reclassified to conform to the current year's presentation. In prior years changes in lease deposits was presented as investing activities. The reclassification had no effect on previously reported net income, equity or cash flows.

y.	Impact of recently issued accounting standards

In February 2013, the FASB issued ASU No. 2013-02, "Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income”. Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of Accumulated Other Comprehensive Income ("AOCI") by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. ASU 2013-02 is effective for the Company as of January 1, 2013. Since this standard only impacts presentation and disclosure requirements, its adoption will not have a material impact on the Company's consolidated results of operations or financial condition.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-          MARKETABLE SECURITIES

The following is a summary of the Company's accumulated gross unrealized gains/ losses from investment in marketable securities as of December 31, 2012:

	December 31, 2011				December 31, 2012
	Amortized	Gross unrealized	Gross unrealized	Fair market	Amortized	Gross unrealized	Gross unrealized	Fair Market
	cost	gains	losses	value	cost	gains	losses	Value
Available-for-sale:

Equity securities	$41	$1	$10	$32	$81	$4	$7	$78
Corporate bonds	97	2	7	92	47	2	-	49
Israeli Government debt	3	-	-	3	11	1	-	12

	$141	$3	$17	$127	$139	$7	$7	$139

The net realized gains and (losses) on sales of available-for-sale securities of $ 39, $ 2 and $ (6) in 2010, 2011 and 2012, respectively, were recorded in financial income.

The amortized cost and fair value of debt and securities as of December 31, 2011 and 2012, by contractual maturity, are shown below:

	December 31, 2011		December 31, 2012
	Amortized cost	Fair market value	Amortized cost	Fair market value

Matures up to one year	$-	$-	$51	$54
Matures after one year through five years	59	56	41	42
Matures after five years	41	39	14	16
Equity securities - no definite maturity date	41	32	33	27

Total	$141	$127	$139	$139

The marketable securities are restricted in order to secure the Company's obligations under an office lease (see Note 8).

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2011	2012

Government authorities	$8	$32
Prepaid expenses	18	23
Lease deposits	55	53
Related parties	-	10
Inventories	5	15
Others	7	42

	$93	$175

NOTE 5:-	PROPERTY AND EQUIPMENT

	December 31,
	2011	2012
Cost:

Computers and peripheral equipment	$567	$752
Office furniture and equipment	184	185
Leasehold improvements	50	50

	801	987
Accumulated depreciation	640	742

Depreciated cost	$161	$245

The depreciation expense for the years ended December 31, 2010, 2011 and 2012 amounted to $ 97, $ 82 and $ 102, respectively.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	INTANGIBLE ASSETS

a.	Intangibles consist of the following:

	December 31,
	2011	2012
Cost:

Development technology	$2,170	$2,170
Customer relationships	1,015	1,015
Brand name	229	229

	3,414	3,414
Accumulated amortization:

Development technology	1,525	1,675
Customer relationships	776	897
Brand name	63	83

	2,364	2,655

Amortized cost	$1,050	$759

b.	Amortization expense amounted to $ 392, $ 365 and $ 291 for the years ended December 31, 2010, 2011 and 2012, respectively.

c.	Estimated amortization expense for:

Year ended December 31,

2013	190
2014	177
2015	167
2016	161
2017-2019	64

759

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2011	2012

Employees and payroll accruals	$671	$1,125
Institutions and income tax payable	469	353
Accrued expenses	898	832
Related parties	316	83

	$2,354	$2,393

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.
Lease commitments:

The Company and its subsidiaries lease office space and motor vehicles through operating leases. The facilities of the Company and its subsidiaries are leased for periods ending February 2015. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2012 are as follows:

2013	$270
2014	173
2015	19

$462

Lease expenses for the years ended December 31, 2010, 2011 and 2012 were approximately $ 873, $ 573 and $ 462, respectively.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-          COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Royalty commitments:

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

As of December 31, 2012, the Company had a contingent liability to pay royalties in the amount of approximately $ 8,773 plus interest for grants received after January 1999.

The Company has paid or accrued royalties in its cost of revenues relating to the repayment of such OCS grants in the amount of $ 242, $ 219 and $ 200 for the years ended December 31, 2010, 2011 and 2012, respectively.

c.	Claims and demands:

1.
In April 2000, the Israeli Tax Authorities (the "ITA") issued to the Company a demand for a tax payment, for the period of 1997-1999, in the amount of approximately NIS 6,000 ($ 1,607as of December 31, 2012).

In October 2012, the Tel Aviv District Court rendered its decision, according to which, the Company's claims were partly accepted and partly denied.  According to the court ruling and the final assessment letter from the ITA, the Company had to pay approximately $ 1,430, of which $ 240 was paid subsequent to the year end. A related provision has been recorded on the balance sheet as part of the accrued expenses line item. See also note 9.

2.	Claims related to discontinued operations:

a)
The Company is a party to various other claims that arise in the ordinary course of business. Accordingly, the Company recorded a provision of approximately $ 280 in respect of such claims in accordance with ASC 450, "Contingencies", based on the opinion of Company's management and its legal advisors.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b)
During August 2007, TABS Brazil was ordered by the Labor Law Court in Brazil to pay approximately $ 90 to one of its former employees. Such amount bears a 1% interest rate per month from the date that the claim was filed. The Company recorded a provision in its financial statements for the total amount of the claim.

As of December 31, 2012 total claims related to discontinued operations amounted to $ 435.

3.
In September 2010, Asentinel LLC ("Asentinel"), a competitor of the Company, filed a patent infringement complaint against AnchorPoint (now known as The Info Group Inc.), from whom we purchased certain assets in December 2008, and two other defendants, in the United States District Court for the Western District of Tennessee.  The plaintiff subsequently filed a motion for leave to file an amended complaint to add the Company and its U.S. subsidiary, MTS IntegraTRAK, as defendants, which motion was granted on March 23, 2011. On December 2, 2011 the Company entered into a settlement agreement with Asentinel, according to which the Company made a lump sum payment for the alleged past damages, which was expensed in 2011, and Asentinel granted the Company a license to use certain of its patents in return for ongoing annual royalty payments for periods subsequent to January 1, 2012. During 2012 the Company recorded in cost of revenues total expenses with respect to Asentinel royalties in the amount of $ 54.

4.
The Israeli Government, through the Fund for Encouragement of Marketing Activities, awarded C. Mer Industries Ltd., a related party of the Company grants for participation in foreign marketing expenses, partially related to the Company's marketing activities for the years 1996 - 1998. During 2012 the Company received through an affiliated company a demand with respect to the above-mentioned. As of December 31, 2012, the Company made a provision in the amount that was considered probable.

d.	Guarantees:

The Company provided a bank guarantee in the amount of $ 68 to secure its obligations under one of its lease agreements, see also Note 3.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-           TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rates:

The Israeli corporate tax rate was 25% in 2010, 24% in 2011 and 25% in 2012.

On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Law") which, among others, canceled effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Law also increased the corporate tax rate to 25% in 2012. In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

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

Another condition for receiving the benefits under the alternative track is a minimum qualifying investment. This condition requires an investment in the acquisition of productive assets such as machinery and equipment which must be carried out within three years. The minimum qualifying investment required for setting up a plant is NIS 300. As for plant expansions, the minimum qualifying investment is the higher of NIS 300 and an amount equivalent to the "qualifying percentage" of the value of the productive assets. Productive assets that are used by the plant but not owned by it will also be viewed as productive assets. The Company was eligible under the terms of minimum qualifying investment and elected 2008 as its "year of election".

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

NOTE 9:-          TAXES ON INCOME (Cont.)

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

The above benefits are contingent upon the fulfillment of the conditions stipulated by the Investment Law, regulations published there-under and the letters of approval for the investments in the approved enterprises, as above. Non-compliance with the conditions may cancel all or part of the benefits and refund of the amount of the benefits, including interest. Management believes that the Company is meeting the aforementioned conditions.

Amendments to the Investment Law:

In December 2010, the "Knesset" passed the Investment Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among other things, amendments to the Investment Law. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%).

As of December 31, 2012, the Company chose not to adopt this amendment, but may elect to do so in the future.

3.	Tax assessments: With regard to the claim from the Tax Authorities in Israel, see Note 8c(1). The Company has received final tax assessments until the 2008 tax year.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-           TAXES ON INCOME (Cont.)

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

Israeli tax law permits, under some conditions, a tax deduction for expenditures in the year incurred, including capital expenditures, in scientific research and development projects. The deduction is permitted if, among other things, the expenditures are approved by the relevant government ministry and the research and development is for the promotion of the enterprise and is carried out by, or on behalf of, a company seeking the deduction.

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

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-           TAXES ON INCOME (Cont.)

c.	Net operating loss carry-forwards:

As of December 31, 2012, the Company and its subsidiaries in Hong Kong and the U.S. had an estimated total amount of available carry-forward tax losses of approximately $ 18,645, $ 253 and $ 529, respectively to offset against future taxable profits. The operating tax loss carry-forwards in Israel may be offset indefinitely against operating income. In addition, as of December 31, 2012, the Company had capital losses in the amount of approximately $ 298 that can be carried forward indefinitely.

MTS IntegraTRAK is subject to U.S. income taxes. Total net operating loss carry-forwards of approximately $ 529 as of December 31, 2012, will expire in the years 2021 to 2028. The Company's management believes that utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. Such annual limitation may result in the expiration of net operating losses before utilization.

d.	Deferred income taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2011	2012

Tax loss carry-forwards	$5,269	$4,872
Allowances for doubtful accounts and accruals for employee benefits	93	101
Goodwill	(204)	(151)
Intangible assets	(339)	(389)
Depreciation, accruals for interest and other	759	724

Net deferred tax asset before valuation allowance	5,578	5,157
Valuation allowance	(5,547)	(4,786)

Deferred income taxes, net	$31	$371

Presented as follows:

Long-term assets	$31	$-
Short-term assets	-	371

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-           TAXES ON INCOME (Cont.)

MTS and certain of its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carry-forwards and other temporary differences, since they have a history of losses incurred over the past years. Management currently believes that it is more likely than not that part of the deferred tax relating to the loss carry-forwards in the Company and its subsidiaries and other temporary differences will not be realized in the foreseeable future.

e.
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2010	2011	2012

Income before taxes on income, net, as reported in the statements of operations from continuing operations	$223	$397	$2,102

Tax rates	25%	24%	25%

Theoretical tax expense (benefit)	$56	$95	$526

Increase in taxes resulting from:

Effect of different tax rates	21	19	25
U.S. state tax	8	8	26
Utilization of carry-forward tax losses for which valuation allowance was provided	(16)	(2)	(380)
Taxes in respect of previous years as a result of court ruling	-	-	1,415
Changes in provision for uncertain tax positions	25	17	(362)
Change in valuation allowance	-	-	(340)
Deferred taxes for which valuation allowance was provided	(64)	(127)	(174)
Others	17	-	-

Taxes on income, net, as reported in the statements of operations	$47	$10	$736

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-           TAXES ON INCOME (Cont.)

f.	Income before income taxes is comprised as follows:

	Year ended December 31,
	2010	2011	2012

Domestic	$86	$225	$1,808
Foreign	137	172	294

	$223	$397	$2,102

g.	Taxes on income are comprised as follows:

	Year ended December 31,
	2010	2011	2012

Current taxes	$30	$8	$26
Deferred taxes	2	2	(340)
Taxes in respect of previous years as a result of court ruling	15	-	1,050

	$47	$10	$736

Foreign	$47	$10	$57

h.	As of December 31, 2012, the Company had a liability for unrecognized tax benefits of $ 100. A reconciliation of the opening and closing amounts of unrecognized tax benefits is as follows:

	December 31,
	2011	2012

Balance as of beginning of the year	$654	$632
Additions based on tax positions taken during the current period	6	3
Decrease based on tax positions taken during the current period	-	(535)
Foreign currency translation differences and interest related to the unrecognized tax liabilities from previous years	(28)	-

Balance at the end of the year	$632	$100

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	RELATED PARTY TRANSACTIONS AND BALANCES

a.
Mrs. Dora Mer, the wife of Chaim Mer, provided legal services to the Company through the Israeli law firm of M. Firon & Co., Advocates and Notaries, until July 2011. On April 2, 2008, the Company's Audit Committee and Board of Directors approved our engagement of the services of Mrs. Mer, for a monthly retainer in the amount of $ 5. Mrs. Mer reduced the monthly retainer to $ 4.25 retroactively from December 1, 2008 until February 28, 2010 and the monthly retainer was further reduced to $ 2.5 beginning March 1, 2010.

The Company receives certain services from C. Mer Industries Ltd. or C. Mer, a publicly traded company controlled by Mr. Chaim Mer. These services include reimbursement for shared expenses related to a commercial insurance policy. For the years ended December 31, 2010, 2011 and 2012, the Company paid or accrued $ 25, $ 16 and $ 13, respectively, with respect to the above mentioned expenses. In 2012 MTS Ltd. engaged with Mer Telecom Ltd., a subsidiary of C. Mer, in a deployment of its Mobile Financial Services (MFS) solution for a customer in Africa. We completed the deployment in 2013. In respect of this transaction The Company received in 2012 an advance payment of $ 50.

From January 1, 2009 until September 2011, as part of the acquisition of certain assets and liabilities of AnchorPoint, the Company received certain services from Data Distributors Inc., a company controlled by Mr. Roger Challen, a director of the Company and the controlling shareholder of the Info Group Inc., a beneficial owner of 23.5% of the Company’s Ordinary Shares. These services include reimbursement for shared expenses, development and IT services, other administrative services, and rental related fees. Expenses recognized with respect to the above mentioned services were approximately $ 272, $ 195 and $ 0 for the year ended December 31, 2010, 2011 and 2012, respectively. In addition, the Company rents an office in Powder Springs, Georgia, from Mr. Challen, under a month-to-month lease. For the year ended December 31, 2012, the Company paid or accrued $ 56 with respect to the above mentioned rent expenses.

On March 25, 2009, the Company's Audit Committee and Board of Directors approved a transaction with Mer & Co. (1982) Ltd., or Mer & Co, a subsidiary of C. Mer. According to the terms of the transaction, the Company will sell its products to Mer & Co, which has an Israel Defense Forces approved supplier number, and Mer & Co will represent the Company and resell its products to the Israeli Defense Forces. During 2012, revenues from the abovementioned transaction amounted to $ 101.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	RELATED PARTY TRANSACTIONS AND BALANCES (Cont.)

b.	Balances and transactions with related parties were as follows:

 1.         Balances with related parties:

	December 31,
	2011	2012

Other accounts payable and accrued expenses (see Note 7)	$316	$83

Other accounts receivable and prepaid expenses (see note 4)	$-	$10

 2.         Transactions with related parties:

	Year ended December 31,
	2010		2011		2012

Revenues derived from a related party		$134		$103	$101

Amounts charged by related parties:

Cost of revenues	$	*166	$	*54	$53
Operating expenses		233		323	121

		$399		$377	$174

NOTE 11:-        SHAREHOLDERS' EQUITY

a.	General:

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

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

b.	Share capital:

The Ordinary shares entitle their holders the right to receive notice to participate in and vote at general meetings of the Company and the right to receive cash dividends, if declared. In February 2010, the Company issued 81 Ordinary shares to its employees for no consideration. The Company recorded compensations expenses with respect to the above shares in the amount lower than $ 1.

c.         Stock options:

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

In June 2006, the Company authorized pursuant to its 2006 Stock Option plan ("the 2006 Plan"), the grant of options to officers, management, employees and directors of MTS IntegraTrak or any subsidiary of up to 200,000 of the Company's Ordinary shares. Each option granted under the 2006 Plan will be either an option intended to be treated as an "incentive stock option", within the meaning of section 422 of the Internal Revenue Code of 1986, as amended, or an option that will be treated as a "non-qualified stock option".

At the Company's 2011 annual general meeting, shareholders approved an amendment to the 2006 Stock Option Plan to provide for the issuance there-under of an additional 200,000 Ordinary shares and to increase the total number of Ordinary shares with respect to which options may be granted there-under to any eligible employee during any 12 month period to 150,000 Ordinary shares, subject to adjustment as provided in the 2006 Plan.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

Each option granted under the 2006 Plan is exercisable until the earlier of five years from the date of the grant of the option or the expiration dates of the option plan. The exercise price of the options granted under the 2006 Plan may not be less than the fair market value of an Ordinary share determined as of the date of grant of the option.

During 2012, 161,250 options were exercised under the 2003 and 2006 Plan.

As of December 31, 2012, 391,537 Ordinary shares are available for future option grants.

d.	A summary of option activity under the Company's stock option plans to its employees as of December 31, 2012 and changes during the year ended December 31, 2012 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at December 31, 2011	454,250	$1.76	3.48
Granted	-	$-	-
Exercised	(161,250)	$1.88	-
Expired and forfeited	(16,250)	$1.61	-

Outstanding at December 31, 2012	276,750	$1.70	3.01	$513

Vested and expected to vest	207,563	$1.70	3.01	$385

Exercisable at December 31, 2012	53,000	$1.93	2.21	$86

The weighted average grant-date fair value of options granted during 2010 and 2011 was $ 0.79 and $ 0.87 per option, respectively. During 2012 there were no options grants.

The total compensation cost related to options granted to employees under the Company's share-based compensation plans recognized for the years ended December 31, 2010, 2011 and 2012 amounted at $ 99, $ 65 and $ 41, respectively, net of estimated forfeitures.

As of December 31, 2012, there was $ 60 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of three years.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

e.	Total stock-based compensation expenses recognized in 2010, 2011 and 2012:

The total stock-based compensation expense related to employees' equity-based awards, recognized for the years ended December 31, 2010, 2011 and 2012, was comprised as follows:

	Year ended December 31,
	2010	2011	2012

Cost of revenues	$15	$3	$-
Research and development expenses	19	8	1
Selling and marketing	18	4	1
General and administrative expenses	47	50	39

	$99	$65	$41

f.	Options and warrants to non-employees:

Issuance date	In connection with	Number of options granted	Options exercisable	Exercise price per share	Exercisable through

May 13, 2009	service provider	10,000	10,000	1.94	May 2013
November 9, 2011	service provider	2,500	-	1.94	February 2013
November 9, 2011	service provider	4,750	-	2.16	May 2014

In November 2011, the Company granted 7,250 options to a consultant. The Company accounted for its outstanding options to non-employees under the fair value method of ASC 718 and ASC 505-50. The fair value for these options was estimated at the measurement date using the Black-Scholes option-pricing model. Compensation expense related to the grant of stock options to consultants amounted to $ 0, $ 2 and $ 3 for the years ended December 31, 2010, 2011 and 2012, respectively.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-        REPORTABLE SEGMENTS AND GEOGAPHIC INFORMATION

a.	Reportable segments:

Until 2011, the Company managed its business on a basis of one reportable segment in accordance with the guidance of ASC 280. From January 2012, the Chief Operating Decision Maker ("CODM") started assessing the Company's business based on two operation-based segments: Enterprise and Service Providers. Enterprise includes Telecom Expenses Management solutions ("TEM") services and solutions and Service Providers, includes billing and Mobile Virtual Network Operator ("MVNO") services and solutions. These two segments comprise also the Company's reporting units. The CODM uses adjusted net income before interest, tax, depreciation and amortization, capital gain and stock based compensation ("adjusted EBITDA"), to assess performance, measure liquidity and make decisions. Adjusted EBITDA is a non-GAAP unaudited measure of profit and loss.

The Company's segments are engaged in business activities for which they earn revenues and incur expenses, their results are reviewed by the CODM and discrete financial information is available.

Assets information, by reportable segment, is not reviewed by the CODM, therefore segment asset disclosure is not included.

The following tables present the financial information of the Company's reportable segments.

	Year ended December 31,
	2010	2011	2012

Enterprise:
Revenue	$10,319	$9,232	$9,041
Adjusted EBITDA	$1,088	$555	$1,701
Service providers:
Revenue	$1,320	$2,771	$4,085
Adjusted EBITDA	$(209)	$360	$778

Segments total:
Revenue	$11,639	$12,003	$13,126
Adjusted EBITDA	$879	$915	$2,479

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-        REPORTABLE SEGMENTS AND GEOGAPHIC INFORMATION (Cont.)

A reconciliation of total adjusted EBITDA to net income for each year is as follows:

	Year ended December 31,
	2010	2011	2012

Adjusted EBITDA	$879	$915	$2,479
Depreciation and amortization expense	489	447	393
Stock-based compensation expense	99	67	44
Capital gain	-	(78)	-
Financial income	-	(2)	(60)
Income tax expenses	47	10	736

Net income	$244	$471	$1,366

The total revenues from external customers are attributed to geographic areas based on the location of the customer:

	Year ended December 31,
	2010	2011	2012

United States	$8,756	$8,915	$10,251
Germany	1,042	683	482
China	455	400	211
Holland	284	317	297
Israel	377	732	917
Other	725	956	968

	$11,639	$12,003	$13,126

Revenues from a major customer accounted for 13%, 16% and 23% of total revenues for the years ended December 31, 2010, 2011 and 2012, respectively.

	December 31,
	2011	2012
Long-lived assets:

Israel	$1,779	$1,586
United States	2,907	2,892
Other	4	5

	$4,690	$4,483

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MER TELEMANAGEMENT SOLUTIONS LTD.

By:	/s/ Eytan Bar
Eytan Bar
Chief Executive Officer

By:	/s/ Alon Mualem
Alon Mualem
Chief Financial Officer

Dated: March 20, 2013