Form 20-F
period 2013-12-31
MER TELEMANAGEMENT SOLUTIONS LTD
filed 2014-03-12
CIK 1025561

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

14 Hatidhar Street, Ra’anana 4366516, Israel
(Address of principal executive offices)

Alon Mualem (Chief Financial Officer), +972-9-7777-555 (phone), +972-9-7777-566 (fax)
14 Hatidhar Street, Ra’anana 4366516, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 0.01 Par Value	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 0.01 per share……………4,655,557
(as of December 31, 2013)

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

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                KEY INFORMATION

A.           Selected Financial Data

The following selected consolidated financial data for and as of the five years ended December 31, 2013 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP.  Our audited consolidated financial statements for the three years ended December 31, 2013 and as of December 31, 2012 and 2013 appear elsewhere in this Annual Report.  Our selected consolidated financial data as of December 31, 2009 and 2010 and for the year ended December 31, 2010 have been derived from audited consolidated financial statements not included in this Annual Report.   The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects,” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Operations Data:
	Year Ended December 31,
	2009*	2010*	2011	2012	2013
	(in thousands, except share and per share data)
Revenues	$11, 360	$11,639	$12,003	$13,126	$12,472
Cost of revenues	3,777	4,201	3,941	4,494	4,024
Gross profit	7,583	7,438	8,062	8,632	8,448
Selling and marketing	2,863	2,584	1,905	2,457	2,164
Research and development, net	1,888	1,547	1,909	1,329	1,389
General and administrative	3,618	3,016	3,847	2,804	3,188
Operating income (loss)	(786)	291	401	2,042	1,707
Financial (expenses) income, net	(31)	--	2	60	61
Capital gain on sale of long-term investment	--	--	78	--	--
Income (loss) before taxes on income	(817)	291	481	2,102	1,768
Taxes on income, net	20	47	10	736	435
Net income (loss) from continuing operations	$(837)	$244	$471	1,366	1,333
Net income (loss) from discontinued operations	(40)	(68)	(84)	-	73
Net income (loss)	$(877)	$176	$387	1,366	1,406
Basic and diluted net income (loss) per share from continuing operations	$(0.19)	$0.05	$0.11	$0.30	$0.28
Basic and diluted net income (loss) per share from discontinued operations	$(0.01)	$(0.01)	$(0.02)	--	$0.02
Basic and diluted net income (loss) per share	$(0.20)	$0.04	$0.09	$0.30	$0.30
Weighted average number of ordinary shares used in computing basic net income (loss) per share	4,458,976	4,459,057	4,459,057	4,478,677	4,659,230
Weighted average number of ordinary shares used in computing diluted net income (loss) per share	4,458,976	4,459,057	4,459,057	4,531,384	4,720,966
______________
* In March 2009, we discontinued the operations of TABS Brazil Ltda.  Accordingly, TABS Brazil Ltda.’s results of operations were classified as discontinued operations and the results of operations for the year ended December 31, 2009 has been reclassified accordingly.

Balance Sheet Data:

	As of December 31,
	2009	2010	2011	2012	2013
	(in thousands)
Working capital (deficiency)*	$(1,825)	$(1,129)	$(317)	$1,659	$3,455
Total assets*	9,890	9,607	9,734	11,124	12,629
Shareholders’ equity	3,115	3,363	3,832	5,569	7,161
______________
* In March 2009, we discontinued the operations of TABS Brazil Ltda. and the balance sheet data of the liabilities attributable to such discontinued operations have been excluded from working capital (deficiency) and total assets.

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

Risks Relating to Our Business and Market

If we do not replace the revenues generated by Simple Mobile LLC our operations and financial condition will be adversely affected.

Our principal customer during the three years ended December 31, 2013 was Simple Mobile LLC, a U.S.-based mobile virtual network operator, or MVNO, for whom we provided hosted billing services.  In 2011, 2012 and 2013, sales attributable to this MVNO accounted for approximately 16.4%, 22.8% and 33.3% of our revenues, respectively. During 2012, Simple Mobile was acquired by TracFone and in 2013 TracFone migrated our hosted billing services to its own platform and did not renew its agreement with us, which ended in December 2013.  If we are unable to replace the revenues generated by Simple Mobile LLC, our operating results and financial condition will be adversely affected.

We have had operating losses in the past and may not sustain profitability in the future; to the extent that we incur operating losses, we may not have sufficient working capital to fund our operations in the future.

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

The majority of our revenues are derived from our TEM call accounting solutions, whose revenues declined each year from 2006 through 2013 and revenues for these products may not grow in the future.  If the market for our TEM solutions fails to grow or stabilize in the future, our business, operating results and financial condition would be adversely affected.  Our future financial performance will be dependent to a substantial degree on the successful introduction, marketing and customer acceptance of our TEM call accounting solutions.

We are subject to risks associated with rapid technological change and risks associated with new versions and new products.

The information and telecommunication service providers market in which we compete is characterized by rapid technological change, introductions of new products, changes in customer demands and evolving industry standards.  Our future success will depend upon our ability to keep pace with the technological developments and to timely address the increasingly sophisticated needs of our customers by supporting existing and new telecommunication technologies and services and by developing and introducing enhancements to our current and new products.  We may not be successful in developing and marketing enhancements to our products that will respond to technological change, evolving industry standards or customer requirements.  We may experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements or such enhancements may not adequately meet the requirements of the marketplace and achieve any significant degrees of market acceptance.  If release dates of any new products or enhancements are delayed, or if when released, they fail to achieve market acceptance, our business, operating results and financial condition would be materially and adversely affected.  In addition, the introduction or announcement of new product offerings or enhancements by us or our competitors may cause customers to defer or forgo purchases of current versions of our products, which could adversely affect our business, operating results and financial condition.

Our results may be adversely affected by intense competition.

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

We typically ship orders for our TABS product shortly after receipt of a purchase order and, consequently, order backlog at the beginning of any quarter has in the past represented only a small portion of that quarter’s revenues.  As a result, license revenues from our TABS product in any quarter depend substantially on orders for TABS products that have been booked and shipped in that quarter.  Also, we cannot predict whether revenues from our TEM Suite will be recognized in any quarter because the delivery and, in some cases, the implementation of all the components of the TEM Suite (including among, other things, customer training) are dependent on the customers individual timing requirements, which can delay the completion of these orders.  In addition, a portion of our revenues from billing solutions are generated by using contract accounting on a percentage of completion method and because the completion pace varies from quarter to quarter and is dependent on different variables that are out of our control, a portion of our billing solutions revenues in any quarter depend on our customers’ operational plans, which can delay our ability to progress and complete the projects.

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

We are based in Israel and generate a large percentage of our sales in the United States.  Our sales in the United States accounted for 74.2%, 78.1% and 86.4% of our total revenues for the years ended December 31, 2011, 2012 and 2013, respectively.  We may not be able to maintain or increase international market demand for our products.  To the extent that we cannot do so in a timely manner, our business, operating results and financial condition will be adversely affected.

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

Historically, one of the primary distribution channels for our call accounting management products has been private branch exchange, or PBX, original equipment manufacturers, or OEMs, and vendors who market our products to end-users in conjunction with their own products.  We are dependent upon the active marketing and distribution efforts of our PBX OEMs and local master distributors.

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

Cyber-attacks or other breaches of network or information technology (IT) security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations.  In particular, both unsuccessful and successful cyber-attacks on companies have increased in frequency, scope and potential harm in recent years.  Such an event may result in our inability to operate our facilities, which, even if the event is for a limited period of time, may result in significant expenses and/or loss of market share to other competitors in the market for telemanagement products and invoice management solutions. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain.  A failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. Any of these occurrences could result in a material adverse effect on our results of operations and financial condition.

We have been subject, and will likely continue to be subject, to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access. However, to date, we have not been subject to cyber-attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

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

Mr. Chaim Mer, the Chairman of our Board of Directors, and his wife, Mrs. Dora Mer, currently beneficially own approximately 23.8% of our outstanding ordinary shares, the Info Group, Inc. (formerly AnchorPoint, Inc.) whose principal shareholder, Mr. Roger Challen, is one of our directors, currently beneficially owns 21.3% of our outstanding shares and Mr. Isaac Ben-Bassat, one of our directors, beneficially owns 7.4% of our outstanding ordinary shares.  As a result, such shareholders control and will continue to control the election of our entire Board of Directors other than our two outside directors and generally have the ability to direct our business and affairs.  For as long as such shareholders have a controlling interest in our company, they will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends.  This concentration of ownership may also adversely affect our share price, especially if these shareholders sell substantial amounts of our ordinary shares.

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

For U.S. federal income tax purposes, we may be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) for the taxable year produce or are held for the production of passive income.  As a result of our relatively substantial cash position at this time, we believe that we may be classified as a PFIC in 2013 and future years, including 2014 under a literal application of the asset test described above, which looks solely to the market value of our assets. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. For more information please see “Item 10. Additional Information – E. Taxation - Certain Material U.S. Federal Income Tax Considerations – Passive Foreign Investment Companies.”

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

Our company was incorporated under the laws of the State of Israel in December 1995.  We are a public limited liability company under the Israeli Companies Law 5739-1999 and operate under such law and associated legislation.  Our registered offices and principal place of business are located at 14 Hatidhar Street, Ra΄anana 4366516, Israel, and our telephone number is +972-9-7777-555.  Our website address is www.mtsint.com.  The information on our website is not incorporated by reference into this annual report.

We are a worldwide provider of solutions for TEM and billing solutions.  Our TEM solutions assist enterprises and organizations in making smarter choices with their telecommunications spending at each stage of the service lifecycle, including allocation of cost, proactive budget control, fraud detection, processing of payments and spending forecasting.  Our converged billing solutions have been successfully implemented worldwide by wireless providers, Voice over Internet Protocol, Internet Protocol Television, mobile virtual network operators, or MVNOs, and content service providers.  Our converged billing solutions include applications for charging and invoicing customers, interconnect billing and partner revenue management using pre-pay and post-pay schemes.

On December 30, 2008, we completed the acquisition of certain assets and liabilities of AnchorPoint, a Massachusetts-based provider of TEM solutions.  This acquisition has enabled us to expand our product offerings.  The aggregate consideration paid for the acquisition at the closing date was the issuance of 24.4% of our outstanding shares on a post-transaction basis.

Our capital expenditures for the years ended December 31, 2011, 2012 and 2013 were approximately $2.0 million, $1.5 million and $1.5 million, respectively.  These expenditures were principally for research and development equipment, office furniture and equipment and leasehold improvements.

B.           Business Overview

Industry Background

We are a global provider of services and solutions in the Telecom Expense Management (TEM), Cloud Billing, Mobile Virtual Network Enabler (MVNE) and Mobile Money markets.  Our TEM Suite helps organizations reduce operational expenses, improve productivity and optimize networks and services associated with communications networks and information technology.  Our MVNE and Mobile Money offerings enable MVNOs and financial service providers to manage their customers’ and resellers’ lifecycles.  We believe that the MVNE and Mobile Money markets may become the main growth engines for our company.

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

Cloud Billing Industry

With the increase in bandwidth and the higher availability of cloud computing, enterprises and service providers are looking for cloud billing solutions in order to benefit from the flexibility, resiliency and scalability offered by cloud computing. A positive feature of cloud billing solutions is the change in cost structure from a relatively high upfront capital expense to a cost effective monthly operational expense. Cloud billing solutions are easily adaptable to a company’s offerings, pricing model, discounts and promotions.

Products and Services

Call Accounting and Telecommunications Expense Management Solutions for Enterprises

TEM Suite

Our TEM Suite is a solution that assists organizations to reduce their telecom spending, manage their telecom assets, bill internal and external customers, and monitor the quality of service of their telecom networks.  Our TEM Suite includes several modules that can be delivered as a SaaS.  The TEM Suite software platform encompasses the business processes conducted by IT and finance departments in acquiring, provisioning and supporting corporate telecommunications assets.  Solutions include software suites and the outsourcing of specific tasks to third-party service providers.  At the heart of any TEM offering is an automated software platform used by the business or by an external service provider managing a company’s telecom invoices and assets.  In February 2014, our TEM Suite won a 2014 Product of the Year Award from TMC’s “Internet Telephony” magazine.

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

•	Procurement Management – A web based employee portal which facilitates the procurement of mobile handsets. The system allows each organization to enforce its procurement policies and approvals.

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

MVNE and Cloud Billing Solutions

Our MVNE solution allows MVNOs to reduce their time to market, focus on sales and marketing and reduce their initial capital expenses. Our MVNE solution has the following modules:

•	Product Catalog

•	Point Of Sale

•	Customer Service and Self Care

•	Asset management

•	Billing (prepaid and postpaid)

•	Reseller and distributor management

Mobile Money Solution

Our Mobile Money solution, which can be sold separately or as part of our MVNE solution, allow MVNOs to offer their customers the ability to  make  deposits, withdrawals, person-to-person transfers,  bill payments, purchases of  goods and more complex banking services over mobile phones.

Services

Cloud and Managed Services

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

We sell our solutions worldwide through OEMs, distribution channels and our own direct sales force in the United States, Israel and Hong Kong, and through a network of local distributors in these and various other countries.  We employed 11 persons in sales and marketing and 20 persons in support as of December 31, 2013, as compared to 13 persons in sales and marketing and 33 persons in support as of December 31, 2012 and ten persons in sales and marketing and 33 persons in support as of December 31, 2011. In 2013, Mer Telecom Ltd., a subsidiary of C. Mer, added the Mobile Money, MVNE and Cloud Billing solutions into its products’ offering.

We conduct a wide range of marketing activities aimed at generating awareness and leads.  We maintain our websites (www.mtsint.com and www.mtsbill.com), allowing for correspondence and queries from new potential customers as well as promoting support for our existing customer base.  The information on our website is not incorporated by reference into this annual report.

Competition

The Global TEM solution and services market is highly competitive and includes recognized leaders such as Tangoe, Inc. and Emptoris Rivermine (IBM’s TEM Solution), covered by industry analysts such as Gartner. As an outcome, we focus on our existing installed base and partnerships to grow our business.  We invest in the robustness of our products and the professionalism of our managed service team, to increase our value to our customers.  There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not adversely affect our future revenues and, consequently, on our business, operating results and financial condition.

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

D.           Property, Plants and Equipment

Our executive offices and research and development facilities are located at 14 Hatidhar Street, Ra΄anana, Israel.  In February 2013, we renewed the lease for 6,243 square feet under a lease that expires in February 2015, at an annual rental charge of approximately $158,000.

Our U.S. subsidiary, MTS IntegraTRAK, occupies approximately 2,944 square feet of space in River Edge, New Jersey for a monthly rental fee of approximately $4,800 under a lease terminating in February 2019.  We have an office in Glendale, California, where we occupy approximately 1,932 square feet of space, under a month-to-month lease for a monthly rental fee of approximately $3,600. In addition, we have an office in Powder Springs, Georgia, where we occupy approximately 4,800 square feet of space under a month-to-month lease for a monthly rental fee of approximately $4,700.

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

Background

We were organized under the laws of the State of Israel in December 1995, as a subsidiary of C. Mer Industries Ltd., an Israeli public company (TASE: MER).  Since our initial public offering in May 1997, our ordinary shares have been listed on the NASDAQ Stock Market (symbol: MTSL) and are presently listed on the NASDAQ Capital Market.

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

Key Factors Affecting Our Business

Our operations and the operating metrics discussed below have been, and will likely continue to be, affected by certain key factors as well as certain historical events and actions. The key factors affecting our business and our results of operations include, among others, competition, government regulation, the build out of infrastructures, macro-economic and political risks, churn, seasonality, impact of currency fluctuations and inflation, effective corporate tax rate, conditions in Israel and trade relations. For further discussion of the factors affecting our results of operations, see “Risk Factors.”

MVNO Services

Our improved operations during the last three years have been attributable in great measure to our entry into the MVNO services business. We provide services to MVNOs and assist them to reduce their time to market, focus on sales and marketing and reduce their initial capital expenses.  The emergence of the MVNO model in various markets worldwide is mostly related to changes in regulations and in the ability of MVNOs to address new market segments that may increase their revenue streams. Our first MVNO customer was Simple Mobile, a U.S.-based MVNO, for whom we provided MVNE services.  In 2011, 2012 and 2013, sales attributable to Simple Mobile accounted for approximately 16.4%, 22.8% and 33.3% of our revenues, respectively.  During 2012, Simple Mobile was acquired by TracFone and in 2013 TracFone migrated the hosted billing services to their own platform and did not renew their agreement with us. We are continuing our efforts to gain new customers for our MVNO services, but our future success cannot be assured. If we don’t replace the revenues generated by Simple Mobile LLC, our operating results and financial condition will be adversely affected.

TEM Call Accounting Solutions

The majority of our revenues are derived from our TEM call accounting solutions, whose revenues declined each year from 2006 through 2013 and revenues for these products may not grow in the future.  If the market for our TEM solutions fails to grow or stabilize in the future, our business, operating results and financial condition would be adversely affected. Our future financial performance will be dependent to a substantial degree on the successful introduction, marketing and customer acceptance of our TEM call accounting solutions.

Competition

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

Proprietary Rights and Risks of Infringement

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

Results of Operations

The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
Revenues:
Product sales	31.9%	27.9%	16.6%
Services	68.1	72.1	83.4
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Product sales	9.2	8.8	6.2
Services	23.6	25.4	26.1
Total cost of revenues	32.8	34.2	32.3
Gross profit	67.2	65.8	67.7
Selling and marketing	15.9	18.7	17.4
Research and development, net	15.9	10.1	11.1
General and administrative	32.1	21.4	25.5
Operating income	3.3	15.6	13.7
Financial income, net	-	0.5	0.5
Capital gain on sale of long-term investment	0.7	-	-
Income before taxes on income	4.0	16.0	14.2
Taxes on income, net	(0.1)	5.6	3.5
Net income from continuing operations	3.9	10.4	10.7
Net income (loss) from discontinued operations	(0.7)	-	0.6
Net income	3.2	10.4	11.3

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

Revenues from Products and Services.  Revenues from products and services consist primarily of software license fees sales and revenues from services, including managed services, hosting, consulting, maintenance, training, professional services and support.  Revenues from products and services decreased by 4.6% to $12.5 million for the year ended December 31, 2013 from $13.1 million for the year ended December 31, 2012.  Revenues from our Enterprise segment decreased by 13.3% to $7.8 million, or 62.4% of our total revenues, for the year ended December 31, 2013 from $9.0 million, or 68.7% of our total revenues, for the year ended December 31, 2012.  Revenues from our Service Providers segment increased by 14.6% to $4.7 million, or 37.6 % of our total revenues, for the year ended December 31, 2013 from $4.1 million, or 31.3% of our total revenues, for the year ended December 31, 2012.   Revenues from products and services in the U.S. increased by 4.9% to $10.8 million, or 86.4% of our total revenues, for the year ended December 31, 2013 from $10.3 million, or 78.6% of our total revenues, for the year ended December 31, 2012.   We expect that our revenues will decrease in 2014 as a result of the loss of Simple Mobile as a customer.

Cost of Revenues from Products and Services.  Cost of revenues from products and services consists primarily of (i) production costs and payments to subcontractors; (ii) certain royalties and licenses payable to third parties (including Asentinel and the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel, or the OCS), (iii) professional services costs; and (iv) support costs.  Cost of revenues from products and services decreased by 11.1% to $4.0 million for the year ended December 31, 2013 from $4.5 million for the year ended December 31, 2012.  The decrease in cost of revenues from products and services is primarily attributable to our ceasing to provide services to Simple Mobile during 2013.  We expect that our cost of revenues will continue to decline in 2014 due to the projected reduction in revenues.

Selling and Marketing.  Selling and marketing expenses consist primarily of costs relating to sales representatives and their travel expenses, trade shows and marketing exhibitions and presales support.  Selling and marketing expenses decreased by 12.0% to $2.2 million for the year ended December 31, 2013 from $2.5 million for the year ended December 31, 2012.  The decrease in selling and marketing expenses is primarily attributable to a provision we made during 2012 for the repayment of grants received for our foreign marketing expenses in previous years. We expect to report a decrease in our selling and marketing expenses in 2014.

Research and Development, Net.  Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities, outsourcing subcontractor development and other related costs, net of grants that were approved by the OCS.  Research and development expenses increased by 7.7% to $1.4 million for the year ended December 31, 2013 from $1.3 million for the year ended December 31, 2012.  We expect that our research and development expenses will remain at the same level in 2014 as in 2013.

General and Administrative.  General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, professional fees and office maintenance and administrative costs.  General and administrative expenses increased by 14.3 % to $3.2 million for the year ended December 31, 2013 from $2.8 million for the year ended December 31, 2012.  We expect a decrease in our general and administrative expenses in 2014 compared to 2013.

Financial Income, Net.  Financial income, net consists primarily of interest income on bank deposits, foreign currency translation adjustments, other interest charges and the financial income (expenses) from option contracts or other foreign hedging arrangements.  We recorded $61,000 of financial income, net for the year ended December 31, 2013, compared to $60,000 of financial income, net for the year ended December 31, 2012. Our financial income in both years is primarily attributable to exchange rate and foreign currency translation adjustments.

Taxes on Income.  We recorded taxes on income of $435,000 for the year ended December 31, 2013, compared to taxes on income of $736,000 for the year ended December 31, 2012.  Our taxes on income for the year ended December 31, 2013 are primarily attributable to net utilization of a deferred tax asset of $371,000 which we recognized in 2012.

Net Income from Discontinued Operations.  We recorded a net income from discontinued operations of $73,000 in the year ended December 31, 2013.  The income from discontinued operations was attributable to decrease of certain contingent liabilities of our Brazilian subsidiary, TABS Brazil Ltda., whose operations were discontinued in March 2009. We did not record a net income or loss from discontinued operations for the year ended December 31, 2012.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

Revenues from Products and Services.  Revenues from products and services increased by 9.3% to $13.1 million for the year ended December 31, 2012 from $12.0 million for the year ended December 31, 2011.  Revenues from our Enterprise segment decreased by 2.2% to $9.0 million, or 68.7% of our total revenues, for the year ended December 31, 2012 from $9.2 million, or 76.7% of our total revenues, for the year ended December 31, 2011.  Revenues from our Service Providers segment increased by 46.4% to $4.1 million, or 31.3% of our total revenues, for the year ended December 31, 2012 from $2.8 million, or 23.3% of our total revenues, for the year ended December 31, 2011.   Revenues from products and services in the U.S. increased by 15.7% to $10.3 million, or 78.1% of our total revenues, for the year ended December 31, 2012 from $8.9 million, or 74.2% of our total revenues, for the year ended December 31, 2011.  The increase in revenues from products and services in 2012 is primarily attributable to the revenues from our agreement with Simple Mobile.

Cost of Revenues from Products and Services.  Cost of revenues from products and services increased by 15.4% to $4.5 million for the year ended December 31, 2012 from $3.9 million for the year ended December 31, 2011.  The increase in cost of revenues from products and services is primarily attributable to services associated with the growth of our hosting and managed services business.

Selling and Marketing.  Selling and marketing expenses increased by 31.6% to $2.5 million for the year ended December 31, 2012 from $1.9 million for the year ended December 31, 2011.  The increase in selling and marketing expenses is primarily attributable to recruitment sales personnel as well as a provision for the repayment of grants received for our foreign marketing expenses in previous years.

Research and Development, Net.  Research and development expenses decreased by 31.6% to $1.3 million for the year ended December 31, 2012 from $1.9 million for the year ended December 31, 2011.  The decrease in research and development expenses is primarily attributable to a decrease in resources assigned to on-going research and development projects.

General and Administrative.  General and administrative expenses decreased by 26.3% to $2.8 million for the year ended December 31, 2012 from $3.8 million for the year ended December 31, 2011.  The decrease in general and administrative expenses is primarily attributable to the settlement of the Asentinel litigation in 2011. We expect a slight increase in our general and administrative expenses in 2013 compared to 2012.

Financial Income, Net.  We recorded $60,000 of financial income, net for the year ended December 31, 2012, primarily attributable to exchange rate and foreign currency translation adjustments.  We recorded $2,000 of financial income, net for the year ended December 31, 2011, primarily attributable to foreign currency translation adjustments.

Taxes on Income.  We recorded taxes on income of $736,000 for the year ended December 31, 2012, compared to taxes on income of $10,000 for the year ended December 31, 2011.  Our taxes on income for the year ended December 31, 2012 are primarily attributable to a $1,050,000 charge related to the tax assessment from the Israeli tax authorities relating to an Israeli court’s decision with respect to our 1997 to 1999 tax years, net of a deferred tax asset recognition of $371,000 based on an estimate of future taxable profits and losses in the tax jurisdictions in which we operate. Our low level of taxes on income for the year ended December 31, 2011 was primarily attributable to the utilization of deferred tax assets by our subsidiary in Hong Kong and lower state income taxes in the U.S.

Net Loss from Discontinued Operations.  We recorded a net loss from discontinued operations of $84,000 in the year ended December 31, 2011.  The loss from discontinued operations was attributable to certain contingent liabilities of our Brazilian subsidiary, TABS Brazil Ltda., whose operations were discontinued in March 2009. We did not record a net loss from discontinued operations for the year ended December 31, 2012.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2009	3.9	(0.7)	4.6
2010	2.7	(6.0)	8.7
2011	2.2	7.7	(5.5)
2012	1.6	(2.3)	3.9
2013	1.8	(7.0)	8.8

A depreciation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are linked to the dollar.  This depreciation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities and also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar.  Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.  During 2009 and 2010 the NIS appreciated against the U.S. dollar, which resulted in an increase in the U.S. dollar cost of our NIS expenses. During 2011 the U.S. dollar appreciated against the NIS, which resulted in a decrease in the U.S. dollar cost of our NIS expenses. During 2012 and 2013, the NIS appreciated against the U.S. dollar.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results.  We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

In 2013, we entered into forward, call and put option contracts in the amount of $2.4 million that converted a portion of our floating currency liabilities to a fixed rate basis, which reduced the impact of the currency changes on our cash flow.  The purpose of our foreign currency hedging activities is to protect us from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. Our put option contracts did not qualify as hedging instruments under ASC 815. Changes in the fair value of put option contracts are reflected in the consolidated statements of operations as financial income or expense.  In 2013, we recorded approximately $65,000 as financial income with respect to such transactions in our consolidated statements of operations.

Conditions in Israel

We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel.  See Item 3D “Key Information – Risk Factors – Risks Relating to Operations in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

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

Effective Corporate Tax Rate

The Israeli corporate tax rate was 24% in 2011, 25% in 2012 and 25% in 2013.  The corporate tax rate increased to 26.5% in 2014.  In view of the increase in the corporate tax rate since 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

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

Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties.  Under Israeli tax law, the results of our foreign consolidated subsidiaries cannot be consolidated for tax

B.           Liquidity and Capital Resources

As of December 31, 2013, we had $6.4 million in cash and cash equivalents, $153,000 in marketable securities, $63,000 in restricted cash and working capital of $3.5 million, compared to $4.2 million in cash and cash equivalents, $139,000 in restricted marketable securities and a working capital of $1.6 million as of December 31, 2012.  The marketable securities are restricted in order to secure our obligations under one of our lease agreements.  The increase in our working capital at December 31, 2013 was primarily attributable to our improved operations.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2011	2012	2013
	(in thousands)
Net cash provided by operating activities from continuing operations	1,142	807	2,147
Net cash provided by (used in) investing activities	3	(189)	(58)
Net cash provided by financing activities from continuing operations	-	303	90
Net increase in cash and cash equivalents	1,145	921	2,179
Cash and cash equivalents at beginning of period	2,124	3,269	4,190
Cash and cash equivalents at end of period	3,269	4,190	6,369

Net cash provided by operating activities from continuing operations was approximately $2.1 million for the year ended December 31, 2013, compared to net cash provided by operating activities from continuing operations of $807,000 for the year ended December 31, 2012.  Net cash used in operating activities from continuing operations was approximately $1.1 million for the year ended December 31, 2011. The increase in cash generated from operating activities from continuing operations in 2013 compared to 2012 is primarily attributable to the payment of approximately $1.2 million in 2012 for a significant portion of the tax liability relating to an Israeli court’s decision with respect to our 1997 to 1999 tax years, as well as the decrease in deferred tax assets recorded in 2012.

Net cash used in investing activities was approximately $58,000 for the year ended December 31, 2013 compared to net cash used in investing activities of approximately $189,000 for the year ended December 31, 2012. In 2013 and 2012, net cash used in investing activities was primarily attributable to purchase of property and equipment. Net cash provided by investing activities was approximately $3,000 for the year ended December 31, 2011, primarily attributable to the sale of our ownership interest in Silverbyte Networks Ltd.

Net cash provided by financing activities was approximately $90,000 and approximately $303,000 for the year ended December 31, 2013 and December 31, 2012, respectively. In 2013 and 2012, net cash provided by financing activities was attributable to the proceeds received from employee stock option exercises. We did not use any cash in financing activities for the year ended December 31, 2011.

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

A limited number of our software arrangements involve multiple elements.  Such elements typically include any or all of the following: software licenses, warranty, technical support and training services.  For multiple-element arrangements that do not involve significant modification or customization of the software and do not involve services that are considered essential to the functionality of the software, we attempt to allocate value to each undelivered element based on vendor specific objective evidence, or VSOE, of the fair value of each undelivered element in the arrangement, in accordance with the residual method. However, since we have an immaterial number of multiple element arrangements, therefore no VSOE is established.

Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered element and is recognized as revenue when all revenue recognition criteria of ASC 985-605 are satisfied. Under the residual method, any discount in the arrangement is allocated to the delivered element. However, if sufficient specific objective evidence does not exist for all undelivered elements, revenue is deferred for the entire arrangement until all revenue recognition criteria are met for such undelivered elements.

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

Based on estimates of future taxable profits and losses in the tax jurisdictions that we operate, we determined that a valuation allowance of $5.65 million is required for tax loss carryforwards and other temporary differences as of December 31, 2013.  If these estimates prove inaccurate, a change in the valuation allowance could be required in the future.

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

We adopted the provisions of ASU 2011-08 for our annual impairment tests in 2012.  For 2013 we engaged with a third party to perform an annual impairment tests and did not identify any impairment losses. We performed our annual impairment assessment as of September 30, 2013. In addition, for the period from September 30, 2013 until December 31, 2013, no events occurred or circumstances changed that reduced the fair value of the reporting unit below its carrying value.

 Other intangible assets and long-lived assets.  Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up in accordance with ASC 350.  Our long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360 “Property, Plant and Equipment” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2012 and 2013, no impairment losses were identified.

Developed technology is amortized over a period of four-to-eight years, customer relationships are amortized over a period of six to eight years and brand names are amortized over a period of eleven years. During 2011, 2012 and 2013, no impairment losses were identified.

Stock based compensation. We apply ASC 718 "Compensation - Stock compensation," and ASC 505-50 "Equity-Based Payments to Non-Employees," or ASC 718, with respect to options and warrants issued to non-employees. ASC 718 requires the use of an option valuation model to measure the fair value of the options and warrants at the measurement date as defined in ASC 505-50.  ASC 718 requires companies to estimate the fair value of stock-based awards on the date of grant using an option-pricing model, where applicable.  Stock-based compensation expense recognized in our consolidated statements of operations for the three years ended December 31, 2013 include compensation expense for stock-based awards granted based on the grant date fair value estimated in accordance with the provisions of ASC 718.

We recognize these compensation costs net of a forfeiture rate and recognize the compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period for each separately vesting portion of the award, which is the option vesting term of four years.  ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  We estimate the fair value of stock options granted using the Black-Scholes-Merton option pricing model.  Stock-based compensation expense recognized under ASC 718 and ASC 505-50 were approximately $67,000, $44,000 and $107,000 for the years ended December 31, 2011, 2012 and 2013, respectively.

Recently Issued Accounting Standards

In February 2013, the FASB issued ASU No. 2013-02, "Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income." Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of Accumulated Other Comprehensive Income, or AOCI, by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the requirements for reporting net income or other comprehensive income in the financial statements. ASU 2013-02 is effective as of January 1, 2013. Since this standard only impacts presentation and disclosure requirements, its adoption did not have a material impact on our consolidated results of operations or financial condition.

        In July 2013, the Financial Accounting Standards Board ("FASB") issued a new accounting standard that will require the presentation of certain unrecognized tax benefits as reductions to deferred tax assets rather than as liabilities in the consolidated balance sheets when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The Company will be required to adopt this new standard on a prospective basis in the first quarter of fiscal 2015; however, early adoption is permitted as is a retrospective application. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

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

We work closely with our customers and prospective customers to determine their requirements and design enhancements and new releases to meet their needs.  Research and development activities take place in our facilities in Israel.  We employed 12 persons in research and development as of December 31, 2013, as compared to 12 persons in research and development as of December 31, 2012 and 15 persons in research and development as of December 31, 2011.

We have committed substantial financial resources to research and development for our TEM and billing solution activities.  Among our various development plans, our roadmap includes the integration of our TEM products with our other complementary TEM products within the next few years.  During 2011, 2012 and 2013, our net research and development expenditures were $1.9 million, $1.3 million and $1.4 million, respectively.  In the past, we received funding from the OCS for selected research and development projects.  We applied to the OCS for new grants for our research and development projects until 2011 and we have subsequently received approval for such applications other than the 2011 application.

Under the terms of research and development grants that we have received from the OCS, we are required to pay royalties on the revenues derived from products incorporating know-how developed with such grants and ancillary services in connection therewith, up to 100% to 150% of the dollar-linked value of the total grants, plus interest.  We are required to pay royalties at a rate of 3%-5%.  The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.  Since June 1997, we have paid the OCS royalties on all call accounting product sales at the applicable rates at the time of payment.  See Item 10E. “Additional Information - Taxation - Grants under the Law for the Encouragement of Industrial Research and Development, 1984.”  As of December 31, 2013, we had a contingent obligation to pay royalties to the OCS in the amount of approximately $8.6 million plus interest at a rate equal to the 12 month LIBOR rate for grants received after January 1999.

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

F.           Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2013 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(U.S. dollars in thousands)
Operating lease obligations	479	217	136	116	10
Accrued severance pay*	857	--	--	--	857
Total	1,336	217	136	116	867
__________
* See Item 6D. “Directors, Senior Management and Employees - Employees.”

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position with the Company
Chaim Mer	66	Chairman of the Board of Directors
Eytan Bar	48	Chief Executive Officer
Alon Mualem	47	Chief Financial Officer
Josef Brikman	56	President, North America Operations
Isaac Ben-Bassat	60	Director
Eytan Barak (1) (2)	69	Outside Director
Roger Challen	68	Director
Steven J. Glusband	67	Director
Yaacov Goldman (1) (2)	59	Director
Varda Trivaks (1) (2)	57	Outside Director
___________________
(1) Member of our audit committee
(2) Member of our compensation committee

Messrs. Mer, Ben-Bassat, Challen, Glusband and Goldman will serve as directors until our 2014 Annual General Meeting of Shareholders.  All of such persons were elected to serve as directors by our shareholders at our 2013 Annual General Meeting of Shareholders.  Ms. Trivaks will serve as an outside director pursuant to the provisions of the Israeli Companies Law for a second three-year term until August 2014, following which her  service may be renewed for a third three-year term. Mr. Barak will serve as an outside director pursuant to the provisions of the Israeli Companies Law for a third three-year term until December 2016. Mr. Lior Salansky, who was a member of our board of directors since April 2008, resigned as a director effective January 31, 2014.

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

Yaacov Goldman has served as a director since May 2004 and is a member of our audit committee.  Mr. Goldman provides consulting services to companies in strategic-financial areas, through his wholly owned company, Maanit-Goldman Management & Investments (2002) Ltd.  Mr. Goldman also serves as a director of Golden House Ltd., Collect Biomed Ltd., Isrotel Ltd., Meitav Dash Investments Ltd., Medi Power (Overseas) Public Co. Limited, IceCure Medical Ltd. Proteologics Ltd. and Renewable Resources Ltd. and its affiliated companies.  Until March 2012, Mr. Goldman served as a director of Elron Electronic Industries Ltd. and Negev Ceramics Ltd. Until July 2010, Mr. Goldman served as a director of Bank Leumi Le'Israel Ltd. and until June 2009 as Chairman of ITGI Medical Ltd.  Mr. Goldman served as the Professional Secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel from October 2004 until September 2008.  Commencing in 1981, Mr. Goldman worked for Kesselman & Kesselman (Israeli member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of such firm.  From September 2000 until November 2001, Mr. Goldman served as managing director of Argoquest Holdings, LLC.  From March 2002 until October 2002, Mr. Goldman acted as a consultant to a private equity initiative with Poalim Capital Markets & Investments Ltd.  Mr. Goldman holds a B.A. degree in Economics and Accounting from Tel Aviv University and is a Certified Public Accountant (Israel).

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

B.           Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2013.

	Salaries, fees, commissions and bonuses		Pension, retirement and similar benefits
	(in thousands)
All directors and executive officers as a group (11 persons)	$1,231	(1)	$80
       ___________________
      (1) In addition to this amount, we provide automobiles to certain of our executive officers at our expense.

Mr. Chaim Mer, the Chairman of our Board of Directors, devotes approximately 20% of his time to the management of our company in consideration of which we pay him a monthly salary of $7,000.

With respect to Messrs. Ben-Bassat, Challen, and Glusband, in 2013 we paid them an annual fee of approximately $8,400 and a per meeting attendance fee of $300.

With respect to Mr. Goldman (effective May 2013 until which point he received an annual fee of $16,800 and a per meeting fee of $400), Mr. Salansky (effective December 2012) and our outside directors, we pay an annual fee, payable quarterly, of NIS 30,500 (currently equivalent to approximately $8,700) and a per meeting attendance fee of NIS 1,700 (currently equivalent to approximately $480).

At our 2013 Annual General Meeting of Shareholders, our shareholders approved a bonus plan for our chief executive officer for the 2013-2014 period. In addition, our board of directors and compensation committee approved a bonus plan for two other executives for the same period.

At the 2013 Meeting, our shareholders approved the grant of options to our CEO to purchase 80,000 ordinary shares.  The options were granted under our 2003 Plan and will vest in four equal annual installments, commencing on May 8, 2014 and ending on May 8, 2017.  The options will expire on the fifth anniversary of the date of the 2013 Meeting (August 7, 2013) unless earlier terminated pursuant to the terms of the 2003 Plan.  The exercise price per share of the options is equal to the closing price per share of our ordinary shares on the NASDAQ Capital Market on the date of the 2013 Meeting ($2.08).

As of December 31, 2013, our three executive officers held options to purchase an aggregate amount of 346,250 ordinary shares with exercise prices ranging from $1.44 to $2.26 and a vesting period of four years commencing on the respective grant dates of the options. Of such options, options to purchase 26,250 ordinary shares will expire in May 2014, options to purchase 112,500 ordinary shares will expire in August 2016, options to purchase 87,500 ordinary shares will expire in November 2016, options to purchase 40,000 ordinary shares will expire in May 2018 and options to purchase 80,000 ordinary shares will expire in August 2018.  Such options were granted under our 2003 Israeli Share Option Plan and 2006 Stock Option Plan. In 2013, 35,250 options were exercised.

At the 2013 Meeting, our shareholders also approved the grant of options to Mr. Lior Salansky to purchase 40,000 ordinary shares.  On January 29, 2014, the Company received notice from Mr. Lior Salansky that he was resigning as a director of the Company effective January 31, 2014 and all of the options granted to Mr. Salansky subsequently expired.

See Item 6E., “Directors, Senior Management and Employees - Share Ownership – Stock Option Plans.”

C.           Board Practices

Election of Directors

Our Articles of Association provide for a Board of Directors consisting of up to twelve members or such other number as may be determined from time to time at a general meeting of shareholders.  Our Board of Directors is currently composed of eight directors.

Pursuant to our articles of association, all of our directors (except the outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected.  The Board of Directors, may, at any time from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number.  All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office.  All of our current directors (including one outside director) were elected by our shareholders at our annual general meeting of shareholders held in August 2013.

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

An outside director may be re-elected to serve for two additional three-year terms in one of the two following methods: (i) the board of directors proposed the nomination of the outside director for an additional term and her or his appointment is approved by the shareholders in the manner required to appoint outside directors for an initial term as set forth above, or (ii) in the event a shareholder holding 1% or more of the voting rights nominates the outside director for an additional term, the nomination is required to be approved by a majority of the votes cast by the shareholders of the company; provided that: (x)  the votes of controlling shareholders, the votes of shareholders who have a personal interest in the approval of the appointment of the outside director, other than a personal interest that is not as a result of such shareholder’s connections to the controlling shareholder, and abstaining votes are excluded from the counting of votes and (y) the aggregate votes cast by shareholders in favor of the nomination that are counted for purposes of calculating the majority exceeds 2% of the voting rights in the company. The outside director nominated by shareholders may not be a related or competing shareholder or a relative of such shareholder at the date of appointment and may not have an affiliation to a related or competing shareholder at the date of appointment or for the two year period prior to the appointment. A “related or competing shareholder” is defined by the Companies Law as the shareholder that proposed the nomination or a significant shareholder (a shareholder holding five percent or more of the outstanding shares of a company or of the voting rights in a company), provided that at the date of appointment of the outside director such shareholder, its controlling shareholder or a corporation controlled by either of them, have business connections with the company or are competitors of the company. The term “affiliation” is defined as set forth above.

Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

Any committee of the board of directors exercising powers delegated by the Board must include at least one outside director and the audit committee and compensation committee must include all of the outside directors.  An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

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

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an outside director; or (ii) a director that serves as a board member less than nine years (subject to the right to extend such period for additional three-year terms granted to certain companies, including companies whose shares are listed on Nasdaq) and the audit committee has approved that he or she meets the independence requirements of an outside director.  A majority of the members serving on the audit committee must be independent under the Israeli Companies Law. In addition, a publicly traded company may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will be independent.  We have not included such a provision in our articles of association.

Our Board of Directors has determined that our outside directors, Mr. Eytan Barak and Ms. Varda Trivaks, both qualify as independent directors under the rules of the SEC and NASDAQ.  Our Board of Directors has further determined that each of Messrs. Steven Glusband and Yaacov Goldman qualifies as an independent director under the requirements of the SEC, NASDAQ and the Israeli Companies Law.

Audit Committee

Our audit committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Exchange Act, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company and proposing to the board of directors ways to correct such defects, and such other duties as may be directed by our board of directors.  The responsibilities of the audit committee also include determination as to whether or not a transaction is an “extraordinary transaction” or an action is a “material action” and, to the extent required, approving such related-party transactions and actions as required by law.  In a recent amendment to the Companies Law, which became effective in January 2014, two additional functions were added to audit committees: (a) to determine in connection with transactions with the controlling shareholder or with a third party in which the controlling shareholder has a personal interest (all whether such transactions are extraordinary or not) and in connection with transactions with the controlling shareholder or its relative, directly or indirectly, for the receipt of services or in connection with terms of employment or service, a duty to conduct a competitive process, supervised by the audit committee or anyone else appointed by the audit committee and based on criteria determined by the audit committee, or to determine that other procedures determined by the audit committee will be conducted, prior to execution of such transactions, all based on the type of the transaction (the audit committee is permitted to determine criteria for this matter once a year in advance) and (b) to determine the method of approval of non-negligent transactions (i.e., transactions of a company with a controlling shareholder or with a third party in which the controlling shareholder has a personal interest that the audit committee determined are not extraordinary but are non-negligent), including to determine types of such transactions that will require the approval of the audit committee (the audit committee is permitted to determine a classification of transactions as non-negligent based on criteria determined once a year in advance). Under Israeli law an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and it otherwise meets the composition requirements of the Israeli law.

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

Compensation Committee

In accordance with the Israeli Companies Law, our compensation committee’s role is to: (i) recommend a compensation policy for office holders and to recommend to the board, once every three years, the continued validity of the compensation policy that was determined for a period exceeding three years; (ii) recommend an update the compensation policy from time to time and to examine its implementation; (iii) determine whether to approve the Terms of Service and Employment of Office Holders that require the committee’s approval; and (iv) determine whether a transaction  is exempt from the requirement for shareholders’ approval.  The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to deviation from the compensation policy that was adopted by the company.

In accordance with the Israeli Companies Law, our compensation committee must consist of no less than three members, including all of our outside directors (who must constitute a majority of its members of the committee), and that the remainder of the members of the compensation committee be directors whose terms of service and employment were determined pursuant to the applicable regulations.  Similar  restrictions to the restrictions on the actions and membership in the audit committee, as discussed above under “Audit Committee”, are imposed on the compensation committee, with respect to, among other things, the requirement that an outside director serve as the chairman of the committee and the list of persons who may not serve on the committee.  We have established a compensation committee that is currently composed of our outside directors, Ms. Varda Trivaks, and Mr. Eytan Barak, and Mr. Yaacov Goldman.

Compensation Policy

In accordance with the Israeli Companies Law, in August 2013, our shareholders approved a compensation policy that must be approved once every three years.

The approval of the compensation policy by our shareholders requires the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter provided that at least one of the following conditions is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the compensation policy (or the transaction, as the case may be) or (ii) the total number of shares voted against the compensation policy by shareholders referenced under (i) does not exceed 2% of the company’s outstanding voting rights.  We may approve a compensation policy even in the event it is rejected by the shareholders; provided that the compensation committee and thereafter the board of directors resolve that the approval of the compensation policy is for the benefit of our company.

The board of directors is required to periodically examine the compensation policy and the need for adjustments based on the considerations in determining a compensation policy in the event of a material change in the circumstances prevailing during the adoption of the compensation policy or for other reasons.

Our compensation policy is intended to assist our company to achieve its goals and its work plans with a long term view and to ensure that:

o	The interests of the directors and officers of our company will be as close as possible and in the closest possible conformity to the interests of our shareholders.

o	We will be able to recruit and retain senior managers who have the ability to lead our company to business success and to confront the challenges we face.

o	Our directors and officers will be motivated to achieve a high level of business performance without taking unreasonable risks;

o
An appropriate balance will be created between the various components of compensation - fixed components vs. variable components, short-term vs. long-term, and compensation in cash vs. equity based compensation.

The overall compensation of each employee and especially of our officers is based on a number of components, so that each component rewards the employee for a different aspect of his contribution to the company.

•
Fixed base salary - intended to compensate the employee for the time spent in carrying out his work for the company and for execution of the ongoing tasks of his position on a daily basis. The base salary represents the employees' skills on one hand (such as: experience, job knowledge, expertise, education, professional qualifications, etc.) and on the other hand, the job requirements and the scope of authority and responsibilities of the employee.

•
Social and Incidental Benefits - some of which are statutorily defined (pension savings, severance contributions, loss of work capacity insurance, vacation, sick leave, etc.), some of which reflect standard work market practice (such as savings in education funds in Israel while maximizing the inherent advantages for the employee in the tax benefits offered by the State of Israel) and some of which are intended to supplement the fixed salary and to compensate the employee for expenses incurred in the performance of his work (such as travel costs).

•
Variable, Performance Based Rewards (Annual Bonus, Commissions and Grants) - Is intended to compensate the employee for his achievements and contribution to our company’s goals during the period for which the variable compensation is paid. In general, the weight ascribed to this component as a part of the total compensation package increases as the employee is in a more senior position.

•
Equity based compensation - is intended to tie between the maximization of shareholders’ value as expressed in the value of our shares in the long-term and the compensation given to managers and employees of our company. We believe that this compensation creates proximity between the interests of our employees and managers and our shareholders, and thus assists in motivating and retaining the key positions holders in our company.

In order to ensure consistency between all of the compensation components, in their approval deliberations for each of the components of compensation for an officer, the Compensation Committee and the Board of Directors will be presented with the entire compensation package of the officer.

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

Approval of Transactions with Office Holders

Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has a personal interest) must be approved by the board of directors and, in some cases, by the audit committee and by the board of directors, and under certain circumstances shareholder approval may also be required, provided, however, that each such transaction is required also to be for the benefit of the company.  A director who has a personal interest in a transaction may not be present during the discussions and may not vote on the transaction, unless the transaction does not pertain to terms of service and employment and is not an extraordinary transaction or the majority of the members of the board or the audit committee has a personal interest.  In the event the majority of the members of the board of directors have a personal interest, they are entitled to participate in the meeting but the approval of the general meeting of shareholders is also required.

Approval Process of Terms of Service and Employment of Office Holders

The process for approval of Terms of Service and Employment of office holders is as follows:

•           With respect to our chief executive officer, a controlling shareholder or a relative of a controlling shareholder, approval is required by the (i) Compensation Committee, (ii) board of directors and (iii) company’s shareholders with the “special majority” described above (in that order). Subject to certain conditions, the Israeli Companies Law provides an exemption from the shareholder approval requirement in connection with the approval of the Terms of Service and Employment of a CEO candidate.

•           With respect to a director, approval is required by the (i) compensation committee, (ii) board of directors and (iii) company’s shareholders with a regular majority (in that order).

•           With respect to any other office holder, approval is required by the Compensation Committee and the board of directors (in that order); however, in the event of an update of existing Terms of Service and Employment, which the Compensation Committee confirms is not material, Compensation Committee approval is sufficient.

In the event the transaction with any office holder is not in accordance with the compensation policy, the approval of the company’s shareholders, by “special majority,” is also required.  In the event the company’s shareholders do not approve the compensation of the CEO or other office holders (who are not directors, controlling shareholders or relatives of the controlling shareholders), the Compensation Committee and board of directors may, in special situations, approve the transaction, subject to their providing detailed reasons and after discussion and examination of the rejection by the company’s shareholders.

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

Administrative Sanctions.  The Israeli Securities Authority is authorized to impose administrative sanctions against companies like ours and their office holders for certain violations of the Israeli Securities Law or the Israeli Companies Law.  These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time.  The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1.0 million (currently equivalent to approximately $260,000), plus the greater of the following amounts payable to persons who suffered damages as a result of the violation: (i) the amount of profits earned or losses avoided by the violator as a result of the violation, up to the amount of the applicable fine, or (ii) compensation for damages suffered by the injured persons, up to 20% of the fine imposed on the violator.

Only certain types of liabilities may be reimbursed by indemnification and insurance.  Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them (as described in clause (ii) of the immediately preceding paragraph) are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association.

D.           Employees

On December 31, 2013, we and our consolidated subsidiaries employed 59 persons, of which 12 persons were employed in research and development, 20 in training and technical support, 11 in sales and marketing and 16 in operations and administration.  As of December 31, 2013, 23 of our employees were located in Israel, 34 of our employees were located in the United States and 2 of our employees were located in Hong Kong.

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

Cost of living adjustment of employees’ wages is determined on a nationwide basis and is legally binding, if and when applied.  Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is similar to the United States Social Security Administration and additional sums towards compulsory health insurance.  In 2013, payments to the National Insurance Institute amounted to approximately 15% of wages, of which approximately two-thirds was contributed by employees with the balance contributed by the employer.

Pursuant to Israeli law, we are required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause.  Pursuant to an order issued in December 2007 by the Israeli Minister of Industry, Trade and Labor, new provisions relating to pension arrangements in the collective bargaining agreements between the Histadrut and the Coordination Bureau of Economic Organizations apply to all employees in Israel.  According to such provisions, all employees employed in Israel for at least six months are entitled to pension benefits to be funded by preset monthly contributions of the employee and the employer and to certain severance benefits regardless of whether they or we terminated their employment.  We partly satisfy this obligation by contributing approximately 8.3% of between 80%-100% of the employee’s annual gross salary to a fund known as “Managers’ Insurance” or to pension fund.  This fund provides a combination of savings plans, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and a severance payment, if legally entitled, upon termination of employment.  The remaining part of this obligation is presented in our balance sheet as the difference between the “accrued severance pay” and “severance pay fund.”

E.           Share Ownership

The following table sets forth certain information as of March 12, 2014 regarding the beneficial ownership of our ordinary shares by each of our directors and all of our executive officers and directors as a group:.

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Chaim Mer	1,112,654	(3)	23.8%
Isaac Ben-Bassat	344,607	(4)	7.4%
Eytan Barak	--		--
Roger Challen	992,708	(5)	21.3%
Steven J. Glusband	500		*
Yaacov Goldman	--		--
Ms. Varda Trivaks	--		--
All executive officers and directors as a group (10 persons)	2,619,219	(6)	54.2%
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

(2)	The percentages shown are based on 4,665,557 ordinary shares (excluding 5,400 ordinary shares held as treasury stock) issued and outstanding as of March 12, 2014.

(3)
Based upon a Schedule 13D/A filed with the SEC on May 26, 2009 and other information available to our company.  Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the record holders of 234,610 ordinary shares and the beneficial owners of 872,226 ordinary shares through their controlling interest in Mer Ofekim Ltd., 5,770 ordinary shares through their controlling interest in Mer Services Ltd. and 48 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(4)
Based upon a Schedule 13D/A filed with the SEC on October 30, 2008 and other information available to our company.  Includes 29,584 ordinary shares owned of record by Mr. Ben-Bassat and 315,023 ordinary shares owned of record by Ron Dan Investments Ltd., a company controlled by Mr. Ben-Bassat.

(5)
Based upon a Schedule 13D filed by Mr. Roger Challen and The Info Group, Inc. with the SEC on September 6, 2012 and other information available to our company. The 992,708 ordinary shares are held of record by The Info Group, Inc., a Massachusetts corporation controlled by Mr. Roger Challen.  Accordingly, Mr. Roger Challen may be deemed to have the sole voting and dispositive power as to the ordinary shares held of record by The Info Group, Inc.

(6)
Includes 168,750 ordinary shares subject to options granted under our 2003 Israeli Share Option Plan and 2006 Option Plan that are currently exercisable or exercisable within 60 days of the date of this table.

Stock Option Plans

2003 Israeli Share Option Plan

In August 2013, our shareholders approved amendments to the 2003 Israeli Share Option Plan, or the 2003 Plan. Its term was extended by ten years so that the 2003 Plan will expire on November 30, 2023, unless further extended. The number of ordinary shares issuable under the 2003 Plan was increased by an additional 500,000 ordinary shares, so that we are entitled to issue up to 946,957 ordinary shares under the 2003 Plan.  Options granted under the 2003 Plan are not assignable or transferable by an optionee, other than by will or by laws of descent and distribution, and during the lifetime of an optionee may be exercised only by the optionee or by the optionee’s legal representative.  Such options may be exercised as long as the optionee is employed by, or providing services to us or any of our affiliates, to the extent the options have vested and, under certain circumstances set forth in the 2003 Plan, for a period of 90 days thereafter. The Board of Directors or the stock option committee, as the case may be, may permit options to continue to be in effect following the termination of employment, so long as the resolution is adopted prior to expiration of the options as a result of termination and there is no change in the original expiration date of the options.

During 2013, 186,000 options were granted under the 2003 Plan and 35,250 options were exercised.  At December 31, 2013, options to purchase 287,250 ordinary shares were outstanding under the 2003 Plan, exercisable at an average exercise price of $2.03 per share.

2006 Stock Option Plan

In June 2006, we adopted our 2006 Stock Option Plan, or the 2006 Plan, under which up to 200,000 post-reverse split ordinary shares may be issued (subject to standard adjustments) to employees, officers and non-employee directors of ours and our affiliates.  Ordinary shares as to which an option granted under the 2006 Plan has not been exercised at the time of its expiration, cancellation or forfeiture may again be subject to new awards under the 2006 Plan.  At our 2011 annual general meeting, our shareholders approved an amendment to our 2006 Stock Option Plan to provide for the issuance thereunder of an additional 200,000 post-reverse split ordinary shares and to increase the total number of ordinary shares with respect to which options may be granted thereunder to any eligible employee during any 12 month period to 150,000 (instead of 50,000 according to the original 2006 Plan) ordinary shares, subject to adjustment as provided in the 2006 Plan. At our 2013 annual general meeting, our shareholders approved an amendment to our 2006 Stock Option Plan to provide for the issuance thereunder of an additional 150,000 post-reverse split ordinary shares, such that we will be entitled to issue options to purchase up to 550,000 ordinary shares under the 2006 Plan.

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

In August 2013, our shareholders approved an amendment to the 2006 Plan. The number of ordinary shares issuable under the 2006 Plan was increased by an additional 150,000 ordinary shares, so that we are entitled to issue up to 550,000 ordinary shares under the 2006 Plan.

During 2013, 16,000 options were granted under the 2006 Plan and no options were exercised.  At December 31, 2013, options to purchase 158,500 ordinary shares were outstanding under the 2006 Plan, exercisable at an average exercise price of $1.62 per share.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth certain information as of March 12, 2014 regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares(2)
Chaim Mer and Dora Mer	1,112,654	(3)	23.8%
Roger Challen	992,708	(4)	21.3%
Isaac Ben-Bassat	344,607	(5)	7.4%
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

(2)	The percentages shown are based on 4,665,557 ordinary shares (excluding 5,400 ordinary shares held as treasury stock) issued and outstanding as of March 12, 2014.

(3)
Based upon a Schedule 13D/A filed with the SEC on May 26, 2009 and other information available to our company.  Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the record holders of 234,610 ordinary shares and the beneficial owners of 872,226 ordinary shares through their controlling interest in Mer Ofekim Ltd., 5,770 ordinary shares through their controlling interest in Mer Services Ltd. and 48 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

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

Significant Changes in the Ownership of Major Shareholders

On August 29, 2012, Mr. Lior Salansky, who was a director, filed a Schedule 13D/A with the SEC reflecting that he sold all the 554,281 ordinary shares held by him since 2008.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 7, 2014, there were 111 holders of record of our ordinary shares, of which 65 record holders holding approximately 71.08% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 47.97% of our outstanding ordinary shares as of such date).

B.           Related Party Transactions

C. Mer is a publicly traded company in which Mr. Chaim Mer, the Company's chairman of the board and Mr. Isaac Ben Bassat, a director of the Company, are members of the controlling group. Mr. Mer has been the Chairman of Board of Directors of C. Mer since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005.  Presently, the only service provided to us by C. Mer is our participation in its umbrella liability insurance coverage.  We believe that the terms under which C. Mer provides such participation to us is on a basis no less favorable than could be obtained from an unaffiliated third party.  In 2012, we engaged with Mer Telecom Ltd., a subsidiary of C. Mer, in a deployment of a Mobile Financial Services (MFS) solution for a customer in Africa in a revenue share model with a minimum total value of $460,000 over a three year period. The transaction was approved by our board of directors and we completed its deployment in 2013 and received the setup fee of $100,000. As of December 31, 2013, the solution was implemented, but the customer has not as yet activated the solution.

Beginning January 1, 2009 and as part of the acquisition of certain assets and liabilities of the telecommunications expense management solutions business of AnchorPoint (now known as The Info Group Inc.), Mr. Roger Challen, the controlling shareholder and chief executive officer of AnchorPoint, was employed by our company at an annual salary of $77,760.  We terminated such employment relationship effective as of June 30, 2011, and instead, our shareholders authorized his provision of consultancy services to us at a monthly cost of $2,000. As we did not enter into a consulting agreement with Mr. Challen, nor were consulting fees paid, our audit committee, Board of Directors and shareholders approved the payment of fees to him effective from January 1, 2012 and for the duration of his service as a non-employee director.  The fees are equivalent to the fees we pay to our other non-employee directors for their service in such capacity (an annual fee of $8,400 and a per meeting attendance fee of $300).  Mr. Challen also receives reimbursement of travel related expenses in connection with his attendance of Board of Directors’ meetings, pursuant to guidelines for reimbursement of director travel related expenses approved by our audit committee and Board of Directors.  In addition, since January 1, 2009 and as part of the acquisition of certain assets and liabilities of AnchorPoint’s TEM solutions, we also received certain services from Data Distributors, Inc., a company controlled by Mr. Challen.  These services include reimbursement for shared expenses, development and IT services, other administrative services and rental related fees.  These services were significantly reduced during 2011 and reduced further in 2012 and in 2013.  Expenses recognized with respect to the above mentioned services were approximately $195,000, $0 and $0 for the year ended December 31, 2011, 2012 and 2013, respectively. In addition, we rent from Mr. Challen an office in Powder Springs, Georgia, where we occupy approximately 4,800 square feet of space under a month-to-month lease, for a monthly rental fee of approximately $4,700. Mr. Challen is the controlling shareholder of the Info Group Inc., which is the beneficial owner of 21.3% of our ordinary shares.

On March 25, 2009, our audit committee and Board of Directors approved a transaction with Mer & Co. (1982) Ltd., or Mer & Co., a subsidiary of C. Mer, that is an approved supplier of the Israeli Defense Forces.  According to the terms of the transaction, we sell our products to Mer & Co., which then represents us and resells our products to the Israeli Defense Forces.  For these services, we agreed to pay Mer & Co. 5% of the amounts we receive from the Israeli Defense Forces for our products; however, as of December 31, 2013, Mer & Co. has provided such services without charge.

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

 During August 2007, our now inactive Brazilian subsidiary, TABS Brazil Ltda., was ordered by the Labor Law Court in Brazil to pay approximately 167,000 Brazilian Reais (approximately $71,000) to one of its former employees.  Such amount bears interest at a rate of 1% per month from the date that the claim was filed. We recorded a provision in our financial statements for the amount deemed probable.

We are a party to various other claims that arise in the ordinary course of business.  Accordingly, we have recorded a provision of approximately $225,000 in respect of such claims in accordance with ASC 450, “Contingencies,” based on the opinion of our management and legal advisors.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2013.

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

Year	High	Low
2013	$5. 11	$1.55
2012	$3.99	$1.37
2011	$2. 14	$1. 15
2010	$4. 00	$0. 60
2009	$4. 78	$1. 20

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

	High	Low
2012
First Quarter	$2. 14	$1. 37
Second Quarter	$2. 04	$1. 50
Third Quarter	$3. 30	$1. 51
Fourth Quarter	$3. 99	$2. 50

2013
First Quarter	$5. 11	$2. 47
Second Quarter	$2. 71	$1. 55
Third Quarter	$2. 27	$1. 55
Fourth Quarter	$2. 75	$1. 67

2014
First Quarter (through March 10)	$2. 63	$1. 74

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

Month	High	Low
October 2013	$2. 70	$1. 67
November 2013	$2. 52	$1. 97
December 2013	$2. 75	$2. 37
January 2014	$2. 63	$1. 90
February 2014	$1. 90	$1. 78
March 2014 (through March 10)	$1. 79	$1. 74

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

Annual and Extraordinary Meetings

Under the Israeli Companies Law a company must convene an annual meeting of shareholders at least once every calendar year and within 15 months of the last annual meeting.  Depending on the matter to be voted upon, notice of up to 35 days prior to the date of the meeting is required.  Our board of directors may, in its discretion, convene additional meetings as “special general meetings.”   In addition, the board must convene a special general meeting upon the demand of two of the directors or 25% of the directors, one or more shareholders holding at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders holding at least 5% of the voting power in the company.  See Item 10B. “Additional Information - Memorandum and Articles of Association - Rights Attached to Shares - Voting Rights.”

Limitations on the Rights to Own Securities in Our Company

Neither our memorandum of association nor our articles of association nor any applicable law restrict in any way the ownership or voting of shares by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

Tender Offer

The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company.  Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than a 45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company. These requirements do not apply if, in general, the acquisition: (1) was made in a private placement that received shareholder approval as a private placement and was meant to grant the purchaser 25% or more of the voting rights of a company in which no other shareholder holds 25% or more of the voting rights, or to grant the purchaser more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights, (2) was from a 25% or greater shareholder of the company which resulted in the acquiror becoming a 25% or greater shareholder of the company, or (3) was from a shareholder holding more than a 45% interest in the company which resulted in the acquiror becoming a holder of more than a 45% interest in the company.

 If, as a result of an acquisition of shares, the acquiror will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares, or a full tender offer. A full tender offer is accepted if either: (i) holders of less than 5% of the outstanding shares do not accept the tender offer and more than half of the offerees who do not have a personal interest in accepting the tender offer accepted it, or (ii) holders of less than 2% of the outstanding shares do not accept the tender offer. If the full tender offer is not accepted, then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

The Companies Law provides for appraisal rights in the event a full tender offer is accepted if the shareholder files a request with the court within six months following the consummation of a full tender offer. The acquirer may provide in the tender offer documents that any shareholder that accepted the offer and tendered his shares will not be entitled to appraisal rights.

Merger

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

General Corporate Tax Structure

Generally, Israeli companies are subject to "Corporate Tax" at their taxable income.  The Israeli corporate tax rate was, 24% in 2011, 25% in 2012 and remained 25% in 2013. The corporate tax rate has been increased to 26.5% in 2014. In view of this increase in the corporate tax rate since 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

Controlled Foreign Companies

Under the controlled foreign companies rules an Israeli company may become subject to Israeli taxes (as deemed dividends) on non-distributed profits of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains) and if the taxes imposed outside of Israel are no more than 15% of the profits.

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

In December 2010, the Israeli Parliament passed the Law for Economic Efficiency for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among other things, amendments to the Investment Law, effective as of January 1, 2011.  According to the amendment, the benefit tracks under the Investment Law were modified and a uniform tax rate will apply to all of the income of an Approved or Privileged Enterprise.  Companies may elect to irrevocably implement the amendment (while waiving benefits provided under the Investment Law as currently in effect) and subsequently would be subject to the amended tax rates that are: 15% in 2011 and 2012 (in development area A - 10%), 12.5% in, 2013 and 2014 (in development area A - 7%) and 12% in 2015 and thereafter (in development area A - 6%).  Our company is not in development area A.  Our company chose not to adopt this amendment, but may elect to do so in the future should we choose to adopt this amendment, we will have to inform the Israeli tax authority.

Tax Benefits for Research and Development

Israeli tax law allows, under specified conditions, a tax deduction for expenditures, including capital expenditures, in the year incurred relating to scientific research and development projects, if the expenditures are approved by the Office of the Chief Scientist, determined by the field of research, and the research and development is for the promotion of the company and is carried out by or on behalf of the company seeking such deduction.  However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects.  Expenditures not so approved are deductible over a three-year period.

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

In the past, we received funding from the Office of the Chief Scientist for selected research and development projects.  We did not apply for any research and development grants from the Office of the Chief Scientist during the three years ended December 31, 2013.  See Item 5C. “Operating and Financial Review and Prospects - Research and Development” for additional details on the grants that we have received and our contingent liability to the Office of the Chief Scientist.

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

United States Federal Income Taxation

The following is a description of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax considerations that are relevant to U.S. Holders (as defined below) who hold our ordinary shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, or the Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. There can be no assurance that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. This description does not address all tax considerations that may be relevant with respect to an investment in our ordinary shares. This description does not account for the specific circumstances of any particular investor, such as:

•	broker-dealers,

•	financial institutions,

•	certain insurance companies,

•	investors liable for alternative minimum tax,

•	tax-exempt organizations,

•	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar,

•	persons who hold the ordinary shares through partnerships or other pass-through entities,

•	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services,

•	investors that actually or constructively own 10% or more of our shares by vote or value, and

•	investors holding ordinary shares as part of a straddle, or appreciated financial position or a hedging or conversion transaction.

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

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation. You are urged to consult your tax advisors regarding the foreign and U.S. federal, state and local tax consequences of an investment in ordinary shares.

For purposes of this summary, a U.S. Holder is:

•	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•
a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Distributions

Subject to the discussion, below, under the heading “—Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes.  Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that the entire amount of any distribution will generally be reported as dividend income to you. Dividends are included in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in our ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “—Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends will not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as U.S.-source ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

Subject to complex limitations, some of which vary depending upon the U.S. Holder’s circumstances, any Israeli withholding tax imposed on dividends paid with respect to our ordinary shares will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income.  Dividends generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate (see discussion below). A U.S. Holder may be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on our ordinary shares if such U.S. Holder fails to satisfy certain minimum holding period requirements or to the extent such holder’s position in ordinary shares is hedged. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at the lower long-term capital gain rates. Distributions taxable as dividends paid on our ordinary shares should qualify for a reduced rate provided that either: (i) we are entitled to benefits under the Treaty or (ii) our ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that our ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that our ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied, nor does it apply to dividends received from a passive foreign investment company (see discussion below) or in respect of certain risk-reduction transactions or in certain other situations. The legislation enacting the reduced tax rate on qualified dividend income contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of our ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Disposition of Ordinary Shares

If you sell or otherwise dispose of our ordinary shares, you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in our ordinary shares, in each case determined in U.S. dollars. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of our ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A cash basis U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss, which would be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of our ordinary shares that are traded on an established securities market, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to the gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Any foreign currency gain or loss a U.S. Holder realizes will be U.S. source ordinary income or loss.

Passive Foreign Investment Companies

If we were to be classified as a ‘‘passive foreign investment company’’, or a PFIC, in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could otherwise derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.  We will be considered a PFIC, for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. Included in the calculation of our income and assets is our proportionate share of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, by value. If we were determined to be a PFIC for U.S. federal income tax purposes, unfavorable and highly complex rules would apply to U.S. Holders owning ordinary shares directly or indirectly. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

As a result of our relatively substantial cash position at this time, we believe that we may be classified as a PFIC in 2013 and future years, including 2014, under a literal application of the asset test described above, which looks solely to the market value of our assets. Furthermore, in determining the average quarterly value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to the sum of the aggregate value of our outstanding shares (our “market capitalization”) plus our liabilities.  We intend to take the position that the excess of our market capitalization plus liabilities over the book value of our assets may generally be treated as non-passive assets to the extent of our non-passive activities.  Accordingly, if we are not now a PFIC, we may become a PFIC if our market capitalization were to decrease significantly while we still hold substantial cash.

If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced tax rate on qualified dividend income, discussed above, and, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund" by making a “QEF election” or to "mark-to-market" your ordinary shares, as described below,

•
you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over your holding period for such ordinary shares,

•	the amount allocated to the current taxable year, and to any taxable years in your holding period prior to the first day in which we were treated as a PFIC will be treated as ordinary income, and

•
the amount allocated to each prior taxable year during which we are considered a PFIC would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year.

If we were a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder would generally be treated as owning a proportionate amount (by value) of the underlying shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.  U.S. Holders are urged to consult their tax advisers regarding the application of the PFIC rules to any of our subsidiaries.

If you make either a timely QEF election or a timely mark-to-market election in respect of your ordinary shares, you would not be subject to the rules described above. You would not be eligible to make a QEF election unless we comply with certain information reporting requirements. We do not intend to provide the information necessary for U.S. Holders to make QEF elections.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, then in lieu of being subject to the tax and interest charge rules discussed above, a U.S. Holder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such ordinary shares are “regularly traded” on a “qualified exchange.”  In general, our ordinary shares will be treated such as “regularly traded” for a given calendar year if more than a de minimis quantity of our ordinary shares is traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year.  Our ordinary shares are listed on the Tel Aviv Stock Exchange and the NASDAQ.  However, no assurance can be given that our ordinary shares will be regularly traded for purposes of the mark-to-market election.  In addition, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

If you elect to mark to market your ordinary shares, you will generally include in income, in each year in which we are considered a PFIC, any excess of the fair market value of your ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions would generally be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. A U.S. Holder’s adjusted tax basis in their ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules.  Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made in a year in which we are classified as a PFIC, is treated as ordinary income or loss (except that loss on a disposition of ordinary shares is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years). Gain or loss from the disposition of ordinary shares (as to which a mark-to-market election was made) in a year in which we are no longer classified as a PFIC, will be capital gain or loss.

If a U.S. Holder owns our ordinary shares during any year in which we are a PFIC, the U.S. Holder generally must file an IRS Form 8621 with respect to the company, generally with the U.S. Holder’s federal income tax return for that year.  U.S. Holders should consult their tax advisers regarding whether we are a PFIC and the potential application of the PFIC rules.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains.

Backup Withholding and Information Reporting

Payments in respect of our ordinary shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at the rate (currently) of 28%. Backup withholding will not apply, however, if you (i) are a corporation or fall within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

U.S. individuals that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file with their U.S. federal income tax return Form 8938, on which information about the assets, including their value, is provided. Taxpayers who fail to file the form when required are subject to penalties. An exemption from reporting applies to foreign assets held through a financial institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our ordinary shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

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

The documents concerning our company that are referred to in this annual report may also be inspected at our offices located at 14 Hatidhar Street, Ra’anana 4366516, Israel.

I.           Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Exposure to Market Risks

We may be exposed to a variety of risks, including changes in interest rates affecting primarily interest received on short-term deposits and foreign currency fluctuations.  In 2013, our principal market risk was our exposure to currency exchange fluctuations.  We attempt to limit our exposure to currency exchange rate risk by using various hedging techniques, including forward and option contracts.  However, we cannot eliminate the effects of currency fluctuations altogether.  Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.

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

As of December 31, 2013, we had outstanding call and put option contracts in the amount of $0.9 million.  These contracts are for periods of up to seven months.  Our accumulated other comprehensive income as of such date does not include any unrealized gain on the call and put option contracts.  In 2013, we entered into forward, call and put option contracts, in the amount of $2.4 million that converted a portion of our floating currency liabilities to a fixed rate basis, thus reducing the impact of the currency changes on our cash flows.  The purpose of our foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. Changes in the fair value of put option contracts are reflected in our consolidated statements of operations as financial income or expense. In 2013, we recorded financial income of approximately $65,000 with respect to the above transactions in our consolidated statements of operations.

We have operations in several countries in connection with the sale of our products.  A substantial portion of our sales and expenditures are denominated in dollars.  We have mitigated, and expect to continue to mitigate, a portion of our foreign currency exposure through salaries, marketing and support operations in which all costs are local currency based.  As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the Euro and NIS).  A hypothetical 10% movement in foreign currency rates (primarily the Euro and NIS) against the dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in expected 2014 sales revenues of approximately $120,000 and on the other hand a decrease or increase in expected 2014 expenses of approximately $300,000.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2013, our internal control over financial reporting was effective.

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

	Year Ended December 31,
Services Rendered	2012	2013
Audit (1)	$91,000	$97,025
Audit Related	$0	$0
Tax	$0	$0
Other Services (2)	$0	$25,000
______________
(1)
Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit and reviews of our interim financial results, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	Other services relate to due diligence services provided with respect to a proposed transaction.

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

Neither we nor any affiliated purchaser has purchased any of our ordinary shares during 2013.

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

ITEM 16H.           MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.             FINANCIAL STATEMENTS

No applicable.

ITEM 18.             FINANCIAL STATEMENTS

Consolidated Financial Statements

Index to Consolidated Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 -F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Comprehensive Income	F-6
Consolidated Statements of Changes in Shareholders’ Equity	F-7 - F-8
Consolidated Statements of Cash Flows	F-9 - F-10
Notes to Consolidated Financial Statements	F-11 - F-42

ITEM 19.             EXHIBITS

          Exhibit                  Description

1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant (1)

1.3	Amendment to Articles of Association of the Registrant (2)

2.1	Specimen of Ordinary Share Certificate (1)

4.1	2003 Israeli Share Option Plan (3)

4.2	2006 Stock Option Plan (4)

8.1	List of Subsidiaries of the Registrant

11.1	Code of Ethics (3)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Label Linkbase Document

101.PRE*	XBRL Taxonomy Label Linkbase Document

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

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MER TELEMANAGEMENT SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of Mer Telemanagement Solutions Ltd. ("the Company") and its subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of operations, statements of comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2012 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER
March 12, 2014	A Member of Ernst & Young Global

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2012	2013

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,190	$6,369
Restricted cash	38	63
Marketable securities (Note 3)	139	153
Trade receivables (net of allowance for doubtful accounts of $ 46 at December 31, 2012 and 2013, respectively)	1,066	943
Deferred income taxes (Note 9d)	371	-
Other accounts receivable and prepaid expenses (Note 4)	175	147

Total current assets	5,979	7,675

LONG-TERM ASSETS:
Lease deposits	4	-
Severance pay fund	658	725

Total long-term assets	662	725

PROPERTY AND EQUIPMENT, NET (Note 5)	245	183

OTHER ASSETS:
Intangible assets, net (Note 6a)	759	567
Goodwill	3,479	3,479

Total other assets	4,238	4,046

Total assets	$11,124	$12,629

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2012	2013

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$279	$254
Accrued expenses and other liabilities (Note 7)	2,393	2,200
Deferred revenues	1,648	1,766
Liabilities of discontinued operations (Note 1a)	435	362

Total current liabilities	4,755	4,582

LONG-TERM LIABILITIES:
Accrued severance pay	800	857

Deferred tax liability	-	29

COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)

SHAREHOLDERS' EQUITY (Note 11):
Share capital -
Ordinary shares of NIS 0.01 par value - Authorized: 12,000,000 shares at December 31, 2012 and 2013; Issued: 4,625,707 at December 31, 2012 and 4,670,957 at December 31, 2013; Outstanding: 4,620,307 shares at December 31, 2012 and 4,665,557 at December 31, 2013	13	13
Additional paid-in capital	20,120	20,317
Treasury shares (5,400 Ordinary shares at December 31, 2012 and 2013)	(29)	(29)
Accumulated other comprehensive loss	5	(6)
Accumulated deficit	(14,540)	(13,134)

Total shareholders' equity	5,569	7,161

Total liabilities and shareholders' equity	$11,124	$12,629

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2011	2012	2013
Revenues (Note 12):
Product sales	$3,828	$3,665	$2,076
Services	8,175	9,461	10,396

Total revenues	12,003	13,126	12,472

Cost of revenues:
Product sales	1,105	1,154	770
Services	2,836	3,340	3,254

Total cost of revenues	3,941	4,494	4,024

Gross profit	8,062	8,632	8,448

Operating expenses:
Research and development, net	1,909	1,329	1,389
Selling and marketing	1,905	2,457	2,164
General and administrative	3,847	2,804	3,188

Total operating expenses	7,661	6,590	6,741

Operating income	401	2,042	1,707
Financial income, net	2	60	61
Capital gain on sale of investment in affiliate	78	-	-

Income before taxes on income	481	2,102	1,768
Taxes on income, net (Note 9)	10	736	435

Net income from continuing operations	471	1,366	1,333

Net income (loss) from discontinued operations	(84)	-	73

Net income	$387	$1,366	1,406

Net earnings per share:
Basic and diluted net earnings per Ordinary share from continuing operations	$0.11	$0.30	$0.28
Basic and diluted net earnings (loss) per Ordinary share from discontinued operations	$(0.02)	$-	$0.02
Basic and diluted net income per share	$0.09	$0.30	$0.30
Weighted average number of Ordinary shares used in computing basic net earnings per share	4,459,057	4,478,677	4,659,230
Weighted average number of Ordinary shares used in computing diluted net earnings per share	4,459,057	4,531,384	4,720,966

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2011	2012	2013

Net income	$387	$1,366	$1,406

Other comprehensive income (loss):

Change in foreign currency translation adjustments	16	10	(29)

Available-for-sale investments:

Change in net unrealized gains (losses)	(29)	8	19
Reclassification adjustment for net (gains) loss included in net loss	(2)	6	(1)

Other comprehensive income (loss)	(15)	24	(11)

Comprehensive income	$372	$1,390	$1,395

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

			Additional		Accumulated other		Total
	Share capital		paid-in	Treasury	comprehensive	Accumulated	shareholders'
	Number	Amount	capital	shares	income (loss)	deficit	equity

Balance as of January 1, 2011	4,459,057	$13	$19,676	$(29)	$(4)	$(16,293)	$3,363

Stock-based compensation related to options issued to employees	-	-	65	-	-	-	65
Stock-based compensation related to options issued to non employees			2				2
Transaction with principal shareholder	-	-	30	-	-	-	30
Other comprehensive income (loss):
Unrealized losses of available-for-sale marketable securities, net	-	-	-	-	(31)	-	(31)
Foreign currency translation adjustments					16		16
Net income	-	-	-	-	-	387	387

Balance as of December 31, 2011	4,459,057	13	19,773	(29)	(19)	(15,906)	3,832

Stock-based compensation related to options issued to employees	-	-	41	-	-	-	41
Stock-based compensation related to options issued to non employees	-	-	3	-	-	-	3
Exercise of stock options	161,250	*) -	303	-	-	-	303
Other comprehensive income (loss):
Unrealized gains of available-for-sale marketable securities, net	-	-	-	-	14	-	14
Foreign currency translation adjustments	-	-	-	-	10	-	10
Net income	-	-	-	--	-	1,366	1,366

Balance as of December 31, 2012	4,620,307	13	20,120	(29)	5	(14,540)	5,569

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

				Additional		Accumulated other		Total
	Share capital			paid-in	Treasury	comprehensive	Accumulated	shareholders'
Cont.	Number	Amount		capital	shares	income (loss)	deficit	equity

Balance as of December 31, 2012	4,620,307	$13		$20,120	$(29)	$5	$(14,540)	$5,569

Stock-based compensation related to options issued to employees	-	-		93	-	-	-	93
Stock-based compensation related to options issued to non employees	-	-		14	-	-	-	14
Exercise of stock options	45,250	*	)	90	-	-	-	90
Other comprehensive income (loss):
Unrealized gains of available-for-sale marketable securities, net	-	-		-	-	18	-	18
Foreign currency translation adjustments	-	-		-	-	(29)	-	(29)
Net income	-	-		-	-	-	1,406	1,406

Balance as of December 31, 2013	4,665,557	$13		$20,317	$(29)	$(6)	$(13,134)	$7,161

Accumulated foreign currency translation adjustments as of December 31, 2013						$(24)
Accumulated unrealized gains of available-for-sale marketable securities, net as of December 31, 2013						18
						(6)

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2011	2012	2013
Cash flows from operating activities:

Net income	$387	$1,366	$1,406
Net loss from discontinued operations	84	-	(73)

Net income from continuing operations	471	1,366	1,333

Adjustments required to reconcile net income from continuing operations to net cash provided by operating activities:

Loss (gains) on sale of available-for-sale marketable securities	(2)	6	(1)
Capital gain on sale of investment	(78)	-	-
Depreciation and amortization	447	393	316
Deferred income taxes, net	2	(340)	400
Employees and non-employees stock-based compensation	67	44	107
Transaction with principal shareholder	30	-	-
Accrued severance pay, net	(110)	(1)	(10)
Decrease (increase) in trade receivables, net	397	(212)	123
Decrease (increase) in other accounts receivable and prepaid expenses	76	(178)	30
Change in lease deposits	24	2	3
Increase (decrease) in trade payables	21	(47)	(25)
Increase (decrease) in accrued expenses and other liabilities	269	144	(222)
Decrease in deferred revenues	(427)	(377)	118
Increase (decrease) in restricted cash	(45)	7	(25)

Net cash provided by operating activities from continuing operations	1,142	807	2,147

Cash flows from investing activities:

Proceeds from sale of affiliate	90	-	-
Purchase of property and equipment	(87)	(188)	(62)
Proceeds from sale of property and equipment	9	2	-
Investment in available-for-sale marketable securities	(49)	(74)	(80)
Proceeds from sale of available-for-sale marketable securities	40	71	84

Net cash provided by (used in) investing activities	3	(189)	(58)

The reclassified notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2011	2012	2013
Cash flows from financing activities:

Proceeds from exercise of stock options	-	303	90

Net cash provided by financing activities	-	303	90

Net cash provided from discontinued Operations	-	-	-
Increase in cash and cash equivalents	1,145	921	2,179
Cash and cash equivalents at the beginning of the year	2,124	3,269	4,190

Cash and cash equivalents at the end of the year	$3,269	$4,190	$6,369

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Income taxes	$8	$1,210	$274

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

In March 2009, the Company discontinued the operations of TABS Brazil Ltda. its wholly owned subsidiary in Brazil, and its results of operations were classified as discontinued operations in the statement of operations. There are no assets from discontinued operations as of December 31, 2012 and 2013.

The summarized results of operations for TABS Brazil Ltda. for the years ended December 31, 2011, 2012 and 2013, which were reported separately as discontinued operations in the consolidated statements of income, are as follows:

	Year ended December 31,
	2011	2012	2013

Total operating expenses (income)	$84	$-	$(73)

Operating (loss) income	(84)	-	73

Net (loss) income from discontinued operations	(84)	-	73

Basic and diluted net income (loss) per Ordinary share from discontinued operations	$(0.02)	-	$0.02

b.
MTS's products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, and to detect and prevent abuse and misuse of telephone networks including fault telecommunication usage. MTS is a global provider of services and solutions in the Telecom Expense Management (TEM), Cloud Billing, Mobile Virtual Network Enabler (MVNE) and Mobile Money markets.  The Company’s TEM Suite helps organizations reduce operational expenses, improve productivity and optimize networks and services associated with communications networks and information technology. MVNE and Mobile Money offerings enable MVNOs and financial service providers to manage their customers’ and resellers’ lifecycles.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The Company's shares are listed for trade on the NASDAQ Capital Market under the symbol "MTSL".

Revenues from a major customer accounted for 16%, 23% and 33% of total revenues for the years ended December 31, 2011, 2012 and 2013, respectively.

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

The majority of the revenues of the Group are generated in or linked to the U.S. dollar ("dollar"). In addition, a substantial portion of the Group’s costs are incurred in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

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

Restricted cash is a deposit account which is used only for payments of the Company's customers.

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

The marketable securities held by the Company are pledged to secure future rent payments for the Company's facilities in Israel.

g.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, over the estimated useful lives of the assets, at the following annual depreciation rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 20 (mainly 7%)
Leasehold improvements	Shorter of useful life or lease term

h.	Impairment of long-lived assets:

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2012 and 2013, no impairment losses were identified.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350,"Intangibles-Goodwill and Other" goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The Company operates in two reporting units: Enterprise and Service providers. As determined in previous years all goodwill balance is assigned to the Enterprise reporting unit.

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

The Company engaged a third party specialist in order to perform the 2013 annual impairment test.

The Company performs its annual impairment tests during the fourth quarter of each year.

For the period from September 30, 2013 until December 31, 2013, no events occurred or circumstances changed that reduced the fair value of the reporting unit below its carrying value. During 2011, 2012 and 2013, no impairment losses were identified.

j.	Intangible assets:

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

The Company's intangible assets were all acquired in connection with historical acquisitions.

Developed technology is amortized over a period of four-to-eight years, customer relationships are amortized over a period of six to eight years and brand names are amortized over a period of eleven years. During 2011, 2012 and 2013, no impairment losses were identified.

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

Severance expense for the years ended December 31, 2011, 2012 and 2013 amounted to approximately $ 155, $ 165 and $ 160, respectively.

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

Royalty-bearing grants from the Government of Israel for funding certain approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and recorded as a deduction of research and development costs. The Company recorded a grant in the amount of $ 10 in 2011. The Company did not receive any grants during the years ended December 31, 2012 and 2013, respectively.

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

ASC 718 requires companies to estimate the fair value of stock-based awards on the date of grant using an option-pricing model, where applicable. Stock-based compensation expense recognized in the Company's consolidated statements of operations for 2011, 2012 and 2013 include compensation expense for stock-based awards granted based on the grant date fair value estimated in accordance with the provisions of ASC 718.

The Company recognizes these compensation costs net of a forfeiture rate and recognizes the compensation costs for only those shares expected to vest on an accelerated method over the requisite service period for each separately vesting portion of the award, which is the option vesting term of four years. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option pricing model ("Black-Scholes"). No options were granted during 2012. The fair value for options granted in 2011 and 2013 was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Year ended December 31,
Stock options	2011	2012	2013

Expected volatility (1)	100%-101.4%	-	91.4%-100.3%
Risk-free interest (2)	0.37%-0.41%	-	0.35%-0.78%
Dividend yield (3)	0%	-	0%
Expected life (years) (4)	3.75	-	3.34-3.75

(1)	Expected volatility is estimated based upon actual historical stock price movements over an historical period equivalent to the option's expected term;

(2)	The risk-free interest rate for purposes of the Black-Scholes price calculation is based on the yield from U.S. Treasury Bonds with an equivalent term;

(3)	The dividend yield is estimated to be 0% as the Company has historically not paid dividends and has no foreseeable plans to pay dividends.

(4)	Expected term of options granted represents the period of time that options granted are expected to be outstanding, and is estimated based on the Company's history.

q.	Fair value of financial instruments:

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

Assets measured at fair value under ASC 820 on a recurring basis as of December 31, 2013 were presented in the Company's consolidated balance sheet as follows:

	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Marketable securities	$153	$153	-	-

r.	Concentrations of credit risk:

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

The Company’s customers are located mainly in the United States (see Note 12). The Company performs ongoing credit evaluations of its customers. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection according to management estimates.

The Company's restricted marketable securities include investments in equity securities and Israeli government securities. Management believes that the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities. The Company has no off-balance-sheet concentrations of credit risk.

s.	Basic and diluted net earnings per share:

The Company accounts for net earnings per share based on ASC 260,"Earning Per Share", which requires companies to compute both basic and diluted earnings per share, and to disclose the methodology used for the calculations. Basic earnings per share are calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share are computed on the basis of the weighted average number of shares outstanding and the effect of their dilutive potential during the period.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Basic net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. In 2011 all outstanding stock options were excluded from the calculation of the diluted net earnings (loss) per ordinary share since those options were anti-dilutive for the period. In 2012 and in 2013, 52,707 and 61,736, respectively, options have been included in the calculation of the diluted net earnings per Ordinary Share, the effect on the above-mentioned amount was immaterial.

t.	Derivatives and hedging:

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

During 2011, 2012 and 2013, the Company entered into forward, call and put option contracts in the aggregated notional amount of $ 5,350, $ 3,750 and $ 2,400, respectively, that converted a portion of its floating currency liabilities to a fixed rate basis, thus reducing the impact of the exchange rate fluctuations on the Company's cash flow. In 2011, 2012 and 2013, the revaluation profit from these contracts  with respect to the above transactions were $ 10, $ 47 and $ 65, respectively, and are presented in the statements of operations as financial expense, net. As of December 31, 2013, the Company had outstanding call and put option contracts in the amount of $900.

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

Refer also to Note 2.w.1 below.

v.	Reclassification:

Certain amounts in prior years have been reclassified to conform to the current year's presentation.

w.	Impact of recently issued accounting standards

1.
In February 2013, the FASB issued ASU No. 2013-02, "Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income”. Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of Accumulated Other Comprehensive Income ("AOCI") by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. ASU 2013-02 was effective for the Company as of January 1, 2013. This standard only impacts presentation and disclosure requirements. The Company adopted this new guidance on January 1, 2013 and the adoption did not have a material effect on our consolidated financial statements.

2.
In July 2013, the FASB issued a new accounting standard that will require the presentation of certain unrecognized tax benefits as reductions to deferred tax assets rather than as liabilities in the consolidated balance sheets when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company will be required to adopt this new standard on a prospective basis in the first quarter of fiscal 2015; however, early adoption is permitted as a retrospective application. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

NOTE 3:-	MARKETABLE SECURITIES

The following is a summary of the Company's accumulated gross unrealized gains/ losses from investment in marketable securities as of December 31, 2013:

	December 31, 2012				December 31, 2013
	Amortized	Gross unrealized	Gross unrealized	Fair market	Amortized	Gross unrealized	Gross unrealized	Fair Market
	cost	gains	losses	value	Cost	gains	losses	Value
Available-for-sale:

Equity securities	$81	$4	$7	$78	$65	$10	$1	$74
Corporate bonds	47	2	-	49	36	6	-	42
Israeli Government debt	11	1	-	12	34	3	-	37

	$139	$7	$7	$139	$135	$19	$1	$153

The net realized gains and (losses) on sales of available-for-sale securities of $ 2, $ (6) and approximately $ 1 in 2011, 2012 and 2013, respectively, were recorded in financial income.

The amortized cost and fair value of debt and securities as of December 31, 2012 and 2013, by contractual maturity, are shown below:

	December 31, 2012		December 31, 2013
	Amortized cost	Fair market value	Amortized cost	Fair market value

Matures up to one year	$51	$54	$79	$87
Matures after one year through five years	41	42	28	32
Matures after five years	14	16	12	15
Equity securities - no definite maturity date	33	27	16	19

Total	$139	$139	$135	$153

The marketable securities are restricted in order to secure the Company's obligations under an office lease (see Note 8).

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2012	2013

Government authorities	$32	$12
Prepaid expenses	23	60
Lease deposits	53	41
Related parties	10	6
Others	57	28

	$175	$147

NOTE 5:-	PROPERTY AND EQUIPMENT

	December 31,
	2012	2013
Cost:

Computers and peripheral equipment	$752	$813
Office furniture and equipment	185	186
Leasehold improvements	50	50

	987	1,049
Accumulated depreciation:

Computers and peripheral equipment	564	678
Office furniture and equipment	141	151
Leasehold improvements	37	37

Accumulated depreciation	742	866

Depreciated cost	$245	$183

The depreciation expense for the years ended December 31, 2011, 2012 and 2013 amounted to $ 82, $ 102 and $124, respectively.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	INTANGIBLE ASSETS

a.	Intangibles consist of the following:

	December 31,
	2012	2013
Cost:

Development technology	$2,170	$2,170
Customer relationships	1,015	1,015
Brand name	229	229

	3,414	3,414
Accumulated amortization:

Development technology	1,675	1,798
Customer relationships	897	945
Brand name	83	104

	2,655	2,847

Amortized cost	$759	$567

b.	Amortization expense amounted to $ 365, $ 291 and $192 for the years ended December 31, 2011, 2012 and 2013, respectively.

c.	Estimated amortization expense for:

Year ended December 31,

2014	$177
2015	167
2016	160
2017	21
2018-2019	42

$567

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2012	2013

Employees and payroll accruals	$999	$1,013
Institutions and income tax payable	353	134
Accrued expenses	958	1,007
Related parties	83	46

	$2,393	$2,200

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its subsidiaries lease office space and motor vehicles through operating leases. The facilities of the Company and its subsidiaries are leased for periods ending February 2019. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2013 are as follows:

2014	$217
2015	78
2016	58
2017-2019	126

$479

Lease expenses for the years ended December 31, 2011, 2012 and 2013 were approximately $ 573, $ 462 and $ 480, respectively.

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

As of December 31, 2013, the Company had a contingent liability to pay royalties in the amount of approximately $ 8,638 plus interest for grants received after January 1999.

The Company has paid or accrued royalties in its cost of revenues relating to the repayment of such OCS grants in the amount of $ 219, $ 200 and $ 136 for the years ended December 31, 2011, 2012 and 2013, respectively.

c.	Claims and demands:

1.
In April 2000, the Israeli Tax Authorities (the "ITA") issued a demand to the Company for a tax payment for the period of 1997-1999 in the amount of approximately NIS 6,000 ($ 1,607 as of December 31, 2012). The Company appealed the demand to the Israeli Tel Aviv District.

In October 2012, the Tel Aviv District Court rendered its decision, according to which, the Company's claims were partly accepted and partly denied.  According to the court ruling and the final assessment letter from the ITA, the Company had to pay approximately $ 1,430, of which $ 1,190 was paid during 2012 and $ 240 was paid in 2013.

2.	Claims related to discontinued operations:

a)
The Company is a party to various claims that arose in TABS Brazil. Accordingly, the Company recorded a provision of approximately $ 226 in respect of such claims in accordance with ASC 450, "Contingencies", based on the opinion of Company's management.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b)
During August 2007, TABS Brazil was ordered by the Labor Law Court in Brazil to pay approximately $ 71 to one of its former employees. Such amount bears a 1% interest rate per month from the date that the claim was filed. The Company recorded a provision in its financial statements for the total amount of the claim. As of December 31, 2013 total claims related to discontinued operations amounted to $ 362.

3.
In September 2010, Asentinel LLC ("Asentinel"), a competitor of the Company, filed a patent infringement complaint against AnchorPoint (now known as The Info Group Inc.), from whom we purchased certain assets in December 2008, and two other defendants, in the United States District Court for the Western District of Tennessee.  On December 2, 2011 the Company entered into a settlement agreement with Asentinel, according to which the Company made a lump sum payment for the alleged past damages, which was expensed in 2011, and Asentinel granted the Company a license to use certain of its patents in return for ongoing annual royalty payments for periods subsequent to January 1, 2012. During 2013 the Company recorded royalty payments in cost of revenues with respect to Asentinel in the amount of $ 48.

4.
The Israeli Government, through the Fund for Encouragement of Marketing Activities, awarded C. Mer Industries Ltd., a related party of the Company grants for participation in foreign marketing expenses, partially related to the Company's marketing activities for the years 1996 - 1998. During 2012, the Company received through an affiliated company a demand with respect to the reimbursement of above-mentioned grants. As of December 31, 2012 and 2013, the Company made a provision in the amount that was considered probable.

d.	Guarantees:

The Company provided a bank guarantee in the amount of $ 68 to secure its obligations under one of its lease agreements, see also Note 3.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rates:

The Israeli corporate tax rate was 24% in 2011, 25% in 2012 and 25% in 2013.

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

On July 30, 2013, the Israeli Parliament approved the second and third readings of the Economic Plan for 2013-2014 ("Amended Budget Law") which consists, among others, of fiscal changes whose main aim is to enhance the collection of taxes in those years. These changes include, among others, raising the Israeli corporate tax rate from 25% to 26.5% effective from January 1, 2014.

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

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	TAXES ON INCOME (Cont.)

The qualifying percentage of the value of the productive assets is as follows:

The value of productive assets before the expansion (NIS in millions)	The new proportion that the required investment bears to the value of productive assets

Up to NIS 140 (app. $ 40)	12%
NIS 140 - NIS 500 (app. $ 40-$ 144)	7%
More than NIS 500(app.$144)	5%

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

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	TAXES ON INCOME (Cont.)

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

As of December 31, 2013, the Company chose not to adopt this amendment, but may elect to do so in the future.

3.	Tax assessments:

The Company has received final tax assessments until the 2008 tax year.

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

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	TAXES ON INCOME (Cont.)

5.	Tax Benefits for Research and Development:

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

b.	Income taxes on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

c.	Net operating loss carry-forwards:

As of December 31, 2013, the Company and its subsidiaries in Hong Kong and the U.S. had an estimated total amount of available carry-forward tax losses of approximately $ 19,454, $ 285 and $ 539, respectively to offset against future taxable profits. The operating tax loss carry-forwards in Israel may be offset indefinitely against operating income. In addition, as of December 31, 2013, the Company had capital losses in the amount of approximately $ 417 that can be carried forward indefinitely.

MTS IntegraTRAK is subject to U.S. income taxes. Total net operating loss carry-forwards of approximately $ 539 as of December 31, 2013, will expire in the years 2021 to 2028. The Company's management believes that utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. Such annual limitation may result in the expiration of net operating losses before utilization.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	TAXES ON INCOME (Cont.)

d.	Deferred income taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
Deferred tax assets:	2012	2013

Tax loss carry-forwards	$4,872	$5,377
Allowances for doubtful accounts and accruals for employee benefits	101	95
Intangible assets	118	103
Depreciation, accruals for interest and other	724	721

Deferred tax asset before valuation allowance	5,815	6,296
Goodwill	(658)	(674)
Valuation allowance	(4,786)	(5,651)

Deferred tax assets (liability), net	$371	$(29)

Presented as follows:

Short-term assets	$371	$-
Long-term liability	-	(29)

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

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	TAXES ON INCOME (Cont.)

e.
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2011	2012	2013

Income before taxes on income, net, as reported in the statements of operations from continuing operations	$481	$2,102	$1,768

Tax rates	24%	25%	25%

Theoretical tax expense (benefit)	$115	$526	$442

Increase in taxes resulting from:

Effect of different tax rates	19	25	27
U.S. state tax	8	26	35
Utilization of carry-forward tax losses for which valuation allowance was provided	(2)	(380)	-
Taxes in respect of previous years as a result of court ruling	-	1,415	-
Changes in provision for uncertain tax positions	6	(362)	1
Change in valuation allowance	-	(340)	148
Deferred taxes for which valuation allowance was provided	(136)	(174)	(218)

Taxes on income, net, as reported in the statements of operations	$10	$736	$435

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	TAXES ON INCOME (Cont.)

f.	Income before income taxes is comprised as follows:

	Year ended December 31,
	2011	2012	2013

Domestic	$225	$1,808	$1,561
Foreign	256	294	207

	$481	$2,102	$1,768

g.	Taxes on income are comprised as follows:

	Year ended December 31,
	2011	2012	2013

Current taxes	$8	$26	$35
Deferred taxes	2	(340)	400
Taxes in respect of previous years as a result of court ruling	-	1,050	-

	$10	$736	$435

Foreign	$10	$57	$64

h.	As of December 31, 2013, the Company had a liability for unrecognized tax benefits of $ 101. A reconciliation of the opening and closing amounts of unrecognized tax benefits is as follows:

	December 31,
	2012	2013

Balance as of beginning of the year	$632	$100
Additions based on tax positions taken during the current period	3	1
Decrease based on tax positions taken during the current period	(535)	-

Balance at the end of the year	$100	$101

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	RELATED PARTY TRANSACTIONS AND BALANCES

a.
The Company receives certain services from C. Mer Industries Ltd. or C. Mer, a publicly traded company. Mr. Chaim Mer, the Company's chairman of the board and Mr. Isaac Ben Bassat, a director of the Company, are members of the controlling group of C. Mer. These services include reimbursement for shared expenses related to a commercial insurance policy. For the years ended December 31, 2011, 2012 and 2013, the Company paid or accrued $ 16, $ 13 and $ 16, respectively, with respect to the above mentioned expenses. In 2012 MTS Ltd. engaged with Mer Telecom Ltd., a subsidiary of C. Mer, in a deployment of its Mobile Financial Services (MFS) solution for a customer in Africa and completed the deployment in 2013. The Company recorded revenue in the amount of $ 0 and $ 29 in 2012 and 2013, respectively. As of December 31, 2013 the solution was implemented, but the customer has not yet activated the solution.

From January 1, 2009 until September 2011, as part of the acquisition of certain assets and liabilities of AnchorPoint, the Company received certain services from Data Distributors Inc., a company controlled by Mr. Roger Challen, a director of the Company and the controlling shareholder of the Info Group Inc., a beneficial owner of 23.5% of the Company’s Ordinary shares. These services include reimbursement for shared expenses, development and IT services, other administrative services, and rental related fees. Expenses recognized with respect to the above mentioned services were approximately $ 195, $ 0 and $ 0 for the year ended December 31, 2011, 2012 and 2013, respectively. In addition, the Company rents an office in Powder Springs, Georgia, from Mr. Challen, under a month-to-month lease. For the year ended December 31, 2013, the Company paid or accrued $ 56 with respect to the above mentioned rent expenses.

On March 25, 2009, the Company's Audit Committee and Board of Directors approved a transaction with Mer& Co. (1982) Ltd., or Mer & Co, a subsidiary of C. Mer. According to the terms of the transaction, the Company will sell its products to Mer & Co, which has an Israel Defense Forces approved supplier number, and Mer & Co will represent the Company and resell its products to the Israeli Defense Forces. During 2013, revenues from the abovementioned transaction amounted to $ 45.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	RELATED PARTY TRANSACTIONS AND BALANCES (Cont.)

b.	Balances and transactions with related parties were as follows:

1.	Balances with related parties:

	December 31,
	2012	2013

Other accounts payable and accrued expenses (see Note 7)	$83	$46

Other accounts receivable and prepaid expenses (see note 4)	$10	$6

2.	Transactions with related parties:

	Year ended December 31,
	2011		2012	2013

Revenues derived from a related party		$103	$101	$74

Amounts charged by related parties:

Cost of revenues	$	*54	$53	$16
Operating expenses		323	121	195

		$377	$174	$211

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

Each option granted under the Plan is exercisable until the earlier of five years from the date of the grant of the option or the expiration dates of the option plan. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options were exercised. The options primarily vest gradually over four years of employment.

In 2003, pursuant to an amendment in section 102 of the Israeli Income Tax Ordinance the Company rolled-over the remaining 446,958 options available at that time under the Plan for future grants under the 2003 Incentive Share Option Plan ("the 2003 Plan") that conforms with the newly amended provisions of section 102 of the Israel Income Tax Ordinance. In August 2013, shareholders approved amendments to the 2003 Plan. Its term was extended by ten years so that the 2003 Plan will expire on November 30, 2023, unless further extended. The number of ordinary shares issuable under the 2003 Plan was increased by an additional 500,000 ordinary shares, so that the Company is entitled to issue up to 946,957 ordinary shares under the 2003 Plan.

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

At the Company's 2011 annual general meeting, shareholders approved an amendment to the 2006 Plan to provide for the issuance thereunder of an additional 200,000 Ordinary shares and to increase the total number of Ordinary shares with respect to which options may be granted there-under to any eligible employee during any 12 month period to 150,000 Ordinary shares, subject to adjustment as provided in the 2006 Plan.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

At the Company’s 2013 annual general meeting, shareholders approved an amendment to the 2006 Plan to provide for the issuance thereunder of an additional 150,000 post-reverse split ordinary shares, such that the Company will be entitled to issue options to purchase up to 550,000 Ordinary shares under the 2006 Plan. Each option granted under the 2006 Plan is exercisable until the earlier of five years from the date of the grant of the option or the expiration dates of the option plan. The exercise price of the options granted under the 2006 Plan may not be less than the fair market value of an Ordinary share determined as of the date of grant of the option.

During 2013, 35,250 options were exercised under the 2003 and 2006 Plans.

As of December 31, 2013, 844,536 Ordinary shares are available for future option grants.

c.	A summary of option activity under the Company's stock option plans to its employees as of December 31, 2013 and changes during the year ended December 31, 2013 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at December 31, 2012	276,750	$1.70	3.01	$513
Granted	172,000	$2.18	4.47
Exercised	(30,500)	$1.99	-
Expired and forfeited	(15,000)	$2.15	-

Outstanding at December 31, 2013	403,250	$1.86	3.11	$289.14

Vested and expected to vest	380,290	$1.86	3.08	$273.88

Exercisable at December 31, 2013	116,250	$1.73	1.81	$98.4

The weighted average grant-date fair value of options granted during 2011 and 2013 was $ 0.87 and $ 1.45 per option, respectively. During 2012 there were no option grants.

The total compensation cost related to options granted to employees under the Company's share-based compensation plans recognized for the years ended December 31, 2011, 2012 and 2013 amounted at $ 65, $ 41 and $ 93, respectively, net of estimated forfeitures.

As of December 31, 2013, there was $ 182 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

Company's stock option plans. That cost is expected to be recognized over a weighted-average period of three years.

d.	Total stock-based compensation expenses recognized in 2011, 2012 and 2013:

The total stock-based compensation expense related to employees' equity-based awards, recognized for the years ended December 31, 2011, 2012 and 2013, was comprised as follows:

	Year ended December 31,
	2011	2012	2013

Cost of revenues	$3	$-	$7
Research and development expenses	8	1	7
Selling and marketing	4	1	-
General and administrative expenses	50	39	79

	$65	$41	$93

e.	Options to non-employees:

Issuance date	In connection with	Number of options granted	Options exercisable	Exercise price per share	Exercisable through
November 9, 2011	consultant	2,500	2,500	1.94	May 2014
August 8, 2013	consultant	40,000	-	2.08	August 2018

At the Company’s 2013 annual general meeting, shareholder approved the grant of options to one of the Company’s consultants, who also serves as a director of the Company, to purchase 40,000 ordinary shares.

In November 2011, the Company granted 7,250 options to a consultant. The Company accounted for its outstanding options to non-employees under the fair value method of ASC 718 and ASC 505-50. The fair value for these options was estimated at the measurement date using the Black-Scholes option-pricing model. During 2013 the consultant exercised 4,750 options. Compensation expense related to the grant of stock options to non-employees amounted to $ 2, $ 3 and $ 14 for the years ended December 31, 2011, 2012 and 2013, respectively.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	REPORTABLE SEGMENTS AND GEOGAPHIC INFORMATION

a.	Reportable segments:

The Chief Operating Decision Maker ("CODM") assesses the Company's business based on two operating segments: Enterprise and Service Providers. Enterprise includes Telecom Expenses Management solutions ("TEM") and services and solutions. Service Providers, includes billing and Mobile Virtual Network Operator ("MVNO") services and solutions. These two segments also comprise the Company's reporting units. The CODM uses adjusted net income before interest, tax, depreciation and amortization, capital gain and stock based compensation ("adjusted EBITDA"), to assess performance, measure liquidity and make decisions. Adjusted EBITDA is a non-GAAP unaudited measure of profit and loss.

The Company's segments are engaged in business activities for which they earn revenues and incur expenses, their results are reviewed by the CODM and discrete financial information is available.

Asset information, by reportable segment, is not reviewed by the CODM, therefore segment asset disclosure is not included.

The following tables present the financial information for the Company's reportable segments.

	Year ended December 31,
	2011	2012	2013

Enterprise:
Revenue	$9,232	$9,041	$7,817
Adjusted EBITDA (Unaudited)	$555	$1,701	$1,231
Service providers:
Revenue	$2,771	$4,085	$4,655
Adjusted EBITDA (Unaudited)	$360	$778	$899

Segments total:
Revenue	$12,003	$13,126	$12,472
Adjusted EBITDA (Unaudited)	$915	$2,479	$2,130

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	REPORTABLE SEGMENTS AND GEOGAPHIC INFORMATION (Cont.)

A reconciliation of total adjusted EBITDA to net income for each year is as follows:

	Year ended December 31,
	2011	2012	2013

Adjusted EBITDA(Unaudited)	$915	$2,479	$2,130
Depreciation and amortization expenses	447	393	316
Stock-based compensation	67	44	$107
Capital gain	(78)	-	-
Financial income, net	(2)	(60)	(61)
Income tax expenses	10	736	435

Net income from continuing operations	$471	$1,366	$1,333

The total revenues from external customers are attributed to geographic areas based on the location of the customer:

	Year ended December 31,
	2011	2012	2013

United States	$8,915	$10,251	$10,817
Germany	683	482	252
Far East	585	443	300
Holland	317	297	216
Israel	732	917	400
Other	771	736	487

	$12,003	$13,126	$12,472

Revenues from a major customer accounted for 16%, 23% and $ 33% of total revenues for the years ended December 31, 2011, 2012 and 2013, respectively.

	December 31,
	2012	2013
Long-lived assets:

Israel	$1,586	$1,348
United States	2,892	2,876
Other	5	5

	$4,483	$4,229

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MER TELEMANAGEMENT SOLUTIONS LTD.

By:	/s/ Eytan Bar
Eytan Bar
Chief Executive Officer

By:	/s/ Alon Mualem
Alon Mualem
Chief Financial Officer

Dated: March 12, 2014