Form 20-F
period 2014-12-31
MER TELEMANAGEMENT SOLUTIONS LTD
filed 2015-03-25
CIK 1025561

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

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

Ordinary Shares, par value NIS 0.01 per share……………4,672,664
(as of December 31, 2014)

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

On February 3, 2015, we entered into a share purchase agreement, or the Vexigo SPA, by and among us, Vexigo Ltd., or Vexigo, FPSV Holdings Ltd., or FPSV, and the shareholders of Vexigo and FPSV.  The Vexigo SPA provides for, among other things, our purchase, directly and indirectly of all the issued and outstanding shares of Vexigo, or the Vexigo Shares. We will acquire such ownership of the Vexigo Shares by acquiring approximately 38% of the issued and outstanding Vexigo Shares, or the Acquired Vexigo Shares, from all of the shareholders of Vexigo other than FPSV, or the Sellers, and by acquiring all of the issued and outstanding shares of FPSV, or the Acquired FPSV Shares, which currently owns the remaining 62% of the outstanding Vexigo Shares from the shareholders of FPSV, or the FPSV Sellers. The aggregate consideration for the Acquired Vexigo Shares and the Acquired FPSV Shares is comprised of the following: (i) cash consideration in the amount of $4 million, to be paid in three installments as follows: (a) $3 million upon closing of the Vexigo Transaction, or the Closing, (b) $500,000 three months following the Closing and (c) $500,000 six months following the Closing, and (ii) the issuance to the sellers of the Acquired Vexigo Shares and Acquired FPSV Shares of ordinary  shares, nominal value NIS 0.01 per share, or MTS Shares, representing 40% of outstanding MTS Shares post-Closing. In addition, the sellers of the Acquired Vexigo Shares and the Acquired FPSV Shares will be entitled to receive earn-out payments equal to 45% of the EBITDA of the Vexigo Product Line for a period of 5.5 years from Closing, calculated on an annual basis, subject to a minimum annual EBITDA of the Vexigo Product Line that is required to remain in Vexigo, based on the definitions included in the Vexigo SPA and up to an aggregate cap of $16 million. Therefore, immediately following the Closing, our current shareholders will own 60% of outstanding MTS Shares.

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

i

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

PART I		5
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3.	KEY INFORMATION	5
	A. Selected Financial Data	5
	B. Capitalization and Indebtedness	6
	C. Reasons for the Offer and Use of Proceeds	6
	D. Risk Factors	6
ITEM 4.	INFORMATION ON THE COMPANY	27
	A.History and Development of the Company	27
	B. Business Overview	27
	C. Organizational Structure	32
	D. Property, Plants and Equipment	32
ITEM 4A.	UNRESOLVED STAFF COMMENTS	32
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	33
	A. Operating Results	33
	B. Liquidity and Capital Resources	39
	C. Research and Development	43
	D. Trend Information	44
	E. Off-Balance Sheet Arrangements	44
	F. Tabular Disclosure of Contractual Obligations	44
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	44
	A. Directors and Senior Management	44
	B. Compensation	47
	C. Board Practices	49
	D. Employees	57
	E. Share Ownership	58
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	60
	A. Major Shareholders	60
	B. Related Party Transactions	62
	C. Interests of Experts and Counsel	62
ITEM 8.	FINANCIAL INFORMATION	63
	A. Consolidated Statements and Other Financial Information	63
	B. Significant Changes	63
ITEM 9.	THE OFFER AND LISTING	63
	A. Offer and Listing Details	63
	B. Plan of Distribution	64
	C. Markets	64
	D. Selling Shareholders	65
	E. Dilution	65
	F. Expense of the Issue	65
ITEM 10.	ADDITIONAL INFORMATION	65
	A. Share Capital	65
	B. Memorandum and Articles of Association	65
	C. Material Contracts	68
	D. Exchange Controls	68
	E. Taxation	69
	F. Dividend and Paying Agents	78
	G. Statement by Experts	78
	H. Documents on Display	78
	I. Subsidiary Information	79
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS	79
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	80

PART I

ITEM 1.                   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                   KEY INFORMATION

A.           Selected Financial Data

The following selected consolidated financial data for and as of the five years ended December 31, 2014 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP.  Our audited consolidated financial statements for the three years ended December 31, 2014 and as of December 31, 2013 and 2014 appear elsewhere in this Annual Report.  Our selected consolidated financial data as of December 31, 2010 and 2011 and for the years ended December 31, 2010  and 2011 have been derived from audited consolidated financial statements not included in this Annual Report.   The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5.  “Operating and Financial Review and Prospects,” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Operations Data:
	Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands, except share and per share data)
Revenues	$11,639	$12,003	$13,126	$12,472	$7,066
Cost of revenues	4,201	3,941	4,494	4,024	2,893
Gross profit	7,438	8,062	8,632	8,448	4,173
Selling and marketing	2,584	1,905	2,457	2,164	1,868
Research and development	1,547	1,909	1,329	1,389	1,387
General and administrative	3,016	3,847	2,804	3,188	2,459

Operating income (loss)	291	401	2,042	1,707	(1,541)
Financial (expenses) income, net	--	2	60	61	(95)
Capital gain on sale of long-term investment	--	78	--	--	--
Income (loss) before taxes on income	291	481	2,102	1,768	(1,636)
Taxes on income, net	47	10	736	435	54
Net income (loss) from continuing operations	$244	$471	1,366	1,333	(1,690)
Net income (loss) from discontinued operations	(68)	(84)	-	73	80
Net income (loss)	$176	$387	1,366	1,406	(1,610)
Basic and diluted net income (loss) per share from continuing operations	$0.05	$0.11	$0.30	$0.28	$(0.36)
Basic and diluted net income (loss) per share from discontinued operations	$(0.01)	$(0.02)	--	$0.02	$0.02
Basic and diluted net income (loss) per share	$0.04	$0.09	$0.30	$0.30	$(0.34)
Weighted average number of ordinary shares used in computing basic net income (loss) per share	4,459,057	4,459,057	4,478,677	4,659,230	4,670,964
Weighted average number of ordinary shares used in computing diluted net income (loss) per share	4,459,057	4,459,057	4,531,384	4,720,966	4,670,964

______________
Balance Sheet Data:

	As of December 31,
	2010	2011	2012	2013	2014
	(in thousands)
Working capital (deficiency)	$(1,129)	$(317)	$1,659	$3,455	$2,090
Total assets	9,607	9,734	11,124	12,629	10,892
Shareholders’ equity	3,363	3,832	5,569	7,161	5,632
______________

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

While we have generated operating profits in three of the past four years, we may not be able to sustain profitable operations in the future or generate positive cash flows from operations.  To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations in the future.  If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce level of expenditure.  Such financing may not be available in the future, or, if available, may not be on terms satisfactory to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be adversely affected.

We derive the majority of our revenues from TEM call accounting solutions, the market for which has declined in recent years.

The majority of our revenues are derived from our TEM call accounting solutions, whose revenues declined each year from 2006 through 2014 and revenues for these products may not grow in the future.  If the market for our TEM solutions fails to grow or stabilize in the future, our business, operating results and financial condition would be adversely affected.  Our future financial performance will be dependent to a substantial degree on the successful introduction, marketing and customer acceptance of our TEM call accounting solutions.

If we do not replace the revenues generated by Simple Mobile LLC, our operations and financial condition will be adversely affected.

Our improved operations during the three years ended December 31, 2013 were attributable in great measure to our entry into the mobile virtual network operator, or MVNO, services business. We provide services to MVNOs and assist them to reduce their time to market, focus on sales and marketing and reduce their initial capital expenses.  The emergence of the MVNO model in various markets worldwide is mostly related to changes in regulations and in the ability of MVNOs to address new market segments that may increase their revenue streams. Our first MVNO customer was Simple Mobile, a U.S.-based MVNO, for whom we provided MVNE services.  In 2012 and 2013, sales attributable to Simple Mobile accounted for approximately 22.8% and 33.3% of our revenues, respectively.  During 2012, Simple Mobile was acquired by TracFone and in 2013 TracFone migrated the hosted billing services to their own platform and did not renew their agreement with us. We are continuing our efforts to gain new customers for our MVNO services, but our future success cannot be assured. If we do not replace the revenues generated by Simple Mobile LLC, our operating results and financial condition will be adversely affected.

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

We are based in Israel and generate a large percentage of our sales in the United States.  Our sales in the United States accounted for 78.1%, 86.4% and 79.8% of our total revenues for the years ended December 31, 2012, 2013 and 2014, respectively.  We may not be able to maintain or increase international market demand for our products.  To the extent that we cannot do so in a timely manner, our business, operating results and financial condition will be adversely affected.

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

We may generally provide a warranty for up to three months for end-users and, in limited instances, up to twelve months.  Our sales agreements typically contain provisions designed to limit our exposure to potential product liability or related claims.  The limitation of liability provisions contained in our agreements may not be effective.  Our products are used by businesses to reduce communication costs, recover charges payable by third parties, prevent abuse and misuse of telephone networks and converged billing solutions for information and telecommunication service providers, and as a result, the sale of products by us may entail the risk of product liability and related claims.  A product liability claim brought against us could adversely affect our business, operating results and financial condition.  Products such as those offered by us may contain undetected errors or failures when first introduced or when new versions are released.  Despite our testing and testing by current and potential customers, errors may be found in new products or releases after commencement of commercial shipments.  The occurrence of these errors could result in adverse publicity, loss of or delay in market acceptance or claims by customers against us, any of which could adversely affect our business, operating results and financial condition.

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

Risks Factors Arising From Our Pending Acquisition of Vexigo

Payment of the cash consideration pursuant to the Vexigo Transaction will significantly decrease our cash reserves, which could materially adversely affect our operations and financial strength.

As of January 31, 2015, we held cash and restricted marketable securities of approximately $5.1 million. Pursuant to the terms of the Vexigo Transaction, we will be required to pay an aggregate amount in cash of $4 million as consideration, with $3 million to be paid upon closing and two additional payments of $500,000 each three and six months following the Closing. Therefore, the consummation of the Vexigo Transaction will significantly decrease our cash reserves. In the event we will not be successful at generating sufficient cash from our current operations or from Vexigo’s operations, we may not be able to continue to manage our operations and may be required to obtain financing from outside sources or reduce our level of expenditure.  Such financing may not be available in the future, or, if available, may not be on terms satisfactory to us.  If adequate funds are not available to us, our business, results of operations and financial condition will be adversely affected.

The earn-out payments under the terms of the Vexigo transaction will reduce our ability to use cash generated from Vexigo’s operations in order to fund our operations and the potential growth of our business.

The Vexigo Transaction requires us to pay the Sellers and the FPSV Sellers earn-out payments equal to 45% of the EBITDA from the Vexigo Products Line (as such term is defined in the Vexigo SPA) for a period of 5.5 years from Closing, subject to certain limitations and up to a cap of $16 million. As the Earn-out Payments are calculated based on EBITDA, certain payments and liabilities of Vexigo, including any tax liability, will not be taken into account in the calculation of the payments, which will further decrease the cash generated by Vexigo’s operations left in Vexigo and/or in MTS. This mechanism will effectively reduce our ability to use cash generated from Vexigo’s operations in order to fund our operations and the potential growth of our other business lines for the period in which Earn-out Payments are made.

The issuance of the equity consideration in connection with the Vexigo Transaction will dilute the holdings of all of our existing shareholders as of the Closing and will result in our current shareholders holding 60% of our outstanding shares immediately following the Closing.

As the equity consideration to be issued to the Sellers and FPSV Sellers in connection with the Vexigo Transaction represents 40% of our outstanding shares post-Closing, the holdings of shareholders that beneficially own our shares immediately prior to Closing will be diluted upon Closing, resulting in our current shareholders holding 60% of our outstanding shares immediately following the Closing. Following the Closing, it is expected that there will be six (6) shareholders who will beneficially own more than 5% of our outstanding shares and none of them will hold more than 15% of our outstanding shares. Therefore, the market price per share of our ordinary shares may be adversely affected by the issuance of the Equity Consideration and following the Closing will be significantly dependent on the future success of the Vexigo business.

The Vexigo Transaction is structured as a share purchase rather than an asset purchase, which could expose us to additional liabilities; we will only be entitled to request limited indemnification from the Sellers and the FPSV Sellers for damages arising out of the Vexigo Transaction and may be subject to indemnification claims from the Sellers and the FPSV Sellers.

Except under specific circumstances, we are entitled to indemnification from the Sellers and the FPSV Sellers for damages resulting from certain breaches of representations and warranties and of the Vexigo SPA that are limited in amount and time. In addition, the Vexigo SPA provides for our obligation to indemnify the Sellers and the FPSV Sellers for damages resulting from certain breaches of representations and warranties and of the Vexigo SPA that, except under specific circumstances, are also limited in amount and time. To the extent our damages are higher than the amounts set forth in the Vexigo SPA or are discovered after the expiration of the relevant representation or warranty, we will not be entitled to indemnification. To the extent the Sellers and the FPSV Sellers incur damages, we may be subject to indemnification obligations. The Vexigo Transaction is structured as a share acquisition rather than an asset acquisition, and we are also acquiring the shares of an additional company, FPSV. The purchase of shares as opposed to an acquisition of assets, could expose us to additional liabilities which are unrelated to the current business of Vexigo. Any such occurrences may have a material adverse effect on our financial position.

We have no control over the operations of Vexigo or FPSV during the period between signing of the Vexigo SPA and Closing of the Vexigo Transaction,  and actions taken during such period may adversely affect the operations of these companies.

Although the Vexigo SPA contains several provisions aimed at ensuring that no material changes will occur to the Vexigo or FPSV operations in the period between signing and Closing, we have no control over the conduct of business or operations of either company during such period. Certain actions taken or not taken during such period may adversely affect the operations and business of these companies, and if these do not amount to a Material Adverse Effect, as defined in the Vexigo SPA, we will still be required to consummate the Vexigo Transaction.

If the benefits of the Vexigo Transaction do not meet the expectations of the marketplace, investors, financial analysts or industry analysts, the market price of our ordinary shares may decline.

The market price of our ordinary shares may decline as a result of the Vexigo Transaction if Vexigo does not perform as expected or if we do not otherwise achieve the perceived benefits of the Vexigo Transaction as rapidly as, or to the extent anticipated by, the marketplace, investors, financial analysts or industry analysts. Accordingly, our shareholders may experience a loss as a result of a decline in the market price of our ordinary shares held by them, and our ability to raise future capital, if necessary, by selling our ordinary shares may be materially adversely affected.

Our ability to manage our operations during the period prior to Closing is limited and subject to the undertakings included in the Vexigo SPA.

The Vexigo SPA contains restrictions on the operation of our business and management of our company during the period between signing of the Vexigo SPA and the Closing of the Vexigo Transaction. Therefore, during such period we may not be able to perform certain actions or enter into certain agreements that we would otherwise perform or execute and certain business opportunities may become unavailable or materially different due to changes implemented at the request of the Sellers and the FPSV Sellers. The loss of such opportunities may materially adversely affect our business and results of operations.

If the Vexigo Transaction is not consummated by June 3, 2015 or if one of the conditions to Closing is not fulfilled or waived, either we or the Sellers and the FPSV Sellers may choose to terminate the Vexigo SPA.

To the extent any of the conditions to Closing is not fulfilled or waived by the relevant party to the Vexigo SPA, the other party to the Vexigo SPA may terminate the SPA, resulting in a loss of the time, efforts and funds expended by us on the Vexigo Transaction up to the date of termination.

Risks Factors Following the Anticipated Closing of the Vexigo Transaction

We do not have independent expertise in Vexigo’s line of business and will significantly depend on the continuing employment and cooperation of Vexigo’s employees and management both in managing the Vexigo business and in integrating the Vexigo business into our company.

We do not have independent expertise in the field of online advertising and therefore following the closing of the Vexigo Transaction we will be extensively dependent on the cooperation and expertise of Vexigo’s management and employees.  If we do not receive sufficient cooperation from Vexigo’s management and employees or in the event any of Vexigo’s key employees terminates his employment with Vexigo, this could result in a significant adverse effect on Vexigo’s operations. There is also no assurance that we could locate alternative officers or employees in the place of former officers or employees of Vexigo in a timely manner and on commercially reasonable terms.

Vexigo is a private company and as such was not subject to the regulation applicable to us as a foreign private issuer, including with respect to disclosure controls and procedures and internal control over financial reporting.

Vexigo is privately-held and is not currently subject to the reporting and other obligations applicable to foreign private issuers or to companies traded on the NASDAQ Stock Market. In addition, Vexigo’s financial reporting was outsourced and Vexigo did not use in-house designated software for the creation and maintaining of its financial records. Following Closing, we will be required to implement or strengthen the work procedures in Vexigo and to acquire appropriate software and enhance the finance team in Vexigo in order to ensure our continued compliance with applicable regulations, including with respect to disclosure controls and procedures and internal control over financial reporting. The implementation process will likely divert management time and employee attention, both in Vexigo and our company, from the operations of both companies and will entail additional costs and expenses. If we are not successful in implementing the proper procedures, there could be future deficiencies in our disclosure controls and procedures and our internal control over financial that will render them ineffective and will require us to contain relevant declarations in our future filings with the SEC.

We may encounter difficulties in realizing the potential financial or strategic benefits of the Vexigo Transaction or any future transactions.

Mergers and acquisitions of companies are inherently risky and subject to many factors outside of our control and no assurance can be given that the acquisition of Vexigo or other companies in the future, will be successful and will not adversely affect our business, operating results, or financial condition.  In the future, we may seek to acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in the future in order to expand our business. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results.  Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products and technologies to a failure to do so.  Even when an acquired company has previously developed and marketed products, there can be no assurance that new product enhancements will be made in a timely manner or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products. We may face difficulties in connection with the Vexigo Transaction or other transactions, including:

•	Difficulties in integrating the operations, systems, technologies, products, and personnel of the acquired businesses or enterprises;

•	Diversion of management’s attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from acquisitions;

•	Potential difficulties in completing projects associated with in-process research and development;

•	Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;

•	Insufficient revenue to offset increased expenses associated with acquisitions; and

•	The potential loss of key employees, customers, distributors, vendors and other business partners of the companies we acquire following and continuing after announcement of acquisition plans.

If we fail to manage our growth, our business could be disrupted and our profitability will likely decline.

We expect to experience significant growth upon the acquisition of Vexigo through both acquisitions and organic growth. Such growth may significantly strain our management and other operational and financial resources. In particular, headcount growth increases the integration challenges involved in:

•	recruiting, training and retaining skilled technical, marketing and management personnel;

•	maintaining high quality standards;

•	preserving our corporate culture, values and entrepreneurial environment;

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal controls; and

•	maintaining high levels of customer satisfaction.

Our systems, procedures or controls may not be adequate to support the growth in our operations, and our management may not be able to achieve the execution necessary to exploit the market opportunities for our businesses. Our future operating results will also depend on our ability to expand our development, sales and marketing organizations. If we are unable to manage growth effectively, we may not be profitable.

Vexigo’s limited operating history makes it difficult to evaluate its business and prospects and assess its future viability.

While Vexigo was incorporated in 2010, it only initiated its current line of business at the beginning of 2014 and, as a result, has only a limited operating history upon which its business and future prospects may be evaluated. Such limited operating history makes it difficult to establish conclusions about trends and patterns for upcoming periods. Although Vexigo has experienced substantial revenue growth in its limited history, it may not be able to sustain this rate of growth or even maintain its current revenue levels in the future.

If Vexigo does not manage its growth effectively, the quality of its solutions or its relationships with its customers may suffer, and its operating results may be negatively affected.

Vexigo has encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges related to recruiting, integrating and retaining qualified employees; making effective use of its limited resources; achieving market acceptance of its existing and future offerings, including its newly introduced Visualizer solution, as well as its shift into the video advertiser industry; competing against companies with greater financial and technical resources; acquiring and retaining customers and maintaining relationships with advertisers, advertising agencies and owners of publishing space and publisher agencies; and developing new offerings.

Vexigo’s current operational infrastructure may require changes for it to scale its business efficiently and effectively to keep pace with demand for its solutions and achieve long-term profitability. If Vexigo fails to implement these changes on a timely basis, or if it is unable to implement them effectively or at all due to factors beyond its control or other reasons, its business may suffer. Vexigo cannot provide assurance that it will be successful in addressing these and other challenges it may face in the future. As a growing company in a rapidly evolving industry, Vexigo’s business prospects depend in large part on its ability to:

●	develop and offer a competitive technology platform and offerings that meet Vexigo’s advertising and publishing customers’ needs as they change;
●	build a reputation for superior solutions and create trust and long-term relationships with advertisers and advertising agencies, as well as owners of mobile and online publishing platforms;
●	distinguish itself from competitors in the industry;
●	maintain and expand its relationships with the sources of quality advertising space through which Vexigo executes its customers’ media campaigns;
●	respond to evolving industry standards and government regulations that impact Vexigo’s business, particularly in the areas of data collection and consumer privacy;
●	prevent or otherwise mitigate failures or breaches of security or privacy;
●	expand its business internationally; and
●	attract, hire, integrate and retain qualified and motivated employees.

If Vexigo is unable to meet one or more of these objectives or otherwise adequately address the risks and difficulties that it faces, its business may suffer, its revenue may decline and it may not be able to achieve further growth or long-term profitability.

To manage its growth effectively, Vexigo must continue to improve and expand its infrastructure, including its information technology, or IT, systems, financial and administrative systems and controls. Vexigo must also continue to manage its employees, operations, finances, research and development and capital investments efficiently. Vexigo’s productivity and the quality of its solutions may be adversely affected if it does not integrate and train its new employees, particularly its sales and account management personnel, quickly and effectively and if it fails to appropriately coordinate across its executive, engineering, finance, human resources, legal, marketing, sales, operations and customer support teams. If Vexigo continues its rapid growth, it will incur additional expenses, and its growth may continue to place a strain on its resources, infrastructure and ability to maintain the quality of its solutions. If Vexigo does not adapt to meet these evolving growth challenges, and if the current and future members of its management team do not effectively scale with its growth, the quality of its solutions may suffer and its corporate culture may be harmed. Failure to manage its future growth effectively could cause its business to suffer, which, in turn, could have an adverse impact on its financial condition and results of operations.

If Vexigo fails to make the right investment decisions in its offerings and technology platforms, it may not attract and retain media affiliates and its revenue and results of operations may decline.

With its digital video advertising solution, Vexigo competes for advertisers and publishers, which are often represented by agencies, who want to purchase digital media for advertising campaigns. Vexigo’s industry is subject to rapid changes in standards, technologies, products and service offerings, as well as in advertiser and publisher demands and expectations. Vexigo continuously needs to make decisions regarding which offerings and technology to invest in to meet media affiliates’ demand and evolving industry standards and regulatory requirements. Vexigo may make wrong decisions regarding these investments. If new or existing competitors offer more attractive offerings than those of Vexigo, it may lose affiliates or affiliates may decrease their spending on its solutions. New media affiliates’ demand for superior competitive offerings or new industry standards could render Vexigo’s existing solutions unattractive, unmarketable or obsolete and require it to make substantial unanticipated changes to its technology platform or business model, resulting in additional expenses and loss of revenues. Vexigo’s failure to adapt to a rapidly changing market or to anticipate media affiliates’ demand could harm its business and its financial performance.

Vexigo may experience fluctuations in its operating results, which make its future results difficult to predict and could cause its operating results to fall below investors’ and analysts’ expectations.

Vexigo’s future operating results may fluctuate due to a variety of factors, many of which are beyond Vexigo’s control. Vexigo’s fluctuating results could cause its performance to fall below our expectations and adversely affect the outcome of the Vexigo Transaction. Because Vexigo’s business is changing and evolving rapidly, its historical operating results may not be useful in predicting its future operating results. Factors that may increase the volatility of Vexigo’s operating results include the following:

●	the addition or loss of media affiliates;

●	changes in demand and pricing for Vexigo’s solutions;

●	Vexigo’s ability to effectively market and integrate its newly introduced Visualizr solution;

●	the seasonal nature of Vexigo’s customers’ spending on video advertising campaigns;

●	changes in Vexigo’s pricing policies or the pricing policies of its competitors and the pricing of video advertising space or of other third-party services;

●	the introduction of new technologies, products or service offerings by Vexigo’s competitors;

●	changes in Vexigo’s customers’ video advertising budget allocations, agency affiliations, or marketing strategies;

●	changes and uncertainty in the regulatory environment applicable to Vexigo or its affiliates;

●
changes in the economic prospects of Vexigo’s video advertisers or the economy generally, which could alter current or prospective advertisers’ spending priorities or could increase the time or costs required to complete sales with advertisers;

●	changes in the availability of video advertising space through real-time advertising exchanges or in the cost to reach end consumers through video advertising;

●	changes in Vexigo’s capital expenditures as it acquires the hardware, equipment and other assets required to support its business; and

●	costs related to acquisitions of businesses or technologies and to recruitment and retention of employees and consultants.

Based upon all of the factors described above and others that Vexigo may not anticipate, including those beyond its control, it has a limited ability to forecast its future revenue, costs and expenses. As a result, Vexigo’s operating results may from time to time fall below its estimates or the expectations of investors and analysts.

The online advertising market is highly competitive. In order to compete effectively, Vexigo may be required to reduce the cost of the advertising space it sells, and there can be no assurance that the price paid by Vexigo for advertising space will decline at all or to the same extent. A reduction in Vexigo’s gross margin without an increase in revenues and an improved technological ability will adversely affect Vexigo’s financial condition and operating results.

The online advertising market, although growing rapidly, is also characterized by extensive competition and consolidation. Due to the short-term nature of the commercial relationship and in order to compete effectively, market participants, including Vexigo, may be required to implement price cutting. There can be no assurance that the cost of advertising space will decline at all or to the same extent due, especially the cost of high-quality advertising space. In the event Vexigo’s gross margin decreases, Vexigo will be required to implement several measures in order to attempt to maintain or improve its profitability. Such measures include, among others, an attempt to increase sales, implementing improvements to the technology in order to decrease the amount of advertising space that expires before it is sold and improving the services provided in order to maintain and attract customers. There can be no assurance that Vexigo will succeed in implementing the required measures, resulting in a decrease in gross margin and an adverse effect on Vexigo’s financial condition and operating results.

If Vexigo’s access to quality digital video advertising space is diminished or if Vexigo fails to acquire new advertising space, its revenues could decline and its growth could be impeded.

Vexigo must maintain a consistent supply of attractive digital video advertising space. Vexigo’s success depends on its ability to secure quality advertising space on reasonable terms across a broad range of advertising networks and exchanges, including LiveRail, Brightroll and SpotXchange.

The amount, quality and cost of advertising space available to Vexigo can change at any time. Vexigo’s suppliers are generally not bound by long-term contracts. The sellers that supply their advertising space to Vexigo typically do so on a non-exclusive basis and are not required to provide it with any minimum amounts of advertising space or with a consistent supply of advertising space. Sellers may seek to change the terms at which they offer advertising space to Vexigo, or they may elect to make advertising space available to Vexigo’s competitors who offer advertisements to them on more favorable economic terms. As a result, Vexigo cannot provide any assurance that it will have access to a consistent supply of quality digital video advertisement space. Moreover, the number of competing intermediaries that purchase advertising space from real-time advertising exchanges continues to increase, which could put upward pressure on advertising space costs. If sellers decide not to make media space available to Vexigo, decide to increase the price of advertising space, or place significant restrictions on the sale of their advertising space, Vexigo may not be able to replace this with advertising space from other sellers that satisfies its requirements in a timely and cost-effective manner. In addition, significant sellers in the industry may enter into exclusivity arrangements with Vexigo’s competitors, which could limit its access to a meaningful supply of advertising space. If Vexigo is unable to compete favorably for advertising space available on real-time advertising exchanges, or if real-time advertising exchanges decide not to make their advertising space available to Vexigo, Vexigo may not be able to place advertisements at competitive rates or find alternative sources of advertising space with comparable traffic patterns and consumer demographics in a timely manner. Furthermore, the advertising space that Vexigo accesses through real-time advertising exchanges may be of low quality or misrepresented to it, despite attempts by Vexigo and its suppliers to prevent fraud and conduct quality assurance checks. In the event Vexigo detects the low quality or fraudulent advertising space, it will lose the funds invested in acquiring such advertising space. In the event Vexigo is not successful in detecting such low quality or fraudulent advertising space and sells it to its customers, Vexigo may become subject to indemnification claims by its customers and its reputation may be harmed, resulting in decreased revenues from, or the cessation of commercial relationships with, the affected advertising agencies, advertisers or their affiliates.

Vexigo relies on “Demand Side Platforms,” or DSPs, and “Video Ad Exchanges” to purchase its solutions on behalf of advertising agencies or advertisers, and incurs the cost of an advertising campaign before it is paid for its services and the advertising space. Such agencies and advertisers may have or develop high-risk credit profiles, which may result in credit risk to Vexigo.

Vexigo must consider the effect of credit risk in transactions with agencies or other third parties and advertisers. A substantial portion of Vexigo’s business is sourced through Video Ad Exchanges and DSPs. These Video Ad Exchanges and DSPs represent advertising agencies and advertisers and payment of fees to Vexigo originates with the advertising agencies or advertisers and is submitted through the Video Ad Exchanges and DSPs. Certain of the advertising agencies or advertisers have or may develop high-risk credit profiles, and to the extent they do, not remit payment or transfer only a portion of the payment due to Vexigo. The credit risk of advertising agencies may vary depending on the nature of an advertising agency’s aggregated advertiser base. There can be no assurances that Vexigo will not experience bad debt expense in the future. Any such write-offs for bad debt could have a materially negative effect on Vexigo’s results of operations for the periods in which the write-offs occur. Even if Vexigo is not paid, Vexigo is still obligated to pay for the media it has purchased for the advertising campaign, and as a consequence, its results of operations and financial condition could be adversely impacted.

Vexigo’s revenue and operating results are highly dependent on the overall demand for advertising, specifically online video advertising.

Vexigo’s business depends on the overall demand for advertising, specifically online video advertising, and on the economic health of its current and prospective publishers and advertisers. If advertisers reduce their overall advertising spending, Vexigo’s revenue and results of operations are directly affected. Economic downturns or instability in political or market conditions generally may cause current or new advertisers to reduce their advertising budgets. Adverse economic conditions and general uncertainty about economic recovery are likely to affect Vexigo’s business prospects.

Legislation and regulation of digital businesses and industry standards adopted by key market players, such as Google, could create unexpected additional costs or termination of services, subject Vexigo to enforcement actions for compliance failures, or cause Vexigo to change its technology solutions or business models, which may have an adverse effect on the demand for Vexigo’s solutions.

In the course of Vexigo’s business, Vexigo collects, stores, transmits, and uses information related to computing and communications devices, user activity on devices, and advertisements placed through Vexigo’s solutions. In addition, the online advertising field is subject to Federal, European and other regulation, including with respect to data protection and targeting minors and children, for example, the Children's Online Privacy Protection Act of 1998. In addition, several governments are considering legislation related to digital advertising and certain media advertising organizations, such as the Network Advertising Initiative and the Interactive Advertising Bureau, adopted “best practice” guidelines with which Vexigo may be required to comply pursuant to current or future contractual undertakings. Such legislation and industry standards adopted by key players in the market, such as Google, could affect the costs of doing business online, and may adversely affect the demand for or effectiveness and value of Vexigo’s solutions.

Widespread blocking or erasing of cookies or limitations on advertisers’ ability to use cookies may diminish the interest of advertisers in online advertising campaigns, resulting in a material adverse effect on Vexigo’s results of operations.

Vexigo’s technology currently does not use cookies, which are small files of information placed on an internet user’s computer, to collect information about the user’s visits to websites, however, Vexigo may wish to use cookies in the future in order to improve and expand its services. In addition, advertisers who place ads using Vexigo’s services do use cookies placed by them on the targeted users’ computers. Third-party software and internet browsers make it easy for users to block or delete cookies and several regulators, currently mainly in Europe, impose restrictions and regulatory requirements on the ability to use and place cookies. Further, several software programs, sometimes marketed as ad-ware or spyware detectors, block cookies by default or prompt users to delete or block cookies. For example, in March 2013 Apple informed developers that starting May 1, 2013 the App Store will no longer accept new apps or app updates that access the device’s unique identifier (UDID). If advertisers are not up to speed with these changes, their ability to benefit from Vexigo’s services may be impaired. If a large proportion of users delete or block cookies, this could undermine the value of the data that advertisers collect and Vexigo’s ability to use cookies for its business purposes. To the extent advertisers will not be able to place cookies or collect information using cookies or any other technology, their interest in online advertising campaigns may diminish, resulting in a material adverse effect on Vexigo’s results of operations.

Vexigo has historically relied, and expects to continue to rely, on one major supplier of its advertising space and a small number of customers for a significant portion of its revenue. The loss of the supplier or any of these customers could significantly harm Vexigo’s business, financial condition and results of operations.

A relatively small number of customers have historically accounted for a majority of Vexigo’s revenue. During 2014, Vexigo’s top three customers accounted for 86% of its revenue.  In addition, Vexigo currently relies on one major supplier, AppNexus, for a significant portion of its advertising space (approximately 82% during 2014). While Vexigo expects this reliance to decrease over time, it expects that it will continue to depend upon a relatively small number of suppliers and customers for a significant portion of its advertising space and revenue for the foreseeable future. As a result, if Vexigo fails to successfully attract or retain new or existing suppliers and customers, if the existing major supplier terminates or materially alters its commercial relationship with Vexigo or if existing customers run fewer advertising campaigns with Vexigo, defer or cancel their insertion orders, or terminate their relationship with Vexigo altogether, whether through the actions of their agency representatives or otherwise, Vexigo will be required to compensate for the loss of advertising space or revenue by creating commercial relationships with new suppliers and attracting new customers. If Vexigo is not successful in timely locating quality substitute suppliers or customers, Vexigo’s business, financial condition and results of operations would be harmed.

Vexigo does not have long-term commitments from its advertisers, and it may not be able to retain advertisers or attract new advertisers that provide it with revenue that is comparable to the revenue generated by any advertisers it may lose.

Most of Vexigo’s advertisers do business with it by placing insertion orders for particular advertising campaigns. If Vexigo performs well on a particular campaign, the advertiser or, most often, the advertising agency representing the advertiser, may place new insertion orders with it for additional advertising campaigns. Vexigo rarely has any commitment from an advertiser beyond the campaign governed by a particular insertion order. Vexigo’s insertion orders may also be canceled by advertisers or their advertising agencies prior to the completion of the campaign without penalty. As a result, Vexigo’s success is dependent upon its ability to outperform its competitors and win repeat business from existing advertisers, while continually expanding the number of advertisers for whom Vexigo provide services. In addition, it is relatively easy for advertisers and the advertising agencies that represent them to seek an alternative provider for their advertising campaigns because there are no significant switching costs. Agencies, with whom Vexigo does the majority of its business, often have relationships with many different providers, each of whom may be running portions of the same advertising campaign. Because Vexigo generally does not have long-term contracts, it may be difficult for it to accurately predict future revenue streams. Vexigo cannot provide assurance that its current advertisers will continue to use its solutions, or that it will be able to replace departing advertisers with new advertisers that provide it with comparable revenue.

If Vexigo fails to detect fraud or serve its advertisers’ advertisements on undesirable mobile and online platforms or if Vexigo sells its advertising space in connection with undesirable advertising campaigns, its reputation will suffer and its brand will be harmed, which would negatively impact its business, financial condition and results of operations.

Vexigo’s business depends in part on providing its advertisers with a service that they trust, and Vexigo has contractual commitments to take reasonable measures to prevent advertisers’ advertisements from appearing on undesirable websites, on certain websites that they identify and on websites that are involved in click fraud, bot traffic  or similar activities. In addition, Vexigo has contractual commitments to take reasonable measures to prevent undesirable advertising from appearing on the websites that sell the advertising space to Vexigo. Vexigo also uses third-party services in an effort to prevent its advertisers’ advertisements from appearing on undesirable websites or buying fraudulent supply. Preventing and combating fraud requires constant vigilance, and Vexigo may not always be successful in its efforts to do so. In addition, Vexigo may serve advertising on advertising space that is objectionable to its advertisers, and may lose the trust of its advertisers, which would harm its brand and reputation and negatively impact its business, financial condition and results of operations. Vexigo may also purchase advertising space inadvertently that proves to be unacceptable for advertising campaigns, in which case Vexigo is responsible for the cost and cannot bill that cost to any campaign. If Vexigo buys substantial volumes of unusable advertising space, this could negatively impact its results of operations.

If mobile connected devices, their operating systems or content distribution channels, including those controlled by Vexigo’s competitors, develop in ways that prevent its advertising campaigns from being delivered to their users, Vexigo’s ability to grow its business will be impaired.

Vexigo’s success in the mobile channel arena depends upon the ability of its technology platform to integrate with mobile advertising space suppliers and provide advertising for most mobile connected devices, as well as the major operating systems that run on them and the thousands of applications that are downloaded onto them. The design of mobile devices and operating systems is controlled by third parties with whom Vexigo does not have any formal relationships. These parties frequently introduce new devices, and from time to time they may introduce new operating systems or modify existing ones. Network carriers may also impact the ability to access specified content on mobile devices. If Vexigo’s solution was unable to work on these devices or operating systems, either because of technological constraints or because an operating system or app developer, device maker or carrier wished to impair its ability to purchase advertising space and provide advertisements, Vexigo’s ability to generate revenue could be significantly harmed.

Vexigo relies heavily on its IT systems and on third party IT support and systems, including communications lines. If Vexigo fails to maintain adequate security and supporting infrastructure, it may experience Cyber-attacks, outages and disruptions of its services which could harm its brand and reputation and negatively impact its revenue and results of operations.

Vexigo relies heavily on IT systems to manage critical functions such as media campaign management and operations, data storage and retrieval, revenue recognition, budgeting, forecasting, financial reporting and other administrative functions. Certain of these IT services are provided by third parties, including communications lines, and certain of Vexigo’s data is stored on third parties’ servers, which exposes Vexigo to additional risks relating to loss of data and security breaches.

As Vexigo grows its business, it expects to continue to invest in technology services, hardware and software, including data centers, network services, storage and database technologies. Creating the appropriate support for Vexigo’s technology platform, including Big Data and computational infrastructure, is expensive and complex, and its execution could result in inefficiencies or operational failures and increased vulnerability to cyber-attacks, which, in turn, could diminish the quality of Vexigo’s services and its performance for advertisers. Cyber-attacks could include denial-of-service attacks impacting service availability (including the ability to deliver ads) and reliability; the exploitation of software vulnerabilities in internet facing applications; social engineering of system administrators (tricking company employees into releasing control of their systems to a hacker); or the introduction of computer viruses or malware into Vexigo’s systems with a view to steal confidential or proprietary data. Cyber-attacks of increasing sophistication may be difficult to detect and could result in the theft of Vexigo’s intellectual property and its data or its advertisers’ data. In addition, Vexigo is vulnerable to unintentional errors as well as malicious actions by persons with authorized access to its systems that exceed the scope of their access rights, or unintentionally or intentionally alter parameters or otherwise interfere with the intended operations of its platform. The steps Vexigo takes to increase the reliability, integrity and security of its systems as they scale may be expensive and may not prevent system failures or unintended vulnerabilities resulting from the increasing number of persons with access to its systems, complex interactions within its technology platform and the increasing number of connections with third party partners and vendors’ technology. Operational errors or failures or successful cyber-attacks could result in damage to Vexigo’s reputation and loss of current and new advertisers and other business partners which could harm its business. In addition, Vexigo could be adversely impacted by outages and disruptions in the online platforms of its key business partners, such as the real-time advertising exchanges, which Vexigo relies upon for access to advertising space.

Errors or failures in Vexigo’s software and systems could adversely affect its operating results and growth prospects.

Vexigo depends upon the sustained and uninterrupted performance of its technology platform to operate over 1,000 campaigns at any given time; manage its advertising space supply; bid on advertising space for each campaign; serve or direct a third party to serve advertising; collect, process and interpret data to optimize campaign performance in real time; and provide billing information to its financial systems. If Vexigo’s technology platform cannot scale to meet demand, or if there are errors in the execution of any of these functions on its platform, then its business could be harmed. Because Vexigo’s software is complex, undetected errors and failures may occur, especially when new versions or updates are made. Vexigo does not have the capability to test new releases or updates to its code on a small subset of campaigns, which means that bugs or errors in code could impact all campaigns on its platform. Despite testing of the optimization platform by Vexigo, errors or bugs in its software may not be found until the software is in its live operating environment. Errors or failures in Vexigo’s software could also result in negative publicity, damage to its brand and reputation, loss of or delay in market acceptance of its solutions, increased costs or loss of revenue, loss of competitive position or claims by advertisers for losses sustained by them. In such an event, Vexigo may be required or choose to expend additional resources to help mitigate any problems resulting from errors in its software. Vexigo may make errors in the measurement of its campaigns causing discrepancies with its advertisers’ measurements leading to a lack in confidence with Vexigo or, on occasion, the need for advertiser “make-goods”, the standard credits given to advertisers for campaigns that have not been delivered properly. Alleviating problems resulting from errors in Vexigo’s software could require significant expenditures of capital and other resources and could cause interruptions, delays or the cessation of its business, any of which would adversely impact its financial position, results of operations and growth prospects.

Vexigo’s proprietary rights may be difficult to enforce, which could enable others to copy or use aspects of its solutions without compensation.

Vexigo’s success depends, in part, on its ability to protect proprietary methods and technologies that it develops or otherwise acquires, so that Vexigo can prevent others from using Vexigo’s inventions and proprietary information. If Vexigo fails to protect its intellectual property rights adequately, its competitors might gain access to its technology, and its business might be adversely affected. Vexigo relies on trademark, copyright and trade secret laws, confidentiality procedures and contractual provisions to protect its proprietary methods and technologies. Vexigo’s patent strategy is still in its early stages and Vexigo does not have any registered patents and has only one pending application for the registration of a patent.

Vexigo generally enters into confidentiality and/or license agreements with its employees, consultants, vendors and advertisers, and generally limits access to and distribution of its proprietary information. However, Vexigo cannot assure you that any steps taken by it will prevent misappropriation of its technology and proprietary information or infringement of its intellectual property rights. Policing unauthorized use of Vexigo’s technology and intellectual property is difficult. Vexigo’s competitors and others could attempt to capitalize on its brand recognition by using domain names or business names similar to Vexigo’s, and Vexigo may be unable to prevent third parties from acquiring or using domain names and other trademarks that infringe on, are similar to, or otherwise decrease the value of its brands, trademarks or service marks. Also, despite the steps Vexigo has taken to protect its proprietary rights, it may be possible for unauthorized third parties to copy or reverse engineer aspects of Vexigo’s technology or otherwise obtain and use information that it regards as proprietary, or to develop technologies similar or superior to its technology or design around its proprietary rights.

Vexigo may be subject to intellectual property rights claims by third parties, which are costly to defend, could require Vexigo to pay significant damages and could limit its ability to use certain technologies and intellectual property.

The digital advertising industry is characterized by the existence of large numbers of patents, copyrights, trademarks, trade secrets and other intellectual property and proprietary rights. Companies in this industry are often required to defend against litigation claims that are based on allegations of infringement or other violations of intellectual property rights. Vexigo’s technologies may not be able to withstand any third-party claims or rights against their use.

Third parties may assert claims of infringement or misappropriation of intellectual property rights in proprietary technology against Vexigo for which Vexigo may be liable or have an indemnification obligation. Vexigo cannot assure you that it is not infringing or violating any third-party intellectual property rights. From time to time, Vexigo may be subject to legal proceedings relating to Vexigo’s solutions or underlying technology and the intellectual property rights of others, particularly as it expands the complexity and scope of its business. As a result of the Vexigo Transaction, Vexigo’s business and financial condition may become more visible, which may result in threatened or actual litigation, including by competitors and other third parties.

Regardless of whether claims that Vexigo is infringing patents or infringing or misappropriating other intellectual property rights have any merit, these claims are time-consuming and costly to evaluate and defend, and can impose a significant burden on management and employees. The outcome of any litigation is inherently uncertain, and Vexigo may receive unfavorable interim or preliminary rulings in the course of litigation. There can be no assurances that favorable final outcomes will be obtained in all cases. Vexigo may decide to settle lawsuits and disputes on terms that are unfavorable to it. Some of Vexigo’s competitors have substantially greater resources than Vexigo does and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than Vexigo could.

Vexigo’s ability to successfully operate and grow its business depends on the efforts of its key personnel and if such key personnel were to cease working for Vexigo without proper replacement, Vexigo’s results of operations could be negatively impacted.

Vexigo’s ability to operate and grow its business successfully is highly dependent on the efforts and contribution of its key employees, including Kobi Ram, its chief executive officer, and Amit Reshef, its chief technology officer. Vexigo does not maintain “key person” insurance for these or any other employees. In the event any of these key employees terminates their employment relationship with Vexigo, Vexigo will be required to locate and retain suitable replacements with the requisite knowledge and expertise in Vexigo’s business and understanding of Vexigo’s solutions. Vexigo may not be able to replace these key employees easily or efficiently, and as a result of their departures, Vexigo’s results of operations and business plans could be negatively impacted.

Vexigo’s solutions include certain open source software components and failure to comply with the terms of the underlying open source software licenses could restrict Vexigo’s ability to use its proprietary software.

Vexigo’s platform includes certain software components licensed to Vexigo by third-parties under “open source” licenses. The use of open source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source licenses contain requirements that their users make available source code for modifications or derivative works or other compliance requirements. Therefore, if Vexigo combines its proprietary software with open source software subject to certain licenses in a certain manner, it could, under these open source licenses, be required to release the source code of its proprietary software to the public. This would allow Vexigo’s competitors to create similar solutions with less development effort and time and ultimately put Vexigo at a competitive disadvantage.

The terms of many open source licenses have not been interpreted by United States courts at this time, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on Vexigo’s ability to commercialize its services. Moreover, Vexigo cannot guarantee that it will be able to prevent use of certain open source software subject to restrictive licenses or licenses requiring distribution of its software or that in the future the terms of licenses that apply to open source software will be interpreted in ways that will be harmful to Vexigo. If Vexigo fails to observe the terms of the applicable licenses, it may be subject to litigation, to a demand to make its proprietary software available to the public and to restriction on future use of the relevant open source software, any of which could adversely affect Vexigo’s business, financial condition and results of operations.

Vexigo believes that it is entitled to Israeli corporate tax benefits that require Vexigo to meet various conditions. This entitlement may not be approved or may be terminated or reduced, all of which could increase the amount of corporate tax payable in Israel.

Vexigo believes that it is entitled to benefit from a reduced corporate tax rate under the Israeli privileged enterprise program. Under this program, a portion of Vexigo’s income is subject to reduced corporate tax rates in Israel. In order to become eligible for the tax benefits for “Privileged Enterprises,” Vexigo is required to meet certain conditions stipulated in the Israeli Law for the Encouragement of Capital Investments, 5719-1959, as amended, and the regulations promulgated thereunder. The view of the Israeli Tax Authority, or ITA, may be different and Vexigo’s entitlement to the tax benefits can be revoked or reduced with retroactive effect, which would result in adverse tax consequences to Vexigo both for past and future tax years. Further, these tax benefits may be reduced or discontinued in the future and in such case, Vexigo's Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies is 26.5% in 2014 and thereafter.

If we fail to manage our growth, our business could be disrupted and our profitability will likely decline.

We expect to experience significant growth upon the acquisition of Vexigo through both acquisitions and organic growth. Such growth may significantly strain our management and other operational and financial resources. In particular, headcount growth increases the integration challenges involved in:

•	recruiting, training and retaining skilled technical, marketing and management personnel;
•	maintaining high quality standards;
•	preserving our corporate culture, values and entrepreneurial environment;
•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal controls; and
•	maintaining high levels of customer satisfaction.

Our systems, procedures or controls may not be adequate to support the growth in our operations, and our management may not be able to achieve the execution necessary to exploit the market opportunities for our businesses. Our future operating results will also depend on our ability to expand our development, sales and marketing organizations. If we are unable to manage growth effectively, we may not be profitable.

Risk Factors Related to Our Ordinary Shares

A few of our shareholders are in a position to control matters requiring a shareholder vote.

Mr. Chaim Mer, the Chairman of our Board of Directors, and his wife, Mrs. Dora Mer, currently beneficially own approximately 23.8% of our outstanding ordinary shares, the Info Group, Inc. (formerly AnchorPoint, Inc.) whose principal shareholder, Mr. Roger Challen, is one of our directors, currently beneficially owns 21.3% of our outstanding shares and Mr. Isaac Ben-Bassat, one of our directors, beneficially owns 7.4% of our outstanding ordinary shares.  As a result, such shareholders control and will continue to control the election of our entire Board of Directors other than our two outside directors and generally have the ability to direct our business and affairs. For as long as such shareholders have a controlling interest in our company, they will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends.  This concentration of ownership may also adversely affect our share price, especially if these shareholders sell substantial amounts of our ordinary shares.  If the Vexigo Transaction is completed, the holdings of our current principal shareholders will be diluted, but our officers and directors that are currently expected to remain on our Board of Directors and our new directors and officers that will join us after the Closing will own 3,492,707 ordinary shares, or approximately 43.3 percent of our outstanding shares subsequent to the Closing.

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

For U.S. federal income tax purposes, we may be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) for the taxable year produce or are held for the production of passive income.  As a result of our relatively substantial cash position at this time, we believe that we may be classified as a PFIC in 2014 and future years, including 2015 under a literal application of the asset test described above, which looks solely to the market value of our assets. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. For more information please see “Item 10. Additional Information – E. Taxation - Certain Material U.S. Federal Income Tax Considerations – Passive Foreign Investment Companies.”

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

We are incorporated under the laws of, and our principal executive offices, production or manufacturing and research and development facilities are located in, the State of Israel. Vexigo is also based in Israel.  As a result, political, economic and military conditions affecting Israel directly influence us.  Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and results of operations.

In recent years, there have been hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel causing casualties and disruption of economic activities. Most recently, in July 2014, an armed conflict commenced between Israel and Hamas. In addition, Israel faces threats from more distant neighbors, in particular, Iran. Also, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect our business, financial condition and results of operations in the future.

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

Some of our directors, officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces, as well as some of the employees of Vexigo, and they may be called for active duty under emergency circumstances at any time.  If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time.  Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service.  Any disruption in our operations could adversely affect our business.

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

We have benefited from certain Israeli Government grants, programs and tax benefits.  In the past, until 2010, we received approvals from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for grants for our research and development projects.  While 2011 was the last year for which we applied for a grant (and were denied), any future grant applications may not be approved by the Office of the Chief Scientist.  To remain eligible for these grants, programs and tax benefits, we must comply with certain conditions, including making specified investments in fixed assets from our own equity and paying royalties with respect to grants received.  In addition, some of these programs restrict our ability to manufacture particular products and to transfer particular technology outside of Israel.  If we do not meet these conditions in the future, the benefits we received could be canceled and we may have to refund payments previously received under these programs or pay increased taxes.  The Government of Israel has reduced the benefits available under these programs in recent years and these programs and tax benefits may be discontinued or curtailed in the future.

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

Our capital expenditures for the years ended December 31, 2012, 2013 and 2014 were approximately $1.5 million, $1.5 million and $1.4 million, respectively. These expenditures were principally for research and development equipment, office furniture and equipment and leasehold improvements.

On February 3, 2014, we announced that we signed a definitive agreement to acquire Vexigo Ltd., a privately-held Israeli-based software company supporting video advertising over the internet and mobile devices, which will continue to operate as our wholly-owned subsidiary.

Under the terms of the agreement, we will acquire 100% of the outstanding shares of Vexigo in consideration of the payment of $3 million at closing and two payments of $500,000 each to  be paid three months and six months following the closing date. In addition, at closing, we will issue 40% of our outstanding ordinary shares post-closing to Vexigo’s shareholders. The agreement further provides for earnout payments equal to 45% of the EBITDA of the Vexigo product line for up to $16 million over a 5.5 years period from the closing date.

The Vexigo Transaction is expected to close in April 2015, following our scheduled extraordinary general meeting of shareholders on April 1, 2015, when approval of  the Vexigo Transaction will be sought. For further details regarding the Vexigo Transaction and its effect on our company, please review the Proxy Statement that furnished to the SEC on Form 6-K for the month of February 2015 and submitted on February 18, 2015.

B.           Business Overview

Industry Background

We are a global provider of services and solutions in the Telecom Expense Management (TEM), Cloud Billing, Mobile Virtual Network Enabler (MVNE), M2M/IoT service providers and Mobile Money markets.  Our TEM Suite helps organizations reduce operational expenses, improve productivity and optimize networks and services associated with communications networks and information technology.  Our MVNE and Mobile Money offerings enable MVNOs and financial service providers to manage their customers’ and resellers’ lifecycles.  Our M2M/IoT Enablement Platform enables Mobile Network Operators (MNO) and MVNOs to create new revenue streams from selling management services in addition to the connectivity to M2M/IoT service providers.

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

M2M/IoT Enablement Platform Market

The rise of the Internet of Things (IoT) phenomenon is a direct result of the unprecedented acceleration of connectivity combined with the ability to embed computing into an endless array of objects. IoT is changing the playing field by redefining the “connected” world to extend far beyond the human realm into the world of “things.”  IoT is expected be one of the most disruptive technology trends of the next decade with sweeping implications for businesses. The vision is that IoT will provide businesses with the ability to more effectively monitor and control operations while providing them with more information and control. It will offer innovative opportunities for new sources of revenue, intelligent interaction with customers that improve customer experience and greater efficiencies. However, along with the innumerable opportunities created by IoT come a myriad of challenges.

The IoT ecosystem is fragmented and complex and involves many participants using a range of connected devices. These devices are embedded with sensors, modules and SIMs that deliver new solutions and services all operating in various connectivity environments. The result is more of everything: more devices, transactions, services, applications and connections. The challenge for enterprises and IoT service providers offering M2M-based services is to take the complexity out of IoT.

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

•	Call Accounting- Collection of call data records directly from PBXs, including rates and pricing of calls, and generation of detailed and summary reports.

Additional features and functions:

•	Asset Management

•	Cable Management

•	Private Calls Management

•	My Portal

•	VOIP Quality of Service

•	Proactive Alerts

•	Tenant Resale

•	Work Order Management

•	Procurement Management

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

MTS CrossTALK M2M/IoT Enablement Platform Solution

CrossTALK is a comprehensive, proven and highly scalable IoT enablement platform covering all the business, operational, management and analytics requirements of IoT service providers. It seamlessly integrates into any MNO operational environment and enables IoT service providers and enterprises, regardless of their size, service offerings or localization requirements, to deploy Internet-connected devices and easily manage all aspects of machine-to-machine (M2M) interactions. CrossTALK provides all the services from a single platform either from the cloud or from a local data center. Our IoT solution has the following modules:

•
SIM Management: Full SIM management functionalities accessible from self-care interfaces including MACD (Move, Add, Change, Delete), activation, life-cycle management, suspend/resume and more, as well as notifications and alerts for connectivity, usage, fraud and security.

•
Location Management (GIS): Enables the retrieval of geographical information from any SIM or sensor. Capabilities include device virtualization, location historical path, GIS layers management and geo-fencing, as well as notifications and alerts.

•
Flexible Billing Engine: Accommodates and processes any type of billing structure. Sophisticated product catalog, Rating, Customer care supporting the full customer life cycle operations, Self care, Partner management for full sales channel operations management, Accounting and dunning, Invoicing and billing.

•
Big Data: Enables gathering, filtering, validating, consolidating as well as auditing and controlling of information (records describing usage and performance events) from various data sources of the service delivery platform and application servers automatically or in near real time.

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

We sell our solutions worldwide through OEMs, distribution channels and our own direct sales force in the United States, Israel and Hong Kong, and through a network of local distributors in these and various other countries.  We employed 12 persons in sales and marketing and 19 persons in support as of December 31, 2014, as compared to 11 persons in sales and marketing and 20 persons in support as of December 31, 2013 and 13 persons in sales and marketing and 33 persons in support as of December 31, 2012.

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

Our strategy is to focus on selling our M2M/IoT enablement platform to small and medium MNOs and in parallel to M2M/IoT service providers by playing the role of a M2M MVNO that will sell data connectivity with management and billing services. We believe that our principal competitor in this highly competitive market is Jasper Technologies, Inc. The MVNO market is also growing very fast and the principal competitors include Wyless Inc., RacoWireless and Aeris Communications Inc. We believe that our robust solution is a good fit for SMB M2M/IoT service providers. There can be no assurance that we will be able to compete successfully against our current or future competitors.

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

D.           Property, Plants and Equipment

Our executive offices and research and development facilities are located at 14 Hatidhar Street, Ra'anana, Israel. We lease 5,490 square feet under a lease that expires in February 2016 at an annual rental charge of approximately $127,000.

Our U.S. subsidiary, MTS IntegraTRAK, occupies approximately 2,944 square feet of space in River Edge, New Jersey for a monthly rental fee of approximately $4,800 under a lease terminating in February 2019.  We also have an office in Glendale, California, where we occupy approximately 570 square feet of space, under a month-to-month lease for a monthly rental fee of approximately $1,500. In addition, we have an office in Powder Springs, Georgia, where we occupy approximately 4,800 square feet of space under a month-to-month lease for a monthly rental fee of approximately $4,700.

ITEM 4A.                UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.                   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.            Operating Results

The following discussion of our results of operations should be read together with our audited consolidated financial statements and the related notes, which appear elsewhere in this annual report.  The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties.  Our actual results may differ materially from those discussed in the forward-looking statements.  In addition, in the event the Vexigo transaction is completed, our past results may not be indicative of future results.  Factors that could cause or contribute to such differences include those discussed below and elsewhere in this annual report.

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

MVNO Services

Our improved operations during the last three years have been attributable in great measure to our entry into the MVNO services business. We provide services to MVNOs and assist them to reduce their time to market, focus on sales and marketing and reduce their initial capital expenses.  The emergence of the MVNO model in various markets worldwide is mostly related to changes in regulations and in the ability of MVNOs to address new market segments that may increase their revenue streams. Our first MVNO customer was Simple Mobile, a U.S.-based MVNO, for whom we provided MVNE services.  In 2012 and 2013, sales attributable to Simple Mobile accounted for approximately 22.8% and 33.3% of our revenues, respectively.  During 2012, Simple Mobile was acquired by TracFone and in 2013 TracFone migrated the hosted billing services to their own platform and did not renew their agreement with us. We are continuing our efforts to gain new customers for our MVNO services, but our future success cannot be assured. If we do not replace the revenues generated by Simple Mobile LLC, our operating results and financial condition will be adversely affected.

TEM Call Accounting Solutions

The majority of our revenues are derived from our TEM call accounting solutions, whose revenues declined each year from 2006 through 2014 and revenues for these products may not grow in the future.  If the market for our TEM solutions fails to grow or stabilize in the future, our business, operating results and financial condition would be adversely affected. Our future financial performance will be dependent to a substantial degree on the successful introduction, marketing and customer acceptance of our TEM call accounting solutions.

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

Results of Operations

The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
Revenues:
Product sales	27.9%	16.6%	19.7%
Services	72.1%	83.4%	80.3%
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Product sales	8.8	6.2	7.2
Services	25.4	26.1	33.7
Total cost of revenues	34.2	32.3	40.9
Gross profit	65.8	67.7	59.1
Selling and marketing	18.7	17.4	26.4
Research and development	10.1	11.1	19.6
General and administrative	21.4	25.5	34.8
Operating income (loss)	15.6	13.7	(21.7)
Financial income (expenses), net	0.5	0.5	(1.3)
Income (loss) before taxes on income	16.0	14.2	(23.0)
Taxes on income, net	5.6	3.5	0.8
Net income (loss) from continuing operations	10.4	10.7	(23.8)
Net income from discontinued operations	-	0.6	1.1
Net income (loss)	10.4	11.3	(22.7)

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

Revenues from Products and Services.  Revenues from products and services consist primarily of software license fees sales and revenues from services, including managed services, hosting, consulting, maintenance, training, professional services and support.  Revenues from products and services decreased by 43.2% to $7.1 million for the year ended December 31, 2014 from $12.5 million for the year ended December 31, 2013.  Revenues from our Enterprise segment decreased by 15.4% to $6.6 million, or 93.0% of our total revenues, for the year ended December 31, 2014 from $7.8 million, or 62.4% of our total revenues, for the year ended December 31, 2013.  Revenues from our Service Providers segment decreased by 89.4% to $0.5 million, or 7.0% of our total revenues, for the year ended December 31, 2014 from $4.7 million, or 37.6% of our total revenues, for the year ended December 31, 2013.  Revenues from products and services in the U.S. decreased by 48% to $5.6 million, or 78.9% of our total revenues, for the year ended December 31, 2014 from $10.8 million, or 86.4% of our total revenues, for the year ended December 31, 2013.   Our revenues decreased in 2014 primarily as a result of the loss of Simple Mobile as a customer.

Cost of Revenues from Products and Services.  Cost of revenues from products and services consists primarily of (i) production costs and payments to subcontractors; (ii) certain royalties and licenses payable to third parties (including Asentinel and the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel, or the OCS), (iii) professional services costs; and (iv) support costs.  Cost of revenues from products and services decreased by 27.5% to $2.9 million for the year ended December 31, 2014 from $4.0 million for the year ended December 31, 2013.  The decrease in cost of revenues from products and services is primarily attributable to our ceasing to provide services to Simple Mobile during 2013.  We expect that our cost of revenues for our legacy business will remain at the same level in 2015 as in 2014.

Research and Development.  Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities, outsourced subcontractor development and other related costs.  Research and development expenses remained at $1.4 million for the years ended December 31, 2014 and 2013.  We expect that our research and development expenses will decrease in 2015 compared to 2014, but will increase if the Vexigo transaction closes.

Selling and Marketing.  Selling and marketing expenses consist primarily of costs relating to sales representatives and their travel expenses, trade shows and marketing exhibitions and presales support.  Selling and marketing expenses decreased by 13.6% to $1.9 million for the year ended December 31, 2014 from $2.2 million for the year ended December 31, 2013.  We expect to report an increase in our selling and marketing expenses in 2015.

General and Administrative.  General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, professional fees and office maintenance and administrative costs.  General and administrative expenses decreased by 22% to $2.5 million for the year ended December 31, 2014 from $3.2 million for the year ended December 31, 2013.  We expect an increase in our general and administrative expenses in 2015 compared to 2014.

Financial Income (Expenses), Net.  Financial income, net consists primarily of interest income on bank deposits, foreign currency translation adjustments, other interest charges and the financial income (expenses) from option contracts or other foreign hedging arrangements.  We recorded $95,000 of financial expenses, net for the year ended December 31, 2014, compared to $61,000 of financial income, net for the year ended December 31, 2013. Our financial expense in 2014 and financial  income in 2013 is primarily attributable to exchange rate and foreign currency translation adjustments.

Taxes on Income.  We recorded taxes on income of $54,000 for the year  ended December 31, 2014, compared to taxes on income of $435,000 for the year ended December 31, 2013.  Our taxes on income for the year ended December 31, 2014 are primarily attributable to state income taxes paid by our subsidiary in the U.S.

Net Income from Discontinued Operations.  We recorded net income from discontinued operations of $80,000 in the year ended December 31, 2014, compared to net income from discontinued operations of $73,000 in the year ended December 31, 2013.  The income from discontinued operations was attributable to the decrease in certain contingent liabilities of our Brazilian subsidiary, TABS Brazil Ltda., whose operations were discontinued in March 2009.

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

Research and Development, Net.  Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities, outsourced subcontractor development and other related costs.  Research and development expenses increased by 7.7% to $1.4 million for the year ended December 31, 2013 from $1.3 million for the year ended December 31, 2012.

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

Net Income from Discontinued Operations.  We recorded net income from discontinued operations of $73,000 in the year ended December 31, 2013.  The income from discontinued operations was attributable to decrease of certain contingent liabilities of our Brazilian subsidiary, TABS Brazil Ltda., whose operations were discontinued in March 2009. We did not record net income or loss from discontinued operations for the year ended December 31, 2012.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2010	2.7	(6.0)	8.7
2011	2.2	7.7	(5.5)
2012	1.6	(2.3)	3.9
2013	1.9	(7.0)	8.9
2014	(0.2)	12.1	(12.3)

A depreciation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are linked to the dollar.  This depreciation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities and also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar.  Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.  During 2009 and 2010 the NIS appreciated against the U.S. dollar, which resulted in an increase in the U.S. dollar cost of our NIS expenses. During 2011 the U.S. dollar appreciated against the NIS, which resulted in a decrease in the U.S. dollar cost of our NIS expenses. During 2012 and 2013, the NIS appreciated against the U.S. dollar. While the dollar appreciated relative to the shekel by 12.1% in 2014, eclipsing the 0.2% rate of deflation in Israel in that year, there is no guarantee that the prior trend of dollar devaluation relative to the shekel will not return in the future. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results.  We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

In 2014, we entered into forward, call and put option contracts in the amount of $3.4 million that converted a portion of our floating currency liabilities to a fixed rate basis, which reduced the impact of the currency changes on our cash flow.  The purpose of our foreign currency hedging activities is to protect us from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. Our put option contracts did not qualify as hedging instruments under ASC 815. Changes in the fair value of put option contracts are reflected in the consolidated statement of comprehensive income as financial income or expense.  In 2014, we recorded approximately $79,000 as financial income with respect to such transactions in our consolidated statements of operations.

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

Effective Corporate Tax Rate

The Israeli corporate tax rate was 25% in 2012 and in 2013.  The corporate tax rate increased to 26.5% in 2014.

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

In December 2010, the "Knesset" passed the Investment Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among other things, amendments to the Investment Law. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the company's entire preferred income. The company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011, 2012 and 2013 - 15% (in development area A - 10%); 2014 and 2015 - 16% (in development area A - 9%).

Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties.  Under Israeli tax law, the results of our foreign consolidated subsidiaries cannot be consolidated for tax

B.           Liquidity and Capital Resources

As of December 31, 2014, we had $4.9 million in cash and cash equivalents, $136,000 in marketable securities and working capital of $2.1 million, compared to $6.4 million in cash and cash equivalents, $153,000 in marketable securities and working capital of $3.5 million as of December 31, 2013.  The marketable securities are restricted in order to secure our obligations under one of our lease agreements.  The decrease in our working capital at December 31, 2014 was primarily attributable to the net loss we incurred in 2014.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2012	2013	2014
	(in thousands)
Net cash provided by (used in) operating activities from continuing operations	807	2,147	(1,482)
Net cash used in investing activities	(189)	(58)	(37)
Net cash provided by financing activities from continuing operations	303	90	14
Net increase (decrease) in cash and cash equivalents	921	2,179	(1,505)
Cash and cash equivalents at beginning of period	3,269	4,190	6,369
Cash and cash equivalents at end of period	4,190	6,369	4,864

Net cash used in operating activities from continuing operations was approximately $1.5 million for the year ended December 31, 2014, compared to net cash provided by operating activities from continuing operations of $2.1 million for the year ended December 31, 2013.  Net cash used in operating activities from continuing operations was approximately $807,000 for the year ended December 31, 2012. The increase in cash used in operating activities in 2014 compared to cash generated from operating activities in 2013 is primarily attributable to the decrease in our company’s net income, mainly as a result of loss of Simple Mobile as a customer at the end of 2013 which significantly affected us in 2014.

Net cash used in investing activities was approximately $37,000 for the year ended December 31, 2014, primarily attributable to purchase of property and equipment. Net cash provided by investing activities was approximately $58,000 and $189,000 for the years ended December 31, 2013 and December 31, 2012, respectively, primarily attributable to purchase of property and equipment.

Net cash provided by financing activities was approximately $14,000 for the year ended December 31, 2014, attributable to the proceeds received from employee stock option exercises. Net cash provided by financing activities was approximately $90,000 and approximately $303,000 for the year ended December 31, 2013 and December 31, 2012, respectively. In 2013 and 2012, net cash provided by financing activities was attributable to the proceeds received from employee stock option exercises.

Under the terms of the Vexigo Transaction, we will acquire 100% of the outstanding shares of Vexigo. We will pay cash consideration of $4 million, consisting of the payment of $3 million at closing and two payments of $500,000 each that will be paid three months and six months following the closing date. In addition, at closing, we will issue 40% of our outstanding ordinary shares post-closing to Vexigo’s shareholders. The Vexigo SPA further provides for earnout payments of up to $16 million over a 5.5 year period from the closing date, based on the earnings of the Vexigo product line. Accordingly, the consummation of the Vexigo Transaction will significantly decrease our cash reserves. In the event we are not successful in generating sufficient cash from our current operations or from Vexigo’s operations, we may be required to obtain financing from outside sources or reduce our level of expenditure.  Such financing may not be available in the future, or, if available, may not be on terms satisfactory to us.  If adequate funds are not available to us, our business, results of operations and financial condition will be adversely affected.

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

Revenues for hosting and managed services are recognized based on Staff Accounting Bulletin No. 104 and ASC 605-25, when delivery has occurred or services have been rendered, the fee is fixed or determinable, collectability is probable and persuasive evidence of an arrangement exists. These revenues are recognized as one unit of accounting, on a straight line basis over the term of the last undelivered element.

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

Based on estimates of future taxable profits and losses in the tax jurisdictions that we operate, we determined that a valuation allowance of $5.29 million is required for tax loss carryforwards and other temporary differences as of December 31, 2014.  If these estimates prove inaccurate, a change in the valuation allowance could be required in the future.

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

We have elected to perform an annual impairment test of goodwill as of September 30 of each year, or more frequently if impairment indicators are present. For 2014 we engaged a third party to perform annual impairment tests and did not identify any impairment losses. The company performed its annual impairment tests during the fourth quarter.  As of December 31, 2014, in light of the decrease in the market price of the company’s ordinary shares, we performed an  additional qualitative assessment for the enterprise reporting unit and concluded that it is more likely than not that no impairment of goodwill exists. No impairment losses were recognized in 2013 and 2014.

Other intangible assets and long-lived assets.  Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up in accordance with ASC 350.  Our long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360 “Property, Plant and Equipment” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2013 and 2014, no impairment losses were identified.

Developed technology is amortized over a period of six-to-eight years, customer relationships are amortized over a period of five to six years and brand names are amortized over a period of eleven years. During 2012, 2013 and 2014, no impairment losses were identified.

Stock based compensation. We apply ASC 718 "Compensation - Stock compensation," and ASC 505-50 "Equity-Based Payments to Non-Employees," with respect to options and warrants issued to non-employees. ASC 718 requires companies to estimate the fair value of stock-based awards on the date of grant using an option-pricing model, where applicable.  Stock-based compensation expense recognized in our consolidated statements of operations for the three years ended December 31, 2014 include compensation expense for stock-based awards granted based on the grant date fair value estimated in accordance with the provisions of ASC 718.

We recognize these compensation costs net of a forfeiture rate and recognize the compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period for each separately vesting portion of the award, which is the option vesting term of four years.  ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  We estimate the fair value of stock options granted using the Black-Scholes-Merton option pricing model.  Stock-based compensation expense recognized under ASC 718 and ASC 505-50 were approximately $44,000, $107,000 and $69,000 for the years ended December 31, 2012, 2013 and 2014, respectively.

Recently Issued Accounting Standards

In April 2014, the FASB issued amended guidance related to discontinued operations. The new guidance limits the presentation of discontinued operations to business circumstances when the disposal of the business operation represents a strategic shift that has had or will have a major effect on operations and financial results. This guidance is effective for fiscal years beginning January 1, 2015. We believe that the adoption of this new standard will not materially impact our consolidated financial statements.

In May 2014, the FASB issued guidance on revenue from contracts with customers that will supersede most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue upon the transfer of goods or services to customers in an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for the interim and annual periods beginning on or after December 15, 2016 (early adoption is not permitted). The guidance permits the use of either a retrospective or cumulative effect transition method. We are currently evaluating the potential effect of the amended guidance on our consolidated financial statements.

In August 2014, the FASB issued amended guidance related to disclosure of uncertainties about an entity’s ability to continue as a going concern. The new guidance requires management to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern and, as necessary, to provide related footnote disclosures. The guidance has an effective date of December 31, 2016. We believe that the adoption of this new standard will not have a material impact on our consolidated financial statements.

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

We work closely with our customers and prospective customers to determine their requirements and design enhancements and new releases to meet their needs.  Research and development activities take place in our facilities in Israel.  We employed 10 persons in research and development as of December 31, 2014, as compared to 12 persons in research and development as of December 31, 2013 and December 31, 2012.

We have committed substantial financial resources to research and development for our TEM and billing solution activities.  Among our various development plans, our roadmap includes the integration of our TEM products with our other complementary TEM products within the next few years.  During 2012, 2013 and 2014, our net research and development expenditures were $1.3 million, $1.4 million and $1.4 million, respectively.  In the past, we received funding from the OCS for selected research and development projects.

Under the terms of research and development grants that we have received from the OCS, we are required to pay royalties on the revenues derived from products incorporating know-how developed with such grants and ancillary services in connection therewith, up to 100% to 150% of the dollar-linked value of the total grants, plus interest.  We are required to pay royalties at a rate of 3%-5%.  The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.  Since June 1997, we have paid the OCS royalties on all call accounting product sales at the applicable rates at the time of payment.  See Item 10E. “Additional Information - Taxation - Grants under the Law for the Encouragement of Industrial Research and Development, 1984.”  As of December 31, 2014, we had a contingent obligation to pay royalties to the OCS in the amount of approximately $8.5 million plus interest at a rate equal to the 12 month LIBOR rate for grants received after January 1999.

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

F.           Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2014 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(U.S. dollars in thousands)
Operating lease obligations	385	185	132	68	-
Accrued severance pay*	712	--	--	--	712
Total	1,097	185	132	68	712
__________
* See Item 6D. “Directors, Senior Management and Employees - Employees.”

ITEM 6.                   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position with the Company
Chaim Mer	67	Chairman of the Board of Directors
Lior Salansky	50	Chief Executive Officer
Alon Mualem	48	Chief Financial Officer
Josef Brikman	57	President, North America Operations
Nir Flatau	45	Executive Vice President, Business Development
Isaac Ben-Bassat	61	Director
Eytan Barak (1) (2)	70	Outside Director
Roger Challen	69	Director
Steven J. Glusband	68	Director
Yaacov Goldman (1) (2)	59	Director
Varda Trivaks (1) (2)	58	Outside Director
___________________
(1) Member of our audit committee
(2) Member of our compensation committee

Messrs. Mer, Ben-Bassat, Challen, Glusband and Goldman will serve as directors until our 2015 Annual General Meeting of Shareholders.  All of such persons were elected to serve as directors by our shareholders at our 2014 Annual General Meeting of Shareholders.  We expect that Mr. Isaac Ben-Bassat will resign his position as a member of our Board of Directors effective as of the closing of the Vexigo Transaction. Mr. Barak and Ms. Trivaks serve as outside directors pursuant to the provisions of the Israeli Companies Law for their third three-year terms until December 2016 and August 2017, respectively. Lior Salansky, who was a member of our board of directors since April 2008, resigned his position as a director in January 2014 and was appointed as our Chief Executive Officer in January 2015, replacing Mr. Alon Mualem, our CFO, who served as our CEO on an interim basis since May 2014.

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

Lior Salansky has served as our Chief Executive Officer since January 2015. Mr. Salansky served as a director of our company from April 2008 to January 2014 and as our President from February 2008 until June 2010.  In 1991, Mr. Salansky founded MIND C.T.I. Ltd. (NASDAQ: MNDO), a global provider of real-time, product-based mediation, billing and customer care solutions for voice, data, video and content services, where he served until February 2000 in a number of positions, including Co-Chief Executive Officer, Vice President of Business Development and Research and Development Manager and also served as a director from its inception until 2004.  Mr. Salansky holds a B.Sc. degree in Computer Science from the Technion - Israel Institute of Technology and an MBA degree from Tel Aviv University.

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

Josef Brikman has served as our President of North America operations since May 2011.  Mr. Brikman also currently serves as President of MER Security Inc., which he joined in 2008.  From 2006 to 2008, Mr. Brikman was a co-founder of a financial consulting company.  Mr. Brikman had previously served our company as Chief Financial Officer from 1998 to 2004.  Previously, Mr. Brikman was co-founder and co-manager of STS Software Systems Ltd.  Mr. Brikman holds a B.Sc. degree from Fairleigh Dickenson University and a B.A. degree from Haifa University.

Nir Flatau has served as our Executive Vice President, Business Development since November 2014. Before joining us, Mr. Flatau held various senior executive positions with a number of high-tech companies. He served as Vice President Marketing and Business Development of the telecom division of the MER Group from April 2013 until November 2014 and Vice President Marketing and Business Development of Comverse Ltd. from March 2011 until April 2013.  From February 2008 until March 2011 he served as Senior Account Director for Pontis Ltd. and previously served as Vice President EMEA Marketing, Sales and Business Development for Clarizen Ltd. Mr. Flatau obtained his B.A. degree in Computer and Political Science from the Tel Aviv University.

Isaac Ben-Bassat has served as a director since our inception in December 1995.  Mr. Ben-Bassat has been Executive Vice President and a director of C. Mer since 1988.  Mr. Ben-Bassat holds a B.Sc. degree in Civil Engineering from the Technion - Israel Institute of Technology.

Eytan Barak has served as an outside director of our company from August 2007 and is a member of our audit committee.  Mr. Barak is joint owner and chief executive officer of Dovrat - Barak, Investments in Advanced Technologies Ltd., which provides financial resources and management assistance to start-up companies.  Mr. Barak also served as a member of the board of directors, audit committee and investment committee of Eltek Ltd, Spectronix Ltd. and Menorah-Mivtachim Mutual Funds Ltd.  Mr. Barak serves as a member of the board of directors, audit committee and investment committee of various Israeli companies, including Meshulam Levinstein Construction and Engineering Ltd., Yuval Education Ltd., Tel-Aviv National Sport Center Ltd. and Ben Gurion university Sport Center.  From 1973 to 1997, Mr. Barak was with Israel Corporation, initially serving as its corporate controller and thereafter as its chief financial officer, and also served as chairman or member of the board of directors of some of its subsidiaries.  From 1967 until 1973, Mr. Barak was associated with Kesselman & Kesselman, the Israeli member firm of PricewaterhouseCoopers International Limited.  Mr. Barak holds a B.A. degree in accounting from Tel Aviv University and has been a certified public accountant (Israel) since 1971.

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

Yaacov Goldman has served as a director since May 2004 and is a member of our audit committee.  Mr. Goldman provides consulting services to companies in strategic-financial areas, through his wholly owned company, Maanit-Goldman Management & Investments (2002) Ltd.  Mr. Goldman also serves as a director of Golden House Ltd., Cellect Biomed Ltd., Isrotel Ltd., Meitav Dash Investments Ltd., Medi Power (Overseas) Public Co. Limited and IceCure Medical Ltd. Until March 2012, Mr. Goldman served as a director of Elron Electronic Industries Ltd. and Negev Ceramics Ltd. Until July 2010, Mr. Goldman served as a director of Bank Leumi Le'Israel Ltd. and until June 2009 as Chairman of ITGI Medical Ltd.  Until December 2014, he served as a director of Proteologies Ltd. Mr. Goldman served as the Professional Secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel from October 2004 until September 2008.  Commencing in 1981, Mr. Goldman worked for Kesselman & Kesselman (Israeli member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of such firm.  From September 2000 until November 2001, Mr. Goldman served as managing director of Argoquest Holdings, LLC.  From March 2002 until October 2002, Mr. Goldman acted as a consultant to a private equity initiative with Poalim Capital Markets & Investments Ltd.  Mr. Goldman holds a B.A. degree in Economics and Accounting from Tel Aviv University and is a Certified Public Accountant (Israel).

Varda Trivaks has served as an outside director since August 2008 and is a member of our audit committee.  Ms. Trivaks serves as the Managing Director and is one of the two founding partners of Mimtar Business Consulting, established in 2001.  In that position, Ms. Trivaks acts as an advisor to companies on investments, mergers, spin-offs, valuation, control, budgeting, with a special focus on advising global companies and management of companies during times of restructuring and recovery. Ms. Trivaks serves as a member of the audit committee, board of directors and/or financial committee of Ginegar Plastic Products Ltd., Halamish - Municipal Government company for housing and neighborhood renewal in Tel Aviv Jaffa Ltd. and E. Schnapp & Co. Works Ltd.  From 1998 to 2004, Ms. Trivaks was a member of the Israel Accounting Institute’s communications committee for Capital Markets and Insurance.  From 1998 to 2001, Ms. Trivaks was a partner with the accounting and consulting firm, Shlomo Ziv and Co. - BDO, and served as the managing director of one of its subsidiaries.  Ms. Trivaks is a Certified Public Accountant (Israel) since 1987 and holds a B.A. degree in Economics and Accounting from Tel Aviv University and a Master of Science in Management from Boston University.

If the Vexigo Transaction is approved by our shareholders on April 1, 2015 and the Vexigo Transactions closes, we expect that Messrs. Tzvika Friedman and Adi Orzel will be elected to the Board and that Mr. Isaac Ben-Bassat will resign from the Board. The biographies Messrs. Friedman and Orzel are below.

Tzvika Friedman (53) is an active investor and coach for companies in the area of on-line advertising, social recommendation, smart acquiring solutions, messaging, homeland security, home networking, Smart meeting application, mobile networks optimization and Algo-Trading. Mr. Friedman served as Alvarion Ltd.’s Chief Executive Officer and President from 2005 through December 2009 and was a member of Alvarion’s board of directors from July 2005 through August 2008. Mr. Friedman joined Floware Wireless Systems Ltd. in October 2000 as its President and Chief Operating Officer and served in this capacity in Alvarion since its merger with Floware. From 1998 to 2000, Mr. Friedman served as Corporate Vice President and General Manager of the DCME division at ECI Telecom Ltd. From 1992 to 1996, Mr. Friedman served as Vice President Marketing and Sales of ECI Telecom’s SDH division. Mr. Friedman holds a B.S. and M.S. in Electrical Engineering, summa cum laude, from the Tel Aviv University, and graduated with distinction with an M.S. from the Sloan Program of Management of the London Business School.

Adi Orzel (43) has served as the Chairman of the Board of Vexigo Ltd. since April 2012. Mr. Orzel is also the co-founder & CEO of Warlock Analytics Ltd. Prior to that he was the CEO of Way Better Ltd. Mr. Orzel is a co-founder of Matomy Media Group (MTMY.L), a global performance media company, and served as the CEO of its display division (Matomy Media) from 2006 to 2012 and as the CEO of the performance division (Matomy Market) from October 2010 to March 2012. In 2005-2006 Mr. Orzel served as VP Business Development for Soho Digital International and from 2003-2005 Mr. Orzel was the Executive Director of Advertising at 888.com (888.L). Mr. Orzel holds a B.A., cum laude, in Economics from the Tel Aviv University.

B.           Compensation

The aggregate compensation paid and share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2014 was $909,715. This amount includes approximately $85,834 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of December 31, 2014, options to purchase 202,500 ordinary shares granted to our current directors and executive officers were outstanding under our equity incentive plans at a weighted average exercise price of $1.69 per share.

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement to disclose information concerning the amount and type of compensation paid to its chief executive officer, chief financial officer and the three other most highly compensated executive officers. Nevertheless, a recent amendment to the regulations promulgated under the Israeli Companies Law requires us to disclose the annual compensation of our five most highly compensated officers (or all the named executive officers if there are less than five) on an individual basis, rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas. Under the Companies Law regulations, this disclosure is required to be included in the notice of our annual meeting of shareholders each year or in a public document that accompanies such notice, which we furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K. The Companies Law regulations permit us to refer to a report filed pursuant to the laws of the country in which our shares are listed for trading that includes the required information in lieu of its inclusion in the notice of annual meeting. Because of that disclosure requirement under Israeli law, we are including such information in this annual report, pursuant to the disclosure requirements of Form 20-F.

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2014. All amounts reported in the table reflect the cost to the company, as recognized in our financial statements for the year ended December 31, 2014.

Name and Position	Salary & Social Benefits (1)	Bonus	Share-Based Payment (2)	Other Compensation (3)	Total
	(U.S. Dollars) (4)
Eytan Bar, Chief Executive Officer(5)	239,577	-	17,354	-	256,931
Alon Mualem, Chief Financial Officer	195,068	-	23,664	28,484	247,216
Josef Brikman, President, North America Operations (6)	214,722	-	10,059	-	224,781
Chaim Mer, Chairman of the Board of Directors (7)	84,000	-	-	-	84,000
Nir Flatau, Executive Vice President, Business Development (8)	34,475	--	-	2,508	36,983

(1)
Represents the office holder’s gross salary or consulting fees plus payment of mandatory social benefits made by the company on behalf of such office holder, to the extent applicable. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security, tax gross-up payments, vacation, car, phone, convalescence pay and other benefits and perquisites consistent with our policies.

(2)
Represents the equity-based compensation expenses recorded in the company’s consolidated financial statements for the year ended December 31, 2014 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation.

(3)	Represents the other benefits to such officer, which includes car expenses, including lease costs, gas and maintenance, provided to the officers.

(4)
Translated (i) from NIS into U.S. dollars at the rate of NIS 3.6 = $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2014.

(5)
Represents compensation granted to Mr. Bar until November 2014. Our Board of Directors approved the appointment of Mr. Lior Salansky as our CEO, succeeding Mr. Eytan Bar, on January 18, 2015, replacing Mr. Alon Mualem, our CFO, who served as CEO on an interim basis since May 2014, when Mr. Bar resigned. Our Compensation Committee and Board of Directors approved the proposed terms of employment of Mr. Salansky at their meetings held on January 11, 2015 and January 18, 2015. These terms, subject to shareholder approval, are described in the Proxy Statement furnished to the SEC on Form 6-K for the month of February 2015 and submitted on February 18, 2015. If the Vexigo Transaction closes in April 2015, further changes are expected to be made to the compensation table which will be adapted to include Vexigo’s chief executive officer. For further details on the Vexigo Transaction, please consult the Proxy Statement furnished to the SEC on Form 6-K for the month of February 2015 and submitted on February 18, 2015.

(6)	Represents compensation of Mr. Josef Brikman who devotes 80% of his time to our company.

(7)	Mr. Chaim Mer, the Chairman of our Board of Directors, devotes approximately 20% of his time to the management of our company in consideration of which we pay him a monthly salary of $7,000.

(8)	Represents compensation of Mr. Nir Flatau since he joined the company on October 22, 2014.

With respect to Messrs. Ben-Bassat, Challen, and Glusband, in 2014 we paid each of them an annual fee of approximately $8,400 and a per meeting attendance fee of $300.

With respect to Mr. Goldman and our outside directors, we pay an annual fee, payable quarterly, of NIS 30,500 (currently equivalent to approximately $7,800) and a per meeting attendance fee of NIS 1,700 (currently equivalent to approximately $440).

As of December 31, 2014, our three executive officers, Mr. Alon Mualem, Mr. Josef Brikman and Mr. Nir Flatau, held options to purchase an aggregate of 202,500 ordinary shares with exercise prices ranging from $1.44 to $2.26 per share and a vesting period of four years commencing on the respective grant dates of the options. Of such options, options to purchase 112,500 ordinary shares will expire in August 2016, options to purchase 50,000 ordinary shares will expire in November 2016 and options to purchase 40,000 ordinary shares will expire in May 2018.  Such options were granted under our 2003 Israeli Share Option Plan and 2006 Stock Option Plan. In 2014, no such options were exercised. However, a former officer exercised options to purchase 2,078 ordinary shares during 2014.

At the 2013 Annual General Meeting, our shareholders approved the grant of options to Mr. Lior Salansky to purchase 40,000 ordinary shares.  On January 29, 2014, we received notice from Mr. Lior Salansky that he was resigning as a director of our company effective January 31, 2014 and all of the options granted to Mr. Salansky subsequently expired. As mentioned above, Mr. Salansky’s proposed terms of employment as our company’s new Chief Executive Officer are discussed in the Proxy Statement furnished to the SEC on Form 6-K for the month of February 2015 and submitted on February 18, 2015.

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

Pursuant to our articles of association, all of our directors (except the outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected.  The Board of Directors, may, at any time from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number.  All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office.  All of our current directors (including one outside director) were elected by our shareholders at our annual general meeting of shareholders held in August 2014.

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

Outside directors are elected by shareholders.  In general, outside directors serve for a three-year term, which may be renewed for only two additional three-year term.  However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Capital Market, such as our company, may appoint an outside director for additional terms of not more than three years each, subject to certain conditions. Such conditions include the determination by the audit committee and board of directors that in view of the outside director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company.

The election of an outside director for the initial three-year term requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) are voted in favor of the election of the outside director, or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) voted against the election of the outside director does not exceed 2% of the outstanding voting power in the company.

An outside director may be re-elected to serve for two additional three-year terms in one of the two following methods: (i) the board of directors proposed the nomination of the outside director for an additional term and her or his appointment is approved by the shareholders in the manner required to appoint outside directors for an initial term as set forth above, or (ii) in the event a shareholder holding 1% or more of the voting rights nominates the outside director for an additional term or if the outside director nominated her or himself for an additional term, the nomination is required to be approved by a majority of the votes cast by the shareholders of the company; provided that: (x)  the votes of controlling shareholders, the votes of shareholders who have a personal interest in the approval of the appointment of the outside director, other than a personal interest that is not as a result of such shareholder’s connections to the controlling shareholder, and abstaining votes are excluded from the counting of votes and (y) the aggregate votes cast by shareholders in favor of the nomination that are counted for purposes of calculating the majority exceed 2% of the voting rights in the company. The outside director nominated by shareholders may not be a related or competing shareholder or a relative of such shareholder at the date of appointment and may not have an affiliation to a related or competing shareholder at the date of appointment or for the two year period prior to the appointment. A “related or competing shareholder” is defined by the Companies Law as the shareholder that proposed the nomination or a significant shareholder (a shareholder holding five percent or more of the outstanding shares of a company or of the voting rights in a company), provided that at the date of appointment of the outside director such shareholder, its controlling shareholder or a corporation controlled by either of them, have business connections with the company or are competitors of the company. The term “affiliation” is defined as set forth above.

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

Audit Committee

Our audit committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Exchange Act, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company and proposing to the board of directors ways to correct such defects, and such other duties as may be directed by our board of directors.  The Companies Law provides that the roles of an audit committee are: (i) monitoring deficiencies in the business management of a company, including by consulting with the internal auditor or independent accountants and suggesting methods of correction of such deficiencies to the board of directors, (ii) determining whether or not certain related party actions and transactions and actions taken by office holders that  are “material actions” or “extraordinary transactions” in connection with their approval procedures as more fully described above, (iii) determining in connection with transactions with the controlling shareholder or with a third party in which the controlling shareholder has a personal interest (event if they are not extraordinary transactions) and in connection with transactions with the controlling shareholder or its relative, directly or indirectly, for the receipt of services or in connection with terms of employment or service, a duty to conduct a competitive process, supervised by the audit committee or anyone else appointed by the audit committee and based on criteria determined by the audit committee, or to determine that other procedures determined by the audit committee will be conducted, prior to execution of such transactions, all based on the type of the transaction (the audit committee is permitted to determine criteria for this matter once a year in advance), (iv) determining whether to approve actions and transactions that require audit committee approval under the Companies Law, (v) determining the method of approval of non-negligible transactions (i.e. transactions of a company with a controlling shareholder or with a third party in which the controlling shareholder has a personal interest that the audit committee determined are not extraordinary but are non-negligible), including to determine types of such transactions that will require the approval of the audit committee (the audit committee is permitted to determine a classification of transactions as non-negligible based on criteria determined once a year in advance), (vi) in a company in which the work plan of the internal auditor is approved by the board – examining the work plan before it is submitted to the board and suggesting revisions, (vii) assessing the company’s internal audit system and the performance of its internal auditor and whether the internal auditor has the resources and tools required for the performance of its role, taking into account, among others, the special needs and size of the company, (viii) examining the scope of work and compensation of the company’s independent auditor and (ix) setting procedures in connection with the method of dealing with complaints of employees regarding defects in the management of the company’s business and with the protection provided to such employees.   Under Israeli law an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and it otherwise meets the composition requirements of the Israeli law.

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

Compensation Policy

In accordance with the Israeli Companies Law, in August 2013, our shareholders approved a compensation policy that must be approved at least once every three years.

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

Our Compensation Committee and Board of Directors approved an updated version of our compensation policy at their meetings held on January 11, 2015 and January 18, 2015. The approval of this updated compensation policy is included on the agenda for our extraordinary general meeting of shareholders, scheduled for April 1, 2015. The form of updated compensation policy is attached as Exhibit C to the Proxy Statement furnished to the SEC on Form 6-K for the month of February 2015 and submitted on February 18, 2015.

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

Approval Process of Terms of Service and Employment of Office Holders

The process for approval of Terms of Service and Employment of office holders is as follows:

●           With respect to our chief executive officer, a controlling shareholder or a relative of a controlling shareholder, approval is required by the (i) Compensation Committee, (ii) board of directors and (iii) company’s shareholders with the “special majority” described above (in that order). Subject to certain conditions, the Israeli Companies Law provides an exemption from the shareholder approval requirement in connection with the approval of the Terms of Service and Employment of a CEO candidate.

●           With respect to a director, approval is required by the (i) compensation committee, (ii) board of directors and (iii) company’s shareholders with a regular majority (in that order).

●           With respect to any other office holder, approval is required by the Compensation Committee and the board of directors (in that order); however, in the event of an update of existing Terms of Service and Employment, which the Compensation Committee confirms is not material, Compensation Committee approval is sufficient.

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

D.           Employees

On December 31, 2014, we and our consolidated subsidiaries employed 58 persons, of which 10 persons were employed in research and development, 19 in training and technical support, 12 in sales and marketing and 17 in operations and administration.  As of December 31, 2014, 24 of our employees were located in Israel, 32 of our employees were located in the United States and 2 of our employees were located in Hong Kong.

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

Cost of living adjustment of employees’ wages is determined on a nationwide basis and is legally binding, if and when applied.  Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is similar to the United States Social Security Administration and additional sums towards compulsory health insurance.  In 2014, payments to the National Insurance Institute amounted to approximately 15% of wages, of which approximately two-thirds was contributed by employees with the balance contributed by the employer.

Pursuant to Israeli law, we are required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause.  The severance pay obligation generally requires the payment of severance pay equal to one month’s salary, based on the most recent salary, for each year of employment or a prorated portion thereof upon the termination of employment of an employee. Pursuant to an order issued in December 2007 by the Israeli Minister of Industry, Trade and Labor, new provisions relating to pension arrangements in the collective bargaining agreements between the Histadrut and the Coordination Bureau of Economic Organizations apply to all employees in Israel.  According to such provisions, all employees employed in Israel for at least six months are entitled to pension benefits to be funded by preset monthly contributions of the employee and the employer and to certain severance benefits regardless of whether they or we terminated their employment.  We partly satisfy this obligation by contributing approximately 8.3% of between 80%-100% of the employee’s annual gross salary to a fund known as “Managers’ Insurance” or to pension fund.  This fund provides a combination of savings plans, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and a severance payment, if legally entitled, upon termination of employment.  The remaining part of this obligation is presented in our balance sheet as the difference between the “accrued severance pay” and “severance pay fund.”

Certain employment agreements executed with some of our Israeli employees provide that the provisions of Section 14 of the Israeli Severance Pay Law, 1963, or the Severance Pay Law, will apply to such employee. This section provides that our contributions for severance pay are in lieu of our severance liability and the relevant employee is entitled to receive such contributions whether her or his employment is terminated by us or she or he resigns. Therefore, upon fulfillment of our obligation to make a monthly contribution to the managers’ insurance policies or similar financial instruments in the amount of 8.33% of the employee’s monthly salary and of the other terms of the relevant governmental permit issued with respect to this arrangement, no additional payments must later be made to the employee on account of severance pay upon termination of the employment relationship. Under these circumstances, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet, as we are released from the obligation to the employees once the amounts deposited have been paid.

E.           Share Ownership

The following table sets forth certain information as of March 23, 2015 regarding the beneficial ownership of our ordinary shares by each of our directors and all of our executive officers and directors as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Chaim Mer	1,112,654	(3)	23.8%
Isaac Ben-Bassat	344,607	(4)	7.4%
Eytan Barak	--		--
Roger Challen	992,708	(5)	21.2%
Steven J. Glusband	500		*
Yaacov Goldman	--		--
Varda Trivaks	--		--
Alon Mualem	57,500	(7)	1.2%
Josef Brikman	112,500	(7)	2.4%
Lior Salansky	--	(6)	--
Nir Flatau	--		--
All executive officers and directors as a group (11 persons)	2,620,469	(8)	54.1%
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

(2)	The percentages shown are based on 4,672,664 ordinary shares (excluding 5,400 ordinary shares held as treasury stock) issued and outstanding as of March 23, 2015.

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

(6)
Mr. Lior Salansky, our current chief executive officer, acted as a consultant to our Board of Directors in connection with prospective acquisitions prior to his assuming his position as chief executive officer. Under a consulting agreement entered into in May 18, 2014, he is entitled to receive upon the closing of the Vexigo Transaction a warrant based on a cashless exercise mechanism to acquire 2% of our outstanding ordinary shares on a pre-closing basis (93,453 ordinary shares based on the number of shares outstanding prior to the closing), with an exercise price equal to the market price of our ordinary shares at the signing of the agreement with Vexigo’s shareholders (i.e. $0.96 per share) valid for a period of five years. These warrants are to become outstanding and exercisable upon the expected closing of the Vexigo Transaction in April 2015.

(7)	Relating to options currently exercisable or exercisable within 60 days of the date of this table.

(8)
Includes 170,000 ordinary shares subject to options granted under our 2003 Israeli Share Option Plan and 2006 Option Plan that are currently exercisable or exercisable within 60 days of the date of this table.

Stock Option Plans

2003 Israeli Share Option Plan

In August 2013, our shareholders approved amendments to the 2003 Israeli Share Option Plan, or the 2003 Plan. Its term was extended by ten years so that the 2003 Plan will expire on November 30, 2023, unless further extended and the number of ordinary shares issuable under the 2003 Plan was increased by an additional 500,000 ordinary shares, so that we are entitled to issue up to 946,957 ordinary shares under the 2003 Plan.  Options granted under the 2003 Plan are not assignable or transferable by an optionee, other than by will or by laws of descent and distribution, and during the lifetime of an optionee may be exercised only by the optionee or by the optionee’s legal representative.  Such options may be exercised as long as the optionee is employed by, or providing services to us or any of our affiliates, to the extent the options have vested and, under certain circumstances set forth in the 2003 Plan, for a period of 90 days thereafter. The Board of Directors or the stock option committee, as the case may be, may permit options to continue to be in effect following the termination of employment, so long as the resolution is adopted prior to expiration of the options as a result of termination and there is no change in the original expiration date of the options.

During 2014, 54,000 options were granted under the 2003 Plan and no options were exercised. At December 31, 2014, options to purchase 207,000 ordinary shares were outstanding under the 2003 Plan, exercisable at an average exercise price of $1.85 per share.

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

During 2014, 21,000 options were granted under the 2006 Plan and 7,078 options were exercised.  At December 31, 2014, options to purchase 149,500 ordinary shares were outstanding under the 2006 Plan, exercisable at an average exercise price of $1.52 per share.

ITEM 7.                   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth certain information as of March 23, 2015 regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares(2)
Chaim Mer and Dora Mer	1,112,654	(3)	23.8%
Roger Challen	992,708	(4)	21.2%
Isaac Ben-Bassat	344,607	(5)	7.4%
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

(2)	The percentages shown are based on 4,672,664 ordinary shares (excluding 5,400 ordinary shares held as treasury stock) issued and outstanding as of March 23, 2015.

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

Significant Changes in the Ownership of Major Shareholders

On August 29, 2012, Mr. Lior Salansky, who was a director, filed a Schedule 13D/A with the SEC reflecting that he sold the 554,281 ordinary shares held by him since 2008.

If the Vexigo Transaction closes as scheduled in April 2015, significant changes to the ownership table will occur as a result of the issuance of 3,115,090 shares as equity consideration. For further details, please consult the Proxy Statement furnished to the SEC on Form 6-K for the month of February 2015 and submitted on February 18, 2015.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 19, 2015, there were 107 holders of record of our ordinary shares, of which 61 record holders holding approximately 71.1% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 48.6% of our outstanding ordinary shares as of such date).

B.           Related Party Transactions

C. Mer is a publicly traded company in which Mr. Chaim Mer, the Company's chairman of the board and Mr. Isaac Ben Bassat, a director of the Company, are members of the controlling group. Mr. Mer has been the Chairman of Board of Directors of C. Mer since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005.  Presently, the only service provided to us by C. Mer is our participation in its umbrella liability insurance coverage.  We believe that the terms under which C. Mer provides such participation to us is on a basis no less favorable than could be obtained from an unaffiliated third party.  In 2012, we engaged with Mer Telecom Ltd., a subsidiary of C. Mer, in a deployment of a Mobile Financial Services (MFS) solution for a customer in Africa in a revenue share model with a minimum total value of $460,000 over a three year period. The transaction was approved by our board of directors and we completed its deployment in 2013 and received the setup fee of $100,000. As of December 31, 2014, the solution was implemented, but the customer has not as yet activated the solution. In 2014 we engaged with Athena Ltd., a subsidiary of C. Mer, in a deployment of a Mobile Financial Services (MFS) solution for a customer in Africa for an aggregate amount of $65,000. The transaction was approved by our board of directors. However, as of December 31, 2014, the solution was not completed or delivered, and we did not recognize any revenues in connection with this transaction.

Beginning January 1, 2009 and as part of the acquisition of certain assets and liabilities of the telecommunications expense management solutions business of AnchorPoint (now known as The Info Group Inc.), Mr. Roger Challen, the controlling shareholder and chief executive officer of AnchorPoint, was employed by our company at an annual salary of $77,760.  We terminated such employment relationship effective as of June 30, 2011, and instead, our shareholders authorized his provision of consultancy services to us at a monthly cost of $2,000. As we did not enter into a consulting agreement with Mr. Challen, nor were consulting fees paid, our audit committee, Board of Directors and shareholders approved the payment of fees to him effective from January 1, 2012 and for the duration of his service as a non-employee director.  The fees are equivalent to the fees we pay to our other non-employee directors for their service in such capacity (an annual fee of $8,400 and a per meeting attendance fee of $300).  Mr. Challen also receives reimbursement of travel related expenses in connection with his attendance of Board of Directors’ meetings, pursuant to guidelines for reimbursement of director travel related expenses approved by our audit committee and Board of Directors.  In addition, since January 1, 2009 and as part of the acquisition of certain assets and liabilities of AnchorPoint’s TEM solutions, we also received certain services from Data Distributors, Inc., a company controlled by Mr. Challen.  These services include reimbursement for shared expenses, development and IT services, other administrative services and rental related fees.  These services were significantly reduced since 2012.  Expenses recognized with respect to the above mentioned services were approximately $0, $0 and $30 for the year ended December 31, 2012, 2013 and 2014, respectively. In addition, we rent from Mr. Challen an office in Powder Springs, Georgia, where we occupy approximately 4,800 square feet of space under a month-to-month lease, for a monthly rental fee of approximately $4,700. Mr. Challen is the controlling shareholder of the Info Group Inc., which is the beneficial owner of 21.2% of our ordinary shares.

On March 25, 2009, our audit committee and Board of Directors approved a transaction with Mer & Co. (1982) Ltd., or Mer & Co., a subsidiary of C. Mer, that is an approved supplier of the Israeli Defense Forces.  According to the terms of the transaction, we sell our products to Mer & Co., which then represents us and resells our products to the Israeli Defense Forces.  For these services, we agreed to pay Mer & Co. 5% of the amounts we receive from the Israeli Defense Forces for our products; however, as of December 31, 2014, the fee was immaterial and Mer & Co. has provided such services without charge.

Mr. Lior Salansky, our current chief executive officer, acted as a consultant to our Board of Directors prior to his assuming his position as chief executive officer in connection with prospective acquisitions. Under a consulting agreement entered into on May 18, 2014, he is entitled to receive upon the closing of the Vexigo Transaction a warrant based on a cashless exercise mechanism to acquire 2% of our outstanding ordinary shares on a pre-closing basis (93,453 ordinary shares based on the number of shares outstanding prior to the closing) with an exercise price equal to the market price of our ordinary shares at the signing of the relevant agreement (i.e. $0.96 per share) valid for a period of five years.

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

 During August 2007, our now inactive Brazilian subsidiary, TABS Brazil Ltda., was ordered by the Labor Law Court in Brazil to pay approximately 167,000 Brazilian Reais (approximately $62,000) to one of its former employees.  Such amount bears interest at a rate of 1% per month from the date that the claim was filed. We recorded a provision in our financial statements for the amount deemed probable.

We are a party to various other claims that arise in the ordinary course of business.  Accordingly, we have recorded a provision of approximately $153,000 in respect of such claims in accordance with ASC 450, “Contingencies,” based on the opinion of our management and legal advisors.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2014.

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

Year	High	Low
2014	$2.67	$0.98
2013	$5.11	$1.55
2012	$3.99	$1.37
2011	$2.14	$1.15
2010	$4.00	$0.60

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

	High	Low
2013
First Quarter	$5.11	$2.47
Second Quarter	$2.71	$1.55
Third Quarter	$2.27	$1.55
Fourth Quarter	$2.75	$1.67

2014
First Quarter	$2.63	$1.74
Second Quarter	$2.11	$1.49
Third Quarter	$1.99	$1.21
Fourth Quarter	$1.63	$0.99

2015
First Quarter (through March 23)	$2.30	$0.75

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

Month	High	Low
Oct-14	$1.69	$1.12
Nov-14	$1.37	$1.10
Dec-1	$1.15	$0.98
Jan-15	$1.05	$0.75
Feb-15	$2.30	$0.80
March 2015 (through March 23)	$1.67	$1.38

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

Rights Attached to Shares

Our authorized share capital consists of 12,000,000 ordinary shares of a nominal value of NIS 0.01 each.  All outstanding ordinary shares are validly issued, fully paid and non-assessable. The agenda for our extraordinary general meeting of shareholders, scheduled for April 1, 2015, includes a proposal to increase our authorized share capital to NIS 200,000, divided into 20,000,000 ordinary shares of nominal value of NIS 0.01 each. The Proxy Statement in connection with the extraordinary meeting was furnished to the SEC on Form 6-K for the month of February 2015 and submitted on February 18, 2015.

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

C.            Material Contracts

See description of the Vexigo SPA on page i.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to "Corporate Tax" at their taxable income.  The Israeli corporate tax rate was 25% in 2012 and remained 25% in 2013. The corporate tax rate has been increased to 26.5% in 2014.

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

In addition, the dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises income (15%, unless a different tax rate is provided under an applicable tax treaty), if the dividend, deriving from the approved enterprises, is distributed during the tax benefit period or within 12 years thereafter, yet, no time limit is applicable to dividends from a foreign investment company.  The dividend recipient is taxed at the rate applicable to dividends from preferred enterprise is 20%. The company must withhold this tax at source, regardless of whether the dividend is converted into foreign currency. However, if retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the company, the company would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%).

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

In December 2010, the Israeli Parliament passed the Law for Economic Efficiency for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among other things, amendments to the Investment Law, effective as of January 1, 2011.  According to the amendment, the benefit tracks under the Investment Law were modified and a uniform tax rate will apply to all of the income of an Approved or Privileged Enterprise.  Companies may elect to irrevocably implement the amendment (while waiving benefits provided under the Investment Law as currently in effect) and subsequently would be subject to the amended tax rates that are: 2011, 2012 and 2013 - 15% (in development area A - 10%); 2014 and 2015 - 16% (in development area A - 9%).  Our company is not in development area A.  Our company chose not to adopt this amendment, but may elect to do so in the future should we choose to adopt this amendment, we will have to inform the Israeli tax authority.

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

In the past, we received funding from the Office of the Chief Scientist for selected research and development projects.  We did not apply for any research and development grants from the Office of the Chief Scientist during the three years ended December 31, 2014.  See Item 5C. “Operating and Financial Review and Prospects - Research and Development” for additional details on the grants that we have received and our contingent liability to the Office of the Chief Scientist.

Taxation of Dividends Paid on Our Ordinary Shares

Taxation of Non-Israeli Shareholders

Under Israeli tax law, a distribution of dividends from income attributable to an Approved Enterprise and Privileged Enterprise will be subject to tax in Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (but the 12-year limitation does not apply to a Foreign Investors Company).  Any distribution of dividends from income that is not attributable to an Approved Enterprise will be subject to tax in Israel at the rate of 25%, except that dividends distributed on or after December 1, 2014 to an individual and an entity who is deemed “a substantial shareholder” will be subject to tax at the rate of 30%.

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

As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%.  Additionally, if such shareholder is considered a “material shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 26.5%.  Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2014, in which case the applicable tax rate is 26.5%.  However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (which shares may be subject to a different tax arrangement).

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

United States Federal Income Taxation

The following is a description of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax considerations that are relevant to U.S. Holders (as defined below) who hold our ordinary shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, or the Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. There can be no assurance that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. This description does not address all tax considerations that may be relevant with respect to an investment in our ordinary shares. This description does not account for the specific circumstances of any particular investor, such as:

•	broker-dealers,

•	financial institutions,

•	certain insurance companies,

•	investors liable for alternative minimum tax,

•	tax-exempt organizations,

•	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar,

•	persons who hold the ordinary shares through partnerships or other pass-through entities,

•	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services,

•	investors that actually or constructively own 10% or more of our shares by vote or value, and

•	investors holding ordinary shares as part of a straddle, appreciated financial position, a hedging transaction or conversion transaction.

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

This summary does not address the effect of any U.S. federal taxation (such as estate and gift tax)  other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation. You are urged to consult your tax advisors regarding the foreign and U.S. federal, state and local tax consequences of an investment in ordinary shares.

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

Taxation of Distributions

Subject to limitations, including the discussion below under the heading “—Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes.  Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that the entire amount of any distribution will generally be reported as dividend income to you. Dividends are included in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in our ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “—Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends will not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

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

Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at the lower long-term capital gain rates (currently at 20%). Distributions taxable as dividends paid on our ordinary shares should qualify for a reduced rate provided that either: (i) we are entitled to benefits under the Treaty or (ii) our ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that our ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that our ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied, nor does it apply to dividends received from a passive foreign investment company (see discussion below) or in respect of certain risk-reduction transactions or in certain other situations. The legislation enacting the reduced tax rate on qualified dividend income contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of our ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Disposition of Ordinary Shares

If you sell or otherwise dispose of our ordinary shares, you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in our ordinary shares, in each case determined in U.S. dollars. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate (currently at 20%). In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

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

As a result of our relatively substantial cash position at this time, we believe that we may be classified as a PFIC in 2014 and future years, including 2015, under a literal application of the asset test described above, which looks solely to the market value of our assets. Furthermore, in determining the average quarterly value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to the sum of the aggregate value of our outstanding shares (our “market capitalization”) plus our liabilities.  We intend to take the position that the excess of our market capitalization plus liabilities over the book value of our assets may generally be treated as non-passive assets to the extent of our non-passive activities.  Accordingly, if we are not now a PFIC, we may become a PFIC if our market capitalization were to decrease significantly while we still hold substantial cash.

If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced tax rate on qualified dividend income, discussed above, and, unless you elect to "mark-to-market" your ordinary shares, as described below,

•
you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over your holding period for such ordinary shares,

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

As of December 31, 2014, we had outstanding call and put option contracts in the amount of $1.7 million.  These contracts are for periods of up to ten months.  Our accumulated other comprehensive income as of such date does not include any unrealized gain on the call and put option contracts.  In 2014, we entered into forward, call and put option contracts, in the amount of $3.4 million that converted a portion of our floating currency liabilities to a fixed rate basis, thus reducing the impact of the currency changes on our cash flows.  The purpose of our foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. Changes in the fair value of put option contracts are reflected in our consolidated statements of operations as financial income or expense. In 2014, we recorded financial income of approximately $79,000 with respect to the above transactions in our consolidated statements of operations.

We have operations in several countries in connection with the sale of our products.  A substantial portion of our sales and expenditures are denominated in dollars.  We have mitigated, and expect to continue to mitigate, a portion of our foreign currency exposure through salaries, marketing and support operations in which all costs are local currency based.  As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the Euro and NIS).  A hypothetical 10% movement in foreign currency rates (primarily the Euro and NIS) against the dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in 2014 sales revenues of approximately $60,000 and on the other hand a decrease or increase in 2014 expenses of approximately $320,000.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO - 2013 framework) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2014, our internal control over financial reporting was effective.

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

	Year Ended December 31,
Services Rendered	2013	2014
Audit (1)	$97,025	$84,006
Audit Related	$0	$0
Tax	$0	$0
Other Services (2)	$25,000	$35,000
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

Neither we nor any affiliated purchaser has purchased any of our ordinary shares during 2014.

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

ITEM 16H.             MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.                FINANCIAL STATEMENTS

No applicable.

ITEM 18.                FINANCIAL STATEMENTS

Consolidated Financial Statements

Index to Consolidated Financial Statements	F-1

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3 -F-4

Consolidated Statements of Operations	F-5

Consolidated Statements of Comprehensive Income	F-6

Consolidated Statements of Changes in Shareholders’ Equity	F-7 - F-8

Consolidated Statements of Cash Flows	F-9 - F-10

Notes to Consolidated Financial Statements	F-11 - F-43

ITEM 19.                EXHIBITS

Exhibit	Description

1.1	Memorandum of Association of the Registrant

1.2	Articles of Association of the Registrant

2.1	Specimen of Ordinary Share Certificate (1)

4.1	2003 Israeli Share Option Plan (2)

4.2	2006 Stock Option Plan (3)

4.3	Share Purchase Agreement by and among the Registrant, Vexigo Ltd., FPSV Holdings Ltd. and the shareholders of Vexigo Ltd. and of FPSV Holdings Ltd., dated as of February 3, 2015 (4)

8.1	List of Subsidiaries of the Registrant

11.1	Code of Ethics (2)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Label Linkbase Document

101.PRE*	XBRL Taxonomy Presentation Linkbase Document
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

(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-1, registration number 333-05814, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(2)	Filed as an Exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.

(3)	Filed as Appendix B to Item 1 of the Registrant’s Report on Form 6-K for the month of June 2006 submitted on June 23, 2006, and incorporated herein by reference.

(4)	Filed as Exhibit A to Item I of Exhibit 99.2 of the Registrant’s Report on Form 6-K for the month of February 2015 submitted on February 18, 2015, and incorporated herein by reference.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MER TELEMANAGEMENT SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of Mer Telemanagement Solutions Ltd. ("the Company") and its subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements of operations, statements of comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's and its subsidiaries internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's and its subsidiaries internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2013 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. general accepted accounting principles.

/s/Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 25, 2015	A Member of Ernst & Young Global

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2013	2014

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,369	$4,864
Restricted cash	63	648
Marketable securities (Note 3)	153	136
Trade receivables (net of allowance for doubtful accounts of $ 46 and $ 49 at December 31, 2013 and 2014, respectively)	943	579
Other accounts receivable and prepaid expenses (Note 4)	147	75

Total current assets	7,675	6,302

LONG-TERM ASSETS:
Severance pay fund	725	604

PROPERTY AND EQUIPMENT, NET (Note 5)	183	118

OTHER ASSETS:
Intangible assets, net (Note 6a)	567	389
Goodwill	3,479	3,479

Total other assets	4,046	3,868

Total assets	$12,629	$10,892

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2013	2014

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$254	$254
Accrued expenses and other liabilities (Note 7)	2,200	2,252
Deferred revenues	1,766	1,706
Liabilities of discontinued operations (Note 1a)	362	282

Total current liabilities	4,582	4,494

LONG-TERM LIABILITIES:
Accrued severance pay	857	712
Deferred tax liability	29	54

Total long-term liabilities	886	766

COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)

SHAREHOLDERS' EQUITY (Note 11):
Share capital -
Ordinary shares of NIS 0.01 par value - Authorized: 12,000,000 shares at December 31, 2013 and 2014; Issued: 4,670,957 and 4,672,664 shares at December 31, 2013 and 2014, respectively; Outstanding: 4,665,557 and 4,667,264 shares at December 31, 2013 and 2014, respectively	13	13
Additional paid-in capital	20,317	20,400
Treasury shares (5,400 Ordinary shares at December 31, 2013 and 2014)	(29)	(29)
Accumulated other comprehensive loss	(6)	(8)
Accumulated deficit	(13,134)	(14,744)

Total shareholders' equity	7,161	5,632

Total liabilities and shareholders' equity	$12,629	$10,892

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2012	2013	2014
Revenues (Note 12):
Product sales	$3,665	$2,076	$1,392
Services	9,461	10,396	5,674

Total revenues	13,126	12,472	7,066

Cost of revenues:
Product sales	1,154	770	509
Services	3,340	3,254	2,384

Total cost of revenues	4,494	4,024	2,893

Gross profit	8,632	8,448	4,173

Operating expenses:
Research and development	1,329	1,389	1,387
Selling and marketing	2,457	2,164	1,868
General and administrative	2,804	3,188	2,459

Total operating expenses	6,590	6,741	5,714

Operating income (loss)	2,042	1,707	(1,541)

Financial income (expense), net	60	61	(95)

Income (loss) before taxes on income	2,102	1,768	(1,636)
Taxes on income, net (Note 9)	736	435	54

Net income (loss) from continuing operations	1,366	1,333	(1,690)

Income from discontinued operations	-	73	80

Net income (loss)	$1,366	1,406	(1,610)

Net earnings (loss) per share:
Basic and diluted net earnings (loss) per Ordinary share from continuing operations	$0.30	$0.28	$(0.36)
Basic and diluted net earnings per Ordinary share from discontinued operations	-	0.02	0.02

Basic and diluted net income (loss) per share	$0.30	$0.30	$(0.34)

Weighted average number of Ordinary shares used in computing basic net earnings (loss) per share	4,478,677	4,659,230	4,670,964

Weighted average number of Ordinary shares used in computing diluted net earnings (loss) per share	4,531,384	4,720,966	4,670,964

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014

Net income (loss)	$1,366	$1,406	$(1,610)

Other comprehensive income (loss):
Change in foreign currency translation adjustments	10	(29)	21

Available-for-sale investments:
Change in net unrealized gains (loss)	14	18	(23)

Other comprehensive income (loss)	24	(11)	(2)

Comprehensive income (loss)	$1,390	$1,395	$(1,612)

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

			Additional		Accumulated other		Total
	Share capital		paid-in	Treasury	comprehensive	Accumulated	shareholders'
	Number	Amount	capital	shares	income (loss)	deficit	equity

Balance as of January 1, 2012	4,459,057	$13	$19,773	$(29)	$(19)	$(15,906)	$3,832

Stock-based compensation related to options issued to employees	-	-	41	-	-	-	41
Stock-based compensation related to options issued to non-employees	-	-	3	-	-	-	3
Exercise of stock options	161,250	*) -	303	-	-	-	303
Other comprehensive income (loss):
Unrealized gains of available-for-sale marketable securities, net	-	-	-	-	14	-	14
Foreign currency translation adjustments	-	-	-	-	10	-	10
Net income	-	-	-	-	-	1,366	1,366

Balance as of December 31, 2012	4,620,307	13	20,120	(29)	5	(14,540)	5,569

Stock-based compensation related to options issued to employees	-	-	93	-	-	-	93
Stock-based compensation related to options issued to non-employees	-	-	14	-	-	-	14
Exercise of stock options	45,250	*) -	90	-	-	-	90
Other comprehensive income (loss):
Unrealized gains of available-for-sale marketable securities, net	-	-	-	-	18	-	18
Foreign currency translation adjustments	-	-	-	-	(29)	-	(29)
Net income	-	-	-	-	-	1,406	1,406

Balance as of December 31, 2013	$4,665,557	$13	$20,317	$(29)	(6)	$(13,134)	$7,161

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

				Additional		Accumulated other		Total
	Share capital			paid-in	Treasury	comprehensive	Accumulated	shareholders'
	Number	Amount		capital	shares	income (loss)	deficit	equity
Cont.

Balance as of January 1, 2014	**)4,665,586	$13		$20,317	$(29)	$(6)	$(13,134)	$7,161

Stock-based compensation related to options issued to employees	-	-		84	-	-	-	84
Stock-based income related to options issued to non-employees	-	-		(15)	-	-	-	(15)
Exercise of share options	7,078	*	)	14	-	-	-	14
Other comprehensive income (loss):
Unrealized loss of available-for-sale marketable securities, net	-	-		-	-	(23)	-	(23)
Foreign currency translation adjustments	-	-		-	-	21	-	21
Net loss	-	-		-	-	-	(1,610)	(1,610)

Balance as of December 31, 2014	4,672,664	$13		$20,400	$(29)	$(8)	$(14,744)	$5,632

*)       Represents an amount lower than $ 1.
**)     Reclassified

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014
Cash flows from operating activities:

Net income (loss)	$1,366	$1,406	$(1,610)
Net income from discontinued operations	-	73	80

Net income (loss) from continuing operations	1,366	1,333	(1,690)

Adjustments required to reconcile net income from continuing operations to net cash provided by (used in) operating activities:

Loss (gains) on sale of available-for-sale marketable securities	6	(1)	(10)
Depreciation and amortization	393	316	284
Change in deferred tax liability, net	(340)	400	25
Employees and non-employees stock-based compensation	44	107	69
Decrease in accrued severance pay, net	(1)	(10)	(24)
Decrease (increase) in trade receivables, net	(212)	123	364
Decrease (increase) in other accounts receivable and prepaid expenses	(176)	33	72
Decrease in trade payables	(47)	(25)	-
Increase (decrease) in accrued expenses and other liabilities	144	(222)	73
Increase (decrease) in deferred revenues	(377)	118	(60)
Decrease (increase) in restricted cash	7	(25)	(585)

Net cash provided by (used in) operating activities from continuing operations	807	2,147	(1,482)

Cash flows from investing activities:

Purchase of property and equipment	(188)	(62)	(41)
Proceeds from sale of property and equipment	2	-	-
Investment in available-for-sale marketable securities	(74)	(80)	(153)
Proceeds from sale of available-for-sale marketable securities	71	84	157

Net cash used in investing activities	(189)	(58)	(37)

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014
Cash flows from financing activities:

Proceeds from exercise of stock options	303	90	14

Net cash provided by financing activities	303	90	14

Increase (decrease) in cash and cash equivalents	921	2,179	(1,505)
Cash and cash equivalents at the beginning of the year	3,269	4,190	6,369

Cash and cash equivalents at the end of the year	$4,190	$6,369	$4,864

Supplemental disclosure of cash flows activities:

Cash paid during the year for income taxes	$1,210	$274	$16

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Mer Telemanagement Solutions Ltd. (the "Company" or "MTS") was incorporated on December 27, 1995. MTS and its subsidiaries (the "Group") is a worldwide provider of telecom expense management (“TEM”), mobile virtual network enabler (“MVNE”) and mobile money services and solutions.

The Company's wholly-owned subsidiaries in the United States and Hong Kong, namely, MTS IntegraTRAK Inc. and MTS Asia Ltd., respectively, act as marketing and customer service organizations in those countries.

In March 2009, the Company discontinued the operations of TABS Brazil Ltda. its wholly owned subsidiary in Brazil. The local subsidiary's results of operations were classified as discontinued operations in the statement of operations.

The summarized results of operations for TABS Brazil Ltda. for the years ended December 31, 2012, 2013 and 2014, are as follows:

	Year ended December 31,
	2012	2013	2014

Net income from discontinued operations	$-	$73	$80

Basic and diluted net income per Ordinary share from discontinued operations	$-	$0.02	$0.02

b.
MTS's products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, and to detect and prevent abuse and misuse of telephone networks including fault telecommunication usage. MTS is a global provider of services and solutions in the TEM, cloud billing, MVNE and mobile money markets. The Company's TEM suite helps organizations reduce operational expenses, improve productivity and optimize networks and services associated with communications networks and information technology. MVNE and mobile money offerings enable mobile virtual network operators (“MVNOs”) and financial service providers to manage their customers' and resellers' lifecycles. The Company's shares are listed for trade on the NASDAQ Capital Market under the symbol "MTSL".

c.
The Company incurred an accumulated deficit of approximately $ 14,744 since inception, and incurred operating losses in the period ended December 31, 2014. As of December 31, 2014, the Company’s total shareholders’ equity amounted to $ 5,632. During the year ended December 31, 2014, the Company incurred operating losses and cash flows used in operating activities amounting to $1,541 and $1,482 respectively.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-      GENERAL (cont.)

As of December 31, 2014, the Company had $5,000 in cash and cash equivalents and short-term marketable securities, out of which $136 held by the Company are pledged to secure future rent payments for the Company's facilities in Israel.

Subsequent to the balance sheet date, the Company announced that it has signed a definitive agreement to acquire Vexigo Ltd., ("Vexigo"), a privately-held Israeli-based software company supporting video advertising over the internet and mobile devices, which will continue to operate as our wholly-owned subsidiary. Under the terms of the agreement, the Company will acquire 100% of the outstanding shares of Vexigo. Part of the consideration will be cash payment of $ 4,000. For more information see note 13 - subsequent event.

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they were made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b.	Financial statements in United State dollars:

The majority of the revenues of the Group are generated in or linked to the U.S. dollar ("Dollar"). In addition, a substantial portion of the Group's costs are incurred in Dollar. The Company's management believes that the Dollar is the currency of the primary economic environment in which the Company and certain of its subsidiaries operate. Therefore, the functional and reporting currency of the Company and certain of its subsidiaries is the Dollar.

Accordingly, monetary accounts maintained in currencies other than the Dollar are re-measured into Dollars in accordance with ASC 830, "Foreign Currency Matters." All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the consolidated statements operations as financial income or expenses, as appropriate.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For those foreign subsidiaries, whose functional currency has been determined to be their local currency, assets and liabilities are translated at the year- end exchange rates and statements operations items are translated at the average exchange rate prevailing during the period. The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity or recorded in the consolidate statements of operations as financial income or expenses, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Group. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term unrestricted highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

e.	Restricted cash:

Restricted cash is a deposit account which is held by the Company on behalf of Company's customers. The Company accrued expenses in this such amount.

f.	Marketable securities:

The Company accounts for investments in debt and equity securities in accordance with ASC 320, "Debt and Equity Securities" ("ASC 320"). Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such determinations at each balance sheet date. The Company classifies all of its securities as available for sale carried at fair market value. Fair value is determined based on observable market value quotes. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported in "accumulated other comprehensive income (loss)" in shareholders' equity. Realized gains and losses on sales of investments, are included in earnings and are derived using the specific identification method for determining the cost of securities (see also Note 3). Interest and dividends on securities are included in financial income (expense), net.

The Company periodically reviews its marketable securities for impairment. If the Company concludes that any of these investments are impaired, the Company determines whether such impairment is "other-than-temporary" as defined under ASC 320-10-35.

The Company accounts for investments in marketable securities in accordance with, ASC 320-10-65-1, "Recognition and Presentation of Other-Than-Temporary Impairments", that changed the impairment and presentation model for debt securities.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Under the amended impairment model, other-than-temporary impairment loss is recognized in earnings if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it still needs to evaluate expected cash flows to be received and determines if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings. During 2012, 2013 and 2014 no other-than-temporary impairments were recorded. For more information, see note 3.

The marketable securities held by the Company are pledged to secure future rent payments for the Company's facilities in Israel.

g.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual depreciation rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	3 - 20 (mainly 7)
Leasehold improvements	Over the shorter of the lease term or useful economic life

h.	Impairment of long-lived assets:

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2013 and 2014, no impairment losses were identified.

i.	Goodwill:

Goodwill and other certain purchased intangible assets have been recorded in the Company’s financial statements as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, "Intangible - Goodwill and Other," ("ASC 350") goodwill is not amortized, but rather is subject to an annual impairment test.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASC 350 requires goodwill to be tested for impairment at the reporting unit level at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value.

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the two-step impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test.

The Company operates in two operating segments, which also comprise its reporting units: enterprise and service providers. As determined in previous years the Company’s goodwill balance is assigned to the enterprise reporting unit. The Company elects to perform an annual impairment test of enterprise reporting unit as of September 30 of each year, or more frequently if impairment indicators are present. In 2014, for the enterprise reporting unit, the Company elected to bypass the qualitative assessment and proceeded directly to performing the first step of the goodwill impairment test.

The Company performed the first step of the quantitative goodwill impairment test and concluded that the fair value of the reporting unit exceeded its carrying value, and therefore, no impairment of goodwill existed and the second step of the goodwill impairment test was not required.

As of December 31, 2014, in light of the decrease in the Company’s share price in the stock exchange, the Company further performed additional qualitative assessment for the enterprise reporting unit and concluded it is more likely than not that no impairment of goodwill exist.

Fair value is determined using discounted cash flows. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting units. The Company engaged a third party specialist in order to perform the 2014 annual impairment tests. The Company performed the annual impairment tests during the fourth quarter of 2014 and did not identify any impairment losses.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Intangible assets:

Intangible assets that are considered to have definite useful life are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up in accordance with ASC 350. The Company's identifiable intangibles are reviewed for impairment in accordance with ASC 360 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

The Company's intangible assets were all acquired in connection with historical acquisitions.

Developed technology is amortized over a period of four-to-eight years, customer relationships are amortized over a period of six to eight years and brand name are amortized over a period of eleven years. During 2012, 2013 and 2014, no impairment losses were identified.

k.	Severance pay:

The Company's liability for severance pay for its Israeli employees is calculated pursuant to Israel's Severance Pay Law. Some of the Israeli employees are included under section 14 of the Israeli Severance Compensation Law ("Section 14"). Under Section 14, the Company's monthly deposits, at a rate of 8.33% of such employees' monthly salary, are made on their behalf with insurance companies on account of severance pay. Payments in accordance with Section 14 release the Israeli companies from any future severance payments in respect of those employees. Deposits under Section 14 are not recorded as an asset in the Company's balance sheet.

Employees that are not subject to section 14 of the Israeli Severance Pay Law are entitled to a severance pay of one month's salary for each year of employment or a portion thereof. The Company's severance pay liability for employees, that are not subject to Section 14, is fully provided by an accrual and the monthly deposits with insurance policies is recorded as an asset in the Company's balance sheet.

Severance expense for the years ended December 31, 2012, 2013 and 2014 amounted to approximately $ 165, $ 160 and $ 106, respectively.

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

Revenues from maintenance, hosting and managed services are recognized when all criteria outlined in ASC 985-605, "Revenue Recognition -Software", are met. Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectability is probable. The Company does not grant a right of return to its customers.

Where software arrangements involve multiple elements, revenue should allocated to each undelivered element based on vendor specific objective evidence ("VSOE") of the fair values of each undelivered element in the arrangement, in accordance with the "residual method". The Company has an immaterial number of multiple element arrangements, therefore no VSOE is established.

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

Revenues for hosting and managed services are recognized based on SAB 104 and ASC 605-25, when delivery has occurred or services have been rendered, the fee is fixed or determinable, collectability is probable and persuasive evidence of an arrangement exists. These revenues are recognized as one unit of accounting, on a straight-line basis over the term of the last undelivered element.

Deferred revenues include advance and payment received under maintenance and support contracts, not yet been recognized as revenues.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Research and development expenses:

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

n.	Income taxes:

The Group account for income taxes and uncertain tax positions in accordance with ASC Topic 740, "Income Taxes" ("ASC 740"). ASC 740 prescribes the use of the liability method, according to which deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

The Company implements a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

o.	Accounting for share-based compensation (“ASC 718”):

The Company accounts for share-based compensation in accordance with ASC 718, "Compensation - Stock compensation," which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees, directors and non-employees. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of operations.

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

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair-value method for its stock-option compensation awards and values restricted stock units based on the market value of the underlying shares at the date of grant. No options were granted during 2012. The Company estimates the fair value of stock options granted with the following weighted average assumptions for 2013 and 2014:

	Year ended December 31,
Stock options	2013	2014

Expected volatility (1)	91.4%-100.3%	85.2%
Risk-free interest (2)	0.35%-0.78%	0.93%
Dividend yield (3)	0%	0%
Expected life (years) (4)	3.34-3.75	3.75

(1)	The computation of expected volatility is based on realized historical share price volatility of the Company's stock.

(2)	The risk-free interest rate is based on the yield from U.S. Treasury Bonds with an equivalent term;

(3)
The dividend yield assumption is based on the Company's historical experience and expectation of future dividend payouts. The Company has historically not paid dividends and has no foreseeable plans to pay cash dividends in the future.

(4)	Expected term of options granted represents the period of time that options granted are expected to be outstanding, and is estimated based on the Company's history.

The Company applies ASC 505-50 “Equity-Based Payment to Non-Employees” (“ASC 505-50”) with respect to options and warrants issued to non-employees which requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

p.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, restricted cash, marketable securities, trade receivables, other accounts receivable, trade payables and accrued liabilities approximate their fair value, due to their short-term maturity of such instruments.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company applies ASC 820 “Fair value Measurement” (“ASC 820”) which clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -	quoted prices in active markets for identical assets or liabilities.

Level 2 -
inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -	unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The marketable securities fair value, based on quoted market prices, classified within level 1 (see also note 3). The derivatives instruments are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

q.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, marketable securities, trade receivables and other account receivable.

Cash and cash equivalents are deposited with major banks in Israel, Hong Kong, and in the United States. Such deposits in the United States may be in excess of insured limit and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments.

The Company's customers are located mainly in the United States (see Note 12). The Company performs ongoing credit evaluations of its customers. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

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

r.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC topic 260, "Earnings Per Share" ("ASC 260").

Basic net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. In 2012 and 2013, 52,707 and 61,736, respectively, options have been included in the calculation of the diluted net earnings per Ordinary share, the effect on the above-mentioned amount was immaterial.

s.	Derivatives instruments:

ASC 815, "Derivatives and Hedging"(“ASC 815”), as amended, requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive loss until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. The Company uses derivatives to hedge certain cash flow foreign currency exposures in order to further reduce the Company's exposure to foreign currency risks.

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

Changes in the fair value of put option contracts are reflected in the consolidated statements of operations as financial income or expense, when occur.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During 2012, 2013 and 2014, the Company entered into forward, call and put option contracts in the aggregated notional amount of $ 3,750, $ 2,400 and $ 3,350, respectively, that converted a portion of its floating currency liabilities to a fixed rate basis, thus reducing the impact of the exchange rate fluctuations on the Company's cash flow. In 2012, 2013 and 2014, the revaluation profit from these contracts with respect to the above transactions were $ 47, $ 65 and $ 79, respectively, and are presented in the statements of operations as financial income (expense), net. As of December 31, 2014, the Company had outstanding call and put option contracts in the amount of $ 1,700.

t.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC Topic 220, "Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, stockholders. In May 2011, the FASB issued guidance that changed the requirement for presenting "Comprehensive Income" in the consolidated financial statements.

u.	Reclassification: Certain amounts in prior years have been reclassified to conform to the current year's presentation.

v.	Impact of recently issued accounting standards

1.
In April 2014, the FASB issued amended guidance related to discontinued operations. The new guidance limits the presentation of discontinued operations to business circumstances when the disposal of the business operation represents a strategic shift that has had or will have a major effect on operations and financial results. This guidance is effective for fiscal years beginning January 1, 2015. We believe that the adoption of this new standard will not materially impact its consolidated financial statements.

2.
In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers" which supersedes the revenue recognition requirements in "Revenue Recognition"(Topic 605), and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods and services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

  The Company is currently in the process of evaluating the impact of the adoption of ASU 2014-09 on its consolidated financial statements.

3.
In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which defines management’s responsibility to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures if there is substantial doubt about its ability to continue as a going concern. The pronouncement is effective for annual reporting periods ending after December 15, 2016 with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company’s financial statements.

NOTE 3:-      MARKETABLE SECURITIES

The following is a summary of the Company's accumulated gross unrealized gains/ losses from investment in marketable securities as of December 31, 2014:

	December 31, 2013				December 31, 2014
	Amortized	Gross unrealized	Gross unrealized	Fair market	Amortized	Gross unrealized	Gross unrealized	Fair market
	cost	gains	losses	value	cost	gains	losses	value
Available-for-sale:

Equity securities	$65	$10	$(1)	$74	$62	-	$(3)	$59
Corporate bonds	36	6	-	42	23	1	-	24
Israeli Government debt	34	3	-	37	56	-	(3)	53

	$135	$19	$(1)	$153	$141	$1	$(6)	$136

The net realized gains (losses) on sales of available-for-sale securities of $ (6), $ 1 and $ 10 in 2012, 2013 and 2014, respectively, were recorded in financial income (expense), net.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-      MARKETABLE SECURITIES (Cont.)

The amortized cost and fair value of debt and securities as of December 31, 2013 and 2014, by contractual maturity, are shown below:

	December 31, 2013		December 31, 2014
	Amortized cost	Fair market value	Amortized cost	Fair market value

Matures up to one year	$79	$87	$124	$118
Matures after one year through five years	28	32	14	15
Matures after five years	12	15	3	3
Equity securities - no definite maturity date	16	19	-	-

Total	$135	$153	$141	$136

The marketable securities are restricted in order to secure the Company's obligations under an office lease (see Note 8).

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2013	2014

Government authorities	$12	$20
Prepaid expenses	60	23
Lease deposits	41	8
Related parties	6	10
Others	28	14

	$147	$75

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	PROPERTY AND EQUIPMENT

	December 31,
	2013	2014
Cost:

Computers and peripheral equipment	$813	$851
Office furniture and equipment	186	189
Leasehold improvements	29	29

	1,028	1,069
Accumulated depreciation:

Computers and peripheral equipment	678	775
Office furniture and equipment	151	160
Leasehold improvements	16	16

Accumulated depreciation	845	951

Depreciated cost	$183	$118

The depreciation expense for the years ended December 31, 2012, 2013 and 2014 amounted to $ 102, $ 124 and $ 106, respectively.

NOTE 6:-	INTANGIBLE ASSETS

a.	Intangibles consist of the following:

	December 31,
	2013	2014
Cost:

Development technology	$2,170	$2,170
Customer relationships	1,015	1,015
Brand name	229	229

	3,414	3,414
Accumulated amortization:

Development technology	1,798	1,922
Customer relationships	945	978
Brand name	104	125

	2,847	3,025

Amortized cost	$567	$389

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	INTANGIBLE ASSETS (Cont.)

b.	Amortization expense amounted to $ 291, $ 192 and $ 178 for the years ended December 31, 2012, 2013 and 2014, respectively.

c.	Estimated amortization expense for:

Year ended December 31,	US $

2015	166
2016	160
2017	21
2018	21
2019	21

$389

NOTE 7:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2013	2014

Employees and payroll accruals	$1,013	$489
Institutions and income tax payable	134	149
Accrued expenses	1,007	1,477
Related parties	46	137

	$2,200	$2,252

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.
Lease commitments:

The Group lease office space and motor vehicles through operating leases. The facilities of the Company and its subsidiaries are leased for periods ending February 2019. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2014 are as follows:

Year ended December 31,	US $

2015	185
2016	74
2017	58
2018	58
2019	10

385

Operating lease expenses for the years ended December 31, 2012, 2013 and 2014 were approximately $ 462, $ 480 and $ 379, respectively.

b.	Royalty commitments:

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

As of December 31, 2014, the Company had a contingent liability to pay royalties in the amount of approximately $ 8,534 plus interest for grants received after January 1999.

The Company has paid or accrued royalties in its cost of revenues relating to the repayment of such OCS grants in the amount of $ 200, $ 136 and $ 103 for the years ended December 31, 2012, 2013 and 2014, respectively.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Claims and demands:

3.
In April 2000, the Israeli Tax Authorities (the "ITA") issued a demand to the Company for a tax payment for the period of 1997-1999 in the amount of approximately NIS 6 million ($ 1,607 as of December 31, 2012). The Company appealed the demand to the Israeli Tel Aviv District.

In October 2012, the Tel Aviv District Court rendered its decision, according to which, the Company's claims were partly accepted and partly denied. According to the court ruling and the final assessment letter from the ITA, the Company had to pay approximately $ 1,430, of which $ 1,190 was paid during 2012 and $ 240 was paid in 2013.

2.
Claims related to discontinued operations:

The Company is a party to various claims that arose in TABS Brazil. Accordingly, the Company recorded a provision of approximately $ 153 in respect of such claims in accordance with ASC 450, "Contingencies", based on the opinion of Company's management.

During August 2007, TABS Brazil was ordered by the Labor Law Court in Brazil to pay approximately $62 to one of its former employees. Such amount bears a 1% interest rate per month from the date that the claim was filed. The Company recorded a provision in its financial statements for the total amount of the claim. As of December 31, 2014 total claims related to discontinue operations amounted to $ 282.

3.
In September 2010, Asentinel LLC ("Asentinel"), a competitor of the Company, filed a patent infringement complaint against AnchorPoint (now known as The Info Group Inc.), from whom the Company purchased certain assets in December 2008, and two other defendants, in the United States District Court for the Western District of Tennessee. On December 2, 2011 the Company entered into a settlement agreement with Asentinel, according to which the Company made a lump sum payment for the alleged past damages, which was expensed in 2011, and Asentinel granted the Company a license to use certain of its patents in return for ongoing annual royalty payments for periods subsequent to January 1, 2012. During 2014 the Company recorded royalty payments in cost of revenues with respect to Asentinel in the amount of $ 38.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

4.
The Israeli Government, through the Fund for Encouragement of Marketing Activities, awarded C. Mer Industries Ltd., a related party of the Company grants for participation in foreign marketing expenses, partially related to the Company's marketing activities for the years 1996 - 1998. During 2012, the Company received through an affiliated company a demand with respect to the reimbursement of above-mentioned grants. As of December 31, 2013 and 2014, the Company made a provision in the amount that was considered probable.

d.	Guarantees:

The Company provided a bank guarantee in the amount of $ 66 to secure its obligations under one of its lease agreements, see also Note 3.

NOTE 9:-      TAXES ON INCOME

a.	Israeli taxation:

1.
Corporate tax rates:

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

Another condition for receiving the benefits under the alternative track is a minimum qualifying investment. This condition requires an investment in the acquisition of productive assets such as machinery and equipment which must be carried out within three years. The minimum qualifying investment required for setting up a plant is NIS 300,000.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-      TAXES ON INCOME (Cont.)

As for plant expansions, the minimum qualifying investment is the higher of NIS 300,000 and an amount equivalent to the "qualifying percentage" of the value of the productive assets. Productive assets that are used by the plant but not owned by it will also be viewed as productive assets.

The Company was eligible under the terms of minimum qualifying investment and elected 2008 as its "year of election".

The qualifying percentage of the value of the productive assets is as follows:

The value of productive assets before the expansion (NIS in millions)	The new proportion that the required investment bears to the value of productive assets

Up to NIS 140 (app. $ 40)	12%
NIS 140 - NIS 500 (app. $ 40 - $ 144)	7%
More than NIS 500 (app.$ 144)	5%

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

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-      TAXES ON INCOME (Cont.)

Amendments to the Investment Law:

In December 2010, the "Knesset" passed the Investment Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among other things, amendments to the Investment Law. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011, 2012 and 2013 - 15% (in development area A - 10%); 2014 and 2015 - 16% (in development area A - 9%).

As of December 31, 2014, the Company chose not to adopt this amendment, but may elect to do so in the future.

4.	Tax assessments:

The Company has received final tax assessments until the 2010 tax year.

4.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

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

As of December 31, 2014, the Company and its subsidiaries in Hong Kong and the U.S. had an estimated total amount of available carry-forward tax losses of approximately $ 18,552, $ 324 and $ 734, respectively, to offset against future taxable profits. The operating tax loss carry-forwards in Israel may be offset indefinitely against operating income. In addition, as of December 31, 2014, the Company had capital losses in the amount of approximately $ 494 that can be carried forward indefinitely.

MTS IntegraTRAK is subject to U.S. income taxes. Total net operating loss carry-forwards of approximately $ 734 as of December 31, 2014, will expire in the years 2021 to 2028. The Company's management believes that utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. Such annual limitation may result in the expiration of net operating losses before utilization.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-      TAXES ON INCOME (Cont.)

d.	Deferred income taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group's deferred tax liabilities and assets are as follows:

	December 31,
	2013	2014
Deferred tax liability:

Tax loss carry-forwards	$5,377	$5,221
Allowances for doubtful accounts and accruals for employee benefits	95	84
Intangible assets	103	96
Depreciation, accruals for interest and other	721	732

Deferred tax asset before valuation allowance	6,296	6,133
Goodwill	(674)	(888)
Valuation allowance	(5,651)	(5,299)

Deferred tax liability, net	$(29)	$(54)

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
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2012	2013	2014

Income (loss) before taxes on income, net, as reported in the statements of operations from continuing operations	$2,102	$1,768	$(1,636)

Tax rates	25%	25%	26.5%

Theoretical tax expense (benefit)	$526	$442	$(434)

Increase in taxes resulting from:

Effect of different tax rates	25	27	15
U.S. state tax	26	35	19
Utilization of carry-forward tax losses for which valuation allowance was provided	(380)	-	-
Taxes in respect of previous years as a result of court ruling	1,415	-	6
Changes in provision for uncertain tax positions	(362)	1	1
Change in valuation allowance	(340)	148	317
Deferred taxes for which valuation allowance was provided	(174)	(218)	130

Taxes on income, net, as reported in the statements of operations	$736	$435	$54

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-      TAXES ON INCOME (Cont.)

f.	Income (loss) before income taxes is comprised as follows:

	Year ended December 31,
	2012	2013	2014

Domestic	$1,808	$1,561	$(1,785)
Foreign	294	207	149

	$2,102	$1,768	$(1,636)

g.	Taxes on income are comprised as follows:

	Year ended December 31,
	2012	2013	2014

Current taxes	$26	$35	$23
Deferred taxes	(340)	400	25
Taxes in respect of previous years as a result of court ruling	1,050	-	6

	$736	$435	$54

Foreign	$57	$64	$45

h.	As of December 31, 2014, the Company had a liability for unrecognized tax benefits of $ 102. A reconciliation of the opening and closing amounts of unrecognized tax benefits is as follows:

	December 31,
	2013	2014

Balance as of beginning of the year	$100	$101
Additions based on tax positions taken during the current period	1	1

Balance at the end of the year	$101	$102

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	RELATED PARTY TRANSACTIONS AND BALANCES

a.
The Company receives certain services from C. Mer Industries Ltd. (“C. Mer”), a publicly traded company. Mr. Chaim Mer, the Company's chairman of the board and Mr. Isaac Ben Bassat, a director of the Company, are members of the controlling group of C. Mer. These services include reimbursement for shared expenses related to a commercial insurance policy. For the years ended December 31, 2012, 2013 and 2014, the Company paid or accrued $ 13, $ 16 and $ 11, respectively, with respect to the above mentioned expenses. In 2012 MTS Ltd. engaged with Mer Telecom Ltd., a subsidiary of C. Mer, in a deployment of its mobile financial services (“MFS”) solution for a customer in Africa and completed the deployment in 2013. The Company recorded revenue in the amount of $ 0, $ 29 and $ 33 in 2012, 2013 and 2014, respectively. As of December 31, 2013 the solution was implemented, but the customer has not yet activated the solution.

In 2014 the Company engaged with Athena Ltd., a subsidiary of C. Mer, in a deployment of a MFS solution for a customer in Africa in amount of $ 65. As of December 31, 2014, the solution was not completed or delivered and therefore revenue was not recognized.

From January 1, 2009 until September 2011, as part of the acquisition of certain assets and liabilities of AnchorPoint, the Company received certain services from Data Distributors Inc., a company controlled by Mr. Roger Challen, a director of the Company and the controlling shareholder of the Info Group Inc., a beneficial owner of 21.2% of the Company's Ordinary shares as of December 31, 2014. These services include reimbursement for shared expenses, development and IT services, other administrative services, and rental related fees. Expenses recognized with respect to the above mentioned services were approximately $ 0, $ 0 and $ 30 for the years ended December 31, 2012, 2013 and 2014, respectively. In addition, the Company rents an office in Powder Springs, Georgia, from Mr. Challen, under a month-to-month lease. For the year ended December 31, 2012, 2013 and 2014, the Company paid or accrued $ 56, $56, $ 56 with respect to the above mentioned rent expenses.

On March 25, 2009, the Company's Audit Committee and Board of Directors approved a transaction with Mer& Co. (1982) Ltd. (“Mer & Co”), a subsidiary of C. Mer. According to the terms of the transaction, the Company will sell its products to Mer & Co, which has an Israel Defense Forces approved supplier number, and Mer & Co will represent the Company and resell its products to the Israeli Defense Forces. During 2012, 2013 and 2014, revenues from the abovementioned transaction amounted to $101, $45 and $ 4 respectively.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	RELATED PARTY TRANSACTIONS AND BALANCES (Cont.)

b.	Balances and transactions with related parties were as follows:

1.       Balances with related parties:

	December 31,
	2013	2014

Other accounts receivable and prepaid expenses (see Note 4)	$6	10

Other accounts payable and accrued expenses (see Note 7)	$46	137

2.       Transactions with related parties:

	Year ended December 31,
	2012	2013	2014

Revenues derived from a related party	$101	$74	37

Amounts charged by related parties:

Cost of revenues	$53	$16	83
Operating expenses	121	195	180

	$174	$211	263

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY

a.	Share capital:

The Ordinary shares entitle their holders the right to receive notice to participate in and vote at general meetings of the Company and the right to receive cash dividends, if declared.

b.	Share options:

MTS has authorized, through its 1996 Incentive Share Option Plan (the "Plan"), to grant options to purchase up to 750,000 of MTS's Ordinary shares to officers, employees and directors of MTS or any subsidiary, pursuant to section 102 of the Israel Income Tax Ordinance. Any option, which is canceled or forfeited before expiration, will become available for future grants.

Each option granted under the Plan is exercisable until the earlier of five years from the date of the grant of the option or the expiration dates of the option plan. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options were exercised. The options primarily vest gradually over four years of employment.

In 2003, pursuant to an amendment in section 102 of the Israeli Income Tax Ordinance the Company rolled-over the remaining 446,958 options available at that time under the Plan for future grants under the 2003 Incentive Share Option Plan (the "2003 Plan") that conforms with the amended provisions of section 102 of the Israel Income Tax Ordinance. In August 2013, shareholders approved amendments to the 2003 Plan. Its term was extended by ten years so that the 2003 Plan will expire on November 30, 2023, unless further extended. The number of ordinary shares issuable under the 2003 Plan was increased by an additional 500,000 Ordinary shares, so that the Company is entitled to issue up to 946,957 ordinary shares under the 2003 Plan.

In June 2006, the Company authorized pursuant to its 2006 Stock Option plan (the "2006 Plan"), to grant options to officers, employees and directors of MTS IntegraTRAK or any subsidiary of up to 200,000 of the Company's Ordinary shares. Each option granted under the 2006 Plan may be either an option intended to be treated as an "incentive stock option", within the meaning of section 422 of the Internal Revenue Code of 1986, as amended, or an option that will be treated as a "non-qualified stock option".

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

At the Company's 2013 annual general meeting, shareholders approved an amendment to the 2006 Plan to provide for the issuance thereunder of an additional 150,000 Ordinary shares, such that the Company will be entitled to issue options to purchase up to 550,000 Ordinary shares under the 2006 Plan. Each option granted under the 2006 Plan is exercisable until the earlier of five years from the date of the grant of the option or the expiration dates of the option plan. The exercise price of the options granted under the 2006 Plan may not be less than the fair market value of an Ordinary share determined as of the date of grant of the option.

During 2014 7,078 options were exercised under the 2006 Plans.

As of December 31, 2014 926,708 Ordinary shares are available for future option grants.

c.	A summary of option activity under the Company's stock option plans to its employees as of December 31, 2014 and changes during the year ended December 31, 2014 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2014	403,250	$1.86
Granted	75,000	$1.38
Exercised	7,078	$0.28
Expired and forfeited	114,672	$2.49

Outstanding at December 31, 2014	356,500	$1.68	2.69	$(214.36)

Vested and expected to vest	298,856	$1.68	2.66	$(205.48)

Exercisable at December 31, 2014	56,000	$0.51	2.35	$(53.87)

The weighted average grant-date fair value of options granted during 2013 and 2014 was $ 1.45 and $ 1.38 per option, respectively.

The total compensation cost related to options granted to employees under the Company's share-based compensation plans recognized for the years ended December 31, 2012, 2013 and 2014 amounted at $ 41, $ 93 and $ 84, respectively, net of estimated forfeitures.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

As of December 31, 2014, there was $ 80 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of three years.

d.	Total stock-based compensation expenses recognized in 2012, 2013 and 2014:

The total stock-based compensation expense related to employees' equity-based awards, recognized for the years ended December 31, 2012, 2013 and 2014, was comprised as follows:

	Year ended December 31,
	2012	2013	2014

Cost of revenues	$-	$7	$11
Research and development expenses	1	7	13
Selling and marketing	1	-	1
General and administrative expenses	39	79	59

	$41	$93	$84

e.	Options to non-employees:

Issuance date	In connection with	Number of options granted	Options exercisable	Exercise price per share	Exercisable through

August 8, 2013	consultant	40,000	-	2.08	August 2018

At the Company's 2013 annual general meeting, shareholder approved the grant of options to one of the Company's consultants, who also serves as a director of the Company, to purchase 40,000 ordinary shares. In January 2014 those options expired since the Company’s consultant resigned as a director of the Company effective January 31, 2014.

In November 2011, the Company granted 7,250 options to a consultant. The Company accounted for its outstanding options to non-employees under the fair value method of ASC 505-50. The fair value for these options was estimated at the measurement date using the Black-Scholes-Merton option-pricing model. Compensation income (expense) related to the grant of stock options to non-employees amounted to $ (3) $ (14) and $ 15 for the years ended December 31, 2012, 2013 and 2014, respectively.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-    REPORTABLE SEGMENTS AND GEOGRAPHIC INFORMATION

a.	Reportable segments:

The Chief Operating Decision Maker ("CODM") assesses the Company's business based on two operating segments: Enterprise and Service Providers. Enterprise segment includes TEM, services and solutions. Service Providers segment includes billing and MVNO services and solutions. These two segments also comprise the Company's reporting units. The CODM uses adjusted net income before interest, tax, depreciation and amortization, capital gain and stock based compensation ("adjusted EBITDA"), to assess performance, measure liquidity and make decisions. Adjusted EBITDA is a non-GAAP unaudited measure of profit and loss.

The Company's segments are engaged in business activities for which they earn revenues and incur expenses, their results are reviewed by the CODM and discrete financial information is available.

Asset information, by reportable segment, is not reviewed by the CODM, therefore segment asset disclosure is not included.

The following tables present the financial information for the Company's reportable segments.

	Year ended December 31,
	2012	2013	2014

Enterprise:
Revenue	$9,041	$7,817	$6,601
Adjusted EBITDA (unaudited)	$1,701	$1,231	$512

Service providers:
Revenue	$4,085	$4,655	$465
Adjusted EBITDA (unaudited)	$778	$899	$(1,700)

Segments total:
Revenue	$13,126	$12,472	$7,066
Adjusted EBITDA (unaudited)	$2,479	$2,130	$(1,188)

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-    REPORTABLE SEGMENTS AND GEOGRAPHIC INFORMATION (Cont.)

A reconciliation of total adjusted EBITDA to net income for each year is as follows:

	Year ended December 31,
	2012	2013	2014

Adjusted EBITDA (unaudited)	$2,479	$2,130	$(1,188)
Depreciation and amortization expenses	393	316	284
Stock-based compensation	44	107	69
Financial loss (income), net	(60)	(61)	95
Income tax expenses	736	435	54

Net income from continuing operations	$1,366	$1,333	$(1,690)

The total revenues from external customers are attributed to geographic areas based on the location of the customer:

	Year ended December 31,
	2012	2013	2014

United States	$10,251	$10,817	$5,642
Germany	482	252	90
Far East	443	300	300
Holland	297	216	219
Israel	917	400	440
Other	736	487	375

	$13,126	$12,472	$7,066

Revenues from a major customer accounted for 23% and $ 33% of total revenues for the years ended December 31, 2012 and 2013, respectively.

	December 31,
	2013	2014
Long-lived assets:

Israel	$1,348	$1,131
United States	2,876	2,850
Other	5	5

	$4,229	$3,986

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-    SUBSEQUENT EVENT

On February 3, 2015, the Company announced that it signed a definitive agreement to acquire Vexigo Ltd., ("Vexigo") a privately-held Israeli-based software company supporting video advertising over the internet and mobile devices, which will continue to operate as our wholly-owned subsidiary.

Under the terms of the agreement, the Company will acquire 100% of the outstanding shares of Vexigo in consideration of the payment of $ 3 million at closing and two payments of $ 500 each that will be paid three months and six months following the closing date. In addition, at closing, the Company will issue 40% of its outstanding ordinary shares post-closing to Vexigo’s shareholders. The agreement further provides for earn-out payments of up to $ 16 million over a 5.5 years period from the closing date, based on the earnings of the Vexigo product line.

The Vexigo transaction is expected to close in April 2015, following the Company's scheduled extraordinary general meeting of shareholders, when approval of the Vexigo transaction will be sought.

The Company's chief executive officer is entitled to receive upon the closing of the Vexigo transaction a warrant based on a cashless exercise mechanism, to acquire 93,453 Ordinary shares, with an exercise price equal to the market price of the Company’s Ordinary shares at the signing of the definitive agreement to acquire Vexigo, valid for a period of five years. In addition, subject to the closing of the Vexigo transaction an independent business consultant will be entitled to receive 2% of the total consideration paid or issued by the Company in connection with the Vexigo transaction. Therefore, upon closing of the Vexigo transaction, the consultant will be entitled to receive 2% of the cash consideration as well as 2% of the equity consideration (62,302 Ordinary shares), which will be issued by means of a five-year warrant with a $0 exercise price. The consultant will also be entitled to receive 2% of any future earn-out payments.

In addition, options to acquire an additional 242,000 Ordinary shares are issuable to Vexigo's employees and officers in connection with the closing of the transaction.

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MER TELEMANAGEMENT SOLUTIONS LTD.

By:	/s/ Lior Salansky
Lior Salansky Chief Executive Officer

By:	/s/ Alon Mualem
Alon Mualem
Chief Financial Officer

Dated: March 25, 2015