Form 20-F
period 2015-12-31
MER TELEMANAGEMENT SOLUTIONS LTD
filed 2016-03-28
CIK 1025561

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Ordinary Shares, par value NIS 0.01 per share……………8,043,380
(as of December 31, 2015)

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

Yes   ☐   No   ☒

This Report on Form 20-F is incorporated by reference into our Form S-8 Registration Statements File Nos. 333-123321 and 333-180369.

INTRODUCTION

We are a worldwide provider of solutions for online video advertising and telecommunications expense management, or TEM, used by enterprises, and billing solutions used by information and telecommunication service providers.

The online video advertising is provided through Vexigo, a wholly-owned subsidiary of our company, which has a propriety in-house technology solution specifically designed for content publishers. The Vexigo solution for online and mobile platforms supports multiple ad formats and interactive ad units.

 Our TEM solutions allow enterprises and organizations to make smarter choices with their telecommunications spending at each stage of the service lifecycle, including allocation of cost, proactive budget control, fraud detection, processing of payments and spending forecasting.  Our converged billing solutions have been successfully implemented worldwide by wireless providers, Voice over Internet Protocol, Internet Protocol Television, and content service providers.  Our converged billing solutions include applications for charging and invoicing customers, interconnect billing and partner revenue management using pre-pay and post-pay schemes, as well as a managed service for a mobile virtual network operator in the United States.

Since our public offering in May 1997, our ordinary shares have been listed on the NASDAQ Stock Market (symbol: MTSL) and are presently listed on the NASDAQ Capital Market.  As used in this annual report, the terms “we,” “us” and “our” mean Mer Telemanagement Solutions Ltd. and its subsidiaries, unless otherwise indicated.  As used in this annual report, “MTS IntegraTRAK” means MTS IntegraTRAK Inc., our wholly-owned U.S. subsidiary, and “Vexigo” means Vexigo Ltd., our wholly-owned Israeli subsidiary.

We own U.S. trademark rights for CALLTRAC®, ANCHORPOINT®, MAP-TO-WIN® and TOTAL-e™ and have common law rights in the trademarks TABS.IT, PMSI, TELSOFT SOLUTIONS, TELSOFT, MEGACALL and CALLTRAC LITE, based on use of the marks in the United States. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

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

ITEM 2.                   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                   KEY INFORMATION

A.            Selected Financial Data

The following selected consolidated financial data for and as of the five years ended December 31, 2015 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP.  Our audited consolidated financial statements for the three years ended December 31, 2015 and as of December 31, 2014 and 2015 appear elsewhere in this annual report.  Our selected consolidated financial data as of December 31, 2011, 2012 and 2013 and for the years ended December 31, 2011 and 2012 have been derived from audited consolidated financial statements not included in this Annual Report.   The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects,” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Operations Data:

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands, except share and per share data)
Revenues	$12,003	$13,126	$12,472	$7,066	$14,712
Cost of revenues	3,941	4,494	4,024	2,893	8,414
Gross profit	8,062	8,632	8,448	4,173	6,298
Selling and marketing	1,905	2,457	2,164	1,868	2,225
Research and development	1,909	1,329	1,389	1,387	1,805
General and administrative	3,847	2,804	3,188	2,459	3,459
Goodwill impairment, net of evaluation of contingent consideration	--	--	--	--	3,514
Operating income (loss)	401	2,042	1,707	(1,541)	(4,705)

Financial (expenses) income, net	2	60	61	(95)	(17)
Capital gain on sale of long-term investment	78	--	--	--	--
Income (loss) before taxes on income	481	2,102	1,768	(1,636)	(4,722)
Taxes on income, net	10	736	435	54	194
Net income (loss) from continuing operations	$471	1,366	1,333	(1,690)	(4,916)
Net income (loss) from discontinued operations	(84)	-	73	80	177
Net income (loss)	$387	1,366	1,406	(1,610)	(4,739)
Basic and diluted net income (loss) per share from continuing operations	$0.11	$0.30	$0.28	$(0.36)	$(0.68)
Basic and diluted net income (loss) per share from discontinued operations	$(0.02)	--	$0.02	$0.02	$0.02
Basic and diluted net income (loss) per share	$0.09	$0.30	$0.30	$(0.34)	$(0.66)
Weighted average number of ordinary shares used in computing basic net income (loss) per share	4,459,057	4,478,677	4,659,230	4,670,964	7,174,991
Weighted average number of ordinary shares used in computing diluted net income (loss) per share	4,459,057	4,531,384	4,720,966	4,670,964	7,174,991

______________
Balance Sheet Data:

	As of December 31,
	2011	2012	2013	2014	2015
	(in thousands)
Working capital (deficiency)	$(317)	$1,659	$3,455	$2,090	$(438)
Total assets	9,734	11,124	12,629	10,892	22,024
Shareholders’ equity	3,832	5,569	7,161	5,632	6,149

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

We have generated operating losses in the last two years and may not be able to regain profitable operations in the future or generate positive cash flows from operations.  To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations in the future.  If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure.  Such financing may not be available in the future, or, if available, may not be on terms satisfactory to us.  If adequate funds are not available to us, our business, and results of operations and financial condition will be adversely affected.

Reliance on a small number of suppliers and customers, places our business, financial condition and results of operations at risk.

A relatively small number of customers have historically accounted for a majority of Vexigo’s revenue. During 2015, Vexigo’s top three customers accounted for 71% of its aggregate revenues.  In addition, until January 2016 Vexigo relied on one major supplier, AppNexus, for a significant portion of its advertising space (approximately 54% during 2015).   While our activity with AppNexus was reduced significantly  in early 2016, we  expect that we will continue to depend upon a relatively small number of suppliers and customers for a significant portion of our advertising space and revenue for the foreseeable future. As a result, if we fail to successfully attract or retain new or existing suppliers and customers, if the existing major supplier terminates or materially alters its commercial relationship with Vexigo or if existing customers run fewer advertising campaigns with Vexigo, defer or cancel their insertion orders, or terminate their relationship with Vexigo altogether, whether through the actions of their agency representatives or otherwise, Vexigo will be required to compensate for the loss of advertising space or revenue by creating commercial relationships with new suppliers and attracting new customers, which cannot be assured.

This situation is similar to our experience in the mobile virtual network operator, or MVNO, services business. Our improved operations during the three years ended December 31, 2013 were attributable in great measure to our entry into the MVNO services business. As a Mobile Virtual Network Enabler, or MVNE, we provide services to MVNOs and assist them to reduce their time to market, focus on sales and marketing and reduce their initial capital expenses.  Our first MVNO customer was Simple Mobile, a U.S.-based MVNO, for whom we provided MVNE services. In 2011, 2012 and 2013, sales attributable to Simple Mobile accounted for approximately 16.4%, 22.8% and 33.3% of our revenues, respectively. During 2012, Simple Mobile was acquired by another operator and did not renew its agreement with us, which ended in December 2013. We have been unable to replace this business and our future success in this market cannot be assured. If we are not successful in timely locating quality substitute suppliers or customers, our business, financial condition and results of operations would be harmed.

Vexigo may experience fluctuations in its operating results, which make its future results difficult to predict and could cause its operating results to fall below the expectations of investors.

Vexigo’s operating results have fluctuated in the past and will likely fluctuate in the future due to a variety of factors, many of which are beyond Vexigo’s control. Vexigo’s fluctuating results could cause its performance to fall below our expectations and adversely affect our operating results. Because. Factors that may increase the volatility of Vexigo’s operating results include the following:

•	changes and new measures implemented by internet browsers and manufacturers of mobile devices limiting the scope and type of advertising that can be placed using Vexigo’s solutions;

•	increases in the percentage of advertising space that Vexigo acquires but does not sell, thereby increasing its operating costs without a parallel increase in its revenues;

•	the addition or loss of media affiliates;

•	changes in demand and pricing for Vexigo’s solutions;

•	Vexigo’s ability to effectively market and integrate its newly introduced Visualizr solution;

•	the seasonal nature of Vexigo’s customers’ spending on video advertising campaigns;

•	changes in Vexigo’s pricing policies or the pricing policies of its competitors and the pricing of video advertising space or of other third-party services;

•	the introduction of new technologies, products or service offerings by Vexigo’s competitors;

•	changes in Vexigo’s customers’ video advertising budget allocations, agency affiliations, or marketing strategies;

•	changes and uncertainty in the regulatory environment applicable to Vexigo or its affiliates;

•	Changes in ad-exchanges that may prevent running rotating advertisements;

•
changes in the economic prospects of Vexigo’s video advertisers or the economy generally, which could alter current or prospective advertisers’ spending priorities or could increase the time or costs required to complete sales with advertisers;

•	changes in the availability of video advertising space through real-time advertising exchanges or in the cost to reach end consumers through video advertising;

•	changes in Vexigo’s capital expenditures as it acquires the hardware, equipment and other assets required to support its business; and

•	costs related to acquisitions of businesses or technologies and to recruitment and retention of employees and consultants.

Vexigo’s business is changing and evolving rapidly. Based upon all of the factors described above and others that Vexigo may not anticipate, including those beyond its control, it has a limited ability to forecast its future revenue, costs and expenses. As a result, our operating results, which are dependent in great measure on the results of Vexigo may from time to time fall below our estimates or the expectations of investors.

The impairment of goodwill arising from our acquisition of Vexigo could continue to negatively impact our net income and stockholders’ equity.

When we acquire a business, a substantial portion of the purchase price of the acquisition may be allocated to goodwill and other identifiable intangible assets. The amount of the purchase price which is allocated to goodwill and other intangible assets is determined by the excess of the purchase price over the net identifiable assets acquired. The current accounting standards require that goodwill and intangible assets should be deemed to have indefinite lives, which should be tested for impairment at least annually (or more frequently if impairment indicators arise). Other intangible assets are amortized over their useful lives. In light of changes that occurred in the online advertising market during the latter part of 2015 which resulted in reduced gross margins, we performed an impairment analysis in accordance with ASC 350 and re-evaluated the contingent consideration payable to the former shareholders of Vexigo. As a result of the analysis and reevaluation, we recorded a $3.5 million non-cash charge for impairment of goodwill, net of the re-evaluation of the contingent consideration payable to the former shareholders of Vexigo.

We may not be able to successfully integrate Vexigo and may not be able to achieve our growth targets for the acquired businesses, which could result in our incurring additional goodwill and other intangible assets impairment charges. Declines in our market capitalization increase the risk that we may be required to perform another goodwill impairment analysis, which could result in an impairment of up to the entire balance of our goodwill and other identifiable intangible assets.

Payment of the cash consideration pursuant to the Vexigo acquisition has and will continue to significantly decrease our cash reserves, which could materially adversely affect our operations and financial strength.

The cash payments we made in connection with the recent Vexigo acquisition significantly decreased our cash reserves and the remaining payments due to the former Vexigo shareholders will negatively impact our cash position in the future. In September, 2015, we renegotiated and extended the payment schedule for the consideration payable to the former shareholders of Vexigo in order to improve our working capital and we further extended the payment schedule in February 2016. The February 2016 extension provides for the payment of $400,000 that was made in February 2016, additional payments of $100,000 on the 10th day of each month commencing in April 2016 and ending in March 2017 ($1.2 million in the aggregate), a payment of $300,000 on May 10, 2017, a payment of $400,000 on July 10, 2017, and the remaining balance, including a final payment of $300,000 and any earn out payments on October 10, 2017.  In the event we will not be successful in generating sufficient cash from our operations, we will be required to obtain additional financing or reduce our level of expenditures.  Such financing may not be available to us in the future, or, if available, may not be on terms satisfactory to us.  If adequate funds are not available to us, our business, results of operations and financial condition will be adversely affected. See also the information in Item 5B.

The earn-out payments pursuant to the Vexigo acquisition will reduce our ability to use cash generated from Vexigo’s operations in order to fund our operations and the potential growth of our business.

The terms of the Vexigo stock purchase agreement, or the Vexigo SPA, require us to pay the former Vexigo shareholders earn-out payments, or the Earn-out Payments, equal to 45% of the EBITDA from the Vexigo Products Line (as such term is defined in the Vexigo SPA) for a period of 5.5 years from the closing date of the acquisition, subject to certain limitations and up to a cap of $16 million. As the Earn-out Payments are calculated based on EBITDA, certain payments and liabilities of Vexigo, including any tax liability, will not be taken into account in the calculation of the payments, which will further decrease the cash generated by Vexigo’s operations that we will be able to use to fund our operations and growth. In the event we require additional funds for our ongoing operations beyond the funds remaining after deduction of the Earn-out Payments, we may be required to raise funds by means of an equity financing, which will dilute the holdings of our current shareholders or loans from financial institutions. Such equity or debt financings may not be available on terms acceptable to us, or at all, which would have an adverse effect on our operations and business.

If Vexigo’s access to quality digital video advertising space is diminished or if Vexigo fails to acquire new advertising space, its revenues could decline and its growth could be impeded.

Vexigo’s success depends on its ability to secure a consistent supply of quality advertising space on reasonable terms across a broad range of advertising networks and exchanges, including LiveRail, Brightroll and SpotXchange. The amount, quality and cost of advertising space available to Vexigo can change at any time. Vexigo’s suppliers are generally not bound by long-term contracts. The sellers that supply their advertising space to Vexigo typically do so on a non-exclusive basis and are not required to provide Vexigo with any minimum amounts of advertising space or with a consistent supply of advertising space. Sellers may seek to change the terms at which they offer advertising space to Vexigo, or they may elect to make advertising space available to Vexigo’s competitors who offer advertisements to them on more favorable economic terms. As a result, Vexigo cannot provide any assurance that it will have access to a consistent supply of quality digital video advertisement space. Moreover, the number of competing intermediaries that purchase advertising space from real-time advertising exchanges continues to increase, which could put upward pressure on advertising space costs. If sellers decide not to make media space available to Vexigo, decide to increase the price of advertising space, or place significant restrictions on the sale of their advertising space, Vexigo may not be able to replace this with sufficient quality advertising space from other sellers in a timely and cost-effective manner. In addition, major sellers in the industry may enter into exclusivity arrangements with Vexigo’s competitors, which could limit Vexigo’s access to a meaningful supply of advertising space. If Vexigo is unable to compete favorably for advertising space available on real-time advertising exchanges, or if real-time advertising exchanges decide not to make their advertising space available to Vexigo, Vexigo may not be able to place advertisements at competitive rates or find alternative sources of advertising space with comparable traffic patterns and consumer demographics in a timely manner. Furthermore, the advertising space that Vexigo accesses through real-time advertising exchanges may be of low quality or misrepresented to it, despite attempts by Vexigo and its suppliers to prevent fraud and conduct quality assurance checks. In the event Vexigo detects the low quality or fraudulent advertising space, it will lose the funds invested in acquiring such advertising space. In the event Vexigo is not successful in detecting such low quality or fraudulent advertising space and sells it to its customers, Vexigo, and we, may become subject to indemnification claims by Vexigo’s customers and its reputation may be harmed, resulting in decreased revenues from, or the cessation of commercial relationships with, the affected advertising agencies, advertisers or their affiliates.

We derive a significant portion of our revenues from TEM call accounting solutions, the market for which has declined in recent years.

A significant portion of our revenues is derived from our TEM call accounting solutions, whose revenues declined each year from 2006 through 2014. Revenues for these products may not grow or stabilize in the future.  If the market for our TEM solutions fails to grow or stabilize in the future, our business, operating results and financial condition would be adversely affected.  Our future financial performance will be dependent to a substantial degree on the successful introduction, marketing and customer acceptance of our current and future TEM call accounting solutions.

We are subject to risks associated with rapid technological change and risks associated with new versions, offerings, products and industry standards.

The information and telecommunication service providers market in which we compete is characterized by rapid technological change, introductions of new products, changes in customer demands and evolving industry standards.  Our future success will depend upon our ability to keep pace with the technological developments and to timely address the increasingly sophisticated needs of our customers by supporting existing and new telecommunication technologies and services and by developing and introducing enhancements to our current and new products.  We may not be successful in developing and marketing enhancements to our products that will respond to technological change, evolving industry standards or customer requirements.  We may experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements or such enhancements may not adequately meet the requirements of the marketplace and achieve any significant degree of market acceptance.  If release dates of any new products or enhancements are delayed, or if when released, they fail to achieve market acceptance, our business, operating results and financial condition would be materially and adversely affected.  In addition, the introduction or announcement of new product offerings or enhancements by us or our competitors may cause customers to defer or forgo purchases of current versions of our products, which could adversely affect our business, operating results and financial condition.

With its digital video advertising solution, Vexigo competes for advertisers and publishers, which are often represented by agencies, who want to purchase digital media for advertising campaigns. Vexigo’s industry is subject to rapid changes in standards, technologies, products and service offerings, as well as in advertiser and publisher demands and expectations. Vexigo continuously needs to make decisions regarding which offerings and technology to invest in to meet media affiliates’ demand and evolving industry standards and regulatory requirements. Vexigo may make wrong decisions regarding these investments. If new or existing competitors offer more attractive offerings than those of Vexigo, it may lose affiliates or affiliates may decrease their spending on its solutions. New media affiliates’ demand for superior competitive offerings or new industry standards could render Vexigo’s existing solutions unattractive, unmarketable or obsolete and require it to make substantial unanticipated changes to its technology platform or business model, resulting in additional expenses and loss of revenues. Vexigo’s failure to adapt to a rapidly changing market or to anticipate media affiliates’ demand could harm our business and our financial performance.

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

The online advertising market, although growing rapidly, is also characterized by extensive competition and consolidation. Due to the short-term nature of the commercial relationship and in order to compete effectively, market participants, including Vexigo, may be required to implement price cutting. There can be no assurance that the cost of advertising space will decline at all or to the same extent due, especially the cost of high-quality advertising space. In the event Vexigo’s gross margin decreases, Vexigo will be required to implement measures to maintain or improve its profitability. Such measures include, among others, an attempt to increase sales, implementing improvements to the technology in order to decrease the amount of advertising space that expires before it is sold and improving the services provided in order to maintain and attract customers. There can be no assurance that Vexigo will succeed in implementing the required measures, resulting in a decrease in gross margin and an adverse effect on our financial condition and operating results. In addition, many of the players in the digital advertising market also compete in the performance-based segment including large and well-established technology companies, advertising agencies, digital marketing companies, and other players, including Vexigo’s existing digital media sources, who also compete in the digital performance-based marketing segment through their relationships with advertisers. Other companies may seek to enter or expand their activities in the performance-based segment of the digital advertising market. Such existing and potential competitors are likely to have greater name recognition, more extensive customer and digital media source relationships, and significantly more financial, technical, marketing and other resources than Vexigo has, and may be able to devote greater resources to the development, promotion, sale and support of their products and services. As a result, these existing and potential competitors may be better able to respond more quickly to new technologies, develop deeper customer relationships or offer services at lower prices. This, in turn, may affect Vexigo’s ability to retain existing customers, attract new customers, obtain competitive pricing from its digital media sources or increase its sales and marketing budget, and may, therefore, cause Vexigo to lose market share and revenues. We believe that the digital advertising market will continue to undergo rapid change and significant consolidation as Vexigo’s competitors broaden their service offerings and expand into more media channels and more industry verticals. If competition persists or intensifies in the future, it could have a material and adverse effect on Vexigo’s ability to increase sales and maintain profitability. Any of the above circumstances could have a material adverse effect on Vexigo’s reputation, business operations, financial position, competitive position and prospects.

Vexigo relies on “Demand Side Platforms,” or DSPs, and “Video Ad Exchanges” to purchase its solutions on behalf of advertising agencies or advertisers, and incurs the cost of an advertising campaign before it is paid for its services and the advertising space. Such agencies and advertisers may have or develop high-risk credit profiles, which may result in credit risk to Vexigo.

Vexigo must consider the effect of credit risk in transactions with agencies or other third parties and advertisers. A substantial portion of Vexigo’s business is sourced through Video Ad Exchanges and DSPs. These Video Ad Exchanges and DSPs represent advertising agencies and advertisers and payment of fees to Vexigo originates with the advertising agencies or advertisers and is submitted through the Video Ad Exchanges and DSPs. Certain of the advertising agencies or advertisers have or may develop high-risk credit profiles, and, to the extent they do, may not remit payment or transfer only a portion of the payment due to Vexigo. The credit risk of advertising agencies may vary depending on the nature of an advertising agency’s aggregated advertiser base. There can be no assurances that Vexigo will not experience bad debt expense or deferred revenues in the future. Any such write-offs for bad debt or deferrals of revenues could have a materially negative effect on Vexigo’s results of operations for the periods in which the write-offs occur. Even if Vexigo is not paid, Vexigo is still obligated to pay for the media it has purchased for the advertising campaign, and as a consequence, our results of operations and financial condition could be adversely impacted.

Vexigo’s business is seasonal and its results generally vary from quarter to quarter.

Vexigo’s revenues, cash flow, operating results and other key operating and performance metrics may vary from quarter to quarter due to the seasonal nature of customers’ spending on digital marketing campaigns. For example, customers typically devote more of their marketing expenditure to the fourth calendar quarter to coincide with consumer holiday spending patterns. Moreover, digital media in the fourth quarter is generally more expensive due to increased overall demand for digital media. If seasonal spending patterns were to become more pronounced, seasonal fluctuations could have an increased effect on Vexigo’s revenues, cash flow, operating results and other key operating and performance metrics from period to period.

Legislation and regulation of digital businesses and industry standards or technical measures adopted by key market players, such as Google, could create unexpected additional costs or termination of services, subject Vexigo to enforcement actions for compliance failures, or cause Vexigo to change its technology solutions or business models, which may have an adverse effect on the demand for Vexigo’s solutions.

In the course of conducting its business, Vexigo collects, stores, transmits, and uses information related to computing and communications devices, user activity on devices, and advertisements placed through Vexigo’s solutions. The online advertising field is subject to federal, European and other regulation, including with respect to privacy and data protection and targeting minors and children, for example, the Children's Online Privacy Protection Act of 1998. Several governments are considering legislation related to digital advertising and certain media advertising organizations, such as the Network Advertising Initiative and the Interactive Advertising Bureau, adopted “best practice” guidelines with which Vexigo may be required to comply pursuant to current or future contractual undertakings. Key market players, such as Google, have in the past and may in the future implement technical measures in their products that limit the options, opportunities and access of online advertisers. Such legislation, technical measures and industry standards could affect the costs of doing business online, and may adversely affect the demand for or effectiveness and value of Vexigo’s solutions. If future regulation, industry standards or consumer preferences make the collection or use of such data more difficult or impracticable, the value of online advertising could be adversely affected which, in turn, could impact the demand for our products. The costs of compliance with privacy and other laws and regulations are high and are likely to increase in the future and any failure on our part to comply with laws and regulations may expose Vexigo to significant liabilities.

Widespread blocking or erasing of cookies or limitations on advertisers’ ability to use cookies may diminish the interest of advertisers in online advertising campaigns, resulting in a material adverse effect on Vexigo’s results of operations.

Vexigo’s technology currently does not use cookies, which are small files of information placed on an internet user’s computer, to collect information about the user’s visits to websites, however, Vexigo may wish to use cookies in the future in order to improve and expand its services. In addition, advertisers who place ads using Vexigo’s services do use cookies placed by them on the targeted users’ computers. Third-party software and internet browsers make it easy for users to block or delete cookies and several regulators, currently mainly in Europe, impose restrictions and regulatory requirements on the ability to use and place cookies. Further, several software programs, sometimes marketed as ad-ware or spyware detectors, block cookies by default or prompt users to delete or block cookies. For example, in March 2013 Apple informed developers that starting May 1, 2013 the App Store will no longer accept new apps or app updates that access the device’s unique identifier (UDID). If advertisers are not up to speed with these changes, their ability to benefit from Vexigo’s services may be impaired. If a large proportion of users delete or block cookies, this could undermine the value of the data that advertisers collect and Vexigo’s ability to use cookies for its business purposes. To the extent advertisers will not be able to place cookies or collect information using cookies or any other technology, their interest in online advertising campaigns may diminish, resulting in a material adverse effect on our results of operations.

Vexigo does not have long-term commitments from its advertisers, and it may not be able to retain advertisers or attract new advertisers that provide it with revenue that is comparable to the revenue generated by any advertisers it may lose.

Most of Vexigo’s advertisers do business with it by placing insertion orders for particular advertising campaigns. If Vexigo performs well on a particular campaign, the advertiser or, most often, the advertising agency representing the advertiser, may place new insertion orders with it for additional advertising campaigns. Vexigo rarely has any commitment from an advertiser beyond the campaign governed by a particular insertion order. Vexigo’s insertion orders may also be canceled by advertisers or their advertising agencies prior to the completion of the campaign without penalty. As a result, Vexigo’s success is dependent upon its ability to outperform its competitors and win repeat business from existing advertisers, while continually expanding the number of advertisers for whom Vexigo provide services. In addition, it is relatively easy for advertisers and the advertising agencies that represent them to seek an alternative provider for their advertising campaigns because there are no significant switching costs. Agencies, with whom Vexigo does the majority of its business, often have relationships with many different providers, each of whom may be running portions of the same advertising campaign. Because Vexigo generally does not have long-term contracts, it may be difficult for to accurately predict future revenue streams. We cannot provide assurance that Vexigo’s current advertisers will continue to use its solutions, or that it will be able to replace departing advertisers with new advertisers that provide it with comparable revenue. The termination of contracts or failure to retain a number of customers could have a material adverse effect on Vexigo’s reputation, business operations, financial position, competitive position and prospects

If Vexigo fails to detect fraud or serve its advertisers’ advertisements on undesirable mobile and online platforms or if Vexigo sells its advertising space in connection with undesirable advertising campaigns, its reputation will suffer and its brand will be harmed, which would negatively impact our business, financial condition and results of operations.

Vexigo’s business depends in part on providing its advertisers with a service that they trust, and Vexigo has contractual commitments to take reasonable measures to prevent advertisements from appearing on undesirable websites, including certain websites that the advertisers identify as undesirable and on websites that are involved in click fraud, bot traffic or similar activities. In addition, Vexigo has contractual commitments to take reasonable measures to prevent undesirable advertising from appearing on the websites that sell the advertising space to Vexigo. Vexigo also uses third-party services in an effort to prevent its advertisers’ advertisements from appearing on undesirable websites or buying fraudulent supply. Preventing and combating fraud requires constant vigilance, and Vexigo may not always be successful in its efforts to do so. In addition, Vexigo may serve advertising on advertising space that is objectionable to its advertisers, and may lose the trust of its advertisers, which would harm its brand and reputation and negatively impact its business, financial condition and results of operations. Vexigo may also purchase advertising space inadvertently that proves to be unacceptable for advertising campaigns, in which case Vexigo is responsible for the cost and cannot bill that cost to any campaign. If Vexigo buys substantial volumes of unusable advertising space, this could negatively impact our results of operations.

If mobile connected devices, their operating systems or content distribution channels, including those controlled by Vexigo’s competitors, develop in ways that prevent its advertising campaigns from being delivered to their users, Vexigo’s ability to grow its business will be impaired.

Vexigo’s success in the mobile channel arena depends upon the ability of its technology platform to integrate with mobile advertising space suppliers and provide advertising for most mobile connected devices, as well as the major operating systems that run on them and the thousands of applications that are downloaded onto them. The design of mobile devices and operating systems is controlled by third parties with whom Vexigo does not have any formal relationships. These parties frequently introduce new devices, and from time to time they may introduce new operating systems or modify existing ones, which makes it easier to block ads. Network carriers may also impact the ability to access specified content on mobile devices or even block such access. If Vexigo’s solution was unable to work on these devices or operating systems, either because of technological constraints or because an operating system or app developer, device maker or carrier wished to impair its ability to purchase advertising space and provide advertisements, our ability to generate revenue could be significantly harmed.

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

The terms of many open source licenses have not been interpreted by United States courts at this time, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on Vexigo’s ability to commercialize its services. Moreover, we cannot guarantee that Vexigo will be able to prevent use of certain open source software subject to restrictive licenses or licenses requiring distribution of its software or that in the future the terms of licenses that apply to open source software will be interpreted in ways that will be harmful to Vexigo. If Vexigo fails to observe the terms of the applicable licenses, it may be subject to litigation, to a demand to make its proprietary software available to the public and to restriction on future use of the relevant open source software, any of which could adversely affect our business, financial condition and results of operations.

We are subject to risks relating to proprietary rights and risks of infringement.

Due to the rapid pace of technological change in the communications industry, we believe that the most significant factors in our intellectual property rights are the knowledge, ability and experience of our employees, the frequency of product enhancements and the timeliness and quality of support services provided by us.  In addition, we rely upon a combination of security devices, copyrights, trademarks, patents, trade secret laws, confidentiality procedures and contractual restrictions to protect our rights in our products.  We try to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection.  It is possible that others will develop technologies that are similar or superior to our technology.  Unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.  It is difficult to police the unauthorized use of our products, and we expect software piracy to be a persistent problem, although we are unable to determine the extent to which piracy of our software products exists.  In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States.  Our means of protecting our proprietary rights in the United States or abroad may not be adequate or our competition may independently develop similar technology.

Vexigo’s success depends, in part, on its ability to protect proprietary methods and technologies that it develops or otherwise acquires, so that Vexigo can prevent others from using Vexigo’s inventions and proprietary information. If Vexigo fails to protect its intellectual property rights adequately, its competitors might gain access to its technology, and its business might be adversely affected. Vexigo relies on trademark, copyright and trade secret laws, confidentiality procedures and contractual provisions to protect its proprietary methods and technologies. Vexigo, whose patent strategy is still in its early stages, has one registered patent.

Vexigo generally enters into confidentiality and/or license agreements with its employees, consultants, vendors and advertisers, and generally limits access to and distribution of its proprietary information. However, Vexigo cannot assure that any steps taken by it will prevent misappropriation of its technology and proprietary information or infringement of its intellectual property rights. Policing unauthorized use of Vexigo’s technology and intellectual property is difficult and expensive. Vexigo’s competitors and others could attempt to capitalize on its brand recognition by using domain names or business names similar to Vexigo’s, and Vexigo may be unable to prevent third parties from acquiring or using domain names and other trademarks that infringe on, are similar to, or otherwise decrease the value of its brands, trademarks or service marks. Also, despite the steps Vexigo has taken to protect its proprietary rights, it may be possible for unauthorized third parties to copy or reverse engineer aspects of Vexigo’s technology or otherwise obtain and use information that it regards as proprietary, or to develop technologies similar or superior to its technology or design around its proprietary rights.

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

It is possible that third parties will claim infringement by us of their intellectual property rights regarding both the TEM industry and the advertising industry.  We believe that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. As a result of the Vexigo acquisition, Vexigo’s business and financial condition may become more visible, which may result in threatened or actual litigation, including by competitors and other third parties.

Regardless of whether claims that we are infringing patents or infringing or misappropriating other intellectual property rights have any merit, these claims are time-consuming and costly to evaluate and defend, and can impose a significant burden on management and employees. The outcome of any litigation is inherently uncertain, and we may receive unfavorable interim or preliminary rulings in the course of litigation. There can be no assurances that favorable final outcomes will be obtained in all cases. Any such litigation could also cause product set-up or maintenance delays or require us to enter into royalty or licensing agreements.  Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. Some of Vexigo’s competitors for example have substantially greater resources than we do and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could.  If there is a successful claim of product infringement against us and we are not able to license the infringed or similar technology, our business, operating results and financial condition would be adversely affected.  We cannot assure you that we are not infringing or violating any third-party intellectual property rights.

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

Notably, Vexigo’s business depends on the overall demand for advertising, specifically online video advertising, and on the economic health of its current and prospective publishers and advertisers. If advertisers reduce their overall advertising spending, Vexigo’s revenue and results of operations are directly affected. Economic downturns or instability in political or market conditions generally may cause current or new advertisers to reduce their advertising budgets. Adverse economic conditions and general uncertainty about economic recovery are likely to affect Vexigo’s business prospects.

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

We are based in Israel and generate a large percentage of our sales in the United States.  Our sales in the United States accounted for 86.4%, 79.8% and 77.8% of our total revenues for the years ended December 31, 2013, 2014 and 2015, respectively.  We may not be able to maintain or increase international market demand for our products.  To the extent that we cannot do so in a timely manner, our business, operating results and financial condition will be adversely affected.

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

The base erosion and profit shifting ("BEPS") project undertaken by the Organization for Economic Cooperation and Development, or OECD, may have adverse consequences to our tax liabilities. The BEPS project contemplates changes to numerous international tax principles, as well as national tax incentives, and these changes, if adopted by individual countries, could adversely affect our provision for income taxes. It is hard to predict how the principles and recommendations developed by the OECD in the BEPS project will translate into specific national laws, and therefore we cannot predict at this stage the magnitude of the effect of such rules on our financial results.

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

Historically, one of the primary distribution channels for our call accounting management products has been private branch exchange, or PBX, original equipment manufacturers, or OEMs, and vendors who market our products to end-users in conjunction with their own products.  We are dependent upon the active marketing and distribution efforts of our PBX, OEMs and local master distributors.

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

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business. Vexigo, in particular, relies heavily on its IT systems and on third party IT support and systems, including communications lines.

Cyber-attacks or other breaches of network or information technology, or IT, security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations.  In particular, both unsuccessful and successful cyber-attacks on companies have increased in frequency, scope and potential harm in recent years.  Such an event may result in our inability to operate our facilities, which, even if the event is for a limited period of time, may result in significant expenses and/or loss of market share to other competitors in the market for telemanagement products and invoice management solutions. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain.  A failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. Any of these occurrences could result in a material adverse effect on our results of operations and financial condition.

Vexigo and our TEM services, in particular, rely heavily on IT systems to manage critical functions such as media campaign management and operations, data storage and retrieval, revenue recognition, budgeting, forecasting, financial reporting and other administrative functions. Certain of these IT services are provided by third parties, including communications lines, and certain of Vexigo’s data is stored on third parties’ servers, which exposes Vexigo to additional risks relating to loss of data and security breaches.

As Vexigo grows its business, we expect it will continue to invest in technology services, hardware and software, including data centers, network services, storage and database technologies. Creating the appropriate support for Vexigo’s technology platform, including Big Data and computational infrastructure, is expensive and complex, and its execution could result in inefficiencies or operational failures and increased vulnerability to cyber-attacks, which, in turn, could diminish the quality of Vexigo’s services and its performance for advertisers. Cyber-attacks could include denial-of-service attacks impacting service availability (including the ability to deliver ads) and reliability; the exploitation of software vulnerabilities in internet facing applications; social engineering of system administrators (tricking company employees into releasing control of their systems to a hacker); or the introduction of computer viruses or malware into Vexigo’s systems with a view to steal confidential or proprietary data. Cyber-attacks of increasing sophistication may be difficult to detect and could result in the theft of Vexigo’s intellectual property and its data or its advertisers’ data. In addition, Vexigo is vulnerable to unintentional errors as well as malicious actions by persons with authorized access to its systems that exceed the scope of their access rights, or unintentionally or intentionally alter parameters or otherwise interfere with the intended operations of its platform. The steps Vexigo takes to increase the reliability, integrity and security of its systems as they scale may be expensive and may not prevent system failures or unintended vulnerabilities resulting from the increasing number of persons with access to its systems, complex interactions within its technology platform and the increasing number of connections with third party partners and vendors’ technology. Operational errors or failures or successful cyber-attacks could result in damage to Vexigo’s reputation and loss of current and new advertisers and other business partners which could harm our business. In addition, we could be adversely impacted by outages and disruptions in the online platforms of Vexigo’s key business partners, such as the real-time advertising exchanges, which Vexigo relies upon for access to advertising space.

We are subject to risks arising from product defects and potential product liability.  Errors or failures in Vexigo’s software and systems could adversely affect its operating results and growth prospects.

In the TEM business, we may generally provide a warranty for up to three months for end-users and, in limited instances, up to twelve months.  Our sales agreements typically contain provisions designed to limit our exposure to potential product liability or related claims.  The limitation of liability provisions contained in our agreements may not be effective.  Our products are used by businesses to reduce communication costs, recover charges payable by third parties, prevent abuse and misuse of telephone networks and converged billing solutions for information and telecommunication service providers, and as a result, the sale of products by us may entail the risk of product liability and related claims.  A product liability claim brought against us could adversely affect our business, operating results and financial condition.  Products such as those offered by us may contain undetected errors or failures when first introduced or when new versions are released.  Despite our testing and testing by current and potential customers, errors may be found in new products or releases after commencement of commercial shipments.  The occurrence of these errors could result in adverse publicity, loss of or delay in market acceptance or claims by customers against us, any of which could adversely affect our business, operating results and financial condition.

Vexigo depends upon the sustained and uninterrupted performance of its technology platform to operate over 1,000 advertising campaigns at any given time; manage its advertising space supply; bid on advertising space for each campaign; serve or direct a third party to serve advertising; collect, process and interpret data to optimize campaign performance in real time; and provide billing information to its financial systems. If Vexigo’s technology platform cannot scale to meet demand, or if there are errors in the execution of any of these functions on its platform, then its business could be harmed. Because Vexigo’s software is complex, undetected errors and failures may occur, especially when new versions or updates are made. Vexigo does not have the capability to test new releases or updates to its code on a small subset of campaigns, which means that bugs or errors in code could impact all campaigns on its platform. Despite testing of the optimization platform by Vexigo, errors or bugs in its software may not be found until the software is in its live operating environment. Errors or failures in Vexigo’s software could also result in negative publicity, damage to its brand and reputation, loss of or delay in market acceptance of its solutions, increased costs or loss of revenue, loss of competitive position or claims by advertisers for losses sustained by them. In such an event, Vexigo may be required or choose to expend additional resources to help mitigate any problems resulting from errors in its software. Vexigo may make errors in the measurement of its campaigns causing discrepancies with its advertisers’ measurements leading to a lack in confidence with Vexigo or, on occasion, the need for advertiser “make-goods”, the standard credits given to advertisers for campaigns that have not been delivered properly. Alleviating problems resulting from errors in Vexigo’s software could require significant expenditures of capital and other resources and could cause interruptions, delays or the cessation of its business, any of which would adversely impact our financial position, results of operations and growth prospects.

We may not be able to retain or attract the key managerial, technical and research and development personnel we need to succeed.

Our success has largely depended on and will continue to depend in the future on our skilled professional and technical employees.  The competition for these employees is intense.  We may not be able to retain our present employees, or recruit additional qualified employees as we require them.  Vexigo’s ability to operate and grow its business successfully is highly dependent on the efforts and contribution of its key employees, including Kobi Ram, its chief executive officer, and Amit Reshef, its chief technology officer. Vexigo does not maintain “key person” insurance for these or any other employees. The loss of any key member of our management team might significantly delay or prevent the achievement of our business or development objectives.  Our ability to replace key members of our management team and hire additional skilled personnel in the future might be negatively impacted by the use of restrictive covenants in our industry and market.  Any failure to attract and retain key managerial, technical and research and development personnel could adversely affect our ability to generate sales, deploy our products or successfully develop new products and enhancements.

The recent Vexigo acquisition was structured as a share purchase rather than an asset purchase, which could expose us to additional liabilities; we will only be entitled to request limited indemnification from Vexigo’s former shareholders for damages arising out of the Vexigo acquisition and may be subject to indemnification claims from such former shareholders.

Except under specific circumstances, we are entitled to indemnification from Vexigo’s former shareholders for damages resulting from certain breaches of representations and warranties and of the Vexigo SPA that are limited in amount and time. In addition, the Vexigo SPA provides for our obligation to indemnify the former shareholders for damages resulting from certain breaches of representations and warranties and of the Vexigo SPA that, except under specific circumstances, are also limited in amount and time. To the extent our damages are higher than the amounts set forth in the Vexigo SPA or are discovered after the expiration of the relevant representation or warranty, we will not be entitled to indemnification. To the extent Vexigo’s former shareholders incur damages, we may be subject to indemnification obligations. The Vexigo acquisition was structured as a share acquisition rather than an asset acquisition, and we also acquired the shares of an additional company that held Vexigo shares. The purchase of shares, as opposed to an acquisition of assets could expose us to additional liabilities which are unrelated to the current business of Vexigo. Any such occurrences may have a material adverse effect on our financial position.

Prior to its acquisition, Vexigo was a private company and as such was not subject to the regulation applicable to us as an Israeli public company or as a foreign private issuer, including with respect to disclosure controls and procedures and internal control over financial reporting.

Until acquired by us, Vexigo was a privately-held company and was not subject to the reporting and other obligations applicable to foreign private issuers or to companies traded on the NASDAQ Stock Market or to requirements applicable to Israeli public companies. In addition, Vexigo’s financial reporting was outsourced and Vexigo did not use in-house designated software for the creation and maintaining of its financial records. Since the acquisition we have worked to implement or strengthen the work procedures in Vexigo and to acquire appropriate software and enhance the finance team in Vexigo in order to ensure our continued compliance with applicable regulations, including with respect to disclosure controls and procedures and internal control over financial reporting. The implementation process will likely continue to divert management time and employee attention, both in Vexigo and our company, from the operations of both companies and will entail additional costs and expenses. If we are not successful in implementing the proper procedures, there could be future deficiencies in our disclosure controls and procedures and our internal control over financial that will render them ineffective and will require us to contain relevant declarations in our future filings with the SEC.

We may encounter difficulties in realizing the potential financial or strategic benefits of the Vexigo acquisition or any future transactions.

Mergers and acquisitions of companies are inherently risky and subject to many factors outside of our control and no assurance can be given that the acquisition of Vexigo or other companies in the future, will be successful and will not adversely affect our business, operating results, or financial condition.  In the future, we may seek to acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in the future in order to expand our business. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results.  Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products and technologies to a failure to do so.  Even when an acquired company has previously developed and marketed products, there can be no assurance that new product enhancements will be made in a timely manner or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products. We may face difficulties in connection with the acquisition of Vexigo or other transactions, including:

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

If we fail to manage our growth, our business could be disrupted and our results will likely decline.

If we experience significant growth, such growth may significantly strain our management and other operational and financial resources. To manage growth effectively, we must continue to improve and expand our infrastructure, including our IT systems, financial and administrative systems and controls. We must also continue to manage our employees, operations, finances, research and development and capital investments efficiently. Our productivity and the quality of our solutions may be adversely affected if we do not integrate and train our new employees, particularly our sales and account management personnel, quickly and effectively and if we fail to appropriately coordinate across our executive, engineering, finance, human resources, legal, marketing, sales, operations and customer support teams.

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

Our systems, procedures or controls may not be adequate to support the growth in our operations, and our management may not be able to achieve the execution necessary to exploit the market opportunities for our businesses. Our future operating results will also depend on our ability to expand our development, sales and marketing organizations. If we are unable to manage growth effectively, we may not be profitable. Rapid growth may also entail incurring additional expenses, and a strain on resources, infrastructure and ability to maintain the quality of solutions. If we do not adapt to meet these evolving growth challenges, and if the current and future members of our management team do not effectively scale with our growth, the quality of our solutions may suffer and our corporate culture may be harmed. Failure to manage our future growth effectively could cause our business to suffer, which, in turn, could have an adverse impact on our financial condition and results of operations.

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

In order for Vexigo to receive Israeli corporate tax benefits it will be required to meet various conditions. Such benefits may not be approved or may be terminated or reduced, all of which could increase the amount of corporate tax payable in Israel.

We believe that Vexigo is entitled to benefit from a reduced corporate tax rate under the Israeli privileged enterprise program. Under this program, a portion of Vexigo’s income is subject to reduced corporate tax rates in Israel. In order to become eligible for the tax benefits for “Privileged Enterprises,” Vexigo is required to meet certain conditions stipulated in the Israeli Law for the Encouragement of Capital Investments, 5719-1959, as amended, and the regulations promulgated thereunder. The view of the Israeli Tax Authority, or ITA, may be different and Vexigo’s entitlement to the tax benefits can be revoked or reduced with retroactive effect, which would result in adverse tax consequences both for past and future tax years. Further, these tax benefits may be reduced or discontinued in the future and in such case, Vexigo’s Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies was 26.5% in 2015 and, commencing January 1, 2016, was set at 25%.

Actual results could differ from the estimates and assumptions that we use to prepare our financial statements.

In order to prepare our financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”), our management is required to make estimates and assumptions, as of the date of the financial statements, which affect the reported values of assets and liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. Areas that require significant estimates by our management include contract costs and profits, application of percentage-of-completion accounting, provisions for uncollectible receivables and customer claims, impairment of long-term assets, goodwill impairment, valuation of assets acquired and liabilities assumed in connection with business combinations, accruals for estimated liabilities, including litigation and insurance reserves, and stock-based compensation. Our actual results could differ from, and could require adjustments to, those estimates.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our ordinary shares.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors.  Our efforts to comply with the requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002 governing internal control and procedures for financial reporting have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources.  We may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could adversely affect our operating results, investor confidence in our reported financial information and the market price of our ordinary shares. We have excluded Vexigo from our assessment of internal control over financial reporting as of December 31, 2015 because it was first acquired by us during 2015.

Risk Factors Related to Our Ordinary Shares

A few of our shareholders who are also members of our Board, may have a significant influence over our business prospects. Future disagreements among these Board members may delay or prevent certain business developments.

Mr. Haim Mer, the Chairman of our Board of Directors, and his wife, Mrs. Dora Mer, currently beneficially own approximately 16.2% of our outstanding ordinary shares. The Info Group, Inc. (formerly AnchorPoint, Inc.) whose principal shareholder, Mr. Roger Challen, is one of our directors, currently beneficially owns 12.3% of our outstanding shares. Mr. Tzvika Friedman is one of our directors, currently beneficially owns 6.7% of our outstanding shares. As a result, each of these shareholders has a significant influence over the election of our Board of Directors and over our business and affairs. Any future disagreements between these board members in connection with our business and affairs, including with respect to any determinations relating to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends, may delay or prevent certain of these developments and thereby harm our future prospects and results of operations.  This concentration of ownership may also adversely affect our share price, especially if these shareholders sell substantial amounts of our ordinary shares.  Our current officers and directors beneficially own, collectively, 3,925,998 ordinary shares, or approximately 46.8 percent of our outstanding shares.

If we fail to maintain compliance with NASDAQ’s continued listing requirements, our shares may be delisted from the NASDAQ Capital Market.

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “MTSL.”  To continue to be listed on the NASDAQ Capital Market, we need to satisfy a number of conditions, including minimum shareholders’ equity of at least $2.5 million and a minimum closing bid price per share of $1.00 for 30 consecutive business days.  In the past we fell below the minimum $2.5 million shareholders’ equity, and we may not be able to maintain such minimum shareholders’ equity in the future. In December 2015, we were notified that that we were not in compliance with NASDAQ's requirement that listed securities maintain a minimum bid price of $1.00 per share.  We have a period of 180 calendar days, until June 20, 2016, to achieve compliance by meeting the applicable standard for a minimum of ten consecutive business days.  If we are not deemed in compliance before the expiration of the 180 day compliance period, NASDAQ may afford us an additional 180 day compliance period, provided that on the 180th day of the first compliance period we have demonstrated that we meet all applicable standards for initial listing on the NASDAQ Capital Market (except the bid price requirement) based on our most recent public filings and market information.  If we are delisted from NASDAQ, trading in our ordinary shares would be conducted on a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

We may be classified as a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

For U.S. federal income tax purposes, we may be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) for the taxable year produce or are held for the production of passive income.  We believe that we were not a PFIC in 2015 and we do not expect to become a PFIC in future years. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. For more information please see “Item 10. Additional Information – E. Taxation - United States Federal Income Taxation – Passive Foreign Investment Companies.”

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

We do not anticipate paying cash dividends in the foreseeable future.  According to the Israeli Companies Law, 1999-5759, or the Israeli Companies Law, a company may generally distribute dividends only out of its retained earnings (within the meaning of the Israeli Companies Law), so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. The declaration of dividends is subject to the discretion of our Board of Directors and will depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant by our board of directors.  You should not rely on an investment in our company if you require dividend income from your investment in our company.  The success of your investment will likely depend entirely upon any future appreciation of the market price of our ordinary shares, which is uncertain and unpredictable and there is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased your ordinary shares.

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

We report our financial results in dollars, while a portion of our expenses, primarily salaries, are paid in NIS.  Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS.  The appreciation of the NIS against the U.S. dollar will result in an increase in the U.S. dollar cost of our NIS expenses.  We are also influenced by the timing of, and the extent to which, any increase in the rate of inflation in Israel over the rate of inflation in the United States is not offset by the devaluation of the NIS in relation to the dollar.  Our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel.  In the past, the NIS exchange rate with the dollar and other foreign currencies had fluctuated, generally reflecting inflation rate differentials.  We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS against the dollar.  If the U.S. dollar cost of our operations in Israel increases, our dollar measured results of operations will be adversely affected.  From time to time, we engage in currency-hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our financial position and results of operations.  However, any such hedging transaction may not materially reduce the effect of fluctuations in foreign currency exchange rates on such results.

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

Our company was incorporated under the laws of the State of Israel in December 1995. We are a public limited liability company under the Israeli Companies Law and operate under such law and associated legislation.  Our registered offices and principal place of business are located at 14 Hatidhar Street, Ra΄anana 4366516, Israel, and our telephone number is +972-9-7777-555.  Our website address is www.mtsint.com.  The information on our website is not incorporated by reference into this annual report.

We are a worldwide provider of solutions for video advertising over the internet and mobile devices and TEM and billing tools and solutions. Our TEM solutions assist enterprises and organizations in making smarter choices with their telecommunications spending at each stage of the service lifecycle, including allocation of cost, proactive budget control, fraud detection, processing of payments and spending forecasting.  Our converged billing solutions have been successfully implemented worldwide by wireless providers, Voice over Internet Protocol, Internet Protocol Television, mobile virtual network operators, or MVNOs, and content service providers. Our converged billing solutions include applications for charging and invoicing customers, interconnect billing and partner revenue management using pre-pay and post-pay schemes.

On December 30, 2008, we completed the acquisition of certain assets and liabilities of AnchorPoint, a Massachusetts-based provider of TEM solutions.  This acquisition has enabled us to expand our product offerings. The aggregate consideration paid for the acquisition at the closing date was the issuance of 24.4% of our outstanding shares on a post-transaction basis.

In April 2015, we acquired 100% of the outstanding shares of Vexigo, a privately-held Israeli-based software company supporting video advertising over the internet and mobile devices, which continues to operate as our wholly-owned subsidiary. For a discussion of the consideration paid to the shareholders of Vexigo and FPSV Holdings Ltd. (which held Vexigo shares), or FPSV, please see Item 5B. Operating and Financial Review and Prospects -- Liquidity and Capital Resources.

B.           Business Overview

Industry Background

We are a global provider of services and solutions in video advertising over the internet and mobile devices, in the Telecom Expense Management (TEM), Cloud Billing, Mobile Virtual Network Enabler (MVNE), M2M/IoT service providers and Mobile Money markets.  Our TEM Suite helps organizations reduce operational expenses, improve productivity and optimize networks and services associated with communications networks and information technology.  Our MVNE and Mobile Money offerings enable MVNOs and financial service providers to manage their customers’ and resellers’ lifecycles.  Our M2M/IoT Enablement Platform enables Mobile Network Operators (MNO) and MVNOs to create new revenue streams from selling management services in addition to the connectivity to M2M/IoT service providers.

Through Vexigo, we offer many advertising solutions, including delivery of video advertising campaigns to relevant, brand-receptive digital audiences. Vexigo manages and optimizes its customers’ digital marketing campaigns assisting them to maximize the effectiveness of every advertisement delivered to its target audience. Through its proprietary optimization platform, Vexigo is able to perform accurate analysis of video campaigns across different devices and ad exchanges, managing a significant higher amount of campaigns, while driving better monetization for the digital media property owner.

Vexigo also developed the Visualizr tool, which is a mobile publishing platform that allows publishers to present their content as a personalized magazine. Vexigo generally contracts with digital platform owners to provide them with the Visualizr free of charge, in exchange for providing Vexigo with advertising space on their digital platform, thus providing Vexigo with high-quality advertising space that it does not need to compete for. Since acquiring Vexigo, we have been investing in advertising technology that incorporates Big Data analytics into Vexigo’s cutting-edge real-time bidding (RTB) optimization technology.

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

Digital Advertising Industry

The advertising market is generally divided into two broad categories: direct response and branding. Direct response advertising is designed to induce specific action, while brand advertising is designed to establish a long-term, positive consumer attitude toward a company or its product or service without a specific call to action. While direct response advertisers measure campaign effectiveness against consumer response to an advertisement’s call to action, brand advertisers measure campaign effectiveness against metrics such as reach (how many consumers within the advertiser’s target audience were exposed to the advertisement) and frequency (how many times was the consumer within the target audience exposed to the advertisement). Brand advertisers may conduct post-campaign surveys with their target audience to measure how well a campaign increased brand-relevant metrics, such as brand awareness, message recall, brand favorability and purchase intent.

Currently, direct response campaigns, such as search engine marketing, click-through banners and digital coupons, account for the majority of digital advertising. Historically, brand advertisers have relied on television, print and other traditional media to promote their brands, and we believe that digital video advertising remains underpenetrated by brand advertisers compared to traditional media. Brand advertisers’ target audiences are spending less time watching traditional television and more time viewing video entertainment on internet connected devices.

Vexigo expects that television brand advertisers will in the future follow their target audiences onto digital video and allocate more of their budgets to digital video advertising. As new solutions address the challenges advertisers face with deploying digital video brand campaigns in a fragmented ecosystem, Vexigo believes this market is poised to capture increasing amounts of TV advertising dollars. U.S. digital video ad spending is expected to increase from $5.24 billion in 2014 to $14.77 billion in 2019, according to eMarketer Inc., a market research firm.

MVNE and Mobile Money Market

We provide services to MVNOs and assist them to reduce their time to market, focus on sales and marketing and reduce their initial capital expenses.  An MVNO is a wireless communications services provider that does not own radio spectrum or wireless network infrastructure.  An MVNO enters into a business agreement with a mobile network operator that owns network infrastructure in order to obtain bulk access to network services at wholesale rates, after which the MVNO sets retail plans and prices independently.  The emergence of the MVNO model in various markets worldwide is mostly related to changes in regulations and in the ability of MVNOs to address new market segments that may increase their revenue streams.

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

Mobile Money Solution

Our Mobile Money solution, which can be sold separately or as part of our MVNE solution, allows MVNOs or financial service providers to offer their customers the ability to  make  deposits, withdrawals, person-to-person transfers,  bill payments, purchases of  goods and more complex banking services over mobile phones.

MTS M2M/IoT Enablement Platform Solution

Our M2M/IoT solution is a comprehensive, proven and highly scalable IoT enablement platform covering all the business, operational, management and analytics requirements of IoT service providers. It seamlessly integrates into any MNO operational environment and enables IoT service providers and enterprises, regardless of their size, service offerings or localization requirements, to deploy Internet-connected devices and easily manage all aspects of machine-to-machine (M2M) interactions. Our M2M/IoT solution provides all the services from a single platform either from the cloud or from a local data center. Our IoT solution has the following modules:

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

Services

Cloud and Managed Services

Our TEM, M2M/IoT and MVNE solutions are offered either as a perpetual license or as a managed service.  Our operation in the U.S. provides cloud based call accounting, TEM managed services and MVNE services.

Implementation and Maintenance Service

We provide customer support to end-users and channels (distributors and business partners) through support centers located in the United States, Israel and Hong Kong on both a service contract and a per-incident basis.  Our technical support engineers answer support calls directly and generally seek to provide same-day responses.  We provide updated telephone rate tables to customers on a periodic basis under annual service contracts.  The rate tables are obtained from third-party vendors who provide this data for all major long-distance service providers.  Our distributors provide a full range of service and technical support functions for our products, including rate tables, to their respective end-user customers.

Vexigo’s Solutions

Vexigo’s solutions are built for brand advertisers and professional digital media property owners that produce content and applications. Vexigo built its data-science capabilities to deliver reliable campaign results for brand advertisers and monetization for digital media property owners. Vexigo’s ads run when users choose to view video content on their internet-connected devices and platforms. Vexigo delivers video advertisements, largely on a pre-roll and in-banner basis, meaning that the advertisements are prominently displayed before the chosen video content is displayed. Utilizing its proprietary campaign management platform, Vexigo’s advertiser customers reach large-scale, brand-receptive audiences, and digital media property owners capture brand advertising revenue with their content and applications.

Vexigo’s proprietary Visualizr provides customization and optimization solutions to digital media owners. By using its proprietary analytics mechanisms, Vexigo is capable of constructing a visually appealing “magazine” type layout of digital properties for each viewer, and receives, in exchange, rights to utilize the digital platforms on which the Visualizr is installed for advertising space in a variety of monetization options tailored and optimized for each and every digital media owner. Vexigo’s Visualizr is a development in webpage customization and optimization which is the product of extensive research and development commitment.

        We believe that Vexigo’s s solutions are distinctive and have advantages which other solutions cannot offer. Vexigo’s advanced optimization technology is capable of simultaneously analyzing a high number of single impressions, effectively and efficiently determining each impression’s quality and matching relevant advertiser to it. Vexigo believes that this leads to high user engagement, higher CPMs and better monetization on an uninterrupted basis, utilizing even those media properties which competitors overlook.

The solutions offered by Vexigo to digital media property owners and advertisers provide the following benefits:

•	Vexigo’s advanced automation technology allows for utilization of a wide range of digital media properties on a 24/7 basis;

•
Digital media property owners enjoy Vexigo’s solutions to effectively verify, validate, filter and sift through large quantities of media, thus obtaining high quality media that is appropriate to the nature of their properties, with lower quality or fraudulent media being eliminated by Vexigo’s technology in the process;

•
Vexigo offers digital advertisers an exceptional package of advertising opportunities by aggregating digital media property categories, providing an optimized solution and avoiding the need to manually select relevant media properties for advertising; and

•
Vexigo’s Visualizr enables mobile accessibility of digital media and provides advanced personalization and customization capabilities of digital properties, across a wide range of desktop, mobile and wearable internet-connected devices.

Vexigo’s Strategy

Vexigo intends to pursue its business model by, among other things:

•
continuing to leverage its business model and advanced proprietary technology as its customers allocate their digital marketing expenditure towards higher quality and more personalized exposures. Through its proprietary video optimization platform, Vexigo aims to attract new customers to its business, as well as capture a bigger share of its existing customers’ advertising budgets by providing optimized results for advertisers and higher revenue sharing arrangements for digital property owners. By furthering the penetration of its proprietary Visualizr, Vexigo believes it will enhance advertising, revenue sharing and other monetization opportunities;

•
increasing the number of digital advertising sources in its network to ensure its customers have access to a large and diversified supply of advertisements across a wide variety of media channels. This includes plans to strengthen Vexigo’s relationships with advertising exchanges and direct advertisers. By expanding its network of digital advertisers, Vexigo believes it will strengthen its market profile as an independent digital marketing company with low dependency on any one advertising source and attract additional customers seeking a large and diversified network of digital media; and

•
advancing its technological capabilities by continuing to invest in research and development efforts, which serve as the basis for its efforts to further enhance its existing platform and develop new platforms for publishers. Vexigo’s video player has served over 400 advertisers and advertising agencies in over 20 countries with more than 8,000 domains, and ads served by it have generated over 3 billion video impressions around the world.

Sales and Marketing

Telecommunications Solutions

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

We sell our solutions worldwide through OEMs, distribution channels and our own direct sales force in the United States, Israel and Hong Kong, and through a network of local distributors in these and various other countries.  We employed 14 persons in sales and marketing and 26 persons in support as of December 31, 2015, as compared to 12 persons in sales and marketing and 19 persons in support as of December 31, 2014 and 11 persons in sales and marketing and 20 persons in support as of December 31, 2013.

We conduct a wide range of marketing activities aimed at generating awareness and leads.  We maintain our websites (www.mtsint.com and www.mtsbill.com), allowing for correspondence and queries from new potential customers as well as promoting support for our existing customer base.  The information on our websites is not incorporated by reference into this annual report. In addition, we participate in certain tradeshows in order to increase our exposure to other market participants and potential customers.

Online Advertising Solutions

Vexigo’s marketing strategy is focused on increasing awareness of its platform and monetization tools in order to expand its customer base and increase advertiser and digital media owner loyalty. Vexigo sells to its customers primarily through its direct sales force personnel, who have established relationships with major ad agencies and direct relationships with advertisers, as well as digital media platform owners.

Vexigo’s Visualizr solution is promoted through digital marketing campaigns, including on sites and networks such as Google and Facebook, as well as by displays in industry trade shows and forums, and by direct contact with digital media property owners through Vexigo’s sales force and business development personnel.   Vexigo’s website is maintained at www.vexigo.com/ and www.visualizr.me./ The information on Vexigo’s websites is not incorporated by reference into this annual report.

Competition

Telecommunications Solutions

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

Online Advertising Solutions

Vexigo operates in a dynamic and competitive market, influenced by trends in both the overall advertising industry as well as the digital video advertising market. Vexigo competes with networks such as Matomy, DMG, 24/7 and bRealTime, as well as other ad networks. Vexigo also faces competition from direct response advertising providers who seek to target brands. Some large advertising agencies, which may represent Vexigo’s current customers, build their own relationships with digital media properties and can directly connect advertisers with digital media properties. Other companies that offer analytics, mediation, exchange or other third party solutions are or may become intermediaries between advertisers and digital media properties and thereby compete with Vexigo.

In addition, many of the players in the digital advertising market also compete in the performance-based segment including:

•	large and well-established technology companies, such as Facebook, Google, Twitter and Yahoo!;

•	advertising agencies, such as Omnicom, Publicis and WPP;

•	digital marketing companies, such as Conversant, Criteo, Millennial Media, Rocket Fuel, XL Marketing, YuMe and Zanox; and

•	other players, including Vexigo’s existing digital media sources, who also compete in the digital performance-based marketing segment through their relationships with advertisers.

We believe that the principal competitive factors in the industry in which Vexigo operates include effective audience targeting capabilities, brand-oriented tools and user interface, multi-device campaign delivery capability, platform independence, proven and scalable technologies, audience scale and reach, relationships with leading brand advertisers and their respective agencies, brand awareness and reputation. Vexigo believes that it competes favorably with respect to all of these factors and that it is well-positioned as an independent provider of digital video brand advertising solutions.

Vexigo’s proprietary Visualizr faces competition from companies which provide similar webpage visualization capabilities, including Kargo, Onswipe and Padsquad. Vexigo believes that its personalization and customization technological capabilities position it as a market leader and provide a significant advantage over its competition.

Intellectual Property Rights

We believe that, because of the rapid pace of technological change in the communication industry, the most significant factors in our intellectual property rights are the knowledge, ability and experience of our employees, the frequency of product enhancements and the timeliness and quality of support services provided by us.  In addition, we rely upon a combination of security devices, copyrights, trademarks, patents, trade secret laws, confidentiality procedures and contractual restrictions to protect our rights in our products.  In 2005, we filed an international patent application (PCT application), relating to a mobile verification technique that verifies mobile phone usage against the bill received from the service provider.  Our policy has been to pursue copyright protection for our software and related documentation and trademark registration of our product names.  Some of our products have the added protection afforded by a hardware component which has embedded software that it is difficult to misappropriate.  In addition, our key employees and independent contractors are required to sign non-disclosure and confidentiality agreements.

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

Vexigo considers its proprietary technology to be important to the development of its video platform and Visualizr and seeks to protect such technology through trade secrets, confidentiality agreements and other contractual arrangements with its employees, consultants, publishers, end users and others. Vexigo  has one registered patent in the United States. Vexigo’s management believes that, while a patent may provide it with a competitive advantage, its success depends primarily on its marketing, business development, applications, know-how and ongoing research and development efforts. There can be no assurance that Vexigo’s future patents or other intellectual property rights will afford it a meaningful competitive advantage.

Government Regulation

The online advertising field is subject to federal, European and other regulation, including with respect to privacy and data protection and targeting minors and children, for example, the Children's Online Privacy Protection Act of 1998. Several governments are considering legislation related to digital advertising and certain media advertising organizations, such as the Network Advertising Initiative and the Interactive Advertising Bureau, adopted “best practice” guidelines with which Vexigo may be required to comply pursuant to current or future contractual undertakings. Key market players, such as Google, have in the past and may in the future implement technical measures in their products that limit the options, opportunities and access of online advertisers. Vexigo collects, stores, transmits, and uses information related to computing and communications devices, user activity on devices, and advertisements placed through Vexigo’s solutions in order to enhance the accuracy of our demographic categorization of websites and Internet users. In addition, Vexigo’s customers may elect to use their own data about target audiences collected by them or by third-party data companies to target advertisements to particular audiences. Although Vexigo does not use data that can be used to identify specific people, the definition of personally identifiable information, or personal data, varies by country and is evolving, and therefore could be exposed to claims based on local current or future privacy regulation. The collection and use of data about Internet users has come under scrutiny by consumer advocacy organizations and regulatory agencies in various countries, including the U.S., that focus on online privacy.

Vexigo’s technology currently does not use cookies, which are small files of information placed on an internet user’s computer, to collect information about the user’s visits to websites, however, Vexigo may wish to use cookies in the future in order to improve and expand its services. In addition, advertisers who place ads using Vexigo’s services do use cookies placed by them on the targeted users’ computers. Various advocacy and consumer protection groups have in recent years voiced concern about the use of cookies and other online tools to record users’ browsing history, and the use of that information to deliver advertisements online based on inferred interests of each user.

C.           Organizational Structure

Our wholly-owned subsidiaries in the United States, Hong Kong and the Netherlands, MTS IntegraTRAK Inc., MTS Asia Ltd. and Bohera B.V., respectively, act as marketing and customer service organizations in those countries. Vexigo Ltd. is our wholly-owned subsidiary in Israel which provides our video advertising business. We hold Vexigo’s shares partially directly and also indirectly through our 100% ownership of FPSV, who’s only material asset is its holdings in Vexigo.

D.           Property, Plants and Equipment

Our executive offices and research and development facilities are located at 14 Hatidhar Street, Ra'anana, Israel. We lease 5,490 square feet under a lease that expires in February 2017 at an annual rental charge of approximately $127,000.

Our U.S. subsidiary, MTS IntegraTRAK, occupies approximately 2,944 square feet of space in River Edge, New Jersey for a monthly rental fee of approximately $4,800 under a lease terminating in February 2019.  We also have an office in Glendale, California, where we occupy approximately 400 square feet of space, under a month-to-month lease for a monthly rental fee of approximately $750. In addition, we have an office in Powder Springs, Georgia, where we occupy approximately 4,800 square feet of space under a month-to-month lease for a monthly rental fee of approximately $4,700.  Vexigo leases facilities in Nes Ziona, Israel under lease agreements which expire on May 31, 2016, on September 30, 2016 and on and on January 14, 2019 and for which the aggregate annual rent amount is approximately $87,000.

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

We operate in three business segments. Our Telecom Business operates in two operation-based segments: Enterprise (TEM) Division and Service Providers (Billing) Division. Our Enterprise segment includes TEM solutions and services and our Service Providers segment includes billing, MVNO and IoT/M2M services and solutions. Following the acquisition of Vexigo in April 2015, we operate in a third operation-based segment of Video Advertising. We have wholly-owned subsidiaries in Israel, the United States, Hong Kong and the Netherlands, which act as marketing and customer service organizations in those countries. We also operate the Vexigo business as a wholly-owned subsidiary in Israel.

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

Overview

Telecom Business: TEM (Enterprise) and Billing (Service Providers) Divisions

We are a worldwide provider of TEM solutions which assist enterprises and organizations to make smarter choices with their telecommunications spending at each stage of the service lifecycle, including allocation of cost, proactive budget control, fraud detection, processing of payments and spending forecasting.

Our converged billing solutions have been successfully implemented worldwide by wireless providers, Voice over Internet Protocol, or VOIP,  Internet Protocol Television, or IPTV, MVNO and content service providers.  Our converged billing solutions include applications for charging and invoicing customers, interconnect billing and partner revenue management using pre-pay and post-pay schemes as well as IoT/M2M services and solutions.

Video Advertising

Vexigo, which we acquired on April 1, 2015, is a provider of digital video advertising solutions for large and small brand advertisers, advertising agencies and other businesses around the world that promote or sell products and/or services to consumers through digital media, such as websites, mobile apps and social media networks and digital media properties. Through a sophisticated platform of proprietary embedded software, data science and machine learning algorithms, Vexigo delivers video advertising campaigns to relevant, brand-receptive digital audiences.

Vexigo generates revenue by delivering digital video advertisements on internet-connected devices. Vexigo’s ads run when users choose to view video content on their devices. Advertising customers submit ad insertion orders to Vexigo and Vexigo fulfills those orders by delivering the customers’ digital video advertisements to audiences available through digital media properties, a process referred to as an advertising campaign. Vexigo is typically paid on a cost per thousand advertising impressions basis, or CPM. In most cases Vexigo pays the publishers a fixed price for advertising space, however in certain cases Vexigo agrees on a revenue share arrangement with publishers where the payment to the publishers is based on CPM.

Key Factors Affecting Our TEM and BillingBusinesses

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

Billing and MVNO Services

Our converged billing solutions include applications for charging and invoicing customers, interconnect billing and partner revenue management using pre-pay and post-pay schemes. In addition, we provide services to MVNOs and assist them to reduce their time to market, focus on sales and marketing and reduce their initial capital expenses.  The emergence of the MVNO model in various markets worldwide is mostly related to changes in regulations and in the ability of MVNOs to address new market segments that may increase their revenue streams. Our first MVNO customer was Simple Mobile, a U.S.-based MVNO, for whom we provided MVNE services.  In 2012 and 2013, sales attributable to Simple Mobile accounted for approximately 22.8% and 33.3% of our revenues, respectively.  During 2012, Simple Mobile was acquired by TracFone and in 2013 TracFone migrated the hosted billing services to their own platform and did not renew their agreement with us. We are continuing our efforts to gain new customers for our MVNO services, but our future success cannot be assured. So far, we were not able to replace the revenues generated by Simple Mobile, and therefore our operating results and financial condition were adversely affected.

TEM Call Accounting Solutions

The majority of the TEM (Enterprise) Division revenues are derived from our TEM call accounting solutions, whose revenues declined each year from 2006 through 2015 and revenues for these products may not grow in the future.  If the market for our TEM solutions fails to grow or stabilize in the future, our business, operating results and financial condition would be adversely affected. Our future financial performance will be dependent to a substantial degree on the successful introduction, marketing and customer acceptance of our TEM call accounting solutions.

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

Key Factors Affecting Our Video Advertising Business

Video advertising Solutions

The majority of this division’s revenues are derived from delivery of video advertising campaigns to relevant, brand-receptive digital audiences. Vexigo manages and optimizes its customers’ digital marketing campaigns to maximize the effectiveness of every advertisement to its target audience. However, Vexigo relies on “Demand Side Platforms,” or DSPs, and “Video Ad Exchanges” to purchase its solutions on behalf of advertising agencies or advertisers and expects to continue to rely on a few major suppliers of its advertising space and a small number of customers for a significant portion of its revenue. As a result, if Vexigo fails to successfully attract or retain new or existing suppliers and customers, if the existing major supplier terminates or materially alters its commercial relationship with Vexigo or if existing customers run fewer advertising campaigns with Vexigo, defer or cancel their insertion orders, or terminate their relationship with Vexigo altogether, whether through the actions of their agency representatives or otherwise, Vexigo will be required to compensate for the loss of advertising space or revenue by creating commercial relationships with new suppliers and attracting new customers. If Vexigo is not successful in timely locating quality substitute suppliers or customers, Vexigo’s business, financial condition and results of operations would be negatively affected.

Competition

Vexigo operates in a dynamic and competitive market, influenced by trends in both the overall advertising industry as well as the digital video advertising market. Vexigo competes with networks such as Matomy, DMG, 24/7 and bRealTime, as well as other ad networks. Vexigo also faces competition from direct response advertising providers who seek to target brands. Some large advertising agencies, which may represent Vexigo’s current customers, build their own relationships with digital media properties and can directly connect advertisers with digital media properties. Other companies that offer analytics, mediation, exchange or other third party solutions are or may become intermediaries between advertisers and digital media properties and thereby compete with Vexigo.

Proprietary Rights and Risks of Infringement

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

Third parties may assert claims of infringement or misappropriation of intellectual property rights in proprietary technology against Vexigo for which Vexigo may be liable or have an indemnification obligation. Vexigo cannot assure you that it is not infringing or violating any third-party intellectual property rights. From time to time, Vexigo may be subject to legal proceedings relating to Vexigo’s solution or underlying technology and the intellectual property rights of others, particularly as it expands the complexity and scope of its business. As a result of the Vexigo Transaction, Vexigo’s business and financial condition may become more visible, which may result in threatened or actual litigation, including by competitors and other third parties.

Seasonality

Our operating results from our TEM and Billing Division are generally not characterized by a seasonal pattern except that our volume of sales in Europe is generally lower in the summer months.  Vexigo’s online advertising business is affected by the seasonality in the advertising market, with higher revenue in the summer months (June-August), in connection with special summer campaigns, and winter months (November-December), when many advertisers spend the largest proportion of their advertising budgets in anticipation of the holiday shopping season. The increase in the winter months is usually followed by a decrease in revenue in the first calendar quarter.

Results of Operations

The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
Revenues:
Telecom Product sales	16.6%	19.7%	11.4%
Telecom Services	83.4%	80.3%	40.9%
Video Advertising, net	0%	0%	47.7%
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Telecom Product sales	6.2	7.2	4.3
Telecom Services	26.1	33.7	20.7
Video Advertising	-	-	32.2
Total cost of revenues	32.3	40.9	57.2
Gross profit	67.7	59.1	42.8
Selling and marketing	17.4	26.4	15.1
Research and development	11.1	19.6	12.3
General and administrative	25.5	34.8	23.5
Goodwill impairment, net of evaluation of contingent consideration.	--	--	23.9
Operating income (loss)	13.7	(21.7)	(32.0)
Financial income (expenses), net	0.5	(1.3)	(0.1)
Income (loss) before taxes on income	14.2	(23.0)	(32.1)
Taxes on income, net	3.5	0.8	1.3
Net income (loss) from continuing operations	10.7	(23.8)	(33.4)
Net income from discontinued operations	0.6	1.1	1.2
Net income (loss)	11.3	(22.7)	(32.2)

Year Ended December 31, 2015 Compared with Year Ended December 31, 2014

Revenue.  Revenues from products and services consist primarily of software license fees and advertising campaigns sales and revenues from services, including managed services, hosting, consulting, maintenance, training, professional services and support.  Revenues increased by 107.0% to $14.7 million for the year ended December 31, 2015 from $7.1 million for the year ended December 31, 2014.  The increase in revenues in 2015 is primarily attributable to the acquisition of Vexigo.

 Revenues from our Enterprise (TEM) segment increased by 4.5% to $6.9 million, or 46.9% of our total revenues, for the year ended December 31, 2015 from $6.6 million, or 93.0% of our total revenues, for the year ended December 31, 2014.  Revenues from our Service Providers (Billing) segment increased by 60% to $0.8 million, or 5.4% of our total revenues, for the year ended December 31, 2015 from $0.5 million, or 7.0% of our total revenues, for the year ended December 31, 2014.  Revenues from products and services from our wholly-owned U.S. subsidiary, MTS IntegraTrak increased by 7.1% to $6.0 million, or 40.8% of our total revenues, for the year ended December 31, 2015 from $5.6 million, or 78.9% of our total revenues, for the year ended December 31, 2014.   From the date of acquisition, revenues from Vexigo were $7.0 million, or 47.6% of our total revenues for the year ended December 31, 2015.

Cost of Revenues.  Cost of revenues increased by 189.7% to $8.4 million for the year ended December 31, 2015 from $2.9 million for the year ended December 31, 2014.  The increase in cost of revenues in 2015 is primarily attributable to the acquisition of Vexigo. Cost of revenues of our Enterprise (TEM) and Service Providers (Billing) segments consist primarily of (i) production costs and payments to subcontractors; (ii) certain royalties and licenses payable to third parties (including Asentinel and the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel, or the OCS), (iii) professional services costs; and (iv) support costs.  Vexigo’s cost of revenues consists primarily of (i) cost of advertising spaces; and (ii) salaries of employees engaged in on-going media activities. Cost of revenues of our Enterprise (TEM) and Service Providers (Billing) segments increased by 27.6% to $3.7 million for the year ended December 31, 2015 compared to $2.9 million for the year ended December 31, 2014. Cost of revenues from Vexigo’s Video Advertising solution were $4.7 million for the period since the date of acquisition and until the end of 2015.

Research and Development.  Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities, outsourced subcontractor development and other related costs.  Research and development expenses increased by 28.6% to $1.8 million for the year ended December 31, 2015 from $1.4 million for the year ended December 31, 2014. The increase in research and development expenses is primarily attributable to additional research and development expenses related to Vexigo. Research and development expenses are presented net of capitalized expenses in the amount of $411,000 for the year ended December 31, 2015 compared to zero capitalized expenses for the year ended December 31, 2014. We expect that our research and development expenses will increase in 2016 compared to 2015.

Selling and Marketing.  Selling and marketing expenses consist primarily of costs relating to sales representatives and their travel expenses, trade shows and marketing exhibitions and presales support.  Selling and marketing expenses increased by 15.8% to $2.2 million for the year ended December 31, 2015 from $1.9 million for the year ended December 31, 2014, mainly as a result of the Vexigo acquisition.  We expect that our selling and marketing expenses will increase in 2016 compared to 2015.

General and Administrative.  General and administrative expenses consist primarily of compensation costs for administrative, finance and general management personnel, professional fees and office maintenance and administrative costs.  General and administrative expenses increased by 40.0% to $3.5 million for the year ended December 31, 2015 from $2.5 million for the year ended December 31, 2014.  The increase in general and administrative expenses is primarily attributable to additional merger and acquisition costs and additional general and administrative personnel related to Vexigo’s business. We expect our general and administrative expenses will remain at the same level in 2016 compared to 2015.

Goodwill impairment, net of evaluation of contingent consideration. Following an annual impairment test of goodwill and other intangible assets that we performed, and in light of the significant changes in the video advertising market, the reduced gross margins in the video advertising business we experienced in the last months of 2015 and the decrease in the market price of our ordinary shares, we recognized $6.3 million of goodwill impairment. No impairments were recognized in 2014.

The terms of the Vexigo SPA require us to pay the former Vexigo shareholders Earn-out Payments equal to 45% of the EBITDA from the Vexigo Products Line (as such term is defined in the Vexigo SPA) for a period of 5.5 years from the closing date of the acquisition of Vexigo, subject to certain limitations and up to a cap of $16 million. Under ASC 805-30-35-1, consideration transferred that is accounted for as part of the business combination transaction is adjusted for changes in the fair value of contingent consideration during the measurement period. We performed a valuation study as of December 31, 2015 and as a result, we reduced the contingent earn-out liability by $2.8 million. Contingent consideration is classified as a liability and may be adjusted to fair value at each reporting date through earnings, until the contingency is resolved and may affect our results in the future.

Financial Income (Expenses), Net.  Financial income (expenses), net consists primarily of interest income on bank deposits, foreign currency translation adjustments, other interest charges and the financial income (expenses) from option contracts or other foreign hedging arrangements.  We recorded $17,000 of financial expenses, net for the year ended December 31, 2015, compared to $95,000 of financial income, net for the year ended December 31, 2014. Our financial expense in 2015 and financial income in 2014 is primarily attributable to exchange rate and foreign currency translation adjustments.

Taxes on Income.  We recorded taxes on income of $194,000 for the year ended December 31, 2015, compared to taxes on income of $54,000 for the year ended December 31, 2014.  Our taxes on income for the year ended December 31, 2015 are primarily attributable to Vexigo’s income taxes and changes in deferred tax liability. Our taxes on income for the year ended December 31, 2014 are primarily attributable to state income taxes paid by our subsidiary in the U.S.

Net Income from Discontinued Operations.  We recorded net income from discontinued operations of $177,000 in the year ended December 31, 2015, compared to net income from discontinued operations of $80,000 in the year ended December 31, 2014.

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

Revenues.  Our TEM and Billing Divisions revenues from products and services consist primarily of software license fees sales and revenues from services, including managed services, hosting, consulting, maintenance, training, professional services and support.  Revenues from products and services decreased by 43.2% to $7.1 million for the year ended December 31, 2014 from $12.5 million for the year ended December 31, 2013.  Revenues from our Enterprise segment decreased by 15.4% to $6.6 million, or 93.0% of our total revenues, for the year ended December 31, 2014 from $7.8 million, or 62.4% of our total revenues, for the year ended December 31, 2013.   Revenues from our Service Providers segment decreased by 89.4% to $0.5 million, or 7.0% of our total revenues, for the year ended December 31, 2014 from $4.7 million, or 37.6% of our total revenues, for the year ended December 31, 2013.   Revenues from products and services in the U.S. decreased by 48% to $5.6 million, or 78.9% of our total revenues, for the year ended December 31, 2014 from $10.8 million, or 86.4% of our total revenues, for the year ended December 31, 2013. Our revenues and our Service Providers segment revenues decreased in 2014 primarily as a result of the loss of Simple Mobile as a customer.

Cost of Revenues.  Cost of revenues of our TEM And Billing Divisions for products and services consists primarily of (i) production costs and payments to subcontractors; (ii) certain royalties and licenses payable to third parties (including Asentinel and the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel, or the OCS), (iii) professional services costs; and (iv) support costs.  Cost of revenues from products and services decreased by 27.5% to $2.9 million for the year ended December 31, 2014 from $4.0 million for the year ended December 31, 2013.  The decrease in cost of revenues from products and services is primarily attributable to our ceasing to provide services to Simple Mobile during 2013.  We expect that our cost of revenues for our legacy business will remain at the same level in 2015 as in 2014.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2011	2.2	7.7	(5.5)
2012	1.6	(2.3)	3.9
2013	1.9	(7.0)	8.9
2014	(0.2)	12.0	(12.3)
2015	(1.0)	0.3	(1.3)

A depreciation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are linked to the dollar.  This depreciation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities and also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar.  Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.  During 2011 the U.S. dollar appreciated against the NIS, which resulted in a decrease in the U.S. dollar cost of our NIS expenses. During 2012 and 2013, the NIS appreciated against the U.S. dollar. While the dollar appreciated relative to the shekel by 12% in 2014 and by 0.3% in 2015, there is no guarantee that the prior trend of dollar devaluation relative to the shekel will not return in the future. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results.  We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

In 2015, we entered into forward, call and put option contracts in the amount of $4.2 million that converted a portion of our floating currency liabilities to a fixed rate basis, which reduced the impact of the currency changes on our cash flow.  The purpose of our foreign currency hedging activities is to protect us from the risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. Our put option contracts did not qualify as hedging instruments under ASC 815. Changes in the fair value of put option contracts are reflected in the consolidated statement of comprehensive income as financial income or expense.  In 2015, we recorded approximately $7,000 as financial expenses with respect to such transactions in our consolidated statements of operations.

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

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation.  Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members.  Israel is also a member of the OECD, an international organization whose members are governments of mostly developed economies.  The OECD’s main goal is to promote policies that will improve the economic and social well-being of people around the world.  In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan.  These preferences allow Israel to export products covered by such programs either duty-free or at reduced tariffs.

Israel and the European Union Community concluded a Free Trade Agreement in July 1975, which confers certain advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years.  In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area.  The Free Trade Area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries.  On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as EFTA, established a free-trade zone between Israel and the EFTA nations.  In November 1995, Israel entered into a new agreement with the European Union, which includes re-defining of rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union.  In recent years, Israel has established commercial and trade relations with a number of other nations, including China, India, Russia, Turkey and other nations in Eastern Europe and Asia.

Effective Corporate Tax Rate

The Israeli corporate tax rate was 25% in 2012 and in 2013.  The corporate tax rate increased to 26.5% in 2014 and 2015 and, commencing January 1, 2016, was set at 25%.

However, certain of our activities have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended, commonly referred to as the Investment Law, and, consequently, are eligible, subject to compliance with specified requirements, for tax benefits beginning when such facilities first generate taxable income.  Subject to certain restrictions, we are entitled to a tax exemption in respect of income derived from our approved facilities for a period of two years, commencing in the first year in which such income is earned, and will be entitled to a reduced tax rate of 10%-25% for an additional five to eight years if we qualify as a foreign investors’ company.  If we do not qualify as a foreign investors’ company, we will instead be entitled to a reduced rate of 25% for an additional five, rather than eight, years.

In December 2010, the "Knesset" passed the Investment Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among other things, amendments to the Investment Law. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the company's entire preferred income. Vexigo chose to adopt this amendment and we believe it is entitled to benefit from a reduced corporate tax rate under the amendment. The company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011, 2012 and 2013 - 15% (in development area A - 10%); 2014 and 2015 - 16% (in development area A - 9%).

Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties.  Under Israeli tax law, the results of our foreign consolidated subsidiaries cannot be consolidated for tax

B.           Liquidity and Capital Resources

As of December 31, 2015, we had $3.4 million in cash and cash equivalents, $134,000 in marketable securities and working capital of $(0.4)  million, compared to $4.9 million in cash and cash equivalents, $136,000 in marketable securities and working capital of $1.8 million as of December 31, 2014.  Our marketable securities are pledged to secure future rent payments for the Company's facilities in Israel.  The decrease in our working capital at December 31, 2015 was primarily attributable to the current liabilities incurred and cash paid as part of the Vexigo acquisition.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2013	2014	2015
	(in thousands)
Net cash provided by (used in) operating activities from continuing operations	2,147	(1,482)	818
Net cash used in investing activities	(58)	(37)	(2,789)
Net cash provided by financing activities from continuing operations	90	14	551
Net increase (decrease) in cash and cash equivalents	2,179	(1,505)	(1,420)
Cash and cash equivalents at beginning of period	4,190	6,369	4,864
Cash and cash equivalents at end of period	6,369	4,864	3,444

Net cash provided by operating activities from continuing operations was approximately $818,000 for the year ended December 31, 2015, compared to net cash used in operating activities from continuing operations of $1.5 million for the year ended December 31, 2014.  The increase in cash provided in operating activities in 2015 compared to cash used in operating activities in 2014 is primarily attributable to the expenses and losses that are not cash based such as amortization and impairment of goodwill. The net cash provided by operating activities from continuing operations was approximately $2.1 million for the year ended December 31, 2013. The increase in cash used in operating activities in 2014 compared to cash generated from operating activities in 2013 is primarily attributable to the decrease in our net income, mainly as a result of the loss of Simple Mobile as a customer at the end of 2013, which significantly affected us in 2014.

Net cash used in investing activities was approximately $2.8 million for the year ended December 31, 2015, primarily attributable to the acquisition of Vexigo. Net cash used in investing activities was approximately $37,000 and $58,000 for the years ended December 31, 2014 and December 31, 2013, respectively, primarily attributable to purchase of property and equipment.

Net cash provided by financing activities was approximately $551,000 for the year ended December 31, 2015, attributable to the proceeds from the private placement consummated in May 2015 and proceeds received from employee stock option exercises. Net cash provided by financing activities was approximately $14,000 and approximately $90,000 for the years ended December 31, 2014 and December 31, 2013, respectively. In 2014 and 2013, net cash provided by financing activities was attributable to the proceeds received from employee stock option exercises.

In April 2015, we acquired 100% of the outstanding shares of Vexigo, a privately-held Israeli-based software company supporting video advertising over the internet and mobile devices, which continues to operate as our wholly-owned subsidiary. We paid cash consideration of $3 million at closing. According to the original terms of the Vexigo SPA, we agreed to pay the former Vexigo shareholders two installments of $500,000 each on July 1, 2015 (that was postponed to August 15, 2015) and on October 1, 2015 and to distribute to the former shareholders the net working capital of Vexigo as of the closing of the acquisition. In September 2015, the former shareholders agreed that payment of the two remaining installments would be postponed until January 1, 2016, conditioned on the payment to the former shareholders of $200,000 in September and $100,000 on the 10th day of each of October, November and December 2015, or $500,000 in the aggregate, on account of the pre-closing obligation of Vexigo to pay the previously declared dividend to its shareholders. The Vexigo SPA also provides for earn out payments equal to 45% of the EBITDA from the Vexigo Products Line, over a 5.5 year period from the closing date up to a cap of $16 million.

In February 2016, we renegotiated and extended again the payment schedule for the consideration due to be paid to the former shareholders of Vexigo. The agreed upon extension provides for the payment of $400,000 in February 2016, additional payments of $100,000 on the 10th day of each month commencing in April 2016 and ending in March 2017 ($1.2 million in the aggregate), a payment of $300,000 on May 10, 2017, a payment of $400,000 on July 10, 2017, and the remaining balance, including a final payment of $300,000 and any earn out payment on October 10, 2017.  In addition, in the event that we have a cash balance (not including any draw down from our bank credit line) as of July 10, 2016 or on the 10th day of any succeeding  month in excess of: (i) $3.3 million, we will pay a one-time pre-payment of $300,000 on account of the payments scheduled to be made in 2017; or (ii) if the cash balance is equal to or exceeds $4.0 million, we will pay a one-time pre-payment of the lesser of $900,000 or the remaining balance that is owed to the former Vexigo shareholders. The parties also agreed that if, at any time, our cash balance is lower than $2.5 million, we shall stop all payments until our cash balances return to that level.

The consummation of the Vexigo acquisition significantly decreased our cash reserves. In the event we are not successful in generating sufficient cash from our current operations or from Vexigo’s operations, we may be required to obtain financing from outside sources or reduce our level of expenditure.  Such financing may not be available in the future, or, if available, may not be on terms satisfactory to us.  If adequate funds are not available to us, our business, results of operations and financial condition will be adversely affected.

We were introduced to Vexigo by an independent business consultant. In connection with the execution of the Vexigo acquisition, we agreed to pay the consultant 2% of the consideration paid or issued by us in connection with the Vexigo acquisition. Accordingly, upon closing of the Vexigo acquisition and payment of the consideration, we paid the consultant 2% of the cash consideration, and 2% of the equity consideration (62,302 ordinary shares, representing approximately 0.8% of our outstanding shares following the closing, which was made by the issuance  of a five-year warrant having  a $0 exercise price). We have also undertaken to pay the consultant 2% of any future Earn-out Payments.

In addition, Mr. Lior Salansky, our current chief executive officer who acted as a consultant to our Board of Directors in connection with prospective acquisitions,  received a warrant to acquire 2% of our outstanding ordinary shares (based on the number of shares outstanding prior to the closing of the  Vexigo acquisition), with an exercise price equal to the market price of our ordinary shares at the signing of the Vexigo SPA ($0.96 per share), having a term five years and which may be exercised  on a cashless basis.

Our capital expenditures for the years ended December 31, 2013, 2014 and 2015 were approximately $1.5 million, $1.4 million and $1.9 million, respectively. These expenditures were principally for research and development equipment, office furniture and equipment and leasehold improvements.

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

In general, revenue for transactions that do not involve software customization or services considered essential to the functionality of the software is recognized as follows: (i) software license fees for sales through OEMs are recognized upon receipt of license activity reports; (ii) all other software license fees are recognized upon delivery of the software; (iii) software maintenance renewals and technical support are recognized ratably over the contract term; and (iv) consulting, training and other similar services are recognized as the services are performed.

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

Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered element and is recognized as revenue when all revenue recognition criteria of ASC 985-605 are satisfied. Under the residual method, any discount in the arrangement is allocated to the delivered element. However, as stated above, when sufficient specific objective evidence does not exist for all undelivered elements, revenue is deferred for the entire arrangement until all revenue recognition criteria are met for such undelivered elements.

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

Advertising Revenues - Vexigo specializes in video advertising solutions for online and mobile platforms, engaging multiple ad formats and interactive ad units. Vexigo recognizes revenue when all four revenue recognition criteria have been met: persuasive evidence of an arrangement exists, services are rendered, the fee or price charged is fixed or determinable and collectability is reasonably assured. Revenues for video advertising are recognized based on SAB 104 and ASC 605-45 "Principal Agent Considerations". ASC 605-45 addresses whether a company should recognize revenue based on (a) the gross amount billed to a customer because it has earned revenue from the sale of the goods or services or (b) the net amount retained (that is, the amount billed to a customer less the amount paid to a publisher) because it has earned a commission or fee. The determination of whether revenues should be reported on a gross or net basis is based on an assessment of whether the company is acting as the principal or an agent in the transaction. In determining whether the company acts as the principal or an agent, Vexigo follows the accounting guidance for principal-agent considerations. While none of the factors identified in this guidance is individually considered presumptive or determinative, Vexigo has determined that in certain  transactions, Vexigo is the primary obligor and has a structured inventory risk resulting from the fact that not all purchased ad spaces will be sold. Accordingly, revenue from this activity should be recorded as the gross amount billed to a customer because Vexigo has earned revenue from the sale of the services. On the other hand, in arrangements in which Vexigo is not the primary obligor in the transaction and has no inventory risk, revenues are recognized on the net amount retained.

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

Based on estimates of future taxable profits and losses in the tax jurisdictions that we operate, we determined that a valuation allowance of $8.1 million is required for tax loss carryforwards and other temporary differences as of December 31, 2015.  If these estimates prove inaccurate, a change in the valuation allowance could be required in the future.

Business Combinations. We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management perform significant estimates and assumptions, especially with respect to intangible assets.

Critical estimates in valuing certain intangible assets include but are not limited to future expected cash flows from developed technology; and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Other estimates associated with the accounting for acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed, as more fully discussed in Note 3 of the Financial Statements.

Goodwill. Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, "Intangibles—Goodwill and Other," goodwill is subject to an annual impairment test, or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. All goodwill balances are assigned to our Enterprise and Video Advertising reporting units.

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

We operate in three operating segments, which also comprise our reporting units: Enterprise, Service Providers and Video Advertising. Our goodwill balance is assigned to the Enterprise and Video Advertising reporting units.

In light of the decrease in our share price in NASDAQ Capital Market and the negative changes in the Video Advertising market through the year end, we performed an impairment test as of December 31, 2015. Consequently, we concluded that the carrying value of the Video Advertising reporting unit exceeded its fair value, and therefore, an impairment of goodwill existed and the second step of the goodwill impairment test was required. We did not identify impairment in any of our other reporting units.

As a result from the impairment test to the Video Advertising reporting unit, we recorded an impairment loss in the amount of $6.3 million in 2015.

Critical estimates in valuing our reporting units include but are not limited to future expected cash flows from each reporting unit and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Other intangible assets and long-lived assets.  We are required to assess the impairment of tangible and intangible long-lived assets subject to amortization, under ASC 360 "Property, Plant and Equipment", on a periodic basis and when events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable, but these estimates are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets subject to amortization. During 2013, 2014 and 2015, no impairment losses were identified.

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

Contingent earn-out consideration. The terms of the Vexigo SPA, require us to pay the former Vexigo shareholders Earn-out Payments, equal to 45% of the EBITDA from the Vexigo Products Line for a period of 5.5 years from the closing date of the Vexigo acquisition, subject to certain limitations and up to a cap of $16 million. We performed a valuation study as of December 31, 2015 and as a result, we reduced the contingent earn-out liability by $2.8 million.

Capitalized development costs. We recognize capitalized development costs in accordance with ASC 350-40 "Capitalized Development Costs". Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and we intend to and have sufficient resources to complete development and use or sell the asset. The expenditures capitalized include the  direct labor costs that are directly attributable to preparing the asset for its intended use. Other development expenditure are recognized in profit or loss as incurred. Capitalized development expenditures are measured at cost less accumulated amortization and accumulated impairment losses. As of December 31, 2015, our total capitalized development costs amounted to $411.

 Stock based compensation. We apply ASC 718 "Compensation - Stock compensation," and ASC 505-50 "Equity-Based Payments to Non-Employees," with respect to options and warrants issued to non-employees. ASC 718 requires companies to estimate the fair value of stock-based awards on the date of grant using an option-pricing model, where applicable.  Stock-based compensation expense recognized in our consolidated statements of operations for the three years ended December 31, 2015 include compensation expense for stock-based awards granted based on the grant date fair value estimated in accordance with the provisions of ASC 718.

We recognize these compensation costs net of a forfeiture rate and recognize the compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period for each separately vesting portion of the award, which is the option vesting term of four years.  ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  We estimate the fair value of stock options granted using the Black-Scholes-Merton option pricing model.  Stock-based compensation expense recognized under ASC 718 and ASC 505-50 were approximately $107,000, $69,000 and $117,000 for the years ended December 31, 2013, 2014 and 2015, respectively.

Recently Issued Accounting Standards

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

In November 2015, the FASB issued ASU No. 2015-17, "Income Taxes – Balance Sheet Classification of Deferred Taxes” ("ASU 2015-17"). The purpose of the standard is to simplify the presentation of deferred taxes on a classified balance sheet.  Under current GAAP, deferred income tax assets and liabilities are separated into current and noncurrent amounts in the balance sheet.  The amendments in ASU 2015-17 require that all deferred tax assets and liabilities be classified as noncurrent in the balance sheet.  ASU 2015-17 is effective for interim and annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Companies can adopt the guidance either prospectively or retrospectively. The adoption of ASU 2015-17 is not expected to have a material effect on our consolidated financial statements.

C.            Research and Development

Our product development plans are market-driven and address the major, fast-moving trends that are influencing the telecommunications industry.  We intend to expand upon our existing family of TEM solutions by adding new features and functions to address evolving market needs.

Our research and development staff is evaluating approaches to solutions that will permit an information technology manager to effectively measure the quality of the services received from their service providers and to ensure that the users within the organization received such services according to their needs and the overall policy and priorities of the organization.

We work closely with our customers and prospective customers to determine their requirements and design enhancements and develop new releases to meet their needs.  Research and development activities take place in our facilities in Israel.  We employed 22 persons in research and development as of December 31, 2015, as compared to 10 persons in research and development as of December 31, 2014 and 12 persons as of December 31, 2013.

We have committed substantial financial resources to research and development for our TEM, billing and Video Advertising solution activities.  Among our various development plans, our roadmap includes the integration of our TEM products with our other complementary TEM products within the next few years as well as investing in our M2M/IoT and  mobile money/MVNE solutions. In addition, we are investing in advertising technology that incorporates Big Data analytics into Vexigo’s cutting-edge Real-Time Bidding (RTB) optimization technology.  Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials and direct labor costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognized in profit or loss as incurred. Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses. During 2013, 2014 and 2015, our research and development expenditures were $1.4 million, $1.4 million and $1.8 million, respectively.  Research and development expenses are presented net of capitalized expenses in the amount of $411,000 for the year ended December 31, 2015 compared to zero capitalized expenses for the years ended December 31, 2014 and 2013. In the past, we received funding from the OCS for selected research and development projects.  Vexigo maintains an ongoing program of research and development designated to expand its existing solutions and develop new solutions that will offer (i) better customization and personalization capabilities to its video platform; (ii) further monetization tools; and (iii) better features and capabilities to its Visualizr solution. Vexigo invests a significant amount of its resources in research and development as we believes that superior technology is key to maintaining a leading market position.

Under the terms of research and development grants that we have received from the OCS, we are required to pay royalties on the revenues derived from products incorporating know-how developed with such grants and ancillary services in connection therewith, up to 100% to 150% of the dollar-linked value of the total grants, plus interest.  We are required to pay royalties at a rate of 3%-5%.  The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.  Since June 1997, we have paid the OCS royalties on all call accounting product sales at the applicable rates at the time of payment.  See Item 10E. “Additional Information - Taxation - Grants under the Law for the Encouragement of Industrial Research and Development, 1984.”  As of December 31, 2015, we had a contingent obligation to pay royalties to the OCS in the amount of approximately $8.6 million plus interest at a rate equal to the 12 month LIBOR rate for grants received after January 1999.

Our quality management system has been ISO 9001:2000 certified since the beginning of 2006, and prior thereto was ISO 9001:1994 certified.

D.            Trend Information

As a result of a less predictable business environment and the decline in worldwide sales of PBX systems, we are unable to provide any guidance as to current sales and profitability trends for our TEM and Billing solutions. We expect that our results will continue to be impacted by a shift to telecom services and increased cost of services and selling and marketing expenditures which are associated with such services. Vexigo’s future operating results may fluctuate due to a variety of factors, many of which are beyond Vexigo’s control. Because Vexigo’s business is changing and evolving rapidly, its historical operating results may not be useful in predicting its future operating results. In addition, because Vexigo generally does not have long-term contracts, it is be difficult to predict future revenue stream, the related cost of revenues and operating results trend.

E.            Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.            Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2015 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(U.S. dollars in thousands)
Operating lease obligations	359	217	132	10	-
Accrued severance pay*	798	--	--	--	798
Total	1,157	217	132	10	798
__________
* See Item 6D. “Directors, Senior Management and Employees - Employees.”

ITEM 6.                   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position with the Company
Haim Mer	68	Chairman of the Board of Directors
Lior Salansky	51	Chief Executive Officer
Alon Mualem	49	Chief Financial Officer
Koby Ram	41	Vexigo CEO
Josef Brikman	58	President, North America Operations
Nir Flatau	46	Executive Vice President, Business Development
Roger Challen	70	Director
Tzvika Friedman	54	Director
Adi Orzel	44	Director
Steven J. Glusband	69	Director
Yaacov Goldman (1) (2)	60	Director
Eytan Barak (1) (2)	71	Outside Director
Varda Trivaks (1) (2)	59	Outside Director
__________________
(1) Member of our audit committee
(2) Member of our compensation committee

Messrs. Mer, Challen, Glusband, Goldman, Friedman and Orzel will serve as directors until our 2016 Annual General Meeting of Shareholders.  All of such persons were elected to serve as directors by our shareholders at our 2015 Annual General Meeting of Shareholders.  We expect that Mr. Barak and Ms. Trivaks will serve as outside directors pursuant to the provisions of the Israeli Companies Law at least for their third three-year terms until December 2016 and August 2017, respectively.

Haim Mer has served as the Chairman of our Board of Directors and a director since our inception in December 1995. Mr. Mer has served as the Chairman of the Board of Directors of C. Mer Industries Ltd., a publicly traded company, since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005. Mr. Mer holds a B.Sc. degree in Computer Sciences and Mathematics from the Technion - Israel Institute of Technology.

Lior Salansky has served as our Chief Executive Officer since January 2015. Mr. Salansky served as a director of our company from April 2008 until January 2014 and as our President from February 2008 until June 2010.  In 1991, Mr. Salansky founded MIND C.T.I. Ltd. (NASDAQ: MNDO), a global provider of real-time, product-based mediation, billing and customer care solutions for voice, data, video and content services, where he served until February 2000 in a number of positions, including Co-Chief Executive Officer, Vice President of Business Development and Research and Development Manager and also served as a director from its inception until 2004.  Mr. Salansky holds a B.Sc. degree in Computer Science from the Technion - Israel Institute of Technology and an M.B.A. degree from Tel Aviv University.

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

Koby Ram founded Vexigo and served as its Chief Executive Officer since its incorporation in 2010. During the years 2008 to 2010, Mr. Ram was working on various projects. He served as Vice President of business development for Civcom from 2006 to 2008, a fiber optic company. Previously, from 2000 to 2006 Mr. Ram was the co-founder and vice president of business development at Anywhere Technologies Ltd., a location based services platform. Mr. Ram holds a B.Sc. degree in computer science and mathematics from the University of Beer Sheva.

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

Nir Flatau has served as our Executive Vice President, Business Development since November 2014. Before joining us, Mr. Flatau held various senior executive positions with a number of high-tech companies. He served as Vice President Marketing and Business Development of the telecom division of the MER Group from April 2013 until November 2014 and Vice President Marketing and Business Development of Comverse Ltd. from March 2011 until April 2013.  From February 2008 until March 2011, he served as Senior Account Director for Pontis Ltd. and previously served as Vice President EMEA Marketing, Sales and Business Development for Clarizen Ltd. Mr. Flatau obtained his B.A. degree in Computer and Political Science from the Tel Aviv University.

Roger Challen has served as a director since April 1, 2009. Mr. Challen co-founded The Info Group, Inc. (formerly AnchorPoint, Inc.), a company that developed and provided licensed software and managed services of telecommunications expense management solutions. Mr. Challen is an accomplished entrepreneur with a proven track record of founding, managing and developing companies in the software, telecommunications and information services fields. Mr. Challen has founded or co-founded and been an active executive of several privately held companies in the software and IT services market. Mr. Challen is currently a director of The Info Group, Inc., Image Data, Inc. and Data Distributors, Inc., all of which are private companies. Mr. Challen began his career with IBM Corporation, in Waltham, Massachusetts, where he served as a systems engineer and then as a marketing representative. During his tenure with IBM, Mr. Challen won several awards for outstanding technical and sales achievements. Mr. Challen holds a B.A. in Economics and Mathematics from Yale University.

Tzvika Friedman has served as a director since April 1, 2015. Mr. Friedman is an active investor and coach for companies in the area of on-line advertising, social recommendation, smart acquiring solutions, messaging, homeland security, home networking, Smart meeting application, mobile networks optimization and Algo-Trading. Mr. Friedman served as Alvarion Ltd.’s Chief Executive Officer and President from 2005 through December 2009 and was a member of Alvarion’s board of directors from July 2005 through August 2008. Mr. Friedman joined Floware Wireless Systems Ltd. in October 2000 as its President and Chief Operating Officer and served in this capacity in Alvarion since its merger with Floware. From 1998 to 2000, Mr. Friedman served as Corporate Vice President and General Manager of the DCME division at ECI Telecom Ltd. From 1992 to 1996, Mr. Friedman served as Vice President Marketing and Sales of ECI Telecom’s SDH division. Mr. Friedman holds a B.S. and M.S. in Electrical Engineering, summa cum laude, from the Tel Aviv University, and graduated with distinction with an M.S. from the Sloan Program of Management of the London Business School.

Adi Orzel has served as a director since April 1, 2015 and as the Chairman of the Board of Vexigo since April 2012. Mr. Orzel is also the co-founder & CEO of Warlock Analytics Ltd. Prior to that he was the CEO of Way Better Ltd. Mr. Orzel is a co-founder of Matomy Media Group (MTMY.L), a global performance media company, and served as the CEO of its display division (Matomy Media) from 2006 to 2012 and as the CEO of the performance division (Matomy Market) from October 2010 to March 2012. In 2005-2006 Mr. Orzel served as VP Business Development for Soho Digital International and from 2003-2005 Mr. Orzel was the Executive Director of Advertising at 888.com (888.L). Mr. Orzel holds a B.A., cum laude, in Economics from the Tel Aviv University.

Steven J. Glusband has served as a director since August 1, 1996. Mr. Glusband has been a partner with Carter Ledyard & Milburn LLP, our U.S. counsel, since March 1987. Mr. Glusband holds a B.B.A. degree from the City College of the City University of New York, a J.D. degree from Fordham University School of Law and an L.L.M. degree from the New York University School of Law.

Yaacov Goldman has served as a director since May 2004 and is a member of our audit committee and compensation committee. Mr. Goldman provides consulting services to companies in strategic-financial areas, through his wholly owned company, Maanit-Goldman Management & Investments (2002) Ltd. Mr. Goldman also serves as a director of Golden House Ltd., Collect Biomed Ltd., Isrotel Ltd., Meitav Dash Investments Ltd., Medi Power (Overseas) Public Co. Limited, IceCure Medical Ltd., Proteologics Ltd. and Renewable Resources Ltd. and its affiliated companies. Until March 2012, Mr. Goldman served as a director of Elron Electronic Industries Ltd. and Negev Ceramics Ltd. Until July 2010, Mr. Goldman served as a director of Bank Leumi Le'Israel Ltd. and until June 2009 as Chairman of ITGI Medical Ltd. Mr. Goldman served as the Professional Secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel from October 2004 until September 2008. Commencing in 1981, Mr. Goldman worked for Kesselman & Kesselman (Israeli member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of such firm. From September 2000 until November 2001, Mr. Goldman served as managing director of Argoquest Holdings, LLC. From March 2002 until October 2002, Mr. Goldman acted as a consultant to a private equity initiative with Poalim Capital Markets & Investments Ltd. Mr. Goldman holds a B.A. degree in Economics and Accounting from Tel Aviv University and is a Certified Public Accountant (Israel).

Eytan Barak has served as an outside director since August 2007 and is the chairman of our audit committee and a member of our compensation committee. Mr. Barak was joint owner and chief executive officer of Dovrat - Barak, Investments in Advanced Technologies Ltd., which provided financial resources and management assistance to start-up companies. Mr. Barak also served as a member of the board of directors, audit committee and investment committee of Eltek Ltd., Spectronix Ltd., Menorah-Mivtachim Mutual Funds Ltd. and Yuval Education Ltd. Mr. Barak serves as a member of the board of directors, audit committee and investment committee of various Israeli companies, including Meshulam Levinstein Construction and Engineering Ltd., Tel-Aviv National Sport Center Ltd. and Ben-Gurion University Sport Center. From 1973 to 1997, Mr. Barak was with Israel Corporation, initially serving as its corporate controller and thereafter as its chief financial officer, and also served as chairman or member of the board of directors of some of its subsidiaries. From 1967 until 1973, Mr. Barak was associated with Kesselman & Kesselman, the Israeli member firm of PricewaterhouseCoopers International Limited. Mr. Barak is a member of The Olympic Committee of Israel and of the Ben-Gurion University Board of Governors. Mr. Barak holds a B.A. degree in accounting from Tel Aviv University and has been a certified public accountant (Israel) since 1971.

Varda Trivaks has served as an outside director since August 2008 and is the chairwoman of our compensation committee and a member of our audit committee. Ms. Trivaks serves as the Managing Director and is one of the two founding partners of Mimtar Business Consulting, established in 2001. In that position, Ms. Trivaks acts as an advisor to companies on investments, mergers, spin-offs, valuation, control, budgeting, with a special focus on advising global companies and management of companies during times of restructuring and recovery. Ms. Trivaks serves as a member of the audit committee, board of directors and financial committee of Halamish - Municipal Government Company for housing and neighborhood renewal in Tel Aviv Jaffa Ltd. and E. Schnapp & Co. Works Ltd and previously served as a member of the board of directors and audit, balance sheet and compensation committees of Ginegar Plastic Products Ltd. From 1998 to 2004, Ms. Trivaks was a member of the Israel Accounting Institute’s communications committee for Capital Markets and Insurance. From 1998 to 2001, Ms. Trivaks was a partner with the accounting and consulting firm, BDO, and served as the managing director of one of its subsidiaries. Ms. Trivaks is a Certified Public Accountant (Israel) since 1987 and holds a B.A. degree in Economics and Accounting from Tel Aviv University and a Master of Science in Management from Boston University.

B.           Compensation

The aggregate compensation paid and share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2015 was $1.3 million. This amount includes approximately $128,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of December 31, 2015, options to purchase 354,145 ordinary shares granted to our current directors and executive officers were outstanding under our equity incentive plans at a weighted average exercise price of $1.54 per share.

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement to disclose information concerning the amount and type of compensation paid to our chief executive officer, chief financial officer and the three other most highly compensated executive officers. Nevertheless, a recent amendment to the regulations promulgated under the Israeli Companies Law requires us to disclose the annual compensation of our five most highly compensated officers (or all the named executive officers if there are less than five) on an individual basis, rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas. Under the Israeli Companies Law regulations, this disclosure is required to be included in the notice of our annual meeting of shareholders each year or in a public document that accompanies such notice, which we furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K. The Israeli Companies Law regulations permit us to refer to a report filed pursuant to the laws of the country in which our shares are listed for trading that includes the required information in lieu of its inclusion in the notice of annual meeting. Because of that disclosure requirement under Israeli law, we are including such information in this annual report, pursuant to the disclosure requirements of Form 20-F.

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2015. All amounts reported in the table reflect the cost to the company, as recognized in our financial statements for the year ended December 31, 2015.

Name and Position	Salary & Social Benefits (1)	Bonus	Share-Based Payment (2)	Other Compensation (3)	Total
	(U.S. Dollars) (4)
Lior Salansky, Chief Executive Officer (5)	283,778	-	101,265	-	385,043
Alon Mualem, Chief Financial Officer	191,272	-	12,051	18,326	221,649
Josef Brikman, President, North America Operations (6)	212,755	-	2,429	-	215,184
Nir Flatau, Executive Vice President, Business Development	153,404	-	9,210	14,708	177,322
Kobi Ram, Chief Executive Officer of Vexigo (7)	122,089		21,817		143,907
_________
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

(2)
Represents the equity-based compensation expenses recorded in the company’s consolidated financial statements for the year ended December 31, 2015 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation.

(3)	Represents the other benefits to such officer, which includes car expenses, including lease costs, gas and maintenance, provided to the officers.

(4)
Translated (i) from NIS into U.S. dollars at the rate of NIS 3.88 = $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2015.

(5)
Share-based compensation of Mr. Salansky includes only expenses for options granted to him in his capacity of Chief Executive Officer, and excludes expenses related to warrants issued to him in connection with the Vexigo acquisition based on his consulting agreement.

(6)	Mr. Josef Brikman devotes 80% of his time to our company.

(7)	Represents compensation of Mr. Koby Ram since the acquisition of Vexigo on April 1, 2015.

In 2015, we paid each of Messrs. Challen and Glusband an annual fee of approximately $8,400 and a per meeting attendance fee of $300.

In 2015, Messrs. Friedman and Goldman, and our outside directors Messrs. Barak and Trivaks, received a quarterly fee of NIS 7,625 (approximately $1,960) and a per meeting attendance fee of NIS 1,700 (approximately $440).

Vexigo pays Mr. Orzel a monthly fee of $4,000 plus VAT in consideration for his services to Vexigo as Chairman of the Vexigo Board.

As of December 31, 2015, our executive officers, Mr. Lior Salansky, Mr. Alon Mualem, Mr. Josef Brikman, Mr. Kobi Ram (Vexigo’s CEO) and Mr. Nir Flatau, held options to purchase an aggregate of 354,145 ordinary shares with exercise prices ranging from $0.90 to $2.26 per share and a vesting period of four years commencing on the respective grant dates of the options, except for 80,000 options granted to Mr. Salansky that vest in four equal quarterly installments commencing their grant date. Of such options, options to purchase 112,500 ordinary shares will expire in August 2016, options to purchase 21,645 ordinary shares will expire in November 2016, options to purchase 40,000 ordinary shares will expire in May 2018, options to purchase 40,000 ordinary shares will expire in January 2020 and options to purchase 140,000 ordinary shares will expire in April 2020.  Such options were granted under our 2003 Israeli Share Option Plan and 2006 Stock Option Plan. In 2015, 28,355 options were exercised.

For more information, see Item 6E., “Directors, Senior Management and Employees – Share Ownership – Stock Option Plans.”

C.           Board Practices

Election of Directors

Our Articles of Association provide for a Board of Directors consisting of up to twelve members or such other number as may be determined from time to time at a general meeting of shareholders.  Our Board of Directors is currently composed of eight directors.

Pursuant to our articles of association, all of our directors (except the outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected.  The Board of Directors, may, at any time from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number.  All the members of our Board of Directors (except the outside directors whose re-election is governed by specific terms of the Israeli Companies Law) may be re-elected upon completion of their term of office.  All of our current directors (except our outside directors) were elected by our shareholders at our annual general meeting of shareholders held in October 2015.

We do not follow the requirements of the NASDAQ Stock Market Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our directors are recommended by our board of directors for election by our shareholders.  See below in this Item 16G. “Corporate Governance.”

Outside and Independent Directors

Outside Directors.  Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public and are held by the public are required to appoint at least two outside directors.  The Israeli Companies Law provides that a person may not be appointed as an outside director if the person is a relative of the controlling shareholder of the company, or if the person, the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, the controlling shareholder of the company or its relative, or any entity controlling, controlled by or under common control with the company.  The term “relative” means a spouse, sibling, parent, grandparent, child or child, sibling or parent of a spouse or spouse of any of the foregoing.  The term affiliation includes:

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

An outside director may be re-elected to serve for additional three-year terms in one of the two following methods: (i) the board of directors proposed the nomination of the outside director for an additional term and her or his appointment is approved by the shareholders in the manner required to appoint outside directors for an initial term as set forth above, or (ii) in the event a shareholder holding 1% or more of the voting rights nominates the outside director for an additional term or if the outside director nominated her or himself for an additional term, the nomination is required to be approved by a majority of the votes cast by the shareholders of the company; provided that: (x)  the votes of controlling shareholders, the votes of shareholders who have a personal interest in the approval of the appointment of the outside director, other than a personal interest that is not as a result of such shareholder’s connections to the controlling shareholder, and abstaining votes are excluded from the counting of votes and (y) the aggregate votes cast by shareholders in favor of the nomination that are counted for purposes of calculating the majority exceed 2% of the voting rights in the company. The outside director nominated by shareholders may not be a related or competing shareholder or a relative of such shareholder at the date of appointment and may not have an affiliation to a related or competing shareholder at the date of appointment or for the two year period prior to the appointment. A “related or competing shareholder” is defined by the Israeli Companies Law as the shareholder that proposed the nomination or a significant shareholder (a shareholder holding five percent or more of the outstanding shares of a company or of the voting rights in a company), provided that at the date of appointment of the outside director such shareholder, its controlling shareholder or a corporation controlled by either of them, have business connections with the company or are competitors of the company. The term “affiliation” is defined as set forth above.

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

Our Board of Directors has determined that our outside directors, Mr. Eytan Barak and Ms. Varda Trivaks, both qualify as independent directors under the rules of the SEC and NASDAQ.  Our Board of Directors has further determined that Mr. Yaacov Goldman qualifies as an independent director under the requirements of the SEC, NASDAQ and the Israeli Companies Law.

Audit Committee

Our audit committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Exchange Act, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company and proposing to the board of directors ways to correct such defects, and such other duties as may be directed by our board of directors.  The Israeli Companies Law provides that the roles of an audit committee are: (i) monitoring deficiencies in the business management of a company, including by consulting with the internal auditor or independent accountants and suggesting methods of correction of such deficiencies to the board of directors, (ii) determining whether or not certain related party actions and transactions and actions taken by office holders that  are “material actions” or “extraordinary transactions” in connection with their approval procedures as more fully described above, (iii) determining in connection with transactions with the controlling shareholder or with a third party in which the controlling shareholder has a personal interest (event if they are not extraordinary transactions) and in connection with transactions with the controlling shareholder or its relative, directly or indirectly, for the receipt of services or in connection with terms of employment or service, a duty to conduct a competitive process, supervised by the audit committee or anyone else appointed by the audit committee and based on criteria determined by the audit committee, or to determine that other procedures determined by the audit committee will be conducted, prior to execution of such transactions, all based on the type of the transaction (the audit committee is permitted to determine criteria for this matter once a year in advance), (iv) determining whether to approve actions and transactions that require audit committee approval under the Israeli Companies Law, (v) determining the method of approval of non-negligible transactions (i.e. transactions of a company with a controlling shareholder or with a third party in which the controlling shareholder has a personal interest that the audit committee determined are not extraordinary but are non-negligible), including to determine types of such transactions that will require the approval of the audit committee (the audit committee is permitted to determine a classification of transactions as non-negligible based on criteria determined once a year in advance), (vi) in a company in which the work plan of the internal auditor is approved by the board – examining the work plan before it is submitted to the board and suggesting revisions, (vii) assessing the company’s internal audit system and the performance of its internal auditor and whether the internal auditor has the resources and tools required for the performance of its role, taking into account, among others, the special needs and size of the company, (viii) examining the scope of work and compensation of the company’s independent auditor and (ix) setting procedures in connection with the method of dealing with complaints of employees regarding defects in the management of the company’s business and with the protection provided to such employees.   Under Israeli law an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and it otherwise meets the composition requirements of the Israeli law.

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

In accordance with the Israeli Companies Law, our compensation committee must consist of no less than three members, including all of our outside directors (who must constitute a majority of its members of the committee), and that the remainder of the members of the compensation committee be directors whose terms of service and employment were determined pursuant to the applicable regulations.  Similar  restrictions to the restrictions on the actions and membership in the audit committee, as discussed above under “Audit Committee”, are imposed on the compensation committee, with respect to, among other things, the requirement that an outside director serve as the chairman of the committee and the list of persons who may not serve on the committee.  We have established a compensation committee that is currently composed of our outside directors, Ms. Varda Trivaks, and Mr. Eytan Barak, and Mr. Yaacov Goldman. In February 2016, the Israeli Companies Law was amended to provide that an audit committee that meets the criteria for the composition of a compensation committee, such as our Audit Committee, can also act as the compensation committee.

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

Our compensation policy is intended to assist our company to achieve its goals and its work plans with a long term view and to ensure that:

•	The interests of the directors and officers of our company will be as close as possible and in the closest possible conformity to the interests of our shareholders.

•	We will be able to recruit and retain senior managers who have the ability to lead our company to business success and to confront the challenges we face.

•	Our directors and officers will be motivated to achieve a high level of business performance without taking unreasonable risks;

•
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

Our Compensation Committee and Board of Directors approved an updated version of our compensation policy at their meetings held on January 11, 2015 and January 18, 2015. Our shareholders approved this updated compensation policy on April 1, 2015.

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

Our Articles of Association allow us to insure, indemnify and exempt our office holders, to the fullest extent permitted by the provisions of the Israeli Companies Law.  We maintain a directors’ and officers’ liability insurance policy with a per claim and aggregate coverage limit of $5.00 million, including legal costs incurred in Israel.  We have provided several of our directors and officers a letter of indemnification for liabilities or expenses incurred as a result of their acts in their capacity as directors and officers of our company, in an aggregate amount not to exceed $3 million.

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

D.           Employees

On December 31, 2015, we and our consolidated subsidiaries employed 82 persons, of which 22 persons were employed in research and development, 26 in professional services and technical support, 14 in sales and marketing and 20 in operations and administration.  As of December 31, 2015, 47 of our employees were located in Israel, 33 of our employees were located in the United States and 2 of our employees were located in Hong Kong.

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

Cost of living adjustment of employees’ wages is determined on a nationwide basis and is legally binding, if and when applied.  Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is similar to the United States Social Security Administration and additional sums towards compulsory health insurance.  In 2015, payments to the National Insurance Institute amounted to approximately 15% of wages, of which approximately two-thirds was contributed by employees with the balance contributed by the employer.

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

E.           Share Ownership

The following table sets forth certain information as of March 24, 2016 regarding the beneficial ownership of our ordinary shares by each of our directors and all of our executive officers and directors as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Haim Mer and Dora Mer	1,303,426	(3)	16.2%
Roger Challen	992,708	(4)	12.3%
Tzvika Friedman	539,940	(5)	6.7%
Adi Orzel	170,124		2.1%
Steven J. Glusband	3,000		*
Yaacov Goldman	--		--
Eytan Barak	--		--
Varda Trivaks	--		--
All directors and executive officers as a group (13 persons)	3,925,998	(6)	46.8%
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

(2)	The percentages shown are based on 8,043,380 ordinary shares (excluding 5,400 ordinary shares held as treasury stock) issued and outstanding as of March 24, 2016.

(3)
Based upon a Schedule 13D/A filed with the SEC on June 15, 2015 and other information available to us.  Mr. Haim Mer and his wife, Mrs. Dora Mer, are the record holders of 425,382 ordinary shares and the beneficial owners of 872,226 ordinary shares through their controlling interest in Mer Ofekim Ltd., 5,770 ordinary shares through their controlling interest in Mer Services Ltd. and 48 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(4)
Based upon a Schedule 13D filed with the SEC on September 6, 2012 and other information available to us. The ordinary shares are held of record by the Info Group, Inc., a Massachusetts corporation controlled by Mr. Roger Challen.  Accordingly, Mr. Roger Challen may be deemed to have the sole voting and dispositive power as to the ordinary shares held of record by The Info Group, Inc.

(5)	Based upon a Schedule 13D filed with the SEC on April 15, 2015.

(6)
Includes 352,598 ordinary shares subject to warrants and options granted under our 2003 Israeli Share Option Plan and 2006 Option Plan and that are all currently exercisable or exercisable within 60 days of the date of this table.

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

During 2015, 296,000 options were granted under the 2003 Plan and 28,355 options were exercised. At December 31, 2015, options to purchase 418,645 ordinary shares were outstanding under the 2003 Plan, exercisable at an average exercise price of $1.56 per share.

2006 Stock Option Plan

In June 2006, we adopted our 2006 Stock Option Plan, or the 2006 Plan, under which up to 200,000 ordinary shares may be issued (subject to standard adjustments) to employees, officers and non-employee directors of ours and our affiliates.  Ordinary shares as to which an option granted under the 2006 Plan has not been exercised at the time of its expiration, cancellation or forfeiture may again be subject to new awards under the 2006 Plan.  At our 2011 annual general meeting, our shareholders approved an amendment to our 2006 Stock Option Plan to provide for the issuance thereunder of an additional 200,000 ordinary shares and to increase the total number of ordinary shares with respect to which options may be granted thereunder to any eligible employee during any 12 month period to 150,000 (instead of 50,000 according to the original 2006 Plan) ordinary shares, subject to adjustment as provided in the 2006 Plan. At our 2013 annual general meeting, our shareholders approved an amendment to our 2006 Stock Option Plan to provide for the issuance thereunder of an additional 150,000 ordinary shares, such that we will be entitled to issue options to purchase up to 550,000 ordinary shares under the 2006 Plan.

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

During 2015, no options were granted under the 2006 Plan and no options were exercised.  At December 31, 2015, options to purchase 149,500 ordinary shares were outstanding under the 2006 Plan, exercisable at an average exercise price of $1.52 per share.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth certain information as of March 24, 2016 regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares(2)
Haim Mer and Dora Mer	1,303,426	(3)	16.2%
Roger Challen	992,708	(4)	12.3%
Tzvika Friedman	539,940	(5)	6.7%
David Sussan	539,940	(6)	6.7%
Kobi Ram	451,055	(7)	5.6%
Amit Reshef	448,555	(8)	5.6%
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

(2)	The percentages shown are based on 8,043,380 ordinary shares (excluding 5,400 ordinary shares held as treasury stock) issued and outstanding as of March 24, 2016.

(3)
Based upon a Schedule 13D/A filed with the SEC on June 15, 2015 and other information available to us.  Mr. Haim Mer and his wife, Mrs. Dora Mer, are the record holders of 425,382 ordinary shares and the beneficial owners of 872,226 ordinary shares through their controlling interest in Mer Ofekim Ltd., 5,770 ordinary shares through their controlling interest in Mer Services Ltd. and 48 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(4)
Based upon a Schedule 13D filed with the SEC on September 6, 2012 and other information available to us. The ordinary shares are held of record by the Info Group, Inc., a Massachusetts corporation controlled by Mr. Roger Challen.  Accordingly, Mr. Roger Challen may be deemed to have the sole voting and dispositive power as to the ordinary shares held of record by The Info Group, Inc.

(5)	Based upon a Schedule 13D filed with the SEC on April 15, 2015.

(6)	Based upon a Schedule 13G filed with the SEC on April 30, 2015.

(7)
Based upon a Schedule 13G filed with the SEC on April 23, 2015 and other information available to us. Includes options exercisable into 15,000 ordinary shares currently exercisable or exercisable within 60 days of the date of this table.

(8)
Based upon a Schedule 13G filed with the SEC on April 30, 2015 and other information available to us. Includes options exercisable into 12,500 ordinary shares currently exercisable or exercisable within 60 days of the date of this table.

Significant Changes in the Ownership of Major Shareholders

In April 2015, we issued 3,115,090 ordinary shares in connection with the acquisition of Vexigo. This issuance had the effect of diluting the holdings of the existing shareholders and introduced four new major shareholders, key employees of Vexigo (Messrs. Friedman, Sussan, Ram and Reshef). As a result of the Vexigo transaction Messrs. Friedman, Sussan, Ram and Reshef acquired 539, 940 (6.7%), 539, 940 (6.7%), 451,055 (5.6%) and 451,055 (5.6%) of our ordinary shares, respectively.

Mr. Haim Mer purchased 102,272 of our ordinary shares pursuant to a share purchase agreement on May 11, 2015, among him, our company and other purchasers. The aggregate purchase price for such 102,272 ordinary shares was $225,000, or $2.20 per share. During 2015, Mr. Mer purchased 88,500 ordinary shares in the open market. The combined effect of these purchases during 2015 increased Haim Mer’s and Dora Mer’s holdings to 1,303,426 ordinary shares, while decreasing their ownership interest from 23.8% to 16.2%.

 Mr. Challen’s holdings were diluted from 21.2% to 12.3%.during 2015 because of the various issuances of ordinary shares by our company.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 25, 2016, there were 126 holders of record of our ordinary shares, of which 61 record holders holding approximately 41.5% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 28.6% of our outstanding ordinary shares as of such date).

B.           Related Party Transactions

C. Mer is a publicly traded company in which Mr. Haim Mer, our chairman of the Board, is a member of the controlling group. Mr. Mer has been the chairman of the board of directors of C. Mer since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005.  Presently, the only service provided to us by C. Mer is our participation in its umbrella liability insurance coverage.  We believe that the terms under which C. Mer provides such participation to us is on a basis no less favorable than could be obtained from an unaffiliated third party.  In 2012, we engaged with Mer Telecom Ltd., a subsidiary of C. Mer, in a deployment of a Mobile Financial Services (MFS) solution for a customer in Africa in a revenue share model with a minimum total value of $460,000 over a three year period. The transaction was approved by our board of directors and we completed its deployment in 2013 and received the setup fee of $100,000. As of December 31, 2015, the solution was implemented, but the customer has not as yet activated the solution. In 2014 we engaged with Athena Ltd., a subsidiary of C. Mer, in a deployment of a Mobile Financial Services (MFS) solution for a customer in Africa for an aggregate amount of $65,000. The transaction was approved by our board of directors and as of December 31, 2015, the solution was completed and delivered, and we recognized the revenues in connection with this transaction.

Beginning January 1, 2009 and as part of the acquisition of certain assets and liabilities of the telecommunications expense management solutions business of AnchorPoint (now known as The Info Group Inc.), or the AnchorPoint Acquisition, Mr. Roger Challen, the controlling shareholder and chief executive officer of AnchorPoint, was employed by us at an annual salary of $77,760.  We terminated such employment relationship effective as of June 30, 2011, and instead, our shareholders authorized his provision of consultancy services to us at a monthly cost of $2,000. As we did not enter into a consulting agreement with Mr. Challen, nor were consulting fees paid, our audit committee, Board of Directors and shareholders approved the payment of fees to him effective from January 1, 2012 and for the duration of his service as a non-employee director.  The fees are equivalent to the fees we pay to some of our other non-employee directors for their service in such capacity (an annual fee of $8,400 and a per meeting attendance fee of $300).  Mr. Challen also receives reimbursement of travel related expenses in connection with his attendance of Board of Directors’ meetings, pursuant to guidelines for reimbursement of director travel related expenses approved by our Audit Committee and Board of Directors.  In addition, in connection with the AnchorPoint Acquisition, we received certain services from Data Distributors, Inc., a company controlled by Mr. Challen.  These services include reimbursement for shared expenses, development and IT services, other administrative services and rental related fees.  Expenses recognized with respect to the above mentioned services were approximately $0, $30 and $9 for the year ended December 31, 2013, 2014 and 2015, respectively. We also rent an office from Mr. Challen in Powder Springs, Georgia, where we occupy approximately 4,800 square feet of space under a month-to-month lease, for a monthly rental fee of approximately $4,700. Mr. Challen is the controlling shareholder of the Info Group Inc., which is the beneficial owner of 12.3% of our ordinary shares.

On March 25, 2009, our Audit Committee and Board of Directors approved a transaction with Mer & Co. (1982) Ltd., or Mer & Co., a subsidiary of C. Mer that is an approved supplier of the Israeli Defense Forces.  According to the terms of the transaction, we sell our products to Mer & Co., which then represents us and resells our products to the Israeli Defense Forces.  For these services, we agreed to pay Mer & Co. 5% of the amounts we receive from the Israeli Defense Forces for our products; however, as of December 31, 2015, the fee was immaterial and Mer & Co. has provided such services without charge.

Mr. Lior Salansky, our current chief executive officer, acted as a consultant to our Board of Directors prior to his assuming his position as chief executive officer in connection with prospective acquisitions. Under a consulting agreement entered into on May 18, 2014, he received a warrant based on a cashless exercise mechanism to acquire 2% of our outstanding ordinary shares on a pre-closing basis (93,453 ordinary shares based on the number of shares outstanding prior to the closing) with an exercise price equal to the market price of our ordinary shares at the signing of the relevant agreement (i.e., $0.96 per share) valid for a period of five years.

We issued to Messrs. Haim Mer, Lior Salansky and Adi Orzel 102,272, 102,272 and 22,727 ordinary shares, respectively, pursuant to a share purchase agreement on May 11, 2015, among our company and these purchasers. The aggregate purchase price for such 227,721 ordinary shares was $500,000, all of which amounts were paid by the officers from their personal funds.

For a description of the rescheduling of  payments due to officers who were former shareholders of Vexigo, pursuant to the Vexigo SPA, see Item 3D. “Key Information - Risk Factors” and Item 5B. “Operating and Financial Review and Prospects -- Liquidity and Capital Resources.”

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8.                   FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Financial Statements

See the consolidated financial statements, including the notes thereto included in Item 18.

Export Sales

See Note 14 of our consolidated financial statements.

Legal Proceedings

During August 2007, our now inactive Brazilian subsidiary, TABS Brazil Ltda., was ordered by the Labor Law Court in Brazil to pay approximately 167,000 Brazilian Reals (approximately $43,000) to one of its former employees.  Such amount bears interest at a rate of 1% per month from the date that the claim was filed. We recorded a provision in our financial statements for the amount deemed probable.

We are a party to various other claims that arise in the ordinary course of business.  Accordingly, we have recorded a provision of approximately $106,000 in respect of such claims in accordance with ASC 450, “Contingencies,” based on the opinion of our management and legal advisors. There were no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on our financial position or profitability.

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

According to the Israeli Companies Law, a company may generally distribute dividends only out of its profits (as such term is defined in the Israeli Companies Law), provided that there is no reasonable concern that payment of the dividend will prevent the company from satisfying all its current and foreseeable obligations, as they become due.  Notwithstanding the foregoing, dividends may be paid with the approval of a court, at the company’s request, provided that there is no reasonable concern that payment of the dividend will prevent the company from satisfying its current and foreseeable obligations, as they become due.  In the event cash dividends are declared, such dividends will be paid in NIS.

B.	Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2015.

ITEM 9.                   THE OFFER AND LISTING

A.           Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

Year	High	Low
2015	$3.20	$0.75
2014	$2.67	$0.98
2013	$5.11	$1.55
2012	$3.99	$1.37
2011	$2.14	$1.15

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

	High	Low
2014
First Quarter	$2.63	$1.74
Second Quarter	$2.11	$1.49
Third Quarter	$1.99	$1.21
Fourth Quarter	$1.63	$0.99

2015
First Quarter	$2.30	$0.75
Second Quarter	$3.10	$1.50
Third Quarter	$3.20	$1.14
Fourth Quarter	$1.45	$0.75

2016
First Quarter (through March 23)	$1.16	$0.69

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

Month	High	Low
October 2015	$1.45	$1.21
November 2015	$1.40	$0.75
December 2015	$0.96	$0.79
January 2016	$0.90	$0.72
February 2016	$0.80	$0.71
March 2016 (through March 23)	$1.16	$0.69

B.            Plan of Distribution

Not applicable.

C.            Markets

Our ordinary shares are listed on the NASDAQ Capital Market (symbol: MTSL).

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

Purposes and Objects of the Company

We are a public company registered under the Israeli Companies Law as MER Telemanagement Solutions Ltd., registration number 520042904. Our objects and purposes, as provided by our Articles of Association, are to carry on any lawful activity.

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

Rights Attached to Shares

Our authorized share capital consists of 20,000,000 ordinary shares of a nominal value of NIS 0.01 each.  All outstanding ordinary shares are validly issued, fully paid and non-assessable.

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

The Israeli Companies Law provides for appraisal rights in the event a full tender offer is accepted if the shareholder files a request with the court within six months following the consummation of a full tender offer. The acquirer may provide in the tender offer documents that any shareholder that accepted the offer and tendered his shares will not be entitled to appraisal rights.

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

Disclosure of Shareholders Ownership

The Israeli Securities Law and regulations promulgated thereunder do not require shareholders of a company whose shares are publicly traded solely on a stock exchange outside of Israel, as in the case of our company, to disclose their share ownership.

Changes in Our Capital

Changes in our capital are subject to the approval of the shareholders at a general meeting by a special majority of 75% of the votes of shareholders participating and voting in the general meeting.

C.            Material Contracts

In April 2015, we entered into the Vexigo SPA, and certain terms were re-negotiated in September 2015 and February 2016. See  Item 3D. “Key Information - Risk Factors” and Item 5B. “Operating and Financial Review and Prospects -- Liquidity and Capital Resources.”

We issued to Messrs. Haim Mer, Lior Salansky and Adi Orzel 102,272, 102,272 and 22,727 ordinary shares, respectively, pursuant to a share purchase agreement dated May 11, 2015. The aggregate purchase price for such 227,721 ordinary shares was $500,000, all of which funds were received at the closing.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” at their taxable income.  The Israeli corporate tax rate was 25% in 2012 and remained 25% in 2013. The corporate tax rate has been increased to 26.5% in 2014. On January 5, 2016 the Israeli Parliament passed an amendment to the Israeli Income Tax Ordinance, by which, inter alia, the corporate tax rate would be decreased to a rate of 25% as from 2016.

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

Tax benefits under the 2011 Amendment that became effective on January 1, 2011:

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such terms are defined in the Investment Law) as of January 1, 2011.  A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity or (ii) a limited partnership that (a) was registered under the Israeli Partnerships Ordinance and (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income attributed to its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%.  Such corporate tax rate was reduced to 12.5% and 7%, respectively, in 2013 and was increased to 16% and 9%, respectively, in 2014 and thereafter.  Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone.

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits under the Investment Law.  These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions; (ii) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, that had participated in an alternative benefits program, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met ; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.  As of December 31, 2014, our Israeli subsidiaries had not filed a request to apply the new benefits under the 2011 Amendment.

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

In the past, we received funding from the Office of the Chief Scientist for selected research and development projects.  We did not apply for or receive any research and development grants from the Office of the Chief Scientist during the three years ended December 31, 2015.  See Item 5C. “Operating and Financial Review and Prospects - Research and Development” for additional details on the grants that we have received and our contingent liability to the Office of the Chief Scientist.

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

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty.

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

Dividends paid from income derived from attributable to an Approved Enterprise and Privileged Enterprise are subject to tax, which is withheld at the source, at the rate of 15% or 20%.  However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability to this tax rate.

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

As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%.  Additionally, if such shareholder is considered a “material shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 26.5%.  Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2014, in which case the applicable tax rate is 26.5% and, commencing January 1, 2016, was set at 25%.   However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (which shares may be subject to a different tax arrangement).

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

Subject to complex limitations, some of which vary depending upon the U.S. Holder’s circumstances, any Israeli withholding tax imposed on dividends paid with respect to our ordinary shares will be a foreign source income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income.  Dividends generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate (see discussion below). A U.S. Holder may be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on our ordinary shares if such U.S. Holder fails to satisfy certain minimum holding period requirements or to the extent such holder’s position in ordinary shares is hedged. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at the lower long-term capital gain rates (currently at 20%). Distributions taxable as dividends paid on our ordinary shares should qualify for a reduced rate provided that either: (i) we are entitled to benefits under the Treaty or (ii) our ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that our ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that our ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied, nor does it apply to dividends received from a PFIC (see discussion below) or in respect of certain risk-reduction transactions or in certain other situations. The legislation enacting the reduced tax rate on qualified dividend income contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of our ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Disposition of Ordinary Shares

If you sell or otherwise dispose of our ordinary shares, you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amounts realized on the sale or other disposition and your adjusted tax basis in our ordinary shares, in each case determined in U.S. dollars. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate (currently at 20%). In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

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

Passive Foreign Investment Companies

If we were to be classified as a PFIC, in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could otherwise derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.  We will be considered a PFIC, for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. Included in the calculation of our income and assets is our proportionate share of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, by value. If we were determined to be a PFIC for U.S. federal income tax purposes, unfavorable and highly complex rules would apply to U.S. Holders owning ordinary shares directly or indirectly. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

We believe that we were not a PFIC in 2015 and do not expect to become a PFIC in future years. In determining the average quarterly value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to the sum of the aggregate value of our outstanding shares (our “market capitalization”) plus our liabilities.  We intend to take the position that the excess of our market capitalization plus liabilities over the book value of our assets may generally be treated as non-passive assets to the extent of our non-passive activities.  Accordingly, if we are not now a PFIC, we may become a PFIC if our market capitalization were to decrease significantly while we still hold substantial cash.

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

U.S. citizens and individuals taxable as resident aliens of the United States that own “specified foreign financial assets” with an aggregate value in a taxable year in excess of certain thresholds (as determined under rules in Treasury regulations) and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets”. Under Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. A U.S. Holder is urged to consult his tax adviser regarding its reporting obligation.

Any U.S. Holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional U.S. information reporting requirements.

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

I.              Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exposure to Market Risks

We may be exposed to a variety of risks, including changes in interest rates affecting primarily interest received on short-term deposits and foreign currency fluctuations.  In 2015, our principal market risk was our exposure to currency exchange fluctuations.  We attempt to limit our exposure to currency exchange rate risk by using various hedging techniques, including forward and option contracts.  However, we cannot eliminate the effects of currency fluctuations altogether.  Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.

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

As of December 31, 2015, we had outstanding call and put option contracts in the amount of $1.7 million.  These contracts are for periods of up to ten months.  Our accumulated other comprehensive income as of such date does not include any unrealized gain on the call and put option contracts.  In 2015, we entered into forward, call and put option contracts, in the amount of $4.2 million that converted a portion of our floating currency liabilities to a fixed rate basis, thus reducing the impact of the currency changes on our cash flows.  The purpose of our foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. Changes in the fair value of put option contracts are reflected in our consolidated statements of operations as financial income or expense. In 2015, we recorded financial expenses of approximately $7,000 with respect to the above transactions in our consolidated statements of operations.

We have operations in several countries in connection with the sale of our products.  A substantial portion of our sales and expenditures are denominated in dollars.  We have mitigated, and expect to continue to mitigate, a portion of our foreign currency exposure through salaries, marketing and support operations in which all costs are local currency based.  As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the Euro and NIS).  A hypothetical 10% movement in foreign currency rates (primarily the Euro and NIS) against the dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in 2015 sales revenues of approximately $150,000 and on the other hand a decrease or increase in 2015 expenses of approximately $410,000.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERSAND USE OF PROCEEDS

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO - 2013 framework) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2015, our internal control over financial reporting was effective. Our management has excluded Vexigo from its assessment of internal control over financial reporting as of December 31, 2015 because it was first acquired by us during 2015.  Total net assets and net income of Vexigo, which were consolidated in our financial statements included elsewhere in this annual report, represent approximately $469,000 and $411,000, respectively, of the related consolidated financial statement amounts as of, and for the year ended, December 31, 2015.

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

	Year Ended December 31,
Services Rendered	2014	2015
Audit (1)	$84,006	$123,000
Audit Related	$0	$0
Tax	$0	$12,000
Other Services (2)	$35,000	$3,000
______________
(1)
Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit and reviews of our interim financial results, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	Other services relate to due diligence services provided with respect to Vexigo transaction.

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

•
The requirement to obtain shareholder approval for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  Under Israeli law and practice, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans and private placements.  Under Israeli regulations, Israeli companies whose shares have been publicly offered only outside of Israel or are listed for trade only on an exchange outside of Israel, such as our company, are exempt from the Israeli law requirement to obtain shareholder approval for private placements of a 20% or more interest in the company.  For the approvals and procedures required under Israeli law and practice for an issuance that will result in a change of control of the company and acquisitions of the stock or assets of another company, see Item 6C. “Directors, Senior Management and Employee - Board Practices - Approval of Related Party Transactions Under Israeli Law-Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders” and Item 10B. “Additional Information -- Memorandum and Articles of Association - Provisions Restricting Change in Control of Our Company.”

ITEM 16H.           MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.              FINANCIAL STATEMENTS

No applicable.

ITEM 18.              FINANCIAL STATEMENTS

Consolidated Financial Statements

Index to Consolidated Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 -F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Comprehensive Income	F-6
Consolidated Statements of Changes in Shareholders’ Equity	F-7 - F-8
Consolidated Statements of Cash Flows	F-9 - F-10
Notes to Consolidated Financial Statements	F-11 - F-45

ITEM 19.              EXHIBITS

Exhibit	Description
1.1	Memorandum of Association of the Registrant(1)
1.2	Articles of Association of the Registrant(1)
2.1	Specimen of Ordinary Share Certificate (2)
4.1	2003 Israeli Share Option Plan (3)
4.2	2006 Stock Option Plan (4)
4.3	Share Purchase Agreement by and among the Registrant, Vexigo Ltd., FPSV Holdings Ltd. and the shareholders of Vexigo Ltd. and of FPSV Holdings Ltd., dated as of February 3, 2015 (5)
4.4	Purchase Agreement by and among the Registrant and Messrs. Haim Mer, Lior Salansky and Adi Orzel, dated as of May 11, 2015 (6)
4.5	Payment Rescheduling Letter Agreement by and among the Registrant, FPSV, Vexigo and the former Vexigo shareholders, dated as of February 18, 2016

8.1	List of Subsidiaries of the Registrant
11.1	Code of Ethics (4)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Label Linkbase Document
101.PRE*	XBRL Taxonomy Presentation Linkbase Document
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

(1)	Filed as an exhibit to the Registrant’s Form 20-F for the fiscal year ended December 31, 2014, and incorporated herein by reference.

(2)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-1, registration number 333-05814, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(3)	Filed as Exhibit B to Item IV of Exhibit 99.1 of the Registrant’s Report on Form 6-K for the month of July 2013 submitted on July 2, 2013, and incorporated herein by reference.

(4)	Filed as Appendix B to Item 1 of the Registrant’s Report on Form 6-K for the month of June 2006 submitted on June 23, 2006, and incorporated herein by reference.

(5)	Filed as Exhibit A to Item I of Exhibit 99.2 of the Registrant’s Report on Form 6-K for the month of February 2015 submitted on February 18, 2015, and incorporated herein by reference.

(6)	Filed as Exhibit 99.1 to the Registrant’s Report on Form 6-K for the month of May 2015 submitted on May 27, 2015, and incorporated herein by reference.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MER TELEMANAGEMENT SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of Mer Telemanagement Solutions Ltd. ("the Company") and its subsidiaries as of December 31, 2014 and 2015, and the related consolidated statements of operations, statements of comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2014 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 28, 2016	A Member of Ernst & Young Global

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2014	2015

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,864	$3,444
Restricted cash	648	231
Marketable securities (Note 4)	136	134
Trade receivables (net of allowance for doubtful accounts of $ 49 at December 31, 2014 and 2015)	579	4,485
Deferred tax asset (Note 11)	-	40
Other accounts receivable and prepaid expenses (Note 5)	75	103

Total current assets	6,302	8,437

LONG-TERM ASSETS:
Severance pay fund	604	668

PROPERTY AND EQUIPMENT, NET (Note 6)	118	160

OTHER ASSETS:
Intangible assets, net (Note 7)	389	4,461
Goodwill (Note 8)	3,479	8,298

Total other assets	3,868	12,759

Total assets	$10,892	$22,024

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2014	2015

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$254	$3,297
Accrued expenses and other liabilities (Note 9)	2,252	3,505
Deferred tax liability (Note 11)	-	142
Deferred revenues	1,706	1,826
Liabilities of discontinued operations (Note 1b)	282	105

Total current liabilities	4,494	8,875

LONG-TERM LIABILITIES:
Liabilities related to Vexigo acquisition (Note 3)	-	5,624
Accrued severance pay	712	798
Deferred tax liability (Note 11)	54	578

Total long-term liabilities	766	7,000

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

SHAREHOLDERS' EQUITY (Note 13):
Share capital -
Ordinary shares of NIS 0.01 par value - Authorized: 12,000,000 shares at December 31, 2014 and 2015; Issued: 4,678,064 and 8,048,780 shares at December 31, 2014 and 2015, respectively; Outstanding: 4,672,664 and 8,043,380 shares at December 31, 2014 and 2015, respectively	13	21
Additional paid-in capital	20,400	25,648
Treasury shares (5,400 Ordinary shares at December 31, 2014 and 2015)	(29)	(29)
Accumulated other comprehensive loss	(8)	(8)
Accumulated deficit	(14,744)	(19,483)

Total shareholders' equity	5,632	6,149

Total liabilities and shareholders' equity	$10,892	$22,024

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2013	2014	2015
Revenues (Note 2.l)
Telecom services	$10,396	$5,674	$6,018
Telecom product sales	2,076	1,392	1,677
Video advertising, net	-	-	7,017

Total revenues	12,472	7,066	14,712

Cost of revenues
Telecom services	3,254	2,384	3,049
Telecom product sales	770	509	624
Video advertising	-	-	4,741

Total cost of revenues	4,024	2,893	8,414

Gross profit	8,448	4,173	6,298

Operating expenses
Research and development	1,389	1,387	1,805
Selling and marketing	2,164	1,868	2,225
General and administrative	3,188	2,459	3,459
Goodwill impairment, net of change in contingent earn-out considerations	-	-	3,514

Total operating expenses	6,741	5,714	11,003

Operating income (loss)	1,707	(1,541)	(4,705)

Financial income (expense), net	61	(95)	(17)

Income (loss) before taxes on income	1,768	(1,636)	(4,722)

Taxes on income, net (Note 11)	435	54	194

Net income (loss) from continuing operations	1,333	(1,690)	(4,916)

Income from discontinued operations	73	80	177

Net income (loss)	$1,406	$(1,610)	$(4,739)

Net earnings (loss) per share:
Basic and diluted net earnings (loss) per ordinary share from continuing operations	$0.28	$(0.36)	$(0.68)
Basic and diluted net earnings per ordinary share from discontinued operations	0.02	0.02	0.02

Basic and diluted net income (loss) per share	$0.30	$(0.34)	$(0.66)
Weighted average number of Ordinary shares used in computing basic net earnings (loss) per share	4,659,230	4,670,964	7,174,991
Weighted average number of Ordinary shares used in computing diluted net earnings (loss) per share	4,720,966	4,670,964	7,174,991

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015

Net income (loss)	$1,406	$(1,610)	$(4,739)

Other comprehensive income (loss):
Change in foreign currency translation adjustments	(29)	21	-

Available-for-sale investments:
Change in net unrealized gains (loss)	18	(23)	*) -

Other comprehensive income (loss)	(11)	(2)	-

Comprehensive income (loss)	$1,395	$(1,612)	$(4,739)

*)        Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except stock and per stock data)

			Additional		Accumulated other		Total
	Share capital		paid-in	Treasury	comprehensive	Accumulated	shareholders'
	Number	Amount	capital	shares	income (loss)	deficit	equity

Balance as of January 1, 2013	4,620,307	$13	$20,120	$(29)	$5	$(14,540)	$5,569

Stock-based compensation related to options issued to employees	-	-	93	-	-	-	93
Stock-based compensation related to options issued to non-employees	-	-	14	-	-	-	14
Exercise of stock options	45,250	*) -	90	-	-	-	90
Other comprehensive income (loss):
Unrealized gains of available-for-sale marketable securities, net	-	-	-	-	18	-	18
Foreign currency translation adjustments	-	-	-	-	(29)	-	(29)
Net income	-	-	-	-	-	1,406	1,406

Balance as of December 31, 2013	4,665,589	13	20,317	(29)	(6)	(13,134)	7,161

Stock-based compensation related to options issued to employees	-	-	84	-	-	-	84
Stock-based compensation related to options issued to non-employees	-	-	(15)	-	-	-	(15)
Exercise of stock options	7,078	*) -	14	-	-	-	14
Other comprehensive income (loss):
Unrealized gains of available-for-sale marketable securities, net	-	-	-	-	(23)	-	(23)
Foreign currency translation adjustments	-	-	-	-	21	-	21
Net income	-	-	-	-	-	(1,610)	(1,610)

Balance as of December 31, 2014	4,672,664	$13	$20,400	$(29)	$(8)	$(14,744)	$5,632

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except stock and per stock data)

			Additional		Accumulated other		Total
	Share capital		paid-in	Treasury	comprehensive	Accumulated	shareholders'
	Number	Amount	capital	shares	income (loss)	deficit	equity
Cont.

Balance as of January 1, 2015	4,672,664	$13	$20,400	$(29)	$(8)	$(14,744)	$5,632

Issuance of shares related to Vexigo acquisition	3,115,090	8	4,507				4,515
Stock-based compensation related to options issued to employees	-	-	170	-	-	-	170
May 2015 share purchase agreement	227,271	-	500	-	-	-	500
Contribution from shareholders with regards to payment deferral agreement with former shareholders of Vexigo	-	-	20	-	-	-	20
Exercise of share options	28,355	*) -	51	-	-	-	51
Other comprehensive income (loss):
Unrealized gain of available-for-sale marketable securities, net	-	-	-	-	*) -	-	*) -
Net loss	-	-	-	-	-	(4,739)	(4,739)

Balance as of December 31, 2015	8,043,380	$21	$25,648	$(29)	$(8)	$(19,483)	$6,149

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015
Cash flows from operating activities

Net income (loss)	$1,406	$(1,610)	$(4,739)
Income from discontinued operations	73	80	177

Net income (loss) from continuing operations	1,333	(1,690)	(4,916)

Adjustments required to reconcile net income (loss) from continuing operations to net cash provided by (used in) operating activities:

(Loss) gain on sale of available-for-sale marketable securities	(1)	(10)	8
Depreciation and amortization	316	284	868
Impairment of goodwill	-	-	6,288
Change in deferred tax, net	400	25	41
Employees and non-employees stock-based compensation and contribution from shareholders	107	69	190
Decrease in accrued severance pay, net	(10)	(24)	(16)
Decrease in trade receivables, net	123	364	387
Decrease in other accounts receivable and prepaid expenses	33	72	43
Decrease in trade payables	(25)	-	1,676
Increase (decrease) in accrued expenses and other liabilities	(222)	73	(1,514)
Change in payment obligation related to acquisition	-	-	(2,774)
Increase (decrease) in deferred revenues	118	(60)	120
Decrease (increase) in restricted cash	(25)	(585)	417

Net cash provided by (used in) operating activities from continuing operations	2,147	(1,482)	818

Cash flows from investing activities

Purchase of property and equipment	(62)	(41)	(108)
Cash paid in connection with acquisition of Vexigo Ltd., net of cash acquired (a)	-	-	(2,264)
Capitalization of software development costs	-	-	(411)
Investment in available-for-sale marketable securities	(80)	(153)	(104)
Proceeds from sale of available-for-sale marketable securities	84	157	98

Net cash used in investing activities	(58)	(37)	(2,789)

The reclassified notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015
Cash flows from financing activities

Issuance of shares	-	-	500
Exercise of stock options	90	14	51

Net cash used in financing activities	90	14	551

Increase (decrease) in cash and cash equivalents	2,179	(1,505)	(1,420)
Cash and cash equivalents at the beginning of the year	4,190	6,369	4,864

Cash and cash equivalents at the end of the year	$6,369	$4,864	$3,444

Supplemental disclosure of cash flows activities

Cash paid during the year for income taxes	$274	$16	$7

In conjunction with the acquisition of Vexigo, the fair values of assets acquired and liabilities assumed at the date of acquisition were as follows (for further information refer to Note 3 - Business Combination)

Total assets, net of cash	$4,691
Total liabilities	(4,512)
Technology	4,433
Deferred tax liability	(709)
Goodwill	11,107
Issuance of shares	(4,369)
Payment obligations in connection with acquisition	(1,845)
Contingent earn-out considerations, net	(6,532)

Total cash paid during the year	$2,264

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-       GENERAL

a.
Mer Telemanagement Solutions Ltd. (the "Company" or "MTS") was incorporated on December 27, 1995. MTS and its subsidiaries (the "Group") is a worldwide provider of telecom expense management (“TEM”), mobile virtual network enabler (“MVNE”), mobile money solutions and online video advertising solutions and services.

The Company's wholly-owned subsidiaries in the United States and Hong Kong, namely, MTS IntegraTRAK Inc. and MTS Asia Ltd., respectively, act as marketing and customer service organizations in those countries.

On April 1, 2015, the Company acquired 100% of the outstanding shares of Vexigo Ltd. ("Vexigo"), a privately-held Israeli-based software company supporting video advertising over the internet and mobile devices (for further information refer to Note 3 - Business Combination). Vexigo is a global provider of online video advertising software and services delivering compelling results through a propriety in-house technology and an easy-to-use and very effective publishing platform specifically designed for content publishers. The online video advertising is provided through Vexigo, which has proprietary in-house technology solution specifically designed for content publishers. The Vexigo solution for online and mobile platforms supports multiple ad formats and interactive ad units.

The Company's shares are listed for trade on the NASDAQ Capital Market under the symbol "MTSL".

b.
In March 2009, the Company discontinued the operations of TABS Brazil Ltda. its wholly owned subsidiary in Brazil. Such subsidiary's results of operations were classified as discontinued operations in the statement of operations.

The summarized results of operations for TABS Brazil Ltda. for the years ended December 31, 2013, 2014 and 2015, are as follows:

	Year ended December 31,
	2013	2014	2015

Net income from discontinued operations	$73	$80	$177

Basic and diluted net income per Ordinary share from discontinued operations	$0.02	$0.02	$0.02

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-       GENERAL (Cont.)

c.
The Company has incurred an accumulated deficit of approximately $19,483 since inception. As of December 31, 2015, the Company’s total shareholders’ equity amounted to $6,149. During the year ended December 31, 2015, the Company incurred operating loss of $4,705 and cash flows provided by operating activities amounting to $818.

As of December 31, 2015, the Company had $3,578 in cash and cash equivalents and short-term marketable securities, out of which $134 held by the Company is pledged to secure future rent payments for the Company's facilities in Israel.

As stated above, the Company acquired 100% of the outstanding shares of Vexigo in consideration of the payment of $3,000 at closing and two payments of $500 each that were to be paid three months and six months following the closing date. The agreement further provides for earn-out payments of up to $16,000 over a 5.5 years period from the closing date, based on the earnings of the Vexigo product line.

On May 11, 2015, the Company issued to its shareholders an aggregate of 227,271, Ordinary Shares, pursuant to a share purchase agreement. The aggregate purchase price for such 227,271 Ordinary Shares was $500 all of which amounts were paid.

In September 2015, the former shareholders agreed that payment of the two remaining installments related to the acquisition proceeds, in the total amount of $1,000 would be postponed until January 1, 2016. Total net shareholder's contribution is $20.

Subsequent to the balance sheet date, the Company renegotiated and extended $2,600 of payments due to Vexigo’s former shareholders. The new payment schedule end in October 2017. As part of this arrangement, the parties also agreed that if, at any time, Company's cash balance will be lower than $2,500, than the Company will stop payments until its cash balances return to that level. For further information refer to Note 14 Subsequent Event.

The Company believes that its cash on hand as of December 31, 2015 and cash flow from operations in 2016 will be sufficient to meet its working capital and capital expenditure requirements for at least the following 12 months. In the event the Company is not successful in generating sufficient cash from its current operations, the Company may be required to obtain financing from outside sources or reduce its level of expenditures.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

a.	Use of estimates

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

b.	Financial statements in United States dollars

The majority of the revenues of the Group are generated in or linked to the U.S. dollar ("Dollar"). In addition, a substantial portion of the Group's costs are incurred in Dollars. The Company's management believes that the Dollar is the currency of the primary economic environment in which the Company and certain of its subsidiaries operate. Therefore, the functional and reporting currency of the Company and certain of its subsidiaries is the Dollar.

Transactions and balances denominated in U.S. dollars are presented at their original amounts. Monetary accounts maintained in currencies other than the U.S. dollar are re-measured into U.S. dollars in accordance with ASC 830-10, "Foreign Currency Matters". All transactions gains and losses of the re-measurement of monetary balance sheets items are reflected in the consolidated statements of comprehensive loss as financial income or expenses, as appropriate.

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

c.	Principles of consolidation

The consolidated financial statements include the accounts of the Group. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Cash equivalents

Cash equivalents are short-term unrestricted highly liquid investments that are readily convertible to cash with original maturities of three months or less from time to deposit.

e.	Restricted cash

Restricted cash is a deposit account which is held by the Company on behalf of Company's customers. The Company accrued expenses in that such amount.

f.	Marketable securities

The Company accounts for investments in debt and equity securities in accordance with ASC 320, "Debt and Equity Securities" ("ASC 320"). Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such determinations at each balance sheet date. The Company classifies all of its securities as available for sale carried at fair market value. Fair value is determined based on observable market value quotes. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported in "accumulated other comprehensive income (loss)" in shareholders' equity. Realized gains and losses on sales of investments, are included in earnings and are derived using the specific identification method for determining the cost of securities (see also Note 4). Interest and dividends on securities are included in financial income (expense), net.

The Company periodically reviews its marketable securities for impairment. If the Company concludes that any of these investments are impaired, the Company determines whether such impairment is "other-than-temporary" as defined under ASC 320-10-35.

The Company accounts for investments in marketable securities in accordance with, ASC 320 "Recognition and Presentation of Other-Than-Temporary Impairments" that changed the impairment and presentation model for debt securities.

Under the amended impairment model, other-than-temporary impairment loss is recognized in earnings if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it still needs to evaluate expected cash flows to be received and determines if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings. During 2014 and 2015 no other-than-temporary impairments were recorded. For further information refer to Note 4 - Marketable Securities.

The marketable securities held by the Company are pledged to secure future rent payments for the Company's facilities in Israel.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual depreciation rates:

%
Computers and peripheral equipment	33
Office furniture and equipment	3 - 20 (mainly 7)
Leasehold improvements	Over the shorter of the lease term or useful economic life

h.	Impairment of long-lived assets

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2014 and 2015, no impairment losses were identified.

i.	Goodwill

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
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company operates in three operating segments, which also comprise its reporting units: Enterprise, Service Providers and Video Advertising. The Company’s goodwill balance is assigned to the Enterprise and Video Advertising reporting units. The Company  performs an annual impairment test of its reporting units as of September 30 of each year, or more frequently if impairment indicators are present. Fair value of the reporting units is determined using discounted cash flows. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting units.

Based on the impairment analysis the Company did not identify any impairment losses for the goodwill assigned to the Enterprise reporting unit.

In light of the decrease in the Company’s share price in NASDAQ Capital Market and negative changes in the Video Advertising market, through year end, the Company performed an impairment test as of December 31, 2015. As for the goodwill assigned to the Video Advertising business unit, the Company concluded that the carrying value of the reporting unit exceeded its fair value, and therefore, an impairment of goodwill existed and the second step of the goodwill impairment test was required.

In accordance with ASC350 if goodwill and another asset (or asset group) of a reporting unit are tested for impairment at the same time, the other asset (or asset group) shall be tested for impairment before goodwill. If the asset group was impaired, the impairment loss would be recognized prior to goodwill being tested for impairment. As stated above, no impairment losses that related to other long-lived assets was identified. The goodwill assigned to the Video Advertising business unit fair value was estimated to be $4,819. As the goodwill balance as of December 31, 2015 was $11,107, an impairment in amount of $6,288 was recorded. For further information refer to Note 8 - Goodwill.

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
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's intangible assets were all acquired in connection with historical acquisitions, including the Vexigo acquisition in 2015 and amortized mostly over 5.5 years. For further information refer to Note 3 - Business Combination. During 2014 and 2015, no impairment losses were identified. For further information refer to Note 7 - Intangible Assets.

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

Severance expense for the years ended December 31, 2014 and 2015 amounted to approximately $106 and $88, respectively.

l.	Revenue recognition:

The Company generates revenues from three major sources: telecom services, telecom product sales and video advertising.

Telecom services and product sales

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

Video advertising

The Company, through its Vexigo subsidiary, allows advertisers to improve their business results by promoting marketing campaigns online via performance-based models and provides them with access and exposure to a variety of media companies, other networks and general websites. Vexigo's innovative optimization technology also enables affiliates to fully monetize their media inventory. Vexigo's customers obtain access to the Company's technology which enables advertisers to improve their business results by optimization of marketing campaign targeting. Also, the Company enables partnerships between affiliates and advertisers. Revenue generally derived from charges to advertisers based on Cost per Mille ("CPM"). Advertisers are charged monthly based on the number of times a user clicks on ads. The Company recognizes revenue from advertisement at that time when all four mentioned revenue recognition criteria have been met.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Revenues for video advertising are recognized based on SAB 104 and ASC 605-45 "Principal Agent Considerations". ASC 605-45 addresses whether a company should recognize revenue based on (a) the gross amount billed to a customer because it has earned revenue from the sale of the goods or services or (b) the net amount retained (that is, the amount billed to a customer less the amount paid to a publishers) because it has earned a commission or fee. The determination of whether revenues should be reported on a gross or net basis is based on an assessment of whether the company is acting as the principal or an agent in the transaction. In determining whether the company acts as the principal or an agent, the Company follows the accounting guidance for principal-agent considerations. While none of the factors identified in this guidance is individually considered presumptive or determinative, the Company has determined that in certain transactions, it is the primary obligor and has a structured inventory risk resulting from the fact that not all purchased ad spaces will be sold.

Accordingly, revenue from this activity recorded as the gross amount billed to a customer. On the other hand, in arrangements that Vexigo is not the primary obligor in the transaction and has no inventory risk, revenues are recognized on the net amount retained.

m.	Research and development expenses:

Research and development costs are charged to the consolidated statements of operation, as incurred. Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the statement of operation when incurred.

n.	Capitalized development costs:

Capitalized development costs are recognized in accordance with ASC 350-40 "Capitalized Development Costs". Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of direct labor costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognized in profit or loss as incurred. Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses. As of December 31, 2015, the Company’s total capitalized development costs amounted to $411.

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

p.	Accounting for share-based compensation (“ASC 718”):

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
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.
Company shares held by MTS as treasury shares are recognized at cost, and as a deduction from equity. Any gain or loss arising from a purchase, sale, issuance or cancellation of treasury shares is recognized directly in equity.

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair-value method for its stock-option compensation awards and values restricted stock units based on the market value of the underlying shares at the date of grant. The Company estimates the fair value of stock options granted with the following weighted average assumptions for 2014 and 2015:

	Year ended December 31,
Stock options	2014	2015

Expected volatility (1)	85.2%	81.57%-85.95%
Risk-free interest (2)	0.93%	1.08%-1.09%
Dividend yield (3)	0%	0%
Expected life (years) (4)	3.75	3.75

(1)	The computation of expected volatility is based on realized historical share price volatility of the Company's stock.

(2)	The risk-free interest rate is based on the yield from U.S. Treasury Bonds with an equivalent term;

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

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, restricted cash, marketable securities, trade receivables, other accounts receivable, trade payables, long term contingent earn-out liability and accrued liabilities approximate their fair value, due to their short-term maturity of such instruments.

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

The marketable securities fair value, based on quoted market prices, classified within level 1 (Refer to Note 4). The derivatives instruments are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. The long term contingent earn-out consideration, based on future earnings of the Vexigo product line, classified within level 3 (Refer to Note 3).

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

The Company's customers are located mainly in the United States (see Note 14). The Company performs ongoing credit evaluations of its customers. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

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

t.	Basic and diluted net earnings (loss) per share:

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

Basic net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. No options have been included in the calculation of the diluted net earnings per Ordinary share due to the Company loss during 2015.

u.	Derivatives instruments:

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

During 2013, 2014 and 2015, the Company entered into forward, call and put option contracts in the aggregate notional amounts of $2,400, $3,350 and $4,200, respectively, which converted a portion of its floating currency liabilities to a fixed rate basis, thus reducing the impact of exchange rate fluctuations on the Company's cash flow. In 2013, 2014 and 2015, the revaluation income (expenses) from these contracts with respect to the above transactions were $65, $(79) and $(7), respectively, and are presented in the statements of operations as financial income (expense), net. As of December 31, 2015, the Company had outstanding call and put option contracts in the amount of $ 1,700.

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

w.	Impact of recently issued accounting standards

1.
In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which amends the existing accounting standards for revenue recognition. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. As such, the updated standard will be effective for us in the first quarter of 2018 with the option to adopt it in the first quarter of 2017. The Company is still evaluating the effect that the updated standard will have on the Company's consolidated financial statements and related disclosures.

2.
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
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.
In November 2015, the FASB issued ASU No. 2015-17, "Income Taxes – Balance Sheet Classification of Deferred Taxes” ("ASU 2015-17"). The purpose of the standard is to simplify the presentation of deferred taxes on a classified balance sheet.  Under current GAAP, deferred income tax assets and liabilities are separated into current and noncurrent amounts in the balance sheet.  The amendments in ASU 2015-17 require that all deferred tax assets and liabilities be classified as noncurrent in the balance sheet.  ASU 2015-17 is effective for interim and annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Companies can adopt the guidance either prospectively or retrospectively. The Company does not expect the adoption of ASU 2015-17 to have a material impact on its consolidated financial statements or presentation. The Company is currently in the process of evaluating the impact of the adoption of ASU 2015-17 on its consolidated financial statements.

NOTE 3:-       BUSINESS COMBINATION

Acquisition of Vexigo Ltd.

On April 1, 2015 ("Closing Date") the Company completed the acquisition of 100% of the shares of Vexigo Ltd. ("Vexigo") as defined in the share purchase agreement ("SPA") for the transaction. Vexigo was a privately-held Israeli-based software company supporting video advertising over the internet and mobile devices. The financial results of Vexigo are included in the consolidated financial statements from the Closing Date. The total consideration consisted of:

•
Cash consideration of $4,000, to be paid in three instalments as follows: (a) at Closing Date $3,000 and, (b) two additional instalments of $500 each, three and six months following the Closing Date. Such payments were further extended as described below.

•	3,115,090 ordinary shares of the Company issued at Closing having a total value of $ 4,368, which considered the market restrictions on these shares.

•
A milestones-based contingent cash payment based on Vexigo's product line EBITDA post acquisition, of up to $16,000 payable over 5.5 years. The fair value of the contingent consideration amounted to approximately $6,532, net of termination fees. At Closing Date the Company recorded a related liability.

•	The SPA assumed zero working capital and included customary net working capital adjustments to the purchase price as defined in the SPA.

In addition, the Company incurred acquisition related costs of $424, which are included in general and administrative expenses for the year ended December 31, 2015. Acquisition related costs include legal, accounting fees and other costs directly related to the acquisition.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-       BUSINESS COMBINATION (Cont.)

In addition to the above, the company undertake to pay a pre-closing declared dividend, out of which, during 2015, the Company paid $554 on account of the pre-closing obligation of Vexigo to pay the previously declared dividend to its shareholders.

Subsequent to the balance sheet date, the Company reached an agreement to extend the payment schedule for the consideration due to be paid to the former shareholders of Vexigo, including amounts due on account of the pre-closing obligation of Vexigo to pay the previously declared dividend to its shareholders. For further information refer to Note 15 - Subsequent Event.

Under business combination accounting the total purchase price was allocated to Vexigo's net tangible and intangible assets based on their estimated fair values as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill.

Closing Date

Total assets	$204
Total liabilities	(148)
Technology	4,433
Goodwill	11,107
Deferred tax liability	(709)

Total consideration	$14,887

Intangible asset

In performing the purchase price allocation, the Company considered, among other factors, analysis of historical financial performance, highest and best use of the acquired assets and estimates of future performance of Vexigo's products. The fair value of video advertising technology in amount of $4,433 (useful life 5.5 years) was based on a valuation, performed by the Company's management with the assistance of third party valuation firm using estimates and assumptions provided by management.

Condensed combined pro forma information

The following unaudited condensed combined pro forma information for the years ended December 31, 2014 and 2015, gives effect to the acquisition of Vexigo as if the acquisition had occurred on January 1, 2014. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred if the acquisition had been consummated on that date, nor does it purport to represent the results of operations for future periods. For the purposes of the pro forma information, net income includes additional amortization of intangible assets related to the acquisition of $ 806 in each of 2014 and 2015, and its related tax effects.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-       BUSINESS COMBINATION (Cont.)

	Year ended December 31,
	2014	2015
	Unaudited

Revenues	$17,319	$18,964
Net income (loss)	251	(3, 923)
Basic and diluted earnings (loss) per share	$0.03	$(0.55)

Contingent earn-out consideration

Under business combination accounting, Company requires to measure the contingent consideration related to earn-out in its fair value in each reporting date. For the purpose of ASC 805, the Company used a third party specialist, to perform the fair value valuation as of the closing date and as of December 31, 2015. The fair value of the earn-outs was measured using a Monte Carlo simulation of the triangular model, for possible EBITDA for the 5.5 years following the closing date. As of the Closing Date and December 31, 2015 the total contingent consideration sums to $6,732 and $4,255, respectively. Contingent consideration is classified as a liability and may be adjusted to fair value at each reporting date through earnings, until the contingency is resolved and may affect the Company's results in the future.

NOTE 4:-       MARKETABLE SECURITIES

The following is a summary of the Company's accumulated gross unrealized gains/ losses from investment in marketable securities as of December 31, 2015:

	December 31, 2014				December 31, 2015
	Amortized	Gross unrealized	Gross unrealized	Fair market	Amortized	Gross unrealized	Gross unrealized	Fair market
	cost	gains	losses	value	cost	gains	losses	value
Available-for-sale:

Equity securities	$62	$-	$(3)	$59	$87	$-	$(2)	$85
Corporate bonds	23	1	-	24	16	*) -	-	16
Israeli Government debt	56	-	(3)	53	36	-	(3)	33

	$141	$1	$(6)	$136	$139	$-	$(5)	$134

*)              Represents an amount lower than $ 1.

The net realized gains (losses) on sales of available-for-sale securities of $ 1, $ 10 and $(8) in 2013, 2014 and 2015, respectively, were recorded in financial income (expense), net.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-       MARKETABLE SECURITIES (Cont.)

The amortized cost and fair value of debt and securities as of December 31, 2014 and 2015, by contractual maturity, are shown below:

	December 31, 2014		December 31, 2015
	Amortized cost	Fair market value	Amortized cost	Fair market value

Matures up to one year	$124	$118	$126	$121
Matures after one year through five years	14	15	12	13
Matures after five years	3	3	-	-

Total	$141	$136	$138	$134

The marketable securities are restricted in order to secure the Company's obligations under an office lease (For further information refer to Note 10).

NOTE 5:-       OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2014	2015

Government authorities	$20	$58
Prepaid expenses	23	21
Lease deposits	8	6
Others	24	18

	$75	$103

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-       PROPERTY AND EQUIPMENT

	December 31,
	2014	2015
Cost:

Computers and peripheral equipment	$851	$987
Office furniture and equipment	189	200
Leasehold improvements	29	30

	1,069	1,217
Accumulated depreciation:

Computers and peripheral equipment	775	877
Office furniture and equipment	160	164
Leasehold improvements	16	16

Accumulated depreciation	951	1,057

Depreciated cost	$118	$160

The depreciation expense for the years ended December 31, 2013, 2014 and 2015 amounted to $ 124, $ 106 and $ 96, respectively.

NOTE 7:-       INTANGIBLE ASSETS, NET

a.	Intangibles consist of the following:

	December 31,
	2014	2015
Cost:

Development technology	$2,170	$2,170
Customer relationships	1,015	1,015
Brand name	229	229
Capitalized development costs	-	411
Video technology	-	4,433

	3,414	8,258
Accumulated amortization:

Development technology	1,922	2,045
Customer relationships	978	1,001
Brand name	125	146
Video technology	-	605

	3,025	3,797

Amortized cost	$389	$4,461

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-       INTANGIBLE ASSETS, NET (Cont.)

b.	Amortization expense amounted to $ 192, $ 178 and $ 772 for the years ended December 31, 2013, 2014 and 2015, respectively.

c.	Estimated amortization expense for:

Year ended December 31,	USD

2016	$1,053
2017	913
2018	913
2019	913
2020	669

$4,461

NOTE 8:-       GOODWILL

The Company’s goodwill balance is assigned to the Enterprise and Video Advertising reporting units as follows:

USD

January 1, 2014 and December 31, 2014 (Enterprise reporting unit)	$3,479

Acquisition of Video Advertising (Note 3)	11,107
Goodwill impairment (Note 3)	(6,288)

December 31, 2015	$8,298

NOTE 9:-       ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2014	2015

Employees and payroll accruals	$489	$759
Institutions and income tax payable	149	303
Accrued expenses	1,477	2,416
Related parties	137	27

	$2,252	$3,505

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-     COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Group leases office space and motor vehicles through operating leases. The facilities of the Company and its subsidiaries are leased for periods ending February 2019. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2015 are as follows:

Year ended December 31,	USD

2016	$217
2017	74
2018	58
2019	10

$359

Operating lease expenses for the years ended December 31, 2013, 2014 and 2015 were approximately $480, $379 and $411, respectively.

b.	Royalty commitments:

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

As of December 31, 2015, the Company had a contingent liability to pay royalties in the amount of approximately $8,552 plus interest for grants received after January 1999.

The Company has paid or accrued royalties in its cost of revenues relating to the repayment of such OCS grants in the amount of $136, $103 and $115 for the years ended December 31, 2013, 2014 and 2015, respectively.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Claims and demands:

1.	Claims related to discontinued operations:

The Company is a party to various tax claims that arose in TABS Brazil. Accordingly, the Company recorded a provision of approximately $12 in respect of such claims in accordance with ASC 450, "Contingencies", based on the opinion of Company's management.

In August 2007, TABS Brazil was ordered by the Labor Law Court in Brazil to pay approximately $43 to one of its former employees. Such amount bears a 1% interest rate per month from the date that the claim was filed. The Company recorded a provision in its financial statements for the total amount of the claim. As of December 31, 2015 total claims related to discontinued operations amounted to $105.

2.
The Israeli Government, through the Fund for Encouragement of Marketing Activities, awarded C. Mer Industries Ltd. (“C. Mer”), a related party of the Company grants for participation in foreign marketing expenses, partially related to the Company's marketing activities for the years 1996 - 1998. During 2012, the Company received through an affiliated company a demand with respect to the reimbursement of above-mentioned grants. As of December 31, 2014 and 2015, the Company made a provision in the amount that was considered probable.

d.	Guarantees:

The Company provided a bank guarantee in the amount of $ 69 to secure its obligations under one of its lease agreements, as describe in more details in Note 4.

NOTE 11:-     TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rates:

Taxable income of the Company is subject to the Israeli corporate tax at the rate as follows: 2013 - 25%, 2014 and 2015- 26.5%. On January 5, 2016, the Israeli Parliament officially published the Law for the Amendment of the Israeli Tax Ordinance (Amendment 216), that reduces the standard corporate income tax rate from 26.5% to 25%.

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

Amendments to the Investment Law:

In December 2010, the "Knesset" passed the Investment Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among other things, amendments to the Investment Law. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company and Vexigo will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011, 2012 and 2013 - 15% (in development area A - 10%); 2014 and 2015 - 16% (in development area A - 9%).

As of December 31, 2015, the Company chose not to adopt this amendment, but may elect to do so in the future. Vexigo chose to adopt this amendment and believes it is entitled to benefit from a reduced corporate tax rate under the Israeli privileged enterprise program.

3.	Tax assessments:

The Company and Vexigo have received final tax assessments through the 2010 tax year.

4.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

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

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-     TAXES ON INCOME (Cont.)

MTS is currently qualified as an "industrial company" under the above definition and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses and amortization of intangible property rights as a deduction for tax purposes

Eligibility for benefits under the Law for the Encouragement of Industry (Taxation), 1969, is not subject to receipt of prior approval from any governmental authority. No assurance can be given that the Israeli Tax Authorities will agree that the Company qualifies, or, if the Company qualifies, then the Company will continue to qualify as an industrial company or that the benefits described above will be available to the Company in the future.

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

As of December 31, 2015, the Company and its subsidiaries in Hong Kong and the U.S. had an estimated total amount of available carry-forward tax losses of approximately $ 19,950, $ 358 and $ 721, respectively, to offset against future taxable profits. The operating tax loss carry-forwards in Israel may be offset indefinitely against operating income. In addition, as of December 31, 2015, the Company had capital losses in the amount of approximately $ 451 that can be carried forward indefinitely. As of December 31, 2015, Vexigo had utilized all of its available carry-forward tax losses.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-     TAXES ON INCOME (Cont.)

MTS IntegraTRAK is subject to U.S. income taxes. Total net operating loss carry-forwards of approximately $ 721 as of December 31, 2015, will expire in the years 2021 to 2028. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. Such annual limitation may result in the expiration of net operating losses before utilization.

d.	Deferred income taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group's deferred tax liabilities and assets are as follows:

	December 31,
	2014	2015
Deferred tax asset (liability):

Tax loss carry-forwards	$5,221	$5,593
Allowances for doubtful accounts and accruals for employee benefits	84	103
Intangible assets	96	81
Depreciation, accruals for interest and other	732	746

Deferred tax asset before valuation allowance	6,133	6,523
Goodwill and deferred tax	(888)	(834)
Valuation allowance	(5,299)	(6,369)

Deferred tax liability, net	$(54)	$(680)

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
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2013	2014	2015

Income (loss) before taxes on income, net, as reported in the statements of operations from continuing operations	$1,768	$(1,636)	$(4,722)

Tax rates	25%	26.5%	26.5%

Theoretical tax expense (benefit)	$442	$(434)	$(1,251)

Decrease in taxes resulting from:

Non – deductible expenses	182	156	1,255
Loss and timing differences for which no deferred tax was provided	(252)	297	209
Tax adjustment in respect of different tax rate of subsidiaries	62	34	(49)
Changes in provision for uncertain tax positions	1	1	30

Taxes on income, net, as reported in the statements of operations	$435	$54	$194

f.	Income (loss) before income taxes is comprised as follows:

	Year ended December 31,
	2013	2014	2015

Domestic	$1,561	$(1,785)	$(4,855)
Foreign	207	149	133

	$1,768	$(1,636)	$(4,722)

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-     TAXES ON INCOME (Cont.)

g.	Taxes on income are comprised as follows:

	Year ended December 31,
	2013	2014	2015

Current taxes	$35	$29	$153
Deferred taxes	400	25	41

	$435	$54	$194

Foreign	$64	$45	$57
Domestic	$371	$9	$137

h.	As of December 31, 2015, the Company recorded a liability for unrecognized tax benefits of $132. A reconciliation of the opening and closing amounts of unrecognized tax benefits is as follows:

	December 31,
	2014	2015

Balance as of beginning of the year	$101	$102
Additions based on tax positions taken during the current period	1	30

Balance at the end of the year	$102	$132

NOTE 12:-     RELATED PARTY TRANSACTIONS AND BALANCES

a.
The Company receives certain services from C. Mer, a publicly traded company. Mr. Chaim Mer, the Company's chairman of the board and Mr. Isaac Ben Bassat, a director of the Company, are members of the controlling group of C. Mer. These services include reimbursement for shared expenses related to a commercial insurance policy. For the years ended December 31, 2013, 2014 and 2015, the Company paid or accrued $ 16, $ 11 and $ 11, respectively, with respect to the above mentioned expenses. In 2012 MTS Ltd. engaged with Mer Telecom Ltd., a subsidiary of C. Mer, in a deployment of its mobile financial services (“MFS”) solution for a customer in Africa and completed the deployment in 2013. The Company recorded revenue in the amount of $ 29, $ 33 and $ 33 in 2013, 2014 and 2015, respectively.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-     RELATED PARTY TRANSACTIONS AND BALANCES (Cont.)

On March 25, 2009, the Company's Audit Committee and Board of Directors approved a transaction with Mer& Co. (1982) Ltd. (“Mer & Co”), a subsidiary of C. Mer. According to the terms of the transaction, the Company will sell its products to Mer & Co, which has an Israel Defense Forces approved supplier number, and Mer & Co will represent the Company and resell its products to the Israeli Defense Forces. During 2013, 2014 and 2015, revenues from the abovementioned transaction amounted to $45, $4 and $ 0 respectively.

During middle of 2014, the company sells its products to Israel Defense Forces directly.

In 2014 the Company engaged with Athena Ltd., a subsidiary of C. Mer, in a deployment of a MFS solution for a customer in Africa in amount of $ 65. As of December 31, 2015, the solution was completed and delivered and therefore revenue was recognized in 2015.

From January 1, 2009 until September 2011, as part of the acquisition of certain assets and liabilities of AnchorPoint, the Company received certain services from Data Distributors Inc., a company controlled by Mr. Roger Challen, a director of the Company and the controlling shareholder of the Info Group Inc., a beneficial owner of 12.3% of the Company's Ordinary shares as of December 31, 2015. These services include reimbursement for shared expenses, development and IT services, other administrative services. Expenses recognized with respect to the above mentioned services were approximately $ 0, $30 and $ 9 for the years ended December 31, 2013, 2014 and 2015, respectively. In addition, the Company rents an office in Powder Springs, Georgia, from Mr. Challen, under a month-to-month lease. For the year ended December 31, 2013, 2014 and 2015, the Company paid or accrued $ 56, $56, $ 56 with respect to the above mentioned rent expenses.

b.	Balances and transactions with related parties were as follows:

1.	Balances with related parties:

	December 31,
	2014	2015

Other accounts receivable and prepaid expenses (Note 5)	$10	$10

Other accounts payable and accrued expenses (Note 9)	$137	$27

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-     RELATED PARTY TRANSACTIONS AND BALANCES (Cont.)

2.	Transactions with related parties:

	Year ended December 31,
	2013	2014	2015

Revenues derived from a related party	$74	$37	$33

Amounts charged by related parties:

Cost of revenues	$16	$83	$37
Operating expenses	195	180	139

	$211	$263	$176

NOTE 13:-     SHAREHOLDERS' EQUITY

a.	Share capital:

The ordinary shares entitle their holders the right to receive notice to participate in and vote at general meetings of the Company and the right to receive cash dividends, if declared.

On April 1, 2015, upon closing the Vexigo transaction, the Company issued an aggregate of 3,115,090 restricted ordinary shares constituting 40% of the Company outstanding ordinary shares post-closing to the former shareholders of Vexigo.

Upon the closing of the Vexigo transaction, , the Company issued to an independent business consultant (who subsequently became the Company’s chief executive officer) a warrant based on a cashless exercise mechanism to acquire 2% of the Company’s outstanding ordinary shares on a pre-closing basis (93,453 ordinary shares based on the number of shares outstanding prior to the closing) with an exercise price equal to the market price of the Ordinary shares at the signing Vexigo SPA (i.e., $0.96 per share) valid for a period of five years.

On May 11, 2015, the Company issued in a private placement to certain of its shareholders an aggregate of 227,271, Ordinary Shares, pursuant to a share purchase agreement. The aggregate purchase price for such 227,271 Ordinary Shares was $500.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-     SHAREHOLDERS' EQUITY (Cont.)

b.	Share options:

MTS’s 1996 Incentive Share Option Plan (the "Plan") when adopted, authorized the grant of options to purchase up to 750,000 of its Ordinary shares to officers, employees and directors of MTS or any subsidiary, pursuant to section 102 of the Israel Income Tax Ordinance. Any option, which is canceled or forfeited before expiration, will become available for future grants.

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

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-     SHAREHOLDERS' EQUITY (Cont.)

As of December 31, 2015 688,708 Ordinary shares are available for future option grants.

c.	A summary of option activity under the Company's stock option plans to its employees as of December 31, 2015 and changes during the year ended December 31, 2015 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2015	356,500	$1.68	-	-
Granted	296,000	$1.24	2.97	-
Exercised	28,355	$1.80	-	-
Expired and forfeited	58,000	$1.83	-	-

Outstanding at December 31, 2015	566,145	$1.45	2.43	$-

Vested and expected to vest	522,392	$1.42	2.48	$(314.06)

Exercisable at December 31, 2015	252,750	$1.46	0.91	$(156.30)

The weighted average grant-date fair value of options granted during 2014 and 2015 was $ 1.38 and $ 1.21 per option, respectively.

The total compensation cost related to options granted to employees under the Company's share-based compensation plans recognized for the years ended December 31, 2013, 2014 and 2015 amounted at$93, $84 and $170, respectively, net of estimated forfeitures.

As of December 31, 2015, there was $300 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of three years.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-     SHAREHOLDERS' EQUITY (Cont.)

d.	Total stock-based compensation expenses recognized in 2014 and 2015:

The total stock-based compensation expense related to employees' equity-based awards, recognized for the years ended December 31, 2013, 2014 and 2015, was comprised as follows:

	Year ended December 31,
	2013	2014	2015

Cost of revenues	$7	$11	$17
Research and development	7	13	45
Selling and marketing	-	1	12
General and administrative	79	59	96

	$93	$84	$170

NOTE 14:-     REPORTABLE SEGMENTS AND GEOGRAPHIC INFORMATION

a.	Reportable segments:

The Chief Operating Decision Maker ("CODM") assesses the Company's business based on three operating segments: Enterprise, Service Providers and Video Advertising. Enterprise segment includes TEM, services and solutions. The Service Providers segments include Billing and MVNE services and solutions. These three segments also comprise the Company's reporting units. The CODM uses adjusted net income before interest, tax, depreciation and amortization, goodwill impairment, net of change in contingent earn-out considerations, capital gain and stock based compensation ("adjusted EBITDA"), to assess performance, measure liquidity and make decisions. Adjusted EBITDA is a non-GAAP unaudited measure of profit and loss.

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

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-     REPORTABLE SEGMENTS AND GEOGRAPHIC INFORMATION (Cont.)

The following tables present the financial information for the Company's reportable segments.

	Year ended December 31,
	2013	2014	2015

Enterprise

Telecom Revenue	$7,817	$6,601	$6,860
Adjusted EBITDA (unaudited)	$1,231	$512	$676

Video Advertising (*)

Video advertising revenue, net	$-	$-	$7,017
Adjusted EBITDA (unaudited)	$-	$-	$(273)

Service Providers

Telecom revenue	$4,655	$465	$835
Adjusted EBITDA (unaudited)	$899	$(1,700)	$(556)

Total

Revenue	$12,472	$7,066	$14,712
Adjusted EBITDA (unaudited)	$2,130	$(1,188)	$(153)

(*)       Financial information for the nine months ended on December 31, 2015

A reconciliation of total adjusted EBITDA to net income for each year is as follows:

	Year ended December 31,
	2013	2014	2015

Adjusted EBITDA (unaudited)	$2,130	$(1,188)	$(153)
Depreciation and amortization expenses	(316)	(284)	(868)
Stock-based compensation	(107)	(69)	(170)
Financial expense (income), net	61	(95)	(17)
Goodwill impairment, net of contingent consideration	-	-	(3,514)
Income tax expenses	(435)	(54)	(194)

Net income (loss) from continuing operations	$1,333	$(1,690)	$(4,916)

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-     REPORTABLE SEGMENTS AND GEOGRAPHIC INFORMATION (Cont.)

The total revenues from external customers are attributed to geographic areas based on the location of the customer:

	Year ended December 31,
	2013	2014	2015

United States	$10,817	$5,642	$11,450
Asia	300	300	1,493
Israel	400	440	571
Europe	561	376	923
Other	394	308	275

	$12,472	$7,066	$14,712

NOTE 15:-     SUBSEQUENT EVENT

On February 18, 2016, the Company reached an agreement to extend the payment schedule for the consideration due to be paid to the former shareholders of Vexigo in amount of $2,600, which comprised of cash, pre-closing declared dividend and net working capital considerations in amount of $1,000, $1,000 and $600, respectively. The agreed upon extension provides for the payment of $400 in February 2016, additional payments of $100 on the 10th day of each month commencing in April 2016 and ending in March 2017 ($1,200 in the aggregate), a payment of $300 on May 10, 2017, a payment of $400 on July 10, 2017, and the remaining balance, including a final payment of $300 and any earn-out payments on October 10, 2017.

The parties also agreed that if: (a) as of July 10, 2016 or on the 10th day of succeeding month, the Company’s cash balance will be in excess of $3,300, the Company will pay a one-time pre-payment of $300 on account of the extend payment scheduled to be made in 2017; or (b) the Company’s cash balance will be in equal to or excess of $4,000, the Company will pay a one-time pre-payment of the lesser of $900 or the remaining balance that is owned to the former Vexigo shareholders. The parties also agreed that if, at any time, the Company’s cash balance will be lower than $2,500, the Company will stop all payments until its cash balances return to that level.

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MER TELEMANAGEMENT SOLUTIONS LTD.

By:	/s/ Lior Salansky
Lior Salansky
Chief Executive Officer

By:	/s/ Alon Mualem
Alon Mualem
Chief Financial Officer

Dated: March 28, 2016