Form 20-F
period 2016-12-31
MER TELEMANAGEMENT SOLUTIONS LTD
filed 2017-03-28
CIK 1025561

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

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

Ordinary Shares, par value NIS 0.01 per share…………… 8,691,855
(as of December 31, 2016)

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

 Our TEM solutions allow enterprises and organizations to make smarter choices with their telecommunications spending at each stage of the service lifecycle, including allocation of cost, proactive budget control, fraud detection, processing of payments and spending forecasting.  Our converged billing solutions have been successfully implemented worldwide by wireless providers, Voice over Internet Protocol, Internet Protocol Television, and content service providers.  Our converged billing solutions include applications for charging and invoicing customers, interconnect billing and partner revenue management using pre-pay and post-pay schemes, as well as managed services for mobile virtual network operators in the United States and worldwide.

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

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward‑looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations.  Such forward-looking statements reflect our current view with respect to future events and financial results.  We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward‑looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements.  Such forward-looking statements are also included in Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects.”  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward‑looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. “Key Information - Risk Factors.”

i

ii

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.   Selected Financial Data

The following selected consolidated financial data for and as of the five years ended December 31, 2016 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP.  Our audited consolidated financial statements for the three years ended December 31, 2016 and as of December 31, 2015 and 2016 appear elsewhere in this annual report.  Our selected consolidated financial data as of December 31, 2012, 2013 and 2014 and for the years ended December 31, 2012 and 2013 have been derived from audited consolidated financial statements not included in this Annual Report.   The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects,” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Operations Data:
	Year Ended December 31,
	2016	2015	2014	2013	2012
	(U.S. dollars in thousands, except share and per share data)
Revenues	$14,052	$14,712	$7,066	$12,472	$13,126
Cost of revenues	6,913	8,414	2,893	4,024	4,494
Gross profit	7,139	6,298	4,173	8,448	8,632
Selling and marketing	2,343	2,225	1,868	2,164	2,457
Research and development	2,763	1,805	1,387	1,389	1,329
General and administrative	3,472	3,459	2,459	3,188	2,804
Goodwill and technology impairment, net of change in contingent earn-out consideration	4,245	3,514	--	--	--
Operating income (loss)	(5,684)	(4,705)	(1,541)	1,707	2,042

Financial (expenses) income, net	(17)	(17)	(95)	61	60
Income (loss) before taxes on income	(5,701)	(4,722)	(1,636)	1,768	2,102
Taxes on income (benefit), net	(507)	194	54	435	736
Net income (loss) from continuing operations	(5,194)	(4,916)	(1,690)	1,333	1,366
Net income (loss) from discontinued operations	(27)	177	80	73	-
Net income (loss)	(5,221)	(4,739)	(1,610)	1,406	1,366
Basic and diluted net income (loss) per share from continuing operations	$(0.62)	$(0.68)	$(0.36)	$0.28	$0.30
Basic and diluted net income (loss)per share from discontinued operations	$0.00	$0.02	$0.02	$0.02	--
Basic and diluted net income (loss) per share	$(0.62)	$(0.66)	$(0.34)	$0.30	$0.30
Weighted average number of ordinary shares used in computing basic net income (loss) per share	8,452,280	7,174,991	4,670,964	4,659,230	4,478,677
Weighted average number of ordinary shares used in computing diluted net income (loss) per share	8,452,280	7,174,991	4,670,964	4,720,966	4,531,384

Balance Sheet Data:

	As of December 31,
	2016	2015	2014	2013	2012
	(in thousands)
Working capital (deficiency)	$(1,552)	$(438)	$2,090	$3,455	$1,659
Total assets	12,288	22,024	10,892	12,629	11,124
Shareholders’ equity	1,860	6,149	5,632	7,161	5,569

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

Risks Relating to Our Business and Market

We have had operating losses in the past three years and may not regain profitability in the future; to the extent that we incur operating losses, we may not have sufficient working capital to fund our operations in the future.

We have generated operating losses in each of the last three years and may not be able to regain profitable operations in the future or generate positive cash flows from operations.  To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations in the future. During 2016, we had negative operating cash flows and as of December 31, 2016, our cash and cash equivalents declined to $1.5 million and we had a working capital deficiency of $1.55 million. If we do not generate sufficient cash from operations, we will be required to obtain financing from outside sources or further reduce our level of expenditures.  Such financing may not be available to us, or, if available, may not be on terms satisfactory to us.  If adequate funds are not available to us, our results of operations and financial condition will be adversely affected and our ability to operate would be jeopardized.

Our efforts to reduce expenses, could disrupt our business and may not be successful.

As part of our strategy to return to profitable operations, we have determined to reduce our operational expenses across the company and to eliminate our non-profitable operations. We are now focused on our core businesses, TEM, call accounting and video advertising. We must manage our employees, operations, finances, research and development and capital investments efficiently. If we fail to appropriately coordinate across our executive, engineering, finance, human resources, legal, marketing, sales, operations and customer support teams, our productivity and the quality of our solutions may be adversely affected and our results of operation will be negatively impacted.

The online advertising field is highly competitive and is increasingly dominated by large players, diminishing access and opportunities for smaller players like our company.

The online advertising field has undergone significant changes in recent years, resulting from, among other factors, the increased significance and scope of the mobile advertising segment and from consolidation in the ad exchange and ad network markets. Two of the largest online services providers, Google and Facebook, derive the significant majority of their revenues in the online advertising market and control a substantial portion of the supply chain for online advertising spots. The smaller players, including Vexigo, compete for the remaining market share, including the remaining placement inventory and advertising customers. This competitive field requires Vexigo and its competitors to continuously advance technologically and develop or locate technological and other solutions to stay competitive. If Vexigo will be unsuccessful in obtaining and maintaining a competitive position, its results of operations will be adversely affected and our results of operations and financial condition will be adversely affected.

The cost of online advertising space increased during 2016, significantly reducing Vexigo’s gross margin. Any additional reductions in margins which cannot be offset by a reduction in Vexigo’s operating expenses or increased revenues, will adversely affect Vexigo’s results of operations.

During 2016, the cost of online advertising space significantly increased, resulting in a lower gross margin for Vexigo’s operations. In the event Vexigo will not be successful in reducing its operating expenses by obtaining less expensive quality online advertising space or by generating higher revenues for its online advertising space inventory, Vexigo’s gross margin may not recover to the levels it achieved in 2014 and 2015 and may further decline. The failure to improve its gross margins will adversely affect Vexigo’s results of operations and ability to reach profitability in the future.

Reliance on a small number of suppliers and customers, places our business, financial condition and results of operations at risk.

A relatively small number of customers have historically accounted for a majority of Vexigo’s revenue. During 2016, Vexigo’s top three customers accounted for 50% of its aggregate revenues.  In addition, until January 2016 Vexigo relied on one major supplier, AppNexus, for a significant portion of its advertising space (approximately 54% during 2015). Vexigo’s activity with AppNexus was reduced significantly in early 2016 and we expect that Vexigo will continue to depend upon a relatively small number of suppliers and customers for a significant portion of its advertising space and revenue for the foreseeable future. During January 2017, Brightroll, which was acquired by Yahoo and which Vexigo used for purchasing media, switched to a different platform and significantly reduced its activity with Vexigo. If Vexigo fails to compensate for the loss of advertising space or revenue by creating commercial relationships with new suppliers and attracting new customers, or fails to retain new or existing suppliers and customers, or if existing suppliers terminate or materially alter their commercial relationships with Vexigo, or if existing customers run fewer advertising campaigns with Vexigo, defer or cancel their insertion orders, or terminate their relationship with Vexigo altogether, whether through the actions of their agency representatives or otherwise,  our business, and results of operations and financial condition will be adversely affected.

Vexigo may experience fluctuations in its operating results, which make its future results difficult to predict and could cause its operating results to fall below the expectations of investors.

Vexigo’s operating results have fluctuated in the past and will likely fluctuate in the future due to a variety of factors, many of which are not readily discernible and beyond Vexigo’s control. Vexigo’s fluctuating results could cause its performance to fall below our expectations and adversely affect our operating results. Factors that may increase the volatility of Vexigo’s operating results include the following:

•	changes and new measures implemented by internet browsers and manufacturers of mobile devices limiting the scope and type of advertising that can be placed using Vexigo’s solutions;

•	consolidation of Vexigo’s competitors and the entry into the advertising sales market of the major players and web services providers;

•	increases in the percentage of advertising space that Vexigo acquires but does not sell, thereby increasing its operating costs without a parallel increase in its revenues;

•	the addition or loss of media affiliates;

•	changes in demand and pricing for Vexigo’s solutions and the overall reduction in the prices of online advertising placements;

•	changes in the way advertisers verify safe video impressions;

•	changes in publishers’ policy for running in-banner video advertising, preventing Vexigo from utilizing their media assets;

•	changes in video platforms regulation, preventing Vexigo from selling its inventory to its advertisers;

•	Vexigo’s ability to effectively market and integrate its bidder solution and other solutions it developed in an effort to t improve its performance and results of operations;

•	the seasonal nature of Vexigo’s customers’ spending on video advertising campaigns;

•	changes in Vexigo’s pricing policies or the pricing policies of its competitors and the pricing of video advertising space or of other third-party services;

•	the introduction of new technologies, products or service offerings by Vexigo’s competitors;

•	changes in Vexigo’s customers’ video advertising budget allocations, agency affiliations, or marketing strategies;

•	changes and uncertainty in the regulatory environment applicable to Vexigo or its affiliates;

•	changes in ad-exchanges that may prevent running rotating advertisements;

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

Vexigo has encountered and will continue to encounter risks and difficulties frequently experienced by companies in rapidly changing industries, including challenges related to layoffs, recruiting, integrating and retaining qualified employees, making effective use of limited resources, achieving market acceptance of its existing and future offerings, as well as competing against companies with greater financial and technical resources; acquiring and retaining customers and maintaining relationships with advertisers, advertising agencies and owners of publishing space and publisher agencies; and developing new offerings. Based upon all of the factors described above and others that Vexigo may not anticipate, including those beyond its control, it has a limited ability to forecast its future revenue, costs and expenses. As a result, our operating results, which are dependent in great measure on the results of Vexigo, may from time to time fall below our estimates or the expectations of investors.

Payment of the cash consideration due to the former shareholders of Vexigo has and will continue to significantly decrease our cash reserves, which could materially adversely affect our operations and financial strength.

On April 1, 2015, we consummated the acquisition of Vexigo, or the Vexigo acquisition, by acquiring 100% of the outstanding shares of FPSV Holdings Ltd., or FPSV, an Israeli company, which held approximately 62% of Vexigo’s outstanding shares and the remaining 38% from the other shareholders of Vexigo. The cash payments we made in connection with the Vexigo acquisition significantly decreased our cash reserves and the remaining payments due to the former Vexigo shareholders will negatively impact our cash position in the future.

The consideration for the acquisition of Vexigo consisted of: (i) $4 million scheduled to be paid in three installments ($3 million at closing and two payments of $500,000 each on the third month and six month anniversary of the closing), (ii) 3,115,090 ordinary shares, constituting approximately 40% of the outstanding share capital of our company post-closing, and (iii) future earn-out payments based on the EBITDA of Vexigo. In addition, the cash consideration was due to be adjusted, upwards or downwards, based on the FPSV and Vexigo net working capital as of the closing.

Following the consummation of the acquisition, the original payment schedule was revised and extended several times and in February 2016 our Audit Committee and Board of Directors approved a payment rescheduling, or the Vexigo Rescheduling Plan, in connection with the then outstanding amounts due to the former Vexigo shareholders (an aggregate of approximately $2.6 million). For more information concerning the Vexigo Rescheduling Plan see Item 5B. “Operating and Financial Review and Prospects -- Liquidity and Capital Resources.”

We may not be successful in generating sufficient cash from our operations to pay the remaining balance due under the Vexigo Rescheduling Plan and we may be required to obtain additional financing or reduce our level of expenditures.  Such financing may not be available to us in the future, or, if available, may not be on terms satisfactory to us.  If adequate funds are not available to us, our business, results of operations and financial condition will be adversely affected.

The impairment of intangible assets and goodwill arising from our acquisitions could continue to negatively impact our net income and shareholders’ equity

When we acquire a business, a substantial portion of the purchase price of the acquisition may be allocated to goodwill and other identifiable intangible assets. The amount of the purchase price which is allocated to goodwill and other intangible assets is determined by the excess of the purchase price over the net identifiable assets acquired. The current accounting standards require that goodwill and intangible assets should be deemed to have indefinite lives, which should be tested for impairment at least annually (or more frequently if impairment indicators arise). Other intangible assets are amortized over their useful lives. In light of changes that occurred in the online advertising market during the latter part of 2015 and during 2016, which resulted in reduced revenues and gross margins, we performed an impairment analysis in accordance with ASC 350 and re-evaluated the contingent consideration payable to the former shareholders of Vexigo as of the end of 2015 and as of the end of 2016. As a result of these analyses and reevaluations, we recorded in 2015 a non-cash impairment of goodwill of $3.5 million, net of the re-evaluation of the contingent consideration payable to the former shareholders of Vexigo, and in 2016 we recorded a non-cash impairment of goodwill and technology of $4.2 million, net of a $4.3 million re-evaluation of the contingent consideration payable to the former shareholders of Vexigo resulting in the impairment of the entire amount recorded as goodwill and technology in connection with our acquisition of Vexigo.

Based on the impairment analysis, we did not identify any impairment losses for the goodwill assigned to the Enterprise reporting unit. We may not be able to achieve our business targets for our acquired businesses, which could result in our incurring additional goodwill and other intangible assets impairment charges. Further declines in our market capitalization increase the risk that we may be required to perform another goodwill impairment analysis, which could result in an impairment of up to the entire balance of our goodwill and other identifiable intangible assets.

The earn-out payments pursuant to the Vexigo acquisition will reduce our ability to use cash generated from Vexigo’s operations in order to fund our operations.

The terms of the Vexigo stock purchase agreement, or the Vexigo SPA, require us to pay the former Vexigo shareholders earn-out payments, or the Earnout Payments, equal to 45% of the EBITDA from the Vexigo Products Line (as such term is defined in the Vexigo SPA) for a period of 5.5 years from the closing date of the acquisition, subject to certain limitations and up to a cap of $16 million. The Earnout Payment in connection with fiscal years 2015 and 2016 (commencing on April 1, 2015, the date we acquired Vexigo) amounted to $0. As the Earnout Payments are calculated based on EBITDA, certain payments and liabilities of Vexigo, including any tax liability, will not be taken into account in the calculation of the payments, which will further decrease the cash, if any, generated by Vexigo’s operations that we will be able to use to fund our operations and growth. In the event we require additional funds for our ongoing operations beyond the funds remaining after deduction of the Earnout Payments, we may be required to raise funds by means of an equity financing, which will dilute the holdings of our current shareholders or loans from financial institutions. Such equity or debt financings may not be available on terms acceptable to us, or at all, which would have an adverse effect on our operations and business.

If Vexigo’s access to quality digital video advertising space is diminished or if Vexigo fails to acquire new advertising space, its revenues could decline and adversely affect our results of operations.

Vexigo’s success depends on its ability to secure a consistent supply of quality advertising space on reasonable terms across a broad range of advertising networks and exchanges. The amount, quality and cost of advertising space available to Vexigo can change at any time. Vexigo’s suppliers are generally not bound by long-term contracts. The sellers that supply their advertising space to Vexigo typically do so on a non-exclusive basis and are not required to provide Vexigo with any minimum amounts of advertising space or with a consistent supply of advertising space. Sellers may seek to change the terms at which they offer advertising space to Vexigo, or they may elect to make advertising space available to Vexigo’s competitors who offer advertisements to them on more favorable economic terms. As a result, Vexigo cannot provide any assurance that it will have access to a consistent supply of quality digital video advertisement space. Moreover, the number of competing intermediaries that purchase advertising space from real-time advertising exchanges continues to increase, which could put upward pressure on advertising space costs. If sellers decide not to make media space available to Vexigo, decide to increase the price of advertising space, or place significant restrictions on the sale of their advertising space, Vexigo may not be able to replace this with sufficient quality advertising space from other sellers in a timely and cost-effective manner. In addition, major sellers in the industry may enter into exclusivity arrangements with Vexigo’s competitors, which could limit Vexigo’s access to a meaningful supply of advertising space. If Vexigo is unable to compete favorably for advertising space available on real-time advertising exchanges, or if real-time advertising exchanges decide not to make their advertising space available to Vexigo, Vexigo may not be able to place advertisements at competitive rates or find alternative sources of advertising space with comparable traffic patterns and consumer demographics in a timely manner. For example, Vexigo’s major suppliers have historically included LiveRail, Brightroll and SpotXchange. During 2016, LiveRail, which was acquired by Facebook during 2014, ceased operations and Brightroll started to limit its operations in late 2016 and early 2017.

If Vexigo acquires low quality advertising space or if fraud content or views are detected in connection with the placement of advertisements by Vexigo, Vexigo’s revenues may decrease and its reputation may be harmed.

The instances of fraudulent content and fraudulent views of online advertising (using bots or other technologies) increased during 2016 and pose a significant threat to the online advertising market. The advertising space that Vexigo accesses through real-time advertising exchanges may be of low quality or misrepresented to it, despite attempts by Vexigo and its suppliers to prevent fraud and conduct quality assurance checks. In the event Vexigo detects the low quality or fraudulent advertising space, it will lose the funds invested in acquiring such advertising space. In the event Vexigo is not successful in detecting such low quality or fraudulent advertising space and sells it to its customers, these customers may refuse to pay for their ad placement and Vexigo, and we, may become subject to indemnification claims by Vexigo’s customers and Vexigo’s reputation may be harmed, resulting in decreased revenues from, or the cessation of commercial relationships with, the affected advertising agencies, advertisers or their affiliates.

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

The operating expenses associated with our TEM call accounting solutions are mostly fixed expenses. If our TEM call accounting revenues decline, our operating results will be adversely affected.

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

Our expense levels are substantially based on our expectations for future revenues and are therefore relatively fixed.  If revenue levels fall below expectations, our quarterly results are likely to be disproportionately adversely affected because a proportionately smaller amount of our expenses varies with our revenues.  Our operating results are generally not characterized by a seasonal pattern, except that our sales in Europe are generally lower in the summer months.

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

The market for our telemanagement products and invoice management solutions may be adversely affected by intense competition.

The market for telemanagement products and invoice management solutions is fragmented and is intensely competitive.  Competition in the industry is generally based on product performance, depth of product line, technical support and price.  We compete both with international and local competitors (including providers of telecommunications services), many of whom have significantly greater financial, technical and marketing resources than us.  We anticipate continuing competition in the telemanagement products and invoice management solution market and the entrance of new competitors into the market.  Our existing and potential customers, including business telephone switching system manufacturers and vendors, may be able to develop telemanagement products and services that are as effective as, or more effective or easier to use than, those offered by us.  Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels.  We may not be able to compete successfully against current or future competitors and that competition may adversely affect our future revenues and, consequently, our business, operating results and financial condition.

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

Vexigo’s business is seasonal and its results generally vary from quarter to quarter

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

In the course of conducting its business, Vexigo collects, stores, transmits, and uses information related to computing and communications devices, user activity on devices, and advertisements placed through Vexigo’s solutions. The online advertising field is subject to federal, European and other regulation, including with respect to privacy and data protection and targeting minors and children, for example, the Children's Online Privacy Protection Act of 1998. Several governments are considering legislation related to digital advertising and certain media advertising organizations, such as the Network Advertising Initiative and the Interactive Advertising Bureau, adopted “best practice” guidelines with which Vexigo may be required to comply pursuant to current or future contractual undertakings. Key market players, such as Google, have in the past and may in the future implement technical measures in their products that limit the options, opportunities and access of online advertisers. Such legislation, technical measures and industry standards could affect the costs of doing business online, and may adversely affect the demand for or effectiveness and value of Vexigo’s solutions. If future regulation, industry standards or consumer preferences make the collection or use of such data more difficult or impracticable, the value of online advertising could be adversely affected which, in turn, could impact the demand for our products. The costs of compliance with privacy and other laws and regulations are high and are likely to increase in the future and any failure on Vexigo’s part to comply with laws and regulations may expose Vexigo to significant liabilities.

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

Most of Vexigo’s advertisers do business with it by placing insertion orders for particular advertising campaigns. If Vexigo performs well on a particular campaign, the advertiser or, most often, the advertising agency representing the advertiser, may place new insertion orders with Vexigo for additional advertising campaigns. Vexigo rarely has any commitment from an advertiser beyond the campaign governed by a particular insertion order. Vexigo’s insertion orders may also be canceled by advertisers or their advertising agencies prior to the completion of the campaign without penalty. As a result, Vexigo’s success is dependent upon its ability to outperform its competitors and win repeat business from existing advertisers, while continually expanding the number of advertisers for whom Vexigo provide services. In addition, it is relatively easy for advertisers and the advertising agencies that represent them to seek an alternative provider for their advertising campaigns because there are no significant switching costs. Agencies, with whom Vexigo does the majority of its business, often have relationships with many different providers, each of whom may be running portions of the same advertising campaign. Because Vexigo generally does not have long-term contracts, it may be difficult for it to accurately predict future revenue streams. We cannot provide assurance that Vexigo’s current advertisers will continue to use its solutions, or that it will be able to replace departing advertisers with new advertisers that provide it with comparable revenue. The termination of contracts or failure to retain a number of customers could have a material adverse effect on Vexigo’s reputation, business operations, financial position, competitive position and prospects

If Vexigo is unable to prevent its customers’ advertisements from appearing  on undesirable mobile and online platforms or if Vexigo sells its advertising space in connection with undesirable advertising campaigns, its reputation and brand will be harmed, which would negatively impact our business, financial condition and results of operations.

Vexigo’s business depends in part on providing its advertisers with a service that they trust, and Vexigo has contractual commitments to take reasonable measures to prevent advertisements from appearing on undesirable websites, including certain websites that the advertisers identify as undesirable and on websites that are involved in click fraud, bot traffic or similar activities. In addition, Vexigo has contractual commitments to take reasonable measures to prevent undesirable advertising from appearing on the websites that sell the advertising space to Vexigo. Vexigo also uses third-party services in an effort to prevent its advertisers’ advertisements from appearing on undesirable websites or buying fraudulent supply. Vexigo may not always be successful in its efforts to fulfill these obligations. In addition, Vexigo may serve advertising on advertising space that is objectionable to its advertisers, and may lose the trust of its advertisers, which would harm its brand and reputation and negatively impact our business, financial condition and results of operations. Vexigo may also purchase advertising space inadvertently that proves to be unacceptable for advertising campaigns, in which case Vexigo is responsible for the cost and cannot bill that cost to any campaign. If Vexigo buys substantial volumes of unusable advertising space, this could negatively impact our results of operations.

If mobile connected devices, their operating systems or content distribution channels, including those controlled by Vexigo’s competitors, develop in ways that prevent its advertising campaigns from being delivered to their users, Vexigo’s ability to grow its business will be impaired.

Vexigo’s success in the mobile channel arena depends upon the ability of its technology platform to integrate with mobile advertising space suppliers and provide advertising for most mobile connected devices, as well as the major operating systems that run on them and the thousands of applications that are downloaded onto them. The design of mobile devices and operating systems is controlled by third parties with whom Vexigo does not have any formal relationships. These parties frequently introduce new devices, and from time to time they may introduce new operating systems or modify existing ones, which makes it easier to block ads and introduce ad blocking applications that are compatible with their devices. Network carriers may also impact the ability to access specified content on mobile devices or even block such access. If Vexigo’s solution was unable to work on these devices or operating systems, either because of technological constraints or because an operating system or app developer, device maker or carrier wished to impair its ability to purchase advertising space and provide advertisements, our ability to generate revenue could be significantly harmed.

Vexigo’s solutions include certain open source software components and failure to comply with the terms of the underlying open source software licenses could restrict Vexigo’s ability to use its proprietary software.

Vexigo’s platform includes certain software components licensed to Vexigo by third-parties under “open source” licenses. The use of open source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source licenses contain requirements that their users make the source code available for modifications or derivative works or other compliance requirements. Therefore, if Vexigo combines its proprietary software with open source software subject to certain licenses in a certain manner, it could, under these open source licenses, be required to release the source code of its proprietary software to the public. This would allow Vexigo’s competitors to create similar solutions with less development effort and time and ultimately put Vexigo at a competitive disadvantage.

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

It is possible that third parties will claim infringement by us of their intellectual property rights regarding both the telecommunications industry and the advertising industry.  We believe that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segments grows and the functionality of products in different industry segments overlaps. As a result of the Vexigo acquisition, Vexigo’s business and financial condition may become more visible, which may result in threatened or actual litigation, including by competitors and other third parties.

Regardless of whether claims that we are infringing patents or infringing or misappropriating other intellectual property rights have any merit, these claims are time-consuming and costly to evaluate and defend, and can impose a significant burden on management and employees. The outcome of any litigation is inherently uncertain, and we may receive unfavorable interim or preliminary rulings in the course of litigation. There can be no assurances that favorable final outcomes will be obtained in all cases. Any such litigation could also cause product set-up or maintenance delays,  expose us to indemnification claims by our customers or require us to enter into royalty or licensing agreements.  Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. Some of Vexigo’s competitors for example have substantially greater resources than we do and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could.  If there is a successful claim of product infringement against us and we are not able to license the infringed or similar technology, our business, operating results and financial condition would be adversely affected.  We cannot assure you that we are not infringing or violating any third-party intellectual property rights.

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

In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum (Brexit). The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could continue for a few years after the government of the United Kingdom formally initiates a withdrawal process. Nevertheless, the referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, and has given rise to calls for certain regions within the United Kingdom to preserve their place in the European Union by separating from the United Kingdom as well as for the governments of other EU member states to consider withdrawal.

These developments, or the perception that any of them could occur, could have a material adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility.

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

We are based in Israel and generate a large percentage of our sales in the United States.  Our sales in the United States accounted for 79.8%, 77.8% and 48.8% of our total revenues for the years ended December 31, 2014, 2015 and 2016, respectively.  We may not be able to maintain or increase international market demand for our products.  To the extent that we cannot do so in a timely manner, our business, operating results and financial condition will be adversely affected.

International operations are subject to inherent risks, including the following:

•	the impact of recessionary environments in multiple foreign markets;

•	costs of localizing products for foreign markets;

•	foreign currency exchange rate fluctuations

•	longer receivables collection periods and greater difficulty in accounts receivable collection;

•	unexpected changes in regulatory requirements;

•	difficulties and costs of staffing and managing foreign operations;

•	reduced protection for intellectual property rights in some countries;

•	potentially adverse tax consequences; and

•	political and economic instability.

The foregoing factors may adversely affect our future revenues from international operations and, as a result, adversely affect our business, operating results and financial condition.

The base erosion and profit shifting, or BEPS, project undertaken by the Organization for Economic Cooperation and Development, or OECD, may have adverse consequences on our tax liabilities. The BEPS project contemplates changes to numerous international tax principles, as well as national tax incentives, and these changes, if adopted by individual countries, could adversely affect our provision for income taxes. It is hard to predict how the principles and recommendations developed by the OECD in the BEPS project will translate into specific national laws, and therefore we cannot predict at this stage the magnitude of the effect of such rules on our financial results.

In the United States, the new Trump Administration has called for substantial change to fiscal, tax and trade policies that may adversely affect our business. We cannot predict the impact, if any, of these changes to our business. However, it is possible that these changes could adversely affect our business.

We may be adversely affected by fluctuations in currency exchange rates.

While our revenues are generally denominated in U.S. dollars and Euros, a significant portion of our expenses, primarily salaries, is incurred in NIS.  From time to time, we may enter into hedging transactions in order to mitigate such fluctuations. Any hedging transactions that we enter into may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.  In addition, if, for any reason, exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, our business could be adversely affected.  Currency fluctuations in the future may adversely affect our revenues from international sales and, consequently, on our business, operating results and financial condition.

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

If Vexigo grows its business, we expect that it will continue to invest in technology services, hardware and software, including data centers, network services, storage and database technologies. Creating the appropriate support for Vexigo’s technology platform, including Big Data and computational infrastructure, is expensive and complex, and its execution could result in inefficiencies or operational failures and increased vulnerability to cyber-attacks, which, in turn, could diminish the quality of Vexigo’s services and its performance for advertisers. Cyber-attacks could include denial-of-service attacks impacting service availability (including the ability to deliver ads) and reliability; the exploitation of software vulnerabilities in internet facing applications; social engineering of system administrators (tricking company employees into releasing control of their systems to a hacker); or the introduction of computer viruses or malware into Vexigo’s systems with a view to steal confidential or proprietary data. Cyber-attacks of increasing sophistication may be difficult to detect and could result in the theft of Vexigo’s intellectual property and its data or its advertisers’ data. In addition, Vexigo is vulnerable to unintentional errors as well as malicious actions by persons with authorized access to its systems that exceed the scope of their access rights, or unintentionally or intentionally alter parameters or otherwise interfere with the intended operations of its platform. The steps Vexigo takes to increase the reliability, integrity and security of its systems as they scale may be expensive and may not prevent system failures or unintended vulnerabilities resulting from the increasing number of persons with access to its systems, complex interactions within its technology platform and the increasing number of connections with third party partners and vendors’ technology. Operational errors or failures or successful cyber-attacks could result in damage to Vexigo’s reputation and loss of current and new advertisers and other business partners which could harm our business. In addition, we could be adversely impacted by outages and disruptions in the online platforms of Vexigo’s key business partners, such as the real-time advertising exchanges, which Vexigo relies upon for access to advertising space.

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

Our success depends substantially upon the continued retention of certain key personnel.

We depend to a significant extent on the efforts and abilities of our senior management team and on our skilled professional and technical employees.  The competition for these employees is intense.  We may not be able to retain our present employees, or recruit additional qualified employees as we require them.  The loss of any key member of our management team might significantly delay or prevent the achievement of our business or development objectives.  Any failure to attract and retain key managerial, technical and research and development personnel could adversely affect our ability to generate sales, deploy our products or successfully develop new products and enhancements. In addition, the loss, for any reason, of the services of any of these key individuals and any negative market or industry perception arising from such loss, could damage our business and harm our reputation.

In February 2017, we announced the departure of Orey Gilliam as our chief executive officer and the appointment of Alon Mualem as interim chief executive officer. In June 2016, Mr. Gilliam replaced Lior Salansky, who had served as our chief executive officer since January 2015.  Mr. Salansky replaced Alon Mualem who served as interim chief executive officer since May 2014 after the departure of Eytan Bar. The failure to find a satisfactory replacement for Mr. Gilliam could hinder our strategic planning, execution and future performance.

The 2015 Vexigo acquisition was structured as a share purchase rather than an asset purchase, which could expose us to additional liabilities; we will only be entitled to request limited indemnification from Vexigo’s former shareholders for damages arising out of the Vexigo acquisition and may be subject to indemnification claims from such former shareholders.

Except under specific circumstances, we are entitled to indemnification from Vexigo’s former shareholders for damages resulting from certain breaches of representations and warranties and of the Vexigo SPA that are limited in amount and time.  The majority of the representations and warranties under the Vexigo SPA expired during 2016 and limited representations and warranties, mainly with respect to tax and intellectual property, survive until 36 months from the closing date of the Vexigo acquisition. In addition, the Vexigo SPA provides for our obligation to indemnify the former shareholders for damages resulting from certain breaches of representations and warranties and of the Vexigo SPA that, except under specific circumstances, are also limited in amount and time.  Our indemnification liability, other than under specific circumstances, is currently limited to tax issues and is limited until 36 months following closing of the Vexigo acquisition. To the extent our damages are higher than the amounts set forth in the Vexigo SPA or are discovered after the expiration of the relevant representation or warranty, we will not be entitled to indemnification. To the extent Vexigo’s former shareholders incur damages, we may be subject to indemnification obligations. The Vexigo acquisition was structured as a share acquisition rather than an asset acquisition, and we also acquired the shares of an additional company that held Vexigo shares. The purchase of shares, as opposed to an acquisition of assets could expose us to additional liabilities which are unrelated to the current business of Vexigo. Any such occurrences may have a material adverse effect on our financial position.

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

We believe that Vexigo is entitled to benefit from a reduced corporate tax rate under the Israeli privileged enterprise program. Under this program, a portion of Vexigo’s income is subject to reduced corporate tax rates in Israel. In order to become eligible for the tax benefits for “Privileged Enterprises,” Vexigo is required to meet certain conditions stipulated in the Israeli Law for the Encouragement of Capital Investments, 5719-1959, as amended, and the regulations promulgated thereunder. The view of the Israeli Tax Authority, or ITA, may be different and Vexigo’s entitlement to the tax benefits can be revoked or reduced with retroactive effect, which would result in adverse tax consequences both for past and future tax years. Further, these tax benefits may be reduced or discontinued in the future and in such case, Vexigo’s Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies was 26.5% in 2015 and, commencing January 1, 2016, was set at 25%. Recently, the regular corporate tax rate was further reduced to 24% in 2017 and it is expected to be 23% in 2018.

Actual results could differ from the estimates and assumptions that we use to prepare our financial statements.

In order to prepare our financial statements in conformity with accounting principles generally accepted in the United States, or U.S. GAAP, our management is required to make estimates and assumptions, as of the date of the financial statements, which affect the reported values of assets and liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. Areas that require significant estimates by our management include contract costs and profits, application of percentage-of-completion accounting, provisions for uncollectible receivables and customer claims, impairment of long-term assets, goodwill impairment, valuation of assets acquired and liabilities assumed in connection with business combinations, accruals for estimated liabilities, including litigation and insurance reserves, and stock-based compensation. Our actual results could differ from, and could require adjustments to, those estimates.

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

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “MTSL.”  To continue to be listed on the NASDAQ Capital Market, we need to satisfy a number of conditions, including a minimum closing bid price per share of $1.00 for 30 consecutive business days and shareholders’ equity of at least $2.5 million.  On February 22, 2017, we were notified that that we were not in compliance with NASDAQ’s requirement that listed securities maintain a minimum bid price of $1.00 per share.  We have a period of 180 calendar days, until August 21, 2017, to achieve compliance by meeting the applicable standard for a minimum of ten consecutive business days.  If we are not deemed in compliance before the expiration of the 180 day compliance period, NASDAQ may afford us an additional 180 day compliance period, provided that on the 180th day of the first compliance period we have demonstrated that we meet all applicable standards for initial listing on the NASDAQ Capital Market (except the bid price requirement) based on our most recent public filings and market information.  In addition, as of December 31, 2016 our shareholders’ equity was $1.9 million and we may not be able to reach the minimum shareholders’ equity required for continued listing by NASDAQ in the timeframe prescribed by NASDAQ. If we are delisted from NASDAQ, trading in our ordinary shares would be conducted on a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

A few of our shareholders who are also members of our Board, may have a significant influence over our business prospects. Future disagreements among these Board members may delay or prevent certain business developments.

Mr. Haim Mer, the Chairman of our Board of Directors, and his wife, Mrs. Dora Mer, currently beneficially own approximately 15.9% of our outstanding ordinary shares. The Info Group, Inc. (formerly AnchorPoint, Inc.) whose principal shareholder, Mr. Roger Challen, is one of our directors, currently beneficially owns 12.4% of our outstanding shares. Mr. Tzvika Friedman, who is one of our directors, currently beneficially owns 6.9% of our outstanding shares. As a result, each of these shareholders has a significant influence over the election of our Board of Directors and over our business and affairs. Any future disagreements between these board members in connection with our business and affairs, including with respect to any determinations relating to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends, may delay or prevent certain of these developments and thereby harm our future prospects and results of operations.  This concentration of ownership may also adversely affect our share price, especially if these shareholders sell substantial amounts of our ordinary shares.  Our current officers and directors beneficially own, collectively, 3,951,057 ordinary shares, or approximately 44.1 percent of our outstanding shares.

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

For U.S. federal income tax purposes, we may be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) for the taxable year produce or are held for the production of passive income.  We believe that we were not a PFIC in 2016 and we do not expect to become a PFIC in future years. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. For more information please see “Item 10. Additional Information – E. Taxation - United States Federal Income Taxation – Passive Foreign Investment Companies.”

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

In recent years, there have been hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel causing casualties and disruption of economic activities. In addition, Israel faces threats from more distant neighbors, in particular, Iran. Also, in recent years riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect our business, financial condition and results of operations in the future.

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

We report our financial results in dollars, while a significant portion of our expenses, primarily salaries, are paid in NIS.  Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS.  The appreciation of the NIS against the U.S. dollar will result in an increase in the U.S. dollar cost of our NIS expenses.  We are also influenced by the timing of, and the extent to which, any increase in the rate of inflation in Israel over the rate of inflation in the United States is not offset by the devaluation of the NIS in relation to the dollar.  Our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel.  In the past, the NIS exchange rate with the dollar and other foreign currencies had fluctuated, generally reflecting inflation rate differentials.  We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS against the dollar.  If the U.S. dollar cost of our operations in Israel increases, our dollar measured results of operations will be adversely affected.  From time to time, we engage in currency-hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our financial position and results of operations.  However, any such hedging transaction may not materially reduce the effect of fluctuations in foreign currency exchange rates on such results.

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

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and Israeli law.  These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, each shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters.  Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval.  In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company has a duty of fairness toward the company.  However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is limited case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

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

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules. We follow Israeli law and practice instead of the NASDAQ Stock Market Rules regarding the requirement to maintain a majority of independents directors and the director nomination process. Although we have on occasion sought and obtained shareholder approval as required under NASDAQ Stock Market Rules for certain dilutive events (such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company), we may in the future exercise our right to follow Israeli law and practice in connection with these matters. As a foreign private issuer listed on the NASDAQ Capital Market, we may also follow home country practice with regard to, among other things, compensation of officers and quorum at shareholders’ meetings. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission, or the SEC, each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

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

We are a worldwide provider of solutions for video advertising over the internet and mobile devices and of TEM and billing tools and solutions. Our TEM solutions assist enterprises and organizations in making smarter choices with their telecommunications spending at each stage of the service lifecycle, including allocation of cost, proactive budget control, fraud detection, processing of payments and spending forecasting.  Our converged billing solutions have been successfully implemented worldwide by wireless providers, Voice over Internet Protocol, Internet Protocol Television, mobile virtual network operators, or MVNOs, and content service providers. Our converged billing solutions include applications for charging and invoicing customers, interconnect billing and partner revenue management using pre-pay and post-pay schemes.

On December 30, 2008, we completed the acquisition of certain assets and liabilities of AnchorPoint, a Massachusetts-based provider of TEM solutions.  This acquisition has enabled us to expand our product offerings. The aggregate consideration paid for the acquisition at the closing date was the issuance of 24.4% of our outstanding shares on a post-transaction basis.

In April 2015, we acquired 100% of the outstanding shares of Vexigo, a privately-held Israeli-based software company supporting video advertising over the internet and mobile devices, which continues to operate as our wholly-owned subsidiary. For a discussion of the consideration paid to the shareholders of Vexigo and FPSV Holdings Ltd. (which held Vexigo shares), or FPSV. See Item 5B. “Operating and Financial Review and Prospects -- Liquidity and Capital Resources.”

B.   Business Overview

Industry Background

We are a global provider of services and solutions in video advertising over the internet and mobile devices and in the call accounting and telecom expense management (TEM) markets. We recently announced our intention to withdraw from the mobile virtual network enabler (MVNE), M2M/IoT and mobile money markets. Our TEM Suite helps organizations reduce operational expenses, improve productivity and optimize networks and services associated with communications networks and information technology.

Through Vexigo, we offer many advertising solutions, including delivery of video advertising campaigns to relevant, brand-receptive digital audiences. Vexigo manages and optimizes its customers’ digital marketing campaigns assisting them to maximize the effectiveness of every advertisement delivered to its target audience. Through its proprietary optimization platform, Vexigo is able to perform accurate analysis of video campaigns across different devices and ad exchanges, managing a significantly higher amount of campaigns, while driving better monetization for the digital media property owner.

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

Vexigo expects that television brand advertisers will in the future follow their target audiences onto digital video and allocate more of their budgets to digital video advertising. As new solutions address the challenges advertisers face with deploying digital video brand campaigns in a fragmented ecosystem, Vexigo believes this market is poised to capture increasing amounts of TV advertising dollars. U.S. digital video ad spending is expected to increase from $5.24 billion in 2014 to $16.69 billion in 2020, according to eMarketer Inc., a market research firm.

Products

Call Accounting and Telecommunications Expense Management Solutions for Enterprises

TEM Suite

Our TEM Suite is a solution that assists organizations to reduce their telecom spending, manage their telecom assets, bill internal and external customers, and monitor the quality of service of their telecom networks.  Our TEM Suite includes several modules that can be delivered as a SaaS.  The TEM Suite software platform encompasses the business processes conducted by IT and finance departments in acquiring, provisioning and supporting corporate telecommunications assets.  Solutions include software suites and the outsourcing of specific tasks to third-party service providers.  At the heart of any TEM offering is an automated software platform used by the business or by an external service provider managing a company’s telecom invoices and assets.  In September 2016, our TEM Suite won a 2016 Communications Solutions Products of the Year Award from TMC, a global, integrated media company.

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

Additional features and functions:

• Asset Management

• Cable Management

• Private Calls Management

• My Portal

• VOIP Quality of Service

• Proactive Alerts

• Tenant Resale

• Work Order Management

• Procurement Management

TEM Services

Map-to-WinSM Customer engagements begin with Map-to-WinSM, which is a strategic consulting approach for our TEM solution.  Map-to-WinSM enables organizations to effectively align their business goals with their people, processes and technology investments to assure that their expense management initiatives will be successful.  Our proprietary Map-to-WinSM approach ensures that proven business processes are used to define both the customer’s and our responsibilities during setup and implementation.  This enables our customers to maximize any process improvement opportunities and ensures that nothing is overlooked during this process.

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

Services

Cloud and Managed Services

Our Call Accounting and TEM solutions are offered either as a perpetual license or as a managed service.  Our operation in the U.S. provides cloud based call accounting, TEM managed services and MVNE services.

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

Vexigo intends to pursue its business model by, among other things:

•
continuing to leverage its business model and advanced proprietary technology as its customers allocate their digital marketing expenditure towards higher quality and more personalized exposures. Through its proprietary video optimization platform, Vexigo aims to attract new customers to its business, as well as capture a bigger share of its existing customers’ advertising budgets by providing optimized results for advertisers and higher revenue sharing arrangements for digital property owners;

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

Legacy Products

MVNE and Mobile Money Market

We currently provide services to MVNOs and assist them to reduce their time to market, focus on sales and marketing and reduce their initial capital expenses.  An MVNO is a wireless communications services provider that does not own radio spectrum or wireless network infrastructure.  Our MVNE solution allows MVNOs to reduce their time to market, focus on sales and marketing and reduce their initial capital expenses. Our MVNE solution has the following modules:

•	Product Catalog

•	Point Of Sale

•	Customer Service and Self Care

•	Asset management

•	Billing (prepaid and postpaid)

•	Reseller and distributor management.

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

Online Advertising Solutions’ marketing strategy is focused on increasing awareness of its platform and monetization tools in order to expand its customer base and increase advertiser and digital media owner loyalty. Vexigo sells to its customers primarily through its direct sales force personnel, who have established relationships with major ad agencies and direct relationships with advertisers, as well as digital media platform owners.

We sell our solutions worldwide through OEMs, distribution channels and our own direct sales force in the United States, Israel and Hong Kong, and through a network of local distributors in these and various other countries.  We employed 14 persons in sales and marketing and 26 persons in support as of December 31, 2016, as compared to 14 persons in sales and marketing and 26 persons in support as of December 31, 2015 and 12 persons in sales and marketing and 19 persons in support as of December 31, 2014.

We conduct a wide range of marketing activities aimed at generating awareness and leads. We maintain our websites (www.mtsint.com and www.vexigo.com), allowing for correspondence and queries from new potential customers as well as promoting support for our existing customer base.  The information on our websites is not incorporated by reference into this annual report. In addition, we participate in certain tradeshows in order to increase our exposure to other market participants and potential customers.

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

D.   Property, Plants and Equipment

Our executive offices and research and development facilities are located at 14 Hatidhar Street, Ra’anana, Israel. We lease 5,490 square feet under a lease that expires in March 2017 at an annual rental charge of approximately $128,000. We expect to enter into an extension of this lease until February 2018 in the near future.. In December 2017, we signed a new lease for our executive offices in Israel; however, as part of our cost-cutting measures, we have negotiated an agreement to cancel this lease in consideration of a payment of approximately $131,000.  Vexigo leases facilities in Nes Ziona, Israel under lease agreements whose current terms expire in April and September 2018 and in January 2019 and for which the aggregate annual rent amount is approximately $88,000. We are currently negotiating the downsize of the space leased in Nes Ziona due to the significant reduction in personnel that was effected in early 2017.

Our U.S. subsidiary, MTS IntegraTRAK, occupies approximately 2,944 square feet of space in River Edge, New Jersey for a monthly rental fee of approximately $4,800 that is expected to increase to a monthly rental fee of approximately $5,100 under a lease terminating in February 2019.  We also have an office in Glendale, California, where we occupy approximately 400 square feet of space, under a month-to-month lease for a monthly rental fee of approximately $750. In addition, we have an office in Powder Springs, Georgia, where we occupy approximately 4,800 square feet of space under a month-to-month lease for a monthly rental fee of approximately $4,700.

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

General

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  Transactions and balances originally denominated in dollars are presented at their original amounts.  Transactions and balances in other currencies are re-measured into dollars in accordance with the principles set forth in Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 830, “Foreign Currency Translation.”  The majority of our sales are made outside Israel in dollars.  In addition, substantial portions of our costs are incurred in dollars.  Since the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are re-measured using the foreign exchange rate at the balance sheet date.  Operational accounts and non‑monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The financial statements of certain subsidiaries, whose functional currency is not the dollar, have been translated into dollars.  All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date.  Statement of operations amounts have been translated using the average exchange rate for the period.  The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

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

Our converged billing solutions have been implemented worldwide by wireless providers, Voice over Internet Protocol, or VOIP,  Internet Protocol Television, or IPTV, MVNO and content service providers.  Our converged billing solutions include applications for charging and invoicing customers, interconnect billing and partner revenue management using pre-pay and post-pay schemes as well as IoT/M2M services and solutions. As part of our strategy to return to profitable operations, we intend to eliminate our non-profitable businesses of MVNE, M2M/IoT and Mobile Money solutions and services during 2017.

Video Advertising

Vexigo, which we acquired on April 1, 2015, is a provider of digital video advertising solutions for large and small brand advertisers, advertising agencies and for other businesses around the world that promote or sell products and/or services to consumers through digital media, such as websites, mobile apps and social media networks and digital media properties. Through a sophisticated platform of proprietary embedded software, data science and machine learning algorithms, Vexigo delivers video advertising campaigns to relevant, brand-receptive digital audiences.

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

Key Factors Affecting Our TEM and Billing Businesses

Our operations and the operating metrics discussed below have been, and will likely continue to be, affected by certain key factors as well as certain historical events and actions. The key factors affecting our business and our results of operations include, among others, competition, government regulation, the build out of infrastructures, macro‑economic and political risks, churn, seasonality, impact of currency fluctuations and inflation, effective corporate tax rate, conditions in Israel and trade relations. For further discussion of the factors affecting our results of operations, see “Risk Factors.”

Billing and MVNO Services

Our converged billing solutions include applications for charging and invoicing customers, interconnect billing and partner revenue management using pre-pay and post-pay schemes. In addition, we provide services to MVNOs and assist them to reduce their time to market, focus on sales and marketing and reduce their initial capital expenses.  The emergence of the MVNO model in various markets worldwide is mostly related to changes in regulations and in the ability of MVNOs to address new market segments that may increase their revenue streams. So far, we have been unsuccessful in replacing the revenues generated by our former principal MVNO customer, Simple Mobile that was acquired in 2012 and ceased using our services in 2013. The loss of Simple Mobile adversely affected our operating results and financial condition.

TEM Call Accounting Solutions

The majority of the TEM (Enterprise) Division revenues are derived from our TEM call accounting solutions, whose revenues declined each year from 2006 through 2014 and revenues for these products may not grow in the future. In July 2016, we signed a TEM managed services agreement with a U.S. state government that is expected to generate revenues of $718,000 over a 36-month period. If the market for our TEM solutions fails to grow or stabilize in the future, our business, operating results and financial condition would be adversely affected. Our future financial performance will be dependent to a substantial degree on the successful introduction, marketing and customer acceptance of our TEM call accounting solutions.

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

Competition

Vexigo operates in a dynamic and competitive market, influenced by trends in both the overall advertising industry as well as the digital video advertising market. Vexigo competes with networks such as Matomy, DMG, 24/7 and bRealTime, as well as other ad networks. Vexigo also faces competition from direct response advertising providers who seek to target brands. Some large advertising agencies, which may represent Vexigo’s current customers, build their own relationships with digital media properties and can directly connect advertisers with digital media properties. Other companies that offer analytics, mediation, exchange or other third party solutions are or may become intermediaries between advertisers and digital media properties and thereby compete with Vexigo. Two of the largest online service providers, Google and Facebook, account for  the significant majority of the revenues in the online advertising market, and control a substantial portion of the supply chain for online advertising spots. The smaller players, including Vexigo, compete over the remaining market share, including the remaining placement inventory and advertising customers. This competitive field requires Vexigo and its competitors to continuously advance technologically and develop or locate technological and other solutions

Proprietary Rights and Risks of Infringement

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

Results of Operations

The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2016	2015	2014
Revenues:
Telecom Product sales	11.1%	11.4%	19.7%
Telecom Services	42.6	40.9	80.3
Video Advertising, net	46.3	47.7	0
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Telecom Product sales	3.3	3.6	7.2
Telecom Services	16.0	17.3	33.7
Video Advertising	29.9	36.3	-
Total cost of revenues	49.2	57.2	40.9
Gross profit	50.8	42.8	59.1
Selling and marketing	16.6	15.1	26.4
Research and development	19.7	12.3	19.6
General and administrative	24.7	23.5	34.8
Goodwill and technology impairment, net of evaluation of contingent consideration	30.2	23.9	--
Operating loss	(40.4)	(32.0)	(21.7)
Financial expenses, net	(0.1)	(0.1)	(1.3)
Loss before taxes on income	(40.5)	(32.1)	(23.0)
Taxes on income (tax benefit)	(3.6)	1.3	0.8
Loss from continuing operations	(36.9)	(33.4)	(23.8)
Net income (loss) from discontinued operations	(0.2)	1.2	1.1
Loss	(37.1)	(32.2)	(22.7)

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

Revenue.  Revenues from products and services consist primarily of software license fees and advertising campaigns sales and revenues from services, including managed services, hosting, consulting, maintenance, training, professional services and support.  Revenues decreased by 4% to $14.1 million for the year ended December 31, 2016 from $14.7 million for the year ended December 31, 2015.  Revenues from video advertising segment decreased by 7.1% to $6.5 million, or 46.4% of our total revenues, for the year ended December 31, 2016 from $7.0 million, or 47.6% of our total revenues, for the year ended December 31, 2015.  This decrease in video advertising segment revenues is mainly attributable to the increased competition in the ad-tech market during 2016. Revenues from our Enterprise TEM segment decreased by 2.9% to $6.7 million, or 47.9% of our total revenues, for the year ended December 31, 2016 from $6.9 million, or 46.9% of our total revenues, for the year ended December 31, 2015.  Revenues from our Service Providers (Billing) segment increased by 12.5% to $0.9 million, or 6.4% of our total revenues, for the year ended December 31, 2016 from $0.8 million, or 5.4% of our total revenues, for the year ended December 31, 2015.  Revenues from products and services from our wholly-owned U.S. subsidiary, MTS IntegraTrak decreased by 1.7% to $5.9 million, or 42.1% of our total revenues, for the year ended December 31, 2016 from $6.0 million, or 40.8% of our total revenues, for the year ended December 31, 2015.

Cost of revenues.  Cost of revenues decreased by 17.9% to $6.9 million for the year ended December 31, 2016 from $8.4 million for the year ended December 31, 2015.  Cost of revenues of our video advertising segment consist primarily of cost of advertising spaces and salaries of employees engaged in on-going media activities. In the year ended December 31, 2016, the cost of revenues of our video advertising segment decreased by 20.8% to $4.2 million, compared to $5.3 million for the years ended December 31, 2015 due to the reduction in video advertising revenues during 2016 and the presentation of more transactions on a net basis. Cost of revenues of our Enterprise (TEM) and Service Providers (Billing) segments consist primarily of (i) production costs and payments to subcontractors; (ii) certain royalties and licenses payable to third parties (including Asentinel and the Israel Innovation Authority, formerly known as the Office of the Chief Scientist, of the Ministry of Industry, Trade and Labor of the State of Israel, or the IIA), (iii) professional services costs; and (iv) support costs.  Cost of revenues of our Enterprise (TEM) and Service Providers (Billing) segments decreased by 12.9% to $2.7 million for the year ended December 31, 2016, compared to $3.1 million for the years ended December 31, 2015, mainly due to reduced payments to subcontractors in 2016.

Research and Development.  Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities, outsourced subcontractor development and other related costs.  Research and development expenses increased by 55.6% to $2.8 million for the year ended December 31, 2016 from $1.8 million for the year ended December 31, 2015. The increase in research and development expenses is primarily attributable to additional research and development personnel and subcontractor expenses related mainly to Vexigo. Research and development expenses are presented net of capitalized expenses in the amount of $380,000 for the year ended December 31, 2016, compared to $411,000 capitalized expenses for the year ended December 31, 2015. As a result of cost-cutting measures implemented at the beginning of 2017, we expect that our research and development expenses will decrease in 2017 compared to 2016.

Selling and Marketing.  Selling and marketing expenses consist primarily of costs relating to sales representatives and their travel expenses, trade shows and marketing exhibitions and presales support.  Selling and marketing expenses increased by 4.5% to $2.3 million for the year ended December 31, 2016 from $2.2 million for the year ended December 31, 2015.  As a result of cost-cutting measures implemented at the beginning of 2017, we expect that our selling and marketing expenses will decrease in 2017 compared to 2016.

General and Administrative.  General and administrative expenses consist primarily of compensation costs for administrative, finance and general management personnel, professional fees and office maintenance and administrative costs.  General and administrative expenses were $3.5 million for each of the years ended December 31, 2016 and 2015.  As a result of cost-cutting measures implemented at the beginning of 2017, we expect that our general and administrative expenses will decrease in 2017 compared to 2016.

Goodwill and Technology impairment, net of evaluation of contingent consideration. In 2016, following an annual impairment test of goodwill and other intangible assets that we performed, and in light of the significant changes in the video advertising market, the reduced gross margins we experienced in the last months in 2016 and the decrease in the market price of our ordinary shares, we recognized $4.8 million of goodwill impairment and $3.7 million of technology impairment. We also reduced the contingent consideration payable to the former shareholders of Vexigo by $4.3 million following a re-evaluation of such commitment. In 2015, Following an annual impairment test of goodwill and other intangible assets that we performed, and in light of the significant changes in the video advertising market, the reduced gross margins in the video advertising business we experienced in the last months of 2015 and the decrease in the market price of our ordinary shares, we recognized $6.3 million of goodwill impairment and reduced the contingent consideration payable to the former shareholders of Vexigo by $2.8 million.

The terms of the Vexigo SPA, require us to pay the former Vexigo shareholders Earn-out Payments equal to 45% of the EBITDA from the Vexigo Products Line (as such term is defined in the Vexigo SPA) for a period of 5.5 years from the closing date of the acquisition of Vexigo, subject to certain limitations and up to a cap of $16 million. Under ASC 805-30-35-1, consideration transferred that is accounted for as part of the business combination transaction is adjusted for changes in the fair value of contingent consideration during the measurement period. As noted above, we performed a valuation study as of December 31, 2016 and December 31, 2015, and as a result, we reduced the contingent earn-out liability by $4.3 million and $2.8 million, respectively. Contingent consideration is classified as a liability and may be adjusted to fair value at each reporting date through the statements of operations, until the contingency is resolved and may therefore affect our results in the future.

Financial Income (Expenses), Net.  Financial income (expenses), net consists primarily of interest income on bank deposits, foreign currency translation adjustments, other interest charges and the financial income (expenses) from option contracts or other foreign hedging arrangements.  We recorded $17,000 of financial expenses, net for each of the years ended December 31, 2016 and 2015. Our financial expenses in 2016 and 2015 are primarily attributable to exchange rate and foreign currency translation adjustments.

Taxes on Income.  We recorded a tax benefit of $(507,000) for the year ended December 31, 2016, compared to taxes on income of $194,000 for the year ended December 31, 2015.  Our tax benefit for the year ended December 31, 2016 is primarily attributable to the realization of deferred tax liability related to the video advertising technology that was impaired this year. Our taxes on income for the year ended December 31, 2015 are primarily attributable to Vexigo’s income taxes and changes in deferred tax liability.

Net Income (Loss) from Discontinued Operations.  We recorded expenses from discontinued operations of $27,000 in the year ended December 31, 2016, compared to net income from discontinued operations of $177,000 in the year ended December 31, 2015.

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

Cost of revenues.  Cost of Revenues increased by 189.7% to $8.4 million for the year ended December 31, 2015 from $2.9 million for the year ended December 31, 2014.  The increase in cost of revenues in 2015 is primarily attributable to the acquisition of Vexigo. Cost of revenues of our Enterprise (TEM) and Service Providers (Billing) segments increased by 6.9% to $3.1 million for the year ended December 31, 2015 compared to $2.9 million for the years ended December 31, 2014. Cost of revenues from Vexigo’s Video Advertising solution were $5.3 million for the period since the date of acquisition and until the end of 2015.

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

The terms of the Vexigo SPA, require us to pay the former Vexigo shareholders Earn-out Payments equal to 45% of the EBITDA from the Vexigo Products Line (as such term is defined in the Vexigo SPA) for a period of 5.5 years from the closing date of the acquisition of Vexigo, subject to certain limitations and up to a cap of $16 million. Under ASC 805-30-35-1, consideration transferred that is accounted for as part of the business combination transaction is adjusted for changes in the fair value of contingent consideration during the measurement period. We performed a valuation study as of December 31, 2015 and as a result, we reduced the contingent earn-out liability by $2.8 million. Contingent consideration is classified as a liability and may be adjusted to fair value at each reporting date through the statement of operations, until the contingency is resolved and may therefor affect our results in the future.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2012	1.6	(2.3)	3.9
2013	1.9	(7.0)	8.9
2014	(0.2)	12.0	(12.3)
2015	(1.0)	0.3	(1.3)
2016	(0.2)	(1.5)	1.3

A depreciation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are linked to the dollar.  This depreciation of the NIS in relation to the dollar also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar.  Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.  The NIS depreciated relative to the dollar by 12% in 2014, by 0.3% in 2015 and appreciated by 1.5% in 2016. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results.  We cannot assure you that in the future our results of operations will not be materially adversely affected by currency fluctuations.

In 2016, we entered into forward, call and put option contracts in the amount of $8.2 million that converted a portion of our floating currency liabilities to a fixed rate basis, which reduced the impact of the currency changes on our cash flow.  The purpose of our foreign currency hedging activities is to protect us from the risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. Our put option contracts did not qualify as hedging instruments under ASC 815. Changes in the fair value of put option contracts are reflected in the consolidated statement of comprehensive income as financial income or expense.  In 2016, we recorded approximately $6,000 of financial income with respect to such transactions in our consolidated statements of operations.

Conditions in Israel

We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel.  See Item 3D. “Key Information – Risk Factors – Risks Relating to Operations in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation.  Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members.  Israel is also a member of the OECD, an international organization whose members are governments of mostly developed economies.  The OECD’s main goal is to promote policies that will improve the economic and social well-being of people around the world.  In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan.  These preferences allow Israel to export products covered by such programs either duty‑free or at reduced tariffs.

Israel and the European Union Community concluded a Free Trade Agreement in July 1975, which confers certain advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years.  In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area.  The Free Trade Area has eliminated all tariff and specified non‑tariff barriers on most trade between the two countries.  On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as EFTA, established a free‑trade zone between Israel and the EFTA nations.  In November 1995, Israel entered into a new agreement with the European Union, which includes re-defining of rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union.  In recent years, Israel has established commercial and trade relations with a number of other nations, including China, India, Russia, Turkey and other nations in Eastern Europe and Asia.

Effective Corporate Tax Rate

The Israeli corporate tax rate was 25% in 2013.  The corporate tax rate increased to 26.5% in 2014 and 2015 and was reduced to 25% as of January 1, 2016. The Israeli Parliament on December 22, 2016, approved the Israeli Budgetary Law for 2017 and 2018, or the Budget Law. The Budget Law reduces the regular corporate tax rate from 25% to 24% in 2017 and 23% in 2018. The Budget Law also introduces two new tax incentive regimes for companies with qualifying operations under the Investment Law in addition to several changes to the current tax incentive regimes.

Certain of our activities have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended, commonly referred to as the Investment Law, and, consequently, are eligible, subject to compliance with specified requirements, for tax benefits beginning when such facilities first generate taxable income.  Subject to certain restrictions, we are entitled to a tax exemption in respect of income derived from our approved facilities for a period of two years, commencing in the first year in which such income is earned, and will be entitled to a reduced tax rate of 10%-25% for an additional five to eight years if we qualify as a foreign investors’ company.  If we do not qualify as a foreign investors’ company, we will instead be entitled to a reduced rate of 25% for an additional five, rather than eight, years. In December 2010, the "Knesset" passed the Investment Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among other things, amendments to the Investment Law. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the company's entire preferred income. Vexigo chose to adopt this amendment and we believe it is entitled to benefit from a reduced corporate tax rate under the amendment. The company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011, 2012 and 2013 - 15% (in development area A - 10%); 2014 and thereafter - 16% (in development area A - 9%).

 Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties.  Under Israeli tax law, the results of our foreign consolidated subsidiaries cannot be consolidated for tax purposes.

B.   Liquidity and Capital Resources

As of December 31, 2016, we had $1.5 million in cash and cash equivalents, $136,000 in marketable securities and a working capital deficiency of $1.6 million, compared to $3.4 million in cash and cash equivalents, $134,000 in marketable securities and a working capital deficiency of $(0.4) million as of December 31, 2015.  Our marketable securities are pledged to secure future rent payments for our facilities in Israel.  The decrease in our working capital at December 31, 2016 was primarily attributable to our operating results in 2016 and the current liabilities incurred and cash paid as part of the Vexigo acquisition.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2016	2015	2014
	(in US$ thousands)
Net cash provided by (used in) operating activities from continuing operations	(726)	818	(1,482)
Net cash used in investing activities	(1,910)	(2,789)	(37)
Net cash provided by financing activities	700	551	14
Net (decrease) in cash and cash equivalents	(1,936)	(1,420)	(1,505)
Cash and cash equivalents at beginning of period	3,444	4,864	6,369
Cash and cash equivalents at end of period	1,508	3,444	4,864

Net cash used in operating activities from continuing operations was approximately $726,000 for the year ended December 31, 2016, compared to net cash provided by operating activities from continuing operations of $818,000 for the year ended December 31, 2015.  The cash used in operating activities in 2016 is primarily attributable to the increase in trade receivables, compared to cash provided by operating activities in 2015 that is primarily attributable to the expenses and losses that are not cash based such as amortization and impairment of goodwill. The net cash provided by operating activities in 2015 was $818,000, compared to net cash used in operating activities from continuing operations of approximately $1.5 million for the year ended December 31, 2014. The increase in cash provided by operating activities in 2015 compared to cash used in operating activities in 2014 is primarily attributable to the expenses and losses that are not cash based such as amortization and impairment of goodwill.

Net cash used in investing activities was approximately $1.9 for the year ended December 31, 2016, primarily attributable to cash paid to Vexigo’s former shareholders and capitalization of software development costs. Net cash used in investing activities for the year ended December 31, 2015 was approximately $2.8 million, primarily attributable to the acquisition of Vexigo. Net cash used in investing activities was approximately $37,000 for the year ended December 31, 2014, primarily attributable to purchase of property and equipment.

Net cash provided by financing activities was approximately $700,000 for the year ended December 31, 2016, attributable to proceeds from the private placement consummated in May 2016. Net cash provided by financing activities was approximately $551,000 and approximately $14,000 for the year ended December 31, 2015 and December 31, 2014, respectively. In 2015, net cash provided by financing activities was attributable to the proceeds from the private placement consummated in May 2015 and proceeds received from employee stock option exercises. In 2014, net cash provided by financing activities was attributable to the proceeds received from employee stock option exercises.

In April 2015, we acquired 100% of the outstanding shares of Vexigo, a privately-held Israeli-based software company supporting video advertising over the internet and mobile devices, which continues to operate as our wholly-owned subsidiary. We paid cash consideration of $3 million at closing. According to the original terms of the Vexigo SPA, we agreed to pay the former Vexigo shareholders two installments of $500,000 each on July 1, 2015 (that was initially postponed to August 15, 2015) and on October 1, 2015 and to distribute to the former shareholders the net working capital of Vexigo as of the closing of the acquisition. In September 2015, the former Vexigo shareholders agreed that payment of the two remaining installments would be postponed until January 1, 2016, conditioned on the payment to the former Vexigo shareholders of $200,000 in September 2015 and of $100,000 on the 10th day of each of October, November and December 2015, or $500,000 in the aggregate, on account of the pre-closing obligation of Vexigo to pay the previously declared dividend to its shareholders. The Vexigo SPA also provides for earn-out payments equal to 45% of the EBITDA from the Vexigo Products Line, over a 5.5 year period from the closing date, up to a cap of $16 million.

In February 2016, we renegotiated and extended again the payment schedule for the consideration due to be paid to the former shareholders of Vexigo. The agreed upon extension provides for the payment of $400,000 in February 2016, additional payments of $100,000 on the 10th day of each month commencing in April 2016 and ending in March 2017 ($1.2 million in the aggregate), a payment of $300,000 on May 10, 2017, a payment of $400,000 on July 10, 2017, and the remaining balance, including a final payment of $300,000 and any earn out payment on October 10, 2017.  In addition, in the event that we will have a cash balance (not including any draw down from our bank credit line) as of July 10, 2016, or on the 10th day of any succeeding month, in excess of: (i) $3.3 million, we will pay a one-time pre-payment of $300,000 on account of the payments scheduled to be made in 2017; or (ii) if the cash balance is equal to or exceeds $4.0 million, we will pay a one-time pre-payment of the lesser of $900,000 or the remaining balance that is owed to the former Vexigo shareholders. The parties also agreed that if, at any time, our cash balance is lower than $2.5 million, we shall stop all payments until our cash balances return to that level.

Under the Vexigo Plan, a payment of $400,000 was made in February 2016, and additional payments of $100,000 were agreed to be paid on the 10th day of each month commencing in April 2016 and ending in March 2017 ($1.2 million in the aggregate). In addition, the Vexigo Rescheduling Plan contemplated a payment of $300,000 on May 10, 2017, a payment of $400,000 on July 10, 2017, and a payment of the remaining balance, including a final payment of $300,000 and any earn out payments, on October 10, 2017.

As part of our efforts to improve our financial position, we included an option in the Vexigo Rescheduling Plan for the former Vexigo shareholders to participate in a private placement of our ordinary shares, or the Private Placement. The Vexigo Rescheduling Plan provided that in the event the Private Placement is consummated, we would accelerate the payment of $500,000 to the former Vexigo shareholders on account of the pre-closing obligation of Vexigo and FPSV to pay a previously declared dividend to them. The former Vexigo shareholders participating in the Private Placement agreed to immediately invest the net amount (after tax deductions in accordance with applicable law) of that payment in the Private Placement.

Following our discussions with the former Vexigo shareholders concerning the Vexigo Rescheduling Plan and the terms of the Private Placement, they requested that other members of management also participate in the Private Placement as a vote of confidence in our company. Mr. Haim Mer, our Chairman of the Board, Mr. Roger Challen, a member of our Board of Directors, and Mr. Lior Salansky, our former CEO, agreed to participate in the Private Placement, under the same terms negotiated by us and the former Vexigo shareholders. In May 2016, we completed the Private Placement consisting of 648,475 ordinary shares, constituting approximately 7.5% of our then outstanding ordinary shares, for an aggregate investment of approximately $700,000. The price paid per share of $1.08 was equal to the closing price of an ordinary share on the NASDAQ Capital Market on Tuesday, May 17, 2016. The private placement was approved by our shareholders at the Extraordinary General Meeting of Shareholders held on May 16, 2016. The shares were sold to the former shareholders of Vexigo and to Mr. Haim Mer, (our Chairman of the Board), Mr. Roger Challen (a member of the Board) and Mr. Lior Salansky (our former CEO). The proceeds from the private placement provided us with additional working capital and were used to reduce the amounts due to the former shareholders of Vexigo.

During 2016 (through August 10, 2016), we paid $900,000 to the former Vexigo shareholders in accordance with the Vexigo Rescheduling Plan. In addition, during May 2016, $400,000 (net amount after tax of an aggregate amount of $500,000 owed to the former Vexigo shareholders) was invested in MTS shares, as part of a private placement. In September, 2016, we informed the former Vexigo shareholders that we are stopping payments under the Vexigo Rescheduling Plan as, pursuant to the terms of such plan, we are entitled to stop all payments in the event our cash balance is lower than $2.5 million. We have not yet resumed payments to the former Vexigo shareholders and are unable to anticipate when and if such payments will be resumed.

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

In addition, Mr. Lior Salansky, our former chief executive officer who acted as a consultant to our Board of Directors in connection with prospective acquisitions, received a warrant to acquire 2% of our outstanding ordinary shares (based on the number of shares outstanding prior to the closing of the Vexigo acquisition), with an exercise price equal to the market price of our ordinary shares at the signing of the Vexigo SPA ($0.96 per share), having a term five years and which may be exercised on a cashless basis.

Our capital expenditures for the years ended December 31, 2014, 2015 and 2016 were approximately $1.4 million, $1.9 million and $2.9 million, respectively. These expenditures were principally for research and development equipment, office furniture and equipment and leasehold improvements.

We anticipate that our cash on hand and cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for at least 12 months. In the event we are  not successful in generating sufficient cash from our current operations, we may be required to obtain financing from outside sources or reduce our level of operations.

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

Advertising Revenues - Vexigo specializes in video advertising solutions for online and mobile platforms, engaging multiple ad formats and interactive ad units. Vexigo recognizes revenue when all four revenue recognition criteria have been met: persuasive evidence of an arrangement exists, services are rendered, the fee or price charged is fixed or determinable and collectability is reasonably assured. Revenues for video advertising are recognized based on SAB 104 and ASC 605-45 "Principal Agent Considerations". ASC 605-45 addresses whether a company should recognize revenue based on (a) the gross amount billed to a customer because it has earned revenue from the sale of the goods or services or (b) the net amount retained (that is, the amount billed to a customer less the amount paid to a publishers) because it has earned a commission or fee. The determination of whether revenues should be reported on a gross or net basis is based on an assessment of whether the company is acting as the principal or an agent in the transaction. In determining whether the company acts as the principal or an agent, Vexigo follows the accounting guidance for principal-agent considerations. While none of the factors identified in this guidance is individually considered presumptive or determinative, Vexigo has determined that in certain  transactions, Vexigo is the primary obligor and has a structured inventory risk resulting from the fact that not all purchased ad spaces will be sold. Accordingly, revenue from this activity should recorded as the gross amount billed to a customer because Vexigo has earned revenue from the sale of the services. On the other hand, in arrangements that Vexigo is not the primary obligor in the transaction and has no inventory risk, due to the fact that Vexigo has the right to return ad spaces that it can't sell, revenues are recognized on the net amount retained.

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

Contingent earn-out consideration. The terms of the Vexigo SPA, require us to pay the former Vexigo shareholders Earn-out Payments, equal to 45% of the EBITDA from the Vexigo Products Line for a period of 5.5 years from the closing date of the Vexigo acquisition, subject to certain limitations and up to a cap of $16 million. We performed a valuation study as of December 31, 2016 and December 31, 2015 and as a result, we reduced the contingent earn-out liability by $4.3 million and $2.8 million, respectively, resulting in the write-off/elimination of the entire amount recorded as contingent earn-out in connection with our acquisition of Vexigo.

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

Based on estimates of future taxable profits and losses in the tax jurisdictions that we operate, we determined that a valuation allowance of $6.4 million is required for tax loss carryforwards and other temporary differences as of December 31, 2016.  If these estimates prove inaccurate, a change in the valuation allowance could be required in the future.

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

We operate in three operating segments, which also comprise our reporting units: Enterprise, Service Providers and Video Advertising. Our goodwill balance is assigned to our Enterprise and Video Advertising reporting units.

In light of the decrease in our share price in the NASDAQ Capital Market and negative changes in the Video Advertising market through the year end that continued into the first months of 2017, we performed an impairment test as of December 31, 2016. Consequently, we concluded that the carrying value of the Video Advertising reporting unit exceeded its fair value, and therefore, an impairment of goodwill existed and the second step of the goodwill impairment test was required. As a result of the impairment test to the Video Advertising reporting unit, we recorded an impairment charge of technology of $3.7 million (before tax affect) and a goodwill impairment charge of $4.8 million in 2016 (before a $4.3 million decrease in contingent consideration payable to the former shareholders of Vexigo following a re-evaluation of this contingent liability).  As a result of our impairment testing of our Video Advertising reporting unit as of December 31, 2015, we recorded a goodwill impairment charge in the amount of $6.3 million in 2015 (before a $2.8 million decrease of the contingent consideration payable to the former shareholders of Vexigo following a re-evaluation of this contingent liability). We did not identify any impairments in our other reporting units in either 2016 or 2015.

Critical estimates in valuing our reporting units include, but are not limited to, future expected cash flows from each reporting unit and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.
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

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable, but these estimates are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets subject to amortization. During 2014, 2015 no impairment losses were identified. During 2016, as a result of the impairment test to the Video Advertising reporting unit, we recorded an impairment charge of technology of $3.7 million (before tax affect).

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

Capitalized development costs. We recognize capitalized development costs in accordance with ASC 350-40 "Capitalized Development Costs". Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and we intend to and have sufficient resources to complete development and use or sell the asset. The expenditures capitalized include the direct labor costs that are directly attributable to preparing the asset for its intended use. Other development expenditure are recognized in profit or loss as incurred. Capitalized development expenditures are measured at cost less accumulated amortization and accumulated impairment losses. In light of the decrease in our share price in NASDAQ Capital Market and negative changes in the Video Advertising market through the year end that continued into the first months of 2017, we performed an impairment test as of December 31, 2016. As a result of the impairment test to the Video Advertising reporting unit, our total capitalized development costs was fully impaired as of December 31, 2016.

 Stock based compensation. We apply ASC 718 "Compensation - Stock compensation," and ASC 505-50 "Equity-Based Payments to Non-Employees," with respect to options and warrants issued to non-employees. ASC 718 requires companies to estimate the fair value of stock-based awards on the date of grant using an option-pricing model, where applicable.  Stock-based compensation expense recognized in our consolidated statements of operations for the three years ended December 31, 2016 include compensation expense for stock-based awards granted based on the grant date fair value estimated in accordance with the provisions of ASC 718.

We recognize these compensation costs net of a forfeiture rate and recognize the compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period for each separately vesting portion of the award, which is the option vesting term of four years.  ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  We estimate the fair value of stock options granted using the Black-Scholes-Merton option pricing model.  Stock-based compensation expense recognized under ASC 718 and ASC 505-50 were approximately $69,000, $117,000 and $205,000 for the years ended December 31, 2014, 2015 and 2016, respectively.

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled in consideration for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method.

 In April 2016, FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. ASU 2016-10 covers two specific topics: performance obligations and licensing. This amendment includes guidance on immaterial promised goods or services, shipping or handling activities, separately identifiable performance obligations, functional or symbolic intellectual property licenses, sales-based and usage-based royalties, license restrictions (time, use, geographical) and licensing renewals. In addition, in May 2016, FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which is intended to not change the core principle of the guidance in Topic 606, but rather affect only the narrow aspects of Topic 606 by reducing the potential for diversity in practice at initial application and by reducing the cost and complexity of applying Topic 606 both at transition and on an ongoing basis. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date of the new revenue standard for periods beginning after December 15, 2016 to December 15, 2017, with early adoption permitted but not earlier than the original effective date. Accordingly, the updated standard is effective for our company in the first quarter of 2018 and we do not plan to early adopt. We have not yet selected a transition method and we are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures.

While we are continuing to assess all potential impacts of the new standard, we currently believe the most significant impact relates to our accounting for arrangements that include software licenses bundled with maintenance and support. Under current GAAP, the revenue attributable to these software licenses is recognized ratably over the term of the arrangement because VSOE does not exist for the undelivered maintenance and support element as it is not sold separately. The requirement to have VSOE for undelivered elements to enable the separation of revenue for the delivered software licenses is eliminated under the new standard. Accordingly, under the new standard we will be required to recognize as revenue a portion of the arrangement fee upon delivery of the software license. Except for the changes above, we currently expect that revenue related to the product, services and cloud offerings to remain substantially unchanged. However, we are is still in the process of evaluating the impact of the new standard on these arrangements and additional changes may be identified. Due to the complexity of certain of our contracts, the actual revenue recognition treatment required under the new standard for these arrangements may be dependent on contract-specific terms and may vary in some instances.

In November 2015, the FASB issued ASU No. 2015-17, "Income Taxes – Balance Sheet Classification of Deferred Taxes,” or ASU 2015-17. The purpose of the standard is to simplify the presentation of deferred taxes on a classified balance sheet.  Under current GAAP, deferred income tax assets and liabilities are separated into current and noncurrent amounts in the balance sheet.  The amendments in ASU 2015-17 require that all deferred tax assets and liabilities be classified as noncurrent in the balance sheet.  ASU 2015-17 is effective for interim and annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Companies can adopt the guidance either prospectively or retrospectively. We elected to early adopt the new guidance beginning in the year ended December 31, 2016.

In February 2016, the FASB issued ASU 2016‑02—Leases (ASC 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether a lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of‑use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales‑type leases, direct financing leases and operating leases. The ASU is expected to impact our consolidated financial statements as we have certain operating lease arrangements. ASC 842 supersedes the previous lease standard, ASC 840 Leases. The standard is effective on January 1, 2019, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09 “Improvements to Employee Share-Based Payment Accounting”. This ASU affects entities that issue share-based payment awards to their employees. The ASU is designed to simplify several aspects of accounting for share-based payment award transactions which include the income tax consequences, classification of awards as either equity or liabilities, classification on the statement of cash flows and forfeiture rate calculations. ASU 2016-09 will become effective for us in the annual period ending August 31, 2018. Early adoption is permitted in any interim or annual period. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In August 2016, FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 eliminates the diversity in practice related to the classification of certain cash receipts and payments for debt prepayment or extinguishment costs, the maturing of a zero coupon bond, the settlement of contingent liabilities arising from a business combination, proceeds from insurance settlements, distributions from certain equity method investees and beneficial interests obtained in a financial asset securitization. ASU 2016-15 designates the appropriate cash flow classification, including requirements to allocate certain components of these cash receipts and payments among operating, investing and financing activities. The retrospective transition method, requiring adjustment to all comparative periods presented, is required unless it is impracticable for some of the amendments, in which case those amendments would be prospectively as of the earliest date practicable. The standard is effective on January 1, 2019. The Company are currently assessing the impact of the adoption of this standard on our consolidated financial statements and footnote disclosures.

C.   Research and Development

Our product development plans are market-driven and address the major, fast-moving trends that are influencing the telecommunications industry.  We intend to expand upon our existing family of TEM solutions by adding new features and functions to address evolving market needs.

Our research and development staff evaluates approaches to solutions that will permit an information technology manager to effectively measure the quality of the services received from their service providers and to ensure that the users within the organization received such services according to their needs and the overall policy and priorities of the organization.

We work closely with our customers and prospective customers to determine their requirements and design enhancements and develop new releases to meet their needs.  Research and development activities take place in our facilities in Israel.  We employed 29 persons in research and development as of December 31, 2016, compared to 22 persons as of December 31, 2015 and 10 persons as of December 31, 2014.

We have committed substantial financial resources to research and development for our TEM, billing and Video Advertising solution activities. Among our various development plans, our roadmap includes the integration of our TEM products with our other complementary TEM products within the next few years. In addition, we invested in advertising technology that incorporates Big Data analytics into Vexigo’s cutting-edge Real-Time Bidding (RTB) optimization technology.  Development activities  included a plan or design for the production of new or substantially improved products and processes. Development expenditure were capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials and direct labor costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognized in profit or loss as incurred. Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses. During 2014, 2015 and 2016, our research and development expenditures were $1.4 million, $1.8 million and $2.8 million, respectively. Research and development expenses are presented net of capitalized expenses in the amount of $380,000 for the year ended December 31, 2016, compared to $411,000 and zero capitalized expenses for the year ended December 31, 2015 and 2014, respectively.

In light of the decrease in our share price in NASDAQ Capital Market and negative changes in the Video Advertising market through the year end that continued into the first months of 2017, we performed an impairment test as of December 31, 2016. Consequently, we concluded that the carrying value of the Video Advertising reporting unit exceeded its fair value, and therefore, an impairment of goodwill and technology existed. As a result of the impairment test to the Video Advertising reporting unit, we recorded a technology impairment loss in the amount of $3.7 million (before tax affect) that includes the acquired technology as well as capitalized technology. In the past, we received funding from the IIA for selected research and development projects.  During January and February 2017, due to the slow activity Vexigo had at the beginning of 2017, we decided to downsize Vexigo’s ongoing research and development program. Vexigo invested a significant amount of its resources in research and development in 2016.

Under the terms of research and development grants that we have received from the IIA, we are required to pay royalties on the revenues derived from products incorporating know-how developed with such grants and ancillary services in connection therewith, up to 100% to 150% of the dollar-linked value of the total grants, plus interest.  We are required to pay royalties at a rate of 3%-5%.  The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.  Since June 1997, we have paid the IIA royalties on all call accounting product sales at the applicable rates at the time of payment.  See Item 10E. “Additional Information - Taxation - Grants under the Law for the Encouragement of Industrial Research and Development, 1984.”  As of December 31, 2016, we had a contingent obligation to pay royalties to the IIA in the amount of approximately $8.5 million plus interest at a rate equal to the 12 month LIBOR rate for grants received after January 1999.

Our quality management system has been ISO 9001:2000 certified since the beginning of 2006, and prior thereto was ISO 9001:1994 certified.

D.   Trend Information

As a result of a less predictable business environment and the decline in worldwide video advertising business and sales of PBX systems, we are unable to provide any guidance as to current sales and profitability trends for our Video Advertising, TEM and Billing solutions. We expect that our results will continue to be impacted by a shift to telecom services and increased cost of services and selling and marketing expenditures which are associated with such services. Vexigo’s future operating results are expected to fluctuate due to a variety of factors, many of which are beyond Vexigo’s control. Because Vexigo’s business is changing and evolving rapidly, its historical operating results may not be useful in predicting its future operating results. In addition, because Vexigo generally does not have long-term contracts, it is difficult to predict future revenue stream, the related cost of revenues and operating results trend.

E.   Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.   Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2016 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(U.S. dollars in thousands)
Operating lease obligations	302	176	116	10	--
Accrued severance pay*	914	--	--	--	914
Total	1,216	176	116	10	914
__________
* See Item 6D. “Directors, Senior Management and Employees - Employees.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position with the Company
Haim Mer	69	Chairman of the Board of Directors
Alon Mualem	50	Chief Financial Officer and Interim CEO
Koby Ram	42	Vexigo CEO
Josef Brikman	59	President, North America Operations
Roger Challen	71	Director
Tzvika Friedman	55	Director
Adi Orzel	45	Director
Steven J. Glusband	70	Director
Yaacov Goldman (1) (2)	61	Director
Eytan Barak (1) (2)	72	Outside Director
Varda Trivaks (1) (2)	60	Outside Director
__________________
(1) Member of our audit committee
(2) Member of our compensation committee

Messrs. Mer, Challen, Glusband, Goldman, Friedman and Orzel will serve as directors until our 2017 Annual General Meeting of Shareholders.  All of such persons were elected to serve as directors by our shareholders at our 2016 Annual General Meeting of Shareholders.  We expect that Ms. Trivaks will serve as outside director pursuant to the provisions of the Israeli Companies Law at least through the conclusion of her third three-year term in August 2017, and Mr. Barak will serve as outside director pursuant to the provisions of the Israeli Companies Law at least through the conclusion of his fourth three-year term in August 2019.

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

Koby Ram founded Vexigo and served as its Chief Executive Officer since its incorporation in 2010. We expect that Mr. Ram will devote approximately 50% of his time to the affairs of Vexigo beginning in April 2017. During the years 2008 to 2010 Mr. Ram was working on various projects. He served as Vice President of business development for Civcom from 2006 to 2008, a fiber optic company. Previously, from 2000 to 2006 Mr. Ram was the co-founder and vice president of business development in Anywhere Technologies Ltd., a location based services platform. Mr. Ram holds a B.Sc. degree in computer science and mathematics from the University of Beer Sheva.

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

Roger Challen has served as a director since April 1, 2009. Mr. Challen co-founded The Info Group, Inc. (formerly AnchorPoint, Inc.), a company that developed and provided licensed software and managed services of telecommunications expense management solutions. Mr. Challen is an accomplished entrepreneur with a proven track record of founding, managing and developing companies in the software, telecommunications and information services fields. Mr. Challen has founded or co-founded and been an active executive of several privately held companies in the software and IT services market. Mr. Challen is currently a director of The Info Group, Inc., Image Data, Inc and Data Distributors, Inc., all of which are private companies. Mr. Challen began his career with IBM Corporation, in Waltham, Massachusetts, where he served as a systems engineer and then as a marketing representative. During his tenure with IBM, Mr. Challen won several awards for outstanding technical and sales achievements. Earlier this year Mr. Challen received a Governor’s Citation from Massachusetts Governor Charlie Baker for outstanding contribution to the Commonwealth of Massachusetts, enabling the Commonwealth to continue to provide food for 17,500 people. Mr. Challen holds a B.A. in Economics and Mathematics from Yale University.

Tzvika Friedman has served as a director since April 1, 2015. Mr. Friedman is an active investor and coach for companies in the area of on-line advertising, social recommendation, smart acquiring solutions, messaging, homeland security, home networking, Smart meeting application, satellite communication, mobile networks optimization and Algo-Trading. Mr. Friedman served as Alvarion Ltd.’s Chief Executive Officer and President from 2005 through December 2009 and was a member of Alvarion’s board of directors from July 2005 through August 2008. Mr. Friedman joined Floware Wireless Systems Ltd. in October 2000 as its President and Chief Operating Officer and served in this capacity in Alvarion since its merger with Floware. From 1998 to 2000, Mr. Friedman served as Corporate Vice President and General Manager of the DCME division at ECI Telecom Ltd. From 1992 to 1996, Mr. Friedman served as Vice President Marketing and Sales of ECI Telecom’s SDH division. Mr. Friedman holds a B.S. and M.S. in Electrical Engineering, summa cum laude, from the Tel Aviv University, and graduated with distinction with an M.S. from the Sloan Program of Management of the London Business School.

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

Yaacov Goldman has served as a director since May 2004 and is a member of our audit committee and compensation committee. Mr. Goldman provides consulting services to companies in strategic-financial areas, through his wholly owned company, Maanit-Goldman Management & Investments (2002) Ltd. Mr. Goldman also serves as a director of Golden House Ltd., Meitav Dash Investments Ltd., IceCure Medical Ltd. and Fattal Properties (Europe) Ltd.. Mr. Goldman served as the Professional Secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel from October 2004 until September 2008. Commencing in 1981, Mr. Goldman worked for Kesselman & Kesselman (Israeli member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of such firm. From September 2000 until November 2001, Mr. Goldman served as managing director of Argoquest Holdings, LLC. Mr. Goldman holds a B.A. degree in Economics and Accounting from Tel Aviv University and is a Certified Public Accountant (Israel).

Eytan Barak has served as an outside director since August 2007 and is the chairman of our audit committee and a member of our compensation committee. Mr. Barak 'was joint owner and chief executive officer of Dovrat - Barak, Investments in Advanced Technologies Ltd., which provided financial resources and management assistance to start-up companies. Mr. Barak also served as a member of the board of directors, audit committee and investment committee of Eltek Ltd., Spectronix Ltd., Menorah-Mivtachim Mutual Funds Ltd. and Yuval Education Ltd. Mr. Barak serves as a member of the board of directors, audit committee and investment committee of various Israeli companies, including Meshulam Levinstein Construction and Engineering Ltd., Tel-Aviv National Sport Center Ltd. and Ben-Gurion university Sport Center. From 1973 to 1997, Mr. Barak was with Israel Corporation, initially serving as its corporate controller and thereafter as its chief financial officer, and also served as chairman or member of the board of directors of some of its subsidiaries. From 1967 until 1973, Mr. Barak was associated with Kesselman & Kesselman, the Israeli member firm of PricewaterhouseCoopers International Limited. Mr. Barak is a member of The Olympic Committee of Israel and of the Ben-Gurion University Board of Governors. Mr. Barak holds a B.A. degree in accounting from Tel Aviv University and has been a certified public accountant (Israel) since 1971.

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

On February 6, 2017, we announced the departure of Mr. Orey Gilliam, who served as our CEO since June 1, 2016 and that Mr. Alon Mualem, our CFO, will act as interim CEO, effective immediately. In addition, as of February 28, 2017, Mr. Nir Flatau no longer serves as our Executive Vice President, Business Development.

B.   Compensation

The aggregate compensation paid and share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2016 was $1.6 million. This amount includes approximately $168,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of December 31, 2016, options to purchase 264,145 ordinary shares granted to our current directors and executive officers were outstanding under our equity incentive plans at a weighted average exercise price of $1.61 per share (this number does not include options to purchase 347,674 ordinary shares that were granted to Mr. Orey Gilliam during 2016 and are expected to expire due to his departure from our company).

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement to disclose information concerning the amount and type of compensation paid to our chief executive officer, chief financial officer and the three other most highly compensated executive officers. Nevertheless, Israeli Companies Law requires us to disclose the annual compensation of our five most highly compensated officers and directors on an individual basis, rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas. Under the Israeli Companies Law regulations, this disclosure is required to be included in the notice of our annual meeting of shareholders each year or in a public document that accompanies such notice, which we furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K. The Israeli Companies Law regulations permit us to refer to a report filed pursuant to the laws of the country in which our shares are listed for trading that includes the required information in lieu of its inclusion in the notice of annual meeting. Because of that disclosure requirement under Israeli law, we are including such information in this annual report, pursuant to the disclosure requirements of Form 20-F.

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2016. All amounts reported in the table reflect the cost to the company, as recognized in our financial statements for the year ended December 31, 2016.

Name and Position	Salary & Social Benefits (1)	Bonus	Share-Based Payment (2)	Other Compensation (3)	Total
	(U.S. Dollars) (4)
Orey Gilliam, Former Chief Executive Officer(5)	$166,880	-	$61,072	-	$227,952
Lior Salansky, Former Chief Executive Officer(6)	202,132	-	17,600	-	219,732
Alon Mualem, Chief Financial Officer and Interim Chief Executive Officer	207,457	-	15,599	16,128	239,184
Josef Brikman, President, North America Operations (7)	213,191	38,654	50,625	-	302,470
Koby Ram, Chief Executive Officer of Vexigo	195,196	-	18,632	-	213,828
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

(2)
Represents the equity-based compensation expenses recorded in the company’s consolidated financial statements for the year ended December 31, 2016 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation.

(3)	Represents the other benefits to such officer, which includes car expenses, including lease costs, gas and maintenance, provided to the officers.

(4)
Translated (i) from NIS into U.S. dollars at the rate of NIS3.84 = $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2016.

(5)	As noted above, reflects the period from June 1, 2016 through December 31, 2016. Mr. Gilliam ceased serving as our CEO on February 6, 2017.

(6)	Reflects the period from January 1, 2016 through August 31, 2016.

(7)	Mr. Josef Brikman devotes 80% of his time to our company.

In 2016, we paid Mr. Mer a monthly fee of $7,000 for his services as the Chairman of the Board. Mr. Mer devotes 20% of this time to our company.

In 2016, we paid each of Messrs. Challen and Glusband an annual fee of approximately $8,400 and a per meeting attendance fee of $300.

In 2016, Messrs. Friedman and Goldman, and our outside directors, Mr. Barak and Ms. Trivaks, received an annual fee, payable quarterly, of NIS 30,500 (approximately $8,000) and a per meeting attendance fee of NIS 1,700 (approximately $450).

Vexigo paid Mr. Orzel a monthly fee of $4,000 until November 2016. Commencing December 2016, Mr. Orzel voluntarily waived 50% of his monthly fee and was paid a monthly fee of $2,000 in consideration for his services to Vexigo as Chairman of the Vexigo Board. Mr. Orzel is not entitled to additional cash compensation due to his role as a board member on our Board of Directors.

In August 2016, our shareholders approved the grant to Mr. Orzel of options to acquire 30,000 ordinary shares having an exercise price per share equal to the closing price per share of our ordinary shares on the NASDAQ Capital Market on the day of the Meeting ($1.32). The options will vest ratably on an annual basis in four installments on May 29th of each of the years 2017, 2018, 2019 and 2020, and will expire in August 2026 unless earlier terminated pursuant to the terms of our 2003 Israeli Share Option Plan.

In August 2016, our shareholders approved the terms of employment of Mr. Orey Gilliam, our former CEO, which included a base monthly salary of NIS 75,000 (approximately $19,700) and the grant of options to acquire 347,674 ordinary shares under our 2003 Israeli Share Option Plan. These options were due to vest as follows: (i) options to acquire 130,378 ordinary shares over a period of four years (25% vesting on June 1, 2017 and an additional 12.5% vesting every six months for the following three years) and (ii) options to acquire 217,296 ordinary shares over a period of four years (25% vesting on June 1, 2017 and an additional 12.5% vesting every six months for the following three years), subject to the fulfillment of a condition to vesting.  The condition to vesting would have been fulfilled in the event the closing price of our ordinary shares is equal to or higher than a price per share that is 300% of the exercise price per share of the options for a consecutive period of six months.  The exercise price per share of the options is equal to $1.32 (the closing price per share of our ordinary shares on the NASDAQ Capital Market on August 8, 2016, the date of our shareholders’ approval of the terms). The options were due to expire on August 7, 2026, unless earlier terminated pursuant to the terms of our 2003 Israeli Share Option Plan. As noted above, due to Mr. Gilliam’s departure, these options are expected to expire on July 31, 2017, three (3) months following the last date of employment of Mr. Gilliam.

As of December 31, 2016, our then executive officers, Mr. Orey Gilliam, Mr. Alon Mualem, Mr. Josef Brikman, Mr. Koby Ram (Vexigo’s CEO) and Mr. Nir Flatau, held options to purchase an aggregate of 621,819 ordinary shares with exercise prices ranging from $0.90 to $2.26 per share and a vesting period of four years commencing on the respective grant dates of the options, except for Mr. Gilliam’s options that were scheduled to vest as described above. This number includes options to acquire 347,674 acquire ordinary shares granted to Mr. Gilliam that, as noted above, will expire in July 2017. Of such options (other than Mr. Gilliam’s options), options to purchase 40,000 ordinary shares will expire in May 2017 due to the departure of Mr. Flatau, options to purchase 40,000 ordinary shares will expire in May 2018, options to purchase 60,000 ordinary shares will expire in May 2020, options to purchase 112,500 ordinary shares will expire in August 2021 and options to purchase 21,645 ordinary shares will expire in November 2021.  Such options were granted under our 2003 Israeli Share Option Plan and 2006 Stock Option Plan. In 2016, no options were exercised.

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

Pursuant to our articles of association, all of our directors (except the outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected.  The Board of Directors, may, at any time from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number.  All the members of our Board of Directors (except the outside directors whose re-election is governed by specific terms of the Israeli Companies Law) may be re-elected upon completion of their term of office.  All of our current directors (except Ms. Trivaks) were elected by our shareholders at our annual general meeting of shareholders held in August 2016.

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

Outside directors are elected by shareholders.  In general, outside directors serve for a three-year term, which may be renewed for only two additional three-year term.  However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Capital Market, such as our company, may appoint an outside director for additional terms of not more than three years each, subject to certain conditions. Such conditions include the determination by the audit committee and board of directors that in view of the outside director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company. Based on this provision of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, or the Relief Regulations, our Board of Directors recommended the election of Mr. Eytan Barak for a fourth three-year term at our annual general meeting of shareholders held in August 2016 and Mr. Barak was elected at such meeting.

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

In April 2016, the Relief Regulations were amended and Regulation 5D was added, providing that a public company with securities listed on certain foreign exchanges, including the NASDAQ Capital Market, that has no controlling shareholder and satisfies the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees, is permitted not to comply with the requirements in connection with external directors, as well as the audit committee and compensation committee composition requirements set forth in the Israeli Companies Law. As we do not currently comply with some of the NASDAQ Stock Market Rules set forth in the Relief Regulations, this relief is not currently applicable to our company. However, we may in the future elect to rely on this relief.

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

Our audit committee is currently composed of Messrs. Eytan Barak and Yaacov Goldman and Ms. Varda Trivaks, all of whom satisfy the “independence” requirements of the SEC, NASDAQ and the Israeli Companies Law for audit committee members.  Our Board of Directors has determined that Mr. Goldman qualifies as an audit committee financial expert.  Our audit committee meets at least once each quarter.

Compensation Committee

In accordance with the Israeli Companies Law, our compensation committee’s role is to: (i) recommend a compensation policy for office holders and to recommend to the board, once every three years, concerning the approval of the continued validity of a compensation policy that was determined for a period exceeding three years; (ii) recommend an update to the compensation policy from time to time and to examine its implementation; (iii) determine whether to approve the terms of service or employment, including the grant of an exemption, insurance, undertaking to indemnify or indemnification, retirement bonuses and any other benefit, payment or undertaking to pay any such amounts, given due to service or employment, or, together, the Terms of Service and Employment, of office holders that require the committee’s approval; and (iv) determine whether certain transactions related to the Terms of Service and Employment of office holders is exempt from the requirement for shareholders’ approval.  The compensation committee also has oversight authority over the actual Terms of Service and Employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to deviation from the compensation policy that was adopted by a company.

In accordance with the Israeli Companies Law, our compensation committee must consist of no less than three members, including all of our outside directors (who must constitute a majority of its members of the committee), and the remainder of the members of the compensation committee are required to be directors whose terms of service and employment were determined pursuant to the regulations applicable to the terms of service of outside directors.  Similar  restrictions to the restrictions on the actions and membership in the audit committee, as discussed above under “Audit Committee”, are imposed on the compensation committee, with respect to, among other things, the requirement that an outside director serve as the chairman of the committee and the list of persons who may not serve on the committee.  We have established a compensation committee that is currently composed of our outside directors, Ms. Varda Trivaks, and Mr. Eytan Barak, and Mr. Yaacov Goldman. In February 2016, the Israeli Companies Law was amended to provide that an audit committee that meets the criteria for the composition of a compensation committee, such as our Audit Committee, can also act as the compensation committee.

Compensation Policy

In accordance with the Israeli Companies Law, in August 2013, our shareholders approved a compensation policy. The Israeli Companies Law requires that a compensation policy must be approved at least once every three years.

The approval of the compensation policy by shareholders requires the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter provided that at least one of the following conditions is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the compensation policy or (ii) the total number of shares voted against the compensation policy by shareholders referenced under (i) does not exceed 2% of the company’s outstanding voting rights.  We may approve a compensation policy even in the event it is rejected by the shareholders; provided that the compensation committee and thereafter the board of directors resolve that the approval of the compensation policy is for the benefit of our company.

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

•
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

In order to ensure consistency between all of the compensation components, in their approval deliberations for each of the components of compensation for an office holder, the Compensation Committee and the Board of Directors will be presented with the entire compensation package of the office holder.

Our shareholders approved updated compensation policies on April 1, 2015 and on August 8, 2016.  The changes in August 2016 allowed us to base the annual bonuses of directors and CEO on non-measurable criteria up to the cap determined in the Israeli Companies Law and to base the bonuses of officers (other than the CEO) on non-measurable criteria. In addition, we adjusted the range of the appropriate ratio between the components of the compensation package for a given year for our CEO.

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

Disclosure of Personal Interests of an Office Holder

The Israeli Companies Law requires that an office holder promptly, and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any material documents in their possession, in connection with any existing or proposed transaction by us.  In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or that may have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest of the office holder’s “relative” (as defined above), or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

Approval of Transactions with Office Holders

Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has a personal interest) must be approved by the board of directors and, in some cases, by the audit committee and by the board of directors, and under certain circumstances shareholder approval may also be required, provided, however, that each such transaction is required also to be for the benefit of the company.  A director who has a personal interest in a transaction may not be present during the discussions and may not vote on the transaction, unless the transaction does not pertain to Terms of Service and Employment and is not an extraordinary transaction or unless the majority of the members of the board or the relevant committee has a personal interest.  In the event the majority of the members of the board of directors or relevant committee have a personal interest, they are entitled to participate in the meeting but the approval of the general meeting of shareholders is also required.

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

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

The disclosure requirements that apply to an office holder also apply to a transaction in which a controlling shareholder of the company has a personal interest.  The Israeli Companies Law provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in which the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding Terms of Service and Employment, must be approved by the audit committee or the compensation committee, as the case may be, the board of directors and shareholders.  The shareholders' approval of such a transaction requires a simple majority approval and the fulfillment of one of the following conditions: (i) at least a majority of the votes cast by shareholders who have no personal interest in the transaction and who vote on the matter are voted in favor of the transaction, or (ii) the votes cast by shareholders who have no personal interest in the transaction voted against the transaction do not represent more than two percent of the voting rights in the company. In addition, any such transaction with a term that exceeds three years requires approval as described above every three years, unless (with respect only to extraordinary transactions and not to other transactions that require the special approval process) the audit committee approves that a longer term is reasonable under the circumstances.

Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval.  In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the compensation committee and the board of directors agree that such arrangements are solely for the benefit of the company or if the directors’ compensation does not exceed the maximum amount of compensation for outside directors determined by applicable regulations.

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

Pursuant to the Israeli Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, our office holders must be approved by our compensation committee and our board of directors and, if the office holder is a controlling shareholder, director or a chief executive officer, also by our shareholders.

Our Articles of Association allow us to insure, indemnify and exempt our office holders, to the fullest extent permitted by the provisions of the Israeli Companies Law.  We maintain a directors’ and officers’ liability insurance policy with a per claim and aggregate coverage limit of $5 million, including legal costs.  We have provided several of our directors and officers a letter of indemnification for liabilities or expenses incurred as a result of their acts in their capacity as directors and officers of our company, in an aggregate amount not to exceed $3 million.

Administrative Sanctions.  The Israeli Securities Authority is authorized to impose administrative sanctions against companies like ours and their office holders for certain violations of the Israeli Securities Law or the Israeli Companies Law.  These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time.  The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1.0 million (currently equivalent to approximately $270,000), plus the greater of the following amounts payable to persons who suffered damages as a result of the violation: (i) the amount of profits earned or losses avoided by the violator as a result of the violation, up to the amount of the applicable fine, or (ii) compensation for damages suffered by the injured persons, up to 20% of the fine imposed on the violator.

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

D.   Employees

On December 31, 2016, we and our consolidated subsidiaries employed 93 persons, of which 29 persons were employed in research and development, 31 in media, professional services and technical support, 13 in sales and marketing and 20 in operations and administration.  As of December 31, 2016, 61 of our employees were located in Israel, 30 of our employees were located in the United States and 2 of our employees were located in Hong Kong.

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

As part of our cost-cutting measures in 2017, we reduced our headcount to 70 employees as of March 15, 2017.

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

Cost of living adjustment of employees’ wages is determined on a nationwide basis and is legally binding, if and when applied.  Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is similar to the United States Social Security Administration and additional sums towards compulsory health insurance.  In 2016, payments to the National Insurance Institute amounted to approximately 15% of wages, of which approximately two-thirds was contributed by employees with the balance contributed by the employer.

Pursuant to Israeli law, we are required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause.  The severance pay obligation generally requires the payment of severance pay equal to one month’s salary, based on the most recent salary, for each year of employment or a prorated portion thereof upon the termination of employment of an employee. Pursuant to an order issued in December 2007 by the Israeli Minister of Industry, Trade and Labor, new provisions relating to pension arrangements in the collective bargaining agreements between the Histadrut and the Coordination Bureau of Economic Organizations apply to all employees in Israel.  According to such provisions, all employees employed in Israel for at least six months are entitled to pension benefits to be funded by preset monthly contributions of the employee and the employer and to certain severance benefits regardless of whether they or we terminated their employment.  We partly satisfy this obligation by contributing approximately 8.3% of the employee’s gross salary to a fund known as “Managers’ Insurance” or to pension fund.  This fund provides a combination of savings plans, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and a severance payment, if legally entitled, upon termination of employment.  The remaining part of this obligation is presented in our balance sheet as the difference between the “accrued severance pay” and “severance pay fund.”

Certain employment agreements executed with some of our Israeli employees provide that the provisions of Section 14 of the Israeli Severance Pay Law, 1963, or the Severance Pay Law, will apply to such employee. This section provides that our contributions for severance pay are in lieu of our severance liability and the relevant employee is entitled to receive such contributions whether her or his employment is terminated by us or she or he resigns. Therefore, upon fulfillment of our obligation to make a monthly contribution to the managers’ insurance policies or similar financial instruments in the amount of 8.33% of the employee’s monthly salary and of the other terms of the relevant governmental permit issued with respect to this arrangement, including monthly contributions to pension funds and/or managers’ insurance and disability insurance, no additional payments must later be made to the employee on account of severance pay upon termination of the employment relationship. Under these circumstances, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet, as we are released from the obligation to the employees once the amounts deposited have been paid.

E.   Share Ownership

The following table sets forth certain information as of March 24, 2017 regarding the beneficial ownership of our ordinary shares by each of our directors and all of our executive officers and directors as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Haim Mer and Dora Mer	1,396,019	(3)	15.9%
Roger Challen	1,085,301	(4)	12.4%
Tzvika Friedman	604,136	(5)	6.9%
Adi Orzel	186,707		2.1%
Steven J. Glusband	3,000		*
Yaacov Goldman	--		--
Eytan Barak	--		--
Varda Trivaks	--		--
All directors and executive officers as a group (11 persons)	3,951,057	(6)	44.1%
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

(2)	The percentages shown are based on 8,754,157 ordinary shares (excluding 5,400 ordinary shares held as treasury stock) issued and outstanding as of March 24, 2017.

(3)
Based upon a Schedule 13D/A filed with the SEC on June 15, 2015 and other information available to us.  Mr. Haim Mer and his wife, Mrs. Dora Mer, are the record holders of 517,975 ordinary shares and the beneficial owners of 872,226 ordinary shares through their controlling interest in Mer Ofekim Ltd., 5,770 ordinary shares through their controlling interest in Mer Services Ltd. and 48 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(4)
Based upon a Schedule 13D filed with the SEC on September 6, 2012 and other information available to us. Mr. Challen is the record holder of 92,593 ordinary shares and the beneficial owner of 992,708 ordinary shares through his controlling interest in the Info Group, Inc., a Massachusetts corporation.

(5)	Based upon a Schedule 13D filed with the SEC on April 15, 2015 and other information available to us.

(6)	The number of ordinary shares beneficially owned includes 204,145 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.

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

In each of August 2013 and August 2016, our shareholders approved an increase in the number of ordinary shares issuable under the 2003 Plan by an additional 500,000 ordinary shares (i.e. an aggregate of 1,000,000 ordinary shares). Following the increase in August 2016, the aggregate number of ordinary shares available for future option grants under the 2003 Plan was 747,286 shares.

During 2016, 547,674 options were granted under the 2003 Plan and no options were exercised. At December 31, 2016, options to purchase 804,319 ordinary shares were outstanding under the 2003 Plan, exercisable at an average exercise price of $1.44 per share. Of the options granted under the 2003 Plan during 2016 and outstanding as of December 31, 2016, options to acquire 347,674 ordinary shares that were issued to Mr. Orey Gilliam, our former CEO, are expected to expire on July 31, 2017.

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

The 2006 Plan is administered by our Board of Directors or to the extent permitted by Israeli law, a Compensation Committee of our Board of Directors.  All references below to the “Committee” refer to the Board of Directors or compensation committee established by our Board of Directors, as applicable.  The Committee will have the authority, in its discretion, to establish from time to time guidelines or regulations for the administration of the 2006 Plan, to interpret the 2006 Plan, and to make all determinations it considers necessary or advisable for the administration of the 2006 Plan, in addition to the other responsibilities and powers assigned to the Committee in the 2006 Plan.  All decisions, actions or interpretations of the Committee under the 2006 Plan will be final, conclusive and binding upon all parties.

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

During 2016, no options were granted under the 2006 Plan and no options were exercised.  At December 31, 2016, options to purchase 147,500 ordinary shares were outstanding under the 2006 Plan, exercisable at an average exercise price of $1.52 per share.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

The following table sets forth certain information as of March 24, 2017 regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares(2)
Haim Mer and Dora Mer	1,396,019	(3)	15.9%
Roger Challen	1,085,301	(4)	12.4%
Tzvika Friedman	604,136	(5)	6.9%
David Sussan	604,136	(6)	6.9%
Koby Ram	501,749	(7)	5.7%
Amit Reshef	494,540	(8)	5.6%
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

(2)	The percentages shown are based on 8,754,157 ordinary shares (excluding 5,400 ordinary shares held as treasury stock) issued and outstanding as of March 24, 2017.

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

(4)
Based upon a Schedule 13D filed with the SEC on September 6, 2012 and other information available to us. Mr. Challen is the record holder of 92,593 ordinary shares and the beneficial owner of 992,708 ordinary shares through his controlling interest in the Info Group, Inc., a Massachusetts corporation.

(5)	Based upon a Schedule 13D filed with the SEC on April 15, 2015 and other information available to us.

(6)	Based upon a Schedule 13G filed with the SEC on April 30, 2015 and other information available to us.

(7)	Based upon a Schedule 13G filed with the SEC on April 23, 2015 and other information available to us.

(8)	Based upon a Schedule 13G filed with the SEC on April 30, 2015 and other information available to us.

Significant Changes in the Ownership of Major Shareholders

In April 2015, we issued 3,115,090 ordinary shares in connection with the acquisition of Vexigo. This issuance had the effect of diluting the holdings of the existing shareholders and introduced four new major shareholders (Messrs. Friedman, Sussan, Ram and Reshef). As a result of the Vexigo acquisition Messrs. Friedman, Sussan, Ram and Reshef acquired 539, 940 (6.7%), 539, 940 (6.7%), 451,055 (5.6%) and 451,055 (5.6%) of our ordinary shares, respectively. In March 2016, we issued 62,302 ordinary shares to the finder for the Vexigo transaction upon the exercise of warrants issued as compensation for services.

Mr. Haim Mer purchased 102,272 of our ordinary shares pursuant to a share purchase agreement on May 11, 2015, among him, our company and other purchasers. The aggregate purchase price for such 102,272 ordinary shares was $225,000, or $2.20 per share. During 2015, Mr. Mer purchased 88,500 ordinary shares in the open market. The combined effect of these purchases during 2015 increased Haim Mer’s and Dora Mer’s holdings to 1,303,426 ordinary shares, while decreasing their ownership interest from 23.8% to 16.2% due to the dilutive effect of the Vexigo acquisition.

Mr. Challen’s holdings were diluted from 21.2% to 12.3% during 2015 because of the Vexigo acquisition.

In May 2016, we completed a private placement, in which all our major shareholders participated. The private placement had a minimal effect on the percentage of ownership of our principal shareholders.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 22, 2017, there were 129 holders of record of our ordinary shares, of which 61 record holders holding approximately 65% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 42.6% of our outstanding ordinary shares as of such date).

B.   Related Party Transactions

C. Mer is a publicly traded company in which Mr. Haim Mer, our chairman of the Board, is a member of the controlling group. Mr. Mer has been the chairman of the board of directors of C. Mer since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005.  Presently, the only service provided to us by C. Mer is our participation in its umbrella liability insurance coverage.  We believe that the terms under which C. Mer provides such participation to us is on a basis no less favorable than could be obtained from an unaffiliated third party.  In 2012, we engaged with Mer Telecom Ltd., a subsidiary of C. Mer, in a deployment of a Mobile Financial Services (MFS) solution for a customer in Africa in a revenue share model with a minimum total value of $460,000 over a three year period. The transaction was approved by our board of directors and we completed its deployment in 2013 and received the setup fee of $100,000. As of December 31, 2016, the solution was implemented, but the customer has not as yet activated the solution. In 2014 we engaged with Athena Ltd., a subsidiary of C. Mer, in a deployment of a Mobile Financial Services (MFS) solution for a customer in Africa for an aggregate amount of $65,000. The transaction was approved by our board of directors and as of December 31, 2015, the solution was completed and delivered, and we recognized the revenues in connection with this transaction.

Our Board of Directors and shareholders approved the payment of fees to Mr. Roger Challen effective from January 1, 2012 and for the duration of his service as a non-employee director.  The fees are equivalent to the fees we pay to some of our other non-employee directors for their service in such capacity (an annual fee of $8,400 and a per meeting attendance fee of $300).  Mr. Challen also receives reimbursement of travel related expenses in connection with his attendance at Board of Directors’ meetings, pursuant to guidelines for reimbursement of director travel related expenses approved by our Audit Committee and Board of Directors.  In addition, in connection with our acquisition of AnchorPoint from a company controlled by Mr. Challen, we received certain services from Data Distributors, Inc., another company controlled by Mr. Challen.  These services include reimbursement for shared expenses, development and IT services and other administrative services.  Expenses recognized with respect to the above mentioned services were approximately $30,000, $9,000 and $9,000 for the year ended December 31, 2014, 2015 and 2016, respectively. We also rent an office from Mr. Challen in Powder Springs, Georgia, where we occupy approximately 4,800 square feet of space under a month-to-month lease, for a monthly rental fee of approximately $4,700. Mr. Challen is the controlling shareholder of the Info Group Inc., and is the beneficial owner of 12.4% of our ordinary shares.

On March 25, 2009, our Audit Committee and Board of Directors approved a transaction with Mer & Co. (1982) Ltd., or Mer & Co., a subsidiary of C. Mer that is an approved supplier of the Israeli Defense Forces.  According to the terms of the transaction, we sell our products to Mer & Co., which then represents us and resells our products to the Israeli Defense Forces.  For these services, we agreed to pay Mer & Co. 5% of the amounts we receive from the Israeli Defense Forces for our products; however, as of December 31, 2016, the fee was immaterial and Mer & Co. has provided such services without charge.

Mr. Lior Salansky, our former chief executive officer, acted as a consultant to our Board of Directors in connection with prospective acquisitions prior to his assuming his position as chief executive officer. Under a consulting agreement entered into on May 18, 2014, he received a warrant based on a cashless exercise mechanism to acquire 2% of our outstanding ordinary shares on a pre-closing basis (93,453 ordinary shares based on the number of shares outstanding prior to the closing) with an exercise price equal to the market price of our ordinary shares at the signing of the relevant agreement (i.e., $0.96 per share) valid for a period of five years.

In April 2015, in connection with Mr. Salansky’s appointment as our Chief Executive Officer, our shareholders approved Mr. Salansky’s Terms of Service and Employment, which included a grant of options to acquire 80,000 ordinary shares under our 2003 Plan, which became fully vested in April 1, 2016 and expire on the fifth anniversary of the date of the relevant shareholders’ meeting unless earlier terminated pursuant to the terms of the 2003 Plan.  The exercise price per share of these options is $1.55. In May 2016, our shareholders approved the grant of options to Mr. Salansky to acquire 150,000 ordinary shares having an exercise price per share of $1.08. Options to acquire 40,000 ordinary shares were to vest on a quarterly basis in twelve installments over a period of three years. Options to acquire 110,000 ordinary shares were to vest on a quarterly basis in twelve installments over a period of three years, subject to a minimum price per share condition. The minimum price per share condition will be fulfilled in the event the closing price of our ordinary shares has either exceeded $1.50 per share for a consecutive period of sixty (60) days or reached or exceeded $2.20 for a consecutive period of five (5) trading days. For example, if the minimum price per share condition is fulfilled eighteen months following the grant date of the options, options to acquire 55,000 ordinary shares will immediately vest and the remaining options will vest on a quarterly basis over the next eighteen months. The options were due to expire on the tenth anniversary of the date of the Meeting unless earlier terminated pursuant to the terms of our 2003 Israeli Share Option Plan

In June 2016, Mr. Salansky ceased to serve as our Chief Executive Officer and the options granted to him in May 2016 terminated on his last employment date in August 2016. Mr. Salansky currently serves as a consultant to our Board of Directors and agreed to provide his consulting services in consideration of the extension of the options granted to him in April 2015 as more fully detailed above.

On May 11, 2015, we issued 102,272, 102,272 and 22,727 of our ordinary shares to Messrs. Haim Mer, Lior Salansky and Adi Orzel, respectively, pursuant to a share purchase agreement, among our company and these purchasers. The proceeds of the issuance were used for working capital. The aggregate purchase price for such 227,721 Ordinary Shares was $500,000, all of which amounts were paid by these current and former office holders from their personal funds.

On May 18, 2016, we completed a private placement of 648,475 ordinary shares, constituting approximately 7.5% of our outstanding ordinary shares, for an aggregate investment of approximately $700,000. The price paid per share of $1.08 was equal to the closing price of an ordinary share on the NASDAQ Capital Market on May 17, 2016. The private placement was approved by our shareholders at the Extraordinary General Meeting of Shareholders held on May 16, 2016. In this private placement we issued:  (i) 92,593 ordinary shares to each of Messrs. Haim Mer, Lior Salansky and Roger Challen; (ii) 64,196 ordinary shares to each of Messrs. Tzvika Friedman and David Sussan; (iii) 51,845 ordinary shares to each of Messrs. Koby Ram and Amit Reshef; and (iv) 16,583 ordinary shares to Mr. Adi Orzel.

In August 2016, our shareholders approved to grant of options to Mr. Orzel to acquire 30,000 ordinary shares having an exercise price per share equal to the closing price per share of our ordinary shares on the NASDAQ Capital Market on the day of the Meeting ($1.32). The options will vest ratably on an annual basis in four installments on May 29th of each of the years 2017, 2018, 2019 and 2020, and will expire in August 2026 unless earlier terminated pursuant to the terms of our 2003 Plan.

As previously disclosed, in August 2016, our shareholders approved the terms of employment of our then chief executive officer, Mr. Orey Gilliam. On February 6, 2017, we announced the departure of Mr. Gilliam and his interim replacement by Mr. Alon Mualem, our chief financial officer.

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

Legal Proceedings

During August 2007, our now inactive Brazilian subsidiary, TABS Brazil Ltda., was ordered by the Labor Law Court in Brazil to pay approximately 167,000 Brazilian Reals (approximately $51,000) to one of its former employees.  Such amount bears interest at a rate of 1% per month from the date that the claim was filed. We recorded a provision in our financial statements for the amount deemed probable.

In January 2017, we consented to the entry of an administrative order issued by the SEC that directs us to cease and desist from committing or causing any violations and  any future violations of Section 17(a)(3) of the Securities Act and Section 13(a) of the Exchange Act and Rules 12b-20 and 13a-16 thereunder. As part of the terms of the SEC settlement, we also agreed to pay a penalty of $50,000. The settlement relates to certain of our disclosures in two press releases issued in October 2013 and January 2014. We consented to the entry of the administrative order without admitting or denying its assertions of factual findings.

We are a party to various other claims that arise in the ordinary course of business.  Accordingly, we have recorded a provision of approximately $14,000 in respect of such claims in accordance with ASC 450, “Contingencies,” based on the opinion of our management and legal advisors. There were no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on our financial position or profitability.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2016.

ITEM 9. THE OFFER AND LISTING

A.   Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

Year	High	Low
2016	$1.45	$0.69
2015	$3.20	$0.75
2014	$2.67	$0.98
2013	$5.11	$1.55
2012	$3.99	$1.37

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

	High	Low
2015
First Quarter	$2. 30	$0.75
Second Quarter	$3. 10	$1.50
Third Quarter	$3. 20	$1.14
Fourth Quarter	$1. 45	$0.75

2016
First Quarter	$1. 29	$0.69
Second Quarter	$1. 29	$0.88
Third Quarter	$1. 45	$0.93
Fourth Quarter	$1. 29	$0.82

2017
First Quarter (through March 27)	$1.13	$0.60

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

Month	High	Low
October 2016	$1. 29	$1. 02
November 2016	$1. 28	$0. 82
December 2016	$1. 20	$0. 82
January 2017	$1. 13	$0. 85
February 2017	$0. 96	$0. 84
March 2017 (through March 27)	$0. 85	$0. 60

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

Annual and Extraordinary Meetings

Under the Israeli Companies Law a company must convene an annual meeting of shareholders at least once every calendar year and within 15 months of the last annual meeting.  Depending on the matter to be voted upon, notice of up to 35 days prior to the date of the meeting is required.  Our board of directors may, in its discretion, convene additional meetings as “extraordinary general meetings.”   In addition, the board must convene a special general meeting upon the demand of two of the directors or 25% of the directors, one or more shareholders holding at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders holding at least 5% of the voting power in the company.  See Item 10B. “Additional Information - Memorandum and Articles of Association - Rights Attached to Shares - Voting Rights.”

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

We issued 102,272, 102,272 and 22,727 Ordinary Shares, respectively to Messrs. Haim Mer, Lior Salansky and Adi Orzel an aggregate of, pursuant to a share purchase agreement dated May 11, 2015 in consideration of $500,000.

In May 2016, we completed a private placement of 648,475 ordinary shares, constituting approximately 7.5% of our outstanding ordinary shares, for an aggregate consideration of approximately $700,000. The private placement was approved by our shareholders at the Extraordinary General Meeting of Shareholders held on May 16, 2016. The proceeds from the private placement provided us with additional working capital and are used to reduce the amounts due to the former shareholders of Vexigo in connection with the acquisition of Vexigo in April 2015. The shares were sold to the former shareholders of Vexigo, Mr. Haim Mer, Mr. Roger Challen and Mr. Lior Salansky.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” at their taxable income.  The Israeli corporate tax rate was 25% in 2013. The corporate tax rate has been increased to 26.5% in 2014. On January 5, 2016 the Israeli Parliament passed an amendment to the Israeli Income Tax Ordinance, by which, among else, the corporate tax rate would be decreased to a rate of 25% as from 2016. The Israeli Parliament on December 22, 2016, approved the Israeli Budgetary Law for 2017 and 2018. The Budget Law reduces the regular corporate tax rate from 25% to 24% in 2017 and 23% in 2018 (as described below in “Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 71)”).

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

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law, or the Investment Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. An Approved Enterprise is entitled to benefits including Israeli Government cash grants and tax benefits in specified development areas. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates.

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

An amendment to the Investments Law, which came into effect on April 1, 2005, or the 2005 Amendment, changed certain provisions of such law, including the criteria for investments qualified to receive tax benefits under the Investments Law. An eligible investment program under the 2005 Amendment will qualify for benefits as a “Privileged Enterprise” (rather than the previous terminology of Approved Enterprise). As a result of the 2005 Amendment, a company is no longer obliged to acquire Approved Enterprise status in order to receive the tax benefits previously available under the alternative benefits track, and therefore there is no need to apply to the Investment Center for this purpose (however, Approved Enterprise status remains mandatory for companies seeking grants). Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the 2005 Amendment. Companies may also approach the Israeli Tax Authority for a pre-ruling regarding its eligibility for benefits under the 2005 Amendment. The 2005 Amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime will apply only to new investment programs.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, a company must make an investment in the Privileged Enterprise exceeding a minimum amount specified in the Investment Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Privileged Enterprise, referred to as the Year of Election. Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered a Privileged Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In such case, the minimum investment required in order to qualify as a Privileged Enterprise is required to exceed a certain percentage of the company’s production assets before the expansion.

To date, we have not utilized the benefits of the Investment Law, as per the 2005 Amendment, since we are utilizing carryforward losses from previous years for tax purposes.

Tax benefits under the 2011 Amendment that became effective on January 1, 2011:

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such terms are defined in the Investment Law) as of January 1, 2011, or the 2011 Amendment. A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity or (ii) a limited partnership that (a) was registered under the Israeli Partnerships Ordinance and (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income attributed to its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%.  Such corporate tax rate was reduced to 12.5% and 7%, respectively, in 2013 and was increased to 16% and 9%, respectively, in 2014 and thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone.

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as per the 2011 Amendment with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions; (ii) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, that had participated in an alternative benefits program, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met ; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 71):

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law for the Encouragement of Capital Investments, or the 2016 Amendment, was published. According to the 2016 Amendment, a Preferred Enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to Preferred Enterprises located in other areas remains at 16%).

The 2016 Amendment also prescribes special tax tracks for technological enterprises, which are subject to rules that are to be issued by the Minister of Finance by March 31, 2017.

The new tax tracks under the 2016 Amendment are as follows:

Technological Preferred Enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological Preferred Enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%).

Special technological Preferred Enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries exceed NIS 10 billion. Such enterprise will be subject to tax at a rate of 6% on profits deriving from intellectual property, regardless of the enterprise's geographical location.

Any dividends distributed to "foreign companies", as defined in the Law, deriving from income from the technological enterprises will be subject to tax at a rate of 4%.

Tax Benefits for Research and Development

Israeli tax law allows, under specified conditions, a tax deduction for expenditures, including capital expenditures, in the year incurred relating to scientific research and development projects, if the expenditures are approved by the IIA (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor), determined by the field of research, and the research and development is for the promotion of the company and is carried out by or on behalf of the company seeking such deduction.  However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects.  Expenditures not so approved are deductible over a three-year period.

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

Grants under the Law for the Encouragement of Industrial Research and Development, 1984

The Government of Israel encourages research and development projects through the IIA, pursuant to the Law for the Encouragement of Industrial Research, Development and Innovation in the Industry, 1984, and the regulations promulgated thereunder, commonly referred to as the Research Law. Grants received under such programs are repaid through a mandatory royalty based on revenues from products incorporating know-how developed with the grants. This government support is conditioned upon the ability of the participant to comply with certain applicable requirements and conditions specified in the IIA’s programs and with the provisions of the Research Law.

Under the Research Law, research and development programs which meet specified criteria and are approved by a research committee of the IIA are eligible for grants of up to 50% of certain of the project’s approved expenditure, as determined by the research committee.

In exchange, the recipient of such grants is required to pay the IIA royalties from the revenues derived from products incorporating technology developed within the framework of the approved research and development program or derived from such program (including ancillary services in connection with such program), usually up to 100% of the U.S. dollar-linked value of the total grants received in respect of such program, plus LIBOR interest.

The terms of the Israeli Government participation generally requires that the products developed with such grants be manufactured in Israel and that the know-how developed under an approved research and development program may not be transferred to any third party. However, the IIA may approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute or subject to increased royalties' payments. In addition, under certain circumstances and subject to the IIA’s prior approval, know-how that has been funded by the IIA may be transferred to a third party. The approval for transferring the know-how outside of Israel, can be generally provided in the following cases: (a) the grant recipient pays to the IIA a portion of the consideration paid for such funded know-how (according to a certain formulas), (b) the grant recipient receives know-how from a third party in exchange for its funded know-how, or (c) such transfer of funded know-how arises in connection with certain types of cooperation in research and development activities. No approval is required for the sale or export of any products resulting from such research and development.

The Research Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the IIA of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the IIA to comply with the Research Law. In addition, the rules of the IIA may require prior approval of the IIA or additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 1% or more of our ordinary shares will be required to notify the IIA that it has become an interested party and to sign an undertaking to comply with the Research Law. Additionally, procedures regulated under the Research Law require the grant recipient to obtain the approval of the IIA prior to a change in the holdings of the recipient or change in the holdings of the means of control of the recipient if the recipient’s shares are being issued to a non-Israeli person or entity and require the new non-Israeli party to undertake to the IIA to comply with the Research Law.

In the past, we received funding from the IIA for selected research and development projects. We did not apply for or receive any research and development grants from the IIA during the three years ended December 31, 2016. See Item 5C. “Operating and Financial Review and Prospects - Research and Development” for additional details on the grants that we have received and our contingent liability to the IIA.

Taxation of Dividends Paid on Our Ordinary Shares

Taxation of Non-Israeli Shareholders

Under Israeli tax law, a distribution of dividends from income attributable to an Approved Enterprise and Privileged Enterprise will be subject to tax in Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (but the 12-year limitation does not apply to a Foreign Investors Company).  Any distribution of dividends from income that is not attributable to an Approved Enterprise will be subject to tax in Israel at the rate of 25%, except that dividends distributed to an individual and an entity who is deemed “a substantial shareholder”, at the time receiving the dividend or on any date in the 12 months preceding such date, which will be subject to tax at the rate of 30%. If the Shares are held by a nominee company, the nominee company or the financial institution will withhold at the source a tax of 25% whether the recipient is a substantial shareholder or not. Otherwise, the withholding at the source will be 25% or 30% in accordance with the above, unless a lower tax rate is provided in a tax treaty between Israel and the shareholder’s country of residence.

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

Taxation of Israeli Shareholders

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends, at the rate of 25%, or 30% for a shareholder that is considered a material shareholder (within the meaning of the Israeli Income Tax Ordinance) at any time during the 12-month period preceding such distribution.  Dividends paid on our ordinary shares to Israeli companies are exempt from such tax, except for dividends distributed from income derived outside of Israel, which are subject to the 25% tax rate. As of January 1, 2013, an additional income tax at a rate of 2% is imposed on high earners whose annual income or gain, or the Income Celling, exceeds NIS 811,560. As of January 1, 2017 the rate was increased to 3% and the Income Celling was dropped to a sum of NIS 640,000.

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

As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%.  The income tax rate applicable to Real Capital Gain derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. Additionally, if such shareholder is considered a “material shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 30%. As of January 1, 2013, an additional income tax at a rate of 2% is imposed on high earners whose Income Celling exceeds NIS 811,560. As of January 1, 2017 the rate was increased to 3% and the Income Celling was dropped to a sum of NIS 640,000.

As of January 1, 2017, an additional tax at a rate of 3% is imposed on high earners whose Income Celling exceed NIS 640,000. Moreover, capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary income rates (corporate tax rate for corporations and up to 50% for individuals).

Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2014, in which case the applicable tax rate is 26.5% and, commencing January 1, 2016, was set at 25%.   As of January 1, 2017 the corporate tax rate was reduced to 23%. However, during the period of January 1, 2017 until December 31, 2017 the tax rate will be 24%.  The foregoing tax rates do not apply to shareholders who acquired their shares prior to an initial public offering (which shares may be subject to a different tax arrangement).

The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003.  However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Taxation of Non-Israeli Shareholders

Capital gains from the sale of our ordinary shares by non-Israeli shareholders are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided however that such capital gains are not derived from a permanent establishment or business activity of such shareholders in Israel, such shareholders are not subject to the Adjustments Law, and such shareholders did not acquire their shares prior to an initial public offering.  However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Regardless of whether shareholders may be liable for Israeli income tax on the sale of our Shares, the payment of the consideration may be subject to withholding of Israeli tax at the source. Accordingly, shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

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

This summary does not address the effect of any U.S. federal taxation (such as estate and gift tax) other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or non-U.S.  taxation. You are urged to consult your tax advisors regarding the non-U.S. and U.S. federal, state and local tax consequences of an investment in ordinary shares.

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

Unless otherwise indicated, this discussion assumes that our company is not, and will not become, a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. See “—Passive Foreign Investment Companies” below.

 Taxation of Distributions

Subject to limitations, including the discussion below under the heading “—Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes.  Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that the entire amount of any distribution will generally be reported as dividend income to you. Dividends are included in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of your tax basis in our ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “—Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends would not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

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

Passive Foreign Investment Companies

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year of 2016. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned an ordinary share (and under proposed Treasury regulations, a right), certain adverse consequences could apply to the U.S. Holder. Specifically, gain recognized by a U.S. Holder on a sale or other disposition of such ordinary share (or right) would be allocated ratably over the U.S. Holder’s holding period for the ordinary share (or right). The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election) may be available to U.S. Holders and may result in alternative tax treatment. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the Internal Revenue Service, or the IRS, on IRS Form 8621.

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

Any U.S. Holder who acquires more than $100,000 of our ordinary shares or holds 10% or more in vote or value of our ordinary shares may be subject to certain additional U.S. information reporting requirements.

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

Exposure to Market Risks

We may be exposed to a variety of risks, including changes in interest rates affecting primarily interest received on short-term deposits and foreign currency fluctuations.  In 2016, our principal market risk was our exposure to currency exchange fluctuations.  We attempt to limit our exposure to currency exchange rate risk by using various hedging techniques, including forward and option contracts.  However, we cannot eliminate the effects of currency fluctuations altogether.  Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.

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

As of December 31, 2016, we had outstanding call and put option contracts in the amount of $2.0 million.  These contracts are for periods of up to seven months.  Our accumulated other comprehensive income as of such date does not include any unrealized gain on the call and put option contracts.  In 2016, we entered into forward, call and put option contracts, in the amount of $8.2 million that converted a portion of our floating currency liabilities to a fixed rate basis, thus reducing the impact of the currency changes on our cash flows.  The purpose of our foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. Changes in the fair value of put option contracts are reflected in our consolidated statements of operations as financial income or expense. In 2016, we recorded financial income of approximately $6,000 with respect to the above transactions in our consolidated statements of operations.

We have operations in several countries in connection with the sale of our products.  A substantial portion of our sales and expenditures are denominated in dollars.  We have mitigated, and expect to continue to mitigate, a portion of our foreign currency exposure through salaries, marketing and support operations in which all costs are local currency based.  As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the Euro and NIS).  A hypothetical 10% movement in foreign currency rates (primarily the Euro and NIS) against the dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in 2016 sales revenues of approximately $150,000 and on the other hand a decrease or increase in 2016 expenses of approximately $550,000.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO - 2013 framework) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2016, our internal control over financial reporting was effective.

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

	Year Ended December 31,
Services Rendered	2015	2016
Audit (1)	$123,000	$120,000
Audit Related	$0	$0
Tax	$12,000	$15,000
Other Services (2)	$3,000	$7,500
______________
(1)
Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit and reviews of our interim financial results, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	Other services in 2015 are related to due diligence services provided with respect to Vexigo transaction.

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

Neither we nor any affiliated purchaser has purchased any of our ordinary shares during 2016.

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

ITEM 16H.    MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

No applicable.

ITEM 18.    FINANCIAL STATEMENTS

Consolidated Financial Statements

Index to Consolidated Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 -F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Comprehensive Income	F-6
Consolidated Statements of Changes in Shareholders’ Equity	F-7 - F-8
Consolidated Statements of Cash Flows	F-9 - F-10
Notes to Consolidated Financial Statements	F-11 - F-47

ITEM 19.    EXHIBITS

Exhibit	Description

1.1	Memorandum of Association of the Registrant(1)

1.2	Articles of Association of the Registrant(1)

2.1 Specimen of Ordinary Share Certificate (2)

4.1 2003 Israeli Share Option Plan (3)

4.2	2006 Stock Option Plan (4)

4.3	Share Purchase Agreement by and among the Registrant, Vexigo Ltd., FPSV Holdings Ltd. and the shareholders of Vexigo Ltd. and of FPSV Holdings Ltd., dated as of February 3, 2015 (5)

4.4	Purchase Agreement by and among the Registrant and Messrs. Haim Mer, Lior Salansky and Adi Orzel, dated as of May 11, 2015 (6)

4.5	Payment Rescheduling Letter Agreement by and among the Registrant, FPSV, Vexigo and the former Vexigo shareholders, dated as of February 18, 2016 (7)

4.6
Purchase Agreement by and among the Registrant and investors consisting of all of the shareholders of Vexigo as of March 31, 2015 and all of the shareholders of FPSV as of March 31, 2015; and Messrs. Haim Mer, Roger Challen and Lior Salansky, dated as of February 18, 2016 (8)

4.7	Directors’ and Officers’ Compensation Policy (9)

8.1	List of Subsidiaries of the Registrant

11.1	Code of Ethics (4)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Label Linkbase Document

101.PRE*	XBRL Taxonomy Presentation Linkbase Document

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

(1)	Filed as an exhibit to the Registrant’s Form 20-F for the fiscal year ended December 31, 2014, and incorporated herein by reference.

(2)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-1, registration number 333-05814, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(3)	Filed as Exhibit B to Item IV of Exhibit 99.1 of the Registrant’s Report on Form 6-K for the month of July 2013 submitted on July 2, 2013, and incorporated herein by reference.

(4)	Filed as Appendix B to Item 1 of the Registrant’s Report on Form 6-K for the month of June 2006 submitted on June 23, 2006, and incorporated herein by reference.

(5)	Filed as Exhibit A to Item I of Exhibit 99.2 of the Registrant’s Report on Form 6-K for the month of February 2015 submitted on February 18, 2015, and incorporated herein by reference.

(6)	Filed as Exhibit 99.1 to the Registrant’s Report on Form 6-K for the month of May 2015 submitted on May 27, 2015, and incorporated herein by reference.

(7)	Filed as an exhibit to the Registrant’s Form 20-F for the fiscal year ended December 31, 2015, and incorporated herein by reference.

(8)	Filed as Exhibit A to the Registrant’s Report on Form 6-K for the month of April 2016 submitted on April 1, 2016, and incorporated herein by reference.

(9)	Filed as Exhibit A to the Registrant’s Report on Form 6-K for the month of June 2016 submitted on June 23, 2016, and incorporated herein by reference.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MER TELEMANAGEMENT SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of Mer Telemanagement Solutions Ltd. ("the Company") and its subsidiaries as of December 31, 2015 and 2016, and the related consolidated statements of operations, statements of comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2015 and 2016, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 28, 2016	A Member of Ernst & Young Global

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2016	2015

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,508	$3,444
Restricted cash	504	231
Restricted marketable securities (Note 4)	136	134
Trade receivables (net of allowance for doubtful accounts of $ 44 and $ 49 at December 31, 2016 and 2015)	5,305	4,485
Deferred tax asset (Note 11)	-	40
Other accounts receivable and prepaid expenses (Note 5)	343	103

Totalcurrent assets	7,796	8,437

LONG-TERM ASSETS:
Severance pay fund	752	668

PROPERTY AND EQUIPMENT, NET (Note 6)	198	160

OTHER ASSETS:
Intangible assets, net (Note 7)	63	4,461
Goodwill (Note 8)	3,479	8,298

Totalother assets	3,542	12,759

Totalassets	$12,288	$22,024

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2016	2015

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$4,086	$3,297
Deferred revenues	1,374	1,826
Deferred tax liability (Note 11)	-	142
Accrued expenses and other liabilities (Note 9)	3,756	3,505
Liabilities of discontinued operations (Note 1b)	132	105

Totalcurrent liabilities	9,348	8,875

LONG-TERM LIABILITIES:
Liabilities related to Vexigo acquisition (Note 3)	-	5,624
Accrued severance pay	914	798
Deferred tax liability (Note 11)	166	578

Totallong-term liabilities	1,080	7,000

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

SHAREHOLDERS' EQUITY (Note 13):
Share capital -
Ordinary shares of NIS 0.01 par value - Authorized: 20,000,000 shares at December 31, 2016 and 2015; Issued: 8,697,255 and 8,048,780 shares at December 31, 2016 and 2015, respectively; Outstanding: 8,691,855 and 8,043,380 shares at December 31, 2016 and 2015, respectively	23	21
Additional paid-in capital	26,569	25,648
Treasury shares at cost (5,400 Ordinary shares at December 31, 2015 and 2016)	(29)	(29)
Accumulated other comprehensive income (loss)	1	(8)
Accumulated deficit	(24,704)	(19,483)

Totalshareholders' equity	1,860	6,149

Totalliabilities and shareholders' equity	$12,288	$22,024

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2016	2015	2014
Revenues (Note 2.l)
Telecom services	$5,985	$6,018	$5,674
Telecom product sales	1,566	1,677	1,392
Video advertising	6,501	7,017	-

Totalrevenues	14,052	14,712	7,066

Cost of revenues
Telecom services	2,248	2,546	2,384
Telecom product sales	460	522	509
Video advertising	4,205	5,346	-

Totalcost of revenues	6,913	8,414	2,893

Gross profit	7,139	6,298	4,173

Operating expenses
Research and development	2,763	1,805	1,387
Selling and marketing	2,343	2,225	1,868
General and administrative	3,472	3,459	2,459
Goodwill and technology impairments, net of change in contingent earn-out consideration	4,245	3,514	-

Totaloperating expenses	12,823	11,003	5,714

Operating loss	(5,684)	(4,705)	(1,541)

Financial expense, net	(17)	(17)	(95)

Loss before taxes on income	(5,701)	(4,722)	(1,636)

Taxes on income (tax benefit), net (Note 11)	(507)	194	54

Net loss from continuing operations	(5,194)	(4,916)	(1,690)

Income (loss) from discontinued operations	(27)	177	80

Net loss	$(5,221)	$(4,739)	$(1,610)

Net loss per share:
Basic and diluted net loss per ordinary share from continuing operations	$(0.62)	$(0.68)	$(0.36)
Basic and diluted net earnings per ordinary share from discontinued operations	0.00	0.02	0.02

Basic and diluted net loss per share	$(0.62)	$(0.66)	$(0.34)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	8,452,280	7,174,991	4,670,964

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014

Net loss	$(5,221)	$(4,739)	$(1,610)

Other comprehensive income (loss):
Change in foreign currency translation adjustments	5	-	21

Available-for-sale investments:
Change in net unrealized gains (loss)	4	*) -	(23)

Other comprehensive income (loss)	9	-	(2)

Comprehensive loss	$(5,212)	$(4,739)	$(1,612)

*)          Represents an amount less than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except stock and per stock data)

			Additional		Accumulated other		Total
	Share capital		paid-in	Treasury	comprehensive	Accumulated	shareholders'
	Number	Amount	capital	shares	income (loss)	deficit	equity

Balance as of January 1, 2014	4,665,586	$13	$20,317	$(29)	$(6)	$(13,134)	$7,161

Stock-based compensation related to options issued to employees	-	-	84	-	-	-	84
Stock-based compensation related to options issued to non-employees	-	-	(15)	-	-	-	(15)
Exercise of stock options	7,078	*) -	14	-	-	-	14
Other comprehensive income (loss):
Unrealized gains of available-for-sale marketable securities, net	-	-	-	-	(23)	-	(23)
Foreign currency translation adjustments	-	-	-	-	21	-	21
Net loss	-	-	-	-	-	(1,610)	(1,610)

Balance as of December 31, 2014	4,672,664	13	20,400	(29)	(8)	(14,744)	5,632

Issuance of shares related to Vexigo acquisition	3,115,090	8	4,507	-	-	-	4,515
Stock-based compensation related to options issued to employees	-	-	170	-	-	-	170
May 2015 equity investment	227,271	-	500	-	-	-	500
Contribution from shareholders with regards to payment deferral agreement with former shareholders of Vexigo	-		20	-	-	-	20
Exercise of stock options	28,355	*) -	51	-	-	-	51
Other comprehensive income (loss):
Unrealized gains of available-for-sale marketable securities, net	-	-	-	-	*) -	-	*) -
Net loss	-	-	-	-	-	(4,739)	(4,739)

Balance as of December 31, 2015	8,043,380	$21	$25,648	$(29)	$(8)	$(19,483)	$6,149

*)          Represents an amount less than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except stock and per stock data)

			Additional		Accumulated other		Total
	Share capital		paid-in	Treasury	comprehensive	Accumulated	shareholders'
	Number	Amount	capital	shares	income (loss)	deficit	equity

Balance as of January 1, 2016	8,043,380	$21	$25,648	$(29)	$(8)	$(19,483)	$6,149

Stock-based compensation related to options issued to employees	-	*) -	223	-	-	-	223
Issuance of shares	648,475	2	698	-	-	-	700
Other comprehensive income (loss):
Unrealized gain of available-for-sale marketable securities, net	-	-	-	-	4	-	4
Foreign currency translation adjustments	-	-	-	-	5	-	5
Net loss	-	-	-	-	-	(5,221)	(5,221)

Balance as of December 31, 2016	8,691,855	$23	$26,569	$(29)	$1	$(24,704)	$1,860

*)          Represents an amount less than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014
Cash flows from operating activities

Net loss	$(5,221)	$(4,739)	$(1,610)
Loss (Income) loss from discontinued operations	27	(177)	(80)

Net loss from continuing operations	(5,194)	(4,916)	(1,690)

Adjustments required to reconcile net loss from continuing operations to net cash provided by (used in) operating activities:

Loss (gain) on sale of available-for-sale marketable securities	4	8	(10)
Depreciation and amortization	1,106	868	284
Impairment of goodwill	4,819	6,288	-
Change in payment obligation related to acquisition	(4,337)	(2,774)	-
Impairment of technology	3,763	-	-
Increase (decrease) in deferred tax, net	(514)	41	25
Employees and non-employees stock-based compensation and contribution from shareholders	223	190	69
Increase (decrease) in accrued severance pay, net	32	(16)	(24)
Decrease (increase) in trade receivables, net	(820)	387	364
Decrease (increase) in other accounts receivable and prepaid expenses	(240)	43	72
Increase in trade payables	789	1,676	-
Increase (decrease) in accrued expenses and other liabilities	368	(1,514)	73
Increase (decrease) in deferred revenues	(452)	120	(60)
Decrease (increase) in restricted cash	(273)	417	(585)

Net cash provided by (used in) operating activities from continuing operations	(726)	818	(1,482)

Cash flows from investing activities

Purchase of property and equipment	(129)	(108)	(41)
Cash paid in connection with acquisition of Vexigo Ltd., net of cash acquired (a)	(1400)	(2,264)	-
Capitalization of software development costs	(380)	(411)	-
Investment in available-for-sale marketable securities	(86)	(104)	(153)
Proceeds from sale of available-for-sale marketable securities	85	98	157

Net cash used in investing activities	(1,910)	(2,789)	(37)

The reclassified notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014
Cash flows from financing activities

Proceeds from issuance of shares	700	500	-
Proceeds from exercise of stock options	-	51	14

Net cash provided by financing activities	700	551	14

Decrease in cash and cash equivalents	(1,936)	(1,420)	(1,505)
Cash and cash equivalents at the beginning of the year	3,444	4,864	6,369

Cash and cash equivalents at the end of the year	$1,508	$3,444	$4,864

Supplemental disclosure of cash flows activities

Cash paid during the year for income taxes	$5	$7	$16

	Year ended December 31
	2016	2015	2014
Total assets, net of cash	$-	$4,691	$-
Total liabilities	-	(4,512)	-
Technology	-	4,433	-
Deferred tax liability	-	(709)	-
Goodwill	-	11,107	-
Issuance of shares	-	(4,369)	-
Payment obligations in connection with acquisition	-	(1,845)	-
Contingent earn-out consideration, net	-	(6,532)	-

Total cash paid during the year	$-	$2,264	$-

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-        GENERAL

a.
Mer Telemanagement Solutions Ltd. (the "Company" or "MTS") was incorporated on December 27, 1995. MTS and its subsidiaries (the "Group") is a worldwide provider of telecom expense management ("TEM"), mobile virtual network enabler ("MVNE"), mobile money solutions and online video advertising solutions and services.

The Company's wholly-owned subsidiaries in the United States and Hong Kong, MTS IntegraTRAK Inc. and MTS Asia Ltd., act as marketing and customer service organizations in those countries.

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

Regarding Vexigo technology and goodwill impairment in 2016, see note 1c bellow.

b.
In March 2009, the Company discontinued the operations of TABS Brazil Ltda. its wholly owned subsidiary in Brazil. The results of operations of such subsidiary, which is inactive, are classified as discontinued operations in the statement of operations.

The summarized results of operations for TABS Brazil Ltda. for the years ended December 31, 2014, 2015 and 2016, are as follows:

	Year ended December 31,
	2016	2015	2014

Net income (loss) from discontinued operations	$(27)	$177	$80

Basic and diluted net income per Ordinary share from discontinued operations	$0.00	$0.02	$0.02

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-        GENERAL (Cont.)

c.
The Company has incurred an accumulated deficit of approximately $24,704 since inception. As of December 31, 2016, the Company's total shareholders' equity amounted to $1,860. During the year ended December 31, 2016, the Company incurred an operating loss of $5,684 and its cash flows used in operating activities amounted to $726.

As of December 31, 2016, the Company had $1,644 in cash and cash equivalents and short-term marketable securities, out of which $136 held by the Company is pledged to secure future rent payments for the Company's facilities in Israel.

As stated above, the Company acquired 100% of the outstanding shares of Vexigo in consideration of $3,000 at closing and two additional payments of $500 each that were to be paid three months and six months following the closing date. The agreement further provides for earn-out payments of up to $16,000 over a 5.5 years period from the closing date, based on the earnings of the Vexigo product line.

In addition, the Company was obligated to pay the former Vexigo shareholders a dividend in the amount of approximately $1,000 which was declared before the acquisition and the working outstanding capital amount at the closing date in the amount of approximately $ 600.

On May 11, 2015, the Company issued an aggregate of 227,271, Ordinary shares in a private placement of securities. The aggregate proceeds of this issuance was $500.

In September 2015, the former Vexigo shareholders agreed that payment of the two remaining installments related to the acquisition consideration would be postponed until January 1, 2016.

In February 2016, the Company further renegotiated and extended the total amount of $2,600 of payments due to Vexigo's former shareholders. The new payment schedule will end in October 2017. As part of this arrangement, the parties also agreed that if, at any time, Company's cash balance will be lower than $2,500, than the Company will stop payments until its cash balances return to that level. During 2016, the Company paid an aggregate amount of $1,400 to the former Vexigo shareholders and based on the current level of cash balance, the Company does not expect to pay the outstanding balance during 2017. As of December 31, 2016, the outstanding balance due to Vexigo's shareholders was $ 1,200.

In May 2016, the Company completed a private placement of 648,475 Ordinary shares, for an aggregate investment of approximately $700, out of which $400 was invested by former Vexigo shareholders.

During the fourth quarter of 2016, the Company performed its annual impairment test of its reporting units. Based on the impairment analysis and in light of the deterioration in Vexigo's results, the Company concluded that the carrying value of the Video Advertising reporting unit exceeded its fair value, which resulted in a full impairment of the goodwill and technology of this business unit.

The Company believes that its cash on hand as of December 31, 2016 and the expected cash flows from operations will be sufficient to meet its working capital and capital expenditure requirements for at least the following 12 months from the financial statements issuance date. In the event the Company is not successful in generating sufficient cash from its current operations, the Company may be required to obtain financing from external sources or further reduce its level of expenditures (See Note 15 regarding reduction in expenditures made subsequent the balance sheet date).

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

Under the amended impairment model, other-than-temporary impairment loss is recognized in earnings if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it still needs to evaluate expected cash flows to be received and determines if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings. During 2015 and 2016 no other-than-temporary impairments were recorded. For further information refer to Note 4 - Marketable Securities.

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

i.	Intangible assets:

Intangible assets that are considered to have a definite useful life are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up in accordance with ASC 350. The Company's identifiable intangibles are reviewed for impairment in accordance with ASC 360 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

The Company's intangible assets were all acquired in connection with historical acquisitions, including the Vexigo acquisition in 2015 and amortized mostly over 5.5 years. For further information refer to Note 3 - Business Combination. During 2014 and 2015, no impairment losses were identified. In 2016 the Company’s Video Advertising technology was fully impaired and an impairment in amount of $3,763 was recorded. For further information refer to Note 7 - Intangible Assets.

j.	Goodwill

Goodwill and other certain purchased intangible assets have been recorded in the Company's financial statements as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, "Intangible - Goodwill and Other," ("ASC 350") goodwill is not amortized, but rather is subject to an annual impairment test.

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
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company operates in three operating segments, which also comprise its reporting units: Enterprise, Service Providers and Video Advertising. The Company's goodwill balance is assigned to the Enterprise and Video Advertising reporting units. The Company performs an annual impairment test of its reporting units as of October 1, 2016 of each year, or more frequently if impairment indicators are present. Fair value of the reporting units is determined using discounted cash flows. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting units.

Based on the impairment analysis the Company did not identify any impairment losses for the goodwill assigned to the Enterprise reporting unit. The material assumptions used for the income approach were five (5) years of projected cash flows, with a discount rate of 18.5%.

During the fourth quarter of 2016, the Company performed an impairment test with respect to the goodwill assigned to the Video Advertising business unit. The Company concluded that the carrying value of the reporting unit exceeded its fair value, and therefore, an impairment of goodwill existed and the second step of the goodwill impairment test was required. The material assumptions used for the income approach were four (4) years of projected cash flows, with a discount rate of 16.9%.

In accordance with ASC350 if goodwill and another asset (or asset group) of a reporting unit are tested for impairment at the same time, the other asset (or asset group) shall be tested for impairment before goodwill. If the asset group was impaired, the impairment loss would be recognized prior to goodwill being tested for impairment. As stated above, the Company’s Video Advertising technology was fully impaired. In addition, the goodwill balance assigned to the Video Advertising business unit as of December 31, 2016 in the amount of $4,819 was also fully impaired. For further information refer to Note 8 - Goodwill.

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

Israel-based employees that are not subject to section 14 of the Israeli Severance Pay Law are entitled to a severance pay of one month's salary for each year of employment or a portion thereof. The Company's severance pay liability for employees, that are not subject to Section 14, is fully provided by an accrual and the monthly deposits with insurance policies is recorded as an asset in the Company's balance sheet.

Severance expense for the years ended December 31, 2016 and 2015 amounted to approximately $116 and $88, respectively.

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

Revenues from cloud and managed services are recognized based on SAB 104 and ASC 605-25, when delivery has occurred or services have been rendered, the fee is fixed or determinable, collectability is probable and persuasive evidence of an arrangement exists. These revenues are recognized as one unit of accounting, on a straight-line basis over the term of the last undelivered element.

Deferred revenues include advance payments received under maintenance and support contracts.

Video Advertising

The Company, through its Vexigo subsidiary, allows advertisers to improve their business results by promoting marketing campaigns online via performance-based models and provides them with access and exposure to a variety of media companies, other networks and general websites. Vexigo's innovative optimization technology also enables affiliates to fully monetize their media inventory. Vexigo's customers obtain access to the Company's technology which enables advertisers to improve their business results by optimization of marketing campaign targeting. Vexigo's technology also enables partnerships between affiliates and advertisers. Revenue generally derived from charges to advertisers based on Cost per Mille ("CPM"). Advertisers are charged monthly based on the number of times a user clicks on ads. The Company recognizes revenue from an advertisement at that time when all four mentioned revenue recognition criteria have been met.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Video Advertising revenues are recognized based on SAB 104 and ASC 605-45 "Principal Agent Considerations". ASC 605-45 addresses whether a company should recognize revenue based on (a) the gross amount billed to a customer because it has earned revenue from the sale of the goods or services or (b) the net amount retained (that is, the amount billed to a customer less the amount paid to a publishers) because it has earned a commission or fee. The determination of whether revenues should be reported on a gross or net basis is based on an assessment of whether Vexigo is acting as a principal or an agent in the transaction. In determining whether Vexigo acts as a principal or an agent, the Company follows the accounting guidance for principal-agent considerations. While none of the factors identified in this guidance is individually considered presumptive or determinative, Vexigo has determined that in certain transactions, it is the primary obligor and has a structured inventory risk resulting from the fact that not all purchased ad spaces will be sold.

Accordingly, revenue from this activity is recorded as the gross amount billed to a customer. On the other hand, in arrangements in which Vexigo is not the primary obligor and has no inventory risk, revenues are recognized on the net amount retained.

m.	Research and development expenses:

Research and development costs are charged to the consolidated statements of operation, as incurred. Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the statement of operation when incurred.

n.	Capitalized development costs:

Capitalized development costs are recognized in accordance with ASC 350-40 "Capitalized Development Costs". Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of direct labor costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognized in profit or loss as incurred. Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses. As of December 31, 2016 and 2015, the Company's total capitalized development costs amounted to $380 and $411, respectively. For further information refer to Note 7 - Intangible Assets.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Income taxes:

The Company accounts for income taxes and uncertain tax positions in accordance with ASC Topic 740, "Income Taxes" ("ASC 740"). ASC 740 prescribes the use of the liability method, according to which deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

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

p.	Accounting for share-based compensation ("ASC 718"):

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

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair-value method for its stock-option compensation awards and values restricted stock units based on the market value of the underlying shares at the date of grant. The Company estimates the fair value of stock options granted with the following weighted average assumptions for 2016 and 2015:

	Year ended December 31,
Stock options	2016	2015

Expected volatility (1)	87.59%-90.62%	81.57%-85.95%
Risk-free interest (2)	0.95%-1.29	1.08%-1.09%
Dividend yield (3)	0%	0%
Expected life (years) (4)	3.75-6.25	3.75

(1)	The computation of expected volatility is based on realized historical share price volatility of the Company's stock.

(2)	The risk-free interest rate is based on the yield from U.S. Treasury Bonds with an equivalent term;

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

The Company applies ASC 505-50 "Equity-Based Payment to Non-Employees" ("ASC 505-50") with respect to options and warrants issued to non-employees which requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

q.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, restricted cash, marketable securities, trade receivables, other accounts receivable, trade payables, long term contingent earn-out liability and accrued liabilities approximate their fair value, due to the maturity of such instruments.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company applies ASC 820 "Fair Value Measurement" ("ASC 820") which clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

The fair value of the Company’s marketable securities are based on quoted market prices and classified within Level 1 (Refer to Note 4). The Company’s derivatives instruments are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. The long term contingent earn-out consideration, based on future earnings of the Vexigo product line, are classified within Level 3 (Refer to Note 3).

r.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, marketable securities, trade receivables and other account receivable.

Cash, cash equivalents and restricted cash are deposited with major banks in Israel, Hong Kong and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments.

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

Basic net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. No options have been included in the calculation of the diluted net earnings per Ordinary share due to the Company losses during all year presented.

t.	Derivatives instruments:

ASC 815, "Derivatives and Hedging"("ASC 815"), as amended, requires the Company to recognize all derivatives on the balance sheet at fair value. The Company entered into put and call option contracts to hedge certain transactions denominated in foreign currencies. The purpose of the Company's foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. The Company's put option contracts did not qualify as hedging instruments under ASC 815.

Changes in the fair value of put option contracts are reflected in the consolidated statements of operations as financial income or expense, when they occur.

During 2016, 2015 and 2014, the Company entered into forward, call and put option contracts in the aggregate notional amounts of $8,200, $4,200 and $3,350, respectively, which converted a portion of its floating currency liabilities to a fixed rate basis, thus reducing the impact of exchange rate fluctuations on the Company's cash flow. In 2016, 2015 and 2014, the revaluation income (expenses) from these contracts with respect to the above transactions were $6, $(7) and $(79), respectively, and are presented in the statements of operations as financial income (expense), net. As of December 31, 2016, the Company had outstanding call and put option contracts in the amount of $ 1,950.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC Topic 220, "Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income relate to unrealized gains and losses on available for sale marketable securities and changes in foreign currency translation adjustments.

v.	Treasury shares:

Company shares held by MTS as treasury shares are recognized at cost, and as a deduction from equity. Any gain or loss arising from a purchase, sale, issuance or cancellation of treasury shares is recognized directly in equity.

w.	Impact of recently issued accounting standards

1.
In February 2016, the FASB issued ASU 2016‑02—Leases (ASC 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right‑of‑use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales‑type leases, direct financing leases and operating leases. The ASU is expected to impact our consolidated financial statements as we have certain operating lease arrangements. ASC 842 supersedes the previous leases standard, ASC 840 Leases. The standard is effective on January 1, 2019, with early adoption permitted. The Company is currently in the process of evaluating the impact of the adoption of this standard on its consolidated financial statements.

2.
In March 2016, the FASB issued ASU 2016-09 "Improvements to Employee Share-Based Payment Accounting". This ASU affects entities that issue share-based payment awards to their employees. The ASU is designed to simplify several aspects of accounting for share-based payment award transactions which include the income tax consequences, classification of awards as either equity or liabilities, classification on the statement of cash flows and forfeiture rate calculations. ASU 2016-09 will become effective for the Company in the annual period ending August 31, 2018. Early adoption is permitted in any interim or annual period. The Company is currently in the process of evaluating the impact of the adoption of this standard on its consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.
On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method.

In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. ASU 2016-10 covers two specific topics: performance obligations and licensing. This amendment includes guidance on immaterial promised goods or services, shipping or handling activities, separately identifiable performance obligations, functional or symbolic intellectual property licenses, sales-based and usage-based royalties, license restrictions (time, use, geographical) and licensing renewals. In addition, in May 2016, FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which is intended to not change the core principle of the guidance in Topic 606, but rather affect only the narrow aspects of Topic 606 by reducing the potential for diversity in practice at initial application and by reducing the cost and complexity of applying Topic 606 both at transition and on an ongoing basis.

In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date of the new revenue standard for periods beginning after December 15, 2016 to December 15, 2017, with early adoption permitted but not earlier than the original effective date. Accordingly, the updated standard is effective for the Company in the first quarter of 2018 and the Company does not plan to early adopt. The Company has not yet selected a transition method and the Company is currently evaluating the effect that the updated standard will have on the Company's consolidated financial statements and related disclosures.

While the Company is continuing to assess all potential impacts of the new standard, the Company currently believes the most significant impact relates to the Company's accounting for arrangements that include software licenses bundled with maintenance and support. Under current GAAP, the revenue attributable to these software licenses is recognized ratably over the term of the arrangement because VSOE does not exist for the undelivered maintenance and support element as it is not sold separately. The requirement to have VSOE for undelivered elements to enable the separation of revenue for the delivered software licenses is eliminated under the new standard. Accordingly, under the new standard the Company will be required to recognize as revenue a portion of the arrangement fee upon delivery of the software license. Except of the changes above, the Company currently expects revenue related to the product, services and cloud offerings will remain substantially unchanged. However, the Company is still in the process of evaluating the impact of the new standard on these arrangements and additional changes may be identified. Due to the complexity of certain of our contracts, the actual revenue recognition treatment required under the new standard for these arrangements may be dependent on contract-specific terms and may vary in some instances.

4.
In August 2016, FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 eliminates the diversity in practice related to the classification of certain cash receipts and payments for debt prepayment or extinguishment costs, the maturing of a zero coupon bond, the settlement of contingent liabilities arising from a business combination, proceeds from insurance settlements, distributions from certain equity method investees and beneficial interests obtained in a financial asset securitization. ASU 2016-15 designates the appropriate cash flow classification, including requirements to allocate certain components of these cash receipts and payments among operating, investing and financing activities. The retrospective transition method, requiring adjustment to all comparative periods presented, is required unless it is impracticable for some of the amendments, in which case those amendments would be prospectively as of the earliest date practicable. The standard is effective on January 1, 2019. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements and footnote disclosures.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION

Acquisition of Vexigo Ltd.

On April 1, 2015 ("Closing Date") the Company completed the acquisition of 100% of the shares of Vexigo pursuant to a share purchase agreement ("SPA"). Vexigo was a privately-held Israeli-based software company supporting video advertising over the internet and mobile devices. The financial results of Vexigo are included in the consolidated financial statements from the Closing Date. The total consideration consisted of:

•
Cash consideration of $4,000, was to be paid in three instalments as follows: (a) at Closing Date $3,000 and, (b) two additional instalments of $500 each, three and six months following the Closing Date. Such payments were further extended as described below.

•	3,115,090 ordinary shares of the Company issued at Closing Date having a total value of $ 4,368, which considered the market restrictions on these shares.

•
Milestone-based contingent cash payments based on Vexigo's product line EBITDA post acquisition, of up to $16,000 payable over 5.5 years. The fair value of the contingent consideration amounted to approximately $6,532, net of termination fees. At Closing Date the Company recorded a related liability.

•	The SPA assumed zero working capital and included customary net working capital adjustments to the purchase price as defined in the SPA.

In addition, the Company incurred acquisition related costs of $424, which are included in general and administrative expenses for the year ended December 31, 2015. Acquisition related costs include legal, accounting and finder’s fees and other costs directly related to the acquisition.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION (Cont.)

In addition to the above, the Company undertook to pay a pre-closing declared dividend in the amount of $1,554. During 2015, the Company paid $554 on account of such pre-closing obligation of Vexigo to pay the previously declared dividend to its shareholders. The remained balance of $1,000 was paid during 2016.

 In February 2016, the Company reached an agreement to extend the payment schedule for the consideration due to be paid to the former shareholders of Vexigo, totaling $2,600. (See Note 1c).

Under business combination accounting the total purchase price was allocated to Vexigo's net tangible and intangible assets based on their estimated fair values as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill.

Intangible assets:

Closing Date April 1, 2015

Total assets	$204
Total liabilities	(148)
Technology	4,433
Goodwill	11,107
Deferred tax liability	(709)

Total consideration	$14,887

 Intangible asset

In performing a purchase price allocation, the Company considered, among other factors, analysis of historical financial performance, highest and best use of the acquired assets and estimates of future performance of Vexigo's products. The fair value of Vexigo’s Video Advertising technology of $4,433 (useful life 5.5 years) was based on a valuation, performed by the Company's management with the assistance of a third party valuation firm using estimates and assumptions provided by management.

Regarding goodwill and technology impairment during 2016 and 2015 see Notes 7 and 8.

 Condensed combined pro forma information

The following unaudited condensed combined pro forma information for the years ended December 31, 2014 and 2015, gives effect to the acquisition of Vexigo as if the acquisition had occurred on January 1, 2014. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred if the acquisition had been consummated on that date, nor does it purport to represent the results of operations for future periods. For the purposes of the pro forma information, the Company has assumed that all Vexigo revenues prior to the acquisition date were recognized on gross basis (Refer to Note 2.l.) and net income includes additional amortization of intangible assets related to the acquisition of $ 806 in each of 2014 and 2015, and its related tax effects.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION (Cont.)

	Year ended December 31,
	2015	2014
	Unaudited

Revenues	$18,964	$17,319
Net income (loss)	(3, 923)	251
Basic and diluted earnings (loss) per share	$(0.55)	$0.03

        Contingent earn-out consideration

Under business combination accounting, the Company is required to measure the contingent consideration related to an earn-out at its fair value on each reporting date. For the purpose of ASC 805, the Company used a third party specialist, to perform the fair value valuation as of the closing date and as of every balance sheet date thereafter. The fair value of the earn-outs was measured using a Monte Carlo simulation of the triangular model, for possible EBITDA for the 5.5 years following the closing date. As of the Closing Date and December 31, 2015 the total contingent consideration was determined to be $6,732 and $4,255, respectively. Contingent consideration is classified as a liability and may be adjusted to fair value at each reporting date through earnings, until the contingency is resolved and may affect the Company's results in the future. As part of the impairment valuation performed during the fourth quarter of 2016, the fair value of the earn-outs as of December 31, 2016 was estimated to be zero, due to the updated projections of the Company and the re-evaluation study that was performed.

NOTE 4:-        MARKETABLE SECURITIES

The following is a summary of the Company's accumulated gross unrealized gains/ losses from investments in marketable securities as of December 31, 2016 and 2015:

	December 31, 2016				December 31, 2015
	Amortized	Gross unrealized	Gross unrealized	Fair market	Amortized	Gross unrealized	Gross unrealized	Fair market
	cost	gains	losses	value	Cost	gains	losses	value
Available-for-sale:

Equity securities	$77	$-	$-	$77	$87	$-	$(2)	$85
Corporate bonds	41	*) -	-	41	16	*) -	-	16
Israeli Government debt	18	-	*) -	18	36	-	(3)	33

	$136	$-	$-	$136	$139	$-	$(5)	$134

*)          Represents an amount less than $ 1.

The net realized gains (losses) on sales of available-for-sale securities of $ (4), $ (8) and $ 10 in 2016, 2015 and 2014, respectively, were recorded in financial income (expense), net.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-        MARKETABLE SECURITIES (Cont.)

The amortized cost and fair value of debt and securities as of December 31, 2016 and 2015, by contractual maturity, are shown below:

	December 31, 2016		December 31, 2015
	Amortized cost	Fair market value	Amortized cost	Fair market value

Matures up to one year	$94	$94	$126	$121
Matures after one year through five years	34	34	12	13
Matures after five years	8	8	-	-

Total	$136	$136	$138	$134

The marketable securities are restricted in order to secure the Company's obligations under an office lease (For further information refer to Note 10).

NOTE 5:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2016	2015

Government authorities	$278	$58
Prepaid expenses	37	21
Lease deposits	4	6
Others	24	18

	$343	$103

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	PROPERTY AND EQUIPMENT

	December 31,
	2016	2015
Cost:

Computers and peripheral equipment	$1,094	$987
Office furniture and equipment	216	200
Leasehold improvements	36	30

	1,346	1,217
Accumulated depreciation:

Computers and peripheral equipment	961	877
Office furniture and equipment	170	164
Leasehold improvements	17	16

Accumulated depreciation	1,148	1,057

Depreciated cost	$198	$160

The depreciation expense for the years ended December 31, 2016, 2015 and 2015 amounted to $ 91, $ 96 and $ 106, respectively.

NOTE 7:-	INTANGIBLE ASSETS, NET

a.	Intangibles consist of the following:

	December 31,
	2016	2015
Cost:

Developed technology	$2,170	$2,170
Customer relationships	1,015	1,015
Brand name	229	229
Capitalized developed costs	791	411
Video technology	4,433	4,433
Video technology and capitalized developed cost impairment	(3,763)	-

	4,875	8,258
Accumulated amortization:

Developed technology	2,170	2,045
Customer relationships	1,015	1,001
Brand name	166	146
Video technology	1,461	605

	4,812	3,797

Amortized cost	$63	$4,461

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	INTANGIBLE ASSETS, NET (Cont.)

b.	Amortization expense amounted to $ 1,015, $ 772 and $ 1,782 for the years ended December 31, 2016, 2015 and 2014, respectively.

c.	Estimated amortization expense for:

Year ended December 31,

2017	$21
2018	21
2019	21

$63

NOTE 8:-	GOODWILL

The Company's goodwill balance is assigned to the Enterprise and Video Advertising reporting units as follows:

December 31, 2016

January 1, 2014 and December 31, 2014 (Enterprise reporting unit)	$3,479

Acquisition of Video Advertising business (Note 3)	11,107
Goodwill impairment in 2015 (Note 1)	(6,288)
Goodwill impairment in 2016 (Note 1)	(4,819)

December 31, 2016	$3,479

NOTE 9:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2016	2015

Employees and payroll accruals	$969	$759
Institutions and income tax payable	177	303
Accrued expenses	1,390	1,152
Related parties	1,220	1,291

	$3,756	$3,505

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Group leases office space and motor vehicles through operating leases. The facilities of the Company and its subsidiaries are leased for periods ending February 2019. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2016 are as follows:

Year ended December 31,

2017	$176
2018	116
2019	10

$302

Operating lease expenses for the years ended December 31, 2016, 2015 and 2014 were approximately $451, $411 and $379, respectively.

b.	Royalty commitments:

The Company is committed to pay royalties to Israel Innovation Authority ("IIA"), formerly known as the Office of the Chief Scientist,  of the Ministry of Industry, Trade and Labor of the Government of Israel on proceeds from sales of products resulting from the research and development projects in which the IIA participated. In the event that development of a specific product in which the IIA participated is successful, the Company will be obligated to repay the grants through royalty payments at the rate of 3% to 5% based on the sales of the Company, up to 100%-150% of the grants received linked to the dollar. Grants received after January 1999 is subject to interest at a rate equal to the 12 month LIBOR rate. The obligation to pay these royalties is contingent upon actual sales of the products and, in the absence of such sales, no payment is required.

As of December 31, 2016, the Company had a contingent liability to pay royalties in the amount of approximately $8,453 plus interest for grants received after January 1999.

The Company has paid or accrued royalties in its cost of revenues relating to the repayment of such IIA grants in the amount of $112, $115 and $103 for the years ended December 31, 2016, 2015 and 2014, respectively.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Claims and demands:

1.	Claims related to discontinued operations:

The Company is a party to various tax claims that arose in TABS Brazil. Accordingly, the Company recorded a provision of approximately $14 in respect of such claims in accordance with ASC 450, "Contingencies", based on the legal counselor.

In August 2007, TABS Brazil was ordered by the Labor Law Court in Brazil to pay approximately $51 to one of its former employees. Such amount bears a 1% interest rate per month from the date that the claim was filed. The Company recorded a provision in its financial statements for the total amount of the claim. As of December 31, 2016 total claims related to discontinued operations amounted to $132.

2.
The Israeli Government, through the Fund for Encouragement of Marketing Activities, awarded C. Mer Industries Ltd. (“C. Mer”), a related party of the Company grants for participation in foreign marketing expenses, partially related to the Company's marketing activities for the years 1996 - 1998. During 2012, the Company received through an affiliated company a demand with respect to the reimbursement of above-mentioned grants. As of December 31, 2016 and 2015, the Company provided a provision in the amount that was considered probable.

d.	Guarantees:

The Company provided a bank guarantee in the amount of $ 69 to secure its obligations under one of its lease agreements, as describe in more details in Note 4.

NOTE 11:-      TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rates:

Taxable income of the Company is subject to the Israeli corporate tax at the rate as follows: 2013 - 25%, 2014 and 2015- 26.5%. On January 5, 2016, the Israeli Parliament officially published the Law for the Amendment of the Israeli Tax Ordinance (Amendment 216), that reduces the standard corporate income tax rate from 26.5% to 25%. In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

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

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-      TAXES ON INCOME (Cont.)

The benefit period starts with the first year the beneficiary enterprise earns taxable income, provided that 14 years have not passed since the approval was granted and 12 years have not passed since the enterprise began operating. In respect of expansion programs pursuant to Amendment No. 60 to the Investment Law, the benefit period starts at the later of the year elected and the first year the Company earns taxable income provided that 12 years have not passed since the beginning of the year of election. The respective benefit period has not yet begun However, the benefit period is expected to end on December 31, 2019.

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

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 68):

In January 2011, the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011 ("the Amendment") was enacted. The Amendment prescribes, among others, amendments to the Law for the Encouragement of Capital Investments, 1959 ("the Law"). The Amendment became effective as of January 1, 2011. According to the Amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company's entire preferred income under its status as a preferred company with a preferred enterprise. Commencing from the 2011 tax year, the Company can elect (without possibility of reversal) to apply the Amendment in a certain tax year and from that year and thereafter, it will be subject to the amended tax rates, as detailed below.

As of December 31, 2016, the Company chose not to adopt this amendment, but may elect to do so in the future. Vexigo chose to adopt this amendment and believes it is entitled to benefit from a reduced corporate tax rate under the Israeli privileged enterprise program.

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 71):

In August 2013, the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 which includes Amendment 71 to the Law for the Encouragement of Capital Investments ("the Amendment") was enacted. According to the Amendment, the tax rate on preferred income from a preferred enterprise in 2014 and thereafter will be 16% (in development area A - 9%). As for changes in tax rates resulting from the enactment of Amendment 73 to the Law, see below.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-      TAXES ON INCOME (Cont.)

The Amendment also prescribes that any dividends distributed to individuals or foreign residents from the preferred enterprise's earnings as above will be subject to tax at a rate of 20%.

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 73):

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law for the Encouragement of Capital Investments ("the Amendment") was published. According to the Amendment, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

The Amendment also prescribes special tax tracks for technological enterprises, which are subject to rules that are to be issued by the Minister of Finance by March 31, 2017.

The new tax track under the Amendment, which may be relevant to the Company is as follows:

Technological preferred enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%).

Any dividends distributed to "foreign companies", as defined in the Law, deriving from income from the technological enterprises will be subject to tax at a rate of 4%.

Since as of December 31, 2016 definitive criteria to determine the tax benefits had not yet been established, it cannot be concluded that the legislation in respect of technological enterprises had been enacted or substantively enacted as of that date. Accordingly, the above changes in the tax rates relating to technological enterprises were not taken into account in the computation of deferred taxes as of December 31, 2016.

3.	The Law for the Encouragement of Industry (Taxation), 1969:

The Company has the status of an "industrial company", as defined by this law. According to this status and by virtue of regulations published thereunder, the Company is entitled to claim a deduction of accelerated depreciation on equipment used in industrial activities, as determined in the regulations issued under the Inflationary Law. The Company is also entitled to amortize a patent or rights to use a patent or intellectual property that are used in the enterprise's development or advancement, to deduct issuance expenses for shares listed for trading, and to file a consolidated income tax report under certain conditions.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-      TAXES ON INCOME (Cont.)

4.	Tax Benefits for Research and Development:

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

The IIA has approved some of the Company's research and development programs and the Company has been able to deduct, for tax purposes, a portion of its research and development expenses net of the grants received. Other research and development expenses that are not approved may be deducted for tax purposes in three equal installments during a three-year period.

5.	Tax assessments:

The Company and Vexigo have received final tax assessments through the 2012 and 2011 tax year.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-      TAXES ON INCOME (Cont.)

b.	Income taxes on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

c.	Net operating loss carry-forwards:

As of December 31, 2016, the Company and its subsidiaries in Hong Kong, U.S. and Vexigo (Israel) had an estimated total amount of available carry-forward tax losses of approximately $ 20,791, $ 452, $ 648, and $ 407, respectively, to offset against future taxable profits. The operating tax loss carry-forwards in Israel may be offset indefinitely against operating income. In addition, as of December 31, 2016, the Company had capital losses in the amount of approximately $ 459 that can be carried forward indefinitely.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-      TAXES ON INCOME (Cont.)

MTS IntegraTRAK is subject to U.S. income taxes. Total net operating loss carry-forwards of approximately $ 648 as of December 31, 2016, will expire in the years 2021 to 2028. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. Such annual limitation may result in the expiration of net operating losses before utilization.

d.	Deferred income taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group's deferred tax liabilities and assets are as follows:

	December 31,
	2016	2015
Deferred tax asset (liability):

Tax loss carry-forwards	$5,492	$5,593
Allowances for doubtful accounts and accruals for employee benefits	111	103
Intangible assets	67	81
Depreciation, accruals for interest and other	808	746

Deferred tax asset before valuation allowance	6,478	6,523
Goodwill and deferred tax	(989)	(834)
Valuation allowance	(5,323)	(6,369)

Deferred tax liability, net	$(166)	$(680)

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
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2016	2015	2014

Loss before taxes on income, net, as reported in the statements of operations from continuing operations	$(5,701)	$(4,722)	$(1,636)

Tax rates	25%	26.5%	26.5%

Theoretical tax benefit	$(1,425)	$(1,251)	$(434)

Decrease in taxes resulting from:

Non – deductible expenses	1,175	1,255	156
Loss and timing differences for which no deferred tax was provided	(334)	209	297
Tax adjustment in respect of different tax rate of subsidiaries	75	(49)	34
Changes in provision for uncertain tax positions	2	30	1

Taxes on income, net, as reported in the statements of operations	$(507)	$194	$54

f.	Loss before income taxes is comprised as follows:

	Year ended December 31,
	2016	2015	2014

Domestic	$(5,743)	$(4,855)	$(1,785)
Foreign	42	133	149

	$(5,701)	$(4,722)	$(1,636)

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-      TAXES ON INCOME (Cont.)

g.	Taxes on income are comprised as follows:

	Year ended December 31,
	2016	2015	2014

Current taxes	$7	$153	$29
Deferred taxes	(514)	41	25

	$(507)	$194	$54

Foreign	$63	$57	$45
Domestic	$(570)	$137	$9
	$(507)	$194	$54

h.	As of December 31, 2016, the Company recorded a liability for unrecognized tax benefits of $135. A reconciliation of the opening and closing amounts of unrecognized tax benefits is as follows:

	December 31,
	2016	2015

Balance as of beginning of the year	$132	$102
Additions based on tax positions taken during the current period	3	30

Balance at the end of the year	$135	$132

NOTE 12:-     RELATED PARTY TRANSACTIONS AND BALANCES

a.
The Company receives certain services from C. Mer, a publicly traded company. Mr. Chaim Mer, the Company's chairman of the board and Mr. Isaac Ben Bassat, a former director of the Company, are members of the controlling group of C. Mer. These services include reimbursement for shared expenses related to a commercial insurance policy. For the years ended December 31, 2016, 2015 and 2014, the Company paid or accrued $12, $11 and $11, respectively, with respect to the above mentioned expenses. In 2012 MTS Ltd. engaged with Mer Telecom Ltd., a subsidiary of C. Mer, in a deployment of its mobile financial services ("MFS") solution for a customer in Africa and completed the deployment in 2013. The Company recorded revenue in the amount of $ 14, $ 33 and $ 33 in 2016, 2015 and 2014, respectively. As of December 31, 2016 the solution was implemented, but the customer has not yet activated the solution.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-     RELATED PARTY TRANSACTIONS AND BALANCES (Cont.)

In 2014, the Company engaged with Athena Ltd., a subsidiary of C. Mer, in a deployment of a MFS solution for a customer in Africa in the amount of $ 65. As of December 31, 2015, the solution was completed and delivered and therefore revenue was recognized in 2015.

From January 1, 2009 until September 2011, as part of the acquisition of certain assets and liabilities of AnchorPoint, Inc., the Company received certain services from Data Distributors Inc., a company controlled by Mr. Roger Challen, a director of the Company and the controlling shareholder of the Info Group Inc., a beneficial owner of 12.5% of the Company's Ordinary shares as of December 31, 2016. These services include reimbursement for shared expenses, development and IT services, other administrative services. Expenses recognized with respect to the above mentioned services were approximately $ 9, $9 and $ 30 for the years ended December 31, 2016, 2015 and 2014, respectively. In addition, the Company rents an office in Powder Springs, Georgia, from Mr. Challen, under a month-to-month lease. In each of the years ended December 31, 2016, 2015 and 2014, the Company paid or accrued $ 56 with respect to the above mentioned rent expenses.

Regarding liabilities to related party derived from the Vexigo acquisition, see note 1.c.

b.	Balances and transactions with related parties were as follows:

1. Balances with related parties:

	December 31,
	2016	2015

Other accounts receivable and prepaid expenses (Note 5)	$10	$10

Other accounts payable and accrued expenses (Note 9)	$1,220	$1,291

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-     RELATED PARTY TRANSACTIONS AND BALANCES (Cont.)

2. Transactions with related parties:

	Year ended December 31,
	2016	2015	2014

Revenues derived from a related party	$14	$33	$37

Amounts charged by related parties:

Cost of revenues	$36	$37	$83
Operating expenses	142	139	180

	$178	$176	$263

NOTE 13:-     SHAREHOLDERS' EQUITY

a.	Share capital:

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

Upon the closing of the Vexigo transaction, the Company issued to an independent business consultant (who subsequently became the Company's chief executive officer) a warrant based on a cashless exercise mechanism to acquire 2% of the Company's outstanding ordinary shares on a pre-closing basis (93,453 ordinary shares based on the number of shares outstanding prior to the closing) with an exercise price equal to the market price of the Ordinary shares at the signing of the SPA (i.e., $0.96 per share) valid for a period of five years.

On May 11, 2015, the Company issued in a private placement to certain of its shareholders an aggregate of 227,271, Ordinary shares for an aggregate of $500, pursuant to a share purchase agreement.

On May 16, 2016, the Company issued in a private placement to certain of its shareholders an aggregate of 648,475, Ordinary shares, for an aggregate of $700, out of which amount, an aggregate of $400 was invested by former Vexigo shareholders, out of the outstanding amount owed to them.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-     SHAREHOLDERS' EQUITY (Cont.)

b.         Share options:

The Company’s 1996 Incentive Share Option Plan (the "Plan") when adopted, authorized the grant of options to purchase up to 750,000 of its Ordinary shares to officers, employees and directors of the Company or any subsidiary, pursuant to section 102 of the Israel Income Tax Ordinance. Any option, which is canceled or forfeited before expiration, will become available for future grants.

Each option granted under the Plan is exercisable until the earlier of five years from the date of the grant of the option or the expiration dates of the option plan. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options were exercised. The options primarily vest gradually over four years of employment.

In 2003, pursuant to an amendment in section 102 of the Israeli Income Tax Ordinance the Company rolled-over the remaining 446,958 options available at that time under the Plan for future grants under the 2003 Incentive Share Option Plan (the "2003 Plan") that conforms with the amended provisions of section 102 of the Israel Income Tax Ordinance. In August 2013, shareholders approved amendments to the 2003 Plan. Its term was extended by ten years so that the 2003 Plan will expire on November 30, 2023, unless further extended. The number of ordinary shares issuable under the 2003 Plan was increased by an additional 500,000 Ordinary shares, so that the Company is entitled to issue up to 946,957 ordinary shares under the 2003 Plan. In August 2016, shareholders approved the increase of the number of ordinary shares issuable under the 2003 Plan by an additional 500,000 Ordinary shares, so that the Company is entitled to issue up to 1,446,957 ordinary shares under the 2003 Plan.

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

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-     SHAREHOLDERS' EQUITY (Cont.)

As of December 31, 2016 803,034 Ordinary shares are available for future option grants under the Company's plans.

c.	A summary of option activity under the Company's stock option plans to its employees as of December 31, 2016 and changes during the year ended December 31, 2016 are as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2016	566,145	$1.45	-	-
Granted	397,674	$1.15	9.58	-
Exercised	-	$-	-	-
Expired and forfeited	12,000	$1.07	-	-

Outstanding at December 31, 2016	951,819	$1.45	4.90	$-

Vested and expected to vest	851,980	$1.38	5.22	$-

Exercisable at December 31, 2016	302,750	$1.63	0.80	$-

The weighted average grant-date fair value of options granted during 2016 and 2015 was $ 1.21 per option.

The total compensation cost related to options granted to employees under the Company's share-based compensation plans recognized for the years ended December 31, 2016, 2015 and 2014 amounted at $205, $170 and $84, respectively, net of estimated forfeitures.

As of December 31, 2016, there was $314 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

d.	Total stock-based compensation expenses recognized in 2015 and 2016:

The total stock-based compensation expense related to employees' equity-based awards, recognized for the years ended December 31, 2016, 2015 and 2014, was comprised as follows:

	Year ended December 31,
	2016	2015	2014

Cost of revenues	$8	$17	$11
Research and development	30	45	13
Selling and marketing	12	12	1
General and administrative	155	96	59

	$205	$170	$84

e.	Options to non-employees:

Issuance date	In connection with	Number of options granted	Options exercisable	Exercise price per share	Exercisable through

April 1, 2015	consultant	80,000	-	0.88	April 2020

Our former CEO, Mr. Salansky currently serves as a consultant to the Company’s Board of  Directors and agreed to provide his consulting services in consideration for the extension of the option granted to him on April 1, 2015 (which became fully vested on April 1, 2016) to acquire 80,000 ordinary shares under our 2003 Plan. Total stock-based compensation expense related to non-employees' equity-based awards, recognized in 2016 was $ 18.

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

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-     REPORTABLE SEGMENTS AND GEOGRAPHIC INFORMATION (Cont.)

The following tables present the financial information for the Company's reportable segments.

	Year ended December 31,
	2016	2015		2014

Enterprise

Revenue	$6,663	$6,860		$6,601
Adjusted EBITDA (unaudited)	$513	$676		$512

Video Advertising

Telecom revenue	$6,502	$7,017	(*)	$-
Adjusted EBITDA (unaudited)	$(327)	$(273	)(*)	$-

Service Providers

Telecom revenue	$887	$835		$465
Adjusted EBITDA (unaudited)	$(296)	$(556)		$(1,700)

Total

Revenue	$14,052	$14,712		$7,066
Adjusted EBITDA (unaudited)	$(110)	$(153)		$(1,188)

(*)   Financial information for the nine months ended on December 31, 2015

A reconciliation of total adjusted EBITDA to net income for each year is as follows:

	Year ended December 31,
	2016	2015	2014

Adjusted EBITDA (unaudited)	$(110)	$(153)	$(1,188)
Depreciation and amortization expenses	(1,106)	(868)	(284)
Stock-based compensation	(223)	(170)	(69)
Financial expense (income), net	(17)	(17)	(95)
Goodwill impairment, net of contingent consideration	(482)	(3,514)	-
Video advertising technology impairment	(3,763)	-	-
Income tax effect	507	(194)	(54)

Net income (loss) from continuing operations	$(5,194)	$(4,916)	$(1,690)

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-     REPORTABLE SEGMENTS AND GEOGRAPHIC INFORMATION (Cont.)

The total revenues from external customers are attributed to geographic areas based on the location of the customer:

	Year ended December 31,
	2016	2015	2014

United States	$6,860	$11,450	$5,642
Asia	1,984	1,493	300
Israel	3,178	571	440
Europe	1,147	923	376
Other	883	275	308

	$14,052	$14,712	$7,066

NOTE 15:-     SUBSEQUENT EVENT

Following the year end and due to the continued weakness in the Company’s Video Advertising business, the Company took additional steps to reduce its operational expenses Company-wide and to eliminate non-profitable operations, including the layoff of employees and other cost-cutting measures.

During December 2016, the Company signed a new lease agreement for its executive offices in Israel; however, due to cost-cutting measures, the Company negotiated an agreement to cancel this lease in consideration of a payment of approximately $131.

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MER TELEMANAGEMENT SOLUTIONS LTD.

By:	/s/ Alon Mualem
Alon Mualem
Interim Chief Executive Officer and Chief Financial Officer

Dated: March 28, 2017