Form 20-F/A
period 2016-12-31
MER TELEMANAGEMENT SOLUTIONS LTD
filed 2017-05-18
CIK 1025561

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F/A

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

Yes   ☒   No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Emerging growth company ☐	Non-accelerated filer ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. 

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes   ☐   No   ☒

This Report on Form 20-F is incorporated by reference into our Form S-8 Registration Statements File Nos. 333-123321 and 333-180369.

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this "Amendment") to the annual report on Form 20-F for the fiscal year ended December 31, 2016, as filed by Mer Telemanagement Solutions Ltd. (the "Company" or "we") with the Securities and Exchange Commission (the "Commission") on March 28, 2017 (the "Form 20-F"), is being filed solely to correct clerical errors in the date included in the electronic version of the audit report of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global ("E&Y"), included in the Form 20-F (the "Audit Report").

Therefore, we are filing this Amendment to our Form 20-F to include the corrected Audit Report together with the consolidated financial statements to which the Audit Report was attached in Item 18 of our Form 20-F.  In addition, we are (i) refiling the consent of E&Y as Exhibit 15.1 and (ii) filing or furnishing, as indicated herein, as Exhibits 12.1, 12.2, 13.1 and 13.2, currently dated certifications.

This Amendment speaks as of the date of the initial filing of the Form 20-F and, other than as described above, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F and does not, and does not purport to, reflect any events that have occurred after the date of the initial filing of the Form 20-F.

i

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

                4.7            Directors’ and Officers’ Compensation Policy (9)

8.1                           List of Subsidiaries of the Registrant(+)

11.1                         Code of Ethics (4)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

1

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global

101.INS*	XBRL Instance Document(+)

101.SCH*	XBRL Taxonomy Extension Schema Document(+)

101.CAL*	XBRL Taxonomy Calculation Linkbase Document(+)

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document(+)

101.LAB*	XBRL Taxonomy Label Linkbase Document(+)

101.PRE*	XBRL Taxonomy Presentation Linkbase Document(+)

_____________
(+)	Previously filed.
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

2

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

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER
March 28, 2017	A Member of Ernst & Young Global

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

Dated: May 18, 2017

3