Form 20-F
period 2017-12-31
MER TELEMANAGEMENT SOLUTIONS LTD
filed 2018-04-30
CIK 1025561

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

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
 14 Hatidhar Street, Ra’anana 4366516, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 0.03 Par Value	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 0.03 per share…………… 3,120,684
(as of December 31, 2017)

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

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes ☐   No ☒

This Report on Form 20-F is incorporated by reference into our Form S-8 Registration Statements File Nos. 333-123321 and 333-180369.

INTRODUCTION

We are a global provider of solutions for telecommunications expense management, or TEM, enterprise mobility management, or EMM, and for online and mobile video advertising.Our TEM solutions allow enterprises and organizations to make smarter choices with their telecommunications spending at each stage of the service lifecycle, including allocation of cost, proactive budget control, fraud detection, processing of payments and spending forecasting.  Our converged billing solutions include applications for charging and invoicing customers, interconnect billing and partner revenue management using pre-pay and post-pay schemes, as well as managed services for mobile virtual network operators in the United States and worldwide.

The online video advertising solution is provided through Vexigo, a wholly-owned subsidiary of our company. The Vexigo solution for online and mobile platforms supports multiple ad formats and interactive ad units.

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

On September 6, 2017, we effected a one-for-three reverse split of our ordinary shares. The reverse split entailed the exchange of one ordinary share, NIS 0.03 nominal value per share for three ordinary shares, NIS 0.01 nominal value. No fractional shares were issued as a result of the reverse split. The reverse split reduced the number of outstanding ordinary shares from 9,356,566 ordinary shares to 3,120,684 ordinary shares. Unless explicitly stated otherwise, all share prices and amounts are adjusted to account for the reverse split.

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

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.            Selected Financial Data

The following selected consolidated financial data for and as of the five years ended December 31, 2017 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP.  Our audited consolidated financial statements for the three years ended December 31, 2017 and as of December 31, 2016 and 2017 appear elsewhere in this annual report.  Our selected consolidated financial data as of December 31, 2013, 2014 and 2015 and for the years ended December 31, 2013 and 2014 have been derived from audited consolidated financial statements not included in this annual report.   The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects,” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Operations Data:
	Year Ended December 31,
	2017	2016	2015	2014	2013
	(U.S. dollars in thousands, except share and per share data)
Revenues	$8,626	$14,052	$14,712	$7,066	$12,472
Cost of revenues	3,511	6,913	8,414	2,893	4,024
Gross profit	5,115	7,139	6,298	4,173	8,448
Selling and marketing	1,829	2,343	2,225	1,868	2,164
Research and development	2,145	2,763	1,805	1,387	1,389
General and administrative	3,009	3,472	3,459	2,459	3,188
Goodwill and technology impairment, net of change in contingent earn-out consideration	-	4,245	3,514	--	--
Operating income (loss)	(1,868)	(5,684)	(4,705)	(1,541)	1,707

Financial (expenses) income, net	144	(17)	(17)	(95)	61
Income (loss) before taxes on income	(1,724)	(5,701)	(4,722)	(1,636)	1,768
Taxes on income (benefit), net	(9)	(507)	194	54	435
Net income (loss) from continuing operations	(1,715)	(5,194)	(4,916)	(1,690)	1,333
Net income (loss) from discontinued operations	(53)	(27)	177	80	73
Net income (loss)	(1,768)	(5,221)	(4,739)	(1,610)	1,406
Basic and diluted net income (loss) per share from continuing operations	$(0.57)	$(1.84)	$(2.05)	$(1.08)	$0.84
Basic and diluted net income (loss)per share from discontinued operations	$(0.02)	$(0.01)	$0.07	$0.06	$0.06
Basic and diluted net income (loss) per share	$(0.59)	$(1.85)	$(1.98)	$(0.14)	$0.90
Weighted average number of ordinary shares used in computing basic net income (loss) per share	2,991,547	2,817,427	2,391,664	1,556,988	1,553,230
Weighted average number of ordinary shares used in computing diluted net income (loss) per share	2,991,547	2,817,427	2,391,664	1,556,988	1,573,655

Balance Sheet Data:

	As of December 31,
	2017	2016	2015	2014	2013
	(in thousands)
Working capital (deficiency)[1]	$(1,409)	$(1,552)	$(438)	$2,090	$3,455
Total assets	8,646	12,288	22,024	10,892	12,629
Shareholders’ equity	1,712	1,860	6,149	5,632	7,161
______________________
1.	Working capital (deficiency) excludes discontinued operations.

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

Risks Relating to Our Business and Market

Our auditors have expressed substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain further financing.

Our audited financial statements for the year ended December 31, 2017, were prepared under the assumption that we would continue our operations as a going concern. Our independent registered public accounting firm has included a “going concern” explanatory paragraph in its report on our financial statements for the year ended December 31, 2017, indicating that we have suffered recurring losses from operations and have a net capital deficiency, which raises substantial doubt about our ability to continue as a going concern. The inclusion of this “going concern” paragraph in our financial statements and the uncertainty concerning our ability to continue as a going concern may adversely affect our ability to obtain future financing and, if obtained, the terms of such financing. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. As of December 31, 2017, we had cash and cash equivalents of $1.3 million and a working capital deficiency of $1.4 million.  We expect to report a loss for the first quarter of 2018 and that our cash position will be reduced further. Without additional funds from private or public offerings of debt or equity securities, sales of assets, sales or licenses of intellectual property or technologies, or other transactions, we will exhaust our resources and will be unable to continue operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

We have incurred operating losses in each of the past four years and may not regain profitability in the future. We anticipate that we will need additional funding. If we are unable to raise capital, we will be forced to reduce or eliminate certain of our operations.

We have incurred operating losses in each of the last four years and may not be able to regain profitable operations in the future or generate positive cash flows from operations. Our continued losses have resulted in our having a working capital deficiency in the past three years. To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations in the future, and as a result, there is substantial doubt about our ability to continue as a going concern. During 2017, we had negative operating cash flows and as of December 31, 2017, our cash and cash equivalents declined to $1.3 million and we had a working capital deficiency of $1.4 million. We anticipate that we will be required to obtain financing from outside sources or further reduce our level of expenditures.  Such financing may not be available to us, or, if available, may not be on terms satisfactory to us.  If adequate funds are not available to us, our results of operations and financial condition will be adversely affected and we will be forced to reduce the scope of, or eliminate certain of our operations. Even if we are able to continue to finance our business, the sale of additional equity will result in dilution to our current shareholders and the incurrence of debt could require us to grant a security interest in our assets. If we raise additional funds through the issuance of debt securities, these securities may have rights senior to those of our ordinary shares and could contain covenants that could restrict our operations. In addition, we may require additional capital beyond our currently forecasted amounts to achieve profitability.

Our efforts to reduce expenses, could disrupt our business and may not be successful.

As part of our strategy to return to profitable operations, we have determined to reduce our operational expenses across the company and to eliminate our non-profitable operations. We are now focused on our core businesses, TEM, call accounting and to a lesser degree, video advertising. We must manage our employees, operations, finances, research and development and capital investments efficiently. If we fail to appropriately coordinate across our executive, engineering, finance, human resources, legal, marketing, sales, operations and customer support teams, our productivity and the quality of our solutions may be adversely affected and our results of operation will be negatively impacted.

We would be adversely affected if we are unable to attract and retain key personnel.

Our success depends in part on key management, sales, marketing and development personnel and our continuing ability to attract and retain highly qualified personnel. There is competition for the services of such personnel.  The loss of the services of key personnel, and the failure to attract highly qualified personnel in the future, may have a negative impact on our business. Moreover, our competitors may hire and gain access to the expertise of our former employees or our former employees may compete with us. In the last year a number of our key personnel have resigned from our company or have been dismissed, including our former CEO, our current chief financial officer, the Chairman of our Vexigo subsidiary, the CEO of Vexigo and the President of our North America operations. While we have successfully replaced our former CEO, who also currently heads our North America operations, in a timely manner and believe that we have a qualified successor to our CFO in-house, there is no assurance that any of the associated risks will not be realized in the future.

We derive a significant portion of our revenues from TEM call accounting solutions, whose revenues have declined in recent years.

A significant portion of our revenues is derived from our TEM call accounting solutions, whose revenues declined each year from 2006 through 2014 and from 2016 through 2017. Revenues for these products may not grow or stabilize in the future.  If the market for our TEM solutions fails to grow or stabilize in the future, our business, operating results and financial condition would be adversely affected.  Our future financial performance will be dependent to a substantial degree on the successful introduction, marketing and customer acceptance of our current and future TEM call accounting solutions.

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

The market for our TEM and call accounting solutions may be adversely affected by intense competition.

The market for TEM and call accounting solutions is fragmented and is intensely competitive.  Competition in the industry is generally based on product performance, depth of product line, technical support and price.  We compete both with international and local competitors (including providers of telecommunications services), many of whom have significantly greater financial, technical and marketing resources than us.  We anticipate continuing competition in the TEM and call accounting markets and the entrance of new competitors into the market.  Our existing and potential customers, including business telephone switching system manufacturers and vendors, may be able to develop  products and services that are as effective as, or more effective or easier to use than, those offered by us.  Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels.  We may not be able to compete successfully against current or future competitors and that competition may adversely affect our future revenues and, consequently, our business, operating results and financial condition.

The impairment of intangible assets and goodwill arising from our acquisitions could continue to negatively impact our net income and shareholders’ equity.

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

The online advertising field is highly competitive and is increasingly dominated by large players, diminishing access and opportunities for smaller players like our company. The increased cost of online advertising space decreased Vexigo’s gross margin.

The online advertising field has undergone significant changes in recent years, resulting from, among other factors, the increased significance and scope of the mobile advertising segment and from consolidation in the ad exchange and ad network markets. Two of the largest online services providers, Google and Facebook, derive the significant majority of their revenues in the online advertising market and control a substantial portion of the supply chain for online advertising spots. The smaller players, including Vexigo, compete for the remaining market share, including the remaining placement inventory and advertising customers. This competitive field requires Vexigo and its competitors to continuously advance technologically and develop or locate technological and other solutions to stay competitive. If Vexigo will be unsuccessful in obtaining and maintaining a competitive position, its results of operations will be adversely affected and our results of operations and financial condition will be adversely affected. During recent years, the cost of online advertising space significantly increased, resulting in a lower gross margin for Vexigo’s operations. In the event Vexigo will not be successful in y generating higher revenues for its online advertising space inventory, Vexigo’s gross margin may not recover to its historic levels and may further decline, adversely affecting Vexigo’s results of operations.

Vexigo’s reliance on a small number of suppliers and customers, places our business, financial condition and results of operations at risk.

A relatively small number of customers have historically accounted for a majority of Vexigo’s revenue. During 2016, Vexigo’s top three customers accounted for 50% of its aggregate revenues.  In addition, until January 2016 Vexigo relied on one major supplier, AppNexus, for a significant portion of its advertising space (approximately 54% during 2015). Vexigo’s activity with AppNexus was reduced significantly in early 2016 and we expect that Vexigo will continue to depend upon a relatively small number of suppliers and customers for a significant portion of its advertising space and revenue for the foreseeable future. During January 2017, Brightroll, which was acquired by Yahoo and which Vexigo used for purchasing media, switched to a different platform and significantly reduced its activity with Vexigo. During 2017, Vexigo faced significant difficulties in its efforts to work with different platforms and therefore Vexigo’s activity declined. If Vexigo fails to compensate for the loss of advertising space or revenue by creating commercial relationships with new suppliers and attracting new customers, or fails to retain new or existing suppliers and customers, or if existing suppliers terminate or materially alter their commercial relationships with Vexigo, or if existing customers run fewer advertising campaigns with Vexigo, defer or cancel their insertion orders, or terminate their relationship with Vexigo altogether, whether through the actions of their agency representatives or otherwise,  our business, and results of operations and financial condition will be further adversely affected.

Vexigo has experienced fluctuations and material declines in its operating results, which make its future results difficult to predict and could cause its operating results to continue to decline in the future.

Vexigo’s operating results have fluctuated in the past and will likely fluctuate in the future, while experiencing a steady decline since its acquisition in 2015, due to a variety of factors, many of which are not readily discernible and are beyond Vexigo’s control. Vexigo’s fluctuating results could cause its performance to fall below our expectations and adversely affect our operating results. Factors that may increase the volatility of and adversely affect Vexigo’s operating results include the following:

•	changes and new measures implemented by internet browsers and manufacturers of mobile devices limiting the scope and type of advertising that can be placed using Vexigo’s solutions;

•	consolidation of Vexigo’s competitors and the entry into the advertising sales market of the major players and web services providers;

•	increases in the percentage of advertising space that Vexigo acquires but does not sell, thereby increasing its operating costs without a parallel increase in its revenues;

•	Vexigo’s ability to obtain quality advertising space;

•	developments in technology or new devices that enable users to block advertising;

•	the addition or loss of media affiliates;

•	changes in demand and pricing for Vexigo’s solutions and the overall reduction in the prices of online advertising placements;

•	Vexigo’s inability to obtain long-term commitments from advertisers;

•	changes in the way advertisers verify safe video impressions;

•	changes in publishers’ policy for running in-banner video advertising, preventing Vexigo from utilizing its media assets;

•	changes in video platforms regulation, preventing Vexigo from selling its inventory to its advertisers;

•	the seasonal nature of Vexigo’s customers’ spending on video advertising campaigns;

•	changes in Vexigo’s pricing policies or the pricing policies of its competitors and the pricing of video advertising space or of other third-party services;

•	the introduction of new technologies, products or service offerings by Vexigo’s competitors;

•	changes in Vexigo’s customers’ video advertising budget allocations, agency affiliations, or marketing strategies;

•	changes and uncertainty in the regulatory environment applicable to Vexigo or its affiliates;

•	changes in ad-exchanges that may prevent running rotating advertisements;

•
changes in the economic prospects of Vexigo’s video advertisers or the economy generally, which could alter current or prospective advertisers’ spending priorities or could increase the time or costs required to complete sales with advertisers;

•	changes in the availability of video advertising space through real-time advertising exchanges or in the cost to reach end consumers through video advertising; and

•	changes in Vexigo’s capital expenditures as it acquires the hardware, equipment and other assets required to support its business.

Vexigo has encountered and will continue to encounter risks and difficulties frequently experienced by companies in rapidly changing industries, including challenges related to layoffs, recruiting, integrating and retaining qualified employees, making effective use of limited resources, achieving market acceptance of its existing and future offerings, as well as competing against companies with greater financial and technical resources; acquiring and retaining customers and maintaining relationships with advertisers, advertising agencies and owners of publishing space and publisher agencies; and developing new offerings. Based upon all of the factors described above and others that Vexigo may not anticipate, including those beyond its control, it has a limited ability to forecast its future revenue, costs and expenses. As a result, our operating results, may from time to time fall below our estimates or the expectations of investors.

If Vexigo acquires low quality advertising space, or if fraud content or views are detected in connection with the placement of advertisements by Vexigo or if Vexigo sells advertising space in connection with undesirable advertising campaigns, Vexigo’s revenues may decrease and its reputation may be harmed.

The instances of fraudulent content and fraudulent views of online advertising (using bots or other technologies) increased during recent years and pose a significant threat to the online advertising market. The advertising space that Vexigo accesses through real-time advertising exchanges may be of low quality or misrepresented to it, despite attempts by Vexigo and its suppliers to prevent fraud and conduct quality assurance checks. In addition, Vexigo has contractual commitments to take reasonable measures to prevent undesirable advertising from appearing on the websites that sell the advertising space to Vexigo. In the event Vexigo detects the low quality or fraudulent advertising space or problematic campaign, it will lose the funds invested in acquiring the relevant advertising space. In the event Vexigo is not successful in detecting such low quality or fraudulent advertising space or problematic campaign and sells it to its customers or places it on advertising space, these customers may refuse to pay for their ad placement or cease working with Vexigo and Vexigo, and we, may become subject to indemnification claims by Vexigo’s customers or from the publishers and Vexigo’s reputation may be harmed, resulting in decreased revenues from, or the cessation of commercial relationships with, the affected advertising agencies, advertisers or their affiliates.

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

We are based in Israel and generate a large percentage of our sales in the United States.  Our sales in the United States accounted for 77.8%, 48.8% and 76.1% of our total revenues for the years ended December 31, 2015, 2016 and 2017, respectively.  We may not be able to maintain or increase international market demand for our products.  To the extent that we cannot do so in a timely manner, our business, operating results and financial condition will be adversely affected.

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

Cyber-attacks or other breaches of network or information technology, or IT, security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations.  In particular, both unsuccessful and successful cyber-attacks on companies have increased in frequency, scope and potential harm in recent years.  Such an event may result in our inability to operate our facilities, which, even if the event is for a limited period of time, may result in significant expenses and/or loss of market share to other competitors in the market for TEM and call accounting solutions. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain.  A failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. Any of these occurrences could result in a material adverse effect on our results of operations and financial condition.

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

We depend upon the continued retention of certain key personnel. Turnover in recent years in the position of our chief executive officer could adversely affect our growth strategy and the execution of our business plans.

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

In October 2017, we announced the appointment of Roy Hess as our chief executive officer. Mr. Hess replaced Mr. Alon Mualem who served as interim chief executive officer since February 2017. In February 2017, we announced the departure of Orey Gilliam as our chief executive officer and the appointment of Alon Mualem as interim chief executive officer. In June 2016, Mr. Gilliam replaced Lior Salansky, who had served as our chief executive officer since January 2015.  Mr. Salansky replaced Alon Mualem who served as interim chief executive officer after the departure of Eytan Bar in May 2014. This turnover in the position of our chief executive officer and any future turnover in this position could hinder our strategic planning, execution and future performance.

We have encountered difficulties in realizing any financial or strategic benefits from the Vexigo acquisition and may be unable to realize any benefits from the Vexigo acquisition or any future transactions.

Mergers and acquisitions of companies are inherently risky and subject to many factors outside of our control and no assurance can be given that the acquisition of Vexigo or other companies in the future, will be successful and will not adversely affect our business, operating results, or financial condition.  To date we have not been able to capitalize on our acquisition of Vexigo and have been required to record impairments of substantially all of our investment. In the future, we may seek to acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in the future in order to expand our business. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results.

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

The terms of the Vexigo stock purchase agreement, or the Vexigo SPA, require us to pay the former Vexigo shareholders earn-out payments, or the Earnout Payments, equal to 45% of the EBITDA from the Vexigo Products Line (as such term is defined in the Vexigo SPA) for a period of 5.5 years from the closing date of the acquisition, subject to certain limitations and up to a cap of $16 million. The Earnout Payment in connection with fiscal years 2015, 2016 and 2017 (commencing on April 1, 2015, the date we acquired Vexigo) amounted to $0. As the Earnout Payments are calculated based on EBITDA, certain payments and liabilities of Vexigo, including any tax liability, will not be taken into account in the calculation of the payments, which will further decrease the cash, if any, generated by Vexigo’s operations that we will be able to use to fund our operations and growth. In the event we require additional funds for our ongoing operations beyond the funds remaining after deduction of the Earnout Payments, we may be required to raise funds by means of an equity financing, which will dilute the holdings of our current shareholders or loans from financial institutions. Such equity or debt financings may not be available on terms acceptable to us, or at all, which would have an adverse effect on our operations and business.

Risk Factors Related to Our Ordinary Shares

If we fail to maintain compliance with NASDAQ’s continued listing requirements, our shares may be delisted from the NASDAQ Capital Market.

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “MTSL.”  To continue to be listed on the NASDAQ Capital Market, we need to satisfy a number of conditions, including a minimum closing bid price per share of $1.00 for 30 consecutive business days and shareholders’ equity of at least $2.5 million.  On February 22, 2017, we were notified that that we were not in compliance with NASDAQ’s requirement that listed securities maintain a minimum bid price of $1.00 per share.  As a result of our reverse split in September 2017, we were able to achieve compliance by meeting the applicable standard for a minimum of ten consecutive business days.

In addition, as of December 31, 2016 our shareholders’ equity was $1.9 million. On April 3, 2017 we received a NASDAQ Staff Determination letter indicating that we failed to comply with the continued listing requirement that we maintain either a minimum of $2,500,000 in stockholders’ equity or $35,000,000 market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years, as set forth in NASDAQ Marketplace Rule 4320(e)(2)(B), and that the Staff is therefore reviewing our eligibility for continued listing on The NASDAQ Capital Market. In accordance with NASDAQ Marketplace Rule 4320(e)(2)(D), we received 45 calendar days, or until May 18, 2017, to submit a plan to regain compliance. On May 17, 2017, we submitted our plan to regain compliance with the minimum stockholders’ equity requirement), which included a proposed debt conversion of the outstanding debt owed to the former shareholders of Vexigo that was recorded in our balance sheet in the amount of approximately $1.2 million and a proposed private placement of our ordinary shares in consideration for an aggregate amount of $400,000. On August 14, 2017, following the implementation of the Vexigo debt conversion and a private placement of our ordinary shares, we regained compliance with the NASDAQ’s minimum stockholders’ equity requirement and accordingly we received a conditional notice of regaining listing compliance from the NASDAQ. As of December 31, 2017, our shareholders’ equity was $1.83 million. Therefore, we expect to receive a NASDAQ Staff determination letter indicating that we again failed to comply with the continued listing requirement that we maintain a minimum of $2.5 million in stockholders’ equity. We may not be able to reach the minimum shareholders’ equity required for continued listing by NASDAQ in the timeframe that will be prescribed by NASDAQ and, even if we do regain compliance, we could in the future fail to meet this or other NASDAQ continued listing requirements and fail to cure such noncompliance, resulting in the delisting of our ordinary shares from NASDAQ. If we are delisted from NASDAQ, trading in our ordinary shares would be conducted on a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

A few of our shareholders who are also members of our Board, may have a significant influence over our business prospects. Future disagreements among these Board members may delay or prevent certain business developments.

Mr. Haim Mer, the Chairman of our Board of Directors, and his wife, Mrs. Dora Mer, currently beneficially own approximately 17.3% of our outstanding ordinary shares. The Info Group, Inc. (formerly AnchorPoint, Inc.) whose principal shareholder, Mr. Roger Challen, is one of our directors, currently beneficially owns 14% of our outstanding shares. Mr. Tzvika Friedman, who is one of our directors, currently beneficially owns 5.8% of our outstanding shares. As a result, each of these shareholders has a significant influence over the election of our Board of Directors and over our business and affairs. Any future disagreements between these board members in connection with our business and affairs, including with respect to any determinations relating to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends, may delay or prevent certain of these developments and thereby harm our future prospects and results of operations.  This concentration of ownership may also adversely affect our share price, especially if these shareholders sell substantial amounts of our ordinary shares.  Our current officers and directors beneficially own, collectively, 1,244,814 ordinary shares, or approximately 39.6% of our outstanding shares.

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

Some of our directors, officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and they may be called for active duty under emergency circumstances at any time.  If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time.  Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service.  Any disruption in our operations could adversely affect our business.

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

We are a worldwide provider of TEM and billing tools and solutions and of solutions for video advertising over the internet and mobile devices. Our TEM solutions assist enterprises and organizations in making smarter choices with their telecommunications spending at each stage of the service lifecycle, including allocation of cost, proactive budget control, fraud detection, processing of payments and spending forecasting.  Our converged billing solutions include applications for charging and invoicing customers, interconnect billing and partner revenue management using pre-pay and post-pay schemes.

On December 30, 2008, we completed the acquisition of certain assets and liabilities of AnchorPoint, a Massachusetts-based provider of TEM solutions.  This acquisition has enabled us to expand our product offerings. The aggregate consideration paid for the acquisition at the closing date was the issuance of 24.4% of our outstanding shares on a post-transaction basis.

In April 2015, we acquired 100% of the outstanding shares of Vexigo, a privately-held Israeli-based software company supporting video advertising over the internet and mobile devices, which continues to operate as our wholly-owned subsidiary. Due to the continued weakness in Vexigo’s business, during April 2018 our board of directors decided that we will either sell the Vexigo business or discontinue its operations in the near term.

B.            Business Overview

Industry Background

We are a global provider of solutions for telecommunications expense management (TEM), enterprise mobility management (EMM) and online and mobile video advertising. Our TEM Suite helps organizations reduce operational expenses, improve productivity and optimize networks and services associated with communications networks and information technology.

Through Vexigo, we offer many advertising solutions, including delivery of video advertising campaigns to relevant, brand-receptive digital audiences. Vexigo manages and optimizes its customers’ digital marketing campaigns assisting them to maximize the effectiveness of every advertisement delivered to its target audience. Vexigo is able to perform accurate analysis of video campaigns across different devices and ad exchanges, managing a significant amount of campaigns, while driving monetization for the digital media property owner.

TEM Industry

The advances in communications technologies and the proliferation of mobile devices have greatly increased the financial and personnel resources required by an enterprise to operate and manage its communications environment.  The communications industry has also undergone significant regulatory changes that have resulted in the expansion of the number of service providers and available products. Public cloud IaaS (Infrastructure as a Service) consumption and spending continue to grow. Cloud leaders responsible for IaaS spending need to get ahead of spending and waste through the emerging practice of cloud service expense management, and to take advantage of the emerging tools. Enterprises need to manage an increasing number of service options and a growing volume and complexity of communications contracts and billing arrangements.  Inefficient management of these expenses, including overpayments as a result of billing errors, get visibility and control over resources for expense reduction which often results in enterprises incurring significant unnecessary expenses.

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

Unified Communication & Collaboration products, which are fundamental management tools, record, retrieve and process data received from a PBX or other Unified Communication and Collaboration, or UC&C, systems. This information provides a telecommunications manager with information on telephone usage, instant messaging, application sharing, presence, video and enables the management of internal billing, fraud detection, compliance and optimizes an enterprise’s telecommunications resources.

Digital Advertising Industry

Google and Facebook dominate the US digital ad market. The advertising market is generally divided into two broad categories: direct response and branding. Direct response advertising is designed to induce specific action, while brand advertising is designed to establish a long-term, positive consumer attitude toward a company or its product or service without a specific call to action. While direct response advertisers measure campaign effectiveness against consumer response to an advertisement’s call to action, brand advertisers measure campaign effectiveness against metrics such as reach (how many consumers within the advertiser’s target audience were exposed to the advertisement) and frequency (how many times was the consumer within the target audience exposed to the advertisement). Brand advertisers may conduct post-campaign surveys with their target audience to measure how well a campaign increased brand-relevant metrics, such as brand awareness, message recall, brand favorability and purchase intent.

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

Vexigo expects that television brand advertisers will in the future follow their target audiences onto digital video and allocate more of their budgets to digital video advertising. As new solutions address the challenges advertisers face with deploying digital video brand campaigns in a fragmented ecosystem, Vexigo believes this market is poised to capture increasing amounts of advertising dollars.

Products

Call Accounting and Telecommunications Expense Management Solutions for Enterprises

TEM Suite

Our TEM Suite is a solution that assists organizations to reduce their telecom and cloud spending, manage their IT assets, bill internal and external customers, and monitor the quality of service of their telecom and cloud networks.  Our TEM Suite includes several modules that can be delivered as a SaaS.  The TEM Suite software platform encompasses the business processes conducted by IT and finance departments in acquiring, provisioning and supporting corporate telecommunications assets.  Solutions include software suites and the outsourcing of specific tasks to third-party service providers.  At the heart of any TEM offering is an automated software platform used by the business or by an external service provider managing a company’s telecom invoices and assets.  In 2017, our TEM Suite won a 2017 award from TEMIA, Communications Solutions Products of the Year Award from TMC, and from Internet Telephony.

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

•
UC&C Analytics (eXsight)- Collection of call data records, Instant messaging, app sharing, video, presence information directly from the UC&C provider, including rates and pricing of calls, serviceability, employee productivity, and generation of insights.

Additional features and functions:

•          Asset Management

•          Cable Management

•          Private Calls Management

•          Quality of Service

•          Contact Center Analysis

•          Provision Engine

•          VOIP Quality of Service

•          Proactive Alerts

•          Tenant Resale

•          Work Order Management

•          Procurement Management

Cloud Expense Management – Empowers organizations to monitor cloud spend, optimize cloud efficiency, resource re-sizing recommendations, cost allocation, cloud governance for eliminates barriers without sacrificing control.

TEM Services

Map-to-Wins.  Customer engagements begin with Map-to-Wins, which is a strategic consulting approach for our TEM solution.  Map-to-Wins enables organizations to effectively align their business goals with their people, processes and technology investments to assure that their expense management initiatives will be successful.  Our proprietary Map-to-Wins approach ensures that proven business processes are used to define both the customer’s and our responsibilities during setup and implementation.  This enables our customers to maximize any process improvement opportunities and ensures that nothing is overlooked during this process.

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

Vexigo’s Solutions

Vexigo’s solutions are built for brand advertisers and professional digital media property owners that produce content and applications. Vexigo built its data-science capabilities to deliver reliable campaign results for brand advertisers and monetization for digital media property owners. Vexigo’s ads run when users choose to view video content on their internet-connected devices and platforms. Vexigo delivers video advertisements, largely on a pre-roll basis, meaning that the advertisements are prominently displayed before the chosen video content is displayed. Utilizing campaign management platform, Vexigo’s advertiser customers reach large-scale, brand-receptive audiences, and digital media property owners capture brand advertising revenue with their content and applications.

Vexigo utilizes optimization technology which is capable of simultaneously analyzing a high number of single impressions, effectively and efficiently determining each impression’s quality and matching relevant advertiser to it. Vexigo believes that this leads to high user engagement, higher CPMs and better monetization on an uninterrupted basis.

The solutions offered by Vexigo to digital media property owners and advertisers provide the following benefits:

•	Utilization of a wide range of digital media properties on a 24/7 basis;

•
Digital media property owners enjoy Vexigo’s solutions to effectively verify, validate, filter and sift through large quantities of media, thus obtaining high quality media that is appropriate to the nature of their properties, with lower quality or fraudulent media being eliminated by Vexigo’s technology in the process; and

•
Vexigo offers digital advertisers a package of advertising opportunities by aggregating digital media property categories, providing an optimized solution and avoiding the need to manually select relevant media properties for advertising;

Vexigo’s Strategy

Vexigo intends to pursue its business model by, among other things:

•
continuing to leverage its business model as its customers allocate their digital marketing expenditure towards higher quality and more personalized exposures. Vexigo aims to attract new customers to its business, as well as capture a bigger share of its existing customers’ advertising budgets by providing optimized results for advertisers and higher revenue sharing arrangements for digital property owners; and

•
increasing the number of digital advertising sources in its network to ensure its customers have access to a large and diversified supply of advertisements across a wide variety of media channels. This includes plans to strengthen Vexigo’s relationships with advertising exchanges and direct advertisers. By expanding its network of digital advertisers, Vexigo believes it will strengthen its market profile as an independent digital marketing company with low dependency on any one advertising source and attract additional customers seeking a large and diversified network of digital media.

In 2017, Vexigo focused its activity on premium advertisers.  Vexigo has served over 200 advertisers and advertising agencies in over 20 countries with more than 8,000 domains, and ads served by it have generated over 2 billion video impressions around the world.

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

We sell our solutions worldwide through OEMs, distribution channels and our own direct sales force in the United States, Israel and Hong Kong, and through a network of local distributors in these and various other countries.  We employed 10 persons in sales and marketing and 27 persons in support as of December 31, 2017, as compared to 14 persons in sales and marketing and 26 persons in support as of December 31, 2016 and 14 persons in sales and marketing and 26 persons in support as of December 31, 2015.

Online Advertising Solutions’ marketing strategy is focused on increasing awareness of its platform and monetization tools in order to expand its customer base and increase advertiser and digital media owner loyalty. Vexigo sells to its customers primarily through its sales and media personnel, who have established relationships with major ad agencies and direct relationships with advertisers, as well as digital media platform owners.

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

Competition

Telecommunications Solutions

The global TEM solution and services market is highly competitive and includes recognized leaders such as Tangoe, Inc. and Calero Software LLC that are covered by industry analysts such as Gartner. As an outcome, we focus on our existing installed base and partnerships to grow our business.  We invest in the robustness of our products and the professionalism of our managed service team, to increase our value to our customers.  There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not adversely affect our future revenues and, consequently, on our business, operating results and financial condition.

Online Advertising Solutions

Vexigo operates in a dynamic and competitive market, influenced by trends in both the overall advertising industry as well as the digital video advertising market. Vexigo competes with networks such as Matomy, Brightcom, and Web3, as well as other ad networks. Vexigo also faces competition from direct response advertising providers who seek to target brands. Some large advertising agencies, which may represent Vexigo’s current customers, build their own relationships with digital media properties and can directly connect advertisers with digital media properties. Other companies that offer analytics, mediation, exchange or other third party solutions are or may become intermediaries between advertisers and digital media properties and thereby compete with Vexigo.

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

Our trademark rights include rights associated with the use of our trademarks and rights obtained by registration of our trademarks in Israel and the United States.  We have also acquired rights in certain registered trademarks and common law trademarks and service marks in past acquisitions.  The use and registration rights of our trademarks does not ensure that we have superior rights over other third parties that may have registered or used identical related marks on related goods or services.  Trademark rights are territorial in nature; therefore, we do not have rights in all jurisdictions.

Vexigo has one registered patent in the United States. Vexigo’s management believes that, while a patent may provide it with a competitive advantage, its success depends primarily on its marketing, business development, applications and know-how. There can be no assurance that Vexigo’s future patents or other intellectual property rights will afford it a meaningful competitive advantage.

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

D.            Property, Plants and Equipment

Our executive offices and research and development facilities are located at 14 Hatidhar Street, Ra’anana, Israel. In February 2018, we entered into an extension of a lease for 4,583 square feet that expires in February 2019 at an annual rental charge of approximately $93,000. In January 2018, Vexigo downsized the space it leased in Nes Ziona, Israel due to the significant reduction in personnel that was effected in December 2017. Vexigo now occupies approximately 600 square feet under a month-to-month basis lease, for which the aggregate monthly rental charge is approximately $2,500.

Our U.S. subsidiary, MTS IntegraTRAK, occupies approximately 2,944 square feet of space in River Edge, New Jersey for a monthly rental fee of approximately $5,100 under a lease terminating in February 2019.  We also have an office in Glendale, California, where we occupy approximately 400 square feet of space, under a month-to-month lease for a monthly rental fee of approximately $750. In addition, we have an office in Powder Springs, Georgia, where we occupy approximately 4,800 square feet of space under a month-to-month lease for a monthly rental fee of approximately $4,700.

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

During 2017 we operated in three business segments. Our Telecom Business operates in two operation-based segments: Enterprise (TEM) Division and Service Providers (Billing) Division. Our Enterprise segment includes TEM solutions and services and our Service Providers segment includes billing services and solutions. Due to the significant decline of our Billing business and our focus on the TEM business, at the beginning of 2018 we decided that our remaining billing activity will be part of the telecommunication business going forward.  Following the acquisition of Vexigo in April 2015, we operate in another operation-based segment of Video Advertising. We have wholly-owned subsidiaries in Israel, the United States, Hong Kong and the Netherlands, which act as marketing and customer service organizations in those countries. We also operate the Vexigo business as a wholly-owned subsidiary in Israel.

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

Our audited financial statements for the year ended December 31, 2017, were prepared under the assumption that we would continue our operations as a going concern. Our independent registered public accounting firm has included a “going concern” explanatory paragraph in its report on our financial statements for the year ended December 31, 2017, which raises substantial doubt about our ability to continue as a going concern. The inclusion of this “going concern” paragraph in our financial statements and the uncertainty concerning our ability to continue as a going concern may adversely affect our ability to obtain future financing and, if obtained, the terms of such financing. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. Without additional funds from private or public offerings of debt or equity securities, sales of assets, sales or licenses of intellectual property or technologies, or other transactions, we will exhaust our resources and will be unable to continue operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

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

Video Advertising

Vexigo, which we acquired on April 1, 2015, is a provider of digital video advertising solutions for large and small brand advertisers, advertising agencies and for other businesses around the world that promote or sell products and/or services to consumers through digital media, such as websites, mobile apps and social media networks and digital media properties, Vexigo delivers video advertising campaigns to relevant, brand-receptive digital audiences.

Vexigo generates revenue by delivering digital video advertisements on internet-connected devices. Vexigo’s ads run when users choose to view video content on their devices. Advertising customers submit ad insertion orders to Vexigo and Vexigo fulfills those orders by delivering the customers’ digital video advertisements to audiences available through digital media properties, a process referred to as an advertising campaign. Vexigo is typically paid on a cost per thousand advertising impressions basis, or CPM. In certain cases Vexigo pays the publishers a fixed price for advertising space, however in other cases Vexigo agrees on a revenue share arrangement with publishers where the payment to the publishers is based on CPM or a fixed price deducted from payment received from advertisers.

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

TEM Call Accounting Solutions

The majority of the TEM (Enterprise) Division revenues are derived from our TEM call accounting solutions, whose revenues have declined each year since 2006 and revenues for these products may not grow in the future.  If the market for our TEM solutions fails to grow or stabilize in the future, our business, operating results and financial condition would be adversely affected. Our future financial performance will be dependent to a substantial degree on the successful introduction, marketing and customer acceptance of our TEM call accounting solutions.

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

Key Factors Affecting Our Video Advertising Business

Video advertising Solutions

The majority of this division’s revenues are derived from delivery of video advertising campaigns to relevant, brand-receptive digital audiences. Vexigo manages and optimizes its customers’ digital marketing campaigns to maximize the effectiveness of every advertisement to its target audience. However, Vexigo relies on “Supply Side Platforms,” or SSPs, and “Video Ad Exchanges” to purchase its solutions on behalf of advertising agencies and/or DSPs (Demand Side Platforms) or advertisers and expects to continue to rely on a few major suppliers of its advertising space and a small number of customers for a significant portion of its revenue. As a result, if Vexigo fails to successfully attract or retain new or existing suppliers and customers, if the existing major supplier terminates or materially alters its commercial relationship with Vexigo or if existing customers run fewer advertising campaigns with Vexigo, defer or cancel their insertion orders, delay or decline payments based on claims of fraudulent or otherwise insufficient advertising space, or terminate their relationship with Vexigo altogether, whether through the actions of their agency representatives or otherwise, Vexigo will be required to compensate for the loss of advertising space or revenue by creating commercial relationships with new suppliers and attracting new customers. If Vexigo is not successful in timely locating quality substitute suppliers or customers, Vexigo’s business, financial condition and results of operations would be negatively affected. Vexigo’s ability to receive payment from its customers is also dependent on the financial stability of its customers or any third parties that represent such customers, such as ad agencies, and of the other market participants who are part of the chain of acquisition and supply in the online advertising market. In the event any of the relevant market participants cannot meet its financial obligations, the other members of this supply chain, including Vexigo, risk losing their portion of the relevant income and revenues.

Competition

Vexigo operates in a dynamic and competitive market, influenced by trends in both the overall advertising industry as well as the digital video advertising market. Vexigo competes with networks such as Matomy, Brightcom, and Web3 , as well as other ad networks. Vexigo also faces competition from direct response advertising providers who seek to target brands. Some large advertising agencies, which may represent Vexigo’s current customers, build their own relationships with digital media properties and can directly connect advertisers with digital media properties. Other companies that offer analytics, mediation, exchange or other third party solutions are or may become intermediaries between advertisers and digital media properties and thereby compete with Vexigo. Two of the largest online service providers, Google and Facebook, account for the significant majority of the revenues in the online advertising market, and control a substantial portion of the supply chain for online advertising spots. The smaller players, including Vexigo, compete over the remaining market share, including the remaining placement inventory and advertising customers. This competitive field requires Vexigo and its competitors to continuously advance technologically and develop or locate technological and other solutions

Proprietary Rights and Risks of Infringement

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

Results of Operations

The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2017	2016	2015
Revenues:
Telecom Product sales	15.1%	11.1%	11.4%
Telecom Services	63.4	42.6	40.9
Video Advertising, net	21.5	46.3	47.7
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Telecom Product sales	4.8	3.3	3.6
Telecom Services	19.1	16.0	17.3
Video Advertising	16.8	29.9	36.3
Total cost of revenues	40.7	49.2	57.2
Gross profit	59.3	50.8	42.8
Selling and marketing	21.2	16.6	15.1
Research and development	24.9	19.7	12.3
General and administrative	34.9	24.7	23.5
Goodwill and technology impairment, net of evaluation of contingent consideration	-	30.2	23.9
Operating loss	(21.7)	(40.4)	(32.0)
Financial expenses, net	(1.7)	(0.1)	(0.1)
Loss before taxes on income	(20.0)	(40.5)	(32.1)
Taxes on income (tax benefit)	(0.1)	(3.6)	1.3
Loss from continuing operations	(19.9)	(36.9)	(33.4)
Net income (loss) from discontinued operations	(0.6)	(0.2)	1.2
Loss	(20.5)	(37.1)	(32.2)

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

Revenue.  Revenues from products and services consist primarily of software license fees, advertising campaigns sales and revenues from services, including managed services, hosting, consulting, maintenance, training, professional services and support.  Revenues decreased by 39% to $8.6 million for the year ended December 31, 2017 from $14.1 million for the year ended December 31, 2016.  Revenues from our Enterprise (TEM) segment decreased by 9.0% to $6.1 million, or 71% of our total revenues, for the year ended December 31, 2017 from $6.7 million, or 47.5% of our total revenues, for the year ended December 31, 2016. Revenues from our Service Providers (Billing) segment decreased by 27.8% to $0.6 million, or 7.0% of our total revenues, for the year ended December 31, 2017 from $0.9 million, or 6.4% of our total revenues, for the year ended December 31, 2016.  Revenues from products and services from our wholly-owned U.S. subsidiary, MTS IntegraTrak decreased by 10.2% to $5.3 million, or 60.2% of our total revenues, for the year ended December 31, 2017 from $5.9 million, or 41.8% of our total revenues, for the year ended December 31, 2016. Revenues from video advertising segment decreased by 69.2% to $1.9 million, or 22.1% of our total revenues, for the year ended December 31, 2017 from $6.5 million, or 46.3% of our total revenues, for the year ended December 31, 2016.  This decrease in video advertising segment revenues is mainly attributable to the increased competition in the ad-tech market dominated by a few large companies during 2017.

Cost of revenues.  Cost of revenues decreased by 49.3% to $3.5 million for the year ended December 31, 2017 from $6.9 million for the year ended December 31, 2016.  Cost of revenues of our Enterprise (TEM) and Service Providers (Billing) segments consist primarily of (i) production costs and payments to subcontractors; (ii) certain royalties and licenses payable to third parties (including Asentinel and the Israel Innovation Authority, formerly known as the Office of the Chief Scientist, of the Ministry of Industry, Trade and Labor of the State of Israel, or the IIA), (iii) professional services costs; and (iv) support costs.  Cost of revenues of our Enterprise (TEM) and Service Providers (Billing) segments decreased by 22.2% to $2.1 million for the year ended December 31, 2017, compared to $2.7 million for the year ended December 31, 2016, mainly due to reduced revenues in 2017.  Cost of revenues of our video advertising segment consist primarily of cost of advertising spaces and salaries of employees engaged in on-going media activities. In the year ended December 31, 2017, the cost of revenues of our video advertising segment decreased by 64.2% to $1.5 million, compared to $4.2 million for the year ended December 31, 2016 due to the significant reduction in video advertising revenues during 2017.

Research and Development.  Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities, outsourced subcontractor development and other related costs.  Research and development expenses decreased by 25% to $2.1 million for the year ended December 31, 2017 from $2.8 million for the year ended December 31, 2016. The decrease in research and development expenses is primarily attributable to a cost reduction plan that we implemented during 2017 in our video advertising segment, which included a reduction in the number of research and development personnel. Research and development expenses are presented net of $380,000 capitalized expenses for the year ended December 31, 2016. No research and development expenses were capitalized in 2017. As a result of additional cost-cutting measures implemented during 2017, we expect that our research and development expenses will decrease in 2018 compared to 2017.

Selling and Marketing.  Selling and marketing expenses consist primarily of costs relating to sales representatives, their travel expenses, trade shows and marketing exhibitions and presales support.  Selling and marketing expenses decreased by 21.7% to $1.8 million for the year ended December 31, 2017 from $2.3 million for the year ended December 31, 2016.  We expect that our selling and marketing expenses during 2018 will remain at the same level they were during 2017.

General and Administrative.  General and administrative expenses consist primarily of compensation costs for administrative, finance and general management personnel, professional fees and office maintenance and administrative costs.  General and administrative expenses decreased by 14.3% to $3.0 million for the year ended December 31, 2017 from $3.5 million for the years ended December 31, 2016.  The decrease in general and administrative expenses is primarily attributable to decrease in management personnel during 2017.

Goodwill and Technology Impairment, Net of Evaluation of Contingent Consideration. Based on the impairment analysis conducted by management, we did not identify any impairment losses for the goodwill assigned to the Enterprise (TEM) reporting unit in 2017. In 2016, following an annual impairment test of goodwill and other intangible assets that we performed, and in light of the significant changes in the video advertising market, the reduced gross margins we experienced in the last months in 2016 and the decrease in the market price of our ordinary shares, we recognized $4.8 million of goodwill impairment and $3.7 million of technology impairment. We also reduced the contingent consideration payable to the former shareholders of Vexigo by $4.3 million following a re-evaluation of such commitment.

Financial Income (Expenses), Net.  Financial income (expenses), net consists primarily of interest income on bank deposits, foreign currency translation adjustments, other interest charges and the financial income (expenses) from option contracts or other foreign hedging arrangements.  We recorded financial income of $144,000 for the year ended December 31, 2017 as compared to financial expenses of $17,000 for the year ended December 31, 2016. Our financial income in 2017 and financial expenses in 2016 were primarily attributable to exchange rate and foreign currency translation adjustments.

Taxes on Income.  We recorded a tax benefit of $(9,000) for the year ended December 31, 2017, compared to a tax benefit of $(507,000) for the year ended December 31, 2016.  Our tax benefit for the year ended December 31, 2017 is primarily attributable to changes in deferred tax liability related to our US subsidiary. Our tax benefit for the year ended December 31, 2016 is primarily attributable to the realization of deferred tax liability related to the video advertising technology that was impaired on that year.

Net Income (Loss) from Discontinued Operations.  We recorded expenses from discontinued operations of $(53,000) in the year ended December 31, 2017, compared to expenses from discontinued operations of $(27,000) in the year ended December 31, 2016.

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

Revenue.  Revenues from products and services consist primarily of software license fees and advertising campaigns sales and revenues from services, including managed services, hosting, consulting, maintenance, training, professional services and support.  Revenues decreased by 4% to $14.1 million for the year ended December 31, 2016 from $14.7 million for the year ended December 31, 2015.  Revenues from video advertising segment decreased by 7.1% to $6.5 million, or 46.4% of our total revenues, for the year ended December 31, 2016 from $7.0 million, or 47.6% of our total revenues, for the year ended December 31, 2015.  This decrease in video advertising segment revenues is mainly attributable to the increased competition in the ad-tech market during 2016. Revenues from our Enterprise (TEM) segment decreased by 2.9% to $6.7 million, or 47.9% of our total revenues, for the year ended December 31, 2016 from $6.9 million, or 46.9% of our total revenues, for the year ended December 31, 2015.  Revenues from our Service Providers (Billing) segment increased by 12.5% to $0.9 million, or 6.4% of our total revenues, for the year ended December 31, 2016 from $0.8 million, or 5.4% of our total revenues, for the year ended December 31, 2015.  Revenues from products and services from our wholly-owned U.S. subsidiary, MTS IntegraTrak decreased by 1.7% to $5.9 million, or 42.1% of our total revenues, for the year ended December 31, 2016 from $6.0 million, or 40.8% of our total revenues, for the year ended December 31, 2015.

Cost of revenues.  Cost of revenues decreased by 17.9% to $6.9 million for the year ended December 31, 2016 from $8.4 million for the year ended December 31, 2015.  Cost of revenues of our video advertising segment consists primarily of cost of advertising spaces and salaries of employees engaged in on-going media activities. In the year ended December 31, 2016, the cost of revenues of our video advertising segment decreased by 20.8% to $4.2 million, compared to $5.3 million for the years ended December 31, 2015 due to the reduction in video advertising revenues during 2016 and the presentation of more transactions on a net basis. Cost of revenues of our Enterprise (TEM) and Service Providers (Billing) segments consist primarily of (i) production costs and payments to subcontractors; (ii) certain royalties and licenses payable to third parties (including Asentinel and the Israel Innovation Authority, formerly known as the Office of the Chief Scientist, of the Ministry of Industry, Trade and Labor of the State of Israel, or the IIA), (iii) professional services costs; and (iv) support costs.  Cost of revenues of our Enterprise (TEM) and Service Providers (Billing) segments decreased by 12.9% to $2.7 million for the year ended December 31, 2016, compared to $3.1 million for the years ended December 31, 2015, mainly due to reduced payments to subcontractors in 2016.

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

Taxes on Income.  We recorded a tax benefit of $(507,000) for the year ended December 31, 2016, compared to taxes on income of $194,000 for the year ended December 31, 2015.  Our tax benefit for the year ended December 31, 2016 is primarily attributable to the realization of deferred tax liability related to the video advertising technology that was impaired in 2016. Our taxes on income for the year ended December 31, 2015 are primarily attributable to Vexigo’s income taxes and changes in deferred tax liability.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %

2013	1.9	(7.0)	8.9
2014	(0.2)	12.0	(12.2)
2015	(1.0)	0.3	(1.3)
2016	(0.2)	(1.5)	1.3
2017	0.4	(9.0)	9.4

A depreciation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are linked to the dollar.  This depreciation of the NIS in relation to the dollar also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar.  Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.  The NIS depreciated relative to the dollar by 0.3% in 2015 and appreciated by 1.5% in 2016 and by 9.0% in 2017. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results.  We cannot assure you that in the future our results of operations will not be materially adversely affected by currency fluctuations.

In 2017, we entered into forward call and put option contracts in the amount of $1.9 million that converted a portion of our floating currency liabilities to a fixed rate basis, which reduced the impact of the currency changes on our cash flow.  The purpose of our foreign currency hedging activities is to protect us from the risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. Our put option contracts did not qualify as hedging instruments under ASC 815. Changes in the fair value of put option contracts are reflected in the consolidated statement of comprehensive income as financial income or expense.  In 2017, we recorded approximately $84,000 of financial income with respect to such transactions in our consolidated statements of operations.

In 2016, we entered into forward, call and put option contracts in the amount of $4.8 million that converted a portion of our floating currency liabilities to a fixed rate basis, which reduced the impact of the currency changes on our cash flow.  The purpose of our foreign currency hedging activities is to protect us from the risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. Our put option contracts did not qualify as hedging instruments under ASC 815. Changes in the fair value of put option contracts are reflected in the consolidated statement of comprehensive income as financial income or expense.  In 2016, we recorded approximately $6,000 of financial income with respect to such transactions in our consolidated statements of operations.

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

Effective Corporate Tax Rate

The Israeli corporate tax rate which was 25% in 2013, increased to 26.5% in 2014 and 2015 and was reduced to 25% as of January 1, 2016. The Israeli Parliament on December 22, 2016, approved the Israeli Budgetary Law for 2017 and 2018, or the Budget Law. The Budget Law reduces the regular corporate tax rate from 25% to 24% in 2017 and 23% in 2018. The Budget Law also introduces two new tax incentive regimes for companies with qualifying operations under the Investment Law in addition to several changes to the current tax incentive regimes.

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

B.            Liquidity and Capital Resources

As of December 31, 2017, we had $1.3 million in cash and cash equivalents and a working capital deficiency of $(1.4) million, compared to $1.5 million in cash and cash equivalents, $136,000 in marketable securities and a working capital deficiency of $(1.6) million as of December 31, 2016.  Our marketable securities were pledged to secure future rent payments for our facilities in Israel.  The decrease in our working capital deficiency at December 31, 2017 was primarily attributable to the conversion of approximately $1.2 million of debt incurred in connection with the acquisition of Vexigo Ltd. into warrants to acquire 400,000 of our ordinary shares during August 2017 and our operating results in 2017.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2017	2016	2015
	(in US$ thousands)
Net cash provided by (used in) operating activities from continuing operations	(668)	(726)	818
Net cash provided by (used in) investing activities	88	(1,910)	(2,789)
Net cash provided by financing activities	400	700	551
Net (decrease) in cash and cash equivalents	(180)	(1,936)	(1,420)
Cash and cash equivalents at beginning of period	1,508	3,444	4,864
Cash and cash equivalents at end of period	1,328	1,508	3,444

Net cash used in operating activities from continuing operations was approximately $668,000 for the year ended December 31, 2017, compared to net cash used in operating activities from continuing operations of $726,000 for the year ended December 31, 2016.  The cash used in operating activities in 2017 is primarily attributable to the loss incurred during the year offset by a decrease in trade receivables. The cash used in operating activities in 2016 is primarily attributable to the loss incurred during the year and to the increase in trade receivables. Net cash used in operating activities from continuing operations was approximately $726,000 for the year ended December 31, 2016, compared to net cash provided by operating activities from continuing operations of $818,000 for the year ended December 31, 2015.  The cash used in operating activities in 2016 is primarily attributable to the increase in trade receivables, compared to cash provided by operating activities in 2015 that is primarily attributable to the expenses and losses that are not cash based such as amortization and impairment of goodwill.

Net cash provided by investing activities was approximately $88,000 for the year ended December 31, 2017, primarily attributable to proceeds from sales of marketable securities. Net cash used in investing activities was approximately $1.9 for the year ended December 31, 2016, primarily attributable to cash paid to Vexigo’s former shareholders and capitalization of software development costs. Net cash used in investing activities for the year ended December 31, 2015 was approximately $2.8 million, primarily attributable to the acquisition of Vexigo.

Net cash provided by financing activities was approximately $400,000 for the year ended December 31, 2017, which is attributable to proceeds from the private placement consummated in August 2017. Net cash provided by financing activities was approximately $700,000 for the year ended December 31, 2016, which is attributable to proceeds from the private placement consummated in May 2016. Net cash provided by financing activities was approximately $551,000 for the year ended December 31, 2015, attributable to the proceeds from the private placement consummated in May 2015 and proceeds received from employee stock option exercises.

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

Under the Vexigo Payment Plan, a payment of $400,000 was made in February 2016, and additional payments of $100,000 were scheduled to be paid on the 10th day of each month commencing in April 2016 and ending in March 2017 ($1.2 million in the aggregate). In addition, the Vexigo Payment Plan contemplated a payment of $300,000 on May 10, 2017, a payment of $400,000 on July 10, 2017, and a payment of the remaining balance, including a final payment of $300,000 and any earn out payments, on October 10, 2017.

As part of our efforts to improve our financial position, we included an option in the Vexigo Payment Plan for the former Vexigo shareholders to participate in a private placement of our ordinary shares, or the 2016 Private Placement. The Vexigo Payment Plan provided that in the event the 2016 Private Placement was consummated, we would accelerate the payment of $500,000 to the former Vexigo shareholders on account of the pre-closing obligation of Vexigo and FPSV to pay a previously declared dividend to them. The former Vexigo shareholders participating in the 2016 Private Placement agreed to immediately invest the net amount (after tax deductions in accordance with applicable law) of that payment in the 2016 Private Placement.

Following our discussions with the former Vexigo shareholders concerning the Vexigo Payment Plan and the terms of the 2016 Private Placement, they requested that other members of management also participate in the 2016 Private Placement as a vote of confidence in our company. Mr. Haim Mer, our Chairman of the Board, Mr. Roger Challen, a member of our Board of Directors, and Mr. Lior Salansky, our former CEO, agreed to participate in the 2016 Private Placement, under the same terms negotiated by us and the former Vexigo shareholders. In May 2016, we completed the 2016 Private Placement consisting of 216,158 ordinary shares, constituting approximately 7.5% of our then outstanding ordinary shares, for an aggregate investment of approximately $700,000. The price paid per share of $3.24 was equal to the closing price of an ordinary share on the NASDAQ Capital Market on Tuesday, May 17, 2016. The 2016 Private Placement was approved by our shareholders at the Extraordinary General Meeting of Shareholders held on May 16, 2016. The shares were sold to the former shareholders of Vexigo and to Mr. Haim Mer, (our Chairman of the Board), Mr. Roger Challen (a member of the Board) and Mr. Lior Salansky (our former CEO). The proceeds from the 2016 Private Placement provided us with additional working capital and were used to reduce the amounts due to the former shareholders of Vexigo.

During 2016 (through August 10, 2016), we paid $900,000 to the former Vexigo shareholders in accordance with the Vexigo Payment Plan. In addition, during May 2016, $400,000 (net amount after tax of an aggregate amount of $500,000 owed to the former Vexigo shareholders) was invested in MTS shares, as part of the 2016 Private Placement. In September, 2016, we informed the former Vexigo shareholders that we are stopping payments under the Vexigo Payment Plan as, pursuant to the terms of such plan, we are entitled to stop all payments in the event our cash balance is lower than $2.5 million.

In August 2017, we converted approximately $1.2 million of debt incurred in connection with the acquisition of Vexigo into warrants to acquire 400,000 of our ordinary shares. The warrants have a term of five years and are exercisable without any additional consideration commencing on the second anniversary of their issuance. During the two year period following issuance, we have an option to purchase all or a portion of such warrants at a price per share of $3. Following such conversion, we currently do not have any outstanding debt in connection with the Vexigo acquisition.

In August 2017, we also completed a private placement of 200,803 ordinary shares, constituting approximately 6.4% of our then outstanding ordinary shares, for an aggregate investment of approximately $400,000, or the 2017 Private Placement. The price paid per share paid in the 2017 Private Placement was $1.992, which is equal to the average closing price of our ordinary shares on the NASDAQ Capital Market during the 30 trading days prior to the date of the Audit Committee and Board of Directors’ meetings that approved the 2017 Private Placement (held on June 21, 2017), plus a premium of 20%. The ordinary shares issued in connection with the 2017 Private Placement were issued to: (1) certain of the former shareholders of Vexigo and FPSV Holdings, including Mr. Tzvika Friedman, a member of our Board of Directors and Mr. Kobi Ram, the former CEO of Vexigo Ltd., (2) Mr. Haim Mer, our Chairman of the Board, (3) Mr. Roger Challen, a member of our Board of Directors, and (4) Mr. Lior Salansky, our former CEO.

We were introduced to Vexigo by an independent business consultant. In connection with the execution of the Vexigo acquisition, we agreed to pay the consultant 2% of the consideration paid or issued by us in connection with the Vexigo acquisition. Accordingly, upon closing of the Vexigo acquisition and payment of the consideration, we paid the consultant 2% of the cash consideration, and 2% of the equity consideration (20,767 ordinary shares, representing approximately 0.8% of our outstanding shares following the closing, which was made by the issuance  of a five-year warrant having a $0 exercise price). We have also undertaken to pay the consultant 2% of any future Earn-out Payments.

In addition, Mr. Lior Salansky, our former chief executive officer who acted as a consultant to our Board of Directors in connection with prospective acquisitions, received a warrant to acquire 2% of our outstanding ordinary shares (based on the number of shares outstanding prior to the closing of the Vexigo acquisition), with an exercise price equal to the market price of our ordinary shares at the signing of the Vexigo SPA ($2.88 per share), having a term five years and which may be exercised on a cashless basis.

The consummation of the Vexigo acquisition significantly decreased our cash reserves. As we were not successful in generating sufficient cash from our current operations or from Vexigo’s operations, we will be required to obtain financing from outside sources.  Such financing may not be available in the future, or, if available, may not be on terms satisfactory to us.  If adequate funds are not available to us, our business, results of operations and financial condition will be adversely affected and as a result, there is substantial doubt about our ability to continue as a going concern.

Our capital expenditures for the years ended December 31, 2015, 2016 and 2017 were approximately $1.9 million, $2.9 million and $2.2 million, respectively. These expenditures were principally for research and development equipment, office furniture and equipment and leasehold improvements.

The Company expects to explore various financing alternatives to raise additional funds to support its operations in 2018. There can be no assurance that additional financing will be available on satisfactory terms, or at all. If the Company is unable to secure needed financing, management may be forced to take additional actions, which may include significantly reducing its anticipated level of expenditures and might not have sufficient resources to enable it to continue as a going concern.

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

Based on estimates of future taxable profits and losses in the tax jurisdictions that we operate, we determined that a valuation allowance of $6.3million is required for tax loss carryforwards and other temporary differences as of December 31, 2017.  If these estimates prove inaccurate, a change in the valuation allowance could be required in the future.

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

We operate in three operating segments, which also comprise our reporting units: Enterprise, Service Providers and Video Advertising. Our goodwill balance is assigned to our Enterprise reporting units.

In light of the decrease in our share price in the NASDAQ Capital Market and negative changes in the Video Advertising market through 2016 that continued into the first months of 2017, we performed an impairment test as of December 31, 2016. Consequently, we concluded that the carrying value of the Video Advertising reporting unit exceeded its fair value, and therefore, an impairment of goodwill existed and the second step of the goodwill impairment test was required. As a result of the impairment test to the Video Advertising reporting unit, we recorded an impairment charge of technology of $3.7 million (before tax affect) and a goodwill impairment charge of $4.8 million in 2016 (before a $4.3 million decrease in contingent consideration payable to the former shareholders of Vexigo following a re-evaluation of this contingent liability).  As a result of our impairment testing of our Video Advertising reporting unit as of December 31, 2015, we recorded a goodwill impairment charge in the amount of $6.3 million in 2015 (before a $2.8 million decrease of the contingent consideration payable to the former shareholders of Vexigo following a re-evaluation of this contingent liability).

Based on our annual impairment tests of our Enterprise reporting unit in 2017, 2016 and 2015, we did not identify any impairments. However, based upon the 2017 annual impairment analysis of the Enterprise reporting unit using the income approach with five (5) years of projected cash flows and a discount rate of 19.0%, the estimated fair value of the reporting unit was not substantially in excess of its carrying value. Accordingly, in the event of unfavorable changes in forecasted cash flows, terminal value multiples and/or weighted-average cost of capital, the Enterprise reporting unit will be at risk of failing step one of the goodwill impairment test.

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

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable, but these estimates are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets subject to amortization. During 2015 no impairment losses were identified. During 2016, as a result of the impairment test to the Video Advertising reporting unit, we recorded an impairment charge of technology of $3.7 million (before tax affect). During 2017 we did not identify any impairments in our Enterprise reporting unit.

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

 Stock based compensation. We apply ASC 718 "Compensation - Stock compensation," and ASC 505-50 "Equity-Based Payments to Non-Employees," with respect to options and warrants issued to non-employees. ASC 718 requires companies to estimate the fair value of stock-based awards on the date of grant using an option-pricing model, where applicable.  Stock-based compensation expense recognized in our consolidated statements of operations for the three years ended December 31, 2017 include compensation expense for stock-based awards granted based on the grant date fair value estimated in accordance with the provisions of ASC 718.

We recognize these compensation costs net of a forfeiture rate and recognize the compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period for each separately vesting portion of the award, which is the option vesting term of four years.  ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  We estimate the fair value of stock options granted using the Black-Scholes-Merton option pricing model.  Stock-based compensation expense recognized under ASC 718 and ASC 505-50 were approximately $170,000, $205,000 and $1,000 for the years ended December 31, 2015, 2016 and 2017, respectively.

Recently Issued Accounting Standards

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

In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date of the new revenue standard for periods beginning after December 15, 2016 to December 15, 2017, with early adoption permitted but not earlier than the original effective date. Accordingly, the updated standard is effective for the Company in the first quarter of 2018 and the Company does not plan to early adopt. The Company will adopt the Standard using the modified retrospective approach in the first quarter of fiscal 2018 and expects that the potential effect, which relates to the Company's accounting for arrangements that include software licenses bundled with maintenance and support, to be approximately $230,000.

We currently believes the most significant impact relates to the Company's accounting for arrangements that include software licenses bundled with maintenance and support. Under current GAAP, the revenue attributable to these software licenses is recognized ratably over the term of the arrangement because VSOE does not exist for the undelivered maintenance and support element as it is not sold separately. The requirement to have VSOE for undelivered elements to enable the separation of revenue for the delivered software licenses is eliminated under the new standard. Accordingly, under the new standard the Company will be required to recognize as revenue a portion of the arrangement fee upon delivery of the software license. Except of the changes above, we currently expect revenue related to the product, services and cloud offerings will remain substantially unchanged. However, the Company is still in the process of evaluating the impact of the new standard on these arrangements and additional changes may be identified. Due to the complexity of certain of our contracts, the actual revenue recognition treatment required under the new standard for these arrangements may be dependent on contract-specific terms and may vary in some instances.

In August 2016, FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 eliminates the diversity in practice related to the classification of certain cash receipts and payments for debt prepayment or extinguishment costs, the maturing of a zero coupon bond, the settlement of contingent liabilities arising from a business combination, proceeds from insurance settlements, distributions from certain equity method investees and beneficial interests obtained in a financial asset securitization. ASU 2016-15 designates the appropriate cash flow classification, including requirements to allocate certain components of these cash receipts and payments among operating, investing and financing activities. The retrospective transition method, requiring adjustment to all comparative periods presented, is required unless it is impracticable for some of the amendments, in which case those amendments would be prospectively as of the earliest date practicable. The standard is effective on January 1, 2019. We are currently assessing the impact of the adoption of this standard on its consolidated financial statements and footnote disclosures.

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

We work closely with our customers and prospective customers to determine their requirements and design enhancements and develop new releases to meet their needs.  Research and development activities take place in our facilities in Israel.  We employed 9 persons in research and development as of December 31, 2017, compared to 29 persons as of December 31, 2016 and 22 persons as of December 31, 2015.

We have committed substantial financial resources to research and development for our TEM and billing activities. Among our various development plans, our roadmap includes the integration of our TEM products with our other complementary TEM products within the next few years. Development activities included a plan or design for the production of new or substantially improved products and processes. Development expenditure were capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials and direct labor costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognized in profit or loss as incurred. Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses. During 2015, 2016 and 2017, our research and development expenditures were $1.8 million, $2.8 million and $2.1 million, respectively. Research and development expenses are presented net of capitalized expenses in the amount of $0 for the year ended December 31, 2017, compared to $380,000 for the year ended December 31, 2016 and $411,000 for the year ended December 31, 2015.

In light of the decrease in our share price and negative changes in the Video Advertising market in 2016 that continued into the first months of 2017, we performed an impairment test as of December 31, 2016. Consequently, we concluded that the carrying value of the Video Advertising reporting unit exceeded its fair value, and therefore, an impairment of goodwill and technology existed. As a result of the impairment test to the Video Advertising reporting unit, we recorded a technology impairment loss in the amount of $3.7 million (before tax affect) that includes the acquired technology as well as capitalized technology. In the past, we received funding from the IIA for selected research and development projects.  During January and February 2017 and during December 2017, due to the slow activity Vexigo had at the beginning of 2017 and at the later stage of the year, we decided to downsize Vexigo’s ongoing research and development program.

Under the terms of research and development grants that we have received from the IIA, we are required to pay royalties on the revenues derived from products incorporating know-how developed with such grants and ancillary services in connection therewith, up to 100% to 150% of the dollar-linked value of the total grants, plus interest.  We are required to pay royalties at a rate of 3%-5%.  The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.  Since June 1997, we have paid the IIA royalties on all call accounting product sales at the applicable rates at the time of payment.  See Item 10E. “Additional Information - Taxation - Grants under the Law for the Encouragement of Industrial Research and Development, 1984.”  As of December 31, 2017, we had a contingent obligation to pay royalties to the IIA in the amount of approximately $8.4 million plus interest at a rate equal to the 12 month LIBOR rate for grants received after January 1999.

Our quality management system has been ISO 9001:2000 certified since the beginning of 2006, and prior thereto was ISO 9001:1994 certified.

D.            Trend Information

As a result of a less predictable business environment and the decline in worldwide video advertising business and sales of PBX systems, we are unable to provide any guidance as to current sales and profitability trends for our Video Advertising, TEM and Billing solutions. We expect that our results will continue to be impacted by a shift to telecom services and increased cost of services and selling and marketing expenditures which are associated with such services. Vexigo’s future operating results are expected to fluctuate due to a variety of factors, many of which are beyond Vexigo’s control. Because Vexigo’s business is changing and evolving rapidly, its historical operating results may not be useful in predicting its future operating results. In addition, because Vexigo generally does not have long-term contracts, it is difficult to predict future revenue stream, the related cost of revenues and operating results trend. Due to the continued weakness in Vexigo’s business, during April 2018 our board of directors decided that we will either sell the Vexigo business or discontinue its operations in the near term.

E.             Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.             Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2017 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(U.S. dollars in thousands)
Operating lease obligations	221	196	25	-	-
Accrued severance pay*	1,073	-	-	-	1,073
Total	1,294	203	25	-	1,073
__________
* See Item 6D. “Directors, Senior Management and Employees - Employees.”

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position with the Company
Haim Mer	70	Chairman of the Board of Directors
Roy Hess	56	Chief Executive Officer
Alon Mualem	51	Chief Financial Officer
Roger Challen	72	Director
Tzvika Friedman	56	Director
Steven J. Glusband	71	Director
Yaacov Goldman (1) (2)	62	Director
Eytan Barak (1) (2)	73	Outside Director
Varda Trivaks (1) (2)	61	Outside Director
__________________
(1) Member of our audit committee
(2) Member of our compensation committee

Messrs. Mer, Challen, Glusband, Goldman and Friedman will serve as directors until our 2018 Annual General Meeting of Shareholders.  All of such persons were elected to serve as directors by our shareholders at our 2017 Annual General Meeting of Shareholders.  Mr. Barak and Ms. Trivaks will serve as outside directors pursuant to the provisions of the Israeli Companies Law at least through the conclusion of their fourth three-year terms in August 2019 and August 2020, respectively.

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

Roy Hess has served as our Chief Executive Officer since October 2017. Mr. Hess is a seasoned executive with over 20 years of experience building successful global businesses in the telecom and communication solutions and services sector. Prior to joining MTS, Mr. Hess served as the General Manager of Bioness Neuromodulation Ltd., a provider of medical devices, from 2012. Prior to that, Mr. Hess served as the CEO of Gilat Satcom Systems Ltd., a publicly traded company from 2007 until 2011, as the VP Business Development of C. Mer Industries Ltd. and the CEO of Mer Inc. from 2003 until 2007 and as the President of Mer Telemanagement Solutions Inc. from 1996 until 2003. Mr. Hess holds a B.Sc. degree in Physics and Computer Science from Ben Gurion University and M.B.A. degree from Tel Aviv University.

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

Roger Challen has served as a director since April 1, 2009. Mr. Challen co-founded The Info Group, Inc. (formerly AnchorPoint, Inc.), a company that developed and provided licensed software and managed services of telecommunications expense management solutions. Mr. Challen is an accomplished entrepreneur with a proven track record of founding, managing and developing companies in the software, telecommunications and information services fields. Mr. Challen has founded or co-founded and been an active executive of several privately held companies in the software and IT services market. Mr. Challen is currently a director of The Info Group, Inc., Image Data, Inc and Data Distributors, Inc., all of which are private companies. Mr. Challen began his career with IBM Corporation, in Waltham, Massachusetts, where he served as a systems engineer and then as a marketing representative. During his tenure with IBM, Mr. Challen won several awards for outstanding technical and sales achievements. Earlier this year Mr. Challen received a Governor’s Citation from Massachusetts Governor Charlie Baker for outstanding contribution to the Commonwealth of Massachusetts, enabling the Commonwealth to continue to provide food for 17,500 people. Mr. Challen holds a B.A. degree in Economics and Mathematics from Yale University.

Tzvika Friedman has served as a director since April 1, 2015. Mr. Friedman is an active investor and coach for companies in the area of on-line advertising, social recommendation, smart acquiring solutions, messaging, homeland security, home networking, Smart meeting application, satellite communication, mobile networks optimization and Algo-Trading. Mr. Friedman served as Alvarion Ltd.’s Chief Executive Officer and President from 2005 through December 2009 and was a member of Alvarion’s board of directors from July 2005 through August 2008. Mr. Friedman joined Floware Wireless Systems Ltd. in October 2000 as its President and Chief Operating Officer and served in this capacity in Alvarion since its merger with Floware. From 1998 to 2000, Mr. Friedman served as Corporate Vice President and General Manager of the DCME division at ECI Telecom Ltd. From 1992 to 1996, Mr. Friedman served as Vice President Marketing and Sales of ECI Telecom’s SDH division. Mr. Friedman holds a B.S. degree and M.S. degree in Electrical Engineering, summa cum laude, from the Tel Aviv University, and graduated with distinction with an M.S. degree from the Sloan Program of Management of the London Business School.

Steven J. Glusband has served as a director since August 1, 1996. Mr. Glusband has been a partner with Carter Ledyard & Milburn LLP, our U.S. counsel, since March 1987. Mr. Glusband holds a B.B.A. degree from the City College of the City University of New York, a J.D. degree from Fordham University School of Law and an L.L.M. degree from the New York University School of Law.

Yaacov Goldman has served as a director since May 2004 and is a member of our audit committee and compensation committee. Mr. Goldman provides consulting services to companies in strategic-financial areas, through his wholly owned company, Maanit-Goldman Management & Investments (2002) Ltd.  Mr. Goldman also serves as a director of Golden House Ltd., Collect Biomed Ltd., Isrotel Ltd., Meitav Dash Investments Ltd., Medi Power (Overseas) Public Co. Limited, IceCure Medical Ltd. And Fattal Properties (Europe) Ltd.  Until March 2012, Mr. Goldman served as a director of Elron Electronic Industries Ltd. and Negev Ceramics Ltd.  Until July 2010, Mr. Goldman served as a director of Bank Leumi Le'Israel Ltd. and until June 2009 as Chairman of ITGI Medical Ltd.  Until December 2014, Mr. Goldman served as a director of Proteologics Ltd.  Until May 2016, Mr. Goldman served as a director of Isrotel Ltd. and Cellect Biomed Ltd. Mr. Goldman served as the Professional Secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel from October 2004 until September 2008.  Commencing in 1981, Mr. Goldman worked for Kesselman & Kesselman (Israeli member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of such firm.  Mr. Goldman holds a B.A. degree in Economics and Accounting from Tel Aviv University and is a Certified Public Accountant (Israel).

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

Varda Trivaks has served as an outside director since August 2008 and is the chairwoman of our compensation committee and a member of our audit committee. Ms. Trivaks serves as the Managing Director and is one of the two founding partners of Mimtar Business Consulting, established in 2001. In that position, Ms. Trivaks acts as an advisor to companies on investments, mergers, spin-offs, valuation, control, budgeting, with a special focus on advising global companies and management of companies during times of restructuring and recovery. Ms. Trivaks serves as a member of the audit committee, board of directors and financial committee of Halamish - Municipal Government Company for housing and neighborhood renewal in Tel Aviv Jaffa Ltd. Previously served as a member of the board of directors and audit, balance sheet and compensation committees of E. Schnapp & Co. Works and of Ginegar Plastic Products Ltd.  From 1998 to 2004, Ms. Trivaks was a member of the Israel Accounting Institute’s communications committee for Capital Markets and Insurance. From 1998 to 2001, Ms. Trivaks was a partner with the accounting and consulting firm, BDO, and served as the managing director of one of its subsidiaries. Ms. Trivaks is a Certified Public Accountant (Israel) since 1987 and holds a B.A. degree in Economics and Accounting from Tel Aviv University and a Master of Science in Management degree from Boston University.

On October 2, 2017, we announced the appointment of Mr. Roy Hess as our CEO, replacing Mr. Alon Mualem, our CFO, who also acted as our interim CEO commencing February 2017. In addition, as of April 25, 2018, Mr. Kobi Ram  and Mr. Josef Brikman ceased to serve  as the CEO of Vexigo and as the President of our North America operations, respectively.

On March 29, 2018, we announced that Mr. Adi Orzel resigned from the Board of Directors of MTS, as well as from the position of Chairman of the Board of Vexigo effective March 31, 2018. Adi Orzel joined the Board of MTS on April 1, 2015 in conjunction with our acquisition of Vexigo.

On April 30, 2018, we announced that Alon Mualem, our Chief Financial Officer, will leave the Company in the coming months. The Board has named Ofira Bar to fill the role of Chief Financial Officer on an interim basis, effective following the filing of our 2017 annual report.

B.            Compensation

The aggregate compensation paid and share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2017 was $999,000. This amount includes approximately $163,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of December 31, 2017, options to purchase 204,715 ordinary shares granted to our current directors and executive officers were outstanding under our equity incentive plans at a weighted average exercise price of $3.27 per share.

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

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2017. All amounts reported in the table reflect the cost to the company, as recognized in our financial statements for the year ended December 31, 2017.

Name and Position	Salary & Social Benefits (1)	Bonus	Share-Based Payment (2)	Other Compensation (3)	Total
	(U.S. Dollars) (4)
Roy Hess, Chief Executive Officer(5)	82,098	-	25,254	-	107,352
Alon Mualem, Chief Financial Officer	263,937	-	1,216	18,341	283,494
Josef Brikman, Former President, North America Operations (6)	269,523	-	-	-	269,523
Koby Ram, Former Chief Executive Officer of Vexigo (7)	132,929	-	9,857	-	142,786
Haim Mer, Chairman of the board of directors (8)	80,500	-	-	-	80,500
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

(2)
Represents the equity-based compensation expenses recorded in the company’s consolidated financial statements for the year ended December 31, 2017 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation.

(3)	Represents the other benefits to such officer, which includes car expenses, including lease costs, gas and maintenance, provided to the officers.

(4)
Translated from NIS into U.S. dollars at the rate of NIS 3.615 = $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2017.

(5)	Reflects that period from October 1, 2017 through December 31, 2017.

(6)
Mr. Josef Brikman devoted 80% of his time to our company. As of April 25, 2018, Mr. Brikman ceased to serve in this position. The salary and social benefits includes accruals related to Mr. Brikman remaining notice period in 2018.

(7)
Represents full time employment until March 31, 2017 and, starting April 1, 2017 and through December 31, 2017, a 50% position. As of April 25, 2018, Mr. Ram ceased to serve in this position. The salary and social benefits include accruals related to Mr. Ram remaining notice period in 2018.

(8)
In 2017, we paid Mr. Mer a monthly fee of $7,000 for his services as the Chairman of the Board. Mr. Mer devotes 20% of his time to our company. Commencing in December 2017, Mr. Mer on a voluntarily basis temporarily deferred 50% of his monthly fee and is currently being paid a monthly fee of $3,500.

In 2017, we paid each of Messrs. Challen and Glusband an annual fee of approximately $8,400 and a per meeting attendance fee of $300.

In 2017, Messrs. Friedman and Goldman, and our outside directors, Mr. Barak and Ms. Trivaks, received an annual fee, payable quarterly, of NIS 30,500 (approximately $8,700) and a per meeting attendance fee of NIS 1,700 (approximately $490).

Vexigo paid Mr. Orzel, its former Chairman of the Board, a monthly fee of $4,000 until November 2016. Commencing December 2016, Mr. Orzel voluntarily waived 50% of his monthly fee and was paid a monthly fee of $2,000 in consideration for his services to Vexigo as Chairman of the Vexigo Board. During this period, Mr. Orzel did not receive additional compensation due to his service on our Board of Directors. In April 2017, Mr. Orzel waived his then monthly fee of $2,000 and commenced receiving cash compensation due to his role as a board member on our Board of Directors that is equal to the fees paid to our outside directors.

In September 2017, our Compensation Committee and Board of Directors approved the terms of employment of Mr. Roy Hess, our CEO. These terms include:

•
Monthly Salary and Benefits: A base monthly salary of NIS 75,000 (approximately $21,500) In addition, Mr. Hess is entitled to twenty-four (24) vacation days per year and to sick leave and recuperation pay in accordance with applicable law. Mr. Hess agreed to be subject to Section 14 of the Israeli Severance Pay Law and in connection with this arrangement we will contribute: (a) an amount equal to 8.33% of Mr. Hess’s fixed monthly salary towards severance pay liability in lieu of paying the full amount of severance pay upon termination of employment, (b) an amount equal to 5% of Mr. Hess’s fixed monthly salary towards manager’s insurance, and (c) the lower of: (i) up to 2.5% of Mr. Hess’s fixed monthly salary or (ii) an amount required in order to ensure 75% of Mr. Hess’s salary for disability insurance. MTS will also contribute 7.5% Mr. Hess’s fixed monthly salary, up to the tax ceiling, to an education fund;

•	Travel and other Expenses: Mr. Hess is entitled to reimbursement of travel and other business expenses based on our policies and to NIS 300 per month for travel expenses;

•
Option Grant: Mr. Hess received a grant of options to acquire 116,667 ordinary shares under our 2003 Israeli Share Option Plan. These options vest over a period of four years (25% vesting on October 1, 2018 and an additional 12.5% vesting every six months for the following three years), subject to the fulfillment of a condition to vesting.  The condition to vesting will be fulfilled in the event the closing price of our ordinary shares is equal to or higher than a price per share of $4.5 for a consecutive period of three months.  The exercise price per share of the options is equal to $2.16 (the closing price per share of our ordinary shares on the NASDAQ Capital Market on September 28, 2017, the date of our Board of Directors’ approval of the terms). In addition, in the event of an M&A or reverse merger transaction (where current shareholders will hold less than 50% of the shares of the company) and if Mr. Hess will not continue to serve as the CEO of the company (or is released during the six month period following the closing of the transaction), 50% of all of Mr. Hess’s unvested options will become vested. The options are due to expire on October 1, 2027, unless earlier terminated pursuant to the terms of our 2003 Israeli Share Option Plan.

•
Term and Termination: During the first six months of employment, Mr. Hess is required to provide, and will be entitled to receive, a two-month prior resignation or termination notice, as the case may be; provided, however, that under certain circumstances, including a material breach by Mr. Hess of his employment agreement, we may terminate the employment agreement without notice. Following the first six months of employment, such period will be extended to three months; and

•
Indemnification and Liability Insurance: Mr. Hess will be entitled to receive an indemnification letter in the form identical to the form provided to our other officers and directors, attached as Annex A to the proxy statement distributed to our shareholders in connection with our 2011 annual general meeting of shareholders and to be included in our directors and officers liability insurance policy, whose terms were recently approved in connection with our 2014 annual general meeting of shareholders.

Our Compensation Committee and Board of Directors approved the terms of employment of Mr. Hess and resolved to utilize a relief provided by Regulation 1B4 under the Israeli Companies Regulations (Relief in Related Party Transactions), 5760-2000, providing that Israeli public companies will be exempt from the requirement to approve the terms of employment of a CEO by the company’s general meeting during the period from the commencement of employment of the CEO and the date of the next general meeting of the company’s shareholders. This relief is subject to the following conditions: (1) the employment terms were approved by the compensation committee and the board of directors pursuant on the requirements of the Israeli Companies Law, (2) the employment terms are in accordance with the company's compensation policy, and (3) the employment terms are not beneficial compared to the employment terms of the person previously serving in the position or there is no real change in the employment terms and the relevant circumstances, including the scope of employment, between the two.

As of December 31, 2017, our then executive officers, Mr. Roy Hess, Mr. Alon Mualem, Mr. Josef Brikman and Mr. Koby Ram (Vexigo’s former CEO), held options to purchase an aggregate of 194,715 ordinary shares with exercise prices ranging from $2.16 to $6.78 per share and a vesting period of four years commencing on the respective grant dates of the options, except for Mr. Hess’s options that are scheduled to vest as described above. Of such options, options to purchase 20,000 ordinary shares expired in April 2018 due to the departure of Mr. Ram, options to purchase 37,500 ordinary shares are expected to expire in July 2018 due to the departure of Mr. Brikman. In addition, options to purchase 13,333 ordinary shares will expire in May 2018, options to purchase 7,215 ordinary shares will expire in November 2021 and options to purchase 116,667 ordinary shares will expire in October 2027.  Such options were granted under our 2003 Israeli Share Option Plan and 2006 Stock Option Plan. In 2017, no options were exercised.

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

Pursuant to our articles of association, all of our directors (except the outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected.  The Board of Directors, may, at any time from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number.  All the members of our Board of Directors (except the outside directors whose re-election is governed by specific terms of the Israeli Companies Law) may be re-elected upon completion of their term of office.  All of our current directors (except Mr. Barak) were elected by our shareholders at our annual general meeting of shareholders held in August 2017.

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

Outside directors are elected by shareholders.  In general, outside directors serve for a three-year term, which may be renewed for only two additional three-year term.  However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Capital Market, such as our company, may appoint an outside director for additional terms of not more than three years each, subject to certain conditions. Such conditions include the determination by the audit committee and board of directors that in view of the outside director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company. Based on this provision of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, or the Relief Regulations, our Board of Directors recommended the election of Mr. Eytan Barak and of Ms. Varda Trivaks for a fourth three-year term at the annual general meetings of shareholders held in August 2016 and 2017, respectively.

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

The Relief Regulations provide that a public company with securities listed on certain foreign exchanges, including the NASDAQ Capital Market, that has no controlling shareholder and satisfies the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees, is permitted not to comply with the requirements in connection with external directors, as well as the audit committee and compensation committee composition requirements set forth in the Israeli Companies Law. As we do not currently comply with some of the NASDAQ Stock Market Rules set forth in the Relief Regulations, this relief is not currently applicable to our company. However, we may in the future elect to rely on this relief.

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

In accordance with the Israeli Companies Law, our compensation committee must consist of no less than three members, including all of our outside directors (who must constitute a majority of its members of the committee), and the remainder of the members of the compensation committee are required to be directors whose terms of service and employment were determined pursuant to the regulations applicable to the terms of service of outside directors.  Similar  restrictions to the restrictions on the actions and membership in the audit committee, as discussed above under “Audit Committee”, are imposed on the compensation committee, with respect to, among other things, the requirement that an outside director serve as the chairman of the committee and the list of persons who may not serve on the committee.  We have established a compensation committee that is currently composed of our outside directors, Ms. Varda Trivaks, and Mr. Eytan Barak, and Mr. Yaacov Goldman. The Israeli Companies Law provides that an audit committee that meets the criteria for the composition of a compensation committee, such as our Audit Committee, can also act as the compensation committee.

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

Approval Process of Terms of Service and Employment of Office Holders

The process for approval of Terms of Service and Employment of office holders is as follows:

•          With respect to our chief executive officer, a controlling shareholder or a relative of a controlling shareholder, approval is required by the (i) compensation committee, (ii) board of directors and (iii) company’s shareholders with the “special majority” described above (in that order). Subject to certain conditions, the Israeli Companies Law provides an exemption from the shareholder approval requirement in connection with the approval of the Terms of Service and Employment of a CEO candidate or a temporary exemption as described above in connection with the terms of service of Mr. Hess, our current CEO.

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

Administrative Sanctions.  The Israeli Securities Authority is authorized to impose administrative sanctions against companies like ours and their office holders for certain violations of the Israeli Securities Law or the Israeli Companies Law.  These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time.  The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1.0 million (currently equivalent to approximately $285,000), plus the greater of the following amounts payable to persons who suffered damages as a result of the violation: (i) the amount of profits earned or losses avoided by the violator as a result of the violation, up to the amount of the applicable fine, or (ii) compensation for damages suffered by the injured persons, up to 20% of the fine imposed on the violator.

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

D.            Employees

On December 31, 2017, we and our consolidated subsidiaries employed 65 persons, of which 9 persons were employed in research and development, 27 in media, professional services and technical support, 10 in sales and marketing and 19 in operations and administration.  As of December 31, 2017, 30 of our employees were located in Israel, 33 of our employees were located in the United States and 2 of our employees were located in Hong Kong.

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

As part of our continued cost-cutting measures in 2018, we reduced our headcount to 49 employees as of April 25, 2018 from 65 persons as of December 31, 2017.

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

Cost of living adjustment of employees’ wages is determined on a nationwide basis and is legally binding, if and when applied.  Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is similar to the United States Social Security Administration and additional sums towards compulsory health insurance.  In 2017, payments to the National Insurance Institute amounted to approximately 15% of wages, of which approximately two-thirds was contributed by employees with the balance contributed by the employer.

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

E.             Share Ownership

The following table sets forth certain information as of April 25, 2018 regarding the beneficial ownership of our ordinary shares by each of our directors and all of our executive officers and directors as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Haim Mer and Dora Mer	540,641	(3)	17.3%
Roger Challen	437,068	(4)	14.0%
Tzvika Friedman	180,653	(5)	5.8%
Steven J. Glusband	1,168		*
Yaacov Goldman	--		--
Eytan Barak	--		--
Varda Trivaks	--		--
All directors and executive officers as a group (10 persons)	1,180,078	(6)	37.6%
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

(2)	The percentages shown are based on 3,118,884 ordinary shares (excluding 1,800 ordinary shares held as treasury stock) issued and outstanding as of April 25, 2018.

(3)
Based upon a Schedule 13D/A filed with the SEC on August 24, 2017 and other information available to us.  Mr. Haim Mer and his wife, Mrs. Dora Mer, are the record holders of 247,960 ordinary shares and the beneficial owners of 290,742 ordinary shares through their controlling interest in Mer Ofekim Ltd., 1,923 ordinary shares through their controlling interest in Mer Services Ltd. and 16 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(4)
Based upon a Schedule 13D/A filed with the SEC on August 24, 2017. Mr. Challen is the beneficial owner of 437,068 ordinary shares through his controlling interest in the Info Group, Inc., a Massachusetts corporation.

(5)	Based upon a Schedule 13D/A filed with the SEC on December 4, 2017 and other information available to us.

(6)
Excludes shares beneficially owned by Mr. Ram and Mr. Brikman who ceased to serve as officers of  our company prior to April 25, 2018. The number of ordinary shares beneficially owned includes 20,548 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this report.

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

In each of August 2013 and August 2016, our shareholders approved an increase in the number of ordinary shares issuable under the 2003 Plan by an additional 166,667 ordinary shares (i.e. an aggregate of 333,333 ordinary shares). As of December 31, 2017, the aggregate number of ordinary shares available for future option grants under the 2003 Plan was 219,429 shares.

During 2017, 116,667 options were granted under the 2003 Plan and no options were exercised. At December 31, 2017, options to purchase 224,548 ordinary shares were outstanding under the 2003 Plan, exercisable at an average exercise price of $3.42 per share.

2006 Stock Option Plan

In June 2006, we adopted our 2006 Stock Option Plan, or the 2006 Plan, under which up to 200,000 ordinary shares may be issued (subject to standard adjustments) to employees, officers and non-employee directors of ours and our affiliates.  Ordinary shares as to which an option granted under the 2006 Plan has not been exercised at the time of its expiration, cancellation or forfeiture may again be subject to new awards under the 2006 Plan.  At our 2011 annual general meeting, our shareholders approved an amendment to our 2006 Stock Option Plan to provide for the issuance thereunder of an additional 200,000 ordinary shares and to increase the total number of ordinary shares with respect to which options may be granted thereunder to any eligible employee during any 12 month period to 150,000 (instead of 50,000 according to the original 2006 Plan) ordinary shares, subject to adjustment as provided in the 2006 Plan. At our 2013 annual general meeting, our shareholders approved an amendment to our 2006 Stock Option Plan to provide for the issuance thereunder of an additional 50,000 ordinary shares, such that we will be entitled to issue options to purchase up to 183,333 ordinary shares under the 2006 Plan. At our 2017 annual general meeting, our shareholders approved an amendment to our 2006 Plan extending the period in which Incentive Stock Options (as such term is defined in the 2006 Plan) may be granted until July 2026.

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

During 2017, no options were granted under the 2006 Plan and no options were exercised.  At December 31, 2017, options to purchase 47,500 ordinary shares were outstanding under the 2006 Plan, exercisable at an average exercise price of $4.58 per share.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth certain information as of April 25, 2018 regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares(2)
Haim Mer and Dora Mer	540,641	(3)	17.3%
Roger Challen	437,068	(4)	14.0%
Tzvika Friedman	180,653	(5)	5.8%
David Sussan	207,654	(6)	6.7%

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

(2)	The percentages shown are based on 3,118,884 ordinary shares (excluding 1,800 ordinary shares held as treasury stock) issued and outstanding as of April 25, 2018.

(3)
Based upon a Schedule 13D/A filed with the SEC on August 24, 2017 and other information available to us.  Mr. Haim Mer and his wife, Mrs. Dora Mer, are the record holders of 247,960 ordinary shares and the beneficial owners of 290,742 ordinary shares through their controlling interest in Mer Ofekim Ltd., 1,923 ordinary shares through their controlling interest in Mer Services Ltd. and 16 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(4)
Based upon a Schedule 13D/A filed with the SEC on August 24, 2017. Mr. Challen is the beneficial owner of 437,068 ordinary shares through his controlling interest in the Info Group, Inc., a Massachusetts corporation.

(5)	Based upon a Schedule 13D/A filed with the SEC on December 4, 2017 and other information available to us.

(6)	Based upon a Schedule 13G filed with the SEC on April 30, 2015 and other information available to us.

Significant Changes in the Ownership of Major Shareholders

In April 2015, we issued 1,038,363 ordinary shares in connection with the acquisition of Vexigo. This issuance had the effect of diluting the holdings of the existing shareholders and introduced four new major shareholders (Messrs. Friedman, Sussan, Ram and Reshef). As a result of the Vexigo acquisition Messrs. Friedman, Sussan, Ram and Reshef acquired 179,980, 179,980, 150,352 and 150,352 of our ordinary shares, respectively. In March 2017, we issued 20,767 ordinary shares to the finder for the Vexigo transaction upon the exercise of warrants issued as compensation for services.

Mr. Haim Mer purchased 34,091 of our ordinary shares pursuant to a share purchase agreement on May 11, 2015, among him, our company and other purchasers. The aggregate purchase price for such 34,091 ordinary shares was $225,000, or $6.60 per share. During 2015, Mr. Mer purchased 29,500 ordinary shares in the open market. The combined effect of these purchases during 2015 increased Haim Mer’s and Dora Mer’s holdings to 434,475 ordinary shares, while decreasing their ownership interest from 23.8% to 16.2% due to the dilutive effect of the Vexigo acquisition.

Mr. Challen’s holdings were diluted from 21.2% to 12.3% during 2015 because of the Vexigo acquisition.

In May 2016, we completed a private placement, in which all our major shareholders participated. The private placement had a minimal effect on the percentage of ownership of our principal shareholders.

In August 2017, we completed a private placement, in which all our major shareholders participated. As a result of the 2017 Private Placement, the holdings of Haim Mer and Dora Mer increased to 17.3% and the holdings of Roger Challen increased to 14%.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 24, 2018, there were 40 holders of record of our ordinary shares, of which 8 record holders holding approximately 67.7% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 53.1% of our outstanding ordinary shares as of such date).

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

Our Board of Directors and shareholders approved the payment of fees to Mr. Roger Challen effective from January 1, 2012 and for the duration of his service as a non-employee director.  The fees are equivalent to the fees we pay to some of our other non-employee directors for their service in such capacity (an annual fee of $8,400 and a per meeting attendance fee of $300).  Mr. Challen also receives reimbursement of travel related expenses in connection with his attendance at Board of Directors’ meetings, pursuant to guidelines for reimbursement of director travel related expenses approved by our Audit Committee and Board of Directors.  In addition, in connection with our acquisition of AnchorPoint from a company controlled by Mr. Challen, we received certain services from Data Distributors, Inc., another company controlled by Mr. Challen.  These services include reimbursement for shared expenses, development and IT services and other administrative services.  Expenses recognized with respect to the above mentioned services were approximately $9,000, $9,000 and $2,000 for the years ended December 31, 2015, 2016 and 2017, respectively. We also rent an office from Mr. Challen in Powder Springs, Georgia, where we occupy approximately 4,800 square feet of space under a month-to-month lease, for a monthly rental fee of approximately $4,700. Mr. Challen is the controlling shareholder of the Info Group Inc., and is the beneficial owner of 14% of our ordinary shares.

  Mr. Lior Salansky, our former chief executive officer, acted as a consultant to our Board of Directors in connection with prospective acquisitions prior to his assuming his position as chief executive officer. Under a consulting agreement entered into on May 18, 2014, he received a warrant based on a cashless exercise mechanism to acquire 2% of our outstanding ordinary shares on a pre-closing basis (31,151 ordinary shares based on the number of shares outstanding prior to the closing) with an exercise price equal to the market price of our ordinary shares at the signing of the relevant agreement (i.e., $2.88 per share) valid for a period of five years.

In April 2015, in connection with Mr. Salansky’s appointment as our Chief Executive Officer, our shareholders approved Mr. Salansky’s Terms of Service and Employment, which included a grant of options to acquire 26,667 ordinary shares under our 2003 Plan, which became fully vested in April 1, 2016 and expire on the fifth anniversary of the date of the relevant shareholders’ meeting unless earlier terminated pursuant to the terms of the 2003 Plan.  The exercise price per share of these options is $4.65. In May 2016, our shareholders approved the grant to Mr. Salansky of options to acquire 50,000 ordinary shares having an exercise price per share of $3.24.

In June 2016, Mr. Salansky ceased to serve as our Chief Executive Officer and the options granted to him in May 2016 terminated on his last employment date in August 2016. Mr. Salansky currently serves as a consultant to our Board of Directors and agreed to provide his consulting services in consideration of the extension of the options granted to him in April 2015 as more fully detailed above.

On May 11, 2015, we issued 34,091, 34,091 and 7,575 of our ordinary shares to Messrs. Haim Mer, Lior Salansky and Adi Orzel, respectively, pursuant to a share purchase agreement, among our company and these purchasers. The proceeds of the issuance were used for working capital. The aggregate purchase price for such 75,757 Ordinary Shares was $500,000, all of which amounts were paid by these current and former office holders from their personal funds.

On May 18, 2016, we completed a private placement of 216,158 ordinary shares, constituting, at the time, approximately 7.5% of our outstanding ordinary shares, for an aggregate investment of approximately $700,000. The price paid per share of $3.24 was equal to the closing price of an ordinary share on the NASDAQ Capital Market on May 17, 2016. The private placement was approved by our shareholders at the Extraordinary General Meeting of Shareholders held on May 16, 2016. In this private placement we issued, among others: (i) 30,864 ordinary shares to each of Messrs. Haim Mer, Lior Salansky and Roger Challen; (ii) 21,399 ordinary shares to each of Messrs. Tzvika Friedman and David Sussan; (iii) 17,282 ordinary shares to each of Messrs. Koby Ram and Amit Reshef; and (iv) 5,528 ordinary shares to Mr. Adi Orzel.

On August 14, 2017, we completed a private placement of 200,803 ordinary shares, constituting approximately 6.4% of our outstanding ordinary shares, for an aggregate investment of $400,000. The price per share of $1.992 was equal to the average closing price of our ordinary shares on the NASDAQ Capital Market during the 30 trading days prior to the date of the Audit Committee and Board of Directors’ meetings that approved the private placement (held on June 21, 2017), plus a premium of 20%. The private placement was approved by our shareholders at the Annual General Meeting of Shareholders held on August 13, 2017. In this private placement we issued, among others: (i) 75,301 ordinary shares to each of Messrs. Haim Mer and Roger Challen; (ii) 25,100 to Mr. Lior Salansky; and (iii) 6,275 ordinary shares to each of Messrs. Tzvika Friedman, David Sussan and Koby Ram.

In August 2016, our shareholders approved the grant of options to Mr. Orzel to acquire 10,000 ordinary shares having an exercise price per share equal to the closing price per share of our ordinary shares on the NASDAQ Capital Market on the day of the Meeting ($3.96). The options vest ratably on an annual basis in four installments on May 29th of each of the years 2017, 2018, 2019 and 2020, and will expire in August 2026 unless earlier terminated pursuant to the terms of our 2003 Plan. On March 29, 2018, we announced that Mr. Orzel had resigned from our Board of Directors as well as from the position of Chairman of the Board of Vexigo effective March 31, 2018. Mr. Orzel may exercise his vested options for a period of 90 days after termination of his services to the company.

In August 2016, our shareholders approved the terms of employment of our then chief executive officer, Mr. Orey Gilliam. On February 6, 2017, we announced the departure of Mr. Gilliam and his interim replacement by Mr. Alon Mualem, our chief financial officer. In September 2017 our Compensation Committee and Board of Directors approved the terms of employment of our chief executive officer, Mr. Roy Hess. For more information see, Item 6B. “Directors, Senior Management and Employees - Compensation.”

For a description of the rescheduling of  payments due to officers who were former shareholders of Vexigo, pursuant to the Vexigo SPA and the conversion of outstanding debt to such former Vexigo shareholders, see Item 3D. “Key Information - Risk Factors” and Item 5B. “Operating and Financial Review and Prospects -- Liquidity and Capital Resources.”

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.          FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information

Financial Statements

See the consolidated financial statements, including the notes thereto included in Item 18.

Export Sales

See Note 14 of our consolidated financial statements.

Legal Proceedings

During August 2007, our now inactive Brazilian subsidiary, TABS Brazil Ltda., was ordered by the Labor Law Court in Brazil to pay approximately 167,000 Brazilian Reals (approximately $50,000) to one of its former employees.  Such amount bears interest at a rate of 1% per month from the date that the claim was filed. We recorded a provision in our financial statements for the amount deemed probable.

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

We are a party to various other claims that arise in the ordinary course of business.  Accordingly, we have recorded a provision of approximately $63,000 in respect of such claims in accordance with ASC 450, “Contingencies,” based on the opinion of our management and legal advisors. There were no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on our financial position or profitability.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2017.

ITEM 9.          THE OFFER AND LISTING

A.            Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

Year	High	Low
2017	$3.39	$1.35
2016	$4. 35	$2.07
2015	$9.60	$2. 25
2014	$8.01	$2.94
2013	$15.33	$4.65

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

	High	Low
2016
First Quarter	$3.87	$2.07
Second Quarter	$3.87	$2.64
Third Quarter	$4.35	$2.79
Fourth Quarter	$3.87	$2.46

2017
First Quarter	$3.39	$1.68
Second Quarter	$2.04	$1.35
Third Quarter	$2.28	$1.41
Fourth Quarter	$2.79	$1.80

2018
First Quarter	$3.87	$2.07
Second Quarter (through April 25)	$1.77	$1.66

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market.

Month	High	Low
October 2017	$2.27	$2.00
November 2017	$2.67	$1.96
December 2017	$2.79	$1.80
January 2018	$2.41	$1.75
February 2018	$2.05	$1.61
March 2018	$1.96	$1.72
April 2018 (through April 25)	$1.77	$1.66

Historical stock information was adjusted to retroactively reflect the one for three ordinary share reverse split implemented in September 2017.

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

Rights Attached to Shares

Our authorized share capital consists of 6,666,667 ordinary shares of a nominal value of NIS 0.03 each.  All outstanding ordinary shares are validly issued, fully paid and non-assessable.

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

C.            Material Contracts

In April 2015, we entered into the Vexigo SPA, and certain terms were re-negotiated in September 2015, February 2016 and July-August 2017. See Item 3D. “Key Information - Risk Factors” and Item 5B. “Operating and Financial Review and Prospects -- Liquidity and Capital Resources.”

We issued 34,091, 34,091 and 7,575 ordinary shares to Messrs. Haim Mer, Lior Salansky and Adi Orzel, respectively, pursuant to a share purchase agreement dated May 11, 2015 in consideration of $500,000.

In May 2016, we completed a private placement of 216,158 ordinary shares, constituting, at the time, approximately 7.5% of our outstanding ordinary shares, for an aggregate consideration of approximately $700,000. The private placement was approved by our shareholders at the Extraordinary General Meeting of Shareholders held on May 16, 2016. The proceeds from the private placement provided us with additional working capital and were used to reduce the amounts due to the former shareholders of Vexigo in connection with the acquisition of Vexigo in April 2015. The shares were sold to the former shareholders of Vexigo, Mr. Haim Mer, Mr. Roger Challen and Mr. Lior Salansky.

In August 2017, we completed a private placement of 200,803 ordinary shares, constituting approximately 6.4% of our outstanding ordinary shares, for an aggregate consideration of $400,000. The private placement was approved by our shareholders at the Annual General Meeting of Shareholders held on August 13, 2017. The proceeds from the private placement provided us with additional working capital. The shares were sold to Messrs. Haim Mer, Roger Challen, Lior Salansky, Tzvika Friedman, David Sussan and Koby Ram.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” at their taxable income.  The Israeli corporate tax rate was 25% in 2013. The corporate tax rate was increased to 26.5% in 2014. On January 5, 2016 the Israeli Parliament passed an amendment to the Israeli Income Tax Ordinance, by which, among else, the corporate tax rate would be decreased to a rate of 25% as from 2016. The Israeli Parliament on December 22, 2016, approved the Israeli Budgetary Law for 2017 and 2018. The Budget Law reduces the regular corporate tax rate from 25% to 24% in 2017 and 23% in 2018 (as described below in “Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 71)”).

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

For purposes of this summary, as used herein, the term “U.S. Holder” means a person that is eligible for the benefits of the Treaty and is a beneficial owner of an ordinary share who is, for U.S. federal income tax purposes:

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

Sale or Disposition of Ordinary Shares

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

Passive Foreign Investment Companies

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year of 2017. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned an ordinary share,, certain adverse consequences could apply to the U.S. Holder. Specifically, gain recognized by a U.S. Holder on a sale or other disposition of such ordinary share would be allocated ratably over the U.S. Holder’s holding period for the ordinary share. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election) may be available to U.S. Holders and may result in alternative tax treatment. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the  IRS, on IRS Form 8621.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains.

Backup Withholding and Information Reporting

Payments in respect of our ordinary shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at the rate (currently) of 24%. Backup withholding will not apply, however, if you (i) are a corporation or fall within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

U.S. citizens and individuals taxable as resident aliens of the United States that own “specified foreign financial assets” with an aggregate value in a taxable year in excess of certain thresholds (as determined under rules in Treasury regulations) and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets”. Under Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. A U.S. Holder is urged to consult the U.S. Holder’s  tax adviser regarding the reporting obligation.

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

Exposure to Market Risks

We may be exposed to a variety of risks, including changes in interest rates affecting primarily interest received on short-term deposits and foreign currency fluctuations.  In 2017, our principal market risk was our exposure to currency exchange fluctuations.  We attempt to limit our exposure to currency exchange rate risk by using various hedging techniques, including forward and option contracts.  However, we cannot eliminate the effects of currency fluctuations altogether.  Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.

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

As of December 31, 2017, we had no outstanding call and put option contracts.    Our accumulated other comprehensive income as of such date does not include any unrealized gain on the call and put option contracts.  In 2017, we entered into forward, call and put option contracts, in the amount of $1.9 million that converted a portion of our floating currency liabilities to a fixed rate basis, thus reducing the impact of the currency changes on our cash flows.  The purpose of our foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. Changes in the fair value of put option contracts are reflected in our consolidated statements of operations as financial income or expense. In 2017, we recorded financial income of approximately $84,000 with respect to the above transactions in our consolidated statements of operations.

We have operations in several countries in connection with the sale of our products.  A substantial portion of our sales and expenditures are denominated in dollars.  We have mitigated, and expect to continue to mitigate, a portion of our foreign currency exposure through salaries, marketing and support operations in which all costs are local currency based.  As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the Euro and NIS).  A hypothetical 10% movement in foreign currency rates (primarily the Euro and NIS) against the dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in 2017 sales revenues of approximately $120,000 and on the other hand a decrease or increase in 2017 expenses of approximately $430,000.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO - 2013 framework) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2017, our internal control over financial reporting was effective.

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

ITEM 16B.            CODE OF ETHICS

We have adopted a code of ethics that applies to our chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions.  The code of ethics, in its current form, is posted on our website at the following web address: http://mtsint.com/code-of-ethics/. We will provide a copy of the code of ethics to any person, without charge, upon written request addressed to our Chief Financial Officer at our office in Ra’anana, Israel.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

Independent Registered Public Accounting Firm Fees

The following table sets forth, for each of the years indicated, the billed fees by our principal independent registered public accounting firm.  All of such fees were pre-approved in advance by our audit committee.

	Year Ended December 31,
Services Rendered	2017	2016
Audit (1)	$103,000	$120,000
Audit Related	$0	$0
Tax	$15,000	$15,000
Other Services	$17,000	$7,500
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

Issuer Purchase of Equity Securities

Neither we nor any affiliated purchaser has purchased any of our ordinary shares during 2017, other than shares purchased in a private placement.

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

•
The requirement to obtain shareholder approval for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  Under Israeli law and practice, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans and private placements.  Under Israeli regulations, Israeli companies whose shares have been publicly offered only outside of Israel or are listed for trade only on an exchange outside of Israel, such as our company, are exempt from the Israeli law requirement to obtain shareholder approval for private placements of a 20% or more interest in the company.  For the approvals and procedures required under Israeli law and practice for an issuance that will result in a change of control of the company and acquisitions of the stock or assets of another company, see Item 6C. “Directors, Senior Management and Employee - Board Practices - Approval of Related Party Transactions Under Israeli Law-Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders” and Item 10B. “Additional Information - Memorandum and Articles of Association - Provisions Restricting Change in Control of Our Company.”

ITEM 16H.            MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.               FINANCIAL STATEMENTS

No applicable.

ITEM 18.               FINANCIAL STATEMENTS

Consolidated Financial Statements

ITEM 19.               EXHIBITS

Exhibit	Description

1.1	Memorandum of Association of the Registrant (translated from Hebrew, the original language version is on file with the Registrant and is available upon request)

1.2	Articles of Association of the Registrant

2.1	Specimen of Ordinary Share Certificate

4.1	2003 Israeli Share Option Plan (1)

4.2	2006 Stock Option Plan (2)

4.3	Share Purchase Agreement by and among the Registrant, Vexigo Ltd., FPSV Holdings Ltd. and the shareholders of Vexigo Ltd. and of FPSV Holdings Ltd., dated as of February 3, 2015 (3)

4.4	Purchase Agreement by and among the Registrant and Messrs. Haim Mer, Lior Salansky and Adi Orzel, dated as of May 11, 2015 (4)

4.5	Payment Rescheduling Letter Agreement by and among the Registrant, FPSV, Vexigo and the former Vexigo shareholders, dated as of February 18, 2016 (5)

4.6
Purchase Agreement by and among the Registrant and investors consisting of all of the shareholders of Vexigo as of March 31, 2015 and all of the shareholders of FPSV as of March 31, 2015; and Messrs. Haim Mer, Roger Challen and Lior Salansky, dated as of February 18, 2016 (6)

4.7	Share Purchase Agreement by and among the Registrant and investors listed therein, dated as of August 14, 2017

4.8	Debt Conversion Agreement, as amended, by and among the Registrant, FPSV, Vexigo and the former Vexigo and FPSV shareholders, dated as of August 13, 2017

4.9	Form of warrant issued to the former Vexigo and FPSV shareholders in connection with the Debt Conversion Agreement, dated as of August 13, 2017

4.10	Directors’ and Officers’ Compensation Policy (7)

8.1	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Label Linkbase Document

101.PRE*	XBRL Taxonomy Presentation Linkbase Document
_____________
(1)	Filed as Exhibit B to Item IV of Exhibit 99.1 of the Registrant’s Report on Form 6-K for the month of July 2013 submitted on July 2, 2013, and incorporated herein by reference.

(2)	Filed as Appendix B to Item 1 of the Registrant’s Report on Form 6-K for the month of June 2006 submitted on June 23, 2006, and incorporated herein by reference.

(3)	Filed as Exhibit A to Item I of Exhibit 99.2 of the Registrant’s Report on Form 6-K for the month of February 2015 submitted on February 18, 2015, and incorporated herein by reference.

(4)	Filed as Exhibit 99.1 to the Registrant’s Report on Form 6-K for the month of May 2015 submitted on May 27, 2015, and incorporated herein by reference.

(5)	Filed as an exhibit to the Registrant’s Form 20-F for the fiscal year ended December 31, 2015, and incorporated herein by reference.

(6)	Filed as Exhibit A to the Registrant’s Report on Form 6-K for the month of April 2016 submitted on April 1, 2016, and incorporated herein by reference.

(7)	Filed as Exhibit A to the Registrant’s Report on Form 6-K for the month of June 2016 submitted on June 23, 2016, and incorporated herein by reference.

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

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MER TELEMANAGEMENT SOLUTIONS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mer Telemanagement Solutions Ltd. ("the Company") and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, statements of comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company‘s auditor since 1995.
Tel-Aviv, Israel
April 30, 2018

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2017	2016

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,328	$1,508
Restricted cash	1,068	504

Restricted marketable securities (Note 3)	-	136
Trade receivables (net of allowance for doubtful accounts of $47 and $44 at December 31, 2017 and 2016, respectively)	1,391	5,305
Other accounts receivable and prepaid expenses (Note 4)	334	343

Total current assets	4,121	7,796

LONG-TERM ASSETS:
Severance pay fund	856	752
Property and equipment, net (Note 5)	148	198
Intangible assets, net (Note 6)	42	63
Goodwill	3,479	3,479

Total long-term assets	4,525	4,492

Total assets	$8,646	$12,288

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2017	2016

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,288	$4,086
Deferred revenues	1,744	1,374
Accrued expenses and other liabilities (Note 7)	2,498	3,756
Liabilities of discontinued operations (Note 1b)	185	132

Total current liabilities	5,715	9,348

LONG-TERM LIABILITIES:
Accrued severance pay	1,073	914
Deferred tax liability (Note 9)	146	166

Total long-term liabilities	1,219	1,080

COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)

SHAREHOLDERS' EQUITY (Note 11):
Share capital -
Ordinary shares of NIS 0.03 par value - Authorized: 6,666,667 shares at December 31, 2017 and 2016; Issued: 3,120,684 and 2,899,314 shares at December 31, 2017 and 2016, respectively; Outstanding: 3,118,884 and 2,897,314 shares at December 31, 2017 and 2016, respectively	25	23
Additional paid-in capital	28,188	26,569
Treasury shares at cost (1,800 Ordinary shares at December 31, 2017 and 2016)	(29)	(29)
Accumulated other comprehensive income	-	1
Accumulated deficit	(26,472)	(24,704)

Total shareholders' equity	1,712	1,860

Total liabilities and shareholders' equity	$8,646	$12,288

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2017	2016	2015
Revenues (Note 2m)
Telecom services	$5,467	$5,985	$6,018
Telecom product sales	1,306	1,566	1,677
Video advertising	1,853	6,501	7,017

Total revenues	8,626	14,052	14,712

Cost of revenues
Telecom services	1,646	2,248	2,546
Telecom product sales	412	460	522
Video advertising	1,453	4,205	5,346

Total cost of revenues	3,511	6,913	8,414

Gross profit	5,115	7,139	6,298

Operating expenses
Research and development	2,145	2,763	1,805
Selling and marketing	1,829	2,343	2,225
General and administrative	3,009	3,472	3,459
Goodwill and technology impairments, net of change in contingent earn-out consideration	-	4,245	3,514

Total operating expenses	6,983	12,823	11,003

Operating loss	(1,868)	(5,684)	(4,705)

Financial income (expense), net	144	(17)	(17)

Loss before taxes on income	(1,724)	(5,701)	(4,722)
Taxes on income (tax benefit), net (Note 9)	(9)	(507)	194

Net loss from continuing operations	(1,715)	(5,194)	(4,916)

Income (loss) from discontinued operations	(53)	(27)	177

Net loss	$(1,768)	$(5,221)	$(4,739)

Net loss per share:
Basic and diluted net loss per Ordinary share from continuing operations	$(0.57)	$(1.84)	$(2.05)
Basic and diluted net earnings per Ordinary share from discontinued operations	(0.02)	(0.01)	0.07

Basic and diluted net loss per share	$(0.59)	$(1.85)	$(1.98)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	2,991,547	2,817,427	2,391,664

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015

Net loss	$(1,768)	$(5,221)	$(4,739)

Other comprehensive income (loss):
Change in foreign currency translation adjustments	-	5	-

Available-for-sale investments:
Change in net unrealized gains (loss)	(1)	4	*) -

Other comprehensive income (loss)	(1)	9	-

Comprehensive loss	$(1,769)	$(5,212)	$(4,739)

*)          Represents an amount less than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except stock and per stock data)

			Additional		Accumulated other		Total
	Share capital		paid-in	Treasury	comprehensive	Accumulated	shareholders'
	Number**	Amount	capital	shares	income (loss)	deficit	equity

Balance as of January 1, 2015	1,557,584	$13	20,400	$(29)	$(8)	$(14,744)	$5,632

Issuance of shares related to Vexigo acquisition	1,038,363	8	4,507	-	-	-	4,515
Stock-based compensation related to options issued to employees	-	-	170	-	-	-	170
May 2015 equity investment	75,757	-	500	-	-	-	500
Contribution from shareholders with regards to payment deferral agreement with former shareholders of Vexigo	-	-	20	-	-	-	20
Exercise of stock options	9,452	*) -	51	-	-	-	51
Other comprehensive income (loss):
Unrealized gains of available-for-sale marketable securities, net	-	-	-	-	*) -	-	*) -
Net loss	-	-	-	-	-	(4,739)	(4,739)

Balance as of December 31, 2015	2,681,156	21	25,648	(29)	(8)	(19,483)	6,149

Stock-based compensation related to options issued to employees	-	*) -	223	-	-	-	223
Issuance of shares	216,158	2	698	-	-	-	700
Other comprehensive income (loss):
Unrealized gain of available-for-sale marketable securities, net	-	-	-	-	4	-	4
Foreign currency translation adjustments	-	-	-	-	5	-	5
Net loss	-	-	-	-	-	(5,221)	(5,221)

Balance as of December 31, 2016	2,897,314	23	26,569	(29)	1	(24,704)	1,860

*)       Represents an amount less than $ 1.
**)    Historical stock information was adjusted to retroactively reflect the one for three Ordinary share reverse split implemented in September 2017.

  The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except stock and per stock data)

			Additional		Accumulated other		Total
	Share capital		paid-in	Treasury	comprehensive	Accumulated	shareholders'
	Number**	Amount	capital	shares	income (loss)	deficit	equity

Balance as of January 1, 2017	2,897,314	23	26,569	(29)	1	(24,704)	1,860

Stock-based compensation related to options issued to employees	-	-	1	-	-	-	1
Issuance of shares	200,803	2	398	-	-	-	400
Shareholders debt conversion into warrants	-	-	1,220	-	-	-	1,220
Exercise of stock options	20,767	*) -	-	-	-	-	-
Other comprehensive income (loss):
Unrealized gain of available-for-sale marketable securities, net	-	-	-	-	(1)	-	(1)
Net loss	-	-	-	-	-	(1,768)	(1,768)

Balance as of December 31, 2017	3,118,884	25	28,188	(29)	-	(26,472)	1,712

*)         Represents an amount less than $1.
**)       Historical stock information was adjusted to retroactively reflect the one for three Ordinary share reverse split implemented in September 2017.

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015
Cash flows from operating activities

Net loss	$(1,768)	$(5,221)	$(4,739)
Loss (income) loss from discontinued operations	53	27	(177)

Net loss from continuing operations	(1,715)	(5,194)	(4,916)

Adjustments required to reconcile net loss from continuing operations to net cash provided by (used in) operating activities:

Loss (gain) on sale of available-for-sale marketable securities	(5)	4	8
Depreciation and amortization	124	1,106	868
Impairment of goodwill	-	4,819	6,288
Change in payment obligation related to acquisition	-	(4,337)	(2,774)
Impairment of technology	-	3,763	-
Increase (decrease) in deferred tax, net	(20)	(514)	41
Employees and non-employees stock-based compensation and contribution from shareholders	1	223	190
Increase (decrease) in accrued severance pay, net	55	32	(16)
Decrease (increase) in trade receivables, net	3,914	(820)	387
Decrease (increase) in other accounts receivable and prepaid expenses	9	(240)	43
Increase (decrease) in trade payables	(2,798)	789	1,676
Increase (decrease) in accrued expenses and other liabilities	(39)	368	(1,514)
Increase (decrease) in deferred revenues	370	(452)	120
Decrease (increase) in restricted cash	(564)	(273)	417

Net cash provided by (used in) operating activities from continuing operations	(668)	(726)	818

Cash flows from investing activities

Purchase of property and equipment	(53)	(129)	(108)
Cash paid in connection with acquisition of Vexigo Ltd., net of cash acquired (a)	-	(1,400)	(2,264)
Capitalization of software development costs	-	(380)	(411)
Investment in available-for-sale marketable securities	(56)	(86)	(104)
Proceeds from sale of available-for-sale marketable securities	197	85	98

Net cash provided by (used in) investing activities	88	(1,910)	(2,789)

The reclassified notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015
Cash flows from financing activities

Proceeds from issuance of shares	400	700	500
Proceeds from exercise of stock options	-	-	51

Net cash provided by financing activities	400	700	551

Decrease in cash and cash equivalents	(180)	(1,936)	(1,420)
Cash and cash equivalents at the beginning of the year	1,508	3,444	4,864

Cash and cash equivalents at the end of the year	$1,328	$1,508	$3,444

Supplemental disclosure of cash flows activities

Cash paid during the year for income taxes	$9	$5	$7

Non-cash activities:
Shareholders debt conversion into warrants	$1,220	$-	$-

(a) Cash paid n connection with acquisition of Vexigo Ltd., net of cash acquired:

Total assets, net of cash	$-	$-	$4,691
Total liabilities	-	-	(4,512)
Technology	-	-	4,433
Deferred tax liability	-	-	(709)
Goodwill	-	-	11,107
Issuance of shares	-	-	(4,369)
Payment obligations in connection with acquisition	-	-	(1,845)
Contingent earn-out consideration, net	-	-	(6,532)

Total cash paid during the year	$-	$-	$2,264

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-        GENERAL

a.
Mer Telemanagement Solutions Ltd. (the "Company" or "MTS") was incorporated on December 27, 1995. MTS and its subsidiaries (the "Group") is a worldwide provider of telecom expense management (“TEM”), billing solutions and online video advertising solutions and services.

The Company's wholly-owned subsidiaries in the United States and Hong Kong, MTS IntegraTRAK Inc. and MTS Asia Ltd., act as marketing and customer service organizations in those countries.

The Company's shares are listed for trade on the NASDAQ Capital Market under the symbol "MTSL".

On April 1, 2015, the Company acquired 100% of the outstanding shares of Vexigo Ltd. ("Vexigo"), a privately-held Israeli-based software company supporting video advertising over the internet and mobile devices (for further information refer to Note 1d below). Vexigo is a global provider of online video advertising software and services delivering compelling results through a propriety in-house technology and an easy-to-use and very effective publishing platform specifically designed for content publishers. The online video advertising is provided through Vexigo, which has proprietary in-house technology solution specifically designed for content publishers. The Vexigo solution for online and mobile platforms supports multiple ad formats and interactive ad units.

Regarding Vexigo technology and goodwill impairment in 2016, see Note 1d below.

b.
In March 2009, the Company discontinued the operations of TABS Brazil Ltda. its wholly owned subsidiary in Brazil. The results of operations of such subsidiary, which is inactive, are classified as discontinued operations in the statement of operations.

The summarized results of operations for TABS Brazil Ltda. for the years ended December 31, 2015, 2016 and 2017, are as follows:

	Year ended December 31,
	2017	2016	2015

Net income (loss) from discontinued operations	$(53)	$(27)	$177

Basic and diluted net income per Ordinary share from discontinued operations	$(0.02)	$(0.01)	$0.07

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-        GENERAL (Cont.)

c.
The Company has historically suffered recurring losses from operations .The Company incurred losses for the year ended December 31, 2017, amounting to $ 1,768, and accumulated deficit of $ 26,472. In addition, the Company incurred negative cash flows from operations of $ 668 for the year ended December 31, 2017, and has a working capital deficiency of $ 1,409 as of that date. Those factors raise substantial doubt about the Company's ability to continue as a going concern. The ability to continue as a going concern is dependent upon the Company obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

            The Company intends to finance operating costs over the next twelve months with existing cash on hand and by reducing operating spend. However, the Company will need to seek additional sources of financing if it requires more funds than anticipated during the next twelve months or in later periods. The Company expects to explore various financing alternatives to raise additional funds to support its operations in the foreseeable future. There can be no assurance that additional financing will be available on satisfactory terms, or at all. If the Company is unable to secure needed financing, management may be forced to take additional actions, which may include significantly reducing its anticipated level of expenditures.

             The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business. The consolidated financial statements for the year ended December 31, 2017, do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty to the Company's ability to continue as a going concern.

d.
As stated above, the Company acquired 100% of the outstanding shares of Vexigo in consideration of $ 3,000 at closing and two additional payments of $ 500 each that were to be paid three months and six months following the closing date, as well as 1,038,363 ordinary shares having a total value of $ 4,368.. The agreement further provides for earn-out payments of up to $ 16,000 over a 5.5 years period from the closing date, based on the earnings of the Vexigo product line which was valued on the date of acquisition at $ 6,532.

Under business combination accounting the total purchase price was allocated to Vexigo's net tangible and intangible assets based on their estimated fair values as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill.

In addition, the Company was obligated to pay the former Vexigo shareholders a dividend in the amount of approximately $ 1,000 which was declared before the acquisition and the working outstanding capital amount at the closing date in the amount of approximately $600.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-        GENERAL (Cont.)

In September 2015, the former Vexigo shareholders agreed that payment of the two remaining installments related to the acquisition consideration would be postponed until January 1, 2016.

In February 2016, the Company further renegotiated and extended the payment of $ 2,600 due to Vexigo’s former shareholders. As part of this arrangement, the parties also agreed that if, at any time, Company's cash balance will be lower than $ 2,500, than the Company will stop payments until its cash balances return to that level. During 2016, the Company paid an aggregate amount of $ 1,400 to the former Vexigo shareholders. As of December 31, 2016, the outstanding balance due to Vexigo's shareholders was $ 1,200.

In May 2016, the Company completed a private placement of 216,158 Ordinary shares, for an aggregate investment of approximately $ 700, out of which $ 400 was invested by former Vexigo shareholders.

On August 14, 2017, the Company completed a private placement of 200,803 Ordinary shares, for an aggregate investment of approximately $ 400.

In August 2017, the Company converted the remaining debt to Vexigo former shareholders of $ 1,220 incurred in connection with the acquisition of Vexigo Ltd. into warrants to acquire 400,000 Ordinary shares of the Company. The warrants have a term of five years and are exercisable at par value per Ordinary share commencing on the second anniversary of their issuance. During the two year period following issuance, the Company has an option to purchase all or a portion of such warrants at a price per warrant of $ 3.

e.	On May 11, 2015, the Company issued an aggregate of 75,757, Ordinary shares in a private placement of securities. The aggregate proceeds of this issuance was $ 500.

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

a.	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they were made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

On an ongoing basis, the Company's management evaluates estimates, including those related to intangible assets and goodwill, tax assets and liabilities, fair values of stock-based awards, allowance for bad debt and its ability to continue operating as a going concern. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Financial statements in United States dollars

A majority of the revenues of the Group are denominated in U.S. dollars ("dollar" or "dollars"). The dollar is the primary currency of the economic environment in which the Group operates. Thus, the functional and reporting currency of the Group is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with Accounting Standards Codification ("ASC") No. 830, "Foreign Currency Matters". Changes in currency exchange rates between the Company's functional currency and the currency in which a transaction is denominated are included in the Company's results of operations as finance income (expenses), net in the period in which the currency exchange rates change.

c.	Principles of consolidation

The consolidated financial statements include the accounts of the Group. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

d.	Cash equivalents

Cash equivalents are short-term unrestricted highly liquid investments that are readily convertible to cash with original maturities of three months or less, at acquisition.

e.	Restricted cash

Restricted cash is a deposit account which is held by the Company on behalf of Company's customers.

f.	Marketable securities

The Company accounts for investments in debt and equity securities in accordance with ASC No. 320, "Debt and Equity Securities". Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such determinations at each balance sheet date. The Company classifies all of its securities as available for sale carried at fair market value. Fair value is determined based on observable market value quotes. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported in "accumulated other comprehensive income (loss)" in shareholders' equity. Realized gains and losses on sales of investments, are included in earnings and are derived using the specific identification method for determining the cost of securities (Refer to Note 3 - Marketable Securities). Interest and dividends on securities are included in financial income (expense), net.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company periodically reviews its marketable securities for impairment. If the Company concludes that any of these investments are impaired, the Company determines whether such impairment is "other-than-temporary" as defined under ASC No. 320-10-35.

The Company accounts for investments in marketable securities in accordance with, ASC No. 320, "Recognition and Presentation of Other-Than-Temporary Impairments", that changed the impairment and presentation model for debt securities.

Under the amended impairment model, other-than-temporary impairment loss is recognized in the statement of operations if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it still needs to evaluate expected cash flows to be received and determines if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in the statement of operations . During 2016 and 2017, no other-than-temporary impairments were recorded. For further information refer to Note 3 - Marketable Securities.

The marketable securities held by the Company in 2016 and into 2017 were pledged to secure future rent payments for the Company's facilities in Israel. The Company removed the pledge and sold the marketable securities during 2017.

g.	Property and equipment, net

Property and equipment are measured at cost, including directly attributable costs, less accumulated depreciation and accumulated impairment losses. Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Computers and peripheral equipment	33
Office furniture and equipment	3 - 20 (mainly 7)
Leasehold improvements	Over the shorter of the lease term or useful economic life

h.	Impairment of long-lived assets

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with ASC No. 360, "Property, Plant and Equipment" ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Intangible assets:

Intangible assets that are considered to have a definite useful life are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up in accordance with ASC No. 350, "Intangibles - Goodwill and other" ("ASC 350"). The Company's identifiable intangibles are reviewed for impairment in accordance with ASC 360 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

The Company's intangible assets were all acquired in connection with historical acquisitions, including the Vexigo acquisition in 2015 and amortized mostly over 5.5 years. For further information refer to Note 1.d. During 2015, no impairment losses were identified. In 2016 the Company’s Video Advertising technology was fully impaired and an impairment in amount of $ 3,763 was recorded. For further information refer to Note 6 - Intangible Assets.

j.	Goodwill

Goodwill and other certain purchased intangible assets have been recorded in the Company’s financial statements as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350 goodwill is not amortized, but rather is subject to an annual impairment test.

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
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company operates in three operating segments, which also comprise its reporting units: Enterprise, Service Providers and Video Advertising as of December 31, 2017. The Company’s goodwill balance as of that date is only assigned to its Enterprise reporting unit. The Company performs an annual impairment test of its reporting units as of the 1st of October of each year, or more frequently if impairment indicators are present. Fair value of the reporting units is determined using discounted cash flows. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting units.

Based upon the 2017 annual impairment analysis of the Enterprise reporting unit using the income approach with five (5) years of projected cash flows and a discount rate of 19.0%, the estimated fair value of the reporting unit was not substantially in excess of its respective carrying value. Therefore, in the event of unfavorable changes in forecasted cash flows, terminal value multiples and/or weighted-average cost of capital, the Enterprise reporting unit will be at risk of failing step one of the goodwill impairment test.

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

In accordance with ASC 350 if goodwill and another asset (or asset group) of a reporting unit are tested for impairment at the same time, the other asset (or asset group) shall be tested for impairment before goodwill. If the asset group was impaired, the impairment loss would be recognized prior to goodwill being tested for impairment. As stated above, the Company’s Video Advertising technology was fully impaired. In addition, the goodwill balance assigned to the Video Advertising business unit as of December 31, 2016, in the amount of $ 4,819 was also fully impaired.

k.	Severance pay:

Some of the Company's employees in Israel have subscribed to Section 14 of Israel's Severance Pay Law, 5723-1963 ("Section 14"). Pursuant to Section 14, the Company's employees, covered by this section, are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf by the Company. Payments in accordance with Section 14 release the Company from any future the severance liabilities in respect of those employees. Neither severance pay liability nor severance pay fund under Section 14 for such employees is recorded on the Company's balance sheet.

With regards to employees in Israel that are not subject to Section 14, the Company's liability for severance pay is calculated pursuant to the Severance Pay Law, based on the most recent salary of the relevant employees multiplied by the number of years of employment as of the balance sheet date. These employees are entitled to one-month salary for each year of employment or a portion thereof. The Company's liability for these employees is fully provided for via monthly deposits with severance pay funds, insurance policies and an accrual. The value of these deposits is recorded as an asset with other assets on the Company's balance sheet.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Severance Pay Law or labor agreements.

Severance expense for the years ended December 31, 2017 and 2016, amounted to approximately $ 136 and $ 116, respectively.

l.	Business combinations:

The Company accounts for business combinations in accordance with ASC No. 805, "Business Combinations" (“ASC 805"). ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in consolidated statements of income. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in consolidated statements of income.

m.	Revenue recognition:

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

Revenues from maintenance, hosting and managed services are recognized when all criteria outlined in ASC No. 985-605, "Revenue Recognition - Software" ("ASC 985-605"), are met. Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectability is probable. The Company does not grant a right of return to its customers.

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

Revenues from cloud and managed services are recognized based on Staff Accounting Bulletins ("SAB") No. 104 and ASC No. 605-25, ""Revenue Recognition" (“ASC 605”), when delivery has occurred or services have been rendered, the fee is fixed or determinable, collectability is probable and persuasive evidence of an arrangement exists. These revenues are recognized as one unit of accounting, on a straight-line basis over the term of the last undelivered element.

Deferred revenues include advance payments received under maintenance and support contracts.

Video Advertising

The Company, through its Vexigo subsidiary, allows advertisers to improve their business results by promoting marketing campaigns online via performance-based models and provides them with access and exposure to a variety of media companies, other networks and general websites. Vexigo's innovative optimization technology also enables affiliates to fully monetize their media inventory. Vexigo's customers obtain access to the Company's technology which enables advertisers to improve their business results by optimization of marketing campaign targeting. Vexigo’s technology also enables partnerships between affiliates and advertisers. Revenue generally derived from charges to advertisers based on Cost per Mille ("CPM"). Advertisers are charged monthly based on the number of times a user clicks on ads. The Company recognizes revenue from an advertisement at that time when all four mentioned revenue recognition criteria have been met.

Video Advertising revenues are recognized based on SAB 104 and ASC No. 605-45, "Principal Agent Considerations" ("ASC 605-45"). ASC 605-45 addresses whether a company should recognize revenue based on (a) the gross amount billed to a customer because it has earned revenue from the sale of the goods or services or (b) the net amount retained (that is, the amount billed to a customer less the amount paid to a publishers) because it has earned a commission or fee. The determination of whether revenues should be reported on a gross or net basis is based on an assessment of whether Vexigo is acting as a principal or an agent in the transaction. In determining whether Vexigo acts as a principal or an agent, the Company follows the accounting guidance for principal-agent considerations. While none of the factors identified in this guidance is individually considered presumptive or determinative, Vexigo has determined that in certain transactions, it is the primary obligor and has a structured inventory risk resulting from the fact that not all purchased ad spaces will be sold.

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

n.         Research and development expenses:

Research and development costs are charged to the consolidated statements of operation, as incurred. Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the statement of operation when incurred.

o.	Capitalized development costs:

Capitalized development costs are recognized in accordance with ASC No. 350-40 "Capitalized Development Costs". Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of direct labor costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognized in profit or loss as incurred. Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses. As of December 31, 2016, the Company’s development costs capitalized during that year, amounting to $ 380, were fully impaired. No capitalized development costs recorded during 2017. For further information refer to Note 6 - Intangible Assets.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Income taxes:

The Company accounts for income taxes and uncertain tax positions in accordance with ASC No. 740, "Income Taxes" ("ASC 740"). ASC 740 prescribes the use of the liability method, according to which deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

ASC No. 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits on its taxes on income.

q.         Accounting for share-based compensation:

The Company accounts for share-based compensation in accordance with ASC No. 718, "Compensation - Stock compensation" ("ASC 718"), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees, directors and non-employees. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of operations.

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

On January 1, 2017, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2016-09 (Topic 718) Compensation-Stock Compensation: Improvements to Employee Stock-Based Payment Accounting, which simplifies several aspects of the accounting for stock-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, forfeiture, statutory tax withholding requirements, and classification on the statement of cash flows. The impact of the adoption on the Company's was immaterial.

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair-value method for its stock-option compensation awards and values restricted stock units based on the market value of the underlying shares at the date of grant. The Company estimates the fair value of stock options granted with the following weighted average assumptions for 2017 and 2016:

	Year ended December 31,
Stock options	2017	2016

Expected volatility (1)	87.7%	87.59%-90.62%
Risk-free interest (2)	2.435%	0.95%-1.29
Dividend yield (3)	0%	0%
Expected life (years) (4)	6.25	3.75-6.25

(1)	The computation of expected volatility is based on realized historical share price volatility of the Company's stock.

(2)	The risk-free interest rate is based on the yield from U.S. Treasury Bonds with an equivalent term;

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

The Company applies ASC No. 505-50, “Equity-Based Payment to Non-Employees”, with respect to options and warrants issued to non-employees which requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

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

The Company applies ASC No. 820, "Fair Value Measurement" ("ASC 820"), which clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

The fair value of the Company’s marketable securities are based on quoted market prices and classified within Level 1 (see also Note 3). The Company did not hold any marketable securities as of December 31, 2017. The Company’s derivatives instruments are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

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

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC No. 260, "Earnings Per Share".

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. No options have been included in the calculation of the diluted net earnings per Ordinary share due to the Company’s losses during all the years presented.

u.	Derivatives instruments:

ASC No. 815, "Derivatives and Hedging" ("ASC 815"), as amended, requires the Company to recognize all derivatives on the balance sheet at fair value. The Company entered into put and call option contracts to hedge certain transactions denominated in foreign currencies. The purpose of the Company's foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. The Company's put option contracts did not qualify as hedging instruments under ASC 815.

Changes in the fair value of put option contracts are reflected in the consolidated statements of operations as financial income or expense, when they occur.

During 2017, 2016 and 2015, the Company entered into forward, call and put option contracts in the aggregate notional amounts of $ 1,900 $ 4,800 and $ 4,200, respectively, which converted a portion of its floating currency liabilities to a fixed rate basis, thus reducing the impact of exchange rate fluctuations on the Company's cash flow. In 2017, 2016 and 2015, the revaluation income (expenses) from these contracts with respect to the above transactions were $ 84, $ 6 and $ (7), respectively, and are presented in the statements of operations as financial income (expense), net. As of December 31, 2017, the Company had no outstanding call and put option contracts.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC No. 220, "Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income (loss) relate to unrealized gains and losses on available for sale marketable securities and changes in foreign currency translation adjustments.

w.	Treasury shares:

Company shares held as treasury shares are recognized at cost, and as a deduction from equity. Any gain or loss arising from a purchase, sale, issuance or cancellation of treasury shares is recognized directly in equity.

x.	Impact of recently issued accounting standards:

1.
In May 2014, and in following related amendments, the FASB issued a new comprehensive revenue recognition guidance on revenue from contracts with customers (hereinafter “the Standard”) that will supersede the current revenue recognition guidance. The Standard provides a unified model (five-step analysis of transactions) to determine when and how revenue is recognized. The core principle of the Standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Under the new standard, a good or service is transferred to the customer when (or as) the customer obtains control of the good or service, which differs from the risk and rewards approach under current guidance. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The Standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. This Standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized in retained earnings as of the date of adoption.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company will adopt the Standard using the modified retrospective approach on January 1, 2018. The Company has completed its evaluation of the Standard and expect the potential effect to be in the amount of $ 230 which relates to the Company's accounting for arrangements that include software licenses bundled with maintenance and support. Under current GAAP, the revenue attributable to these software licenses is recognized ratably over the term of the arrangement because VSOE does not exist for the undelivered maintenance and support element as it is not sold separately. The requirement to have VSOE for undelivered elements to enable the separation of revenue for the delivered software licenses is eliminated under the new standard. Accordingly, under the new standard the Company will be required to recognize as revenue a portion of the arrangement fee upon delivery of the software license.

2.
In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), whereby, lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Companies may not apply a full retrospective transition approach. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Early application is permitted. The Company is still evaluating the potential impact of this pronouncement.

3.
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

4.
In January 2017, the FASB issued ASU 2017-01 "Business Combinations (Topic 805): Clarifying the Definition of a Business" (ASU 2017-04), which provides a more robust framework to use in determining when a set of assets and activities is a business. Because the current definition of a business is interpreted broadly and can be difficult to apply, stakeholders indicated that analyzing transactions is inefficient and costly and that the definition does not permit the use of reasonable judgment. ASU 2017-04 provides more consistency in applying the guidance, reduces the costs of application, and makes the definition of a business more operable. This update is effective for annual and interim periods beginning after December 15, 2018. The Company is currently evaluating the effect that this guidance will have on its consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

5.
In January 2017, the FASB issued Accounting Standards Update No. 2017-04 (ASU 2017-04) “Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019; early adoption is permitted. The Company does not expect that this new guidance will have a material impact on the Company’s Consolidated Financial Statements.

6.
In August 2017, the FASB issued ASU No. 2017-12 (Topic 815) Derivatives and Hedging — Targeted Improvements to Accounting for Hedging Activities, which expands an entity's ability to hedge financial and nonfinancial risk components and amends how companies assess effectiveness as well as changes the presentation and disclosure requirements. The new standard is to be applied on a modified retrospective basis and is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the impact of adoption on the Consolidated Financial Statements.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	MARKETABLE SECURITIES

The following is a summary of the Company's accumulated gross unrealized gains/ losses from investments in marketable securities as of December 31, 2017 and 2016:

	December 31, 2017				December 31, 2016
	Amortized	Gross unrealized	Gross unrealized	Fair market	Amortized	Gross unrealized	Gross unrealized	Fair market
	cost	gains	losses	value	cost	gains	losses	value
Available-for-sale:

Equity securities	$-	$-	$-	$-	$77	$-	$-	$77
Corporate bonds	-	-	-	-	41	*) -	-	41
Israeli Government debt	-	-	-	-	18	-	*) -	18

	$-	$-	$-	$-	$136	$-	$-	$136

*)         Represents an amount less than $1.

The net realized gains (losses) on sales of available-for-sale securities of $ 5, $ (4) and $ (8) in 2017, 2016 and 2015, respectively, were recorded in financial income (expense), net.

The Company sold the marketable securities during the second quarter of 2017.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-        MARKETABLE SECURITIES (Cont.)

The amortized cost and fair value of debt and securities as of December 31, 2017 and 2016, by contractual maturity, are shown below:

	December 31, 2017		December 31, 2016
	Amortized cost	Fair market value	Amortized cost	Fair market value

Matures up to one year	$-	$-	$94	$94
Matures after one year through five years	-	-	34	34
Matures after five years	-	-	8	8

	$-	$-	$136	$136

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2017	2016

Government authorities	$274	$278
Prepaid expenses	35	37
Lease deposits	4	4
Others	21	24

	$334	$343

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	PROPERTY AND EQUIPMENT

	December 31,
	2017	2016
Cost:

Computers and peripheral equipment	$1,104	$1,094
Office furniture and equipment	213	216
Leasehold improvements	38	36

	1,355	1,346
Accumulated depreciation:

Computers and peripheral equipment	1,015	961
Office furniture and equipment	174	170
Leasehold improvements	18	17

Accumulated depreciation	1,207	1,148

Depreciated cost	$148	$198

The depreciation expense for the years ended December 31, 2017, 2016 and 2015, amounted to $ 103, $ 91 and $ 96, respectively.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	INTANGIBLE ASSETS, NET

a.	Intangibles consist of the following:

	December 31,
	2017	2016
Cost:

Developed technology	$2,170	$2,170
Customer relationships	1,015	1,015
Brand name	229	229
Capitalized developed costs	791	791
Video technology	4,433	4,433
Video technology and capitalized developed cost impairment	(3,763)	(3,763)

	4,875	4,875
Accumulated amortization:

Developed technology	2,170	2,170
Customer relationships	1,015	1,015
Brand name	187	166
Video technology	1,461	1,461

	4,833	4,812

Amortized cost	$42	$63

b.	Amortization expense amounted to $ 21, $ 1,015 and $ 772 for the years ended December 31, 2017, 2016 and 2015, respectively.

c.	Estimated amortization expense for:

Year ended December 31,

2018	$21
2019	21

$42

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-        ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2017	2016

Employees and payroll accruals	$776	$969
Institutions and income tax payable	119	177
Accrued expenses	1,591	1,390
Related parties	12	1,220

	$2,498	$3,756

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Group leases office space through operating leases. The facilities of the Company and its subsidiaries are leased for periods ending February 2019. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2017 are as follows:

Year ended December 31,

2018	$196
2019	25

$221

Operating lease office expenses for the years ended December 31, 2017, 2016 and 2015, were approximately $ 397, $ 451 and $ 411, respectively.

b.	Royalty commitments:

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

As of December 31, 2017, the Company had a contingent liability to pay royalties in the amount of approximately $ 8,352 plus interest for grants received after January 1999.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-        COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The Company has paid or accrued royalties in its cost of revenues relating to the repayment of such IIA grants in the amount of $ 92, $ 112 and $ 115 for the years ended December 31, 2017, 2016 and 2015, respectively.

c.	Claims and demands:

1.	Claims related to discontinued operations:

The Company is a party to various tax claims that arose in TABS Brazil. In August 2007, the Company’s Brazilian subsidiary, TABS Brazil, was ordered by the Labor Law Court in Brazil to pay approximately $ 51 to one of its former employees. Such amount bears a 1% interest rate per month from the date that the claim was filed. Accordingly, the Company recorded a provision of approximately $63 in respect of such claims in accordance with ASC No. 450, "Contingencies", based on advice of its legal counsel. As of December 31, 2017, total claims related to discontinued operations amounted to $ 185.

2.
The Israeli Government, through the Fund for Encouragement of Marketing Activities, awarded C. Mer Industries Ltd. ("C. Mer"), the former parent of the Company grants for participation in foreign marketing expenses, partially related to the Company's marketing activities for the years 1996 - 1998. During 2012, the Company received through an affiliated company a demand with respect to the reimbursement of above-mentioned grants. As of December 31, 2017 and 2016, the Company provided an adequate provision with respect to this demand.

d.	Guarantees:

The Company provided a bank guarantee in the amount of $97 to secure its obligations under one of its lease agreements.

NOTE 9:-        TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rates:

Generally, income of Israeli companies is subject to corporate tax. The corporate tax rate in Israel, effective as of January 1, 2018, is 23%, compared with 24% in 2017, 25% in 2016, and 26.5% in 2015.

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

The Company elected 2008 as its "year of election".

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

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 68):

In January 2011, the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011 ("the Amendment") was enacted. The Amendment prescribes, among others, amendments to the Law for the Encouragement of Capital Investments, 1959 ("the Law"). The Amendment became effective as of January 1, 2011. According to the Amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company's entire preferred income under its status as a preferred company with a preferred enterprise. Commencing from the 2011 tax year, the Company can elect to apply the Amendment in a certain tax year and from that year and thereafter, it will be subject to the amended tax rates, as detailed below.

As of December 31, 2017, the Company chose not to adopt this amendment, but may elect to do so in the future, whereas Vexigo chose to adopt this amendment and believes it is entitled to benefit from a reduced corporate tax rate under the Israeli privileged enterprise program.

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

Under the transitory provisions of the Amendment Legislation, the Company may elect whether to irrevocably implement the new law in its Israeli company while waiving benefits provided under the current law or keep implementing the current law during the next years. Changing from the current law to the new law is permissible at any stage.

The Amendment also prescribes special tax tracks for technological enterprises. The new tax tracks under the Amendment are as follows:

Technological preferred enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in Development Zone A- a tax rate of 7.5%).

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

The Company and Vexigo have received final tax assessments through the tax year of 2013.

b.	Income taxes on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

c.          Tax Reform in the U.S:

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Act”), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018.

At December 31, 2017, the Company has made reasonable estimates of the effects on the existing deferred tax balances for which provisional amounts have been recorded. The Company re-measured certain of its U.S. deferred tax assets and liabilities, based on the rates at which they are expected to reverse in the future. The estimated tax income recorded related to the re-measurement of the deferred tax balance was $52.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-        TAXES ON INCOME (Cont.)

The aforesaid provisional amounts are based on the Company’s initial analysis of the Act as of December 31, 2017. Given the significant complexity of the Act, anticipated guidance from the U.S. Treasury about implementing the Act, the potential for additional guidance from the Securities and Exchange Commission or the Financial Accounting Standards Board related to the Act, as well as additional analysis and revisions to be conducted by the Company, these estimates may be adjusted during 2018.

d.	Net operating loss carry-forwards:

As of December 31, 2017, the Company, its subsidiaries in Hong Kong, the U.S. and Isreal (Vexigo) had an estimated total amount of available carry-forward tax losses of approximately $ 23,700, $ 500, $ 700, and $ 600, respectively, to offset against future taxable profits. The operating tax loss carry-forwards in Israel may be offset indefinitely against operating income. In addition, as of December 31, 2017, the Company had capital losses in the amount of approximately $ 511 that can be carried forward indefinitely.

MTS IntegraTRAK, the Company’s U.S. subsidiary, is subject to U.S. income taxes. Total net operating loss carry-forwards of approximately $ 700 as of December 31, 2017, will expire in the years 2021 to 2028. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. Such annual limitation may result in the expiration of net operating losses before utilization.

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

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group's deferred tax liabilities and assets are as follows:

	December 31,
	2017	2016
Deferred tax asset (liability):

Tax loss carry-forwards	$6,027	$5,492
Allowances for doubtful accounts and accruals for employee benefits	108	111
Intangible assets	38	67
Depreciation, accruals for interest and other	724	808

Deferred tax asset before valuation allowance	6,897	6,478

Goodwill	(785)	(989)

Valuation allowance	(6,258)	(5,323)

Deferred tax liability, net	$(146)	$(166)

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
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2017	2016	2015

Loss before taxes on income, net, as reported in the statements of operations from continuing operations	$(1,724)	$(5,701)	$(4,722)

Tax rates	24%	25%	26.5%

Theoretical tax benefit	$(414)	$(1,425)	$(1,251)

Decrease in taxes resulting from:

Non– deductible expenses	12	1,175	1,255
Loss and timing differences for which no deferred tax was provided	260	(334)	209
Tax adjustment in respect of different tax rate of subsidiaries	129	75	(49)
Changes in provision for uncertain tax positions	4	2	30

Taxes on income, net, as reported in the statements of operations	$(9)	$(507)	$194

g.	Loss before income taxes is comprised as follows:

	Year ended December 31,
	2017	2016	2015

Domestic	$(1,664)	$(5,743)	$(4,855)
Foreign	(60)	42	133

	$(1,724)	$(5,701)	$(4,722)

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-        TAXES ON INCOME (Cont.)

h.	Taxes on income are comprised as follows:

	Year ended December 31,
	2017	2016	2015

Current	$11	$7	$153
Deferred	(20)	(514)	41

	$(9)	$(507)	$194

Foreign	$(12)	$63	$57
Domestic	3	(570)	137

	$(9)	$(507)	$194

i.	As of December 31, 2017, the Company recorded a liability for unrecognized tax benefits of $ 139. A reconciliation of the opening and closing amounts of unrecognized tax benefits is as follows:

	2017	2016

Balance as of beginning of the year	$135	$132
Cumulative translation adjustments and other	4	3

Balance at the end of the year	$139	$135

NOTE 10:-      RELATED PARTY TRANSACTIONS AND BALANCES

a.
The Company receives certain services from C. Mer, a publicly traded company. Mr. Chaim Mer, the Company's chairman of the board and Mr. Isaac Ben Bassat, a former director of the Company, are members of the controlling group of C. Mer. These services include reimbursement for shared expenses related to a commercial insurance policy. For the years ended December 31, 2017, 2016 and 2015, the Company paid or accrued $ 12,  $ 11 and $ 11, respectively, with respect to the above mentioned expenses. In 2012 MTS Ltd. engaged with Mer Telecom Ltd., a subsidiary of C. Mer, in a deployment of its mobile financial services ("MFS") solution for a customer in Africa and completed the deployment in 2013. The Company recorded revenues with respect to this agreement in the amount of $ 0, $ 14 and $ 33 in 2017, 2016 and 2015, respectively.

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

From January 1, 2009 until September 2011, as part of the acquisition of certain assets and liabilities of AnchorPoint, Inc., the Company received certain services from Data Distributors Inc., a company controlled by Mr. Roger Challen, a director of the Company and the controlling shareholder of the Info Group Inc., a beneficial owner of 14.0% of the Company's Ordinary shares as of December 31, 2017. These services include reimbursement for shared expenses, development and IT services, other administrative services. Expenses (incomes) recognized with respect to the above mentioned services were approximately $ 2, $ 9 and $ 9 for the years ended December 31, 2017, 2016 and 2015, respectively. In addition, the Company rents an office in Powder Springs, Georgia, from Mr. Challen, under a month-to-month lease. In each of the years ended December 31, 2017, 2016 and 2015, the Company paid or accrued $ 56 with respect to the above mentioned rent expenses.

Regarding liabilities to related party derived from the Vexigo acquisition, see Note 1d.

b.	Balances and transactions with related parties were as follows:

1.          Balances with related parties:

	December 31,
	2017	2016

Other accounts receivable and prepaid expenses (Note 4)	$10	$10

Other accounts payable and accrued expenses (Note 7)	$12	$1,220

Other accounts payable and accrued expenses (Note 7) (*)	$62	$-

(*)	The Company recorded a compensation provision for two of the Company's officers who terminated their employment during 2017, but who are owed compensation payments payable in 2018

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-      RELATED PARTY TRANSACTIONS AND BALANCES (Cont.)

2.          Transactions with related parties:

	Year ended December 31,
	2017	2016	2015

Revenues derived from a related party	$-	$14	$33

Amounts charged by related parties:

Cost of revenues	$33	$36	$37
Operating expenses	197	142	139

	$230	$178	$176

NOTE 11:-      SHAREHOLDERS' EQUITY

a.	Share capital:

The Ordinary shares entitle their holders the right to receive notice to participate in and vote at general meetings of the Company and the right to receive cash dividends, if declared.

On April 1, 2015, upon closing the Vexigo transaction, the Company issued an aggregate of 1,038,363 restricted Ordinary shares constituting 40% of the Company outstanding Ordinary shares post-closing to the former shareholders of Vexigo.

Upon the closing of the Vexigo transaction, the Company issued to an independent business consultant (who subsequently became the Company’s chief executive officer) a warrant based on a cashless exercise mechanism to acquire 2% of the Company’s outstanding Ordinary shares on a pre-closing basis (31,151 Ordinary shares based on the number of shares outstanding prior to the closing) with an exercise price equal to the market price of the Ordinary shares at the signing of the SPA (i.e., $ 2.88 per share) valid for a period of five years.

On May 11, 2015, the Company issued in a private placement to certain of its shareholders an aggregate of 75,757, Ordinary shares for an aggregate of $ 500, pursuant to a share purchase agreement.

On May 16, 2016, the Company issued in a private placement to certain of its shareholders an aggregate of 216,158, Ordinary shares, for an aggregate of $ 700, out of which amount, an aggregate of $ 400 was invested by former Vexigo shareholders, out of the outstanding amount owed to them.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-      SHAREHOLDERS' EQUITY (Cont.)

In March 2017, the Company issued 20,767 Ordinary shares to a consultant as finder fees for the Vexigo transaction upon the exercise of warrants he was issued as compensation for his services.

On August 14, 2017, the Company issued in a private placement to certain of its shareholders an aggregate of 200,803, Ordinary shares for an aggregate of $ 400, pursuant to a share purchase agreement.

In August 2017, the Company converted $ 1,220 of debt to Vexigo former shareholders incurred in connection with the acquisition of Vexigo into warrants to acquire 400,000 of Ordinary shares. The warrants have a term of five years and are exercisable without any additional consideration commencing on the second anniversary of their issuance. During the two year period following issuance, the Company has an option to purchase all or a portion of such warrants at a price per warrant of $3. Following such debt conversion, the Company currently does not have any outstanding debt in connection with the Vexigo acquisition.

On September 6, 2017, The Company effected a one-for-three reverse split of Ordinary shares. The reverse split entailed the exchange of one Ordinary share, NIS 0.03 nominal value per share for three Ordinary shares, NIS 0.01 nominal value. No fractional shares were issued as a result of the reverse split. Accordingly, all ordinary shares, options, warrants amounts have been adjusted retroactively for all periods presented in these financial statements.

Historical stock information was adjusted to retroactively reflect the one for three Ordinary share reverse split implemented in September 2017.

b.         Share options:

The Company’s 1996 Incentive Share Option Plan (the "Plan") when adopted, authorized the grant of options to purchase up to 250,000 of its Ordinary shares to officers, employees and directors of the Company or any subsidiary, pursuant to section 102 of the Israel Income Tax Ordinance. Any option, which is canceled or forfeited before expiration, will become available for future grants.

Each option granted under the Plan is exercisable until the earlier of five years from the date of the grant of the option or the expiration dates of the option plan. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options were exercised. The options primarily vest gradually over four years of employment.

In 2003, pursuant to an amendment in section 102 of the Israeli Income Tax Ordinance the Company rolled-over the remaining 148,986 options available at that time under the Plan for future grants under the 2003 Incentive Share Option Plan (the "2003 Plan") that conforms with the amended provisions of section 102 of the Israel Income Tax Ordinance.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-      SHAREHOLDERS' EQUITY (Cont.)

In August 2013, shareholders approved amendments to the 2003 Plan. Its term was extended by ten years so that the 2003 Plan will expire on November 30, 2023, unless further extended. The number of ordinary shares issuable under the 2003 Plan was increased by an additional 166,666 Ordinary shares, so that the Company is entitled to issue up to 315,652 Ordinary shares under the 2003 Plan. In August 2016, shareholders approved the increase of the number of Ordinary shares issuable under the 2003 Plan by an additional 166,667 Ordinary shares, so that the Company is entitled to issue up to 482,319 Ordinary shares under the 2003 Plan.

In June 2006, the Company authorized pursuant to its 2006 Stock Option plan (the "2006 Plan"), to grant options to officers, employees and directors of MTS IntegraTRAK or any subsidiary of up to 66,667 of the Company's Ordinary shares. Each option granted under the 2006 Plan may be either an option intended to be treated as an "incentive stock option", within the meaning of section 422 of the Internal Revenue Code of 1986, as amended, or an option that will be treated as a "non-qualified stock option".

At the Company's 2011 annual general meeting, shareholders approved an amendment to the 2006 Plan to provide for the issuance of an additional 66,666 Ordinary shares and to increase the total number of Ordinary shares with respect to which options may be granted to any eligible employee during any 12 month period to 50,000 Ordinary shares, subject to adjustment as provided in the 2006 Plan.

At the Company's 2013 annual general meeting, shareholders approved an amendment to the 2006 Plan to provide for the issuance of an additional 50,000 Ordinary shares, such that the Company will be entitled to issue options to purchase up to 183,333 Ordinary shares under the 2006 Plan. Each option granted under the 2006 Plan is exercisable until the earlier of five years from the date of the grant of the option or the expiration dates of the option plan. The exercise price of the options granted under the 2006 Plan may not be less than the fair market value of an Ordinary share determined as of the date of grant of the option.

On October 1, 2017, the Company authorized an options grant to its new CEO, to acquire 116,667 ordinary shares under 2003 Israeli Share Option Plan. These options vest over a period of four years (25% vesting on October 1, 2018, and an additional 12.5% vesting every six months for the following three years), subject to the fulfillment of a condition to vesting. The condition to vesting will be fulfilled in the event the closing price of the Company’s Ordinary shares is equal to or higher than a price per share of $ 4.5 three month for a consecutive period. The exercise price per share of the options is $ 2.16 (the closing price per share of the Company’s Ordinary shares on the NASDAQ Capital Market on September 28, 2017, the date of the Company’s Board of Directors’ approval of the terms). In addition, in the event of an M&A or reverse merger transaction (where current shareholders will hold less than 50% of the shares of the company) and if the CEO will not continue to serve as the CEO of the company (or is released during the six-month period following the closing of the transaction), 50% of all of the unvested options will become vested. The options are due to expire on October 1, 2027, unless earlier terminated pursuant to the terms of our 2003 Israeli Share Option Plan.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

As of December 31, 2017, 312,903 Ordinary shares are available for future option grants under the Company’s plans.

c.	A summary of option activity under the Company's stock option plans to its employees as of December 31, 2017, and changes during the year ended December 31, 2017, are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2017	317,273	$4.35	4.90	$-
Granted	116,665	$2.16	-	$-
Exercised	-	$-	-	$-
Expired and forfeited	(161,891)	$3.97	-	$-

Outstanding at December 31, 2017	272,047	$3.58	5.41	$-

Exercisable at December 31, 2017	109,167	$1.66	0.11	$-

The weighted average grant-date fair value of options granted during 2017 and 2016, was $ 1.67 and $ 2.75 per option respectively.

The total compensation cost related to options granted to employees under the Company's share-based compensation plans recognized for the years ended December 31, 2017, 2016 and 2015, amounted to $ 1, $ 205 and $ 170, respectively, net of estimated forfeitures.

As of December 31, 2017, there was $ 190 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

d.	Total stock-based compensation expenses recognized in 2017 and 2016:

The total stock-based compensation expense related to employees' equity-based awards, recognized for the years ended December 31, 2017, 2016 and 2015, was comprised as follows:

	Year ended December 31,
	2017	2016	2015

Cost of revenues	$4	$8	$17
Research and development	5	30	45
Selling and marketing	5	12	12
General and administrative	(13)	155	96

	$1	$205	$170

e.	Options to non-employees:

Issuance date	In connection with	Number of options granted	Options exercisable	Exercise price per share	Exercisable through

April 1, 2015	consultant	26,667	-	2.64	April 2020

Our former CEO, Mr. Lior Salansky currently serves as a consultant to the Company’s Board of  Directors and agreed to provide his consulting services in consideration for the extension of the option granted to him on April 1, 2015 (which became fully vested on April 1, 2016), to acquire 26,667 Ordinary shares under our 2003 Plan. Total stock-based compensation expense related to non-employees' equity-based awards, recognized in 2016 was $ 18.

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

Asset information, by reportable segment, is not reviewed by the CODM, therefore segment asset disclosure is not included.

The following tables present the financial information for the Company's reportable segments.

	Year ended December 31,
	2017	2016	2015
Enterprise

Revenue	$6,125	$6,663	$6,860
Adjusted EBITDA (unaudited)	$(18)	$513	$676

Video Advertising

Telecom revenue	$1,853	$6,502	$7,017	(*)
Adjusted EBITDA (unaudited)	$(1,533)	$(327)	$(273	)(*)

Service Providers

Telecom revenue	$648	$887	$835
Adjusted EBITDA (unaudited)	$(192)	$(296)	$(556)

Total

Revenue	$8,626	$14,052	$14,712
Adjusted EBITDA (unaudited)	$(1,743)	$(110)	$(153)

(*)       Financial information for the nine months ended on December 31, 2015.

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-      REPORTABLE SEGMENTS AND GEOGRAPHIC INFORMATION (Cont.)

A reconciliation of total adjusted EBITDA to net income for each year is as follows:

	Year ended December 31,
	2017	2016	2015

Adjusted EBITDA (unaudited)	$(1,743)	$(110)	$(153)
Depreciation and amortization expenses	(124)	(1,106)	(868)
Stock-based compensation	(1)	(223)	(170)
Financial expense (income), net	144	(17)	(17)
Goodwill impairment, net of contingent consideration	-	(482)	(3,514)
Video advertising technology impairment	-	(3,763)	-
Income tax effect	9	507	(194)

Loss	$(1,715)	$(5,194)	$(4,916)

b.	Geographic information:

The total revenues from external customers are attributed to geographic areas based on the location of the customer:

	Year ended December 31,
	2017	2016	2015

United States	$6,589	$6,860	$11,450
Asia	430	1,984	1,493
Israel	886	3,178	571
Europe	452	1,147	923
Other	269	883	275

	$8,626	$14,052	$14,712

Major customers' data as a percentage of total revenues:

The following table sets forth the customers that represented 10% or more of the Company's total revenues in each of the periods set forth below:

	Year ended December 31,
	2017	2016	2015

Customer A	(* -	12%	10%
Customer B	(* -	13%	27%
Customer C	(* -	10%	(* -

*)	Less than 10%.

NOTE 13: -     SUBSEQUENT EVENT

Due to the continued weakness in Vexigo’s business, during April 2018 the Company’s board of directors decided that it will either sell the Vexigo business or discontinue its operations in the near term.

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MER TELEMANAGEMENT SOLUTIONS LTD.

By:	/s/ Roy Hess
Roy Hess
Chief Executive Officer

Dated: April 30, 2018