Form 20-F
period 2018-12-31
MER TELEMANAGEMENT SOLUTIONS LTD
filed 2019-04-08
CIK 1025561

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

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

15 Hatidhar Street, Ra’anana 4366517, Israel
(Address of principal executive offices)

Ofira Bar (Chief Financial Officer), +972-9-7777-540 (phone), +972-9-7777-566 (fax)
15 Hatidhar Street, Ra’anana 4366517, Israel
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

Ordinary Shares, par value NIS 0.03 per share…………… 3,294,323
(as of December 31, 2018)

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

Yes   ☐   No   ☒

This Report on Form 20-F is incorporated by reference into our Form S-8 Registration Statements File Nos. 333-123321 and 333-180369.

INTRODUCTION

We are a global provider of solutions for telecommunications expense management, or TEM, enterprise mobility management, or EMM, call usage and accounting software, or CAOur TEM solutions allow enterprises and organizations to make smarter choices with their telecommunications spending at each stage of the service lifecycle, including allocation of cost, proactive budget control, fraud detection, processing of payments and spending forecasting.

In June 2018, we sold the assets relating to our former online video advertising solution business that was provided through Vexigo Ltd., a wholly-owned subsidiary of our company, to an unaffiliated  third party for $250,000. Following the sale on June 1, 2018, Vexigo Ltd ceased its business operations.

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

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.             Selected Financial Data

The following selected consolidated financial data for and as of the five years ended December 31, 2018 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP.  Our audited consolidated financial statements for the three years ended December 31, 2018 and as of December 31, 2017 and 2018 appear elsewhere in this annual report.  Our selected consolidated financial data as of December 31, 2014, 2015 and 2016 and for the years ended December 31, 2014 and 2015 have been derived from audited consolidated financial statements not included in this annual report.   In June 2018, we sold the assets relating to our former Vexigo online video advertising solution business to an unaffiliated  third party for $250,000. Following the sale on June 1, 2018, Vexigo Ltd ceased its business operations. The results of the discontinued operations including prior periods' comparable results, assets and liabilities have been retroactively included in discontinued operations.The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects,” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Operations Data:

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(U.S. dollars in thousands, except share and per share data)
Revenues	$5,861	$6,773	$7,551	$7,695	$7,066
Cost of revenues	2,149	2,058	2,708	3,068	2,893
Gross profit	3,712	4,715	4,843	4,627	4,173
Research and development	825	1,645	1,754	1,278	1,868
Selling and marketing	1,471	1,529	1,765	2,005	1,387
General and administrative	2,239	1,966	2,207	2,583	2,459
Operating loss	(823)	(425)	(883)	(1,239)	(1,541)

Financial income (expenses), net	(17)	14	2	6	(95)
Loss before taxes on income	(840)	(411)	(881)	(1,233)	(1,636)
Taxes on income (benefit), net	46	(9)	63	66	54
Net loss from continuing operations	(886)	(402)	(944)	(1,299)	(1,690)
Net income (loss) from discontinued operations	(284)	(1,366)	(4,277)	(3,440)	80
Net loss	$(1,170)	$(1,768)	$(5,221)	$(4,739)	$(1,610)
Basic and diluted net loss per share from continuing operations	$(0.26)	$(0.13)	$(0.33)	$(0.54)	$(1.08)
Basic and diluted net loss per share from discontinued operations	$(0.08)	$(0.46)	$(1.52)	$(1.44)	$0.06
Basic and diluted net loss per share	$(0.34)	$(0.59)	$(1.85)	$(1.98)	$(0.14)
Weighted average number of ordinary shares used in computing basic net loss per share	3,435,161	2,991,547	2,817,427	2,391,664	1,556,988
Weighted average number of ordinary shares used in computing diluted net loss per share	3,435,161	2,991,547	2,817,427	2,391,664	1,556,988

Balance Sheet Data:
	As of December 31,
	2018	2017	2016	2015	2014
	(in thousands)
Working capital (deficiency)*	$(376)	$(1,474)	$(2,736)	$(737)	$2,090
Total assets	7,487	8,646	12,288	22,024	10,892
Shareholders’ equity	2,403	1,712	1,860	6,149	5,632
_____________
*	Working capital deficiency excludes discontinued operations.

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

Our audited financial statements for the year ended December 31, 2018, were prepared under the assumption that we would continue our operations as a going concern. Our independent registered public accounting firm has included a “going concern” explanatory paragraph in its report on our financial statements for the year ended December 31, 2018, indicating that we have suffered recurring losses from operations and have a net capital deficiency, which raises substantial doubt about our ability to continue as a going concern. The inclusion of this “going concern” paragraph in our financial statements and the uncertainty concerning our ability to continue as a going concern may adversely affect our ability to obtain future financing and, if obtained, the terms of such financing. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. As of December 31, 2018, we had cash and cash equivalents of $1.2 million and a working capital deficiency of $376,000.  We expect to report a loss for the first quarter of 2019 and that our cash position will be reduced further. Without additional funds from private or public offerings of debt or equity securities, sales of assets, sales or licenses of intellectual property or technologies, or other transactions, we will exhaust our resources and will be unable to continue operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

We have incurred operating losses in each of the past four years and may not regain profitability in the future. We anticipate that we will need additional funding. If we are unable to raise capital, we will be forced to reduce or eliminate certain of our operations.

We have incurred operating losses in each of the last four years and may not be able to regain profitable operations in the future or generate positive cash flows from operations. Our continued losses have resulted in our having a working capital deficiency in the past three years. To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations in the future, and as a result, there is substantial doubt about our ability to continue as a going concern. During 2018, we had negative operating cash flows and as of December 31, 2018, our cash and cash equivalents were $1.2 million and we had a working capital deficiency of $400,000.

During 2018, we implemented a significant cost reduction program, mainly by employee layoffs and  expect to reduce our lease expenses in the near term. In addition, we are exploring various lines of business to either develop organically or acquire.

Such development or acquisition may not be available to us, or, if available, may not be on terms satisfactory to us.  If adequate funds are not available to us, our results of operations and financial condition will be adversely affected and we will be forced to reduce the scope of, or eliminate certain of our operations. Even if we are able to continue to finance our business, the sale of additional equity will result in dilution to our current shareholders and the incurrence of debt could require us to grant a security interest in our assets. If we raise additional funds through the issuance of debt securities, these securities may have rights senior to those of our ordinary shares and could contain covenants that could restrict our operations. In addition, we may require additional capital beyond our currently forecasted amounts to achieve profitability.

We failed to realize any financial or strategic benefits from the Vexigo acquisition and may be unable to realize any benefits from any other future transactions.

Mergers and acquisitions of companies are inherently risky and subject to many factors outside of our control and no assurance can be given that acquisition of companies in the future will be successful and will not adversely affect our business, operating results, or financial condition.  We were unable to capitalize on our acquisition of Vexigo and as a result we recorded impairment charges with respect to the entire amount recorded as goodwill and technology in connection its acquisition. Subsequently, Vexigo sold its assets in 2018 to an unaffiliated third party for a substantial loss. In the future, we may seek to acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in the future in order to expand our business. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results.

Our efforts to reduce expenses, could disrupt our business and may not be successful.

As part of our strategy to return to profitable operations, we determined to reduce our operational expenses across the company and to eliminate our non-profitable operations. We are now focused on our core businesses, TEM and call accounting. We must manage our employees, operations, finances, research and development and capital investments efficiently. If we fail to appropriately coordinate across our executive, engineering, finance, human resources, legal, marketing, sales, operations and customer support teams, our productivity and the quality of our solutions may be adversely affected and our results of operation will be negatively impacted.

We derive a significant portion of our revenues from TEM call accounting solutions, whose revenues have declined in recent years.

A significant portion of our revenues is derived from our TEM call accounting solutions, the sales of which have stable in the past years and call accounting solutions, whose revenues have declined each year from 2006 through 2014 and from 2016 through 2018. Revenues for these products may not grow or stabilize in the future. If the market for our TEM solutions fails to grow or stabilize in the future, our business, operating results and financial condition would be adversely affected.  Our future financial performance will be dependent to a substantial degree on the successful introduction, marketing and customer acceptance of our current and future TEM call accounting solutions.

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

We typically ship orders for our CA products shortly after receipt of a purchase order and, consequently, order backlog at the beginning of any quarter has in the past represented only a small portion of that quarter’s revenues.  As a result, license revenues from our CA product in any quarter depend substantially on orders for CA products that have been booked and shipped in that quarter.  We cannot predict whether revenues from our TEM will be recognized in any quarter because the delivery and, in some cases, the implementation of all the components of the TEM (including among, other things, customer training) are dependent on the individual timing requirements of our customers, which can delay the completion of these orders.

Our semi-annual and annual results have fluctuated significantly in the past and are likely to fluctuate significantly in the future

Our semi-annual and annual results have fluctuated significantly in the past and are likely to fluctuate significantly in the future.  Our future operating results will depend on many factors, including, but not limited to the following:

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

Due to the foregoing, our quarterly financial performance has varied significantly in the past and our semi-annual financial performance may vary significantly in the future.  Our revenues and operating results in any interim period may not be indicative of our future performance, and it may be difficult for investors to evaluate our prospects.  In some future quarter or six-month period, our operating results may be below the expectations of public market analysts and investors.  In such event, it is likely that the price of our ordinary shares would be adversely affected. Accordingly, quarterly or semi-annual revenues and operating results are difficult to forecast, and it is likely that our future operating results will be adversely affected by these or other factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and you should not rely upon them as indications of future performance.

We are subject to risks associated with rapid technological change and risks associated with new versions, offerings, products and industry standards.

The telecommunication service providers market in which we compete is characterized by rapid technological change, introductions of new products, changes in customer demands and evolving industry standards.  Our future success will depend upon our ability to keep pace with the technological developments and to timely address the increasingly sophisticated needs of our customers by supporting existing and new telecommunication technologies and services and by developing and introducing enhancements to our current and new products.  We may not be successful in developing and marketing enhancements to our products that will respond to technological change, evolving industry standards or customer requirements.  We may experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements or such enhancements may not adequately meet the requirements of the marketplace and achieve any significant degree of market acceptance.  If release dates of any new products or enhancements are delayed, or if when released, they fail to achieve market acceptance, our business, operating results and financial condition would be materially and adversely affected.  In addition, the introduction or announcement of new product offerings or enhancements by us or our competitors may cause customers to defer or forgo purchases of current versions of our products, which could adversely affect our business, operating results and financial condition.

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

The impairment of intangible assets and goodwill arising from our acquisitions could continue to negatively impact affect our net income and shareholders’ equity

When we acquire a business, a substantial portion of the purchase price of the acquisition may be allocated to goodwill and other identifiable intangible assets. The amount of the purchase price which is allocated to goodwill and other intangible assets is determined by the excess of the purchase price over the net identifiable assets acquired. The current accounting standards require that goodwill and intangible assets should be deemed to have indefinite lives, which should be tested for impairment at least annually (or more frequently if impairment indicators arise). Other intangible assets are amortized over their useful lives. In light of changes that occurred in the online advertising market during the latter part of 2015 and during 2016, which resulted in reduced revenues and gross margins, we recorded, during 2015 and 2016, a non-cash impairment of the entire amount recorded as goodwill and technology in connection with our acquisition of Vexigo.

Based on the impairment analysis conducted in connection with our TEM business, we did not identify any impairment losses for the goodwill assigned to the Enterprise reporting unit for the year ended December 31, 2018, however, future declines in the results of this segment and other factors could cause us to record an impairment of all or a portion of the relevant goodwill in the future. We may not be able to achieve our business targets for businesses we previously acquired or will acquire in the future, which could result in our incurring additional goodwill and other intangible assets impairment charges. Further declines in our market capitalization increase the risk that we may be required to perform another goodwill impairment analysis, which could result in an impairment of up to the entire balance of our goodwill and other identifiable intangible assets.

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

Worsening economic conditions, such as the continued European sovereign debt uncertainty, may result in diminished demand for our products and in decreased sales volumes.  Although global economic conditions have stabilized or improved since the 2008 financial crisis, many of the markets in which we operate have not fully recovered.  If the economies in the countries in which we operate continue to be uncertain or weaken further, the demand for our products and technology may decrease because of constraints on capital spending by our customers.  In addition, this could result in longer sales cycles and increased price competition for our products.  Any of these events would likely harm our business, operating results and financial condition.

The UK's decision to exit the European Union (referred to as Brexit) has caused additional volatility in the markets and currency exchange rates. Market conditions and exchange rates could continue to be volatile in the near term as this decision is implemented. The impacts of Brexit are still uncertain while the UK’s future trading and transition relationship with the EU is determined. There is the potential for our costs to increase, for example through any changes required to our systems to reflect new taxes or customs duties or other processes. Our regulatory risk could increase if there were to be future divergence with the EU regime. Our suppliers may face disruption because of challenges in their own organizations and supply chains. Also, delivering a great customer experience and great network will become more challenging if it is harder for us to recruit and retain skilled talent and to source sufficient construction workforce. The UK economy may also suffer because of this uncertainty.

In the United States, market volatility accelerated during the second quarter of 2018, resulting from increasing concerns about global trade wars, the slowing pace of global growth, inflation and more aggressive monetary policy in the U.S. U.S. and global equity markets were mixed, with U.S. markets trading higher while global and emerging markets traded in negative territory. The U.S. Federal Reserve, based on strong economic data and low unemployment, increased interest rates in 2018. As a result, the U.S. dollar strengthened against the Euro and most other currencies. In China, the industrial sector slowed and the risk of decreased growth rose as the U.S. and China each imposed tariffs on various goods and services.

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

We are based in Israel and generate a large percentage of our sales in the United States.  Our sales in the United States accounted for 77.7%, 78.7% and 81.3% of our total revenues for the years ended December 31, 2016, 2017 and 2018, respectively (excluding our discontinued operations). We may not be able to maintain or increase international market demand for our products.  To the extent that we cannot do so in a timely manner, our business, operating results and financial condition will be adversely affected.

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

We rely heavily on IT systems to manage critical functions such as media campaign management and operations, data storage and retrieval, revenue recognition, budgeting, forecasting, financial reporting and other administrative functions. Certain of these IT services are provided by third parties, including communications lines.

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

We depend upon the continued retention of certain key personnel. Turnover in the ranks of our executive officers in recent years could adversely affect our growth strategy and the execution of our business plans.

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

In October 2017, we announced the appointment of Roy Hess as our chief executive officer. Mr. Hess replaced Mr. Alon Mualem who served as interim chief executive officer since February 2017. In February 2017, we announced the departure of Orey Gilliam as our chief executive officer and the appointment of Alon Mualem as interim chief executive officer. In June 2016, Mr. Gilliam replaced Lior Salansky, who had served as our chief executive officer since January 2015.  Mr. Salansky replaced Alon Mualem who served as interim chief executive officer after the departure of Eytan Bar in May 2014. Ofira Bar replaced Alon Mualem as our Chief Financial Officer  in May 2018. The turnover in management and any future turnover could hinder our strategic planning, execution and future performance.

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

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “MTSL.”  To continue to be listed on the NASDAQ Capital Market, we need to satisfy a number of conditions, including a minimum closing bid price per share of $1.00 for 30 consecutive business days and shareholders’ equity of at least $2.5 million. In February 2017, we were notified that that we were not in compliance with NASDAQ’s requirement that listed securities maintain a minimum bid price of $1.00 per share.  As a result of our reverse split in September 2017, we were able to achieve compliance by meeting the applicable standard for a minimum of ten consecutive business days.  In April 2017, we received a NASDAQ Staff Determination letter indicating that we failed to comply with the continued listing requirement that we maintain either a minimum of $2,500,000 in stockholders’ equity or $35,000,000 market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years, as set forth in NASDAQ Marketplace Rule 5550(b)(1), and that the Staff is therefore reviewing our eligibility for continued listing on The NASDAQ Capital Market. In August 2017, following the implementation of the Vexigo debt conversion and a private placement of our ordinary shares, we regained compliance with the NASDAQ’s minimum stockholders’ equity requirement and accordingly we received a conditional notice of regaining listing compliance from the NASDAQ.

In May 2018, we received a NASDAQ Staff determination letter indicating that we again failed to comply with the continued listing requirement that we maintain a minimum of $2.5 million in stockholders’ equity.  In June 2018, we submitted a plan to NASDAQ to regain compliance with NASDAQ Listing Rule 5550 (b)(1) requiring minimum stockholders’ equity of $2,500,000. Our plan to regain compliance was based in part on various cost-cutting measures, including a reduction in number of personnel that was implemented in the second quarter of 2018 and other steps to regain profitability in 2018. In addition, we entered into a letter of intent with an institutional investor pursuant to which it invested $1,500,000 in consideration for issuing a new class of convertible preferred stock. The investor also invested an additional $200,000 in consideration for the issuance of 175,439 of our Ordinary Shares.

After submitting our plan to regain compliance with the minimum $2,500,000 in stockholders’ equity requirement as set forth in NASDAQ Listing Rule 5550 (b)(1), we received a notice of extension from the Listing Qualifications Department of NASDAQ advising that we had until November 5, 2018 to regain compliance. In November 2018, we completed the steps to regain compliance and in December 2018, we received written notice from the NASDAQ Stock Market indicating that we have regained compliance with the minimum $2.5 million stockholders’ equity requirement for continued listing on The Nasdaq Capital Market. Our stockholders’ equity as of December 31, 2018 was $2,403,000 which is below the $2,500,000 level requirement for continued listing on The Nasdaq Capital Market. Alpha Capital Anstalt exercised its green shoe option in part on March 29, 2019 and purchased 109,649 convertible preferred shares in consideration of $125,000. This increase our stockholders’ equity prior to publication of this annual report is expected to assist us in regaining compliance with The Nasdaq Capital Market minimum stockholders’ equity continued listing requirement.

NASDAQ has advised us in the past that it will continue to monitor our ongoing compliance with the shareholders’ equity requirement and, if at the time of our next periodic report we fail to evidence compliance, we may be subject to delisting. We could in the future fail to meet this or other NASDAQ continued listing requirements and fail to cure such noncompliance, resulting in the delisting of our ordinary shares from NASDAQ. If we are delisted from NASDAQ, trading in our ordinary shares would be conducted on a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

A few of our shareholders who are also members of our Board, may have a significant influence over our business prospects. Future disagreements among these Board members may delay or prevent certain business developments.

Mr. Haim Mer, the Chairman of our Board of Directors, and his wife, Mrs. Dora Mer, currently beneficially own approximately 15.6% of our outstanding ordinary shares. Following its investment in our Ordinary Shares and Preferred Shares, Alpha Capital currently holds 9.99% of the voting rights at meetings of our shareholders (due to a blocker implemented in our Articles as more fully explained herein), but did not appoint any of its representatives to our Board. As a result, each of these shareholders has a significant influence over the election of our Board of Directors. Any future disagreements between our board members in connection with our business and affairs, including with respect to any determinations relating to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends, may delay or prevent certain of these developments and thereby harm our future prospects and results of operations.  This concentration of ownership may also adversely affect our share price, especially if these shareholders sell substantial amounts of our ordinary shares.  Our current officers and directors beneficially own, collectively, 540,641 ordinary shares, or approximately 15.6% of our outstanding shares.

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

For U.S. federal income tax purposes, we may be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) for the taxable year produce or are held for the production of passive income. We believe that we were not a PFIC in 2018 and we do not expect to become a PFIC in future years. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. For more information please see “Item 10. Additional Information – E. Taxation - United States Federal Income Taxation – Passive Foreign Investment Companies.”

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

Our company was incorporated under the laws of the State of Israel in December 1995. We are a public limited liability company under the Israeli Companies Law and operate under such law and associated legislation.  Our registered offices and principal place of business are located at 15 Hatidhar Street, Ra΄anana 4366517, Israel, and our telephone number is +972-9-7777-555.  Our website address is www.mtsint.com.  The information on our website is not incorporated by reference into this annual report.

We are a worldwide provider of TEM solutions. Our TEM solutions assist enterprises and organizations in making smarter choices with their telecommunications spending at each stage of the service lifecycle, including allocation of cost, proactive budget control, fraud detection, processing of payments and spending forecasting.  Our converged billing solutions include applications for charging and invoicing customers, interconnect billing and partner revenue management using pre-pay and post-pay schemes.

On December 30, 2008, we completed the acquisition of certain assets and liabilities of AnchorPoint, a Massachusetts-based provider of TEM solutions.  This acquisition has enabled us to expand our product offerings. The aggregate consideration paid for the acquisition at the closing date was the issuance of 24.4% of our outstanding shares on a post-transaction basis.

In April 2015, we acquired 100% of the outstanding shares of Vexigo, a privately-held Israeli-based software company supporting video advertising over the internet and mobile devices. As a result of the continuing weakness in the Vexigo business unit and the industry in which it operated, Vexigo sold its operation in June 2018 to an unaffiliated third party for $250,000.

In September 2018, we entered into a Securities Purchase Agreement, or the Alpha Capital SPA, with Alpha Capital Anstalt, or Alpha Capital an institutional investor, for the investment in a newly-created class of convertible preferred shares, at a price per preferred share of $1.14. The price per share was determined based on a 15% discount to the volume weighted average price of our ordinary shares for the three trading days preceding the signing of the term sheet with Alpha Capital in June 2018. In June 2018, Alpha Capital invested $200,000 in consideration for the issuance of 175,439 of our Ordinary Shares. In October 2018, our shareholders approved the Alpha Capital SPA and the transactions contemplated thereby and the adoption of amended and restated articles of association and certain changes to the structure of our board of directors.

The Alpha Capital SPA includes a greenshoe option for further investments by Alpha Capital of up to $1.5 million in the newly created preferred shares at a price per preferred share of $1.14 during the 12 months period following the closing date of the Alpha Capital SPA. On March 29, 2019, Alpha Capital exercised such option in part and purchased an additional 109,649 convertible preferred shares for $125,000.

B.          Business Overview

Industry Background

We are a global provider of solutions for telecommunications expense management (TEM), CA and enterprise mobility management (EMM). Our TEM Suite helps organizations reduce operational expenses, improve productivity and optimize networks and services associated with communications networks and information technology.

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

Products

Call Accounting and Telecommunications Expense Management Solutions for Enterprises

TEM Suite

Our TEM Suite is a solution that assists organizations to reduce their telecom and cloud spending, manage their IT assets, bill internal and external customers, and monitor the quality of service of their telecom and cloud networks.  Our TEM Suite includes several modules that can be delivered as a SaaS.  The TEM Suite software platform encompasses the business processes conducted by IT and finance departments in acquiring, provisioning and supporting corporate telecommunications assets.  Solutions include software suites and the outsourcing of specific tasks to third-party service providers.  At the heart of any TEM offering is an automated software platform used by the business or by an external service provider managing a company’s telecom invoices and assets.  In 2017, our TEM Suite won an award from TEMIA, Communications Solutions Products of the Year Award from TMC, and from Internet Telephony.

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

•
UC&C Analytics (eXsight) - Collection of call data records, Instant messaging, app sharing, video, presence information directly from the UC&C provider, including rates and pricing of calls, serviceability, employee productivity, and generation of insights.

Additional features and functions of our TEM Suite include:

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

Vexigo

Vexigo’s solutions were built for brand advertisers and professional digital media property owners that produce content and applications. In June 2018, Vexigo sold certain assets to an unaffiliated third party. The consideration for the sale of assets was $250,000 receivable in three (3) installments, which have been fully paid.

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

We sell our solutions worldwide through OEMs, distribution channels and our own direct sales force in the United States, Israel and Hong Kong, and through a network of local distributors in these and various other countries.  We employed 6 persons in sales and marketing and 16 persons in support as of December 31, 2018, as compared to 10 persons in sales and marketing and 27 persons in support as of December 31, 2017 and 14 persons in sales and marketing and 26 persons in support as of December 31, 2016.

We conduct a wide range of marketing activities aimed at generating awareness and leads. We maintain our websites (www.mtsint.com), allowing for correspondence and queries from new potential customers as well as promoting support for our existing customer base.  The information on our websites is not incorporated by reference into this annual report. In addition, we participate in certain tradeshows in order to increase our exposure to other market participants and potential customers.

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

D.            Property, Plants and Equipment

Our executive offices and research and development facilities are located at 15 Hatidhar Street, Ra’anana, Israel. In February 2018, we entered into an extension of a lease for 4,583 square feet that expired in February 2019 at an annual rental charge of approximately $93,000. During February 2019, we entered into all included month-to-month basis lease contract with a monthly rental charge of an approximately $9,700.

Our U.S. subsidiary, MTS IntegraTRAK, occupies approximately 2,944 square feet of space in River Edge, New Jersey for a monthly rental fee of approximately $5,100 under a lease terminating in February 2019.  We also had an office in Glendale, California, where we occupied approximately 400 square feet of space, under a month-to-month lease for a monthly rental fee of approximately $750 and which we closed in2018. In addition, we have an office in Powder Springs, Georgia, where we occupy approximately 4,800 square feet of space under a month-to-month lease for a monthly rental fee of approximately $4,700.

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

During 2018 we operated in one business segments the Enterprise (TEM) Division which relates to the telecom business and includes TEM solutions, CA and services. Due to the significant decline of our Billing business and our focus on the TEM business, at the beginning of 2018 we decided to cease billing activity which was part of the service provider segment till the end of 2017.

 Following the acquisition of Vexigo in April 2015, we operated in another operation-based segment of video advertising . Vexigo sold its business operations to an unaffiliated third party in June 2018. We have wholly-owned subsidiaries in Israel, the United States, Hong Kong and the Netherlands, which act as marketing and customer service organizations in those countries.

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

Our audited financial statements for the year ended December 31, 2018, were prepared under the assumption that we would continue our operations as a going concern. Our independent registered public accounting firm has included a “going concern” explanatory paragraph in its report on our financial statements for the three years ended December 31,  2018, which raises substantial doubt about our ability to continue as a going concern. The inclusion of this “going concern” paragraph in our financial statements and the uncertainty concerning our ability to continue as a going concern may adversely affect our ability to obtain future financing and, if obtained, the terms of such financing. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. Without additional funds from private or public offerings of debt or equity securities, sales of assets, sales or licenses of intellectual property or technologies, or other transactions, we will exhaust our resources and will be unable to continue operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

In June 2018, we sold the assets relating to our former Vexigo online video advertising solution business to an unaffiliated  third party for $250,000.  Following the sale on June 1, 2018, Vexigo Ltd ceased its business operations. The results of the discontinued operations including prior periods' comparable results, assets and liabilities have been retroactively included in discontinued operations.

Overview

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

TEM Call Accounting Solutions

The majority of our TEM (Enterprise) revenues are derived from our TEM solutions, the sales of which have been stable in the past years and call accounting, whose revenues have declined each year since 2006 and revenues for this products may not grow in the future. If the market for our TEM solutions fails to grow or stabilize in the future, our business, operating results and financial condition would be adversely affected. Our future financial performance will be dependent to a substantial degree on the successful introduction, marketing and customer acceptance of our TEM call accounting solutions.

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

Seasonality

Our operating results from our TEM and Billing solutions business are generally not characterized by a seasonal pattern except that our volume of sales in Europe is generally lower in the summer months.

Results of Operations

The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2018	2017	2016
Revenues:
Telecom Product sales	17.4%	19.3%	20.7%
Telecom Services	82.6	80.7	79.3
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Telecom Product sales	7.3	6.1	6.1
Telecom Services	29.3	24.3	29.8
Total cost of revenues	36.7	30.4	35.9
Gross profit	63.3	69.6	64.1
Selling and marketing	25.1	22.6	23.4
Research and development	14.1	24.3	23.2
General and administrative	38.2	29.0	29.2
Operating loss	(14.0)	(6.3)	(11.7)
Financial income (expenses), net	(0.3)	0.2	0.0
Loss before taxes on income	(14.3)	(6.1)	(11.7)
Taxes on income (tax benefit)	0.8	(0.1)	(0.8)
Loss from continuing operations	(15.1)	(5.9)	(12.5)
Net loss from discontinued operations	(4.8)	(20.2)	(56.6)
Loss	(20.0)	(26.1)	(69.1)

Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

Revenue.  Revenues from products and services consist primarily of software license fees, advertising campaigns sales and revenues from services, including managed services, hosting, consulting, maintenance, training, professional services and support.  Revenues decreased by 13% to $5.9 million for the year ended December 31, 2018 from $6.8 million for the year ended December 31, 2017. Revenues from products and services from our wholly-owned U.S. subsidiary, MTS IntegraTrak decreased by 9% to $4.8 million, or 81% of our total revenues, for the year ended December 31, 2018 from $5.3 million, or 78% of our total revenues, for the year ended December 31, 2017.

 The decrease in our total revenues in 2018 is mainly attributed to the close of our service providers business in the beginning of 2018.

Cost of revenues.  Cost of revenues increased by 5% to $2.1 million for the year ended December 31, 2018 from $2 million for the year ended December 31, 2017.  Cost of revenues consist primarily of (i) production costs and payments to subcontractors; (ii) certain royalties and licenses payable to third parties (including Asentinel and the Israel Innovation Authority, formerly known as the Office of the Chief Scientist, of the Ministry of Industry, Trade and Labor of the State of Israel, or the IIA), (iii) professional services costs; and (iv) support costs. Cost of revenues increased in 2018 due to a onetime adjustment related to the cancellation of a historical provision for legal expenses as a result of applicability of the statute of limitations.

Research and Development. Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities, outsourced subcontractor development and other related costs.  Research and development expenses decreased by 50% to $800,000 for the year ended December 31, 2018 from $1.6 million for the year ended December 31, 2017. The decrease in research and development expenses is primarily attributable to a cost reduction plan that we implemented during 2018 which included a reduction in the number of research and development personnel and subcontractor.  No research and development expenses were capitalized in 2017 and 2018. We expect that our research and development expenses will decrease in 2019 compared to 2018.

Selling and Marketing.  Selling and marketing expenses consist primarily of costs relating to sales representatives, their travel expenses, trade shows and marketing exhibitions and presales support.  Selling and marketing expenses were $1.5 million for the year ended December 31, 2018 and 2017. We expect that our selling and marketing expenses will decrease in 2019 compared to 2018.

General and Administrative.  General and administrative expenses consist primarily of compensation costs for administrative, finance and general management personnel, professional fees and office maintenance and administrative costs.  General and administrative expenses increased by 10% to $2.2 million for the year ended December 31, 2018 from $2.0 million for the years ended December 31, 2017. The increase in general and administrative expenses is primarily attributable to a decrease in the overhead  charges that we used to charge the Vexigo operation and a reduction in management personnel.

Goodwill and Technology Impairment, Net of Evaluation of Contingent Consideration. Based on the impairment analysis conducted by management, we did not identify any impairment losses for the goodwill assigned to the Enterprise (TEM) reporting unit in 2017 or 2018.

Financial Income (Expenses), Net.  Financial income (expenses), net consists primarily of interest income on bank deposits, foreign currency translation adjustments, other interest charges and the financial income (expenses) from option contracts or other foreign hedging arrangements.  We recorded financial expenses of $17,000 for the year ended December 31, 2018 as compared to financial income of $14,000 for the year ended December 31, 2017. Our financial income (expense) in 2018 and 2017 were primarily attributable to exchange rate and foreign currency translation adjustments.

Taxes on Income (Benefit).  We recorded a tax expense of $46,000 for the year ended December 31, 2018, compared to a tax benefit of $9,000 for the year ended December 31, 2017.  Our tax expenses for the year ended December 31, 2018 and our tax benefit for the year ended December 31, 2017 are primarily attributable to changes in the deferred tax liability related to our U.S. subsidiary.

Net Loss from Discontinued Operations.  We recorded a net loss from discontinued operations of $284,000 in the year ended December 31, 2018, compared to a net loss from discontinued operations of $1.37 million in the year ended December 31, 2017. The decrease in net loss from discontinued operations is attributed to the sale of Vexigo’s operations in June  2018.

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

Revenue.  Revenues from products and services consist primarily of software license fees, advertising campaigns sales and revenues from services, including managed services, hosting, consulting, maintenance, training, professional services and support.  Revenues decreased by 10.5% to $6.8 million for the year ended December 31, 2017 from $7.6 million for the year ended December 31, 2016. Revenues from products and services from our wholly-owned U.S. subsidiary decreased by 10.2% to $5.3 million, or 80% of our total revenues, for the year ended December 31, 2017 from $5.9 million, or 77.6% of our total revenues, for the year ended December 31, 2016.

Cost of revenues.  Cost of revenues decreased by 22.2%  to $2.1 million for the year ended December 31, 2017 from $2.7 million for the year ended December 31, 2016. Cost of revenues consist primarily of (i) production costs and payments to subcontractors; (ii) certain royalties and licenses payable to third parties (including Asentinel and the IIA), (iii) professional services costs; and (iv) support costs.  The decreases is mainly due to reduced revenues in 2017 and a reduction in our provision for royalties due to the passage of the statute of limitation with respect to such provision.

Research and Development.  Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities, outsourced subcontractor development and other related costs.  Research and development expenses decreased by 6% to $1.65 million for the year ended December 31, 2017 from $1.75 million for the year ended December 31, 2016. The decrease in research and development expenses is attributable to a decrease in personnel.

Selling and Marketing.  Selling and marketing expenses consist primarily of costs relating to sales representatives, their travel expenses, trade shows and marketing exhibitions and presales support.  Selling and marketing expenses decreased by 13.6% to $1.53 million for the year ended December 31, 2017 from $1.77 million for the year ended December 31, 2016. The decrease in selling and marketing expenses is attributable to a decrease in personnel.

General and Administrative. General and administrative expenses consist primarily of compensation costs for administrative, finance and general management personnel, professional fees and office maintenance and administrative costs.  General and administrative expenses decreased by 9% to $2 million for the year ended December 31, 2017 from $2.2 million for the years ended December 31, 2016.  The decrease in general and administrative expenses is primarily attributable to decrease in management personnel during 2017.

Financial Income (Expenses), Net.  Financial income (expenses), net consists primarily of interest income on bank deposits, foreign currency translation adjustments, other interest charges and the financial income (expenses) from option contracts or other foreign hedging arrangements.  We recorded financial income of $14,000 for the year ended December 31, 2017 as compared to financial income of $2,000 for the year ended December 31, 2016. Our financial income in 2017 and 2016 were primarily attributable to exchange rate and foreign currency translation adjustments.

Taxes on Income.  We recorded a tax benefit of $9,000 for the year ended December 31, 2017 compared to a tax expenses of $63,000 for the year ended December 31, 2016.  Our tax benefit and expenses for the years ended December 31, 2017 and 2016, respectively, are primarily attributable to changes in the deferred tax liability related to our U.S. subsidiary.

Net Loss from Discontinued Operations.  We recorded a net loss from discontinued operations of $1,366,000 in the year ended December 31, 2017, compared to a net loss from discontinued operations of $4,277,000 in the year ended December 31, 2016. Our net losses from discontinued operations are primarily attributable to the Vexigo operation that was sold during 2018. The decrease in net loss between 2016 and 2017 is mainly attributed to goodwill and technology impairments, net of change in contingent consideration payable to the former shareholders of Vexigo following a re-evaluation of such commitment.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2014	(0.2)	12.0	(12.2)
2015	(1.0)	0.3	(1.3)
2016	(0.2)	(1.5)	1.3
2017	0.4	(9.0)	9.4
2018	0.8	8.1	(7.3)

A depreciation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are linked to the dollar.  This depreciation of the NIS in relation to the dollar also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar.  Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.  The NIS appreciated by 1.5% in 2016, by 9.0% in 2017 and by 8.1% in 2018. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results.  We cannot assure you that in the future our results of operations will not be materially adversely affected by currency fluctuations.

In 2018, we entered into forward call and put option contracts in the amount of $2.1 million that converted a portion of our floating currency liabilities to a fixed rate basis, which reduced the impact of the currency changes on our cash flow.  The purpose of our foreign currency hedging activities is to protect us from the risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. Our put option contracts did not qualify as hedging instruments under ASC 815. Changes in the fair value of put option contracts are reflected in the consolidated statement of comprehensive income as financial income or expense.  In 2018, we recorded approximately $8,900 of financial income with respect to such transactions in our consolidated statements of operations.

In 2017, we entered into forward call and put option contracts in the amount of $900,000 that converted a portion of our floating currency liabilities to a fixed rate basis, which reduced the impact of the currency changes on our cash flow.  The purpose of our foreign currency hedging activities is to protect us from the risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. Our put option contracts did not qualify as hedging instruments under ASC 815. Changes in the fair value of put option contracts are reflected in the consolidated statement of comprehensive income as financial income or expense.  In 2017, we recorded approximately $8,000 of financial income with respect to such transactions in our consolidated statements of operations.

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

Effective Corporate Tax Rate

The Israeli corporate tax rate which was 25% in 2013, increased to 26.5% in 2014 and 2015 and was reduced to 25% as of January 1, 2016. The Israeli Parliament on December 22, 2016, approved the Israeli Budgetary Law for 2017 and 2018, or the Budget Law. The Budget Law reduced the regular corporate tax rate from 25% to 24% in 2017 and 23% in 2018. The Budget Law also introduces two new tax incentive regimes for companies with qualifying operations under the Investment Law in addition to several changes to the current tax incentive regimes.

Certain of our activities have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended, commonly referred to as the Investment Law, and, consequently, are eligible, subject to compliance with specified requirements, for tax benefits beginning when such facilities first generate taxable income.  Subject to certain restrictions, we are entitled to a tax exemption in respect of income derived from our approved facilities for a period of two years, commencing in the first year in which such income is earned, and will be entitled to a reduced tax rate of 10%-25% for an additional five to eight years if we qualify as a foreign investors’ company.  If we do not qualify as a foreign investors’ company, we will instead be entitled to a reduced rate of 25% for an additional five, rather than eight, years. In December 2010, the "Knesset" passed the Investment Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among other things, amendments to the Investment Law. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the company's entire preferred income. Vexigo chose to adopt this amendment and we believe it is entitled to benefit from a reduced corporate tax rate under the amendment. The company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are 2011, 2012 and 2013 - 15% (in development area A - 10%); 2014 and thereafter - 16% (in development area A - 9%).

 Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties.  Under Israeli tax law, the results of our foreign consolidated subsidiaries cannot be consolidated for tax purposes.

B.             Liquidity and Capital Resources

As of December 31, 2018, we had $1.2 million in cash and cash equivalents and a working capital deficiency of $376,000, compared to $1.2 million in cash and cash equivalents and a working capital deficiency of $1.5 million as of December 31, 2017. The decrease in our working capital deficiency is attributed to a decrease in our deferred revenues balance.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2018	2017	2016
	(in US$ thousands)
Net cash (used in) operating activities from continuing operations	(1,598)	(384)	(233)
Net cash provided by (used in) investing activities	(14)	91	(97)
Net cash provided by financing activities	1,541	400	700
Net increase (decrease) in cash and cash equivalents	(15)	66	(569)
Cash and cash equivalents at beginning of period	1,165	1,099	1,668
Cash and cash equivalents at end of period	1,150	1,165	1,099

Net cash used in operating activities from continuing operations was approximately $1.6 million for the year ended December 31, 2018, compared to net cash used in operating activities from continuing operations of $384,000 for the year ended December 31, 2017.

The cash used in operating activities in 2018 is primarily attributable to the loss incurred during the year in addition to the decrease in deferred revenues and trade payables. The cash used in operating activities in 2017 is primarily attributable to the loss incurred during the year.

Net cash used in operating activities from continuing operations was approximately $384,000 for the year ended December 31, 2017, compared to net cash used in operating activities from continuing operations of $233,000 for the year ended December 31, 2016.  The cash used in operating activities in 2017 is primarily attributable to the loss incurred during the year. The cash used in operating activities in 2016 is primarily attributable to the loss incurred during the year and to the increase in accrued expenses and other liabilities

Net cash used in investing activities was approximately $14,000 for the year ended December 31, 2018, primarily attributable to purchase of property and equipment. Net cash provided by investing activities was approximately $91,000 for the year ended December 31, 2017, primarily attributable to proceeds from sales of marketable securities. Net cash used in investing activities was approximately $97,000 for the year ended December 31, 2016, and was attributable to the purchase of property and equipment and the investment in available-for-sale marketable securities offset by proceeds from the  sale of available-for-sale marketable securities.

Net cash provided by financing activities was approximately $1.5 million for the year ended December 31, 2018, which is attributable to proceeds from the issuance of shares.  Net cash provided by financing activities was approximately $400,000 for the year ended December 31, 2017, which is attributable to proceeds from the private placement consummated in August 2017. Net cash provided by financing activities was approximately $700,000 for the year ended December 31, 2016, which is attributable to proceeds from the private placement consummated in May 2016.

In April 2015, we acquired 100% of the outstanding shares of Vexigo, a privately-held Israeli-based software company supporting video advertising over the internet and mobile devices, which continues to operate as our wholly-owned subsidiary. We paid cash consideration of $3 million at closing. According to the original terms of the Vexigo SPA, we agreed to pay the former Vexigo shareholders two installments of $500,000 each on July 1, 2015 (that was initially postponed to August 15, 2015) and on October 1, 2015 and to distribute to the former shareholders the net working capital of Vexigo as of the closing of the acquisition. In September 2015, the former Vexigo shareholders agreed that payment of the two remaining installments would be postponed until January 1, 2016, conditioned on the payment to the former Vexigo shareholders of $200,000 in September 2015 and of $100,000 on the 10th day of each of October, November and December 2015, or $500,000 in the aggregate, on account of the pre-closing obligation of Vexigo to pay the previously declared dividend to its shareholders. The Vexigo SPA also provided for earn-out payments equal to 45% of the EBITDA from the Vexigo Products Line, over a 5.5 year period from the closing date, up to a cap of $16 million.

In February 2016, we renegotiated and extended again the payment schedule for the consideration due to be paid to the former shareholders of Vexigo. The agreed upon extension provides for the payment of $400,000 in February 2016, additional payments of $100,000 on the 10th day of each month commencing in April 2016 and ending in March 2017 ($1.2 million in the aggregate), a payment of $300,000 on May 10, 2017, a payment of $400,000 on July 10, 2017, and the remaining balance, including a final payment of $300,000 and any earn out payment on October 10, 2017.  The agreement also provided that, in the event that we would have a cash balance (not including any draw down from our bank credit line) as of July 10, 2016, or on the 10th day of any succeeding month, in excess of: (i) $3.3 million, we would pay a one-time pre-payment of $300,000 on account of the payments scheduled to be made in 2017; or (ii) if the cash balance was equal to or exceeded $4.0 million, we would pay a one-time pre-payment of the lesser of $900,000 or the remaining balance that is owed to the former Vexigo shareholders. The parties also agreed that if, at any time, our cash balance was lower than $2.5 million, we would stop all payments until our cash balances return to that level.

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

As part of our efforts to improve our financial position, we included an option in the Vexigo Payment Plan for the former Vexigo shareholders to participate in a private placement of our ordinary shares, or the 2016 Private Placement. The Vexigo Payment Plan provided that in the event the 2016 Private Placement was consummated, we would accelerate the payment of $500,000 to the former Vexigo shareholders on account of the pre-closing obligation of Vexigo and FPSV to pay a previously declared dividend to them. The former Vexigo shareholders participating in the 2016 Private Placement agreed to invest the net amount (after tax deductions in accordance with applicable law) of that payment in the 2016 Private Placement.

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

During 2016 (through August 10, 2016), we paid $900,000 to the former Vexigo shareholders in accordance with the Vexigo Payment Plan. In addition, during May 2016, $400,000 (net amount after tax of an aggregate amount of $500,000 owed to the former Vexigo shareholders) was invested in MTS shares, as part of the 2016 Private Placement. In September 2016, we informed the former Vexigo shareholders that we are stopping payments under the Vexigo Payment Plan as, pursuant to the terms of such plan, we are entitled to stop all payments in the event our cash balance is lower than $2.5 million.

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

In August 2017, we also completed a private placement of 200,803 ordinary shares, constituting approximately 6.4% of our then outstanding ordinary shares, for an aggregate investment of approximately $400,000, or the 2017 Private Placement. The price paid per share paid in the 2017 Private Placement was $1.992, which is equal to the average closing price of our ordinary shares on the NASDAQ Capital Market during the 30 trading days prior to the date of the Audit Committee and Board of Directors’ meetings that approved the 2017 Private Placement (held on June 21, 2017), plus a premium of 20%. The ordinary shares issued in connection with the 2017 Private Placement were issued to: (1) certain of the former shareholders of Vexigo and FPSV Holdings, including Mr. Tzvika Friedman, a then member of our Board of Directors  and Mr. Kobi Ram, the former CEO of Vexigo Ltd., (2) Mr. Haim Mer, our Chairman of the Board, (3) Mr. Roger Challen, a then member of our Board of Directors, and (4) Mr. Lior Salansky, our former CEO.

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

The consummation of the Vexigo acquisition significantly decreased our cash reserves. Vexigo sold certain assets to an unaffiliated third party during 2018 for aggregate consideration of $250,000 which was paid in three installments.

In September 2018, we entered into the Alpha Capital SPA with Alpha Capital, an institutional investor, for the investment in a newly-created class of convertible preferred shares, at a price per preferred share of $1.14. The price per share was determined based on a 15% discount to the volume weighted average price of our ordinary shares for the three trading days preceding the signing of the term sheet with Alpha Capital in June 2018. In June 2018, Alpha Capital invested $200,000 in consideration for the issuance of 175,439 of our Ordinary Shares. In October 2018, our shareholders approved the Alpha Capital SPA and the transactions contemplated thereby and the adoption of amended and restated articles of association and certain changes to the structure of our board of directors.

The Alpha Capital SPA includes a greenshoe option for a future investment by Alpha Capital Anstalt of up to $1.5 million in the newly created preferred shares at a price per preferred share of $1.14 during the 12 months period following the closing date of the Alpha Capital SPA. On March 29, 2019, Alpha Capital exercised its option in part and purchased 109,649 convertible preferred shares in consideration of $125,000.

Our capital expenditures for the years ended December 31, 2016, 2017 and 2018 were approximately $1.9 million, $1.7 million and $840,000, respectively. These expenditures were principally for research and development equipment, office furniture and equipment and leasehold improvements.

As we were not successful in generating sufficient cash from our current operations or from Vexigo’s operations, we will require financing from outside sources.  We expect to explore various financing alternatives to raise additional funds to support its operations in 2019. There can be no assurance that additional financing will be available on satisfactory terms, or at all. If the Company is unable to secure needed financing, management may be forced to take additional actions, which may include significantly reducing its anticipated level of expenditures and might not have sufficient resources to enable it to continue as a going concern.

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

Revenue Recognition.  We generate revenues mainly from licensing the rights to use our software products and from providing maintenance, hosting and managed services, support and training. Certain software licenses require significant customization. we sells our products directly to end-users and indirectly through resellers and OEMs (who are considered end users).

We recognize revenue under the five-step methodology required under ASC 606, “Revenue from Contracts with Customers”, which requires us to identify the contract with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations identified, and recognize revenue when (or as) each performance obligation is satisfied.

   As of January 1, 2018, we adopted the new standard using the modified retrospective transition approach. Our primary revenue categories, related performance obligations, and associated recognition patterns are as follows:

Revenue Recognition for software license fee - software license fee revenue is recognized when the customer has access to the license and the right to use and benefit from the license. In cases when the conditions require delivery, then delivery must have occurred for purposes of revenue recognition.

Revenue Recognition for managed services arrangement - Managed services arrangements include management application and ongoing support.
The revenue from managed services arrangement is recognized over the time of the service.

Revenue Recognition for maintenance - Maintenance revenue is recognized ratably over the term of the maintenance agreement.

Arrangements with multiple performance obligations - Many of the Company’s agreements include software license bundled with maintenance and supports. we allocate the transaction price for each contract to each performance obligation identified in the contract based on the relative standalone selling price (SSP). The Company determines SSP for the purposes of allocating the transaction price to each performance obligation by considering several external and internal factors including, but not limited to, transactions where the specific element sold separately, historical actual pricing practices accordance with ASC 606. The determination of SSP requires the exercise of judgement. For maintenance and support, the Company determines the SSP based on the price at which the Company sells s renewal contract.

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

Contingent earn-out consideration. The terms of the Vexigo SPA, required us to pay the former Vexigo shareholders Earn-out Payments, equal to 45% of the EBITDA from the Vexigo Products Line for a period of 5.5 years from the closing date of the Vexigo acquisition, subject to certain limitations and up to a cap of $16 million. We performed a valuation study as of December 31, 2017 and December 31, 2016 and as a result, we reduced the contingent earn-out liability by $2.8 million, resulting (taking into account a write-off of $4.3 million in the year ended December 31, 2015) in the write-off/elimination of the entire amount recorded as contingent earn-out in connection with our acquisition of Vexigo.

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

Based on estimates of future taxable profits and losses in the tax jurisdictions that we operate, we determined that a valuation allowance of $6.7 million is required for tax loss carryforwards and other temporary differences as of December 31, 2018.  If these estimates prove inaccurate, a change in the valuation allowance could be required in the future.

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

We operate in one operating segments, which comprise of our Enterprise (TEM) reporting units. Our goodwill balance is assigned only to our Enterprise reporting units.

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

Based on an annual impairment test preformed to our Enterprise reports units, we did not identify any impairment in our Enterprise reporting unit in 2018, 2017 or 2016. Based upon the 2018 annual impairment analysis of the Enterprise reporting unit using the income approach with five (5) years of projected cash flows and a discount rate of 19.0%, the estimated fair value of the reporting unit was not substantially in excess of its respective carrying value. Therefore, in the event of unfavorable changes in forecasted cash flows, terminal value multiples and/or weighted-average cost of capital, the Enterprise reporting unit will be at risk of failing step one of the goodwill impairment test.

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

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable, but these estimates are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets subject to amortization. During 2016, as a result of the impairment test to the Video Advertising reporting unit, we recorded an impairment charge of technology of $3.7 million (before tax affect). During 2017 and 2018, we did not identify any impairment in our Enterprise reporting unit.

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

 Stock based compensation. We apply ASC 718 "Compensation - Stock compensation," and ASC 505-50 "Equity-Based Payments to Non-Employees," with respect to options and warrants issued to non-employees. ASC 718 requires companies to estimate the fair value of stock-based awards on the date of grant using an option-pricing model, where applicable.  Stock-based compensation expense recognized in our consolidated statements of operations for the three years ended December 31, 2018 include compensation expense for stock-based awards granted based on the grant date fair value estimated in accordance with the provisions of ASC 718.

We recognize these compensation costs net of a forfeiture rate and recognize the compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period for each separately vesting portion of the award, which is the option vesting term of four years.  ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  We estimate the fair value of stock options granted using the Black-Scholes-Merton option pricing model.  Stock-based compensation expense recognized under ASC 718 and ASC 505-50 were approximately $223,000, $1,000 and $90,000 for the years ended December 31, 2016, 2017 and 2018, respectively.

Recently Issued Accounting Standards

 In February 2016, the FASB issued ASU 2016‑02 - Leases (ASC 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right‑of‑use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales‑type leases, direct financing leases and operating leases. The ASU is expected to impact our consolidated financial statements as we have certain operating lease arrangements. ASC 842 supersedes the previous leases standard, ASC 840 Leases. The standard is effective on January 1, 2019. We completed our evaluation of the Standard and do not expect a material change in the pattern of leases recognition.

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

            On January 1, 2018, we adopted ASC 606 using the modified retrospective method for contracts which were not completed as of January 1, 2018. Under the modified retrospective method, we recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of accumulated deficit and deferred revenues in the amount of $230,000.

The impact of the ASC 606 adoption on the consolidated statement of operations for the year ended December 31, 2018, was an increase in revenues amounting to $27,000, resulting in total revenues of $5,861,000, while under ASC 605 our revenues would have been $5,834,000.

The impact on the loss of operations was also $27,000.

This relates to our accounting for arrangements that include software licenses bundled with maintenance and support. Under ASC 606, the revenue attributable to these software licenses was recognized ratably over the term of the arrangement because VSOE did not exist or the undelivered maintenance and support element as it was not sold separately. The requirement to have VSOE for undelivered elements to enable the separation of revenue for the delivered software licenses is eliminated under the new standard. Accordingly, under the ASC 606 we required to recognize as revenue a portion of the arrangement fee upon delivery of the software license.

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

We work closely with our customers and prospective customers to determine their requirements and design enhancements and develop new releases to meet their needs.  Research and development activities take place in our facilities in Israel.  We employed five persons in research and development as of December 31, 2018, compared to nine persons as of December 31, 2017 and 29 persons as of December 31, 2016.

We have committed substantial financial resources to research and development for our TEM and billing activities. Among our various development plans, our roadmap includes the integration of our TEM products with our other complementary TEM products within the next few years. Development activities included a plan or design for the production of new or substantially improved products and processes. Development expenditure were capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials and direct labor costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognized in profit or loss as incurred. Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses. During 2016, 2017 and 2018, our research and development expenditures were $1.8 million, $1.6 million and $800,000, respectively. Research and development expenses are presented net of capitalized expenses in the amount to zero for the years ended December 31, 2018 and 2017, compared to $380,000 for the year ended December 31, 2016.

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

Under the terms of research and development grants that we have received from the IIA, we are required to pay royalties on the revenues derived from products incorporating know-how developed with such grants and ancillary services in connection therewith, up to 100% to 150% of the dollar-linked value of the total grants, plus interest.  We are required to pay royalties at a rate of 3%-5%.  The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.  Since June 1997, we have paid the IIA royalties on all call accounting product sales at the applicable rates at the time of payment.  See Item 10E. “Additional Information - Taxation - Grants under the Law for the Encouragement of Industrial Research and Development, 1984.”  As of December 31, 2018, we had a contingent obligation to pay royalties to the IIA in the amount of approximately $8.3 million plus interest at a rate equal to the 12 month LIBOR rate for grants received after January 1999.

Our quality management system has been ISO 9001:2000 certified since the beginning of 2006, and prior thereto was ISO 9001:1994 certified.

D.            Trend Information

As a result of a less predictable business environment, we are unable to provide any guidance as to current sales and profitability trends for our TEM solutions, but expect that our call accounting solutions revenues will continue their decline in 2019. We expect that our results will be positively/negatively  impacted by the cost reduction program that we implemented in 2018.

E.            Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.            Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2018 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(U.S. dollars in thousands)
Operating lease obligations	25	25	-	-	-
Accrued severance pay*	722	-	-	-	722
Total	747	25		-	1,073
__________
* See Item 6D. “Directors, Senior Management and Employees - Employees.”

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position with the Company
Haim Mer	71	Chairman of the Board of Directors
Roy Hess	57	Chief Executive Officer
Ofira Bar	38	Chief Financial Officer
Scott Burell (1) (2)	54	Director
Isaac Onn	67	Director
Ronen Twito (1) (2)	44	Outside Director
Varda Trivaks (1) (2)	62	Outside Director
__________________
(1) Member of our audit committee
(2) Member of our compensation committee

Mr. Adi Orzel resigned from the Board of Directors, as well as from the position of Chairman of the Board of Vexigo effective March 31, 2018.

Ms. Ofira Bar would was appointed as our Chief Financial Officer on April 30, 2018 on an interim basis and was appointed as CFO on July 1, 2018.

Mr. Tzvika Friedman resigned from the Board of Directors in June 2018 subsequent to the sale of the business of Vexigo and Mr. Yaacov Goldman resigned from the Board of Directors in October 2018.

In connection with the closing of the Alpha Capital SPA in October 2018, two of our Board members, Mr. Roger Challen and Mr. Steven J. Glusband, resigned as Board members. As part of its investment, Alpha Capital designated two nominees for election to our Board of Directors, each to serve for a single two year term. Alpha designated Scott Burrell and Isaac Onn as its designees. Mr. Scott Burell was also appointed to the Audit Committee and Compensation Committee.  Both such persons are independent directors within the meaning of applicable Nasdaq corporate governance rules, and both such persons are otherwise not affiliates of Alpha Capital. There are no agreements or other arrangements between such designees and Alpha Capital with respect to voting on any matters that may come before the Board Of Directors.

Mr. Mer, our Chairman of the Board, will serve as director until our 2019 Annual General Meeting of Shareholders..  He was elected to serve as director by our shareholders at our 2018 Annual General Meeting of Shareholders.

Our currently serving outside directors are Varda Trivaks, whose service term is due to end in August 2020 and Ronen Twito, who was elected to the position in March 2019 and whose initial service term is due to end in March 2022.  Mr. Eytan Barak resigned from his position as outside director in March 2019.

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

Ofira Bar has served as our Chief Financial Officer since May 2018. Prior to joining our company, Ms. Bar was chief financial officer of H.T.S Market, Ltd., an internet marketing firm and corporate controller of EZTD Inc. (OTCMKTS: EZTD). In addition, Ms. Bar served as an audit team manager of public and private companies at Kesselman and Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited. Ms. Bar holds a B.A. degree in Accounting and Economics from Tel Aviv University and is licensed as a Certified Public Accountant in Israel.

Isaac Onn has served as a director since October 31, 2018. Mr. Onn  is a member of Eitan Onn Law Offices in Tel Aviv, Israel. Mr. Onn served as the Chief Executive Officer and a partner of E.P.A. Fuel Services Ltd., from 2001 to 2008. Mr. Onn is also currently an outside director of CYBRA Corporation and a board member of ActiveCare Inc. (OTCMKTS: ACARQ), Intellect Neurosciences, Inc. (OTCMKTS: ILNS), Ness Energy of Israel, See World Satellites, Naturalnano, Inc. and Harrison Vickers & Waterman Inc.. Mr. Onn received his degree in marketing management from the Tel-Aviv College of Management and his LLB, Bachelor of Law degree from Ono Academic Law School in Israel. Mr. Onn is a member of the Israel Bar Association.

Scott Burell has served as a director since October 31, 2018. Since August 2018, Mr. Burell is the Chief Financial Officer of Aivita Biomedical, Inc., an Irvine California-based immuno-oncology company focused on the advancement of commercial and clinical-stage programs utilizing curative and regenerative medicines.  From November 2006, Mr. Burell served as Chief Financial Officer, Secretary and Treasurer of CombiMatrix Corporation (NASDAQ: CBMX), a publicly traded diagnostics laboratory, until it was acquired by Invitae Corporation (NYSE: NVTA) in November 2017. Prior to this, Mr. Burell had served as CombiMatrix’s Vice President of Finance and Controller since February 2001. From May 1999 to February 2001, Mr. Burell was the Controller for Network Commerce, Inc., (NASDAQ: SPNW), which was a publicly traded technology and information infrastructure company located in Seattle. Prior to this, Mr. Burell spent nine years with Arthur Andersen’s Audit and Business Advisory practice in Seattle. During his tenure in public accounting, Mr. Burell worked with many clients, both public and private, in the high-tech and healthcare markets, and was involved in numerous public offerings, spin-offs, mergers and acquisitions. Mr. Burell is also a member of the Board of Directors of Microbot Medical (NASDAQ: MBOT), an Israeli-based medical device company and CollPlant Holdings Ltd., (NASDAQ: CLGN), an Israeli-based regenerative medicine company. Mr. Burell obtained his Washington state CPA license in 1992 (currently inactive). He holds Bachelor of Science degrees in Accounting and Business Finance from Central Washington University.

Ronen Twito has served as an outside director since March 2019 and is a member of our audit and compensation committees. Mr. Twito is the founder of Amplify Capital Ltd., an Israeli private investment firm, and has worked there since its founding in 2017. Mr. Twito served as the deputy CEO & CFO of Cellect Biotechnology Ltd. (NASDAQ: APOP) from November 2015 to January 2017.  Prior to that he served as VP finance of BioBlast Pharma Ltd. (NASDAQ: ORPN) from April 2014 to November 2015.  From July 2009 to April 2014 he served as the CFO of XTL Biopharmaceuticals Ltd. (NASDAQ; TASE: XTLB) and also served as its deputy CEO from April 2012 to April 2014. Mr. Twito served also as a deputy CEO of InterCure Ltd (TASE: INCR) since July 2012 and CEO since November 2012. Prior that, he served as Corporate Finance Director at Leadcom Integrated Solutions Ltd., an international telecommunications company, specializing in management and implementation of network deployment services (then listed on the AIM and TASE) from November 2004 to May 2009. Previously he served as an Audit Manager at Ernst & Young (EY) from January 2000 to November 2004. Mr. Twito possesses over 19 years of finance and management experience in both publicly traded and private companies, which includes IPOs, dual listings, bonds placement, private placements and M&As. Mr. Twito is an Israeli Certified Public Accountant and is a member of the Institute of CPAs in Israel. He holds a B.A. in Business & Management - Accounting, and a B.Ed. degree in teaching accounting, both from the Collman Management College.

Varda Trivaks has served as an outside director since August 2008 and is the chairwoman of our audit and compensation committees. Ms. Trivaks serves as the Managing Director and is one of the two founding partners of Mimtar Business Consulting, established in 2001. In that position, Ms. Trivaks acts as an advisor to companies on investments, mergers, spin-offs, valuation, control, budgeting, with a special focus on advising global companies and management of companies during times of restructuring and recovery. Ms. Trivaks serves as a member of the audit committee, board of directors and financial committee of Halamish - Municipal Government Company for housing and neighborhood renewal in Tel Aviv Jaffa Ltd. Previously served as a member of the board of directors and audit, balance sheet and compensation committees of E. Schnapp & Co. Works and of Ginegar Plastic Products Ltd.  From 1998 to 2004, Ms. Trivaks was a member of the Israel Accounting Institute’s communications committee for Capital Markets and Insurance. From 1998 to 2001, Ms. Trivaks was a partner with the accounting and consulting firm, BDO, and served as the managing director of one of its subsidiaries. Ms. Trivaks is a Certified Public Accountant (Israel) since 1987 and holds a B.A. degree in Economics and Accounting from Tel Aviv University and a Master of Science in Management degree from Boston University.

B.          Compensation

The aggregate compensation paid and share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2018 was $824,000. This amount includes approximately $79,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of December 31, 2018, options to purchase 116,667 ordinary shares granted to our current directors and executive officers were outstanding under our equity incentive plans at a weighted average exercise price of $2.16 per share.

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

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2018. All amounts reported in the table reflect the cost to the company, as recognized in our financial statements for the year ended December 31, 2018.

Name and Position	Salary & Social Benefits (1)	Bonus	Share-Based Payment (2)	Other Compensation (3)	Total
	(U.S. Dollars) (4)
Roy Hess, Chief Executive Officer(5)	302,807	-	89,000	-	391,807
Ofira Bar, Chief Financial Officer	101,407	-	-	-	101,407
Alon Mualem, Former Chief Financial Officer	154,432		-	14,590	169,022
Haim Mer, Chairman of the board of directors (6)	87,500	-	-	-	87,500
Yaacov Goldman, Former compensation committee member(7)	17,547	-	-	-	17,547
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

(2)
Represents the equity-based compensation expenses recorded in the company’s consolidated financial statements for the year ended December 31, 2018 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation.

(3)	Represents the other benefits to such officer, which includes car expenses, including lease costs, gas and maintenance, provided to the officers.

(4)
Translated from NIS into U.S. dollars at the rate of NIS 3.593 = $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2018.

(5)	Reflects that period from October 1, 2018 through December 31, 2018.

(6)
In 2018, we paid Mr. Mer a monthly fee of $7,000 for his services as the Chairman of the Board. Mr. Mer devotes 20% of his time to our company. Commencing in December 2017 and until October 2018, Mr. Mer on a voluntarily basis temporarily deferred 50% of his monthly fee. Currently Mr. Mer is being paid a monthly fee of $7,000.

(7)
In 2018, we paid Mr. Goldman a quarterly fee of $2,175 and an attendance fee of $475 per meeting for his services as a member of our audit and compensation committees. Mr. Goldman resigned from the Board of Directors in October 2018.

In 2018, we paid each of Messrs. Challen and Glusband a (pro-rated) an annual fee of approximately $8,400 and an attendance fee of $300 per meeting.

In 2018, Messrs. Friedman, and our outside directors at the time, Mr. Barak and Ms. Trivaks, received an annual fee, payable quarterly, of NIS 30,500 (approximately $8,700) and a per meeting attendance fee of NIS 1,700 (approximately $475).

In September 2017, our Compensation Committee and Board of Directors approved the terms of employment of Mr. Roy Hess, our CEO. Our Compensation Committee and Board of Directors resolved to utilize a relief provided by Regulation 1B4 under the Israeli Companies Regulations (Relief in Related Party Transactions), 5760-2000, providing that Israeli public companies will be exempt from the requirement to approve the terms of employment of a CEO by the company’s general meeting during the period from the commencement of employment of the CEO and the date of the next general meeting of the company’s shareholders. Subsequently, these terms were ultimately approved by our shareholders in October 2018. These terms include:

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

As of December 31, 2018, Mr. Hess, held options to purchase an aggregate of 116,667 ordinary shares at an exercise price of $2.16 per share and  will expire in October 2027.  Such options were granted under our 2003 Israeli Share Option Plan. In 2018 and 2017, no options were exercised.

For more information, see Item 6E., “Directors, Senior Management and Employees – Share Ownership – Stock Option Plans.”

C.           Board Practices

Election of Directors

Our Board of Directors consists of five members, four of which are independent directors for NASDAQ corporate governance purposes. Two of the five members were designated for election by Alpha Capital pursuant to the Alpha Capital SPA. The requirement included in the Alpha Capital SPA and in our Articles to have no more than 5 directors without Alpha Capital’s prior written consent applies until the first general meeting to take place after October 31, 2020. Otherwise, the Board will consist of not less than four (4) or more than twelve (12) directors (including the Outside Directors).

Except for the first two-year term of the Alpha Capital designees, pursuant to our articles of association, all of our directors (and except the outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected.

The Board of Directors, may, at any time from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number. As for the two directors designated by Alpha Capital, in the event one vacates his office during the first two years, then the remaining director designated by Alpha Capital Anstalt will be entitled to nominate a replacement for the director whose office was vacated, and if no such nomination is made, then Alpha Capital will have the right to appoint a replacement director.

  All the members of our Board of Directors (except the outside directors whose re-election is governed by specific terms of the Israeli Companies Law) may be re-elected upon completion of their term of office.  Mr. Mer was elected by our shareholders at our annual general meeting of shareholders held in August 2018.  The appointments of Messrs. Scott Burell and Isaac Onn were approved by our shareholders in October 2018 and, as noted above, their initial service term ends at the end of the first general meeting to take place after October 31, 2020.

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

Outside directors are elected by shareholders.  In general, outside directors serve for a three-year term, which may be renewed for only two additional three-year term.  However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Capital Market, such as our company, may appoint an outside director for additional terms of not more than three years each, subject to certain conditions. Such conditions include the determination by the audit committee and board of directors that in view of the outside director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company. Based on this provision of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, or the Relief Regulations, our Board of Directors recommended the election of Ms. Varda Trivaks for a fourth three-year term at the annual general meeting of shareholders held in August 2017.

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

Our Board of Directors has determined that our outside directors, Mr. Ronen Twito and Ms. Varda Trivaks, both qualify as independent directors under the rules of the SEC and NASDAQ.  Our Board of Directors has further determined that Mr. Scott Burell qualifies as an independent director under the requirements of the SEC and NASDAQ.

Audit Committee

Our audit committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Exchange Act, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company and proposing to the board of directors ways to correct such defects, and such other duties as may be directed by our board of directors.  The Israeli Companies Law provides that the roles of an audit committee are: (i) monitoring deficiencies in the business management of a company, including by consulting with the internal auditor or independent accountants and suggesting methods of correction of such deficiencies to the board of directors, (ii) determining whether or not certain related party actions and transactions and actions taken by office holders that  are “material actions” or “extraordinary transactions” in connection with their approval procedures as more fully described above, (iii) determining in connection with transactions with the controlling shareholder or with a third party in which the controlling shareholder has a personal interest (event if they are not extraordinary transactions) and in connection with transactions with the controlling shareholder or its relative, directly or indirectly, for the receipt of services or in connection with terms of employment or service, a duty to conduct a competitive process, supervised by the audit committee or anyone else appointed by the audit committee and based on criteria determined by the audit committee, or to determine that other procedures determined by the audit committee will be conducted, prior to execution of such transactions, all based on the type of the transaction (the audit committee is permitted to determine criteria for this matter once a year in advance), (iv) determining whether to approve actions and transactions that require audit committee approval under the Israeli Companies Law, (v) determining the method of approval of non-negligible transactions (i.e. transactions of a company with a controlling shareholder or with a third party in which the controlling shareholder has a personal interest that the audit committee determined are not extraordinary but are non-negligible), including to determine types of such transactions that will require the approval of the audit committee (the audit committee is permitted to determine a classification of transactions as non-negligible based on criteria determined once a year in advance), (vi) in a company in which the work plan of the internal auditor is approved by the board – examining the work plan before it is submitted to the board and suggesting revisions, (vii) assessing the company’s internal audit system and the performance of its internal auditor and whether the internal auditor has the resources and tools required for the performance of its role, taking into account, among others, the special needs and size of the company, (viii) examining the scope of work and compensation of the company’s independent auditor and (ix) setting procedures in connection with the method of dealing with complaints of employees regarding defects in the management of the company’s business and with the protection provided to such employees.   Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval, two outside directors are serving as members of the audit committee and it otherwise meets the composition requirements of the Israeli law.

Our audit committee is currently composed of Messrs. Ronen Twito and Scott Burell and Ms. Varda Trivaks, all of whom satisfy the applicable “independence” requirements of the SEC, NASDAQ and the Israeli Companies Law for audit committee members.  Our Board of Directors has determined that Mr. Ronen Twito qualifies as an audit committee financial expert.  Our audit committee meets at least once each quarter.

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

In accordance with the Israeli Companies Law, our compensation committee must consist of no less than three members, including all of our outside directors (who must constitute a majority of its members of the committee), and the remainder of the members of the compensation committee are required to be directors whose terms of service and employment were determined pursuant to the regulations applicable to the terms of service of outside directors.  Similar  restrictions to the restrictions on the actions and membership in the audit committee, as discussed above under “Audit Committee”, are imposed on the compensation committee, with respect to, among other things, the requirement that an outside director serve as the chairman of the committee and the list of persons who may not serve on the committee.  We have established a compensation committee that is currently composed of our outside directors, Ms. Varda Trivaks, and Mr. Ronen Twito, and Mr. Scott Burell. The Israeli Companies Law provides that an audit committee that meets the criteria for the composition of a compensation committee, such as our Audit Committee, can also act as the compensation committee.

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

During the renewal process of our directors’ and officers’ liability insurance policy, we were informed by our broker that our insurer would not be expected to renew our D&O policy as of January 31, 2019 at commercially viable terms (if at all).  Based on the advice of our insurance advisor, and following the approval of our Compensation Committee and Board of Directors at meetings held in January 2019, we notified our insurer that we wished to exercise the 84 month “discovery period” option included in our directors’ and officers’ liability insurance policy, in consideration a one-time payment of 210% of the annual premium.  Our Compensation Committee and Board of Directors further approved the acquisition of a replacement policy that would cover claims made in connection with events that occurred subsequent to the effective date of the policy.

Subsequent to our notification of the exercise of the discovery period, the insurer agreed to a temporary extension of the existing policy period while additional discussions were held as to the renewal terms which would be acceptable to both parties. Finally the following was agreed upon: (1) our current policy will be renewed for a period of one year ending on January 31, 2020, (2) the premium would be 310% of the current premium, consisting of  100% of the current premium for the one-year renewal plus a pre-payment of  210% of the current premium for the exercise of the 84 month “discovery period,” (3) without thereby increasing the addition to the aggregate limits of liability, the pre-paid discovery period would come into effect should a “transaction” (as such term is defined in the policy, i.e., a merger or a change of control of the company) take place during the renewal policy period, whilst the on-going coverage would thereupon cease (per the terms of the current policy), and (4) in the event of  a “transaction” not occurring during the renewal policy period, the discovery period would then come into effect upon expiry of the renewal policy period.

At meetings of our Compensation Committee and Board of Directors held in February 2019, this arrangement was approved and in March 2019, our shareholders approved the arrangement.

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

D.            Employees

As a result of our continued cost-cutting measures in 2018, we reduced our headcount and as of December 31, 2018, we and our consolidated subsidiaries employed 39 persons, of which 5 persons were employed in research and development, 6 persons in professional services and technical support, 6 persons in sales and marketing and 12 in operations and administration.  As of December 31, 2018, 14 of our employees were located in Israel, 23 of our employees were located in the United States and 2 of our employees were located in Hong Kong.

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

Cost of living adjustment of employees’ wages is determined on a nationwide basis and is legally binding, if and when applied.  Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is similar to the United States Social Security Administration and additional sums towards compulsory health insurance.  In 2018, payments to the National Insurance Institute amounted to approximately 15% of wages, of which approximately two-thirds was contributed by employees with the balance contributed by the employer.

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

E.            Share Ownership

The following table sets forth certain information as of April 5, 2019 regarding the beneficial ownership of our ordinary shares by each of our directors and all of our executive officers and directors as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Haim Mer and Dora Mer	540,641	(3)	15.6%
All directors and executive officers as a group (7 persons)	540,641		15.6%
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

(2)
The percentages shown are based on 3,294,323 ordinary shares (excluding 1,800 ordinary shares held as treasury stock) issued and outstanding as of April 5, 2019 and on 1,425,438 preferred shares held by Alpha Capital, which are currently convertible into ordinary shares, subject to a 9.99% ownership restriction currently included in our Articles. Pursuant to our Articles, Alpha may vote its preferred shares, on an as converted basis, subject to such 9.99% restriction

(3)
Based upon a Schedule 13D/A filed with the SEC on August 24, 2017 and other information available to us.  Mr. Haim Mer and his wife, Mrs. Dora Mer, are the record holders of 247,960 ordinary shares and the beneficial owners of 290,742 ordinary shares through their controlling interest in Mer Ofekim Ltd., 1,923 ordinary shares through their controlling interest in Mer Services Ltd. and 16 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.   Mer Ofekim Ltd. is a private holding company, incorporated under the laws of the State of Israel.  The address of its principal office is 25 Yoav Street, Tel Aviv, Israel. .Mr. Mer's business address is 5 Ha'tzoref Street, Holon, Israel.

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

In each of August 2013 and August 2017, our shareholders approved an increase in the number of ordinary shares issuable under the 2003 Plan by an additional 166,667 ordinary shares (i.e. an aggregate of 333,333 ordinary shares). As of December 31, 2018, the aggregate number of ordinary shares available for future option grants under the 2003 Plan was 219,429 shares.

During 2018, 116,667 options were granted under the 2003 Plan and no options were exercised. At December 31, 2018, options to purchase 224,548 ordinary shares were outstanding under the 2003 Plan, exercisable at an average exercise price of $3.42 per share.

2006 Stock Option Plan

In June 2006, we adopted our 2006 Stock Option Plan, or the 2006 Plan, under which up to 200,000 ordinary shares may be issued (subject to standard adjustments) to employees, officers and non-employee directors of ours and our affiliates.  Ordinary shares as to which an option granted under the 2006 Plan has not been exercised at the time of its expiration, cancellation or forfeiture may again be subject to new awards under the 2006 Plan.  At our 2011 annual general meeting, our shareholders approved an amendment to our 2006 Stock Option Plan to provide for the issuance thereunder of an additional 200,000 ordinary shares and to increase the total number of ordinary shares with respect to which options may be granted thereunder to any eligible employee during any 12 month period to 150,000 (instead of 50,000 according to the original 2006 Plan) ordinary shares, subject to adjustment as provided in the 2006 Plan. At our 2013 annual general meeting, our shareholders approved an amendment to our 2006 Stock Option Plan to provide for the issuance thereunder of an additional 50,000 ordinary shares, such that we will be entitled to issue options to purchase up to 183,333 ordinary shares under the 2006 Plan. At our 2018 annual general meeting, our shareholders approved an amendment to our 2006 Plan extending the period in which Incentive Stock Options (as such term is defined in the 2006 Plan) may be granted until July 2026.

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

Our Board of Directors may, with prospective or retroactive effect, amend, suspend or terminate the 2006 Plan or any portion of the 2006 Plan at any time.  However, no amendment, suspension or termination of the 2006 Plan may adversely affect the rights of any grantee with respect to any options previously granted to the grantee without his or her written consent.  In addition, no amendment which constitutes a “material revision” of the 2006 Plan, within the meaning of such term under NASDAQ rules, may be effective unless approved by our shareholders in the manner required by such rules and by applicable law.

During 2018, no options were granted under the 2006 Plan and no options were exercised.  At December 31, 2018, options to purchase 47,500 ordinary shares were outstanding under the 2006 Plan, exercisable at an average exercise price of $4.58 per share.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth certain information as of April 5, 2019 regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares(2)
Haim Mer and Dora Mer	540,641	(3)	15.6%
Roger Challen	437,068	(4)	12.61%
Alpha Capital	346,157	(5)	9.99%

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

(2)
The percentages shown are based on 3,294,323 ordinary shares (excluding 1,800 ordinary shares held as treasury stock) issued and outstanding as of April 5, 2019 and on 1,425,438 preferred shares held by Alpha Capital, which are currently convertible into ordinary shares, subject to a 9.99% ownership restriction currently included in our Articles. Pursuant to our Articles, Alpha may vote its preferred shares, on an as converted basis, subject to such 9.99% restriction.

(3)
Based upon a Schedule 13D/A filed with the SEC on August 24, 2017 and other information available to us.  Mr. Haim Mer and his wife, Mrs. Dora Mer, are the record holders of 247,960 ordinary shares and the beneficial owners of 290,742 ordinary shares through their controlling interest in Mer Ofekim Ltd., 1,923 ordinary shares through their controlling interest in Mer Services Ltd. and 16 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.   Mer Ofekim Ltd. is a private holding company, incorporated under the laws of the State of Israel.  The address of its principal office is 25 Yoav Street, Tel Aviv, Israel. .Mr. Mer's business address is 5 Ha'tzoref Street, Holon, Israel.

(4)
Based upon a Schedule 13D/A filed with the SEC on August 24, 2017. Mr. Challen is the beneficial owner of 437,068 ordinary shares through his controlling interest in the Info Group, Inc., a Massachusetts corporation. The Info Group changed its name from AnchorPoint, Inc. to The Info Group, Inc. on December 31, 2008. The principal business address of Mr. Challen is 46 Park Street, Framingham, Massachusetts.

(5)
Based upon a Schedule 13D filed with the SEC on November 6, 2018 and following the partially exercise of its green shoe option in March 2019, Alpha Capital has the right to acquire up to a further 1,206,140 shares of convertible preferred shares at a price of $1.14 per share, for a period ending October 30, 2019. The number of ordinary shares set forth in the table: (i) includes 175,439 Ordinary shares held by Alpha Capital, (ii) includes 170,718 ordinary share Alpha Capital Anstalt is entitled to receive upon conversion of a portion of its Preferred Shares and (iii) does not include 1,035,422 Ordinary share Alpha Capital Anstalt is currently prohibited from acquiring upon conversion of the remainder of its Preferred shares, due to the 9.99% blocker included in our Articles. The principal business address of Alpha Capital Anstalt is Lettstrasse 32 9490 Vaduz, Liechtenstein.

Significant Changes in the Ownership of Major Shareholders

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

Mr. Tzvika Friedman reported that he held 105,653 Ordinary Shares, or 3.20% of our equity, in a 13D/A filed on July 16, 2018.

Alpha Capital Anstalt became a major shareholder in October 2018, when we issued to them a newly-created class of 1,315,789 convertible preferred shares for an aggregate amount of $1.353 million, pursuant to a Purchase Agreement. Previously, in June 2018 we issued them 175,439 Ordinary shares in a private placement at a price per ordinary share of $1.14. On March 29, 2019 Alpha Capital Anstalt exercised its green shoe option in part and purchased 109,649 convertible preferred shares in consideration of $125,000. Alpha Capital holds 346,157 Ordinary Shares amounting to 5.325% of our equity, (including 170,718 Ordinary Shares issuable upon conversion of preferred shares to 9.99% of our ordinary shares (on an as converted basis, subject to the 9.99% holding limitation included in our Articles with respect to the convertible preferred shares). This amount does not include additional ordinary shares underlying the convertible Preferred Shares held by Alpha Capital that would be issuable to Alpha Capital upon conversion of the preferred shares held by it in the event the 9.99% holding limitation is removed. Such holding limitation can be removed with a 61-day prior notice from Alpha Capital, however, the removal of the limitation could be subject to additional requirements under the Israeli Companies Law applicable to the acquisition of a “control stake” in a public company, as more fully explained in Item 10.B. “Additional Information – Memorandum – Provisions Restricting Change in Control of Our Company – Tender Offer”. The transaction had a dilutive effect on the holdings of Mr. Haim Mer and Roger Challen.

Major Shareholders Voting Rights

Generally, our major shareholders do not have different voting rights with respect to their Ordinary Shares. The Preferred Shares do not confer upon the holders thereof any voting rights or any right to appoint directors or any other right with respect to general meetings, including without limitation, attending, voting at or requesting to convene, such general meetings or proposing matters for the agenda of such general meetings. However, Alpha Capital Anstalt has certain veto rights as long it holds the Preferred Shares and can vote its Preferred Shares on an as converted basis up at our general meeting, up to the 9.99% holding limitation described above. Please see “Alpha Capital Veto” below.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 02, 2019, there were 29 holders of record of our ordinary shares, of which 7 record holders holding approximately 75.6% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 61.8% of our outstanding ordinary shares as of such date).

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

Our Board of Directors and shareholders approved the payment of fees to Mr. Roger Challen effective from January 1, 2012 and for the duration of his service as a non-employee director.  The fees are equivalent to the fees we pay to some of our other non-employee directors for their service in such capacity (an annual fee of $8,400 and a meeting attendance fee of $300).  Mr. Challen also receives reimbursement of travel related expenses in connection with his attendance at Board of Directors’ meetings, pursuant to guidelines for reimbursement of director travel related expenses approved by our Audit Committee and Board of Directors.  In addition, in connection with our acquisition of AnchorPoint from a company controlled by Mr. Challen, we received certain services from Data Distributors, Inc., another company controlled by Mr. Challen.  These services include reimbursement for shared expenses, development and IT services and other administrative services.  Expenses recognized with respect to the above mentioned services were approximately $9,000, $2,000 and $10,000 for the years ended December 31, 2016, 2017 and 2018, respectively. We also rent an office from Mr. Challen in Powder Springs, Georgia, where we occupy approximately 4,800 square feet of space under a month-to-month lease, for a monthly rental fee of approximately $4,700. Mr. Challen is the controlling shareholder of the Info Group Inc., and is the beneficial owner of 12.61% of our ordinary shares.

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

In August 2016, our shareholders approved the terms of employment of our then chief executive officer, Mr. Orey Gilliam. On February 6, 2017, we announced the departure of Mr. Gilliam and his interim replacement by Mr. Alon Mualem, our chief financial officer. In September 2017 our Compensation Committee and Board of Directors approved the terms of employment of our chief executive officer, Mr. Roy Hess. These terms were approved by our shareholders in October 2018. For more information see, Item 6B. “Directors, Senior Management and Employees - Compensation.”

In October 2018, we closed the Alpha Capital SPA which provides Alpha Capital Anstalt with rights related to its holdings of Preferred Shares, and designation of two board members for two years. The Alpha Capital SPA also includes an undertaking of our company, subject to certain conditions and limitations, to indemnify and hold Alpha Capital and its directors, officers, shareholders, members, partners, employees and agents, each person who controls Alpha Capital, and the directors, officers, shareholders, agents, members, partners or employees of such controlling persons, each, a Purchaser Party) harmless from certain losses that they may suffer or incur directly as a result of or relating to (a) any material breach of any of the representations, warranties, covenants or agreements made us in the Alpha Capital SPA and certain related documents, or (b) subject to certain exceptions, any action instituted against them in any capacity, or any of them or their respective affiliates, with respect to any of the transactions contemplated by the Alpha Capital SPA and related documents, by any of our shareholders who is not an affiliate of such Purchaser Party, with respect to any of the transactions contemplated by the Alpha Capital SPA and certain related documents. The Alpha Capital SPA provides Alpha Capital with “piggyback” registration rights with respect to ordinary shares issued upon conversion of the preferred shares that will be held by Alpha Capital. The Alpha Capital SPA includes provisions that may obligate us to pay Alpha Capital liquidated damages in the future in connection with certain delays in removal of restrictive legends from ordinary shares held by Alpha Capital and certain failures of our company to satisfy the current public information requirement of Rule 144(c) promulgated under the Securities Act of 1933, as amended.

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.          FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information

Financial Statements

See the consolidated financial statements, including the notes thereto included in Item 18.

Export Sales

See Note 14 of our consolidated financial statements.

Legal Proceedings

In January 2017, we consented to the entry of an administrative order issued by the SEC that directs us to cease and desist from committing or causing any violations and any future violations of Section 17(a)(3) of the Securities Act and Section 13(a) of the Exchange Act and Rules 12b-20 and 13a-16 thereunder. As part of the terms of the SEC settlement, we also agreed to pay a penalty of $43,000. The settlement relates to certain of our disclosures in two press releases issued in October 2013 and January 2014. We consented to the entry of the administrative order without admitting or denying its assertions of factual findings.

We are a party to various other claims that arise in the ordinary course of business.  Accordingly, we have recorded a provision of approximately $54,000 in respect of such claims in accordance with ASC 450, “Contingencies,” based on the opinion of our management and legal advisors. There were no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on our financial position or profitability.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2018.

ITEM 9.          THE OFFER AND LISTING

A.            Offer and Listing Details

Our ordinary shares are traded on the NASDAQ Capital  Market under the ticker symbol “MTSL.”

B.            Plan of Distribution

Not applicable.

C.            Markets

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

Rights Attached to Shares

Our authorized share capital consists of 17,000,000 ordinary shares of a nominal value of NIS 0.03 each and 3,000,000 preferred shares of a nominal value of NIS 0.03 each.

Our Articles provide that we shall not effect any conversion of the Preferred Shares to the extent that, after giving effect to the conversion, the applicable shareholder would beneficially own in excess of the Beneficial Ownership Limitation. The “Beneficial Ownership Limitation” is defined a 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon conversion of Preferred Shares held by the applicable shareholder. The applicable shareholder, upon notice to the company, may increase or decrease the Beneficial Ownership Limitation provisions applicable to its Preferred Shares. Any such increase or decrease in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the company and shall only apply to such shareholder.

The rights attached to the ordinary shares are as follows:

•
equal rights to receive an invitation to, attend all of and vote at all of the general meetings of the company. Each one of the Ordinary Shares will confer upon the holder a single vote at every general meeting of the company at which he/she participates and votes, by himself/herself, by agent, or by proxy.

•
equal rights to receive dividends, if and when distributed, whether in cash or any other manner, and to participate in a distribution of bonus shares, if and when distributed, according to the ratio between the shareholders’ holdings in the company’s issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation  and the company’s total issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation).

•
equal right to participate in a distribution of the company’s assets available for distribution, in the event of liquidation or winding-up of the company, pari-passu with the Preferred Shares )on an as-converted basis).

The Preferred Shares shall have equal rights for every purpose and will confer upon the holder:

•
equal rights to receive dividends, if and when distributed, whether in cash or any other manner, and to participate in a distribution of bonus shares, if and when distributed, according to the ratio between the shareholders’ holdings in the Company’s issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation) and the company’s total issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation).

•
equal right to participate in a distribution of the company’s assets available for distribution, in the event of liquidation or winding-up of the company, on an as-converted basis, pari-passu with the Ordinary Shares.

•
a right of conversion into Ordinary Shares. Each Preferred Share shall be convertible, at any time and from time to time at the option of the shareholder thereof, into such amount of Ordinary Shares determined by dividing the Per Preferred Share Purchase Price ($1.14, subject to adjustments) by the conversion price then in effect, or the Conversion Rate.  The initial Conversion Rate is 1:1. As to Alpha Capital Anstalt, from the closing date of the Alpha Capital SPA and until 36 months from the closing date, if and whenever we  issue or sell Ordinary Shares or Ordinary Shares equivalents  for a consideration per share that is less than the conversion price then in effect, or the Discounted Per Ordinary Share Purchase Price, and which is not an exempted issuance, then immediately after such dilutive issuance, the conversion price shall be reduced to equal the Discounted Per Ordinary Share Purchase Price, but in no event shall the conversion price become lower than the greater of (i) $US 0.10 or (ii) 20% of the closing price on the trading day immediately prior to the date of the Alpha Capital SPA.

•
equal rights to vote on all matters submitted to a vote of the Ordinary Shares (on an as-converted basis, but only up to the number of votes equal to the number of Ordinary Shares into which the Preferred Shares would be convertible pursuant to the Beneficial Ownership Limitation on the record date for any such vote).

The rights attached to any class may be modified or abrogated by the affirmative consent of the respective determining majority of the shares of such class; provided, however, that the creation of additional shares of a specific class, or the issuance of additional shares of a specific class, shall not be deemed a modification or abrogation of rights attached to shares of such class or of any other class.

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

The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy and holding Ordinary Shares (on an as-converted basis) conferring in the aggregate more than twenty-five percent (25%) of the total voting power attached to the Ordinary Shares of the company.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  At the reconvened meeting, the required quorum consists of any two or more holders of Ordinary Shares (on an as-converted basis).

A resolution, including, but not limited to, a resolution to amend the Articles and to approve a merger of the company, shall be deemed adopted at a general meeting if the requisite quorum is present and the resolution is supported by holders of Ordinary Shares (on an as-converted basis) present, in person or by proxy, vested with more than fifty percent (50%) of the total voting power attached to the Ordinary Shares (on an as-converted basis) whose holders were present, in person or by proxy, at such general meeting and voted thereon, or such other percentage as is required by these Articles or by the law.

Pursuant to our Articles of Association, our directors (other than outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected, except the directors nominated by Alpha Capital, whose initial service terms ends at the end of the first general meeting to take place after October 31, 2020. All the members of our Board of Directors (except the outside directors who generally have a limitation of three three-year terms) may be reelected upon completion of their term of office.  For information regarding the election of outside directors, see Item 6C. “Directors, Senior Management and Employees – Board Practices – Election of Directors - Outside and Independent Directors - Outside Directors.”

Alpha Capital Veto Right

So long as any Preferred Shares are held by Alpha Capita Anstalt, we may not take any actions and/or adopt any resolutions in connection with the following matters, without the affirmative consent of Alpha Capital Anstalt:

•
Any amendment, alteration or repeal of any provision of the Articles so as to adversely affect the special rights, preferences, privileges or voting powers of the Preferred Shares, subject to certain exceptions.

•	Any increase to the number of members comprising the Board (applies until the first general meeting following October 31, 2020)

•
Any consummation of a binding share exchange or reclassification involving the Preferred Shares, or of a merger or consolidation of the company with or into another entity, subject to certain exceptions.

Limitations on the Rights to Own Securities in Our Company

Neither our memorandum of association nor our articles of association nor any applicable law restrict in any way the ownership or voting of shares by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

Tender Offer

The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of a “control stake” (i.e., shares granting 25% or more of the aggregate voting rights at a general meeting of the company). This rule does not apply if there is already another shareholder holding 25% or of the company.  Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold more than a 45% of the aggregate voting rights at a general meeting of the company, unless there is another shareholder holding more than 45% of the aggregate voting rights at a general meeting of the company. These requirements do not apply if, in general, the acquisition: (1) was made in a private placement that received shareholder approval as a private placement that was meant to grant the purchaser 25% or more of the voting rights of a company in which no other shareholder holds 25% or more of the voting rights, or to grant the purchaser more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights, (2) was from a 25% or greater shareholder of the company which resulted in the acquiror becoming a 25% or greater shareholder of the company, or (3) was from a shareholder holding more than a 45% interest in the company which resulted in the acquiror becoming a holder of more than a 45% interest in the company.

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

Merger

The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, except under certain circumstances specified below, by the majority of each party’s shares voted on the proposed merger at a shareholders meeting convened upon prior notice of at least 35 days (which may be shortened to 14 days in certain circumstances) [see article 26.1]. A merger is defined as the transfer of all assets and liabilities, including conditional, future, known and unknown debts of the target company to the surviving company, as a result of which the target company is liquidated, and stricken out of the Companies Register.

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

In September 2018, we entered into the Alpha Capital SPA which provides for, among other things, a private placement of our newly created preferred shares to Alpha Capital Anstalt for an aggregate initial consideration of $1,500,000. The Alpha Capital SPA and the transactions contemplated thereby and by the conditions to closing set forth therein were approved by our shareholders at the Annual General Meeting of Shareholders held on October 28, 2018.

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

In the past, we received funding from the IIA for selected research and development projects. We did not apply for or receive any research and development grants from the IIA during the three years ended December 31, 2018. See Item 5C. “Operating and Financial Review and Prospects - Research and Development” for additional details on the grants that we have received and our contingent liability to the IIA.

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

Taxation of Israeli Shareholders

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends, at the rate of 25%, or 30% for a shareholder that is considered a material shareholder (within the meaning of the Israeli Income Tax Ordinance) at any time during the 12-month period preceding such distribution. Dividends paid on our ordinary shares to Israeli companies are exempt from such tax, except for dividends distributed from income derived outside of Israel, which are subject to the 25% tax rate. As of January 1, 2013, an additional income tax at a rate of 2% is imposed on high earners whose annual income or gain, or the Income Celling, exceeds NIS 811,560. As of January 1, 2018 the rate was increased to 3% and the Income Celling was dropped to a sum of NIS 640,000.

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

Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2014, in which case the applicable tax rate is 26.5% and, commencing January 1, 2016, was set at 25%.   As of January 1, 2017 the corporate tax rate was reduced to 23%. However, during the period of January 1, 2017 until December 31, 2017 the tax rate was 24%.  The foregoing tax rates do not apply to shareholders who acquired their shares prior to an initial public offering (which shares may be subject to a different tax arrangement).

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

Unless otherwise indicated, this discussion assumes that our company is not, and will not become a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. See “- Passive Foreign Investment Companies” below.

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

Passive Foreign Investment Companies

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year of 2018. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned an ordinary share,, certain adverse consequences could apply to the U.S. Holder. Specifically, gain recognized by a U.S. Holder on a sale or other disposition of such ordinary share would be allocated ratably over the U.S. Holder’s holding period for the ordinary share. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election) may be available to U.S. Holders and may result in alternative tax treatment. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the  IRS, on IRS Form 8621.

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

The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. We make our reports available on our internet website, free of charge, as soon as reasonably practicable after such material is electronically filed with the SEC. The documents concerning our company that are referred to in this annual report may also be inspected at our offices located at 15 Hatidhar Street, Ra’anana 4366517, Israel.

I.              Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exposure to Market Risks

We may be exposed to a variety of risks, including changes in interest rates affecting primarily interest received on short-term deposits and foreign currency fluctuations.  In 2018, our principal market risk was our exposure to currency exchange fluctuations.  We attempt to limit our exposure to currency exchange rate risk by using various hedging techniques, including forward and option contracts.  However, we cannot eliminate the effects of currency fluctuations altogether.  Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.

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

As of December 31, 2018, we had $300 of outstanding call and put option contracts. Our accumulated other comprehensive income as of such date does not include any unrealized gain on the call and put option contracts.  In 2018, we entered into forward, call and put option contracts, in the amount of $2.1 million that converted a portion of our floating currency liabilities to a fixed rate basis, thus reducing the impact of the currency changes on our cash flows.  The purpose of our foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. Changes in the fair value of put option contracts are reflected in our consolidated statements of operations as financial income or expense. In 2018, we recorded financial income of approximately $8,900 with respect to the above transactions in our consolidated statements of operations.

We have operations in several countries in connection with the sale of our products.  A substantial portion of our sales and expenditures are denominated in dollars.  We have mitigated, and expect to continue to mitigate, a portion of our foreign currency exposure through salaries, marketing and support operations in which all costs are local currency based.  As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the Euro and NIS).  A hypothetical 10% movement in foreign currency rates (primarily the Euro and NIS) against the dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in 2018 sales revenues of approximately $99,000 and on the other hand a decrease or increase in 2018 expenses of approximately $148,000.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO - 2013 framework) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2018, our internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.              [RESERVED]

ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Scott Burell, an independent and outside director, meets the definition of an audit committee financial expert, as defined by rules of the SEC.

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

	Year Ended December 31,
Services Rendered	2018	2017
Audit (1)	$65,000	$103,000
Audit Related	0	0
Tax	10,000	15,000
Other Services	0	17,000
_____________
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

Issuer Purchase of Equity Securities

Neither we nor any affiliated purchaser has purchased any of our ordinary shares during 2018, other than shares purchased in a private placement.

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

ITEM 16H.            MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.          FINANCIAL STATEMENTS

No applicable.

ITEM 18.          FINANCIAL STATEMENTS

Consolidated Financial Statements

ITEM 19.          EXHIBITS

Exhibit	Description
1.1	Memorandum of Association of the Registrant (1)
1.2	Amended and Restated Articles of Association of the Registrant (2)
2.1	Specimen of Ordinary Share Certificate (3)
4.1	2003 Israeli Share Option Plan (4)
4.2	2006 Stock Option Plan (5)
4.3	Share Purchase Agreement by and among the Registrant and investors listed therein, dated as of August 14, 2017 (6)
4.4	Debt Conversion Agreement, as amended, by and among the Registrant, FPSV, Vexigo and the former Vexigo shareholders, dated as of August 13, 2017(7)
4.5	Securities Purchase Agreement dated as of September 6, 2018, between the Registrant and Alpha Capital Anstalt (8)
4.6	Form of warrant issued to the former Vexigo and FPSV shareholders in connection with the Debt Conversion Agreement, dated as of August 13, 2017(9)
4.7	Directors’ and Officers’ Compensation Policy (10)
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Label Linkbase Document
101.PRE*	XBRL Taxonomy Presentation Linkbase Document

(1)	Filed as Exhibit 1.1 to the Form 20-F for the Year Ended December 31, 2017, and incorporated herein by reference.
(2)	Filed as Exhibit 1.2 to the Form 20-F for the Year Ended December 31, 2017, and incorporated herein by reference.
(3)	Filed as Exhibit 2.1 to the Form 20-F for the Year Ended December 31, 2017, and incorporated herein by reference.
(4)	Filed as Exhibit B to Item IV of Exhibit 99.1 of the Registrant’s Report on Form 6-K for the month of July 2013 submitted on July 2, 2013, and incorporated herein by reference.
(5)	Filed as Appendix B to Item 1 of the Registrant’s Report on Form 6-K for the month of June 2006 submitted on June 23, 2006, and incorporated herein by reference
(6)	Filed as Exhibit 4.7 to the Form 20-F for the Year Ended December 31, 2017, and incorporated herein by reference.
(7)	Filed as Exhibit 4.8 to the Form 20-F for the Year Ended December 31, 2017, and incorporated herein by reference.
(8)	Filed as Exhibit 99.2 to the Registrant’s Report on Form 6-K for the month of September 2018 and submitted on September 7, 2018, and incorporated herein by reference.
(9)	Filed as Exhibit 4.9 to the Form 20-F for the Year Ended December 31, 2017, and incorporated herein by reference.
(10)	Filed as Exhibit A to Exhibit 99.1 of the Registrant’s Report on Form 6-K for the month of June 2016 submitted on June 23, 2016, and incorporated herein by reference.
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

AS OF DECEMBER 31, 2018

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MER TELEMANAGEMENT SOLUTIONS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mer Telemanagement Solutions Ltd. ("the Company") and its subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of operations, statements of comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

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

/s/ Kost Forer Gabbay & Kasierer
KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company's auditor since 1995.
Tel-Aviv, Israel
April 8, 2019

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2018	2017

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,150	$1,165
Restricted cash	1,380	1,058
Trade receivables (net of allowance for doubtful accounts of $65 and $47 at December 31, 2018 and 2017, respectively)	604	564
Other accounts receivable and prepaid expenses (Note 3)	101	74
Assets of discontinued operations (Note 1b)	151	1,301

Total current assets	3,386	4,162

SEVERANCE PAY FUND	541	856

PROPERTY AND EQUIPMENT, NET (Note 4)	60	107

OTHER ASSETS:
Intangible assets, net (Note 2i)	21	42
Goodwill	3,479	3,479

Total other assets	3,500	3,521

Total assets	$7,487	$8,646

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands
	December 31,
	2018	2017

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$164	$308
Deferred revenues	1,053	1,744
Accrued expenses and other liabilities (Note 5)	2,394	2,283
Liabilities of discontinued operations (Note 1b)	570	1,380

Total current liabilities	4,181	5,715

LONG-TERM LIABILITIES:
Accrued severance pay	722	1,073
Deferred tax liability (Note 7)	181	146

Total long-term liabilities	903	1,219

COMMITMENTS AND CONTINGENT LIABILITIES (Note 6)

SHAREHOLDERS' EQUITY (Note 9):
Share capital -
Ordinary shares of NIS 0.03 par value: Authorized: 17,000,000 and 6,666,667 shares at December 31, 2018 and 2017, respectively; Issued: 3,296,123 and 3,120,684 shares at December 31, 2018 and 2017, respectively; Outstanding: 3,294,323 and 3,118,884 shares at December 31, 2018 and 2017, respectively	27	25
Preferred Shares of NIS 0.03 par value: Authorized: 3,000,000 and 0 shares at December 31, 2018 and 2017, respectively; Issued and Outstanding: 1,315,789 and 0 shares at December 31, 2018 and 2017, respectively	10	-
Additional paid-in capital	29,807	28,188
Treasury shares at cost (1,800 Ordinary shares at December 31, 2018 and 2017)	(29)	(29)
Accumulated deficit	(27,412)	(26,472)

Total shareholders' equity	2,403	1,712

Total liabilities and shareholders' equity	$7,487	$8,646

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016
Revenues
Telecom services	$4,843	$5,467	$5,985
Telecom product sales	1,018	1,306	1,566

Total revenues	5,861	6,773	7,551

Cost of revenues
Telecom services	1,719	1,646	2,248
Telecom product sales	430	412	460

Total cost of revenues	2,149	2,058	2,708

Gross profit	3,712	4,715	4,843

Operating expenses
Research and development	825	1,645	1,754
Selling and marketing	1,471	1,529	1,765
General and administrative	2,239	1,966	2,207

Total operating expenses	4,535	5,140	5,726

Operating loss	(823)	(425)	(883)

Financial income (expense), net	(17)	14	2

Loss before taxes on income	(840)	(411)	(881)
Taxes on income (tax benefit), net (Note 7)	46	(9)	63

Net loss from continuing operations	(886)	(402)	(944)

Loss from discontinued operations	(284)	(1,366)	(4,277)

Net loss	$(1,170)	$(1,768)	$(5,221)

Net loss per share:
Basic and diluted net loss per share from continuing operations	$(0.26)	$(0.13)	$(0.33)
Basic and diluted net earnings per share from discontinued operations	(0.08)	(0.46)	(1.52)

Basic and diluted net loss per share	$(0.34)	$(0.59)	$(1.85)

Weighted average number of shares used in computing basic and diluted net loss per share	3,435,161	2,991,547	2,817,427

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016

Net loss	$(1,170)	$(1,768)	$(5,221)

Other comprehensive income (loss):
Change in foreign currency translation adjustments	-	-	5

Available-for-sale investments:
Change in net unrealized gains (loss)	-	(1)	4

Other comprehensive income (loss)	-	(1)	9

Comprehensive loss	$(1,170)	$(1,769)	$(5,212)

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except stock and per stock data)

	Share capital			Preferred shares		Additional paid-in	Treasury	Accumulated other Comprehensive	Accumulated
	Number **	Amount		Number	Amount	capital	shares	income (loss)	deficit	Total

Balance as of January 1, 2016	2,681,156	21		-	-	25,648	(29)	(8)	(19,483)	6,149

Stock-based compensation	-	*	)	-	-	223	-	-	-	223
Issuance of shares	216,158	2		-	-	698	-	-	-	700
Other comprehensive income (loss):
Unrealized gain of available-for-sale marketable securities, net	-	-		-	-	-	-	4	-	4
Foreign currency translation adjustments	-	-		-	-	-		5	-	5
Net loss	-	-		-	-	-	-	-	(5,221)	(5,221)

Balance as of December 31, 2016	2,897,314	23		-	-	26,569	(29)	1	(24,704)	1,860

Stock-based compensation	-	-		-	-	1	-	-	-	1
Issuance of shares	200,803	2		-	-	398	-	-	-	400
Shareholders debt conversion into warrants	-	-		-	-	1,220	-	-	-	1,220
Exercise of stock options	20,767	*	)		-	-	-	-	-	-
Other comprehensive income (loss):
Unrealized gain of available-for-sale marketable securities, net	-	-		-	-	-	-	(1)	-	(1)
Net loss	-	-		-	-	-	-	-	(1,768)	(1,768)

Balance as of December 31, 2017	3,118,884	25		-	-	28,188	(29)	-	(26,472)	1,712

*)       Represents an amount less than $1.

**)     Historical stock information was adjusted to retroactively reflect the one for three Ordinary share reverse split implemented in September 2017.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except stock and per stock data)

	Share capital		Preferred shares		Additional	Treasury	Accumulated
	Number	Amount	Number	Amount	paid-in capital	shares	deficit	Total

Balance as of January 1, 2018	3,118,884	25	-	-	28,188	(29)	(26,472)	1,712

Stock-based compensation	-	-	-	-	90	-	-	90
Issuance of ordinary shares	175,439	2	-	-	186	-	-	188
Issuance of preferred shares	-	-	1,315,789	10	1,343	-	-	1,353
Effect of adoption of ASC 606	-	-	-	-	-	-	230	230
Net loss	-	-	-	-	-	-	(1,170)	(1,170)

Balance as of December 31, 2018	3,294,323	27	1,315,789	10	29,807	(29)	(27,412)	2,403

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016
Cash flows from operating activities

Net loss	$(1,170)	$(1,768)	$(5,221)
Loss from discontinued operations	(284)	(1,366)	(4,277)

Net loss from continuing operations	(886)	(402)	(944)

Adjustments required to reconcile net loss from continuing operations to net cash provided by (used in) operating activities:

Loss (gain) on sale of available-for-sale marketable securities	-	(5)	4
Depreciation and amortization	82	98	250
Increase (decrease) in deferred tax, net	35	(20)	59
Employees and non-employees’ stock-based compensation and contribution from shareholders	90	1	223
Increase (decrease) in accrued severance pay, net	(36)	55	34
Decrease (increase) in trade receivables, net	(40)	60	104
Increase in other accounts receivable and prepaid expenses	(27)	(18)	(9)
Increase (decrease) in trade payables	(144)	(77)	110
Increase in accrued expenses and other liabilities	111	125	660
Increase (decrease) in deferred revenues	(461)	370	(452)
Increase in restricted cash	(322)	(571)	(272)
Net cash provided by (used in) operating activities from continuing operations	(1,598)	(384)	(233)
Net cash provided by (used in) operating activities from discontinued operations	57	(38)	874
	(1,541)	(422)	641
Cash flows from investing activities

Purchase of property and equipment	(14)	(50)	(96)
Investment in available-for-sale marketable securities	-	(56)	(86)
Proceeds from sale of available-for-sale marketable securities	-	197	85
Net cash provided by (used in) investing activities from continuing operations	(14)	91	(97)
Net cash used in investing activities from discontinued operations	(1)	(3)	(1,813)
	(15)	88	(1,910)

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016
Cash flows from financing activities

Proceeds from issuance of shares	1,541	400	700

Net cash provided by financing activities from continuing operations	1,541	400	700

Increase (decrease) in cash and cash equivalents	(15)	66	(569)
Cash and cash equivalents at the beginning of the year	1,165	1,099	1,668

Cash and cash equivalents at the end of the year	$1,150	$1,165	$1,099

Supplemental disclosure of cash flows activities

Cash paid during the year for income taxes	$1	$9	$5

Non-cash activities:
Shareholders debt conversion into warrants	$-	$1,220	$-

The accompanrying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:         GENERAL

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

In April 2015, the Company acquired 100% of the outstanding shares of Vexigo, a privately-held Israeli-based software company supporting video advertising over the internet and mobile devices.

During 2018, Vexigo sold its operation to an unaffiliated third party.  The consideration for the sale was $250 receivable in three (3) installments, out of which, approximately $38 are still outstanding as of December 31, 2018.

During 2018, the Company entered into a Securities Purchase Agreement ("SPA") with Alpha Capital Anstalt, an institutional investor, for the investment of $1,353 in a newly-created class of convertible preferred shares, and $188 in ordinary shares of the Company. In October 2018 the Company shareholders approved the SPA.

The Alpha Capital SPA includes a greenshoe option for a future investment by Alpha Capital Anstalt of up to $1.5 million in the newly created preferred shares at the same price per preferred share paid in the initial investment during a period of 12 months following the closing date of the Alpha Capital SPA (see Note 10 for subsequent developments).

b.	Discontinued operations:

1.	In March 2009, the Company discontinued the operations of TABS Brazil Ltda. its wholly owned subsidiary in Brazil.

2.	In June 2018, the Company discontinued the operations of Vexigo ltd. its wholly owned subsidiary in Israel.

The results of the discontinued operations including prior periods' comparable results, assets and liabilities which have been retroactively included in discontinued operations as separate line items in the statements of income and balance sheets are presented below.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:         GENERAL (Cont.)

The summarized results of operations for Vexigo and TABS Brazil Ltd for the years ended December 31, 2016, 2017 and 2018, are as follows:

	Year ended December 31,
	*)2018	2017	2016

Revenue	$794	$1,853	$6,501
Cost of revenues	1,034	1,453	4,205
Gross profit (loss)	(240)	400	2,296

Operating expenses	310	1,896	7,124
Operating loss	550	1,496	4,828
Financial income (expense), net	16	130	(19)
Gain on disposal of the discontinued operations	250	-	-
Loss before taxes on income	284	1,366	4,847
Taxes benefit	-	-	570
Total net Loss on discontinued operations	$284	$1,366	$4,277

*)       Represent the results of the discontinued operations until their disposal.

The major classes of assets and liabilities that were classified as discontinued operations were:

	December 31,
	2018	2017

Cash and cash equivalents	$146	$163
Restricted cash	-	10
Trade receivables	1	827
Other accounts receivable and prepaid expenses	-	260
Property and equipment, net	4	41
Total assets of discontinued operations	151	1,301

Trade payables	265	980
Accrued expenses and other liabilities	305	400
Total liabilities of discontinued operations	$570	$1,380

c.	The Company has historically suffered recurring losses from its operating activities.

The Company incurred losses for the year ended December 31, 2018, amounting to $ 1,170 and has accumulated deficit of $ 27,412.

In addition, the Company incurred negative cash flows from operations of $1,598 for the year ended December 31, 2018 and has a working capital deficiency of $376 as of that date.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:         GENERAL (Cont.)

Those factors raise substantial doubt about the Company's ability to continue as a going concern. The ability to continue as a going concern is dependent upon the Company obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

The Company intends to finance operating costs over the next twelve months with existing cash on hand and by reducing operating spend. During 2018, the Company implemented a substantive cost reduction mainly by employee’s layoff and is expected to reduce its lease expenses during the first quarter of 2019. However, the Company will still need to seek additional sources of financing if it requires more funds than anticipated during the next twelve months or in later periods. The Company expects to explore various financing alternatives to raise additional funds to support its operations in the foreseeable future. There can be no assurance that additional financing will be available on satisfactory terms, or at all. If the Company is unable to secure needed financing, management may be forced to take additional actions.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business. The consolidated financial statements for the year ended December 31, 2018, do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty to the Company's ability to continue as a going concern.

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES

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

On an ongoing basis, the Company's management evaluates estimates, including those related to intangible assets and goodwill, tax assets and liabilities, fair values of stock-based awards, allowance for bad debt. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The net realized gains (losses) on sales of available-for-sale securities of $(0), $(1) and $4 in 2018, 2017 and 2016, respectively, were recorded in financial income (expense), net.

The Company sold the marketable securities during the second quarter of 2017.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Intangible assets that are considered to have a definite useful life are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up in accordance with ASC No. 350, "Intangibles – Goodwill and other" ("ASC 350"). The Company's identifiable intangibles are reviewed for impairment in accordance with ASC 360 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

The Company's net intangible asset balance for year ended December 31, 2018 is $21 which will be completely depreciated by the end of 2019.

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

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASC 350 requires goodwill to be tested for impairment at the reporting unit level at least annually or between annual tests in certain circumstances and written down when impaired.

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

The Company’s goodwill balance is only assigned to its Enterprise reporting unit. The Company performs an annual impairment test of its reporting units as of the 1st of October of each year, or more frequently if impairment indicators are present. Fair value of the reporting units is determined using discounted cash flows. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting units.

Based on the 2017 and 2018 impairment analysis, the Company did not identify any impairment losses for the goodwill in 2017 and 2018. The material assumptions used for the income approach was five (5) years of projected cash flows, with a discount rate of 19.0%.

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

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Severance Pay Law or labor agreements.

Severance expense for the years ended December 31, 2018 and 2017 amounted to approximately $90 and $136, respectively.

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

The Company generates revenues mainly from licensing the rights to use its software products and from providing maintenance, hosting and managed services, support and training. Certain software licenses requires significant customization. The Company sells its products directly to end-users and indirectly through resellers and OEMs (who are considered end users).

The Company recognizes revenue under the five-step methodology required under ASC 606, “Revenue from Contracts with Customers”, which requires the Company to identify the contract with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations identified, and recognize revenue when (or as) each performance obligation is satisfied.

As of January 1, 2018, the Company adopted the new standard using the modified retrospective transition approach. See also note 2w.

The Company’s primary revenue categories, related performance obligations, and associated recognition patterns are as follows:

Revenue Recognition for software license fee - software license fee revenue is recognized when the customer has access to the license and the right to use and benefit from the license. In cases when the conditions require delivery, then delivery must have occurred for purposes of revenue recognition.

Revenue Recognition for managed services arrangement - Managed services arrangements include management application and ongoing support.

The revenue from managed services arrangement is recognized over the time of the service.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue Recognition for maintenance - Maintenance revenue is recognized ratably over the term of the maintenance agreement.

Arrangements with multiple performance obligations - Many of the Company’s agreements include software license bundled with maintenance and supports. The Company allocates the transaction price for each contract to each performance obligation identified in the contract based on the relative standalone selling price (SSP). The Company determines SSP for the purposes of allocating the transaction price to each performance obligation by considering several external and internal factors including, but not limited to, transactions where the specific element sold separately, historical actual pricing practices accordance with ASC 606. The determination of SSP requires the exercise of judgement. For maintenance and support, the Company determines the SSP based on the price at which the Company sells s renewal contract.

n.	Research and development expenses:

Research and development costs are charged to the consolidated statements of operation, as incurred. Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the statement of operation when incurred.

o.	Income taxes:

The Company accounts for income taxes and uncertain tax positions in accordance with ASC Topic No. 740, "Income Taxes" ("ASC 740"). ASC 740 prescribes the use of the liability method, according to which deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

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

p.	Accounting for share-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation" ("ASC 718"). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service period in the Company's consolidated statement of income (loss).

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company recognizes compensation expenses for the value of its awards, based on the straight-line method over the requisite service period of each of the awards.

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair-value method for its stock-option compensation awards and values restricted stock units based on the market value of the underlying shares at the date of grant. The Company estimates the fair value of stock options granted with the following weighted average assumptions for 2017 (there were no options grants in 2018):

Year ended December 31,
Stock options	2017

Expected volatility (1)	87.7%
Risk-free interest (2)	2.435%
Dividend yield (3)	0%
Expected life (years) (4)	6.25

(1)	The computation of expected volatility is based on realized historical share price volatility of the Company's stock.

(2)	The risk-free interest rate is based on the yield from U.S. Treasury Bonds with an equivalent term;

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

The Company applies ASC No. 505-50, “Equity-Based Payment to Non-Employees” with respect to options and warrants issued to non-employees which requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

Effective as of January 1, 2017, the Company adopted Accounting Standards Update 2016-09, "Compensation-Stock Compensation (Topic 718)" ("ASU 2016-09") on a modified, retrospective basis. ASU 2016-09 permits entities to make an accounting policy election related to how forfeitures will impact the recognition of compensation cost for stock - based compensation: to estimate the total number of awards for which the requisite service period will not be rendered or to account for forfeitures as they occur. Upon adoption of ASU 2016-09, the Company elected to change its accounting policy to account for forfeitures as they occur. The change was applied on a modified, retrospective basis. The impact of the adoption on the Company's was immaterial.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, restricted cash, trade receivables, other accounts receivable, trade payables, long term contingent earn-out liability and accrued liabilities approximate their fair value, due to the maturity of such instruments.

The Company applies ASC No. 820, "Fair Value Measurement" ("ASC 820") which clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

The fair value of the Company’s marketable securities are based on quoted market prices and classified within Level 1. The Company did not hold any marketable securities as of December 31, 2018. The Company’s derivatives instruments are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

r.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, trade receivables and other account receivable.

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

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's customers are located mainly in the United States. The Company performs ongoing credit evaluations of its customers. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection according to management estimates.

The Company has no off-balance-sheet concentrations of credit risk.

s.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary and Preferred shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary and Preferred shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC No.260, "Earnings Per Share".

Preferred shares have been included together with the Ordinary shares as a component of both basic and dilutive earnings (loss) per share as these securities participate equally with the Ordinary shares in the profits, losses and liquidation values.

No options have been included in the calculation of the diluted net earnings per share due to the Company’s losses during all the years presented.

t.	Derivatives instruments:

ASC No. 815, "Derivatives and Hedging"("ASC 815"), as amended, requires the Company to recognize all derivatives on the balance sheet at fair value. The Company entered into put and call option contracts to hedge certain transactions denominated in foreign currencies. The purpose of the Company's foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. The Company's put option contracts did not qualify as hedging instruments under ASC 815.

Changes in the fair value of put option contracts are reflected in the consolidated statements of operations as financial income or expense, when they occur.

During 2018, 2017 and 2016, the Company entered into forward, call and put option contracts in the aggregate notional amounts of $2,100 $1,900 and $4,800, respectively, which converted a portion of its floating currency liabilities to a fixed rate basis, thus reducing the impact of exchange rate fluctuations on the Company's cash flow. In 2018, 2017 and 2016, the revaluation income (expenses) from these contracts with respect to the above transactions were $(9), $84 and $6, respectively, and are presented in the statements of operations as financial income (expense), net. As of December 31, 2018, the Company had outstanding call and put option contracts in an insignificant amount.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

w.	Impact of recently adopted accounting standards:

On January 1, 2018, the Company adopted ASC 606 using the modified retrospective method for contracts which were not completed as of January 1, 2018. Under the modified retrospective method, the Company recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of accumulated deficit and deferred revenues in the amount of $230.

The impact of the ASC 606 adoption on the consolidated statement of operations for the year ended December 31, 2018, was an increase in revenues amounting to $27, resulting in total revenues of $5,861, while under ASC 605 the Company's revenues would have been $5,834.

The impact on the loss of operations was also $27.

This relates to the Company's accounting for arrangements that include software licenses bundled with maintenance and support. Under ASC 606, the revenue attributable to these software licenses was recognized ratably over the term of the arrangement because VSOE did not exist or the undelivered maintenance and support element as it was not sold separately. The requirement to have VSOE for undelivered elements to enable the separation of revenue for the delivered software licenses is eliminated under the new standard. Accordingly, under the ASC 606 the Company is required to recognize as revenue a portion of the arrangement fee upon delivery of the software license.

x.	Impact of recently issued accounting standards:

1.
In February 2016, the FASB issued ASU 2016-02, Leases (“Topic 842” or “ASC 842”). The standard requires lessees to recognize almost all leases on the balance sheet as a right-of-use asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASC 842 supersedes the previous leases standard, ASC 840, "Leases". Topic 842 becomes effective for the Company beginning January 1, 2019. The Company has completed its evaluation of the Standard and does not expect a material change in its pattern of leases recognition.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.
In August 2016, FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 eliminates the diversity in practice related to the classification of certain cash receipts and payments for debt prepayment or extinguishment costs, the maturing of a zero-coupon bond, the settlement of contingent liabilities arising from a business combination, proceeds from insurance settlements, distributions from certain equity method investees and beneficial interests obtained in a financial asset securitization. ASU 2016-15 designates the appropriate cash flow classification, including requirements to allocate certain components of these cash receipts and payments among operating, investing and financing activities. The retrospective transition method, requiring adjustment to all comparative periods presented, is required unless it is impracticable for some of the amendments, in which case those amendments would be prospectively as of the earliest date practicable. The standard is effective on January 1, 2019. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements and footnote disclosures.

3.
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

5.
In August 2017, the FASB issued ASU No. 2017-12 (Topic 815) Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities, which expands an entity's ability to hedge financial and nonfinancial risk components and amends how companies assess effectiveness as well as changes the presentation and disclosure requirements. The new standard is to be applied on a modified retrospective basis and is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the impact of adoption on the Consolidated Financial Statements.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

4.
In August 2017, the FASB issued ASU No. 2017-12 (Topic 815) Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities, which expands an entity's ability to hedge financial and nonfinancial risk components and amends how companies assess effectiveness as well as changes the presentation and disclosure requirements. The new standard is to be applied on a modified retrospective basis and is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the impact of adoption on the Consolidated Financial Statements.

NOTE 3:	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2018	2017

Government authorities	$32	$27
Prepaid expenses	27	25
Lease deposits	29	4
Others	13	18

	$101	$74

NOTE 4:	PROPERTY AND EQUIPMENT

	December 31,
	2018	2017
Cost:

Computers and peripheral equipment	$1,048	$1,037
Office furniture and equipment	190	190
Leasehold improvements	31	28

	1,269	1,255
Accumulated depreciation:

Computers and peripheral equipment	1,021	962
Office furniture and equipment	172	170
Leasehold improvements	16	16

Accumulated depreciation	1,209	1,148

Depreciated cost	$60	$107

The depreciation expense for the years ended December 31, 2018, 2017 and 2016 amounted to $61, $77 and $68, respectively.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:         ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2018	2017

Employees and payroll accruals	$304	$579
Institutions and income tax payable	130	119
Accrued expenses	1,950	1,573
Related parties	10	12

	$2,394	$2,283

NOTE 6:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Group leases office space through operating leases. The facilities of the Company and  its subsidiaries are leased for periods ending February 2019. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2018 is $25.

In February 2019, The Company entered into a monthly basis non-obligated lease contract with a monthly rental charge.

b.	Royalty commitments:

The Company is committed to pay royalties to Israel Innovation Authority ("IIA"), formerly known as the Office of the Chief Scientist, of the Ministry of Industry, Trade and Labor of the Government of Israel on proceeds from sales of products resulting from the research and development projects in which the IIA participated. In the event that development of a specific product in which the IIA participated is successful, the Company will be obligated to repay the grants through royalty payments at the rate of 3% to 5% based on the sales of the Company, up to 100%-150% of the grants received linked to the dollar. Grants received after January 1999 are subject to interest at a rate equal to the 12 months LIBOR rate. The obligation to pay these royalties is contingent upon actual sales of the products and, in the absence of such sales, no payment is required.

As of December 31, 2018, the Company had a contingent liability to pay royalties in the amount of approximately $ 8,289 plus interest for grants received after January 1999.

The Company has paid or accrued royalties in its cost of revenues relating to the repayment of such IIA grants in the amount of $ 66, $ 92 and $ 112 for the years ended December 31, 2018, 2017 and 2016, respectively.

c.	Claims and demands:

1.	Claims related to discontinued operations:

The Company is a party to various tax claims that arose in TABS Brazil.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

In August 2007, the Company’s Brazilian subsidiary, TABS Brazil, was ordered by the Labor Law Court in Brazil to pay approximately $43 to one of its former employees. Such amount bears a 1% interest rate per month from the date that the claim was filed. Accordingly, the Company recorded a provision of approximately $54 in respect of such claims in accordance with ASC 450, "Contingencies", based on advice of its legal counselor. As of December 31, 2018, total claims related to discontinued operations amounted to $163.

2.
The Israeli Government, through the Fund for Encouragement of Marketing Activities, awarded C. Mer Industries Ltd. ("C. Mer"), the former parent of the Company grants for participation in foreign marketing expenses, partially related to the Company's marketing activities for the years 1996 - 1998. During 2012, the Company received through an affiliated company a demand with respect to the reimbursement of above-mentioned grants. As of December 31, 2018, and 2017, the Company provided an adequate provision with respect to this demand.

d.	Guarantees:

The Company provided a bank guarantee in the amount of $56 to secure its obligations under one of its lease agreements.

NOTE 7:         TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rates:

Generally, income of Israeli companies is subject to corporate tax. The corporate tax rate in Israel, effective as of January 1, 2018, is 23%, compared with 24% in 2017 and 25% in 2016.

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

NOTE 7:         TAXES ON INCOME (Cont.)

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

As of December 31, 2018, the Company chose not to adopt this amendment, but may elect to do so in the future.

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

NOTE 7:         TAXES ON INCOME (Cont.)

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

The Amendment also prescribes special tax tracks for technological enterprises, which are subject to rules that are to be issued by the Minister of Finance.

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

NOTE 7:         TAXES ON INCOME (Cont.)

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

The Company has received final tax assessments through the tax year of 2014.

b.	Income taxes on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

c.	Tax Reform in the U.S:

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Act”), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018.

At December 31, 2017, the Company re-measured its U.S. deferred tax assets and liabilities, based on the new rates at which they are expected to reverse in the future. The tax benefit recorded in 2017, related to the re-measurement of the deferred tax balance was $52.

d.	Net operating loss carry-forwards:

As of December 31, 2018, the Company, its subsidiaries in Hong Kong and in the U.S had an estimated total amount of available carry-forward tax losses of approximately $28,000, $580, $630, respectively, to offset against future taxable profits. The operating tax loss carry-forwards in Israel may be offset indefinitely against operating income. In addition, as of December 31, 2018, the Company had capital losses in the amount of approximately $473 that can be carried forward indefinitely.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:         TAXES ON INCOME (Cont.)

MTS IntegraTRAK, the Company’s U.S. subsidiary, is subject to U.S. income taxes. Total net operating loss carry-forwards of approximately $630 as of December 31, 2018, will expire in the years 2021 to 2028. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. Such annual limitation may result in the expiration of net operating losses before utilization.

e.	Deferred income taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group's deferred tax liabilities and assets are as follows:

	December 31,
	2018	2017
Deferred tax asset (liability):

Tax loss carry-forwards	$6,681	$5,936
Allowances for doubtful accounts and accruals for employee benefits	74	101
Intangible assets	28	38
Depreciation, accruals for interest and other	533	695

Deferred tax asset before valuation allowance	7,316	6,770
Goodwill	(791)	(785)
Valuation allowance	(6,706)	(6,131)

Deferred tax liability, net	$(181)	$(146)

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

NOTE 7:         TAXES ON INCOME (Cont.)

f.
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2018	2017	2016

Loss before taxes on income, net, as reported in the statements of operations from continuing operations	$(840)	$(411)	$(881)

Tax rates	23%	24%	25%

Theoretical tax benefit	$(193)	$(99)	$(220)

Decrease in taxes resulting from:

Non– deductible expenses	37	24	57
Loss and timing differences for which no deferred tax was provided	187	50	195
Tax adjustment in respect of different tax rate of subsidiaries	6	12	29
Changes in provision for uncertain tax positions	9	4	2

Taxes on income, net, as reported in the statements of operations	$46	$(9)	$63

g.	Loss before income (expense) taxes is comprised as follows:
	Year ended December 31,
	2018	2017	2016

Domestic	$(803)	$(351)	$(923)
Foreign	(37)	(60)	42

	$(840)	$(411)	$(881)

h.	Taxes on income are comprised as follows:

	Year ended December 31,
	2018	2017	2016

Current	$11	$11	$4
Deferred	35	(20)	59

	$46	$(9)	$63

Foreign	$46	$(12)	$63
Domestic	-	3	-

	$46	$(9)	$63

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:         TAXES ON INCOME (Cont.)

i.	As of December 31, 2018, the Company recorded a liability for unrecognized tax benefits of $148. A reconciliation of the opening and closing amounts of unrecognized tax benefits is as follows:

	2018	2017

Balance as of beginning of the year	$139	$135
Cumulative translation adjustments and other	9	4

Balance at the end of the year	$148	$139

NOTE 8: RELATED PARTY TRANSACTIONS AND BALANCES

a.
The Company receives certain services from C. Mer, a publicly traded company. Mr. Chaim Mer, the Company's chairman of the board and Mr. Isaac Ben Bassat, a former director of the Company, are members of the controlling group of C. Mer. These services include reimbursement for shared expenses related to a commercial insurance policy. For the years ended December 31, 2016, 2015 and 2014, the Company paid or accrued $12, $11 and $11, respectively, with respect to the above-mentioned expenses. In 2012 MTS Ltd. engaged with Mer Telecom Ltd., a subsidiary of C. Mer, in a deployment of its mobile financial services ("MFS") solution for a customer in Africa and completed the deployment in 2013. The Company recorded revenues with respect to this agreement in the amount of $0, $0 and $14 in 2018, 2017 and 2016, respectively.

From January 1, 2009 until September 2011, as part of the acquisition of certain assets and liabilities of AnchorPoint, Inc., the Company received certain services from Data Distributors Inc., a company controlled by Mr. Roger Challen, a director of the Company and the controlling shareholder of the Info Group Inc., a beneficial owner of 9.48% of the Company's Ordinary shares as of December 31, 2018. These services include reimbursement for shared expenses, development and IT services, other administrative services. Expenses recognized with respect to the above-mentioned services were approximately $10, $2 and $9 for the years ended December 31, 2018, 2017 and 2016, respectively. In addition, the Company rents an office in Powder Springs, Georgia, from Mr. Challen, under a month-to-month lease. In each of the years ended December 31, 2018, 2017 and 2016, the Company paid or accrued $56 with respect to the above-mentioned rent expenses.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: RELATED PARTY TRANSACTIONS AND BALANCES

b.	Balances and transactions with related parties were as follows:

1.	Balances with related parties:

	December 31,
	2018	2017

Other accounts payable and accrued expenses (Note 5)	$10	$12

Other accounts payable and accrued expenses (Note 5) (*)	$-	$62

(*) The Company recorded in 2017 a compensation provision for two of the Company's officers who terminated their employment during 2017, and were paid in 2018.

2.	Transactions with related parties:

	Year ended December 31,
	2018	2017	2016

Revenues derived from a related party	$-	$-	$14

Amounts charged by related parties:

Cost of revenues	$37	$33	$36
Operating expenses	148	197	142

	$185	$230	$178

NOTE 9:         SHAREHOLDERS' EQUITY

a.	Share capital:

The Ordinary shares entitle their holders the right to receive notice to participate in and vote at general meetings of the Company and the right to receive cash dividends, if declared.

On May 16, 2016, the Company issued in a private placement to certain of its shareholders an aggregate of 216,158, Ordinary shares, for an aggregate amount of $700, out of which, an aggregate of $400 was invested by former Vexigo shareholders, out of the outstanding amount owed to them.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:         SHAREHOLDERS' EQUITY (Cont.)

In March 2017, the Company issued 20,767 Ordinary shares to a consultant as finder fees for the Vexigo acquisition upon the exercise of warrants he was issued as compensation for his services.

On August 14, 2017, the Company issued in a private placement to certain of its shareholders an aggregate of 200,803, Ordinary shares for an aggregate amount of $400, pursuant to a share purchase agreement.

In August 2017, the Company converted $1,220 of debt to Vexigo former shareholders incurred in connection with the acquisition of Vexigo into warrants to acquire 400,000 of Ordinary shares. The warrants have a term of five years and are exercisable without any additional consideration commencing on the second anniversary of their issuance. During the two years period following issuance, the Company has an option to purchase all or a portion of such warrants at a price per warrant of $3. Following such debt conversion, the Company currently does not have any outstanding debt in connection with the Vexigo acquisition.

On September 6, 2017, The Company effected a one-for-three reverse split of Ordinary shares. The reverse split entailed the exchange of one Ordinary share, NIS 0.03 nominal value per share for three Ordinary shares, NIS 0.01 nominal value. No fractional shares were issued as a result of the reverse split. The reverse split reduced the number of outstanding Ordinary shares from 9,356,652 Ordinary shares to 3,118,884 Ordinary shares.

Historical stock information was adjusted to retroactively reflect the one for three Ordinary share reverse split implemented in September 2017.

In June 2018, the Company issued 175,439 Ordinary shares for an aggregate amount of $188, to Alpha Capital Anstalt, an institutional investor, pursuant to a Purchase Agreement.

In October 2018, the Company issued a newly-created class of 1,315,789 convertible preferred shares for an aggregate amount of $1,353, to Alpha Capital Anstalt, an institutional investor, pursuant to a Purchase Agreement.

The preferred shares confer the following rights upon their holders: (i) equal rights to receive dividends, if and when distributed, whether in cash or any other manner, and to participate in a distribution of bonus shares, if and when distributed, on an as-converted basis), (ii) equal right to participate in a distribution of the Company’s assets available for distribution, in the event of liquidation or winding-up of the Company, on an as-converted basis, (iii) a right of conversion into Ordinary Shares as described below and (iv) equal rights to vote on all matters submitted to a vote of the Ordinary Shares (on an as-converted basis, up to the beneficial ownership limitation described below, to the extent applicable).

Each Preferred Share is convertible, at any time and from time to time at the option of the shareholder thereof, into such number of Ordinary Shares determined by dividing the Per Preferred Share Purchase Price ($1.14, subject to adjustments) by the conversion price then in effect (the “Conversion Rate”).  The initial Conversion Rate is 1:1. As to Alpha Capital Anstalt, from the closing date of the Alpha Capital SPA and until 36 months from the closing date, if and whenever the Company issues or sells Ordinary Shares or Ordinary Shares equivalents  for a consideration per share that is less than the conversion price then in effect, or the Discounted Per Ordinary Share Purchase Price, and which is not an exempted issuance, then immediately after such dilutive issuance, the conversion price shall be reduced to equal the Discounted Per Ordinary Share Purchase Price, but in no event shall the conversion price become lower than the greater of (i) $US 0.10 or (ii) 20% of the closing price on the trading day immediately prior to the date of the Alpha Capital SPA.

The Company Articles provide that it shall not affect any conversion of the Preferred Shares to the extent that, after giving effect to the conversion, the applicable shareholder would beneficially own in excess of the Beneficial Ownership Limitation. The “Beneficial Ownership Limitation” is defined a 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon conversion of Preferred Shares held by the applicable shareholder. The applicable shareholder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions applicable to its Preferred Shares. Any such increase or decrease in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company and shall only apply to such shareholder.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:         SHAREHOLDERS' EQUITY (Cont.)

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

At the Company's 2013 annual general meeting, the Company’s shareholders approved amendments to the 2003 Plan. The amendments included, among others, the extension of the 2003 Plan term by ten years so that the 2003 Plan will expire on November 30, 2023, unless further extended and the increase of the number of ordinary shares issuable under the 2003 Plan by an additional 166,666 Ordinary shares, so that the Company is entitled to issue up to 315,652 Ordinary shares under the 2003 Plan. In August 2016, the Company’s shareholders approved a further increase of the number of Ordinary shares issuable under the 2003 Plan by an additional 166,667 Ordinary shares, so that the Company is entitled to issue up to 482,319 Ordinary shares under the 2003 Plan.
In June 2006, the Company adopted its 2006 Stock Option plan (the "2006 Plan"), intended to grant options to officers, employees and directors of MTS IntegraTRAK or any subsidiary of the Company in an amount of up to 66,667 of the Company's Ordinary shares. Each option granted under the 2006 Plan may be either an option intended to be treated as an "incentive stock option", within the meaning of section 422 of the Internal Revenue Code of 1986, as amended, or an option that will be treated as a "non-qualified stock option".

At the Company's 2011 annual general meeting, shareholders approved an amendment to the 2006 Plan to provide for the issuance of an additional 66,666 Ordinary shares and to increase the total number of Ordinary shares with respect to which options may be granted to any eligible employee during any twelve months period to 50,000 Ordinary shares, subject to adjustment as provided in the 2006 Plan.

At the Company's 2013 annual general meeting, the Company’s shareholders approved an amendment to the 2006 Plan to provide for the issuance of an additional 50,000 Ordinary shares, such that the Company will be entitled to issue options to purchase up to 183,333 Ordinary shares under the 2006 Plan. Each option granted under the 2006 Plan is exercisable until the earlier of five years from the date of the grant of the option or the expiration dates of the option plan. The exercise price of the options granted under the 2006 Plan may not be less than the fair market value of an Ordinary share determined as of the date of grant of the option.

On October 1, 2017 the Company authorized an options grant to its new CEO, to acquire 116,667 ordinary shares under 2003 Israeli Share Option Plan. These options vest over a period of four years (25% vesting on October 1, 2018 and an additional 12.5% vesting every six months for the following three years), subject to the fulfillment of a condition to vesting.  The condition to vesting will be fulfilled in the event the closing price of the Company’s Ordinary shares is equal to or higher than a price per share of $4.5 three month for a consecutive period. The exercise price per share of the options is $2.16 (the closing price per share of the Company’s Ordinary shares on the NASDAQ Capital Market on September 28, 2017, the date of the Company’s Board of Directors’ approval of the terms). In addition, in the event of an M&A or reverse merger transaction (where current shareholders will hold less than 50% of the shares of the company) and if the CEO will not continue to serve as the CEO of the company (or is released during the six-month period following the closing of the transaction), 50% of all of the unvested options will become vested. The options are due to expire on October 1, 2027, unless earlier terminated pursuant to the terms of our 2003 Israeli Share Option Plan.

As of December 31, 2018, 429,951 Ordinary shares are available for future option grants under the Company’s plans.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:         SHAREHOLDERS' EQUITY (Cont.)

c.	A summary of option activity under the Company's stock option plans to its employees as of December 31, 2018, and changes during the year ended December 31, 2018, are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2018	272,047	$3.58	5.41	$-
Granted	-	$-	-	$-
Exercised	-	$-	-	$-
Expired and forfeited	(117,047)	$1.49	-	$-

Outstanding at December 31, 2018	155,000	$5.16	8.01	$-

Exercisable at December 31, 2018	11,667	$1.38	0.59	$-

The weighted average grant-date fair value of options granted during 2017 and 2016 was $1.67 and $2.75 per option respectively.

The total compensation cost related to options granted to employees under the Company's share-based compensation plans recognized for the years ended December 31, 2018, 2017 and 2016 amounted to $90, $1 and $205, respectively.

As of December 31, 2018, there was $153 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:         SHAREHOLDERS' EQUITY (Cont.)

d.	Total stock-based compensation expenses recognized in 2018 and 2017:

The total stock-based compensation expense related to employees' equity-based awards, recognized for the years ended December 31, 2018, 2017 and 2016, was comprised as follows:

	Year ended December 31,
	2018	2017	2016

Cost of revenues	$-	$4	$8
Research and development	1	5	30
Selling and marketing	-	5	12
General and administrative	89	(13)	155

	$90	$1	$205

e.	Options to non-employees:

Issuance date	In connection with	Number of options granted	Options exercisable	Exercise price per share	Exercisable through

April 1, 2015	consultant	26,667	-	2.64	April 2020

Our former CEO, Mr. Lior Salansky currently serves as a consultant to the Company’s Board of Directors and agreed to provide his consulting services in consideration for the extension of the option granted to him on April 1, 2015 (which became fully vested on April 1, 2016) to acquire 26,667 Ordinary shares under our 2003 Plan. Total stock-based compensation expense related to non-employees' equity-based awards, recognized in 2016 was $18.

NOTE 10:      SUBSEQUENT EVENT

Alpha Capital Anstalt exercised its green shoe option in part on March 29, 2019 and purchased 109,649 convertible preferred shares in consideration of $125.

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MER TELEMANAGEMENT SOLUTIONS LTD.

By:	/s/ Roy Hess
Roy Hess
Chief Executive Officer

Dated: April 08, 2019