Form 20-F
period 2019-12-31
MER TELEMANAGEMENT SOLUTIONS LTD
filed 2020-03-26
CIK 1025561

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

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
15 Hatidhar Street, Ra’anana 4366517, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, NIS 0.03 Par Value	MTSL	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,612,408 Ordinary Shares as of December 31, 2019.

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

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.           Selected Financial Data

The following selected consolidated financial data for and as of the five years ended December 31, 2019 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP.  Our audited consolidated financial statements for the three years ended December 31, 2019 and as of December 31, 2018 and 2019 appear elsewhere in this annual report.  Our selected consolidated financial data as of December 31, 2015, 2016 and 2017 and for the years ended December 31, 2015 and 2016 have been derived from audited consolidated financial statements not included in this annual report. In June 2018, we sold the assets relating to our former Vexigo online video advertising solution business to an unaffiliated third party for $250,000. Following the sale on June 1, 2018, Vexigo Ltd ceased its business operations. The results of the discontinued operations including prior periods' comparable results, assets and liabilities have been retroactively included in discontinued operations.The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects,” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Operations Data:
	Year Ended December 31,
	2019	2018	2017	2016	2015
	(U.S. dollars in thousands, except share and per share data)
Revenues	$5,193	$5,861	$6,773	$7,551	$7,695
Cost of revenues	1,857	2,149	2,058	2,708	3,068
Gross profit	3,336	3,712	4,715	4,843	4,627
Research and development	545	825	1,645	1,754	1,278
Selling and marketing	817	1,471	1,529	1,765	2,005
General and administrative	2,144	2,239	1,966	2,207	2,583
Operating loss	(170)	(823)	(425)	(883)	(1,239)

Financial income (expenses), net	(18)	(17)	14	2	6
Loss before taxes on income	(188)	(840)	(411)	(881)	(1,233)
Taxes on income (benefit), net	4	46	(9)	63	66
Net loss from continuing operations	(192)	(886)	(402)	(944)	(1,299)
Net income (loss) from discontinued operations	57	(284)	(1,366)	(4,277)	(3,440)
Net loss	$(135)	$(1,170)	$(1,768)	$(5,221)	$(4,739)
Basic and diluted net loss per share from continuing operations	$(0.04)	$(0.26)	$(0.13)	$(0.33)	$(0.54)
Basic and diluted net loss per share from discontinued operations	$0.01	$(0.08)	$(0.46)	$(1.52)	$(1.44)
Basic and diluted net loss per share	$(0.03)	$(0.34)	$(0.59)	$(1.85)	$(1.98)
Weighted average number of ordinary shares used in computing basic net loss per share	5,013,374	3,435,161	2,991,547	2,817,427	2,391,664
Weighted average number of ordinary shares used in computing diluted net loss per share	5,013,374	3,435,161	2,991,547	2,817,427	2,391,664

Balance Sheet Data:
	As of December 31,
	2019	2018	2017	2016	2015
	(in thousands)
Working capital (deficiency)*	$503	$(376)	$(1,474)	$(2,736)	$(737)
Total assets	8,043	7,523	8,646	12,288	22,024
Shareholders’ equity	3,105	2,403	1,712	1,860	6,149
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

Our audited financial statements for the year ended December 31, 2019, were prepared under the assumption that we would continue our operations as a going concern. Our independent registered public accounting firm has included a “going concern” explanatory paragraph in its report on our financial statements for the year ended December 31, 2019, indicating that we have suffered recurring losses from operations and have a net capital deficiency, which raises substantial doubt about our ability to continue as a going concern. The inclusion of this “going concern” paragraph in our financial statements and the uncertainty concerning our ability to continue as a going concern may adversely affect our ability to obtain future financing and, if obtained, the terms of such financing. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. As of December 31, 2019, we had cash and cash equivalents of $1.7 million and a working capital of $503,000.  We expect that our cash position will be reduced during the first quarter of 2020. Without additional funds from private or public offerings of debt or equity securities, sales of assets, sales or licenses of intellectual property or technologies, or other transactions, we will exhaust our resources and will be unable to continue operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

We have incurred operating losses in each of the past four years and may not regain profitability in the future. We anticipate that we will need additional funding. If we are unable to raise capital, we will be forced to reduce or eliminate certain of our operations.

We have incurred operating losses in each of the last five years and may not be able to regain profitable operations in the future or generate positive cash flows from operations. Our continued losses have resulted in our having a working capital deficiency in the past four years. To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations in the future, and as a result, there is substantial doubt about our ability to continue as a going concern. During 2019, we had negative operating cash flows and as of December 31, 2019, our cash and cash equivalents were $1.7 million.

During 2019, we implemented a significant cost reduction program, mainly by a reduction in the number of employees and educed lease expenses.  In addition, we are continuing our efforts to identify and approach a potential M&A candidate in order to enhance shareholder value.

              Such an M&A opportunity may not be available to us, or, if available, may not be on terms satisfactory to us.  If adequate funds are not available to us, our results of operations and financial condition will be adversely affected and we will be forced to reduce the scope of, or eliminate certain of our operations. Even if we are able to continue to finance our business, the sale of additional equity will result in dilution to our current shareholders and the incurrence of debt could require us to grant a security interest in our assets. If we raise additional funds through the issuance of debt securities, these securities may have rights senior to those of our ordinary shares and could contain covenants that could restrict our operations. In addition, we may require additional capital beyond our currently forecasted amounts to achieve profitability.

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

We may not be successful in our efforts to seek a merger candidate that will allow us to grow our company and continue in business, in which case we may be unable to continue to operate our current business or maintain our listing on the NASDAQ Capital Market..

 We are currently seeking a potential merger candidate to allow us to continue in business. We may be unsuccessful in our efforts to find a suitable target business or complete a business combination. Our ability to complete a business combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks which may arise.  If we do not complete a business combination in a timely manner, we may be unable to support our current business or maintain our listing on the NASDAQ Capital market.

Our efforts to reduce expenses, could disrupt our business and may not be successful.

As part of our strategy to return to profitable operations we determined to reduce our operational expenses across the company and to eliminate our non-profitable operations. We are now focused on our core businesses, TEM and call accounting. We must manage our employees, operations, finances, research and development and capital investments efficiently. If we fail to appropriately coordinate across our executive, engineering, finance, human resources, legal, marketing, sales, operations and customer support teams, our productivity and the quality of our solutions may be adversely affected and our results of operation will be negatively impacted.

We derive a significant portion of our revenues from TEM call accounting solutions, whose revenues have declined in recent years.

A significant portion of our revenues is derived from our TEM call accounting solutions, the sales of which have stable in the past years and call accounting solutions, whose revenues have declined each year from 2006 through 2014 and from 2016 through 2019. Revenues for these products may not grow or stabilize in the future. If the market for our TEM solutions fails to grow or stabilize in the future, our business, operating results and financial condition would be adversely affected.  Our future financial performance will be dependent to a substantial degree on the successful introduction, marketing and customer acceptance of our current and future TEM call accounting solutions.

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

The current novel strain of coronavirus (COVID-19) and any other pandemic, epidemic or outbreak of an infectious disease may adversely affect our business.

If a pandemic, epidemic or outbreak of an infectious disease occurs in the United States, Israel or elsewhere, our business may be adversely affected. In December 2019, COVID-19 was identified in Wuhan, China. This virus continues to spread globally and as of March 2020, has spread to over 100 countries, including the United States and Israel. The spread of COVID- has resulted in the World Health Organization declaring the outbreak of COVID-19 as a “pandemic.” Many countries around the world have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus.  The Government of Israel now requires all travelers arriving in Israel ed to remain in home quarantine until 14 days have passed since the date of entry into Israel. Non-Israeli residents will be required to prove they have the means to self-quarantine before being allowed entry into Israel. In addition, gatherings of 10 or more people in one place have been restricted, schools have been closed and employees are being asked to work remotely.

We currently anticipate that the COVID-19 outbreak will have a negative effect on our operations. The restrictions imposed as a result of the outbreak are likely to cause operating difficulties, OVID -19 will likely have a negative impact on our ability to generate revenues causing order cancellations, delays and the inability of certain of our sales and support teams to travel and/or meet with customers or provide on-site services. As a result, our business and operating results will be negatively affected.The extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

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

During the third quarter of 2019, we identified impairment indicators and conducted impairment analysis in connection with our TEM business. Accordingly, we recorded impairment losses for the goodwill assigned to the Enterprise reporting unit for the year ended December 31, 2019 in the amount of $254,000. Future declines in the results of this segment and other factors could cause us to record an impairment of all or a portion of the relevant goodwill in the future. We may not be able to achieve our business targets for businesses we previously acquired or will acquire in the future, which could result in our incurring additional goodwill and other intangible assets impairment charges. Further declines in our market capitalization increase the risk that we may be required to perform another goodwill impairment analysis, which could result in an impairment of up to the entire balance of our goodwill.

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

During periods of slowing economic activity, our customers may reduce their demand for our products, technology and professional services, which would reduce our sales, and our business, operating results and financial condition may be adversely affected. Economic challenges may develop, including threatened sovereign defaults, credit downgrades, restricted credit for businesses and consumers and potentially falling demand for a variety of products and services. These developments, or the perception that any of them could occur, could result in longer sales cycles, slower adoption of new technologies and increased price competition for our products and services. We could also be exposed to credit risk and payment delinquencies on our accounts receivable, which are not covered by collateral. In particular, there is currently significant uncertainty about the future relationship between the U.S. and various other countries, with respect to trade policies, treaties, government regulations, and tariffs. For example, the recent imposition of tariffs and/or changes in tariffs on various products by the U.S. and other countries, including China and Canada, have introduced greater uncertainty with respect to trade policies and government regulations affecting trade between the U.S. and other countries, and new and/or increased tariffs have subjected, and may in the future subject, us to additional costs and expenditure of resources. Major developments in trade relations, including the imposition of new or increased tariffs by the U.S. and/or other countries, and any emerging nationalist trends in specific countries could alter the trade environment and consumer purchasing behavior which, in turn, could have a material effect on our financial condition and results of operations. While the U.S. and China recently signed a “phase one” trade deal on January 15, 2020 to reduce planned increases to tariffs, concerns over the stability of bilateral trade relations remain. In addition, the UK’s exit from the European Union on January 31, 2020, known as Brexit, and the ongoing negotiations of the future trading relationship between the UK and the European Union during the transition period set to end December 31, 2020 have yet to provide clarity on what the outcome will be for the UK or Europe. Changes related to Brexit could subject us to heightened risks in that region, including disruptions to trade and free movement of goods, services and people to and from the UK, disruptions to the workforce of our business partners, increased foreign exchange volatility with respect to the British pound and additional legal, political and economic uncertainty. If these actions impacting our international distribution and sales channels result in increased costs for us or our international partners, such changes could result in higher costs to us, adversely affecting our operations, particularly as we expand our international presence.

If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets, remain uncertain or weaken, our business, operating results and financial condition may be adversely affected.

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

We are based in Israel and generate a large percentage of our sales in the United States.  Our sales in the United States accounted for 78.7%, 81.3% and 83% of our total revenues for the years ended December 31, 2017, 2018 and 2019, respectively (excluding our discontinued operations). We may not be able to maintain or increase international market demand for our products.  To the extent that we cannot do so in a timely manner, our business, operating results and financial condition will be adversely affected.

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

A party who is able to compromise the security measures on our networks or the security of our infrastructure could, among other things, misappropriate our proprietary information and the personal information of our customers and employees, cause interruptions or malfunctions in our or our customers’ operations, cause delays or interruptions to our ability to meet customer needs, cause us to breach our legal, regulatory or contractual obligations, create an inability to access or rely upon critical business records or cause other disruptions in our operations. These breaches may result from human errors, equipment failure, or fraud or malice on the part of employees or third parties. Our exposure to cybersecurity threats and negative consequences of cybersecurity breaches will likely increase as we store increasing amounts of customer data. Additionally, as we increasingly market the security features in our data centers, our data centers may be targeted by computer hackers seeking to compromise data security.

We expend significant financial resources to protect against such threats and may be required to further expend financial resources to alleviate problems caused by physical, electronic, and cyber security breaches. As techniques used to breach security are growing in frequency and sophistication and are generally not recognized until launched against a target, regardless of our expenditures and protection efforts, we may not be able to implement security measures in a timely manner or, if and when implemented, these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, loss of existing or potential future customers, harm to our reputation and increases in our security costs, which could have a material adverse effect on our financial performance and operating results.

In the event of a breach resulting in loss of data, such as personally identifiable information or other such data protected by data privacy or other laws, we may be liable for damages, fines and penalties for such losses under applicable regulatory frameworks despite not handling the data. Furthermore, if a high-profile security breach or cyber-attack occurs with respect to another provider of mission-critical data center facilities, our customers and potential customers may lose trust in the security of these business models generally, which could harm our reputation and brand image as well as our ability to retain existing customers or attract new ones. In addition, the regulatory framework around data custody, data privacy and breaches varies by jurisdiction and is an evolving area of law. We may not be able to limit our liability or damages in the event of such a loss.

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

In October 2017, we announced the appointment of Roy Hess as our chief executive officer. Mr. Hess replaced Mr. Alon Mualem who served as interim chief executive officer since February 2017. Prior to Mr. Hess’s appointment and since May 2014, four persons served as either our chief executive officer, or interim chief executive officer. Appointment. Ofira Bar replaced Alon Mualem as our Chief Financial Officer in May 2018. In July 2019 we announced that Mr. Hess will devote 50% of his time to the affairs of the company. This reduction is in line with our ongoing efforts to control and reduce expenses and manage our cash reserves.

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

On May 7, 2018 we received a Nasdaq Staff Determination letter indicating that the we had failed to comply with the continued listing requirement that it maintain either a minimum of $2,500,000 in stockholders’ equity, or $35,000,000 market value of listed securities, or $500,000 of net income from continuing operations for the most recently completed fiscal year, or two of the three most recently completed fiscal years, as set forth in Nasdaq Marketplace Rule 5550(b)(1) and that the Nasdaq Staff was reviewing the company’s eligibility for continued listing on the Nasdaq Capital Market. In accordance with Nasdaq Marketplace Rule 5810(c)(2)(A), we submitted a plan to regain compliance and on July 27, 2018 the staff of the Listing Qualifications Department granted us an extension to regain compliance with the Nasdaq rule.

Subsequently, we implemented various cost-cutting measures and received proceeds of $1.7 million from the sale of ordinary shares and a newly created class of convertible preferred shares. We disclosed that as a result of these actions we believed that we had regained compliance with the Nasdaq rule. Based on such disclosure, the Nasdaq Staff notified the company on December 6, 2018, that it had regained compliance with the rule, but noted that if we failed to evidence compliance upon filing its periodic report for the year ended December 31, 2018, we may be subject to delisting. On April 8, 2019, we filed our annual report on Form 20-F for the year ended December 31, 2018, reporting shareholders’ equity of $2,403,000. The Form indicated in a subsequent event footnote that we had sold additional securities subsequent to the year-end and received $125,000 in additional equity. Upon review, the Staff determined that we no longer comply with the Nasdaq rule. The company’s securities were subject to removal from listing and registration on the Nasdaq Stock Market, pending an appeal.

On May 14, 2019, we requested a hearing before the Nasdaq Hearing Panel seeking to appeal the determination  of the staff of  the  Qualifications Department of the Nasdaq Stock Market to remove the company's securities from listing and registration on the Nasdaq Stock Market.

On July 1, 2019, we were notified by Nasdaq that our company has evidenced full compliance with all criteria for continued listing on The Nasdaq Capital Market, including the applicable stockholders’ equity requirement. Nasdaq’s determination followed an investment by an institutional investor via the partial exercise of its greenshoe option and purchase of 438,597 convertible preferred shares in MTS for $500,000.

The Nasdaq Hearing Panel indicated that they would continue to monitor the company’s ongoing compliance with the minimum stockholders’ equity threshold, through July 1, 2020, and, if we were to fall below the minimum threshold, we would be subject to delisting, but would also be entitled to request another hearing before the panel. Such request would stay any delisting action by Nasdaq pending the ultimate outcome of the hearing.

Currently, in the midst of the coronavirus crisis based market decline our closing bid price per share has been under $1.00 again and if the bid price for our shares remains below $1.00 for 30 consecutive trading days, we may receive another notice of noncompliance and should be provided at least 180 days to regain compliance. We could fail to meet this, or other Nasdaq continued listing requirements and fail to cure such noncompliance, resulting in the delisting of our ordinary shares from Nasdaq. If we are delisted from Nasdaq, trading in our ordinary shares would be conducted on a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

A few of our shareholders who are also members of our Board, may have a significant influence over our business prospects. Future disagreements among these Board members may delay or prevent certain business developments.

Mr. Haim Mer, the Chairman of our Board of Directors, and his wife, Mrs. Dora Mer, currently beneficially own approximately 14.16% of our outstanding ordinary shares. Following its investment in our Ordinary Shares and Preferred Shares, Alpha Capital currently holds 9.99% of the voting rights at meetings of our shareholders (due to a blocker implemented in our Articles as more fully explained herein), but did not appoint any of its representatives to our Board. As a result, each of these shareholders has a significant influence over the election of our Board of Directors. Any future disagreements between our board members in connection with our business and affairs, including with respect to any determinations relating to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends, may delay or prevent certain of these developments and thereby harm our future prospects and results of operations.  This concentration of ownership may also adversely affect our share price, especially if these shareholders sell substantial amounts of our ordinary shares.  Our current officers and directors beneficially own, collectively, 540,641 ordinary shares, or approximately 14.16% of our outstanding shares.

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

For U.S. federal income tax purposes, we may be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) for the taxable year produce or are held for the production of passive income. We believe that we were not a PFIC in 2019 and we do not expect to become a PFIC in future years. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. For more information please see “Item 10. Additional Information – E. Taxation - United States Federal Income Taxation – Passive Foreign Investment Companies.”

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

We report our financial results in dollars, while a significant portion of our expenses, primarily salaries, are paid in NIS.  Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS.  The appreciation of the NIS against the U.S. dollar will result in an increase in the U.S. dollar cost of our NIS expenses.  We are also influenced by the timing of, and the extent to which, any increase in the rate of inflation in Israel over the rate of inflation in the United States is not offset by the devaluation of the NIS in relation to the dollar.  Our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel.  In the past, the NIS exchange rate with the dollar and other foreign currencies had fluctuated, generally reflecting inflation rate differentials.  We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS against the dollar. The current COVID-19 outbreak and government programs related to the outbreak may also affect the rate of inflation.  If the U.S. dollar cost of our operations in Israel increases, our dollar measured results of operations will be adversely affected.  From time to time, we engage in currency-hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our financial position and results of operations.  However, any such hedging transaction may not materially reduce the effect of fluctuations in foreign currency exchange rates on such results.

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

In September 2018, we entered into a Securities Purchase Agreement, or the Alpha Capital SPA, with Alpha Capital Anstalt, or Alpha Capital, an institutional investor, for the investment in a newly-created class of convertible preferred shares, at a price per preferred share of $1.14. The price per share was determined based on a 15% discount to the volume weighted average price of our ordinary shares for the three trading days preceding the signing of the term sheet with Alpha Capital in June 2018. In June 2018, Alpha Capital invested $200,000 in consideration for the issuance of 175,439 of our Ordinary Shares. In October 2018, our shareholders approved the Alpha Capital SPA and the transactions contemplated thereby and the adoption of amended and restated articles of association and certain changes to the structure of our board of directors.

The Alpha Capital SPA includes a greenshoe option for further investments by Alpha Capital of up to $1.5 million in the newly created preferred shares at a price per preferred share of $1.14 during the 12 months period following the closing date of the Alpha Capital SPA. On March 29, 2019, Alpha Capital exercised such option in part and purchased an additional 109,649 convertible preferred shares for $125,000. On June 17, 2019, Alpha Capital exercised its greenshoe option in part and purchased 438,597 additional convertible preferred shares in consideration of $500,000. In October 2019, our Board approved the extension of the term of the greenshoe option by six months until April 30, 2020. On December 31, 2019, Alpha Capital exercised its greenshoe option in part and purchased 144,737 additional convertible preferred shares in consideration of $165,000.

We are currently seeking a potential candidate (for either a merger or asset acquisition) to allow us to continue in business. We may be unsuccessful in our efforts to find a suitable target business, or complete a business combination.  If we do not complete a business combination in a timely manner, we may be unable to support our current business or maintain our listing on the NASDAQ Capital market.

B.           Business Overview

Industry Background

We are a global provider of solutions for telecommunications expense management (TEM), CA and contact center software. Our TEM Suite helps organizations reduce operational expenses, improve productivity and optimize networks and services associated with communications networks and information technology.

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

We recently entered the field of Omnichannel Contact Center Software ("Omnins"). Omnis provides both a reporting tools and additional connectivity features allowing the customer also to manage their Call Center operations while using a wide variety of communications channels (voice, emails, chat, social media and more.). Managing real-time, multi-channel interaction is simple with the Omnis Unified Interface, allowing employees to handle different interactions under one Omnichannel Desktop with real-time visibility into customer information, customer journey and previous interactions. Omnis is our brand and although it is not our in-house development, it must be customized by us to each of our clients in order for them to use it with their business processes.

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

We employed 4 persons in sales and marketing and 15 persons in support as of December 31, 2019, as compared to 6 persons in sales and marketing and 16 persons in support as of December 31, 2018 and 10 persons in sales and marketing and 27 persons in support as of December 31, 2017.

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

D.           Property, Plants and Equipment

Our executive offices are located at 15 Hatidhar Street, Ra’anana, Israel. In February 2018, we entered into an extension of a lease for 4,583 square feet that expired in February 2019 at an annual rental charge of approximately $93,000. During February 2019, we entered into all included month-to-month basis lease contract with a monthly rental charge of an approximately $9,700.

We have not yet extended the lease agreement for the offices of our U.S. subsidiary, MTS IntegraTRAK and we are currently in a month-to-month tenancy We previously paid a monthly rental fee of $5,100 for 2,944 square feet of space in River Edge, New Jersey. In addition, we have an office in Powder Springs, Georgia, where we occupy approximately 4,800 square feet of space under a month-to-month lease for a monthly rental fee of approximately $4,700.

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

Background

We were organized under the laws of the State of Israel in December 1995.  Since our initial public offering in May 1997, our ordinary shares have been listed on the NASDAQ Stock Market (symbol: MTSL) and are presently listed on the NASDAQ Capital Market.

During 2019 we operated in one business segments the Enterprise (TEM) Division which relates to the telecom business and includes TEM solutions, CA and services. Due to the significant decline of our Billing business and our focus on the TEM business, at the beginning of 2018 we decided to cease billing activity which was part of the service provider segment till the end of 2017.

 Following the acquisition of Vexigo in April 2015, we operated in another operation-based segment of video advertising. Vexigo sold its business operations to an unaffiliated third party in June 2018. We have wholly-owned subsidiaries in Israel, the United States, Hong Kong and the Netherlands, which act as marketing and customer service organizations in those countries.

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

Our audited financial statements for the year ended December 31, 2019 were prepared under the assumption that we would continue our operations as a going concern. Our independent registered public accounting firm has included a “going concern” explanatory paragraph in its report on our financial statements for the three years ended December 31, 2019, which raises substantial doubt about our ability to continue as a going concern. The inclusion of this “going concern” paragraph in our financial statements and the uncertainty concerning our ability to continue as a going concern may adversely affect our ability to obtain future financing and, if obtained, the terms of such financing. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. Without additional funds from private or public offerings of debt or equity securities, sales of assets, sales or licenses of intellectual property or technologies, or other transactions, we will exhaust our resources and will be unable to continue operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

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

We recently entered the field of Omnichannel Contact Center Software ("Omnins"). Omnis provides both reporting tools and additional connectivity features allowing customers to manage their call center operations while using a wide variety of communications channels (voice, emails, chat, social media and more.). While not developed in-house but purchased from an outside vendor, we must customize it for each of our clients in order for them to use it with their business processes.

  Key Factors Affecting Our TEM Businesses

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

Seasonality

Our operating results from our TEM and call accounting solutions business are generally not characterized by a seasonal pattern except that our volume of sales in Europe is generally lower in the summer months.

Results of Operations

The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2019	2018	2017
Revenues:
Telecom Product sales	17.8%	17.4%	19.3%
Telecom Services	82.2%	82.6	80.7
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Telecom Product sales	7.1	7.3	6.1
Telecom Services	28.6	29.3	24.3
Total cost of revenues	35.7	36.7	30.4
Gross profit	64.2	63.3	69.6
Selling and marketing	15.7	25.1	22.6
Research and development	10.5	14.1	24.3
General and administrative	41.3	38.2	29.0
Operating loss	(3.3)	(14.0)	(6.3)
Financial income (expenses), net	(0.3)	(0.3)	0.2
Loss before taxes on income	(3.6)	(14.3)	(6.1)
Taxes on income (tax benefit)	0.08	0.8	(0.1)
Loss from continuing operations	(3.7)	(15.1)	(5.9)
Net loss from discontinued operations	1.1	(4.8)	(20.2)
Loss	(2.6)	(20.0)	(26.1)

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

Revenue.  Revenues from products and services consist primarily of software license fees, advertising campaigns sales and revenues from services, including managed services, hosting, consulting, maintenance, training, professional services and support.  Revenues decreased by 12% to $5.2 million for the year ended December 31, 2019 from $5.9 million for the year ended December 31, 2018. Revenues from products and services from our wholly-owned U.S. subsidiary, MTS IntegraTrak decreased by 10% to $4.3 million, or 83% of our total revenues, for the year ended December 31, 2019 from $4.8 million, or 81% of our total revenues, for the year ended December 31, 2018.

The decrease in our total revenues in 2019 is mainly attributable to the technological and market changes we face. In order to maintain our operating margins in light of the business pressures that we face we substantially reduced our operating expenses during 2018 and 2019.

Cost of revenues.  Cost of revenues decreased by 10% to $1.9 million for the year ended December 31, 2019 from $2.1 million for the year ended December 31, 2018.  Cost of revenues consist primarily of (i) production costs and payments to subcontractors; (ii) certain royalties and licenses payable to third parties (including Asentinel and the Israel Innovation Authority, formerly known as the Office of the Chief Scientist, of the Ministry of Industry, Trade and Labor of the State of Israel, or the IIA), (iii) professional services costs; and (iv) support costs. Cost of revenues decreased in 2019 mainly due to the layoff of employees and the closing of our office in River Edge, New Jersey as part of the cost reduction plan we implemented during 2019.

Research and Development. Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities, outsourced subcontractor development and other related costs.  Research and development expenses decreased by 38% to $500,000 for the year ended December 31, 2019 from $800,000 for the year ended December 31, 2018. The decrease in research and development expenses is primarily attributable to a cost reduction plan that we implemented during 2019 which included a reduction in the number of research and development personnel and subcontractor. In addition, lease expenses attributed to research and development expenses were decreased due to our move to smaller and less expensive offices in Israel. We expect that our research and development expenses will decrease in 2020 compared to 2019 since we closed our research and development department in Israel effective January 1, 2020. No research and development expenses were capitalized in 2018 and 2019.

Selling and Marketing.  Selling and marketing expenses consist primarily of costs relating to sales representatives, their travel expenses, trade shows and marketing exhibitions and presales support.  Selling and marketing expenses were $0.8 million for the year ended December 31, 2019 and $1.5 million for the year ended December 31,2018. We expect that our selling and marketing expenses will increase in 2020 compared to 2019. In 2019 we reversed a provision of approximately $280,000 which was recorded in prior years relating to grants for participation in foreign marketing expenses due to statutes of limitation and because we expect to increase sales personnel for the new Omnis - Contact Center Software.

General and Administrative.  General and administrative expenses consist primarily of compensation costs for administrative, finance and general management personnel, professional fees and office maintenance and administrative costs.  General and administrative expenses decreased by 5% to $2.1 million for the year ended December 31, 2019 from $2.2 million for the years ended December 31, 2018. The decrease in general and administrative expenses is primarily attributable to  a reduction in management personnel and decrease in lease expenses.

Goodwill and Technology Impairment, Net of Evaluation of Contingent Consideration. Based on the impairment analysis conducted by management, we identified impairment losses of $254,000 for the goodwill assigned to the Enterprise (TEM) reporting unit in 2019.. In 2018 we did not identify any impairment losses for the goodwill assigned to the Enterprise (TEM) reporting unit.

Financial Income (Expenses), Net.  Financial income (expenses), net consists primarily of interest income on bank deposits, foreign currency translation adjustments, other interest charges and the financial income (expenses) from option contracts or other foreign hedging arrangements.  We recorded financial expenses of $18,000 for the year ended December 31, 2019 as compared to financial income of $17,000 for the year ended December 31, 2018. Our financial income (expense) in 2019 and 2018 were primarily attributable to exchange rate and foreign currency translation adjustments.

Taxes on Income (Benefit).  We recorded a tax expense of $4,000 for the year ended December 31, 2019, compared to a tax expense of $46,000 for the year ended December 31, 2018.  Our tax expenses for the year ended December 31, 2019 and December 31, 2018 are primarily attributable to changes in the deferred tax liability related to our U.S. subsidiary.

Net Loss from Discontinued Operations.  We recorded net income from discontinued operations of $57,000 in the year ended December 31, 2019 compared to a net loss from discontinued operations of $284,000 in the year ended December 31, 2018. Our income from discontinued operations for the year ended December 31, 2019 is primarily attributable to our reassessment of the likelihood of various tax claims against our Brazilian subsidiary, which was based on our legal advisors' opinion that the likelihood that collection had become remote.

Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

Please see Item 5A of our Form 20-F for the Year ended December 31, 2018 filed on April 8, 2019 for this comparison.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2015	(1.0)	0.3	(1.3)
2016	(0.2)	(1.5)	1.3
2017	0.4	(9.0)	9.4
2018	0.8	8.1	(7.3)
2019	0.6	(7.7)	7.1

A depreciation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are linked to the dollar.  This depreciation of the NIS in relation to the dollar also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar.  Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.  The NIS appreciated by 9.0% in 2017,8.1% in 2018 and 7.7% in 2019. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results.  We cannot assure you that in the future our results of operations will not be materially adversely affected by currency fluctuations.

In 2019, we entered into forward call and put option contracts in the amount of $2.2 million that converted a portion of our floating currency liabilities to a fixed rate basis, which reduced the impact of the currency changes on our cash flow.  The purpose of our foreign currency hedging activities is to protect us from the risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. Our put option contracts did not qualify as hedging instruments under ASC 815. Changes in the fair value of put option contracts are reflected in the consolidated statement of operations as financial income or expense, when they occur. In 2019, we recorded approximately $3,700 of financial expenses with respect to such transactions in our consolidated statements of operations.

In 2018, we entered into forward call and put option contracts in the amount of $2.1 million that converted a portion of our floating currency liabilities to a fixed rate basis, which reduced the impact of the currency changes on our cash flow Our put option contracts did not qualify as hedging instruments under ASC 815. In 2018, we recorded approximately $8,900 of financial income with respect to such transactions in our consolidated statements of operations.

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

Effective Corporate Tax Rate

The Israeli corporate tax rate was 24% in 2017 and 23% in 2018 and 2019.

Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties.  Under Israeli tax law, the results of our foreign consolidated subsidiaries cannot be consolidated for tax purposes. Our effective corporate tax rate may substantially exceed the Israeli tax rate since our U.S.-based subsidiary may be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct activities.  Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate, which will apply to us.

Certain of our past activities were granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended, commonly referred to as the Investment Law, and, consequently, were eligible, subject to compliance with specified requirements, for tax benefits beginning when such facilities first generated taxable income. None of our current activities qualify for Approved Enterprise status.

B.           Liquidity and Capital Resources

As of December 31, 2019, we had $1.7 million in cash and cash equivalents and working capital of $503,000 compared to $1.2 million in cash and cash equivalents and a working capital deficiency of $(376,000), as of December 31, 2018. The increase in our working capital is attributable to the proceeds we received from the issuance of preferred shares

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2019	2018	2017
	(in US$ thousands)
Net cash (used in) operating activities from continuing operations	(130)	(1,598)	(384)
Net cash provided by (used in) investing activities	(60)	(14)	91
Net cash provided by financing activities	790	1,541	400
Net increase (decrease) in cash and cash equivalents	582	(15)	66
Cash and cash equivalents at beginning of period	1,150	1,165	1,099
Cash and cash equivalents at end of period	1,732	1,150	1,165

Net cash used in operating activities from continuing operations was approximately $130,000 for the year ended December 31, 2019, compared to net cash used in operating activities from continuing operations of $1.6 million for the year ended December 31, 2018.

The cash used in operating activities in 2019 is primarily attributable to to the goodwill impairment assigned to the Enterprise (TEM) reporting unit and decrease in trade receivables offset by an increase in in prepaid expenses and decrease in accrued expenses and deferred revenues. The cash used in operating activities in 2018 is primarily attributable to the loss incurred during the year in addition to the decrease in deferred revenues and trade payables

Net cash used in operating activities from continuing operations was approximately $1.6 million for the year ended December 31, 2018, compared to net cash used in operating activities from continuing operations of $384,000 for the year ended December 31, 2017.  The cash used in operating activities in 2018 is primarily attributable to the loss incurred during the year in addition to the decrease in deferred revenues and trade payables. The cash used in operating activities in 2017 is primarily attributable to the loss incurred during the year.

Net cash used in investing activities was approximately $(60,000) for the year ended December 31, 2019, primarily attributable to purchase of property and equipment. Net cash used in investing activities was approximately $(14,000) for the year ended December 31, 2018, primarily attributable to purchase of property and equipment. Net cash provided by investing activities was approximately $91,000 for the year ended December 31, 2017, primarily attributable to proceeds from sales of marketable securities.

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

In addition, Mr. Lior Salansky, our former chief executive officer who acted as a consultant to our Board of Directors in connection with prospective acquisitions, received a warrant to acquire 2% of our outstanding ordinary shares (based on the number of shares outstanding prior to the closing of the Vexigo acquisition), with an exercise price equal to the market price of our ordinary shares at the signing of the Vexigo SPA ($2.88 per share), having a term of five years and which may be exercised on a cashless basis.

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

The Alpha Capital SPA includes a greenshoe option for a future investment by Alpha Capital Anstalt of up to $1.5 million in the newly created preferred shares at a price per preferred share of $1.14 during the 12 months period following the closing date of the Alpha Capital SPA. On March 29, 2019, Alpha Capital exercised its option in part and purchased 109,649 convertible preferred shares in consideration of $125,000. On June 17, 2019, Alpha Capital exercised its greenshoe option in part and purchased 438,597 additional convertible preferred shares in consideration of $500,000. On December 31, 2019. In October 2019, our Board approved the extension of the term of the greenshoe option by six months until April 30, 2020. On December 31, 2019, Alpha Capital purchased 144,737 additional convertible preferred shares in consideration of $165,000 pursuant to its greenshoe option.

Our capital expenditures for the years ended December 31, 2017, 2018 and 2019 were approximately $1.7 million, $840,000million and $605,000, respectively. These expenditures were principally for research and development equipment, office furniture and equipment and leasehold improvements.

We expect to explore various financing alternatives to raise additional funds to support our operations in 2020. There can be no assurance that additional financing will be available on satisfactory terms, or at all. If we are unable to secure needed financing, management may be forced to take additional actions, which may include significantly reducing its anticipated level of expenditures and might not have sufficient resources to enable it to continue as a going concern.

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

Based on estimates of future taxable profits and losses in the tax jurisdictions that we operate, we determined that a valuation allowance of $6.0 million is required for tax loss carryforwards and other temporary differences as of December 31, 2019.  If these estimates prove inaccurate, a change in the valuation allowance could be required in the future.

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

Since June 2018, we operate in one operating segments, which comprise of our Enterprise (TEM) reporting units. Our goodwill balance is assigned only to our Enterprise reporting unit.

In light of the decrease in our share price in the NASDAQ Capital Market and negative changes in the Video Advertising market through 2016 that continued into the first months of 2017, we performed an impairment test as of December 31, 2016. Consequently, we concluded that the carrying value of the Video Advertising reporting unit exceeded its fair value, and therefore, an impairment of goodwill existed and the second step of the goodwill impairment test was required. As a result of the impairment test to the Video Advertising reporting unit, we recorded an impairment charge of technology of $3.7 million (before tax affect) and a goodwill impairment charge of $4.8 million in 2016 (before a $4.3 million decrease in contingent consideration payable to the former shareholders of Vexigo following a re-evaluation of this contingent liability).  Based on an annual impairment test preformed on our Enterprise reports units, we identified impairment losses of $254,000 in 2019, see also note 2j to our financial statements. We did not identify impairment in our Enterprise reporting unit in the prior three years. Based upon the 2019 annual impairment analysis of the Enterprise reporting unit using the income approach with five (5) years of projected cash flows and a discount rate of 25.0%, the estimated fair value of the reporting unit was not substantially in excess of its respective carrying value. Therefore, in the event of unfavorable changes in forecasted cash flows, terminal value multiples and/or weighted-average cost of capital, the Enterprise reporting unit will be at risk of failing step one of the goodwill impairment test in future periods.

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

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable, but these estimates are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets subject to amortization. During 2016, as a result of the impairment test to the Video Advertising reporting unit, we recorded an impairment charge of technology of $3.7 million (before tax affect). During 2017, 2018 and 2019, we did not identify any impairment in our Enterprise reporting unit.

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

Stock based compensation. We apply ASC 718 "Compensation - Stock compensation,". ASC 718 requires companies to estimate the fair value of stock-based awards on the date of grant using an option-pricing model, where applicable.  Stock-based compensation expense recognized in our consolidated statements of operations for the three years ended December 31, 2019 include compensation expense for stock-based awards granted based on the grant date fair value estimated in accordance with the provisions of ASC 718.

We recognize these compensation costs net of a forfeiture rate and recognize the compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period for each separately vesting portion of the award, which is the option vesting term of four years.  ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  We estimate the fair value of stock options granted using the Black-Scholes-Merton option pricing model.  Stock-based compensation expense recognized under ASC 718 and ASC 505-50 were approximately $1,000, $90,000 and $47,000 for the years ended December 31, 2017, 2018 and 2019, respectively.

Recently adopted Accounting Standards

On January 1, 2019, ASC 842, as amended, became effective. It supersedes the lease accounting guidance under ASC 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding ROU assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The new guidance had no impact on the Company’s consolidated financial statements as the Company enters on a monthly basis into non-obligating lease contract with a monthly rental charge. The Company elected the practical expedients which permits leases with an original lease term of less than one year to be excluded from the operating lease right-of-use (“ROU”) assets and operating lease liabilities.

Recently Issued Accounting Standards

In January 2017, the FASB issued Accounting Standards Update No. 2017-04 (ASU 2017-04) “Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019; early adoption is permitted. We currently evaluating the potential effect on its consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update No. 2016-13 (ASU  2016-13) "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. We currently evaluating the potential effect on its consolidated financial statements.

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

We work closely with our customers and prospective customers to determine their requirements and design enhancements and develop new releases to meet their needs.  Research and development activities took place in our facilities in Israel.  We employed 5 persons in research and development as of December 31, 2019 and 2018 compared nine persons as of December 31, 2017. Effective January 1, 2020, we have closed the R&D department in Israel as part of our cost reduction program and we are focused on implementing and increasing the revenues from our existing technology and on identifying the right potential M&A candidate.

Development expenditure are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials and direct labor costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognized in profit or loss as incurred. Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses. During 2017, 2018 and 2019, our research and development expenditures were $1.6 million, $800,000 and $500,000, respectively. Research and development expenses are presented net of capitalized expenses in the amount to zero for the years ended December 31, 2019, 2018 and 2017.

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

Under the terms of research and development grants that we have received from the IIA, we are required to pay royalties on the revenues derived from products incorporating know-how developed with such grants and ancillary services in connection therewith, up to 100% to 150% of the dollar-linked value of the total grants, plus interest.  We are required to pay royalties at a rate of 3%-5%.  The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.  Since June 1997, we have paid the IIA royalties on all call accounting product sales at the applicable rates at the time of payment.  See Item 10E. “Additional Information - Taxation - Grants under the Law for the Encouragement of Industrial Research and Development, 1984.”  As of December 31, 2019, we had a contingent obligation to pay royalties to the IIA in the amount of approximately $[] million plus interest at a rate equal to the 12 month LIBOR rate for grants received after January 1999.

On July 27, 2017, the Financial Conduct Authority (the authority that regulates LIBOR) announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, is considering replacing U.S. dollar LIBOR with a newly created index, calculated based on repurchase agreements backed by treasury securities. It is not possible to predict the effect of these changes, other reforms or the establishment of alternative reference rates in the United Kingdom, the United States or elsewhere. To the extent these interest rates increase, interest expense will increase. If sources of capital for FirstEnergy are reduced, capital costs could increase materially. Restricted access to capital markets and/or increased borrowing costs could have an adverse effect on our results of operations, cash flows, financial condition and liquidity.

Our quality management system has been ISO 9001:2000 certified since the beginning of 2006, and prior thereto was ISO 9001:1994 certified.

D.           Trend Information

As a result of a less predictable business environment, we are unable to provide any guidance as to current sales and profitability trends for our TEM solutions but expect that our call accounting solutions revenues will continue their decline in 2020. We expect that our results will be positively impacted by the cost reduction program that we implemented during 2018 and 2019.

E.           Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.           Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2019 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(U.S. dollars in thousands)
Accrued severance pay*	831	-	-	-	831
Total	831	-	-	-	831
__________
* See Item 6D. “Directors, Senior Management and Employees - Employees.”

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position with the Company
Haim Mer	72	Chairman of the Board of Directors
Roy Hess	58	Chief Executive Officer
Ofira Bar	39	Chief Financial Officer
Oren Kaplan	46	VP Sales and Marketing
Scott Burell (1) (2)	55	Director
Isaac Onn	68	Director
Ronen Twito (1) (2)	45	Outside Director
Varda Trivaks (1) (2)	63	Outside Director
__________________
(1) Member of our audit committee
(2) Member of our compensation committee

In connection with the closing of the Alpha Capital SPA in October 2018, Alpha Capital designated two nominees for election to our Board of Directors, each to serve for a single two year term. Alpha designated Scott Burrell and Isaac Onn as its designees. Mr. Scott Burell was also appointed to the Audit Committee and Compensation Committee.  Both such persons are independent directors within the meaning of applicable Nasdaq corporate governance rules, and both such persons are otherwise not affiliates of Alpha Capital. There are no agreements or other arrangements between such designees and Alpha Capital with respect to voting on any matters that may come before the Board Of Directors.

The initial service terms of the directors nominated by Alpha Capital and elected by our shareholders at our 2018 annual general meeting (Mr. Scott Burrell and Mr. Isaac Onn), will expire at the end of the first general meeting to take place after October 31, 2020.

Our Articles provide Alpha Capital certain rights in connection with the composition and structure of our Board of Directors (namely the requirement that our Board of Directors shall not exceed five (5) directors, without Alpha Capital’s prior written consent during the initial term of the directors nominated by Alpha Capital and a right to nominate replacements for the directors nominated by Alpha Capital during such period). However, on August 16, 2019, we received a letter from Alpha Capital notifying us of the termination and permanent waiver by Alpha Capital of such rights.

Our currently serving outside directors are Varda Trivaks, whose service term is due to end in August 2020 and Ronen Twito, who was elected to the position in March 2019 and whose initial service term is due to end in March 2022.  Mr. Eytan Barak resigned from his position as outside director in March 2019.

Effective July 1, 2019, Mr. Hess has devoted 50% of his time to the affairs of our company. Mr. Hess devotes rest of his business time to the affairs of C. Mer Industries, Ltd, a publicly traded company in Israel.

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

Oren Kaplan has served as our VP Sales and Marketing since September 2019. As Vice President of Global Sales, Oren Kaplan is responsible for MTS’s global sales and marketing strategy. Oren brings 20 years of marketing, sales and operational leadership experience to his role at MTS. Oren specialized in performance-based marketing as well as leading high-performance sales teams in technology companies. Prior to that, Mr. Kaplan served as Israel Sales and Marketing Director of Seldat Distribution Inc., a logistics services company, from January 2017 until January 2018. He served as the VP Marketing of NETIC Systems Ltd., a software company, from August 2015 and January 2017, and served as Development Division Manager for NetSource Ltd., an IT service management company, from August 2009 until August 2015. . Mr. Kaplan studied Digital Media Communication at Camera Obscura from 1997 – 2000.

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

Ronen Twito has served as an outside director since March 2019 and is a member of our audit and compensation committees. Mr. Twito is the founder of Amplify Capital Ltd., an Israeli corporate finance services firm, and has worked there since its founding in 2017. Mr. Twito served as the deputy CEO & CFO of Cellect Biotechnology Ltd. (NASDAQ: APOP) from November 2015 to January 2017.  Prior to that he served as VP finance of BioBlast Pharma Ltd. (NASDAQ: ORPN) from April 2014 to November 2015.  From July 2009 to April 2014 he served as the CFO of XTL Biopharmaceuticals Ltd. (NASDAQ; TASE: XTLB) and also served as its deputy CEO from April 2012 to April 2014. Mr. Twito served also as a deputy CEO of InterCure Ltd (TASE: INCR) since July 2012 and CEO since November 2012. Prior that, he served as Corporate Finance Director at Leadcom Integrated Solutions Ltd., an international telecommunications company, specializing in management and implementation of network deployment services (then listed on the AIM and TASE) from November 2004 to May 2009. Previously he served as an Audit Manager at Ernst & Young (EY) from January 2000 to November 2004. Mr. Twito possesses over 19 years of finance and management experience in both publicly traded and private companies, which includes IPOs, dual listings, bonds placement, private placements and M&As. Mr. Twito is an Israeli Certified Public Accountant and is a member of the Institute of CPAs in Israel. He holds a B.A. in Business & Management - Accounting, and a B.Ed. degree in teaching accounting, both from the Collman Management College.

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

B.           Compensation

The aggregate compensation paid and share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2019 was $614,000. This amount includes approximately $64,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of December 31, 2019, options to purchase 116,667 ordinary shares granted to our current directors and executive officers were outstanding under our equity incentive plans at a weighted average exercise price of $2.16 per share.

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

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2019. All amounts reported in the table reflect the cost to the company, as recognized in our financial statements for the year ended December 31, 2019.

Name and Position	Salary & Social Benefits (1)	Bonus	Share-Based Payment (2)	Other Compensation (3)	Total
	(U.S. Dollars) (4)
Roy Hess, Chief Executive Officer(5)	232,553	-	47,000	-	279,553
Ofira Bar, Chief Financial Officer	148,238	-	-	-	148,238
Haim Mer, Chairman of the board of directors (8)	84,073	-	-	-	84,073
Oren Kaplan, VP Sales& Marketing	40,959	1,274	-	5,259	47,492
Varda Trivaks, Chairwoman of the audit and compensation committees	15,165	-	-	-	15,165
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

(2)
Represents the equity-based compensation expenses recorded in the company’s consolidated financial statements for the year ended December 31, 2019 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation.

(3)	Represents the other benefits to such officer, which includes car expenses, including lease costs, gas and maintenance, provided to the officers.

(4)	Translated from NIS into U.S. dollars based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2019.

(5)	The company and Mr. Hess agreed that effective July 1, 2019, he will devote 50% of his time to the affairs of our company.

(8)	In 2019, we paid Mr. Mer a monthly fee of $7,000 for his services as the Chairman of the Board. Mr. Mer devotes 20% of his time to our company.

In September 2017, our Compensation Committee and Board of Directors approved the terms of employment of Mr. Roy Hess, our CEO. Our Compensation Committee and Board of Directors resolved to utilize a relief provided by Regulation 1B4 under the Israeli Companies Regulations (Relief in Related Party Transactions), 5760-2000, providing that Israeli public companies will be exempt from the requirement to approve the terms of employment of a CEO by the company’s general meeting during the period from the commencement of employment of the CEO and the date of the next general meeting of the company’s shareholders. Subsequently, these terms were ultimately approved by our shareholders in October 2018.[need to update to reflect what he is being paid now] These terms include:

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

As of December 31, 2019, Mr. Hess, held options to purchase an aggregate of 116,667 ordinary shares at an exercise price of $2.16 per share and will expire in October 2027.  Such options were granted under our 2003 Israeli Share Option Plan. In 2019 and 2018, no options were exercised.

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

The Board of Directors, may, at any time from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number. As for the two directors designated by Alpha Capital, in the event one vacates his office during the first two years, then the remaining director designated by Alpha Capital Anstalt will be entitled to nominate a replacement for the director whose office was vacated, and if no such nomination is made, then Alpha Capital will have the right to appoint a replacement director. On August 16, 2019, we received a letter from Alpha Capital notifying us of the termination and permanent waiver by Alpha Capital of such rights.

  All the members of our Board of Directors (except the outside directors whose re-election is governed by specific terms of the Israeli Companies Law) may be re-elected upon completion of their term of office.  Mr. Mer was elected by our shareholders at our annual general meeting of shareholders held in December 2019.  The appointments of Messrs. Scott Burell and Isaac Onn were approved by our shareholders in October 2018 and, as noted above, their initial service term ends at the end of the first general meeting to take place after October 31, 2020.

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

Independent Directors.  In general, NASDAQ Stock Market Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, within the meaning of the NASDAQ Stock Market Rules, and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of the SEC and NASDAQ.  However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.  A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  On March 31, 2009, we provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, within the meaning of the NASDAQ Stock Market Rules.  Instead, under Israeli law and practice, we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors.  In addition, in accordance with the rules of the SEC and NASDAQ, our audit committee is composed of three independent directors, as defined by the rules of the SEC and NASDAQ.

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

An updated compensation policy was approved on December 26, 2019. The amendments implemented in updated policy are changes to the range of the appropriate ratio between the components of the compensation package for a given year for our officers that report to our CEO and for the CEO of our U.S. subsidiary (which position is currently held by Roy Hess).

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

D.           Employees

As a result of our continued cost-cutting measures in 2018 and 2019, we reduced our headcount and as of December 31, 2019, we and our consolidated subsidiaries employed 34 persons, of which 5 persons were employed in research and development, 3 persons in professional services and technical support, 4 persons in sales and marketing and 22 in operations and administration.  As of December 31, 2019, 14 of our employees were located in Israel, 19 of our employees were located in the United States and 1 of our employees were located in Hong Kong.

As of December 31, 2018, we and our consolidated subsidiaries employed 38 persons, of which 5 persons were employed in research and development, 3 persons in professional services and technical support, 6 persons in sales and marketing and 24 in operations and administration.  As of December 31, 2018, 14 of our employees were located in Israel, 22 of our employees were located in the United States and 2 of our employees were located in Hong Kong.

As of December 31, 2017, we and our consolidated subsidiaries employed 65 persons, of which 9 persons were employed in research and development, 27 in media, professional services and technical support, 10 in sales and marketing and 19 in operations and administration.  As of December 31, 2017, 30 of our employees were located in Israel, 33 of our employees were located in the United States and 2 of our employees were located in Hong Kong.

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

Cost of living adjustment of employees’ wages is determined on a nationwide basis and is legally binding, if and when applied.  Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is similar to the United States Social Security Administration and additional sums towards compulsory health insurance.  In 2019, payments to the National Insurance Institute amounted to approximately 15% of wages, of which approximately two-thirds was contributed by employees with the balance contributed by the employer.

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

E.            Share Ownership

The following table sets forth certain information as of March 26, 2020 regarding the beneficial ownership of our ordinary shares by each of our directors and all of our executive officers and directors as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Haim Mer and Dora Mer	540,641	(3)	14.16%
All directors and executive officers as a group (8 persons)	540,641		14.16%
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

(2)
The percentages shown are based on 3,612,408 ordinary shares (excluding 1,800 ordinary shares held as treasury stock) issued and outstanding as of March 25, 2020 and on 2,008,772 preferred shares held by Alpha Capital, which are currently convertible into ordinary shares, subject to a 9.99% ownership restriction currently included in our Articles. Pursuant to our Articles, Alpha may vote its preferred shares, on an as converted basis, subject to such 9.99% restriction

(3)
Based upon a Schedule 13D/A filed with the SEC on August 24, 2017 and other information available to us.  Mr. Haim Mer and his wife, Mrs. Dora Mer, are the record holders of 247,960 ordinary shares and the beneficial owners of 290,742 ordinary shares through their controlling interest in Mer Ofekim Ltd., 1,923 ordinary shares through their controlling interest in Mer Services Ltd. and 16 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.   Mer Ofekim Ltd. is a private holding company, incorporated under the laws of the State of Israel.  The address of its principal office is 25 Yoav Street, Tel Aviv, Israel. .Mr. Mer's business address is 5 Ha'tzoref Street, Holon, Israel.

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

In each of August 2013 and August 2017, our shareholders approved an increase in the number of ordinary shares issuable under the 2003 Plan by an additional 166,667 ordinary shares (i.e. an aggregate of 333,333 ordinary shares). As of December 31, 2019, the aggregate number of ordinary shares available for future option grants under the 2003 Plan was 327,310 shares.

During 2019, no options were granted under the 2003 Plan and no options were exercised. As of December 31, 2019, options to purchase 116,667 ordinary shares were outstanding under the 2003 Plan, exercisable at an average exercise price of $2.16 per share.

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

Options granted under the 2006 Plan are nontransferable, other than by will or the laws of descent and distribution and may be exercised during the grantee’s lifetime only by the grantee.  However, if the instrument evidencing the grant of an option other than an incentive stock option so provides, the grantee may transfer his or her rights with respect to such option or any portion thereof, without consideration, to any “family member,” as such term is defined in the 2006 Plan.

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

During 2019, no options were granted under the 2006 Plan and no options were exercised.  As of December 31, 2019, there were no outstanding options to purchase ordinary shares under the 2006 Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth certain information as of March 26, 2020 regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares(2)
Haim Mer and Dora Mer	540,641	(3)	14.16%
Roger Challen	437,068	(4)	11.45%
Alpha Capital	381,461	(5)	9.99%

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

(2)
The percentages shown are based on 3,612,408 ordinary shares (excluding 1,800 ordinary shares held as treasury stock) issued and outstanding as of April 8, 2019 and on 2,008,772 preferred shares held by Alpha Capital, which are currently convertible into ordinary shares, subject to a 9.99% ownership restriction currently included in our Articles. Pursuant to our Articles, Alpha may vote its preferred shares, on an as converted basis, subject to such 9.99% restriction.

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

(5)
Based upon a Schedule 13D filed with the SEC on November 21, 2019 and following the partially exercise of its greenshoe option in December 2019, Alpha Capital has the right to acquire up to a further 622,807 shares of convertible preferred shares at a price of $1.14 per share, for a period ending April 30, 2020. The number of ordinary shares set forth in the table: (i) includes 175,439 Ordinary shares held by Alpha Capital, (ii) includes 206,022 ordinary share Alpha Capital Anstalt is entitled to receive upon conversion of a portion of its Preferred Shares and (iii) does not include 416,785 Ordinary share Alpha Capital Anstalt is currently prohibited from acquiring upon conversion of the remainder of its Preferred shares, due to the 9.99% blocker included in our Articles. The principal business address of Alpha Capital Anstalt is Lettstrasse 32 9490 Vaduz, Liechtenstein.

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

Alpha Capital Anstalt became a major shareholder in October 2018, when we issued to them a newly-created class of 1,315,789 convertible preferred shares for an aggregate amount of $1.353 million, an institutional investor, pursuant to a Purchase Agreement. Previously, in June 2018 we issued them 175,439 Ordinary shares in a private placement at a price per ordinary share of $1.14. On March 29, 2019 Alpha Capital Anstalt exercised its greenshoe option in part and purchased 109,649 convertible preferred shares in consideration of $125,000. On June 17, 2019, Alpha Capital exercised its greenshoe option in part and purchased additional 438,597 convertible preferred shares in consideration of $500,000. On December 31, 2019, Alpha Capital exercised its greenshoe option in part and purchased 144,737 additional convertible preferred shares in consideration of $165,000. Alpha Capital holds 359,050 Ordinary Shares amounting to []% of our equity, (including [] Ordinary Shares issuable upon conversion of preferred shares to 9.99% of our ordinary shares (on an as converted basis, subject to the 9.99% holding limitation included in our Articles with respect to the convertible preferred shares). This amount does not include additional ordinary shares underlying the convertible Preferred Shares held by Alpha Capital that would be issuable to Alpha Capital upon conversion of the preferred shares held by it in the event the 9.99% holding limitation is removed. Such holding limitation can be removed with a 61-day prior notice from Alpha Capital, however, the removal of the limitation could be subject to additional requirements under the Israeli Companies Law applicable to the acquisition of a “control stake” in a public company, as more fully explained under Exhibit 2.2 to this Form 20-F. The transaction had a dilutive effect on the holdings of Mr. Haim Mer and Roger Challen.

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

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 19, 2020, there were 35 holders of record of our ordinary shares, of which 7 record holders holding approximately 76% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 63.4% of our outstanding ordinary shares as of such date).

B.           Related Party Transactions

C. Mer is a publicly traded company in which Mr. Haim Mer, our chairman of the Board, is a member of the controlling group. Mr. Mer has been the chairman of the board of directors of C. Mer since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005. Our CEO, Roy Hess currently shares his business time between our company and C, Mer. Presently, the only service provided to us by C. Mer is our participation in its umbrella liability insurance coverage. We believe that the terms under which C. Mer provides such participation to us is on a basis no less favorable than could be obtained from an unaffiliated third party.

Our Board of Directors and shareholders approved the payment of fees to Mr. Roger Challen effective from January 1, 2012 and for the duration of his service as a non-employee director.  The fees are equivalent to the fees we pay to some of our other non-employee directors for their service in such capacity (an annual fee of $8,400 and a meeting attendance fee of $300).  Mr. Challen also received reimbursement of travel related expenses in connection with his attendance at Board of Directors’ meetings, pursuant to guidelines for reimbursement of director travel related expenses approved by our Audit Committee and Board of Directors.  In addition, in connection with our acquisition of AnchorPoint from a company controlled by Mr. Challen, we received certain services from Data Distributors, Inc., another company controlled by Mr. Challen.  These services include reimbursement for shared expenses, development and IT services and other administrative services.  Expenses recognized with respect to the above mentioned services were approximately $2,000, $10,000 and $0 for the years ended December 31, 2017, 2018 and 2019, respectively. We also rent an office from Mr. Challen in Powder Springs, Georgia, where we occupy approximately 4,800 square feet of space under a month-to-month lease, for a monthly rental fee of approximately $4,700. Mr. Challen is the controlling shareholder of the Info Group Inc., and is the beneficial owner of 11.45% of our ordinary shares.

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

Legal Proceedings

We are a party to various other claims that arise in the ordinary course of business.  As of December 31, 2019, we recorded a provision of approximately $110,000 in respect of such claims in accordance with ASC 450, “Contingencies,” based on the opinion of our management and legal advisors. We believe that there are no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which could have a significant effect on our financial position or profitability.

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

Given the likely negative impact of the outbreak and spread of COVID-19 on our operations, the values or the recoverable amounts of certain assets subsequent to the reporting date may be less than their carrying amounts as of December 31, 2019. The potential decline in value is determined to be a non-adjusting event as management concluded that the cause of the shut down in the series of events that led to the disruptions in operations is not the outbreak itself, but rather the measures taken by the government after December 31, 2019. Because the outbreak may also result in uncertainties in relation to the assumptions and estimations associated with the measurement of various assets and liabilities in the financial statements that we may not have previously recognized, the occurrence of the outbreak has certainly added additional risks that the carrying amounts of assets and liabilities may require certain adjustments within the next financial year which financial effect cannot be reasonably estimated at this stage.

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

Pursuant to our Articles of Association, our directors (other than outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected, except the directors nominated by Alpha Capital, whose initial service terms ends at the end of the first general meeting to take place after October 31, 2020. All the members of our Board of Directors (except the outside directors who generally have a limitation of three three-year terms) may be reelected upon completion of their term of office.  For information regarding the election of outside directors, see Item 6C. “Directors, Senior Management and Employees - Board Practices - Election of Directors - Outside and Independent Directors - Outside Directors.”

Please refer to Exhibit 2.2 for Items 10.B.3, B.4, B.6, B.7, B.8, B.9 and B.10.

C.           Material Contracts

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

The terms of the Israeli Government participation generally require that the products developed with such grants be manufactured in Israel and that the know-how developed under an approved research and development program may not be transferred to any third party. However, the IIA may approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute or subject to increased royalties' payments. In addition, under certain circumstances and subject to the IIA’s prior approval, know-how that has been funded by the IIA may be transferred to a third party. The approval for transferring the know-how outside of Israel, can be generally provided in the following cases: (a) the grant recipient pays to the IIA a portion of the consideration paid for such funded know-how (according to a certain formulas), (b) the grant recipient receives know-how from a third party in exchange for its funded know-how, or (c) such transfer of funded know-how arises in connection with certain types of cooperation in research and development activities. No approval is required for the sale or export of any products resulting from such research and development.

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

In the past, we received funding from the IIA for selected research and development projects. We did not apply for or receive any research and development grants from the IIA during the three years ended December 31, 2019. See Item 5C. “Operating and Financial Review and Prospects - Research and Development” for additional details on the grants that we have received and our contingent liability to the IIA.

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

Passive Foreign Investment Companies

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year of 2019. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned an ordinary share,, certain adverse consequences could apply to the U.S. Holder. Specifically, gain recognized by a U.S. Holder on a sale or other disposition of such ordinary share would be allocated ratably over the U.S. Holder’s holding period for the ordinary share. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election) may be available to U.S. Holders and may result in alternative tax treatment. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the  IRS, on IRS Form 8621.

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

Exposure to Market Risks

We may be exposed to a variety of risks, including changes in interest rates affecting primarily interest received on short-term deposits and foreign currency fluctuations.  In 2019, our principal market risk was our exposure to currency exchange fluctuations.  We attempt to limit our exposure to currency exchange rate risk by using various hedging techniques, including forward and option contracts.  However, we cannot eliminate the effects of currency fluctuations altogether.  Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.

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

As of December 31, 2019, we had $1,346 of outstanding call and put option contracts. Our accumulated other comprehensive income as of such date does not include any unrealized gain on the call and put option contracts.  In 2019, we entered into forward, call and put option contracts, in the amount of $2.2 million that converted a portion of our floating currency liabilities to a fixed rate basis, thus reducing the impact of the currency changes on our cash flows.  The purpose of our foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. Changes in the fair value of put option contracts are reflected in our consolidated statements of operations as financial income or expense. In 2019, we recorded financial income of approximately $3,700 with respect to the above transactions in our consolidated statements of operations.

We have operations in several countries in connection with the sale of our products.  A substantial portion of our sales and expenditures are denominated in dollars.  We have mitigated, and expect to continue to mitigate, a portion of our foreign currency exposure through salaries, marketing and support operations in which all costs are local currency based.  As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the Euro and NIS).  A hypothetical 10% movement in foreign currency rates (primarily the Euro and NIS) against the dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in 2019 sales revenues of approximately $78,000 and on the other hand a decrease or increase in 2019 expenses of approximately $77,000.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO - 2013 framework) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2019, our internal control over financial reporting was effective.

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

	Year Ended December 31,
Services Rendered	2019	2018
Audit (1)	$75,000	$65,000
Audit Related	0	0
Tax	10,000	10,000
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

Issuer Purchase of Equity Securities

Neither we nor any affiliated purchaser has purchased any of our ordinary shares during 2019, other than shares purchased in a private placement.

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

•
The requirement to obtain shareholder approval for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  Under Israeli law and practice, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans and private placements.  Under Israeli regulations, Israeli companies whose shares have been publicly offered only outside of Israel or are listed for trade only on an exchange outside of Israel, such as our company, are exempt from the Israeli law requirement to obtain shareholder approval for private placements of a 20% or more interest in the company.  For the approvals and procedures required under Israeli law and practice for an issuance that will result in a change of control of the company and acquisitions of the stock or assets of another company, see Item 6C. “Directors, Senior Management and Employee - Board Practices - Approval of Related Party Transactions Under Israeli Law-Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders” and Exhibit 2,2 to this Form 20-F.

ITEM 16H.      MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.         FINANCIAL STATEMENTS

No applicable.

ITEM 18.         FINANCIAL STATEMENTS

Consolidated Financial Statements
Index to Consolidated Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 -F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Comprehensive Income	F-6
Consolidated Statements of Changes in Shareholders’ Equity	F-7 - F-8
Consolidated Statements of Cash Flows	F-9 - F-10
Notes to Consolidated Financial Statements	F-11 - F-33

ITEM 19.         EXHIBITS

Exhibit	Description
1.1	Memorandum of Association of the Registrant
1.2	Amended and Restated Articles of Association of the Registrant
2.1	Specimen of Ordinary Share Certificate (1)
2.2	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934
4.1	2003 Israeli Share Option Plan (2)
4.2	2006 Stock Option Plan (3)
4.3	Share Purchase Agreement by and among the Registrant and investors listed therein, dated as of August 14, 2017 (4)
4.4	Debt Conversion Agreement, as amended, by and among the Registrant, FPSV, Vexigo and the former Vexigo shareholders, dated as of August 13, 2017(5)
4.5	Securities Purchase Agreement dated as of September 6, 2018, between the Registrant and Alpha Capital Anstalt (6)
4.6	Directors’ and Officers’ Compensation Policy (7)
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Label Linkbase Document
101.PRE*	XBRL Taxonomy Presentation Linkbase Document

(1)	Filed as Exhibit 2.1 to the Form 20-F for the Year Ended December 31, 2017, and incorporated herein by reference.

(2)	Filed as Exhibit B to Item IV of Exhibit 99.1 of the Registrant’s Report on Form 6-K for the month of July 2013 submitted on July 2, 2013, and incorporated herein by reference.

(3)	Filed as Appendix B to Item 1 of the Registrant’s Report on Form 6-K for the month of June 2006 submitted on June 23, 2006, and incorporated herein by reference

(4)	Filed as Exhibit 4.7 to the Form 20-F for the Year Ended December 31, 2017, and incorporated herein by reference.

(5)	Filed as Exhibit 4.8 to the Form 20-F for the Year Ended December 31, 2017, and incorporated herein by reference.

(6)	Filed as Exhibit 99.2 to the Registrant’s Report on Form 6-K for the month of September 2018 and submitted on September 7, 2018, and incorporated herein by reference.

(7)	Filed as Exhibit A to Exhibit 99.2 the Registrant’s Report on Form 6-K for the month of November 2019 submitted on November 20, 2019, and incorporated herein by reference.

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

AS OF DECEMBER 31, 2019

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MER TELEMANAGEMENT SOLUTIONS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mer Telemanagement Solutions Ltd. ("the Company") and its subsidiaries as of December 31, 2019 and 2018, and the related consolidated statements of operations, statements of comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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
March 26, 2020

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2019	2018

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,732	$1,150
Restricted cash	1,464	1,380
Trade receivables (net of allowance for doubtful accounts of $65 at December 31, 2019 and 2018)	499	604
Other accounts receivable and prepaid expenses (Note 3)	236	101
Assets of discontinued operations (Note 1b)	172	187

Total current assets	4,103	3,422

SEVERANCE PAY FUND	653	541

PROPERTY AND EQUIPMENT, NET (Note 4)	62	60

OTHER ASSETS:
Intangible assets, net (Note 2i)	-	21
Goodwill	3,225	3,479

Total other assets	3,225	3,500

Total assets	$8,043	$7,523

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2019	2018

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$149	$164
Deferred revenues	962	1,053
Accrued expenses and other liabilities (Note 5)	2,317	2,394
Liabilities of discontinued operations (Note 1b)	516	606

Total current liabilities	3,944	4,217

LONG-TERM LIABILITIES:
Accrued severance pay	831	722
Deferred tax liability (Note 7)	163	181

Total long-term liabilities	994	903

COMMITMENTS AND CONTINGENT LIABILITIES (Note 6)

SHAREHOLDERS' EQUITY (Note 9):
Share capital -
Ordinary shares of NIS 0.03 par value: Authorized: 17,000,000 shares at December 31, 2019 and 2018; Issued: 3,614,208 and 3,296,123 shares at December 31, 2019 and 2018, respectively; Outstanding: 3,612,408 and 3,294,323 shares at December 31, 2019 and 2018, respectively	30	27
Preferred Shares of NIS 0.03 par value: Authorized: 3,000,000 shares at December 31, 2019 and 2018; Issued and Outstanding: 2,008,772 and 1,315,789 shares at December 31, 2019 and 2018, respectively	16	10
Additional paid-in capital	30,635	29,807
Treasury shares at cost (1,800 Ordinary shares at December 31, 2019 and 2018)	(29)	(29)
Accumulated deficit	(27,547)	(27,412)

Total shareholders' equity	3,105	2,403

Total liabilities and shareholders' equity	$8,043	$7,523

The accompanying notes are an integral part of the consolidated financial statements.

March 26, 2020	/s/ Chaim Mer	/s/ Roy Hess	/s/ Ofira Bar
Date of approval of the	Chaim Mer	Roy Hess	Ofira Bar
financial statements	Chairman of the board	Chief Executive Officer	Chief Financial Officer and Interim

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017
Revenues
Telecom services	$4,273	$4,843	$5,467
Telecom product sales	920	1,018	1,306

Total revenues	5,193	5,861	6,773

Cost of revenues
Telecom services	1,486	1,719	1,646
Telecom product sales	371	430	412

Total cost of revenues	1,857	2,149	2,058

Gross profit	3,336	3,712	4,715

Operating expenses
Research and development	545	825	1,645
Selling and marketing	817	1,471	1,529
General and administrative	2,144	2,239	1,966

Total operating expenses	3,506	4,535	5,140

Operating loss	(170)	(823)	(425)

Financial income (expense), net	(18)	(17)	14

Loss before taxes on income	(188)	(840)	(411)
Taxes on income (tax benefit), net (Note 7)	4	46	(9)

Net loss from continuing operations	(192)	(886)	(402)

Income (loss) from discontinued operations	57	(284)	(1,366)

Net loss	$(135)	$(1,170)	$(1,768)

Net loss per share:
Basic and diluted net loss per share from continuing operations	$(0.04)	$(0.26)	$(0.13)
Basic and diluted net earnings per share from discontinued operations	0.01	(0.08)	(0.46)

Basic and diluted net loss per share	$(0.03)	$(0.34)	$(0.59)

Weighted average number of shares used in computing basic and diluted net loss per share	5,013,374	3,435,161	2,991,547

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017

Net loss	$(135)	$(1,170)	$(1,768)

Other comprehensive income (loss):
Available-for-sale investments:
Change in net unrealized gains (loss)	-	-	(1)

Other comprehensive income (loss)	-	-	(1)

Comprehensive loss	$(135)	$(1,170)	$(1,769)

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except stock and per stock data)

	Share capital			Preferred shares		Additional paid-in	Treasury	Accumulated other Comprehensive	Accumulated
	Number **	Amount		Number	Amount	capital	shares	income (loss)	deficit	Total

Balance as of January 1, 2017	2,897,314	23		-	-	26,569	(29)	1	(24,704)	1,860

Stock-based compensation	-			-	-	1	-	-	-	1
Issuance of shares	200,803	2		-	-	398	-	-	-	400
Other comprehensive income (loss):
Shareholders debt conversion into warrants						1,220
Exercise of stock options	20,767	*	)
Unrealized gain of available-for-sale marketable securities, net		-		-	-	-	-	(1)	-	(1)
Foreign currency translation adjustments	-	-		-	-	-			-
Net loss	-	-		-	-	-	-	-	(1,768)	(1,768)

Balance as of December 31, 2017	3,118,884	25		-	-	28,188	(29)	-	(26,472)	1,712

Stock-based compensation	-	-		-	-	90	-	-	-	90
Issuance of ordinary shares	175,439	2		-	-	186	-	-	-	188
Issuance of preferred shares	-	-		1,315,789	10	1,343	-	-	-	1,353
Effect of adoption of ASC 606	-	-		-	-	-	-	-	230	230
Net loss	-	-		-	-	-	-	-	(1,170)	(1,170)

Balance as of December 31, 2018	3,294,323	27		1,315,789	10	29,807	(29)	-	(27,412)	2,403

*)       Represents an amount less than $1.

**)     Historical stock information was adjusted to retroactively reflect the one for three Ordinary share reverse split implemented in September 2017.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except stock and per stock data)

	Share capital		Preferred shares		Additional	Treasury	Accumulated
	Number	Amount	Number	Amount	paid-in capital	shares	deficit	Total

Balance as of January 1, 2019	3,294,323	27	1,315,789	10	29,807	(29)	(27,412)	2,403

Stock-based compensation	-	-	-	-	47	-	-	47
Issuance of ordinary shares to Vexigo’s former shareholders- warrants exercise.	318,085	3	-	-	(3)	-	-	-
Issuance of preferred shares	-	-	692,983	6	784	-	-	790
Net loss	-	-	-	-	-	-	(135)	(135)

Balance as of December 31, 2019	3,612,408	30	2,008,772	16	30,635	(29)	(27,547)	3,105

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017
Cash flows from operating activities

Net loss	$(135)	$(1,170)	$(1,768)
Income (loss) from discontinued operations	57	(284)	(1,366)

Net loss from continuing operations	(192)	(886)	(402)

Adjustments required to reconcile net loss from continuing operations to net cash provided by (used in) operating activities:

Loss (gain) on sale of available-for-sale marketable securities	-	-	(5)
Depreciation and amortization	79	82	98
Impairment of goodwill	254	-	-
Increase (decrease) in deferred tax, net	(18)	35	(20)
Stock-based compensation	47	90	1
Increase (decrease) in accrued severance pay, net	(3)	(36)	55
Decrease (increase) in trade receivables, net	105	(40)	60
Increase in other accounts receivable and prepaid expenses	(135)	(27)	(18)
Decrease in trade payables	(15)	(144)	(77)
Increase (decrease) in accrued expenses and other liabilities	(77)	111	125
Increase (decrease) in deferred revenues	(91)	(461)	370
Increase in restricted cash	(84)	(322)	(571)

Net cash used in operating activities from continuing operations	(130)	(1,598)	(384)
Net cash provided by (used in) operating activities from discontinued operations	(18)	57	(38)
Net cash used in operating activity	(148)	(1,541)	(422)
Cash flows from investing activities

Purchase of property and equipment	(60)	(14)	(50)
Investment in available-for-sale marketable securities	-	-	(56)
Proceeds from sale of available-for-sale marketable securities	-	-	197
Net cash provided by (used in) investing activities from continuing operations	(60)	(14)	91
Net cash used in investing activities from discontinued operations	-	(1)	(3)
	(60)	(15)	88

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017
Cash flows from financing activities

Proceeds from issuance of shares	790	1,541	400

Net cash provided by financing activities from continuing operations	790	1,541	400

Increase (decrease) in cash and cash equivalents	582	(15)	66
Cash and cash equivalents at the beginning of the year	1,150	1,165	1,099

Cash and cash equivalents at the end of the year	$1, 732	$1,150	$1,165

Supplemental disclosure of cash flows activities

Cash paid during the year for income taxes	$1	$1	$9

Non-cash activities:
Shareholders debt conversion into warrants	$-	$-	$1,220

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

During 2018, Vexigo sold its operation to an unaffiliated third party.  The consideration for the sale was $250 receivable in three (3) installments, which were fully paid during 2018 and 2019.

On September 6, 2018, the Company entered into a Securities Purchase Agreement (the "Alpha Capital SPA") with Alpha Capital Anstalt, an institutional investor, for the investment of $1,353 in a newly-created class of convertible preferred shares, and $188 in ordinary shares of the Company. The closing date of the Alpha Capital SPA was on October 31, 2018.

The Alpha Capital SPA includes a greenshoe option for a future investment by Alpha Capital of up to $1.5 million in the newly created preferred shares at the same price per preferred share paid in the initial investment during a period of 18 months following the closing date of the Alpha Capital SPA. In December 2019, the Company and its Board members approved an extension of Alpha’s remaining portion of the greenshoe option for six months until April 30, 2020.

b.	Discontinued operations:

1.	In March 2009, the Company discontinued the operations of TABS Brazil Ltda. its wholly owned subsidiary in Brazil.

2.	In June 2018, the Company discontinued the operations of Vexigo ltd. a wholly owned subsidiary in Israel. Which was then sold to a third party.

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

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:       GENERAL (Cont.)

The summarized results of operations for Vexigo and TABS Brazil Ltd for the years ended December 31, 2017, 2018 and 2019, are as follows:

	Year ended December 31,
	2019	*)2018	2017

Revenue	$301	$794	$1,853
Cost of revenues	255	1,034	1,453
Gross profit (loss)	46	(240)	400

Operating expenses (income)	(9)	310	1,896
Operating loss (income)	(55)	550	1,496
Financial income (expense), net	2	16	130
Gain on disposal of the discontinued operations	-	250	-
Total net loss (income) from discontinued operations	$(57)	$284	$1,366

*)       Represent the results of the discontinued operations until their disposal.

The major classes of assets and liabilities that were classified as discontinued operations were:

	December 31,
	2019	2018

Cash and cash equivalents	$170	$146
Trade receivables	-	37
Property and equipment, net	2	4
Total assets of discontinued operations	172	187

Trade payables	337	302
Accrued expenses and other liabilities	179	304
Total liabilities of discontinued operations	$516	$606

c.	The Company has historically suffered recurring losses from its operating activities.

The Company incurred losses for the years ended December 31, 2018 and 2019, amounting to $ 1,170 and $ 135 and has accumulated deficit of $ 27,547 as of December 31, 2019.

In addition, the Company incurred negative cash flows from continuing operations of $130 for the year ended December 31, 2019.

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

The Company intends to finance operating costs over the next twelve months with existing cash on hand after reducing operating spend if needed. During 2018 and 2019, the Company implemented a substantive cost reduction mainly by employee’s layoff and reduced its lease expenses during the first quarter of 2019. However, the Company will still need to seek additional sources of financing if it requires more funds than anticipated during the next twelve months or in later periods. The Company expects to explore various financing alternatives to raise additional funds to support its operations in the foreseeable future. There can be no assurance that additional financing will be available on satisfactory terms, or at all. If the Company is unable to secure needed financing, management may be forced to take additional actions.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business. The consolidated financial statements for the year ended December 31, 2019, do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty to the Company's ability to continue as a going concern.

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

The net realized gains (losses) on sales of available-for-sale securities of $(0), $(0) and $(1) in 2019, 2018 and 2017, respectively, were recorded in financial income (expense), net.

The Company sold the marketable securities during 2017.

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

The Company's long-lived assets (assets group) to be held or used, including property and equipment, and certain identifiable intangibles are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

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

As of December 31, 2019, all intangible assets were fully amortized.

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

The Company’s goodwill balance is only assigned to its Enterprise reporting unit. The Company performs an annual impairment test of its reporting unit as of the 1st of October of each year, or more frequently if impairment indicators are present. The Company identified impairment indicators during the year and performed a goodwill impairment test for the Enterprise reporting unit during the third quarter of 2019, using the income approach to value the reporting unit fair value. The impairment test resulted in a goodwill impairment of $254.

The material assumptions used for the income approach were five (5) years of projected cash flows and discount rate of 25%.

In addition, as part of the Company's annual impairment test procedures, it has reassessed the results of the impairment test performed during the third quarter of 2019 and concluded that no additional impairment  is required as of December 31, 2019.

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

With regards to employees in Israel that are not subject to Section 14, the Company's liability for severance pay is calculated pursuant to the Severance Pay Law, based on the most recent salary of the relevant employees multiplied by the number of years of employment as of the balance sheet date. These employees are entitled to one-month salary for each year of employment or a portion thereof. The Company's liability for these employees is fully provided for via monthly deposits with severance pay funds, insurancepolicies and an accrual. The value of these deposits is recorded as an asset with other assets on the Company's balance sheet.

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

Severance expense for the years ended December 31, 2019 and 2018 amounted to approximately $109 and $90 respectively.

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

As of January 1, 2018, the Company adopted the new standard using the modified retrospective transition approach. See also note 2u.

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

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates the fair value of stock options granted with the following weighted average assumptions for 2017 (there were no options grants in 2018 and 2019):

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

(4)	Expected term of options granted represents the period of time that options granted are expected to be outstanding and is estimated based on the Company's history.

Effective as of January 1, 2017, the Company adopted Accounting Standards Update 2016-09, "Compensation-Stock Compensation (Topic 718)" ("ASU 2016-09") on a modified, retrospective basis. ASU 2016-09 permits entities to make an accounting policy election related to how forfeitures will impact the recognition of compensation cost for stock - based compensation: to estimate the total number of awards for which the requisite service period will not be rendered or to account for forfeitures as they occur. Upon adoption of ASU 2016-09, the Company accounts for forfeitures as they occur.

p.	Concentrations of credit risk:

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

The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection according to management estimates.

The Company has no off-balance-sheet concentrations of credit risk.

q.	Basic and diluted net earnings (loss) per share:

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

No options have been included in the calculation of the diluted net earnings per share due to the Company’s losses during all the years presented.

r.	Derivatives instruments:

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

During 2019, 2018 and 2017, the Company entered into forward, call and put option contracts in the aggregate notional amounts of $2,193 $2,100 and $1,900, respectively, which converted a portion of its floating currency liabilities to a fixed rate basis, thus reducing the impact of exchange rate fluctuations on the Company's cash flow. In 2019, 2018 and 2017, the revaluation income (expenses) from these contracts with respect to the above transactions were$4, $(9) and $84, respectively, and are presented in the statements of operations as financial income (expense), net. As of December 31, 2019, the Company had outstanding call and put option contracts in an insignificant amount.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Comprehensive income (loss):

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

t.	Treasury shares:

Company shares held as treasury shares are recognized at cost, and as a deduction from equity. Any gain or loss arising from a purchase, sale, issuance or cancellation of treasury shares is recognized directly in equity.

u.	Impact of recently adopted accounting standards:

On January 1, 2019, ASC 842, as amended, became effective. It supersedes the lease accounting guidance under ASC 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding ROU assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The new guidance had no impact on the Company’s consolidated financial statements as the Company enters on a monthly basis into non-obligating lease contract with a monthly rental charge. The Company elected the practical expedients which permits leases with an original lease term of less than one year to be excluded from the operating lease right-of-use (“ROU”) assets and operating lease liabilities.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Impact of recently issued accounting standards:

1.
In January 2017, the FASB issued Accounting Standards Update No. 2017-04 (ASU 2017-04) “Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019; early adoption is permitted. The Company does not expect that adoption of this standard will have a material impact on its consolidated financial statements.

2.
In June 2016, the FASB issued Accounting Standards Update No. 2016-13 (ASU  2016-13) "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Company does not expect that adoption of this standard will have a material impact on its consolidated financial statements.

NOTE 3:	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2019	2018

Government authorities	$27	$32
Prepaid expenses	175	27
Lease deposits	-	29
Others	34	13

	$236	$101

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:	PROPERTY AND EQUIPMENT

	December 31,
	2019	2018
Cost:

Computers and peripheral equipment	$627	$1,048
Office furniture and equipment	66	190
Leasehold improvements	-	31

	693	1,269
Accumulated depreciation:

Computers and peripheral equipment	567	1,021
Office furniture and equipment	64	172
Leasehold improvements	-	16

Accumulated depreciation	631	1,209

Depreciated cost	$62	$60

The depreciation expense for the years ended December 31, 2019, 2018 and 2017 amounted to $58, $61 and $77, respectively.

In 2019, the Company derecognized fully depreciated property, plant and equipment in an amount of $13 that are no longer used by the Company.

NOTE 5:       ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2019	2018

Employees and payroll accruals	$307	$304
Institutions and income tax payable	143	130
Accrued expenses	1,857	1,950
Related parties	10	10

	$2,317	$2,394

NOTE 6:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Group leases office space through operating leases. The facilities of the Company and its subsidiaries are leased for periods ending February 2019. No Future lease commitments under non-cancelable operating leases as of December 31, 2019.

Commencing February 2019, the Company enters on a monthly basis into non-obligating lease contract with a monthly rental charge that ranged from $ 10 to $ 15 during that period.

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

As of December 31, 2019, the Company had a contingent liability to pay royalties in the amount of approximately $ 8,236 plus interest for grants received after January 1999.

The Company has paid or accrued royalties in its cost of revenues relating to the repayment of such IIA grants in the amount of $ 51, $ 66 and $ 92 for the years ended December 31, 2019, 2018 and 2017, respectively.

c.	Claims and demands:

1.	Claims related to discontinued operations:

The Company is a party to various tax claims that arose in TABS Brazil a subsidiary which was discontinued in 2009. During 2019, the Company reassessed the likelihood of those tax claims and based on its legal advisors opinion it concluded that they have become remote.

In August 2007, the Company’s Brazilian subsidiary, TABS Brazil, was ordered by the Labor Law Court in Brazil to pay approximately $42 to one of its former employees. Such amount bears a 1% interest rate per month from the date that the claim was filed, accumulating to $110 as of December 31, 2019, was recorded within discontinued operations.

2.
The Israeli Government, through the Fund for Encouragement of Marketing Activities, awarded C. Mer Industries Ltd. ("C. Mer"), the former parent of the Company grants for participation in foreign marketing expenses, partially related to the Company's marketing activities for the years 1996 - 1998. As of December 31, 2019, a provision which was recorded in prior years with respect to this demand was reversed since based on a legal opinion the statute of limitation of this demand expired in 2019.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:       TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rates:

Generally, income of Israeli companies is subject to corporate tax. The corporate tax rate in Israel, effective as of January 1, 2018 and thereafter, is 23%, compared with 24% in 2017.

2.	Tax Benefits for Research and Development:

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

3.	Tax assessments:

The Company has received final tax assessments through the tax year of 2014.

b.	Income taxes on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

c.	Tax Reform in the U.S:

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

As of December 31, 2019, the Company, its subsidiaries in Hong Kong and in the U.S had an estimated total amount of available carry-forward tax losses of approximately $25,000, $590, $570, respectively, to offset against future taxable profits. The operating tax loss carry-forwards in Israel may be offset indefinitely against operating income. In addition, as of December 31, 2019, the Company had capital losses in the amount of approximately $514 that can be carried forward indefinitely.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:       TAXES ON INCOME (Cont.)

MTS IntegraTRAK, the Company’s U.S. subsidiary, is subject to U.S. income taxes. Total net operating loss carry-forwards of approximately $570 as of December 31, 2019, will expire in the years 2021 to 2028. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. Such annual limitation may result in the expiration of net operating losses before utilization.

e.	Deferred income taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group's deferred tax liabilities and assets are as follows:

	December 31,
	2019	2018
Deferred tax asset (liability):

Tax loss carry-forwards	$6,089	$6,681
Accruals for interest	283	283
R&D expenses	148	253
Allowances for doubtful accounts and accruals for employee benefits	76	74
Depreciation and amortization	16	25

Deferred tax asset before valuation allowance	6,612	7,316
Goodwill	(746)	(791)
Valuation allowance	(6,029)	(6,706)

Deferred tax liability, net	$(163)	$(181)

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
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2019	2018	2017

Loss before taxes on income, net, as reported in the statements of operations from continuing operations	$(188)	$(840)	$(411)

Tax rates	23%	23%	24%

Theoretical tax benefit	$(43)	$(193)	$(99)

Decrease in taxes resulting from:

Non– deductible expenses	38	37	24
Loss and timing differences for which no deferred tax was provided	(2)	187	50
Tax adjustment in respect of different tax rate of subsidiaries	3	6	12
Changes in provision for uncertain tax positions	8	9	4

Taxes on income, net, as reported in the statements of operations	$4	$46	$(9)

g.	Loss before income (expense) taxes is comprised as follows:

	Year ended December 31,
	2019	2018	2017

Domestic	$(217)	$(803)	$(351)
Foreign	29	(37)	(60)

	$(188)	$(840)	$(411)

h.	Taxes on income are comprised as follows:

	Year ended December 31,
	2019	2018	2017

Current	$22	$11	$11
Deferred	(18)	35	(20)

	$4	$46	$(9)

Foreign	$4	$46	$(12)
Domestic	-	-	3

	$4	$46	$(9)

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:       TAXES ON INCOME (Cont.)

i.	As of December 31, 2019, the Company recorded a liability for unrecognized tax benefits of $156. A reconciliation of the opening and closing amounts of unrecognized tax benefits is as follows:

	2019	2018

Balance as of beginning of the year	$148	$139
Cumulative translation adjustments and other	8	9

Balance at the end of the year	$156	$148

NOTE 8:       RELATED PARTY TRANSACTIONS AND BALANCES

a.
The Company receives certain services from C. Mer, a publicly traded company. Mr. Chaim Mer, the Company's chairman of the board and Mr. Isaac Ben Bassat, a former director of the Company, are members of the controlling group of C. Mer. These services include reimbursement for shared expenses related to a commercial insurance policy.

b.
From January 1, 2009 until September 2011, as part of the acquisition of certain assets and liabilities of AnchorPoint, Inc., the Company received certain services from Data Distributors Inc., a company controlled by Mr. Roger Challen, a former director of the Company and the controlling shareholder of the Info Group Inc., a beneficial owner of 11.45% of the Company's Ordinary shares as of December 31, 2019. These services include reimbursement for shared expenses, development and IT services, other administrative services. Expenses recognized with respect to the above-mentioned services were approximately $0, $10 and $2 for the years ended December 31, 2019, 2018 and 2017, respectively. In addition, the Company rents an office in Powder Springs, Georgia, from Mr. Challen, under a month-to-month lease. In each of the years ended December 31, 2019, 2018 and 2017, the Company paid or accrued $56 with respect to the above-mentioned rent expenses.

c.	Balances and transactions with related parties were as follows:

1.	Balances with related parties:

	December 31,
	2019	2018

Other accounts payable and accrued expenses (Note 5)	$10	$10

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:       RELATED PARTY TRANSACTIONS AND BALANCES (Cont.)

2.	Transactions with related parties:

	Year ended December 31,
	2019	2018	2017
Amounts charged by related parties:

Cost of revenues	$44	$37	$33
Operating expenses	125	148	197

	$169	$185	$230

NOTE 9:       SHAREHOLDERS' EQUITY

a.	Share capital:

The Ordinary shares entitle their holders the right to receive notice to participate in and vote at general meetings of the Company and the right to receive cash dividends, if declared.

In March 2017, the Company issued 20,767 Ordinary shares to a consultant as finder fees for the Vexigo acquisition upon the exercise of warrants he was issued as compensation for his services.

On August 14, 2017, the Company issued in a private placement to certain of its shareholders an aggregate of 200,803 Ordinary shares for an aggregate amount of $400, pursuant to a share purchase agreement.

In August 2017, the Company converted $1,220 of debt to Vexigo’s former shareholders incurred in connection with the acquisition of Vexigo into warrants to acquire 400,000 Ordinary shares. Following such debt conversion, the Company currently does not have any outstanding debt in connection with the Vexigo acquisition. The warrants have a term of five years and are exercisable without any additional consideration commencing on the second anniversary of their issuance. During the two years period following issuance, the Company had an option to purchase all or a portion of such warrants at a price per warrant of $3. Since September 2019, most of Vexigo’s former shareholders exercised their warrants and were issued an aggregate of 318,085 Ordinary shares.

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

In June 2018, the Company issued 175,439 Ordinary shares for an aggregate amount of $188 to Alpha Capital Anstalt, an institutional investor, pursuant to a Purchase Agreement.

In October 2018, the Company issued 1,315,789 convertible preferred shares of a newly-created class (the “Preferred Shares”) for an aggregate amount of $1,353 [again – think you should note that this is the net amount], to Alpha Capital Anstalt, an institutional investor, pursuant to a Purchase Agreement (the “Alpha Capital SPA”).

The Preferred Shares confer the following rights upon their holders: (i) equal rights to receive dividends, if and when distributed, whether in cash or any other manner, and to participate in a distribution of bonus shares, if and when distributed (on an as-converted basis), (ii) equal right to participate in a distribution of the Company’s assets available for distribution, in the event of liquidation or winding-up of the Company (on an as-converted basis), (iii) a right of conversion into Ordinary shares as described below and (iv) equal rights to vote on all matters submitted to a vote of the Ordinary shares (on an as-converted basis, up to the beneficial ownership limitation described below, to the extent applicable).

Each Preferred Share is convertible, at any time and from time to time at the option of the shareholder thereof, into such number of Ordinary shares determined by dividing the Per Preferred Share Purchase Price ($1.14, subject to adjustments) by the conversion price then in effect (the “Conversion Rate”).  The initial Conversion Rate is 1:1. As to Alpha Capital Anstalt, from the closing date of the Alpha Capital SPA and until 36 months from the closing date, if and whenever the Company issues or sells Ordinary shares or Ordinary shares equivalents  for a consideration per share that is less than the conversion price then in effect (the “Discounted Per Ordinary Share Purchase Price”), and which is not an exempted issuance, then immediately after such dilutive issuance, the conversion price shall be reduced to equal the Discounted Per Ordinary Share Purchase Price, but in no event shall the conversion price become lower than the greater of (i) $US 0.10 or (ii) 20% of the closing price on the trading day immediately prior to the date of the Alpha Capital SPA.

The Company’s Articles provide that it shall not affect any conversion of the Preferred Shares to the extent that, after giving effect to the conversion, the applicable shareholder would beneficially own in excess of the Beneficial Ownership Limitation. The “Beneficial Ownership Limitation” is defined a 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary shares issuable upon conversion of Preferred Shares held by the applicable shareholder. The applicable shareholder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions applicable to its Preferred Shares. Any such increase or decrease in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company and shall only apply to such shareholder.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:       SHAREHOLDERS' EQUITY (Cont.)

During 2019, Alpha Capital partly exercised its greenshoe option and purchased an aggregated number of 692,983 convertible preferred shares in consideration of $790,000.

In December 2019, the Company and its Board members approved an extension of Alpha’s remaining portion of the greenshoe option for six months until April 30, 2020.

b.	Share options:

In 2003, the Company adopted its 2003 Incentive Share Option Plan (the "2003 Plan") that conforms with the provisions of section 102 of the Israel Income Tax Ordinance. As amended by the Company’s shareholders in 2013 and 2016, the 2003 Plan authorizes the grant of options to purchase up to 482,319 of the Company’s Ordinary shares to officers, employees and directors of the Company or any subsidiary, pursuant to section 102 of the Israel Income Tax Ordinance and will expire on November 30, 2023.

In June 2006, the Company adopted its 2006 Stock Option plan (the "2006 Plan"), intended to grant options to officers, employees and directors of MTS IntegraTRAK or any subsidiary of the Company. Each option granted under the 2006 Plan may be either an option intended to be treated as an "incentive stock option", within the meaning of section 422 of the Internal Revenue Code of 1986, as amended, or an option that will be treated as a "non-qualified stock option". As amended in 2011 and 2013, the 2006 Plan authorizes the grant of options to purchase up to 183,333 of the Company’s Ordinary shares and will expire on July 2026.The total number of Ordinary shares with respect to which options may be granted to any eligible employee during any twelve months period under the 2006 Plan is 50,000 Ordinary shares, subject to adjustment as provided in the 2006 Plan. Each option granted under the 2006 Plan is exercisable until the earlier of five years from the date of the grant of the option or the expiration dates of the option plan. The exercise price of the options granted under the 2006 Plan may not be less than the fair market value of an Ordinary share determined as of the date of grant of the option.

On October 1, 2017 the Company authorized an options grant to its CEO, to acquire 116,667 ordinary shares under 2003 Israeli Share Option Plan. These options vest over a period of four years (25% vesting on October 1, 2018 and an additional 12.5% vesting every six months for the following three years), subject to the fulfillment of a condition to vesting.  The condition to vesting will be fulfilled in the event the closing price of the Company’s Ordinary shares is equal to or higher than a price per share of $4.5 three month for a consecutive period. The exercise price per share of the options is $2.16 (the closing price per share of the Company’s Ordinary shares on the NASDAQ Capital Market on September 28, 2017, the date of the Company’s Board of Directors’ approval of the terms). In addition, in the event of an M&A or reverse merger transaction (where current shareholders will hold less than 50% of the shares of the company) and if the CEO will not continue to serve as the CEO of the company (or is released during the six-month period following the closing of the transaction), 50% of all of the unvested options will become vested. The options are due to expire on October 1, 2027, unless earlier terminated pursuant to the terms of our 2003 Israeli Share Option Plan.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:       SHAREHOLDERS' EQUITY (Cont.)

As of December 31, 2019, 468,284 Ordinary shares are available for future option grants under the Company’s plans.

c.	A summary of option activity under the Company's stock option plans to its employees as of December 31, 2019, and changes during the year ended December 31, 2019, are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2019	128,334	$2.34	8.01	$-
Granted	-	$-	-	$-
Exercised	-	$-	-	$-
Expired and forfeited	11,667	$4.14	-	$-

Outstanding at December 31, 2019	116,667	$2.16	7.76	$-

Exercisable at December 31, 2019	58,334	$2.16	3.88	$-

The weighted average grant-date fair value of options granted during 2017 was $1.67 per option. There were no new grants or exercises during 2018 and 2019.

The total compensation cost related to options granted to employees under the Company's share-based compensation plans recognized for the years ended December 31, 2019, 2018 and 2017 amounted to $47, $90 and $1, respectively.

As of December 31, 2019, there was $33 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:       SHAREHOLDERS' EQUITY (Cont.)

d.	Total stock-based compensation expenses recognized during the period:

The total stock-based compensation expense related to employees' equity-based awards, recognized for the years ended December 31, 2019, 2018 and 2017, was comprised as follows

	Year ended December 31,
	2019	2018	2017

Cost of revenues	$-	$-	$4
Research and development	-	1	5
Selling and marketing	-	-	5
General and administrative	47	89	(13)

	$47	$90	$1

e.	Options to non-employees:

Issuance date	In connection with	Number of options granted	Options exercisable	Exercise price per share	Exercisable through

April 1, 2015	consultant	26,667	-	2.64	April 2020

Our former CEO, Mr. Lior Salansky served as a consultant to the Company’s Board of Directors and agreed to provide his consulting services in consideration for the extension of the option granted to him on April 1, 2015 (which became fully vested on April 1, 2016) to acquire 26,667 Ordinary shares under our 2003 Plan.

In addition, the Company issued to Mr. Lior Salansky, upon the closing of Vexigo’s deal, a cashless exercise mechanism to acquire 2% of the Company’s outstanding Ordinary shares on a pre-closing basis (31,151 Ordinary shares based on the number of shares outstanding prior to the closing) with an exercise price equal to the market price of the Ordinary shares at the signing of the SPA (i.e., $2.88 per share) valid for a period of five years

NOTE 10:     SUBSEQUENT EVENTS

1.
The ongoing Coronavirus outbreak that has surfaced in China and is spreading throughout the world may affect the Company due to the general economic effects of epidemics and other public health crises.  Such a pandemic or a similar public health threat could adversely impact the Company by causing operating and project development delays and disruptions, labor shortages, travel disruption and shutdowns (including as a result of government regulation and prevention measures). Further, the virus could have a negative impact on the Company's ability to generate revenues causing order cancellations, delays and the inability of certain of its sales and support teams to travel and/or meet with customers or provide on-site services.

Given the potential impact on the Company's business as a result of the outbreak, the values or the recoverable amounts of certain assets subsequent to the reporting date may be less than their carrying amounts as of December 31, 2019. The potential decline in value is determined to be a non-adjusting event as management concluded that the cause of the shut down in the series of events that led to the disruptions in operations is not the outbreak itself, but rather the measures taken by the government after the reporting date. Because the outbreak may also result in uncertainties in relation to the assumptions and estimations associated with the measurement of various assets and liabilities in the financial statements that the Company may not have previously recognized or disclose, the occurrence of the outbreak has certainly added additional risks that the carrying amounts of assets and liabilities may require certain adjustments within the next financial year which financial effect cannot be reasonably estimated at this stage.

2.
During February 2020, a legal action was filed against the Company’s US subsidiary in the New York Supreme Court in the amount of $32. The plaintiff has alleged that the Company has not paid certain alleged outstanding bills. If the plaintiff insists on continuing the litigation, the Company will seek to dismiss the lawsuit base on the lack of service process. According to the Company’s legal advisors there is a good basis for such a motion to be granted. In any event, all filings incases before the court, except for certain essential filings, have been currently suspended due to the COVID-19 crisis.

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MER TELEMANAGEMENT SOLUTIONS LTD.
By:	/s/ Roy Hess
Roy Hess
Chief Executive Officer

Dated: March 26, 2020