Form 20-F
period 2020-12-31
MER TELEMANAGEMENT SOLUTIONS LTD
filed 2021-05-17
CIK 1025561

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report.................

Commission file number: 0-28950

MER TELEMANAGEMENT SOLUTIONS LTD.
(Exact Name of Registrant as specified in its charter
and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

14 Hatidhar Street,  P.O. Box 2112 Ra’anana 4366517, Israel
(Address of principal executive offices)

Ofira Bar (Chief Financial Officer), +972-9-7777-540 (phone), +972-9-7777-566 (fax)
14 Hatidhar Street,  P.O. Box 2112 Ra’anana 4366517, Israel
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 4,424,991 Ordinary Shares as of December 31, 2020.

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

Yes   ☒   No   ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐   Item 18 ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

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

Since our public offering in May 1997, our ordinary shares have been listed on the NASDAQ Stock Market (symbol: MTSL) and are presently listed on the NASDAQ Capital Market. As used in this annual report, the terms “we,” “us”, “our” and “MTS” mean Mer Telemanagement Solutions Ltd. and its subsidiaries, unless otherwise indicated.  As used in this annual report, “MTS IntegraTRAK” means MTS IntegraTRAK Inc., our wholly-owned U.S. subsidiary.

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

i

TABLE OF CONTENTS

Page
PART I		4
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	4
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	4
ITEM 3.	KEY INFORMATION	4
A.	Selected Financial Data	4
B.	Capitalization and Indebtedness	5
C.	Reasons for the Offer and Use of Proceeds	5
D.	Risk Factors	5
ITEM 4.	INFORMATION ON THE COMPANY	19
A.	History and Development of the Company	19
B.	Business Overview	20
C.	Organizational Structure	24
D.	Property, Plants and Equipment	24
ITEM 4A.	UNRESOLVED STAFF COMMENTS	25
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	25
A.	Operating Results	25
B.	Liquidity and Capital Resources	31
C.	Research and Development	35
D.	Trend Information	36
E.	Off-Balance Sheet Arrangements	36
F.	Tabular Disclosure of Contractual Obligations	36
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	37
A.	Directors and Senior Management	37
B.	Compensation	39
C.	Board Practices	40
D.	Employees	48
E.	Share Ownership	50
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	52
A.	Major Shareholders	52
B.	Related Party Transactions	53
C.	Interests of Experts and Counsel	54
ITEM 8.	FINANCIAL INFORMATION	54
A.	Consolidated Statements and Other Financial Information	54
B.	Significant Changes	55
ITEM 9.	THE OFFER AND LISTING	55
A.	Offer and Listing Details	55
B.	Plan of Distribution	55
C.	Markets	55
D.	Selling Shareholders	55
E.	Dilution	55
F.	Expense of the Issue	55
ITEM 10.	ADDITIONAL INFORMATION	56
A.	Share Capital	56
B.	Memorandum and Articles of Association	56
C.	Material Contracts	57
D.	Exchange Controls	59
E.	Taxation	68
F.	Dividend and Paying Agents	68
G.	Statement by Experts	68
H.	Documents on Display	68
I.	Subsidiary Information	68
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS	68
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	69

ii

iii

PART I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.           Selected Financial Data

The following selected consolidated financial data for and as of the five years ended December 31, 2020 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP.  Our audited consolidated financial statements for the three years ended December 31, 2020 and as of December 31, 2019 and 2020 appear elsewhere in this annual report.  Our selected consolidated financial data as of December 31, 2016, 2017 and 2018 and for the years ended December 31, 2015 and 2016 have been derived from audited consolidated financial statements not included in this annual report. In June 2018, we sold the assets relating to our former Vexigo online video advertising solution business to an unaffiliated third party for $250,000. Following the sale on June 1, 2018, Vexigo Ltd ceased its business operations. The results of the discontinued operations including prior periods' comparable results, assets and liabilities have been retroactively included in discontinued operations.The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects,” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Operations Data:
	Year Ended December 31,
	2020	2019	2018	2017	2016
	(U.S. dollars in thousands, except share and per share data)
Revenues	4,018	$5,193	$5,861	$6,773	$7,551
Cost of revenues	1,795	1,857	2,149	2,058	2,708
Gross profit	2,223	3,336	3,712	4,715	4,843
Research and development	-	545	825	1,645	1,754
Selling and marketing	752	817	1,471	1,529	1,765
General and administrative	1,867	1,890	2,239	1,966	2,207
Goodwill impairment	1,723	254
Operating loss	(2,119)	(170)	(823)	(425)	(883)
Financial income (expenses), net	16	(18)	(17)	14	2
Loss before taxes on income	(2,103)	(188)	(840)	(411)	(881)
Taxes on income (benefit), net	(325)	4	46	(9)	63
Net loss from continuing operations	(1,778)	(192)	(886)	(402)	(944)
Net income (loss) from discontinued operations	(37)	57	(284)	(1,366)	(4,277)
Net loss	(1,815)	$(135)	$(1,170)	$(1,768)	$(5,221)
Basic and diluted net loss per share from continuing operations	$(0.29)	$(0.04)	$(0.26)	$(0.13)	$(0.33)
Basic and diluted net loss per share from discontinued operations	$(0.01)	$0.01	$(0.08)	$(0.46)	$(1.52)
Basic and diluted net loss per share	$(0.30)	$(0.03)	$(0.34)	$(0.59)	$(1.85)
Weighted average number of ordinary shares used in computing basic net loss per share	5,954,795	5,013,374	3,435,161	2,991,547	2,817,427
Weighted average number of ordinary shares used in computing diluted net loss per share	5,954,795	5,081,865	3,435,161	2,991,547	2,817,427

Balance Sheet Data:
	As of December 31,
	2020	2019	2018	2017	2016
	(in thousands)
Working capital (deficiency)*	685	$503	$(376)	$(1,474)	$(2,736)
Total assets	5,51	8,043	7,523	8,646	12,288
Shareholders’ equity	2,021	3,105	2,403	1,712	1,860

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

Risks Relating to Our Financial Condition

•	Our auditors have expressed substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain further financing.

•
We have incurred operating losses in each of the past six years and may not regain profitability in the future. We anticipate that we will need additional funding. If we are unable to raise capital or close the Merger Agreement, we will be forced to reduce or eliminate certain of our operations.

•	The spread of COVID-19 may adversely affect our business operations and financial condition.

Risks Related to the TEM Business

•	We derive a significant portion of our revenues from TEM call accounting solutions, whose revenues have declined in recent years.

•	The operating expenses associated with our TEM call accounting solutions are mostly fixed expenses. If our TEM call accounting revenues decline, our operating results will be adversely affected.

•	Our semi-annual and annual results have fluctuated significantly in the past and are likely to fluctuate significantly in the future

•	We are subject to risks associated with rapid technological change and risks associated with new versions, offerings, products and industry standards.

•	The market for our TEM and call accounting solutions may be adversely affected by intense competition.

•	The impairment of intangible assets and goodwill arising from our acquisitions could continue to negatively impact affect our net income and shareholders’ equity

•	We depend on business telephone system manufacturers, vendors and distributors for our sales.

•	We are subject to risks relating to proprietary rights and risks of infringement.

•
Because we collect and recognize revenue from services over the term of our customer agreements, the lack of customer renewals or new customer agreements may not be immediately reflected in our operating results.

•	We are subject to risks associated with international operations.

•	Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

•	We are subject to risks arising from product defects and potential product liability.

•
We depend upon the continued retention of certain key personnel. Turnover in the ranks of our executive officers in recent years could adversely affect our growth strategy and the execution of our business plans.

•	We are subject to ESG risks.

Risks Related to the Pending Merger

•	Our proposed merger may not be completed.

•	SharpLink Stockholders will Exercise Significant Control over MTS as a Result of the Merger

•	Future Issuances Of MTS Shares Could Dilute Current Stockholders Or Adversely Affect The Market.

•	SharpLink May Not Generate an Operating Profit.

•	SharpLink May Require Additional Capital For Its Operations And Obligations, Which It May Not Be Able To Raise Or, Even It If Does, Could Have Dilutive And Other Negative Effects On Its Stockholders.

•	SharpLink’s Markets Are Evolving And Characterized By Rapid Technological Change, Which It May Not Be Able To Keep Pace With.

•	SharpLink’s Success Depends On Its Key Personnel Whom It May Not Be Able To Retain, And It May Not Be Able To Recruit Additional Qualified Personnel To Meet Its Needs, Which Would Harm Its Business.

•	SharpLink Depends On a Limited Number Of Customers For A Substantial Portion Of Its Revenues. The Loss Of Any Key Customer Without Replacement Could Substantially Reduce SharpLink’s Future Revenues.

•	SharpLink May Face Intellectual Property Infringement Or Other Claims Against It Or Its Customers That Could Be Costly To Defend And Result In Loss Of Significant Rights.

•	SharpLink May Ultimately Be Unable To Compete In The Markets For The Products And Services It Offers.

•
SharpLink could in the future be subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing and which could subject us to claims or otherwise harm their business. Any change in existing regulations or their interpretation, or the regulatory climate applicable to its  products and services, or changes in tax rules and regulations or interpretation thereof related to their products and services, could adversely impact SharpLink’s ability to operate its business as currently conducted or as we seek to operate in the future, which could have a material adverse effect on SharpLink’s financial condition and results of operations.

•	If the Merger is not completed, we will lose all of the funds expended in connection with the pending merger.

Risk Related to Our Ordinary Shares

•	If we fail to maintain compliance with NASDAQ’s continued listing requirements, our shares may be delisted from the NASDAQ Capital Market.

•	A few of our shareholders who are also members of our Board, may have a significant influence over our business prospects.

•	Our share price has been volatile in the past and may decline in the future.

Risks Related to Operations in Israel

•	Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

•	Our financial results may be adversely affected by inflation and currency fluctuations.

•	Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

•	Provisions of Israeli law may delay, prevent or make difficult our acquisition by a third-party, which could prevent a change of control and therefore depress the price of our shares.

•	The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

•	As a foreign private issuer, whose shares are listed on the NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

•	Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

Risks Related to Our Financial Condition

Our auditors have expressed substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain further financing.

Our audited financial statements for the year ended December 31, 2020, were prepared under the assumption that we would continue our operations as a going concern. Our independent registered public accounting firm has included a “going concern” explanatory paragraph in its report on our financial statements for the year ended December 31, 2020, indicating that we have suffered recurring losses from operations and have a net capital deficiency, which raises substantial doubt about our ability to continue as a going concern. The inclusion of this “going concern” paragraph in our financial statements and the uncertainty concerning our ability to continue as a going concern may adversely affect our ability to obtain future financing and, if obtained, the terms of such financing. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. As of December 31, 2020, we had cash and cash equivalents of $1.5 million and a working capital of $685,000.  We expect that our cash position will be reduced during the first quarter of 2021. Without additional funds from private or public offerings of debt or equity securities, sales of assets, sales or licenses of intellectual property or technologies, or other transactions, we will exhaust our resources and will be unable to continue operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

We have incurred operating losses in each of the past six years and may not regain profitability in the future. We anticipate that we will need additional funding. If we are unable to raise capital or close the Merger Agreement, we will be forced to reduce or eliminate certain of our operations.

            We have incurred operating losses in each of the last six years and may not be able to regain profitable operations in the future or generate positive cash flows from operations. Our continued losses have resulted in our having a working capital deficiency in the past four years. To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations in the future, and as a result, there is substantial doubt about our ability to continue as a going concern. During 2020, we had negative operating cash flows and as of December 31, 2020, our cash and cash equivalents were $1.5 million.

During 2018-2020, we continued to implement a significant cost reduction program, mainly by a reduction in the number of employees and educed lease expenses.  In addition, we continued our efforts to identify and approach a potential M&A candidate in order to enhance shareholder value, efforts that ultimately resulted in entering into a definitive Merger Agreement (see below for “Risks Related to the Possible Merger”).

                The Merger Agreement is subject to the approval of our shareholders at a meeting of shareholders that is expected to be held in the second quarter of 2021, along with the satisfaction or waiver of other customary conditions. If the Merger Agreement is not consummated for any number of reasons or we do not find another M&A opportunity, our results of operations and financial condition will be adversely affected and we will be forced to reduce the scope of, or eliminate certain of our operations.

The spread of COVID-19 may adversely affect our business operations and financial condition.

In December 2019, an outbreak of COVID-19 was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. This highly contagious disease has spread to over 180 countries in the world and throughout both Israel and the United States, seriously impacting our workforce, customers and suppliers, disrupting economies and financial markets, and potentially leading to a world-wide economic downturn. It has caused a disruption of the normal operations of many businesses, including the temporary closure or scale-back of business operations and the imposition of either quarantine or remote work or meeting requirements for employees, either by government order or on a voluntary basis. The pandemic may adversely affect our customers’ ability to perform their missions and is in many cases disrupting their operations. It may also impact the ability of our subcontractors, partners, and suppliers to operate and fulfill their contractual obligations, and result in an increase in their costs and cause delays in performance. These supply chain effects, and the direct effect of the virus and the disruption on our operations, may negatively impact both our ability to meet customer demand and our revenue and profit margins. The COVID-19 pandemic is continuously evolving, and to date has led to both Israel and the United States imposing quarantines and restrictions on travel and mass gatherings and curtailed and limited non-essential work in an attempt to slow the spread of the virus. Some of our employees are quarantined and in some cases, are working remotely and using various technologies to perform their functions. We may encounter delays or changes in customer demand, particularly if government funding priorities change. Additionally, the disruption and volatility in the global and domestic capital markets may increase the cost of capital and limit our ability to access capital. The COVID-19 pandemic has adversely impacted our operations in various ways. Our marketing of the Omnis product was delayed by the onset of the pandemic and it resulted in a disruption in our operations and may negatively impact our revenue and profit during this period of uncertainty. While the ultimate impact of the spread of COVID-19 remains highly uncertain and is subject to change, if additional protective or preventative measures are imposed, on our business operations, revenues and financial condition may be adversely impacted.

Risks Related to the TEM Business

We derive a significant portion of our revenues from TEM call accounting solutions, whose revenues have declined in recent years.

 A significant portion of our revenues is derived from our TEM call accounting solutions, the sales of which have stable in the past years and call accounting solutions, whose revenues have declined each year from 2006 through 2014 and from 2016 through 2020. Revenues for these products may not grow or stabilize in the future. If the market for our TEM solutions fails to grow or stabilize in the future, our business, operating results and financial condition would be adversely affected.  Our future financial performance will be dependent to a substantial degree on the successful introduction, marketing and customer acceptance of our current and future TEM call accounting solutions.

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

We are based in Israel and generate a large percentage of our sales in the United States.  Our sales in the United States accounted for 81.3%, 83% and 83% of our total revenues for the years ended December 31, 2018, 2019 and 2020, respectively (excluding our discontinued operations). We may not be able to maintain or increase international market demand for our products.  To the extent that we cannot do so in a timely manner, our business, operating results and financial condition will be adversely affected.

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

We are continuously working to upgrade our information technology systems and provide employee awareness training around phishing, malware, and other cyber risks to protect our client, employee, and company data against cyber risks and security breaches. Despite these efforts, we have experienced cybersecurity attacks in the past, most recently a ransomware attack that did not have a material effect on our company or its operations, and there is no guarantee that the procedures that we have implemented to protect against unauthorized access to secured data are adequate to safeguard against future data security breaches. While past cybersecurity attacks have not resulted in material losses, and with the most recent ransomware attack still being investigated, a data security breach or any failure by us to comply with applicable privacy and information security laws and regulations could materially impact our business and our results of operations.

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

Increasing scrutiny and changing expectations from investors, lenders, customers and other market participants with respect to our Environmental, Social and Governance, or ESG, policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investors, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG may hinder our access to capital, as investors and lenders may reconsider their capital investment allocation as a result of their assessment of our ESG practices. If we do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition and price our company’s shares could be materially and adversely affected.

Risks Related to the Pending Merger

Our proposed merger may not be completed.

 On April 15, 2021, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SharpLink, Inc. (“SharpLink”), pursuant to which SharpLink would merge with a subsidiary of MTS and become a wholly-owned subsidiary of MTS, the shareholders of SharpLink would become the majority owners of MTS, and MTS would changes its name and pursue the business of SharpLink under SharpLink management and board control (the “Merger”).

 However, there is no assurance that the pending Merger with SharpLink will ever be consummated or if it is consummated, that it will be pursuant to the terms set forth in the Merger Agreement. In addition to the risks relating to the business of MTS which are described above, you should carefully consider the following risk factors relating to the pending Merger.

Due to the change in the management, ownership and asset structure and location of MTS as a result of the Merger, it is currently expected that the combined company will cease to be a “foreign private issuer,” which would subject the combined company to increased regulatory requirements under the U.S. securities laws and would subject the combined company’s affiliates to the beneficial ownership reporting, short-swing trading and other requirements of Section 16 of the Exchange Act.

          We currently qualify as a foreign private issuer, as defined under the Exchange Act.  As a foreign private issuer, MTS is permitted by the SEC to file an annual report on Form 20-F and copies of certain home country materials on Form 6-K in lieu of filing annual, quarterly and current reports on Forms 10-K, 10-Q and 8-K.  MTS is exempt from SEC proxy statement requirements and certain SEC tender offer requirements and is permitted to sell securities outside the United States without resale restrictions under the U.S. Securities Act.  U.S. holders of MTS restricted securities may resell such securities to persons outside the United States who receive such securities without resale restrictions under the U.S. Securities Act and MTS’s affiliates are exempt from Section 16 of the Exchange Act. It is currently expected that due to the change in the management, ownership and asset structure and location as a result of the transaction, the combined company will cease to be a foreign private issuer and cease to be eligible for the foregoing exemptions and privileges effective January 1, 2022 (assuming the closing of the Merger is on or before June 30, 2021. We expect that any loss of our status as a foreign private issuer would have an adverse effect on our ability to raise funds through the sale of securities, on the cost of our compliance with U.S. securities law requirements and on the ability of U.S. holders of our restricted securities to resell such securities outside the United States.  In addition, the combined company would become subject to the beneficial ownership reporting, short-swing trading and other requirements of Section 16 of the U.S. Exchange Act.

Maintaining and improving the combined company’s financial controls and the requirements of being a public company may strain the combined company’s resources, divert management’s attention and affect its ability to attract and retain qualified board members.

As a public company, the combined company will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and Nasdaq rules. The requirements of these rules and regulations will impact the combined company’s legal and financial compliance costs, make some activities more difficult, time-consuming or costly and place strain on its personnel, systems and resources. As noted above, it is expected that as a result of the Transaction MTS will cease to be a “foreign private issuer”. Therefore, under the Exchange Act the combined company will be initially be required to file annual and current reports and once it loses its foreign private issuer status will be required to file annual, quarterly and current reports with respect to its business and financial condition. The Sarbanes-Oxley Act requires, among other things, that the combined company maintain effective disclosure controls and procedures and internal control over financial reporting. Ensuring that the combined company will have adequate internal financial and accounting controls and procedures in place is a costly and time-consuming effort that needs to be re-evaluated frequently. We do not expect that the combined company will initially have an internal audit group, and the combined company may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Implementing any appropriate changes to the combined company’s internal controls may require specific compliance training for the combined company’s directors, officers and employees, entail substantial costs, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of the combined company’s internal controls and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase the combined company’s operating costs and could materially impair its ability to operate its business. Moreover, effective internal controls are necessary for the combined company to produce reliable financial reports and are important to help prevent fraud.

In accordance with Nasdaq rules, unless the combined company is eligible for an exemption, it will be required to maintain a majority of independent directors on the board. The various rules and regulations applicable to public companies make it more difficult and more expensive for the combined company to maintain directors’ and officers’ liability insurance, and the combined company may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If the combined company is unable to maintain adequate directors’ and officers’ insurance, its ability to recruit and retain qualified officers and directors will be significantly curtailed.

We expect that the rules and regulations applicable to public companies will result in the combined company incurring substantial additional legal and financial compliance costs. These costs will decrease the combined company’s net income or increase its net loss and may require it to reduce costs in other areas of its business.

Management of the businesses after the pending merger

In accordance with the terms of the Merger Agreement with SharpLink, the directors and executive officers of SharpLink will become the directors and executive officers of the combined entity. The new directors and executive officers of SharpLink may not have the expertise or capacity to effectively manage the combined businesses after the Merger. If they are unable to operate the new combined businesses at a profit or if substantial costs are incurred in managing the merging of the businesses, either of such eventualities could materially and adversely affect our business, results of operations and financial condition.

SharpLink stockholders will exercise significant control over MTS as a result of the pending merger.

Under the terms of the Merger Agreement, SharpkLink’s stockholders will own approximately 86% of the outstanding equity of the combined company just after the Merger. As a result, the stockholders of SharpLink will have the ability to control MTS.

SharpLink’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges the combined company may encounter.

SharpLink operates in a highly competitive market characterized by rapid technological advances, frequent new product introductions, evolving industry and legal standards and changing customer preferences. SharpLink’s limited operating history makes it difficult to evaluate its future prospects and ability to respond to competitors, changes in its market and the risks and challenges it may encounter as it expands its business operations. If SharpLink fails to address the risks, uncertainties and difficulties that its faces, including those described elsewhere in this “Risk Factors” section, the combined company’s business, financial condition and results of operations could be adversely affected.

SharpLink has incurred significant losses since inception, and expects to incur significant losses in the future and may not be able to generate sufficient revenue to achieve and maintain profitability.

SharpLink expects to continue to incur significant losses for the foreseeable future as it expands its business operations, continue to develop products and implement its business plans and strategies. SharpLink’s  net loss for the years ended December 31, 2019 and 2020 was $0.1 million and $1.8 million, respectively. SharpLink expect that its losses will continue for the foreseeable future as it continues to invest significant funds toward its business.  SharpLink experienced these losses primarily due to the investments it made in developing its proprietary technologies and products, building its team and for professional expenses related to fund raising and preparing for the merger. Over the next several years, SharpLink  expects to continue to incur significant expenses in developing its software products. Additionally, SharpLink  may encounter unforeseen expenses, product development delays, declines in revenue or other unknown factors that may result in losses in future periods.  Moreover, as a public company, SharpLink will incur significant legal, accounting, administrative, insurance and other expenses that it did not incur as a private company. To date, SharpLink has financed its operations principally from the sale of convertible preferred stock. There can be no assurance that its revenue and gross profit will increase sufficiently such that its net losses will decrease, or that it will attain profitability, in the future. Further, SharpLink’s limited operating history makes it difficult to effectively plan for and model our operating expenses and our ability to generate revenue. SharpLink’s ability to achieve and then sustain profitability is based on numerous factors, many of which are beyond our control, including the impact of market acceptance of our products, product development results and timing, offerings or actions taken by our competitors, our market penetration and margins and current and future litigation. The combined company may never be able to generate sufficient revenue to achieve or sustain profitability, which could negatively impact the value of the Ordinary Shares.

SharpLink may require additional capital for its operations and obligations, which it may not be able to raise or, even it if does, could have dilutive and other negative effects on its stockholders.

Any projection of future long-term cash needs and cash flows are inherently subject to substantial uncertainty. There is no assurance that SharpLink’ current level of liquid assets will be sufficient for anticipated or unanticipated working capital and capital expenditure requirements during the next 12 months. SharpLink may need, or find it advantageous, to raise additional funds in the future to fund SharpLink’s growth, pursue sales opportunities, develop new or enhanced products and services, respond to competitive pressures or acquire complementary businesses, technologies or services.

If SharpLink raises additional funds through the issuance of equity or convertible debt securities, the percentage ownership of SharpLink’s stockholders (including the retained ownership of the current MTS shareholders) will be reduced and stockholders will experience additional dilution. These new securities may also have powers, preferences and rights that are senior to those of the rights of SharpLink’s common stock. SharpLink cannot be certain that additional financing will be available on terms favorable to it, if at all. If adequate funds are not available or not available on acceptable terms, SharpLink may be unable to fund its operations adequately, take advantage of acquisition opportunities, develop or enhance products or services or respond to competitive pressures. Any inability to do so may require SharpLink to delay or abandon some or all of its development and expansion plans and may threaten SharpLink’s ability to continue business operations.

The markets in which SharpLink operates are evolving and characterized by rapid technological change, which it may not be able to keep pace with.

The markets for SharpLink’s products and services are evolving and characterized by rapid technological change, changing customer needs, evolving industry standards and frequent new product and service announcements. The introduction of products employing new technologies and emerging industry standards could render SharpLink’s existing products or services obsolete or unmarketable. If SharpLink is unable to respond to these developments successfully or does not respond in a cost-effective way, its business, financial condition and operating results will suffer. To be successful, SharpLink must continually improve and enhance its products and service offerings and introduce and deliver new product and service offerings and improvement to existing products and services. SharpLink may fail to improve or enhance its products and services or introduce and deliver new products or services on a timely and cost-effective basis or at all. If SharpLink experiences delays in the future with respect to its products or services, it could experience a loss of revenues and customer dissatisfaction.

SharpLink’s success depends on its key personnel whom it may not be able to retain, and it may not be able to recruit additional qualified personnel to meet its needs, which would harm its business.

SharpLink believes that its success depends on the continued employment of its senior management team and key developers and engineers. SharpLink’s executive officers have important relationships with its key customers. If one or more of these executive officers were unable or unwilling to continue in their present positions, SharpLink’s business, financial condition and operating results could be materially adversely affected. SharpLink’s success also depends on having a highly trained technical staff of software experts. SharpLink will need to continue to hire personnel with the skill sets necessary to develop new applications for its software and hardware and to adapt its products and services to the needs of its potential clients. Competition for personnel, particularly for employees with technical expertise, is intense. Experienced software and technical experts often command sizeable compensation packages, including signing bonuses and stock options. A shortage in the number of trained technical personnel could limit SharpLink’s ability to design, develop and implement its products, increase sales of its existing products and services and make new sales as it offers new products and services. Ultimately, if SharpLink cannot hire and retain suitable personnel, or if it is unable to hire such persons on satisfactory financial terms, SharpLink’s business, financial condition and operating results will be impaired.

SharpLink depends on a limited number of customers for a substantial portion of its revenues. the loss of any key customer without replacement could substantially reduce SharpLink’s future revenues.

During the fiscal years ended 2019 and 2020, SharpLink’s revenues were largely derived from a limited number of  customers. In the year ended December 31, 2019, five customers accounted for 11% or more of Sharplink’s revenues (84% in the aggregate) and in the year ended December 31, 2020, four customers accounted for 11% or more of SharpLink’s revenues (69% in the aggregate). The loss of any of these customers and the inability to replace them with equally important new customers could substantially reduce SharpLink’s future revenues and result in a material adverse effect on its business.

SharpLink may face intellectual property infringement or other claims against it or its customers that could be costly to defend and result in loss of significant rights.

SharpLink has not conducted any patent or technology searches and there may be other technology which infringes upon its technology or which it may be infringing upon. A patent search will not disclose unpublished applications that are currently pending in the United States Patent Office, and there may be one or more such unpublished pending applications that would take precedence over SharpLink’s applications. Even if SharpLink were to be granted patent protection for some or all of its technology, there can be no assurance that these patents will afford SharpLink any meaningful protection. SharpLink intends to rely primarily on a combination of trade secrets, technical measures, copyright protection and nondisclosure agreements with its employees to establish and protect the ideas, concepts and documentation of software and trade secrets developed by SharpLink. Such methods may not afford complete protection, and there can be no assurance that third parties will not independently develop such technology or obtain access to the software SharpLink has developed. Although SharpLink believes that use of the technology and products it has developed and other trade secrets used in its operations does not infringe upon the rights of others, its use of the technology and trade secrets SharpLink develops may infringe upon the patents or intellectual property rights of others. In the event of infringement, SharpLink could, under certain circumstances, be required to obtain a license or modify aspects of the technology and trade secrets it developed or refrain from using same. SharpLink may not have the necessary financial resources to defend any infringement claim made against it or be able to successfully terminate any infringement in a timely manner, upon acceptable terms and conditions or at all. Failure to do any of the foregoing could have a material adverse effect on SharpLink. Moreover, if the patents, technology or trade secrets SharpLink developed or uses in its business is deemed to infringe upon the rights of others, SharpLink could, under certain circumstances, become liable for damages, which could have a material adverse effect on SharpLink. As SharpLink continues to market its products, it may encounter patent barriers that are not known today.

SharpLink may ultimately be unable to compete in the markets for the products and services it offers.

The markets for SharpLink’s products and services are intensely competitive. Increased competition may adversely affect SharpLink’s ability to enter into agreements with new customers or strategic partners and may result in reduced margins, any of which could seriously harm SharpLink’s business. Many of SharpLink’s competitors have longer operating histories, greater brand recognition and greater financial, technical, marketing and other resources than it does, and may have well-established relationships with its existing and prospective customers. This may place SharpLink at a disadvantage in responding to its competitors’ pricing strategies, technological advances, advertising campaigns, strategic partnerships and other initiatives. SharpLink’s competitors may also develop products or services that are superior to, or have greater market acceptance than, the products and services that SharpLink is able to develop. If SharpLink is unable to compete successfully against its competitors, its business, financial condition and operating results would be negatively impacted.

SharpLink could in the future be subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing and which could subject us to claims or otherwise harm their business. any change in existing regulations or their interpretation, or the regulatory climate applicable to its  products and services, or changes in tax rules and regulations or interpretation thereof related to their products and services, could adversely impact SharpLink’s ability to operate its business as currently conducted or as it seeks to operate in the future, which could have a material adverse effect on SharpLink’s financial condition and results of operations.

SharpLink provides services related to the U.S. fantasy sports and sports betting market. As a result, SharpLink is subject to laws and regulations relating to fantasy sports, sports betting and iGaming in the jurisdictions in which it conducts its business or in some circumstances, of those jurisdictions in which it offers its services or those are available, as well as the general laws and regulations that apply to all e-commerce businesses, such as those related to privacy and personal information, tax and consumer protection. These laws and regulations vary from one jurisdiction to another and future legislative and regulatory action, court decisions or other governmental action, which may be affected by, among other things, political pressures, attitudes and climates, as well as personal biases, may have a material impact on their operations and financial results. In particular, some jurisdictions have introduced regulations attempting to restrict or prohibit online gaming, while others have taken the position that online gaming should be licensed and regulated and have adopted or are in the process of considering legislation and regulations to enable that to happen. Additionally, some jurisdictions in which SharpLink operates could presently be unregulated or partially regulated and therefore more susceptible to the enactment or change of laws and regulations.

If the Merger is not completed, we will lose all of the funds expended in connection with the pending merger.

We have expended a significant amount of funds and expect to expend additional funds in connection with the pending Merger.  Merger-related costs include charges related to professional services, registration and other regulatory costs. In the event that the Merger is not consummated all such expenses will have been spent without any benefit to our company.

Risk Related to Our Ordinary Shares

If we fail to maintain compliance with NASDAQ’s continued listing requirements, our shares may be delisted from the NASDAQ Capital Market.

To continue to be listed on the NASDAQ Capital Market, we need to satisfy a number of conditions, including a minimum closing bid price per share of $1.00 for 30 consecutive business days and shareholders’ equity of at least $2.5 million. In the past, we received a NASDAQ Staff determination letter indicating that we failed to comply with the continued listing requirement that we maintain a minimum of $2.5 million in stockholders’ equity. While we cured this deficiency in the past, NASDAQ advised us that it would continue to monitor our ongoing compliance with the shareholders’ equity requirement and, if in the future, we fail to evidence compliance, we may be subject to delisting. As of December 31, 2020, our shareholders’ equity is below $2.5 million. If we are delisted from NASDAQ, trading in our ordinary shares would be conducted on a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

A few of our shareholders who are also members of our Board, may have a significant influence over our business prospects. Future disagreements among these Board members may delay or prevent certain business developments.

        Mr. Haim Mer, the Chairman of our Board of Directors, and his wife, Mrs. Dora Mer, currently beneficially own approximately 11.35% of our outstanding ordinary shares. Following its investment in our Ordinary Shares and Preferred Shares, Alpha Capital currently holds 9.99% of the voting rights at meetings of our shareholders (due to a blocker implemented in our Articles as more fully explained herein) but did not appoint any of its representatives to our Board. As a result, each of these shareholders has a significant influence over the election of our Board of Directors. Any future disagreements between our board members in connection with our business and affairs, including with respect to any determinations relating to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends, may delay or prevent certain of these developments and thereby harm our future prospects and results of operations.  This concentration of ownership may also adversely affect our share price, especially if these shareholders sell substantial amounts of our ordinary shares. Our current officers and directors beneficially own, collectively, 540,641 ordinary shares, or approximately 11.35% of our outstanding shares.

If securities or industry analysts do not publish research or publish unfavorable research about the combined company’s business, its share price and trading volume could decline.

        The trading market for the combined company’s securities will depend in part on the research and reports that securities or industry analysts publish about the combined company. The combined company may never obtain sufficient research coverage by securities and industry analysts. If no sufficient securities or industry analysts commence coverage of the combined company, the trading price for the combined company’s shares could be negatively impacted. If the combined company obtains sufficient securities or industry analyst coverage and if one or more of the analysts who covers it downgrades the combined company’s shares or publishes inaccurate or unfavorable research about the combined company’s business, its share price would likely decline. If one or more of these analysts ceases coverage of the combined company or fails to publish reports regularly, demand for the combined company’s shares could decrease, which could cause its share price and trading volume to decline.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on the combined company’s share price.

        Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC require an annual management assessment of the effectiveness of our internal control over financial reporting. SharpLink is currently a private company with limited accounting personnel to adequately execute accounting processes and other supervisory resources with which to address internal control over financial reporting and, as a result, the combined company may experience difficulty in meeting these reporting requirements in a timely manner. To date, SharpLink has never conducted a review of internal controls over financial reporting for the purpose of providing the reports required by the Sarbanes-Oxley Act. During review and testing, SharpLink may identify deficiencies and be unable to remediate them on a timely basis.

       If the combined company fails to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, it may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC. If the combined company cannot in the future favorably assess the effectiveness of its internal control over financial reporting, investor confidence in the reliability of its financial reports may be adversely affected, which could have a material adverse effect on the combined company’s share price.

Sales of a substantial number of shares of the combined company in the public market by its existing shareholders could cause its share price to decline.

               Sales of a substantial number of shares of the combined company in the public market, including shares that will be registered for resale under a registration statement that MTS undertook to file prior to the consummation of the Transaction, or the perception that these sales might occur, could depress the market price of its securities and could impair its ability to raise capital through the sale of additional equity securities. MTS is not able to predict the effect that sales may have on the prevailing market price of the combined company’s securities.

Future sales and issuances of the combined company’s ordinary shares or other securities or rights to purchase ordinary shares by it, including pursuant to its equity incentive plans, and future issuances or adjustments in connection with the MTS Preferred B Shares to be issued to Alpha Capital in connection with the Transaction could result in additional dilution of the percentage ownership of its shareholders and could cause its share price to decline.

                The combined company will not be generally restricted from issuing additional ordinary shares or preferred shares that are included in its authorized but unissued share capital, including any securities that are convertible into or exchangeable for, or that represent the right to receive, such shares. The market price of the combined company’s ordinary shares could decline as a result of sales of shares or securities that are convertible into or exchangeable for, or that represent the right to receive, shares of the combined company or the perception that such sales could occur.

                We expect that additional capital will be needed in the future to continue the combined company’s planned operations and growth and to fund the costs associated with operating as a public company. To the extent the combined company raises additional capital by issuing equity or convertible securities, its existing shareholders may experience substantial dilution. The combined company may sell ordinary shares, convertible securities or other equity securities in one or more transactions at prices and in a manner determined from time to time by its board of directors. If the combined company sells ordinary shares, convertible securities or other equity securities, investors may be materially diluted. Such sales may also result in material dilution to its existing shareholders, and new investors could gain rights superior to its existing shareholders.

                In addition, the combined company may grant or provide for the grant of rights to purchase shares of its ordinary shares pursuant to the combined company’s equity incentive plans, including the new Company Share Option Plan  that is presented for approval by MTS’s shareholder at the Meeting. Increases in the number of shares available for future grant or purchase pursuant to the combined company’s equity incentive plans may result in additional dilution, which could cause the combined company’s share price to decline.

                Moreover, in connection with the Transaction, Alpha Capital will receive MTS Preferred B Shares that are entitled, among other rights, to an 8% annual dividend for a period of two years, that may be paid in cash or in MTS Preferred A-1 Shares and to anti-dilution protection in the event the combined company issues ordinary shares or other securities convertible into ordinary shares at a price per share lower than the price per share of the MTS Preferred B Shares, subject to certain exceptions. Any future issuances of Preferred A-1 Shares as dividends or adjustments to the conversion rate of the Preferred B Shares as a result of future issuances of equity by the combined company, will result in additional dilution, which could cause the combined company’s share price to decline.

The combined company does not anticipate paying any cash dividends on the combined company’s ordinary shares in the foreseeable future.

                Neither MTS nor SharpLink have ever declared or paid cash dividends on their respective ordinary shares. Neither MTS nor SharpLink anticipate paying any cash dividends on the combined company’s ordinary shares in the foreseeable future. It is anticipated that the combined company will retain all available funds and any future earnings to fund the development and growth of its business. As a result, capital appreciation, if any, of the combined company’s ordinary shares will be the combined company’s shareholders’ sole source of gain for the foreseeable future.

Risks Relating to Our Ordinary Shares

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

Our company was incorporated under the laws of the State of Israel in December 1995. We are a public limited liability company under the Israeli Companies Law and operate under such law and associated legislation. Our registered offices and principal place of business are located at 14 Hatidhar Street,  P.O. Box 2112 Ra΄anana 4366517, Israel, and our telephone number is +972-9-7777-555.  Our website address is www.mtsint.com.  The information on our website is not incorporated by reference into this annual report.

We focused on innovative products and services for enterprises in the area of telecom expense management (TEM), call accounting and contact center software. Headquartered in Israel, We markets our solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. In April 2015, we acquired 100% of the outstanding shares of Vexigo, a privately-held Israeli-based software company supporting video advertising over the internet and mobile devices. As a result of the continuing weakness in the Vexigo business unit and the industry in which it operated, Vexigo sold its operation in June 2018 to an unaffiliated third party for $250,000.

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

The Alpha Capital SPA included a green shoe option for further investments by Alpha Capital of up to $1.5 million in the newly created preferred shares at a price per preferred share of $1.14 during the 12 months period following the closing date of the Alpha Capital SPA. On March 29, 2019, Alpha Capital exercised such option in part and purchased an additional 109,649 convertible preferred shares for $125,000. On June 17, 2019, Alpha Capital exercised its green shoe option in part and purchased 438,597 additional convertible preferred shares in consideration of $500,000. The Board later approved the extension of the term of the green shoe option until April 30, 2020 and then again until July 31, 2020. On December 31, 2019, Alpha Capital exercised its green shoe option in part and purchased 144,737 additional convertible preferred shares in consideration of $165,000. On June 23, 2020, Alpha Capital exercised its green shoe option in part and purchased 622,807 convertible preferred shares in consideration of $710,000. In addition, it converted 600,000 and 200,000 preferred shares into ordinary shares at a 1:1 ratio on June 22, 2020 and June 14, 2020, respectively. The green shoe option has been exercised in full.

Subsequent to entering into the Alpha Capital SPA we been actively to seek a potential candidate for either a merger or asset acquisition to allow us to continue in business.

On April 15, 2021, we entered into a Merger Agreement with SharpLink Inc., an online technology company that works with sports leagues, fantasy sports sites and sports media companies to connect fans to betting content sourced from its sportsbook partners. Upon the closing of the merger, which is conditioned upon approval of our shareholders and other standard closing items, MTS will change its name and pursue the business of SharpLink under new management and Board control.

Under the terms of the Merger Agreement, the holders of SharpLink’s outstanding common stock and preferred stock immediately prior to the merger will receive ordinary shares and preferred shares, as applicable, of MTS in the merger. On a pro forma and fully-diluted basis for the combined company, SharpLink shareholders are expected to own approximately 86% of the combined company (inclusive of a stock option pool of 10% of the fully-diluted outstanding share capital of the combined company).

The closing of the Merger Agreement is also conditioned on the investment of $5 million in SharpLink’s equity immediately prior to the consummation of the Merger by Alpha Capital in consideration for SharpLink preferred B stock. Alpha Capital previously undertook to provide financing to support the Merger and the expected listing of the Ordinary Shares on the Nasdaq Capital Market following the Closing. The closing financing is in addition to Alpha Capital’s $2 million investment in SharpLink’s preferred A stock following the execution of the letter of intent in connection with the Merger between the Company and SharpLink in December 2020.

We may be unsuccessful in our efforts to  consummate the Merger Agreement, or complete another business combination.  If we do not complete a business combination in a timely manner, we may be unable to support our current business or maintain our listing on the NASDAQ Capital market.

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

We recently entered the field of Omnichannel Contact Center Software ("Omnis"). Omnis provides both a reporting tools and additional connectivity features allowing the customer also to manage their Call Center operations while using a wide variety of communications channels (voice, emails, chat, social media and more.). Managing real-time, multi-channel interaction is simple with the Omnis Unified Interface, allowing employees to handle different interactions under one Omnichannel Desktop with real-time visibility into customer information, customer journey and previous interactions. Omnis is our brand and although it is not our in-house development, it must be customized by us to each of our clients in order for them to use it with their business processes.

Products

Call Accounting and Telecommunications Expense Management Solutions for Enterprises

TEM Suite

Our TEM Suite is a solution that assists organizations to reduce their telecom and cloud spending, manage their IT assets, bill internal and external customers, and monitor the quality of service of their telecom and cloud networks.  Our TEM Suite includes several modules that can be delivered as a SaaS.  The TEM Suite software platform encompasses the business processes conducted by IT and finance departments in acquiring, provisioning and supporting corporate telecommunications assets.  Solutions include software suites and the outsourcing of specific tasks to third-party service providers.  At the heart of any TEM offering is an automated software platform used by the business or by an external service provider managing a company’s telecom invoices and assets.  In 2018, our TEM Suite won an award from TEMIA, Communications Solutions Products of the Year Award from TMC, and from Internet Telephony.

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

Omnis - Contact Center Software with “Out-Of-The-Box”

                “The “Out-Of-The Box” multi channel capabilities and Open Channel Architecture of Omnis  provides customers with the ability to connect whenever and however they choose; voice, emails, chat, social media and more.

Managing real-time, multi-channel interaction is simple with the Omnis Unified Interface, allowing employees to handle different interactions under one Omnichannel Desktop with real-time visibility into customer information, customer journey and previous interactions.

Omnis’ features include:

•	Ease of use / easy to deploy

•	Self-service using advanced AI bots and automation

•	WhatsApp and Facebook integration

•	Real time monitoring with analytics and reporting

•	Omnichannel Modules – (voice, sms, social media, web, chat, email, fax…)

•	Real-time mobile push notification using Microsoft Flow

•	Contact management – ability to track all interactions across the different channels

•	Open channel APIs and Out-Of-The-Box integrations to Salesforce, Dynamics365, ServiceNow, Freshdesk, Microsoft Teams

•	Agent unified interface – agents can manage tasks and status across the different channels

•	Custom dashboard per Agent / Supervisor and BI integration

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

We employed 3 persons in sales and marketing and 10 persons in support as of December 31, 2020, as compared to 4 persons in sales and marketing and 15 persons in support as of December 31, 2019 and 6 persons in sales and marketing and 16 persons in support as of December 31, 2018.

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

D.           Property, Plants and Equipment

Our executive offices were located at 14 Hatidhar Street, Ra’anana P.O. Box 2112, Israel. Until July 31, 2020 We paid a monthly rental fee of approximately $9,700 and Due to the COVID19 pandemic we closed the offices and started working remotely in Israel.

We have not yet extended the lease agreement for the offices of our U.S. subsidiary, MTS IntegraTRAK and we are currently in a month-to-month tenancy We previously paid a monthly rental fee of $5,100 for 2,944 square feet of space in River Edge, New Jersey. In addition, we have an office in Powder Springs, Georgia, where we occupy approximately 4,800 square feet of space under a month-to-month lease for a monthly rental fee of approximately $4,700 and since November 2020, we have reduced the rented space and accordingly the monthly rental fee was decreased to approximately $3,000.

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

During 2020 we operated in one business segments the Enterprise (TEM) Division which relates to the telecom business and includes TEM solutions, CA and services. Due to the significant decline of our Billing business and our focus on the TEM business, at the beginning of 2018 we decided to cease billing activity which was part of the service provider segment till the end of 2017.

 Following the acquisition of Vexigo in April 2015, we operated in another operation-based segment of video advertising. Vexigo’s business operations were sold to an unaffiliated third party in June 2018.

We have wholly-owned subsidiaries in Israel, the United States, Hong Kong and the Netherlands, which act as marketing and customer service organizations in those countries.

Following the possible Merger Agreement, the combined company is expected to mostly deal with the new business of online technology related to betting content whereas the MTS business will be a smaller legacy segment within the combined entity.

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

Our audited financial statements for the year ended December 31, 2020 were prepared under the assumption that we would continue our operations as a going concern. Our independent registered public accounting firm has included a “going concern” explanatory paragraph in its report on our financial statements for the three years ended December 31, 2020, which raises substantial doubt about our ability to continue as a going concern. The inclusion of this “going concern” paragraph in our financial statements and the uncertainty concerning our ability to continue as a going concern may adversely affect our ability to obtain future financing and, if obtained, the terms of such financing. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. Without additional funds from private or public offerings of debt or equity securities, sales of assets, sales or licenses of intellectual property or technologies, or other transactions, we will exhaust our resources and will be unable to continue operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

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

Seasonality

Our operating results from our TEM and call accounting solutions business are generally not characterized by a seasonal pattern except that our volume of sales in Europe is generally lower in the summer months. SharpLink’s products and services are tied to specific sporting events and seasons. Accordingly, its operations are subject to seasonal fluctuations that may result in revenue and cash flow volatility between fiscal quarters.

Results of Operations

The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2020	2019	2018
Revenues:
Telecom Product sales	15.8%	17.8%	17.4%
Telecom Services	84.2%	82.2%	82.6
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Telecom Product sales	7.1	7.1	7.3
Telecom Services	37.6	28.6	29.3

Total cost of revenues	44.7	35.7	36.7
Gross profit	55.3	64.2	63.3
Selling and marketing	18.7	15.7	25.1
Research and development	-	10.5	14.1
General and administrative	46.4	36.4	38.2
Goodwill impairment	42.9	4.9
Operating loss	(52.7)	(3.3)	(14.0)
Financial income (expenses), net	0.4	(0.3)	(0.3)
Loss before taxes on income	(52.3)	(3.6)	(14.3)
Taxes on income (tax benefit)	(8.1)	0.08	0.8
Loss from continuing operations	(44.2)	(3.7)	(15.1)
Net loss from discontinued operations	(0.9)	1.1	(4.8)
Loss	(45.1)	(2.6)	(20.0)

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

Revenue.  Revenues from products and services consist primarily of software license fees, advertising campaigns sales and revenues from services, including managed services, hosting, consulting, maintenance, training, professional services and support.  Revenues decreased by 23% to $ 4 million for the year ended December 31, 2020 from $5.2 million for the year ended December 31, 2019. Revenues from products and services from our wholly-owned U.S. subsidiary, MTS IntegraTrak decreased by 23% to $3.3 million, or 83% of our total revenues, for the year ended December 31, 2020 from $4.3 million, or 83% of our total revenues, for the year ended December 31, 2019.

The decrease in our total revenues in 2020 is mainly attributable to the technological and market changes we face, In addition, to the  COVID-19 pandemic delayed our marketing efforts for the OMNIS product.

Cost of revenues.  Cost of revenues decreased by 5.3% to $1.8 million for the year ended December 31, 2020 from $1.9 million for the year ended December 31, 2019.  Cost of revenues consist primarily of (i) production costs and payments to subcontractors; (ii) certain royalties and licenses payable to third parties (including Asentinel and the Israel Innovation Authority, formerly known as the Office of the Chief Scientist, of the Ministry of Industry, Trade and Labor of the State of Israel, or the IIA), (iii) professional services costs; and (iv) support costs. In order to maintain our operating margins in light of the business pressures that we face we substantially reduced our operating expenses during 2019 2018-and 2020.   Cost of revenues decreased in 2020 mainly due to the layoff of employees, reduction in associated travel expenses due to COVID19 and finalization of the amortization of intangible assets.  as part of the cost reduction plan we continued to implement during 2020.

Research and Development. Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities, outsourced subcontractor development and other related costs.  Research and development expenses decreased by 100% to $ 0 for the year ended December 31, 2020 from $500,000 for the year ended December 31, 2019. The decrease in research and development expenses is primarily attributable to a cost reduction plan that we continued to implement during 2020 which included the closing of our research and development department in Israel effective January 1, 2020. No research and development expenses were capitalized in 2019 and 2020.

Selling and Marketing.  Selling and marketing expenses consist primarily of costs relating to sales representatives, their travel expenses, trade shows and marketing exhibitions and presales support.  Selling and marketing expenses were $0.8 million for the year ended December 31, 2020 and $0.8 million for the year ended December 31,2019. Selling and marketing expenses have not changed due to a decrease in selling and marketing expenses attributed to the layoff of employees, which was offset by the reversal of a provision in 2019 relating to grants for participation in foreign marketing expenses due to the statute of limitations.

General and Administrative.  General and administrative expenses consist primarily of compensation costs for administrative, finance and general management personnel, professional fees and office maintenance and administrative costs.  General and administrative expenses were $1.9 million for the years ended December 31, 2020 and December 31, 2019.  General and administrative expenses have not changed due to the layoff of employees and reduction in associated travel expenses due to the  COVID19 pandemic, which decrease  were primarily offset by an increase  in our  D&O insurance premium.

 Goodwill and Technology Impairment, Net of Evaluation of Contingent Consideration. Based on the impairment analysis conducted by management, we identified impairment losses of $1.7 million for the goodwill assigned to the Enterprise (TEM) reporting unit in 2020. In 2019 we identified impairment losses of $254,000 for the goodwill assigned to the Enterprise (TEM) reporting unit.

Financial Income (Expenses), Net.  Financial income (expenses), net consists primarily of interest income on bank deposits, foreign currency translation adjustments, other interest charges and the financial income (expenses) from option contracts or other foreign hedging arrangements. We recorded financial income of $16,000 for the year ended December 31, 2020 as compared to financial expenses of $18,000 for the year ended December 31, 2019. Our financial income (expense) in 2020 and 2019 were primarily attributable to exchange rate and foreign currency translation adjustments.

Taxes on Income (Benefit).  We recorded a tax benefit of $325,000 for the year ended December 31, 2020, compared to a tax expense of $4,000 for the year ended December 31, 2019. The decrease in tax expenses is primarily attributable to deferred tax revenues related to our U.S. subsidiary.

Net Loss from Discontinued Operations.  We recorded loss of $37,000 in the year ended December 31, 2020 compared to net income from discontinued operations of $57,000  in the year ended December 31, 2019.

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

Please see Item 5A of our Form 20-F for the Year ended December 31, 2019 filed on March 26, 2020 for this comparison.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2016	(0.2)	(1.5)	1.3
2017	0.4	(9.0)	9.4
2018	0.8	8.1	(7.3)
2019	0.6	(7.7)	7.1
2020	(0.7)	(7.0)	6.3

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

In 2020 and 2019, the NIS depreciated against the dollar by approximately 7.0% and approximately 7.7%, respectively, while in 2018 the NIS depreciated against the dollar by approximately 8.1%. In 2017, the NIS appreciated against the dollar by 9.0% and in 2016 the NIS appreciated against the dollar by 1.5%. In the year ended December 31, 2020 there was annual deflation in Israel of 0.7%. In the years 2019, 2018 and 2017, the inflation rate in Israel was 0.6%, 0.8% and 0.4%, respectively. In 2016, annual deflation was 0.2%. Therefore, the U.S. dollar cost of our Israeli operations decreased in 2018 and increased in 2020, 2019, 2017 and 2016.

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

In 2020, we entered into forward call and put option contracts in the amount of $1.2 million that converted a portion of our floating currency liabilities to a fixed rate basis, which reduced the impact of the currency changes on our cash flow.  The purpose of our foreign currency hedging activities is to protect us from the risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. Our put option contracts did not qualify as hedging instruments under ASC 815. Changes in the fair value of put option contracts are reflected in the consolidated statement of operations as financial income or expense, when they occur. In 2020, we recorded approximately $4,000 of financial expenses with respect to such transactions in our consolidated statements of operations.

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

Conditions in Israel

We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel.  See Item 3D. “Key Information – Risk Factors – Risks Related to Operations in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

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

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax on their taxable income under the Income Tax Ordinance, 5721-1961.  The regular corporate tax rate in Israel for 2018, 2019 and 2020 is 23%.

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

B.           Liquidity and Capital Resources

As of December 31, 2020, we had $1.5 million in cash and cash equivalents and working capital of $685 compared to $1.7 million in cash and cash equivalents and a working capital of $503,000, as of December 31, 2019. The increase in our working capital is attributable to decrease in accrued expenses including related to employees accruals and due to decreased in deferred revenues.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2020	2019	2018
	(in US$ thousands)
Net cash (used in) operating activities from continuing operations	(1,331)	(46)	(1,276)
Net cash (used in) investing activities	(5)	(60)	(14)
Net cash provided by financing activities	(710)	790	1,541
Net increase (decrease) in cash and cash equivalents and restricted cash	(689)	666	307
Cash and cash equivalents and restricted cash at beginning of period	3,196	2,530	2,223
Cash and cash equivalents and restricted cash at end of period	2,507	3,196	2,530

Net cash used in operating activities from continuing operations was approximately $1.3 million for the year ended December 31, 2020, compared to net cash used in operating activities from continuing operations of $46,000  for the year ended December 31, 2019.

The cash used in operating activities in 2020 is primarily attributable to the goodwill impairment assigned to the Enterprise (TEM) reporting unit and offset by an increase in deferred taxes  related to our  goodwill. The cash used in operating activities in 2019 is primarily attributable to the goodwill impairment assigned to the Enterprise (TEM) reporting unit and decrease in trade receivables offset by an increase in in prepaid expenses and decrease in accrued expenses and deferred revenues.Net cash used in operating activities from continuing operations was approximately $1.3 million for the year ended December 31, 2018.  The cash used in operating activities in 2018 is primarily attributable to the loss incurred during the year in addition to the decrease in deferred revenues and trade payables.

Net cash used in investing activities was approximately $(5,000) for the year ended December 31, 2020, primarily attributable to purchase of property and equipment. Net cash used in investing activities was approximately $(60,000) for the year ended December 31, 2019, primarily attributable to purchase of property and equipment. Net cash used in investing activities was approximately $(14,000) for the year ended December 31, 2018, primarily attributable to purchase of property and equipment.

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

The Alpha Capital SPA included a greenshoe option for a future investment by Alpha Capital Anstalt of up to $1.5 million in the newly created preferred shares at a price per preferred share of $1.14 during the 12 months period following the closing date of the Alpha Capital SPA. On March 29, 2019, Alpha Capital exercised its option in part and purchased 109,649 convertible preferred shares in consideration of $125,000. On June 17, 2019, Alpha Capital exercised its greenshoe option in part and purchased 438,597 additional convertible preferred shares in consideration of $500,000. In October 2019, our Board approved the extension of the term of the greenshoe option by six months until April 30, 2020. On December 31, 2019, Alpha Capital purchased 144,737 additional convertible preferred shares in consideration of $165,000 pursuant to its greenshoe option. On June 23, 2020, Alpha Capital exercised its greenshoe option in part and purchased 622,807 convertible preferred shares in consideration of $710,000. In addition, it converted 200,000 and 600,000 preferred shares into ordinary shares at a 1:1 ratio on June 14, 2020 and June 22, 2020, respectively. The greenshoe option has been exercised in full.

Our capital expenditures for the years ended December 31, 2018, 2019 and 2020 were approximately $840,000,$605,000 and $5, respectively. These expenditures were principally for research and development equipment, office furniture and equipment and leasehold improvements. The decrease in 2020 is attributable to the closing of our research and development department in Israel.

We expect to explore various financing alternatives to raise additional funds to support our operations in 2021, and our current goal is to consummate the Merger Agreement with SharpLink. If we are unable to secure needed financing or consummate the Merger Agreement, management may be forced to take additional actions, which may include significantly reducing its anticipated level of expenditures and might not have sufficient resources to enable it to continue as a going concern.

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

Revenue Recognition.  We generate revenues mainly from licensing the rights to use our software products and from providing maintenance, hosting and managed services, support and training. We sell our products directly to end-users and indirectly through resellers and OEMs.

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

Arrangements with multiple performance obligations - Many of the Company’s agreements include software license bundled with maintenance and supports. We allocate the transaction price for each contract to each performance obligation identified in the contract based on the relative standalone selling price (SSP). We determine SSP for the purposes of allocating the transaction price to each performance obligation by considering several external and internal factors including, but not limited to, transactions where the specific element sold separately, historical actual pricing practices accordance with ASC 606. The determination of SSP requires the exercise of judgement. For maintenance and support, we determine the SSP based on the price at which we sell renewal contract.

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

Based on estimates of future taxable profits and losses in the tax jurisdictions that we operate, we determined that a valuation allowance of $6.1 million is required for tax loss carryforwards and other temporary differences as of December 31, 2020.  If these estimates prove inaccurate, a change in the valuation allowance could be required in the future.

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

Since June 2018, we operate in one operating segment, which comprise our Enterprise (TEM) reporting units. Our goodwill balance is assigned only to our Enterprise reporting unit.

Based on an annual impairment test performed on our Enterprise reports units, we identified impairment losses of $1.7 million and $0.3 million in 2020 and in 2019, respectively(see also note 2h to our financial statements). We did not identify impairment in our Enterprise reporting unit in the prior three years. The impairment tests were performed using the income approach with five (5) years of projected cash flows and discount rate of 25.0%-26%.

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

Stock based compensation. We apply ASC 718 "Compensation - Stock compensation,". ASC 718 requires companies to estimate the fair value of stock-based awards on the date of grant using an option-pricing model, where applicable.  Stock-based compensation expense recognized in our consolidated statements of operations for the three years ended December 31, 2020 include compensation expense for stock-based awards granted based on the grant date fair value estimated in accordance with the provisions of ASC 718.

We recognize these compensation costs net of a forfeiture rate and recognize the compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period for each separately vesting portion of the award, which is the option vesting term of four years.  ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  We estimate the fair value of stock options granted using the Black-Scholes-Merton option pricing model.  Stock-based compensation expense recognized under ASC 718 and ASC 505-50 were approximately $90,000, $47,000 and $21,000 for the years ended December 31, 2018, 2019 and 2020, respectively.

Recently Adopted Accounting Standards

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments - Credit Losses (Topic 326):

Measurement of Credit Losses on Financial Instruments. The FASB subsequently issued amendments to ASU 2016-13, which have the same effective date and transition date of January 1, 2020. This standard requires entities to estimate an expected lifetime credit loss on financial assets ranging from short-term trade accounts receivable to long-term financings and report credit losses using an expected losses model rather than the incurred losses model that was previously used, and establishes additional disclosures related to credit risks.

We adopted Topic 326 using the effective date of January 1, 2020, based on the composition of our trade receivables, investment portfolio and other financial assets, current economic conditions and historical credit loss activity. The adoption of this standard did not have a material effect on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The amended guidance simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the amended guidance, an entity should perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying value, and an impairment charge is recognized for the amount by which the carrying value exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill allocated to that reporting unit. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. We adopted this standard prospectively effective January 1, 2020. The adoption of this standard did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Standards

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (“ASU 2020-12”), which simplifies the accounting for income taxes. ASU 2019-12 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2020. We currently evaluating the impact of the new guidance on the our consolidated financial statements.

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

We work closely with our customers and prospective customers to determine their requirements and design enhancements and develop new releases to meet their needs.  Research and development activities took place in our facilities in Israel.  We employed 0 persons in research and development as of December 31, 2020, and 5 persons as of December 31, 2019 and 2018. Effective January 1, 2020, we closed the R&D department in Israel as part of our cost reduction program and we are focused on implementing and increasing the revenues from our existing technology and on identifying the right potential M&A candidate.

Development expenditure are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials and direct labor costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognized in profit or loss as incurred. Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses. During 2018, 2019 and 2020, our research and development expenditures were $800,000, $500,000 and $0, respectively. Research and development expenses are presented net of capitalized expenses in the amount to zero for the years ended December 31, 2020, 2019 and 2018.

Under the terms of research and development grants that we have received from the IIA, we are required to pay royalties on the revenues derived from products incorporating know-how developed with such grants and ancillary services in connection therewith, up to 100% to 150% of the dollar-linked value of the total grants, plus interest.  We are required to pay royalties at a rate of 3%-5%.  The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.  Since June 1997, we have paid the IIA royalties on all call accounting product sales at the applicable rates at the time of payment.  See Item 10E. “Additional Information - Taxation - Grants under the Law for the Encouragement of Industrial Research and Development, 1984.”  As of December 31, 2020, we had a contingent obligation to pay royalties to the IIA in the amount of approximately $8.15 million plus interest at a rate equal to the 12 month LIBOR rate for grants received after January 1999.

On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates the LIBOR rate, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot be guaranteed after 2021. Therefore, after 2021 LIBOR may cease to be calculated. The Bank of England and the FCA are working with market participants to catalyze a transition to using the Sterling Overnight Index Average (Sonia). In addition, the Alternative Reference Rates Committee, a group of private-market participants and official-sector entities convened by the Federal Reserve Board and the Federal Reserve Bank of New York, has recommended that the Secured Overnight Financing Rate (SOFR) replace U.S. dollar LIBOR. Many unresolved issues remain, such as the timing of the successor benchmarks introduction and the transition of a particular benchmark to a replacement rate, which could result in widespread dislocation in the financial markets, engender volatility in the pricing of securities, derivatives and other instruments, and suppress capital markets activities. For example, SOFR and other alternate reference rates have compositions and characteristics that differ significantly from the benchmarks they may replace, have limited history, and may demonstrate less predictable performance over time than the benchmarks they replace. Our quality management system has been ISO 9001:2000 certified since the beginning of 2006, and prior thereto was ISO 9001:1994 certified.

D.           Trend Information

As a result of a less predictable business environment, we are unable to provide any guidance as to current sales and profitability trends for our TEM solutions but expect that our call accounting solutions revenues will continue their decline in 2021. We expect that our results will be positively impacted by the cost reduction program that we implemented during 2018, 2019 and 2020.

E.           Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.           Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2020 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(U.S. dollars in thousands)
Accrued severance pay*	306	-	-	-	306
Total	306	-	-	-	306

__________
* See Item 6D. “Directors, Senior Management and Employees - Employees.”

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position with the Company
Haim Mer	73	Chairman of the Board of Directors
Roy Hess	59	Chief Executive Officer
Ofira Bar	40	Chief Financial Officer
Oren Kaplan	47	VP Sales and Marketing
Scott Burell (1) (2)	56	Director
Isaac Onn	69	Director
Ronen Twito (1) (2)	46	Outside Director
Varda Trivaks (1) (2)	64	Outside Director
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

Our currently serving outside directors are Varda Trivaks, whose service term is due to end in August 2023 (following five terms) and Ronen Twito, who was elected to the position in March 2019 and whose initial service term is due to end in March 2022.

Effective July 1, 2019, Mr. Hess has devoted 50% of his time to the affairs of our company. Mr. Hess devotes rest of his business time to the affairs of C. Mer Industries, Ltd, a publicly traded company in Israel.

A shareholder meeting was held on May 5, 2021. The shareholder meeting was called at the request of Mr. David Elliot Lazar, Custodian Ventures LLC and Activist Investing LLC, together the Lazar Group, who as of the record date held, in the aggregate, more than 5% of the voting rights and issued and outstanding share capital of MTS. The Israeli Companies Law provides that our Board of Directors is required to convene an extraordinary meeting upon the written request of one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power, or (b) 5% or more of our outstanding voting power. Accordingly, our Board of Directors has called the shareholder meeting at the request of the Lazar Group. In the meeting, the Lazar Group attempted to elect its own candidates to the Board of Directors while our current Board recommended the re-election of  Messrs. Scott Burell and Isaac Onn (the initial service terms of Mr. Scott Burrell and Mr. Isaac Onn expire at the end of the first general meeting to take place after October 31, 2020). The Lazar Group reported ownership of less than 1% of our ordinary shares on April 20, 2021 in a Schedule 13D/A.

At the shareholders meeting, our shareholders voted against the proposals of the Lazar Group and re-elected Messrs. Burell and Onn.
.
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

Scott Burell has served as a director since October 31, 2018. Since August 2018, Mr. Burell is the Chief Financial Officer of Aivita Biomedical, Inc., an Irvine California-based immuno-oncology company focused on the advancement of commercial and clinical-stage programs utilizing curative and regenerative medicines.  From November 2006, Mr. Burell served as Chief Financial Officer, Secretary and Treasurer of CombiMatrix Corporation (NASDAQ: CBMX), a publicly traded diagnostics laboratory, until it was acquired by Invitae Corporation (NYSE: NVTA) in November 2017. Prior to this, Mr. Burell had served as CombiMatrix’s Vice President of Finance and Controller since February 2001. From May 1999 to February 2001, Mr. Burell was the Controller for Network Commerce, Inc., (NASDAQ: SPNW), which was a publicly traded technology and information infrastructure company located in Seattle. Prior to this, Mr. Burell spent nine years with Arthur Andersen’s Audit and Business Advisory practice in Seattle. During his tenure in public accounting, Mr. Burell worked with many clients, both public and private, in the high-tech and healthcare markets, and was involved in numerous public offerings, spin-offs, mergers and acquisitions. Mr. Burell is also a member of the Board of Directors of Microbot Medical (NASDAQ: MBOT), an Israeli-based medical device company. Mr. Burell obtained his Washington state CPA license in 1992 (currently inactive). He holds Bachelor of Science degrees in Accounting and Business Finance from Central Washington University.

 Ronen Twito has served as an outside director since March 2019 and is a member of our audit and compensation committees. Mr. Twito is the founder of Amplify Capital Ltd., an Israeli corporate finance services firm, and has worked there since its founding in 2017. Mr. Twito also serves as the Chairman of the Board of Kadimastem Ltd (TASE: KDST) since December 2020. Mr. Twito served as the deputy CEO & CFO of Cellect Biotechnology Ltd. (NASDAQ: APOP) from November 2015 to January 2017.  Prior to that, he served as VP finance of BioBlast Pharma Ltd. (NASDAQ: ORPN) from April 2014 to November 2015.  From July 2009 to April 2014 he served as the CFO of XTL Biopharmaceuticals Ltd. (NASDAQ; TASE: XTLB) and also served as its deputy CEO from April 2012 to April 2014. Mr. Twito served also as CEO of InterCure Ltd (TASE: INCR) (XTL’s subsidiary) from November 2012 to July 2013. Prior to that, Mr. Twito served as Corporate Finance Director at Leadcom Integrated Solutions Ltd. (then listed on the AIM and TASE), from November 2004 to May 2009. Previously he served as an Audit Manager at Ernst & Young (EY) from January 2000 to November 2004. Mr. Twito possesses over 20 years of financial and managerial experience, executive positions in NASDAQ and TASE listed companies. He has also led multiple IPOs and follow on offerings, strategic licensing, collaboration agreements and M&A transactions, mainly within the biotech and technology industries. Mr. Twito is an Israeli Certified Public Accountant and is a member of the Institute of CPAs in Israel. He holds a B.A. in Business & Management - Accounting, and a B.Ed. degree in teaching accounting, both from the Collman Management College.

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

B.           Compensation

The aggregate compensation paid and share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2020 was $855,000. This amount includes approximately $174,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of December 31, 2020, options to purchase 116,667 ordinary shares granted to our current directors and executive officers were outstanding under our equity incentive plans at a weighted average exercise price of $2.16 per share.

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

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2020. All amounts reported in the table reflect the cost to the company, as recognized in our financial statements for the year ended December 31, 2020.

Name and Position	Salary & Social Benefits (1)	Bonus	Share-Based Payment (2)	Other Compensation (3)	Total
	(U.S. Dollars) (4)
Roy Hess, Chief Executive Officer(5)	193,075	-	21,000	-	214,075
Ofira Bar, Chief Financial Officer	197,804	-	-	-	197,804
Oren Kaplan, VP Sales& Marketing	142,198	1,331	-	3,917	147,446
Haim Mer, Chairman of the board of directors (8)	84,140	-	-	-	84,140
Varda Trivaks, Chairwoman of the audit and compensation committees	12,982	-	-	-	12,982

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

(2)
Represents the equity-based compensation expenses recorded in the company’s consolidated financial statements for the year ended December 31, 2020 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation.

(3)	Represents the other benefits to such officer, which includes car expenses, including lease costs, gas and maintenance, provided to the officers.

(4)	Translated from NIS into U.S. dollars based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2020.

(5)	The company and Mr. Hess agreed that effective July 1, 2019, he will devote 50% of his time to the affairs of our company.

(8)	In 2020, we paid Mr. Mer a monthly fee of $7,000 for his services as the Chairman of the Board. Mr. Mer devotes 20% of his time to our company.

As of December 31, 2020, Mr. Hess, held options to purchase an aggregate of 116,667 ordinary shares at an exercise price of $2.16 per share that expired in March 2021. Such options were granted under our 2003 Israeli Share Option Plan. In 2020 and 2019, no options were exercised.

For more information, see Item 6E., “Directors, Senior Management and Employees – Share Ownership – Stock Option Plans.”

C.           Board Practices

Election of Directors

Our Board of Directors consists of five members, four of which are independent directors for NASDAQ corporate governance purposes.

Pursuant to our articles of association, all of our directors (and except the outside directors) are currently elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected.

The Board of Directors, may, at any time from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number.

  All the members of our Board of Directors (except the outside directors whose re-election is governed by specific terms of the Israeli Companies Law) may be re-elected upon completion of their term of office.  Mr. Mer was elected by our shareholders at our annual general meeting of shareholders held in September 2020.  The appointments of Messrs. Scott Burell and Isaac Onn were approved by our shareholders in October 2018 and, as noted above, their initial service term ends at the end of the first general meeting to take place after October 31, 2020 and they are nominated for re-election in the shareholder meeting expected in May 2021.

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

Outside directors are elected by shareholders.  In general, outside directors serve for a three-year term, which may be renewed for only two additional three-year term.  However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Capital Market, such as our company, may appoint an outside director for additional terms of not more than three years each, subject to certain conditions. Such conditions include the determination by the audit committee and board of directors that in view of the outside director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company. Based on this provision of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, or the Relief Regulations, our Board of Directors recommended the election of Ms. Varda Trivaks for a fifth three-year term at the annual general meeting of shareholders held in September 2020.

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

Following the expiration of our previous policy, we acquired a new directors’ and officers’ policy with liability coverage of $5.0 million, commencing August 1, 2020, at an annual premium of $380,000. Our shareholders approved the purchase of the new policy commencing August 1, 2020 and the terms and conditions for the purchase, renewal, extension and/or replacement, from time to time, of our directors’ and officers’ liability insurance policy for all directors and officers of our company and its subsidiaries, who may serve from time to time (including our Chief Executive Officer), or the New Policy, as follows: (i) the coverage limit per claim and in the aggregate under the New Policy may not exceed an amount representing an increase of 25% in any year, as compared to the previous year’s aggregate coverage limit; (ii) our Compensation Committee determines that the New Policy is on market terms; and (iii) any New Policy may not be entered into after 2023.  No further approval of our shareholders will be required in connection with any renewal and/or extension and/or purchase of the New Policy entered into in compliance with the foregoing terms. and conditions.

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

D.            Employees

As a result of our continued cost-cutting measures in recent years, we reduced our headcount and as of December 31, 2020, we and our consolidated subsidiaries employed 24 persons, of which 0 persons were employed in research and development, 5 persons in professional services and technical support, 3 persons in sales and marketing and 16 in operations and administration.  As of December 31, 2020, 7 of our employees were located in Israel, 16 of our employees were located in the United States and 1 of our employees were located in Hong Kong.

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

Cost of living adjustment of employees’ wages is determined on a nationwide basis and is legally binding, if and when applied.  Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is similar to the United States Social Security Administration and additional sums towards compulsory health insurance.  In 2020, payments to the National Insurance Institute amounted to approximately 15% of wages, of which approximately two-thirds was contributed by employees with the balance contributed by the employer.

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

E.           Share Ownership

The following table sets forth certain information as of May 17, 2021 regarding the beneficial ownership of our ordinary shares by each of our directors and all of our executive officers and directors as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Haim Mer and Dora Mer	540,641	(3)	11.35%

All directors and executive officers as a group (8 persons)	540,641		11.35%

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

(2)	The percentages shown are based on 4,734,323 ordinary shares (excluding 1,800 ordinary shares held as treasury stock) issued and outstanding as of May 17, 2021 and on 1,591,579 preferred shares held by Alpha Capital, which are currently convertible into ordinary shares, subject to a 9.99% ownership restriction currently included in our Articles. Pursuant to our Articles, Alpha may vote its preferred shares, on an as converted basis, subject to such 9.99% restriction.

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

In each of August 2013 and August 2017, our shareholders approved an increase in the number of ordinary shares issuable under the 2003 Plan by an additional 166,667 ordinary shares (i.e. an aggregate of 333,333 ordinary shares). As of December 31, 2020, the aggregate number of ordinary shares available for future option grants under the 2003 Plan was 327,310 shares.

During 2019 and 2020, no options were granted under the 2003 Plan and no options were exercised. As of December 31, 2020, options to purchase 116,667 ordinary shares were outstanding under the 2003 Plan, exercisable at an average exercise price of $2.16 per share.

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

During 2020, no options were granted under the 2006 Plan and no options were exercised.  As of December 31, 2020, there were no outstanding options to purchase ordinary shares under the 2006 Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth certain information as of May 17, 2021 regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Haim Mer and Dora Mer(3)	540,641	11.35%
Roger Challen(4)	462,054	9.70%
Alpha Capital(5)	475,663	9.99%
L.I.A. Pure Capital Ltd (6)	253,236	5.32%

_______________________
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

(2)
The percentages shown are based on 4,734,323 ordinary shares (excluding 1,800 ordinary shares held as treasury shares) and 1,591,579 preferred shares (on an as-converted basis, subject to a beneficial ownership limitation), outstanding on May 17, 2021.

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

(4)
Based upon a Schedule 13D/A filed with the SEC on August 24, 2017, and other information available to us, Mr. Challen is the beneficial owner of 462,054 ordinary shares through his controlling interest in the Info Group, Inc., a Massachusetts corporation.

(5)
Based upon a Schedule 13G/A filed with the SEC on November 21, 2019 and other information known to us, Alpha Capital holds 208,600 ordinary shares and 1,831,579 preferred shares, which are currently subject to a beneficial ownership limitation.

(6)	Based upon a Schedule 13G filed with the SEC on January 12, 2021. Mr. Kfir Silberman is the beneficial owner of 253,236 ordinary shares through his controlling interest and as officer, sole director and chairman of the board of L.I.A. Pure Capital Ltd., an Israeli company. As reported, L.I.A. Pure Capital’s address is 20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916.

Significant Changes in the Ownership of Major Shareholders

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

On June 23, 2020, Alpha Capital exercised its greenshoe option in part and purchased 622,807 convertible preferred shares in consideration of $710,000. In addition, it converted 600,000 and 200,000 preferred shares into ordinary shares at a 1:1 ratio on June 22, 2020 and June14, 2020, respectively. The greenshoe option has been exercised in full.

Alpha Capital holds 475,663 Ordinary Shares amounting to 9.99% of our ordinary shares This amount does not include additional ordinary shares underlying 1,564,516 convertible Preferred Shares held by Alpha Capital that would be issuable to Alpha Capital upon conversion of the preferred shares held by it in the event the 9.99% holding limitation is removed. Such holding limitation can be removed with a 61-day prior notice from Alpha Capital, however, the removal of the limitation could be subject to additional requirements under the Israeli Companies Law applicable to the acquisition of a “control stake” in a public company, as more fully explained under Exhibit 2.2 to this Form 20-F. The transaction had a dilutive effect on the holdings of Mr. Haim Mer and Roger Challen.

Based upon a Schedule 13G filed with the SEC on January 12, 2021. Mr. Kfir Silberman is the beneficial owner of 253,236 ordinary shares (or 5.32% of our equity), through his controlling interest and as officer, sole director and chairman of the board of L.I.A. Pure Capital Ltd., an Israeli company.

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

Record Holders

Based on a review of the information provided to us by our transfer agent, as of May 17, 2021, there were 30 holders of record of our ordinary shares, of which 4 record holders holding approximately 86% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 85% of our outstanding ordinary shares as of such date).

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

Our Board of Directors and shareholders approved the payment of fees to Mr. Roger Challen effective from January 1, 2012 and for the duration of his service as a non-employee director.  The fees are equivalent to the fees we pay to some of our other non-employee directors for their service in such capacity (an annual fee of $8,400 and a meeting attendance fee of $300).  Mr. Challen also received reimbursement of travel related expenses in connection with his attendance at Board of Directors’ meetings, pursuant to guidelines for reimbursement of director travel related expenses approved by our Audit Committee and Board of Directors.  In addition, in connection with our acquisition of AnchorPoint from a company controlled by Mr. Challen, we received certain services from Data Distributors, Inc., another company controlled by Mr. Challen.  These services include reimbursement for shared expenses, development and IT services and other administrative services.  Expenses recognized with respect to the above mentioned services were approximately $10,000, $0 and $5,000 for the years ended December 31, 2018, 2019 and 2020, respectively. We also rent an office from Mr. Challen in Powder Springs, Georgia, where we occupy approximately 4,800 square feet of space under a month-to-month lease, for a monthly rental fee of approximately $4,700 and since November 2020, we have reduced the rented space and accordingly the monthly rental fee was decreased to approximately $3,000.

. Mr. Challen is the controlling shareholder of the Info Group Inc., and is the beneficial owner of 9.7% of our ordinary shares.

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

Legal Proceedings

We are a party to various other claims that arise in the ordinary course of business.  As of December 31, 2020, we recorded a provision of approximately $89,000 in respect of such claims in accordance with ASC 450, “Contingencies,” based on the opinion of our management and legal advisors. We believe that there are no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which could have a significant effect on our financial position or profitability.

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

Given the likely negative impact of the outbreak and spread of COVID-19 on our operations, the values or the recoverable amounts of certain assets subsequent to the reporting date may be less than their carrying amounts as of December 31, 2020. The potential decline in value is determined to be a non-adjusting event as management concluded that the cause of the shut down in the series of events that led to the disruptions in operations is not the outbreak itself, but rather the measures taken by the government after December 31, 2020. Because the outbreak may also result in uncertainties in relation to the assumptions and estimations associated with the measurement of various assets and liabilities in the financial statements that we may not have previously recognized, the occurrence of the outbreak has certainly added additional risks that the carrying amounts of assets and liabilities may require certain adjustments within the next financial year which financial effect cannot be reasonably estimated at this stage.

The Merger Agreement with SharpLink was signed on April 15, 2021 (as discussed elsewhere in this Annual Report).

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

Please refer to Exhibit 2.2 for Items 10.B.3, B.4, B.6, B.7, B.8, B.9 and B.10.

C.           Material Contracts

    On April 15, 2021, we announced our entry into a definitive Agreement and Plan of Merger, or the Merger Agreement, with SharpLink, Inc., a company incorporated under the laws of the State of Minnesota and an online technology company that works with sports leagues, fantasy sports sites and media companies to connect fans to betting content sourced from its sportsbook partners, or SharpLink, and New SL Acquisition Corp., a company incorporated under the laws of the State of Delaware and a wholly-owned subsidiary of MTS, or Merger Sub.

Merger Agreement

Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by our shareholders, Merger Sub will be merged with and into SharpLink, with SharpLink surviving the possible merger, or the Merger, as a wholly-owned subsidiary of MTS.

At the effective time of the Merger: (a) each outstanding share of SharpLink common stock outstanding immediately prior to the effective time will be converted into the right to receive a number of MTS ordinary shares, calculated pursuant to the exchange ratio described in the Merger Agreement, (b) each outstanding share of SharpLink preferred A stock and preferred A-1 stock will be converted into the right to receive a number of MTS preferred A-1 shares, or Preferred A-1 Shares”), calculated pursuant to the exchange ratios described in the Merger Agreement, (c) each outstanding share of SharpLink preferred B stock will be converted into the right to receive a number of MTS preferred B shares, or Preferred B Shares, calculated pursuant to the exchange ratio described in the Merger Agreement and (d) each outstanding SharpLink option will be assumed by MTS, based on the exchange ratio applicable to SharpLink’s common stock. Under the exchange ratio formulas in the Merger Agreement, immediately following the closing of the Merger, or the Closing, the former SharpLink securityholders immediately before the Merger are expected to own approximately 86% of the Ordinary Shares of MTS, on a fully-diluted, as-converted basis, or the SharpLink’s Holdings. Such percentage includes a stock option pool equal to 10% of the Ordinary Shares of MTS, on a fully-diluted, as-converted basis, immediately following the Closing.

The Closing is conditioned, among other things, on the investment of $5 million in SharpLink’s equity immediately prior to the consummation of the Merger, or the Closing Financing by Alpha Capital in consideration for SharpLink preferred B stock. Alpha Capital previously undertook to provide financing to support the Merger and the expected listing of the Ordinary Shares on the Nasdaq Capital Market following the Closing. The Closing Financing is in addition to Alpha Capital’s $2 million investment in SharpLink’s preferred A stock following the execution of a letter of intent in connection with the Merger in December 2020. As the Closing Financing will be invested in SharpLink immediately prior to the Closing, our Preferred B Shares that will be issued at Closing to Alpha Capital in exchange for the SharpLink preferred B stock issued to Alpha Capital in connection with the Closing Financing are included in the SharpLink’s Holdings and will not further dilute the holdings of MTS securityholders.

The preferred shares to be issued by MTS in connection with the Merger will be newly created classes of preferred shares as follows:

•
Preferred A-1 Shares with equal rights to the Ordinary Shares and convertible into Ordinary Shares on a 1-for-1 basis (subject to customary adjustments); provided, however, that we shall not effect any conversion of the Preferred A-1 Shares to the extent that, after giving effect to such conversion, the holder of the Preferred A-1 Shares (together with such holder’s Affiliates and any Persons acting as a group together with such holder) would beneficially own in excess of the beneficial ownership cap, which is initially set at 9.99%, of the number of the Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon conversion of the Preferred A-1 Shares held by the holder and provided that the Preferred A-1 Shares will only have the voting power of the number of Ordinary Shares issuable upon conversion of such Preferred A-1 Shares (subject to the conversion cap); and

•
Preferred B Shares, which shall be non-voting shares and convertible into Ordinary Shares on a 1-for-1 basis (subject to customary adjustments), subject to the beneficial ownership limitation above, and with the following additional rights:

o
a right to receive a dividend during the two-year period following the Closing, at a rate of 8% per year, which will be paid on a quarterly basis in cash, or at our option, by issuance of Preferred A-1 Shares in a number to be calculated based on the purchase price of the Preferred B Shares, or a combination thereof;

o
a right to receive from MTS an amount equal to the purchase price of each outstanding Preferred B Share, plus any accrued and unpaid dividends, fees or liquidated damages due thereon (in connection with delays in conversion of Preferred B Shares), to be paid upon any liquidation, dissolution or winding-up of MTS, before any distribution to the other securityholders of MTS;

o
a “full ratchet” anti-dilution adjustment to the conversion price of the Preferred B Shares in the event MTS issues or sells Ordinary Shares or Ordinary Share Equivalents for a consideration per share that is less than the conversion price per share of the Preferred B Shares then in effect, subject to certain exceptions and to a minimum price equal to the higher of: (A) $0.10 and (B) 20% of the closing price on the trading day immediately prior to the Closing of the Merger; and

o
as long as a minimum percentage of Preferred B Shares remain outstanding, unless the holders of at least 50.1% of the Preferred B Shares shall otherwise consent in writing, MTS shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (A) amend charter documents in any manner that materially and adversely affects any rights of holders of the Preferred B Shares, (B) repay, repurchase or otherwise acquire more than a de minimis number of its Ordinary Shares, Ordinary Share Equivalents or Junior Securities (as such terms are defined in our Articles to be adopted in connection with the Merger), subject to certain exceptions, (C) pay cash dividends or distributions to Junior Securities unless MTS has paid all dividends on the Preferred B Shares and the Preferred B Shares will participate ratably (on an as-converted basis) in the dividends paid to the Ordinary Shares, (D) enter into any transaction with any Affiliates of MTS which would be required to be disclosed in any public filing with the SEC, unless such transaction is made on an arms’-length basis and approved by a majority of the disinterested directors of MTS, or (E) enter into any agreement with respect to any of the foregoing.

Immediately following the Closing, the current majority shareholder of SharpLink, SportsHub Games Network, Inc., is expected to hold in excess of 50% of the voting rights in MTS. It is currently expected that following the Closing, Rob Phythian, the current SharpLink CEO, will serve as our Chief Executive Officer. Additionally, at the Closing, all of the current members of the board of directors of MTS are expected to resign and will be replaced by board members designated by SharpLink.

The Merger Agreement contains customary representations, warranties and covenants made by MTS and SharpLink, including covenants relating to obtaining the requisite approvals of the shareholders of MTS, indemnification of directors and officers, and our and SharpLink’s conduct of their and their subsidiaries’ respective businesses between the date of signing of the Merger Agreement and the Closing.

In connection with the Merger, we will prepare and file a proxy statement and seek the approval of our shareholders with respect to certain actions, which approval is a condition to the Closing of the Merger. The Closing is subject to satisfaction or waiver of certain additional conditions including, among other things, (i) the accuracy of the representations and warranties, subject to certain materiality and other qualifications, (ii) compliance by the parties with their respective covenants, (iii) no law or order preventing the Merger and related transactions, (iv) the Closing Financing having been received by SharpLink concurrently with the Closing, (v) the listing of the Ordinary Shares on Nasdaq, (vi) no Material Adverse Effect has occurred with respect to either us or SharpLink, (vii) the effectiveness of a registration statement to be filed by us, registering part of the Ordinary Shares to be issued in connection with the Merger, and (viii) a requirement as to the Minimum Cash at Closing (as such term is defined in the Merger Agreement) to be held by us at the time of Closing.

The Merger Agreement also includes termination provisions for both us and SharpLink, including termination provisions in connection with a Superior Offer and a related Termination Fee (as such terms are defined in the Merger Agreement).

In connection with the Merger Agreement, each of Mr. Haim Mer, our chairman and a shareholder, Mr. Roy Hess, our CEO, and Ms. Ofira Bar, our CFO, executed a lock-up agreement, pursuant to which they accepted certain restrictions on transfers of MTS shares beneficially owned by them until the earliest of (A) 90 days after the Closing, (B) 90 days after they cease to be directors or officers of MTS, as the case may be, and (C) the termination of Merger Agreement. Mr. Mer also executed a shareholder support letter informing SharpLink, among other things, that he intends to vote all Ordinary Shares beneficially owned by him in favor of the Merger and related matters.

The Ordinary Shares and Preferred Shares to be issued in the Merger will be offered and sold in reliance on an exemption from registration under Regulation D promulgated under Section 4(a)(2) of the Securities Act of 1933, as amended.

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

General Corporate Tax Structure

               Israeli companies are generally subject to income tax on their taxable income.  The regular corporate tax rate in Israel for 2019, 2020 and 2021 is 23%. However, the effective rate of tax payable by a company which is qualified under Israeli law as an “Industrial Company” and/or which derives income from an “approved enterprise,” “benefited enterprise,” “preferred enterprise” or “preferred technological enterprise” (as further discussed below) may be lower.

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

In the past, we received funding from the IIA for selected research and development projects. We did not apply for or receive any research and development grants from the IIA during the three years ended December 31, 2020. See Item 5C. “Operating and Financial Review and Prospects - Research and Development” for additional details on the grants that we have received and our contingent liability to the IIA.

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

United States Federal Income Taxation

The following is a general discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Ordinary Shares. This description addresses only the U.S. federal income tax considerations that may be relevant to U.S. Holders (as defined below) who hold our Ordinary Shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”) Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof and the U.S.-Israel Tax Treaty (the “Treaty”), all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively or to differing interpretations. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not take a different position concerning the tax consequences of the acquisition, ownership or disposition of our Ordinary Shares or that such a position would not be sustained. This discussion does not address all tax considerations that may be relevant to a U.S. Holder of Ordinary Shares. In addition, this description does not account for the specific circumstances of any particular investor, such as:

•	broker-dealers;

•	financial institutions or financial services entities;

•	certain insurance companies;

•	investors liable for alternative minimum tax;

•	regulated investment companies, real estate investment trusts, or grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	tax-exempt organizations;

•	retirement plans;

•	S corporations:

•	pension funds;

•	certain former citizens or long-term residents of the United States;

•	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar;

•	persons who hold Ordinary Shares through partnerships or other pass-through entities;

•	persons who acquire their Ordinary Shares through the exercise or cancellation of employee stock options or otherwise as compensation for services;

•	direct, indirect or constructive owners of investors that actually or constructively own at least 10% of the total combined voting power of our shares or at least 10% of our shares by value; or

•	investors holding Ordinary Shares as part of a straddle, appreciated financial position, a hedging transaction or conversion transaction.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns our Ordinary Shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns our Ordinary Shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of Ordinary Shares.

This summary does not address the effect of any U.S. federal taxation (such as estate and gift tax) other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or non-U.S. taxation.

For purposes of this summary the term “U.S. Holder” means a person that is eligible for the benefits of the Treaty and is a beneficial owner of Ordinary Shares who is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•
a corporation or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over the trust’s administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of the trust.

Unless otherwise indicated, it is assumed for the purposes of this discussion that the Company is not, and will not become, a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. See “—Passive Foreign Investment Companies” below.

Subject to the discussion below under the heading “—Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our Ordinary Shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes when such distribution is actually or constructively received, to the extent such distribution is paid out of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, you should expect that the entire amount of any distribution will be taxable to you as dividend income. Dividends are included in gross income at ordinary income rates, unless such dividends constitute “qualified dividend income,” as set forth in more detail below. Distributions in excess of our current and accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of your adjusted tax basis in our Ordinary Shares and any amount in excess of your tax basis would be treated as gain from the sale of Ordinary Shares. See “—Sale, Exchange or Other Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends would not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would generally be treated as U.S.-source ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

Subject to complex limitations, some of which vary depending upon the U.S. Holder’s circumstances, any Israeli withholding tax imposed on dividends paid with respect to our Ordinary Shares, may be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). Israeli taxes withheld in excess of the applicable rate allowed by the Treaty (if any) will not be eligible for credit against a U.S. Holder’s federal income tax liability. The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid with respect to our common stock generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate. A U.S. Holder may be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on our Ordinary Shares if such U.S. Holder fails to satisfy certain minimum holding period requirements or to the extent such U.S. Holder’s position in Ordinary Shares is hedged. An election to deduct foreign taxes instead of claiming a foreign tax credit applies to all foreign taxes paid or accrued in the taxable year. The rules relating to the determination of the foreign tax credit are complex. You should consult with your own tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations (including the PFIC rules discussed below), “qualified dividend income” received by a non-corporate U.S. Holder may be subject to tax at the lower long-term capital gain rates (currently, a maximum rate of 20%). Distributions taxable as dividends paid on our Ordinary Shares should qualify for a reduced rate if we are a “qualified foreign corporation,” as defined in Code section 1(h)(11)(C). We will be a qualified foreign corporation if either: (i) we are entitled to benefits under the Treaty or (ii) our Ordinary Shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that our Ordinary Shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that our Ordinary Shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied, nor does it apply to dividends received from a PFIC (see discussion below), in respect of certain risk-reduction transactions, or in certain other situations. U.S. Holders of our Ordinary Shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion of the PFIC rules below, if you sell or otherwise dispose of our Ordinary Shares (other than with respect to certain non-recognition transactions), you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in our Ordinary Shares, in each case determined in U.S. dollars. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the Ordinary Shares for more than one year at the time of the sale or other disposition. Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate (currently at a maximum of 20%). In general, any gain that you recognize on the sale or other disposition of Ordinary Shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of our Ordinary Shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the Ordinary Shares as determined on the settlement date of such exchange. A cash basis U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss, based on any appreciation or depreciation in the value of NIS against the U.S. dollar, which would be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment of currency exchange gain or loss required of cash basis taxpayers with respect to a sale or disposition of our Ordinary Shares that are traded on an established securities market, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder is required to calculate the value of the proceeds as of the “trade date” and may have a foreign currency gain or loss for U.S. federal income tax purposes in the event of any difference between the U.S. dollar value of NIS prevailing on the trade date and on the settlement date. Any such currency gain or loss generally would be treated as U.S.- source ordinary income or loss and would be subject to tax in addition to the gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such Ordinary Shares.

Passive Foreign Investment Company Considerations

Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the ordinary shares), and operations, we believe we will not be classified as a “passive foreign investment company”, or PFIC, for the 2020 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof.

If we were a PFIC for any taxable year during which a U.S. Holder owned Ordinary Shares, certain adverse consequences could apply to the U.S. Holder. Specifically, unless a U.S. Holder makes one of the elections mentioned below, gain recognized by the U.S. Holder on a sale or other disposition of Ordinary Shares would be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our Ordinary Shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the IRS on IRS Form 8621.

If we are treated as a PFIC with respect to you for any taxable year, you will be deemed to own shares in any entities in which we own equity that are also PFICs (“lower tier PFICs”), and you may be subject to the tax consequences described above with respect to the shares of such lower tier PFIC you would be deemed to own.

i.	Mark-to-market elections

If we are a PFIC for any taxable year during which you hold ordinary shares, then instead of being subject to the tax and interest charge rules discussed above, you may make an election to include gain on the ordinary shares as ordinary income under a mark-to-market method, provided that such ordinary shares are “marketable.” The ordinary shares will be marketable if they are “regularly traded” on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations, such as the New York Stock Exchange (or on a foreign stock exchange that meets certain conditions). For these purposes, the ordinary shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. However, because a mark-to-market election cannot be made for any lower tier PFICs that we may own, you will generally continue to be subject to the PFIC rules discussed above with respect to your indirect interest in any investments we own that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. As a result, it is possible that any mark-to-market election with respect to the ordinary shares will be of limited benefit.

If you make an effective mark-to-market election, in each year that we are a PFIC, you will include in ordinary income the excess of the fair market value of your ordinary shares at the end of the year over your adjusted tax basis in the ordinary shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC, any gain that you recognize upon the sale or other disposition of your ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

Your adjusted tax basis in the ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules discussed above. If you make an effective mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You should consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

ii.	Qualified electing fund elections

In certain circumstances, a U.S. equity holder in a PFIC may avoid the adverse tax and interest charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to the ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable U.S. Treasury regulations. We do not intend to provide the information necessary for you to make a qualified electing fund election if we are classified as a PFIC. Therefore, you should assume that you will not receive such information from us and would therefore be unable to make a qualified electing fund election with respect to any of our ordinary shares were we to be or become a PFIC.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds may be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains from the sale or exchange of our Ordinary Shares.

Backup Withholding and Information Reporting

Payments in respect of our Ordinary Shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at the rate (currently) of 24%. Backup withholding will not apply, however, if you (i) fall within certain exempt categories and demonstrate the fact when required or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

U.S. citizens and individuals taxable as resident aliens of the United States that (i) own “specified foreign financial assets” (as defined in Section 6038D of the Code and the regulations thereunder) with an aggregate value in a taxable year in excess of certain thresholds (as determined under rules in Treasury regulations) and (ii) are required to file U.S. federal income tax returns generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our Ordinary Shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets.” Under Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. In addition, in the event a U.S. Holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close until three years after the date that the required information is filed. A U.S. Holder is urged to consult the U.S. Holder’s tax advisor regarding the reporting obligation.

Any U.S. Holder who acquires more than $100,000 of our Ordinary Shares or holds 10% or more of our Ordinary Shares by vote or value may be subject to certain additional U.S. information reporting requirements.

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

Exposure to Market Risks

We may be exposed to a variety of risks, including changes in interest rates affecting primarily interest received on short-term deposits and foreign currency fluctuations.  In 2020, our principal market risk was our exposure to currency exchange fluctuations.  We attempt to limit our exposure to currency exchange rate risk by using various hedging techniques, including forward and option contracts.  However, we cannot eliminate the effects of currency fluctuations altogether.  Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.

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

As of December 31, 2020, we had $0 of outstanding call and put option contracts. Our accumulated other comprehensive income as of such date does not include any unrealized gain on the call and put option contracts.  In 2020, we entered into forward, call and put option contracts, in the amount of $1.2 million that converted a portion of our floating currency liabilities to a fixed rate basis, thus reducing the impact of the currency changes on our cash flows.  The purpose of our foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. Changes in the fair value of put option contracts are reflected in our consolidated statements of operations as financial income or expense. In 2020, we recorded financial income of approximately $4,000 with respect to the above transactions in our consolidated statements of operations.

We have operations in several countries in connection with the sale of our products.  A substantial portion of our sales and expenditures are denominated in dollars.  We have mitigated, and expect to continue to mitigate, a portion of our foreign currency exposure through salaries, marketing and support operations in which all costs are local currency based.  As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the Euro and NIS). A hypothetical 10% movement in foreign currency rates (primarily the Euro and NIS) against the dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in 2020 sales revenues of approximately $57,000 and on the other hand a decrease or increase in 2020 expenses of approximately $59,000.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO - 2013 framework) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2020, our internal control over financial reporting was effective.

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

	Year Ended December 31,
Services Rendered	2020	2019
Audit (1)	$75,000	$75,000
Audit Related	$4,500	0
Tax	10,000	10,000

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

Issuer Purchase of Equity Securities

Neither we nor any affiliated purchaser has purchased any of our ordinary shares during 2020, other than shares purchased in a private placement.

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

ITEM 16H.     MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.        FINANCIAL STATEMENTS

No applicable.

ITEM 18.        FINANCIAL STATEMENTS

ITEM 19.          EXHIBITS

Exhibit	Description

1.1	Memorandum of Association of the Registrant(1)

1.2	Amended and Restated Articles of Association of the Registrant(2)

2.1	Specimen of Ordinary Share Certificate (3)

2.2	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (4)

4.1	2003 Israeli Share Option Plan (5)

4.2	2006 Stock Option Plan (6)

4.3	Securities Purchase Agreement dated as of September 6, 2018, between the Registrant and Alpha Capital Anstalt (7)

4.4	Agreement and Plan of Merger dated April 15, 2021 between the Registrant and SharpLink (8)

4.6	Directors’ and Officers’ Compensation Policy (9)

8.1	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Label Linkbase Document

101.PRE*	XBRL Taxonomy Presentation Linkbase Document

(1)	Filed as Exhibit 1.1 to the Form 20-F for the Year Ended December 31, 2020 and incorporated herein by reference.

(2)	Filed as Exhibit 1.2 to the Form 20-F for the Year ended December 31, 2020 and incorporated herein by reference.

(3)	Filed as Exhibit 2.1 to the Form 20-F for the Year Ended December 31, 2017, and incorporated herein by reference.

(4)	Filed as Exhibit 2.2 to the Form 20-F for the Year ended December 31, 2019 and incorporated herein by reference.

(5)	Filed as Exhibit B to Item IV of Exhibit 99.1 of the Registrant’s Report on Form 6-K for the month of July 2013 submitted on July 2, 2013, and incorporated herein by reference.

(6)	Filed as Appendix B to Item 1 of the Registrant’s Report on Form 6-K for the month of June 2006 submitted on June 23, 2006, and incorporated herein by reference,

(7)	Filed as Exhibit 99.2 to the Registrant’s Report on Form 6-K for the month of September 2018 and submitted on September 7, 2018, and incorporated herein by reference.

(8)	Filed as Exhibit 99.2 to the Registrant’s Report on Form 6-K for the month of April 2021 and submitted on April 15, 2021, and incorporated herein by reference.

(9)	Filed as Exhibit A to Exhibit 99.2 the Registrant’s Report on Form 6-K for the month of November 2019 submitted on November 20, 2019, and incorporated herein by reference.
____________
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

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

IN U.S. DOLLARS

- - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MER TELEMANAGEMENT SOLUTIONS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mer Telemanagement Solutions Ltd. ("the Company") and its subsidiaries as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1c to the consolidated financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1c. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty

Basis for Opinion

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) related to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment

Description of the Matter
At December 31, 2020, the Company’s goodwill balance was $1,502 thousand. As discussed in Note 2(j) to the consolidated financial statements, the Company recognized a goodwill impairment charge of $1,723 thousand for the year ended December 31, 2020 as a result of an interim goodwill impairment assessment performed during the third quarter and the annual impairment assessment performed during the fourth quarter of fiscal 2020. Goodwill is subject to annual testing for impairment each October 1st, or more frequently if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. If the carrying value of the reporting unit, including goodwill exceeds the fair value of the reporting unit an impairment charge is recorded equal to the excess, but not more than the total amount of goodwill allocated to the reporting unit. Management determines the fair value of the reporting unit using the income approach. The income approach is based on a discounted cash flow model. The discounted cash flow model requires the exercise of significant judgment, including judgments and assumptions about appropriate discount rates and revenue growth.

Auditing management's interim and annual goodwill impairment test of the reporting unit was complex and highly judgmental due to the estimation required by management in determining the fair value of the reporting unit.  In particular, the fair value estimate was sensitive to significant assumptions, such as management’s cash flow projections, including revenue growth operation margin, terminal value and the discount rate, which are affected by expectations about future market or economic conditions

How We Addressed the Matter in Our Audit
To test the Company’s assessment of the good will impairment test, our audit procedures included, among others, evaluating the methodology used and testing the significant assumptions used by the Company in its analysis. We also performed sensitivity analyses of the significant assumptions, assessed the historical accuracy of management’s estimates and projections by comparing them to actual results and obtaining appropriate explanations for the variances; examined management’s support for the current estimates and projections, by comparing them to industry and economic trends, including market participant data. We also involved our valuation specialist to assist in the evaluation of the Company’s valuation methods and certain significant assumptions, including the discount rates.

/s/ Kost Forer Gabbay & Kasierer
KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company's auditor since 1995.
Tel-Aviv, Israel
May 14, 2021

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2020	2019

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,504	$1,732
Restricted cash	1,003	1,464
Trade receivables (net of allowance for credit losses of $69 and $75, at December 31, 2019 and 2020, respectively)	407	499
Other accounts receivable and prepaid expenses (Note 3)	399	236
Assets of discontinued operations (Note 1b)	178	172

Total current assets	3,491	4,103

NON- CURRENT ASSETS:

Severance pay fund	252	653
Property and equipment, net (Note 4)	35	62
Deferred taxes (Note 7)	171	-
Goodwill	1,502	3,225

Total non-current assets	1,960	3,940

Total assets	$5,451	$8,043

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2020	2019

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$114	$149
Deferred revenues	745	962
Accrued expenses and other liabilities (Note 5)	1,769	2,317
Liabilities of discontinued operations (Note 1b)	496	516

Total current liabilities	3,124	3,944

LONG-TERM LIABILITIES:
Accrued severance pay	306	831
Deferred tax liability (Note 7)	-	163

Total long-term liabilities	306	994

COMMITMENTS AND CONTINGENT LIABILITIES (Note 6)

SHAREHOLDERS' EQUITY (Note 9):
Share capital -
Ordinary shares of NIS 0.03 par value: Authorized: 17,000,000 shares at December 31, 2020 and 2019; Issued: 4,426,791 and 3,614,208 shares at December 31, 2020 and 2019, respectively; Outstanding: 4,424,991 and 3,612,408 shares at December 31, 2020 and 2019, respectively	37	30
Preferred Shares of NIS 0.03 par value: Authorized: 3,000,000 shares at December 31, 2020 and 2019; Issued and Outstanding: 1,831,579 and 2,008,772 shares at December 31, 2020 and 2019, respectively	15	16
Additional paid-in capital	31,360	30,635
Treasury shares at cost (1,800 Ordinary shares at December 31, 2020 and 2019)	(29)	(29)
Accumulated deficit	(29,362)	(27,547)

Total shareholders' equity	2,021	3,105

Total liabilities and shareholders' equity	$5,451	$8,043

The accompanying notes are an integral part of the consolidated financial statements.

May 14, 2021	/s/ Chaim Mer	/s/ Roy Hess	/s/ Ofira Bar
Date of approval of the	Chaim Mer	Roy Hess	Ofira Bar
financial statements	Chairman of the board	Chief Executive Officer	Chief Financial Officer and Interim

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Revenues
Telecom services	$3,383	$4,273	$4,843
Telecom product sales	635	920	1,018

Total revenues	4,018	5,193	5,861

Cost of revenues
Telecom services	1,511	1,486	1,719
Telecom product sales	284	371	430

Total cost of revenues	1,795	1,857	2,149

Gross profit	2,223	3,336	3,712

Operating expenses
Research and development	-	545	825
Selling and marketing	752	817	1,471
General and administrative	1,867	1,890	2,239
Goodwill impairment	1,723	254	-

Total operating expenses	4,342	3,506	4,535

Operating loss	(2,119)	(170)	(823)

Financial income (expense), net	16	(18)	(17)

Loss before taxes on income	(2,103)	(188)	(840)
Taxes on income (tax benefit), net (Note 7)	(325)	4	46

Net loss from continuing operations	(1,778)	(192)	(886)

Income (loss) from discontinued operations	(37)	57	(284)

Net loss	$(1,815)	$(135)	$(1,170)

Net loss per share:
Basic and diluted net loss per share from continuing operations	$(0.29)	$(0.04)	$(0.26)
Basic and diluted net earnings per share from discontinued operations	(0.01)	0.01	(0.08)

Basic and diluted net loss per share	$(0.30)	$(0.03)	$(0.34)

Weighted average number of shares used in computing basic and diluted net loss per share	5,954,795	5,013,374	3,435,161

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except stock and per stock data)

	Share capital		Preferred shares		Additional	Treasury	Accumulated
	Number *	Amount	Number	Amount	paid-in capital	shares	deficit	Total

Balance as of January 1, 2018	3,118,884	25	-	-	28,188	(29)	(26,472)	1,712

Stock-based compensation	-		-	-	90	-	-	90
Issuance of ordinary shares	175,439	2	-	-	186	-	-	188
Issuance of preferred shares			1,315,789	10	1,343			1,353
Effect of adoption of ASC 606		-	-	-	-	-	230	230
Net loss	-	-	-	-	-	-	(1,170)	(1,170)
Balance as of December 31, 2018	3,294,323	27	1,315,789	10	29,807	(29)	(27,412)	2,403
Stock-based compensation	-	-	-	-	47	-	-	47
Issuance of ordinary shares to Vexigo's former shareholders-warrants exercise.	318,085	3	-	-	(3)	-	-	-
Issuance of preferred shares	-	-	692,983	6	784	-	-	790
Net loss	-	-	-	-	-	-	(135)	(135)
Balance as of December 31, 2019	3,612,408	30	2,008,772	16	30,635	(29)	(27,547)	3,105

*) Historical stock information was adjusted to retroactively reflect the one for three Ordinary share reverse split implemented in September 2017.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except stock and per stock data)

	Share capital		Preferred shares		Additional	Treasury	Accumulated
	Number	Amount	Number	Amount	paid-in capital	shares	deficit	Total
Balance as of January 1, 2020	3,612,408	30	2,008,772	16	30,635	(29)	(27,547)	3,105
Stock-based compensation	-	-	-	-	21	-	-	21
Conversion of preferred shares into ordinary shares	800,000	6	(800,000)	(6)				-
Issuance of ordinary shares to Vexigo’s former shareholders- warrants exercise	12,583	1	-		(1)	-	-	0
Issuance of preferred shares	-	-	622,807	5	705	-	-	710
Net loss	-	-	-	-	-	-	(1,815)	(1,815)
Balance as of December 31, 2020	4,424,991	37	1,831,579	15	31,360	(29)	(29,362)	2,021

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Cash flows from operating activities

Net loss	$(1,815)	$(135)	$(1,170)
Income (loss) from discontinued operations	(37)	57	(284)
Net loss from continuing operations	(1,778)	(192)	(886)

Adjustments required to reconcile net loss from continuing operations to net cash used in operating activities:
Depreciation and amortization	32	79	82
Impairment of goodwill	1,723	254	-
Increase (decrease) in deferred tax, net	(334)	(18)	35
Stock-based compensation	21	47	90
Decrease in accrued severance pay, net	(124)	(3)	(36)
Decrease (increase) in trade receivables, net	92	105	(40)
Increase in other accounts receivable and prepaid expenses	(163)	(135)	(27)
Decrease in trade payables	(35)	(15)	(144)
Increase (decrease) in accrued expenses and other liabilities	(548)	(77)	111
Decrease in deferred revenues	(217)	(91)	(461)
Net cash used in operating activities from continuing operations	(1,331)	(46)	(1,276)
Net cash provided by (used in) operating activities from discontinued operations	(63)	(18)	57
Net cash used in operating activity	(1,394)	(64)	(1,219)
Cash flows from investing activities

Purchase of property and equipment	(5)	(60)	(14)
Net cash used in investing activities from continuing operations	(5)	(60)	(14)
Net cash used in investing activities from discontinued operations	-	-	(1)
	(5)	(60)	(15)

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Cash flows from financing activities

Proceeds from issuance of shares	710	790	1,541
Net cash provided by financing activities from continuing operations	710	790	1,541
Increase (decrease) in cash, cash equivalents and restricted cash	(689)	666	307
Cash, cash equivalents and restricted cash at the beginning of the year	3,196	2,530	2,223
Cash, cash equivalents and restricted cash at the end of the year	$2, 507	$3,196	$2,530

Supplemental disclosure of cash flows activities

Cash paid during the year for income taxes	$4	$1	$1

The accompanying notes are an integral part of the consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:         GENERAL

a.
Mer Telemanagement Solutions Ltd. (the "Company" or "MTS") was incorporated on December 27, 1995. MTS and its subsidiaries (the "Group") is a worldwide provider of telecom expense management (“TEM”), billing solutions and contact center software.

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

The Alpha Capital SPA includes a greenshoe option for a future investment by Alpha Capital of up to $1.5 million in the newly created preferred shares at the same price per preferred share paid in the initial investment during a period of 18 months following the closing date of the Alpha Capital SPA. In December 2019 and April 2020, the Company and its Board members approved an extension of Alpha’s remaining portion of the greenshoe option by six months until April 30, 2020 and by an additional three-month period until July 31, 2020, respectively. During 2020 and 2019 Alpha Capital fully exercised its greenshoe option and purchased an aggregated number of 1,315,789 convertible preferred shares in consideration of $1,500,000

b.	Discontinued operations:

1.	In March 2009, the Company discontinued the operations of TABS Brazil Ltda. its wholly owned subsidiary in Brazil.

2.	In June 2018, the Company discontinued the operations of Vexigo ltd. a wholly owned subsidiary in Israel, which was then sold to a third party.

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

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:         GENERAL (Cont.)

The summarized results of operations for Vexigo and TABS Brazil Ltd for the years ended December 31, 2018, 2019 and 2020, are as follows:

	Year ended December 31,
	2020	2019	*)2018
Revenue	$-	$301	$794
Cost of revenues	-	255	1,034
Gross profit (loss)	-	46	(240)
Operating expenses (income)	(58)	(9)	310
Operating loss (income)	(58)	(55)	550
Financial income, net	21	2	16
Gain on disposal of the discontinued operations	-	-	250
Total net loss (income) from discontinued operations	$(37)	$(57)	$284

*)       Represent the results of the discontinued operations until their disposal.

The major classes of assets and liabilities that were classified as discontinued operations were:

	December 31,
	2020	2019

Cash and cash equivalents	$176	$170
Property and equipment, net	2	2
Total assets of discontinued operations	178	172

Trade payables	334	337
Accrued expenses and other liabilities	162	179
Total liabilities of discontinued operations	$496	$516

c.	The Company has historically suffered recurring losses from its operating activities.

The Company incurred losses for the years ended December 31, 2019 and 2020, amounting to $ 135 and $ 1,815 and has accumulated deficit of $ 29,362 as of December 31, 2020.

In addition, the Company incurred negative cash flows from continuing operations of $1,331 for the year ended December 31, 2020.

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

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:         GENERAL (Cont.)

The Company intends to finance operating costs over the next twelve months with existing cash on hand after reducing operating spend if needed. During 2018 - 2020, the Company implemented a substantive cost reduction mainly by employee’s layoff and reduced its lease expenses during the first quarter of 2019 and the second half of 2020. The Company searched for additional sources of financing and on April 15, 2021, the Company entered into a definitive agreement and Plan of Merger (the “Merger Agreement”) with SharpLink, Inc., a company incorporated under the laws of the State of Minnesota and a leading online technology company that works with sports leagues, fantasy sports sites and media companies to connect fans to relevant and timely betting content sourced from its sportsbook partners (“SharpLink”), and New SL Acquisition Corp., a company incorporated under the laws of the State of Delaware and a wholly-owned subsidiary of the Company (“Merger Sub”). The Merger Agreement is subject to the approval of the Company’s shareholders at a meeting of shareholders that is expected to be held in the second quarter of 2021, along with the satisfaction or waiver of other customary conditions. For additional information, see Note 10.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business. The consolidated financial statements for the year ended December 31, 2020, do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty to the Company's ability to continue as a going concern.

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

On an ongoing basis, the Company's management evaluates estimates, including those related to goodwill, tax assets and liabilities, fair values of stock-based awards, allowance for credit losses. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

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

Property and equipment are measured at cost, including directly attributable costs, less accumulated depreciation and accumulated impairment losses. Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Computers and peripheral equipment	33
Office furniture and equipment	3 - 20 (mainly 7)
Leasehold improvements	Over the shorter of the lease term or useful economic life

g.	Impairment of long-lived assets

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

h.	Goodwill

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

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If the Company elects not to use this option, or if the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company prepares a quantitative analysis to determine whether the carrying value of a reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit would exceed its estimated fair value, the Company would have recognizes an impairment of goodwill for the amount of this excess, in accordance with the guidance in FASB Accounting Standards Update (“ASU”) No. 2017-04, Intangibles - Goodwill and Other (Topic 350), Simplifying the test for Goodwill Impairment, which was adopted as of January 1, 2020.

The Company’s goodwill balance is only assigned to its Enterprise reporting unit. The Company performs an annual impairment test of its reporting unit as of the 1st of October of each year, or more frequently if impairment indicators are present. The Company identified impairment indicators during the year and performed a goodwill impairment test for the Enterprise reporting unit, using the income approach to value the reporting unit fair value. The impairment test resulted in a goodwill impairment of $617.

In addition, as part of the Company's annual impairment test procedures, it has reassessed the results of the impairment test performed during the second quarter of 2020 and concluded that an additional impairment is required as of December 31, 2020 at the amount of $1,106.

The material assumptions used for the income approach were five (5) years of projected cash flows and discount rate of 25%.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Severance pay:

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

Severance expense (income) for the years ended December 31, 2020 and 2019 amounted to approximately $(525) and $109 respectively.

j.	Revenue recognition:

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

k.	Research and development expenses:

Research and development costs are charged to the consolidated statements of operation, as incurred. Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the statement of operation when incurred.

l.	Income taxes:

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

No options were granted in 2020 and 2019.

n.	Concentrations of credit risk:

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

The Company establishes an allowance for credit losses based on historical experience, credit quality, the age of the accounts receivable balances and current economic conditions that may affect a customer's ability to pay. Allowance for credit losses as of December 31, 2019 and 2020, amounted to $69 and $75, respectively. During the year ended December 31, 2020, no amount of the allowance for credit losses balance was collected.

The allowance for credit losses is determined with respect to specific debts that are doubtful of collection according to management estimates.

The Company has no off-balance-sheet concentrations of credit risk.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Basic and diluted net earnings (loss) per share:

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

No options have been included in the calculation of the diluted net earnings per share due to the Company’s losses during all the years presented.

p.	Derivatives instruments:

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

During 2020, 2019 and 2018, the Company entered into forward, call and put option contracts in the aggregate notional amounts of $1,193 $2,193 and $2,100, respectively, which converted a portion of its floating currency liabilities to a fixed rate basis, thus reducing the impact of exchange rate fluctuations on the Company's cash flow. In 2020, 2019 and 2018, the revaluation income (expenses) from these contracts with respect to the above transactions were $(4), $4 and $(9), respectively, and are presented in the statements of operations as financial income (expense), net. As of December 31, 2020, the Company had no outstanding call and put option contracts.

q.	Comprehensive income (loss):

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

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Treasury shares:

Company shares held as treasury shares are recognized at cost, and as a deduction from equity. Any gain or loss arising from a purchase, sale, issuance or cancellation of treasury shares is recognized directly in equity.

s.	Impact of recently adopted accounting standards:

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The FASB subsequently issued amendments to ASU 2016-13, which have the same effective date and transition date of January 1, 2020. This standard requires entities to estimate an expected lifetime credit loss on financial assets ranging from short-term trade accounts receivable to long-term financings and report credit losses using an expected losses model rather than the incurred losses model that was previously used, and establishes additional disclosures related to credit risks.

The Company adopted Topic 326 using the effective date of January 1, 2020, based on the composition of the Company’s trade receivables, investment portfolio and other financial assets, current economic conditions and historical credit loss activity. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The amended guidance simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the amended guidance, an entity should perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying value, and an impairment charge is recognized for the amount by which the carrying value exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill allocated to that reporting unit. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. The Company adopted this standard prospectively effective January 1, 2020. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

t.	Impact of recently issued accounting standards:

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (“ASU 2020-12”), which simplifies the accounting for income taxes. ASU 2019-12 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2020. The Company is currently evaluating the impact of the new guidance on the Company’s consolidated financial statements.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2020	2019
Government authorities	$15	$27
Prepaid expenses	376	175
Others	8	34
	$399	$236

NOTE 4:	PROPERTY AND EQUIPMENT

	December 31,
	2020	2019
Cost:

Computers and peripheral equipment	$632	$627
Office furniture and equipment	66	66
	698	693
Accumulated depreciation:

Computers and peripheral equipment	599	567
Office furniture and equipment	64	64
Accumulated depreciation	663	631
Depreciated cost	$35	$62

The depreciation expense for the years ended December 31, 2020, 2019 and 2018 amounted to $32, $58 and $61, respectively.

In 2020 and 2019, the Company derecognized fully depreciated property, plant and equipment in an amount of $2 and $13, respectively that are no longer used by the Company.

NOTE 5:         ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2020	2019
Employees and payroll accruals	$257	$307
Institutions and income tax payable	140	143
Accrued expenses	1,368	1,857
Related parties	4	10
	$1,769	$2,317

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	COMMITMENTS AND CONTINGENT LIABILITIES

a.
Lease commitments:

The Group leases office space through operating leases. The facilities of the Company in Israel were leased until February 2019. There are no lease commitments under non-cancelable operating leases as of December 31, 2020.

Commencing February 2019, the Company entered on a monthly basis into non-obligating lease contract in Israel with a monthly rental charge that ranged from $ 10 to $ 15. Due to the COVID 19 pandemic the Company terminated the Israeli lease contract and since the second half of 2020, the Company’s employees work remotely.

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

As of December 31, 2020, the Company had a contingent liability to pay royalties in the amount of approximately $ 8,150 plus interest for grants received after January 1999.

The Company has paid or accrued royalties in its cost of revenues relating to the repayment of such IIA grants in the amount of $ 40, $ 51 and $ 66 for the years ended December 31, 2020, 2019 and 2018, respectively.

c.	Claims and demands:

1.
Claims related to discontinued operations:

The Company is a party to various tax claims that arose in TABS Brazil a subsidiary which was discontinued in 2009. During 2019, the Company reassessed the likelihood of those tax claims and based on its legal advisors' opinion it concluded that they have become remote.

In August 2007, the Company’s Brazilian subsidiary, TABS Brazil, was ordered by the Labor Law Court in Brazil to pay approximately $32 to one of its former employees. This amount which bears a 1% interest rate per month from the date that the claim was filed, accumulating to $89 as of December 31, 2020, was recorded within discontinued operations.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.
The Israeli Government, through the Fund for Encouragement of Marketing Activities, awarded C. Mer Industries Ltd. ("C. Mer"), the former parent of the Company grants for participation in foreign marketing expenses, partially related to the Company's marketing activities for the years 1996 - 1998. During 2019, a provision which was recorded in prior years with respect to this demand was reversed based on a legal opinion, the statute of limitation of this demand expired in 2019.

3.
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

NOTE 7:         TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rates: Taxable income of the Company is subject to the Israeli corporate tax at the rate of 23% for all years presented.

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

3.	Tax assessments: The Company has received final tax assessments through the tax year of 2016.

b.	Income taxes on non-Israeli subsidiaries: Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:         TAXES ON INCOME (Cont.)

c.
U.S. subsidiary

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Act”), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018.

At December 31, 2017, the Company re-measured its U.S. deferred tax assets and liabilities, based on the new rates at which they are expected to reverse in the future.

d.
Net operating loss carry-forwards:

As of December 31, 2020, the Company, its subsidiaries in Hong Kong and in the U.S had an estimated total amount of available carry-forward tax losses of approximately $26,000, $607, $636, respectively, to offset against future taxable profits. The operating tax loss carry-forwards in Israel may be offset indefinitely against operating income. In addition, as of December 31, 2020, the Company had capital losses in the amount of approximately
$507 that can be carried forward indefinitely.

MTS IntegraTRAK, the Company’s U.S. subsidiary, is subject to U.S. income taxes. Total net operating loss carry-forwards of approximately $636 as of December 31, 2020, will expire in the years 2021 to 2028. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. Such annual limitation may result in the expiration of net operating losses before utilization.

e.
Deferred income taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group's deferred tax liabilities and assets are as follows:

	December 31,
	2020	2019
Deferred tax asset (liability):
Tax loss carry-forwards	$6,254	$6,089
Accruals for interest	283	283
R&D expenses	42	148
Allowances for credit losses and accruals for employee benefits	45	76
Depreciation and amortization	5	16
Deferred tax asset before valuation allowance	6,629	6,612
Goodwill	(351)	(746)
Valuation allowance	(6,107)	(6,029)
Deferred tax asset (liability), net	$171	$(163)

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
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2020	2019	2018
Loss before taxes on income, net, as reported in the statements of operations from continuing operations	$(2,103)	$(188)	$(840)
Tax rates	23%	23%	23%
Theoretical tax benefit	$(484)	$(43)	$(193)
Decrease in taxes resulting from:
Non - deductible expenses	(116)	38	37
Loss and timing differences for which no deferred tax was provided	264	(2)	187
Tax adjustment in respect of different tax rate of subsidiaries	9	3	6
Changes in provision for uncertain tax positions	2	8	9
Taxes on income, net, as reported in the statements of operations	$(325)	$4	$46

g.	Loss before income (expense) taxes is comprised as follows:

	Year ended December 31,
	2020	2019	2018
Domestic	$(320)	$(217)	$(803)
Foreign	(1,783)	29	(37)
	$(2,103)	$(188)	$(840)

h.	Taxes on income are comprised as follows:

	Year ended December 31,
	2020	2019	2018
Current	$10	$22	$11
Deferred	(335)	(18)	35
	$(325)	$4	$46
Domestic	$-	$-	$-
Foreign	(325)	4	46
	$(325)	$4	$46

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:         TAXES ON INCOME (Cont.)

i.	As of December 31, 2020, the Company recorded a liability for unrecognized tax benefits of $158. A reconciliation of the opening and closing amounts of unrecognized tax benefits is as follows:

	2020	2019

Balance as of beginning of the year	$156	$148
Cumulative translation adjustments and other	2	8

Balance at the end of the year	$158	$156

NOTE 8:         RELATED PARTY TRANSACTIONS AND BALANCES

a.
The Company receives certain services from C. Mer, a publicly traded company. Mr. Chaim Mer, the Company's chairman of the board and Mr. Isaac Ben Bassat, a former director of the Company, are members of the controlling group of C. Mer. These services include reimbursement for shared expenses related to a commercial insurance policy.

b.
From January 1, 2009 until September 2011, as part of the acquisition of certain assets and liabilities of AnchorPoint, Inc., the Company received certain services from Data Distributors Inc., a company controlled by Mr. Roger Challen, a former director of the Company and the controlling shareholder of the Info Group Inc., a beneficial owner of 11.45% of the Company's Ordinary shares as of December 31, 2019. These services include reimbursement for shared expenses, development and IT services, other administrative services. Expenses recognized with respect to the above-mentioned services were approximately $5, $0 and $10 for the years ended December 31, 2020, 2019 and 2018, respectively. In addition, the Company rents an office in Powder Springs, Georgia, from Mr. Challen, under a month-to-month lease. In the year ended December 31, 2020 the Company paid or accrued $53 and in each of the years ended December 31, 2019 and 2018, the Company paid or accrued $56, with respect to the above-mentioned rent expenses.

c.	Balances and transactions with related parties were as follows:

1.	Balances with related parties:

	December 31,
	2020	2019
Other accounts payable and accrued expenses (Note 5)	$15	$10

2.	Transactions with related parties:

	Year ended December 31,
	2020	2019	2018
Amounts charged by related parties:
Cost of revenues	$47	$44	$37
Operating expenses	116	125	148
	$163	$169	$185

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

In August 2017, the Company converted $1,220 of debt to Vexigo’s former shareholders incurred in connection with the acquisition of Vexigo into warrants to acquire 400,000 Ordinary shares. Following such debt conversion, the Company currently does not have any outstanding debt in connection with the Vexigo acquisition. The warrants have a term of five years and are exercisable without any additional consideration commencing on the second anniversary of their issuance. During the two years period following issuance, the Company had an option to purchase all or a portion of such warrants at a price per warrant of $3. Since September 2019, most of Vexigo’s former shareholders exercised their warrants and were issued an aggregate of 330,668 Ordinary shares.

In June 2018, the Company issued 175,439 Ordinary shares for an aggregate amount of $188 to Alpha Capital Anstalt, an institutional investor, pursuant to a Purchase Agreement.

In October 2018, the Company issued 1,315,789 convertible preferred shares of a newly-created class (the “Preferred Shares”) for an aggregate amount of $1,353, to Alpha Capital Anstalt, an institutional investor, pursuant to a Purchase Agreement (the “Alpha Capital SPA”).

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

During 2020 and 2019 Alpha Capital fully exercised its greenshoe option and purchased an aggregated number of 1,315,789 convertible preferred shares in consideration of $1,500,000. In December 2019 and April 2020, the Company and its Board members approved an extension of Alpha’s remaining portion of the greenshoe option for six months until April 30, 2020 and by an additional three-months period until July 31, 2020, respectively. In addition, during June 2020, Alpha Capital converted 800,000 preferred shares into ordinary shares at a 1:1 ratio.

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

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	SHAREHOLDERS' EQUITY (Cont.)

As of December 31, 2020, 468,284 Ordinary shares are available for future option grants under the Company’s plans.

c.	A summary of option activity under the Company's stock option plans to its employees as of December 31, 2020, and changes during the year ended December 31, 2020, are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2020	116,667	$2.16	7.76	$-
Granted	-	$-	-	$-
Exercised	-	$-	-	$-
Expired and forfeited	-	$-	-	$-

Outstanding at December 31, 2020	116,667	$2.16	7.76	$-

Exercisable at December 31, 2020	87,500	$2.16	7.76	$-

There were no new grants or exercises during 2018, 2019 and 2020.

The total compensation cost related to options granted to employees under the Company's share-based compensation plans recognized for the years ended December 31, 2020, 2019 and 2018 amounted to $21, $47 and $90, respectively.

As of December 31, 2020, there was $12 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans.

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:         SHAREHOLDERS' EQUITY (Cont.)

d.
Total stock-based compensation expenses recognized during the period:

The total stock-based compensation expense related to employees' equity-based awards, recognized for the years ended December 31, 2020, 2019 and 2018, was comprised as follows:

	Year ended December 31,
	2020	2019	2018

Research and development	$-	$-	$1
General and administrative	21	47	89

	$21	$47	$90

NOTE 10:       SUBSEQUENT EVENTS

a.
On April 15, 2021, the Company entered into a definitive agreement and Plan of Merger (the “Merger Agreement”) with SharpLink, Inc. (“SharpLink”), a leading online technology company that works with sports leagues, fantasy sports sites and media companies to connect fans to relevant and timely betting content sourced from its sportsbook partners, and New SL Acquisition Corp., a company incorporated under the laws of the State of Delaware and a wholly-owned subsidiary of the Company (“Merger Sub”).

Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by the Company’s shareholders, Merger Sub will be merged with and into SharpLink (the “Merger”), with SharpLink surviving the Merger as a wholly-owned subsidiary of the Company. As a result of the transaction, the securityholders of SharpLink will own 86% of the Company’s securities, on a fully diluted and as-converted basis (inclusive of a stock option pool of 10% of the fully-diluted outstanding share capital of the Company).

b.
The compensation committee in a meeting held on April 6, 2021 and the board of directors in a meeting held on April 8, 2021, approved, subject to the approval of the Company’s shareholders, the following equity compensation:

(1) to the Company’s CEO: (a) a warrant to acquire 116,667 ordinary shares, at an exercise price of $1.321, valid for a period of three years, which will become exercisable in full upon the earliest of: (i) six months from the date of issuance or (ii) the consummation of an M&A or reverse merger transaction; and (b) a warrant to acquire 50,000 ordinary shares, with no exercise price (i.e., an exercise price equal to $0), valid for a period of three years, which will become exercisable upon the earliest of: (i) the consummation of an M&A or reverse merger transaction, provided that he still serves as the Company’s CEO until immediately prior to the consummation or (ii) the consummation of the Transaction with SharpLink, and (2) to the Company’s CFO, options under the Company’s 2003 Israeli Share Option Plan to acquire 50,000 ordinary shares, with no exercise price (i.e., an exercise price equal to $0), valid for a period of five years, which will become exercisable over a period of five years, with 33.33% vesting on the third, fourth and fifth anniversary of the grant date, provided that the vesting will accelerate, and the options will become fully exercisable upon the consummation of any M&A or reverse merger transaction. In addition, upon her termination of employment, the option if vested, will remain valid until the earliest to occur of: (i) six months following the date of her termination of employment and (ii) five years from the grant date.

- - - - - - - - - -

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MER TELEMANAGEMENT SOLUTIONS LTD.

By:	/s/ Roy Hess
Roy Hess
Chief Executive Officer

Dated: May 17, 2021