Form 20-F
period 2021-12-31
SharpLink Gaming Ltd.
filed 2022-05-16
CIK 1025561

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 0-28950

SHARPLINK GAMING LTD.

Formerly Mer Telemanagement Solutions Ltd.

(Exact name of Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

333 Washington Avenue North, Suite 104, Minneapolis, Minnesota 55401

(Address of principal executive offices)

Brian Bennett (Chief Financial Officer), 612-293-0619, 333 Washington Avenue North, Suite 104,

Minneapolis, Minnesota 55041

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Name of each exchange on
Title of each class	Trading Symbol	which registered
Ordinary Shares, nominal value NIS 0.06	SBET	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 22,360,987 as of December 31, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☒ Yes ☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒

International Financial Reporting Standards as Issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by the court.

☐ Yes ☐ No

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

On July 26, 2021, Israel-based Mer Telemanagement Solutions Ltd. (“MTS”) completed the merger of its U.S. subsidiary with U.S.-based SharpLink, Inc. (the “MTS Merger”) and MTS was subsequently renamed SharpLink Gaming Ltd. (the “Company” or “SharpLink”). In connection with the closing of the MTS Merger, MTS completed a 1-for-2 reverse stock split of its ordinary shares. Subsequent to the closing of the MTS Merger, the former SharpLink, Inc. shareholders collectively owned approximately 86% of the Company (on a fully-diluted basis, including a stock option pool equal to 10% of the Company’s issued and outstanding ordinary shares on a fully-diluted and as converted basis, and including ordinary shares underlying the Company’s Preferred A-1 Shares and Preferred B Shares issued to an institutional investor in SharpLink, Inc. in consideration for its SharpLink, Inc.’s preferred stock), and prior MTS shareholders collectively owned 14% of the Company (including ordinary shares underlying warrants and options issued to MTS’s officers prior to the consummation of the SharpLink Merger).

Immediately following the closing of the MTS Merger, legacy MTS directors and officers agreed to resign, pursuant to the Merger Agreement. SharpLink, Inc. executives became officers of the Company and new members were appointed to the board of directors. The MTS Merger represents a reverse acquisition in which SharpLink, Inc. is the accounting acquirer and legacy MTS is the accounting acquiree. The Company applied the acquisition method of accounting to the identifiable assets and liabilities of legacy MTS, which were measured at estimated fair value as of the date of the business combination. Results of operations for MTS are included in the consolidated statement of operations from the acquisition date through December 31, 2021. Results of operations for SharpLink, Inc., the accounting acquirer, are included in all periods presented.

On December 31, 2021, SharpLink, through its wholly owned subsidiary FourCubed Acquisition Company, LLC, acquired certain business assets of FourCubed Management, LLC and 6t4 Company (the companies, combined “FourCubed” and, the acquisition, the “FourCubed Acquisition”) for total consideration of $6,886,523 in cash and 606,114 ordinary shares of SharpLink with an acquisition date fair value of $1,606,202. Subsequent to closing, the seller is able to earn up to an additional 587,747 ordinary shares of SharpLink by maintaining employment and meeting certain performance conditions (“Earnout”).

The Company has four operating segments: Affiliate Marketing Services – United States, Sports Gaming Client Services, Enterprise Telecom Expense Management (“TEM” or “MTS) and Affiliate Marketing Services – International (or “FourCubed”). Each operating segment is also a reportable segment. The Affiliate Marketing Services – United States segment was named Affiliate Marketing Services in 2020. The Enterprise TEM and Affiliate Marketing Services – International segments are new in 2021 as a result of the MTS Merger and FourCubed Acquisition, respectively.

The Affiliate Marketing Services – United States segment collects information on potential U.S. domiciled sports bettors, connects them with contextual sports betting content, and converts them to paying sports betting customers in exchange for either a pre-negotiated share of a sportsbook operator’s revenue, or a fixed fee from such operator. In addition, the segment provides sports betting data (e.g., betting lines) to sports media publishers in exchange for a fixed fee. SharpLink was founded in 2019. SharpLink’s corporate leadership team has more than 100 years of combined experience delivering innovative sports solutions to partners such as Turner Sports, Google, Facebook, the National Football League (NFL), the National Collegiate Athletic Association (NCAA) and the National Basketball Association (NBA), among many other iconic organizations, with executive experience at companies, which include ESPN, NBC, Sportradar, AOL, Cantor Gaming, Betfair and others.

The Sports Gaming Client Services segment provides its clients with development, hosting, operations, maintenance, and service of free-to-play games and contests. These relationships can be either software-as-service (“SaaS”) arrangements that are hosted by SharpLink and accessed through its clients’ websites or other electronic media; or software licenses that allow the client to take the software on premise. SharpLink’s Sports Gaming Client Services business was originally established in 2006 as Sports Technologies Inc. (“STI”). which was founded by its Chief Operating Officer. STI was acquired by SharpLink’s affiliate, SportsHub Games Network, Inc. (“SportsHub”), in 2016. In November 2020, SportsHub spun-off SharpLink and subsequently acquired STI in an all-stock transaction. The Company has accounted for the operations of STI beginning January 1, 2019, due to the common control nature of the merger. SharpLink’s Client Services division is based in Collinsville, Connecticut.

The Enterprise TEM segment is a global provider of solutions for telecommunications expense management, enterprise mobility management, call usage and accounting software. The segment’s TEM solutions allow enterprises and organizations to make smarter choices with their telecommunications spending at each stage of the service lifecycle, including allocation of cost, proactive budget control, fraud detection, processing of payments and spending forecasting. Headquartered in Israel, Enterprise TEM markets its solutions through wholly-owned subsidiaries in Israel, the U.S., the Netherlands and Hong Kong, as well as through distribution channels.

The Affiliate Marketing Services – International segment is an iGaming and affiliate marketing network, focused on delivering quality traffic and player acquisitions, retention and conversions to global iGaming operator partners worldwide. The Affiliate Marketing Services – International segment was formed as a result of the FourCubed Acquisition. For more than 16 years, FourCubed has provided its global iGaming operating partners with affiliate marketing services. The strategic acquisition of FourCubed brought SharpLink an industry respected operating team with decades of combined experience in conversion through affiliate marketing services and in securing highly profitable, recurring net gaming revenue contracts with many of the world’s leading iGaming companies, including Party Poker, bwin, UNIBET, GG Poker, 888 poker, betfair and others. Originally established in 2005, FourCubed’s international iGaming affiliate network, Poker Affiliate Solutions (“PAS”) is currently comprised of over 12,000 sub-affiliates and has delivered over 1.8 million referred players since it was launched in 2008 at www.pas.net.

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.

Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of their respective terms. If we filed any of these documents as an exhibit to this annual report or to any registration statement or annual report that we previously filed, you are encouraged to read these documents for a complete description of their respective terms.

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

PART 1

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable .

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A.	Reserved

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The following risks should be considered in conjunction with “Item 5. Operating and Financial Review and Prospects”, the Consolidated Financial Statements, including the notes thereto, included in this annual report, and the other risks described in the Safe Harbor Statement set forth in Item 5. These risks may affect the Company’s operating results and, individually or in the aggregate, could cause its actual results to differ materially from past and anticipated future results. The following discussion of risks may contain forward-looking statements which are intended to be covered by the Safe Harbor Statement. Except as may be required by law, the Company undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. The Company invites you to consult any further related disclosures made by the Company from time to time in materials filed with or furnished to the SEC.

Risks Related to SharpLink Gaming’s Affiliate Marketing Services – United States, Affiliate Marketing Services – International and Sports Gaming Client Services Businesses and Industry

SharpLink Gaming has a history of losses and may not be able to achieve or sustain profitability in the future.

SharpLink has a history of incurring net losses and it may not achieve or maintain profitability in the future. SharpLink experienced net losses of $55,644,135, $1,139,072 and $306,153 for the years ended December 31, 2021, December 31, 2020 and December 31, 2019, respectively. As of December 31, 2021, SharpLink had an accumulated deficit of $58,332,263. SharpLink cannot predict when or whether it will reach or maintain profitability. SharpLink also expects its operating expenses to increase in the future as it continues to invest for SharpLink future growth, which will negatively affect its results of operations if its total revenue does not increase.

If SharpLink is unable to increase its revenues or its operating costs are higher than expected, the Company may not be able to achieve profitability and its operating results may fluctuate significantly.

SharpLink may not be able to accurately forecast its revenues or future revenue growth rate. Many of its expenses, particularly personnel costs and occupancy costs, are relatively fixed, but SharpLink may experience higher than expected operating costs, including increased selling and marketing costs, investments in geographic expansion, acquisition costs, communications costs, travel costs, software development costs, professional fees and other costs. As a result, SharpLink may not be able to adjust spending quickly enough to offset any unexpected increase in expenses or revenue shortfall. Increased competition could lead to significant price pressure for the products and services SharpLink provides, which could make profitability even more challenging.

Such competition may also cause SharpLink to lose access to certain data if a third party is granted exclusivity of such data. If operating costs exceed SharpLink’s expectations and cannot be adjusted accordingly, the Company’s results of operations and financial position could be materially and adversely affected. Additionally, SharpLink may not be able to sustain its current revenue and any revenue growth. Reduced demand, whether due to a weakening of the global economy, reduction in consumer spending, competition or other reasons, may result in decreased revenues and growth, and a material adverse effect on its operating results.

SharpLink will likely require additional capital to support its growth plans and such capital may not be available on reasonable terms or at all. If SharpLink does not raise sufficient capital, it may not be able to continue as a going concern.

SharpLink will likely require significant funds to support its business growth and to respond to business challenges, track and comply with applicable laws and regulations, develop new technology and services or enhance its existing offering, improve its operating infrastructure, enhance its information security systems to combat changing cyber threats and expand personnel to support its business. Accordingly, SharpLink may need to engage in equity or debt financings to secure additional funds. SharpLink’s ability to obtain additional capital, if and when required, will depend on the Company’s business plans, investor demand, operating performance, market conditions, credit rating and other factors. If SharpLink raises additional funds by issuing equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of the Company’s currently issued and outstanding equity or debt, and its existing shareholders may experience dilution. If SharpLink is unable to obtain additional capital when required, or on reasonable terms, SharpLink’s ability to continue to support its business growth or to respond to business opportunities, challenges or unforeseen circumstances could be materially and adversely affected, and it may be unable to continue as a going concern. SharpLink’s financial statements included in this report have been prepared assuming that the Company will continue as a going concern and do not include any adjustment to reflect the possible future effects on the recoverability and classification of assets, or the amounts and classification of liabilities that may result if the Company does not continue as a going concern.

SharpLink’s indebtedness could adversely affect its business.

As of March 31, 2022, SharpLink had approximately $3.3 million of long term indebtedness. The Company may also incur additional indebtedness in the future. The Company’s indebtedness could have adverse consequences, including:

●	making it more difficult to satisfy the Company’s financial obligations,

●	limiting the Company’s ability to compete and its flexibility in planning for, or reacting to, changes in its business and the industry in which it operates, and

●	limiting the Company’s ability to borrow additional funds for working capital, capital expenditures, acquisitions and general corporate or other purposes.

SharpLink’s debt service obligations require it to use a portion of its operating cash flow to pay interest and principal on indebtedness instead of for other corporate purposes, including funding future expansion of the business, acquisitions, and ongoing capital expenditures, which could impede the Company’s growth. If the Company’s operating cash flow and capital resources are insufficient to service its debt obligations, the Company may be forced to sell assets, seek additional equity or debt financing or restructure its debt, which could harm its long-term business prospects. SharpLink’s failure to comply with the covenants contained in the terms of its indebtedness could result in an event of default which, if not cured or waived, could result in the acceleration of the debt.

COVID-19 adversely affected SharpLink’s business, financial condition, results of operations and prospects, including as a result of the reduction in the quantity of global sporting events, closures or restrictions on business operations of SharpLink’s clients and a decrease in consumer spending, and it may continue to experience such effects in the future.

The worldwide outbreak of COVID-19 in early 2020 negatively affected economic conditions regionally as well as globally and caused a reduction in consumer spending. Efforts to contain the effect of the virus included business closures, travel restrictions, and restrictions on public gatherings and events. Many businesses eliminated non-essential travel and canceled in-person events to reduce instances of employees and others being exposed to public gatherings. Governments around the world, including governments in Europe and state and local governments in the U.S., restricted business activities and strongly encouraged, instituted orders or otherwise restricted individuals from leaving their home. To date, governmental authorities imposed or recommended various measures, including social distancing, quarantine, limitations on the size of gatherings, closures of work facilities, schools, public buildings and businesses, and cancellation of events, including sporting events, concerts, conferences and meetings. The suspension, postponement and cancellation of sporting events affected by COVID-19 had an adverse impact on the progression of SharpLink’s overall business plan and its revenue and the revenue of its clients.

Although many sports seasons and sporting events recommenced in 2021, the fluidity of this situation, potential for virus variants and potential setbacks associated therewith precludes any prediction as to the ultimate impact of COVID-19, which remains a material uncertainty and risk with respect to SharpLink’s business, performance, and financial results. The revenue of its clients, and its own revenue, continue to depend on sports events taking place and consumer participation and spending on entertainment and leisure activities, and any further setbacks with respect to COVID-19 could have a material adverse effect on its business, financial condition, results of operations and prospects.

SharpLink’s sports betting conversion solution is still in the early stage of development and commercialization. Failure to successfully develop, test and commercially expand such service offering could have a material adverse effect on its business, financial condition, results of operations and prospects.

SharpLink’s Affiliate Marketing Services – United States and its sports betting conversion solution, known as C4, is critical to its overall business strategy and its ability to achieve and maintain profitability. While SharpLink’s sports betting conversion solution has been launched, it is still in the early stages of development, has had only limited functionality testing and development, and is commercialized with only one sportsbook and with bets that have been generally limited to American football and auto racing. Successful development and testing depend on a number of circumstances, many of which are not in SharpLink’s control, including without limitation, the ability to attract and retain developers, the interest of third-parties in pilot testing or early adoption and the response to any unexpected errors or issues.

In addition, even if development and testing of the SharpLink C4 solution is generally successful, there can be no assurance that the Company will be able to sell such service to prospective clients on commercially reasonable terms, if at all. If SharpLink is unable to successfully develop and test the C4 solution to work seamlessly with other sportsbooks and media organizations on a wide variety of sports and bet types, or if SharpLink’s sports betting conversion solution fails to attract clients on commercially reasonable terms and/or meet client expectations, the Company may not experience any meaningful commercial success with respect to its C4 betting conversion solution, which would materially and adversely affect its business, financial condition, results of operations and prospects.

SharpLink relies on relationships with sports leagues, sports media organizations and sportsbooks and loss of existing relationships or failure to renew or expand existing relationships may cause loss of a competitive advantage or require SharpLink to modify, limit or discontinue certain offerings, which could materially and adversely affect its business, financial condition, results of operations and prospects.

SharpLink relies on relationships with sports leagues, sports media organizations and sports betting bookmakers, and the future success of its business may depend, in part, on its ability to obtain, retain and expand such relationships. SharpLink’s arrangements with sports leagues, sports media organizations and sportsbooks may not continue to be available to the Company on commercially reasonable terms, or at all. In addition, the industries SharpLink operates in are highly competitive. It is common for multiple competitors to provide services to clients simultaneously and SharpLink expects this to continue. In the event that SharpLink loses existing arrangements or cannot renew and expand existing arrangements, it may be required to discontinue or limit its offerings or services, which could materially and adversely affect its financial condition and business operation.

SharpLink operates in a competitive market and may lose clients and relationships to both existing and future competitors.

The markets for sports data-related solutions and marketing services are competitive and rapidly changing. The sports betting and sports media industries are particularly competitive and fast growing. Competition in these markets may increase further if economic conditions or other circumstances, including as a result of COVID-19, cause consumer bases and consumer spending to decrease and service providers to compete for fewer consumer resources. SharpLink’s existing and future competitors have, or may in the future have or obtain, greater name recognition, larger customer bases, better technology or data, lower prices, exclusive or better access to data, greater user traffic or greater financial, technical or marketing resources than SharpLink has. SharpLink’s competitors may be able to undertake more effective marketing campaigns, obtain more data, adopt more aggressive pricing policies, make more attractive offers to potential employees, subscribers, sports betting operators, sports leagues, sports media organizations, distribution partners and content providers or may be able to respond more quickly to new or emerging technologies or changes in user requirements. If SharpLink’s competitors develop technology before it does, its business and profitability could be materially and adversely affected. If SharpLink is unable to maintain or develop relationships with sports leagues, sports media organizations and sportsbooks, the Company’s revenues will fail to grow or may even decline, in each case having a material adverse effect on its business, financial condition, results of operations and prospects.

SharpLink’s revenue prospects may be materially and adversely affected if the Company is unable to acquire companies with complementary technology or that operate in the same or complementary industries, and any such acquisition efforts may divert management’s attention from other critical activities.

SharpLink may seek to grow revenue in part through acquisition of companies with similar or complementary technology or that operate in similar or complementary industries. The market for acquisitions is highly competitive and subject to several factors, including without limitation, general economic conditions and tax or other regulatory changes. Furthermore, acquisitions require a significant amount of management time and resources, both in terms of execution and integration of any acquisition target. In addition, SharpLink’s competitors have been and may continue to also pursue acquisitions and have or may have better capital resources than SharpLink, stronger name recognition in the acquisition market and a longer history of successful transactions. SharpLink’s revenue prospects may be materially and adversely affected if SharpLink is unable to make successful acquisitions. Further, pursuing such activities may divert attention from other critical activities of its business plan, such as development, testing and commercialization of products and services.

SharpLink’s business may be materially and adversely affected if it is unable to keep pace with or adapt to rapidly changing technology, evolving industry standards and changing regulatory requirements, or if SharpLink does not invest in product development and provide services that are attractive to its clients.

SharpLink’s future business and financial success will depend on its ability to continue to anticipate the needs of its clients or potential clients in order to successfully introduce new and upgraded products and services and to successfully implement its current and future geographic and product expansion plans. To be successful, SharpLink must be able to quickly adapt to changes in technology, industry standards and regulatory requirements by continually enhancing its technology, services and solutions. Developing new services and upgrades to services, as well as integrating and coordinating current services, imposes burdens on its product development team, management and researchers. These processes are costly and time intensive, and its efforts to develop, integrate and enhance its products and services may not be successful. In addition, successfully scaling up and launching and selling a new or upgraded product or service puts additional strain on its sales and marketing resources. Investing resources towards increasing the depth of its coverage within existing markets imposes additional burdens on its personnel and capital resources. If SharpLink is unable to manage its expansion efforts effectively, in obtaining greater market share or in obtaining widespread adoption of its current or future products and services, SharpLink may not be able to offset the expenses associated with the launch and marketing of the new or upgraded service, which could have a material adverse effect on its financial results.

If SharpLink is unable to develop new or upgraded products and services or decides to combine, shift focus from, or phase out a product or service, then its clients may choose a competitive product or service over SharpLink, its revenues may decline, and its ability to achieve or maintain profitability may be reduced. If SharpLink incurs significant costs in developing new or upgraded services or combining and coordinating existing services, if the Company is not successful in marketing and selling these new services or upgrades, or if its clients fail to accept these new or combined and coordinating services, then there could be a material adverse effect on SharpLink’s results of operations and it may never achieve profitability. If SharpLink eliminates or phases out a service and is not able to offer and successfully market and sell an alternative service, its revenue may decrease, which could have a material adverse effect on its results of operations.

The loss or significant reduction in business from one or more of SharpLink’s large clients could materially and adversely affect its business, financial condition and results of operations.

A material portion of SharpLink’s revenue is concentrated in some of its largest clients, and SharpLink does not have long-term contracts that require these clients to continue to use its services. SharpLink’s revenue growth depends on its ability to obtain new clients and achieve and sustain a high level of renewal rates with respect to its existing clients. Failure to achieve one or more of these objectives could have a material adverse effect on its business, financial condition and operating results.

SharpLink’s operations are subject to seasonal fluctuations that may impact results of operations and cash flow.

Although the sporting calendar is year-round, there is seasonality in sporting events that may impact its operations and operations of sports leagues, sports media organizations and sports betting bookmakers. Certain sports only hold events during portions of the calendar year, such as the NFL, which plays games in the fall and winter months. Sports off-seasons cause decreases in SharpLink’s revenues and revenues of its clients, and factors such as playoffs, championships or similar events are unknown and may not yield consistent sources of revenue for SharpLink and its clients. Further, SharpLink’s revenue and the revenue of its clients may also be affected by the scheduling of major sporting events that do not occur annually, such as the Olympics or World Cup, or the cancellation or postponement of sporting events and races, such as postponements resulting from the COVID-19 pandemic. Such fluctuations and uncertainties may have a material adverse effect on its financial condition or results of operation.

SharpLink’s business and operating results and operating results of its clients and vendors may be significantly impacted by general economic, political and social conditions, pandemics, wars or terrorist activity, severe weather events and other natural disasters, and the health of the sports, entertainment and sports betting industries.

SharpLink’s business and operating results and the business and operating results of its clients and vendors are subject to global economic conditions and their impact on levels of consumer spending. Economic recessions have had, and may continue to have, far reaching adverse consequences across many industries, including the global sports, entertainment and sports betting industries, and may have a material adverse effect on its business and financial condition and the business and financial condition of its clients and vendors. If the U.S. or international economies experience another recession or any of the relevant regional or local economies suffer a continued downturn, SharpLink may experience a material adverse effect on its business, financial condition, results of operations and prospects.

Adverse developments affecting financial markets and economies throughout the world, including fluctuation in stock markets resulting from, among other things, trends in the economy as a whole, a general tightening of availability of credit, decreased liquidity in certain financial markets, increased interest rates, foreign exchange fluctuations, increased energy costs, acts of war or terrorism, transportation disruptions, severe weather events and other natural disasters, declining consumer confidence, sustained high levels of unemployment or significant declines or volatility in stock markets, as well as concerns regarding pandemics, epidemics and the spread of contagious diseases, may further reduce spending on sporting events, sports betting and marketing services and may negatively affect the sports, entertainment and sports betting industries. Any one of these developments could have a material adverse effect on SharpLink’s business, financial condition, results of operations and prospects.

We depend on a limited number of customers for a substantial portion of our FourCubed revenue, and the loss of customers, unfavorable changes to terms in customer contracts or unfavorable changes in the markets served by our customers due to geopolitical, regulatory or other facts could materially and adversely affect our revenue, profitability and financial condition.

FourCubed generates revenue by delivering a broad base of players to gaming operators, which are our customers. The loss of any of our key operators, or a significant reduction in sales or contracted rates to any key operator, or unfavorable changes in contracts with operators due to geopolitical, regulatory or other factors, could significantly reduce our revenue, margins and earnings and adversely affect our business. Entain plc, an operator, is our largest customer, comprising greater than 85%of FourCubed revenue for the years ended December 31, 2020 and 2019. The contract with this customer requires a nominal notice period to terminate the contract. If notice were provided, our revenues would decline from then-current net gaming revenue rates to approximately one-third the then-current rate. The impact to gross margin percentage would be a similar reduction to that of revenue percentage as we pay our sub-affiliates based on a percentage of the then-current net gaming revenue and any reduction in our revenue would be a corresponding reduction in our cost of revenue. This customer also has the unilateral right to cease offering services in the markets in which it operates which would result in the loss of revenue to us. In response to a removal of service offerings in various markets, FourCubed has the ability to market its user base to other operators who continue to offer service to the various markets. If we are required to change service providers, we expect to incur switching costs which could include lost revenues during the transition period and additional player promotions to incentive players to migrate to a new platform once the platform previously used is no longer available.

SharpLink’s recruitment and retention of qualified personnel and key employees, including members of its senior management team, are vital to growing its business and meeting its business plans. The loss of any of its key executives or other key employees could harm its business.

SharpLink depends on a limited number of key employees to manage and operate its business. SharpLink believes a significant portion of its success is owed to its co-founders, Rob Phythian and Chris Nicholas, and their longstanding relationships with sports leagues, sports media companies and fantasy sports companies. The leadership of Mr. Phythian, Mr. Nicholas, and SharpLink’s other current executive officers and key employees has been critical and the departure of Mr. Phythian, Mr. Nicholas, or any one of its other executive officers or other key employees, or other extended or permanent loss of any of their services, or any negative market or industry perception with respect to any of them or their loss, could have a material adverse effect on its business. SharpLink may not be able to attract or retain such highly qualified personnel in the future, and SharpLink does not expect that it would be able to replace their longstanding industry relationships. In addition, the loss of employees or the inability to hire qualified personnel that are knowledgeable regarding the sports betting and online gaming industries could result in significant disruptions to its business, and the integration of replacement personnel could be time-consuming and expensive and cause additional disruptions to its business. The sports betting and online gaming industries require specific knowledge that is not easily transferable from other industries and finding suitable replacements for specialized roles can be challenging in a limited talent pool. The tight labor market has also made hiring more difficult and the costs of hiring more expensive, including for technical workers. If SharpLink does not succeed in attracting, hiring, and integrating qualified personnel, or retaining and motivating existing personnel, it may be unable to grow effectively and its business, financial condition, results of operations and prospects could be materially and adversely affected. In addition, the effects of inflation of compensation and related employee costs may have a material adverse effect on our financial condition and results of operations.

Risks Related to Legal Matters and Regulations Affecting the SharpLink Business

SharpLink and its clients are subject to complex laws and regulations, which are subject to change and interpretation, and which could subject it to claims or otherwise harm SharpLink and its clients. Any change in existing regulations or their interpretation, or the regulatory climate and requirements applicable to SharpLink or its clients’ businesses, could have a material adverse impact on its business, prospects, financial condition and results of operations.

SharpLink and its clients are generally subject to laws and regulations relating to sports betting, online gaming, marketing and advertising in the jurisdictions in which SharpLink and its clients conduct their respective businesses, as well as the general laws and regulations that apply to all e-commerce and online businesses, such as those related to privacy and personal information, tax and consumer protection. The laws and regulations applicable to SharpLink and its clients vary from one jurisdiction to another and may be affected by, among other things, political pressures and changes in legislative or governmental priorities. Some jurisdictions have introduced regulations attempting to restrict or prohibit sports betting, online gaming and advertising, while others have taken the position that sports betting or online gaming should be licensed and regulated and have adopted or are in the process of considering legislation and regulations to enable sports betting or online gaming in their jurisdictions.

There can be no assurance that legally enforceable legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to SharpLink’s business and/or the business of its clients. In addition, future regulatory action, court decisions or other governmental action may have a material impact on SharpLink and/or its clients’ operations and financial results. Governmental authorities could view SharpLink, or its clients, as having violated applicable laws or regulations, despite SharpLink or its clients’ efforts to obtain and maintain all applicable licenses or approvals. There are also risks that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities or incumbent providers, or private individuals, could be initiated against SharpLink, its clients, Internet service providers, payment processors, advertisers and others involved in sports betting and online gaming industries. Changes in applicable law and other regulatory, court or other proceedings could prohibit or impose significant restrictions being imposed upon SharpLink or its clients or other business partners. These events could also involve substantial and unexpected compliance and litigation expense, penalties, fines, seizure of assets and injunctions, while diverting the attention of SharpLink’s management team. Any such proceedings or any change in laws or regulations or their interpretation applicable to SharpLink or its clients could have a material adverse effect on its business, prospects, financial condition and results of operations.

Failure to obtain or maintain the required regulatory approvals and licenses in the various jurisdictions that SharpLink operates or intends to operate, whether individually or collectively, could have a material adverse effect on its business.

SharpLink is currently licensed and compliant in 13 U.S. state jurisdictions that have adopted legislation permitting online sports betting. Any of the Company’s licenses to operate legally in the industry could be revoked, suspended or conditioned at any time. Any of SharpLink’s future license applications may also be denied or conditioned. The loss of a license in one jurisdiction could trigger the loss of a license or affect the Company’s eligibility for such a license in another jurisdiction, and any of such losses, or potential for such loss, could cause SharpLink to cease offering some or all of the Company’s offerings in the impacted jurisdictions. As laws and regulations change, SharpLink may need to obtain and maintain licenses or registrations in additional jurisdictions. In addition, once licensed, SharpLink may be subject to various ongoing requirements, including supervision by the respective governmental agency of certain transfers of ownership and acquisitions.

In addition, SharpLink intends to expand into new jurisdictions and will generally be required to obtain approval and licensures required by such states and jurisdictions. This is a time-consuming process that can be extremely costly. Any delays in obtaining or difficulty in maintaining regulatory approvals or licenses needed for expansion can negatively affect its opportunities for growth, including the growth of its client base, or delay its ability to recognize revenue from its offerings in any such jurisdictions. If SharpLink is unable to effectively develop and operate directly or indirectly within these new jurisdictions or if its competitors are able to successfully penetrate geographic jurisdictions that they cannot access or where they face other restrictions, there could be a material adverse effect on its business, operating results and financial condition. Likewise, SharpLink’s failure to obtain or maintain the required regulatory approvals and licenses in the various jurisdictions that it operates or intend to operate, whether individually or collectively, could have a material adverse effect on its business, prospects, financial condition and results of operations.

The legal sports betting market in the United States may not continue to expand.

The legal sports betting market in the United States has increased significantly in recent years after the U.S. Supreme Court’s 2018 ruling that the federal restrictions on sports betting under the Professional and Amateur Sports Protection Act of 1992, or PASPA, were no longer enforceable, thus giving individual states the power to legalize sports betting. SharpLink’s growth strategy significantly depends on additional states legalizing sports betting. However, additional states may not adopt laws allowing sports betting as SharpLink’s management team expects. Moreover, states that have legalized sports betting may eliminate, narrow, or otherwise detrimentally changed their laws allowing legal sports betting. A failure for the legal sports betting market to expand or a contraction of the market would have a material adverse effect on SharpLink’s business, prospects, financial condition and results of operations.

SharpLink’s collection, storage and use of personal data are subject to applicable data protection and privacy laws, and any failure to comply with such laws may harm its reputation and business or expose SharpLink to fines and other enforcement action.

In the ordinary course of business, SharpLink collects, stores, uses and transmits certain types of information that are subject to different laws and regulations. In particular, data security and data protection laws and regulations relating to personal and consumer information that SharpLink is or may become subject to often vary significantly by jurisdiction and are evolving significantly as legislators and regulators continue to grapple with policy considerations surrounding the collection and use of data. Compliance with such data protection and privacy laws will require significant time and expense, particularly as SharpLink continues to expand its business across multiple jurisdictions.

For example, California has enacted the California Consumer Privacy Act, or CCPA, which became effective on January 1, 2020. The CCPA requires new disclosures to California consumers, imposes new rules for collecting or using information, requires companies to comply with data subject access and deletion requests, and affords California consumers new abilities to opt out of certain disclosures of personal information. It remains unclear what, if any, regulations will be implemented pursuant to the law or how it will be interpreted. The Stop Hacks and Improve Electronic Data Security Act, otherwise known as the SHIELD Act, is a New York State bill, the data protection portions of which became effective on March 23, 2020. The SHIELD Act requires companies to adopt reasonable safeguards to protect the security, confidentiality, and integrity of private information. A company should implement a data security program containing specific measures, including risk assessments, employee training, vendor contracts, and timely data disposal. The effects of the CCPA and the SHIELD Act potentially are significant and may require SharpLink and its clients to modify data collection or processing practices and policies and to incur substantial costs in an effort to comply.

In addition, the new EU-wide General Data Protection Regulation, or GDPR, became applicable on May 25, 2018, replacing the data protection laws of each EU member state. The GDPR implemented more stringent operational requirements for processors and controllers of personal data, including, for example, expanded disclosures about what and how personal information is to be used, limitations on retention of information, increased requirements to erase an individual’s information upon request, mandatory data breach notification requirements and higher standards for data controllers to demonstrate that they have obtained valid consent from individuals to process their personal data (or reliance on another appropriate legal basis) for certain data processing activities. It also significantly increased penalties for noncompliance, including where the Company may act as a data processor.

Although SharpLink continues to review and improve its policies and procedures with respect to data protection and privacy to ensure compliance with applicable laws, rules and regulations, if SharpLink’s privacy or data security measures fail to comply with applicable current or future laws and regulations, SharpLink may be subject to fines, litigation, regulatory investigations, enforcement notices requiring it to change the way it uses personal data or its marketing practices or other liabilities, such as compensation claims by individuals affected by a personal data breach, as well as negative publicity and a potential loss of business. Compliance with data protection and privacy laws and regulations will become more complex, time intensive and costly as SharpLink grows, particularly when it begins to rely on the movement of data across national boundaries.

SharpLink may face claims for data rights infringement, which could subject it to monetary damages.

Although SharpLink has generally adopted measures to avoid potential infringement of third-party data rights in the course of its operations, ownership of certain data rights is not always clear in certain jurisdictions SharpLink may operate in, particularly in “gray” jurisdictions which are presently unregulated or partially regulated. Should SharpLink face claims for illegal data rights sources or should SharpLink inadvertently infringe on another company’s data rights in any jurisdiction, SharpLink could be subject to claims of infringement, which could be time consuming and expensive to litigate or settle, divert the attention of management and materially disrupt the conduct of SharpLink’s business, and SharpLink may not prevail. Any such clams, which could include a claim for injunctive relief and damages, if successful, could have a material adverse effect on its business, prospects, financial condition and results of operations.

The operation of SharpLink’s Affiliate Marketing Services – International segment are in non-U.S. jurisdictions, which subjects the Company to the economic, political, regulatory and other risks of international operations.

SharpLink conducts business in numerous countries that carry high levels of currency, political, compliance and economic risk. Operations in these countries can present many risks, including volatility in gross domestic product and rates of economic growth, financial and governmental instability, fluctuations of currency exchange rates, and the imposition of exchange and capital controls.

Instability and uncertainties arising from the global geopolitical environment and the evolving international and domestic political, regulatory and economic landscape, including the potential for changes in global trade policies, including sanctions and trade barriers, and trends such as populism, economic nationalism and negative sentiment toward multinational companies, as well as the cost of compliance with increasingly complex and often conflicting regulations worldwide, can impair the Company’s flexibility in modifying its product offerings, marketing, hiring or other strategies for growing its businesses, as well as its ability to improve productivity and maintain acceptable operating margins.

The United States and other countries may implement actions, including trade actions, tariffs, export controls, and sanctions, against other countries or localities, including potentially against certain Russian government, government-related or other entities or individuals related to actions in Ukraine, which along with any retaliatory measures could increase costs, adversely affect our operations, or adversely affect our ability to meet contractual and financial obligations. In addition, in connection with the current status of international relations with Russia, particularly in light of Russian’s invasion of Ukraine, the U.S. government has adopted sanctions on certain industry sectors and parties in Russia. The governments of other jurisdictions in which the Company operates, such as the European Union, may also implement additional sanctions or other restrictive measures. These potential sanctions and export controls, as well as any responses from Russia, could adversely affect us and/or the Company’s supply chain, business partners or customers.

While these factors and their impact are difficult to predict, any one or more of them could have a material adverse effect on our competitive position, results of operations, financial condition or liquidity.

SharpLink has acquired, and in the future may acquire, other businesses, and SharpLink’s business may suffer if it is unable to successfully integrate acquired businesses into the Company or otherwise manage the growth associated with multiple acquisitions.

As part of its business strategy, SharpLink has made, and intends to continue to make, acquisitions as opportunities arise to add new or complementary businesses, products, brands or technologies, including the recent FourCubed Acquisition. In some cases, the costs of the Company’s acquisitions may be substantial, including as a result of professional fees and due diligence efforts. There is no assurance that the time and resources expended on pursuing a particular acquisition will result in a completed transaction, or that any completed transaction will ultimately be successful. In addition, SharpLink may be unable to identify suitable acquisition or strategic investment opportunities or may be unable to obtain any required financing or regulatory approvals, and therefore may be unable to complete such acquisitions or strategic investments on favorable terms, if at all.

SharpLink may decide to pursue acquisitions with which its investors may not agree, and SharpLink cannot assure investors that any acquisition or investment will be successful or otherwise provide a favorable return on investment. In addition, acquisitions and the integration thereof require significant time and resources and place significant demands on Company management, as well as on our operational and financial infrastructure. In addition, if SharpLink fails to successfully close transactions or integrate new teams, or integrate the products and technologies associated with these acquisitions into the Company, the Company’s business could be seriously harmed. Acquisitions may expose the Company to operational challenges and risks, including:

●	the ability to profitably manage acquired businesses or successfully integrate the acquired businesses’ operations, personnel, financial reporting, accounting and internal controls, technologies and products into the Company’s business;

●	increased indebtedness and the expense of integrating acquired businesses, including significant regulatory, administrative, operational, economic, and geographic challenges in managing and integrating the expanded or combined operations;

●	entry into jurisdictions or acquisition of products or technologies with which SharpLink has limited or no prior experience, and the potential of increased competition with new or existing competitors as a result of such acquisitions

●	diversion of management’s attention and the over-extension of the Company’s operating infrastructure and management systems, information technology systems, and internal controls and procedures, which may be inadequate to support growth;

●	the ability to fund the Company’s capital needs and any cash flow shortages that may occur if anticipated revenue is not realized or is delayed, whether by general economic or market conditions, or unforeseen internal difficulties; and\

●	the ability to retain or hire qualified personnel required for expanded operations.

The Company’s acquisition strategy may not succeed if it is unable to remain attractive to target companies or expeditiously close transactions. Moreover, issuing ordinary or preferred shares, or other securities, to fund an acquisition would cause economic dilution to existing shareholders.

SharpLink has begun the process of redomestication to become a U.S. company, which, if completed, would subject the Company to additional risks.

The Company has filed a Registration Statement on Form S-4 (the “Registration Statement”) to redomesticate from Israel to the US state of Delaware and intends to continue the process following the filing of this report. Risks related to the redomestication are described in more detail in the Registration Statement and include:

●	greater SEC reporting obligations, and a related increase in legal and accounting expenses, as a US domestic issuer;

●	anti-takeover provisions in the governing documents that will be operable following the redomestication that may allow us to prevent an acquisition of the Company that may be considered favorable by shareholders;

●	limitations on indemnification obligations of the Company’s directors and officers for actions taken in relation to the Company under our governing documents and Delaware law; and

●	the establishment of Delaware courts as exclusive forum for certain claims by shareholders involving the Company.

Moreover, we have made investments, and will continue to make investments, in the redomestication process, and we may be unable to complete the process of redomestication to Delaware.

Risks Related to the Technology, Intellectual Property and Infrastructure of SharpLink’s Business

SharpLink’s failure to protect or enforce its proprietary and intellectual property rights, including SharpLink’s unregistered intellectual property, and the costs involved in such protection and enforcement, could harm its business, financial condition, results of operations and prospects.

SharpLink relies on trademark, trade secret, confidentiality and other intellectual property protection laws to protect its rights. Circumstances outside SharpLink’s control could pose a threat to its intellectual property rights. Effective intellectual property protection may not be available in the U.S. or other countries in which SharpLink intends to operate its business. Also, the efforts SharpLink has taken to protect its intellectual property rights may not be sufficient or effective, and any significant impairment of its intellectual property rights could harm its business or ability to compete. For example, it may not always have been possible or commercially desirable to obtain registered protection for SharpLink’s products, software, databases or other technology and, in such situations, SharpLink rely on laws governing protection of unregistered intellectual property rights, confidentiality and/or contractual exclusivity of and to underlying data and technology to prevent unauthorized use by third parties.

As such, if SharpLink is unable to protect its proprietary offerings via relevant laws or contractual exclusivity, technology and features, competitors may copy them. Additionally, protecting intellectual property rights is costly and time-consuming. Any unauthorized use of SharpLink’s intellectual property or disclosure of its confidential information or trade secrets could make it more expensive to do business, thereby harming its operating results. Furthermore, if SharpLink is unable to protect its intellectual property rights or prevent unauthorized use or appropriation by third parties, the value of its brand and other intangible assets may be diminished, and competitors may be able to mimic its product offerings and services more effectively. Any of these events could seriously harm SharpLink’s business, financial condition, results of operations and prospects.

SharpLink currently does not hold any patents, which means its technology, products and services are susceptible to copying. The fact that the Company does not currently hold any patents also means third parties may claim patent rights over SharpLink’s technology, products and services and may bring infringement proceedings in respect of the same. Any pending and future trademark or patent applications may not be approved. In any of these cases, SharpLink may be required to expend significant time and expense to prevent infringement of or to enforce its rights, and the Company may fail to enforce its rights which may have a material adverse effect on its business. Notwithstanding SharpLink’s intellectual property rights, there can be no assurance that others will not offer products or services that are substantially similar to SharpLink’s and compete with its business.

SharpLink may face claims for intellectual property infringement, which could subject it to monetary damages or limit SharpLink in using some of its technologies or providing certain solutions.

Although SharpLink has generally adopted measures to avoid potential infringement of third-party intellectual property rights in the course of its operations, SharpLink may not be successful in ensuring all components of its solutions have proper authorization. Additionally, the legal position in all jurisdictions in relation to the ownership and permitted use of sports data and databases is subject to change. This area may receive additional focus in the U.S. after the overturning of federal restrictions on sports betting under PASPA, thus giving individual states the power to legalize sports betting.

SharpLink cannot be certain that its current uses of data from publicly available sources (including third-party websites) or otherwise, which are not known to infringe or misappropriate third-party intellectual property today, will not result in claims for infringement or misappropriation of third-party intellectual property in the future. Intellectual property infringement claims or claims of misappropriation against SharpLink could subject it to liability for damages and restrict it from providing solutions or require changes to certain solutions and technologies. Claims of infringement or misappropriation of a competitor’s or other third-party’s intellectual property rights, regardless of merit, could be time consuming and expensive to litigate or settle, divert the attention of management and materially disrupt the conduct of its business, and it may not prevail. Any such clams, which could include a claim for injunctive relief and damages, if successful, could have a material adverse effect on its business, prospects, financial condition and results of operations.

SharpLink relies on information technology and other systems and platforms, including its data center, Amazon Web Services and certain other third-party platforms. Failures, errors, defects or disruptions therein could diminish SharpLink’s brand and reputation, subject it to liability, disrupt its business, affect its ability to scale its technical infrastructure and have a material adverse effect on its operating results and growth prospects. SharpLink’s product offerings and other software applications and systems, and certain third-party platforms that SharpLink uses could contain undetected errors or errors that the Company fails to identify as material.

SharpLink’s technology infrastructure, including Amazon Web Services and certain other third-party platforms, is critical to the performance of its product and service offerings and its client satisfaction. Consequently, SharpLink may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of its direct control. The performance and availability of Amazon Web Services with the necessary speed, data capacity and security for providing reliable access and services can affect the delivery, availability, and performance of its services. Decisions by the owners and operators of the data centers where its cloud infrastructure, Amazon Web Services, is deployed to terminate its contracts, discontinue services to SharpLink, shut down operations or facilities, increase prices, change service levels, limit bandwidth or prioritize the traffic of other parties could also affect the delivery, availability and performance of its services.

SharpLink devotes significant resources to network and data security to protect its systems and data. However, its systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to its business. SharpLink cannot assure you that absolute security will be provided by the measures it takes to: prevent or hinder cyber-attacks and protect its systems, data and user information; to prevent outages, data or information loss and fraud; and to prevent or detect security breaches. Such measures include a disaster recovery strategy for server and equipment failure, back-office systems and the use of third parties for certain cybersecurity services. SharpLink may experience website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. To date, such disruptions have not had a material impact on SharpLink, individually or in the aggregate; however, future disruptions from unauthorized access to, fraudulent manipulation of, or tampering with its computer systems and technological infrastructure, or those of third parties, could result in a wide range of negative outcomes, each of which could have a material adverse effect on its business, financial condition, results of operations and prospects.

Additionally, SharpLink’s service and product offerings may contain errors, bugs, flaws or corrupted data that it has not detected, and these defects may become apparent only after their launch and could result in a vulnerability that could compromise the security of its systems. Additionally, SharpLink has detected certain errors, bugs and flaws in its product and service offerings, and have judged them to be immaterial. If SharpLink has misjudged the materiality of such errors, bugs and flaws, SharpLink’s business could be harmed. If a particular product offering is slower than SharpLink expects, clients may be unable to use its product and services offerings as desired and may be less likely to continue to use its product and services offerings, if at all. Furthermore, programming errors, defects and data corruption could disrupt its operations, adversely affect the experience of its clients and their customers, harm its reputation, cause its clients to stop utilizing its product and service offerings, divert its resources or delay market acceptance of its product and service offerings, any of which could result in legal liability to it or harm its business, financial condition, results of operations and prospects. Insufficient business continuity management could diminish its brand and reputation, subject it to liability, disrupt its business and adversely affect its operating results and growth prospects, and failure of planned availability and continuity solutions and disaster recovery when activated in response to an incident could result in system interruptions and degradation of service.

As SharpLink continues to grow and expand its business, SharpLink will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy its needs. Such infrastructure expansion may be complex, and unanticipated delays in completing these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of SharpLink’s product and service offerings. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may become evident only after SharpLink has started to fully use the underlying equipment or software, that could further degrade the user experience or increase its costs. As such, SharpLink could fail to continue to effectively scale and grow its technical infrastructure to accommodate increased demands. In addition, a lack of resources (e.g., hardware, software, personnel and service providers) could result in an inability to scale its services to meet business needs, system interruptions, degradation of service or operational mistakes. SharpLink’s business also may be subject to interruptions, delays or failures resulting from adverse weather conditions, other natural disasters, power loss, terrorism, cyber-attacks, public health emergencies (such as the COVID-19 pandemic) or other catastrophic events.

SharpLink believes that if its clients or their customers have a negative experience with respect to its product and service offerings, or if SharpLink’s brand or reputation is negatively affected, clients may be less inclined to continue or resume utilizing its product and service offerings or to recommend its product and service offerings to other potential clients. As such, a failure or significant interruption in its service could harm its reputation, its business, financial condition, results of operations and prospects.

Despite SharpLink’s security measures, its information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disruption of its operations and the services it provides to clients, damage to its reputation, and a loss of confidence in its products and services, each of which could adversely affect its business, financial condition, results of operations and prospects.

The secure maintenance and transmission of information is a critical element of SharpLink’s operations. SharpLink’s information technology and other systems that maintain and transmit information, or the systems of third-party service providers and business partners, may be compromised by a malicious third-party penetration of its network security, or the network security of a third-party service provider or business partner, or impacted by intentional or unintentional actions or inactions by its employees, or the actions or inactions of a third-party service provider or business partner. As a result, SharpLink’s information may be lost, disclosed, accessed or taken without consent. SharpLink has experienced attempts to breach its systems and other similar incidents in the past. The data industry is a particularly popular target for malware attacks. SharpLink expects that it will continue to be subject to attempts to gain unauthorized access to or through its information systems or those it develops for its clients, including phishing attacks by computer programmers and hackers who may develop and deploy viruses, worms or other malicious software programs. To date these attacks have not had a material impact on SharpLink’s operations or financial results, but it cannot provide assurance that it will not have a material impact in the future, including by overloading its systems and network and preventing SharpLink’s product offering from being accessed by legitimate users through the use of ransomware or other malware.

SharpLink relies on encryption and authentication technology licensed from third parties in an effort to securely transmit confidential and sensitive information. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. In addition, websites are often attacked through compromised credentials, including those obtained through phishing and credential stuffing. SharpLink’s security measures, and those of its third-party service providers, may not detect or prevent all attempts to breach its systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by its websites, networks and systems; or that SharpLink or such third parties otherwise maintain, including certain confidential information, which may subject the Company to fines or higher transaction fees or limit or terminate its access to such confidential information. SharpLink and such third parties may not anticipate or prevent all types of attacks until after they have already been launched. Further, techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against SharpLink or its third-party service providers.

Furthermore, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by SharpLink’s employees or by third parties. In addition, any party which is able to illicitly obtain a user’s password could access the user’s transaction data or personal information, resulting in the perception that SharpLink’s systems are insecure. These risks may increase over time as SharpLink increases the number of clients and the complexity and number of technical systems and applications SharpLink and its employees use. Breaches of its security measures or those of its third-party service providers or cybersecurity incidents may result in: unauthorized access to its sites, networks and systems; unauthorized access to and misappropriation of information, including personally identifiable information, or the other confidential or proprietary information of SharpLink or third parties; viruses, worms, spyware, ransomware or other malware being served from SharpLink’s sites, networks or systems; deletion or modification of content or the display of unauthorized content on SharpLink’s sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; or litigation, regulatory action and other potential liabilities. In addition, the sports betting and online gaming industries have experienced and may continue to experience social engineering, phishing, malware and similar attacks and threats of denial-of-service attacks. To date, SharpLink has not experienced a security breach material to its business; however, such breaches could in the future have a material adverse effect on its operations. If any of these breaches of security should occur and be material, SharpLink’s reputation and brand could be damaged, its business may suffer, it could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and SharpLink could be exposed to a risk of loss, litigation or regulatory action and possible liability. SharpLink cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. Actual or anticipated attacks may cause SharpLink to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

Any compromise or breach of SharpLink’s security measures, or those of its third-party service providers, could violate applicable privacy, data protection, data security, network and information systems security and other laws and cause significant legal and financial exposure, adverse publicity and a loss of confidence in its security measures, which could have a material adverse effect on its business, financial condition, results of operations and prospects. SharpLink continues to devote significant resources to protect against security breaches or it may need to in the future to address problems caused by breaches, including notifying affected users and responding to any resulting litigation, which in turn, diverts resources from the growth and expansion of its business.

SharpLink uses third-party open source software components and failure to comply with the terms of the underlying open-source software licenses could restrict its ability to provide its product and service offerings.

SharpLink uses software components licensed to it by third-party authors under “open source” licenses, which SharpLink refers to as Open Source Software. Use and distribution of Open Source Software may entail greater risks than use of third-party commercial software, as licensors of Open Source Software generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the licensed code. In addition, the public availability of Open Source Software may make it easier for others to compromise SharpLink’s product and service offerings.

Some licenses for Open Source Software contain requirements that SharpLink makes available source code for modifications or derivative works that SharpLink creates, or grants other licenses to its intellectual property, if SharpLink uses such Open Source Software in certain ways. If SharpLink combines its proprietary software with Open Source Software in a certain manner, it could, under certain licenses for Open Source Software, be required to release the source code of its proprietary software to the public. This would allow SharpLink’s competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of its competitive advantages. Alternatively, to avoid the public release of the affected portions of SharpLink’s source code, it could be required to expend substantial time and resources to re-engineer some or all of its proprietary software.

Although SharpLink periodically reviews its use of Open Source Software to avoid subjecting its product and service offerings to conditions SharpLink does not intend, the terms of many licenses for Open Source Software have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on SharpLink’s ability to provide or distribute its product or service offerings. From time to time, there have been claims challenging the ownership of Open Source Software against companies that incorporate Open Source Software into their solutions. SharpLink could be subject to lawsuits by parties claiming ownership of what it believes to be Open Source Software. Moreover, SharpLink cannot assure you that its processes for controlling its use of Open Source Software in its product and service offerings will be effective. If SharpLink is held to have breached or failed to fully comply with all the terms and conditions of an Open Source Software license, SharpLink could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing its product and service offerings on terms that are not economically feasible, to find replacement software, to discontinue or delay the provision of its product and service offerings if replacement cannot be accomplished on a timely basis or to make generally available, in source code form, its proprietary software, any of which could have a material adverse effect on its business, financial condition, results of operations and prospects.

Risks Related to Ownership of SharpLink’s Ordinary Shares

SharpLink has identified a material weakness in its internal control over financial reporting which, if not timely remediated, may adversely affect the accuracy and reliability of the Company’s financial statements, and the Company’s reputation, its business, and the price of its common stock, as well as lead to a loss of investor confidence in the Company.

SharpLink is required to maintain internal control over financial reporting and disclosure controls and procedures in order to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its consolidated financial statements for external purposes in accordance with GAAP. SharpLink’s internal controls over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. As described in Item 15, “Controls and Procedures,” SharpLink determined that it had a material weakness in its accounting for options and warrants during the year ended December 31, 2021. For a full discussion of the material weakness, please see Item 15, “Controls and Procedures.”.

The material weaknesses identified did not result in a restatement of our audited and unaudited consolidated financial statements or disclosures for any prior period previously reported by the Company. Until the Company fully remediates the weakness, it may be more difficult for the Company to report results accurately and on time and the Company. The implementation of new procedures and internal controls or modifying the Company’s existing processes and controls may require significant time to complete and may require the hiring of additional staff and advisory firms which could be costly and distract management from other activities. While the Company is working to address its internal control over financial reporting, the Company cannot be certain that its efforts will be successful or that the Company will be able to maintain adequate controls over its financial processes and reporting in the future. Any difficulties or delays in implementing these controls could impact the Company’s ability to timely report its financial results and ability to provide its investors with information in a timely manner. The Company expects to incur additional audit fees related to incremental procedures performed, and the Company may see a decline in its stock price due to reduced investor confidence.

Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur undetected, and it is possible that additional significant deficiencies or material weaknesses in the Company's internal control over financial reporting may be identified in the future. Any failure of the Company’s internal controls could result in material misstatements in its consolidated financial statements, significant deficiencies, material weaknesses, costs, failure to timely meet its periodic reporting obligations, incremental audit fees and further erosion of investor confidence. It would also adversely affect the results of periodic management evaluations and could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flow.

If SharpLink fails to maintain compliance with NASDAQ’s continued listing requirements, its shares may be delisted from the NASDAQ Capital Market.

To continue to be listed on the NASDAQ Capital Market, SharpLink needs to satisfy a number of conditions, including a minimum closing bid price per share of $1.00 for 30 consecutive business days and shareholders’ equity of at least $2.5 million. On April 22, 2022, SharpLink announced that it had received a NASDAQ Staff determination letter indicating that it has failed to comply with the continued listing requirement that it maintain a minimum of $35 million of market value of listed securities or meeting an alternative minimum standard. While the Company believes that it meets the alternative standard and will demonstrate it through the filing of this Form 20-F with the Company's financial statements for the year ended December 31, 2021, NASDAQ will continue to monitor the Company's ongoing compliance with its continued listing standards and, if in the future, the Company fails to evidence compliance, the Company's Ordinary Shares may be subject to delisting. If the Company's Ordinary Shares are delisted from NASDAQ, trading in the Ordinary Shares would be conducted on a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

Sales of a substantial number of shares of SharpLink in the public market by its existing shareholders could cause the Company’s share price to decline.

Sales of a substantial number of shares of the Company in the public market, including shares that may be issued upon the conversion of preferred shares or warrants, or the perception that these sales might occur, could depress the market price of the Company's Ordinary Shares and could impair its ability to raise capital through the sale of additional equity securities. SharpLink is not able to predict the effect that sales may have on the prevailing market price of the combined company’s securities.

There is a limited trading market for the Company's Ordinary Shares, which may make it difficult for investors to sell their Ordinary Shares.

Although the Company's Ordinary Shares are currently listed on the NASDAQ Capital Market, there is limited trading volume in the Company's Ordinary Shares. The limited trading volume may make it difficult for investors to find a purchaser for their Ordinary Shares on terms they deem favorable. The Company cannot assure investors that the trading volume in its Ordinary Shares will increase.

Future sales and issuances of SharpLink’s ordinary shares or other securities or rights to purchase ordinary shares by SharpLink, including pursuant to its equity incentive plans, and future issuances or adjustments in connection with preferred shares or warrants previously issued by the Company to an institutional investor, could result in additional dilution of the percentage ownership of SharpLink shareholders and could cause its share price to decline.

SharpLink is not generally restricted from issuing additional shares of ordinary shares or preferred shares that are included in SharpLink’s authorized but unissued share capital, including any securities that are convertible into or exchangeable for, or that represent the right to receive, such shares. The market price of SharpLink’s ordinary shares could decline as a result of sales of shares or securities that are convertible into or exchangeable for, or that represent the right to receive, shares of its capital stock or the perception that such sales could occur.

SharpLink expects that additional capital will be needed in the future to continue its planned operations and growth and to fund the costs associated with operating as a public company. To the extent SharpLink raises additional capital by issuing equity or convertible securities, SharpLink’s existing shareholders may experience substantial dilution. SharpLink may sell ordinary shares, convertible securities or other equity securities in one or more transactions at prices and in a manner determined from time to time by its Board of Directors. If SharpLink sells ordinary shares, convertible securities or other equity securities, investors may be materially diluted. Such sales may also result in material dilution to its existing shareholders, and new investors could gain rights superior to its existing shareholders.

If securities or industry analysts do not publish research or publish unfavorable research about SharpLink’s business, its share price and trading volume could be adversely affected.

The trading market for SharpLink’s securities will depend in part on the research and reports that securities or industry analysts publish about SharpLink. SharpLink may never obtain sufficient research coverage by securities and industry analysts. If no sufficient securities or industry analysts commence coverage of SharpLink, the trading price for SharpLink’s shares could be negatively impacted. If SharpLink obtains sufficient securities or industry analyst coverage and if one or more of the analysts who cover SharpLink downgrades its shares or publishes inaccurate or unfavorable research about SharpLink’s business, its share price would likely decline. If one or more of these analysts ceases coverage of SharpLink or fails to publish reports regularly, demand for its shares could decrease, which could cause its share price and trading volume to decline.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on its share price.

Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC will require an annual management assessment of the effectiveness of SharpLink’s internal control over financial reporting. If SharpLink fails to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC. If SharpLink cannot in the future favorably assess the effectiveness of its internal control over financial reporting, investor confidence in the reliability of its financial reports may be adversely affected, which could have a material adverse effect on its share price.

SharpLink does not anticipate paying any cash dividend on SharpLink’s ordinary shares in the foreseeable future.

SharpLink expects to retain all available funds and any future earnings to fund the development and growth of its business. As a result, capital appreciation, if any, of SharpLink’s ordinary shares will be its shareholders’ sole source of gain for the foreseeable future.

Risks Related to the MTS Business and Industry

MTS has a history of losses and may not be able to achieve or sustain profitability in the future.

MTS has incurred operating losses in each of the past seven years and may not regain profitability in the future. The Company will need additional funding to address operating expenses. If SharpLink is unable to provide necessary funding, MTS may be forced to reduce or eliminate certain of its operations.

MTS’s Telecom Expense Management (TEM) business has seen a decline in annual revenues and may not be able to reverse this trend in the future.

MTS derives a significant portion of its revenue from TEM call accounting solutions, whose revenues have declined in recent years. The operating expenses associated with our TEM business are mostly fixed expenses. If our TEM call accounting revenues continue to decline, our operating results will be adversely affected. Our semi-annual and annual results have fluctuated significantly in the past and are likely to continue fluctuating in the future.

MTS faces intense competition and its failure to compete successfully will make it difficult for us to add and retain customers and would impede the growth of the TEM business.

The TEM market is highly fragmented, competitive and rapidly evolving. MTS competes with large multi-national communications providers, technology services companies, large independent software vendors, other independent technology and outsourced service providers selling TEM solutions. The intensity of competition in the TEM market has resulted in pricing pressure as the market has developed. We expect the intensity of competition to increase in the future as existing competitors develop their capabilities and as new companies enter the market. Some of these competitors may offer telecommunications expense management as part of a broad outsourced offering for mobile communications services. Increased competition could result in additional pricing pressure, reduced sales, shorter term lengths for customer contracts, lower margins or the failure of our solution to achieve or maintain broad market acceptance. If MTS is unable to compete effectively, it will be difficult for it to maintain its pricing rates and add and retain customers, and its business, financial condition and results of operations will be harmed.

Some of our actual and potential competitors may enjoy competitive advantages over MTS, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. As a result, MTS’s competitors may be able to respond more quickly than it can to new or changing opportunities, technologies, standards or customer requirements or devote greater resources to the promotion and sale of their products and services than we can.

If MTS fails to effectively manage and develop its strategic relationships with its channel partners, which include business telephone system manufacturers, vendors and distributors, or if those third parties choose not to market and sell its solutions, MTS’s operating results would suffer.

The successful implementation of MTS’s strategic goals is dependent in part on strategic relationships with its channel partners to offer its solutions to a larger customer base than it can reach through its current direct sales and marketing efforts.

MTS’s success depends in part on the ultimate success of its channel partners and their ability to market and sell MTS’s solutions. Some of these third parties have previously entered, and may in the future enter, into strategic relationships with MTS’s competitors. Further, many of MTS’s channel partners have multiple strategic relationships and they may not regard MTS as significant to their businesses. MTS’s channel partners may terminate their respective relationships with us, pursue other partnerships or relationships, or attempt to develop or acquire products or services that compete with our solutions. Our channel partners also may interfere with our ability to enter into other desirable strategic relationships. If MTS is unable to manage and develop its strategic relationships, we may have to devote substantially more resources to the distribution, sales and marketing of MTS’s solutions, which would increase our costs and decrease our earnings.

If MTS is unable to continue to access its customers’ communications billing and usage data from communications carriers, the value of its solutions could be impaired.

Some of the features of the solutions that MTS offers depend on its ability to obtain certain communications billing and usage data from its customers’ communications carriers. If one or more communications carriers were to prohibit their customers from providing MTS with this information, it could impair the functionality of MTS’s solutions, which would reduce their value. Such impairment could impact MTS’s ability to compete, increase its expenses and reduce its sales, any of which would have an adverse effect on our results of operations.

Because MTS collects and recognizes revenue over the terms of its customer agreements, the lack of customer renewals or new customer agreements may not be immediately reflected in its operating results.

MTS collects and recognizes revenue from its customers over the terms of their customer agreements with them. As a result, the aggregate effect of a decline in new or renewed customer agreements in any one quarter would not be fully recognized in MTS’s revenue for that quarter and would negatively affect its revenue in future quarters. Consequently, the aggregate effect of significant downturns in sales of its solutions would not be fully reflected in our results of operations until future periods.

MTS’s long-term success depends, in part, on its ability to expand the sales of its solution to customers located outside of the United States, and thus its business is susceptible to risks associated with international sales and operations.

MTS currently operates in Israel, the U.S., the Netherlands and Hong Kong. Operating in multiple international jurisdictions subject MTS to certain risks including continued geographic localization of its solutions; lack of familiarity with and unexpected changes in foreign regulatory requirements; longer accounts receivable payment cycles and difficulties in collecting accounts receivable; challenges in integrating our software with multiple country-specific billing or communications support systems for international customers; fluctuations in currency exchange rates; potentially adverse tax consequences, including the complexities of foreign value added or other tax systems and restrictions on the repatriation of earnings, if any; the burdens of complying with a wide variety of foreign laws and legal standards; increased financial accounting and reporting burdens and complexities; and political, social and economic instability abroad, terrorist attacks and security concerns in general.

Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability.

The loss of key personnel or an inability to attract and retain additional personnel may impair MTS’s ability to grow its business.

MTS is highly dependent upon the continued service and performance of its management team and key technical and sales personnel. The replacement of these individuals likely would involve expenditure of significant time and financial resources, and their loss might significantly delay or prevent the achievement of MTS’s business objectives.

MTS also faces intense competition for qualified individuals from numerous technology, software and communications companies. Its ability to achieve significant revenue growth will depend, in large part, on its success in recruiting, training and retaining sufficient numbers of personnel to support its growth. New hires may require significant training and may take significant time before they achieve full productivity. If MTS’s recruiting, training and retention efforts are not successful or do not generate a corresponding increase in revenue, its business will be harmed.

Item 4.	Information on the Company

A.	History and Development of the Company

MTS was incorporated as a public limited liability company under the laws of the State of Israel in December 1995. The Company operates under such law and associated legislation of an Israeli business. In July 2021, MTS completed a merger between New SL Acquisition Corp., its wholly owned subsidiary, and SharpLink, Inc. (the “MTS Merger”). In the MTS Merger, SharpLink, Inc. was treated as the acquirer for accounting purposes because, among other reasons, its pre-merger shareholders held a majority of the outstanding shares of the Company immediately following the merger. After the merger, the Company changed its name from Mer Telemanagement Solutions Ltd. to SharpLink Gaming Ltd. and its NASDAQ ticker symbol from MTSL to SBET.

Founded in 2019 and headquartered in Minneapolis, Minnesota, SharpLink is a leading online technology company that connects sports fans, leagues and sports websites to relevant and timely sports betting and iGaming content. SharpLink uses proprietary, intelligent, online conversion technology to convert sports fans into sports bettors for licensed, online sportsbook operators. SharpLink’s intelligent C4 Sports Betting Conversion technology, which is deployed by the Affiliate Marketing Services – United States segment, delivers and determines the best sportsbook betting offers and experience for each identified user. Using sophisticated, AI-enabled behavioral modeling and tracking technologies, and by analyzing user’s past and present behaviors, we serve sports fans with personalized betting offers specifically tied to each fan’s favorite sports, teams and players. Additionally, through its Sports Gaming Clients Services segment, SharpLink specializes in helping sports media companies develop strategies, products and innovative solutions to drive deep customer engagement with highly interactive sports games and mobile applications. SharpLink is run by industry veterans with several successful exits in the sports gaming and iGaming sectors.

SharpLink also continues to operate the MTS business, which provides solutions for telecommunications expense management (“TEM”) including enterprise mobility management software, usage and accounting software and contact center software. Headquartered in Israel, MTS owns and operates wholly owned subsidiaries in the United States, Hong Kong and the Netherlands – MTS IntegraTRAK, Inc., MTS Asia Ltd and Bohera B.V., respectively – which act as marketing and customer service organizations in those countries.

On December 31, 2021, in a combination cash and stock transaction, SharpLink acquired certain assets of FourCubed, including FourCubed’s iGaming and affiliate marketing network, known as PAS.net. For more than 16 years, provided its global iGaming operating partners with affiliate marketing services. The strategic acquisition of FourCubed brought SharpLink an industry respected operating team with decades of combined experience in conversion through affiliate marketing services and in securing highly profitable, recurring net gaming revenue contracts with many of the world’s leading iGaming companies, including Party Poker, bwin, UNIBET, GG Poker, 888 poker, betfair and others. Originally established in 2005, FourCubed’s international iGaming affiliate network, Poker Affiliate Solutions (“PAS”) is currently comprised of over 12,000 sub-affiliates and has delivered over 1.8 million referred players since it was launched in 2008 at www.pas.net.

Capital Expenditures and Divestitures

For a description, including the amount invested, of the Company’s principal capital expenditures (including interests in other companies) for the years ended December 31, 2021, 2020 and 2019, see “Item 5. B. Liquidity and Capital Resources – Capital Expenditures.”

For a description of the Company’s principal divestitures for the years ended December 31, 2021, 2020 and 2019, see “Item 5.A. Operating Results.”

On December 31, 2021, SharpLink Gaming Ltd., through its wholly owned subsidiary FourCubed Acquisition Company, LLC, acquired certain business assets of FourCubed Management, LLC and 6t4 Company (the companies, combined “FourCubed” and, the acquisition, the “FourCubed Acquisition”) for total consideration of $6,886,523 in cash and 606,114 ordinary shares of SharpLink Gaming Ltd. with an acquisition date fair value of $1,606,202. Consideration of $6,195,000 was paid on the date of closing, $130,000 plus repayment of cash acquired of $311,523 is due within 45 days after closing and $250,000 is due within 6 months after closing and subject to indemnity claims. Subsequent to closing, the seller is able to earn up to an additional 587,747 ordinary shares of SharpLink Gaming Ltd. by maintaining employment and meeting certain performance conditions (“Earnout”). The Company’s obligation to issue and deliver the Earnout Shares is subject to the achievement of certain milestones relating to the development of the sellers’ technologies and revenue and gross margin targets, as described in the FourCubed Asset Purchase Agreement. The Shares are subject to a lock-up period pursuant to which none of the Shares may be sold or otherwise transferred for a period of six months following their issuance, and only 25% of the Shares may be resold or transferred each month thereafter.

More Information

The SEC maintains and Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, found at www.sec.gov. The Company’s SEC filings can be found there and on the Company’s website, found at www.sharplink.com.

B.	Business Overview

The Company has four operating segments: Affiliate Marketing Services – United States, Sports Gaming Client Services, Enterprise Telecom Expense Management (“TEM”) and Affiliate Marketing Services – International. Each operating segment is also a reportable segment. The Affiliate Marketing Services – United States segment was named Affiliate Marketing Services in 2020. The Enterprise TEM and Affiliate Marketing Services – International segments are new in 2021 as a result of the MTS Merger and FourCubed Acquisition, respectively.

The Affiliate Marketing Services – United States segment collects information on potential U.S. domiciled sports bettors, connects them with contextual sports betting content, and converts them to paying sports betting customers in exchange for either a pre-negotiated share of a sportsbook operator’s revenue, or a fixed fee from such operator. In addition, the segment provides sports betting data (e.g., betting lines) to sports media publishers in exchange for a fixed fee. SharpLink was founded in 2019, and its corporate leadership team has more than 100 years of combined experience delivering innovative sports solutions to partners such as Turner Sports, Google, Facebook, the National Football League (NFL), the National Collegiate Athletic Association (NCAA) and the National Basketball Association (NBA), among many other iconic organizations, with executive experience at companies which include ESPN, NBC, Sportradar, AOL, Cantor Gaming, Betfair and others.

The Sports Gaming Client Services segment provides its clients with development, hosting, operations, maintenance and service of free-to-play games and contests. These relationships can be either software-as-service (“SaaS”) arrangements that are hosted by SharpLink and accessed through its clients’ websites or other electronic media; or software licenses that allow the client to take the software on premise. SharpLink’s current Sports Gaming Client Services business was originally established in 2006 as Sports Technologies Inc., or STI, which was founded by its Chief Operating Officer. STI was acquired by SharpLink’s affiliate company, SportsHub, in 2016. In November 2020, SportsHub spun-off SharpLink and subsequently acquired STI in an all-stock transaction. The Company has accounted for the operations of STI beginning January 1, 2019, due to the common control nature of the merger. SharpLink’s Client Services division is based in Collinsville, Connecticut.

The Enterprise TEM segment is a global provider of solutions for telecommunications expense management, enterprise mobility management, call usage and accounting software. The segment’s TEM solutions allow enterprises and organizations to make smarter choices with their telecommunications spending at each stage of the service lifecycle, including allocation of cost, proactive budget control, fraud detection, processing of payments and spending forecasting. Headquartered in Israel, Enterprise TEM markets its solutions through wholly-owned subsidiaries in Israel, the U.S., the Netherlands and Hong Kong, as well as through distribution channels.

The Affiliate Marketing Services – International segment is an iGaming and affiliate marketing network, focused on delivering quality traffic and player acquisitions, retention and conversions to global iGaming operator partner worldwide. The Affiliate Marketing Services – International segment was formed as a result of the FourCubed Acquisition. For more than 16 years, FourCubed has provided its global iGaming operating partners with affiliate marketing services. The strategic acquisition of FourCubed brought SharpLink an industry respected operating team with decades of combined experience in conversion through affiliate marketing services and in securing highly profitable, recurring net gaming revenue contracts with many of the world’s leading iGaming companies, including Party Poker, bwin, UNIBET, GG Poker, 888 poker, betfair and others. Originally established in 2005, FourCubed’s international iGaming affiliate network is currently comprised of over 12,000 sub-affiliates and has delivered over 1.8 million referred players since it was launched in 2008 at www.pas.net.

SharpLink’s Businesses

Affiliate Marketing Services – United States

The Affiliate Marketing Services – United States segment collects information on potential U.S. domiciled sports bettors, connects them with contextual sports betting content, and converts them to paying sports betting customers in exchange for either a pre-negotiated share of a sportsbook operator’s revenue, or a fixed fee from such operator. In addition, the segment provides sports betting data (e.g., betting lines) to sports media publishers in exchange for a fixed fee. Founded in 2019, SharpLink’s corporate leadership team has more than 100 years of combined experience delivering innovative sports solutions to partners such as Turner Sports, Google, Facebook, the National Football League (NFL), the National Collegiate Athletic Association (NCAA) and the National Basketball Association (NBA), among many other iconic organizations, with executive experience at companies such as ESPN, NBC, Sportradar, AOL, Cantor Gaming, Betfair and others.

Over the last three years, SharpLink has developed and launched its sports betting conversion solution, branded as “C4.” The Company is authorized to provide sports betting conversion solutions and affiliate marketing services in 13 U.S. jurisdictions, where online sports betting has been legalized. These jurisdictions include Colorado, Illinois, Iowa, Montana, New Hampshire, New Jersey, New York, Oregon, Pennsylvania, Tennessee, West Virginia, Wyoming and Washington, D.C. SharpLink is also in the later stages of the licensing process in four additional U.S. states, which include Arizona, Louisiana, Michigan and Virginia.

The Company’s C4 technology was specifically created to analyze a broad base of information on sports fans, intelligently learn from this data and deliver the most advanced targeting solutions to the sports betting market. SharpLink’s technologies and solutions eliminate the need for multiple Application Programming Interface, or API, integrations with individual sportsbooks and work with SharpLink’s clients’ existing sports data providers to make their sites fully-transactional betting online destinations. SharpLink’s platform gains insight on the strongest markets from deep learning across the entire network in order to deliver the right message to the right person at the right time. As such, SharpLink provides technological solutions for its clients that can generate significant additional revenue streams while reducing the need for building internal development and integration teams.

For instance, SharpLink created a fully-contextualized experience within the Daily Fantasy Sports and High Stakes Fantasy Football games of its affiliate, SportsHub Games Network. The contextual bet placements allowed users to become acclimated to new betting opportunities without leaving their fantasy team environment. This resulted in exponentially higher conversion rates versus ads previously run, and a snowball momentum effect for response rates as the season progressed. With a deep product and service suite and the ability to develop custom solutions for its partners, SharpLink is actively pioneering its C4 sports betting conversion solution and onboarding services to enable next-generation connections between league content, media properties and sportsbooks. With these integrated solutions that connect, cultivate, and convert passionate sports fans to sports bettors, SharpLink seeks to deliver entertainment, fun, and meaningful information alongside rich, resonating content to further connect sports fans with sports betting opportunities that specifically appeal to their unique betting preferences.

Additionally, SharpLink created and seamlessly integrated a C4-enabled custom live betting module on the homepage of NASCAR.com, geo-targeting NASCAR.com users with multiple betting opportunities for each weekly race within an intuitive platform. Through integration of the C4 sports betting conversion solution, NASCAR succeeded at providing its audience with a weekly, dynamic, real-time betting experience and gained revelatory insights abouts its fans. As a result, in August 2021, NASCAR expanded its relationship with SharpLink to provide for multiple new features and betting opportunities served to NASCAR fans through the end of the 2021 racing season. With the launch of NASCAR’s 2022 racing season, SharpLink was again contracted by NASCAR to engage SharpLink’s C4 sports betting conversion technology to drive deeper user engagement and conversion of NASCAR fans to sports bettors. For the first five weeks of the 2022 season, SharpLink reported that the integrated C4 solution resulted in a measurable improvement in the conversion of race fans to sports betting depositors with BetMGM. More specifically, SharpLink is featuring a BetMGM bet slip module on NASCAR.com’s home page that incorporates C4 bet recommendation algorithms in states where online sports betting has been legalized. Once a NASCAR fan clicks on the bet slip, a BetMGM promotional offer is provided to the potential bettor. When comparing fan engagement metrics for the first five weeks of the 2022 NASCAR racing season to the entire 2021 racing season averages, the results reflected that: i) the percentage of NASCAR fans who engaged with promotional offer was 9.2%; ii) the percentage of NASCAR fans who registered with BetMGM after landing increased 72%; iii) the percentage of NASCAR fans who deposited with BetMGM after landing was 152% higher; and iv) the percentage of NASCAR fans who became qualified depositors with BetMGM rose 225%.

Sports Gaming Client Services

SharpLink’s Sports Gaming Client Services division designs, develops, tests, hosts and manages games for a licensing fee. SharpLink also integrates sports betting markets for major league and media clients for a licensing fee.

SharpLink’s experience and expertise in both free-to-play fantasy games and sports betting make it easy for its clients to reach their users in multiple ways, from traditional fantasy games to full geo-targeted betting integrations.

SharpLink also holds long-standing free-to-play game development agreements with several of the biggest names in sports, including Turner Sports, NASCAR, NBA, NHL, NFL and PGA TOUR. SharpLink is also currently pursuing new business arrangements with some of the top professional sports leagues, teams and media companies in the United States.

SharpLink’s Sports Gaming Client Services division specializes in helping sports media companies and league operators develop strategies, products and innovative solutions to drive deep, sustainable customer engagement with highly interactive games and mobile applications.

Enterprise Telecom Expense Management (“TEM”)

Enterprise TEM is a provider of solutions for telecommunications expense management, call accounting and contact center software through the MTS business. Its TEM suite helps organizations reduce operational expenses, improve productivity and optimize networks and services associated with communications networks and information technology. More specifically, MTS’s TEM suite is a solution that assists organizations to reduce their telecom and cloud spending, manage their IT assets, bill internal and external customers and monitor the quality of service of their telecom and cloud networks. MTS’ call accounting and TEM solutions are offered either as a perpetual license or as a managed service.

MTS’s TEM suite enables IT managers and finance teams to monitor, control and save IT and communication expenses by utilizing the following features and functions:

●	Invoice Management – provides enterprises with a simplified and automated tool for monitoring, managing, verifying and routing invoices for payment or correction. Invoice items originate from various sources, which include the telecommunication service provider, the devices used such as calling cards, mobile lines, landlines and circuits, as well as services and equipment provided. MTS’ TEM solution provides an analysis of all invoice data against the agreement between the enterprise and the service provider, real device usage, online inventory, as well as additional equipment or services. This reduces overhead costs caused by invoice and contract discrepancies, disputes and errors.

●	UC&C Analytics (eXsight) - Collection of call data records, Instant messaging, app sharing, video, presence information directly from the UC&C provider, including rates and pricing of calls, serviceability, employee productivity and generation of insights.

Additional features and functions of MTS’ TEM suite include asset management, cable management, private calls management, quality of service, contact center analysis, provision engine, VOIP quality of service, proactive alerts, tenant resale, work order management, procurement management and cloud expense management.

The MTS business unit also provides services, including its proprietary Map-to-Win service, which is a strategic consulting approach for its TEM solution. Map-to-Win enables organizations to effectively align their business goals with their people, processes and technology investments to assure that their expense management initiatives will be successful. MTS’ proprietary Map-to-Win/ approach ensures that proven business processes are used to define both the customer’s and our responsibilities during setup and implementation. This enables our customers to maximize any process improvement opportunities and ensures that nothing is overlooked during this process.

In addition, MTS offers consulting services for its TEM solution, which are designed to assist companies to develop a strategic telecom plan that is right for their needs and to address their tactical requirements as they scale. MTS’s consulting services work closely with internal IT/telecom and finance teams to ensure a successful TEM solution from start to finish. MTS’s TEM consultants support every stage of the TEM lifecycle, using best-practices-based analysis and processes to help leverage the customers’ internal processes and technology. MTS’s consulting services include invoice and inventory audit and recovery; contract negotiation and strategic sourcing; discovery and road mapping services; process diagnosis and solution design; wireless optimization; and creation and implementation of IT governance, risk and compliance policies.

Affiliate Marketing Services – International

The Affiliate Marketing Services – International segment is an iGaming and affiliate marketing network, focused on delivering quality traffic and player acquisitions, retention and conversions to global iGaming operator partner worldwide. The Affiliate Marketing Services – International segment was formed as a result of the FourCubed Acquisition. For more than 16 years, FourCubed has provided its global iGaming operating partners with affiliate marketing services. The strategic acquisition of FourCubed brought SharpLink an industry respected operating team with decades of combined experience in conversion through affiliate marketing services and in securing highly profitable, recurring net gaming revenue contracts with many of the world’s leading iGaming companies, including Party Poker, bwin, UNIBET, GG Poker, 888 poker, betfair and others. Originally established in 2005, FourCubed’s international iGaming affiliate network is currently comprised of over 12,000 sub-affiliates and has delivered over 1.8 million referred players since it was launched in 2008 at www.pas.net. FourCubed earns advertising commissions from online gambling sites for connecting individuals to the sites. FourCubed is compensated for delivery of users to online gambling sites through a cost per acquisition model (CPA) or revenue share model.

SharpLink’s Business Model and Growth Strategy

SharpLink’s management believes the Company is well positioned to help established sports brands connect with the sports betting ecosystem, maximizing user engagement, data insights and monetization. The following is a summary of SharpLink’s business model and growth strategy.

C4 Sports Betting Conversion Solution

SharpLink’s management believes that its proprietary C4 sports betting conversion solution is what differentiates the Company from others competing for share of the emerging U.S. sports betting market. C4 is an artificial intelligence-enabled behavioral modeling technology that connects users with real-time, personalized betting offers. C4 stands for “Collect, Connect, Convert and Capitalize.” This technology enables sports media publishers, leagues and teams to capitalize on opportunities to exponentially scale their sports betting revenue channels by collecting and analyzing behavioral insights on their online users. C4 replaces generic banner ads and buttons and has proven to produce significantly higher conversion rates of fantasy sports players and general sports fans to sports bettors at significantly lower costs.

SharpLink’s C4 solution allows it to make most websites fully transactional betting sites without having to build internal teams to engineer custom technical integrations that cost time and money. Once implemented, SharpLink’s C4 technology identifies the relevant sport, teams and players and then matches a user’s personal data to establish a relationship with a sportsbook before it serves a betting offer. Through its relationships with multiple sportsbook partners, SharpLink manages constantly changing betting markets and displays bets best matched to the content and the user.

As an example, if a sports fan is on a sports-related website and SharpLink learns as a result of their online patterns that they like football, they are a fan of the Kansas City Chiefs and their favorite player is Patrick Mahomes II, then SharpLink’s technology, in conjunction with the online bookmakers, can offer this sports fan a bet that Mahomes will throw a touchdown on the first drive of the second half in that afternoon’s game. This bet offer would have more relevance to this specific sports fan than if they were offered a bet on Joe Burrow of the Cincinnati Bengals scoring a touchdown on the first drive of his respective game. These customized, contextual offers are generated automatically and dynamically and are embedded within website content for frictionless activation, thereby removing the need for ongoing maintenance and parsing of each sportsbook in order to automate the delivery of real-time creative across multiple channels.

SharpLink’s management believes that this level of customized, user-relevant bets gives its technology a competitive advantage in the market and will allow SharpLink to convert more sports fans into sports bettors, thereby increasing revenue for both itself and its partners.

Sports Betting Data Services

As part of its C4 sports betting conversion technology, SharpLink works closely with a wide range of industry leading sportsbooks to ingest, normalize, and monitor their betting markets; and then provides an API to give partners near real-time access to the latest betting markets and their prices. Additionally, SharpLink manages the ongoing updates to these APIs and markets, removing the technical pain point of changing and evolving specifications in a fast-moving industry. Every market ingested from a sportsbook is presented with additional market metadata enabling partners to quickly cross-reference similar markets across different operators and removing the need for them to parse and map new and changing market names for each sportsbook. Every betting market is also cross-referenced to the relevant sporting entity, allowing SharpLink’s clients to access every market for Patrick Mahomes II, for example, in just one API call. SharpLink’s technologies remove the need for developers to parse and understand these sporting relationships across multiple sports, instead enabling them to leverage existing data sources, such as Sportradar, to automatically select the right markets.

SharpLink’s Sports Betting Data Services are currently being licensed by NASCAR and the PGA TOUR. Several other major league and media companies are in active discussions to license SharpLink’s betting data services and looking forward, SharpLink’s management expects this service offering could provide the basis for implementing full affiliate relationships when the market matures.

Free-To-Play Games Development

Through its Sports Gaming Client Services division, SharpLink specializes in enabling sports media companies to drive deep customer engagement with interactive games and mobile applications. SharpLink designs, develops, tests, hosts and manages these games and applications for a licensing fee. SharpLink has established relationships with Turner Sports, NASCAR, NBA, NHL, NFL and PGA TOUR; and is pursuing new business arrangements with some of the top professional sports leagues and media companies in the U.S. In 2021, SharpLink supported more than 2.5 million active users with 41 total projects launched across its partners web properties. SharpLink’s long-term strategy is to leverage these relationships to integrate and bundle its C4 sports betting conversion solution to maximize conversion of users from free-to-play to sports betting.

SharpLink’s Sales and Revenue

SharpLink derives revenue from several sources, including:

●	Software-as-a-Service (“SaaS”) Fees: SharpLink enters into fee-based contracts for the development, hosting, operations and maintenance of games and contests (Sports Gaming Client Services) and telecom expense management (Enterprise TEM). These contracts generally provide for a term of one year, with renewal terms thereafter as agreed to by the parties.

●	Revenue Share: On revenue share agreements, SharpLink receives a portion of the revenues that a partner sportsbook or affiliate iGaming operator generates as a result of a player playing on their site.

●	Cost Per Acquisition: On cost per acquisition, or CPA, agreements, SharpLink receives a one-time fee for each player who deposits money on the partner sportsbook and iGaming operator website. The fee is negotiated with each of SharpLink’s partner sportsbook and iGaming operators at the time of contracting.

●	Fixed Fees: SharpLink receives a fixed fee in exchange for providing sports betting data (e.g. betting lines) feeds to its client.

●	License: Enterprise TEM licenses the rights to use its software products directly to end users and indirectly through resellers and operating equipment managers, who are considered end users.

●	Maintenance and Managed Services: Enterprise TEM provides managed services, such as maintenance, support and training to customers.

Growth Opportunities

SharpLink intends to utilize multiple levers for growth with existing clients, as well as ongoing client and partner acquisition strategies, as follows:

●	Growth of U.S. Sports Betting Market. SharpLink’s growth prospects depend in large part on continuing legalization of sports betting across the United States. As of January 2022, 32 U.S. states and Washington, D.C. have legalized sports betting – and 19 states permit mobile sports betting with one or more sportsbooks. This legalization trend is expected to continue. SharpLink also has a forward-looking gaming licensing strategy. SharpLink already has been cleared by gaming regulators in 12 U.S. states and Washington, D.C. and plans to ultimately be licensed as required in all states that legalize sports betting.

●	Technology and Product Development. Continued development in the breadth of SharpLink’s technology and services means that it expects to expand the number of partners it works with, as well as the number of products it offers to existing and new clients. SharpLink believes this will enable the Company to further build long-term, sticky relationships with its partners.

●	Strategic Acquisitions. SharpLink intends to seek acquisition opportunities that it believes will provide long-term value to its shareholders. While a primary area of focus is expected to be on smaller, complementary technology companies that enhance and expand its product and technology offerings, SharpLink will seek to develop an active pipeline of larger, more transformational opportunities. At the end of 2021, SharpLink acquired certain assets of FourCubed, including FourCubed’s iGaming and affiliate marketing network focused on delivering quality traffic and player acquisitions, retention and conversions to iGaming operator partners worldwide. SharpLink does not have any agreements for any additional acquisitions at the current time, and there is no guarantee that it will ultimately close any new acquisitions in the future.

●	New Markets. As other nascent industries such as iGaming grow, SharpLink will have the opportunity to leverage its technology and existing distribution to expand its offerings into new verticals. For instance, in addition to the valuable affiliate marketing assets and talent that the recent acquisition of FourCubed has brought the Company, management believes that FourCubed has reached a key inflection point in its own proprietary business evolution and is poised for dynamic growth of its online poker and casino gaming operations through expansion in the U.S. iGaming markets.

Intellectual Property and Technology

Intellectual Property

Intellectual property rights are important to the success of SharpLink’s business. SharpLink relies on a combination of database, trademark, trade secret, confidentiality and other intellectual property protection laws in the United States and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements with third parties and other contractual protections, to protect its intellectual property rights, including its database, proprietary technology, software, know-how and brand. In the United States, SharpLink has filed trademark applications, currently hold several trademarks and domain names and, in the future, it may acquire patents, additional trademarks and domain names. SharpLink has also entered into license agreements, data rights agreements and other arrangements with sports organizations for rights to collect and supply their sports data. These agreements typically have terms of several years and are subject to renewal or extension. As of May 2022, SharpLink owns one registered trademark in the United States and 18 domain-name registrations.

It has not always been, and in the future may not be, possible or commercially desirable to obtain registered protection for SharpLink’s products, software, databases or other technology. In such situations, SharpLink relies on laws governing protection of unregistered intellectual property rights, confidentiality and/or contractual exclusivity of and to underlying data and technology to prevent unauthorized use by third parties. SharpLink uses Open Source Software in its services and periodically reviews its use of Open Source Software to attempt to avoid subjecting its services and product offerings to conditions SharpLink does not intend to impose on them.

SharpLink controls access to and use of its data, database, proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, clients and partners. SharpLink requires its employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements, and it controls and monitors access to its data, database, software, documentation, proprietary technology and other confidential information. SharpLink’s policy is to require all of its employees and independent contractors to sign agreements assigning to it any inventions, trade secrets, works of authorship, developments, processes and other intellectual property generated by them on its behalf and under which they agree to protect its confidential information. In addition, SharpLink generally enters into confidentiality agreements with its clients and partners.

C4 Sports Betting Conversion Technology

SharpLink gathers a wide range of sporting data from official data providers and sportsbooks via their official API channels. Once gathered, SharpLink reshapes those data feeds into a standardized SharpLink format and supplements the feed with additional metadata enabling its clients to understand the context of any given bet, without needing to understand the naming conventions used by each sportsbook. This standardization is, for the most part, done automatically within SharpLink’s systems, but is additionally supplemented and error checked by an operations team to ensure high integrity and availability of metadata.

Using Natural Language Processing, SharpLink is then able to extract relevant sporting entities (such as players and teams) from each sportsbook market – linking each market to a canonical reference entity and allowing its clients to seamlessly integrate sports betting content into their existing systems.

SharpLink’s cloud-based, horizontally scaling delivery systems then distribute this content through GraphQL and JavaScript layers, offering both visual components that are embedded directly within its clients’ websites, and a low latency data feed for clients to ingest directly.

SharpLink’s JavaScript components offer a wide range of market presentations, targeting the most effective sports props to the user. This recommendation system leverages its tracking database, coupled with machine learning/artificial intelligence (“MI/AI”) methods to make timely, highly effective recommendations across its network based on modelled user preferences. Each module can be styled to suit the particular branding requirements of the client, with new content iterations being routinely upgraded and released across SharpLink’s network of clients.

Sports Gaming Client Technology

The Client Services teams are focused on building compelling free-to-play fantasy sports games for major sports leagues and media partners. SharpLink believes these games will play an important role in the conversion funnel to creating sports bettors as the U.S. sports betting industry continues to mature.

The Client Services team has a large collection of game engines including brackets, prop-style questions, salary cap and many more. SharpLink uses the right mix of technologies for each application, building on its previous work and enabling new functionality. SharpLink is continuing to explore new technologies throughout its entire stack, whether it is new JavaScript framework or a new database engine to enable a unique new feature. SharpLink’s applications are fully cloud-native, containerized and optimized to scale to support events with national audiences comprising millions of fans.

FourCubed Technology

FourCubed, an iGaming Internet marketing business in the Affiliate Marketing Services – International segment, provides marketing solutions to drive traffic to online gaming operations. It offers display advertisement, including standard banner advertising, takeover background, footer pop up, and peel down ads; and integrated content, email marketing, radio sponsorship, promotions, player acquisition models, and retention services. Its properties include PAS.net, an online poker affiliate network that serves affiliate marketers and their referred players; PokerAffiliateListings.com that represents community and resource for poker affiliates; Your Poker Cash (YPC) for free bankrolls; and other traffic sites.

U.S. Sports Betting Industry and SharpLink Opportunity

U.S. Sports Betting Industry

Prior to May 2018 in the United States, the Professional and Amateur Sports Protection Act of 1992, or PASPA, restricted the ability of individual states to legalize sports betting. However, in May 2018, the U.S. Supreme Court ruled that PASPA violated the United States Constitution. As a result of the Supreme Court’s decision, the federal restrictions on sports betting under PASPA were no longer enforceable, giving individual states the power to legalize sports betting. Since PASPA was overturned, 32 states and Washington, D.C. are now offering or preparing to offer legalized sports betting this year – of those, 19 states permit online sports betting with one or more sportsbooks; and four additional states have approved legislation but are awaiting further action by regulators before online betting can commence.

As legalization continues to spread across the country, more Americans are betting more money than ever before. According to the American Gaming Association’s (AGA) Commercial Gaming Revenue Tracker, the total U.S. sports betting handle reached $48.34 billion from January 2021 through the end of November, almost doubling the amount waged during the same time in 2020. The AGA further forecasts that 75% of the U.S. population will have some form of regulated sports betting available to it by 2023. This rapid expansion of legalized sports betting is projected to result in a shift of over $150 billion in bets moving from offshore to the U.S. in the coming years.

In an online June 2021 U.S. survey conducted by Statista, a leading provider of market and consumer data, the results revealed that 72% of survey respondents defined themselves as sports fans. Moreover, the Fantasy Sports Trade Association, or FSTA, reported that in 2018 there were 59.3 million fantasy sports players in the U.S. and Canada. FSTA also published research statistics reflecting that 78% of fantasy sports players bet on sports in 2018 and 75% of sports bettors played fantasy sports that same year.

Morgan Stanley estimates that the online sports betting market will generate over $9.2 billion in annual net gaming revenue, or NGR, in the U.S. alone by 2025. SharpLink estimates that 30% of NGR will be paid out by sportsbook operators for affiliate marketing services, representing a $2.76 billion affiliate market opportunity. According to internal research, an estimated $20 billion has already been invested in acquisitions and partnerships by gaming operators, sports leagues and media companies as the industry rapidly expands and prepares for betting growth in the U.S.

Competition

A number of businesses exist in the markets in which SharpLink operates – namely the B2B provision of sports data-driven technology and related services to sports and betting companies. These businesses generally fall into three categories: small companies with some similar products but with minimal distribution; companies that acknowledge official rights but lack meaningful scale; and genuine competitors that offer similar products and services to the same target clients. SharpLink considers its most direct and relevant competitors to be Catena Media, Bettor Collective, Genius Sports, Sportradar, and MetaBet.

In its sports gaming betting services business, SharpLink and one or more of its competitors will often simultaneously serve the same clients. SharpLink’s competitors have their own portfolio of technology products and services, and sportsbooks rarely agree to have exclusive agreements with just one provider as this prevents them from offering a broad range of solutions, placing them at a competitive disadvantage. These dynamics result in a highly competitive industry.

SharpLink believes that the principal differentiating factors in the sports data industry include the breadth and depth of sports data rights, reliability of key services, relationships with sportsbooks and leagues, ease of integration and scalability. SharpLink’s products, services, experience, industry relationships and corporate culture allow it to compete effectively across all these factors. By delivering what SharpLink believes is an unprecedented level of user engagement and stickiness for its valued clients made possible by its proprietary C4 technology platform, SharpLink helps its clients to reduce their customer acquisition costs and achieve significantly higher customer lifetime values.

Government Regulations

SharpLink operates in various jurisdictions and its business is subject to extensive regulation under the laws, rules and regulations of the jurisdictions in which it operates. Violations of laws or regulations in one jurisdiction could result in disciplinary action in that and other jurisdictions.

SharpLink has a progressive licensing strategy. The Company is authorized to provide sports betting conversion solutions and affiliate marketing services in 13 U.S. jurisdictions, where online sports betting has been legalized. These jurisdictions include Colorado, Illinois, Iowa, Montana, New Hampshire, New Jersey, New York, Oregon, Pennsylvania, Tennessee, West Virginia, Wyoming and Washington, D.C. SharpLink is also in the later stages of the licensing process in four additional U.S. states, which include Arizona, Louisiana, Michigan and Virginia. SharpLink plans to obtain necessary licensure in all states that have legalized sports betting and actively monitors legislation across all U.S. states in order to move quickly into new jurisdictions.

Among others, applicable laws include those regulating privacy, data/cyber security, data collection and use, cross-border data transfers, advertising regulations and/or sports betting and online gaming laws and regulations. These laws impact, among other things, data collection, usage, storage, security and breach, dissemination (including transfer to third parties and cross-border), retention and destruction. Certain of these laws provide for civil and criminal penalties for violations.

The data privacy and collection laws and regulations that affect SharpLink’s business include, but are not limited to:

●	U.S. federal, state, international and local data protections laws such as the Federal Trade Commission Act and similar state laws;

●	international and state data breach laws and state privacy laws, such as the California Consumer Privacy Act, the California Consumer Privacy Rights Act, European Union’s General Data Protection Regulation and the Stop Hacks and Improve Electronic Data Security Act of New York; and

●	other data protection, data localization and state laws impacting data privacy and collection.

Other regulations that affect SharpLink’s business include:

●	U.S. state and international laws regulating sports betting and online gaming and related licensing requirements;

●	laws regulating the advertising and marketing of sports betting, including but not limited to the U.S. Federal Trade Commission Act;

●	laws and regulations relating to antitrust, competition, anti-money laundering, economic and trade sanctions, intellectual property, consumer protection, accessibility claims, securities, tax, labor and employment, commercial disputes, services and other matters; and

●	other international, domestic federal and state laws impacting marketing and advertising, including but not limited to laws such as the Americans with Disabilities Act, the Telephone Consumer Protection Act of 1991, state telemarketing laws and regulations, and state unfair or deceptive practices acts.

These laws and regulations are complex, change frequently and have tended to become more stringent over time. The laws and regulations applicable to some parts of SharpLink’s business are still developing in certain jurisdictions, and there can be no assurance that its activities will not become the subject of any regulatory or law enforcement, investigation, proceeding or other governmental action or that any such proceeding or action, as the case may be, would not have a material adverse impact on SharpLink or its business, financial condition or results of operations. SharpLink incurs significant expenses in its attempt to ensure compliance with these laws. Currently, public concern is high with regard to the operation of companies in the data collection industry, as well as the collection, use, accuracy, correction and sharing of personal information. In particular, some consumer advocates, privacy advocates, legislatures and government regulators believe that existing laws and regulations do not adequately protect privacy and have become increasingly concerned with the use of these types of personal information. In the United States and foreign locations, U.S. Congress, state legislatures and foreign governments may propose and enact additional data privacy requirements. Additional laws could result in significant limitations on or changes to the ways in which SharpLink can collect, use, host, store or transmit the personal information and data of its customers or employees, and deliver products and services, or may significantly increase its compliance costs. As its business expands to include new uses or collection of data that is subject to privacy or security regulations, SharpLink’s compliance requirements and costs will increase and it may be subject to increased regulatory scrutiny. Additional legislative or regulatory efforts in the United States and other countries could further regulate its businesses.

C.	Organizational Structure

The following is a diagram of SharpLink Gaming Ltd. and certain of its subsidiaries and associated companies at May 16, 2022:

D.	Property, Plant and Equipment

SharpLink occupies approximately 725 square feet of office space in Minneapolis, Minnesota, which also serves as its corporate headquarters. The rights to its Minneapolis offices are provided by SportsHub, which holds approximately 40%of the outstanding ordinary shares of SharpLink Gaming as of December 31, 2021, and holds the lease for this facility. SharpLink reimburses SportsHub $1,435 per month for various services and other benefits it provides to SharpLink.

SharpLink also holds a lease for 2,200 square feet of office space located in Collinsville, Connecticut pursuant to a lease agreement with an initial term that expires in December 2023, subject to a three-year right of SharpLink to extend. The lease provides for annual lease payments of approximately $38,000. This facility is indirectly owned by Chris Nicholas, SharpLink’s Chief Operating Officer and member of its Board of Directors.

MTS’s executive offices had been located at 14 Hatidhar Street, Ra’anana P.O. Box 2112, Israel until July 31, 2020, for which MTS paid a monthly rental fee of approximately $9,700. However, due to the COVID19 pandemic MTS closed the offices and started working remotely in Israel.

MTS has not yet extended the lease agreement for the offices of its U.S. subsidiary, MTS IntegraTRAK and MTS is currently in a month-to-month tenancy. MTS previously paid a monthly rental fee of $5,100 for 2,944 square feet of space in River Edge, New Jersey. In addition, MTS has an office in Powder Springs, Georgia, where it occupies approximately 4,800 square feet of space under a month-to-month lease for a monthly rental fee of approximately $4,700.Since November 2020, MTS has reduced the rented space and accordingly the monthly rental fee was decreased to approximately $3,000.

SharpLink believes its current facilities will be adequate to meet its needs. It does not own any real property for use in its operation or otherwise.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

Business Overview

The Company has four operating segments: Affiliate Marketing Services – United States, Sports Gaming Client Services, Enterprise Telecom Expense Management (“TEM”) and Affiliate Marketing Services – International. Each operating segment is also a reportable segment. The Affiliate Marketing Services – United States segment was named Affiliate Marketing Services in 2020. The Enterprise TEM and Affiliate Marketing Services – International segments are new in 2021 as a result of the MTS Merger and FourCubed Acquisition, respectively. During 2021, the Company completed the MTS Merger and FourCubed Acquisition. The Company was determined to be accounting acquirer for both the MTS Merger and FourCubed Acquisition. The financial results of the MTS and FourCubed businesses have been included in the Company’s Enterprise TEM and Affiliate Marketing Services – International segments, respectively, from the date of acquisition. FourCubed had no revenue or expenses during the year ended December 31, 2021 due to the timing of the acquisition relative to the Company’s year end.

The Affiliate Marketing Services – United States segment collects information on potential U.S. domiciled sports bettors, connects them with contextual sports betting content, and converts them to paying sports betting customers in exchange for either a pre-negotiated share of a sportsbook operator’s revenue, or a fixed fee from such operator. In addition, the segment provides sports betting data (e.g., betting lines) to sports media publishers in exchange for a fixed fee. Founded in 2019, SharpLink’s corporate leadership team has more than 100 years of combined experience delivering innovative sports solutions to partners such as Turner Sports, Google, Facebook, the National Football League (NFL), the National Collegiate Athletic Association (NCAA) and the National Basketball Association (NBA), among many other iconic organizations, with executive experience at companies such as ESPN, NBC, Sportradar, AOL, Cantor Gaming, Betfair and others.

The Sports Gaming Client Services segment provides its clients with development, hosting, operations, maintenance, and service of free-to-play games and contests. These relationships can be either software-as-service (“SaaS”) arrangements that are hosted by SharpLink and accessed through its clients’ websites or other electronic media; or software licenses that allow the client to take the software on premise. SharpLink’s Sports Gaming Client Services business was originally established in 2006 as Sports Technologies Inc., or STI, which was founded by its Chief Operating Officer. STI was acquired by SharpLink’s affiliate, SportsHub Games Network, Inc. (“SportsHub”), in 2016. In November 2020, SportsHub spun-off and SharpLink and subsequently acquired STI in an all-stock transaction. The Company has accounted for the operations of STI beginning January 1, 2019, due to the common control nature of the merger. SharpLink’s Client Services division is based in Collinsville, Connecticut.

The Enterprise TEM segment is a global provider of solutions for telecommunications expense management, enterprise mobility management, call usage and accounting software. The segment’s TEM solutions allow enterprises and organizations to make smarter choices with their telecommunications spending at each stage of the service lifecycle, including allocation of cost, proactive budget control, fraud detection, processing of payments and spending forecasting. Headquartered in Israel, Enterprise TEM markets its solutions through wholly-owned subsidiaries in Israel, the U.S., the Netherlands and Hong Kong, as well as through distribution channels.

The Affiliate Marketing Services – International segment is an iGaming and affiliate marketing network, focused on delivering quality traffic and player acquisitions, retention and conversions to global iGaming operator partners worldwide. The Affiliate Marketing Services – International segment was formed as a result of the FourCubed Acquisition. For more than 16 years, FourCubed has focused on delivering quality traffic and player acquisitions, retention and conversions to U.S. regulated and global iGaming operator partners worldwide. The strategic acquisition of FourCubed brought SharpLink an industry respected operating team with decades of combined experience in conversion through affiliate marketing services and in securing highly profitable, recurring net gaming revenue contracts with many of the world’s leading iGaming companies, including Party Poker, bwin, UNIBET, GG Poker, 888 poker, betfair and others. Originally established in 2005, FourCubed’s international iGaming affiliate network is currently comprised of over 12,000 sub-affiliates and has delivered over 1.8 million referred players since PAS.net was launched in 2008.

Key Factors Affecting Operations and Financial Condition

The Company’s worldwide operations can be affected by industrial, economic and political factors on both a regional and global level. The following are the principals which have affected the Company’s results of operation and financial condition and/or which may affect results of operations and financial conditions for future periods.

COVID-19: The COVID-19 pandemic had a significant adverse effect on SharpLink’s business and that of its clients. The direct impact on SharpLink’s business was primarily driven by the suspension, postponement or cancellation of major sports seasons and events. For example, in 2020 the NCAA March Madness men’s basketball tournament was cancelled, while professional leagues like Major League Baseball and the National Basketball Association played significantly shorter or limited seasons.

The ongoing impact of COVID-19 and it variant strains on our longer term operational and financial performance will depend on future developments, including the continued widespread distribution of safe and effective COVID-19 vaccines. Many of these developments are outside of our control. The Company continues to take measures to protect the health and safety of its employees by enabling employees who could work remotely to do so, while maintaining critical on-site operations with enhanced health and safety measures, such as instituting mask requirements, practicing social distancing and performing regular deep cleaning in our facilities.

Competition: The markets for sports data related solutions and marketing services are competitive and rapidly changing. The sports betting and sports media industries are particularly competitive and fast growing. Competition in these markets may increase further if economic conditions or other circumstances, including as a result of COVID-19, cause consumer bases and consumer spending to decrease and service providers to compete for fewer consumer resources. SharpLink’s existing and future competitors have, or may in the future have or obtain, greater name recognition, larger customer bases, better technology or data, lower prices, exclusive or better access to data, greater user traffic or greater financial, technical or marketing resources than SharpLink has. SharpLink’s competitors may be able to undertake more effective marketing campaigns, obtain more data, adopt more aggressive pricing policies, make more attractive offers to potential employees, subscribers, sports betting operators, sports leagues, sports media organizations, distribution partners and content providers or may be able to respond more quickly to new or emerging technologies or changes in user requirements. If SharpLink’s competitors develop technology before it does, its business and profitability could be materially and adversely affected. If SharpLink is unable to maintain or develop relationships with sports leagues, sports media organizations and sportsbooks, SharpLink’s revenues will fail to grow or may even decline, in each case having a material adverse effect on its business, financial condition, results of operations and prospects.

The market for telemanagement products and invoice management solutions is fragmented and is intensely competitive. Competition in the industry is generally based on product performance, depth of product line, technical support, and price. The MTS business competes both with international and local competitors (including providers of telecommunications services), many of whom have significantly greater financial, technical and marketing resources than us. MTS anticipates continuing competition in the telemanagement products and invoice management solution market and the entrance of new competitors into the market. MTS’ existing and potential customers, including business telephone switching system manufacturers and vendors, may be able to develop telemanagement products and services that are as effective as, or more effective or easier to use than, those offered by MTS. Such existing and potential competitors may also enjoy substantial advantages over MTS in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels. MTS may not be able to compete successfully against current or future competitors and that competition may adversely affect MTS’s future revenues and, consequently, on its business, operating results and financial condition.

Seasonality: Certain of SharpLink’s products and services are tied to specific sporting events and/or seasons. For example, SharpLink expects that its revenues will increase during the Spring, which consists of NCAA March Madness and a portion of the NBA and PGA Tour seasons. Accordingly, its operations are subject to seasonal fluctuations that may result in revenue and cash flow volatility between reporting periods.

In the Company’s MTS business, operating results from its TEM and call accounting solutions business are generally not characterized by a seasonal pattern, except that its volume of sales in Europe is generally lower in the summer months.

Proprietary Rights and Risks of Infringement: We believe that, because of the rapid pace of technological change in the online sports betting industry and the communications industry, the most significant factors in our intellectual property rights are the knowledge, ability and experience of our employees, the frequency of product enhancements and the timeliness and quality of support services provided by us. We rely upon a combination of security devices, copyrights, trademarks, patents, trade secret laws, confidentiality procedures and contractual restrictions to protect our rights in our products. We try to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. It is possible that others will develop technologies that are similar or superior to our technology. Unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. It is difficult to police the unauthorized use of our products, and we expect software piracy to be a persistent problem, although we are unable to determine the extent to which piracy of our software products exists. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. Our means of protecting our proprietary rights in the United States or abroad may not be adequate or our competition may independently develop similar technology.

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

Results of Operations

	2021	2020	2019

Revenues	$4,151,605	$2,278,814	$2,381,737

Cost of revenues	3,869,105	1,855,098	2,020,230

Gross profit	282,500	423,716	361,507

Operating expenses
Selling, general, and administrative expenses	6,458,644	1,630,411	743,270
Transaction expenses	4,450,544	—	—
Commitment fee expense	23,301,206	—	—
Goodwill impairment expense	21,722,213	—	—

Total operating expenses	55,932,607	1,630,411	743,270

Operating loss	(55,650,107)	(1,206,695)	(381,763)

Other income and (expense)
Loan forgiveness income	—	46,500	—
Interest income	29,055	23,468	15,777
Interest expense	—	(1,375)	(20,037)

Total other income and expense	29,055	68,593	(4,260)

Loss before income taxes	(55,621,052)	(1,138,102)	(386,023)

Provision for income taxes	6,083	970	(79,870)

Net Loss from continuing operations	(55,627,135)	(1,139,072)	(306,153)

Loss from discontinued operations, net of tax	(17,000)	—	—

Net loss	$(55,644,135)	$(1,139,072)	$(306,153)

	Affiliate Marketing Services - United States	Sports Gaming Client Services	Enterprise TEM	Total
2021

Revenues	$210,376	$2,424,228	$1,517,001	$4,151,605

Cost of revenues	—	2,934,105	935,000	3,869,105

Gross profit	210,376	(509,877)	582,001	282,500

Operating expenses
Selling, general, and administrative expenses	5,259,664	186,551	1,012,429	6,458,644
Transaction and financing expenses	4,450,544	—	—	4,450,544
Commitment fee expense	23,301,206	—	—	23,301,206
Goodwill impairment expense	—	—	21,722,213	21,722,213

Total operating expenses	33,011,414	186,551	22,734,642	55,932,607

Operating loss	$(32,801,038)	$(696,428)	$(22,152,641)	$(55,650,107)

	Affiliate Marketing Services - United States	Sports Gaming Client Services	Enterprise TEM	Total
2020

Revenues	$—	$2,278,814	$—	$2,278,814

Cost of revenues	—	1,855,098	—	1,855,098

Gross profit	—	423,716	—	423,716

Operating expenses
Selling, general, and administrative expenses	1,466,611	163,800	—	1,630,411
Transaction and financing expenses	—	—	—	—
Commitment fee expense	—	—	—	—
Goodwill impairment expense	—	—	—	—

Total operating expenses	1,466,611	163,800	—	1,630,411

Operating loss	$(1,466,611)	$259,916	$—	$(1,206,695)

	Affiliate Marketing Services - United States	Sports Gaming Client Services	Enterprise TEM	Total
2019

Revenues	$—	$2,381,737	$—	$2,381,737

Cost of revenues	—	2,020,230	—	2,020,230

Gross profit	—	361,507	—	361,507

Operating expenses
Selling, general, and administrative expenses	544,921	198,349	—	743,270
Transaction and financing expenses	—	—	—	—
Commitment fee expense	—	—	—	—
Goodwill impairment expense	—	—	—	—

Total operating expenses	544,921	198,349	—	743,270

Operating loss	$(544,921)	$163,158	$—	$(381,763)

Comparison of the Years Ended December 31, 2021 and 2020 – Consolidated Revenue

Revenues increased $1,872,791, or 82%, from $2,278,814 to $4,151,605 between 2020 and 2021 due to (i) $1,517,001 of revenues from Enterprise TEM, which was not included in 2020 operating results, (ii) an increase of $210,376 in revenues from Affiliate Marketing Services – United States’ sports betting data exchange and feed ingestion services and (iii) an increase of $145,414 in revenues from Sports Gaming Client Services due to timing of league seasons between 2021 and 2020, driven by COVID-19.

Cost of Revenues

Cost of revenues increased $2,014,007, or 109%, from $1,855,098 to $3,869,105 between 2020 and 2021 due to (i) of cost of revenues $935,000 from Enterprise TEM, which was not included in 2020 operating results and (ii) an increase of $1,079,007 in cost of revenues from higher salaries and benefits, equity-based compensation and web hosting fees associated with the increased volume of revenue generating projects from the Sports Gaming Client Services segments.

Operating expenses

Selling, general and administrative

Selling, general and administrative (“SGA”) expenses increased $4,828,233, or 296%, from $1,630,411 to $6,458,644 between 2020 and 2021 due to (i).$1,012,429 in SGA expenses from Enterprise TEM, which was not included in 2020 operating results and (ii) an increase of $3,815,804 in SGA expenses from increased staffing expenses as SharpLink continues to build the organization for future growth and manage expenses associated with being a public company, in addition to increased consulting expenses.

Transaction and financing expenses

Transaction and financing expenses increased to $4,450,544 from $0 between 2020 and 2021 due to (i) increase of $3,084,341 in expenses related to the MTS Merger, (ii) increase of $67,130 in expenses related to the FourCubed Acquisition (iii) increase of $904,730 in expenses related to the Going Public Transaction and (iv) increase of $394,343 in expenses related to financing activities and various transaction related activities.

Commitment fee expense

Commitment fee expense increased to $23,301,206 from $0 between 2020 and 2021. Commitment fee expense of $23,301,206 represents the change in fair value of the commitment fee. The commitment fee, which required SharpLink, Inc. to sell to its holder of preferred shares approximately 2.8 million shares of Series B Preferred Stock for $6.0 million and to issue Series A-1 Preferred Stock equal to 3%of the Company’s issued and outstanding capital immediately following the Second Tranche (collectively, the commitment fee and second tranche), required SharpLink, Inc. to transfer a variable number of shares outside of its control and is classified as a liability. Liability-classified instruments are recorded at their estimated fair values at each reporting period until they are exercised, terminated, reclassified, or otherwise settled. SharpLink, Inc. utilized a Monte Carlo simulation to value the commitment fee. SharpLink, Inc. selected this model as it believes it is reflective of all significant assumptions that market participants would likely consider in negotiating the transfer of the commitment fee. Such assumptions included, among other inputs, stock price volatility, risk-free rate, probability of completing a Going Public Transaction, conversion price of the preferred stock and the underlying stock price. SharpLink, Inc.’s underlying stock fair value was determined using a straight-line calculation which utilized inputs as of December 31, 2020 from recent equity financings and as of July 26, 2021 using the publicly traded share price.

Goodwill impairment expense

Goodwill impairment expense increase to $21,722,213 from $0 between 2020 and 2021. Goodwill impairment expense of $21,722,213 was recorded related to the Enterprise TEM reporting unit due to a significant decrease in the market value of the reporting unit, which operates in a declining industry.

Other Income and (Expense)

Loan forgiveness income

Loan forgiveness income decreased to $0 from $46,500 between 2020 and 2021 due to a one-time loan forgiveness related to the PPP administered by the Small Business Administration (SBA) approved partner. In 2020, management determined that the Company was eligible to receive the loan due to the size of the Company, its immediate financial need, and access to other capital resources at the time of the funding. The loan was uncollateralized and fully guaranteed by the Federal government. It carried an interest rate of 1%, payments of $2,478 were scheduled to begin on October 20, 2020, and the loan was scheduled to mature on April 20, 2022. The Company initially recorded a note payable and subsequently recorded forgiveness when the loan obligation was legally released by the SBA on December 7, 2020.

Interest income

Interest income changed by an immaterial amount between 2021 and 2020.

Interest expense

Interest expense changed by an immaterial amount between 2021 and 2020.

Provision for Income Taxes

Provision for income taxes changed by an immaterial amount between 2021 and 2020.

Loss from Discontinued Operations

Loss from Discontinued Operations increased to $17,000 from $0 between 2020 and 2021 due to the Enterprise TEM’s TABS Brazil Ltda. and Vexigo Ltd. businesses, which were discontinued prior to the MTS Merger. The businesses had approximately $22,000 of operating expenses and approximately $5,000 of other income for the year ended December 31, 2021.

Comparison for the Years Ended December 31, 2020 and December 31, 2019 – Consolidated

Revenue

Revenues decreased $102,923, or 4%, from $2,381,737 to $2,278,814 between 2019 and 2020 due to the effects of the COVID-19 pandemic, which caused the cancellation of the NCAA March Madness men’s basketball tournament and a delay in, and shortening of, several other professional sport seasons. This reduced revenue from the Sports Gaining Client Services segment and pushed the timing of revenue from 2020 into 2021.

Cost of Revenues

Cost of revenues decreased $165,132, or 8%, from $2,020,230 to $1,855,098 between 2019 and 2020 due to reduced headcount within SharpLink’s Sports Gaming Client Services segment. This reduction of headcount represented normal attrition within SharpLink’s development team, and SharpLink opted not to replace the employees to manage costs during the ongoing COVID-19 pandemic.

Operating expenses

Selling, general and administrative

Selling, general and administrative expenses increased $887,141, or 121%, from $743,270 to $1,630,411 between 2019 and 2020 due to a higher investment in resources for SharpLink’s Affiliate Marketing Services – United States segment, which began development in April of 2019 and only had significant labor costs for the final eight months of 2019. With a full year of payroll related to business development, executive oversight, administrative support, software development, and project management, SharpLink’s Affiliate Marketing Services – United States segment incurred incremental 2020 payroll costs of approximately $455,000 when compared to 2019. SharpLink also increased its headcount, hiring two additional developers and a product manager within its Affiliate Marketing Services – United States segment, which accounted for approximately $274,000 of the increase. The remainder of the increase in selling, general and administrative expenses between 2019 and 2020 were due to higher professional services costs.

Other Income and (Expense)

Loan forgiveness income

Loan forgiveness income increased to $46,500 from $0 between 2019 and 2020 due to a one-time loan forgiveness related to the PPP administered by the Small Business Administration (SBA) approved partner.

Interest income

Interest income changed by an immaterial amount between 2019 and 2020.

Interest expense

Interest expense decreased $18,662, or 93%, from $20,037 to $1,375 between 2019 and 2020 because results for 2019 included interest associated with convertible notes at an annual rate of 4%. The convertible notes were scheduled to convert into common stock through January 2020.

Provision for Income Taxes

The change in the provision for income taxes from a benefit of $79,870 to an expense of $970 between 2019 and 2020 was the result of an increase in a valuation allowance.

Comparison of the Years Ended December 31, 2021 and 2020 – Affiliate Marketing Services – United States

Revenue

Revenues increased to $210,376 from $0 between 2020 and 2021 due to an increase in revenues from Affiliate Marketing Services – United States’ sports betting data exchange and feed ingestion services.

Operating expenses

Selling, general and administrative

Selling, general and administrative (“SGA”) expenses increased $3,793,053, or 259%, from $1,466,611 to $5,259,664 between 2020 and 2021 due to an increase in SGA expenses from increased staffing expenses as SharpLink continues to build the organization for future growth and manage expenses associated with being a public company, in addition to increased consulting expenses.

Transaction and financing expenses

Transaction and financing expenses increased to $4,450,544 from $0 between 2020 and 2021 due to (i) increase of $3,084,341 in expenses related to the MTS Merger, (ii) increase of $67,130 in expenses related to the FourCubed Acquisition (iii) increase of $904,730 in expenses related to the Going Public Transaction and (iv) increase of $394,343 in expenses related to financing activities and various transaction related activities

Commitment fee expense

Commitment fee expense increased to $23,301,206 from $0 between 2020 and 2021. Commitment fee expense of $23,301,206 represents the change in fair value of the commitment fee. The commitment fee, which required SharpLink, Inc. to sell to its holder of preferred shares approximately 2.8 million shares of Series B Preferred Stock for $6.0 million and to issue Series A-1 Preferred Stock equal to 3% of the Company’s issued and outstanding capital immediately following the Second Tranche (collectively, the commitment fee and second tranche), required SharpLink, Inc. to transfer a variable number of shares outside of its control and is classified as a liability. Liability-classified instruments are recorded at their estimated fair values at each reporting period until they are exercised, terminated, reclassified, or otherwise settled. SharpLink, Inc. utilized a Monte Carlo simulation to value the commitment fee. SharpLink, Inc. selected this model as it believes it is reflective of all significant assumptions that market participants would likely consider in negotiating the transfer of the commitment fee. Such assumptions included, among other inputs, stock price volatility, risk-free rate, probability of completing a Going Public Transaction, conversion price of the preferred stock and the underlying stock price. SharpLink, Inc.’s underlying stock fair value was determined using a straight-line calculation which utilized inputs as of December 31, 2020 from recent equity financings and as of July 26, 2021 using the publicly traded share price.

Comparison of the Years Ended December 31, 2021 and 2020 – Sports Gaming Client Services

Revenue

Revenues increased $145,414, or 6%, from $2,278,814 to $2,424,228 between 2020 and 2021 due to timing of league seasons between 2021 and 2020, driven by COVID-19.

Cost of Revenues

Cost of revenues increased $1,079,007, or 58%, from $1,855,098 to $2,934,105 between 2020 and 2021 due to an increase in cost of revenues from higher salaries and benefits, and web hosting fees associated with the increased volume of revenue generating projects.

Operating expenses

Selling, general and administrative

Selling, general and administrative (“SGA”) expenses increased $22,751, or 14%, from $163,800 to $186,551 between 2020 and 2021 due to higher salaries and benefits.

Comparison of the Years Ended December 31, 2021 and 2020 – Enterprise TEM

Revenue

Revenues increased to $1,517,001 from $0 between 2020 and 2021 due to the acquisition of Enterprise TEM during 2021.

Cost of Revenues

Cost of revenues increased to $935,000 from $0 between 2020 and 2021 due to the acquisition of Enterprise TEM during 2021.

Operating expenses

Selling, general and administrative

Selling, general and administrative increased to $1,012,429 from $0 between 2020 and 2021 due to the acquisition of Enterprise TEM during 2021.

Goodwill impairment expense

Goodwill impairment expense increase to $21,722,213 from $0 between 2020 and 2021. Goodwill impairment expense of $21,722,213 was recorded related to the Enterprise TEM reporting unit.

Comparison of the Years Ended December 31, 2020 and 2019 – Affiliate Marketing Services – United States

Operating expenses

Selling, general and administrative

Selling, general and administrative (“SGA”) expenses increased $921,690, or 169%, from $544,921 to $1,466,611 between 2019 and 2020 due to a higher investment in resources for SharpLink’s Affiliate Marketing Services – United States segment, which began development in April of 2019 and only had significant labor costs for the final eight months of 2019.

With a full year of payroll related to business development, executive oversight, administrative support, development, and project management, SharpLink’s Affiliate Marketing Services – United States segment incurred incremental 2020 payroll costs of approximately $455,000 when compared to 2019. SharpLink also increased its headcount, hiring two additional developers and a product manager within its Affiliate Marketing Services – United States segment, which accounted for approximately $274,000 of the increase. The remainder of the increase in selling, general and administrative expenses between 2019 and 2020 were due to higher professional services costs.

Comparison of the Years Ended December 31, 2020 and 2019 – Sports Gaming Client Services

Revenue

Revenues decreased $102,923, or 4%, from $2,381,737 to $2,278,814 between 2019 and 2020 due to the effects of the COVID-19 pandemic, which caused the cancellation of the NCAA March Madness men’s basketball tournament and a delay in, and shortening of, several other professional sport seasons. This reduced revenue from the Sports Gaining Client Services segment and pushed the timing of revenue from 2020 into 2021.

Cost of Revenues

Cost of revenues decreased $165,132, or 8%, from $2,020,230 to $1,855,098 between 2019 and 2020 due to reduced headcount within SharpLink’s Sports Gaming Client Services segment. This reduction of headcount represented normal attrition within SharpLink’s development team, and SharpLink opted not to replace the employees to manage costs during the ongoing COVID-19 pandemic.

Operating expenses

Selling, general and administrative

Selling, general and administrative (“SGA”) expenses decreased $34,549, or 17%, from $198,349 to $163,800 between 2019 and 2020 due to lower salaries and benefits related to COVID-19.

Impact of Currency Fluctuation and Inflation

We report our financial results in dollars and receive payments in dollars for most of our sales, while a modest portion of our expenses, primarily salaries, are paid in NIS to our MTS business’ employees. Therefore, the dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, the dollar cost of our operations in Israel increases. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of the devaluation lags behind inflation in Israel.

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

In 2021 and 2020, the NIS depreciated against the dollar by approximately 6.0% and 7.0%, respectively. In the year ended December 31, 2021, there was annual inflation in Israel of 2.8%, which compared to annual deflation of 0.7% in 2020

If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations could also be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. We cannot assure you that in the future our results of operations will not be materially adversely affected by currency fluctuations.

B.	Liquidity and Capital Resources

SharpLink measures liquidity in terms of its ability to fund the cash requirements of its business operations, including working capital and capital expenditure needs, contractual obligations, and other commitments, with cash flows from operations and other sources of funding. SharpLink’s current working capital needs relate mainly to launching its product offerings, establishing relationships with key clients, becoming compliant with various state regulations, and compensation and benefits of its employees. SharpLink’s recurring capital expenditures consist primarily of internally developed software costs and compensation and benefits for the employees responsible for its Affiliate Marketing Services segment. SharpLink expects its capital expenditure and working capital requirements to increase as it expands its product offerings, acquires new clients, forms partnerships with additional sportsbook operators, and incurs significant legal, accounting, audit, insurance, and other incremental costs related to continued operations as a public company. SharpLink’s ability to expand and grow its business will depend on many factors, including its working capital needs, its ability to raise additional capital, and the evolution of its cash flows.

SharpLink had $6,755,312 of cash and $1,025,029 of restricted cash as of December 31, 2021. In the pursuit of SharpLink’s long-term growth strategy and the development of its lead generation software and related business, the Company has sustained continued operating losses. During the year ending December 31, 2021, the Company had a net loss from continuing operations of $55,627,135 and $6,071,204 of cash used in operating activities. To fund these planned losses from operations, the Company raised capital from outside investors during 2020 and 2021 in the form of ordinary shares, preferred stock and warrants. The Company secured additional financing through a $3,250,000 term loan in January 2022. The Company believes that it will require additional liquidity to continue its operations over the next 12 months.

The Company is evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, obtaining equity financing, issuing, or restructuring debt, entering into other financing arrangements, and restructuring of operations to grow revenues and decrease expenses. The Company may be unable to access further equity or debt financing when needed. As such, there can be no assurance that the Company will be able to obtain additional liquidity when needed or under acceptable terms, if at all. If the needed financing is not available, or if the terms of the financing are less desirable than expected, SharpLink may be forced to decrease its level of investment in new product launches or scale back its existing operations, which could have an adverse impact on its business and financial prospects.

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019

Net cash provided by (used in) operating activities	$(6,071,204)	$(769,104)	$74,822
Net cash used in investing activities	(4,411,720)	(298,299)	(193,000)
Net cash provided by financing activities	15,678,085	1,851,353	1,919,408
Net increase in cash and restricted cash	5,195,161	783,950	1,801,230
Cash and restricted cash at beginning of period	2,585,180	1,801,230	—
Cash and restricted cash at end of period	$7,780,341	$2,585,180	$1,801,230

Comparison of the Years Ended December 31, 2021, 2020 and 2019

Cash provided by (used in) operating activities

Cash used in operating activities for the year ended December 31, 2021 consisted of net loss of $55,644,135, offset by non-cash charges of $48,953,086 and changes in assets and liabilities of $619,845. Non-cash charges consisted of commitment fee expense of $23,301,206, goodwill impairment of $21,722,213, advisory expenses in exchange for a warrant of $2,001,677, stock-based compensation expenses of $1,656,674 and other miscellaneous non-cash expenses. The change in assets and liabilities primarily consisted of an increase in accrued expenses and other current liabilities of $664,430 due to the timing of expenses and payment year over year.

Cash used in operating activities for the year ended December 31, 2020 consisted of net loss of $1,139,072, offset by non-cash charges of $154,570 and changes in assets and liabilities of $215,398. Non-cash charges consisted of depreciation and amortization of $133,030, stock-based compensation expenses of $67,070 and other miscellaneous non-cash expenses. The change in assets and liabilities primarily consisted of an increase from accounts receivable of $557,980 and decrease from deferred revenue of $410,164 due to the timing of invoicing, projects and payment collection.

Cash provided by operating activities for the year ended December 31, 2019 consisted of net loss of $306,153, offset by non-cash charges of $17,987 and changes in assets and liabilities of $362,988. Non-cash charges consisted of depreciation and amortization of $97,857 offset by deferred tax benefits of $79,870. The change in assets and liabilities primarily consisted of an increase from deferred revenue of $350,627 due to the timing of invoicing and projects.

Cash provided by (used in) investing activities

Cash used in investing activities for the year ended December 31, 2021 consisted of cash outlays from the acquisition of FourCubed (net of cash acquired) of $5,883,477, investment in Quintar of $200,000, capital investment in internally developed software of $201,436 and capital expenditures for equipment of $58,807. Cash provided by investments included $1,932,000 of cash and restricted cash acquired in the MTS Merger.

Cash used in investing activities for the year ended December 31, 2020 consisted of cash outlays from capital investment in internally developed software of $292,229 and capital expenditures for equipment of $6,070.

Cash used in investing activities for the year ended December 31, 2019 consisted of cash outlays from capital investment in internally developed software of $173,710 and capital expenditures for equipment of $19,290.

Cash provided by financing activities

Cash provided by financing activities for the year ended December 31, 2021 consisted of cash inflows from the issuance of ordinary shares, prefunded warrants and regular warrants (net of issuance costs) for $9,838,711 and issuance of Series B preferred stock for $6,000,000. Cash used in financing activities consisted of outflows for payments to Affiliate of $190,155.

Cash provided by financing activities for the year ended December 31, 2020 consisted of cash inflows from the issuance of Series A preferred stock (net of issuance costs) for $1,919,219, collection of stock subscription for $130,532 and proceeds from PPP loan for $46,500. Cash used in financing activities consisted of outflows for distributions to and proceeds from Affiliate of $244,898.

Cash provided by financing activities for the year ended December 31, 2019 consisted of cash inflows from the issuance of ordinary shares for $2,562,264 and issuance of convertible notes for $1,882,500. Cash used in financing activities consisted of outflows for payments to Affiliate of $713,896 and principal payments on convertible notes of $1,811,460.

Non-GAAP Financial Measures

Adjusted EBITDA is a supplemental measure of operating performance monitored by management that is not defined under GAAP and that does not represent, and should not be considered as, an alternative to net loss, as determined by GAAP. The Company defines and calculates Adjusted EBITDA as net loss before the impact of interest income or expense, income tax provision, and depreciation and amortization, and further adjusted for stock compensation expense, transaction expenses, commitment fee expense and goodwill impairment expense, as described in the reconciliation below.

●	Stock compensation expense – non-cash equity-based compensation

●	Transaction expenses – one-time expenses associated with SharpLink’s merger with MTS, acquisition of FourCubed and financing activities

●	Commitment fee expense – non-cash fair value adjustments associated with SharpLink’s commitment to sell the Company’s preferred stock

●	Goodwill impairment expense – non-cash impairment of Enterprise TEM reporting unit goodwill

●	Depreciation and amortization – non-cash depreciation and amortization expenses primarily consisting of amortization of acquired customer relationships, acquired technology and internally developed software and depreciation of computer equipment

●	Loan forgiveness income – non-cash income from forgiveness of PPP loan

●	Interest income – non-operating interest income

●	Interest expense – non-operating interest expense, primarily from convertible notes outstanding in 2019

●	Provision for income taxes – income tax accruals

Management uses Adjusted EBITDA to understand and evaluate SharpLink’s core operating performance and trends.

SharpLink management uses Adjusted EBITDA in conjunction with GAAP measures as part of SharpLink’s overall assessment of its performance, including the preparation of its annual operating budget and quarterly forecasts, to evaluate the effectiveness of its business strategies and to communicate with its Board of Directors concerning its financial performance. Management believes SharpLink’s non-GAAP measure is also helpful to investors, analysts and other interested parties because it can assist in providing a more consistent and comparable overview of its operations across its historical financial periods. SharpLink’s non-GAAP measure has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of its results as reported under GAAP. Because of these limitations, you should consider SharpLink’s non-GAAP measure alongside other financial performance measures, including loss from operations and its other GAAP results. In evaluating the non-GAAP measure, you should be aware that in the future, SharpLink may incur expenses that are the same as or similar to some of the adjustments in this presentation. SharpLink’s presentation of non-GAAP measures should not be construed as an inference that its future results will be unaffected by the types of items excluded from the calculation of its non-GAAP measure. Its non-GAAP measure is not a presentation made in accordance with GAAP and the use of the terms varies from others in its industry.

A reconciliation of Adjusted EBITDA to net loss from continuing operations and net loss, the most directly comparable GAAP measures, is as follows for the year ended December 31, 2021:

	Affiliate Marketing Services - United States	Sports Gaming Client Services	Enterprise TEM	Total

Revenue	$210,376	$2,424,228	$1,517,001	$4,151,605

Adjusted EBITDA	(3,748,166)	(134,313)	(366,847)

Adjusted for
Stock compensation expense	1,186,727	469,947	—	1,656,674
Transaction expenses	4,450,544	—	—	4,450,544
Commitment fee expense	23,301,206	—	—	23,301,206
Goodwill impairment expense	—	—	21,722,213	21,722,213
Depreciation and amortization	113,217	92,168	64,759	270,144
Loan forgiveness income	—	—	—	—
Interest income	(28,055)	—	(1,000)	(29,055)
Interest expense	—	—	—	—
Income tax provision	2,348	—	3,735	6,083

Net Loss from continuing operations	(32,774,153)	(696,428)	(22,156,554)	(55,627,135)

Loss from discontinued operations	—	—	(17,000)	(17,000)
Net loss	$(32,774,153)	$(696,428)	$(22,173,554)	$(55,644,135)

A reconciliation of Adjusted EBITDA to net loss from continuing operations and net loss, the most directly comparable GAAP measures, is as follows for the year ended December 31, 2020:

	Affiliate Marketing Services - United States	Sports Gaming Client Services	Enterprise TEM		Total

Revenue	$—	$2,278,814	$		$2,278,814

Adjusted EBITDA	(1,362,627)	356,032		—

Adjusted for
Stock compensation expense	67,070	—		—	67,070
Transaction expenses	—	—		—	—
Commitment fee expense	—	—		—	—
Goodwill impairment expense	—	—		—	—
Depreciation and amortization	36,914	96,116		—	133,030
Loan forgiveness income	(46,500)	—		—	(46,500)
Interest income	(23,468)	—		—	(23,468)
Interest expense	1,375	—		—	1,375
Income tax provision	970	—		—	970

Net Loss from continuing operations	(1,398,988)	259,916		—	(1,139,072)

Loss from discontinued operations	—	—		—	—
Net loss	$(1,398,988)	$259,916		$—	$(1,139,072)

A reconciliation of Adjusted EBITDA to net loss from continuing operations and net loss, the most directly comparable GAAP measures, is as follows for the year ended December 31, 2019:

	Affiliate Marketing Services - United States	Sports Gaming Client Services	Enterprise TEM	Total

Revenue	$—	$2,381,737	$—	$2,381,737

Adjusted EBITDA	(543,438)	259,531	—

Adjusted for
Stock compensation expense	—	—	—	—
Transaction expenses	—	—	—	—
Commitment fee expense	—	—	—	—
Goodwill impairment expense	—	—	—	—
Depreciation and amortization	1,483	96,373	—	97,856
Loan forgiveness income	—	—	—	—
Interest income	(15,777)	—	—	(15,777)
Interest expense	20,037	—	—	20,037
Income tax provision	(79,870)	—	—	(79,870)

Net Loss from continuing operations	(469,311)	163,158	—	(306,153)

Loss from discontinued operations	—	—	—	—
Net loss	$(469,311)	$163,158	$—	$(306,153)

C.	Research and Development

SharpLink capitalizes software that is developed for internal use where costs related to research, preliminary project activities and post implementation activities are expensed as incurred. Judgment is required in determining when development costs can be capitalized. Qualifying costs incurred to develop software for internal use are capitalized when (i) the preliminary project stage is completed, (ii) management has authorized further funding for the completion of the project and (iii) it is probable that the project will be completed and performed as intended. These capitalized costs include salaries for employees who devote time directly to developing internal-use software and external direct costs of services consumed in developing the software. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Internally developed software is amortized using the straight-line method over an estimated useful life of three years. SharpLink evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

D.	Trend information

Trend information is included through the other sections of this Item 5. In future periods, we anticipate increased revenue as a result of the full-year impacts of the MTS Merger on July 26, 2021 and FourCubed acquisition on December 31, 2021. In addition, we expect our operating results to continue to fluctuate in future periods based on the risks outlined in Item 3. Key Information - D. Risk Factors.

E.	Critical Accounting Policies and Estimations

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

Revenue Recognition:

The Company follows a five-step model to assess each sale to a customer; identify the legally binding contract, identify the performance obligations, determine the transaction price, allocate the transaction price, and determine whether revenue will be recognized at a point in time or over time.

Affiliate Marketing Services – United States

SharpLink’s Affiliate Marketing Services – United States segment enters into contracts with its clients under revenue share or cost per acquisition (CPA) models. Revenue is recognized to the extent that it is probable that the economic benefits will be realized and the revenue can be reliably measured, regardless of when the payment is received. In revenue share arrangements, SharpLink will receive a percentage of the revenues generated by SharpLink’s partner sportsbooks from players referred to the sportsbook via SharpLink. Revenue is recognized during the month in which it is earned by the respective sportsbook operator. In CPA arrangements, SharpLink receives a fixed one-time fee for each referred player who deposits money on the partner sportsbook operator’s website. CPA arrangements consist of a contractual rate agreed upon with each respective sportsbook operator. Revenue is recognized during the month in which the deposits are made.

Sports Gaming Client Services

SharpLink enters into contracts for the development, hosting, operations, maintenance, and service of games and contests that are hosted by SharpLink and accessed through its clients’ websites or other electronic media. This generally results in revenue from developing, hosting, and maintaining software for clients (cloud-hosted SaaS) or licensing revenue for the development of software. Revenue is recognized upon transfer of control of products or services (i.e. performance obligations) to clients in an amount that reflects the consideration to which SharpLink expects to be entitled in exchange for promised goods or services. SharpLink’s performance obligations are satisfied either over time (for cloud-hosted SaaS) or at a point in time (for software licenses).

Enterprise TEM

The Enterprise TEM operating segment’s performance obligations are satisfied either overtime (cloud-hosted SaaS, managed services and maintenance) or at a point in time (software licenses). Professional services rendered after implementation are recognized as performed. Software license revenue is recognized when the customer has access to the license and the right to use and benefit from the license. Many of the Enterprise TEM operating segment’s agreements include software license bundled with maintenance and support. The Company allocates the transaction price for each contract to each performance obligation identified in the contract based on the relative standalone selling price (SSP). The Company determines SSP for the purposes of allocating the transaction price to each performance obligation by considering several external and internal factors including, but not limited to, transactions where the specific element sold separately, and historical actual pricing practices in accordance with ASC 606. The determination of SSP requires the exercise of judgement. For maintenance and support, the Company determines the SSP based on the price at which the Company sells a renewal contract.

Affiliate Marketing Services – International

The Affiliate Marketing Services – International segment earns advertising commissions from online gambling sites, for connecting players/gamblers to the sites and subsequent commissions are paid to the Company based on revenue sharing arrangements with the gambling site. The Affiliate Marketing Services – International arrangements have one performance obligation, which is to make the connection between the online gambling site and the player/gambler. Subsequently, the Company has the right to future earnings from the online gambling site, based on that player/gambler’s activities. The business recognizes revenue as the services are performed, which is when a player/gambler joins an online gambling site and/or when the player/gambler has performed a revenue share activity as identified in the terms of its contract with the online gambling site.

Internally Developed Software:

SharpLink capitalizes software that is developed for internal use where costs related to preliminary project activities and post implementation activities are expensed as incurred. Judgment is required in determining when development costs can be capitalized. Qualifying costs incurred to develop software for internal use are capitalized when (i) the preliminary project stage is completed, (ii) management has authorized further funding for the completion of the project and (iii) it is probable that the project will be completed and performed as intended. These capitalized costs include salaries for employees who devote time directly to developing internal-use software and external direct costs of services consumed in developing the software. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Internally developed software is amortized using the straight-line method over an estimated useful life of three years. SharpLink evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Goodwill:

SharpLink records goodwill when consideration paid in an acquisition exceeds the fair value of the net tangible assets and the identifiable intangible assets acquired. Goodwill is not amortized, but rather is tested for impairment annually or more frequently if facts and circumstances warrant a review. SharpLink has determined that there are four reporting units, three of which have goodwill.

Factors that could trigger an impairment review include significant underperformance relative to historical or forecasted operating results, a significant decrease in the market value of an asset or significant negative industry or economic trends. The Company completes impairment reviews for its reporting units using a fair-value method based on management’s judgments and assumptions. When performing its annual impairment assessment, the Company evaluates the recoverability of goodwill assigned to each of its reporting units by comparing the estimated fair value of the respective reporting unit to the carrying value, including goodwill. The Company estimates fair value utilizing the income approach and the market approach.

The income approach requires management to make assumptions and estimates for each reporting unit, including projected future operating results, economic projections, anticipated future cash flows, working capital levels, income tax rates, and a weighted-average cost of capital reflecting the specific risk profile of the respective reporting unit. The key assumptions used in the income approach include revenue growth, operating income margin, discount rate and terminal growth rate. These assumptions are the most sensitive and susceptible to change as they require significant management judgment. Discount rates are determined by using market and industry data as well as Company-specific risk factors for each reporting unit. The discount rate utilized for each reporting unit is indicative of the return an investor would expect to receive for investing in such a business.

The market approach estimates fair value using performance multiples of comparable publicly-traded companies. In the event the fair value of a reporting unit is less than the carrying value, including goodwill, an impairment loss is recognized for the difference between the implied fair value and the carrying value of the reporting unit.

During the year ended December 31, 2021, the Company recorded goodwill impairment of $21,722,213 in the Enterprise TEM reporting unit, which is included in the Enterprise TEM operating segment. The Enterprise TEM reporting unit had goodwill of $858,819 and a negative carrying amount of net assets as of December 31, 2021. There is inherent uncertainty included in the assumptions used in goodwill impairment testing. A change to any of the assumptions could lead to a future impairment that could be material. The Company had no goodwill impairment for the years ended December 31, 2020 and 2019.

Stock-Based Compensation:

SharpLink measures compensation expense for all stock-based payment awards, including stock options granted to employees, directors and nonemployees based on the estimated fair value of the awards on the date of grant. Stock-based compensation expense is recognized ratably over the period during which an employee is required to provide service. The service-based condition for the majority of these awards is satisfied over three years.

Stock Options

SharpLink estimates the fair value of stock options granted to employees using the Black-Scholes option-pricing model, which requires the input of subjective assumptions, including the following:

Fair value of ordinary shares. SharpLink’s underlying stock was not publicly traded on the issuance date of stock options prior to the MTS Merger. Fair value of the underlying stock prior to the MTS Merger was estimated on the date of the grants using valuation methods that consider valuations from recent equity financings as well as future planned transactions. All option grants during the year ended December 31, 2021 were granted subsequent to the MTS Merger. Fair value of the underlying stock for options granted in 2021 was based on the publicly traded price of the Company’s ordinary shares on the grant date of the award.

Expected volatility. As a result of the lack of historical and implied volatility data of SharpLink’s ordinary shares, the expected stock price volatility has been estimated based on the historical volatilities of selected companies with comparable characteristics to us, including enterprise value, risk profiles and position within the industry and with historical share price information sufficient to meet the expected term of the stock options. The historical volatility data has been computed using the daily closing prices for the selected companies.

Expected term. The expected term is determined based on the average period the stock options are expected to remain outstanding using the simplified method, generally calculated as the midpoint of the stock options’ vesting term and contractual expiration period, as SharpLink does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Risk-free interest rate. The expected risk-free rate assumption is based on the U.S. Treasury instruments whose term is consistent with the expected term of the stock options.

Forfeiture rate. The forfeiture rate is not estimated on grant date. SharpLink records forfeitures in the period in which options are forfeited.

Expected dividend yield. The expected dividend assumption is based on SharpLink’s history and expectation of dividend payouts. SharpLink has not paid dividends and do not expect to do so in the foreseeable future.

SharpLink will continue to use judgment in evaluating the assumptions related to its stock-based compensation on a prospective basis. As SharpLink continues to accumulate additional data related to its ordinary shares, it may refine its estimation process, which could materially impact its future stock-based compensation expense.

The fair value of each stock option grant is estimated on the date of grant using the Black Scholes option pricing model with the following assumptions:

	2021	2020

Expected volatility	51.0 - 51.8%	52.4 - 70.0%
Expected dividends	0.0%	0.0%
Expected term (years)	5.5 - 6.0	5.2 - 10.0
Risk-free rate	0.79 - 1.24%	0.11 - 0.48%
Fair value of Ordinary Shares on grant date	$1.05 - $3.29	$0.94

No stock options were granted by SharpLink prior to 2020.

Warrant – Advisory Services

SharpLink estimates the fair value of warrants granted to non-employees using the Black-Scholes option pricing model, which requires the input of subject assumptions, including the following:

Fair value of ordinary shares. SharpLink’s underlying stock was not publicly traded on the issuance date of the warrant. The fair value of the underlying stock on the grant date was estimated with the benefit of hindsight utilizing the fair value determined as of December 31, 2020, the date in which equity was most recently raised prior to the Merger, and July 26, 2021, the MTS Merger date, using the Company’s publicly traded share price. We determined that a straight-line calculation between these two dates was the most reasonable basis for recognizing a change in fair value as we did not identify any single event that occurred during this interim period that would have caused a material change in value.

Expected volatility. As a result of the lack of historical and implied volatility data of SharpLink’s ordinary shares, the expected stock price volatility has been estimated based on the historical volatilities of selected companies with comparable characteristics to us, including enterprise value, risk profiles and position within the industry and with historical share price information sufficient to meet the expected term of the stock options. The historical volatility data has been computed using the daily closing prices for the selected companies.

Expected term. The warrant vested and became exercisable by the holder immediately prior to the Merger. If the Merger were to not have happened prior to August 1, 2022, the warrant would have terminated and become no longer exercisable. Following the Merger event occurring, the warrant carries a term of 5 years from the exercisability date.

Risk-free interest rate. The expected risk-free rate assumption is based on the U.S. Treasury instruments whose term is consistent with the expected term of the stock options.

Forfeiture rate. The forfeiture rate is not estimated on grant date. SharpLink records forfeitures in the period in which options are forfeited.

Expected dividend yield. The warrant does not entitle the holder to any voting rights, dividends or other rights as a stockholder of the Company prior to the exercise of the warrant.

SharpLink. will continue to use judgment in evaluating the assumptions related to its stock-based compensation on a prospective basis. As SharpLink continues to accumulate additional data related to its ordinary shares, it may refine its estimation process, which could materially impact its future stock-based compensation expense.

The fair value the warrant is estimated on the date of grant using the Black Scholes option pricing model with the following assumptions:

Fair value of ordinary shares on grant date	$2.36
Exercise price	$0.01
Expected volatility	58.2%
Expected dividends	0.0%
Expected term (in years)	5.00
Risk-free rate	0.42%

Commitment Fee:

The commitment fee, which required the Company to sell to the Series A preferred stock shareholder 3,692,865 shares of Series B preferred stock for $6,000,000 and to issue Series A-1 preferred stock equal to 3% of the Company’s issued and outstanding capital immediately following the Second Tranche (collectively, the commitment fee and second tranche), required the Company to transfer a variable number of shares outside of its control and is classified as a liability. Liability-classified instruments are recorded at their estimated fair values at each reporting period until they are exercised, terminated, reclassified, or otherwise settled.

The Company utilized a Monte Carlo simulation to value the commitment fee. The Company selected this model as it believes it is reflective of all significant assumptions that market participants would likely consider in negotiating the transfer of the commitment fee. Such assumptions include, among other inputs, stock price volatility, risk-free rate, probability of completing a Going Public Transaction, conversion price of the preferred stock and the underlying stock price. The Company’s underlying stock fair value was determined using a straight-line calculation, consistent with the method described for the Warrant – Advisory Services section above. Immediately prior to the MTS Merger, the holder of the Series A preferred stock received 700,989 shares of Series A-1 preferred stock in the Company to settle the commitment fee. The change in the fair value of the commitment fee was $23,301,206 for the year ended December 31, 2021, and is recorded in commitment fee expense in the consolidated statement of operations. The value of the exchange of the Series A preferred stock for the commitment fee was determined using the quoted-market price of the Company’s stock on the MTS Merger date, $6.80 per ordinary share, on the settlement date of July 26, 2021.

Significant inputs and assumptions used in the valuation model as of December 31, 2020, were as follows:

Probability of a Going Public Transaction	50.0%
Volatility	58.5%
Stock price of public company at the time of measurement	$0.63
Date of a Going Public Transaction	April 30, 2021
Pro-forma common shares outstanding at Going Public Transaction date	52,077,000

Purchase Accounting and Business Combinations:

Assets acquired and the liabilities assumed as part of a business combination are recognized separately from goodwill at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. We, with the assistance of outside specialists as necessary, use estimates and assumptions to value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable. We may refine these estimates during the measurement period which may be up to one year from the acquisition date. As a result, during the measurement period, we record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our consolidated statements of operations.

Determining the fair value of assets acquired and liabilities assumed requires management’s judgment, and the utilization of independent valuation experts as well as the use of significant estimates and assumptions with respect to the timing and amounts of future cash inflows and outflows, discount rates, market prices and asset lives, among other items. The judgments made in the determination of the estimated fair value assigned to the assets acquired and liabilities assumed, as well as the estimated useful life of each asset and the duration of each liability, can materially impact the financial statements in periods after acquisition, such as through depreciation and amortization expense. Acquisition-related costs are expensed as incurred and changes in deferred tax asset valuation allowances and income tax uncertainties after the measurement period are recorded in Provision for Income Taxes.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This annual report on Form 20-F includes forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning the Company and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project,” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to:

●	the length, duration and severity of the COVID-19 pandemic, including any new variants of the coronavirus, and the response of governments, including government-mandated property closures and travel restrictions;
●	the effect of the COVID-19 pandemic on our operations or the operations of our customers and suppliers;
●	the possibility that the Company may not achieve its anticipated financial results in one or more future periods;
●	reductions in consumer spending;
●	a slowdown in customer payments and changes in customer demand for our products and services as a result of changing economic conditions or otherwise;
●	unanticipated changes relating to competitive factors in the industries in which the Company operates;
●	the Company’s ability to hire and retain key personnel;
●	the Company’s ability to attract new customers and retain existing customers in the manner anticipated;
●	reliance on and integration of information technology systems;
●	changes in legislation, governmental regulations or the enforcement thereof that could affect the Company;
●	conditions in the credit and public equity markets;
●	risks associated with assumptions the Company makes in connection with its critical accounting estimates;
●	the resolution of pending and potential future legal, regulatory or tax proceedings and investigations; and
●	the Company’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in “Item 3. Key Information—D. Risk Factors” and other documents filed by the Company from time to time with the SEC. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. All forward-looking statements contained in this annual report on Form 20-F are qualified in their entirety by this cautionary statement.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Executive Officers

Name	Age	Position
Rob Phythian	57	President and Chief Executive Officer
Chris Nicholas	53	Chief Operating Officer
Brian Bennett	35	Chief Financial Officer

Directors

Name	Age	Position
Joseph Housman	40	Chairman of the Board
Rob Phythian	57	Director
Chris Nicholas	53	Director
Paul Abdo(1)	52	Independent Director
Thomas Doering(1)(2)(3)	55	Independent Director
Scott Pollei(1)(2)(3)	61	Outside Director
Adrienne Anderson(1)(2)(3)	44	Outside Director

(1) Indicates independent director under NASDAQ rules.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee.

Executive Officers

Rob Phythian: Mr. Phythian is currently President and Chief Executive Officer of SharpLink, a position he has held since the merger with Legacy MTS in July 2021. He has also served as Chief Executive Officer of SharpLink, Inc., since he co-founded the company in 2019. From 2015 to 2021, Mr. Phythian was also Chief Executive Officer and a director of SportsHub Games Network, Inc., a fantasy sports consolidation and daily game operator. Effective as of June 1, 2021, Mr. Phythian resigned from his position as Chief Executive Officer of SportsHub and resigned as a director of that company on September 14, 2021. SportsHub holds approximately 40%of the outstanding ordinary shares of SharpLink. Before SportsHub, Mr. Phythian was co-founder and CEO of SportsData, where he was responsible for corporate operations, business development and strategic partnerships. Mr. Phythian was CEO of SportsData from 2010 until 2013, when SportsData was sold to international data company Sportradar AG. Mr. Phythian stayed with a subsidiary this company, Sportradar US until August 2015, working on key league and customer relationships including Google, Turner Sports, NBC, CBS and the NFL. Prior to Sportradar US, Mr. Phythian founded Fanball.com, which was sold to FUN Technologies, a publicly-traded company. Mr. Phythian has a bachelor’s degree in Business Administration from the University of St. Thomas (Minnesota).

Chris Nicholas: Mr. Nicholas has been the Chief Operating Officer of SharpLink since the merger with Legacy MTS in July 2021. He has also served as Chief Operating Officer of SharpLink, Inc. since he co-founded the company in 2019. Prior to SharpLink, Mr. Nicholas was Chief Operating Officer and a director of SportsHub Games Network, Inc., from 2016 to 2019, and continued providing services to SportsHub on a limited part-time basis until June 1, 2021. Mr. Nicholas resigned as a director of that company on September 14, 2021. Prior to SportsHub, he was the Founder and CEO of Sports Technologies, Inc, which SportsHub purchased in 2016. Prior to Sports Technologies, Mr. Nicholas spent ten years at ESPN.com, most recently as Executive Producer, where he was responsible for the Fantasy Sports and ESPN Insider businesses. Mr. Nicholas began his career in 1994 at Starwave Corporation, an internet media company that was the first to put sports news, information and fantasy games on the Internet. Mr. Nicholas earned his B.A. from Dartmouth College.

Brian Bennett: Mr. Bennett has served as Chief Financial Officer of SharpLink since August 2021. Prior to joining, from April 2021 to August 2021 Mr. Bennett was Vice President, Corporate Controller for Franklin Energy, a business engaged in delivering turnkey energy efficiency programs for utilities and government entities. From October 2018 to April 2021, Mr. Bennett served as Executive Director of Finance for Cirrus Aircraft, a global leader in personal aviation. From 2014 through October 2018, he worked at ALLETE, Inc., a diversified energy company, where he rose from Supervisor of Financial Reporting to Assistant Controller. Mr. Bennett began his professional career in public accounting at RSM US LLP where he was an Assurance Manager. Mr. Bennett graduated from the University of Minnesota – Duluth with a Bachelor’s degree in Accounting and is a certified public accountant.

Non-Employee Directors

Joseph Housman: Mr. Housman has served on the Board of Directors of SharpLink and as its Chairman of the Board since the merger with Legacy MTS in July 2021. He has served on the Board of Directors of SharpLink, Inc. since its inception in February 2019. Since 2014, Mr. Housman has served as Vice President for Hays Companies | Brown & Brown Insurance, a national insurance brokerage firm, where he works with clients on risk management solutions with an emphasis on private equity and M&A transactions. Prior to Hays Companies, Mr. Housman was employed at Deloitte from 2004 to 2014 in the firm’s private company tax group. Mr. Housman also serves as a director of several private company businesses, working closely with the management teams on strategic growth and management initiatives, as well as advising and negotiating on acquisitions, operations, and dispositions of private company investments. From 2015 to September 2021, Mr. Housman served as a director of SportsHub Games Network. SportsHub holds approximately 40%of the outstanding ordinary shares of SharpLink. He is a CPA (inactive) in the state of Minnesota and earned his B.A. in Accounting from Saint John’s University (Minnesota).

Paul J. Abdo: Mr. Abdo is the CEO of Abdo Publishing, a world-wide educational publisher of print and digital content for schools. Prior to becoming CEO in 2015, Mr. Abdo worked in several different facets of the company including editorial, marketing, and international sales, starting and leading several divisions in the company including Spotlight Books, EPIC Press, and Essential Library. Mr. Abdo also serves on the board of the parent company, Abdo Consulting Group Inc. (ACGI), which has holdings in publishing, finance, real estate, and gaming. Mr. Abdo is also on the board of BankVista, a community bank with several branches in Minnesota. He obtained his bachelor’s and M.A. degrees in English from Minnesota State University, Mankato.

Thomas Doering: Mr. Doering is an experienced business leader, technology investor and strategic advisor. Since 2006, he has served on the boards of directors and as an advisor for multiple privately-held companies in the technology, fantasy sports, consumer services, travel and non-profit industries. In 2008, he co-founded and served on the Board of Directors of LeagueSafe, a premier fantasy sports league management company that was acquired by SportsHub Games Network in 2016. SportsHub holds approximately 40%of the outstanding ordinary shares of SharpLink. Prior to LeagueSafe, Mr. Doering Co-Founded E-Travel Experts (ETX) in 1998 and served as CEO until it was acquired in 2004 by Affiliated Computer Services, a provider of technology enabled solutions as well as fraud prevention, ticketing, accounting and back-office operations to the then-emerging internet travel industry.

Outside Directors

Scott Pollei: Mr. Pollei is currently a partner at Dunn Lake Partners, LLC, a business and financial advisory firm that he founded in April 2019. From March 2020 to December 2020, Mr. Pollei served as Interim Chief Financial Officer of Crescent Electrical Supply Company, a wholesale distributor of electrical supplies based in East Dubuque, Illinois, and he served as a board member and finance and Audit Committee chair of that company from 2011 until his appointment as Interim CFO. From June 2017 to December 2019, Mr. Pollei was Chief Financial Officer at Fastbridge Learning, Inc., a SaaS provider of educational and assessment tools to the pre-K through 12th grade education market. Mr. Pollei was a partner in B2B CFO, LLC, a business and financial consulting firm, from September 2016 until March 2019. Prior to that, from August 2014 to August 2016, Mr. Pollei was Chief Operating Officer at Boulay PLLP, a public accounting and financial advisory firm. Prior to Boulay, from January 1994 until March 2014 he served in a number of positions of increasing responsibility at The Dolan Company, an NYSE-traded publisher and media company, including serving as its Chief Financial Officer from 1994 to 2009 and thereafter as Chief Operating Officer until his resignation in March 2014. The Dolan Company filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code in March 2014, and emerged from bankruptcy in June 2014. Mr. Pollei began his career in public accounting with KPMG US, LLP. He is a certified public accountant (inactive) and earned a bachelor’s degree in Accounting, cum laude, from Luther College.

Adrienne Anderson: Ms. Anderson is a certified public accountant and has spent the last several years of her career primarily focused on financial statement audits under Public Company Accounting Oversight Board auditing standards for SEC reporting companies. Since January 2019, Ms. Anderson has been an audit partner at D. Brooks and Associates, CPAs, a certified public accounting firm based in West Palm Beach, Florida, where she focuses her practice on accounting, auditing, attest and review services, specializing in working with emerging growth and high growth technology, manufacturers, distributors and service companies, as well as government contractors, both SEC registrants and private companies. Prior to that, from October 2014 to December 2018, she was with WithumSmith + Brown, a large regional CPA firm, having been promoted to partner of the firm in July 2017. Ms. Anderson earned a Bachelor of Science in Accounting from Eastern Illinois University and is a certified public accountant licensed in the states of Florida and Illinois.

B.	Compensation

Summary Executive Compensation Table

The following table sets forth all compensation paid or payable by the Company during the last three fiscal years to the Company’s named executive officers:

Name and Position	Fiscal Year	Salary ($)		Bonus ($)	Option Awards (1)($)	All Other Compensation(2)	Total ($)
Rob Phythian	2021	$259,444		$8,000	$912,388	$5,000	$1,184,832
President and Chief Executive Officer	2020	$215,379	(3)	—	$18,224	—	$233,603
	2019	$188,349	(3)	—	—	—	$188,349

Brian Bennett	2021	$81,346		—	$80,066	—	$161,412
Chief Financial Officer	2020	—		—	—	—	—
	2019	—		—	—	—	—

Chris Nicholas	2021	$265,231		$36,780	$461,928	—	$763,939
Chief Operating Officer	2020	$238,850		—	$18,224	—	$257,074
	2019	$197,331		—	—	—	$197,331

(1)	Represents the share-based compensation expenses recorded in SharpLink’s consolidated financial statements for the year ended December 31, 2021 and 2020, based on the option’s fair value, calculated in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see note 10 to SharpLink’s consolidated audited financial statements.

(2)	Other compensation represents reimbursement of up to $1,000 per month for private/social club dues for the Chief Executive Officer.

(3)	For the years ended December 31, 2020 and 2019, Rob Phythian earned $29,231 and 32,872 in base salary, respectively and an additional $186,148 and $155,477, respectively, in fees pursuant to a consulting agreement, for total compensation of $215,379 $188,349, respectively. The consulting agreement with Mr. Phythian was terminated in December 2020 at which time his base salary was increased.

Outstanding Equity Awards at Fiscal Year-End

	Options
Name	Number of Ordinary Shares Underlying Unexercised Options (Exercisable)	Number of Ordinary Shares Underlying Unexercised Options (Unexercisable)	Option Exercise Price	Option Expiration Date
Rob Phythian	69,036	11,075	$0.94	12/28/2030
	200,000	400,000	$6.74	7/27/2031
Chris Nicholas	69,036	11,075	$0.94	12/28/2030
	100,000	200,000	$6.74	7/27/2031
Brian Bennett	26,667	213,333	$5.60	8/16/2031

Employment Agreements of Named Executive Officers

Below are summaries of the employment agreements entered into by SharpLink and its Named Executive Officers.

Rob Phythian, President and Chief Executive Officer

Under his employment agreement, Mr. Phythian receives an annual base salary of $300,000 and is eligible to receive an annual bonus, as determined by the SharpLink’s Board of Directors, of up to 25% of his base salary. Following SharpLink, Inc.’s merger with Legacy MTS to form SharpLink, Mr. Phythian received options to acquire 600,000 Ordinary Shares of SharpLink under its 2021 Equity Incentive Plan (the “2021 Plan”). One-third vested and are exercisable on the grant date, one third will vest and be exercisable on the first anniversary of the grant date and one third will vest and become exercisable on the second anniversary of the grant date, subject in all cases to Mr. Phythian’s continued services to SharpLink. Notwithstanding the foregoing vesting schedule, the right to purchase all shares subject to the option will vest and become exercisable if Mr. Phythian’s employment is terminated 90 days prior to or six months following the completion of a change of control (as such term is defined in the 2021 Plan) of SharpLink. The exercise price per share of the option is $6.74. The options will expire on the tenth anniversary of the date of grant. Mr. Phythian is not entitled to any additional remuneration for his services as a director of SharpLink.

Mr. Phythian also receives certain medical and fringe benefits, including 100% of the premiums payable for medical insurance benefits for Mr. Phythian and his immediate family during the time of his employment, reimbursement of up to $1,000 per month for private/social club dues, and reimbursement of travel and other expenses incurred in connection with the performance of his duties in accordance with SharpLink’s policies. Mr. Phythian is also entitled to receive an indemnification letter in the form identical to the form provided to SharpLink’s other officers and directors and to be included in SharpLink’s directors’ and officers’ liability insurance policy authorized in accordance with SharpLink’s Compensation Policy.

Upon termination of Mr. Phythian’s employment by either him or SharpLink, regardless of the reason, Mr. Phythian shall be entitled to (i) any earned but unpaid bonus, payable at such times as such bonus would have otherwise been paid if employment had not been terminated (unless otherwise required by law), and (ii) all other benefits for which he may be eligible in accordance with the SharpLink’s policies then in effect that have vested as of the termination date. If Mr. Phythian’s employment is terminated by SharpLink without “Just Cause” or by Mr. Phythian for “Good Reason,” (as such terms are defined in Mr. Phythian’s employment agreement) then he is entitled to a payment equal to three months of base salary and continued health care coverage for such period, provided that such severance payment is subject to repayment if determined to violate the non-competition and non-solicitation covenants in the agreement. The payment of severance is conditioned upon Mr. Phythian’s execution of a separation agreement that contains a full release of any claims he may have of his employment termination date against SharpLink.

During the term of his employment and for a period of 24 months thereafter, referred to as the Restricted Period, Mr. Phythian will not be permitted, directly or indirectly, to provide services for or hold ownership of any entity that competes with the business of SharpLink in the U.S., Canada, the United Kingdom and the European Union. In addition, during the restricted period, Mr. Phythian may not solicit or encourage any employee of SharpLink to terminate his or her employment or any vendor or supplier to cease doing business with SharpLink.

Chris Nicholas, Chief Operating Officer

Under his employment agreement, Mr. Nicholas receives an annual base salary of $240,000 and is eligible to receive an annual bonus, as determined by the SharpLink’s Board of Directors, of up to 25% of his base salary. Following SharpLink merger with Legacy MTS, Mr. Nicholas received a grant of options under the 2021 Plan to acquire 300,000 SharpLink Ordinary Shares. One third vested and are exercisable on the grant date, one third will vest and be exercisable on the first anniversary of the grant date and one third will vest and become exercisable on the second anniversary of the grant date, subject in all cases to Mr. Nicholas’s continued services to SharpLink.

Mr. Nicholas also receives certain medical and fringe benefits, including 100%of the premiums payable for medical insurance benefits for Mr. Nicholas and his immediate family during the time of his employment and reimbursement of travel and other expenses incurred in connection with the performance of his duties in accordance with SharpLink policies. Mr. Nicholas is also entitled to receive an indemnification letter in the form identical to the form provided to SharpLink’s other officers and directors and to be included in SharpLink’s directors’ and officers’ liability insurance policy authorized in accordance with SharpLink Compensation Policy.

Upon termination of Mr. Nicholas’s employment by either him or SharpLink regardless of the reason, Mr. Nicholas shall be entitled to (i) any earned but unpaid bonus, payable at such times as such bonus would have otherwise been paid if employment had not been terminated (unless otherwise required by law), and (ii) all other benefits for which he may be eligible in accordance with SharpLink’s policies then in effect that have vested as of the termination date. If Mr. Nicholas’s employment is terminated by SharpLink without “Just Cause” or by Mr. Nicholas for “good reason,” (as such terms are defined in Mr. Nicholas’s employment agreement), then he is entitled to a payment equal to three months of base salary and continued health coverage for such period. The payment of severance is conditioned upon Mr. Nicholas’s execution of a separation agreement that contains a full release of any claims he may have as of his employment termination date against SharpLink.

Brian Bennett, Chief Financial Officer

Under his employment agreement, Mr. Bennett receives an annual base salary of $235,000 and is eligible to receive an annual bonus, as determined by SharpLink’s Board of Directors, of up to 25%of his base salary. On the date of his hire by SharpLink, Mr. Bennett received a grant of options under the 2021 Plan to acquire 240,000 SharpLink Ordinary Shares. The shares subject to this option will vest and be exercisable equally each month on the anniversary of his hire date for 36 months, subject in all cases to Mr. Bennett’s continued services to SharpLink.

Mr. Bennett also receives certain medical and fringe benefits, including 100% of the premiums payable for medical insurance benefits for Mr. Bennett and his immediate family during the time of his employment and reimbursement of travel and other expenses incurred in connection with the performance of his duties in accordance with SharpLink policies. Mr. Bennett is also entitled to receive an indemnification letter in the form identical to the form provided to SharpLink’s other officers and directors and to be included in SharpLink’s directors and officers’ liability insurance policy authorized in accordance with SharpLink’s Compensation Policy.

Upon termination of Mr. Bennett’s employment by either him or SharpLink, regardless of the reason, Mr. Bennett shall be entitled to (i) any earned but unpaid bonus, payable at such times as such bonus would have otherwise been paid if employment had not been terminated (unless otherwise required by law), and (ii) all other benefits for which he may be eligible in accordance with the SharpLink’s policies then in effect that have vested as of the termination date. If Mr. Bennett’s employment is terminated by SharpLink without “Just Cause” or by Mr. Bennett for “good reason,” (as such terms are defined in Mr. Bennett’s employment agreement), then he is entitled to a payment equal to three months of base salary and continued health coverage for such period. The payment of severance is conditioned upon Mr. Bennett’s execution of a separation agreement that contains a full release of any claims he may have as of his employment termination date against SharpLink.

Director Compensation

The following table provides certain information concerning the compensation for services rendered in all capacities by each non-employee director serving on SharpLink’s board during the year ended December 31, 2021, other than Mr. Phythian, SharpLink’s Chief Executive Officer, and Chris Nicholas, SharpLink’s Chief Operating Officer, who did not receive additional compensation for their services as directors and whose compensation is set forth in the Summary Executive Compensation Table above.

Name	Fees Earned ($)	Option Awards ($)(1)	Total($)
Paul Abdo	$24,083	$51,609	$75,692
Joe Housman	$32,724	$51,609	$84,333
Tom Doering	$24,683	$—	$24,683
Scott Pollei	$25,283	$—	$25,283
Adrienne Anderson	$24,683	$—	$24,683

(1)	Represents the share-based compensation expenses recorded in SharpLink’s consolidated financial statements for the year ended December 31, 2021, based on the option’s fair value, calculated in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation see note 10 to SharpLink’s consolidated audited financial statements.

C.	Board Practices

Election of Directors

Our Board of Directors consists of seven members, four of which are independent directors for NASDAQ corporate governance purposes.

Pursuant to our articles of association, all of our directors (and except the outside directors) are currently elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected.

The Board of Directors may, at any time from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number.

All the members of our Board of Directors (except the outside directors whose re-election is governed by specific terms of the Israeli Companies Law) may be re-elected upon completion of their term of office. Messrs. Joseph Housman, Rob Phythian, Chris Nicholas, Paul Abdo and Tom Doering were elected by our shareholders at our annual meeting of shareholders held in December 2021.

We do not follow the requirements of the NASDAQ Stock Market Rules with regard to the nomination process of directors, but instead, follow Israeli law and practice, in accordance with which our directors are recommended by our Board of Directors for election by our shareholders. See below in this Item 6G. “Corporate Governance.”

Outside and Independent Directors

Outside Directors. Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public and are held by the public are required to appoint at least two outside directors. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person is a relative of the controlling shareholder of the company, or if the person, the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, the controlling shareholder of the company or its relative, or any entity controlling, controlled by or under common control with the company. The term “relative” means a spouse, sibling, parent, grandparent, child or child, sibling or parent of a spouse or spouse of any of the foregoing. The term affiliation includes:

●	an employment relationship;
●	a business or professional relationship maintained on a regular basis;
●	control; and
●	service as an officer holder, excluding service as an outside director of a company that is offering its shares to the public for the first time.

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

Outside directors are elected by shareholders. In general, outside directors serve for a three-year term, which may be renewed for only two additional three-year term. However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Capital Market, such as our Company, may appoint an outside director for additional terms of not more than three years each, subject to certain conditions. Such conditions include the determination by the Audit Committee and Board of Directors that in view of the outside director’s professional expertise and special contribution to the company’s Board of Directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company. Based on this provision of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, or the Relief Regulations, our Board of Directors recommended the election of Ms. Adrienne Anderson and Mr. Scott Pollei as Outside Directors upon the closing of the merger of Mer Telemanagement Solutions and SharpLink in July 2021.

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

An outside director may be re-elected to serve for additional three-year terms in one of the two following methods: (i) the Board of Directors proposed the nomination of the outside director for an additional term and her or his appointment is approved by the shareholders in the manner required to appoint outside directors for an initial term as set forth above, or (ii) in the event a shareholder holding 1% or more of the voting rights nominates the outside director for an additional term or if the outside director nominated her or himself for an additional term, the nomination is required to be approved by a majority of the votes cast by the shareholders of the company; provided that: (x) the votes of controlling shareholders, the votes of shareholders who have a personal interest in the approval of the appointment of the outside director, other than a personal interest that is not as a result of such shareholder’s connections to the controlling shareholder, and abstaining votes are excluded from the counting of votes and (y) the aggregate votes cast by shareholders in favor of the nomination that are counted for purposes of calculating the majority exceed 2% of the voting rights in the company. The outside director nominated by shareholders may not be a related or competing shareholder or a relative of such shareholder at the date of appointment and may not have an affiliation to a related or competing shareholder at the date of appointment or for the two-year period prior to the appointment. A “related or competing shareholder” is defined by the Israeli Companies Law as the shareholder that proposed the nomination or a significant shareholder (a shareholder holding 5% or more of the outstanding shares of a company or of the voting rights in a company), provided that at the date of appointment of the outside director such shareholder, its controlling shareholder or a corporation controlled by either of them, have business connections with the company or are competitors of the Company. The term “affiliation” is defined as set forth above.

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

Our Board of Directors has determined that our outside directors, Ms. Adrienne Anderson and Mr. Scott Pollei, both qualify as independent directors under the rules of the SEC and NASDAQ. Our Board of Directors has further determined that Messrs. Paul Abdo and Tom Doering both qualify as an independent director under the requirements of the SEC and NASDAQ.

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

Our Audit Committee is currently composed of Messrs. Tom Doering and Scott Pollei and Ms. Adrienne Anderson, all of whom satisfy the applicable “independence” requirements of the SEC, NASDAQ and the Israeli Companies Law for Audit Committee members. Our Board of Directors has determined that Ms. Adrienne Anderson qualifies as an Audit Committee financial expert. Our Audit Committee meets at least once each quarter.

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

In accordance with the Israeli Companies Law, our Compensation Committee must consist of no less than three members, including all of our outside directors (who must constitute a majority of its members of the committee), and the remainder of the members of the Compensation Committee are required to be directors whose terms of service and employment were determined pursuant to the regulations applicable to the terms of service of outside directors. Similar restrictions to the restrictions on the actions and membership in the Audit Committee, as discussed above under “Audit Committee”, are imposed on the Compensation Committee, with respect to, among other things, the requirement that an outside director serve as the chairman of the committee and the list of persons who may not serve on the committee. We have established a Compensation Committee that is currently composed of our outside directors, Ms. Adrienne Anderson and Mr. Scott Pollei and independent director Tom Doering. The Israeli Companies Law provides that an Audit Committee that meets the criteria for the composition of a Compensation Committee, such as our Audit Committee, can also act as the Compensation Committee.

Compensation Policy

In accordance with the Israeli Companies Law, in July 2021, our shareholders approved an updated compensation policy, amending previous policies approved by the shareholders in April 2015, August 2016 and December 2019. The Israeli Companies Law requires that a compensation policy must be approved at least once every three years.

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

Our compensation policy is intended to assist our Company to achieve its goals and its work plans with a long-term view and to ensure that:

●	the interests of the directors and officers of our Company will be as close as possible and in the closest possible conformity to the interests of our shareholders;
●	we will be able to recruit and retain senior managers who have the ability to lead our Company to business success and to confront the challenges we face;
●	our directors and officers will be motivated to achieve a high level of business performance without taking unreasonable risks;
●	an appropriate balance will be created between the various components of compensation – fixed components versus variable components, short-term versus long-term and compensation in cash versus equity-based compensation;
●	the overall compensation of each employee and especially of our officers is based on a number of components, so that each component rewards the employee for a different aspect of his or her contributions to the Company;
●	fixed-base salaries are intended to compensate the employee for the time spent in carrying out his or her work for the Company and for execution of the ongoing tasks of his or her position on a daily basis – the base salary represents the employees’ skills on one hand (such as experience, job knowledge, expertise, education, professional qualifications, etc.) and, on the other hand, the job requirements and the scope of authority and responsibilities of the employee;
●	social and incidental benefits are properly granted to employees – some of which are statutorily defined (pension savings, severance contributions, loss of work capacity insurance, vacation, sick leave, etc.), some of which reflect standard work market practice (such as savings in education funds in Israel while maximizing the inherent advantages for the employees in the tax benefits offered by the State of Israel) and some of which are intended to supplement the fixed salary and to compensate the employee for expenses incurred in the performance of his or her work (such as travel costs);
●	variable, performance-based rewards (such as annual bonus, commissions and grants) are intended to compensate the employee for his or her achievements and contribution to our Company’s goals during the period for which the variable compensation is paid – in general, the weight ascribed to this component as a part of the total compensation package increases as the employee is in a more senior position; and
●	equity-based compensation is intended to tie between the maximization of shareholders’ value as expressed in the value of our ordinary shares in the long-term and the compensation given to managers and employees of our Company – we believe that this compensation creates proximity between the interests of our employees and managers and our shareholders, and thus assists in motivating and retaining key position holders in the Company.

In order to ensure consistency between all of the compensation components, in their approval deliberations for each of the components of compensation for an office holder, the Compensation Committee and the Board of Directors will be presented with the entire compensation package of the office holder.

Internal Audit

Under the Israeli Companies Law, the Board of Directors of a public company must appoint an internal auditor nominated by the Audit Committee. A person who does not satisfy the Israeli Companies Law’s independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the Company’s conduct with applicable law and orderly business practice. Mr. Doron Cohen of Fahn Kanne & Co., the Israeli member firm of Grant Thornton International Ltd., has served as our internal auditor for the years ending December 31, 2020 and 2021.

Directors’ Service Contracts

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An “office holder” is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his or her approval or performed by him or her by virtue of his or her position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder’s position in the Company and any other position he or she holds or his or her personal affairs, (ii) avoiding any competition with the Company’s business, (iii) avoiding exploiting any business opportunity of the Company in order to receive personal gain for the office holder or others, and (iv) disclosing to the Company any information or documents relating to the Company’s affairs that the office holder has received due to his position as an office holder.

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

Approval Process of Terms of Service and Employment of Office Holders

The process for approval of Terms of Service and Employment of office holders is as follows:

●	With respect to our chief executive officer, a controlling shareholder or a relative of a controlling shareholder, approval is required by the (i) Compensation Committee, (ii) Board of Directors and (iii) company’s shareholders with the “special majority” described above (in that order). Subject to certain conditions, the Israeli Companies Law provides an exemption from the shareholder approval requirement in connection with the approval of the Terms of Service and Employment of a CEO candidate or a temporary exemption as described above in connection with the terms of service of Mr. Phythian, our current CEO.

●	With respect to a director, approval is required by the (i) Compensation Committee, (ii) Board of Directors and (iii) company’s shareholders with a regular majority (in that order).

●	With respect to any other office holder, approval is required by the Compensation Committee and the Board of Directors (in that order); however, in the event of an update of existing Terms of Service and Employment, which the Compensation Committee confirms is not material, Compensation Committee approval is sufficient.

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

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

The disclosure requirements that apply to an office holder also apply to a transaction in which a controlling shareholder of the Company has a personal interest. The Israeli Companies Law provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in which the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding Terms of Service and Employment, must be approved by the Audit Committee or the Compensation Committee, as the case may be, the Board of Directors and shareholders. The shareholders’ approval of such a transaction requires a simple majority approval and the fulfillment of one of the following conditions: (i) at least a majority of the votes cast by shareholders who have no personal interest in the transaction and who vote on the matter are voted in favor of the transaction, or (ii) the votes cast by shareholders who have no personal interest in the transaction voted against the transaction do not represent more than 2% of the voting rights in the Company. In addition, any such transaction with a term that exceeds three years requires approval as described above every three years, unless (with respect only to extraordinary transactions and not to other transactions that require the special approval process) the Audit Committee approves that a longer term is reasonable under the circumstances.

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

Following the expiration of our previous policy, we acquired a new directors’ and officers’ policy with liability coverage of $5.0 million, and additional side A (only) coverage of $5.0 million, commencing July 26, 2021. Our shareholders approved the purchase of the new policy commencing July 26, 2021 and the terms and conditions for the purchase, renewal, extension and/or replacement, from time to time, of our directors’ and officers’ liability insurance policy for all directors and officers of our company and its subsidiaries, who may serve from time to time (including our Chief Executive Officer), or the New Policy, as follows: (i) the coverage limit per claim and in the aggregate under the New Policy may not exceed an amount representing an increase of 25% in any year, as compared to the previous year’s aggregate coverage limit; (ii) our Compensation Committee determines that the New Policy is on market terms; and (iii) any New Policy may not be entered into after 2023. No further approval of our shareholders will be required in connection with any renewal and/or extension and/or purchase of the New Policy entered into in compliance with the foregoing terms. and conditions.

Administrative Sanctions. The Israeli Securities Authority is authorized to impose administrative sanctions against companies like ours and their office holders for certain violations of the Israeli Securities Law or the Israeli Companies Law. These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1.0 million (currently equivalent to approximately $309,000), plus the greater of the following amounts payable to persons who suffered damages as a result of the violation: (i) the amount of profits earned or losses avoided by the violator as a result of the violation, up to the amount of the applicable fine, or (ii) compensation for damages suffered by the injured persons, up to 20% of the fine imposed on the violator.

Only certain types of liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys’ fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them (as described in clause (ii) of the immediately preceding paragraph) are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company’s articles of association.

D.	Employees

As of December 31, 2021, the Company had 53 employees; 45 employees reside in the United States of America, 7 reside in Israel and 1 resides in Hong Kong. Of the employees employed on December 31, 2021, 21 employees we hired through the MTS merger on July 26, 2021. All employees as of December 31, 2021 are non-union.

As of December 31, 2020, the Company had 21 employees, all of whom reside in the Unites States of America. All employees as of December 31, 2021, are non-union.

As of December 31, 2019, the Company had 20 employees, all of whom residing in the Unites States of America. All employees as of December 31, 2021, are non-union.

E.	Share Ownership

The following table sets forth certain information as of May 16, 2022 regarding the beneficial ownership of our Ordinary Shares by each of our executive officers and directors as a group.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Named Executive Officers
Rob Phythian	346,870	1.5%
Chris Nicholas	246,870	1.1%
Brian Bennett	66,666	*

Non-Employee Directors
Paul Abdo	96,463	*
Joe Housman	100,139	*
Tom Doering	—	*
Scott Pollei	—	*
Adrienne Anderson	—	—
All director and executive officers as a group	857,008	3.7%

* Indicates less than 1%

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

(2) Percentages are calculated based on 22,361,887 Ordinary Shares currently issued and outstanding less 900 ordinary shares held as treasury stock, in addition to 886,458 Ordinary Shares issuable to Alpha Capital Anstalt (“Alpha Capital”) upon conversion of Pre-Funded Warrants or Preferred Shares giving effect to the Beneficial Ownership Limitation.

Stock Option Plans

2003 Israeli Share Option Plan

In August 2013, MTS shareholders approved amendments to the 2003 Israeli Share Option Plan, or the 2003 Plan. Its term was extended by ten years so that the 2003 Plan will expire on November 30, 2023, unless further extended. Options granted under the 2003 Plan are not assignable or transferable by an optionee, other than by will or by laws of descent and distribution, and during the lifetime of an optionee may be exercised only by the optionee or by the optionee’s legal representative. Such options may be exercised as long as the optionee is employed by, or providing services to us or any of our affiliates, to the extent the options have vested and, under certain circumstances set forth in the 2003 Plan, for a period of 90 days thereafter. The Board of Directors or the stock option committee, as the case may be, may permit options to continue to be in effect following the termination of employment, so long as the resolution is adopted prior to expiration of the options as a result of termination and there is no change in the original expiration date of the options.

In each of August 2013 and August 2017, our shareholders approved an increase in the number of ordinary shares issuable under the 2003 Plan by an additional 333,334 ordinary shares (i.e. an aggregate of 666,666 ordinary shares).

During 2021 83,334 warrants and 25,000 options were granted. The warrants granted in 2021 had a weighted-average exercise price of $1.85 per share. The options granted in 2021 had an exercise price of $0. The weighted average exercise price of outstanding awards under the 2003 Israeli Share Options Plan was $1.42 per share.

2020 SharpLink Stock Incentive Plan

In December 2020, SharpLink, Inc.’s Board of Directors approved the 2020 Stock Incentive Plan, or the 2020 Plan. Equity instruments allowed to be granted under the plan include stock options, restricted stock awards, stock appreciation rights, performance units and stock bonuses. The 2020 Plan allowed for grants of up to 400,000 shares of SharpLink, Inc. and the 2020 Plan expires on December 23, 2030. Prior to the MTS Merger, 360,000 stock options had been granted under the 2020 Plan. Through the MTS Merger, SharpLink Gaming assumed the 2020 Plan and exchanged all outstanding stock options in SharpLink, Inc. for those in SharpLink Gaming Ltd. at an exchange rate of 1.3352 shares of SharpLink Gaming Ltd. for one share of SharpLink, Inc. As a result, there were 480,664 stock options outstanding as of the MTS Merger date in SharpLink Gaming Ltd.

During 2021, there were no grants under the 2020 Plan. As of December 31, 2021, there are 449,004 stock options outstanding with a weighted average exercise price of approximately $0.94 per share. There will be no future grants made through the 2020 Plan as the plan was succeeded by the 2021 Equity Incentive Plan.

2021 Equity Incentive Plan

In July 2021, the Company’s shareholders approved the 2021 Equity Incentive Plan, or the 2021 Plan. The plan is the successor to and continuation of the 2020 SharpLink Stock Option Plan. The Equity instruments allowed to be granted under the plan include stock options, warrants, stock appreciation rights, restricted stock awards, and restricted stock units. The 2021 Plan allowed for grants of up to 2,336,632 shares and expires on December 23, 2030.

During 2021, there were 1,312,000 stock options granted under the 2021 Plan with a weighted average exercise price of $6.33 per share.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information as of May 16, 2022 regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our Ordinary Shares.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares (1)
SportsHub Games Network, Inc.	8,893,803	39.8%
Alpha Capital Anstalt (2)	2,301,487	9.9%

(1)	Percentages are calculated based on 22,361,881 Ordinary Shares currently issued and outstanding less 900 ordinary shares held as treasury stock, in addition to 886,458 Ordinary Shares issuable to Alpha Capital Anstalt (“Alpha Capital”) upon conversion of Pre-Funded Warrants or Preferred Shares giving effect to the Beneficial Ownership Limitation.

(2)	Beneficial ownership reflects the maximum number of Ordinary Shares that may be acquired by Alpha Capital pursuant to the Beneficial Ownership Limitation. Pursuant to the Company’s records, Alpha owns up to 2,301,487 Ordinary Shares, 52,099 Preferred A-1 Shares, 124,810 Preferred B Shares, warrants to purchase 367,233 Ordinary Shares at an exercise price of $0.01 per share, and warrants to purchase 2,666,667 Ordinary Shares at an exercise price of $4.50 per share.

Significant Changes in the Ownership of Major Shareholders

MTS and SharpLink Merger

On July 26, 2021, Mer Telemanagement Solutions Ltd. (“Legacy MTS”), New SL Acquisition Corp., a wholly owned subsidiary of MTS (“Merger Sub”) and privately held SharpLink, Inc. (“SharpLink, Inc.”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub merged with and into SharpLink, Inc., with SharpLink, Inc. surviving as a wholly owned subsidiary of Legacy MTS (the “Reverse Merger” or “Merger”). Following the Merger, we changed our name from Mer Telemanagement Solutions Ltd. to SharpLink Gaming Ltd. (“SharpLink”) or “Combined Company”). On a fully-diluted basis for the Combined Company, SharpLink, Inc. shareholders own approximately 86% of the Combined Company (inclusive of a stock option pool of 10% of the fully-diluted outstanding share capital of the Combined Company), and MTS’s securityholders own approximately 14% of the fully-diluted outstanding capital of the Combined Company.

As a result of the Merger, each outstanding share of SharpLink, Inc. common stock was converted into the right to receive SharpLink ordinary shares (as defined in the Merger Agreement), calculated pursuant to the Exchange Ratio (as defined in the Merger Agreement). Each outstanding share of SharpLink, Inc. Preferred Stock Series A was converted into the right to receive SharpLink Preferred Stock Series A-1 shares, calculated pursuant to the Exchange Ratio. Each outstanding share of SharpLink, Inc. Preferred Stock Series A-1 was converted into the right to receive SharpLink Preferred Stock Series A-1 shares, calculated pursuant to the Exchange Ratio. Each outstanding share of SharpLink, Inc. Preferred stock series B was converted into the right to receive SharpLink Preferred Stock Series B, calculated pursuant to the Exchange Ratio.

Alpha Capital Financings

In September 2018, MTS entered into the Alpha Capital SPA with Alpha Capital, an institutional investor, for the investment in a newly-created class of convertible preferred shares, at a price per preferred share of $1.14. The price per share was determined based on a 15% discount to the volume weighted average price of our ordinary shares for the three trading days preceding the signing of the term sheet with Alpha Capital in June 2018. In June 2018, Alpha Capital invested $200,000 in consideration for the issuance of 175,439 of our Ordinary Shares. In October 2018, our shareholders approved the Alpha Capital SPA and the transactions contemplated thereby and the adoption of amended and restated articles of association and certain changes to the structure of our Board of Directors.

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

In connection with a closing condition of the Merger Agreement with MTS and SharpLink, Alpha Capital invested $6.0 million in exchange for approximately 2.8 million shares of SharpLink Preferred stock series B.

In November 2021, Alpha Capital acquired 1,413,075 Ordinary Shares, par value NIS 0.06 per share, at an offering price of $3.75 per share, and pre-funded warrants to purchase 1,253,582 Ordinary Shares at an exercise price of $0.01 per Ordinary Share for a purchase price of $3.75 per Pre-Funded Warrant. The total gross proceeds to the Company were $9,987,465. In addition, concurrently with the purchase of Ordinary Shares and pre-funded warrants, Alpha received warrants to purchase 2,666,667 Ordinary Shares at an exercise price of $4.50 per Ordinary Share.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights with respect to their Ordinary Shares. The Preferred Shares do not confer upon the holders thereof any voting rights or any right to appoint directors or any other right with respect to general meetings, including without limitation, attending, voting at or requesting to convene, such general meetings or proposing matters for the agenda of such general meetings. However, Alpha Capital Anstalt has certain veto rights as long it holds the Preferred Shares and can vote its Preferred Shares on an as converted basis up at our general meeting, up to 9.99% of voting power pursuant to the limitation described above. Please see “Alpha Capital Veto” below.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of May 16, 2022, there were 54 holders of record of our ordinary shares, of which XX record holders holding approximately 51%of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 49% of our outstanding ordinary shares as of such date).

B.	Related Party Transactions

Shared Services with SportsHub

SharpLink and SportsHub Games Network, Inc., which holds approximately 40% of the voting power of SharpLink, are party to a Shared Services Agreement dated May 28, 2021. Under the terms of the Shared Services Agreement, SportsHub provides SharpLink. with office space for certain company employees, accounting and other administrative services from SportsHub personnel, webhosting services and IT subscriptions, business insurance coverage, cell phone and ISP access, and additional services the parties may agree upon from time to time. SharpLink reimburses SportsHub for SharpLink’s allocated share of the cost of such services. Generally, services are allocated based on passthrough of the cost of SharpLink’s direct usage (such as cellphone plan coverage and webhosting services) or allocated based on share of headcount (such as the office lease and ISP).

The cost of shared personnel is allocated based on the parties’ estimate of time performing services for each entity. Shared personnel costs include salary, benefits, and related tax withholdings, which are allocated pro rata based on SharpLink’s and SportsHub’s estimate of the percentage of the working time a shared employee provides services to each company. Under the Shared Services Agreement, employees of SharpLink may also provide services to SportsHub. To the extent that SharpLink employees provide services to SportsHub, the cost of those services is offset against amounts otherwise owed under the Shared Services Agreement. Mr. Phythian, the Chief Executive Officer of SharpLink, and Mr. Nicholas, Chief Operating Officer of SharpLink, were also both employees of SportsHub until June 1, 2021.

SharpLink does not pay a markup or share of overhead expenses to SportsHub for the shared services. The Shared Services Agreement has a one-year term and automatically renews for successive one-year periods unless terminated by either party. SharpLink may terminate the Shared Services Agreement or any individual services received thereunder upon 30 days’ notice to SportsHub, and SportsHub may terminate the Shared Services Agreement or any service thereunder upon 90 days’ notice to SharpLink.

The Shared Services Agreement formally documented the shared service arrangement that was previously in place between SportsHub and SharpLink. Prior to the entry into the Shared Services Agreement, SharpLink reimbursed SportsHub for services in the amounts of approximately $2.2 million and approximately $2.3 million in 2020 and 2019, respectively. Included in those amounts is an amount of approximately $1.5 million (for each of 2020 and 2019) related to SharpLink’s Sports Gaming Client Services operating segment, which was acquired by SharpLink from SportsHub in November 2020, which was accounted for as a common control merger, with expenditures by SportsHub on the Sports Gaming Client Services business treated, until the date of acquisition by SharpLink, as reimbursements for accounting purposes. Beginning in late 2020, SharpLink implemented steps to separate its operations from SportsHub, including transferring the payroll of the Sports Gaming Client Services segment and SharpLink’s Chief Executive Officer and Chief Operating Officer to SharpLink. Further, effective as of June 1, 2021, SharpLink’s Chief Executive Officer and Chief Operating Officer resigned from their positions as officers of SportsHub. As a result, SharpLink now receives significantly fewer services from SportsHub than in previous periods. SharpLink reimbursed SportsHub between $90,000 to $240,000 in each quarter of 2021 with an aggregate reimbursement of approximately $620,000. The reduction from 2020 was primarily the result of the transfer of employees referenced above. Pursuant to the terms of the Shared Services Agreement, for as long as SharpLink’s employees provide services to SportsHub, the cost of such services provided to SportsHub will be offset against amounts reimbursable by SharpLink to SportsHub.

SportsHub Affiliate Marketing Partner Agreement

SharpLink and SportsHub are party to an Affiliate Marketing Partner Agreement, or Partner Agreement, dated September 1, 2020. Under the Partner Agreement, SportsHub integrates SharpLink’s sportsbook marketing product suite into websites operated by SportsHub, and SharpLink pays SportsHub a portion of the fees SharpLink receives for sportsbook client referrals through the marketing products. The Partner Agreement has a five-year term and its general terms are the same as those of equivalent agreements with other unaffiliated third party marketing partners of SharpLink. There were no payments earned under this agreement since its inception.

Connecticut Facility Lease

SharpLink leases office space in Collinsville, Connecticut from CJEM, LLC, an entity owned by Chris Nicholas, SharpLink’s Chief Operating Officer and member of its Board of Directors and a director nominee, pursuant to a lease dated December 16, 2020. SharpLink paid approximately $38,000 in each of 2021, 2020 and 2019 under such lease. The current term of the lease expires on December 31, 2023, and SharpLink has the right to extend the Lease under the same terms for an additional three-year term through December 31, 2026.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

See the consolidated financial statements, including the notes thereto, included in Item 18.

Export Sales

See Note 11 of our consolidated financial statements.

Legal Proceedings

SharpLink is not party to any currently pending legal proceedings, and its management is not aware of any governmental authority contemplating any proceeding to which it would be a party or to which its properties would be subject.

Dividend Distribution Policy

We have never declared or paid cash dividends to our shareholders. We intend to retain future earnings for use in our business and do not anticipate declaring or paying cash dividends on our ordinary shares in the foreseeable future. Any future dividend policy will be determined by our Board of Directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions as the Board of Directors may deem relevant.

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

B.	Significant Changes

Term Loan Agreement

On January 31, 2022, FourCubed Acquisition Company, a wholly-owned subsidiary of the Company, entered into a $3,250,000 term loan agreement with Platinum Bank. The agreement bears interest at a rate of 4.00 percent and requires a fixed monthly payment of $59,854, consisting of principal and interest, through the term loan’s maturity, January 31, 2027.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The Company’s Ordinary Shares are traded on the NASDAQ Capital Market under the ticker symbol “SBET.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Since the Company’s public offering in May 1997, our shares have been listed on the NASDAQ Capital Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expense of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Set out below is a description of certain provisions of our Articles of Association and of the Israeli Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Articles of Association, which are incorporated by reference as exhibits to this Annual Report, and to Israeli law.

Purposes and Objects of the Company

We are a public company registered under the Israeli Companies Law as SharpLink Gaming Ltd., registration number 520042904. Our objects and purposes, as provided by our Articles of Association, are to carry on any lawful activity.

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

The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy and holding Ordinary Shares (on an as-converted basis) conferring in the aggregate more than 25% of the total voting power attached to the Ordinary Shares of the Company. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any two or more holders of Ordinary Shares (on an as-converted basis).

A resolution, including, but not limited to, a resolution to amend the Articles and to approve a merger of the Company, shall be deemed adopted at a general meeting if the requisite quorum is present and the resolution is supported by holders of Ordinary Shares (on an as-converted basis) present, in person or by proxy, vested with more than 50% of the total voting power attached to the Ordinary Shares (on an as-converted basis) whose holders were present, in person or by proxy, at such general meeting and voted thereon, or such other percentage as is required by these Articles or by the law.

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

C.	Material Contracts

Not applicable.

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

Controlled Foreign Companies

Under the controlled foreign companies rules, an Israeli company may become subject to Israeli taxes (as deemed dividends) on non-distributed profits of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains) and if the taxes imposed outside of Israel are no more than 15% of the profits.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, Industrial Companies are entitled to certain corporate tax benefits, including, among others:

●	deduction, under certain conditions, of purchases of know-how and patents over an eight-year period for tax purposes;
●	right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies; and
●	deductions over a three-year period of expenses involved with the issuance and listing of shares on the Tel Aviv Stock Exchange or, on or after January 1, 2003, on a recognized stock market outside of Israel.

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

The terms of the Israeli Government participation generally require that the products developed with such grants be manufactured in Israel and that the know-how developed under an approved research and development program may not be transferred to any third party. However, the IIA may approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute or subject to increased royalties’ payments. In addition, under certain circumstances and subject to the IIA’s prior approval, know-how that has been funded by the IIA may be transferred to a third party. The approval for transferring the know-how outside of Israel, can be generally provided in the following cases: (a) the grant recipient pays to the IIA a portion of the consideration paid for such funded know-how (according to a certain formulas), (b) the grant recipient receives know-how from a third party in exchange for its funded know-how, or (c) such transfer of funded know-how arises in connection with certain types of cooperation in research and development activities. No approval is required for the sale or export of any products resulting from such research and development.

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

Taxation of Israeli Shareholders

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends, at the rate of 25%, or 30% for a shareholder that is considered a material shareholder (within the meaning of the Israeli Income Tax Ordinance) at any time during the 12-month period preceding such distribution. Dividends paid on our ordinary shares to Israeli companies are exempt from such tax, except for dividends distributed from income derived outside of Israel, which are subject to the 25% tax rate. As of January 1, 2013, an additional income tax at a rate of 2% is imposed on high earners whose annual income or gain, or the Income Celling, exceeds NIS 811,560. As of January 1, 2018, the rate was increased to 3% and the Income Celling was dropped to a sum of NIS 640,000.

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

As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. The income tax rate applicable to Real Capital Gain derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. Additionally, if such shareholder is considered a “material shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 30%. As of January 1, 2013, an additional income tax at a rate of 2% is imposed on high earners whose Income Celling exceeds NIS 811,560. As of January 1, 2017, the rate was increased to 3% and the Income Celling was dropped to a sum of NIS 640,000.

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

Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2014, in which case the applicable tax rate is 26.5% and, commencing January 1, 2016, was set at 25%. As of January 1, 2017, the corporate tax rate was reduced to 23%. However, during the period of January 1, 2017, until December 31, 2017 the tax rate was 24%. The foregoing tax rates do not apply to shareholders who acquired their shares prior to an initial public offering (which shares may be subject to a different tax arrangement).

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

United States Federal Income Taxation

The following is a general discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Ordinary Shares. This description addresses only the U.S. federal income tax considerations that may be relevant to U.S. Holders (as defined below) who hold our Ordinary Shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”) Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof and the U.S.-Israel Tax Treaty (the “Treaty”), all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively or to differing interpretations. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not take a different position concerning the tax consequences of the acquisition, ownership or disposition of our Ordinary Shares or that such a position would not be sustained. This discussion does not address all tax considerations that may be relevant to a U.S. Holder of Ordinary Shares. In addition, this description does not account for the specific circumstances of any particular investor, such as:

●	broker-dealers;
●	financial institutions or financial services entities;
●	certain insurance companies;
●	investors liable for alternative minimum tax;
●	regulated investment companies, real estate investment trusts or grantor trusts;
●	dealers or traders in securities, commodities or currencies;
●	tax-exempt organizations;
●	retirement plans;
●	S corporations;
●	pension funds;

●	certain former citizens or long-term residents of the United States;
●	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar;
●	persons who hold Ordinary Shares through partnerships or other pass-through entities;
●	persons who acquire their Ordinary Shares through the exercise or cancellation of employee stock options or otherwise as compensation for services;
●	direct, indirect or constructive owners of investors that actually or constructively own at last 10% of the total combined voting power of our shares, or at least 10% of our shares by value; or
●	investors holding Ordinary shares as part of a straddle, appreciated financial position, a hedging transaction or conversion transaction.

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

For purposes of this summary the term “U.S. Holder” means a person that is eligible for the benefits of the Treaty and is a beneficial owner of Ordinary Shares who is, for U.S. federal income tax purposes:

●	an individual who is a citizen or a resident of the United States;
●	a corporation or other entity taxable as a corporation for United Stated federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust if the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if (i) a court within the United States is able to exercise primary supervision over the trust’s administration, and (ii) one or more U.S. persons have the authority to control all of the substantial decisions of the trust.

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

●	Mark-to-market elections: If we are a PFIC for any taxable year during which you hold ordinary shares, then instead of being subject to the tax and interest charge rules discussed above, you may make an election to include gain on the ordinary shares as ordinary income under a mark-to-market method, provided that such ordinary shares are “marketable.” The ordinary shares will be marketable if they are “regularly traded” on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations, such as the New York Stock Exchange (or on a foreign stock exchange that meets certain conditions). For these purposes, the ordinary shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. However, because a mark-to-market election cannot be made for any lower tier PFICs that we may own, you will generally continue to be subject to the PFIC rules discussed above with respect to your indirect interest in any investments we own that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. As a result, it is possible that any mark-to-market election with respect to the ordinary shares will be of limited benefit.

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

●	Qualified electing fund elections: In certain circumstances, a U.S. equity holder in a PFIC may avoid the adverse tax and interest charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to the ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable U.S. Treasury regulations. We do not intend to provide the information necessary for you to make a qualified electing fund election if we are classified as a PFIC. Therefore, you should assume that you will not receive such information from us and would therefore be unable to make a qualified electing fund election with respect to any of our ordinary shares were we to be or become a PFIC.

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

F. Dividend and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the reporting requirements of the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also submit to the SEC reports on Form 6-K containing (among other things) press releases and unaudited financial information. We post our annual report on Form 20-F on our website (www.sharplink.com) promptly following the filing of our annual report with the SEC. The information on our website is not incorporated by reference into this annual report.

The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. We make our reports available on our internet website, free of charge, as soon as reasonably practicable after such material is electronically filed with the SEC. The documents concerning our company that are referred to in this annual report may also be inspected at our offices located at 333 Washington Avenue North, Suite 104, Minneapolis, Minnesota 55401.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUINCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were not effective at a reasonable level of assurance as of December 31, 2021, due to the material weakness in our internal control over financial reporting discussed below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the Company;
●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO - 2013 framework) in Internal Control-Integrated Framework.

Management excluded an assessment of the effectiveness of the Company’s internal control over financial reporting related to the MTS and FourCubed businesses, which are included in the Enterprise TEM and Affiliate Marketing Services – International segments, respectively. The Company acquired MTS and FourCubed on July 26, 2021 and December 31, 2021, respectively. Together, the MTS and FourCubed businesses represent 31% of the Company’s consolidated total assets (excluding goodwill and intangible assets, net, which were included in management’s assessment of internal control over financial reporting as of December 31, 2021) and 37% of the consolidated revenues for the year ended December 31, 2021.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We did not maintain effective internal controls over the accounting for stock options and warrants, specifically valuation of warrants assumed, a component of consideration paid, in the MTS Merger and stock options granted as stock-based compensation to employees. The internal controls to assess the valuation of warrants assumed in the MTS Merger, and valuation and recognition of stock options granted to employees were not performed at the appropriate level of precision. The material weakness resulted in an adjustment to reduce the MTS (Enterprise TEM) goodwill and additional paid-in capital by $134,702. Goodwill impairment subsequently recorded for the Enterprise TEM reporting unit during the year ended December 31, 2021 was adjusted to be reduce the goodwill impairment expense by $134,702 due to the aforementioned error. Stock compensation expense, which is recorded in selling, general and administrative expenses in the consolidate statement of operations was adjusted to reduce stock compensation expense by $47,675 due to improper determination of fair value of awards for the year ended December 31, 2021. Stock compensation expense was also adjusted to increase stock compensation expense by $44,458 due to improper recognition of awards over the vesting period for the year ended December 31, 2021. The Company’s consolidated financial statements for the year ended December 31, 2021 reflect the correction of these errors.

During 2022, we intend to enhance the control activities related to the valuation and recognition of warrants or other share-based compensation assumed in acquisitions and granted to employees. We believe the Company’s remediation plan will effectively remediate the material weakness, but the material weakness will not be considered remediated until the control operates for a sufficient period of time and management has concluded through testing that this control is operating effectively.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

As mentioned above, on July 26, 2021 and December 31, 2021, respectively, we completed the MTS Merger and FourCubed Acquisition. As part of our ongoing integration of the MTS and FourCubed businesses, we continue to incorporate our controls and procedures into the subsidiaries of both businesses and to expand our company-wide controls to reflect the risks inherent in an acquisition of this size and complexity.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Ms. Adrienne Anderson, an independent and outside director, meets the definition of an Audit Committee financial expert, as defined by rules of the SEC.

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

	Year Ended December 31,
Services Rendered	2021	2020
Audit Fees (1)	$737,000	$314,000

(1) Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit and reviews of our interim financial results, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings such as on Forms S-4, F-3 and S-8.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accountants, RSM US LLP. All services rendered by RSM US LLP in 2021 were pre-approved by the Audit Committee. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the Audit Committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our Audit Committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Committee, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.

ITEM 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any affiliated purchaser has purchased any of our ordinary shares during 2021, other than shares purchased in a private placement.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Kost Forer Gabby & Kasierer (“KFGK”), a member firm of Ernst & Young Global, was replaced as the independent registered public accounting firm to SharpLink Gaming Ltd. (“SharpLink” or the “Company”) effective upon completion of the services related to the audit for the Company’s calendar year ended December 31, 2020 and review services for the as of, and for the six months ended, June 30, 2021. SharpLink’s Audit Committee participated in, and approved, the decision to change auditors. KFGK’s reports on the Company’s financial statements for the fiscal years ended December 31, 2020 and December 31, 2019 contained no adverse opinion or disclaimer nor were they qualified or modified as to uncertainty, audit scope or accounting principles, other than in the year ended December 31, 2020 and in the year ended December 31, 2019 to include an explanatory paragraph regarding substantial doubt as to the Company’s ability to continue as a going concern. During the Company’s fiscal years ended December 31, 2020 and December 31, 2019 and through September 30, 2021, (i) there were no disagreements with KFGK on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of KFGK, would have caused it to make reference to the subject matter of the disagreements in conjunction with its reports on the Company’s financial statements for such years, and (ii) there were no “reportable events” of the kind described in Item 304(a)(1)(v) of Regulation S-K, under the Securities Exchange Act of 1934, as amended.

On December 22, 2021, SharpLink by action of its Board of Directors upon the recommendation of the Company’s Audit Committee engaged RSM US LLP (“RSM”) as the independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ended December 31, 2021; and the shareholders of the Company ratified RSM as the independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ended December 31, 2021 at the Annual General Meeting of Shareholder held in December 2021.

During the Company’s fiscal years ended December 31, 2020 and December 31, 2019 and through September 30, 2021, neither the Company nor anyone on its behalf has consulted with RSM on items which (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements; or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a)(1)(v) of said Item 304).

The Registrant has requested KFGK to furnish it with a letter addressed to the Securities and Exchange Commission stating whether KFGK agrees with the statements contained above. A copy of the letter from KFGK, dated May 16, 2022 to the Securities and Exchange Commission is filed as an exhibit hereto.

ITEM 16G.	CORPORATE GOVERNANCE

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our Company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ rules must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. We have provided NASDAQ with notices of non-compliance with respect to the following NASDAQ rules:

●	The requirements regarding the directors’ nominations process. Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders. See Item 6C. “Directors, Senior Management and Employees - Board Practices - Election of Directors.

●	The requirement to obtain shareholder approval for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Under Israeli law and practice, the approval of the Board of Directors is required for the establishment or amendment of equity based compensation plans and private placements. Under Israeli regulations, Israeli companies whose shares have been publicly offered only outside of Israel or are listed for trade only on an exchange outside of Israel, such as our company, are exempt from the Israeli law requirement to obtain shareholder approval for private placements of a 20% or more interest in the company. For the approvals and procedures required under Israeli law and practice for an issuance that will result in a change of control of the company and acquisitions of the stock or assets of another company, see Item 6C. “Directors, Senior Management and Employee - Board Practices - Approval of Related Party Transactions Under Israeli Law-Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders” and Exhibit 2,2 to this Form 20-F.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 16L.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements

December 31, 2021

SharpLink Gaming Ltd.

SharpLink Gaming Ltd.
Table of Contents
December 31, 2021

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of SharpLink Gaming Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SharpLink Gaming Ltd. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of a Matter – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed at Note 2 to the financial statements, the Company has suffered recurring losses from operations and has negative cash flows from operations. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of customer relationship and developed technology intangible assets

As described in Notes 1 and 3 to the financial statements, the Company completed the acquisition of Mer Telemanagement Solutions, Ltd. (MTS) on July 26, 2021 that resulted in $483,000 of intangible assets being recorded, primarily consisting of $414,000 in customer relationships. On December 31, 2021 the Company also acquired certain assets of Fourcubed that resulted in $4,928,000 in intangible assets consisting of $4,144,000 of customer relationships and $784,000 of developed technology. Management used the excess earnings method to determine the fair value of the customer relationship assets acquired, and the cost to recreate method to determine the fair value of the develop technology asset acquired. Estimating the fair value of the customer relationship assets require management to make significant judgment in formulating the estimates and assumptions about future cash flows, attrition rates, growth rates and discount rates. Estimating the fair value of the developed technology asset requires management to make significant judgments around development costs and development time.

We identified the Company’s valuation of the customer relationship and developed technology from the acquisition of MTS and Fourcubed as a critical audit matter because of the significant assumptions involved in management’s estimate, which requires a significant level of auditor judgment. Management’s significant assumptions include projections of future cash flows, attrition rates, growth rates, discount rates, as well as development costs and time to recreate the developed technology.

Our audit procedures related to the Company’s valuation of acquired customer relationships and developed technology as part of the MTS and Fourcubed acquisitions include the following, among others:

●	We evaluated the reasonableness of management’s future cashflow forecasts and growth rates by comparing the forecasts to historical results and to industry data.

●	We evaluated the reasonableness of the attrition rate by obtaining historical customer sales data, calculating an attrition rate, and comparing our estimate to management’s estimate.

●	With the assistance of our valuation specialist, we evaluated the reasonableness of the discount rate, tested the relevance and reliability of source information underlying the determination of the discount rates, tested the mathematical accuracy of the calculation and developed a range of independent estimates, and compared those to the discount rates selected by management.

●	We evaluated the reasonableness of the Company’s estimate of costs to recreate the developed technology by comparing costs expected to be incurred to internal developer costs, and tested the mathematical accuracy of the calculation.

●	We inquired of client personnel to corroborate length of time necessary for the recreation of the developed technology and evaluated the sensitivity of the underlying assumptions.

Goodwill impairment – Enterprise Telecom Expense Management

As described in Note 1 to the financial statements, the Company performs goodwill impairment testing annually, or more frequently if events or circumstances indicate the carrying value of a reporting unit that includes goodwill might exceed the fair value of that reporting unit. The Company uses an income approach to determine the fair value of the reporting unit with the key assumptions including revenue growth, operating income margin, discount rate and terminal growth rate.

We identified the valuation of goodwill for the Company’s Enterprise Telecom Expense Management (TEM) reporting unit as a critical audit matter because of the significant assumptions involved in management’s estimate, which requires a significant level of auditor judgment. Management’s significant assumptions include the estimation of revenue growth, operating income margins, discount rate, and terminal growth rate.

Our audit procedures related to the Company’s valuation of goodwill for the Enterprise – TEM reporting unit included the following, among others:

●	We tested the reasonableness of management’s projected future operating results, including revenue growth and operating income margins by comparing them to historical results and actual result for the period subsequent to acquisition. We also evaluated management’s projections in relation to industry data.

●	With the assistance of our valuation specialist, we tested the reasonableness of the discount and terminal growth rates, tested the relevance and reliability of source information underlying the determination of the discount and terminal growth rates, and developed a range of independent estimates and compared those to the discount and terminal growth rates selected by management.

●	We tested the mathematical accuracy of the calculation of the reporting unit fair value and the carrying value of the reporting unit.

●	We calculated an independent estimate of impairment utilizing historical revenue trends and projected market industry data and compared the result to management’s calculation of impairment.

/s/ RSM US LLP

We have served as the Company’s auditor since 2021.

Minneapolis, Minnesota

May 16, 2022

SharpLink Gaming Ltd.
Consolidated Balance Sheets
December 31, 2021 and 2020

	December 31, 2021	December 31, 2020
Assets

Current assets
Cash	$6,755,312	$2,585,180
Restricted cash	1,025,029	—
Accounts receivable, net of allowance for credit losses of $141,410 and $0, respectively	1,093,555	355,912
Contract asset	147,913	275,337
Prepaid expenses and other current assets	466,625	4,647

Total current assets	9,488,434	3,221,076

Investment, cost	200,000	—
Equipment, net	72,105	17,189
Right-of-use asset - operating lease	165,522	193,086
Other long-term assets	284,000	—

Intangibles
Intangible assets, net	5,979,779	608,596
Goodwill	4,369,986	381,000

Total Intangibles	10,349,765	989,596

Total assets	$20,559,826	$4,420,947

See Notes to Consolidated Financial Statements

SharpLink Gaming Ltd.
Consolidated Balance Sheets
December 31, 2021 and 2020

	December 31, 2021	December 31, 2020
Liabilities and Shareholders’ Equity

Current liabilities
Accrued expenses	$3,306,499	$241,299
Contract liabilities	1,205,058	406,508
Due to Affiliate	93,954	284,109
Commitment fee	—	577,000
Due to Seller	691,523	—
Other current liabilities	534,256	—
Current portion of lease liability	29,265	27,565

Total current liabilities	5,860,555	1,536,481

Long-term liabilities
Deferred tax liability	5,558	4,386
Other long-term liabilities	366,000	—
Lease liability	136,257	165,522

Total liabilities	6,368,370	1,706,389

Commitments and contingencies

Temporary equity
8% Redeemable convertible Series A preferred stock, $0.02 par value;	—	1,359,047
authorized shares: 800,000;
issued and outstanding shares: 0 and 2,000, respectively
liquidation preference: $0 and $2,003,507, respectively

Shareholders’ equity
Ordinary shares, $0.02 par value; authorized shares 92,900,000	447,346	215,014
issued and outstanding shares: 22,360,987 and 10,750,768, respectively
Series A-1 preferred stock, $0.02 par value;	1,094	—
authorized shares: 2,600,000;
issued and outstanding shares: 54,737;
liquidation preference: $118,741
Series B preferred stock, $0.02 par value;	2,496	—
authorized shares: 3,700,000;
issued and outstanding shares: 124,810;
liquidation preference: $274,939
Treasury stock, 900 ordinary shares at cost	(29,000)	—
Additional paid-in capital	72,101,783	3,833,891
Accumulated deficit	(58,332,263)	(2,688,128)
Stock subscription	—	(5,266)

Total shareholders’ equity	14,191,456	1,355,511

Total liabilities and shareholders’ equity	$20,559,826	$4,420,947

See Notes to Consolidated Financial Statements

16 May, 2022	/s/ Joseph Housman	/s/ Rob Phythian	/s/ Brian Bennett
Date of approval of the financial statements	Joseph Housman Chairman of the board	Rob Phythian Chief Executive Officer	Brian Bennett Chief Financial Officer

SharpLink Gaming Ltd.
Consolidated Statements of Operations
Years Ended December 31, 2021, 2020 and 2019

	2021	2020	2019

Revenues	$4,151,605	$2,278,814	$2,381,737

Cost of revenues	3,869,105	1,855,098	2,020,230

Gross profit	282,500	423,716	361,507

Operating expenses
Selling, general, and administrative expenses	6,458,644	1,630,411	743,270
Transaction expenses	4,450,544	—	—
Commitment fee expense	23,301,206	—	—
Goodwill impairment expense	21,722,213	—	—

Total operating expenses	55,932,607	1,630,411	743,270

Operating loss	(55,650,107)	(1,206,695)	(381,763)

Other income and (expense)
Loan forgiveness income	—	46,500	—
Interest income	29,055	23,468	15,777
Interest expense	—	(1,375)	(20,037)

Total other income and expense	29,055	68,593	(4,260)

Loss before income taxes	(55,621,052)	(1,138,102)	(386,023)

Provision for income tax expenses (benefit)	6,083	970	(79,870)

Net Loss from continuing operations	(55,627,135)	(1,139,072)	(306,153)

Loss from discontinued operations, net of tax	(17,000)	—	—

Net loss	$(55,644,135)	$(1,139,072)	$(306,153)

Numerator for basic and diluted net loss per share:
Net loss from continuing operations available to ordinary shareholders	$(56,407,519)	$(1,155,900)	$(306,153)

Net loss from discontinued operations available to ordinary shareholders	(17,000)	—	—

Denominator for basic and diluted net loss per share:
Weighted average shares outstanding	14,300,311	10,745,683	8,795,227

Net loss per share - Basic and diluted
Net loss from continuing operations per share	(3.94)	(0.11)	(0.03)
Net loss from discontinued operations per share	—	—	—
Net loss per share	$(3.94)	$(0.11)	$(0.03)

See Notes to Consolidated Financial Statements

SharpLink Gaming Ltd.
Consolidated Statements of Shareholders’ Equity
Years Ended December 31, 2021, 2020 and 2019

	Ordinary shares		Series A-1 preferred stock		Series B preferred stock
							Additional					Total
							Paid-In	Treasury	Stock	Accumulated	Divisional	shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	stock	subscription	deficit	equity	equity

Balance, December 31, 2018 1	—	$—	—	$—	—	$—	$—	$—	$—	$—	$1,229,561	$1,229,561

Retrospective impact of STI Common Control Merger	—	—	—	—	—	—	1,229,561	—	—	—	(1,229,561)	—
Distributions to Affiliate	—	—	—	—	—	—	—	—	—	(589,333)	—	(589,333)
Issuance of common stock	5,269,140	105,383	—	—	—	—	2,587,413	—	—	—	—	2,692,796
Common stock issued upon conversion of convertible notes	55,770	1,116	—	—	—	—	69,924	—	—	—	—	71,040
Net loss	—	—	—	—	—	—	—	—	—	(306,153)	—	(306,153)

Balance, December 31, 2019 1	5,324,910	$106,499	—	$—	—	$—	$3,886,898	$—	$—	$(895,486)	$—	$3,097,911

Issuance of common stock	3,516	69	—	—	—	—	5,197	—	(5,266)	—	—	—
Shares issued to Affiliate in common control merger	5,422,342	108,446	—	—	—	—	(108,446)	—	—	—	—	—
Distributions to Affiliate	—	—	—	—	—	—	—	—	—	(653,570)	—	(653,570)
Proceeds for prepaid stock issuance	—	—	—	—	—	—	750,000	—	—	—	—	750,000
Repayment for prepaid stock issuance	—	—	—	—	—	—	(750,000)	—	—	—	—	(750,000)
Stock-based compensation expense	—	—	—	—	—	—	67,070	—	—	—	—	67,070
Series A preferred stock discount accretion	—	—	—	—	—	—	(13,321)	—	—	—	—	(13,321)
Series A preferred stock dividend accretion	—	—	—	—	—	—	(3,507)	—	—	—	—	(3,507)
Net loss	—	—	—	—	—	—	—	—	—	(1,139,072)	—	(1,139,072)

Balance, December 31, 2020 1	10,750,768	$215,014	—	$—	—	$—	$3,833,891	$—	$(5,266)	$(2,688,128)	$—	$1,355,511

Net loss	—	—	—	—	—	—	—	—	—	(55,644,135)	—	(55,644,135)
Stock-based compensation expense	—	—	—	—	—	—	1,656,674	—	—	—	—	1,656,674
Stock option exercises	25,917	518	—	—	—	—	23,745	—	—	—	—	24,263
Collection of stock subscription	—	—	—	—	—	—	—	—	5,266	—	—	5,266
Series A preferred stock discount accretion	—	—	—	—	—	—	(373,560)	—	—	—	—	(373,560)
Series A preferred stock dividend accretion	—	—	—	—	—	—	(91,192)	—	—	—	—	(91,192)
Dividends on Series A preferred stock in ordinary shares	51,832	1,165	—	—	—	—	93,535	—	—	—	—	94,700
Issuance of Series A-1 preferred stock in exchange for Series A preferred stock	—	—	1,230,956	24,619	—	—	1,704,482	—	—	—	— —	1,729,101
											—
Issuance of Series A-1 preferred stock in exchange for commitment fee	—	—	700,989	14,020	—	—	4,752,707	—	—	—	—	4,766,727
Issuance of Series B preferred stock in exchange for commitment fee and cash	—	—	—	—	3,692,865	73,857	25,037,622	—	—	—	— —	25,111,479
											—
Dividends on Series B preferred stock in Series A-1 preferred stock	—	—	54,737	1,094	—	—	(1,094)	—	—	—	—	—
Vesting of warrant upon Go Public Transaction	850,330	17,007	—	—	—	—	1,984,670	—	—	—	—	2,001,677
Conversion of Series A-1 preferred stock into ordinary shares	1,931,945	38,639	(1,931,945)	(38,639)	—	—	—	—	—	—	—	—
Conversion of Series B preferred stock into ordinary shares	3,568,055	71,361	—	—	(3,568,055)	(71,361)	—	—	—	—	—	—
Issuance of ordinary shares in MTS Merger	3,162,951	63,258	—	—	—	—	22,075,774	(29,000)	—	—	—	22,110,032
Issuance of ordinary shares in FourCubed Acquisition	606,114	12,122	—	—	—	—	1,594,080	—	—	—	—	1,606,202
Issuance of ordinary shares, prefunded warrants and regular warrants to institutional investor	1,413,075	28,262	—	—	—	—	9,810,449	—	—	—	—	9,838,711

Balance, December 31, 2021	22,360,987	$447,346	54,737	$1,094	124,810	$2,496	$72,101,783	$(29,000)	$—	$(58,332,263)	$—	$14,191,456

1-	Equity structure was adjusted for all periods presented using the exchange ratio established in the Merger Agreement to reflect the number of shares of the legal parent (the accounting acquiree) issued in the MTS Merger (reverse acquisition). See Note 3 for a discussion of the MTS Merger.

See Notes to Consolidated Financial Statements

SharpLink Gaming Ltd.
Consolidated Statements of Cash Flows
December 31, 2021, 2020 and 2019

Includes cash flow activities from both continuing and discontinued operations	2021	2020	2019

Operating activities
Net loss	$(55,644,135)	$(1,139,072)	$(306,153)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation and amortization	270,144	133,030	97,857
Deferred tax expense (benefit)	1,172	970	(79,870)
Stock-based compensation expense	1,656,674	67,070	—
Loan forgiveness income	—	(46,500)	—
Impairment expense	21,722,213	—	—
Commitment fee expense	23,301,206	—	—
Advisory expenses in exchange for warrant	2,001,677	—	—
Changes in assets and liabilities (net of acquisitions):
Accounts receivable	42,950	557,980	27,471
Contract asset	127,424	(79,821)	(51,152)
Prepaid expenses and other current assets	(130,509)	(4,375)	—
Other long-term assets	(23,000)	—	—
Accrued expenses and Other current liabilities	664,430	151,778	36,042
Contract liabilities	(115,450)	(410,164)	350,627
Other long-term liabilities	54,000	—	—

Net cash (used for) from operating activities	(6,071,204)	(769,104)	74,822

Investing activities
Capital expenditures for equipment	(58,807)	(6,070)	(19,290)
Capital expenditures for internally developed software	(201,436)	(292,229)	(173,710)
Investment in Quintar	(200,000)	—	—
Cash and restricted cash acquired in MTS Merger	1,932,000	—	—
Acquisition of FourCubed, net of cash acquired	(5,883,477)	—	—

Net cash used for investing activities	(4,411,720)	(298,299)	(193,000)

Financing activities
Collection of stock subscription	5,266	130,532	—
Net advances to and proceeds from Affiliate	(190,155)	408,672	(124,563)
Proceeds from issuance of Series B preferred stock	6,000,000	—	—
Proceeds from issuance of ordinary shares, prefunded warrants and regular warrants, net of issuance costs	9,838,711	—	—
Proceeds from the exercise of stock options	24,263	—	—
Distributions to Affiliate	—	(653,570)	(589,333)
Series A preferred stock and commitment fee issuance, net of issuance costs	—	1,919,219	—
Proceeds from PPP loan	—	46,500	—
Proceeds for prepaid stock issuance	—	750,000	—
Repayment for prepaid stock issuance	—	(750,000)	—
Ordinary share issuance	—	—	2,562,264
Convertible notes issuance	—	—	1,882,500
Principal payments on convertible notes	—	—	(1,811,460)

Net cash from financing activities	15,678,085	1,851,353	1,919,408

Net change in cash and restricted cash	5,195,161	783,950	1,801,230

Cash and restricted cash, beginning of year	2,585,180	1,801,230	—

Cash and restricted cash, end of year	$7,780,341	$2,585,180	$1,801,230

Non-cash investing activities
Issuance of ordinary shares in MTS Merger	22,110,032	—	—
Issuance of ordinary shares in FourCubed Acquisition	1,606,202	—	—
Consideration due for FourCubed Acquisition	691,523	—	—

Non-cash financing activities
Series A preferred stock discount accretion	373,560	13,321	—
Series A preferred stock dividend accretion	91,192	3,507	—
Dividends on Series A preferred stock in ordinary shares	94,700	—	—
Issuance of Series A-1 preferred stock in exchange for Series A preferred stock	1,729,101	—	—
Issuance of Series A-1 preferred stock in exchange for commitment fee	4,766,727	—	—
Issuance of Series B preferred stock in exchange for commitment fee	25,111,479	—	—
Dividends on Series B preferred stock in Series A-1 preferred stock	315,632	—	—
Conversion of Series A-1 preferred stock into ordinary shares	6,495,828	—	—
Conversion of Series B preferred stock into ordinary shares	24,262,771	—	—
Ordinary shares issued on subscription	—	5,266	—
Conversion of convertible notes into common stock	—	—	71,040
Common stock issued on subscription	—	—	130,532

SharpLink Gaming Ltd.
Consolidated Statement of Cash Flows
December 31, 2021, 2020 and 2019

The following table provides a reconciliation of cash and restricted cash reported on the consolidated balance sheets to the amounts presented in the above consolidated statements of cash flows.

	December 31, 2021	December 31, 2020

Cash	$6,755,312	$2,585,180
Restricted cash	1,025,029	—
Cash and restricted cash	$7,780,341	$2,585,180

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021

Note 1 Summary of Significant Accounting Policies

Nature of Business – SharpLink Gaming Ltd. (the “Company” or “SharpLink”, formerly Mer Telemanagement Services or “MTS”) is an Israeli-based multi-national corporation. The Company is comprised of four operating segments: Affiliate Marketing Services – United States, Sports Gaming Client Services, Enterprise Telecom Expense Management (“TEM”) and Affiliate Marketing Services – International. On July 26, 2021, SharpLink, Inc. completed its merger with Mer Telemanagement Solutions Ltd. (the “MTS Merger”), which changed its name to SharpLink Gaming Ltd. and commenced trading on NASDAQ under the ticker symbol “SBET.” As a result of the MTS Merger, SharpLink, Inc. shareholders own 86% of the Company, on a fully diluted and as-converted basis, and has majority of the voting shares. Additionally, immediately following the closing of the MTS Merger, legacy MTS directors and officers agreed to resign, pursuant to the Merger Agreement. SharpLink, Inc.’s executives became officers of the Company and new members were appointed to the board of directors. The MTS Merger represents a reverse acquisition in which SharpLink, Inc. is the accounting acquirer and legacy MTS is the accounting acquiree. The Company applied the acquisition method of accounting to the identifiable assets and liabilities of legacy MTS, which were measured at estimated fair value as of the date of the business combination. Results of operations for legacy MTS are included in the consolidated statement of operations from the acquisition date through December 31, 2021.

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of SharpLink Gaming Ltd. and its wholly owned subsidiaries. All intercompany accounts and transactions between consolidated subsidiaries have been eliminated in consolidation.

Reclassifications – Certain reclassifications were made to the consolidated statement of operations for the years ended December 31, 2020 and 2019 to conform to the 2021 method of presentation. These reclassifications had no effect on reported revenues, operating loss, net loss from continuing operations and net loss.

Functional Currency – The functional and reporting currency of the Company is the U.S. dollar. Monetary accounts maintained in currencies other than the U.S. dollar are re-measured into U.S. dollars in accordance with Accounting Standards Codification (ASC) 830, Foreign Currency Matters. Changes in currency exchange rates between the Company’s functional currency and the currency in which a transaction is denominated are included in the Company’s results of operations as other income and expense in the period in which the currency exchange rates change.

Purchase Accounting – The purchase price of an acquired business is generally allocated to the assets acquired and liabilities assumed at their estimated fair values on the date of acquisition. Any unallocated purchase price amount is recognized as goodwill on the consolidated balance sheet if it exceeds the estimated fair value and as a bargain purchase gain on the consolidated statement of operations if it is below the estimated fair value. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment, and the utilization of independent valuation experts as well as the use of significant estimates and assumptions with respect to the timing and amounts of future cash inflows and outflows, discount rates, market prices and asset lives, among other items. The judgments made in the determination of the estimated fair value assigned to the assets acquired and liabilities assumed, as well as the estimated useful life of each asset and the duration of each liability, can materially impact the financial statements in periods after acquisition, such as through depreciation and amortization expense. Acquisition-related costs are expensed as incurred and changes in deferred tax asset valuation allowances and income tax uncertainties after the measurement period are recorded in Provision for Income Taxes.

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

STI Common Control Merger – On November 1, 2020, the Company entered into a Contribution Agreement with an Affiliate that contributed certain assets and liabilities to the Affiliate’s newly formed, wholly owned subsidiary, Sports Technologies, LLC (STI). Following this contribution, STI merged into the Company’s wholly owned subsidiary, ST Acquisitions, LLC, in a reverse triangular merger under which STI remains as the surviving subsidiary to the Company. As consideration in exchange for the merger, the Company issued 5,422,342 ordinary shares to Affiliate. The assets and liabilities contributed to STI previously operated as a division of the Affiliate. On the date of the merger, the Affiliate was a majority shareholder of SharpLink, Inc. The Company has accounted for the operations of STI beginning January 1, 2019, due to the common control nature of the merger.

Discontinued operations – Prior to the acquisition of MTS, the acquiree discontinued the operations of TABS Brazil Ltda. and Vexigo Ltd. The results of operations for discontinued operations are aggregated into a single line in the consolidated statements of operations for all periods presented.

Restricted cash – Restricted cash is a deposit account which is held by the Company on behalf of Company’s customers.

Concentrations of credit risk – Cash and restricted cash are deposited with major banks in the United States, Israel and Hong Kong. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s cash and restricted cash are institutions that have not experienced losses.

The Company performs ongoing credit evaluations of its customers. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

Accounts receivable – The Company’s policy for estimating the allowance for credit losses on accounts receivables considers several factors including historical loss experience, the age of delinquent receivable balances due, and economic conditions. Specific customer reserves are made during review of significant outstanding balances due, in which customer creditworthiness and current economic trends may indicate that it is probable the receivable will not be recovered. Accounts receivables are written off after collection efforts occur and the receivable is deemed uncollectible. Adjustments to the allowance for credit losses are recorded in selling, general and administrative expense. Allowance for credit losses as of December 31, 2021 and 2020, were $141,410 and $0, respectively. During the years ended December 31, 2021, 2020 and 2019, no amount of the allowance for credit losses balance was collected.

Investment, cost – During the year ended December 31, 2021, the Company invested $200,000 in Quintar, Inc. an augmented reality company headquartered in California. This investment provided the Company with 280,903 shares, which equates to an 1.12% ownership interest in Quintar. SharpLink does not exercise significant control over Quintar due to its minority ownership role and the fact that SharpLink does not have a seat on Quintar’s Board of Directors, nor hold any special voting rights. As a result, of the Company’s lack of influence over Quintar and the fact that the valuation of Quintar is not easily determinable (privately held business with few transactions) the Company accounts for the Quintar investment through the cost method of accounting. The Company reviews the investment for impairment at each reporting period based on current conditions. This is informed by Quintar’s operating results and financing activities. No impairment was indicated related to the Quintar investment for the year ended December 31, 2021. There were no investments for the years ended December 31, 2020 and 2019.

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

Equipment – Equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productivity capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets which ranges from three to seven years. Depreciation expense for the years ended December 31, 2021, 2020 and 2019, was $28,891, $20,331 and $15,952, respectively. Accumulated depreciation as of December 31, 2021 and 2020 was $86,989 and $58,098, respectively.

Leases – The Company determines if an arrangement is or contains a lease at inception or modification of the arrangement. An arrangement is or contains a lease if there are identified assets and the right to control the use of an identified asset is conveyed for a period of time in exchange for consideration. Control over the use of the identified asset means the lessee has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset.

For a lease with terms greater than 12 months, a right-of-use (ROU) asset and lease liability is recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The initial measurement of the operating lease ROU asset also includes any prepaid lease payments and are reduced by any previously accrued deferred rent. The Company’s operating lease does not provide a readily determinable implicit rate; therefore, the Company uses its incremental borrowing rate to discount the lease payments based on the information available at commencement date. The Company’s operating lease does not include a fixed rental escalation clause. Lease terms include optional renewal periods when it is reasonably certain that such option will be exercised. Lease expense for minimum lease payments is recognized on a straight-line basis over the expected lease term.

Intangible and Long-Lived Assets – Intangible assets consist of internally developed software, customer relationships, and acquired technology and are carried at cost less accumulated amortization. The Company amortizes the cost of identifiable intangible assets on a straight-line basis over the expected period of benefit, which ranges from three to seven years.

Costs associated with internally developed software are expensed as incurred unless they meet generally accepted accounting criteria for deferral and subsequent amortization. Software development costs incurred prior to the application development stage are expensed as incurred. For costs that are capitalized, the subsequent amortization is the straight-line method over the remaining economic life of the product, which is estimated to be five years.

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

The Company begins amortizing the asset and subsequent enhancements once the software is ready for its intended use. The Company reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date. The Company capitalized $201,436, $292,229 and $173,710 of costs in the development of its software for the years ended December 31, 2021, 2020 and 2019, respectively.

The Company reviews the carrying value of its long-lived assets, including equipment and finite-lived intangible assets, for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimate future cash flows expected to result from its use and eventual disposition. In cases where undiscounted cash flows are less than the carrying value of an asset group, an impairment loss is recognized equal to an amount by which the asset group’s carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of customer loss, obsolescence, demand, competition, and other economic factors. Based on this assessment, no long-lived asset impairment charges were recorded for the years ended December 31, 2021, 2020, and 2019.

Goodwill – The Company evaluates the carrying amount of goodwill annually or more frequently if events or circumstances indicate that the goodwill may be impaired. Factors that could trigger an impairment review include significant underperformance relative to historical or forecasted operating results, a significant decrease in the market value of an asset or significant negative industry or economic trends. The Company completes impairment reviews for its reporting units using a fair-value method based on management’s judgments and assumptions. When performing its annual impairment assessment, the Company evaluates the recoverability of goodwill assigned to each of its reporting units by comparing the estimated fair value of the respective reporting unit to the carrying value, including goodwill. The Company estimates fair value utilizing the income approach and the market approach.

The income approach requires management to make assumptions and estimates for each reporting unit, including projected future operating results, economic projections, anticipated future cash flows, working capital levels, income tax rates, and a weighted-average cost of capital reflecting the specific risk profile of the respective reporting unit. The key assumptions used in the income approach include revenue growth, operating income margin, discount rate and terminal growth rate. These assumptions are the most sensitive and susceptible to change as they require significant management judgment. Discount rates are determined by using market and industry data as well as Company-specific risk factors for each reporting unit. The discount rate utilized for each reporting unit is indicative of the return an investor would expect to receive for investing in such a business.

The market approach estimates fair value using performance multiples of comparable publicly-traded companies. In the event the fair value of a reporting unit is less than the carrying value, including goodwill, an impairment loss is recognized for the difference between the implied fair value and the carrying value of the reporting unit.

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

During the year ended December 31, 2021, the Company recorded goodwill impairment of $21,722,213 in the Enterprise TEM reporting unit, which is included in the Enterprise TEM operating segment. The Enterprise TEM reporting unit had goodwill of $858,819 and a negative carrying amount of net assets as of December 31, 2021. There is inherent uncertainty included in the assumptions used in goodwill impairment testing. A change to any of the assumptions could lead to a future impairment that could be material. The Company had no goodwill impairment for the years ended December 31, 2020 and 2019.

Severance Pay – Certain of the Company’s employees in Israel have subscribed to Section 14 of Israel’s Severance Pay Law, 5723-1963 (“Section 14”). Pursuant to Section 14, the Company’s employees, covered by this section, are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, which are made on their behalf by the Company. Payments in accordance with Section 14 release the Company from any future the severance liabilities in respect of those employees. Neither severance pay liability nor severance pay fund under Section 14 for such employees is recorded on the Company’s balance sheet.

With regards to employees in Israel that are not subject to Section 14, the Company’s liability for severance pay is calculated pursuant to the local Severance Pay Law, based on the most recent salary of the relevant employees multiplied by the number of years of employment as of the balance sheet date. These employees are entitled to one-month salary for each year of employment or a portion thereof. The Company’s liability for these employees is fully provided for via monthly deposits with severance pay funds, insurance policies and an accrual. The value of the liability of $366,000 is recorded in other long-term liabilities in the December 31, 2021 consolidated balance sheet. The value of these deposits of $284,000 is recorded in other long-term assets in the December 31, 2021 consolidated balance sheet. No severance liabilities or deposits existed as of December 31, 2020.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Severance Pay Law or labor agreements.

Transactions with Affiliate – SportsHub Games Network (“Affiliate”) owns approximately 40% of the outstanding ordinary shares of the Company as of December 31, 2021. The Affiliate has historically paid direct expenses incurred by the Company’s subsidiary, STI, which includes salaries and related expense for the employees of STI. The Affiliate collects cash on behalf of the STI’s revenue generating activities. The Company was allocated cost of revenue and selling, general, and administrative expenses totaling $284,625, $2,211,303 and $2,297,723 in the years ended December 31, 2021, 2020 and 2019, respectively, for costs incurred by the Affiliate that were clearly applicable to the current and future revenue producing activities of the Company. Management has allocated these expenses using judgement based on the most reasonable method for the type of expense. Allocation methods were based on headcount, budgeting, salaries expense, and revenue depending on the expense.

Since the merger of STI and SharpLink on November 1, 2020, the Company has generated a payable to the Affiliate for expenses paid on behalf of STI in excess of cash collected by the Affiliate on behalf of STI’s revenue generating activities, which is recorded in Due to Affiliate in the consolidate balance sheets. The excess of revenue collected by the Affiliate over the expenses paid by the Affiliate is recorded as a distribution to the Affiliate. Distribution per share has been excluded from disclosure within the consolidated statement of shareholders’ equity as only the Affiliate received the distribution.

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

Redeemable Preferred Stock Issued with a Commitment Fee – The Company considers guidance within ASC 470-20, Debt (ASC 470), ASC 480, and ASC 815 when accounting for a redeemable equity instrument issued with a freestanding-instruments (e.g. commitment fee), such as in the December 2020 preferred stock issuance (First Tranche) and the second issuance upon the date the SharpLink stock is listed or quoted on any trading market (Going Public Transaction) (Second Tranche). In circumstances in which redeemable convertible preferred stock is issued with a commitment fee, the proceeds from the issuance of the convertible preferred stock are first allocated to the commitment fee at its full estimated fair value.

The Company accounts for the commitment fee as either equity instrument, liability, or derivative liability in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480) and/or ASC 815, Derivatives and Hedging (ASC 815), depending on the specific terms of the agreement. The commitment fee, which required the Company to issue ordinary shares equal to 3% of the Company’s issued and outstanding capital immediately following the Second Tranche, required the Company to transfer a variable number of shares outside of its control, which is classified as a liability. Liability-classified instruments are recorded at their estimated fair values at each reporting period until they are exercised, terminated, reclassified, or otherwise settled. Changes in the estimated fair value of the commitment fee were recorded in Commitment Fee Expense in the consolidated statement of operations for the year ended December 31, 2021. The Commitment Fee Expense was immaterial for the year ended December 31, 2020.

Convertible note – The Company issued $1,882,500 in convertible notes in 2019 to individual shareholders. The convertible notes carried an annual interest rate of 4% and were scheduled to automatically convert into SharpLink, Inc. common stock on January 1, 2020, at $2 per share. All of the notes were redeemed or converted into SharpLink, Inc. common stock in 2019.

Treasury Stock – Company shares held as treasury shares are recognized at cost, and as a deduction from equity. Any gain or loss arising from a purchase, sale, issuance or cancellation of treasury shares is recognized directly in equity at the time of such event.

Stock Subscription – The Company issued stock subscriptions in December 2019 for 87,142 ordinary shares for $130,532, of which 66,759 shares were issued to a related party. Stock subscriptions were recorded as a current asset at issuance, representing consideration that has not been paid to the Company based on the subscription price agreed to between the shareholder and the Company related to the purchase of shares. The stock subscriptions for 2019 were collected in January 2020. In 2020, the Company issued 3,516 ordinary shares for $5,266 with no stated payment date. Accordingly, these subscriptions were classified as a contra-account to shareholders’ equity. The Company collected the outstanding proceeds from the stock subscription in the year ended December 31, 2021.

Warrants – The Company accounts for a warrant as an equity instrument, liability or share-based compensation in accordance with ASC 480, Distinguishing Liabilities from Equity, and/or ASC 718, Compensation – Stock Compensation, depending on the specific terms of the agreement.

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

In February 2021, the Company issued a warrant in exchange for advisory services, which vested upon the completion of the Going Public Transaction. The warrant was in the scope of ASC 718 and was recognized at its grant date fair value when the performance condition became probable of occurrence, which in the Company’s case was the completion of the Going Public Transaction. The grant date fair value was determined using a Black Scholes option-pricing model.

Through the MTS Merger, the Company assumed 83,334 warrants issued to a contractor who was formerly the Chief Executive Officer of MTS. The warrants were fully vested and recognized at their grant date fair values immediately prior to the consummation of the MTS Merger and have an exercise price of zero. The grant date fair values were determined using Black Scholes option-pricing models. The compensation expense related to these warrants was recognized in the MTS financial results immediately prior to the merger and thus is not included in the SharpLink consolidated statement of operations.

In November 2021, the Company issued warrants concurrent with a sale of ordinary shares to an institutional investor. Based on the terms of the agreements, the warrants were freestanding, equity-linked instruments that represented separate units of account. The Company allocated the value of net proceeds from the offering to the ordinary shares and warrants based on relative fair value on the grant date. The warrants’ grant date fair values were determined using Black Scholes option-pricing models. The value allocated to the warrants was recorded in Additional Paid-In Capital in the consolidated balance sheets.

Revenue – The Company’s Affiliate Marketing Services – United States and Sports Gaming Client Services operating segments enter into contracts with customers for the development, hosting, operations, maintenance, and service of games and contests that are hosted by the Company and accessed through the customer’s website or other electronic media. This generally results in revenue from developing, hosting, and maintaining software for customers (cloud-hosted SaaS) or licensing revenue for the development of software.

The Company’s Enterprise TEM operating segment enters into contracts with customers to license the rights to use its software products and to provide maintenance, hosting and managed services, support and training to customers. Certain software licenses require customization. The Company sells its products directly to end-users and indirectly through resellers and operating equipment managers (OEM), who are considered end users.

The Company follows a five-step model to assess each sale to a customer; identify the legally binding contract, identify the performance obligations, determine the transaction price, allocate the transaction price, and determine whether revenue will be recognized at a point in time or over time.

Revenue is recognized upon transfer of control of promised products or services (i.e., performance obligations) to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for promised goods or services. The Affiliate Marketing Services – United States and Sports Gaming Client Services operating segments’ performance obligations are satisfied either over time (cloud-hosted SaaS) or at a point in time (software licenses). Software license revenue is recognized when the customer has access to the license and the right to use and benefit from the license. Other items relating to charges collected from customers include reimbursable expenses. Charges collected from customers as part of the Company’s sales transactions are included in revenues and the associated costs are included in cost of revenues.

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

The Enterprise TEM operating segment’s performance obligations are satisfied either overtime (cloud-hosted SaaS, managed services and maintenance) or at a point in time (software licenses). Professional services rendered after implementation are recognized as performed. Software license revenue is recognized when the customer has access to the license and the right to use and benefit from the license. Many of the Enterprise TEM operating segment’s agreements include software license bundled with maintenance and supports. The Company allocates the transaction price for each contract to each performance obligation identified in the contract based on the relative standalone selling price (SSP). The Company determines SSP for the purposes of allocating the transaction price to each performance obligation by considering several external and internal factors including, but not limited to, transactions where the specific element sold separately, historical actual pricing practices in accordance with ASC 606. The determination of SSP requires the exercise of judgement. For maintenance and support, the Company determines the SSP based on the price at which the Company sells a renewal contract.

Stock-Based Compensation – Stock-based compensation expense reflects the fair value of stock-based awards measured at the grant date and recognized over the relevant vesting period. The Company estimates the fair value of each stock-based award on the measurement date using the Black-Scholes option valuation model which incorporates assumptions as to stock price volatility, the expected life of the options, risk-free interest rate, and dividend yield.

Paycheck Protection Program (PPP) Loan – The Company was granted a $46,500 loan on April 15, 2020, under the PPP administered by the Small Business Administration (SBA) approved partner. Management determined that the Company was eligible to receive the loan due to the size of the Company, its immediate financial need, and access to other capital resources at the time of the funding. The loan was uncollateralized and fully guaranteed by the Federal government. It carried an interest rate of 1%, payments of $2,478 were scheduled to begin on October 20, 2020, and the loan was scheduled to mature on April 20, 2022. The Company initially recorded a note payable and subsequently recorded forgiveness when the loan obligation was legally released by the SBA on December 7, 2020. The Company may be audited by the SBA for a period of up to six years after the date it was forgiven to determine whether the Company met the qualifications for the loan. The Company recognized $46,500 of loan forgiveness income within other income and expense on the consolidated statement of operations for the year ended December 31, 2020.

Income Taxes – The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes, under which deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities, net operating losses, and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

The Company uses a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. A tax position is recognized when it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority. The standard also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

Net Loss Per Share – Basic net loss per share is calculated by dividing net loss available to ordinary shareholders, adjusted for preferred stock discount accretion and dividends accrued on preferred stock, by the weighted-average number of ordinary shares outstanding during the period excluding the effects of any potentially dilutive securities. Diluted net loss per share is computed similar to basic loss per share, except that the denominator is increased to include the number of additional ordinary shares that would have been outstanding if potential ordinary shares had been issued if such additional ordinary shares were dilutive. Since the Company had net losses for all the periods presented, basic and diluted loss per share are the same, and additional potential ordinary shares have been excluded, as their effect would be anti-dilutive.

Fair Value Measurements – The Company has determined the fair value of certain assets and liabilities in accordance with generally accepted accounting principles, which provides a framework for measuring fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Estimates – The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements Adopted

In October 2021, the FASB issued Accounting Standards Update (“ASU”) 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, to address diversity in practice on how an acquirer should recognize and measure revenue contracts acquired in a business combination. ASU 2021-08 requires an acquirer to recognize and measure contract assets acquired and contract liabilities assumed in a business combination in accordance with ASC 606, Revenue from Contracts with Customers. The Company early adopted ASU 2021-08 and applied it for the MTS business combination accounting. The new accounting standard was not applicable to the FourCubed business combination, because it did not have contract assets and liabilities. The adoption of the new accounting standard did not result in a material adjustment to contract liabilities for the acquired entities.

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes and includes removal of certain exceptions to the general principles of ASC 740, Income Taxes, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. ASU 2019-12 is effective for the Company beginning on January 1, 2021. The Company has early adopted this standard as of January 1, 2020, and it did not have a material impact on the Company’s consolidated financial statements or footnote disclosures.

Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASC 326, Financial Instruments – Credit Losses (Topic 326): Measurements of Credit Losses on Financial Instruments (“ASC 326”), which replaces the existing incurred loss model with a current expected credit loss (“CECL”) model that requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company would be required to use a forward looking CECL model for accounts receivables, guarantees, and other financial instruments. The Company will adopt ASC 326 on January 1, 2023 and does not expect ASC 326 to have a material impact on its consolidated financial statements.

Note 2 Going Concern

In the pursuit of SharpLink’s long-term growth strategy and the development of its lead generation software and related business, the Company has sustained continued operating losses. During the year ending December 31, 2021, the Company had a net loss from continuing operations of $55,627,135 and $6,071,204 of cash used in operating activities. To fund these planned losses from operations, the Company raised capital from outside investors of $18,000,000 during 2020 and 2021 in the form of ordinary shares, preferred stock and warrants, as described in Notes 7 and 8. The Company secured additional financing through a $3,250,000 term loan in January 2022, as described in Note 17. Based on continued expected cash needs to grow Affiliate Marketing Services – United States’ related operations, there is a substantial doubt about the Company’s ability to continue as a going concern and the Company will require additional liquidity to continue its operations for 12 months from the report date.

The Company is evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, obtaining equity financing, issuing, or restructuring debt, entering into other financing arrangements, and restructuring of operations to grow revenues and decrease expenses. The Company may be unable to access further equity or debt financing when needed. As such, there can be no assurance that the Company will be able to continue as a going concern and obtain additional liquidity when needed or under acceptable terms, if at all; and therefore, the uncertainty related to the Company’s ability to continue as a going concern remains.

The consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

Note 3 Acquisitions

Mer Telemanagement Solutions (“MTS”)

Description of the transaction

On July 26, 2021, Mer Telemanagement Solutions Ltd. (“MTS”), New SL Acquisition Corp., a wholly owned subsidiary of MTS (“Merger Sub”) and privately held SharpLink, Inc. (“SharpLink, Inc.”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub merged with and into SharpLink, Inc., with SharpLink, Inc. surviving as a wholly owned subsidiary of legacy MTS (the “Reverse Merger” or “Merger”). Following the MTS Merger, the Company changed its name from Mer Telemanagement Solutions Ltd. to SharpLink Gaming Ltd. (the “Company”). On a pro forma and fully-diluted basis for the Company, SharpLink, Inc. shareholders own approximately 86% of the Company, inclusive of a stock option pool of 10% of the fully-diluted outstanding share capital of the Company, and legacy MTS securityholders own approximately 14% of the fully-diluted outstanding capital of the Company.

As a result of the MTS Merger, each outstanding share of SharpLink, Inc. common stock was converted into the right to receive SharpLink Gaming Ltd. ordinary shares as calculated pursuant to the Exchange Ratio, as defined in the Merger Agreement. Each outstanding share of SharpLink, Inc. Series A preferred stock was converted into the right to receive SharpLink Gaming Ltd. Series A-1 preferred stock, calculated pursuant to the Exchange Ratio. Each outstanding share of SharpLink, Inc. Series A-1 preferred stock was converted into the right to receive SharpLink Gaming Ltd. Series A-1 preferred stock, calculated pursuant to the Exchange Ratio. Each outstanding share of SharpLink, Inc. Series B preferred stock was converted into the right to receive SharpLink Gaming Ltd. Series B preferred stock, calculated pursuant to the Exchange Ratio.

In connection with a closing condition of the Merger Agreement, a major shareholder of both legacy MTS and SharpLink, Inc., invested $6,000,000 in exchange for 3,692,865 shares of SharpLink Gaming Ltd. Series B preferred stock.

Identification of accounting acquirer

As a result of the MTS Merger, SharpLink, Inc. shareholders own 86% of the Company, on a fully diluted and as-converted basis, and has majority of the voting shares. Additionally, immediately following the closing of the MTS Merger, legacy MTS directors and officers agreed to resign, pursuant to the Merger Agreement. SharpLink, Inc.’ executives became officers of the Company and new members were appointed to the board of directors. The MTS Merger represents a reverse acquisition in which SharpLink, Inc. is the accounting acquirer and legacy MTS is the accounting acquiree. The Company applied the acquisition method of accounting to the identifiable assets and liabilities of legacy MTS, which have been measured at estimated fair value as of the date of the business combination.

Purchase Price

The purchase price is based on the legacy MTS closing share price of $6.80 on July 26, 2021 and 2,492,162 and 670,789 of Ordinary Shares and Preferred Shares, respectively, outstanding as of July 26, 2021, as well as the fair value of 108,334 share options and warrants outstanding as of July 26, 2021. The following table represents the purchase consideration paid in the MTS Merger.

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

MTS issued and outstanding ordinary shares immediately prior to Merger	3,162,951
MTS share price on July 26, 2021	$6.80
MTS ordinary shares fair value	21,508,067
MTS warrants and options fair value	$601,965
Purchase consideration for accounting acquiree	$22,110,032

The fair values of the MTS warrants and options, which are further disclosed in Notes 8 and 10, respectively, were determined using a Black Scholes option-pricing model with the following assumptions:

MTS Warrants - $2.642 strike price
Fair value of ordinary shares	$6.80
Exercise price	$2.64
Expected volatility	54.7%
Expected dividends	0.0%
Expected term (in years)	3.0
Risk-free rate	0.38%

Fair value per warrant	$4.49
Warrants	58,334
Fair value	$261,965

MTS Warrants - $0 strike price
Fair value of ordinary shares	$6.80
Exercise price	$0.00
Expected volatility	54.7%
Expected dividends	0.0%
Expected term (in years)	3.0
Risk-free rate	0.38%

Fair value per warrant	$6.80
Warrants	25,000
Fair value	$170,000

MTS Options - $0 strike price
Fair value of ordinary shares	$6.80
Exercise price	$0.00
Expected volatility	54.7%
Expected dividends	0.0%
Expected term (in years)	3.0
Risk-free rate	0.38%

Fair value per warrant	$6.80
Warrants	25,000
Fair value	$170,000

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

Purchase Price Allocation

The MTS assets and liabilities were measured at estimated fair values at July 26, 2021, primarily using Level 3 inputs. Estimates of fair value represent management’s best estimate of assumptions about future events and uncertainties, including significant judgments related to future cash flows, discount rates, competitive trends, margin and revenue growth assumptions including royalty rates and customer attrition rates and others. Inputs used were generally obtained from historical data supplemented by current and anticipated market conditions and growth rates expected as of the acquisition date.

The fair value of the assets acquired and liabilities assumed as of July 26, 2021 were as follows:

Assets:
Cash	916,000
Restricted cash	1,016,000
Accounts receivable	356,000
Prepaid expenses and other current assets	322,000
Equipment	25,000
Other long-term assets	261,000
Intangible assets	483,000

Total Assets	$3,379,000

Liabilities:
Accrued expenses	2,129,000
Deferred revenue	914,000
Other current liabilities	495,000
Other long-term liabilities	312,000

Total liabilities	$3,850,000

Net assets acquired, excluding goodwill	$(471,000)

Goodwill	22,581,032

Purchase consideration for accounting acquiree	$22,110,032

The fair value, as determined by assumptions that market participants would use in pricing the assets, and weighted average useful life of the identifiable intangible assets are as follows:

		Weighted Average
	Fair Value	Useful Life (Years)

Customer relationships	$414,000	4
Developed technology	69,000	3
	$483,000

The excess of the consideration for the acquisition over the fair value of net assets acquired was recorded as goodwill and derived from the market price of the shares at the time of the MTS Merger in the go-public transaction. During the year ended December 31, 2021, $21,722,213 of the MTS goodwill was impaired. The goodwill created in the acquisition is not expected to be deductible for tax purposes.

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

The allocation of purchase price is subject to finalization during a period not to exceed one year from the acquisition date. Adjustments to the preliminary allocation of purchase price may occur related to finalization of income taxes.

Transaction Costs

SharpLink’s transaction costs incurred in connection with the MTS Merger were $3,084,341 for the year ended December 31, 2021. These costs were primarily comprised of professional fees, recorded in transaction expenses in the consolidated statement of operations. The transaction costs are not expected to be deductible for tax purposes.

Results of the MTS Business Subsequent to the Acquisition

The MTS business had revenues and net loss of $1,517,001 and $22,173,554, respectively, which includes the impact of purchase accounting adjustments and goodwill impairment of $21,722,213. These results are included in the consolidated statements of operations for the period from July 26, 2021 through December 31, 2021. The financial results of the MTS business have been included in the Company’s Enterprise TEM segment from the date of acquisition.

FourCubed

Description of the transaction

On December 31, 2021, SharpLink Gaming Ltd., through its wholly owned subsidiary FourCubed Acquisition Company, LLC, acquired certain business assets of FourCubed (“FourCubed Acquisition”) for total consideration of $6,886,523 in cash and 606,114 ordinary shares of SharpLink Gaming Ltd. with an acquisition date fair value of $1,606,202. Consideration of $6,195,000 was paid on the date of closing, $130,000 plus repayment of cash acquired of $311,523 is due within 45 days after closing and $250,000 is due within 6 months after closing and subject to indemnity claims. Subsequent to closing, the seller is able to earn up to an additional 587,747 ordinary shares of SharpLink Gaming Ltd. by maintaining employment and meeting certain performance conditions (“Earnout”).

Earnout

The Company accounts for an earnout as business combination consideration or compensation in accordance with ASC 805, Business Combinations, and/or ASC 718, Compensation – Stock Compensation, depending on the specific terms of the agreement.

Based on the terms of the agreement, the number of ordinary shares to be paid is fixed as of the agreement date and is paid in the form of ordinary shares in multiple tranches, contingent on continued employment and the achievement of performance milestones, such as business activities, revenue targets and gross margin targets. The Company has determined that the earnout will be accounted for as performance-based compensation under ASC 718 due to the continuing employment requirement. Each milestone is independent of one another, thus can be achieved individually. Beginning on the service inception date, the Company will evaluate the probability of achievement for each milestone. For milestones deemed probable, the Company will recognize compensation cost over the requisite service period.

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

In March 2022, the seller’s employment was terminated. No performance-based milestones were achieved prior to termination. As the earnout is contingent upon achieving specified milestones and continued employment, the Company does not expect to recognize compensation cost related to the earnout.

Purchase Price

The purchase price is based on the cash consideration paid and 606,114 ordinary shares issued and valued at the closing share price of $2.65 on December 31, 2021. The following table represents the purchase consideration to be paid in the FourCubed Acquisition.

Ordinary shares issued to seller	606,114
Ordinary share price on December 31, 2021	$2.65
Consideration in ordinary shares	1,606,202
Cash paid to Seller	6,195,000
Due to Seller	691,523
Purchase consideration	$8,492,725

Purchase Price Allocation

The FourCubed assets and liabilities were measured at estimated fair values at December 31, 2021, primarily using Level 3 inputs. Estimates of fair value represent management’s best estimate of assumptions about future events and uncertainties, including significant judgments related to future cash flows, discount rates, competitive trends, margin and revenue growth assumptions including customer attrition rates, cost to recreate intellectual property and others. Inputs used were generally obtained from historical data supplemented by current and anticipated market conditions and growth rates expected as of the acquisition date.

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

The fair value of the assets acquired and liabilities assumed as of December 31, 2021 were as follows:

Assets:
Cash	$311,523
Accounts receivable	424,593
Prepaid expenses and other current assets	9,468
Intangible assets	4,928,000

Total assets	$5,673,584

Liabilities:
Accrued expenses	$311,026

Total liabilities	311,026

Net assets acquired, excluding goodwill	$5,362,558

Goodwill	3,130,167

Purchase consideration for accounting acquiree	$8,492,725

The fair value, as determined by assumptions that market participants would use in pricing the assets, and weighted average useful life of the identifiable intangible assets are as follows:

		Weighted Average
	Fair Value	Useful Life (Years)

Customer relationships	$4,144,000	10
Developed technology	784,000	1
	$4,928,000

The excess of the consideration for the acquisition over the fair value of net assets acquired was recorded as goodwill, which is attributed to expected synergies and expanded market opportunities from combining the Company’s operations with FourCubed. The goodwill created in the acquisition is expected to be deductible for tax purposes.

FourCubed earns advertising commissions from online gambling sites for connecting individuals to the sites. FourCubed has one performance obligation: to make the connection between the individual and the online gambling site. FourCubed is compensated for that delivery through a cost per acquisition model (CPA) or revenue share model. In February 2022, FourCubed was notified by Entain plc, a gaming operator from which FourCubed earned over 85 percent of its revenues, that it intends to exit the Russian market. FourCubed estimates that approximately 40 percent of its annual revenue, with an estimated operating income margin of 25 percent, is earned from players in the Russian market. The Company will endeavor to transition the players in the Russian market to other operators, but may incur switching costs. Risks of the transition include loss of revenues during the transition period to a new operator, loss of revenues if players choose to no longer utilize the services of FourCubed, loss of revenues if players have an established relationship with the new operator(s) the Company selects, and additional player promotional costs. This event could result in an impairment of goodwill or long-lived assets in the near future.

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

Transaction Costs

Transaction costs incurred in connection with the FourCubed Acquisition were $67,130 for the year ended December 31, 2021. These costs were primarily comprised of professional fees, recorded in transaction expenses in the consolidated statement of operations. The transaction costs are expected to be deductible for tax purposes.

Results of the FourCubed Business Subsequent to the Acquisition

FourCubed had no revenue or expenses during the year ended December 31, 2021 due to the timing of the acquisition relative to the Company’s year end. The financial results of the FourCubed business will be included in the Company’s Affiliate Marketing Services – International segment from the date of acquisition.

Unaudited Pro Forma Information

The following unaudited supplemental pro forma financial information presents the financial results for the years ended December 31, 2021 and 2020 as if the MTS Merger and FourCubed Acquisition had occurred on January 1, 2020. The pro forma financial information includes, where applicable, adjustments for: (i) additional amortization expense of $486,141 and $1,324,900 that would have been recognized related to the acquired intangible assets in 2021 and 2020, respectively, (ii) transaction costs and other one-time non-recurring costs which reduced expenses by $5,468,201 in 2021, and (iii) additional interest expense of $94,685 and $119,095 in 2021 and 2020, respectively, from the new debt arrangement described in Note 17.

The pro forma financial information excludes adjustments for estimated cost synergies or other effects of the integration of MTS and FourCubed:

	2021	2020

Revenues	$11,671,681	$12,883,374

Loss from continuing operations	(52,056,295)	(3,586,095)
Less: dividends accrued on series B preferred stock	(782,887)	(782,887)
Net loss from continuing operations available to ordinary shareholders	(52,839,182)	(4,368,982)

Net loss from discontinued operations, net of tax, available to ordinary shareholders	(49,000)	(37,000)
Net loss available to ordinary shareholders	(52,888,182)	(4,405,982)

Basic and diluted:
Net loss from continuing operations per share	$(3.70)	$(0.30)
Net loss from discontinued operations per share	—	—
Net loss per share	(3.70)	(0.30)

The pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved had the MTS Merger and FourCubed Acquisition been completed as of the date indicated or the results that may be obtained in the future.

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

Note 4 Leases

The Company leases certain office space under a long-term, non-cancelable operating lease agreement. The contract provides the Company the right to substantially all of the economic benefits from the use of the office space and the right to direct the use of the office space, thus it is considered to be or contain a lease. An operating right-of-use (“ROU”) asset and lease liability were recognized based on the present value of the future lease payments over the expected lease term.

The lease has an original term that expires in December 2023 with an option to extend the term for three years. The Company has included the optional renewal period in the lease term because the Company determined after considering all economic factors that the Company is reasonably certain to exercise the option to extend the lease. The agreement requires the Company to pay real estate taxes, insurance, and repairs. There was no allocation of consideration to any non-lease component as amounts were not material.

The weighted-average discount rate is based on the discount rate implicit in the lease, or if the implicit rate is not readily determinable from the lease, then the Company estimates an applicable incremental borrowing rate. The Company determined the incremental borrowing rate based on the Company’s applicable borrowing rates under its current financing agreements as of the commencement date of the standard adoption.

Operating lease costs are recognized in the results of operations as a single lease cost in selling, general and administrative expenses. Total lease costs for the years ended December 31, 2021, 2020 and 2019 were as follows:

	2021	2020	2019
Operating lease cost	$38,400	$38,400	$38,400

The following table summarizes the supplemental cash flow information for the years ended December 31, 2021,2020 and 2019:

Cash paid for amounts included in the measurement of lease liabilities	2021	2020	2019
Operating cash flows from operating leases	$38,400	$38,400	$38,400

The following summarizes the weighted-average remaining lease term and weighted-average discount rate:

	2021	2020
Weighted-average remaining lease term
Operating leases	60 months	72 months

Weighted-average discount rate
Operating leases	6.00%	6.00%

Maturity of noncancelable operating leases with terms greater than one year as of December 31, 2021 are as follows:

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

Year Ending December 31,	Operating leases

2022	$38,400
2023	38,400
2024	38,400
2025	38,400
2026	38,400

Total lease payments	$192,000
Less: interest	26,478

Present value of lease liability	$165,522

Note 5 Intangible Assets

Intangible assets as of December 31, 2021 and 2020 consist of the following:

	Weighted-average
	amortization period		Accumulated
	(years)	Cost	Amortization	Net

Balance, December 31, 2021
Customer relationships	9	$4,718,000	$176,232	$4,541,768
Acquired technology	3	1,283,000	370,314	912,686
Internally developed software	5	654,021	142,050	511,971
Software in development	N/A	13,354	—	13,354

		$6,668,375	$688,596	$5,979,779

Balance, December 31, 2020
Customer relationships	7	$160,000	$108,571	$51,429
Acquired technology	7	430,000	304,645	125,355
Internally developed software	5	341,267	34,127	307,140
Software in development	N/A	124,672	—	124,672

		$1,055,939	$447,343	$608,596

Amortization expense for the years ended December 31, 2021, 2020 and 2019, was $241,253, $112,699 and $81,905, respectively. Estimated future amortization expense related to the intangible assets placed into service is as follows:

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

Amount

2022	1,535,800
2023	692,872
2024	663,273
2025	576,987
2026	438,850
Thereafter	2,071,997

$5,979,779

Note 6 Goodwill

Changes in the carrying amount of goodwill for the years ended December 31, 2021 and 2020 were as follows:

	Affiliate Marketing Services - United States	Sports Gaming Client Services	Enterprise TEM	Affiliate Marketing Services - International	Total

Balance as of December 31, 2019	$—	$381,000	$—	$—	$381,000
Acquisitions	—	—	—	—	—
Less: Impairment charges	—	—	—	—	—

Balance as of December 31, 2020	$—	$381,000	$—	$—	$381,000

Acquisitions	—	—	22,581,032	3,130,167	25,711,199
Less: Impairment charges	—	—	(21,722,213)	—	(21,722,213)
Balance as of December 31, 2021	$—	$381,000	$858,819	$3,130,167	$4,369,986

Cumulative goodwill impairment charges	$—	$—	$21,722,213	$—	$21,722,213

During the year ended December 31, 2021, the Company recorded goodwill impairment of $21,722,213 in the Enterprise TEM reporting unit, which is included in the Enterprise TEM operating segment. The Enterprise TEM reporting unit had goodwill of $858,819 and a negative carrying amount of net assets as of December 31, 2021. There is inherent uncertainty included in the assumptions used in goodwill impairment testing. A change to any of the assumptions could lead to a future impairment that could be material.

Note 7 Convertible Preferred Stock

On December 23, 2020, the SharpLink, Inc. board authorized the establishment and designation of 9,000 shares of 8% convertible preferred stock (“Series A preferred stock”) at $0.01 par value. Additionally, the SharpLink, Inc. board reserved 4,150,000 shares of common stock issuable upon the conversion of the shares of Series A preferred stock. On December 23, 2020, SharpLink, Inc. entered into a securities purchase agreement with an investor to issue 2,000 shares of Series A preferred stock for $2,000,000 (“First Tranche”).

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

Terms of the Series A preferred stock are as follows:

Voting – Series A preferred stock shall have no voting rights, however, without the affirmative vote of the majority of the outstanding shares of Series A preferred stock, SharpLink, Inc. cannot (a) alter or change adversely the powers, preferences or rights given to the Series A preferred stock, (b) authorize or create any class of stock ranking in priority to as to dividends, redemption or distribution of assets upon a liquidation, (c) amend its articles of incorporation or other charter documents in any manner that adversely affects any rights of the holders, (d) increase the number of authorized shares of Series A preferred stock, or (e) enter into any agreement with respect to any of the above.

Dividends – Holders of each share of Series A preferred stock shall be entitled to receive cumulative dividends at the rate per share (as a percentage of the stated value per share) of 8% per annum, payable quarterly on January 1, April 1, July 1 and October 1, beginning on the first such date after the issuance of such share of Series A preferred stock and on each conversion date in cash, or at SharpLink, Inc.’s option, in duly authorized, validly issued, fully paid and non-assessable shares of common stock, or a combination thereof.

Liquidation – Upon any liquidation, dissolution or winding-up of SharpLink, Inc., whether voluntary or involuntary, Series A preferred stock holders shall be entitled to receive out of the assets an amount equal to the Stated Value of $1,000 per share, plus any accrued and unpaid dividends thereon and any other fees or liquidated damages then due (the preferred liquidation preference), for each share of Series A preferred stock before any distribution or payment shall be made to the holders of any Junior Securities.

Conversion – Each share of Series A preferred stock shall be convertible, at any time and from time to time from and after the original issue date at the option of the holder, into that number of shares of common stock determined by dividing the stated value of such share of Series A preferred stock by the conversion price, $2.1693 per share. The conversion price would be reduced if SharpLink, Inc. issues common stock at a price lower than the conversion price, or issues an instrument granting the holder rights to purchase common stock at a price lower than the conversion price. Upon the closing of the Going Public Transaction all outstanding shares of Series A preferred stock shall automatically be converted into that number of shares of common stock, subject to a beneficial ownership limitation of 9.99%, determined by dividing the stated value of such share of Series A preferred stock by the conversion price.

Second Tranche – Immediately prior to completing the Going Public Transaction, SharpLink, Inc. shall sell to the current Series A preferred stock shareholder not less than $5,000,000 of preferred stock.

Commitment Fee –Immediately following the Second Tranche, SharpLink, Inc. shall issue preferred stock equal to the greater of either 15% of the aggregate of the First and Second Tranche or 3% of the Company’s issued and outstanding capital.

Redemption – SharpLink, Inc. shall redeem all of the outstanding shares of Series A preferred stock if SharpLink, Inc. has not completed the Going Public Transaction by December 23, 2021. SharpLink, Inc. would be required to redeem at the aggregate stated value, plus accrued but unpaid dividends, all liquidated damages. Interest shall accrue at the lesser of 12% per annum or the maximum rate permitted by applicable law until the amount is paid in full. SharpLink, Inc. accretes the carrying value of the Series A preferred stock to the full redemption value ratably until December 23, 2021.

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

On June 15, 2021, SharpLink, Inc. entered into the first amendment to the securities purchase agreement, which amended the following terms:

Second Tranche – Amended to provide that immediately prior to completing the Going Public Transaction, SharpLink, Inc. shall sell to the current Series A preferred stock shareholder Series B preferred stock for $6,000,000.

Commitment Fee – Amended to provide that immediately following the Second Tranche, SharpLink, Inc. shall issue Series A-1 preferred stock equal to 3% of the issued and outstanding capital of the Company.

On July 23, 2021, SharpLink, Inc. entered into the second amendment to the securities purchase agreement, which amended the following terms:

Second Tranche – Amended to provide that immediately prior to completing the Going Public Transaction, SharpLink, Inc. shall sell to the current Series A preferred stock shareholder 2,765,824 shares of Series B preferred stock for $6,000,000.

On July 26, 2021, the Company’s board authorized the establishment and designation of 525,016 shares of Series A-1 Convertible preferred stock (“Series A-1 preferred stock”) at $0.01 par value.

Terms of the Series A-1 preferred stock are as follows:

Voting – Series A-1 preferred stock shall have no voting rights, however, without the affirmative vote of the majority of the outstanding shares of Series A-1 preferred stock, the Company cannot (a) alter or change adversely the powers, preferences or rights given to the Series A-1 preferred stock, (b) authorize or create any class of stock ranking in priority to as to dividends, redemption or distribution of assets upon a liquidation, (c) amend its articles of incorporation or other charter documents in any manner that adversely affects any rights of the holders, (d) increase the number of authorized shares of Series A-1 preferred stock, or (e) enter into any agreement with respect to any of the above.

Liquidation – Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, Series A-1 preferred stock holders shall be entitled to receive out of the assets an amount equal to the Stated Value of $2.1693 per share, plus any accrued and unpaid dividends thereon and any other fees or liquidated damages then due (the preferred liquidation preference), for each share of Series A-1 preferred stock before any distribution or payment shall be made to the holders of any Junior Securities.

Conversion – Each share of Series A-1 preferred stock shall be convertible, at any time and from time to time from and after the original issue date at the option of the holder, into that number of shares of common stock determined by dividing the stated value of such share of Series A-1 preferred stock by the conversion price, $2.1693 per share. The conversion price would be reduced if the Company issues common stock at a price lower than the conversion price, or issues an instrument granting the holder rights to purchase common stock at a price lower than the conversion price. Upon the closing of the Going Public Transaction all outstanding shares of Series A-1 preferred stock shall automatically be converted into that number of shares of common stock, subject to a beneficial ownership limitation of 9.99%, determined by dividing the stated value of such share of Series A-1 preferred stock by the conversion price.

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

Redemption – The Company shall redeem all of the outstanding shares of Series A-1 preferred stock if the Company has not completed the Going Public Transaction by July 26, 2022. The Company would be required to redeem at the aggregate stated value, plus accrued but unpaid dividends, all liquidated damages. Interest shall accrue at the lesser of 12% per annum or the maximum rate permitted by applicable law until the amount is paid in full.

On July 26, 2021, the Company’s board authorized the establishment and designation of 2,765,824 shares of Series B convertible preferred stock (“Series B preferred stock”) at $0.01 par value.

Terms of the Series B preferred stock are as follows:

Voting – Series B preferred stock shall have no voting rights, however, without the affirmative vote of the majority of the outstanding shares of Series B preferred stock, the Company cannot (a) alter or change adversely the powers, preferences or rights given to the Series B preferred stock, (b) authorize or create any class of stock ranking in priority to as to dividends, redemption or distribution of assets upon a liquidation, (c) amend its articles of incorporation or other charter documents in any manner that adversely affects any rights of the holders, (d) increase the number of authorized shares of Series B preferred stock, or (e) enter into any agreement with respect to any of the above. Dividends – Holders of each share of Series B preferred stock shall be entitled to receive cumulative dividends at the rate per share (as a percentage of the stated value per share) of 8% per annum, payable quarterly on January 1, April 1, July 1 and October 1, beginning on the first such date after the issuance of such share of Series B preferred stock and on each conversion date in cash, or at the Company’s option, in duly authorized, validly issued, fully paid and non-assessable shares of common stock, or a combination thereof.

Liquidation – Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, Series B preferred stock holders shall be entitled to receive out of the assets an amount equal to the Stated Value of $2.1693 per share, plus any accrued and unpaid dividends thereon and any other fees or liquidated damages then due (the preferred liquidation preference), for each share of Series B preferred stock before any distribution or payment shall be made to the holders of any Junior Securities.

Conversion – Each share of Series B preferred stock shall be convertible, at any time and from time to time from and after the original issue date at the option of the holder, into that number of shares of common stock determined by dividing the stated value of such share of Series B preferred stock by the conversion price, $2December 31, 2021, 2020 and 2019.1693 per share. The conversion price would be reduced if the Company issues common stock at a price lower than the conversion price, or issues an instrument granting the holder rights to purchase common stock at a price lower than the conversion price. Upon the closing of the Going Public Transaction all outstanding shares of Series B preferred stock shall automatically be converted into that number of shares of common stock, subject to a beneficial ownership limitation of 9.99%, determined by dividing the stated value of such share of Series B preferred stock by the conversion price.

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

Redemption – The Company shall redeem all of the outstanding shares of Series B preferred stock if the Company has not completed the Going Public Transaction by July 26December 31, 2021, 2020 and 2019, 2022. The Company would be required to redeem at the aggregate December 31, 2021, 2020 and 2019stated value, plus accrued but unpaid dividends, all liquidated damages. Interest shall accrue at the lesser of 12% per annum or the maximum rate permitted by applicable law until the amount is paid in full.

On July 26, 2021, SharpLink, Inc. completed its merger with Mer Telemanagement Solutions Ltd. (“MTS”) (the “MTS Merger”) and changed its name to SharpLink Gaming Ltd. and commenced trading on NASDAQ under the ticker symbol “SBET.” The MTS Merger was effectuated by a share exchange in which MTS issued shares to SharpLink, Inc. shareholders, resulting in SharpLink, Inc. shareholders owning approximately 86% of the capital stock of SharpLink Gaming Ltd., on a fully-diluted, as-converted basis. The exchange ratio used to determine the number of shares issued to SharpLink, Inc. shareholders was 1.3352, which was calculated pursuant to the terms of the Merger Agreement.

At the Company’s Extraordinary General Meeting of Shareholders held on July 21, 2021, the Company’s shareholders approved an Amended and Restated Articles of Association, which was effected upon consummation of the MTS Merger. The Amended and Restated Articles of Association increased the registered share capital to 92,900,000 ordinary shares, 800,000 shares of Series A preferred stock, 2,600,000 shares of Series A-1 preferred stock and 3,700,000 shares of Series B preferred stock, each at a par value of $0.02, reflecting the reverse stock split at a ratio of 1-to-2, which became effective on July 26, 2021 immediately prior to the effectiveness of the MTS Transaction.

The terms of the Series A preferred stock, Series A-1 preferred stock and Series B preferred stock authorized by the Company are consistent with the terms of the SharpLink, Inc. Series A preferred stock, Series A-1 preferred stock and Series B preferred stock.

The Company’s equity structure was adjusted for all periods presented in the consolidated statements of shareholders’ equity using the exchange ratio established in the Merger Agreement to reflect the number of shares of the legal parent (the accounting acquiree) issued in the reverse acquisition. Ordinary share par value and additional paid-in capital was adjusted for all periods presented in the consolidated statements of shareholders’ equity to reflect the new par value of ordinary shares after the 1-to-2 reverse stock split.

The MTS Merger represented a Going Public Transaction. Immediately prior to the MTS Merger, the outstanding shares of the SharpLink, Inc. Series A preferred stock were exchanged for 1,230,956 shares of Series A-1 preferred stock in the Company. Additionally, the holder of the Series A preferred stock received 700,989 shares of Series A-1 preferred stock in the Company to settle the commitment fee and 3,692,862 shares of Series B preferred stock in the Company in exchange for $6,000,000 to settle the second tranche commitment.

Subsequent to the MTS Merger, the holder of the Series A-1 preferred stock and Series B preferred stock converted 1,931,945 and 3,568,055 shares, respectively, to ordinary shares of the Company, each at a 1:1 ratio.

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

Note 8 Warrants

Warrant – Advisory Services

On February 1, 2021, SharpLink, Inc. issued a common stock purchase warrant (“warrant”) in exchange for advisory services, which gave the holder the right to purchase up to 636,867 shares of SharpLink, Inc.’s common stock.

The terms of the warrant are as follows:

Voting and Dividends – This warrant does not entitle the holder to any voting rights, dividends or other rights as a shareholder of SharpLink, Inc. prior to the exercise of the warrant.

Exercisability and Termination Dates – The warrant will vest and become exercisable by the holder immediately prior to the Going Public Transaction. If the Going Public Transaction does not occur by August 1, 2022, the warrant will terminate and shall no longer be exercisable by the holder. In the instance that a Going Public Transaction is consummated prior to the initial termination date, the warrant shall be vested, fully exercisable and the termination date shall be extended 5 years from the exercisability date.

Exercise Price – The exercise price per share of common stock under this warrant shall be $0.01.

The warrant is in the scope of ASC 718, Compensation – Stock Compensation, as a share-based payment issued to nonemployees in exchange for services. Compensation costs for a nonemployee share-based payment award with a performance condition, such as the Going Public Transaction, is recognized when the performance condition becomes probable of occurrence, which in SharpLink, Inc.’s case is when the Going Public Transaction is completed. On July 26, 2021, SharpLink, Inc. completed its merger with Mer Telemanagement Solutions Ltd. The warrant vested and became fully exercisable into 850,330 ordinary shares in the Company immediately prior to the MTS Merger. The warrant’s grant date fair value of $2,001,677 was recognized upon the completion of the Going Public Transaction using a Black Scholes option-pricing model with the following assumptions:

Fair value of ordinary shares on grant date	$2.36
Exercise price	$0.01
Expected volatility	58.2%
Expected dividends	0.0%
Expected term (in years)	5.00
Risk-free rate	0.42%

SharpLink, Inc.’s underlying stock was not publicly traded on the issuance date of the warrant but its fair value was estimated using a straight-line calculation, with the benefit of hindsight, between the fair values determined as of December 31, 2020 and July 26, 2021 of $0.63 per share and $6.80 per share, respectively. SharpLink, Inc.’s underlying stock fair value was determined on December 31, 2020 using recent equity financings and on July 26, 2021 using the Company’s publicly traded share price. The Company determined that the straight-line calculation provides the most reasonable basis for the valuation of the warrant issued on February 1, 2021, because the Company did not identify any single event that occurred during this interim period that would have caused a material change in value.

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

The Company estimates the volatility of its underlying stock by using an average of the calculated historical volatility of a group of comparable publicly traded stock. The expected dividend yield is calculated using historical dividend amounts and the stock price at the warrant issuance date. The risk-free rate is based on the United States Treasury yield curve in effect at the time of the grant. The expected term is estimated based on contractual terms.

Warrants - MTS

Prior to the MTS Merger, the MTS shareholders approved the issuance of a warrant to the former MTS CEO to acquire 58,334 ordinary shares, at an exercise price of $2.642, which vested and became immediately exercisable upon the consummation of the MTS Merger. The warrant was granted on July 21, 2021 and expires three years after the grant date. The grant date fair value was recognized as an expense upon vesting, which occurred immediately prior to the MTS Merger. The compensation expense related to this warrant was recognized in the MTS financial results immediately prior to the merger and thus is not included in the SharpLink consolidated statement of operations. This warrant does not entitle the holder to any voting rights, dividends or other rights as a shareholder of SharpLink prior to the exercise of the warrant.

Prior to the MTS Merger, the MTS shareholders approved the issuance of a warrant to the former MTS CEO to acquire 25,000 ordinary shares, with a $0 exercise price, which vested and became immediately exercisable upon the consummation of the MTS Merger. The warrant was granted on July 21, 2021 and expires three years after the grant date. The grant date fair value was recognized as an expense upon vesting, which occurred immediately prior to the MTS Merger. The compensation expense related to this warrant was recognized in the MTS financial results immediately prior to the merger and thus is not included in the SharpLink consolidated statement of operations. This warrant does not entitle the holder to any voting rights, dividends or other rights as a shareholder of SharpLink prior to the exercise of the warrant.

Prefunded Warrants and Regular Warrants

On November 16, 2021, the Company entered into a Securities Purchase Agreement with an existing institutional investor pursuant to which the Company agreed to issue and sell, in a registered direct offering, an aggregate of 1,413,075 of the Company’s ordinary shares at an offering price of $3.75 per share. In addition, the Company sold to the same investor certain prefunded ordinary share purchase warrants (“Prefunded Warrants”) to purchase 1,253,592 ordinary shares. The Prefunded Warrants were sold at an offering price of $3.74 per warrant share and are exercisable at a price of $0.01 per share. In a concurrent private placement, the Company agreed to issue to the same institutional investor, for each ordinary share and Prefunded Warrant purchased in the offering, an additional ordinary share purchase warrant, each to purchase one ordinary share (“Regular Warrants”). The Regular Warrants are initially exercisable six months following issuance and terminate four years following issuance. The Regular Warrants have an exercise price of $4.50 per share and are exercisable to purchase an aggregate of 2,666,667 ordinary shares. The aggregate net proceeds from the sale of the Shares and Prefunded Warrants, after deducting offering expenses, is $9,838,711.

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

The terms of the Prefunded Warrants are as follows:

Voting and Dividends – This warrant does not entitle the holder to any voting rights, dividends or other rights as a shareholder of the Company prior to the exercise of the warrant.

Vesting Date – November 19, 2021

Termination Date – When the warrant is exercised in full.

The terms of the Regular Warrants are as follows:

Voting and Dividends – This warrant does not entitle the holder to any voting rights, dividends or other rights as a shareholder of the Company prior to the exercise of the warrant.

Vesting Date – May 19, 2022

Termination Date – November 19, 2025

The Prefunded Warrants and Regular Warrants do not require a cash settlement for the warrants. Based on the terms of the agreements, the warrants were freestanding, equity-linked instruments that represented separate units of account. The Company allocated the value of net proceeds from the offering to the ordinary shares and warrants based on relative fair value. The value allocated to the warrants was recorded in Additional Paid-In Capital in the consolidated balance sheets.

The fair value of the Prefunded Warrants and Regular Warrants was determined using a Black Scholes option-pricing model with the following assumptions:

Prefunded Warrants
Fair value of ordinary shares	$3.25
Exercise price	$0.01
Expected volatility	50.5%
Expected dividends	0.0%
Expected term (in years)	4.00
Risk-free rate	1.03%

Regular Warrants
Fair value of ordinary shares	$3.25
Exercise price	$4.50
Expected volatility	50.5%
Expected dividends	0.0%
Expected term (in years)	4.00
Risk-free rate	1.03%

The fair value of ordinary shares was based on the Company’s publicly traded ordinary share price. The Company estimates the volatility of its underlying stock by using an average of the calculated historical volatility of a group of comparable publicly traded stock and the Company’s publicly traded ordinary shares. The expected dividend yield is calculated using historical dividend amounts and the stock price at the warrant issuance date. The risk-free rate is based on the United States Treasury yield curve in effect at the time of the grant. The expected term is estimated based on contractual terms.

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

The change in the outstanding and vested warrants between December 31, 2020 and 2021 consisted of the following:

	Warrant - advisory services		Warrants - MTS		Prefunded warrants		Regular warrants
	Outstanding	Vested	Outstanding	Vested	Outstanding	Vested	Outstanding	Vested
Beginning balance, December 31, 2020	—	—	—	—	—	—	—	—
Issued and vested	1	1	—	—	1,253,592	1,253,592	2,666,667	—
Acquired	—	—	83,334	83,334	—	—	—	—
Converted to ordinary shares	(1)	(1)	—	—	—	—	—	—
Ending balance, December 31, 2021	—	—	83,334	83,334	1,253,592	1,253,592	2,666,667	—

Note 9 Fair Value

In accordance with fair value accounting guidance, the Company determines fair value based on the exchange price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The inputs used to measure fair value are classified into the following hierarchy:

Level 1: Unadjusted quoted prices in active markets for identical instruments that are accessible as of the measurement date

Level 2: Other significant pricing inputs that are either directly or indirectly observable

Level 3: Significant unobservable pricing inputs, which result in the use of management’s own assumptions

The liability below was measured at fair value during the year ended December 31, 2020 using the market approach. There were no assets or liabilities measured at fair value as of December 31, 2021.

	December 31, 2021	December 31, 2020	Fair Value Hierarchy

Commitment Fee	$—	$577,000	Level 3

Assumptions Used in Determining Fair Value of the Commitment Fee at December 31, 2020

The commitment fee, which required the Company to sell to the Series A preferred stock shareholder 3,692,862 shares of Series B preferred stock for $6,000,000 and to issue Series A-1 preferred stock equal to 3% of the Company’s issued and outstanding capital immediately following the Second Tranche (collectively, the commitment fee and second tranche), required the Company to transfer a variable number of shares outside of its control and is classified as a liability. Liability-classified instruments are recorded at their estimated fair values at each reporting period until they are exercised, terminated, reclassified, or otherwise settled. The Company utilized a Monte Carlo simulation to value the commitment fee. The Company selected this model as it believes it is reflective of all significant assumptions that market participants would likely consider in negotiating the transfer of the commitment fee. Such assumptions include, among other inputs, stock price volatility, risk-free rate, probability of completing a Going Public Transaction, conversion price of the preferred stock and the underlying stock price. The Company’s underlying stock fair value was determined using a straight-line calculation, consistent with the method described for the Warrant – Advisory Services in Note 8. Immediately prior to the MTS Merger, the holder of the Series A preferred stock received 700,989 shares of Series A-1 preferred stock in the Company to settle the commitment fee. The change in the commitment fee was $23,301,206 for the year ended December 31, 2021 and is recorded in commitment fee expense in the consolidated statement of operations. The value of the exchange of the Series A preferred stock for the commitment fee was determined using the quoted-market price of the Company’s stock on the MTS Merger date, $6.80 per ordinary share, on the settlement date of July 26, 2021.

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

Significant inputs and assumptions used in the valuation model as of December 31, 2020, were as follows:

Probability of a Going Public Transaction	50.0%
Volatility	58.5%
Stock price of public company at the time of measurement	$0.63
Date of a Going Public Transaction	April 30, 2021
Pro-forma common shares outstanding at Going Public Transaction date	52,077,000

The change in the commitment fee between December 31, 2020 and 2021 consisted of the following:

Beginning balance, December 31, 2020	$577,000

Commitment fee expense	23,301,206
Issuance of Series A-1 and B preferred stock in exchange for commitment fee	(23,878,206)

Ending balance, December 31, 2021	$—

Note 10 Stock Compensation

During 2020, SharpLink, Inc. approved and adopted the 2020 Stock Incentive Plan (the “2020 plan”), which permits the grant of stock options to its employees, directors and consultants for up to 400,000 shares of SharpLink, Inc. common stock. In connection with the MTS Merger, the Company adopted the 2021 Equity Incentive Plan (the “2021 plan”) and reserved 2,336,632 ordinary shares of the Company for issuance. The Company believes that awards under the 2020 and 2021 plans better align the interests of its employees with those of its stockholders. Option awards are generally granted with an exercise price equal to the market price of the Company’s stock at the date of grant; those options generally vest based on three years of continuous service and have ten-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the plan.

The Company granted 360,000 options under the 2020 plan for the year ended December 31, 2020. In connection with the MTS Merger, the outstanding options were adjusted by the Exchange Ratio of 1.3352 pursuant to the Merger Agreement. The Company granted 1,312,000 options under the 2021 plan for the year ended December 31, 2021. The Company recognized stock compensation expense of $1,656,674 and $67,070 for the years ended December 31, 2021 and 2020, respectively.

The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The Company uses historical option exercise and termination data to estimate the expected term the options are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is calculated using historical dividend amounts and the stock price at the option issue date. The expected volatility is determined using the volatility of peer companies. The Company’s underlying stock has been publicly traded since the date of the MTS Merger. All option grants during the year ended December 31, 2021 were granted subsequent to the MTS Merger. All option grants made under the SharpLink, Inc. 2020 plan were prior to the MTS Merger. The SharpLink, Inc. underlying stock was not publicly traded but was estimated on the date of the grants using valuation methods that consider valuations from recent equity financings as well as future planned transactions.

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

	2021	2020

Expected volatility	51.0 - 51.8%	52.4 - 70.0%
Expected dividends	0.0%	0.0%
Expected term (years)	5.5 - 6.0	5.2 - 10.0
Risk-free rate	0.79 - 1.24%	0.11 - 0.48%
Fair value of Ordinary Shares on grant date	$1.05 - $3.29	$0.94

The summary of activity under the plans as of December 31, 2021, and change during the year ended December 31, 2021 is as follows:

			Weighted average	Aggregate
		Weighted average	remaining	intrinsic
Options	Shares	exercise price	contractual term	value

Outstanding as of December 31, 2020 [1]	480,664	0.94
Granted [2]	1,337,000	6.21
Exercised	(25,917)	0.94
Forfeited	(8,180)	2.04

Outstanding as of December 31, 2021	1,783,567	4.96	9.4	$830,250
Exercisable as of December 31, 2021	658,290	3.78	9.3	$571,099

1 - Equity structure was adjusted for all periods presented using the exchange ratio, 1.3352, established in the Merger Agreement to reflect the number of shares of the legal parent (the accounting acquiree) issued in the reverse acquisition

2 – Includes 25,000 options previously granted to an employee of MTS prior to the merger but were assumed by the Company in connection with the MTS Merger.

Unamortized stock compensation expense of $2,375,624 as of December 31, 2021, will be amortized through 2024.

Note 11 Revenue Recognition

The Company combines its revenue into the following categories:

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

For the year ended December 31, 2021	Affiliate Marketing Services - United States	Sports Gaming Client Services	Enterprise TEM	Total
Software license	$—	$—	$190,574	$190,574
Software-as-a-service	210,376	2,424,228	—	2,634,604
Managed services	—	—	934,257	934,257
Maintenance	—	—	363,697	363,697
Services and other	—	—	28,473	28,473
	$210,376	$2,424,228	$1,517,001	$4,151,605

For the year ended December 31, 2020	Affiliate Marketing Services - United States	Sports Gaming Client Services	Enterprise TEM	Total
Software license	$—	$142,600	$—	$142,600
Software-as-a-service	—	2,136,214	—	2,136,214
Managed services	—	—	—	—
Maintenance	—	—	—	—
Services and other	—	—	—	—
	$—	$2,278,814	$—	$2,278,814

For the year ended December 31, 2019	Affiliate Marketing Services - United States	Sports Gaming Client Services	Enterprise TEM	Total
Software license	$—	$587,750	$—	$587,750
Software-as-a-service	—	1,793,987	—	1,793,987
Managed services	—	—	—	—
Maintenance	—	—	—	—
Services and other	—	—	—	—
	$—	$2,381,737	$—	$2,381,737

The Company’s license contracts contain promises to transfer multiple products to the customer. Judgment is required to determine whether each product is considered to be a distinct performance obligation that should be accounted for separately under the contract. The Company allocates the transaction price to the distinct performance obligations based on relative standalone selling price (SSP) such as the prices charged to customers on a standalone basis, contractually stated prices, and other entity specific factors or by using information such as market conditions and other observable inputs. The Company estimates SSP by maximizing use of observable prices such as contractually stated prices.

Determining whether licenses are distinct performance obligations that should be accounted for separately, or not distinct and thus accounted for together, requires significant judgment. In some arrangements, such as the Company’s license arrangements, the Company has concluded that the individual licenses are distinct from each other. In others, like the Company’s SaaS arrangements, the software development and final product are not distinct from each other because they are highly integrated and therefore the Company has concluded that these promised goods are a single, combined performance obligation.

If a group of agreements are so closely related that they are, in effect, part of a single arrangement, such agreements are deemed to be one arrangement for revenue recognition purposes. The Company exercises significant judgment to evaluate the relevant facts and circumstances in determining whether the separate agreements should be accounted for separately or as, in substance, a single arrangement. The Company’s judgments about whether a group of contracts comprise a single arrangement can affect the allocation of consideration to the distinct performance obligations, which could have an effect on results of operations for the periods involved.

The Company is required to estimate the total consideration expected to be received from contracts with customers. In limited circumstances, the consideration expected to be received is fixed based on the specific terms of the contract or based on the Company’s expectations of the term of the contract. Generally, the Company has not experienced significant returns from or refunds to customers. These estimates require significant judgment and the change in these estimates could have an effect on its results of operations during the periods involved.

The Company follows a five-step model to assess each sale to a customer; identify the legally binding contract, identify the performance obligations, determine the transaction price, allocate the transaction price, and determine whether revenue will be recognized at a point in time or over time. Revenue recognized point in time and over time is presented by period below:

For the year ended December 31, 2021	Affiliate Marketing Services - United States	Sports Gaming Client Services	Enterprise TEM	Total
Point in time	$—	$—	$219,047	$219,047
Over time	210,376	2,424,228	1,297,954	3,932,558
	$210,376	$2,424,228	$1,517,001	$4,151,605

For the year ended December 31, 2020	Affiliate Marketing Services - United States	Sports Gaming Client Services	Enterprise TEM	Total
Point in time	$—	$142,600	$—	$142,600
Over time	—	2,136,214	—	2,136,214
	$—	$2,278,814	$—	$2,278,814

For the year ended December 31, 2019	Affiliate Marketing Services - United States	Sports Gaming Client Services	Enterprise TEM	Total
Point in time	$—	$587,750	$—	$587,750
Over time	—	1,793,987	—	1,793,987
	$—	$2,381,737	$—	$2,381,737

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

The timing of revenue recognition may differ from the timing of invoicing to customers and these timing differences result in contract advanced billings on the Company’s consolidated balance sheet. The Company has an enforceable right to payment upon invoicing and records contract liabilities when revenue is recognized subsequent to invoicing. The Company recognized unbilled revenue when revenue is recognized prior to invoicing.

The Company recognized contract assets related to direct costs incurred to fulfill the contracts. These costs are primarily labor costs associated with the development of the software. The Company defers these costs and amortizes them into cost of revenues over the period revenues are recognized.

The activity in the contract assets for the years ending December 31, 2021 and 2020 are as follows:

Amount

Balance as of January 1, 2019	$144,364
Labor costs expensed	(298,866)
Labor costs deferred	350,018
Balance as of December 31, 2019	195,516
Labor costs expensed	(391,423)
Labor costs deferred	471,244
Balance as of December 31, 2020	275,337
Labor costs expensed	(523,926)
Labor costs deferred	396,502
Balance as of December 31, 2021	$147,913

The Company’s assets and liabilities related to its contracts with customers were as follows:

	2021	2020

Accounts receivable, net of allowance for credit losses	$930,795	$324,302
Unbilled revenue (reported in accounts receivable)	162,760	31,610
Contract assets	147,913	275,337
Contract liabilities	(1,205,058)	(406,508)

All contract liabilities at December 31, 2020, 2019 and 2018 were recognized as revenue within the next fiscal year. All other activity in contract liabilities is due to the timing of invoice in relation to the timing of revenue as described above.

Contracted but unsatisfied performance obligations were approximately $3,246,589 as of December 31, 2021, of which the Company expects to recognize the entire amount in revenue over the next 12 months. During the years ended December 31, 2021,2020 and 2019, no revenue was recognized from performance obligations satisfied in previous periods.

Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 days. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that its contracts generally do not include a significant financing component. The primary purpose of invoicing terms is to provide customers with simplified and predictable ways of purchasing the Company’s products and services, and not to facilitate financing arrangements.

The Company had four customers that accounted for approximately 49% of revenue in 2021. There was $456,460 due from these customers at December 31, 2021. The Company had four customers that accounted for approximately 72% of revenue in 2020. There was $316,302 due from these customers at December 31, 2020. The Company had five customers that accounted for approximately 84% of revenue in 2019. There was $605,640 due from these customers at December 31, 2019.

Note 12 Segment Information

The Company has four operating segments: Affiliate Marketing Services – United States, Sports Gaming Client Services, Enterprise Telecom Expense Management (“TEM”) and Affiliate Marketing Services – International. Each operating segment is also a reportable segment. The Affiliate Marketing Services – United States segment was named Affiliate Marketing Services in 2020. The Enterprise TEM and Affiliate Marketing Services – International segments are new in 2021 as a result of the MTS Merger and FourCubed Acquisition, respectively.

The Affiliate Marketing Services – United States segment collects information on potential U.S. domiciled sports bettors, connects them with contextual sports betting content, and converts them to paying sports betting customers in exchange for either a pre-negotiated share of a sportsbook operator’s revenue, or a fixed fee from such operator. In addition, the segment provides sports betting data (e.g., betting lines) to sports media publishers in exchange for a fixed fee.

The Sports Gaming Client Services segment provides its clients with development, hosting, operations, maintenance, and service of free-to-play games and contests. These relationships can be either software-as-service (“SaaS”) arrangements that are hosted by SharpLink and accessed through its clients’ websites or other electronic media; or software licenses that allow the client to take the software on premise.

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

The Enterprise TEM segment is a global provider of solutions for telecommunications expense management, enterprise mobility management, call usage and accounting software. The segment’s TEM solutions allow enterprises and organizations to make smarter choices with their telecommunications spending at each stage of the service lifecycle, including allocation of cost, proactive budget control, fraud detection, processing of payments and spending forecasting.

The Affiliate Marketing Services – International segment is an iGaming and affiliate marketing network, focused on delivering quality traffic and player acquisitions, retention and conversions to global iGaming operator partner worldwide.

Any intercompany revenues or expenses are eliminated in consolidation. All of the Company’s operating revenues and expenses, other than those excluded from Adjusted EBITDA as detailed below, are allocated to the Company’s reportable segments. The Company defines and calculates Adjusted EBITDA as net loss before the impact of interest income or expense, income tax provision, and depreciation and amortization, and further adjusted for stock compensation expense, transaction expenses, commitment fee expense and impairment expense, as described in the reconciliation below.

A measure of segment assets and liabilities has not been currently provided to the Company’s chief operating decision maker and is therefore not presented below.

Summarized financial information for the Company’s reportable segments for the year ended December 31, 2021 is shown below. Affiliate Marketing Services – International is not presented, as there was no activity between the acquisition date and the Company’s year end.

	Affiliate Marketing Services - United States	Sports Gaming Client Services	Enterprise TEM	Total

Revenue	$210,376	$2,424,228	$1,517,001	$4,151,605

Adjusted EBITDA	(3,748,166)	(134,313)	(366,847)

Adjusted for
Stock compensation expense	1,186,727	469,947	—	1,656,674
Transaction expenses	4,450,544	—	—	4,450,544
Commitment fee expense	23,301,206	—	—	23,301,206
Goodwill impairment expense	—	—	21,722,213	21,722,213
Depreciation and amortization	113,217	92,168	64,759	270,144
Loan forgiveness income	—	—	—	—
Interest income	(28,055)	—	(1,000)	(29,055)
Interest expense	—	—	—	—
Income tax provision	2,348	—	3,735	6,083

Net Loss from continuing operations	(32,774,153)	(696,428)	(22,156,554)	(55,627,135)

Loss from discontinued operations	—	—	(17,000)	(17,000)
Net loss	$(32,774,153)	$(696,428)	$(22,173,554)	$(55,644,135)

Capital expenditures	228,878	29,365	2,000	260,243

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

Summarized financial information for the Company’s reportable segments for the year ended December 31, 2020, is shown below:

	Affiliate Marketing Services - United States	Sports Gaming Client Services	Enterprise TEM	Total

Revenue	$—	$2,278,814	$—	$2,278,814

Adjusted EBITDA	(1,362,627)	356,032	—

Adjusted for
Stock compensation expense	67,070	—	—	67,070
Transaction expenses	—	—	—	—
Commitment fee expense	—	—	—	—
Goodwill impairment expense	—	—	—	—
Depreciation and amortization	36,914	96,116	—	133,030
Loan forgiveness income	(46,500)	—	—	(46,500)
Interest income	(23,468)	—	—	(23,468)
Interest expense	1,375	—	—	1,375
Income tax provision	970	—	—	970

Net Loss from continuing operations	(1,398,988)	259,916	—	(1,139,072)

Loss from discontinued operations	—	—	—	—
Net loss	$(1,398,988)	$259,916	$—	$(1,139,072)

Capital expenditures	293,952	4,347	—	298,299

Summarized financial information for the Company’s reportable segments for the year ended December 31, 2019, is shown below:

	Affiliate Marketing Services - United States	Sports Gaming Client Services	Enterprise TEM	Total

Revenue	$—	$2,381,737	$—	$2,381,737

Adjusted EBITDA	(543,438)	259,531	—

Adjusted for
Stock compensation expense	—	—	—	—
Transaction expenses	—	—	—	—
Commitment fee expense	—	—	—	—
Goodwill impairment expense	—	—	—	—
Depreciation and amortization	1,483	96,373	—	97,856
Loan forgiveness income	—	—	—	—
Interest income	(15,777)	—	—	(15,777)
Interest expense	20,037	—	—	20,037
Income tax provision	(79,870)	—	—	(79,870)

Net Loss from continuing operations	(469,311)	163,158	—	(306,153)

Loss from discontinued operations	—	—	—	—
Net loss	$(469,311)	$163,158	$—	$(306,153)

Capital expenditures	180,620	12,380	—	193,000

Summarized revenues by country in which the Company operated for the years ended December 31, 2021, 2020 and 2019 is shown below:

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

	Affiliate Marketing Services - United States	Sports Gaming Client Services	Enterprise TEM	Total
December, 31, 2021

United States	$210,376	$2,424,228	$1,185,371	$3,819,975
Rest of World	—	—	331,630	331,630
Revenues	$210,376	$2,424,228	$1,517,001	$4,151,605

December, 31, 2020

United States	$—	$2,278,814	$—	$2,278,814
Rest of World	—	—	—	—
Revenues	$—	$2,278,814	$—	$2,278,814

December, 31, 2019

United States	$—	$2,381,737	$—	$2,381,737
Rest of World	—	—	—	—
Revenues	$—	$2,381,737	$—	$2,381,737

The Company does not have material tangible long-lived assets in foreign jurisdictions.

The Company’s Sports Gaming Client Services segment derives a significant portion of its revenues from several large customers. The table below presents the percentage of consolidated revenues derived from the Sports Gaming Client Services segment:

	2021	2020	2019

Customer A	15%	18%	13%
Customer B	10%	13%	11%
Customer C	10%	13%	17%
Customer D	14%	28%	18%
Customer E	*	*	25%

*	Revenue from customer was less than 10% for the years ended December 31, 2021 and 2020.

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

Note 13 Income Taxes

Deferred tax assets and liabilities as of December 31, 2021 and 2020 consist of the following:

	2021	2020
Deferred tax assets
Net operating losses	$8,927,213	$445,673
Research and development tax credit	30,429	22,086
Nonqualified stock options	334,519	2,351
Equipment	1,256	668
Goodwill	14,088	—
Bad debts	120,608	—
Accrued expenses and other	425,327	—
Business interest expense	—	983

Gross deferred tax assets	9,853,440	471,761
Valuation allowance	(9,728,975)	(418,227)
Net deferred tax assets	$124,465	$53,534

Deferred tax liabilities
Intangible assets	(130,023)	(35,985)
Goodwill	—	(21,935)

Deferred tax liabilities	(130,023)	(57,920)

Net deferred tax liability	$(5,558)	$(4,386)

As of December 31, 2021, the Company established a valuation allowance against certain deferred tax assets to reduce the total to an amount management believed was appropriate. Realization of deferred tax assets is dependent upon sufficient future taxable income during the periods when deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

As of December 31, 2021, the Company has a federal tax net operating loss carryforward of $9,784,801, which will be available to offset future taxable income indefinitely. The other $59,833 of Federal tax net operating loss will expire beginning in 2033. The Company has net operating loss carryforwards in various states. The net tax effected value of those state net operating loss carryforwards is $282,716. The state net operating loss carryforwards will begin to expire in 2035 and are available to offset future taxable income or reduce taxes payable through 2040. The Company also has net operating loss carryforwards in foreign jurisdictions of $28,814,101.

The foreign net operating losses related to operations in Israel and Hong Kong that can be carried forward indefinitely. The Company has US federal and state research and development tax credits of $30,429 and $22,086 as of December 31, 2021 and 2020, that will be available to offset future tax liabilities. Research and development tax credits will begin to expire in 2029.A company’s ability to utilize a portion of its net operating loss carryforwards to offset future taxable income may be subject to certain limitations under Section 382 of the Internal Revenue Code due to changes in the equity ownership of the Company. The Company has determined that all net operating losses are fully available as of December 31, 2021, but had not completed a formal Section 382 analysis. In addition, future changes in ownership as defined in Section 382 of the Internal Revenue Code could put limitations on the availability of the net operating loss carryforwards.

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

The provision for (benefit from) income taxes charged to income for the years ended December 31, 2021, 2020 and 2019 consist of the following:

	2021	2020	2019

US current tax expense	$4,911	$—	$—
Foreign current tax expense	—	—	—
US deferred tax expense (benefit)	1,172	970	(79,870)

Provision for income tax expenses (benefit)	$6,083	$970	$(79,870)

A reconciliation between the effective tax rate on income from continuing operations and the statutory tax rate is as follows:

	2021		2020		2019

Income tax benefit at federal statutory rate	$(11,678,252)	21.0%	$(239,001)	21.0%	$(81,064)	21.0%
State and local income taxes net of federal tax benefit	(267,103)	0.5%	(27,523)	2.4%	(10,786)	2.8%
Rate differentials	(4,020)	0.0%	919	-0.1%	(32,230)	8.3%
Meals and entertainment, non-deductible expenses and tax-exempt income	72,503	-0.1%	1,042	-0.1%	1,682	-0.4%
Incentive stock option expense	59,055	-0.1%	11,945	-1.1%	—	0.0%
Nondeductible goodwill impairment	4,553,171	-8.2%	—	0.0%	—	0.0%
Nondeductible commitment fee	4,893,253	-8.8%	—	0.0%	—	0.0%
PPP loan forgiveness income	—	0.0%	(9,765)	0.9%	—	0.0%
Research and development credits	—	0.0%	(13,852)	1.2%	(8,234)	2.1%
STI taxable income prior to merger	—	0.0%	(41,843)	3.7%	(48,417)	12.5%
Change in provision for uncertain tax positions	1,177	0.0%	—	0.0%	—	0.0%
Change in valuation allowance	2,376,299	-4.3%	319,048	-28.0%	99,179	-25.6%

Provision for income tax expenses (benefit)	$6,083	0.0%	$970	-0.1%	$(79,870)	20.7%

The Company has not provided any additional U.S. federal or state income taxes or foreign withholding taxes on the undistributed foreign earnings or basis differences as such differences have been considered indefinitely reinvested in the business. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is not practicable because of the complexities associated with its hypothetical calculation.

The following presents the change in accrued uncertain tax positions:

Beginning balance, December 31, 2020	$—
Acquired uncertain tax position	131,000
Interest	100
Ending balance, December 31, 2021	$131,100

The Company files income tax returns in the U.S. federal jurisdiction, Minnesota, and various other states. The Company is not subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2017. The Company also files in Israel, Hong Kong and other foreign jurisdictions, . The Company is not periods prior to 2017 in Israel and 2015, in Hong Kong The other foreign jurisdictions have various tax examination periods. It is difficult to predict the final timing and resolution of any particular uncertain tax position. Based on the Company’s assessment of many factors, including past experience and complex judgements about future events, the Company does not currently anticipate significant changes in its uncertain tax positions over the next 12 months.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits as additional income tax expense. During the years ended December 31, 2021, 2020 and 2019, the Company did not recognize material income tax expense related to interest and penalties. The Company’s uncertain tax position balance was $131,100 at December 31, 2021. If realized, approximately $33,000 would impact the effective tax rate.

Note 14 Discontinued Operation

Prior to the MTS Merger, the acquiree discontinued the operations of TABS Brazil Ltda. and Vexigo Ltd. The results of the discontinued operations, assets and liabilities have been presented in a single line in the consolidated statement of operations and balance sheets. The summarized results of operations for TABS Brazil Ltda. and Vexigo Ltd. from the acquisition date to December 31, 2021 are as follows:

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

2021
Revenues	$—
Cost of revenues	—
Gross profit	—
Operating expenses	22,000
Operating loss	(22,000)
Other income and (expense)	5,000
Loss from discontinued operations, net of tax	$(17,000)

 The major classes of assets and liabilities that were classified as discontinued operations are presented below:

2021
Cash and cash equivalents	$184,000
Total assets of discontinued operations	$184,000

Accrued expenses	$(534,256)
Total liabilities of discontinued operations	$(534,256)

Total assets and liabilities of discontinued operations are recorded in prepaid expenses and other current assets and other current liabilities of the December 31, 2021 consolidated balance sheet, respectively.

Note 15 Loss Per Share

The calculation of loss per share and weighted-average shares of the Company’s ordinary shares outstanding for the periods presented are as follows:

	2021	2020	2019

Net loss from continuing operations	$(55,627,135)	$(1,139,072)	$(306,153)
Less: discount accretion on series A preferred stock	(373,560)	(13,321)	—
Less: dividends accrued on series A preferred stock	(91,192)	(3,507)	—
Less: dividends accrued on series B preferred stock	(315,632)	—	—
Net loss from continuing operations available to ordinary shareholders	(56,407,519)	(1,155,900)	(306,153)

Net loss from discontinued operations, net of tax, available to ordinary shareholders	(17,000)	—	—

Net loss available to ordinary shareholders	$(56,424,519)	$(1,155,900)	$(306,153)

Basic and diluted weighted-average shares outstanding	14,300,311	10,745,683	8,795,227

Basic and diluted:
Net loss from continuing operations per share	$(3.94)	$(0.11)	$(0.03)
Net loss from discontinued operations per share	—	—	—
Net loss per share	(3.94)	(0.11)	(0.03)

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

The MTS Merger was accounted for as a reverse acquisition. In accordance with ASC 805, Business Combinations, the equity structure in the consolidated financial statements following a reverse acquisition reflects the equity structure of the legal acquirer (MTS), including the equity interests issued by the legal acquirer to effect the business combination. For periods prior to the MTS Merger date, the weighted-average number of ordinary shares outstanding represents the legal acquiree’s (SharpLink, Inc.) historical weighted-average number of ordinary shares multiplied by the exchange ratio calculated pursuant to the MTS Merger Agreement of 1.3352.

The 5,422,342 shares issued at the time of the common control merger on November 1, 2020 have been treated as outstanding for all of 2020. The redeemable convertible preferred stock is a participating security, whereby if a dividend is declared to the holders of ordinary shares, the holders of preferred stock would participate to the same extent as if they had converted the preferred stock to ordinary shares.

For the periods presented, the following securities were not required to be included in the computation of diluted shares outstanding:

	2021	2020	2019

Stock options	1,783,567	480,660	—
Series A preferred stock	—	1,230,945	—
Series A-1 preferred stock	54,737	—	—
Series B preferred stock	124,810	—	—
Earnout	587,747	—	—
MTS warrants	83,334	—	—
Prefunded warrants	1,253,592	—	—
Regular warrants	2,666,667	—	—
Stock subscriptions	—	3,515	87,141
Convertible debt	—	—	1,256,726
Total	6,554,454	1,715,120	1,343,867

Note 16 Related Party Transactions

SportsHub Games Network (“Affiliate”) owns approximately 40% of the outstanding ordinary shares of the Company. The Affiliate has historically paid direct expenses incurred by the Company’s subsidiary, STI, which includes salaries and related expense for the employees of STI. The Affiliate collects cash on behalf of the STI’s revenue generating activities. The excess of revenue collected by the Affiliate over the expenses paid by the Affiliate is recorded as a distribution to the Affiliate. Distribution per share has been excluded from disclosure within the consolidated statement of shareholders’ equity as only the Affiliate received the distribution. The Company has generated a payable to the Affiliate for expenses paid on behalf of STI in excess of cash collected by the Affiliate on behalf of STI’s revenue generating activities, which is recorded in Due to Affiliate in the consolidated balance sheet.

Alpha Capital Anstalt (“Alpha”) is an investor in the Company, which owns ordinary shares, Series A-1 preferred stock, Series B preferred stock, regular warrants and prefunded warrants. Alpha has a voting interest in the Company of less than 10%, but has an ownership interest in the Company that exceeds 10%. The Company has entered into financing arrangements with Alpha, as disclosed in Notes 7 and 8 to the consolidated financial statements.

SharpLink Gaming Ltd.
Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

The Company uses Hays Companies (“Hays”) as an insurance broker. Hays is considered a related party as an executive of Hays serves on the board of directors for the Company. The Company paid $728,986, $18,330 and $24,357 for the years ending December 31, 2021, 2020 and 2019, respectively for insurance coverage brokered by Hays. The Company’s director earned no commissions for the placement of these policies.

The Company leases office space in Canton, Connecticut from CJEM, LLC (CJEM), which is owned by an executive of the Company. The Company paid rent expense of $38,400 in years ending December 31, 2021, 2020 and 2019 related to this lease.

In June 2020, an investor contributed $550,000 to the Company in exchange for a convertible promissory note (“note”) to purchase SharpLink, Inc. common stock and joined the Company in an executive role. The note had a voluntary conversion feature into SharpLink, Inc. common stock during the term of the note and a mandatory conversion feature at maturity, June 30, 2021. The voluntary and mandatory conversion features converted the note into SharpLink, Inc. common stock at a price of $2.00 per share. The executive contributed an additional $200,000 in October 2020 in exchange a convertible promissory note to purchase SharpLink, Inc. common stock with the same terms. In November 2020 the executive resigned from the Company and the Company repaid the investor $750,000, which represents the total investment. Proceeds received from the issuance of the notes were recorded as prepaid stock purchases in Additional Paid-In Capital. The repayment of the notes was recorded as reduction to Additional Paid-In Capital.

Note 17 Subsequent Events

On January 31, 2022, FourCubed Acquisition Company, a wholly-owned subsidiary of the Company, entered into a $3,250,000 term loan agreement with Platinum Bank. The agreement bears interest at a rate of 4.00 percent and requires a fixed monthly payment of $59,854, consisting of principal and interest, through the term loan’s maturity, January 31, 2027.

EXHIBIT 19. EXHIBTS

Exhibit Number	Description

1.1	Memorandum of Association of SharpLink Israel (incorporated by reference to Exhibit 4.1 to Form F-3 filed with the SEC on July 27, 2021) (translated from Hebrew; the original language version is on file with the Registrant and is available upon request)

1.2	Second Amended and Restated Articles of Association of SharpLink Israel (incorporated by reference to Exhibit 4.2 to Form F-3 filed with the SEC on July 27, 2021)

2.1	Specimen of Ordinary Share Certificate (incorporated by reference to Exhibit 2.1 to SharpLink Israel’s Annual Report on Form 20-F for the year ended December 31, 2017)

2.2	Form of Prefunded Warrant issued to Alpha Capital Anstalt (incorporated by reference to Exhibit 4.1 to SharpLink Israel’s Report on Form 6-K submitted to the SEC on November 19, 2021)

2.3	Form of Regular Warrant issued to Alpha Capital Anstalt (incorporated by reference to Exhibit 4.2 to SharpLink Israel’s Report on Form 6-K submitted to the SEC on November 19, 2021)

2.4**	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

4.1	Agreement and Plan of Merger, dated April 15, 2021, among the Registrant, SharpLink, Inc., and New SL Acquisition Corp. (incorporated by reference to Exhibit 99.2 to SharpLink Israel’s Report on Form 6-K submitted to the SEC on April 15, 2021)

4.2	Amendment No. 1 to Agreement and Plan of Merger, dated July 23, 2021, Mer Telemanagement Solutions Ltd., New SL Acquisition Corp. and SharpLink, Inc. (incorporated by reference to Exhibit 2.2 to Form F-3 filed with the SEC on July 27, 2021)

4.3	SharpLink Israel 2003 Israeli Share Option Plan (incorporated by reference to Exhibit B to Item IV of Exhibit 99.1 of SharpLink Israel’s Report on Form 6-K submitted to the SEC on July 2, 2013)+

4.4	SharpLink Israel 2006 Stock Option Plan (incorporated by reference to Appendix B to Item 1 of SharpLink Israel’s Report on Form 6-K submitted to the SEC on June 23, 2006)+

4.5	SharpLink Israel 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to SharpLink Israel’s Registration Statement on Form S-4 filed with the SEC on February 3, 2022) +

4.6	Employment Agreement by and between SharpLink, Inc. and Rob Phythian, dated July 26, 2021 (incorporated by reference to Exhibit 10.4 to SharpLink Israel’s Registration Statement on Form S-4 filed with the SEC on February 3, 2022) +

4.7	Employment Agreement by and between SharpLink, Inc. and Chris Nicholas, dated July 26, 2021(incorporated by reference to Exhibit 10.5 to SharpLink Israel’s Registration Statement on Form S-4 filed with the SEC on February 3, 2022) +

4.8	Employment Agreement by and between SharpLink, Inc. and Brian Bennett, dated July 30, 2021 (incorporated by reference to Exhibit 10.6 to SharpLink Israel’s Registration Statement on Form S-4 filed with the SEC on February 3, 2022) +

4.9	Directors and Officers Compensation Policy (incorporated by reference to Annex C to Exhibit 99.2 of SharpLink Israel’s Report on Form 6-K submitted to the SEC on June 16, 2021) +

4.10	Securities Purchase Agreement dated December 23, 2020, between SharpLink, Inc. and Alpha Capital Anstalt, as amended on June 15, 2021 and July 23, 2021 (incorporated by reference to Exhibit 10.1 to SharpLink Israel’s Report on Form 6-K submitted to the SEC on November 19, 2021)

4.11	Securities Purchase Agreement dated November 16, 2021 between the Company and Alpha Capital Anstalt (incorporated by reference to Exhibit 10.1 to SharpLink Israel’s Report on Form 6-K submitted to the SEC on November 19, 2021)

4.12	Asset Purchase Agreement, dated December 31, 2021, by and among FourCubed Acquisition Company, LLC, 6t4 Company, FourCubed Management, LLC, Chris Carlson, and SharpLink Gaming Ltd. (incorporated by reference to Exhibit 10.1 to SharpLink Israel’s Report on Form 6-K submitted to the SEC on January 12, 2022)

4.13†	Registration Rights Agreement, dated December 31, 2021, by and among SharpLink Gaming Ltd., 6t4 Company, and Chris Carlson (incorporated herein by reference to Exhibit 10.2 to SharpLink Israel’s Report on Form 6-K filed with the SEC on January 12, 2022)

8.1**	List of Subsidiaries

12.1**	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

12.2**	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Consent of RSM US LLP

15.2**	Letter of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, to the SEC, dated as of the date hereof.**

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	To be filed by amendment
**	Filed herewith
†	Pursuant to Item 601(b)(10)(iv) of Regulation S-K, certain information contained in this has been redacted as indicated therein
+	Indicates management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement annual report on its behalf.

SHARPLINK GAMING LTD.

By:	/s/ Rob Phythian
Title:	Chief Executive Officer
Date:	May 16, 2022